Form 20-F
period 2008-12-31
AVIVA PLC
filed 2009-10-07
CIK 1140022

As filed with the Securities and Exchange Commission on 7 October, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-153999

AVIVA PLC
(Exact Name of Registrant as Specified in its Charter)

ENGLAND AND WALES
(Jurisdiction of Incorporation)

St. Helen’s, 1 Undershaft
London EC3P 3DQ, England
(Address of Principal Executive Offices)
David Rogers
Chief Accounting Officer
Aviva plc
St. Helen’s, 1 Undershaft
London EC3P 3DQ, England
+44 20 7662 8934 david.f.rogers@aviva.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 25 pence par value each	New York Stock Exchange
Ordinary Shares	New York Stock Exchange (for listing purposes only) *

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was:
2,658 million
 Ordinary Shares, 25 pence par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [_]  No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [_]  No [X]
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [_]  No [X]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [_]   Accelerated filer [_]  Non-accelerated filer [X]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [_]   International Financial Reporting Standards as issued by the International Accounting Standards Board [X]  Other [_]
If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [_]  Item 18 [_]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_]   No [X]
* Not for trading, but only in connection with the registration of American Depositary Shares.

[This page has been intentionally left blank]

TABLE OF CONTENTS

Consolidated Financial Statements of Registrant for the year ended 31 December 2008	F-1
Condensed Financial Information of Registrant for the year ended 31 December 2008	S-1
Unaudited Condensed Interim Financial Statements of Registrant for the six months ended 30 June 2009	I-1
Glossary of selected terms	G-1
Signatures	SIG-1

INTRODUCTION

In this registration statement, the “Company”, the “Group”, “we”, “us” and “our” refer to Aviva plc or Aviva plc and its consolidated subsidiaries, as the context may require.  Please refer to the glossary beginning on page G-1 for definitions of selected insurance terms.

We are incorporated as a public limited company organised under the laws of England and Wales. We operate pursuant to our memorandum and articles of association, the U.K. Companies Act, other legislation and regulation in England and Wales, and where applicable, local legislation.  Our principal executive office is located at St. Helen’s, 1 Undershaft, London EC3P 3DQ, England.

We are applying to register the ordinary shares underlying our American Depositary Shares (“ADSs”) under the Securities Exchange Act of 1934, as amended. This registration statement describes our Company and the ADSs, which may be represented by American Depositary Receipts (“ADRs”) for trading on the New York Stock Exchange (“NYSE”). Our ordinary shares are currently listed and trading on the London Stock Exchange. We produce financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

As a result of rounding adjustments, the figures or percentages in a column may not add up to the total for that column.

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in pounds sterling (“Pounds sterling”, “pounds sterling” or “£”). Unless noted otherwise, all amounts in this annual report are expressed in pounds sterling. For historical exchange rate information, refer to Item 3, “Key Information – Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on our financial condition and results of operations, see Item 5, “Operating and Financial Review and Prospects – Factors Affecting Results of Operations – Exchange Rate Fluctuations”.

FORWARD-LOOKING STATEMENTS

This registration statement contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words ‘‘believes’’, ‘‘intends’’, ‘‘expects’’, ‘‘plans’’, ‘‘seeks’’, “aims”, “may”, “could”, “outlook”, “estimates” and ‘‘anticipates’’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties.  We believe that these factors include, but may not be limited to, those set forth under Item 3, “Risk Factors,” and Item 5, “Operating and Financial Review and Prospects” with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:
-	the impact of difficult conditions in the global capital markets and the economy generally;
-	the impact of new government initiatives related to the financial crisis;
-	defaults in our bond, mortgage and structured credit portfolios;
-	the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;
-	changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;
-	risks associated with arrangements with third parties, including joint ventures;
-	inability of reinsurers to meet obligations or inavailability of reinsurance coverage;
-	a decline in our ratings with Standard & Poor’s, Moody’s, Fitch and A.M. Best;
-	increased competition in the U.K. and in other countries where we have significant operations;
-	changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
-	a cyclical downturn of the insurance industry;
-	changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;
-	the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”)
-	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
-	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities
-	the effect of various legal proceedings and regulatory investigations;
-	the impact of operational risks;
-	the loss of key personnel;
-	the impact of catastrophic events on our results;
-	changes in government regulations or tax laws in jurisdictions where we conduct business;
-	funding risks associated with our pension schemes;
-	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
-	the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

You should also not place undue reliance on forward-looking statements.  Each forward-looking statement speaks only as at the date of the particular statement.  We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise.  In light of these risks, our results could differ materially from the forward-looking statements contained in this registration statement. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the U.S. Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

Part I

Item 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The members of our Board of Directors and their functions are as follows:

Name	Function	Business address
Lord Sharman of Redlynch	Chairman	St Helen’s, 1 Undershaft, London, UK
Andrew Moss	Group chief executive	St Helen’s, 1 Undershaft, London, UK
Philip Scott	Chief financial officer	St Helen’s, 1 Undershaft, London, UK
Mark Hodges	Executive director	St Helen’s, 1 Undershaft, London, UK
Andrea Moneta	Executive director	St Helen’s, 1 Undershaft, London, UK
Mary Francis	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Richard Karl Goeltz	Senior independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Carole Piwnica	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Russell Walls	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Scott Wheway	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Euleen Yiu Kiang Goh	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK
Leslie Van de Walle	Independent non-executive director	St Helen’s, 1 Undershaft, London, UK

The members of our Executive Management Team and their functions are as follows:

Name	Function	Business address
Andrew Moss	Group chief executive	St Helen’s, 1 Undershaft, London, UK
Philip Scott	Chief financial officer	St Helen’s, 1 Undershaft, London, UK
Mark Hodges	Chief executive, Aviva UK Life	Wellington Row, York, UK
Igal Mayer	Chief executive, Aviva UK General Insurance	Surrey Street, Norwich, UK
Andrea Moneta	Chief executive, Aviva Europe	St Helen’s, 1 Undershaft, London, UK
Thomas Godlasky	Chief executive, Aviva North America	77 West Wacker Drive, Chicago, USA
Simon Machell	Chief executive, Aviva Asia Pacific	6 Temasek Boulevard, Suntec Tower 4, Singapore
Alain Dromer	Chief executive, Aviva Investors	1 Poultry, London, UK
Amanda Mackenzie	Chief marketing officer	St Helen’s, 1 Undershaft, London, UK
Anupam Sahay	Group strategy and development director	St Helen’s, 1 Undershaft, London, UK
John Ainley	Group human resources director	St Helen’s, 1 Undershaft, London, UK

Information concerning the members of our Board of Directors and Senior Management is presented in Item 6, “Directors, Senior Management and Employees”.

Advisers

Not applicable.

Auditors

Ernst & Young LLP of 1 More London Place, London SE1 2AF has been our independent auditor for the last three years. Ernst & Young LLP is a member of the Institute of Chartered Accountants of England and Wales.

PricewaterhouseCoopers Accountants N.V. of Thomas R. Malthusstraat 5, Amsterdam, the Netherlands, were the independent auditors of our wholly-owned subsidiary, Delta Lloyd N.V., for the financial years ended 31 December 2007 and 2006. PricewaterhouseCoopers Accountants N.V. is a registered firm of auditors in the Netherlands.

Item 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3

KEY INFORMATION

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data for the periods indicated. This data is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The selected consolidated financial data for the five years ended 31 December 2008 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes in Item 18 of this Form 20-F.

The selected consolidated financial data for the six months ended 30 June 2009 and 2008 have been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements and the related notes in Item 18 of this Form 20-F.

For the six months ended 30 June (unaudited)	For the year ended 31 December (audited)
Amounts in accordance with IFRS	2009	2008	2008	2007	2006	2005	2004
(£)	(£)	(£)	(£)	(£)	(£)	(£)
(In Millions, Except Per Share Data)
Income Statement data
Gross written premiums	18,860	17,928	36,206	30,991	28,735	26,299	24,778
Premiums ceded to reinsurers	(952)	(882)	(1,841)	(1,658)	(1,501)	(1,317)	(1,427)
Premiums written net of reinsurance	17,908	17,046	34,365	29,333	27,234	24,982	23,351
Net change in provision for unearned premiums	33	(190)	277	(21)	93	(123)	(176)
Net earned premiums	17,941	16,856	34,642	29,312	27,327	24,859	23,175
Fee and commission income	801	950	1,885	1,760	1,870	1,851	1,268
Net investment income/(expense)	2,720	(9,581)	(16,043)	9,689	15,908	23,722	15,733
Share of (loss)/profit after tax of joint ventures and associates	(547)	(344)	(1,128)	(304)	485	340	242
Profit on the disposal of subsidiaries and associates	20	9	7	49	222	153	34
20,935	7,890	19,363	40,506	45,812	50,925	40,452
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(14,142)	(14,136)	(29,353)	(27,121)	(23,444)	(19,706)	(17,799)
Change in insurance liabilities, net of reinsurance	(190)	3,471	3,885	(3,508)	(2,594)	(10,376)	(6,104)
Change in investment contract provisions	(969)	4,554	10,629	(2,018)	(6,002)	(7,814)	(5,635)
Change in unallocated divisible surplus	(89)	2,746	4,482	2,922	(558)	(1,474)	(1,330)
Fee and commission expense	(1,909)	(2,276)	(4,411)	(4,244)	(5,461)	(4,330)	(4,471)
Other expenses	(2,245)	(2,234)	(5,416)	(3,473)	(3,557)	(3,166)	(2,566)
Finance costs	(715)	(708)	(1,547)	(1,217)	(856)	(609)	(522)
(20,259)	(8,583)	(21,731)	(38,659)	(42,472)	(47,475)	(38,427)
Profit/(loss) before tax	676	(693)	(2,368)	1,847	3,340	3,450	2,025
Tax attributable to policyholders’ returns	264	672	1,068	(15)	(346)	(922)	(383)
Profit/(loss) before tax attributable to shareholders’ profits	940	(21)	(1,300)	1,832	2,994	2,528	1,642
Tax attributable to shareholders’ profits	(193)	(63)	415	(334)	(594)	(630)	(271)
Profit/(loss) for the financial period / year	747	(84)	(885)	1,498	2,400	1,898	1,371

Profit/(loss) per share attributable to equity shareholders:
Basic	24.9	p	(4.0	)p	(36.8	)p	48.9	p	88.0	p	73.5	p	55.8	p
Diluted	24.8	p	(4.0	)p	(36.8	)p	48.5	p	87.0	p	72.9	p	55.3	p
Dividends paid per share	33.0	p	33.0	p	30.0	p	27.3	p	25.4	p
Number of shares in issue at 30 June / 31 December (millions)	2,739	2,658	2,658	2,622	2,566	2,396	2,282
Weighted average number of shares in issue for the period / year (millions)	2,672	2,632	2,643	2,588	2,469	2,340	2,256

	As at 30 June (unaudited)		As at 31 December (audited)
Amounts in accordance with IFRS	2009	2008	2008	2007	2006	2005	2004
	(£)	(£)	(£)	(£)	(£)	(£)	(£)
	(In Millions, Except Per Share Data)
Statement of Financial Position data
Total assets	331,492	328,135	354,562	321,326	294,851	263,447	239,303

Gross insurance liabilities	161,775	154,593	174,850	152,839	144,230	132,602	124,122
Gross liabilities for investment contracts	97,541	98,627	107,559	98,244	88,358	77,309	69,555
Unallocated divisible surplus	2,283	4,065	2,325	6,785	9,465	8,978	7,549
Core structural borrowings	5,824	4,632	5,525	4,311	4,195	3,645	4,292
Other liabilities	51,330	51,544	49,857	43,216	34,539	29,821	24,792
Total liabilities	318,753	313,461	340,116	305,395	280,787	252,355	230,310

Total shareholders’ equity	12,739	14,674	14,446	15,931	14,064	11,092	8,993

Dividend Data

Our dividend policy is to sustain a target dividend cover of between one and a half and two times our IFRS adjusted operating profit after tax before amortisation of goodwill and adjusting items.  Under U.K. company law, we may only pay dividends if the company has “distributable profits” available. “Distributable profits” are accumulated, realised profits not previously distributed or capitalised, less accumulated, unrealised losses not previously written off based on IFRS.  Even if distributable profits are available, we pay dividends only if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and the payment of the dividend does not reduce the amount of our net assets to less than that aggregate.

As a holding company, we are dependent upon dividends and interest from our subsidiaries to pay cash dividends.  Many of our subsidiaries are subject to insurance regulations that restrict the amount of dividends that they can pay to us.

Historically, we have declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates).  Subject to the restrictions set out above, the payment of interim dividends on ordinary shares is made at the discretion of our Board of Directors, while payment of any final dividend requires the approval of our shareholders at a general meeting.  Ordinary preference shares are irredeemable and dividends on ordinary preference shares are made at the discretion of our Board of Directors.

We pay our cash dividends in pounds sterling, although our Articles of Association permit payment of dividends on ordinary shares in other currencies and in forms other than cash, such as ordinary shares.  If dividends on ordinary shares held by the ADS depositary are paid in pounds sterling, the ADS depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement.

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through our scrip dividend scheme. For the 2008 interim dividend the scrip dividend scheme was replaced by a dividend reinvestment plan (“DRIP”). For those shareholders participating in the DRIP, we paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend we withdrew the DRIP and reintroduced the scrip dividend scheme.

An interim dividend is generally paid in November of each year.  A final dividend is proposed by our Board of Directors after the end of the relevant year and generally paid in May.  The following table shows certain information regarding the dividends that we paid on ordinary shares for the periods indicated in pounds sterling and converted into U.S. dollars at the noon buying rate in effect on each payment date.

Historical Dividend Information
Year	Interim dividend per share	Interim dividend per share	Final dividend per share	Final dividend per share
	(pence)	(cents)	(pence)	(cents)
2004	9.36	17.39	16.00	29.44
2005	9.83	16.90	17.44	32.82
2006	10.82	20.49	19.18	37.88
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009	9.00	(1)	n/a	n/a

(1) Interim dividend payment date 17 November 2009

Exchange Rate Information
The following table sets forth the average noon buying rate as quoted by the Federal Reserve Bank of New York on the last business day of each year for pounds sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years.  We have not used these rates to prepare our consolidated financial statements.

Year ended 31 December
2004	1.9160
2005	1.7188
2006	1.9586
2007	1.9843
2008	1.4619

The following table sets forth the high and low noon buying rates for pounds sterling expressed in U.S. dollars per pound sterling for the last six months:

	High	Low
March 2009	1.4730	1.3757
April 2009	1.4990	1.4402
May 2009	1.6160	1.4881
June 2009	1.6547	1.5976
July 2009	1.6713	1.6027
August 2009	1.6977	1.6212
September 2009	1.6695	1.5910

On 2 October 2009, the noon buying rate was £1.00 = $1.5894

Capitalisation and Indebtedness

The table below presents our capitalisation and indebtedness as of 30 June 2009 in accordance with IFRS. The notes below describe material changes from 30 June 2009. You should read this table in conjunction with Item 3, “Selected Consolidated Financial Information”, Item 5, “Operating and Financial Review and Prospects”, and Item 18 “Financial statements”, related notes and other financial information contained elsewhere in this document.

	As of 30 June 2009
	£ millions	$ millions 2

Guaranteed debt	697	1,146
Unguaranteed debt	5,127	8,435
Total Core Structural debt 1	5,824	9,581

Operational debt	5,501	13,986
Total debt	14,325	23,567

Ordinary share capital	685	1,127
Capital reserves	4,484	7,377
Other reserves	1,454	2,392
Retained earnings	2,926	4,814
Equity attributable to ordinary shareholders of Aviva Plc	9,549	15,710
Preference share capital	200	329
Direct capital instrument	990	1,629
Minority interests	2,000	3,290
Total shareholders’ funds	12,739	20,958

Total capitalisation	27,064	44,525
__________

(1)  Total core structural debt as of 31 August 2009 is £5,903 million, split £5,428 million due greater than one year (30 June 2009: £5,322 million) and £475 million due within one year (30 June 2009: £502 million). Amounts stated in U.S. Dollars for total core structural debt as of 31 August 2009 is $9,630 million, split $8,855 million due greater than one year (30 June 2009: $8,755 million) and $775 million due within one year (30 June 2009: $826 million).

(2)  Amounts translated for convenience at the noon-buying rate on 30 June 2009 of £1=$1.6452 and on 31 August 2009 of £1=$1.6314.

(3) Between 30 June 2009 and 31 August 2009 the only movements in total debt have been for foreign exchange movements in core structural debt denominated in U.S. dollars and Euros and amortisation of discounts, which are immaterial.

(4) Ordinary share capital at 31 August 2009 is £685 million. Between 30 June 2009 and 31 August 2009 the only change in issued ordinary share capital has been for shares issued under the Group’s employee and executive share option schemes, which are immaterial. See Item 10, “Additional information – Share capital – History of share capital”. There have been no movements in preference share capital or direct capital instruments.

Risk Factors

In addition to the other information contained in this registration statement, and prior to making an investment decision in our ordinary shares or ADSs as described in Item 12,“Description of Securities other than Equity Securities”, you should consider carefully the following specific risk factors. Our business, financial condition, results of operations or cash flow could be materially adversely affected by any of these risks.  The trading price of our ordinary shares or ADSs could decline due to any of these risks, and investors may lose part or all of their investment.

Risks Relating to Our Business

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the U.K., continental Europe, the U.S. and elsewhere around the world. Economists now believe the U.S. and U.K. economies, among others, have entered a recessionary period and many are projecting significant negative macroeconomic trends, including widespread job losses, higher unemployment and lower consumer spending. We cannot predict the length and severity of a recession, but as with most businesses, we believe a longer or more severe recession could have an adverse effect on our business and results of operations. The stress experienced by global capital markets, in both debt and equity, that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008. Recently, concerns over deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market in the U.S. and a number of other countries and a declining real estate market in the U.K., U.S. and much of the rest of the world have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage and asset-backed and other fixed-income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed-income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, increased probability of default and lower than expected recovery rates. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and are also dependent upon customer behaviour. Our sales are likely to decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses in our investment portfolio. Item 18, “Financial Statements – Note 4 – Details of income” and “–Note 19 – Financial investments” include analyses of unrealised and realised investment losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of both debt and equity markets, and inflation all affect the business and economic environment and ultimately, the amount and profitability of our business. In an economic downturn characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies that could affect the current and future profitability of our business. Although our sales figures have been reasonably consistent with prior years, a prolonged economic crisis could result in lower sales figures in the future. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. These adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.

Changes in interest rates may cause policyholders to surrender their contracts, reduce the value of our investment portfolio and impact our asset and liability matching, which could adversely affect our results of operation and financial condition.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Certain of our life insurance businesses may be exposed to disintermediation risk. Disintermediation risk refers to the risk that our policyholders may surrender their contracts in a rising interest rate environment or for liquidity reasons, requiring us to liquidate assets in an unrealised loss position. Due to the long-term nature of the liabilities associated with certain of our life insurance businesses, and guaranteed benefits on certain long-term insurance and fund management products, sustained declines in long-term interest rates may subject us to reinvestment risks and increased hedging costs. In other situations, declines in interest rates may result in increasing the duration of certain life insurance liabilities, creating asset liability duration mismatches. Our investment portfolio also contains interest rate sensitive instruments, such as fixed income securities, which may be adversely affected by changes in interest rates from governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would increase the net unrealised loss position of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealised loss position of our investment portfolio, offset by lower rates of return on funds reinvested. Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with undeveloped bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration.  This results in a residual asset/liability mismatch risk which can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. See also “–Interest rate volatility may adversely affect our profitability”.

We are exposed to possible widening in credit spreads which could increase the net unrealised loss portion of the investment portfolio and adversely affect our results of operations.

Our exposure to credit spreads primarily relates to market price and cash flow variability associated with changes in credit spreads in our investment portfolio. Recent credit spreads on both corporate and structured securities have widened, resulting in continuing depressed valuations. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes due to market conditions, which could have a material adverse effect on our consolidated results of operations or financial condition.

Falls in property prices could have an adverse impact on our investment portfolio and impact our results of operations and shareholders equity.

We are subject to property price risk due to holdings of investment properties in a variety of locations worldwide. We are also subject to liquidity, valuation and counterparty risks in relation to property investments. These investments may be adversely affected by continued weakness in real estate markets in the U.K., U.S. and much of the rest of the world and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). There is the risk that the underlying collateral within our investments in mortgage-backed securities may default on principal and interest payments causing an adverse change in cash flows paid to our investments. In many cases, the markets for these property investments and instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties.

Fluctuations in the fixed income and equity markets could affect the levels of regulatory capital that we must hold for regulatory solvency purposes and for pension obligations, which could materially impact our results of operations and shareholders equity.

The value of our investment assets fluctuates, which can impact the capital levels supporting our business. We are required to hold an excess amount of our capital over a minimum solvency amount. Our IGD solvency surplus decreased from £3.1 billion as of 31 December 2007 to £2.0 billion as of 31 December 2008. Although our IGD solvency surplus increased to £3.2 billion at 30 June 2009, an inability to meet regulatory capital requirements in the future would be likely to lead to intervention by the Financial Services Authority (“FSA”), which could require the Group to restore regulatory capital to acceptable levels. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Regulatory capital position”.  We are also exposed to interest rate and equity risk based upon the discount rate and expected long-term rate of return assumptions associated with our pension and other post-retirement benefit obligations. Sustained declines in long-term interest rates or equity returns would have a negative effect on the funded status of these plans. See Item 18, “Financial Statements—Note 41—Pension obligations”.

Governmental initiatives intended to alleviate the current financial crisis that have been adopted may not be effective and, in any event, are expected to be accompanied by other initiatives, including new capital requirements or other regulations, that could materially affect our results of operations, financial condition and liquidity in ways that we cannot predict.

In a number of countries in which we operate legislation has been passed in an attempt to stabilise the financial markets, including bank stabilisation programmes by the Government and Bank of England in the U.K. and similar programmes under the Emergency Economic Stabilization Act of 2008 in the U.S..  This legislation or similar proposals, as well as accompanying actions, such as monetary or fiscal actions, of comparable authorities in the U.S., U.K., Euro-zone and other countries, may fail to stabilise the financial markets. This legislation and other proposals or actions may also have other consequences, including material effects on interest rates and foreign exchange rates, which could materially affect our investments, results of operations and liquidity in ways that we cannot predict. The failure to effectively implement this legislation and related proposals or actions could also result in a material adverse effect, notably increased constraints on the liquidity available in the banking system and financial markets and increased pressure on stock prices, any of which could materially and adversely affect our results of operations, financial condition and liquidity. In the event of future material deterioration in business conditions, we may need to raise additional capital or consider other transactions to manage our capital position or liquidity.

In addition, we are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies, including the FSA and other regulators. In light of the current financial crisis, some of these authorities are or may in the future consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which in turn could materially affect our results of operations, financial condition and liquidity.

Defaults in our bond, residential and commercial mortgage and structured credit portfolios may have an adverse impact on our profitability and shareholders’ equity.

We have a significant exposure to credit risk through our investments in corporate bonds, residential and commercial mortgages and structured credit assets. The risks in these assets may be borne by Aviva plc and our shareholders or by the policyholders whose policies the assets back, or a mixture of the two, where we hold some residual risk. We held a total of £354 billion of assets on our statement of financial position at 31 December 2008, of which £140 billion are assets where Aviva plc and our shareholders bear the risk. Such assets included as of 31 December 2008:

•	£42,608 million invested in bonds, of which £16,286 million are issued by government related entities, and the remaining are from corporate bonds;

•
£27,046 million invested in mortgages, of which £13,369 million are commercial mortgages, £5,771 million are residential mortgages (including equity release), and the remaining are securitised mortgages, for which the majority of the risk have been sold to third parties, and Aviva plc and our shareholders only retain exposure to approximately £1,000 million;

•	£4,690 million invested in policy loans, loans and advances to banks and other loans;

•
£8,588 million invested in structured credit assets, of which £2,906 million is US Agency backed RMBS, £888 million is non-Agency RMBS, £1,423 million is CMBS and the remaining are CDOs, other ABS and wrapped credit assets;

•	£9,141 million invested in other Financial Assets including equities and other investments;

•	£11,217 million of cash and cash equivalents; and

•	£5,387 million of Reinsurance Assets.

The remaining £31,327 million is comprised of various other shareholder assets such as goodwill and value of in-force business, intangible assets, property and equipment, tax assets (current and deferred), receivables and other financial assets, prepayment and accrued income, and deferred acquisition costs.

These assets in normal economic conditions reasonably match our long-term insurance liabilities and benefit both policyholders and shareholders. Adverse changes to market conditions, however, could provoke an increase in credit defaults with a negative effect on shareholders’ equity and reduced investment returns. Falls in investment returns could impair our operational capability, including our ability to write significant volumes of new business.   For additional information about our investments, see Item 4, “Information on the Company—Business Overview—Investments”.

A decline in equity markets or an increase in volatility in equity markets may adversely affect sales of our investment products, our fund management business, our profitability, and the market value of our assets invested for our defined benefit pension scheme.

Significant downturns and volatility in equity markets could have a material adverse effect on our financial condition and results of operations in several ways.

Downturns in equity markets will depress equity prices and have a negative impact on our capital position in that unrealised losses in our net investment portfolio will increase, and our defined benefit pension scheme deficit will increase as the market value of scheme assets invested in equities decreases.

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit linked, participating and fund management business. Because our unit linked and fund management businesses depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. Likewise, because investment risk in our participating business is shared with policyholders a decline in the equity markets could reduce our revenues by reducing the funds investment return. Profits could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies or as a result of our fund management companies failing to attract funds from new investors.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. For example, we offer certain long-term insurance products with guaranteed features. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income. Additional provisions for guarantees were increased by £340 million in 2008 in relation to minimum death benefits for unit-linked contracts in France and guaranteed minimum returns at maturity for unit-linked and segregated fund business in the Netherlands. For a discussion of guarantees we have given for our insurance and investment products, please see Item 18, “Financial Statements – Note 35 – Financial guarantees and options”.

In our US business in particular, market downturns and volatility may discourage purchases of accumulation products, such as equity-indexed annuities and equity-indexed life insurance that have returns linked to the performance of the equity markets and may cause some of our existing customers to withdraw cash values or reduce investments in those products.  A sustained weakness in the markets will decrease revenues and earnings in these type of products.

Interest rate volatility may adversely affect our profitability.

Some of our products, principally traditional whole life insurance, term life insurance, universal life insurance and annuities, including fixed and equity indexed annuities, expose us to the risk that changes in interest rates will reduce our “spread,” or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our spread is a key component of our net income.

As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment margin. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates, which exacerbates this risk. Lowering interest crediting rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortisation of policy acquisition costs and significantly lower spreads may cause us to accelerate amortisation, thereby reducing net income in the affected reporting period.  In addition, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolio.

Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, our investments intended to support contracts with higher yielding assets needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would also reduce our net income.

Fluctuations in currency exchange rates may adversely affect our operating results and financial position.

We operate internationally and are thus exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. As of 31 December 2008, over half of our premium income arises in currencies other than sterling, and our net assets are denominated in a variety of currencies, of which the largest are the euro and sterling. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements.  Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling.  Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation.

Our foreign exchange policy requires that each of our subsidiaries maintain sufficient assets in their local currencies to meet local currency liabilities. However, such movements may impact the value of our consolidated shareholders’ equity, which is expressed in sterling.

For a discussion of the impact of changes in foreign exchange rates on our results of operations, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk”.

Market fluctuations may cause the value of options and guarantees embedded in some of our life insurance products to exceed the value of the assets backing their reserves and as a consequence, negatively affect the profitability of the business.

Guarantees within certain of our products that protect policyholders against significant downturns in equity markets may decrease our earnings, increase the volatility of our results if hedging or risk management strategies prove ineffective, result in higher hedging costs, expose us to increased counterparty risk and result in our own credit exposure.

As a normal part of their operating activities, various Group companies have given guarantees, including interest rate guarantees, in respect of certain long-term insurance, unit linked and fund management products.  At the present time, guarantees and options are in force in the U.K., Asia, continental Europe and the U.S.  In providing these guarantees and options, our capital position is sensitive to fluctuations in financial variables including, interest rates, credit spreads, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (“GAOs”), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Periods of significant and sustained downturns in equity markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance in combination with derivative instruments to mitigate the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions have mitigated the risks related to these benefits, we remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases, resulting in a reduction to net income. In addition, we are subject to the risk that hedging and other management procedures prove ineffective or that unanticipated policyholder behaviour or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on net income, financial condition or liquidity.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain investments that may lack liquidity, such as privately placed fixed-maturity securities, and unlisted equities, as the inputs used for their valuation are not directly observable in the market. These asset classes represented approximately 1% of the total assets held at fair value as of 31 December 2008. Even some of our very high quality assets have been more illiquid as a result of the recent challenging market conditions.

If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio or derivatives transactions, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realise, or both.

The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we will be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption.  In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.

We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds, cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, junior subordinated debt securities, capital securities and stockholders’ equity.

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreased due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favourable terms, or at all.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; generate fee income and market-related revenue to meet liquidity needs; and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter term securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

The impairment of other financial institutions, service providers and business partners could adversely affect us.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, hedge funds and other investment funds, other insurance groups and other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realised upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to it. We also have exposure to these financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely affect our business and results of operations.

In addition, we use derivative instruments to hedge various risks, including certain guaranteed minimum benefits contained in many of our equity indexed annuity and life products. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps with a number of counterparties. Our obligations under our equity indexed annuity and life products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. This is a more pronounced risk to us in view of the recent stresses suffered by financial institutions. Defaults by such counterparties could have a material adverse effect on our financial condition and results of operations.

We are also susceptible to risks associated with the potential financial instability of the service providers and business partners (such as our bancassurance partners in certain international locations) on which we rely or partially rely to provide services and grow our business.

We operate in several markets through arrangements with third parties. These arrangements involve certain risks that we do not face with our subsidiaries.

Our ability to exercise management control over our partnership operations, our joint ventures and our investment in them depends on the terms of the legal agreements.  In particular it depends on the allocation of control among, and continued co-operation between, the participants.

We may also face financial or other exposure in the event that any of our partners fail to meet their obligations under the agreement or encounter financial difficulty. For example, a significant proportion of our product distribution, such as bancassurance, is carried out through arrangements with third parties not controlled by us and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect our financial condition. Some of these arrangements require our third party partners to participate in and provide capital to our joint venture, associate and subsidiary undertakings. Our partners may change their strategic priorities or encounter financial difficulties preventing them from providing the necessary capital to promote future growth.

In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop and implement our outsourcing strategy, third party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realise productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business. In addition, our ability to receive services from third party providers outside of the U.K. (or the jurisdictions in which our subsidiaries operate) might be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies inside or outside of the U.K. As a result, our ability to conduct our business might be adversely affected.

Inability of our reinsurers to meet their obligations, or the unavailability of adequate reinsurance coverage, may have an adverse impact on our profitability and shareholders’ equity.

We transfer our exposure to certain risks to others through reinsurance arrangements. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a premium. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

When we obtain reinsurance, we still remain primarily liable for the reinsured risks without regard to whether the reinsurer will meet its reinsurance obligations to us. Therefore, the inability or unwillingness of our reinsurers to meet their financial obligations or disputes on, and defects in reinsurance contract wording or processes, could materially affect our operations.

Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. As a result of the crisis in the financial markets and other macro-economic challenges currently affecting the global economy, our reinsurers may experience increased regulatory scrutiny, serious cash flow problems and other financial difficulties.  In addition, reinsurance may prove inadequate to protect against losses.  Due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable ratings, we are exposed to concentrations of risk with individual reinsurers. If a catastrophic event or the inability to meet financial obligations caused these reinsurers to default, our business profitability and shareholders’ equity could be significantly affected.

Furthermore, market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business. For additional information on reinsurance, see Item 4, “Information on the Company – Business Overview – General Insurance and Health Claims Reserves – Reinsurance”.

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among brokers and customers and cause our sales and earnings to decrease.

Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the perceived potential for such a downgrade) of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies.

The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, reducing net income. A rating downgrade may also impact sales volumes, particularly in the U.S. where there is more focus on ratings when evaluating similar products. Aviva plc currently has a long-term counterparty credit rating of A with a negative outlook from Standard & Poor’s, A1 with a negative outlook from Moody’s, a- with a stable outlook from AM Best and A with a negative outlook from Fitch. These ratings represent the third highest of nine ratings categories for the Standard & Poor’s rating and the middle within the category based on modifiers (i.e., A+, A and A- are “Strong”); the third highest of nine ratings categories for the Moody’s rating and the highest within the category based on modifiers (i.e., A1, A2 and A3 are “Good”);  the third highest of nine ratings categories for the AM Best rating and the lowest within the category based on modifiers (i.e., a+, a, and a- are “Strong”); and the third highest of nine ratings categories for Fitch and the middle within the category based on modifiers (i.e. A+, A and A- are “Strong”). The insurance financial strength ratings of Aviva’s core operating subsidiaries are AA- with a negative outlook (Standard & Poor’s), Aa3 with a negative outlook (Moody’s), A with a stable outlook (AM Best) and AA- with a negative outlook (Fitch). These ratings represent the second highest of nine ratings categories for the Standard & Poor’s rating and the lowest within the category based on modifiers (i.e., AA+, AA and AA- are “Very Strong”); the second highest of nine ratings categories for the Moody’s rating and the lowest within the category based on modifiers (i.e., Aa1, Aa2 and Aa3 are “Excellent”); the second highest of nine rating categories for the AM Best rating and the highest within the category based on modifiers (i.e., A and A- are “Excellent”); and the second highest of nine ratings categories for Fitch and the lowest within the category based on modifiers (i.e. AA+, AA and AA- are “Very Strong”). The foregoing ratings reflect each rating agency’s opinion of the financial strength, operating performance and the ability to meet obligations for Aviva plc and Aviva’s core operating subsidiaries. These ratings are not evaluations relating to our common stock or the protection of our shareholders.

Rating organisations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control.  In view of the difficulties experienced recently by many financial institutions, including our competitors in the insurance industry, we believe it is possible that the rating agencies, including Standard & Poor's, Moody's, Fitch and AM Best,  will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in their models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we or others may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the insurance industry, our ratings could be downgraded at any time and without any notices by any rating agency. A downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. In addition, the interest rates we pay on our borrowings are affected by our debt credit ratings.

Our businesses are conducted in highly competitive environments and our continued profitability depends on management’s ability to respond to these pressures.

There are many factors which affect our ability to sell our products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of our markets, the Group faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high growth markets, may limit our potential to grow our business as quickly as planned.

Our principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, Generali and Prudential. Our principal competitors in the general insurance market include Royal Bank of Scotland Insurance, RSA, Zurich, Axa and Allianz.

We also face competitors who specialise in many of the niche markets in which we operate, for example bulk annuities in the U.K. We believe that competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Our ability to generate an appropriate return depends significantly upon our capacity to anticipate and respond appropriately to these competitive pressures.

The use of inaccurate assumptions in pricing and reserving for insurance business may have an adverse effect on our business profitability.

The management of the life insurance business within the Group requires the life insurance companies to make a number of assumptions in relation to the business written, including with regard to the mortality and morbidity rates of our customers, the development of interest rates, persistency rates (the rates at which customers terminate existing policies prior to their maturity dates) and future levels of expenses. These assumptions may turn out to be incorrect.

When establishing their liabilities, our life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the amounts in total that will be ultimately necessary to pay liabilities under the policies written by the business. Amounts may vary from estimates, particularly in light of the long term nature of the life insurance business. Changes in assumptions may also lead to changes in the level of capital required to be maintained. If the assumptions underlying our reserving methodology were to prove incorrect, we may need to increase the amount of our reserves, which could have a material adverse impact on the Group’s value, the results of our operation and/or financial condition and our ability to manage our businesses in an efficient manner. Examples of our reserving assumptions, which could prove to be incorrect, would include: actual claims experience being less favourable than the underlying assumptions; a higher than anticipated rate of future claims; or actual levels of future persistency being significantly lower than previously assumed.

Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect. In relation to certain key risks such as weather catastrophes (e.g. a U.K. flood or Northern European windstorm), if actual claims experience is less favourable than the underlying assumptions, this would have an adverse impact on our profit.  Additionally, manmade disasters including accidents and intentional events are difficult to predict with a high degree of accuracy.  These would also have an adverse impact on our profit due to higher than expected claims.

Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate ultimate cost of all claims incurred but not settled at a given date, both reported and incurred but not reported (“IBNR”), together with the direct costs incurred in settling each claim (e.g. legal fees). Any provisions for re-opened claims are also included. A range of methods, including stochastic projections, may be used to determine these provisions. Underlying these methods are a number of explicit or implicit assumptions relating to the expected settlement amount and settlement pattern of claims. If the assumptions underlying the reserving basis were to prove incorrect or actual claims experience were to be less favourable than the underlying assumptions, we might have to increase the amount of the general insurance provisions. If claims exceed insurance reserves financial results could be significantly affected.

We have a significant exposure to annuity business and a significant life insurance risk is associated with longevity.

Longevity statistics are monitored in detail, compared with emerging industry trends, and the results are used to inform both the reserving and pricing of annuities. Inevitably there remains uncertainty about the development of future longevity that cannot be mitigated.

Our principal longevity risks emanate from markets with a long history of collecting population longevity data, and we study those statistics in detail. We also believe the size of our business means that we have statistically relevant data to make an assessment of the longevity characteristics of our own portfolio. In addition to evaluating current experience the key factor is our assessment of the future rate of improvement in longevity.  For this, we analyse trends and study the wide range of papers written on this subject, in reaching our conclusions.

A strengthening in the longevity assumption used to calculate our long-term business liabilities would result in an increase in these reserves and reduce significantly our shareholders’ equity. As disclosed in Item 18, “Financial Statements – Note 50(g)”, the impact on profit before tax of a 5% change in annuitant mortality at 31 December 2008 for long term business would be £320 million.

We may face losses if there are significant deviations from our assumptions regarding the persistency of our insurance policies and annuity contracts.

A significant proportion of our profitability arises from our in-force portfolio of business. The prices and expected future profitability of our insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, which is the probability that a policy or contract will remain in force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability.  Customers are often able to surrender their contracts early, which will generally reduce the future flow of profits. In addition some contracts have a variety of options which the customer is able to choose to exercise. In setting reserves, assumptions have been made about the proportion of customers exercising options. If more customers choose to exercise options at times when they are most valuable, then our net income will be adversely affected.  Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

The cyclical nature of the insurance industry may cause fluctuations in our results.

Historically, the insurance industry has been cyclical and operating results of insurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. Although we have a geographically diverse group of businesses providing a diverse range of products, we expect to experience the effects of this cyclical nature, including changes in sales and premium levels, which could have a material adverse effect on our results of operations.

The unpredictability and competitive nature of the general insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the general insurance industry.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.

We offer our products and services in Europe, North America and the Asia Pacific region, through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties.  These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened.  Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions.

Finally, our results of operations and financial condition may be materially affected from time to time by the general economic conditions such as the levels of employment, consumer lending, prevailing interest rates, or inflation, in the countries in which we operate.

If our business does not perform well or if actual experience versus estimates used in valuing and amortising Deferred Acquisition Costs (“DAC”) and Acquired value of in-force business (“AVIF”) vary significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect our results of operations or financial condition.

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are, in particular, related to the production of new and renewal business in respect of certain U.K. non-profit insurance business and certain U.S. insurance business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates and expenses to administer the business. Of these factors, we anticipate that investment margins are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual experience is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to U.K unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

AVIF, arising primarily in our U.S. business, reflects the estimated fair value of certain in-force contracts in a life insurance company acquired either directly or through the purchase of a subsidiary and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and investment contracts in-force at the acquisition date. AVIF is based on actuarially determined projections. Actual experience may vary from the projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in an impairment and a charge to income. Also, as AVIF is amortised similarly to DAC, an acceleration of the amortisation of AVIF would occur if the estimates of gross profits or margins were overstated. Accordingly, the amortisation of such costs would be accelerated in the period in which the actual experience is known and would result in a charge to net income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

If our business does not perform well, we may be required to recognise an impairment of our goodwill, intangibles with indefinite useful lives or intangibles with finite lives, which could adversely affect our results of operations or financial condition.

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill and intangible assets with indefinite useful lives at least annually for impairment or when circumstances or events indicate there may be uncertainty over this value. We test intangibles with finite lives when circumstances or events indicate there may be uncertainty over this value. For impairment testing, goodwill and intangibles have been allocated to cash-generating units by geographical reporting unit and business segment.

The fair value of the reporting unit is impacted by the performance of the business. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Such write downs could have a material adverse effect on our results of operations or financial position.

Our valuation of Available For Sale (“AFS”) Securities and Fair Value (“FV”) Securities may include methodologies, estimations and assumptions which, by their nature, require judgement. The use of reasonable alternative methodologies, estimations and assumptions could result in changes to investment valuations that may materially adversely affect our results of operations or financial condition.

We value our AFS and FV securities using designated methodologies, estimation and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised these securities by the quality of available evidence of fair value, with reference to the IASB’s expert advisory panel’s report, Measuring and disclosing the fair value of financial instruments in markets that are no longer active, issued in October 2008. This report categorises these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). At 31 December 2008, 1% of total financial investments at fair value were classified as Level 3, amounting to £2,845 million. An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.  See Item 5, “Operating and Financial Review and Prospects-IFRS Critical Accounting Policies-Investments”.

During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, such as mortgage-backed securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in values which may be less than the value at which the investments may be ultimately sold.  Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly.  Decreases in value may have a material adverse effect on our results of operations or financial condition.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our results of operations or financial position.

The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.  Furthermore, additional impairments may need to be taken or allowances provided for in the future.  Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.  There can be no assurance that our management has accurately assessed the level of impairments taken and allowances reflected in our financial statements.

In the event that the assumptions and calculations underlying the endowments business were materially wrong, a significant change in the provisions required could have a material adverse effect on our business, results of operations and/or financial condition.

In December 1999, the FSA announced the findings of its review of mortgage endowments and expressed concern as to whether, given decreases in expected future investment returns, such policies could be expected to cover the full repayment of mortgages. We have made provisions totalling £38 million as at 31 December 2008 to meet potential mis-selling costs and the associated expenses of investigating complaints.

In August 2004, we confirmed our intention to introduce time barring on mortgage endowment complaints, under FSA rules, by the end of 2006. We have written to our 1.1 million endowment policyholders as part of our ongoing review, stating that we intend to introduce a time bar on mortgage endowment complaints in the future. Customers will be given at least 12 months’ notice before a time bar becomes applicable, double the six months’ notice required by the FSA.

Until such time as all claims under such policies are either time-barred or determined, the provisions held by companies in the Group are based on a combination of experience and modelling and are, therefore, only estimates of the expected final outcome.

In the event that the assumptions and calculations underlying the business were to be materially wrong, a significant change in the provisions required could have a material adverse effect on our business, results of operations and/or financial condition. Our aggregate exposure to potential endowment mis-selling claims is linked to the performance of the underlying investments.

While our principal exposure to mis-selling claims is in the U.K., we sell endowment products in other countries in which we operate, and are therefore also exposed to potential mis-selling claims in these countries.

We are involved in various legal proceedings and regulatory investigations and examinations and may be involved in more in the future, any one or a combination of which could have a material adverse effect on our financial condition and results of operations.

We have been named as defendants in lawsuits (both class actions and individual lawsuits). We have been subject to regulatory investigations or examinations in the various jurisdictions where we do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. For example Aviva USA (formerly AmerUS), a US-based insurer we acquired in November 2006 is subject to litigation (including class-action litigation) arising out of its sale of equity indexed annuity products.

Certain of these lawsuits and investigations seek significant or unspecified amounts of damages (including punitive damages), and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business.

Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations.

In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising there from, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including the UK, Australia, Ireland, the Netherlands and Canada. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty.

Additionally, it is possible that a regulator in one of our major markets may conduct a review of products previously sold, either as part of an industry-wide review or specific to Aviva. The result of this review may be to compensate customers for losses they have incurred as a result of the products they were sold.

All of our businesses are subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events.

Our business is dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long term nature of the majority of our business means that accurate records have to be maintained for significant periods.  We also outsource several operations, including certain servicing and IT functions and are therefore at least partially reliant upon the operational processing performance of our outsourcing partners.

Our systems and processes on which we are dependent to serve our customers are designed to ensure that the operational risks associated with our activities are appropriately identified and addressed; however, they may nonetheless fail due to IT malfunctions, human error, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results.  Although we have taken appropriate steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the specifics or timing of all possible operational and systems failures which may adversely impact our business.

Additional details of the types of operational risks associated with financial reporting is provided below in "–Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us."

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.

Management of risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive. Many of our methods for managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate, particularly in unusual markets and environments. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

The failure to attract or retain the necessary personnel could have a material adverse effect on our results and/or financial condition.

As a global financial services organisation with a decentralised management structure, we rely, to a considerable extent, on the quality of local management in the regions and countries in which we operate.  The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional people.  Competition for such key people in most countries in which we operate is intense. Our ability to attract and retain key people, and in particular directors, experienced investment managers, fund managers and underwriters, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt our business activities.

Our business is exposed to volatile natural and manmade disasters such as pandemics, hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure.  Our life insurance operations, in particular, are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. Significant influenza pandemics have occurred three times in the last century, but neither the likelihood and timing, nor the severity of a future pandemic can be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us.  These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, pandemics, hurricanes, earthquakes and man-made catastrophes may produce significant damage in larger areas, especially those that are heavily populated. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Also, catastrophic events could harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries. Our ability to write new business could also be affected. Furthermore, pandemics, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and us. If our business continuity plans have not included effective contingencies for such events they could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

Our regulated business is subject to extensive regulatory supervision both in the U.K. and internationally.

Our insurance subsidiaries worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time in ways having an adverse effect on our business. Furthermore, we cannot predict the timing or form of future regulatory initiatives.

In the U.K., our business is subject to regulation by the FSA, which has broad powers under the Financial Services and Markets Act (“FSMA”), including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA has the power to take a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to award compensation. The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the operation of business and like all U.K. regulated financial service companies, we face the risk that the FSA could find that we have failed to comply with applicable regulations or have not undertaken corrective action as required.

Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively.

In the U.K., any such issues or disputes are typically resolved by the Financial Ombudsman Service (‘‘FOS’’) in the U.K., or by litigation for individual policyholders. The FSA may intervene directly, however, where larger groups or matters of public policy are concerned. There have been several industry-wide issues in recent years in which the FSA has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts.

On 1 October 2009, we completed the reattribution of the “inherited estate” in the U.K.. The inherited estate is money that has built up in a with-profits fund over many generations, which is above the amount needed to meet current and future policyholder commitments and obligations such as expenses. The inherited estate is still required as the working capital for the with-profits fund and to support its operation.

We are the first company to do so under new rules from the FSA, which required negotiation through a policyholder advocate. The policyholder advocate is a role created to represent policyholders under FSA rules governing reattribution. The High Court approved the reattribution and accompanying scheme transfer on 18 September 2009. Following the reattribution, shareholders are exposed to more risk and potential reward. This additional exposure will be subject to the same risk management processes that we generally apply.

Outside of the U.K., our business is regulated by local regulators that often have similar powers to the FSA and could therefore have a similar negative impact on perceptions of us or have a material adverse effect on our business, our results and/or financial condition and divert management’s attention from the day-to-day management of the business.

Furthermore, various jurisdictions in which we operate, including the U.K., have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of its chosen markets, circumstances could arise where we, along with other companies, may be required to make such contributions.  Additionally there is a risk to us and other insurers that we may be obliged to meet compensation costs arising from bank failures.

The financial crisis has exposed a number of weaknesses in the current regulatory framework. Whilst these weaknesses are predominantly in the banking sector, the insurance and investment management industries potentially face a number of regulatory initiatives aimed at addressing lessons learnt from the crisis. We could be impacted by global initiatives (led by the G20), European initiatives and national initiatives in the markets within which we operate.

The Solvency II Directive, an insurance industry regulation agreed by the European Parliament earlier in 2009,  will require European domiciled insurers to move to more risk based capital requirements. However the more detailed implementing measures still need to be agreed and there is a risk that this could lead to a significant increase in the capital required to support our annuity business.

There is evidence of heightened supervisory action throughout the world to assess and protect the financial position of regulated insurance companies. For example, the FSA has asked all life insurers in the UK to apply further stress tests to their solvency positions at the end of 2008 to ensure they hold sufficient capital. Other European regulators in certain countries in which we operate have adopted new rules – or indicated that they may adopt new rules in the future – relating to distributable reserves and retention of profits, which could affect the dividends our subsidiaries may pay to us.

A determination that we have failed to comply with applicable regulation could have a negative impact on our reported results or on our relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on our business, our results of operations and/or financial condition and divert management’s attention from the day-to-day management of the business.

Inconsistent application of Directives by regulators in different European Union (“EU”) member states may place our business at a competitive disadvantage to other European financial services groups.

Insurance regulation in the U.K. is largely based on the requirements of EU Directives. Inconsistent application of Directives by regulators in different EU member states may place our business at a competitive disadvantage to other European financial services groups. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of our solvency position.

Our businesses are subject to regulatory risk, including adverse changes in the laws, regulations, policies and interpretations in the markets in which we operate.

We will not always be able to predict accurately the impact of future legislation or regulation or changes in the interpretation or operation of existing legislation or regulation on our business, results of operations and/or financial condition. Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which we operate, which may be applied retrospectively, may adversely affect our product range, distribution channels, capital requirements and, consequently, results and financing requirements.

Such changes could include, for example, alterations to the regulatory framework for pension arrangements and policies or the regulation of selling practices and solvency requirements (including the implementation of the EU solvency framework for insurers, “Solvency II”). We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation.  We face significant compliance challenges because our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming an increasingly active and aggressive role in interpreting and enforcing regulations in the jurisdictions in which we operate, for example in the U.K., the extent of the regulator's interpretation of the principle of “treating customers fairly”.

Regulatory changes or errors may affect the calculation of unit prices or deduction of charges for our unit-linked products which may require Aviva to compensate customers retrospectively.

A significant proportion of our product sales are unit-linked contracts, where product benefits are linked to the prices of underlying unit funds. Whilst comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds, which may be due to human error in data entry, IT related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities.  Payments due to errors or compensation may negatively impact our profits.

From time to time changes in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation may adversely impact our business, results of operations and financial condition.

We operate in numerous tax jurisdictions around the world. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

There are also specific rules governing the taxation of policyholders. We will be unable accurately to predict the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation (particularly if there is the withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may affect the future long term business and the decisions of policyholders. The impact of such changes upon us might depend on the mix of business in force at the time of such change and could have a material adverse effect on our business, results of operations and/or financial condition.

The design of life insurance products by our life insurance companies takes into account a number of factors, including risks, benefits, charges, expenses, investment returns (including bonuses) and taxation. The design of long term insurance products is based on the tax legislation in force at that time. Changes in tax legislation or in the interpretation of tax legislation may therefore, when applied to such products, have a material adverse effect on the financial condition of the relevant long term business fund of the company in which the business was written.

The governance arrangements in place with Delta Lloyd N.V. could impact on how we can direct the day to day management of the internal operations of this subsidiary.

Delta Lloyd N.V. is one of the Group’s subsidiaries consolidated in the Aviva plc IFRS financial statements. Delta Lloyd N.V. is subject to the provisions of Dutch corporate law and particularly the Dutch “full structure company” regime. Under this regime, Delta Lloyd operates under a Supervisory Board, which is responsible for advising and supervising Delta Lloyd’s Executive Board and is the body having the right to appoint and dismiss that Board. For governance purposes, our interests are represented through our two members of the Supervisory Board, which has a duty to a wide variety of stakeholders, including its shareholders. Currently only the Supervisory Board itself has the power to appoint Supervisory Board directors, taking into account recommendations of the shareholders. These arrangements could impact on how we can direct the day to day management of Delta Lloyd's internal operations. See Item 18, "Financial Statements - Note 2d - Subsidiaries".

Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The U.S. Sarbanes-Oxley Act of 2002 and related regulations subsequently implemented by the SEC and the NYSE require changes to some of our accounting and corporate governance practices, including the requirement that we issue in our second annual filing, for the year ending 31 December 2010 and future years, a report on our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. We expect that compliance with the new rules and regulations will continue to require significant management attention and will result in increased accounting, legal and other costs. In addition, because Section 404 of the Sarbanes-Oxley Act requires our auditors to audit and issue a report on our internal controls over financial reporting, undertaking significant IT, internal restructuring, corporate development or other initiatives that may affect our internal control environment, may become more difficult and/or costly, particularly during periods when our internal controls over financial reporting are undergoing audit. This may have an adverse effect on our business and/or our ability to compete with our competitors who are not subject to the Sarbanes-Oxley Act.

As a UK listed company, we have been operating a control framework that involves regular self assessments of internal controls to ensure we meet existing compliance requirements applicable to us under the Combined Code on Corporate Governance and the Turnbull Guidance on Internal Control. This control framework was based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Results of these assessments are reported twice a year to our Audit Committee and our external auditors.

Given our commitment to continue to improve our internal control over financial reporting, and in anticipation of our listing on a U.S. stock exchange, we have been implementing since early 2007 an enhanced control framework so that it will meet the requirements of Section 404 of the Sarbanes-Oxley Act by 31 December 2010. However, since we have not yet completed our Section 404 testing and assessment work, there is a risk that weaknesses could be identified that would require significant expenditures or management attention to remediate.

During this enhancement exercise, we have identified some control weaknesses. However,  appropriate compensating actions were taken to ensure that there was no material misstatement in our financial statements as of and for the year ended 31 December 2008.  We also have remediation plans in place which seek to ensure that these control issues are resolved or otherwise mitigated by 31 December 2009 in line with the certifications to be provided under Section 302 of the Sarbanes-Oxley Act. The main types of weaknesses identified to date and our remediation plans relate to:

•	Evidencing of control operation:

Our enhanced control framework requires appropriate evidence of control operation to auditable standards and our remediation plans therefore include improved authorisation and signature processes, formalised data capture and segregation of duties to ensure that sufficient evidence is retained to demonstrate effective operation of controls;

•	Maintaining appropriate access controls for information systems:

Our enhanced control framework is based on the criteria established by the IT Governance Institute, published in “IT Control Objectives for Sarbanes-Oxley” and our remediation plans include implementing appropriate minimum control standards across all IT operations that support financial reporting;

•	Robustness of certain controls, especially during the current economic turbulence (such as the controls over assumption setting used in the pricing of complex investments):

Our enhanced control framework requires greater robustness of these controls and our remediation plans include clarifying our valuation policy and expanding the level of detail of controls within specific asset classes (including timely and robust property and derivatives valuations).

We cannot predict the final outcome of the Section 404 assessment and implementation process and whether significant additional changes will be required to our internal controls over financial reporting.  In the event we are unable to maintain or achieve compliance with Section 404 and other provisions of the Sarbanes-Oxley Act and related rules, it may have a material adverse effect on us.

There are inherent funding risks associated with our participations in defined benefit staff pension schemes.

We operate both defined benefit and defined contribution staff pension schemes.  There are inherent funding risks associated with the defined benefit schemes.  Events could result in a material reduction in the funding position of such schemes and, in some cases, a deficit between the pension scheme’s assets and liabilities could increase. The factors that affect the scheme’s position include: poor investment performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates; and other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which funding requirements have been assessed. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises the position will be discussed with the scheme trustees to agreement appropriate actions. This may include a funding plan being agreed to make good the deficit over a period of years but could also include a range of other actions such as changes to member contribution rates, changes in future benefit accruals or closure of schemes to new members. Any surplus or deficit in the defined benefit pension scheme will affect our shareholders’ equity.

We are reliant on IT systems and there are risks that our current and legacy systems cannot be made to adapt to growth in the business or new styles of doing business.

Key IT initiatives may not deliver what is required either on time or within budget or provide the performance levels required to support the current and future needs of the business.  Significant resources are devoted to maintaining and developing our IT systems to keep pace with developments within the insurance and fund management industries.  Failure to do so could result in the inability to gather information for pricing, underwriting and reserving, and to attract and retain customers.  We could also incur higher administrative costs both from the processing of business and potentially remediation of disputes.

Our acquisitions may divert management attention and other resources and involve risks of undisclosed liabilities and integration issues.

In recent years we have completed a number of acquisitions around the world. We may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities, and impairment and amortisation expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may have a dilutive effect on the ownership and voting percentages of existing shareholders. We may also finance future acquisitions with debt issuances or by entering into credit facilities, each of which could adversely affect our businesses, financial condition and results of operations. The businesses we have recently acquired include long-term insurance and savings, general insurance and health and fund management. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amounts of any indemnities provided to us by the sellers.

Risks related to ownership of the ADSs and Ordinary Shares

As a holding company, we are dependent on our operating subsidiaries to cover operating expenses and dividend payments.

Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Aviva plc’s principal sources of funding are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from the Issuer’s long-term funds and any amounts that may be raised through the issuance of debt and commercial paper. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends, which in some circumstances could limit our ability to pay dividends to shareholders. In the current economic environment, such restrictions could become more stringent.

The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting sterling into U.S. dollars.

An ADS is a negotiable U.S. security, representing ownership in one share. An ADR is denominated in U.S. dollars and represents ownership of any number of ADSs. ADRs are publicly traded shares in a non-US corporation, quoted and traded in U.S. dollars in the U.S. securities market. Any dividends are paid to investors in U.S. dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-U.S. securities by U.S. investors. The term ADR is often used to mean both the certificates and the securities themselves.

Fluctuations in the exchange rate for converting pound sterling into U.S. dollars may affect the value of our ADSs. Specifically, as the relative value of the pound sterling against the U.S. dollar declines, each of the following values will also decline:

•
the U.S. dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADSs in the U.S. to also decline;

•	the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in U.K. of any our ordinary shares withdrawn from the depositary; and
•	the U.S. dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

The holders of our ADSs may not be able to exercise their voting rights due to delays in notification to and by the depositary.

The depositary for our ADSs may not receive voting materials for our ordinary shares represented by our ADSs in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the Deposit Agreement governing our ADR facility. As a result, holders of our ADSs may not be able to exercise their right to vote and may have limited recourse against the depositary or us, if their shares are not voted according to their request.

Holders of our ADSs will have limited recourse if we or the depositary fail to meet our respective obligations under the Deposit Agreement.

The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either of us:
•	are prevented from or delayed in performing any obligation by circumstances beyond our/their control;
•	exercise or fail to exercise discretion under the Deposit Agreement; or
•
take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an Aviva Plc ADS or any other person believed by us or the depositary in good faith to be competent to give such advice or information. In addition, the depositary has the obligation to participate in any action, suit or other proceeding with respect to our ADSs which may involve it in expense or liability only if it is indemnified. These provisions of the Deposit Agreement will limit the ability of holders of our ADSs to obtain recourse if we or the depositary fails to meet their obligations under the Deposit Agreement or if they wish to involve us or the depositary in a legal proceeding.

The holders of our ADSs in the U.S. may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares.

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with us) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADS holders including disposing of such rights or other securities and distributing the net proceeds in U.S. dollars to ADS holders. Given the significant number of our ADS holders in the U.S., we generally would be required to register with the SEC any public offering of rights, warrants or other securities made to our ADS holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the U.S., including to our ADS holders in the U.S. and rather only conduct such an offering in an “offshore” transaction in accordance with “Regulation S” under the U.S. Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADSR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

Our ADS and ordinary share price could be volatile and could drop unexpectedly and holders may not be able to sell their ADSs or ordinary shares at or above the price they paid.

The price at which our ADSs and ordinary shares will trade may be affected by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or ordinary shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this Section, may have a significant impact on the market price of our ADSs or ordinary shares:
•	investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;
•	announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;
•	changes in our dividend policy, which could result from changes in our cash flow and capital position;
•	sales of blocks of our shares by significant shareholders;

•	hedging activities on our shares;
•	a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumours of such downgrades;
•	actual or potential litigation involving us or the insurance or fund management industries generally;
•	changes in financial estimates and recommendations by securities research analysts;
•	fluctuations in foreign exchange rates and interest rates;
•	the performance of other companies in the financial services’ sector;
•	regulatory developments in the principal markets in which we operate;
•	international or local political, economic and market conditions; and
•	unforeseen events such as natural disaster or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a “foreign private issuer” in the U.S. we  are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Although we must comply with U.K. listing rules on insider reporting of share ownership and on protection of inside information, there may be less publicly available information concerning us than there is for U.S. public companies.

Judgments of U.S. courts may not be enforceable against us.

Judgment of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the U.S. may not be enforceable in courts in the United Kingdom. As a result, our shareholders who obtain a judgment against us in the U.S. may not be able to require us to pay the amount of the judgment.

Limitations on Enforceability of Civil Liabilities Under U.S. Federal Securities Laws

We are an English company.  All of the experts named in this document are residents of the United Kingdom and not the United States.  In addition, most of our officers and directors are residents of the United Kingdom and not the United States.  It may be difficult or impossible to serve legal process on persons located outside the United States and to force them to appear in a U.S. court.  It may also be difficult or impossible to enforce a judgment of a U.S. court against persons outside the United States, or to enforce a judgment of a foreign court against such persons in the United States.  We believe that there may be doubt as to the enforceability against persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including its federal securities laws.  Because we are a foreign private issuer SEC registrant, our directors and officers will not be subject to rules under the Exchange Act that under certain circumstances would require directors and officers to forfeit to us any “short-swing” profits realised from purchases and sales, as determined under the Exchange Act and the rules thereunder, of our equity securities.  However, under the Listing Rules of the U.K. Listing Authority, our directors must not deal in any of our securities on considerations of a short-term nature.

Individual shareholders of an English company (including U.S. persons) have the right under English law to bring lawsuits on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuits by shareholders, except in limited circumstances.

Item 4

INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

We are a public limited company incorporated under the laws of England and Wales.  We are one of the world's leading global insurance groups. We are the fifth largest insurance group in the world, based on gross written premiums for the 2008 year. We are one of the top five providers of long-term insurance and savings products in the U.K., Ireland, the Netherlands, Poland and Spain and one of the top ten providers of long-term insurance and savings products in France, Italy and Romania for 2008. More detail is provided within the operating segment review later in this item. We seek to grow our long-term insurance and savings businesses in the Asia Pacific and U.S. markets. Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Company Address

Our registered office is St Helen's, 1 Undershaft, London EC3P 3DQ.  Our telephone number is +44 (0)20 7283 2000.

Our History

The Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002.

CGU plc and Norwich Union plc were both major U.K.-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories.  CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc. Hand in Hand, which was incorporated in 1696, was acquired by Commercial Union in 1905, which itself was incorporated in 1861. General Accident plc was incorporated in 1865. Norwich Union plc was founded as a mutual society in 1797 and operated as such until 1997, when Norwich Union plc demutualised and became an English public limited company.

Between 2000 and 2002 we actively withdrew from lines of business and markets that did not offer the potential for market-leading positions or superior returns, or did not otherwise meet our strategic objectives, principally through the disposal of property and casualty businesses in the U.K. London Market, the U.S., Australia, New Zealand and certain European countries.

Since 2002, we have grown in part through carefully selected acquisitions, in particular the acquisitions of RAC in 2005 and AmerUs in 2006. Further details of recent acquisitions, disposals and other significant actions and events are provided in Item 5, “Operating and Financial Review and Prospects – Factors Affecting Results of Operations”.

B. BUSINESS OVERVIEW

Our aims and strategy

Our purpose is to bring “prosperity and peace of mind by helping customers grow their wealth and protect their assets and their health”. We aim to do this by offering a superior range of long-term savings, investment and protection products in markets that we believe offer significant opportunities for growth. In addition, we aim to provide a broad range of competitive motor, property, health and related insurance services to individuals and small to medium-sized enterprises in chosen markets. In summary our five strategic priorities are:

●	To increase our customer reach through better understanding customer needs:

We sell our products in 28 countries in the way that our customers choose to buy them. We will continue looking for the right distribution in the right markets. We believe we can get closer to our customers through better understanding their needs, which would further our goal to generate profitable sales, by providing products and services that customers want at a fair price.

●	To manage the composite portfolio of long-term insurance and savings business, general insurance and health, and fund management:

We are fully committed to maintaining the composite nature of the group. We firmly believe in the benefits of life insurance, general insurance and fund management as complementary parts of an overall business model that seeks to balance cash flow, returns and long-term value creation.

●	To allocate capital rigorously to provide the highest sustainable returns for our shareholders:

Capital management will continue to be a key focus for us going forward. We treat capital as a scarce resource, and strive to allocate capital to provide the highest sustainable returns for shareholders. We continuously seek improvements in capital structure and efficiency.

●	To build a global fund management business that will foster investment performance and create solutions:

We have significant fund management functions across the Group. These businesses have historically been managed separately and we are now bringing them together in a global fund management business, Aviva Investors, in order to capitalise on existing strengths around the world and leverage those strengths in key product and specialist areas.  Our goal is that Aviva Investors will foster investment performance and create solutions under a single brand across the world, with an increased focus on obtaining new external clients.

●	To boost productivity to increase our competitiveness, improve our services and deliver higher value to our customers:

We constantly look for ways to boost our productivity, to support our sustainable growth, increase our competitiveness, improve our services and deliver higher value to our customers. Working together as “one Aviva”, we deliver operational excellence through shared services, shared knowledge, rationalised systems and effective outsourcing.

Our Business

Overview

Our principal activity is the provision of financial products and services, focused on the following lines of business: long-term insurance and savings business, fund management and general insurance and health.

Our business is managed on a geographic basis through a regional management structure based on four regions, U.K., Europe, North America and Asia Pacific. The four regions function as five operating segments as, due to the size of the U.K. region, it is split into two operating segments, U.K. Life and U.K. General Insurance, which undertake long term insurance and savings business and general insurance respectively.

Aviva Investors, our fund management business and sixth operating segment, operates across all four regions providing fund management services to third party investors and to our long-term insurance business and general insurance operations.

Our geographic operating segments offer the following lines of business to a greater or lesser extent:

Long-term insurance and savings business

Long-term insurance and savings business accounted for over 70% of our total business based on sales for the year ended 31 December 2008. We aim to grow this business aggressively and profitably by building strong positions in our chosen markets. We reported total long-term insurance and savings new business sales of £36.2 billion and investment sales of £4.0 billion for the year ended 31 December 2008.

Market position

In the U.K. we have a market share of approximately 11% based on annual premium equivalent (“APE”) for the year ended 31 December 2008 according to the Association of British Insurers (“ABI”).  APE is a recognised sales measure in the U.K. and is the total of new annual premiums plus 10% of single premiums. Long-term insurance and savings products in the U.K. represented 26% of our worldwide sales for the year ended 31 December 2008.

Long-term insurance and savings products from our European businesses (excluding the U.K.) represented 35% of total Group worldwide sales for the year ended 31 December 2008.

In North America the purchase of AmerUs in the United States was completed on 15 November 2006 for consideration of £1.7 billion. This operation has been rebranded to trade as Aviva USA and is ranked first in both fixed indexed life and fixed indexed annuity products in 2008, according to LIMRA and AnnuitySpecs.

In the Asia Pacific region we operate in nine countries with businesses at different stages of development.

Brands and Products

Up to June 2009, in the U.K. we operated under the Norwich Union brand. In June 2009, Norwich Union became Aviva. Throughout Europe and the rest of the world, we operate under the brand name “Aviva,” except in Ireland, Poland and the Netherlands, where we operate under the names Hibernian, Commercial Union Polska, and Delta Lloyd, respectively. The businesses in Poland and Ireland started their name change process in late 2008, moving to Commercial Union Aviva and Hibernian Aviva respectively as an initial step before adopting fully the Aviva name. The brand in the Netherlands, Delta Lloyd, will remain unchanged.

Our long-term insurance and savings businesses offer a broad range of life insurance and asset accumulation products. Our products are split into the following categories:

●
Pensions - a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.

●
Annuities - a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date.  Immediate annuities may be purchased for an individual and his or her dependents or on a bulk purchase basis for groups of people.  Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

●
Protection - an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

●
Bonds and savings - accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans, mortgage endowment products and funding agreements.

●	Other, which includes equity release and structured settlements.

●	Investment sales comprise of retail sales of mutual fund type products such as unit trusts, individual savings accounts (“ISAs”) and Open Ended Investment Companies (“OEICs”).

Some of our insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contacts.

Fund management

The fund management businesses manage the funds of Aviva’s general insurance and long-term insurance and savings operations and provide investment management for institutional pension funds, as well as developing and selling retail investment products. Our main brand for fund management is Aviva Investors. The main fund management operations are in the U.K., France, the Netherlands, Ireland, the U.S. and Australia. All sales of retail fund management products are included in our long-term insurance and savings business sales.

Market position

Aviva Investors is ranked 34th globally and 3rd based in the United Kingdom by assets under management, according to Cerulli Associates’ December 2007 ranking of asset managers by assets under management. Aviva Investors operates under a single brand in fifteen countries across our regions of the U.K., Europe, North America and Asia Pacific. The other fund management businesses of Aviva comprise our Aviva UK Life retail investment business and our collective investment business with the Royal Bank of Scotland Group in the U.K., Delta Lloyd in the Netherlands and our Navigator wrap administration business in Australia and Singapore. Total worldwide funds managed by Aviva managers at 31 December 2008 totalled £354 billion, the substantial majority of which currently relates to Aviva’s insurance and savings operations.

Brands and products

Our business in the U.K. manages investments including equities, fixed income, property, hedge fund and socially responsible investments (“SRIs”) on behalf of institutional, pension fund and retail clients. We also sell retail ISAs, unit trusts, OEICs and structured products under the Aviva Investors and the Royal Bank of Scotland Group (“RBSG”) brands.

General insurance and health

General insurance and health insurance together accounted for 22% of our total sales for the year ended 31 December 2008. In the year ended 31 December 2008, we reported general and health insurance net written premiums of £11.1 billion.

Market position

We are the leading general insurer in the U.K. and Ireland based on gross written premiums for the year ended 31 December 2007 and we are one of the top five general insurers in Canada and the Netherlands, as based on gross written premiums for the year ended 31 December 2007. The Group has other European general insurance operations in France, Italy, Poland and Turkey, and in Asia Pacific we sell general insurance and health products in Malaysia, Singapore and Sri Lanka.

In the year ended 31 December 2008, 49% of our total general insurance and health business was written in the U.K., operating under the Norwich Union brand.

Brands and Products

Our general insurance business currently operates under different brand names, with Delta Lloyd in the Netherlands, Commercial Union in Poland and Hibernian in Ireland and the RAC in the U.K. Our main general insurance operation in the U.K. and the others in Europe, Canada and Asia Pacific operate under the Aviva brand. Over 2009 and 2010, the businesses in the U.K., Ireland and Poland will transition across to the Aviva brand as part of a global branding exercise. RAC in the U.K. and Delta Lloyd in the Netherlands will remain unchanged.

Our general insurance business concentrates on personal lines and commercial lines insurance (specifically, the needs of small and medium businesses) through the provision of motor, household, travel, creditor, commercial liability and commercial property coverage.  Our health insurance business concentrates on private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products.

Distribution

We have various distribution agreements with bancassurance partners and joint ventures across many markets in which we operate. The agreements contain similar terms and depending on our line of business in that market offer long-term insurance products, general insurance and health products, asset management services or a combination thereof. The agreements have a defined contract term, frequently with the option to extend. In return for offering our products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed target levels of sales are met. Certain agreements have a profit sharing element based on a predetermined percentage. The success of the agreement is regularly monitored against certain performance indicators which are those typically used by the management of the business. In some cases, if the agreed targets are not met, the terms of the contract can be renegotiated, typically with respect to the level of commission or profit sharing percentage. Under joint venture agreements, the costs of running the venture are often split between the partners.

Operating Segments

Each operating segment has a member of our Executive Management Team who is responsible for it and who is accountable to the Group Chief Executive for the operating performance of his or her segment. The full membership of our Executive Management Team is identified under Item 6, “Directors, Senior Management and Employees”.  This structure for our operating segments is intended to ensure the Group’s ability to take advantage of market opportunities, improve speed of response, eliminate duplication of effort, and encourage the sharing of best practice in the interests of our customers and shareholders, while providing local knowledge.

The tables below present our consolidated sales and adjusted operating profit for the six months ended 30 June 2009 and 2008, and the years ended 31 December 2008, 2007 and 2006.

Sales	Six months ended		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
United Kingdom	7,451	9,682	18,756	20,445	19,812
Europe	11,369	11,773	21,806	20,488	17,812
North America	4,078	2,998	7,316	5,058	2,284
Asia Pacific	1,470	1,961	3,499	4,283	3,059
Total sales	24,368	26,414	51,377	50,274	42,967
Total net written premiums	17,908	17,046	34,365	29,333	27,234

Adjusted Operating Profit	Six months ended		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
United Kingdom	613	670	1,264	1,126	1,814
Europe	607	614	1,141	1,197	1,031
North America	103	102	149	229	161
Asia Pacific	63	15	36	37	50
Aviva Investors	36	61	114	147	112
Other	(373)	(239)	(407)	(520)	(541)
Total adjusted operating profit	1,049	1,223	2,297	2,216	2,627
Total (loss) / profit before tax	940	(21)	(1,300)	1,832	2,994

For a reconciliation between sales and net written premiums and adjusted operating profit and profit before tax see Item 5, “Operating and Financial review and Prospects – Financial Highlights – Non GAAP measures”.

United Kingdom – Life

Business overview and strategy

Our U.K. life insurance business is a leading long-term insurance and savings provider in the U.K. with a market share of 11% based on 2008 ABI returns. Our main operations are based in York though we have a significant presence in Norwich, Eastleigh, Bristol and Sheffield. We also have outsourcing relationships with a number of partners including Swiss Re, Scottish Friendly and International Financial Data Services (IFDS) in the UK, and WNS in India. We employ over 8,500 people and have more than 7 million customers as at 31 December 2008.

We believe that we provide a broad product offering, with a wide distribution reach throughout the U.K. We identify brand, financial strength, with-profits performance, investment performance and rates on protection products as our key strengths.

Our core strategy is to leverage our extensive distribution network and customer base to increase profits in a mature but evolving marketplace.  We seek to grow in line with the U.K. market while maintaining or enhancing our margin. To achieve this, our strategy includes the rigorous use of capital, increasing customer reach, boosting productivity and exploiting the composite model to sell a portfolio of life, pensions and savings products.

We aim to maintain market leadership through balanced distribution and broad product mix, improved customer retention and the simplification of processes, services and costs.

Market and competition

The U.K. long-term insurance market is highly competitive. However, there is a potential annual savings gap of some £30 billion, the difference between what an individual saves today, and what they need to save in order to pay for a comfortable standard of living in retirement, as well as a potential protection gap of £2.5 trillion, which is the difference between the life insurance and financial protection cover an individual has and the amount they need to meet their needs, according to the ABI and Swiss Re respectively. We believe these shortfalls offer significant opportunities for the long-term insurance companies within this market in the coming years.

In 2008 the long-term insurance and savings markets have been affected by the turbulent economic conditions, slowdown in the housing market and regulatory impacts, such as changes to capital gains tax and the ongoing reviews of the payment protection insurance market.

We consider our main competitors to be Prudential, Legal & General, AEGON, Standard Life and Lloyds Banking Group.  The principal competitive factors for our life insurance business in the U.K. are:

■	Range of product lines and quality of products on offer

■	Strength of distribution channels

■	Pricing

■	Brand strength and customer advocacy

■	Focus on customer and quality of service

■	Financial strength and ratings

■	Investment management performance

Products

We provide an extensive product range in the U.K. which covers pensions, annuities, protection, bonds and savings and equity release products, as well as investment products. We hold top-three positions in each of our key markets of savings, protection, and annuity products based on APE in 2008 according to ABI returns.

We write both with-profits and non-profit business. With-profits business means that policyholders are entitled to at least 90% of the distributed profits, with shareholders receiving the balance. Non-profit business means that shareholders retain 100% of the distributed profits.

The with-profit products share profits and losses of the with-profit fund with its investors. This is achieved through a system of bonuses. In deciding the regular bonuses Aviva aims to smooth the return of the policyholder’s plan. As bonuses are added to the plan, valuable guarantees build up. These guarantees are unique to with-profits investments. At the close of the plan the investor receives a terminal bonus based on the performance of the fund.

We provide a number of traditional life insurance products including level life, decreasing life and guaranteed whole life insurance, guaranteed lifelong protection plans and critical illness cover products.

Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, capital protected plan and with-profits products.

The pensions and retirement products we offer include stakeholder, personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced pensions and with-profit pension annuities. The with-profit products cover stakeholder, annuities and pensions.

Distribution

We believe we are a leading provider in the U.K. financial adviser market, with the majority of our sales through independent financial advisers and with a successful joint venture with the Royal Bank of Scotland Group, strong relationships with a number of building societies, distribution deals with the Co-operative Insurance Society and the Post Office and growing corporate and direct channels.

The majority of our products are sold through independent financial advisers (“IFAs”). This is particularly the case for our savings and investment products as customers seek advice due to the complex nature of the products, the regulation surrounding them and the need for these products to meet the individual circumstances of the customer.

United Kingdom – General Insurance

Business overview and strategy

Our U.K. general insurance business currently operates in the U.K. through two major brands, Aviva (which was changed from Norwich Union in June 2009) and the RAC. The combined business is the leading general insurer in the U.K. for 2007, with a market share of 14% according to Datamonitor. We focus on personal and SME (small to medium enterprise) insurance and are also a leading provider of roadside assistance through the RAC, as voted by the JD Power survey since 2006. We operate from a number of locations in the U.K., India and Sri Lanka.

We aim to maintain our market leading position through product simplification and underwriting excellence. Our strategy is to focus on insurance fundamentals to maximise returns through the insurance cycle. We seek to control the impact of claims inflation, provide excellent customer service and have disciplined underwriting and pricing. To this end, we are in the process of transforming our customer service centres and simplifying our policy range.

Market and competition

The U.K. is the third largest insurance market in the world according to the ABI based on data for 2008. In 2008, the top four companies had approximately 35% of the general insurance market share, based on gross written premiums, according to figures derived from Datamonitor.

Insurance profits in the U.K. general insurance market are cyclical in nature and after a lengthy period of soft market conditions in commercial lines, characterised by high competition and falling prices, we saw in late 2008 and early 2009 tentative signs of hardening, although rate increases remained below the level of claims inflation at the end of 2008. There were also early signs that personal lines rates were starting to harden.

In 2008, we believe the proportion of customers buying insurance on-line has continued to increase and this is now a major distribution channel. In particular we believe that internet price comparison sites for personal motor insurance have again grown their market share as customers seek price transparency.

We consider our main competitors to be RBS, RSA, AXA, Zurich, Allianz, and Admiral Group. The principal competitive factors for our general insurance business in the U.K. are:

■	Range and quality of products

■	Distribution channels

■	Pricing

■	Brand association

■	Customer satisfaction, claims handling

Products

We provide a range of general and health insurance products focused on personal and small business customers.  We hold top positions in both the personal and commercial lines markets for 2008, according to Datamonitor. Our general insurance business mix is approximately 60% personal lines and 40% commercial lines.

Our general insurance products include personal motor, home, travel insurance, identity theft protection, creditor, commercial motor, commercial property and commercial liability insurance. We also offer health insurance and personal accident insurance.

Our motor insurance product range includes cars, motorcycles and vans. We also offer motor and personal injury insurance.

Our home insurance products include building and contents insurance and home emergency cover.

Our health insurance products include individual private health insurance, income protection and business products. Our business products address corporate healthcare and include private medical insurance for the workforce, group risk and occupational health services.

Our personal accident insurance range includes accidental death benefits, accidental disability insurance, family personal accident plans and hospital cash plans.

Distribution

We have a multi-distribution strategy.  Our personal products are sold directly to customers over the phone and through our website www.aviva.com, via brokers and through over 100 corporate partnerships.  For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of the advice required by small to medium enterprise customers.

Europe

Regional overview and strategy

We are one of the leading providers of life and pension products in Europe (excluding the U.K.), based on 2007 gross written premiums according to the Comité Européen des Assurances (“CEA”), a European insurance and reinsurance federation. We also have a strong presence in the general insurance markets of Ireland and the Netherlands. Today, Aviva Europe sells a broad range of products in 15 countries across Europe. We serve customers through a variety of distribution channels, including 31 bank partners, more than 5,000 brokers and agents, and a direct sales force of more than 8,500 consultants as at 31 December 2008.

We have substantial operations in France, Italy, Ireland, the Netherlands (in which we include Germany and Belgium), Poland (in which we include Lithuania) and Spain, where in each case the long-term insurance business is the main focus. In addition we have large general insurance businesses in Ireland and the Netherlands, as well as smaller general insurance businesses in France, Italy and Poland. Fund management operations exist in the Netherlands, France, Ireland, Poland and Romania. The fund management operations in France, Ireland, and Romania are managed by Aviva Investors, see “– Business Overview – Aviva Investors”. Following early success in Poland, we have been building our long-term insurance and savings business in high growth markets in central and eastern Europe, and now have businesses in the Czech Republic, Hungary, Lithuania, Romania, Russia, Turkey and a distribution in Slovakia.

We aim to capture new opportunities created by market change, such as pension reform, and we intend to leverage our scale across the region in order to achieve growth in new business sales.

Our priorities for achieving growth are to enhance profitability through increased efficiency and productivity across the region, particularly in western Europe, and to exceed industry market growth in central and eastern Europe.

Market and competition

The region is split between mature western European markets with high wealth and insurance penetration and rapidly growing developing markets of central and eastern Europe. We expect to see growth of the European long-term insurance and savings market above GDP growth over the next decade as a result of the ageing population and the developing markets in the central and eastern Europe region.

Competitive intensity and market consolidation varies across the region depending on the size and stage of development of each market. Our competitors comprise a mixture of large pan-European insurers, such as Allianz and AXA, and local insurers, such as Powszechy Zaxlad Ubezpieczan (“PZU”) in Poland and CNP Assurances (“CNP”) in France. Across the region consolidation is low; in the long-term insurance and savings business, the top insurers hold only 25% of the market as based on net written premiums in 2007 according to Axco Insurance Information Services (“Axco”). The largest insurers in the long-term insurance and savings and non-life insurance market across Europe (excluding the U.K.), in terms of turnover, are Allianz, Generali and AXA according to the CEA and we have a 3.0% market share in the overall European insurance market, which makes us sixth largest according to the CEA.  In the European life insurance and pensions market we have a 4.2% market share, which makes us the fourth largest according to Axco.

We consider our competitive factors in the European region (with such factors to a greater and lesser extent for mature and rapidly developing markets) to be:

■	Bancassurance partnerships

■	Multi-distribution model

■	Position in large emerging markets (Russia, Poland, Turkey)

■	Range of products and services

■	Global scale

■	Depth of technical expertise across region and ability to transfer to developing business units

■	Europe wide approach to distribution management, product development and support functions

■	Pricing

■	Brand strength and customer advocacy

■	Focus on customer and quality of service

■	Financial strength and ratings

■	Investment management performance

France

Business overview and strategy

Aviva France is one of the top ten long-term insurance and savings businesses in France based on 2007 technical provisions, according to the Fédération Française des Sociétiés d’Assurances (“FFSA”). We offer a range of long-term insurance and savings products, primarily for individuals, which focus on the unit-linked market. We have a partnership with the Association Française d’Epargne et de Retraite (“AFER”), which is the largest retirement savings association in France. Aviva France operates through two main companies: Aviva Vie and Aviva Direct.

Our general insurance business in France has a 2% share of the market as based on 2007 premium income according to L’Argus de L’Assurance.  We predominantly sell personal and small commercial lines insurance products through an agent network and our direct insurer, Eurofil. Eurofil is the second-largest direct sales insurer in France, based on total written premiums according to the FFSA, and it sells motor, home and health insurance. Direct sales to private customers are conducted through the internet and by telephone.

Our strategy for Aviva France is to continue the diversification and growth of our business and to maintain our profitability at a high level.  We seek to accomplish these goals through our distribution expertise, innovation of products and services, greater communication and brand visibility.

Market

We believe that the long-term insurance and savings market in France has long-term growth potential due to the ageing population and need for private pensions. We believe that the recent volatility in the market has affected sales as some consumers are lacking confidence in long-term investments, preferring safer forms of investment while they await a recovery in financial markets.

Recent changes in the inheritance tax system have eroded the long-term insurance tax advantages compared to other asset accumulation businesses, which has impacted our individual single premium savings product and undertakings for collective investment in transferable securities (“UCITS”).

We believe that the general insurance market in France is mature, showing signs of saturation and increased competition. In this market we aim to offer competitive pricing and a wide range of products and services.

Products

Aviva France long-term insurance and savings business sells mainly protection and bonds and savings products. These include life insurance, euro-linked savings products, unit-linked savings products.  We are the sole distributor of AFER products, which includes unit-linked and euro-linked products.

Euro-linked savings products are traditional savings products with an agreed duration, a minimum guaranteed credit rate and a profit sharing mechanism to pass part of the excess return to policyholders.  Unit-linked savings products return all investment returns earned on policyholder assets directly back to the policyholder.

Aviva France’s general insurance business sells personal and small commercial insurance including motor, home, commercial, agricultural and construction products, as well as health insurance.

Distribution

Aviva France sells products through a complete range of distribution channels, including approximately 1,800 branch staff, 400 insurance advisers, more than 1,000 active partner brokers, as well as Aviva Assurances’ 875-member network. It has partnerships with AFER, the Union Financière de France (“UFF”) network of financial advisers, Médéric, and a bancassurance partnership with Crédit du Nord, a subsidiary of Société Générale, which gives Aviva access to 1.4 million customers through approximately 760 branches as at 31 December 2008. We also have direct sales to private customers through the internet and by telephone.

AFER is a market reference savings association, which we believe has strong customer loyalty. AFER products are sold through Epargne Actuelle, an Aviva Vie network and other brokers and makes up approximately 47% of our total French life sales in 2008.

We also have a joint venture with Crédit du Nord called Antarius. We have exclusive rights to distribute Antarius-branded life products, which include protection, and unit-linked bonds and savings products, through Crédit du Nord bank branches.

Ireland

Business overview and strategy

We believe our Hibernian group is Ireland's leading multi-line insurer with more than one million customers. As the initial part of the move to a global Aviva brand, the business was renamed Hibernian Aviva in early 2009. Hibernian Aviva provides long-term insurance and savings products, investment management (which is managed by Aviva Investors), general insurance and health insurance products. Hibernian Aviva Life had a 17% share of the Irish long-term insurance and savings market in 2007 based on gross written premiums according to the Irish Insurance Federation (“IIF”), and is the third largest life and pension provider in Ireland. Our general insurance business is the largest in Ireland, with a market share of 20% in 2007 according to Axco.

Our strategy in our life business in Ireland is to maximise market opportunities through re-energising the broker distribution channel and pushing forward new initiatives with our bancassurance partner Allied Irish Bank (“AIB”) such as developing products with attractive safety features to meet customer needs when investment markets are more volatile. In our general insurance business we aim to take advantage of opportunities to grow our business through building innovative products, increasing scale and exploiting distribution advantages.

In January 2006, our Hibernian group acquired a 75% interest in Ark Life Assurance Company Limited from Allied Irish Banks plc (“AIB”) for a total consideration of £322 million, which consisted of both shares in Hibernian Life Holdings Limited and cash.

In May 2008 we acquired 70% of VIVAS Health (now renamed Hibernian Aviva Health). We believe that this initiative presents significant growth opportunities in a new market sector and extends our existing partnership with AIB who own the remaining 30% of this company.

Market

The life insurance market in Ireland is largely consolidated with approximately 70% of the market share being held by the top three providers, including Hibernian Aviva, according to a report by IFF based on 2007 gross written premiums. Price competition in the market continues to increase, with focus increasingly on market share. We believe that customers have moved away from traditional life products in Ireland because of volatility in the stock markets and a slowdown in the housing market in 2008.

We believe that the general insurance market in Ireland continues to be very competitive for both personal and commercial lines business and there is continued downward pressure on premium rates.

Products

Our long-term insurance and savings business offers a comprehensive range of protection, bonds and savings and pension products. The protection products include single, dual and joint life insurance, mortgage protection, specified illness and guaranteed whole life cover products. The pension range covers retirement and investment products including government promoted personal retirement savings account (“PRSA”) schemes.

Our general insurance and health businesses provide a wide range of products including property, motor, travel, farm and business insurance. Our motor business is more focused on personal lines, while our property business is primarily commercial lines.

Distribution

We believe that Hibernian Aviva has a wide range of distribution channels in the Irish market. Customers can purchase Hibernian Aviva products through intermediary channels such as brokers, corporate partners and through retail channels including call centres, a nationwide branch network and the internet.

Our long-term insurance and savings products are distributed through a broker network and our bancassurance partnership with AIB. This partnership gives us access to more than 260 branches. Hibernian Aviva also provides branded products for a number of financial institutions.

The majority of our general insurance business is sold through brokers, with an increasing proportion offered by direct and corporate partners.

Italy

Business overview and strategy

Aviva Italy is the country’s sixth-largest life insurer, with a market share of 6% in terms of 2007 gross written premiums according to Associazione Nazionale fra le Imprese Assicuratrici (“ANIA”) and has over 1.6 million customers.  We also have a stake in Banca Network Investimenti, a 900-member financial adviser network.

Our strategy is to continue to work with our partners on new products, suited to the current markets, to develop our bancassurance relationships and to expand our customer reach, through customer penetration and expanding our distribution reach.

Market

In the Italian life market, the top six providers had just under 70% of the market at the end of 2007, according to a report by ANIA. While the market has been reasonably stable over the last 5 years, it shrunk slightly in 2007, with total market premiums at about €61 billion for the year, according to ANIA.

In the Italian market, we believe that many consumers prefer investment products from well established long-term insurance companies as long term savings vehicles. We also think that consumers prefer developing a personal relationship with the bank distributing products through one-to-one contact.  Internet and telephone channels are not widely used in Italy.

In the last few years the Italian government has introduced legislation to break the exclusive relationship between general insurance companies and their ‘tied’ agents and therefore widening the availability of general insurance products from different insurers.  This has opened up the general insurance market place and increased competition from different channels.

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions. The largest segment is single premium and regular premium savings and investment products. These include unit linked policies linked to a range of investment funds and profit sharing policies where there is a minimum annual return credited to the policy, with the potential for an additional bonus.  Also we provide index-linked products where there is typically some protection of capital at the end of the policy term and a pay-out linked to the performance of an index or basket of shares.

A growing area of the market is credit protection insurance, where protection on death and disability is provided for mortgages and credit loans. Individual and group pension plans are also available and this part of the market is expected to grow in the long-term given the ageing population and government reforms to reduce the cost of state retirement provision.

Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as small commercial risk insurance, including marine, to businesses. For reporting purposes the Italian general insurance business is shown under the line “Other Europe” in the general insurance segment.

Distribution

Our products are distributed principally through bancassurance partnerships with UniCredit Group, Banco Popolare Italiana Group (“BPI”), Banca Popolari Unite (“BPU”), Unione di Banche Italiana (“UBI”) and Banca Delle Marche (“BdM”). The agreement with BdM ended in May 2009.These partnerships give us access to more than 6,000 branches and additionally we also have 800 insurance agents and access to approximately 5,800 sales advisers.

In December 2007, Aviva Italy entered into an exclusive long term partnership with Banco Popolare and acquired a 50% interest in Avipop Assicurazioni, a general insurance company, for a total consideration of £188 million. This replaced our previous agreement with BPI to distribute long-term insurance and savings products.

In 2007, we also purchased, together with other investors, a stake in Banca Network Investimenti, a 1,000-member financial adviser network, from BPI. We believe that this network will further extend and diversify our distribution reach in the market for long-term insurance and savings business.

In 2008, we acquired 50% plus one share in UBI Assicurazioni Vita S.p.A. (“UBI Vita”). UBI Vita distributes life insurance products through Banca Popolare di Ancona and other channels and further expands our distribution capability and customer base.

We distribute general insurance products primarily through agents and brokers, with a growing proportion of bancassurance sales.

Netherlands (including Germany and Belgium)

Business overview and strategy

The Delta Lloyd group operates in the long-term insurance and savings, general insurance and health and the fund management markets in the Netherlands, Germany and Belgium. The group employs about 6,500 staff as of 31 December 2008.

Delta Lloyd is one of the top three general insurance providers in the Netherlands for 2007 based on gross written premiums according to an analysis on competitor press releases. In December 2007, we agreed to the sale of our health operations to O.W.M CZ Groep Zorgverkeraar U.A (“CZ”) with effect from 1 January 2009. This has given us an opportunity to sell long-term insurance and savings, and general insurance products to CZ’s existing customer base from January 2008.

In March 2007, the Delta Lloyd group acquired the Erasmus group, which writes both general insurance and long-term insurance and savings business, for a consideration of £54 million.  On 30 June 2008, Delta Lloyd completed the acquisition of Swiss Life Belgium for a consideration of £112 million, and we believe this further strengthens the Group’s position in the Belgium long-term insurance market.

Delta Lloyd Asset Management manages investments both for Delta Lloyd’s own insurance operations and for third parties, including individual and institutional customers.  In addition to managing equity and fixed interest funds, our operations include management of a property portfolio.

Delta Lloyd group aims to be one of the leading financial service providers in the Netherlands, Germany and Belgium. To achieve this goal, our business is focused on achieving operating efficiencies and product and distribution innovation, while building the trust of our customers through improving customer service and strengthening financial disciplines.

Market

We believe that the Dutch insurance market is mature and that cost reduction and economies of scale are becoming increasingly important. We believe that customers require suppliers to increase transparency through value-for-money high performing products.  We are also seeing increasing levels of legislation, for example, in the areas of customer protection and new compensation rules for brokers.

The Dutch savings market is extremely competitive with banks now able to offer retirement products on the same terms as insurers.  In addition, the 2007 industry review of charges on unit-linked insurance policies, combined with volatile equity markets, has reduced demand.

In the general insurance market there is increasing competition on premium rates, particularly in the key motor account.

Products

The long-term insurance and savings business of Delta Lloyd offers a range of protection, bonds and savings and pensions services, including group pension schemes, annuities, unit-linked bonds, savings products and protection insurance.

Our general insurance business sells a range of products including personal, motor, travel and home insurance and small commercial policies as well as health insurance.

Distribution

Delta Lloyd operates under three brands: Delta Lloyd, OHRA and through a joint venture with ABN AMRO.  In the Netherlands the Delta Lloyd brand works exclusively with independent insurance intermediaries, while OHRA focuses on direct channels such as telephone, internet and mail.

Delta Lloyd’s third brand comprises a joint venture with ABN AMRO, reaching customers through the extensive distribution networks of ABN AMRO Bank. Our long-term insurance and savings, general insurance and health products have been sold through our joint venture with ABN AMRO Bank since a bancassurance agreement was signed in 2003.

The general insurance businesses distributes through a variety of channels, including intermediaries and direct business, and through our bancassurance joint venture with ABN AMRO Bank. In 2008 we launched iZio, a website that sells low cost bundled non-life products such as motor, home and travel insurance.

Mutual funds are sold through third party banks such as ABN AMRO, ING and Rabobank.

Poland (including Lithuania)

Business overview and strategy

Our operations in Poland and Lithuania provide long-term insurance and savings products. Our businesses have a 4,000-member direct sales force, with 66 sales offices across the country as at 31 December 2008.

Our Polish life operation is the market leader for individual life products and unit-linked insurance, and the second-largest overall life insurer, with a market share of 12% based on total premium income as at September 2008 according to the Polish Financial Supervision Authority (“KNF”). It has more than 1 million individual and group customers and manages over £2 billion of customers' assets. The pension business has been leading the second-pillar pension fund market since its launch in 1999, with a market share of around 21% and almost 3 million customers and over £8 billion of assets under management, according to KNF. Second pillar pension funds are those privately managed, first pillar are the pay-as-you-go state pensions and third pillar are voluntary contributions.

Our long-term insurance strategy is to expand our distribution network, particularly in the direct channel, and to also develop other alternative points of contact for potential clients, for example, bancassurance. We seek to capitalise on our new product launches and maximise cross selling opportunities. Our product strategy for pensions is to retain our status as the market leader in terms of customers and assets.

Our general insurance business in Poland commenced in 1997 and continues to develop. In 2007 we launched a direct motor insurance product in order to pursue further potential for growth in this dynamic market. For reporting purposes the general insurance business is shown within “Other Europe” in the general insurance segment.

Market

The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to our analysis of KNF statistics. Insurance companies in Poland are either state-owned or private, with the public sector companies continuing to have a strong share of the market. The private companies are often under the control of international insurers.

In 1999, Poland launched a comprehensive reform of its state pension system and created privately managed funds. This enabled private companies to offer pension products and made it obligatory for all employees under 30 years old to join one of the competing pension funds.

The general insurance market is continuing to grow, although at a slower rate than the long-term insurance and savings market. The general insurance market is mainly driven by the motor insurance market. Distribution has been dominated by direct sales force and agents, however direct sales are now growing.

Products

Our life business in Poland provides a broad range of protection, annuities and bonds and savings products. For individuals it offers unit-linked life policies, annuities, single-premium savings and, for institutions, group life insurance and employee pension programmes, which are both unit-linked products.

Our pension business offers a standard product for all customers as part of the privately managed pensions market.

We offer general insurance products to both institutions and individuals in Poland. For institutions we offer selected commercial lines risks such as fire and loss-of-profit insurance, technical insurance, insurance against loss of property during transportation, civil liability insurance and commercial health insurance. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, whilst motor insurance is sold through our direct operation.

Distribution

The direct sales force is the main distribution channel for most of the Poland group and is made up of some 4,000 tied insurance agents whose work is co-ordinated by a network of our sales offices run by sales managers.

In 2008 we increased the productivity and size of our direct sales force, while continuing to develop other distribution channels. We recently announced the creation of a joint venture with Bank Zachodni WBK (a subsidiary of AIB) to sell both life and general insurance products through the bank’s network of over 500 branches. We believe this will significantly enhance our distribution network, providing access to 1.5 million customers.

We also co-operate with independent insurance agencies and brokers. We believe that these insurance brokers play a key role in selling commercial lines general insurance. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales.

Spain

Business overview and strategy

Aviva Spain sells long-term insurance and savings, health and accident insurance in Spain through a bancassurance network based on joint ventures with six banks (Bancaja, Caja España, Caixa Galicia, Unicaja, Caja de Granada and Cajamurcia) and through Aviva Vida y Pensiones, the wholly owned Aviva-branded long-term insurance company. Aviva Spain is the country’s fourth-largest long-term insurer by gross written premiums with a market share of 7% in 2008 according to Investogación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (“ICEA”).

In February 2008, we exercised an option to acquire an additional 45% shareholding in our joint venture with the Spanish savings bank Caja de Ahorros de Murcia, Cajamurcia Vida, which brings our total shareholding to 50% and enables the migration of the majority of the Cajamurcia protection products to this joint venture company. The new company distributes long-term insurance and savings products via Cajamurcia’s network of over 413 branches.

Our strategy in Spain is to further develop our bancassurance relationships and attract new partners if the opportunities arise. We hope to develop our general insurance offerings through our existing partnerships. Overall, we want to continue to be customer-focused, react quickly to market trends and maximise the sales of our core products, such as pensions and savings.

Market

Spain’s financial market has a strong banking tradition, and as such customers are accustomed to receiving advice through traditional banking channels. We believe that customers have a high level of financial understanding and require comprehensive advice on products and services. The top positions in the long-term insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 70% of new business premiums in 2007 in the Spanish life insurance market according to ICEA.

Products

We offer a wide range of bonds and savings, and protection products. Investment products include both unit linked and traditional plans, where profit sharing is regularly used to increase the policy return. Our traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages each year for such contributions within permitted limits and we offer a flexible range of individual and group plans with alternative investment choices. We also offer protection products, covering both mortgages and credit loans typically providing cover for the family in the event of death or disability.

The PIAS “pension” product was launched in 2007: this is a savings contract with attractive tax benefits if the policy remains in force for at least 10 years and if an annuity is purchased at the maturity of the product.

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

■	Aseval – in conjunction with Bancaja since 2000

■	Unicorp Vida – in conjunction with Unicaja since 2001

■	Bia Galicia – in conjunction with Caixa Galicia since 2001

■	Caja España Vida – in conjunction with Caja España since 2001

■	General Vida – in conjunction with Caja de Granada since 2002

■	Cajamurcia Vida – in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers) and a direct sales force, supported by a branch office network and call centres.

Other Europe

Business overview and strategy

Aviva’s other European businesses are in Turkey, the Czech Republic, Hungary, Romania and Russia.

In 2007, our Turkish long-term insurance and savings business merged with Ak Emeklilik, the long-term insurance and savings company of Sabanci Holdings, to form a joint venture company, AvivaSA. The new company merged on 31 October 2007 to become the largest pensions' provider in the market, with a market share of 25% according to the Turkish Pensions Monitoring Centre, and the third largest life insurer with a market share of 9% according to the Association of Insurance and Reinsurance Companies of Turkey. Under the merger, AvivaSA has a bancassurance agreement with Akbank TAŞ (“Akbank”), Turkey’s second largest privately-owned bank based on total assets according to the Banks Association of Turkey.

In the Czech Republic we are the thirteenth largest life insurer, with a 1.6% market share in 2008 according to the Czech Insurance Association.  We have more than 40,000 customers and 120 staff as at 31 December 2008.

In Hungary, we are the sixth largest life insurance business, measured by 2008 gross written premiums, with a 4% market share, according to the Association of Hungarian Insurers. We have a tied agent sales force consisting of more than 600 agents and 21 agencies nationwide.

Aviva Romania is the fifth largest life insurer as measured by premium income in 2008 according to the local insurance regulator, CSA. We are also fourth largest voluntary pensions' provider in 2008 as measured by fund value according to the Private Pension Regulator (“CSSPP”). Aviva Romania has over 600 direct sales force agents and 160 staff. We have established a new company to sell newly created mandatory pensions.

In Russia, we started trading in early 2006, with a strategy to position the business to take advantage of the growth expected to occur as the life insurance industry develops.

Our strategy in the “Other Europe” region is to grow our direct sales force numbers and productivity, while continuing development of other distribution channels, including bancassurance, to enhance our product range and to continue to investigate profitable opportunities in new markets.  In all of these markets, pension reform continues to offer long term potential.

Market

Across these new European markets there are countries at different stages of development. Hungary and Czech Republic are the most developed markets although they still have a significant gap as compared to western European markets.

We believe that Russia and Turkey, with their large populations and rapid economic growth, are highly attractive markets for the medium term. Countries such as Romania represent longer term potential. With pension reform starting later in these countries, markets are at an early stage of development.

Competitiveness varies by country depending on its size and stage of development. In more developed markets competition is with regional players (e.g. AXA/Allianz), ex-state-owned insurers and new entities. The less developed markets do not have the same competitive intensity, although competition is growing.

Products

Aviva Turkey’s products include unit-linked pensions, supplemented by protection insurance and other savings products, which are aimed at high-net-worth customers and leading national and multi-national corporations. The general insurance segment offers motor, household, fire, marine, personal accident, travel and liability insurance.

Our Czech Republic business offers individual unit-linked savings, protection insurance, term insurance, other savings products, group life schemes for corporate clients and credit insurance for our own bancassurance partners.

In Hungary, we offer flexible unit-linked and traditional life products. Aviva also acts as a distributor for various banking products, such as mortgage loans and current accounts, as well as selling a combined product.

In Romania, we provide traditional life insurance products and have started to offer pension products following government reforms introducing compulsory pensions.

In Russia, we focus on individual accident insurance, group non-state pensions, accident and sickness insurance.

Distribution

In Turkey, we have a multi-channel distribution strategy through brokers, agencies, a direct sales force, corporate sales and bancassurance through an agreement with Akbank, which gives us access to their approximate 6 million retail customers through 716 branches. Our general insurance business is predominantly sold through agents, with the remainder coming through direct sales, a call centre and bank agents.

In the Czech Republic, our sales force is made up of over 500 agents operating across 15 branches, with 21 independent distributors and two bancassurance partners.

In Hungary, in addition to the direct sales force we also sell through brokerage partners. We have also commenced a cross-border sales into Slovakia which has also increased our geographical coverage.

In Romania, we distribute through a direct sales force branch network and have bancassurance partners, which include local units of Piraeus Bank and ABN AMRO.

At the end of 2008 Aviva Russia had 212 financial consultants, servicing more than one million clients. Agreements with thirteen leading retail banks have been signed and bancassurance sales are growing rapidly.

North America

Regional overview and strategy

Aviva North America consists of two businesses: the life insurance and annuity business in the U.S. and the property and casualty business in Canada. Our strategic priorities for the region are to improve margins and optimise capital usage, to selectively expand into market adjacencies and to optimise the regional operating model.

To enhance the growth in our existing businesses, we also seek to increase Aviva’s profile in North America by building on the strength of the global brand through concerted communication efforts with financial analysts, key financial and business media, centres of influence, consumers and distributors. We continue to expand our distribution network with a focus on larger brokerage general agents.

Market and competition

The North America region is home to two of the world’s largest and richest economies. Aviva has two businesses that currently serve their respective home markets and are led out of our regional headquarters in Chicago.

We view both the U.S. long-term insurance and annuity market and the Canadian property and casualty insurance market as highly fragmented markets with a large number of insurers, none of whom is in a truly dominant position.  Competitors for the products in which we specialise, include global insurers such as AIG, Allianz, Royal & Sun Alliance, Manulife Financial, Old Mutual and AXA.  Local market competitors also feature in various product segments.

We consider our competitive factors in the North America region to be:

■	Tailored products

■	Product innovation

■	Technical expertise

■	Quality of distribution partnerships

■	Financial strength and performance

■	Strong financial ratings

■	Investment management performance

■	Global brand

U.S.

Business overview and strategy

Aviva USA is the largest provider to both the fixed indexed life insurance and fixed indexed annuities according to reports on 2008 sales which were released by LIMRA and AnnuitySpecs in early 2009. Our acquisition of the former AmerUs Group was completed in late 2006. Following this we have achieved significant growth and market penetration in the U.S. market, with more than 1 million customers.

Prior to the acquisition of AmerUs Group, the U.S. business was headquartered in Boston and had a niche strategy, focused on retirement and estate planning with distribution through independent agents, banks and structured settlement brokers.

Our new strategy is to improve margins, optimise capital usage and to leverage our core life insurance and annuity distribution and product capabilities into adjacent markets.  A key theme for Aviva is one of recognition: treating both employees and customers as unique people with unique circumstances.

Market

The U.S. is the world’s largest economy, according to The World Bank, based on 2007 GDP, as well as the largest insurance market according to the Swiss Re Sigma Report, No.3/2008. This is especially true for retirement savings products as 78 million members of the baby boom generation move into retirement in the U.S.

At the same time, the U.S. savings market is undergoing substantial structural changes. This is the result not only of the shifting demographics of an ageing population but also due to the severe credit exposure experienced by many of the world’s largest financial institutions in the second half of 2008. Retirement savings represent 40% of household assets in the U.S., according to a report by Investment Company Institute, and, despite the uncertainty affecting the financial markets, we believe that people are still saving and buying insurance from brands they trust. In Aviva USA, we believe we are well positioned to respond to this customer need for safety, having savings and investment products with downside guarantees as a major component of our product portfolio.

The indexed annuity and indexed life markets in which Aviva USA operates are dominated by a small number of large insurers. According to the 4th quarter 2008 Advantage Indexed Sales and Market Report by AnnuitySpecs, the top five providers hold 62% of the indexed annuities market, while for indexed life, the top five account for 64% of the market.

Products

Aviva USA has a strategic focus on protection, annuity and savings products. Our life products include our universal life, indexed life, no lapse guaranteed and term assurance products.  Our savings products are primarily funding agreements. Our annuity products include indexed annuities, fixed index annuities, deferred fixed annuities, immediate annuities, guaranteed lifetime withdrawal benefits, and structured settlements. During 2008 we announced our withdrawal from the structured settlement business.

In addition, we now offer wellness products and services through our relationship with Mayo Clinic Health Solutions. We have also launched enhancements to our guaranteed income withdrawal benefits and a new bonus index deferred annuity.

Distribution

We use Independent Marketing Organisations (“IMOs”) to promote and sell our fixed indexed annuities and protection products.  Our network covers all 50 states and includes 11,500 annuity producers and 27,000 life insurance producers. The large majority of annuity sales are made through fewer than 3,000 producers, of whom approximately one third are SEC registered. We believe that SEC registration provides a number of significant opportunities for the business, including the ability to cross-sell life products through the registered distribution force and product penetration of distribution organisations who already operate within the registered market. We also distribute through career marketing organisations, personal producing general agents, banks and until 2008, structured settlement brokers.

Canada

Business overview and strategy

Aviva Canada has a 9% share of the Canadian general insurance market, with a top five position in all major provinces according to a report by MSA Research Inc.

We believe that we are well placed in Canada for steady organic growth and that our success is underpinned by stable broker relationships, underwriting excellence and a balanced portfolio of commercial and personal lines. Looking ahead, we aim to create value by repositioning our personal lines book in Ontario through greater pricing sophistication and customer segmentation. We will also continue to address increasing customer demand for choice and simplicity through our multi-distribution model and brand investment in key territories. In commercial lines, we aim to retain our current market position through our expertise in distribution and product innovation.

Market

As the seventh largest in the world, according to the Axco Insurance Market Report, Canada’s general insurance market is established and stable. The four largest provinces generate around 90% of total premiums with Ontario, the largest, representing 47% on its own, according to a report by MSA Research Inc in 2008. The biggest growth market is western Canada, where economic development has resulted in significant population increases and a changing demographic profile.

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies sharing 35% of the market with the top two companies, Intact Insurance (formerly ING Canada) and Aviva, controlling 20%. The rest of the industry consists of smaller, provincially based or niche companies. Further consolidation is anticipated.

Distribution is primarily through the traditional broker channel, estimated by market commentators, including Axco, to account for over 70% of distribution, with the direct and affinity channels gradually increasing their share of the market.  Competition for growth has moved to investment in brokers, direct to consumer marketing, and technology.

Products

We provide a number of general insurance products through our Canadian companies including:

■	Property, home and automobile insurance, including recreational vehicles and mobile homes insurance

■	Niche personal insurance products including holiday and park model trailers, horses, hobby farms, sailboats, power boats and antique classic and custom cars

■	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety

Distribution

We operate in Canada through a multi-channel distribution network, primarily focused on approximately 3,000 independent retail brokers, who distribute our core personal and commercial lines.  In addition, we work closely with both independent and wholly owned specialty brokers to distribute group insurance and specialty personal lines, such as insurance for antique cars.  With the growth of the direct market in Canada, we have entered into corporate partnerships with retailers and other affinity groups. Ontario Insurance Services Limited (“OIS”) is a broker established in 1973 to provide call centre service and support to both home and automobile insurance customers.

Asia Pacific

Regional overview and strategy

Aviva Asia Pacific operates in eight countries across the region through both joint ventures and wholly-owned operations. We have businesses in markets at various stages of development, with established businesses in Singapore and Hong Kong, high potential businesses in India and China and new start-up businesses in South Korea, Taiwan, Malaysia and Sri Lanka. We had an established business in Australia, which we sold on 1 October 2009. We believe that there is potential for growth in the Asia Pacific market due to low insurance penetration in most countries, an ageing population, an expanding middle class and relatively high gross domestic product growth.

Leveraging our core capability in bancassurance, we have recently established three new bancassurance joint ventures in Malaysia, Taiwan and South Korea with leading local banks providing us access to more than 10 million potential customers. In 2008, we also created a regional product development team to anticipate changes in customer needs and to develop new products for the region.

Aviva Asia Pacific aims to become one of the leading international insurers in the region by increasing new business sales for long-term insurance and savings products through development of existing businesses, investment in new business development, leveraging shared services and harnessing the benefits of multiple distribution channels in all of our markets.

Market and competition

The Asia Pacific insurance market includes both mature markets such as Australia, Hong Kong Singapore and South Korea and emerging markets such as India and China.  The mature markets accounted for around 77% of our long-term savings sales in 2008. However we expect that large emerging markets, such as India and China, will become significantly more important in the future.

In long-term insurance and savings, we believe that the long-term outlook is positive and will be driven by a generally high savings rate, under-penetration of insurance and diversified savings, relatively higher GDP growth and the growing need for old age provision.

At a regional level, Aviva Asia Pacific competes mainly with other large international insurance and financial services groups. The most significant competitors include AIG, ING, Prudential plc, HSBC and AXA. These groups are all early entrants into the region and most have significant operations and experience in all of the Asian markets. Nevertheless, in our chosen markets, we believe our strong distribution partnerships, wide footprint and regional operational model position us well to compete effectively in the region and create a solid platform for continued growth.

We consider our competitive factors in Asia Pacific to be:

■	Strength of bancassurance channel

■	Balanced portfolio of markets

■	Presence in high-potential markets

■	Strength in wrap administration platforms

■	Brand recognition

■	Technical expertise

Asia

Business overview and strategy

Aviva has operations in nine markets in Asia, with businesses at different stages of development.

In Singapore, we rank sixth in the life long-term insurance market by new business premiums as at 30 September 2008 according to the Life Insurance Association. We believe that we are one of the leading bancassurance players in the market. We have a partnership with DBS Bank (“DBS”), one of the largest banks in Southeast Asia, to provide long-term insurance and savings and general insurance products.

In Hong Kong we are ranked fourteenth in the long-term insurance market by new business premiums as at 30 September 2008 according to the Office of the Commissioner of Insurance. Our strategy is to leverage our core bancassurance partnership with DBS and independent financial adviser (“IFA”) channels to deliver profitable growth.

In China, through our joint venture with COFCO Limited (“COFCO”), we are ranked second in terms of total premium among twenty-six foreign insurers in China according to China Insurance Regulatory Commission. We currently have a presence in nine provinces, with a total of 39 city branches. Our “10x10x10 strategy” aims to achieve 10% market share in 10 major provinces by 2010 through continued expansion of existing and new distribution channels and the launch of new branches throughout China.

In India, we operate in partnership with the Dabur Group through an associate, Aviva Life Insurance Company India Limited. We currently rank eleventh among the private life insurance companies in India based on weighted premium income as at 31 December 2008, according to the Insurance Regulatory and Development Authority (“IRDA”) and we aim to gain a position amongst the top five of foreign insurers by building on existing distribution channels.

In Sri Lanka, we own a 51% stake in Eagle Insurance (“Eagle”). Eagle is ranked the third largest life insurer and fifth largest general insurer in the country, as based on gross written premiums in 2007 according to the Insurance Board of Sri Lanka. In August 2007, Eagle entered into its third bancassurance agreement, with Sampath Bank, gaining access to almost 1 million potential new customers. In Sri Lanka, we aim for profitable growth in both our life and non-life businesses.

In July 2007, we entered the Malaysian market through the acquisition of a 49% stake in two of CIMB Group’s subsidiaries, Commerce Life Assurance Berhad and Commerce Takaful Berhad who have entered into bancassurance agreements with another CIMB Group subsidiary, CIMB Bank. This has provided Aviva access to over 4 million potential new customers as well as introducing Takaful insurance to the Aviva group.

In 2007, Aviva formed a long-term insurance joint venture, First-Aviva, with First Financial Holdings Company (“FFHC”) in Taiwan. First-Aviva, in which we have a 49% shareholding, started operations in early 2008 and distributes long-term insurance and savings products through a bancassurance agreement with FFHC’s flagship subsidiary, First Commercial Bank, which is Taiwan’s second largest bank network in terms of number of branches according to the Financial Supervisory Commission.

In April 2008, we entered the South Korean long-term insurance market by acquiring a stake in LIG Insurance Company Ltd through a partnership formed with Woori Finance Holdings Company Ltd.

Our businesses in Malaysia, Taiwan and South Korea are relatively new businesses, and at present our main strategic focus is to leverage the relationships with our key banking partners in each of the markets in order to increase our customer base.

Market

We believe that the fundamentals of the Asian markets remain attractive. The low insurance penetration in most countries, ageing populations and relatively higher GDP growth indicate that prospects for continued growth in the long-term insurance and savings industry are good. The economic forecasts from Asia Development Bank predict GDP growth for the region of 5.8% in 2009.

 In our view, the strong outlook for the region is attracting a growing number of new insurers and some existing local insurers are developing wider regional ambitions, resulting in greater competitive pressure throughout the region.

Products

Our Asian businesses generally offer a range of protection, bonds and savings and pension products including universal life, participating life, unit-linked single premium life insurance, other savings and pensions products and a range of accident and health insurance products.

In Singapore, we offer access to a wide range of funds through Navigator, a wrap administration platform which allows investors to plan, choose, manage and track their investments easily and more effectively.

Distribution

We operate a multi-distribution strategy in Asia, with particular strength in bancassurance, and aim to continue to harness the benefits of multi-distribution in all of our markets as we expect the regionally dominant agency sales force model to decline in the region over coming years as markets mature.

Aviva Singapore has a multi-channel distribution strategy building on the core bancassurance relationship with DBS Bank and an expanding network of IFAs.  We believe that our U.K. and Australia expertise have helped grow this network.

In Hong Kong, we distribute the majority of our products through bancassurance and IFAs.

In China, India, Malaysia, Taiwan and South Korea bancassurance is the main distribution method. However, direct sales forces are growing in importance for our businesses in China and India.

Australia

For a discussion of the sale of our Australian business, which completed on 1 October 2009, see Item 5, “Operating and Financial Review and Prospects – Recent Developments”.

Business overview and strategy

Aviva Australia (prior to the sale on 1 October 2009) provided investment and compulsory pensions (superannuation) products through our Navigator platform and protection insurance business. We had a 4.5% market share by funds under administration as at 30 September 2008 according to Morningstar Market Share Report in the platform market and a 4.9% market share in the protection market as at 30 September 2008 according to Plan for Life.  Our platform, Navigator, was ranked second in the platform rankings for overall product offering according to the Investment Trends Platform Report from February 2008.

Market

Australia had the fourth largest investment fund asset pool in the world and the largest in Asia Pacific in 2007 according to Axiss Australia (a division of Australia's inward investment agency, Invest Australia).

The Australian protection market has experienced strong growth since 2002. Distribution is dominated by IFAs, in addition to smaller but faster growing platform, broker and direct channels.

Products

In Australia, prior to the sale of our Australian business, Aviva provided pensions (superannuation), protection and savings products. These products were aimed at the retail customer and employer-sponsored superannuation plans. They were primarily distributed through financial advisers.

Aviva's range of protection products included life insurance, total and permanent disability insurance, critical illness insurance products.

Aviva’s portfolio administration service, known as Navigator, provided research and software services for financial advisers and investors.  The following products were available through Navigator: personal investment and retirement plans, direct shares, margin lending, corporate superannuation and wealth protection.

Distribution

We distributed protection insurance in Australia through all major channels with a predominant focus on the IFA channel

Aviva Investors

Business overview and strategy

Aviva Investors was set up in 2008 to combine major fund management components of the Aviva group into a single global fund management business. We have £236 billion in assets under management as at 31 December 2008, combined with a broad range of expert investment skills and experience around the world. We manage both internal funds for our long-term insurance and savings, and general insurance operations and external retail and institutional funds.  We provide these services across most of our geographic operating segments, with services in 15 countries around the world, including the U.K., the U.S., Canada, France, Ireland, Poland, China and Australia.

Aviva Investors provides investment management services to a broad range of client types. Our largest client group are the long-term insurance and savings, and general insurance businesses of Aviva plc. For these clients we provide bespoke asset management services, across a broad spectrum of asset classes. We work extremely closely with these clients to develop tailored solutions to their policyholder needs.

Our distribution model to external clients is a business-to-business model, and this is consistent across all regions. We provide both bespoke segregated solutions for larger clients or offer access to a variety of fund ranges. Our target clients for the larger segregated solutions tend to be large pension schemes and large financial institutions such as insurance companies and banks.

Our strategy is to grow by capitalising on our existing strengths and growing in key capabilities where there are gaps in what we want to offer.  Our aim is to build a client-centric business that is among the best in our chosen asset classes and markets and in line with our strategic priority to build a global fund management operation.

Market and competition

Following the creation of Aviva Investors, we consider our competitor peer group to include large-scale global asset managers such as those owned by Blackrock, AXA (which includes AXA Investment Managers, Alliance Bernstein, AXA Rosenberg) and Allianz (which includes PIMCO, RCM, Nicholas Applegate).

In addition, we continue to look at U.K.-based providers who have significant overseas operations, including both insurance-owned players such as Standard Life Investments and the combined asset management businesses of Prudential plc, as well as independent, listed managers like Schroders and Aberdeen Asset Management.

Where appropriate, we also look at other managers with a strong presence in the U.K. institutional and retail markets such as F&C Asset Management, Henderson Global Investors, Jupiter Asset Management and Threadneedle. These managers also have non-U.K. operations, particularly in Europe.

Key identified competitive factors for Aviva Investors include:

▪	Investment performance

▪	Brand

▪	Client service

▪	Scale

▪	Global product breadth and distribution reach

▪	Capabilities to provide solutions

Products

Our product range is broad and covers most asset classes. In Europe we have a range of SICAVs (domiciled in France, Luxembourg, Romania and Poland). These funds cover all key asset classes and normally have different share classes depending on the size and type of investor. Our normal distribution model for these funds focuses on wholesale distributors, asset allocators and smaller institutional investors.

In the U.K., we supply products to the U.K. retail and wholesale markets. These funds are mostly "owned" by U.K. Life with Aviva Investors as investment manager, although we have a small number of funds registered in the Aviva Investors name. These funds are promoted to investors via IFAs, fund platforms, supermarkets, and discretionary asset managers. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.

We manufacture hedge funds in the U.K., U.S. and Poland. These funds are generally registered offshore and are primarily sold to the hedge funds industry, although we do also promote single strategy funds to institutional clients, family offices and wealth managers. The asset classes include fixed interest, multi asset, convertibles and equities.

We also have an expanding range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to highly leverage growth funds. These funds address the U.K., European and Asian markets.

In Australia, we have a range of unit trusts that are primarily marketed to retail clients through the Navigator platform. This platform enables investors to select from a range of funds, not just those manufactured by Aviva Investors. The funds we manufacture are primarily equity related funds with an Australian and Asian focus.

We also have four Dublin domiciled money market funds addressing the sterling and Euro money market segments. These funds are sold by a specialist sales team based in London and target corporate treasury functions.

Asset Classes

Aviva Investors offers a wide range of investment solutions across all asset classes and in all significant financial centres worldwide. Where we do not directly manage assets, we believe we have the skills and experience to select the right third-party asset managers to complement our own products.

Our investment capabilities, products and services comprise:

■	Alternatives - We offer a range of alternative investment products from private equity fund of funds to hedge funds.

■	Equities

■
Fixed Income - Our Fixed Income teams cover the complete product set: UK government securities, liquidity products, corporate bonds, European and global sovereigns, index-linked bonds, emerging markets (hard and local currency debt) and high-yield instruments.

■	Global Investment Solutions - Our new Global Investment Solutions team constructs client solutions across markets.

■	Real Estate - We offer funds specific to property assets in the U.K., Europe and Asia, in addition to a Global fund, client-specific segregated funds and a multi-manager service.

General Insurance and Health Claims Reserves

Provisions for outstanding claims

We establish provisions for outstanding claims to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (“LAE”) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.

Delays occur in the notification and settlement of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Additionally, we are required by applicable insurance laws and regulations, and generally accepted accounting principles, to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses from our insurance operations.  The reserves for general insurance and health are based on information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Discount rate		Mean term of liabilities
Class	2008	2007	2008	2007
Netherlands Permanent health and injury	3.82%	3.87%	7 years	8 years
Reinsured London Market business	3.56%	5.00%	8 years	8 years
Latent claims	1.17% to 3.92%	4.51% to 5.21%	9 years to 15 years	9 years to 15 years

The gross outstanding claims provisions before discounting were £15,061 million (2007: £13,439 million) and after discounting were £14,360 (2007: £12,941 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 9 and 15 years depending on the geographical region. The sharp decline in interest rates in the second half of 2008 has resulted in an increase in the net discounted provision of £94 million.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2008 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country.

The adequacy of loss reserves is assessed and reported locally and also aggregated and reported to the Chief Financial Officer quarterly.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see Item 18, “Financial Statements – Note 33 – Insurance liabilities”.  The effect on profit of changes in the main assumptions for the general insurance and health business is provided under Item 18, “Financial Statements – Note 37 – Effect of changes in assumption and estimates during the year”.

Reinsurance

We reinsure a portion of the risks we underwrite to control our exposure to losses and stabilise earnings.  We use reinsurance to help reduce the financial impact of large or unusually hazardous risks and to manage the volatility of our earnings.

Our reinsurance strategy is to purchase reinsurance in the most cost-effective manner from reinsurers who meet our established security standards. The level of reinsurance sought is determined by using extensive financial modelling and analysis to ensure we understand the large or unusually hazardous risks and to ensure we get maximum benefit for the cost of the reinsurance cover provided.

At 31 December 2008, the total reinsurance asset recoverable was £7,894 million, representing 2.8% of the total gross technical provisions of £283,811 million.  In respect of premium income written during 2008, £1,841 million was ceded to reinsurers, representing 5.1% of the total gross written premium of £36,206 million.

The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. Exposures are monitored on a regular basis and the Credit Approvals Committee has a monitoring role over this risk.  Reinsurers used typically have an AM Best rating of A or higher.

Our largest reinsurance counterparty is Muenchener Rueckversicherungs AG (including subsidiaries). At 31 December 2008 the amount ceded to Muenchener Rueckversicherungs AG was £1,693 million out of the total reinsurance asset recoverable of £7,894 million. Through the reinsurance of our London Market business, we also have significant exposure to Berkshire Hathaway Group and its subsidiaries. At 31 December 2008 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £980 million out of the total reinsurance asset recoverable of £7,894 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

In the event of a catastrophic event, the counterparty exposure to a single reinsurer is estimated not to exceed 3.3% of shareholders’ equity.

For additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk, see Item 18, “Financial Statements – Note 50 – Risk management”.  For information on our reinsurance assets, see Item 18 “Financial Statements – Note 36 – Reinsurance Assets”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property and casualty reserves that we established in 2000 and subsequent years.

The top line of the tables shows the reserves for unpaid losses and LAE as at each statement of financial position date.  These reserves are the estimated future payments to be made for losses and LAE in respect of claims occurring in that year and all prior years.

The “Paid (cumulative)” data represents the cumulative amounts paid as at each subsequent year end against the reserves for losses and LAE held at each statement of financial position date.  The “Reserve re-estimated” shows the re-estimate of the reserves, as initially recorded at each statement of financial position date, as at each subsequent year end.  The re-estimated reserve changes as a greater proportion of the actual losses for which the initial reserves were set up are paid and more information becomes known about those claims still outstanding.

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2008.  Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date.  Therefore, the year-end balances in the tables should not be added, as they include amounts in respect of both the current and prior years.

In our non-U.K. property and casualty operations, reserves are established and monitored in the local currency in which the property and casualty entity operates.  For the purpose of the tables, claims reserves and payments with respect to each year are translated into pounds sterling at the rates that applied when the initial reserves on the statement of financial position for each year were established.  The only exception to this is reserves established in currencies other than an operation’s local currency, for which claims reserves are converted to pounds sterling at year-end exchange rates and claims payments are converted at the average of the exchange rates that applied during the relevant year.

All of our property and casualty claims reserves are included in the tables, except those in respect of property and casualty operations disposed of during the period 2000 to 2002.  During this period we disposed of our property and casualty operations in the U.S., Australia, New Zealand, South Africa, Germany, Belgium and Spain, and disposed of part of our property and casualty operations in France and Poland. The development of the loss reserves of these property and casualty businesses has been excluded from the tables as we did not retain any economic interest in, or liabilities relating to, these operations subsequent to the sale. In addition, management is not responsible for estimating the loss reserves for these operations that are no longer a part of our group.

The most significant disposal was our U.S. property and casualty operations which at 1 June 2001, the date of disposal, had net assets of £3,126 million.  Net loss reserves for these U.S. operations at 31 December 2000 were £3,120 million (unaudited).  The net loss on sale after tax was £911 million, as previously reported on the basis of U.K. GAAP.  Following an extensive sale process, the Group agreed to the disposal at lower than book value in furtherance of its strategy at the time to achieve profitable growth in the long-term savings and asset management businesses and to withdraw from lines of business or markets that do not offer the potential for market leadership or superior returns.  The Group achieved at that price a clean-cut exit in which it would not bear any residual liability for claims in the U.S. property and casualty operations, particularly given the trend of long-tail liabilities in the U.S. market at the time.

All other dispositions (other than Australia and New Zealand) during the period from 2000 to 2002 were insignificant and had net assets on disposal of less than £140 million, and our property and casualty business in Australia and New Zealand had net assets of £293 million on disposal in October 2002.

The following table presents our consolidated loss development before reinsurance of reserves measured on an IFRS basis for the last nine financial years.

	As at 31 December
	2000(1)	2001(1)	2002(1)	2003	2004	2005	2006	2007	2008
	(In £ millions)
Initial net reserves per statement of financial position	8,778	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,594
Effect of discounting	20	19	71	119	196	204	223	216	447
Initial net reserves for unpaid losses and LAE	8,798	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041
Initial retroceded reserves	2,205	2,775	2,374	2,626	2,316	2,159	2,050	1,946	2,020
Initial gross reserves for unpaid losses and LAE	11,003	11,284	11,171	12,372	12,800	13,136	13,061	13,439	15,061

Paid (cumulative) as of:
One year later	4,005	3,587	3,449	3,254	3,361	3,327	3,433	4,017
Two years later	5,957	5,549	5,276	5,097	4,977	4,925	5,053
Three years later	7,414	6,944	6,651	6,290	6,116	6,111
Four years later	8,434	8,013	7,456	7,146	6,950
Five years later	9,255	8,593	8,002	7,793
Six years later	9,691	8,992	8,481
Seven years later	9,997	9,376
Eight years later	10,317

Reserve re-estimated as of:
One year later	11,945	11,510	12,000	12,218	12,600	12,667	12,146	13,349
Two years later	12,011	12,230	12,059	12,341	12,290	11,992	12,114
Three years later	12,729	12,376	12,226	12,216	11,736	12,007
Four years later	12,850	12,569	12,186	11,855	11,882
Five years later	13,088	12,580	11,932	12,171
Six years later	13,173	12,412	12,333
Seven years later	13,052	12,882
Eight years later	13,570

Cumulative redundancy/(deficiency)	(2,567)	(1,598)	(1,162)	201	918	1,129	947	90

(1) Excluding disposals that took place in 2000, 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated gross loss development for the last eight individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last nine financial years above, are provided in Item 18, “Financial Statements – Note 33 – Insurance liabilities”.

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last nine financial years.

	As at 31 December
	2000(1)	2001(1)	2002(1)	2003	2004	2005	2006	2007	2008
	(In £ millions)
Initial net reserves per statement of financial position	8,778	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,587
Effect of discounting	20	19	71	119	196	204	223	216	454
Initial net reserves for unpaid losses and LAE	8,798	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041

Paid (cumulative) as of:
One year later	3,402	2,970	2,964	2,968	3,050	3,030	3,221	3,783
Two years later	4,809	4,521	4,547	4,558	4,414	4,452	4,674
Three years later	5,922	5,697	5,692	5,585	5,402	5,476
Four years later	6,773	6,558	6,339	6,299	6,084
Five years later	7,437	6,978	6,778	6,801
Six years later	7,752	7,294	7,119
Seven years later	8,000	7,549
Eight years later	8,204

Reserve re-estimated as of:
One year later	8,883	8,714	9,104	9,779	10,216	10,368	10,115	11,334
Two years later	8,953	9,029	9,261	9,836	9,765	9,728	10,055
Three years later	9,282	9,226	9,366	9,569	9,256	9,733
Four years later	9,471	9,350	9,194	9,262	9,400
Five years later	9,640	9,239	8,984	9,577
Six years later	9,594	9,089	9,382
Seven years later	9,490	9,558
Eight years later	10,016

Cumulative redundancy/(deficiency)	(1,218)	(1,049)	(585)	169	1,084	1,244	956	159

(1) Excluding disposals that took place in 2000, 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated loss development, net of reinsurance, for the last eight individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last nine financial years above, are provided in Item 18, “Financial Statements – Note 33 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2008 were £1,019 million (2007: £323 million). The movement in the year reflects exceptional strengthening of provisions by £668 million due to the increased market trend in mesothelioma claim notifications, other strengthening of £16 million (2007: £20 million), foreign exchange rate movements and timing differences between claim payments and reinsurance recoveries.

Our estimation of latent claims reserves was revised in 2008 to reflect increasing market trends observed in mesothelioma claims. Mesothelioma is a form of cancer that is typically caused by asbestos exposure. The majority of our latent claims reserves relate to mesothelioma based risks in the U.K. The Institute of Actuaries’ Asbestos Working Party report in 2008 contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims has been fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million in claims reserves comprises £668 million on an undiscounted basis and discounting of £364 million. While this is a significant change, it should be noted that this reflects the long-term impact of the settlement of latent claims currently running at £30 million per annum, of which £25 million relates to mesothelioma. The number of claims is currently predicted to rise slightly in the period to 2015 and then diminish slowly over the next 30 years to 2045.

Much of the increase in 2001 and 2002 initial reserves shown above relates to asbestos liabilities. During 2002 and 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2003 to 2008 shown above.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves we established in 2006 and subsequent years.  The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs.  Litigation costs in relation to these claims are also included in the tables.  Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included, as our exposure is not material.

We have exposure to liabilities for asbestos-related and environmental pollution (or A&E) claims arising from the sale of commercial liability and multi-peril policies prior to 1987.  After 1987 policy terms and conditions in many cases excluded these types of claims, thereby considerably reducing our potential for loss.

Reserving for A&E claims is subject to many uncertainties, such as very long reporting delays, unresolved legal issues and the number and identity of insureds, and these uncertainties are generally much greater than those present on other types of claims.  As a result, traditional loss reserving techniques cannot be entirely relied upon. We therefore employ special techniques to determine reserves using all available information.  However, new legislation or legal precedents could result in ultimate outstanding losses being adversely affected in future periods.

A large proportion of our gross A&E liabilities relate to the London Market business we wrote and are therefore covered by our reinsurance with National Indemnity.  As of 31 December 2000, management of these claims transferred to Berkshire Hathaway. Our net A&E reserves mainly relate to asbestos production and handling in various jurisdictions, including the United Kingdom, Canada, Ireland, the Netherlands and Australia.

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

	As at 31 December
	2006	2007	2008
	(In £ millions)

Initial net reserves per statement of financial position	180	197	641
Effect of discounting	132	126	378
Initial net reserves for unpaid losses and LAE	312	323	1,019
Initial retroceded reserves	1,104	961	975
Initial gross reserves for unpaid losses and LAE	1,416	1,284	1,994

Paid (cumulative) as of:
One year later	53	45
Two years later	97

Reserve re-estimated as of:
One year later	1,327	2,007
Two years later	2,044

Cumulative (deficiency)	(629)	(723)

The following table presents the development of our asbestos and environmental reserves after reinsurance measured on an IFRS basis.

	As at 31 December
	2006	2007	2008
	(In £ millions)

Initial net reserves per statement of financial position	180	197	641
Effect of discounting	132	126	378
Initial net reserves for unpaid losses and LAE	312	323	1,019

Paid (cumulative) as of:
One year later	19	15
Two years later	33

Reserve re-estimated as of:
One year later	331	1,006
Two years later	1,010

Cumulative (deficiency)	(698)	(683)

Investments

We invest our policyholders’ funds and our own funds in order to generate a return for both policyholders and shareholders.  The financial strength of our group and both our current and future operating results and financial performance are, therefore, in part dependent on the quality and performance of our investment portfolios in our U.K., continental European, North America and Asia Pacific operations.

For additional information on our financial investments, see Item 18, “Financial Statements – Note 19 – Financial investments”. For a quantitative analysis of funds under management by Aviva and third party fund managers, see Item 18, “Financial Statements – Note 52 – Assets under management”.

Investment strategy

Our investment portfolio supports a range of businesses operating in a number of geographical locations.  Our aim is to match the investments held to support a line of business to the nature of the underlying liabilities, while at the same time considering local regulatory requirements, the level of risk inherent within different investments, and the desire to generate superior investment returns, where compatible with this stated strategy and risk appetite.

Long-term insurance and savings business

As stated above, we aim to optimise investment returns while ensuring that sufficient assets are held to meet future liabilities and regulatory requirements.  As different types of life insurance business vary in their cash flows and in the expectations placed upon them by policyholders, we need to hold different types of investment to meet these different cash flows and expectations.

The U.K. with-profits business is comprised largely of long-term contracts with some guaranteed payments.  We are therefore able to invest a significant proportion of the funds supporting this business in equities and real estate. This is because the long-term nature of these contracts allows us to take advantage of the long-term growth potential within these classes of assets, while the level of guaranteed payments is managed to mitigate the level of risk that we bear in relation to the volatility of these classes of assets.

Annuities and non-participating contracts, on the other hand, have a high level of guaranteed future payments.  We endeavour to match the investments held against these types of business to future cash flows.  We therefore have a policy of generally holding fixed income securities and mortgage loans with appropriate maturity dates.

With unit-linked business, the primary objective is to maximise investment returns, subject to following an investment policy consistent with the representations that we have made to our unit-linked product policyholders.

General insurance and health business

The general insurance and health business is comprised of shorter-term liabilities than the long-term insurance business. Furthermore, all the risk attaching to the investments is borne by our shareholders. As a result, the investment portfolio held to cover general insurance liabilities contains a higher proportion of fixed-income securities than the portfolio held to cover life insurance liabilities.

Property partnerships

As part of their investment strategy, the U.K. and certain European policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of Item 18, “Financial Statements – Accounting policies – (C) Consolidation principles”. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, these are all in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or in the Unallocated Divisible Surplus (“UDS”).

Analysis of financial investments

We distinguish between policyholder, participating fund and shareholder investments, which are terms used to reflect the differing exposure to investment gains and losses.  Policyholder assets are connected to our unit-linked business, where the policyholder bears the investment risk on the assets in the unit-linked funds.  Our exposure to loss on policyholder assets is limited to the extent that income arising from asset management charges is based on the value of assets in the funds. Participating fund assets related to some of our insurance and investment contracts which contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits.  Our exposure to investment losses on participating funds is generally limited to our participation in the fund.  Shareholder assets are other assets held within our long-term businesses that are not backing unit-linked liabilities or participating funds. Investments held at 30 June 2009, 31 December 2008 and 31 December 2007 are analysed below:

At 31 December 2008	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m

Investment property	4,126	7,555	2,745	14,426	–	14,426
Loans	1,799	8,702	31,736	42,237	–	42,237
Financial investments
Debt securities	19,596	79,566	51,572	150,734	(336)	150,398
Equity securities	23,840	13,817	5,754	43,411	(60)	43,351
Other investments	23,632	9,443	3,436	36,511	–	36,511
Total	72,993	119,083	95,243	287,319	(396)	286,923
Total %	25.4%	41.5%	33.1%
At 30 June 2009	68,045	109,441	88,017	265,503	(2,021)	263,482
At 30 June 2009%	25.6%	41.2%	33.2%
31 December 2007	76,025	112,136	80,263	268,424	–	268,424
31 December 2007%	28.3%	41.8%	29.9%

As the table indicates, 33% of total investments can be directly attributed to shareholders.  The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of investment property, equities, and other investments (e.g., unit trusts), reflecting the underlying investment mandates.

Financial investment balances included in the remainder of this disclosure include financial investments of operations classified as held for sale.

Measurement basis

We carry investments on our statement of financial position at either fair value or amortised cost. As shown in the table below, at 30 June 2009 93% of the group’s total investments were carried at fair value on the statement of financial position.

At 31 December 2008	Fair value £m	Amortised cost £m	31 December 2008 Total £m	Fair value £m	Amortised cost £m	30 June 2009 Total £m
Investment property	14,426	–	14,426	12,218	–	12,218
Loans	21,468	20,769	42,237	19,556	20,178	39,734
Financial investments
Debt securities	150,734	–	150,734	146,994	–	146,994
Equity securities	43,411	–	43,411	36,504	–	36,504
Other investments	36,511	–	36,511	30,053	–	30,053
Total	266,550	20,769	287,319	245,325	20,178	265,503
Total %	92.8%	7.2%		92.4%	7.6%
At 30 June 2008				248,019	18,602	266,621
At 30 June 2008%				93.0%	7.0%
At 31 December 2007	251,088	17,653	268,741
At 31 December 2007%	93.4%	6.6%

For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see Item 18, “Financial Statements – Note 19 – Financial investments”.  For disclosure regarding the valuation techniques used for investments and the duration of unrealised losses and percentage loss position for investments classified as available-for-sale, see Item 5, “Operating and Financial Review and Prospects—IFRS Critical Accounting Policies”.

Debt securities

We grade debt securities according to current external credit ratings issued. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor’s, Moody’s and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as “non-rated”.

For the tables below we have used the standard Standard & Poor’s rating classifications. Investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as speculative grade. Where we use a rating provided by Moody’s or Fitch, we have expressed it as the Standard & Poor’s equivalent rating. For example, we consider Standard & Poor’s rating of AA (very strong) to be equivalent to Moody’s rating of Aa (excellent) and Fitch’s rating of AA (very strong).

Despite the increase in downgrade activity by the major rating agencies during 2008, debt securities with a credit rating of A or above at 31 December 2008 represented 86.3% of total holdings (2007: 86.7%). Approximately 38% of total debt security holdings were in government bonds and 40% of holdings were in corporate bonds with a credit rating of A or above, as of 31 December 2008.

“Wrapped credit” is credit exposure that has been insured with monoline insurers to achieve a better credit rating. The monoline insurers suffered downgrades during 2008 and this is reflected in the analysis that follows. The exposure is diversified across several monolines and the underlying bonds are diversified across many different counterparties. In general, we are a long-term holder of this debt, although we continue to review our holdings with reference to the underlying quality and prospects.

The majority of the residential mortgage-backed securities (“RMBS”) are U.S. investments and almost 70% of the total exposure is backed by the U.S. Government-sponsored entities (“GSEs”) Fannie Mae and Freddie Mac. Under the conservatorship arrangements with the U.S. Government implemented in September 2008, these securities have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government. The majority of the remaining U.S. RMBS are backed by fixed-rate loans that originated in 2005 or before.

At 31 December 2008, our exposure to sub-prime debt securities was limited to £39 million, and our exposure to collaterised debt obligations (“CDO”) and collaterised loan obligations (“CLO”) was limited to £270 million. Investments in structured assets (excluding agency RMBS that are backed by GSEs) were £9,036 million, representing less than 6% of total debt securities.

The vast majority of the corporate bonds that are not rated represent private placements and corporate bond investments made via unit trusts, where a “look-through” to the underlying securities has been performed. The private placements are U.S. investments which are not rated by the major rating agencies but are rated an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners (“NAIC”), a U.S. association of state insurance regulators.

Excluding the private placements that are rated an average A– by the NAIC, the exposure that is not rated by a major rating agency is less than 3% of total debt securities.

Almost half of the debt securities rated less than BBB are held by our U.S. business. Of these debt securities 61% are rated BB, while only 6%, amounting to £62 million, are rated below B.

Debt securities analysed by credit rating and sector

Total debt securities analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Total					Ratings
At 31 December 2008	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m

Government
UK government	18,776	19	59	–	–	–	18,854
UK local authorities	–	17	–	–	–	–	17
Non-UK government	21,672	8,114	9,147	401	274	1,186	40,794
	40,448	8,150	9,206	401	274	1,186	59,665
Corporate
Public Utilities	2,093	432	1,996	890	84	39	5,534
Convertibles and bonds with warrants	13	65	419	209	78	71	855
Other corporate bonds	14,836	14,628	26,197	10,829	1,727	3,057	71,274
	16,942	15,125	28,612	11,928	1,889	3,167	77,663
Certificates of deposits	362	524	404	3	–	18	1,311
Structured
RMBS non-agency sub-prime	22	12	1	3	1	–	39
RMBS non-agency ALT A	190	–	–	–	13	5	208
RMBS non-agency prime	1,192	53	31	24	–	140	1,440
RMBS agency	3,059	–	–	–	–	–	3,059
	4,463	65	32	27	14	145	4,746
CMBS(1)	1,427	148	61	31	8	–	1,675
ABS(2)	1,025	202	323	240	3	307	2,100
CDO (including CLO)	120	27	56	11	3	53	270
ABCP(3)	1,014	–	–	–	–	–	1,014
ABFRN(4)	17	1	–	14	–	–	32
	3,603	378	440	296	14	360	5,091
Wrapped credit	231	156	164	67	–	–	618
Other	249	54	450	28	6	853	1,640
Total	66,298	24,452	39,308	12,750	2,197	5,729	150,734
Total %	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%
31 December 2007	54,783	23,362	27,131	9,831	1,269	5,135	121,511
31 December 2007%	45.1%	19.2%	22.3%	8.1%	1.0%	4.2%

1.  CMBS – Commercial Mortgage Backed Security
2.  ABS – Asset Backed Security
3.  ABCP – Asset backed commercial paper
4.  ABFRN – Asset backed floating rate notes

Debt securities, for which policyholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Policyholders assets					Ratings
At 31 December 2008	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m

Government
UK government	5,050	19	–	–	–	–	5,069
UK local authorities	–	–	–	–	–	–	–
Non-UK government	1,412	887	1,286	99	7	237	3,928
	6,462	906	1,286	99	7	237	8,997
Corporate
Public Utilities	8	7	18	7	1	1	42
Convertibles and bonds with warrants	–	–	–	2	1	–	3
Other corporate bonds	990	2,114	4,536	768	14	732	9,154
	998	2,121	4,554	777	16	733	9,199
Certificates of deposits	106	148	7	–	–	8	269
Structured
RMBS non-agency sub-prime	9	1	–	–	–	–	10
RMBS non-agency ALT A	–	–	–	–	–	–	–
RMBS non-agency prime	274	19	3	1	–	3	300
RMBS agency	20	–	–	–	–	–	20
	303	20	3	1	–	3	330
CMBS	25	22	7	–	–	–	54
ABS	33	4	28	10	–	7	82
CDO (including CLO)	5	3	1	–	–	1	10
ABCP	482	–	–	–	–	–	482
ABFRN	12	1	–	11	–	–	24
	557	30	36	21	–	8	652
Wrapped credit	6	10	10	–	–	–	26
Other	102	–	2	6	3	10	123
Total	8,534	3,235	5,898	904	26	999	19,596
Total %	43.6%	16.5%	30.1%	4.6%	0.1%	5.1%
31 December 2007	7,188	3,279	5,462	540	74	825	17,368
31 December 2007%	41.4%	18.9%	31.5%	3.1%	0.4%	4.7%

Debt securities, for which participating funds carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Participating fund assets					Ratings
At 31 December 2008	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m

Government
UK government	12,068	–	57	–	–	–	12,125
UK local authorities	–	–	–	–	–	–	–
Non-UK government	12,504	3,910	5,311	254	199	67	22,245
	24,572	3,910	5,368	254	199	67	34,370
Corporate
Public Utilities	1,967	284	677	168	9	2	3,107
Convertibles and bonds with warrants	12	43	285	74	72	24	510
Other corporate bonds	10,808	9,012	12,905	4,667	706	357	38,455
	12,787	9,339	13,867	4,909	787	383	42,072
Certificates of deposits	70	337	390	–	–	–	797
Structured
RMBS non-agency sub-prime	7	11	–	–	–	–	18
RMBS non-agency ALT A	5	–	–	–	–	–	5
RMBS non-agency prime	404	15	5	–	–	–	424
RMBS agency	133	–	–	–	–	–	133
	549	26	5	–	–	–	580
CMBS	126	55	17	–	–	–	198
ABS	172	55	113	112	–	–	452
CDO (including CLO)	4	–	3	–	–	–	7
ABCP	286	–	–	–	–	–	286
ABFRN	3	–	–	2	–	–	5
	591	110	133	114	–	–	948
Wrapped credit	39	37	23	32	–	–	131
Other	50	7	8	1	–	602	668
Total	38,658	13,766	19,794	5,310	986	1,052	79,566
Total %	48.6%	17.3%	24.9%	6.7%	1.2%	1.3%
31 December 2007	30,939	12,289	13,032	3,968	227	1,094	61,549
31 December 2007%	50.3%	20.0%	21.2%	6.4%	0.4%	1.8%

Debt securities, for which shareholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Shareholder assets					Ratings
At 31 December 2008	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m

Government
UK government	1,658	–	2	–	–	–	1,660
UK local authorities	–	17	–	–	–	–	17
Non-UK government	7,756	3,317	2,550	48	68	882	14,621
	9,414	3,334	2,552	48	68	882	16,298
Corporate
Public Utilities	118	141	1,301	715	74	36	2,385
Convertibles and bonds with warrants	1	22	134	133	5	47	342
Other corporate bonds	3,038	3,502	8,756	5,394	1,007	1,968	23,665
	3,157	3,665	10,191	6,242	1,086	2,051	26,392
Certificates of Deposits	186	39	7	3	–	10	245
Structured
RMBS non-agency sub-prime	6	–	1	3	1	–	11
RMBS non-agency ALT A	185	–	–	–	13	5	203
RMBS non-agency prime	514	19	23	23	–	137	716
RMBS agency	2,906	–	–	–	–	–	2,906
	3,611	19	24	26	14	142	3,836
CMBS	1,276	71	37	31	8	–	1,423
ABS	820	143	182	118	3	300	1,566
CDO (including CLO)	111	24	52	11	3	52	253
ABCP	246	–	–	–	–	–	246
ABFRN	2	–	–	1	–	–	3
	2,455	238	271	161	14	352	3,491
Wrapped credit	186	109	131	35	–	–	461
Other	97	47	440	21	3	241	849
Total	19,106	7,451	13,616	6,536	1,185	3,678	51,572
Total %	37.0%	14.4%	26.5%	12.7%	2.3%	7.1%
31 December 2007	16,657	7,794	8,637	5,323	968	3,215	42,594
31 December 2007%	39.1%	18.3%	20.3%	12.5%	2.3%	7.5%

The table below summarises these disclosures, representing total assets (i.e. the sum of policyholder assets, participating fund assets and those assets to which the shareholder has credit exposure). In respect of the wrapped credit investments, the table also shows the credit rating of the underlying securities, i.e. without the guarantee, where this information is available.

Total assets

	Rating with Insurance Guarantee		Rating with Insurance Guarantee
	Fair Value £m	% of Total	Fair Value £m	% of Total
Wrapped Credit
AAA	231	37.4%	–	0.0%
AA	156	25.3%	14	2.3%
A	164	26.5%	68	11.0%
BBB	67	10.8%	254	41.1%
Less than BBB	–	0.0%	4	0.7%
Non-rated	–	0.0%	–	0.0%
Not available without insurance guarantee	–	0.0%	278	44.9%
Total Wrapped Credit	618	100.0%	618	100.0%

RMBS Agency
AAA	3,059	100.0%
Total RMBS Agency	3,059	100.0%

Credit rating analysis of shareholder debt securities - Update at 30 June 2009

Debt securities at 30 June 2009, for which shareholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Shareholder assets					Ratings
At 30 June 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m

Government
UK government	1,212	–	–	–	–	–	1,212
UK local authorities	3	9	–	–	–	–	12
Non-UK government	7,399	2,409	2,310	47	58	601	12,824
	8,614	2,418	2,310	47	58	601	14,048
Corporate
Public Utilities	105	132	1,308	755	59	39	2,398
Convertibles and bonds with warrants	–	21	110	124	27	1	283
Other corporate bonds	1,940	3,225	9,603	6,265	1,091	1,870	23,994
	2,045	3,378	11,021	7,144	1,177	1,910	26,675
Certificates of Deposits	191	4	–	1	–	11	207
Structured
RMBS non-agency sub-prime	2	–	1	2	1	–	6
RMBS non-agency ALT A	129	4	–	–	12	–	145
RMBS non-agency prime	313	12	24	28	1	277	655
RMBS agency	2,458	–	–	–	–	–	2,458
	2,902	16	25	30	14	277	3,264
CMBS	1,368	59	30	36	14	–	1,507
ABS	856	121	164	86	5	271	1,503
CDO (including CLO)	77	10	68	8	18	50	231
ABCP	175	–	–	–	–	–	175
ABFRN	1	–	–	1	–	–	2
	2,477	190	262	131	37	321	3,418
Wrapped credit	141	51	95	79	–	6	372
Other	75	7	305	42	5	241	675
Total	16,445	6,064	14,018	7,474	1,291	3,367	48,659
Total %	33.8%	12.4%	28.8%	15.4%	2.7%	6.9%
30 June 2008	19,099	7,479	13,618	6,536	1,185	3,673	51,590
30 June 2008%	37.0%	14.5%	26.4%	12.7%	2.3%	7.1%

At 30 June 2009, the overall quality of shareholder debt securities remained strong and has been maintained, despite the continuing downgrade activity by the major rating agencies during the first half of 2009, by taking opportunities to move into higher quality assets. Nearly 29% of shareholder exposure to debt security holdings is in government bonds. A further 55% of holdings are in corporate bonds with an average rating of A.

Equity securities

The table below analyses our investments in equity securities by sector:

At 31 December 2008	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public Utilities	1,829	2,065	40	3,934
Banks, trusts and insurance companies	3,994	1,937	1,927	7,858
Industrial miscellaneous and all other	17,919	9,641	3,619	31,179
Non-redeemable preferred shares	98	174	168	440
Total	23,840	13,817	5,754	43,411
Total %	54.9%	31.8%	13.3%
31 December 2007	30,318	22,826	5,685	58,829
31 December 2007%	51.5%	38.8%	9.7%

At 31 December 2008, shareholder investment in equity securities amounted to £5,754 million, of which 76% related to our business in Netherlands, 17% our Italian business and 7% other businesses. The Italian equity holdings are held both directly by our Italian subsidiaries and by Group holding companies.

Of our £7,858 million exposure to equity investments in banks, trusts and insurance companies, £1,927 million relates to shareholder investments, which include £968 million strategic equity investments in our Italian bancassurance partners and £789 million equities held by our business in the Netherlands. The Italian equity investment include a £339 million strategic holding in Uncredit and holdings in other Italian banks of £348 million, net of minority interests of £238 million.

The remaining shareholder exposure to equity securities, other than banks, trusts and insurance companies, arises principally in our Netherlands business, amounting to 94% of the total exposure of £3,827 million.

Shareholder equity securities - Update to 30 June 2009

At 30 June 2009, shareholder investment in equity securities amounted to £5,322 million, representing 15% of total investments in equities. The reduction compared to 31 December 2008 is a result of reduced shareholder exposure to equity investments in banks, trusts and insurance companies in our Netherlands business.
Other investments

The table below analyses other investments by type:

At 31 December 2008	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	22,828	5,363	798	28,989
Derivative financial instruments	27	1,217	1,667	2,911
Deposits and credit institutions	105	8	833	946
Minority holdings in property management undertakings	148	759	62	969
Other	524	2,096	76	2,696
Total	23,632	9,443	3,436	36,511
Total %	64.7%	25.9%	9.4%
31 December 2007	22,292	11,362	2,846	36,500
31 December 2007%	61.1%	31.1%	7.8%

Regulation

Compliance

In our insurance business, matters may arise as a result of industry-wide issues, inspection visits or other regulatory activity requiring discussion and resolution with insurance industry regulators.  As a result of these matters, we ensure that procedures are in place to address regulatory concerns and that such procedures are properly planned, managed and resourced.  We pursue corrective action when necessary and report progress to the regulatory bodies in a timely manner.

Overview of regulation as it affects our business

Our principal insurance and investment operations are in the United Kingdom, Europe, North America and the Asia-Pacific region.  We are therefore subject to financial services regulation in these regions, which is discussed below.

United Kingdom

The Financial Services Authority

In the U.K., the Financial Services Authority (the “FSA”) is the single regulator for all authorised persons with respect to regulated activities in the financial services sector.  In this regard, the FSA is authorised to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of persons which the FSA has authorised to conduct such business ("Authorised Persons" or "Authorised Firms").

Under the Financial Services and Markets Act 2000 (“FSMA”), no person may carry on or purport to carry on a regulated activity by way of business in the U.K. unless he is an Authorised Person or an exempt person.  A firm which is granted permission by the FSA to carry on regulated activities becomes an Authorised Person for the purposes of FSMA.  “Regulated activities” are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include banking, insurance and investment business, stakeholder pension schemes, insurance mediation and certain mortgage mediation and lending activities.

Authorised Firms must at all times meet certain threshold conditions, which include having adequate resources for the carrying on of its business and being a fit and proper person, having regard to all the circumstances.  Authorised Firms must also comply with the FSA's Principles for Business, which are eleven high level principles for conducting financial services business in the U.K.  These include the maintenance of adequate systems and controls, treating customers fairly and communicating with customers in a manner that is clear, fair and not misleading.

The FSA’s Regulation of the Group

A number of the Group’s U.K. subsidiaries are directly authorised and regulated by the FSA.  The regulated subsidiaries include our insurance companies (e.g. the U.K. Life and U.K. General Insurance companies), asset managers (Aviva Investors) and intermediaries (U.K. Healthcare and RAC Motoring Services).  Aviva plc, although not directly authorised by the FSA, does itself come within the scope of regulation by virtue of being the ultimate insurance holding company in the Group.  In line with requirements under the Insurance Groups Directive, Group solvency returns are required to be prepared at Aviva plc level.

The FSA regime is built on the basic principle that a firm should have systems and controls, including risk management, which are appropriate to the size, complexity and diversity of its business.

Approved Persons and Controllers

The FSA regime is also predicated on the principle of senior management responsibility.  The directors and senior managers (excluding non-executive directors) holding positions of significant influence of each of the Group’s regulated entities are individually registered with the FSA under the “Approved Person” regime, and can be held directly accountable to the FSA for control failings in those firms. A number of senior managers at Group level have also been registered as Approved Persons against the regulated subsidiaries, even though they are neither directors nor senior managers of these firms.  This recognises that these managers exert significant influence over the regulated subsidiaries, because they are responsible for key parts of the Group’s control framework on which the regulated subsidiaries place reliance.

The FSA regulates from a legal entity perspective, even though we tend to operate within Regions by Business Unit.  However, the FSA also recognises, and indeed expects, that Aviva’s regulated subsidiaries operate within an overall framework of Group governance and controls.  Its rules expressly provide that any systems and controls which operate on a Group basis will be taken into account in determining the adequacy of a regulated subsidiary’s systems and controls.  The robustness of these Group controls, from the operation of the Aviva plc board and its committees down, is thus very much within its regulatory remit.

The FSA regulates the acquisition and increase of control over Authorised Firms.  Under FSMA, any person proposing to acquire control of or increase control over certain thresholds over an Authorised Firm must first obtain the consent of the FSA. The Authorised Firm must also inform the FSA of any such proposed acquisition or increase.  In considering whether to grant or withhold its approval to the acquisition or increase of control, the FSA must be satisfied both that the acquirer is a fit and proper person and that the interests of consumers would not be threatened by this acquisition or increase of control.

Control over a U.K. Authorised Firm ("A") is acquired if the acquirer holds 10% (or 20% if the Authorised Firm is an insurance intermediary) or more of the shares in A or a parent undertaking of A (“P”); is able to exercise significant influence over the management of A or P by virtue of his shareholding in that company; is entitled to exercise, or control the exercise, of 10% (20% in the case of an insurance intermediary) or more of the voting power of A or P, or is able to exercise significant influence over the management of A or P by virtue of his voting power in that company.  Increases in "control", once they reach thresholds of 20%, 33% and 50% of the shares or voting power of an Authorised Firm or one of its parent undertakings, also requires the consent of the FSA.

In order to determine whether a person or a group of persons is a "controller" for the purposes of FSMA, the holdings (shares or voting rights of the person and his "associate"), if any), are aggregated.

FSA Conduct of Business Rules

The FSA's Conduct of Business (“COB”) Rules apply to every Authorised Firm carrying on regulated activities and regulate the day to day conduct of business standards to be observed by Authorised Persons in carrying on regulated activities.

The COB Rules are principle based and the scope and range of obligations imposed on an Authorised Firm will vary according to the scope of its business and range of the Authorised Firm's clients.  Generally speaking, however, the obligations imposed on an Authorised Firm by the COB Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the Authorised Firm, meet certain standards of product disclosures (including fee and remuneration arrangements), ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, controls on the range and scope of advice given, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Day to Day Supervision

The FSA’s day to day supervision of Aviva is conducted by a dedicated team within its Major Retail Groups Division.  The FSA takes a risk based approach to its regulatory activity, concentrating its resources on those firms and activities which it assesses pose the greatest potential threats to its four statutory objectives of:

■	maintaining confidence in the financial system;
■	promoting public understanding of the financial system;
■	securing the appropriate degree of protection for consumers; and
■	reducing the extent to which it is possible for a business to be used for a purpose connected with financial crime.

Given our size, and the extent of our share of the U.K. retail market, a major issue within our business which causes concern for the FSA could have a very significant impact on these objectives.  The FSA therefore aspires to have a “close and continuous” relationship with us.  In practice, this means that a wide range of Group, Regional and U.K. Business Unit senior managers have regular scheduled ‘close and continuous’ meetings with the FSA, and other meetings and discussions on specific issues take place as the need occurs.  This adds up to weekly or even daily FSA interaction at both U.K. Business Unit and Group level, although contact at a Regional level would be less frequent.

The FSA also periodically conducts a formal ARROW review of Aviva (which stands for Advanced, Risk-Responsive Operating framework), to assess the level of risk that the Group poses to each of the FSA objectives.  The last full risk assessment was conducted in 2007 and the next full risk assessment is due to start in the first half of 2009.  The resulting risk mitigation programme (“RMP”) itemises those areas of potential risk or weakness where the FSA particularly wishes us to focus attention.  The risk assessment and RMP are updated on an on-going basis between each ARROW review.

Along with other firms in the insurance industry, our relationship with the FSA has recently gone through another significant stage in its development with the roll out of the individual capital assessment ‘ICA’ regime.  This is shifting emphasis from managing issues after the event to better assessing the adequacy of up front governance, risk management and prevention.  It has also increased focus on risk, controls and governance at individual entity level.

The FSA has highlighted in its 2008 Business Plan that it expects to examine the extent to which insurers have integrated their approach to risk and capital management. Accordingly it will be looking to see that material management decisions are made with due understanding of the risk and capital impacts and that reliance is placed on the modelling underlying the ICA assessment.

Outside of the U.K., each Aviva business is regulated by its own national regulator(s).  However, overseas operations are also within the remit of the FSA for two main reasons:

■
The structure of the Group means that the great majority of the overseas operations are owned, ultimately, by Aviva International Insurance (AII), a U.K. regulated insurance company.  In its regulation of AII, the FSA has a legitimate interest in the systems and controls by which the Group manages its overseas businesses, to ensure that financial shocks do not flow through to the U.K.

■
Our activities within the EU are subject to the Insurance Groups Directive (as discussed in more detail below).  This gives the FSA the additional formal responsibility of acting as lead regulator (i.e. the cross sector supervisory co-ordinator) for the Group within the EU.

The FSA therefore seeks to monitor the strategy and performance of the Group’s international businesses through regular ‘Close and Continuous’ meetings with the CEOs and Finance Directors of the overseas Regions.

The FSA aims to play a leading role in the development of both EU and international regulation. It is, in particular, at the vanguard of the movement towards risk based insurance regulation.  The FSA has increased its desire for a principles based approach to regulation. In line with this FSA continues to place increasing weight on the ‘Treating Customers Fairly’ principle.  More recently FSA has rewritten the conduct of business rules to remove many of the more granular requirements.

Intervention and Enforcement

The FSA has extensive powers to investigate and intervene in the affairs of Authorised Firms and is obliged under FSMA to monitor compliance with the requirements imposed by, and to enforce the provisions of, FSMA, related secondary legislation and the rules made thereunder.

The FSA's enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person's status.  The FSA may also vary or revoke an Authorised Firm's permission to protect the interests of consumers or potential consumers, or if the Authorised Firm has not engaged in regulated activity for twelve months, or if it is failing to meet the threshold conditions for authorisation.  The FSA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where persons have suffered loss.

In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under FSMA and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations.  The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

In December 2007, the FSA fined Norwich Union Life £1.26 million for not having effective policy administration systems and controls in place to protect customers’ confidential information and manage its financial crime risks. These failings resulted in a number of actual and attempted frauds by third parties outside of the Group against Norwich Union Life’s customers. The weaknesses in policy administration systems and controls identified have since been remedied and any losses incurred by policyholders reimbursed.

The Financial Services Compensation Scheme (“FSCS”)

The FSCS is intended to compensate individuals and small businesses for claims against an Authorised Firm where the Authorised Firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business).  Under a new funding system that started on 1 April 2008, for the purposes of funding FSCS compensation costs, the FSCS levy is split into five broad classes:

■	Deposits;

■	Long-term insurance and savings;

■	General insurance;

■	Investments; and

■	Home finance.

With the exception of the deposits class, each broad class is divided into two sub-classes based on provider/intermediation activities. Each of the "sub-classes" is made up of firms which are providers or intermediaries and engage in similar styles of business with similar types of customer.

The sub-classes are based on the activities a firm undertakes (and are aligned to their FSA permissions). A firm could be allocated to one or more sub-classes according to the activities that it undertakes. In the event of a failure of a market participant, the Authorised Firms in the Group could be required to make contributions to compensate investors.

Restrictions on Business

Under the FSA’s Handbook, an insurance company is restricted from carrying on any commercial business other than insurance business and activities directly arising from that business.  Therefore, the FSA authorised insurance companies in the Group are bound by this restriction.

Capital & Solvency Rules for Insurers

Under the FSA Handbook, a U.K. insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (the “MCR”).  Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the “ECR”).  The ECR is intended to provide a more risk responsive and “realistic” measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the FSA refers to as the “twin peaks” approach.  The two separate peaks are:

■	The requirement comprised by the mathematical reserves plus the “long term insurance capital requirement” (the “LTICR”), together known as the “regulatory peak”; and
■
A calculation of the “realistic” present value of the insurer’s expected future contractual liabilities together with projected “fair” discretionary bonuses to policyholders, plus a risk capital margin, together known as the “realistic peak”.

The regulatory peak implements the Solvency I Directives, the latter forming part of the European Commission’s efforts to achieve a single European market for financial services.  The LTICR is made up of several components, but in general is equal to approximately 4 percent of the mathematical reserves, although the formula varies according to the type of business written.

All insurers must also assess for themselves the amount of capital needed to back their business (“Individual Capital Assessments”).  If the FSA views the result of this assessment as insufficient, the FSA may draw up its own Individual Capital Guidance for the firm, which can be imposed as a requirement on the scope of the Authorised Firm’s permission.

Long term Assets and Liabilities

Where a U.K. insurer carries on life insurance business, then long term business assets and liabilities – namely those assets and liabilities relating to life and health insurance policies – must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in the FSA Handbook.  Only the “established surplus” – the excess of assets over liabilities in the long-term fund, as determined by actuarial investigation – may be transferred so as to be available for other purposes.  Restrictions also apply to the payment of dividends by the insurance company, as described below.  The rules in the FSA Handbook for insurers require the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Distribution of Profits and With-profits Business

For U.K. authorised life insurers carrying on with-profits business, the FSA’s rules requires that once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the “relevant minimum” (as defined in the FSA Handbook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed.  Calculation of the relevant minimum is based on the percentage of the relevant surplus previously allocated to eligible policyholders.

Reporting Requirements

Under the FSA Handbook, insurance companies must file with the FSA their audited annual accounts and statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function.  There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations such as claims payments to policyholders) of an insurance company.  For general insurance business, the return is also used to assess retrospectively the adequacy of the company's claims provisions.  The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year.  The directors must also certify that the company has completed its return to the FSA properly in accordance with the FSA's instructions and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the FSA Handbook.

U.K. Winding Up Rules

The general insolvency laws and regulations applicable to U.K. companies are modified in certain respects in relation to U.K. insurance companies, where direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding-up by the court or a creditors' voluntary winding up of the insurance company.  Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a U.K. court may, under section 311 of FSMA, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit.  Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures for securing the transfer of all or part of the business to another insurance company.

FSMA provides further protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts,  In carrying on the business, the liquidator may agree to the variation of any contracts of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

The European Union (“EU”)

In addition to its U.K. businesses Aviva is also currently active in 14 of the 27 EU member states through wholly owned subsidiary and joint venture companies.  These companies are subject to the laws and regulation of the EU member state in which they are based. However, as progress continues towards the creation of a single market in financial services, EU legislation will continue to have a significant influence on the legislative environment both in the U.K. and other EU markets.

The EU operates by promulgating Directives that must be implemented into local national legislation within each EU member country. Directives set the minimum standards for the appropriate national legislatures to meet, but leave it up the legislatures to decide just how they should be implemented. National governments are generally free to include restrictions in their laws beyond those required by a directive but may not pass laws that do not meet the minimum standard.  Directives are written at a fairly high level of detail and consequently implemented in more detail at national level according to the local legal system. Still higher levels of detail may be imposed through the rules and regulations of national regulators.  In the case of financial services businesses these rules can be extensive.

EU financial services regulation is based on the principle of ‘home country control’ under which the home country regulator is responsible for monitoring compliance with all applicable regulation. For life and non life insurance business the home country control principle was implemented through the Third Life and Non Life Directives during the mid 1990’s. This regime places the responsibility for such issues as solvency, actuarial reserves and investment of assets as well as certain governance issues on the home country regulator. Consequently most companies that have been licensed to conduct insurance business in one member state may conduct business or apply to ‘passport’ into all other member states without having to be separately licensed in each.  The general exception is selling activity which continues to be regulated by the state in which the sale takes place.

Insurance Group Directive

The EU has promulgated the Insurance Groups Directive ("IGD"), which requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

■
An adjustment to the solo supervision solvency calculation in relation to participating interest in other insurance undertakings in order to eliminate "double-gearing" (the use of the same regulatory capital in more than one entity of a group);

■	An additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking;
■
The introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions; and

■	Further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

Since 31 December, 2006 the Group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a "hard" test (i.e. it constitutes a requirement to maintain the Group capital resources, rather than simply to make the calculation) under the FSA Handbook.

Reinsurance Directive

On 16 November 2005, the Council and the European Parliament adopted Directive 2005/68/EC on reinsurance (the "Reinsurance Directive") which member states were obliged to transpose into national law by 10 December 2007.  The Reinsurance Directive requires that all reinsurance undertakings be authorised in their home member state.  To obtain that authorisation, they will need to meet strict requirements.  Once they have done so, they will be free to carry out their activity anywhere in the EU through the single market passport.  The FSA has implemented the requirements of the Directive by changing its Handbook with effect from 31 December 2006.

Distance Marketing Directive

Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:

■	Setting minimum standards for information that must be provided to consumers before entering into a financial services contract by "distance means"; and
■	For certain products and services, giving a cooling-off period, which for general insurance is 14 days, in which a consumer may, without penalty, cancel such a contract.

Insurance Mediation Directive

Under the Insurance Mediation Directive, EU member states are required to establish a framework to:

■	Ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements;
■	Ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch; and
■
Impose minimum requirements, with certain limitations, as regards the content of the information which the insurance intermediaries must make available to their potential customers, and the arrangements for its provision.

Financial Services Action Plan (“FSAP”)

Further measures towards the creation of a single market in financial services were incorporated into the Financial Services Action Plan (“FSAP”) adopted in 2000.  The FSAP included specific legislative action aimed at extending (i) the single wholesale market (ii) creating an open and secure retail market and (iii) introducing state of the art prudential rules and supervision.

The FSAP also included measures towards harmonising conduct of business rules, notably The Insurance Mediation Directive and the Distance Marketing Directive described above.

Investment Business

With the introduction of the Investment Services Directive (“ISD”) the same home country control and passporting regime applied to fund management activities.  In November 2007 the ISD was superseded by the Markets in Financial Instruments Directive (“MiFID”).  MiFID builds on the home country control principle but extends the range of ‘core’ investments services and activities that may be passported from one member state to another and increased clarity of responsibilities between home and host country jurisdictions.  MiFID also introduces greater harmonisation governing the organisation and conduct of business of investment firms.

The Capital Requirement Directive which came into force on 1 January 2007 sets out for the first time directive–based capital requirements for all investment firms brought into regulation by MiFID.

International Financial Reporting Standards (“IFRS”)

The standards drafted by the International Accounting Standards Board (“IASB”) have been mandatory for about 7000 EU listed companies since 1 January 2005.  For standards on insurance contracts a two phased approach has been adopted by the IASB. Under the interim solution adopted as IFRS 4 Insurance Contracts, insurers apply a variety of existing local accounting practises subject to a number of adjustments.  Proposals for a final standard for accounting for insurance contracts are currently under review but might not be agreed before 2011 or later.

Solvency II

On 5 May 2009, the European Parliament formally adopted the Solvency II Level 1 Directive. Solvency II represents a fundamental change in European regulation and will result in a more sophisticated risk based capital approach. It establishes a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholder interests as effectively as possible in accordance with common principles across the EU.  As expected, provisions relating to Group Support, that would have facilitated more efficient movement of capital within a Group, were removed from the final approved Directive. However, the Directive contains an explicit clause that the European Commission will revisit the issue within three years following implementation.

Despite agreement on the text of the Level 1 Directive, there remains much to do to agree the Level 2 implementing measures. 37 consultation papers on Level 2 implementing measures have already been issued with a further 13 consultation papers expected before the end of 2009. Solvency II, however, remains on course for implementation by the end of 2012.

Future EU Developments

The integration of retail financial services and the increased awareness of consumers to financial issues remain high on the EU agenda. This is tending to drive a number of initiatives including the Single Market review which will encompass reviews of the working of the retail financial services markets, adequacy of consumer protection and contractual rights provisions as well as more specific proposals on investment products and mortgages.

In addition to the EU wide initiatives there have also been developments within our major EU markets, including:

In France all applicable EU Directives have now been brought together in a single insurance code supervised by the Authorité de Contrôle des Assurances et des Mutuelles (“ACAM”).  In the Netherlands, where Aviva operates under the Delta Lloyd brand, a new Financial Services Act replacing eight former supervision Acts came into force on 1 January 2007.   Under the new Act the role of the two market regulators – The Nederlandische Bank (“DNB”) for prudential issues and the Authority for Financial Markets (“AFM”) for conduct of business are clearly defined.

Primary EU insurance regulation in Ireland has been implemented through two Acts and supervised by the Financial Regulator.  In July 2007 the Consumer Protection Code was introduced, a major legislative development bringing together comprehensive rules to apply across the financial services sector.

In both Spain and Italy where we operate through joint ventures with local banks and savings institutions there has been significant progress in revising local regulation and strengthening among others governance, mediation and disclosure requirements

On Poland’s accession to the EU in 2003 the introduction of a number of Acts continued the liberalisation of insurance law started by the Insurance Act of 1990.  The 2003 Acts introduced EU law on insurance activities covering areas including licensing, supervision, reserving and technical provisions, financial reporting, selling activities, pension fund supervision and the role of an insurance ombudsman.  The 2006 Act on Financial Market Supervision created a single regulator the Polish Financial Supervision Authority (“KNF”).  The process was completed on 1 January 2008 when the KNF assumed responsibility for bank regulation from the National Bank of Poland.

United States

We write life and annuity business in the United States through Aviva USA, a wholly owned subsidiary formed by the merger of Aviva Life Insurance Company of America with AmerUS which it acquired in July 2006.  Aviva USA is domiciled in Iowa and licensed to conduct business in all 50 states.  In New York it operates a wholly owned subsidiary Aviva Life Insurance Company of New York.

There is no federal system of regulation for the insurance businesses.  Rather, individual states have authority to pass statutes, adopt regulation or issue directives to regulate insurance activities within their jurisdiction.

Consequently, life insurance companies are subject to regulation both in the state in which they are domiciled as well as in each of the individual states in which they operate.  State regulation can vary in detail from state to state. All have laws and regulations covering the financial aspects of the insurance business including standards of solvency, reserves reinsurance and capital adequacy.  In addition, most states have specific regulation governing licensing and conduct of selling agents as well as the approval of products and associated product forms and literature.

Federal Initiatives

While the National Association of Insurance Commissioners (“NAIC”) has no statutory powers it operates at a federal level proposing model laws and regulation that state regulators may implement, adapt or reject.  An example is the “Suitability in Annuity Transactions Model Act” originally intended for customers over the retirement age, which is being widely adopted by states for a broad range of transactions.

NAIC has a commitment to modernising the state based system of insurance regulation and is pushing forward an action plan aimed at achieving consistency of approach between states on a number of issues including consumer protection, licensing, solvency and changes in insurance company control.  The American Council of Life Insurers (“ACLI”) is proposing an optional federal charter (“OFC”) under which life insurers could choose to be federally regulated instead of state regulated. It is envisaged that the OFC would operate within the NAIC modernisation plan.

Additionally, there is active discussion within the NAIC of moving to a principles-based valuation system for the setting of reserves and capital for life insurance companies.  This could change our statutory reserve and capital requirements significantly and it is not possible to estimate the impact on our financial condition and results of operation at this time.

On 17 December 2008 the SEC voted in favour of adopting a new rule 151A under the Securities Act of 1933, as amended.  The effect of the rule change is to bring indexed annuity products within SEC regulation on a similar basis as the so called “variable” products which are regulated as securities. The rule was set to become effective on 12 January 2011 and apply to equity indexed securities issued on or after that date. However, after a legal challenge to rule 151A by a life insurer in the U.S. Court of Appeals for the D.C. Circuit, the court remanded rule 151A back to the SEC on 21 July 2009, requiring the SEC conduct additional analysis or explain why such analysis is not required. This could change some aspects of the rule and could delay the effective date. We believe that indexed annuities are an important product for the U.S. savings and retirement market and sales of the products will continue to grow regardless of the outcome of the proposed rule.  We have developed products that will meet the new regulatory environment. We will also continue working to ensure our development plans comply with the new requirements.

On 18 June 2009, U.S. President Obama’s administration released a white  paper outlining its proposals for US financial services regulatory reform, including a number of recommendations for insurance regulation. The white paper represents the initial stage in what will be a major debate leading to the development of more detailed proposals.

Risk-based capital

The NAIC has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a formula-based, risk-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk. The NAIC designed the formula as an early warning tool to identify potentially inadequately capitalised companies for purposes of initiating regulatory action. The NAIC intended the formula as a regulatory tool only and did not intend it as a means to rank insurers generally. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Iowa Insurance Commissioner takes into account the NAIC’s risk-based capital standards to determine adequate compliance with Iowa insurance law.

Effective 31 December 2005, the NAIC implemented new requirements, referred to as C-3 Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on our U.S. operations, and at 31 December 2008, the Company’s total adjusted capital under the NAIC’s definition substantially exceeded Iowa standards.

Canada

We write property and casualty business in Canada via a number of wholly owned companies.

Insurance business in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (OSFI) with the focus very much on prudential supervision i.e. capital adequacy, solvency etc.  OSFI derives its powers from the federal Insurance Companies Act (Canada) which governs the structure and operation of federally incorporated insurance companies.

The capital adequacy of insurance companies is monitored under the Minimum Capital Test (MCT) – a risk based framework allowing for capital to be assessed on the basis of an individual company’s risk profile taking account of the investments held and insurance business being written.  Companies have their own internal MCT target as well as being expected to maintain capital in excess of 150% of the OSFI minimum requirement.

There are also 10 individual provincial regulators each regulating predominantly conduct of business issues such as policy terms and conditions, pricing and underwriting of companies they have licensed to write business in the province.

Asia Pacific

We operate within the Asia Pacific region through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner.  Our business in the region is predominately long term and savings business.

We have wholly owned businesses in Singapore and Hong Kong. We operate in China, India, Malaysia, Sri Lanka, Taiwan and Korea which, depending on the nature and extent of the control we are able to exert, are either accounted for as subsidiaries, joint ventures or associates. In Australia our fund management business is subject to regulation by the Australian Securities and Investments Commission (ASIC) who focus on conduct of business issues.

The Asia Pacific region is made up of a number of widely differing and independent markets.  The markets tend to be at different stages in their development but each has its own regulatory structures and Aviva fully complies with the local regulation in each of the countries in which it operates.

Industry regulation across the region typically focuses on financial stability i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability.  In many of the markets across the region Regulators have the power to revoke operating licenses, regulate shareholder structures and the participation in and the payment of dividends.  What could be described as the less developed markets in the region are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

Intellectual Property

Our primary brands in the U.K. (Aviva, Norwich Union, RAC) are registered trade marks in the U.K. and elsewhere.

We own approximately 300 registered or pending marks in the U.K., including Community trade marks having effect in the entire EU.

We have an active programme of review of marks and watching for infringements. There are no material infringements in the U.K. known to us as at the date of this report, either by the Group or third parties.

ORGANISATIONAL STRUCTURE

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2008. The Registrant, Aviva plc, is the holding company of the Group:

*     Incorporated in England and Wales
**   Incorporated in People’s Republic of China
*** Incorporated in Scotland

The principal subsidiaries of the Company are listed below by country of incorporation. All are wholly-owned, directly or indirectly, and transact insurance or reinsurance business, fund management or services in connection therewith, unless otherwise stated.

United Kingdom
Aviva Employment Services Limited
Aviva Insurance Limited
Aviva International Insurance Limited
Aviva Investors Global Services Limited
Aviva Investors Pensions Limited
Aviva Investors UK Fund Services Limited
Aviva Investors UK Funds Limited
CGNU Life Assurance Limited
CGU Bonus Limited
CGU Underwriting Limited
Commercial Union Life Assurance Company Limited
Gresham Insurance Company Limited

Hamilton Insurance Company Limited
Hamilton Life Assurance Company Limited
London and Edinburgh Insurance Company Limited
Aviva Annuity UK Limited
Aviva Central Services UK Limited
Aviva Consumer Products UK Limited
Aviva Equity Release UK Limited
Aviva Health UK Limited
Aviva Insurance UK Limited
Aviva Insurance Services UK Limited
Norwich Union Life (RBS) Limited
Aviva Life & Pensions UK Limited
Aviva Life Services UK Limited
Aviva Risk Management Solutions UK Limited
Aviva UKGI Investments Limited
RAC Financial Services Limited
RAC Insurance Limited
RAC Motoring Services
RAC plc

Belgium
Delta Lloyd Life N.V.
Swiss Life Belgium N.V.

Bermuda
Aviva Re Limited

Canada
Aviva Canada Inc.
Aviva Insurance Company of Canada
Elite Insurance Company
Pilot Insurance Company
Scottish & York Insurance Co. Limited
S&Y Insurance Company
Traders General Insurance Company

Czech Republic
Aviva zivotni pojist’ovna, a.s.

France
Aviva Participations S.A.
Antarius S.A. (50.0%)
Aviva Assurances S.A.
Aviva France SA
Aviva Investors France S.A.
Aviva Vie SA
Eurofil S.A.
Société d’Epargne Viagére SA (83.7%)
Union Financière de France Banque (Banking) (74.4%)

Germany
Delta Lloyd Deutschland AG and its principal subsidiary:
Delta Lloyd Lebensversicherung AG (99.8%)

Hong Kong
Aviva Life Insurance Company Limited

Hungary
Aviva Életbiztosító Zártkörûen Mûködõ
Részvénytársaság

Ireland
Hibernian Group plc
Ark Life Assurance Company Limited
Hibernian Aviva General Insurance Limited
Hibernian Aviva Health Group Limited (70%)
Hibernian Aviva Life & Pensions Limited
Aviva Investors Ireland Limited

Italy
Aviva Italia Holding S.p.A and its principal subsidiaries:
Aviva Assicurazioni S.p.A (50.0%)
Aviva Italia S.p.A
Aviva Life SpA (50.0%)
Aviva Previdenza S.p.A (55.0%)
Aviva Vita S.p.A (25.5%)
Eurovita Assicurazioni S.p.A (40.5%)
UBI Assicurazioni Vita S.p.A (50.0%)

Lithuania
Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė
"Aviva Lietuva"

Luxembourg
Aviva Investors Luxembourg SA

Netherlands
Delta Lloyd N.V. (100% ordinary share capital, 92.0% total equity) and its principal subsidiaries:
Delta Lloyd ABN AMRO Verzekeringen Holding BV (51.0%)
Delta Lloyd Asset Management N.V.
Delta Lloyd Bankengroep N.V. (Banking)
Delta Lloyd Levensverzekering N.V.
Delta Lloyd Schadeverzekering N.V.
Erasmus Groep BV
OHRA Levensverzekeringen N.V.
OHRA Schadeverzekeringen N.V.

Poland
Commercial Union Polska – Towarzystwo Ubezpieczen Na Zycie SA (90.0%)
Commercial Union Polska – Towarzystwo Ubezpieczen Ogolnych SA (90.0%)
Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK S.A. (88.8%)

Romania
Aviva Asigurari de Viata SA

Russia
Closed Joint Stock Insurance Company Aviva (Zao)
ING (Eurasia) Financial Services
Non-state Pension Fund “ING”

Singapore
Aviva Limited
Navigator Investment Services Limited

Spain
Aseguradora Valenciana S.A., de Seguros y
Reaseguros (Aseval) (50.0%)
Aviva Vida y Pensiones, Sociedad Anonima de
Seguros y Reaseguros
Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)
Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50.0%)
Caja Granada Vida, de Seguros y Reaseguros, S.A. (25.0%)
CxG Aviva Corporación CaixaGalicia de Seguros y Reaseguros, S.A. (50.0%)
Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)

Sri Lanka
Eagle Insurance PLC (51.0%)

Turkey
Aviva Sigorta A.S. (98.6%)

United States
Aviva USA Corporation
American Investors Life Insurance Company, Inc
AmerUs Annuity Group Co. (AAG)
Aviva Investors North America, Inc
Aviva Life and Annuity Company

 Associates and joint ventures

The Group has ongoing interests in the following operations that are classified as associates or joint ventures.

United Kingdom
RBS Life Investments Limited (49.99%)
RBSG Collective Investments Limited (49.99%)

The Group also has interests in several property limited partnerships.

China
Aviva-COFCO Life Insurance Co. Limited (50.0%)

India
Aviva Life Insurance Company India Limited (26.0%)

Malaysia
CIMB Aviva Assurance Berhad (49.0%)
CIMB Aviva Takaful Berhad (49.0%)

South Korea
Woori Aviva Life Insurance Co, Ltd (46.8%)

Taiwan
First-Aviva Life Assurance Co., Ltd (49.0%)

Turkey
AvivaSA Emeklilik ve Hayat A.S (49.7%)

D. PROPERTY

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England.  We also have the following regional headquarters:

•	U.K. – U.K. Life: York, England

•	U.K. – U.K. General Insurance: Norwich, England

•	Europe – London, England

•	North America – Chicago, Illinois, USA

•	Asia Pacific – Singapore

•	Aviva Investors – London, England

In addition to the above, our regions have major offices in the following locations:

•	North America: Des Moines, Iowa, USA and Scarborough, Ontario, Canada

•	Europe: Paris, France; Amsterdam, the Netherlands; Dublin, Ireland; Madrid, Spain; and Milan, Italy

We own or lease space in 27 countries around the world.  As of 31 December 2008, we owned and occupied land and buildings for our own use with a total book value of £568 million. We believe that these facilities are adequate for our present needs in all material respects.  We also hold other properties, both directly and indirectly, for investment purposes, valued at £12,501 million at 31 December 2008.

Item 4A

UNRESOLVED STAFF COMMENTS

None.

Item 5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following information in conjunction with our consolidated financial statements, including the related notes thereto, which are included in Item 18. These financial statements have been prepared in accordance with IFRS.

The following discussion includes “forward-looking statements” based on current expectations, which involve certain risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this document.  Furthermore, the operating results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

We are one of the world’s leading global insurance groups. We are the fifth largest insurance group in the world, based on gross written premiums for the 2007 fiscal year. We are one of the top five providers of life and pensions products in the U.K., Ireland, the Netherlands, Poland and Spain and one of the top ten providers of life and pensions products in France, Italy and Romania, as based on total sales for 2007. We seek to grow our long-term and savings businesses in Asian markets and the U.S. Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

In the year ended 31 December 2008 our adjusted operating profit was £2,297 million, a change of 4% compared to £2,216 million in 2007. This reflects growth across our long-term and savings business and general insurance businesses offset by reduced profits from our fund management and non-insurance businesses. See “– Financial Highlights – Non-GAAP measures” below for an explanation of adjusted operating profit and sales.

Our life and pensions sales increased to £36,283 million, an 11% increase over £32,722 million in 2007, and our adjusted long-term and savings operating profit increased to £1,694 million, a 5% increase over £1,610 million in 2007.

Our general insurance business adjusted operating profit increased to £1,198 million, a change of 17% compared to £1,021 million in 2007.  Net written premiums were higher at £11,137 million (compared to £10,569 million in 2007).

In contrast, 2008 was an extremely difficult year for our fund management businesses which reported an adjusted operating profit of £123 million, a decrease of 31% compared to £179 million in 2007. Our non-insurance operations reported an adjusted operating loss of £198 million, a decrease of 168% compared to a £74 million loss in 2007.

The result before tax in 2008 decreased by £3,132 million to a loss of £1,300 million, compared to a profit of £1,832 million in 2007. This decrease reflected the impact of the turbulent market conditions, which led to negative investment variances against expected returns and economic assumption changes on assets offset by related liabilities of £2,544 million, compared to a negative impact of £167 million in 2007, and the impact of restructuring costs and other exceptional items.

Recent developments

On 1 January 2009, we completed the disposal of our Dutch health insurance business to OWM CZ Groep Zorgverkeraar (“CZ”) to create a long-term alliance for the cross-selling of insurance products, for £235 million, realising a profit of £20 million.

On 11 February 2009, as part of our strategy to exit certain U.K. non-core operations, we completed the disposal of British School of Motoring Limited and its subsidiaries to Arques Consulting GmbH for a consideration of £4 million. The resultant loss on disposal of £9 million was provided for in the financial year ended 31 December 2008.

On 5 August 2009, the Board of Directors approved the commencement of a process to initiate an initial public offering (IPO) and listing on Euronext, Amsterdam, for a minority stake in its business in the Netherlands, Delta Lloyd Group. The IPO preparations have started and the IPO will take place when market conditions and other factors allow.

On 1 October 2009, we completed the sale of our Australian life and pensions business and wealth management platform to National Australia Bank (“NAB”). The proceeds are expected to be A$925 million (£452 million), comprising A$825 million cash consideration received from NAB, A$40 million representing a dividend received from Aviva Australia and a forecast amount of A$60 million representing a net asset adjustment to be paid post completion.

Factors Affecting Results of Operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations.  See Item 3, “Key Information – Risk Factors” for more information on risks associated with these and other factors.  In addition, our financial results are affected by corporate action taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy.  We believe that all of these factors will continue to affect our results in the future.

Demographic trends

Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers.  For example, in regions and countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders’ needs. During 2008 we had strong growth in annuity sales in the U.K. and North America and pension sales increased in the Netherlands and Poland, which we believe reflected these demographic trends.

In our life business we make assumptions about key non-economic factors, such as the mortality rate that we expect to be experienced by our policyholders. In countries where the life expectancy is growing, this will need to be reflected in our pricing models as lower mortality rates will increase profitability of life insurance products but will reduce the returns on annuity products. We review our assumptions against our own experience and industry expectations. During 2007, 2008 and the first half of 2009, our results were not impacted by any major changes in mortality assumptions.

Economic conditions

Our results are affected by the levels of economic activity in our geographic markets and, consequently, by economic cycles in those markets.  High levels of general economic activity typically result in high levels of demand for, and therefore sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements.  During 2008, all geographic markets in which we operate experienced slowing economic activity, and unprecedented levels of change in monetary and fiscal policy.  This impacts us by changing the type of products that customers want as they tend to prefer cash deposits to investment products or they look for low risk savings products with guarantees in times of uncertainty. In 2008 and the first half of 2009 our sales of investment products decreased significantly as a result of customer uncertainty.

Capital and credit market conditions

An important part of our business involves investing client money and policyholders’ and shareholders’ funds across a wide range of financial investments, including equities, fixed income securities and properties.  Our results are sensitive to volatility in the market value of these investments, either directly, because we bear some or all of the investment risk or indirectly, because we earn management fees for investments managed on behalf of policyholders. Investment market conditions also affect the demand for a substantial portion of our life insurance products.  In general, rising equity price levels have a positive effect on the demand for equity-linked products, such as unit trusts and unit-linked life insurance products and conversely a negative effect on the demand for products offering fixed or guaranteed minimum rates of return.  Declining equity price levels tend to have the opposite effects.

During 2008 and the first half of 2009, the capital and credit markets experienced extraordinary and extended volatility and disruption.  In the third and fourth quarters of 2008 and the first quarter of 2009, the volatility and disruption reached levels not seen in many years.  What began in 2007 as a crisis in U.S. sub-prime mortgages spread first through the global banking system and then the broader economy as credit markets froze and equity markets fell. Governments introduced a series of measures aimed at restarting lending and supporting economies. By the end of 2008 a large part of the global banking system was effectively under government control. In a further step, huge stimulus packages were launched to limit the damage, as economies slipped into recession. However by the end of the year most of the world’s equity markets had fallen by between 30% to 50%.

Investor concerns over the financial strength and solvency of financial institutions has hit the share prices of major insurance companies, including ours. The falling equity prices also impacted us through lower asset returns and a change in consumer spending away from equity backed products. The combination of falling worldwide equity prices, lower bond yields and widening credit spreads has had a significant impact on our results, giving rise to investment losses for both policyholders and shareholders. Investment losses included in net investment income are disclosed in Item 18, “Financial Statements – Note 4 – Details of income” and unrealised losses on financial investments are disclosed in Item 18 “Financial Statements – Note 19 – Financial Investments”.

With-profits business

We write products through our with-profits funds mainly in our U.K. operating segment, with smaller funds in Ireland, Australia and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the U.K. is split 90:10.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return.  While bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in annual and terminal bonus rates, and so reduce both policyholder returns and shareholders’ profit under IFRS.  Over the early part of this decade, the combination of a decline in equity markets and the general outlook for lower interest rates led to reductions in annual bonus rates, and the corresponding shareholders' share of profits.  The subsequent recovery in equity markets over 2003-2007 led to a partial reversal of this trend. During 2008 the worsening economic conditions have impacted on U.K. bonus levels but the annual effect of this for both policyholders and shareholders has been offset by the benefit from the one-off special bonus mentioned below.

Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis.  See “– Basis of Presentation” and “– IFRS Critical accounting policies – Long term business” below for further information on IFRS and the with-profits basis of presentation. A special bonus distribution has been announced for policyholders of two of our U.K. with-profits funds, reflecting the financial strength of those funds, which has provided an uplift to IFRS profits in 2008 and the first half of 2009 and will provide an uplift in 2010 of approximately £100 million per annum.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations.   In 2008, general insurance accounted for 32% of group net premiums written from continuing operations and 42% of our group operating earnings before interest and corporate costs respectively.  Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry.  As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle).  In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition however drives prices down.  Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market while others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle.  Although our various general insurance markets are not always at the same stage of the underwriting cycle, price competition has been increasing within the U.K. and the rest of the world across most of our general insurance business lines in recent years. We are now seeing early evidence of increased rating discipline in the U.K. resulting from volatile investment markets.

We expect the underwriting cycle to continue to operate in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade.  Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, recent natural disasters and the adoption of more scientific pricing methods is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters

Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters.  Natural disasters arise from adverse weather, earthquakes and other such natural phenomena.  Man-made disasters include accidents and intentional events, such as acts of terrorism.  These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters has been somewhat reduced through the recent strategic refocusing of our general insurance business towards personal lines business and small- to medium-sized commercial risks. Our costs in connection with natural and man-made disasters are also significantly mitigated by reinsurance arrangements with external parties such that our maximum exposure is limited to no more than approximately £400 million for a one in ten year event or £850 million for a one in hundred year event.  See Item 18, “Financial Statements – Note 50 – Risk Management” and Item 18 “Financial Statements – Note 36 – Reinsurance Assets” for further information on our reinsurance programme.

During 2007, the U.K. results were adversely impacted by £475 million for claims relating to   the winter storms and summer floods. In 2008 and the first half of 2009, there were no significant weather claims in the U.K. although Ireland and Canada in 2008 and France in the first half of 2009 did incur some weather-related losses.

Government Policy and Legislation

Changes in government policy and legislation applicable to our business in any of the markets in which we operate, particularly in the U.K., may affect our results of operations.  These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards.  Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability.  In the U.K., the government has recently conducted a number of reviews of the long-term savings industry with the aim of promoting long-term saving by simplifying and reducing the cost of product offerings.  See Item 4, “Information on the Company – Regulation” and Item 3, “Risk Factors – As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties” and “Risk Factors – Our regulated business is subject to extensive regulatory supervision both in the U.K. and internationally” for a more detailed discussion of such developments and the supervision and regulation of the Group.

In 2006, the Financial Services Authority in the U.K. amended the rules regarding the valuation of non-profit life reserves. The impact on Aviva was a £167 million benefit to operating profit in 2007 and a £149 million benefit in 2006. In 2008, the ombudsman in the Netherlands investigated the level of charges paid by unit linked policyholders across the life insurance industry. As a result of this investigation, our Netherlands life business agreed to recompense their policyholders and provided £126 million for this cost.

Exchange Rate Fluctuations

We publish our consolidated financial statements in Pounds sterling.  Due to our substantial non-U.K. operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the U.S. dollar.  As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. For example, total foreign currency movements during 2008 resulted in a gain recognised in the income statement of £327 million, an increase of £282 million, or 626%, from a £45 million gain in 2007, which reflected a decrease of £54 million, or 55%, from a £99 million gain in 2006.

We generally do not hedge foreign currency revenues, as we prefer to retain revenue locally in each business to support business growth, to meet local and regulatory market requirements, and to maintain sufficient assets in local currency to match local currency liabilities.

Movements in exchange rates may affect the value of consolidated shareholders’ equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity. During 2008, we reported a foreign currency translation gain in other comprehensive income of £2,653 million as sterling weakened significantly against the euro and the dollar. During 2007, the currency translation gain was lower at £723 million. In the first half of 2009 sterling has strengthened, recovering some of its loss in value against the euro and dollar in 2008, resulting in a foreign currency loss in other comprehensive income of £1,476 million.

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-U.K. operations are generally denominated in the same currencies.  See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” for a more detailed discussion of our exchange rate risk.

Acquisitions and disposals

Over the last three years we have engaged in a significant amount of acquisitions and disposals, some of which have had a material impact on our results.  These transactions reflect our strategic objectives of maximising value for our shareholders by building top-five positions in key markets, withdrawing from lines of business or markets that do not offer the potential for market leading positions and taking advantage of particular opportunities as they arise.

Activity in 2008

During 2008, we acquired subsidiaries in Ireland, Italy and Belgium. In Belgium we acquired Swiss Life Belgium further strengthening our position in the Belgium life insurance market. The acquisition of UBI Vita in Italy provides us with a new bancassurance distribution channel and the acquisition of Vivas Group Ltd. in Ireland has enabled us to enter the Irish health insurance market. Total consideration for these acquisitions, including costs, was £189 million.

As part of our strategy to exit non-core operations, we disposed of HPI Limited and RAC Autowindscreens Limited in the U.K. and our life operations in Luxembourg. In addition, we disposed of our offshore administration operations. These offshore operations will continue to provide administration services to our U.K., Irish and Canadian businesses under a master services agreement with the new owners. Consideration for these disposals was £126 million, realising a net profit on disposal of £7 million.

Activity in 2007

During 2007, we acquired subsidiaries in Spain, Italy and the U.K. in connection with bancassurance agreements with Cajamurcia, Banco Popolare and HSBC, with the objective of further increasing our distribution channels and access to customers in these markets. In the Netherlands we acquired Erasmus Group and an 85% interest in Cyrte Investments NV further strengthening the position of our Dutch subsidiary, Delta Lloyd, in the Dutch insurance and fund management markets. Total consideration for these acquisitions, including costs, was £397 million.

In addition to these acquisitions we entered into joint venture agreements with local banks in Turkey, Malaysia and Taiwan. Our joint ventures in Malaysia and Taiwan gave us access to these emerging markets for the first time, while our joint venture in Turkey considerably strengthens our position in the Turkish life and pensions market. Total consideration for these joint ventures was £208 million.

We disposed of a number of businesses, the most material of which was the contribution of our Turkish business, Aviva HE, to our Turkish joint venture, referred to above. This gave rise to a profit on disposal of £71 million. Other disposals of smaller operations gave rise to a loss on disposal before tax of £22 million.

Activity in 2006

During 2006, we acquired AmerUs, a leading provider of equity-indexed life and annuity products to the United States retirement and savings markets. The acquisition established a leading presence for the Group in these selected high-growth segments. Total consideration amounted to £1,680 million. In Ireland, we acquired an effective 75% interest in Ark Life Assurance Company Limited (Ark Life) from Allied Irish Banks plc (AIB), strengthening our strategic relationship with AIB increasing our distribution channels and access to customers in the Irish long term savings market. The total fair value of consideration amounted to £322 million.

During 2006, we disposed of various non-core operations, which had been acquired with the RAC Group in 2005, as part of our wider strategy to integrate RAC and exit non-core operations. In addition, our French operation, Aviva France, sold its associate holding in ProCapital SA, an online brokerage company, to Credit Mutuel. Sale proceeds of these disposals amounted to £456 million, realising a profit on disposal before tax of £137 million.

Reattribution of inherited estate

The “inherited estate” is money that has built up in a with-profits fund over many  generations, which is above the amount needed to meet current and future policyholder commitments and obligations such as expenses. The inherited estate is still required as the working capital for the with-profits fund and to support its operation.

On 1 October 2009, we completed the reattribution of the inherited estate. The total value of the inherited estate for the reattribution is £1.25 billion, based on the average calculated estate values at the end of June, July and August 2009. The completion of the reattribution deal follows the High Court’s approval of the offer in September, and final approval by the Aviva plc and Aviva UK Life boards. Just over 87 percent of eligible policyholders responded to the offer with 96 percent of them choosing to accept. Customers will automatically start receiving their payments from early November 2009 with most receiving them by the end of the year. In total, £470 million will be paid from shareholder funds to policyholders. The vast majority of the payments will be tax-free. If policyholders have chosen not to accept the payment, they will continue to receive normal bonuses and it will have no impact on the security or performance of their investments.

From a shareholder perspective the reattribution is expected to enhance the cash flow profile of Aviva’s UK life business and will bring significant financial benefits.

Basis of earnings by line of business

Our earnings originate from three main lines of business: our long-term business, which includes a range of life insurance and savings products; fund management, which manages funds on behalf of our long-term and general insurance businesses, external institutions, pension funds and retail clients; and general insurance and health, which focuses on personal and commercial lines.  These lines of business are present in our various operating segments to a greater or lesser extent.  In the U.K, we have major long-term and general insurance businesses; in Europe we have long-term businesses in all countries in which we operate, large general insurance businesses in Ireland and the Netherlands and smaller general insurance operations in several other countries; in North America we have a large long-term business in the U.S. and a major general insurance business in Canada; in Asia Pacific we predominantly have long term businesses. Our fund management businesses operate across all our four regions.

Long-term business

For most of our life insurance businesses, such as those in the United Kingdom, France and the Netherlands, operating earnings are generated principally from our in-force books of business.  Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Nevertheless new business written in these markets, with the exception of our U.K. with-profits business which is discussed below, has a significant direct effect on our operating earnings. Under IFRS, certain costs incurred in acquiring new business must be expensed thereby typically giving rise to a loss in the period of acquisition, though the degree of this effect will depend on the pricing structure of product offerings. In markets where we are experiencing strong growth, such as we have experienced in Spain, Italy, the U.S. and Asia in recent years, current year sales have a more significant effect on current year operating earnings.

U.K. with-profits business

With-profits products are designed to pay policyholders smoother investment returns through a combination of small annual bonuses and large terminal bonuses.  Shareholders’ profit emerges from this business in direct proportion to policyholder bonuses, as shareholders receive up to one-ninth of the value of each year’s bonus declaration to policyholders.  Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders’ profit from this business.  The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns.  Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund, which in turn is influenced by the extent of the inherited estate within the with-profits fund.

The annual excess of premiums and investment return over operating expenses, benefit provisions and claims payments within our with-profits funds that is not distributed as bonuses and related shareholders’ profit, is transferred from the income statement to the unallocated divisible surplus.  Conversely, if a shortfall arises one year, for example because of insufficient investment return, a transfer out of the unallocated divisible surplus finances bonus declarations and related shareholders’ profit.

The unallocated divisible surplus therefore consists of future (as yet undetermined) policyholder benefits, associated shareholders’ profit and the orphan estate. The orphan estate serves as working capital for our with-profits funds.  It affords the with-profits fund a degree of freedom to invest a substantial portion of the funds’ assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to absorb the cash-flow strain of writing large volumes of new business and the need to demonstrate solvency.

Other long-term  business

Non-profit business falls mainly into two categories: investment type business and risk cover business. Investment type business, which accounts for most of our non-profit business, includes predominantly unit-linked life and pensions business, where the risk of investing policy assets is borne entirely by the policyholder. In addition investment type business also includes life and pensions business where the risk of investing policy assets is typically shared between policyholders and shareholders, subject to a minimum rate of investment return guaranteed to policyholders. Operating earnings arise from unit-linked business when fees charged to policyholders based on the value of the policy assets exceed costs of acquiring new business and administration costs. In respect of remaining investment-type business, investment return generated from policy assets has an effect on operating earnings though this is often non-proportional. Finally in respect of all investment type business, shareholders bear the risk of investing shareholder capital in support of these operations.

Risk cover business includes term assurance, or term life insurance business. The risk of investing policy assets in this business is borne entirely by the shareholders.  Operating earnings arise when premiums, and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims costs, costs of acquiring new business and administration costs.

General insurance and Health Business

Operating earnings within our general insurance and health business arise when premiums, and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims costs, costs of acquiring new business and administration costs.

Fund management

Fund management operating earnings consist of fees earned for managing policyholder funds and external retail and institutional funds on behalf of clients, net of operating expenses. Approximately 30% of our fund management operating earnings are derived from external clients. Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses.  Such arrangements exist mainly in the U.K., France, the Netherlands, Ireland, Australia, U.S. and Canada. Proprietary insurance funds in other countries are externally managed.

Other business

Other business includes our operations other than insurance and fund management. These incorporate mainly our roadside recovery operation in the U.K., and our banking and retail mortgage operations in the Netherlands and Belgium.

Financial Highlights

Introduction

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain non-GAAP measures which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures such as profit before and after tax.

Non-GAAP measures

Sales

The total sales of the group consist of long-term and savings new business sales and general insurance and health net written premiums. We classify our long-term and savings new business sales into the following categories:

Long term and savings new business sales

Sales of the long term and savings business consist of:

Covered business or life, pensions and savings products:

•	Insurance and participating investment business,

o	This includes traditional life insurance, annuity business and with profit business;

o	There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.

•	Non-participating investment business,

o	This includes unit-linked business and pensions business;

o	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited;

o	For new business reporting in the U.K., companies continue to report non-participating investment business within their “covered business” sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:

o	These include retail sales of mutual fund type products such as unit trusts and OEICs;

o
There is no insurance risk borne by the group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited. This is in line with their previous treatment under U.K. GAAP;

o	These have never been treated as “covered business” for long term reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which the we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts.  The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For our general insurance and health business we report sales based on IFRS net written premiums.

For long term and savings new business, we define sales as the sum of the present value of new business premiums (“PVNBP”) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts, and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long term and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

•
Consistent treatment of long term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.

•
Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

•
Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts, which incepted in prior years, and therefore reflect the actions of management in prior years

In comparison to IFRS net written premiums, sales do not include premiums received from contracts in-force at the beginning of the year, even though these are a source of IFRS revenue, as these have already been recognised as sales in the year of inception of the contract. In addition, unlike IFRS net written premiums, sales do not reflect the effect on premiums of any increase or decrease in persistency of regular premium contracts compared to what was assumed at the inception of the contract.

PVNBP is not a substitute for net written premiums as determined in accordance with IFRS. Our definition of sales may differ from similar measures used by other companies, and may change over time.

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in Item 18, “Financial Statements – Note 3 Segmental information”. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006, as well as the reconciliation of sales to net written premiums under IFRS.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Long-term savings new business sales	19,421	20,614	40,240	39,705	32,265
General insurance and health sales	4,947	5,800	11,137	10,569	10,702
Total sales	24,368	26,414	51,377	50,274	42,967
Less:Effect of capitalisation factor on regular premium long-term business	(4,584)	(4,968)	(9,893)	(7,650)	(7,322)
Share of long-term new business sales from JV’s and associates	(649)	(610)	(1,062)	(789)	(408)
Annualisation impact of regular premium long-term business	(320)	(308)	(731)	(560)	(431)
Deposits taken on non-participating investment contracts	(1,596)	(3,568)	(7,523)	(8,762)	(6,391)
Retail sales of mutual fund type products (investment sales)	(1,948)	(2,417)	(3,995)	(6,983)	(4,910)
Add: IFRS gross written premiums from existing long-term business	3,216	2,992	7,236	4,661	4,505
Less: long-term business premiums ceded to reinsurers	(579)	(489)	(1,044)	(858)	(776)
Total IFRS net written premiums	17,908	17,046	34,365	29,333	27,234
Analysed as:
Long-term savings net written premiums	12,961	11,246	23,228	18,764	16,532
General insurance and health net written premiums	4,947	5,800	11,137	10,569	10,702

Explanation of reconciling items:

•	Effect of capitalisation factor on regular premium long-term business:

PVNBP is derived from the single and regular premiums of the products sold during the financial period and is expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts.

The discounted value of regular premiums is calculated using the market consistent embedded value methodology proposed by the CFO Forum Principles, which we believe will be adopted by all European insurance businesses. The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (“WACF”). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

•	Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates.  Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

•	Annualisation impact of regular premium long-term business:

As noted above, the calculation of PVNBP includes annualised regular premiums.  The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

•	Deposits taken on non-participating investment contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

•	Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs.  We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as “fees and commissions received” and are not included in statutory premiums.

•	IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to herein as “adjusted operating profit”. We define our segment adjusted operating profit as profit before income taxes and minority interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long term business, impairment of goodwill, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal of subsidiaries and associates, integration and restructuring costs and exceptional items.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of adjusted operating profit enhances the understanding and comparability of the underlying performance of our segments by highlighting net income attributable to ongoing segment operations.

Adjusted operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities.  The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale, such as in the U.S., the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions.  Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

Adjusted operating profit for non long-term business is based on expected investment returns on financial investments backing shareholder funds over the period. Expected investment returns are calculated for equities and properties by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer term rate of return. This rate of return is the same as that applied for the long term business expected returns. The longer term return for other investments is the actual income receivable for the period. Changes due to market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, are disclosed as non-operating items. The impact of changes in the discount rate applied to claims provisions is also treated outside adjusted operating profit.

Adjusted operating profit is not a substitute for profit before income taxes and minority interests in earnings or net income as determined in accordance with IFRS. Our definition of adjusted operating profit may differ from similar measures used by other companies, and may change over time.

The table below presents our consolidated adjusted operating profit for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
United Kingdom	613	670	1,264	1,126	1,814
Europe	607	614	1,141	1,197	1,031
North America	103	102	149	229	161
Asia Pacific	63	15	36	37	50
Aviva Investors	36	61	114	147	112
Other	(373)	(239)	(407)	(520)	(541)
Adjusted operating profit	1,049	1,223	2,297	2,216	2,627

Add back adjusting items*:
Investment return variances and economic assumption changes on long-term business	155	(636)	(1,631)	15	401
Short-term fluctuation in return on investments on non-long-term business	(125)	(314)	(819)	(184)	149
Economic assumption changes on general insurance and health business	52	6	(94)	2	(1)
Impairment of goodwill	(5)	(42)	(66)	(10)	(94)
Amortisation and impairment of intangibles	(58)	(51)	(117)	(103)	(64)
Profit on the disposal of subsidiaries and associates	20	9	7	49	222
Integration and restructuring costs	(148)	(132)	(326)	(153)	(246)
Exceptional items	-	(84)	(551)	-	-

Profit/(loss) before tax attributable to shareholders’ profits	940	(21)	(1,300)	1,832	2,994

* Each of the adjusting items is discussed in the commentary that follows.

Consolidated results of operations

The table below presents our selected consolidated historical financial information for the six months ended 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

Sales	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m

United Kingdom	7,451	9,682	18,756	20,445	19,812
Europe	11,369	11,773	21,806	20,488	17,812
North America	4,078	2,998	7,316	5,058	2,284
Asia Pacific	1,470	1,961	3,499	4,283	3,059
Total sales	24,368	26,414	51,377	50,274	42,967

Consolidated IFRS income statement	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Income
Gross written premiums	18,860	17,928	36,206	30,991	28,735
Premiums ceded to reinsurers	(952)	(882)	(1,841)	(1,658)	(1,501)
Net written premiums	17,908	17,046	34,365	29,333	27,234
Net change in provision for unearned premiums	33	(190)	277	(21)	93
Net earned premiums	17,941	16,856	34,642	29,312	27,327
Fee and commission income	801	950	1,885	1,760	1,870
Net investment income	2,720	(9,581)	(16,043)	9,689	15,908
Share of (loss)/profit after tax of joint ventures and associates	(547)	(344)	(1,128)	(304)	485
Profit on disposal of subsidiaries and associates	20	9	7	49	222
	20,935	7,890	19,363	40,506	45,812
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(14,142)	(14,136)	(29,353)	(27,121)	(23,444)
Change in insurance liabilities, net of reinsurance	(190)	3,471	3,885	(3,508)	(2,594)
Change in investment contract provisions	(969)	4,554	10,629	(2,018)	(6,002)
Change in unallocated divisible surplus	(89)	2,746	4,482	2,922	(558)
Fee and commission expense	(1,909)	(2,276)	(4,411)	(4,244)	(5,043)
Other expenses	(2,245)	(2,234)	(5,416)	(3,473)	(3,975)
Finance costs	(715)	(708)	(1,547)	(1,217)	(856)
	(20,259)	(8,583)	(21,731)	(38,659)	(42,472)

Profit/(loss) before tax	676	(693)	(2,368)	1,847	3,340

Tax attributable to policyholders’ returns	264	672	1,068	(15)	(346)

Profit/(loss) before tax attributable to shareholders’ profits	940	(21)	(1,300)	1,832	2,994

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales

Sales for the six month period to 30 June 2009 were £24,368 million, a decrease of £2,046 million or 8% from £26,414 million for the six month period to 30 June 2008. The decrease was mainly attributable to the decline in life and pension sales across all regions with the exception of North America. In the U.K., life and pension sales were 21% lower at £4,735 million for the six month period to 30 June 2009 against a backdrop of sustained challenging market conditions.

Life and pension sales in Europe were £8,851 million, a decrease of £213 million or 2% from £9,064 million for the six month period to 30 June 2008. The increase in life and pensions sales in France and Italy to £2,440 million and £2,198 million, respectively, for the six month period to 30 June 2009 from £2,062 million and £ 1,305 million, respectively, for the six month period to 30 June 2008 were more than offset by the decline in life and pension sales across other countries in the region.

In North America, life and pension sales increased to £3,189 million for the six month period to 30 June 2009, an increase of £962 million or 43% from £2,227 million for the six month period to 30 June 2008 primarily driven by the increase in the U.S. dollar against the sterling when compared to the prior period. On a U.S. dollar basis, growth was 8%.

General insurance and health sales were £4,947 million for the six month period to 30 June 2009, a decrease of £853 million or 15%, from £5,800 million for the six month period to 30 June 2008.  The U.K. and Europe reported a decline in net written premiums, while North America and Asia reported an increase for the six month period to 30 June 2009.

Income

Net written premiums for the six month period to 30 June 2009 were £17,908 million, an increase of £862 million or 5% from £17,046 million for the six month period to 30 June 2009 driven by growth in the long-term business. Long-term business increased by £1,715 million, or 15%, primarily to £12,961 million for the six month period to 30 June 2009 from £11,246 million for the six month period to 30 June 2008. The increase in long-term business was offset by the £853 million, or 15%, decrease in general insurance and health to £4,947 million for the six month period to 30 June 2009 from £5,800 million for the six month period to 30 June 2008.

Net investment income was £2,720 million for the six month period to 30 June 2009, an increase of £12,301 million from a £9,581 million loss for the six month period to 30 June 2008. The increase is primarily due to favourable foreign exchange gains and unrealised gains in market movements in France and Italy.

Other income (which consists of fee and commission income, share of (loss)/profit after tax of joint ventures and associates, and profit/(loss) on disposal of subsidiaries and associates) decreased by £341 million to £274 million for the six month period to 30 June 2009 from £615 million for the six month period to 30 June 2008. The decrease was mainly due to the increased share of losses from joint ventures and associates in the U.K.

Expenses

Claims and benefits paid, net of recoveries from reinsurers, has remained stable at £14,142 million for the six month period to 30 June 2009 compared to £14,136 million for the six month period to 30 June 2008.

Change in insurance liabilities, net of reinsurance, decreased by £3,661 million to a £190 million charge for the six month period to 30 June 2009 from a £3,471 million credit for the six month period to 30 June 2008. The unfavourable movement is a result of long-term business investment variances across the world.

Change in investment contract provisions was a charge of £969 million for the six month period to 30 June 2009, a decrease of £5,523 million from a £4,554 million credit for the six month period to 30 June 2008. The decrease reflects an increase in provisions across Europe following the increase in sales of guaranteed products.

Change in unallocated divisible surplus was a charge of £89 million for the six month period to 30 June 2009, a decrease of £2,835 million from £2,746 million credit for the six month period to 30 June 2008. The unfavourable decrease was primarily driven by market movements.

Fee and commission expense, other expenses and finance costs have decreased by £349 million to £4,869 million for the six month period to 30 June 2009 from £5,218 million for the six month period to 30 June 2008. The decrease is driven by a fall in fee and commission expenses on lower sales across the business, offset by an increase of £292 million in impairments of financial investments and loans to £464 million for the six months ended 30 June 2009. The impairment losses of £464 million mainly relate to equity investments in our business in the Netherlands, the writedown of debt securities in our business in the U.S. and loans in our U.K. general insurance business. Of the total, only £15 million relates to actual defaults.

Profit/(loss) before tax attributable to shareholders’ profits

Profit before tax attributable to shareholders’ profits for the six month period to 30 June 2009 was £940 million, an increase of £961 million against the previous period of £21 million loss. The increase in profit before tax is attributable to the increase in sales and the improvement in investment income for the period.

Adjusting items

The long-term business investment variances and economic assumption changes on long-term business were a credit of £155 million for the six month period to 30 June 2009 against a charge of £636 million for the prior period. The difference is a result of the non-recurrence of the investment market falls seen in the first half of 2008 and a change in the expected rate of return from a one year swap rate to a 10 year swap rate.

Short-term fluctuations in return on investments on non-long term business were a charge of £125 million for the six month period to 30 June 2009, a decrease of £189 million from a £314 million charge for the six month period to 30 June 2008. The difference is a result of the non-recurrence of the investment market falls seen in the first half of 2008 and a change in the expected rate of return from a one year swap rate to a 10 year swap rate.

Economic assumption changes on general insurance and health were a credit of £52 million for the six month period to 30 June 2009, an increase of £46 million on the prior period. The amount represents the change in discount rate on the provision for latent claims.

Impairment of goodwill was a charge of £5 million for the six month period to 30 June 2009, a decrease of £37 million from a charge of £42 million for the six month period to 30 June 2008. The current period charge is in relation to a U.K. associate company.

Amortisation and impairment of intangibles increased by £7 million to a £58 million change for the six month period to 30 June 2009 against a £51 million charge for the previous period. The change on the prior period is predominately a result of the unfavourable foreign exchange movements.

Profit on the disposal of subsidiaries and associates of £20 million for the six month period to 30 June 2009 represents the sale the Delta Lloyd Group health insurance business to OWM CZ Groep Zorgverkeraar UA, a mutual health insurer, for £235 million on 1 January 2009.

Integration and restructuring costs of £148 million for the six month period to 30 June 2009, an increase of £16 million on the prior period, represents expenditure related to cost saving programmes announced in prior years and further integration and restructuring projects across the Group.

Adjusted operating profit

Adjusted operating profit before tax for the six month period to 30 June 2009 was £1,049 million, a decrease of £174 million or 14%, from £1,223 million for the six month period to 30 June 2008 for reasons set forth above.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales

Sales in 2008 were £51,377 million, an increase of £1,103 million or 2% from £50,274 million in 2007. This increase was mainly attributable to growth in Europe and North America in life and pension sales.  Life and pension sales in Europe increased by 8% from £15,684 million in 2007 to £16,952 million in 2008, boosted by strength in the euro exchange rate, and in North America life and pension sales increased considerably to £5,715 million, an increase of £2,069 million or 57% from £3,646 million in 2007. General insurance and health sales were £11,137 million, an increase of 5% across the whole group from £10,569 million in 2007.

Income

Net written premiums in 2008 were £34,365 million, an increase of £5,032 million or 17% from £29,333 million in 2007. This increase reflects a 24% increase in life and pension premiums due to strong new business sales across most of our operations and a 5% increase in general insurance and health sales predominantly driven by our operations in France, Netherlands and Canada.

Net investment income decreased by £25,732 million to a loss of £16,043 million (2007: £9,689 million profit). This decrease reflects the lower market value of properties in the U.K., 30% to 50% fall in equity values across the world and the impact of falling yields and widening credit spreads on fixed income securities.

Other income (which consists of fee and commission income, share of (loss)/profit after tax of joint ventures and associates, and profit/(loss) on disposal of subsidiaries and associates) decreased by £741 million to £764 million in 2008 (2007: £1,505 million). The decrease was mainly due to the share of losses in joint ventures and associates in the U.K., where reduced property market values led to lower property partnership results.

Expenses

Claims and benefits paid in 2008 were £2,232 million higher at £29,353 million (2007: £27,121 million). The increase occurred across all regions, with the exception of the U.K., due to unfavourable foreign exchange movement.

Changes in insurance liabilities in 2008 were £7,393 million lower resulting in a £3,885 million credit (2007: charge of £3,508 million). The favourable movement was primarily a result of investment variances across the world and greater lapses than expected in France.

The change in investment contract provisions in 2008 was a credit of £10,629 million (2007: charge of £2,018 million). The variance of £12,647 million from the prior year reflects the reduction in investment contract provisions as a result of lower new business and unrealised losses on investments.

The change in the unallocated divisible surplus in 2008 was £1,560 million more than the prior year with a credit of £4,482 million (2007: credit of £2,922 million) mainly reflecting the impact of falling market values on participating assets and related liabilities. These were partly offset by a write-down of the negative balance in Spain which created a charge in the income statement of £240 million.

Fees and commission expense, other expenses and finance costs in 2008 were £2,440 million higher at £11,374 million (2007: £8,934 million). The increase was driven by corporate restructuring and brand expense across the group and £1,040 million of impairments of financial assets mainly in the Netherlands and the U.S..

(Loss)/profit before tax attributable to shareholders’ profits

Loss before tax attributable to shareholders’ in 2008 was £1,300 million, a reduction of £3,132 million against the previous year (2007: £1,832 million profit). This decrease reflected the 52% reduction in income mainly due to investment performance, which was partly offset by lower expenses, discussed above, and a policyholder tax credit of £1,068 million (2007: tax charge of £15 million).

Adjusting items

The long-term business investment variances and economic assumption changes on long-term business were a charge of £1,631 million in 2008 (2007: £15 million credit). The change is attributable to a provision for credit defaults of £550 million in the U.K., with the balance primarily driven by investment losses across Europe.

The short-term fluctuations and economic assumption changes on the non-life business in 2008 were £913 million unfavourable (2007: £182 million unfavourable). These were due to lower investment market returns compared to our longer term investment return assumptions and £94 million for the impact of changes in discount rates for latent claims provisions.

Impairment of goodwill was £66 million in 2008 (2007: £10 million). This was mainly driven by impairments in the Netherlands and on an Italian associate company.

Amortisation of intangibles increased by £14 million to £117 million in 2008 (2007: £103 million). This increase reflected the higher level of bancassurance and other distribution agreements held within the Group following new agreements entered into during 2007.

Profit on disposal of subsidiaries and associates was £7 million in 2008. The profit comprises £14 million from the sale of the Group’s offshore operations to WNS (Holdings) Limited and £31 million from other small operations, offset by £38 million loss on the disposal of HPI Limited to Solera Holdings Inc., and RAC Autowindscreens Limited to Arques Management GmbH.

Integration and restructuring costs were £326 million in 2008 (2007: £153 million). This includes £287 million for the cost savings initiatives in the U.K. life and general insurance businesses and Europe, which have delivered £340 million annualised cost savings in the year. Also included are integration costs of £39 million which mainly relate to the work to set up our global asset management operation, Aviva Investors.

Exceptional items for 2008 were £551 million. These include £142 million for the cost of transferring the lifetime wrap platform to a third party supplier, write-down in preparation for sale of the British School of Motoring in the U.K. and closure of the structured settlement business in the U.S.. The costs also include £304 million after reinsurance for the discounted cost of strengthening our latent claims provisions, mainly in the U.K., and £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees. The remaining balance relates to brand migration costs of £37 million offset by £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

Adjusted operating profit

Adjusted operating profit before tax in 2008 increased by £81 million, or 4%, to £2,297 million (2007: £2,216 million) for the reasons set forth above.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales

Sales in 2007 were £50,274 million, an increase of £7,307 million or 17% from £42,967 million in 2006. This increase reflected higher long-term and savings new business, with significant growth in Asia Pacific and North America. In North America this was due to the full year sales of the acquired AmerUs operation which had been purchased towards the end of 2006. General insurance sales were slightly lower than 2006 due to pricing pressures from increasing levels of competition in most of our markets.

Income

Net written premiums increased by £2,099 million, or 8%, to £29,333 million (2006: £27,234 million). This increase reflects a 13% increase in life premiums due to strong new business sales across most of our operations which was partly offset by a 2% decrease in general insurance premiums due to pricing pressures in the highly competitive general insurance markets.

Net investment income decreased by £6,219 million to £9,689 million (2006: £15,908 million). This decrease reflects the lower market value of equities across most countries and realised and unrealised losses on debt securities in the United States, due to the impact of widening credit spreads, and in the U.K. due to rising interest rates.

Other income (which consists of fee and commission income, share of (loss)/profit after tax of joint ventures and associates, and profit/(loss) on disposal of subsidiaries and associates) decreased by £1,072 million to £1,505 million in 2007 (2006: £2,577 million). The decrease was mainly due to the share of losses in joint ventures and associates in the U.K., where reduced property market values led to lower property partnership results.

Expenses

Claims and benefits paid in 2007 were £3,677 million higher at £27,121 million (2006: £23,444 million). In the life business the increase was due to the consolidation of our new U.S. business, AmerUs, for the full year, compared to only six weeks in 2006 and higher surrenders of profit-savings contracts in Italy reflecting customer preferences in a time of economic uncertainty. In the general insurance business, claims were higher due to adverse weather conditions in the U.K., which resulted in £475 million of losses.

Changes in insurance liabilities in 2007 were £914 million higher at £3,508 million (2006: £2,594 million). This increase was mainly due to the provision of £1,728 million for the policyholders’ share of a special bonus distribution from the inherited estate of two of the U.K. with profit funds. This one time event was partly offset by higher than expected lapse experience and a reduction in liabilities required under new rules in the U.K. The rise in interest rates in both 2007 and 2006 led to a similar level of reduction in liabilities in both years.

The change in investment contract provisions in 2007 was £3,984 million lower at a charge of £2,018 million (2006: £6,002 million). This decrease was mainly due to lower than expected investment returns on unit funds and adverse lapse experience.

The change in the unallocated divisible surplus in 2007 was £3,480 million more than the prior year with a credit of £2,922 million (2006: charge of £558 million) mainly reflecting the transfer of £2,127 million to insurance and investment contract liabilities for the U.K. special bonus distribution to policyholders and the impact of falling market values on participating assets and related liabilities.

Fees and commission expense, other expenses and finance costs in 2007 were £940 million lower at £8,934 million (2006: £9,874 million). This decrease was due to lower fee and commission expenses in the life businesses which were partly offset by higher finance costs, due to increased interest rates on higher levels of operational borrowings, and higher levels of interest payable on collateral received from third parties.

Profit before tax attributable to shareholders’ profits

Profit before tax attributable to shareholders’ profits in 2007 was £1,832 million, a reduction of £1,162 million or 39% against the previous year (2006: £2,994 million). This decrease reflected the reduction in income partly offset by lower expenses, discussed above, and a lower policyholder tax charge of £15 million (2006: £346 million).

Adjusting items

The long-term business investment variances and economic assumption changes in 2007 were £15 million (2006: £401 million). These comprise favourable investment variances in Europe offset by negative effects in the U.S. and the U.K.. In Europe, the positive variances relate mainly to the realisation of capital gains on securities in the Netherlands and France. In the U.S. realised and unrealised losses on investments were driven by the widening of credit spreads on debt securities, while in the U.K. there was a negative investment variance on surplus assets backing annuity business due to interest rate changes.

The short-term fluctuations on the non-life business in 2007 were £182 million unfavourable (2006: £148 million favourable). These were mainly due to lower actual investment returns compared to our longer term investment return assumptions. We reduced our exposure to equities through an active sell-off of the equity book in the second half of 2007.

Impairment of goodwill was £10 million in 2007, reflecting small write downs across the Group. In 2006, impairment of £94 million reflected the write-down of goodwill on our German life business (reported within the Netherlands results).

Amortisation of intangibles increased by £39 million to £103 million in 2007 (2006: £64 million). This increase reflected the higher level of bancassurance and other distribution agreements held within the Group following new agreements entered into during 2006 and 2007.

Profit on disposal of subsidiaries and associates was £49 million in 2007. This includes the sale of 50.3% of the Turkish life business as part of the joint venture agreement with Aksigorta A.S. This sale produced a profit of £74 million but was partly offset by losses on a number of small disposals. During 2006, profit on disposal of subsidiaries and associates was £222 million. This reflected the sale of certain RAC non-core businesses and our associate holding in a French online brokerage company generating disposal profits of £148 million, the sale of a minority stake in our Irish life business as part of the Ark life transaction for a profit on disposal of £86 million and a loss of £12 million on other small disposals.

Integration and restructuring costs were £153 million in 2007. These costs include £45 million relating to our U.K. cost and efficiency programme announced in 2006. This initiative has now been completed at a total cost of £250 million. Restructuring costs also included £82 million relating to the new savings targets announced in October 2007; further costs of this programme are expected to be £248 million spread over 2008 and 2009. The balance of £26 million relates to the completion of integration activity on Ark Life with our Irish business and the former AmerUs with our U.S. business, which were both acquired in 2006.

In 2006 integration and restructuring costs of £246 million included £41 million for integration costs for the RAC in the U.K., Ark Life in Ireland and AmerUs in the U.S. and £205 million of restructuring costs for the U.K. cost and efficiency programme announced in September 2006.

Adjusted operating profit

Adjusted operating profit before tax in 2007 decreased by £411 million, or 16%, to £2,216 million (2006: £2,627 million) for the reasons set forth above.

United Kingdom

Our operations in the U.K. consist of long-term and savings business, which provides products such as bonds and savings, pensions, protection, annuities, equity release and investment products, including both with-profits and non-profit business, and our general insurance and health business, which provides a range of general and health insurance products focused on personal and small business customers, such as household, motor and liability insurance.

Long-term business – U.K.

The table below presents sales, net written premiums, adjusted operating profit and (loss)/profit before tax attributable to shareholders’ profits under IFRS from our U.K. long-term business for the six months ended 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Protection	461	606	1,126	1,241	1,104
Pensions	2,089	2,410	4,753	4,156	4,775
Annuities	833	1,286	2,433	1,965	1,518
Bonds	1,219	1,628	3,296	4,192	3,640
Equity release	133	80	250	243	321
Investment sales	418	840	1,485	2,751	2,455
Total Sales	5,153	6,850	13,343	14,548	13,812

Net written premiums	2,361	3,346	7,107	5,277	5,299

Adjusted operating profit	347	398	709	682	608

Profit/(loss) before tax attributable to shareholders’ profits	174	35	(161)	566	456

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales

Sales in our U.K. long-term business decreased by £1,697 million, or 25%, to £5,153 million (six months to 30 June 2008: £6,850 million) with decreases across all product lines with the exception of equity release. The decrease was driven by lower bond sales down 25% and annuity sales down 35% as a result of management’s focus on writing business with acceptable levels of return. Investment sales declined due to market turbulence, with sales down to £418 million (six months to 30 June 2008: £840 million).

Net written premiums

Net written premiums in our U.K. long-term business were £2,361 million, a decrease of £985 million, or 29%, from £3,346 million for the first six months of 2008.  This decrease was driven by lower bulk purchase annuity sales and lower bond sales as the market moves to more secure investments.

Adjusted operating profit

Adjusted operating profit in our U.K. long-term business decreased by £51 million, or 13%, to £347 million for the first six months of 2009 (six months ended 30 June 2008: £398 million). The decrease reflects the lower contribution from the special distribution of £86 million (six months ended 30 June 2008: £107 million), compounded by reduced regular and terminal bonus payments.

Profit before tax attributable to shareholders’ profits

Profit before tax in our U.K. long-term business was £174 million, an increase of £139 million from £35 million for the first six months of 2008.  This reflects improved investment returns in the first six months of 2009 compared to 2008 and the non recurrence of the £84 million costs in the first six months of 2008 of transferring the investment wrap platform to a third party supplier.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales

Sales in our U.K. long-term business decreased by £1,205 million, or 8%, to £13,343 million (2007: £14,548 million). The decrease was driven by sales in bonds down 21% and investment sales down 46% compared to 2007 due to investment market turbulence, with protection down 9% due to the decline in mortgage approvals.  Pensions and annuities showed an increase of 17% on 2007, with equity release up by 3% on 2007.

Net written premiums

Net written premiums in our U.K. long-term business were £7,107 million in 2008, an increase of £1,830 million, or 35%, from £5,277 million in 2007.  This increase is primarily driven by high bulk purchase annuity sales and pensions driven by improved stakeholder terms year on year.

Adjusted operating profit

Adjusted operating profit in our U.K. long-term business increased by £27 million, or 4%, to £709 million in 2008 (2007: £682 million). This increase was driven by the £124 million profit relating to the shareholder proportion of the special bonus distribution announced in February 2008. The prior year result included a £167 million benefit from the reduction of the reserving levels permitted under new rules in the U.K. Underlying earnings were up £68 million reflecting the cumulative benefits of the recent efficiency programmes of £65 million and lower new business strain.

Profit before tax attributable to shareholders’ profits

Loss before tax in our U.K. long-term business was £161 million in 2008, a decrease of £727 million from £566 million profit in 2007.  This decrease mainly reflects the £550 million provision for credit defaults and £97 million for the cost of transferring the investment wrap platform to a third party supplier offset by the increase in adjusted operating profit explained above.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales

Sales in our U.K. long-term business increased by £736 million, or 5%, to £14,548 million (2006: £13,812 million). This increase resulted from both our life and pensions business, with strong growth in individual annuities and bond sales, and our retail investment sales business. These included sales through our bancassurance partnership with the Royal Bank of Scotland Group (RBSG) reflecting an increase in sales from active sales advisers.

Net written premiums

Net written premiums in our U.K. long-term business were £5,277 million in 2007, a decrease of £22 million from £5,299 million in 2006.  The result reflects a fall in pension sales partly offset by increases in protection, annuities and bond sales.

Adjusted operating profit

Adjusted operating profit in our U.K. long-term business increased by £74 million, or 12%, to £682 million in 2007 (2006: £608 million). This increase was mainly due to lower expenses, higher income from unit-linked business, lower new business strain due to the sale of less capital-intensive products and the shareholder share of increased with-profits bonuses. The result also included a £167 million benefit from the phased adoption of reserving changes permitted under new U.K. rules representing an increase of £18 million over the previous year (2006: £149 million).

Profit before tax attributable to shareholders’ profits

Profit before tax in our U.K. long-term business was £566 million in 2007, an increase of £110 million, or 24%, from £456 million in 2006.  This increase reflected the higher adjusted operating profit discussed above and lower tax attributable to policyholders’ returns of £9 million charge (2007: charge of £295 million).

General insurance and health – U.K.

The table below presents sales/net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our U.K. general insurance and health business for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Sales/net written premiums	2,298	2,832	5,413	5,897	6,000

Adjusted operating profit	286	317	654	440	1,176

Profit/(loss) before tax attributable to shareholders’ profits	153	79	(384)	267	1,220

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales/net written premiums

Net written premiums in our U.K. general insurance and health business decreased by £534 million, or 19%, to £2,298 million (six months ended 30 June 2008: £2,832 million). The decrease was across all product lines with a 20% fall in personal lines business driven by lower motor and creditor sales, and a 20% fall in commercial lines. This continues to reflect the competitive market and our strategy of writing business for profit rather than volume.

Adjusted operating profit

Adjusted operating profit in the first six months of 2009 was £286 million, a decrease of £31 million on the prior period result of £317 million.  This reflects the lower sales in the period, lower prior year claims development of £88 million (six months to 30 June 2008: £153 million) and reduced investment returns following decreases in the interest rate and asset values at the beginning of the year.

Profit before tax attributable to shareholders’ profits

Profit before tax in our U.K. general insurance and health business was £153 million, an increase of £74 million from £79 million for the first six months in 2008.  This increase reflects lower integration and restructuring costs in relation to cost saving initiatives and the benefit from the change in the latent claims discount rate.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales/net written premiums

Net written premiums in our U.K. general insurance and health business decreased by £484 million, or 8%, to £5,413 million in 2008 (2007: £5,897 million). This decrease was across all personal and commercial lines with personal motor and creditor business showing the greatest fall against 2007. This reflected the increasingly competitive market and our strategy of writing business for profit rather than volume, as well as reflecting distributor response to the issues with payment protection insurance and the decline in lending.

Adjusted operating profit

Adjusted operating profit in 2008 was £654 million, an increase of £214 million on 2007 of £440 million.  The principal factor in the improved profitability for the general insurance business was that weather related claims were in line with normal expectations compared with a £475 million adverse impact in 2007. This favourable impact was partly offset by a reduction in the benefit of prior year claims development to £285 million (2007: £430 million), the decline in net written premiums and a reduction in long-term investment returns to £585 million (2007: £656 million). These factors outweighed the earned benefits we have derived from our initiatives to deliver cost savings and control claims inflation.

(Loss)/Profit before tax attributable to shareholders’ profits

Loss before tax in our U.K. general insurance and health business was £384 million in 2008, a decrease of £651 million from a £267 million profit in 2007.  This decrease reflected the impact of investment variances and £304 million for strengthening of latent claims provisions.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales/net written premiums

Net written premiums in our U.K. general insurance and health business in 2007 fell by £103 million, or 2%, to £5,897 million (2006: £6,000 million). This decrease was mainly due to lower policy sales due to competitive market conditions in the year which was partly offset by rate increases in personal household insurance and smaller increases in commercial lines.

Adjusted operating profit

Adjusted operating profit in 2007 decreased by £736 million to £440 million in 2007 (2006: £1,176 million).  The decrease was mainly due to general insurance claims arising from adverse weather conditions such as the summer flooding and storms in January which resulted in losses of £475 million. Adjusted operating profit included £430 million benefit (2006: £385 million) in respect of prior year loss development, an increase of £45 million compared to prior year, and lower results from RAC non-insurance businesses due to costs of investment in Autowindscreens, British School of Motoring and HPI. In 2006 the result included a contribution of £17 million from disposed ex-RAC operations (Manufacturing Support Services and Lex Vehicle Leasing).

Profit before tax attributable to shareholders’ profits

Profit before tax in our U.K. general insurance and health business was £267 million in 2007, a decrease of £953 million, or 78%, from £1,220 million in 2006.  This decrease reflected the lower adjusted operating profit discussed above, investment return variances and restructuring costs of £114 million for cost savings initiatives.

Europe

Through Aviva Europe, we have substantial long-term business and savings operations in France, Italy, Ireland, the Netherlands (which includes Germany and Belgium), Poland and Spain, with large general insurance businesses in Ireland and the Netherlands, as well as smaller ones in France, Italy and Poland. Our Europe fund management operations are managed by Aviva Investors, except in the Netherlands and Poland where the fund management business is managed by other asset managers. The results of the Netherlands and Polish businesses only are included within the fund management adjusted operating profit below.

The table below presents sales and net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Europe for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Sales
France	2,440	2,062	3,880	3,790	3,670
Ireland	426	699	1,299	1,780	1,318
Italy	2,198	1,305	2,331	2,975	2,825
Netherlands (including Belgium, Germany and Luxembourg)	2,137	2,306	4,401	3,944	2,772
Poland (including Lithuania)	577	997	1,906	1,388	884
Spain	1,245	1,295	2,489	2,433	2,120
Other Europe	608	926	1,410	946	936
Long-term and savings business	9,631	9,590	17,716	17,256	14,525
France	564	485	882	733	735
Ireland	263	266	513	474	519
Netherlands	677	1,233	2,278	1,717	1,755
Other Europe	234	199	417	308	278
General insurance and health	1,738	2,183	4,090	3,232	3,287
Total sales	11,369	11,773	21,806	20,488	17,812

Net written premiums	8,869	8,022	15,066	13,131	13,075

Adjusted operating profit
France	122	145	275	243	224
Ireland	29	28	61	73	49
Italy	37	37	48	78	81
Netherlands (including Belgium, Germany and Luxembourg)	148	134	196	181	102
Poland (including Lithuania)	72	76	162	110	95
Spain	71	74	155	119	113
Other Europe	(1)	(8)	(16)	(27)	(16)
Long-term business	478	486	881	777	648
France	36	30	107	70	63
Ireland	48	41	68	162	170
Netherlands	59	44	177	169	139
Other Europe	24	22	45	41	43
General insurance and health	167	137	397	442	415
Fund management	10	13	14	27	40
Non-insurance	(48)	(22)	(151)	(49)	(72)
Total operating profit	607	614	1,141	1,197	1,031

Profit before tax attributable to shareholders’ profits	798	87	48	1,322	1,463

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales

Aviva Europe sales in the first six months of 2009 decreased by £404 million or 3% to £11,369 million (six months ended 30 June 2008: £11,773 million) with the decrease in general insurance sales. The slight increase in the long-term and savings sales was largely due to the strength of the euro against sterling.

Long-term business and savings sales in Aviva Europe in the first six months of 2009 increased by £41 million to £9,631 million (six months to 30 June 2008: £9,590 million).  Within this, life and pensions sales decreased to £8,851 million from £9,064 million in the previous period despite being supported by the strengthening of the euro and higher sales through the bancassurance partnerships in France and Italy. This reflects lower investment contract sales in 2009. Additionally, in the first six months of 2008, Aviva Europe sold short-term endowment policies through Deutsche Bank in Poland, corporate pension contracts in the Netherlands, and received initial contributions from the introduction of compulsory pensions in Romania.

Investment sales in Aviva Europe for the first six months of 2009 increased by £254 million or 48% to £780 million (six months ended 30 June 2008: £526 million) mainly due to favourable foreign exchange movements in the euro.

Aviva Europe’s general insurance and health net written premiums were £1,738 million for the first six months of 2009, a decrease of £445 million, or 20%, from £2,183 million in the same period in 2008.  The decrease reflects the nil contribution from the Dutch health business following its sale in January 2009 (six months ended 30 June 2008: £671 million).

Net written premiums

Aviva Europe net written premiums in the first six months of 2009 increased by £847 million or 11% to £8,869 million (six months ended 30 June 2008: £8,022 million).

Net written premiums in our Aviva Europe long-term businesses were £7,131 million in 2009, an increase of £1,292 million, or 22%, from £5,839 million for the first six months of 2008.  This reflects the strengthening of the euro since 2008 and higher sales in Italy and France, partly offset by reductions across the rest of the region due to general decline in the economic environment.

Aviva Europe’s general insurance and health net written premiums were £1,738 million in the first six months of 2009, an increase of £445 million, or 20%, from £2,183 million in 2008 as explained above.

Adjusted operating profit

Aviva Europe adjusted operating profit in 2009 was £607 million, a decrease of £7 million from £614 million.

Aviva Europe’s long-term business adjusted operating profit was £478 million, a decrease of £8 million from £486 million for the first six months of 2008.  This is a result of reduced management fees earned on unit-linked business and lower expected returns on assets under management. Offsetting these factors is the benefit from the foreign exchange strengthening, principally in the euro.

In Europe, adjusted operating profit of our general insurance and health businesses was £167 million in 2009, an increase of £30 million, or 22%, over £137 million in 2008, due to the strengthening of the euro and lower large claims experience, partly offset by bad weather experience in France and lower longer-term investment return due to reduced interest rates and asset bases.

Profit before tax attributable to shareholders’ profits

Aviva Europe’s profit before tax attributable to shareholders’ profits was £798 million for the first six months of 2009, an increase of £711 million from £87 million in 2008. The increase was mainly due to improved investment returns.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales

Aviva Europe sales in 2008 increased by £1,356 million or 6% to £21,806 million (2007: £20,488 million), with increases in both long term and savings business and general insurance largely due to the strength of the euro against sterling.

Long-term business and savings sales in Aviva Europe in 2008 increased by £498 million or 3% to £17,716 million (2007: £17,256 million).  Within this, life and pensions sales increased to £16,990 million from £15,684 million in 2007 as a result of significant sales of the individual regular premium product launched in late 2007 and short term endowment policies sold through Deutsche Bank in Poland. In the Netherlands increased sales were due to a significant increase in corporate pension sales, where five contracts contributed a total of £1,106 million, which was partly offset by lower annuity sales as a result of increased competition from the banking sector. Sales in Other Europe increased due to a one-off payment of £545 million in Romania from the introduction of compulsory pensions. These improvements were offset by decreased sales in Italy and Ireland predominantly as a result of the worsening economic environment.

Investment sales in Aviva Europe in 2008 decreased by £808 million or 51% to £764 million (2007: £1,572 million) due to reduced sales across all countries as a result of the volatile investment markets.

Aviva Europe’s general insurance and health net written premiums were £4,090 million in 2008, an increase of £858 million, or 27%, from £3,232 million in 2007.  The increase in the sales result was driven by the strengthening of the euro, as well as competitively priced health products sold through our Dutch business and strong sales in Italy through our new bancassurance agreement with Banco Popolare. The Dutch health business, which contributed sales of £1,250 million, was sold with effect from 1 January 2009.

Net written premiums

Aviva Europe net written premiums in 2008 increased by £1,935 million or 15% to £15,066 million (2007: £13,131 million).

Net written premiums in our Aviva Europe long-term businesses were £10,976 million in 2008, an increase of £1,077 million, or 11%, from £9,899 million in 2007.  This increase resulted from new product launches in Poland, securing five corporate schemes in the Netherlands and the introduction of compulsory pensions in Romania.

Aviva Europe’s general insurance and health net written premiums were £4,090 million in 2008, an increase of £858 million, or 27%, from £3,232 million in 2007 as explained above.

Adjusted operating profit

Aviva Europe adjusted operating profit in 2008 was £1,141 million, a decrease of 5% or £56 million from £1,197 million.

Aviva Europe’s long-term business adjusted operating profit was £881 million, an increase of £104 million, or 13%, from £777 million in 2007.  This result is partially attributable to the strengthening of the euro, which has had a positive impact on all our major markets. The main countries contributing to the increase were Poland, reflecting higher management fees and cost efficiencies and Spain, which earned higher profits on protection business following growth in the underlying portfolio from the acquisition of Cajamurcia in the fourth quarter of 2007.

In Europe, adjusted operating profit of our general insurance and health businesses was £397 million in 2008, a decrease of £45 million, or 10%, over £442 million in 2007, due to increased price competition across a number of countries, particularly in Ireland and the Netherlands. This was partly offset by the development of new distribution channels, product launches in the year across a number of our businesses and the strengthening of the euro.

Profit before tax attributable to shareholders’ profits

Aviva Europe’s profit before tax attributable to shareholders’ profits was £48 million in 2008, a decrease of £1,274 million, or 96%, from £1,322 million in 2007.  The decrease was mainly due to adverse investment returns and the cost of the unit-linked compensation in the Netherlands of £126 million.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales

Total sales in Aviva Europe in 2007 increased by £2,676 million or 15% to £20,488 million (2006: £17,812 million).

Long-term business and savings sales in Aviva Europe in 2007 increased by £2,731 million or 19% to £17,256 million (2006: £14,525 million).  Within this, life and pension sales grew by £2,050 million or 15% to £15,684 million (2006: £13,634 million). This increase reflected higher sales in Ireland, due to growth in both the bancassurance and broker channels from new product developments and expansion of the fund range, the benefit of a £540 million group pension contract in the Netherlands and strong sales growth in Spain and central and eastern Europe.

Investment sales in 2007 increased by £681 million or 74% to £1,572 million (2006: £891 million) due to strong sales in the Netherlands and Poland.

Aviva Europe’s general insurance and health net written premiums were £3,232 million in 2007, a decrease of £55 million, or 2%, from £3,287 million in 2006.  The result is mainly attributable to falling premium rates in Ireland and lower premiums in the Netherlands health business, which were partially offset by an increase in policies in Ireland and the inclusion of the acquired business Erasmus, in the Netherlands’ results.

Net written premiums

Net written premiums in Aviva Europe in 2008 increased by £56 million or under 1% to £13,131 million (2006: £13,075 million).

Net written premiums in our Aviva Europe long-term businesses were £9,899 million in 2007, an increase of £111 million, or 1%, from £9,788 million in 2006.  This increase resulted from increased sales in Ireland, group pension contracts in the Netherlands and strong sales growth in Spain.

Aviva Europe’s general insurance and health net written premiums were £3,232 million in 2007, a decrease of £55 million, or 2%, from £3,287 million in 2006 as explained above.

Adjusted operating profit

Adjusted operating profit in Aviva Europe in 2007 increased by £166 million or 16% to £1,197 million (2006: £1,031 million), with the increase largely due to the long term and savings business.

Aviva Europe’s long-term business adjusted operating profit was £777 million in 2007, an increase of £129 million, or 20%, from £648 million in 2006.  The increase was mainly due to higher interest rates and a larger investment portfolio in France, improved operating performance from strong sales growth in Ireland, higher interest rates and more favourable mortality and other technical reserve movements in the Netherlands, and higher state pension premium income and growth in assets in Poland.

In Europe, adjusted operating profit of our general insurance and health businesses was £442 million in 2007, an increase of £27 million, or 7%, over £415 million in 2006.  The result was mainly due to strong control of costs and favourable claims experience in France and favourable prior year claims development in the Netherlands, which was offset by intensifying competition and higher claims costs in Ireland.

Profit before tax attributable to shareholders’ profits

Aviva Europe’s profit before tax attributable to shareholders’ profits was £1,322 million in 2007, a decrease of £141 million, or 10%, from £1,463 million in 2006.  The 2006 result reflected the profit on sale of Pro Capital in France, £79 million, and the sale of 25% of Hibernian Life Holdings as part of the Ark Life acquisition, resulting in a profit of £86 million.

North America

Aviva North America includes the long-term business in the U.S., which provides life insurance and annuity products, and the general insurance business in Canada.  The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS of Aviva North America for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006(1) £m
Protection	374	273	623	617	140
Annuities	2,815	1,579	4,244	2,600	755
Other long-term business	-	375	848	429	-
General insurance	889	771	1,601	1,412	1,389
Sales	4,078	2,998	7,316	5,058	2,284

Net written premiums	4,146	2,557	6,268	4,426	2,320

Long term business	24	30	16	79	13
General insurance	87	76	145	154	148
Non-insurance	(8)	(4)	(12)	(4)	-
Adjusted operating profit	103	102	149	229	161

Profit/(loss) before tax attributable to shareholders’ profits	78	9	(338)	(38)	188

(1) Includes only the last six weeks of the year, following the AmerUs acquisition

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales

Sales in Aviva North America increased by £1,080 million or 36% to £4,078 million (six months ended 2008: £2,998 million). This increase reflected higher U.S. long-term business sales, driven by improved annuity sales, reflecting our expanded distribution, new product launches and successful marketing programmes. General insurance sales in Canada increased by 15% to £889 million, with growth across all lines driven by favourable foreign exchange movements and improved retention in personal homeowner business.

Net written premiums

Aviva North America’s net written premiums were £4,146 million in 2009, an increase of £1,589 million, or 62%, from £2,557 million in 2008.  The increase was mainly due to increased annuity sales in the U.S. and improved sales across all lines of business in Canada.

Adjusted operating profit

Adjusted operating profit in Aviva North America was £103 million for the first six months of 2009, in line with the same period in 2008.  In Canada, general insurance operating profit improved due to higher sales volumes, the improvement in the underwriting result and foreign exchange movements. In the U.S., operating profit was slightly down as the favourable impact of management action to improve the profitability of life and annuity products was offset by margin compression, including higher option costs and the impact of higher lapse experience.

Profit before tax attributable to shareholders’ profits

Aviva North America’s profit before tax attributable to shareholders’ profits was £78 million for the first six months of 2009, an increase of £69 million, from £9 million in the same period of 2008, driven by improved investment returns.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales

Sales in Aviva North America in 2008 increased by £2,258 million or 45% to £7,316 million (2007: £5,058 million). This increase reflected higher U.S. long-term business sales, driven by improved annuity sales, reflecting our expanded distribution, new product launches and successful marketing programmes. General insurance sales in Canada increased by 13% to £1,601 million, with growth across all lines and sales through the acquisition of National Home Warranty in July 2008.

Net written premiums

Aviva North America’s net written premiums were £6,268 million in 2008, an increase of £1,842 million, or 42%, from £4,426 million in 2007.  The increase was mainly due to increased annuity sales in the U.S. and improved sales across all lines of business in Canada.

Adjusted operating profit

Adjusted operating profit in Aviva North America was £149 million in 2008, a decrease of £80 million, or 35%, from £229 million in 2007.  This is driven by lower annuity margins and lower yield on variable rate investments. Annuity margins were adversely impacted by increased option costs and lower account value, driven by underperformance of the equity markets and higher lapse rates.  In our Canadian general insurance business the result was impacted by favourable prior year development, which was offset by difficult market conditions in the insurance cycle, weather related costs, higher expenses and lower investment income as a result of the sale of equities undertaken in the latter half of 2007.

Profit before tax attributable to shareholders’ profits

Aviva North America’s loss before tax attributable to shareholders’ profits was £338 million in 2008, an increase in loss of £300 million, from £38 million loss in 2007.  The increased loss was mainly due to significantly lower investment income and the recognition of impairment losses, both driven by the downturn in the economic environment.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales

Sales in Aviva North America in 2007 increased by £2,774 million or 121% to £5,058 million (2006: £2,284 million). This increase reflected higher U.S. long-term business sales due to the consolidation of AmerUs for the full year compared to six weeks in 2006. Sales for the general insurance business in Canada were slightly higher due to growth in both personal and commercial lines volumes, particularly in property through increased warranty business.  This growth was partly offset by reductions in motor premiums resulting from increased competition.

Net written premiums

Aviva North America’s net written premiums were £4,426 million in 2007, an increase of £2,106 million, or 91%, from £2,320 million in 2006.  The increase was mainly due to the consolidation of AmerUs for the full year compared to six weeks in 2006.

Adjusted operating profit

Adjusted operating profit in Aviva North America was £229 million in 2007, an increase of £68 million, or 42%, from £161 million in 2006.  This increase was mainly due to the inclusion of AmerUs’s adjusted operating profit for the full year.

Profit before tax attributable to shareholders’ profits

Aviva North America’s loss before tax attributable to shareholders’ profits was £38 million in 2007, from a profit of £188 million in 2006.  The loss in 2007 is a result of adverse movements in investment returns.

Asia Pacific

Aviva Asia Pacific operates in eight countries across the region through both joint ventures and wholly-owned operations. We have businesses in markets at various stages of development, with established businesses in Singapore and Hong Kong, high potential businesses in India and China and new start up businesses in South Korea, Taiwan, Malaysia and Sri Lanka. We had an established business in Australia, which we sold on 1 October 2009. The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS of Aviva Asia Pacific for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Asia	786	909	1,719	1,868	1,156
Australia	684	1,052	1,780	2,415	1,903
Sales	1,470	1,961	3,499	4,283	3,059

Net written premiums	234	290	511	602	540

Adjusted operating profit
Asia long term and savings business	48	(7)	2	(6)	7
Australia long term and savings business	22	21	44	37	37
General insurance	7	(1)	-	4	-
Fund management and non-insurance	(14)	(15)	(10)	2	6
	63	15	36	37	50

Profit/(loss) before tax attributable to shareholders’ profits	109	(2)	(68)	35	49

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Sales

Sales in Aviva Asia Pacific were £1,470 million for the first six months of 2009, a decrease of £491 million, or 25%, from £1,961 million in 2008.  Long-term and savings sales were lower at £1,448 million (six months ended 30 June 2008: £1,947 million). Life and pensions sales were £698 million (six months ended 30 June 2008: £896 million), mainly driven by lower sales in Singapore, Hong Kong and India due to the uncertainty associated with the current economic conditions, partly offset by the inclusion of sales through South Korea of £127 million. Investment sales were also lower at £750 million (six months ended 30 June 2008: £1,051 million) due to the volatile investment markets.

Net written premiums

Aviva Asia Pacific’s net written premiums were £234 million in the first six months of 2009, a decrease of £56 million, or 19%, from £290 million in 2008.  The decrease was mainly due to the volatile investment markets.

Adjusted operating profit

Adjusted operating profit was £63 million in 2009, an increase of £48 million from £15 million in 2008.  This reflects the one off release of reserves in Singapore of £58 million following an actuarial review of risk margins.

Profit before tax attributable to shareholders’ profits

Aviva Asia Pacific’s profit before tax attributable to shareholders’ profit was £109 million in 2009, compared to £2 million loss in the first six months of 2008.  This reflects the one off reserve release in Singapore of £58 million and improved investment returns in the period.

Year ended 31 December 2008 compared to year ended 31 December 2007

Sales

Sales in Aviva Asia Pacific were £3,499 million in 2008, a decrease of £784 million, or 18%, from £4,283 million in 2007.  The decrease was primarily driven by significantly lower investment sales through Navigator (our wrap administration platform) of £1,746 million, which were £914 million lower than sales of £2,660 million in 2007. The lower investment sales were partially offset by higher long term business sales of £1,720 million compared to £1,595 million in 2007.

Overall sales in Asia declined in 2008 as a result of volatile investment markets, particularly in Hong Kong and Singapore. This was partly offset by growth in long term business sales in China, due to the expansion of the distribution network, and first time contributions from new ventures in South Korea and Taiwan.

Sales in Australia also decreased largely due to the benefit in 2007 of a one-off transfer of a group pension scheme and the favourable change in superannuation legislation, which impacted both long term and savings sales and investment sales.

Net written premiums

Aviva Asia Pacific’s net written premiums were £511 million in 2008, a decrease of £91 million, or 15%, from £602 million in 2007.  The decrease was mainly due to the volatile investment markets impacting sales in Hong Kong, where the products are mainly investment-related, and unusually high sales in Australia during 2007.

Adjusted operating profit

Adjusted operating profit was £36 million in 2008, a decrease of £1 million or 3%, from £37 million in 2007.  This reflects an increase in the long term and savings business due to lower new business strain from sales and business mix, offset by a loss in the fund management business due to the decline in the investment markets in 2008.

Profit before tax attributable to shareholders’ profits

Aviva Asia Pacific’s loss before tax attributable to shareholders’ profit was £68 million in 2008, compared to a profit of £35 million in 2007.  The loss in 2008 reflects the impact of adverse variances mainly in the long-term businesses.

Year ended 31 December 2007 compared to year ended 31 December 2006

Sales

Sales in Aviva Asia Pacific were £4,283 million in 2007, an increase of £1,224 million, or 40%, from £3,059 million in 2006.  The increase was primarily attributable to significantly higher investment sales through Navigator (our wrap administration platform) and higher long term business sales.  In Australia the increase reflected a strategic investment in key independent financial adviser groups and favourable changes to superannuation legislation and the transfer of a one-off group pension.

Sales in Asia continued to grow as a result of our expanding distribution and broadening geographical presence. Sales in Singapore grew through our relationships with key brokers and those in Hong Kong through the continued good performance of our partnership with the banking group DBS.  In China we increased our presence in the country to eight provinces, and in India, sales increased through bancassurance partnerships, ongoing expansion of the direct sales force and the addition of new branches in the year.

Net written premiums

Aviva Asia Pacific’s net written premiums were £602 million in 2007, an increase of £62 million, or 11%, from £540 million in 2006.  The increase was mainly due to increased sales through our bancassurance partnership in Hong Kong and the benefit of sales through key brokers in Singapore.

Adjusted operating profit

Adjusted operating profit was £37 million in 2007, a decrease of £13 million, or 26%, from £50 million in 2006.  This decrease was mainly due to the impact of new business strain in the developing Asian businesses.

Profit before tax attributable to shareholders’ profits

Aviva Asia Pacific’s profit before tax attributable to shareholders’ profits was £35 million in 2007, a decrease of £14 million, or 29%, from £49 million in 2006.  The decrease was mainly due to the cost of new business strain and lower investment income.

Aviva Investors

Aviva Investors, our fund management business, operates across all four regions providing fund management services to third party investors and supporting our long-term and general insurance operations.  The table below presents the adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and funds under management of Aviva Investors for the six months ended 30 June 2009 and 2008 and the years ended 31 December 2008, 2007 and 2006.

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Adjusted operating profit	36	61	114	147	112

Profit before tax attributable to shareholders’ profits	29	51	72	129	111

Funds under management	222,120	235,100	236,178	235,309	238,242

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Adjusted operating profit

Aviva Investors’ adjusted operating profit was £36 million for the first six months of 2009, a decrease of £25 million, or 41%, from £61 million in 2008.  The decrease was mainly due to the investment market volatility in the year, with all geographical areas experiencing downward pressure on fee income.

Profit before tax attributable to shareholders’ profits

Aviva Investor’s profit before tax attributable to shareholders’ profits was £29 million for the first six months of 2009, a decrease of £22 million, or 43%, from £51 million in 2008.  The decrease was mainly due to lower fee and commission income.

Funds under management

Aviva Investors’ funds under management were £222 billion at 30 June 2009, a decrease of £13 billion, or less than 6%, from £235 billion at 30 June 2008.

Year ended 31 December 2008 compared to year ended 31 December 2007

Adjusted operating profit

Aviva Investors’ adjusted operating profit was £114 million in 2008, a decrease of £33 million, or 22%, from £147 million in 2007.  The decrease was mainly due to the investment market volatility in the year, with all geographical areas experiencing downward pressure on fee income.

Profit before tax attributable to shareholders’ profits

Aviva Investor’s profit before tax attributable to shareholders’ profits was £72 million in 2008, a decrease of £57 million, or 44%, from £129 million in 2007.  The decrease was mainly due to the decline in investment markets and the integration and restructuring costs of setting up Aviva Investors.

Funds under management

Aviva Investors’ funds under management were £236 billion in 2008, an increase of £1 billion, or less than 1%, from £235 billion in 2007.  The increase was mainly due to exchange gains as sterling declined against other major currencies towards the end of the year, increasing the value of our non-sterling investments, offset by market factors where the fall in equity and property capital values and outflows from some open-ended property funds.

Year ended 31 December 2007 compared to year ended 31 December 2006

Adjusted operating profit

Aviva Investors’ adjusted operating profit was £147 million in 2007, an increase of £35 million, or 31%, from £112 million in 2006.  The increase was mainly due to increased investment management fee revenue resulting from new business and investment market performance in our U.K. operations, continued cost control and focused investment in the business.

Profit before tax attributable to shareholders’ profits

Aviva Investor’s profit before tax attributable to shareholders’ profits was £129 million in 2007, an increase of £18 million, or 16%, from £111 million in 2006.  The increase was mainly due to the higher operating profit noted above partly offset by amortisation of intangibles and impairment of goodwill.

Funds under management

Aviva Investors’ funds under management were £235 billion in 2007, a decrease of £3 billion, or 1%, from £238 billion in 2006.  The decrease was mainly due to divestment of funds and the fall in property capital values.

Corporate centre and group debt costs and other interest

	Six months ended 30 June		Year ended 31 December
	2009 £m	2008 £m	2008 £m	2007 £m	2006 £m
Corporate centre	(46)	(71)	(141)	(157)	(160)

Group debt costs and other interest	(318)	(201)	(379)	(363)	(381)

Six months ended 30 June 2009 compared to six months ended 30 June 2008

Corporate centre

The corporate centre costs for the first six months of 2009 decreased to £46 million (six months ended 30 June 2008: £71 million) due to reduced project spend and lower central spend resulting from the implementation of cost saving initiatives.

Group debt costs and other interest

Group debt costs and other interest comprise internal and external interest on borrowings, subordinated debt and intra-group loans not allocated to local business operations. Net pension income is also included, being the expected return on pension scheme assets less the interest charge on pension scheme liabilities.

In the first six months of 2009 group debt costs and other interest totalled £318 million (six months ended 2008: £201 million). External interest costs increased to £165 million (six months ended 2008: £128 million) reflecting higher interest in subordinated debt, due to the hybrid debt issues in 2008 and 2009, offset by lower commercial paper interest as proceeds from the issue were used to repay some commercial paper. Internal interest costs increased to £121 million (six months ended 2008: £95 million) driven by changes to our internal loan balances. Net pension charge was £32 million (six months ended 2008: £22 million income) reflecting lower rates of return on asset values and a higher charge on liabilities.

Year ended 31 December 2008 compared to year ended 31 December 2007

Corporate centre

The corporate centre costs for 2008 decreased to £141 million (2007: £157 million) due to lower central spend and staff incentive costs. Within this total, are project spend costs totalling £34 million (2007: £26 million). The increase in project spend was driven by the corporate centre’s share of the ongoing implementation of the global finance strategy. The decrease in corporate centre spend is partly explained by increased costs being borne by the operating segments, as certain corporate centre activities and costs have either been transferred or recharged to regional offices.

Group debt costs and other interest

In 2008 group debt costs and other interest totalled £379 million (2007: £363 million). External interest costs increased to £286 million (2007: £259 million) reflecting higher interest in subordinated debt, due to our hybrid debt issues in May and August 2008, offset by lower commercial paper interest as proceeds from the issue were used to repay some commercial paper. Internal interest costs increased to £197 million (2007: £179 million) driven by changes to our internal loan balances. Net pension income increased to £104 million (2007: £75 million) reflecting higher expected rates of return on assets offset by higher discount rates on liabilities.

Year ended 31 December 2007 compared to year ended 31 December 2006

Corporate centre

Corporate costs were £3 million or 2% lower at £157 million in 2007 (2006: £160 million).  This decrease was due to lower ongoing spend, reflecting the drive towards a leaner activist centre. partly offset by higher project costs as we continue to invest in our brand and global finance strategy.

Group debt costs and other interest

In 2007 these costs were reduced by £18 million or 5% to £363 million (2006: £381 million).The decrease reflected lower internal interest costs following the restructuring of internal loan agreements, partly offset by an increase in the interest on subordinated debt due to amounts raised in December 2006 to repay locally held AmerUs debt and on commercial paper raised to help fund the AmerUs acquisition.

Liquidity and Capital Resources

Treasury function

The treasury function of our business is managed by our centralised treasury team, headed by the Group Treasurer. The Group Treasurer acts as owner of Group policies for liquidity, derivatives and foreign exchange risk management within the Group risk governance and oversight framework. Changes in policy require the agreement of the Chief Risk Officer. Significant changes in policy require, in addition, the approval of the Assets and Liabilities Committee, the Executive Committee and then the Risk and Regulatory Committee of the Board.  These policies are independently implemented and monitored by each of our businesses.  Our central treasury team is split into distinct functions: a Group team, which develops our overall treasury strategy and our treasury team at Aviva Investors, which manages and monitors our treasury and cash flow positions for our holding companies.  Each business unit is responsible for monitoring its own cash and liquidity positions, as well as its ongoing funding requirements.  It is our policy to make the majority of our financing arrangements at the parent company level for our business units, primarily through external borrowings and equity offerings.  This enables us to achieve the efficiencies afforded by our collective size.  A number of our business units also raise debt on their own behalf.

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay the dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company, where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present operational requirements.

Extraordinary Market Conditions

Since mid-September 2008, the global financial markets have experienced unprecedented disruption, adversely affecting the business environment in general, as well as financial services companies in particular.  Continuing adverse financial market conditions could significantly affect our ability to meet liquidity needs and obtain capital, although management believes that we have liquidity and capital resources to meet business requirements under current market conditions.

Our consolidated net cash and cash equivalents amounted to £24,069 million and £15,564 million at December 31, 2008 and 2007, respectively, an increase of £8,505 million. This higher-than-normal level of short-term liquidity was accumulated to provide additional flexibility to address potential variations in cash needs while credit market conditions remained distressed.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, such as issuing £200m long term subordinated debt in March 2009, and will continue to monitor the situation closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:
•	Match the profile of our assets and liabilities, taking into account the risks inherent in each business;

•	Maintain financial strength to support new business growth while still satisfying the requirements of policyholders, regulators and rating agencies;
•	Retain financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
•	Allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
•	Manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the group through dividends and capital injections is discussed later in this section under the headings “–Sources of Liquidity” and “–Capital injections”. Overall, the group and its subsidiaries satisfy all existing requirements and, as reported below, have significant resources and capital strength.

Aviva plc’s long term counterparty credit rating is A (strong), negative outlook from Standard and Poor’s and A1 (good), negative outlook from Moody’s.  This rating represents Aviva’s ability to repay its long term borrowings as assessed by the rating agencies.  The Insurance Financial Strength ratings (representing the ability to pay policyholders) of the group’s main operating subsidiaries are AA- (very strong) with a negative outlook from Standard & Poor’s and Aa3 (excellent) with a negative outlook from Moody’s and A (excellent) with a stable outlook from AM Best. Insurance companies rated AA (Standard & Poor’s) or Aa (Moody’s) offer excellent financial security and together with AAA rated companies constitute what are generally known as high-grade companies.

At 31 December 2008, the Group had £22.1 billion (31 December 2007: £21.4 billion) of total capital employed in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.

In 2008, the total capital employed increased by £0.7 billion driven by foreign currency translation gains on capital employed in U.S. dollars and euros and the raising of additional capital (subordinated debt and net internal debt) partly offset by operational results and market movements in the year. See Item 18, “Financial Statements – Note 48 – Group capital structure”.

In addition to external funding sources, we have a number of internal debt arrangements in place. These have allowed the assets supporting technical liabilities to be invested into the pool of central assets for use across the Group. They have also enabled us to deploy cash from some parts of the business to others in order to fund growth. Although intra-group loans in nature, they are counted as part of the capital base for the purpose of capital management. All internal loans satisfy arms length criteria and all interest payments have been made when due.

The presentation of internal debt depicts a net debt position which represents the upstream of internal loans from business operations to corporate and holding entities net of tangible assets held by these entities. The corporate net liabilities represent the element of the pension scheme deficit held centrally.

Management of Debt

Aviva plc is the principal financing vehicle in our centralised funding strategy.  Our senior debt obligations are supported by guarantees from our principal non-life trading subsidiaries.  We also manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range.  We aim to maintain a balance of fixed and floating rate debt, and manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities.  We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling, euros and U.S. dollars, based on investor demand at the time of issuance and management of the Group's foreign exchange translation exposures in the statement of financial position.

In May 2008, we issued subordinated debt in two tranches comprising £400 million callable in 2038, and €400 million callable in 2018.  We used £600 million sterling equivalent to repay commercial paper denominated in various currencies.  In August 2008, we issued a further £200 million, callable in 2038.

In January 2007, we issued $375 million of commercial paper, which was used to repay senior debt in our U.S. business.  In the year ended 31 December 2006 we raised £442 million of new borrowings in order to fund the acquisition of AmerUs and repay senior debt in AmerUs.

At 31 December 2008, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £15.2 billion.  Of the total borrowings £5.5 billion are considered to be core borrowings and are included within the Group’s capital employed.  The balance of £9.7 billion represents operational debt issued by operating subsidiaries. Approximately half of these borrowings were on a fixed rate basis and have maturity terms between two and 34 years.  The balance of our borrowings was represented by commercial paper with average interest rates of 3.6% and floating rate bank borrowings.  We also have substantial committed credit facilities available for our use.  At 31 December 2008, we had undrawn committed credit facilities expiring within one year of £0.8 billion compared to £0.5 billion of such facilities at 31 December 2007, and £1.3 billion in credit facilities expiring after more than one year compared to £1.6 billion of such facilities at 31 December 2007.  Of these facilities, £1 billion was allocated in both 2008 and 2007 to support our commercial paper program.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in Item 18, “Financial Statements – Note 42 – Borrowings”.  Commercial paper is issued for terms up to six months and is generally reissued at maturity. The earliest repayment date for other debt instruments is an €800 million subordinated debt instrument with a first call date of 14 November 2011 at the option of the company.  At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon and deferring repayment until 2021.

The table below provides presents our debt position for the periods indicated:

	2008 £m	2007 £m
Core structural borrowings
Subordinated debt	4,606	3,054
Debenture loans	379	335
Commercial paper	540	922
	5,525	4,311
Operational borrowings
Amounts owed to credit institutions	1,891	1,052
Securitised mortgage loans	7,785	7,294
	9,676	8,346

Total	15,201	12,657

In both the U.K. and the Netherlands, we have raised non-recourse funding secured against books of mortgages.  This funding has been raised through the use of special purpose entities. The beneficial interest in the books of mortgages has been passed to these special purpose entities.  These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,590 million in the U.K. and £6,195 million in the Netherlands.  In both cases, we continue to receive fees from these special purpose entities in respect of loan administration services.  In the Netherlands, we also receive payments under the terms of interest rate swaps which we have entered into with the special purpose entities.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within Item 18, “Financial Statements – Note 18 – Securitised mortgages and related assets”.

In addition to our external funding sources, we have a number of internal debt arrangements in place.  These allow the assets supporting technical liabilities to be invested into a pool of central capital for use across the group.  They also enable us to deploy cash from some parts of the business to others in order to fund growth.  Although these are intra-group loans, we count them as part of our capital base for the purpose of capital management.  We believe that all internal loans have been negotiated at market rates and are appropriately serviced.

Undrawn Borrowings

At 31 December 2008, we had £2.1 billion undrawn committed central borrowing facilities available to us, provided by a diverse range of 10 leading banks, all but one of which were rated AA.  We have allocated £1,000 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2008 £m	2007 £m
Expiring within one year	815	500
Expiring beyond one year	1,285	1,575
Total	2,100	2,075

Our committed central borrowing facilities have two financial covenants:

•	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2008 borrowings were 61% of total shareholders funds.

•	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2008 total shareholders funds were 113% of non-life net written premiums.

Total shareholders’ funds are defined as the aggregate of nominal share capital of Aviva and the IFRS retained profits and reserves, plus the value of in-force long-term business, on a consolidated basis.

Sources of Liquidity

In managing our cash flow position, we have a number of sources of liquidity, including:

•	dividends from operating subsidiaries;
•	external debt issuance;
•	internal debt and central assets; and
•	funds generated by the sale of businesses.

One of our principal sources of liquidity is dividends from our subsidiaries.  The level of dividends is based on two primary factors:  the financial performance and the local solvency and capital requirements of our individual business units. The table below shows the dividends received from our principal operating subsidiaries in 2008:

Amounts received £m
U.K. life insurance	128
U.K. general insurance	-
Aviva Investors	21
France	221
Netherlands	180
Poland	109
Ireland	91
Other Europe	44
Other operations	108
Total	902

Under U.K. company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2008, Aviva plc itself had distributable reserves of £3,225 million, sufficient to pay dividends to our shareholders for three years based on historic dividend payments. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. While the U.K. insurance regulatory laws applicable to UK Life and our other U.K. subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the FSA’s rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. For example, the ability of our U.S. insurance subsidiaries to provide inter-company loans is subject to state regulations which restrict the making of loans or require explicit regulatory approval. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading “Regulatory capital position”. Our U.S. subsidiaries are also subject to state laws that limit the dividends payable to the parent company and dividends in excess of these limitations generally require the approval of the state insurance commissioner. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

We have also received funds from the sale of parts of our businesses. For the year ended 31 December 2008 cash proceeds from the disposal of subsidiaries, joint ventures and associates net of cash transferred amounted to £25 million compared to £283 million for the year ended 31 December 2007. Principal disposals in 2007 and cash consideration received are disclosed in Item 18, “Financial Statements – Note 2 – Subsidiaries”.

We have established two main programmes for the issuance of external debt.  For short term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies.  At 31 December 2008 the outstanding debt issued under this programme was £540 million.

For longer term debt we have established a Euro Medium Term Note (EMTN) programme.  This programme has documentation readily available to allow quick issuance of long term debt with a variety of terms of conditions.  Debt issued under this programme may be senior guaranteed debt or regulatory qualifying debt and may have a fixed or floating interest rate.  At 31 December 2008 the outstanding debt issued under this programme was £1,283 million.

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central group cash flows.

In 2008, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instrument amounted to £805 million, compared to £570 million in 2007.

In 2008, our total debt costs on central borrowings were £286 million.  This compared to £259 million of interest paid on central borrowings in 2007.  Total corporate centre expenses in 2008 were £141 million compared to £163 million in 2007.

An additional application of our funds is the acquisition of businesses. In 2008, cash paid for the acquisition of subsidiaries, joint ventures and associates net of cash acquired amounted to £95 million, compared to £769 million in 2007. Principal acquisitions in 2007 and cash consideration paid are disclosed in Item 18, “Financial Statements – Note 2 – Subsidiaries”.

Capital injections

We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations.  Capital is provided either by equity or, where a local holding company is in place, may be via loans with the holding company subsequently injecting equity capital in the regulated operating company.  Each capital injection is subject to review by our central Group Approvals Committee and needs to meet our required internal rates of return.  To the extent capital injections are provided or funded by regulated entities, then we have to consider the impact on regulatory capital of the capital injection. Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £666 million and £199 million in 2008 and 2007 respectively.

Consolidated cash flows

The cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents also include bank overdrafts, which are included in payables and other financial liabilities on the balance sheet.

Six months ended 30 June 2009 compared to 6 months ended 30 June 2008

Net cash from operating activities

Total net cash from operating activities was £260 million higher at £3,551 million at 30 June 2009 (30 June 2008: £3,291 million).

This increase was driven by higher net written premiums from our annuities and pension operations. Partially offsetting this was a reduction in net written premiums in our general insurance and health business, driven by two main factors: (i) the sale of the health insurance business in the Netherlands on 1 January 2009; and (ii) our withdrawal from less profitable distribution channels in our largest general insurance business in the UK following a strategic decision to seek to deliver higher underwriting margins by focusing on our pricing and risk selection, which resulted in lower sales volumes and lower net written premiums. This reduction in general insurance and health net written premiums reduced cash receipts, whilst cash outflows, in the form of claims, were incurred on the larger portfolio of business written in previous years. Accordingly, operating cashflows from our general insurance and health businesses declined. Net operating cashflows were also impacted by an increase in net purchases of investments. In spite of the decrease in operating cashflows from our general insurance and health activities, fair value gains on our investment portfolio across our life and general insurance and health operating segments, which do not affect cash flows, increased the profit before tax attributable to shareholders.

Net cash used in investing activities

Total net cash used in investing activities increased by £99 million to £516 million at 30 June 2009 (30 June 2008: £417 million). This was due to cash outflows on disposal of certain subsidiaries, joint ventures and associates, once net cash transferred on disposal was taken into consideration. This was partially offset by a reduction in property purchases, a fall in acquisitions of subsidiaries, joint ventures and associates and an increase in proceeds on sale of property and equipment.

Principal acquisitions and disposals in 2008 and cash consideration paid and received are disclosed in Item 18 – “Financial Statements – Note 2 – Subsidiaries”.

Net cash outflow on financing activities

Net cash used in financing activities was £80 million lower at £975 million (30 June 2008: £1,055 million). This reduction in cash used in the period was partly due to the net drawdown of borrowings and a decrease in dividends paid.

Net cash and cash equivalents

At 30 June 2009, total consolidated net cash and cash equivalents amounted to £24,164 million, an increase of £6,638 million (30 June 2008: £17,526).

Year ended 31 December 2008 compared to year ended 31 December 2007

Net cash from operating activities

Total net cash from operating activities was £3,776 million higher at £8,279 million in 2008 (2007: £4,503 million).

This increase reflected the growth in annuities and higher pension sales, offset partly by a reduction in net written premiums in the general insurance and health business and above average claims payments in respect of the summer 2007 UK floods.

Net cash used in investing activities

Total net cash used in investing activities was lower by £240 million at £395 million in 2008 (2007: £635 million), due to a reduction in acquisitions of subsidiaries, joint ventures and associates and rise in cash received on disposal of subsidiaries. This was partially offset by an increase in the net repayment of loans to joint ventures and associates.

Principal acquisitions and disposals in 2008 and cash consideration paid and received are disclosed in Item 18 – “Financial Statements – Note 2 – Subsidiaries”.

Net cash outflow on financing activities

Net cash used in financing activities was £953 million higher at £2,137 million (2007: £1,184 million). This was due to an increase in interest paid on borrowings, an increase in ordinary dividends paid and a reduction in capital contributions received from minority shareholders.

Net cash and cash equivalents

At 31 December 2008, total consolidated net cash and cash equivalents amounted to £23,798 million, an increase of £8,596 million over £15,202 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Net cash from operating activities

Total net cash from operating activities was £3,015 million higher at £4,503 million in 2007 (2006: £1,488 million).

This increase reflected higher net written premiums in our general insurance business as well as in our savings, protection and annuities markets, partly offset by higher levels of claims paid in the year and tax paid.

Net cash used in investing activities

Net cash used in investing activities was £635 million in 2007, a reduction of £939 million compared to the prior year (2006: £1,574 million).

This movement year on year was caused by the timing of cash outflows and inflows in respect of subsidiary acquisitions and disposals. In 2006, the acquisition of AmerUs resulted in net cash outflows, whereas in 2007 cash received on disposal of businesses, such as RAC’s non-core businesses, was greater than the cash paid for newly acquired subsidiaries.

This decrease in cash outflows was offset by cash consideration paid for certain acquisitions, most notably Erasmus Group, offset by the repayment of loans to joint ventures and associates.

Principal disposals in 2007 and cash consideration paid are disclosed in Item 18 – “Financial Statements – Note 2 – Subsidiaries”.

Net cash outflow on financing activities

Net cash outflow on financing activities was £1,184 million at 31 December 2007 (2006: net cash inflow £659 million), a movement of £1,843 million.

The significant cash inflows in 2006 were in order to fund the purchase of AmerUs, which was raised by the issuance of ordinary shares for cash proceeds totalling £935 million (2007: £48 million) and a drawdown of borrowings totalling £1,367 million (2007: £36 million). This was offset by increased interest payments on borrowings.

Net cash and cash equivalents

At 31 December 2007, total consolidated net cash and cash equivalents amounted to £15,202 million, an increase of £3,275 million over £11,927 million in 2006.

The consolidated cash flow is set out in the consolidated financial statements in Item 18 of this Form 20-F.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in Item 5, "Operating and Financial Review and Prospects – Factors Affecting Results of Operations – Exchange Rate Fluctuations".

Regulatory capital position

We measure and report the financial strength of our insurance subsidiaries with reference to relevant capital and solvency regulations. These measures are based on local regulatory requirements and are consolidated under the European Insurance Groups Directive (IGD). The regulatory capital tests seek to verify that we retain an excess of solvency capital above the required minimum level calculated using a series of prudent assumptions about the type of business written by our insurance subsidiaries.

Group

	30 June 2009	31 December 2008	31 December 2007
Insurance Groups Directive (IGD) excess solvency	£3.2 billion	£2.0 billion	£2.9 billion
Cover (times) over EU minimum	1.5 times	1.3 times	1.5 times

We have a regulatory obligation to have positive solvency on a regulatory IGD basis at all times. Our risk management processes ensure adequate review of this measure. At 31 December 2008, the estimated excess regulatory capital was £2.0 billion (31 December 2007: £2.9 billion). Since 31 December 2008 we have actively focused on strengthening our regulatory capital position, increasing our estimated excess regulatory capital from £2.0 billion to £3.2 billion at 30 June 2009. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in our U.K. and Irish Life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (U.S., Australia and Canada) a risk charge on assets and liabilities approach is used. The IGD is a pure aggregation test with no credit given for the diversification benefits of Aviva.

Our excess solvency of £2.0 billion reflects a net decrease of £0.9 billion since 31 December 2007 reflecting the prevailing challenging market and general insurance trading conditions offset by various capital initiatives undertaken during the year, including the issue of hybrid debt.  Following individual guidance from the FSA we now recognise surpluses in the non-profit funds of our U.K. life and pensions business which is available for transfer to shareholders of £0.4 billion, the benefit of which is offset by reserve strengthening elsewhere in the group.

The £1.2 billion increase in our estimated excess regulatory capital in the first half of 2009 reflects a combination of operating and market performance as well as the benefit of a number of capital management initiatives. Initiatives in the period include the issue of £0.2 billion of hybrid capital, issuance of hybrid debt in the Netherlands of £0.4 billion and a £0.1 billion benefit from the disposal of the Dutch healthcare business.  In addition, there was a £0.5 billion benefit from a change in the value of non-regulated entities, which includes the recognition of intellectual property rights and movements in the value of distribution companies. The introduction of the scrip scheme with the 2008 full year dividend, allowing investors the option of receiving dividends in the form of new Aviva shares, also provided a capital benefit of nearly £0.2 billion.

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:
	2008 £m	2007 £m
Investment property	7	55
Property and equipment	108	160
	115	215

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2007: £nil). We have capital commitments to our joint ventures of £nil (2007: nil) and to other investment vehicles of £48 million (2007: £157 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in Item 18, “Financial Statements – Note 35 – Financial guarantees and options”. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in Item 18, “Financial Statements – Note 46 – Commitments”.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2008, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Standard financial warranties include the accuracy and completeness of the statement of financial position at the completion date, details of outstanding litigation, the position on tax filings and any outstanding clearance items. In addition, specific clauses cover such matters as regulatory approvals and licences, the adequacy of actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

There are a number of outstanding claims on recent disposals, none of which is material. There are also open claim periods on other recent disposals on which we have neither received, nor expect to receive, any such claims. We believe that there is no material exposure in this respect and therefore we do not have any liabilities in our statement of financial position in respect of claims under guarantees, indemnities and warranties in connection with disposals.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities, in our U.K. Life and Dutch businesses, as set out in Item 18, “Financial Statements – Note 18 – Securitised mortgages and related assets”. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

Limited liability partnerships classified as joint ventures

As part of their investment strategy, the U.K. and certain European long-term business policyholder funds have invested in a number of property limited partnerships (“PLP”), either directly or via property unit trusts (“PUT”), through a mix of capital and loans. The PLPs are managed by general partners (“GP”), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary.

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. If a partnership is managed by a contractual arrangement agreement such that no party exerts control, notwithstanding that the Group’s partnership share or economic interest in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2008, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 53.8% economic interest.

Item 18, “Financial Statements – Note 13 – Interests in, and loans to, joint ventures” provides a list of PLPs accounted for as joint ventures, as well as summarised information on the revenue, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2008, we had £nil capital commitments to these PLP joint ventures.

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2008 included the following:

	Less than one year	Between one and three years	Between three and five years	After five years	Total
	(In £ Millions)
Insurance and investment contracts
Long term business
- Insurance contracts – non-linked1	12,784	24,996	21,156	137,045	195,981
- Investment contracts – non-linked2	60,264	-	-	-	60,264
- Linked business2	75,952	-	-	-	75,952
General insurance3	8,843	5,135	2,492	4,056	20,526
	157,843	30,131	23,648	141,101	352,723
Other contractual obligations4
Borrowings	1,767	1,922	2,367	39,220	45,276
Operating lease obligations	207	567	59	971	1,804
Capital commitments	88	26	-	-	114
Payables and other financial liabilities5	18,468	1,956	112	592	21,128
Net asset value attributable to unitholders	6,918	-	-	-	6,918
TOTAL	185,291	34,602	26,186	181,884	427,963

Reconciliation to the statement of financial position	(In £ Millions)
Total contractual obligations above	427,963
Effect of discounting contractual cash flows for insurance contracts	(70,314)
Contractual undiscounted interest payments6	(27,924)
Difference between carrying value of borrowings and undiscounted cash flows of principle	(2,151)
Contractual cash flows under operating leases and capital commitments	(1,918)
Difference between derivative liabilities contractual cash flows and carrying value	(288)
Liabilities of operations classified as held for sale	1,221
Non-contractual / short term obligations
- Unallocated divisible surplus7	2,325
- Provisions8	2,984
- Current and deferred tax liabilities	3,662
- Other liabilities	4,556
Total liabilities per statement of financial position	340,116

1 Amounts shown in respect of long term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds (see below).
2 All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for non-linked investment contracts is shown in the Within 1 year column above.
3 Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see Item 18, “Financial Statements – Note 33 – Insurance liabilities”. The timing of cash flows reflects a best estimate of when claims will be settled.
4 The Group has no material finance leases for property and equipment.
5 Includes obligations under stock lending and repurchase agreements.
6 When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £89 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.
7 The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘‘asset share’’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

8 Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes around the world, full details of which are provided in Item 18, “Financial Statements – Note 41 – Pension obligations”. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees for the short term, typically a period of up to 5 years. However, these contributions are revisited annually in light of changes in expectations of investment returns and other assumptions. The scheme liabilities have an average duration of between 20 and 23 years in the U.K. schemes and between 12 and 17 years in the non-U.K. schemes.

Asset Liability Matching

Generally, our individual business units generate sufficient capital from the receipt of premiums, fees and investment income, along with planned asset sales and maturities, to pay claims and expenses.  However there may be instances where additional cash requirements arise in excess of that available within the operating businesses.  In such instances, we have several options to raise needed funds, including selling assets from the investment portfolios, using Group funds, issuing commercial paper and drawing funds from other credit facilities.

All of the assets that we use to back our insurance liabilities are carried at fair values. In the event of a significant variation between the expected maturities of our assets and the cash requirements upon the settlement of contracted liabilities, if it was also necessary to sell a tranche of securities earlier than anticipated, we do not believe that there would be a significant impact upon the financial investment asset values, as recognised in the consolidated statement of financial position as at 31 December 2008.

Our Group Risk management team has established a common market risk framework.  The Group policy provides principal corporate objectives that must be included in the market risk framework of each of our business units and regions.  The Group’s market risk policy requires that clear asset liability management (“ALM”) methodologies are in place in each of our businesses, and is reviewed annually.  The ALM methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.

Where any decision to adopt a position in respect of policyholder assets and liabilities is not closely matched but is within the business unit’s investment risk appetite, the impact is monitored through our economic capital measurement process.  The decision taken must be justified to the local management board and Group management by a full analysis of the impact of the level of mismatch on both risk and return.

ALM strategy may be determined at a sub fund level for a block of closely related liabilities. Alternatively, if ALM strategy is determined at a fund or company level it will usually be appropriate (for pricing, financial reporting and risk management purposes) to develop a hypothecation of assets to notional sub funds with different liability characteristics.  It is for this reason that Group Risk provides a framework of corporate objectives within which the operating businesses develop specific and appropriate ALM methodologies to seek to ensure that our businesses have sufficient liquidity to settle claims as they are expected to arise.

ALM modelling is based on a projection of both assets and liabilities into the future. Stochastic models are used to set ALM policy where fund particulars contain a range of outcomes.

A further tenet of our risk management strategy involves investment strategies, which also take into account the accounting, regulatory, capital and tax issues. The ALM strategy also takes into account the reasonable expectations of policyholders, local best practice and meets relevant regulatory requirements.

Our investment strategies are designed to seek to ensure that sufficient liquidity exists in extreme business scenarios. For example, our investment strategy must consider a scenario of high lapses accompanied by poor investment markets or a general insurance catastrophe event.

The ALM methodology involves matching assets and liabilities at an operational level. As the assets are held in different legal entities, we do not assess such maturities on a consolidated basis. Therefore, we do not prepare, and have not included, a maturity analysis of investments and loans during the five year period following the balance sheet date on a consolidated basis.

While a maturity analysis for investments and loans is not currently required for financial reporting under IFRS, we note that recent amendments to IFRS 7 Financial instruments: Disclosures, which will be applicable for the financial year ended 31 December 2009, require the disclosure of a maturity analysis of financial assets, if that information is necessary to enable the users of the financial statements to evaluate the nature and extent of liquidity risk. Therefore, we will be presenting such disclosures in financial reports following the effectiveness of such amendments.

We believe our ALM asset allocation processes, outlined above, are adequate to ensure the sufficiency of our short and long term cash requirements, and, therefore, we do not expect to experience significant variances between the maturity of the contractual liabilities and the assets required to settle them.  In addition, for a substantial proportion of the UK with-profits liabilities, the contracted liabilities may be reduced by the application of surrender charges if a policyholder were to surrender their policy ahead of contracted dates.  This product feature is also an important tool in allowing us to manage our liability settlement process.

IFRS Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board.

In preparing our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, we evaluate these estimates, including those related to life insurance business and non-life and health business provisioning, the fair value of assets and the declaration of with-profits business bonus rates.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the current circumstances.  These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates to the extent that actual conditions arising deviate from assumed conditions.

Critical accounting policies are those that reflect significant judgments and uncertainties and potentially may lead to materially different results under different assumptions and conditions.  Our critical accounting policies are those described below.

Investments

Financial instruments (including derivatives and loans)

The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as “other than trading”).

In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed.

Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items.

Fair value methodology

To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’. In preparing this disclosure we have considered the IASB’s expert advisory panel’s report, Measuring and disclosing the fair value of financial instruments in markets that are no longer active, issued in October 2008.

Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

Inputs to Level 2 fair values must be observable market information for the asset, either directly or indirectly.  If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

Inputs to Level 3 fair values are unobservable inputs for the asset.  Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models).  As such, unobservable inputs reflect the business unit's own assumptions about the assumptions that market participants would use in pricing the asset.  Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

The table below presents an analysis of investments according to fair value hierarchy:

At 31 December 2008	Fair Value Hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total Fair value £m	Amortised cost £m	LESS: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Investment properties	–	14,426	–	14,426	–	–	14,426
Loans	–	21,468	–	21,468	20,769	–	42,237
Debt securities	108,087	40,797	1,850	150,734	–	(336)	150,398
Equity securities	36,607	5,873	931	43,411	–	(60)	43,351
Other investments (including derivatives)	24,655	11,792	64	36,511	–	–	36,511
	169,349	94,356	2,845	266,550	20,769	(396)	286,923
At 31 December 2007	Fair Value Hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total Fair value £m	Amortised cost £m	LESS: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Investment properties	–	15,391	–	15,391	–	–	15,391
Loans	–	18,540	–	18,540	17,653	–	36,193
Debt securities	101,621	18,710	1,260	121,591	–	(80)	121,511
Equity securities	54,124	4,309	632	59,065	–	(236)	58,829
Other investments (including derivatives)	27,286	8,895	319	36,500	–	–	36,500
	183,031	65,845	2,211	251,087	17,653	(316)	268,424

At 31 December 2008, 35% of total investments carried at fair value were classified as Level 2 in the fair value hierarchy (2007: 26%). Excluding loans and investment properties the percentage of total investments carried at fair value at 31 December 2008 classified as Level 2 was 25% (2007: 15%). The increase in proportion of investments classified as Level 2 reflects the observed reduction in market liquidity during 2008 due to the ongoing uncertainty in the international financial markets.

At 31 December 2008, 1% of financial investments are fair valued using models with significant unobservable market parameters (2007: 1%). A reconciliation of movements in investments classified as Level 3 is included in Item 18, “Financial Statements – Note 19 Financial Investments”.

Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, it is believed that changing one or more of the assumptions for reasonably possible alternative assumptions would not change fair value significantly.

Valuations obtained from third party sources are generally the proprietary information of the third party provider, and therefore, while the third party provider may discuss with us their methodologies and sources of inputs, we are unable to re-perform their valuations. We do, however, validate third party valuations against other third party pricing providers, broker quotes or our own internal models, where we believe there is uncertainty over the reliability of the third party valuation.

The fair values of our financial investments are subject to market risk and credit risks, primarily interest rate, equity price and foreign currency exchange risks. Item 11, “Quantitative and Qualitative Disclosures about Market Risk” provides disclosure and discussion of the impact of changes in market assumptions such as interest rates, exchange rates, equity and property prices. Item 18, “Financial Statements – Note 50 – Risk Management” provides information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Update on fair value hierarchy at 30 June 2009

Between 31 December 2008 and 30 June 2009 there were no significant movements of financial assets between fair value hierarchies.

Fixed maturity securities – Valuation techniques

The table below provides an analysis at 31 December 2008 of fixed maturity securities by pricing source.

	Fair Value Hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	108,087	37,366	1,089	146,542
Internal models	-	3,431	761	4,192
	108,087	40,797	1,850	150,734

We use a variety of valuation techniques to fair value fixed maturity securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. 87% of Level 2 fixed maturity securities are held by our businesses in North America, France and Italy.

Valuations sourced from third parties

To determine the appropriate fair value hierarchy, where we use third-party pricing vendor services, we generally ascertain from the vendors their valuation methodology, the market inputs into their models and how they have calibrated and tested their model outputs. Certain valuations received are further validated against broker quotes or internal models.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, we generally validate the price quoted by the broker by using internal models with observable inputs. When the price obtained from the broker and internal model are similar, we look to the inputs used in our internal model to understand the observability of the inputs used by the broker. In circumstances where internal models are not used to validate broker prices, and the observability of inputs used by brokers is unavailable, the investment is classified as Level 3. Broker quotes are usually non-binding.

Prices sourced from third parties for certain U.S. corporate securities and high-yield U.S. mortgage-backed securities are based on a consensus valuation by polling banks and trading desks of market makers in these instruments. The collection of quotes is adjusted to remove outliers and stale data. Such securities are classified as Level 3, as these inputs represent prices at which banks are holding these securities in their trading portfolios, but do not necessarily represent executable quotes or observable prices.

In France and Italy, our businesses have invested in complex structured bond-type products backing policyholder liabilities with a fair value of £5.1 billion, for which there is no active market. The bonds are either valued by third-party pricing vendor services or the issuer of the bond, and are validated against internal models using observable market inputs, hence the Level 2 classification.

Valuations obtained from third party sources, disclosed above, are unadjusted. However at 31 December 2008, for U.S. mortgage-backed securities, for which we receive third party valuations and also test against internally modelled valuations, where there is a significant difference between these valuations, we have considered the appropriateness and reliability of the third party valuations. For certain of these securities, considering current market activity, we have opted to use the internally modelled value as a more reliable reflection of fair value. The use of internal valuation models resulted in fair values for these securities that was £68 million higher than those provided by third party pricing vendor services. The fair value of these securities, which are classified as Level 3, was £399 million at 31 December 2008. The internal valuation models used for valuing these securities is discussed below.

Internal valuation models

For U.S. mortgage-backed securities valued using internal models, credit risk is reflected in determining the expected cash flows and the discount rate used. The discount rate is adjusted for the spread from the corresponding CMBX index, while inputs included in determining expected cash flows are debt service coverage ratios, loan-to-value ratios, interest rate protection, amortisation type, number of properties per loan, location and property type. A liquidity premium is added which is the difference between AAA rated credit card bonds and the average of AAA rated corporate bonds and agency debentures. At 31 December 2008, bonds valued on this basis amounted to £0.4 billion.

In our Spanish business we use internal models to value illiquid corporate bonds, as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Similarly in our U.K. Life business we use internal models for private placement notes, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market Swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. For illiquid Spanish corporate bonds the credit and liquidity spread is determined using market quotes of other bonds of the same issuer factored by the liquidity of asset or market. For private placements the credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. At 31 December 2008, bonds valued on this basis amounted to £2.5 billion in our Spanish business and £0.8 billion in our U.K. Life business.

The internal models used to validate complex structured bond-type products in France and Italy are based on a discounted cash flow model incorporating the specific characteristics of the bond, such as issue date, credit risk of issuer, form of payout and reference indices. These represent most of the debt securities validated using internal models.

Adjustments for credit and liquidity risk

Our internal models and the models used by third-party pricing vendor services incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observed market transactions.

To the extent observed market spreads are either not used in valuing a security, or do not fully reflect liquidity risk, our valuation methodology, whether sourced from internal models or third parties, reflects a liquidity premium.

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2008 of equity securities by pricing source.

	Fair Value Hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	36,607	5,793	593	42,993
Internal models	-	80	338	418
	36,607	5,873	931	43,411

Valuations obtained from third party sources, disclosed above, are unadjusted.

Equity securities classified as Level 2 are principally equity interests in unlisted investment funds held by our business in the Netherlands. Valuations are based on the fair value of the underlying investments in the funds, which are predominantly based on quoted market prices.

Equity securities classified as Level 3 are principally private equity investments held by our business in the Netherlands and strategic interests in banking partners held by our Italian business. Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2008 of other investments by pricing source.

	Fair Value Hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	24,655	10,866	64	35,585
Internal models	-	926	-	926
	24,655	11,792	64	36,511

Valuations obtained from third party sources, disclosed above, are unadjusted.

Other investments classified as Level 2 and Level 3 are principally unit trusts and similar investment vehicles as well as derivatives. Level 2 investments in unit trusts and similar investment vehicles, amounting to £5.5 billion, arise mainly in our U.K. Life business.

Of the internally modelled valuations for other investments disclosed above all relate to investments by our U.K. Life business in investment funds, which are valued on a “look through basis” to the underlying investments in the fund. The valuations of the underlying investments are based on information received from the third party fund manager, which support a Level 2 classification. A similar valuation approach is adopted by third parties where we have relied on them as a source of valuations.

All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models, or source prices from a third-party vendor utilising industry standard models and corroborate these prices to non-binding broker quotes. The internal model inputs are based on observable market data, except for a small number of non-standard swaps and bespoke tranche-based derivatives, with a fair value of £16 million at 31 December 2008, which are classified as Level 3 because the base correlations used in the internal model are unobservable inputs. Credit risk is considered, but the presence of collateral usually mitigates any non-performance risk related to the derivatives.

Investment property – Valuation techniques

The fair value of investment property reflects, among other things, rental income from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental income from future leases in the light of current conditions. We calculate fair values using a discounted cash flow approach, based on current rental income plus anticipated uplifts at the next rent review. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. No future growth in rental income is assumed.

Loans – Valuation techniques

For certain mortgage loans held in the U.K. and the Netherlands, we have taken advantage of the fair value option under IAS 39 to present mortgage loans, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Mortgage loans carried at fair value are predominantly commercial mortgage loans in the U.K. and residential mortgage loans in the Netherlands.

We have several layers of protection against credit default losses on our commercial loans, through the value of the mortgaged properties, underlying tenant rental income and in some cases general floating charges over other assets held by the borrower. Multiple loans to a single borrower may also achieve further protection through cross-charging whereby loans to a single borrower may be pooled so that any single loan is also supported by payments on other pool loans.

Fair values are determined using a discounted cash flow model. Expected cash flows are modelled using long-term averages for borrower and tenant default rates, tenant behaviour at renewal dates, current property values and vacancy periods. Cash flows are discounted using the spot yield on government treasury securities for the appropriate term plus an illiquidity premium. The illiquidity premium is calibrated using the margin levels available on new lending secured against commercial property.

Residential mortgage loans are fair valued with reference to the rates offered by competitors, taking into account customer credit profile and the profile of property taken as security.

Impairment of investments and reinsurance assets

Available for sale (“AFS”) investments

We review the carrying value of our investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgment:

AFS debt securities: An available for sale debt security is impaired if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectable. For a debt security an impairment charge, measured as the difference between the security’s fair value and amortised cost, is recognised when the issuer is either known to be in default or is known to be in financial difficulty. Determining when an issuer is in financial difficulty requires the use of judgment. We consider a number of factors including industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines and a breach of contract. A decline in fair value below amortised cost due to changes in risk-free interest rates does not necessarily represent objective evidence of a loss event.

AFS equity securities: An available for sale equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either:
•	At least 20% for a continuous six month period; or
•	More than 40% at the end of the reporting period

Evidence to the contrary may include a significant subsequent rise in value of the equity security, for example as a result of a merger announced post year-end.

We also review our largest equity holdings for indicators of impairment, as well as individual equity holdings in industry sectors known to be in difficulty.  Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

For both debt and equity AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the AFS reserve is transferred to realised losses for the year.

The total impairment expense for AFS debt securities for 2008 was £169 million (2007: £6 million) and for AFS equity securities £661 million (2007: £40 million). Total unrealised losses on AFS debt securities at 31 December 2008 were £2,541 million (2007: £324 million), and AFS equity securities at 31 December 2008 were £361 million (2007: £95 million). The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed in the table on the next page:

Duration and amount of unrealised losses on available-for-sale securities

At 31 December 2008 (£ million)	0 - 6 months		7 - 12 months		More than 12 months		TOTAL
		Gross		Gross		Gross		Gross
	Fair	unrealised	Fair	unrealised	Fair	unrealised	Fair	unrealised
	value	loss	value	loss	value	loss	value	loss
Less than 20% loss position:
Debt securities	3,862	(280)	3,162	(315)	2,435	(425)	9,459	(1,020)
Equity securities	910	(95)	-	-	-	-	910	(95)
Other investments	9	-	4	(1)	-	-	13	(1)
	4,781	(375)	3,166	(316)	2,435	(425)	10,382	(1,116)
20%-50% loss position:
Debt securities	443	(179)	613	(233)	1,220	(541)	2,276	(953)
Equity securities	572	(266)	-	-	-	-	572	(266)
Other investments	-	-	-	-	-	-	-	-
	1,015	(445)	613	(233)	1,220	(541)	2,848	(1,219)
Greater than 50% loss position:
Debt securities	58	(111)	89	(124)	213	(333)	360	(568)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	58	(111)	89	(124)	213	(333)	360	(568)
TOTAL
Debt securities	4,363	(570)	3,864	(672)	3,868	(1,299)	12,095	(2,541)
Equity securities	1,482	(361)	-	-	-	-	1,482	(361)
Other investments	9	-	4	(1)	-	-	13	(1)
	5,854	(931)	3,868	(673)	3,868	(1,299)	13,590	(2,903)

At 31 December 2007 (£ million)	0 - 6 months		7 - 12 months		More than 12 months		TOTAL
		Gross		Gross		Gross		Gross
	Fair	unrealised	Fair	unrealised	Fair	unrealised	Fair	unrealised
	value	loss	value	loss	value	loss	value	loss
Less than 20% loss position:
Debt securities	3,513	(114)	1,645	(78)	1,425	(53)	6,583	(245)
Equity securities	1,087	(75)	-	-	-	-	1,087	(75)
Other investments	-	-	-	-	-	-	-	-
	4,600	(189)	1,645	(78)	1,425	(53)	7,670	(320)
20%-50% loss position:
Debt securities	42	(15)	26	(10)	43	(11)	111	(36)
Equity securities	61	(20)	-	-	-	-	61	(20)
Other investments	-	-	-	-	-	-	-	-
	103	(35)	26	(10)	43	(11)	172	(56)
Greater than 50% loss position:
Debt securities	24	(15)	6	(16)	5	(12)	35	(43)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	24	(15)	6	(16)	5	(12)	35	(43)
TOTAL
Debt securities	3,579	(144)	1,677	(104)	1,473	(76)	6,729	(324)
Equity securities	1,148	(95)	-	-	-	-	1,148	(95)
Other investments	-	-	-	-	-	-	-	-
	4,727	(239)	1,677	(104)	1,473	(76)	7,877	(419)

There has been a significant rise in both total unrealised losses for AFS securities and the duration of these losses. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.

At 31 December 2008, 88% of AFS debt securities were held by our U.S. business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. The increase in unrealised losses reflects market factors as well as factors specific to the issuer, and can be partly attributed to a general increase in market credit and liquidity spreads above the U.S. government treasury yield curve. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised where necessary an impairment charge.

At 31 December 2008, £212 million of the £225 million provision for impairments on AFS debt securities relates to our U.S. business. In our U.S. business the securities with the largest impairment provisions were debt securities issued by Lehman Brothers (£62 million) and preferred stock issued by Freddie Mac (£34 million) and Fannie Mae (£18 million). No other impairment provision to a single issuer exceeded £10 million. Other corporate bond write downs in the U.S. amounted to £68 million in respect of 33 different issuers, including corporates such as Ford Motor Company, General Motors and Nortel. Excluding the impairment of Freddie Mac and Fannie Mae preferred stock, impairments of structured credit securities, including asset and mortgage backed securities, amounted to £32 million. The increase in impairments in 2008 reflects an increase in defaults and distressed debt as a result of the U.S. and the many global economies entering into recession in the final quarter of 2008, as well as difficulties for corporates seeking refinancing as a result of the credit crisis.

At 31 December 2008, 97% of AFS equity securities were held by our business in the Netherlands. We have recognised an impairment for prolonged or significant declines in fair value relatively to cost, except where there has been a recovery in value since the financial year-end. While management believes that many of the impaired equity securities will ultimately recover their value, there can be no certainty that this will be the case because, unlike fixed maturity securities, the value of an equity security can not be recovered in full by holding it to maturity.

The accumulated impairment of AFS equities at 31 December 2008 amounted to £1,036 million (2007: £227 million). This resulted in a charge to the income statement for impairments incurred on AFS equities in the year to 31 December 2008 of £661 million (2007: £40 million).

The increased impairments in 2008 reflect a combination of market and entity specific factors. Equity markets throughout Europe have experienced significant falls since 2007, as the world economy has entered into recession, affecting the valuation of our AFS equities. The AFS equities held by our business in the Netherlands are invested in a broad range of Dutch and other European equities, which are held for long term investment and include listed as well as some unlisted equities. Out of over 500 AFS equity holdings in different issuers, an impairment has been recognised in approximately 44% of such holdings by issuer. Accumulated impairments of equities issued by banking, insurance and financial sector entities amounted to £259 million, with the remainder relating to industrials, public utilities and other sectors. The two most significant impairments recognised at 31 December 2008 were in respect of the Dutch banking and insurance group, SNS REAAL, and the Dutch avionics group, Daedalus Avionics BV, amounting to £197 million and £207 million respectively. The remaining impairments are spread across over 200 different issuers from a diverse range of sectors.

Loans carried at amortised cost

We review loans at each reporting date for evidence that a loan is impaired and uncollectable, either at the level of an individual security or collectively within a group of financial assets with similar credit risk characteristics.

Indicators of impairment that we consider include evidence of significant financial difficulties of the issuer; a breach of contract by the issuer, such as a default or delinquency in interest payments; evidence of a high probability of bankruptcy or other financial reorganisation of the issuer; and granting by the issuer of concessions to us arising from the issuer’s financial difficulty that would not otherwise be considered. We also consider specific knowledge of the individual issuer who is experiencing difficulties, the age of the balance and any general credit ratings available.

Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount. In 2008, impairment losses of loans carried at amortised cost were £58 million (2007: £14 million).

We hold collateral in respect of loans where it is considered appropriate, in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy.

Receivables and other financial assets

We manage the credit quality of receivables and other financial assets at the level of each subsidiary entity. Each subsidiary entity reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

Where assets classed as “past due and impaired” are of material value thereby exceeding local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired. The factors to determine whether there is a high risk of default include evidence of significant financial difficulties of the counterparty; evidence of a high probability of bankruptcy or other financial reorganisation of the counterparty. We also consider specific knowledge of the individual counterparty who is experiencing difficulties, the age of the receivable or other financial asset balance and any general credit ratings available.

Reinsurance assets

We estimate amounts recoverable from reinsurers in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.

If a reinsurance asset is impaired, we reduce the carrying amount accordingly and recognise that impairment loss in the income statement.  A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of this asset, that we may not receive all amounts due to us under the terms of the contract, and the event has a reliably measurable impact on the amounts that we will receive from our reinsurer.

Analysis of financial and reinsurance assets past due but not impaired

The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
At 31 December 2008	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	150,284	–	–	–	–	114	150,398
Reinsurance assets	7,867	25	–	–	–	2	7,894
Other investments	36,509	1	–	–	–	1	36,511
Loans	41,091	227	658	13	11	237	42,237
Receivables and other financial assets	8,932	539	293	33	6	13	9,816

	Financial assets that are past due but not impaired
At 31 December 2007	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	121,440	–	–	–	–	71	121,511
Reinsurance assets	8,052	–	–	–	–	2	8,054
Other investments	36,500	–	–	–	–	–	36,500
Loans	35,937	210	11	3	15	17	36,193
Receivables and other financial assets	8,337	200	21	13	2	46	8,619

Item 18, “Financial Statements – Note 50 – Risk Management” includes a credit ratings table which analyses the credit quality of the above balances where a credit rating is available. The credit quality of receivables and other financial assets is managed at the local business unit level. An impairment loss is recognised if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due are not considered collectible.

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 Financial instruments: Recognition and measurement to carry at fair value through profit or loss investment contracts of £39,509 million (2007: £43,608 million) and securitised borrowings of £5,443 million (2007: £5,011 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch.  In addition IFRS requires us to fair value derivative liabilities through profit or loss.

Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:
•	In the case of funding agreements and derivative contracts, they are mostly fully collaterised
•
In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default

•
In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets, which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

The embedded options in indexed annuity contracts are valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt. The change in fair value resulting from the risk adjustment in 2008 was £514 million, and is principally attributable to market perception of the instruments' credit risk. There were no significant gains or losses attributable to the risk adjustment or instrument specific credit risk for these embedded options in 2007. If interest rates were to increase by 1%, the provision for embedded options would decrease by £138 million (2007: £89 million) and, if interest rates were to decrease by 1%, the provision would increase by £155 million (2007: £86 million).

Long-term business

Product classification

Insurance contracts are defined as those containing significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. Contracts can be reclassified as insurance contracts after inception if insurance risk becomes significant. Assessing whether insurance risk contained within a contract is significant requires the exercise of judgment. Any contracts not considered to be insurance contracts under IFRS are classified as investment contracts.

Some insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

Insurance and participating investment contract liabilities

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates and those relating to U.K. with-profit and non-profit contracts, to be consistent with the value of the backing assets.

In the U.S., shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments, that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised. For liabilities relating to U.K. with-profit contracts, we have adopted the U.K. Financial Reporting Standard 27, Life Assurance (FRS27), which adds to the requirements of IFRS but does not vary them in any way.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the U.K.. Material judgment is required in calculating the provisions and is exercised particularly through the choice of assumptions where there is discretion over these. In turn, the assumptions we use depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. The principal assumptions are disclosed in Item 18, “Financial Statements – Note 33 – Insurance liabilities – (b) Long-term business liabilities”.

For liabilities of the U.K. with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the U.K.’s FSA, adjusted to remove the shareholders’ share of future bonuses. For U.K. non-profit insurance contracts, we apply the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts – the net premium method and the gross premium method – both of which involve the discounting of projected premiums and claims.

Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, through margins in the valuation discount rate used.

The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

At each reporting date, an assessment is made of whether the recognised long-term business provisions are adequate, using current estimates of future cash flows.

Accounting methodologies for calculating long term business provisions in our principal markets are described below:

U.K. – With-profit business

Our with-profit business in the U.K. comprises the “with-profit” funds of CGNU Life Assurance (CGNU Life), Commercial Union Life Assurance (CULAC) and the with-profit and Provident Mutual funds of Aviva Life & Pensions UK Limited,(“AL&P”) where the with-profit policyholders are entitled to at least 90% of the distributed profits and the shareholders receive the balance.

For U.K. regulated with-profit funds for 2008 and 2007, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of U.K. with-profits contracts which reflects the amounts expected to be paid based on the current value of investments held by the with-profit funds and current circumstances.

The basis of determining liabilities for our with-profit business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated divisible surplus. The unallocated divisible surplus represents the excess of assets over liabilities that have yet to be apportioned between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated divisible surplus rather than shareholders’ equity.

A detailed explanation of the basis of liability measurement is contained in Item 18, “Financial Statements – Note 33 – Insurance liabilities – (b) Long-term business liabilities”.

For liabilities determined using the basis described above for U.K. regulated with-profits funds changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

This lack of sensitivity reflects the with-profit fund structure, basis of distribution, and the application of previous GAAP to the unallocated divisible surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by changes in estimates are absorbed by the unallocated divisible surplus of the with-profit funds. As noted previously, the unallocated divisible surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders’ funds was required, changes in its level do not directly affect shareholders’ equity.

U.K. – Non-profit business

Our non-profit business in the U.K. mainly comprises the “non-profit” funds of Aviva Annuity and AL&P, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by AL&P and on stakeholder unitised with-profit business, are derived from management fees and policy charges, and emerge in the non-profit funds.

Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.

For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.

Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.

The provisions held in respect of guaranteed annuity options are an assessment in accordance with FSA rules of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes an assessment of the proportion of policyholders who will choose to exercise the option.

France

In France, the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

The majority of provisions arise from a single premium savings product and are based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

Netherlands

In the Netherlands, the balance of profits, after providing appropriate returns for policyholders and after tax, accrues for the benefit of the shareholders. The bases for determining returns for policyholders are complex, but are consistent with methods and criteria followed generally in the Netherlands. In addition, a substantial number of policies provide benefits that are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees.

A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows.

United States

In the United States, there are two main types of business – protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.

For the major part of our U.S. business, insurance liabilities are measured in accordance with U.S. GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2008 (2007: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2008 was 4.47% (2007: 4.46%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative.  The value of the derivative is based on the present value of the difference between projected fund value and the underlying fund guarantee. The weighted average interest crediting rates for universal life products were 4.77% in 2008 (2007: 5.45%). The range of interest crediting rates for deferred annuity products, excluding sales inducement payouts, was 2.5% to 6.0% in 2008 (2007: 2.5% to 7.0%).

An additional liability is established for universal life contracts with death or other insurance benefit features, which are determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase call options to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the call options and the options embedded in the policy are valued at their fair value.

Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

Rest of the World

In the 22 other countries in which we undertake long term business, local generally-accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

Non-participating investment contract liabilities

The majority of the Group’s contracts classified as non-participating investment contracts are unit-linked contracts and are measured at fair value. Certain liabilities for non-linked non-participating contracts are measured at amortised cost.

The fair value liability is in principle established through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required on a fair value basis. For non-linked contracts, the fair value liability is equal to the present value of expected cash flows on a market-consistent basis.

Amortised cost is calculated as the fair value of consideration received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the effective interest rate method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The effective interest rate is the one that equates the discounted cash payments to the initial amount. At each reporting date, the amortised cost liability is determined as the value of future best estimate cash flows discounted at the effective interest rate.

Unallocated divisible surplus (“UDS”)

The unallocated divisible surplus represents the excess of assets over policyholder liabilities of the Group’s U.K. with-profit funds and participating business in other countries. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the UDS through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealised appreciation of investments.

In the case of a shortfall of participating assets compared to participating liabilities, a negative UDS balance may be held.  Negative UDS is subject to recoverability testing on a fair value basis, with any excess over the recoverable amount charged to net income. At 31 December 2008, the impact of market turmoil on asset values has led to deficits for participating business in France, Italy and Spain totalling £1,144 million. The deficit is fully recoverable in France and Italy, but an excess of £220 million over the recoverable amount has been charged to net income in Spain, leaving a residual negative UDS balance of £924 million. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

Changes to the level of the UDS do not directly impact shareholders’ results or funds. For U.K. with-profits business, after allowing for differences in the basis of preparation of the financial statements and U.K. regulatory returns, movements in the level of the UDS are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and U.K. regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the UDS), asset valuation differences and admissibility deductions reflected in the regulatory returns.

Deferred acquisition costs (“DAC”)

The costs directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the U.K.) are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. For participating contracts written in the U.K., acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the FSA’s realistic capital regime and FRS 27. For non-participating investment and fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred. Where such business is reinsured, an appropriate proportion of the deferred acquisition costs is attributed to the reinsurer, and is treated as a separate liability.

Long-term business deferred acquisition costs are amortised systematically over a period no longer than that in which they are expected to be recoverable out of these margins. Deferrable acquisition costs for non-participating investment and investment fund management contracts are amortised over the period in which the service is provided. The reinsurers’ share of DAC is amortised in the same manner as the underlying asset.

Increases to the DAC balance depend on the growth and mix of new business and the level of deferrable commissions and other acquisition costs related to the new business.  The rates of amortisation of the DAC balances in our UK life insurance and US businesses are functions of projected future profits expected to emerge from the existing business (for the US, the DAC balance only relates to new business written since the acquisition date in November 2006).  For other business units, the DAC amortisation patterns are generally fixed in relation to the term of the business, subject to recoverability testing of the DAC balance against future profit margins.  Where the DAC amortisation pattern is a function of projected profits, the rate of amortisation is affected by the projection assumptions, including those for future management charges, crediting spreads, expenses, persistency and mortality.

An analysis of the sensitivity of deferred acquisition costs to possible changes in assumptions is included in Item 18, “Financial Statements – Note 21 – Deferred acquisition costs and other assets”.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business in the U.K. and U.S.. At 31 December 2008, a DAC asset of £4,455 million was recognised in respect of long term insurance and investment contract business, of which 27% arose in the U.K. and 54% in the U.S..

(a) United Kingdom

For U.K. non-profit business, DAC is held in respect of unit-linked life, unit-linked pension and conventional business.  The deferred new business costs are amortised over the lifetime of a product group. The amount of DAC at any point in time must be recoverable from future margins.  For insurance contracts, recoverability of DAC is measured against the present value of future profits (PVFP) using embedded value methodology, with some level of prudence above this. In order to include some prudence, DAC is currently limited to 90% of PVFP for all products. For non-participating investment contracts, recoverability is tested against future margins on a fair value basis, again limited to 90% of PVFP.

(b) United States

Certain commissions, policy issue and underwriting costs, and other variable costs incurred to acquire or renew traditional life insurance, universal life insurance, equity indexed life and annuity products are deferred. We generally amortise DAC for participating traditional life insurance over the life of the policies in proportion to the present value of estimated gross margins. Non-participating traditional life insurance DAC is amortised over the premium-paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and annuity products, we generally amortise DAC in proportion to the present value of estimated gross margins from surrender charges and investment, mortality, and expense margins. The effect on the cumulative amortisation of DAC for revisions in estimated future gross margins on participating traditional life, universal life, and annuity products is reflected in the period such estimates are revised.

We make shadow adjustments to the DAC asset, which are recognised directly in other comprehensive income.  This means that the measurement of the DAC asset is adjusted for unrealised gains or losses on available-for-sale securities supporting such products that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.

We perform recoverability testing in the year of issue to determine whether the expected gross premiums collected over the life of traditional products is sufficient to recover the initial DAC as well as to provide for expected future benefits and maintenance costs.

Acquired value of in-force business (AVIF)

The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary, is recognised as an asset. If this results from the acquisition of an investment in a joint venture or an associate, the AVIF is held within the carrying amount of that investment. In all cases, the AVIF is amortised over the useful lifetime of the related contracts in the portfolio on a systematic basis. The rate of amortisation is chosen by considering the profile of the additional value of in-force business acquired and the expected depletion in its value. The value of the acquired in-force long-term business is reviewed annually for any impairment in value and any reductions are charged as expenses in the income statement.

Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for long-term insurance and investment contract business were changed from 2007 to 2008. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance, deferred acquisition costs and AVIF, is analysed in Item 18, “Financial Statements – Note 37 – Effect of changes in assumptions and estimates during the year”.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in Item 18, “Financial Statements – Note 50 – Risk management”.

General insurance and health

Provisions for outstanding claims

Delays occur in the notification and settlement of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.

We only establish loss reserves for losses that have already occurred.  We therefore do not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur.  When calculating reserves, we take into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.

The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2008			As at 31 December 2007
	Outstanding Claim Provisions	IBNR Provisions	Total Claim Provisions	Outstanding Claim Provisions	IBNR Provisions	Total Claim Provisions
	£m	£m	£m	£m	£m	£m

Motor	4,723	960	5,683	4,428	951	5,379
Property	1,920	257	2,177	1,598	231	1,829
Liability	3,407	878	4,285	2,953	551	3,504
Creditor	131	28	159	119	15	134
Other	1,661	395	2,056	1,744	351	2,095
	11,842	2,518	14,360	10,842	2,099	12,941

Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Discount rate	Mean term of liabilities
Class	2008	2007	2008	2007
Netherlands Permanent health and injury	3.82%	3.87%	7 years	8 years
Reinsured London Market business	3.56%	5.00%	8 years	8 years
Latent claims	1.17% to 3.92%	4.51% to 5.21%	9 years to 15 years	9 years to 15 years

The gross outstanding claims provisions before discounting were £15,061 million (2007: £13,439 million) and after discounting were £14,360 (2007: £12,941 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 9 and 15 years depending on the geographical region. The sharp decline in interest rates in the second half of 2008 has resulted in an increase in the net discounted provision of £94 million.

Assumptions

We estimate outstanding claims provisions based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians by applying their experience and knowledge to individual claims taking into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.

No adjustments are made to the claims technicians’ case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of a large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. Accordingly, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate. Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome from a range of methods and from the range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.

 However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

•	UK mesothelioma claims:

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include:-

o	Claim numbers

o	Base average cost per claim

o	Future inflation in average cost of claims

o	Legal fees

o	Life expectancy of potential sufferers

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £210million greater than the best estimate, or £220million lower than the best estimate. These scenarios do not, however, constitute an upper or lower boundary on these liabilities.

•	The interest rates used to discount latent claim liabilities:

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims.  The range of discount rates used is shown in section (c) of Item 18, “Consolidated Financial Statements – Note 33 – Insurance Liabilities” and depends on the duration of the claim and the reporting date.  At 31 December 2008 it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £80 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our General Insurance and Health businesses is shown in section (g) of Item 18, “Consolidated Financial Statements – Note 50 – Risk management”.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2008 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves. For additional information on the assumptions and changes that have occurred related to our claims provisions, see Item 18, “Financial Statements – Note 33 – Insurance liabilities”.

 Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for general and health insurance business were changed from 2007 to 2008, and this affected the profit recognised for the year with an equivalent effect on liabilities. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance and deferred acquisition costs, is analysed in Item 18, “Financial Statements – Note 37 – Effect of changes in assumptions and estimates during the year”.

In particular, our estimation of latent claims reserves was revised in 2008 to reflect increasing market trends observed in mesothelioma claims. Mesothelioma is a form of cancer that is typically caused by asbestos exposure. The majority of our latent claims reserves relate to mesothelioma based risks in the U.K.. The Institute of Actuaries’ Asbestos Working Party report in 2008 contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims has been fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million in claims reserves comprises £668 million on an undiscounted basis and discounting of £364 million.

While this is a step change, it should be noted that this reflects the long-term impact of the settlement of latent claims currently running at £30 million per annum, of which £25 million relates to mesothelioma. The number of claims is currently predicted to rise slightly in the period to 2015 and then diminish slowly over the next 30 years to 2045.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in Item 18, “Financial Statements – Note 50 – Risk management”.

Deferred tax

In preparing our consolidated financial statements, we have made estimates relating to income taxes of the Group and our consolidated subsidiaries taking into account each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from the different treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within our consolidated statements of financial position. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. We recognise a deferred income tax asset to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is a convincing evidence that future profits will be available. Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and the extent deferred income tax assets are recoverable against future profits.

Deferred tax liabilities are established for temporary differences arising from investment in subsidiaries and interests in joint ventures and associates except where the timing of the reversal of these differences can be controlled and it is probable that they will not reverse in the foreseeable future.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition.

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. Judgment is required in determining the useful life. The economic lives of the contractual relationships are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position, and the period of control over the assets. At 31 December 2008, intangible assets with indefinite useful lives comprise the RAC brands, and the value of the Union Financière de France Banque and Banco Popolare distribution channels, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification.

Impairment testing of goodwill and intangibles with indefinite useful lives requires the exercise of judgment by management. An element of judgment is involved in evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and in determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques use expected discounted cash flows taking into account the current shareholder net asset value plus future profitability on business in-force and profitability value on future new business.

However, future tests may be based upon different assumptions and market/economic conditions, which may or may not result in impairment of these assets in future periods. In addition, changes in market, economic or other conditions may affect the value of goodwill. Should an impairment occur, any loss could materially reduce the value of the goodwill asset, with a corresponding charge recorded against income. An impairment of goodwill is not reversible.

Further details on goodwill allocation and impairment testing are given in Item 18, “Financial Statements – Note 11 – Goodwill – (b) Goodwill allocation and impairment testing”.

Provisions and contingent liabilities

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgment based on the relevant circumstances, which can be subject to change over time.

Apart from pension obligations, our largest provisions relate to restructuring programmes, which cover primarily severance. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy.

Additionally, we are subject to certain legal claims and actions (see Item 18, “Financial Statements – Note 45 – Contingent liabilities and other risk factors”). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The initial provision reflects management’s best estimate of the probable cost of ultimate resolution of the legal action and is revised accordingly as facts and circumstances change and, ultimately, when the action is brought to a closure. Under IFRS, these provisions are discounted where the impact is material. Other provisions are held where the recoverability of amounts is uncertain, or where the actual outcome may differ from the resulting estimates.

Contingent liabilities are disclosed if the future obligation is probable and the amount cannot be reasonably estimated, or if they are possible but not probable.

Pension obligations

We provide defined benefit pension plans in various forms covering eligible employees across its operations. At 31 December 2008, the total liability recognised for defined benefit pension plan deficits was £2,105 million. The inherent uncertainties affecting the measurement of scheme liabilities require these to be measured on an actuarial basis.

This involves discounting the best estimate of future cash flows to be paid out by the schemes using the projected unit credit method. This is an accrued benefits valuation method which calculates the past service liability to members and makes allowance for their projected future earnings. It is based on a number of actuarial assumptions, which vary according to the economic conditions of the countries in which the relevant businesses are situated, and changes in these assumptions can materially affect the measurement of the pension obligations.

The main actuarial assumptions used to calculate scheme liabilities are set out in Item 18, “Financial Statements – Note 41 – Pension obligations”. The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.4 billion and the service cost for the year by £24 million.

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The mortality tables and average life expectancy used at 31 December 2008 are disclosed in Item 18, “Financial Statements – Note 41 – Pension obligations”. The tables used to measure post-retirement mortality are considered appropriate based on the mortality experience of the schemes. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgment is required in setting this assumption. In the U.K. schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s medium cohort projection table, and incorporating underpins to the rate of the future improvement equal to 1.5% for males and 1.0% for females. The effect of assuming all members were one year younger would increase the schemes’ liabilities by £180 million and the service cost for the year by £18 million.

The expected rates of return on the schemes’ assets are disclosed in Item 18 Financial Statements – Note 41 Pension obligations. The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties have been aligned with rates used for the longer-term investment return assumptions, other than Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets are stated after deducting investment expenses.

IFRS accounting developments

Although their requirements are applicable for accounting periods beginning on or after 1 January 2009, we have early adopted IFRS8, Operating Segments and IAS1, Presentation of Financial Statements: A Revised Presentation, and reflected their impact in Item 18, “Consolidated Financial Statements”. Adoption of these standards has not had any material impact on the performance of the Group. They have, however, impacted the disclosures in Item 18, “Consolidated Financial Statements”.

During 2007 and 2008, the IASB issued amendments to IFRS1, First Time Adoption of IFRS, IFRS2, Share-Based Payments, IAS1, IAS23, Borrowing Costs, IAS27, Consolidated and Separate Financial Statements, IAS32, Financial Instrument – Presentation and IAS39, Financial Instruments: Recognition and Measurement and the results of its annual improvements project. These are applicable prospectively for accounting periods commencing on or after 1 January 2009, and are therefore reflected in Item 18 in the Interim Financial Statements for the six months ended 30 June 2009, but not the Consolidated Financial Statements for the year ended 31 December 2008.

In addition, during 2008 the IASB also issued revised versions of IFRS1 and IFRS3, Business Combinations, as well as further amendments to IAS27 and IAS39. These are not applicable for the accounting periods ended 31 December 2008 or 30 June 2009 and, on adoption, they will not have any material impact on the Group’s financial reporting.

IFRIC interpretation 13, Customer Loyalty Programmes, was issued during 2007 and is applicable prospectively for accounting periods commencing on or after 1 January 2009, and is therefore reflected in Item 18 in the Interim Financial Statements for the six months ended 30 June 2009, but not the Consolidated Financial Statements for the year ended 31 December 2008.

In addition, IFRIC interpretation 15, Agreements for the Construction of Real Estate, interpretation 16, Hedges of a Net Investment in a Foreign Operation, and interpretation 17, Distributions of Non-cash Assets to Owners, were issued during 2008. None of these were applicable in the accounting periods ended 31 December 2008 and 30 June 2009 and, on adoption, they will not have any material impact on the Group’s financial reporting.

During 2009, the IASB has issued IFRS7, Amendment – Improving Disclosures about Financial Instruments, and Improvements to IFRS, as well as amendments to IFRIC9 and IAS39, Embedded derivatives, IFRS2, Group cash-settled share based payment transactions, and IFRS1, Additional exemptions for first-time adopters. These are applicable for accounting periods ending on or after 1 January 2009 or later. The amendments to IFRS 7 require the disclosure of a maturity analysis of financial assets, if that information is necessary to enable the users of the financial statements to evaluate the nature and extent of liquidity risk as well as the analysis of financial instruments in accordance with the fair value hierarchy in IAS39 and a reconciliation of financial instruments, fair valued using unobservable inputs, from beginning to end of the accounting period. We do not expect the adoption of this amendment to have a material impact on the Group’s financial reporting.

Item 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors

Our Board currently comprises the chairman, seven independent non-executive directors and three executive directors. Each non-executive director serves for a fixed term not exceeding three years that may be renewed by mutual agreement. Subject to the Board being satisfied with a director’s performance, independence and commitment, there is no specified limit regarding the number of terms a director may serve. Each director is required to be elected by shareholders at the Annual General Meeting following his or her appointment by the Board and to be re-elected at least once every three years. Any non-executive director who has served on the Board for nine years or more is required to submit himself or herself for re-election annually. The Board’s policy is to appoint and retain non-executive directors who can apply their wider knowledge and experiences to their understanding of the Aviva Group, and to review and refresh regularly the skills and experience the Board requires through a programme of rotational retirement. In addition to the strengths of experience, diversity and an international perspective, the Board also seeks to comply with the requirements of the Combined Code on the independence of directors. The Combined Code on Corporate Governance is issued by the UK’s Financial Reporting Council in the UK, and sets out guidance in the form of principles and provisions on how companies listed in the U.K. should be directed and controlled to follow good governance practice.

The Combined Code requires that at least half the Board, excluding the chairman, should comprise independent non-executive directors as determined by the Board.  The Nomination Committee performs an annual review of directors’ interests in which all potential or perceived conflicts, including time commitments, length of service and other issues relevant to their independence, are considered. It is the Board’s view that an independent non-executive director also needs to be able to present an objective, rigorous and constructive challenge to management, drawing on his or her wider experiences to question assumptions and viewpoints and where necessary defend their beliefs. To be effective, an independent director needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. Having considered the matter carefully the Board is of the opinion that all of the current non-executive directors are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Accordingly, over half of the directors, excluding the chairman, are independent non-executive directors.  Each of the directors who had been proposed for re-election at the 2009 Annual General Meeting was re-elected, and had been subject to a formal performance evaluation and took part in a peer evaluation review during 2008. On 31 December 2008 Wim Dik stepped down as non-executive director and on 5 August 2009 Nikesh Arora stepped down as non-executive director.  Leslie Van de Walle was appointed as a non-executive director on 6 May 2009. The current Board directors are:

Name	Position	Director Since
Lord Sharman of Redlynch OBE1, 2	Chairman	2005
Andrew Moss1, 2	Group chief executive	2004
Philip Scott FIA	Chief financial officer	2000
Mark Hodges	Executive director	2008
Andrea Moneta	Executive director	2009
Mary Francis CBE3,4, 5	Independent non-executive director	2005
Leslie Van de Walle	Independent non-executive director	2009
Richard Karl Goeltz1, 4	Senior independent non-executive director	2004
Euleen Yiu Kiang Goh 2, 4	Independent non-executive director	2009
Carole Piwnica2, 5	Independent non-executive director	2003
Russell Walls1, 3, 4	Independent non-executive director	2004
Scott Wheway2, 5	Independent non-executive director	2007

(1) Nomination Committee, (2) Corporate Social Responsibility Committee
(3) Risk and Regulatory Committee, (4) Audit Committee, (5) Remuneration Committee

Lord Sharman of Redlynch OBE (Age 66)
Chairman
Lord Sharman was appointed to the Board of Directors in January 2005 and became chairman in January 2006. He currently serves as an independent non-executive director of BG Group plc and Reed Elsevier plc. He previously served as chairman of Aegis Group plc, chairman of KPMG International, deputy chairman of Group 4 Securicor plc, is a former member of the supervisory board of ABN AMRO N.V., and a former independent non-executive director of Young & Co.’s Brewery plc and AEA Technology plc.  He is chairman of the Board of Directors and the Nomination Committee and a member of the Corporate Social Responsibility Committee.

Andrew Moss (Age 51)
Group chief executive
Mr Moss was appointed to the Board of Directors in May 2004, when he joined as group finance director and became group chief executive in July 2007. He previously served as director of finance, risk management and operations in Lloyd’s and formerly held a number of senior management positions at HSBC plc.  He is a member of the Corporate Social Responsibility and Nomination Committees.

Philip Scott FIA (Age 55)
Chief financial officer
Mr Scott was appointed to the Board of Directors in May 2000 and became chief financial officer in July 2007. He joined Norwich Union in 1973 and held a number of senior positions before joining the Norwich Union Board of Directors in 1993. Formerly, he was responsible for the group’s insurance businesses outside Europe and the group’s U.K. fund management operations. He currently serves as a non-executive director and chairman of the audit committee of Diageo plc and is chairman of the European Insurance CFO Forum. Mr Scott is due to be appointed as a non executive director and chairman of the Risk Committee of The Royal Bank of Scotland plc on 1 November 2009.  Mr Scott is due to retire from the Board of Directors on 31 December 2009.

Mark Hodges (Age 44)
Executive director
Mr Hodges was appointed to the Board of Directors in June 2008. He joined Norwich Union in January 1991 and held a number of senior roles within the finance function before becoming finance director of Norwich Union Insurance in 1998 and managing director of Aviva UK Life (formerly Norwich Union General Insurance) in 2005. He was appointed chief executive of Norwich Union Life, the group’s long-term savings business in the UK, in April 2006.

Andrea Moneta (43)
Executive director
Mr Moneta was appointed to the Board of Directors in September 2009. He joined the Group in 2008 as chief executive of Aviva Europe. He previously served as managing director of Dubai Financial Group.  He has extensive experience of European financial services, having held senior executive positions at UniCredit, the European Central Bank and Accenture. He holds honours degrees in Political Sciences and Economics and Business Administration and is a Qualified Dottore Commercialista and Revisore Contabile.

Mary Francis CBE (Age 61)
Independent non-executive director
Ms Francis was appointed to the Board of Directors in October 2005. She is currently senior independent director of Centrica plc, a non-executive director of Cable and Wireless plc and a director of Almeida Theatre Company Limited. She is also a senior adviser to Chatham House and Governor of the Pensions Policy Institute. She previously served as director general of the Association of British Insurers, non-executive director of the Bank of England, Alliance & Leicester plc and Fund Distribution Limited and a senior civil servant. She is chairman of the Risk and Regulatory Committee and a member of the Audit and Remuneration Committees.

Richard Karl Goeltz (Age 67)
Senior independent non-executive director
Mr Goeltz was appointed to the Board of Directors in May 2004. He is currently a non-executive director of the Warnaco Group Inc, the New Germany Fund, the Central Europe and Russia Fund and the European Equity Fund, and a member of the Court of governance of The London School of Economics and Political Science and a trustee of the American Academy in Berlin. He previously served as vice chairman and chief financial officer of American Express Company and a director and chief financial officer of NatWest Group plc.  He was also a non-executive director of Delta Airlines Inc. and Federal Home Loan Mortgage Corporation (Freddie Mac). He also served as member of the Accounting Standards Board (UK).  He is a member of the Audit and Nomination Committees.

Euleen Yiu Kiang Goh (Age 54)
Independent non-executive director
Ms Goh was appointed to the Board of Directors in January 2009.  She is currently a non-executive director of Singapore Airlines Limited, DBS Bank Limited, DBS Group Holdings Ltd and the Singapore Exchange Limited. She previously served as chief executive officer of Standard Chartered Bank in Singapore.  She is a member of the Audit and Corporate Social Responsibility Committees.

Carole Piwnica (Age 51)
Independent non-executive director
Ms Piwnica was appointed to the Board of Directors in May 2003. She is a member of the New York and Paris bars. She is currently a director of Naxos UK, non-executive director of Toepfer International GmbH and Dairycrest Group plc and a member of the biotech advisory Board of Directors of Monsanto. She previously served as non-executive vice-chairman of governmental affairs for Tate & Lyle plc, non-executive director of S A Spadel N.V. and chairman of Amylum Group. She is chairman of the Corporate Social Responsibility Committee and a member of the Remuneration Committee.

Russell Walls (Age 65)
Independent non-executive director
Mr Walls was appointed to the Board of Directors in May 2004. He is currently senior independent director of Signet Jewelers Ltd and chairman of its audit committee, director of Delphic Diagnostics Limited and treasurer and trustee of The British Red Cross. He formerly served as the group finance director of BAA plc, Wellcome plc and Coats Viyella plc. He is a former senior independent non-executive director of Stagecoach Group plc and Hilton Group plc and a former non-executive director of the Mersey Docks and Harbour Company. He is chairman of the Audit Committee and a member of the Risk and Regulatory and Nomination Committees.

Scott Wheway (43)
Independent non-executive director
Mr Wheway was appointed to the Board of Directors in December 2007. He is currently chief executive officer of Best Buy Europe. He formerly served as director of The Boots Company plc (now known as The Boots Company Limited) and managing director of Boots the Chemist at Alliance Boots plc. He formerly held a number of senior management positions at Tesco plc. He is chairman of the Remuneration Committee and a member of the Corporate Social Responsibility Committee.

Leslie Van de Walle (53)
Independent non-executive director
Mr Van de Walle was appointed to the Board of Directors in May 2009.  He is currently the chief executive and a director of Rexam plc.  He formerly served as non-executive director of Aegis plc.

Executive Management Team

Our Executive Management Team constitutes the senior management. The members of our Executive Management Team, their ages at 31 December 2008 and their functions are as follows:

Andrew Moss (Age 51)
Group chief executive
For biography, see “– The Directors”.

Philip Scott (Age 55)
Chief financial officer
For biography, see “– The Directors”.

Mark Hodges (Age 44)
Executive director and chief executive Aviva UK Life
For biography, see “– The Directors”.

Andrea Moneta (Age 43)
Executive director and chief executive, Aviva Europe
For biography, see “– The Directors”.

Igal Mayer (Age 47)
Chief executive, Aviva UK General Insurance
Mr Mayer joined the Group in 1989. He has formerly held senior positions within Aviva Canada, including chief executive officer, chief financial officer and executive vice-president. He previously served as finance director for UK General Insurance and managing director for CGU Insurance in London. He holds a BA Honours in Commerce and Economics from the University of Toronto, is a chartered accountant and has received an honorary Chartered Insurance Professional designation from the Insurance Institute of Canada.

Alain Dromer (Age 54)
Chief executive, Aviva Investors
Mr Dromer joined the Group in September 2007. He was formerly global head of group investment businesses at HSBC, senior executive vice-president and head of asset management and insurance at Credit Commercial de France and director of capital markets at La Compagnie Financiére Edmond de Rothschild. He previously served at the French Treasury in the Ministry of Finance and the French Institute for Statistics and Economic Studies. He was educated at l’École Polytechnique, Paris and l’École Nationale de la Statistique l‘Administration Économique, Paris.

Thomas Godlasky (Age 53)
Chief executive, Aviva North America
Mr Godlasky joined the Group in 2006. He was formerly chairman, president and chief executive officer of AmerUs Group and chief investment officer of AmerUs Capital. He was previously with Providian Corporation, Federated Investors, Inc and Mellon Bank. He holds a Bachelor of Science degree in urban and regional planning from Indiana University of Pennsylvania and a master’s degree in public administration from the University of Pittsburgh. He is a graduate of Harvard Business School’s Advanced Management Program and a Chartered Financial Analyst.

Simon Machell (Age 45)
Chief executive, Aviva Asia Pacific
Mr Machell joined the Group in 1994.  He was formerly chief executive of Norwich Union Insurance (now known as Aviva UK General Insurance) in the UK and managing director of the RAC.  He previously held positions with Ernst and Young and Legal and General. He holds a BA Honours in Economics from the University of Durham and is a Fellow of the Institute of Chartered Accountants of England and Wales.

Anupam Sahay (Age 39)
Group strategy and development director
Mr Sahay joined the Group in 2007. He was formerly a partner with the global financial services group at McKinsey & Company, advising leading insurers and banks in Europe, USA, Asia and Australia. He holds an engineering degree and an MBA from the Indian Institute of Management.

John Ainley (Age 52)
Group human resources director
Mr Ainley joined the Group in 1999. He formerly held senior HR positions with WH Smith plc, ICL plc, Priory Hospitals Group and General Electric plc. He previously also served as Group HR Director for Norwich Union plc and HR Director for Norwich Union Insurance (now known as Aviva UK General Insurance) and Norwich Union Life (now known as Aviva UK Life). He holds a law degree and is a companion of the Chartered Institute of Personnel Development.

Amanda Mackenzie (Age 45)
Chief marketing officer
Ms Mackenzie joined the Group in 2008.  She previously served as commercial and marketing director for British Gas and has more than 20 years experience in the marketing and advertising profession. She holds a Bachelor of Science degree in Psychology from the University of London and is a graduate of the INSEAD advanced management programme. She is a fellow of the Royal Society of Arts, a member of the Government Strategic Marketing Advisory Board, a fellow of the Marketing Society and a governor of the National Youth Orchestra.

Key management as referred to in Item 18, “Financial Statements – Note 58 – Related party transactions” and Item 7, “Major shareholders and Related party transactions”, include additional employees to the senior management, referred to above. For the disclosures in Items 18 and 7, we have followed the IFRS definition of key management, which includes employees having authority and responsibility for planning, directing and controlling the activities of the Group.

Recent developments

On 6 October 2009 we announced a number of senior management appointments within our Executive Management Team and the creation of a new organisation structure for our UK business.  Our UK life and general insurance businesses are to be brought together under a single chief executive, with Mark Hodges being appointed to this new role of chief executive, UK.  Igal Mayer will be appointed chief executive, North America following the retirement of Tom Godlasky, the current chief executive of North America.  Robin Spencer will take up a new role on our executive committee of chief risk officer, reporting to Andrew Moss.  Robin Spencer is currently chief executive of our Canadian business.  Mr Spencer’s appointment is subject to regulatory approval.

These changes will take effect from 1 January 2010.

Compensation

Remuneration policy

The objectives and responsibilities of the Remuneration Committee in setting remuneration policy for our executive directors and senior management are set out in this section under “Board practices – Remuneration Committee”.

Our executive directors elected to take a basic pay freeze in 2009 and the Remuneration Committee endorsed that proposal.  A further 45 members of senior management have similarly accepted a 2009 basic pay freeze.  The executive directors will receive 2008 bonuses below (as a percentage of basic salary) those awarded in 2007 against the background of the overall performance of the Group.  This is due to some of the demanding targets originally set in December 2007 not being met in full.

The Remuneration Committee is conscious of the shareholders’ loss of value over the last year.  This loss was also felt by the executive directors directly through the significantly lower value of the deferred Annual Bonus Plan (“ABP”) shares and Long Term Incentive Plan (“LTIP”) shares granted in 2006, both of which will vest in March 2009.  This is a direct consequence of our reward strategy that seeks alignment between shareholder and Executives’ interests.

Financial targets for the 2008 bonus

Despite the unprecedented changes in the economic position over the year no changes were made to the targets for executive directors for 2008 which were set in December 2007.

The introduction of a “One Aviva, Twice the Value” (OATTV) Bonus Plan

Details of how the OATTV plan operates are provided below.  This plan is designed to align senior management firmly behind the Chief Executive’s aim of doubling Earnings per Share (“EPS”) from its end 2007 baseline by the end of 2012.  After significant debate the Remuneration Committee satisfied itself that this additional element of remuneration would assist the delivery of a key part of the Group’s strategy.  It was also satisfied that all or part of the bonus will vest only if stretching performance conditions are met.  Furthermore, grants under the plan are only expected to be made in 2010 in addition to the grants made in 2008 and 2009.  The plan was subject to extensive formal consultation with institutional shareholders and other stakeholders in advance of being put to Aviva’s Annual General Meeting (AGM) in 2008 where it was approved.

Planned Future Changes

We do not anticipate any significant changes to the structure of executive directors’ compensation packages in 2009, compared with that outlined below.  There are, however, two points to note:

•
For the year ended 31 December 2008, Aviva changed its supplementary financial reporting basis from a European Embedded Value (“EEV”) to a Market Consistent Embedded Value (“MCEV”) approach.  Generally, the embedded value approach looks at the value of long-term business and the profits that are expected to flow to shareholders.  As compared to the EEV approach, the MCEV approach includes the valuation of future profits using external measures of risk provided by the open market, increasing transparency in our reporting.  This change in reporting required the Remuneration Committee to consider how financial targets should be stated on the new MCEV basis.  In particular, the Remuneration Committee has discussed how to treat the Return on Capital Employed (“ROCE”) element of new and subsisting LTIP grants on an MCEV basis.  It is comfortable that a move to MCEV ROCE will not make targets materially easier or more difficult to achieve.

•
The external economic climate against which financial targets for 2009 have been set is unprecedentedly volatile. The level of stretch in the targets is very sensitive to the depth and duration of the economic downturn, which is currently highly uncertain.  The Remuneration Committee therefore decided to review mid year the financial targets used for bonus purposes for executive directors and other senior managers.  Only in exceptional circumstances would the Remuneration Committee consider amending financial targets, either up or down, and any significant change would be the subject of appropriate consultation.  Any changes would be fully disclosed and explained in our future filings.

We are required every five years to seek shareholder approval for the operation of our share based incentive plans.  The Remuneration Committee has, in the past, carried out a comprehensive review of senior executive remuneration to coincide with this.  This has allowed us to put to shareholders proposals that reflect a thorough review of our remuneration package taking into account changing market and regulatory practice and the requirement to ensure that the package remains competitive.  It had been the Remuneration Committee’s intention to carry out such a review in 2009 with a view to putting proposals to the AGM in 2010.  Following due consideration, the Remuneration Committee has determined that this review should be deferred until 2010. Given the current turbulence in the economy, significant developments in relation to shareholder attitudes on executive pay, and emerging regulatory involvement from the FSA, the Remuneration Committee considers that a more durable outcome will be obtained from a review carried out in 2010, when a number of these factors will be more settled.  The permission from shareholders given in 2005 will allow grants to be made under current arrangements up until the AGM in 2010.  New proposals will therefore be put to shareholders in 2011.

Notwithstanding this deferral of the full review, the Remuneration Committee has undertaken a high level review of Aviva’s remuneration practices against the preliminary good practice criteria issued by the FSA. The initial assessment identified generally strong alignment of our current practices with the FSA criteria. However, this is an area that will be kept under closer review during the year as the FSA develops its guidance both generally and specifically in relation to the insurance sector.

Alignment with Group Strategy

We consider the alignment between Group strategy and the remuneration of our senior executives, including executive directors, to be critical. We believe that senior executives should be highly rewarded (on a market competitive basis) for the delivery of stretching goals but should receive reduced rewards when the business performs poorly. To achieve this alignment Aviva’s remuneration package is leveraged, with a high percentage of pay “at risk” against the achievement of stretching goals, see “–Constituent Elements of Reward as a Percentage of Total Remuneration”.  Furthermore, two-thirds of any bonus and any LTIP grant are delivered in the form of Aviva shares. The element of deferred bonus that is matched under the OATTV bonus plan only vests if very demanding EPS targets are met.  The requirements to defer bonus, participation in the LTIP and the OATTV bonus plan closely tie the long-term value of executive remuneration to our share price performance.

Senior executives thus have high exposure to the same benefits and drawbacks of share price movement as all shareholders. The belief that senior executives should be shareholders is reinforced through formal guidelines requiring executive directors to build up and maintain a significant holding of our shares.

Our strategic priorities and targets are set out in Item 4, “Information on the Company –Business Overview”. Those priorities are reflected closely in the remuneration package:

•
Basic Salary: Internal and external equity in basic salary positioning is an important contributor to a motivational remuneration package. A range of market data is used to inform decision making taking into account the Company’s policy with regard to the FTSE 30 and FTSE 50.

•
Annual Bonus Plan (“ABP”): Bonus structures are effective only if they drive, through the targets, the maintenance of the Company on a sound financial footing and sustained profitable growth. In addition, the targets must not provide an incentive to promote behaviours which could be detrimental to the Company’s long term interests.  Management must justify the targets it recommends. The Remuneration Committee assures itself that the targets, first, provide appropriate incentives and, second, are challenging.

The Remuneration Committee also considers how, given changing economic circumstances, the Group’s priorities and, consequently, the targets underpinning its bonus structures need to change.  Given the challenging current environment the Remuneration Committee agreed that financial targets for 2009 should focus more on capital conservation and strengthening the Group’s liquidity than in previous years. Financial targets sit alongside targets on customer advocacy and employee engagement introduced in 2005 that the Remuneration Committee believes are critical to long-term organisational health. The personal objectives of Executive Committee members are reviewed by the Remuneration Committee to ensure they adequately reflect our strategic aims, good governance and best practice.

•
OATTV :  This plan was introduced to emphasise the Chief Executive’s clear strategic imperative for the Group to deliver growth in EPS, with a target of doubling EPS in five years from an end 2007 baseline. No other element of executive remuneration was focused on EPS growth, and this bonus scheme directly aligns a portion of executive remuneration to this key strategic goal.

•	LTIP: The LTIP encourages a longer-term management focus on ROCE and relative Total Shareholder Return (“TSR”). These metrics measure how the Company is performing in both absolute and relative terms.

The Remuneration Committee considers all these elements, plus pension and other benefits, as a whole. It looks to ensure that an appropriate balance is maintained between them so that the need for both short-term success and long-term sustainable growth is recognised. The Remuneration Committee also ensures that the non-financial business measures and individual objectives reflect adequately our environmental, social and governance responsibilities.

Constituent Elements of Reward as a Percentage of Total Remuneration

The tables below show how the Group’s remuneration policy translates in practice into the Chief Executive’s remuneration package.  It shows the contribution each element makes to overall compensation at both “target” and “stretch” levels of performance. More than half of executive directors’ total remuneration is performance related.

Breakdown of Remuneration for the Chief Executive

The first table above shows the breakdown of the package into its main constituent elements. The second table gives the proportions of fixed cash, variable cash and shares. For the purposes of the second table, fixed cash includes basic salary and the discretionary Aviva Capital Accumulation Plan (“ACAP”) payment. The ACAP is discussed further in “– Remuneration Policy in Practice for Executive Directors”. Variable cash is the one-third of bonus paid in cash annually. The share element includes the two-thirds of bonus deferred into shares, the OATTV match and the LTIP.

•	“Target” performance means a target ABP outcome (75% of basic salary), a 50% vesting of the LTIP (87.5% of basic salary) and 1:1 match from the OATTV bonus plan (50% of basic salary).

•	“Stretch” performance means a stretch ABP outcome (150% of basic salary), 100% vesting of the LTIP (175% of basic salary) and a 2:1 match from the OATTV bonus plan (200% of basic salary).

The breakdown does not include any share price growth, the dividends on the ABP deferred shares or other benefits (e.g. cash car allowance, value of Private Medical Insurance (PMI) and all-employee share ownership plans).

Remuneration Policy in Practice for Executive Directors

The table below summarises Aviva’s remuneration policy as it is applied in practice to executive directors.

Policy	How delivered
Total remuneration
Total remuneration package levels are informed by relevant pay data, in particular the lower quartile to median range of the FTSE 30 and the median to upper quartile range of the FTSE 50.
These reference points are chosen to reflect Aviva’s market capitalisation and comparability to other large, sophisticated multi-national companies and the positioning that is appropriate to Aviva in those different comparator groups.
- Basic salary - ABP - OATTV plan - LTIP - Long-term savings - Aviva Staff Pension Scheme (ASPS) - Benefits - All-employee schemes
Basic salary
Benchmarked as for total remuneration but with positioning and progression taking account of individual and business performance and the levels of increase provided for the broader UK employee population (basic salaries of the UK staff increased by 3.5% on average in 2008).
The Remuneration Committee takes seriously institutional investors’ concerns on the ratcheting of basic salaries and does not unquestioningly accept a particular market position or salary.
- Monthly in cash - Reviewed annually in February, with changes taking effect from 1 April.
Discretionary Annual Bonus Plan (“ABP”)
The ABP is intended to motivate executives to achieve the annual business plan, based on a series of key financial, employee and customer performance indicators, which make up 70% of the bonus opportunity, and personal objectives (30%).
75% of basic salary is payable for “on target” performance and up to 150% for “stretch” performance.
Deferred shares vest on the third anniversary of the date of grant, subject to the recipient remaining in service.  On resignation during the three year deferral period all or part of the grant is forfeited (100% in year of grant, 50% in following year and 25% in year after that). Additional shares are awarded in lieu of the dividends paid on the deferred shares during the deferral period.
- Annually, one-third is paid in cash and two-thirds in deferred shares.
“One Aviva, Twice the Value” (“OATTV”) Bonus Plan
The OATTV bonus aligns senior executives with the Chief Executive’s clear strategic imperative of doubling EPS by the end of 2012.
The plan matches 100% of the deferred ABP shares for the Chief Executive (75% for other executive directors)
For the 2008 awards, the vesting of these matched shares is dependent on the average annual growth in EPS during the three year performance period, thus:
– Less than 10% growth pa                                    Nil
– 10% growth pa                                                      0.1 for 1
– 26% growth pa                                                      2 for 1
Matching is on a straight-line basis for performance from 10% to 26%. No additional shares are awarded for the dividends paid during the three year performance period on those shares that vest.
- Annually, a proportion of the deferred element of the ABP is matched in shares. - Shares vest based on demanding EPS growth targets.

Policy	How delivered
Long Term Incentive Plan (“LTIP”)
The LTIP is intended to motivate achievement of the Company’s longer term objectives, to aid the retention of key personnel and to align executive interests to those of shareholders.
The Chief Executive is eligible to receive an annual award of shares equal to 175% of basic salary. Other executive directors are eligible to receive an annual award of shares equal to 150% of basic salary.
No share based award may currently exceed 200% of basic salary.  However, in 2008 6 grants were made in Aviva’s US business above 200% to a maximum of 300% of basic salary through a phantom scheme.  The levels of grant made took into account US market practice.
No additional shares are awarded for the dividends paid during the three year performance period on those shares that vest.
- Annual awards in restricted shares that vest, subject to ROCE and relative TSR performance conditions being met at the end of a three year performance period. - Awards that do not vest lapse.
Aviva Capital Accumulation Plan (“ACAP”)
The ACAP is a long term savings vehicle which aids retention whilst recognising a need for flexibility in long term wealth planning.
Company contributions are discretionary and vary year on year, but would not normally exceed 50% of basic salary. For contributions for the executive directors . see “–Director’s remuneration in 2008”.
No one who participates in the ACAP is currently accruing benefits in the ASPS.  A resignation or departure for breach of contract generally results in forfeiture of contribution for the relevant year.
- Discretionary payments into a trust where they are held for a minimum of five years
Aviva Staff Pension Scheme (“ASPS”)
The UK ASPS provides a competitive post retirement package.  No executive director is currently accruing service based benefits in the ASPS.
The scheme provides accrual at 1/30th, 1/45th or 1/60th of annual basic salary depending on seniority and the date of joining the scheme.
Lump sum death in service benefit of four times basic salary is provided, as is a spouse’s or partner’s pension equal to two-thirds of actual or, on death in service and in certain other circumstances, prospective pension.  Post retirement increases are equivalent to RPI up to a maximum of 10%.  Retirement benefits can be accessed from age 60.
- Deferred cash payable on retirement in the form of a lump sum/monthly payment.
Other Benefits Other benefits are provided on a market competitive basis.	- Cash car allowance - PMI - All employee share ownership plans.

Overview of the Effect of the Remuneration Policy on Executive Directors

The effect of these policies in 2008 for executive directors as of 31 August 2009 is set out below.  It should be emphasised that the figures shown for both the LTIP grant and OATTV bonus plan grant represent the face value of those grants, which would only be realised if high stretching performance conditions were to be met.  Details on pension benefits are set out later in this section.

Andrew Moss, Chief Executive

Element	Amount	Commentary
Basic Salary	£913,750 during the year. As at 1 January £880,000 As at 31 December £925,000	Mr. Moss received a basic salary increase from 1 April of £45,000 (5.1%). Mr. Moss’s basic salary is frozen for 2009.
ABP	£752,164 (81.3% of basic salary) (£250,721 delivered in cash and £501,443 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2008 targets as follows: Financial 22.9% (maximum 50%) Employee 5.6% (maximum 10%) Customer 2.9% (maximum 10%) Personal 22.8% (maximum 30%)
OATTV bonus plan	£568,891	The face value of 100% of the two-thirds deferred element of 2007 annual bonus.
LTIP – face value of grant	£1,540,000	The face value of the grant represented 175% of basic salary on 29 February 2008.
ACAP	£462,500	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Moss’ basic salary as at 1 April.
Other Benefits	£18,280 cash car allowance 2% basic salary cash supplement PMI
Mr Moss receives 2% of basic salary as a non-pensionable cash supplement provided in consideration of his surrendering his unapproved unfunded retirement benefit (“UURB”) promise at the point when accrual in the ASPS ceased.

Philip Scott, Chief Financial Officer

Element	Amount	Commentary
Basic Salary	£592,500 during the year. As at 1 January £570,000 As at 31 December £600,000	Mr. Scott received a basic salary increase from 1 April of £30,000 (5.3%). Mr Scott’s basic salary is frozen for 2009.
ABP	£487,890 (81.3% of basic salary) (£162,630 delivered in cash and £325,260 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2008 targets as follows: Financial 22.9% (maximum 50%) Employee 5.6% (maximum 10%) Customer 2.9% (maximum 10%) Personal 22.8% (maximum 30%)

Element	Amount	Commentary
OATTV bonus plan	£320,625	The face value of 75% of the two-thirds deferred element of 2007 annual bonus
LTIP – Face Value of Grant	£855,000	The face value of the grant represented 150% of Mr Scott’s basic salary on 29 February 2008.
ASPS	Membership of the Aviva Staff Pension Scheme
Mr Scott has a fully accrued pension equivalent to two thirds of his pensionable salary at retirement.
He therefore no longer accrues service related benefits but does continue to accrue additional benefits as a result of pensionable salary increases.

Other Benefits	£16,120 cash car allowance PMI

Mark Hodges, Chief Executive, Aviva U.K. Life

Element	Amount	Commentary
Basic Salary	£462,500 during the year. As at 1 January £395,000 As at 31 December £520,000	Mr. Hodges was appointed an Executive Director of Aviva plc on 26 June 2008 and received an increase in basic salary from that date. Mr Hodges’ basic salary is frozen for 2009.
ABP	£532,077 (102.3% of basic salary ) (£177,359 delivered in cash and £354,718 deferred into shares for three years)
Mr Hodges’ bonus is a function of the degree of achievement of 2008 targets as follows:
Financial 35.4% (maximum 50%)
Employee 8.3% (maximum 10%)
Customer 1.7% (maximum 10%)
Personal 22.8% (maximum 30%)

OATTV bonus plan	£254,380	The face value of the grant represented 75% of the two-thirds deferred element of 2007 annual bonus
LTIP – Face Value of Grant	£592,500	The face value of the grant represented 150% of Mr Hodges’ basic salary on 29 February 2008
ACAP	£207,500	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Hodges’ basic salary as at 1 April.
Other Benefits	£14,710 cash car allowance PMI

Annual Bonus Plan – Target Setting

The financial targets which underpinned the ABP (accounting for 50% of annual bonus) in 2008 were derived from Aviva’s return, growth and capital efficiency/capital generation goals. Three of the financial targets (operating profit, volume and new business contribution) were “stretched” (as set out in the table below) due to their importance in achieving these aspirations.

Employee and customer targets (each accounting for up to 10% of annual bonus) are set taking into account performance to date and aspirations for the future. The employee targets on leadership and engagement are derived from the Group’s employee climate survey in which all business units participate and which over 42,000 staff completed in 2008. This survey is delivered through an independent third party able to provide extensive external benchmark data. Our aspiration is to reach the upper quartile positions compared to the relevant global and national norms on leadership and engagement over time.

Customer metrics do not yet have the same degree of consistency and external comparability in all business units as our employee climate survey. During 2008 we moved towards a more consistent metric to measure customer advocacy. Although there is still not complete alignment, all business units do have customer satisfaction, advocacy targets, or both, from which we can derive suitable performance targets.  We expect our new measure to be used in most business units during 2009 and in all business units in 2010.

Internal assurance that the outcomes on employee and customer targets were accurately calculated and reported was provided to the Remuneration Committee by Group Internal Audit.

Personal objectives based on delivery of key strategic priorities, personal leadership and operating performance of the relevant portion of the business account for up to 30% of annual bonus.

The Group’s performance against its financial, employee and customer performance indicators in 2008, as they affected the bonus of the Chief Executive, is shown in the table below.

Group Performance in 2008 Against Key Performance Indicators

		Weighting (% of total bonus opportunity)
	Key Performance Indicators	On target (%)	Stretch (%)	Actual payment (%)
Business measures (70%)	Operating profit (EEV/IFRS)	4.2	16.7	6.2
	Volume	4.2	10.4	–
	New Business Contribution	4.2	10.4	8.8
	Costs	4.2	4.2	4.2
	Operating Profit (IFRS basis)	4.2	4.2	3.8
	Combined Operating Ratio (COR) – General Insurance only	4.2	4.2	–
	Customer	5	10	2.9
	Employee	5	10	5.6
Personal measures (30%)	Personal – individual strategic	15	30	22.8
	Total *	50	100	54.2
*  Totals in columns do not add up due to rounding.

The Remuneration Committee is sensitive to the current environment in relation to executive pay, and particularly relating to the payment of bonuses in circumstances where financial targets have not been met and share prices have fallen. However, the combination of financial and non-financial measures is central to the structure of the ABP. The Remuneration Committee wants to ensure a balanced focus on both short-term financial performance and on the objective non-financial measures that are leading indicators of future financial success. This balance is, in the Remuneration Committee’s view, reflective of good practice in incentive design and is consistent with the FSA’s guidance on creating incentive schemes that have a focus on long-term sustainable performance.

As described above, the Remuneration Committee took the view that it was important to maintain the integrity of the financial targets for the executive directors, and so these were not adjusted during the year. In the same way, the Remuneration Committee believes that it is appropriate to pay bonuses based on pre-agreed rigorous targets when these have been met.  As outlined earlier in this report, given the overall 2008 performance against the demanding targets set, the bonuses of the executive directors fell in 2008 compared with 2007 as a percentage of basic salary.

To align with the business priorities for 2009, the financial measures at Group level for 2009 are operating profit, volume, new business margin, the Combined Operating Ratio (“COR”) of our general insurance businesses, net capital returns and cost savings.

OATTV Bonus Plan

The OATTV bonus plan aligns senior executives with the Chief Executive’s clear strategic imperative of doubling EPS by the end of 2012.  The plan matches 100% of the deferred ABP shares for the Chief Executive (75% for other executive directors).  For the grant made in 2008 the vesting of these matched shares is dependent on the average annual growth in EPS during the three year performance period, thus:

–	Less than 10% growth pa Nil
–	10% growth pa 0.1 for 1
–	26% growth pa 2 for 1

Matching is on a straight-line basis for performance between 10% and 26%.  The maximum match of 2 shares for each deferred share is paid for delivering a doubling of EPS by the end of 2010.  The threshold matching of 0.1 of a share for each share deferred is equivalent to doubling EPS by 2014.  The Remuneration Committee reviews the performance conditions of this plan annually.

LTIP – Target Setting

The LTIP vests subject to the degree of achievement of two equally weighted performance measures chosen to reflect shareholders’ long-term interest in absolute ROCE and relative TSR performance:

ROCE targets

ROCE targets are set annually within the context of the Company’s three year business plan and have to date been set on an EEV basis. Vesting depends upon performance over the three year period against a target return. The Company’s external auditor provides a formal opinion on the ROCE vesting calculation. The 2008 LTIP award ROCE targets are set out in the table below:

ROCE over the three year performance period	Percentage of shares in award that vests based on achievement of ROCE targets
Less than 31.5%	0%
31.5%	15%
Between 31.5% and 37.5%	Pro-rata between 15% and 50% on a straight line basis
37.5% and above	50%

The same performance targets will apply for the 2009 LTIP, except that the measure will be calculated using an MCEV reporting basis and not EEV.

Total Shareholder Return Targets

Relative TSR determines the vesting of the other 50% of any LTIP award. The comparator group for the assessment of relative TSR performance at the time of the 2008 grant comprised Aegon, Allianz, Axa, Fortis, Friends Provident, Generali, HBOS, ING, Legal and General, Lloyds TSB, Prudential, Royal Bank of Scotland, Royal and Sun Alliance, Standard Life and Zurich. HBOS has  been delisted following the merger with Lloyds TSB.  The 2006 and 2007 LTIP grants are based on the same comparator group, with the exception of Standard Life which was not included in 2006. TSR vesting operates as set out in the table below:

TSR position over the three year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below Median	0%
Median	15%
Between median and upper quintile	Pro-rata between 15% and 50% on a straight line basis
Upper quintile and above	50%

The same targets will apply for the 2009 LTIP awards.  The comparator group will remain unchanged other than the removal of HBOS.  The Remuneration Committee has agreed a shortlist of companies that would be considered for inclusion in the comparator group, subject to final review, should any further member of the group be delisted.

The table below shows the unaudited vesting projections of LTIP awards as at 31 December 2008. For subsisting grants where HBOS was a member of the comparator group, the Remuneration Committee has determined that HBOS TSR performance to the end of 2008 should be used and thereafter replaced by a “synthetic” TSR based on the average TSR performance of the remaining constituents of the comparator group for the remainder of the performance period.

Projections of vesting of subsisting LTIP awards

LTIP Award	31 December 2008 vesting projection (% of award)
Aviva LTIP 2008	59.8%
Aviva LTIP 2007	37.8%
Aviva LTIP 2006	56.3%

The vesting assumption made in respect of the 2009 award for accounting purposes is 50%.

           Since the LTIP has performance conditions attached to it, then one potential outcome is that neither performance condition is met and the whole of the LTIP lapses.  The table below has been drawn up to assist in understanding the potential value of the LTIP awards made to executive directors in 2008 should the performance conditions be met in part or in whole.

Potential value of 2008 LTIP awards (rounded to nearest £100)

LTIP	Andrew Moss	Philip Scott	Mark Hodges
Face Value of Grant	£1,540,000	£855,000	£592,500
Threshold Vesting	£462,000	£256,500	£177,800
Expected Value	£891,400	£494,900	£342,900
Maximum Vesting	£2,049,700	£1,138,000	£788,600

Assumptions are as follows:

•	Threshold vesting assumes TSR and ROCE elements vest at the minimum level, producing a 30% vesting of the total award. No share price growth is assumed.

•
Expected value, based on the vesting assumption made for accounting purposes, assumes TSR and ROCE elements vest at a combined rate of 50% of the total award. Share price growth of 5% per annum is assumed over the three year performance period.

•	Maximum vesting assumes both TSR and ROCE elements vest in full, producing a 100% vesting. Share price growth of 10% per annum is assumed over the three year performance period.

At the end of the performance period for the 2005 LTIP grant, which vested in 2008, the Company was ranked twelfth out of the 15 companies in the TSR comparator group (0% vesting) and ROCE was 39.4% (50% vesting).   The total vesting was therefore 50%. The 50% of the award which did not vest lapsed.

The LTIP vesting history is set out in the table below.  Prior to the 2005 award vesting history is based on an earlier LTIP plan, the last award under which was made in 2004.

Vesting history of LTIP awards

		Percentage of award vesting
Year of grant	Performance period	ROCE	TSR	Total
2002	January 2002 to December 2004	23.3	23.0	46.3
2003	January 2003 to December 2005	30.0	34.9	64.9
2004	January 2004 to December 2006	30.0	34.9	64.9
2005	January 2005 to December 2007	50.0	0.0	50.0
2006	January 2006 to December 2008	41.3	15.0	56.3

We do not award additional shares for the dividends that were paid during the three year performance period on those shares that vest.

Share Awards

The table below sets out the position of those share based awards made to executive directors (as at 31 August 2009) under remuneration arrangements at 1 January 2008 and 31 December 2008.

ABP, OATTV Bonus Plan and LTIP Awards
	At 1 January 2008 Number	Awards granted during year Number	Awards vesting during year Number	Awards lapsing during year Number	At 31 December 2008 Number	Market price at date awards granted1 Pence	Market Price at date awards vested Pence	Vesting Date
Andrew Moss
Aviva Long Term Incentive Plan 2005
– 2005 – 2006 – 2007 – 2008	102,803 87,804 136,540 –	– – – 253,289	51,401 – – –	51,402 – – –	– 87,804 136,540 253,289	633.5 814.0 778.5 617.5	635.5 – – –	March 2008 March 2009 March 2010 March 2011
Aviva Deferred Bonus Plan
– 2005	61,408	–	61,408	–	–	633.5	635.5	March 2008
Aviva Annual Bonus Plan
– 2006	47,648	–	–	–	47,648	814.0	–	March 2009
– 2007 – 2008	64,273 –	– 93,567	– –	– –	64,273 93,567	778.5 617.5	– –	March 2010 March 2011
One Aviva Twice the Value Bonus Plan
– 2008	–	93,567	–	–	93,567	598.0	–	March 2011
Philip Scott
Aviva Long Term Incentive Plan 2005
– 2005	116,822	–	58,411	58,411	–	633.5	635.5	March 2008
– 2006	95,121	–	–	–	95,121	814.0	–	March 2009
– 2007 – 2008	107,282 –	– 140,625	– –	– –	107,282 140,625	778.5 617.5	– –	March 2010 March 2011
Aviva Deferred Bonus Plan
– 2005	68,690	–	68,690	–	–	633.5	635.5	March 2008
Aviva Annual Bonus Plan
– 2006	47,138	–	–	–	47,138	814.0	–	March 2009
– 2007 – 2008	58,647 –	– 70,312	– –	– –	58,647 70,312	778.5 617.5	– –	March 2010 March 2011
One Aviva Twice the Value Bonus Plan
– 2008	–	52,734	–	–	52,734	598.0	–	March 2011
Mark Hodges
Aviva Long Term Incentive Plan 2005
– 2005 – 2006	35,0467 44,207	– –	17,523 –	17,523 –	– 44,207	633.5 814.0	635.5 –	March 2008 March 2009
– 2007 – 2008	56,892 –	– 97,4506	– –	– –	56,892 97,450	778.5 617.5	– –	March 2010 March 2011
Aviva Deferred Bonus Plan
– 2005	34,3447	–	34,344	–	–	633.5	635.5	March 2008
Aviva Annual Bonus Plan
– 2006	32,725	–	–	–	32,725	814.0	–	March 2009
– 2007 – 2008	37,366 –	– 55,7856	– –	– –	37,366 55,785	778.5 617.5	– –	March 2010 March 2011
One Aviva Twice the Value Bonus Plan
– 2008	–	41,8386	–	–	41,838	598.0	–	March 2011

Notes

1.
The actual price used to calculate the ABP and LTIP awards is based on a three-day average price.  These were in 642 pence in 2005; 820 pence in 2006; 769 pence in 2007 and 608 pence in 2008.  The three-day average price used to grant the 2008 OATTV award was 617 pence.

2.	The performance period for all awards begins at the commencement of the financial year in which the award is granted.
3.	The performance conditions for awards granted and vested during 2008 are explained elsewhere in this report.
4.	The money value of awards will be calculated by multiplying the relevant number of shares by the market price at the date of vesting.
5.	The award date for the awards which vested in 2008 was 24 March 2005.
6.	These awards were granted to Mark Hodges before he was appointed to the board, and were held at the date of his appointment.
7.	These awards were released to Mark Hodges before he was appointed to the board, and were not held at the date of his appointment.

Performance Graph

The table below compares our TSR performance over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index, of which Aviva is a member.

The companies which comprise the current LTIP comparator group for TSR purposes were chosen on the basis of product and geographic match to Aviva and are set out in “–Total Shareholder Return Targets” above. The TSR graph for the comparator group has been plotted using the 20 companies (including Aviva) in the comparator group for pre-2005 grants, the 15 companies (including Aviva) in the comparator group for 2005-07 grants and the 16 companies (including Aviva) in the comparator group for the 2008 grant.

Aviva plc five-year TSR performance against the FTSE 100 Index and the comparator group

Executive Directors’ Service Contracts

Service contracts agreed with each executive director incorporate their terms and conditions of employment. Contracts were reviewed during 2006 and new contracts issued, bringing them into line with good market practice, particularly in respect of mitigation and phased payments. The aim is to strike a fair balance between the Company’s and the employee’s interests taking into account good market practice. The key terms are set out in the table below.

Executive directors’ (as at 31 August 2009) key terms and conditions of employment

Provision	Policy
Notice period By the director By the Company	6 months 12 months, rolling. No notice or payment in lieu to be paid where the Company terminates for cause.
Termination payment
Pay in lieu of notice up to a maximum of 12 months’ basic salary. This may be increased by a discretionary redundancy payment (where appropriate) but any such further termination payment is capped at 12 months’ basic salary.
Any amount is subject to phased payment and mitigation requirements.

Remuneration and benefits	As described in this Report. The operation of the ABP, the OATTV bonus plan and LTIP plans is at the Company’s discretion and, in the case of the long term savings plans, at the trustees’ discretion.
Expenses	Reimbursement reasonably incurred in accordance with their duties.
Holiday entitlement	30 working days plus public holidays.
Sickness	In line with senior management terms i.e. 100% basic salary for 52 weeks, and 75% thereafter.
Non-compete	During employment and for six months after leaving.
Contract dates	Director Date current contract commenced Andrew Moss 1 January 2007 Philip Scott 15 November 2006 Mark Hodges 26 June 2008

Share Ownership Requirements

A requirement was introduced in 2005 that the Chief Executive and any executive directors should build, over a five year period, a shareholding in the Company equivalent to 175% of basic salary and 150% of basic salary respectively. Shares held in compulsory bonus deferrals and performance shares held in unvested LTIPs are not taken into account in applying this test.

As at 31 December 2008, based on that day’s closing share price of 390p, Mr Moss’ shareholding of 176,067 shares represented 74% of his basic salary of £925,000 (his holding of 73,208 shares at 1 January 2008 represented 30.8% of his basic salary of £925,000 using the 31 December 2008 share price). Mr Scott’s shareholding of 400,973 shares represented 261% of his basic salary of £600,000 (his holding of 291,106 shares at 1 January 2008 represented 189%) and Mr Hodges’ shareholding of 100,086 shares represented 75% of his basic salary of £520,000 (his holding of 79,873 shares at 26 June 2008 represented 59.9%).

External Board Appointments

We recognise that senior executives can benefit from serving in a personal capacity as a non-executive director (“NED”) of non-Aviva Group companies. However, executive directors should take account of the time commitment required by a NED position and ensure any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of typically allowing senior executives to serve as a NED of one external company, subject to approval by the Board, and to retain any board fees.

The only executive director who held an external NED appointment during 2008 was Philip Scott who was appointed to the Board of Diageo plc on 17 October 2007.  As an NED and chairman of the Audit Committee of Diageo plc Mr Scott received fees totalling £90,000 in 2008.  Philip Scott is due to be appointed as a non executive director and chairman of the Risk Committee of The Royal Bank of Scotland plc on 1 November 2009.

All-Employee Share Plans

Executive directors are eligible to participate in a number of HM Revenue & Customs (“HMRC”) approved all-employee share plans on the same basis as other eligible employees.

These plans include a share element of the Aviva All-Employee Share Ownership Plan (“AESOP”). Under this plan, eligible employees can receive up to a maximum of £3,000 per annum in shares based upon the profits of the Company’s UK businesses. The shares are free of tax subject to a retention period. In addition, the partnership element of the AESOP, which the Company also operates, allows participants to invest up to £125 per month out of their gross salary in the Company’s shares. There is no matching to this investment by the Company.

The Aviva Savings Related Share Option Scheme (“SAYE”) allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a three, five or seven-year HMRC approved savings contract, subject to a maximum savings limit of £250 per month.

Details of holdings under these plans can be found below.

Dilution

Awards granted under the Aviva employee shares plans are met by the funding of an employee trust administered by an external trustee that acquires shares in the market.  New issue shares will only be used where it is not possible to use trust shares and the funding policy is kept under review by the Remuneration Committee and the Board. Details of the shares currently held in the employee trusts are set out in Item 18, “Financial Statements – Note 30 – Shares held by employee trusts”.

During November 2008 a loan of £32 million was made to RBC Trustees (CI) Limited to ensure sufficient shares were available to meet its ongoing liabilities.

Non-executive directors (NEDs)

The NEDs, including the chairman, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in the table below.

Provision	Policy
Period	Three-year term which can be extended by mutual consent.
Termination	By the director or the Company giving the other one month’s written notice without compensation.
Fees	As described below.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Between 25 and 50 days per annum depending upon Board and committee requirements and corporate activity.
Non-compete	During term of directorship and for six months after leaving.
Appointment dates
Director                              Date of last appointment        Date appointment ends/ended
Guillermo de la Dehesa      30 May 2006                           31 December 2008
Wim Dik                               7 December 2008                    29 April 2009
Mary Francis                       1 October 2008                       AGM 2012
Richard Karl Goeltz             3 May 2007                             31 May 2010
Carole Piwnica                     8 May 2006                             AGM 2012
Lord Sharman                      14 January 2008                     AGM 2011
Russell Walls                       3 May 2007                            31 May 2010
Nikesh Arora                        1 July 2007                             5 August 2009
Scott Wheway                     5 December 2007                   AGM 2010
Euleen Yiu Kiang Goh         1 January 2009                      AGM 2012
Leslie Van de Walle             6 May 2009                            AGM 2010

It is the Company’s policy to set the fees paid to its chairman and NEDs taking account of the median market payments in international companies of similar size and complexity. NEDs receive a basic annual fee in respect of their Board duties. A further fee is paid to NEDs (other than the chairman) in respect of membership and, where appropriate, chairmanship of Board Committees.

Fees are reviewed annually and are set by the Board to attract individuals with the required range of skills and experience. In determining the level of fees paid to the NEDs the Board receives recommendations from the executive directors, who consider the NEDs duties and responsibilities, together with the time commitment required in preparing for and attending meetings, and the amounts paid by competitors and similar-sized companies.

The chairman and NEDs do not participate in any incentive or performance plans or pension arrangements.

The Company’s Articles of Association provide that the total aggregate remuneration paid to the chairman and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £1.5 million was approved by shareholders at the Company’s 2005 Annual General Meeting. The amount paid in 2008 was £1.23 million. Executive directors are remunerated under their service contracts and receive no additional fee for serving as directors.

NED fees payable from 1 April 2008 are set out in the table below.

Chairman	£495,000
Board membership fee	£63,000
Additional fees are paid as follows:
Senior independent director	£20,000
Committee Chairman – Audit – Remuneration – Risk and Regulatory	£35,000 (inclusive of committee membership fee) £20,000 (inclusive of committee membership fee) £17,500 (inclusive of committee membership fee)
Committee Membership – Audit – Remuneration – Nomination – Risk and Regulatory – Corporate Social Responsibility	£10,000 £10,000 £5,000 £5,000 £5,000

Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office during normal hours of business.

Directors’ remuneration in 2008

The table below sets out the remuneration paid or payable to the directors (as at 31 December) in respect of the year to 31 December 2008.  This section (Directors’ remuneration in 2008) and those sections headed “Executive directors’ pension arrangements” and “Share incentive plans” along with their associated footnotes have been subject to audit.

	Basic salary/fees	Bonuses1	ACAP2	Benefits3	Total
	2008 £’000	2008 £’000	2008 £’000	2008 £’000	2008 £’000
Chairman Lord Sharman	490	–	–	15	505
Executive directors Andrew Moss Philip Scott Mark Hodges4	914 593 463	752 488 532	463 – 208	91 35 99	2,220 1,116 1,302
Non-executive directors Guillermo de la Dehesa Wim Dik Mary Francis Richard Karl Goeltz Carole Piwnica Russell Walls Nikesh Arora Scott Wheway	109 95 99 94 87 107 69 77	– – – – – – – –	– – – – – – – –	– – – – – – – –	109 95 99 94 87 107 69 77
Other members of the Executive Committee (not included above)	3,109	4,513	252	838	8,712
Total emoluments	6,306	6,285	923	1,078	14,592

Notes
1.           Bonuses show the value at the date of award inclusive of the two thirds of bonus which Aviva requires its executive directors to defer into Aviva shares for three years.

2.           During the year, shares granted to certain former executive directors under the Company’s incentive plans vested. Details of these awards were fully disclosed in the year of grant.

3.           “Benefits”. All the executive directors received life assurance benefits during the year that relate to the cost incurred by the Company of insuring the directors’ life and relevant spouses’ benefits which, had the director died during the year, could not have been wholly paid by the pension scheme and would therefore have been met by the Company had the insurance not been in place. The disclosure also includes the cost of private medical insurance and, where appropriate, accompanied travel, accommodation and car benefits. All the numbers disclosed include the tax charged on the benefits. No directors received an expense allowance during the year.

4.           Mark Hodges’ 2007 data is not disclosed as he was not an executive director during the year. Mark Hodges’ 2008 data shown above includes all sums paid to him during 2008, not just those paid in respect of his services as a director

5.           For the purposes of the disclosure required by Schedule 6 to the Companies Act 1985 the total aggregate emoluments of the directors in respect of 2008 was £5.2 million (2007: £6.6 million, which included three executive directors who left in 2007).  This reflects the total aggregate emoluments of Mark Hodges in respect of the period that he served as a director during the year, comprising basic salary of £269,000, bonus of £275,000 and benefits of £53,000.

6.           No compensation payment for loss of office was made to any director, or former director, during the year.

7.           Annual bonuses are one-third paid in cash and two-thirds deferred into shares for three years.

Fees earned in 2008 by the NEDs (as at 31 December 2008) are set out in the table below.

	Board membership fees	Senior independent director	Fees as non-executive Chairman of the Group’s operations in Spain	Committee Chairman / Membership
				Remuneration	Audit	Nomination	Corporate Social Responsibility	Risk and Regulatory	Total fees
Lord Sharman	£490,000	–	–	–	–	–	–	–	£490,000
Nikesh Arora	£62,250	–	–	–	–	£2,126	–	£5,000	£69,376
Guillermo de la Dehesa	£62,250	–	£38,941	–	–	£2,897	£5,000	–	£109,088
Wim Dik	£62,250	£20,000	–	–	–	£2,897	£5,000	£5,000	£95,147
Mary Francis	£62,250	–	–	£10,000	£10,000	–	–	£16,875	£99,125
Richard Goeltz	£62,250	–	–	£20,000	£10,000	£2,126	–	–	£94,376
Carole Piwnica	£62,250	–	–	£10,000	£10,000	–	£5,000	–	£87,250
Russell Walls	£62,250	–	–	–	£35,000	£5,000	–	£5,000	£107,250
Scott Wheway	£62,250	–	–	£10,000	–	–	£5,000	–	£77,250

Following a review in March 2008 of Aviva’s fees against market benchmarks the following changes in NEDs’ emoluments were made with effect from 1 April 2008:

–	The chairman’s fee was increased from £475,000 per annum to £495,000 per annum (an increase of 4.2%).
–	Board membership fees were increased from £60,000 per annum to £63,000 per annum (an increase of 5%).
–	The fee for chairing the Risk and Regulatory Committee (inclusive of membership fee) was increased from £15,000 per annum to £17,500 per annum (an increase of 16.7%).
–	Other fees remained unchanged.

The following changes to NED responsibilities took place during the year:

–	Guillermo de la Dehesa ceased to be a member of the Nomination Committee from 29 July 2008 and retired from the Board and Corporate Social Responsibility Committee from 31 December 2008.
–
Wim Dik ceased to be a member of the Nomination Committee from 29 July 2008 and retired as Senior Independent Director on 31 December 2008. He remains a member of the Corporate Social Responsibility and Risk and Regulatory Committees.

–	Richard Goeltz, senior independent director since 1 January 2009, joined the Nomination Committee from 29 July 2008.
–	Nikesh Arora joined the Nomination Committee from 29 July 2008.

Senior executives’ remuneration

The total compensation paid during the year ended 31 December 2008 to key management personnel, being those having authority and responsibility for planning, directing and controlling the activities of the Company, including the Company’s executive directors and NEDs (as required to be disclosed by International Accounting Standard 24) was £53 million (2007: £60 million), and is set out in Item 18, “Financial statements – Note 53 – Related party transactions”.

Executive directors’ pension arrangements

The positions of the executive directors (as of 31 December 2008) with respect to accumulated pension benefits under the defined benefits section of the ASPS is set out in the table below.

	Andrew Moss1 £’000	Philip Scott2 £’000	Mark Hodges3 £’000
Accrued annual pension at 1 January 2008	20	376	81
Increase in accrued annual pension during the year as a result of inflation	1	19	–
Accrued annual pension at 31 December 20084	21	395	81
Employee contributions during the year5	–	30	–
Transfer value of accrued pension at 31 December 2007	248	5,609	549
Transfer value of accrued pension at 31 December 2008	231	6,300	660
Change in transfer value during the period less employee contributions6	(17)	661	111
Age at 31 December 2008 (years)	50	54	43

Notes

1.
Mr. Moss ceased accrual in the ASPS with effect from 31 March 2006, and as a result, his post March 2006 Pension Benefit was £19,556 per annum.  This will increase in line with deferred pensions (the lower of the increase in RPI or 5%) subject to the life time allowance. At 31 December 2008 it had increased to £21,042 per annum.

2.
Mr. Scott has been accruing benefits in the ASPS since before June 1989, so was not therefore subject to the HMRC’s Earnings Cap. Following pensions’ simplification Mr Scott registered with HMRC for enhanced protection.  He remains a member of the scheme and continues to accrue benefits as a result of salary increases.  However, he is not accruing benefits as a result of additional service.  Mr Scott’s pension will be based upon his final pensionable salary and years of service at retirement, subject to an overriding limit of two-thirds of final pensionable salary. Mr Scott has a pre-existing commitment that were he to retire up to two years before his normal retirement age of 60, then he would receive a non-discounted pension.  This commitment was entered into prior to the publication of ABI Guidelines issued in December 2006, which made reference to early retirement terms for directors.

3.
Mr Hodges ceased accrual in the ASPS with effect from 31 March 2006, and as a result, his post March 2006 Pension Benefit was £75,000 per annum.  This will increase in line with deferred pensions (the lower of the increase in RPI or 5%). Mr Hodges was appointed as an executive director from 26 June 2008. His benefits shown above are therefore as at that date (not 1 January 2008) and as at 31 December 2008. At 31 December 2008 his “accrued pension” was £80,700 per annum.

4.	The “accrued pension” is the amount of annual pension to which the Directors would have been entitled to at age 60, had they left service at 31 December 2008.

5.	Members of the defined benefit section of the ASPS made a contribution of 5% of their pensionable salary.

6.
The change in transfer values over the year include the effect of changes made by the trustee of the ASPS to the assumptions used in respect of changes to market values and expected future investment returns. The trustees changed the long term financial and mortality assumptions for transfer values with an effective date of 1 July 2008. Transfer values represent the estimated liability on the Scheme to pay the stated level of benefits. They are not sums paid or due to a director, and do not represent the true cost of providing the pension benefit.

7.	No former directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the benefits first became payable, or 31 March 1997.

Share Incentive Plans

Details of the directors who held executive office for any part of the year ended 31 December 2008, and hold or held options to subscribe for ordinary shares of the Company or hold or held awards over shares in the Company, pursuant to the Company’s share-based incentive plans, are set out in the table below.

Savings related share options in the table refer to options granted under the HMRC approved SAYE. Options are normally exercisable during the six month period following the end of the relevant (three, five or seven year) savings contract.

	At 1 January 2008 Number	Options granted during year Number	Options exercised during year Number	Options lapsing during year Number	At 31 December 2008 Number	Exercise Price Pence	Exercise Period
Andrew Moss Savings related options 2005	3,279	–	–	–	3,279	491.0	December 2010 – May 2011
Philip Scott Savings related options 2008	–	2,341	–	–	2,341	410.0	December 2011 – May 2012
Mark Hodges Savings related options 2007	1,705	–	–	–	1,705	563.0	December 2010 – May 2011

Notes

The mid-market price of an ordinary share in the Company on 31 December 2008, being the last business day of the year, was 390.0 pence, and the mid-market prices during the year ranged from 670.0 pence to 245.3 pence. During the year, no share options were exercised by directors.

Directors’ Interests in Aviva Shares

The interests held by each person who was a director at 31 August 2009 in the ordinary shares of 25 pence each in the Company are shown in the table below. All the disclosed interests are beneficial. The table also summarises the interests in shares held through the Company’s various all-employee and executive share schemes. Details of the options and long term incentive awards are shown above.

At 31 August 2009	Shares1	Bonus Plan awards2	Long term Incentive awards3	OATTV4	Options5
Mary Francis	1,800	–	–	–	–
Richard Karl Goeltz	2,500	–	–	–	–
Euleen Yiu Kiang Goh	-	-	-	-	-
Mark Hodges	138,895	231,712	459,029	145,759	1,705
Andrew Moss	239,848	353,716	1,022,153	289,443	3,279
Carole Piwnica	2,500	–	–	–	–
Philip Scott	501,800	256,013	599,469	148,025	2,341
Lord Sharman	32,626	–	–	–	–
Leslie Van de Walle	-	-	-	-	-
Russell Walls	4,000	–	–	–	–
Scott Wheway	13,579	–	–	–	–
Total - Executive management (other than directors above)	285,181	781,151	2,757,396	731,491	19,104

Notes

1.           “Shares” are the directors’ beneficial holdings in the ordinary shares of the Company and in respect of the executive directors include shares held in trust under the Company’s AESOP being shares purchased by them under the partnership element and shares granted under the free share element of the AESOP.

2.           “Bonus Plan Awards” relates to entitlements to shares arising through the Aviva Annual Bonus Plan. Under this plan some of the earned bonuses are paid in the form of shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but a proportion of the shares can be forfeited if the executive leaves service before the end of the period.

3.           “Long Term Incentive Awards” are awards granted under the LTIP which vest only if the performance conditions are achieved.

4.           OATTV awards are granted as a match to the bonus plan awards under the ABP and vest only if the performance conditions are achieved.

5.           “Options” are options over shares granted under the SAYE.

6.           The interests of connected persons to the Directors are included in the Directors’ interests above.

Board of Directors’ Practices

The Board of Directors

The directors are responsible to shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives. The Board of Directors meets regularly to determine the strategic direction, to review the Company’s operating and financial performance and to provide oversight that the Company is adequately resourced and effectively controlled. The specific duties of the Board of Directors are clearly set out in its terms of reference which address a wide range of corporate governance issues and list those items that are specifically reserved for decision by the Board of Directors. Matters requiring Board of Directors approval include:

– group strategy and business plans;
– acquisitions, disposals and other transactions outside delegated limits;
– financial reporting and controls;
– capital structure;
– dividend policy;
– shareholder documentation;
– the constitution of Board of Directors committees; and
– key business policies, including the remuneration policy.

The full terms of reference for the Board are available from the Group Company Secretary.  Matters that are not specifically reserved to the Board of Directors and its committees under its terms of reference, or to shareholders in General Meeting, are delegated to the Group Chief Executive. The Board of Directors’ terms of reference also set out those matters that must be reported to the Board of Directors, such as significant litigation or material regulatory breaches, and cover how matters requiring consideration by the Board of Directors that arise between scheduled meetings should be addressed.

The Board of Directors and its committees operate in line with work plans agreed prior to the start of each year. At Board and committee meetings, directors receive regular reports on the Group’s financial position, risk management, regulatory compliance, key business operations and other material issues. Directors are fully briefed in advance of Board and committee meetings on all matters to be discussed. The Group Company Secretary is responsible for following Board procedures and advising the Board of Directors, through the chairman, on governance matters. All directors have access to the Group Company Secretary’s advice and services.

The Board of Directors has adopted a procedure whereby directors may, in the performance of their duties, seek independent professional advice at the Company’s expense if appropriate. No director sought any such independent professional advice during 2008.  During the year the members of the Remuneration Committee sought independent advice from New Bridge Street Consultants on a review of senior executive remuneration.  The terms of office and periods in which our senior management has served is set out under “– The Directors”.

The Chairman and Group Chief Executive

The respective roles of the chairman and Group Chief Executive are set out in the Board of Directors’ terms of reference. The chairman’s priority is the management of the Board of Directors and the Group Chief Executive’s priority is the management of the Company. The chairman’s contractual commitment to the Company is two to three days per week.  During the year the chairman retired as the chairman of Aegis plc.  For details on the chairman’s interests outside the Company, see “– The Directors”.

Senior Independent Director

The main responsibility of the senior independent director is to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. The senior independent director is also responsible for leading the Board of Director’s discussion on the chairman’s performance and the appointment of a new chairman, when appropriate. Richard Goeltz has served as the senior independent director from January 2009.

Review of effectiveness of the Group's internal controls

The Board has conducted a review of effectiveness of the Group's systems of internal control.  The annual review has been supplemented by an additional review of the adequacy and effectiveness of financial reporting controls across the Group.  This additional review is being undertaken so that the Group will be able to meet the requirement of the Sarbanes-Oxley Act 2002 for management to assess the effectiveness of internal controls over financial reporting, starting with the annual report for the year ended 31 December 2010.  The necessary actions have been or are being taken to remedy deficiencies identified from our on-going review prior to our first required assessment of internal controls over financial reporting for the year ended 31 December 2010.  These actions are being monitored by the Risk and Regulatory Committee or the Audit Committee as appropriate on behalf of the Board.

Board Committees

The Board of Directors has established the following standing committees to oversee and debate important issues of policy and oversight outside the main Board of Directors meetings:

– Audit Committee;
– Nomination Committee;
– Risk and Regulatory Committee;
– Corporate Social Responsibility Committee; and
– Remuneration Committee.

Throughout the year the chairman of each committee provides the Board of Directors with a summary of the key issues considered at the meetings of the committees and the minutes of the committee meetings are circulated to the Board of Directors. The committees operate within defined terms of reference, copies of which are available from the Group Company Secretary upon request. Board committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the Company’s expense.

Audit Committee

The purpose of the Audit Committee is to assist the Board in discharging its responsibilities for the integrity of the Company’s financial statements, the assessment of the effectiveness of the systems of internal financial controls and monitoring the effectiveness and objectivity of the internal and external auditors. The full terms of reference for the Audit Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary. In summary the Audit Committee is authorised by the Board of Directors under its terms of reference to investigate any activity within its terms of reference, seek information from any employee of the Company and require all employees to co-operate with any request made by the Audit Committee, obtain external legal or independent professional advice from selected advisers, dispatch of its business, adjourn and otherwise regulate its business, and to cause the Company to pay compensation to any registered public accounting firm or advisers engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and any other necessary expenses of the Audit Committee, and to delegate any of its duties as is appropriate and permitted.

The following independent non-executive directors, served on the Audit Committee from 1 January 2008 to date:

Member	Period From	To
Russell Walls (Chairman)	1 July 2004	To date
Mary Francis	1 January 2007	To date
Richard Karl Goeltz	1 July 2004	To date
Euleen Yiu Kiang Goh	1 January 2009	To date
Carole Piwnica	24 September 2003	31 December 2008

The Audit Committee met on seven occasions in 2008. In addition, the Audit Committee held separate meetings with members of senior management for the purpose of induction and training. The Group Company Secretary acts as the secretary to the Audit Committee. Russell Walls, a Fellow Chartered Certified Accountant, is a former Group Finance Director of BAA plc, Wellcome plc and Coats Viyella plc. Richard Karl Goeltz is a former Chief Financial Officer of American Express Company and NatWest Group plc. Euleen Yiu Kiang Goh, a Chartered Accountant and member of the Chartered Institute of Taxation, is a former Financial Controller of Pontiac Land and Chief Executive of Standard Chartered Bank, Singapore.

The Group Chief Executive, Chief Financial Officer, Chief Audit Officer, Chief Accounting Officer, Chief Risk Officer and the external auditor normally attend, by invitation, all meetings of the Audit Committee. Other members of senior management are also invited to attend as appropriate to present reports. It is the Audit Committee’s practice at each meeting to meet separately with the Chief Audit Officer and the external auditor without any members of management being present. In performing its duties, the Audit Committee has access to the services of the Chief Audit Officer, the Group Company Secretary and external professional advisers.

The Audit Committee follows an agreed annual work plan.  It reviews, with members of management and the internal and external auditors, the Company’s financial announcements including the annual report and accounts to shareholders and associated documentation. It places particular emphasis on their fair presentation and the reasonableness of the judgemental factors and appropriateness of significant accounting policies used in their preparation. At each meeting, the Audit Committee receives a report from the Chief Audit Officer concerning the Company’s systems of internal financial control, including any significant new issues and actions taken on previously reported issues. Twice each year, the Audit Committee receives reports on the adequacy of the Group’s life assurance and general insurance reserves.  The Audit Committee also reviews the annual work plan for the Group’s internal audit function. The Audit Committee reports to the Board regarding the effectiveness of the Group’s overall systems of internal financial control including the risk management systems in relation to the financial reporting process. The Audit Committee works closely with the Risk and Regulatory Committee, which reviews the Company’s overall internal controls and risk management systems.

During the year the Audit Committee and the Risk and Regulatory Committee held a joint meeting in Paris with the chairman of the Aviva France audit committee.  This meeting allowed the Audit Committee to gain a deeper understanding of the relevant local issues and assess the effectiveness of the systems of internal financial controls and the effectiveness and objectivity of the internal and external auditors in that business.

Each of our major business units has an audit committee that provides an oversight role for its business. The Chief Audit Officer, who also attends many of these meetings, reviews the papers and minutes from these committees and brings all significant matters to the Audit Committee’s attention.  In addition during 2008 the members of the Audit Committee attended several business unit audit committee meetings including those in Aviva USA, Aviva U.K. Life, Aviva U.K. General Insurance, Aviva Canada, Aviva France, Hibernian, Aviva Investors and Aviva Italy.

The Audit Committee receives reports from the external auditor and regularly holds discussions with both the internal and external auditors in the absence of management. The chairman of the Audit Committee reports to the subsequent meeting of the Board on the Audit Committee’s work and the Board receives a copy of the minutes of each meeting of the Audit Committee.

Internal audit

Our internal audit function reports to management on the effectiveness of the Company’s systems of internal controls, the adequacy of these systems to manage business risk and to safeguard the Group’s assets and resources. The internal audit function is fully centralised and each country/region head has a full reporting line to the Chief Audit Officer (with the exception of Delta Lloyd). Through the Chief Audit Officer, the internal audit function provides objective assurance on risks and controls to the Audit Committee. The plans, the level of resources and the budget of the internal audit function are reviewed at least annually by the Audit Committee, which also undertakes an annual review of the effectiveness of the Group’s internal audit function against guidance criteria provided by the Institute of Chartered Accountants in England and Wales and by the Institute of Internal Auditors (“IIA”). This year the review has been undertaken by Pricewaterhouse Coopers to meet the IIA standards requiring that an independent review of internal audit effectiveness be undertaken at least every five years. In addition, the Audit Committee is consulted in determining the objectives and remuneration of the Chief Audit Officer.

External auditor

Ernst & Young LLP (Ernst & Young) was appointed auditor of the Company in 2001 having previously been the auditor of Norwich Union plc. Following the annual external audit effectiveness review the Audit Committee concluded that the audit was fit for purpose and recommended that a re-tender process should not be undertaken in 2008 but that the relationship and the effectiveness of the auditor are kept under review.  The audit signing partner changed as part of a rotation process in 2007.  Ernst & Young audits all significant subsidiaries of the Group as of 2008.

We introduced a revised external auditor policy on 1 January 2008 aimed at safeguarding and supporting the independence and objectivity of the external auditors. The policy was updated to reflect current global best practice on auditor independence, and is in full compliance with all U.K., U.S. and International Federation of Accountants (IFAC) rules. The revised policy aims to be simpler to interpret, providing greater clarity on what services may and may not be provided by our auditors.

The policy regulates the appointment of former audit employees to senior finance positions and sets out the approach we need to take when using the services of the external auditor, including requiring that all services provided by the external auditor are pre-approved by the Audit Committee.  It distinguishes between those matters where an independent view is required and that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work), prohibited services where the independence of the external auditor could be threatened and therefore the external auditor must not be used, and other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services.

Annually, the Audit Committee reviews a formal letter provided by the external auditor confirming its independence and objectivity within the context of applicable regulatory requirements and professional standards.

During the year, the Audit Committee performed its annual review of the independence, effectiveness and objectivity of the external auditor; assessing the audit firm, the audit partner and audit teams. The process was conducted by means of a questionnaire, completed Group-wide by members of senior management, members of the Group’s finance community and members of the Audit Committee. The questionnaire sought opinions on the importance of certain criteria and the performance of the auditor against those criteria.  Based on this review, the Audit Committee concluded that the audit service of Ernst & Young was fit for purpose and provided a robust overall examination of the Group’s business and the risks involved.

Nomination Committee

The main purpose of the Nomination Committee is to assist the Board by keeping the composition of the Board under review and conducting a rigorous and transparent process when making or renewing appointments of directors to the Board. It also advises the Board on issues of directors’ conflicts of interest and independence. The full terms of reference for the Nomination Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following directors served on the Nomination Committee from 1 January 2008 to date:

Member	Period From	To
Lord Sharman (Chairman)	25 January 2006	To date
Nikesh Arora	29 July 2008	5 August 2009
Guillermo de la Dehesa	21 June 2000	29 July 2008
Wim Dik	26 April 2004	29 July 2008
Richard Goeltz	29 July 2008	To date
Andrew Moss	12 July 2007	To date
Russell Walls	23 January 2007	To date

The Nomination Committee met on two occasions in 2008. Nikesh Arora and Richard Goeltz were appointed as members of the Nomination Committee on 29 July 2008.  The Group Company Secretary acts as the secretary to the Nomination Committee.

The Nomination Committee keeps under review the balance of skills on the Board and the knowledge, experience, length of service and performance of the directors. It also reviews their external interests with a view to identifying any actual, perceived or potential conflicts of interests, including the time available to commit to their duties to the Company. The Nomination Committee monitors the independence of each non-executive director and makes recommendations concerning such to the Board. The results of these reviews are important when the Board considers succession planning and the re-election and reappointment of directors and members of the Nomination Committee take no part in any discussions concerning their own circumstances.

During the year the Board accepted the Nomination Committee’s recommendations that Mark Hodges and Euleen Yiu Kiang Goh join the Board. Mark Hodges was appointed as an executive director of the Board, increasing the number of executive directors to three. The appointment of Euleen Yiu Kiang Goh as a new non-executive director from 1 January 2009 also helps to maintain the balance of the Board in the context of the retirement of Wim Dik during 2009. In respect of Ms Goh’s appointment the Nomination Committee engaged a search agency to help it identify suitable candidates with the skills and capabilities required and to assist with the preparation of an interview list.

In line with the Combined Code requirement the Board undertook a review of the effectiveness of all its committees during the year, including the Nomination Committee.

Risk and Regulatory Committee

The purpose of the Risk and Regulatory Committee is to assist the Board in providing leadership, direction and oversight with regard to our risk and regulatory policies and procedures, including those related to compliance, risk management, compliance, financial malpractice and internal controls. The Risk and Regulatory Committee also monitors the Group’s risk exposures relative to appetite. The full terms of reference for the Risk and Regulatory Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following independent non-executive directors served on the Risk and Regulatory Committee from 1 January 2008 to date:

Member	Period From	To
Mary Francis (Chairman)	14 January 2006	To date
Nikesh Arora	1 July 2007	5 August 2009
Wim Dik	14 January 2006	29 April 2009
Russell Walls	14 January 2006	To date

The Risk and Regulatory Committee held separate meetings with members of senior management and Ernst & Young for the purposes of induction and training. The Group Company Secretary acts as the secretary to the Risk and Regulatory Committee.

The Group Chief Executive, Chief Financial Officer, Chief Audit Officer, Chief Risk Officer, Group Regulatory Director and the external auditor normally attend, by invitation, all meetings of the Risk and Regulatory Committee.  Other members of senior management are also invited to attend as appropriate to present reports. It is the Risk and Regulatory Committee’s practice at each meeting to meet separately with the Chief Audit Officer and the external auditor without any members of management being present.  In performing its duties, the Risk and Regulatory Committee has access to the services of the Chief Audit Officer, the Chief Risk Officer, the Group Regulatory Director and the Group Company Secretary and external professional advisers.

During the year the work of the Risk and Regulatory Committee fell into the following broad areas:

Risk management

The Risk and Regulatory Committee’s oversight focused on: continuing to improve our framework for identifying, monitoring and mitigating risks;  ensuring that key financial risks – especially market and credit risks – were being identified and managed effectively; ensuring that operational risks, especially in IT and business protection and continuity, were well monitored and controlled; and monitoring how risk is managed at local and regional level within the Group through presentations from business unit leaders and risk teams.  Financial risk and capital management issues occupied the largest part of the Risk and Regulatory Committee’s time during the year, and are likely to continue doing so for the foreseeable future.

Regulation and compliance

The Risk and Regulatory Committee works with management to ensure that we have a constructive relationship with our lead regulator in the U.K., the FSA, and with the local regulators who oversee its businesses worldwide.  During the year the Risk and Regulatory Committee received regular reports on ongoing compliance issues and regulatory and other public policy initiatives. In particular, the Committee monitored the actions being taken by management in relation to the Risk Mitigation Programme agreed with the Financial Services Authority; encouraged measures to strengthen oversight of the Group’s compliance functions outside the UK; and received presentations on the Group’s Treating Customers Fairly programme in the U.K. and global customer centricity initiative.

Group Internal Audit

Our Internal Audit function provides the Risk and Regulatory Committee with independent and objective assurance over the appropriateness, effectiveness and sustainability of the Company’s system of internal controls in place to mitigate significant risks. Our Internal Audit plan is based on a robust and structured planning process using a risk based methodology that allows for quarterly updates to reflect changes to the Company’s risk profile. Key control issues reported by Group Internal Audit to management and to the Risk and Regulatory Committee members are monitored on a quarterly basis until the risk exposure has been properly mitigated. Reports on financial malpractice are also presented to the Risk and Regulatory Committee including incidence of fraud, anti-money laundering procedures and, at least on an annual basis, arrangements whereby persons can report in confidence any concerns about lack of probity (whistleblowing).

During the year the Risk and Regulatory Committee and the Audit Committee held a joint meeting in Paris with the chairman of the Aviva France audit committee.  This meeting allowed the Risk and Regulatory Committee to gain a deeper understanding of the relevant local issues and assess how the Group’s risk management framework, and regulatory policies and procedures were being embedded in the business.

The chairman of the Risk and Regulatory Committee reports at the subsequent meeting of the Board on the Risk and Regulatory Committee’s work and the Board receives a copy of the minutes of each meeting of the Risk and Regulatory Committee.

Corporate Responsibility Committee

The purpose of the Corporate Responsibility Committee is to provide guidance and direction to the Group’s corporate responsibility (CR) programme, review the key CR risks and opportunities and to monitor progress.  The full terms of reference for the Corporate Responsibility Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following directors served on the Corporate Responsibility Committee from 1 January 2008 to date:

Member	Period From	To
Wim Dik (Chairman from January 2006)	14 January 2006	29 April 2009
Guillermo de la Dehesa	14 January 2006	31 December 2008
Andrew Moss	12 July 2007	To date
Carole Piwnica (Chairman from 1 January 2009)	14 January 2006	To date
Lord Sharman	14 January 2006	To date
Scott Wheway	5 December 2007	To date
Euleen Yiu Kiang Goh	1 January 2009	To date

Prior to 25 March 2009, the Corporate Responsibility Committee was named the Corporate Social Responsibility Committee. The Corporate Social Responsibility Committee met on three occasions in 2008. The Group Company Secretary acts as the secretary to the Corporate Social Responsibility Committee.

During the year the Corporate Social Responsibility Committee reviewed and approved the content and scope of the Company’s 2008 CR Report, monitored the management of the CR risks affecting the Group and helped establish a process by which region’s could report performance and progress to the Corporate Social Responsibility Committee. The Corporate Social Responsibility Committee reviewed each region’s performance and progress during the year. During the Board’s visit to the Group’s French operations in September 2008 the Corporate Social Responsibility Committee held a meeting with the senior managers responsible for CSR. The meeting allowed the Corporate Social Responsibility Committee to gain a deeper understanding of the relevant local issues and assess how CSR was being embedded in the business. The Committee received ongoing updates on the Group’s key CR programme activities, including climate change, community investment, diversity and external benchmarking. The Corporate Social Responsibility Committee also reviewed the Group’s carbon offset projects as part of Management’s commitment to be carbon neutral on a global basis.

Aviva’s chairman, the chairman of the Corporate Social Responsibility Committee and a non-executive director committee member participated in the Group’s annual CSR conference that took place in September 2008. Members of the Corporate Social Responsibility Committee are interviewed as part of the external assurance process of the CR programme and the subsequent management report, including Aviva’s action plan, are reviewed by the Corporate Social Responsibility Committee to assist the strengthening and future direction of the programme.

In line with the Combined Code requirement the Board undertook a review of the effectiveness of all its committees during the year, including the Corporate Social Responsibility Committee.

Remuneration Committee

The Remuneration Committee is a committee of the Board. Its terms of reference are available from the Group Company Secretary and can be found on the Company’s website www.aviva.com. In summary the Remuneration Committee is authorised by the Board of Directors to investigate any activity within its terms of reference, obtain external legal or independent professional advice from such advisors as the committee selects from time to time, dispatch of its business, adjourn and otherwise regulate its meetings as it sees fit and to delegate any of its duties as is appropriate. The Remuneration Committee’s key objectives are to:

•	Establish a competitive remuneration package to attract, retain and motivate scarce, high quality leaders;
•	Promote the achievement of both the Company’s annual plans and its strategic objectives by providing a remuneration package that contains appropriately motivating targets; and
•	Align senior executives’ remuneration with the interests of shareholders and other stakeholders, including customers and employees.

The Remuneration Committee’s main responsibilities are to:

•
Recommend to the Board the Group’s remuneration policy for the executive directors and members of senior management, covering basic salary, bonus, long term incentives, retirement provisions, long term wealth creation and other benefits;

•	Strike an appropriate balance between (i) the fixed and variable and (ii) the cash, equity and equity related components of the total remuneration package;
•	Ensure the remuneration package is congruent with, and provides the incentives to realise, short and long term goals;
•	Review and determine the terms of employment and remuneration of the individual executive directors, including any specific recruitment or severance terms;

•	Assess and, within the broad policy from time to time approved by the Board, determine the remuneration terms of the chairman of the Board;
•
Recommend to the Board the establishment of any employee share plans and exercise all the Board’s powers in relation to the operation of all share and incentive plans, including the granting of awards, the setting and testing of performance conditions (where appropriate), and any discretion on behalf of the Board regarding any material amendments to the plans’ rules not requiring the approval of shareholders; and

•	Select, appoint and determine terms of reference for independent remuneration consultants to advise the Remuneration Committee on remuneration policy and levels of remuneration.

The following independent non-executive directors served on the Remuneration Committee from 1 January 2008 to date:

Member	Period From	To
Richard Karl Goeltz (Chairman from January 2006)	3 May 2004	1 January 2009
Mary Francis	25 January 2006	To date
Carole Piwnica	25 January 2006	To date
Scott Wheway (Chairman from 1 January 2009)	5 December 2007	To date

We announced on 4 December 2008 the appointment of Mr Goeltz as its Senior Independent Director with effect from 1 January 2009.  From the same date Mr Goeltz ceased to be a member of the Remuneration Committee and Mr Wheway succeeded him as chairman.

The Remuneration Committee met on nine occasions in 2008.

The Remuneration Committee meetings are attended by the Group Chief Executive (other than when his own remuneration is being discussed) and John Ainley, the Group Human Resources Director. The Group Company Secretary acts as secretary to the Remuneration Committee. The chairman attends when discussing the remuneration of the Chief Executive.

The Remuneration Committee was advised in 2008 by David Hope, the Group Human Resources Strategy Director, on market practice and the alignment of reward arrangements to business strategy and by the Chief Accounting Officer on matters relating to the performance measures and targets for the Group’s incentive plans. Tim Harris held that role for part of 2008 and was succeeded by David Rogers in October 2008.

In addition, the Remuneration Committee appointed New Bridge Street Consultants (NBSC) to advise them on a review of senior executive remuneration (see below). NBSC provided no other material assistance to the Company in 2008. Deloitte LLP, which provided other services to the Group in 2008, advised the Remuneration Committee on the calculation of Total Shareholder Return (TSR) in respect of the Long Term Incentive Plan (LTIP) vesting. The Group Company Secretary and Linklaters LLP (Linklaters) advised the Remuneration Committee in relation to the operation of the Company’s share plans. Linklaters provided other legal services to the Company during 2008.

In line with Combined Code requirements, the Board undertook a review of the effectiveness of the Remuneration Committee during the year. Additionally, the Remuneration Committee reviewed its own performance and agreed steps to enhance its effectiveness.

Remuneration Committee activities during 2008

The Remuneration Committee is required by its Terms of Reference to meet at least three times per year and has a standing calendar of items within its remit. In addition to these standing items, the Remuneration Committee discusses matters relating to the operation of the remuneration policy and emerging market practices. In 2008 the Remuneration Committee met nine times and discussed, amongst others, the issues set out in the table below:

Meeting	Standing agenda items	Other agenda items
January	- None	- Consideration of proposals for the creation of a “One Aviva Twice the Value” Bonus plan (OATTV)
February (Twice)
- A review of executive directors basic salaries and benefits in kind
- Consideration and approval of executive directors bonus awards for 2007 and approval of share awards under the Annual Bonus Plan (ABP)
- A review and approval of LTIP grants to the executive directors and approval of the performance conditions for the 2008 grants
- A performance test of subsisting LTIP grants
- A decision on the operation of the UK’s All Employee Share Ownership Plan and the Hibernian’s All Employee Share Scheme
- A review of dilution limits
- A review and approval of recommendations on contributions into the Aviva Capital Accumulation Plan (ACAP)
- Approval of the 2007 Directors’ Remuneration Report
- Approval of revised proposals for the OATTV plan
April	- None	- A review and approval of grants under the OATTV plan
June	- None	- Approval of Mark Hodges’ appointment terms as an executive director.
July
- Approval of the performance targets for the US Long Term Incentive Plan
- A review of executive directors’ bonus targets following a rebase for exchange rates and capital assumptions
- Approval of an invitation to UK employees to participate in a Save as You Earn scheme
- A review of the proposed Aviva Investors’ reward strategy - Consideration of executive directors’ 2008 bonus targets
August	- None	- Further consideration of executive directors’ 2008 bonus targets
September	- None
- Review of a paper on the proposed approach to future targets given Aviva’s move from an EEV to an MCEV basis for reporting results
- A review of market practice on non-executive director shareholding requirements
- A review of Aviva’s remuneration for its senior management below executive director level

December
- Approval of the proposed 2009 financial and employee targets for the operation of the Annual Bonus Plan
- Comment upon and noting of the executive directors’ personal objectives for 2009
- A review of the proposed approach to the 2008 Directors’ Remuneration report
- An update on progress with the Remuneration Committee’s 2008 and proposed 2009 work plans.
- Note the final Aviva Investors’ Reward Strategy - Consideration of the findings of a review of remuneration in Aviva’s US business - A review of the Executive Remuneration regulatory environment

Employees

The average number of persons employed by the Group during the course of the last three years was:

	2008 Number	2007 Number	2006 Number
UK*	29,996	32,746	34,655
Europe	16,283	15,769	16,699
North America**	4,990	4,775	3,623
Asia Pacific	2,220	2,005	1,784
Aviva Investors	1,061	962	756
Corporate centre	507	497	502
	55,057	56,754	58,019
*   UK employee numbers include staff in the offshore operations in Sri Lanka and India, which were sold in 2008
** The lower average number in 2006 reflects the inclusion of AmerUs staff only since November 2006

Employee participation in trade unions

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements or appropriate employee consultation arrangements, or both, in most of the countries in which we operate.  It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangement whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner.  We have not experienced any material work stoppages or strikes in the past three years. We believe that relations with our employees are generally good.

Employee participation in share capital

The Group encourages participation in the share capital of the Company by its UK resident employees through the following HMRC approved schemes:

•	Save As You Earn (“SAYE”);
•	Aviva All-Employee Share Ownership Plan (“AESOP”); and
•	Share Investment Plan.

Schemes to encourage participation by Director’s and Senior management in the share capital of the company are described in earlier in this Item in the section “Compensation”.

Save As You Earn (SAYE)

Under the SAYE scheme employees save between £5 and £250 a month under a three, five or seven year contract. The option price is fixed on the invitation date and is normally set at a 20% discount on the market value of an Aviva share. At the end of the three, five or seven year savings contract Employees receive their savings plus a guaranteed tax-free (if resident in the UK) bonus, which can either take the form of cash or as Aviva share options exercisable during the six month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract. Employees are entitled to apply for the return of your savings at any time.

Item 18, “Financial Statements – Note 24 Equity Compensation Plans” provides further details about the options granted under this scheme.

Aviva All-Employee Share Ownership Plan (“AESOP”)

The Group’s AESOP Scheme is open to UK resident employees, who have been employed by a Group company for at least six months of the year prior to which the award is made. Employees receive free shares up to the value of a percentage of their pensionable salary as at the previous 31 December. The actual number of shares they will receive will depend on the market value of a share at the time of the award. The maximum value of shares employees can receive in any tax year is currently £3,000. This maximum is set by the Inland Revenue.

Once awarded the shares are placed in a trust, with independent trustees and administrators appointed by the trustee. If the shares remain in trust for at least five years, they may be released to the employee free of income tax and National Insurance Contributions ("NIC"). If the shares are sold immediately upon release, no Capital Gains Tax ("CGT") is payable. Employees wishing to withdraw the shares from trust after three years will be liable to income tax and NI on the lower of the market value of the shares when withdrawn and when awarded. If employees leave the Group for any reason the shares will cease to be subject to the Scheme and will be released to them, or sold, on their behalf at their direction.

Share Investment Plan

U.K. resident employees can buy shares in the Company by making monthly contributions from their gross salary. Contributions can be a minimum of £5 and up to a maximum of £125 per month (or, if less, 10% of gross salary). Contributions are held in a trust by an independent trustee and shares are allocated within 30 days of the employee’s monthly contribution date. Employees can withdraw their shares from the trust at any time on payment of income tax and NIC. However, after five years shares can be withdrawn from the trust free of income tax and NIC.

Item 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Financial Services Authority Disclosure and Transparency Rules 2006 provide that a person or corporate entity that acquires an interest of 3 percent or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1 percent or more must also be notified. Similarly, a notification is required once the interest falls below 3 percent.

Based on notifications received up to 31 August 2009, no shareholder held a beneficial interest of 5 per cent or more in Aviva ordinary shares at 31 August 2009 or at any point in the preceding three financial years.

We are required under the Financial Services Authority Listing Rules to disclose in the directors’ report to our annual financial statements all notifications received since our previous annual report. We have summarised below the notifications received during last three financial years: 2006, 2007 and 2008.

The table below summarises the shareholders with at least 3 percent ownership of our outstanding ordinary shares as of 31 August 2009 according to notifications received from our shareholders. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders:

	Total number of shares held	% of total issued shares / % of voting rights
Barclays plc
- Non-beneficial interest (shares held nominally on behalf of others)	139,229,388	5.08%
Axa S.A. and its Group companies
- Held beneficially	28,520,097	1.10%
- Non-beneficial interest	230,932,552	8.90%
Legal & General Group plc
- Held beneficially	116,354,795	4.24%
- Non-beneficial interest	—	—

Notes:

           To the best of our knowledge, except as set forth in the table above, no other shareholder held more than 3% of our outstanding ordinary shares as of 31 August 2009.

Significant Changes in Capital Ownership

The following tables provide information on significant changes in the percentage ownership held by shareholders with at least a 3 percent ownership of our outstanding ordinary shares from 1 March 2006 to 27 February 2009, according to notifications received from our shareholders:

As at 1 March 2006 the notifications received were as follows:
	Total number of shares held	% of total issued shares / % of voting rights
Barclays plc	109,751,163	4.57%
Legal & General Group plc	81,072,340	3.38%

As at 28 February 2007 the notifications received were as follows:
	Total number of shares held	% of total issued shares / % of voting rights
Barclays plc
- Non-beneficial interest	153,862,359	5.99%
Legal & General Group plc
- Held beneficially	93,312,175	3.65%
Axa S.A. and its Group companies
- Held beneficially	29,277,260	1.14%
- Non-beneficial interest	232,943,181	9.08%

As at 27 February 2008 the notifications received were as follows:
	Total number of shares held	% of total issued shares / % of voting rights
Barclays plc
- Non-beneficial interest (shares held nominally on behalf of others)	133,026,405	5.08%
Legal & General Group plc
- Held beneficially	104,107,838	4.01%
Axa S.A. and its Group companies
- Held beneficially	28,520,097	1.10%
- Non-beneficial interest	230,932,552	8.90%

At 31 December 2008, 320,904 of our ordinary shares, representing 0.012 per cent of our issued and outstanding ordinary shares as of such date, were held by 1,034 shareholders of record in the United States.

Related Party Transactions

For more information relating to related party transactions, including more information about the transactions described below, please see Item 18, “Financial Statements – Note 53 – Related party transactions”.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated on consolidation.

However, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investments Companies, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of International Accounting Standard (“IAS”) 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Directors and Key Management

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2008 £m	2007 £m	2006 £m
Salary and other short-term benefits	38	40	32
Post-employment benefits	3	4	1
Equity compensation plans	9	14	16
Termination benefits	3	2	4
Total	53	60	53

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, or be granted mortgages marketed by Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the disclosed transactions discussed above and in Item 6, “Directors, Senior Management and Employees’’, no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

Other Related Parties

The Group received income from other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm’s length commercial terms.

Services provided to other related parties

	2008	2008	2007	2007	2006	2006
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	61	-	58	-	50	1
Joint ventures	20	300	26	169	16	241
Employee pension schemes	24	6	26	6	6	–
	105	306	110	175	72	242

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies listed in Item 18, “Financial Statements—Item 14—Interest in, and loans to, associates”.  Under management service agreements with these associates, our UK life insurance companies provide administration services, the cost of which is recharged to the RBS companies. In addition, our fund management companies provide fund management services to these associates, for which they charge fees based on the level of funds under management.

Transactions with joint ventures relate to the property management undertakings. At 31 December 2008, there were 18 such joint ventures, the most material of which are listed in Item 18, “Financial Statement—Note 13—Interest in, and loans to, joint ventures”. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities and our fund management companies charge fees for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in Item 18, “Financial Statement—Note 41(e)(iv)—Pension obligations”.

The other related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in Item 18, “Financial Statements – Note 45(h) - Contingent liabilities and other risk factors – Other”.

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in Item 18, “Financial Statements – Note 13 - Investment in joint ventures”. Total loans at 31 August 2009 and at the end of each of the last three financial years are shown in the table below:

	At 31 August 2009 £m	At 31 December 2008 £m	At 31 December 2007 £m	At 31 December 2006 £m
Loans to joint ventures	263	297	167	241

These constitute loans to joint ventures to fund shopping, business or distribution centres or properties in Europe, as well as a film studio development in the UK.  The largest of these is part of a facility granted in November 2005 and had a balance of £243 million as of 31 August, 2009 and bears an interest rate of 8%.

Loans to associates

At 31 August 2009, we had outstanding loans to associates of £2 million. Except for exchange rate movements the outstanding loan balance has not changed during the last three financial years up to 31 August 2009. The two loans have been made to a French associate undertaking to finance its normal business development. The loans are denominated in euros and is on normal commercial terms, paying interest at a variable rate of 6 months Euribor plus 1.25%.

Item 8

FINANCIAL INFORMATION

See Item 18, “Financial Statements”

Dividend policy

For further information on the dividends declared and paid in the most recent five years and on the Company’s dividend policy, see Item 3, “Key Information – Dividends”.

Significant changes

For a description of certain developments since the date of the annual financial statements included in this Annual Report, please see Item 5, “Operating and Financial Review and Prospects – Recent Developments”.

Legal Proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief.  Information on various legal proceedings is set out in Item 18 “Financial Statements – Note 45 – Contingent liabilities and other risk factors”.

The directors do not believe that any current pending or threatened litigation or dispute, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s financial position for any period.

Item 9
THE OFFER AND LISTING

Listing Details

The principal trading market for our ordinary shares is the London Stock Exchange.  An application has been made to list 1,369,490,150 of our ADSs on the NYSE, each representing the right to receive two ordinary shares deposited pursuant to our deposit agreement with Citibank N.A. and the registered holders from time to time of the ADSs. For a detailed description of the rights and obligations attached to our ADSs, see Item 12, “Description of Securities Other than Equity Securities”.

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for our ordinary shares on the London Stock Exchange:

	Ordinary Shares
	High	Low
	(pence)
Year
2003	873	341.5
2004	532.5	335
2005	631.5	484.5
2006	850.5	690
2007	854	625
2008	670	245.3

	Ordinary Shares
	High	Low
	(pence)
2006
First quarter	850.5	702
Second quarter	818	699.5
Third quarter	783	690
Fourth quarter	833.5	765.5
2007
First quarter	854	733
Second quarter	836.5	737
Third quarter	769.5	657.5
Fourth quarter	783.5	625
2008
First quarter	670	547.5
Second quarter	664	501
Third quarter	565	455.5
Fourth quarter	487	245.3
2009
First quarter	435.5	163.3
Second quarter	364.8	226.5
Third quarter	448.1	276.75

	Ordinary Shares
	High	Low
	(pence)
Month
April 2009	315.5	226.5
May 2009	361.3	307.8
June 2009	364.8	318.3
July 2009	350.75	276.75
August 2009	416.5	347.5
September 2009	448.1	387.3

Our ordinary shares are in registered form with a par value of 25 pence per share.  See Item 10, “Additional Information” for further information relating to our share capital.

Markets

Aviva ordinary shares and preference shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange under the symbol ‘‘AV’’.

Item 10

ADDITIONAL INFORMATION

The following is a summary of the history of our share capital, the rights of the holders of our shares and of certain significant provisions of our Memorandum and Articles of Association and relevant laws and regulations of various regulatory bodies.  Because it is a summary, it does not contain all the information that may be important to you.  For more complete information you should read our Memorandum and Articles of Association.  Directions on how to obtain a complete copy of our Memorandum and Articles of association are provided under “—Where You Can Find More Information”.  The deposit agreement among us, Citibank and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in Item 12, “Description of Securities Other than Equity Securities—Description of our American Depositary Shares”.  You should be aware that these rights are different from the rights of the holders of our ordinary shares.

Share Capital

We have four major share classes in issue:

•	Ordinary Shares of £0.25 which constitute our equity security and hold voting rights;

•
Cumulative irredeemable preference shares of £1 each, which entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears.  Cumulative irredeemable preference shareholders may also attend general meetings and vote on particular proposals when such proposals relate to an alteration of the rights attaching to such shares, a reduction of our capital (other than through of a redemption or repurchase of shares) or a winding up of our business;

•
Sterling New Preference Shares of £1 each, which have such rights and terms (including terms related to the redemption of shares, ranking and entitlement to dividend and capital) as our Board determines; and

•
Euro New Preference Shares of €1 each, which have such rights and terms (including, terms related to the redemption of such shares, ranking and entitlement to dividend and capital) as our Board determines.

Authorised and Issued Share Capital

We had aggregate issued ordinary share capital of £664,425,406 as of 31 December 2008 and £684,745,075 as of 31 August 2009. The following table sets forth information about our authorised and outstanding classes of equity as of 31 August 2009.

Share Class	Shares Authorised as at			Shares Outstanding as at			Shares Covered by Outstanding Options, as at
	(in millions of shares)
	31 Dec 2007	31 Dec 2008	31 Aug 2009	31 Dec 2007	31 Dec 2008	31 Aug 2009	31 Dec 2007	31 Dec 2008	31 Aug 2009
Ordinary Shares, nominal value 25p	3,000	3,000	5,200	378	342	2,461	23	23	18
8.375% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—	—	—	—
8.75% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—	—	—	—
Preferred Shares, nominal value £1	1000	1000	1000	1000	1000	1000	—	—	—
Preferred Shares, nominal value €1	700	700	700	700	700	700	—	—	—

We are not permitted under English law to hold our own ordinary shares.  While we are presently authorised to repurchase up to 265 million ordinary shares, any shares we repurchase must be cancelled.  Details of our dividends, including our paying agents are set out below under “Memorandum and Articles of Association”.

Share Options

As of 31 August 2009 we had the following outstanding options to subscribe for ordinary shares of 25 pence each in the Company:

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	664 401 406 428	6,495 712,174 299,369 553,244	2008 2009 2008 or 2010 2009 or 2011	491 593 563 410	892,765 1,289,790 1,934,248 8,420,613	2008, 2010 or 2012 2009, 2011 or 2013 2010, 2012 or 2014 2011, 2013 or 2015

Aviva Hibernian Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	586 630 719	1,658 34,919 36,144	2008 2009 2008 or 2010	879 830 509	87,633 118,494 962,883	2009 or 2011 2010 or 2012 2011 or 2013

RAC Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
				354.94	137,844	2009

Aviva Executive Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	822 972.33 960 1035	20,442 7,553 24,482 414,531	2003 to 2010 2003 to 2010 2003 to 2010 2004 to 2011	516 512 526	676,118 856,287 620,030	2005 to 2012 2006 to 2013 2007 to 2014

CGU plc Deferred Bonus Plan	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
				875	13,154	2003 to 2010

We granted the above options under employee stock option plans. The Group maintains a number of active schemes. These plans are summarised below (for more information see Item 6, “Directors, Senior Management and Employees – Compensation”):

(i) Savings-related options

These are options granted under the Inland Revenue-approved Save As You Earn (SAYE) share option schemes in the UK and in Ireland. Options are normally exercisable during the six month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract.

(ii) Executive share options

These are options granted on various dates from 2000 to 2004, under the Aviva Executive Share Option Scheme or predecessor schemes. Options granted in 2000 were subject to the satisfaction of conditions relating to either the Company’s return on equity shareholders’ funds (ROE) or its relative total shareholder return (TSR) against a chosen comparator group. In respect of options granted from 2000 the performance condition has been a mixture of both ROE and TSR measures. In all cases, performance is measured over a three year performance period and the options are normally exercisable between the third and tenth anniversary of their grant.

(iii) Deferred bonus plan options

These are options granted in 2000 under the CGU Deferred Bonus Plan. Participants who deferred their annual cash bonus in exchange for an award of shares of equal value also received a matching award over an equal number of share options. The exercise of these options is not subject to the attainment of performance conditions. These options are exercisable up to the tenth anniversary of their grant.

Share Awards

At 31 August 2009, we had the following outstanding awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company:

Aviva Long-Term Incentive Plan 2005	Number of shares	Vesting date	Number of shares	Vesting date
	2,635,045 4,163,838	23/03/2010 31/03/2011	12,351,210	26/03/2012

One Aviva Twice the Value Bonus Plan			Number of shares	Vesting date
			1,069,061	31/03/2011
			2,913,614	26/03/2012

Aviva Annual Bonus Plan 2005	Number of shares	Vesting date	Number of shares	Vesting date
	2,378,532 3,088,433	23/03/2010 31/03/2011	8,593,212	26/03/2012

At 31 December 2008, we had the following outstanding awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company:

Aviva Long-Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	2,496,916 2,739,856	2006 to 2008 2007 to 2009	4,357,937	2008 to 2010

One Aviva Twice the Value Plan			Number of shares	Vesting date
			1,126,190	2008 to 2010

Aviva Annual Bonus Plan 2005	Number of shares	Vesting date	Number of shares	Vesting date
	1,928,919 2,743,250	2009 2010	3,475,828	2011

The Group maintains a number of stock award schemes. These are as follows:

(i) Long-term incentive plan awards

Long-term incentive plan awards have been made to senior Group executives since 2001 and are described in Item 6, “Directors, Senior Management and Employees—Share incentive plans”.

The vesting of awards under the Aviva LTIP is subject to the attainment of performance conditions as described in Item 6, “Directors, Senior Management and Employees – Compensation”. If a share does not vest, then it is considered to have lapsed.

(ii) Annual bonus plan (“ABP”) awards

Aviva annual bonus plan awards have been made under the ABP, and are described in Item 6, “Directors, Senior Management and Employees—Share incentive plans”.

(iii) One Aviva Twice the Value Bonus Plan

The One Aviva Twice the Value Bonus Plan was introduced in 2008 and awards have been made under the ABP and are described in Item 6, “Directors, Senior Management and Employees – Share incentive Plans”.

Shares to Satisfy Options and Awards

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted under the executive incentive plans during this period by the issue of new shares at the time of vesting, and no shares were purchased by the trusts.

However, since July 2008, it has been the practice to satisfy all options and awards through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the various incentive plans and funded by the Company.  Since 2008 shares have been purchased by the trustee to allow all awards to be satisfied from trust except where it is necessary to use new issue shares in order to comply with local regulations. Further details are given in Item 18, “Financial Statements – Note 25 – Shares held by employee trusts”.

At 31 August 2009 4,501,739 shares were held by the employee share trusts as compared to 8,635,582 at 31 December 2008.  These shares have an aggregate nominal value of £1,125,434.75 and market value £18,286,063.82 as of 31 August 2009, compared to £2,158,895.50 and £33,678,769.80 at 31 December 2008, respectively.

History of Share Capital

The following table sets forth information about the history of our ordinary shares over the last three full calendar years.

Number of
shares outstanding
At 1 January 2006	2,395,693,688
Shares issued under the Group’s Employee and Executive Share Option Schemes(2)	14,204,808
Shares issued in connection with acquisitions(3)	129,000,000
Shares issued in lieu of dividends(1)	26,854,935
At 31 December 2006	2,565,753,431
Shares issued under the Group’s Employee and Executive Share Option Schemes(2)	14,871,901
Shares issued in lieu of dividends(1)	41,167,496
At 31 December 2007	2,621,792,828
Shares issued under the Group’s Employee and Executive Share Option Schemes(2)	8,429,587
Shares issued in lieu of dividends(1)	27,479,209
At 31 December 2008	2,657,701,624
Shares issued under the Group’s Employee and Executive Share Option Schemes(2)	372,720
Shares issued in lieu of dividends(1)	80,905,956
At 31 August 2009	2,738,980,300

(1)	The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 1985 and the nominal value of the shares is charged to the share premium account.
(2)	For more information on our various option schemes, see Item 6, “Directors, Senior Management and Employees — Share incentive plans”.
(3)	Issue of shares in 2006 to fund the acquisition of AmerUs

The Company issued shares pursuant to special resolutions passed on 10 May 2006, increasing the authorised share capital from £1.45 billion and €700 million to £1.95 billion and €700 million by the creation of 500 million new preference shares of £1 each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £150 million.  This authority expired at the conclusion of the Annual General Meeting in 2007.  A further ordinary resolution was passed on 26 April 2007 allowing the directors, subject to certain conditions, to allot equity securities up to the aggregate nominal value of £108 million.  This authority expired at the conclusion of the Annual General Meeting in 2008.  An ordinary resolution was passed on 1 May 2008 allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £94 million.  This authority expired at the conclusion of the Annual General Meeting in 2009.  Ordinary resolutions were passed on 29 April 2009, increasing the authorised share capital from £1.95 billion and €700 million to £2.5 billion and €700 million by the creation of 2.2 billion ordinary shares of 25 pence each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £221 million and up to £443 million in connection with an offer by way of a rights issue.  This authority expires on 1 July 2010.

Our authorised share capital currently is £2,500,000,000 and €700,000,000 divided into 5,200,000,000 ordinary shares of 25 pence each, 200,000,000 cumulative irredeemable preference shares of £1 each, 500,000,000 Sterling preference shares of £1 each, 500,000,000 Sterling new preference shares of £1 each and 700,000,000 Euro preference shares of €1 each.

There were no changes to the voting rights of any class of shares during 2006, 2007 or 2008 and, other than issuances in connection with our various employee option schemes and in connection with the acquisition of AmerUs, we did not issue shares for consideration other than cash during 2006, 2007 or 2008.  In addition, at our general meetings in 2006, 2007 and 2008, our shareholders authorised the limited disapplication of Section 89 of the Companies Act 1985 to permit us to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

Memorandum and Articles of Association

Organisation and Register

Our registered company number in the UK is 2468686.  The various entities that comprise Aviva have histories of considerable duration.  Hand in Hand was established in 1696, Commercial Union was established in 1861, General Accident was founded in 1885 and Norwich Union was founded in 1797.  However, the Group’s current structure dates back to February 9, 1990, when Commercial Union plc was a public limited company organised under the laws of England and Wales.

Objects

Under clause four of our Memorandum and Articles of Association, our principal purpose is to carry on the business of a holding company and, for that purpose to acquire and hold (for ourselves or as trustee or nominee) securities in any part of the world.  Further purposes include providing financial, administrative and investment services, including carrying on the business of an insurance and guarantee company and the business of banking in all its aspects.

Directors

The number of our directors is not less than six nor more than twenty. We may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors and determine the length of the term the directors serve.

A director is not required to hold any shares by way of qualification. However in line with investor guidelines, the Group Chief Executive and the executive directors are required to build, over a five-year period, a shareholding equivalent to 1.75 times basic annual salary and 1.5 times basic annual salary respectively.  The non-executive directors as a body are paid remuneration for their services at a rate not exceeding £1,500,000 per annum, to be determined by our Board, or at such other rate that the Board, in general meeting by ordinary resolution, may determine. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day.  A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by him in or about the performance of his duties of a director, including any expenses incurred in attending meetings of our Board or of Committees of our Board or general meetings, whether incurred in the U.K. or in any overseas country.

Our Board may appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next following annual general meeting and is then eligible for election, but that direction is not to be taken into account in determining the retirement of directors by rotation at such meeting.  Our Memorandum and Articles of Association do not contain an age restriction applicable to directors.

Powers of our Board of Directors and Election of Directors

Our Board of Directors manages our business.  However, our shareholders must approve certain matters, such as changes to the share capital and the election of directors.  Directors are appointed subject to our Memorandum and Articles of Association.

At every annual general meeting, one-third of the directors (or the number nearest one-third if the number of directors is not a multiple of three) must retire, with the one-third required to retire constituted by those who have been in office the longest.  In no case may a director fail to retire later than the third annual general meeting following his or her last appointment or reappointment.  Retiring directors are eligible for re-election.

Under English law, shareholders of a public company may, by ordinary resolution, appoint a person who is willing to be a director either to fill a vacancy or, subject to any limit provided in the company’s articles of association, as an additional director.  Shareholders may also remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place.  In addition, under our Memorandum and Articles of Association, our Board of Directors also has the power to appoint a director to fill a vacancy on our Board or to serve as an additional director, provided that a director so elected may only serve until the next following annual general meeting of the company, at which the director may be re-elected.

Directors’ Interests

Section 177 of the Companies Act of 2006 provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to us or any of our subsidiaries must declare the nature of his interest at a meeting of our Board.  In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of our Board, at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of our Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of our Board held after the director becomes so interested.

If the contract was entered into or the arrangement made or the proposed contract or arrangement was considered before the director was appointed or elected, the declaration must be made at the first meeting of our Board following his appointment or election or, if he was not then aware of the existence of the contract or arrangement or proposed contract or arrangement, at the next meeting following his becoming so aware.

A director may hold any other office (other than that of auditor) or any other company in which he is in any way interested in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as our Board may determine, and no person is disqualified from appointment or election as a director by reason of his holding any office (other than that of auditor).

No director or director candidate is disqualified by his office from contracting either with regard to his tenure of any such office, nor is any such contract to be avoided, nor is any director so contracting or being so interested to be liable to account to us for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship established by his directorship.

Directors’ Remuneration

The remuneration of our Board of Directors is determined by the Remuneration Committee which consists of independent non-executive directors.  Further details are available under Item 6, “Directors, Senior Management and Employees - Compensation”.

Proceedings of our Board and Committees

Our Board may meet together for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit and decide the quorum necessary for the transaction of business. Unless and until otherwise decided, the quorum is four directors. No business may be transacted without the requisite quorum.  Questions arising at any meeting are decided by a majority of votes. In case of an equality of votes, the chairman of the meeting has a casting vote.

Two directors may and, upon request of two directors, the secretary shall at any time summon, a meeting of our Board by notice given to all of the directors. Notice of a meeting of our Board is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication to an address given by him for that purpose or sent in writing to him at his last-known address or another address given by him for that purpose. A director while absent from the United Kingdom is not entitled to receive notice of any meeting of our Board.

Our Board may from time to time appoint one or more directors as Managing Director, Executive Director, joint Managing Directors or joint Executive Directors either for a fixed or an indefinite term and may from time to time, without prejudice to the terms of any agreement entered into in any particular case, remove or dismiss any directors so appointed from office and appoint another or other directors in his or their place or places.

Liabilities of Directors and Officers

English law does not permit a company to exempt any director or other officer of the company, or any person employed by the company as auditor, from any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.  English law enables companies to purchase and maintain insurance for directors, officers and auditors against any such liability.  We maintain such insurance for our directors and executive officers.  Our Memorandum and Articles of Association provide that our directors and officers, among others are entitled to indemnification by Aviva out of our own funds against all costs, charges, losses, expenses and liabilities incurred by such person in connection with the discharge of his duties or the exercise of his powers.

Debt Limitations

Our Memorandum and Articles of Association grant our Board of Directors authority to exercise our power to borrow money and to mortgage or charge our undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of ours or of any third party.  The aggregate amount of debt borrowed or secured by us or any of our subsidiaries (to the extent our Board can procure through voting and other powers of control) must not, without the prior approval of the shareholders in a general meeting, exceed twice the aggregate of our share capital and consolidated reserves, subject to certain adjustments set forth in our Memorandum and Articles of Association.

Special Share Rights

Subject to any special rights previously conferred on the holders of any shares or class of shares, we may issue any share with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise.

If any class of shares has any preferential right to dividend or return of capital, the conferring on other shares of rights to either dividend or return of capital ranking either before or pari passu with that class is generally deemed a variation of the rights attached to that class of shares.

Subject to legislation and unless otherwise expressly provided by the terms on which shares of that class are held, any of the rights attached to any class of shares may be varied or abrogated with the written consent of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. The provisions of the Memorandum and Articles of Association as to general meetings of the Company apply, with any necessary modifications, to a variation of class rights meeting, except that the necessary quorum is two persons present holding at least one-third in nominal value of the issued shares of the class or, for an adjourned meeting, one person present holding shares of the class in question, and where a person is present by proxy or by proxies, that person is treated as holding only the shares in respect of which those proxies are authorised to exercise voting rights.

We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms, as may be attached by our Board prior to allotment.  Sterling new preference shares, new preference shares and Euro new preference shares will have such rights and terms as the Board may determine in accordance the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see Item 18, “Financial Statements – Note 31 – Preference share capital”.

Allotment of Securities

Our Board has the general power to allot equity securities for cash pursuant to the general authority for the first period and each subsequent period. This power is limited to:

(a)
allotments of equity securities in connection with a rights issue or otherwise in favour of holders of ordinary shares or other equity securities of any class made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares or other equity securities of the class concerned (so that any offer to holders of other equity securities of any class shall be on the basis of their rights to receive that offer or, in the case of securities convertible into ordinary shares, proportionate to the number of ordinary shares which would be allotted upon the exercise in full of the attached conversion rights) but subject to our Board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(i)	to deal with equity securities representing fractional entitlements; and

(ii)
to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter whatsoever; and

(b)
allotments of equity securities for cash other than pursuant to paragraph (a) up to an aggregate nominal amount equal to the described in section 89 of the U.K. Companies Act of 1985 (or the number of shares already in issue).

This also applies to a sale of treasury shares, which is an allotment of equity securities on the basis that a sale of treasury shares would not be made pursuant to the authority conferred but would be made pursuant to the authority granted by the U.K. Companies Act 1985, as amended.

Our Board may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions our Board thinks fit.

Pre-emptive Rights

Under English law, the issue for cash of equity securities or rights to subscribe for or convert into equity securities must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings in the class of equity securities being offered, unless a special resolution has been passed in a general meeting of shareholders disapplying (whether generally or specifically) this requirement.  As is the custom of many companies listed on the Official List of the U.K. Listing Authority, we generally obtain authority annually from our shareholders to allot up to a specified amount of equity share capital for cash, instead of allotting pro rata to our existing shareholders.

Share Warrants to Bearer

Subject to any statutory restrictions, we may issue share warrants with respect to any shares which are fully paid up upon a request in writing by the relevant shareholder. The request should be in the form, and authenticated by the statutory declaration or other evidence as to identity of the person making the same, as our Board may require.

Calls on Shares

Our Board may from time to time make calls on the shareholders in respect of any monies unpaid on their shares or on any class of their shares, whether on account of the nominal value of the shares or by way of premium, and not by the conditions of allotment thereof made payable at fixed times. Each shareholder will be required, subject to his having been given at least fourteen days’ notice specifying the time or times and place of payment, to pay at the time and place so specified the amount called on his shares. A call may be made payable by instalments, may be revoked by our Board before receipt of any sum due or postponed as our Board may decide and be deemed to have been made at the time when the resolution of our Board authorising the call was passed. A person upon whom a call is made remains liable for calls made upon him notwithstanding the subsequent transfer of the shares.

Forfeiture of Shares

If the whole or any part of any call or instalment of a call in regard to a share is not paid on forfeiture notice or before the day appointed for payment, our Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the shareholder in whose name the share is registered requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued by reason of such non-payment.

Lien on Shares

We have a first and paramount lien and charge on every share that has not been fully paid for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share.  Subject to the statutes, we also have a first and paramount lien on every share that has not been fully paid standing registered in the name of a single shareholder for all the debts and liabilities of such shareholder whether incurred before or after notice of any equitable or other interest of any person other than such shareholder and whether the period for the payment or discharge has arrived or not and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder or not.  Our lien on a share shall extend to all dividends payable thereon.

Transfer of Shares

Subject to such restrictions in our articles of association as may apply, any shareholder may, without payment of any fee, transfer all or any of his certificated shares by written instrument, in any usual common form or in any other form which our Board may approve, executed by or on behalf of the transferor and, in the case of a transfer of a share not fully paid, by or on behalf of the transferee.

Transmission of Shares

In case of the death of a shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, will be the only persons recognised by us as having any title to his shares, but nothing in the Memorandum and Articles of Association shall release the estate of the deceased shareholder from any liability, whether sole or joint, in respect of any share which has been solely or jointly held by him.

Any person becoming entitled to a share as a result of the death or bankruptcy of a shareholder may, upon production of sufficient evidence of his right, either elect to be registered himself as a shareholder or to have some person nominated by him registered as a shareholder in respect of the share.

Shareholders Resident Abroad

If a shareholder has not provided us with an address in the U.K., we are not currently required to send notices to such shareholder directly.  Notices to such shareholders may be posted in our registered office and are then deemed to be given to those shareholders on the date when they are first posted.  Unless otherwise required by law or our Memorandum and Articles of Association, we may also give notices by advertisement published once in at least one leading U.K. daily newspaper.  Alternatively, so long as a shareholder has so agreed, we may give notice of a general meeting by posting on our website, provided we have notified the shareholder of the posting in a manner it has agreed with us.  There are no limitations on non-resident or foreign shareholders’ rights to own our securities or exercise voting rights where such rights are given under English company law.  For holders of ADSs, please see Item 12, “Description of Securities Other than Equity Securities – Description of our American Depository Shares”.

Equity Share Capital - Rights of Purchase and Redemption

Under English law, a company may issue redeemable shares if authorised by its articles of association and subject to the conditions stated therein.  Our Memorandum and Articles of Association authorise the issue of redeemable shares.  Although our cumulative irredeemable preferred shares are not subject to redemption like our ordinary shares, our Memorandum and Articles of Association permit the purchase of our own shares and we may purchase our cumulative irredeemable preferred shares. An English company may purchase its own shares, including any redeemable shares, if so authorised by its articles of association and provided that the purchase must be previously approved by a general or specific ordinary resolution of its shareholders, in the case of an on-market purchase (although the Association of British Insurers prefers a special resolution) or a special resolution, in the case of an off-market purchase.  The shares may be redeemed or repurchased only if fully paid and, in the case of public companies such as us, only out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase or redemption.

As with many other companies listed on the Official List of the U.K. Listing Authority, we regularly seek authority at annual general meetings to approve on-market purchases of our ordinary shares subject to specified limitations.  When a company purchases its own shares wholly out of profits, an amount equal to the nominal amount of the shares purchased and subsequently cancelled must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital.  In addition, any amount payable by the company on purchase of its shares in excess of the par value may be paid out of the proceeds of a new issue of shares up to an amount equal to whichever is the lesser of the aggregate of the original premiums received by the company on the issue of those shares or the amount of the company’s share premium account as at the time of the repurchase, including any sum transferred to that account in respect of premiums on the new issue.  The U.K. Listing Authority usually requires that on-market purchases of 15% or more of a company’s equity share capital pursuant to a general shareholder authority must be made through either a tender or partial offer to all shareholders (or to all shareholders of the relevant class), and in the case of a tender offer, at a stated maximum or fixed price.  Purchases pursuant to a general shareholder authority below the 15% threshold may be made through the market in the ordinary way, provided that the price is not more than 5% above the average of the market value of the company’s shares for the five business days before the purchase date.

Winding Up

In the event of a winding up, holders of preference shares have priority over holders of ordinary shares.  This applies to all types of preference shares.  We are subject to the general insolvency law applicable to U.K. companies, which is described in Item 4, “Information on the Company - Business Overview - Regulation”.

Dividends and Reserves

Our dividends are based on our profits and are paid out to shareholders for each share they hold, and do not generally have any restrictions.  Our dividends are usually paid as cash to both U.K. and overseas shareholders.  Our dividends can be paid by cheque or as a direct bank transfer. We have also introduced a dividend reinvestment plan.

We generally pay any dividends twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares.    Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque simply by completing a form available on our website and sending it to our registrar.

We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. If a claim is subsequently made for any dividend so forfeited, the Board may at its discretion pay out of the Company’s profits a sum equal to the dividend any person who prior to the expiry of twelve years, would have been entitled to it. All dividends unclaimed for twelve months after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this.  Our Memorandum and Articles of Association do not contain any sinking fund provisions.  Further details regarding dividends for our ADSs are set out in Item 12, “Description of Securities other than Equity Securities” and for our preference shares in Item 18, “Financial Statements – Note 26 – Preference Share Capital”.

General Meetings

We hold an annual general meeting within 6 months following our accounting reference date. English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings.  Our Memorandum and Articles of Association require that we hold a general meeting annually to declare dividends, to consider and adopt the statutory accounts and the reports by the auditors and the directors, to elect directors and to approve the appointment and remuneration of auditors.  The quorum required for a general meeting is 10 shareholders present in person or by proxy.

Convening and Notice of Meetings

Our Board may convene a general meeting as our annual general meeting. Our Board may convene a general meeting whenever it thinks fit. The time and place of any annual general meeting or other general meeting called by our Board shall be decided by our Board.

Our Board will convene a general meeting upon receiving requests to do so from shareholders representing at least 10 percent of such of the paid-up capital of the Company as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares).  A request to call a general meeting must state the general nature of the business to be dealt with at the proposed meeting. A request may include the text of a resolution, which may be properly moved at the proposed meeting. A request must be in hard copy or electronic form and must be authenticated by the person or persons making it.

Our Board will call any annual general meeting by at least twenty one days' notice in accordance with our Memorandum and Articles of Association. Any other general meeting will be called by at least fourteen days' notice also in accordance with our Memorandum and Articles of Association. The notice period calculation under our Memorandum and Articles of Association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our Articles of Association to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by him in respect of all shares held by him, the auditors and the directors.

Constitution of Meetings

No business is transacted at a general meeting unless the requisite quorum is present at the commencement of the business.  The quorum for all purposes of a general meeting is ten persons present and entitled to vote upon the business to be transacted, each being a shareholder, a person authorised to act as a representative (in relation to the meeting) of a corporation that is a shareholder or a person appointed as a proxy of a shareholder in relation to the meeting, except that two persons only acting as representatives of a single corporation that is a shareholder or two persons only appointed as proxies of a single shareholder does not constitute a requisite quorum.

Voting

Under English law, the voting rights of shareholders are governed by the company’s Articles of Association, and subject to the statutory rights of shareholders, including the right to demand a poll.  Voting at any meeting of shareholders is by a show of hands unless a poll is demanded.  On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote.  On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held.  Subject to any special rights or restrictions attached to any class of shares and to the provisions of our articles of association, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each 25 pence in nominal amount of share capital held by him. A person entitled to more than one vote on a poll need not use all his votes or cast all his votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling new preference shares, new preference shares and Euro preference shares.

The chairman of the meeting has a casting vote on a show of hands and on a poll.  Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote.  If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted.  Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholder Proposals

Under English law, shareholders may requisition a resolution to be voted on at a general meeting if:

•
the requisition is made by a holder or the holders of shares that represent not less than one-twentieth of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates; or

•	the requisition is made by not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than £100.

The requisition must be deposited at the company’s registered office not less than six weeks before the general meeting to which it relates unless the general meeting is called after the requisition is deposited.  At any general meeting, the appointment of two or more persons as directors of a public company (such as us) by a single resolution (and not by a separate resolution for each proposed director) may not be proposed unless a resolution approving its proposal is passed by the general meeting with no dissenting votes.

Proxies

A shareholder may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A form of proxy is, unless otherwise stated, valid for any adjournment of the meeting to which it relates. When two or more valid but differing forms of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) is be treated as replacing and revoking the other or others as regards that share. If we are unable to determine which form of proxy was last validly delivered or received, none of them are treated as valid.

Accounts

Our Board decides whether and to what extent the accounts and books or any of them are to be open to the inspection of shareholders who are not directors. No shareholder who is not a director or an officer has any right of inspecting any account or book or document except as conferred by statute or authorised by our Board or by us in general meeting.

A printed copy of our annual accounts and reports is, not less than twenty-one days before the date of the meeting, sent or supplied to every shareholder and to every holder of debentures or debenture or loan stock and every person entitled to receive notice of general meeting. The required number of printed copies of every such document is at the same time be sent to the London Stock Exchange and to any other stock exchange which has granted a quotation for, or a listing of, any of the shares, as required  by their regulations.

Notices

A notice, document or other information may be given to any shareholder either personally or by sending it in hard copy form by post to him at his registered address or, if he has no registered address within the U.K. to the address (if any) in the U.K. supplied by him for the giving of notices to him or by advertisement or we may provide notice by giving notice in electronic form to an address supplied us by the shareholder for that purpose or by any other means authorised in writing by the shareholder concerned.

Change of Control

There is no specific provision of our Memorandum and Articles of Association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of or any of our subsidiaries.

However, English law provides for schemes of arrangement. These are arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors, and are used for certain types of reconstructions, amalgamations, capital reorganisations or takeovers.  They require sanction of the court and the approval at a meeting of the company convened by an order of the court of a majority of the shareholders or creditors or class of shareholders or creditors representing not less than 75% in value of the capital or debt held by the shareholders or creditors or class present and voting, either in person or by proxy.  Once the scheme becomes effective, all shareholders or creditors (or, if it applies to a class, the shareholders or creditors of the relevant class) are bound by the terms of the scheme.

Under the rules of the U.K. Listing Authority, shareholder approval is required for an acquisition or disposal by a listed company, if the gross assets of the company or the business to be acquired or disposed of represent 25% or more of the gross assets of the company or if various other size ratios prescribed by the Listing Rules of the U.K. Listing Authority are satisfied.  Shareholder approval is also required in some circumstances relating to the giving by the listed company of indemnities and similar arrangements.  Where the size of the acquisition or disposal falls below the 25% threshold, information may nevertheless be required to be published.  Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and related parties including:

•	directors of the company or its subsidiaries;

•
holders of 10% or more of the nominal value of any class of the company’s or any holding company’s or subsidiary’s shares having the right to vote in all circumstances at general meetings of the relevant company; or

•	any associate of persons described in the two preceding bullet points above. See also “—Takeovers of U.K. Public Companies”.

English law also provides that where a takeover offer is made for the shares of a company incorporated in the U.K. and, within four months of the date of the offer the offeror has acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.  A dissenting shareholder may apply to the court within six weeks of the date on which the notice was given objecting to the transfer or its proposed terms.  The court is unlikely, absent unfair treatment, fraud or oppression, to exercise its discretion to order that the acquisition shall not take effect, but it may specify the terms of the transfer as it finds appropriate.  A minority shareholder is also entitled in these circumstances to require the offeror to acquire his shares on the terms of the offer.

Mergers are sometimes effected through the use of a voluntary liquidation of a company pursuant to the Insolvency Act of 1986, which provides for the transfer of the whole or part of the assets of that company to another company in return for shares in the transferee company.  To effect the transfer, a resolution must be passed by at least 75% of shareholders conferring authority on the liquidator.  Any shareholder who does not vote in favour of the resolution may express his dissent by writing to the liquidator within seven days after the passing of the resolution, requiring the liquidator either to abstain from carrying the resolution into effect or to purchase the shareholder’s interest at a price to be determined by agreement or by arbitration under the Insolvency Act 1986.  The liquidator may apply to the court if it disputes the shareholder’s contention and the court may make such an order on the application as it thinks just.

Major Shareholding and Disclosure of Interests

Our Memorandum and Articles of Association do not contain any provisions requiring disclosure of shareholdings over and above that which is required by English law.  Further details are available under Item 7, “Majority Shareholders and Related Party Transactions”.

The basic disclosure requirement under English law and the Disclosure and Transparency Rules promulgated by the FSA imposes an obligation on a person to notify the FSA and us of the percentage of the voting rights in Aviva he or she holds or controls directly or indirectly.  The Disclosure and Transparency Rules set out the circumstances in which an obligation of disclosure arises as well as certain exemptions from those obligations for specified persons.  This obligation is triggered if the percentage of voting rights reaches, exceeds or falls below 3 percent and any subsequent whole percentage figure as a result of an acquisition or disposal reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to our shares.  The Disclosure and Transparency Rules also deal with the disclosure by certain persons including directors, of interests in shares of the listed companies of which they are directors, and in derivatives and other financial instruments relating to those shares.

We may, under English law require a person that we know or have cause to believe is or was during the three years preceding the date of notice interested in our shares to indicate whether or not that is the case and to provide certain information as is permitted under the law.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Shareholder approval of equity compensation plans

The NYSE rules for U.S companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE rules. The board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

Material Contracts

There have been no material contracts outside the ordinary course of business during the last two years to which the Company is a party.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no U.K. laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-U.K. residents or to U.S. holders of our securities except as otherwise set forth in “—Taxation” below.  There are no limitations under our Memorandum and Articles of Association restricting voting or shareholding.

Taxation

This section discusses certain material U.S. federal income tax and U.K. tax consequences to a U.S. Holder that owns Aviva ordinary shares and ADSs.

For purposes of this description, a “U.S. Holder” includes any beneficial owner of the Aviva ordinary shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or organised under the laws of any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A "Non-U.S. Holder" is any beneficial owner of the Aviva ordinary shares or ADSs that is not a U.S. Holder.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold Aviva ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to-market treatment, tax-exempt entities (including 401 pensions plans), real estate investment trusts, regulated investment companies or grantor trusts, individual retirement and other tax-deferred accounts, persons that received Aviva ordinary shares or ADSs as compensation for the performance of services, persons who own, directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the U.S. Internal Revenue Code, 10% or more of Aviva voting shares, persons that are residents of the United Kingdom for UK tax purposes or that conduct a business or have a permanent establishment in the United Kingdom, persons that hold Aviva ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale, or other risk reduction transaction, certain former citizens or long-term residents of the United States, partnerships and their partners and persons whose functional currency is not the U.S. dollar. The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change.

Beneficial owners of ADSs will be treated as owners of the underlying shares for U.S. federal income tax purposes and for purposes of the double tax treaty between the United States and the United Kingdom which came into effect on 31 March 2003 (the “Treaty”). Deposits and withdrawals of shares in exchange for ADSs will not result in the realisation of gain or loss for U.S. federal income tax purposes.

You are urged to consult with your own advisers regarding the tax consequences of the acquisition, ownership, and disposition of Aviva ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

U.K. Taxation of Dividends

Under current U.K. tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to U.S. resident holders.

U.K. Taxation of Capital Gains

Subject to the comments in the following paragraph, a holder of Aviva ordinary shares or ADSs who, for U.K. tax purposes, is neither resident nor, in the case of an individual, ordinarily resident, in the U.K. will not be liable for U.K. taxation on capital gains realised on the disposal of Aviva ordinary shares or ADSs unless at the time of the disposal:

•
the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment and

•	the Aviva ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

A holder of Aviva ordinary shares or ADSs who (1) is an individual who has ceased to be resident or ordinarily resident for U.K. tax purposes in the United Kingdom, (2) was resident or ordinarily resident for U.K. tax purposes in the United Kingdom for at least four out of the seven U.K. tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the United Kingdom, (3) only remains non-resident and non-ordinarily resident in the United Kingdom for a period of less than five tax years and (4) disposes of his or her Aviva ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for U.K. tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

U.K. Inheritance Tax

Aviva ordinary shares are assets situated in the United Kingdom for the purposes of U.K. inheritance tax (the equivalent of U.S. estate and gift tax). Aviva ADSs are likely to be treated in the same manner. Subject to the discussion of the U.K.-U.S. estate tax treaty in the next paragraph, U.K. inheritance tax may apply if an individual who holds Aviva ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under U.K. law. For inheritance tax purposes, a transfer of Aviva ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

However, as a result of the U.K.-U.S. estate tax treaty, Aviva ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the U.K.-U.S. estate tax treaty and who is not a U.K. national will not be subject to U.K. inheritance tax on that individual’s death or on a gift of the Aviva ordinary shares or ADSs unless the ordinary shares or ADSs:

•	are part of the business property of a permanent establishment in the United Kingdom, or
•	pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

The U.K.-U.S. estate tax treaty provides a credit mechanism if the Aviva ordinary shares or ADSs are subject to both U.K. inheritance tax and to U.S. estate and gift tax.

U.K. Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty is payable on the transfer of Aviva ordinary shares to a nominee or agent of the depositary, in exchange for Aviva ADRs representing ADSs. Furthermore,  U.K. stamp duty reserve tax is payable upon the transfer or issue of Aviva ordinary shares to the depositary of Aviva ordinary shares, or a nominee or agent of the depositary, in exchange for Aviva ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Aviva ordinary shares or, in some circumstances, to the value of the Aviva ordinary shares at the time of transfer or issue. To the extent that such stamp duty is paid on any such transfer of Aviva ordinary shares, no stamp duty reserve tax should be payable on that transfer. On 1 October 2009 the European Court of Justice decided in HSBC Holdings plc, Vidacos Nominees Ltd v The Commissioners of Her Majesty's Revenue & Customs (Case C-569/07) that certain UK  stamp duty reserve tax charges which are similar to those described above are contrary to the European Council Directive of 17 July 1969 concerning indirect taxes on the raising of capital, as amended. That case dealt with stamp duty reserve tax charged on the issue of shares into a clearance service, and the effect of that judgment on the application of the stamp duty and stamp duty reserve tax charges described above remains to be finally established.

Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty will be required to be paid on any transfer of Aviva ADRs representing ADSs. An agreement to transfer Aviva ADRs will not give rise to a liability to stamp duty reserve tax.

The transfer for value of Aviva ordinary shares, as opposed to Aviva ADRs, will generally give rise to a charge to U.K. stamp duty or stamp duty reserve tax at the rate of 0.5% (rounded up, in the case of stamp duty, to the nearest £5, with transfers for a value not exceeding £1,000 being exempt). The rate is applied to the price payable for the relevant Aviva ordinary shares.

Stamp duty reserve tax is generally the liability of the purchaser and U.K. stamp duty is usually paid by the purchaser.

U.S. Taxation of Distributions

The gross amount of any distributions made by us to a U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such U.S. Holder’s tax basis in his Aviva ordinary shares or ADSs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain.

Subject to applicable holding period and other limitations, the U.S. Dollar amount of dividends received on the Aviva ordinary shares or ADSs in taxable years beginning prior to January 1, 2011 by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the Aviva ordinary shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the Treaty or the ADSs are readily tradable on an established U.S. securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the Aviva ordinary shares or ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the Aviva ordinary shares or ADSs, as well as the potential treatment of any loss on a disposition of Aviva ordinary shares or ADSs as long-term capital loss regardless of the U.S. Holders’ actual holding period for the Aviva ordinary shares or ADSs.

We have not maintained and do not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish whether a distribution by us is in excess of our and accumulated earnings and profits (as computed under U.S. federal income tax principles). If U.S. Holders are unable to establish that distributions are in excess of our accumulated earnings and profits as determined under U.S. federal income tax principles, any distribution by us may be treated as taxable in its entirety as a dividend to U.S. Holders for U.S. federal income tax purposes.

For foreign tax credit computation purposes, dividends will generally constitute foreign source income, and with certain exceptions, will constitute “passive category income”.

U.S. Taxation of Capital Gains

Gain or loss realised by a U.S. Holder on the sale or other disposition of Aviva ordinary shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Aviva ordinary shares or ADSs and the amount realised on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Aviva ordinary shares or ADSs have been held for more than one year. Any such gain or loss realised will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding requirements are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company (“PFIC”) Considerations

We believe that we should not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and do not expect to become a PFIC in future years.  However, because PFIC status is determined on an annual basis and because our income and assets and the nature of our activities may vary from time to time, we cannot assure U.S. Holders that we will not be considered a PFIC for any taxable year.

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held the Aviva ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder generally will be subject to special rules with respect to (a) any gain realised on the disposition of the Aviva ordinary shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder in respect of the Aviva ordinary shares or ADSs. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Aviva ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a U.S. Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate  share of interests in any lower-tier PFICs, U.S. Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterised as PFICs, if we are deemed a PFIC. A U.S. Holder may be able to avoid many of these adverse tax consequences if it elects to mark the Aviva ordinary shares or ADSs to market on an annual basis. However, any such mark to market election would not be available for a lower-tier PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the U.S. Holder’s eligibility to file such an election (including whether the Aviva ordinary shares or ADSs are treated as ‘‘publicly traded’’ for such purpose).

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of the Aviva ordinary shares or ADSs unless such U.S. Holder is a corporation or qualifies within certain other categories of exempt recipients or provides a taxpayer identification number and certifies as to  no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the U.S. Holder’s U.S. federal income tax liability and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

A non-U.S. Holder generally will not be subject to information reporting or backup withholding.  with respect to dividends on the Aviva ordinary shares or ADSs, unless payment is made through a paying agent (or office) in the United States or through certain U.S.-related financial intermediaries. However, a Non-U.S. Holder generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on the Aviva ordinary shares or ADSs, unless such non-U.S. Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

Experts

 The consolidated financial statements and schedules of Aviva plc as at 31 December 2008 and 2007, and for each of the three years in the period ended 31 December 2008, appearing in this Registration Statement (Form 20-F) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein which as to the years 2007 and 2006, are based in part on the report of PriceWaterhouseCoopers Accountants NV, independent registered public accounting firm. The financial statements referred to above are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

The audited financial statements of Delta Lloyd N.V. as of 31 December 2007 and for each of the two years in the period ended 31 December 2007, not separately presented in this Registration Statement, have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Aviva plc, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

As a result of filing a registration statement with respect to our ADSs and ordinary shares, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports and other information with the Securities and Exchange Commission.  You may read and copy this information at the following location:  Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room and are available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Our ADSs will be listed on the New York Stock Exchange, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and on the New York Stock Exchange’s website at http://www.nyse.com.

We also file reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange’s website at http://www.londonstockexchange.com, and those reports and documents not filed electronically may be viewed at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK. All reports and other documents filed with the London Stock Exchange are also published on our website at http://www.aviva.com.

We have not authorised anyone to provide you with information that is different from what is contained in this document.  The information in this document is accurate as of the date on the front cover.  You should not assume that the information contained in this document is accurate as of any other date.

Item 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects”, Item 3, “Risk Factors”, and our consolidated financial statements, including the related notes thereto, including Note 50, both of which are included elsewhere in this document.  The following discussion about our financial risk management activities includes “forward-looking statements” that involve risks and uncertainties.  Actual results could differ materially from those projected in these forward-looking statements.

Risk Management Framework

We have established a risk management framework whose primary objective is to protect us from events that hinder the sustainable achievement of our strategic objectives, including failing to exploit opportunities. Risk is categorised as follows:

●	Market
●	Insurance
●	Operational
●	Liquidity

This section only considers qualitative and quantitative disclosures concerning market risks. See Item 18, “Financial Statements - Note 50 - Risk management” for discussion and analyses of the other risks (insurance, operational and liquidity) covered by our risk management framework.

We recognise the critical importance of efficient and effective risk management systems. To this end, we have an established governance framework, which has four key elements:

●	Defined terms of reference for the Board of Directors, its committees, and the associated executive management committees;
●	A clear organisational structure with documented delegated authorities and responsibilities from the Board of Directors to Board committees, executive management committees and senior management;
●
A Group policy framework that sets out risk appetite, risk management, control and business conduct standards for our worldwide operations. Each policy has a member of senior management who is charged with overseeing compliance with the policy throughout the Group, and sets out the risks being managed, our risk appetite, and the control standards that we would expect a business to implement; and

●	A risk management function operating throughout the Group, from Group Centre, to regional support office, to business units, with clear responsibilities and objectives.

The adoption of these Group policies enables a consistent approach to risk management at the business unit level. We operate a number of oversight committees that monitor aggregate risk data and take overall risk management decisions.

We also monitor a set of specific risks on a regular basis through the Group risk monitoring framework. Business units are required to disclose to the Group risk function all material risks, along with information on likelihood and severity of risks, and the mitigating actions taken or planned. This enables us to assess our overall risk exposure against local and global risk appetites, and to develop a group-wide risk map, identifying any concentrations of risk that may exist, and to identify where risks lie outside risk appetite and mitigating action is required or risk appetite requires revision in light of changing market conditions. The risk map is refreshed quarterly, and business units are required to escalate material changes intra-quarter.

Market Risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices, and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.

We have established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which we are exposed. We monitor adherence to this market risk policy and regularly review how business units are managing these risks locally, through the Assets Committee and ultimately to the Asset Liability Committee. For each of the major components of market risk, described in more detail below, we have put in place additional policies and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

The management of market risk is undertaken in both business units and at Group level. Business units manage market risks locally using their market risk framework and within local regulatory constraints. Business units may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. The Group Assets Committee is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by the shareholder funds throughout the Group.

The financial impact from changes in market risk (such as interest rates, equity prices and property values) is examined through stress tests adopted in the Individual Capital Assessment (“ICA”), which consider the impact on capital from variations in financial circumstances on either remote scenarios, or to changes from the base operating scenario. ICA is the Group’s own internal assessment of its economic capital requirements. We calculate our own economic capital using an integrated model which captures dependencies and diversification benefits between different risk categories. The capital requirement is determined based on a multi-year projection, thus taking into account the long-term nature of our liabilities.  The ICA considers the management actions that may be taken in mitigation of the change in circumstances.

The sensitivity of Group earnings to changes in economic markets is regularly monitored through sensitivities to investment returns and asset values in IFRS.

Our market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business in order to manage the financial risk from the mismatching of assets and liabilities when investment markets change. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.

We write unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund. The shareholders’ exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. Our shareholders are exposed to the following sources of equity risk:

●	direct equity shareholdings in shareholder funds and the Group defined benefit pension funds;
●	the indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken;
●	its interest in the free estate of long-term funds.

At business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements when equity price volatility moves outside of the designated risk profile applicable to a fund. In addition local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities.

Equity risk is also managed using a variety of derivative instruments, including futures and options.

Businesses actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

The Group Assets Committee actively monitors monthly equity assets owned directly by the Group, which may include some material shareholdings in our strategic business partners, and also concentrations of specific equity holdings (e.g., the strategic holdings).

A sensitivity to changes in equity prices is given in “–Sensitivity Analysis” later in this item.

Property price risk

The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide. The investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders. At 31 December 2008, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

A sensitivity to changes in property prices is given in “–Sensitivity Analysis” later in this item.

Interest rate risk

Interest rate risk arises primarily from our investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.

Interest rate risk also exists in products the Group sells, in particular from policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of assets backing the contracts when interest rates rise or fall. We manage this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements. However, where any mismatch is within our risk tolerance, the impact is monitored through value-at-risk  analysis. This considers the potential losses that would be incurred under scenarios to which is attributed a specific probability. The probability is defined by the Group’ risk appetite and scenarios are based on the historical analysis of market prices and volatility trends.

On short-term business such as general insurance business we require a close matching of assets and liabilities to minimise this risk.

Interest rate risk is monitored and managed by the Assets Committee and the Asset Liability Management Committee.

Exposure to interest rate risk is monitored through several measures that include value-at-risk analysis (i.e. the maximum loss that can be suffered on an investment portfolio over one year), position limits, scenario testing, stress testing and asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.

Interest rate risk is also managed using a variety of derivative instruments, including futures, options and swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.

At 31 December 2008, the Group had entered into a number of interest rate swap agreements to mitigate the effects of potential adverse interest rate movements, and to enable close matching of assets and liabilities.

A sensitivity to changes in interest rates is given in “–Sensitivity Analysis” later in this item. Further information on borrowings is included Item 18, “Financial Statements – Note 42 Borrowings”.

Currency risk

We operate internationally and as a result are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of our premium income arises in currencies other than sterling and our net assets are denominated in a variety of currencies, of which the largest are euro, sterling, and US dollars. We do not hedge foreign currency revenues as these are substantially retained locally to support the growth of our business and meet local regulatory and market requirements.

Our foreign exchange policy requires that each of the Group’s subsidiaries maintain sufficient assets in their local currencies to meet local currency liabilities. Therefore, capital held by our business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group’s consolidated shareholders’ equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. Our foreign exchange policy is to manage these exposures by aligning the deployment of capital by currency with the Group’s regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group’s capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

The table below presents the Group’s total equity deployment by currency as of 31 December 2008, 2007 and 2006:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
2008	2,041	7,981	2,130	2,294	14,446
2007	3,809	8,667	1,456	1,999	15,931
2006	3,289	7,698	1,508	1,569	14,064

Net assets are stated after taking account of the effect of currency swaps and forward foreign exchange contracts.

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on net assets. Apart from the impact on financial instruments covered below, the changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit.

The table below presents the Group’s net assets as of 31 December 2008, 2007 and 2006:

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
December 2008	(798)	798	(213)	213
December 2007	(867)	867	(146)	146
December 2006	(770)	770	(151)	151

We have minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities.

Derivatives risk

Derivatives are used by a number of the larger businesses, within policy guidelines agreed by the Board of Directors and overseen by a Group Derivatives Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by business units. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail-savings products. We also manage a number of hedge funds which use derivatives extensively within a defined derivative framework. Derivative transactions are fully covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless approval has been obtained from the Derivatives Approval Committee. Over-the-counter derivative contracts are entered into only with approved counterparties, in accordance with our Group policies, thereby reducing the risk of credit loss. We apply strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Credit risk

We have significant exposure to credit risk through our investments in corporate bonds, commercial mortgages and structured securities. We hold these investments for the benefit of both shareholders and policyholders. We monitor and manage two types of credit risk. First, we manage the exposure to individual counterparties by measuring the exposure against centrally set limits. We determine the aggregate exposure we are prepared to accept by taking account of credit ratings issued by rating agencies such as Standards & Poor’s. We also manage the level of risk we are prepared to take, and we are using increasingly detailed analysis to define our optimal balance between risk and reward, monitoring the types of investment available to use to best achieve our aims. We also consider the risk of a fall in the value of fixed-interest securities from changes in the perceived creditworthiness of the issuer which is typically recognised through changes in the fixed-interest securities’ credit spreads. Our Credit Approvals Committee monitors credit exposure to individual counterparties and determines who we are prepared to work with. The Assets Committee sets our credit risk appetite as part of our overall management of market risk. In 2008 we enhanced our capability to monitor and manage credit risk through the development of credit risk systems. We are also exposed to credit risk through our use of reinsurance. Our Credit Approvals Committee also verifies that reinsurance arrangements are only placed with providers who meet our counterparty credit standards. See Item 18, “Financial Statements - Note 50 - Risk management” for further discussion and quantitative analysis of credit risk.

Correlation risk

We recognise that identified lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the Group internal capital model and calibrated for 1:200 year stress tests.

A number of policyholder participation features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in Item 18, “Financial Statements – Note 35 – Financial Guarantees and Options”.

Sensitivity Analysis

We use a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of our capital requirements, and to manage our capital more efficiently.  Sensitivities to economic and operating experience are regularly produced on all of our financial performance measurements to inform our decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole are exposed. We also look at the effect on our key performance indicators of a 1:10 year financial shock as well as more remote financial shocks.

We determine sensitivities using internal models that calculate net asset values and capital requirements based on current and, where required to determine the value of future profits best-estimate assumptions. IFRS sensitivities are independent of capital requirements.  The base case is stressed by applying defined adverse economic scenarios and the loss in our shareholder equity and investment return is determined as the difference between the result obtained under the stress scenario and the current value.

The table below presents certain results of IFRS sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business. For each IFRS sensitivity test, the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity Factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by ± 1% (e.g. if a current interest rate is 5%, the impact of an immediate change to 4% and 6%). The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%

Long-term business

Sensitivities as at 31 December 2008

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Insurance participating	(10)	(165)	85	(90)
Insurance non-participating	(25)	135	90	(90)
Investment participating	(35)	(55)	25	(20)
Investment non-participating	(10)	10	20	(20)
Assets backing life shareholders’ funds	(20)	30	180	(180)
Total	(100)	(45)	400	(400)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Insurance participating	(30)	(135)	85	(90)
Insurance non-participating	(185)	270	110	(105)
Investment participating	(50)	(40)	30	(25)
Investment non-participating	(210)	230	20	(20)
Assets backing life shareholders’ funds	(80)	95	190	(190)
Total	(555)	420	435	(430)

Sensitivities as at 31 December 2007

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Insurance participating	15	(10)	-	-
Insurance non-participating	(205)	165	45	(35)
Investment participating	(5)	(25)	-	-
Investment non-participating	(35)	40	65	(60)
Assets backing life shareholders’ funds	(115)	140	180	(175)
Total	(345)	310	290	(270)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Insurance participating	(5)	20	-	-
Insurance non-participating	(320)	275	105	(95)
Investment participating	(5)	(25)	-	-
Investment non-participating	(170)	190	65	(60)
Assets backing life shareholders’ funds	(165)	190	460	(455)
Total	(665)	650	630	(610)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

The sensitivities to economic movements relate mainly to business in the U.K., U.S. and the Netherlands. In the U.K. and U.S., a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the U.S. most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. In contrast, a rise in market interest rates has a positive impact for non-participating business in the Netherlands, due to the effect of minimum investment return guarantees, which acts to partly offset the impacts in the U.K. and U.S..

The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.

Changes in sensitivities between 2007 and 2008 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities, and asset liability management actions.

General insurance and health business

Sensitivities as at 31 December 2008

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Gross of reinsurance	(310)	300	90	(90)
Net of reinsurance	(360)	360	90	(90)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Gross of reinsurance	(310)	300	90	(90)
Net of reinsurance	(360)	360	90	(90)

Sensitivities as at 31 December 2007

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Gross of reinsurance	(205)	235	110	(110)
Net of reinsurance	(255)	290	110	(110)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Gross of reinsurance	(205)	(235)	110	(110)
Net of reinsurance	(255)	(290)	110	(110)

Fund management and non-insurance business

Sensitivities as at 31 December 2008

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Total	15	(20)	115	(115)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Total	–	(10)	195	(195)

Sensitivities as at 31 December 2007

Impact on profit before tax (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Total	(35)	35	55	(55)

Impact before tax on shareholders’ equity (£m)
	Interest rates +1%	Interest rates -1%	Equity/property +10%	Equity/property -10%
Total	(35)	35	55	(55)

Limitations of sensitivity analysis

The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors (e.g. movements in equity prices are likely to be associated to movements in interest rates). It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that our assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, our financial risk management strategy aims to manage the exposure to market fluctuations. As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.

A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, the actual impact of a change in the assumptions may not have any impact on the liabilities, whereas assets are held at market value on the statement of financial position. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent our view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Item 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

We are applying to register the ordinary shares underlying our American Depositary Shares (“ADSs”) under the Securities Exchange Act of 1934, as amended.  We also intend to list 1,369,490,150 American Depositary Shares (“ADSs”) which may be represented by American Depositary Receipts (“ADRs”) for trading on the New York Stock Exchange under the symbol “AV”, pending registration of the ordinary shares represented by ADSs on Form F-6.  As of the date of this document, we comply with the minimum numerical standards for listing our ADSs on the New York Stock Exchange with respect to our ordinary shares including: (i) at least 5,000 worldwide stockholders of 100 of ordinary shares or more; and (ii) at least 2,500,000 publicly held ordinary shares worldwide; and (iii) an aggregate market value of publicly held ordinary shares of at least $100 million worldwide.

We are providing you with this summary description below of the material terms of the ADSs, of your material rights as an owner of ADSs and of certain matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement. Please remember that summaries by their nature lack the precision of the information summarised and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary.  We urge you to review the deposit agreement in its entirety.

This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”  When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

How do ADSs work?

Citibank, N.A. has agreed to act as the depositary bank for the ADSs.  Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.  ADSs represent ownership interests in securities that are on deposit with the depositary bank.  The depositary bank typically appoints a custodian to safekeep the securities on deposit.  In this case, the custodian is Citibank, N.A. (London Branch), located at 25 Molesworth Street, Lewisham, London SE13 7EX.

We will appoint Citibank as depositary bank pursuant to a deposit agreement.  A copy of the form of deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6.  You may obtain a copy of the form of deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549 and from the SEC’s website (www.sec.gov).  Please refer to the registration number of this registration statement when retrieving such copy.

Each ADS will represent the right to receive two (2) ordinary shares on deposit with the custodian.  An ADS will also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs.  The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank.  As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances.  The deposit agreement and the ADRs are governed by New York law.  However, our obligations to the holders of our ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”).  The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank.  Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs.  The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States.  If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner.  Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC.  The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs.  Please consult with your broker or bank if you have any questions concerning these limitations and procedures.  All ADSs held through DTC will be registered in the name of a nominee of DTC.  This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”  When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

How does the depositary issue ADSs?

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian.  The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.  Your ability to deposit ordinary shares and receive ADSs may be limited by legal considerations concerning the laws in the U.S. and England and Wales applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian.  The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank.  As such, you will be deemed to represent and warrant that:

●	The ordinary shares are duly authorised, validly issued, fully paid, non-assessable and legally obtained.

●	All pre-emptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

●	You are duly authorised to deposit the ordinary shares.

●
The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

●	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

How will I receive dividends and other distributions?

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian.  Your receipt of these distributions may be limited, however, by practical considerations and legal limitations.  Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Cash Distributions

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian.  Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws of both the U.S. and England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Share Distributions

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian.  Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited.  Only whole new ADSs will be distributed.  Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable.  If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Rights to Receive Additional Shares

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction).  You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.  The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

●	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

●	We fail to deliver reasonably satisfactory documents to the depositary bank; or

●	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable.  The proceeds of such sale will be distributed to holders as in the case of a cash distribution.  If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you.  In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement.  In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you.  If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

●	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

●	We do not deliver reasonably satisfactory documents to the depositary bank; or

●	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

What happens if the Company decides to redeem its shares?

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance.  If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price.  The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank.  You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs.  If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

What happens to my ADSs if there is a reclassification, recapitalisation or merger involving us?

The ordinary shares held on deposit for your ADSs may change from time to time.  For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit.  The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares.  If the depositary bank may not lawfully distribute such property to you, the depositary bank may, with our approval, sell such property and distribute the net proceeds to you as in the case of a cash distribution.

How can I transfer, combine or split up my ADRs?

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby.  For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

■	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

■	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

■	provide any transfer stamps required by the State of New York or the United States; and

■	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

If I become an ADS holder, how do I surrender an ADS and obtain shares?

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices.  Your ability to withdraw the ordinary shares may be limited by legal considerations under the laws of both the U.S. and England and Wales applicable at the time of withdrawal.  In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn.  You assume the risk for delivery of all funds and securities upon withdrawal.  Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs.  The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations.  Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

●
Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilised on account of a shareholders’ meeting or a payment of dividends.

●	Obligations to pay fees, taxes and similar charges.

●	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

How do I vote?

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs.  The voting rights of holders of ordinary shares are described in Item 10, “Additional Information—Memorandum and Articles of Association—Voting”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavour to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.  We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.  Securities for which no voting instructions have been received will not be voted.

What are my obligations to provide information or otherwise report?

Applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances.  You are solely responsible for complying with such reporting requirements and obtaining such approvals.  Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Your failure to comply with a disclosure notice from us may result in the imposition of sanctions against your underlying ordinary shares, as provided in the U.K. Companies Act 2006 and our Articles of Association, which currently include the withdrawal of voting rights of such ordinary shares and the imposition of restrictions on the rights to receive dividends on and to transfer such ordinary shares.  In addition, you must comply with the provisions of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (FSA 2006/70) and the Disclosure Rules and Transparency Rules sourcebook with regard to the notification to us of interests in ordinary shares, which currently provide, amongst other things, that a person must notify the issuer of the percentage of its voting rights he holds as shareholder or through his direct or indirect holding of certain financial instruments if the percentage of those voting rights reaches, exceeds or falls below 3% as a result of an acquisition or disposal of shares or financial instruments.  See Item 10, “Additional Information—Memorandum and Articles of Association—Major Shareholding and Disclosure of Interests”.  We may, in our sole discretion but subject to applicable law, instruct the depositary bank to take action with respect to your ownership interest where you have not complied with an information request by us.  Notwithstanding anything contained in this section to the contrary, the depositary bank shall exercise its commercially reasonable efforts with respect to any action requested by us to be taken pursuant to the preceding sentence.

What fees and expenses do I have to pay if I become an ADS holder?

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service		Fees
●	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
●	Cancellation of ADSs	Up to U.S. 5¢ per ADS cancelled
●	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
●	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
●	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England and Wales (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with compliance with exchange control regulations or other regulatory requirements applicable to the ordinary shares.

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation.  The brokers in turn charge these fees to their clients.  Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed.  In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution.  In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders.  In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.  The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank.  You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

How may the deposit agreement be terminated or amended?

We may agree with the depositary bank to modify the deposit agreement at any time without your consent.  We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement.  We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.  In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective.  The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. We have agreed to an initial appointment of the depositary for five years during which time we may only terminate the deposit agreement for cause.  Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement.  In either case, the depositary bank must give notice to the holders at least 30 days before termination.  Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit.  After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account.  At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

How can I inspect the books of the depositary?

The depositary bank will maintain ADS holder records at its depositary office.  You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs.  These facilities may be closed from time to time, to the extent not prohibited by law.

What are the Company’s limitations, obligations and liabilities and those of the depositary to ADS holders?

The deposit agreement limits our obligations and the depositary bank’s obligations to you.  Please note the following:

●	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

●
We and the depositary bank disclaim any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

●
We and the depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

●	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

●
We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

●
We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

●
We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorised representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

●
We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

●	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

●	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

What is a pre-release of ADSs?

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation.  These transactions are commonly referred to as “pre-release transactions.”  The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.).  The depositary bank may retain the compensation received from the pre-release transactions.

What taxes do I have to pay if I become an ADS holder?

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs.  We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders.  You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder.  The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf.  However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfil legal obligations.  You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Will foreign currency distributed to ADS holders be converted into U.S. dollars?

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement.  You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

●	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

●	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

●	Hold the foreign currency (without liability for interest) for the applicable holders.

Part II

Item 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14

MATERIAL MODIFICATIONS TO THE RIGHTS

OF SECURITY HOLDERS AND USE OF PROCEEDS

None

Item 15

CONTROLS AND PROCEDURES

Not applicable

Item 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

Item 16B

CODE OF ETHICS

Not applicable

Item 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

Item 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E

PURCHASES OF EQUITY SECURITIES BY AVIVA PLC AND AFFILIATED PURCHASERS

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2008.

Period	Total Number of Shares Purchased(1)(2)	Average Price Paid per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	39,598	5.55	N/A	N/A
February	37,149	5.75
March	34,805	6.14
April	33,985	6.315
May	35,012	6.075
June	39,262	5.44
July	41,789	5.065
August	42,656	4.9475
September	37,320	5.58
October	78,186	2.7575
November	8,567,143	3.6362
December	59,083	3.626

(1)
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings-related share option scheme and the share participation plan.

(2)
This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

Item 16F

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G

CORPORATE GOVERNANCE

Not applicable.

Part III

Item 17

FINANCIAL STATEMENTS

Not Applicable

Item 18

FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this registration statement together with the report of the independent accountants:

Financial Statements
Aviva plc and Subsidiaries:

Consolidated Financial Statements as at 31 December 2008

Schedules
Parent Company Condensed Financial Statements as at 31 December 2008

Parent Company Condensed Financial Statements	S-1 to S-8

Unaudited Condensed Interim Consolidated Financial Statements as at 30 June 2009

Item 19

EXHIBITS

The following exhibits have been filed as part of this registration statement:

1.1	Memorandum and Articles of Association of Aviva plc

2.1	Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR.

2.2
The total amount of long-term debt securities of Aviva plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Aviva Capital Accumulation plan

4.2	Aviva Executive Long term Incentive plan rules

4.3	Aviva Executive Annual Bonus plan rules

4.4	Aviva Executive Share Option plan

4.5	Aviva Save-as-you-earn (SAYE) plan rules 2007

4.6	Aviva Save-as-you-earn (SAYE) plan rules 1997

8.1	Schedule of subsidiaries of Aviva plc

11.1	Code of ethics

14.1	Consent of Ernst & Young LLP

14.2	Consent of PricewaterhouseCoopers Accountants N.V.

Aviva plc

Contents

Report of independent registered public accounting firm		38	Unallocated divisible surplus
		39	Tax assets and liabilities
Accounting policies		40	Provisions
		41	Pension obligations
Consolidated financial statements		42	Borrowings
Consolidated income statement		43	Payables and other financial liabilities
Consolidated statement of comprehensive income		44	Other liabilities
Consolidated statement of changes in equity		45	Contingent liabilities and other risk factors
Consolidated statement of financial position		46	Commitments
Consolidated statement of cash flows		47	Statement of cash flows
		48	Group capital structure
Notes to the consolidated financial statements:		49	Capital statement
1	Exchange rates	50	Risk management
2	Subsidiaries	51	Derivative financial instruments
3	Segmental information	52	Assets under management
4	Details of income	53	Related party transactions
5	Details of expenses	54	Subsequent events
6	Finance costs
7	Employee information
8	Tax	Condensed financial statements of the Company
9	Earnings per share
10	Dividends and appropriations
11	Goodwill
12	Acquired value of in-force business (AVIF)
and intangible assets
13	Interests in, and loans to, joint ventures
14	Interests in, and loans to, associates
15	Property and equipment
16	Investment property
17	Loans
18	Securitised mortgages and related assets
19	Financial investments
20	Receivables and other financial assets
21	Deferred acquisition costs and other assets
22	Assets held to cover linked liabilities
23	Ordinary share capital
24	Equity compensation plans
25	Shares held by employee trusts
26	Preference share capital
27	Direct capital instrument
28	Merger reserve
29	Other reserves
30	Retained earnings
31	Minority interests
32	Contract liabilities and associated reinsurance
33	Insurance liabilities
34	Liability for investment contracts
35	Financial guarantees and options
36	Reinsurance assets
37	Effect of changes in assumptions and estimates
during the year

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited the accompanying consolidated statements of financial position of Aviva plc as of December 31, 2008 and 2007, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2008.  Our audits also include the financial statements schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audits.  We did not audit at December 31, 2007 and 2006 and for the years then ended the financial statements of Delta Lloyd NV, a wholly-owned subsidiary, which statements reflect total assets of £45,610 million and £40,059 million as of December 31, 2007 and 2006, respectively, and total income of £5,974 million and £5,521 million, for the years then ended.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Delta Lloyd NV, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respect the information set forth therein.

/s/ Ernst & Young LLP

Ernst & Young LLP
Registered Auditor
London
6 October 2009

Accounting policies

Aviva plc (the “Company”), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the “Group” or “Aviva”) transacts life assurance and long-term savings business, fund management, and most classes of general insurance and health business through its subsidiaries, associates and branches in the UK, Ireland, continental Europe, United States (US), Canada, Asia, Australia and other countries throughout the world.

The Group is managed on a regional basis, reflecting the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 3.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(A) Basis of presentation

Since 2005, all European Union listed companies have been required to prepare consolidated financial statements using international Financial Reporting Standards (IFRS) issued by the international Accounting Standards Board (IASB) and endorsed by the European Union (EU). The date of transition to IFRS was 1 January 2004. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the European Union, the Group and Company have also complied with IFRS as issued by the International Accounting Standards Board (IASB) and applicable at 31 December 2008.

In November 2006, the IASB issued IFRS 8, Operating Segments. Although its requirements are applicable for accounting periods beginning on or after 1 January 2009, the Group has decided to adopt IFRS 8 early and reflect its impact in these financial statements. Details of the reportable segments under IFRS 8 are given in note 3. In addition, the Group has early adopted the requirements of the amended IAS1, Presentation of Financial Statements: A Revised Presentation, which is applicable for reporting periods commencing 1 January 2009. Adoption of these standards has not had any material impact on the financial position or performance of the Group. They have however impacted the disclosures in these financial statements.

During 2007 and 2008, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 23, Borrowing Costs, IAS 27, Consolidated and Separate Financial Statements, and IAS 32, Financial Instruments: Presentation, and the results of its annual improvements project. It also issued revised versions of IFRS 1, and IFRS 3, Business Combinations, as well as further amendments to IAS 27 and IAS 39, Financial Instruments: Recognition and Measurement, none of which has yet been endorsed by the EU. These are applicable prospectively for accounting periods commencing 1 January 2009 or later and therefore not applicable for the current accounting period. On adoption, they will not have any material impact on the Group’s financial reporting.

IFRIC interpretation 13, Customer Loyalty Programmes, was issued during 2007 but is not applicable for the current accounting period. In addition, IFRIC interpretation 15, Agreements for the Construction of Real Estate, interpretation 16, Hedges of a Net Investment in a Foreign Operation, and interpretation 17, Distributions of Non-cash Assets to Owners, were issued during 2008. They have not yet been endorsed by the EU.  These are applicable prospectively for accounting periods commencing 1 January 2009 or later and therefore not applicable for the current accounting period. On adoption, none of these interpretations will have any material impact on the Group’s financial reporting.

During 2009, the IASB has issued IFRS7, Amendment – Improving Disclosures about Financial Instruments, and Improvements to IFRS, as well as amendments to IFRIC9 and IAS39, Embedded derivatives, IFRS2, Group cash-settled share based payment transactions, and IFRS1, Additional exemptions for first-time adopters. These are applicable prospectively for accounting periods ending on or after 1 January 2009 or later, and have therefore not been adopted in these financial statements. We do not expect the adoption of this amendment to have a material impact on the Group’s financial reporting.

In October 2008, the IASB’s expert advisory panel issued their report, Measuring and disclosing the fair value of financial instruments in markets that are no longer active. This report provides useful information and guidance for measuring and disclosing fair values for entities applying IFRS. It has not been approved by the IASB and does not establish new requirements. We have considered this report in preparing the analysis of investments according to fair value hierarchy and the reconciliation of movements in the fair values of financial assets measured using unobservable inputs, included in Note 19 – Financial investments.

In accordance with IFRS 4, Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in policy E below.

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentation currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m).

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(B) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, statement of financial position, other primary statements and notes to the financial statements.

Critical accounting policies
The major areas of judgement on policy application are considered to be over whether Group entities should be consolidated (set out in policy C), on product classification (set out in policy E) and in the classification of financial investments (set out in policy R).

Use of estimates
All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	E & J
Goodwill, AVIF and other intangible assets	M
Fair values of financial investments	R
Impairment of financial investments	R
Fair value of derivative financial instruments	S
Deferred acquisition costs and other assets	V
Provisions and contingent liabilities	Y
Pension obligations	Z
Deferred income taxes	AA

Further details on the fair value hierarchy used in assessing the values of our financial investments are given in note 19(b) to these financial statements.

Further details on the estimation of amounts for insurance and participating investment contract liabilities are given in notes 33, 39 and 50 to these financial statements.

(C) Consolidation principles

Subsidiaries
Subsidiaries are those entities (including special purpose entities) in which the Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are excluded from consolidation from the date of disposal. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

From 1 January 2004, the date of first time adoption of IFRS, the Group is required to use the purchase method of accounting to account for the acquisition of subsidiaries. Under this method, the cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see policy M below). Any surplus of the acquirer’s interest in the subsidiary’s net assets over the cost of acquisition is credited to the income statement.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(C) Consolidation principles continued

Merger accounting and the merger reserve
Prior to 1 January 2004, certain significant business combinations were accounted for using the “pooling of interests method” (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account. These transactions have not been restated, as permitted by the IFRS 1 transitional arrangements.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the Companies Act 1985.

Investment vehicles
In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day-to-day according to the Group’s and third-party participation in them. Where Group companies are deemed to control such vehicles, with control determined based on an analysis of the guidance in IAS 27 and SIC 12, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as “Net asset value attributable to unitholders” in the consolidated statement of financial position. Where the Group does not control such vehicles, and these investments are held by its insurance or investment funds, they do not meet the definition of associates (see below) and are, instead, carried at fair value through profit and loss within financial investments in the consolidated statement of financial position, in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

As part of their investment strategy, the UK and certain European long-term business policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The PLPs are managed by general partners (GPs), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary.

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. Where the Group exerts control over a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by a contractual agreement such that no party exerts control, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Where the Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are carried at fair value through profit and loss within financial investments.

Associates and joint ventures
Associates are entities over which the Group has significant influence, but which it does not control. Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are entities whereby the Group and other parties undertake an economic activity which is subject to joint control arising from a contractual agreement. In a number of these, the Group’s share of the underlying assets and liabilities may be greater than 50% but the terms of the relevant agreements make it clear that control is not exercised. Such jointly-controlled entities are referred to as joint ventures in these financial statements.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred between entities.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in policy M, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence over the investment.

If the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the undertaking, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the entity.

The Company’s investments
In the Company statement of financial position, subsidiaries and joint ventures are stated at their fair values, estimated using applicable valuation models underpinned by the Company’s market capitalisation. These investments are classified as available for sale (AFS) financial assets, with changes in their fair value being recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(D) Foreign currency translation

Income statements and cash flows of foreign entities are translated into the Group’s presentation currency at average exchange rates for the year while their statements of financial position  are translated at the year end exchange rates. Exchange differences arising from the translation of the net investment in foreign subsidiaries, associates and joint ventures, and of borrowings and other currency instruments designated as hedges of such investments, are recognised in other comprehensive income and taken to the currency translation reserve within equity. On disposal of a foreign entity, such exchange differences are transferred out of this reserve and are recognised in the income statement as part of the gain or loss on sale. The cumulative translation differences were deemed to be zero at the transition date to IFRS.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Translation differences on debt securities and other monetary financial assets measured at fair value and designated as held at fair value through profit or loss (FV) (see policy R) are included in foreign exchange gains and losses in the income statement. For monetary financial assets designated as AFS, translation differences are calculated as if they were carried at amortised cost and so are recognised in the income statement, whilst foreign exchange differences arising from fair value gains and losses are recognised in other comprehensive income and included in the investment valuation reserve within equity. Translation differences on non-monetary items, such as equities which are designated as FV, are reported as part of the fair value gain or loss, whereas such differences on AFS equities are included in the investment valuation reserve.

(E) Product classification

Insurance contracts are defined as those containing significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. Contracts can be reclassified as insurance contracts after inception if insurance risk becomes significant. Any contracts not considered to be insurance contracts under IFRS are classified as investment contracts.

Some insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

As noted in policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK  companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers (ABI), the most recent version of which was issued in December 2005 and amended in December 2006. However, in certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed and adjustments to the measurement basis have occurred , the financial statements of that year will have disclosed the impacts accordingly.

One such example is our adoption of Financial Reporting Standard 27, Life Assurance, (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in policy J below and in note 49.

(F) Premiums earned

Premiums on long-term insurance contracts and participating investment contracts are recognised as income when receivable, except for investment-linked premiums which are accounted for when the corresponding liabilities are recognised. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are taken at the date when payments are due. Premiums are shown before deduction of commission and before any sales-based taxes or duties. Where policies lapse due to non-receipt of premiums, then all the related premium income accrued but not received from the date they are deemed to have lapsed is offset against premiums.

General insurance and health premiums written reflect business incepted during the year, and exclude any sales-based taxes or duties. Unearned premiums are those proportions of the premiums written in a year that relate to periods of risk after the statement of financial position date. Unearned premiums are calculated on either a daily or monthly pro rata basis. Premiums collected by intermediaries, but not yet received, are assessed based on estimates from underwriting or past experience, and are included in premiums written.

Deposits collected under investment contracts without a discretionary participating feature (non-participating contracts) are not accounted for through the income statement, except for the fee income (covered in policy G) and the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(G) Other investment contract fee revenue

Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services. The fees may be for fixed amounts or vary with the amounts being managed, and will generally be charged as an adjustment to the policyholder’s balance. The fees are recognised as revenue in the period in which they are collected unless they relate to services to be provided in future periods, in which case they are deferred and recognised as the service is provided.

Initiation and other “front-end” fees (fees that are assessed against the policyholder balance as consideration for origination of the contract) are charged on some non-participating investment and investment fund management contracts. Where the investment contract is recorded at amortised cost, these fees are deferred and recognised over the expected term of the policy by an adjustment to the effective yield. Where the investment contract is measured at fair value, the front-end fees that relate to the provision of investment management services are deferred and recognised as the services are provided.

(H) Other fee and commission income

Other fee and commission income consists primarily of fund management fees, income from the RAC’s non-insurance activities, distribution fees from mutual funds, commissions on reinsurance ceded, commission revenue from the sale of mutual fund shares, and transfer agent fees for shareholder record keeping. Reinsurance commissions receivable are deferred in the same way as acquisition costs, as described in policy V. All other fee and commission income is recognised as the services are provided.

(I) Net investment income

Investment income consists of dividends, interest and rents receivable for the year, movements in amortised cost on debt securities, realised gains and losses, and unrealised gains and losses on FV investments (as defined in policy R). Dividends on equity securities are recorded as revenue on the ex-dividend date. Interest income is recognised as it accrues, taking into account the effective yield on the investment. It includes the interest rate differential on forward foreign exchange contracts. Rental income is recognised on an accruals basis.

The gain or loss on an investment is only realised on disposal or transfer, and is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost as appropriate.

Unrealised gains and losses, arising on investments which have not been derecognised as a result of disposal or transfer, represent the difference between the carrying value at the year end and the carrying value at the previous year end or purchase value during the year, less the reversal of previously recognised unrealised gains and losses in respect of disposals made during the year.

(J) Insurance and participating investment contract liabilities

Claims
Long-term business claims reflect the cost of all claims arising during the year, including claims handling costs, as well as policyholder bonuses accrued in anticipation of bonus declarations.

General insurance and health claims incurred include all losses occurring during the year, whether reported or not, related handling costs, a reduction for the value of salvage and other recoveries, and any adjustments to claims outstanding from previous years.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any part of the general administrative costs directly attributable to the claims function.

Long-term business provisions
Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates and those relating to UK with-profit and non-profit contracts, to be consistent with the value of the backing assets. For liabilities relating to UK with-profit contracts, as described in policy E above, the Group has adopted FRS 27, Life Assurance, which adds to the requirements of IFRS but does not vary them in any way.

In the United States, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments (see policy R), that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(J) Insurance and participating investment contract liabilities continued

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 33(b). For liabilities of the UK with-profit fund, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority, adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

Present value of future profits (PVFP) on non-participating business written in a with-profit fund
For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit funds take account, directly or indirectly, of this value. This amount is recognised as a reduction in the liability rather than as an asset in the statement of financial position, and is then apportioned between the amounts that have been taken into account in the measurement of liabilities and other amounts which are shown as an adjustment to the unallocated divisible surplus.

Unallocated divisible surplus
In certain participating long-term insurance and investment business, the nature of the policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. Amounts whose allocation to either policyholders or shareholders has not been determined by the end of the financial year are held within liabilities as an unallocated divisible surplus.

If the aggregate carrying value of liabilities for a particular participating business fund is in excess of the aggregate carrying value of its assets, then the difference is held as a negative unallocated divisible surplus balance, subject to recoverability from margins in that fund's participating business. Any excess of this difference over the recoverable amount is charged to net income in the reporting period.

Embedded derivatives
Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and measured at fair value, if they are not considered as closely related to the host insurance contract or do not meet the definition of an insurance contract. Fair value reflects own credit risk to the extent the embedded derivative is not fully collateralised.

Liability adequacy
At each reporting date, an assessment is made of whether the recognised long-term business provisions are adequate, using current estimates of future cash flows. If that assessment shows that the carrying amount of the liabilities (less related assets) is insufficient in light of the estimated future cash flows, the deficiency is recognised in the income statement by setting up an additional provision in the statement of financial position.

General insurance and health provisions

(i) Outstanding claims provisions
General insurance and health outstanding claims provisions are based on the estimated ultimate cost of all claims incurred but not settled at the statement of financial position date, whether reported or not, together with related claims handling costs. Significant delays are experienced in the notification and settlement of certain types of general insurance claims, particularly in respect of liability business, including environmental and pollution exposures, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Any estimate represents a determination within a range of possible outcomes. Further details of estimation techniques are given in note 33(c).

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period with any change in rates between the start and end of the accounting period being reflected below operating profit as an economic assumption change. The range of discount rates used is described in note 33(c).

Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

(ii) Provision for unearned premiums
The proportion of written premiums, gross of commission payable to intermediaries, attributable to subsequent periods is deferred as a provision for unearned premiums. The change in this provision is taken to the income statement as recognition of revenue over the period of risk.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(J) Insurance and participating investment contract liabilities continued

(iii) Liability adequacy
At each reporting date, the Group reviews its unexpired risks and carries out a liability adequacy test for any overall excess of expected claims and deferred acquisition costs over unearned premiums, using the current estimates of future cash flows under its contracts after taking account of the investment return expected to arise on assets relating to the relevant general business provisions. If these estimates show that the carrying amount of its insurance liabilities (less related deferred acquisition costs) is insufficient in light of the estimated future cash flows, the deficiency is recognised in the income statement by setting up a provision in the statement of financial position.

Other assessments and levies
The Group is subject to various periodic insurance-related assessments or guarantee fund levies. Related provisions are established where there is a present obligation (legal or constructive) as a result of a past event. Such amounts are not included in insurance liabilities but are included under “Provisions” in the statement of financial position.

(K) Non-participating investment contract liabilities

Claims
For non-participating investment contracts with an account balance, claims reflect the excess of amounts paid over the account balance released.

Contract liabilities
Deposits collected under non-participating investment contracts are not accounted for through the income statement, except for the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

The majority of the Group’s contracts classified as non-participating investment contracts are unit-linked contracts and are measured at fair value. Certain liabilities for non-linked non-participating contracts are measured at amortised cost.

The fair value liability is determined in accordance with IAS39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be settled between knowledgeable willing parties in an arm’s length transaction. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk where reliably observable.

Amortised cost is calculated as the fair value of consideration received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the effective interest rate method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The effective interest rate is the one that equates the discounted cash payments to the initial amount. At each reporting date, the amortised cost liability is determined as the value of future best estimate cash flows discounted at the effective interest rate.

(L) Reinsurance

The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Premiums on reinsurance assumed are recognised as revenue in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies, using assumptions consistent with those used to account for these policies.

Where general insurance liabilities are discounted, any corresponding reinsurance assets are also discounted using consistent assumptions.

Gains or losses on buying retroactive reinsurance are recognised in the income statement immediately at the date of purchase and are not amortised. Premiums ceded and claims reimbursed are presented on a gross basis in the consolidated income statement and statement of financial position as appropriate.

Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.

Reinsurance contracts that principally transfer financial risk are accounted for directly through the statement of financial position and are not included in reinsurance assets or liabilities. A deposit asset or liability is recognised, based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured.

If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(M) Goodwill, AVIF and intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions prior to 1 January 2004 (the date of transition to IFRS) is carried at its book value (original cost less cumulative amortisation) on that date, less any impairment subsequently incurred. Goodwill arising before 1 January 1998 was eliminated against reserves and has not been reinstated. Goodwill arising on the Group’s investments in subsidiaries since that date is shown as a separate asset, whilst that on associates and joint ventures is included within the carrying value of those investments.

Acquired value of in-force business (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary, is recognised as an asset. If the AVIF results from the acquisition of an investment in a joint venture or an associate, it is held within the carrying amount of that investment. In all cases, the AVIF is amortised over the useful lifetime of the related contracts in the portfolio on a systematic basis. The rate of amortisation is chosen by considering the profile of the additional value of in-force business acquired and the expected depletion in its value. The value of the acquired in-force long-term business is reviewed annually for any impairment in value and any reductions are charged as expenses in the income statement.

Intangible assets
Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. The economic lives of the latter are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position, and the period of control over the assets. These intangibles are amortised over their useful lives, which range from five to 22 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under “Other operating expenses”. For intangibles with finite lives, a provision for impairment will be charged where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing
For impairment testing, goodwill and intangibles with indefinite useful lives have been allocated to cash-generating units by geographical reporting unit and business segment. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 11(b).

(N) Property and equipment

Owner-occupied properties are carried at their revalued amounts, which are supported by market evidence, and movements are recognised in other comprehensive income and taken to a separate reserve within equity. When such properties are sold, the accumulated revaluation surpluses are transferred from this reserve to retained earnings. These properties are depreciated down to their estimated residual values over their useful lives. All other items classed as property and equipment within the statement of financial position are carried at historical cost less accumulated depreciation.

Investment properties under construction are included within property and equipment until completion, and are stated at cost less any provision for impairment in their values.

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

– Land	No depreciation
– Properties under construction	No depreciation
– Owner-occupied properties, and related mechanical and electrical equipment	25 years
– Motor vehicles	Three-years, or lease term if longer
– Computer equipment	Three to five years
– Other assets	Three to five years
The assets’ residual values, useful lives and method of depreciation are reviewed regularly, and at least at each financial year end, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount.

All borrowing costs and repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the most recently assessed standard of performance of the existing asset will flow to the Group and the renovation replaces an identifiable part of the asset. Major renovations are depreciated over the remaining useful life of the related asset.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(O) Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Completed investment property is stated at its fair value, which is supported by market evidence, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations. Changes in fair values are recorded in the income statement in net investment income.

(P) Impairment of non-financial assets

Property and equipment and other non-financial assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(Q) Derecognition and offset of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

– The rights to receive cash flows from the asset have expired;

– The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third-party under a “pass-through” arrangement; or

– The Group has transferred its rights to receive cash flows from the asset and has either transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(R) Financial investments

The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this accounting policy as “other than trading”).

In general, the FV category is used as, in most cases, the Group’s investment or risk management strategy is to manage its financial investments on a fair value basis. Debt securities and equity securities, which the Group buys with the intention to resell in the short term, are classified as trading, as are non-hedge derivatives (see policy S below). All other securities in the FV category are classified as other than trading. The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as in certain fund management and non-insurance operations.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the assets, at their fair values. Debt securities are initially recorded at their fair value, which is taken to be amortised cost, with amortisation credited or charged to the income statement. Investments classified as trading, other than trading and AFS are subsequently carried at fair value. Changes in the fair value of trading and other than trading investments are included in the income statement in the period in which they arise. Changes in the fair value of securities classified as AFS, except for impairment losses and relevant foreign exchange gains and losses, are recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

Investments carried at fair value are measured using a fair value hierarchy, described in note 19(b), with values based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment.

When securities classified as AFS are sold or impaired, the accumulated fair value adjustments are transferred out of the investment valuation reserve to the income statement.

Financial guarantees are recognised initially at their fair value. They are subsequently measured at the higher of either the expected asset or liability under the guarantee, or the amount initially recognised less any cumulative amortisation.

Impairment
The Group reviews the carrying value of its investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment:

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(R) Financial investments continued

AFS securities: The Group performs an objective review of the current financial position and prospects of the issuer on a regular basis, to identify whether any impairment provision is required. For listed AFS securities, this review takes into account the likelihood of the current market price recovering to former levels.

For AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year.

Mortgages, investment property and securitised loans: Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount.

Reversals of impairments are only recognised where the decrease in the impairment can be objectively related to an event occurring after the write-down (such as an improvement in the debtor’s credit rating), and are not recognised in respect of equity instruments.

(S) Derivative financial instruments and hedging

Derivative financial instruments include foreign exchange contracts, interest rate futures, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other financial instruments that derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. All derivatives are initially recognised in the statement of financial position at their fair value, which usually represents their cost. They are subsequently remeasured at their fair value, with the method of recognising movements in this value depending on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Fair values are obtained from quoted market prices or, if these are not available, by using valuation techniques such as discounted cash flow models or option pricing models. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. Premiums paid for derivatives are recorded as an asset in the statement of financial position at the date of purchase, representing their fair value at that date.

Derivative contracts may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardised and include certain futures and option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, swaps, caps and floors. Derivatives are subject to various risks including market, liquidity and credit risk, similar to those related to the underlying financial instruments.

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities in the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 51.

Interest rate and currency swaps
Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating rate interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to gain or loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forwards and options contracts
Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC contracts in which two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the potential obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to gain or loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Foreign exchange contracts
Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates.

Exposure to gain or loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(S) Derivative financial instruments and hedging continued

Derivative instruments for hedging
On the date a derivative contract is entered into, the Group designates certain derivatives as either:

(i)	a hedge of the fair value of a recognised asset or liability (fair value hedge);

(ii)	a hedge of a future cash flow attributable to a recognised asset or liability, a highly probable forecast transaction or a firm commitment (cash flow hedge); or

(iii)	a hedge of a net investment in a foreign operation (net investment hedge)

Hedge accounting is used for derivatives designated in this way, provided certain criteria are met. At the inception of the transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and the strategy for undertaking the hedge transaction. The Group also documents its assessment of whether the hedge is expected to be, and has been, highly effective in offsetting the risk in the hedged item, both at inception and on an ongoing basis.

Changes in the fair value of derivatives that are designated and qualify as net investment or cash flow hedges, and that prove to be highly effective in relation to the hedged risk, are recognised in other comprehensive income and a separate reserve within equity. Gains and losses accumulated in this reserve are included in the income statement on disposal of the relevant investment or occurrence of the cash flow as appropriate.

For a variety of reasons, certain derivative transactions, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific IFRS rules and are therefore treated as derivatives held for trading. Their fair value gains and losses are recognised immediately in other trading income.

(T) Loans

Loans with fixed maturities, including policyholder loans, mortgage loans on investment property, securitised mortgages and collateral loans, are recognised when cash is advanced to borrowers. The majority of these loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method. Loans with indefinite future lives are carried at unpaid principal balances or cost.

For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items. The fair values of mortgages classified as FV are estimated using discounted cash flow forecasts, based on a risk-adjusted discount rate which reflects the risks associated with these products. They are revalued at each period end, with movements in their fair values being taken to the income statement.

To the extent that a loan is uncollectable, it is written-off as impaired. Subsequent recoveries are credited to the income statement.

(U) Collateral

The Group receives and pledges collateral in the form of cash or non-cash assets in respect of stock lending transactions, as well as certain derivative contracts and loans in order to reduce the credit risk of these transactions. Collateral is also pledged as security for bank letters of credit. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty.

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 43). Non-cash collateral received is not recognised in the statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.

Collateral pledged in the form of cash, which is legally segregated from the Group, is derecognised from the statement of financial position with a corresponding receivable for its return. Non-cash collateral pledged is not derecognised from the statement of financial position unless the Group defaults on its obligations under the relevant agreement, and therefore continues to be recognised in the statement of financial position within the appropriate asset classification.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(V) Deferred acquisition costs and other assets

The costs directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. For participating contracts written in the UK, acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the FSA’s realistic capital regime and FRS 27. For non-participating investment and investment fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred.

Where such business is reinsured, an appropriate proportion of the deferred acquisition costs is attributed to the reinsurer, and is treated as a separate liability.

Long-term business deferred acquisition costs are amortised systematically over a period no longer than that in which they are expected to be recoverable out of these future margins. Deferrable acquisition costs for non-participating investment and investment fund management contracts are amortised over the period in which the service is provided. General insurance and health deferred acquisition costs are amortised over the period in which the related revenues are earned. The reinsurers’ share of deferred acquisition costs is amortised in the same manner as the underlying asset.

Deferred acquisition costs are reviewed by category of business at the end of each reporting period and are written-off where they are no longer considered to be recoverable.

Other assets include vehicles which are subject to repurchase agreements and inventories of vehicle parts. The former are carried at the lower of their agreed repurchase price or net realisable value, whilst the latter are carried at the lower of cost and net realisable value, where cost is arrived at on the weighted average cost formula or “first in first out” (FIFO) basis. Provision is made against inventories which are obsolete or surplus to requirements.

(W) Statement of cash flows

Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are those with less than three months’ maturity from the date of acquisition, or those redeemable on demand with only an insignificant change in fair value.

For the purposes of the statement of cash flows, cash and cash equivalents also include bank overdrafts, which are included in payables and other financial liabilities in the statement of financial position.

Operating cash flows
Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(X) Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the lessor, are classified as operating leases. Assets held for use in such leases are included in property and equipment, and are depreciated to their residual values over their estimated useful lives. Rentals from such leases are credited to the income statement on a straight-line basis over the period of the relevant leases. Payments made as lessee under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the relevant leases.

(Y) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is more probable than not.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Contingent liabilities are disclosed if there is a possible future obligation as a result of a past event, or if there is a present obligation as a result of a past event but either a payment is not probable or the amount cannot be reasonably estimated.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(Z) Employee benefits

Annual leave and long service leave
Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Pension obligations
The Group operates a large number of pension schemes around the world, whose members receive benefits on either a defined benefit basis (generally related to a member’s final salary and length of service) or a defined contribution basis (generally related to the amount invested, investment return and annuity rates), the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and the relevant Group companies.

For defined benefit plans, the pension costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The resulting pension scheme surplus or deficit appears as an asset or liability in the consolidated statement of financial position.

Costs charged to the income statement comprise the current service cost (the increase in pension obligation resulting from employees’ service in the current period, together with the schemes’ administration expenses), past service cost (resulting from changes to benefits with respect to previous years’ service), and gains or losses on curtailment (when the employer materially reduces the number of employees covered by the scheme) or on settlements (when a scheme’s obligations are transferred outside the Group). In addition, the difference between the expected return on scheme assets, less investment expenses, and the interest cost of unwinding the discount on the scheme liabilities (to reflect the benefits being one period closer to being paid out) is credited to investment income. All actuarial gains and losses, being the difference between the actual and expected returns on scheme assets, changes in assumptions underlying the liability calculations and experience gains or losses on the assumptions made at the beginning of the period, are recognised immediately in other comprehensive income.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans. Once the contributions have been paid, the Group, as employer, has no further payment obligations. The Group’s contributions are charged to the income statement in the year to which they relate and are included in staff costs.

Other post-employment obligations
Some Group companies provide post-employment healthcare or other benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. Unlike the pension schemes, no assets are set aside in separate funds to provide for the future liability but none of these schemes is material to the Group. The costs of the Canadian scheme are included within those for the defined benefit pension schemes in that country. For such schemes in other countries, provisions are calculated in line with local regulations, with movements being charged to the income statement within staff costs.

Equity compensation plans
The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ remuneration report and in note 24.

The Group accounts for options and awards under equity compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the “fair value method”). Under this method, the cost of providing equity compensation plans is based on the fair value of the share awards or option plans at date of grant, which is recognised in the income statement over the expected vesting period of the related employees and credited to the equity compensation reserve, part of shareholders’ funds.

Shares purchased by employee share trusts to fund these awards are shown as a deduction from shareholders’ funds at their original cost.

When the options are exercised and new shares are issued, the proceeds received, net of any transaction costs, are credited to share capital (par value) and the balance to share premium. Where the shares are already held by employee trusts, the net proceeds are credited against the cost of these shares, with the difference between cost and proceeds being taken to retained earnings. In both cases, the relevant amount in the equity compensation reserve is then credited to retained earnings.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(AA) Income taxes

The current tax expense is based on the taxable profits for the year, after any adjustments in respect of prior years. Tax, including tax relief for losses if applicable, is allocated over profits before taxation and amounts charged or credited to reserves as appropriate.

Provision is made for deferred tax liabilities, or credit taken for deferred tax assets, using the liability method, on all material temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The principal temporary differences arise from depreciation of property and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post-retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the statement of financial position date are used to determine the deferred tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future profits will be available.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred taxes are not provided in respect of temporary differences arising from the initial recognition of goodwill, or from goodwill for which amortisation is not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit or loss at the time of the transaction.

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, owner-occupied properties and other amounts charged or credited directly to other comprehensive income are recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on Direct Capital instruments is credited directly in equity.

In addition to paying tax on shareholders’ profits, the Group’s life businesses in the UK, Ireland, Singapore and Australia pay tax on policyholders’ investment returns (“policyholder tax”) on certain products at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense. The Group has decided to show separately the amounts of policyholder tax to provide a more meaningful measure of the tax the Group pays on its profits. In the pro forma reconciliations, operating profit has been calculated after charging policyholder tax.

(AB) Borrowings

Borrowings are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred.

Where loan notes have been issued in connection with certain securitised mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated liabilities and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch which would otherwise arise from using different measurement bases for these three items.

(AC) Share capital and treasury shares

Equity instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. Accordingly, a financial instrument is treated as equity if:

(i)           there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

(ii)           the instrument is a non-derivative that contains no contractual obligation to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group’s own equity instruments.

Share issue costs
Incremental external costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue and disclosed where material.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Accounting policies continued

(AC) Share capital and treasury shares continued

Dividends
Interim dividends on ordinary shares are recognised in equity in the period in which they are paid. Final dividends on these shares are recognised when they have been approved by shareholders. Dividends on preference shares are recognised in the period in which they are declared and appropriately approved.

Treasury shares
Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

(AD) Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from these financial statements where the Group has no contractual rights in the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

(AE) Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as Treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

(AF) Operations held for sale

Assets and liabilities held for disposal as part of operations which are held for sale are shown separately in the consolidated statement of financial position. The relevant assets are recorded at the lower of their carrying amount and their fair value, less the estimated selling costs.

The accounting policies (identified alphabetically) on pages F-4 to F-18 and notes (identified numerically) on pages F-26 to F-165 are an integral part of these financial statements.

Consolidated income statement
For the year ended 31 December 2008

2008	2007	2006
Note	£m	£m	£m

Income	4
Gross written premiums	36,206	30,991	28,735
Premiums ceded to reinsurers	(1,841)	(1,658)	(1,501)
Premiums written net of reinsurance	34,365	29,333	27,234
Net change in provision for unearned premiums	277	(21)	93
Net earned premiums	F	34,642	29,312	27,327
Fee and commission income	G & H	1,885	1,760	1,870
Net investment (expense)/income	I	(16,043)	9,689	15,908
Share of loss after tax of joint ventures and associates	(1,128)	(304)	485
Profit on the disposal of subsidiaries and associates	7	49	222
19,363	40,506	45,812
Expenses	5
Claims and benefits paid, net of recoveries from reinsurers	(29,353)	(27,121)	(23,444)
Change in insurance liabilities, net of reinsurance	3,885	(3,508)	(2,594)
Change in investment contract provisions	10,629	(2,018)	(6,002)
Change in unallocated divisible surplus	4,482	2,922	(558)
Fee and commission expense	(4,411)	(4,244)	(5,461)
Other expenses	(5,416)	(3,473)	(3,557)
Finance costs	6	(1,547)	(1,217)	(856)
(21,731)	(38,659)	(42,472)
(Loss)/profit before tax	(2,368)	1,847	3,340
Tax attributable to policyholders’ returns	8	1,068	(15)	(346)
(Loss)/profit before tax attributable to shareholders’ profits	(1,300)	1,832	2,994
Tax credit/(expense)	AA & 18	1,483	(349)	(940)
Less: tax attributable to policyholders’ returns	8	(1,068)	15	346
Tax attributable to shareholders’ profits	415	(334)	(594)
(Loss)/profit for the year	(885)	1,498	2,400
Attributable to:
Equity shareholders of Aviva plc	(915)	1,320	2,249
Minority interests	31b	30	178	151
(885)	1,498	2,400
Earnings per share	AE & 9
Basic (pence per share)	(36.8	)p	48.9	p	88.0	p
Diluted (pence per share)	(36.8	)p	48.5	p	87.0	p

Consolidated statement of comprehensive income
For the year ended 31 December 2008

		2008	2007	2006
	Note	£m	£m	£m
(Loss)/profit for the year		(885)	1,498	2,400
Other comprehensive income
Investments classified as available for sale
Fair value (losses)/gains	29	(2,344)	149	348
Fair value gains transferred to profit	29	(126)	(391)	(162)
Impairment losses on revalued assets	29	830	–	–
Owner-occupied properties
Fair value (losses)/gains	29	(37)	23	26
Impairment losses on revalued assets	29	–	–	(2)
Share of fair value changes in joint ventures and associates taken to comprehensive income	29	(93)	9	-
Actuarial(losses)/gains on pension schemes	41e(iv)	(929)	648	(117)
Actuarial losses/(gains) on pension schemes transferred to unallocated divisible surplus	41c(i)	78	(61)	3
Foreign exchange rate movements	29 & 31b	2,653	723	(346)
Aggregate tax effect – shareholder tax	8b	219	(195)	(21)
Other comprehensive income for the year, net of tax		251	905	(271)
Total comprehensive income for the year		(634)	2,403	2,129
Attributable to:
Equity shareholders of Aviva plc		(1,135)	2,124	1,996
Minority interests	31b	501	279	133
		(634)	2,403	2,129

Consolidated statement of changes in equity
For the year ended 31 December 2008

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Shares held by employee trusts	Currency translation reserve	Owner-occupied properties reserve	Investment valuation reserve	Hedging instruments reserve	Equity compensation reserve	Retained earnings	Equity attributable to shareholders of Aviva plc	Direct capital instrument	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,338	13,146	990	1,795	15,931

Loss for the year	-	-	-	-	-	-	-	-	-	-	(915)	(915)	-	30	(885)
Other comprehensive income	-	-	-	-	-	3,222	(36)	(1,530)	(1,040)	-	(836)	(220)	-	471	251
Total comprehensive income for the year	-	-	-	-	-	3,222	(36)	(1,530)	(1,040)	-	(1,751)	(1,135)	-	501	(634)

Owner-occupied properties – Fair value losses transferred to retained earnings on disposals	-	-	-	-	-	-	1	-	-	-	(1)	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(975)	(975)	-	-	(975)
Issues of share capital	2	-	18	-	-	-	-	-	-	-	-	20	-	-	20
Shares issued in lieu of dividends	7	-	(7)	-	-	-	-	-	-	-	170	170	-	-	170
Capital contributions from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	36	36
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Minority interests in acquired subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	43	43
Changes in minority interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(65)	(65)
Shares acquired by employee trusts	-	-	-	-	(29)	-	-	-	-	-	-	(29)	-	-	(29)
Shares distributed by employee trusts	-	-	-	-	6	-	-	-	-	-	(6)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	39	-	39	-	-	39
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(15)	15	-	-	-	-
Aggregate tax effect – shareholder tax	-	-	-	-	-	-	-	-	-	-	16	16	-	-	16

Balance at 31 December	664	200	1,234	3,271	(33)	3,654	157	(711)	(1,103)	113	3,806	11,252	990	2,204	14,446

Consolidated statement of changes in equity
For the year ended 31 December 2007

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Shares held by employee trusts	Currency translation reserve	Owner-occupied properties reserve	Investment valuation reserve	Hedging instruments reserve	Equity compensation reserve	Retained earnings	Equity attributable to shareholders of Aviva plc	Direct capital instrument	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January	641	200	1,189	3,271	0	(331)	194	979	78	73	5,194	11,488	990	1,267	13,745

Profit for the year	-	-	-	-	-	-	-	-	-	-	1,320	1,320	-	178	1,498
Other comprehensive income	-	-	-	-	-	763	23	(160)	(141)	-	319	804	-	101	905
Total comprehensive income for the year	-	-	-	-	-	763	23	(160)	(141)	-	1,639	2,124	-	279	2,403
Owner-occupied properties – Fair value gains transferred to retained earnings on disposals	-	-	-	-	-	-	(25)	-	-	-	25	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(871)	(871)	-	-	(871)
Issues of share capital	4	-	44	-	-	-	-	-	-	-	-	48	-	-	48
Shares issued in lieu of dividends	10	-	(10)	-	-	-	-	-	-	-	301	301	-	-	301
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(66)	(66)
Minority interests in acquired subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	315	315
Shares acquired by employee trusts	-	-	-	-	(10)					-	-	(10)	-	-	(10)
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	50	-	50	-	-	50
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(34)	34	-	-	-	-
Aggregate tax effect – shareholder tax	-	-	-	-	-	-	-	-	-	-	16	16	-	-	16

Balance at 31 December	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,338	13,146	990	1,795	15,931

Consolidated statement of changes in equity
For the year ended 31 December 2006

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Currency translation reserve	Owner-occupied properties reserve	Investment valuation reserve	Hedging instruments reserve	Equity compensation reserve	Retained earnings	Equity attributable to shareholders of Aviva plc	Direct capital instrument	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January	599	200	1,167	3,271	55	179	844	19	43	2,675	9,052	990	985	11,027

Profit for the year	-	-	-	-	-	-	-	-	-	2,249	2,249	-	151	2,400
Other comprehensive income	-	-	-	-	(386)	24	135	59	-	(85)	(253)	-	(18)	(271)
Total comprehensive income for the year	-	-	-	-	(386)	24	135	59	-	2,164	1,996	-	133	2,129
Owner-occupied properties – Fair value gains transferred to retained earnings on disposals	-	-	-	-	-	(9)	-	-	-	9	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	(762)	(762)	-	-	(762)
Issue of share capital for the acquisition of AmerUs	32	-	(11)	871	-	-	-	-	-	-	892	-	-	892
Other issues of share capital	3	-	40	-	-	-	-	-	-	-	43	-	-	43
Shares issued in lieu of dividends	7	-	(7)	-	-	-	-	-	-	203	203	-	-	203
Transfer on realisation	-	-	-	(871)						871	-	-	-	-
Capital contributions from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	397	397
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	(75)	(75)
Minority interests in acquired subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(173)	(173)
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	48	-	48	-	-	48
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	(18)	18	-	-	-	-
Aggregate tax effect – shareholder tax	-	-	-	-	-	-	-	-	-	16	16	-	-	16

Balance at 31 December	641	200	1,189	3,271	(331)	194	979	78	73	5,194	11,488	990	1,267	13,745

Consolidated statement of financial position
As at 31 December 2008

		2008	2007
	Note	£m	£m

Assets
Goodwill	M & 11	3,578	3,082
Acquired value of in-force business and intangible assets	M & 12	4,038	3,197
Interests in, and loans to, joint ventures	B & 13	1,737	2,576
Interests in, and loans to, associates	B & 14	1,246	1,206
Property and equipment	N & 15	964	942
Investment property	O & 16	14,426	15,391
Loans	T & 17	42,237	36,193
Financial investments	Q,R, & 19
Debt securities		150,398	121,511
Equity securities		43,351	58,829
Other investments		36,511	36,500
		230,260	216,840
Reinsurance assets	L & 36	7,894	8,054
Deferred tax assets	AA & 39b	2,642	590
Current tax assets	39a	622	376
Receivables and other financial assets	20	9,816	8,619
Deferred acquisition costs and other assets	U & 21	6,147	4,487
Prepayments and accrued income	21d	3,762	2,986
Cash and cash equivalents	W & 47d	23,643	15,659
Assets of operations classified as held for sale	AF & 2c	1,550	1,128
Total assets		354,562	321,326
Equity
Capital	AC
Ordinary share capital	23	664	655
Preference share capital	26	200	200
		864	855
Capital reserves
Share premium	23b	1,234	1,223
Merger reserve	C & 28	3,271	3,271
		4,505	4,494
Shares held by employee trusts	25	(33)	(10)
Other reserves	29	2,110	1,469
Retained earnings	30	3,806	6,338
Equity attributable to shareholders of Aviva plc		11,252	13,146
Direct capital instrument	27	990	990
Minority interests	31	2,204	1,795
Total equity		14,446	15,931
Liabilities
Gross insurance liabilities	J & 33	174,850	152,839
Gross liabilities for investment contracts	K & 34	107,559	98,244
Unallocated divisible surplus	J & 38	2,325	6,785
Net asset value attributable to unitholders	C	6,918	6,409
Provisions	Y, Z & 40	2,984	1,937
Deferred tax liabilities	AA & 39b	3,020	2,532
Current tax liabilities	39a	642	1,225
Borrowings	AB & 42	15,201	12,657
Payables and other financial liabilities	Q & 43	20,840	18,060
Other liabilities	44	4,556	3,765
Liabilities of operations classified as held for sale	AF & 2c	1,221	942
Total liabilities		340,116	305,395
Total equity and liabilities		354,562	321,326

Consolidated statement of cash flows
For the year ended 31 December 2008

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

		2008	2007	2006
	Note	£m	£m	£m
Cash flows from operating activities	47a
Cash-generated from operations		8,737	5,272	2,067
Tax paid		(642)	(801)	(595)
Net cash from operating activities		8,095	4,471	1,472
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	47b	(336)	(769)	(1,889)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	47c	353	283	616
Purchase of minority interest in subsidiary		(65)	–	–
New loans to joint ventures and associates		(182)	(126)	(113)
Repayment of loans to joint ventures and associates		52	159	9
Net repayment loans to joint ventures and associates	13a & 14a	(130)	33	(104)
Purchases of property and equipment	15	(216)	(227)	(295)
Proceeds on sale of property and equipment		59	93	156
Purchases of intangible assets	12	(60)	(48)	(58)
Net cash used in investing activities		(395)	(635)	(1,574)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs		20	48	935
Treasury shares purchased for employee trusts		(29)	(10)	–
New borrowings drawn down, net expenses		5,515	6,322	6,119
Repayment of borrowings		(5,217)	(6,000)	(5,218)
Net drawdown of borrowings	42e	298	322	901
Interest paid on borrowings		(1,537)	(1,208)	(825)
Preference dividends paid		(17)	(17)	(17)
Ordinary dividends paid		(732)	(500)	(490)
Coupon payments on direct capital instrument		(56)	(53)	(52)
Finance lease payments		(14)	(7)	(22)
Capital contributions from minority shareholders		36	307	304
Dividends paid to minority interests of subsidiaries		(106)	(66)	(75)
Non-trading cash flows between operations		–	–	–
Net cash from financing activities		(2,137)	(1,184)	659
Net increase in cash and cash equivalents		5,563	2,652	557
Cash and cash equivalents at 1 January		15,134	11,901	11,508
Effect of exchange rate changes on cash and cash equivalents		2,834	581	(164)
Cash and cash equivalents at 31 December		23,531	15,134	11,901

Of the total cash and cash equivalents, £493 million (2007:£96 million, 2006: £nil) was classified as held for sale (see note 2d).

Notes to the consolidated financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of €1 = £0.80 (2007: €1 = £0.68; 2006: €1 = £0.68) and £1 = US$1.85 (2007: £1= US$2.00; 2006: £1= US$1.84). Assets and liabilities have been translated at the year end rate of €1 = £0.97 (2007: €1 = £0.73; 2006: €1 = £0.67) and £1 = US$1.44 (2007: £1= US$1.99; 2006: £1= US$1.96).

Total foreign currency movements during 2008 resulted in a gain recognised in the income statement of £327 million (2007: £45 million gain; 2006: £99 million gain).

2 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed in Item 4, “Information on the Company – C. Organisational Structure”.

(a) Acquisitions

(i) VIVAS Health
On 15 May 2008, the Group’s Irish subsidiary, Hibernian Group plc, acquired a 70% holding in VIVAS Group Ltd. (VIVAS Health), an Irish health insurance company, for £26 million. Allied Irish Banks plc (AIB) will continue to hold the remaining 30% equity, further strengthening AIB and Hibernian’s existing relationship. The company has been re-branded as Hibernian Aviva Health. Its health insurance products will be distributed through Hibernian and AIB’s distribution channels, including Hibernian Aviva Health’s existing direct and non-direct channels.

The acquisition of this shareholding has given rise to goodwill on acquisition of £22 million, calculated as follows:

Purchase cost:	£m

Cash paid	25
Attributable costs	1
Total consideration	26

The estimated book and fair values of the assets and liabilities at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Reinsurance assets	30	–	30
Cash and cash equivalents	27	–	27
Receivables and financial assets	32	–	32
Other assets	2	–	2
Total assets	91	–	91
Liabilities
Insurance liabilities	(49)	–	(49)
Payables and other financial liabilities	(35)	–	(35)
Other liabilities	(1)	–	(1)
Total liabilities	(85)	–	(85)
Total net assets	6	–	6
Net assets acquired (70%)			4
Goodwill arising on acquisition of this holding			22

The assets and liabilities as at the acquisition date in the table above are stated at their provisional fair values and may be amended in 2009 in accordance with paragraph 62 of IFRS 3, Business Combinations. The residual goodwill represents future cost and revenue synergies from integration with the Hibernian Group.

The results of VIVAS Health have been included in the consolidated financial statements of the Group with effect from 15 May 2008, and have contributed £25 million to consolidated revenues and £5 million profit to the consolidated loss before tax in the year of acquisition.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(ii) UBI Vita
On 18 June 2008, the Group acquired 50% plus one share in UBI Assicurazioni Vita SpA (UBI Vita), an Italian life insurance company, from Unione di Banche Italiane Scpa (UBI Banca), for a consideration of £52 million. UBI Vita distributes life insurance products through a bancassurance agreement with Banca Popolare di Ancona and other channels.

The acquisition of this shareholding has given rise to goodwill on acquisition of £10 million, calculated as follows:

Purchase cost:	£m

Cash paid	51
Attributable costs	1
Total consideration	52

The estimated book and fair values of the assets and liabilities at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Intangible assets	–	41	41
Reinsurance assets	130	–	130
Prepayments and accrued income	20	–	20
Cash and cash equivalents	8	–	8
Debt securities	1,803	(74)	1,729
Other investments	407	–	407
Property and equipment	17	1	18
Receivables and other financial assets	45	–	45
Other assets	2	2	4
Total assets	2,432	(30)	2,402
Liabilities
Insurance liabilities	(2,267)	67	(2,200)
Borrowings	(31)	–	(31)
Payables and other financial liabilities	(56)	–	(56)
Other liabilities	(12)	(18)	(30)
Total liabilities	(2,366)	49	(2,317)
Total net assets	66	19	85
Net assets acquired (50%)			42
Goodwill arising on acquisition of this holding			10

The assets and liabilities as at the acquisition date in the table above are stated at their provisional fair values and may be amended in 2009 in accordance with paragraph 62 of IFRS 3, Business Combinations. The residual goodwill represents expected future revenue and cost synergies.

The results of UBI Vita have been included in the consolidated financial statements of the Group with effect from 18 June 2008, and have contributed £79 million to consolidated revenues and £2 million loss to the consolidated loss before tax in the year of acquisition.

(iii) Swiss Life Belgium

On 30 June 2008, the Group acquired 100% of the shares in Swiss Life Belgium, a multi-line insurer, from SNS REAAL for £112 million. By combining Swiss Life Belgium with our Belgian insurance operation, managed through our Dutch subsidiary Delta Lloyd, the Group will further strengthen its position in the Belgian life insurance market.

The acquisition of this shareholding has given rise to goodwill on acquisition of £48 million, calculated as follows:

Purchase cost:	£m
Cash paid	112
Attributable costs	–
Total consideration	112

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The estimated book and fair values of the assets and liabilities at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Acquired value of in-force business on insurance contracts	–	17	17
Reinsurance assets	28	–	28
Prepayments and accrued income	33	–	33
Cash and cash equivalents	60	–	60
Equity securities	464	–	464
Debt securities	1,735	–	1,735
Property and equipment	19	–	19
Investment property	80	–	80
Loans	21	–	21
Receivables and other financial assets	46	–	46
Other assets	19	–	19
Total assets	2,505	17	2,522
Liabilities
Insurance liabilities	(1,635)	92	(1,543)
Liabilities for investment contracts	(818)	52	(766)
Borrowings	(49)	–	(49)
Payables and other financial liabilities	(41)	–	(41)
Other liabilities	(59)	–	(59)
Total liabilities	(2,602)	144	(2,458)
Total net assets	(97)	161	64
Net assets acquired (100%)			64
Goodwill arising on acquisition			48

The assets and liabilities as at the acquisition date in the table above are stated at their provisional fair values and may be amended in 2009 in accordance with paragraph 62 of IFRS 3, Business Combinations. The residual goodwill represents cost and revenue synergies from integrating the business with our existing Belgian operations.

The results of Swiss Life Belgium have been included in the consolidated financial statements of the Group with effect from 30 June 2008, and have contributed £158 million to consolidated revenues and £35 million loss to the consolidated loss before tax in the year of acquisition.

(iv) Erasmus Group

On 26 March 2007, the Group’s Dutch subsidiary, Delta Lloyd, acquired 100% of the shares in Erasmus Groep BV (“Erasmus”) in the Netherlands. Erasmus writes both general insurance and long-term business, and the acquisition has further strengthened Delta Lloyd’s position in the Dutch insurance market.

The Erasmus acquisition has not given rise to any goodwill on acquisition. The relevant calculation is as follows:

Purchase cost:

£m
Cash paid	53
Attributable costs	1
Total consideration	54

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The assets and liabilities at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets Acquired value of in-force business on insurance contracts	–	6	6
Intangible assets	2	18	20
Investments	411	5	416
Loans	204	16	220
Reinsurance assets	33	–	33
Receivables and other financial assets	22	–	22
Prepayments and accrued income	13	–	13
Cash and cash equivalents	35	–	35
Other assets	31	1	32
Total assets	751	46	797
Liabilities Gross insurance liabilities	(674)	(20)	(694)
Borrowings	(15)	–	(15)
Provisions	(4)	(6)	(10)
Tax liabilities	(1)	(3)	(4)
Other liabilities	(20)	–	(20)
Total liabilities	(714)	(29)	(743)
Total net assets acquired	37	17	54
Goodwill arising on acquisition			–

The value of Erasmus’s distribution channels has been identified as a separate intangible asset and valued by an independent third party at £ 8 million, using estimated post-tax cash flows and discount rates. It has been assessed as having a life of 20 years and is being amortised on a straight-line basis over that period. As permitted by IFRS 4, Insurance Contracts, an intangible asset of £12 million has also been recognised for the impact of discounting the non-life insurance liabilities, to bring them to fair value. This intangible asset will be amortised over the life of the relevant non-life insurance contracts.

The results of Erasmus have been included in the consolidated financial statements of the Group with effect from 26 March 2007, and contributed £78 million to consolidated revenues and £5 million to the consolidated profit before tax in the year of acquisition.

(v) Bancassurance partnership with Cajamurcia

On 6 June 2007, the Group announced that it had entered into a long-term bancassurance agreement with Spanish savings bank Caja de Ahorros de Murcia (Cajamurcia) that will enhance the Group’s leading position in the Spanish life market. Cajamurcia will provide exclusive access to its network of branches to Caja Murcia Vida y Pensiones, de Seguros y Reaseguros SA (Cajamurcia Vida), the newly-created life insurance company jointly-owned by the Group and Cajamurcia, to sell insurance and pension products. Regulatory approval to write new business was received on 21 November 2007 and the new company began trading on 30 November 2007.

On signing the agreement, the Group acquired 5% of the share capital of Cajamurcia Vida and Cajamurcia granted the Group a call option over a further 45% of the shares in this company which may be exercised in the two month period following the first anniversary of the agreement being signed.

The Group paid £8 million for the initial 5% holding on completion on 6 June 2007. From 6 June 2007 the Group has had the power to control the financial and operating policies of Cajamurcia Vida through having the majority vote at meetings of the company’s board of directors. We have therefore consolidated its results and statement of financial position since that date.

On 27 March 2008, the Group exercised this option and acquired 45% of the shares for £81 million. The fair value of the net assets of the company at the date the option was exercised was £176 million, and the acquisition of the additional shareholding gave rise to additional goodwill of £3 million.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The acquisition of the initial 5% shareholding has given rise to goodwill on acquisition of £2 million, calculated as follows:

Purchase cost:

£m
Cash paid	8
Attributable costs	1
Total consideration	9
The book and fair values of the assets and liabilities at the date of acquisition were:
£m
Assets Intangible assets	202
Other assets	–
Total assets	202
Liabilities Deferred tax on acquired assets	(60)
Total liabilities	(60)
Total net assets	142
Net assets acquired (initial 5% share)	7
Goodwill arising at 6 June 2007 on acquisition of this holding	2

The value of the agreement to distribute through Cajamurcia’s branch network has been identified as a separate intangible asset with a value of £202 million, using estimated post-tax cash flows and discount rates.

As noted above, the results of Cajamurcia Vida have been included in the consolidated financial statements of the Group and contributed  £1 million to consolidated revenues and  £ nil to the consolidated profit before tax in the financial year-ended 31 December 2007 from the date it began trading on 30 November 2007.

(vi) Italian transactions with Banco Popolare

During the year, the Group’s Italian holding company has entered into three sets of transactions with an Italian bank, Banco Popolare Societa Cooperativa (Banco Popolare). Details of these transactions are as follows:

(a) Petunia and Banca Network

On 18 September 2007, the Group made a capital contribution of £19 million to Petunia SpA (Petunia), an investment holding company, previously held as a financial investment. The Group’s holding in Petunia has increased to 40.62% but, as the Group has 51% of voting rights and management control, the Group has consolidated this company as a subsidiary. The total capitalisation of the company at this date was £47 million, which was used to purchase a 49.75% stake in Banca Bipielle Network SpA, an Italian distribution network, from Banco Popolare on 26 September 2008. The acquired company has since been renamed Banca Network Investimenti SpA (Banca Network).

The Group does not have management control of Banca Network and so accounts for it as an investment in an associate. The total consideration was £49 million, comprising cash consideration of £46 million and contingent consideration of £3 million (representing the present value of future expected performance-related consideration). The fair value of the Group’s share of Banca Network’s identifiable net assets at the date of acquisition was £27 million. The residual goodwill of £22 million has been included in the carrying value of the investment in associate (see note 14).

(b) Area Life

On 26 September 2007, the Group acquired a 55% stake in Area Life International Assurance Limited (Area Life), a life assurance company based in Ireland, selling exclusively to Italian residents, from Banco Popolare for £7 million.

This acquisition has not given rise to any goodwill on acquisition. The relevant calculation is as follows:

Purchase cost:

£m
Cash paid	7
Total consideration	7

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The assets and liabilities at the date of acquisition were:

	Book Value £m	Fair value and accounting policy adjustments £m	Fair Value £m
Assets
Acquired value of in-force business on insurance contracts	–	20	20
Investments	284	–	284
Reinsurance assets	20	–	20
Cash and cash equivalents	12	–	12
Other assets	4	–	4
Total assets	320	20	340
Liabilities
Gross insurance liabilities	(278)	(14)	(292)
Deferred tax liability	(5)	(1)	(6)
Payables and other financial liabilities	(26)	–	(26)
Other liabilities	(3)	–	(3)
Total liabilities	(312)	(15)	(327)
Total net assets	8	5	13
Net assets acquired (55%)	4	3	7
Goodwill arising on acquisition			–

The results of Petunia, Banca Network and Area Life have been included in the consolidated financial statements of the Group with effect from 26 September 2007, and contributed £6 million to consolidated revenues and £ nil to the consolidated profit before tax in the year of acquisition.

(vii) Bancassurance agreement via Avipop Assicurazioni

On 14 December 2007, the Group entered a long-term bancassurance partnership in protection and non-life insurance with Banco Popolare that will further strengthen the Group’s bancassurance presence in Italy and creates a new opportunity in the fast-growing protection sector.

The Group paid £184 million to secure the long-term bancassurance agreement with Banco Popolare and to acquire 50% plus one share of Avipop Assicurazioni SpA (Avipop Assicurazioni), a non-life subsidiary of the bank. Life protection business will be written in a subsidiary of Avipop Assicurazioni, which will begin trading later in 2008, subject to regulatory approval. The Group has the majority of the voting rights and management control of Avipop Assicurazioni and has therefore fully consolidated it as a subsidiary.

The acquisition of Avipop Assicurazioni has given rise to goodwill on acquisition of £52 million, calculated as follows:

Purchase cost:

£m
Cash paid	184
Attributable costs	4
Total consideration	188

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The assets and liabilities of the company at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets Intangible assets	–	386	386
Investments	9	–	9
Other assets	3	–	3
Total assets	12	386	398
Liabilities Gross insurance liabilities	(1)	–	(1)
Deferred tax liability	–	(125)	(125)
Other liabilities	(1)	–	(1)
Total liabilities	(2)	(125)	(127)
Total net assets	10	261	271
Net assets acquired (50%)			136
Goodwill arising on acquisition			52

The value of the agreement to distribute through Banco Popolare’s branch network has been identified as a separate intangible asset and has been valued by an independent third party at £386 million (100% share), using estimated post-tax cash flows and discount rates. The intangible asset has been assessed as having an indefinite useful life, subject to annual tests for impairment. The distribution agreement is initially for ten years, with five year automatic renewal periods. It is expected to be renewed indefinitely, due to the unfavourable terms of the put option for failure to renew.

The residual goodwill represents the impact of recognising a deferred tax liability on the intangible asset.

The results of Avipop Assicurazioni have been included in the consolidated financial statements of the Group with effect from 27 December 2007, and contributed £nil million to consolidated revenues and £2 million to the consolidated profit before tax in the year of acquisition.

(viii) Cyrte Investments

On 27 September 2007, the Group acquired an 85% stake in Cyrte Investments BV (Cyrte Investments), a Dutch fund management company, for £37 million. The net assets of Cyrte Investments at the date of acquisition were £nil, giving rise to residual goodwill of £37 million.

The residual goodwill represents the value of the company’s workforce and a premium paid for the investment concepts developed in the company, based on Cyrte’s expertise in the telecommunications, media and technology sectors. No material intangible assets were identified.

The results of Cyrte Investments have been included in the consolidated financial statements of the Group with effect from 27 September 2007, and contributed £4 million to consolidated revenues and £2 million to the consolidated profit before tax in the year of acquisition.

The Group has also invested £209 million in three funds, managed by Cyrte Investments, giving it an ownership interest in the three funds of between 13% and 18%. These funds have been accounted for as investments in associates, as Cyrte Investments is the general partner of the funds and the Group’s holding gives it significant influence on the investment committee, the management board of the funds. The Group’s investment of £209 million has been included in interests in associates in note 14.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(ix) Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited

On 1 November 2007, the Group completed the acquisition of Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited (the Hamilton companies) from HFC Bank Limited, a subsidiary of HSBC Finance Corporation. In addition, the Group’s UK general insurance businesses signed a number of five-year agreements to underwrite creditor business for HFC Bank and some of its subsidiaries, and to provide home, protection and travel insurance products to 10.2 million of HSBC Bank’s UK customers.

The acquisition of Hamilton Insurance Company Limited has given rise to goodwill on acquisition of £2 million, calculated as follows:

Purchase cost:
£m
Cash paid	55
Attributable costs	2
Total consideration	57

The book and fair values of the assets and liabilities at the date of acquisition were:
£m
Assets Investments	68
Reinsurance assets	24
Cash and cash equivalents	25
Other assets	24
Total assets	141
Liabilities Gross insurance liabilities	(67)
Other liabilities	(19)
Total liabilities	(86)
Total net assets acquired	55
Goodwill arising on acquisition	2

The acquisition of Hamilton Life Assurance Company Limited (Hamilton Life) has given rise to goodwill on acquisition of £21 million, calculated as follows:

Purchase cost:
£m
Cash paid	44
Attributable costs	1
Total consideration	45

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

The assets and liabilities at the date of acquisition were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets Acquired value of in-force business on investment contracts	–	3	3
Investments	122	–	122
Other assets	5	–	5
Total assets	127	3	130
Liabilities Gross insurance liabilities	(34)	–	(34)
Investment contract liabilities	(68)	–	(68)
Other liabilities	(4)	–	(4)
Total liabilities	(106)	–	(106)
Total net assets acquired	21	3	24
Goodwill arising on acquisition			21

Included in the consideration paid and goodwill arising on the Hamilton Life acquisition is £20 million in respect of unrecognised deferred tax assets, which the Group may be able to utilise in future years but cannot recognise now.

The results of the Hamilton companies have been included in the consolidated financial statements of the Group with effect from 1 November 2008, and contributed £3 million to consolidated revenues and £1 million to the consolidated profit before tax in the year of acquisition.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(x) Summary of material acquisitions described above

	2008 £m	2007 £m
Assets
Acquired value of in-force business and intangible assets	58	637
Property and equipment	37	–
Investment property	80	–
Financial investments	4,335	899
Loans	21	220
Reinsurance assets	188	77
Receivables and other financial assets	123	22
Prepayments and accrued income	53	13
Cash and cash equivalents	95	72
Other assets	25	68
Total assets	5,015	2,008
Liabilities
Gross insurance liabilities	(3,792)	(1,088)
Investment contract liabilities	(766)	(68)
Borrowings	(80)	(15)
Provisions	–	(10)
Tax liabilities	–	(195)
Payables and other financial liabilities	(132)	(26)
Other liabilities	(90)	(47)
Total liabilities	(4,860)	(1,449)
Net assets acquired	155	559
Less: Minority interests	(45)	(276)
Share of net assets acquired	110	283
Cash paid	188	388
Attributable costs	2	9
Total consideration	190	397
Goodwill arising on material acquisitions above	80	114
Addition to existing shareholding in Cajamurcia	3	–
Other goodwill arising	23	1
Total goodwill arising in the year (see note 11a)	106	115

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(xi) Unaudited pro forma combined revenues and profit
Shown below are unaudited pro forma figures for combined revenues and profit as though the acquisition date for all business combinations effected during the year had been 1 January 2008, after giving effect to purchase accounting adjustments and the elimination of intercompany transactions. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at 1 January 2008, nor is it necessarily indicative of future results.

	2008 £m	2007 £m
Revenues (net earned premiums and fee income)	36,620	31,390
Loss before tax attributable to shareholders	(1,388)	1,678

£32 million of the above pre-tax loss has arisen since acquisition (2007: £17 million gain).

(b) Disposal of subsidiaries, joint ventures and associates

The profit on the disposal of subsidiaries, joint ventures and associates comprises:

	2008	2007	2006
	£m	£m	£m
United Kingdom (see (i) below)	(38)	(7)	69
Turkey	–	71	–
Ireland	–	–	86
France	–	–	79
Offshore operations (see (iii) below)	14	–	–
Other small operations	31	(15)	(12)
Profit on disposal before tax	7	49	222
Tax on profit/(loss) on disposal	–	3	13
Profit on disposal after tax	7	52	235

(i) UK non-core operations
As part of its strategy to exit certain UK non-core operations, the Group completed the disposals of HPI Limited to Solera Holdings Inc. and RAC Autowindscreens Limited to Arques Management GmbH in December 2008. The loss on disposal of these wholly-owned subsidiaries was £38 million, calculated as follows:

2008
£m
Assets
Goodwill and intangible assets	99
Investments and property and equipment	10
Deferred acquisition costs and other assets	9
Receivables and other financial assets	25
Cash and cash equivalents	37
Total assets	180
Liabilities
Payables and other financial liabilities	(20)
Other liabilities	(28)
Tax liabilities and other provisions	(17)
Total liabilities	(65)
Net assets disposed of	115
Consideration:
Cash consideration	67
Non-cash consideration	15
Less: transaction costs	(5)
Total consideration	77
Loss on disposal	(38)

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(ii) Luxembourg life operations
On 5 November 2008, the Group’s Dutch subsidiary, Delta Lloyd NV, exchanged its 100% holding in Commercial Union International Life SA (CUIL) for a 15% shareholding in NewPEL SA, a Luxembourg-registered investment company. No profit or loss was realised on disposal.

The assets and liabilities of CUIL at the date of disposal were:

2008
£m
Assets
Intangible assets	5
Investments	373
Cash and cash equivalents	5
Other assets	16
Total assets	399
Liabilities
Liability for investment contracts	(372)
Borrowings	(3)
Other liabilities	(10)
Total liabilities	(385)
Net assets disposed of	14
Consideration:
Non-cash consideration	14
Profit on disposal	–

(iii) Offshore operations
On 11 July 2008, the Group sold its offshore operations, administered through Aviva Global Services Singapore Pte Ltd (AGS), to WNS (Holdings) Limited (WNS). As part of this agreement, we have entered into a master services agreement with WNS, who will provide business process services to the Group’s UK, Irish and Canadian businesses through to 2016. The consideration for the shares in AGS was £35 million and the relevant net assets at the disposal date were £21 million, giving rise to a profit on disposal of £14 million.

(iv) Disposals during 2007
In June 2007, the Group sold its holdings in The British Aviation Insurance Company Limited to Berkshire Hathaway for £15 million, resulting in a loss on disposal of £7 million.

(v) Disposals during 2006
During 2006, the Group completed the disposal of the Manufacturer Support Services (MSS) and Lex Vehicle Leasing (LVL) divisions, which had been acquired as part of the RAC Group in 2005. Total proceeds of the sale were £358 million and net assets disposed of £310 million, giving rise to a profit of £58 million after tax and pension curtailment gain are taken into account. Other UK disposals during 2006, giving rise to a profit on disposal of £11 million, are not considered material for further disclosure.

On 27 January 2006, Hibernian Life Holdings Limited, part of our operations in Ireland, acquired all the shares of Ark Life Assurance Company Limited (Ark Life) from Allied Irish Banks plc (AIB) in exchange for a 24.99% stake in the enlarged HLH and a balancing cash payment of €196 million (£134 million). The transaction was accounted for as the acquisition of 75.01% of Ark Life and the disposal of 24.99% of HLH. The realised gain on disposal of the Group’s 24.99% interest in HLH was £86 million.

In July 2006, our French operation, Aviva France, sold its holding in ProCapital SA, an online brokerage company, to Credit Mutuel for £98 million. The sale resulted in a profit on disposal of £79 million.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(c) Operations and assets classified as held for sale

Assets held for sale as at 31 December 2008 comprise:

	2008 £m	2007 £m
Property and equipment held for sale (see (i) below)	102	–
Assets of operations classified as held for sale (see (ii) below)	1,448	1,128
Total assets classified as held for sale	1,550	1,128

(i) Property and equipment held for sale
As part of its restructuring, the UK data centres, presently owned and managed by Norwich Union Central Services Limited, have been classified as held for sale at 31 December 2008 at their fair value of £102 million. In remeasuring the data centres at fair value, an impairment charge of £44 million has been recognised in the income statement within integration and restructuring costs. The data centres were sold on 25 February 2009 at their fair value above.

(ii) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2008 relate to our Dutch health insurance business and certain UK non-core operations, and were as follows:

	2008	2007
	£m	£m
Goodwill and intangible assets	14	–
Investments and property and equipment	396	316
Receivables and other financial assets	386	554
Deferred acquisition costs and other assets	1	–
Prepayments and accrued income	158	145
Tax assets	–	17
Cash and cash equivalents	493	96
Total assets	1,448	1,128
Gross insurance liabilities	(709)	(627)
Borrowings	–	(12)
Payables and financial liabilities	(22)	(72)
Other liabilities	(478)	(220)
Tax liabilities and other provisions	(12)	(11)
Total liabilities	(1,221)	(942)
Net assets	227	186

The 2007 figures relate to our Dutch health insurance business.

(iii) Dutch health insurance business
On 16 July 2007, the Group announced that its Dutch subsidiary, Delta Lloyd Group (“DL”), had reached an agreement to sell its health insurance business to OWM CZ Groep Zorgverkeraar UA (“CZ”), a mutual health insurer, and create a long-term alliance for the cross-selling of insurance products. Under the terms of the agreement, CZ will purchase the DL health insurance business and take on its underwriting risk and policy administration. DL will continue to market and distribute health insurance products from CZ to its existing customers and continue to provide asset management for the transferred business. DL will also have exclusive rights to market life, general insurance and income protection products to CZ’s customers. The transaction completed on 1 January 2009.

The relevant assets and liabilities of the DL health insurance business have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 31 December 2008.

(iv) UK non-core operations
In 2008, the Group decided to sell, and was actively marketing, certain companies as part of its strategy to exit certain UK non-core operations. As at 31 December 2008, The British School of Motoring Limited and its subsidiaries had yet to be sold and, as a result, their relevant assets and liabilities have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 31 December 2008. On 11 February 2009, these companies were sold to Arques Consulting GmbH, realising a loss on disposal of £9 million which has been provided for within exceptional items in these financial statements.

Notes to the consolidated financial statements continued

2 – Subsidiaries continued

(d) Other information
One of the Group’s subsidiaries, Delta Lloyd NV, is subject to the provisions of Dutch corporate law and particularly the Dutch “structure company” regime. Under this regime, Delta Lloyd operates under a Supervisory Board which has a duty to have regard to the interests of a wide variety of stakeholders. The Supervisory Board includes two Aviva Group representatives and is responsible for advising and supervising Delta Lloyd’s Executive Board. The shareholder is one of the most important stakeholders to whom the Supervisory Board has a duty.

Dutch Law changed in October 2004 to ensure that Supervisory Board directors in Dutch companies were henceforth to be elected by a company’s shareholders voting on nominations made by its Supervisory Board and the Works Council. Under the previous system, Supervisory Board directors appointed their own successors. In 2006, Delta Lloyd commenced proceedings against Aviva plc to try to compel the Company to adhere to the system that existed prior to the change in the law, on the basis of agreements they say were entered into in 1973 when the Group acquired Delta Lloyd. The Company disputes these claims and does not expect the litigation, whatever its outcome, to have any adverse effect on the financial or operational performance of Delta Lloyd or the Group. The court gave a judgement in 2008, requiring Aviva to adhere to the previous system of appointment, which Aviva is appealing.

3 – Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments – UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the group reinsurance result and the results of run off business.

Europe
Activities reported in the Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, the Netherlands, Ireland, Italy, Poland and Spain, and general insurance in France, the Netherlands, Ireland and Italy.

North America
Our activities in North America principally comprise our long-term business operations in the USA and general insurance business operation in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in Australia, China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, and South Korea.

Aviva Investors
Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the United States and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the Europe operating segment.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in “Other Group activities”. Similarly, central core structural borrowings and certain tax balances are included in “Other Group activities” in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(i) Segmental income statement for the year ended 31 December 2008

	United Kingdom			North		Aviva	Other Group
	Life £m	GI# £m	Europe £m	America £m	Asia Pacific £m	Investors† £m	activities £m	Total £m
Gross written premiums	8,108	5,496	15,529	6,486	587	–	–	36,206
Premiums ceded to reinsurers	(612)	(498)	(442)	(214)	(75)	–	–	(1,841)
Internal reinsurance revenue	–	26	(21)	(4)	(1)	–	–	–
Net written premiums	7,496	5,024	15,066	6,268	511	–	–	34,365
Net change in provision for nearned premiums	6	344	(21)	(50)	(2)	–	–	277
Net earned premiums	7,502	5,368	15,045	6,218	509	–	–	34,642
Fee and commission income	310	362	711	40	168	294	–	1,885
	7,812	5,730	15,756	6,258	677	294	–	36,527
Net investment income	(8,844)	326	(6,168)	444	(626)	(407)	(768)	(16,043)
Inter-segment revenue	–	–	–	–	–	203	–	203
Share of loss of joint ventures and associates	(1,058)	–	(38)	–	(32)	–	–	(1,128)
Profit on the disposal of subsidiaries and associates	–	(38)	24	–	–	–	21	7
Segmental income*	(2,090)	6,018	9,574	6,702	19	90	(747)	19,566
Claims and benefits paid, net of recoveries from reinsurers	(8,620)	(3,944)	(13,411)	(2,912)	(464)	–	(2)	(29,353)
Change in insurance liabilities, net of reinsurance	2,674	280	3,409	(2,774)	296	–	–	3,885
Change in investment contract provisions	7,240	–	2,765	(126)	401	349	–	10,629
Change in unallocated divisible surplus	2,151	–	2,331	–	–	–	–	4,482
Amortisation of deferred acquisition costs and acquired value of in-force business	–	–	(44)	(285)	(4)	–	–	(333)
Depreciation and other amortisation expense	(70)	(108)	(120)	(51)	(5)	(5)	–	(359)
Other operating expenses	(1,787)	(2,599)	(2,970)	(633)	(296)	(362)	552	(8,095)
Impairment losses**	–	(26)	(814)	(200)	–	–	–	(1,040)
Inter-segment expenses	(137)	(2)	(18)	(42)	(3)	–	(1)	(203)
Finance costs	(541)	(10)	(703)	(17)	–	–	(276)	(1,547)
Segmental expenses	910	(6,409)	(9,575)	(7,040)	(75)	(18)	273	(21,934)
(Loss)/profit before tax	(1,180)	(391)	(1)	(338)	(56)	72	(474)	(2,368)
Tax attributable to policyholders’ returns	1,031	–	49	–	(12)	–	–	1,068
(Loss)/profit before tax attributable to shareholders	(149)	(391)	48	(338)	(68)	72	(474)	(1,300)

*    Total reported income, excluding inter-segment revenue, is split United Kingdom £3,928 million, France £1,005 million, Netherlands £6,759 million, USA £4,954 million and Rest of the World £2,717 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £830 million and £nil.

†    Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.

#    United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

3– Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2007

	United Kingdom			North	Asia	Aviva	Other Group
	Life £m	GI# £m	Europe £m	America £m	Pacific £m	Investors† £m	activities £m	Total £m
Gross written premiums	6,128	6,039	13,538	4,628	658	–	–	30,991
Premiums ceded to reinsurers	(444)	(577)	(388)	(195)	(54)	–	–	(1,658)
Internal reinsurance revenue	–	28	(19)	(7)	(2)	–	–	–
Net written premiums	5,684	5,490	13,131	4,426	602	–	–	29,333
Net change in provision for unearned premiums	(18)	60	(22)	(40)	(1)	–	–	(21)
Net earned premiums	5,666	5,550	13,109	4,386	601	–	–	29,312
Fee and commission income	246	385	638	30	168	299	(6)	1,760
	5,912	5,935	13,747	4,416	769	299	(6)	31,072
Net investment income	5,186	699	2,761	875	286	(15)	(103)	9,689
Inter-segment revenue	–	–	–	–	–	199	–	199
Share of profit/(loss) of joint ventures and associates	(304)	3	6	–	(9)	–	–	(304)
Profit/(loss) on the disposal of subsidiaries and associates	–	(7)	(5)	–	–	–	61	49
Segmental income*	10,794	6,630	16,509	5,291	1,046	483	(48)	40,705
Claims and benefits paid, net of recoveries from reinsurers	(9,000)	(4,064)	(11,192)	(2,486)	(377)	–	(2)	(27,121)
Change in insurance liabilities, net of reinsurance	(729)	417	(949)	(1,920)	(327)	–	–	(3,508)
Change in investment contract provisions	(694)	–	(1,091)	(153)	(35)	(45)	–	(2,018)
Change in unallocated divisible surplus	1,882	–	1,040	–	–	–	–	2,922
Amortisation of deferred acquisition costs and acquired value of in-force business	–	–	(35)	(122)	(3)	–	–	(160)
Depreciation and other amortisation expense	(24)	(104)	(53)	(45)	(6)	(17)	–	(249)
Other operating expenses	(1,110)	(2,723)	(2,318)	(545)	(251)	(289)	(15)	(7,251)
Impairment losses**	–	–	(50)	(7)	–	–	–	(57)
Inter-segment expenses	(141)	(4)	(18)	(32)	(3)	–	(1)	(199)
Finance costs	(405)	(10)	(527)	(19)	–	–	(256)	(1,217)
Segmental expenses	(10,221)	(6,488)	(15,193)	(5,329)	(1,002)	(351)	(274)	(38,858)
Profit/(loss) before tax	573	142	1,316	(38)	44	132	(322)	1,847
Tax attributable to policyholders’ returns	(9)	–	6	–	(9)	(3)	–	(15)
Profit/(loss) before tax attributable to shareholders	564	142	1,322	(38)	35	129	(322)	1,832

*    Total reported income, excluding inter-segment revenue, is split United Kingdom £17,424 million, France £5,731 million, Netherlands £5,922 million, USA £3,777 million and Rest of the World £7,853 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil and £1 million.

†    Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.

#    United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2006

	United Kingdom			North		Aviva	Other Group
	Life £m	GI# £m	Europe £m	America £m	Asia Pacific £m	Investors† £m	Activities £m	Total £m
Gross written premiums	6,153	6,126	13,449	2,423	584	–	–	28,735
Premiums ceded to reinsurers	(496)	(509)	(364)	(89)	(43)	–	–	(1,501)
Internal reinsurance revenue	-	25	(10)	(14)	(1)	–	–	–
Net written premiums	5,657	5,642	13,075	2,320	540	–	–	27,234
Net change in provision for unearned premiums	(26)	138	(22)	(9)	(2)	–	14	93
Net earned premiums	5,631	5,780	13,053	2,311	538	–	14	27,327
Fee and commission income	277	560	675	18	133	208	(1)	1,870
	5,908	6,340	13,728	2,329	671	208	13	29,197
Net investment income	8,526	879	4,789	513	368	338	495	15,908
Inter-segment revenue	–	–	–	–	–	132	–	132
Share of profit/(loss) of joint ventures and associates	462	15	16	–	(8)	–	–	485
Profit/(loss) on the disposal of subsidiaries and associates	(1)	65	181	3	–	–	(26)	222
Segmental income*	14,895	7,299	18,714	2,845	1,031	678	482	45,944
Insurance claims and benefits paid and change in insurance liabilities (net)	(8,431)	(3,375)	(11,635)	(2,026)	(550)	–	(21)	(26,038)
Investment contract claims and benefits paid and change in liabilities	(1,831)	–	(3,641)	(59)	(165)	(306)	–	(6,002)
Change in unallocated divisible surplus	(1,419)	–	861	–	–	–	–	(558)
Amortisation of deferred acquisition costs and acquired value of in-force business	(10)	–	(42)	(31)	(3)	–	–	(86)
Depreciation and other amortisation expense	(23)	(87)	(143)	(21)	(7)	(3)	(4)	(288)
Other operating expenses	(2,067)	(2,747)	(2,206)	(518)	(239)	(238)	(629)	(8,644)
Impairment losses **	–	–	3	4	–	–	(7)	–
Inter-segment expenses	(107)	(4)	(15)	(1)	(3)	–	(2)	(132)
Finance costs	(263)	(10)	(400)	(5)	–	(17)	(161)	(856)
Segmental expenses	(14,151)	(6,223)	(17,218)	(2,657)	(967)	(564)	(824)	(42,604)
Profit/(loss) before tax	744	1,076	1,496	188	64	114	(342)	3,340
Tax attributable to policyholders’ returns	(295)	–	(33)	–	(15)	(3)	–	(346)
Profit/(loss) before tax attributable to shareholders	449	1,076	1,463	188	49	111	(342)	2,994

*   Total reported income, excluding inter-segment revenue, is split United Kingdom £22,194 million, France £6,400 million, Netherlands £5,528 million, USA £1,315 million and Rest of the World £10,375 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil and £2 million.

†    Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.

#    United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(iv) Segmental statement of financial position as at 31 December 2008

	United Kingdom			North	Asia	Aviva	Other Group
	Life £m	GI £m	Europe £m	America £m	Pacific £m	Investors† £m	activities £m	Total £m
Goodwill	52	1,208	1,357	903	55	3	–	3,578
Acquired value of in-force business and intangible assets	65	265	1,470	2,196	28	14	–	4,038
Interests in, and loans to, joint ventures and associates	2,080	–	604	2	296	–	1	2,983
Property and equipment	123	173	519	106	32	10	1	964
Investment property	8,872	148	3,920	7	21	655	803	14,426
Loans	20,156	833	19,061	2,130	56	1	–	42,237
Financial investments	69,060	2,501	125,724	24,621	3,865	1,454	3,035	230,260
Deferred acquisition costs	1,221	994	1,080	2,626	40	3	1	5,965
Other assets	13,925	4,956	23,646	5,538	630	661	755	50,111
Total assets	115,554	11,078	177,381	38,129	5,023	2,801	4,596	354,562
Insurance liabilities
Long-term business and outstanding claims provisions	62,070	6,103	72,464	26,939	2,120	–	–	169,696
Unearned premiums	173	2,966	670	959	22	–	–	4,790
Other insurance liabilities	–	91	182	91	–	–	–	364
Liability for investment contracts	35,109	–	65,106	3,403	1,643	2,298	–	107,559
Unallocated divisible surplus	2,727	–	(405)	–	3	–	–	2,325
Net asset value attributable to unitholders	986	–	3,304	–	175	–	2,453	6,918
External borrowings	2,716	11	6,970	163	–	–	5,341	15,201
Other liabilities, including inter-segment liabilities	8,164	(972)	18,635	4,041	190	324	2,881	33,263
Total liabilities	111,945	8,199	166,926	35,596	4,153	2,622	10,675	340,116
Total equity								14,446
Total equity and liabilities								354,562
Capital expenditure (excluding business combinations)	36	93	72	70	4	5	–	280

External borrowings by holding companies within the Group which are not allocated to operating companies are included in “Other Group activities”.

†    Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(v) Segmental statement of financial position as at 31 December 2007

	United Kingdom			North	Asia	Aviva	Other Group
	Life £m	GI £m	Europe £m	America £m	Pacific £m	Investors† £m	activities £m	Total £m
Goodwill	71	1,276	1,053	642	40	–	–	3,082
Acquired value of in-force business and intangible assets	65	349	1,164	1,579	28	12	–	3,197
Interests in, and loans to, joint ventures and associates	2,972	–	594	1	215	–	–	3,782
Property and equipment	177	317	374	28	37	7	2	942
Investment property	10,415	252	3,061	–	25	966	672	15,391
Loans	20,153	900	13,895	1,206	39	–	–	36,193
Financial investments	83,504	3,714	103,661	17,227	3,934	1,993	2,807	216,840
Deferred acquisition costs	1,477	1,188	782	828	42	4	–	4,321
Other assets	10,520	5,146	16,987	2,806	503	667	1,949	37,578
Total assets	129,354	13,142	140,571	24,317	4,863	3,649	5,430	321,326
Insurance liabilities
Long-term business and outstanding claims provisions	65,017	6,429	56,505	17,335	1,820	–	–	147,106
Unearned premiums	179	3,468	973	815	15	–	–	5,450
Other insurance liabilities	–	92	113	78	–	–	–	283
Liability for investment contracts	41,845	–	49,551	1,756	1,952	3,140	–	98,244
Unallocated divisible surplus	4,944	–	1,838	–	3	–	–	6,785
Net asset value attributable to unitholders	758	–	2,680	–	189	–	2,782	6,409
External borrowings	2,184	12	6,153	133	–	6	4,169	12,657
Other liabilities, including inter-segment liabilities	10,474	(320)	13,129	1,615	160	294	3,109	28,461
Total liabilities	125,401	9,681	130,942	21,732	4,139	3,440	10,060	305,395
Total equity								15,931
Total equity and liabilities								321,326
Capital expenditure (excluding business combinations)	30	140	106	10	5	6	2	299

(b) Further analysis by products and services
The Group’s results can be further analysed by products and services which comprise long-term business, fund management, general insurance and health, and non-insurance activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as the Lifetime mortgage business written in the UK.

Fund management
Our fund management business invests policyholders’ and shareholders’ funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Notes to the consolidated financial statements continued

3 – Segmental information continued

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small- and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

Non-insurance
Non-insurance includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(i) Segmental income statement – products and services for the year ended 31 December 2008

	Long-term business £m	Fund management £m	General Insurance and health** £m	Other† £m	Total £m
Gross written premiums*	24,272	–	11,934	–	36,206
Premiums ceded to reinsurers	(1,044)	–	(797)	–	(1,841)
Net written premiums	23,228	–	11,137	–	34,365
Net change in provision for unearned premiums	–	–	277	–	277
Net earned premiums	23,228	–	11,414	–	34,642
Fee and commission income	753	567	160	405	1,885
	23,981	567	11,574	405	36,527
Net investment (expense)/income	(16,671)	3	425	200	(16,043)
Inter-segment revenue	–	185	–	–	185
Share of loss of joint ventures and associates	(1,089)	(12)	(5)	(22)	(1,128)
Profit on the disposal of subsidiaries and associates	–	–	–	7	7
Segmental income	6,221	743	11,994	590	19,548
Segmental expenses	(7,532)	(662)	(12,100)	(1,622)	(21,916)
Tax attributable to policyholder returns	1,068	–	–	–	1,068
Profit/(loss) before tax attributable to shareholders	(243)	81	(106)	(1,032)	(1,300)

*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £89 million relates to property and liability insurance, £131 million to long-term business and the remainder health business.

**
General insurance and health business segment includes gross written premiums of £1,945 million and premiums ceded to other companies of £35 million relating to health business. The remaining business relates to property and liability insurance.

†
Other includes the RAC non-insurance operations, our banking business, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(ii) Segmental income statement – products and services for the year ended 31 December 2007

	Long-term business £m	Fund management £m	General insurance and health** £m	Other† £m	Total £m
Gross written premiums*	19,622	–	11,369	–	30,991
Premiums ceded to reinsurers	(858)	–	(800)	–	(1,658)
Net written premiums	18,764	–	10,569	–	29,333
Net change in provision for unearned premiums	–	–	(21)	–	(21)
Net earned premiums	18,764	–	10,548	–	29,312
Fee and commission income	692	494	179	395	1,760
	19,456	494	10,727	395	31,072
Net investment income	8,529	45	827	288	9,689
Inter-segment revenue	–	152	–	–	152
Share of (loss)/profit of joint ventures and associates	(297)	(9)	3	(1)	(304)
Profit/(loss) on the disposal of subsidiaries and associates	–	–	(7)	56	49
Segmental income	27,688	682	11,550	738	40,658
Segmental expenses	(26,139)	(521)	(10,843)	(1,308)	(38,811)
Tax attributable to policyholder returns	(15)	–	–	–	(15)
Profit before tax attributable to shareholders	1,534	161	707	(570)	1,832

*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £351 million, of which £219 million relates to property and liability insurance, £112 million to long-term business and the remainder health business.

**
General insurance and health business segment includes gross written premiums of £1,494 million and premiums ceded to other companies of £20 million relating to health business. The remaining business relates to property and liability insurance.

†
Other includes the RAC non-insurance operations, our banking business, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(iii) Segmental income statement – products and services for the year ended 31 December 2006

	Long-term business £m	Fund management £m	General insurance and health** £m	Other† £m	Total £m
Gross written premiums*	17,308	–	11,427	–	28,735
Premiums ceded to reinsurers	(776)	–	(725)	–	(1,501)
Net written premiums	16,532	–	10,702	–	27,234
Net change in provision for unearned premiums	–	–	93	–	93
Net earned premiums	16,532	–	10,795	–	27,327
Fee and commission income	704	452	172	542	1,870
	17,236	452	10,967	542	29,197
Net investment income	13,947	17	1,299	645	15,908
Inter-segment revenue	–	199	–	–	199
Share of (loss)/profit of joint ventures and associates	471	(7)	5	16	485
Profit/(loss) on the disposal of subsidiaries and associates	11	–	88	123	222
Segmental income	31,665	661	12,359	1,326	46,011
Segmental expenses	(29,620)	(507)	(10,533)	(2,011)	(42,671)
Tax attributable to policyholder returns	(346)	–	–	–	(346)
Profit before tax attributable to shareholders	1,699	154	1,826	(685)	2,994

*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £156 million, of which £46 million relates to property and liability insurance, £110 million to long-term business and the remainder health business.

**
General insurance and health business segment includes gross written premiums of £1,193 million and premiums ceded to other companies of £nil million relating to health business. The remaining business relates to property and liability insurance.

†
Other includes the RAC non-insurance operations, our banking business, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Notes to the consolidated financial statements continued

3 – Segmental information continued

(iv) Segmental statement of financial position – products and services as at 31 December 2008

	Long-term business £m	Fund management £m	General insurance and health £m	Other £m	Total £m
Segment assets	307,928	732	25,190	20,712	354,562
Segment liabilities	(291,347)	(392)	(19,552)	(28,825)	(340,116)
Net assets	16,581	340	5,638	(8,113)	14,446

(v) Segmental statement of financial position – products and services as at 31 December 2007

	Long-term business £m	Fund management £m	General insurance and health £m	Other £m	Total £m
Segment assets	280,375	1,871	24,341	14,739	321,326
Segment liabilities	(265,736)	(1,517)	(18,581)	(19,561)	(305,395)
Net assets	14,639	354	5,760	(4,822)	15,931

Notes to the consolidated financial statements continued

4 – Details of income

This note gives further detail on the items appearing in the first section of the consolidated income statement.

	2008 £m	2007 £m	2006 £m
Gross written premiums (note 3a & 3b)
Long-term:
Insurance contracts	19,388	15,589	13,188
Participating investment contracts	4,884	4,033	4,120
General insurance and health	11,934	11,369	11,427
	36,206	30,991	28,735
Less: premiums ceded to reinsurers (note 3a & 3b)	(1,841)	(1,658)	(1,501)
Gross change in provision for unearned premiums (note 33e)	388	(24)	89
Reinsurers’ share of change in provision for unearned premiums (note 36c(iii))	(111)	3	4
Net change in provision for unearned premiums	277	(21)	93
Net earned premiums	34,642	29,312	27,327
Fee and commission income
Fee income from investment contract business	487	416	410
Fund management fee income	556	576	395
Other fee income	577	481	779
Reinsurance commissions receivable	176	223	204
Other commission income	110	110	98
Net change in deferred revenue	(21)	(46)	(16)
	1,885	1,760	1,870
Total revenue	36,527	31,072	29,197
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	7,302	6,611	5882
From AFS investments and financial instruments at amortised cost	2,012	1,485	968
	9,314	8,096	6850
Dividend income	2,444	2,100	2,119
Other income from investments designated as trading
Realised gains and losses	1,039	49	124
Unrealised gains and losses (policy I)	108	65	208
	1,147	114	332
Other income from investments designated as other than trading
Realised gains and losses	(1,181)	5,055	4989
Unrealised gains and losses (see policy I)	(25,213)	(6,244)	(998)
	(26,394)	(1,189)	3,991
Realised gains on AFS investments	126	391	162
Net income from investment properties
Rent	959	846	757
Expenses relating to these properties	(33)	(27)	(27)
Realised gains on disposal	14	105	46
Fair value (losses) on investment properties (note 16)	(3,137)	(757)	1,507
	(2,197)	167	2,283
Realised gains on loans	7	7	59
Foreign exchange gains and losses on investments other than trading	(395)	11	128
Other investment income/(expenses)	(95)	(8)	(16)
Net investment income	(16,043)	9,689	15,908
Share of (loss)/profit after tax of joint ventures (note 13a)	(1,038)	(339)	462
Share of (loss)/profit after tax of associates (note 14a)	(90)	35	23
Share of (loss)/profit after tax of joint ventures and associates	(1,128)	(304)	485
Profit on disposal of subsidiaries and associates (note 2b)	7	49	222
Total income	19,363	40,506	45,812

Notes to the consolidated financial statements continued

5 – Details of expenses

This note gives further detail on the items appearing in the second section of the consolidated income statement.

	2008 £m	2007 £m	2006 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	16,986	14,743	12,460
Participating investment contracts	5,085	5,604	4,350
Non-participating investment contracts	115	64	428
Claims and benefits paid to policyholders on general insurance and health business	8,696	7,779	7,232
	30,882	28,190	24,470
Less: Claim recoveries from reinsurers
Insurance contracts	(1,447)	(1,056)	(1,009)
Participating investment contracts	(82)	(13)	(17)
Claims and benefits paid, net of recoveries from reinsurers	29,353	27,121	23,444
Change in insurance liabilities
Change in insurance liabilities	(4,792)	3,361	1,610
Change in reinsurance asset for insurance provisions	907	147	984
Change in insurance liabilities, net of reinsurance	(3,885)	3,508	2,594
Change in investment contract provisions
Investment income allocated to investment contracts	(6,957)	885	3,122
Other changes in provisions
Participating investment contracts (note 34)	(3,088)	1,025	2,683
Non-participating investment contracts	(591)	90	198
Change in reinsurance asset for investment contract provisions	7	18	(1)
Change in investment contract provisions	(10,629)	2,018	6,002
Change in unallocated divisible surplus (note 38)	(4,482)	(2,922)	558
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	3,521	3,351	2,919
Change in deferred acquisition costs for insurance and participating investment contracts	(513)	(627)	210
Deferrable costs for non-participating investment contracts	160	265	230
Other acquisition costs	1,337	1,348	1,376
Change in deferred acquisition costs for non-participating investment contracts	185	(279)	(159)
Investment income attributable to unitholders	(679)	(139)	418
Reinsurance commissions and other fee and commission expense	400	325	467
	4,411	4,244	5,461
Other expenses
Other operating expenses
Staff costs and other expenses (note 7)	3,090	2,724	2,750
Central costs and sharesave schemes	141	163	160
Depreciation (note 15)	131	129	122
Impairment of goodwill on subsidiaries (note 11a)	48	10	94
Amortisation of acquired value of in-force business on insurance contracts (note 12)	333	160	58
Amortisation of intangible assets (note 12)	113	106	72
Net impairment of acquired value of in-force business (note 12)	2	–	28
Impairment/reversal of impairment of intangible assets (note 12)	13	4	(2)
Integration and restructuring costs (see below)	326	153	246
Exceptional items (see below)	247	–	–
	4,444	3,449	3,528

Notes to the consolidated financial statements continued

5 – Details of expenses continued

	2008	2007	2006
	£m	£m	£m
Impairments
Net impairment on loans	50	9	(4)
Net impairment on financial investments	973	49	(1)
Net impairment on receivables and other financial assets	17	1	5
Net impairment on non-financial assets	–	(1)	–
	1,040	58	–
Other net foreign exchange (gains)/losses	(68)	(34)	29
Finance costs (note 6)	1,547	1,217	856
Total expenses	21,731	38,659	42,472

Integration and restructuring costs

Integration and restructuring costs incurred in the year amounted to £326 million (2007: £153 million). This includes £287 million for the cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £337 million annualised cost savings in the year. Also included are integration costs of £39 million which mainly relate to the work to set up our global asset management operation, Aviva Investors.

Exceptional items

The table above includes exceptional items of £247 million (2007: £nil) in the year. These include £142 million for closing or exiting non-core business operations such as the lifetime wrap platform and The British School of Motoring in the UK and the structured settlement business in the United States. The costs also include £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees.  The remaining balance relates to brand migration costs of £37 million offset by £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

Impairment of financial investments

Group policy is to recognise an impairment on available for sale (AFS) equity securities when there has been a prolonged or significant decline in their fair value below their cost. Although management believes that these equity securities will ultimately recover their value, there can be no certainty that this will happen as, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity.

Notes to the consolidated financial statements continued

6 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 42) and similar charges.

Finance costs comprise:

	2008 £m	2007 £m	2006 £m
Interest expense on core structural borrowings
Subordinated debt	229	179	169
Debenture loans	21	25	32
Commercial paper	36	55	29
	286	259	230
Interest expense on operational borrowings
Amounts owed to credit institutions	82	38	69
Securitised mortgage loan notes
At amortised cost	125	105	94
At fair value	325	220	197
	450	325	291
	532	363	360
Interest on banking customer deposits	250	166	95
Interest on reinsurance deposits	11	37	38
Interest on collateral received	321	190	32
Other similar charges	147	202	101
Total finance costs	1,547	1,217	856
These are analysed as:
Allocated interest and similar charges	1,168	854	475
Group debt costs and other interest	379	363	381
	1,547	1,217	856

Notes to the consolidated financial statements continued

7 – Employee information

This note analyses the total staff costs.

Staff costs
Total staff costs were:

	2008 £m	2007 £m	2006 £m
Wages and salaries	2,114	1,831	1,798
Social security costs	258	229	216
Post-retirement obligations
Defined benefit schemes (note 41d)	175	191	213
Defined contribution schemes (note 41d)	58	63	71
Profit sharing and incentive plans	172	169	148
Equity compensation plans (note 24d)	39	50	48
Termination benefits	57	9	31
	2,873	2,542	2,525

These costs are charged within:

	2008 £m	2007 £m	2006 £m
Acquisition costs	584	592	597
Claims handling expenses	291	318	253
Central costs and sharesave schemes	83	109	76
Other operating expenses	1,915	1,523	1,599
	2,873	2,542	2,525

Notes to the consolidated financial statements continued

8 – Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax (credit)/charged to the income statement

(i) The total tax (credit)/charge comprises:

	2008 £m	2007 £m	2006 £m
Current tax
For this year	527	885	1,028
Prior year adjustments	(284)	(94)	(287)
Total current tax	243	791	741
Deferred tax
Origination and reversal of temporary differences	(1,814)	(348)	221
Changes in tax rates or tax laws	(7)	(88)	(7)
Write-down of deferred tax assets	95	(6)	(15)
Total deferred tax	(1,726)	(442)	199
Total tax (credited)/charged to income statement (note 8c)	(1,483)	349	940

In February 2009 an Australian tax court case was settled in our favour resulting in the release of tax provisions of £63 million, which has reduced the tax charge in the income statement.

(ii) The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholders’ returns included in the credit above is £1,068 million (2007: £15 million charge; 2006: £346 million charge).

(iii) The tax (credit)/charge can be analysed as follows:

	2008 £m	2007 £m	2006 £m
UK tax	(1,482)	94	485
Overseas tax	(1)	255	455
	(1,483)	349	940

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce current tax expense and deferred tax expense by £139 million and £19 million, respectively (2007: £51 million and £6 million respectively; 2006: £73 million and £24 million respectively).

(v) Deferred tax credited to the income statement represents movements on the following items:

	2008 £m	2007 £m	2006 £m
Long-term business technical provisions and other insurance items	591	315	364
Deferred acquisition costs	224	34	(47)
Unrealised losses on investments	(1,706)	(793)	(144)
Pensions and other post-retirement obligations	16	40	166
Unused losses and tax credits	(413)	(272)	(247)
Subsidiaries, associates and joint ventures	(199)	(33)	135
Intangibles and additional value of in-force long-term business	30	(75)	(73)
Provisions and other temporary differences	(269)	342	45
Total deferred tax credited to income statement	(1,726)	(442)	199

Notes to the consolidated financial statements continued

8 – Tax continued

(b) Tax (credited)/charged to other comprehensive income

(i) The total tax (credit)/charge comprises:

	2008 £m	2007 £m	2006 £m
Current tax
In respect of fair value (losses)/gains on owner-occupied properties	-	(3)	7
Deferred tax
In respect of pensions and other post-retirement obligations	(15)	269	(29)
In respect of unrealised losses on investments	(204)	(71)	43
	(219)	198	14
Total tax (credited)/charged to other comprehensive income	(219)	195	21

(ii) The tax credit attributable to policyholders’ returns included above is £nil (2007: £nil; 2006: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £16 million (2007: £16 million; 2006: £16 million), and is wholly in respect of coupon payments on direct  capital instruments.

(d) Tax reconciliation

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2008 £m	2007 £m	2006 £m
(Loss)/profit before tax	(2,368)	1,847	3,340
Tax calculated at standard UK corporation tax rate of 28.5% (2007 and 2006: 30%)	(675)	554	1,002
Different basis of tax - policyholders	(767)	5	209
Adjustment to tax charge in respect of prior years	(283)	(49)	(287)
Non-assessable income	(94)	(124)	(55)
Non-taxable profit on sale of subsidiaries and associates	(2)	(18)	(80)
Disallowable expenses	95	7	46
Different local basis of tax on overseas profits	(61)	56	201
Reduction in future UK tax rate (net of movements in unallocated divisible surplus)	–	(64)	–
Deferred tax not recognised	292	1	(60)
Other	12	(19)	(36)
Total tax (credited)/charged to income statement (note 8a)	(1,483)	349	940

Notes to the consolidated financial statements continued

9 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i) The profit attributable to ordinary shareholders is:

	2008		2007		2006
	Total £m		Total £m		Total £m
Profit/(loss) before tax attributable to shareholders’ profits	(1,300)		1,832		2,994
Tax attributable to shareholders’ (loss)/profits	415		(334)		(594)
Profit/(loss) for the year	(885)		1,498		2,400
Amount attributable to minority interests	(30)		(178)		(174)
Cumulative preference dividends for the year	(17)		(17)		(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(40)		(37)		(37)
Profit/(loss) attributable to ordinary shareholders	(972)		1,266		2,172

Basic earnings per share (pence)	(36.8	)p	48.9	p	88.0	p

(ii) The calculation of basic earnings per share uses a weighted average of 2,643 million (2007: 2,588 million; 2006: 2,469 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2008 was 2,658 million (2007: 2,622 million; 2006: 2,566 million).

(b) Diluted earnings per share

(i) Diluted earnings per share is calculated as follows:

			2008			2007			2006
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
(Loss)/profit attributable to ordinary shareholders	(972)	2,643	(36.8)	1,266	2,588	48.9	2,172	2,469	88.0
Dilutive effect of share awards and options	–	24	–	–	24	(0.4)	–	27	(1.0)
Diluted (loss)/earnings per share	(972)	2,667	(36.8)	1,266	2,612	48.5	2,172	2,496	87.0

Notes to the consolidated financial statements continued

10 – Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of scrip dividends is shown separately in note 30.

	2008 £m	2007 £m	2006 £m
Ordinary dividends declared and charged to equity in the year
Final 2007 – 21.10 pence per share, paid on 16 May 2008	554	–	–
(Final 2006 – 19.18 pence per share, paid on 18 May 2007)	–	492	–
(Final 2005 – 17.44 pence per share, paid on 17 May 2007)	–	–	418
Interim 2008 – 13.09 pence per share, paid on 17 November 2008	348	–	–
(Interim 2007 – 11.90 pence per share, paid on 16 November 2007)	–	309	–
(Interim 2006 – 10.82 pence per share, paid on 17 November 2006)	–	–	275
	902	801	693
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instrument	56	53	52
	975	871	762

Subsequent to 31 December 2008, the directors proposed a final dividend for 2008 of 19.91 pence per ordinary share (2007: 21.10 pence; 2006: 19.18 pence), amounting to £529 million (2007: £554 million; 2006: £492 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 15 May 2009 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2009.

Interest on the direct capital instrument issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.5% (2007 and 2006: 30%).

11 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2008 £m	2007 £m
Gross amount
At 1 January	3,273	3,086
Acquisitions (note 2a(iv))	106	115
Movements in contingent consideration	(59)	(5)
Disposals	(84)	(16)
Transfers from other intangibles	11	–
Foreign exchange rate movements	651	93
At 31 December	3,898	3,273
Accumulated impairment
At 1 January	(191)	(176)
Impairment losses charged to exceptional items	(20)	–
Other impairment losses charged to expenses	(48)	(10)
Write back of impairment related to disposals	9	9
Foreign exchange rate movements	(65)	(14)
At 31 December	(315)	(191)
Carrying amount at 31 December	3,583	3,082
Less: Amounts classified as held for sale	(5)	–
	3,578	3,082

The impairment losses charged to exceptional items arise in the United Kingdom long-term business (see (b)(i) below). Of the other impairment losses charged to expenses, £46 million arises in the Netherlands (see (b)(viii) below) and £2 million arises in the Italy long-term business (see (b)(vi) below). Together with impairment charges of £18 million recognised in respect of goodwill within interests in joint ventures and associates (notes 13 and 14), the total goodwill impairment loss charged to non-exceptional expenses was £66 million.

Notes to the consolidated financial statements continued

11 – Goodwill continued

Movements in contingent consideration relate to contingent consideration paid/received in respect of past acquisitions of subsidiaries. Goodwill arising on acquisitions completed before 1 January 1998 was charged directly to reserves. Goodwill arising on the Group’s acquisition of joint ventures and associates is included within the carrying value of those investments (see notes 13 and 14).

 (b) Goodwill allocation and impairment testing
A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 12)		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
United Kingdom
Long-term business (see (i) below)	52	71	–	–	52	71
General insurance, RAC and health (see (ii) below)	1,208	1,276	201	221	1,409	1,497
Europe
France (long-term business) (see (iii) below)	–	–	60	45	60	45
Ireland
Long-term business (see (iv) below)	133	101	–	–	133	101
General insurance and health (see (v) below)	134	81	–	–	134	81
Italy
Long-term business (see (vi) below)	74	46	334	254	408	300
General insurance and health (see (vii) below)	64	42	137	132	201	174
Netherlands (see (viii) below)	279	212	–	–	279	212
Spain (long-term business) (see (ix) below)	652	552	–	–	652	552
Other	24	19	–	–	24	19
North America
United States (long-term business) (see (x) below)	865	624	–	–	865	624
Canada	43	17	–	–	43	17
Asia Pacific
Various	55	41	–	–	55	41
	3,583	3,082	732	652	4,315	3,734

As explained in accounting policy M, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. The tests led to impairment of goodwill of £68 million in 2008 (2007: £10 million).

Goodwill and intangibles with indefinite useful lives have been tested for impairment in these businesses as follows:

United Kingdom

(i) Long-term business
The United Kingdom long-term business goodwill balance is split across five cash generating units, with no individual balance exceeding £25 million.

As disclosed in note 5, the wrap platform of the United Kingdom long-term business was terminated during the year. As a result of this termination, the goodwill relating to this business was impaired and a charge of £20 million has been recognised as an exceptional item in the income statement.

(ii) General insurance, RAC and health
Following the reorganisation of the reporting structure for the UK’s general insurance business during 2007 and 2008, further integrating the operations, management and reporting of businesses acquired with the RAC, the composition of cash-generating units to which goodwill has been allocated has been reassessed. It has been determined that goodwill should be allocated to a single ‘general insurance, RAC and health’ cash-generating unit. The analysis above reflects the revised allocation of goodwill. No impairment of goodwill has arisen or been released as a result of the reallocation.

Notes to the consolidated financial statements continued

11 – Goodwill continued

The recoverable amount of the UK general insurance, RAC and health unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on business plans approved by management covering a three year period and a risk adjusted discount rate of 10.2%. Cash flows beyond that three year period have been extrapolated using a steady 2.5% growth rate. This growth rate is set with regards to past experience and historical statistics of UK premium growth published by the Association of British Insurers.

Key assumptions used for the calculation were:

–
Budgeted operating profit represents the operating profit in the business plans, approved by management, and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the relevant UK industry sectors;

–	Some of the assumptions that underline the budgeted operating profit include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates; and

–
Growth rates represent the rates used to extrapolate future cash flows beyond the business plan period and have been based upon latest information available regarding future and past growth rates, including external sources of data such as ABI Annual Market Statistics.

As disclosed in note 12(d), as a result of the classification of The British School of Motoring Limited and its subsidiaries as held for sale, an impairment charge of £20 million in respect of intangible assets with indefinite useful lives has been recognised.

Europe

Long-term business
The recoverable amount of long-term business cash generating units in the Europe region, with the exception of the Netherlands, has been determined based on a value in use calculation. The first step of the test was to compare the carrying value of each cash generating unit, including goodwill, to the Market Consistent Embedded Value (MCEV) of that cash generating unit. If the MCEV is less than the carrying value of a cash generating unit the present value of profits from expected new business for that cash generating unit is considered. If the value of profits from expected new business for a cash generating unit is expected to grow beyond the period of the initial plan this growth rate is set with regard to past experience in each market and market expectations of future growth in each territory.

For European long-term business cash generating units a key assumption used for the calculation was:

–
Embedded value represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth of the life business and the value of the in-force business.

General insurance, health and other
The recoverable amount of general insurance, health and other non-life cash generating units in the Europe region has been determined based on a value in use calculation. Value in use is calculated for each cash generating unit using a discounted cash flow projection based on business plans and growth assumptions approved by management for each cash generating unit and discounted at a risk discount rate appropriate for each cash generating unit. If the cash flows are expected to grow beyond the period of the initial plan this growth rate is set with regard to past experience in each market and market expectations of future growth in each territory.

(iii) France (long-term business)
The recoverable amount of the indefinite life intangible asset has been assessed as part of the recoverable amount of the French long-term business cash generating unit. The MCEV of the French long-term business was significantly greater than its carrying value, including indefinite life intangible assets.

(iv) Ireland (long-term business)
The MCEV of the Irish long-term business is greater than its carrying value so the recoverable value will be significantly in excess of its carrying value, including goodwill.

(v) Ireland (general insurance and health)
The recoverable amount of the Irish general insurance and health business exceeds the carrying value of the cash generating unit including goodwill.

Key assumptions used for the calculation were:

–
Budgeted operating profit for an initial three year period represents the operating profit in the business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Irish economy. Some of the assumptions that underline the budgeted operating profit include market share, premium rate changes, claims inflation and commission rates;

Notes to the consolidated financial statements continued

11 – Goodwill continued

–
Growth rate of 4.6% represents the rate used to extrapolate future cash flows beyond the business plan period. Prices are assumed to remain static in the foreseeable future and volumes are assumed to increase in line with real GDP; and

–	A risk adjusted discount rate of 8.1%.

(vi) Italy (long-term business)
This calculation is an actuarially-determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

–
New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

–	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 2.0%; and

–
Risk adjusted discount rate of 10.2% represents the rate used to discount expected profits from future new business. The discount rate includes a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

As a result of an Italian off-shore long-term business entering run off, the goodwill relating to this business of £2 million has been fully impaired and recognised as an impairment charge in the income statement. For the rest of the Italian long-term business the recoverable amount exceeds the carrying value of the cash generating unit including goodwill.

(vii) Italy (non-life)
The recoverable amount exceeds the carrying value of the cash generating unit including goodwill.

Key assumptions used for the calculation were:

–
Budgeted operating profit for an initial three year period represents the operating profit in the most recent business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Italian economy;

–	Growth rate of 2.5% represents the rate used to extrapolate future cash flows beyond the business plan period; and

–	A risk adjusted discount rate of 10.2%.

(viii) Netherlands (long-term, general insurance, health and fund management)
The recoverable amount of the Netherlands life and general insurance and health cash generating units has been determined on the basis of a value in use calculation. This calculation is an appraisal value and is based on the discounted expected future cash flows from the operations over a 25-year period. Expected cash flows for future periods have been obtained from the plan figures for a three year period. Expected cash flows for later periods have been extrapolated, taking into account the growth rate.

Key assumptions used for the calculation were:

–	Expected cash flows for future periods have been obtained from the plan figures for a three year period;

–
Growth rate of 2.0% represents the rate applied to extrapolate new business contributions beyond the business plan period, for the life and general insurance business. In the fund management business growth rates are based on management's prudent best estimate of future growth; and

–
Risk-adjusted discount rate of 9.2% for long-term, general insurance and health business, and 11.53% for fund management business represents the rate used to discount expected profits from future new business. The discount rate includes a risk margin to make prudent allowance for the risk that experiences in future years may differ from those assumed.

During the year, goodwill allocated to a non-insurance cash-generating unit in Belgium, was tested for impairment. Following the impairment test, an impairment charge of £46 million has been recognised in the income statement.

After recognition of this impairment charge, the recoverable amount of the Dutch cash generating units exceeds their carrying value. An increase in the risk adjusted discount rate of 1% would result in the recoverable amount of the ABN Amro cash generating unit being equal to its carrying value.

(ix) Spain (long-term business)
This calculation is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the cash generating unit including goodwill.

Notes to the consolidated financial statements continued

11 – Goodwill continued

Key assumptions (in addition to MCEV principles) used for the calculation were:

–
New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

–
Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s conservative estimate of future growth of 3.0%. This growth rate is in line with industry expectations; and

–
Risk adjusted discount rate of 10.1% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

(x) United States (long-term business)
The recoverable amount of the United States long-term cash generating unit has been determined based on a value in use calculation.

This calculation is an actuarially-determined appraisal value and is based on an embedded value of the business (the total of the net worth of the life business and the value of the in-force business) together with the present value of expected profits from future new business. The value in use exceeds the carrying value of the cash generating unit including goodwill.

Key assumptions used for the calculation were:

–	Embedded value represents the shareholder interest in the life business and is based on projected cash flows of the business including expected investment returns.

–	Risk adjusted discount rate of 10% is used to calculate the embedded value;

–
New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

–
Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5% for life and annuity business, which is set with regards to past experience in these markets; and

–
Risk adjusted discount rate of 12% represents the rate used to discount expected profits from future new business. The discount rate includes an additional margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

Cash Flow Projections
To comply with paragraph 33(c) of IAS 36, cash flow projections for the period beyond the three year plan period are extrapolated from the position in the final year of the three year plan period. In all cases we have assumed a steady growth rate for subsequent years, not an increasing growth rate. The steady growth rate in each case is a positive growth rate. The steady growth rate selected for each cash generating unit reflects long term expectations for the markets which each cash generating unit participates in.

Notes to the consolidated financial statements continued

12 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on Insurance contracts* £m	AVIF on investment contracts** £m	Other intangible assets with finite useful lives £m	Intangible assets with indefinite useful lives (b) £m	Total £m
Gross amount
At 1 January 2007	2,185	101	752	263	3,301
Additions	24	–	48	–	72
Acquisition of subsidiaries	29	–	205	386	620
Disposals	–	–	(8)	–	(8)
Transfers	–	–	(54)	54	–
Foreign exchange rate movements	35	9	62	6	112
At 31 December 2007	2,273	110	1,005	709	4,097
Additions (note (a))	331	–	60	–	391
Acquisition of subsidiaries	59	–	24	–	83
Disposals	(4)	(5)	(79)	–	(88)
Transfers	(4)	67	(63)	–	–
Transfers to goodwill and other assets (note (c))	–	–	–	(31)	(31)
Foreign exchange rate movements	869	44	277	149	1,339
At 31 December 2008	3,524	216	1,224	827	5,791
Accumulated amortisation
At 1 January 2007	(309)	(9)	(127)	–	(445)
Amortisation for the year	(160)	(7)	(99)	–	(266)
Foreign exchange rate movements	(29)	(2)	(16)	–	(47)
At 31 December 2007	(498)	(18)	(242)	–	(758)
Amortisation for the year	(333)	(13)	(100)	–	(446)
Disposals	–	–	39	–	39
Transfers	(1)	(43)	44	–	–
Foreign exchange rate movements	(230)	(18)	(85)	–	(333)
At 31 December 2008	(1,062)	(92)	(344)	–	(1,498)
Accumulated impairment
At 1 January 2007	(70)	–	(58)	–	(128)
Transfers	–	–	54	(54)	–
Impairment losses charged to expenses	–	–	(4)	–	(4)
Foreign exchange rate movements	(7)	–	–	(3)	(10)
At 31 December 2007	(77)	–	(8)	(57)	(142)
Impairment losses charged to exceptional item (note (d))	–	–	(32)	(20)	(52)
Other impairment losses charged to expenses (note (e))	(2)	–	(13)	–	(15)
Foreign exchange rate movements	(17)	–	(2)	(18)	(37)
At 31 December 2008	(96)	–	(55)	(95)	(246)
Carrying amount
At 31 December 2007	1,698	92	755	652	3,197
At 31 December 2008	2,366	124	825	732	4,047
Less: Amounts classified as held for sale
– gross amount	–	–	(9)	(20)	(29)
– accumulated amortisation and impairment	–	–	–	20	20
	–	–	(9)	–	(9)
	2,366	124	816	732	4,038

*	On insurance and participating investment contracts.
**	On non-participating investment contracts.

Notes to the consolidated financial statements continued

12 – Acquired value of in-force business (AVIF) and intangible assets continued

(a) Additions to gross AVIF on insurance contracts in 2008 includes £327m for the movement in the shadow adjustment made to the carrying value of AVIF in Aviva USA.

(b) Intangible assets with indefinite useful lives comprise:

(i) the RAC brand, and the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification; and

(ii) the bancassurance distribution agreement with Banco Popolare, signed in December 2007, which is initially for ten years, with five-year automatic renewal periods. It is expected to be renewed indefinitely, due to the unfavourable terms of the put option for failure to renew.

(c ) During the year the Italian business unit finalised the valuation of Avipop Assicurazioni SpA which was acquired during 2007, and its bancassurance agreement with Banco Popolare. This has resulted in a reallocation of £31 million from intangible assets with indefinite useful lives to goodwill and other assets.

Impairment testing of these intangibles is covered in note 11(b).

Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.

(d) As disclosed in note 5, the wrap platform of the United Kingdom long-term business was terminated during the year. As a result of this termination the intangible asset relating to this business was impaired and a charge of £32 million has been recognised as an exceptional item cost in the income statement.

The impairment of intangible assets with indefinite useful lives relates to the classification of The British School of Motoring Limited and its subsidiaries as held for sale, which has been recognised as an exceptional cost in the income statement.

(e) Following a review for indicators of impairment of the finite-lived intangible assets held by the UK general Insurance, RAC and health business, an impairment charge of £9 million has been recognised in the income statement in respect of the intangible asset representing the right to future income from a book of creditor business. The impairment charge arose as a result of current adverse trading experience.

Notes to the consolidated financial statements continued

13 – Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount
(i) The movements in the carrying amount comprised:

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2007	–	2,554	241	2,795
Share of results before tax	–	(337)	–	(337)
Share of tax	–	(2)	–	(2)
Share of loss after tax	–	(339)	–	(339)
Acquisitions and additions	196	453	126	775
Disposals and reduction in Group interests	–	(267)	–	(267)
Reclassification to financial investments	–	(208)	(42)	(250)
Fair value gains taken to other comprehensive income	–	9	–	9
Loans repaid	–	–	(159)	(159)
Foreign exchange rate movements	1	10	1	12
At 31 December 2007	197	2,212	167	2,576
Share of results before tax	–	(1,029)	–	(1,029)
Share of tax	–	(3)	–	(3)
Share of results after tax	–	(1,032)	–	(1,032)
Amortisation and impairment of goodwill and intangibles	(6)	–	–	(6)
Share of loss after tax	(6)	(1,032)	–	(1,038)
Acquisitions and additions	–	175	182	357
Disposals and reduction in Group interests	–	(131)	–	(131)
Fair value losses taken to other comprehensive income	–	(12)	–	(12)
Loans repaid	–	–	(52)	(52)
Foreign exchange rate movements	7	30	–	37
At 31 December 2008	198	1,242	297	1,737

(ii) The balances at 31 December comprised:

2008	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	–	1,080	297	1,377
Long-term business undertakings	198	158	–	356
General insurance undertakings	–	4	–	4
Total	198	1,242	297	1,737

2007	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	–	2,124	167	2,291
Long-term business undertakings	197	88	–	285
Total	197	2,212	167	2,576
The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

Notes to the consolidated financial statements continued

13 – Interests in, and loans to, joint ventures continued

(b) Property management undertakings
The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.0%	50.0%
Ashtenne Industrial Fund Limited Partnership	66.7%	37.4%
The Junction Limited Partnership	50.0%	46.0%
The Mall Limited Partnership	50.0%	53.8%
Queensgate Limited Partnership	50.0%	50.0%
Quercus Healthcare Property Partnership Limited	50.0%	39.6%
The 20 Gracechurch Limited Partnership	50.0%	50.0%

All the above entities perform property ownership and management activities, and are incorporated and operate in Great Britain. All these investments are held by subsidiary entities.

(c) Long-term business undertakings
The principal joint ventures are as follows:

Company	Class of share	Proportion held	Country of incorporation and operation
Aviva-COFCO Life Insurance Co. Limited	Ordinary shares of RMB1 each	50.0%	China
AvivaSA Emeklilik ve Hayat A.S.	Ordinary shares of YTL1 each	49.7%	Turkey
CIMB Aviva Assurance Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
CIMB Aviva Takaful Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
First-Aviva Life Insurance Co., Ltd.	Ordinary shares of NT$10 each	49.0%	Taiwan
Woori Aviva Life insurance Co. Ltd	Ordinary shares of KRW 5000 each	46.8%	Korea
All investments in the above companies are unlisted and are held by subsidiaries except for the shares in Aviva-COFCO Life Insurance Co. Limited, which are held by the Company. The Group’s share of net assets of that company are £57 million (2007: £44 million) and have a fair value of £61 million (2007: £52 million).

(i) South Korea

On 4 April 2008, the Group acquired 40.65% of LIG Life Insurance Co. Ltd (LIG Life), a South Korean life insurance company, for £34 million. This company was renamed Woori Aviva Life Insurance Co. Ltd and distributes life insurance products through multiple distribution channels, focusing on the Busan metropolitan area in the south-eastern region of the country. Further shareholdings of 5.51% and 0.63% were acquired on 7 April and 29 May 2008 respectively for a total of £4 million. The contractual arrangements with the other major shareholder have led us to account for this investment as an interest in a joint venture.

(ii) Turkey

On 31October 2007, the Group entered into a joint venture agreement with Aksigorta AS, (“Aksigorta”), the insurance company of the Sabanci Holding Group, to form a new Turkish life and pensions joint venture. Under the terms of the agreement, the Group’s Turkish life and pensions business, Aviva Hayat ve Emeklilik A.S,. (“Aviva HE”) merged with Ak Emeklilik A.S,. (“Ak E”), Aksigorta’s life and pensions business. The joint venture entered into an exclusive long-term bancassurance agreement with Akbank TAS, Turkey’s second-largest privately-owned bank.

The Group and Sabanci jointly control the joint venture through equal shareholdings of 49.7%, with the remaining 0.6% being held by individual shareholders. The new company, AvivaSA Emeklilik ve Hayat A.S, began trading on 1 November 2007.

As consideration for its shareholding, the Group contributed the business of Aviva HE to the joint venture and paid £49 million to Aksigorta. The transaction has been accounted for as an acquisition of a 49.7% joint venture and the disposal of 50.3% of Aviva HE. Goodwill arising of £45 million, included in the carrying value of the joint venture, has been calculated as follows:

Notes to the consolidated financial statements continued

13 – Interests in, and loans to, joint ventures continued

(a) Turkey: Acquisition of shareholding in joint venture

Purchase cost:

£m
Fair Value of 50.3% of Aviva HE (see below)	85
Cash paid	49
Attributable costs	2
Total consideration	136
Fair value of 49.7% of Ak E’s identifiable net assets	91
Goodwill	45

Included in the fair value of Ak E's net assets were acquired value of in-force business of £34 million and a distribution contract intangible asset, valued by an independent third party at £49 million, using post-tax cash flows and discount rates. The intangible asset has been assessed as having a life of 15 years and is being amortised over that period. The residual goodwill represents the value of the direct sales force and expected synergies. The carrying value of the joint venture at the date of acquisition was as follows:

£m
Carrying value of 49.7% of Aviva HE’s net assets*	8
Fair value of 49.7% of Ak E’s net assets	91
Goodwill	45
Total carrying value	144

* Calculated as 49.7% of the total net assets of £17 million given in the table below.

Notes to the consolidated financial statements continued

13 – Interests in, and loans to, joint ventures continued

(b) Turkey: Disposal of shareholding in subsidiary
The profit on disposal of 50.3% of Aviva HE was £74 million, calculated as follows. Carrying value of the assets and liabilities at the date of disposal:

£m
Assets
Investments	153
Other assets	14
Total assets	167
Liabilities
Gross insurance liabilities	(136)
Deferred tax liability	(14)
Total liabilities	(150)
Total net assets	17
Net assets disposed of (50.3%)	9
Consideration
Fair value of 50.3% of Aviva HE	85
Less transaction costs	(2)
83
Profit on disposal before reserve release	74
Release of balance on currency translation reserve (note 29)	(3)
Profit on disposal (note 2b)	71

(iii) Malaysia

On 2 July 2007, the Group entered the Malaysian long-term savings market through a joint venture with the CIMB Group, listed on Malaysia’s stock exchange as Bumiputra-Commerce Holdings Berhad. Under an agreement signed on that date and completed the same day, the Group acquired a 49% interest in two of CIMB Group’s subsidiaries, Commerce Life Assurance Berhad (Commerce Life) and Commerce Takaful Berhad (Commerce Takaful), for a total cash consideration of £72 million, representing the value of our share of net assets and expected contribution from new business. In addition, Commerce Life and Commerce Takaful will enter into exclusive bancassurance agreements with CIMB Group’s subsidiary, CIMB Bank, for the distribution of life and takaful insurance products through the bank’s branches.

(iv) Taiwan

On 27 April 2007, the Group signed an agreement with First Financial Holding Co., Ltd (FFHC) to form a joint venture, First-Aviva Life Assurance Co., Ltd (First-Aviva). This gives Aviva access to one of Asia’s most attractive markets and enables us to participate in the island’s pension reform. The Group holds 49% of First-Aviva, whose total capital is £34 million. Regulatory approval of an insurance licence was received on 31 December 2007 and operations commenced on 2 January 2008. First-Aviva will manufacture long-term savings and pension products in Taiwan, and distribute them through an exclusive bancassurance agreement with First Commercial Bank, a subsidiary of FFHC.

Notes to the consolidated financial statements continued

13 – Interests in, and loans to, joint ventures continued

(d) Impairment testing

CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad
The Group’s investments in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts. The recoverable amounts for both the investments have been determined based on value in use calculations. This calculation is an actuarially-determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amounts exceeds the carrying values of both the investments.

Key assumptions used for the calculation were:

–
The calculations use cash flow projections based on the policy portfolio existing at the valuation date and the future sales based on plans approved by management covering the subsequent three year period. The cash flows from existing policy portfolio is calculated using best estimate assumptions, which have been supported by experience investigation where available and prudent estimates typical for the market where experience investigations are not available;

–	The calculations use a risk adjusted discount rate of 10.5%; and

–	New sales beyond the three year period have been extrapolated using a growth rate of 7.5%.

AvivaSA Emeklilik ve Hayat A.S.
The Group’s investment in AvivaSA Emeklilik ve Hayat A.S. has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount.

The recoverable amount has been determined based on a value in use calculation.

This calculation is an actuarially-determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the cash generating unit including goodwill.

Key assumptions used for the calculation were:

–
Embedded value represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth of the life business and the value of the in-force business. The underlying methodology and assumptions have been reviewed by a firm of actuarial consultants;

–
New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

–	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5%; and

–
Risk adjusted discount rate of 21% represents the rate used to discount expected profits from future new business. The discount rate reflects a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

(e) Additional information
Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2008 £m	2007 £m
Income, including unrealised (losses)/gains on investments	(876)	242
Expenses	(153)	(579)
Share of results before tax	(1,029)	(337)
Long-term assets	3,115	4,263
Current assets	529	395
Share of total assets	3,644	4,658
Long-term liabilities	(1,968)	(1,684)
Current liabilities	(434)	(762)
Share of total liabilities	(2,402)	(2,446)
Share of net assets	1,242	2,212

The joint ventures have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interests in them.

Notes to the consolidated financial statements continued

14 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2007	373	520	2	895
Share of results before tax	–	51	–	51
Share of tax	–	(4)	–	(4)
Share of results after tax	–	47	–	47
Amortisation of acquired value of in-force business	(12)	–	–	(12)
Share of profit after tax	(12)	47	–	35
Acquisitions and additions	39	257	–	296
Disposals	–	(25)	–	(25)
Dividends received	–	(32)	–	(32)
Foreign exchange rate movements	5	32	–	37
Movements in carrying amount	32	279	–	311
At 31 December 2007	405	799	2	1,206
Share of results before tax	–	(54)	–	(54)
Share of tax	–	(9)	–	(9)
Share of results after tax	–	(63)	–	(63)
Impairment of goodwill and intangibles	(16)	–	–	(16)
Amortisation of acquired value of in-force business	(11)	–	–	(11)
Share of loss after tax	(27)	(63)	–	(90)
Additions (see below)	14	56	–	70
Disposals	–	(12)	–	(12)
Fair value losses taken to other comprehensive income	–	(81)	–	(81)
Dividends received	–	(87)	–	(87)
Reclassification from investment in subsidiaries	–	55	–	55
Reclassification from financial investments	–	62	–	62
Foreign exchange rate movements	13	109	1	123
Movements in carrying amount	–	39	1	40
At 31 December 2008	405	838	3	1,246

The loans are interest-bearing but are not secured, and no guarantees were received in respect thereof.

Additions in 2008 comprise additional capital invested in Aviva Life Insurance Company India Limited, Banca Network Investimenti SpA, RBSG Collective Investments Limited, and RBS Life Investments Limited.

(b) Principal associates
The principal associates included above are:

Company	Type of business	Class of share	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	Ordinary shares of RS1 each	26.0%	India
Banca Network Investimenti SpA	Product distribution	Ordinary shares of €1 each	49.75%	Italy
Cyrte Fund I CV	Investment fund	Partnership share	13.04%	Netherlands
Cyrte Fund II BV	Investment fund	Ordinary shares of €1 each	16.00%	Netherlands
Cyrte Fund III CV	Investment fund	Partnership share	17.91%	Netherlands
RBSG Collective Investments Limited	Investment	Ordinary shares of £1 each	49.99%	Great Britain
RBS Life Investments Limited	Insurance	Ordinary shares of £1 each	49.99%	Great Britain

All investments in principal associates are unlisted and are held by subsidiaries.

Notes to the consolidated financial statements continued

14 – Interests in, and loans to, associates continued

In June 2007, the Group sold its holdings in The British Aviation Insurance Company Limited to Berkshire Hathaway for £15 million, resulting in a loss on disposal of £7 million.

Although the Group’s holding in the three Cyrte funds is less than 20%, it has significant influence through ownership of the fund manager, Cyrte Investments BV, a subsidiary of which acts as general partner to the funds, and through membership of its investment committee.

The Group’s Dutch subsidiary owns 30.1% of the shares, and depositary receipts for shares, in Van Lanschot NV, a financial services company in the Netherlands. The Group is not able to appoint management representation on the board of this company and is therefore unable to exert significant influence over its affairs. Accordingly, this investment is treated as a financial investment rather than as an associate.

(c) Additional information
Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	2008 £m	2007 £m
Share of revenues	460	385
Share of results before tax	(54)	51
Share of assets	3,812	3,123
Share of liabilities	(2,974)	(2,324)
Share of net assets	838	799

The associates have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interest in them.

(d) Impairment testing

RBS Life Investments Limited and RBSG Collective Investments Limited
The Group’s investments in RBS Life Investments Limited and RBSG Collective Investments Limited have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts.

The recoverable amounts for both investments have been determined based on value in use calculations, using an appraisal value methodology. The appraisal value comprises MCEV and a value of future new business. Future new business is valued using a similar approach as used for the in-force business. The value of 2009 planned new business is based on planned volumes, planned margins for manufactured business and current margins for adopted business all approved by management. This value is then multiplied by an annuity in perpetuity factor to give the value of all years of future new business and then discounted from mid-2009 back to the valuation date. The annuity factor allows for new business growth of 4.5% and a risk discount rate of 7.3%. This value is adjusted to allow for future expense over-runs and under-runs, based on the projected expenses and sales volumes.

The recoverable amounts exceed the carrying values of both the investments.

Banca Network Investimenti SpA
The Group’s investment in Banca Network Investimenti SpA has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount.

The recoverable amount has been determined based on a value in use calculation prepared by an external valuation expert. Value in use was calculated using a discounted cash flow projection based on business plans and growth assumptions approved by management and discounted at an appropriate risk discount rate.

Key assumptions used for the calculation were:

–	A cash flow project based on a three year plan period. Cash flows beyond that three year period have been extrapolated using a steady 2% growth rate; and

–	Risk adjusted discount rate of 8.5% based on the weighted average cost of capital of similar Italian listed companies.

As a result of the testing an impairment of £12 million has been recognised.

Notes to the consolidated financial statements continued

15 – Property and equipment

This note analyses our tangible fixed assets, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2007	65	499	13	702	359	1,638
Additions	27	9	3	92	96	227
Acquisitions of subsidiaries	–	10	1	1	2	14
Disposals	(16)	(60)	(4)	(37)	(14)	(131)
Transfers	(27)	(14)	–	–	–	(41)
Transfers	(6)	6	–	–	–	–
Fair value gains (see note 29)	–	23	–	–	–	23
Foreign exchange rate movements	2	26	1	14	19	62
Other movements	–	–	–	–	4	4
At 31 December 2007	45	499	14	772	466	1,796
Additions	22	7	1	97	89	216
Acquisitions of subsidiaries	–	37	–	1	2	40
Disposals	(15)	(31)	(3)	(34)	(24)	(107)
Transfers to owner occupied property	(4)	4	–	–	–	–
Fair value losses (see below)	–	(49)	–	–	–	(49)
Foreign exchange rate movements	13	106	2	40	72	233
At 31 December 2008	61	573	14	876	605	2,129
Depreciation and impairment
At 1 January 2007	–	–	(8)	(499)	(227)	(734)
Charge for the year	–	(1)	(1)	(97)	(30)	(129)
Disposals	–	–	2	32	8	42
Impairment losses charged to restructuring costs	–	(2)	–	–	–	(2)
Foreign exchange rate movements	–	–	–	(14)	(14)	(28)
Other movements	–	–	–	–	(3)	(3)
At 31 December 2007	–	(3)	(7)	(578)	(266)	(854)
Charge for the year	–	(1)	(2)	(93)	(35)	(131)
Disposals	–	1	1	33	14	49
Impairment losses charged to restructuring costs	–	(2)	–	(8)	(40)	(50)
Foreign exchange rate movements	–	–	–	(29)	(48)	(77)
At 31 December 2008	–	(5)	(8)	(675)	(375)	(1,063)
Carrying amount
At 31 December 2007	45	496	7	194	200	942
At 31 December 2008	61	568	6	201	230	1,066
Less: Amounts classified as held for sale:
Gross amount	–	–	–	(25)	(130)	(155)
Accumulated amortisation	–	–	–	9	44	53
	–	–	–	(16)	(86)	(102)
	61	568	6	185	144	964
Fair value losses of £37 million have been charged (2007: £23 million gains credited) to other comprehensive income (note 29), with the remainder being charged to the income statement.

Notes to the consolidated financial statements continued

15 – Property and equipment continued

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment, on the basis of Existing Use Value and in accordance with UK Practice Statement 1.3, is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment, for all but specialised-use properties which are valued on a depreciated replacement cost (DRC) basis as permitted by paragraph 33 of IAS 16.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £414 million (2007: £301 million).

The Group has no material finance leases for property and equipment.

16 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January 2007	11,996	3,127	15,123
Additions	1,769	109	1,878
Capitalised expenditure on existing properties	138	11	149
Acquisitions of subsidiaries	4	–	4
Disposals of subsidiaries	(3)	–	(3)
Fair value losses	(660)	(97)	(757)
Disposals	(861)	(432)	(1,293)
Transfers from property and equipment	10	31	41
Foreign exchange rate movements	210	39	249
At 31 December 2007	12,603	2,788	15,391
Additions	1,744	2	1,746
Capitalised expenditure on existing properties	92	8	100
Acquisitions of subsidiaries	81	–	81
Fair value losses	(2,441)	(696)	(3,137)
Disposals	(852)	(297)	(1,149)
Transfers	(2)	2	–
Foreign exchange rate movements	1,276	118	1,394
At 31 December 2008	12,501	1,925	14,426

Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. Further details of the fair value methodology are given in note 19(b).

The fair value of investment properties leased to third parties under operating leases at 31 December 2008 was £13,764 million (2007: £14,616 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 46 (b)(i).

Notes to the consolidated financial statements continued

17 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts
The carrying amounts of loans at 31 December 2008 and 2007 were as follows:

			2008			2007
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	265	1,861	2,126	215	1,316	1,531
Loans to banks	–	6,415	6,415	–	7,576	7,576
Securitised mortgage loans
(see note 18)
UK	1,861	–	1,861	1,777	–	1,777
Netherlands	4,936	2,262	7,198	3,699	1,911	5,610
	6,797	2,262	9,059	5,476	1,911	7,387
Non-securitised mortgage loans	14,406	7,266	21,672	12,849	4,747	17,596
Loans and advances to bank customers	–	1,886	1,886	–	1,307	1,307
Loans to brokers and other intermediaries	–	98	98	–	80	80
Other loans	–	981	981	–	716	716
Total	21,468	20,769	42,237	18,540	17,653	36,193

Loans to banks include cash collateral received under stock lending arrangements (see note 19(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 43).

Of the above loans, £30,673 million (2007: £25,666 million) is expected to be recovered more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 19(b).

The change in fair value of these loans during the year, attributable to a change in credit risk, was a loss of £644 million (2007: £210 million). The cumulative change attributable to changes in credit risk to 31 December 2008 was a loss of £854 million (2007: £210 million).

Loans at amortised cost

The fair value of these loans at 31 December 2008 was £20,218 million (2007: £17,588 million).

Notes to the consolidated financial statements continued

17 – Loans continued

(b)  Analysis of loans carried at amortised cost

			2008			2007
	Amortised Cost £m	Impairment £m	Carrying Value £m	Amortised Cost £m	Impairment £m	Carrying Value £m
Policy loans	1,861	–	1,861	1,316	–	1,316
Loans to banks	6,415	–	6,415	7,576	–	7,576
Securitised mortgage loans	2,263	(1)	2,262	1,911	–	1,911
Non-securitised mortgage loans	7,328	(62)	7,266	4,753	(6)	4,747
Loans and advances to bank customers	98	–	6,415	1,346	(39)	1,307
Loans to brokers and other intermediaries	1,936	(50)	1,886	80	–	80
Other loans	990	(9)	981	725	(9)	716
Total	20,891	(122)	20,769	17,707	(54)	17,653

The movements in the impairment provisions on these loans for the years ended 31 December 2008 and 2007 were as follows:

	2008 £m	2007 £m
At 1 January	(54)	(47)
Increase during the year	(58)	(15)
Write back following sale or reimbursement	–	3
Write back following recovery in value	8	6
Other movements	3	–
Foreign exchange movements	(21)	(1)
At 31 December	(122)	(54)

Notes to the consolidated financial statements continued

17 – Loans continued

(c) Collateral
The Group holds collateral in respect of loans where it is considered appropriate, in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy, for the majority of the loan balances above. In the event of a default, the Group is able to sell or repledge the collateral.

The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £3,880 million (2007: £6,282 million). This collateral must be in a readily realisable form such as listed securities and is held in segregated accounts. Transfer of title always occurs for the collateral received, although no market risk or benefit is taken. No collateral was actually sold or repledged in the absence of default during the year (2007: £nil).

18 – Securitised mortgages and related assets

The Group has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings, in our UK Life and Dutch businesses. This note gives details of the relevant transactions.

(a) Description of arrangements

(i) United Kingdom
In a long-term business subsidiary (NUER), the beneficial interest in certain portfolios of lifetime mortgages has been transferred to five special purpose securitisation companies (“the ERF companies”), in return for initial consideration and, at later dates, deferred consideration. The deferred consideration represents receipts accrued within the ERF companies after meeting all their obligations to the noteholders, loan providers and other third parties in the priority of payments. The purchases of the mortgages were funded by the issue of fixed and floating rate notes by the ERF companies.

All the shares in the ERF companies are held by independent companies, whose shares are held on trust. Although NUER does not own, directly or indirectly, any of the share capital of the ERF companies or their parent companies, it retains control of the residual or ownership risks related to them, and they have therefore been treated as subsidiaries in the consolidated financial statements. NUER has no right to repurchase the benefit of any of the securitised mortgage loans, other than in certain circumstances where NUER is in breach of warranty or loans are substituted in order to effect a further advance.

NUER has purchased subordinated notes and granted subordinated loans to some of the ERF companies. These have been eliminated on consolidation through offset against the borrowings of the ERF companies in the consolidated statement of financial position.

(ii) Netherlands and Belgium
In three subsidiaries, Delta Lloyd Levensverzekering NV (DLL), Amstelhuys NV (AMS), and Delta Lloyd Bank (Belgium) NV/SA (DLB), the principal benefits of certain portfolios of mortgage loans have been transferred to a number of special purpose securitisation companies, which were funded primarily through the issue of fixed and floating rate notes.

All the shares in the securitisation companies are held by independent trustee companies. Although DLL, AMS and DLB do not own, directly or indirectly, any of the share capital of the securitisation companies or their parent companies, they retain the majority of the residual or ownership risks and rewards related to the assets of the securitisation companies, and these companies have therefore been treated as subsidiaries in the consolidated financial statements. DLL, AMS and DLB have no right, nor any obligation, to repurchase the benefit of any of the securitised mortgage loans before the optional call date, other than in certain circumstances where they are in breach of warranty.

Delta Lloyd companies have purchased notes in the securitisation companies, which have been eliminated on consolidation through offset against the borrowings of the securitisation companies in the consolidated statement of financial position.

(iii) General
In all of the above transactions, the Company and its subsidiaries are not obliged to support any losses that may be suffered by the noteholders and do not intend to provide such support. Additionally, the notes were issued on the basis that noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the respective special purpose securitisation companies, including funds due from customers in respect of the securitised loans, are sufficient and that noteholders have no recourse whatsoever to other companies in the Aviva Group.

Notes to the consolidated financial statements continued

18 – Securitised mortgages and related assets continued

(b) Carrying values
The following table summarises the securitisation arrangements:

	Securitised assets 2008 £m	Securitised borrowings 2008 £m	Securitised assets 2007 £m	Securitised borrowings 2007 £m
UK
Securitised mortgage loans
– At fair value (note 17)	1,861	(1,614)	1,777	(1,691)
Other securitisation assets/(liabilities)	78	(325)	23	(109)
	1,939	(1,939)	1,800	(1,800)
Netherlands
Securitised mortgage loans
– At fair value (note 17)	4,936	(4,820)	3,699	(3,706)
– At amortised cost (note 17)	2,262	(2,353)	1,911	(2,283)
	7,198	(7,173)	5,610	(5,989)
Other securitisation assets/(liabilities)	–	(25)	379	–
	7,198	(7,198)	5,989	(5,989)

Loan notes held by third parties are as follows:

	UK 2008 £m	Netherlands 2008 £m	UK 2007 £m	Netherlands 2007 £m
Total loan notes issued, as above	1,614	7,173	1,691	5,989
Less: Loan notes held by Group companies	(24)	(978)	(17)	(369)
Loan notes held by third parties (note 42(c))	1,590	6,195	1,674	5,620

Notes to the consolidated financial statements continued

19 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount
Financial investments comprise:

				2008
	At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	–	18,854	–	18,854
UK local authorities	–	17	–	17
Non-UK government	9	40,029	756	40,794
Public utilities	–	4,308	1,226	5,534
Other corporate	16	57,939	13,319	71,274
Convertibles and bonds with warrants attached	–	855	–	855
Other	31	6,556	5,049	11,636
	56	128,558	20,350	148,964
Certificates of deposit	–	1,301	10	1,311
Redeemable preference shares	–	349	110	459
	56	130,208	20,470	150,734
Equity securities
Ordinary shares
Public utilities	–	3,933	1	3,934
Banks, trusts and insurance companies	–	5,525	2,332	7,857
Industrial miscellaneous and all other	9	28,182	2,989	31,180
	9	37,640	5,322	42,971
Non-redeemable preference shares	–	345	95	440
	9	37,985	5,417	43,411
Other investments
Unit trusts and other investment vehicles	–	28,850	139	28,989
Derivative financial instruments (note 51d)	2,910	–	–	2,910
Deposits with credit institutions	115	831	–	946
Minority holdings in property management undertakings	–	969	–	969
Other investments – long-term	–	2,686	4	2,690
Other investments – short-term	–	3	4	7
	3,025	33,339	147	36,511
Total financial investments	3,090	201,532	26,034	230,656
Less assets classified as held for sale
Fixed maturity securities	–	(336)	–	(336)
Equity securities	–	(60)	–	(60)
	–	(396)	–	(396)
	3,090	201,136	26,034	230,260

Of the above total, £176,752 million (2007: £154,732 million) is expected to be recovered more than one year after the statement of financial position date.

Other debt securities primarily include residential and commercial mortgage backed securities as well as other structured credit securities, further details of which can be found in Item 4, “Information on the company – Investments”.

Notes to the consolidated financial statements continued

19 – Financial investments continued

	2007
	At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	–	18,767	–	18,767
UK local authorities	–	81	–	81
Non-UK government	35	28,278	936	29,249
Public utilities	–	3,922	1,003	4,925
Other corporate	52	47,506	11,437	58,995
Convertibles and bonds with warrants attached	–	856	–	856
Other	92	4,417	839	5,348
	179	103, 827	14,215	118,221
Certificates of deposit	–	3,341	26	3,367
Redeemable preference shares	–	3	–	3
	179	107,171	14,241	121,591
Equity securities
Ordinary shares
Public utilities	–	6,165	–	6,165
Banks, trusts and insurance companies	–	10,195	66	10,261
Industrial miscellaneous and all other	46	38,672	3,712	42,430
	46	55,032	3,778	58,856
Non-redeemable preference shares	–	209	–	209
	46	55,241	3,778	59,065
Other investments
Unit trusts and other investment vehicles	4	31,221	181	31,406
Derivative financial instruments (note 51d)	1,609	–	–	1,609
Deposits with credit institutions	114	733	–	847
Minority holdings in property management undertakings	–	977	–	977
Other long-term investments	–	1,640	17	1,657
Other short-term investments	–	4	–	4
	1,727	34,575	198	36,500
Total financial investments	1,952	196,987	18,217	217,156
Less assets classified as held for sale
Fixed maturity securities	–	(80)	–	(80)
Equity securities	–	(236)	–	(236)
	–	(316)	–	(316)
	1,952	196,671	18,217	216,840

Notes to the consolidated financial statements continued

19 – Financial investments continued

(b) Fair value methodology
(i) For investments carried at fair value, we have categorised the measurement basis into a “fair value hierarchy” as follows:

Quoted market prices in active markets – (“Level 1”)
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets. An active market is one in which transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples are listed equities in active markets, listed debt securities in active markets and quoted unit trusts in active markets.

Internal models with significant observable market parameters – (“Level 2”)
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset. Level 2 inputs include the following:

–	Quoted prices for similar (i.e. not identical) assets in active markets;

–
Quoted prices for identical or similar assets in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly;

–
Inputs other than quoted prices that are observable for the asset (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks, and default rates);

–	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Examples of these are securities measured using discounted cash flow models based on market observable swap yields, investment property measured using market observable information, and listed debt or equity securities in a market that is inactive.

Internal models with significant unobservable market parameters – (“Level 3”)
Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

The majority of the Group’s investments are valued based on quoted market information or observable market data. A small percentage (1%) of total assets recorded at fair value, are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, it is believed that changing one or more of the assumptions to reasonably possible alternative assumptions would not change the fair value significantly.

Notes to the consolidated financial statements continued

19 – Financial investments continued

(ii) An analysis of investments according to fair value hierarchy is given below :

							2008
				Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
	Fair value hierarchy

	Level 1 £m	Level 2 £m	Level 3 £m
Investment property	–	14,426	–	14,426	–	–	14,426
Loans	–	21,468	–	21,468	20,769	–	42,237
Fixed maturity securities	108,087	40,797	1,850	150,734	–	(336)	150,398
Equity securities	36,607	5,873	931	43,411	–	(60)	43,351
Other investments (including derivatives)	24,655	11,792	64	36,511	–	–	36,511
Total	169,349	94,356	2,845	266,550	20,769	(396)	286,923

							2007
				Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
	Fair value hierarchy

	Level 1 £m	Level 2 £m	Level 3 £m
Investment property	–	15,391	–	15,391	–	–	15,391
Loans	–	18,540	–	18,540	17,653	–	36,193
Fixed maturity securities	101,621	18,710	1,260	121,591	–	(80)	121,511
Equity securities	54,124	4,309	632	59,065	–	(236)	58,829
Other investments (including derivatives)	27,286	8,895	319	36,500	–	–	36,500
Total	183,031	65,845	2,211	251,087	17,653	(316)	268,424

 (iii) The tables below show movements in the assets measured at fair value based on valuation techniques for which any significant input is not based on observable market data (Level 3 only). Total funds are then further analysed between policyholder funds, participating funds and shareholder funds.

Total £m
Total funds
Balance at 1 January 2008	2,211
Total net gains or losses recognised in the income statement	(97)
Purchases, issues, disposals and settlements (net)	270
Net transfers out of Level 3	(209)
Foreign exchange rate movements	672
Balance at 31 December 2008	2,847

Notes to the consolidated financial statements continued

19 – Financial investments continued

Total £m
Policyholder funds
Balance at 1 January 2008	28
Total gains or losses recognised in the income statement	–
Purchases, issues, disposals and settlements (net)	13
Transfers into/(out of) Level 3	(8)
Foreign exchange rate movements	6
Balance at 31 December 2008	39

Total £m
Participating funds
Balance at 1 January 2008	1,498
Total gains or losses recognised in the income statement	(18)
Purchases, issues, disposals and settlements (net)	166
Transfers into/(out of) Level 3	(858)
Foreign exchange rate movements	240
Balance at 31 December 2008	1,028

Total £m
Shareholder funds
Balance at 1 January 2008	685
Total gains or losses recognised in the income statement	(79)
Purchases, issues, disposals and settlements (net)	91
Transfers into/(out of) Level 3	657
Foreign exchange rate movements	426
Balance at 31 December 2008	1,780

Notes to the consolidated financial statements continued

19 – Financial investments continued

(c) Cost, unrealised gains and losses, impairments and fair value
The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments included in the consolidated statement of financial position:

					2008
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses £m	Impairment losses £m	Fair value £m
Fixed maturity securities	156,240	7,634	(12,857)	(283)	150,734
Equity securities	54,518	2,685	(12,636)	(1,156)	43,411
Other investments
Unit trusts and specialised investment vehicles	28,700	1,994	(1,704)	(1)	28,989
Derivative financial instruments	1,792	1,761	(643)	–	2,910
Deposits with credit institutions	946	–	–	–	946
Minority holdings in property management undertakings	758	279	(56)	(12)	969
Other long-term investments	2,883	209	(402)	–	2,690
Other short-term investments	8	–	(1)	–	7
	245,845	14,562	(28,299)	(1,452)	230,656
These are further analysed as follows :
At fair value through profit or loss	216,551	13,658	(25,396)	(191)	204,622
Available for sale	29,294	904	(2,903)	(1,261)	26,034
	245,845	14,562	(28,299)	(1,452)	230,656

					2007
	Cost / amortised cost £m	Unrealised gains £m	Unrealised losses £m	Impairment losses £m	Fair value £m
Fixed maturity securities	122,172	1,970	(2,542)	(9)	121,591
Equity securities	50,635	9,052	(367)	(255)	59,065
Other investments
Unit trusts and specialised investment vehicles	28,684	3,106	(382)	(2)	31,406
Derivative financial instruments	–	1,609	–	–	1,609
Deposits with credit institutions	847	–	–	–	847
Minority holdings in property management undertakings	977	–	–	–	977
Other long-term investments	1,465	249	(57)	–	1,657
Other short-term investments	4	–	–	–	4
	204,784	15,986	(3,348)	(266)	217,156
These are further analysed as follows :
At fair value through profit or loss	187,179	14,720	(2,929)	(31)	198,939
Available for sale	17,605	1,266	(419)	(235)	18,217
	204,784	15,986	(3,348)	(266)	217,156

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Notes to the consolidated financial statements continued

19 – Financial investments continued

Unrealised gains and losses on financial investments classified as at fair value through profit or loss recognised in the income statement in the year were a net loss of £25,105 million (2007: net loss of £6,179 million; 2006: net loss of £790 million). Of this, as disclosed in Note 4 – Details of income, £108 million net gain (2007: net gain of £65 million; 2006: net gain of £208 million) related to financial investments designated as trading and £25,213 million net loss (2007: net loss of £6,244 million; 2006: net loss of £998 million) related to investments designated as other than trading.

The movement in the unrealised gain / loss position reported in the statement of financial position during the year, shown in the table above, includes foreign exchange movements on the translation of unrealised gains / losses on financial investments held by foreign subsidiaries, which are recognised in other comprehensive income, as well as transfers due to the realisation of gains / losses on disposal and the recognition of impairment losses.

Total impairments of financial investments recognised in the income statement in the year, disclosed in Note 5 – Details of expenses, were £973 million (2007:  £49 million; 2006: net recovery of £1 million). This comprised impairments of financial investments classified as available-for-sale of £830 million (2007:  £46 million; 2006: net recovery of £1 million) disclosed in the table below, and impairments of financial investments classified as fair value through profit or loss of £143 million (2007: £3 million; 2006: £nil).

(d) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2008 and 2007 were as follows:

	Fixed maturity Securities £m	Equity Securities £m	Other Investments £m	Total £m
At 1 January 2007	(1)	(235)	–	(236)
Increase for the year charged to the income statement	(6)	(40)	–	(46)
Write back following sale or reimbursement	–	62	–	62
Write back following recovery in value	–	–	–	–
Foreign exchange rate movement	(1)	(14)	–	(15)
At 31 December 2007	(8)	(227)	–	(235)
Increase for the year charged to the income statement	(169)	(661)	–	(830)
Write back following sale or reimbursement	–	–	–	–
Write back following recovery in value	–	–	–	–
Other movements	(11)	(9)	–	(20)
Foreign exchange rate movement	(37)	(139)	–	(176)
At 31 December 2008	(225)	(1,036)	–	(1,261)

Notes to the consolidated financial statements continued

19 – Financial investments continued

(e) Financial investment arrangements

(i) Stock lending arrangements
The Group has entered into stock lending arrangements in the UK and overseas during the year in accordance with established market conventions. The majority of the Group’s stock lending transactions occurs in the UK, where investments are lent to EEA-regulated, locally-domiciled counterparties and governed by agreements written under English law.

The Group receives collateral in order to reduce the credit risk of these arrangements. Collateral must be in a readily realisable form, such as listed securities, and is held in segregated accounts. Transfer of title always occurs for collateral received, although no market risk or economic benefit is taken. The level of collateral held is monitored regularly, with further collateral obtained where this is considered necessary to manage the Group’s risk exposure.

In September 2008, a counterparty default led to the sale of the collateral held and the purchase of securities lent to that counterparty. This process was completed without any loss to the Group.

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amounts of financial assets received and pledged in this manner at 31 December 2008 were £18,486 million and £322 million respectively (2007: £23,779 million and £4 million respectively). The value of collateral that was actually sold or re-pledged in the absence of default was £nil (2007: £nil).

In addition to the above, the Group has received and pledged cash collateral under stock lending arrangement that has been recognised in the statement of financial position with a corresponding obligation or receivable for its return. These latter balances are shown separately in notes 43 and 20 respectively.

(ii) Stock repurchase arrangements
Included within financial investments are £383 million (2007: £358 million) of debt securities and other fixed income securities which have been sold under stock repurchase arrangements. The obligations arising under these arrangements are shown in note 43.

(iii) Other arrangements
In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2008, £474 million (2007:£nil) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

Notes to the consolidated financial statements continued

20 – Receivables and other financial assets

This note analyses our total receivables.

	2008 £m	2007 £m
Amounts owed by contract holders	2,303	2,554
Amounts owed by intermediaries	1,649	1,417
Deposits with ceding undertakings	1,747	1,163
Amounts due from reinsurers	802	701
Amounts due from brokers for investment sales	120	326
Amounts receivable for collateral pledged (notes 19d and 51e)	1	21
Reimbursements due from government health insurance	147	402
Corporate owned life insurance	162	112
Dividends receivable	183	152
Finance lease receivables	121	111
Other banking assets	237	50
Other financial assets	2,730	2,164
Total	10,202	9,173
Less: Amounts classified as held for sale	(386)	(554)
	9,816	8,619
Expected to be recovered in less than one year	9,116	8,261
Expected to be recovered in more than one year	700	358
	9,816	8,619

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

21 – Deferred acquisition costs and other assets

This note shows the products on which we are deferring some of our acquisition costs and details the movements in the balance during the year.

(a) Carrying amount
The carrying amount comprises:

	2008 £m	2007 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	3,306	1,473
Insurance contracts – General insurance and health business	1,489	1,583
Participating investment contracts – Long-term business	87	112
Non-participating investment contracts – Long-term business	1,062	1,126
Retail fund management business	22	27
Total deferred acquisition costs	5,966	4,321
Surpluses in the staff pension schemes (note 41e(vii))	–	27
Other assets	182	139
Total	6,148	4,487

Less: Amounts classified as held for sale	(1)	–
Total	6,147	4,487

Deferred acquisition costs on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year after the statement of financial position date.

Notes to the consolidated financial statements continued

21 – Deferred acquisition costs and other assets continued

(b) Movements in the year
The movements in deferred acquisition costs during the year were:

				2008
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	2,711	1,583	27	4,321
Acquisition costs deferred during the year	1,513	2,660	4	4,177
Amortisation	(682)	(2,828)	(9)	(3,519)
Impairment losses	(100)	–	–	(100)
Impact of assumption changes	(281)	(4)	–	(285)
Effect of portfolio transfers, acquisitions and disposals	3	(1)	–	2
Foreign exchange rate movements	808	79	–	887
Shadow adjustment	483	–	–	483
Carrying amount at 31 December	4,455	1,489	22	5,966

				2007
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	1,778	1,422	22	3,222
Acquisition costs deferred during the year	1,018	2,778	10	3,806
Amortisation	(196)	(2,693)	(5)	(2,894)
Impact of assumption changes	32	–	–	32
Effect of portfolio transfers, acquisitions and disposals	2	34	–	36
Foreign exchange rate movements	55	42	–	97
Shadow adjustment	22	–	–	22
Carrying amount at 31 December	2,711	1,583	27	4,321

The level of capitalised acquisition costs for new long-term business increased by £495 million in 2008, driven by strong growth in new business in the US, partly offset by a reduction in the UK due to changes in new business mix and reduced commission rates.  The amortisation increased by £486 million in 2008, mainly in the UK and US.  In the UK the fall in asset values impacted on projected profits, particularly management charges on unit-linked funds, leading to accelerated amortisation.  In the US, the increase in amortisation was from a low base, as DAC was written off for the purchased AmerUs business in November 2006 and the DAC balance only relates to new business written since the acquisition date.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit.  It is estimated that the movement in DAC balance would reduce profit by £30 million if market yields on fixed income investments were to reduce by 1% and reduce profit by £20 million if equity and property market values were to fall by 10% from year end 2008 levels.

The shadow adjustments relate to deferred acquisition costs on business in the United States backed by investments classified as available for sale. As explained in accounting policy J, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets
Other assets include £1 million (2007: £66 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income
Prepayments and accrued income of £3,762 million (2007:£2,986 million), include £259 million (2007: £111 million) that is expected to be recovered more than one year after the statement of financial position date.

Notes to the consolidated financial statements continued

22 – Assets held to cover linked liabilities

Certain unit-linked products have been classified as investment contracts, while some are included within the definition of an insurance contract. The assets backing these unit-linked liabilities are included within the relevant balances in the consolidated statement of financial position, while the liabilities are included within insurance and investment contract provisions. This note analyses the carrying values of assets backing these liabilities.

The carrying values of assets backing unit-linked liabilities are as follows:

	2008 £m	2007 £m
Loans	1,799	347
Debt securities	19,588	15,065
Equity securities	23,840	27,743
Other investments	28,799	33,171
Reinsurance assets	1,704	1,905
Cash and cash equivalents	4,125	3,939
	79,855	82,170

23 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2008 £m	2007 £m
The authorised share capital of the Company at 31 December 2008 was: 3,000,000,000 (2007: 3,000,000,000) ordinary shares of 25 pence each	750	750
The allotted, called up and fully paid share capital of the Company at 31 December 2008 was: 2,657,701,624 (2007: 2,621,792,828) ordinary shares of 25 pence each	664	655

(b) During 2008, a total of 35,908,796 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	Number of shares	Share capital £m	Share premium £m
At 1 January 2006	2,395,693,688	599	1,167
Shares issued under the Group’s Employee and Executive Share Option Schemes	14,204,808	3	40
Shares issued in connection with acquisitions, net of issue expenses	129,000,000	32	(11)
Shares issued in lieu of dividends	26,854,935	7	(7)
At 31 December 2006	2,565,753,431	641	1,189
Shares issued under the Group’s Employee and Executive Share Option Schemes	14,871,901	4	44
Shares issued in lieu of dividends	41,167,496	10	(10)
At 31 December 2007	2,621,792,828	655	1,223
Shares issued under the Group’s Employee and Executive Share Option Schemes	8,429,587	2	18
Shares issued in lieu of dividends	27,479,209	7	(7)
At 31 December 2008	2,657,701,624	664	1,234

Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

Shares in lieu of the 2007 final dividend were issued on 16 May 2008. The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 1985 and the nominal value of the shares is charged to the share premium account.

In 2006 shares were issued in connection with the acquisition of AmerUs (see note 28).

Notes to the consolidated financial statements continued

24 – Equity compensation plans

This note describes the various equity compensation plans we use, and shows how we value the options and awards of shares in the Company.

(a) Description of the plans
The Group maintains a number of active stock option and award schemes. These are as follows:

(i) Savings-related options
These are options granted under the Inland Revenue-approved Save As You Earn (SAYE) share option schemes in the UK and in Ireland. Options are normally exercisable during the six month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract.

(ii) Executive share options
These are options granted on various dates from 1998 to 2004, under the Aviva Executive Share Option Scheme or predecessor schemes. Options granted between 1998 and 2000 were subject to the satisfaction of conditions relating to either the Company’s return on equity shareholders’ funds (ROE) or its relative total shareholder return (TSR) against a chosen comparator group. In respect of options granted from 2000 the performance condition has been a mixture of both ROE and TSR measures. In all cases, performance is measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant.

(iii) Deferred bonus plan options
These are options granted in 1999 and 2000 under the CGU Deferred Bonus Plan. Participants who deferred their annual cash bonus in exchange for an award of shares of equal value also received a matching award over an equal number of share options. The exercise of these options is not subject to the attainment of performance conditions. These options are exercisable up to the tenth anniversary of their grant.

(iv) Long-term incentive plan awards
These awards have been made under the Aviva Long-Term Incentive Plan 2005 and are described in Section (b) below.

(v) Annual bonus plan awards
These awards have been made under the Aviva Annual Bonus Plan 2005, and are described in Section (b) below.

(vi) “One Aviva, twice the value” bonus plan awards
These are conditional awards first granted under the Aviva Annual Bonus Plan 2005 in 2008, and are described in section (b) below.

(b) Outstanding options and awards

(i) Share options
At 31 December 2008, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	664	67,015	2008	491	3,155,679	2008, 2010 or 2012
	401	788,469	2009	593	1,648,754	2009, 2011 or 2013
	406	1,102,589	2008 or 2010	563	2,648,189	2010, 2012 or 2014
	428	629,626	2009 or 2011	410	10,902,889	2011, 2013 or 2015

Hibernian Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	586	125,712	2008	879	102,808	2009 or 2011
	630	39,488	2009	830	137,393	2010 or 2012
	719	116,860	2008 or 2010	509	1,175,307	2011 or 2013

Notes to the consolidated financial statements continued

24 – Equity compensation plans continued

RAC Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	312.27	90,281	2008	354.94	184,220	2009

Aviva Executive Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	965.00	7,425	2002 to 2009	960.00	33,104	2003 to 2010
	870.83	28,437	2002 to 2009	1,035.00	483,888	2004 to 2011
	919.00	264,517	2002 to 2009	516.00	784,712	2005 to 2012
	822.00	44,939	2003 to 2010	512.00	983,026	2006 to 2013
	972.33	9,538	2003 to 2010	526.00	700,122	2007 to 2014

CGU plc Deferred Bonus Plan	Option price p	Number of shares	Normally exercisable
	899.5	5,703	2002 to 2009
	996.5	1,986	2002 to 2009
	875.0	15,547	2003 to 2010

The following table summarises information about options outstanding at 31 December 2008:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.00 – £4.89	15,038,581	3	408.74
£4.90 – £8.04	10,344,558	2	535.04
£8.05 – £11.19	895,084	1	976.99

The comparative figures as at 31 December 2007 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.00 – £4.89	5,079,299	2	399.34
£4.90 – £8.04	16,664,953	5	543.36
£8.05 – £11.19	1,255,280	3	967.45

Notes to the consolidated financial statements continued

24 – Equity compensation plans continued

(ii) Share awards
At 31 December 2008, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long-Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	2,496,916	2006 to 2008	4,357,937	2008 to 2010
	2,739,856	2007 to 2009

“One Aviva, twice the value” Bonus Plan	Number of shares	Vesting period
	1,126,190	2008 to 2010

Aviva Annual Bonus Plan 2005	Number of shares	Vesting date	Number of shares	Vesting date
	1,928,919	2009	3,475,828	2011
	2,743,250	2010

The vesting of awards under the Aviva Long-Term Incentive Plan 2005 is subject to the attainment of performance conditions as described in Item 6, “Directors, Senior Management and Employees”. Shares which do not vest, lapse.

(iii) Shares to satisfy awards and options
Prior to March 2003, it was the practice to satisfy awards and options granted under the executive incentive plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the various executive incentive plans and funded by the Company.

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted after March 2003 by the issue of new shares at the time of vesting.

However, since July 2008, it is the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 25.

(c) Movements in the year
A summary of the status of the option plans as at 31 December 2008 and 2007, and changes during the years ended on those dates, is shown below.

		2008		2007
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	22,999,532	534.70	27,536,619	514.54
Granted during the year	12,392,826	410.00	6,289,583	563.00
Exercised during the year	(2,344,424)	420.90	(5,144,763)	437.82
Expired during the year	(6,769,711)	561.62	(5,681,907)	594.60
Outstanding at 31 December	26,278,223	477.82	22,999,532	534.70
Exercisable at 31 December	6,709,247	550.41	5,637,127	580.27

(d) Expense charged to the income statement
The total expense recognised for the year arising from equity compensation plans was as follows:

	2008 £m	2007 £m	2006 £m
Equity-settled expense (note 7b)	39	50	48
Cash-settled expense	–	–	–
	39	50	48

Notes to the consolidated financial statements continued

24 – Equity compensation plans continued

(e) Fair value of options and awards granted after 7 November 2002
The weighted average fair values of options and awards granted during the year, estimated by using the Black-Scholes option-pricing model, were £1.99 and £4.44 (2007: £2.13 and £6.17) respectively.

(i) Share options
The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2008	2007
Share price	518p	733.5p
Exercise price	410p	563p
Expected volatility	32.6%	24%
Expected life	5.00 years	4.07 years
Expected dividend yield	5.5%	3.83%
Risk-free interest rate	4.4%	5.09%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant.

The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant.

The bonds chosen were those with a similar remaining term to the expected life of the options.

1,112,282 options granted after 7 November 2002 were exercised during the year (2007: 1,496,069).

(ii) Share awards
The fair value of the awards was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2008	2007
Share price	608p	778.5p
Expected volatility*	25%	18.35%
Expected volatility of comparator companies’ share price*	26%	19%
Correlation between Aviva and competitors’ share price*	65%	53%
Expected life	2.78 years	2.20 years
Expected dividend yield	4.5%	3.83%
Risk-free interest rate*	3.9%	5.36%

*    For awards with market-based performance conditions.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant.

The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant.

The bonds chosen were those with a similar remaining term to the expected life of the options.

Notes to the consolidated financial statements continued

25 – Shares held by employee trusts

We satisfy awards and options granted under the executive incentive plans primarily through shares purchased in the market and held by employees share trusts. This note gives details of the shares held in these trusts.

Movements in the carrying value of shares held by employee trusts comprise:

		2008		2007		2006
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	1,521,064	10	682,202	–	–	–
Acquired in the year	8,500,000	29	1,556,583	10	–	–
Distributed in the year	(1,385,482)	(6)	(717,721)	–	–	–
Balance at 31 December	8,635,582	33	1,521,064	10	–	–

The shares are owned by an employee share trust with an undertaking to satisfy awards of shares in the Company under the Group’s equity compensation plans. Details of the features of the plans can be found in Item 6, “Directors, Senior Management and Employees”.

These shares were purchased in the market and are carried at cost less amounts charged to the income statement in prior years. At 31 December 2008, they had an aggregate nominal value of £2,158,896 (2007: £380,266) and a market value of £33,678,770 (2007: £10,236,761). The trustees have waived their rights to dividends on the shares held in the trusts.

26 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2008 was:

	2008 £m	2007 £m
Authorised
200,000,000 cumulative irredeemable preference shares of £1 each	200	200
1,000,000,000 Sterling preference shares of £1 each	1,000	1,000
	1,200	1,200

	2008 €m	2007 €m
700,000,000 Euro preference shares of €1 each	700	700

	2008 £m	2007 £m
Issued and paid up
100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each	100	100
	200	200

The Sterling preference shares, if issued and allotted, would rank, as to payment of a dividend and capital, ahead of the Company’s ordinary share capital but behind the cumulative irredeemable preference shares currently in issue. The issued preference shares are non-voting except where their dividends are in arrears, on a winding up or where their rights are altered. On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares. The Company does not have a contractual obligation to deliver cash or other financial assets to the preference shareholders and therefore the directors may make dividend payments at their discretion.

Notes to the consolidated financial statements continued

27 – Direct capital instrument

This note gives details of the direct capital instrument issued in November 2004.

Notional amount	2008 £m	2007 £m
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter.

In addition, under certain circumstances defined in the terms and conditions of the issue, the Company may at its sole option:

(i) substitute at any time not less than all of the DCIs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities;

(ii) substitute not less than all of the DCIs for fully paid non-cumulative preference shares in the Company. These preference shares could only be redeemed on 28 November 2014 in the case of the euro DCIs and on 27 July 2020 in the case of the sterling DCIs, or in each case on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

The Company has the option to defer coupon payments on the DCIs on any relevant payment date. Deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

(i) Redemption; or

(ii) Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or

(iii) Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

Notes to the consolidated financial statements continued

28 – Merger reserve

This note analyses the movements in the merger reserve during the year.

Movements in the year comprised:

	2008 £m	2007 £m	2006 £m
Balance at 1 January	3,271	3,271	3,271
Merger relief on acquisition of AmerUs	–	–	871
Transfer to retained earnings on realisation (note 30)	–	–	(871)
Balance at 31 December	3,271	3,271	3,271

Prior to 1 January 2004, certain significant business combinations were accounted for using the “pooling of interests method” (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the Companies Act 1985.

The balance on the reserve has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc in 2005.

In 2006, the issue of new shares to fund the acquisition of AmerUs was affected by a share placing. As part of the placing, the Company issued 129,000,000 ordinary shares for consideration of £903 million through a special purpose entity. £32 million was taken to share capital (see note 23) and the balance of £871 million was taken to a merger reserve, since the placing structure utilised attracted merger relief under s.131 of the Companies Act 1985. £871 million was then transferred to retained earnings following the redemption of the shares in the special purpose entity. Expenses of £11 million were charged to the share premium account.

Notes to the consolidated financial statements continued

29 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity, and shows the movements during the year.

Movements in the year comprised:

	Currency translation reserve (see accounting policy D) £m	Owner occupied properties reserve (see accounting policy N) £m	Investment valuation reserve (see accounting policy R) £m	Hedging instruments reserve (see accounting policy S) £m	Equity compensation reserve (see accounting policy Z) £m	Total £m
Balance at 1 January 2006	55	179	844	19	43	1,140
Arising in the year:
Fair value gains	–	26	347	–	–	373
Fair value gains transferred to profit on disposals	–	–	(162)	–	–	(162)
Fair value gains transferred to retained earnings on disposals (note 30)	–	(9)	–	–	–	(9)
Impairment losses on revalued assets	–	(2)	–	–	–	(2)
Reserves credit for equity compensation plans (note 24d)	–	–	–	–	48	48
Shares issued under equity compensation plans (note 30)	–	–	–	–	(18)	(18)
Foreign exchange rate movements	(386)	–	–	59	–	(327)
Aggregate tax effect – shareholders’ tax	–	–	(50)	–	–	(50)
Balance at 31 December 2006	(331)	194	979	78	73	993
Arising in the year:
Fair value gains	–	23	149	–	–	172
Fair value gains transferred to profit on disposals	–	–	(391)	–	–	(391)
Transfer to profit on disposal of subsidiary (note 2b)	3	–	–	–	–	3
Fair value gains transferred to retained earnings on disposals (note 30)	–	(25)	–	–	–	(25)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (note 13a)	–	–	9	–	–	9
Reserves credit for equity compensation plans (note 24d)	–	–	–	–	50	50
Shares issued under equity compensation plans (note 30)	–	–	–	–	(34)	(34)
Foreign exchange rate movements	760	–	–	(141)	–	619
Aggregate tax effect – shareholders’ tax	–	–	73	–	–	73
Balance at 31 December 2007	432	192	819	(63)	89	1,469
Arising in the year:
Fair value losses	–	(37)	(2,344)	–	–	(2,381)
Fair value gains transferred to profit on disposals	–	–	(126)	–	–	(126)
Fair value losses transferred to retained earnings on disposals (note 30)	–	1	–	–	–	1
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 13a & 14a)	–	–	(93)	–	–	(93)
Impairment losses on revalued assets taken to income statement	–	–	830	–	–	830
Reserves credit for equity compensation plans (note 24d)	–	–	–	–	39	39
Shares issued under equity compensation plans (note 30)	–	–	–	–	(15)	(15)
Foreign exchange rate movements	3,222	–	–	(1,040)	–	2,182
Aggregate tax effect – shareholders’ tax	–	1	203	–	–	204
Balance at 31 December 2008	3,654	157	(711)	(1,103)	113	2,110

The above reserves are shown net of minority interests.

Notes to the consolidated financial statements continued

30 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2008 £m	2007 £m	2006 £m
Balance at 1 January	6,338	5,194	2,675
(Loss)/profit for the year attributable to equity shareholders	(915)	1,320	2,249
Actuarial (losses)/gains on pension schemes (note 41e(iv))	(929)	648	(117)
Actuarial losses/(gains) on pension schemes transferred to unallocated
divisible surplus (note 38)	78	(61)	3
Dividends and appropriations (note 10)	(975)	(871)	(762)
Shares issued in lieu of dividends	170	301	203
Shares issued under equity compensation plans (note 29)	15	34	18
Transfer from merger reserve on realisation (note 28)	–	–	871
Shares distributed by employee trusts (note 25)	(6)	–	–
Fair value (losses)/gains realised from reserves (note 29)	(1)	25	9
Aggregate tax effect	31	(252)	45
Balance at 31 December	3,806	6,338	5,194

The shares issued in lieu of dividends are in respect of the transfer to retained earnings from the ordinary dividend account, arising from the treatment of shares issued in lieu of the 2007 final dividend, as explained in note 23(b).

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

31 – Minority interests

This note gives details of the Group’s minority interests and shows the movements during the year.

(a)           Minority interests at 31 December comprised:

	2008 £m	2007 £m	2006 £m
Equity shares in subsidiaries	695	660	419
Share of earnings	673	429	284
Share of other reserves	577	450	308
	1,945	1,539	1,011
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	9	6	6
	2,204	1,795	1,267

(b) Movements in the year comprised:

	2008 £m	2007 £m	2006 £m
Balance at 1 January	1,795	1,267	985
Profit for the year attributable to minority interests	30	178	151
Minority share of movements in other reserves	–	1	1
Foreign exchange rate movements	471	100	(19)
Recognised income and expense attributable to minority interests	501	279	133
Capital contributions from minority shareholders	36	–	397
Minority share of dividends declared in the year	(106)	(66)	(75)
Minority interest in acquired subsidiaries	43	315	(173)
Changes in minority interest in existing subsidiaries	(65)	–	–
Balance at 31 December	2,204	1,795	1,267

Notes to the consolidated financial statements continued

32 – Contract liabilities and associated reinsurance

The following notes explain how we calculate our liabilities to our policyholders for insurance and investment products we have sold to them. Notes 33 and 34 cover these liabilities and note 35 details the financial guarantees and options given for some of these products. Note 36 details the reinsurance recoverables on these liabilities whilst note 37 shows the effects of the assumptions we have changed during the year.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2008			2007
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(156,188)	4,466	(151,722)	(135,312)	4,298	(131,014)
Participating investment contracts	(65,278)	52	(65,226)	(53,609)	22	(53,587)
Non-participating investment contracts	(42,281)	1,047	(41,234)	(44,635)	1,461	(43,174)
	(263,747)	5,565	(258,182)	(233,556)	5,781	(227,775)
Outstanding claims provisions
Long-term business	(907)	145	(762)	(727)	94	(633)
General insurance and health	(11,842)	1,737	(10,105)	(10,842)	1,634	(9,208)
	(12,749)	1,882	(10,867)	(11,569)	1,728	(9,841)
Provisions for claims incurred but not reported	(2,518)	29	(2,489)	(2,099)	29	(2,070)
	(279,014)	7,476	(271,538)	(247,224)	7,538	(239,686)
Provision for unearned premiums	(5,493)	418	(5,075)	(5,484)	511	(4,973)
Provision arising from liability adequacy tests	(13)	–	(13)	(24)	–	(24)
Other technical provisions	–	–	–	(3)	5	2
Totals	(284,520)	7,894	(276,626)	(252,735)	8,054	(244,681)
Less: Amounts classified as held for sale	709	–	709	627	–	627
	(283,811)	7,894	(275,917)	(252,108)	8,054	(244,054)

Notes to the consolidated financial statements continued

33 – Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount
Insurance liabilities at 31 December comprise:

			2008			2007
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	66,863	–	66,863	66,093	–	66,093
Unit-linked non-participating	22,060	–	22,060	20,601	–	20,601
Other non-participating	67,265	–	67,265	48,618	–	48,618
	156,188	–	156,188	135,312	–	135,312
Outstanding claims provisions	907	11,842	12,749	727	10,842	11,569
Provision for claims incurred but not reported	–	2,518	2,518	–	2,099	2,099
	907	14,360	15,267	727	12,941	13,668
Provision for unearned premiums	–	5,493	5,493	–	5,484	5,484
Provision arising from liability adequacy tests	–	13	13	–	24	24
Other technical provisions	–	–	–	–	3	3
Total	157,095	19,866	176,961	136,039	18,452	154,491
Less: Obligations to staff pension schemes transferred to provisions (note 45a)	(1,402)	–	(1,402)	(1,025)	–	(1,025)
Amounts classified as held for sale	–	(709)	(709)	–	(627)	(627)
	155,693	19,157	174,850	135,014	17,825	152,839

(b) Long-term business liabilities

(i) Business description
The Group underwrites long-term business in a number of countries as follows:

–	In the UK mainly in:

–
“with-profit” funds of CGNU Life Assurance (CGNU Life), Commercial Union Life Assurance (CULAC) and the with-profit and Provident Mutual funds of Norwich Union Life & Pensions (NUL&P), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance;

–
“non-profit” funds of Norwich Union Annuity and NUL&P, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by Norwich Union Life & Pensions and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

–
In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

–
In the Netherlands, the balance of profits, after providing appropriate returns for policyholders and after tax, accrues for the benefit of the shareholders. The bases for determining returns for policyholders are complex, but are consistent with methods and criteria followed generally in the Netherlands. In addition, a substantial number of policies provide benefits that are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees.

–
In the United States, there are two main types of business – protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, mainly using the net premium method, modified where necessary to reflect the requirements of the Companies Act.

Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates.

Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts – the net premium method and the gross premium method – both of which involve the discounting of projected premiums and claims.

Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, by margins in the valuation discount rate used.

The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

(a) UK

With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders’ share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.

For a small proportion of business a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

– Maturity Guarantees;

– Guaranteed Annuity Options;

– GMP underpin on Section 32 transfers; and

– Expected payments under Mortgage Endowment Promise.

In the Provident Mutual and With-Profit sub-funds in NUL&P, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.

The principal assumptions underlying the cost of future policy related liabilities are as follows:

Future investment return
A “risk-free” rate equal to the spot yield on UK Government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2008 being 3.58% (2007: 4.72%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available or on a best estimate basis where not. These are term-dependent, with specimen values for ten year terms as follows:

		Volatility
	2008	2007
Equity returns	34.6%	25.5%
Property returns	15%	15%
Fixed interest yields	15.9%	10.9%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

Future regular bonuses
Annual bonus assumptions for 2009 have been set consistently with the year end 2008 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions are set with regard to recent company experience and general industry trends. The mortality tables used in the valuation are summarised below:

		Mortality table used
	2008	2007
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or AM92/AF92
Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Non-profit business
Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.

For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.

Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

Valuation discount rates for business in the non-profit funds are as follows:

	Valuation discount rates
	2008	2007
Assurances
Life conventional non-profit	2.7% to 3.4%	3.1% to 3.9%
Pensions conventional non-profit	3.4% to 3.6%	3.9% to 4.1%
Deferred annuities
Non-profit – in deferment	3.8%	4.3%
Non-profit – in payment	3.4% to 3.6%	3.9% to 4.1%
Annuities in payment
Conventional annuity	3.8% to 5.4%	4.3% to 5.2%
Non-unit reserves
Life	3.0%	3.4%
Pensions	3.7%	4.2%

Mortality assumptions are set with regard to recent company experience and general industry trends. Since 2006, the assurance mortality basis has been reviewed with the aim of harmonising assumptions wherever possible across similar lines of business in order to simplify the basis. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2008	2007
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM80/AF80 or AM92/AF92 or TM92/TF92 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	Nil or AM80/AF80 or AM92/AF92 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

(b) France
The majority of reserves arise from a single premium savings product and is based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

	Valuation discount rates	Mortality tables used
	2008 and 2007	2008 and 2007
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands
On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. For 2008 the yield curve basis has been revised from swap rates to a curve constructed from yields on collateralised AAA bonds.

	Valuation discount rates	Mortality tables used
	2008 and 2007	2008 and 2007
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: based on DNB swap rates)	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: based on DNB swap rates)	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement

(d) United States
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2008 (2007: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2008 was 4.47% (2007: 4.46%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The weighted average interest crediting rates for universal life products were 4.77% in 2008 (2007: 5.45%). The range of interest crediting rates for deferred annuity products, excluding sales inducement payouts, was 2.50% to 6.00% in 2008 (2007: 2.50% to 7.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.

Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

(e) Other countries
In all other countries, local generally-accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the long-term business provisions during the year:

	2008	2007
	£m	£m
Carrying amount at 1 January	135,312	126,614
Provisions in respect of new business	13,414	10,470
Expected change in existing business provisions	(6,423)	(6,280)
Variance between actual and expected experience	(9,401)	(877)
Effect of adjusting to PS06/14 realistic basis	(40)	(60)
Impact of other operating assumption changes	(812)	95
Impact of economic assumption changes	(604)	(909)
Effect of special bonus to with-profit policyholders (note 38b)	–	1,728
Other movements	(527)	(324)
Change in liability recognised as an expense	(4,393)	3,843
Effect of portfolio transfers, acquisitions and disposals	1,872	571
Foreign exchange rate movements	23,397	4,284
Carrying amount at 31 December	156,188	135,312

The variance between actual and expected experience of £9.4 billion was primarily driven by adverse movements in investment markets in 2008, which had a direct or indirect impact on liability values.  Equity and property markets fell significantly and the value of corporate bonds and commercial mortgages were reduced by widened credit spreads.  For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.  Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £9.4 billion variance between actual and expected experience is not a change in assumptions. For participating business a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.  Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in Item 18, “Financial Statements – Note 37 – Effects of changes in assumptions and estimates during the year”, together with the impact of movements in related non-financial assets.

(c) General insurance and health liabilities

(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2008	2007	2008	2007
Netherlands Permanent health and injury	3.82%	3.87%	7 years	8 years
Reinsured London Market business	3.56%	5.00%	8 years	8 years
Latent claims	1.17% to 3.92%	4.51% to 5.21%	9 to 15 years	9 to 15 years

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

The gross outstanding claims provision before discounting was £15,061 million (2007: £13,439 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

(ii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.

Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome from a range of methods and possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not however result in the quantification of a reserve range.

(iii) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2008 £m	2007 £m
Carrying amount at 1 January	12,941	12,504
Impact of changes in assumptions	120	(1)
Claim losses and expenses incurred in the current year	8,720	8,273
Decrease in estimated claim losses and expenses incurred in prior years	(828)	(956)
Exceptional strengthening of general insurance latent claims provisions (see below)	356	–
Incurred claims losses and expenses	8,368	7,316
Less:
Payments made on claims incurred in the current year	(4,682)	(4,408)
Payments made on claims incurred in prior years	(4,307)	(3,686)

Recoveries on claim payments	293	315
Claims payments made in the year, net of recoveries	(8,696)	(7,779)
Unwind of discounting	33	35
Other movements in the claims provisions	(27)	36
Changes in claims reserve recognised as an expense	(322)	(392)
Effect of portfolio transfers, acquisitions and disposals	128	175
Foreign exchange rate movements	1,613	654
Carrying amount at 31 December	14,360	12,941

The effect of changes in the main assumptions is given in note 37.

Discount rate
The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table in section (i) above. The duration of the claims span over 35 years, with the average duration being between 9 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below operating profit as an economic assumption change. The sharp decline in interest rates in the second half of 2008 has resulted in an increase in the net discounted provision of £94 million.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

Exceptional strengthening of latent claims provisions
Separately and in addition to the decision to discount latent claims, our estimation of latent claims reserves in 2008 has been revised to reflect increasing market trends observed in mesothelioma claims. The majority of the Group’s latent claims reserves relate to mesothelioma based risks in the UK.

The Institute of Actuaries’ Asbestos Working Party report in 2008 contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims has been fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million comprises £668 million on an undiscounted basis and discounting of £364 million. Due to its size and the fact that this related to discontinued business, this one-off strengthening has been reported as an exceptional item below operating profit.

Whilst this is a significant step change, it should be noted that this reflects the long-term impact of the settlement of latent claims currently running at £30 million per annum, of which £25 million related to mesothelioma. The number of claims is currently predicted to rise slightly in the period to 2015 and then diminish slowly over the next 30 years to 2045.

(d) Loss development tables

(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2008. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2008 £5,715 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,056 million at 31 December 2008.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

In 2005, the year of adoption of IFRS, only five years were required to be disclosed. This is being increased in each succeeding additional year, until ten years of information is included.

The Group aims to maintain strong reserves in respect of its non-life and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movement tables in section (iii) Movements above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2008) where the development of claims is less mature and there is greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2007 were:

•
£440 million from the UK, the main components of which were an improved trend in bodily injury claims settlement experience, resulting in releases from personal motor, mainly accident years 2003 to 2005, and commercial motor, operational claims initiatives in 2007 to keep down claim costs and legal expenses on prior year open claims, additional reinsurance recoveries and case estimate savings as a result of  decommissioning legacy systems releasing amounts previously held for pleural plaque claims and favourable development on commercial liability claims from accident years 1998 to 2006.

•	£130 million from Ireland mainly due to lower than expected costs of settling motor and commercial liability claims.

•	£173 million from the Netherlands due to continued releases from disability provisions and better than anticipated claims settlement experience.

•	£52 million from Canada mainly due to favourable experience on personal motor claims and various mandatory auto residual market pools.

•
£137 million from prior year health insurance provisions, £130 million of which related to the Netherlands health insurance business, included within which is £53 million due to refunds  from prior year claim over payments. In addition, greater certainty regarding ultimate claim costs in the health insurance market also led to releases.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

Key elements of the release from prior accident year general insurance and health net provisions during 2008 were:

•
£285 million from the UK, mainly due to an improved trend in bodily injury experience on both personal and commercial motor, favourable experience on commercial liability and a reduction in public liability average claim costs.

•	£312 million from Europe mainly due to lower than expected IBNR and costs of settling motor and commercial liability claims.

•	£111 million from Canada mainly due to favourable motor bodily injury experience.

•	£89 million from prior year health insurance provisions.

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)
Five years later		(6,121)	(5,618)	(5,409)
Six years later		(6,223)	(5,715)
Seven years later		(6,294)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468
Two years later		6,775	6,287	6,124	6,371	6,813	7,243
Three years later		6,798	6,257	6,036	6,178	6,679
Four years later		6,754	6,205	5,932	6,008
Five years later		6,679	6,122	5,853
Six years later		6,630	6,056
Seven years later		6,576
Estimate of gross ultimate claims		6,576	6,056	5,853	6,008	6,679	7,243	8,468	9,508
Cumulative payments		(6,294)	(5,715)	(5,409)	(5,448)	(5,784)	(5,971)	(6,676)	(4,915)
	3,600	282	341	444	560	895	1,272	1,792	4,593	13,779
Effect of discounting	(661)	(4)	(4)	(4)	(2)	(3)	(4)	(7)	(12)	(701)
Present value	2,939	278	337	440	558	892	1,268	1,785	4,581	13,078
Cumulative effect of foreign exchange movements	–	56	70	129	130	165	240	231	–	1,021
Effect of acquisitions	–	12	12	66	21	31	35	60	24	261
Present value recognised in the statement of financial position	2,939	346	419	635	709	1,088	1,543	2,076	4,605	14,360

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)
Five years later		(5,763)	(5,424)	(5,325)
Six years later		(5,841)	(5,508)
Seven years later		(5,896)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302
Two years later		6,321	5,997	6,037	6,082	6,688	7,104
Three years later		6,329	5,973	5,942	5,882	6,544
Four years later		6,286	5,912	5,851	5,709
Five years later		6,219	5,855	5,772
Six years later		6,173	5,786
Seven years later		6,109
Estimate of net ultimate claims		6,109	5,786	5,772	5,709	6,544	7,104	8,302	9,262
Cumulative payments		(5,896)	(5,508)	(5,325)	(5,163)	(5,671)	(5,881)	(6,542)	(4,808)
	2,100	213	278	447	546	873	1,223	1,760	4,454	11,894
Effect of discounting	(409)	(4)	(4)	(4)	(2)	(3)	(4)	(6)	(11)	(447)
Present value	1,691	209	274	443	544	870	1,219	1,754	4,443	11,447
Cumulative effect of foreign exchange movements	–	42	63	115	123	153	224	220	–	940
Effect of acquisitions	–	10	10	43	19	26	29	44	26	207
Present value recognised in the statement of financial position	1,691	261	347	601	686	1,049	1,472	2,018	4,469	12,594

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as “paid” at the date of disposal.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2008 were £1,019 million (2007: £323 million). The movement in the year reflects exceptional strengthening of provisions by £668 million due to the increased market trend in mesothelioma claim notifications, other strengthening of £16 million (2007: £20 million), foreign exchange rate movements and timing differences between claim payments and reinsurance recoveries.

Notes to the consolidated financial statements continued

33 – Insurance liabilities continued

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2008 £m	2007 £m
Carrying amount at 1 January	5,484	5,182
Premiums written during the year	11,934	11,369
Less: Premiums earned during the year	(12,322)	(11,345)
Changes in UPR recognised as (income)/expense	(388)	24
Gross portfolio transfers and acquisitions	(11)	87
Foreign exchange rate movements	408	191
Carrying amount at 31 December	5,493	5,484

34 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount
The liability for investment contracts at 31 December comprised:

	2008 £m	2007 £m
Long-term business
Participating contracts	65,278	53,609
Non-participating contracts at fair value	39,509	43,608
Non-participating contracts at amortised cost	2,772	1,027
	42,281	44,635
Total	107,559	98,244

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note 33. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus. Guarantees on long-term investment products are discussed in note 35.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.

Most non-participating investment contracts measured at fair value are unit-linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. For this business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note 21 and the deferred income liability is shown in note 44.

Notes to the consolidated financial statements continued

34 – Liability for investment contracts continued

In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may be terminated by Aviva at any time. The weighted average interest rates for fixed-rate and floating-rate funding agreements in 2008 were 4.89% and 2.58% (2007: 5.21% and 5.15%) respectively. The funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows, and for new business in 2008 are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

(c) Movements in the year
The following movements have occurred in the year:

(i) Participating investment contracts

	2008 £m	2007 £m
Carrying amount at 1 January	53,609	49,400
Provisions in respect of new business	3,391	3,009
Expected change in existing business provisions	(1,909)	(1,978)
Variance between actual and expected experience	(4,661)	(404)
Impact of operating assumption changes	(166)	(3)
Impact of economic assumption changes	244	178
Effect of special bonus to with-profit policyholders (note 38b)	–	399
Other movements	13	(176)
Change in liability recognised as an expense	(3,088)	1,025
Effect of portfolio transfers, acquisitions and disposals	2,181	–
Foreign exchange rate movements	12,576	3,184
Carrying amount at 31 December	65,278	53,609

The variance between actual and expected experience of £4.7 billion was primarily driven by adverse movements in investment markets in 2008, which had a direct or indirect impact on liability values.  Equity and property markets fell significantly and the value of corporate bonds and commercial mortgages were reduced by widened credit spreads.  For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.  Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £4.7 billion variance between actual and expected experience is not a change in assumptions. For participating business a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.  Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in Item 18, “Financial Statements – Note 37 – Effects of changes in assumptions and estimates during the year”, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2008 £m	2007 £m
Carrying amount at 1 January	44,635	38,958
Provisions in respect of new business	5,314	8,575
Expected change in existing business provisions	(2,273)	(1,094)
Variance between actual and expected experience	(9,503)	(3,231)
Impact of operating assumption changes	(28)	(2)
Impact of economic assumption changes	5	20
Other movements	(169)	61
Change in liability	(6,654)	4,329
Effect of portfolio transfers, acquisitions and disposals	(14)	254
Foreign exchange rate movements	4,314	1,094
Carrying amount at 31 December	42,281	44,635

Notes to the consolidated financial statements continued

34 – Liability for investment contracts continued

The variance between actual and expected experience of £9.5 billion was primarily driven by adverse movements in investment markets in 2008, which had a direct or indirect impact on liability values.  Equity and property markets fell significantly and the value of corporate bonds and commercial mortgages were reduced by widened credit spreads.  For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.  Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities.  The £9.5 billion variance between actual and expected experience is not a change in assumptions. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in Item 18, “Financial Statements – Note 37 – Effects of changes in assumptions and estimates during the year”, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

35 – Financial guarantees and options

This note details the financial guarantees and options we have given for some of our insurance and investment products.

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products. Further information on assumptions is given in notes 33 and 34.

(a) UK Life with-profit business
In the UK, life insurers are required to comply with the FSA’s realistic reporting regime for their with-profit funds for the calculation of FSA liabilities. Under the FSA’s rules, provision for guarantees and options within realistic liabilities must be measured at fair value, using market-consistent stochastic models. A stochastic approach includes measuring the time value of guarantees and options, which represents the additional cost arising from uncertainty surrounding future economic conditions.

The material guarantees and options to which this provision relates are:

(i) Maturity value guarantees
Substantially all of the conventional with-profit business and a significant proportion of unitised with-profit business have minimum maturity values reflecting the sums assured plus declared annual bonus. In addition, the guarantee fund has offered maturity value guarantees on certain unit-linked products. For some unitised with-profit life contracts the amount paid after the fifth policy anniversary is guaranteed to be at least as high as the premium paid increased in line with the rise in RPI/CPI.

(ii) No market valuation reduction (MVR) guarantees
For unitised business, there are a number of circumstances where a “no MVR” guarantee is applied, for example on certain policy anniversaries, guaranteeing that no market value reduction will be applied to reflect the difference between the accumulated value of units and the market value of the underlying assets.

(iii) Guaranteed annuity options
The Group’s UK with-profit funds have written individual and group pension contracts which contain guaranteed annuity rate options (GAOs), where the policyholder has the option to take the benefits from a policy in the form of an annuity based on guaranteed conversion rates. The Group also has exposure to GAOs and similar options on deferred annuities. Realistic liabilities for GAOs in the UK with-profits funds were £1,093 million at 31 December 2008 (2007: £1,161 million).  Movements in the realistic liabilities in the with-profits funds are offset by a corresponding movement in the unallocated divisible surplus with no net impact on IFRS profit.

(iv) Guaranteed minimum pension
The Group’s UK with-profit funds also have certain policies that contain a guaranteed minimum level of pensions as part of the condition of the original transfer from state benefits to the policy.

In addition, while these do not constitute guarantees, the with-profit fund companies have made promises to certain policyholders in relation to their with-profit mortgage endowments. Subject to certain conditions, top-up payments will be made on these policies at maturity to meet the mortgage value up to a maximum of the 31 December 1999 illustrated shortfall.

(b) UK Life non-profit business

The Group’s UK non-profit funds are evaluated by reference to statutory reserving rules, including changes introduced in 2006 under FSA Policy Statement 06/14 Prudential Changes for Insurers.

Notes to the consolidated financial statements continued

35 – Financial guarantees and options continued

(i) Guaranteed annuity options
Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £27 million at 31 December 2008 (2007: £36 million).

(ii) Guaranteed unit price on certain products
Certain unit-linked pension products linked to long-term life insurance funds provide policyholders with guaranteed benefits at retirement or death. No additional provision is made for this guarantee as the investment management strategy for these funds is designed to ensure that the guarantee can be met from the fund, mitigating the impact of large falls in investment values and interest rates.

(c) Overseas life businesses
In addition to guarantees written in the Group’s UK life businesses, our overseas businesses have also written contracts containing guarantees and options. Details of the significant guarantees and options provided by overseas life businesses are set out below.

(i) France

Guaranteed surrender value and guaranteed minimum bonuses
Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, “Provision pour Aléas Financiers” (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2008.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £33 billion at 31 December 2008(2007: £24 billion). The guaranteed bonus on this contract equals 75% of the average of the last two years’ declared bonus rates and was 3.66% for 2008 (2007: 3.64%) compared with an accounting income from the fund of 4.85% (2007: 4.92%).

Non-AFER contracts with guaranteed surrender values had liabilities of £12 billion (2007: £8 billion) at 31 December 2008 and all guaranteed annual bonus rates are between 0% and 4.5%. For non-AFER business, the accounting income return exceeded guaranteed bonus rates in 2008.

Guaranteed death and maturity benefits
In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2008 for this guarantee is £113 million (2007: £30 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2008, total sums at risk for these contracts were £1,279 million (2007: £63 million) out of total unit-linked funds of £14 billion (2007: £15 billion). The average age of policyholders was approximately 53. It is estimated that this liability would increase by £59 million (2007: £17 million) if yields were to decrease by 1% per annum and by £22 million (2007: £7 million) if equity markets were to decline by 10% from year end 2008 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Netherlands

Guaranteed minimum return at maturity
In the Netherlands, it is market practice to guarantee a minimum return at maturity on traditional savings and pension contracts. Guarantees on older lines of business are 4% per annum while, for business written since 1 September 1999, the guarantee is 3% per annum. On Group pensions business, it is often possible to recapture guarantee costs through adjustments to surrender values or to premium rates.

On transition to IFRS, Delta Lloyd changed the reserving basis for most traditional contracts to reflect current market interest rates, for consistency with the reporting of assets at market value. The cost of meeting interest rate guarantees is allowed for directly in the liabilities. Although most traditional contracts are valued at market interest rate, the split by level of guarantee shown below is according to the original underlying guarantee.

The total liabilities for traditional business at 31 December 2008 are £14 billion (2007: £10 billion) analysed as follows:

Notes to the consolidated financial statements continued

35 – Financial guarantees and options continued

	Liabilities 3% guarantee 31 December 2008 £m	Liabilities 3% guarantee 31 December 2007 £m	Liabilities 4% guarantee 31 December 2008 £m	Liabilities 4% guarantee 31 December 2007 £m
Individual	2,214	1,387	4,684	3,671
Group pensions	689	485	6,804	3,993
Total	2,903	1,872	11,488	7,664

Delta Lloyd has certain unit-linked contracts which provide a guaranteed minimum return at maturity from 4% pa to 2% pa. Provisions consist of unit values plus an additional reserve for the guarantee. The additional provision for the guarantee was £226 million (2007: £70 million). An additional provision of £121 million (2007: £19 million) in respect of investment return guarantees on group segregated fund business is held. It is estimated that the provision would increase by £255 million (2007: £211 million) if yields were to reduce by 1% pa and by £56 million (2007: £21 million) if equity markets were to decline by 10% from year end 2008 levels.

(iii) Ireland

Guaranteed annuity options
Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £180 million (2007: £160 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are “in the money” at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of reinsurance, using derivatives (swaptions). The swaptions effectively guarantee that an interest rate of 5% will be available at the vesting date of these benefits so there is reduced exposure to a further decrease in interest rates.

“No MVR” guarantees
Certain unitised with-profit policies containing “no MVR” guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees are currently “in-the-money” by £16 million (2007:”out-of-the-money” by £53 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. It is estimated that the guarantees would be “in-the-money” by £16 million (2007: “out-of-the-money” by £46 million) if yields were to increase by 1% per annum and by £16 million (2007: “out-of-the-money” by £29 million) if equity markets were to decline by 10% from year end 2008 levels. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee
Until 2005, Hibernian Life wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The provision for these over and above unit and sterling reserves, at the end of 2008 is £18 million (2007: £0.1 million).

It is estimated that the provision would increase by £4 million (2007: £1 million) if equity markets were to decline by 10% from the year end 2008 levels. However, the provision increase would be broadly off-set by an increase in the value of the hedging assets that were set up on sale of these policies. We would not expect any significant impact on this provision as a result of interest rate movements. It is estimated that the provision would increase by £2 million if property values were to decline by 10% from year end 2008 levels. This would be offset by an increase in the value of the hedging assets by £1 million, the difference reflecting the fact that only the second tranche was hedged for property exposure.

(iv) Spain and Italy

Guaranteed investment returns and guaranteed surrender values
The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2008, total liabilities for the Spanish business were £5 billion (2007: £4 billion) with a further reserve of £19 million (2007: £16 million) for guarantees. Total liabilities for the Italian business were £5 billion (2007:£4 billion), with a further provision of £55 million (2007: £48 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £59 million (2007: £66 million) in Spain and £5 million (2007: £14 million) in Italy if interest rates fell by 1% from end 2008 values.

Notes to the consolidated financial statements continued

35 – Financial guarantees and options continued

(v) United States

Indexed and total return strategy products
In the United States, the Group writes indexed life and deferred annuity products. These products guarantee the return of principal to the policyholder and credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index. A portion of each premium is used to purchase derivatives to hedge the growth in interest credited to the policyholder. The derivatives held by the Group and the options embedded in the policy are both carried at fair value.

The US Treasury swap curve plus a risk adjustment of 5.30% (2007: 1.05%) is used as the discount rate to calculate the fair value of the embedded options. The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default.  The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2008 is £514 million, and is principally attributable to market factors rather than instrument specific credit risk. There were no significant gains or losses attributable to the risk adjustment or instrument specific credit risk for these embedded options in 2007. At 31 December 2008, the total liabilities for indexed products were £15 billion (2007: £8 billion), including liabilities for the embedded option of £1.9 billion (2007: £1.2 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £138 million (2007: £89 million) and, if interest rates were to decrease by 1%, the provision would increase by £155 million (2007: £86 million).

The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2008, the liabilities for total return strategy products were £1.5 billion (2007: £1.2 billion).

The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2008, a total of £3.2 billion (2007: £0.7 billion) in indexed deferred annuities have elected this benefit taking steps to guarantee retirement income.

(d) Sensitivity
In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Notes to the consolidated financial statements continued

36 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2008 £m	2007 £m
Long-term business
Insurance contracts	4,466	4,298
Participating investment contracts	52	22
Non-participating investment contracts	1,047	1,461
Outstanding claims provisions	145	94
	5,710	5,875
General insurance and health
Outstanding claims provisions	1,737	1,634
Provisions for claims incurred but not reported	29	29
	1,766	1,663
Provision for unearned premiums	418	511
Other technical provisions	–	5
	2,184	2,179
Total	7,894	8,054

Of the above total, £6,097 million (2007: £4,796 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts.

Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2008 £m	2007 £m
Carrying amount at 1 January	5,781	5,534
Asset in respect of new business	235	216
Expected change in existing business asset	243	(124)
Variance between actual and expected experience	(1,141)	52
Impact of other operating assumption changes	(761)	14
Impact of economic assumption changes	306	(122)
Other movements	(231)	(40)
Change in asset	(1,349)	(4)
Effect of portfolio transfers, acquisitions and disposals	140	24
Foreign exchange rate movements	993	227
Carrying amount at 31 December	5,565	5,781

The variance between actual and expected experience of £1.1 billion was primarily driven by adverse movements in investment markets in 2008, which had an impact on the value of reinsured contracts.  Equity and property markets fell significantly and the value of corporate bonds and commercial mortgages were reduced by widened credit spreads.  For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.  Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

Notes to the consolidated financial statements continued

36 – Reinsurance assets continued

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.  Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in Item 18, “Financial Statements – Note 37 – Effects of changes in assumptions and estimates during the year”, together with the impact of movements in related liabilities and other non-financial assets.

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2008 £m	2007 £m
Carrying amount at 1 January	1,663	1,677
Impact of changes in assumptions	21	–
Exceptional strengthening of latent claims provisions (see below)	52	–
Reinsurers’ share of claim losses and expenses
Incurred in current year	228	169
Incurred in prior years	12	12
Reinsurers’ share of incurred claim losses and expenses	240	181
Less:
Reinsurance recoveries received on claims
Incurred in current year	(107)	(75)
Incurred in prior years	(257)	(223)
Reinsurance recoveries received in the year	(364)	(298)
Unwind of discounting	24	26
Change in reinsurance asset recognised as income	(27)	(91)
Effect of portfolio transfers, acquisitions and disposals	27	39
Foreign exchange rate movements	105	42
Other movements	(2)	(4)
	1,766	1,663

The one-off strengthening of latent claims reserves during 2008, described in note 33(c)(iii), resulted in an increase in the reinsurers’ share of claims and losses of £52 million.

(iii) Reinsurers’ share of the provision for unearned premiums (UPR)

	2008 £m	2007 £m
Carrying amount at 1 January	511	484
Premiums ceded to reinsurers in the year	798	800
Less: Reinsurers’ share of premiums earned during the year	(909)	(797)
Changes in reinsurance asset recognised as income	(111)	3
Reinsurers’ share of portfolio transfers and acquisitions	8	18
Foreign exchange rate movements	10	6
Carrying amount at 31 December	418	511

Notes to the consolidated financial statements continued

37 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2007 to 2008, and this affected the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes.

This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2008 £m	Effect on profit 2007 £m	Effect on profit 2006 £m
Assumptions
Long-term insurance business
Interest rates	(521)	850	947
Expenses	24	(13)	16
Persistency rates	2	(2)	45
Mortality for assurance contracts	44	16	25
Mortality for annuity contracts	26	11	60
Tax and other assumptions	93	60	(17)
Investment contracts
Interest rates	(75)	12	23
Expenses	(27)	5	87
Persistency rates	2	–	2
Tax and other assumptions	36	7	(4)
General insurance and health business
Change in loss ratio assumptions	(1)	–	(2)
Change in discount rate assumptions	(94)	3	–
Change in expense ratio assumptions	–	(4)	–
Total	(491)	945	1,182

The impact of interest rates for long-term business relates primarily to the UK, Ireland and the Netherlands, driven by the market level of risk-free rates. Lower valuation interest rates in 2008 had the effect of increasing liabilities for traditional business and hence a negative impact on profit. This follows an increase in market interest rates in 2007 which had the reverse effect. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

Favourable impacts from expense and mortality assumption changes for insurance contracts relate mainly to the UK. Other assumption changes include further implementation of FSA Policy Statement PS06/14 for non-profit business and expense inflation adjustments in the UK, and reserve releases in Asia, partly offset by compensation for unit-linked policies in the Netherlands.

Notes to the consolidated financial statements continued

38 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.

(a) Movements

The following movements have occurred in the year:

	2008 £m	2007 £m
Carrying amount at 1 January	6,785	9,465
Change in participating contract assets	(12,022)	2,463
Change in participating contract liabilities	7,699	(3,244)
Effect of special bonus to with-profit policyholders (see below)	(89)	(2,127)
Other movements	(70)	(14)
Change in liability recognised as an expense	(4,482)	(2,922)
Effect of portfolio transfers, acquisitions and disposals	–	3
Movement in respect of change in pension scheme deficit (note 41c(i))	(78)	61
Foreign exchange rate movements	88	173
Other movements	12	5
Carrying amount at 31 December	2,325	6,785

In France, Italy and Spain the UDS balances were £924 million negative in total at 31 December 2008 (2007: £116 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. In each case the negative balance is considered to be recoverable from margins in the existing participating business liabilities.

(b) Special bonus declared by UK Life business

On 5 February 2008, the Group’s UK long-term business operation, Norwich Union Life, announced a one-off, special bonus worth an estimated £2.3 billion, benefiting around 1.1 million with-profit policyholders in its CGNU Life and CULAC with-profit funds. The bonus is being used to enhance policy values by around 10% in total, in three instalments, with the qualifying dates being 1 January 2008, 1 January 2009 and 1 January 2010. In accordance with the way the funds are managed, the bonus distribution is being split on a 90/10 basis between policyholders and shareholders. Over the three years, policyholders will receive a total currently estimated as £2,127 million and shareholders will receive a total currently estimated as £236 million.

As explained in accounting policies E and J, the Group’s insurance and participating investment contract liabilities are measured in accordance with IFRS 4, Insurance Contracts, and FRS 27, Life Assurance. The latter requires liabilities for with-profit funds falling within the scope of the UK’s Financial Services Authority’s capital regime to be determined in accordance with this regime, adjusted to remove the shareholders’ share of future bonuses. This required us to recognise planned discretionary bonuses within policyholder liabilities at 31 December 2007, even if there was no constructive obligation at the time. As a result of the announcement made above, a transfer of £2,127 million was made in 2007 from the UDS in order to increase insurance liabilities by £1,728 million (note 33(b)) and participating investment contract liabilities by £399 million (note 34(c)). Of the £236 million due to shareholders, £89 million has been transferred from the UDS in 2008 (2007: £nil).

Notes to the consolidated financial statements continued

39 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position, and explains the movements in these balances in the year.

(a) Current tax
Current tax assets and liabilities payable in more than one year are £230 million and £362 million (2007: £223 million and £769 million).

The taxation of foreign profits and worldwide debt cap rules has been the subject of consultation for some considerable time and HMRC are expected to announce measures in the Finance Bill 2009. It is not possible to quantify the impact of these measures at the statement of financial position date.

(b) Deferred tax
(i) The balances at 31 December comprise:

	2008 £m	2007 £m
Deferred tax assets	2,642	590
Deferred tax liabilities	(3,020)	(2,532)
Net deferred tax liability	(378)	(1,942)

(ii) The net deferred tax liability arises on the following items:

	2008 £m	2007 £m
Long-term business technical provisions and other insurance items	467	905
Deferred acquisition costs	(769)	(170)
Unrealised gains/(losses) on investments	724	(1,577)
Pensions and other post-retirement obligations	109	79
Unused losses and tax credits	702	465
Subsidiaries, associates and joint ventures	6	(194)
Intangibles and additional value of in-force long-term business	(1,090)	(811)
Provisions and other temporary differences	(527)	(639)
Net deferred tax liability	(378)	(1,942)

Notes to the consolidated financial statements continued

39 – Tax assets and liabilities continued

(iii) The movement in the net deferred tax liability was as follows:

	2008 £m	2007 £m
Net liability at 1 January	(1,942)	(1,878)
Acquisition and disposal of subsidiaries	(13)	(185)
Amounts credited to profit (note 8a)	1,726	442
Amounts credited/(charged) to other comprehensive income (note 8b)	219	(198)
Exchange differences	(101)	(37)
Other movements	(267)	(86)
Net liability at 31 December	(378)	(1,942)

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future profits will be available. Where this is the case the directors have relied on business plans supporting future profits.

The Group has unrecognised tax losses and other temporary differences of £2,961 million (2007: £1,805 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £279 million will expire in the next 5-15 years. The remaining losses have no expiry date.

In addition, the Group has an unrecognised capital loss of £556 million (2007: £409 million). This tax loss can be offset against future capital gains and has no expiry date.

Deferred tax liabilities of £912 million (2007: £666 million) have not been established for temporary differences associated with investments in subsidiaries and interests in joint ventures and associates (including tax payable on remittance of overseas retained earnings) because the Group can control the timing of the reversal of these differences and it is probable that they will not reverse in the foreseeable future. Such unremitted earnings totalled £6,121 million at 31 December 2008 (2007: £4,258 million).

40 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2008 £m	2007 £m
Obligations to staff pension schemes (note 41e(vii))	2,015	1,230
Restructuring provision	253	135
Other provisions	722	572
Less amounts held for sale	(6)	–
Total	2,984	1,937

Of the total, £2,328 million (2007: £1,277 million) is expected to be settled more than one year after the statement of financial position date.

Notes to the consolidated financial statements continued

40 – Provisions continued

(b) Movements on restructuring and other provisions

	Restructuring provision £m	Other provisions £m	Total £m
At 1 January 2007	234	501	735
Additional provisions	198	174	372
Unused amounts reversed	–	(11)	(11)
Change in the discounted amount arising from passage of time	–	5	5
Charge to income statement	198	168	366
Utilised during the year	(300)	(101)	(401)
Acquisition of subsidiaries	–	1	1
Foreign exchange rate movements	3	3	6
At 31 December 2007	135	572	707
Additional provisions	355	307	662
Unused amounts reversed	(9)	(73)	(82)
Change in the discounted amount arising from passage of time	–	5	5
Charge to income statement	346	239	585
Utilised during the year	(248)	(193)	(441)
Acquisition of subsidiaries	–	39	39
Foreign exchange rate movements	20	65	85
At 31 December 2008	253	722	975

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.

41 – Pension obligations

This note describes the Group’s pension arrangements for its employees and explains how our obligations to these schemes are calculated.

(a) Introduction

The Group operates a large number of defined benefit and defined contribution pension schemes around the world. The only material defined benefit schemes are in the UK, the Netherlands, Canada and Ireland and, of these, the main UK scheme is by far the largest.

The assets of the main UK, Irish and Canadian schemes are held in separate trustee-administered funds to meet long-term pension liabilities to past and present employees. In the Netherlands, the main scheme is held in a separate foundation which invests in the life funds of the Group. In all schemes, the appointment of trustees of the funds is determined by their trust documentation, and they are required to act in the best interests of the schemes’ beneficiaries. The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes.

A full actuarial valuation of each of the defined benefit schemes is carried out at least every three years for the benefit of scheme trustees and members. Actuarial reports have been submitted for each scheme within this period, using appropriate methods for the respective countries on local funding bases.

(b) Membership
The number of scheme members at 31 December 2008 was as follows:

	United Kingdom		Netherlands		Canada		Ireland
	2008 Number	2007 Number	2008 Number	2007 Number	2008 Number	2007 Number	2008 Number	2007 Number
Active members	9,972	10,532	4,920	5,048	889	960	1,180	1,157
Deferred members	53,376	53,953	5,739	5,015	529	617	842	830
Pensioners	27,749	27,176	3,014	2,815	1,280	1,350	682	674
Total members	91,097	91,661	13,673	12,878	2,698	2,927	2,704	2,661

Notes to the consolidated financial statements continued

41 – Pension obligations continued

(c) Main UK scheme
In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme. New entrants join the defined contribution section of the ASPS, as the defined benefit section is closed to new employees. This scheme is operated by a trustee company, with 11 trustee directors, comprising representatives of the employers, staff, pensioners and an independent trustee (referred to below as the trustees).

(i) Defined benefit section of the ASPS
The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed. At 31 March 2006, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, of £1,019 million. The Company has agreed with the trustees a funding plan through to March 2014, over which it will aim to eliminate the funding deficit. Funding levels are monitored on an annual basis.

The employing companies’ contributions to the defined benefit section of the ASPS throughout 2008 were 39% of employees’ pensionable salaries, together with the cost of redundancies during the year, and additional deficit funding payments totalling £369 million. As this section of the scheme is closed to new entrants and the contribution rate is determined using the projected unit credit method, it is expected that the percentage cost of providing future service benefits will continue to increase as the membership ages, leading to higher pension costs, and the number of members falls, leading to a higher charge per member. The employers’ contribution rate for 2009 has therefore been increased to 41% of pensionable salaries (expected to be £147 million), pending finalisation of the March 2009 valuation. Active members of this section of the ASPS contribute 5% of their pensionable salaries, increasing to either 6% or 7.5% from 1 July 2009.

In 2006, the Group’s UK life business carried out an investigation into the allocation of costs in respect of funding the ASPS, to identify the deficit that arose in respect of accruals prior to the introduction of the current management services agreements (MSAs) and to propose a split between individual product companies based on an allocation of the deficit into pre- and post-MSA amounts. The results of this review were agreed by the relevant company boards and accepted by the UK regulator. Consequently, with effect from 1 January 2006, the Company’s UK with-profit product companies are liable for a share, currently 12%, of the additional payments for deficit funding referred to above. This has resulted in movements between the unallocated divisible surplus (UDS) and retained earnings via the statement of recognised income of £78 million in 2008 (2007: £61 million) to reflect actuarial movements in the deficit during the year and therefore a change in the amount recoverable from the with-profit product companies.

(ii) Defined contribution (money purchase) section of the ASPS
The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. The employers’ contribution rates for members of the defined contribution section throughout 2008 were 8% of pensionable salaries, together with further contributions up to 4% where members contribute, and the cost of the death-in-service benefits. These contribution rates are unchanged for 2009.

(d) Charges to the income statement
The total pension costs of the Group’s defined benefit and defined contribution schemes were:

	2008 £m	2007 £m	2006 £m
UK defined benefit schemes	115	137	150
Overseas defined benefit schemes	60	54	63
Total defined benefit schemes (note 7)	175	191	213
UK defined contribution schemes	39	44	51
Overseas defined contribution schemes	19	19	20
Total defined contribution schemes (note 7)	58	63	71
	233	254	284

There were no significant contributions outstanding or prepaid as at either 31 December 2008, 2007 or 2006.

Notes to the consolidated financial statements continued

41 – Pension obligations continued

(e) IAS 19 disclosures
Disclosures under IAS 19 for the material defined benefit schemes in the UK, the Netherlands, Canada and Ireland are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2009 are expected to be £241 million.

(i) Assumptions on scheme liabilities

The projected unit credit method
The inherent uncertainties affecting the measurement of scheme liabilities require these to be measured on an actuarial basis. This involves discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. This is an accrued benefits valuation method which calculates the past service liability to members and makes allowance for their projected future earnings. It is based on a number of actuarial assumptions, which vary according to the economic conditions of the countries in which the relevant businesses are situated, and changes in these assumptions can materially affect the measurement of the pension obligations.

Alternative measurement methods
There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an ongoing approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However, there are only a limited number of organisations that would be able to offer these options for schemes of the size of those in our Group. The full buy-out cost would only be known if quotes were obtained from such organisations but, to illustrate the cost of a buy-out valuation, an estimate for the main UK scheme is that the year end liabilities of £6.8 billion could be valued some £3.7 billion higher, at £10.5 billion.

There is a small buy-out market in Ireland, largely restricted to pensions currently in payment and it is not clear whether current capacity would enable an immediate buy-out of our Irish pension liabilities at present. The Canadian defined benefit plan’s liabilities represent the likely limit on what the Canadian group annuity market could absorb at normal competitive group annuity prices if the entire plan were subject to a buy-out valuation. There is in fact a reasonably high chance that only a portion of the plan’s liabilities could be absorbed in one tranche. IAS 19 requires us to use the projected unit credit method to measure our pension scheme liabilities. Neither of the alternative methods is considered appropriate in presenting fairly the Group’s obligations to the members of its pension schemes on an ongoing basis, so they are not considered further.

Valuations and assumptions
The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2008. Scheme assets are stated at their fair values at 31 December 2008.

Notes to the consolidated financial statements continued

41 – Pension obligations continued

The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK			Netherlands			Canada		Ireland
	2008	2007	2008		2007		2008	2007	2008	2007
Inflation rate	2.9%	3.4%	2.0%		2.0%		2.5%	2.5%	2.0%	2.5%
General salary increases	4.7%	5.2%	3.0%	*	3.0%	*	3.75%	3.75%	3.75%	4.25%
Pension increases	3.1%	3.4%	2.0%/ 1.3%	**	2.0%/2.4%	**	1.25%	1.25%	2.0%	2.4%
Deferred pension increases	3.1%	3.4%	2.0%/ 1.3%	**	2.0/%2.4%	**	–	–	2.0%	2.4%
Discount rate	6.2%	5.8%	5.7%		5.5%		6.75%	5.25%	5.9%	5.6%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds				AA-rated corporate bonds		AA-rated corporate bonds
*Age-related scale increases plus 3% (2007: 3%).
**2.0% until 2011 and 1.3% thereafter (2007: 2.0% and 2.4% respectively).

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.4 billion and the service cost for the year by £24 million.

Mortality assumptions
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

The mortality tables, average life expectancy and pension duration used at 31 December 2008 for scheme members are as follows:

		Life expectancy/pension duration at NRA of a male			Life expectancy/pension duration at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK	PA92U2009MC with a one year age rating
	deduction and including an allowance for		89.3	92.2	91.7	93.8
	future improvements	60	(29.3)	(32.2)	(31.7)	(33.8)

Netherlands	CRC8b, which includes allowance for		83.3	84.9	86.1	86.8
	future improvements up to 2050	65	(18.3)	(19.9)	(21.1)	(21.8)

Canada	UP1994 projected to 2015,		84.0	84.0	86.6	86.6
	using Scale AA	65	(19.0)	(19.0)	(21.6)	(21.6)

Ireland	PA92C2020 (current pensioners)/
	2040 (future pensioners) with allowance		84.4	85.7	87.4	88.7
	for future improvements	65	(19.4)	(20.7)	(22.4)	(23.7)

The assumptions above are based on commonly-used mortality tables. In the UK, the standard mortality tables have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s medium cohort projection table and incorporating underpins to the rate of future improvement equal to 1.5% p.a. for males and 1.0% p.a. for females. The effect of assuming all members were one year younger would increase the above schemes’ liabilities by £180 million and the service cost for the year by £18 million.

Notes to the consolidated financial statements continued

41 – Pension obligations continued

The scheme liabilities have an average duration of between 20 and 23 years in the UK schemes and between 12 and 17 years in the overseas schemes.

(ii) Assumptions on scheme assets

The expected rates of return on the schemes’ assets are:

		UK		Netherlands		Canada		Ireland
	2009	2008	2009	2008	2009	2008	2009	2008
Equities	6.3%	9.2%	6.0%	7.2%	4.5%	7.7%	6.0%	8.3%
Bonds	5.2%	5.3%	3.8%	4.6%	4.3%	4.5%	4.1%	4.5%
Property	4.8%	7.7%	5.7%	5.8%	n/a	n/a	4.5%	6.8%
Cash	3.2%	5.8%	3.8%	4.6%	n/a	n/a	3.0%	2.3%

The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties have been aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets in the following section are stated after deducting investment expenses.

(iii) Investments in Group-managed funds and insurance policies
Plan assets in the UK and Dutch schemes include investments in Group-managed funds and insurance policies with other Group companies. Their treatment in the relevant parts of the financial statements is as follows:

Plan assets – The treatment of these funds and policies in the consolidated statement of financial position is described in section (vii) below.

Expected rates of return – Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £99 million (2007: £150 million) in the UK scheme, and insurance policies of £150 million and £1,402 million (2007: £143 million and £1,025 million) in the UK and Dutch schemes respectively. The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been included within obligations to staff pension schemes as shown in section (viii) below.

Pension expense – To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former in the tables in section (iv) below.

(iv) Pension expense
As noted above, plan assets in the UK and Dutch schemes include insurance policies with other Group companies. To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former as shown in the tables below.

The total pension expense for these schemes comprises:

Recognised in the income statement

	2008 £m	2007 £m	2006 £m
Current service cost	(162)	(173)	(196)
Past service cost	(1)	–	(3)
Loss/(gain) on curtailments	(3)	(15)	39
Total pension cost charged to net operating expenses	(166)	(188)	(160)
Charged to net operating expenses	(166)	(188)	(196)
Included in profit on disposal of subsidiaries and associates	–	–	36
Total pension cost as above	(166)	(188)	(160)
Expected return on scheme assets	706	614	530
Less: Income on insurance policy assets accounted for elsewhere (see (iii) above)	(64)	(49)	(40)
	642	565	490
Interest charge on scheme liabilities	(585)	(515)	(453)
Credit to investment income	57	50	37
Total charge to income	(109)	(138)	(123)

Notes to the consolidated financial statements continued

41 – Pension obligations continued

Recognised in the statement of comprehensive income
	2008 £m	2007 £m	2006 £m
Expected return on scheme assets	(706)	(614)	(530)
Actual (negative)/positive return on these assets	(1,245)	404	800
Actuarial losses on scheme assets	(1,951)	(210)	270
Less: losses on insurance policy assets accounted for elsewhere (see (iii) above)	58	72	(19)
Actuarial losses on admissible assets	(1,893)	(138)	251
Experience gains/(losses) arising on scheme liabilities	105	(80)	63
Changes in assumptions underlying the present value of the scheme liabilities	859	902	(430)
Loss on acquisitions	–	(36)	(1)
Actuarial (losses)/gains recognised in other comprehensive income	(929)	648	(117)

The cumulative amount of actuarial gains and losses on the pension schemes recognised in the statement of comprehensive income since 1 January 2004 (the date of transition to IFRS) is a loss of £1,090 million at 31 December 2008 (2007: loss of £161 million, 2006: loss of £809 million).

(v) Experience gains and losses
The following disclosures of experience gains and losses give a five year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets at the end of the year	7,936	8,814	8,137	7,334	5,473
Present value of scheme liabilities at the end of the year	(9,951)	(10,017)	(10,196)	(9,680)	(7,179)
Net deficits in the schemes	(2,015)	(1,203)	(2,059)	(2,346)	(1,706)
Difference between the expected and actual return on scheme assets
Amount of (gains)/losses	1,893	138	(251)	(798)	(184)
Percentage of the scheme assets at the end of the year	23.8%	1.6%	3.1%	10.9%	3.4%
Experience (gains)/losses on scheme liabilities (excluding changes in assumptions)
Amount of (gains)/losses	(105)	80	(63)	86	(12)
Percentage of the present value of scheme liabilities	1.0%	0.8%	0.6%	0.9%	0.2%

(vi) Risk management and asset allocation strategy
As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme’s assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme’s surplus or deficit of assets compared with its liabilities.

The principal asset risks to which the scheme is exposed are:

Equity market risk – the effect of equity market falls on the value of plan assets.

Inflation risk – the effect of inflation rising faster than expected on the value of the plan liabilities.

Notes to the consolidated financial statements continued

41 – Pension obligations continued

Interest rate risk – falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

During 2008, there has been a reduction in the proportion of assets invested in equities, thereby mitigating the equity risk. In addition, the trustees have taken measures to partially mitigate inflation and interest rate risks, including entering into inflation and interest rate swaps.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

(vii) Statement of financial position recognition
The total IAS 19 obligations and assets of the schemes, attributable to defined benefit members, at 31 December 2008 give a net deficit of £2,015 million (2007: £1,203 million), as shown in the following table.

		UK		Netherlands		Canada		Ireland		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Equities	3,002	4,347	–	–	93	144	182	256	3,277	4,747
Bonds	3,395	3,059	–	–	86	85	172	174	3,653	3,318
Property	405	562	–	–	–	–	26	42	431	604
Other	485	135	7	3	3	2	80	5	575	145
Total fair value of assets	7,287	8,103	7	3	182	231	460	477	7,936	8,814
Present value of scheme liabilities	(7,732)	(8,229)	(1,424)	(1,049)	(250)	(289)	(545)	(450)	(9,951)	(10,017)
IAS 19 net (deficits)/surplus in the schemes	(445)	(126)	(1,417)	(1,046)	(68)	(58)	(85)	27	(2,015)	(1,203)
Included in other assets (note 21)	–	–	–	–	–	–	–	27	–	27
Included in provisions (note 40)	(445)	(126)	(1,417)	(1,046)	(68)	(58)	(85)	–	(2,015)	(1,230)
	(445)	(126)	(1,417)	(1,046)	(68)	(58)	(85)	27	(2,015)	(1,203)

The present value of unfunded post-retirement benefit obligations included in the totals in both of the tables above is £104 million (2007: £107 million).

Notes to the consolidated financial statements continued

41 – Pension obligations continued

(viii) Movements in the scheme deficits and surpluses
Movements in the pension schemes’ deficits and surpluses comprise:

					2008
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficit £m	Adjust for Group insurance policies £m	IAS 19 pensions deficit £m
Net deficits in the schemes at 1 January	9,839	(10,017)	(178)	(1,025)	(1,203)
Employer contributions	620	–	620	(70)	550
Employee contributions	24	(24)	–	(7)	(7)
Benefits paid	(368)	368	–	39	39
Current and past service cost (see (iv) above)	(5)	(158)	(163)	–	(163)
Losses on curtailments (see (iv) above)	–	(3)	(3)	–	(3)
Credit/(charge) to investment income (see (iv) above)	706	(585)	121	(64)	57
Other actuarial gains/(losses) (see (iv) above)	(1,951)	964	(987)	58	(929)
Buy-outs and other transfers	(1)	1	–	1	1
Exchange rate movements on foreign plans	474	(497)	(23)	(334)	(357)
Net deficits in the schemes at 31 December	9,338	(9,951)	(613)	(1,402)	(2,015)

					2007
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficit £m	Adjust for Group insurance policies £m	IAS 19 pensions deficit £m
Net deficits in the schemes at 1 January	9,223	(10,196)	(973)	(1,086)	(2,059)
Employer contributions	297	–	297	(41)	256
Employee contributions	23	(23)	–	(4)	(4)
Benefits paid	(339)	339	–	33	33
Current and past service cost (see (iv) above)	(4)	(169)	(173)	–	(173)
Losses on curtailments (see (iv) above)	–	(15)	(15)	–	(15)
Credit/(charge) to investment income (see (iv) above)	614	(515)	99	(49)	50
Acquisitions	72	(91)	(19)	(15)	(34)
Other actuarial gains/(losses) (see (iv) above)	(210)	822	612	72	684
Buy-outs and other transfers	6	(6)	–	(2)	(2)
Changes in asset admissibility	–	–	–	152	152
Exchange rate movements on foreign plans	157	(163)	(6)	(85)	(91)
Net deficits in the schemes at 31 December	9,839	(10,017)	(178)	(1,025)	(1,203)

The change in the pension schemes’ net deficits during 2008 is mainly attributable to the fall in equity and property investment values, partly offset by favourable changes in assumptions underlying the present value of the schemes’ liabilities and further deficit contribution payments to the main UK scheme made by the employing companies.

Notes to the consolidated financial statements continued

42 – Borrowings

Our borrowings are either core structural borrowings, such as subordinated debt, debenture loans and most commercial paper, or operational borrowings, such as bank loans and financing for securitised mortgage loan notes. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings
Total borrowings comprise:

	2008 £m	2007 £m
Core structural borrowings, at amortised cost	5,525	4,311
Operational borrowings, at amortised cost	4,233	3,347
Operational borrowings, at fair value	5,443	5,011
	9,676	8,358
	15,201	12,669
Less amounts classified as held for sale	–	(12)
	15,201	12,657

Notes to the consolidated financial statements continued

42 – Borrowings continued

(b) Core structural borrowings
The following table provides information about the carrying amounts and maturity periods of these borrowings. Borrowings are considered current if the contractual maturity dates are within a year.

	2008
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Subordinated debt
6.125% £700 million	689		£–	–	–	–	700	700
subordinated notes 2036
5.750% €800 million	772		€–	–	–	773	–	773
subordinated notes 2021
5.250% €650 million	593		€–	–	–	628	–	628
subordinated notes 2023
5.700% €500 million undated	480		€–	–	–	–	483	483
subordinated notes
6.125% £800 million undated	790		£–	–	–	–	800	800
subordinated notes
Floating rate US$300 million	208	US$	–	–	209	–	–	209
subordinated notes 2017
6.875% £400 million	394		£–	–	–	–	400	400
subordinated notes 2058
6.875% £200 million	199		£–	–	–	–	200	200
subordinated notes 2058
6.875% €500 million	481		€–	–	–	–	483	483
subordinated notes 2038
	4,606		–	–	209	1,401	3,066	4,676
Debenture loans
9.5% guaranteed bonds 2016	199		£–	–	200	–	–	200
2.5% subordinated perpetual loan notes	166		€–	–	–	–	474	474
Other loans	14	various	–	14	–	–	–	14
	379	–	–	14	200	–	474	688
Commercial paper	540	various	540	–	–	–	–	540
Total	5,525		540	14	409	1,401	3,540	5,904
Contractual undiscounted interest payments			345	1,246	1,498	1,339	2,658	7,086
Total contractual undiscounted cash flows for core structural borrowings			885	1,260	1,907	2,740	6,198	12,990

Notes to the consolidated financial statements continued

42 – Borrowings continued

								2007
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Subordinated debt
6.125% £700 million
subordinated notes 2036	689		£–	–	–	–	700	700
5.750% €800 million
subordinated notes 2021	586		€–	–	–	588	–	588
5.250% €650 million
subordinated notes 2023	474		€–	–	–	–	477	477
5.700% €500 million undated
subordinated notes	364		€–	–	–	–	367	367
6.125% £800 million undated
subordinated notes	790		£–	–	–	–	800	800
Floating rate US$300 million
subordinated notes 2017	151	US$	–	–	151	–	–	151
	3,054		–	–	151	588	2,344	3,083
Debenture loans
9.5% guaranteed bonds 2016	198		£–	–	200	–	–	200
2.5% subordinated perpetual loan notes	127		€–	–	–	–	360	360
Other loans	10	various	–	10	–	–	–	10
	335	–	–	10	200	–	360	570
Commercial paper	922	various	935	–	–	–	–	935
Total	4,311		935	10	351	588	2,704	4,588
Contractual undiscounted interest payments			256	834	1,023	869	625	3,607
Total contractual undiscounted cash flows for core structural borrowings			1,191	844	1,374	1,457	3,329	8,195

Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £89 million (2007: £79 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year end exchange rates have been used for interest projections on loans in foreign currencies.

All the above borrowings are stated at amortised cost.

Notes to the consolidated financial statements continued

42 – Borrowings continued

(c) Operational borrowings
The following table provides information about the carrying amounts and maturity periods of these borrowings. Borrowings are considered current if the contractual maturity dates are within a year.

								2008
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10-15 years £m	Over 15 years £m	Total £m
Amounts owed to credit institutions
Bank loans	1,891	various	353	842	152	154	390	1,891
Securitised mortgage loan notes
UK lifetime mortgage business	1,590		£9	40	66	–	1,529	1,644
Dutch domestic mortgage business	6,195		€–	–	–	–	7,913	7,913
	7,785		9	40	66	–	9,442	9,557
Total	9,676		362	882	218	154	9,832	11,448
Contractual undiscounted interest payments			520	2,147	2,508	2,460	13,203	20,838
Total contractual undiscounted cash flows			882	3,029	2,726	2,614	23,035	32,286

								2007
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1-5 years £m	5-10 years £m	10-15 years £m	Over 15 years £m	Total £m
Amounts owed to credit institutions
Bank loans	1,064	Various	375	306	314	9	60	1,064
Securitised mortgage loan notes
UK lifetime mortgage business	1,674		£–	14	125	–	1,613	1,752
Dutch domestic mortgage business	5,620		€–	–	–	–	5,890	5,890
	7,294			14	125	–	7,503	7,642
Total	8,358		375	320	439	9	7,563	8,706
Contractual undiscounted interest payments			374	1,392	1,705	1,652	8,452	13,575
Total contractual undiscounted cash flows			749	1,712	2,144	1,661	16,015	22,281

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year end exchange rates have been used for interest projections on loans in foreign currencies.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. For further details about the securitised loan notes see note 18.

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business £1,590 million (2007: £1,674 million) and £3,842 million (2007: £3,337 million) of the loan notes issued in connection with the Dutch domestic mortgage business, which are carried at fair value. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

Notes to the consolidated financial statements continued

42 – Borrowings continued

(d) Description and features

(i) Subordinated debt
A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€800 million	14 Nov 2001	14 Nov 2021	14 Nov 2011	3 month Euribor + 2.12%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
US$300 million	19 Dec 2007	19 Jun 2017	19 Jun 2012	3 month US LIBOR + 0.84%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	22 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%

The subordinated notes were issued by the Company. They rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2008 was £2,979 million (2007: £3,006 million), calculated with reference to quoted prices.

(ii) Debenture loans
The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

The 2.5% perpetual subordinated loan notes were issued by a Dutch subsidiary to finance the acquisition of NUTS OHRA Beheer BV in 1999. They are convertible into ordinary shares in Delta Lloyd NV, should there be a public offering of those shares. These loan notes have a face value of €489.9 million but, because they are considered to be perpetual, their carrying value is €172.4 million, calculated in 1999 and based on the future cash flows in perpetuity discounted back at a market rate of interest. The rate of interest paid on the notes is being gradually increased to a maximum of 2.76% in 2009.

Other loans comprise borrowings in the United States.

All these borrowings are at fixed rates and their fair value at 31 December 2008 was £663 million (2007:£395 million), calculated with reference to quoted prices or discounted future cash flows as appropriate.

(iii) Commercial paper
The commercial paper consists of £535 million in the Company (2007: £918 million) and £5 million in France (2007: £4 million). All of this is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

Notes to the consolidated financial statements continued

42 – Borrowings continued

(iv) Bank loans
Bank loans comprise:

	2008 £m	2007 £m
Non-recourse
Loans to property partnerships (see (a) below)	978	485
Loans to Irish investment funds (see (b) below)	60	74
UK Life reassurance	103	–
Other non-recourse loans	44	16
	1,185	575
Banking loans	184	103
Other loans	522	386
	1,891	1,064

(a) As explained in accounting policy C, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Aviva Group. Loans of £978 million (2007: £485 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

(b) Certain Irish policyholder investment funds and unit trusts, which have been fully consolidated in accordance with accounting policy C, have raised borrowings with external credit institutions. The borrowings are secured on the funds, with the only recourse on default being the underlying investments in these funds and unit trusts. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Aviva Group. These loans run for a period of five years, with interest rates fixed monthly and based on a fixed margin above the euro inter-bank rate. The amount of these loans can be varied without any penalty being charged, subject to a maximum of 50% Loan to Value and a maximum facility of €72 million.

(c) During the year, a UK long term business has entered into a financial reassurance agreement with Swiss Re under which up front payments are received from Swiss Re in return for 90% of future surplus arising. The loan will be repaid as profits emerge on the business.

(v) Securitised mortgage loan notes
Loan notes have been issued by special purpose securitisation companies in the UK and the Netherlands. Details of these securitisations are given in note 18.

For the Dutch securitised mortgage loan notes carried at amortised cost of £2,353 million (2007: £2,283 million), their fair value is £2,224 million (2007: £2,283 million), calculated based on the future cash flows discounted back at the market rate of interest.

Notes to the consolidated financial statements continued

42 – Borrowings continued

(e) Movements during the year
Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2008 £m
New borrowings drawn down, net of expenses	3,929	1,586	5,515
Repayment of borrowings	(3,496)	(1,721)	(5,217)
Net cash inflow	433	(135)	298
Foreign exchange rate movements	779	1,779	2,558
Borrowings acquired for non-cash consideration	–	(3)	(3)
Acquisitions	–	81	81
Fair value movements	–	(404)	(404)
Amortisation of discounts and other non-cash items	2	–	2
Movements in the year	1,214	1,318	2,532
Balance at 1 January	4,311	8,358	12,669
Balance at 31 December	5,525	9,676	15,201

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2007 £m
New borrowings drawn down, net of expenses	4,780	1,542	6,322
Repayment of borrowings	(4,799)	(1,201)	(6,000)
Net cash inflow	(19)	341	322
Foreign exchange rate movements	133	499	632
Borrowings acquired for non-cash consideration	–	18	18
Acquisitions	–	(174)	(174)
Fair value movements	–	(268)	(268)
Amortisation of discounts and other non-cash items	2	–	2
Movements in the year	116	416	532
Balance at 1 January	4,195	7,942	12,137
Balance at 31 December	4,311	8,358	12,669

All movements in fair value in 2008 and 2007 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

(f) Undrawn borrowings
The Group and Company have the following undrawn committed central borrowing facilities available to them, of which £1,000 million (2007: £1,000 million) is used to support the commercial paper programme:

	2008 £m	2007 £m
Expiring within one year	815	500
Expiring beyond one year	1,285	1,575
	2,100	2,075

Notes to the consolidated financial statements continued

43 – Payables and other financial liabilities

This note analyses our financial liabilities at the end of the year.

	2008 £m	2007 £m
Payables arising out of direct insurance	1,716	1,731
Payables arising out of reinsurance operations	499	410
Deposits and advances received from reinsurers	1,014	1,294
Bank overdrafts	605	621
Derivative liabilities (note 51d)	1,839	606
Bank customer accounts	4,510	2,460
Bank deposits received from other banks	1,780	1,288
Amounts due to brokers for investment purchases	757	901
Obligations for repayment of collateral received (note 51e)	5,497	6,545
Obligations under stock repurchase arrangements	383	358
Other financial liabilities	2,262	1,918
	20,862	18,132
Less: Amounts classified as held for sale	(22)	(72)
	20,840	18,060
Expected to be settled within one year	18,468	16,097
Expected to be settled in more than one year	2,372	1,963
	20,840	18,060

Bank overdrafts arise substantially from unpresented cheques and amount to £111 million (2007: £183 million) in long-term business operations and £494 million (2007: £438 million) in general business and other operations.

44 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2008 £m	2007 £m
Deferred income	532	339
Reinsurers’ share of deferred acquisition costs	202	233
Accruals	1,643	1,274
Other liabilities	2,657	2,139
	5,034	3,985
Less: Amounts classified as held for sale	(478)	(220)
	4,556	3,765
Expected to be settled within one year	3,176	2,914
Expected to be settled in more than one year	1,380	851
	4,556	3,765

Notes to the consolidated financial statements continued

45 – Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions
Note 33 gives details of the estimation techniques used by the Group to determine the general business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of future policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. To the extent that the ultimate cost falls outside this range, for example where experience is worse than that assumed, or future general business claims inflation differs from that expected, there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards
In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, and the strengthening of latent claims that took place during 2008, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 35 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Pensions mis-selling
The pensions review of past sales of personal pension policies which involved transfers, opt outs and non-joiners from occupational schemes, as required by the Financial Services Authority (FSA), has largely been completed. A provision of some £18 million at 31 December 2008 (2007: £23 million) remains to meet the outstanding costs of the very few remaining cases, the anticipated cost of any guarantees provided, and potential levies payable to the Financial Services Compensation Scheme. It continues to be the directors’ view that there will be no material effect either on the Group’s ability to meet the expectations of policyholders or on shareholders.

(e) Endowment reviews
In December 1999, the FSA announced the findings of its review of mortgage endowments and expressed concern as to whether, given decreases in expected future investment returns, such policies could be expected to cover full repayment of mortgages. A key conclusion was that, on average, holders of mortgage endowments had enjoyed returns such that they had fared at least as well as they would have done without an endowment. Nevertheless, following the FSA review, all of the Group’s UK mortgage endowment policyholders received policy-specific letters advising them whether their investment was on track to cover their mortgage.

In May 2002, in accordance with FSA requirements, the Group commenced sending out the second phase of endowment policy update letters, which provide policyholders with information about the performance of their policies and advice as to whether these show a projected shortfall at maturity. The Group will send these updates annually to all mortgage endowment holders, in accordance with FSA requirements. The Group has made provisions totalling £38 million at 31 December 2008 (2007: £96 million) to meet potential mis-selling costs and the associated expenses of investigating complaints. It continues to be the directors’ view that there will be no material effect either on the Group’s liability to meet the expectations of policyholders or on shareholders.

Notes to the consolidated financial statements continued

45 – Contingent liabilities and other risk factors continued

In August 2004, the Group confirmed its intention to introduce time barring on mortgage endowment complaints, under FSA rules. The Group now includes details of its endowment policyholders’ time bar position within the annual re-projection mailings. Customers will be given at least 12 months’ individual notice before a time bar becomes applicable – double the six months’ notice required by the FSA.

(f) Regulatory compliance
The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group’s UK business and in addition monitors the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers but in some cases they operate a system of “prior product approval” and hence place less emphasis than the FSA on regulating sales and marketing practices.

The directors believe each of the Group’s regulated businesses dedicates appropriate resources to its compliance programme, endeavours to respond to regulatory enquiries in a constructive way, and takes corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.

The impact of any such finding (whether in the UK or overseas) could have a negative impact on the Group’s reported results or on its relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on the business of the Group, its results of operations and/or financial condition and divert management’s attention from the day-to-day management of the business.

(g) Aviva USA litigation
In November 2006, the Group completed the acquisition of the AmerUs Group, a US-based insurer. In common with other companies operating in the sector, AmerUs is subject to litigation, including class-action litigation, arising out of its sale of equity-based index-linked annuity products. The Group is aware of a multi-district class action filed against AmerUs in Pennsylvania but is not aware of any adverse development. The directors continue to monitor the situation and consider that the litigation will not have a material effect on the Group’s ability to meet shareholder expectations.

(h) Other
In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies. At 31 December 2008, the total exposure of the Group and Company is £nil (2007: £7 million) and £88 million (2007: £113 million) respectively but, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.

In addition, in line with standard business practice, various Group companies have been given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.

The Group's insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

Notes to the consolidated financial statements continued

46 – Commitments

This note gives details of our commitments to capital expenditure and under operating leases.

(a) Capital commitments
Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in the financial statements, are as follows:

	2008 £m	2007 £m
Investment property	7	55
Property and equipment	108	160
	115	215

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2007: £nil).

The Group has capital commitments to its joint ventures of £nil (2007: £nil) and to other investment vehicles of £48 million (2007: £157 million).

(b) Operating lease commitments
(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2008 £m	2007 £m
Within 1 year	590	644
Later than 1 year and not later than 5 years	1,761	1,879
Later than 5 years	2,880	3,265
	5,231	5,788

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2008 £m	2007 £m
Within 1 year	207	161
Later than 1 year and not later than 5 years	626	555
Later than 5 years	971	1,107
	1,804	1,823
The total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.	89	159

Notes to the consolidated financial statements continued

47 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit/(loss) before tax to the net cash inflow from operating activities is:

	2008 £m	2007 £m	2006 £m
(Loss)/profit before tax	(2,368)	1,847	3,340
Adjustments for:
Share of losses/(profits) of joint ventures and associates	1,128	304	(485)
Dividends received from joint ventures and associates	87	32	71
(Profit)/loss on sale of:
Investment property	(14)	(105)	(46)
Property and equipment	–	(4)	(2)
Subsidiaries, joint ventures and associates	(7)	(49)	(222)
Investments	9	(5,502)	(5,303)
	(12)	(5,660)	(5,573)
Fair value (gains)/losses on:
Investment property	3,137	757	(1,507)
Investments	25,510	6,447	523
Borrowings	(404)	(268)	(52)
	28,243	6,936	(1,036)
Depreciation of property and equipment	131	129	122
Equity compensation plans, equity settled expense	39	50	48
Impairment of:
Goodwill on subsidiaries	68	10	94
Financial investments, loans and other assets	1,040	58	(5)
Acquired value of in-force business and intangibles	67	4	26
Non financial assets	–	–	5
	1,175	72	120
Amortisation of:
Premium or discount on debt securities	(12)	32	278
Premium or discount on loans	(20)	(7)	-
Premium or discount on borrowings	2	2	5
Premium or discount on participating investment contracts	13	–	–
Financial instruments	(245)	–	–
Acquired value of in-force business and intangibles	433	266	130
	171	293	413
Change in unallocated divisible surplus	(4,482)	(2,922)	558
Interest expense on borrowings	1,547	1,208	825
Net finance income on pension schemes	(121)	(99)	(77)
Foreign currency exchange losses/(gains)	327	(45)	(99)
Changes in working capital
Decrease in reinsurance assets	1,543	75	979
(Increase)/decrease in deferred acquisition costs	(328)	(906)	51
(Decrease)/increase in insurance liabilities and investment contracts	(15,320)	8,739	9,944
(Decrease)/increase in other assets and liabilities	(381)	7,830	(3,922)
	(14,486)	15,738	7,052
Net purchases of operating assets
Purchases of investment property	(1,846)	(2,027)	(1,888)
Proceeds on sale of investment property	1,164	1,398	1,444
Net purchases of financial investments	(1,960)	(11,982)	(2,768)
	(2,642)	(12,611)	(3,212)
Cash generated from operations	8,737	5,272	2,067

Notes to the consolidated financial statements continued

47 – Statement of cash flows continued

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(b) Cash flows in respect of the acquisition of subsidiaries, joint ventures and associates:

	2008 £m	2007 £m	2006 £m
Cash consideration for subsidiaries, joint ventures and associates acquired	437	857	2,321
Less: Cash and cash equivalents acquired with subsidiaries	(101)	(88)	(432)
Cash flows on acquisitions	336	769	1,889

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates:

	2008 £m	2007 £m	2006 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	396	295	616
Net cash and cash equivalents divested with subsidiaries	(43)	(12)	-
Cash flows on disposals	353	283	616

(d) Cash and cash equivalents in the Statement of cash flows at 31 December comprised:

	2008 £m	2007 £m	2006 £m
Cash at bank and in hand	11,928	3,718	4,732
Cash equivalents	12,208	12,037	7,865
	24,136	15,755	12,597
Bank overdrafts	(605)	(621)	(696)
	23,531	15,134	11,901

Of the total cash and cash equivalents shown above, £493 million has been classified as held for sale (2007: £96 million; 2006: £nil) (see note 2c).

48 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note describes the way we manage our capital and shows where this is employed.

(a) Capital management objectives
Aviva’s capital management philosophy is focused on capital efficiency and effective risk management to support a progressive dividend policy and earnings per share growth. Rigorous capital allocation is one of our primary strategic priorities and is ultimately governed by the Group Executive Committee.

Overall capital risk appetite is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. In managing capital we seek to:

–
maintain sufficient, but not excessive, financial strength to support new business growth and satisfy the requirements of our regulators and other stakeholders, and thus give both our customers and shareholders assurance of our financial strength;

–	optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;

–	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit lines and access to a range of capital markets;

–	allocate capital rigorously across the Group, to drive value adding growth in accordance with risk appetite; and

–
increase the dividend on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

Notes to the consolidated financial statements continued

48 – Group capital structure continued

(b) Capital resources
The primary sources of capital used by the group are equity shareholders’ funds, preference shares, subordinated debt and borrowings. We also consider and, where efficient to do so, utilise alternative sources of capital such as reinsurance and securitisation in addition to the more traditional sources of funding. Targets are established in relation to regulatory solvency, ratings, liquidity and dividend capacity and are a key tool in managing capital in accordance with our risk appetite and the requirements of our various stakeholders.

(c) Capital allocation
Capital allocation is undertaken based on a rigorous analysis of a range of financial, strategic, risk and capital factors to ensure that capital is allocated efficiently to value adding business opportunities. A clear management decision-making framework, incorporating ongoing operational and strategic performance review, periodic longer term strategic and financial planning and robust due diligence over capital allocation is in place, governed by the Group Executive Committee and Group Asset Committee. These processes incorporate various capital profitability metrics, including an assessment of return on capital employed and internal rates of return in relation to hurdle rates to ensure capital is allocated efficiently and that excess business unit capital is repatriated where appropriate.

(d) Different measures of capital
In recognition of the requirements of different stakeholders, we measure capital on a number of different bases, all of which are taken into account when managing and allocating capital across the group. These include measures which comply with the regulatory regimes within which we operate and those which the directors consider appropriate for the management of the business. The primary measures are:

(i) Accounting bases
We report our results on an IFRS basis. This is the basis on which group return on equity is measured.

(ii) Regulatory bases
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level. We fully complied with these regulatory requirements during the year.

(iii) Rating agency bases
Agency ratings are an important indicator of financial strength and maintenance of these ratings is one of the key drivers of capital risk appetite. Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component of their overall criteria for assigning ratings. In addition, rating agency measures and targets in respect of gearing and fixed charge cover are also important in evaluating the level of borrowings utilised by the group. While not mandatory external requirements, in practice rating agency capital measures tend to act as one of the primary drivers of capital requirements, reflecting the capital strength required in relation to our target ratings.

(iv) Economic bases
We also measure capital using an economic capital model that takes into account a more realistic set of financial and non-financial assumptions. This model continues to be developed and is increasingly relevant in the internal management and external assessment of our capital resources. The economic capital model is used to assess capital strength in accordance with the Individual Capital Assessment (ICA) requirements established by the FSA. Further developments are planned to meet the emerging requirements of the Solvency II framework and other external agencies.

Notes to the consolidated financial statements continued

48 – Group capital structure continued

Accounting basis and capital employed by segment
The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2008 £m	2007 £m
Long-term savings	16,581	14,639
General insurance and health	5,516	5,594
Fund management	340	355
Other business	(326)	831
Corporate1	(30)	(31)
Total capital employed	22,081	21,388
Financed by
Equity shareholders’ funds	11,052	12,946
Minority interests2	2,204	1,795
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,606	3,054
External debt	919	1,257
Net internal debt	2,110	1,146
Total capital employed	22,081	21,388

1.	The “corporate” net liabilities represent the element of the pension scheme deficit held centrally.

2.	Minority interests have increased to £2,204 million (2007: £1,795 million) due to foreign exchange movement.

At 31 December 2008 we had £22.1 billion (2007: £21.4 billion) of total capital employed in our trading operations, measured on an IFRS basis.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. In addition to our external funding sources, we have certain internal borrowing arrangements in place which allow some of the assets that support technical liabilities to be invested in a pool of central assets for use across the group. These internal debt balances allow for the capital allocated to business operations to exceed the externally sourced capital resources of the group. Although intra-group in nature, they are included as part of the capital base for the purpose of capital management. These arrangements arise in relation to the following:

–
Certain subsidiaries, subject to continuing to satisfy standalone capital and liquidity requirements, loan funds to corporate and holding entities, these loans satisfy arms length criteria and all interest payments are made when due.

–
Aviva International Insurance (AII) Ltd acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations. These mechanisms also allow for some of the assets backing technical liabilities to be made available for use across the Group. Balances in respect of these arrangements are also treated as internal debt for capital management purposes.

Net internal debt represents the balance of the above amounts due from corporate and holding entities, less the tangible net assets held by these entities.

On 13 May 2008 we issued £0.8 billion equivalent of Lower Tier 2 hybrid in a dual-tranche transaction (£400 million and €500 million). £0.6 billion of the proceeds was used to repay short-term commercial paper borrowings. On 8 August 2008 we issued a further £0.2 billion of lower tier 2 hybrid debt. These transactions have a positive impact on group IGD solvency and economic capital measures.

Notes to the consolidated financial statements continued

49 – Capital statement

This capital statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources.

Available capital resources

	CGNU with-profit fund £m	CULAC with-profit fund £m	NUL&P with-profit fund3 £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations4 £m	2008 Total £m	2007 Total £m
Total shareholders’ funds	82	77	48	207	3,425	3,632	12,680	16,312	(1,866)	14,446	15,931
Other sources of capital1	–	–	–	–	200	200	109	309	4,606	4,915	3,230
Unallocated divisible surplus	726	615	1,412	2,753	5	2,758	(433)	2,325	–	2,325	6,785
Adjustments onto a regulatory basis:
Shareholders’ share of accrued bonus	(195)	(198)	(363)	(756)	–	(756)	–	(756)	–	(756)	(1,192)
Goodwill and other intangibles5	–	–	–	–	(402)	(402)	(5,360)	(5,762)	(2,459)	(8,221)	(6,814)
Regulatory valuation and admissibility restrictions2	101	233	150	484	(405)	79	58	137	780	917	(1,135)
Total available capital resources	714	727	1,247	2,688	2,823	5,511	7,054	12,565	1,061	13,626	16,805
Analysis of liabilities:
Participating insurance liabilities	10,110	9,385	14,540	34,035	7	34,042	32,821	66,863	–	66,863	66,093
Unit-linked liabilities	–	–	–	–	4,278	4,278	17,782	22,060	–	22,060	20,601
Other non-participating life insurance	1,112	1,928	341	3,381	18,761	22,142	44,628	66,770	–	66,770	48,320
Total insurance liabilities	11,222	11,313	14,881	37,416	23,046	60,462	95,231	155,693		155,693	135,014
Participating investment liabilities	1,733	2,111	6,123	9,967	2,172	12,139	53,139	65,278	–	65,278	53,609
Non-participating investment liabilities	63	18	–	81	21,958	22,039	20,242	42,281	–	42,281	44,635
Total investment liabilities	1,796	2,129	6,123	10,048	24,130	34,178	73,381	107,559	–	107,559	98,244
Total liabilities	13,018	13,442	21,004	47,464	47,176	94,640	168,612	263,252	–	263,252	233,258

1.	Other sources of capital include Subordinated debt of £4,606 million issued by Aviva and £276 million of other qualifying capital issued by Dutch, Italian, Spanish and US subsidiary undertakings.

2.	Including an adjustment for minorities.

3.	Includes the Provident Mutual with-profit fund.

4.	Other operations include general insurance and fund management business.

5.	Goodwill and other intangibles includes goodwill of £603 million in JVs and associates.

Notes to the consolidated financial statements continued

49 – Capital statement continued

Analysis of movements in capital of long-term businesses
For the year ended 31 December 2008

	CGNU with-profit fund £m	CULAC with-profit fund £m	NUL&P with-profit fund £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	1,433	1,206	1,821	4,460	2,511	6,971	8,666	15,637
Effect of new business	(92)	(62)	14	(140)	(172)	(312)	(583)	(895)
Expected change in available capital resources	32	(11)	(62)	(41)	416	375	732	1,107
Variance between actual and expected experience	(591)	(279)	7	(863)	20	(843)	(3,627)	(4,470)
Effect of operating assumption changes	(15)	(104)	101	(18)	381	363	(18)	345
Effect of economic assumption changes	(140)	(120)	(668)	(928)	(444)	(1,372)	2	(1,370)
Effect of changes in management policy	(14)	(1)	86	71	–	71	8	79
Effect of changes in regulatory requirements	–	–	–	–	–	–	(787)	(787)
Transfers, acquisitions and disposals	–	–	–	–	–	–	52	52
Foreign exchange movements	–	–	–	–	–	–	2,159	2,159
Other movements	101	98	(52)	147	111	258	450	708
Available capital resources at 31 December	714	727	1,247	2,688	2,823	5,511	7,054	12,565

Further analysis of the movement in the liabilities of the long-term business can be found in notes 33 and 34.

The analysis of movements in capital provides an explanation of the movement in available capital of the Group's life business for the year. This analysis is intended to give an understanding of the underlying causes of changes in the available capital of the Group's life business, and provides a distinction between some of the key factors affecting the available capital.

For the UK funds, equity performance has been very adverse. Although hedging assets are in place against the impact of equity movement on guarantees the hedges are not perfect and until October there remained equity exposure in CGNU/CULAC through the estate investment strategy. Since October the exposure of the estate to equity in CGNU/CULAC has been very much reduced and consists largely of indirect exposure through future profit from unit-linked business, or the value of annual management charges accruing to estate from the UWP explicit charge business.

Fixed interest yields have significantly reduced especially at short duration. The movement is beneficial for CGNU/CULAC where the rise in asset values of assets outside asset share is greater than the rise in guarantee costs, but adverse for NUL&P. Credit spreads have moved materially particularly in the final quarter and this is adverse for all funds and the credit spread movement is unhedged. Implied market volatility on equity has increased significantly in the final quarter, which increases the market consistent cost of guarantees and is unhedged. The combined loss for CGNU/CULAC is £115m, and for NUL&P £208 million. Lapse rate assumptions have been changed for year end 2008 reporting to bring the assumptions more into line with experience. The changes reduced the value of the estates in all funds.

Notes to the consolidated financial statements continued

49 – Capital statement continued

For the Overseas life operations, the negative variance between actual and expected experience is driven mainly by the widening of credit spreads and other market movements, which has led to capital depreciation of fixed interest assets and consequential reduction of the unallocated divisible surplus in France and other European businesses.

In aggregate, the Group has at its disposal total available capital of £13.6 billion (2007: £16.8 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year end transfer to shareholders, the UK with-profit funds’ available capital of £2.7 billion (2007: £4.5 billion) can only be used to provide support for UK with-profit business and is not available to cover other shareholder risks. This is comfortably in excess of the required capital margin and, therefore, the shareholders are not required to provide further capital support to this business.

For the remaining life and general insurance operations, the total available capital amounting to £10.9 billion (2007: £12.3 billion) is significantly higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

As the total available capital of £13.6 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently, it understates the economic capital of the business which is considerably higher. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from NU Life Holdings Group to the NUL&P non-profit fund to provide capital to support the writing of new business.

The available capital of the Group’s with-profit funds is determined in accordance with the “Realistic balance sheet” regime prescribed by the FSA’s regulations, under which liabilities to policyholders include both declared bonuses and the constructive obligation for future bonuses not yet declared. The available capital resources include an estimate of the value of their respective estates, included as part of the unallocated divisible surplus. The estate represents the surplus in the fund that is in excess of any constructive obligation to policyholders. It represents capital resources of the individual with-profit fund to which it relates and is available to meet regulatory and other solvency requirements of the fund and, in certain circumstances, additional liabilities may arise.

The liabilities included in the statement of financial position for the with-profit funds do not include the amount representing the shareholders’ portion of future bonuses. However, the shareholders’ portion is treated as a deduction from capital that is available to meet regulatory requirements and is therefore shown as a separate adjustment in the capital statement.

In accordance with the FSA’s regulatory rules under its realistic capital regime, the Group is required to hold sufficient capital in its UK life with-profit funds to meet the FSA capital requirements, based on the risk capital margin (RCM). The determination of the RCM depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of particular adverse changes in market conditions.

Notes to the consolidated financial statements continued

49 – Capital statement continued

The table below provides the information on the UK with-profits funds on a realistic basis.

	31 December 2008					31 December 2007
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Estimated risk capital margin3 £bn	Estimated excess £bn	Excess £bn
CGNU Life	12.8	(12.1)	0.7	(0.4)	0.3	1.1
CULAC	12.4	(11.7)	0.7	(0.4)	0.3	0.8
NUL&P4	21.4	(20.2)	1.2	(0.7)	0.5	1.3
Aggregate	46.6	(44.0)	2.6	(1.5)	1.1	3.2

*
These realistic liabilities include the shareholders' share of future bonuses of £0.8 billion (31 December 2007: £1.2 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £43.2 billion ( 31 December 2007: £48.8 billion)

1.
These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £1.5 billion and £4.1 billion for CGNU Life, CULAC and NUL&P respectively (31 December 2007: £0.7 billion, £0.8 billion and £3.0 billion for CGNU Life, CULAC and NUL&P respectively).

2.	Estimated realistic inherited estate at 31 December 2008 was £1.4 billion, £1.2 billion and £1.9 billion for CGNU Life, CULAC and NUL&P respectively.
3.	The risk capital margin (RCM) is 1.8 times covered by the inherited estate (31 December 2007: 3.5 times).
4.	The NUL&P fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.8 billion and therefore does not impact the realistic inherited estate.

Under the FSA regulatory regime, UK life with-profits business is required to hold capital equivalent to the greater of their regulatory requirement based on EU Directives (“regulatory peak”) and the FSA realistic bases (“realistic peak”) described above.

For UK non-participating business, the relevant capital requirement is the minimum solvency requirement determined in accordance with FSA regulations. The available capital reflects the excess of regulatory basis assets over liabilities before deduction of capital resources requirement.

For UK general insurance businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the FSA requirements.

For overseas businesses in the EEA, US, Canada, Australia, Hong Kong and Singapore, the available capital and the minimum requirement are calculated under the locally applicable regulatory regimes. The businesses outside these territories are subject to the FSA rules for the purposes of calculation of available capital and capital resource requirement.

For fund management and other businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the local regulator’s requirements for the specific class of business.

All businesses hold sufficient available capital to meet their capital resource requirement.

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

–
(i) UK with-profit funds – (CGNU Life, CULAC and NUL&P) – any available surplus held in each fund can only be used to meet the requirements of the fund itself or be distributed to policyholders and shareholders. With-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund in the case of CGNU Life, CULAC and NUL&P.

–
(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

–
(iii) Overseas life operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

–
(iv) General insurance operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge, subject to availability of tax relief elsewhere in the Group.

Notes to the consolidated financial statements continued

50 – Risk management

This note sets out the major risks our businesses face and describes our approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in our earnings and capital requirements.

(a) Risk management framework
Aviva has established a risk management framework to protect the Group from events that hinder the sustainable achievement of its performance objectives, including failing to exploit opportunities.

The risks faced by the Group can be categorised as follows:

–	Financial risks cover market and credit risk, insurance risk, liquidity and capital management.

–	Strategic risks include issues such as customer, products and markets as well as any risks to our business model arising from changes in or market and risks arising from mergers and acquisitions.

–
Operational risk arises from inadequately controlled internal processes or systems, human error or non-compliance as well as from external events. Operational risks include taxation, reputation and regulatory risks, such as compliance.

The risk management framework provides the means to identify, assess, measure, manage and monitor all of the different types of risk faced by the Group to provide a single picture of the threats and uncertainties faced and opportunities that exist.

The Group sets limits to manage material risks to ensure the risk stay within risk appetite (the amount of risk the Group is willing to accept). The Group assesses the size and scale of a risk by considering how likely it is that the risk will occur and the potential impact the risk could have on our business and our stakeholders. Where risks are outside appetite actions are agreed to mitigate the exposure.

The Group’s risk management framework is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only reasonable assurance against material financial misstatement or loss. New risks, which have not been identified as emerging risks, or risks we currently deem as immaterial may also impair the future achievement of business objectives.

The Group recognises the critical importance of maintaining an efficient and effective risk management framework. To this end, the Group has an established governance framework, which has the following key elements:

–	Defined terms of reference for the Board, its committees, and the associated executive management committees;

–	A clear organisational structure with documented delegated authorities and responsibilities from the Board to Board committees, executive management committees and senior management;

–	A risk management function operating across Group centre, regions and business units, with clear responsibilities and objectives;

–
A Group policy framework that defines risk appetite and sets out risk management and control standards for the Group’s worldwide operations. The policies also set out the roles and responsibilities of businesses, regions, policy owners, and the risk oversight committees; and

–
Risk oversight committees that review and monitor aggregate risk data, assess whether the risk profile is within appetite and take overall risk management decisions. The committees monitor adherence to the risk management policies and oversee mitigating actions being taken where risks are outside of appetite.

The Group has developed economic capital models that support the measurement, comparison and further understanding of our risks. The results of the modelling are incorporated into key decision making processes. These models show the relative impact to economic capital from the risks we face. In turn this supports the assessment of appropriate and effective mitigating strategies where risks are outside of appetite.

The Financial Services Authority (FSA) requires Aviva to assess its economic capital requirements to ensure that it adequately reflects business and control risks. In turn this analysis supports our strategic planning and decision-making processes.

Notes to the consolidated financial statements continued

50 – Risk management continued

(b) Market risk
Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices, and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.

The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Group Assets Committee and ultimately the Group Asset Liability Committee. For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

The management of market risk is undertaken in both business units and at Group level. Business units manage market risks locally using their market risk framework and within local regulatory constraints. Business units may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. The Group Assets Committee is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.

The financial impact from changes in market risk (such as interest rates, equity prices and property values) is examined through stress tests adopted in the Individual Capital Assessments (ICA) and scenario analysis which consider the impact on capital from variations in financial circumstances on either a remote scenario, or to changes from the central operating scenario. Both assessments consider the management actions that may be taken in mitigation of the change in circumstances.

The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.

In addition, where the Group’s long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders’ risk and reward objectives.

The Group writes unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund. The shareholders’ exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

Equity price risk
The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to the following sources of equity risk:

–	Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds;

–	The indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken;

–	Its interest in the free estate of long-term with profits funds.

At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options.

Businesses actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

Notes to the consolidated financial statements continued

50 – Risk management continued

The Group Assets Committee actively monitors equity assets owned directly by the Group, which may include some material shareholdings in the Group’s strategic business partners.

Sensitivity to changes in equity prices is given in section (g) below.

Property price risk
The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide. Investment in property is managed at business unit level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite.

The Group Assets Committee also monitors property assets owned directly by the Group.

As at 31 December 2008, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section (g) below.

Interest rate risk
Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.

Interest rate risk also exists in products sold by the Group, in particular from policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets when interest rates rise or fall. The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.

A number of policyholder participation features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 35.

In short-term business such as general insurance business the Group requires a close matching of assets and liabilities to minimise this risk.

Interest rate risk is monitored and managed by the Group Assets Committee, and the Group Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include Value-at-Risk analysis, position limits, scenario testing, stress testing and asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.

Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.

As at 31 December 2008, the Group had entered into a number of interest rate swap agreements to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and liabilities.

Sensitivity to changes in interest rates is given in section (g) below.

Further information on borrowings is included in note 42.

Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities. For this reason, no sensitivity analysis is given for these holdings.

The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group’s premium income arises in currencies other than sterling and the Group’s net assets are denominated in a variety of currencies, of which the largest are euro, sterling, and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements.

Notes to the consolidated financial statements continued

50 – Risk management continued

The Group’s foreign exchange policy requires that each of our subsidiaries maintains sufficient assets in its local currency to meet local currency liabilities. Therefore, capital held by the Group’s business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group’s consolidated shareholders’ equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group’s foreign exchange policy is to manage these exposures by aligning the deployment of capital by currency with the Group’s capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group’s capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2008, the Group’s total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2008	2,041	7,981	2,130	2,294	14,446
Capital 31 December 2007	3,809	8,667	1,456	1,999	15,931

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2008	(798)	798	(213)	213
Net assets at 31 December 2007	(867)	867	(146)	146

The changes arise from retranslation of business unit statements of financial position  from their functional currencies into sterling, with movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit.

Net assets are stated after taking account of the effect of currency swaps and forward foreign exchange contracts.

Derivatives risk
Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. Over the counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) in accordance with the Group derivatives policy. Adherence to the collateral requirements as set out in the Group derivatives and Group credit policies thereby reduces the risk of credit loss.

The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk
The Group recognises that identified lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the ICA in the aggregation of the financial stress tests with the operational risk assessment and in scenario analysis.

(c) Credit risk

Monitoring credit risk
We have a significant exposure to credit risk through our investments in corporate bonds, commercial mortgages, and other asset backed securities. We hold these investments for the benefit of both our policyholders and shareholders.

Credit risk is the risk of loss in the value of financial assets due to counterparties failing to meet all or part of their obligations. The Group risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities’ credit spreads.

Notes to the consolidated financial statements continued

50 – Risk management continued

The Group’s management of credit risk includes monitoring exposures at a Group level and requiring business units to implement local credit risk processes (including limit frameworks). The local business unit credit risk processes involve the establishment and operation of specific risk management committees and the detailed reporting and monitoring of the financial asset portfolio against pre-established risk criteria. Individual counterparty exposures are aggregated and monitored at Group level against centrally-set limits reflecting the credit ratings by multiple ratings agencies and the type of exposure. In addition, the Group evaluates the concentration of exposures by industry sector and geographic region and monitors evolving credit spreads through the Credit Approvals Committee.

Credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as speculative grade. Credit limits for each counterparty are set based on default probabilities that are in turn based on the rating of the counterparty and the type of exposure concerned.

The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the Group. Not rated assets capture assets not rated by external ratings agencies.

At 31 December 2008
							Carrying value in the statement of financial position
				Credit rating

					Speculative
	AAA	AA	A	BBB	grade	Not-rated	£m
Debt securities	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%	150,398
Reinsurance assets	12.9%	70.0%	8.1%	0.4%	0.2%	8.4%	7,894
Other investments	0.6%	2.7%	5.9%	0.8%	–	90.0%	36,511
Loans	6.1%	5.3%	5.2%	0.3%	1.0%	82.1%	42,237

At 31 December 2007
							Carrying value in the statement of financial position
				Credit rating

					Speculative
	AAA	AA	A	BBB	grade	Not-rated	£m
Debt securities	45.1%	19.2%	22.3%	8.1%	1.0%	4.2%	121,511
Reinsurance assets	14.7%	67.8%	7.4%	0.4%	1.2%	8.5%	8,054
Other investments	1.7%	2.3%	2.3%	2.3%	–	91.4%	36,500
Loans	3.4%	17.6%	1.0%	0.7%	1.3%	76.0%	36,193

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

Other investments include:

-	£28,990 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.

-	Derivative financial instruments of £2,911 million representing positions to mitigate the impact of adverse market movements, and

-	Other assets of £2,696 million which are primarily deposits linked to annuities, unit-linked liabilities and investment funds.

The Group loan portfolio is principally made up of:

-	Policy loans which are generally collateralised by a lien or charge over the underlying policy,

-	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities, and

-	Mortgage loans collateralised by property assets.

Other investments
The Other investments above includes assets in three broad categories (with reference to those assets to which the shareholder has exposure to market or credit risk).

Notes to the consolidated financial statements continued

50 – Risk management continued

●	Unit trusts and other investment vehicles
Almost half of the shareholder assets invested in unit trusts and other investment vehicles represent the box positions of funds that are invested to back policyholders’ unit linked liabilities (i.e. that small portion of the relevant funds to which the shareholder has exposure to gains and losses). As such, we believe the credit quality of the underlying debt securities within these vehicles is managed by the safeguards built into the investment mandates for these funds. We rely on our understanding that the trusts and their asset managers are only approved if they satisfy certain selection criteria (including due diligence in the form of a questionnaire and/or research by dedicated teams). In addition, the asset managers are mandated to make investments in line with the funds’ risk profiles as marketed to prospective customers and policyholders. Accordingly, as part of reviewing the asset quality of unit trusts and other investment vehicles, we monitor the assets within the funds and their performance to ensure they remain in line with the respective investment mandates for these funds.

For certain of the unit trusts in our Other investments, we apply minimum requirements affecting both the underlying counterparties and the investments issued by those counterparties such as a minimum size for the counterparty’s programme, a limit on the size of the overall exposure to the underlying counterparty and, where appropriate, explicit approval of the counterparty by internal credit risk management teams is required. These criteria are indicators of the asset quality for these investments, as they represent minimum criteria for liquidity and diversification.

A proportion of the assets underlying these investments is represented by equities and so credit ratings are not generally applicable.  Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

●	Derivatives
Derivative transactions must comply with Group guidance on the quality of counterparties used and the extent of collateralisation required. The counterparty must have a minimum credit rating from rating agencies (S&P, Moody's and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines.

The largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. the credit risk is mitigated significantly through regular margining and protection offered by the exchange, and is controlled by the Group’s local asset management operations).

●	Other assets
The vast majority (over 90%) of the investments in deposits and credit institutions is with an individual financial services counterparty which benefits from both implicit and explicit backing of AAA rated governments as a function of its ownership structure.

Loans
The majority of the Group Loans portfolio is unrated; however we use the following metrics to internally monitor our exposure:

-      Property collateralisation;

-      Interest service cost;

-      Diversity of the tenant base;

-      Lower risk nature of loans made to the UK healthcare sector; and

-      Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Notes to the consolidated financial statements continued

50 – Risk management continued

Credit concentration risk
The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of Government bonds the largest aggregated counterparty exposure is approximately 0.4% of the Group’s total assets.

Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.

The Group’s largest reinsurance counterparty is Muenchener Rueckversicherungs AG (including subsidiaries). At 31 December 2008 the reinsurance asset recoverable from Muenchener Rueckversicherungs AG was £1,693 million. This exposure is monitored on a regular basis. In the event of a catastrophic event, the counterparty exposure to a single reinsurer is estimated not to exceed 3.3% of shareholders’ equity.

Securities finance
The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trade where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all “Over the Counter” derivatives are supported by credit support annexes and ISDAs.

Unit-linked business
As discussed previously, in unit-linked business the policyholder bears the market risk, including credit risk, on investment assets in the unit funds, and the shareholders’ exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets
The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

At 31 December 2008

	Financial assets that are past due but not impaired					Financial assets that have been impaired £m	Carrying value in the statement of financial position £m

	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m
Debt securities	150,284	–	–	–	–	114	150,398
Reinsurance assets	7,867	25	–	–	–	2	7,894
Other investments	36,509	1	–	–	–	1	36,511
Loans	41,091	227	658	13	11	237	42,237
Receivables and other financial assets	8,932	539	293	33	6	13	9,816

Notes to the consolidated financial statements continued

50 – Risk management continued

At 31 December 2007

	Financial assets that are past due but not impaired					Financial assets that have been impaired £m	Carrying value in the statement of financial position £m

	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m
Debt securities	121,440	–	–	–	–	71	121,511
Reinsurance assets	8,052	–	–	–	–	2	8,054
Other investments	36,500	–	–	–	–	–	36,500
Loans	35,937	210	11	3	15	17	36,193
Receivables and other financial assets	8,337	200	21	13	2	46	8,619

The fair value of collateral held against loans that are past due or impaired at 31 December 2008 was £879 million (2007: £185 million). This predominantly consists of commercial properties.

Credit terms are set locally within overall credit limits prescribed by the Group Credit Committee and within the framework of the Group Credit Policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as “past due and impaired”, an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.

There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(d) Liquidity risk
The Group and Company have a strong liquidity position and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant committed borrowing facilities from a range of highly rated banks to further mitigate this risk.

Analysis of maturity of liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2008 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these products. However, contractually, the total liability for non-linked investment contracts of £60,264 million (2007: £45,492 million) would be shown in the “Within 1 year” column below. Unit-linked contracts are repayable or transferable on demand and are therefore excluded from this analysis.

At 31 December 2008
	Total £m	Within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	126,450	10,243	34,546	48,031	33,630
Investment contracts – non-linked	60,264	3,639	13,922	24,319	18,384
General insurance and health	19,866	8,849	7,512	3,038	467

At 31 December 2007
	Total £m	Within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	106,758	9,480	27,726	44,305	25,247
Investment contracts – non-linked	45,492	2,957	10,263	17,205	15,067
General insurance and health	18,452	8,324	7,508	2,568	52

A maturity analysis of borrowings and derivatives is given in note 42 and 51 respectively.

Notes to the consolidated financial statements continued

50 – Risk management continued

(e) Insurance risk

(i) Life insurance risk

Types of risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

Risk management framework
The Group has developed a life insurance risk policy and guidelines on the practical application of this policy. Individual life insurance risks are managed at a business unit level but are also monitored at Group level.

The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting and the ICA process. Significant insurance risks will be reported through the Group risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.

The Life Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks. The committee considers all areas of life insurance risk, but in particular has a remit to monitor mortality, longevity, morbidity, persistency, product development and pricing, unit pricing and expenses.

The committee also considers the reinsurance coverage across the life businesses. It confirms that guidance and procedures are in place for each of the major components of life insurance risk, and that the businesses mitigate against any life insurance risk outside local appetite, within the parameters for the overall Group risk appetite.

The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the Group and common standards are adopted.

Management of life insurance risks
The individual life insurance risks are managed as follows:

–
Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

–
Longevity risk is carefully monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity where possible and desirable and continually monitors and evaluates emerging market solutions to mitigate this risk further.

–
Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Life Insurance Committee has developed guidelines on persistency management.

–
Product Design and Pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss and reputation damage from the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

–	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Apart from the ICA, sensitivity testing is widely used to measure the capital required and volatility in earnings due to exposure to life insurance risks. This assessment is taken at both business unit level and at Group level where the impact of aggregation of similar risks can be measured. This enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Notes to the consolidated financial statements continued

50 – Risk management continued

Concentration risk
The Group writes a diverse mix of business in worldwide markets that are all subject to similar risks (mortality, persistency etc). The Group assesses the relative costs and concentrations of each type of risk through the ICA capital requirements and material issues are escalated to and addressed at the Life Insurance Committee. This analysis enables the Group to assess whether accumulations of risk exceeds risk appetite.

One key concentration of life insurance risk for the Group is improving longevity risk from pensions in payment and deferred annuities in the UK and the Netherlands where the Group has material portfolios. The Group continually monitors this risk and the opportunities for mitigating actions through reinsurance, improved asset liability matching, or innovative solutions that emerge in the market.

When looking at concentrations of risk, for example market risk, the risk within Aviva staff pension schemes is also considered.

ICA analysis and sensitivity testing help identify both concentrations of risk types and the benefits of diversification of risk.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units.

Examples of each type of embedded derivative affecting the Group are:

–
Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

–	Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.

–	Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA reporting and managed as part of the asset liability framework.

 (ii) General insurance risk

Types of risk
General insurance risk in the Group arises from:

–	Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;

–	Unexpected claims arising from a single source;

–	Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;

–	Inadequate reinsurance protection or other risk transfer techniques; and

–	Inadequate reserves.

The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group’s underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a Group level, through the General Insurance Committee.

The vast majority of the Group’s general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported through the Group risk management framework. Additionally, the ICA is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. Increasingly risk-based capital models are being used to support the quantification of risk under the ICA framework. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the ICA and risk-based capital assessments.

The General Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development, implementation, and review of the Group policies for underwriting, claims, reinsurance and reserving that operate within the Group risk management framework.

Notes to the consolidated financial statements continued

50 – Risk management continued

Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Norwich Union UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

General insurance claims reserving
Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy. The General Insurance Committee monitors and maintains the General Insurance Reserving policy, and conducts quarterly reviews of the Group’s general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit’s own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.

The adequacy of the Group’s general insurance claims provisions is ultimately overseen by the General Insurance Committee.

A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our Group General insurance reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group’s specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group’s data to determine potential losses and appropriate levels of reinsurance protection.

The reinsurance is placed with providers who meet the Group’s counterparty security requirements, and large reinsurance placements may also require approval from the Group Asset Liability Committee.

Concentration risk
Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third party reinsurers but retains a pooled element for its own account gaining diversification benefit. Aviva’s total retained risk increases as catastrophe events become more remote, so that the total Group loss from its most concentrated catastrophe exposure (Northern European windstorm) is approximately £400 million, on a “one in ten years” basis, compared to approximately £850 million when measured on a “one in 100 years” basis.

(f) Operational risk

Types of operational risk
Operational risk is the risk of loss, resulting from inadequate or failed internal processes, people and systems or from external events. Operational risks include taxation, reputation and regulatory risks, such as compliance.

Operational risk management
Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control set out in our policies. Each operational risk is assessed by considering the potential impact and the probability of the event occurring. Impact assessments are considered against financial, operational and reputation criteria.

Business management teams must be satisfied that all material risks falling outside our risk appetite are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events; taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.

The Group Operational Risk Committee (ORC) oversees the Group’s aggregate operational risk exposure on behalf of the Group Executive Committee and reports to the Board Risk & Regulatory Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented. The ORC operates a number of sub-committees which focus on specific areas of operational risk including business protection, IT, regulatory, people and business standards.

Notes to the consolidated financial statements continued

50 – Risk management continued

(g) Risk and capital management

Sensitivity test analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group’s financial performance measurements to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.

For long-term business in particular, sensitivities of performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements for IFRS reporting.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.

These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Notes to the consolidated financial statements continued

50 – Risk management continued

Long-term business
Sensitivities as at 31 December 2008

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(165)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(25)	135	90	(90)	(20)	(25)	(310)
Investment participating	(35)	(55)	25	(20)	–	–	–
Investment non-participating	(10)	10	20	(20)	(5)	–	–
Assets backing life shareholders’ funds	(20)	30	180	(180)	–	–	–
Total	(100)	(45)	400	(400)	(45)	(30)	(320)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(30)	(135)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(185)	270	110	(105)	(20)	(25)	(310)
Investment participating	(50)	(40)	30	(25)	–	–	–
Investment non-participating	(210)	230	20	(20)	(5)	–	–
Assets backing life shareholders’ funds	(80)	95	190	(190)	–	–	–
Total	(555)	420	435	(430)	(45)	(30)	(320)

Notes to the consolidated financial statements continued

50 – Risk management continued

Sensitivities as at 31 December 2007
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	15	(10)	–	–	(5)	–	–
Insurance non-participating	(205)	165	45	(35)	(5)	(20)	(295)
Investment participating	(5)	(25)	–	–	(5)	–	–
Investment non-participating	(35)	40	65	(60)	–	–	–
Assets backing life shareholders’ funds	(115)	140	180	(175)	–	–	–
Total	(345)	310	290	(270)	(15)	(20)	(295)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(5)	20	–	–	(5)	–	–
Insurance non-participating	(320)	275	105	(95)	(5)	(20)	(295)
Investment participating	(5)	(25)	–	–	(5)	–	–
Investment non-participating	(170)	190	65	(60)	–	–	–
Assets backing life shareholders’ funds	(165)	190	460	(455)	–	–	–
Total	(665)	650	630	(610)	(15)	(20)	(295)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

The sensitivities to economic movements relate mainly to business in the UK, USA and the Netherlands. In the UK and USA, a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the USA most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. In contrast, a rise in market interest rates has a positive impact for non-participating business in the Netherlands, due to the effect of minimum investment return guarantees, which acts to partly offset the impacts in the UK and USA.

The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.

Changes in sensitivities between 2007 and 2008 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities, and asset liability management actions.

The mortality sensitivities relate primarily to the UK, Netherlands and Ireland.

Notes to the consolidated financial statements continued

50 – Risk management continued

General insurance and health business
Sensitivities as at 31 December 2008

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	300	90	(90)	(170)	(435)
Net of reinsurance	(360)	360	90	(90)	(170)	(425)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	300	90	(90)	(40)	(435)
Net of reinsurance	(360)	360	90	(90)	(40)	(425)

Sensitivities as at 31 December 2007
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(205)	235	110	(110)	(150)	(390)
Net of reinsurance	(255)	290	110	(110)	(150)	(365)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(205)	235	110	(110)	(35)	(390)
Net of reinsurance	(255)	290	110	(110)	(35)	(365)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Notes to the consolidated financial statements continued

50 – Risk management continued

Fund management and non-insurance business
Sensitivities as at 31 December 2008

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	15	(20)	50	(50)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	–	(10)	130	(130)

Sensitivities as at 31 December 2007
Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(35)	35	55	(55)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(35)	35	55	(55)

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that the Group’s assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group’s financial risk management strategy aims to manage the exposure to market fluctuations.

As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.

A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group’s view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Notes to the consolidated financial statements continued

51 – Derivative financial instruments

This note gives details of the various derivative instruments we use to mitigate risk.

The Group uses cash flow, fair value and net investment hedges to mitigate risk, as detailed below.

(a) Cash flow hedges
The Group had no cash flow hedge activity at 31 December 2008 (2007: nil).

(b) Fair value hedges
The Group has entered into a number of interest rate swaps in order to hedge fluctuations in the fair value of part of its mortgage loans portfolio. The notional value of these interest rate swaps was £1,088 million at 31 December 2008 (2007: £nil) and the fair value was £86 million liability (2007: £nil). These hedges were fully effective during the year.

(c) Net investment hedges
To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

–
The Group has designated a portion of its Euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2008 was £2,663 million (2007: £1,988 million) and its fair value at that date was £1,755 million (2007: £1,972 million).

–
The foreign exchange loss of £716 million (2007: loss of £114 million, 2006: gain of £59 million) on translation of the debt to sterling at the statement of financial position date has been recognised in other comprehensive income and the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior year.

–
The Group holds a Sterling/Euro cross currency swap derivative, which has been designated as a hedge of the net investment in its European subsidiaries. During the year, the Group reduced the size of the notional amount from £1 billion to £500 million, realising a loss of £164 million in closing out this part of the contract. The notional value of the derivative at 31 December 2008 was £500 million (2007: £1,000 million) and its fair value at that date was £(185) million liability (2007: £27 million). The fair value loss of £160 million  on revaluation of the derivative at the statement of financial position date,  as well as the £164 million loss realised on closing part of the contract, were recognised in other comprehensive income and the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the year.

The losses on the Group’s net investment hedges during the year were more than offset by gains on the relevant subsidiaries which are recognised in the currency translation reserve (see note 29).

Notes to the consolidated financial statements continued

51 – Derivative financial instruments continued

(d) Non-hedge derivatives
The Group’s non-hedge derivative activity at 31 December 2008 was as follows:

			2008			2007
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	6,164	89	(340)	9,594	24	(106)
Interest and currency swaps	1,235	3	(255)	859	57	–
Total	7,399	92	(595)	10,453	81	(106)
Interest rate contracts
OTC
Forwards	3,008	17	(11)	3,305	15	(2)
Swaps	20,246	482	(909)	16,172	279	(350)
Options	9,309	920	–	986	251	(1)
Exchange traded
Futures	6,067	615	(15)	6,505	220	(37)
Options	–	–	–	15	–	–
Total	38,630	2,034	(935)	26,983	765	(390)
Equity/Index contracts
OTC
Options	11,619	470	(39)	12,278	267	(61)
Exchange traded
Futures	2,859	45	(68)	5,456	418	(23)
Options	4,513	189	(51)	473	21	(2)
Total	18,991	704	(158)	18,207	706	(86)
Other	771	80	(65)	414	57	(24)
Totals at 31 December	65,791	2,910	(1,753)	56,057	1,609	(606)

The notional amounts above reflect the aggregate of individual derivative positions on a gross basis and so give an indication of the overall scale of the derivative transaction. They do not reflect current market values of the open positions.

Fair value assets are recognised as “Derivative financial instruments” in note 19(a), whilst fair value liabilities are recognised as “other financial liabilities” in note 43.

The Group’s derivative risk management policies are outlined in note 50(b).

The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2008 £m	2007 £m
Within one year	1,001	151
Between one and two years	285	100
Between two and three years	32	20
Between three and four years	43	20
Between four and five years	69	21
After five years	611	516
	2,041	828

(e) Collateral
Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of collateral. The amounts of collateral receivable or repayable are included in notes 20 and 43 respectively.

Notes to the consolidated financial statements continued

52 – Assets under management

In addition to the assets included in the consolidated statement of financial position, the Group manages many funds for third parties. This note details the total funds under management.

The total Group assets under management are:

	2008 £m	2007 £m
Total IFRS assets included in the consolidated statement of financial position	354,562	321,326

Third-party funds under management
Unit trusts, OEICs, PEPs and ISAs	22,616	24,427
Segregated funds	48,104	50,018
	425,282	395,771
Non-managed assets	(44,176)	(36,342)
Funds under management	381,106	359,429

Managed by:
Aviva Investors	236,178	235,309
Other Aviva fund managers	120,054	99,906
Total Aviva fund managers	356,232	335,215
External fund managers	24,874	24,214
	381,106	359,429

53 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

The Group received income from related parties from transactions made in the normal course of business.

Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to related parties

		2008		2007		2006
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	61	–	58	–	50	1
Joint ventures	20	300	26	169	16	241
Employee pension schemes	24	6	26	6	6	-
	105	306	110	175	72	242

The related parties’ receivables are not secured and no guarantees were received in respect thereof.

The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 45(h).

Services provided by related parties
There were no services provided by related parties in 2008, 2007 or 2006.

Details of loans made to joint ventures and associates may be found in notes 13 and 14 respectively.

Notes to the consolidated financial statements continued

53 – Related party transactions continued

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2008 £m	2007 £m	2006 £m
Salary and other short-term benefits	38	40	32
Post-employment benefits	3	4	1
Equity compensation plans	9	14	16
Termination benefits	3	2	4
Total	53	60	53

Information concerning individual directors’ emoluments, interests and transactions is given in Item 6, “Directors, senior management and employees”.

54 – Subsequent events

On 5 August 2009, the Board of Directors approved the commencement of a process to initiate an initial public offering (IPO) and listing on Euronext, Amsterdam, for a minority stake in its business in the Netherlands, Delta Lloyd Group. The IPO preparations have started and the IPO will take place when market conditions and other factors allow.

On 1 October 2009, we completed the sale of our Australian life and pensions business and wealth management platform to National Australia Bank (“NAB”). The proceeds are expected to be A$925 million (£452 million), comprising A$825 million cash consideration received from NAB, A$40 million representing a dividend received from Aviva Australia and a forecast amount of A$60 million representing a net asset adjustment to be paid post completion.

On 1 October 2009, we completed the reattribution of the inherited estate. The total value of the inherited estate for the reattribution is £1.25 billion, based on the average calculated estate values at the end of June, July and August 2009. The completion of the reattribution deal follows the High Court’s approval of the offer in September, and final approval by the Aviva plc and Aviva UK Life boards. Just over 87 percent of eligible policyholders responded to the offer with 96 percent of them choosing to accept. Customers will automatically start receiving their payments from early November 2009 with most receiving them by the end of the year. In total, £470 million will be paid from shareholder funds to policyholders. The vast majority of the payments will be tax-free. If policyholders have chosen not to accept the payment, they will continue to receive normal bonuses and it will have no impact on the security or performance of their investments.

From a shareholder perspective the reattribution is expected to enhance the cash flow profile of Aviva’s UK life business and will bring significant financial benefits.

To the Members of the Supervisory Board of Delta Lloyd N.V.

Report of Independent Registered Public Accounting Firm

We have audited the consolidated balance sheets of Delta Lloyd N.V. and its subsidiaries as of 31 December 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended 31 December 2007 as set out in section 3.1 of the Annual Report. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Lloyd N.V. and its subsidiaries at 31 December 2007, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

/s/ G. J. Heuvelink RA

Amsterdam, 24 March 2009
PricewaterhouseCoopers Accountants N.V.

G.J. Heuvelink RA

CONDENSED FINANCIAL INFORMATION

OF REGISTRANT AVIVA plc

Financial statements of the Company

Income statement
For the year ended 31 December 2008

	Note	2008 £m	2007 £m	2006 £m
Income
Dividends received from subsidiaries		1,796	2,568	865
Interest receivable from Group companies		151	158	219
Profit on disposal of subsidiary		–	–	94
Net investment (expenses)/income		(141)	4	34
		1,806	2,730	1,212
Expenses
Operating expenses	B	(112)	(193)	(201)
Interest payable to Group companies		(992)	(944)	(1,341)
Interest payable on borrowings		(289)	(232)	(215)
		(1,393)	(1,369)	(1,757)
Profit/(Loss) before tax		413	1,361	(545)
Tax credit	C	383	356	521
Profit/(Loss) after tax		796	1,717	(24)

Statement of comprehensive income
For the year ended 31 December 2008

	Note	2008 £m	2007 £m	2006 £m
Fair value losses on investments in subsidiaries	A	(8,113)	(3,420)	4,075
Fair value gains transferred to income statement		–	–	(94)
Actuarial gains on pension scheme		2	5	(4)
Aggregate tax effect		–	–	1
Other comprehensive income for the year net of tax		(8,111)	(3,415)	3,976
Profit for the year		796	1,717	(24)
Total comprehensive income for the year		(7,315)	(1,698)	3,952

Condensed statement of changes in equity
For the year ended 31 December 2008

	Note	2008 £m	2007 £m	2006 £m
Balance at 1 January		20,982	23,136	18,746
Total comprehensive income for the year		(7,315)	(1,698)	3,952
Dividends and appropriations	10	(975)	(871)	(762)
Issues of share capital	23	20	48	935
Shares issued in lieu of dividends	30	170	301	203
Shares distributed by employee trusts	25	(6)	–	–
Reserves credit for equity compensation plans	25	39	50	48
Other movements		–	–	(2)
Aggregate tax effect	7	16	16	16
Balance at 31 December		12,931	20,982	23,136
Where applicable, the accounting policies of the separate financial statements of the Company are the same as those of the Group on pages F-4 to F-18. The notes (identified alphabetically on pages S-5 to S-8 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages F-26 to F-165.

Financial statements of the Company continued

Statement of financial position
At 31 December 2008

	Note	2008 £m	2007 £m
Assets
Non-current assets
Investments in subsidiaries	A	16,353	24,466
Investment in joint venture	13c	61	52
Loans owed by subsidiaries		3,417	2,607
Deferred tax assets	C	–	9
Current tax assets		749	714
		20,580	27,848
Current assets
Loans owed by subsidiaries		–	132
Other amounts owed by subsidiaries		2,179	1,027
Other assets		43	115
Cash and cash equivalents		78	14
Total assets		22,880	29,136
Equity
Ordinary share capital	23	664	655
Preference share capital	26	200	200
Called up capital		864	855
Share premium account	23b	1,234	1,223
Merger reserve	D	735	735
Investment valuation reserve	D	5,770	13,883
Equity compensation reserve	D	113	89
Retained earnings	D	3,225	3,207
Direct capital instrument	27	990	990
Total equity		12,931	20,982
Liabilities
Non-current liabilities
Borrowings	E	4,838	3,252
Loans owed to subsidiaries		3,108	1,842
Provisions		40	40
		7,986	5,134
Current liabilities
Borrowings	E	535	918
Loans owed to subsidiaries		975	1,846
Other amounts owed to subsidiaries		352	191
Other creditors		101	65
Total liabilities		9,949	8,154
Total equity and liabilities		22,880	29,136

Where applicable, the accounting policies of the separate financial statements of the Company are the same as those of the Group on pages F-4 to F-18. The notes (identified alphabetically on pages S-5 to S-8 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages F-26 to F-165.

Financial statements of the Company continued

Statement of cash flows
For the year ended 31 December 2008

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2008 £m	2007 £m	2006 £m
Cash flows from financing activities
Funding provided by subsidiaries	401	399	299
Net borrowings drawdown, net of expenses	3,905	4,780	3,956
Repayment of borrowings	(3,463)	(4,606)	(3,722)
Net drawdown of borrowings	442	174	234
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(732)	(500)	(490)
Interest paid on borrowings	(30)	(47)	(23)
Net cash from financing activities	64	9	3
Net increase in cash and cash equivalents	64	9	3
Cash and cash equivalents at 1 January	14	5	2
Cash and cash equivalents at 31 December	78	14	5

Where applicable, the accounting policies of the separate financial statements of the Company are the same as those of the Group on pages F-4 to F-18. The notes (identified alphabetically on pages S-5 to S-8 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages F-26 to F-165.

Notes to the Company’s financial statements

A – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2008 £m	2007 £m
Fair value as at 1 January	24,466	27,886
Movement in fair value	(8,113)	(3,420)
At 31 December	16,353	24,466

(ii) At 31 December 2008, the Company has two wholly-owned subsidiaries, both incorporated in Great Britain. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc no longer carries out this function.

B – Operating expenses

(i) Operating expenses
Operating expenses comprise:

	2008 £m	2007 £m	2006 £m
Staff costs and other employee related expenditure (see below)	86	92	87
Other operating costs	109	95	71
Net foreign exchange losses/(gains)	(83)	6	43
Total	112	193	201

(ii) Staff costs
Total staff costs were:

	2008 £m	2007 £m	2006 £m
Wages and salaries	49	46	53
Social security costs	7	6	6
Post-retirement obligations
Defined benefit schemes (see (iii) below)	6	6	6
Defined contribution schemes	3	2	2
Profit sharing and incentive plans	3	13	1
Equity compensation plans (see (iv) below)	11	17	17
Termination benefits	7	2	2
Total	86	92	87

(iii) Pension costs
The Company is one of a number of UK companies being charged for its employees participating in the Aviva Staff Pension Scheme, and its contributions are affected by the financial position of the scheme. There is no contractual agreement or policy for charging the net defined benefit cost for this scheme across the participating Group entities but, instead, this cost is recognised in the financial statements of the main UK employing company. The Company therefore recognises a pension expense equal to its contributions payable in the year for its staff, together with the service cost of any unfunded benefits, within staff costs above.

Full disclosure on the Group’s pension schemes is given in note 41.

(iv) Equity compensation plans
All transactions in the Group’s equity compensation plans involve options and awards for ordinary shares of the Company. Full disclosure of these plans is given in note 24. The cost of such options and awards is borne by all participating businesses and, where relevant, the Company bears an appropriate charge. As the majority of the charge to the Company relates to directors’ options and awards, for which full disclosure is made in Item 6, “Directors, senior management and employees”, no further disclosure is given here on the grounds of immateriality.

Notes to the Company’s financial statements

C – Tax

(i) Tax credited to income statement

	2008 £m	2007 £m	2006 £m
Current tax:
For this year	387	351	438
Prior year adjustments	5	5	76
Total current tax	392	356	514
Deferred tax:
Origination and reversal of timing differences	(9)	–	7
Total deferred tax	(9)	–	7
Total tax credited to income statement	383	356	521

(ii) Tax charged to other comprehensive income

Tax charged to other comprehensive income in the year amounted to £nil (2007: £nil million, 2006: £1 million)

(ii) Tax credited to equity
Tax credited to equity comprises £16 million (2007: £16 million, 2006: £16 million) in respect of coupon payments on the direct capital instruments.

(iii) Tax reconciliation
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2008 £m	2007 £m	2006 £m
Profit before tax	413	1,361	(545)
Tax calculated at standard UK corporation tax rate of 28.5% (2007: 30%)	(118)	(408)	163
Adjustment to tax charge in respect of prior years	5	5	76
Non-assessable dividends	512	770	259
Disallowable expenses	(6)	(11)	(12)
Deferred tax asset not recognised	(11)	–	28
Other	1	–	7
Total tax credited to income statement	383	356	521

(iv) Deferred tax asset
(i) The net deferred tax asset comprises:

	2008 £m	2007 £m	2006 £m
Provisions and other temporary differences	–	9	9
Net deferred tax asset	–	9	9

(ii) The movement in the net deferred tax asset was as follows:

	2008 £m	2007 £m	2006 £m
Net asset at 1 January	9	9	2
Amounts credited to profit	(9)	–	7
Net asset at 31 December	–	9	9

The taxation of foreign profits and worldwide debt cap rules has been the subject of consultation for some considerable time and HMRC are expected to announce measures in the Finance Bill 2009. It is not possible to quantify the impact of these measures at the statement of financial position date.

The Company has unrecognised other temporary differences of £30 million (2007: nil, 2006: £167 million).

Notes to the Company’s financial statements

D – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m
Balance at 1 January 2006	735	13,322	43	1,690
Arising in the year:
Loss for the year	–	–	–	(24)
Fair value gains on investments in subsidiaries	–	4,075	–	–
Fair value gains transferred to income statement	–	(94)	–	–
Actuarial losses on pension schemes	–	–	–	(4)
Dividends and appropriations	–	–	–	(762)
Reserves credit for equity compensation plans	–	–	48	–
Shares issued in lieu of dividends	–	–	–	203
Issue of share capital under equity compensation scheme	–	–	(18)	18
Merger relief on acquisition of AmerUs	871	–	–	–
Transfer to retained earnings on realisation of merger reserve	(871)	–	–	871
Aggregate tax effect	–	–	–	15
Other movements	–	–	–	(2)
Balance at 31 December 2006	735	17,303	73	2,005
Arising in the year:
Profit for the year	–	–	–	1,717
Fair value losses on investments in subsidiaries	–	(3,420)	–	–
Actuarial gains on pension schemes	–	–	–	5
Dividends and appropriations	–	–	–	(871)
Reserves credit for equity compensation plans	–	–	50	–
Shares issued in lieu of dividends	–	–	–	301
Issue of share capital under equity compensation scheme	–	–	(34)	34
Aggregate tax effect	–	–	–	16
Balance at 31 December 2007	735	13,883	89	3,207
Arising in the year:
Profit for the year	–	–	–	796
Fair value losses on investments in subsidiaries	–	(8,113)	–	–
Actuarial gains on pension schemes	–	–	–	2
Dividends and appropriations	–	–	–	(975)
Reserves credit for equity compensation plans	–	–	39	–
Shares issued in lieu of dividends	–	–	–	170
Employee trust shares distributed in the year	–	–	–	(6)
Issue of share capital under equity compensation scheme	–	–	(15)	15
Aggregate tax effect	–	–	–	16
Balance at 31 December 2008	735	5,770	113	3,225

Tax of £16m is deductible in respect of coupon payments of £56m on direct capital instruments.

Notes to the Company’s financial statements

E – Borrowings

The Company’s borrowings comprise:

	2008 £m	2007 £m
Subordinated debt	4,639	3,054
9.5% guaranteed bonds 2016	199	198
Commercial paper	535	918
Total	5,373	4,170

Maturity analysis of contractual undiscounted cash flows:

			2008			2007
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	535	312	847	932	235	1,167
1 – 5 years	–	1,163	1,163	–	799	799
5 – 10 years	409	1,449	1,858	351	998	1,349
10 – 15 years	1,402	1,250	2,652	588	867	1,455
Over 15 years	3,066	2,445	5,511	2,344	206	2,550
Total contractual undiscounted cash flows	5,412	6,619	12,031	4,215	3,105	7,320

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £77 million (2007: £70 million).

The fair value of the subordinated debt at 31 December 2008 was £2,979 million (2007: £3,006 million). The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2008 was £224 million (2007: £249 million). The fair value of the commercial paper is considered to be the same as its carrying value.

Further details of these borrowings and undrawn committee facilities can be found in the Group consolidated financial statements, note 42.

F – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 45(h).

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

OF REGISTRANT AVIVA plc

FOR THE SIX MONTHS ENDED 30 JUNE 2009

Contents

IFRS condensed interim financial statements
Condensed consolidated income statement
Condensed statement of comprehensive income
Condensed statement of changes in equity
Condensed consolidated statement of financial position
Condensed consolidated statement of cash flows
A1	–	Basis of preparation
A2	–	Exchange rates
A3	–	Subsidiaries
A4	–	Segmental information
A5	–	Tax
A6	–	Earnings per share
A7	–	Dividends and appropriations
A8	–	Insurance liabilities
A9	–	Liability for investment contracts
A10	–	Reinsurance assets
A11	–	Effect of changes in assumptions and estimates during the period
A12	–	Borrowings
A13	–	Unallocated divisible surplus
A14	–	Pension Schemes
A15	–	Statement of cash flows
A16	–	Related parties
A17	–	Risk management
A18	–	Subsequent events

IFRS condensed interim financial statements (unaudited)

Condensed consolidated income statement (unaudited)
For the six month period ended 30 June 2009

6 months 2009 £m	6 months 2008 £m
Income
Gross written premiums	18,860	17,928
Premiums ceded to reinsurers	(952)	(882)
Premiums written net of reinsurance	17,908	17,046
Net change in provision for unearned premiums	33	(190)
Net earned premiums	17,941	16,856
Fee and commission income	801	950
Net investment income/(expense)	2,720	(9,581)
Share of loss of joint ventures and associates	(547)	(344)
Profit on the disposal of subsidiaries and associates	20	9
20,935	7,890
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(14,142)	(14,136)
Change in insurance liabilities, net of reinsurance	(190)	3,471
Change in investment contract provisions	(969)	4,554
Change in unallocated divisible surplus	(89)	2,746
Fee and commission expense	(1,909)	(2,276)
Other expenses	(2,245)	(2,234)
Finance costs	(715)	(708)
(20,259)	(8,583)
Profit/(loss) before tax	676	(693)
Tax attributable to policyholders’ returns	264	672
Profit/(loss) before tax attributable to shareholders’ profits	940	(21)
Tax expense
United Kingdom tax	472	640
Overseas tax	(401)	(31)
71	609
Less: tax attributable to policyholders’ returns	(264)	(672)
Tax attributable to shareholders’ profits	(193)	(63)
Profit/(loss) for the period	747	(84)
Attributable to:
Equity shareholders of Aviva plc	675	(97)
Minority interests	72	13
747	(84)
Earnings per share
Basic (pence per share)	24.9	p	(4.0	)p
Diluted (pence per share)	24.8	p	(4.0	)p

IFRS condensed interim financial statements (unaudited) (continued)

Condensed statement of comprehensive income (unaudited)
For the six month period ended 30 June 2009

	6 months 2009 £m	6 months 2008 £m
Profit/(loss) for the period	747	(84)
Other comprehensive income
Fair value gains/(losses) on AFS securities, owner-occupied properties and hedging instruments	352	(847)
Fair value gains transferred to profit	(13)	(136)
Impairment losses on revalued assets	381	148
Share of fair value changes in joint ventures and associates taken to equity	43	(8)
Actuarial losses on pension schemes	(1,380)	(690)
Actuarial losses on pension schemes transferred to unallocated divisible surplus	148	71
Foreign exchange rate movements	(1,476)	610
Aggregate tax effect – shareholder tax	(145)	101
Other comprehensive income for the period, net of tax	(2,090)	(751)
Total comprehensive income for the period	(1,343)	(835)
Attributable to:
Equity shareholders of Aviva plc	(1,171)	(986)
Minority interests	(172)	151
	(1,343)	(835)

Condensed statement of changes in equity (unaudited)
For the six month period ended 30 June 2009

	6 months 2009 £m	6 months 2008 £m
Balance at 1 January	14,446	15,931
Total comprehensive income for the period	(1,343)	(835)
Dividends and appropriations	(536)	(563)
Issues of share capital	–	31
Shares issued in lieu of dividends	184	170
Capital contributions from minority shareholders	6	7
Minority share of dividends declared in the period	(36)	(75)
Minority interest in (disposed)/ acquired subsidiaries	(2)	59
Changes in minority interest in existing subsidiaries	–	(78)
Shares acquired by employee trusts	–	–
Reserves credit for equity compensation plans	20	27
Balance at 30 June/31 December	12,739	14,674

IFRS condensed interim financial statements (unaudited)

Condensed consolidated statement of financial position
As at 30 June 2009

	30 June 2009 (unaudited) £m	31 December 2008 (audited) £m
Assets
Goodwill	3,361	3,578
Acquired value of in-force business and intangible assets	3,269	4,038
Interests in, and loans to, joint ventures	1,370	1,737
Interests in, and loans to, associates	1,090	1,246
Property and equipment	805	964
Investment property	12,218	14,426
Loans	39,718	42,237
Financial investments
Debt securities	146,116	150,398
Equity securities	36,125	43,351
Other investments	29,305	36,511
	211,546	230,260
Reinsurance assets	7,005	7,894
Deferred tax assets	2,502	2,642
Current tax assets	444	622
Receivables and other financial assets	10,765	9,816
Deferred acquisition costs and other assets	6,244	6,147
Prepayments and accrued income	3,674	3,762
Cash and cash equivalents	25,030	23,643
Assets of operations classified as held for sale	2,451	1,550
Total assets	331,492	354,562
Equity
Ordinary share capital	685	664
Capital reserves	4,484	4,505
Shares held by employee trusts	(33)	(33)
Other reserves	1,487	2,110
Retained earnings	2,926	3,806
Equity attributable to ordinary shareholders of Aviva plc	9,549	11,052
Preference share capital and direct capital instrument	1,190	1,190
Minority interests	2,000	2,204
Total equity	12,739	14,446
Liabilities
Gross insurance liabilities	161,775	174,850
Gross liabilities for investment contracts	97,541	107,559
Unallocated divisible surplus	2,283	2,325
Net asset value attributable to unit holders	7,973	6,918
Provisions	3,955	2,984
Deferred tax liabilities	2,751	3,020
Current tax liabilities	378	642
Borrowings	14,325	15,201
Payables and other financial liabilities	21,109	20,840
Other liabilities	4,678	4,556
Liabilities of operations classified as held for sale	1,985	1,221
Total liabilities	318,753	340,116
Total equity and liabilities	331,492	354,562

IFRS condensed interim financial statements (unaudited)

Condensed consolidated statement of cash flows (unaudited)
For the six month period ended 30 June 2009

The cash flows presented in this statement cover all the group’s activities and include flows from both policyholder and shareholder activities.

	2009 £m	2008 £m
Cash flows from operating activities
Cash-generated from operations	3,907	3,497
Tax paid	(221)	(434)
Net cash from operating activities	3,686	3,063
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	(223)	(317)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	(239)	65
Purchase of minority interest in subsidiary	–	(81)
New loans to joint ventures and associates	(3)	–
Repayment of loans to joint ventures and associates	3	–
Net repayment of loans to joint ventures and associates	–	–
Purchases of property and equipment	(73)	(90)
Proceeds on sale of property and equipment	26	6
Purchases of intangible assets	(7)	–
Net cash used in investing activities	(516)	(417)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	–	31
Treasury shares purchased for employee trusts	–	–
New borrowings drawn down, net expenses	665	2,974
Repayment of borrowings	(553)	(2,893)
Net drawdown of borrowings	112	81
Interest paid on borrowings	(705)	(704)
Preference dividends paid	(9)	(9)
Ordinary dividends paid	(343)	(385)
Coupon payments on direct capital instrument	–	–
Finance lease payments	–	(1)
Capital contributions from minority shareholders	6	7
Dividends paid to minority interests of subsidiaries	(36)	(75)
Non-trading cash flows between operations	–	–
Net cash used in financing activities	(975)	(1,055)
Net increase/(decrease) in cash and cash equivalents	2,195	1,591
Cash and cash equivalents at 1 January	23,531	15,134
Effect of exchange rate changes on cash and cash equivalents	(1,649)	483
Cash and cash equivalents at 30 June	24,077	17,208

Of the total cash and cash equivalents, £192 million (2008: £411 million) was classified as held for sale (see note A3 c (ii)).

IFRS condensed interim financial statements (unaudited)

A1 – Basis of preparation

(a)
The condensed financial statements for the six months to 30 June 2009 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) applicable at 30 June 2009. These include IAS 34, Interim Financial Reporting, which specifically addresses the contents of interim condensed financial statements. In addition to complying with IFRS as issued by the IASB, the Group has fulfilled its legal obligation to comply with IFRS as adopted by the European Union and applicable at 30 June 2009. The results apply the accounting policies set out in Aviva plc’s Consolidated Financial Statements as of 31 December 2008, except as below.

During 2007 and 2008, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 23, Borrowing Costs, IAS 27, Consolidated and Separate Financial Statements, and IAS 32, Financial Instruments : Presentation, and the results of its annual improvements project. IFRIC interpretation 13, Customer Loyalty Programmes, and IFRIC interpretation 16, Hedges of a Net Investment in a Foreign Operation have also been endorsed by the EU. These are all applicable for the current accounting period and are now reflected in the group’s financial reporting, with no material impact.

The interim results do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The directors have a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b)
Items included in the financial statements of each of the group’s entities are measured in the currency of the primary economic environment in which that entity operates (the “functional currency”). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros.

IFRS condensed interim financial statements (unaudited)

A2 – Exchange rates

The group’s principal overseas operations during the period were located within the Eurozone and the United States.

The results and cash flows of these operations have been translated at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2009	6 months 2008
Eurozone
– Average rate (€1 equals)	£0.89	£0.77
United States
– Average rate ($US1 equals)	£0.67	£0.51

	6 months 2009	Full year 2008
Eurozone
– Period end rate (€1 equals)	£0.85	£0.97
United States
– Period end rate ($US1 equals)	£0.61	£0.69

A3 – Subsidiaries

(a) Acquisitions
There were no material acquisitions in the six months ended 30 June 2009.

(i) Other goodwill arising

As disclosed in the 2008 financial statements, on 30 June 2008 the Group acquired Swiss Life Belgium ('SLB').  At 30 June 2009, the fair values of the assets and liabilities have been updated from their provisional values to reflect a decrease in the value of acquired inforce (AVIF). This has given rise to an increase of goodwill of €72 million (£64 million) to €132 million (£118 million).

(b) Disposal of subsidiaries, joint ventures and associates

(i) The profit/(loss) on the disposal of subsidiaries, joint ventures and associates comprises:

	6 months 2009 £m	6 months 2008 £m
Netherlands (see (ii) below)	20	–
Other small operations	–	9
Profit on disposal before tax	20	7
Tax on profit on disposal	–	–
Profit on disposal after tax	20	7

IFRS condensed interim financial statements (unaudited)

A3 – Subsidiaries continued

(ii) Assets and liabilities of operations sold in the six month period ended 30 June 2009
The operations sold in the period relate to our Dutch health insurance business. The profit on disposal was £20 million, calculated as follows:

£m
Assets
Investments and property and equipment	396
Receivables and other financial assets	390
Deferred acquisition costs and other assets	1
Prepayments and accrued income	158
Cash and cash equivalents	486
Total assets	1,431
Liabilities
Gross insurance liabilities	(709)
Payables and financial liabilities	(15)
Pension obligations and other provisions	(13)
Other liabilities	(481)
Total liabilities	(1,218)
Net assets disposed of	213
Cash consideration	235
Less: transaction costs	(2)
Total consideration	233
Profit on disposal	20

(iii) Dutch health insurance business
On 1 January 2009, the group’s Dutch subsidiary, Delta Lloyd Group (“DL”), sold its health insurance business to OWM CZ Groep Zorgverkeraar UA (“CZ”), a mutual health insurer, for £231 million, realising a profit of £20 million. Under the terms of the agreement, CZ purchased the DL health insurance business and took on its underwriting risk and policy administration. DL continues to market and distribute health insurance products from CZ to its existing customers and continues to provide asset management for the transferred business. DL also has exclusive rights to market life, general insurance and income protection products to CZ’s customers.

(iv) UK non-core operations
On 11 February 2009, the group sold The British School of Motoring Limited and its subsidiaries to Arques Consulting GmbH for a consideration of £4 million. The resultant loss on disposal of £9 million was provided for in the 2008 financial statements.

IFRS condensed interim financial statements (unaudited)

A3 – Subsidiaries continued

(c) Operations and assets classified as held for sale
Assets held for sale as at 30 June 2009 comprise:

	6 months 2009 £m	Full year 2008 £m
Property and equipment held for sale (see (i) below)	106	102
Assets of operations classified as held for sale (see (ii) below)	2,345	1,448
Total assets classified as held for sale	2,451	1,550

(i) Property and equipment held for sale
As part of the restructuring of the UK businesses, the UK data centres, which were owned and managed by Aviva Central Services UK Limited, were classified as held for sale at 31 December 2008 at their fair value of £102 million. In remeasuring the data centres at their fair value at 30 June 2009, a reversal of an impairment charge of £4 million has been recognised in the income statement. The sale was completed on 1 July 2009 at the fair value above.

(ii) Assets of operations classified as held for sale
On 21 June 2009, the group announced the sale of its Australian life and pensions business and wealth management platform to National Australia Bank for cash of A$825 million (£403 million), plus an adjustment to reflect the performance of the businesses from 31 December 2008 to the date of completion forecast to be A$60 million(£30 million). In addition, the group will receive dividends of A$40 million (£20 million). The sale is subject to regulatory approval and is expected to complete later in 2009. The relevant assets and liabilities of these businesses have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 30 June 2009 and 31 December 2008 are as follows:

	6 months 2009 £m	Full year 2008 £m
Assets
Goodwill and intangible assets	1	14
Investments and property and equipment	2,058	396
Receivables and other financial assets	36	386
Deferred acquisition costs and other assets	18	1
Prepayments and accrued income	40	158
Tax assets	–	–
Cash and cash equivalents	192	493
Total assets	2,345	1,448
Liabilities
Gross insurance liabilities and liabilities for investment contracts	1,718	709
Borrowings	–	–
Payables and financial liabilities	26	22
Other liabilities	21	478
Tax liabilities and other provisions	220	12
Total liabilities	1,985	1,221
Net assets	360	227

The group has hedged its exposure to A$822 million of the sale proceeds through the purchase of foreign currency forward contracts.

The operations disclosed as held for sale at 31 December 2008 comprised the Dutch health insurance business and certain UK non-core operations, both of which were sold in the six month period ended 30 June 2009. Details are given in section (b) above. Operations disclosed as held for sale at 30 June 2008 comprised these same businesses, certain other UK non-core operations which were sold in the second half of 2008, and the Dutch bancassurance business with ABN AMRO. Following the change in control of ABN AMRO Bank Netherlands, we considered at that time that the existing agreement would be terminated but, in December 2008, both parties agreed that continuation of the partnership was the preferred and most sustainable option.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information

(a) Operating segments
The group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which they are responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments – UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the group reinsurance result and the results of run off business.

Europe
Activities reported in the Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, the Netherlands, Ireland, Italy, Poland and Spain, and general insurance in France, the Netherlands, Ireland and Italy, as well as the fund management activity of Delta Lloyd.

North America
Our activities in North America principally comprise our long-term business operations in the USA and general insurance business operations in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in Australia, China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, and South Korea.

Aviva Investors
Aviva Investors operates in most of the regions in which the group operates, in particular the UK, France, the United States and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the Europe operating segment.

Other group activities
Investment return on centrally held assets and head office expenses, such as group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in “Other group activities”. Similarly, central core structural borrowings and certain tax balances are included in “Other group activities” in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis
The accounting policies of the segments are the same as those for the group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The group evaluates performance of operating segments on the basis of:

(i)	profit or loss from operations before tax attributable to shareholders.

(ii)
profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(i) Segmental income statement for the six month period ended 30 June 2009
	United Kingdom		Europe £m	North America £m	Asia Pacific £m	Aviva Investors† £m	Other Group activities £m	Total £m
	Life £m	GI# £m
Gross written premiums	2,898	2,247	9,165	4,272	278	–	–	18,860
Premiums ceded to reinsurers	(330)	(184)	(275)	(120)	(43)	–	–	(952)
Internal reinsurance revenue	–	28	(21)	(6)	(1)	–	–	–
Net written premiums	2,568	2,091	8,869	4,146	234	–	–	17,908
Net change in provision for unearned premiums	(12)	252	(180)	(24)	(3)	–	–	33
Net earned premiums	2,556	2,343	8,689	4,122	231	–	–	17,941
Fee and commission income	119	117	349	27	72	117	–	801
	2,675	2,460	9,038	4,149	303	117	–	18,742
Net investment income	(2,027)	178	3,586	916	172	(88)	(17)	2,720
Inter-segment revenue	–	–	–	–	–	93	–	93
Share of loss of joint ventures and associates	(537)	–	(10)	–	–	–	–	(547)
Profit on the disposal of subsidiaries and associates	–	–	20	–	–	–	–	20
Segmental income*	111	2,638	12,634	5,065	475	122	(17)	21,028
Claims and benefits paid, net of recoveries from reinsurers	(3,689)	(1,700)	(6,351)	(2,256)	(146)	–	–	(14,142)
Change in insurance liabilities, net of reinsurance	2,701	229	(635)	(2,462)	(23)	–	–	(190)
Change in investment contract provisions	1,169	–	(2,116)	(76)	(7)	61	–	(969)
Change in unallocated divisible surplus	312	–	(370)	–	(31)	–	–	(89)
Amortisation of deferred acquisition costs and acquired value of in-force business	–	–	(24)	(27)	(2)	–	–	(53)
Depreciation and other amortisation expense	(6)	(39)	(36)	(35)	(4)	(3)	–	(123)
Other operating expenses	(527)	(942)	(1,520)	(33)	(149)	(152)	(191)	(3,514)
Impairment losses**	–	(42)	(366)	(56)	–	–	–	(464)
Inter-segment expenses	(54)	(2)	(7)	(30)	(1)	1	–	(93)
Finance costs	(144)	(9)	(377)	(12)	–	–	(173)	(715)
Segmental expenses	(238)	(2,505)	(11,802)	(4,987)	(363)	(93)	(364)	(20,352)
Profit/(loss) before tax	(127)	133	832	78	112	29	(381)	676
Tax attributable to policyholders’ returns	301	–	(34)	–	(3)	–	–	264
Profit/(loss) before tax attributable to shareholders	174	133	798	78	109	29	(381)	940

*
Total reported income, excluding inter-segment revenue, is split United Kingdom £2,749 million, France £5,030 million, Netherlands £2,733 million, USA £4,074 million and Rest of the World £6,349 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses recognised directly in equity were £422 million.
†	Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.
#	United Kingdom GI includes the group reinsurance business, agency run off business and the non-insurance business for the RAC.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(ii) Segmental income statement for the six month period ended 30 June 2008
	United Kingdom		Europe £m	North America £m	Asia Pacific £m	Aviva Investors† £m	Other Group activities £m	Total £m
	Life £m	GI# £m
Gross written premiums	3,801	2,867	8,272	2,662	326	–	–	17,928
Premiums ceded to reinsurers	(252)	(265)	(229)	(101)	(35)	–	–	(882)
Internal reinsurance revenue	–	26	(21)	(4)	(1)	–	–	–
Net written premiums	3,549	2,628	8,022	2,557	290	–	–	17,046
Net change in provision for unearned premiums	(3)	75	(244)	(17)	(1)	–	–	(190)
Net earned premiums	3,546	2,703	7,778	2,540	289	–	–	16,856
Fee and commission income	158	178	349	17	90	160	(2)	950
	3,704	2,881	8,127	2,557	379	160	(2)	17,806
Net investment income	(5,886)	246	(3,841)	370	(134)	(142)	(194)	(9,581)
Inter-segment revenue	–	–	–	(20)	–	88	–	68
Share of loss of joint ventures and associates	(326)	–	(3)	–	(15)	–	–	(344)
Profit on the disposal of subsidiaries and associates	–	–	9	–	–	–	–	9
Segmental income*	(2,508)	3,127	4,292	2,907	230	106	(196)	7,958
Claims and benefits paid, net of recoveries from reinsurers	(4,263)	(1,971)	(6,292)	(1,306)	(304)	–	–	(14,136)
Change in insurance liabilities, net of reinsurance	3,035	348	1,165	(1,170)	93	–	–	3,471
Change in investment contract provisions	3,354	–	1,018	(50)	123	109	–	4,554
Change in unallocated divisible surplus	883	–	1,863	–	–	–	–	2,746
Amortisation of deferred acquisition costs and acquired value of in-force business	–	–	(18)	(74)	(2)	–	–	(94)
Depreciation and other amortisation expense	(60)	(43)	(70)	(22)	(2)	(2)	–	(199)
Other operating expenses	(768)	(1,422)	(1,392)	(251)	(145)	(162)	94	(4,046)
Impairment losses**	–	–	(155)	(16)	–	–	–	(171)
Inter-segment expenses	(55)	(2)	(9)	–	(2)	–	–	(68)
Finance costs	(233)	(4)	(329)	(9)	–	–	(133)	(708)
Segmental expenses	1,893	(3,094)	(4,219)	(2,898)	(239)	(55)	(39)	(8,651)
(Loss)/profit before tax	(615)	33	73	9	(9)	51	(235)	(693)
Tax attributable to policyholders’ returns	651	–	14	–	7	–	–	672
(Loss)/profit before tax attributable to shareholders	36	33	87	9	(2)	51	(235)	(21)

*
Total reported income, excluding inter-segment revenue, is split United Kingdom £619 million, France £99 million, Netherlands £3,802 million, USA £2,096 million and Rest of the World £1,274 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in equity were £148 million and £1 million.
†	Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.
#	United Kingdom GI includes the group reinsurance business, agency run off business and the non-insurance business for the RAC.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(iv) Segmental statement of financial position as at 30 June 2009
	United Kingdom		Europe £m	North America £m	Asia Pacific £m	Aviva Investors† £m	Other Group activities £m	Total £m
	Life £m	GI# £m
Goodwill	52	1,209	1,246	804	48	2	–	3,361
Acquired value of in-force business and intangible assets	63	256	1,225	1,692	21	12	–	3,269
Interests in, and loans to, joint ventures and associates	1,634	–	552	1	258	15	–	2,460
Property and equipment	99	152	408	110	25	10	1	805
Investment property	7,416	128	3,397	6	18	571	682	12,218
Loans	19,433	770	17,564	1,916	33	2	–	39,718
Financial investments	65,080	2,491	112,229	24,789	1,810	1,390	3,757	211,546
Deferred acquisition costs	1,255	916	915	2,794	12	–	–	5,892
Other assets	17,143	4,671	22,484	4,775	2,670	609	(129)	52,223
Total assets	112,175	10,593	160,020	36,887	4,895	2,611	4,311	331,492
Gross insurance liabilities	59,570	8,598	64,627	27,175	1,805	–	–	161,775
Gross liabilities for investment contracts	34,072	–	58,383	2,963	–	2,123	–	97,541
Unallocated divisible surplus	2,269	–	(23)	–	37	–	–	2,283
Net asset value attributable to unit holders	833	–	4,469	–	–	–	2,671	7,973
Borrowings	2,485	10	6,409	183	–	–	5,238	14,325
Other liabilities, including inter-segment liabilities	9,616	352	16,297	3,745	2,110	345	2,391	34,856
Total liabilities	108,845	8,960	150,162	34,066	3,952	2,468	10,300	318,753
Total equity								12,739
Total equity and liabilities								331,492
Capital expenditure (excluding business combinations)	–	13	22	41	3	2	–	81

External borrowings by holding companies within the group which are not allocated to operating companies are included in “Other Group activities”.

†	Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.
#	United Kingdom GI includes the group reinsurance business, agency run off business and the non-insurance business for the RAC.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(vi) Segmental statement of financial position as at 31 December 2008
	United Kingdom		Europe £m	North America £m	Asia Pacific £m	Aviva Investors† £m	Other Group activities £m	Total £m
	Life £m	GI# £m
Goodwill	52	1,208	1,357	903	55	3	–	3,578
Acquired value of in-force business and intangible assets	65	265	1,470	2,196	28	14	–	4,038
Interests in, and loans to, joint ventures and associates	2,080	–	604	2	296	–	1	2,983
Property and equipment	123	173	519	106	32	10	1	964
Investment property	8,872	148	3,920	7	21	655	803	14,426
Loans	20,156	833	19,061	2,130	56	1	–	42,237
Financial investments	69,060	2,501	125,724	24,621	3,865	1,454	3,035	230,260
Deferred acquisition costs	1,221	994	1,080	2,626	40	3	1	5,965
Other assets	13,925	4,956	23,646	5,538	630	661	755	50,111
Total assets	115,554	11,078	177,381	38,129	5,023	2,801	4,596	354,562
Gross insurance liabilities	62,243	9,160	73,316	27,990	2,141	–	–	174,850
Gross liabilities for investment contracts	35,109	–	65,106	3,403	1,643	2,298	–	107,559
Unallocated divisible surplus	2,727	–	(405)	–	3	–	–	2,325
Net asset value attributable to unit holders	986	–	3,304	–	175	–	2,453	6,918
Borrowings	2,716	11	6,970	163	–	–	5,341	15,201
Other liabilities, including inter-segment liabilities	8,164	(972)	18,635	4,041	190	324	2,881	33,263
Total liabilities	111,945	8,199	166,926	35,597	4,152	2,622	10,675	340,116
Total equity								14,446
Total equity and liabilities								354,562
Capital expenditure (excluding business combinations)	36	93	72	70	4	5	–	280

External borrowings by holding companies within the group which are not allocated to operating companies are included in “Other group activities”.

†	Aviva Investors comprises the Aviva Investors UK, France, the United States, Canada and International fund management businesses.
#	United Kingdom GI includes the group reinsurance business, agency run off business and the non-insurance business for the RAC.

(b) Further analysis by products and services
The group’s results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and non-insurance activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as the Lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders’ and shareholders’ funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Non-insurance includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(i) Segmental income statement – products and services for the six month period ended 30 June 2009
	Long-term business £m	General Insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	13,540	5,320	–	–	18,860
Premiums ceded to reinsurers	(579)	(373)	–	–	(952)
Net written premiums	12,961	4,947	–	–	17,908
Net change in provision for unearned premiums	–	33	–	–	33
Net earned premiums	12,961	4,980	–	–	17,941
Fee and commission income	314	78	238	171	801
	13,275	5,058	238	171	18,742
Net investment income	1,956	498	1	265	2,720
Inter-segment revenue	–	–	86	–	86
Share of (loss)/profit of joint ventures and associates	(534)	1	(12)	(2)	(547)
Profit on the disposal of subsidiaries and associates	–	–	–	20	20
Segmental income	14,697	5,557	313	454	21,021
Claims and benefits paid, net of recoveries from reinsurers	(10,641)	(3,501)	–	–	(14,142)
Change in insurance liabilities, net of reinsurance	(454)	264	–	–	(190)
Change in investment contract provisions	(969)	–	–	–	(969)
Change in unallocated divisible surplus	(89)	–	–	–	(89)
Amortisation of deferred acquisition costs and acquired value of in-force business	(53)	–	–	–	(53)
Depreciation and other amortisation expense	(58)	(21)	(3)	(41)	(123)
Other operating expenses	(1,066)	(1,760)	(257)	(431)	(3,514)
Impairment losses	(365)	(83)	–	(16)	(464)
Inter-segment expenses	(81)	(5)	–	–	(86)
Finance costs	(183)	(11)	(26)	(495)	(715)
Segmental expenses	(13,959)	(5,117)	(286)	(983)	(20,345)
Tax attributable to policyholder returns	264	–	–	–	264
Profit/(loss) before tax attributable to shareholders	1,002	440	27	(529)	940

*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £91 million, of which £16 million relates to property and liability insurance £75 million to long-term business.

**	General insurance and health business segment includes gross written premiums of £441 million relating to health business. The remaining business relates to property and liability insurance.
†
Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(ii) Segmental income statement – products and services for the six month period ended 30 June 2008
	Long-term business £m	General Insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	11,735	6,193	–	–	17,928
Premiums ceded to reinsurers	(489)	(393)	–	–	(882)
Net written premiums	11,246	5,800	–	–	17,046
Net change in provision for unearned premiums	(2)	(188)	–	–	(190)
Net earned premiums	11,244	5,612	–	–	16,856
Fee and commission income	413	61	262	214	950
	11,657	5,673	262	214	17,806
Net investment income	(10,018)	157	65	215	(9,581)
Inter-segment revenue	–	–	61	–	61
Share of loss of joint ventures and associates	(329)	(2)	(6)	(7)	(344)
Profit on the disposal of subsidiaries and associates	–	–	–	9	9
Segmental income	1,310	5,828	382	431	7,951
Claims and benefits paid, net of recoveries from reinsurers	(10,097)	(4,039)	–	–	(14,136)
Change in insurance liabilities, net of reinsurance	3,192	279	–	–	3,471
Change in investment contract provisions	4,554	–	–	–	4,554
Change in unallocated divisible surplus	2,746	–	–	–	2,746
Amortisation of deferred acquisition costs and acquired value of in-force business	(94)	–	–	–	(94)
Depreciation and other amortisation expense	(49)	(17)	(2)	(131)	(199)
Other operating expenses	(1,455)	(1,927)	(315)	(349)	(4,046)
Impairment losses	(168)	(1)	–	(2)	(171)
Inter-segment expenses	(56)	(5)	–	–	(61)
Finance costs	(279)	(1)	–	(428)	(708)
Segmental expenses	(1,706)	(5,711)	(317)	(910)	(8,644)
Tax attributable to policyholder returns	672	–	–	–	672
(Loss)/profit before tax attributable to shareholders	276	117	65	(479)	(21)
_________________
*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £105 million, of which £97 million relates to property and liability insurance £8 million to long-term business.

**
General insurance and health business segment includes gross written premiums of £991 million and premiums ceded to other companies of £8 million relating to health business. The remaining business relates to property and liability insurance.

†
Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

IFRS condensed interim financial statements (unaudited)

A4 – Segmental information continued

(iv) Segmental statement of financial position – products and services as at 30 June 2009
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,602	458	2	1,299	3,361
Acquired value of in-force business and intangible assets	2,806	366	12	85	3,269
Interests in, and loans to, joint ventures and associates	2,333	4	46	77	2,460
Property and equipment	403	111	12	279	805
Investment property	10,957	234	–	1,027	12,218
Loans	27,362	932	2	11,422	39,718
Financial investments	195,026	10,783	75	5,662	211,546
Deferred acquisition costs	4,478	1,394	16	4	5,892
Other assets	43,690	8,259	508	(234)	52,223
Total assets	288,657	22,541	673	19,621	331,492
Gross insurance liabilities	143,886	17,889	–	–	161,775
Gross liabilities for investment contracts	97,541	–	–	–	97,541
Unallocated divisible surplus	2,283	–	–	–	2,283
Net asset value attributable to unit holders	5,290	12	–	2,671	7,973
Borrowings	4,148	85	–	10,092	14,325
Other liabilities, including inter-segment liabilities	19,605	113	412	14,726	34,856
Total liabilities	272,753	18,099	412	27,488	318,753
Total equity					12,739
Total equity and liabilities					331,492

(vi) Segmental statement of financial position – products and services as at 31 December 2008
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,827	477	3	1,271	3,578
Acquired value of in-force business and intangible assets	3,542	402	14	80	4,038
Interests in, and loans to, joint ventures and associates	2,810	4	44	125	2,983
Property and equipment	507	118	13	326	964
Investment property	12,953	278	–	1,195	14,426
Loans	28,916	914	1	12,406	42,237
Financial investments	213,379	11,632	73	5,176	230,260
Deferred acquisition costs	4,455	1,489	21	–	5,965
Other assets	39,539	9,876	563	133	50,111
Total assets	307,928	25,190	732	20,712	354,562
Gross insurance liabilities	155,693	19,157	–	–	174,850
Gross liabilities for investment contracts	107,559	–	–	–	107,559
Unallocated divisible surplus	2,325	–	–	–	2,325
Net asset value attributable to unit holders	4,449	16	–	2,453	6,918
Borrowings	4,368	–	–	10,833	15,201
Other liabilities, including inter-segment liabilities	16,953	379	392	15,539	33,263
Total liabilities	291,347	19,552	392	28,825	340,116
Total equity					14,446
Total equity and liabilities					354,562

IFRS condensed interim financial statements (unaudited)

A5 – Tax

(a) Tax (credited)/charged to the income statement
(i) The total tax credit comprises:
	6 months 2009 £m	6 months 2008 £m
Current tax
For this period	157	285
Prior year adjustments	(88)	(67)
Total current tax	69	218
Deferred tax
Origination and reversal of temporary differences	(153)	(827)
Changes in tax rates or tax laws	1	–
Write-down of deferred tax assets	12	–
Total deferred tax	(140)	(827)
Total tax credited to income statement	(71)	(609)

(ii) The group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholders’ returns included in the credit above is £264 million (30 June 2008: £672 million credit).

(b) Tax charged/(credited) to other comprehensive income
(i) The total tax charge/(credit) comprises:
	6 months 2009 £m	6 months 2008 £m
Deferred tax
In respect of pensions and other post-retirement obligations	(13)	–
In respect of unrealised gains/(losses) on investments	158	(101)
Total tax charged/(credited) to other comprehensive income	145	(101)

(ii) The tax credit attributable to policyholders’ returns included above is £nil (30 June 2008: £nil).

(c) Tax charged to equity
The tax charged directly to equity in the period amounted to £nil million (30 June 2008: £nil).

(d) Tax reconciliation
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:
	6 months 2009 £m	6 months 2008 £m
Profit/(loss) before tax	676	(693)
Tax calculated at standard UK corporation tax rate of 28.0% (2008: 28.5%)	189	(198)
Different basis of tax – policyholders	(214)	(465)
Adjustment to tax charge in respect of prior years	(42)	(55)
Non-assessable income	(30)	(19)
Non-taxable profit on sale of subsidiaries and associates	(6)	(3)
Disallowable expenses	24	26
Different local basis of tax on overseas profits	6	95
Impact of increase in statutory local rates	3	–
(Recognition)/non-recognition of deferred tax	14	17
Other	(15)	(7)
Total tax credited to income statement	(71)	(609)

IFRS condensed interim financial statements (unaudited)

A6 – Earnings per share

(a) Basic earnings per share
(i) The profit attributable to ordinary shareholders is:
	6 months 2009	6 months 2008
	£m	£m
Profit/(loss) before tax attributable to shareholders’ profits	940	(21)
Tax attributable to shareholders’ profit/(loss)	(193)	(63)
Profit/(loss) for the year	747	(84)
Amount attributable to minority interests	(72)	(13)
Cumulative preference dividends for the year	(9)	(9)
Profit/(loss) attributable to ordinary shareholders	666	(106)

Basic earnings per share (pence)	24.9	(4.0)

(ii) The calculation of basic earnings per share uses a weighted average of 2,672 million (30 June 2008: 2,632 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2009 was 2,739 million (30 June 2008: 2,658 million).

(b) Diluted earnings per share
Diluted earnings per share is calculated as follows:
	6 months 2009			6 months 2008
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit/(loss) attributable to ordinary shareholders	666	2,672	24.9	(106)	2,632	(4.0)
Dilutive effect of share awards and options	–	14	(0.1)	–	21	–
Diluted earnings/(loss) per share	666	2,686	24.8	(106)	2,653	(4.0)

A7 – Dividends and appropriations

	6 months 2009 £m	6 months 2008 £m
Ordinary dividends declared and charged to equity in the year
Final 2007 – 21.10 pence per share, paid on 16 May 2008	–	554
Final 2008 – 19.91 pence per share, paid on 15 May 2009	527	–
	527	554
Preference dividends declared and charged to equity in the year	9	9
	536	563

Subsequent to 30 June 2009, the directors proposed an interim dividend for 2009 of 9.0 pence per ordinary share (six months to 30 June 2008: 13.09 pence), amounting to £247 million (six months to 30 June 2008: £348 million) in total. The dividend will be paid on 17 November 2009 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2009.

IFRS condensed interim financial statements (unaudited)

A8 – Insurance liabilities

(a) Carrying amount
Insurance liabilities at 30 June/31 December comprise:
	30 June 2009			31 December 2008
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	61,230	–	61,230	66,863	–	66,863
Unit-linked non-participating	20,284	–	20,284	22,060	–	22,060
Other non-participating	62,586	–	62,586	67,265	–	67,265
	144,100	–	144,100	156,188	–	156,188
Outstanding claims provisions	1,105	9,948	11,053	907	11,842	12,749
Provision for claims incurred but not reported	–	2,710	2,710	–	2,518	2,518
	1,105	12,658	13,763	907	14,360	15,267
Provision for unearned premiums	–	5,220	5,220	–	5,493	5,493
Provision arising from liability adequacy tests	–	11	11	–	13	13
Other technical provisions	–	–	–	–	–	–
Total	145,205	17,889	163,094	157,095	19,866	176,961
Less: Obligations to staff pension schemes transferred to provisions	(1,234)	–	(1,234)	(1,402)	–	(1,402)
Amounts classified as held for sale	(85)	–	(85)	–	(709)	(709)
	143,886	17,889	161,775	155,693	19,157	174,850

(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions during the period
6 months 2009 £m
Carrying amount at 1 January	156,188
Provisions in respect of new business	6,425
Expected change in existing business provisions	(3,268)
Variance between actual and expected experience	(765)
Effect of adjusting to PS06/14 realistic basis	–
Impact of other operating assumption changes	(128)
Impact of economic assumption changes	(2,562)
Other movements	228
Change in liability recognised as an expense	(70)
Effect of portfolio transfers, acquisitions and disposals	35
Foreign exchange rate movements	(12,053)
Carrying amount at 30 June	144,100

IFRS condensed interim financial statements (unaudited)

A8 – Insurance liabilities continued

(b) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions during the period:
6 months 2009 £m
Carrying amount at 1 January	14,360
Impact of changes in assumptions	(72)
Claim losses and expenses incurred in the current period	3,689
Decrease in estimated claim losses and expenses incurred in prior periods	(303)
Exceptional strengthening of general insurance latent claims provisions	–
Incurred claims losses and expenses	3,314
Less:
Payments made on claims incurred in the current period	(1,511)
Payments made on claims incurred in prior years	(2,254)
Recoveries on claim payments	132
Claims payments made in the period, net of recoveries	(3,633)
Unwind of discounting	20
Other movements in the claims provisions	6
Changes in claims reserve recognised as an expense	(293)
Effect of portfolio transfers, acquisitions and disposals	(655)
Foreign exchange rate movements	(754)
Carrying amount at 30 June	12,658

(c) Movements in unearned premiums
The following changes have occurred in the provision for unearned premiums (UPR) during the period:
6 months 2009 £m
Carrying amount at 1 January	5,493
Premiums written during the period	5,320
Less: premiums earned during the period	(5,366)
Changes in UPR recognised as income	(46)
Gross portfolio transfers and acquisitions	–
Foreign exchange rate movements	(227)
Carrying amount at 30 June	5,220

A9 – Liability for investment contracts

(a) Carrying amount
	30 June 2009 £m	31 December 2008 £m
Long-term business
Participating contracts	59,604	65,278
Non-participating contracts at fair value	37,291	39,509
Non-participating contracts at amortised costs	2,279	2,772
	39,570	42,281
	99,174	107,559
Less: Amounts classified as held for sale	(1,633)	–
	97,541	107,559

IFRS condensed interim financial statements (unaudited)

A9 – Liability for investment contracts continued

(b) Movements in participating investment contracts
6 months 2009 £m
Carrying amount at 1 January	65,278
Provisions in respect of new business	2,906
Expected change in existing business provisions	(2,071)
Variance between actual and expected experience	489
Impact of operating assumption changes	(16)
Impact of economic assumption changes	(156)
Other movements	(177)
Change in liability recognised as an expense	975
Effect of portfolio transfers, acquisitions and disposals	14
Foreign exchange rate movements	(6,663)
Carrying amount at 30 June	59,604

(c) Movements in non-participating investment contracts
6 months 2009 £m
Carrying amount at 1 January	42,281
Provisions in respect of new business	1,029
Expected change in existing business provisions	(1,096)
Variance between actual and expected experience	(377)
Impact of operating assumption changes	–
Impact of economic assumption changes	9
Other movements	(234)
Change in liability	(669)
Effect of portfolio transfers, acquisitions and disposals	–
Foreign exchange rate movements	(2,042)
Carrying amount at 30 June	39,570

IFRS condensed interim financial statements (unaudited)

A10 – Reinsurance assets

(a) Carrying amounts
The reinsurance assets at 30 June/31 December comprised:
	30 June 2009 £m	31 December 2008 £m
Long-term business
Insurance contracts	3,804	4,466
Participating investment contracts	45	52
Non-participating investment contracts	954	1,047
Outstanding claims provisions	134	145
Less: Amounts classified as held for sale	(11)	–
	4,926	5,710
General insurance and health
Outstanding claims provisions	1,572	1,737
Provisions for claims incurred but not reported	108	29
	1,680	1,766
Provision for unearned premiums	393	418
Other technical provisions	6	–
Less: Amounts classified as held for sale	–	–
	2,079	2,184
Total	7,005	7,894

(b) Movements in respect of long-term business provisions
6 months 2009 £m
Carrying amount at 1 January	5,565
Asset in respect of new business	107
Expected change in existing business asset	(58)
Variance between actual and expected experience	(37)
Impact of other operating assumption changes	8
Impact of economic assumption changes	(274)
Other movements	(52)
Change in asset	(306)
Effect of portfolio transfers, acquisitions and disposals	–
Foreign exchange rate movements	(456)
Carrying amount at 30 June	4,803

IFRS condensed interim financial statements (unaudited)

A10 – Reinsurance assets continued

(c) Movements in respect of general insurance and health outstanding claims provisions and IBNR
6 months 2009 £m
Carrying amount at 1 January	1,766
Impact of changes in assumptions	(15)
Exceptional strengthening of latent claims provisions	–
Reinsurers’ share of claim losses and expenses
Incurred in current period	120
Incurred in prior periods	(22)
Reinsurers’ share of incurred claim losses and expenses	98
Less:
Reinsurance recoveries received on claims
Incurred in current period	(23)
Incurred in prior periods	(109)
Reinsurance recoveries received in the period	(132)
Unwind of discounting	11
Change in reinsurance asset recognised as income	(38)
Effect of portfolio transfers, acquisitions and disposals	–
Foreign exchange rate movements	(48)
Other movements	–
Carrying amount at 30 June	1,680

(d) Reinsurers’ share of the provision for unearned premiums (UPR)
6 months 2009 £m
Carrying amount at 1 January	418
Premiums ceded to reinsurers in the period	373
Less: Reinsurers’ share of premiums earned during the period	(386)
Changes in reinsurance asset recognised as income	(13)
Reinsurers’ share of portfolio transfers and acquisitions	–
Foreign exchange rate movements	(12)
Carrying amount at 30 June	393

IFRS condensed interim financial statements (unaudited)

A11 – Effect of changes in assumptions and estimates during the period

This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.
	Effect on profit six month 2009 £m	Effect on profit six month 2008 £m
Assumptions
Long-term insurance business
Interest rates	1,876	1,136
Expenses	–	–
Persistency rates	10	–
Mortality for assurance contracts	–	–
Mortality for annuity contracts	6	–
Tax and other assumptions	(1)	(58)
Investment contracts
Interest rates	(158)	(1)
Expenses	–	–
Persistency rates	–	–
Other assumptions	–	–
General insurance and health business
Change in loss ratio assumptions	4	(2)
Change in discount rate assumptions	54	–
Change in expense ratio assumptions	(1)	(1)
Total	1,790	1,074

The impact of interest rates for long-term business relates primarily to the UK, Ireland and the Netherlands, driven by the market level of risk-free rates. Higher valuation interest rates in 2009 had the effect of reducing liabilities for traditional business and hence a positive impact on profit. This follows a reduction in market interest rates in 2008 which had the reverse effect. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

A12 – Borrowings

On 27 February 2009, Delta Lloyd issued subordinated debt of €500 million at a fixed rate of 10.4% maturing 27 February 2019. On 31 March 2009, Aviva plc issued subordinated debt of £200 million at a fixed rate of 10.8% maturing on 31 March 2019.  In addition, on 30 April 2009, Aviva plc issued subordinated €50 million at a fixed rate of 10.5% maturing on 30 April 2019.

IFRS condensed interim financial statements (unaudited)

A13 – Unallocated divisible surplus

The following movements have occurred in the period:
30 June 2009 £m
Carrying amount at 1 January	2,325
Change in participating contract assets	(2,695)
Change in participating contract liabilities	2,796
Effect of special bonus to with-profit policyholders	–
Other movements	(12)
Change in liability recognised as an expense	89
Movement in respect of change in pension scheme deficit	(148)
Foreign exchange rate movements	10
Other movements	10
2,286
Less: amounts classified as held for sale	(3)
Carrying amount at 30 June	2,283

A14 – Pension schemes

(a) Pension scheme deficits in condensed consolidated statement of financial position
On the condensed consolidated statement of financial position, the amount described as provisions includes the pension scheme deficit and comprises:
	30 June 2009 £m	31 December 2008 £m
Deficits in the staff pension schemes	1,988	613
Other obligations to staff pension schemes – insurance policies issued by group companies1	1,234	1,402
Total IAS 19 obligations to staff pension schemes	3,222	2,015
Restructuring provisions	208	253
Other provisions	542	722
Less: amounts classified as held for sale	(17)	(6)
Total provisions	3,955	2,984

1.
Pension assets in our Dutch pension schemes include insurance policies which are non-transferable under the terms of IAS 19 so have been treated as other obligations to staff pension schemes within provisions above.

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes’ deficits and surpluses comprise:
30 June 2009 £m
Net deficits in the schemes at 1 January	(613)
Employer contributions	186
Current and past service cost (see (c) below)	(80)
Losses on curtailments (see (c) below)	13
Charge to investment income (see (c) below)	(59)
Other actuarial losses (see (c) below)	(1,456)
Exchange rate movements on foreign plans	21
Net deficits in the schemes at 30 June	(1,988)

IFRS condensed interim financial statements (unaudited)

A14 – Pension scheme continued

(c) Pension expense
(i) Recognised in the income statement
	30 June 2009 £m	30 June 2008 £m
Current service cost	(65)	(83)
Past service cost	(15)	–
Gains/(losses) on curtailments	13	(1)
Total pension cost charged to net operating expenses	(67)	(84)
Expected return on scheme assets	238	315
Less: Income on insurance policy assets accounted for elsewhere (see (iii) above)	(29)	(30)
	209	285
Interest charge on scheme liabilities	(297)	(288)
(Charge)/credit to investment income	(88)	(3)
Total charge to income	(155)	(87)

(ii) Recognised in the statement of comprehensive income
	30 June 2009 £m	30 June 2008 £m
Expected return on scheme assets	(238)	(315)
Actual negative return on these assets	(318)	(683)
Actuarial losses on scheme assets	(556)	(998)
Less: losses on insurance policy assets accounted for elsewhere	76	78
Actuarial losses on admissible assets	(480)	(920)
Experience gains arising on scheme liabilities	1	66
Changes in assumptions underlying the present value of the scheme liabilities	(901)	164
Actuarial losses recognised in the statement of comprehensive income	(1,380)	(690)

IFRS condensed interim financial statements (unaudited)

A15 – Statement of cash flows

(a) The reconciliation of profit/(loss) before tax to the net cash inflow from operating activities is:
	6 months 2009 £m	6 months 2008 £m
Profit/(loss) before tax	676	(693)
Adjustments for:
Share of losses of joint ventures and associates	547	344
Dividends received from joint ventures and associates	18	77
(Profit)/loss on sale of:
Investment property	(19)	(1)
Property and equipment	–	–
Subsidiaries, joint ventures and associates	(20)	(9)
Investments	2,216	(1,358)
	2,177	(1,368)
Fair value losses/(gains) on:
Investment property	1,351	811
Investments	125	16,470
Borrowings	20	(49)
	1,496	17,232
Depreciation of property and equipment	60	52
Equity compensation plans, equity settled expense	19	27
Impairment of:
Goodwill on subsidiaries	5	42
Financial investments, loans and other assets	464	172
Acquired value of in-force business and intangibles	–	32
Non financial assets	–	–
	469	246
Amortisation of:
Premium or discount on debt securities	407	26
Premium or discount on loans	(8)	(9)
Premium or discount on borrowings	1	1
Premium or discount on participating investment contracts	7	–
Financial instruments	22	–
Acquired value of in-force business and intangibles	108	146
	537	164
Change in unallocated divisible surplus	89	(2,746)
Interest expense on borrowings	715	708
Net finance income on pension schemes	83	(27)
Foreign currency exchange (gains)/losses	(111)	15
Changes in working capital
Decrease in reinsurance assets	329	200
Increase deferred acquisition costs	(727)	(411)
Increase/(decrease) in insurance liabilities and investment contracts	1,863	(6,829)
Increase/(decrease) in other assets and liabilities	490	(899)
	1,955	(7,939)
Net purchases of operating assets
Purchases of investment property	(236)	(759)
Proceeds on sale of investment property	439	646
Net purchases of financial investments	(5,026)	(2,482)
	(4,823)	(2,595)
Cash generated from operations	3,907	3,497

IFRS condensed interim financial statements (unaudited)

A15 – Statement of cash flows continued

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(b) Cash and cash equivalents in the Statement of cash flows at 31 December comprised:
	30 June 2009 £m	30 June 2008 £m
Cash at bank and in hand	11,081	6,429
Cash equivalents	14,141	12,052
	25,222	18,481
Bank overdrafts	(1,145)	(1,273)
	24,077	17,208

Of the total cash and cash equivalents shown above, £192 million has been classified as held for sale (30 June 2008: £411 million).

A16 – Related parties

The group received income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

	Income earned in period		Receivable at end of period
	30 June 2009 £m	30 June 2008 £m	30 June 2009 £m	31 December 2008 £m
Associates	22	29	3	3
Joint ventures	9	11	299	300
Employee pension schemes	15	18	4	6
	46	58	306	309

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

A17 – Risk management

Risk management
As a global company, we face a large and diverse number of risks. Each of these risks has the potential to impact our financial performance or hinder the achievement of our strategic objectives.

To ensure that risks are effectively identified and assessed and that appropriate controls and responses are in place, the Chief Risk Officer co-ordinates all group-wide risk management activities supported by local chief risk officers in each of our regions. A full description of our approach and management of risks is set out in the 2008 Annual Report and Accounts.

In accordance with the requirements of the Transparency Directive (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the group for the next six months.

Market risk
The world-wide economic backdrop to this half year report remains negative. Even though some indicators are beginning to show a positive trend there is a risk that recovery could be delayed, or in a worst case reverse. As a result we expect to continue to see heightened levels of market volatility in respect of interest rates, asset values and foreign exchange rates.

Aviva regularly monitors its investment holdings and asset-liability matching and we continue to explore new ways of mitigating the risks we are exposed to. We actively manage our equity exposures and have purchased additional protection in the half year to June 2009. Equity markets have demonstrated significant liquidity despite adverse economic conditions. We consider equity hedging to continue to be appropriate to protect the Group’s statement of financial position against a general decline in the economic position.

Credit risk
Credit spreads have reduced in recent months reflecting some return of confidence to the market and the removal of some forms of hybrid capital from the market indices. However default experience will tend to lag the financial markets.

Aviva has taken a prudent approach to its overall credit risk exposure including a reduction in some counter party credit limits and through increased monitoring of exposures. A new credit risk management information system has been introduced which improves the timeliness of information to support the management and optimisation of our credit risk.

IFRS condensed interim financial statements (unaudited)

A17 – Risk management continued

Liquidity risk
We need to ensure that we maintain sufficient liquid assets to meet our cash flow obligations as they fall due. All our businesses identify their sources of liquidity risk and monitor the potential exposures.

At a group level we maintain a prudent level of liquidity by maintaining a buffer of liquid assets to cover unforeseen circumstances. In addition, the group maintains significant committed undrawn borrowing facilities from a range of leading international banks.

Foreign exchange risk
As an international business we are exposed to fluctuations in exchange rates; these affect the value of shareholder funds which are expressed in sterling. Generally we don’t hedge these currency risks as profits are retained to support growth in the business units. However significant declared dividends from overseas businesses or other material transaction exposure risks such as mergers and acquisitions are hedged.

We centrally monitor against limits the amount of foreign exchange risk to our group regulatory capital positions. We use currency borrowings and derivatives when necessary to keep currency exposures within these limits.

Insurance risk
We continue to monitor our insurance risks, particularly those most affected by the economic crisis, such as customer retention, creditor insurance and general insurance claims. Where appropriate we take steps to address emerging trends via underwriting or rating changes in order to ensure we deliver the right level of profit from our insurance business.

Regulatory risk
The financial crisis is driving increased regulatory scrutiny of the group’s business; however we continue to maintain constructive relationships with our regulators around the globe. We face substantial change in the regulatory framework driven by the implementation of the Solvency II Directive in Europe as well as national, European and global regulatory reform proposals in response to the financial crisis.

We are actively involved in the consultation exercises on these new regulatory proposals both through direct lobbying activity and via influencing the input of UK, European and international bodies representing the financial services industry. In this way we are seeking to ensure effective but proportionate regulation is applied.

Regulatory changes will also influence future distribution opportunities for our products and services. In the USA, there is a significant likelihood that distribution of equity indexed annuity products will be subject to regulation by the SEC rather than by state insurance departments by 2011. In the UK, the Retail Distribution Review, which is scheduled for implementation in 2012, is expected to significantly change the landscape for the distribution of life and pensions contracts. We continue to influence these developments and prepare for the business changes each will necessitate.

Other risks
We have noted no material changes to the other risks identified in the 2008 Annual Report and Accounts.

A18 – Subsequent events

At the Board meeting on 5th of August, the Directors approved the commencement of a process to initiate an initial public offering for a minority stake in the Delta Lloyd Group.

Glossary

Product Definitions:
Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date.  Immediate annuities may be purchased for an individual and his or /her dependents or on a bulk purchase basis for groups of people.  Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions	A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities	A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities	An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales	Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (“ISAs”) and Open Ended Investment Companies (“OEICs”).

ISAs	Individual savings accounts - Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines	Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans).

Mortgage endowment	An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance	A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits	Long term savings and insurance products sold in the U.K. other than “With profits” (see definition below) products.

OEIC	Open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions	A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions	A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium	A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d’investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium	A single lump sum is paid by the policyholder at commencement of the contract,

Stakeholder pensions	Low cost and flexible pension plans available in the UK, governed by specific regulations.

Superannuation	Superannuation is a pension product sold in Australia where employers pay a proportion of an employee’s salaries and wages into a fund, which can be accessed when the employee retires.

Takaful	Insurance products that observe the rules and regulations of Islamic law.

Term assurance	A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts	A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities	A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits
A type of long term savings and insurance product sold in the U.K.. Under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which “smooth” the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the U.K. is split 90:10.

Wrap investments
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms:
Available for Sale (“AFS”)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (“ABI”)	Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (“AVIF”)
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance	An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined Code on Corporate Governance
The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.  The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (“DAC”)
The cost directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value	The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA
The U.K.’s Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

Funds under management	Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva	Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

“Hard” insurance market
A term used to describe the state of the general insurance market. A “hard” insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of “soft” insurance markets.

Independent Financial Advisers (“IFAs”)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the U.K. they are legally obliged to offer the product that best suits their clients’ needs. Outside the U.K. IFAs may be referred to by other names.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate
In the U.K., the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long term and savings business	Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value
Aviva’s Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 with the exception of the use of an adjusted risk-free yield due to current market conditions for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities in the Netherlands, and deferred annuities and all other contracts in the US.

Net written premiums	Total gross written premiums for the given period, minus premiums paid over or "ceded" to reinsurers.

Present value of new business (“PVNBP”)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (“MCEV”) principles published by the CFO Forum of major European listed and non-listed insurance companies.

“Soft” insurance market
A term used to describe the state of the general insurance market. A “soft” insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of “hard” insurance markets.

Turnbull Guidance on Internal Control	The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

Aviva plc
(Registrant)

By: /s/ Andrew Moss
Name: Andrew Moss
Title: Group Chief Executive

Dated: 6 October 2009

SIG-1