Form 20-F
period 2009-12-31
AVIVA PLC
filed 2010-03-30
CIK 1140022

As filed with the Securities and Exchange Commission on March 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-153999

AVIVA PLC (Exact Name of Registrant as Specified in its Charter)

ENGLAND AND WALES (Jurisdiction of Incorporation)

St. Helen’s, 1 Undershaft London EC3P 3DQ, England (Address of Principal Executive Offices)

David Rogers Chief Accounting Officer Aviva plc St. Helen’s, 1 Undershaft London EC3P 3DQ, England +44 20 7662 8934 david.f.rogers@aviva.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 25 pence par value each Ordinary Shares	New York Stock Exchange New York Stock Exchange (for listing purposes only) *

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009 was:

Ordinary Shares, 25 pence par value each                    2,766,611,374

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Aviva plc Annual Report on Form 20-F 2009	Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	18, 89, 236
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	242 - 255
Item 4.	Information on the Company
	A.	History and development of the company	2, 236
	B.	Business overview	2 -15, 33 - 39, 88 - 96, 237 - 241
	C.	Organisational structure	16 - 17
	D.	Property, plants and equipment	39
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	19 - 32
	B.	Liquidity and capital resources	45 - 47, 290 - 294
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	19 - 32
	E.	Off-balance sheet arrangements	289
	F.	Tabular disclosure of contractual arrangements	44, 214 - 215
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	50 - 52, 54
	B.	Compensation	69 - 86
	C.	Board practices	57 - 71
	D.	Employees	134, 294
	E.	Share ownership	80, 85, 158- 162
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	88
	B.	Related Party Transactions	88 - 89, 223 - 224
	C.	Interests of Experts and Counsel	n/a
Item 8.	A.	Consolidated statements and other financial information	18, 89, 97 - 234, 256 - 271
	B.	Significant changes	n/a
Item 9.	The Offer and Listing		236
Item 10.	Additional Information
	A.	Share capital	158 - 162, 272 - 273
	B.	Memorandum and articles of association	274 - 280
	C.	Material contracts	280
	D.	Exchange controls	280
	E.	Taxation	281 - 283
	F.	Dividends and paying agents	283
	G.	Statements by experts	n/a
	H.	Documents on display	283
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		40 - 43, 207 - 221
Item 12.	Description of Securities Other Than Equity Securities		283 - 289
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		89 - 90
Item 16A.	Audit Committee Financial Expert		90
Item 16B.	Code of Ethics		90
Item 16C.	Principal Accountant Fees and Services		65, 134 - 135
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		289
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		61 - 62, 289 - 290
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		97 - 234
Item 19.	Exhibits		300

Glossary			296 - 298
Signatures			299

i
Aviva plc
Annual Report on Form 20-F 2009
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Main contents

In this section

01 Performance review
49 Governance
87 Shareholder information
97 Financial statements IFRS
235 Additional disclosures for SEC
295 Other information

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

ii
Aviva plc Annual Report on Form 20-F 2009	Forward looking statements

This registration statement contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but may not be limited to, those set forth under “Financial and operating performance” starting on page 19 and “Risks relating to our business” starting on page 242, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

—	the impact of difficult conditions in the global capital markets and the economy generally;
—	the impact of new government initiatives related to the financial crisis;
—	defaults and impairments in our bond, mortgage and structured credit portfolios;
—	the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;
—	changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;
—	risks associated with arrangements with third parties, including joint ventures;
—	inability of reinsurers to meet obligations or inavailability of reinsurance coverage;
—	a decline in our ratings with Standard & Poor’s, Moody’s, Fitch and A.M. Best;
—	increased competition in the UK and in other countries where we have significant operations;
—	changes to our brand and reputation;
—	changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
—	a cyclical downturn of the insurance industry;
—	changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;
—	the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
—	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
—	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
—	the effect of various legal proceedings and regulatory investigations;
—	the impact of operational risks;
—	the loss of key personnel;
—	the impact of catastrophic events on our results;
—	changes in government regulations or tax laws in jurisdictions where we conduct business;
—	funding risks associated with our pension schemes;
—	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
—	the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

          You should also not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this registration statement. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

01
Aviva plc
Annual Report on Form 20-F 2009
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information
Performance review

Performance review

In this section

02 Information on the company
15 Recent developments
16 Organisational structure
18 Selected consolidated financial data
19 Financial and operating performance
33 Analysis of investments
39 Property
40 Risk management
44 Contractual obligations
45 Capital management
48 Basis of preparation
48 Accounting basis of preparation

02
Aviva plc Annual Report on Form 20-F 2009	Performance review

Information on the company

History and development of Aviva

General

We are a public limited company incorporated under the laws of England and Wales. We are one of the world’s leading global insurance groups. We are the fifth largest insurance group in the world, based on gross written premiums for the 2008 year. We are one of the top five providers of long-term insurance and savings products in the UK, Ireland, the Netherlands, Poland and Spain and one of the top ten providers of long-term insurance and savings products in France, Italy, Hungary and Romania for 2008. More detail is provided within the operating segment review later in this section. Our main activities are the provision of products and services in relation to long-term insurance and savings, general insurance and fund management.

Our history

The Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002.

CGU plc and Norwich Union plc were both major UK-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories. CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc. Hand in Hand, which was incorporated in 1696, was acquired by Commercial Union in 1905, which itself was incorporated in 1861. General Accident plc was incorporated in 1865. Norwich Union plc was founded as a mutual society in 1797 and operated as such until 1997, when Norwich Union plc demutualised and became an English public limited company.

Between 2000 and 2002 we actively withdrew from lines of business and markets that did not offer the potential for market-leading positions or superior returns, or did not otherwise meet our strategic objectives, principally through the disposal of property and casualty businesses in the UK London Market, the US, Australia, New Zealand and certain European countries.

Since 2002, we have grown in part through carefully selected acquisitions, in particular the acquisitions of RAC in 2005 and AmerUs in 2006.

During 2009, we disposed of our long-term and savings and wealth management in Australia and through an IPO we sold approximately 42% of our Dutch business, Delta Lloyd.

As at 1 January 2010, we have integrated our life, general insurance and health businesses in the UK under one CEO. On 5 January 2010, we announced the acquisition of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors business.

Further details of recent acquisitions and disposals can be found in the section “Financial statements IFRS – Note 3 – Subsidiaries”.

Business overview

Our aims and strategy

In support of our purpose and our ‘One Aviva, Twice the Value’ vision, Aviva provides a composite portfolio of life and pensions, general insurance, health insurance and asset management products through a multi-channel distribution approach. Working together across regions under one Aviva brand provides greater financial stability and flexibility through diversification and a reduced reliance on any one channel, product, country or customer group. In summary our five strategic priorities are:

—	To manage the composite portfolio of life, general insurance and fund management

We are fully committed to maintaining the composite nature of the group. We firmly believe in the benefits of life insurance, general insurance and fund management as complementary parts of an overall business model that seeks to balance cash flow, returns and long-term value creation.

—	To build a global asset management business that will foster investment performance and create solutions

We have significant asset management functions across the group. These businesses have historically been managed separately and we are now bringing them together in a global asset management business, Aviva Investors, in order to capitalise on existing strengths around the world and leverage those strengths in key product and specialist areas. Our goal is that Aviva Investors will foster investment performance and create solutions under a single brand across the world, with an increased focus on obtaining new external clients.

—	To allocate capital rigorously to provide the highest sustainable returns for our shareholders

Capital management will continue to be a key focus for us going forward. We treat capital as a scarce resource, and strive to allocate capital to provide the highest sustainable returns for shareholders. We continuously seek improvements in capital structure and efficiency.

—	To increase our customer reach through better understanding customer needs

We sell our products in 28 countries in the way that our customers choose to buy them. We will continue looking for the right distribution in the right markets. We believe we can get closer to our customers through better understanding their needs, which would further our goal to generate profitable sales, by providing products and services that customers want at a fair price.

—	To boost productivity to increase our competitiveness,improve our services and deliver higher value to our customers

We constantly look for ways to boost our productivity, to support our sustainable growth, increase our competitiveness, improve our services and deliver higher value to our customers. Working together as ’One Aviva‘, we deliver operational excellence through shared services, shared knowledge, rationalised systems and effective outsourcing.

Our business

Overview

Our principal activity is the provision of financial products and services, focused on the following lines of business: long-term insurance and savings business, fund management and general insurance and health.

Our business is managed on a geographic basis through a regional management structure based on four regions, UK, Europe, North America and Asia Pacific. The four regions function as six operating segments as both the UK and Europe regions are split into two operating segments. Due to the size of the UK region it is split into the UK Life and UK General Insurance segments, which undertake long term insurance and savings business and general insurance respectively. In Europe, Delta Lloyd is managed separately from the other European businesses; therefore the region is split into Aviva Europe and Delta Lloyd operating segments.

Aviva Investors, our fund management business and sixth operating segment, operates across all four regions providing fund management services to third party investors and to our long-term insurance business and general insurance operations.

03
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Our geographic operating segments offer the following lines of business to a greater or lesser extent:

Long-term insurance and savings business

Long-term insurance and savings business accounted for over 80% of our total business based on sales for the year ended 31 December 2009. We reported total long-term insurance and savings new business sales of £32.0 billion and investment sales of £3.9 billion for the year ended 31 December 2009. Our focus remains on growing our business profitably and improving our operational efficiency so that we can fully benefit as our major markets return to economic growth.

Market position

In the UK we have a market share of approximately 10% based on annual premium equivalent (“APE”) according to the Association of British Insurers (“ABI”) quarter three 2009 data. APE is a recognised sales measure in the UK and is the total of new annual premiums plus 10% of single premiums. Long-term insurance and savings products in the UK represented 22% of our worldwide sales for the year ended 31 December 2009.

Long-term insurance products from our European businesses (excluding the UK) represented 42% of total group worldwide sales for the year ended 31 December 2009.

In North America the purchase of AmerUs in the United States was completed on 15 November 2006 for consideration of £1.7 billion. This operation has been rebranded to trade as Aviva USA and is ranked first in both fixed indexed life and fixed indexed annuity products in 2008, according to LIMRA and AnnuitySpecs.

In the Asia Pacific region we operate in eight countries with businesses at different stages of development.

Brands and products

In the UK we operated under the Norwich Union brand until June 2009, when Norwich Union became Aviva. Following the rebrand of Hibernian Aviva in Ireland to Aviva on 11 January 2010, we operate under the brand name “Aviva” throughout Europe and the rest of the world, except in Poland and the Netherlands, where we operate under the names Aviva Commercial Union, and Delta Lloyd, respectively. The business in Poland will fully adopt the Aviva name in June 2010. The brand in the Netherlands, Delta Lloyd, will remain unchanged.

Our long-term insurance and savings businesses offer a broad range of life insurance and asset accumulation products. Our products are split into the following categories:

—

Pensions – a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.

—

Annuities – a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependents or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

—

Protection – an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

—

Bonds and savings – accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans, mortgage endowment products and funding agreements.

—	Other, which includes equity release and structured settlements.
—	Investment sales comprise of retail sales of mutual fund type products such as unit trusts, individual savings accounts (“ISAs”) and Open Ended Investment Companies (“OEICs”).

Some of our insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contacts.

General insurance and health

General insurance and health insurance together accounted for 20% of our total sales for the year ended 31 December 2009. In the year ended 31 December 2009, we reported general and health insurance net written premiums of £9.2 billion.

Market position

We are the leading general insurer in the UK and Ireland based on gross written premiums for the year ended 31 December 2008 and we are one of the top five general insurers in Canada and the Netherlands, as based on gross written premiums for the year ended 31 December 2008. The Group has other European general insurance operations in France, Italy, Poland and Turkey, and, in Asia Pacific we sell general insurance and health products in Malaysia, Singapore and Sri Lanka.

In the year ended 31 December 2009, 47% of our total general insurance and health business was written in the UK.

Brands and Products

Our general insurance business currently operates under different brand names, with Aviva and the RAC in the UK, Delta Lloyd in the Netherlands and Aviva Commercial Union in Poland. Our other general insurance operations in Europe, Canada and Asia Pacific operate under the Aviva brand. During 2010, the business in Poland will complete its transition across to the Aviva brand as part of a global branding exercise. RAC in the UK and Delta Lloyd in the Netherlands will remain unchanged.

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

04
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

costs of running the venture are often split between the partners.

Fund management

The fund management businesses manage the funds of Aviva’s general insurance and long-term insurance and savings operations and provide investment management for institutional pension funds, as well as developing and selling retail investment products. Our main brand for fund management is Aviva Investors. The main fund management operations are in the UK, France, the Netherlands, Ireland, the US and Australia. All sales of retail fund management products are included in our long-term insurance and savings business sales.

Market position

Aviva Investors is ranked twenty fourth globally and third based in the UK by assets under management, according to Cerulli Associates’ December 2008 ranking of asset managers by assets under management. Aviva Investors operates under a single brand in 15 countries across our regions of the UK, Europe, North America and Asia Pacific. The other fund management businesses of Aviva comprise our collective investment business with the Royal Bank of Scotland Group in the UK, Delta Lloyd in the Netherlands and our Navigator wrap administration business in Hong Kong and Singapore. Total worldwide funds managed by Aviva managers at 31 December 2009 was £250 billion, the substantial majority of which currently relates to Aviva’s insurance and savings operations.

Brands and products

Our business in the UK manages investments including equities, fixed income, property, hedge fund and socially responsible investments (“SRIs”) on behalf of institutional, pension fund and retail clients. We also sell retail ISAs, unit trusts, OEICs and structured products under the Aviva Investors and the Royal Bank of Scotland Group (“RBSG”) brands.

Operating Segments

Each operating segment has a member of our Executive Management Team who is responsible for it and who is accountable to the group chief executive for the operating performance their segment. The full membership of our Executive Management Team is set out on page 52. This structure for our operating segments is intended to ensure the Group’s ability to take advantage of market opportunities, improve speed of response, eliminate duplication of effort, and encourage the sharing of best practice in the interests of our customers and shareholders, while providing local knowledge.

United Kingdom Aviva Life

Business overview and strategy

Our UK life insurance business is a leading long-term insurance and savings provider in the UK with a market share of 10% based on 2009 ABI returns. Our main operations are based in York though we have a significant presence in Norwich, Eastleigh, Bristol and Sheffield. We also have outsourcing relationships with a number of partners including Swiss Re, Scottish Friendly and International Financial Data Services (IFDS) in the UK, and WNS in India. We employ over 9,000 people and have more than 7 million customers as at 31 December 2009.

We believe that we provide a broad product offering, with a wide distribution reach throughout the UK. We identify brand, financial strength, with-profits performance, investment performance and rates on protection products as our key strengths. Our core strategy is to leverage our extensive distribution network and customer base to increase profits in a mature but evolving marketplace. We seek to outperform the UK market while delivering enhanced margins. To achieve this, our strategy includes the rigorous use of capital, further improving customer retention, reducing new business acquisition costs while boosting productivity, all of which will drive greater value for shareholders.

We aim to maintain market leadership through balanced distribution and broad product mix and the simplification of processes, services and costs.

Market and competition

The UK long-term insurance market is highly competitive. However, there is a potential annual savings gap of some £30 billion, the difference between what an individual saves today, and what they need to save in order to pay for a comfortable standard of living in retirement, as well as a potential protection gap of £2.3 trillion, which is the difference between the life insurance and financial protection cover an individual has and the amount they need to meet their needs, according to the ABI and Swiss Re respectively. We believe these shortfalls offer significant opportunities for long-term insurance companies within this market.

In 2009 the long-term insurance and savings markets have continued to be affected by the turbulent economic conditions, the slowdown in the housing market and regulatory impacts, such as the ban on the sale of single premium payment protection insurance.

We consider our main competitors to be Prudential, Legal & General, AEGON, Standard Life and Lloyds Banking Group. The principal competitive factors for our life insurance business in the UK are:

— Financial strength and ratings

— Brand strength and customer advocacy

— Focus on customer and quality of service

— Range of product lines and quality of products on offer

— Strength of distribution channels

— Pricing

— Investment management performance

Products

We provide an extensive product range in the UK that covers pensions, annuities, protection, bonds and savings and equity release products, as well as investment products. We hold strong positions in each of our key markets of savings, protection, and annuity products based on APE in 2009 according to ABI returns.

We write both non-profits and with-profit business. Non-profit business means that shareholders retain 100% of the distributed profits. With-profits business means that policyholders are entitled to at least 90% of the distributed profits, with shareholders receiving the balance.

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

We provide a number of traditional life insurance products including level-term, decreasing-term and guaranteed whole life insurance, guaranteed lifelong protection plans and critical illness cover products.

05
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, capital protected plan and with-profits products.

The pensions and retirement products we offer include, personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced, and with-profit pension annuities.

Distribution

We are a leading provider in the UK financial adviser market and also have a successful joint venture with the Royal Bank of Scotland Group, strong relationships with a number of banks and building societies, distribution deals with the Co-operative Insurance Society and the Post Office, and growing corporate and direct channels.

The majority of our sales are through independent financial advisers (“IFAs”). This is particularly the case for our savings and investment products as customers seek advice due to the complex nature of the products, the regulation surrounding them and the need for these products to meet the individual circumstances of the customer.

United Kingdom Aviva General Insurance

Business overview and strategy

Our UK general insurance business currently operates in the UK through two major brands, Aviva (which was changed from Norwich Union in June 2009) and the RAC. The combined business was the leading general insurer in the UK for 2008, with a market share of 13% (2007: 14%) according to Datamonitor. We focus on personal and commercial insurance and are also a leading provider of roadside assistance through the RAC, as voted by the JD Power survey since 2006. We operate from a number of locations in the UK, India and Sri Lanka.

We aim to maintain our market leading position through underwriting excellence and product and distribution leadership. Our strategy is to focus on insurance fundamentals to maximise returns through the insurance cycle. We seek to control the impact of claims inflation, provide excellent customer service and maintain disciplined underwriting and pricing. To this end, we are nearing completion of the process to transform our customer service centres and simplify our policy range.

Market and competition

The UK is the third largest insurance market in the world according to the ABI based on data for 2008. In 2008, the top four companies had approximately 38% (2007: 35%) of the general insurance market share, based on Datamonitor figures for gross written premiums.

Insurance profits in the UK general insurance market are cyclical in nature and after a lengthy period of soft market conditions in commercial lines, characterised by high competition and falling prices, we have seen some signs of hardening since late 2008. There are also signs of market rating increases in personal lines, particularly within personal motor.

In 2009, we believe the proportion of customers buying insurance on-line has continued to increase and this is now a major distribution channel. In particular we believe that internet price comparison sites for personal motor and homeowner insurance have again grown their market share as customers seek price transparency.

We consider our main competitors to be RBS, RSA, AXA, Zurich, Lloyds Banking Group, Allianz, and Admiral Group. The principal competitive factors for our general insurance business in the UK are:

— Range and quality of products

— Access to distribution

— Pricing and underwriting discipline

— Brand association

— Customer satisfaction, claims handling

— Cost management

Products

We provide a range of general insurance products focused on personal and commercial customers. We held top one or two positions in all our major classes of business for 2008, according to Datamonitor. Our general insurance business mix is approximately 60% personal lines and 40% commercial lines.

Our general insurance products include personal motor, home, travel insurance, payment protection, commercial motor, commercial property, and commercial liability insurance. We also offer a range of breakdown cover through the RAC.

Our personal motor insurance product range includes cars, motorcycles and vans. For businesses we offer cover for fleets and commercial vehicles.

Our home insurance products include building and contents insurance and home emergency cover.

Our commercial products focus on insurance for small to medium enterprises and, from 2010, we plan to expand our product range in the larger UK corporate risk market.

Distribution

We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our website www.aviva.co.uk, via brokers, through over 100 corporate partnerships and our RAC Insurance offering is also available through price comparison sites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of the advice required by business customers.

Europe

Regional overview and strategy

Aviva operates in 15 countries across Europe (excluding the UK) offering a range of life, pensions and insurance products distributed through a wide range of channels. We are one of the leading providers of life and pension products in Europe, based on 2007 gross written premiums according to the Comité Européen des Assurances (“CEA”), a European insurance and reinsurance federation.

In 2009, we announced a clear two part strategy to exploit the considerable opportunities in Europe.

Aviva Europe

In 2009 we announced a new strategy to make a ‘Quantum Leap’ in performance by integrating the operations of 12 previously separate businesses (excluding the operations of Delta Lloyd), under a single pan-European executive team.

The Quantum Leap transformation plan will build a pan-European approach to operations, governance and product development. Distribution has been centralised into two pan-European channels, bancassurance and retail, allowing us to take advantage of the significant growth potential in Europe, build competitive advantage and shorten time to market. A single holding company has been established in Ireland which, subject to regulatory approval, will deliver economic, operational and regulatory benefits to Aviva.

Delta Lloyd

As a result of the IPO, the strategic management of our investment in Delta Lloyd is now managed independently from our other operations.

06
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Delta Lloyd is one of the top five financial services providers in the Netherlands, with a significant operation in Belgium. In November 2009, Aviva successfully completed an IPO of Delta Lloyd which is now listed on NYSE Euronext Amsterdam. Aviva retains 58.3% of the ordinary share capital and 54.0% of the voting rights in Delta Lloyd after having raised £1 billion of gross disposal proceeds. Its listing enables Delta Lloyd to strengthen its profile and brand, as well as more effectively pursue its growth strategy in the Netherlands and Belgium, in particular, ahead of anticipated sector consolidation in those countries.

Aviva Europe

As the leading bancassurer in Europe we have sustained our performance by leveraging our unique bancassurance model, serving customers through our 50 bancassurance agreements. We also have a significant retail franchise, operating through more than 8,000 brokers and agents, and a direct sales force of over 10,000 consultants.

Our pan-European distribution model aims to exploit our market leading bancassurance model by leveraging existing banking relationships, by expanding our product mix into higher margin products such as protection and general insurance and by reducing the cost per policy through the roll out of a pan-European shared platform. The shared platform will also give us the ability to meet the demands of each prospective partner’s requirements, in a rapid and efficient way, creating value for both Aviva and our partner.

We are also building a single retail operating model with common tools and methods supported by centralised sales support and a pan-European customer retention centre of excellence. This strategy will enable us to increase our sales force productivity, improve customer retention and create economies of scale through pan-European retail cost management.

Our Aviva Europe business has substantial operations in France, Ireland, Italy, Poland, and Spain, with significant long-term insurance businesses. Following early success in Poland, we have been building our long-term insurance and savings business in developing markets in Central and Eastern Europe, and now have businesses in the Czech Republic, Hungary, Lithuania (which for financial reporting purposes we include in Poland), Romania, Russia, Turkey and a distribution capability in Slovakia (which for financial reporting purposes we include in Hungary).

In addition, we have large general insurance businesses in Ireland and France, as well as developing general insurance businesses in Italy, Poland and Turkey. Fund management operations exist in France, Ireland, Poland and Romania. The fund management operations in France, Ireland, and Romania are managed by Aviva Investors, and since 1 January 2010 the fund management operation in Poland has transferred to Aviva Investors.

Since January 2010, Aviva Europe has also had responsibility for developing Aviva’s business interests in the Middle East, based in the United Arab Emirates.

Market and competition

The region is split between mature Western European markets with high wealth and insurance penetration and the developing markets of Central and Eastern Europe. We expect to see growth of the European long-term insurance and savings market above GDP growth over the next decade as a result of a growing ageing population and the developing markets in the Central and Eastern Europe region.

Competitive intensity and market consolidation varies across the region depending on the size and stage of development of each market. Our competitors comprise a mixture of large pan-European insurers, such as Allianz and AXA, and local insurers, such as Powszechy Zaxlad Ubezpieczan (“PZU”) in Poland and CNP Assurances (“CNP”) in France. Across the region consolidation is low; based on total insurance premiums from the CEA the top five insurers hold only 35% of the market. The CEA data shows that Aviva has a 4.8% share of the market (including UK, excluding business written outside of Europe, non primary insurance and inaccessible markets e.g. compulsory healthcare) which makes us the fourth largest. The largest insurers are Allianz, Generali and AXA. If the UK is excluded, Aviva’s market share on the same basis is 4.1%.

We consider our competitive factors in the European region (with such factors to a greater and lesser extent for mature and rapidly developing markets) to be:

—	Bancassurance partnerships
—	Existing retail franchise
—	Pan-European distribution model
—	Position in large emerging markets (Russia, Poland, Turkey)
—	Customer-centric range of products and services
—	Global scale
—	Depth of technical expertise across region and ability to transfer to developing business units
—	Europe-wide approach to distribution management, product development and support functions
—	Pricing
—	Brand strength and customer advocacy
—	Focus on customer and quality of service
—	Financial strength and ratings
—	Investment management performance

France

Business overview and strategy

Aviva France is one of the top ten long-term insurance and savings businesses in France based on 2008 new business premiums, according to L’Argus de L’Assurance. We offer a range of long-term insurance and savings products, primarily for individuals, which focus on the unit-linked market. We have a partnership with the Association Française d’Epargne et de Retraite (“AFER”), which is the largest retirement savings association in France. Aviva France operates through two main companies: Aviva Vie and Aviva Direct.

Our general insurance business in France has a 2.3% share of the market as based on 2008 premium income according to L’Argus de L’Assurance. We predominantly sell personal and small commercial lines insurance products through an agent network and our direct insurer, Eurofil. We believe Eurofil is the second-largest direct sales insurer in France, based on total written premiums, and it sells motor, home and health insurance. Direct sales to private customers are conducted through the internet and by telephone.

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

07
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

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

Products

Aviva France long-term insurance and savings business sells mainly protection and bonds and savings products. These include protection and unit-linked and with profits savings products. We are the sole distributor of AFER products, which includes unit-linked and with profits products.

With profits savings products are traditional savings products with an agreed duration, a minimum guaranteed credit rate and a profit sharing mechanism to pass part of the excess return to policyholders. Unit-linked savings products return all investment returns earned on policyholder assets directly back to the policyholder.

Aviva France’s general insurance business sells personal and small commercial insurance including motor, home, commercial, agricultural and construction products, as well as health insurance.

Distribution

Aviva France sells products through a complete range of distribution channels, including approximately 1,800 branch staff, 400 insurance advisers, more than 1,000 active partner brokers, as well as Aviva Assurances’ 875-member network. It has partnerships with AFER, the Union Financière de France (“UFF”) network of financial advisers, Médéric, and a bancassurance partnership with Crédit du Nord, a subsidiary of Société Générale, which gives Aviva access to 1.4 million customers through approximately 780 branches as at 31 December 2009. We also have direct sales to private customers through the internet and by telephone.

AFER is a market reference savings association, which we believe has strong customer loyalty. AFER products are sold through Epargne Actuelle, an Aviva Vie network and other brokers and makes up approximately 53% of our total French life sales in 2009.

We also have a joint venture with Crédit du Nord called Antarius. We have exclusive rights to distribute Antarius-branded life products, which include protection, and unit-linked bonds and savings products, through Crédit du Nord bank branches.

Ireland

Business overview and strategy

Our recently rebranded business in Ireland is one of the country’s leading multi-line insurers with more than one million customers. As the initial part of the move to a global Aviva brand, the business was renamed Hibernian Aviva in early 2009 and from 11 January 2010 has traded as Aviva Ireland. It provides long-term insurance and savings products, asset management (which is managed by Aviva Investors), general insurance and health insurance products. We had a 16.7% share of the Irish long-term insurance and savings market in 2008 based on gross written premiums according to the Irish Insurance Federation (“IIF”), and were the third largest life and pension provider in Ireland. Our general insurance business is the largest in Ireland, with a market share of 20% in 2008 according to the IIF.

Our strategy in our life business in Ireland is to maximise market opportunities through re-energising the broker distribution channel and pushing forward new initiatives with our bancassurance partner Allied Irish Banks plc (“AIB”). This includes developing products with attractive safety features to meet customer needs when investment markets are more volatile. In our general insurance business we aim to take advantage of opportunities to grow our business through building innovative products, increasing scale and exploiting distribution advantages.

In May 2008 we acquired 70% of VIVAS Health (now renamed Aviva). We believe that this initiative presents significant growth opportunities in a new market sector and extends our existing partnership with AIB who own the remaining 30% of this company.

Market

The life insurance market in Ireland is largely consolidated with approximately 71% of the market share being held by the top three providers, including Aviva, according to a report by IFF based on 2008 gross written premiums. Price competition in the market continues to increase, with focus increasingly on market share. We believe that customers have moved away from traditional life products in Ireland because of volatility in the stock markets and a slowdown in the housing market in the last two years.

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

Distribution

Aviva has a wide range of distribution channels in the Irish market. Customers can purchase our products through intermediary channels such as brokers, corporate partners and through retail channels including call centres, a nationwide branch network and the internet.

Our long-term insurance and savings products are distributed through a broker network and our bancassurance partnership with AIB. This partnership gives us access to more than 280 branches. We also provide branded products for a number of financial institutions.

The majority of our general insurance business is sold through brokers, with an increasing proportion offered by direct and corporate partners.

08
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Italy

Business overview and strategy

Aviva Italy is the country’s seventh-largest life insurer, with a market share of 5% in terms of 2008 gross written premiums according to Associazione Nazionale fra le Imprese Assicuratrici (“ANIA”) and has over 1.3 million customers. We also have a stake in Banca Network Investimenti, a 900-member financial adviser network. Aviva is the 13th largest general insurance company in Italy with a market share of 1% according to the Associazione Nazionale fra le Imprese Assicuratrici (”ANIA”).

Our strategy is to continue to work with our partners on new products, suited to the current markets, to develop our bancassurance relationships and to expand our customer reach, through customer penetration and expanding our distribution reach.

Market

In the Italian life market, large groups dominate the market, with the top four providers writing more than 50% of the life premium income in 2007 according to AXCO Insurance Information Services. While the market has been reasonably stable over the last five years, it shrunk in both 2007 and 2008 (by 11.2% and 11.7% respectively), with total market premiums at about €55 billion for the year, according to ANIA.

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

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions. The largest segment is single and regular premium savings and investment products. These include unit linked policies linked to a range of investment funds and profit sharing policies where there is a minimum annual return credited to the policy, with the potential for an additional bonus. Also we provide index-linked products where there is typically some protection of capital at the end of the policy term and a pay-out linked to the performance of an index or basket of shares.

A growing area of the market is credit protection insurance, where protection on death and disability is provided for mortgages and credit loans. Individual and group pension plans are also available and this part of the market is expected to grow in the long-term given the ageing population and government reforms to reduce the cost of state retirement provision.

Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as small commercial risk insurance, including marine, to businesses. For reporting purposes the Italian general insurance business is shown within “Other Europe” in the general insurance segment.

Distribution

Our products are distributed principally through bancassurance partnerships with UniCredit Group, Banco Popolare Italiana Group (“BPI”), Banca Popolari Unite (“BPU”) and Unione di Banche Italiana (“UBI”). Our partnership with Banca Delle Marche ended in May 2009. These partnerships give us access to more than 6,200 branches and additionally we also have 650 insurance agents and access to approximately 5,800 sales advisers.

In December 2007, Aviva Italy entered into an exclusive long term partnership with Banco Popolare and acquired a 50% interest in Avipop Assicurazioni, a general insurance company, for a total consideration of £188 million. This replaced our previous agreement with BPI to distribute long-term insurance and savings products.

In 2007, we also purchased, together with other investors, a stake in Banca Network Investimenti, a 900-member financial adviser network, from BPI. We believe that this network will further extend and diversify our distribution reach in the market for long-term insurance and savings business.

In 2008, we acquired 50% plus one share in UBI Assicurazioni Vita S.p.A. (“UBI Vita”). UBI Vita distributes life insurance products through Banca Popolare di Ancona and other channels and further expands our distribution capability and customer base.

We distribute general insurance products primarily through agents and brokers, with a growing proportion of bancassurance sales.

Poland (including Lithuania)

Business overview and strategy

Our operations in Poland and Lithuania provide long-term insurance and savings products. Our businesses have a 4,200-member direct sales force, with 66 sales offices across the country as at 31 December 2009. Completing the move to a global brand, our Polish business, currently known as Aviva Commercial Union, will commence trading as Aviva in June 2010.

Our Polish life operation is the second-largest overall life insurer, with a market share of 10% based on total premium income in 2008 according to the Polish Financial Supervision Authority (“KNF”). It has more than 900,000 individual and group customers and manages over £2.5 billion of customers' assets. The pension business has been leading the second-pillar pension fund market since its launch in 1999, with a market share of around 26% and almost 3 million customers and over £9.8 billion of assets under management, according to KNF. Second pillar pension funds are those privately managed, first pillar are the pay-as-you-go state pensions and third pillar are voluntary contributions.

Our long-term insurance strategy is to expand our distribution network, particularly in the direct channel, and to also develop other alternative points of contact for potential clients, for example, bancassurance. We seek to capitalise on our new product launches and maximise cross-selling opportunities. Our product strategy for pensions is to retain our status as the market leader in terms of customers and assets.

Our general insurance business in Poland commenced in 1997 and continues to develop. In 2007 we launched a direct motor insurance product in order to pursue further potential for growth in this dynamic market. For reporting purposes the general insurance business is shown within “Other Europe” in the general insurance segment.

09
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

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

In 1999, Poland launched a comprehensive reform of its state pension system and created privately managed funds. This enabled private companies to offer pension products and made it obligatory for all employees under 30 years of age to join one of the competing pension funds.

In 2009 the Polish government agreed further pension legislation changes which restrict the fees that pension fund management companies can charge. This is effective from 1 January 2010.

The general insurance market is continuing to grow, although at a slower rate than the long-term insurance and savings market. The general insurance market is mainly driven by the motor insurance market. Distribution has been dominated by direct sales force and agents, however direct sales are now growing.

Products

Our life business in Poland provides a broad range of protection, annuities and bonds and savings products. For individuals it offers unit-linked life policies, annuities, single premium savings and, for institutions, group life insurance and employee pension programmes, which are both unit-linked products.

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

Distribution

The direct sales force is the main distribution channel for most of the Poland group and is made up of 4,200 tied insurance agents whose work is co-ordinated by a network of our sales offices run by sales managers.

In 2008 we increased the productivity and size of our direct sales force and entered a joint venture with Bank Zachodni WBK (a subsidiary of AIB) to sell both life and general insurance products through the bank’s network of over 500 branches.

We also co-operate with independent insurance agencies and brokers. We believe that these insurance brokers play a key role in selling commercial lines general insurance. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales.

Spain

Business overview and strategy

Aviva Spain sells long-term insurance and savings, health and accident insurance in Spain through a bancassurance network based on joint ventures with six banks (Bancaja, Caja España, Caixa Galicia, Unicaja, Caja de Granada and Cajamurcia) and through Aviva Vida y Pensiones, the wholly owned Aviva-branded long-term insurance company. Aviva Spain is the country’s fifth-largest long-term insurer by gross written premiums with a market share of 6% in 2009 according to

Investogacin Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (“ICEA”).

In February 2008, we exercised an option to acquire an additional 45% shareholding in our joint venture with the Spanish savings bank Caja de Ahorros de Murcia, Cajamurcia Vida, which brings our total shareholding to 50% and enables the migration of the majority of the Cajamurcia protection products to this joint venture company. The new company distributes long-term insurance and savings products via Cajamurcia’s network of over 400 branches.

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

The PIAS “pension” product was launched in 2007.  This is a savings contract with attractive tax benefits if the policy remains in force for at least 10 years and if an annuity is purchased at the maturity of the product.

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

—	Aseval – in conjunction with Bancaja since 2000
—	Unicorp Vida – in conjunction with Unicaja since 2001
—	Bia Galicia – in conjunction with Caixa Galicia since 2001
—	Caja España Vida – in conjunction with Caja España since 2001
—	General Vida – in conjunction with Caja de Granada since 2002
—	Cajamurcia Vida – in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers) and a direct sales force, supported by a branch office network and call centres.

10
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Other Europe

Business overview and strategy

Aviva’s other European businesses are in Turkey, the Czech Republic, Hungary, Romania, Russia and Slovakia.

In 2007, our Turkish long-term insurance and savings business merged with Ak Emeklilik, the long-term insurance and savings company of Sabanci Holdings, to form a joint venture company, AvivaSA. The new company merged on 31 October 2007 to become the largest pensions’ provider in the market, with a market share of 22% in 2008 according to the Turkish Pensions Monitoring Centre, and the fourth largest life insurer with a market share of 6% in 2009 according to the Association of Insurance and Reinsurance Companies of Turkey. Under the merger, AvivaSA has a bancassurance agreement with Akbank T.A.S. (“Akbank”), Turkey’s second largest privately-owned bank based on total assets according to the Banks Association of Turkey.

In the Czech Republic we are the 13th largest life insurer, with a 1.6% market share in 2008 according to the Czech Insurance Association. We have more than 46,000 customers and 117 staff as at 31 December 2009.

In Hungary, we are the sixth largest life insurance business, measured by 2008 gross written premiums, with an 8% market share, according to the Association of Hungarian Insurers. We have a tied agent sales force consisting of more than 600 agents and 22 agencies nationwide.

Aviva Romania is the eighth largest life insurer as measured by premium income in 2008 according to the local insurance regulator, CSA. We were also the fourth largest voluntary pensions' provider in 2008 as measured by fund value according to the Private Pension Regulator (“CSSPP”). Aviva Romania has over 550 direct sales force agents and 157 staff. We have established a new company to sell newly created mandatory pensions.

In Russia, we started trading in early 2006, with a strategy to position the business to take advantage of the growth expected to occur as the life insurance industry develops. We were the fourth largest life insurer in 2009 compared to 21st in the prior year, with a 5% market share based on Aviva Russia’s estimates based on statistics from the insurance market regulator and Interfax news agency.

Our strategy in the “Other Europe” region is to grow our direct sales force numbers and productivity, whilst continuing development of other distribution channels, including bancassurance, to enhance our product range and to continue to investigate profitable opportunities in new markets. In all of these markets, pension reform continues to offer long term potential.

Market

Across these new European markets there are countries at different stages of development. Hungary and Czech Republic are the most developed markets although they still have a gap as compared to Western European markets.

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

Products

Aviva Turkey’s products include unit-linked pensions, supplemented by protection insurance and other savings products, which are aimed at high-net-worth customers and leading national and multinational corporations. The general insurance segment offers motor, household, fire, marine, personal accident, travel and liability insurance.

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

In Romania, we provide traditional life insurance products and started to offer pension products to customers following government reforms introducing compulsory pensions in 2008.

In Russia, we focus on individual accident insurance, group non-state pensions, accident and sickness insurance.

Distribution

In Turkey, we have a multi-channel distribution strategy through brokers, agencies, a direct sales force, corporate sales and bancassurance through an agreement with Akbank, which gives us access to their approximate 6 million retail customers through 868 branches. Our general insurance business is predominantly sold through agents, with the remainder coming through direct sales, a call centre and bank agents.

In the Czech Republic, our sales force is made up of over 450 agents operating across 14 branches, with 24 independent distributors and two bancassurance partners.

In Hungary, in addition to the direct sales force we also sell through brokerage partners. We commenced cross-border sales into Slovakia in August 2008, selling a single product through Brokernet Slovakia, which has increased our geographical coverage.

In Romania, we distribute through a direct sales force branch network and have bancassurance partners, which include local units of Piraeus Bank and ABN AMRO.

At the end of 2009 Aviva Russia had 43 financial consultants, servicing approximately 390,000 clients. Agreements with 13 leading retail banks have been signed and bancassurance sales are growing rapidly.

Delta Lloyd

Business overview and strategy

Delta Lloyd operates in the long-term insurance and savings, general insurance and the fund management markets in the Netherlands, Belgium and Germany. The group employs about 6,300 staff as of 31 December 2009.

In November 2009 Aviva successfully completed an IPO of Delta Lloyd which is now listed on NYSE Euronext Amsterdam. Aviva retains 58% of the ordinary share capital and 54.0% of the voting rights in Delta Lloyd after having raised £1 billion of gross disposal proceeds. Its listing enables Delta Lloyd to strengthen its profile and brand, as well as more effectively pursue its growth strategy in the Netherlands and Belgium, in particular ahead of anticipated sector consolidation in those countries. Delta Lloyd is considering its strategic options in Germany.

On 4 March 2010 Delta Lloyd Germany announced the intention to discontinue writing new business. This is in line with the decision, as indicated in the prospectus for the initial public offering, to discontinue Germany as a core market.

Delta Lloyd was one of the top five providers of life and general insurance in the Netherlands in 2008 based on gross

11
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

written premiums according to an analysis of competitor press releases. The sale of our health operations to O.W.M CZ Groep Zorgverkeraar U.A (“CZ”) which was effective on 1 January 2009 realising a gain on sale of £31 million, has also given us an opportunity to sell long-term insurance and savings, and general insurance products to CZ’s existing customer base.

Delta Lloyd Asset Management manages investments both for Delta Lloyd’s own insurance operations and for third parties, including individual and institutional customers. In addition to managing equity and fixed interest funds, our operations include management of a property portfolio.

Delta Lloyd aims to be one of the leading financial service providers in the Netherlands and Belgium. To achieve this goal, our business is focused on achieving operating efficiencies and product and distribution innovation, while building the trust of our customers through improving customer service and strengthening financial disciplines.

Market

We believe that the Dutch insurance market is mature and that cost reduction and economies of scale are becoming increasingly important. Customers are increasingly demanding that suppliers provide value-for-money high performing products with transparent charges. The Dutch savings market is extremely competitive with banks now able to offer retirement products on the same terms as insurers.

In the general insurance market there has been stiff competition on premium rates, particularly in the key motor account, and increasing claims frequencies linked with the economic downturn.

The credit crisis has resulted in a number of Delta Lloyd’s competitors seeking state or shareholder support. We expect this situation to result in further industry reorganisation and consolidation in the coming years.

Products

The long-term insurance and savings business of Delta Lloyd offers a range of protection, bonds and savings and pensions services, including group pension schemes, annuities, unit-linked bonds, savings products and protection insurance.

Our general insurance business sells a range of products including personal, motor, travel and home insurance and small to medium sized commercial policies.

Delta Lloyd also sells retail investment fund and mortgage products in the Netherlands and retail banking products in Belgium.

Distribution

Delta Lloyd distributes long-term insurance and savings and general insurance products under three brands: Delta Lloyd, OHRA and through a joint venture with ABN AMRO. In the Netherlands the Delta Lloyd brand works exclusively with independent insurance intermediaries, while OHRA focuses on direct channels such as telephone, internet and mail. Delta Lloyd’s third brand comprises a joint venture with ABN AMRO, reaching customers through the extensive distribution networks of ABN AMRO Bank. In January 2009, Delta Lloyd and ABN AMRO bank confirmed that the joint venture remains the exclusive insurance partner for the current and future Dutch banking operations of ABN AMRO, including Fortis branches when they rebrand in 2010.

Mutual funds are primarily sold through third party banks such as ABN AMRO, ING and Rabobank.

North America

Regional overview and strategy

Aviva North America consists of two businesses: the life insurance and annuity business in the US and the property and casualty business in Canada. Our strategic priorities for the region are to improve margins and optimise capital usage, to selectively expand into market adjacencies and to optimise the regional operating model.

To enhance the growth in our existing businesses, we also seek to increase Aviva’s profile in North America by building on the strength of the global brand through concerted communication efforts with financial analysts, key financial and business media, consumers and distributors. We continue to expand our distribution network with a focus on larger brokerage general agents.

Market and competition

The North America region is home to two of the world’s largest and richest economies. Aviva has two businesses that currently serve their respective home markets and are led by our regional headquarters in Chicago.

We view both the US long-term insurance and annuity market and the Canadian property and casualty insurance market as highly fragmented markets with a large number of insurers, none of whom is in a truly dominant position. Competitors for the products in which we specialise, include global insurers such as AIG, Allianz, Royal & Sun Alliance, Manulife Financial, Old Mutual and AXA. Local market competitors also feature in various product segments.

We consider our competitive factors in the North America region to be:

—	Tailored products
—	Product innovation
—	Technical expertise
—	Quality of distribution partnerships
—	Financial strength and performance
—	Strong financial ratings
—	Investment management performance
—	Global brand

USA

Business overview and strategy

Aviva USA is the largest provider to both the fixed indexed life insurance and fixed indexed annuities according to reports on 2008 sales which were released by LIMRA and AnnuitySpecs in early 2009. Our acquisition of the former AmerUs Group was completed in late 2006. Following this we have achieved significant growth and market penetration in the US market, with more than one million customers.

Prior to the acquisition of AmerUs Group, the US business was headquartered in Boston and had a niche strategy, focused on retirement and estate planning with distribution through independent agents, banks and structured settlement brokers.

Our new strategy is to improve margins, optimise capital usage and to leverage our core life insurance and annuity distribution and product capabilities into adjacent markets. A key theme for Aviva is one of recognition; treating both employees and customers as unique people with unique circumstances.

12
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Market

The US is the world’s largest economy, according to the World Bank, based on 2008 GDP, as well as the largest insurance market according to the Swiss Re Sigma Report, No.3/2009. This is especially true for retirement savings products as 78 million members of the baby boom generation move into retirement in the US.

At the same time, the US economy, and its financial sector in particular, suffered a severe contraction as a result of the financial crisis. There are now increasing signs of economic recovery and, despite the recession, North America’s economies remain among the world’s largest and its population among the world’s wealthiest. Retirement savings represent 34% of household assets in the US, according to a report by Investment Company Institute, and, despite the uncertainty affecting the financial markets, we believe that people are still saving and buying insurance from brands they trust. In Aviva USA, we believe we are well positioned to respond to this customer need for safety, having savings and investment products with downside guarantees as a major component of our product portfolio. The indexed annuity and indexed life markets in which Aviva USA operates are dominated by a small number of large insurers. According to the fourth quarter 2008 Advantage Indexed Sales and Market Report by AnnuitySpecs, the top five providers hold 62% of the indexed annuities market, while for indexed life, the top five account for 64% of the market.

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

Distribution

We use Independent Marketing Organisations (“IMOs”) to promote and sell our fixed indexed annuities and protection products. Our network covers all 50 states and includes 11,500 annuity producers and 27,000 life insurance producers. The large majority of annuity sales are made through fewer than 3,000 producers, of who approximately one third are SEC registered. We believe that SEC registration provides a number of significant opportunities for the business, including the ability to cross-sell life products through the registered distribution force and product penetration of distribution organisations that already operate within the registered market. We also distribute through career marketing organisations, personal producing general agents and banks.

Canada

Business overview and strategy

Aviva Canada has an 8% share of the Canadian general insurance market, with a top five position in all major provinces according to a report by MSA Research Inc.

We believe that we are well placed in Canada for steady organic growth and that our success is underpinned by stable broker relationships, underwriting excellence and a balanced portfolio of commercial and personal lines. Looking ahead, we aim to create value by repositioning our personal lines book in Ontario through greater pricing sophistication and customer segmentation. We will also continue to address increasing customer demand for choice and simplicity through our broker-distribution model and brand investment in key territories. In commercial lines, we aim to retain our current market position through our expertise in distribution and product innovation.

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

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies sharing 36% of the market with the top two companies, Intact Insurance (formerly ING Canada) and Aviva, controlling 19%. The rest of the industry consists of smaller, provincially based or niche companies. Further consolidation is anticipated.

Distribution is primarily through the traditional broker channel, estimated by market commentators, including Axco, to account for over 70% of distribution, with the direct and affinity channels gradually increasing their share of the market. Competition for growth has moved to investment in brokers, direct to consumer marketing, and technology.

Products

We provide a number of general insurance products through our Canadian companies including:

—	Property, home and automobile insurance, including recreational vehicles and mobile homes insurance
—	Niche personal insurance products including holiday and park model trailers, horses, hobby farms, sailboats, power boats and antique classic and custom cars
—	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety

13
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Distribution

We operate in Canada through a distribution network primarily focused on approximately 3,000 independent retail brokers, who distribute our core personal and commercial lines. In addition, we work closely with both independent and wholly owned speciality brokers to distribute group insurance and speciality personal lines, such as insurance for antique cars. With the growth of the direct market in Canada, we have entered into corporate partnerships with retailers and other affinity groups. Ontario Insurance Services Limited (“OIS”) is a broker established in 1973 to provide call centre service and support to both home and automobile insurance customers.

Asia Pacific

Regional overview and strategy

Aviva Asia Pacific operates in eight countries across the region through both joint ventures and wholly-owned operations. India and China, our “must-win markets”, have large populations, relatively high economic growth and are expected to generate a significant portion of the insurance growth in Asia in the future. Most of our “developing businesses” in our other countries (Singapore, Hong Kong, South Korea, Malaysia, Taiwan and Sri Lanka) are bancassurance led with strong joint venture partners. We had an established business in Australia, which we sold on 1 October 2009. We believe that there is potential for growth in the Asia Pacific market due to low insurance penetration in most countries, an expanding middle class and relatively high gross domestic product (GDP) growth.

Aviva Asia Pacific aims to build a high growth and value creating region driven primarily by “must win” markets of China and India by increasing new business sales for long-term insurance and savings products through development of existing businesses, investment in new business development, leveraging shared services and harnessing the benefits of multiple distribution channels in all of our markets.

Market and competition

The Asia Pacific insurance market includes both mature markets such as Australia, Hong Kong, Singapore, Taiwan and South Korea and emerging markets such as India and China. The mature markets accounted for around 82% of our long-term and savings sales in 2009. However we expect that large emerging markets, particularly our “must win” markets of India and China, will become increasingly more important in the future. In long-term insurance and savings, we believe that the long-term outlook is positive and will be driven by a generally high savings rate, under-penetration of insurance and diversified savings, relatively higher GDP growth and the growing need for old age provision.

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

We consider our competitive factors in Asia Pacific to be:

—	Balanced portfolio of markets
—	Established presence in “must-win” markets
—	Multi-channel distribution, with particular strength in bancassurance
—	Strength in wrap administration platforms
—	Brand recognition
—	Technical expertise

Asia

Business overview and strategy

Aviva has operations in eight markets in Asia, with businesses at different stages of development.

In China, through our joint venture with COFCO Limited (“COFCO”), we are ranked fourth in terms of total premium among 28 foreign insurers in China according to China Insurance Regulatory Commission. We currently have a presence in 10 provinces, with a total of 40 city branches. Our “new five year strategy” aims to achieve a top 10 position by 2014 in terms of life APE.

In India, we operate in partnership with the Dabur Group through an associate, Aviva Life Insurance Company India Limited. We currently rank 11th among the private life insurance companies in India based on first year premium as at 31 December 2009, according to the Insurance Regulatory and Development Authority (“IRDA”) and we aim to be a Top 10 life insurer by leveraging our bancassurance expertise and transforming our agency sales force.

In Singapore, we rank fifth in the life long-term insurance market by annualised premium equivalent (“APE”) as at 30 September 2009 according to the Life Insurance Association. We are one of the leading bancassurance players in the market. We have recently extended our partnership with DBS Bank (“DBS”), one of the largest banks in Southeast Asia, until 2015, to provide long-term insurance, savings and health and protection insurance products. Importantly, the agreement now covers additional markets such as India, China, and Taiwan.

In Hong Kong we are ranked 21st in the long-term insurance market by APE as at 30 September 2009 according to the Office of the Commissioner of Insurance. Our strategy is to leverage our core bancassurance partnership with DBS and independent financial adviser (“IFA”) channels to deliver profitable growth.

In Sri Lanka, we own a 51% stake in Eagle Insurance (“Eagle”). Eagle is ranked the third largest life insurer and fifth largest general insurer in the country, as based on gross written premiums in 2008 according to the Insurance Board of Sri Lanka. In the third quarter 2009, we signed a distribution agreement with Lanka ORIX Leasing Company PLC, a large leasing company. In Sri Lanka, we aim to attain No.1 position by 2012 in terms of new business, in life business and to become the fourth largest general insurance player in Sri Lanka.

In July 2007, we entered the Malaysian market through the acquisition of a 49% stake in two of CIMB Group’s subsidiaries, Commerce Life Assurance Berhad and Commerce Takaful Berhad who have entered into bancassurance agreements with another CIMB Group subsidiary, CIMB Bank. This has provided Aviva access to over 4 million potential new customers as well as introducing takaful insurance to the Aviva group. We believe there is significant growth opportunity in takaful in the next few years. We aim to become a top five life and takaful company in Malaysia by 2014 by APE.

14
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

In 2007, Aviva formed a long-term insurance joint venture, First-Aviva, with First Financial Holdings Company (“FFHC”) in Taiwan. First-Aviva, in which we have a 49% shareholding, started operations in early 2008 and distributes long-term insurance and savings products through a bancassurance agreement with FFHC’s flagship subsidiary, First Commercial Bank, which is Taiwan’s second largest bank network in terms of number of branches according to the Financial Supervisory Commission. By leveraging over five million bank customers, we aim to become the most profitable insurance company in the bancassurance channel.

In April 2008, we entered the South Korean long-term insurance market by acquiring a stake in LIG Insurance Company Ltd through a partnership formed with Woori Finance Holdings Company Ltd. Woori Bank is the second largest commercial bank in South Korea by market value. We aim to be a top 10 life insurer by end 2012 by new business premiums.

Market

We believe that the fundamentals of the Asian markets remain attractive. The low insurance penetration in most countries and relatively higher GDP growth indicate that prospects for continued growth in the long-term insurance and savings industry are good. The economic forecasts from Asia Development Bank predict GDP growth for the region of 4.3% in 2009 and 6.6% in 2010 (Asian Development Outlook 2009 Update, 22 September 2009).

In our view, the strong outlook for the region is attracting a growing number of new insurers and some existing local insurers are developing wider regional ambitions, resulting in greater competitive pressure throughout the region.

Products

Our Asian businesses generally offer a range of protection, bonds and savings and pension products including universal life, participating life, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products.

In Singapore and Hong Kong, we offer access to a wide range of mutual funds through Navigator, a wrap administration platform which allows investors to plan, choose, manage and track their investments easily and more effectively. We are looking at opportunities to roll out our Navigator platform to other attractive markets.

Distribution

We operate a multi-distribution strategy in Asia, with particular strength in bancassurance, and aim to continue to harness the benefits of multi-distribution in all of our markets as we expect the regionally dominant agency sales force model to decline in the region over coming years as markets mature.

Aviva Singapore has a multi-channel distribution strategy building on the core bancassurance relationship with DBS Bank and an expanding network of IFAs. We believe that our UK and Australia expertise have helped grow this network.

In Hong Kong, we distribute the majority of our products through bancassurance and IFAs.

In China, India, Malaysia, Taiwan and South Korea bancassurance is the main distribution method. However, the direct sales force is growing in importance for our business in India.

Australia

For details on the sale of our Australian business, which completed on 1 October 2009, see “Financial statements IFRS – Note 3 – Subsidiaries”.

Aviva Australia (prior to the sale on 1 October 2009) provided investment and compulsory pensions (superannuation) products through our Navigator platform and protection insurance business.

In Australia, Aviva provided protection products including life insurance, total and permanent disability insurance, critical illness insurance products.

We distributed protection insurance in Australia through all major channels with a focus on the IFA channel.

Aviva Investors

Business overview and strategy

Aviva Investors was set up in 2008 to combine major fund management components of the Aviva group into a single global fund management business. We have £250 billion in assets under management as at 31 December 2009 and offer a broad range of expert investment skills and experience around the world. We manage internal funds for our long-term insurance and savings, and general insurance operations as well as a range of external retail and institutional funds. We provide these services across most of our geographic operating segments, with services in 15 countries around the world, including the UK, the US, Canada, France, Poland, China and Australia.

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

Our strategy is to rapidly grow our external business through offering client centric solutions to our customers across an expanding global footprint. This will be achieved in conjunction with the establishment of a globally integrated organisation, supported by a high performance culture and global core processes.

Market and competition

Following the creation of Aviva Investors, we consider our competitor peer group to include large-scale global asset managers such as those owned by Blackrock, AXA and Allianz.

In addition, we continue to look at UK-based providers who have significant overseas operations, including both insurance-owned players such as Standard Life Investments and the combined asset management businesses of Prudential plc (primarily M&G), as well as independent, listed managers like Schroders and Aberdeen Asset Management.

Where appropriate, we also look at other managers with a strong presence in the UK institutional and retail markets such as F&C Asset Management, Henderson Global Investors, Jupiter Asset Management and Threadneedle. These managers also have non-UK operations, particularly in Europe.

15
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Key identified competitive factors for Aviva Investors include:

—	Investment performance
—	Brand
—	Our Aviva group parentage
—	Client service
—	Scale
—	Global product breadth and distribution reach
—	Capabilities to provide solutions
—	Risk management expertise

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

In the UK, we supply products to the UK retail and wholesale markets. These funds are mostly “owned” by Aviva UK Life with Aviva Investors as asset manager, although we have a small number of funds registered in the Aviva Investors name. These funds are promoted to investors via IFAs, fund platforms, supermarkets, and discretionary asset managers. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.

We manufacture hedge funds in the UK, US and Poland. These funds are generally registered offshore and are primarily sold to the hedge funds industry, although we do also promote single strategy funds to institutional clients, family offices and wealth managers. The asset classes include fixed interest, multi asset, convertibles and equities.

We also have an expanding range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to highly leveraged growth funds. These funds address the UK, European and Asian markets.

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

Our investment capabilities, products and services comprise:

—	Alternatives – We offer a range of alternative investment products from private equity fund of funds to hedge funds.
—	Equities
—

Fixed Income – Our Fixed Income teams cover the complete product set: UK government securities, liquidity products, corporate bonds, European and global sovereigns, index-linked bonds, emerging markets (hard and local currency debt) and high-yield instruments.

—	Global Investment Solutions – Our new Global Investment Solutions team constructs client solutions across markets.
—	Real Estate – We offer funds specific to property assets in the UK, Europe and Asia, in addition to a Global fund, client-specific segregated funds and a multi-manager service.

Recent developments

On 18 March 2010 we announced our entry into the Indonesian insurance market through the acquisition of a 60% stake in PT Asuransi Winterthur Life Indonesia. This agreement is subject to approval by the Indonesian regulators.

16
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Organisational structure

The following chart shows, in simplified form, the organisational structure of the group as at 31 December 2009. The Registrant, Aviva plc, is the holding company of the group:

Subsidiaries
The principal subsidiaries of the Company are listed below by country of incorporation.  All are wholly-owned, directly or indirectly, and transact insurance or reinsurance business, fund management or services in connection therewith, unless otherwise stated.

*	Incorporated in England and Wales

**	Incorporated in People’s Republic of China. Aviva plc has a 50% interest in the joint venture
***	Incorporated in Scotland
****	Includes other UK general insurance subsidiaries and certain investment management businesses

United Kingdom

Aviva Annuity UK Limited

Aviva Central Services UK Limited

Aviva Consumer Products UK Limited

Aviva Employment Services Limited

Aviva Equity Release UK Limited

Aviva Health UK Limited

Aviva Insurance Limited

Aviva Insurance Services UK Limited

Aviva Insurance UK Limited

Aviva International Insurance Limited

Aviva Investors Global Services Limited

Aviva Investors Pensions Limited

Aviva Investors UK Fund Services Limited

Aviva Investors UK Funds Limited

Aviva Life & Pensions UK Limited

Aviva Life Services UK Limited

Aviva Risk Management Solutions UK Limited

Aviva UKGI Investments Limited

CGNU Life Assurance Limited

CGU Underwriting Limited

Commercial Union Life Assurance Company Limited

Gresham Insurance Company Limited

Hamilton Insurance Company Limited

Hamilton Life Assurance Company Limited

London and Edinburgh Insurance Company Limited

Norwich Union Life (RBS) Limited

RAC Financial Services Limited

RAC Insurance Limited

RAC Motoring Services

RAC plc

Australia

Aviva Investors Australia Limited

Barbados

Victoria Reinsurance Company Ltd

Belgium

Delta Lloyd Life N.V.

Bermuda

Aviva Re Limited

Canada

Aviva Canada Inc. and its principal operating subsidiaries:

Aviva Insurance Company of Canada

Elite Insurance Company

Pilot Insurance Company

Scottish & York Insurance Co. Limited

S&Y Insurance Company

Traders General Insurance Company

17
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Czech Republic

Aviva zivotni pojist’ovna, a.s.

France

Aviva Participations SA and its principal subsidiaries:

Antarius S.A. (50.0%)

Aviva Assurances SA

Aviva France SA

Aviva Investors France SA

Aviva Vie SA

Eurofil SA

Société d’Epargne Viagére SA (83.7%)

Union Financière de France Banque (Banking) (74.3%)

Germany

Delta Lloyd Deutschland AG and its principal subsidiary:

Delta Lloyd Lebensversicherung AG

Hong Kong

Aviva Life Insurance Company Limited

Aviva Portfolio Investment Services Limited

Hungary

Aviva Életbiztosító Zártkörûen Mûködõ

Részvénytársaság

Ireland

Aviva Group Ireland plc and its principal subsidiaries:

Ark Life Assurance Company Limited (75%)

Aviva Health Insurance Ireland Limited (70%)

Aviva Insurance (Europe) Plc

Aviva Life & Pensions Ireland Limited (75%)

Aviva Investors Ireland Limited

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Aviva Assicurazioni S.p.A (50.0%)

Aviva Assicurazioni Vita S.p.A (50.0%)

Aviva Italia S.p.A

Aviva Life SpA (50.0%)

Aviva Previdenza S.p.A (55.0%)

Aviva Vita S.p.A (25.5%)

Eurovita Assicurazioni S.p.A (40.5%)

Lithuania

Uždaroji akcin gyvybs draudimo ir pensij bendrov

"Aviva Lietuva"

Luxembourg

Aviva Investors Luxembourg

Netherlands

Delta Lloyd N.V. (54.0%) and its principal subsidiaries:

Delta Lloyd ABN AMRO Verzekeringen Holding BV (51.0%)

Delta Lloyd Asset Management N.V.

Delta Lloyd Groep Particuliare Schadeverzekeringen N.V.

Delta Lloyd Bankengroep N.V. (Banking)

Delta Lloyd Levensverzekering N.V.

Delta Lloyd Schadeverzekering N.V.

OHRA Levensverzekeringen N.V.

Poland

Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (90.0%)

Aviva Towarzystwo Ubezpieczen Na Zycie SA (90.0%)

Aviva Towarzystwo Ubezpieczen Ogolnych SA (90.0%)

Romania

Aviva Asigurari de Viata SA

Russia

Closed Joint Stock Insurance Company Aviva (Zao)

Singapore

Aviva Limited

Navigator Investment Services Limited

Spain

Aseguradora Valenciana SA, de Seguros y

Reaseguros (Aseval) (50.0%)

Aviva Vida y Pensiones, Sociedad Anonima de

Seguros y Reaseguros

Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)

Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50.0%)

Caja Granada Vida, de Seguros y Reaseguros, S.A. (25.0%)

CxG Aviva Corporación Caixa Galicia de Seguros y Reaseguros, S.A. (50.0%)

Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)

Sri Lanka

Eagle Insurance PLC (51.0%)

Turkey

Aviva Sigorta A.S. (98.6%)

United States

Aviva USA Corporation and its principal subsidiary:

Aviva Life and Annuity Company

Aviva Investors North America, Inc.

Associates and joint ventures

The Group has ongoing interests in the following operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2009 are set out in “Financial statements IFRS – Notes 15 and 16”.

United Kingdom

RBS Life Investments Limited (49.99%)

RBSG Collective Investments Limited (49.99%)

The Group also has interests in several property limited partnerships. Further details are provided in “Financial statements IFRS – Note 15”.

China

Aviva-COFCO Life Insurance Co. Limited (50.0%)

India

Aviva Life Insurance Company India Limited (26.0%)

Malaysia

CIMB Aviva Assurance Berhad (49.0%)

CIMB Aviva Takaful Berhad (49.0%)

South Korea

Woori Aviva Life Insurance Co., Ltd (46.8%)

Taiwan

First-Aviva Life Insurance Co., Ltd (49.0%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (49.8%)

18
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data for the periods indicated. This data is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The selected consolidated financial data for the five years ended 31 December 2009 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes in these financial statements.

Income statement data

Amounts in accordance with IFRS	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Income
Gross written premiums	34,690	36,206	30,991	28,735	26,299
Premiums ceded to reinsurers	(2,576)	(1,841)	(1,658)	(1,501)	(1,317)
Premiums written net of reinsurance	32,114	34,365	29,333	27,234	24,982
Net change in provision for unearned premiums	559	277	(21)	93	(123)
Net earned premiums	32,673	34,642	29,312	27,327	24,859
Fee and commission income	1,789	1,885	1,760	1,870	1,851
Net investment income/(expense)	24,972	(16,043)	9,689	15,908	23,722
Share of (loss)/profit after tax of joint ventures and associates	(504)	(1,128)	(304)	485	340
Profit on the disposal of subsidiaries and associates	153	7	49	222	153
	59,083	19,363	40,506	45,812	50,925
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(27,549)	(29,353)	(27,121)	(23,444)	(19,706)
Change in insurance liabilities, net of reinsurance	(5,682)	3,885	(3,508)	(2,594)	(10,376)
Change in investment contract provisions	(11,185)	10,629	(2,018)	(6,002)	(7,814)
Change in unallocated divisible surplus	(1,547)	4,482	2,922	(558)	(1,474)
Fee and commission expense	(4,396)	(4,411)	(4,244)	(5,461)	(4,330)
Other expenses	(5,366)	(5,416)	(3,473)	(3,557)	(3,166)
Finance costs	(1,336)	(1,547)	(1,217)	(856)	(609)
	(57,061)	(21,731)	(38,659)	(42,472)	(47,475)
Profit/(loss) before tax	2,022	(2,368)	1,847	3,340	3,450
Tax attributable to policyholders’ returns	(217)	1,068	(15)	(346)	(922)
Profit/(loss) before tax attributable to shareholders’ profits	1,805	(1,300)	1,832	2,994	2,528
Tax attributable to shareholders’ profits	(490)	415	(334)	(594)	(630)
Profit/(loss) for the financial year	1,315	(885)	1,498	2,400	1,898

	Per share		Per share		Per share		Per share		Per share
Profit/(loss) per share attributable to equity shareholders:
Basic	37.8	p	(36.8	)p	48.9	p	88.0	p	73.5	p
Diluted	37.5	p	(36.8	)p	48.5	p	87.0	p	72.9	p

	Per share		Per share		Per share		Per share		Per share
Dividends paid per share	24.0	p	33.0	p	33.0	p	30.0	p	27.3	p

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,767	2,658	2,622	2,566	2,396
Weighted average number of shares in issue for the year	2,705	2,643	2,588	2,469	2,340

Statement of financial position data

Amounts in accordance with IFRS	2009 £m	Restated 2008[1] £m	Restated 2007[1] £m	2006 £m	2005 £m
Total assets	354,391	354,562	321,326	294,851	263,447

Gross insurance liabilities	171,092	174,850	152,839	144,230	132,602
Gross liabilities for investment contracts	110,015	107,559	98,244	88,358	77,309
Unallocated divisible surplus	3,866	2,325	6,785	9,465	8,978
Core structural borrowings	5,489	5,525	4,311	4,195	3,645
Other liabilities	48,843	49,730	43,120	34,539	29,821
Total liabilities	339,305	339,989	305,299	280,787	252,355

Total shareholders’ equity	15,086	14,573	16,027	14,064	11,092

1. Please refer to “Financial statements IFRS – Note 2 – Presentation changes”.

19
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Financial and operating performance

We are the fifth largest insurance group in the world, based on gross written premiums for the 2008 fiscal year. We are one of the top five providers of life and pensions products in the UK, Ireland, Netherlands, through our Delta Lloyd subsidiary, Poland and Spain and one of the top ten providers of life and pensions products in France, Italy and Romania, as based on total sales for 2008. Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Recent developments

On 5 January 2010, we announced the acquisition of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors’ third-party institutional asset management business. Completion took place on 24 February 2010 for an estimated consideration of US$122 million (£79 million).

On 17 February 2010, we sold our 35% holding in Sogessur SA to that company’s main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See "Additional disclosures for SEC – Risks relating to our business" and “Performance review – Risk management” for more information on risks associated with these and other factors. In addition, our financial results are affected by corporate action taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

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

In our long-term insurance and savings business we make assumptions about key non-economic factors, such as the mortality rate that we expect to be experienced by our policyholders. In countries where the life expectancy is growing, this will need to be reflected in our pricing models as lower mortality rates will increase profitability of life insurance products but will reduce the returns on annuity products. We review our assumptions against our own experience and industry expectations. During 2007, 2008 and 2009, our results were not impacted by any major changes in mortality assumptions.

Economic conditions

Our results are affected by the levels of economic activity in our geographic markets and, consequently, by economic cycles in those markets. High levels of general economic activity typically result in high levels of demand for, and therefore sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements. During 2009, we saw improved economic activity across our regions and although customers continued to prefer cash deposits, we saw movement towards investment products resulting in increased investment sales, primarily across Europe and Asia.

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

During 2008 and the first half of 2009, the capital and credit markets experienced extraordinary and extended volatility and disruption. In the first quarter of 2009, the volatility and disruption reached levels not seen in many years, although the markets stabilised in the last quarter of 2009. The amount of investment variance (see “adjusted operating profit” – page 29) improved to £75 million adverse in 2009 (2008: £1,631 million adverse) due to the recovery in investment markets. Positive variances on fixed interest assets in Europe and the United States, driven by the narrowing of credit spreads toward the end of the year, were offset by losses from equity derivatives in the Netherlands.

With-profits business

We write products through our with-profits funds mainly in our UK operating segment, with smaller funds in Ireland, Australia and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. While bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in annual and terminal bonus rates, and so reduce both policyholder returns and shareholders’ profit under IFRS. Over the early part of this decade, the combination of a decline in equity markets and the general outlook for lower interest rates led to reductions in annual bonus rates, and the corresponding shareholders’ share of profits. The subsequent recovery in equity markets over 2003-2007 led to a partial reversal of this trend. During 2008 and 2009 the worsening economic conditions have impacted on UK bonus levels but the annual effect of this for both policyholders and shareholders has been offset by the benefit from the one-off special bonus mentioned below.

20
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis. A special bonus distribution has been announced for policyholders of two of our UK with-profits funds, reflecting the financial strength of those funds, which has provided an uplift to IFRS profits in both 2008 and 2009 and will provide an uplift in 2010 of approximately £100 million.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2009, general insurance accounted for 29% of group net premiums written from continuing operations and 35% of our group operating earnings before interest and corporate costs respectively. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition however drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market while others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Although our various general insurance markets are not always at the same stage of the underwriting cycle, price competition has been increasing within the UK and the rest of the world across most of our general insurance business lines in recent years. We are now seeing early evidence of increased rating discipline in the UK resulting from volatile investment markets.

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

Natural and man-made disasters

Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters has been somewhat reduced through the recent strategic refocusing of our general insurance business towards personal lines business and small- to medium-sized commercial risks. Our costs in connection with natural and man-made disasters are also significantly mitigated by reinsurance arrangements with external parties such that our maximum exposure is limited to no more than approximately £335 million for a one in ten year event or £620 million for a one in hundred year event. See “Financial Statements IFRS – Note 53 – Risk Management” and “Financial Statements IFRS – Note 38 – Reinsurance Assets” for further information on our reinsurance programme.

During 2007, the UK results were adversely impacted by £475 million for claims relating to the winter storms and summer floods. In 2008, Ireland and Canada incurred some weather-related losses and in 2009 the UK, Ireland and France were all impacted.

Government Policy and Legislation

Changes in government policy and legislation applicable to our business in any of the markets in which we operate, particularly in the UK, may affect our results of operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability. In the UK, the government has recently conducted a number of reviews of the long-term insurance and savings industry with the aim of promoting long-term insurance and saving by simplifying and reducing the cost of product offerings. As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section “Shareholder Information – Regulation”.

In 2006, the Financial Services Authority in the UK amended the rules regarding the valuation of non-profit life reserves. The impact on Aviva was a £167 million benefit to adjusted operating profit in 2007 and a £149 million benefit in 2006. In 2008, the ombudsman in the Netherlands investigated the level of charges paid by unit linked policyholders across the life insurance industry. As a result of this investigation, our Delta Lloyd life business agreed to recompense their policyholders and provided £126 million for this cost.

Exchange rate fluctuations

We publish our consolidated financial statements in Pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency movements during 2009 resulted in a loss recognised in the income statement of £154 million, an improvement of £173 million from a £327 million loss in 2008.

We generally do not hedge foreign currency revenues, as we prefer to retain revenue locally in each business to support business growth, to meet local and regulatory market requirements, and to maintain sufficient assets in local currency to match local currency liabilities.

Movements in exchange rates may affect the value of consolidated shareholders’ equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity. During 2009, sterling had strengthened recovering some of its loss in value against the euro and dollar in 2008 resulting in a foreign currency loss in

21
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

other comprehensive income of £951 million. During 2008, we reported a foreign currency translation gain in other comprehensive income of £2,684 million as sterling weakened significantly against the euro and the dollar. During 2007, the currency translation gain was lower at £723 million.

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in the same currencies.

Acquisitions and disposals

Over the last three years we have engaged in a significant amount of acquisitions and disposals, some of which have had a material impact on our results. These transactions reflect our strategic objectives of maximising value for our shareholders by building top five positions in key markets, withdrawing from lines of business or markets that do not offer the potential for market leading positions and taking advantage of particular opportunities as they arise.

Activity in 2009

On 1 October 2009, we completed the sale of our Australian life and pension business and wealth management platform to the National Australia Bank for A$902 million (£443 million). The sale supports Aviva’s strategy of focusing on the key growth markets in Asia where leading positions can be achieved.

On 3 November 2009, we completed the Initial Public Offering (IPO) of approximately 42% of Delta Lloyd N.V. raising €1.1 billion (£1 billion). The IPO enabled Aviva to monetise part of its holding in Delta Lloyd, giving Aviva greater financial flexibility, including the option to explore balance sheet restructuring and further growth opportunities. It will also enhance the value and liquidity of Aviva’s retained stake in Delta Lloyd.

Delta Lloyd, at the start of the year, sold its health business for £235 million to OWM CZ Groep Zorgverkeraar UA (“CZ”). The sale to CZ removed the underwriting risk and administration out of Delta Lloyd whilst continuing to sell health products and also market general insurance and income protection products to CZ’s customers.

Continuing with the group’s strategy to exit non-core operations, we disposed of the British School of Motoring Limited for a consideration of £4 million.

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

As part of our strategy to exit non-core operations, we disposed of HPI Limited and RAC Autowindscreens Limited in the UK and our life operations in Luxembourg. In addition, we disposed of our offshore administration operations. These offshore operations will continue to provide administration services to our UK, Irish and Canadian businesses under a master services agreement with the new owners. Consideration for these disposals was £126 million, realising a net profit on disposal of £7 million.

Activity in 2007

During 2007, we acquired subsidiaries in Spain, Italy and the UK in connection with bancassurance agreements with Cajamurcia, Banco Popolare and HSBC, with the objective of further increasing our distribution channels and access to customers in these markets. In the Netherlands we acquired Erasmus Group and an 85% interest in Cyrte Investments NV further strengthening the position of our Dutch subsidiary, Delta Lloyd, in the Dutch insurance and fund management markets. Total consideration for these acquisitions, including costs, was £397 million.

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

Reattribution of inherited estate

The “inherited estate” refers to the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

The reattribution of our inherited estate completed on 1 October 2009 following the High Court’s approval of the offer in September and final approval by the Aviva plc and Aviva UK Life boards. Our objective was always to create a reattribution that was fair to both shareholders and policyholders, making sure that customers had a choice of whether they wished to accept the offer, depending on their personal circumstances. As a result, over 87% of eligible policyholders voted during the election process, with 96% of these voting in favour of the offer. By the end of 2009, the majority of the £471 million reattribution payment had been distributed to those policyholders who accepted the offer.

As previously stated, from a shareholder perspective the reattribution is expected to enhance the cash flow profile of Aviva’s UK life business and will bring significant financial benefits. In return for the £471 million shareholders are expected to gain access to around £650 million of additional capital over five years, to fund new, non profit business.

The reattribution resulted in an adjusted operating loss of £5 million (being the net impact of the value of the estate, project costs, tax and the 'Policyholder Incentive Payment'). In addition to this, investment earnings on reattributed assets and the surplus generated from the 'New With-Profits Sub-Fund' during the period 1 October to 31 December 2009 generated adjusted operating profits of £79 million. The after tax contribution was £51 million in 2009.

Basis of earnings by line of business

Our earnings originate from three main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients; and general insurance and health, which focuses on personal and commercial lines. These lines of business are present in our various operating segments to a greater or lesser extent. In the UK, we have major long-term insurance and savings businesses and general insurance businesses; in Europe we have long-term insurance and savings

22
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

businesses in all countries in which we operate, large general insurance businesses in Ireland and the Netherlands, through our Delta Lloyd subsidiary, and smaller general insurance operations in several other countries; in North America we have a large long-term insurance and savings business in the US and a major general insurance business in Canada; in Asia Pacific we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across all our four regions.

Long-term insurance and savings business

For most of our life insurance businesses, such as those in the UK, France and the Netherlands, operating earnings are generated principally from our in-force books of business. Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Nevertheless new business written in these markets, with the exception of our UK with-profits business which is discussed below, has a significant direct effect on our operating earnings. Under IFRS, certain costs incurred in acquiring new business must be expensed thereby typically giving rise to a loss in the period of acquisition, though the degree of this effect will depend on the pricing structure of product offerings. In markets where we are experiencing strong growth, such as we have experienced in Spain, Italy, the US and Asia in recent years, current year sales have a more significant effect on current year operating earnings.

UK with-profits business

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

Other long-term insurance and savings business

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

Fund management

Fund management operating earnings consist of fees earned for managing policyholder funds and external retail and institutional funds on behalf of clients, net of operating expenses. Approximately 30% of our fund management operating earnings are derived from external clients. Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, the Netherlands, Ireland, Australia, US and Canada. Proprietary insurance funds in other countries are externally managed.

Other business

Other business includes our operations other than insurance and fund management. These incorporate mainly our roadside recovery operation in the UK, and our banking and retail mortgage operations in the Netherlands and Belgium.

Financial highlights

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are not based on IFRS “non-GAAP measures” which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures such as profit before and after tax.

Non-GAAP measures

Sales

The total sales of the group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of: Covered business or life, pensions and savings products:

23
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

—	Insurance and participating investment business
—	This includes traditional life insurance, annuity business and with profit business
—	There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.
—	Non-participating investment business
—	This includes unit-linked business and pensions business
—	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited.
—	For new business reporting in the UK, companies continue to report non-participating investment business within their “covered business” sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:

—	These include retail sales of mutual fund type products such as unit trusts and OEICs.
—

There is no insurance risk borne by the group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited. This is in line with their previous treatment under UK GAAP.

—	These have never been treated as “covered business” for long-term insurance and savings reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For our general insurance and health business we report sales based on IFRS net written premiums.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (“PVNBP”) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

—

Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-

term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.
—

Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

—

Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts, which incepted in prior years, and therefore reflect the actions of management in prior years.

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

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in “Financial Statements IFRS – Note 4 – Segmental information”. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the years ended 31 December 2009, 2008 and 2007, as well as the reconciliation of sales to net written premiums in IFRS.

	2009 £m	2008 £m	2007 £m
Long-term insurance and savings new business sales	35,875	40,240	39,705
General insurance and health sales	9,193	11,137	10,569
Total sales	45,068	51,377	50,274
Less: Effect of capitalisation factor on regular premium long-term business	(8,612)	(9,893)	(7,650)
Share of long-term new business sales from JV’s and associates	(1,277)	(1,062)	(789)
Annualisation impact of regular premium long-term business	(446)	(731)	(560)
Deposits taken on non-participating investment contracts	(4,181)	(7,523)	(8,762)
Retail sales of mutual fund type products (investment sales)	(3,872)	(3,995)	(6,983)
Add: IFRS gross written premiums from existing long-term business	7,164	7,236	4,661
Less: long-term insurance and savings business premiums ceded to reinsurers	(1,730)	(1,044)	(858)
Total IFRS net written premiums	32,114	34,365	29,333
Analysed as:
Long-term insurance and savings net written premiums	22,921	23,228	18,764
General insurance and health net written premiums	9,193	11,137	10,569
	32,114	34,365	29,333

24
Aviva plc Annual Report on Form 20-F 2009	Performance review continued
—	Effect of capitalisation factor on regular premium long-term business:

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

—	Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

—	Annualisation impact of regular premium long-term business:

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

—	Deposits taken on non-participating investment contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

—	Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as “fees and commissions received” and are not included in statutory premiums.

—	IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

Adjusted operating profit

One of the financial performance measures used in reporting to our chief operating decision makers in the businesses on the results of our operating segments is a measure we refer to herein as “adjusted operating profit”. We define our segment adjusted operating profit as profit before income taxes and minority interests in earnings, excluding the following items:
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

Adjusted operating profit for long-term insurance and savings business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale, such as in the US, the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

Adjusted operating profit for non long-term insurance business is based on expected investment returns on financial investments backing shareholder funds over the period. Expected investment returns are calculated for equities and properties by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer term rate of return. This rate of return is the same as that applied for the long term business expected returns. The longer term return for other investments is the actual income receivable for the period. Changes due to market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, are disclosed as non-operating items. The impact of changes in the discount rate applied to claims provisions is also treated outside adjusted operating profit.

Adjusted operating profit is not a substitute for profit before income taxes and minority interests in earnings or net income as determined in accordance with IFRS. Our definition of adjusted operating profit may differ from similar measures used by other companies, and may change over time.

25
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

The table below presents our consolidated adjusted operating profit for the 31 December 2009, 2008 and 2007, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

	2009 £m	2008 £m	2007 £m
United Kingdom	1,165	1,377	1,126
Europe	1,196	1,141	1,197
North America	213	149	229
Asia Pacific	77	36	37
Aviva Investors	115	114	147
Other	(744)	(520)	(520)
Adjusted operating profit	2,022	2,297	2,216
Add back adjusting items:
Investment return variances and economic assumption changes on long-term insurance business	(75)	(1,631)	15
Short-term fluctuation in return on investments on non-long-term business	95	(819)	(184)
Economic assumption changes on general insurance and health business	57	(94)	2
Impairment of goodwill	(62)	(66)	(10)
Amortisation and impairment of intangibles	(144)	(117)	(103)
Profit on the disposal of subsidiaries and associates	153	7	49
Integration and restructuring costs	(286)	(326)	(153)
Exceptional items	45	(551)	—
Profit/(loss) before tax attributable to shareholders’ profits	1,805	(1,300)	1,832

Consolidated results of operations

The table below presents our consolidated sales for years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
United Kingdom	14,261	18,756	20,445
Europe	21,750	21,806	20,488
North America	6,345	7,316	5,058
Asia Pacific	2,712	3,499	4,283
Total sales	45,068	51,377	50,274

The table below presents our consolidated income statement under IFRS for years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Income
Gross written premiums	34,690	36,206	30,991
Premiums ceded to reinsurers	(2,576)	(1,841)	(1,658)
Premiums written net of reinsurance	32,114	34,365	29,333
Net change in provision for unearned premiums	559	277	(21)
Net earned premiums	32,673	34,642	29,312
Fee and commission income	1,789	1,885	1,760
Net investment income/(expense)	24,972	(16,043)	9,689
Share of loss of joint ventures and associates	(504)	(1,128)	(304)
Profit on the disposal of subsidiaries and associates	153	7	49
	59,083	19,363	40,506
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(27,549)	(29,353)	(27,121)
Change in insurance liabilities, net of reinsurance	(5,682)	3,885	(3,508)
Change in investment contract provisions	(11,185)	10,629	(2,018)
Change in unallocated divisible surplus	(1,547)	4,482	2,922
Fee and commission expense	(4,396)	(4,411)	(4,244)
Other expenses	(5,366)	(5,416)	(3,473)
Finance costs	(1,336)	(1,547)	(1,217)
	(57,061)	(21,731)	(38,659)
Profit/(loss) before tax	2,022	(2,368)	1,847
Tax attributable to policyholders’ returns	(217)	1,068	(15)
Profit/(loss) before tax attributable to shareholders’ profits	1,805	(1,300)	1,832

Sales

Year ended 31 December 2009

Sales in 2009 were £45,068 million, a decrease of £6,309 million, or 12%, from £51,377 million in 2008. All regions reported a decrease in sales in 2009. Long-term insurance and savings and general insurance and health sales decreased by 24% in the UK with Europe reporting an increase of 6% in long-term insurance and savings sales offset by a 26% decrease in general insurance and health sales mainly attributable to the sale of the Delta Lloyd health business on 1 January 2009. North America long-term insurance and savings sales decreased by £1,170 million offset by a 12% increase in general insurance sales in Canada. Asia Pacific reported a decrease in sales 22% mainly attributable to the sale of the Australian business on 1 October 2009.

Year ended 31 December 2008

Sales in 2008 were £51,377 million, an increase of £1,103 million or 2% from £50,274 million in 2007. This increase was mainly attributable to growth in Europe and North America in life and pension sales. Life and pension sales in Europe increased by 8% from £15,684 million in 2007 to £16,952 million in 2008, boosted by strength in the euro exchange rate, and in North America life and pension sales increased considerably to £5,715 million, an increase of £2,069 million or 57% from £3,646 million in 2007. General insurance and health sales were £11,137 million, an increase of 5% across the group from £10,569 million in 2007.

Income

Year ended 31 December 2009

Net written premiums in 2009 were £32,114 million, a decrease of £2,251 million, or 7%, from £34,365 million in 2008. Long-term insurance and savings and general insurance and health both reported decreases in net written premiums primarily in the UK with a 36% decrease in long-term insurance and savings and 22% decrease in general insurance and health net written premiums in the UK. Europe reported a 12% increase in net written premiums with both North America and Asia Pacific reporting a decrease in net written premiums of 2% and 11% respectively.

Year ended 31 December 2008

Net written premiums in 2008 were £34,365 million, an increase of £5,032 million or 17% from £29,333 million in 2007. This increase reflects a 24% increase in life and pension premiums due to strong new business sales across most of our operations and a 5% increase in general insurance and health sales predominantly driven by our operations in France, the Netherlands and Canada.

Net investment income

Year ended 31 December 2009

Net investment income for the year was £24,972 million, an increase of £41,015 million (2008: £16,043 million loss). During 2009, investment markets across the regions in which we operated improved significantly from the fall in property and equity markets that were experienced in 2008.

Year ended 31 December 2008

Net investment income decreased by £25,732 million to a loss of £16,043 million (2007: £9,689 million profit). This decrease reflects the lower market value of properties in the UK, 30% to 50% fall in equity values across the world and the impact of falling yields and widening credit spreads on fixed income securities.

26
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Other income

Year ended 31 December 2009

Other income (which consists of fee and commission income, share of (loss)/profit after tax of joint ventures and associates, and profit/(loss) on disposal of subsidiaries and associates) increased by £674 million to £1,438 million in 2009 (2008: £764 million). Profit/(loss) on disposal of subsidiaries and associates includes the sale of our Dutch health business and our Australian long-term insurance and savings business resulting in a profit of £153 million. The loss after tax of joint ventures and associates was £504 million, an increase on 2008 of £624 million from increasing property values from our property partnerships.

Year ended 31 December 2008

Other income decreased by £741 million to £764 million in 2008 (2007: £1,505 million). The decrease was mainly due to the share of losses in joint ventures and associates in the UK, where reduced property market values led to lower property partnership results.

Expenses

Year ended 31 December 2009

Claims and benefits paid in 2009 were £27,549 million, a decrease of £1,804 million (2008: £29,353 million). The decrease in claims and benefits paid are a result of a fall in surrenders during the year and our Dutch healthcare business being sold as of 1 January 2009.

Changes in insurance liabilities in 2009 were a charge of £5,682 million, an increase of £9,567 million (2008: £3,885 million credit). The unfavourable movement is a result of new business provision and the impact of the euro against the sterling.

The change in investment contract provisions of £11,185 million charge (2008: £10,629 million credit) is a result of improved investment markets across our regions resulting in increases in our contract liabilities the impact of the euro against the sterling.

Unallocated divisible surplus charge of £1,547 million (2008: £4,482 million credit) reflects the narrowing of investment spread on participating assets and related liabilities. In 2008, a negative balance in Spain created a charge of £203 million of which £159 million was reversed in 2009 with the remaining balance expected to be recovered in 2010.

Fee and commission expense, other expenses and finance costs of £11,098 million decreased by £276 million or 2% from £11,374 million in 2008. Lower staff costs and impairment charges were offset by higher exceptional costs following the reattribution of the inherited estate in the UK – see “Financial Statements – Note 6 – Details of expenses”.

Year ended 31 December 2008

Claims and benefits paid in 2008 were £2,232 million higher at £29,353 million (2007: £27,121 million). The increase occurred across all regions, with the exception of the UK, due to unfavourable foreign exchange movement.

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

The change in the unallocated divisible surplus in 2008 was £1,560 million more than the prior year with a credit of £4,482 million (2007: credit of £2,922 million) mainly reflecting the impact of falling market values on participating assets and related liabilities. These were partly offset by a write-down of the negative balance in Spain which created a charge in the income statement of £203 million.

Fees and commission expense, other expenses and finance costs in 2008 were £2,440 million higher at £11,374 million (2007: £8,934 million). The increase was driven by corporate restructuring and brand expense across the group and £1,040 million of impairments of financial assets mainly in the Netherlands and the US.

Profit/(loss) before tax attributable to shareholders’ profits

Year ended 31 December 2009

Profit attributable to shareholders’ in 2009 was £1,805 million against a loss of £1,300 million in 2008. The increase is primarily due to favourable investment performance in 2009 which more than offset the decrease in premiums and increase in expenses as discussed above.

Year ended 31 December 2008

Loss before tax attributable to shareholders’ in 2008 was £1,300 million, a reduction of £3,132 million against the previous year (2007: £1,832 million profit). This decrease reflected the 52% reduction in income mainly due to investment performance, which was partly offset by lower expenses, discussed above, and a policyholder tax credit of £1,068 million (2007: tax charge of £15 million).

Adjusting items

Year ended 31 December 2009

The long-term insurance and savings business investment variances and economic assumption changes on long-term insurance business was a charge of £75 million (2008: £1,631 million charge). The favourable change is driven by positive market movements across our regions and the inclusion in 2008 of a £550 million provision for credit defaults of in the UK.

The short-term fluctuations and economic assumption changes on the non-life business were a £152 million credit (2008: £913 million charge). Favourable market movements across our regions were the primary driver for the change in the current year result.

Impairment of goodwill was £62 million in 2009 (2008: £66 million) driven by impairments in our UK life business and on an Italian associate.

Amortisation of intangibles increase by £27 million to £144 million in 2009 (2008: £117 million) on higher levels of bancassurance and other distribution agreements held within the Group

Profit on disposal of subsidiaries and associates were £153 million. The profit comprises £31 million from the sale of our Dutch Health Insurance business and £122 million from the sale of our Australian life and pensions business.

Integration and restructuring costs for 2009 were £286 million (2008: £326 million). This includes £210 million for the cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £170 million annualised cost savings in the year.

Exceptional items for 2009 amounted to £45 million favourable (2008: £551 million adverse). This includes an exceptional gain resulting from the reattribution of the inherited estate offset by strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago and the migration of all remaining local brands, except Delta Lloyd and RAC, to the

27
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

single global Aviva brand, which has been implemented over the two year period 2008 to 2009.

Year ended 31 December 2008

The long-term insurance and savings business investment variances and economic assumption changes on long-term insurance business were a charge of £1,631 million in 2008 (2007: £15 million credit). The change is attributable to a provision for credit defaults of £550 million in the UK, with the balance primarily driven by investment losses across Europe.

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

Integration and restructuring costs were £326 million in 2008 (2007: £153 million). This includes £287 million for the cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £340 million annualised cost savings in the year. Also included were integration costs of £39 million which mainly relate to the work to set up our global asset management operation, Aviva Investors.

Exceptional items for 2008 were £551 million. These included £142 million for the cost of transferring the lifetime wrap platform to a third party supplier, write-down in preparation for sale of the British School of Motoring in the UK and closure of the structured settlement business in the US. The costs also included £304 million after reinsurance for the discounted cost of strengthening our latent claims provisions, mainly in the UK, and £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees. The remaining balance relates to brand migration costs of £37 million offset by £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

Adjusted operating profit

Year ended 31 December 2009

Adjusted operating profit decreased by £275 million, or 12%, to £2,022 million (2008: £2,297 million) for the reasons set forth above.

Year ended 31 December 2008

Adjusted operating profit before tax in 2008 increased by £81 million, or 4%, to £2,297 million (2007: £2,216 million) for the reasons set forth above.

Regional performance

United Kingdom

Our operations in the UK consist of long-term insurance and savings business, which provides products such as bonds and savings, pensions, protection, annuities, equity release and investment products, including both with-profits and non-profit business, and our general insurance and health business, which provides a range of general and health insurance products focused on personal and small business customers, such as household, motor and liability insurance.

The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS from our UK long-term business for the years ended 31 December 2009, 2008 and 2007.

Long-term and savings business

	2009 £m	2008 £m	2007 £m
Protection	965	1,126	1,241
Pensions	3,752	4,753	4,156
Annuities	1,897	2,433	1,965
Bonds	2,024	3,296	4,192
Equity release	276	250	243
Investment sales	1,049	1,485	2,751
Sales	9,963	13,343	14,548

Net written premiums	4,389	7,107	5,277

Adjusted operating profit	658	733	713

Profit/(loss) before tax attributable to shareholders’ profits	611	(149)	564

Year ended 31 December 2009

Sales in our UK long-term insurance and savings business decreased by £3,380 million, or 25%, to £9,963 million (2008: £13,343 million). Protection sales have decreased by 14% as a result of regulatory changes affecting creditor sales volumes. Pension sales decreased by 21% due to reduced number of large schemes written in the year. Annuities decreased by 22% due to lower bulk purchase annuity volumes, bonds decreased 39% and investment sales decreased by 29%. Equity release showed an increase of 10%.

Net written premiums in our UK long-term insurance and savings business were £4,389 million, a decrease of £2,718 million, or 38%, from £7,107 million in 2008. The decrease is primarily due to lower bulk purchase annuity and bond sales.

Adjusted operating profit in our UK long-term insurance and savings business decreased by 10% to £658 million (2008: £733 million) reflecting lower asset values on bonuses declared in our with-profits funds and on the level of the with-profit special distribution bonus. The non-profit result increased to £495 million (2008: £462 million) including the benefit of the reattribution but was partly offset by lower annual management charges.

Profit before tax was £611 million for 2009 (2008: £149 million loss). The loss for 2008 included an additional £550 million provision for credit defaults over and above the long term provisions, which has been retained in 2009, and £97 million for the cost of transferring the investment wrap platform to a third party supplier which were one off events in that year.

Year ended 31 December 2008

Sales in our UK long-term insurance and savings business decreased by £1,205 million, or 8%, to £13,343 million (2007: £14,548 million). The decrease was driven by sales in bonds down 21% and investment sales down 46% compared to 2007 due to investment market turbulence, with protection down 9% due to the decline in mortgage approvals. Pensions and

28
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

annuities showed an increase of 17% on 2007, with equity release up by 3% on 2007.

Net written premiums in our UK long-term insurance and savings business were £7,107 million in 2008, an increase of £1,830 million, or 35%, from £5,277 million in 2007. The increase was primarily driven by bulk purchase annuity and pension sales.

Adjusted operating profit in our UK long-term insurance and savings business increased by £20 million, or 3%, to £733 million in 2008 (2007: £713 million). This increase was driven by the £124 million profit relating to the shareholder proportion of the special bonus distribution announced in February 2008. The prior year result included a £167 million benefit from the reduction of the reserving levels permitted under new rules in the UK. Underlying earnings were up £84 million reflecting the cumulative benefits of the recent efficiency programmes of £65 million and lower new business strain.

Loss before tax in our UK long-term insurance and savings business was £149 million in 2008, a decrease of £713 million from £564 million profit in 2007. This decrease mainly reflects the £550 million provision for credit defaults and £97 million for the cost of transferring the investment wrap platform to a third party supplier offset by the increase in adjusted operating profit explained above.

General insurance and health
The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS from our UK general insurance and health business for the years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Sales/net written premiums	4,298	5,413	5,897
Adjusted operating profit	535	656	421
Profit/(loss) before tax attributable to shareholders’ profits	434	(391)	142

Year ended 31 December 2009

UK general insurance and health net written premiums were £4,298 million, a decrease of £1,115 million, or 21%, on 2008 (2008: 5,413 million). The decrease reflects a combination of the actions taken to exit unprofitable business and difficult market conditions. In particular, the decrease is due to increased business failures, fewer start-ups and reduced levels of exposure in creditor and commercial insurance.

Adjusted operating profit in 2009 was £535 million, a decrease of £121 million, or 18% (2008: £656 million). The decrease in adjusted operating profit is a result of a decline in long-term investment returns, an increase in creditor claims resulting from the recession and a reduction in savings on prior year claims development to £105 million (2008: £285 million).

Profit before tax was £434 million, an increase of £825 million from a loss of £391 million in 2008. The increase predominately reflects the impact of investment variances of £397 million and an exceptional charge in 2008 of £279 million relating to the discounted cost of strengthening our latent claims.

Year ended 31 December 2008

Net written premiums in our UK general insurance and health business decreased by £484 million, or 8%, to £5,413 million in 2008 (2007: £5,897 million). This decrease was across all personal and commercial lines with personal motor and creditor business showing the greatest fall against 2007. This reflected the increasingly competitive market and our strategy of writing business for profit rather than volume, as well as reflecting distributor response to the issues with payment protection insurance and the decline in lending.

Adjusted operating profit in 2008 was £656 million, an increase of £235 million on 2007 of £421 million. The principal factor in the improved profitability for the general insurance business was that weather related claims were in line with normal expectations compared with a £475 million adverse impact in 2007. This favourable impact was partly offset by a reduction in the benefit of prior year claims development to £285 million (2007: £430 million), the decline in net written premiums and a reduction in long-term investment returns to £585 million (2007: £656 million). These factors outweighed the earned benefits we have derived from our initiatives to deliver cost savings and control claims inflation.

Loss before tax in our UK general insurance and health business was £391 million in 2008, a decrease of £533 million from a £142 million profit in 2007. This decrease reflected the impact of investment variances and £279 million for strengthening of latent claims provisions.

Europe

Aviva Europe operates in 12 businesses across Europe with substantial long-term insurance and savings businesses in France, Italy, Ireland, Poland and Spain. We also have large general insurance businesses in France and Ireland as well as smaller operations in Italy, Poland and Turkey. Our Europe fund management operations are managed by Aviva Investors, except in Poland which has transferred to Aviva Investors from 1 January 2010.

Delta Lloyd operations include long-term insurance and savings, general insurance and fund management.

The table below presents sales and net written premiums from our operations in Europe for the years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Sales
Long-term insurance and savings business
France	4,891	3,880	3,790
Ireland	1,072	1,299	1,780
Italy	3,607	2,331	2,975
Poland (including Lithuania)	1,161	1,906	1,388
Spain	2,454	2,489	2,433
Other Europe	1,190	1,410	946
Aviva Europe	14,375	13,315	13,312
Delta Lloyd	4,329	4,401	3,944
Total long-term insurance and savings business	18,704	17,716	17,256

General insurance and health
France	952	882	733
Ireland	474	513	474
Other Europe	457	417	308
Aviva Europe	1,883	1,812	1,515
Delta Lloyd	1,163	2,278	1,717
Total general insurance and health	3,046	4,090	3,232

Sales	21,750	21,806	20,488

Aviva Europe	12,455	9,183	8,698
Delta Lloyd	4,341	5,883	4,433
Net written premiums	16,796	15,066	13,131

The table below presents adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Europe for the years ended 31 December 2009, 2008 and 2007.

29
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

	2009 £m	2008 £m	2007 £m
Adjusted operating profit
Long-term insurance and savings business
France	272	275	243
Ireland	50	61	73
Italy	128	48	78
Poland (including Lithuania)	152	162	110
Spain	160	155	119
Other Europe	(1)	(16)	(27)
Aviva Europe	761	685	596
Delta Lloyd	277	196	181
Total long-term insurance and savings business	1,038	881	777

General insurance and health
France	97	107	70
Ireland	57	68	162
Other Europe	(22)	45	41
Aviva Europe	132	220	279
Delta Lloyd	143	177	169
Total general insurance and health	275	397	442

Fund management	31	14	27
Non-insurance	(148)	(151)	(49)
Total operating profit	1,196	1,141	1,197

Profit before tax attributable to shareholders’ profits	941	48	1,322

Year ended 31 December 2009

Europe sales in 2009 were in line with the prior year at £21,750 million (2008: £21,806 million). A 6% increase in long-term insurance and savings sales to £18,704 million (2008: £17,716 million) offset a 26% decrease in general insurance and health net written premiums to £3,046 million (2008: £4,090 million).

Net written premiums in 2009 increased by £1,730 million or 12% to £16,796 million (2008: £15,066 million).

Adjusted operating profit in 2009 was £1,196 million, an increase of 5%, or £55 million, from £1,141 million.

Europe’s profit before tax attributable to shareholders’ profits was £941 million in 2009, an increase of £893 million from £48 million in 2008. The increase in mainly attributable to favourable investment returns.

As a result of the IPO, the strategic management of our investment in Delta Lloyd is now managed independently from our other operations. Accordingly, commentary on Europe’s performance is presented as two separate segments for 2009.

Aviva Europe

Aviva Europe reported an increase in long-term insurance and savings sales of £1,060 million, or 8%, to £14,375 million (2008: £13,315 million) largely due to the strengthening of the euro against the sterling. Life and pension sales contributed £668 million to the increase in long-term insurance and savings sales with £392 million from investment sales. Both France and Italy reported increases in life and pension sales of 26% and 55%, respectively, with all other markets reporting a decrease in sales. Poland sales were 41% down reflecting the impact of pension legislation changes and special promotions in 2008.

General insurance and health sales increased by 4% to £1,883 million (2008: £1,812 million) primarily due to increased sales in France and other European markets, offset by an 8% fall in sales in Ireland.

Net written premiums in long-term insurance and savings businesses were £10,572 million, an increase of £3,201 million, or 43% (2008: £7,371 million) driven by France and Italy. Sales in France have increased through AFER and Italy reported an increase in sales of profit sharing single premium products.

Aviva Europe’s long-term insurance and savings business adjusted operating profit was £761 million, an increase of £76 million, or 11%, from £685 million in 2008, reflecting increased profits from existing business in France and Italy due to favourable experience in claims, lapses and surrenders.

Aviva Europe’s adjusted operating profit of our general insurance and health businesses was £132 million in 2009, a decrease of £88 million, or 40%, over £220 million in 2008, primarily due to extreme weather in Ireland and France during the year.

Delta Lloyd

Delta Lloyd reported long-term and savings sales of £4,329 million, a decrease of £72 million, or 2%, on 2008 (2008: £4,401 million). Life and pension sales decreased by 11% to £3,665 million with investment sales reported at £664 million, an increase of 118% on 2008.

General insurance and health sales were £1,163 million (2008: £2,278 million), a decrease of £1,115 million, or 49%, as a result of the sale of their health business on 1 January 2009. Adjusting for the impact of the sale, Delta Lloyd general insurance sales were 13% higher on 2008 (2008: £1,028 million) benefiting from the strengthening of the euro and the inclusion of a full years contribution from Swiss Life Belgium.

Delta Lloyd reported net written premiums of £4,341 million, a decrease of £1,542 million, or 26%, on 2008 (2008: £5,883 million) primarily due to lower group pension contracts and the sale of the health business.

Adjusted operating profit was £399 million, an increase of £89 million on £310 million in 2008. Improved profits in the long-term and savings business resulted from lower new business strain, driven by a decrease in corporate pension sales, expense savings, and strengthening of the euro.

Year ended 31 December 2008

Total Europe sales in 2008 increased by £1,356 million or 6% to £21,806 million (2007: £20,488 million), with increases in both long-term insurance and savings business and general insurance largely due to the strength of the euro against sterling.

Long-term insurance and savings business in 2008 increased by £498 million or 3% to £17,716 million (2007: £17,256 million). Within this, life and pensions sales increased to £16,952 million from £15,684 million in 2007 as a result of significant sales of the individual regular premium product launched in late 2007 and short term endowment policies sold through Deutsche Bank in Poland.

Delta Lloyd’s increased sales were due to a significant increase in corporate pension sales with five contracts contributing a total of £1,106 million, which was partly offset by lower annuity sales as a result of increased competition from the banking sector. Sales in Other Europe increased due to a one-off payment of £545 million in Romania from the introduction of compulsory pensions. These improvements were offset by decreased sales in Italy and Ireland predominantly as a result of the worsening economic environment.

Investment sales in Europe in 2008 decreased by £808 million or 51% to £764 million (2007: £1,572 million) due to reduced sales across all countries as a result of the volatile investment markets.

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

Net written premiums in 2008 increased by £1,935 million or 15% to £15,066 million (2007: £13,131 million).

30
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Net written premiums in our long-term insurance and savings businesses were £10,976 million in 2008, an increase of £1,077 million, or 11%, from £9,899 million in 2007. This increase resulted from new product launches in Poland, securing five corporate schemes in the Netherlands and the introduction of compulsory pensions in Romania.

General insurance and health net written premiums were £4,090 million in 2008, an increase of £858 million, or 27%, from £3,232 million in 2007 as explained above.

Europe adjusted operating profit in 2008 was £1,141 million, a decrease of 5% or £56 million from £1,197 million.

Europe’s long-term insurance and savings business adjusted operating profit was £881 million, an increase of £104 million, or 13%, from £777 million in 2007. This result is partially attributable to the strengthening of the euro, which has had a positive impact on all our major markets. The main countries contributing to the increase were Poland, reflecting higher management fees and cost efficiencies and Spain, which earned higher profits on protection business following growth in the underlying portfolio from the acquisition of Cajamurcia in the fourth quarter of 2007.

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

North America

Aviva North America includes the long-term insurance and savings business in the US, which provides life insurance and annuity products, and the general insurance business in Canada.

The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS of Aviva North America for the years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Protection	871	623	617
Annuities	3,674	4,244	2,600
Other long-term business	—	848	429
General insurance	1,800	1,601	1,412
Sales	6,345	7,316	5,058

Net written premiums	6,176	6,268	4,426

Adjusted operating profit
Long-term insurance business	85	16	79
General insurance	144	145	154
Non-insurance	(16)	(12)	(4)
	213	149	229

Profit/(loss) before tax attributable to shareholders’ profits	244	(338)	(38)

Year ended 31 December 2009

Sales in Aviva North America were £6,345 million, a decrease of £971 million, or 13%, (2008: 7,316 million). The decrease is driven by a decrease in annuity sales resulting from management action to focus on capital efficiency and the decision not to participate in funding agreement business in 2009. Protection product sales increased by 40% on actions to create innovative products and expand product distribution. General insurance sales in Canada increased by £199 million, or 12%, to £1,800 million (2008: £1,601 million), with growth driven by increased sales in homeowner while personal auto premiums were maintained at a similar level to 2008.

Aviva North America’s net written premiums decreased by £92 million, or 1%, to £6,176 million (2008: £6,268 million). The decrease is a result of lower long-term insurance and savings sales in the US offset by improved sales in Canada as stated above.

Adjusted operating profit was £213 million, an increase of £64 million, or 43%, on 2008 (2008: £149 million). Long-term insurance and savings adjusted operating profit increased to £85 million (2008: £16 million) driven by improved investment margin earned on existing equity indexed annuity business. General insurance adjusted operating profit is in line with 2008 at £144 million (2008: £145 million) with the benefits of increased sales volumes, higher long-term investment return, cost savings and foreign exchange movements being offset by the adverse movement in the claims experience.

Aviva North America’s profit before tax attributable to shareholders’ profits was £244 million, an increase of £582 million (2008: £338 million loss). The increase is mainly as a result of favourable investment performance during the year.

Year ended 31 December 2008

Sales in Aviva North America in 2008 increased by £2,258 million or 45% to £7,316 million (2007: £5,058 million). This increase reflected higher US long-term insurance and savings business sales, driven by improved annuity sales, reflecting our expanded distribution, new product launches and successful marketing programmes. General insurance sales in Canada increased by 13% to £1,601 million, with growth across all lines and sales through the acquisition of National Home Warranty in July 2008.

Aviva North America’s net written premiums were £6,268 million in 2008, an increase of £1,842 million, or 42%, from £4,426 million in 2007. The increase was mainly due to increased annuity sales in the US and improved sales across all lines of business in Canada.

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

31
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Asia Pacific

Aviva Asia Pacific operates in eight countries across the region, following the sale of the Australia operations on 1 October 2009, through both joint ventures and wholly-owned operations. We have businesses in markets at various stages of development, with established businesses in Singapore and Hong Kong, high potential businesses in India and China and developing businesses in South Korea, Taiwan, Malaysia and Sri Lanka.

The table below presents the sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS of Aviva Asia Pacific for the years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Asia	1,529	1,719	1,868
Australia	1,183	1,780	2,415
Sales	2,712	3,499	4,283

Net written premiums	455	511	602

Adjusted operating profit
Asia long-term insurance and savings business	52	2	(6)
Australia long-term insurance and savings business	40	44	37
General insurance and health	6	—	4
Fund management and non-insurance	(21)	(10)	2
	77	36	37

Profit/(loss) before tax attributable to shareholders’ profits	146	(68)	35

Year ended 31 December 2009

Sales in Asia Pacific decreased by £787 million, or 22%, to £2,712 million (2008: £3,499 million). In Australia, sales decreased by 34% impacted by the sale of the Australian business on 1 October 2009. Sales in Asia decreased 11% as a result of uncertain economic environment leading to investor caution across Singapore, Hong Kong, India and our other Asian markets, together with the impact of the strategic decision to scale back the sale of capital intensive products in several Asian markets.

Net written premiums decreased to £455 million, a decrease of £56 million, or 11%, on 2008 (2008: £511 million). The decrease was mainly due to the impact of the uncertain economic environment in the region as highlighted above and the disposal of the Australian business.

Increase in adjusted operating profit of £41 million to £77 million (2008: £36 million) mainly due to the benefit from a one-off release of reserves of £68 million following an actuarial review of assumptions in Singapore, partly offset by the impact of the Australian disposal.

Profit before tax of £146 million (2008: £68 million loss) reflects the favourable movements in the market across the Asia Pacific region.

Year ended 31 December 2008

Sales in Aviva Asia Pacific were £3,499 million in 2008, a decrease of £784 million, or 18%, from £4,283 million in 2007. The decrease was driven by significantly lower investment sales through Navigator (our wrap administration platform) of £1,746 million, which were £914 million lower than sales of £2,660 million in 2007. The lower investment sales were partially offset by higher long-term insurance and savings business sales of £1,720 million compared to £1,595 million in 2007.

Overall sales in Asia declined in 2008 as a result of volatile investment markets, particularly in Hong Kong and Singapore. This was partly offset by growth in long-term insurance and savings business sales in China, due to the expansion of the distribution network, and first time contributions from new ventures in South Korea and Taiwan.

Sales in Australia also decreased largely due to the benefit in 2007 of a one-off transfer of a group pension scheme and the favourable change in superannuation legislation, which impacted both long-term insurance and savings sales and investment sales.

Aviva Asia Pacific’s net written premiums were £511 million in 2008, a decrease of £91 million, or 15%, from £602 million in 2007. The decrease was mainly due to the volatile investment markets impacting sales in Hong Kong, where the products are mainly investment-related.

Adjusted operating profit was £36 million in 2008, a decrease of £1 million or 3%, from £37 million in 2007. This reflects increased regional costs including one-off costs associated with recruitment, offset by an increase in the long-term insurance and savings business due to lower new business strain from sales and business mix.

Aviva Asia Pacific’s loss before tax attributable to shareholders’ profit was £68 million in 2008, compared to a profit of £35 million in 2007. The loss in 2008 reflects the impact of adverse economic variances mainly in the long-term insurance and savings businesses.

Aviva Investors

Aviva Investors, our fund management business, operates across all four regions providing fund management services to third party investors and supporting our long-term insurance and savings and general insurance operations.

The table below presents the adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and funds under management of Aviva Investors for the years ended 31 December 2009, 2008 and 2007.

	2009 £m	2008 £m	2007 £m
Adjusted operating profit	115	114	147

Profit before tax attributable to shareholders’ profits	91	72	129

Funds under management	249,630	236,178	235,309

Year ended 31 December 2009

Aviva Investors’ adjusted operating profit in 2009 was £115 million, in line with 2008. Higher performance fees were earned in 2009, offset by lower average market levels through the year.

Profit before tax attributable to shareholders’ profits was £91 million, an increase of £19 million, or 25%, on 2008 (2008: £72 million). Profit in 2009 benefited from lower integration and restructuring costs on the set-up of Aviva Investors.

Aviva Investor’s funds under management were £250 billion, an increase of £14 billion, or 6%, on 2008. The increase is a result of investment performance and product sales together with capital appreciation in some fixed income markets, offset by the impact of sterling’s appreciation against the euro and US dollar.

Year ended 31 December 2008

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

32
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

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

Corporate centre and group debt costs and other interest

	2009 £m	2008 £m	2007 £m
Corporate centre	(108)	(141)	(157)

Group debt costs and other interest	(636)	(379)	(363)

Year ended 31 December 2009

Corporate centre costs were £108 million, a decrease of £33 million, or 23%, on £141 million in 2008. The decrease reflects lower central spend. Staff incentive costs were in line with 2008 and projects spending decreased by £23 million reflecting lower costs following the completion of the brand migration, financial controls and other financial projects initiated in 2008.

The group debt costs and other interest increased to £636 million, an increase of £257 million on 2008 of £379 million. External interest costs increased to £335 million (2008: £286 million) reflecting higher interest on subordinated debt, due to hybrid debt being issued in 2008 and 2009, which was offset by lower commercial paper interest as proceeds from the issue were used to repay some commercial paper. Internal interest costs increased to £227 million (2008: £197 million) driven by changes to our internal loan balances.

The net pension charge of £74 million (2008: £104 million income) represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The increase is primarily due to lower rates of return on asset values offset by higher discount rates on liabilities.

.

Year ended 31 December 2008

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

33
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Analysis of investments

We invest our policyholders’ funds and our own funds in order to generate a return for both policyholders and shareholders. The financial strength of our group and both our current and future operating results and financial performance are, therefore, in part dependent on the quality and performance of our investment portfolios in our UK, continental European, North America and Asia Pacific operations.

For additional information on our financial investments, please see “Financial statements IFRS – Note 21 – Financial investments”. For a quantitative analysis of funds under management by Aviva and third party fund managers, see “Financial statements IFRS – Note 55 – Assets under management”.

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

The UK with-profits business is comprised largely of long-term contracts with some guaranteed payments. We are therefore able to invest a significant proportion of the funds supporting this business in equities and real estate. This is because the long-term nature of these contracts allows us to take advantage of the long-term growth potential within these classes of assets, while the level of guaranteed payments is managed to mitigate the level of risk that we bear in relation to the volatility of these classes of assets.

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

Property partnerships

As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of “Financial Statements IFRS – Accounting policies – (C) Consolidation principles”. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, these are all in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or in the Unallocated Divisible Surplus (“UDS”).

34
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Analysis of financial investments

We distinguish between policyholder, participating fund and shareholder investments, which are terms used to reflect the differing exposure to investment gains and losses. Policyholder assets are connected to our unit-linked business, where the policyholder bears the investment risk on the assets in the unit-linked funds. Our exposure to loss on policyholder assets is limited to the extent that income arising from asset management charges is based on the value of assets in the funds. Participating fund assets related to some of our insurance and investment contracts which contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. Our exposure to investment losses on participating funds is generally limited to our participation in the fund. Shareholder assets are other assets held within our long-term businesses that are not backing unit-linked liabilities or participating funds. Investments held at 31 December 2009, 31 December 2008 and 31 December 2007 are analysed below:

2009	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	3,941	6,338	2,151	12,430	(8)	12,422
Loans	1,468	7,543	32,068	41,079	—	41,079
Financial investments
Debt securities	17,596	86,464	56,450	160,510	—	160,510
Equity securities	28,638	9,678	5,027	43,343	—	43,343
Other investments	24,867	7,222	2,760	34,849	(23)	34,826
Total	76,510	117,245	98,456	292,211	(31)	292,180
Total %	26.2%	40.1%	33.7%
2008	72,205	119,083	96,031	287,319	(396)	286,923
2008%	25.1%	41.5%	33.4%
2007	76,025	112,136	80,579	268,740	(316)	268,424
2007%	28.3%	41.7%	30.0%

As the table indicates, 34% of total investments can be directly attributed to shareholders. The apportionment of our shareholder investments is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of investment property, equities, and other investments (e.g., unit trusts), reflecting the underlying investment mandates.

Financial investment balances included in the remainder of this disclosure include financial investments of operations classified as held for sale.

Measurement basis

We carry investments on our statement of financial position at either fair value or amortised cost. As shown in the table below, at 31 December 2009, 93% of the group’s total investments were carried at fair value on the statement of financial position.

	2009			2008			2007
	Fair value £m	Amortised cost £m	Total £m	Fair value £m	Amortised cost £m	Total £m	Fair value £m	Amortised cost £m	Total £m
Investment property	12,430	—	12,430	14,426	—	14,426	15,391	—	15,391
Loans	20,890	20,189	41,079	21,468	20,769	42,237	18,540	17,653	36,193
Financial investments
Debt securities	160,510	—	160,510	150,734	—	150,734	121,591	—	121,591
Equity securities	43,343	—	43,343	43,411	—	43,411	59,065	—	59,065
Other investments	34,849	—	34,849	36,511	—	36,511	36,500	—	36,500
Total	272,022	20,189	292,211	266,550	20,769	287,319	251,087	17,653	268,740
Total %	93.1%	6.9%		92.8%	7.2%		93.4%	6.6%

For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see the “Financial Statements IFRS – Note 21 – Financial investments”.

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

Despite the increase in market downgrade activity during 2008 and 2009, debt securities with a credit rating of A or above at 31 December 2009 still represented 81.6% of total holdings (2008: 86.3%). Approximately 43% of total debt security holdings

35
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

were in government bonds and 34% of total debt security holdings were in corporate bonds with a credit rating of A or above, as of 31 December 2009.

“Wrapped credit” is credit exposure that has been insured with monoline insurers to achieve a better credit rating. The monoline insurers suffered downgrades during 2008 and 2009 and this is reflected in the analysis that follows. The exposure is diversified across several monolines and the underlying bonds are diversified across many different counterparties. In general, we are a long-term holder of this debt, although we continue to review our holdings with reference to the underlying quality and prospects.

The majority of the residential mortgage-backed securities (“RMBS”) are US investments and over 65% of the total exposure is backed by the US Government-sponsored entities (“GSEs”) Fannie Mae and Freddie Mac. Under the conservatorship arrangements with the US Government implemented in September 2008, these securities have an implicit guarantee, although they are not expressly backed by the full faith and credit of the US Government. The majority of the remaining US RMBS are backed by fixed-rate loans that originated in 2005 or before.

At 31 December 2009, our exposure to sub-prime debt securities was limited to £2 million (2008: £39 million), and our exposure to collaterised debt obligations (“CDO”) and collaterised loan obligations (“CLO”) was limited to £241 million. Investments in structured assets (excluding agency RMBS that are backed by GSEs) were £7,406 million, representing less than 5% of total debt securities.

The vast majority of the corporate bonds that are not rated represent private placements and corporate bond investments made via unit trusts, where a “look-through” to the underlying securities has been performed. The private placements are US investments which are not rated by the major rating agencies but are rated an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners (“NAIC”), a US association of state insurance regulators.

Excluding the private placements that are rated an average A– by the NAIC, the exposure that is not rated by a major rating agency is less than 3% of total debt securities.

Of the debt securities rated less than BBB, 77% are rated BB, while only 5%, amounting to £181 million, are rated below B.

Debt securities analysed by credit rating and sector

Total debt securities analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Total

	Ratings
2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	20,069	1,354	—	—	—	—	21,423
UK local authorities	—	16	—	—	—	—	16
Non-UK government	25,189	11,787	7,422	1,958	410	710	47,476
	45,258	13,157	7,422	1,958	410	710	68,915
Corporate
Public Utilities	696	721	3,680	1,215	246	72	6,630
Convertibles and bonds with warrants	—	26	362	95	50	53	586
Other corporate bonds	10,440	11,973	26,201	15,029	2,682	3,018	69,343
	11,136	12,720	30,243	16,339	2,978	3,143	76,559
Certificates of deposits	—	890	580	1,330	—	10	2,810
Structured
RMBS non-agency sub-prime	2	—	—	—	—	—	2
RMBS non-agency ALT A	18	100	16	22	81	—	237
RMBS non-agency prime	943	8	47	60	6	5	1,069
RMBS agency	2,534	—	—	—	—	1	2,535
	3,497	108	63	82	87	6	3,843
CMBS[1]	1,350	266	245	91	84	4	2,040
ABS[2]	1,256	282	372	164	37	276	2,387
CDO (including CLO)	69	18	17	10	71	56	241
ABCP[3]	—	836	—	—	—	—	836
ABFRN[4]	—	—	—	—	—	—	—
	2,675	1,402	634	265	192	336	5,504
Wrapped credit	157	93	121	129	40	54	594
Other	22	213	413	34	16	1,587	2,285
Total	62,745	28,583	39,476	20,137	3,723	5,846	160,510
Total %	39.1%	17.8%	24.6%	12.6%	2.3%	3.6%
2008	66,298	24,452	39,308	12,750	2,197	5,729	150,734
2008%	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%

1.CMBS – Commercial Mortgage Backed Security

2.ABS – Asset Backed Security

3.ABCP – Asset backed commercial paper

4.ABFRN – Asset backed floating rate notes

36
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Debt securities, for which policyholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – policyholder assets

	Ratings
2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	5,085	257	—	—	—	—	5,342
UK local authorities	—	—	—	—	—	—	—
Non-UK government	1,425	589	978	226	6	40	3,264
	6,510	846	978	226	6	40	8,606
Corporate
Public Utilities	19	159	935	99	3	3	1,218
Convertibles and bonds with warrants	—	—	—	2	5	—	7
Other corporate bonds	1,274	1,291	3,234	570	34	267	6,670
	1,293	1,450	4,169	671	42	270	7,895
Certificates of deposits	—	19	22	196	—	2	239
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	—	3	—	—	—	—	3
RMBS non-agency prime	8		6	2	—	1	18
RMBS agency	32	—	—	—	—	—	32
	40	4	6	2	—	1	53
CMBS	8	6	—	5	—	—	19
ABS	21	5	29	6	—	1	62
CDO (including CLO)	2	—	2	—	—	—	4
ABCP	—	156	—	—	—	—	156
ABFRN	—	—	—	—	—	—	—
	31	167	31	11	—	1	241
Wrapped credit	—	1	2	3	4	4	14
Other	—	—	—	4	—	544	548
Total	7,874	2,487	5,208	1,113	52	862	17,596
Total %	44.8%	14.1%	29.6%	6.3%	0.3%	4.9%
2008	8,534	3,235	5,898	904	26	999	19,596
2008%	43.6%	16.5%	30.1%	4.6%	0.1%	5.1%

37
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Debt securities, for which participating funds carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – participating fund assets

	Ratings
2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	12,318	1,097	—	—	—	—	13,415
UK local authorities	—	—	—	—	—	—	—
Non-UK government	15,734	9,004	4,167	728	279	59	29,971
	28,052	10,101	4,167	728	279	59	43,386
Corporate
Public Utilities	639	419	2,035	721	234	8	4,056
Convertibles and bonds with warrants	—	26	259	—	18	20	323
Other corporate bonds	6,332	6,781	12,673	5,783	1,387	1,095	34,051
	6,971	7,226	14,967	6,504	1,639	1,123	38,430
Certificates of deposits	—	374	60	1,131	—	—	1,565
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	—	—	—	2	2	—	4
RMBS non-agency prime	239	—	—	—	—	—	239
RMBS agency	248	—	—	—	—	—	248
	487	—	—	2	2	—	491
CMBS	142	53	18	2	4	—	219
ABS	241	74	114	66	21	1	517
CDO (including CLO)	—	—	—	—	—	—	—
ABCP	—	660	—	—	—	—	660
ABFRN	—	—	—	—	—	—	—
	383	787	132	68	25	1	1,396
Wrapped credit	15	43	13	34	7	11	123
Other	4	176	147	29	8	709	1,073
Total	35,912	18,707	19,486	8,496	1,960	1,903	86,464
Total %	41.6%	21.6%	22.5%	9.8%	2.3%	2.2%
2008	38,658	13,766	19,794	5,310	986	1,052	79,566
2008%	48.6%	17.3%	24.9%	6.7%	1.2%	1.3%

38
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Debt securities, for which shareholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Aviva’s shareholder exposure to debt securities of £56,450 million in the table below includes £1.2 billion of exposures to the governments (and local authorities and agencies) of Greece, Spain and Portugal. This represents just 2% of total shareholder debt securities at 31 December 2009. Since the year end our exposure to Greek debt securities has reduced by £0.4 billion.

Debt securities – shareholder assets

	Ratings
2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	2,666	—	—	—	—	—	2,666
UK local authorities	—	16	—	—	—	—	16
Non-UK government	8,030	2,194	2,277	1,004	125	611	14,241
	10,696	2,210	2,277	1,004	125	611	16,923
Corporate
Public Utilities	38	143	710	395	9	61	1,356
Convertibles and bonds with warrants	—	—	103	93	27	33	256
Other corporate bonds	2,834	3,901	10,294	8,676	1,261	1,656	28,622
	2,872	4,044	11,107	9,164	1,297	1,750	30,234
Certificates of deposits	—	497	498	3	—	8	1,006
Structured
RMBS non-agency sub-prime	2	—	—	—	—	—	2
RMBS non-agency ALT A	18	97	16	20	79	—	230
RMBS non-agency prime	696	7	41	58	6	4	812
RMBS agency	2,254	—	—	—	—	1	2,255
	2,970	104	57	78	85	5	3,299
CMBS	1,200	207	227	84	80	4	1,802
ABS	994	203	229	92	16	274	1,808
CDO (including CLO)	67	18	15	10	71	56	237
ABCP	—	20	—	—	—	—	20
ABFRN	—	—	—	—	—	—	—
	2,261	448	471	186	167	334	3,867
Wrapped credit	142	49	106	92	29	39	457
Other	18	37	266	1	8	334	664
Total	18,959	7,389	14,782	10,528	1,711	3,081	56,450
Total %	33.6%	13.1%	26.1%	18.7%	3.0%	5.5%
2008	19,106	7,451	13,616	6,536	1,185	3,678	51,572
2008%	37.0%	14.4%	26.5%	12.7%	2.3%	7.1%

In respect of the wrapped credit investments, the table below shows the credit rating of the underlying securities, i.e. without the guarantee. As rating agencies do not provide credit ratings for individual wrapped credit securities without consideration of the insurance guarantee, the credit ratings disclosed in the table below for wrapped credit without the benefit of the insurance guarantee is based on the long-term issuer credit ratings for unsecured corporate debt of the issuer, where this information is available.

Total assets

	Rating with insurance guarantee		Rating without insurance guarantee
	Fair value £m	% of total	Fair value £m	% of total
Wrapped Credit
AAA	157	26.4%	—	—
AA	93	15.7%	35	5.9%
A	121	20.4%	111	18.7%
BBB	129	21.7%	141	23.8%
Less than BBB	40	6.7%	20	3.3%
Non-rated	54	9.1%	54	9.1%
Not available without insurance guarantee	—	—	233	39.2%
	594	100.0%	594	100.0%
RMBS Agency
AAA	2,535	100.0%	2,535	100.0%
	2,535	100.0%	2,535	100.0%

39
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Equity securities

The table below analyses our investments in equity securities by sector.

2009	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public Utilities	2,355	1,299	26	3,680
Banks, trusts and insurance companies	3,747	1,797	1,745	7,289
Industrial miscellaneous and all other	22,526	6,560	3,046	32,132
Non-redeemable preferred shares	10	22	210	242
Total	28,638	9,678	5,027	43,343
Total %	66.1%	22.3%	11.6%
2008	23,840	13,817	5,754	43,411
2008%	54.9%	31.8%	13.3%

At 31 December 2009, shareholder investment in equity securities amounted to £5,027 million, of which 77% related to our business in the Netherlands, 17% our Italian business and 6% other businesses. The Italian equity holdings are held both directly by our Italian subsidiaries and by group holding companies.

Of our £7,289 million exposure to equity investments in banks, trusts and insurance companies, £1,745 million relates to shareholder investments, which includes £766 million equities held by our business in the Netherlands and a strategic holding in UniCredit and other Italian banks of £927 million (£757 million net of minority interest share).

The remaining shareholder exposure to equity securities, other than banks, trusts and insurance companies, arises principally in our Netherlands business, amounting to 95% of the total exposure of £3,282 million.

Other investments

The table below analyses other investments by type.

2009	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	23,914	5,415	615	29,944
Derivative financial instruments	146	621	1,311	2,078
Deposits with credit institutions	307	29	633	969
Minority holdings in property management undertakings	10	605	52	667
Other	490	552	149	1,191
Total	24,867	7,222	2,760	34,849
Total %	71.4%	20.7%	7.9%
2008	23,632	9,443	3,436	36,511
2008%	64.7%	25.9%	9.4%

Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England. We also have the following regional headquarters:

—	UK – UK Life: York, England
—	UK – UK General Insurance: Norwich, England
—	Europe – London, England
—	North America – Chicago, Illinois, USA
—	Asia Pacific – Singapore
—	Aviva Investors – London, England

In addition to the above, our regions have major offices in the following locations:

—	North America: Des Moines, Iowa, USA and Scarborough, Ontario, Canada
—	Europe: Paris, France; Amsterdam, the Netherlands; Dublin, Ireland; Madrid, Spain; and Milan, Italy

We own or lease space in 27 countries around the world. As of 31 December 2009, we owned and occupied land and buildings for our own use with a total book value of £416 million (2008: £568 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £10,756 million at 31 December 2009.

40
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Risk management

As a global company we face a diverse range of risks, each of which has the potential to impact financial performance or hinder the achievement of business objectives. If we do not manage these risks effectively we could also miss potential opportunities to further develop and expand our business.

At Aviva, sound risk management is a key component of our business and is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders. We group the type of risks we face into three categories: financial, strategic, and operational.

—	Financial risks cover market and credit risk, insurance risk, liquidity and capital management.
—

Strategic risks include issues such as customer, brand, products and markets as well as any risks to our business model arising from changes in our market and risks arising from mergers and acquisitions.

—

Operational risks arise from inadequate or failed internal processes, or from people and systems or from external events. This includes business protection, information technology, people, legal and regulatory compliance risks.

We operate within a three lines of defence model. Primary responsibility for risk identification and management lies with business management (the 1st line of defence). Support for and challenge on the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by specialist risk functions (the 2nd line of defence). Independent and objective assurance on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by group internal audit (the 3rd line of defence).

We employ effective processes to identify, assess, mitigate, manage and monitor the risks to which we are exposed. We make appropriate decisions to limit and control the impact the risks may have on our strategic objectives.

We set limits to manage our material risks to ensure we stay within our risk appetite (the amount of risk we are willing to accept). To work out how “material” a risk is to our business we assess its size and scale based on how likely it is to occur and what potential impact it would have on our business and our stakeholders if it were to occur. Most importantly, when risks are outside of appetite, we agree what actions need to be taken to manage the risks.

What risk management activity happens in Aviva?

To ensure that risks are effectively identified and assessed and that appropriate controls and responses are in place, our risk management activity needs to operate through clearly defined and agreed structures and processes.

At Aviva, we support and coordinate all group-wide risk management activities through a central risk team, led by the group chief risk officer. In each of our regions, regional chief risk officers ensure that the regional risk profiles remain within the limits set centrally.

The regional chief risk officers work with business management to ensure that our risk management framework is being used consistently across all our businesses. They also work with the group chief risk officer to coordinate and communicate decisions that are taken at a group level.

As well as working with the regions, the central risk team is also responsible for managing group risk governance and oversight.

Risk management framework

At group centre, the Risk Management Framework enables us to understand all the material risks that we currently face and to identify early emerging risks. This knowledge helps the risk teams to provide effective challenge and support to the regions and its businesses.

The central risk team monitors these risk exposures on a regular basis with a specific focus on financial risks via regular reporting to the Group Executive Committee and, as part of the performance management process, senior management review risk management information to ensure the successful delivery of our business objectives.

As well as the ongoing monitoring activities the central risk team produces a formal quarterly risk report for the Risk and Regulatory Committee of the board and the various risk oversight committees.

41
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Corporate governance and oversight

Our Risk Governance Framework allocates responsibility for the oversight of risk management to a number of committees at group centre with the Group Asset Liability Committee (‘ALCO’) and the Group Operational Risk Committee (‘ORC’) providing a key focus on financial and operational risk. The group centre committees are in turn supported by similar governance structures in the regions. These relationships are summarised in the diagram below.

These committees monitor the aggregate risk profile, provide challenge and recommend risk management activity and ensure that our risk policies are used to manage risk to agreed standards.

Board oversight is maintained on a regular basis through its Risk and Regulatory Committee (RRC). The group chief risk officer is a member of the Group Executive Committee and has a reporting line to the group chief executive and to the RRC with access to the RRC chairman, assuring independence of the function.

Policies and procedures

We have formal risk policies that ensure a consistent approach to the management of all our risks across all the businesses and locations in which we operate. These risk policies define our risk appetite and set out risk management and control standards for the group’s worldwide operations. The risk policies also set out the roles and responsibilities of businesses, regions, policy owners, and the risk oversight committees.

As our business needs to change and respond to market conditions and customer needs, we regularly monitor the appropriateness of our risk policies and risk appetite to ensure they remain up-to-date. This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all our core business activities, and that the processes for managing risk are understood and followed consistently across our global businesses.

Risk and economic capital

We already use economic capital models within our decision-making and were early adopters of stress and scenario analysis across the risks we face, making us well placed for the forthcoming Solvency 2 regulatory regime. However, the use of models is balanced with sound business judgement.

The Financial Services Authority (FSA) requires Aviva to assess its economic capital requirements to ensure that it adequately reflects business and control risks. In turn this analysis supports our strategic planning and decision-making processes.

42
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Risk factors

This table sets out the definitions of each key risk type; the key risk drivers for each category; sensitivities to economic and operating experience on the group’s performance; and a summary of the related risk mitigation processes that operate within the Risk Management Framework.

Risk type	Key drivers

Market

Risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices and foreign currency exchange rates

—  Fluctuation in the value of our investments in loans, debt and equity securities as well as our holdings of investment properties

—  Impact of market conditions on sales of investment products and our fund management business

—  Products sold by the group that carry investment return and surrender value guarantees

—   Premium income, dividends from overseas businesses and transactions from currencies other than sterling

—  Assets held in the staff pension scheme

Credit Risk of financial loss as a result of the default or failure of third parties to meet their payment obligations

—  Exposures to debt investments, structured asset investments, and counterparties in our derivatives,

         mortgage loans and reinsurance placements

—  Default and spread risks are considered, as both impact the value and risks of assets

—  Concentrations of exposures to individual credits/counterparties or sectors/geographies

Liquidity Risk of not maintaining sufficient financial resources to meet our business obligations as they fall due

—  Insufficient capital generated from the receipt of premiums, fees and investment income, along with planned asset sales and maturities to pay claims and expenses

—  Instances where additional cash requirements arise in excess of that available within operating businesses

—  Mismatches in the timing of cash flows relating to assets, liabilities and off balance sheet instruments

General insurance

The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes fluctuations in the timing, frequency, and severity of claims and settlements, inadequate reinsurance protection and inadequate reserves.

—  Our largest general insurance risk is claims incurred from catastrophic events, such as flooding and windstorm

—  Financial impact of worsening claims ratios and inadequate reserves

—  Reinsurance may not be available, affordable or adequate to protect the group against losses

—  Inappropriate risk selection and related pricing

Life insurance

The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administrative expenses

—  Adverse longevity experience (the risk that people will live longer than we have assumed)

—  Adverse mortality experience (the death of a policy holder) and morbidity (ill health)

—  Expense experience compared with assumptions at the start of the insurance policy.

—  Poorly designed or inadequately priced products

—  Persistency risk arising from customers lapsing their policies earlier than has been assumed

Strategic Risks to our business model arising from changes in external events, our markets and customer behaviour as well as risks arising from mergers and acquisitions

—  Focus on our strategy of delivering ‘One Aviva, Twice the Value’

—  Our strategic response to changes in external environment including competitive landscape, customer behaviour, distributor regulatory changes, merger and acquisition opportunities and emerging trends

Brand and reputation Our dependence on the strength of our brands, the brands of our partners, and our reputation with customers and distributors in the sale of our products and services

—  We are vulnerable to press speculation, negative publicity, adverse market and customer perception

—  Products or services recommended by us do not perform as expected

—  We operate in an industry where integrity, customer trust and confidence are paramount

Operational The risks of direct or indirect loss resulting from inadequately or failed internal processes, or from people and systems, or from external events

—  Processing large number of complex transactions across numerous and diverse products

—  We are highly dependent on the proper functioning of information technology and communication systems to serve our customers

—  We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions

43
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

For further details refer to the “Financial statements IFRS – Note 53 – Risk management”.

Sensitivities[1]	Risk mitigation

–— A 1% increase in interest rates would decrease total shareholder funds by £1.3 billion net of tax

—  A 10% decrease in equity prices would decrease total shareholders’ funds by £0.7 billion net of tax

—  We expect that a 40% fall in equity prices (at 31 December 2009) would reduce IGD by £0.7 billion

—  Regular reviews by group asset liability committee relative to risk appetite

—  Active management of exposure through hedging against unfavourable market movements and changes in asset mix

—  Regular monitoring of impact from changes in market risks (interest rates, equity prices, property values)
    through value at risk analysis, stress tests and scenario analysis

—  Use of currency borrowings and derivatives to manage currency exposures within centrally set limits

—  Investment strategy and long-term objectives agreed with scheme trustees

— A 50 bps increase in credit spreads would increase shareholder funds by £0.3 billion net of tax

—  Adherence to credit policy and limits frameworks by all businesses.

—  Regular monitoring and reviews by credit approvals committee of exposures and management against limits

—  Maintaining a diversified portfolio and review concentrations of exposure by types, sector, geography and credit ratings

—  Utilisation of risk reduction techniques such as hedging and collateral posting requirements

— The Liquidity stress tests performed and the size of the liquidity buffer held to cover unforeseen circumstances

—  Asset liability matching methodology develops optimal asset portfolio maturity structures in our businesses to ensure cash flows are sufficient to meet liabilities

—  Regular monitoring through liquidity stress and scenario testing

—  Sale of assets from investment portfolios, issuing commercial paper

—  Maintain committed borrowing facilities (£2.1 billion) from highly rated banks

—  Our total potential loss from our most concentrated exposure (northern Europe windstorm) is approximately
   £335 million for a one in  ten year annual loss scenario, compared to approximately £620 million for a one in hundred year annual loss scenario

—  A 5% increase in gross loss ratios for our general insurance and health business reduces shareholders funds by £345 million on a pre-tax basis

—  Regular reviews by group general insurance committee

—  Use of reinsurance to help reduce the financial impact of a catastrophe and manage earnings volatility

—  Extensive use of data, financial models and analysis to improve pricing and risk selection

—  Underwriting and claims management disciplines

—  Digital mapping to better manage property flood risk

—  Mortality/ morbidity – a 5% worsening in assurance mortality/morbidity experience would reduce shareholder funds by £45 million before tax

—  Longevity – should our assumptions in respect of annuitant mortality worsen by 5% then shareholder funds would reduce by £320 million before tax

—  Regular reviews by Life insurance committee

—  Monitor longevity statistics compared with emerging industry trends and use of reinsurance solutions

— Use of reinsurance solutions to mitigate mortality and morbidity risks

—  Guidelines to support businesses through complete cycle of product design, development and pricing

—  Regular monitoring of expense assumptions

—  Guidelines on persistency management apply best practice across the group

—  Progress in building our Aviva global brand and transforming our business

—  How responsive we are to changes in the external environment that may provide opportunities or cause strategic risks

—  Impact of the challenging economic environment and volatile financial markets

—  Strategic review and planning process

—  Developments assessed during our performance management process

—  Maintaining a diverse distribution model and review of concentrations by channel, product, country or customer group

—  Challenging developments that could be damaging to our business and the industry as a whole

—  Maintaining integrity and confidence in our brands and products

—  Building long term relationships with our customers and attracting new customers to Aviva

—  New product and distribution developments that suit our customers’ changing needs

—  Regular reviews by the group corporate reputation committee

—  Building our brand prominence and regularly monitoring brand metrics

—  Delivering a truly exceptional experience to our customers and treating customers fairly in line with the FSA principles

—  Monitor metrics including customer advocacy, retention and complaints

— Increasing our efficiency and reducing complexity — Levels of investment and operating performance — Capabilities across our organisation

—  Framework of corporate responsibility, policies and business ethics code

—  Procedures to record properly and verify a large number of events

—  Significant resources devoted to maintaining efficient and effective operations

________________
1.  IRFS sensitivities are shown gross of minority interest

44
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2009 included the following:

	Less than one year £m	Between one and three years £m	Between three and five years £m	After five years £m	Total
Insurance and investment contracts
Long term business
— Insurance contracts – non-linked[1]	10,554	9,609	33,980	135,004	189,147
— Investment contracts – non-linked[2]	59,504	—	—	—	59,504
— Linked business[2]	80,206	—	—	—	80,206
General insurance[3]	7,215	4,549	2,467	4,111	18,342
	157,479	14,158	36,447	139,115	347,199
Other contractual obligations[4]
Borrowings	1,336	1,244	1,751	23,613	27,944
Operating lease obligations	145	408	55	834	1,442
Capital commitments	133	93	47	52	325
Payables and other financial liabilities[5]	20,095	357	93	441	20,986
Net asset value attributable to unitholders	9,894	—	—	—	9,894
Total	189,082	16,260	38,393	164,055	407,790

Reconciliation to the statement of financial position	£m
Total contractual obligations above	407,790
Effect of discounting contractual cash flows for insurance contracts	(66,092)
Contractual undiscounted interest payments[6]	(12,169)
Difference between carrying value of borrowings and undiscounted cash flows of principle	(775)
Contractual cash flows under operating leases and capital commitments	(1,767)
Difference between derivative liabilities contractual cash flows and carrying value	(444)
Liabilities of operations classified as held for sale	33
Non-contractual / short term obligations
— Unallocated divisible surplus[7]	3,866
— Provisions[8]	3,980
— Current and deferred tax liabilities	1,230
— Other liabilities	3,653
Total liabilities per statement of financial position	339,305
1.

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

2.

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

3.

Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see “Financial Statements IFRS – Note 35 – Insurance liabilities”. The timing of cash flows reflects a best estimate of when claims will be settled.

4.	The Group has no material finance leases for property and equipment.
5.	Includes obligations under stock lending and repurchase agreements.
6.

When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £75 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.

7.

The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘‘asset share’’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

8.

Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes around the world, full details of which are provided in “Financial Statements IFRS – Note 44 – Pension obligations”. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees for the short term, typically a period of up to 5 years. However, these contributions are revisited annually in light of changes in expectations of investment returns and other assumptions. The scheme liabilities have an average duration of 22 years in the UK schemes and between 12 and 18 years in the non-UK schemes.

Asset liability matching and asset maturity analysis

“Financial statements IFRS – Note 53 – Risk management – (d) Liquidity risk” includes a discussion on how we match invested assets with the contractual obligations above and provides an analysis, by maturity date of principal, of the carrying value of financial assets available to fund the repayment of contractual obligations as they fall due.

45
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Capital management

Capital management objectives

Aviva’s capital management philosophy is focused on capital efficiency and effective risk management to support the dividend policy and earnings per share growth. Overall capital risk appetite is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. In managing capital we seek to:

—

maintain sufficient, but not excessive, financial strength to support new business growth and satisfy the requirements of our regulators and other stakeholders thus giving both our customers and shareholders assurance of our financial strength;

—	optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
—	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
—	allocate capital rigorously across the group, to drive value adding growth in accordance with risk appetite; and
—

declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

Targets are established in relation to regulatory solvency, ratings, liquidity and dividend capacity and are a key tool in managing capital in accordance with our risk appetite and the requirements of our various stakeholders.

Strategic capital allocation initiatives

A number of key strategic initiatives have been delivered in the last quarter of 2009 which have significantly enhanced the Group’s capital position and financial flexibility.

On 1 October 2009 Aviva announced the completion of the sale of its Australian life business and wealth management platform. The total proceeds of the Australian sale were £0.4 billion (A$0.9 billion). The sale of the business benefited group IGD by £0.4 billion.

On 3 November 2009 Aviva announced the completion of the Delta Lloyd initial public offering (“IPO”) and the shares commenced trading on the Euronext Amsterdam. The IPO raised gross proceeds of £1.00 billion (€1.09 billion), including the 10% over-allotment option, and generated an IGD benefit of £0.5 billion.

Following High Court and FSA approval in September, the deal to complete the reattribution of our inherited estate was concluded on 1 October with 87% of policyholders voting and 96% of these voting in favour of the offer. The total value of the inherited estate for the reattribution was £1.25 billion, with £0.5 billion paid from shareholder funds to policyholders. The impact of the policyholder incentive payment reduced Group IGD by £0.5 billion.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2009 £m	Restated 2008 £m
Long-term savings	17,317	16,581
General insurance and health	4,562	5,516
Fund management	269	340
Other business	(246)	(199)
Corporate[1]	(34)	(30)
Total capital employed	21,868	22,208
Financed by:
Equity shareholders’ funds	10,356	11,179
Minority interest	3,540	2,204
Direct capital instruments	990	990
Preference shares	200	200
Subordinated debt	4,637	4,606
External debt	852	919
Net internal debt[2]	1,293	2,110
	21,868	22,208
1.	The “corporate” net liabilities represent the element of the pension scheme deficit held centrally.
2.

In addition to our external funding sources, we have certain internal borrowing arrangements in place which allow some of the assets that support technical liabilities to be invested in a pool of central assets for use across the group. These internal debt balances allow for the capital allocated to business operations to exceed the externally sourced capital resources of the group. Net internal debt represents the balance of the amounts due from corporate and holding entities, less the tangible net assets held by these entities. Although intra-group in nature, they are included as part of the capital base for the purpose of capital management. These arrangements arise in relation to the following:

–

Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arms length criteria and all interest payments are made when due.

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

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings (including internal borrowings as described in footnote 2 above).

At 31 December 2009 we had £21.9 billion (31 December 2008: £22.2 billion) of total capital employed in our trading operations, measured on an IFRS basis.

In April 2009 we issued a private placement of £245 million equivalent of Lower Tier 2 hybrid in a dual tranche transaction (£200 million on 1 April 2009 and a further €50 million on 30 April 2009). These transactions had a positive impact on group IGD solvency and economic capital measures.

Financial flexibility

The group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £2.2 billion, the group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

46
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Regulatory bases

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.

Regulatory bases – group

European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2009 £bn	2008 £bn
Insurance Groups Directive (IGD) capital resources	4.9	10.8	15.7	15.5
Less: capital resource requirement	(4.9)	(6.3)	(11.2)	(13.5)
Insurance Groups Directive (IGD) excess solvency	—	4.5	4.5	2.0
Cover of EU minimum (calculated excluding UK Life funds)		1.7 times		1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £2.5 billion since 31 December 2008 to £4.5 billion. This increase reflects a combination of operating and market performance as well as the benefit of a number of strategic initiatives. Following individual guidance from the FSA in 2008 we now recognise surpluses in the non-profit funds of our UK life and pensions business which is available for transfer to shareholders of £0.2 billion (31 December 2008 £0.4 billion). The IGD is a pure aggregation test with no credit given for the considerable diversification benefits of Aviva.

As outlined above a number of strategic initiatives impacting the IGD solvency position were completed during the year. The Delta Lloyd IPO and Australian Life disposal benefited solvency by £0.5 billion and £0.4 billion respectively, while the policyholder incentive payment paid as part of the inherited estate reattribution reduced solvency by £0.5 billion. Other material initiatives included a £0.4 billion benefit from central and Delta Lloyd hybrid issues and £0.1 billion from the disposal of the Dutch healthcare business. The IGD position also benefited from the change in value of non-regulated entities, which includes the recognition of intellectual property rights and movements in the value of distribution companies. The reintroduction of the scrip scheme, allowing investors the option of receiving dividends in the form of new Aviva shares, also delivered a capital benefit of £0.3 billion over the year.

Regulatory basis – Long-term businesses

For our non-participating worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are set for each business unit as the higher of:

—	The level of capital at which the local regulator is empowered to take action;
—	The capital requirement of the business unit under the group’s economic capital requirements; and,
—	The target capital level of the business unit.

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our non-participating life business, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 130% (31 December 2008: 142%).

These levels of required capital are used in the calculation of the group’s embedded value to evaluate the cost of locked in capital. At 31 December 2009 the aggregate regulatory requirements based on the EU minimum test amounted to £6.1 billion (31 December 2008: £6.0 billion). At this date, the actual net worth held in our long-term business was £9.8 billion (31 December 2008: £9.5 billion) which represents 159% (31 December 2008: 157%) of these minimum requirements.

Regulatory basis – UK Life with-profit funds

The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and UK Life and Pensions (UKLAP). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 31 December 2009 and 31 December 2008.

	Estimated realistic assets £bn	Estimate realistic liabilities1 £bn	Estimated realistic inherited Estate2 £bn	Support Arrange- ment5 £bn	Estimated risk capital margin3 £bn	Estimated excess £bn	2008 Estimated excess £bn
CGNU Life	—	—	—	—	—	—	0.3
CULAC	—	—	—	—	—	—	0.3
OWPSF	3.0	(2.8)	0.2	—	(0.1)	0.1	—
NWPSF	21.2	(21.2)	—	1.1	(0.5)	0.6	—
UKLAP[4]	20.3	(18.7)	1.6	—	(0.2)	1.4	0.5
Aggregate	44.5	(42.7)	1.8	1.1	(0.8)	2.1	1.1
1.

These realistic liabilities include the shareholders’ share of future bonuses of £0.6 billion (31 December 2008: £0.8 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £42.1billion (31 December 2008: £43.2 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £0.3billion, £2.2 billion and £3.1 billion for OWPSF, NWPSF and UKLAP respectively (31 December 2008: £1.4 billion, £1.5 billion and £4.1 billion).

2.	Estimated realistic inherited estate at 31 December 2008 was £0.7 billion, £0.7 billion and £1.2 billion for CGNU Life, CULAC and UKLAP respectively.
3.	The risk capital margin (RCM) is 3.6 times covered by the inherited estate and support arrangement (31 December 2008: 1.8 times).
4.	The UKLAP fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion, and therefore does not impact the realistic inherited estate.
5.	This represents the reattributed estate of £1.1 billion at 31 December 2009 held within the non-profit fund with UKLAP included within other UK life operations.

47
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Investment mix

The aggregate investment mix of the assets in the three main with-profit funds at 31 December 2009 was:

	2009 £m	2008 £m
Equity	21%	24%
Property	12%	12%
Fixed interest	59%	56%
Other	8%	8%
	100%	100%

The equity backing ratios, including property, supporting with-profit asset shares are 58%% in OWPSF and NWPSF, and 54% in UKLAP.

Rating agency capital

Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.

The group’s overall financial strength is reflected in our credit ratings. The group’s rating from Standard & Poors is AA- (“very strong”) with a Negative outlook; Aa3 (“excellent”) with a Negative outlook from Moody’s; and A (“excellent”) with a Stable outlook from A M Best . These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and robust liquidity position.

Economic capital

We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.

This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.

The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management. In addition we have initiated work on meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II

2009 has represented a significant step for Solvency II and the insurance industry. Since the approval of the Solvency II Directive in May 2009, the focus has been on the development of the Level 2 implementing measures advice published by the CEIOPS which fill in the detail under Level 1 and focused on technical issues. Aviva has been actively participating in the process by providing responses to the CEIOPS as well as participating in the key European industry working groups who provide the voice of industry in on-going negotiation in Brussels.

The formal CEIOPS consultation process has already closed and the European Commission are now considering the wording on the implementing measures that will be finalised by the end of 2010. Full implementation of Solvency II will be required in October 2012.

48
Aviva plc Annual Report on Form 20-F 2009	Performance review continued

Basis of preparation

This review complies with the recommendations of the European Union (EU) Modernisation Directive, the UK Companies Act 2006 (Contents of Directors’ report: Business review) and is in line with current best practice. It is addressed to, and written for, the members of Aviva plc with the aim of providing a fair review of our business development, performance and position at the current time. In producing this review, we aim to present a view that is balanced and comprehensive and that is consistent with the size and complexity of our business. The review is written in the context of the risks and uncertainties facing our business. We anticipate that the format and content of the review will evolve over time, along with developments in our business and the external environment.

Key Performance Indicators

The UK Companies Act requires that a fair review of the business contains financial and, where applicable, non-financial key performance indicators (KPIs). We consider that our financial KPIs are those that communicate to the members the financial performance and strength of the group as a whole.

These KPIs comprise:

—	Earnings per share (International Financial Reporting Standards basis)
—	Proposed ordinary dividend per share and dividend cover
—	Adjusted operating profit
—	Worldwide sales
—	Return on equity shareholders’ funds

Management also use a variety of other performance indicators (OPIs) in both running and assessing the performance of individual business segments and units, rather than the group as a whole. OPIs include measures such as new business margins, combined operating ratio and underwriting profit.

In addition to reporting on our financial performance, it is important that as a forward thinking company we are aware of our wider responsibilities and report on the non-financial aspects of our performance, including corporate social responsibility. We consider that our employees and customers are fundamental to the success of our business; as such, they form the basis for our non-financial measures, and include:

— Leadership and employee engagement

— Customer advocacy

Accounting basis of preparation

International Financial Reporting Standards (IFRS)

Our consolidated financial statements are prepared under IFRS, using standards issued by the International Accounting Standards Board (IASB) and endorsed by the EU. In addition to fulfilling this legal obligation, the group has also complied with IFRS as issued by the IASB and applicable at 31 December 2009.

The financial data contained in the report and accounts has been prepared using the group’s accounting policies set out on pages 99 to 142. Where applicable, the financial statements have also been prepared in accordance with the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI), the most recent version of which was issued in December 2005 and amended in December 2006.

We have corrected some errors made in previous years in reporting pension obligations in our Dutch subsidiary. Details are given in “Financial statements IFRS – Note 2 – Presentation changes”.

49

Aviva plc
Annual Report on Form 20-F 2009

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Governance

Governance

In this section

50 Board of directors
52 Executive management
53 Directors' report
57 Corporate governance report
63 Nomination committee report
64 Audit committee report
66 Risk and regulatory committee report
68 Corporate responsibility committee report
69 Directors' remuneration report

50
Aviva plc Annual Report on Form 20-F 2009	Board of directors

1 Lord Sharman of Redlynch OBE

Chairman (Age 67)

Appointed to the Board in January 2005 and became Chairman in January 2006. Currently an independent non-executive director of BG Group plc (utility) and Reed Elsevier plc (publishing). Former chairman of Aegis Group plc (media services) and KPMG International (auditors), former deputy chairman of Group 4 Securicor plc (security services), former member of the supervisory board of ABN AMRO N.V. (banking) and a former independent non-executive director of Young & Co.’s Brewery plc (hospitality) and AEA Technology plc (commercial/technology). Chairman of the Board and nomination committee and member of the corporate responsibility committee.

2 Andrew Moss

Group chief executive (Age 52)

Appointed to the Board in May 2004. Joined as Group Finance Director and became Group Chief Executive in July 2007. Previously director – finance, risk management and operations at Lloyd’s of London (insurance) and formerly held a number of senior management positions at HSBC plc (banking). Member of the corporate responsibility and nomination committees.

51
Aviva plc Annual Report on Form 20-F 2009	Board of directors continued

3 Patrick Regan

Chief financial officer (Age 44)

Appointed to the Board in February 2010 as Chief Financial Officer. Previously group chief financial officer and group chief operating officer at Willis Group Holdings Limited (insurance broking). Formerly group financial controller for RSA plc (insurance) and finance and claims director, UK general insurance for Axa Insurance (insurance). He also held a number of senior management positions at GE Capital (financial services) and specialised in corporate finance and investigations at Grant Thornton (professional services).

4 Mark Hodges

Executive director (Age 44)

Appointed to the Board in June 2008. Joined Norwich Union in January 1991 and held a number of senior roles within the finance function before becoming finance director of Norwich Union Insurance in 1998, managing director of Norwich Union General Insurance in 2005 and chief executive of Norwich Union Life, the Group’s long-term savings business in the UK, in 2006. Appointed chief executive of Aviva UK, comprising Aviva UK Life (formerly Norwich Union Life), and Aviva UK General Insurance (formerly Norwich Union Insurance), the Group’s insurance and motoring services business in the UK, in January 2010.

5 Andrea Moneta

Executive director (Age 44)

Appointed to the Board in September 2009. Joined as chief executive of Aviva Europe in July 2008, and currently chief executive officer, Aviva Europe, Middle East and Africa. Previously managing director of Dubai Financial Group (financial services) and formerly held a number of senior executive positions with UniCredit (banking), the European Central Bank (banking), and Accenture (consulting).

6 Mary Francis CBE

Independent non-executive director (Age 61)

Appointed to the Board in October 2005. Currently senior independent director of Centrica plc (utilities), a non-executive director of Cable & Wireless plc (telecoms) and a director of Almeida Theatre Company Limited. A senior adviser to Chatham House and Governor of the Pensions Policy Institute. Formerly Director General of the Association of British Insurers, non-executive director of the Bank of England, Alliance & Leicester plc (banking), Fund Distribution Limited, St Modwen Properties plc (property development) and a senior civil servant. Chairman of the risk and regulatory committee and a member of the audit, nomination and remuneration committees.

7 Richard Karl Goeltz

Senior independent non-executive director (Age 67)

Appointed to the Board in May 2004. Currently a non-executive director of the Warnaco Group Inc (clothing), the New Germany Fund (investment trust), the Central Europe and Russia Fund (investment trust), the European Equity Fund (investment trust) and a governor of The London School of Economics and Political Science. Former vice chairman and chief financial officer of American Express Company (financial services) and director and chief financial officer of NatWest Group plc (banking). Former non-executive director of Delta Air Lines, Inc (transport) and Federal Home Loan Mortgage Corporation (Freddie Mac) (financial services) and a former member of the Accounting Standards Board (UK). Member of the audit and nomination committees.

8 Euleen Goh

Independent non-executive director (Age 54)

Appointed to the Board in January 2009. Currently a non-executive director of Singapore Airlines Limited (transport), DBS Bank Limited and DBS Group Holdings Ltd (banking) and the Singapore Exchange Limited. Former chief executive officer of Standard Chartered Bank in Singapore (banking). Member of the audit and corporate responsibility committees.

9 Michael Hawker

Independent non-executive director (Age 50)

Appointed to the Board in January 2010. Currently an advisory board director at General Enterprise Management Services International Limited (GEMS), the Hong Kong-based private equity firm and a non-executive director of Macquarie Bank, Limited, Macquarie Group Limited and Australian Rugby Union. Formerly chief executive and managing director of Insurance Australia Group Limited (insurance), the largest general insurance company in Australia. Member of the risk and regulatory committee.

10 Carole Piwnica

Independent non-executive director (Age 52)

Appointed to the Board in May 2003. A member of the New York and Paris Bars. Currently a director of Naxos UK (private equity) and a non-executive director of Toepfer International GmbH (trading),

Dairy Crest Group plc (dairy products) and a member of the biotech advisory board of Monsanto (biotechnology). Former chairman of Amylum Group (agricultural/industrial). Former non-executive director and vice- chairman of governmental affairs for Tate & Lyle plc (agricultural/industrial) and a non-executive director of S A Spadel N.V. (food and beverages). Chairman of the corporate responsibility committee and member of the remuneration committee.

11 Leslie Van de Walle

Independent non-executive director (Age 53)

Appointed to the Board in May 2009. Formerly chief executive officer of Rexam plc (packaging), executive vice president of retail for oil products and head of oil products, a division of Shell Europe Royal Dutch Shell plc and non-executive director of Aegis Group plc (media services). Formerly held a number of senior management positions with Cadbury Schweppes plc (consumer goods) and United Biscuits Limited (consumer goods). Member of the remuneration and risk and regulatory committees.

12 Russell Walls

Independent non-executive director (Age 66)

Appointed to the Board in May 2004. Currently non-executive director of Signet Jewelers Limited (retail) and treasurer and trustee of The British Red Cross. Former group finance director of BAA plc (transport), Wellcome plc (pharmaceuticals) and Coats Viyella plc (textiles). Former non-executive director of Delphic Diagnostics Limited (medical), senior independent non-executive director of Stagecoach Group plc (transport) and Hilton Group plc (leisure) and a former non-executive director of the Mersey Docks and Harbour Company (transport). Chairman of the audit committee and a member of the nomination and the risk and regulatory committees.

13 Scott Wheway

Independent non-executive director (Age 43)

Appointed to the Board in December 2007. Currently chief executive of Best Buy Europe (retail services). Former director of The Boots Company plc (pharmacy) and managing director of Boots the Chemist at Alliance Boots plc. Formerly held a number of senior management positions at Tesco plc (retail services). Chairman of the remuneration committee and member of the corporate responsibility committee.

52
Aviva plc Annual Report on Form 20-F 2009	Executive management

Andrew Moss

Group chief executive (Age 52)

See page 50

Patrick Regan

Chief financial officer (Age 44)

See page 51

Mark Hodges

Chief executive, Aviva UK (Age 44)

See page 51

Andrea Moneta

Chief executive, Aviva Europe, Middle East and Africa

(Age 44)

See page 51

John Ainley

Group human resources director (Age 53)

Joined the Group in 1999. Formerly held senior HR positions with WH Smith plc, ICL plc, Priory Hospitals Group and General Electric plc. Previously Group HR Director for Norwich Union plc and HR Director for Norwich Union Insurance and Norwich Union Life. Holds a Law degree and is a companion of the Chartered Institute of Personnel Development.

Alain Dromer

Chief executive, Aviva Investors (Age 55)

Joined the Group in September 2007. Formerly global head of group investment businesses at HSBC, senior executive vice president and head of asset management and insurance at Credit Commercial de France and director of capital markets at La Compagnie Financiére Edmond de Rothschild. Formerly at the French Treasury in the Ministry of Finance and the French Institute for Statistics and Economic Studies. Educated at l’École Polytechnique, Paris and l’École Nationale de la Statistique l‘Administration Économique, Paris.

Simon Machell

Chief executive, Aviva Asia Pacific (Age 46)

Joined the Group in 1994. Formerly chief executive of Norwich Union Insurance and managing director of RAC plc. Previously held positions with Ernst & Young LLP and Legal & General. Holds a BA Honours in Economics from the University of Durham and is a Fellow of the Institute of Chartered Accountants of England and Wales.

Amanda Mackenzie

Chief marketing officer (Age 46)

Joined the Group in 2008. Previously commercial and marketing director for British Gas plc and has more than 20 years of experience in the marketing and advertising profession. Holds a Bachelor of Science degree in Psychology from the University of London and is a graduate of the INSEAD advanced management programme. She is a fellow of the Royal Society of Arts, a member of the Government Strategic Marketing Advisory Board, a fellow of the Marketing Society and a governor of the National Youth Orchestra.

Igal Mayer

Chief executive, Aviva North America (Age 48)

Joined the Group in 1989. Formerly chief executive of Aviva UK General Insurance (formerly Norwich Union Insurance), chief executive officer of Aviva Canada, chief financial officer and executive vice-president. Previously finance director for Norwich Union Insurance and managing director for CGU Insurance in London. Holds a BA Honours in Commerce and Economics from the University of Toronto, is a chartered accountant and has received an honorary Chartered Insurance Professional designation from the Insurance Institute of Canada.

Robin Spencer

Chief risk officer (Age 40)

Joined the Group in 1995. Formerly chief executive officer of Aviva Canada, chief financial officer of Aviva Canada and held various senior management positions in the finance function, including finance director for London & Edinburgh Insurance Company Limited. Previously spent five years with Procter & Gamble Limited. Holds an MA in Economics from Aberdeen University and is a chartered management accountant. Former chairman of Canada's Property and Casualty Insurance Compensation Corporation.

53
Aviva plc Annual Report on Form 20-F 2009	Directors’ report

The directors submit their annual report and accounts for Aviva plc, together with the consolidated financial statements of the Aviva Group of companies, for the year ended 31 December 2009.

The UK Companies Act 2006 requires the directors to present a “business review” in this Directors’ Report. The information that fulfils this requirement can be found in the Performance Review on pages 1 to 48, which includes a review of the Group’s operations, current position and future prospects, a description of the principal activities of the Group, and principal risks and uncertainties. This Performance Review, the Corporate Governance Report and the Directors’ Remuneration Report are incorporated by reference into this Directors’ Report. Details of material acquisitions and disposals made by the Group during the year are contained in note 3 to the consolidated financial statements.

Results

The Group results for the year are shown in the consolidated income statement on page 112.

Dividends

The directors are recommending a final dividend of 15.00 pence per ordinary share (2008: 19.91 pence), which, together with the interim dividend of 9.00 pence per ordinary share paid on 17 November 2009 (2008: 13.09 pence), produces a total dividend for the year of 24.00 pence per ordinary share (2008: 33.00 pence). The total cost of ordinary dividends paid in 2009, was £775 million (2008: £902 million). Subject to shareholder approval at the 2010 Annual General Meeting, the final dividend for 2009 will be paid on 17 May 2010 to all holders of ordinary shares on the Register of Members at the close of business on 26 March 2010 (and approximately five business days later for holders of American Depositary Receipts).

Share capital and control

The issued ordinary share capital of the Company was increased by 108,909,750 ordinary shares during the year. 951,455 shares were allotted under the Group’s employee share and incentive plans and 107,958,295 shares were allotted under the Aviva Scrip Dividend Scheme for the May 2009 and November 2009 dividends. At 31 December 2009 the issued ordinary share capital totalled 2,766,611,374 shares of 25 pence each and the issued preference share capital totalled 200 million shares of £1 each. Accordingly, the issued ordinary share capital constituted 78% of the Company’s total issued share capital and the issued preference share capital constituted 22% of the Company’s total issued share capital at 31 December 2009. All the Company’s shares are fully paid up and quoted on the Main Market of the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2009 and shares issued during the year are given in notes 25 to 28 to the consolidated financial statements.

The rights and obligations attaching to the Company’s ordinary shares and preference shares as well as the powers of the Company’s directors, are set out in the Company’s Articles of Association, copies of which can be obtained from Companies House and the Company’s website,www.aviva.com, or by writing to the Company Secretary.

With the exception of restrictions on transfer of ordinary shares under the Company’s employee share incentive plans while the shares are subject to the rules of the plan, there are no restrictions on the voting rights attaching to the Company’s ordinary shares or the transfer of securities in the Company.

Where, under an employee share plan operated by the Company, participants are the beneficial owners of shares, but not the registered owners, the voting rights are normally exercised at the discretion of the participants. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions in the transfer of securities or voting rights. Unless expressly specified to the contrary in the Articles of Association of the Company, the Company’s Articles of Association may only be amended by special resolution of the Company’s shareholders in general meeting. At the 2010 Annual General Meeting shareholders will be asked to adopt new Articles of Association and further details can be found in the Notice of Meeting accompanying this annual report and accounts. There are a number of agreements that take effect, alter or terminate upon a change of control of the Company, such as commercial contracts and joint venture agreements. None is considered to be significant in terms of their potential impact on the business of the Group as a whole. All of the Company’s employee share and incentive plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions and pro rata reduction as may be applicable under the rules of the employee share incentive plans.

At the forthcoming Annual General Meeting, shareholders will be asked to renew the directors’ authority to allot shares. Details are contained in the Notice of Meeting.

Authority to purchase own shares

At the Company’s Annual General Meeting held on 29 April 2009, shareholders renewed the Company’s authorities to make market purchases of up to 265 million ordinary shares, up to 100 million 8 3/4% preference shares and up to 100 million 8 3/8% preference shares. These authorities were not used during the year. With effect from 1 October 2009, section 725 of the UK Companies Act 2006 was repealed with the effect that the Company is no longer subject to a limit of 10% of its total issued share capital in respect of the number of its own shares that the Company may buy back and hold in treasury. The regulation repealing section 725 also extended the validity period of the authority given to a company to purchase its own shares, from a maximum of 18 months to a maximum of five years. The Company will continue to follow guidelines which recommend the annual renewal of this authority as a matter of best practice for listed companies, unless such guidelines change. At the forthcoming Annual General Meeting, shareholders will be asked to renew this authority for another year and the resolution will also retain the 10% maximum aggregate number of ordinary shares which the Company can purchase. Details are contained in the Notice of Meeting. The Company held no treasury shares during the year.

54
Aviva plc Annual Report on Form 20-F 2009	Directors’ report continued

Substantial shareholdings

As at 3 March 2010, in accordance with the provisions of the Disclosure and Transparency Rules of the Financial Services Authority, the Company had received the following notifications relating to the holding percentage of the total voting rights attaching to the issued ordinary share capital of the Company; Legal & General Group plc held 4.24%; Axa S.A held 3.86% and BlackRock, Inc. held 5.09%. The Company also received a notification from Barclays plc that following the sale of its Barclays Global Investors subsidiary it ceased to hold any ordinary shares in the Company. See “Additional disclosures for SEC – Major shareholders and related party disclosures” for additional details.

Directors

The following persons served as directors of the Company during the year:

Nikesh Arora (resigned 5 August 2009)

Wim Dik (retired 29 April 2009)

Mary Francis

Richard Karl Goeltz

Euleen Goh (appointed 1 January 2009)

Mark Hodges

Andrea Moneta (appointed 29 September 2009)

Andrew Moss

Carole Piwnica

Philip Scott (retired 26 January 2010)

Lord Sharman of Redlynch

Leslie Van de Walle (appointed 6 May 2009)

Russell Walls

Scott Wheway

The biographical details of the persons currently serving as directors appear on pages 50 to 51.

The Company’s Articles of Association require one-third of the directors to retire by rotation each year and also require each director to retire at intervals of not more than three years. At the forthcoming Annual General Meeting, Lord Sharman, the Chairman, and Scott Wheway, a non-executive director, will retire and, being eligible, will offer themselves for re-election. Andrew Moss, the Group Chief Executive will also retire and offer himself for re-election. Leslie Van de Walle, Andrea Moneta, Michael Hawker and Patrick Regan will offer themselves for election by shareholders at this year’s Annual General Meeting being the first such meeting after their appointment to the Board. Leslie Van de Walle and Michael Hawker are non-executive directors and were appointed to the Board on 6 May 2009 and 1 January 2010 respectively. Andrea Moneta and Patrick Regan are executive directors and have service contracts with a Group company, details of which can be found in the Directors’ Remuneration Report. Wim Dik retired from the Board at last year’s Annual General Meeting in line with the Board’s plans to renew and refresh its composition, while Philip Scott retired from the board on 26 January 2010 following a 36 year career with the Group, which began with Norwich Union.

Directors’ interests and indemnity arrangements

At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than an indemnity provision between each director and the Company and service contracts between each executive director and a Group company. The Company has purchased and maintained throughout the year directors’ and officers’ liability insurance in respect of itself and its directors. The directors also have the benefit of the indemnity provision contained in the Company’s Articles of Association. The Company has executed deeds of indemnity for the benefit of each director of the Company, and each person who was a director of the Company during the year, in respect of liabilities that may attach to them in their capacity as directors of the Company or of associated companies. These indemnities were granted at different times according to the law in place at the time and where relevant are qualifying third-party indemnity provisions as defined by section 234 of the UK Companies Act 2006. These indemnities were in force throughout the year and are currently in force. Details of directors’ remuneration, service contracts and interests in the shares of the Company are set out in the Directors’ Remuneration Report.

Financial instruments

Aviva Group companies use financial instruments to manage certain types of risks including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Performance Review on pages 40 to 43 and an indication of the exposure of the Group companies to such risks is contained in note 53 to the consolidated financial statements.

Health and safety

The health and safety of the Group’s employees is a priority and is reviewed at regular intervals. Each business within the Group has an appointed health and safety representative, whose role is to bring to the attention of senior management any areas of concern that should be addressed within the health and safety programme. Information on health and safety matters is communicated to staff through the normal communication channels. Under the Group’s Health and Safety Policy the Group Chief Executive is accountable for health and safety.

Charitable donations

The Company has continued to support community initiatives and charitable causes worldwide in line with our strategy which focuses on education, financial literacy and life trauma. The total Group commitment, including cash support and employee time during the year was £8.0 million (2008: £9.6 million).

In 2009, the Group’s community investment in the UK totalled £4.4 million (2008: £5.6 million) of which over £1.3 million (2008: £2.2 million) was given in the form of donations and time to charitable organisations. In late 2009 the Company launched a new global five-year community initiative – Street to School. Aviva’s Street to School programmes will focus on partnerships that enable and encourage street children back into education and training programmes. The vision for this new global commitment is summarised in the Company’s mission statement for this project initiative: “We recognise that every child living or working on the street has a right to fulfil their potential. Together, we will champion the needs of street children in the communities in which we live and work.” The Company also continues its global partnership with the Oxfam 365 Alliance which ensures that Oxfam can maintain a state of constant preparedness, enabling them to respond immediately to emergencies wherever they occur in the world. The Company promotes a strong volunteering policy and employees are entitled to up to three days annually to support volunteering activities. The Company allocates a part of its budget to matching contributions to charitable causes raised by staff and for providing financial support to charities and communities

55
Aviva plc Annual Report on Form 20-F 2009	Directors’ report continued

where members of staff give a personal commitment in terms of their time.

Political donations

At the Annual General Meeting held in 2009, shareholders passed a resolution, on a precautionary basis, to authorise the Company to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the UK Companies Act 2006) in amounts not exceeding £100,000 in aggregate.

The definitions used in the UK Companies Act 2006 are broad in nature and this authority was sought to ensure that any activities undertaken throughout the Group’s businesses which could otherwise be construed to fall within these provisions could be undertaken without inadvertently infringing them. During the year, the Company’s American subsidiary, Aviva USA, through its employee-funded Political Action Committee, made contributions to two different industry bodies, which could be construed to fall within the political donations provisions. The first contribution was the sum of $2,000 in July 2009, to the Federation of Iowa Insurers Political Action Committee and the second contribution was the sum of $4,000 to the American Council of Life Insurers Political Action Committee in October 2009. The donations are used to support candidates for nomination and/or election to public office. It is not the policy of the Company to make donations to EU political organisations or to incur other political expenditure.

As the authority granted at the 2009 Annual General Meeting will expire on 28 April 2010, renewal of this authority is being sought at this year’s Annual General Meeting. Further details are available in the Notice of Meeting.

Group employees

In summary, the Group’s commitment to communication and dialogue with employees continues. The introduction of a truly group-wide intranet has enabled, for the first time, engagement and communication with employees throughout the Group on a single platform. It also helps management to share information, ideas and opportunities much faster across the entire business. A strong emphasis is placed on the provision of news and information through a range of media. Employees have opportunities to voice their opinions and ask questions through intranet sites, Question and Answer sessions with the Group Chief Executive, via telephone conferencing, opinion surveys and the Group’s Employee Promise Survey which is open to all employees. Face-to-face briefings and team meetings are actively encouraged and are held in all business units across the Group. The Group’s businesses in the UK have established employee consultative forums and a European Consultative Forum convenes annually to discuss matters impacting the business across Europe.

The Group ensures that involvement of employees in its performance is encouraged by allowing eligible employees to participate in the Group’s all employee share ownership plans.

On 2 June 2009, the Company’s celebrations on becoming “One Aviva” saw employees taking part in social and community events in every country in which the Group operates. Team activities took place in all businesses to welcome the new global brand, raise funds for good causes and heighten awareness of Aviva’s global commitment to corporate responsibility.

Employee practice

The Group respects all fundamental human rights and is guided in the conduct of its business by the provisions of the United Nations Universal Declaration of Human Rights and the International Labour Organisation core labour standards. Aviva also supports the United Nations Global Compact Principles. Aviva Group companies are committed to providing equal opportunities to all employees, irrespective of their gender, sexual orientation, marital status, race, nationality, ethnic origin, disability, age, religion or union membership status. Aviva is an inclusive employer and values diversity in its employees. These commitments extend to recruitment and selection, training, career development, flexible working arrangements, promotion and performance appraisal. In the event of employees becoming disabled, every effort is made to ensure that their employment with the Group continues and to provide specialised training where this is appropriate.

Corporate responsibility

The Group has a well established corporate responsibility programme and continues to use its position to influence other companies to engage in sustainable business practices and to be open and transparent in the information they publicly report. In November 2009 the Company announced its intention to put its Corporate Responsibility Report to an advisory vote of shareholders at the 2010 Annual General Meeting as a means of obtaining feedback on the report and the Company’s performance in this area. The report is set out on page 68 and further details of the resolution are set out in the Notice of Meeting.

Creditor payment policy and practice

It is the Group’s policy to pay creditors when they fall due for payment. Terms of payment are agreed with suppliers when negotiating each transaction and the policy is to abide by those terms, provided that the suppliers also comply with all relevant terms and conditions. The Company has no trade creditors. In respect of Group activities in the UK, the amounts due to trade creditors at 31 December 2009 represented approximately 23 days of average daily purchases through the year (2008: 37 days).

Corporate Governance Statement

In compliance with Disclosure and Transparency Rules (the DTRs) 7.2.1, the disclosures required by DTR 7.2.2 to 7.2.7 can be found in the Corporate Governance Report on pages 57 to 62 which is incorporated into this Directors’ Report by reference.

56
Aviva plc Annual Report on Form 20-F 2009	Directors’ report continued

Reappointment of the auditor and disclosure of information to the auditor

In accordance with section 489 of the UK Companies Act 2006, a resolution is to be proposed at the forthcoming Annual General Meeting to reappoint Ernst & Young LLP as auditor of the Company. A resolution will also be proposed authorising the directors to determine the auditor’s remuneration. The Audit Committee reviews the appointment of the auditor, the auditor’s effectiveness and relationship with the Group, including the level of audit and non-audit fees paid. Further details on the work of the auditor and the Audit Committee are set out below in the Audit Committee report.

The directors in office at the date of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which Ernst & Young LLP are unaware and each director has taken all steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that Ernst & Young LLP are aware of that information.

Annual General Meeting

The 2010 Annual General Meeting of the Company will be held on Wednesday 28 April 2010 at the Barbican Centre, Silk Street, London EC2Y 8DS at 11am. A separate document accompanying this annual report and accounts contains the Notice convening the Meeting and a description of the business to be conducted thereat.

By order of the Board

Andrew Moss

Group chief executive

3 March 2010

Registered Office: St. Helen’s, 1 Undershaft, London EC3P 3DQ Registered in England No. 2468686

57
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report

The Combined Code on Corporate Governance

The Company is aware of the changing regulatory environment following the recent economic downturn. This has led to the review of a number of regulations and corporate governance guidelines. The Company will aim to comply fully with any resulting regulatory changes and best practice guidelines, where it does not already do so.

The Combined Code on Corporate Governance sets out standards of good practice in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies listed in the UK to disclose, in relation to section 1 of the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with companies must provide an explanation for this.

It is the Board’s view that the Company has been fully compliant throughout the accounting period with the provisions set down in section 1 of the Combined Code, apart from a period during the year when the majority of the members of the Nomination Committee were not independent non-executive directors.This was due to the resignation of Nikesh Arora, a non-executive director, who resigned from the Board on 5 August 2009 following his relocation to the United States (US). Mary Francis was appointed to the Committee on 2 December 2009 and the Company is once again in compliance with this aspect of the Combined Code. This report sets out details of how the Company has applied the principles and complied with the provisions of the Combined Code during 2009. Further information on the Combined Code can be found on the Financial Reporting Council’s website, www.frc.org.uk

The Board

The directors are responsible to shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives. It meets regularly to determine the Company’s strategic direction, to review the Company’s operating and financial performance and to provide oversight that the Company is adequately resourced and effectively controlled. The specific duties of the Board are clearly set out in its terms of reference that address a wide range of corporate governance issues and list those items that are specifically reserved for decision by the Board. Matters requiring Board approval include:

—  Group strategy and business plans;

—  Acquisitions, disposals and other transactions outside delegated limits;

—  Financial reporting and controls;

—  Capital structure;

—  Dividend policy;

—  Shareholder documentation;

—  The constitution of Board committees; and

—  Key business policies, including the remuneration policy.

The full terms of reference for the Board are available from the Group Company Secretary. Matters that are not specifically reserved for the Board and its committees under its terms of reference, or for shareholders in general meeting, are delegated to the Group Chief Executive. The Board’s terms of reference also set out those matters that must be reported to the Board, such as significant litigation or material regulatory breaches, and cover how matters requiring consideration by the Board that arise between scheduled meetings should be dealt with.

The Board and its committees operate in line with work plans agreed prior to the start of each year. At Board and committee meetings, directors receive regular reports on the Group’s financial position, risk management, regulatory compliance, key business operations and other material issues. Directors are fully briefed in advance of Board and committee meetings on all matters to be discussed. The Group Company Secretary is responsible for following Board procedures and advising the Board, through the Chairman, on governance matters. All directors have access to his advice and services.

The Board has adopted a procedure whereby directors may, in the performance of their duties, seek independent professional advice at the Company’s expense if considered appropriate. During the year the members of the Remuneration Committee sought independent advice from Hewitt New Bridge Street Consultants on issues surrounding senior executive remuneration. The Audit Committee and the Risk and Regulatory Committee also appointed Keith Nicholson, a former partner at KPMG LLP, to provide advisory services.

The Directors

The Board currently comprises the Chairman, eight independent non-executive directors and four executive directors. Each non-executive director serves for a fixed term not exceeding three years that may be renewed by mutual agreement. Subject to the Board being satisfied with a director’s performance, independence and commitment, there is no specified limit regarding the number of terms a director may serve. Each director is required to be elected by shareholders at the Annual General Meeting following his/her appointment by the Board and to be re-elected at least once every three years. Any non-executive director who has served on the Board for nine years or more is required to submit himself/herself for re-election annually. The Board’s policy is to appoint and retain non-executive directors, who can apply their wider knowledge and experiences to their understanding of the Aviva Group, and to review and refresh regularly the skills and experience the Board requires through a programme of rotational retirement. In addition to the strengths of experience, diversity and an international perspective, the Board also seeks to comply with the requirements of the Combined Code on the independence of directors. The process for appointing new directors is conducted by the Nomination Committee whose report, including a description of its duties, is set out on page 63.

The Combined Code requires that at least half the Board, excluding the Chairman, should comprise independent non-executive directors as determined by the Board. The Nomination Committee performs an annual review of directors’ interests in which all potential or perceived conflicts, including time commitments, length of service and other issues relevant to their independence, are considered. It is the Board’s view that an independent non-executive director also needs to be able to present an objective, rigorous and constructive challenge to management, drawing on his/her wider experiences to question assumptions and viewpoints and where necessary defend their beliefs. To be effective, an independent director needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. Having considered the matter carefully the Board is of the opinion that all of the current non-executive directors are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Accordingly, over half of the Board members, excluding the Chairman, are independent non-executive directors. Each of the directors being proposed for re-election at the 2010 Annual General Meeting has been subject to a formal performance evaluation and took part in a peer evaluation

58
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report continued

review during 2009. Details of the directors standing for re-election at this year’s Annual General Meeting are set out in the Notice of Meeting. Biographical details of all the directors are set out on pages 50 to 51.

The Chairman and Group Chief Executive

The respective roles of the Chairman and Group Chief Executive are set out in the Board’s terms of reference. The Chairman’s priority is the leadership of the Board and the Group Chief Executive’s priority is the management of the Company. The Chairman’s commitment to the Company is two to three days per week and his main interests outside the Company are set out in his biographical details on page 50.

Senior Independent Director

Under the Combined Code the Board appoints one of the non-executive directors to act as Senior Independent Director. The main responsibility of the Senior Independent Director is to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. The Senior Independent Director is also responsible for leading the Board’s discussion on the Chairman’s performance and the appointment of a new chairman, when appropriate. Richard Goeltz has served as the Senior Independent Director since January 2009.

Board effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation each year in order to assess how well the Board, its committees, the directors and the Chairman are performing. The aim is to improve the effectiveness of the Board and its committees and the Group’s performance. The process is led by the Chairman and supported by the Group Company Secretary. This year the evaluation was carried out by Boardroom Review, an independent consultancy, and interviews were conducted with each Board member. All directors also completed a questionnaire evaluating the Board and committees’ processes, their effectiveness and where improvements may be considered. Boardroom Review prepared a report based on the interviews with the directors and the questionnaire circulated and the overall results of the evaluation were presented to and reviewed by the Board in January 2010.

The performance of the Chairman is also included in the above process and takes into account the views of both the executive and non-executive directors. The Chairman’s evaluation is managed by the Senior Independent Director who provides feedback to the Chairman. As part of the Chairman’s evaluation the non-executive directors meet separately under the chairmanship of the Senior Independent Director. The Board evaluation process assesses the executive directors in their capacities as directors of the Company. They are evaluated in respect of their executive duties through a separate process whereby the Chairman and the non-executive directors assess the Group Chief Executive and the Group Chief Executive assesses the executive directors.

Following this comprehensive review, the directors have concluded that the Board and its committees operate effectively and have agreed actions in respect of certain processes identified for improvement. Additionally, the Chairman has concluded that each director contributes effectively and demonstrates full commitment to his/her duties.

Training and development

The Board believes strongly in the development of all its employees and directors and it is a requirement of each director’s appointment that they commit to continue their development. The form that this development takes is subject to individual director’s requirements and the quality and relevance of the training available.

During the year, directors attended a number of internal and external courses including an update on the macro-economic outlook at a Board strategy session, and seminars on life accounting and Solvency II for members of the Audit and Risk and Regulatory Committees. New members of the Corporate Responsibility Committee had an induction on the Company’s Corporate Responsibility Programme and two members of the Committee participated in a Climate Change forum in Hong Kong. Training sessions have also been built into the Board’s and committees’ work plans for 2010. The Board made visits to the Group’s businesses located in the UK, Singapore, Korea and China during the year to gain a closer understanding of their operations.

The Board has a comprehensive induction programme consisting of several separate sessions which take place over a number of months at times convenient for the director. The sessions include presentations from key members of senior management, visits to the Group’s main operating businesses, and meetings with the external auditor and one of the Company’s corporate brokers. Further or follow-up meetings are arranged where a director requires a deeper understanding on a particular issue.

Directors’ attendance

The Company requires directors to attend all meetings of the Board and the committees on which they serve and to devote sufficient time to the Company in order to perform their duties. The attendance of the directors at the Board and committee meetings held in 2009 was as follows:

Board and Board committee attendance 2009

	Board	Audit Committee	Corporate Responsibility Committee	Nomination Committee	Risk and Regulatory Committee	Remuneration Committee
Number of meetings held*	15	9	4	6	6	8
Mary Francis#	13	9	—	—	6	8
Richard Goeltz	15	9	—	6	—	—
Euleen Goh	15	9	3	—	—	—
Mark Hodges	14	—	—	—	—	—
Andrea Moneta (appointed 29 September 2009)	4	—	—	—	—	—
Andrew Moss	14	—	3	6	—	—
Carole Piwnica	13	—	4	—	—	7
Lord Sharman	15	—	4	6	—	—
Leslie Van de Walle (appointed 6 May 2009)†	7	—	—	—	2	1
Russell Walls	14	9	—	6	6	—
Scott Wheway	12	—	3	—	—	8
Former directors
Nikesh Arora (resigned 5 August 2009)	4	—	—	1	2	—
Wim Dik (retired 29 April 2009)	5	—	1	—	2	—
Philip Scott (retired 26 January 2010)	13	—	—	—	—	—
*	There were 11 scheduled Board meetings during 2009 and 4 additional meetings.
—	Indicates not a member of that committee.
#	Became a member of the Nomination Committee on 2 December 2009.
†	Became a member of the Risk and Regulatory Committee and the Remuneration Committee on 24 September 2009.

During 2009, the Chairman and the non-executive directors met in the absence of the executive directors and the non-executive

59
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report continued

directors met in the absence of the Chairman, including one meeting chaired by the Senior Independent Director in order to appraise the Chairman’s performance.

Board committees

The Board has established the following standing committees to oversee and debate important issues of policy and oversight outside the main Board meetings:

— Audit Committee;

— Corporate Responsibility Committee;

— Nomination Committee;

— Risk and Regulatory Committee; and

— Remuneration Committee.

Throughout the year the chairman of each committee provided the Board with a summary of the key issues considered at the meetings of the committees and the minutes of the meetings were circulated to the Board. The committees operate within defined terms of reference which are available on the Company’s website, www.aviva.com, or from the Group Company Secretary upon request. Board committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the Company’s expense.

Reports of the committee chairmen are set out on pages 63 to 86.

Conflicts of interest

In line with the UK Companies Act 2006, the Company’s Articles of Association now allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such decision the directors must act in a way they consider in good faith will be most likely to promote the Company’s success. The Board has established a procedure whereby actual and potential conflicts of interest are regularly reviewed and for the appropriate authorisation to be sought prior to the appointment of any new director or if a new conflict arises. During 2009 this procedure operated effectively.

Internal control

A company’s system of internal control plays a key role in the management of risks that may impact the fulfilment of its objectives. Internal control facilitates effective and efficient operations, the development of robust and reliable internal and external reporting and compliance with laws and regulations.

A system of internal control reduces but cannot eliminate the possibility of errors, control circumvention, manual override, poor decision making or the impact of unforeseen circumstances. As such, a sound system of internal control provides reasonable but not absolute assurance over material misstatements or losses or that a company will not be hindered in achieving its business objectives.

As part of the Financial Reporting Council’s ‘Internal Control: Guidance for Directors on the Combined Code’, the Board should ‘maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets’. In addition, as part of their responsibilities 'The Directors should, at least annually, conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. The review should cover all material controls, including financial, operational and compliance controls and risk management systems.

The Board has overall responsibility for maintaining the system of internal control for the Group and monitoring its effectiveness. During the year, the Audit Committee, with the Risk and Regulatory Committee, on behalf of the Board, have regularly reviewed the effectiveness of the Group's system of internal control. The necessary actions have been and are being taken to remedy significant failings and weaknesses identified from these reviews. The Audit Committee and the Risk and Regulatory Committee monitor resolution of any weaknesses to a satisfactory conclusion. In addition, the Company meets the Securities and Exchange Commission (Sarbanes-Oxley Act 2002) requirements for new registrants.

The principal features of the system of internal control and methods by which the Board satisfies itself that this system operates effectively are set out below.

Control environment

The Group operates a ‘three lines of defence’ model with management as the first line, having overall accountabilty for the management of all risks relevant to the Group’s business. Management is therefore responsible for designing, implementing and monitoring the operation of the system of internal control and for providing assurance to the Executive Committee, the Audit Committee, and the Risk and Regulatory Committee, as relevant, that it has done so.

The Group Risk and Compliance functions operate as the second line of defence and are accountable for providing objective challenge and oversight of the business’ management of all risk through the system of internal control. The functions operate globally with teams in all major regions and business units.

Group Audit operates as the third line of defence and is accountable for providing reliable independent assurance to the Audit and Risk and Regulatory Committees, local audit committees, Board members and the Executive Committee of the Group on the adequacy and effectiveness of the system of internal control.

Governance and oversight committee structure

The Board delegates oversight in relation to risk management and internal control to the following committees:

Audit Committee; and

Risk and Regulatory Committee

The Audit Committee is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company's financial statements and the effectiveness of the system of internal financial control and monitoring the effectiveness, performance and objectivity of the internal and external auditors.

The Risk and Regulatory Committee, working closely with the Audit Committee, assists the Board in providing direction and oversight around the Group’s risk and regulatory policies and procedures, including those relating to compliance, risk management, financial malpractice and internal controls.

These Committees have clearly defined terms of reference and full reports for these Committees are set out on pages 64 to 67.

Oversight of the risk management framework and system of internal control is performed on behalf of the Board by the Risk and Regulatory Committee working with the Audit Committee. These Committees receive reporting over risk management and internal control procedures and consider where relevant whether appropriate actions have been

60
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report continued

undertaken as well as monitoring the completion of any Group level actions to a satisfactory conclusion.

Control activities

A formal policy framework has been rolled out across the Group, which sets out and governs minimum standards around the management of financial and non-financial risks and the Group’s approach to internal controls.

Compliance with the policy framework is regularly assessed and reported upon on a quarterly basis. Such reporting includes any moves outside the Group’s risk appetite and tolerance and any emerging issues. Appropriate action plans are developed and undertaken where such moves are identified.

In addition to the regular reporting, a six monthly Group policy framework compliance management certification process is in place. Any risks, control weaknesses, or non-compliance with the Group policy framework or local delegation of authority must be highlighted as part of this process.

Internal control over financial reporting

A Group Reporting Manual including International Financial Reporting Standards (IFRS) and Market Consistent Embedded Value (MCEV) requirements has been defined and rolled out across the Group. A Financial Reporting Control Framework (FRCF) is in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with IFRS. FRCF also allows compliance with the requirements of the Sarbanes-Oxley Act 2002.

The FRCF process follows a risk based approach, with management identification, assessment (documentation and testing), remediation as required, reporting and certification over key financial reporting related controls. Management quality assurance procedures over the application of the FRCF process and FRCF controls are undertaken regularly. The results of the FRCF process are signed off by business unit and regional Chief Executives and Chief Financial Officers and at a Group level by the Group Chief Executive and Chief Financial Officer.

The Disclosure Committee, which has the role of overseeing the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports including the consolidated financial statements. This Committee is chaired by the Chief Financial Officer and reports to the Audit Committee and Executive Committee. A Group Technical Committee, reporting to the Disclosure Committee is in place, which presides over significant technical matters, reviewing technical decisions including key judgements, issues and application of assumptions.

Risk management

An Enterprise wide Risk Management Framework (ERMF), designed to identify, evaluate, manage and monitor significant risks to the achievement of business objectives is in place and embedded throughout the Group. The Group Risk function facilitates the implementation of the risk management framework, with management owning the management and monitoring of risks. The Group Risk function assesses and reports significant risks identified across the Group and corresponding action plans to the Executive Committee, the Risk and Regulatory Committee and Audit Committee.

A company's objectives, its internal organisation and the environment in which it operates are continually evolving and, as a result, the risks it faces are continually changing.

Management in conjunction with the Group Risk function monitors the risk profile of business units, regions and the Group on a regular basis. On a quarterly basis, risk reports, setting the risk profiles, risk exposures outside Group risk appetite and action plans within financial, operational, compliance and strategic risk categories, are reported by the Group risk function. A consolidated Group wide risk profile including residual risk levels and action plans are considered by the Executive Committee and the Risk and Regulatory Committee. Regional executive committees and management receive and similarly consider local risk reporting.

Where significant risks outside Group risk appetite are identified an immediate escalation process is in place. Such significant risks are reported by the Chief Risk Officer to the Executive Committee, the Risk and Regulatory Committee and Audit Committee, along with any proposed mitigating actions.

The risk management process has been in place for the year under review and up to the date of approval of the annual report and accounts.

Internal audit

The Group’s internal audit function provides independent assurance to management on the effectiveness of the internal control systems and, the adequacy of these systems to manage business risk and to safeguard the Group’s assets and resources. The internal audit function also provides objective independent assurance on risk and control to both the Audit Committee and the Risk and Regulatory Committee.

Throughout 2009, the internal audit function through the Chief Audit Officer provided quarterly reporting on issues arising and the status of action items to the Audit Committee and Risk and Regulatory Committee. Similar reporting is undertaken on a regional and business unit basis to local executive management and local audit committees. The effectiveness of the Group’s internal audit function is reviewed annually by the Audit Committee.

Share capital and control

The information required to be provided by the directors pursuant to section 992 of the UK Companies Act 2006 can be found on page 53 of the Directors’ report.

Communication with shareholders

The Company places considerable importance on communication with shareholders and engages with them on a wide range of issues.

The Group has an ongoing programme of dialogue and meetings between the executive directors and institutional investors, fund managers and analysts. At these meetings a wide range of relevant issues including strategy, performance, management and governance are discussed within the constraints of information already made public.

The Company’s investor relations department is dedicated to facilitating communication with institutional investors. The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The Board receives reports on matters that have been raised with management at the regular meetings held with the Company’s major investors. During the year the Chairman and the Senior Independent Director held a meeting with the major institutional investors and attended investor meetings with management. In addition, the Senior Independent Director is available to meet with major investors to discuss any areas of concern that cannot be resolved through normal channels of investor communication, and arrangements can be made to

61
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report continued

meet with the Senior Independent Director through the Group Company Secretary. Similarly, arrangements can be made for major investors to meet with newly appointed directors. In addition, the Board consults with shareholders in connection with specific issues where it considers appropriate.

The Board is equally interested in the concerns of private shareholders and, on its behalf, the Group Company Secretary oversees communication with this group of investors. The Company has provided a dedicated email address to which questions can be sent, in addition to the facility on the Company’s website and a freepost address, which are all highlighted in the shareholder information section of the Notice of Meeting. These can be used by shareholders to put relevant questions to the directors. These are considered to be particularly helpful for those shareholders who are unable to attend the meeting. Written responses are provided through a brochure containing answers to the most frequently asked questions, which is also placed on the Company’s website, www.aviva.com/agm. All material information reported to the regulatory news service is simultaneously published on the Company’s website, affording all shareholders full access to Company announcements.

The Company has taken full advantage of the provisions within the UK Companies Act 2006 allowing communications to be made electronically to shareholders where they have not requested hard copy documentation. As a result, the Company’s website has become the primary method of communication for the majority of its shareholders. Details of the information available for shareholders on the website can be found in the Shareholder Services section of the website at www.aviva.com/investor-relations.

The Company’s Annual General Meeting provides a valuable opportunity for the Board to communicate with private shareholders. At the meeting, the Company complies with the Combined Code as it relates to voting, the separation of resolutions and the attendance of Board committee chairmen. Whenever possible, all directors attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and have an opportunity to meet with the directors following the conclusion of the formal part of the meeting. The Company will also ensure that it continues to provide shareholders with the right to ask questions at meetings, which will ensure compliance with the recently enacted Companies (Shareholders’ Rights) Regulations 2009. In line with the Combined Code, details of proxy voting by shareholders, including votes withheld, are made available on request and are placed on the Company’s website following the meeting.

The Company’s annual report and accounts and annual review, together with the Company’s half-year report, interim management statements, 20F document (for filings with the United States Securities and Exchange Commission) (SEC) and other public announcements, are designed to present a balanced and understandable view of the Group’s activities and prospects and are available on the Company’s website, www.aviva.com. The Chairman’s statement, Group Chief Executive’s review, and Performance Review provide an assessment of the Group’s affairs and they will be supported by a presentation to be made at the Annual General Meeting.

Shareholder tracing programmes

During the year, the Company undertook three shareholder tracing programmes in order to identify and locate shareholders with unclaimed payments. The exercises were conducted by professional tracing agencies on behalf of the Company and two subsidiaries, General Accident plc and RAC plc. The exercises, which were largely successful, related to shareholders who have had dividend payments returned and unclaimed, and dissentient shareholders who did not accept takeover offers when the Company acquired the subsidiaries.

As at 31 December 2009 the response rate across all three programmes ranged between 19% and 58%.

Aviva Investors

Aviva Investors, the Group’s core asset management company, believes that good governance plays an important role in protecting and enhancing shareholder value. In keeping with the Group’s values, Aviva Investors looks to act as a responsible investor, monitors the governance of the companies in which it invests and seeks to maintain an effective dialogue and engagement with companies on matters which may affect the future performance of those companies.

Aviva Investors maintains a detailed Corporate Governance and Voting Policy as part of its investment strategy, which underpins its approach to engaging and voting at company general meetings. The policy encompasses social, environmental and ethical issues and is applied pragmatically after careful consideration of all relevant information. In addition, Aviva Investors makes detailed voting reports available to clients, as well as providing some summary reporting on its website, www.avivainvestors.com.

US listing requirements

The Company was admitted to the NYSE on 20 October 2009 and its ordinary shares are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers such as the Company. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and the NYSE corporate governance rules applicable to US companies listed on the NYSE. These differences are summarised below:

Independence criteria for directors

Under NYSE listing rules applicable to US companies, independent directors must form the majority of the board of directors. The Combined Code requires that at least half the Board, excluding the Chairman, should comprise independent non-executive directors, as determined by the Board. The NYSE listing rules for US companies also state that a director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company, and the NYSE rules prescribe a list of specific factors and tests that US companies must use for determining independence. The Combined Code sets out its own criteria that may be relevant to the independence determination, but permits the Board to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it shall state its reasons.

Non-Executive Director Meetings

Pursuant to NYSE listing standards, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors. Two such meetings were held during the year.  Under the Combined Code, the Chairman and non-executive directors must meet separately to assess the executive directors.

62
Aviva plc Annual Report on Form 20-F 2009	Corporate governance report continued

Committees

Under NYSE standards, US companies are required to have a nominating/corporate governance committee. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. The Company’s Nomination Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for the Company.

Code of Business Conduct and Ethics

NYSE listing standards require US companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. While the Company does not strictly follow this NYSE standard applicable to US companies, it is committed to ensuring that its business is conducted in all respects according to rigorous ethical, professional and legal standards. The Company has adopted a Business Ethics Code to which all employees are bound and a Code of Ethics for Senior Management to comply with the Sarbanes-Oxley Act 2002.

Shareholder Approval of Equity-Compensation Plans

Under the NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and “material revisions” to those plans. Under the Combined Code, shareholder approval is also necessary for certain equity-compensation plans and “significant changes” thereto, subject to certain exceptions. The Combined Code does not provide a detailed definition or explanation of what are considered to be “significant changes”, in contrast to the detailed definition of “material revisions” provided by the NYSE.

Directors’ responsibilities

The directors are required to prepare accounts for each accounting period that comply with the relevant provisions of the UK Companies Act 2006 and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and which present fairly the financial position, financial performance and cash flows of the Company and the Group at the end of the accounting period. A fair presentation of the financial statements in accordance with IFRS requires the directors to:

—  select suitable accounting policies and verify that they are applied consistently in preparing the accounts, on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business;

—  present information, including accounting policies, in a manner that is relevant, reliable, comparable and understandable;

—  provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Company and the Group’s financial position and financial performance; and

—  state that the Company and the Group have complied with applicable IFRS, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for maintaining proper accounting records, which are intended to disclose with reasonable accuracy, at any time, the financial position of the Company and the Group. They are also ultimately responsible for the systems of internal control maintained by the Group for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities. Further details of the systems of internal controls maintained by the Group are more fully described on pages 53 and 56.

Directors’ responsibility statement pursuant to the Disclosure and Transparency Rule 4

The directors confirm that, to the best of each person’s knowledge:

(a)  the Group and Company financial statements in this report, which have been prepared in accordance with IFRS as adopted by the EU, International Financial Reporting Interpretations Committee’s interpretation and those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the Company and of the Group taken as a whole; and

(b) the Directors’ report includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Andrew Moss	Patrick Regan
Group Chief Executive	Chief Financial Officer
3 March 2010

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance Review on pages 1 to 48. The Performance Review includes sections on Group Performance (pages 19 to 27), Capital Management (pages 45 to 47) and Risk Management (pages 39 to 43. In addition, the financial pages include notes on the Group’s borrowings (note 45); its contingent liabilities and other risk factors (note 48); its capital structure and position (notes 51 and 52); management of its risks including market, credit and liquidity risk (note 53); and derivative financial instruments (note 54).

The Group has considerable financial resources together with a diversified business model, with a spread of business and geographical reach. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully.

After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

63
Aviva plc Annual Report on Form 20-F 2009	Nomination committee report

This report provides details of the role of the Nomination Committee and the work it has undertaken during the year.

The main purpose of the Committee is to assist the Board by keeping the composition of the Board under review and conducting a rigorous and transparent process when making or renewing appointments of directors to the Board. It also advises the Board on issues of directors’ conflicts of interest and independence. The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following directors served on the Committee during the year:

Period
Member	From	To
Lord Sharman (Chairman)	25 January 2006	To date
Nikesh Arora	29 July 2008	5 August 2009
Mary Francis Richard Goeltz	2 December 2009 29 July 2008	To date To date
Andrew Moss*	12 July 2007	To date
Russell Walls	23 January 2007	To date
*

The Nomination Committee notes that the Combined Code does not preclude the Group Chief Executive from membership of the Committee and the Committee believes that his input is essential and invaluable in its discussions and therefore important that this is obtained through his membership of the Committee. Any concern about this will be allayed by the predominant membership of independent non-executive directors on the Committee.

The Committee met on six occasions in 2009 and the members’ attendance record is set out in the Corporate Governance report on page 57. Nikesh Arora ceased to be a member of the Committee on 5 August 2009 following his resignation from the Board due to his relocation to the US. The Group Company Secretary acts as the secretary to the Committee.

The Committee keeps under review the balance of skills on the Board and the knowledge, experience, length of service and performance of the directors. It also reviews their external interests with a view to identifying any actual, perceived or potential conflicts of interests, including the time available to commit to their duties to the Company. The Committee monitors the independence of each non-executive director and makes recommendations concerning such to the Board. The results of these reviews are important when the Board considers succession planning and the re-election of directors. Members of the Committee take no part in any discussions concerning their own circumstances. During 2009 the Committee reviewed the senior management pool to identify potential Executive Committee members.

During the year, the Board accepted the Committee’s recommendations that Andrea Moneta, Patrick Regan, Michael Hawker and Leslie Van de Walle join the Board. Andrea Moneta and Patrick Regan were appointed as executive directors of the Board, with Patrick Regan replacing Philip Scott as Chief Financial Officer and Andrea Moneta’s appointment increasing the number of executive directors to four. Leslie Van de Walle was appointed as a new non-executive director from 6 May 2009 and Michael Hawker’s appointment as a non-executive director took effect from 1 January 2010. In respect of Mr Van de Walle’s and Mr Hawker’s appointments, the Committee engaged a search agency to help it identify suitable candidates with the skills and capabilities required and to assist with the preparation of an interview list.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Nomination Committee.

This report was reviewed and approved by the Board on 3 March 2010.

Lord Sharman of Redlynch

Chairman, Nomination Committee

64
Aviva plc Annual Report on Form 20-F 2009	Audit committee report

This report provides details of the role of the Audit Committee and the work it has undertaken during the year. The purpose of the Committee is to assist the Board in discharging its responsibilities for the integrity of the Group and Company’s financial statements, the assessment of the effectiveness of the systems of internal financial controls and monitoring the effectiveness and objectivity of the internal and external auditors. The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following independent non-executive directors, served on the Committee during the year:

Period
Member	From	To
Russell Walls (Chairman)	1 July 2004	To date
Mary Francis	1 January 2007	To date
Richard Goeltz	1 July 2004	To date
Euleen Goh	1 January 2009	To date

The Committee met on nine occasions in 2009 and the members’ attendance record is set out in the Corporate Governance report on page 57. In addition, the Committee held separate meetings with members of senior management for the purpose of induction and training. The Group Company Secretary acts as the secretary to the Committee.

Russell Walls, a Fellow Chartered Certified Accountant, is a former group finance director of BAA plc, Wellcome plc and Coats Viyella plc. Richard Goeltz is a former chief financial officer of American Express Company and NatWest Group plc and a former member of the Accounting Standards Board. Euleen Goh, a Chartered Accountant and member of the Chartered Institute of Taxation, is a former financial controller of Pontiac Land and chief executive of Standard Chartered Bank, Singapore. The Board is satisfied that these directors have recent and relevant financial experience. The Group Chief Executive, Chief Financial Officer, Chief Audit Officer, Chief Accounting Officer, Chief Risk Officer and the external auditor normally attend, by invitation, all meetings of the Committee. Other members of senior management are also invited to attend as appropriate to present reports. In performing its duties, the Committee has access to the services of the Chief Audit Officer, the Group Company Secretary and external professional advisers. During 2009 the Committee appointed Keith Nicholson, a former partner at KPMG LLP, as an external adviser to the Committee.

The Committee follows an agreed annual work plan. It reviews, with members of management and the internal and external auditors, the Company’s financial announcements including the annual report and accounts to shareholders and associated documentation. It places particular emphasis on their fair presentation and the reasonableness of the judgemental factors and appropriateness of significant accounting policies used in their preparation. At each meeting, the Committee receives a report from the Chief Audit Officer concerning the Company’s systems of internal financial control, including any significant new issues and actions taken on previously reported issues. The Committee also reviews, approves and monitors the annual work plan for the Group’s internal audit function. Twice each year, the Committee receives reports on the adequacy of the Group’s life assurance and general insurance reserves. The Committee reports to the Board regarding the effectiveness of the Group’s overall systems of internal financial control including the risk management systems in relation to the financial reporting process. The Committee works closely with the Risk and Regulatory Committee, which reviews the

Company’s overall internal controls and risk management systems.

The Committee receives reports from the external auditor and, at all scheduled meetings, holds discussions with both the Chief Audit Officer and external auditors in the absence of management. The chairman of the Committee reports to the subsequent meeting of the Board on the Committee’s work and the Board receives a copy of the minutes of each meeting of the Committee.

During the year, the Committee was integrally involved in the SEC registration and NYSE listing of the Company and received regular updates on progress of the project. The Committee reviewed and approved the registration document and the Company’s financial reporting control framework was developed to ensure compliance with the United States Sarbanes-Oxley Act 2002. This included ensuring all the risks associated with the project were understood and within risk appetite.

The Committee held two joint meetings with the Risk and Regulatory Committee and one with the members of the business unit audit committees in the Asia Pacific region. This meeting allowed the Committee to gain a deeper understanding of the relevant local issues and assess the effectiveness of the systems of internal financial controls and the effectiveness and objectivity of the internal and external auditors in those businesses.

Each of the Group’s major business units has an audit committee that provides an oversight role for its business. The Chief Audit Officer reviews the papers and minutes from these committees and brings all significant matters to the Committee’s attention. The Chief Audit Officer also attends local audit committee meetings on a regular basis and reports back on the effectiveness of these local committees to the Committee. In addition, during 2009 the members of the Committee attended several local audit committee meetings, including those in Aviva USA, Aviva UK Life, Aviva UKGI, Aviva Investors and the Europe Region Oversight Committee. This programme of attendance at local audit committee meetings will continue during 2010.

Internal audit

The Group’s internal audit function reports to management on the effectiveness of the Company’s systems of internal controls, the adequacy of these systems to manage business risk and to safeguard the Group’s assets and resources. The internal audit function is fully centralised and each country/region head has a full reporting line to the Chief Audit Officer (with the exception of Delta Lloyd). The Chief Audit Officer reports to the Group Chief Executive and to the chairman of the Group Audit Committee. Through the Chief Audit Officer, the internal audit function provides objective assurance on risks and controls to the Committee. The plans, the level of resources, the budget of the internal audit function and the remuneration of the Chief Audit Officer are reviewed and approved at least annually by the Committee, which also undertakes an annual review of the effectiveness of the Group’s internal audit function against guidance criteria provided by the Institute of Chartered Accountants in England and Wales and by the Institute of Internal Auditors (IIA). Every five years the review is performed by an independent party as required by the IIA standards. The last independent review was performed in 2008.

The continuing deteriorating economic and market environment required even greater attention to internal controls in 2009. During 2009 the Group internal audit function carried out assurance reviews of the Group’s capital and liquidity

65
Aviva plc Annual Report on Form 20-F 2009	Audit committee report continued

management including a review of its risk management function and the management actions put in place to maintain business as usual activities.

External auditor

Ernst & Young LLP (Ernst & Young) was appointed auditor of the Company in 2001 having previously been the auditor of Norwich Union plc. Following the annual external audit effectiveness review, the Committee concluded that the audit service was fit for purpose and recommended that a re-tender process should not be undertaken in 2009 but that the relationship and the effectiveness of the auditor be kept under review. Ernst & Young audits all significant subsidiaries of the Group.

The Company introduced a revised external auditor policy on 1 January 2008 aimed at safeguarding and supporting the independence and objectivity of the external auditors. The policy was updated to reflect current global best practice on auditor independence, and is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules. The revised external auditor policy aims to be simpler to interpret, providing greater clarity on what services may and may not be provided by the Group’s external auditors.

The external auditor policy regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the services of the external auditor, including requiring that all services provided by the external auditor are pre-approved by the Committee. It distinguishes between those services where an independent view is required and that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work), prohibited services where the independence of the external auditor could be threatened and they must not be used, and other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. The Committee receives a quarterly report of compliance against the external auditor policy and the policy has worked effectively during 2009.

Annually, the Committee reviews a formal letter provided by the external auditor confirming its independence and objectivity within the context of applicable regulatory requirements and professional standards.

The Group paid £15.0 million to Ernst & Young for audit services in 2009, relating to the statutory audit of the Group and Company financial statements and the audit of Group subsidiaries and associates pursuant to legislation (2008: £12.1 million). The fees for other services, which included advice on accounting and regulatory matters, reporting on internal controls, corporate governance matters, and due diligence work, were £19.0 million giving a total fee to Ernst & Young of £34.0 million (2008: £25.0 million). Further details are provided in note 9 to the consolidated financial statements. In addition, the Group engaged the organisation Corporate Citizenship in relation to certain assurance work, including verification of its Corporate Responsibility Report.

During the year, the Committee performed its annual review of the independence, effectiveness and objectivity of the external auditor, assessing the audit firm, the audit partner and audit teams. The process was conducted by means of a questionnaire, completed Group-wide by members of senior management and members of the Group’s finance community and the Committee. The questionnaire sought opinions on the importance of certain criteria and the performance of the external auditor against those criteria. Based on this review, the Committee concluded that the audit service of Ernst & Young was fit for purpose and provided a robust overall examination of the Group’s business and the risks involved.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Audit Committee. In addition, the Committee also carried out a self-evaluation of its effectiveness.

This report was reviewed and approved by the Board on 3 March 2010.

Russell Walls

Chairman, Audit Committee

66
Aviva plc Annual Report on Form 20-F 2009	Risk and Regulatory committee report

This report provides details of the role of the Risk and Regulatory Committee and the work it has undertaken during the year.

The purpose of the Committee is to assist the Board in providing leadership, direction and oversight of the Group’s management of risk. The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following independent non-executive directors served on the Committee during the year:

Period
Member	From	To
Mary Francis (Chairman)	14 January 2006	To date
Nikesh Arora	1 July 2007	5 August 2009
Wim Dik	14 January 2006	29 April 2009
Leslie Van de Walle	24 September 2009	To date
Russell Walls	14 January 2006	To date

Michael Hawker was appointed to the Committee on 1 January 2010. The Committee met on six occasions in 2009 and the members’ attendance record is set out in the Corporate Governance report on page 57. In addition the Committee held separate meetings with members of senior management and Ernst & Young for the purposes of induction and training. The Group Company Secretary acts as the secretary to the Committee.

The Group Chief Executive, Chief Risk Officer, Chief Financial Officer, Chief Audit Officer, Group Regulatory Director and the external auditor normally attend, by invitation, all meetings of the Committee. Other members of senior management are also invited to attend as appropriate to present reports. It is the Committee’s practice at each meeting to meet separately with the Chief Audit Officer and the external auditor without any members of management being present. In performing its duties, the Committee has access to the services of the Chief Audit Officer, the Chief Risk Officer, the Group Regulatory Director, and the Group Company Secretary and external professional advisers. During 2009 the Committee appointed Keith Nicholson, a former partner at KPMG LLP, as an external adviser to the Committee.

External background

In the challenging economic and market environment the Board and the Committee continued to focus on financial risk and capital management. The Committee also spent an increasing amount of time on the emerging requirements of the European Union’s Solvency II Directive, and the recommendations of the Walker Report in the UK. Although the recommendations of the Walker Report are not yet binding on the Group, the Group is already compliant with the majority of the recommendations relating to risk. In particular, the Board has had a separate risk and regulatory committee since 2006. The Committee chairman regularly reports to the Board on the Committee’s activities, and sits on the Audit and Remuneration Committees to ensure that risk considerations are fully reflected in their decisions.

Committee activities during 2009

The Committee’s main functions are to assist the Board in making decisions on the Group’s risk appetite; to oversee the monitoring and control of risks so that they remain aligned appetite; to ensure that management is reviewing emerging risks and testing the Group’s resilience through scenario planning and stress testing; to give broad direction to the way the Group assesses its capital requirements and how it is optimising the balance between risk and reward when allocating capital for new business; and to ensure that management and the Board have high quality information on risk when reviewing Group strategy and future plans.

During the year the Committee focused on the following areas:

Strengthening the risk function: a number of changes have been made to the risk function since the Group’s move to a regional structure. Following a review of progress, further changes have been implemented including; the appointment of a new Chief Risk Officer who reports to the Group Chief Executive; emphasis on first line responsibilities for managing risk, with support and challenge from the risk function and initiation of a comprehensive review of the Group’s risk appetite.

Capital management: this was a strong focus of the Committee throughout the year. Group capital requirements were monitored against existing risk appetite and capital availability in a rapidly changing market. The Committee reviewed scenario and stress testing and also considered reinsurance and hedging strategies to understand their contribution to capital management.

Solvency II: with increasing emphasis on economic capital, the Committee monitored the likely impact of Solvency II on the Group’s economic capital requirements and businesses. The Committee is responsible for the oversight of the Group’s Solvency II programme.

Risk monitoring: the Committee received regular reports on key risks and the actions and controls introduced to mitigate any risks that were out of appetite. Necessary focus was placed on financial and insurance risks including those relating to capital, credit, and equity risk. The Committee continued its practice of inviting business unit and regional teams, led by their Chief Executive, to present on how risk is managed in their businesses. During the year, presentations were received from North America region, Europe region, Asia Pacific region and UK General Insurance.

Group risk policies: The Committee approved significant changes to certain Group risk policies and received regular reports on compliance with Group policies.

Operational risks: during the year the Committee paid particular attention to business protection and IT risks, and how business units were embedding behaviour that met the FSA’s principles of Treating Customers Fairly.

Regulatory risks and relationships: The Committee received regular reports on compliance issues and regulatory and other public policy initiatives. In particular, it monitored the actions being taken by management in response to the FSA’s Risk Mitigation Programme; monitored worldwide regulatory reform developments arising from the financial crisis and government and regulatory responses to it; monitored management responses to proposed changes in the prudential requirements for financial services companies; and oversaw measures to strengthen oversight of the Group’s compliance functions, particularly outside the UK.

67
Aviva plc Annual Report on Form 20-F 2009	Risk and Regulatory committee report continued

Fraud and financial crime: the Committee maintained regular oversight of compliance with controls against financial malpractice including fraud, and of the arrangements for employees to report in confidence any concerns about lack of probity (whistleblowing).

Internal controls: the Group’s internal audit function provided the Committee with independent and objective assurance over the appropriateness, effectiveness and sustainability of the Company’s system of internal controls. Key control issues reported by Group internal audit to management and to the Committee members were monitored on a quarterly basis until the risk exposure had been properly mitigated.

During the year the Committee held two joint meetings with the Audit Committee and one with the members of the business unit audit committees in the Asia Pacific region.

The chairman of the Committee reports at the subsequent meeting of the Board on the Committee’s work and the Board receives a copy of the minutes of each meeting of the Committee.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Risk and Regulatory Committee.

This report was reviewed and approved by the Board on 3 March 2010.

Mary Francis

Chairman, Risk and Regulatory Committee

68
Aviva plc Annual Report on Form 20-F 2009	Corporate Responsibility committee report

This report provides details of the role of the Corporate Responsibility Committee and the work it has undertaken during the year.

The purpose of the Committee is to provide guidance and direction to the Group’s corporate responsibility (CR) programme, review the key CR risks and opportunities and to monitor progress. The Committee also reviews the Group’s strategy for CR together with the Group’s CR targets. The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com, and are also available from the Group Company Secretary.

The following directors served on the Committee during the year:

Period
Member	From	To
Carole Piwnica (Chairman)	14 January 2006	To date
Euleen Goh Andrew Moss	1 January 2009 12 July 2007	To date To date
Lord Sharman	14 January 2006	To date
Scott Wheway	5 December 2007	To date

The Committee met on four occasions in 2009 and the members’ attendance record is set out in the Corporate Governance report on page 57. The Group Company Secretary acts as the secretary to the Committee.

During the year, the Committee reviewed and approved the content and scope of the Company’s 2009 CR Report, monitored the management of the CR risks affecting the Group and helped establish a process by which regions could report performance and progress to the Committee. In November 2009 the Company announced its intention to put its CR Report to an advisory vote of shareholders at the 2010 AGM as a means of obtaining feedback on the report and the Company’s performance in this area.

The Committee reviewed each region’s performance and progress during the year against the Group key performance indicators and, for the first time, began to review performance of Group functions which contribute to our CR programme activities, beginning with Group procurement. In addition, it reviewed Aviva Investor’s approach and progress in Sustainable and Responsible Investment. The Committee also received updates on the Group’s key CR programme activities, including climate change, community investment, diversity and external benchmarking. The Committee reviewed the Group’s carbon offset projects as part of management’s commitment to be carbon neutral on a global basis.

Members of the Committee are interviewed as part of the external assurance process of the CR programme and the subsequent management report, including Aviva’s action plan, is reviewed by the Committee to assist the strengthening and future direction of the programme.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Corporate Responsibility Committee.

This report was reviewed and approved by the Board on 3 March 2010.

Carole Piwnica

Chairman, Corporate Responsibility Committee

69
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report

Highlights

—

The Remuneration Committee (the Committee) approved the Executive Directors’ (EDs) request to freeze their basic salaries for 2009 and to take a 10% reduction on the personal element of their annual bonus. In 2010, the EDs requested that their basic salaries should not be subject to annual review and the Committee has endorsed this proposal.

—

The demanding financial and non-financial targets set for the 2009 annual bonus were met in part during the year. The combination of financial outcomes, along with those targets relating to employees, customers, and personal objectives mean that the Group Chief Executive received a 2009 bonus of 74% of his maximum opportunity (2008: 54%).

—

The Committee entered the 2010 reward period conscious of the challenging economic background and widespread comment on over generous executive remuneration. The Committee believes Aviva’s 2009 business results are strong and that Aviva’s remuneration practices already closely link pay to performance and also align with current governance guidelines. The Committee has, however, continued to ensure prudent and proportionate reward outcomes.

—

Andrea Moneta, Chief Executive Officer, Aviva Europe, Middle East and Africa was appointed as ED of Aviva plc on 29 September 2009. Information on his remuneration therefore appears in this report for the first time.

—

On 1 January 2010, Mark Hodges was appointed Chief Executive Officer of the whole of Aviva’s UK Insurance operations, which brought together the Life and General Insurance businesses. As a result of this significant expansion of his managerial responsibilities, his basic salary was increased.

—	On 26 January 2010, Philip Scott retired from the Board. He continues to be employed by the Group and will retire on 31 July 2010. Details of his leaving arrangements are disclosed in this report.
—	Patrick Regan joined Aviva as the new Chief Financial Officer on 22 February 2010. Details of his joining arrangements and ongoing annual remuneration are disclosed in this report.

Introduction

This report sets out the details of the remuneration policy for the Company’s directors, describes its implementation and discloses the amounts paid in 2009. In addition to meeting statutory requirements, particularly the UK Companies Act 2006, Schedules 5 and 8, the Committee has aimed to comply with best practice guidelines, including guidance issued by the Association of British Insurers and the National Association of Pension Funds, in producing this report. Relevant sections of this report have been audited in accordance with corporate governance best practice and legislation.

This report covers the following:

—	The Committee’s objectives, membership and main activities in 2009;
—	A review of Aviva’s remuneration policy and practice;
—	Commentary on the alignment between remuneration, risk and Aviva’s business strategy and objectives;
—	Details of the terms of EDs’ service contracts;
—	Aviva’s share ownership policy with respect to EDs;
—	Aviva’s policy on external board appointments;
—	Aviva’s UK all employee share plans and share incentive plans;
—	Aviva’s position against dilution limits;
—	Remuneration of the Non Executive Directors (NEDs), and;
—	Tables summarising the 2009 position on:
	—	Directors’ remuneration
	—	EDs’ pension arrangements
	—	Share incentive plans
	—	Directors’ interests in shares

The Committee’s objectives

The Committee is a committee of the Board. Its terms of reference are available from the Group Company Secretary and can be found on the Company’s website www.aviva.com/terms-of-reference. The Committee’s key objectives are to:

—	Establish a competitive remuneration package to attract, retain and motivate high quality leaders;
—

Promote the achievement of both the Company’s annual plans and its strategic objectives by providing a remuneration package that contains appropriately motivating targets that are within the Group’s risk appetite; and

—	Align senior executives’ remuneration with the interests of shareholders and other stakeholders, including customers and employees.

The Committee’s main responsibilities are to:

—

Recommend to the Board the Group’s remuneration policy for the EDs and members of senior management, covering basic salary, bonus, long term incentives, retirement provisions, long term wealth creation and other benefits;

—	Strike an appropriate balance between (i) the fixed and variable components and (ii) the cash, equity and equity related components of the total remuneration package;
—	Ensure the remuneration package is congruent with, and provides the incentives to realise, short and long term goals;
—	Review and determine the terms of employment and remuneration of the individual EDs, including any specific recruitment or severance terms;
—	Assess and, within the broad policy from time to time approved by the Board, determine the remuneration terms of the Chairman of the Board;

70
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued
—

Recommend to the Board the establishment of any employee share plans and exercise all the Board’s powers in relation to the operation of all share incentive plans, including the granting of awards, the setting and testing of performance conditions (where appropriate), and any discretion on behalf of the Board regarding any material amendments to the plans’ rules not requiring the approval of shareholders; and

—	Select, appoint and determine terms of reference for independent remuneration consultants to advise the Committee on remuneration policy and levels of remuneration.

Committee membership

Table 1 below shows the independent NEDs who served on the Committee during the year:

Table 1: Members of the Committee during 2009

Member	From	To
Mary Francis	25 January 2006	To Date
Carole Piwnica	25 January 2006	To Date
Scott Wheway (Chairman from 1 January 2009)	5 December 2007	To Date
Leslie Van de Walle	24 September 2009	To Date

Aviva announced on 24 September 2009 the appointment of Mr Van de Walle as a member of the Committee.

The Committee met on eight occasions in 2009 and the meeting attendance record is set out in the Corporate Governance report on page 57.

Committee meetings are attended by the Group Chief Executive, Andrew Moss (other than when his own remuneration is being discussed) and the Group Human Resources Director, John Ainley. The Group Company Secretary, Graham Jones, acts as secretary to the Committee. The Chairman, Lord Sharman, also attends meetings of the Committee at the discretion of the Committee Chairman but specifically when discussing the remuneration of the Group Chief Executive.

The Committee was advised in 2009 by the Group Human Resources Strategy Director, David Hope, and the Group Reward Director, Martyn Fisher, on market practice and the alignment of reward arrangements to business strategy and by the Chief Accounting Officer, David Rogers, on matters relating to the performance measures and targets for the Group’s share incentive plans. Group Audit also provide assurance to the Committee over non-financial bonus targets.

In addition, the Committee appointed Hewitt Associates (HNBS) to advise on matters relating to senior executive remuneration. HNBS provided no other material assistance to the Company in 2009. PricewaterhouseCoopers (PwC) provide advice to management on relevant remuneration matters. PwC also provided consultancy services to the Group in 2009. Deloitte LLP, which also provided consultancy services to the Group in 2009, advised the Committee on the calculation of Total Shareholder Return (TSR) in respect of the Long Term Incentive Plan (LTIP) vesting. The Group Company Secretary and Linklaters LLP advised the Committee in relation to the operation of the Company’s share plans. Linklaters LLP provided other legal services to the Company during 2009.

In line with Combined Code requirements, the Board undertook a review of the effectiveness of the Committee during the year. Additionally, the Committee reviewed its own performance and agreed steps to enhance its effectiveness and addressed the issues identified.

71
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Committee activities during 2009

The Committee is required by its terms of reference to meet at least three times per year and has a standing calendar of items within its remit. In addition to these standing items, the Committee discusses matters relating to the operation of the remuneration policy and emerging market practices. In 2009, the Committee met eight times and discussed, amongst others, the issues set out in Table 2 below:

Table 2: Matters discussed by the Committee during its 2009 meetings

Meeting	Standing agenda items	Other agenda items
February	– A review of EDs’ basic salaries and benefits in kind	– Assurance of non-financial bonus targets
– Consideration and approval of EDs’ bonus awards for 2009 and approval of share awards under the Annual Bonus Plan (ABP)
– A review and approval of Long Term Incentive Plan (LTIP) grants to the EDs and approval of the performance conditions for the 2009 grants
– A performance test of subsisting LTIP grants
– A decision on the operation of the UK’s All Employee Share Ownership Plan and the Aviva Ireland’s All Employee Share Ownership Plan
– A review of dilution limits
– A review and approval of recommendations on contributions into the Aviva Capital Accumulation Plan (ACAP)
– Approval of the 2008 Directors’ Remuneration Report – Approval of the 2009 One Aviva Twice The Value Bonus Plan (OATTV) grants – EDs’ shareholding requirements
June	– None	– Approval of the departure terms of Philip Scott
August	– A review of EDs’ bonus targets following a rebase for exchange rates and capital assumptions	– Consideration of EDs’ 2009 bonus targets – Committee Terms of Reference
	– Approval of an invitation to UK and Irish employees to participate in the Savings Related Share Option Schemes (SAYE)	– LTIP and OATTV Plan performance testing for the Australian participants following the decision to sell the business
	– EDs’ shareholding requirements	– Update on governance and regulatory developments – Consideration of the impact of the Finance Act 2009 on remuneration
September	– None	– Approval of Andrea Moneta’s appointment terms as an ED
October	– None

–  Approval of Mark Hodges’ remuneration following the expansion of his responsibilities

–  Approval of Patrick Regan’s appointment terms as an ED from February 2010

–  Review remuneration changes for relevant members of the Executive Committee following new appointments and changes to responsibilities

December	– Approval of the proposed 2010 financial, employee and customer targets for the operation of the ABP – Comment upon and noting of the EDs’ personal objectives for 2010

–  A review and update of proposed governance and regulatory changes

–  Review of the workplan for the 2010 Strategic Reward Review

–  Approve proposals for changes to two share incentive plans, as a result of the 2009 Finance Act

– A review of the proposed approach to the 2009 Directors’ remuneration report – A review of the Committee’s 2010 work plan

Committee Decisions

The Company’s EDs elected to take a basic salary freeze in 2009 and to take a 10% reduction on the personal element of their annual bonus. A further 45 members of senior management similarly accepted a 2009 basic pay freeze. The 2008 Annual Report and Accounts stated the Committee had decided to review mid year the financial targets used for bonus purposes for EDs and other senior managers. This was in addition to the mechanical rebasing for exchange rate and capital assumptions that is carried out annually. Only in exceptional circumstances would the Committee consider amending financial targets, either up or down, and any significant change would be the subject of appropriate consultation. Having reviewed the targets, it was agreed that they remained valid and therefore the bonuses paid for the 2009 performance year, which are disclosed in this report, are based on unaltered financial and non-financial targets.

The Committee remains conscious of the shareholders’ loss of value in light of the recession. This has also impacted the EDs through the significantly lower value of the deferred ABP shares and LTIP grants in 2007, both of which will vest in 2010.

72
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Future actions and changes

The Company does not anticipate any significant changes to the structure of EDs’ compensation packages in 2010, compared with those outlined in this report. There are, however, three main areas of activity in 2010 which are worth noting:

i) Increased regulation in executive remuneration and changes in corporate governance

2009 has seen a series of regulatory and governance guidelines issued by a wide ranging group of organisations, from the Financial Services Authority, the Company’s primary regulator, to the Financial Stability Board of the G20. Whilst many of the issued guidelines do not yet formally apply to Aviva, the Company has already reviewed its existing remuneration arrangements against these and Aviva’s current remuneration structures are broadly in line with the requirements laid down by the majority of the codes of practice and corporate governance expectations. A good example of this is the high level of deferral on the annual bonus (two-thirds) which would be considered best practice in the new environment. In addition, the Company has introduced clawback provisions into the Company’s share incentive plans. The Group Risk and Regulatory Committee is also mindful of the recommendations and that its involvement will be required including its input into the setting of financial objectives.

ii) Changes to UK taxation

The changes in the personal tax regime effective in April 2010 will create a significantly different tax position for a number of senior employees. The Company has therefore made available the choice to receive deferred annual bonus awards as restricted stock, thus allowing the payment of income tax on grant prior to the changes coming into effect in April 2010. Any potential cost to the Company is judged to be minimal. In addition, the 2010 LTIP grant will be underpinned by an approved share option grant. This will have no additional cost to the Company. These changes were discussed with Her Majesty’s Revenue and Customs (HMRC) before being implemented.

iii) Strategic Reward Review

The Company is required every five years to seek shareholder approval for the operation of its share based incentive plans. The Committee has, in the past, carried out a comprehensive review of senior executive remuneration to coincide with this. This has allowed the Company to put to shareholders’ proposals that reflect a thorough review of the Company’s remuneration package taking into account changing market and regulatory practice and the requirement to ensure that the package remains competitive. It was agreed in 2008 that the review would be delayed by 12 months from 2009 to 2010. This will enable Aviva to reflect on the new regulatory and governance requirements that emerge from the global financial crisis. Following an in-depth review during 2010, new proposals will be put to shareholders in 2011.

Remuneration policy

Alignment with Group Strategy

The Committee considers alignment between Group strategy and the remuneration of its senior executives, including EDs, to be critical. It believes that senior executives should be highly rewarded (on a market competitive basis) for the delivery of stretching goals but should receive reduced rewards when the business performs poorly. The pay and employment conditions of employees of the Company and Group were also taken into account when determining directors’ remuneration for the financial year. To achieve this alignment Aviva’s remuneration package is leveraged, with a high percentage of pay “at risk” against the achievement of stretching goals which is aligned with the Company’s risk profile and employee behaviour. Furthermore two-thirds of any bonus and any LTIP grant are delivered in the form of Aviva shares. The element of deferred bonus that is matched under the OATTV Plan only vests if very demanding Earnings Per Share (EPS) targets are met. The requirements to defer bonus, participation in the LTIP and the OATTV Plan closely tie the long term value of executive remuneration to the Company’s share price performance.

Senior executives thus have high exposure to the same benefits and drawbacks of share price movement as all shareholders. The belief that senior executives should be shareholders is reinforced through formal guidelines requiring EDs to build up and maintain a significant holding of shares in the Company.

The Group’s strategic priorities and targets are set out elsewhere in this report. Those priorities are reflected closely in the remuneration package:

—

Basic Salary: Internal and external equity in basic salary positioning is an important contributor to a motivational remuneration package. A range of market data is used to inform decision making taking into account the Company’s policy with regard to the FTSE 30 and FTSE 50.

—

ABP: Bonus structures are effective only if they drive, through the targets, the maintenance of the Company on a sound financial footing and sustained profitable growth. In addition, the targets must not provide an incentive to promote behaviours which could be detrimental to the Company’s long term interests. Management must justify the targets it recommends. The Committee assures itself that the targets provide appropriate incentives, are sufficiently challenging, are aligned to shareholders’ interests and are within the Group’s risk appetite.

The Committee also considers how, given changing economic circumstances, the Group’s priorities, and consequently the targets underpinning its bonus structures, need to change. Given the challenging current environment the Committee has agreed that financial targets for 2010 should focus more on profitable growth and long term value creation. Financial targets sit alongside targets on customer advocacy and employee engagement introduced in 2005 that the Committee believes are critical to long term organisational health. The personal objectives of Executive Committee members are reviewed by the Committee to ensure they adequately reflect the strategic aims of the Group, good governance and best practice.

73
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

—

OATTV Plan: This plan was introduced to emphasise the Group Chief Executive’s clear strategic aim for the Group to deliver growth in EPS, with a target of doubling EPS in five years from a baseline at the end of December 2007. No other element of executive remuneration was focused on EPS growth, and this bonus scheme directly aligns a portion of executive remuneration to this key strategic goal.

—	LTIP: The LTIP encourages a longer term management focus on Return on Capital Employed (ROCE) and relative TSR. These metrics measure how the Company is performing in both absolute and relative terms.

The Committee considers all these elements, plus pension and other benefits, as a whole. It looks to ensure that an appropriate balance is maintained between them so that the need for both short term success and long term sustainable growth is recognised. The Committee also ensures that the non-financial business measures and individual objectives reflect adequately the Company’s environmental, social and governance responsibilities.

Constituent elements of reward as a percentage of total remuneration

Tables 3a and 3b below show how the Group’s remuneration policy translates in practice into the Group Chief Executive’s remuneration package. The tables outline the contribution each element makes to overall compensation at both “Target” and “Stretch” levels of performance. More than 50% of EDs’ total remuneration is performance related. For the remainder of EDs, 43% of total remuneration is paid in cash for on “Target” performance and 27% for “Stretch” performance (excluding ACAP which EDs participate in to varied degrees, see Table 5).

Tables 3a and 3b: Breakdown of remuneration for the Group Chief Executive

Table 3a shows the breakdown of the Group Chief Executive’s remuneration package into its main constituent elements. Table 3b gives the proportions of fixed cash, variable cash and shares. For the purposes of Table 3b, fixed cash includes basic salary and the discretionary ACAP payment. Variable cash is the one-third of bonus paid in cash annually. The share element includes the two-thirds of the annual bonus deferred into shares, the OATTV Plan match and the LTIP.

–	“Target” performance means a target ABP outcome (75% of basic salary), a 50% vesting of the LTIP (87.5% of basic salary) and 1:1 match from the OATTV Plan (50% of basic salary).
–	“Stretch” performance means a stretch ABP outcome (150% of basic salary), 100% vesting of the LTIP (175% of basic salary) and a 2:1 match from the OATTV Plan (200% of basic salary).

The breakdown does not include any share price growth, the dividends on the ABP deferred shares or other benefits (e.g. cash car allowance, value of Private Medical Insurance (PMI) and all employee share ownership plans).

74
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Remuneration policy in practice for EDs

Table 4, below, summarises Aviva’s remuneration policy as it is applied in practice to EDs.

Table 4: Remuneration Policy in practice

Policy		How delivered

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

— Basic salary — ABP — OATTV Plan — LTIP — Long term savings — Aviva Staff Pension Scheme (ASPS) — Benefits — All employee schemes

Basic salary
Benchmarked as for total remuneration but with positioning and progression taking account of individual and business performance and the levels of increase provided for the broader UK employee population (basic salaries of the UK staff increased by 3% on average in 2009).
The Committee takes seriously institutional investors’ concerns on the upward ratchet of basic salaries and is rigorous in its review of market position and salary.

— Monthly in cash — Reviewed annually in February, with changes taking effect from 1 April.

ABP
The ABP is intended to motivate executives to achieve the annual business plan, based on a series of key financial, employee and customer performance indicators (KPIs), which make up 70% of the bonus opportunity, and personal objectives which make up 30%.
75% of basic salary is payable for “on target” performance and up to 150% for “stretch” performance.
Two-thirds of bonus is deferred into shares and the deferred shares vest on the third anniversary of the date of grant, subject to the recipient remaining in service. On resignation during the three year deferral period, all or part of the grant is forfeited (100% in year of grant, 50% in following year and 25% in year after that). Additional shares are awarded at vesting in lieu of the dividends paid on the deferred shares during the deferral period.

— Annually, one-third is paid in cash and two-thirds in deferred shares.

OATTV Plan
The OATTV Plan aligns senior executives with the Group Chief Executive clear strategic aim of doubling EPS by the end of 2012.
The plan matches 100% of the deferred ABP shares for the Group Chief Executive (75% for other EDs)
For the 2009 awards, the vesting of these matched shares is dependent on the achievement of 49.2 pence per share and then compounded annual growth targets as follows:

— Annually, a proportion of the deferred element of the ABP is matched in shares. — Shares vest based only upon the achievement of demanding EPS growth targets.
— Less than 12.5% growth pa	Nil
— 12.5% growth pa	0.1 for 1
— 41.5% growth pa	2 for 1
Matching is on a straight-line basis for performance from 12.5% to 41.5%. No additional shares are awarded for the dividends paid during the three year performance period on those shares that vest.

LTIP
The LTIP is intended to motivate the achievement of the Company’s longer term objectives, to aid the retention of key personnel and to align executive interests to those of shareholders.
The Group Chief Executive is eligible to receive an annual award of shares equal to 175% of basic salary. Other EDs are eligible to receive an annual award of shares equal to 150% of basic salary.
The Company operates a phantom scheme in the United States (US) for its US based employees. Levels of awards reflect US market practice.
No additional shares are awarded for the dividends paid during the three year performance period on those shares that vest.

— Annual awards in shares that vest, subject to ROCE and relative TSR performance conditions being met at the end of a three year performance period. — Awards that do not vest lapse.

Long term savings
The Aviva Capital Accumulation Plan (ACAP) is a long term savings vehicle which aids retention whilst recognising a need for flexibility in long term wealth planning.
Company contributions are discretionary and vary year on year, but would not normally exceed 50% of basic salary. Contributions for the EDs are shown in the table on page 83.
No ED who participates in the ACAP is currently accruing benefits in the ASPS. A resignation or departure for breach of contract generally results in forfeiture of contribution for the relevant year.

— Discretionary payments into a trust where they are held for a minimum of five years.

ASPS
The UK ASPS provides a competitive post retirement package. No ED is currently accruing service based benefits in the ASPS.1
The scheme provides accrual at 1/30th, 1/45th or 1/60th of annual basic salary depending on seniority and the date of joining the scheme.
Lump sum death in service benefit of four times basic salary is provided, as is a spouse’s or partner’s pension equal to two-thirds of actual or, on death in service and in certain other circumstances, prospective pension. Post retirement increases are equivalent to the Retail Price Index up to a maximum of 10%. Retirement benefits can be accessed from age 60.

— Deferred cash payable on retirement in the form of a lump sum /monthly payment.
Other Benefits Other benefits are provided on a market competitive basis.		— Cash car allowance — PMI

75
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Overview of the effect on current EDs

The effect of these policies in 2009 for current EDs is set out below. It should be emphasised that the figures shown for both the OATTV Plan and the LTIP grant represent the face value of those grants. The LTIP grant would only be realised if very stretching performance conditions were to be met. Details on pension benefits are set out later in this report.

Table 5: Overview of current EDs’ remuneration

Andrew Moss, Group Chief Executive

Element	Amount	Commentary**
Basic Salary	£925,000 during the year	Mr Moss requested not to receive an increase to his basic salary in 2009. Mr Moss requested that his basic salary should not be subject to annual review in 2010.
ABP	£1,029,294 (111.3% of basic salary) (£343,098 delivered in cash and £686,196 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2009 targets as follows: Financial 38.9% (maximum 50%) Employee 5.0% (maximum 10%) Customer 6.9% (maximum 10%) Personal 23.3% (maximum 30%)
OATTV Plan	£501,443	The face value of 100% of the two-thirds deferred element of 2008 annual bonus.
LTIP – Face Value of grant	£1,618,750	The face value of the grant represented 175% of basic salary on 28 February 2009.
ACAP	£462,500	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Moss’ basic salary as at 1 April.
Other Benefits	£19,000 cash car allowance 2% basic salary cash supplement PMI

Mr Moss receives 2% of basic salary as a non-pensionable cash supplement provided in consideration of his surrendering his Unapproved Unfunded Retirement Benefit (UURB) promise at the point when accrual in the ASPS ceased.

Philip Scott, Chief Financial Officer *

Element	Amount	Commentary**
Basic Salary	£600,000 during the year.	Mr Scott requested not to receive an increase to his basic salary in 2009.
ABP	£577,650 (96.3% of basic salary) (£192,550 delivered in cash and £385,100 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2009 targets as follows: Financial 38.9% (maximum 50%) Employee 5.0% (maximum 10%) Customer 6.9% (maximum 10%) Personal 13.3% (maximum 30%)
OATTV Plan	£243,945	The face value of 75% of the two-thirds deferred element of 2008 annual bonus.
LTIP – Face Value of grant	£900,000	The face value of the grant represented 150% of Mr Scott’s basic salary on 28 February 2009.
ASPS	Membership of the ASPS

Mr Scott has a fully accrued pension equivalent to two-thirds of his pensionable salary at retirement.
He therefore no longer accrues service related benefits but does continue to accrue additional benefits as a result of pensionable salary increases.

Other Benefits	£16,120 cash car allowance PMI
*	Philip Scott retired from the Board on 26 January 2010.
**	Percentages do not necessarily add up due to rounding.

76
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Mark Hodges, CEO, Aviva UK

Element	Amount	Commentary**
Basic Salary	£520,000 during the year.

Mr Hodges requested not to receive an increase to his basic salary in 2009.
On 1 January 2010, his basic salary increased to £600,000 to reflect his increased responsibilities across the UK business.
Mr Hodges requested that his basic salary should not be subject to annual review in 2010.

ABP	£502,528 (96.6% of basic salary) (£167,509 delivered in cash and £335,019 deferred into shares for three years)

Mr Hodges’ bonus is a function of the degree of achievement of 2009 targets as follows:
Financial 26.5% (maximum 50%)
Employee 3.7% (maximum 10%)
Customer 7.5% (maximum 10%)
Personal 26.7% (maximum 30%)

OATTV Plan	£266,039	The face value of 75% of the two-thirds deferred element of 2008 annual bonus.
LTIP – Face Value of grant	£780,000	The face value of the grant represented 150% of Mr Hodges’ basic salary on 28 February 2009.
ACAP	£260,000	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Hodges’ basic salary as at 1 April 2009.
Other Benefits	£16,120 cash car allowance PMI

Andrea Moneta, CEO, Aviva Europe, Middle East and Africa

Element	Amount	Commentary**
Basic Salary	€713,333 during the year (£635,220) As at 1 January 2009 €680,000 (£605,537) As at 29 September 2009 €780,000 (£694,587)

On appointment to the Board, Mr Moneta received a basic salary increase from 29 September 2009 of €100,000 (14.7%).
Mr Moneta requested that his basic salary should not be subject to annual review in 2010.

ABP	€848,660 (108.8% of basic salary) (€282,887 delivered in cash and €565,773 deferred into shares for three years)

Mr Moneta’s bonus is a function of the degree of achievement of 2009 targets as follows:
Financial 41.7% (maximum 50%)
Employee 0.0% (maximum 10%)
Customer 8.8% (maximum 10%)
Personal 22.0% (maximum 30%)

OATTV Plan	€408,000	The face value of 75% of the two-thirds deferred element of 2008 annual bonus.
LTIP – Face Value of grant	€850,000	The face value of the grant represented 125% of Mr Moneta’s basic salary on 28 February 2009.
ACAP	€91,848	Mr Moneta’s ACAP contribution is for the period 1 July 2009 to 31 December 2009.
Other Benefits

€16,653 cash car allowance during the year

€82,201 exchange rate adjustment

€1,066,700 compensation for loss of earnings, options and performance shares from previous employer

€100,000 housing allowance per annum for 3 years

€40,000 schooling allowance PMI

(Based on average exchange rate for 200 9 of €1.12297 : £1.00)

Annual car allowance of £13,300 (€14,936) from 1 January 2009 to 28 September 2009, and €21,500 per annum from 29 September 2009 to 31 December 2009.

€82,201 is payable as an exchange rate adjustment for the period 1 July 2008 to 30 June 2009.

A further €800,000 compensation is payable for loss of earnings, options and performance shares from a previous employer, half payable in 2010 and half payable in 2011.

€100,000 annual housing allowance up to July 2011, grossed up for tax purposes.***

€40,000 annual schooling allowance payable up to the end of secondary schooling, grossed up for tax purposes.***

**	Percentages do not necessarily add up due to rounding.
***	These exceptional other benefits were provided to replicate pre-existing obligations and are time-limited.

77
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

ABP – target setting

The financial targets which underpinned the ABP (accounting for 50% of annual bonus) in 2009 were derived from Aviva’s return, growth and capital efficiency/capital generation goals. Three of the financial targets (adjusted operating profit, volume and new business contribution) were “stretched” (as set out in Table 6) due to their importance in achieving these aspirations.

Employee and customer targets (each accounting for up to 10% of annual bonus) are set taking into account performance to date and aspirations for the future. The employee targets on leadership and engagement are derived from the Group’s employee promise survey in which all business units participate and which over 37,500 staff completed in 2009. This survey is delivered through an independent third party who is able to provide extensive external benchmark data. The Company’s aspiration is to reach the upper quartile positions compared to the relevant global and national norms on leadership and engagement over time. In 2009, the number of businesses measuring customer advocacy using a consistent robust methodology doubled, and this was measured by an independent global research agency. All business units now have customer advocacy targets in place for 2010. The Company’s aspir ation is to reach the upper quartile in the relevant local market benchmark. Internal assurance that the outcomes on employee and customer targets were accurately calculated and reported was provided to the Committee by Group Audit.

Personal objectives based on delivery of key strategic priorities, personal leadership and operating performance of the relevant portion of the business account for up to 30% of annual bonus. Carbon emissions targets are also included as part of the EDs’ personal objectives.

The Group’s performance against its financial, employee and customer KPIs in 2009, as they affected the bonus of the Group Chief Executive, is shown in Table 6.

Table 6: Group performance in 2009 against its KPIs
		Weighting (% of total bonus opportunity)
	Key Performance Indicators	On target (%)	Stretch (%)	Actual payment (%)
Business measures (70%)	Volume – Total long-term savings	5.0	5.0	5.0
	Volume – Net written premium	2.5	2.5	—
	Adjusted operating profit	1.5	10.0	9.3
	MCEV operating profit	1.5	10.0	10.0
	New business margin	1.0	5.0	2.2
	Combined Operating Ratio (COR)	1.0	5.0	—
	Net capital returns	7.5	7.5	7.5
	Cost savings (expense base)	5.0	5.0	5.0
	Customer	5.0	10.0	7.0
	Employee	5.0	10.0	5.0
Personal measures (30%)	Personal – individual strategic	15.0	30.0	23.3
	Total *	50.0	100.0	74.2

* Totals in columns do not add up due to rounding.

The Committee is sensitive to the current environment in relation to executive pay, and particularly relating to the payment of bonuses in circumstances where financial targets have not been met and share prices have fallen. However, the combination of financial and non-financial measures is central to the structure of the ABP. The Committee wants to ensure a balanced focus on both short term financial performance and on the objective non-financial measures that are leading indicators of future financial success. This balance is, in the Committee’s view, reflective of good practice in incentive design and is consistent with the FSA’s guidance on creating incentive schemes that have a focus on long term sustainable performance.

As described above, the Committee took the view that it was important to maintain the integrity of the financial targets for the EDs, and so these were not adjusted during the year. In the same way, the Committee believes that it is appropriate to pay bonus based on pre-agreed rigorous targets when these have been met.

To align with the business priorities for 2010, the financial measures at Group level for 2010 are operating profit, volume, new business margin, the Combined Operating Ratio (COR) of our general insurance businesses and cost savings.

78
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

OATTV Plan

The OATTV Plan aligns senior executives with the Group Chief Executive’s clear strategic aim of doubling EPS by the end of 2012. The plan matches 100% of the deferred ABP shares for the Group Chief Executive (75% for other EDs). For the grant made in 2009 the vesting of these matched shares is dependent on the average annual growth in EPS during the three year performance period, thus:

— Less than 12.5% growth pa	Nil
— 12.5% growth pa	0.1 for 1
— 41.5% growth pa	2 for 1

Matching is on a straight-line basis for performance between 12.5% and 41.5%. The maximum match of 2 shares for each deferred share is paid for delivering a doubling of EPS by the end of 2010. The threshold matching of 0.1 of a share for each share deferred is equivalent to doubling EPS by 2014. The Committee reviews the performance conditions of this plan annually.

LTIP – Target Setting

The LTIP vests subject to the degree of achievement of two equally weighted performance measures, chosen to reflect shareholders’ long term interest, in absolute ROCE and relative TSR performance.

ROCE targets

ROCE targets are set annually within the context of the Company’s three year business plan and are set on a Market Consistent Embedded Value basis. Vesting depends upon performance over the three year period against a target return. The Company’s external auditor provides a formal opinion on the ROCE vesting calculation. The 2009 LTIP award ROCE targets are set out in Table 7 below:

Table 7: 2009 LTIP ROCE Targets
ROCE over the three year performance period	Percentage of shares in award that vests based on achievement of ROCE targets
Less than 31.5%	0%
31.5%	15%
Between 31.5% and 37.5%	Pro rata between 15% and 50% on a straight line basis
37.5% and above	50%

TSR Targets

Relative TSR determines the vesting of the other 50% of any LTIP award. The comparator group for the assessment of relative TSR performance at the time of the 2009 grant comprised Aegon, Allianz, Axa, Fortis, Friends Provident, Generali, ING, Legal and General, Lloyds Banking Group, Prudential, Royal Bank of Scotland, Royal and Sun Alliance, Standard Life and Zurich. HBOS had been delisted by the time the 2009 grant was made and so was not included in the comparator group. Friends Provident was delisted in November 2009.

TSR vesting operates as set out in Table 8 below:

Table 8: TSR vesting schedule for the 2009 award
TSR position over the three year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below Median	0%
Median	15%
Between median and upper quintile	Pro rata between 15% and 50% on a straight line basis
Upper quintile and above	50%

79
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

The same targets will apply for the 2010 LTIP awards. The comparator group will remain unchanged other than the removal of Friends Provident which will be replaced by Resolution Limited. The Committee has agreed a shortlist of companies that would be considered for inclusion in the comparator group, subject to final review, should any further member of the group be delisted.

Details of subsisting LTIP awards are provided on page 80 and Table 9 below shows the vesting projections (non-audited) of those awards as at 31 December 2009.

Table 9: Projections of vesting of subsisting LTIP awards
LTIP Award	31 December 2009 vesting projection (% of award)
Aviva LTIP 2009	50%
Aviva LTIP 2008	50%
Aviva LTIP 2007	50%

Details of the assumptions used in valuing the LTIP for accounting purposes can be found in “Financial statements IFRS – Note 26 – Equity compensation plans”. The vesting assumption made in respect of the 2010 award for accounting purposes is 50%.

      Since the LTIP has performance conditions attached to it, then one potential outcome is that neither performance condition is met and the whole of the LTIP lapses. Table 10 below has been drawn up to assist in understanding the potential value of the LTIP awards made to EDs in 2010 should the performance conditions be met in part or in whole.

Table 10: Potential value of 2009 LTIP awards (rounded to nearest £50)
LTIP	Andrew Moss	Philip Scott	Mark Hodges	Andrea Moneta*
	£	£	£	£
Face Value of grant	1,618,750	900,000	780,000	756,900
Threshold Vesting	485,600	270,000	234,000	227,100
Expected Value	936,950	520,900	451,500	438,100
Maximum Vesting	2,154,550	1,197,900	1,038,200	1,007,500

* Figures shown for Mr Moneta have been converted from Euro to Pound Sterling at the average exchange rate for 2009 of €1.12297 : £1.00

Assumptions are as follows:

—	Threshold vesting assumes TSR and ROCE elements vest at the minimum level, producing a 30% vesting of the total award. No share price growth is assumed;
—

Expected value, based on the vesting assumption made for accounting purposes, assumes TSR and ROCE elements vest at a combined rate of 50% of the total award. Share price growth of 5% per annum is assumed over the three year performance period;

—	Maximum vesting assumes both TSR and ROCE elements vest in full, producing a 100% vesting. Share price growth of 10% per annum is assumed over the three year performance period.

Andrea Moneta joined Aviva in July 2008 and does not have an LTIP award vesting in 2010.

At the end of the performance period for the 2006 LTIP grant, which vested in 2009, the Company was ranked 8th out of the 15 companies in the TSR comparator group (15% vesting) and ROCE was 36.0% (41.3% vesting). The total vesting was therefore 56.3%. The 43.7% of the award which did not vest lapsed.

The LTIP vesting history is set out in Table 11 below. Prior to the 2005 award, vesting history is based on an earlier LTIP plan, and the last award made under this plan was in 2004.

Table 11: Vesting history of LTIP awards
		Percentage of award vesting
Year of grant	Performance period	ROCE	TSR	Total
2002	January 2002 to December 2004	23.3	23.0	46.3
2003	January 2003 to December 2005	30.0	34.9	64.9
2004	January 2004 to December 2006	30.0	34.9	64.9
2005	January 2005 to December 2007	50.0	0.0	50.0
2006	January 2006 to December 2008	41.3	15.0	56.3

Aviva does not award additional shares for the dividends that were paid during the three year performance period on those shares that vest.

80
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Share Awards

Table 12 below sets out the current position of those share based awards made to EDs under current remuneration arrangements.
Table 12: ABP, OATTV Plan and LTIP awards
	At 1 January 2009 Number	Awards granted during year Number	Awards vesting during year Number	Awards lapsing during year Number	At 31 December 2009 Number	Market price at date awards granted1 Pence	Market price at date awards vested Pence	Vesting Date
Andrew Moss
Aviva Long Term Incentive Plan
— 2006	87,804	—	49,433	38,371	0	814.0	202.5	Mar-09
— 2007	136,540	—	—	—	136,540	778.5		Mar-10
— 2008	253,289	—	—	—	253,289	617.5		Mar-11
— 2009	—	632,324	—	—	632,324	245.0		Mar-12
Aviva Annual Bonus Plan
— 2006	47,648	11,024[8]	58,672	—	0	814.0	202.5	Mar-09
— 2007	64,273	—	—	—	64,273	778.5		Mar-10
— 2008	93,567	—	—	—	93,567	617.5		Mar-11
— 2009	—	195,876	—	—	195,876	245.0		Mar-12
One Aviva Twice the Value Bonus Plan
– 2008	93,567	—	—	—	93,567	598.0		Mar-11
– 2009	—	195,876	—	—	195,876	245.0		Mar-12
Philip Scott
Aviva Long Term Incentive Plan
— 2006	95,121	—	53,553	41,568	0	814.0	202.5	Mar-09
— 2007	107,282	—	—	—	107,282	778.5		Mar-10
— 2008	140,625	—	—	—	140,625	617.5		Mar-11
— 2009	—	351,562	—	—	351,562	245.0		Mar-12
Aviva Annual Bonus Plan
— 2006	47,138	10,907[8]	58,045	—	0	814.0	202.5	Mar-09
— 2007	58,647	—	—	—	58,647	778.5		Mar-10
— 2008	70,312	—	—	—	70,312	617.5		Mar-11
— 2009	—	127,054	—	—	127,054	245.0		Mar-12
One Aviva Twice the Value Bonus Plan
— 2008	52,734	—	—	—	52,734	598.0		Mar-11
— 2009	—	95,291	—	—	95,291	245.0		Mar-12
Mark Hodges
Aviva Long Term Incentive Plan
— 2006	44,207	—	24,888	19,319	0	814.0	202.5	Mar-09
— 2007	56,892	—	—	—	56,892	778.5		Mar-10
— 2008	97,450	—	—	—	97,450	617.5		Mar-11
— 2009	—	304,687	—	—	304,687	245.0		Mar-12
Aviva Annual Bonus Plan
— 2006	32,725	7,572[8]	40,297	—	0	814.0	202.5	Mar-09
— 2007	37,366	—	—	—	37,366	778.5		Mar-10
— 2008	55,785	—	—	—	55,785	617.5		Mar-11
— 2009	—	138,561	—	—	138,561	245.0		Mar-12
One Aviva Twice the Value Bonus Plan
— 2008	41,838	—	—	—	41,838	598.0		Mar-11
— 2009	—	103,921	—	—	103,921	245.0		Mar-12
Andrea Moneta[6]
Aviva Long Term Incentive Plan
— 2009	—	249,023	—	—	249,023	245.0		Mar-12
Aviva Annual Bonus Plan
— 2009	—	159,375	—	—	159,375	245.0		Mar-12
One Aviva Twice the Value Bonus Plan
– 2009	—	119,531	—	—	119,531	245.0		Mar-12

Notes

1.

The actual price used to calculate the ABP and LTIP awards is based on a three day average price. These were in 2006: 820p; 2007: 769p; 2008: 608p; 2009: 256p. The three day average price used to grant the 2008 OATTV Plan awards was 617p and in 2009 was 256p

2.	The performance period for all awards begins at the commencement of the financial year in which the award is granted.
3.	The performance conditions for awards granted and vested during 2009 are explained elsewhere in this report.
4.	The monetary value of awards will be calculated by multiplying the relevant number of shares by the market price at the date of vesting.
5.	The award date for the awards which vested in 2009 was 30 March 2006.
6.	The awards granted to Andrea Moneta were awarded before he was appointed to the board, and were held at the date of his appointment.
7.	The awards that vested in 2009 were released with the net amount being settled in shares and the balance settled in cash and used to pay the resulting tax liability.
8.	These figures relate to shares issued in lieu of dividends accrued during the deferral period.
9.

The aggregate net value of share awards granted to the directors in the period was £5.256 million (2008: £4.319 million). The net value has been calculated by reference to the market price at the date of grant.

81
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Performance graph

Table 13 below compares the TSR performance of the Company over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index, of which Aviva is a member.

The companies which comprise the current LTIP comparator group for TSR purposes were chosen on the basis of product and geographic match to Aviva and are listed above. The TSR graph for the comparator group has been plotted using the 20 companies (including Aviva) in the comparator group for pre-2005 grants, the 15 companies (including Aviva) in the comparator group for 2005-07 grants, the 16 companies (including Aviva) in the comparator group for the 2008 grant, and the 15 companies (including Aviva) in the comparator group for the 2009 grant.

Table 13: Aviva plc five year TSR performance against the FTSE 100 Index and the comparator group

EDs’ service contracts

Service contracts agreed with each ED incorporate their terms and conditions of employment. Contracts were last reviewed during 2006 bringing them in line with good market practice. The aim is to strike a fair balance between the Company’s and the employee’s interests taking into account good market practice. The key terms are set out in Table 14 below.

Table 14: EDs’ key terms and conditions of employment
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
Any amount is subject to phased payment and mitigation requirements.

Remuneration and benefits	As described in this Report the operation of the ABP, the OATTV Plan and LTIP is at the Company’s discretion and, in the case of the long term savings plans, at the trustees’ discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Holiday entitlement	30 working days plus public holidays.
Sickness	In line with senior management terms i.e. 100% basic salary for 52 weeks, and 75% thereafter.
Non-compete	During employment and for six months after leaving.
Contract dates	Director Andrew Moss Philip Scott Mark Hodges Andrea Moneta	Date current contract commenced 1 January 2007 15 November 2006 26 June 2008 29 September 2009

Share ownership requirements

An internal shareholding requirement was introduced in 2005 that the Group Chief Executive and any EDs should build, over a five year period, a shareholding in the Company equivalent to 175% of basic salary and 150% of basic salary respectively and no specific value per share was designated for the calculation. Shares held in compulsory bonus deferrals and performance shares held in unvested LTIPs are not taken into account in applying this test.

As at 31 December 2009, based on that day’s closing share price of 397.9p, Mr Moss’ shareholding of 239,848 shares represented 103% of his basic salary of £925,000 (his holding of 176,067 shares at 1 January 2009 represented 76% of his basic salary of £925,000 using the 31 December 2009 share price). As it currently stands, largely due to the volatile market conditions in the current economic climate, Mr Moss will not meet the internal shareholding requirement target of 1.5 x his salary by April 2010, although he is on target to meet the 1.75 x his salary by July 2012. Mr Scott’s shareholding of 512,652 shares represented 340% of his basic salary of £600,000 (his holding of 400,973 shares at 1 January 2009 represented 266%). Mr Hodges’ shareholding of 139,028 shares represented 106% of his basic salary of £520,000 (his holding of 100,086 shares at 1 January 2009 represented 77%). Mr Moneta’s shareholding of 394 shares represented 0% of his basic salary of €780,000 (£694,587 based on average exchange rate for 2009 of €1.12297: £1.00).

82
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

External Board appointments

Aviva recognises its senior executives can benefit from serving in a personal capacity as a NED of non Aviva Group companies. It is, at the same time, conscious of the corporate governance recommendations that EDs should take account of the time commitment required by a NED position and ensure any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of normally allowing senior executives to serve as a NED of one external company, subject to approval by the Board, and to retain any board fees.

The only ED who held an external NED appointment during 2009 was Philip Scott who was appointed to the Board of Diageo plc on 17 October 2007 and, following the announcement of his intended retirement from the Company, to the Board of Royal Bank of Scotland Group plc on 1 November 2009. As a NED of Diageo plc, Mr Scott received fees totalling £101,250 in 2009. As a NED of Royal Bank of Scotland Group plc, Mr Scott received fees totalling £25,000 in 2009.

All employee share plans

EDs are eligible to participate in a number of HMRC approved all employee share plans on the same basis as other eligible employees.

These plans include a free share element of the Aviva All Employee Share Ownership Plan (AESOP). Under this plan, eligible employees can receive up to a maximum of £3,000 per annum in shares based upon the profits of the Company’s UK businesses. The shares are free of tax subject to a retention period. In addition, the partnership element of the AESOP, which the Company also operates, allows participants to invest up to £125 per month out of their gross salary in the Company’s shares. There is no matching to this investment by the Company.

The Aviva SAYE allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a three, five or seven year HMRC approved savings contract, subject to a maximum savings limit of £250 per month.

Details of holdings under these plans can be found on page 85.

Dilution

Awards granted under the Aviva employee shares plans are met by the funding of an employee trust administered by an external trustee that acquires shares in the market. The current practice is that new issue shares will generally only be issued where it is not practicable to use the trust and the funding policy is kept under review by the Committee and the Board. Details of the shares currently held in the employee trust are set out in note 27 to the accounts.

During 2009 loans totalling of £53.6 million were made to RBC Trustees (CI) Limited to ensure sufficient shares were available to meet its ongoing liabilities.

NEDs

The NEDs, including the Chairman, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in Table 15 below.

Table 15: NED key terms of appointment

Provision	Policy
Period	Three year term which can be extended by mutual consent.
Termination	By the director or the Company at their discretion without compensation.
Fees	As described below.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Between 25 and 50 days per annum depending upon Board and committee requirements and corporate activity.
Non-compete	During term of directorship and for six months after leaving.
Appointment dates	Director	Date of last appointment on letter of appointment	Appointment end date on letter of appointment
	Mary Francis	1 October 2008	AGM 2012
	Richard Karl Goeltz	3 May 2007	AGM 2010
	Euleen Goh	1 January 2009	AGM 2011
	Carole Piwnica	30 May 2009	AGM 2012
	Lord Sharman	14 January 2008	AGM 2011
	Leslie Van de Walle	6 May 2009	AGM 2010
	Russell Walls	3 May 2007	AGM 2010
	Scott Wheway	5 December 2007	AGM 2010

It is the Company’s policy to set the fees paid to its Chairman and NEDs taking account of the median market payments in international companies of similar size and complexity. NEDs receive a basic annual fee in respect of their Board duties. A further fee is paid to NEDs (other than the Chairman) in respect of membership and, where appropriate, chairmanship of Board committees.

Fees are reviewed annually and are set by the Board to attract individuals with the required range of skills and experience. In determining the level of fees paid to the NEDs the Board receives recommendations from the EDs, who consider the NED’s duties and responsibilities, together with the time commitment required in preparing for and attending meetings, and the amounts paid by competitors and similar-sized companies.

83
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

The Chairman and NEDs do not participate in any incentive or performance plans or pension arrangements.

The Company’s Articles of Association provide that the total aggregate remuneration paid to the Chairman and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £1.5 million was approved by shareholders at the Company’s 2005 Annual General Meeting. The amount paid in 2009 was £1.165 million. EDs are remunerated under their service contracts and receive no additional fee for serving as directors.

NED fees payable from 1 April 2009 are set out in Table 16 below.

Table 16: NED fees from 1 April 2009

Chairman	£495,000
Board membership fee	£63,000
Additional fees are paid as follows:
Senior independent director	£20,000
Committee Chairman
— Audit	£35,000 (inclusive of committee membership fee)
— Corporate Responsibility	£10,000 (inclusive of committee membership fee)
— Remuneration	£20,000 (inclusive of committee membership fee)
— Risk and Regulatory	£20,000 (inclusive of committee membership fee)
Committee Membership
— Audit	£10,000
— Corporate Responsibility	£5,000
— Nomination	£5,000
— Remuneration	£10,000
— Risk and Regulatory	£5,000

Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s Annual General Meeting from 10.45am on Wednesday 28 April 2010 until the close of the meeting.

Directors’ remuneration in 2009

Table 17 below sets out the remuneration paid or payable to the directors in respect of the year to 31 December 2009. This section (Directors’ remuneration in 2009) and those sections headed “EDs’ pension arrangements” and “Share incentive plans” along with their associated footnotes have been subject to audit.

Table 17: Directors’ Remuneration in 2009

	Basic salary/fees		Bonuses[1]		ACAP		Benefits[2]		Total
	2009 £’000	2008 £’000	2009 £’000	2008 £’000	2009 £’000	2008 £’000	2009 £’000	2008 £’000	2009 £’000	2008 £’000
Chairman
Lord Sharman	495	490	—	—	—	—	—	15	495	505
Executive directors
Andrew Moss	925	914	1,029	752	463	463	74	91	2,491	2,220
Philip Scott	600	593	578	488	—	—	34	35	1,212	1,116
Mark Hodges	520	463	503	532	260	208	66	99	1,349	1,302
Andrea Moneta[3]	629	—	756	—	82	—	142	—	1,609	—
Non-executive directors
Nikesh Arora	44	69	—	—	—	—	—	—	44	69
Wim Dik	24	95	—	—	—	—	—	—	24	95
Mary Francis	103	99	—	—	—	—	—	—	103	99
Richard Goeltz	98	94	—	—	—	—	—	—	98	94
Euleen Goh	78	—	—	—	—	—	—	—	78	—
Carole Piwnica	83	87	—	—	—	—	—	—	83	87
Leslie Van de Walle	45	—	—	—	—	—	—	—	45	—
Russell Walls	108	107	—	—	—	—	—	—	108	107
Scott Wheway	88	77	—	—	—	—	—	—	88	77
Other members of the Executive Committee (not included above)	3,156	3,109	4,867	4,513	238	252	550	838	8,811	8,712
Total emoluments of directors	6,996	6,197	7,733	6,285	1,043	923	866	1,078	16,638	14,483

Notes

1.	Bonuses show the value at the date of award inclusive of the two-thirds of bonus which Aviva requires its EDs to defer into Aviva shares for three years.
2.

“Benefits”. All the EDs received life assurance benefits during the year that relate to the cost incurred by the Company of insuring the directors’ life and relevant spouses’ benefits which, had the director died during the year, could not have been wholly paid by the pension scheme and would therefore have been met by the Company had the insurance not been in place. The disclosure also includes the cost of private medical insurance and, where appropriate, accompanied travel, accommodation and car benefits. All the numbers disclosed include the tax charged on the benefits. No directors received an expense allowance during the year.

3.

Figures shown for Mr Moneta have been converted from Euro to Pound Sterling at the average exchange rate for 2009 of €1.12297 : £1.00. Further details of Mr Moneta’s benefits are contained in table 5. The grossed element for schooling and housing as outlined in table 5 will be delivered in 2010.

4.	For the purposes of the disclosure required by Schedule 5 to the UK Companies Act 2006, the total aggregate emoluments of the directors in respect of 2009 was £6.7 million (2008: £5.2 million).
5.	No compensation payment for loss of office was made to any director, or former director, during the year.
6.	Annual bonuses are one-third paid in cash and two-thirds deferred into shares for three years.

84
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Fees earned in 2009 by the NEDs are set out in Table 18 below.

Table 18: NEDs fees paid in 2009

			Committee Chairman/Membership
	Board membership fees	Senior independent director	Remuneration	Audit	Nomination	Corporate Responsibility	Risk and Regulatory	Total fees
Lord Sharman, Chairman	£495,000							£495,000
Nikesh Arora	£37,714				£2,993		£2,993	£43,700
Wim Dik	£20,756					£1,647	£1,647	£24,050
Mary Francis	£63,000		£10,000	£10,000	£397		£19,375	£102,772
Richard Goeltz	£63,000	£20,000		£10,000	£5,000			£98,000
Euleen Goh	£63,000			£10,000		£5,000		£78,000
Carole Piwnica	£63,000		£10,000			£10,000		£83,000
Leslie Van de Walle	£41,238		£2,623				£1,373	£45,234
Russell Walls	£63,000			£35,000	£5,000		£5,000	£108,000
Scott Wheway	£63,000		£20,000			£5,000		£88,000

Following a review in March 2009 of Aviva’s fees against market benchmarks the following changes in NEDs’ emoluments were made with effect from 1 April 2009:

—	The fee for chairing the Risk and Regulatory Committee (inclusive of membership fee) was increased from £17,500 pa to £20,000 pa (an increase of 14.3%)
—	A new fee of £10,000 (inclusive of membership fee) was introduced for chairing the Corporate Responsibility Committee
—	Other fees remained unchanged

The following changes to NED responsibilities took place during the year:

—	Nikesh Arora ceased to be a member of the Board, Nomination Committee and Risk and Regulatory Committee on 5 August 2009.
—	Wim Dik retired from the Board, Corporate Responsibility Committee and Risk and Regulatory Committee on 29 April 2009.
—	Leslie Van de Walle joined the Board on 6 May 2009 and joined the Remuneration Committee and Risk and Regulatory Committee on 24 September 2009.
—	Mary Francis joined the Nomination Committee on 2 December 2009.

Senior executives’ remuneration

The total compensation paid during the year to key management personnel, being those having authority and responsibility for planning, directing and controlling the activities of the Company, including the Company’s EDs and NEDs (as required to be disclosed by International Accounting Standard 24) was £61 million (2008: £53 million) and is set out in “Financial statements IFRS – Note 56 – Related party transactions”.

EDs’ pension arrangements

The positions of the EDs with respect to accumulated pension benefits under the defined benefits section of the ASPS is set out in Table 19 below.

Table 19: EDs’ Pension Benefits

	Andrew Moss £’000	Philip Scott £’000	Mark Hodges £’000	Andrea Moneta £’000
Benefit Type	Defined benefit	Defined benefit	Defined benefit	Defined contribution
Accrued annual pension at 31 December 2008	21	395	81	—
Accrued annual pension at 31 December 2009	22	400	85	—
Gross increase in accrued pension over the year	1	5	4	—
Increase (decrease) in accrued pension net of inflation over the year	—	(15)	—	—
Employee contributions during the year	—	8	—	—
Defined contribution employer contributions during the year	—	—	—	61

Transfer value of accrued pension at 31 December 2008	231	6,300	660	—
Transfer value of accrued pension at 31 December 2009	350	7,544	1,062	—
Change in transfer value during the period less employee contributions	119	1,236	402	—
Transfer value of net increase (decrease) in accrued pension less employee contributions	17	(279)	50	—
Age at 31 December 2009 (years)	51	55	44	44

Notes .

1.	Accrued pensions shown are the amounts that would be paid annually on retirement based on service to the end of the year.
2.	Benefits deriving from Additional Voluntary Contributions (AVCs) paid by directors are excluded from the amounts above.
3.

The change in transfer value allows for fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as changes in stock market conditions. The transfer values have been calculated in line with the relevant legislation and using actuarial assumptions agreed by the Trustee. These assumptions were revised during the year resulting in higher transfer values.

4.

Mr Scott opted out of the ASPS on 30 June 2009. For the first 3 months of 2009 Mr Scott made regular member contributions of 5% of salary. Mr Scott then switched to making salary sacrifice contributions at the same rate for the final three months of his Scheme membership. Salary sacrifice contributions are excluded for the figures above.

5.	Mr Moneta opted out of the Scheme on 30 June 2009. Contributions shown are for the period to this date.
6.	No former Directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the benefits first became payable, or 31 March 1997.
7.	The transfer value of net increase (decrease) in accrued pension shows the value of the increase (decrease) in accrued pension net of inflation, over the year net of contributions.

85
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

No former Directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the Benefits first became payable, or 31 March 1997.

Share incentive plans

Details of the EDs who were in office for any part of the financial year, and hold or held options to subscribe for ordinary shares of the Company or hold or held awards over shares in the Company, pursuant to the Company’s share based incentive plans, are set out in Table 20 below.

Savings related share options in Table 20 refer to options granted under the HMRC approved SAYE. Options are normally exercisable during the six month period following the end of the relevant (three, five or seven year) savings contract.

Table 20: EDs’ options to subscribe for, or awards over, Company shares

	At 1 January 2009 Number	Options granted during year number	Options exercised during year Number	Options lapsing during year Number	At 31 December 2009 Number	Exercise Price Pence	Exercise Period
Mark Hodges Savings related options 2007	1,705	—	—	—	1,705	563.0	December 2010 — May 2011
Andrew Moss Savings related options 2005	3,279	—	—	—	3,279	491.0	December 2010 — May 2011
Philip Scott Savings related options 2008	2,341	—	—	—	2,341	410.0	December 2011 — May 2012

The mid-market price of an ordinary share in the Company on 31 December 2009, being the last business day of the year, was 397.9p, and the mid-market prices during the year ranged from 163.3p to 467.5p. During the year, no share options were exercised by directors (2008: nil options exercised).

Directors’ interests in Aviva shares

The interests held by each person who was a director at the end of the financial year in the ordinary shares of 25 pence each in the Company are shown in Table 21 below. All the disclosed interests are beneficial. The table also summarises the interests in shares held through the Company’s various share incentive plans. Details of the options and long term incentive awards are shown below.

Table 21: Directors’ interests in Aviva Shares

	Shares[1]		ABP[2]		LTIP[3]		OATTV Plan[4]		Options[5]
	1 January 2009	31 December 2009	1 January 2009	31 December 2009	1 January 2009	31 December 2009	1 January 2009	31 December 2009	1 January 2009	31 December 2009
Mary Francis	1,800	1,800	—	—	—	—	—	—	—	—
Richard Karl Goeltz	2,500	2,500	—	—	—	—	—	—	—	—
Mark Hodges	100,086	139,028	125,876	231,712	198,549	459,029	41,838	145,759	1,705	1,705
Andrea Moneta[7]	73	394	—	159,375	—	249,023	—	119,531	—	—
Andrew Moss	176,067	239,848	205,488	353,716	477,633	1,022,153	93,567	289,443	3,279	3,279
Carole Piwnica	2,500	2,500	—	—	—	—	—	—	—	—
Philip Scott	400,973	512,652	176,097	256,013	343,028	599,469	52,734	148,025	2,341	2,341
Lord Sharman	20,000	33,531	—	—	—	—	—	—	—	—
Leslie Van de Walle Russell Walls	— 4,000	2,485 4,000	— —	— —	— —	— —	— —	— —	— —	— —
Scott Wheway	1,677	13,579	—	—	—	—	—	—	—	—
Other members of the Executive Committee (not included above)	189,223	309,581	280,721	621,776	961,686	2,508,373	171,017	611,960	28,837	26,757

Notes

1.

“Shares” are the directors’ beneficial holdings in the ordinary shares of the Company and in respect of the EDs include shares held in trust under the Company’s AESOP being shares purchased by them under the partnership element and shares granted under the free share element.

2.

ABP relates to entitlements to shares arising through the Aviva Annual Bonus Plan. Under these plans some of the earned bonuses are paid in the form of shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but a proportion of the shares can be forfeited if the executive leaves service before the end of the period.

3.	Awards granted under the LTIP which vest only if the performance conditions are achieved.
4.	OATTV Plan awards are granted as a match to the bonus plan awards under the ABP and vest only if the performance conditions are achieved.
5.	“Options” are options over shares granted under the SAYE scheme in respect of one member of the Executive Committee. “Options” include those granted under the Executive Share Option plans.
6.	The interests of connected persons to the Directors are included in the Directors’ interests above.
7.	Andrea Moneta was appointed as a director on 29 September 2009. On this date he held 394 shares, 159,375 bonus plan awards, 249,023 long term incentive awards, 119,531 OATTV Plan awards and 0 options.

The following changes to directors’ interests which relate to shares acquired each month under the partnership element of the AESOP during the period 1 January 2010 to 25 February 2010 have been reported to the Company.

Number of shares
Philip Scott	64
Mark Hodges	63

86
Aviva plc Annual Report on Form 20-F 2009	Directors’ remuneration report continued

Developments in 2010

Patrick Regan

Mr Regan joined the Board of Aviva as Chief Financial Officer on 22 February 2010. As part of the recruitment offer made to Patrick Regan, the Committee agreed to compensate Mr Regan for the loss of unvested Willis Group Holdings Limited restricted shares and stock options and for loss of the bonus which would have been paid to him by Willis Group Holdings Limited for the 2009 financial year. This will be in the form of a restricted share award to the value of £1.65 million which is subject to clawback provisions and will be granted on the earliest permitted date after Mr Regan’s date of joining, a deferred share award to the value of £283,333 which is subject to clawback provisions and will be granted in March 2010 and a cash bonus of £141,667 which is payable in March 2010. Mr Regan’s basic salary is £600,000 per annum and the other elements of his remuneration follow the policies in practice for EDs as outlined earlier in this report.

Philip Scott

Philip Scott retired from the Board on 26 January 2010 but will still be employed by Aviva until 31 July 2010. His ABP for 2008 and 2009 will vest immediately. His LTIP and OATTV Plan awards for 2008 and 2009 will vest to the extent the Committee determines that the performance conditions have been met and mirroring the good leaver provisions in accordance with the Plan rules. As discussed in the 2008 Annual Report and Accounts Mr Scott will receive a non-discounted pension with effect from January 2012 and, from 1 October 2010, will be providing consultancy services to the Group for a limited period.

Michael Hawker

Michael Hawker joined the Board of Aviva as a NED on 1 January 2010. He will be paid a fee of £63,000 per year as a member of the Board and an additional £5,000 per year as a member of the Risk and Regulatory Committee.

Scott Wheway

Chairman, Remuneration Committee

3 March 2010

87
Aviva plc
Annual Report on Form 20-F 2009
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Shareholder information

In this section

88 Major shareholders and related party disclosures
89 Dividend Data
89 Controls and procedures
90 Audit committee financial expert
90 Code of ethics
90 Regulation

Shareholder information

88
Aviva plc Annual Report on Form 20-F 2009	Shareholder information

Major shareholders and related party disclosures

Major shareholders

The Financial Services Authority Disclosure and Transparency Rules 2006 provide that a person or corporate entity that acquires an interest of 3% or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%.

Based on notifications received up to 31 December 2009, no shareholder held a beneficial interest of 5% or more in Aviva ordinary shares at 31 December 2009 or at any point in the preceding three financial years.

We are required under the Financial Services Authority Listing Rules to disclose in the directors’ report to our annual financial statements all notifications received since our previous annual report. We have summarised below the notifications received during last three financial years: 2007, 2008 and 2009.

The table below summarises the shareholders with at least 3% ownership of our outstanding ordinary shares as of 3 March 2010 according to notifications received from our shareholders. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

	Total number of shares held	% of total issued shares/ % of voting rights
Blackrock Inc[1]
– Non-beneficial interest (shares held nominally on behalf of others)	140,757,642	5.09%
Axa S.A. and its Group companies
– Held beneficially	88,336,674	3.19%
– Non-beneficial interest	18,451,502	0.67%
Legal & General Group plc
– Held beneficially	116,354,795	4.24%
1.

On 1 December 2009, Barclays Group sold Barclays Global Investors business to BlackRock Inc, resulting in BlackRock holding 140,757,642 shares, or 5.09%, of voting rights of which 2,081,107 shares, or 0.08%, are held in CFDs

To the best of our knowledge, except as set forth in the table above, no other shareholder held more than 3% of our outstanding ordinary shares as of 3 March 2010.

As at 27 February 2008	Total number of shares held	% of total issued shares/ % of voting rights
Barclays plc
– Non-beneficial interest	133,026,405	5.08%
Axa S.A. and its Group companies
– Held beneficially	28,520,097	1.10%
– Non-beneficial interest	230,932,552	8.90%
Legal & General Group plc
– Held beneficially	104,107,838	4.01%

As at 27 February 2007	Total number of shares held	% of total issued shares/ % of voting rights
Barclays plc
– Non-beneficial interest	153,862,359	5.99%
Axa S.A. and its Group companies
– Held beneficially	29,277,260	1.14%
– Non-beneficial interest	232,943,181	9.08%
Legal & General Group plc
– Held beneficially	93,312,175	3.65%

As at 1 March 2006	Total number of shares held	% of total issued shares/ % of voting rights
Barclays plc	109,751,163	4.57%
Legal & General Group plc	81,072,340	3.38%

At 31 December 2009, 329,318 of our ordinary shares, representing 0.012% of our issued and outstanding shares as of such date, were held by 1,069 shareholders of record in the US.

Related party transactions

For more information relating to related party transactions, including more information about the transactions described below, please see “Financial Statements IFRS – Note 56 – Related party transactions”.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated on consolidation.

However, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investments Companies, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of International Accounting Standard (“IAS”) 24. The balances are included in the Group’s statement of financial position at fair value or amortized cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Directors and key management

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2009 £m	2008 £m	2007 £m
Salary and other short-term benefits	39	38	40
Post-employment benefits	5	3	4
Equity compensation plans	16	9	14
Termination benefits	1	3	2
Total	61	53	60

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, or be granted mortgages marketed by Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the disclosed transactions discussed above and in the “Governance” section of this report, no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

Other related parties

The Group received income from other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm’s length commercial terms.

Services provided to other related parties

		2009		2008		2007
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	49	3	61	3	58	2
Joint ventures	17	328	20	300	26	169
Employee pension schemes	9	2	24	6	26	6
	75	333	105	309	110	177

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies listed in the, “Financial Statements IFRS – Note 16 – Interests in, and loans to,

89
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

associates.” Under management service agreements with these associates, our UK life insurance companies provide administration services, the cost of which is recharged to the RBS companies. In addition, our fund management companies provide fund management services to these associates, for which they charge fees based on the level of funds under management.

Transactions with joint ventures relate to the property management undertakings. At 31 December 2009, there were 18 such joint ventures, the most material of which are listed in the “Financial statements IFRS – Note 15 – Interests in, and loans to, joint ventures.” Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities and our fund management companies charge fees for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in “Financial Statement IFRS – Note 44(e)(iv) – Pension obligations.”

The other related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in “Financial Statements IFRS – Note 48(j) – Contingent liabilities and other risk factors – Other.”

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in “Financial Statements IFRS – Note 15 – Interests in, and loans to, joint ventures”. Total loans at 31 December 2009 and at the end of each of the last three financial years are shown in the table below:

	2009 £m	2008 £m	2007 £m
Loans to joint ventures	327	297	167

These constitute loans to joint ventures to fund shopping, business or distribution centres or properties in Europe, as well as a film studio development in the UK. The largest of these is part of a facility granted in November 2005 and had a balance of £255 million as of 31 December 2009 and bears an interest rate of 8%.

Dividend Data

Our dividend policy is to sustain a target dividend cover of between one and a half and two times our adjusted operating profit after tax before amortisation of goodwill and adjusting items. Under UK company law, we may only pay dividends if the company has “distributable profits” available. “Distributable profits” are accumulated, realised profits not previously distributed or capitalised, less accumulated, unrealised losses not previously written off based on IFRS. Even if distributable profits are available, we pay dividends only if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and the payment of the dividend does not reduce the amount of our net assets to less than that aggregate.

As a holding company, we are dependent upon dividends and interest from our subsidiaries to pay cash dividends. Many of our subsidiaries are subject to insurance regulations that restrict the amount of dividends that they can pay to us.

Historically, we have declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions set out above, the payment of interim dividends on ordinary shares is made at the discretion of our Board of Directors, while payment of any final dividend requires the approval of our shareholders at a general meeting. Preference shares are irredeemable and dividends on preference shares are made at the discretion of our Board of Directors.

We pay our cash dividends in pounds sterling, although our Articles of Association permit payment of dividends on ordinary shares in other currencies and in forms other than cash, such as ordinary shares. If dividends on ordinary shares held by the American Depositary Shares (“ADS”) depositary are paid in pounds sterling, the ADS depositary will convert the pounds that it receives on behalf of the ADS holders into US dollars according to the prevailing market rate on the date that the ADS depositary actually receives the dividends.

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through our scrip dividend scheme. For the 2008 interim dividend the scrip dividend scheme was replaced by a dividend reinvestment plan (“DRIP”). For those shareholders participating in the DRIP, we paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend we withdrew the DRIP and reintroduced the scrip dividend scheme. The scrip dividend scheme operated for the 2009 interim dividend and will operate for the 2009 final dividend.

An interim dividend is generally paid in November of each year. A final dividend is proposed by our Board of Directors after the end of the relevant year and generally paid in May. The following table shows certain information regarding the dividends that we paid on ordinary shares for the periods indicated in pounds sterling and converted into US dollars at the noon buying rate in effect on each payment date.

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2005	9.83	16.90	17.44	32.82
2006	10.82	20.49	19.18	37.88
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009[1]	9.00	14.75	15.00	—
1.	The 2009 final dividend is subject to shareholder approval at the 2010 AGM. The final exchange rate used to convert the sterling dividend into US dollars will be that on the payment date, 17 May 2010.

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group Chief Executive and Group Chief Financial Officer, the effectiveness of the disclosure controls and procedures as at 31 December 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Aviva’s evaluation, the Group Chief Executive and Group Chief Financial Officer concluded that as of 31 December 2009 Aviva’s disclosure controls and procedures

90
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports Aviva files and submits under the Securities Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group Chief Executive and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Audit committee financial expert

The Board has determined that Russell Walls, Richard Goeltz and Euleen Goh all qualify as audit committee financial experts within the meaning of Item 16A of Form 20-F, and that Russell Walls, Richard Goeltz and Euleen Goh are all independent as defined by the New York Stock Exchange Corporate Governance Standards.

Code of ethics

The company has adopted a code of ethics for its group chief executive, chief financial officer, general auditor and group chief accounting officer as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no amendments to, or waivers from, the code of ethics relating to any of those officers. The code of ethics was filed on 7 October 2009 as an exhibit to our Form 20-F registration document.

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

Overview of regulation as it affects our business

Our principal insurance and investment operations are in the United Kingdom, Europe, North America and the Asia Pacific region. We are therefore subject to financial services regulation in these regions, which is discussed below.

United Kingdom

The Financial Services Authority

In the UK, the Financial Services Authority (the “FSA”) is the single regulator for all authorised persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorised to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of persons which the FSA has authorised to conduct such business (“Authorised Persons” or “Authorised Firms”).

Under the Financial Services and Markets Act 2000 (“FSMA”), no person may carry on or purport to carry on a regulated activity by way of business in the UK unless he is an Authorised Person or an exempt person. A firm which is granted permission by the FSA to carry on regulated activities becomes an Authorised Person for the purposes of FSMA. “Regulated activities” are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include banking, insurance and investment business, stakeholder pension schemes, insurance mediation and certain mortgage mediation and lending activities.

Authorised Firms must at all times meet certain threshold conditions, which include having adequate resources for the carrying on of its business and being a fit and proper person, having regard to all the circumstances. Authorised Firms must also comply with the FSA’s Principles for Business, which are 11 high level principles for conducting financial services business in the UK. These include the maintenance of adequate systems and controls, treating customers fairly and communicating with customers in a manner that is clear, fair and not misleading.

The FSA’s regulation of the group

A number of the Group’s UK subsidiaries are directly authorised and regulated by the FSA. The regulated subsidiaries include our insurance companies (e.g. the UK Life and UK General Insurance companies), asset managers (Aviva Investors) and intermediaries (UK Healthcare and RAC Motoring Services). Aviva plc, although not directly authorised by the FSA, does itself come within the scope of regulation by virtue of being the ultimate insurance holding company in the Group. In line with requirements under the Insurance Groups Directive, Group solvency returns are required to be prepared at Aviva plc level.

The FSA regime is built on the basic principle that a firm should have systems and controls, including risk management, which are appropriate to the size, complexity and diversity of its business.

Approved persons and controllers

The FSA regime is also predicated on the principle of senior management responsibility. The directors and senior managers holding positions of significant influence of each of the Group’s regulated entities are individually registered with the FSA under the “Approved Person” regime, and can be held directly accountable to the FSA for control failings in those firms. A number of senior managers at Group level have also been registered as Approved Persons for the regulated subsidiaries, even though they are neither directors nor senior managers of these firms. This recognises that these managers exert significant influence over the regulated subsidiaries, because they are responsible for key parts of the Group’s control framework on which the regulated subsidiaries place reliance.

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

91
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

control, the FSA must be satisfied both that the acquirer is a fit and proper person and that the interests of consumers would not be threatened by this acquisition or increase of control.

Control over a UK Authorised Firm (“A”) is acquired if the acquirer holds 10% (or 20% if the Authorised Firm is an insurance intermediary) or more of the shares in A or a parent undertaking of A (“P”); is able to exercise significant influence over the management of A or P by virtue of his shareholding in that company; is entitled to exercise, or control the exercise, of 10% (20% in the case of an insurance intermediary) or more of the voting power of A or P, or is able to exercise significant influence over the management of A or P by virtue of his voting power in that company. Increases in “control”, once they reach thresholds of 20%, 33% and 50% of the shares or voting power of an Authorised Firm or one of its parent undertakings, also requires the consent of the FSA.

In order to determine whether a person or a group of persons is a “controller” for the purposes of FSMA, the holdings (shares or voting rights of the person and his “associate”), if any), are aggregated.

FSA conduct of business rules

The FSA’s Conduct of Business (“COB”) Rules apply to every Authorised Firm carrying on regulated activities and regulate the day to day conduct of business standards to be observed by Authorised Persons in carrying on regulated activities.

The COB Rules are principle based and the scope and range of obligations imposed on an Authorised Firm will vary according to the scope of its business and range of the Authorised Firm’s clients. Generally speaking, however, the obligations imposed on an Authorised Firm by the COB Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the Authorised Firm, meet certain standards of product disclosures (including fee and remuneration arrangements), ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, controls on the range and scope of advice given, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Day to day supervision

The FSA’s day to day supervision of Aviva is conducted by a dedicated team within its Major Retail Groups Division. The

FSA takes a risk based approach to its regulatory activity, concentrating its resources on those firms and activities which it assesses pose the greatest potential threats to its four statutory objectives of:

—	maintaining confidence in the financial system
—	promoting public understanding of the financial system
—	securing the appropriate degree of protection for consumers – reducing the extent to which it is possible for a business to be used for a purpose connected with financial crime

Given our size, and the extent of our share of the UK retail market, a major issue within our business which causes concern for the FSA could have a very significant impact on these objectives. The FSA therefore aspires to have a “close and continuous” relationship with us. In practice, this means that a wide range of Group, Regional and UK Business Unit senior managers have regular scheduled ‘close and continuous’ meetings with the FSA, and other meetings and discussions on specific issues take place as the need occurs. The FSA also undertake in-depth assurance work on inherent risks and adequacy of controls in key areas. This adds up to weekly or even daily FSA interaction at both UK Business Unit and Group level, although contact at a Regional level would be less frequent.

The FSA also periodically conducts a formal ARROW review of Aviva (which stands for Advanced Risk-Responsive Operating framework), to assess the level of risk that the Group poses to each of the FSA objectives. The last full risk assessment was conducted in 2009 and the next full risk assessment is due to start in the first half of 2011. The resulting risk mitigation programme (“RMP”) itemises those areas of potential risk or weakness where the FSA particularly wishes us to focus attention. The risk assessment and RMP are updated on an on-going basis between each ARROW review.

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

The FSA has highlighted in its 2010 Business Plan that it expects to focus on:

—	Delivering effective supervision backed by credible deterrence in enforcement.
—	Continuing to embed the organsational and cultural change needed to implement intensive supervision.
—	The policy reform programme driven by the Turner Review and the wider policy agenda mandated by the European Union.
—	Playing a role i promoting financial stability should the Financial Services Bill be enacted.

Outside of the UK, each Aviva business is regulated by its own national regulator(s). However, overseas operations are also within the remit of the FSA for two main reasons:

The structure of the Group means that the great majority of the overseas operations are owned, ultimately, by Aviva International Insurance (AII), a UK regulated insurance company. In its regulation of AII, the FSA has a legitimate interest in the systems and controls by which the Group manages its overseas businesses, to ensure that financial shocks do not flow through to the UK.

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

The FSA aims to play a leading role in the development of both EU and international regulation. It is, in particular, at the vanguard of the movement towards risk based insurance regulation. The FSA is adopting an 'outcomes-based' approach to regulation. In line with this FSA continues to place increasing weight on the ‘Treating Customers Fairly’ principle. More recently FSA has rewritten the conduct of business rules to remove many of the more granular requirements.

Intervention and enforcement

The FSA has extensive powers to investigate and intervene in the affairs of Authorised Firms and is obliged under FSMA to monitor compliance with the requirements imposed by, and to enforce the provisions of, FSMA, related secondary legislation and the rules made thereunder.

92
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

The FSA’s enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person’s status. The FSA may also vary or revoke an Authorised Firm’s permission to protect the interests of consumers or potential consumers, or if the Authorised Firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where persons have suffered loss.

In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under FSMA and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA’s stated policy is to pursue criminal prosecution in all appropriate cases.

The Financial Services Compensation Scheme (“FSCS”)

The FSCS is intended to compensate individuals and small businesses for claims against an Authorised Firm where the Authorised Firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Under a new funding system that started on 1 April 2008, for the purposes of funding FSCS compensation costs, the FSCS levy is split into five broad classes:

—	Deposits
—	Long-term insurance and savings
—	General insurance
—	Investments
—	Home finance

With the exception of the deposits class, each broad class is divided into two sub-classes based on provider/intermediation activities. Each of the “sub-classes” is made up of firms which are providers or intermediaries and engage in similar styles of business with similar types of customer.

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

Capital and solvency rules for insurers

Under the FSA Handbook, a UK insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (the “MCR”). Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the “ECR”). The ECR is intended to provide a more risk responsive and “realistic” measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the FSA refers to as the “twin peaks” approach. The two separate peaks are:

—	The requirement comprised by the mathematical reserves plus the “long term insurance capital requirement” (the “LTICR”), together known as the “regulatory peak”; and
—

A calculation of the “realistic” present value of the insurer’s expected future contractual liabilities together with projected “fair” discretionary bonuses to policyholders, plus a risk capital margin, together known as the “realistic peak”.

The regulatory peak implements the Solvency I Directives, the latter forming part of the European Commission’s efforts to achieve a single European market for financial services. The LTICR is made up of several components, but in general is equal to approximately 4% of the mathematical reserves, although the formula varies according to the type of business written.

All insurers must also assess for themselves the amount of capital needed to back their business (“Individual Capital Assessments”). If the FSA views the result of this assessment as insufficient, the FSA may draw up its own Individual Capital Guidance for the firm, which can be imposed as a requirement on the scope of the Authorised Firm’s permission.

Long term assets and liabilities

Where a UK insurer carries on life insurance business, then long term business assets and liabilities – namely those assets and liabilities relating to life and health insurance policies – must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

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

Distribution of profits and with-profits business

For UK authorised life insurers carrying on with-profits business, the FSA’s rules requires that once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the “relevant minimum” (as defined in the FSA Handbook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based on the percentage of the relevant surplus previously allocated to eligible policyholders.

Reporting requirements

Under the FSA Handbook, insurance companies must file with the FSA their audited annual accounts and statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations such as claims payments to policyholders) of an insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the

93
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

company has maintained the required minimum margin of solvency throughout the year. The directors must also certify that the company has completed its return to the FSA properly in accordance with the FSA’s instructions and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the FSA Handbook.

UK winding up rules

The general insolvency laws and regulations applicable to UK companies are modified in certain respects in relation to UK insurance companies, where direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding-up by the court or a creditors’ voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under section 311 of FSMA, reduce the amount of one or more of the insurance company’s contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures for securing the transfer of all or part of the business to another insurance company.

FSMA provides further protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer’s business so far as it consists of carrying out the insurer’s contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

The European Union (“EU”)

In addition to its UK businesses Aviva is also currently active in 14 of the 27 EU member states through wholly owned subsidiary and joint venture companies. These companies are subject to the laws and regulation of the EU member state in which they are based. However, as progress continues towards the creation of a single market in financial services, EU legislation will continue to have a significant influence on the legislative environment both in the UK and other EU markets.

The EU operates by promulgating Directives that must be implemented into local national legislation within each EU member country. Directives set the minimum standards for the appropriate national legislatures to meet, but leave it up to the legislatures to decide just how they should be implemented. National governments are generally free to include restrictions in their laws beyond those required by a directive but may not pass laws that do not meet the minimum standard. Directives are written at a fairly high level of detail and consequently implemented in more detail at national level according to the local legal system. Still higher levels of detail may be imposed through the rules and regulations of national regulators. In the case of financial services businesses these rules can be extensive.

EU financial services regulation is based on the principle of ‘home country control’ under which the home country regulator is responsible for monitoring compliance with all applicable regulation. For life and non-life insurance business the home country control principle was implemented through the Third Life and Non-Life Directives during the mid 1990’s. This regime places the responsibility for such issues as solvency, actuarial reserves and investment of assets as well as certain governance issues on the home country regulator. Consequently most companies that have been licensed to conduct insurance business in one member state may conduct business or apply to ‘passport’ into all other member states without having to be separately licensed in each. The general exception is selling activity which continues to be regulated by the state in which the sale takes place.

Insurance Groups Directive (“IGD”)

The EU has promulgated the Insurance Groups Directive (“IGD”), which requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

—

An adjustment to the solo supervision solvency calculation in relation to participating interest in other insurance undertakings in order to eliminate “double-gearing” (the use of the same regulatory capital in more than one entity of a group).

—	An additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking.
—

The introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions.

—	Further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

Since 31 December 2006 the group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a “hard” test (i.e. it constitutes a requirement to maintain the group capital resources, rather than simply to make the calculation) under the FSA Handbook.

Reinsurance directive

On 16 November 2005, the Council and the European Parliament adopted Directive 2005/68/EC on reinsurance (the “Reinsurance Directive”) which member states were obliged to transpose into national law by 10 December 2007. The Reinsurance Directive requires that all reinsurance undertakings be authorised in their home member state. To obtain that authorisation, they will need to meet strict requirements. Once they have done so, they will be free to carry out their activity anywhere in the EU through the single market passport. The FSA has implemented the requirements of the Directive by changing its Handbook with effect from 31 December 2006.

Distance marketing directive

Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:

—	Setting minimum standards for information that must be provided to consumers before entering into a financial services contract by “distance means”.
—	For certain products and services, giving a cooling-off period, which for general insurance is 14 days, in which a consumer may, without penalty, cancel such a contract.

Insurance mediation directive

Under the Insurance Mediation Directive, EU member states are required to establish a framework to:

—	Ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements.
—	Ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch.

94
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

—

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

The Capital Requirement Directive which came into force on 1 January 2007 sets out for the first time directive-based capital requirements for all investment firms brought into regulation by MiFID.

International Financial Reporting Standards (“IFRS”)

The standards drafted by the International Accounting Standards Board (“IASB”) have been mandatory for about 7,000 EU listed companies since 1 January 2005. For standards on insurance contracts a two phased approach has been adopted by the IASB. Under the interim solution adopted as IFRS 4 Insurance Contracts, insurers apply a variety of existing local accounting practises subject to a number of adjustments. Proposals for a final standard for accounting for insurance contracts are currently under review but might not be agreed before 2011 or later.

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

Since the approval, the focus has been on the development of the Level 2 implementing measures advice published by the CEIOPS which fill in the detail under Level 1 and focused on technical issues. Aviva has been actively participating in the process by providing responses to the CEIOPS as well as participating in the key European industry working groups who provide the voice of industry in on-going negotiation in Brussels.

The formal CEIOPS consultation process has already closed and the European Commission are now considering the wording on the implementing measures that will be finalised by the end of 2010. Full implementation of Solvency II will be required in October 2012.

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

In both Spain and Italy where we operate through joint ventures with local banks and savings institutions there has been significant progress in revising local regulation and strengthening among others governance, mediation and disclosure requirements.

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

The European Commission has adopted draft legislation that will create a European Systemic Risk Board (ESRB) and set up a European System of Financial Supervision (ESFS). The ESFS will be composed of national supervisors and three new European Supervisory Authorities (ESAs) for banking, insurance and securities. The ESAs will have powers to develop technical standards and guidelines and direct national supervisors to take action or refrain from action in cases where national supervisors cannot reach agreement between them and where the Commission has decided that an emergency situation exists. The Commission is now looking to the Council and Parliament for rapid adoption so that the new structures can begin functioning in 2010.

95
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

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

Federal initiatives

While the National Association of Insurance Commissioners (“NAIC”) has no statutory powers, its members are the insurance commissioners in each state and it acts as a forum to develop and propose model laws and regulations. Each state then decides whether to adopt the NAIC model laws or regulations and each state may make changes to the adoption process. However, the models are generally widely adopted. An example is the “Suitability in Annuity Transactions Model Act” which has been widely adopted by states for a broad range of transactions.

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

In addition to the OFC there have been legislative proposals for federal reform in the US. The legislation that is currently pending would impose stricter prudential standards on systemically significant financial companies ,higher risk financial activities and introduce new mechanisms for resolving failures of significant financial companies. The legislative proposals require additional stress testing and reporting on a regular basis. In addition, a federal insurance office (‘FIO’) will be established with a remit to monitor the insurance industry, co-ordinate federal efforts and develop federal policy on international insurance matters. While the FIO will have no regulatory authority over the business of insurance it will be required to conduct a study of how to improve and modernise insurance regulation and report to Congress no later than one year after the proposed legislations comes into force.

Additionally, there is active discussion within the NAIC of moving to a principles-based valuation system for the setting of reserves and capital for life insurance companies. This could change our statutory reserve and capital requirements significantly and it is not possible to estimate the impact on our financial condition and results of operation at this time.

On 17 December 2008 the SEC voted in favour of adopting a new rule 151A under the Securities Act of 1933, as amended. The effect of the rule change is to bring indexed annuity products within SEC regulation on a similar basis as the so called “variable” products which are regulated as securities. The rule was set to become effective on 12 January 2011 and apply to equity indexed annuities issued on or after that date. However, after a legal challenge by several life insurers in the US Court of Appeals for the D.C. Circuit, the court remanded rule 151A back to the SEC on 21 July 2009, requesting further technical analysis. One of the life insurers involved requested the Court to delay the effective date of the rule change to two years after SEC completes their analysis. The SEC has now consented to the delay but the court is now considering whether it should set aside the rule entirely. Aviva believes indexed annuities represent an important product within the US savings and retirement market and we that we will be able to meet the requirements of the new rule 151A under the Securities Act of 1933.

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

Effective 31 December 2005, the NAIC implemented new requirements, referred to as C-3 Phase II, for calculating risk based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on our US operations, and at 31 December 2008, the Company’s total adjusted capital under the NAIC’s definition substantially exceeded Iowa standards.

96
Aviva plc Annual Report on Form 20-F 2009	Shareholder information continued

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

Asia Pacific

We operate within the Asia Pacific region through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business in the region is predominately long term and savings business, with small general insurance and health operations.

There are wholly owned businesses in Singapore and Hong Kong. Aviva operates in China, India, Malaysia, Sri Lanka, Taiwan and Korea which, depending on the nature and extent of the control we are able to exert, are either accounted for as subsidiaries, joint ventures or associates.

The Asia Pacific region is made up of a number of widely differing and independent markets. The markets tend to be at different stages in their development but each has its own regulatory structures and Aviva fully complies with the local regulation in each of the countries in which it operates.

Industry regulation across the region typically focuses on financial stability i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets across the region Regulators have the power to revoke operating licenses, regulate shareholder structures and the participation in and the payment of dividends. Markets within the region are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

Intellectual property

Our primary brands in the UK (Aviva, Norwich Union, RAC) are registered trade marks in the UK and elsewhere.

We own approximately 300 registered or pending marks in the UK, including Community trade marks having effect in the entire EU.

We have an active programme of review of marks and watching for infringements. There are no material infringements in the UK known to us as at the date of this report, either by the Group or third parties.

97
Aviva plc
Annual Report on Form 20-F 2009
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for US
Other information

Financial statements IFRS

In this section

98 **Report of independent registered public accounting firm**
99 **Accounting policies**
112 **Consolidated financial statements:**
112 Consolidated income statement
113 Consolidated statement of comprehensive income
114 Consolidated statement of changes in equity
117 Consolidated of financial position
118 Consolidated statement of cash flows
119 **Notes to the consolidated financial statements:**
119 1 Exchange rates
119 2 Presentation changes
119 3 Subsidiaries
122 4 Segmental information
131 5 Details of income
132 6 Details of expenses
133 7 Finance costs
134 8 Employee information
134 9 Auditors' remuneration
135 10 Tax
137 11 Earnings per share
137 12 Dividends and appropriations
138 13 Goodwill
142 14 Acquired value of in-force business (AVIF) and intangible assets
143 15 Interests in, and loans to, joint ventures
145 16 Interests in, and loans to, associates
147 17 Property and equipment
148 18 Investment property
148 19 Loans
149 20 Securitised mortgages and related assets
151 21 Financial investments
156 22 Receivables and other financial assets
156 23 Deferred acquisition costs and other assets
158 24 Assets held to cover linked liabilities
158 25 Ordinary share capital
159 26 Equity compensation plans
162 27 Shares held by employee trusts
162 28 Preference share capital
163 29 Direct capital instrument
163 30 Merger reserve
164 31 Other reserves
165 32 Retained earnings
165 33 Minority interests
166 34 Contract liabilities and associated reinsurance
166 35 Insurance liabilities
176 36 Liability for investment contracts
178 37 Financial guarantees and options
181 38 Reinsurance assets
182 39 Effect of changes in assumptions and estimates during the year
183 40 Unallocated divisible surplus
183 41 Special bonus and reattribution of the inherited estate
184 42 Tax assets and liabilities
185 43 Provisions
186 44 Pension obligations
193 45 Borrowings
198 46 Payables and other financial liabilities
199 47 Other liabilities
199 48 Contingent liabilities and other risk factors
201 49 Commitments
202 50 Statement of cash flows
203 51 Group capital structure
204 52 Capital statement
207 53 Risk management
221 54 Derivative financial instruments
223 55 Assets under management
223 56 Related party transactions
225 **Independent auditor's report to the members of the Delta Lloyd Supervisory Board**
226 **Financial statements of the company**

Financial statements IFRS

98
Aviva plc Annual Report on Form 20-F 2009	Report of independent registered public accounting firm

The Board of Directors and Shareholders of Aviva plc

We have audited the accompanying consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2009. Our audits also include the financial statement schedule listed in the Index at Item 18. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We did not audit at December 31, 2007 and for the year then ended the financial statements of Delta Lloyd NV, a subsidiary of Aviva plc, (Delta Lloyd NV 2007 Annual Report) which statements reflect total assets of £45,770 million as of December 31, 2007, and total income of £6,165 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Delta Lloyd NV, is based solely on the report of the other auditors. We have audited the adjustments described in Note 2(b) that were applied on the Delta Lloyd NV 2007 Annual Report to restate the consolidated financial position as of December 31, 2007 and the related consolidated statement of changes in equity for the year ended December 31, 2007 for the correction of an error. In our opinion, such adjustments are appropriate and have been properly applied.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries as of December 31, 2009, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed above and in Note 2(b) to the consolidated financial statements, the consolidated financial position as of December 31, 2007 and the related consolidated statement of changes in equity for the year ended December 31, 2007 have been restated for the correction of an error.

/s/ Ernst & Young LLP

Ernst & Young LLP

Registered Auditor

London

25 March 2010

99
Aviva plc Annual Report on Form 20-F 2009	Accounting policies

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

The Group is managed on a regional basis, reflecting the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 4.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(A) Basis of presentation

Since 2005, all European Union listed companies have been required to prepare consolidated financial statements using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The date of transition to IFRS was 1 January 2004. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the European Union, the Group and Company have also complied with IFRS as issued by the International Accounting Standards Board and applicable at 31 December 2009.

In 2008, the IASB issued a revised version of IFRS 3, Business Combinations, which introduces a number of changes in accounting for such transactions that will impact the amount of goodwill recognised, the reported results in the period an acquisition occurs, and future reported results. A consequential amendment to IAS 27, Consolidated and Separate Financial Statements, requires a change in the ownership interest of a subsidiary (without loss of control) to be accounted for as an equity transaction, rather than giving rise to goodwill or a gain or loss. Other consequential amendments were made to IAS 7, Statement of Cash Flows, IAS 12, Income Taxes, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures. These are applicable prospectively for accounting periods commencing 1 July 2009 or later, and are therefore not applicable for the current accounting period. On adoption, they will impact the areas noted above in the Group’s financial reporting.

In 2009, the IASB issued IFRS 9, Financial Instruments – Classification and Measurement, the first part of a replacement standard for IAS 39, Financial Instruments: Recognition and Measurement. This is applicable prospectively for accounting periods commencing 1 January 2013 or later, and is therefore not applicable for the current accounting period. It has not yet been endorsed by the EU but, on adoption, will require us to review the classification of certain investments while allowing us to retain the fair value measurement option as we deem necessary.

During 2008 and 2009, the IASB also issued amendments to IFRS 1, First Time Adoption of IFRS, IAS 32, Financial Instruments: Presentation, IAS 39 and the results of its annual improvements project. Further amendments to IFRS 1, IFRS 2, Share-Based Payment, IAS 24, Related Party Disclosures, and the results of its second annual improvements project have been issued but have not yet been endorsed by the EU. These are applicable prospectively for accounting periods commencing 1 July 2009 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any material impact on the Group’s financial reporting.

IFRIC interpretation 17, Distributions of Non-cash Assets to Owners, and interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, as well as an amendment to interpretation 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, were issued during 2008 and 2009 but the latter two have not yet been endorsed by the EU. These are applicable prospectively for accounting periods commencing 1 July 2009 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any impact on our financial reporting.

In accordance with IFRS 4, Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in policy F below.

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

The separate financial statements of the Company are on pages 226 to 234.

(B) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, statement of financial position, other primary statements and notes to the financial statements.

100
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

(C) Consolidation principles

Subsidiaries

Subsidiaries are those entities (including special purpose entities) in which the Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are excluded from consolidation from the date the Group no longer has effective control. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

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

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the UK Companies Act 1985 and, from 1 October 2009, the UK Companies Act 2006.

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

101
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in policy N, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence over the investment.

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

As noted in policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers, the most recent version of which was issued in December 2005 and amended in December 2006. In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly.

One such example is our adoption of Financial Reporting Standard 27, Life Assurance, (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a

102
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in policy J below and in note 52.

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

A gain or loss on a financial investment is only realised on disposal or transfer, and is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost as appropriate.

Unrealised gains and losses, arising on investments which have not been derecognised as a result of disposal or transfer, represent the difference between the carrying value at the year end and the carrying value at the previous year end or purchase value during the year, less the reversal of previously recognised unrealised gains and losses in respect of disposals made during the year. Realised gains or losses on investment property represent the difference between the net disposal proceeds and the carrying amount of the property.

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

103
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates and those relating to UK with-profit and non-profit contracts, to be consistent with the value of the backing assets. For liabilities relating to UK with-profit contracts, the Group has adopted FRS 27, Life Assurance, as described in policy E above, in addition to the requirements of IFRS.

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

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 35(b). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority, adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

Present value of future profits (PVFP) on non-participating business written in a with-profit fund

For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. This amount is recognised as a reduction in the liability rather than as an asset in the statement of financial position, and is then apportioned between the amounts that have been taken into account in the measurement of liabilities and other amounts which are shown as an adjustment to the unallocated divisible surplus.

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

If the aggregate carrying value of liabilities for a particular participating business fund is in excess of the aggregate carrying value of its assets, then the difference is held as a negative unallocated divisible surplus balance, subject to recoverability from margins in that fund’s participating business. Any excess of this difference over the recoverable amount is charged to net income in the reporting period.

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

General insurance and health provisions

(i) Outstanding claims provisions

General insurance and health outstanding claims provisions are based on the estimated ultimate cost of all claims incurred but not settled at the statement of financial position date, whether reported or not, together with related claims handling costs. Significant delays are experienced in the notification and settlement of certain types of general insurance claims, particularly in respect of liability business, including environmental and pollution exposures, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Any estimate represents a determination within a range of possible outcomes. Further details of estimation techniques are given in note 35(c).

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period. The range of discount rates used is described in note 35(c). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

104
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

The fair value liability is determined in accordance with IAS 39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be settled between knowledgeable willing parties in an arm’s length transaction. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk.

Amortised cost is calculated as the fair value of consideration received at the date of initial recognition, less the net effect of payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the effective interest rate method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The effective interest rate is the one that equates the discounted cash payments to the initial amount. At each reporting date, the amortised cost liability is determined as the value of future best estimate cash flows discounted at the effective interest rate.

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

105
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

Intangible assets

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. The economic lives of the latter are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position, and the period of control over the assets. These intangibles are amortised over their useful lives, which range from five to 30 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under “Other operating expenses”. For intangibles with finite lives, a provision for impairment will be charged where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing

For impairment testing, goodwill and intangibles with indefinite useful lives have been allocated to cash-generating units. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 13(b).

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

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

— Land	No depreciation
— Properties under construction	No depreciation
— Owner-occupied properties, and related mechanical and electrical equipment	25 years
— Motor vehicles	Three-years, or lease term if longer
— Computer equipment	Three to five years
— Other assets	Three to five years

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

Until 1 January 2009, borrowing costs directly attributable to the acquisition and construction of property and equipment were expensed as incurred. With effect from 1 January 2009, such costs are capitalised. All repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the most recently assessed standard of performance of the existing asset will flow to the Group and the renovation replaces an identifiable part of the asset. Major renovations are depreciated over the remaining useful life of the related asset.

106
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

(Q) Derecognition and offset of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

—	The rights to receive cash flows from the asset have expired.
—	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third-party under a “pass-through” arrangement;.
—

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

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the assets, at their fair values. Debt securities are initially recorded at their fair value, which is taken to be amortised cost, with amortisation credited or charged to the income statement. Investments classified as trading, other than trading and AFS are subsequently carried at fair value. Changes in the fair value of trading and other than trading investments are included in the income statement in the period in which they arise. Changes in the fair value of securities classified as AFS are recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

Investments carried at fair value are measured using a fair value hierarchy, described in note 21(b), with values based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer.

When securities classified as AFS are sold or impaired, the accumulated fair value adjustments are transferred out of the investment valuation reserve to the income statement with a corresponding movement through other comprehensive income.

Financial guarantees are recognised initially at their fair value and are subsequently amortised over the duration of the contract. A liability is recognised for amounts payable under the guarantee if it is more likely than not that the guarantee will be called upon.

Impairment

The Group reviews the carrying value of its investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgement:

AFS debt securities: An AFS debt security is impaired if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. where all amounts due according to the contractual terms of the security are not considered collectible. An impairment charge, measured as the difference between the security’s fair value and amortised cost, is recognised when the issuer is known to be either in default or in financial difficulty. Determining when an issuer is in financial difficulty requires the use of judgement, and we consider a number of factors including industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines and a breach of contract. A decline in fair value below amortised cost due to changes in risk-free interest rates does not necessarily represent objective evidence of a loss event.

107
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

AFS equity securities: An AFS equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either at least 20% for a continuous six month period or more than 40% at the end of the reporting period. Evidence to the contrary may include a significant rise in value of the equity security, for example as a result of a merger announced after the period end. We also review our largest equity holdings for evidence of impairment, as well as individual equity holdings in industry sectors known to be in difficulty. Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

For both debt and equity AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve, unless this increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement. In such an event, the reversal of the impairment loss is recognised as a gain in the income statement.

Mortgages and securitised loans: Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount.

Reversals of impairments are only recognised where the decrease in the impairment can be objectively related to an event occurring after the write-down (such as an improvement in the debtor’s credit rating), and are not recognised in respect of equity instruments.

(S) Derivative financial instruments and hedging

Derivative financial instruments include foreign exchange contracts, interest rate futures, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other financial instruments that derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. All derivatives are initially recognised in the statement of financial position at their fair value, which usually represents their cost. They are subsequently remeasured at their fair value, with the method of recognising movements in this value depending on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Fair values are obtained from quoted market prices or, if these are not available, by using valuation techniques such as discounted cash flow models or option pricing models. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. Premiums paid for derivatives are recorded as an asset on the statement of financial position at the date of purchase, representing their fair value at that date.

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

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 54.

Interest rate and currency swaps

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating rate interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Both types of swap contracts may include the net exchange of principal. Exposure to gain or loss on these contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

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

Exposure to gain or loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

108
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

Derivative instruments for hedging

On the date a derivative contract is entered into, the Group designates certain derivatives as either:

(i)	a hedge of the fair value of a recognised asset or liability (fair value hedge);
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

The Group discontinues hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

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

For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items. The fair values of mortgages classified as FV are estimated using discounted cash flow forecasts, based on a risk-adjusted discount rate which reflects the risks associated with these products, calibrated using the margins available on new lending or with reference to the rates offered by competitors. They are revalued at each period end, with movements in their fair values being taken to the income statement.

At each reporting date, we review loans carried at amortised cost for objective evidence that they are impaired and uncollectable, either at the level of an individual security or collectively within a group of loans with similar credit risk characteristics. To the extent that a loan is uncollectable, it is written down as impaired to its recoverable amount, measured as the present value of expected future cash flows discounted at the original effective interest rate of the loan, including any collateral receivable. Subsequent recoveries in excess of the loan’s written down carrying value are credited to the income statement.

(U) Collateral

The Group receives and pledges collateral in the form of cash or non-cash assets in respect of stock lending transactions, as well as certain derivative contracts and loans, in order to reduce the credit risk of these transactions. Collateral is also pledged as security for bank letters of credit. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty.

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 46). Non-cash collateral received is not recognised in the statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.

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

109
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

(W) Statement of cash flows

Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are those with less than three months’ maturity from the date of acquisition, or which are redeemable on demand with only an insignificant change in their fair values.

For the purposes of the statement, of cash flows, cash and cash equivalents also include bank overdrafts, which are included in payables and other financial liabilities on the statement of financial position.

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

(Y) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

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

110
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

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

Equity compensation plans

The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ remuneration report and in note 26.

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

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are similarly recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, owner-occupied properties and other amounts charged or credited directly to other comprehensive income is recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on Direct Capital instruments is credited directly in equity.

In addition to paying tax on shareholders’ profits, the Group’s life businesses in the UK, Ireland, Singapore and Australia (prior to its disposal) pay tax on policyholders’ investment returns (“policyholder tax”) on certain products at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense. The Group has decided to show separately the amounts of policyholder tax to provide a more meaningful measure of the tax the Group pays on its profits.

111
Aviva plc Annual Report on Form 20-F 2009	Accounting policies continued

(AB) Borrowings

Borrowings are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in policy N above.

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

112
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2009

	Note	2009 £m	2008 £m	2007 £m
Income	5
Gross written premiums		34,690	36,206	30,991
Premiums ceded to reinsurers		(2,576)	(1,841)	(1,658)
Premiums written net of reinsurance		32,114	34,365	29,333
Net change in provision for unearned premiums		559	277	(21)
Net earned premiums	F	32,673	34,642	29,312
Fee and commission income	G & H	1,789	1,885	1,760
Net investment income/(expense)	I	24,972	(16,043)	9,689
Share of loss after tax of joint ventures and associates		(504)	(1,128)	(304)
Profit on the disposal of subsidiaries and associates		153	7	49
		59,083	19,363	40,506
Expenses	6
Claims and benefits paid, net of recoveries from reinsurers		(27,549)	(29,353)	(27,121)
Change in insurance liabilities, net of reinsurance		(5,682)	3,885	(3,508)
Change in investment contract provisions		(11,185)	10,629	(2,018)
Change in unallocated divisible surplus		(1,547)	4,482	2,922
Fee and commission expense		(4,396)	(4,411)	(4,244)
Other expenses		(5,366)	(5,416)	(3,473)
Finance costs	7	(1,336)	(1,547)	(1,217)
		(57,061)	(21,731)	(38,659)
Profit/(loss) before tax		2,022	(2,368)	1,847
Tax attributable to policyholders’ returns	10	(217)	1,068	(15)
Profit/(loss) before tax attributable to shareholders’ profits		1,805	(1,300)	1,832
Tax (expense)/credit	AA & 10	(707)	1,483	(349)
Less: tax attributable to policyholders’ returns	10	217	(1,068)	15
Tax attributable to shareholders’ profits		(490)	415	(334)
Profit/(loss) for the year		1,315	(885)	1,498
Attributable to:
Equity shareholders of Aviva plc		1,085	(915)	1,320
Minority interests	33b	230	30	178
		1,315	(885)	1,498
Earnings per share	AE & 11
Basic (pence per share)		37.8p	(36.8)p	48.9p
Diluted (pence per share)		37.5p	(36.8)p	48.5p

The comparative period for the year ended 31 December 2007 is provided as supplemental information as required by SEC Regulation S-X.

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 119 to 224 are an integral part of these financial statements.

113
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of comprehensive income

For the year ended 31 December 2009

	Note	2009 £m	2008 £m	2007 £m
Profit/(loss) for the year		1,315	(885)	1,498

Other comprehensive income
Investments classified as available for sale
Fair value gains/(losses)	31	1,011	(2,344)	149
Fair value gains transferred to profit on disposals	31	(310)	(126)	(391)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement *	31	482	830	—
Owner-occupied properties
Fair value losses	31	(25)	(37)	23
Share of other comprehensive income of joint ventures and associates	31	122	(93)	9
Actuarial losses on pension schemes	44e(iv)	(1,140)	(929)	648
Actuarial losses on pension schemes transferred to unallocated divisible surplus	44c(i)	24	78	(61)
Foreign exchange rate movements	31 & 33b	(951)	2,684	723
Aggregate tax effect – shareholder tax	10b	(196)	219	(195)
Other comprehensive income, net of tax		(983)	282	905

Total comprehensive income for the year		332	(603)	2,403

Attributable to:
Equity shareholders of Aviva plc		240	(1,104)	2,124
Minority interests	33b	92	501	279
		332	(603)	2,403
*

In accordance with accounting policy R, all fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred from this reserve to the income statement.

The comparative period for the year ended 31 December 2007 is provided as supplemental information as required by SEC Regulation S-X.

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

114
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of changes in equity

For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Minority interests £m	Total equity £m
Balance at 1 January	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,085	1,085	—	230	1,315
Other comprehensive income	—	—	—	—	—	(1,110)	(26)	1,030	332	—	(1,071)	(845)	—	(138)	(983)
Total comprehensive income for the year	—	—	—	—	—	(1,110)	(26)	1,030	332	—	14	240	—	92	332
Owner-occupied properties	—	—	—	—	—	—	(1)	—	—	—	1	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(853)	(853)	—	—	(853)
Issues of share capital	1	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Shares issued in lieu of dividends	27	—	(27)	—	—	—	—	—	—	—	299	299	—	—	299
Capital contributions from minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Transfers to minority interests following Delta Lloyd IPO	—	—	—	—	—	(351)	(26)	(156)	—	—	3	(530)	—	1,460	930
Minority share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)
Minority interests in acquired subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Changes in minority interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(111)	(111)
Shares acquired by employee trusts	—	—	—	—	(53)	—	—	—	—	—	—	(53)	—	—	(53)
Shares distributed by employee trusts	—	—	—	—	18	—	—	—	—	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	56	—	56	—	—	56
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(60)	60	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

115
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of changes in equity continued

For the year ended 31 December 2008

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Minority interests £m	Total equity £m
At 1 January	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,434	13,242	990	1,795	16,027
Loss for the year	—	—	—	—	—	—	—	—	—	—	(915)	(915)	—	30	(885)
Other comprehensive income	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(836)	(189)	—	471	282
Total comprehensive income for the year	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(1,751)	(1,104)	—	501	(603)
Owner-occupied properties –
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	1	—	—	—	(1)	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(975)	(975)	—	—	(975)
Issues of share capital	2	—	18	—	—	—	—	—	—	—	—	20	—	—	20
Shares issued in lieu of dividends	7	—	(7)	—	—	—	—	—	—	—	170	170	—	—	170
Capital contributions from minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	36	36
Minority share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Minority interests in acquired subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	43	43
Changes in minority interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Shares acquired by employee trusts	—	—	—	—	(29)	—	—	—	—	—	—	(29)	—	—	(29)
Shares distributed by employee trusts	—	—	—	—	6	—	—	—	—	—	(6)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	39	—	39	—	—	39
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(15)	15	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

116
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of changes in equity continued

For the year ended 31 December 2007

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Minority interests £m	Total equity £m
Balance at 1 January 2007 as reported	641	200	1,189	3,271	—	(331)	194	979	78	73	5,194	11,488	990	1,267	13,745
Prior year adjustment (see note 2b)	—	—	—	—	—	—	—	—	—	—	96	96	—	—	96
At 1 January 2007 restated	641	200	1,189	3,271	—	(331)	194	979	78	73	5,290	11,584	990	1,267	13,841
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,320	1,320	—	178	1,498
Other comprehensive income	—	—	—	—	—	763	23	(160)	(141)	—	319	804	—	101	905
Total comprehensive income for the year	—	—	—	—	—	763	23	(160)	(141)	—	1,639	2,124	—	279	2,403
Owner-occupied properties –	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fair value gains transferred to retained earnings on disposals	—	—	—	—	—	—	(25)	—	—	—	25	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(871)	(871)	—	—	(871)
Issues of share capital	4	—	44	—	—	—	—	—	—	—	—	48	—	—	48
Shares issued in lieu of dividends	10	—	(10)	—	—	—	—	—	—	—	301	301	—	—	301
Minority share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(66)	(66)
Minority interests in acquired subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	315	315
Shares acquired by employee trusts	—	—	—	—	(10)	—	—	—	—	—	—	(10)	—	—	(10)
Shares distributed by employee trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	50	—	50	—	—	50
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(34)	34	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,434	13,242	990	1,795	16,027

The comparative period for the year ended 31 December 2007 is provided as supplemental information as required by SEC Regulation S-X.

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

117
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of financial position

As at 31 December 2009

2009 €m		Note	2009 £m	Restated 2008 £m	Restated 2007 £m
	Assets
3,842	Goodwill	M & 13	3,381	3,578	3,082
3,250	Acquired value of in-force business and intangible assets	M & 14	2,860	4,038	3,197
1,933	Interests in, and loans to, joint ventures	C & 15	1,701	1,737	2,576
1,456	Interests in, and loans to, associates	C & 16	1,281	1,246	1,206
856	Property and equipment	N & 17	753	964	942
14,116	Investment property	O & 18	12,422	14,426	15,391
46,681	Loans	T & 19	41,079	42,237	36,193
	Financial investments	Q, R & 21
182,398	Debt securities		160,510	150,398	121,511
49,253	Equity securities		43,343	43,351	58,829
39,575	Other investments		34,826	36,511	36,500
271,226			238,679	230,260	216,840
8,605	Reinsurance assets	L & 38	7,572	7,894	8,054
248	Deferred tax assets	AA & 42b	218	2,642	590
408	Current tax assets	42a	359	622	376
10,945	Receivables and other financial assets	22	9,632	9,816	8,619
6,388	Deferred acquisition costs and other assets	V & 23	5,621	6,147	4,487
4,095	Prepayments and accrued income	23d	3,604	3,762	2,986
28,609	Cash and cash equivalents	W & 50d	25,176	23,643	15,659
60	Assets of operations classified as held for sale	AF & 3d	53	1,550	1,128
402,718	Total assets		354,391	354,562	321,326
	Equity
	Capital	AC
786	Ordinary share capital	25	692	664	655
227	Preference share capital	28	200	200	200
1,013			892	864	855
	Capital reserves
1,372	Share premium	25b	1,207	1,234	1,223
3,717	Merger reserve	C & 30	3,271	3,271	3,271
5,089			4,478	4,505	4,494
(77)	Shares held by employee trusts	27	(68)	(33)	(10)
2,078	Other reserves	31	1,829	2,141	1,469
3,892	Retained earnings	32	3,425	3,902	6,434
11,995	Equity attributable to shareholders of Aviva plc		10,556	11,379	13,242
1,125	Direct capital instrument	29	990	990	990
4,023	Minority interests	33	3,540	2,204	1,795
17,143	Total equity		15,086	14,573	16,027
	Liabilities
194,423	Gross insurance liabilities	J & 35	171,092	174,850	152,839
125,017	Gross liabilities for investment contracts	K & 36	110,015	107,559	98,244
4,393	Unallocated divisible surplus	J & 40	3,866	2,325	6,785
11,243	Net asset value attributable to unitholders	C	9,894	6,918	6,409
4,523	Provisions	Y, Z & 43	3,980	2,984	1,937
1,180	Deferred tax liabilities	AA & 42b	1,038	3,063	2,565
218	Current tax liabilities	42a	192	642	1,225
17,045	Borrowings	AB & 45	15,000	15,201	12,657
23,343	Payables and other financial liabilities	Q & 46	20,542	20,840	18,060
4,152	Other liabilities	47	3,653	4,386	3,636
38	Liabilities of operations classified as held for sale	AF & 3c	33	1,221	942
385,575	Total liabilities		339,305	339,989	305,299
402,718	Total equity and liabilities		354,391	354,562	321,326

Approved by the Board on 3 March 2010.

Patrick Regan

Chief Financial Officer

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

118
Aviva plc Annual Report on Form 20-F 2009	Consolidated financial statements continued

Consolidated statement of cash flows

For the year ended 31 December 2009

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2009 £m	2008 £m	2007 £m
Cash flows from operating activities	50a
Cash generated from operations		3,286	8,737	5,272
Tax paid		(601)	(642)	(801)
Net cash from operating activities		2,685	8,095	4,471
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	50b	(596)	(336)	(769)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	50c	1,131	353	283
Purchase of minority interest in subsidiary		—	(65)	—
New loans to joint ventures and associates		(145)	(182)	(126)
Repayment of loans to joint ventures and associates		99	52	159
Net repayment loans to joint ventures and associates	15a & 16a	(46)	(130)	33
Purchases of property and equipment	17	(149)	(216)	(227)
Proceeds on sale of property and equipment		188	59	93
Purchases of intangible assets	14	(30)	(60)	(48)
Net cash from investing activities		498	(395)	(635)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs		1	20	48
Treasury shares purchased for employee trusts		(53)	(29)	(10)
New borrowings drawn down, net expenses		4,260	5,515	6,322
Repayment of borrowings		(3,853)	(5,217)	(6,000)
Net drawdown of borrowings	45e	407	298	322
Interest paid on borrowings		(1,199)	(1,537)	(1,208)
Preference dividends paid		(17)	(17)	(17)
Ordinary dividends paid		(476)	(732)	(500)
Coupon payments on direct capital instrument		(61)	(56)	(53)
Finance lease payments		—	(14)	(7)
Capital contributions from minority shareholders		6	36	307
Dividends paid to minority interests of subsidiaries		(109)	(106)	(66)
Net cash from financing activities		(1,501)	(2,137)	(1,184)
Net increase in cash and cash equivalents		1,682	5,563	2,652
Cash and cash equivalents at 1 January		23,531	15,134	11,901
Effect of exchange rate changes on cash and cash equivalents		(962)	2,834	581
Cash and cash equivalents at 31 December	50d	24,251	23,531	15,134

Of the total cash and cash equivalents, £nil was classified as held for sale (2008: £493 million; 2007: £96 million).

The comparative period for the year ended 31 December 2007 is provided as supplemental information as required by SEC Regulation S-X.

The accounting policies (identified alphabetically) on pages 99 to 111 and notes (identified numerically) on pages 118 to 223 are an integral part of these financial statements.

119
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of €1 = £0.88 (2008: €1 = £0.80) and £1 = US$1.57 (2008: £1= US$1.85). Assets and liabilities have been translated at the year end rate of €1 = £0.88 (2008: €1 = £0.97) and £1 = US$1.61 (2008: £1= US$1.44).

Total foreign currency movements during 2009 resulted in a gain recognised in the income statement of £154 million (2008: £327 million loss).

2 – Presentation changes

(a) Changes to presentation

(i) The Group has also adopted Amendments to IFRS 7, Improving Disclosures about Financial Instruments, as of 1 January 2009. The principal impact of these amendments is to require the following additional disclosures:

(a) An analysis of financial assets and liabilities carried at fair value using a fair value hierarchy that reflects the significance of inputs used in making the fair value measurements.

(b) An analysis of transfers of financial assets and liabilities between different levels of the fair value hierarchy.

(c) A reconciliation from beginning to end of period of financial assets and liabilities whose fair value is based on unobservable inputs.

(d) An enhanced discussion and analysis of liquidity risk, including a maturity analysis of financial assets held for managing liquidity risk, if that information is necessary to enable users of its financial statements to evaluate the nature and extent of liquidity risk.

Comparative information for the disclosures required by the IFRS 7 amendments is not needed in the first year of application. However, the Group has provided comparatives for the analysis of financial assets according to a fair value hierarchy, which we had previously reported.

(ii) As explained in note 3(c), the Group completed the Initial Public Offering (‘IPO’) of its subsidiary, Delta Lloyd NV (‘Delta Lloyd’), in November 2009. Although the Group has remained the majority shareholder after the IPO, Delta Lloyd is now managed separately from our other European operations, reflecting the change in shareholder base. For this reason, the segmental information given in note 4(a) has been modified to show Delta Lloyd and the Aviva Europe operations separately, with comparatives analysed in the same way for consistency.

(b) Restatement of prior year figures

During 2009, the Group’s Dutch subsidiary, Delta Lloyd, carried out a review of the way it had been applying IAS 19, Employee Benefits, in its own financial statements where the corridor method of smoothing actuarial gains and losses in its pension schemes is followed; in accounting for its self-insured pension obligations and intercompany eliminations; and in its reporting to Group where the corridor accounting is reversed. The review concluded that errors had been made locally in applying IAS 19 on the transition to IFRS and in subsequent years, such that gains on certain assets had been reported in provisions, to be released over time, rather than through other comprehensive income. The impact of correcting these errors in the comparatives is to reduce other liabilities by £129 million, increase deferred tax liabilities by £33 million and increase retained earnings at that date by £96 million.

3 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed on pages 16 to 17.

(a) Acquisitions

(i) Material acquisitions

There were no material acquisitions in the year ended 31 December 2009.

(ii) Other goodwill arising

As disclosed in the 2008 financial statements, on 30 June 2008 the Group acquired Swiss Life Belgium ('SLB'). At 30 June 2009, the fair values of the assets and liabilities were updated from their provisional values to reflect decreases in the value of acquired in-force business and deferred acquisition costs, and increases in insurance and investment contract liabilities. This has given rise to an increase in goodwill of €72 million (£64 million) to €132 million (£117 million).

Other goodwill of £5 million has arisen on smaller acquisitions and increases in shareholdings in existing subsidiaries, together with a £16 million reduction for changes in contingent consideration payable on previous acquisitions. None of these is considered material for separate disclosure.

120
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

3 – Subsidiaries continued

(iii) Non-adjusting subsequent events

Acquisition of River Road Asset Management

On 5 January 2010, the Group announced that it had agreed to acquire 100% of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors’ third party institutional asset management business. Completion took place on 24 February 2010 for an estimated total consideration of £79 million (US$122 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises contingent consideration.

The contingent consideration arrangement requires the Group to pay amounts over the next five years, based on a multiple of the earnings during that period, up to a maximum total purchase price of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million).

In view of the recent timing of this transaction, accounting for this acquisition is not yet complete and it is currently impractical to comply with the requirements of IFRS 3, Business Combinations and to state with any certainty the fair values of the assets and liabilities acquired, and therefore to estimate the goodwill arising on the transaction.

Acquisition of PT Asuransi Winterthur Life Indonesia

On 18 March 2010 we announced our entry into the Indonesian insurance market through the acquisition of a 60% stake in PT Asuransi Winterthur Life Indonesia. This agreement is subject to approval by the Indonesian regulators.

(b) Disposal of subsidiaries, joint ventures and associates

The profit on the disposal of subsidiaries, joint ventures and associates comprises:

	2009 £m	2008 £m	2007 £m
United Kingdom	—	(38)	(7)
Turkey	—	—	71
Netherlands (see (i) below)	31	—	—
Australia (see (ii) below)	122	—	—
Offshore operations	—	14	—
Other small operations	—	31	(15)
Profit on disposal before tax	153	7	49
Tax on profit on disposal	—	—	3
Profit on disposal after tax	153	7	53

(i) Dutch health insurance business

On 1 January 2009, the Group’s Dutch subsidiary, Delta Lloyd, sold its health insurance business to OWM CZ Groep Zorgverkeraar UA (“CZ”), a mutual health insurer, for £246 million, realising a profit of £31 million, calculated as shown below. Under the terms of the agreement, CZ purchased the Delta Lloyd health insurance business and took on its underwriting risk and policy administration. Delta Lloyd continues to market and distribute health insurance products from CZ to its existing customers and continues to provide asset management for the transferred business. Delta Lloyd also has exclusive rights to market life, general insurance and income protection products to CZ’s customers.

£m
Assets
Investments and property and equipment	396
Receivables and other financial assets	359
Prepayments and accrued income	158
Cash and cash equivalents	483
Total assets	1,396
Liabilities
Gross insurance liabilities	(709)
Pension obligations and other provisions	(7)
Other liabilities	(467)
Total liabilities	(1,183)
Net assets disposed of	213
Cash consideration	246
Less: transaction costs	(2)
Total consideration	244
Profit on disposal before tax	31

121
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

3 – Subsidiaries continued

(ii) Australian life and pensions business

On 1 October 2009, the Group sold its Australian life and pensions business and wealth management platform to National Australia Bank for cash of A$902 million (£443 million). The total sale proceeds were fixed by reference to the net assets of the businesses at 31 December 2008, adjusted to reflect the results in the period from 1 January 2009 to completion. The profit on disposal of these wholly-owned subsidiaries was £122 million, calculated as follows:

£m
Assets
Goodwill and intangible assets	1
Investments and property and equipment	2,530
Receivables and other financial assets	60
Deferred acquisition costs and other assets	20
Tax assets	26
Cash and cash equivalents	175
Total assets	2,812
Liabilities
Gross insurance liabilities and liabilities for investment contracts	(2,083)
Payables and financial liabilities	(59)
Other liabilities	(249)
Tax liabilities and other provisions	(45)
Total liabilities	(2,436)
Net assets disposed of	376
Cash consideration*	443
Less: transaction costs	(16)
Less: other costs of disposal**	(25)
Total consideration	402
Transfer from currency translation reserve	96
Profit on disposal before tax	122
*	The Group hedged its exposure to A$900 million of the sale proceeds through the purchase of foreign currency forward contracts.
**	Other costs of disposal have arisen from the agreement of a call option to purchase the shares of an associate of the Australian businesses in 2010.

(iii) UK non-core operations

On 11 February 2009, the Group sold The British School of Motoring Limited and its subsidiaries to Arques Consulting GmbH for a consideration of £4 million. The resultant loss on disposal of £9 million was provided for in the 2008 financial statements.

(iv) Non-adjusting subsequent event

On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company’s main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

(c) Listing of minority shareholding in Delta Lloyd

On 3 November 2009, Aviva plc and Delta Lloyd completed the Initial Public Offering (“IPO”) of Delta Lloyd, which commenced trading on Euronext Amsterdam on that date. The IPO consisted of a public offering to institutional and retail investors of Delta Lloyd’s ordinary shares, including the over-allotment option (also referred to as a “greenshoe”) taken up on 24 November 2009. The Group has remained the majority shareholder after the IPO, retaining 58% of the ordinary share capital in Delta Lloyd. The transaction has been treated as an equity transaction with minorities, resulting in the following transfers between reserves:

Transfers (from)/to	£m
Currency translation reserve (note 31)	(351)
Owner-occupied property reserve (note 31)	(26)
Investment valuation reserve (note 31)	(156)
Retained earnings (note 32)	3
Minority interests (note 33)	1,460
Net cash proceeds	930

(d) Operations and assets classified as held for sale

Assets held for sale as at 31 December 2009 comprise:

	2009 £m	2008 £m	2007 £m
Property and equipment held for sale (see (i) below)	—	102	—
Assets of operations classified as held for sale (see (ii) below)	53	1,448	1,128
Total assets classified as held for sale	53	1,550	1,128

(i) Property and equipment held for sale

Property and equipment held for sale at 31 December 2008 related to the UK data centres which were sold during 2009.

122
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

3 – Subsidiaries continued

(ii) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2009 relate to RAC France and an Australian associate, and are as follows:

	2009 £m	2008 £m	2007 £m
Goodwill and intangible assets	—	14	—
Investments and property and equipment	32	396	316
Receivables and other financial assets	20	386	554
Deferred acquisition costs and other assets	—	1	—
Prepayments and accrued income	1	158	145
Tax assets	—	—	17
Cash and cash equivalents	—	493	96
Total assets	53	1,448	1,128
Gross insurance liabilities	(20)	(709)	(627)
Borrowings	—	—	(12)
Payables and financial liabilities	—	(22)	(72)
Other liabilities	(13)	(478)	(220)
Tax liabilities and other provisions	—	(12)	(11)
Total liabilities	(33)	(1,221)	(942)
Net assets	20	227	186

On 2 December 2009, the Group announced that it had agreed to sell RAC France SA to its existing management team. The sale remains subject to regulatory approval and, as a result, the assets and liabilities of the business have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 31 December 2009.

The operations disclosed as held for sale at 31 December 2008 comprised the Dutch health insurance business and certain UK non-core operations, both of which were sold during 2009. Details are given in section (b) above.

4 – Segmental information

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

United Kingdom

The United Kingdom comprises two operating segments – UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the group reinsurance result and the results of run off agency business.

Aviva Europe

Activities reported in the Aviva Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

Delta Lloyd

The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

North America

Our activities in North America principally comprise our long-term business operations in the US and general insurance business operation in Canada.

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in Australia (prior to its sale on 1 October 2009), China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, and South Korea.

Aviva Investors

Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the separate operating segment above.

123
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

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

(i) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,086	4,239	12,936	4,482	6,413	534	—	—	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(134)	(231)	(77)	—	—	(2,576)
Internal reinsurance revenue	—	28	(13)	(7)	(6)	(2)	—	—	—
Net written premiums	4,775	3,912	12,455	4,341	6,176	455	—	—	32,114
Net change in provision for unearned premiums	2	607	(16)	6	(35)	(5)	—	—	559
Net earned premiums	4,777	4,519	12,439	4,347	6,141	450	—	—	32,673
Fee and commission income	261	272	558	226	55	121	296	—	1,789
	5,038	4,791	12,997	4,573	6,196	571	296	—	34,462
Net investment income	8,199	553	10,184	3,172	2,242	586	157	(121)	24,972
Inter-segment revenue	—	—	—	—	—	—	202	—	202
Share of loss of joint ventures and associates	(416)	—	(36)	(41)	—	(11)	—	—	(504)
Profit on the disposal of subsidiaries and associates	—	—	—	31	—	122	—	—	153
Segmental income*	12,821	5,344	23,145	7,735	8,438	1,268	655	(121)	59,285
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(3,567)	(4,110)	(279)	—	—	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(1,448)	(2,895)	(212)	—	—	(5,682)
Change in investment contract provisions	(4,008)	—	(6,451)	(239)	(128)	(148)	(211)	—	(11,185)
Change in unallocated divisible surplus	872	—	(2,280)	(68)	—	(71)	—	—	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(46)	—	(47)	(3)	(149)	(4)	—	—	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(35)	(77)	(6)	(5)	—	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(1,248)	(653)	(246)	(348)	(306)	(8,605)
Impairment losses**	—	(42)	(17)	(445)	(104)	—	—	—	(608)
Inter-segment expenses	(119)	(6)	(15)	—	(60)	(1)	—	(1)	(202)
Finance costs	(254)	(19)	(13)	(672)	(18)	—	—	(360)	(1,336)
Segmental expenses	(12,054)	(4,910)	(22,182)	(7,725)	(8,194)	(967)	(564)	(667)	(57,263)
Profit/(loss) before tax	767	434	963	10	244	301	91	(788)	2,022
Tax attributable to policyholders’ returns	(156)	—	(32)	—	—	(29)	—	—	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	10	244	272	91	(788)	1,805
*

Total reported income, excluding inter-segment revenue, is split United Kingdom £18,165 million, France £12,890 million, Netherlands £7,335 million, USA £6,350 million and Rest of the World £14,545 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £482 million and £nil respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

124
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2008

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	8,108	5,496	9,550	5,979	6,486	587	—	—	36,206
Premiums ceded to reinsurers	(612)	(498)	(350)	(92)	(214)	(75)	—	—	(1,841)
Internal reinsurance revenue	—	26	(17)	(4)	(4)	(1)	—	—	—
Net written premiums	7,496	5,024	9,183	5,883	6,268	511	—	—	34,365
Net change in provision for unearned premiums	6	344	(3)	(18)	(50)	(2)	—	—	277
Net earned premiums	7,502	5,368	9,180	5,865	6,218	509	—	—	34,642
Fee and commission income	310	362	505	206	40	168	294	—	1,885
	7,812	5,730	9,685	6,071	6,258	677	294	—	36,527
Net investment income	(8,844)	326	(7,820)	1,652	444	(626)	(407)	(768)	(16,043)
Inter-segment revenue	—	—	—	—	—	—	203	—	203
Share of loss of joint ventures and associates	(1,058)	—	(11)	(27)	—	(32)	—	—	(1,128)
Profit/(loss) on the disposal of subsidiaries and associates	—	(38)	9	15	—	—	—	21	7
Segmental income*	(2,090)	6,018	1,863	7,711	6,702	19	90	(747)	19,566
Claims and benefits paid, net of recoveries from reinsurers	(8,620)	(3,944)	(9,280)	(4,131)	(2,912)	(464)	—	(2)	(29,353)
Change in insurance liabilities, net of reinsurance	2,674	280	4,253	(844)	(2,774)	296	—	—	3,885
Change in investment contract provisions	7,240	—	2,643	122	(126)	401	349	—	10,629
Change in unallocated divisible surplus	2,151	—	2,301	30	—	—	—	—	4,482
Amortisation of deferred acquisition costs and acquired value of in-force business	—	—	(39)	(5)	(285)	(4)	—	—	(333)
Depreciation and other amortisation expense	(70)	(108)	(43)	(77)	(51)	(5)	(5)	—	(359)
Other operating expenses	(1,787)	(2,599)	(1,444)	(1,526)	(633)	(296)	(362)	552	(8,095)
Impairment losses**	—	(26)	(17)	(797)	(200)	—	—	—	(1,040)
Inter-segment expenses	(137)	(2)	(18)	—	(42)	(3)	—	(1)	(203)
Finance costs	(541)	(10)	(20)	(683)	(17)	—	—	(276)	(1,547)
Segmental expenses	910	(6,409)	(1,664)	(7,911)	(7,040)	(75)	(18)	273	(21,934)
(Loss)/profit before tax	(1,180)	(391)	199	(200)	(338)	(56)	72	(474)	(2,368)
Tax attributable to policyholders’ returns	1,031	—	49	—	—	(12)	—	—	1,068
(Loss)/profit before tax attributable to shareholders	(149)	(391)	248	(200)	(338)	(68)	72	(474)	(1,300)
*

Total reported income, excluding inter-segment revenue, is split United Kingdom £3,928 million, France £1,005 million, Netherlands £7,711 million, USA £4,954 million and Rest of the World £1,968 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £830 million and £nil respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

125
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2007

	United Kingdom		Europe
	UK £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,128	6,039	8,975	4,563	4,628	658	—	—	30,991
Premiums ceded to reinsurers	(444)	(577)	(262)	(126)	(195)	(54)	—	—	(1,658)
Internal reinsurance revenue	–	28	(15)	(4)	(7)	(2)	—	—	–
Net written premiums	5,684	5,490	8,698	4,433	4,426	602	—	—	29,333
Net change in provision for unearned premiums	(18)	60	(29)	7	(40)	(1)	—	—	(21)
Net earned premiums	5,666	5,550	8,669	4,440	4,386	601	—	—	29,312
Fee and commission income	246	385	436	202	30	168	299	(6)	1,760
	5,912	5,935	9,105	4,642	4,416	769	299	(6)	31,072
Net investment income	5,186	699	1,422	1,339	875	286	(15)	(103)	9,689
Inter-segment revenue	—	—	—	—	—	—	199	—	199
Share of profit/(loss) of joint ventures and associates	(304)	3	8	(2)	—	(9)	—	—	(304)
Profit/(loss) on the disposal of subsidiaries and associates	—	(7)	(5)	—	—	—	—	61	49
Segmental income*	10,794	6,630	10,530	5,979	5,291	1,046	483	(48)	40,705
Claims and benefits paid, net of recoveries from reinsurers	(9,000)	(4,064)	(7,518)	(3,674)	(2,486)	(377)	—	(2)	(27,121)
Change in insurance liabilities, net of reinsurance	(729)	417	(659)	(290)	(1,920)	(327)	—	—	(3,508)
Change in investment contract provisions	(694)	—	(1,109)	18	(153)	(35)	(45)	—	(2,018)
Change in unallocated divisible surplus	1,882	—	994	46	—	—	—	—	2,922
Amortisation of deferred acquisition costs and acquired value of in-force business	—	—	(30)	(5)	(122)	(3)	—	—	(160)
Depreciation and other amortisation expense	(24)	(104)	(29)	(24)	(45)	(6)	(17)	—	(249)
Other operating expenses	(1,110)	(2,723)	(1,314)	(1,004)	(545)	(251)	(289)	(15)	(7,251)
Impairment losses**	—	—	2	(52)	(7)	—	—	—	(57)
Inter-segment expenses	(141)	(4)	(18)	—	(32)	(3)	—	(1)	(199)
Finance costs	(405)	(10)	(19)	(508)	(19)	—	—	(256)	(1,217)
Segmental expenses	(10,221)	(6,488)	(9,700)	(5,493)	(5,329)	(1,002)	(351)	(274)	(38,858)
Profit/(loss) before tax	573	142	830	486	(38)	44	132	(322)	1,847
Tax attributable to policyholders’ returns	(9)	—	6	—	—	(9)	(3)	—	(15)
(Loss)/profit before tax attributable to shareholders	564	142	836	486	(38)	35	129	(322)	1,832
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

**	Impairments losses, and reversal of such losses, recognised directly in other comprehensive income were £nil and £1 million.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

126
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iii) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	31	1,208	959	319	812	50	2	—	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	—	2,860
Interests in, and loans to, joint ventures and associates	1,957	—	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	—	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	—	—	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	—	—	165,956
Unearned premiums	173	2,240	956	347	1,040	25	—	—	4,781
Other insurance liabilities	—	79	116	63	98	(1)	—	—	355
Liability for investment contracts	39,322	—	62,477	3,335	2,911	—	1,970	—	110,015
Unallocated divisible surplus	1,849	—	1,787	150	—	80	—	—	3,866
Net asset value attributable to unitholders	875	—	5,257	721	—	—	—	3,041	9,894
External borrowings	2,518	10	141	6,830	183	—	—	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	—	197

External borrowings by holding companies within the Group which are not allocated to operating companies are included in “Other Group activities”.

(iv) Segmental statement of financial position as at 31 December 2008

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	52	1,208	1,078	279	903	55	3	—	3,578
Acquired value of in-force business and intangible assets	65	265	1,355	115	2,196	28	14	—	4,038
Interests in, and loans to, joint ventures and associates	2,080	—	414	190	2	296	—	1	2,983
Property and equipment	123	173	153	366	106	32	10	1	964
Investment property	8,872	148	1,632	2,288	7	21	655	803	14,426
Loans	20,156	833	1,142	17,919	2,130	56	1	—	42,237
Financial investments	69,060	2,501	92,331	33,393	24,621	3,865	1,454	3,035	230,260
Deferred acquisition costs	1,221	994	855	225	2,626	40	3	1	5,965
Other assets	13,925	4,956	17,255	6,391	5,538	630	661	755	50,111
Total assets	115,554	11,078	116,215	61,166	38,129	5,023	2,801	4,596	354,562
Insurance liabilities
Long-term business and outstanding claims provisions	62,070	6,103	39,666	32,798	26,939	2,120	—	—	169,696
Unearned premiums	173	2,966	287	383	959	22	—	—	4,790
Other insurance liabilities	—	91	106	76	91	—	—	—	364
Liability for investment contracts	35,109	—	61,890	3,216	3,403	1,643	2,298	—	107,559
Unallocated divisible surplus	2,727	—	(548)	143	—	3	—	—	2,325
Net asset value attributable to unitholders	986	—	2,713	591	—	175	—	2,453	6,918
External borrowings	2,716	11	184	6,786	163	—	—	5,341	15,201
Other liabilities, including inter-segment liabilities	8,164	(972)	4,707	13,801	4,041	190	324	2,881	33,136
Total liabilities	111,945	8,199	109,005	57,794	35,596	4,153	2,622	10,675	339,989
Total equity									14,573
Total equity and liabilities									354,562
Capital expenditure (excluding business combinations)	36	93	40	32	70	4	5	—	280

127
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(v) Segmental statement of financial position as at 31 December 2007

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	71	1,276	841	212	642	40	—	—	3,082
Acquired value of in-force business and intangible assets	65	349	1,073	91	1,579	28	12	—	3,197
Interests in, and loans to, joint ventures and associates	2,972	—	342	252	1	215	—	—	3,782
Property and equipment	177	317	110	264	28	37	7	2	942
Investment property	10,415	252	1,469	1,592	—	25	966	672	15,391
Loans	20,153	900	807	13,088	1,206	39	—	—	36,193
Financial investments	83,504	3,714	77,984	25,677	17,227	3,934	1,993	2,807	216,840
Deferred acquisition costs	1,477	1,188	658	124	828	42	4	—	4,321
Other assets	10,520	5,146	12,645	3,342	2,806	503	667	1,949	37,578
Total assets	129,354	13,142	95,929	44,642	24,317	4,863	3,649	5,430	321,326
Insurance liabilities
Long-term business and outstanding claims provisions	65,017	6,429	33,394	23,111	17,335	1,820	—	—	147,106
Unearned premiums	179	3,468	700	273	815	15	—	—	5,450
Other insurance liabilities	—	92	22	91	78	—	—	—	283
Liability for investment contracts	41,845	—	47,517	2,034	1,756	1,952	3,140	—	98,244
Unallocated divisible surplus	4,944	—	1,702	136	—	3	—	—	6,785
Net asset value attributable to unitholders	758	—	1,567	1,113	—	189	—	2,782	6,409
External borrowings	2,184	12	132	6,021	133	—	6	4,169	12,657
Other liabilities, including inter-segment liabilities	10,474	(320)	4,060	8,973	1,615	160	294	3,109	28,365
Total liabilities	125,401	9,681	89,094	41,752	21,732	4,139	3,440	10,060	305,299
Total equity									16,027
Total equity and liabilities									321,326
Capital expenditure (excluding business combinations)	30	140	56	50	10	5	6	2	299

(b) Further analysis by products and services

The Group’s results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

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

Other

Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

128
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(i) Segmental income statement – products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,722	9,968	—	—	34,690
Premiums ceded to reinsurers	(1,801)	(775)	—	—	(2,576)
Net written premiums	22,921	9,193	—	—	32,114
Net change in provision for unearned premiums	—	559	—	—	559
Net earned premiums	22,921	9,752	—	—	32,673
Fee and commission income	703	131	548	407	1,789
	23,624	9,883	548	407	34,462
Net investment income	23,126	1,272	6	568	24,972
Inter-segment revenue	—	—	189	—	189
Share of (loss)/profit of joint ventures and associates	(449)	2	(16)	(41)	(504)
Profit on the disposal of subsidiaries and associates	(4)	—	—	157	153
Segmental income	46,297	11,157	727	1,091	59,272
Claims and benefits paid, net of recoveries from reinsurers	(20,442)	(7,107)	—	—	(27,549)
Change in insurance liabilities, net of reinsurance	(6,229)	547	—	—	(5,682)
Change in investment contract provisions	(11,185)	—	—	—	(11,185)
Change in unallocated divisible surplus	(1,547)	—	—	—	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(249)	—	—	—	(249)
Depreciation and other amortisation expense	(147)	(53)	(7)	(93)	(300)
Other operating expenses	(3,192)	(3,465)	(554)	(1,394)	(8,605)
Impairment losses	(429)	(85)	—	(94)	(608)
Inter-segment expenses	(178)	(11)	—	—	(189)
Finance costs	(278)	(24)	(58)	(976)	(1,336)
Segmental expenses	(43,876)	(10,198)	(619)	(2,557)	(57,250)
Tax attributable to policyholder returns	(217)	—	—	—	(217)
Profit/(loss) before tax attributable to shareholders	2,204	959	108	(1,466)	1,805
*

Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51 million relates to property and liability insurance and £156 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £841 million relating to health business. The remaining business relates to property and liability insurance.

(ii) Segmental income statement – products and services for the year ended 31 December 2008

	Long-term business £m	General Insurance health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,272	11,934	—	—	36,206
Premiums ceded to reinsurers	(1,044)	(797)	—	—	(1,841)
Net written premiums	23,228	11,137	—	—	34,365
Net change in provision for unearned premiums	—	277	—	—	277
Net earned premiums	23,228	11,414	—	—	34,642
Fee and commission income	753	160	567	405	1,885
	23,981	11,574	567	405	36,527
Net investment (expense)/income	(16,671)	425	3	200	(16,043)
Inter-segment revenue	—	—	185	—	185
Share of loss of joint ventures and associates	(1,089)	(5)	(12)	(22)	(1,128)
Profit on the disposal of subsidiaries and associates	—	—	—	7	7
Segmental income	6,221	11,994	743	590	19,548
Claims and benefits paid, net of recoveries from reinsurers	(21,024)	(8,329)	—	—	(29,353)
Change in insurance liabilities, net of reinsurance	3,560	325	—	—	3,885
Change in investment contract provisions	10,629	—	—	—	10,629
Change in unallocated divisible surplus	4,482	—	—	—	4,482
Amortisation of deferred acquisition costs and acquired value of in-force business	(333)	—	—	—	(333)
Depreciation and other amortisation expense	(159)	(49)	(6)	(145)	(359)
Other operating expenses	(3,194)	(3,914)	(599)	(388)	(8,095)
Impairment losses	(796)	(123)	—	(121)	(1,040)
Inter-segment expenses	(167)	(8)	—	(10)	(185)
Finance costs	(530)	(2)	(57)	(958)	(1,547)
Segmental expenses	(7,532)	(12,100)	(662)	(1,622)	(21,916)
Tax attributable to policyholder returns	1,068	—	—	—	1,068
(Loss)/profit before tax attributable to shareholders	(243)	(106)	81	(1,032)	(1,300)

*

Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £89 million relates to property and liability insurance, £131 million to long-term business and the remainder to health business.

**

General insurance and health business segment includes gross written premiums of £1,924 million and premiums ceded to other companies of £35 million relating to health business. The remaining business relates to property and liability insurance.

129
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iii) Segmental income statement – products and services for the year ended 31 December 2007

	Long-term business £m	General Insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	19,622	11,369	—	—	30,991
Premiums ceded to reinsurers	(858)	(800)	—	—	(1,658)
Net written premiums	18,764	10,569	—	—	29,333
Net change in provision for unearned premiums	—	(21)	—	—	(21)
Net earned premiums	18,764	10,548	—	—	29,312
Fee and commission income	692	179	494	395	1,760
	19,456	10,727	494	395	31,072
Net investment (expense)/income	8,529	827	45	288	9,689
Inter-segment revenue	—	—	152	—	152
Share of loss of joint ventures and associates	(297)	3	(9)	(1)	(304)
Profit on the disposal of subsidiaries and associates	—	(7)	—	56	49
Segmental income	27,688	11,550	682	738	40,658
Claims and benefits paid, net of recoveries from reinsurers	(19,640)	(7,481)	—	—	(27,121)
Change in insurance liabilities, net of reinsurance	(3,900)	392	—	—	(3,508)
Change in investment contract provisions	(2,018)	—	—	—	(2,018)
Change in unallocated divisible surplus	2,922	—	—	—	2,922
Amortisation of deferred acquisition costs and acquired value of in-force business	(160)	—	—	—	(160)
Depreciation and other amortisation expense	(94)	(32)	(17)	(106)	(249)
Other operating expenses	(2,527)	(3,695)	(480)	(549)	(7,251)
Impairment losses	(45)	(10)	—	(2)	(57)
Inter-segment expenses	(140)	(11)	—	(1)	(152)
Finance costs	(537)	(6)	(24)	(650)	(1,217)
Segmental expenses	(26,139)	(10,843)	(521)	(1,308)	(38,811)
Tax attributable to policyholder returns	(15)	—	—	—	(15)
(Loss)/profit before tax attributable to shareholders	1,534	707	161	(570)	1,832

(iv) Segmental statement of financial position – products and services as at 31 December 2009

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,616	462	2	1,301	3,381
Acquired value of in-force business and intangible assets	2,396	382	12	70	2,860
Interests in, and loans to, joint ventures and associates	2,851	5	44	82	2,982
Property and equipment	397	48	12	296	753
Investment property	11,138	191	—	1,093	12,422
Loans	26,915	769	5	13,390	41,079
Financial investments	220,660	11,548	65	6,406	238,679
Deferred acquisition costs	4,069	1,227	20	—	5,316
Other assets	38,469	7,014	523	913	46,919
Total assets	308,511	21,646	683	23,551	354,391
Gross insurance liabilities	153,628	17,464	—	—	171,092
Gross liabilities for investment contracts	110,015	—	—	—	110,015
Unallocated divisible surplus	3,866	—	—	—	3,866
Net asset value attributable to unit holders	6,841	13	—	3,040	9,894
Borrowings	3,780	89	—	11,131	15,000
Other liabilities, including inter-segment liabilities	13,064	(606)	414	16,566	29,438
Total liabilities	291,194	16,960	414	30,737	339,305
Total equity					15,086
Total equity and liabilities					354,391

130
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

4 – Segmental information continued

(v) Segmental statement of financial position – products and services as at 31 December 2008

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,827	477	3	1,271	3,578
Acquired value of in-force business and intangible assets	3,542	402	14	80	4,038
Interests in, and loans to, joint ventures and associates	2,810	4	44	125	2,983
Property and equipment	507	118	13	326	964
Investment property	12,953	278	—	1,195	14,426
Loans	28,916	914	1	12,406	42,237
Financial investments	213,379	11,632	73	5,176	230,260
Deferred acquisition costs	4,455	1,489	21	—	5,965
Other assets	39,539	9,876	563	133	50,111
Total assets	307,928	25,190	732	20,712	354,562
Gross insurance liabilities	155,693	19,157	—	—	174,850
Gross liabilities for investment contracts	107,559	—	—	—	107,559
Unallocated divisible surplus	2,325	—	—	—	2,325
Net asset value attributable to unit holders	4,449	16	—	2,453	6,918
Borrowings	4,368	—	—	10,833	15,201
Other liabilities, including inter-segment liabilities	16,953	379	392	15,412	33,136
Total liabilities	291,347	19,552	392	28,698	339,989
Total equity					14,573
Total equity and liabilities					354,562

(v) Segmental statement of financial position – products and services as at 31 December 2007

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,414	418	3	1,247	3,082
Acquired value of in-force business and intangible assets	2,628	424	12	133	3,197
Interests in, and loans to, joint ventures and associates	3,509	4	47	222	3,782
Property and equipment	435	70	9	428	942
Investment property	14,701	360	—	330	15,391
Loans	26,600	960	—	8,633	36,193
Financial investments	201,694	10,501	41	4,604	216,840
Deferred acquisition costs	2,711	1,583	27	—	4,321
Other assets	26,683	10,021	611	263	37,578
Total assets	280,375	24,341	750	15,860	321,326
Gross insurance liabilities	135,014	17,825	—	—	152,839
Gross liabilities for investment contracts	98,244	—	—	—	98,244
Unallocated divisible surplus	6,785	—	—	—	6,785
Net asset value attributable to unit holders	3,935	46	—	2,428	6,409
Borrowings	3,947	12	—	8,698	12,657
Other liabilities, including inter-segment liabilities	17,811	698	397	9,459	28,365
Total liabilities	265,736	18,581	397	20,585	305,299
Total equity					16,027
Total equity and liabilities					321,326

131
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

5 – Details of income

This note gives further detail on the items appearing in the first section of the consolidated income statement.

	2009 £m	2008 £m	2007 £m
Gross written premiums (note 4a & 4b)
Long-term:
Insurance contracts	16,692	19,388	15,589
Participating investment contracts	8,030	4,884	4,033
General insurance and health	9,968	11,934	11,369
	34,690	36,206	30,991
Less: premiums ceded to reinsurers (note 4a & 4b)	(2,576)	(1,841)	(1,658)
Gross change in provision for unearned premiums (note 35e)	645	388	(24)
Reinsurers’ share of change in provision for unearned premiums (note 38c(iii))	(86)	(111)	3
Net change in provision for unearned premiums	559	277	(21)
Net earned premiums	32,673	34,642	29,312
Fee and commission income
Fee income from investment contract business	456	487	416
Fund management fee income	536	556	576
Other fee income	473	577	481
Reinsurance commissions receivable	180	176	223
Other commission income	138	110	110
Net change in deferred revenue	6	(21)	(46)
	1,789	1,885	1,760
Total revenue	34,462	36,527	31,072
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	7,258	7,302	6,611
From AFS investments and financial instruments at amortised cost	2,150	2,012	1,485
	9,408	9,314	8,096
Dividend income	1,753	2,444	2,100
Other income from investments designated as trading
Realised gains on disposals	693	1,039	49
Unrealised gains and losses (policy I)
Gains/(losses) arising in the year	(1,184)	1,147	114
(Gains)/losses recognised in prior periods and now realised	(693)	(1,039)	(49)
	(1,877)	108	65
	(1,184)	1,147	114
Other income from investments designated as other than trading
Realised losses on disposals	(2,561)	(1,181)	5,055
Unrealised gains and losses (see policy I)
Gains/(losses) arising in the year	14,481	(26,394)	(1,189)
(Gains)/losses recognised previously and now realised	2,561	1,181	(5,055)
	17,042	(25,213)	(6,244)
	14,481	(26,394)	(1,189)
Realised gains and losses on AFS investments
Gains recognised previously as unrealised in equity (see policy R and note 31)	310	126	391

Net income from investment properties
Rent	908	959	846
Expenses relating to these properties	(47)	(33)	(27)
Realised gains on disposal	339	14	105
Fair value (losses) on investment properties (note 18)	(1,084)	(3,137)	(757)
	116	(2,197)	167
Realised gains on loans	24	7	7
Foreign exchange gains and losses on investments other than trading	238	(395)	11
Other investment expenses	(174)	(95)	(8)
Net investment income	24,972	(16,043)	9,689
Share of (loss) after tax of joint ventures (note 15a)	(409)	(1,038)	(339)
Share of loss after tax of associates (note 16a)	(95)	(90)	35
Share of (loss) after tax of joint ventures and associates	(504)	(1,128)	(304)
Profit on disposal of subsidiaries and associates (note 3b)	153	7	49
Total income	59,083	19,363	40,506

132
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

6 – Details of expenses

This note gives further detail on the items appearing in the second section of the consolidated income statement.

	2009 £m	2008 £m	2007 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	16,973	16,986	14,743
Participating investment contracts	4,264	5,085	5,604
Non-participating investment contracts	67	115	64
Claims and benefits paid to policyholders on general insurance and health business	7,444	8,696	7,779
	28,748	30,882	28,190
Less: Claim recoveries from reinsurers
Insurance contracts	(1,083)	(1,447)	(1,056)
Participating investment contracts	(116)	(82)	(13)
Claims and benefits paid, net of recoveries from reinsurers	27,549	29,353	27,121
Change in insurance liabilities
Change in insurance liabilities	5,755	(4,792)	3,361
Change in reinsurance asset for insurance provisions	(73)	907	147
Change in insurance liabilities, net of reinsurance	5,682	(3,885)	3,508
Change in investment contract provisions
Investment income allocated to investment contracts	5,136	(6,957)	885
Other changes in provisions
Participating investment contracts (note 36)	5,764	(3,088)	1,025
Non-participating investment contracts	(5,425)	(591)	90
Change in reinsurance asset for investment contract provisions	5,710	7	18
Change in investment contract provisions	11,185	(10,629)	2,018
Change in unallocated divisible surplus (note 40)	1,547	(4,482)	(2,922)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,953	3,521	3,351
Change in deferred acquisition costs for insurance and participating investment contracts	(536)	(513)	(627)
Deferrable costs for non-participating investment contracts	112	160	265
Other acquisition costs	1,137	1,337	1,348
Change in deferred acquisition costs for non-participating investment contracts	(31)	185	(279)
Investment income attributable to unitholders	331	(679)	(139)
Reinsurance commissions and other fee and commission expense	430	400	325
	4,396	4,411	4,244
Other expenses
Other operating expenses
Staff costs (note 8)	2,659	2,873	2,542
Central costs and sharesave schemes	108	141	163
Depreciation (note 17)	115	131	129
Impairment losses on property and equipment (note 17)	2	—	—
Impairment of goodwill on subsidiaries (note 13a)	30	48	10
Amortisation of acquired value of in-force business on insurance contracts (note 14)	249	333	160
Amortisation of intangible assets (note 14)	142	113	106
Net impairment of acquired value of in-force business (note 14)	13	2	—
Impairment of intangible assets (note 14)	12	13	4
Integration and restructuring costs (see below)	286	326	153
Exceptional items (see below)	776	247	—
Other expenses	299	217	182
	4,691	4,444	3,449
Impairments
Net impairment on loans	53	50	9
Net impairment on financial investments	538	973	49
Net impairment on receivables and other financial assets	2	17	1
Net impairment on non-financial assets	(1)	—	(1)
	592	1,040	58
Other net foreign exchange losses/(gains)	83	(68)	(34)
Finance costs (note 7)	1,336	1,547	1,217
Total expenses	57,061	21,731	38,659

133
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

6 – Details of expenses continued

Integration and restructuring costs

Integration and restructuring costs incurred in the year amounted to £286 million (2008: £326 million; 2007: £153 million). This includes £210 million for the cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £170 million annualised cost savings in the year.

Exceptional items

The table above includes exceptional items of £776 million for the year ended 31 December 2009. This comprises £674 million as a result of the reattribution of the inherited estate (see note 41), and a £102 million expense for the migration of all remaining local brands, except Delta Lloyd and RAC, to the single global Aviva brand, which has been implemented over the two year period 2008 to 2009.

For the year ended 31 December 2008, exceptional items were £247 million (2007: £nil). These included £142 million for closing or exiting non-core business operations such as the lifetime wrap platform and The British School of Motoring in the UK and the structured settlement business in the United States. The costs also included £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees. The remaining balance related to brand migration costs of £37 million offset by a £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

Impairment of financial investments

Group policy is to recognise an impairment on available for sale (AFS) equity securities when there has been a prolonged or significant decline in their fair value below their cost, irrespective of general market movements. Although management believes that these equity securities will ultimately recover their value, there can be no certainty that this will happen as, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity.

7 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 45) and similar charges.

Finance costs comprise:

	2009 £m	2008 £m	2007 £m
Interest expense on core structural borrowings
Subordinated debt	293	229	179
Debenture loans	29	21	25
Commercial paper	13	36	55
	335	286	259
Interest expense on operational borrowings
Amounts owed to credit institutions	113	82	38
Securitised mortgage loan notes
At amortised cost	77	125	105
At fair value	185	325	220
	262	450	325
	375	532	363
Interest on banking customer deposits	390	250	166
Interest on reinsurance deposits	12	11	37
Interest on collateral received	47	321	190
Other similar charges	177	147	202
Total finance costs	1,336	1,547	1,217

134
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

8 – Employee information

This note shows where our staff are employed throughout the world and analyses the total staff costs. The note excludes staff employed by our joint ventures or associates.

(a) Employee numbers

The number of persons employed by the Group was:

			At 31 December		Average for the year
	2009 Number	2008 Number	2007 Number	2009 Number	2008 Number
United Kingdom operations*	21,663	28,424	32,872	24,068	29,996
Aviva Europe	9,741	9,827	9,583	9,755	9,761
Delta Lloyd	6,297	6,674	6,406	6,486	6,522
North America	5,247	5,627	4,634	5,498	4,990
Asia Pacific	1,599	2,376	2,052	1,595	2,220
Aviva Investors	1,311	1,298	967	1,313	1,061
Corporate centre	469	532	497	467	507
	46,327	54,758	57,011	49,182	55,057

* 2007 employee numbers include staff in the offshore operations in Sri Lanka and India. These operations were sold in 2008 and therefore these are not included in the 2008 closing numbers.

(b) Staff costs

Total staff costs were:

	2009 £m	2008 £m	2007 £m
Wages and salaries	1,860	2,107	1,831
Social security costs	272	258	229
Post-retirement obligations
Defined benefit schemes (note 44d)	187	175	191
Defined contribution schemes (note 44d)	73	65	63
Profit sharing and incentive plans	135	172	169
Equity compensation plans (note 26d)	56	39	50
Termination benefits	76	57	9
	2,659	2,873	2,542

These costs are charged within:

	2009 £m	2008 £m	2007 £m
Acquisition costs	491	584	592
Claims handling expenses	270	291	318
Central costs and sharesave schemes	53	83	109
Other operating expenses	1,845	1,915	1,523
	2,659	2,873	2,542

9 – Auditors’ remuneration

This note shows the total remuneration payable by the Group to our auditors.

The total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to its principal auditors, Ernst & Young LLP, and its associates is shown below.

					2009
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	11.9	—	—	—	11.9
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	1.5	—	—	—	1.5
Other services pursuant to legislation	3.0	—	—	—	3.0
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	2.1	—	—	2.1
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	1.2	—	1.8	3.0
Services relating to information technology	—	—	—	—	—
Other supplementary services	—	7.9	—	2.9	10.8
	17.9	11.3	0.1	4.7	34.0

135
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

9 – Auditors’ remuneration continued

					2008
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	10.0	—	—	—	10.0
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.5	—	—	—	0.5
Other services pursuant to legislation	2.4	—	—	—	2.4
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	3.5	—	—	3.5
Tax services	—	—	0.2	—	0.2
All other fees:
Services relating to corporate finance transactions	—	0.1	—	0.4	0.5
Services relating to information technology	—	—	—	0.1	0.1
Other supplementary services	—	4.7	—	1.5	6.2
	14.4	8.4	0.2	2.0	25.0

Fees payable for the audit of the Group’s subsidiaries pursuant to legislation include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by Ernst & Young LLP in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Other services pursuant to legislation comprise services in relation to statutory and regulatory filings. These include audit services for the audit of FSA returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for Supplementary reporting are in respect of the audit of the Group’s MCEV reporting. Although embedded value is a primary management reporting basis and our disclosures require a full audit, the relevant fees are not classified as being for statutory audit. These fees have reduced in 2009 to £2.1 million (2008: £3.5 million), as the 2008 fee includes the work undertaken on the Group’s MCEV restatement.

Fees for Other supplementary services include £5.7 million (2008: £3.5 million) for assurance services in connection with the Group’s Financial Reporting Control Framework; £1.2 million (2008: £1.2 million) for examination of the Group’s Individual Capital Assessment  (ICA); and £3.9 million (2008: £1.5 million) for other services which includes work undertaken on the listing on the New York Stock Exchange and the reattribution of the inherited estate in the UK.

Services relating to corporate finance transactions mainly reflect work undertaken on the partial IPO of Delta Lloyd on Euronext Amsterdam.

10 – Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i) The total tax charge/(credit) comprises:

	2009 £m	2008 £m	2007 £m
Current tax
For this year	617	527	885
Prior year adjustments	(164)	(284)	(94)
Total current tax	453	243	791
Deferred tax
Origination and reversal of temporary differences	231	(1,814)	(348)
Changes in tax rates or tax laws	2	(7)	(88)
Write-down of deferred tax assets	21	95	(6)
Total deferred tax	254	(1,726)	(442)
Total tax charged/(credited) to income statement (note 10d)	707	(1,483)	349

(ii)

The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to disposal), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders’ returns included in the charge above is £217 million (2008: £1,068 million credit; 2007: £15 million charge).

136
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

10 – Tax continued

(iii)	The tax charge/(credit) can be analysed as follows:

	2009 £m	2008 £m	2007 £m
UK tax	225	(1,482)	94
Overseas tax	482	(1)	255
	707	(1,483)	349

(iv)

Unrecognised tax losses and temporary differences of previous years were used to reduce current tax expense and deferred tax expense by £59 million and £10 million respectively (2008: £139 million and £19 million respectively; 2007: £51 million and £6 million respectively).

(v)	Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2009 £m	2008 £m	2007 £m
Long-term business technical provisions and other insurance items	(876)	591	315
Deferred acquisition costs	261	224	34
Unrealised gains/(losses) on investments	963	(1,706)	(793)
Pensions and other post-retirement obligations	(72)	16	40
Unused losses and tax credits	(182)	(413)	(272)
Subsidiaries, associates and joint ventures	12	(199)	(33)
Intangibles and additional value of in-force long-term business	(21)	30	(75)
Provisions and other temporary differences	169	(269)	342
Total deferred tax charged/(credited) to income statement	254	(1,726)	(442)

(b) Tax charged/(credited) to other comprehensive income

(i) The total tax charge/(credit) comprises:

	2009 £m	2008 £m	2007 £m
Current tax
In respect of fair value (losses)/gains on owner-occupied properties	—	(1)	(3)
Deferred tax
In respect of pensions and other post-retirement obligations	(45)	(15)	269
In respect of unrealised gains/(losses) on investments	241	(203)	(71)
	196	(218)	198
Total tax charged/(credited) to other comprehensive income	196	(219)	195

(ii)	The tax charge attributable to policyholders’ returns included above is £nil (2008: £nil; 2007: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £17 million (2008: £16 million; 2007: £16 million), and is wholly in respect of coupon payments on a direct capital instrument.

(d) Tax reconciliation

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009 £m	2008 £m	2007 £m
Profit/(loss) before tax	2,022	(2,368)	1,847
Tax calculated at standard UK corporation tax rate of 28% (2008: 28.5%; 2007: 30.0%)	566	(675)	554
Different basis of tax – policyholders	82	(767)	5
Adjustment to tax charge in respect of prior years	(113)	(283)	(49)
Non-assessable income	(105)	(94)	(124)
Non-taxable profit on sale of subsidiaries and associates	(44)	(2)	(18)
Disallowable expenses	279	95	7
Reduction in future UK tax rate (net of movements in unallocated divisible surplus)	—	—	(64)
Different local basis of tax on overseas profits	50	(61)	56
Movement in deferred tax not recognised	(15)	292	1
Other	7	12	(19)
Total tax charged/(credited) to income statement (note 10a)	707	(1,483)	349

137
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

11 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i)	The profit/(loss) attributable to ordinary shareholders is:

	2009	2008	2007
Profit/(loss) before tax attributable to shareholders’ profits	1,805	(1,300)	1,832
Tax attributable to shareholders’ (loss)/profits	(490)	415	(334)
Profit/(loss) for the year	1,315	(885)	1,498
Amount attributable to minority interests	(230)	(30)	(178)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(44)	(40)	(37)
Profit attributable to ordinary shareholders	1,024	(972)	1,266

(b) Diluted earnings per share

(i)	Diluted earnings per share is calculated as follows:

			2009			2008			2007
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit/(loss) attributable to ordinary shareholders	1,024	2,705	37.8	(972)	2,643	(36.8)	1,266	2,588	48.9
Dilutive effect of share awards and options	—	25	(0.3)	—	24	—	—	24	(0.4)
Diluted earnings per share	1,024	2,730	37.5	(972)	2,667	(36.8)	1,266	2,612	48.5

12 – Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 25.

	2009 £m	2008 £m	2007 £m
Ordinary dividends declared and charged to equity in the year
Final 2008 – 19.91 pence per share, paid on 15 May 2009	527	—	—
(Final 2007 – 21.10 pence per share, paid on 16 May 2008)	—	554	—
(Final 2006 – 19.18 pence per share, paid on 18 May 2007)	—	—	492
Interim 2009 – 9.00 pence per share, paid on 17 November 2009	248	—	—
(Interim 2008 – 13.09 pence per share, paid on 17 November 2008)	—	348	—
(Interim 2007 – 11.90 pence per share paid on 16 November 2007)	—	—	309
	775	902	801
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instrument	61	56	53
	853	975	871

Subsequent to 31 December 2009, the directors proposed a final dividend for 2009 of 15.0 pence per ordinary share (2008: 19.91 pence; 2007: 21.10 pence), amounting to £415 million (2008: £527 million; 2007: £554 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2010 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2010.

Interest on the direct capital instrument issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.0% (2008: 28.5%; 2007: 30%).

138
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

13 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2009 £m	2008 £m
Gross amount
At 1 January	3,898	3,273
Acquisitions (note 3a)	5	106
Fair value adjustments and movements in contingent consideration (note 3a)	48	(59)
Disposals	(9)	(84)
Transfers from other intangibles	—	11
Amounts expensed in the year (see (b)(i) below)	(30)	—
Foreign exchange rate movements	(245)	651
At 31 December	3,667	3,898
Accumulated impairment
At 1 January	(315)	(191)
Impairment losses charged to exceptional items	—	(20)
Other impairment losses charged to expenses	—	(48)
Write back of impairment related to disposals	3	9
Foreign exchange rate movements	26	(65)
At 31 December	(286)	(315)
Carrying amount at 1 January	3,583	3,082
Carrying amount at 31 December	3,381	3,583
Less: Amounts classified as held for sale	—	(5)
	3,381	3,578

As explained in (b)(i) below, an amount of £30 million related to the recognition of a deferred tax asset previously recognised in goodwill has been expensed in the year. Together with impairment charges of £32 million recognised in respect of goodwill within interests in associates (note 16), the total goodwill write down for the year is £62 million.

Movements in contingent consideration relate to contingent consideration paid/received in respect of past acquisitions of subsidiaries. Goodwill arising on acquisitions completed before 1 January 1998 was charged directly to reserves. Goodwill arising on the Group’s acquisition of joint ventures and associates is included within the carrying value of those investments (see notes 15 and 16).

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill			Carrying amount of intangibles with indefinite useful lives (detailed in note 14)			Total
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
United Kingdom
Long-term business (see (i) below)	31	52	71	—	—	—	31	52	71
General insurance, RAC and health (see (ii) below)	1,208	1,208	1,276	201	201	221	1,409	1,409	1,497
Europe
France (long-term business) (see (iii) below)	—	—	—	55	60	45	55	60	45
Ireland
Long-term business (see (iv) below)	122	133	101	—	—	—	122	133	101
General insurance and health (see (v) below)	121	134	81	—	—	—	121	134	81
Italy
Long-term business (see (vi) below)	65	74	46	—	334	254	65	408	300
General insurance and health (see (vii) below)	58	64	42	—	137	132	58	201	174
Delta Lloyd (see (viii) below)	319	279	212	—	—	—	319	279	212
Spain (long-term business) (see (ix) below)	580	652	552	—	—	—	580	652	552
Other	15	24	19	—	—	—	15	24	19
North America
United States (long-term business) (see (x) below)	770	865	624	—	—	—	770	865	624
Canada	42	43	17	—	—	—	42	43	17
Asia Pacific
Various	50	55	41	—	—	—	50	55	41
	3,381	3,583	3,082	256	732	652	3,637	4,315	3,734

As explained in accounting policy N, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. The tests led to impairment of goodwill of £nil in 2009 (2008: £68 million).

139
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

13 – Goodwill continued

Goodwill and intangibles with indefinite useful lives have been tested for impairment in these businesses as follows:

United Kingdom

(i) Long-term business

The United Kingdom long-term business goodwill balance is split across four cash generating units, with no individual balance exceeding £22 million.

The Group acquired Hamilton Life Assurance Company Limited from HFC Bank Limited ("HFC") in 2007, and identified £20 million of the purchase price as goodwill in respect of unrecognised deferred tax assets which could not be utilised or recognised at the time. The Group is now able to recognise value for these assets and further consideration of £9 million, included in the "Movements in contingent consideration", is payable to HFC in this respect. As required by paragraph 65 of IFRS 3, Business Combinations, the total £29 million has been charged to expenses, together with £1 million of transaction costs representing the balance of acquired goodwill. Deferred tax assets have increased to recognise this new asset (see note 42(b)(iii)).

(ii) General insurance, RAC and health

The recoverable amount of the UK general insurance, RAC and health unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on business plans approved by management covering a three year period and a risk adjusted discount rate of 9.5%. Cash flows beyond that three year period have been extrapolated using a steady 2.5% growth rate. This growth rate is set with regards to past experience and historical statistics of UK premium growth published by the Association of British Insurers.

Key assumptions used for the calculation were:

—

Budgeted adjusted operating profit represents the adjusted operating profit in the business plans, approved by management, and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the relevant UK industry sectors;

—	Some of the assumptions that underline the budgeted adjusted operating profit include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates; and
—

Growth rates represent the rates used to extrapolate future cash flows beyond the business plan period and have been based upon latest information available regarding future and past growth rates, including external sources of data such as ABI Annual Market Statistics.

Europe

Long-term business

The recoverable amount of long-term business cash generating units in the Europe region, has been determined based on a value in use calculation. The first step of the test was to compare the carrying value of each cash generating unit, including goodwill, to the Market Consistent Embedded Value (MCEV) of that cash generating unit. If the MCEV is less than the carrying value of a cash generating unit the present value of profits from expected new business for that cash generating unit is considered. If the value of profits from expected new business for a cash generating unit is expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

For European long-term business cash generating units a key assumption used for the calculation was the embedded value which represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth and the value of the in-force life business.

General insurance, health and other

The recoverable amount of general insurance, health and other non-life cash generating units in the Europe region has been determined based on a value in use calculation. Value in use is calculated for each cash generating unit using a discounted cash flow projection based on business plans and growth assumptions approved by management for each cash generating unit and discounted at a risk discount rate appropriate for each cash generating unit. If the cash flows are expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

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

(v) Ireland (general insurance and health)

The recoverable amount of the Irish general insurance and health business exceeds the carrying value of the cash generating unit including goodwill.

140
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

13 – Goodwill continued

Key assumptions used for the calculation were:

—

Budgeted adjusted operating profit for an initial three year period which represents the adjusted operating profit in the business plans, approved by management and reflecting the best estimate of future profits based on both historical experience and expected growth rates for the Irish economy. The assumptions that underline the budgeted adjusted operating profit include market share, premium rate changes, claims inflation and commission rates;

—	Future cash flows are extrapolated beyond the three year business plan period assuming nil growth for general insurance business and a 7% growth rate for the health business; and
—	A risk adjusted discount rate of 10.8%.

(vi) Italy (long-term business)

This calculation is an actuarially-determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

—

New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

—	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 2.0%; and
—

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

Key assumptions used for the calculation were:

—

Budgeted adjusted operating profit for an initial three year period represents the adjusted operating profit in the most recent business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Italian economy;

—	Growth rate of 3.0% represents the rate used to extrapolate future cash flows beyond the business plan period; and
—	A risk adjusted discount rate of 10.2%.

(viii) Delta Lloyd (long-term, general insurance, health and fund management)

The recoverable amount of the Delta Lloyd life and general insurance and health cash generating units has been determined on the basis of a value in use calculation. This calculation is an appraisal value and is based on the discounted expected future cash flows from the operations over their expected useful life. Expected cash flows for future periods have been obtained from the plan figures for a three to five year period, depending on the management plan period of the unit. Expected cash flows for later periods have been extrapolated, taking into account the growth rate.

Key assumptions used for the calculation were:

—	Expected cash flows for future periods have been obtained from the plan figures for a three to five year period;
—	For the year following the end of the management plan period cash flows are extrapolated at a growth rate of nil to 2.6% depending on the particular circumstances of each unit; and
—	Risk-adjusted discount rate of 10.1% to 10.6% depending on management’s assessment of the specific risks of each unit, represents the rate used to discount expected profits from future new business.

(ix) Spain (long-term business)

This calculation is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the cash generating unit including goodwill.

Key assumptions (in addition to MCEV principles) used for the calculation were:

—

New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

—

Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s conservative estimate of future growth of 3.0%. This growth rate is in line with industry expectations; and

—

Risk adjusted discount rate of 6.5% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The test performed in the current year estimates the value of future new business on an MCEV basis. This methodology incorporates more of the risk of future new business into the underlying cash flows, and so consequently a lower risk discount rate is applied relative to the prior period.

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

141
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

13 – Goodwill continued

Key assumptions used for the calculation were:

—	Embedded value represents the shareholder interest in the life business and is based on projected cash flows of the business including expected investment returns;
—	Risk adjusted discount rate of 8.0% is used to calculate the embedded value;
—

New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

—

Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5.0% for life and annuity business, which is set with regard to past experience in these markets; and

—

Risk adjusted discount rate of 10.0% represents the rate used to discount expected profits from future new business. The discount rate includes an additional margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

The recoverable amount for the cash generating unit exceeds its carrying value by £332 million. An increase in the risk adjusted discount rates applied to calculate the embedded value and the present value of future profits from future new business of 60 basis points would result in the recoverable amount being equal to the carrying value.

Cash flow projections

To comply with paragraph 33(c) of IAS 36, cash flow projections for the period beyond the three year plan period are extrapolated from the position in the final year of the three year plan period. In all cases we have assumed a steady growth rate for subsequent years, not an increasing growth rate. The steady growth rate in each case is a positive or nil growth rate. The steady growth rate selected for each cash generating unit reflects long-term expectations for the markets in which each cash generating unit participates.

142
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

14 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on insurance contracts* £m	AVIF on investment contracts** £m	Other intangible assets with finite useful lives £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2008	2,273	110	1,005	709	4,097
Additions	4	—	60	—	64
Acquisition of subsidiaries	59	—	24	—	83
Disposals	(4)	(5)	(79)	—	(88)
Movement in shadow adjustment	327	—	—	—	327
Transfers	(4)	67	(63)	—	—
Transfers to goodwill and other assets	—	—	—	(31)	(31)
Foreign exchange rate movements	869	44	277	149	1,339
At 31 December 2008	3,524	216	1,224	827	5,791
Additions	17	—	30	—	47
Acquisition of subsidiaries (note (b))	(20)	—	3	—	(17)
Disposals	—	—	(33)	(20)	(53)
Movement in shadow adjustment	(484)	—	—	—	(484)
Transfers (note (c))	—	—	431	(431)	—
Transfers from property and equipment (note 17)	—	—	23	—	23
Foreign exchange rate movements	(329)	(17)	(71)	(50)	(467)
At 31 December 2009	2,708	199	1,607	326	4,840
Accumulated amortisation
At 1 January 2008	(498)	(18)	(242)	—	(758)
Amortisation for the year	(333)	(13)	(100)	—	(446)
Disposals	—	—	39	—	39
Transfers	(1)	(43)	44	—	—
Foreign exchange rate movements	(230)	(18)	(85)	—	(333)
At 31 December 2008	(1,062)	(92)	(344)	—	(1,498)
Amortisation for the year	(249)	(15)	(127)	—	(391)
Disposals	—	—	21	—	21
Transfers from property and equipment (note 17)	—	—	(3)	—	(3)
Foreign exchange rate movements	105	7	24	—	136
At 31 December 2009	(1,206)	(100)	(429)	—	(1,735)
Accumulated impairment
At 1 January 2008	(77)	—	(8)	(57)	(142)
Impairment losses charged to exceptional item	—	—	(32)	(20)	(52)
Other impairment losses charged to expenses	(2)	—	(13)	—	(15)
Foreign exchange rate movements	(17)	—	(2)	(18)	(37)
At 31 December 2008	(96)	—	(55)	(95)	(246)
Disposals	—	—	—	20	20
Impairment losses charged to expenses	(13)	—	(12)	—	(25)
Foreign exchange rate movements	1	—	—	5	6
At 31 December 2009	(108)	—	(67)	(70)	(245)
Carrying amount
At 1 January 2008	1,698	92	755	652	3,197
At 31 December 2008	2,366	124	825	732	4,047
At 31 December 2009	1,394	99	1,111	256	2,860
*	On insurance and participating investment contracts.
**	On non-participating investment contracts.

(a)

Intangible assets with indefinite useful lives comprise the RAC brand, and the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification.

Impairment testing of these intangibles is covered in note 13(b).

(b)	The negative figure of £20 million for AVIF on insurance contracts arises from the updating of fair values for Swiss Life Belgium, described in note 3(a)(ii).
(c)

During the year, the Group reviewed the terms of its bancassurance agreement with Banco Popolare, signed in December 2008, which was initially for ten years with five-year automatic renewal periods. This agreement is expected to be renewed indefinitely. Although this agreement had originally been classified as an intangible asset with indefinite useful life, it is now considered more appropriate to reclassify it as having a finite useful life where the residual value is high, as a consequence of the terms of the put option, and amortisation immaterial and this is consistent with other similar contracts. This has resulted in a reallocation in the year of £431 million from intangible assets with indefinite useful lives to those with finite useful lives.

(d)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.

143
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount

(i) The movements in the carrying amount comprised:

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2008	197	2,212	167	2,576
Share of results before tax	—	(1,029)	—	(1,029)
Share of tax	—	(3)	—	(3)
Share of results after tax	—	(1,032)	—	(1,032)
Amortisation and impairment of goodwill and intangibles[1]	(6)	—	—	(6)
Share of loss after tax	(6)	(1,032)	—	(1,038)
Acquisitions and additions	25	150	182	357
Disposals and reduction in Group interests	—	(131)	—	(131)
Fair value losses taken to other comprehensive income	—	(12)	—	(12)
Loans repaid	—	—	(52)	(52)
Foreign exchange rate movements	7	30	—	37
At 31 December 2008	223	1,217	297	1,737
Share of results before tax	—	(398)	—	(398)
Share of tax	—	(4)	—	(4)
Share of results after tax	—	(402)	—	(402)
Amortisation of intangibles[1]	(7)	—	—	(7)
Share of loss after tax	(7)	(402)	—	(409)
Acquisitions and additions	—	415	145	560
Disposals and reduction in Group interests	—	(59)	—	(59)
Fair value gains taken to other comprehensive income	—	8	—	8
Loans repaid	—	—	(99)	(99)
Foreign exchange rate movements	(14)	(7)	(16)	(37)
At 31 December 2009	202	1,172	327	1,701
1.	Comprises of amortisation of AVIF on insurance contract of £3 million (2008: £6 million) and other intangibles of £4 million (2008: £nil).

(ii) The balances at 31 December comprised:

2009	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,021	327	1,348
Long-term business undertakings	202	146	—	348
General insurance undertakings	—	5	—	5
Total	202	1,172	327	1,701

2008	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,080	297	1,377
Long-term business undertakings	198	158	—	356
General insurance undertakings	—	4	—	4
Total	198	1,242	297	1,737

2007	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	2,124	167	2,291
Long-term business undertakings	197	88	—	285
Total	197	2,212	167	2,576

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

144
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures continued

(b) Property management undertakings

The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.0%	50.0%
Ashtenne Industrial Fund Limited Partnership	66.7%	37.4%
The Junction Limited Partnership	25.0%	34.2%
The Mall Limited Partnership	50.0%	50.5%
Queensgate Limited Partnership	50.0%	50.0%
Quercus Healthcare Property Partnership Limited	50.0%	35.3%
The 20 Gracechurch Limited Partnership	50.0%	50.0%

All the above entities perform property ownership and management activities, and are incorporated and operate in the United Kingdom. All these investments are held by subsidiary entities.

(c) Long-term business undertakings

The principal joint ventures are as follows:

Company	Class of share	Proportion held	Country of incorporation and operation
Aviva-COFCO Life Insurance Co. Limited	Ordinary shares of RMB1 each	50.0%	China
AvivaSA Emeklilik ve Hayat A.S.	Ordinary shares of YTL1 each	49.8%	Turkey
CIMB Aviva Assurance Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
CIMB Aviva Takaful Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
First-Aviva Life Insurance Co., Ltd.	Ordinary shares of NT$10 each	49.0%	Taiwan
Woori Aviva Life insurance Co. Ltd	Ordinary shares of KRW 5000 each	46.8%	Korea

All investments in the above companies are unlisted and are held by subsidiaries except for the shares in Aviva-COFCO Life Insurance Co. Limited, which are held by the Company. The Group’s share of net assets of that company is £55 million (2008: £57 million) and have a fair value of £72 million (2008: £61 million).

(d) Impairment testing

CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad

The Group’s investments in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts. The recoverable amounts for both the investments have been determined based on value in use calculations. This calculation is an actuarially-determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amounts exceed the carrying values of both the investments.

Key assumptions used for the calculation were:

—	Cash flow projections based on:
(i)	the policy portfolio existing at the valuation date, and
(ii)

the future sales based on plans approved by management covering the subsequent three year period. The cash flows from existing policy portfolio is calculated using best estimate assumptions, which have been supported by experience investigation where available and prudent estimates typical for the market where experience investigations are not available;

—	The calculations use a risk adjusted discount rate of 13.2%; and
—	New sales beyond the three year period have been extrapolated using a growth rate of 11.0%.

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

Key assumptions used for the calculation were:

—

Embedded value represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth of the life business and the value of the in-force business. The underlying methodology and assumptions have been reviewed by a firm of actuarial consultants.

—

New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management.

—	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5.0%.;
—

Risk adjusted discount rate of 15.0% represents the rate used to discount expected profits from future new business. The discount rate reflects a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

145
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures continued

(e) Additional information

Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2009 £m	2008 £m	2007 £m
Income, including unrealised (losses)/gains on investments	(105)	(876)	242
Expenses	(293)	(153)	(579)
Share of results before tax	(398)	(1,029)	(337)
Long-term assets	2,885	3,115	4,263
Current assets	645	529	395
Share of total assets	3,530	3,644	4,658
Long-term liabilities	(1,982)	(1,968)	(1,684)
Current liabilities	(376)	(434)	(762)
Share of total liabilities	(2,358)	(2,402)	(2,446)
Share of net assets	1,172	1,242	2,212

The joint ventures have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interests in them.

16 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2008	442	762	2	1,206
Share of results before tax	—	(54)	—	(54)
Share of tax	—	(9)	—	(9)
Share of results after tax	—	(63)	—	(63)
Impairment of goodwill and intangibles[1]	(16)	—	—	(16)
Amortisation of acquired value of in-force business	(11)	—	—	(11)
Share of profit after tax	(27)	(63)	—	(90)
Additions	26	44	—	70
Disposals	—	(12)	—	(12)
Fair value losses taken to other comprehensive income	—	(81)	—	(81)
Dividends received	—	(87)	—	(87)
Reclassification from investment in subsidiaries	—	55	—	55
Reclassification from financial investments	—	62	—	62
Foreign exchange rate movements	13	109	1	123
Movements in carrying amount	12	27	1	40
At 31 December 2008	454	789	3	1,246
Share of results before tax	—	(53)	—	(53)
Share of tax	—	(1)	—	(1)
Share of results after tax	—	(54)	—	(54)
Impairment of goodwill and intangibles[1]	(32)	—	—	(32)
Amortisation of acquired value of in-force business	(9)	—	—	(9)
Share of loss after tax	(41)	(54)	—	(95)
Acquisitions and additions	—	175	—	175
Disposals	(26)	(7)	—	(33)
Fair value gains taken to other comprehensive income	—	114	—	114
Dividends received	—	(22)	—	(22)
Reclassification from investment in subsidiaries	—	(68)	—	(68)
Foreign exchange rate movements	(2)	(34)	—	(36)
Movements in carrying amount	(69)	104	—	35
At 31 December 2009	385	893	3	1,281
1.	Includes impairment of £1 million in other intangibles (2008: £4 million).

The loans are interest-bearing but are not secured, and no guarantees were received in respect thereof.

146
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

16 – Interests in, and loans to, associates continued

(b) Principal associates

The principal associates included above are:

Company	Type of business	Class of share	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	Ordinary shares of RS1 each	26.0%	India
Banca Network Investimenti SpA	Product distribution	Ordinary shares of €1 each	49.92%	Italy
Cyrte Fund I CV	Investment fund	Partnership share	22.31%	Netherlands
Cyrte Fund II BV	Investment fund	Ordinary shares of €1 each	10.48%	Netherlands
Cyrte Fund III CV	Investment fund	Partnership share	13.93%	Netherlands
RBSG Collective Investments Limited	Investment	Ordinary shares of £1 each	49.99%	Great Britain
RBS Life Investments Limited	Insurance	Ordinary shares of £1 each	49.99%	Great Britain

All investments in principal associates are unlisted and are held by subsidiaries.

       Although the Group’s holding in two of the three Cyrte funds is less than 20%, it has significant influence through ownership of the fund manager, Cyrte Investments BV, a subsidiary of which acts as general partner to the funds, and through membership of its investment committee.

       The Group’s Dutch subsidiary owns 30.8% of the shares, and depositary receipts for shares, in Van Lanschot NV, a financial services company in the Netherlands. The Group is not able to appoint management representation on the board of this company and is therefore unable to exert significant influence over its affairs. Accordingly, this investment is treated as a financial investment rather than as an associate.

(c) Additional information

Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	2009 £m	2008 £m	2007and £m
Share of revenues	216	460	385
Share of results before tax	(53)	(54)	51
Share of assets	3,013	3,812	3,123
Share of liabilities	(2,120)	(2,974)	(2,324)
Share of net assets	893	838	799

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

The recoverable amounts for both investments have been determined based on value in use calculations, using an appraisal value methodology. The appraisal value comprises MCEV and a value of future new business. Future new business is valued using a similar approach as used for the in-force business. The value of 2010 planned new business is based on planned volumes, planned margins for manufactured business and current margins for collectives and adopted business all approved by management. This value is then multiplied by an annuity factor to give the value of 25 years of future new business and then discounted back to the valuation date. The annuity factor for Life business allows for new business growth of 2.8% in 2011 and 5.4% thereafter and a pattern of market-consistent time dependent risk discount rates equivalent to a single risk discount rate of 4.4%. For Collective Investments the new business growth assumptions are 7.7% in 2011 and 6.1% thereafter. This value is adjusted to allow for future expense over-runs and under-runs, based on the projected expenses and sales volumes.

The test performed in the current year estimates the value of future new business on an MCEV basis. This methodology incorporates more of the risk of future new business into the underlying cash flows and so consequently a lower risk discount rate is applied relative to the prior period.

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

Key assumptions used for the calculation were:

—	A cash flow project based on a five year plan period and.
—	Risk adjusted discount rate of 10.3% based on the weighted average cost of capital of similar Italian listed companies.

147
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

16 – Interests in, and loans to, associates continued

As a result of the testing, an impairment of £26 million has been recognised. This reflects adverse developments in the business environment in which this associate operates.

(e) Non-adjusting subsequent event

On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company’s main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

17 – Property and equipment

This note analyses our tangible fixed assets, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2008	45	499	14	772	466	1,796
Additions	22	7	1	97	89	216
Acquisitions of subsidiaries	—	37	—	1	2	40
Disposals	(15)	(31)	(3)	(34)	(24)	(107)
Transfers	(4)	4	—	—	—	—
Fair value losses (see below)	—	(49)	—	—	—	(49)
Foreign exchange rate movements	13	106	2	40	72	233
At 31 December 2008	61	573	14	876	605	2,129
Additions	62	11	—	40	36	149
Transfer to investment properties (note 18)	(16)	(47)	—	—	—	(63)
Disposals	(7)	(49)	(2)	(82)	(196)	(336)
Transfers to intangibles (note 14)	—	—	—	(23)	—	(23)
Fair value losses (see below)	—	(33)	—	—	—	(33)
Foreign exchange rate movements	(6)	(35)	(2)	(14)	(18)	(75)
At 31 December 2009	94	420	10	797	427	1,748
Depreciation and impairment
At 1 January 2008	—	(3)	(7)	(578)	(266)	(854)
Charge for the year	—	(1)	(2)	(93)	(35)	(131)
Disposals	—	1	1	33	14	49
Impairment losses charged to restructuring costs	—	(2)	—	(8)	(40)	(50)
Foreign exchange rate movements	—	—	—	(29)	(48)	(77)
At 31 December 2008	—	(5)	(8)	(675)	(375)	(1,063)
Charge for the year	—	(1)	(1)	(76)	(37)	(115)
Disposals	—	2	1	60	92	155
Transfers to intangibles (note 14)	—	—	—	3	—	3
Transfers	—	—	—	(1)	—	(1)
Impairment losses charged to restructuring costs	—	—	—	(1)	(1)	(2)
Foreign exchange rate movements	—	—	1	13	15	29
At 31 December 2009	—	(4)	(7)	(677)	(306)	(994)
Carrying amount
At 1 January 2008	45	496	7	194	200	942
At 31 December 2008	61	568	6	201	230	1,066
At 31 December 2009	94	416	3	120	121	754
Less: Amounts classified as held for sale:
Gross amount	—	—	—	—	(1)	(1)
Accumulated depreciation and impairment	—	—	—	—	—	—
	—	—	—	—	(1)	(1)
	94	416	3	120	120	753

Fair value losses of £26 million (2008: £37 million) have been charged to other comprehensive income (note 31), with the remainder being charged to the income statement.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment, on the basis of Existing Use Value and in accordance with UK Practice Statement 1.3, is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £328 million (2008: £414 million).

The Group has no material finance leases for property and equipment.

148
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

18 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January 2008	12,603	2,788	15,391
Additions	1,744	2	1,746
Capitalised expenditure on existing properties	92	8	100
Acquisitions of subsidiaries	81	—	81
Fair value losses	(2,441)	(696)	(3,137)
Disposals	(852)	(297)	(1,149)
Transfers	(2)	2	—
Foreign exchange rate movements	1,276	118	1,394
At 31 December 2008	12,501	1,925	14,426
Additions	319	49	368
Capitalised expenditure on existing properties	64	9	73
Fair value losses	(917)	(167)	(1,084)
Disposals	(785)	(143)	(928)
Transfers from property and equipment (note 17)	28	35	63
Foreign exchange rate movements	(453)	(35)	(488)
At 31 December 2009	10,757	1,673	12,430
Less: Amounts classified as held for sale	—	(8)	(8)
	10,757	1,665	12,422

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

The fair value of investment properties leased to third parties under operating leases at 31 December 2009 was £11,750 million (2008: £13,764 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 49(b)(i).

19 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2009, 2008 and 2007 were as follows:

			2009			2008			2007
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	214	1,655	1,869	265	1,861	2,126	215	1,316	1,531
Loans to banks	—	5,339	5,339	—	6,415	6,415	—	7,576	7,576
Securitised mortgage loans (see note 20)
UK	1,840	—	1,840	1,861	—	1,861	1,777	—	1,777
Netherlands	5,544	1,770	7,314	4,936	2,262	7,198	3,699	1,911	5,610
	7,384	1,770	9,154	6,797	2,262	9,059	5,476	1,911	7,387
Non-securitised mortgage loans	13,292	8,012	21,304	14,406	7,266	21,672	12,849	4,747	17,596
Loans and advances to bank customers	—	1,943	1,943	—	1,886	1,886	—	1,307	1,307
Loans to brokers and other intermediaries	—	92	92	—	98	98	—	80	80
Other loans	—	1,378	1,378	—	981	981	—	716	716
Total	20,890	20,189	41,079	21,468	20,769	42,237	18,540	17,653	36,193

Loans to banks include cash collateral received under stock lending arrangements (see note 21(e)). The obligation to repay this collateral is included in payables and other financial liabilities (note 46).

Of the above loans, £33,241 million (2008: £30,673 million, 2007: £25,666 million) is expected to be recovered more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 21(b).

The change in fair value of these loans during the year, attributable to a change in credit risk, was a gain of £338 million (2008: £644 million loss). The cumulative change attributable to changes in credit risk to 31 December 2009 was a loss of £315 million (2008: £854 million loss).

149
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

19 – Loans continued

Loans at amortised cost

The fair value of these loans at 31 December 2009 was £19,786 million (2008: £20,218 million, 2007: £17,588 million).

(b) Analysis of loans carried at amortised cost

			2009			2008			2007
	Amortised cost £m	Impairment £m	Carrying value £m	Amortised cost £m	Impairment £m	Carrying value £m	Amortised cost £m	Impairment £m	Carrying value £m
Policy loans	1,655	—	1,655	1,861	—	1,861	1,316	—	1,316
Loans to banks	5,339	—	5,339	6,415	—	6,415	7,576	—	7,576
Securitised mortgage loans	1,771	(1)	1,770	2,263	(1)	2,262	1,911	—	1,911
Non-securitised mortgage loans	8,115	(103)	8,012	7,328	(62)	7,266	4,753	(6)	4,747
Loans and advances to bank customers	1,986	(43)	1,943	1,936	(50)	1,886	1,346	(39)	1,307
Loans to brokers and other intermediaries	92	—	92	98	—	98	80	—	80
Other loans	1,379	(1)	1,378	990	(9)	981	725	(9)	716
Total	20,337	(148)	20,189	20,891	(122)	20,769	17,707	(54)	17,653

The movements in the impairment provisions on these loans for the years ended 31 December 2009 and 2008 were as follows:

	2009 £m	2008 £m
At 1 January	(122)	(54)
Increase during the year	(58)	(58)
Write back following sale or reimbursement	17	—
Write back following recovery in value	5	8
Other movements	2	3
Foreign exchange movements	8	(21)
At 31 December	(148)	(122)

(c) Collateral

The Group holds collateral in respect of loans where it is considered appropriate, in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy, for the majority of the loan balances above. In all other situations, the collateral must be in a readily realisable form, such as listed securities, and is held in segregated accounts. Transfer of title for the collateral received always occurs in such cases, although no market risk or benefit is taken. In the event of a default, the Group is able to sell or repledge the collateral.

       The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £3,685 million (2008: £3,880 million, 2007: £6,282 million). No collateral was actually sold or repledged in the absence of default during the year (2008: £nil).

20 – Securitised mortgages and related assets

The Group has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings, in our UK Life and Dutch businesses. This note gives details of the relevant transactions.

(a) Description of arrangements

(i) United Kingdom

In a long-term business subsidiary Aviva Equity Release UK Limited (AER), the beneficial interest in certain portfolios of lifetime mortgages has been transferred to five special purpose securitisation companies (“the ERF companies”), in return for initial consideration and, at later dates, deferred consideration. The deferred consideration represents receipts accrued within the ERF companies after meeting all their obligations to the note holders, loan providers and other third parties in the priority of payments. The purchases of the mortgages were funded by the issue of fixed and floating rate notes by the ERF companies.

All the shares in the ERF companies are held by independent companies, whose shares are held on trust. Although AER does not own, directly or indirectly, any of the share capital of the ERF companies or their parent companies, it retains control of the majority of the residual or ownership risks and rewards related to the assets of the securitisation companies, and they have therefore been treated as subsidiaries in the consolidated financial statements. AER has no right to repurchase the benefit of any of the securitised mortgage loans, other than in certain circumstances where AER is in breach of warranty or loans are substituted in order to effect a further advance.

AER has purchased subordinated notes and granted subordinated loans to some of the ERF companies. These have been eliminated on consolidation through offset against the borrowings of the ERF companies in the consolidated statement of financial position.

(ii) Delta Lloyd

In three subsidiaries, Delta Lloyd Levensverzekering NV (DLL), Amstelhuys NV (AMS), and Delta Lloyd Bank (Belgium) NV/SA (DLB), the principal benefits of certain portfolios of mortgage loans have been transferred to a number of special purpose securitisation companies, which were funded primarily through the issue of fixed and floating rate notes.

150
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

20 – Securitised mortgages and related assets continued

All the shares in the securitisation companies are held by independent trustee companies. Although DLL, AMS and DLB do not own, directly or indirectly, any of the share capital of the securitisation companies or their parent companies, they retain control of the majority of the residual or ownership risks and rewards related to the assets of the securitisation companies, and these companies have therefore been treated as subsidiaries in the consolidated financial statements. DLL, AMS and DLB have no right, nor any obligation, to repurchase the benefit of any of the securitised mortgage loans before the optional call date, other than in certain circumstances where they are in breach of warranty.

Delta Lloyd companies have purchased notes in the securitisation companies, which have been eliminated on consolidation through offset against the borrowings of the securitisation companies in the consolidated statement of financial position.

(iii) General

In all of the above transactions, the Company and its subsidiaries are not obliged to support any losses that may be suffered by the note holders and do not intend to provide such support. Additionally, the notes were issued on the basis that note holders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the respective special purpose securitisation companies, including funds due from customers in respect of the securitised loans, are sufficient and that note holders have no recourse whatsoever to other companies in the Aviva Group.

(b) Carrying values

The following table summarises the securitisation arrangements:

		2009		2008		2007
	Securitised assets	Securitised borrowings	Securitised assets	Securitised borrowings	Securitised assets	Securitised borrowings
UK
Securitised mortgage loans
At fair value (note 19)	1,840	(1,444)	1,861	(1,614)	1,777	(1,691)
Other securitisation assets/(liabilities)	—	(396)	78	(325)	23	(109)
	1,840	(1,840)	1,939	(1,939)	1,800	(1,800)
Delta Lloyd
Securitised mortgage loans
At fair value (note 19)	5,544	(4,441)	4,936	(4,820)	3,699	(3,706)
At amortised cost (note 19)	1,770	(2,656)	2,262	(2,353)	1,911	(2,283)
	7,314	(7,097)	7,198	(7,173)	5,610	(5,989)
Other securitisation assets/(liabilities)	—	(217)	—	(25)	379	—
	7,314	(7,314)	7,198	(7,198)	5,989	(5,989)

Loan notes held by third parties are as follows:

		2009		2008		2007
	UK £m	Delta Lloyd £m	UK £m	Delta Lloyd £m	UK £m	Delta Lloyd £m
Total loan notes issued, as above	1,444	7,097	1,614	7,173	1,691	5,989
Less: Loan notes held by Group companies	—	(1,212)	(24)	(978)	(17)	(369)
Loan notes held by third parties (note 45c)	1,444	5,885	1,590	6,195	1,674	5,620

On 22 March 2010 the Group announced a tender offer to purchase up to £300 million of loan notes issued by the ERF special purpose securitisation companies.  The Offer will remain open until 30 March 2010.  Any notes purchased as a result of this offer will result in the loan notes held by third parties being reduced by the cash paid.  This securitisation vehicles will remain fully consolidated as explained in note 20a(i) above.

151
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

21 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

	2009				2008				2007
	At fair value through profit or loss				At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	21,423	—	21,423	—	18,854	—	18,854	—	18,767	—	18,767
UK local authorities	—	16	—	16	—	17	—	17	—	81	—	81
Non-UK government	11	45,655	1,810	47,476	9	40,029	756	40,794	35	28,278	936	29,249
Corporate bonds
Public utilities	—	5,997	633	6,630	—	4,308	1,226	5,534	—	3,922	1,003	4,925
Other corporate	(28)	54,007	15,364	69,343	16	57,939	13,319	71,274	52	47,506	11,437	58,995
Convertibles and bonds with warrants attached	—	586	—	586	—	855	—	855	—	856	—	856
Other	36	6,870	5,065	11,971	31	6,556	5,049	11,636	92	4,417	839	5,348
	19	134,554	22,872	157,445	56	128,558	20,350	148,964	179	103,827	14,215	118,221
Certificates of deposit	—	2,802	8	2,810	—	1,301	10	1,311	—	3,341	26	3,367
Redeemable preference shares	—	255	—	255	—	349	110	459	—	3	—	3
	19	137,611	22,880	160,510	56	130,208	20,470	150,734	179	107,171	14,241	121,591
Equity securities
Ordinary shares
Public utilities	—	3,665	15	3,680	—	3,933	1	3,934	—	6,165	—	6,165
Banks, trusts and insurance companies	—	6,458	831	7,289	—	5,525	2,332	7,857	—	10,195	66	10,261
Industrial miscellaneous and all other	8	29,584	2,540	32,132	9	28,182	2,989	31,180	46	38,672	3,712	42,430
	8	39,707	3,386	43,101	9	37,640	5,322	42,971	46	55,032	3,778	58,856
Non-redeemable preference shares	—	125	117	242	—	345	95	440	—	209	—	209
	8	39,832	3,503	43,343	9	37,985	5,417	43,411	46	55,241	3,778	59,065
Other investments
Unit trusts and other investment vehicles	—	29,825	119	29,944	—	28,850	139	28,989	4	31,221	181	31,406
Derivative financial instruments (note 54d)	2,078	—	—	2,078	2,910	–	—	2,910	1,609	—	—	1,609
Deposits with credit institutions	88	881	—	969	115	831	—	946	114	733	—	847
Minority holdings in property management undertakings	—	667	—	667	—	969	—	969	—	977	—	977
Other investments – long-term	—	1,187	4	1,191	—	2,686	4	2,690	—	1,640	17	1,657
Other investments – short-term	—	—	—	—	—	3	4	7	—	4	—	4
	2,166	32,560	123	34,849	3,025	33,339	147	36,511	1,727	34,575	198	36,500
Total financial investments
Less assets classified as held for sale
Fixed maturity securities	—	—	—	—	—	(336)	—	(336)	—	(80)	—	(80)
Equity securities	—	—	—	—	—	(60)	—	(60)	—	(236)	—	(236)
Other investments	(23)	—	—	(23)	—	—	—	—	—	—	—	—
	(23)	—	—	(23)	—	(396)	—	(396)	—	(316)	—	(316)
	2,170	210,003	26,506	238,679	3,090	201,136	26,034	230,260	1,952	196,671	18,217	216,840

Of the above total, £174,292 million (2008: £176,752 million, 2007: £154,732 million) is expected to be recovered more than one year after the statement of financial position date.

Other debt securities of £11,906 million (2008: £11,636 million, 2007: £5,348 million) primarily include residential and commercial mortgage backed securities, as well as other structured credit securities.

152
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

21 – Financial investments continued

(b) Fair value methodology

(i) For financial assets carried at fair value, we have categorised the measurement basis into a “fair value hierarchy” as follows:

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

Modelled with significant observable market inputs – (“Level 2”)

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset. Level 2 inputs include the following:

—	Quoted prices for similar (i.e. not identical) assets in active markets.
—

Quoted prices for identical or similar assets in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

—

Inputs other than quoted prices that are observable for the asset (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks, and default rates).

—	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Examples of these are securities measured using discounted cash flow models based on market observable swap yields, and listed debt or equity securities in a market that is inactive. Valuations, whether sourced from internal models or third parties incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observed market transactions. To the extent observed market spreads are either not used in valuing a security, or do not fully reflect liquidity risk, our valuation methodology, whether sourced from internal models or third parties, reflects a liquidity premium.

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

Modelled with significant unobservable market inputs – (“Level 3”)

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

The majority of the Group’s financial assets are valued based on quoted market information or observable market data. A small percentage (4%) of total financial assets recorded at fair value, are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, it is believed that changing one or more of the assumptions to reasonably possible alternative assumptions would not change the fair value significantly.

The principal investments classified as Level 3 are:

—

Structured bond type products held by our businesses in France and Italy amounting to £7.0 billion, for which there is no active market. These bonds are valued either using third party counterparty or broker quotes. These bonds are validated against internal or third party models. Most of these bonds have been classified as Level 3 because either, (i) the third party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2009, the counterparty and broker quotes used to value these products were less than the modelled valuations.

—

Notes issued by loan partnerships held by our UK Life business amounting to £1.0 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In 2009 there was insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price.

—

Private equity investment funds held by our UK Life business amounting to £0.8 billion. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw downs and distributions between the date of the report and valuation date and the fund manager’s carried interest.

—

Certain direct private equity investments and private placements held by our business in the Netherlands and strategic interests in banking partners held by our Italian business amounting to £0.8 billion. Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

—	Other Level 3 investments amount to £1.6 billion and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

153
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

21 – Financial investments continued

(ii)	An analysis of investments according to fair value hierarchy is given below:

							2009
		Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Loans	—	20,890	—	20,890	20,189	—	41,079
Fixed maturity securities	114,779	36,592	9,139	160,510	—	—	160,510
Equity securities	36,774	5,775	794	43,343	—	—	43,343
Other investments (including derivatives)	29,572	3,950	1,327	34,849	—	(23)	34,826
Total	181,125	67,207	11,260	259,592	20,189	(23)	279,758

For the year to 31 December 2009 transfers from fair value hierarchy Level 1 to Level 2 amounted to £886 million, and from Level 2 to Level 1 amounted to £2,181 million. The transfers arose as a result of changes in levels of activity in the markets from which prices are sourced.

							2008
		Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Loans	—	21,468	—	21,468	20,769	—	42,237
Fixed maturity securities	108,087	40,797	1,850	150,734	—	(336)	150,398
Equity securities	36,607	5,873	931	43,411	—	(60)	43,351
Other investments (including derivatives)	24,655	11,792	64	36,511	—	—	36,511
Total	169,349	79,930	2,845	252,124	20,769	(396)	272,497

							2007
		Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Loans	—	18,540	—	18,540	17,653	—	36,193
Fixed maturity securities	101,621	18,710	1,260	121,591	—	(80)	121,511
Equity securities	54,124	4,309	632	59,065	—	(236)	58,829
Other investments (including derivatives)	27,286	8,895	319	36,500	—	—	36,500
Total	183,031	50,454	2,211	235,696	17,653	(316)	253,033

(iii)	The tables below show movements in the assets measured at fair value based on valuation techniques for which any significant input is not based on observable market data (Level 3 only).

				2009
	Fixed maturity securities £m	Equity securities £m	Other invest-ments £m	Total £m
Total funds
Balance at 1 January	1,850	931	64	2,845
Total net gains or losses recognised in the income statement	2	(55)	1	(52)
Total net gains or losses recognised in other comprehensive income	107	1	(4)	104
Purchases	820	117	104	1,041
Disposals	(247)	(133)	(5)	(385)
Settlements	—	(73)	—	(73)
Transfers into Level 3	7,659	134	1,186	8,979
Transfers out of Level 3	(923)	(54)	(19)	(996)
Foreign exchange rate movements	(129)	(74)	—	(203)
Balance at 31 December	9,139	794	1,327	11,260

The Group assesses the fair value hierarchy of its financial investments biannually at 30 June and 31 December. Transfers between fair value hierarchy levels are deemed to have occurred at the assessment date.

154
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

21 – Financial investments continued

Transfers into and out of Level 3 arose for the following reasons:

—	Changes in the market observability of valuation inputs.
—	Changes in the market observability of inputs used to validate valuations.
—	Significant differences between third party prices used for valuations and validation prices either sourced from third parties or internal models.

The transfers into Level 3 principally relate to certain debt securities held by our businesses in the UK, Italy and France and private equity investment funds in the UK. These investments were previously classified as Level 2. The single largest transfer was of £6.8 billion structured bond type products, whose valuation methodology is described earlier in this section.

Of the £52 million net losses recognised in the income statement during the year, £2 million gain relates to net investment income and £54 million loss relating to impairments is included in other expenses.

(c) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

					2009
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses £m	Impairment losses £m	Fair value £m
Fixed maturity securities	159,287	5,872	(4,500)	(149)	160,510
Equity securities	44,188	4,173	(3,975)	(1,043)	43,343
Other investments
Unit trusts and specialised investment vehicles	30,230	784	(484)	(15)	30,515
Derivative financial instruments	1,518	896	(337)	—	2,077
Deposits with credit institutions	969	—	—	—	969
Minority holdings in property management undertakings	635	69	(26)	(11)	667
Other long-term investments	729	191	(297)	(2)	621
	237,556	11,985	(9,619)	(1,220)	238,702
These are further analysed as follows:
At fair value through profit or loss	210,635	10,506	(8,785)	(160)	212,196
Available for sale	26,921	1,479	(834)	(1,060)	26,506
	237,556	11,985	(9,619)	(1,220)	238,702

					2008
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses £m	Impairment losses £m	Fair value £m
Fixed maturity securities	156,240	7,634	(12,857)	(283)	150,734
Equity securities	54,518	2,685	(12,636)	(1,156)	43,411
Other investments
Unit trusts and specialised investment vehicles	28,700	1,994	(1,704)	(1)	28,989
Derivative financial instruments	1,792	1,761	(643)	—	2,910
Deposits with credit institutions	946	—	—	—	946
Minority holdings in property management undertakings	758	279	(56)	(12)	969
Other long-term investments	2,883	209	(402)	—	2,690
Other short-term investments	8	–	(1)	—	7
	245,845	14,562	(28,299)	(1,452)	230,656
These are further analysed as follows:
At fair value through profit or loss	216,551	13,658	(25,396)	(191)	204,622
Available for sale	29,294	904	(2,903)	(1,261)	26,034
	245,845	14,562	(28,299)	(1,452)	230,656

					2007
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses £m	Impairment losses £m	Fair value £m
Fixed maturity securities	122,172	1,970	(2,542)	(9)	121,591
Equity securities	50,635	9,052	(367)	(255)	59,065
Other investments
Unit trusts and specialised investment vehicles	28,684	3,106	(382)	(2)	31,406
Derivative financial instruments	—	1,609	—	—	1,609
Deposits with credit institutions	847	—	—	—	847
Minority holdings in property management undertakings	977	—	—	—	977
Other long-term investments	1,465	249	(57)	—	1,657
Other short-term investments	4	—	—	—	4
	204,784	15,986	(3,348)	(266)	217,156
These are further analysed as follows:
At fair value through profit or loss	187,179	14,720	(2,929)	(31)	198,939
Available for sale	17,605	1,266	(419)	(235)	18,217
	204,784	15,986	(3,348)	(266)	217,156

155
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

21 – Financial investments continued

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Unrealised gains and losses on financial investments classified as at fair value through profit or loss recognised in the income statement in the year were a net loss of £18,919 million (2008: £25,105 million net loss). Of this, £1,877 million net loss (2008: £108 million net gain) related to financial investments designated as trading and £17,042 million net loss (2008: £25,213 million net loss) related to investments designated as other than trading.

The movement in the unrealised gain/loss position reported in the statement of financial position during the year, shown in the table above, includes foreign exchange movements on the translation of unrealised gains and losses on financial investments held by foreign subsidiaries, which are recognised in other comprehensive income, as well as transfers due to the realisation of gains and losses on disposal and the recognition of impairment losses.

Total impairments of financial investments recognised in the income statement in the year, disclosed in note 6, were £538 million (2008: £973 million). This comprised impairments of financial investments classified as available-for-sale of £482 million (2008: £830 million) disclosed in the table below, and impairments of financial investments classified as fair value through profit or loss of £56 million (2008: £143 million).

(d) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2009 and 2008 were as follows:

	Fixed maturity securities £m	Equity securities £m	Other investments £m	Total £m
At 1 January 2008	(8)	(227)	—	(235)
Increase for the year charged to the income statement	(169)	(661)	—	(830)
Other movements	(11)	(9)	—	(20)
Foreign exchange rate movement	(37)	(139)	—	(176)
At 31 December 2008	(225)	(1,036)	—	(1,261)
Increase for the year charged to the income statement	(93)	(384)	(5)	(482)
Write back following sale or reimbursement	174	401	—	575
Foreign exchange rate movement	25	85	(2)	108
At 31 December 2009	(119)	(934)	(7)	(1,060)

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

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amounts of financial assets received and pledged in this manner at 31 December 2009 were £16,909 million and £703 million respectively (2008: £18,486 million and £322 million respectively, 2007: £23,779 million and £4 million respectively). The value of collateral that was actually sold or re-pledged in the absence of default was £nil (2008: £nil).

In addition to the above, the Group has received and pledged cash collateral under stock lending arrangement that has been recognised in the statement of financial position with a corresponding obligation or receivable for its return. These latter balances are shown separately in notes 46 and 22 respectively.

(ii) Stock repurchase arrangements
Included within financial investments are £664 million (2008: £383 million, 2007: £358 million) of debt securities and other fixed income securities which have been sold under stock repurchase arrangements. The obligations arising under these arrangements are shown in note 46.

(iii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2009, £703 million (2008: £474 million, 2007: £nil) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

156
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

22 – Receivables and other financial assets

This note analyses our total receivables.

	2009 £m	2008 £m	2007 £m
Amounts owed by contract holders	2,435	2,303	2,554
Amounts owed by intermediaries	1,216	1,649	1,417
Deposits with ceding undertakings	1,670	1,747	1,163
Amounts due from reinsurers	680	802	701
Amounts due from brokers for investment sales	232	120	326
Amounts receivable for collateral pledged (notes 21(e) and 54(c))	15	1	21
Reimbursements due from government health insurance	141	147	402
Corporate owned life insurance	146	162	112
Dividends receivable	76	183	152
Finance lease receivables	162	121	111
Other banking assets	273	237	50
Other financial assets	2,606	2,730	2,164
Total	9,652	10,202	9,173
Less: Amounts classified as held for sale	(20)	(386)	(554)
	9,632	9,816	8,619
Expected to be recovered in less than one year	8,985	9,116	8,261
Expected to be recovered in more than one year	647	700	358
	9,632	9,816	8,619

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

23 – Deferred acquisition costs and other assets

This note shows the products on which we are deferring some of our acquisition costs and details the movements in the balance during the year.

(a) Carrying amount

The carrying amount comprises:

	2009 £m	2008 £m	2007 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	2,952	3,306	1,473
Insurance contracts – General insurance and health business	1,227	1,489	1,583
Participating investment contracts – Long-term business	85	87	112
Non-participating investment contracts – Long-term business	1,032	1,062	1,126
Retail fund management business	20	21	27
Total deferred acquisition costs	5,316	5,965	4,321
Surpluses in the staff pension schemes (note 44(e)(vii))	—	—	27
Other assets	305	183	139
Total	5,621	6,148	4,487
Less: Amounts classified as held for sale	—	(1)	—
	5,621	6,147	4,487

Deferred acquisition costs on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year after the statement of financial position date.

157
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

23 – Deferred acquisition costs and other assets continued

(b) Movements in the year

The movements in deferred acquisition costs during the year were:

				2009
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	4,455	1,489	22	5,966
Acquisition costs deferred during the year	1,123	2,209	8	3,340
Amortisation	(468)	(2,464)	(9)	(2,941)
Impact of assumption changes	94	—	(1)	93
Effect of portfolio transfers, acquisitions and disposals	(40)	—	—	(40)
Foreign exchange rate movements	(338)	(7)	—	(345)
Shadow adjustment	(757)	—	—	(757)
Carrying amount at 31 December	4,069	1,227	20	5,316

				2008
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	2,711	1,583	27	4,321
Acquisition costs deferred during the year	1,513	2,660	4	4,177
Amortisation	(682)	(2,828)	(9)	(3,519)
Impairment losses	(100)	—	—	(100)
Impact of assumption changes	(281)	(4)	—	(285)
Effect of portfolio transfers, acquisitions and disposals	3	(1)	—	2
Foreign exchange rate movements	808	79	—	887
Shadow adjustment	483	—	—	483
Carrying amount at 31 December	4,455	1,489	22	5,966

The level of capitalised acquisition costs for new long-term business reduced by £390 million in 2009, reflecting lower new business in the US. The amortisation reduced by £214 million in 2009, mainly in the UK where improved asset values impacted on projected profits, particularly management charges on unit-linked funds, leading to lower amortisation.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in DAC balance would reduce profit by £5 million if market yields on fixed income investments were to reduce by 1% and reduce profit by £20 million if equity and property market values were to fall by 10% from year end 2009 levels.

The shadow adjustments relate to deferred acquisition costs on business in the United States backed by investments classified as available for sale. As explained in accounting policy K, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets

Other assets include £1 million (2008: £1 million, 2007: £66 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £3,604 million (2008: £3,762 million, 2007: £2,986 million), include £148 million (2008: £259 million, 2007: £111 million) that is expected to be recovered more than one year after the statement of financial position date.

158
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

24 – Assets held to cover linked liabilities

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

The carrying values of assets backing unit-linked liabilities are as follows:

	2009 £m	2008 £m	2007 £m
Loans	1,468	1,799	347
Debt securities	17,595	19,588	15,065
Equity securities	28,638	23,840	27,743
Other investments	29,756	28,799	33,171
Reinsurance assets	1,014	1,704	1,905
Cash and cash equivalents	4,214	4,125	3,939
	82,685	79,855	82,170

25 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2009 £m	2008 £m
The authorised share capital of the Company at 31 December 2009 was: 5,200,000,000 (2008: 3,000,000,000) ordinary shares of 25 pence each	1,300	750
The allotted, called up and fully paid share capital of the Company at 31 December 2009 was: 2,766,611,374 (2008: 2,657,701,624) ordinary shares of 25 pence each	692	664

(b) During 2009, a total of 108,909,750 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	Number of shares	Share Capital £m	Share Premium £m
At 1 January 2008	2,621,792,828	655	1,223
Shares issued under the Group’s Employee and Executive Share Option Schemes	8,429,587	2	18
Shares issued in lieu of dividends	27,479,209	7	(7)
At 31 December 2008	2,657,701,624	664	1,234
Shares issued under the Group’s Employee and Executive Share Option Schemes	951,455	1	—
Shares issued in lieu of dividends	107,958,295	27	(27)
At 31 December 2009	2,766,611,374	692	1,207

Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the UK Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

159
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

26 – Equity compensation plans

This note describes the various equity compensation plans we use, and shows how we value the options and awards of shares in the Company.

(a) Description of the plans

The Group maintains a number of active stock option and award schemes. These are as follows:

(i) Savings-related options

These are options granted under the HMRC-approved Save As You Earn (SAYE) share option schemes in the UK and in Ireland. Options are normally exercisable during the six month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract.

(ii) Executive share options

These are options granted on various dates from 1999 to 2004, under the Aviva Executive Share Option Scheme or predecessor schemes. Options granted between 1999 and 2000 were subject to the satisfaction of conditions relating to either the Company’s return on equity shareholders’ funds (ROE) or its relative total shareholder return (TSR) against a chosen comparator group. In respect of options granted from 2000 the performance condition has been a mixture of both ROE and TSR measures. In all cases, performance is measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant.

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

(iv) Long-term incentive plan awards

These awards have been made under the Aviva Long Term Incentive Plan 2005 and are described in Section (b) below and in the Directors’ remuneration report.

(v) Annual bonus plan awards

These awards have been made under the Aviva Annual Bonus Plan 2005, and are described in Section (b) below and in the Directors’ remuneration report.

(vi) One Aviva, twice the value bonus plan awards

These are conditional awards first granted under the Aviva Annual Bonus Plan 2005 in 2008, and are described in section (b) below and in the Directors’ remuneration report.

(b) Outstanding options and awards

(i) Share options

At 31 December 2009, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	401	660,218	2009	593	1,128,769	2009, 2011 or 2013
	406	181,776	2010	563	1,414,950	2010, 2012 or 2014
	428	511,362	2009 or 2011	410	3,884,416	2011, 2013 or 2015
	491	613,103	2010 or 2012	316	13,417,632	2012, 2014 or 2016

Aviva Ireland Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	630	27,912	2009	830	103,800	2010 or 2012
	719	19,535	2010	509	321,194	2011 or 2013
	879	77,610	2009 or 2011	360	1,366,852	2012 or 2014

RAC Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable
	354.94	24,210	2009

160
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

26 – Equity compensation plans continued

Aviva Executive Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	822.00	20,442	2003 to 2010	516.00	692,183	2005 to 2012
	972.33	7,436	2003 to 2010	512.00	834,559	2006 to 2013
	960.00	22,336	2003 to 2010	526.00	608,487	2007 to 2014
	1,035.00	403,157	2004 to 2011

CGU plc Deferred Bonus Plan	Option price p	Number of shares	Normally exercisable
	875.0	13,154	2003 to 2010

The following table summarises information about options outstanding at 31 December 2009:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.00 – £4.89	20,395,572	3	341.94
£4.90 – £8.04	5,492,996	2	543.53
£8.05 – £11.19	466,525	1	1016.57

The comparative figures as at 31 December 2008 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.00 – £4.89	15,038,581	3	408.74
£4.90 – £8.04	10,344,558	2	535.04
£8.05 – £11.19	895,084	1	976.99

(ii) Share awards

At 31 December 2009, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	2,483,286	2007 to 2009	11,619,840	2009 to 2011
	3,914,033	2008 to 2010

One Aviva, twice the value Bonus Plan	Number of shares	Vesting period	Number of shares	Vesting period
	985,942	2008 to 2010	2,722,011	2009 to 2011

Aviva Annual Bonus Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	2,094,687	2010	7,995,096	2012
	2,870,335	2011

The vesting of awards under the Aviva Long Term Incentive Plan 2005 is subject to the attainment of performance conditions as described in the Directors’ remuneration report. Shares which do not vest, lapse.

(iii) Shares to satisfy awards and options

Prior to March 2003, it was the practice to satisfy awards and options granted under the executive incentive plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the various executive incentive plans and funded by the Company.

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted after March 2003 by the issue of new shares at the time of vesting. However, since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 27.

161
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

26 – Equity compensation plans continued

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2009 and 2008, and changes during the years ended on those dates, is shown below.

				2008
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	26,278,223	477.82	22,999,532	534.70
Granted during the year	14,863,272	316.00	12,392,826	410.00
Exercised during the year	(146,330)	359.55	(2,344,424)	420.90
Forfeited during the year	(1,149,764)	459.77	(528,037)	497.32
Cancelled during the year	(8,604,422)	433.40	(3,980,590)	483.76
Expired during the year	(4,885,886)	513.42	(2,261,084)	561.62
Outstanding at 31 December	26,355,093	395.90	26,278,223	477.82
Exercisable at 31 December	6,709,247	550.41	6,709,247	550.41

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2009 £m	2008 £m	2007 £m
Equity-settled expense (note 8b)	56	39	50
Cash-settled expense	—	—	—
	56	39	50

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Black-Scholes option pricing model, were £1.78 and £1.94 (2008: £1.99 and £4.44) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2009	2008
Share price	480p	518p
Exercise price	316p	410p
Expected volatility	55%	32.6%
Expected life	5.00 years	5.00 years
Expected dividend yield	5.06%	5.5%
Risk-free interest rate	2.47%	4.4%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant.

The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options.

144,590 options granted after 7 November 2002 were exercised during the year (2008: 1,112,282).

(ii) Share awards

The fair value of the awards was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2009	2008
Share price	216.25p	608p
Expected volatility*	60%	25%
Expected volatility of comparator companies’ share price*	61%	26%
Correlation between Aviva and competitors’ share price*	55%	65%
Expected life	2.75 years	2.78 years
Expected dividend yield	8.23%	4.5%
Risk-free interest rate*	1.76%	3.9%

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

162
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

27 – Shares held by employee trusts

We satisfy awards and options granted under the executive incentive plans primarily through shares purchased in the market and held by employees share trusts. This note gives details of the shares held in these trusts.

Movements in the carrying value of shares held by employee trusts comprise:

		2009		2008		2007
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	8,635,582	33	1,521,064	10	682,202	—
Acquired in the year	14,000,000	54	8,500,000	29	1,556,583	10
Distributed in the year	(4,656,350)	(19)	(1,385,482)	(6)	(717,721)	—
Balance at 31 December	17,979,232	68	8,635,582	33	1,521,064	10

The shares are owned by an employee share trust with an undertaking to satisfy awards of shares in the Company under the Group’s equity compensation plans. Details of the features of the plans can be found in the Directors’ remuneration report.

These shares were purchased in the market and are carried at cost less amounts charged to the income statement in prior years. At 31 December 2009, they had an aggregate nominal value of £4,494,808 (2008: £2,158,896, 2007: £380,266) and a market value of £71,539,364 (2008: £33,678,770, 2007: £10,236,761). The trustees have waived their rights to dividends on the shares held in the trusts.

28 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2009 was:

	2009 £m	2008 £m
Authorised
200,000,000 cumulative irredeemable preference shares of £1 each	200	200
1,000,000,000 Sterling preference shares of £1 each	1,000	1,000
	1,200	1,200

	2009 €m	2008 €m
700,000,000 Euro preference shares of €1 each	700	700

	2009 £m	2008 £m
Issued and paid up
100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each	100	100
	200	200

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

163
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

29 – Direct capital instrument

This note gives details of the direct capital instrument issued in November 2004.

Notional amount	2009 £m	2008 £m	2007 £m
5.9021% £500 million direct capital instrument	500	500	500
4.7291% €700 million direct capital instrument	490	490	490
	990	990	990

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

In addition, under certain circumstances defined in the terms and conditions of the issue, the Company may at its sole option:

—	substitute at any time not less than all of the DCIs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities;
—

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

The Company has the option to defer coupon payments on the DCIs on any relevant payment date. Deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

—    Redemption; or

—    Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or

—    Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

30 – Merger reserve

This note analyses the movements in the merger reserve during the year.

Movements in the year comprised

	2009 £m	2008 £m	2007 £m
Balance at 1 January	3,271	3,271	3,271
Movement in the year	—	—	—
Balance at 31 December	3,271	3,271	3,271

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

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the UK Companies Act 1985 and, from 1 October 2009, the UK Companies Act 2006.

The balance on the reserve has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc in 2005.

164
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

31 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity, and shows the movements during the year.

Movements in the year comprised:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy O) £m	Investment valuation reserve (see accounting policy S) £m	Hedging instruments reserve (see accounting policy T) £m	Equity compensa- tion reserve (see accounting policy AA) £m	Restated Total £m
Balance at 1 January 2007	(331)	194	979	78	73	993
Arising in the year:
Fair value gains	—	23	149	—	—	172
Fair value gains transferred to profit on disposals	—	—	(391)	—	—	(391)
Transfer to profit on disposal of subsidiary	3	—	—	—	—	3
Fair value gains transferred to retained earnings on disposals (note 32)	—	(25)	—	—	—	(25)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	9	—	—	9
Reserves credit for equity compensation plans (note 26d)	—	—	—	—	50	50
Shares issued under equity compensation plans (note 32)	—	—	—	—	(34)	(34)
Foreign exchange rate movements	760	—	—	(141)	—	619
Aggregate tax effect – shareholders’ tax	—	—	73	—	—	73
Balance at 31 December 2007	432	192	819	(63)	89	1,469
Arising in the year:
Fair value losses	—	(37)	(2,344)	—	—	(2,381)
Fair value gains transferred to profit on disposals	—	—	(126)	—	—	(126)
Fair value gains transferred to retained earnings on disposals (note 32)	—	1	—	—	—	1
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	(93)	—	—	(93)
Impairment losses on assets previously revalued directly through equity now taken to income statement*	—	—	830	—	—	830
Reserves credit for equity compensation plans (note 26d)	—	—	—	—	39	39
Shares issued under equity compensation plans (note 32)	—	—	—	—	(15)	(15)
Foreign exchange rate movements	3,253	—	—	(1,040)	—	2,213
Aggregate tax effect – shareholders’ tax	—	1	203	—	—	204
Balance at 31 December 2008	3,685	157	(711)	(1,103)	113	2,141
Arising in the year:
Fair value losses	—	(26)	977	—	—	951
Fair value gains transferred to profit on disposals	—	—	(310)	—	—	(310)
Transfer to profit on disposal of subsidiary (note 2b)	(96)	—	—	—	—	(96)
Fair value losses transferred to retained earnings on disposals (note 32)	—	(1)	—	—	—	(1)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	122	—	—	122
Impairment losses on assets previously revalued directly through equity now taken to income statement*	—	—	482	—	—	482
Reserves credit for equity compensation plans (note 26d)	—	—	—	—	56	56
Shares issued under equity compensation plans (note 32)	—	—	—	—	(60)	(60)
Transfer to minority interests following Delta Lloyd IPO (note 3c)	(351)	(26)	(156)	—	—	(533)
Foreign exchange rate movements	(1,014)	—	—	332	—	(682)
Aggregate tax effect – shareholders’ tax	—	—	(241)	—	—	(241)
Balance at 31 December 2009	2,224	104	162	(771)	109	1,829
*

In accordance with accounting policy S, all fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred from this reserve to the income statement.

The above reserves are shown net of minority interests.

165
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

32 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2009 £m	Restated 2008 £m	2007 £m
Balance at 1 January as reported	3,902	6,434	5,194
Prior year adjustment (see note 2b)	—	—	96
Balance as 1 January restated	3,902	6,434	5,290
Profit/(loss) for the year attributable to equity shareholders	1,085	(915)	1,320
Actuarial (losses)/gains on pension schemes (note 44e(iv))	(1,140)	(929)	648
Actuarial losses/(gains) on pension schemes transferred to unallocated
divisible surplus (note 40)	24	78	(61)
Dividends and appropriations (note 12)	(853)	(975)	(871)
Shares issued in lieu of dividends	299	170	301
Shares issued under equity compensation plans (note 31)	60	15	34
Shares distributed by employee trusts (note 27)	(18)	(6)	—
Fair value gains/(losses) realised from reserves (note 31)	1	(1)	25
Transfer to minority interests following Delta Lloyd IPO (note 3c)	3	—	—
Aggregate tax effect	62	31	(252)
Balance at 31 December	3,425	3,902	6,434

The shares issued in lieu of dividends are in respect of the transfer to retained earnings from the ordinary dividend account, arising from the treatment of these shares explained in note 25(b).

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

33 – Minority interests

This note gives details of the Group’s minority interests and shows the movements during the year.

(a) Minority interests at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Equity shares in subsidiaries	2,098	695	660
Share of earnings	795	673	429
Share of other reserves	395	577	450
	3,288	1,945	1,539
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	2	9	6
	3,540	2,204	1,795

(b) Movements in the year comprised:

	2009 £m	2008 £m
Balance at 1 January	2,204	1,795
Profit for the year attributable to minority interests	230	30
Minority share of movements in other reserves	35	—
Foreign exchange rate movements	(173)	471
Total comprehensive income attributable to minority interests	92	501
Capital contributions from minority shareholders	6	36
Increase in minority interests following Delta Lloyd IPO (note 3c)	1,460	—
Minority share of dividends declared in the year	(109)	(106)
Minority interest in acquired subsidiaries	(2)	43
Changes in minority interest in existing subsidiaries	11	(65)
Reclassification to financial liabilities (see below)	(122)	—
Balance at 31 December	3,540	2,204

The minority shareholders in two subsidiaries in France and Italy hold options requiring the Group to purchase their shares. Both sets of minority shareholders have recently indicated that they intend to exercise these options in 2010. We have therefore classified their interest as at 31 December 2009 to financial liabilities in the consolidated statement of financial position.

166
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

34 – Contract liabilities and associated reinsurance

The following notes explain how we calculate our liabilities to our policyholders for insurance and investment products we have sold to them. Notes 35 and 36 cover these liabilities and note 37 details the financial guarantees and options given for some of these products. Note 38 details the reinsurance recoverables on these liabilities whilst note 39 shows the effects of the assumptions we have changed during the year.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2009			2008			2007
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(154,058)	4,299	(149,759)	(156,188)	4,466	(151,722)	(135,312)	4,298	(131,014)
Participating investment contracts	(66,559)	—	(66,559)	(65,278)	52	(65,226)	(53,609)	22	(53,587)
Non-participating investment contracts	(43,456)	1,258	(42,198)	(42,281)	1,047	(41,234)	(44,635)	1,461	(43,174)
	(264,073)	5,557	(258,516)	(263,747)	5,565	(258,182)	(233,556)	5,781	(227,775)
Outstanding claims provisions
Long-term business	(921)	40	(881)	(907)	145	(762)	(727)	94	(633)
General insurance and health	(9,977)	1,194	(8,783)	(11,842)	1,737	(10,105)	(10,842)	1,634	(9,208)
	(10,898)	1,234	(9,664)	(12,749)	1,882	(10,867)	(11,569)	1,728	(9,841)
Provisions for claims incurred but not reported	(2,719)	449	(2,270)	(2,518)	29	(2,489)	(2,099)	29	(2,070)
	(277,690)	7,240	(270,450)	(279,014)	7,476	(271,538)	(247,224)	7,538	(239,686)
Provision for unearned premiums	(4,781)	332	(4,449)	(5,493)	418	(5,075)	(5,484)	511	(4,973)
Provision arising from liability adequacy tests	(7)	—	(7)	(13)	—	(13)	(24)	—	(24)
Other technical provisions	—	—	—	—	—	—	(3)	5	2
Totals	(282,478)	7,572	(274,906)	(284,520)	7,894	(276,626)	(252,735)	8,054	(244,681)
Less: Amounts classified as held for sale	20	—	20	709	—	709	627	—	627
	(282,458)	7,572	(274,886)	(283,811)	7,894	(275,917)	(252,108)	8,054	(244,054)

35 – Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

Insurance liabilities at 31 December comprise:

			2009			2008			2007
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	64,702	—	64,702	66,863	—	66,863	66,093	—	66,093
Unit-linked non-participating	23,158	—	23,158	22,060	—	22,060	20,601	—	20,601
Other non-participating	66,198	—	66,198	67,265	—	67,265	48,618	—	48,618
	154,058	—	154,058	156,188	—	156,188	135,312	—	135,312
Outstanding claims provisions	921	9,977	10,898	907	11,842	12,749	727	10,842	11,569
Provision for claims incurred but not reported	—	2,719	2,719	—	2,518	2,518	—	2,099	2,099
	921	12,696	13,617	907	14,360	15,267	727	12,941	13,668
Provision for unearned premiums	—	4,781	4,781	—	5,493	5,493	—	5,484	5,484
Provision arising from liability adequacy tests	—	7	7	—	13	13	—	24	24
Other technical provisions	—	—	—	—	—	—	—	3	3
Total	154,979	17,484	172,463	157,095	19,866	176,961	136,039	18,452	154,491
Less: Obligations to staff pension schemes transferred to provisions (note 43a)	(1,351)	—	(1,351)	(1,402)	—	(1,402)	(1,025)	—	(1,025)
Amounts classified as held for sale	—	(20)	(20)	—	(709)	(709)	—	(627)	(627)
	153,628	17,464	171,092	155,693	19,157	174,850	135,014	17,825	152,839

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

—	In the UK mainly in
—

New With-Profits sub-fund (“NWPSF”) of Aviva Life & Pensions UK (“UKLAP”), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (“RIEESA”) (see below).

—

Old With-Profits sub-fund (“OWPSF”), With-Profits sub-fund (“WPSF”) and Provident Mutual sub-fund (“PMSF”) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

167
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

—

“Non-profit” funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

—

The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the “lock-in” criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

—

In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

—

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

—

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

—	In other overseas operations.

(ii) Group practice

The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, mainly using the net premium method, modified where necessary to reflect the requirements of the UK Companies Act.

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

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

—	Maturity Guarantees.
—	Guaranteed Annuity Options.
—	GMP underpin on Section 32 transfers.
—	Expected payments under Mortgage Endowment Promise.

168
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.

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

The principal assumptions underlying the cost of future policy related liabilities are as follows:

Future investment return

A “risk-free” rate equal to the spot yield on UK Government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2009 being 4.35% (2008: 3.58%) for a policy with 10 years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available or on a best estimate basis where not. These are term-dependent, with specimen values for 10 year terms as follows:

		Volatility
	2009	2008
Equity returns	26.6%	34.6%
Property returns	15.0%	15.0%
Fixed interest yields	14.4%	15.9%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

Future regular bonuses

Annual bonus assumptions for 2010 have been set consistently with the year end 2009 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions are set with regard to recent company experience and general industry trends.

The mortality tables used in the valuation are summarised below:

		Mortality table used
	2008 and 2009	2007
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or AM92/AF92
Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

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

169
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

Valuation discount rates for business in the non-profit funds are as follows:

			Valuation discount rates
	2009	2008	2007
Assurances
Life conventional non-profit	3.0% to 3.8%	2.7% to 3.4%	3.1% to 3.9%
Pensions conventional non-profit	3.8% to 4.0%	3.4% to 3.6%	3.9% to 4.1%
Deferred annuities
Non-profit – in deferment	4.2%	3.8%	4.3%
Non-profit – in payment	3.8% to 4.0%	3.4% to 3.6%	3.9% to 4.1%
Annuities in payment
Conventional annuity	4.2% to 5.7%	3.8% to 5.4%	4.3% to 5.2%
Non-unit reserves
Life	3.3%	3.0%	3.4%
Pensions	4.1%	3.7%	4.2%

Mortality assumptions are set with regard to recent company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2008 and 2009	2007
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM80/AF80 or AM92/AF92 or TM92/TF92 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	Nil or AM80/AF80 or AM92/AF92 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

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

	Valuation discount rates	Mortality tables used
	2009, 2008 and 2007	2009, 2008 and 2007
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands

On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. The yield curve is constructed from yields on collateralised AAA bonds.

	Valuation discount rates	Mortality tables used
	2009, 2008 and 2007	2009, 2008 and 2007
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: Based on DNB swap rates)	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: Based on DNB swap rates)	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement

170
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

(d) United States

For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2009 (2008: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2009 was 4.47% (2008: 4.47%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The weighted average interest crediting rates for universal life products were 4.27% in 2009 (2008: 4.77%). The range of interest crediting rates for deferred annuity products, excluding sales inducement payouts, was 2.00% to 6.00% in 2009 (2008: 2.50% to 6.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

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

(iv) Movements

The following movements have occurred in the long-term business provisions during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	156,188	135,312
Provisions in respect of new business	11,105	13,414
Expected change in existing business provisions	(7,625)	(6,423)
Variance between actual and expected experience	2,154	(9,401)
Effect of adjusting to PS06/14 realistic basis	—	(40)
Impact of other operating assumption changes	(121)	(812)
Impact of economic assumption changes	(404)	(604)
Other movements	1,112	(527)
Change in liability recognised as an expense	6,221	(4,393)
Effect of portfolio transfers, acquisitions and disposals	(67)	1,872
Foreign exchange rate movements	(8,284)	23,397
Carrying amount at 31 December	154,058	156,188

The variance between actual and expected experience of £2.2 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the values of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £2.2 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 39, together with the impact of movements in related non-financial assets.

171
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

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

	As at 31 December 2009			As at 31 December 2008			As at 31 December 2007
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	4,411	753	5,164	4,723	960	5,683	4,428	951	5,379
Property	1,697	196	1,893	1,920	257	2,177	1,598	231	1,829
Liability	2,707	1,379	4,086	3,407	878	4,285	2,953	551	3,504
Creditor	170	17	187	131	28	159	119	15	134
Other	992	374	1,366	1,661	395	2,056	1,744	351	2,095
	9,977	2,719	12,696	11,842	2,518	14,360	10,842	2,099	12,941

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

			Rate			Mean term of liabilities
Class	2009	2008	2007	2009	2008	2007
Netherlands Permanent health and injury	3.48%	3.82%	3.87%	8 years	7 years	8 years
Reinsured London Market business	4.00%	3.56%	5.00%	10 years	8 years	8 years
Latent claims	0.82% to 4.84%	1.17% to 3.92%	4.51% to 5.21%	8 to 15 years	9 to 15 years	9 to 15 years
Structured settlements	3.30%	2.5%	2.5%	35 years	35 years	35 years

The gross outstanding claims provision before discounting was £13,576 million (2008: £15,061 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 8 and 15 years depending on the geographical region.

During 2009, we have experienced an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions

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

172
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

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

The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.

However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims, legal fees and the life expectancy of potential sufferers.

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £155 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2009, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £60 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 53(h)(i).

Allowance for risk and uncertainty

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2009 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.

173
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	14,360	12,941
Impact of changes in assumptions	(106)	120
Claim losses and expenses incurred in the current year	7,328	8,720
Decrease in estimated claim losses and expenses incurred in prior years	(541)	(828)
Exceptional strengthening of general insurance latent claims provisions (see below)	60	356
Incurred claims losses and expenses	6,741	8,368
Less:
Payments made on claims incurred in the current year	(3,922)	(4,682)
Payments made on claims incurred in prior years	(3,814)	(4,307)
Recoveries on claim payments	298	293
Claims payments made in the year, net of recoveries	(7,438)	(8,696)
Unwind of discounting	41	33
Other movements in the claims provisions	—	(27)
Changes in claims reserve recognised as an expense	(656)	(322)
Effect of portfolio transfers, acquisitions and disposals	(649)	128
Foreign exchange rate movements	(359)	1,613
Carrying amount at 31 December	12,696	14,360

The effect of changes in the main assumptions is given in note 39.

Exceptional strengthening of claim provisions

In 2009 an exceptional charge of £60 million was incurred for the strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, which is included in change in insurance liabilities.

       In 2008 the Institute of Actuaries’ Asbestos Working Party report contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims was fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million comprised £668 million on an undiscounted basis and discounting of £364 million.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2009. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2009 £5,767 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,044 million at 31 December 2009.

       The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

       In 2005, the year of adoption of IFRS, only five years were required to be disclosed. This is being increased in each succeeding additional year, until ten years of information is included.

       The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2009) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2008 were:

—

£285 million from the UK, mainly due to an improved trend in bodily injury experience on both personal and commercial motor, favourable experience on commercial liability and a reduction in public liability average claim costs.

—	£312 million from Europe, mainly due to lower than expected IBNR and costs of settling motor and commercial liability claims.
—	£111 million from Canada, mainly due to favourable motor bodily injury experience.
—	£89 million from prior year health insurance provisions.

Key elements of the release from prior accident year general insurance and health net provisions during 2009 were:

–—

£230 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal and commercial motor claims, and commercial property and commercial liability large claims.

—	£237 million from Europe mainly due to favourable development of personal motor and commercial property, especially in respect of large claims.
—	£79 million from Canada mainly due to favourable experience on motor and personal property.

174
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)	(6,272)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)	(6,001)
Five years later		(6,121)	(5,618)	(5,409)	(5,617)
Six years later		(6,223)	(5,715)	(5,527)
Seven years later		(6,294)	(5,767)
Eight years later		(6,350)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468	9,322
Two years later		6,775	6,287	6,124	6,371	6,813	7,243	8,430
Three years later		6,798	6,257	6,036	6,178	6,679	7,130
Four years later		6,754	6,205	5,932	6,008	6,603
Five years later		6,679	6,122	5,853	6,003
Six years later		6,630	6,056	5,813
Seven years later		6,576	6,044
Eight years later		6,600
Estimate of gross ultimate claims		6,600	6,044	5,813	6,003	6,603	7,130	8,430	9,322	7,364
Cumulative payments		(6,350)	(5,767)	(5,527)	(5,617)	(6,001)	(6,272)	(7,191)	(7,350)	(3,780)
	3,358	250	277	286	386	602	858	1,239	1,972	3,584	12,812
Effect of discounting	(778)	(8)	(13)	(31)	(4)	(7)	(7)	(8)	(11)	(13)	(880)
Present value	2,580	242	264	255	382	595	851	1,231	1,961	3,571	11,932
Cumulative effect of foreign exchange movements	—	43	43	69	83	106	152	132	(41)	—	587
Effect of acquisitions	—	7	10	62	14	23	23	27	11	—	177
Present value recognised in the statement of financial position	2,580	292	317	386	479	724	1,026	1,390	1,931	3,571	12,696

175
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

35 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)	(6,181)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)	(5,892)
Five years later		(5,763)	(5,424)	(5,325)	(5,327)
Six years later		(5,841)	(5,508)	(5,442)
Seven years later		(5,896)	(5,552)
Eight years later		(5,954)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302	9,104
Two years later		6,321	5,997	6,037	6,082	6,688	7,104	8,244
Three years later		6,329	5,973	5,942	5,882	6,544	6,996
Four years later		6,286	5,912	5,851	5,709	6,476
Five years later		6,219	5,855	5,772	5,699
Six years later		6,173	5,786	5,683
Seven years later		6,109	5,754
Eight years later		6,130
Estimate of net ultimate claims		6,130	5,754	5,683	5,699	6,476	6,996	8,244	9,104	7,115
Cumulative payments		(5,954)	(5,552)	(5,442)	(5,327)	(5,892)	(6,181)	(7,052)	(7,165)	(3,650)
	1,860	176	202	241	372	584	815	1,192	1,939	3,465	10,846
Effect of discounting	(404)	(2)	(3)	(3)	(1)	(2)	(4)	(8)	(11)	(13)	(451)
Present value	1,456	174	199	238	371	582	811	1,184	1,928	3,452	10,395
Cumulative effect of foreign exchange movements	—	31	38	60	79	99	143	126	(42)	—	534
Effect of acquisitions	—	6	7	38	11	18	18	17	9	—	124
Present value recognised in the statement of financial position	1,456	211	244	336	461	699	972	1,327	1,895	3,452	11,053

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

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2009 were £968 million (2008: £1,019 million, 2007 £323 million). The movement in the year reflects exceptional strengthening of provisions by £60 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago (2008: £668 million due to the increased market trend in mesothelioma claim notifications), other releases of £62 million (2008: £16 million strengthening), foreign exchange rate movements and timing differences between claim payments and reinsurance recoveries.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	5,493	5,484
Premiums written during the year	9,968	11,934
Less: Premiums earned during the year	(10,613)	(12,322)
Changes in UPR recognised as income	(645)	(388)
Gross portfolio transfers and acquisitions	—	(11)
Foreign exchange rate movements	(67)	408
Carrying amount at 31 December	4,781	5,493

176
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

36 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

The liability for investment contracts at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Long-term business
Participating contracts	66,559	65,278	53,609
Non-participating contracts at fair value	41,289	39,509	43,608
Non-participating contracts at amortised cost	2,167	2,772	1,027
	43,456	42,281	44,635
Total	110,015	107,559	98,244

(b) Long-term business investment liabilities

Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note 35. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus. Guarantees on long-term investment products are discussed in note 37.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.

Of the non-participating investment contracts measured at fair value, £39,686 million are unit-linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as “Level 1” in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant. Of the remaining non-participating contracts measured at fair value at 31 December 2009, £238 million are classified as “Level 1”, £1,203 million are classified as “Level 2” and £162 million are classified as “Level 3” in the fair value hierarchy. “Level 3” investment contracts had a fair value of £178 million at 31 December 2008, with the movement in the year represented by foreign exchange movements of £19 million offset by new policy issuances of £3 million. We believe that changing one or more of the assumptions that support the "Level 3" valuation to reasonably possible alternative assumptions would not change the fair value significantly. In respect of investment contracts carried at fair value there were no transfers between different levels of the fair value hierarchy during 2009.

For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note 23 and the deferred income liability is shown in note 47.

In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2009. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2009 were 4.79% and 0.37% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows, and for business issued since 2008 are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £1,093 million and are classified as “Level 2” in the fair value hierarchy.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

177
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

36 – Liability for investment contracts continued

(c) Movements in the year

The following movements have occurred in the year:

(i) Participating investment contracts

	2009 £m	2008 £m
Carrying amount at 1 January	65,278	53,609
Provisions in respect of new business	5,973	3,391
Expected change in existing business provisions	(1,256)	(1,909)
Variance between actual and expected experience	2,469	(4,661)
Impact of operating assumption changes	(49)	(166)
Impact of economic assumption changes	(57)	244
Other movements	(1,316)	13
Change in liability recognised as an expense	5,764	(3,088)
Effect of portfolio transfers, acquisitions and disposals	(246)	2,181
Foreign exchange rate movements	(4,256)	12,576
Other movements	19	—
Carrying amount at 31 December	66,559	65,278

The variance between actual and expected experience of £2.5 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the values of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £2.5 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 39, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2009 £m	2008 £m
Carrying amount at 1 January	42,281	44,635
Provisions in respect of new business	3,045	5,314
Expected change in existing business provisions	(1,847)	(2,273)
Variance between actual and expected experience	2,495	(9,503)
Impact of operating assumption changes	107	(28)
Impact of economic assumption changes	4	5
Other movements	370	(169)
Change in liability	4,174	(6,654)
Effect of portfolio transfers, acquisitions and disposals	(1,596)	(14)
Foreign exchange rate movements	(1,403)	4,314
Carrying amount at 31 December	43,456	42,281

The variance between actual and expected experience of £2.5 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the value of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The £2.5 billion variance between actual and expected experience is not a change in assumptions. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note 39, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

178
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

37 – Financial guarantees and options

This note details the financial guarantees and options we have given for some of our insurance and investment products.

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products. Further information on assumptions is given in notes 35 and 36.

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

Realistic liabilities for GAOs in the UK with-profit funds were £760 million at 31 December 2009 (2008: £1,093 million, 2007: £1,161 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £109 million at 31 December 2009 (2007 and 2008: not applicable).

(iv) Guaranteed minimum pension

The Group’s UK with-profit funds also have certain policies that contain a guaranteed minimum level of pensions as part of the condition of the original transfer from state benefits to the policy.

In addition, the with-profit fund companies have made promises to certain policyholders in relation to their with-profit mortgage endowments. Top-up payments will be made on these policies at maturity to meet the mortgage value up to a maximum of the 31 December 1999 illustrated shortfall. For UKLAP WP policyholders, these payments are subject to certain conditions.

(b) UK Life non-profit business

The Group’s UK non-profit funds are evaluated by reference to statutory reserving rules, including changes introduced in 2006 under FSA Policy Statement 06/14 Prudential Changes for Insurers.

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £28 million at 31 December 2009 (2008: £27 million 2007: £36 million).

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

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, “Provision pour Aléas Financiers” (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2009.

179
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

37 – Financial guarantees and options continued

The most significant of these contracts is the AFER Eurofund which has total liabilities of £33 billion at 31 December 2009 (2008: £33 billion, 2007: £24 billion). The guaranteed bonus on this contract equals 75% of the average of the last two years’ declared bonus rates and was 3.67% for 2009 (2008: 3.66%, 2007: 3.64%) compared with an accounting income from the fund of 4.62% (2008: 4.85%,2007: 4.92%).

Non-AFER contracts with guaranteed surrender values had liabilities of £12 billion at 31 December 2009 (2008: £12 billion, 2007: £8 billion) and all guaranteed annual bonus rates are between nil and 4.5%.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2009 for this guarantee is £97 million (2008: £113 million, 2007: £30 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2009, total sums at risk for these contracts were £372 million (2008: £1,279 million, 2007: £63 million) out of total unit-linked funds of £14 billion (2008: £14 billion, 2007: £15 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £71 million (2008: £59 million, 2007: £17 million) if yields were to decrease by 1% per annum and by £25 million (2008: £22 million, 2007: £7 million) if equity markets were to decline by 10% from year end 2009 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Delta Lloyd

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

The total liabilities for traditional business at 31 December 2009 are £13 billion (2008: £14 billion, 2007: £10 billion) analysed as follows:

	Liabilities 3% guarantee
	2009 £m	2008 £m
Individual	2,206	2,214
Group pensions	780	689
Total	2,986	2,903

	Liabilities 4% guarantee
	2009 £m	2008 £m
Individual	3,690	4,684
Group pensions	6,329	6,804
Total	10,019	11,488

Delta Lloyd has certain unit-linked contracts which provide a guaranteed minimum return at maturity from 4 % pa to 2% pa. Provisions consist of unit values plus an additional reserve for the guarantee. The additional provision for the guarantee was £246 million (2008: £226 million, 2007: £70 million). An additional provision of £33 million (2008: £121 million, 2007: £19 million) in respect of investment return guarantees on group segregated fund business is held. It is estimated that the provision would increase by £180 million (2008: £255 million, 2007: £211 million) if yields were to reduce by 1% pa and by £42 million (2008: £56 million, 2007: £21 million) if equity markets were to decline by 10% from year end 2009 levels.

(iii) Ireland

Guaranteed annuity options

Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £214 million (2008: £180 million, 2007: £160 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are “in the money” at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of reinsurance, using derivatives (swaptions). The swaptions effectively guarantee that an interest rate of 5% will be available at the vesting date of these benefits so there is reduced exposure to a further decrease in interest rates.

180
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

37 – Financial guarantees and options continued

“No MVR” guarantees

Certain unitised with-profit policies containing “no MVR” guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees are currently “in-the-money” by £10 million (2008: ”in-the-money” by £16 million, 2007: ”out-of-the-money” by £53 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. It is estimated that the guarantees would be “in-the-money” by £10 million (2008: “in-the-money” by £16 million, 2007: ”out-of-the-money” by £46 million) if yields were to increase by 1% per annum and by £10 million (2008: “in-the-money” by £16 million, 2007: ”out-of-the-money” by £29 million) if equity markets were to decline by 10% from year end 2009 levels. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee

Until 2005, Hibernian Life wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The provision for these over and above unit and sterling reserves, at the end of 2009 is £11 million

(2008: £18 million, 2007: £0.1 million).

It is estimated that the provision would increase by £4 million (2008: £4 million, 2007: £1 million) if equity markets were to decline by 10% from the year end 2009 levels. However, the provision increase would be broadly off-set by an increase in the value of the hedging assets that were set up on sale of these policies. We would not expect any significant impact on this provision as a result of interest rate movements. It is estimated that the provision would increase by £2 million if property values were to decline by 10% from year end 2009 levels. This would be offset by an increase in the value of the hedging assets by £0.4 million, the difference reflecting the fact that only the second tranche was hedged for property exposure.

(iv) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6 % in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2009, total liabilities for the Spanish business were £3 billion (2008: £5 billion, 2007: £4 billion) with a further reserve of £11 million (2008: £19 million, 2007: £16 million) for guarantees. Total liabilities for the Italian business were £6 billion (2008: £5 billion, 2007: £4 billion), with a further provision of £52 million (2008: £55 million, 2007: £48 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £46 million (2008: £59 million, 2007: £66 million) in Spain and £16 million (2008: £5 million, 2007: £14 million) in Italy if interest rates fell by 1% from end 2009 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 1.6% and no lapses or premium discontinuances.

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

The US Treasury swap curve plus a risk adjustment of 1.87% (2008: 5.30%, 2007: 1.05%) for indexed life and 1.65% (2008: 5.30%, 2007: 1.05%) for indexed deferred annuities is used as the discount rate to calculate the fair value of the embedded options.

The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default. The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2009 is an increase of £313 million (2008: £514 million decrease), and is principally attributable to market factors rather than instrument specific credit risk. There were no significant gains or losses attributable to the risk adjustment or instrument specific credit risk. At 31 December 2009, the total liabilities for indexed products were £17 billion (2008: £15 billion, 2007: £8 billion), including liabilities for the embedded option of £1.7 billion (2008: £1.9 billion, 2007: £1.2 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £59 million (2008: £138 million, 2007: £89 million) and, if interest rates were to decrease by 1%, the provision would increase by £86 million (2008: £155 million, 2007: £86 million).

The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2009, the liabilities for total return strategy products were £1.2 billion (2008: £1.5 billion, 2007: £1.2 billion).

The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2009, a total of £4.9 billion (2008: £3.2 billion, 2007: £0.7 billion) in indexed deferred annuities have elected this benefit taking steps to guarantee retirement income.

181
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

37 – Financial guarantees and options continued

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

38 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Long-term business
Insurance contracts	4,299	4,466	4,298
Participating investment contracts	—	52	22
Non-participating investment contracts	1,258	1,047	1,461
Outstanding claims provisions	40	145	94
	5,597	5,710	5,875
General insurance and health
Outstanding claims provisions	1,194	1,737	1,634
Provisions for claims incurred but not reported	449	29	29
	1,643	1,766	1,663
Provision for unearned premiums	332	418	511
Other technical provisions	—	—	5
	1,975	2,184	2,179
Total	7,572	7,894	8,054

Of the above total, £4,493 million (2008: £6,097 million) is expected to be recovered more than one year after the statement of financial position date.

The increase in the reinsurers' share of provisions for claims incurred but not reported during 2009 is due to a revised allocation between outstanding claims and IBNR of reinsurance assets in respect of certain discontinued run-off business.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts.

Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2009 £m	2008 £m
Carrying amount at 1 January	5,565	5,781
Asset in respect of new business	412	235
Expected change in existing business asset	(57)	243
Variance between actual and expected experience	(35)	(1,141)
Impact of other operating assumption changes	(189)	(761)
Impact of economic assumption changes	(250)	306
Other movements	486	(231)
Change in asset	367	(1,349)
Effect of portfolio transfers, acquisitions and disposals	(41)	140
Foreign exchange rate movements	(334)	993
Carrying amount at 31 December	5,557	5,565

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The reduction in the reinsurance asset from assumption changes mainly relates to Ireland, with a corresponding reduction made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 39, together with the impact of movements in related liabilities and other non-financial assets.

182
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

38 – Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2009 £m	2008 £m
Carrying amount at 1 January	1,766	1,663
Impact of changes in assumptions	(72)	21
Exceptional strengthening of latent claims provisions	—	52
Reinsurers’ share of claim losses and expenses
Incurred in current year	255	228
Incurred in prior years	7	12
Reinsurers’ share of incurred claim losses and expenses	262	240
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(107)
Incurred in prior years	(202)	(257)
Reinsurance recoveries received in the year	(340)	(364)
Unwind of discounting	22	24
Change in reinsurance asset recognised as income	(128)	(27)
Effect of portfolio transfers, acquisitions and disposals	57	27
Foreign exchange rate movements	(50)	105
Other movements	(2)	(2)
Carrying amount at 31 December	1,643	1,766

(iii) Reinsurers’ share of the provision for unearned premiums (UPR)

	2009 £m	2008 £m
Carrying amount at 1 January	418	511
Premiums ceded to reinsurers in the year	775	798
Less: Reinsurers’ share of premiums earned during the year	(861)	(909)
Changes in reinsurance asset recognised as income	(86)	(111)
Reinsurers’ share of portfolio transfers and acquisitions	5	8
Foreign exchange rate movements	(5)	10
Carrying amount at 31 December	332	418

39 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2008 to 2009, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2009 £m	Effect on profit 2008 £m	Effect on profit 2007 £m
Assumptions
Long-term insurance business
Interest rates	(363)	(521)	850
Expenses	69	24	(13)
Persistency rates	—	2	(2)
Mortality for assurance contracts	11	44	16
Mortality for annuity contracts	6	26	11
Tax and other assumptions	(49)	93	60
Investment contracts
Interest rates	20	(75)	12
Expenses	40	(27)	5
Persistency rates	—	2	—
Tax and other assumptions	(89)	36	7
General insurance and health business
Change in loss ratio assumptions	(2)	(1)	—
Change in discount rate assumptions	57	(94)	3
Change in expense ratio and other assumptions	(21)	—	(4)
Total	(321)	(491)	945

The impact of interest rates for long-term business relates primarily to the US, driven by the reduction in credit spreads on corporate bonds; this had the effect of increasing liabilities for indexed business and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

Other assumption changes include the effect of business migration and expense inflation adjustments in the UK, and reserve releases in Asia.

183
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

40 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.

The following movements have occurred in the year:

	2009 £m	2008 £m
Carrying amount at 1 January	2,325	6,785
Change in participating contract assets	(1,314)	(12,022)
Change in participating contract liabilities	3,836	7,699
Effect of special bonus to with-profit policyholders (see note 41a)	(69)	(89)
Effect of reattribution of inherited estate (see note 41b)	(881)	—
Other movements	(25)	(70)
Change in liability recognised as an expense	1,547	(4,482)
Effect of portfolio transfers, acquisitions and disposals	(4)	—
Movement in respect of change in pension scheme deficit (note 44c(i))	(24)	(78)
Foreign exchange rate movements	43	88
Other movements	(21)	12
Carrying amount at 31 December	3,866	2,325

In Italy, the UDS balances were £92 million negative in total at 31 December 2009 (2008: France, Italy and Spain £924 million negative, 2007: Italy £116 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. In each case, the negative balance is considered to be recoverable from margins in the existing participating business liabilities.

41 – Special bonus and reattribution of the inherited estate

This note describes the special distribution and reattribution of the inherited estate in our UK Life business.

(a) Special bonus declared by UK Life business

On 5 February 2008, the Group’s UK long-term business operation, Norwich Union Life, announced a one-off, special bonus worth an estimated £2.3 billion, benefiting around 1.1 million with-profit policyholders in its CGNU Life and CULAC with-profit funds. The bonus is being used to enhance policy values by around 10% in total, in three instalments, with the qualifying dates being 1 January 2008, 1 January 2009 and 1 January 2010. In accordance with the way the funds are managed, the bonus distribution is being split on a 90/10 basis between policyholders and shareholders. £2,127 million was set aside for policyholders on 1 January 2008, and subject to market movements from that date, will be allocated over three years. Similarly, shareholders will receive £236 million, subject to market movements, over the three year period.

As explained in accounting policies F and K, the Group’s insurance and participating investment contract liabilities are measured in accordance with IFRS 4, Insurance Contracts, and FRS 27, Life Assurance. The latter requires liabilities for with-profit funds falling within the scope of the UK’s Financial Services Authority’s capital regime to be determined in accordance with this regime, adjusted to remove the shareholders’ share of future bonuses. This required us to recognise planned discretionary bonuses within policyholder liabilities at 31 December 2007, even if there was no constructive obligation at the time. As a result of the announcement made above, a transfer of £2,127 million was made in 2007 from the UDS in order to increase insurance liabilities by £1,728 million and participating investment contract liabilities by £399 million. Of the original £236 million due to shareholders, £69 million has been transferred from the UDS in 2009 (2008: £89 million).

(b) Impact of the reattribution of the inherited estate

On 1 October 2009 a reorganisation of the with-profit funds of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) was approved by the Board and became effective. The reorganisation is achieved through a reattribution to shareholders of the inherited estates of these funds. As part of the reorganisation the two funds were merged and transferred to Aviva Life & Pensions UK Limited (UKLAP).

Within UKLAP, two new with-profit sub-funds have been created. Policies of non-electing policyholders have been transferred to the Old With-Profit Sub-Fund (OWPSF). The inherited estate has not been reattributed and remains in the OWPSF.

Where policyholders elected to accept the reattribution their policies have been transferred to the New With-Profit Sub-Fund (NWPSF). The inherited estate, totalling £1,105 million at 1 October 2009, has been reattributed to a separate long-term fund called the Non-Profit Sub-Fund 1(NPSF1), in which 100% of the surplus is attributable to shareholders.

On the effective date of 1 October 2009, the unallocated divisible surplus of NWPSF was released as it has been allocated to shareholders. The release of this liability is included in the impact below. The reorganisation scheme has imposed certain restrictions around release of the assets allocated to shareholders as a result of this transaction, to ensure that sufficient protection for with-profit policyholder benefits is maintained.

184
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

41 – Special bonus and reattribution of the inherited estate continued

Initial impact

The initial impact of the reorganisation on the IFRS income statement and balance sheet at 1 October 2009 was:

	Note	Impact £m
Change in unallocated divisible surplus
Release of unallocated divisible surplus	(a)	881
Other expenses
Policyholder incentive payments	(b)	(471)
Project costs	(c)	(208)
Tax	(d)	(207)
Loss after tax		(5)

	Note	Impact £m
Cash and cash equivalents	(b)	(450)
Prepayments	(c)	(208)
Total assets		(658)
Equity		(5)
Gross insurance liabilities	(b)	21
Unallocated divisible surplus	(a)	(881)
Tax liabilities	(d)	207
Total equity and liabilities		(658)

Notes:

(a)

The unallocated divisible surplus transferred to the NWPSF, in proportion to the electing policies, has been allocated to shareholders and released. The remaining UDS, transferred to the OWPSF in proportion to the non-electing policies, has not been released and remains unallocated.

(b)

Policyholder incentive payments total £471 million. Payments totalling £450 million were paid in cash and the remaining payments of £21 million were added to the value of certain policies in the form of additional benefits.

(c)	During the development stage of the scheme eligible costs were capitalised as a prepayment. As the benefit of the scheme has now been realised, these costs have been charged to the Income Statement.
(d)	A deferred tax liability has been recognised in accordance with IAS 12 on the temporary difference between the carrying value of the reattributed estate for tax and IFRS purposes.

The initial impact of the reorganisation on profit before tax was £202 million.

Ongoing impact

The reattribution has an ongoing impact arising from profits generated in the NWPSF that are attributable to shareholders. Included within profit before tax for the year of £2,022 million is £51 million that has been recognised as profit as a result of the reattribution of the inherited estate which comprises £56 million relating to the ongoing impact offset by a £5 million charge from the initial impact of the reattribution. Previously this profit would have been transferred to the unallocated distributable surplus.

42 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position, and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £254 million and £49 million (2008: £230 million and £362 million).

       The taxation of foreign profits and worldwide debt cap rules were enacted in the Finance Act 2009. Under the foreign profits rules, a dividend exemption was introduced which largely exempts dividends received on or after 1 July 2009 from UK corporation tax. The Group has applied this legislation in arriving at its UK tax results for 2009. The worldwide debt cap rules apply from 1 January 2010 and are not expected to apply to the Group due to an exemption for qualifying financial services groups.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2009[1] £m	Restated 2008 £m
Deferred tax assets	218	2,642
Deferred tax liabilities	(1,038)	(3,063)
Net deferred tax liability	(820)	(421)
1.

As a result of Aviva's US sub-group filing a single consolidated tax return for the first time in 2009, deferred tax assets and liabilities in this jurisdiction are presented net for the year ended 31 December 2009. This has reduced both assets and liabilities by £1 billion compared with the previous year end.

185
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

42 – Tax assets and liabilities continued

(ii) The net deferred tax liability arises on the following items:

	2009 £m	Restated 2008 £m
Long-term business technical provisions and other insurance items	1,290	467
Deferred acquisition costs	(662)	(769)
Unrealised (gains)/losses on investments	(915)	724
Pensions and other post-retirement obligations	100	66
Unused losses and tax credits	824	702
Subsidiaries, associates and joint ventures	(7)	6
Intangibles and additional value of in-force long-term business	(766)	(1,090)
Provisions and other temporary differences	(684)	(527)
Net deferred tax liability	(820)	(421)

(iii) The movement in the net deferred tax liability was as follows:

	2009 £m	Restated 2008 £m
Net liability at 1 January 2008 as reported	(421)	(1,942)
Prior year adjustment (see note 2b)	—	(33)
Net liability at 1 January restated	(421)	(1,975)
Acquisition and disposal of subsidiaries	(22)	(13)
Amounts (charged)/credited to profit (note 10a)	(254)	1,726
Amounts (charged)/credited to other comprehensive income (note 10b)	(196)	219
Exchange differences	37	(111)
Other movements	36	(267)
Net liability at 31 December	(820)	(421)

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

       The Group has unrecognised tax losses and other temporary differences of £2,975 million (2008: £2,961 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £127 million will expire within the next 15 years. The remaining losses have no expiry date.

       In addition, the Group has unrecognised capital losses of £462 million (2008: £556 million). Of these, £345 million will expire within the next 15 years. The remaining capital losses have no expiry date.

       Deferred tax liabilities have not been established for temporary differences in respect of unremitted overseas retained earnings of £144 million (2008: £6,121 million) associated with investments in subsidiaries and interests in joint ventures and associates because the Group can control the timing of the reversal of these differences and it is probable that they will not reverse in the foreseeable future. The temporary differences at 31 December 2009 are significantly reduced from those at 31 December 2008 following the UK tax law change which largely exempts dividends received on or after 1 July 2009 from UK tax. The temporary differences at 31 December 2009 represent only the unremitted earnings of those overseas subsidiaries in respect of which a tax liability may still arise on remittance of those earnings to the UK, principally as a result of overseas withholding taxes on dividends.

43 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2009 £m	Restated 2008 £m	Restated 2007 £m
Deficits in the staff pension schemes (note 44e(vii))	1,707	613	205
Other obligations to staff pension schemes – insurance policies issued by Group companies (note 44e(vii))	1,351	1,402	1,025
Total IAS 19 obligations to staff pension schemes	3,058	2,015	1,230
Restructuring provision	198	253	135
Other provisions	724	722	572
	3,980	2,990	1,937
Less amounts classified as held for sale	—	(6)	—
Total	3,980	2,984	1,937

Of the total, £3,375 million (2008: £2,328 million, 2007: £1,277 million) is expected to be settled more than one year after the statement of financial position date.

186
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

43 – Provisions continued

(b) Movements on restructuring and other provisions

	Restructuring provision £m	Other provisions £m	Total £m
At 1 January 2008	135	572	707
Additional provisions	355	307	662
Unused amounts reversed	(9)	(73)	(82)
Change in the discounted amount arising from passage of time	—	5	5
Charge to income statement	346	239	585
Utilised during the year	(248)	(193)	(441)
Acquisition of subsidiaries	—	39	39
Foreign exchange rate movements	20	65	85
At 31 December 2008	253	722	975
Additional provisions	348	341	689
Unused amounts reversed	(13)	(31)	(44)
Change in the discounted amount arising from passage of time	(7)	(2)	(9)
Charge to income statement	328	308	636
Utilised during the year	(370)	(251)	(621)
Acquisition of subsidiaries	—	(32)	(32)
Foreign exchange rate movements	(13)	(23)	(36)
At 31 December 2009	198	724	922

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.

44 – Pension obligations

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

(b) Membership

The number of scheme members at 31 December 2009 was as follows:

	United Kingdom		Netherlands
	2009 Number	2008 Number	2009 Number	2008 Number
Active members	8,164	9,972	4,637	4,920
Deferred members	53,221	53,376	6,155	5,739
Pensioners	28,878	27,749	3,119	3,014
Total members	90,263	91,097	13,911	13,673

	Canada		Ireland
	2009 Number	2008 Number	2009 Number	2008 Number
Active members	816	889	1,143	1,180
Deferred members	558	529	877	842
Pensioners	1,291	1,280	684	682
Total members	2,665	2,698	2,704	2,704

187
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

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

(i) Defined benefit section of the ASPS

The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed and funding levels are then monitored on an annual basis.
           At 31 March 2009, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, which uses more prudent assumptions than are required for reporting under IAS 19, of £3.0 billion. At 31 December 2009, this figure is estimated to have fallen to £2.7 billion. The Company and the trustees are in advanced stages of finalising a long-term funding plan over which it will aim to eliminate the funding deficit. Under the current proposals, deficit funding payments in 2010 are expected to be £365 million.

       The employing companies’ contributions to the defined benefit section of the ASPS throughout 2009 were 41% of employees’ pensionable salaries, together with the cost of redundancies during the year, and additional deficit funding payments totalling £52 million. As this section of the scheme is closed to new entrants and the contribution rate is determined using the projected unit credit method, it is expected that the percentage cost of providing future service benefits will continue to increase as the membership ages, leading to higher pension costs, and the number of members falls, leading to a higher charge per member. Pending finalisation of the funding plan above, the employers’ contribution rate for 2010 has been increased to 43% of pensionable salaries, with expected service funding contributions under the current proposals increasing to £130 million. Active members of this section of the ASPS contributed between 5% and 7.5% of their pensionable salaries, increasing to between 6% and 10% from 1 April 2010.

       In 2006, the Group’s UK life business carried out an investigation into the allocation of costs in respect of funding the ASPS, to identify the deficit that arose in respect of accruals prior to the introduction of the current management services agreements (MSAs) and to propose a split between individual product companies based on an allocation of the deficit into pre- and post-MSA amounts. The results of this review were agreed by the relevant company boards and accepted by the UK regulator. Consequently, with effect from 1 January 2006, the Company’s UK with-profit product companies are liable for a share, currently 12%, of the additional payments for deficit funding referred to above up to a total of £130 million. This has resulted in movements between the unallocated divisible surplus (UDS) and retained earnings via the statement of comprehensive income of £24 million in 2009 (2008: £78 million) to reflect actuarial movements in the deficit during the year and therefore a change in the amount recoverable from the with-profit product companies.

(ii) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. The employers’ contribution rates for members of the defined contribution section up to 30 June 2009 were 8% of pensionable salaries, together with further contributions up to 4% where members contributed, and the cost of the death-in-service benefits. With effect from 1 July 2009, members of this section have contributed at least 1% of their pensionable salaries and, depending on the percentage chosen, the Company’s contribution has increased up to a maximum 14%. These contribution rates are unchanged for 2010.

(d) Charges to the income statement

The total pension costs of the Group’s defined benefit and defined contribution schemes were:

	2009 £m	2008 £m	2007 £m
UK defined benefit schemes	84	115	137
Overseas defined benefit schemes	103	60	54
Total defined benefit schemes (note 8b)	187	175	191
UK defined contribution schemes	53	46	44
Overseas defined contribution schemes	20	19	19
Total defined contribution schemes (note 8b)	73	65	63
	260	240	254

There were no significant contributions outstanding or prepaid as at either 31 December 2007, 2008 or 2009.

(e) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, the Netherlands, Canada and Ireland are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2010, including the ASPS deficit funding, are expected to be £565 million.

188
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

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

Alternative measurement methods

There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an ongoing approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However, there are only a limited number of organisations that would be able to offer these options for schemes of the size of those in our Group. The full buy-out cost would only be known if quotes were obtained from such organisations but, to illustrate the cost of a buy-out valuation, an estimate for the main UK scheme is that the year end liabilities of £8.4 billion could be valued some £3.6 billion higher, at £12.0 billion.

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

Valuations and assumptions

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2009. Scheme assets are stated at their fair values at 31 December 2009.

The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

			UK			Netherlands
	2009	2008	2007	2009	2008	2007
Inflation rate	3.6%	2.9%	3.4%	2.1%	2.0%	2.0%
General salary increases	5.4%	4.7%	5.2%	3.1%*	3.0%*	3.0%*
Pension increases	3.6%	3.1%	3.4%	2.1%/1.9%**	2.0%/1.3%**	2.0%/2.4%**
Deferred pension increases	3.6%	3.1%	3.4%	2.1%/1.9%**	2.0%/1.3%**	2.0%/2.4%**
Discount rate	5.7%	6.2%	5.8%	5.2%	5.7%	5.5%
Basis of discount rate	AA-rated corporate bonds			AA-rated corporate bonds
*	Age-related scale increases plus 3.1% (2008: 3%, 2007: 3%).
**	2.1% until 2011 and 1.9% thereafter(2008: 2.0% and 1.3% respectively, 2007: 2.0% and 2.4% respectively).

			Canada			Ireland
	2009	2008	2007	2009	2008	2007
Inflation rate	2.5%	2.5%	2.5%	2.0%	2.0%	2.5%
General salary increases	3.75%	3.75%	3.75%	3.5%	3.75%	4.25%
Pension increases	1.25%	1.25%	1.25%	2.0%	2.0%	2.4%
Deferred pension increases	—	—	—	2.0%	2.0%	2.4%
Discount rate	5.5%	6.75%	5.25%	5.5%	5.9%	5.6%
Basis of discount rate	AA-rated corporate bonds			AA-rated corporate bonds

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.8 billion and the service cost for the year by £31 million.

Mortality assumptions

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

189
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

The mortality tables, average life expectancy and pension duration used at 31 December 2009 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK	PA92U2010MC with a one year age rating deduction and including an allowance for future improvements	60	89.4 (29.4)	92.5 (32.5)	91.8 (31.8)	93.9 (33.9)
Netherlands	CRC8b, which includes allowance for future improvements up to 2050	65	82.5 (17.5)	84.0 (19.0)	86.1 (21.1)	86.8 (21.8)
Canada	UP1994 projected to 2015, using Scale AA	65	84.4 (19.4)	84.4 (19.4)	86.8 (21.8)	86.8 (21.8)
Ireland	94%PNA00 with allowance for future improvements	61	86.5 (25.5)	89.5 (28.5)	89.3 (28.3)	92.3 (31.3)

The assumptions above are based on commonly-used mortality tables. In the UK, the standard mortality tables have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s medium cohort projection table and incorporating underpins to the rate of future improvement equal to 1.5% p.a. for males and 1.0% p.a. for females. The effect of assuming all members were one year younger would increase the above schemes’ liabilities by £248 million and the service cost for the year by £5 million.

       The discounted scheme liabilities have an average duration of 22 years in the UK schemes and between 12 and 18 years in the overseas schemes. The undiscounted benefits payable from the main UK defined benefit scheme are expected to be as shown in the chart below:

(ii) Assumptions on scheme assets

The expected rates of return on the schemes’ assets are:

		UK		Netherlands		Canada		Ireland
	2010	2009	2010	2009	2010	2009	2010	2009
Equities	7.8%	6.3%	6.8%	6.0%	7.6%	4.5%	7.2%	6.0%
Bonds	4.8%	5.2%	4.3%	3.8%	3.5%	4.3%	4.5%	4.1%
Property	6.3%	4.8%	5.2%	5.7%	n/a	n/a	5.7%	4.5%
Cash	0.9%	3.2%	n/a	3.8%	n/a	n/a	2.9%	3.0%

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

190
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

(iii) Investments in Group-managed funds and insurance policies

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £101 million (2008: £99 million, 2007: £150 million) in the UK scheme, and insurance policies with other Group companies of £157 million and £1,351 million (2008: £150 million and £1,402 million, 2007: £143 million and £1,025 million) in the UK and Dutch schemes respectively. The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 43).

The treatment of the relevant parts of the financial statements is as follows:

Plan assets – The treatment of these funds and policies in the consolidated statement of financial position is described above.

Expected rates of return – Where the relevant insurance policies are in segregated funds with specific asset allocations, their expected rates of return are included in the appropriate line in the table in section (ii) above.

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

The total pension expense for these schemes comprises:

Recognised in the income statement

	2009 £m	2008 £m	2007 £m
Current service cost	(131)	(162)	(173)
Past service cost	(25)	(1)	—
Gains on curtailments	38	(3)	(15)
Gains on settlements	11	—	—
Total pension cost charged to net operating expenses	(107)	(166)	(188)
Expected return on scheme assets	466	706	614
Less: Income on insurance policy assets accounted for elsewhere (see (iii) above)	(58)	(64)	(49)
	408	642	565
Interest charge on scheme liabilities	(591)	(585)	(515)
(Charge)/credit to investment income	(183)	57	50
Total charge to income	(290)	(109)	(138)

Recognised in the statement of comprehensive income

	2009 £m	2008 £m	2007 £m
Expected return on scheme assets	(466)	(706)	(614)
Actual positive/(negative) return on these assets	1,009	(1,245)	404
Actuarial gains/(losses) on scheme assets	543	(1,951)	(210)
Less: losses on insurance policy assets accounted for elsewhere (see (iii) above)	18	58	72
Actuarial gains/(losses) on admissible assets	561	(1,893)	(138)
Experience gains/(losses) arising on scheme liabilities	77	105	(80)
Changes in assumptions underlying the present value of the scheme liabilities	(1,778)	859	902
Loss on acquisitions	—	—	(36)
Actuarial (losses)/gains recognised in other comprehensive income	(1,140)	(929)	648

The loss arising from changes in assumptions in 2009 reflects the impact of lower discount rates for liabilities across all schemes and higher pension and salary increase assumptions in the UK and Netherlands, together with the strengthening of mortality assumptions in Ireland.

The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since 1 January 2004 (the date of transition to IFRS) is a loss of £2,230 million at 31 December 2009 (2008: loss of £1,090 million).

191
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

(v) Experience gains and losses

The following disclosures of experience gains and losses give a five year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Fair value of scheme assets at the end of the year	8,754	7,936	8,814	8,137	7,334
Present value of scheme liabilities at the end of the year	(11,812)	(9,951)	(10,017)	(10,196)	(9,680)
Net deficits in the schemes	(3,058)	(2,015)	(1,203)	(2,059)	(2,346)
Difference between the expected and actual return
on scheme assets
Amount of gains/(losses)	561	(1,893)	(138)	251	798
Percentage of the scheme assets at the end of the year	6.4%	23.8%	1.6%	3.1%	10.9%
Experience gains/(losses) on scheme liabilities
(excluding changes in assumptions)
Amount of gains/(losses)	77	105	(80)	63	(86)
Percentage of the present value of scheme liabilities	0.7%	1.1%	0.8%	0.6%	0.9%

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

In addition, the trustees have taken measures to partially mitigate inflation and interest rate risks, including entering into inflation and interest rate swaps to hedge approximately one third of the scheme’s exposure to these risks.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

(vii) Recognition in the statement of financial position

The assets and liabilities of the schemes, attributable to defined benefit members, including investments in Group insurance policies (see footnote below), at 31 December 2009 were:

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	258	78	28	2,649
Bonds	4,619	992	110	231	5,952
Property	403	92	—	18	513
Other	835	16	10	130	991
Total fair value of assets	8,142	1,358	198	407	10,105
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 43)	(1,412)	(14)	(110)	(171)	(1,707)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2008 £m
Equities	3,002	292	93	182	3,569
Bonds	3,395	857	86	172	4,510
Property	405	76	—	26	507
Other	485	184	3	80	752
Total fair value of assets	7,287	1,409	182	460	9,338
Present value of scheme liabilities	(7,732)	(1,424)	(250)	(545)	(9,951)
Deficits in the schemes included in provisions (note 43)	(445)	(15)	(68)	(85)	(613)

192
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2007 £m
Equities	4,347	306	144	256	5,053
Bonds	3,059	556	85	174	3,874
Property	562	52	—	42	656
Other	135	114	2	5	256
Total fair value of assets	8,103	1,028	231	477	9,839
Present value of scheme liabilities	(8,229)	(1,049)	(289)	(450)	(10,017)
(Deficits)/surplus in the schemes	(126)	(21)	(58)	27	(178)
Included in other assets (note 23)	—	—	—	27	27
Included in provisions (note 43)	(126)	(21)	(58)	—	(205)
	(126)	(21)	(58)	27	(178)

Other assets comprise cash at bank, derivative financial instruments, receivables and payables.

Plan assets in the table above include investments in Group-managed funds and insurance policies, as described in section (iii) above. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in “Other”. The Dutch insurance policies of £1,351 million (2008: £1,402 million, 2007: £1,025 million) are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 43).

The total IAS 19 obligations and strict IAS 19 assets (i.e. excluding the non-transferable insurance policies) of the schemes give a net deficit of £3,058 million (2008: £2,015 million, 2007: £1,203 million), as shown in the following tables.

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	—	78	28	2,391
Bonds	4,619	—	110	231	4,960
Property	403	—	—	18	421
Other	835	7	10	130	982
Total fair value of assets	8,142	7	198	407	8,754
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 43)	(1,412)	(1,365)	(110)	(171)	(3,058)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2008 £m
Equities	3,002	—	93	182	3,277
Bonds	3,395	—	86	172	3,653
Property	405	—	—	26	431
Other	485	7	3	80	575
Total fair value of assets	7,287	7	182	460	7,936
Present value of scheme liabilities	(7,732)	(1,424)	(250)	(545)	(9,951)
Deficits in the schemes included in provisions (note 43)	(445)	(1,417)	(68)	(85)	(2,015)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2007 £m
Equities	4,347	—	144	256	4,747
Bonds	3,059	—	85	174	3,318
Property	562	—	—	42	604
Other	135	3	2	5	145
Total fair value of assets	8,103	3	231	477	8,814
Present value of scheme liabilities	(8,229)	(1,049)	(289)	(450)	(10,017)
(Deficits)/surplus in the schemes	(126)	(1,046)	(58)	27	(1,203)
Included in other assets (note 23)	—	—	—	27	27
Included in provisions (note 43)	(126)	(1,046)	(58)	—	(1,230)
	(126)	(1,046)	(58)	27	(1,203)

The present value of unfunded post-retirement benefit obligations included in the totals in both sets of tables above is £118 million (2008: £104 million, 2007: £107 million).

193
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

44 – Pension obligations continued

(viii) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ deficits and surpluses comprise:

					2009
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	9,338	(9,951)	(613)	(1,402)	(2,015)
Employer contributions	294	—	294	(62)	232
Employee contributions	18	(18)	—	(8)	(8)
Benefits paid	(392)	392	—	46	46
Current and past service cost (see (iv) above)	—	(156)	(156)	—	(156)
Gains/(losses) on curtailments and settlements (see (iv) above)	(19)	68	49	—	49
Credit/(charge) to investment income (see (iv) above)	466	(591)	(125)	(58)	(183)
Other actuarial gains/(losses) (see (iv) above)	543	(1,701)	(1,158)	18	(1,140)
Buy-outs and other transfers	(1)	1	—	2	2
Exchange rate movements on foreign plans	(142)	144	2	113	115
Deficits in the schemes at 31 December	10,105	(11,812)	(1,707)	(1,351)	(3,058)

					2008
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	9,839	(10,017)	(178)	(1,025)	(1,203)
Employer contributions	620	—	620	(70)	550
Employee contributions	24	(24)	—	(7)	(7)
Benefits paid	(368)	368	—	39	39
Current and past service cost (see (iv) above)	(5)	(158)	(163)	—	(163)
Losses on curtailments (see (iv) above)	—	(3)	(3)	—	(3)
Credit/(charge) to investment income (see (iv) above)	706	(585)	121	(64)	57
Other actuarial gains/(losses) (see (iv) above)	(1,951)	964	(987)	58	(929)
Buy-outs and other transfers	(1)	1	—	1	1
Exchange rate movements on foreign plans	474	(497)	(23)	(334)	(357)
Deficits in the schemes at 31 December	9,338	(9,951)	(613)	(1,402)	(2,015)

The change in the pension schemes’ net deficits during 2009 is mainly attributable to the unfavourable changes in assumptions underlying the present value of the schemes’ liabilities, partly offset by a rise in equity and property investment values.

45 – Borrowings

Our borrowings are either core structural borrowings, such as subordinated debt, debenture loans and most commercial paper, or operational borrowings, such as bank loans and financing for securitised mortgage loan notes. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2009 £m	2008 £m	2007 £m
Core structural borrowings, at amortised cost	5,489	5,525	4,311
Operational borrowings, at amortised cost	4,404	4,233	3,347
Operational borrowings, at fair value	5,107	5,443	5,011
	9,511	9,676	8,358
	15,000	15,201	12,669
Less amounts classified as held for sale	—	—	(12)
	15,000	15,201	12,657

194
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

45 – Borrowings continued

(b) Core structural borrowings

The following table provides information about the carrying amounts and maturity periods of these borrowings. Borrowings are considered current if the contractual maturity dates are within a year.

								2009
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	690		£—	—	—	—	700	700
5.750% €800 million subordinated notes 2021	710		€—	—	—	711	—	711
5.250% €650 million subordinated notes 2023	539		€—	—	—	578	—	578
5.700% €500 million undated subordinated notes	441		€—	—	—	—	444	444
6.125% £800 million undated subordinated notes	791		£—	—	—	—	800	800
Floating rate US$300 million subordinated notes 2017	186	US$	—	—	186	—	—	186
6.875% £400 million subordinated notes 2058	395		£—	—	—	—	400	400
6.875% £200 million subordinated notes 2058	199		£—	—	—	—	200	200
6.875% €500 million subordinated notes 2038	442		€—	—	444	—	—	444
10.6726% £200 million subordinated notes 2019	200		£—	—	200	—	—	200
10.464% €50 million subordinated notes 2019	44		€—	—	44	—	—	44
	4,637		—	—	874	1,289	2,544	4,707
Debenture loans
9.5% guaranteed bonds 2016	199		£—	—	200	—	—	200
2.5% subordinated perpetual loan notes	157		€—	—	—	—	441	441
Other loans	13	Various	—	13	—	—	—	13
	369		—	13	200	—	441	654
Commercial paper	483	Various	483	—	—	—	—	483
Total	5,489		483	13	1,074	1,289	2,985	5,844
Contractual undiscounted interest payments			344	1,455	1,736	1,440	2,340	7,315
Total contractual undiscounted cash flows for core structural borrowings			827	1,468	2,810	2,729	5,325	13,159

								2008
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	689		£—	—	—	—	700	700
5.750% €800 million subordinated notes 2021	772		€—	—	—	773	—	773
5.250% €650 million subordinated notes 2023	593		€—	—	—	628	—	628
5.700% €500 million undated subordinated notes	480		€—	—	—	—	483	483
6.125% £800 million undated subordinated notes	790		£—	—	—	—	800	800
Floating rate US$300 million subordinated notes 2017	208	US$	—	—	209	—	—	209
6.875% £400 million subordinated notes 2058	394		£—	—	—	—	400	400
6.875% £200 million subordinated notes 2058	199		£—	—	—	—	200	200
6.875% €500 million subordinated notes 2038	481		€—	—	—	—	483	483
	4,606		—	—	209	1,401	3,066	4,676
Debenture loans
9.5% guaranteed bonds 2016	199		£—	—	200	—	—	200
2.5% subordinated perpetual loan notes	166		€—	—	—	—	474	474
Other loans	14	various	—	14	—	—	—	14
	379		—	14	200	—	474	688
Commercial paper	540	various	540	—	—	—	—	540
Total	5,525		540	14	409	1,401	3,540	5,904
Contractual undiscounted interest payments			345	1,246	1,498	1,339	2,658	7,086
Total contractual undiscounted cash flows for core structural borrowings			885	1,260	1,907	2,740	6,198	12,990

195
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

45 – Borrowings continued

								2007
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	689		£—	—	—	—	700	700
5.750% €800 million subordinated notes 2021	586		€—	—	—	588	—	588
5.250% €650 million subordinated notes 2023	474		€—	—	—	—	477	477
5.700% €500 million undated subordinated notes	364		€—	—	—	—	367	367
6.125% £800 million undated subordinated notes	790		£—	—	—	—	800	800
Floating rate US$300 million subordinated notes 2017	151	US$	—	—	151	—	—	151
	3,054		—	—	151	588	2,344	3,083
Debenture loans
9.5% guaranteed bonds 2016	198		£—	—	200	—	—	200
2.5% subordinated perpetual loan notes	127		£—	—	—	—	360	360
Other loans	10	various	—	10	—	—	—	10
	335		—	10	200	—	360	570
Commercial paper	922	various	935	—	—	—	—	935
Total	4,311		935	10	351	588	2,704	4,588
Contractual undiscounted interest payments			256	834	1,023	869	625	3,607
Total contractual undiscounted cash flows for core structural borrowings			1,191	844	1,374	1,457	3,329	8,195

Subordinated debt is stated at net of notes held by Group companies of £35 million (2008: £33 million; 2007: £nil).

Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £75 million (2008: £89 million).

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

								2009
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Amounts owed to credit institutions
Bank loans	2,182	Various	313	698	806	290	75	2,182
Securitised mortgage loan notes
UK lifetime mortgage business	1,444		£11	71	130	379	1,061	1,652
Dutch domestic mortgage business	5,885		€—	—	—	—	6,094	6,094
	7,329		11	71	130	379	7,155	7,746
Total	9,511		324	772	936	669	7,230	9,928
Contractual undiscounted interest payments			185	755	825	754	2,335	4,854
Total contractual undiscounted cash flows			509	1,527	1,761	1,423	9,565	14,782

								2008
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Amounts owed to credit institutions
Bank loans	1,891	various	353	842	152	154	390	1,891
Securitised mortgage loan notes
UK lifetime mortgage business	1,590		£9	40	66	—	1,529	1,644
Dutch domestic mortgage business	6,195		€—	—	—	—	7,913	7,913
	7,785		9	40	66	—	9,442	9,557
Total	9,676		362	882	218	154	9,832	11,448
Contractual undiscounted interest payments			520	2,147	2,508	2,460	13,203	20,838
Total contractual undiscounted cash flows			882	3,029	2,726	2,614	23,035	32,286

196
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

45 – Borrowings continued

								2007
			Maturity dates of undiscounted cash flows
	Carrying value £m	Denominated currency £m	Within 1 year £m	1–5 years £m	5–10 years £m	10–15 years £m	Over 15 years £m	Total £m
Amounts owed to credit institutions
Bank loans	1,064	various	375	306	314	9	60	1,064
Securitised mortgage loan notes
UK lifetime mortgage business	1,674		£—	14	125	—	1,613	1,752
Dutch domestic mortgage business	5,620		€—	—	—	—	5,890	5,890
	7,294		—	14	125	—	7,503	7,642
Total	8,358		375	320	439	9	7,563	8,706
Contractual undiscounted interest payments			374	1,392	1,705	1,652	8,452	13,575
Total contractual undiscounted cash flows			749	1,712	2,144	1,661	16,015	22,281

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. The reduction in future contractual undiscounted interest payments mainly reflects lower average interest payable at 31 December 2009 on floating rate securitised loan notes issued by our Dutch business, compared to 31 December 2008. Year end exchange rates have been used for interest projections on loans in foreign currencies.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 20.

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business £1,444 million (2008: £1,590 million, 2007: £1,674 million) and £3,664 million (2008: £3,842 million, 2007: £3,337 million) of the loan notes issued in connection with the Dutch domestic mortgage business, which are carried at fair value. Fair values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as “Level 2” in the fair value hierarchy. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€800 million	14 Nov 2001	14 Nov 2021	14 Nov 2011	3 month Euribor + 2.12%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
US$300 million	19 Dec 2007	19 Jun 2017	19 Jun 2012	3 month US LIBOR + 0.84%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	22 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	31 Mar 2009	31 Mar 2019	31 Mar 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%

The subordinated notes were issued by the Company. They rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2009 was £4,372 million (2008: £2,979 million, 2007: £3,006 million), calculated with reference to quoted prices.

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

The 2.5% perpetual subordinated loan notes were issued by Delta Lloyd to finance the acquisition of NUTS OHRA Beheer BV in 1999. As part of the public offering of Delta Lloyd, their nominal value was increased to €497 million (2008: €490 million). However, because they are considered to be perpetual, their carrying value is lower at €177 million (2008: €172 million), calculated in 1999 and based on the future cash flows in perpetuity discounted back at a market rate of interest. The rate of interest paid on the notes has been gradually increased to a maximum of 2.76% in 2009.

Other loans totalling £13 million (2008: £14 million) comprise borrowings in the United States.

All these borrowings are at fixed rates and their fair value at 31 December 2009 was £552 million (2008: £663 million), calculated with reference to quoted prices or discounted future cash flows as appropriate.

197
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

45 – Borrowings continued

(iii) Commercial paper

The commercial paper consists of £483 million in the Company (2008: £535 million, 2007: £918 million) and £nil in France (2008: £5 million, 2007: £4 million). All of this is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Bank loans

Bank loans comprise:

	2009 £m	2008 £m	2007 £m
Non-recourse
Loans to property partnerships (see (a) below	790	978	485
Loans to Irish investment funds (see (b) below)	36	60	74
UK Life reassurance (see (c) below)	114	103	—
US	150	—	—
Other non-recourse loans	169	44	16
	1,259	1,185	575
Banking loans	145	184	103
Other loans See (d) below)	778	522	386
	2,182	1,891	1,064

(a) As explained in accounting policy D, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Aviva Group. Loans of £790 million (2008: £978 million, 2007: £485 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

(b) Certain Irish policyholder investment funds and unit trusts, which have been fully consolidated in accordance with accounting policy D, have raised borrowings with external credit institutions. The borrowings are secured on the funds, with the only recourse on default being the underlying investments in these funds and unit trusts. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Aviva Group. These loans run for a period of five years, with interest rates fixed monthly and based on a fixed margin above the euro inter-bank rate. The amount of these loans can be varied without any penalty being charged, subject to a maximum of 50% Loan to Value and a maximum facility of €40 million.

(c) The UK long-term business entered into a financial reassurance agreement with Swiss Re in 2008, under which up-front payments are received from Swiss Re in return for 90% of future surplus arising. The loan will be repaid as profits emerge on the business.

(d) Other loans includes €500 million 10.44% subordinated notes due 2019 of which €400 million of the loan was issued by Delta Lloyd Levensverzekering and €100m by Delta Lloyd Schadeverzekering.

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK and the Netherlands. Details of these securitisations are given in note 20.

For the Dutch securitised mortgage loan notes carried at amortised cost of £2,221 million (2008: £2,353 million, 2007: £2,283 million), their fair value is £2,170 million (2008: £2,224 million, 2007: £2,283 million), calculated based on the future cash flows discounted back at the market rate of interest.

(e) Movements during the year

Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2009 £m
New borrowings drawn down, net of expenses	2,739	1,521	4,260
Repayment of borrowings	(2,546)	(1,307)	(3,853)
Net cash inflow	193	214	407
Foreign exchange rate movements	(232)	(566)	(798)
Fair value movements	—	187	187
Amortisation of discounts and other non-cash items	3	—	3
Movements in the year	(36)	(165)	(201)
Balance at 1 January	5,525	9,676	15,201
Balance at 31 December	5,489	9,511	15,000

198
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

45 – Borrowings continued

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2008 £m
New borrowings drawn down, net of expenses	3,929	1,586	5,515
Repayment of borrowings	(3,496)	(1,721)	(5,217)
Net cash inflow	433	(135)	298
Foreign exchange rate movements	779	1,779	2,558
Borrowings acquired for non-cash consideration	—	(3)	(3)
Acquisitions	—	81	81
Fair value movements	—	(404)	(404)
Amortisation of discounts and other non-cash items	2	—	2
Movements in the year	1,214	1,318	2,532
Balance at 1 January	4,311	8,358	12,669
Balance at 31 December	5,525	9,676	15,201

All movements in fair value in 2009 and 2008 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to it, of which £1,000 million (2008: £1,000 million, 2007: £1,000 million) is used to support the commercial paper programme:

	2009 £m	2008 £m	2007 £m
Expiring within one year	600	815	500
Expiring beyond one year	1,510	1,285	1,575
	2,110	2,100	2,075

46 – Payables and other financial liabilities

This note analyses our financial liabilities at the end of the year.

	2009 £m	2008 £m	2007 £m
Payables arising out of direct insurance	1,585	1,716	1,731
Payables arising out of reinsurance operations	544	499	410
Deposits and advances received from reinsurers	928	1,014	1,294
Bank overdrafts	926	605	621
Derivative liabilities (note 54)	2,099	2,024	633
Bank customer accounts	4,618	4,510	2,460
Bank deposits received from other banks	1,933	1,780	1,288
Amounts due to brokers for investment purchases	793	757	901
Obligations for repayment of collateral received (notes 21e(i) & 54c)	3,602	5,497	6,545
Obligations under stock repurchase arrangements (note 21e(ii))	664	383	358
Other financial liabilities	2,850	2,077	1,891
	20,542	20,862	18,132
Less: Amounts classified as held for sale	—	(22)	(72)
	20,542	20,840	18,060
Expected to be settled within one year	19,982	18,468	16,097
Expected to be settled in more than one year	560	2,372	1,963
	20,542	20,840	18,060

Bank overdrafts arise substantially from unpresented cheques and amount to £422 million (2008: £111 million, 2007: £183 million) in long-term business operations and £504 million (2008: £494 million, 2007: £438 million) in general business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

We have used the following measurement basis to fair value derivative liabilities:

2009 £m
Level 1 – Quoted market prices in active markets	117
Level 2 – Modelled with significant observable market inputs	1,968
Level 3 – Modelled with significant unobservable market inputs	14
Total	2,099

199
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

47 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2009 £m	Restated 2008 £m	Restated 2007 £m
Deferred income	423	532	339
Reinsurers’ share of deferred acquisition costs	127	202	233
Accruals	1,623	1,643	1,274
Other liabilities	1,493	2,484	2,010
	3,666	4,867	3,856
Less: Amounts classified as held for sale	(13)	(478)	(220)
	3,653	4,386	3,636
Expected to be settled within one year	3,214	3,006	2,785
Expected to be settled in more than one year	439	1,380	851
	3,653	4,386	3,636

48 – Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions

Note 35 gives details of the estimation techniques used by the Group to determine the general business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of future policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. To the extent that the ultimate cost falls outside this range, for example where experience is worse than that assumed, or future general business claims inflation differs from that expected, there is uncertainty in respect of these liabilities.

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

(c) Guarantees on long-term savings products

As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 37 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Pensions mis-selling

The pensions review of past sales of personal pension policies which involved transfers, opt outs and non-joiners from occupational schemes, as required by the Financial Services Authority (FSA), has largely been completed.

A provision of some £16 million at 31 December 2009 (2008: £18 million, 2007: £23 million) remains to meet the outstanding costs of the very few remaining cases, the anticipated cost of any guarantees provided, and potential levies payable to the Financial Services Compensation Scheme. It continues to be the directors’ view that there will be no material effect either on the Group’s ability to meet the expectations of policyholders or on shareholders.

200
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

48 – Contingent liabilities and other risk factors continued

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

In May 2002, in accordance with FSA requirements, the Group commenced sending out the second phase of endowment policy update letters, which provide policyholders with information about the performance of their policies and advice as to whether these show a projected shortfall at maturity. The Group will send these updates annually to all mortgage endowment holders, in accordance with FSA requirements. The Group has made provisions totalling £25 million at 31 December 2009 (2008: £38 million, 2007: £96 million) to meet potential mis-selling costs and the associated expenses of investigating complaints. It continues to be the directors’ view that there will be no material effect either on the Group’s liability to meet the expectations of policyholders or on shareholders.

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

(h) Payment protection insurance (PPI) mis-selling

In September 2009, the FSA launched an investigation into sales practices for payment protection insurance. As at 25 March 2010, no ruling has been issued by the FSA and, as a result, it is not possible to determine whether, and if so to what extent, any liability exists. The directors continue to monitor the situation.

(i) Structured settlements

In Canada annuities have been purchased from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Group is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Group's maximum exposure to credit risk for these arrangements is approximately £984 million as at 31 December 2009 (2008: £1,029 million, 2007: £742 million) based on estimated replacement cost for the underlying annuities. The credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. The risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. As at 31 December 2009, no information has come to the Group's attention that would suggest any weakness or failure in the Canadian life insurers from which it has purchased annuities.

201
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

48 – Contingent liabilities and other risk factors continued

(j) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies. At 31 December 2009, the total exposure of the Group and Company is £nil (2008: £nil, 2007: £7 million) and £77 million (2008: £88 million, 2007: £113 million) respectively and, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.

In addition, in line with standard business practice, various Group companies have been given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.

The Group’s insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

On 24 March 2010, Delta Lloyd announced that agreement had been reached with the Labour Foundation and Financial Services Ombudsman to compensate certain pension scheme policyholders for high scheme costs.  Delta Lloyd expects to pay approximately £40 million (£35 million).

49 – Commitments

This note gives details of our commitments to capital expenditure and under operating leases.

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in the financial statements, are as follows:

	2009 £m	2008 £m	2007 £m
Investment property	66	7	55
Property and equipment	255	108	160
Intangible assets	4	23	—
	325	138	215

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2008: £1 million, 2007: £nil).

The Group has capital commitments to its joint ventures of £nil (2008: £nil, 2007: £nil) and to other investment vehicles of £33 million (2008: £48 million, 2007: £157 million).

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2009 £m	2008 £m	2007 £m
Within 1 year	551	590	644
Later than 1 year and not later than 5 years	1,505	1,761	1,879
Later than 5 years	2,456	2,880	3,265
	4,512	5,231	5,788

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2009 £m	2008 £m	2007 £m
Within 1 year	145	207	161
Later than 1 year and not later than 5 years	463	626	555
Later than 5 years	834	971	1,107
	1,442	1,804	1,823
The total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.	83	89	159

202
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

50 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flow.

(a) The reconciliation of profit/(loss) before tax to the net cash inflow from operating activities is:

	2009 £m	2008 £m	2007 £m
Profit/(loss) before tax	2,022	(2,368)	1,847
Adjustments for:
Share of losses/(profits) of joint ventures and associates	504	1,128	304
Dividends received from joint ventures and associates	22	87	32
(Profit)/loss on sale of:
Investment property	(339)	(14)	(105)
Property and equipment	(9)	—	(4)
Subsidiaries, joint ventures and associates	(153)	(7)	(49)
Investments	1,534	9	(5,502)
	1,033	(12)	(5,660)
Fair value (gains)/losses on:
Investment property	1,084	3,137	757
Investments	(15,352)	25,510	6,447
Borrowings	196	(404)	(268)
	(14,072)	28,243	6,936
Depreciation of property and equipment	115	131	129
Equity compensation plans, equity settled expense	56	39	50
Impairment and expensing of:
Goodwill on subsidiaries	30	68	10
Financial investments, loans and other assets	592	1,040	58
Acquired value of in-force business and intangibles	25	67	4
Non-financial assets	(1)	—	—
	646	1,175	72
Amortisation of:
Premium or discount on debt securities	303	(12)	32
Premium or discount on loans	(19)	(20)	(7)
Premium or discount on borrowings	3	2	2
Premium or discount on participating investment contracts	15	13	—
Financial instruments	(77)	(245)	—
Acquired value of in-force business and intangibles	376	433	266
	601	171	293
Change in unallocated divisible surplus	1,547	(4,482)	(2,922)
Interest expense on borrowings	1,327	1,547	1,208
Net finance income on pension schemes	125	(121)	(99)
Foreign currency exchange losses/(gains)	(155)	327	(45)
Changes in working capital
Decrease in reinsurance assets	(124)	1,543	75
(Increase)/decrease in deferred acquisition costs	(567)	(328)	(906)
Increase/(decrease) in insurance liabilities and investment contracts	15,134	(15,320)	8,739
Increase/(decrease) in other assets and liabilities	2,359	(381)	7,830
	16,802	(14,486)	15,738
Net purchases of operating assets
Purchases of investment property	(441)	(1,846)	(2,027)
Proceeds on sale of investment property	1,267	1,164	1,398
Net purchases of financial investments	(8,113)	(1,960)	(11,982)
	(7,287)	(2,642)	(12,611)
Cash generated from operations	3,286	8,737	5,272

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(b) Cash flows in respect of the acquisition of subsidiaries, joint ventures and associates:

	2009 £m	2008 £m	2007 £m
Cash consideration for subsidiaries, joint ventures and associates acquired	601	437	857
Less: Cash and cash equivalents acquired with subsidiaries	(5)	(101)	(88)
Cash flows on acquisitions	596	336	769

203
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

50 – Statement of cash flows continued

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates:

	2009 £m	2008 £m	2007 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	1,738	396	295
Net cash and cash equivalents divested with subsidiaries	(607)	(43)	(12)
Cash flows on disposals	1,131	353	283

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Cash at bank and in hand	10,681	11,928	3,718
Cash equivalents	14,495	12,208	12,037
	25,176	24,136	15,755
Bank overdrafts	(925)	(605)	(621)
	24,251	23,531	15,134

Of the total cash and cash equivalents shown above, £nil has been classified as held for sale (2008: £493 million, 2007: £96 million) (see note 3d).

51 – Group capital structure

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2009 £m	2008 £m
Long-term savings	17,317	16,581
General insurance and health	4,562	5,516
Fund management	269	340
Other business	(246)	(199)
Corporate[1]	(34)	(30)
Total capital employed	21,868	22,208
Financed by
Equity shareholders’ funds	10,356	11,179
Minority interests	3,540	2,204
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,637	4,606
External debt	852	919
Net internal debt[2]	1,293	2,110
Total capital employed	21,868	22,208
1.	The “corporate” net liabilities represent the element of the pension scheme deficit held centrally.
2.

In addition to our external funding sources, we have certain internal borrowing arrangements in place which allow some of the assets that support technical liabilities to be invested in a pool of central assets for use across the group. These internal debt balances allow for the capital allocated to business operations to exceed the externally sourced capital resources of the group. Net internal debt represents the balance of the amounts due from corporate and holding entities, less the tangible net assets held by these entities. Although intra-group in nature, they are included as part of the capital base for the purpose of capital management. These arrangements arise in relation to the following:

–

Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arms length criteria and all interest payments are made when due.

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

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings (including internal borrowings as described in footnote 2 above).

At 31 December 2009 we had £21.9 billion (2008: £22.2 billion) of total capital employed in our trading operations, measured on an IFRS basis.

In April 2009 we issued a private placement of £245 million equivalent of Lower Tier 2 hybrid in a dual tranche transaction (£200 million on 1 April 2009 and a further €50 million on 30 April 2009). These transactions had a positive impact on group IGD solvency and economic capital measures.

204
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

52 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources.

Available capital resources

	Old with- profit sub-fund £m	New with- profit sub-fund £m	Existing UKLAP with- profit Sub- fund3 £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations4 £m	2009 Total £m	Restated 2008 Total £m
Total shareholders’ funds	2	(185)	28	(155)	4,648	4,493	12,577	17,070	(1,984)	15,086	14,573
Other sources of capital[1]	—	—	—	—	200	200	359	559	4,529	5,088	4,915
Unallocated divisible surplus	182	65	1,639	1,886	5	1,891	1,975	3,866	—	3,866	2,325
Adjustments onto a regulatory basis:
Shareholders’ share of accrued bonus	(37)	(215)	(324)	(576)	—	(576)	—	(576)	—	(576)	(756)
Goodwill and other intangibles[5]	—	—	—	—	(319)	(319)	(4,060)	(4,379)	(2,449)	(6,828)	(8,293)
Regulatory valuation
and admissibility restrictions[2]	52	1,463	247	1,762	(1,673)	89	(1,884)	(1,795)	2,271	476	917
Total available capital resources	199	1,128	1,590	2,917	2,861	5,778	8,967	14,745	2,367	17,112	13,681
Analysis of liabilities:
Participating insurance liabilities	2,159	17,584	13,180	32,923	—	32,923	31,779	64,702	—	64,702	66,863
Unit-linked liabilities	—	—	—	—	5,370	5,370	17,788	23,158	—	23,158	22,060
Other non-participating life insurance	334	2,420	386	3,140	19,624	22,764	43,004	65,768	—	65,768	66,770
Total insurance liabilities	2,493	20,004	13,566	36,063	24,994	61,057	92,571	153,628	—	153,628	155,693
Participating investment liabilities	613	3,377	5,942	9,932	2,556	12,488	54,071	66,559	—	66,559	65,278
Non-participating investment liabilities	9	66	—	75	25,769	25,844	17,612	43,456	—	43,456	42,281
Total investment liabilities	622	3,443	5,942	10,007	28,325	38,332	71,683	110,015	—	110,015	107,559
Total liabilities	3,115	23,447	19,508	46,070	53,319	99,389	164,254	263,643	—	263,643	263,252
1.	Other sources of capital include Subordinated debt of £4,637 million issued by Aviva and £451 million of other qualifying capital issued by Dutch, Italian, Spanish and US subsidiary undertakings.
2.	Including an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
3.	Includes the Provident Mutual with-profit fund.
4.	Other operations include general insurance and fund management business.
5.	Goodwill and other intangibles includes goodwill of £587 million in JVs and associates.

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2009

	CGNU with- profit fund £m	CULAC with- profit fund £m	Old with- profit sub- fund £m	New with- profit sub- fund £m	Existing UKLAP with- profit fund £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January restated	714	727	—	—	1,247	2,688	2,823	5,511	7,181	12,692
Effect of new business	(20)	(36)	—	—	(22)	(78)	(87)	(165)	(477)	(642)
Expected change in available capital resources	93	94	(4)	4	139	326	35	361	(8)	353
Variance between actual and expected experience	(289)	(93)	23	143	158	(58)	7	(51)	3,218	3,167
Effect of operating assumption changes	60	(5)	(1)	—	6	60	—	60	40	100
Effect of economic assumption changes	(59)	12	(15)	(110)	49	(123)	—	(123)	45	(78)
Effect of changes in management policy	12	17	(2)	(17)	(2)	8	—	8	291	299
Effect of changes in regulatory requirements	—	—	—	—	—	—	—	—	191	191
Transfers, acquisitions and disposals	(543)	(753)	150	1,128	—	(18)	—	(18)	(66)	(84)
Foreign exchange movements	—	—	—	—	—	—	—	—	(587)	(587)
Other movements	32	37	48	(20)	15	112	83	195	(861)	(666)
Available capital resources at 31 December	—	—	199	1,128	1,590	2,917	2,861	5,778	8,967	14,745

Further analysis of the movement in the liabilities of the long-term business can be found in notes 35 and 36.

The analysis of movements in capital provides an explanation of the movement in available capital of the Group's life business for the year. This analysis is intended to give an understanding of the underlying causes of changes in the available capital of the Group's life business, and provides a distinction between some of the key factors affecting the available capital.

As detailed in note 41(b), on 1 October 2009 the with-profit funds of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) were reorganised. This reorganisation was achieved through a reattribution to shareholders of the inherited estates of these funds. As part of the reorganisation the two funds were merged and transferred to Aviva Life & Pensions UK Limited (UKLAP).

205
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

52 – Capital statement continued

Within UKLAP two new with-profit sub-funds have been created. Policies of non-electing policyholders have been transferred to Old With-Profit Sub-Fund (OWPSF). The inherited estate has not been reattributed and remains in OWPSF.

Where policyholders elected to accept the reattribution their policies have been transferred to New With-Profit Sub-Fund (NWPSF). The inherited estate, totalling £1,105 million at 1 October 2009, has been reattributed to a separate long-term fund called the Non-Profit Sub-Fund 1(NPSF1), in which 100% of the surplus is attributable to shareholders.

The negative shareholders’ funds balance within the UK with-profit funds arises in NWPSF as a result of regulatory valuation and admissibility differences in the reattributed estate which is valued on a realistic regulatory basis compared to the disclosure on an IFRS basis.

NWPSF is fully supported by the reattributed estate of £1,177 million, known as the Reattribution Inherited Estate External Support Accounts (RIEESA), at 31 December 2009, held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations), in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis therefore it forms part of the NWPSF available capital resources.

For UKLAP/RIEESA, equity market performance has had little impact, as the funds mitigate materially all of the equity risk of the estate/RIEESA through internal hedging.

Commercial property returns have been negative, and this has had adverse impact, less so in UKLAP WP as the risk had been partially hedged. However, credit risk is largely unhedged, and the reduction in spreads on corporate bonds through 2009 contributed to increases in the estate/RIEESA. Stabilisation in financial markets saw implied volatility reduce significantly through 2009, from near 35% at start of year to 25% at year end. This has significantly reduced the market consistent cost of guarantees and hence increased estate/RIEESA.

For the Overseas life operations, the positive variance between actual and expected experience is driven mainly by market movements which has led to capital appreciation of fixed interest assets and consequential increase of the unallocated divisible surplus in France and other European businesses.

In aggregate, the Group has at its disposal total available capital of £17.1 billion (2008 restated: £13.7 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year end transfers to shareholders, the UK with-profit funds' have available capital of £2.9 billion (2008: £2.7 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.

For the remaining life and general insurance operations, the total available capital amounting to £14.2 billion (2008 restated: £11.0 billion) is significantly higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

As the total available capital of £17.1 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently, it understates the economic capital of the business which is considerably higher. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from Aviva Life Holdings UK Limited to the Aviva Annuity Limited to provide capital to support the writing of new business.

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

The liabilities included in the balance sheet for the with-profit funds do not include the amount representing the shareholders’ portion of future bonuses. However, the shareholders’ portion is treated as a deduction from capital that is available to meet regulatory requirements and is therefore shown as a separate adjustment in the capital statement.

206
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

52 – Capital statement continued

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

	31 December 2009						31 December 2008	31 December 2007
	Estimated realistic assets £bn	Realistic Liabilities*1 £bn	Estimated realistic inherited estate2 £bn	Estimated risk capital margin3 £bn	Capital support arrangement5 £bn	Estimated excess available capital £bn	Excess £bn	Excess £bn
NWPSF	21.2	(21.2)	—	(0.5)	1.1	0.6	0.3	1.1
OWPSF	3.0	(2.8)	0.2	(0.1)	—	0.1	0.3	0.8
Existing UKLAP WP4	20.3	(18.7)	1.6	(0.2)	—	1.4	0.5	1.3
Aggregate	44.5	(42.7)	1.8	(0.8)	1.1	2.1	1.1	3.2
*

These realistic liabilities include the shareholders' share of future bonuses of £0.6 billion (2008: £0.8 billion, 2007: £1.2 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £42.1 billion (2008: £43.2 billion, 2007: £48.8 billion).

1.

These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £0.3billion, £2.2 billion and £3.1 billion for OWPSF, NWPSF and UKLAP respectively (2008: £1.4 billion, £1.5 billion and £4.1 billion, 2007: £0.7 billion, £0.8 billion and £0.3 billion respectively).

2.

Estimated realistic inherited estate at 31 December 2008 was £0.7 billion, £0.7 billion and £1.2 billion for CGNU Life, CULAC and NUL&P respectively (2007: £1.4 billion, £1.2 billion, £1.9 billion respectively).

3.	The risk capital margin (RCM) is 3.6 times covered by the inherited estate and capital support arrangement (2008:1.8 times, 2007: 3.5 times).
4.	The UKLAP fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.
5.	This represents the reattributed estate of £1.1bn at 31 December 2009 held within the non-profit fund with UKLAP included within other UK life operations.

Under the FSA regulatory regime, UK life with-profit business is required to hold capital equivalent to the greater of the regulatory requirement based on EU Directives (“regulatory peak”) and the FSA realistic bases (“realistic peak”) described above.

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

For overseas businesses in the EEA, US, Canada, Hong Kong and Singapore, the available capital and the minimum requirement are calculated under the locally applicable regulatory regimes. The businesses outside these territories are subject to the FSA rules for the purposes of calculation of available capital and capital resource requirement.

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

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

—

(i) UK with-profit funds – (NWPSF,OWPSF and existing UKLAP WP funds) – any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund.

—

(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

—

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

—

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

207
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management

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

The risks faced by the Group can be categorised as follows:

—	Financial risks cover market and credit risk, insurance risk, liquidity and capital management.
—

Strategic risks include issues such as customer, brand, products and markets as well as any risks to our business model arising from changes in our market and risks arising from mergers and acquisitions.

—

Operational risk arises from inadequate or failed internal processes, or from people and systems or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance.

The risk management framework provides the means to identify, assess, mitigate, manage, monitor and report all of the different types of risk faced by the Group to provide a single picture of the threats and uncertainties faced and opportunities that exist.

Responsibility for risk management resides at all levels within the Group with appropriate risk related objectives embedded within performance measurement plans. As part of our risk management framework we employ a three lines of defence model that encourages close working relationships between line management and the risk function whilst facilitating independent assurance by internal audit. Primary responsibility for risk identification and management lies with business management (the first line of defence). Support for and challenge on the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by specialist risk functions (the second line of defence). Independent and objective assurance on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by group audit (the third line of defence).

The Group sets limits to manage material risks to ensure the risks stay within risk appetite (the amount of risk the Group is willing to accept). The Group assesses the size and scale of a risk by considering how likely it is that the risk will occur and the potential impact the risk could have on our business and our stakeholders. Where risks are outside appetite actions are agreed to mitigate the exposure.

The Group’s risk management framework is designed to manage, rather than eliminate, the risk to business objectives and mitigates the risk of material financial misstatement or loss. New and emerging risks, or risks we currently deem as immaterial may also pose a risk to business objectives.

The Group recognises the critical importance of maintaining an efficient and effective risk management framework. To this end, the Group has an established governance framework, which has the following key elements:

—	Defined terms of reference for the Board, its committees, and the associated executive management committees;
—	A clear organisational structure with documented delegated authorities and responsibilities from the Board to Board committees, executive management committees and senior management;
—	A risk management function operating across Group centre, regions and business units, with clear responsibilities and objectives;
—

A Group policy framework that defines risk appetite and sets out risk management and control standards for the Group’s worldwide operations. The policies also set out the roles and responsibilities of businesses, regions, policy owners and the risk oversight committees; and

—

Risk oversight committees that review and monitor aggregate risk data, assess whether the risk profile is within appetite and take overall risk management decisions. The committees monitor adherence to the risk management policies and oversee mitigating actions being taken where risks are outside of appetite.

208
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

The Group has developed economic capital models that support the measurement, comparison and monitoring of our risks. The results of the modelling are incorporated into key decision making processes. These models show the relative impact to economic capital from the risks we face. In turn this supports the assessment of appropriate and effective mitigating strategies where risks are outside of appetite.

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

Stress and scenario testing help give an indication of the size of losses that could be experienced in extreme but plausible events and compliments other risk measurement techniques. It helps identify concentration risk across businesses and portfolios and is a useful tool for management to use in their capital planning process. A number of stress tests and economic scenarios have been developed to capture the adverse impact on the businesses of extreme events. The stress tests are designed to cover major asset classes and insurance risks. The stress tests are produced at least monthly and are reviewed and discussed by senior management.

The sensitivity of Group earnings to changes in economic markets is regularly monitored through sensitivities to investment rate and investment return and asset values in IFRS reporting.

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

The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Businesses may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. The Group Assets Committee is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.

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

Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to the following sources of equity risk:

—	Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds;
—	The indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken; and
—	Its interest in the free estate of long-term with profits funds.

209
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

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

Sensitivity to changes in equity prices is given in section (i) below.

Property price risk

The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Group Assets Committee also monitors property assets owned directly by the Group.

As at 31 December 2009, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section (i) below.

Interest rate risk

Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.

The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.

A number of policyholder participation features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 37.

In short-term business such as general insurance business, the Group requires a close matching of assets and liabilities to minimise this risk.

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

As at 31 December 2009, the Group had entered into a number of initiatives, including interest rate swap agreements and changes in asset mix, to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and liabilities.

Sensitivity to changes in interest rates is given in section (i) below.

Further information on borrowings is included in note 45.

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

The Group’s foreign exchange policy requires that each of our subsidiaries maintains sufficient assets in its local currency to meet local currency liabilities. Therefore, capital held by the Group’s business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group’s consolidated shareholders’ equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group’s foreign exchange policy is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group’s regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group’s regulatory capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

210
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

At 31 December 2009, the Group’s total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2009	1,737	8,781	2,605	1,963	15,086
Capital 31 December 2008 restated	2,041	8,108	2,130	2,294	14,573
Capital 31 December 2007 restated	3,809	8,763	1,456	1,999	16,027

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2009	(802)	802	(228)	228
Net assets at 31 December 2008 restated	(811)	811	(213)	213
Net assets at 31 December 2007 restated	(876)	876	(146)	146

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

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

(c) Credit risk

Credit risk is the risk of financial loss as a result of the default or failure of third parties to pay on their obligations to Aviva. Our credit risks arise through exposures to debt investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance placement counterparties. We hold these investments for the benefit of both our policyholders and shareholders.

The Group manages its credit risk at business unit, regional and Group levels. All business units and regions are required to implement local credit risk processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate group limit frameworks that must be adhered to by all.

The Group risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities’ credit spreads.

Management of credit risk is effected by five core functions:

—

The maintenance and adherence of an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the credit risk function to ensure accountability and clarity. This also includes delegated authority to the Group Credit Approvals Committee, a quorum of key senior risk officers, that is authorised to make key decisions within certain risk appetite levels;

—	The accurately and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings;
—

The implementation of a sophisticated capital charge based credit limits framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity etc) and provides a counterparty level aggregation methodology on a risk neutral basis. This is then managed against centrally set limits. Absolute upper bound limits are also set to ensure unexpected jump to default risks are kept within appetite. Additional limit frameworks are applied for structured assets and reinsurance counterparty exposures. The limits framework also considers more systemic risk factors such as sector and geographic concentrations, and these are continually assessed throughout our global portfolio to ensure optimal diversification levels are maintained and improved;

211
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

—

Additional committee and credit risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, monitoring and addressing key credit themes and news that emerge in the markets. The Group Credit Approvals Committee provides an effective forum to ensure that all key recommendations are considered, and decisions implemented throughout the Group. The regional and Group credit divisions ensure that all qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects; and

—

The employment of risk mitigation techniques where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as bring limits within appetite, and include methods such as collateralization, purchase of credit protection and diversification strategies.

A detailed breakdown of Aviva’s current credit exposure by credit quality is shown below.

Financial exposures by credit ratings

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

	Credit rating
At 31 December 2009	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	39.1%	17.8%	24.6%	12.6%	2.3%	3.6%	160,510
Reinsurance assets	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	7,572
Other investments	0.2%	3.1%	1.8%	1.1%	—	93.8%	34,826
Loans	6.2%	7.7%	0.9%	0.5%	1.0%	83.7%	41,079

	Credit rating
At 31 December 2008	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%	150,734
Reinsurance assets	12.9%	70.0%	8.1%	0.4%	0.2%	8.4%	7,894
Other investments	0.6%	2.7%	6.0%	0.8%	—	89.9%	36,116
Loans	6.1%	5.3%	5.2%	0.3%	1.0%	82.1%	42,237

	Credit rating
At 31 December 2007	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	45.6%	19.7%	20.4%	9.0%	1.1%	4.2%	121,312
Reinsurance assets	14.7%	67.8%	7.4%	0.4%	1.2%	8.5%	8,054
Other investments	1.7%	2.3%	2.3%	2.3%	—	91.4%	36,269
Loans	3.4%	17.6%	1.0%	0.7%	1.3%	76.0%	36,193

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

Other investments

Other investments include:

—	£29,944 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis;
—	Derivative financial instruments of £2,078 million, representing positions to mitigate the impact of adverse market movements; and
—	Other assets of £2,804 million, which are primarily deposits with credit institutions and investments in hedge funds.

The Group loan portfolio principally comprises:

—	Policy loans which are generally collateralised by a lien or charge over the underlying policy;
—	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
—	Mortgage loans collateralised by property assets.

212
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

Unit trusts and other investment vehicles

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

A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

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

Loans

The majority of the Group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:

—	Property collateralisation;
—	Interest service cost;
—	Diversity of the tenant base;
—	Lower risk nature of loans made to the UK healthcare sector; and
—	Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk

The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of Government bonds the largest aggregated counterparty exposure is approximately 0.8% of the Group’s total shareholder assets.

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

The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2009, the reinsurance asset recoverable from Swiss Reinsurance Company Ltd was £1,433 million. This exposure is monitored on a regular basis. In the event of a catastrophic event, the counterparty exposure to a single reinsurer is estimated not to exceed 4.6% of shareholders’ equity.

Securities finance

The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

213
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

Derivative credit exposures

The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all “Over the Counter” derivatives are supported by credit support annexes and ISDAs.

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

	Financial assets that are past due but not impaired
At 31 December 2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	160,400	—	—	—	—	110	160,510
Reinsurance assets	7,572	—	—	—	—	—	7,572
Other investments	34,811	—	—	—	—	15	34,826
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,814	647	61	32	71	7	9,632

	Financial assets that are past due but not impaired
At 31 December 2008	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	150,284	—	—	—	—	114	150,398
Reinsurance assets	7,867	25	—	—	—	2	7,894
Other investments	36,509	1	—	—	—	1	36,511
Loans	41,091	227	658	13	11	237	42,237
Receivables and other financial assets	8,932	539	293	33	6	13	9,816

	Financial assets that are past due but not impaired
At 31 December 2007	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	121,440	—	—	—	—	71	121,511
Reinsurance assets	8,052	—	—	—	—	2	8,054
Other investments	36,500	—	—	—	—	—	36,500
Loans	35,937	210	11	3	15	17	36,193
Receivables and other financial assets	8,337	200	21	13	2	46	8,619

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

(d) Liquidity risk

At Group level, we maintain a prudent level of liquidity which meets the expectations of the financial services authority (FSA) and the wider investment community. We maintain a buffer of liquid assets, determined by liquidity stress tests, which is designed to cover unforeseen circumstances in any of our businesses.

The Group and Company have a strong liquidity position (£2.2 billion of financial assets held at Group) and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant committed borrowing facilities (£2.1 billion) from a range of highly rated banks to further mitigate this risk.

214
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

Asset liability matching

Generally, our individual business units generate sufficient capital from the receipt of premiums, fees and investment income, along with planned asset sales and maturities, to pay claims and expenses. However, there may be instances where additional cash requirements arise in excess of that available within the operating businesses. In such instances, we have several options to fund these cash requirements including the selling of assets from the investment portfolios, using centre funds, issuing commercial paper and the committed borrowing facilities.

The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched. The Asset Liability matching (‘ALM’) methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.

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

ALM strategy may be determined at a sub-fund level for a block of closely related liabilities. Alternatively, if ALM strategy is determined at a fund or company level, it will usually be appropriate (for pricing, financial reporting and risk management purposes) to develop a hypothecation of assets to notional sub-funds with different liability characteristics. It is for this reason that Group Risk provides a framework of corporate objectives within which the operating businesses develop specific and appropriate ALM methodologies, to seek to ensure that our businesses have sufficient liquidity to settle claims as they are expected to arise.

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

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 45 and 54 respectively. Contractual obligations under operating leases and capital commitments are given in note 49.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2009 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £59,504 million (2008: £60,264 million, 2007: £45,492 million) would be shown in the “within 1 year” column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the “within 1 year” column.

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	123,933	10,139	38,549	45,181	30,064
Investment contracts – non-linked	59,504	4,304	12,562	24,119	18,519
Linked business	80,206	80,206	—	—	—
General insurance and health	17,484	7,215	6,936	2,865	468
Total contract liabilities	281,127	101,864	58,047	72,165	49,051

215
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

At 31 December 2008	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	126,450	10,243	34,546	48,031	33,630
Investment contracts – non-linked	60,264	3,639	13,922	24,319	18,384
Linked business	77,940	77,940	—	—	—
General insurance and health	19,866	8,849	7,512	3,038	467
Total contract liabilities	284,520	100,671	55,980	75,388	52,481

At 31 December 2007	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	106,758	9,480	27,726	44,305	25,247
Investment contracts – non-linked	45,492	2,957	10,263	17,205	15,067
Linked business	82,033	82,033	—	—	—
General insurance and health	18,452	8,324	7,508	2,568	52
Total contract liabilities	252,735	102,794	45,497	64,078	40,366

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	160,510	17,309	44,051	98,792	358
Equity securities	43,343	—	—	—	43,343
Other investments	34,849	32,423	414	493	1,519
Loans	41,079	6,867	4,146	30,066	—
Cash and cash equivalents	25,176	25,176	—	—	—
	304,957	81,775	48,611	129,351	45,220

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the “On demand or within 1 year” column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group’s investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

       As explained in note 2(a)(i), comparative information for the disclosures required by the IFRS 7 amendments is not needed in the first year of application and so no table for 2008 is presented above.

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

The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting, and the ICA process. Significant insurance risks will be reported through the Group risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.

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

216
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the Group and common standards are adopted.

Management of life insurance risks

The individual life insurance risks are managed as follows:

—

Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

—

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

—

Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Life Insurance Committee has developed guidelines on persistency management.

—

Product Design and Pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss and reputation damage from the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

—	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

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
—

Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

—	Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
—	Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA reporting and managed as part of the asset liability framework.

(ii) General insurance risk

Types of risk

General insurance risk in the Group arises from:

—	Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
—	Unexpected claims arising from a single source;
—	Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;
—	Inadequate reinsurance protection or other risk transfer techniques; and
—	Inadequate reserves.

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

217
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

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

       Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Aviva UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

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

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our Group General Insurance Reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits from our reinsurance program. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group’s specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group’s data to determine potential losses and appropriate levels of reinsurance protection.

       The reinsurance is placed with providers who meet the Group’s counterparty security requirements, and large reinsurance placements may also require approval from the Group Asset Liability Committee.

Concentration risk

Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure (Northern European windstorm) is approximately £335 million, for a one in ten year annual loss scenario, compared to approximately £620 million when measured on a one in a hundred year annual loss scenario.

       For the 2010 underwriting year the Group will participate in a share of a reinsurer’s US property catastrophe reinsurance portfolio. This exposure is not correlated with the Group’s other General Insurance exposure and therefore provides diversification benefit. The total expected loss from a one in ten year annual loss scenario is approximately £50 million compared to approximately £145 million when measured on a one in a hundred year annual loss scenario.

(f) Operational risk

Types of operational risk

Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Operational risk management

We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies and business ethics code.

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

218
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

The Group Operational Risk Committee (ORC) oversees the Group’s aggregate operational risk exposure on behalf of the Group Executive Committee and reports to the Board Risk & Regulatory Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented. The ORC operates a number of sub-committees which focus on specific areas of strategic and operational risk including customer, brand, business protection, IT, people, legal and regulatory compliance.

(g) Strategic risk

We are exposed to a number of strategic risks. Our strategy needs to support our vision, purpose and objectives and be responsive to both the external and internal environment, for example changes in the competitive landscape, customer behaviour, regulatory changes, merger and acquisition opportunities and emerging trends (such as climate change, pandemic and improving longevity).

Strategic risk is explicitly considered throughout our strategic review and planning process. Developments are assessed during our quarterly performance management process where all aspects of our risk profile are considered.

       We closely monitor regulatory, legal and fiscal developments as well as actively engaging with external bodies to share the benefit of our expertise in supporting responses to emerging risks to challenge developments that could be damaging to our business and the industry as a whole.

(h) Brand and Reputation risk

We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

       Our success and results are, to a certain extent, dependent on the strength of our brands and reputation. As part of our ongoing “One Aviva, Twice the Value” strategy, we have been working to create a global Aviva brand, as well as rebrand businesses in the UK under the Aviva name. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change.

       One of the FSA’s strategic objectives is to help customers get a fair deal through its “treating customers fairly” principle. Examples of “treating customers fairly” include: products and services targeted to meet customers’ needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

       If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

(i) Risk and capital management

Sensitivity test analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, ICA and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group’s financial performance measurements to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.

       For long-term business in particular, sensitivities of performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements.

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

219
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

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

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(20)	(275)	15	(35)	(15)	(5)	(40)
Insurance non-participating	(190)	270	35	(35)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	—	—
Investment non-participating	(30)	45	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(10)	10	135	(140)	—	—	—
Total	(315)	35	225	(260)	(60)	(45)	(320)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(40)	(235)	20	(40)	(15)	(5)	(40)
Insurance non-participating	(380)	535	220	(220)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	—	—
Investment non-participating	(80)	125	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(65)	85	215	(215)	—	—	—
Total	(630)	495	495	(525)	(60)	(45)	(320)

Sensitivities as at 31 December 2008 restated1

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(165)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(280)	525	65	(50)	(20)	(25)	(310)
Investment participating	(35)	(55)	25	(20)	—	—	—
Investment non-participating	(10)	10	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(20)	30	180	(180)	—	—	—
Total	(355)	345	375	(360)	(45)	(30)	(320)
1.	The comparative 2008 economic sensitivities for insurance non-participating business have been restated to reflect modelling enhancements in Delta Lloyd.

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(30)	(135)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(440)	660	290	(270)	(20)	(25)	(310)
Investment participating	(50)	(40)	30	(25)	—	—	—
Investment non-participating	(210)	230	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(80)	95	190	(190)	—	—	—
Total	(810)	810	615	(595)	(45)	(30)	(320)
1.	The comparative 2008 economic sensitivities for insurance non-participating business have been restated to reflect modelling enhancements in Delta Lloyd.

220
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

       The sensitivities to economic movements relate mainly to business in the UK, US and the Netherlands. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.

       Changes in sensitivities between 2008 and 2009 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities, asset liability management actions, and reattribution of inherited estate in the UK.

The mortality sensitivities relate primarily to the UK.

Impact of the reattribution of the inherited estate on IFRS long-term business sensitivities

Prior to the reattribution of the inherited estates of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) (as detailed in note 41(b)), movements in the value of assets and liabilities in the with-profit funds of CGNU and CULAC would result in corresponding movements in the value of the unallocated divisible surplus. IFRS profit in these funds would only arise on the shareholders’ share of bonuses paid on claims during the year or added to policies at the end of the year.

       As a result of the reattribution, movements in the value of assets and liabilities in the New With-Profit Shareholders Funds (NWPSF) and in the reattributed assets will lead to increased volatility of IFRS profit as the result will be borne by shareholders. The main drivers of this increased volatility will be investment returns, the effect of writing new with-profit business in the fund, changes in the cost of guarantees and changes in assumptions. This increase in potential volatility is the primary driver of the change in IFRS long-term business sensitivities between 2008 and 2009.

General insurance and health business

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(135)	(345)
Net of reinsurance	(365)	365	105	(110)	(135)	(330)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(35)	(345)
Net of reinsurance	(365)	365	105	(110)	(35)	(330)

Sensitivities as at 31 December 2008

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	300	90	(90)	(170)	(435)
Net of reinsurance	(360)	360	90	(90)	(170)	(425)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	300	90	(90)	(40)	(435)
Net of reinsurance	(360)	360	90	(90)	(40)	(425)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

221
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

53 – Risk management continued

Fund management and non-insurance business

Sensitivities as at 31 December 2009

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	25	70	(30)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(40)	55	80	(50)

Sensitivities as at 31 December 2008 restated1

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	15	(20)	45	(45)
1.	The comparative 2008 economic sensitivities for life and non-insurance businesses have been restated to reflect modelling enhancements in Delta Lloyd.

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	—	5	90	(90)
1.	The comparative 2008 economic sensitivities for life and non-insurance businesses have been restated to reflect modelling enhancements in Delta Lloyd.

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

54 – Derivative financial instruments

This note gives details of the various derivative instruments we use to mitigate risk.

The Group uses a variety of derivative financial instruments, including both exchange traded and over-the-counter instruments, in line with our overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on existing assets or liabilities, as well as planned or anticipated investment purchases.

In the narrative and tables below, figures are given for both the notional amounts and fair values of these instruments. The notional amounts reflect the aggregate of individual derivative positions on a gross basis and so give an indication of the overall scale of the derivative transaction. They do not reflect current market values of the open positions. The fair values represent the gross carrying values at the year end for each class of derivative contract held (or issued) by the Group.

The fair values do not provide an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA (International Swaps and Derivatives Association Inc) master agreements or their equivalent. Such agreements are designed to provide a legally enforceable set-off in the event of default, which reduces credit exposure. In addition, the Group has collateral agreements in place between the individual Group entities and relevant counterparties.

(a) Hedged derivatives

The Group has formally assessed and documented the effectiveness of its hedged derivatives in accordance with IAS 39, Financial Instruments: Recognition and Measurement. To aid discussion and analysis, these derivatives are analysed into cash flow, fair value and net investment hedges, as detailed below.

222
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

54 – Derivative financial instruments continued

(i) Cash flow hedges

The Group uses forward starting interest rate swap agreements in the United States to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction, at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortised into investment income as the acquired asset affects income. The Group is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to ten years, therefore the cash flows from these hedging instruments are expected to affect profit and loss for approximately the next ten years. For the year ended 31 December 2009, none of the Group’s cash flow hedges was ineffective or discontinued.

The notional value of these interest rate swaps was £3 million at 31 December 2009 and their fair value was £0.1 million liability. The Group had no cash flow hedge activity at 31 December 2008.

(ii) Fair value hedges

The Group has entered into a number of interest rate swaps in order to hedge fluctuations in the fair value of part of its portfolio of mortgage loans and debt securities in the Netherlands and the United States. The notional value of these interest rate swaps was £3,060 million at 31 December 2009 (2008: £1,088 million, 2007: £nil) and their fair value was £184 million liability (2008: £86 million liability, 2007: £nil). These hedges were fully effective during the year.

(iii) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

—

The Group has designated a portion of its Euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2009 was £2,806 million (2008: £2,914 million, 2007: £1,988 million) and its fair value at that date was £2,709 million (2008: £1,962 million, 2007: £1,972 million).

—

The foreign exchange gain of £255 million (2008: loss of £716 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

—

The Group holds a Sterling/Euro cross currency swap derivative, which has been designated as a hedge of the net investment in its European subsidiaries. The notional value of the derivative at 31 December 2009 was £500 million (2008: £500 million, 2007: £1,000 million) and its fair value at that date was £120 million liability (2008: £185 million liability, 2007: £27 million liability). During 2008, the Group reduced the size of the notional amount from £1 billion to £500 million, realising a loss of £164 million in closing out this part of the hedge. The fair value gain during 2009 was £65 million (2008: £158 million loss; 2007: £27 million loss) on revaluation of the derivative which was recognised in other comprehensive income and the hedging instrument reserve in shareholders’ equity. This hedge was fully effective throughout the year.

The losses on the Group’s net investment hedges during the year were more than offset by gains on the relevant subsidiaries which are recognised in the currency translation reserve (see note 31).

(b) Non-hedge derivatives

Non-hedge derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken.

(i) The Group’s non-hedge derivative activity at 31 December 2009 was as follows:

			2009			2008			2007
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	6,091	17	(53)	6,164	89	(340)	9,594	24	(106)
Interest and currency swaps	1,408	41	(53)	1,235	3	(255)	859	57	—
Total	7,499	58	(106)	7,399	92	(595)	10,453	81	(106)
Interest rate contracts
OTC
Forwards	1,043	5	—	3,008	17	(11)	3,305	15	(2)
Swaps	26,718	297	(839)	20,246	482	(909)	16,172	279	(350)
Options	10,637	432	(4)	9,309	920	—	986	251	(1)
Exchange traded
Futures	5,542	404	(38)	6,067	615	(15)	6,505	220	(37)
Options	1,066	28	—	—	—	—	15	—	—
Total	45,006	1,166	(881)	38,630	2,034	(935)	26,983	765	(390)
Equity/Index contracts
OTC
Forwards	863	71	—	—	—	—	—	—	—
Options	14,571	663	(243)	11,619	470	(39)	12,278	267	(61)
Exchange traded
Futures	7,417	63	(534)	2,859	45	(68)	5,456	418	(23)
Options	2,688	19	(2)	4,513	189	(51)	473	21	(2)
Total	25,539	816	(779)	18,991	704	(158)	18,207	706	(86)
Other	1,155	37	(29)	771	80	(65)	414	57	(24)
Totals at 31 December	79,199	2,077	(1,795)	65,791	2,910	(1,753)	56,057	1,609	(606)

223
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

54 – Derivative financial instruments continued

Fair value assets are recognised as “Derivative financial instruments” in note 21(a), whilst fair value liabilities are recognised as “other financial liabilities” in note 46.

The Group’s derivative risk management policies are outlined in note 53(b).

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2009 £m	2008 £m	2007 £m
Within one year	1,238	1,001	151
Between one and two years	155	285	100
Between two and three years	66	32	20
Between three and four years	74	43	20
Between four and five years	51	69	21
After five years	657	611	516
	2,241	2,041	828

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of collateral. The amounts of collateral receivable or repayable are included in notes 22 and 46 respectively.

55 – Assets under management

In addition to the assets included in the consolidated statement of financial position, the Group manages many funds for third parties. This note details the total funds under management.

The total Group assets under management are:

	2009 £m	Restated 2008* £m	Restated 2007* £m
Total IFRS assets included in the consolidated statement of financial position	354,391	354,562	321,326
Less: Third party funds included within consolidated IFRS assets	(9,980)	(6,025)	(5,845)
	344,411	348,537	315,481
Third-party funds under management
Unit trusts, OEICs, PEPs and ISAs	21,618	15,901	25,868
Segregated funds	48,770	52,322	54,422
	414,799	416,760	395,771
Non-managed assets	(35,388)	(44,176)	(36,342)
Funds under management	379,411	372,584	359,429
Managed by:
Aviva Investors	249,630	236,178	235,309
Other Aviva fund managers	109,332	111,532	99,906
Total Aviva fund managers	358,962	347,710	335,215
External fund managers	20,449	24,874	24,214
	379,411	372,584	359,429
*	Third-party funds under management have been adjusted as a result of a double count of £6,782 million in 2008.

56 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

       The Group receives income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to related parties

		2009		2008	2007
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Receivable at year end £m
Associates	49	3	61	3	2
Joint ventures	17	328	20	300	169
Employee pension schemes	9	2	24	6	6
	75	333	105	309	177

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies listed in note 16(b). Under management service agreements with these associates, our UK life insurance companies provide administration services, the cost of which is recharged to the RBS companies. In addition, our fund management companies provide fund management services to these associates, for which they charge fees based on the level of funds under management. Movements in loans made to our associates may be found in note 16.

224
Aviva plc Annual Report on Form 20-F 2009	Notes to the consolidated financial statements continued

56 – Related party transactions continued

Transactions with joint ventures relate to the property management undertakings. At 31 December 2009, there were four such joint ventures, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities to fund property developments, including shopping, business and distribution centres, and properties in Europe, as well as a film studio development in the UK, movements in which may be found in note 15(a). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(e)(iii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 48(j).

Services provided by related parties

There were no services provided by related parties in 2007, 2008 or 2009.

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2009 £m	2008 £m
Salary and other short-term benefits	39	38
Post-employment benefits	5	3
Equity compensation plans	16	9
Termination benefits	1	3
Total	61	53

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ remuneration report.

225
Aviva plc Annual Report on Form 20-F 2009	Independent auditor’s report to the members of the Supervisory Board of Delta Lloyd N.V.

Report of Independent Registered Public Accounting Firm

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in the Delta Lloyd N.V. 2008 Annual Report sections 5.1.1 and 5.1.6.28 and for the correction of the error described in the Delta Lloyd N.V. 2009 Annual Report sections 5.1.1 and 5.1.7.31, the consolidated balance sheet of Delta Lloyd N.V. and its subsidiaries as of 31 December 2007, and the related consolidated statements of income, changes in equity and cash flows for the year ended 31 December 2007 as set out in section 3.1 of the Delta Lloyd N.V. Annual Report (the 2007 financial statements before the effects of the adjustments described in the Delta Lloyd N.V. 2008 Annual Report sections 5.1.1 and 5.1.6.28 and the Delta Lloyd N.V. 2009 Annual Report sections 5.1.1 and 5.1.7.31 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in the Delta Lloyd N.V. 2008 Annual Report sections 5.1.1 and 5.1.6.28 and for the correction of the error described in the Delta Lloyd N.V. 2009 Annual Report sections 5.1.1 and 5.1.7.31, present fairly, in all material respects, the financial position of Delta Lloyd N.V. and its subsidiaries at 31 December 2007, and the results of their operations and their cash flows for the year ended 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in the Delta Lloyd N.V. 2008 Annual Report sections 5.1.1 and 5.1.6.28 or for the correction of the error described in the Delta Lloyd N.V. 2009 Annual Report sections 5.1.1 and 5.1.7.31 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ G.J. Heuvelink RA

Amsterdam, 24 March 2009

PricewaterhouseCoopers Accountants N.V.

G.J. Heuvelink RA

226
Aviva plc Annual Report and Accounts 2009	Financial statements of the Company

Income statement

For the year ended 31 December 2009

	Note	2009 £m	Restated 2008 £m	2007 £m
Income
Dividends received from subsidiaries		1,340	1,796	2,568
Interest receivable from Group companies		156	151	158
Net investment income/(expense)		50	(141)	4
		1,546	1,806	2,730
Expenses
Operating expenses	C	(194)	(25)	(193)
Interest payable to Group companies		(603)	(992)	(994)
Interest payable on borrowings		(336)	(289)	(232)
		(1,133)	(1,306)	(1,369)
Profit before tax		413	500	1,361
Tax credit	D	158	358	356
Profit after tax		571	858	1,717

Statement of comprehensive income

For the year ended 31 December 2009

	Note	2009 £m	Restated 2008 £m	2007 £m
Profit for the year		571	858	1,717
Other comprehensive income
Fair value gains/(losses) on investments in subsidiaries	B	883	(8,113)	(3,420)
Actuarial (losses)/gains on pension scheme		(3)	2	5
Other comprehensive income, net of tax		880	(8,111)	(3,415)
Total comprehensive income for the year		1,451	(7,253)	(1,698)

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

227
Aviva plc Annual Report on Form 20-F 2009	Financial statements of the Company continued

Statement of changes in equity

For the year ended 31 December 2009

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		664	200	1,234	735	5,770	113	3,287	12,003	990	12,993
Profit for the year		—	—	—	—	—	—	571	571	—	571
Other comprehensive income		—	—	—	—	883	—	(3)	880	—	880
Total comprehensive income for the year		—	—	—	—	883	—	568	1,451	—	1,451
Dividends and appropriations	12	—	—	—	—	—	—	(853)	(853)	—	(853)
Issues of share capital	25	1	—	—	—	—	—	—	1	—	1
Shares issued in lieu of dividends	32	27	—	(27)	—	—	—	299	299	—	299
Employee trust shares distributed in the year	27	—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans	8	—	—	—	—	—	56	—	56	—	56
Shares issued under equity compensation plans		—	—	—	—	—	(60)	60	—	—	—
Aggregate tax effect		—	—	—	—	—	—	17	17	—	17
Balance at 31 December		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946

For the year ended 31 December 2008

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		655	200	1,223	735	13,883	89	3,207	19,992	990	20,982
Profit for the year		—	—	—	—	—	—	858	858	—	858
Other comprehensive income		—	—	—	—	(8,113)	—	2	(8,111)	—	(8,111)
Total comprehensive income for the year		—	—	—	—	(8,113)	—	860	(7,253)	—	(7,253)
Dividends and appropriations	12	—	—	—	—	—	—	(975)	(975)	—	(975)
Issues of share capital	25	2	—	18	—	—	—	—	20	—	20
Shares issued in lieu of dividends	32	7	—	(7)	—	—	—	170	170	—	170
Employee trust shares distributed in the year	27	—	—	—	—	—	—	(6)	(6)	—	(6)
Reserves credit for equity compensation plans	8	—	—	—	—	—	39	—	39	—	39
Shares issued under equity compensation plans		—	—	—	—	—	(15)	15	—	—	—
Aggregate tax effect		—	—	—	—	—	—	16	16	—	16
Balance at 31 December		664	200	1,234	735	5,770	113	3,287	12,003	990	12,993

For the year ended 31 December 2007

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		641	200	1,189	735	17,303	73	2,005	22,146	990	23,136
Profit for the year		—	—	—	—	—	—	1,717	1,717	—	1,717
Other comprehensive income		—	—	—	—	(3,420)	—	5	(3,415)	—	(3,415)
Total comprehensive income for the year		—	—	—	—	(3,420)	—	1,722	(1,698)	—	(1,698)
Dividends and appropriations	12	—	—	—	—	—	—	(871)	(871)	—	(871)
Issues of share capital	25	4	—	44	—	—	—	—	48	—	48
Shares issued in lieu of dividends	32	10	—	(10)	—	—	—	301	301	—	301
Reserves credit for equity compensation plans	8	—	—	—	—	—	50	—	50	—	50
Shares issued under equity compensation plans		—	—	—	—	—	(34)	34	—	—	—
Aggregate tax effect		—	—	—	—	—	—	16	16	—	16
Balance at 31 December		655	200	1,223	735	13,883	89	3,207	19,992	990	20,982

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

228
Aviva plc Annual Report on Form 20-F 2009	Financial statements of the Company continued

Statement of financial position

At 31 December 2009

	Note	2009 £m	Restated 2008 £m	2007 £m
Assets
Non-current assets
Investments in subsidiaries	B	17,236	16,353	24,466
Investment in joint venture	15c	72	61	52
Loans owed by subsidiaries		3,161	3,417	2,607
Deferred tax assets	D	—	—	9
Current tax assets		526	724	714
		20,995	20,555	27,848
Current assets
Loans owed by subsidiaries		—	—	132
Other amounts owed by subsidiaries		2,546	2,266	1,027
Other assets		110	43	115
Cash and cash equivalents		4	78	14
Total assets		23,655	22,942	29,136
Equity
Ordinary share capital	25	692	664	655
Preference share capital	28	200	200	200
Called up capital		892	864	855
Share premium account	25b	1,207	1,234	1,223
Merger reserve	E	735	735	735
Investment valuation reserve	E	6,653	5,770	13,883
Equity compensation reserve	E	109	113	89
Retained earnings	E	3,360	3,287	3,207
Direct capital instrument	29	990	990	990
Total equity		13,946	12,993	20,982
Liabilities
Non-current liabilities
Borrowings	F	4,871	4,838	3,252
Loans owed to subsidiaries		3,598	3,108	1,842
Provisions		47	40	40
		8,516	7,986	5,134
Current liabilities
Borrowings	F	483	535	918
Loans owed to subsidiaries		155	975	1,846
Other amounts owed to subsidiaries		442	352	191
Other creditors		113	101	65
Total liabilities		9,709	9,949	8,154
Total equity and liabilities		23,655	22,942	29,136

Approved by the Board on 3 March 2010.

Patrick Regan

Chief Financial Officer

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

229
Aviva plc Annual Report on Form 20-F 2009	Financial statements of the Company continued

Statement of cash flows

For the year ended 31 December 2009

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2009 £m	2008 £m	2007 £m
Cash flows from financing activities
Funding provided by subsidiaries	477	401	399
New borrowings draw down, net of expenses	2,490	3,905	4,780
Repayment of borrowings	(2,541)	(3,463)	(4,606)
Net drawdown of borrowings	(51)	442	174
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(476)	(732)	(500)
Interest paid on borrowings	(7)	(30)	(47)
Net cash from financing activities	(74)	64	9
Net (decrease)/increase in cash and cash equivalents	(74)	64	9
Cash and cash equivalents at 1 January	78	14	5
Cash and cash equivalents at 31 December	4	78	14

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

230
Aviva plc Annual Report on Form 20-F 2009	Notes to the Company’s financial statements continued

A – Restatement of prior year figures

The Company runs sterling and currency intercompany accounts with subsidiaries. During the year, it was discovered that incorrect foreign exchange rates had been applied to one of these accounts, with the result that the Company incorrectly recorded a foreign exchange loss of £87 million in 2008. The correcting entry has resulted in a reduction in expenses in 2008 of £87 million, an increase to the 2008 tax charge of £25 million, a reduction in the 2008 current tax asset of £25 million, an increase in other amounts owed by subsidiaries of £87 million and an increase in retained earnings of £62 million as at 31 December 2008. This does not impact the Group consolidated financial statements.

B – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2009 £m	2008 £m	2007 £m
Fair value as at 1 January	16,353	24,466	27,886
Movement in fair value	883	(8,113)	(3,420)
At 31 December	17,236	16,353	24,466

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 21(b) to the Group consolidated financial statements.

(ii) At 31 December 2009, the Company has two wholly-owned subsidiaries, both incorporated in Great Britain. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc no longer carries out this function. The principal subsidiaries of the Aviva Group at 31 December 2008 are listed on pages 16 and 17.

C – Operating expenses

(i) Operating expenses

Operating expenses comprise:

	2009 £m	Restated 2008 £m	2007 £m
Staff costs and other employee related expenditure (see below)	130	86	92
Other operating costs	20	109	95
Net foreign exchange losses/(gains)	44	(170)	6
Total	194	25	193

(ii) Staff costs

Total staff costs were:

	2009 £m	2008 £m	2007 £m
Wages and salaries	85	49	46
Social security costs	9	7	6
Post-retirement obligations
Defined benefit schemes (see (iii) below)	6	6	6
Defined contribution schemes	6	3	2
Profit sharing and incentive plans	9	3	13
Equity compensation plans (see (iv) below)	12	11	17
Termination benefits	3	7	2
Total	130	86	92

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

Full disclosure on the Group’s pension schemes is given in the Group consolidated financial statements, note 44.

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

231
Aviva plc Annual Report on Form 20-F 2009	Notes to the Company’s financial statements continued

(iv) Equity compensation plans

All transactions in the Group’s equity compensation plans involve options and awards for ordinary shares of the Company. Full disclosure of these plans is given in the Group consolidated financial statements, note 26. The cost of such options and awards is borne by all participating businesses and, where relevant, the Company bears an appropriate charge. As the majority of the charge to the Company relates to directors’ options and awards, for which full disclosure is made in the Directors’ remuneration report, no further disclosure is given here on the grounds of immateriality.

D – Tax

(i) Tax credited to income statement

	2009 £m	Restated 2008 £m	2007 £m
Current tax:
For this year	151	362	351
Prior year adjustments	7	5	5
Total current tax	158	367	356
Deferred tax:
Origination and reversal of timing differences	—	(9)	—
Total deferred tax	—	(9)	—
Total tax credited to income statement	158	358	356

(ii) Tax charged to other comprehensive income

No tax was charged or credited to other comprehensive income in 2007, 2008 or 2009.

(iii) Tax credited to equity

Tax credited to equity comprises £17 million (2008: £16 million; 2007: £16 million) in respect of coupon payments on the direct capital instrument.

(iv) Tax reconciliation

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009 £m	Restated 2008 £m	2007 £m
Profit before tax	413	500	1,361
Tax calculated at standard UK corporation tax rate of 28% (2008: 28.5%; 2007: 30%)	(116)	(143)	(408)
Adjustment to tax charge in respect of prior years	7	5	5
Non-assessable dividends	375	512	770
Disallowable expenses	(3)	(6)	(11)
Unpaid group relief	(102)	—	—
Deferred tax asset not recognised	—	(11)	—
Other	(3)	1	—
Total tax credited to income statement	158	358	356

(v) Deferred tax asset

(i) The movement in the net deferred tax asset was as follows:

	2009 £m	2008 £m
Net asset at 1 January	—	9
Amounts charged to profit	—	(9)
Net asset at 31 December	—	—

The Company has unrecognised other temporary differences of £nil (2008: £30 million).

The taxation of foreign profits and worldwide debt cap rules were enacted in the Finance Act 2009. Under the foreign profits rules, a dividend exemption was introduced which largely exempts dividends received on or after 1 July 2009 from UK corporation tax. The Company has applied this legislation in arriving at its tax results for 2009. The worldwide debt cap rules apply from 1 January 2010 and are not expected to apply to the Company due to an exemption for qualifying financial services groups.

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

232
Aviva plc Annual Report on Form 20-F 2009	Notes to the Company’s financial statements continued

E – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Restated Retained earnings £m
Balance at 1 January 2007	735	17,303	73	2,005
Arising in the year:
Profit for the year	—	—	—	1,717
Fair value losses on investments in subsidiaries	—	(3,420)	—	—
Actuarial gains on pension schemes	—	—	—	5
Dividends and appropriations	—	—	—	(871)
Reserves credit for equity compensation plans	—	—	50	—
Shares issued in lieu of dividends Trust shares distributed in the year	—	—	—	301
Issue of share capital under equity compensation scheme	—	—	(34)	34
Aggregate tax effect	—	—	—	16
Balance at 31 December 2007	735	13,883	89	3,207
Arising in the year:
Profit for the year	—	—	—	858
Fair value losses on investments in subsidiaries	—	(8,113)	—	—
Actuarial gains on pension schemes	—	—	—	2
Dividends and appropriations	—	—	—	(975)
Reserves credit for equity compensation plans	—	—	39	—
Shares issued in lieu of dividends	—	—	—	170
Trust shares distributed in the year	—	—	—	(6)
Issue of share capital under equity compensation scheme	—	—	(15)	15
Aggregate tax effect	—	—	—	16
Balance at 31 December 2008	735	5,770	113	3,287
Arising in the year:
Profit for the year	—	—	—	571
Fair value gains on investments in subsidiaries	—	883	—	—
Actuarial losses on pension schemes	—	—	—	(3)
Dividends and appropriations	—	—	—	(853)
Reserves credit for equity compensation plans	—	—	56	—
Shares issued in lieu of dividends	—	—	—	299
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(60)	60
Aggregate tax effect	—	—	—	17
Balance at 31 December 2009	735	6,653	109	3,360

Tax of £17 million (2008: £16 million; 2007: £16 million) is deductible in respect of coupon payments of £61 million (2008: £56 million; 2007: £53 million) on the direct capital instruments.

F – Borrowings

The Company’s borrowings comprise:

	2009 £m	2008 £m	2007 £m
Subordinated debt	4,672	4,639	3,054
9.5% guaranteed bonds 2016	199	199	198
Commercial paper	483	535	918
Total	5,354	5,373	4,170

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

233
Aviva plc Annual Report on Form 20-F 2009	Notes to the Company’s financial statements continued

F – Borrowings continued

Maturity analysis of contractual undiscounted cash flows:

			2009			2008			2007
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	483	328	811	535	312	847	932	235	1,167
1 – 5 years	—	1,235	1,235	—	1,163	1,163	—	799	799
5 – 10 years	1,074	1,540	2,614	409	1,449	1,858	351	998	1,349
10 – 15 years	1,288	1,349	2,637	1,402	1,250	2,652	588	867	1,455
Over 15 years	2,544	1,092	3,636	3,066	2,445	5,511	2,344	206	2,550
Total contractual undiscounted cash flows	5,389	5,544	10,933	5,412	6,619	12,031	4,215	3,105	7,320

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £74 million (2008: £77 million).

The fair value of the subordinated debt at 31 December 2009 was £4,372 million (2008: £2,979 million). The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2009 was £238 million (2008: £224 million). The fair value of the commercial paper is considered to be the same as its carrying value.

Further details of these borrowings and undrawn committed facilities can be found in the Group consolidated financial statements, note 45.

G – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 48(j).

H – Risk management

Risk management in the context of the Group is considered in the Group consolidated financial statements, note 53.

The business of the Company is managing its investments in subsidiary and joint venture operations. Its risks are considered to be the same as those in the operations themselves and full details of the risk management policies are given in the Group consolidated financial statements, note 53. Such investments are held by the Company at fair value in accordance with accounting policy C.

The fair values of the subsidiaries and joint venture are estimated using applicable valuation models, underpinned by the Company’s market capitalisation. This uses a three month rolling average of the Company’s share price. Given that the key input into the valuation model is based on an observable current share price, and therefore sensitive to movements in that price, the valuation process is not sensitive to non-observable market assumptions. Management believes the resulting estimated fair values recorded in the balance sheet and any changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.

Financial assets, other than investments in subsidiaries and the joint venture, largely consist of amounts due from subsidiaries. As at the balance sheet date, these receivable amounts were neither past due nor impaired.

Financial liabilities owed by the Company as at the balance sheet date are largely in respect of borrowings (details of which are provided in note F and the Group consolidated financial statements, note 45) and loans owed to subsidiaries. Loans owed to subsidiaries were within agreed credit terms as at the balance sheet date.

Interest rate risk

Loans to and from subsidiaries are at either fixed or floating rates of interest, with the latter being exposed to fluctuations in these rates. The choice of rates is designed to match the characteristics of financial investments (which are also exposed to interest rate fluctuations) held in both the Company and the relevant subsidiary, to mitigate as far as possible each company’s net exposure.

The majority of the Company’s external borrowings are at fixed rates of interest and are therefore not exposed to changes in these rates. However, for those borrowings that are at floating rates, the Company is affected by changes in these rates. Further details of the Company's borrowings are provided in note F and the Group consolidated financial statements, note 45.

Currency risk

The Company’s direct subsidiaries are all incorporated and operating in the UK, and therefore are not exposed to currency risk. However, these subsidiaries are themselves exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 53.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in euros and US dollars. However, most of these borrowings have been on-lent to a subsidiary which holds financial investments in these currencies, generating the net investment hedge described in the Group consolidated financial statements, note 54(a)(iii).

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

234
Aviva plc Annual Report on Form 20-F 2009	Notes to theCompany’s financial statements continued

I – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2009 £m	2008 £m	2007 £m
Within 1 year	—	—	132
1 – 5 years	2,050	1,402	1,359
Over 5 years	1,111	2,015	1,248
Total	3,161	3,417	2,739

Loans owed to subsidiaries

			2009			2008			2007
Maturity analysis of contractual undiscounted cash flows	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	155	143	298	975	247	1,222	1,846	258	2,104
1 – 5 years	1,840	431	2,271	2,124	593	2,717	843	334	1,177
Over 5 years	1,758	217	1,975	984	164	1,148	999	341	1,340
Total	3,753	791	4,544	4,083	1,004	5,087	3,688	933	4,621

Other related party balances comprise dividends and interest receivable and payable, as well as inter-company balances for fees and other transactions in the normal course of business.

Dividends, loans, interest

Services provided to related parties

	Income earned in year 2009 £m	Receivable at year end 2009 £m	Income earned in year 2008 £m	Receivable at year end 2008 £m	Income earned in year 2007 £m	Receivable at year end 2007 £m
Subsidiaries	1,496	5,707	1,947	5,596	2,726	3,766

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 48(j).

Services provided by related parties

	Expense incurred in year 2009 £m	Payable at year end 2009 £m	Expense incurred in year 2008 £m	Payable at year end 2008 £m	Expense incurred in year 2007 £m	Payable at year end 2007 £m
Subsidiaries	603	4,195	992	4,435	944	3,879

The related parties’ payables are not secured and no guarantees were received in respect thereof. The payables will be settled in accordance with normal credit terms.

The directors and key management of the Company are considered to be the same as for the Group. Information on both the Company and Group key management compensation may be found in note 56.

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 99 to 111.  The notes identified alphabetically on pages 230 to 234 are an integral part of these separate financial statements.  Where the same items appear in the group financial statements, reference is made to the notes (identified numerically) on pages 119 to 224.

235
Aviva plc
Annual Report on Form 20-F 2009
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Additional disclosures for SEC

In this section

236 Company address
236 Exchange rate information
236 The offer and listing
237 General insurance and health claims reserves
242 Risks relating to our business
256 IFRS critical accounting policies
272 Share capital
274 Memorandum and Articles of Association
280 Material Contracts
280 Exchange Controls and Other Limitations Affecting Security Holders
281 Taxation
283 Dividends and paying agents
283 Where You Can Find More Information
283 Description of securities other than equity securities
289 Guarantees, securitised assets and off-balance sheet arrangements
289 Purchase of equity securities by Aviva plc and affiliated purchasers
289 Statement of differences from NYSE corporate governance practices
290 Liquidity and Capital Resources
294 Legal proceedings
294 Employees

Additional disclosures for SEC

236
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC

Company address

Our registered office is St Helens, 1 Undershaft, London, EC3P 3DQ.

Our telephone number is +44 (0)20 7283 2000.

Exchange rate information

The following table sets forth the average noon buying rate as quoted by the Federal Reserve Bank of New York on the last business day of each year for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. We have not used these rates to prepare our consolidated financial statements.

Year ended 31 December
2005	1.7188
2006	1.9586
2007	1.9843
2008	1.4619
2009	1.6167

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2009	1.6695	1.5924
October 2009	1.6610	1.5878
November 2009	1.6795	1.6383
December 2009	1.6641	1.5892
January 2010	1.6370	1.5912
February 2010	1.5968	1.5201

On 24 March 2010, the noon buying rate was £1.00 = $1.4913

The offer and listing

Listing details

The principal trading market for our ordinary shares is the London Stock Exchange. Our ADSs are listed on the NYSE, each representing the right to receive two ordinary shares deposited pursuant to our deposit agreement with Citibank N.A. and the registered holders from time to time of the ADSs. For a detailed description of the rights and obligations attached to our ADSs, see “Description of Securities Other than Equity Securities.”

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for our ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2005	631.5	484.5	n/a	n/a
2006	850.5	690.0	n/a	n/a
2007	854.0	625.0	n/a	n/a
2008	670.0	245.3	n/a	n/a
2009	467.5	163.3	14.80	11.94

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2008	High	670.0	664.0	565.0	487.0	n/a	n/a	n/a	n/a
	Low	547.5	501.0	455.5	245.3	n/a	n/a	n/a	n/a
2009	High	435.5	364.8	448.1	467.5	n/a	n/a	n/a	14.80
	Low	163.3	226.5	276.8	368.5	n/a	n/a	n/a	11.94

Ordinary shares (pence)	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010
High	448.1	467.5	409.7	398.7	422.0	398.0
Low	387.3	383.6	370.4	368.5	387.8	344.5

Aviva ADS (US dollars)	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010
High	n/a	14.80	13.99	13.24	13.95	12.90
Low	n/a	12.78	12.38	11.94	12.50	11.02

Markets

Aviva ordinary shares and preference shares are listed on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange under the symbol “AV”. In the US, the company’s securities are traded as ADSs for which Citibank N.A. is the depositary and transfer agent as set out under “Listing details” above. ADSs are listed and traded on the NYSE under the symbol “AV”. More information on ADSs is set out in “Description of securities other than equity securities”.

237
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Discount rate		Mean term of liabilities
Class	2009	2008	2009	2008
Netherlands Permanent health and injury	3.48%	3.82%	8 years	7 years
Reinsured London Market business	4.00%	3.56%	10 years	8 years
Latent claims	0.82% to 4.84%	1.17% to 3.92%	8 years to 15 years	9 years to 15 years
Structured settlements	3.30%	2.50%	35 years	35 years

The gross outstanding claims provisions before discounting were £13,576 million (2008: £15,061 million) and after discounting were £12,696 million (2008: £14,360 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 8 and 15 years depending on the geographical region.

During 2009, we have experienced an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2009 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country.

The adequacy of loss reserves is assessed and reported locally and also aggregated and reported to the Chief Financial Officer quarterly.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see ”Financial statements IFRS – Note 35 – Insurance liabilities”. The effect on profit of changes in the main assumptions for the general insurance and health business can be found within “Financial statements IFRS – Note 39 – Effect of changes in assumptions and estimates during the year”.

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

At 31 December 2009, the total reinsurance asset recoverable was £7,572 million, representing 2.7% of the total gross technical provisions of £282,458 million. In respect of premium income written during 2009, £2,576 million was ceded to reinsurers, representing 7.4% of the total gross written premium of £34,690 million.

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

Our largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2009 the amount ceded to Swiss Reinsurance Company Ltd was £1,433 million out of the total reinsurance asset recoverable of £7,572 million. Through the reinsurance of our London Market business, we also have significant exposure to Berkshire Hathaway Group and its subsidiaries. At 31 December 2009 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £1,087 million out of the total reinsurance asset recoverable of £7,572 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

238
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

In the event of a catastrophic event, the counterparty exposure to a single reinsurer is estimated not to exceed 4.6% of shareholders’ equity.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk, can be found within “Financial statements IFRS – Note 53 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2000 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2009. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. Therefore, the year-end balances in the tables should not be added, as they include amounts in respect of both the current and prior years.

In our non-UK property & casualty operations, reserves are established and monitored in the local currency in which the property & casualty entity operates. For the purpose of the tables, claims reserves and payments with respect to each year are translated into pounds sterling at the rates that applied when the initial reserves on the statement of financial position for each year were established. The only exception to this is reserves established in currencies other than an operation’s local currency, for which claims reserves are converted to pounds sterling at year-end exchange rates and claims payments are converted at the average of the exchange rates that applied during the relevant year.

All of our property & casualty claims reserves are included in the tables, except those in respect of property & casualty operations disposed of during the period 2000 to 2002. During this period we disposed of our property & casualty operations in the US, Australia, New Zealand, South Africa, Germany, Belgium and Spain, and disposed of part of our property & casualty operations in France and Poland. The development of the loss reserves of these property and casualty businesses has been excluded from the tables as we did not retain any economic interest in, or liabilities relating to, these operations subsequent to the sale. In addition, management responsible for estimating the loss reserves for these operations are no longer a part of our group.

The most significant disposal was our US property & casualty operations which at 1 June 2001, the date of disposal, had net assets of £3,126 million. Net loss reserves for these US operations at 31 December 2000 were £3,120 million (unaudited). The net loss on sale after tax was £911 million, as previously reported on the basis of UK GAAP. Following an extensive sale process, the Group agreed to the disposal at lower than book value in furtherance of its strategy at the time to achieve profitable growth in the long-term savings and asset management businesses and to withdraw from lines of business or markets that do not offer the potential for market leadership or superior returns. The Group achieved at that price a clean-cut exit in which it would not bear any residual liability for claims in the US property & casualty operations, particularly given the trend of long-tail liabilities in the US market at the time.

All other dispositions (other than Australia and New Zealand) during the period from 2000 to 2002 were insignificant and had net assets on disposal of less than £140 million, and our property & casualty business in Australia and New Zealand had net assets of £293 million on disposal in October 2002.

239
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

The following table presents our consolidated loss development before reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2000[1] £m	2001[1] £m	2002[1] £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m
Initial net reserves per statement of financial position	8,778	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,594	11,053
Effect of discounting	20	19	71	119	196	204	223	216	447	451
Initial net reserves for unpaid losses and LAE	8,798	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504
Initial retroceded reserves	2,205	2,775	2,374	2,626	2,316	2,159	2,050	1,946	2,020	2,072
Initial gross reserves for unpaid losses and LAE	11,003	11,284	11,171	12,372	12,800	13,136	13,061	13,439	15,061	13,576

Paid (cumulative) as of:
One year later	4,005	3,587	3,449	3,254	3,361	3,327	3,433	4,017	4,474
Two years later	5,957	5,549	5,276	5,097	4,977	4,925	5,053	5,836
Three years later	7,414	6,944	6,651	6,290	6,116	6,111	6,275
Four years later	8,434	8,013	7,456	7,146	6,950	7,057
Five years later	9,255	8,593	8,002	7,793	7,664
Six years later	9,691	8,992	8,481	8,336
Seven years later	9,997	9,376	8,886
Eight years later	10,317	9,728
Nine years later	10,621

Reserve re-estimated as of:
One year later	11,945	11,510	12,000	12,218	12,600	12,667	12,146	13,349	14,653
Two years later	12,011	12,230	12,059	12,341	12,290	11,992	12,114	13,149
Three years later	12,729	12,376	12,226	12,216	11,736	12,007	12,006
Four years later	12,850	12,569	12,186	11,855	11,882	12,013
Five years later	13,088	12,580	11,932	12,171	11,961
Six years later	13,173	12,412	12,333	12,255
Seven years later	13,052	12,882	12,446
Eight years later	13,570	13,005
Nine years later	13,677

Cumulative redundancy/(deficiency)	(2,674)	(1,721)	(1,275)	117	839	1,123	1,055	290	408

1.   Excluding disposals that took place in 2000, 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated gross loss development for the last nine individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided in within “Financial statements IFRS – Note 35 – Insurance liabilities”.

240
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2000[1] £m	2001[1] £m	2002[1] £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m
Initial net reserves per statement of financial position	8,778	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,587	11,053
Effect of discounting	20	19	71	119	196	204	223	216	454	451
Initial net reserves for unpaid losses and LAE	8,798	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504

Paid (cumulative) as of:
One year later	3,402	2,970	2,964	2,968	3,050	3,030	3,221	3,783	4,267
Two years later	4,809	4,521	4,547	4,558	4,414	4,452	4,674	5,485
Three years later	5,922	5,697	5,692	5,585	5,402	5,476	5,795
Four years later	6,773	6,558	6,339	6,299	6,084	6,317
Five years later	7,437	6,978	6,778	6,801	6,691
Six years later	7,752	7,294	7,119	7,242
Seven years later	8,000	7,549	7,427
Eight years later	8,204	7,813
Nine years later	8,416

Reserve re-estimated as of:
One year later	8,883	8,714	9,104	9,779	10,216	10,368	10,115	11,334	12,480
Two years later	8,953	9,029	9,261	9,836	9,765	9,728	10,055	10,959
Three years later	9,282	9,226	9,366	9,569	9,256	9,733	9,786
Four years later	9,471	9,350	9,194	9,262	9,400	9,572
Five years later	9,640	9,239	8,984	9,577	9,304
Six years later	9,594	9,089	9,382	9,492
Seven years later	9,490	9,558	9,378
Eight years later	10,016	9,585
Nine years later	10,028

Cumulative redundancy/(deficiency)	(1,230)	(1,076)	(581)	254	1,180	1,405	1,225	534	561

1.   Excluding disposals that took place in 2000, 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated loss development, net of reinsurance, for the last nine individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided in within “Financial statements IFRS – Note 35 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2009 were £968 million (2008: £1,019 million). The movement in the year reflects exceptional strengthening of provisions by £60 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, other releases of £62 million (2008: £16 million strengthening), foreign exchange rate movements and timing differences between claim payments and reinsurance recoveries

In 2008 the Institute of Actuaries’ Asbestos Working Party report contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims was fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million comprised £668 million on an undiscounted basis and discounting of £364 million.

Much of the increase in 2001 and 2002 initial reserves shown above relates to asbestos liabilities. During 2002 and 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2003 to 2008 shown above.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves we established in 2007 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

We have exposure to liabilities for A&E claims arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987 policy terms and conditions in many cases excluded these types of claims, thereby considerably reducing our potential for loss.

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

241
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2009 £m	2008 £m	2007 £m

Initial net reserves per statement of financial position	587	641	197
Effect of discounting	381	378	126
Initial net reserves for unpaid losses and LAE	968	1,019	323
Initial retroceded reserves	778	806	736
Initial gross reserves for unpaid losses and LAE	1,746	1,825	1,059

Paid (cumulative) as of:
One year later		58	45
Two years later			102

Reserve re-estimated as of:
One year later		1,806	1,839
Two years later			1,816

Cumulative redundancy/(deficiency)		19	(757)

The above table has been restated as the initial gross reserves for unpaid losses and LAE in the table at 31 December 2008 were overstated. The gross reserves for the years ended 31 December 2008, 2007 and 2006 were therefore adjusted downwards by £169 million, £225 million and £269 million respectively. There is no impact on net reserves after reinsurance, as shown in the table below, and no impact on the Group’s consolidated financial statements.

The following table presents the development of our asbestos and environmental reserves after reinsurance measured on an IFRS basis.

31 December	2009 £m	2008 £m	2007 £m

Initial net reserves per statement of financial position	587	641	197
Effect of discounting	381	378	126
Initial net reserves for unpaid losses and LAE	968	1,019	323

Paid (cumulative) as of:
One year later		47	15
Two years later			61

Reserve re-estimated as of:
One year later		1,017	1,006
Two years later			999

Cumulative redundancy/(deficiency)		2	(676)

242
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Risks relating to our business

You should carefully review the following risk factors together with other information contained in this annual report before making an investment decision in our ordinary shares or ADSs. Our business, financial position, results of our operations and cash flow could be materially affected by any of these risks, The trading price of our ordinary shares or ADSs could decline due to any of these risks and investors may lose part or all of their investment.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the UK, continental Europe, the US and elsewhere around the world. The path to sustained economic growth continues to be uncertain and global capital markets, in both debt and equity, could still suffer from further material shocks and set backs over the next 12-18 months. Governments and their central banks are attempting to manage an extremely difficult economic situation. Withdrawal of fiscal stimulus may simply push the world’s economies back into recession, while continued stimulus may lead to unsustainable asset price inflation and higher long term inflation. We cannot predict the length and severity of the recent economic downturn, but as with most businesses, we believe a longer or more severe recession would have an adverse effect on our business and results of operations. In addition, the fixed-income markets have experienced a period of volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. These concerns then expanded to include a broad range of mortgage and asset-backed and other fixed-income securities, including those rated investment grade, the US and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed-income instruments experienced decreased liquidity, increased price volatility, credit downgrade events, increased probability of default and lower than expected recovery rates. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also experienced volatility and disruption. The type of events and continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and are also dependent upon customer behaviour. Our sales are likely to decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses in our investment portfolio. Although the situation has significantly improved since the middle of 2009, markets remain fragile. “Financial statements IFRS – Note 5 – Details of income” and “– Note 21 – Financial investments” include analyses of unrealised and realised investment losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

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

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Certain of our life insurance businesses may be exposed to disintermediation risk. Disintermediation risk refers to the risk that our policyholders may surrender their contracts in a rising interest rate environment or for liquidity reasons, requiring us to liquidate assets in an unrealised loss position. Due to the long-term nature of the liabilities associated with certain of our life insurance businesses, and guaranteed benefits on certain long-term insurance and fund management products, sustained declines in long-term interest rates may subject us to reinvestment risks and increased hedging costs. In other situations, declines in interest rates may result in increasing the duration of certain life insurance liabilities, creating asset liability duration mismatches. Our investment portfolio also contains interest rate sensitive instruments, such as fixed income securities, which may be adversely affected by changes in interest rates from governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would increase the net unrealised loss position of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealised loss position of our investment portfolio, offset by lower rates of return on funds reinvested. Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with undeveloped bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. See “Financial statements IFRS – Note 53 – Risk management”.

We are exposed to possible widening in credit spreads which could increase the net unrealised loss portion of the investment portfolio and adversely affect our results of operations.

Our exposure to credit spreads primarily relates to market price and cash flow variability associated with changes in credit spreads in our investment portfolio which is largely held to maturity. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes due to market conditions, which could have a material adverse effect on our consolidated results of operations or financial condition.

243
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Falls in property prices could have an adverse impact on our investment portfolio and impact our results of operations and shareholders equity.

We are subject to property price risk due to holdings of investment properties in a variety of locations worldwide. We are also subject to liquidity, valuation and counterparty risks in relation to property investments. These investments may be adversely affected by weakness in real estate markets in the UK, US and much of the rest of the world and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). There is the risk that the underlying collateral within our investments in mortgage-backed securities may default on principal and interest payments causing an adverse change in cash flows paid to our investments. In many cases, the markets for these property investments and instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties.

Fluctuations in the fixed income and equity markets could affect the levels of regulatory capital that we must hold for regulatory solvency purposes and for pension obligations, which could materially impact our results of operations and shareholders equity.

The value of our investment assets fluctuates, which can impact the capital levels supporting our business. We are required to hold an excess amount of our capital over a minimum solvency amount. Our IGD solvency surplus increased from £2.0 billion as of 31 December 2008 to £4.5 billion as of 31 December 2009. An inability to meet regulatory capital requirements in the future would be likely to lead to intervention by the Financial Services Authority (“FSA”), which could require the Group to restore regulatory capital to acceptable levels. See “Liquidity and Capital Resources” section in the report. We are also exposed to interest rate and equity risk based upon the discount rate and expected long-term rate of return assumptions associated with our pension and other post-retirement benefit obligations. Sustained declines in long-term interest rates or equity returns would have a negative effect on the funded status of these plans. See “Financial statements IFRS – Note 44 – Pension obligations”.

Governmental initiatives intended to alleviate the current financial crisis that have been adopted may not be effective and, in any event, are expected to be accompanied by other initiatives, including new capital requirements or other regulations, that could materially affect our results of operations, financial condition and liquidity in ways that we cannot predict.

In a number of countries in which we operate legislation has been passed in an attempt to stabilise the financial markets, including bank stabilisation programmes by the Government and Bank of England in the UK and similar programmes under the Emergency Economic Stabilisation Act of 2008 in the US. This legislation or similar proposals, as well as accompanying actions, such as monetary or fiscal actions, of comparable authorities in the US, UK, Euro-zone and other countries, may not achieve their intended objectives and may have unintended consequences. This legislation and other proposals or actions may have other consequences, including material effects on interest rates and foreign exchange rates, which could materially affect our investments, results of operations and liquidity in ways that we cannot predict. The failure to effectively implement, or to withdraw as appropriate, proposals or actions could also increase constraints on the liquidity available in the banking system and financial markets and increased pressure on stock prices, any of which could materially and adversely affect our results of operations, financial condition and liquidity. In the event of future material deterioration in business conditions, we may need to raise additional capital or consider other transactions to manage our capital position or liquidity.

In addition, we are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies, including the FSA and other regulators. In light of financial conditions, some of these authorities are or may in the future consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which in turn could materially affect our results of operations, financial condition and liquidity.

Defaults in our bond, residential and commercial mortgage and structured credit portfolios may have an adverse impact on our profitability and shareholders’ equity.

We have a significant exposure to credit risk through our investments in corporate bonds, residential and commercial mortgages and structured credit assets, as well as second order exposures through counterparty risks in our derivatives contracts and reinsurance placements. The risks in these assets and exposures may be borne by Aviva plc and our shareholders or by the policyholders whose policies the assets back, or a mixture of the two, where we hold some residual risk. We held a total of £354 billion of assets on our statement of financial position at 31 December 2009, of which £134 billion are assets where Aviva plc and our shareholders bear the risk. Such assets included as of 31 December 2009:

—	£47,157 million invested in bonds, of which £16,923 million are issued by government related entities, and the remaining are from corporate bonds;

244
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

—

£28,204 million invested in mortgages, of which £12,725 million are commercial mortgages, £6,324 million are residential mortgages (including equity release), and the remaining are securitised mortgages, for which the majority of the risk have been sold to third parties, and Aviva plc and our shareholders only retain exposure to approximately £1,200 million;

—	£3,864 million invested in policy loans, loans and advances to banks and other loans;
—

£8,287 million invested in structured credit assets, of which £2,255 million is US Agency backed RMBS, £1,044 million is non-Agency RMBS, £1,802 million is CMBS and the remaining are CDOs, other ABS and wrapped credit assets;

—	£8,793 million invested in other Financial Assets including equities and other investments;
—	£6,613 million of cash and cash equivalents; and
—	£5,415 million of Reinsurance Assets.

The remaining £25,372 million is comprised of various other shareholder assets such as goodwill and value of in-force business, intangible assets, property and equipment, tax assets (current and deferred), receivables and other financial assets, prepayment and accrued income, and deferred acquisition costs.

These assets in normal economic conditions reasonably match our long-term insurance liabilities and benefit both policyholders and shareholders. Adverse changes to market conditions, however, could provoke an increase in credit defaults with a negative effect on shareholders’ equity and reduced investment returns. Falls in investment returns could impair our operational capability, including our ability to write significant volumes of new business. For additional information about our investments, see “Performance review – Analysis of financial investments”

A decline in equity markets or an increase in volatility in equity markets may adversely affect sales of our investment products, our fund management business, our profitability, and the market value of our assets invested for our defined benefit pension scheme.

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

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit linked, participating and fund management business. Because our unit linked and fund management business depends on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. Likewise, because investment risk in our participating business is shared with policyholders a decline in the equity markets could reduce our revenues by reducing the funds investment return. Profits could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies or as a result of our fund management companies failing to attract funds from new investors.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. For example, we offer certain long-term insurance products with guaranteed features. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income. Additional provisions for guarantees were decreased by £84 million in 2009 in relation to minimum death benefits for unit-linked contracts in France and guaranteed minimum returns at maturity for unit-linked and segregated fund business in the Netherlands. For a discussion of guarantees we have given for our insurance and investment products, please see “Financial statements IFRS – Note 37 – Financial guarantees and options.”

In our US business in particular, market downturns and volatility may discourage purchases of accumulation products, such as equity-indexed annuities and equity-indexed life insurance that have returns linked to the performance of the equity markets and may cause some of our existing customers to withdraw cash values or reduce investments in those products. A sustained weakness in the markets will decrease revenues and earnings in these types of products.

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

We operate internationally and are thus exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. As of December 2009, over half of our premium income arises in currencies other than sterling, and our net assets are denominated in a variety of currencies, of which the largest are the euro, sterling and US dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Our foreign exchange policy requires that each of our subsidiaries maintain sufficient assets in their local currencies to meet local currency liabilities. However, such movements may impact the value of our consolidated shareholders’ equity, which is expressed in sterling.

245
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

For a discussion of the impact of changes in foreign exchange rates on our results of operations, see “Financial statements IFRS – Note 53 – Risk management”.

Market fluctuations may cause the value of options and guarantees embedded in some of our life insurance products to exceed the value of the assets backing their reserves and as a consequence, negatively affect the profitability of the business.

Guarantees within certain of our products that protect policyholders against significant downturns in equity markets may decrease our earnings, increase the volatility of our results if hedging or risk management strategies prove ineffective, result in higher hedging costs and expose us to increased financial risk.

As a normal part of their operating activities, various Group companies have given guarantees, including interest rate guarantees, in respect of certain long-term insurance, unit linked and fund management products. At the present time, guarantees and options are in force in the UK, continental Europe, the US and Asia. In providing these guarantees and options, our capital position is sensitive to fluctuations in financial variables including, interest rates, credit spreads, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (“GAOs”), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

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

We hold certain investments that may lack liquidity, such as privately placed fixed-maturity securities, and unlisted equities, as the inputs used for their valuation are not directly observable in the market. These asset classes represented approximately 4% of the total assets held at fair value as of 31 December 2009. Even some of our very high quality assets have been more illiquid as a result of the recent challenging market conditions.

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

The capital and credit markets have been experiencing volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.

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

246
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop and implement our outsourcing strategy, third party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realise productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business. In addition, our ability to receive services from third party providers outside of the UK (or the jurisdictions in which our subsidiaries operate) might be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies inside or outside of the UK As a result, our ability to conduct our business might be adversely affected.

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

Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. As a result of financial market conditions and other macro-economic challenges recently affecting the global economy, our reinsurers may experience increased regulatory scrutiny, serious cash flow problems and other financial difficulties. In addition, reinsurance may prove inadequate to protect against losses. Due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable ratings, we are exposed to concentrations of risk with individual reinsurers. If a catastrophic event or the inability to meet financial obligations caused these reinsurers to default, our business profitability and shareholders’ equity could be significantly affected.

Furthermore, market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business. For additional information on reinsurance, see “General insurance and health claims reserves – Reinsurance”.

For the 2010 underwriting year the Group will participate in a share of a reinsurer’s US property catastrophe reinsurance portfolio. This exposure is not correlated with the Group’s other General Insurance exposure and therefore provides diversification benefit. The total expected loss from a one in ten year annual loss scenario is approximately £50 million compared to approximately £145 million when measured on a one in a hundred year annual loss scenario.

247
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among brokers and customers and cause our sales and earnings to decrease.

Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the perceived potential for such a downgrade) of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of  invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, reducing net income. A rating downgrade may also impact sales volumes, particularly in the US where there is more focus on ratings when evaluating similar products. The ratings provided by AM Best are widely considered to be most important for distribution in the US, and a downgrade could lead to a significant loss of sales.

Financial strength ratings

The insurance financial strength ratings of Aviva’s core operating subsidiaries are AA- (“Very Strong”) with a negative outlook (Standard & Poor’s), Aa3 (“Excellent”) with a negative outlook (Moody’s), and A (“Excellent”) with a stable outlook (AM Best). These ratings represent the second highest of nine ratings categories for the Standard & Poor’s rating and the lowest within the category based on modifiers (i.e., AA+, AA and AA- are “Very Strong”); the second highest of nine ratings categories for the Moody’s rating and the lowest within the category based on modifiers (i.e., Aa1, Aa2 and Aa3 are “Excellent”); the second highest of nine rating categories for the AM Best rating and the highest within the category based on modifiers (i.e., A and A- are “Excellent”). The foregoing ratings reflect each rating agency’s opinion of the financial strength, operating performance and the ability to meet obligations for Aviva plc and Aviva’s core operating subsidiaries. These ratings are not evaluations relating to our common stock or the protection of our shareholders.

Long-term counterparty credit

Aviva plc currently has a long-term counterparty credit rating of A (“Strong”) with a negative outlook from Standard & Poor’s, A1 (“Good”) with a negative outlook from Moody’s and a- (“Strong”) with a stable outlook from AM Best. These ratings represent the third highest of nine ratings categories for the Standard & Poor’s rating and the middle within the category based on modifiers (i.e., A+, A and A- are “Strong”); the third highest of nine ratings categories for the Moody’s rating and the highest within the category based on modifiers (i.e., A1, A2 and A3 are “Good”);  the third highest of nine ratings categories for the AM Best rating and the lowest within the category based on modifiers (i.e., a+, a, and a- are “Strong”);.

Rating organisations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. In view of the difficulties experienced recently by many financial institutions, including our competitors in the insurance industry, we believe it is possible that the rating agencies, including Standard & Poor's, Moody's and AM Best, will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in their models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we or others may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the insurance industry, our ratings could be downgraded at any time and without any notice by any rating agency. A downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. In addition, the interest rates we pay on our borrowings are affected by our debt credit ratings.

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

We also face competitors who specialise in many of the niche markets in which we operate, for example bulk annuities in the UK. We believe that competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Our ability to generate an appropriate return depends significantly upon our capacity to anticipate and respond appropriately to these competitive pressures.

We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

Our success and results are, to a certain extent, dependent on the strength of our brands and reputation. As part of our ongoing “One Aviva, Twice the Value” strategy, we have been working to create a global Aviva brand, as well as rebrand businesses in the UK, Ireland and Poland under the Aviva name. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers’ expectations for the product range.

248
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

When establishing their liabilities, our life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the amounts in total that will be ultimately necessary to pay liabilities under the policies written by the business. Amounts may vary from estimates, particularly in light of the long term nature of the life insurance business. Changes in assumptions may also lead to changes in the level of capital required to be maintained. If the assumptions underlying our reserving methodology were to prove incorrect, we may need to increase the amount of our reserves, which could have a material adverse impact on the Group’s value, the results of our operation and/or financial condition and our ability to manage our businesses in an efficient manner. Examples of our reserving assumptions, which could prove to be incorrect, would include: actual claims experience being less favourable than the underlying assumptions; a higher than anticipated rate of future claims; or actual levels of future persistency being significantly lower than previously assumed. Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect. In relation to certain key risks such as weather catastrophes (e.g. a UK flood or Northern European windstorm), if actual claims experience is less favourable than the underlying assumptions, this would have an adverse impact on our profit. Additionally, manmade disasters including accidents and intentional events are difficult to predict with a high degree of accuracy. These would also have an adverse impact on our profit due to higher than expected claims.

Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate ultimate cost of all claims incurred but not settled at a given date, both reported and incurred but not reported (“IBNR”), together with the direct costs incurred in settling each claim (e.g. legal fees).

Any provisions for re-opened claims are also included. A range of methods, including stochastic projections, may be used to determine these provisions. Underlying these methods are a number of explicit or implicit assumptions relating to the expected settlement amount and settlement pattern of claims. If the assumptions underlying the reserving basis were to prove incorrect or actual claims experience were to be less favourable than the underlying assumptions, we might have to increase the amount of the general insurance provisions. If claims exceed insurance reserves financial results could be significantly affected

We have a significant exposure to annuity business and a significant life insurance risk is associated with longevity.

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

A strengthening in the longevity assumption used to calculate our long-term business liabilities would result in an increase in these reserves and reduce significantly our shareholders’ equity. As disclosed in “Financial statements IFRS – Note 53 – Risk management”, the impact on profit before tax of a 5% change in annuitant mortality at 31 December 2009 for long term business would be £320 million loss.

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

.

249
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

underwriting results and net earnings in the general insurance industry.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.

We offer our products and services in Europe (including the UK), North America and the Asia Pacific region, through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions.

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

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are, in particular, related to the production of new and renewal business in respect of certain UK non-profit insurance business and certain US insurance business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates and expenses to administer the business. Of these factors, we anticipate that investment margins are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual experience is known and would result in a charge to income.

Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to U.K unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

AVIF, arising primarily in our US business, reflects the estimated fair value of certain in-force contracts in a life insurance company acquired either directly or through the purchase of a subsidiary and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and investment contracts in-force at the acquisition date. AVIF is based on actuarially determined projections. Actual experience may vary from the projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in an impairment and a charge to income. Also, as AVIF is amortised similarly to DAC, an acceleration of the amortisation of AVIF would occur if the estimates of gross profits or margins were overstated. Accordingly, the amortisation of such costs would be accelerated in the period in which the actual experience is known and would result in a charge to net income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

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

We value our AFS and FV securities using designated methodologies, estimation and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS7 Financial

250
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Instruments: Disclosures.. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information or observable market data. At 31 December 2009, 4% of total financial investments at fair value were classified as Level 3, amounting to £11,260 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. See “IFRS critical accounting policies – Investments”.

During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, such as mortgage-backed securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgement. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in values which may be less than the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition.

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

In December 1999, the FSA announced the findings of its review of mortgage endowments and expressed concern as to whether, given decreases in expected future investment returns, such policies could be expected to cover the full repayment of mortgages. We have made provisions totalling £25 million as at 31 December 2009 to meet potential mis-selling costs and the associated expenses of investigating complaints.

In August 2004, we confirmed our intention to introduce time barring on mortgage endowment complaints, under FSA rules. We now include details of our endowment policyholders’ time bar position within the annual re-projection mailings. Customers will be given at least 12 months’ individual notice before a time bar becomes applicable – double the six months’ notice required by the FSA.

Until such time as all claims under such policies are either time-barred or determined, the provisions held by companies in the Group are based on a combination of experience and modelling and are, therefore, only estimates of the expected final outcome.

Our aggregate exposure to potential endowment mis-selling claims is linked to the performance of the underlying investments. While our principal exposure to mis-selling claims is in the UK, we sell endowment products in other countries in which we operate, and are therefore also exposed to potential mis-selling claims in these countries.

We are involved in various legal proceedings and regulatory investigations and examinations and may be involved in more in the future, any one or a combination of which could have a material adverse effect on our financial condition and results of operations.

We have been named as defendants in lawsuits (both class actions and individual lawsuits). We have been subject to regulatory investigations or examinations in the various jurisdictions where we do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. For example Aviva USA (formerly AmerUS), a US-based insurer we acquired in November 2006 is subject to litigation (including class-action litigation) arising out of its sale of equity indexed annuity products.

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

251
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Our systems and processes on which we are dependent to serve our customers are designed to ensure that the operational risks associated with our activities are appropriately identified and addressed; however, they may nonetheless fail due to IT malfunctions, human error, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results. Although we have taken appropriate steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the specifics or timing of all possible operational and systems failures which may adversely impact our business. Additional detail of the types of operational risks associated with financial reporting is provided below in “Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.”

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

Our regulated business is subject to extensive regulatory supervision both in the UK and internationally.

Our insurance subsidiaries worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time in ways having an adverse effect on our business. Furthermore, we cannot predict the timing or form of future regulatory initiatives. In the UK, our business is subject to regulation by the FSA, which has broad powers under the Financial Services and Markets Act (“FSMA”), including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA has the power to take a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to award compensation. The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the operation of business and like all UK regulated financial service companies, we face the risk that the FSA could find that we have failed to comply with applicable regulations or have not undertaken corrective action as required.

Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively.

252
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

In the UK, any such issues or disputes are typically resolved by the Financial Ombudsman Service (‘‘FOS’’) in the UK, or by litigation for individual policyholders. The FSA may intervene directly, however, where larger groups or matters of public policy are concerned. There have been several industry-wide issues in recent years in which the FSA has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts.

We have successfully completed the reattribution of the “inherited estate” in the UK. The inherited estate refers to the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Following the reattribution, shareholders are exposed to more risk and potential reward. This additional exposure is subject to the same risk management processes that we generally apply.

Outside of the UK, our business is regulated by local regulators that often have similar powers to the FSA and could therefore have a similar negative impact on perceptions of us or have a material adverse effect on our business, our results and/or financial condition and divert management’s attention from the day-to-day management of the business.

Furthermore, various jurisdictions in which we operate, including the UK, have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of its chosen markets, circumstances could arise where we, along with other companies, may be required to make such contributions. Additionally there is a risk to us and other insurers that we may be obliged to meet compensation costs arising from bank failures.

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

The Solvency II Directive, an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk based capital requirements. However the more detailed implementing measures still need to be agreed and there is a risk that this could lead to a significant increase in the capital required to support our annuity and other business. There is evidence of heightened supervisory action throughout the world to assess and protect the financial position of regulated insurance companies. For example, the FSA has asked all life insurers in the UK to apply further stress tests to their solvency positions from 2008 to ensure they hold sufficient capital. Other European Regulators in certain countries in which we operate have adopted new rules – or indicated that they may adopt new rules in the future – relating to distributable reserves and retention of profits, which could affect the dividends our subsidiaries may pay to us.

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

Insurance regulation in the UK is largely based on the requirements of EU Directives. Inconsistent application of Directives by regulators in different EU member states may place our business at a competitive disadvantage to other European financial services groups. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of our solvency position.

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

Such changes could include, for example, alterations to the regulatory framework for pension arrangements and policies or the regulation of selling practices and solvency requirements (including the implementation of the EU solvency framework for insurers, “Solvency II”). We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation. We face significant compliance challenges because our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming an increasingly active and aggressive role in interpreting and enforcing regulations in the jurisdictions in which we operate, for example in the UK, the extent of the regulator’s interpretation of the principle of “treating customers fairly”.

Regulatory changes or errors may affect the calculation of unit prices or deduction of charges for our unit-linked products which may require Aviva to compensate customers retrospectively.

A significant proportion of our product sales are unit-linked contracts, where product benefits are linked to the prices of underlying unit funds. Whilst comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds, which may be due to human error in data entry, IT related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact our profits

253
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Delta Lloyd N.V. is one of the Group’s majority-owned subsidiaries consolidated in the Aviva plc IFRS financial statements. Delta Lloyd N.V. is subject to the provisions of Dutch corporate law and particularly the Dutch “full large company” regime. Under this regime, Delta Lloyd has a two-tier Board structure consisting of an Executive Board and a Supervisory Board. The Executive Board is the executive body and is responsible for day to day management of Delta Lloyd and for its strategy, policy and operations. The Supervisory Board advises and supervises Delta Lloyd’s Executive Board and is the body having the right to appoint and dismiss that Board. The Supervisory Board’s approval is required for certain important decisions of the Executive Board. For governance purposes, our interests are represented through our two members of the Supervisory Board, which has a duty to a wide variety of stakeholders, including its shareholders. The members of the Supervisory Board are appointed by the General meeting based on nominations by the Supervisory Board directors, taking into account recommendations of the shareholders and the Works Council. These arrangements could impact on how we can influence the day to day management of Delta Lloyd's internal operations. See “Financial statements IFRS – Note 3 – Subsidiaries”.

Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.
The US Sarbanes-Oxley Act of 2002 and related regulations subsequently implemented by the SEC and the NYSE require changes to some of our accounting and corporate governance practices, including the requirement that we issue in our second annual filing, for the year ending 31 December 2010 and future years, a report on our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. We expect that compliance with the new rules and regulations will continue to require significant management attention and will result in increased accounting, legal and other costs. In addition, because Section 404 of the Sarbanes-Oxley Act requires our auditors to audit and issue a report on our internal controls over financial reporting, undertaking significant IT, internal restructuring, corporate development or other initiatives that may affect our internal control environment, may become more difficult and/or costly, particularly during periods when our internal controls over financial reporting are undergoing audit. This may have an adverse effect on our business and/or our ability to compete with our competitors who are not subject to the Sarbanes-Oxley Act.
          As a UK listed company, we have been operating a control framework that involves regular self assessments of internal controls to ensure we meet existing compliance requirements applicable to us under the Combined Code on Corporate Governance and the Turnbull Guidance on Internal Control. This control framework was based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Results of these assessments are reported twice a year to our Audit Committee and our external auditors.
          Given our commitment to continue to improve our internal control over financial reporting, and following our listing on a U.S. stock exchange, we have been implementing since early 2007 an enhanced control framework so that it will meet the requirements of Section 404 of the Sarbanes-Oxley Act by 31 December 2010.
          During 2009 we completed our first year of full assessment and testing of internal control over financial reporting across the group. During this initial assessment exercise, we have confirmed that sufficient measures were in place to meet the financial control requirements for UK Listing and Corporate Governance, as well as compliance with Sarbanes-Oxley Sections 302 and 906. Where control deficiencies were identified and remained open at 31 December 2009, appropriate compensating actions were taken to ensure that there was no material misstatement in our financial statements and the deficiencies were reported, as appropriate, through our governance framework. Further improvements are in progress to complete remediation of these immaterial deficiencies. Our first management report on internal control over financial reporting, as required to comply with Sarbanes-Oxley Section 404, will be for the 2010 financial year. In the event that we are unable to maintain or achieve compliance with Section 404 and other provisions of the Sarbanes-Oxley Act and related rules, such non-compliance may adversely affect us.

254
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

There are inherent funding risks associated with our participations in defined benefit staff pension schemes.
We operate both defined benefit and defined contribution staff pension schemes. There are inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and, in some cases, a deficit between the pension scheme’s assets and liabilities could increase. The factors that affect the scheme’s position include: poor investment performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates; and other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which funding requirements have been assessed. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises the position will be discussed with the scheme trustees to agree appropriate actions. This may include a funding plan being agreed to make good the deficit over a period of years but could also include a range of other actions such as changes to member contribution rates, changes in future benefit accruals or closure of schemes to new members. Any surplus or deficit in the defined benefit pension scheme will affect our shareholders’ equity.

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

The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting sterling into US dollars.

An ADS is a negotiable US security, representing ownership in one share. An ADR is denominated in US dollars and represents ownership of any number of ADSs. ADRs are publicly traded shares in a non-US corporation, quoted and traded in US dollars in the US securities market. Any dividends are paid to investors in US dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-US securities by US investors. The term ADR is often used to mean both the certificates and the securities themselves.

Fluctuations in the exchange rate for converting pound sterling into US dollars may affect the value of our ADSs. Specifically, as the relative value of the pound sterling against the US dollar declines, each of the following values will also decline:

—	the US dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADSs in the US to also decline;
—	the US dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in UK of any our ordinary shares withdrawn from the depositary; and
—	the US dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

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

The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either of us:

—	are prevented from or delayed in performing any obligation by circumstances beyond our/their control;
—	exercise or fail to exercise discretion under the Deposit Agreement; or
—

take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an Aviva Plc ADR or any other person believed by us or the depositary in good faith to be competent to give such advice or information.

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

255
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

The holders of our ADSs in the US may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares.

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with us) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing of such rights or other securities and distributing the net proceeds in US dollars to ADR holders. Given the significant number of our ADR holders in the US, we generally would be required to register with the SEC any public offering of rights, warrants or other securities made to our ADR holders unless an exemption from the registration requirements of the US securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the US, including to our ADR holders in the US and rather only conduct such an offering in an “offshore” transaction in accordance with “Regulation S” under the US Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

Our ADS and ordinary share price could be volatile and could drop unexpectedly and holders may not be able to sell their ADRs or ordinary shares at or above the price they paid.

The price at which our ADSs and ordinary shares will trade may be affected by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, holders may not be able to resell their ADSs or ordinary shares at or above the price which they paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

—	investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;
—	announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;
—	changes in our dividend policy, which could result from changes in our cash flow and capital position;
—	sales of blocks of our shares by significant shareholders;
—	hedging activities on our shares;
—	a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumours of such downgrades;
—	actual or potential litigation involving us or the insurance or fund management industries generally;
—	changes in financial estimates and recommendations by securities research analysts;
—	fluctuations in foreign exchange rates and interest rates;
—	the performance of other companies in the financial services’ sector;
—	regulatory developments in the principal markets in which we operate;
—	international or local political, economic and market conditions; and
—	unforeseen events such as natural disaster or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a “foreign private issuer” in the US we are exempt from certain rules under the US securities laws and are permitted to file less information with the SEC than US companies.

As a “foreign private issuer,” we are exempt from certain rules under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADRs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Although we must comply with UK listing rules on insider reporting of share ownership and on protection of inside information, there may be less publicly available information concerning us than there is for US public companies.

Judgements of US courts may not be enforceable against us.

Judgement of US courts, including those predicated on the civil liability provisions of the Federal securities laws of the US may not be enforceable in courts in the United Kingdom. As a result, our shareholders who obtain a judgement against us in the US may not be able to require us to pay the amount of the judgement.

Limitations on Enforceability of Civil Liabilities under US Federal Securities Laws

We are an English company. Any experts working on our behalf are likely to be residents of the United Kingdom and not the United States. In addition, most of our officers and directors are residents of the United Kingdom and not the United States. It may be difficult or impossible to serve legal process on persons located outside the United States and to force them to appear in a US court. It may also be difficult or impossible to enforce a judgement of a US court against persons outside the United States, or to enforce a judgement of a foreign court against such persons in the United States. We believe that there may be doubt as to the enforceability against persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgements of US courts, of civil liabilities predicated solely upon the laws of the United States, including its federal securities laws.

Individual shareholders of an English company (including US persons) have the right under English law to bring lawsuits on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuits by shareholders, except in limited circumstances.

256
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

IFRS critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board.

In preparing our financial statements, we are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to life insurance business and non-life and health business provisioning, the fair value of assets and the declaration of with-profits business bonus rates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the current circumstances. These estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates to the extent that actual conditions arising deviate from assumed conditions.

Critical accounting policies are those that reflect significant judgements and uncertainties and potentially may lead to materially different results under different assumptions and conditions. Our critical accounting policies are those described below.

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

Fair value methodology

To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.

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

The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy
2009	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Loans	—	20,890	—	20,890	20,189	—	41,079
Debt securities	114,779	36,592	9,139	160,510	—	—	160,510
Equity securities	36,774	5,775	794	43,343	—	—	43,343
Other investments (including derivatives)	29,572	3,950	1,327	34,849	—	(23)	34,826
	181,125	67,207	11,260	259,592	20,189	(23)	279,758

257
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

	Fair value hierarchy
2008	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Loans	—	21,468	—	21,468	20,769	—	42,237
Debt securities	108,087	40,797	1,850	150,734	—	(336)	150,398
Equity securities	36,607	5,873	931	43,411	—	(60)	43,351
Other investments (including derivatives)	24,655	11,792	64	36,511	—	—	36,511
	169,349	79,930	2,845	252,124	20,769	(396)	272,497

At 31 December 2009, 70% of total financial investments and loans carried at fair value were classified as Level 1 in the fair value hierarchy (2008: 67%) and 26% as Level 2 (2008: 32%). Excluding loans the percentage of total investments carried at fair value at 31 December 2009 classified as Level 2 was 19% (2008: 25%).

At 31 December 2009, 4% of financial investments and loans were fair valued using models with significant unobservable market parameters (2008: 1%). A reconciliation of movements in investments classified as Level 3 is included in the “Financial statements IFRS – Note 21 – Financial Investments”. The increase in Level 3 financial investments arises from changes in the market observability of valuation inputs for certain debt securities in our UK, French and Italian businesses and private equity funds in the UK, which are discussed further below under valuation techniques.

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

The fair values of our financial investments are subject to market risk and credit risks, primarily interest rate, equity price and foreign currency exchange risks. “Financial statements IFRS – Note 53 – Risk Management” provides disclosure and discussion of the impact of changes in market assumptions such as interest rates, exchange rates, equity and property prices, as well as providing information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Debt securities – Valuation techniques

The table below provides an analysis at 31 December 2009 of debt securities by pricing source.

	Fair value hierarchy
2009	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	114,779	31,165	8,464	154,408
Internal models	—	5,427	675	6,102
	114,779	36,592	9,139	160,510

We use a variety of valuation techniques to fair value debt securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. 95% of Level 2 fixed maturity securities are held by our businesses in North America, France, Spain, UK and Italy, of which North America and France represent 79%. Variations in the proportion of securities classified as Levels 1, 2 and 3 between different countries reflect different levels of liquidity in the markets in which these securities are traded and the different valuation sources used. For example, in North America our businesses rely on third party pricing vendors, which because the valuation inputs remain the proprietary information of vendor makes it difficult to evidence a fair value hierarchy classification of Level 1, even if the securities are traded on a liquid market.

Valuations sourced from third parties

To determine the appropriate fair value hierarchy, where we use third-party pricing vendor services, we ascertain from the vendors their valuation methodology, the market inputs into their models and how they have calibrated and tested their model outputs. Further validation is performed against broker quotes or internal models. Valuations obtained from third party sources, disclosed in the table above, are unadjusted.

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

Prices sourced from third parties for certain US corporate securities and high-yield US mortgage-backed securities are based on a consensus valuation by polling banks and trading desks of market makers in these instruments. The collection of quotes is adjusted to remove outliers and stale data. Such securities are classified as Level 3, as these inputs represent prices at which banks are holding these securities in their trading portfolios, but do not necessarily represent executable quotes or observable prices.

In France and Italy, our businesses have invested in complex structured bond-type products backing policyholder liabilities with a fair value of £6.2 billion and £2.3 billion respectively, for which there is no active market. The bonds are either valued using third party counterparty or broker quotes. These bonds are validated against internal or third party models, which in 2008 and prior

258
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

years used observable market inputs, warranting a Level 2 classification for all but £0.2 billion of these, which were classified as Level 3. At 31 December 2009 the classification of £6.0 billion of these products in France and £0.8 billion in Italy changed to a Level 3 classification for the following reasons: (i) a change in third party provider of modelled valuations who include a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2009 the counterparty and broker quotes used to value these products were less than the modelled valuations.

In addition to the transfer to Level 3 of complex structured bonds held by our business in France, the only other significant transfer of debt securities into Level 3 of the fair value hierarchy arises in our UK Life business amounting to £1.2 billion, of which £1.0 billion represents the Group’s investment in notes issued by loan partnerships managed by a third party, who also acts as the sole counterparty. These notes, which were acquired on issuance during 2008, are valued at the non-binding counterparty quoted price, corroborated against valuations of selected securities, considered similar and which therefore offer a reliable proxy fair value. At 31 December 2009 with the benefit of an additional year of trading history in the selected similar securities, it has been decided that there has been insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price. The notes have therefore been transferred to Level 3. The remaining £0.2 billion debt securities transferred by our UK business into Level 3 are made up of a number of individual securities for which during 2009 there has been very limited or no trading activity. These securities are not currently validated against an internal model using observable market inputs, which would warrant a Level 2 classification if undertaken.

In our US business, mortgage-backed securities are valued by third party pricing vendors, and validated against internal models. In 2008 for certain illiquid commercial mortgage backed securities, where there were significant differences between the third party and internal model valuations, and considering market activity at the time, we opted to use the internally modelled value as a more reliable reflection of fair value, resulting in fair values for these securities that were £68 million higher than those provided by third party pricing vendor services. At 31 December 2009, we have reverted back to using third party prices for valuation these securities, as the difference between third party and internally modelled prices is no longer significant. The internal valuation models used for valuing these securities are discussed below.

Internal valuation models

In our Spanish business we use internal models to value illiquid corporate bonds, as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Similarly in our UK Life business we use internal models for private placement notes, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. For illiquid Spanish corporate bonds the credit and liquidity spread is determined using market quotes of other bonds of the same issuer factored by the liquidity of asset or market. For private placements the credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. At 31 December 2009, bonds valued on this basis amounted to £3.9 billion in our Spanish business and £1.3 billion in our UK Life business.

For US mortgage-backed securities validated using internal models, credit risk is reflected in determining the expected cash flows and the discount rate used. The discount rate is adjusted for the spread from the corresponding CMBX index, while inputs included in determining expected cash flows are debt service coverage ratios, loan-to-value ratios, interest rate protection, amortisation type, number of properties per loan, location and property type. A liquidity premium is added which is the difference between AAA rated credit card bonds and the average of AAA rated corporate bonds and agency debentures. The internal models used to validate complex structured bond-type products in France and Italy are based on a discounted cash flow model incorporating the specific characteristics of the bond, such as issue date, credit risk of issuer, form of payout and reference indices. These represent most of the debt securities validated using internal models.

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

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2009 of equity securities by pricing source.

	Fair value hierarchy
2009	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	36,774	5,770	470	43,014
Internal models	—	5	324	329
	36,774	5,775	794	43,343

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

259
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2009 of other investments by pricing source.

	Fair value hierarchy
2009	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	29,572	3,388	1,327	34,287
Internal models	—	562	—	562
	29,572	3,950	1,327	34,849

Valuations obtained from third party sources, disclosed above, are unadjusted, except for third party valuations of private equity funds as noted below.

Other investments classified as Level 2 and Level 3 are principally unit trusts and similar investment vehicles as well as derivatives. Level 2 investments in unit trusts and similar investment vehicles, amounting to £1.9 billion arise mainly in our UK and Ireland Life businesses.

Of the internally modelled valuations for other investments disclosed above, all relate to investments by our UK Life business in investment funds, which are valued on a “look through basis” to the underlying investments in the fund. The underlying investments are valued using quoted market prices and other observable market inputs, which support a Level 2 classification. A similar valuation approach is adopted by third parties where we have relied on them as a source of valuations.

Our U.K Life business in valuing its interests in third party managed private equity funds relies on investment valuation reports received from the fund manager, making adjustments for such things as subsequent drawdowns and distributions between the date of the report and valuation date and the fund manager’s carried interest. In 2008 and prior years we had considered these investments to be Level 2, on the basis of our understanding that the fund manager’s investment reports used market observable inputs to support their valuations. However, at 31 December 2009 following further discussions with the fund managers, we have classified these as Level 3 as the market observable inputs into these valuations are insufficient to support a Level 2 classification This has resulted in a transfer of other investments with a fair value of £764 million from Level 2 to Level 3 in the fair value hierarchy.

All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models, or source prices from a third-party vendor utilising industry standard models and corroborate these prices to non-binding broker quotes. The internal model inputs are based on observable market data, except for a small number of non-standard swaps and bespoke tranche-based derivatives, with a fair value of £14 million at 31 December 2009, which are classified as Level 3 because the base correlations used in the internal model are unobservable inputs. Credit risk is considered, but the presence of collateral usually mitigates any non-performance risk related to the derivatives.

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

Loans – Valuation techniques

For certain mortgage loans held in the UK and the Netherlands, we have taken advantage of the fair value option under IAS 39 to present mortgage loans, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Mortgage loans carried at fair value are predominantly commercial mortgage loans in the UK and residential mortgage loans in the Netherlands.

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

260
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Impairment of investments and reinsurance assets

Available for sale (“AFS”) investments

We review the carrying value of our investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgement:

AFS debt securities: An available for sale debt security is impaired if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectable. For a debt security an impairment charge, measured as the difference between the security’s fair value and amortised cost, is recognised when the issuer is either known to be in default or is known to be in financial difficulty. Determining when an issuer is in financial difficulty requires the use of judgement. We consider a number of factors including industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines and a breach of contract. A decline in fair value below amortised cost due to changes in risk-free interest rates does not necessarily represent objective evidence of a loss event.

AFS equity securities: An available for sale equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either:

    —  At least 20% for a continuous six month period; or

    —  More than 40% at the end of the reporting period

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

The total impairment expense for AFS debt securities for 2009 was £93 million (2008: £169 million) and for AFS equity securities £384 million (2008: £661 million). Total unrealised losses on AFS debt securities at 31 December 2009 were £737 million (2008: £2,541 million), and AFS equity securities at 31 December 2009 were £97 million (2007: £361 million). The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

261
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Duration and amount of unrealised losses on available-for-sale securities

	0 – 6 months		7 – 12 months		More than 12 months			Total
2009	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,347	(133)	304	(32)	1,970	(179)	6,621	(344)
Equity securities	731	(96)	—	—	—	—	731	(96)
Other investments	—	—	—	—	—	—	—	—
	5,078	(229)	304	(32)	1,970	(179)	7,352	(440)
20%-50% loss position:
Debt securities	77	(32)	37	(12)	362	(165)	476	(209)
Equity securities	5	(1)	—	—	—	—	5	(1)
Other investments	—	—	—	—	—	—	—	—
	82	(33)	37	(12)	362	(165)	481	(210)
Greater than 50% loss position:
Debt securities	14	(37)	2	(14)	60	(133)	76	(184)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	14	(37)	2	(14)	60	(133)	76	(184)
Total
Debt securities	4,438	(202)	343	(58)	2,392	(477)	7,173	(737)
Equity securities	736	(97)	—	—	—	—	736	(97)
Other investments	—	—	—	—	—	—	—	—
	5,174	(299)	343	(58)	2,392	(477)	7,909	(834)

	0 – 6 months		7 – 12 months		More than 12 months			Total
2008	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	3,862	(280)	3,162	(315)	2,435	(425)	9,459	(1,020)
Equity securities	910	(95)	—	—	—	—	910	(95)
Other investments	9	—	4	(1)	—	—	13	(1)
	4,781	(375)	3,166	(316)	2,435	(425)	10,382	(1,116)
20%-50% loss position:
Debt securities	443	(179)	613	(233)	1,220	(541)	2,276	(953)
Equity securities	572	(266)	—	—	—	—	572	(266)
Other investments	—	—	—	—	—	—	—	—
	1,015	(445)	613	(233)	1,220	(541)	2,848	(1,219)
Greater than 50% loss position:
Debt securities	58	(111)	89	(124)	213	(333)	360	(568)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	58	(111)	89	(124)	213	(333)	360	(568)
Total
Debt securities	4,363	(570)	3,864	(672)	3,868	(1,299)	12,095	(2,541)
Equity securities	1,482	(361)	—	—	—	—	1,482	(361)
Other investments	9	—	4	(1)	—	—	13	(1)
	5,854	(931)	3,868	(673)	3,868	(1,299)	13,590	(2,903)

There has been a significant decline in both total unrealised losses for AFS securities and the duration of these losses. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.

At 31 December 2009, 92% of AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US the decrease in unrealised losses experienced during 2009, reflects a general market improvement and tightening of credit spreads offset by an increase in the US government treasury yield curve. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary.

For the year ended 31 December 2009, we have made a £93 million impairment charge on AFS debt securities, including £81 million relating to our US business. Corporate bond write downs in the US amounted to £51 million in respect of 30 different issuers, none of which individually exceeded £9 million. The remaining write downs related to structured credit securities, including asset and mortgage backed securities.

At 31 December 2009, 97% of AFS equity securities were held by our business in the Netherlands, invested in a broad range of Dutch and other European equities, which are held for long term investment and include listed as well as unlisted equities. We have recognised impairment for prolonged or significant declines in fair value relative to cost, except where there has been a recovery in value since the financial year-end. While management believes that many of the impaired equity securities will ultimately recover their value, there can be no certainty that this will be the case because, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity. The accumulated impairment of AFS equities at 31 December 2009 amounted to £934 million (2008: £1,036 million).

262
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

During 2009 there has been a partial recovery in European equity markets. This has resulted in a recovery in the fair values of previously impaired AFS equities, which has been recognised as a credit to other comprehensive income. IFRS does not permit the reversal of impairments on AFS equities to be recognised in the income statement. Despite the partial recovery in equity markets, a charge to the income statement for impairments of £384 million (2008: £661 million) was also recognised in the year to 31 December 2009, of which £355 million was recognised in the first half of the year. This relates mainly to AFS equities which at 31 December 2008 were in an unrealised loss position of less 40% and under 6 months in duration. While there has been a partial recovery in market values of these equities during 2009, it has not been sufficient to prevent an impairment charge being recognised.

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

Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount. In 2009, impairment losses of loans carried at amortised cost were £58 million (2008: £58 million) less impairment reversals of £5 million (2008: £8 million).

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

Where assets classed as “past due and impaired” are of material value thereby exceeding local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired. The factors to determine whether there is a high risk of default include evidence of significant financial difficulties of the counterparty; evidence of a high probability of bankruptcy or other financial reorganisation of the counterparty. We also consider specific knowledge of the individual counterparty which is experiencing difficulties, the age of the receivable or other financial asset balance and any general credit ratings available.

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

263
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Analysis of financial and reinsurance assets past due but not impaired

The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	160,400	—	—	—	—	110	160,510
Reinsurance assets	7,572	—	—	—	—	—	7,572
Other investments	34,811	—	—	—	—	15	34,826
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,814	647	61	32	71	7	9,632

	Financial assets that are past due but not impaired
2008	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	150,284	—	—	—	—	114	150,398
Reinsurance assets	7,867	25	—	—	—	2	7,894
Other investments	36,509	1	—	—	—	1	36,511
Loans	41,091	227	658	13	11	237	42,237
Receivables and other financial assets	8,932	539	293	33	6	13	9,816

“Financial statements IFRS – Note 53 – Risk management” includes a credit ratings table which analyses the credit quality of the above balances where a credit rating is available. The credit quality of receivables and other financial assets is managed at the local business unit level. An impairment loss is recognised if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due are not considered collectible.

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 Financial instruments: Recognition and measurement to carry at fair value through profit or loss investment contracts of £41,289 million (2008: £39,509 million) and securitised borrowings of £5,108 million (2008: £5,432 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition IFRS requires us to fair value derivative liabilities through profit or loss.

       Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:

—	In the case of funding agreements and derivative contracts, they are mostly fully collaterised
—

In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default

—

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

The embedded options in indexed annuity contracts are valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt. The change in fair value resulting from the risk adjustment in 2009 was an increase of £313 million (2008: £514 million decrease), and is principally attributable to market perception of the instruments’ credit risk. If interest rates were to increase by 1%, the provision for embedded options would decrease by £59 million (2008: £138 million) and, if interest rates were to decrease by 1%, the provision would increase by £86 million (2008: £155 million).

264
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Long-term business

Product classification

Insurance contracts are defined as those containing significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. Contracts can be reclassified as insurance contracts after inception if insurance risk becomes significant. Assessing whether insurance risk contained within a contract is significant requires the exercise of judgement. Any contracts not considered to be insurance contracts under IFRS are classified as investment contracts.

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

In the US, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments, that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised. For liabilities relating to UK with-profit contracts, we have adopted the UK Financial Reporting Standard 27, Life Assurance (FRS27), which adds to the requirements of IFRS but does not vary them in any way.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where there is discretion over these. In turn, the assumptions we use depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. The principal assumptions are disclosed in “Financial statements IFRS – Note 35 – Insurance liabilities – (b) Long-term business liabilities”.

For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s FSA, adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, we apply the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

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

Accounting methodologies for calculating long term business provisions in our principal markets are described below:

UK – With-profit business

Our with-profit business in the UK comprises the New With-Profits sub-fund (NWPSF), Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits and the shareholders receive the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from NWPSF to the Reattributed Inherited Estate External Support Account (RIEESA) of UKLAP. RIEESA is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the lock-in criteria set by the Reattribution Scheme have been met. RIESSA will be used to write non-profit business and also to provide capital support to NWPSF. For details about the reattribution of the inherited estate see “Performance review – Financial and operating performance – Reattribution of inherited estate”.

For UK regulated with-profit funds for 2009 and 2008, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts which reflects the amounts expected to be paid based on the current value of investments held by the with-profit funds and current circumstances.

With the exception of NWPSF, the basis of determining liabilities for our with-profit business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated divisible surplus. The unallocated divisible surplus represents the excess of assets over liabilities that have yet to be apportioned between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated divisible surplus rather than shareholders’ equity. For NWPSF, changes in the basis of determining liabilities will directly affect the results attributable to shareholders.

265
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

A detailed explanation of the basis of liability measurement is contained in “Financial statements IFRS – Note 35 – Insurance liabilities – (b) Long-term business liabilities”.

With the exception of NWPSF, for liabilities determined using the basis described above for UK regulated with-profits funds changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

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

UK – Non-profit business

Our non-profit business in the UK mainly comprises the “non-profit” funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business, are derived from management fees and policy charges, and emerge in the non-profit funds.

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

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2009 (2008: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2009 was 4.47% (2008: 4.47%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between projected fund value and the underlying fund guarantee. The weighted average interest crediting rates for universal life products were 4.27% in 2009 (2008: 4.77%). The range of interest crediting rates for deferred annuity products, excluding sales inducement payouts, was 2.0% to 6.0% in 2009 (2008: 2.5% to 6.0%).

An additional liability is established for universal life contracts with death or other insurance benefit features, which are determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The

266
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Rest of the World

In the 21 other countries in which we undertake long term business (following the sale of our business in Australia), local generally-accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

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

Unallocated divisible surplus (“UDS”)

The unallocated divisible surplus represents the excess of assets over policyholder liabilities of the Group’s UK with-profit funds and participating business in other countries. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the UDS through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealised appreciation of investments.

In the case of a shortfall of participating assets compared to participating liabilities, a negative UDS balance may be held. Negative UDS is subject to recoverability testing on a fair value basis, with any excess over the recoverable amount charged to net income. At 31 December 2009, the impact of market movements on asset values has led to deficits for participating business in Italy totalling £92 million. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

Changes to the level of the UDS do not directly impact shareholders’ results or funds. For UK with-profits business, after allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the UDS are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the UDS), asset valuation differences and admissibility deductions reflected in the regulatory returns.

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

An analysis of the sensitivity of deferred acquisition costs to possible changes in assumptions is included in “Financial

267
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

statements IFRS – Note 23 – Deferred acquisition costs and other assets.”

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business in the UK and US. At 31 December 2009, a DAC asset of £4,069 million was recognised in respect of long term insurance and investment contract business, of which 31% arose in the UK and 51% in the US.

(a) United Kingdom

For UK non-profit business, DAC is held in respect of unit-linked life, unit-linked pension and conventional business. The deferred new business costs are amortised over the lifetime of a product group. The amount of DAC at any point in time must be recoverable from future margins. For insurance contracts, recoverability of DAC is measured against the present value of future profits (PVFP) using embedded value methodology, with some level of prudence above this. In order to include some prudence, DAC is currently limited to 90% of PVFP for all products. For non-participating investment contracts, recoverability is tested against future margins on a fair value basis, again limited to 90% of PVFP.

(b) United States

Certain commissions, policy issue and underwriting costs, and other variable costs incurred to acquire or renew traditional life insurance, universal life insurance, equity indexed life and annuity products are deferred. We generally amortise DAC for participating traditional life insurance over the life of the policies in proportion to the present value of estimated gross margins. Non participating traditional life insurance DAC is amortised over the premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and annuity products, we generally amortise DAC in proportion to the present value of estimated gross margins from surrender charges and investment, mortality, and expense margins. The effect on the cumulative amortisation of DAC for revisions in estimated future gross margins on participating traditional life, universal life, and annuity products is reflected in the period such estimates are revised.

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

Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for long-term insurance and investment contract business were changed from 2008 to 2009. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance, deferred acquisition costs and AVIF, is analysed in “Financial statements IFRS – Note 39 – Effect of changes in assumptions and estimates during the year”.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in “Financial statements IFRS – Note 53 – Risk management”.

268
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

			2009			2008
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	4,411	753	5,164	4,723	960	5,683
Property	1,697	196	1,893	1,920	257	2,177
Liability	2,707	1,379	4,086	3,407	878	4,285
Creditor	170	17	187	131	28	159
Other	992	374	1,366	1,661	395	2,056
	9,977	2,719	12,696	11,842	2,518	14,360

Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Discount rate		Mean term of liabilities
	2009	2008	2009	2008
Netherlands Permanent health and injury	3.48%	3.82%	8 years	7 years
Reinsured London Market business	4.00%	3.56%	10 years	8 years
Latent claims	0.82% to 4.84%	1.17% to 3.92%	8 years to 15 years	9 years to 15 years
Structured settlements	3.30%	2.50%	35 years	35 years

The gross outstanding claims provisions before discounting were £13,576 million (2008: £15,061 million) and after discounting were £12,696 (2008: £14,360 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 8 and 15 years depending on the geographical region.

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

269
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims:

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include:

— Claim numbers

— Base average cost per claim

— Future inflation in average cost of claims

— Legal fees

— Life expectancy of potential sufferers

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £155 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

The interest rates used to discount latent claim liabilities:

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (c) of “Financial statements IFRS – Note 35 – Insurance liabilities” and depends on the duration of the claim and the reporting date. At 31 December 2009 it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £60 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our General Insurance and Health businesses is shown in section (i) of “Financial statements IFRS – Note 53 – Risk management”.

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

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves. For additional information on the assumptions and changes that have occurred related to our claims provisions, see “Financial statements IFRS – Note 35 – Insurance liabilities”.

Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for general and health insurance business were changed from 2008 to 2009, and this affected the profit recognised for the year with an equivalent effect on liabilities. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance and deferred acquisition costs, is analysed in “Financial statements IFRS – Note 39 – Effect of changes in assumptions and estimates during the year”.

In 2009 an exceptional charge of £60 million was incurred for the strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, which is included in change in insurance liabilities.

In 2008 the Institute of Actuaries’ Asbestos Working Party report contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims was fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million comprised £668 million on an undiscounted basis and discounting of £364 million.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in “Financial statements IFRS – Note 53 – Risk management”

270
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Deferred tax

In preparing our consolidated financial statements, we have made estimates relating to income taxes of the Group and our consolidated subsidiaries taking into account each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from the different treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within our consolidated statements of financial position. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. We recognise a deferred income tax asset to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is a convincing evidence that future profits will be available. Significant management judgement is required in determining our provision for income taxes, deferred income tax assets and liabilities and the extent deferred income tax assets are recoverable against future profits.

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

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. Judgement is required in determining the useful life. The economic lives of the contractual relationships are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position, and the period of control over the assets. At 31 December 2009, intangible assets with indefinite useful lives comprise the RAC brands, and the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification.

Impairment testing of goodwill and intangibles with indefinite useful lives requires the exercise of judgement by management. An element of judgement is involved in evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and in determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques use expected discounted cash flows taking into account the current shareholder net asset value plus future profitability on business in-force and profitability value on future new business.

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

Further details on goodwill allocation and impairment testing are given in “Financial statements IFRS – Note 13 – Goodwill – (b) Goodwill allocation and impairment testing”.

Provisions and contingent liabilities

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

Apart from pension obligations, our largest provisions relate to restructuring programmes, which cover primarily severance. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy.

Additionally, we are subject to certain legal claims and actions (see “Financial statements IFRS – Note 48 – Contingent liabilities and other risk factors”). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The initial provision reflects management’s best estimate of the probable cost of ultimate resolution of the legal action and is revised accordingly as facts and circumstances change and, ultimately, when the action is brought to a closure. Under IFRS, these provisions are discounted where the impact is material. Other provisions are held where the recoverability of amounts is uncertain, or where the actual outcome may differ from the resulting estimates.

Contingent liabilities are disclosed if the future obligation is probable and the amount cannot be reasonably estimated, or if they are possible but not probable.

271
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Pension obligations

We provide defined benefit pension plans in various forms covering eligible employees across its operations. At 31 December 2009, the total liability recognised for defined benefit pension plan deficits was £3,058 million (2008: £2,015 million).

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

The main actuarial assumptions used to calculate scheme liabilities are set out in “Financial statements IFRS – Note 44 – Pension obligations”. The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.8 billion and the service cost for the year by £31 million.

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The mortality tables and average life expectancy used at 31 December 2009 are disclosed in “Financial statements IFRS – Note 44 – Pension obligations”. The tables used to measure post-retirement mortality are considered appropriate based on the mortality experience of the schemes. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s medium cohort projection table, and incorporating underpins to the rate of the future improvement equal to 1.5% for males and 1.0% for females. The effect of assuming all members were one year younger would increase the schemes’ liabilities by £248 million and the service cost for the year by £5 million.

The expected rates of return on the schemes’ assets are disclosed in “Financial statements IFRS – Note 44 – Pension obligations. The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties have been aligned with rates used for the longer-term investment return assumptions, other than Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets are stated after deducting investment expenses.

IFRS accounting developments

“Financial statements – Accounting policies – (A) Basis of presentation” provides a discussion of the new standards and interpretations issued by the International Accounting Standards Board (IASB) and International Financial Interpretations Committee (IFRIC) respectively, which will be effective in future accounting periods.

We continue to take an active role in the development of new accounting standards, via industry forums and working parties, and reviewing and providing comment on proposals from the IASB. Phase II of the IASB’s project on insurance contracts continues to be the most significant area of development for us, and we continue actively to engage in the debate.

272
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Share capital

We have four major share authorised classes:

—	Ordinary Shares of £0.25 which constitute our equity security and hold voting rights;
—

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

—

Sterling New Preference Shares of £1 each, which have such rights and terms (including terms related to the redemption of shares, ranking and entitlement to dividend and capital) as our Board determines; and

—

Euro New Preference Shares of €1 each, which have such rights and terms (including, terms related to the redemption of such shares, ranking and entitlement to dividend and capital) as our Board determines.

Authorised and Issued Share Capital

We had aggregate issued ordinary share capital of £691,652,844 as of 31 December 2009. The following table sets forth information about our authorised and outstanding classes of equity as of 31 December 2009.

	Shares authorised			Shares outstanding			Shares covered by outstanding option
Share class	2009 Million	2008 Million	2007 Million	2009 Million	2008 Million	2007 Million	2009 Million	2008 Million	2007 Million
Ordinary Shares, nominal value 25p	5,200	3,000	3,000	2,433	342	378	26	26	23
8.375% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—	—	—	—
8.75% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—	—	—	—
Preferred Shares, nominal value £1	1,000	1,000	1,000	1,000	1,000	1,000	—	—	—
Preferred Shares, nominal value €1	700	700	700	700	700	700	—	—	—

We are not permitted under English law to hold our own ordinary shares. While we are presently authorised to repurchase up to 265 million ordinary shares, any shares we repurchase must be cancelled. Details of our dividends, including our paying agents are set out below under “Memorandum and Articles of Association”.

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of these schemes are set out in “Financial statements IFRS – Note 26 – Equity compensation plans”.

Share Investment Plan

Our UK resident employees can buy shares in the Company by making monthly contributions from their gross salary. Contributions can be a minimum of £5 and up to a maximum of £125 per month (or, if less, 10% of gross salary). Contributions are held in a trust by an independent trustee and shares are allocated within 30 days of the employee’s monthly contribution date. Employees can withdraw their shares from the trust at any time on payment of income tax and NIC. However, after five years shares can be withdrawn from the trust free of income tax and NIC.

Shares to Satisfy Options and Awards

Prior to March 2003, it was the practice to satisfy options and awards granted under the executive incentive plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the various executive incentive plans and funded by the Company.

Since March 2003, it has generally been the Company’s practice to satisfy the awards granted after that date by the issue of new shares at the time of vesting, and no shares were purchased by the trusts. However, during 2008, shares have been purchased by the trustee to allow awards to be satisfied from trust where necessary to comply with local regulations. Further details are given in “Financial statements IFRS – Note 27 – Shares held by employee trusts.”

At 31 December 2009, 17,979,232 shares were held by the employee share trusts as compared to 8,635,582 at 31 December 2008. These shares have an aggregate nominal value of £4,494,808 and market value £71,539,364 as of 31 December, compared to £2,158,896 and £33,678,770 at 31 December 2008, respectively.

273
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

History of Share Capital

The following table sets forth information about the history of our ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2007	2,565,753,431
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	14,871,901
Shares issued in lieu of dividends[2]	41,167,496
At 31 December 2007	2,621,792,828
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	8,429,587
At 31 December 2008	2,657,701,624
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	951,455
Shares issued in lieu of dividends[2]	107,958,295
At 31 December 2009	2,766,611,374
1.	For more information on our various option schemes, see ”Governance” section.
2.	The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The Company issued shares pursuant to special resolutions passed on 10 May 2006, increasing the authorised share capital from £1.45 billion and €700 million to £1.95 billion and €700 million by the creation of 500 million new preference shares of £1 each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £150 million. This authority expired at the conclusion of the Annual General Meeting in 2007. A further ordinary resolution was passed on 26 April 2007 allowing the directors, subject to certain conditions, to allot equity securities up to the aggregate nominal value of £108 million. This authority expired at the conclusion of the Annual General Meeting in 2008. An ordinary resolution was passed on 1 May 2008 allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £94 million. This authority expired at the conclusion of the Annual General Meeting in 2009. Ordinary resolutions were passed on 29 April 2009, increasing the authorised share capital from £1.95 billion and €700 million to £2.5 billion and €700 million by the creation of 2.2 billion ordinary shares of 25 pence each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £221 million and up to £443 million in connection with an offer by way of a rights issue. This authority expires at the conclusion of the next Annual General Meeting on 28 April 2010.

Our authorised share capital currently is £2,500,000,000 and €700,000,000 divided into 5,200,000,000 ordinary shares of 25 pence each, 200,000,000 cumulative irredeemable preference shares of £1 each, 500,000,000 Sterling preference shares of £1 each, 500,000,000 Sterling new preference shares of £1 each and 700,000,000 Euro preference shares of €1 each.

There were no changes to the voting rights of any class of shares during 2007, 2008 or 2009 and, other than issuances in connection with our various employee option schemes and under the Company’s scrip dividend scheme. We did not issue shares for consideration other than cash during 2007, 2008 or 2009. In addition, at our general meetings in 2007, 2008 and 2009, our shareholders authorised the limited disapplication of Section 561 of the Companies Act 2006 to permit us to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

274
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Memorandum and Articles of Association

The following is a summary of the rights of the holders of our shares and of certain significant provisions of our Memorandum and Articles of Association and relevant laws and regulations of various regulatory bodies. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our Memorandum and Articles of Association. Directions on how to obtain a complete copy of our Memorandum and Articles of association are provided under “Where You Can Find More Information”.

At the 2010 Annual General Meeting, shareholders will be asked to adopt new Articles of Association and further details can be found in the Notice of Meeting.

The deposit agreement among us, Citibank and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in “Description of securities other than equity securities” on page 283. You should be aware that these rights are different from the rights of the holders of our ordinary shares.

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

Directors

The number of our directors is not less than six, nor more than twenty. We may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors and determine the length of the term the directors serve.

A director is not required to hold any shares by way of qualification. However in line with investor guidelines, the Group Chief Executive and the executive directors are required to build, over a five-year period, a shareholding equivalent to 1.75 times basic annual salary and 1.5 times basic annual salary respectively. The non-executive directors as a body are paid remuneration for their services at a rate not exceeding £1,500,000 per annum, to be determined by our Board, or at such other rate that the Board, in general meeting by ordinary resolution, may determine. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day. A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by him in or about the performance of his duties of a director, including any expenses incurred in attending meetings of our Board or of Committees of our Board or general meetings, whether incurred in the UK or in any overseas country.

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

275
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Directors’ Remuneration

The remuneration of our Board of Directors is determined by the Remuneration Committee which consists of independent non-executive directors. For further details see “Governance – Directors’ remuneration report”.

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

We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms, as may be attached by our Board prior to allotment. Sterling new preference shares, new preference shares and Euro new preference shares will have such rights and terms as the Board may determine in accordance the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see “Financial statements IFRS – Note 28 – Preference share capital.”

276
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

allotments of equity securities for cash other than pursuant to paragraph (a) up to an aggregate nominal amount equal to the described in section 89 of the UK Companies Act of 1985 (or the number of shares already in issue).

This also applies to a sale of treasury shares, which is an allotment of equity securities on the basis that a sale of treasury shares would not be made pursuant to the authority conferred but would be made pursuant to the authority granted by the UK Companies Act 1985, as amended.

Our Board may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions our Board thinks fit.

Pre-emptive Rights

Under English law, the issue for cash of equity securities or rights to subscribe for or convert into equity securities must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings in the class of equity securities being offered, unless a special resolution has been passed in a general meeting of shareholders disapplying (whether generally or specifically) this requirement. As is the custom of many companies listed on the Official List of the UK Listing Authority, we generally obtain authority annually from our shareholders to allot up to a specified amount of equity share capital for cash, instead of allotting pro rata to our existing shareholders.

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

277
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Shareholders Resident Abroad

If a shareholder has not provided us with an address in the UK, we are not currently required to send notices to such shareholder directly. Notices to such shareholders may be posted in our registered office and are then deemed to be given to those shareholders on the date when they are first posted. Unless otherwise required by law or our Memorandum and Articles of Association, we may also give notices by advertisement published once in at least one leading UK daily newspaper. Alternatively, so long as a shareholder has so agreed, we may give notice of a general meeting by posting on our website, provided we have notified the shareholder of the posting in a manner it has agreed with us. There are no limitations on non-resident or foreign shareholders’ rights to own our securities or exercise voting rights where such rights are given under English company law. For holders of ADSs, please see “Description of Securities Other than Equity Securities”.

Equity Share Capital – Rights of Purchase and Redemption

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

Winding Up

In the event of a winding up, holders of preference shares have priority over holders of ordinary shares. This applies to all types of preference shares. We are subject to the general insolvency law applicable to UK companies, which is described within “Performance review – Information on the Company”.

Dividends and Reserves

Our dividends are based on our profits and are paid out to shareholders for each share they hold, and do not generally have any restrictions. Our dividends are usually paid as cash to both UK and overseas shareholders. Our dividends can be paid by cheque or as a direct bank transfer. We have also introduced a dividend reinvestment plan.

As with many other companies listed on the Official List of the UK Listing Authority, we regularly seek authority at annual general meetings to approve on-market purchases of our ordinary shares subject to specified limitations. When a company purchases its own shares wholly out of profits, an amount equal to the nominal amount of the shares purchased and subsequently cancelled must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable by the company on purchase of its shares in excess of the par value may be paid out of the proceeds of a new issue of shares up to an amount equal to whichever is the lesser of the aggregate of the original premiums received by the company on the issue of those shares or the amount of the company’s share premium account as at the time of the repurchase, including any sum transferred to that account in respect of premiums on the new issue. The UK Listing Authority usually requires that on-market purchases of 15% or more of a company’s equity share capital pursuant to a general shareholder authority must be made through either a tender or partial offer to all shareholders (or to all shareholders of the relevant class), and in the case of a tender offer, at a stated maximum or fixed price. Purchases pursuant to a general shareholder authority below the 15% threshold may be made through the market in the ordinary way, provided that the price is not more than 5% above the average of the market value of the company’s shares for the five business days before the purchase date.

We generally pay any dividends twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque simply by completing a form available on our website and sending it to our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. If a claim is subsequently made for any dividend so forfeited, the Board may at its discretion pay out of the Company’s profits a sum equal to the dividend any person who prior to the expiry of twelve years, would have been entitled to it. All dividends unclaimed for twelve months after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our Memorandum and Articles of Association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “Description of Securities other than Equity Securities” and for our preference shares within “Financial statements IFRS – Note 28 – Preference Share Capital.”

278
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

Our Board will call any annual general meeting by at least twenty one days' notice in accordance with our Memorandum and Articles of Association. Any other general meeting will be called by at least fourteen days’ notice also in accordance with our Memorandum and Articles of Association. The notice period calculation under our Memorandum and Articles of Association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our Articles of Association to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by him in respect of all shares held by him, the auditors and the directors.

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

279
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Shareholder Proposals

Under English law, shareholders may requisition a resolution to be voted on at a general meeting if:

—

the requisition is made by a holder or the holders of shares that represent not less than one-twentieth of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates; or

—	the requisition is made by not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than £100.

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

Notices

A notice, document or other information may be given to any shareholder either personally or by sending it in hard copy form by post to him at his registered address or, if he has no registered address within the UK to the address (if any) in the UK supplied by him for the giving of notices to him or by advertisement or we may provide notice by giving notice in electronic form to an address supplied us by the shareholder for that purpose or by any other means authorised in writing by the shareholder concerned.

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

Under the rules of the UK Listing Authority, shareholder approval is required for an acquisition or disposal by a listed company, if the gross assets of the company or the business to be acquired or disposed of represent 25% or more of the gross assets of the company or if various other size ratios prescribed by the Listing Rules of the UK Listing Authority are satisfied. Shareholder approval is also required in some circumstances relating to the giving by the listed company of indemnities and similar arrangements. Where the size of the acquisition or disposal falls below the 25% threshold, information may nevertheless be required to be published. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and related parties including:

—	directors of the company or its subsidiaries;
—

Holders of 10% or more of the nominal value of any class of the company’s or any holding company’s or subsidiary’s shares having the right to vote in all circumstances at general meetings of the relevant company; or

—	any associate of persons described in the two preceding bullet points above. See also “– Takeovers of UK Public Companies.”

280
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

English law also provides that where a takeover offer is made for the shares of a company incorporated in the UK and, within four months of the date of the offer the offeror has acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may apply to the court within six weeks of the date on which the notice was given objecting to the transfer or its proposed terms. The court is unlikely, absent unfair treatment, fraud or oppression, to exercise its discretion to order that the acquisition shall not take effect, but it may specify the terms of the transfer as it finds appropriate. A minority shareholder is also entitled in these circumstances to require the offeror to acquire his shares on the terms of the offer.

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

Major Shareholding and Disclosure of Interests

Our Memorandum and Articles of Association do not contain any provisions requiring disclosure of shareholdings over and above that which is required by English law. Further details are available under “Majority Shareholders and Related Party Transactions.”

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

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth in “–Taxation” below. There are no limitations under our Memorandum and Articles of Association restricting voting or shareholding.

281
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Taxation

This section discusses certain material US federal income tax and UK tax consequences to a US Holder that owns Aviva ordinary shares and ADSs.

For purposes of this description, a “US Holder” includes any beneficial owner of the Aviva ordinary shares or ADSs that is, for US federal income tax purposes:

—	a citizen or individual resident of the United States;
—

a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or organised under the laws of any state thereof, or the District of Columbia;

—

an estate the income of which is subject to US federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for US federal income tax purposes.

A “Non-US Holder” is any beneficial owner of the Aviva ordinary shares or ADSs that is not a US Holder.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold Aviva ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to-market treatment, tax-exempt entities (including 401 pensions plans), real estate investment trusts, regulated investment companies or grantor trusts, individual retirement and other tax-deferred accounts, persons that received Aviva ordinary shares or ADSs as compensation for the performance of services, persons who own, directly, indirectly through non-US entities or by attribution by application of the constructive ownership rules of section 958(b) of the US Internal Revenue Code, 10% or more of Aviva voting shares, persons that are residents of the United Kingdom for UK tax purposes or that conduct a business or have a permanent establishment in the United Kingdom, persons that hold Aviva ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale, or other risk reduction transaction, certain former citizens or long-term residents of the United States, partnerships and their partners and persons whose functional currency is not the US dollar. The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and for purposes of the double tax treaty between the United States and the United Kingdom which came into effect on 31 March 2003 (the “Treaty”). Deposits and withdrawals of shares in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

You are urged to consult with your own advisers regarding the tax consequences of the acquisition, ownership, and disposition of Aviva ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

UK Taxation of Dividends

Under current UK tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders.

UK Taxation of Capital Gains

Subject to the comments in the following paragraph, a holder of Aviva ordinary shares or ADSs who, for UK tax purposes, is neither resident nor, in the case of an individual, ordinarily resident, in the UK will not be liable for UK taxation on capital gains realised on the disposal of Aviva ordinary shares or ADSs unless at the time of the disposal:

—

the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment and

—	the Aviva ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

A holder of Aviva ordinary shares or ADSs who (1) is an individual who has ceased to be resident or ordinarily resident for UK tax purposes in the United Kingdom, (2) was resident or ordinarily resident for UK tax purposes in the United Kingdom for at least four out of the seven UK tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the United Kingdom, (3) only remains non-resident and non-ordinarily resident in the United Kingdom for a period of less than five tax years and (4) disposes of his or her Aviva ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for UK tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

UK Inheritance Tax

Aviva ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Aviva ADSs are likely to be treated in the same manner. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Aviva ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Aviva ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes.

Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

However, as a result of the UK-US estate tax treaty, Aviva ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will not be subject to UK inheritance tax on that individual’s death or on a gift of the

282
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Aviva ordinary shares or ADSs unless the ordinary shares or ADSs:

—	are part of the business property of a permanent establishment in the United Kingdom, or
—	pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

The UK-US estate tax treaty provides a credit mechanism if the Aviva ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is payable on the transfer of Aviva ordinary shares to a nominee or agent of the depositary, in exchange for Aviva ADRs representing ADSs.

Furthermore, UK stamp duty reserve tax is payable upon the transfer of Aviva ordinary shares to a nominee or agent of the depositary, in exchange for Aviva ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Aviva ordinary shares or, in some circumstances, to the value of the Aviva ordinary shares at the time of transfer or issue. To the extent that such stamp duty is paid on any such transfer of Aviva ordinary shares, no stamp duty reserve tax should be payable on that transfer.

Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no UK stamp duty will be required to be paid on any transfer of Aviva ADRs representing ADSs. An agreement to transfer Aviva ADRs will not give rise to a liability to stamp duty reserve tax.

The transfer for value of Aviva ordinary shares, as opposed to Aviva ADRs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax at the rate of 0.5% (rounded up, in the case of stamp duty, to the nearest £5, with transfers for a value not exceeding £1,000 being exempt). The rate is applied to the price payable for the relevant Aviva ordinary shares.

Stamp duty reserve tax is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser.

US Taxation of Distributions

The gross amount of any distributions made by us to a US Holder will generally be subject to US federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. To the extent that an amount received by a US Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such US Holder’s tax basis in his Aviva ordinary shares or ADSs and then, to the extent such distribution exceeds such US Holder’s tax basis, it will be treated as capital gain.

Subject to applicable holding period and other limitations, the US Dollar amount of dividends received on the Aviva ordinary shares or ADSs in taxable years beginning prior to January 1, 2011 by certain non-corporate US Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the Aviva ordinary shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the Treaty or the ADSs are readily tradeable on an established US securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the Aviva ordinary shares or ADSs that are treated as dividends for US federal income tax purposes should constitute qualified dividends, no assurance can be given that this will be the case. US Holders should consult their tax advisers regarding the tax rate applicable to dividends received by them with respect to the Aviva ordinary shares or ADSs, as well as the potential treatment of any loss on a disposition of Aviva ordinary shares or ADSs as long-term capital loss regardless of the US Holders’ actual holding period for the Aviva ordinary shares or ADSs.

We have not maintained and do not plan to maintain calculations of earnings and profits under US federal income tax principles. Accordingly, it is unlikely that US Holders will be able to establish whether a distribution by us is in excess of our accumulated earnings and profits (as computed under US federal income tax principles). If US Holders are unable to establish that distributions are in excess of our accumulated earnings and profits as determined under US federal income tax principles, any distribution by us may be treated as taxable in its entirety as a dividend to US Holders for US federal income tax purposes.

For foreign tax credit computation purposes, dividends will generally constitute foreign source income, and with certain exceptions, will constitute “passive category income”.

US Taxation of Capital Gains

Gain or loss realised by a US Holder on the sale or other disposition of Aviva ordinary shares or ADSs will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the Aviva ordinary shares or ADSs and the amount realised on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Aviva ordinary shares or ADSs have been held for more than one year. Any such gain or loss realised will generally be treated as US source gain or loss. In the case of a US Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding requirements are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company (“PFIC”) Considerations

We believe that we should not be treated as a PFIC for US federal income tax purposes for the current taxable year and do not expect to become a PFIC in future years. However, because PFIC status is determined on an annual basis and because our income and assets and the nature of our activities may vary from time to time, we cannot assure US Holders that we will not be considered a PFIC for any taxable year.

We would be a PFIC for US federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a US Holder held the Aviva ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that US Holder, and the US Holder generally will be subject to special rules with respect to (a) any gain realised on the disposition of the Aviva ordinary shares or ADSs and (b) any

283
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

any “excess distribution” by us to the US Holder in respect of the Aviva ordinary shares or ADSs. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the US Holder’s holding period for the Aviva ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a US Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, US Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterised as PFICs, if we are deemed a PFIC. A US Holder may be able to avoid many of these adverse tax consequences if it elects to mark the Aviva ordinary shares or ADSs to market on an annual basis. However, any such mark to market election would not be available for a lower-tier PFIC. US Holders are urged to consult their tax advisers about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the US Holder’s eligibility to file such an election (including whether the Aviva ordinary shares or ADSs are treated as ‘‘publicly traded’’ for such purpose).

Dividends and paying agents

A US Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of the Aviva ordinary shares or ADSs unless such US Holder is a corporation or qualifies within certain other categories of exempt recipients or provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the US Holder’s US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

A non-US Holder generally will not be subject to information reporting or backup withholding with respect to dividends on the Aviva ordinary shares or ADSs, unless payment is made through a paying agent (or office) in the United States or through certain US-related financial intermediaries. However, a Non-US Holder generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on the Aviva ordinary shares or ADSs, unless such non-US Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

Where You Can Find More Information

As a result of filing a registration statement with respect to our ADSs and ordinary shares, we are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. You may read and copy this information at the following location: Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room and are available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Our ADSs are listed on the New York Stock Exchange, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and on the New York Stock Exchange’s website at http://www.nyse.com.

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

Description of securities other than equity securities

The ordinary shares underlying our American Depositary Shares (“ADSs”) were registered under the Securities Exchange Act of 1934, as amended, in October 2009. We listed 1,369,490,150 ADSs which may be represented by American Depositary Receipts (“ADRs”) for trading on the New York Stock Exchange under the symbol “AV”. As of the date of this document, we comply with the minimum numerical standards for listing our ADSs on the New York Stock Exchange with respect to our ordinary shares including: (i) at least 5,000 worldwide stockholders of 100 of ordinary shares or more; and (ii) at least 2,500,000 publicly held ordinary shares worldwide; and (iii) an aggregate market value of publicly held ordinary shares of at least $100 million worldwide.

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

How do ADSs work?

Citibank, N.A. acts as the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London Branch), located at 25 Molesworth Street, Lewisham, London SE13 7EX.

Citibank has been appointed as depositary bank pursuant to a deposit agreement. A copy of the form of deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the form of deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to the registration number of this registration statement when retrieving such copy.

284
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Each ADS represents the right to receive two (2) ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been istributed to the owners of ADSs because of legal restrictions or practical considerations.

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

How does the depositary issue ADSs?

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by legal considerations concerning the laws in the US and England and Wales applicable at the time of deposit.

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

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

—	The ordinary shares are duly authorised, validly issued, fully paid, non-assessable and legally obtained.
—	All pre-emptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
—	You are duly authorised to deposit the ordinary shares.
—

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

—	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

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

Cash Distributions

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into US dollars and for the distribution of the US dollars to the holders, subject to the laws of both the US and England and Wales.

The conversion into US dollars will take place only if practicable and if the US dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

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

285
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

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

The depositary bank will not distribute the rights to you if:

—	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
—	We fail to deliver reasonably satisfactory documents to the depositary bank; or
—	It is not reasonably practicable to distribute the rights.

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

The depositary bank will not distribute the property to you and will sell the property if:

—	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
—	We do not deliver reasonably satisfactory documents to the depositary bank; or
—	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

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

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into US dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

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

286
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

How can I transfer, combine or split up my ADRs?

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

—	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;
—	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;
—

provide any transfer stamps required by the State of New York or the United States; and pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

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

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by legal considerations under the laws of both the US and England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

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

—

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilised on account of a shareholders’ meeting or a payment of dividends.

—	Obligations to pay fees, taxes and similar charges.
—	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

How do I vote?

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Memorandum and Articles of Association – Voting”.

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

Applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us, nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Your failure to comply with a disclosure notice from us may result in the imposition of sanctions against your underlying ordinary shares, as provided in the U.K. Companies Act 2006 and our Articles of Association, which currently include the withdrawal of voting rights of such ordinary shares and the imposition of restrictions on the rights to receive dividends on and to transfer such ordinary shares. In addition, you must comply with the provisions of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (FSA 2006/70) and the Disclosure Rules and Transparency Rules sourcebook with regard to the notification to us of interests in ordinary shares, which currently provide, amongst other things, that a person must notify the issuer of the percentage of its voting rights he holds as shareholder or through his direct or indirect holding of certain financial instruments if the percentage of those voting rights reaches, exceeds or falls below 3% as a result of an acquisition or disposal of shares or financial instruments. See “Memorandum and Articles of Association – Major Shareholding and Disclosure of Interests”. We may, in our sole discretion but subject to applicable law, instruct the depositary bank to take action with respect to your ownership interest where you have not complied with an information request by us. Notwithstanding anything contained in this section to the contrary, the depositary bank shall exercise its commercially reasonable efforts with respect to any action requested by us to be taken pursuant to the preceding sentence.

287
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

What fees and expenses do I have to pay if I become an ADS holder?

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US 5c per ADS issued
Cancellation of ADSs	Up to US 5c per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US 5c per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US 5c per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US 5c per ADS held
Depositary Services	Up to US 5c per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

—

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England and Wales (i.e., upon deposit and withdrawal of ordinary shares).

—	Expenses incurred for converting foreign currency into US dollars.
—	Expenses for cable, telex and fax transmissions and for delivery of securities.
—	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
—	Fees and expenses incurred in connection with compliance with exchange control regulations or other regulatory requirements applicable to the ordinary shares.
—	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

What does the company receive in fees and reimbursements from the depositary bank?

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. From 17 November 2009 to 3 March 2010, we received from the depositary bank $350,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for the annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

The depositary bank has agreed to reimburse us for expenses as they occur in the future that are related to establishment and maintenance expenses of the ADR programme. The depositary bank has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing for the annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

288
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

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

What are the Company’s limitations, obligations and liabilities and those of the depositary to ADS holders?

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

—	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
—

We and the depositary bank disclaim any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

—

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

—	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
—

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

—

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

—

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorised representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

—

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

—	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
—	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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

Will foreign currency distributed to ADS holders be converted into US dollars?

The depositary bank will arrange for the conversion of all foreign currency received into US dollars if such conversion is practical, and it will distribute the US dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

289
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

–	Convert the foreign currency to the extent practical and lawful and distribute the US dollars to the holders for whom the conversion and distribution is lawful and practical.
–	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
–	Hold the foreign currency (without liability for interest) for the applicable holders.

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in “Financial statements IFRS – Note 37 – Financial guarantees and options”. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in “Financial statements IFRS – Note 49 – Commitments”.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2009, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Standard financial warranties include the accuracy and completeness of the statement of financial position at the completion date, details of outstanding litigation, the position on tax filings and any outstanding clearance items. In addition, specific clauses cover such matters as regulatory approvals and licences, the adequacy of actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

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

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities, in our UK Life and Dutch businesses, as set out in “Financial statements IFRS – Note 20 – Securitised mortgages and related assets”. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. If a partnership is managed by a contractual arrangement agreement such that no party exerts control, notwithstanding that the Group’s partnership share or economic interest in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2009, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 50.5% economic interest.

“Financial statements IFRS – Note 15 – Interests in, and loans to, joint ventures” provides a list of PLPs accounted for as joint ventures, as well as summarised information on the revenue, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2009, we had £nil capital commitments to these PLP joint ventures.

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2009.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	68,867	3.115	n/a	n/a
February	69,925	3.0597	n/a	n/a
March	86,593	2.4908	n/a	n/a
April	83,358	2.5925	n/a	n/a
May	63,576	3.42	n/a	n/a
June	64,424	3.3718	n/a	n/a
July	64,809	3.305	n/a	n/a
August	48,861	4.145	n/a	n/a
September	4,048,170	4.076	n/a	n/a
October	45,985	4.273	n/a	n/a
November	48,888	4.011	n/a	n/a
December	10,050,035	3.757	n/a	n/a

1.

The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings-related share option scheme and the share participation plan.

2.

This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

Statement of differences from NYSE corporate governance practices

Under Section 303(A) of the NYSE Listed Company Manual, the Company must provide a brief description of any significant differences between its corporate governance practices, which are informed by UK law in the case of the Company, and those followed by US companies under the NYSE listing standards. The description need not set forth all differences between UK law and US law; rather, the focus is on the Company’s practices.

290
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

The Company’s statement of differences is set out in the Governance section of this report on page 61.

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

Extraordinary Market Conditions

Starting in mid-September 2008, the global financial markets experienced unprecedented disruption, adversely affecting the business environment in general, as well as financial services companies in particular. Continuing adverse financial market conditions could significantly affect our ability to meet liquidity needs and obtain capital, although management believes that we have liquidity and capital resources to meet business requirements under current market conditions.

At 31 December 2009, total consolidated net cash and cash equivalents amounted to £24,251 million, an increase of £720 million over £23,531 million in 2008.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, such as issuing £200 million long term subordinated debt in March 2009, and will continue to monitor the situation closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:

—	Match the profile of our assets and liabilities, taking into account the risks inherent in each business;
—	Maintain financial strength to support new business growth while still satisfying the requirements of policyholders, regulators and rating agencies;
—	Retain financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
—	Allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
—	Manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the group through dividends and capital injections is discussed later in this section under the headings “Sources of Liquidity” and “Capital injections”. Overall, the group and its subsidiaries satisfy all existing requirements and, as reported below, have significant resources and capital strength.

Aviva plc’s long term counterparty credit rating is A (strong), negative outlook from Standard and Poor’s and A1 (good), negative outlook, from Moody’s. This rating represents Aviva’s ability to repay its long term borrowings as assessed by the rating agencies. The Insurance Financial Strength ratings (representing the ability to pay policyholders) of the group’s main operating subsidiaries are AA- (very strong) with a negative outlook from Standard & Poor’s and Aa3 (excellent) with a negative outlook from Moody’s and A (excellent) with a stable outlook from AM Best. Insurance companies rated AA (Standard & Poor’s) or Aa (Moody’s) offer excellent financial security and together with AAA rated companies constitute what are generally know as high-grade companies.

At 31 December 2009, the Group had £21.9 billion (31 December 2008: £22.2 billion) of total capital employed in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.

In 2009, the total capital employed decreased by £0.3 billion. Over the period the benefit of profits and investment gains have been more than offset by foreign exchange losses and actuarial losses on staff pension schemes. See “Financial statements IFRS – Note 51 – Group capital structure”.

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

291
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Management of Debt

Aviva plc is the principal financing vehicle in our centralised funding strategy. Our senior debt obligations are supported by guarantees from our principal non-life trading subsidiaries. We also manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range. We aim to maintain a balance of fixed and floating rate debt, and manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities. We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling, euros and US dollars, based on investor demand at the time of issuance and management of the Group's foreign exchange translation exposures in the statement of financial position.

In March 2009, we issued subordinated debt in two tranches comprising £200 million and €50 million, both callable in 2014.

In May 2008, we issued subordinated debt in two tranches comprising £400 million callable in 2038, and €400 million callable in 2018. We used £600 million sterling equivalent to repay commercial paper denominated in various currencies. In August 2008, we issued a further £200 million, callable in 2038.

In January 2007, we issued $375 million of commercial paper, which was used to repay senior debt in our US business. In the year ended 31 December 2006 we raised £442 million of new borrowings in order to fund the acquisition of AmerUs and repay senior debt in AmerUs

At 31 December 2009, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £15.0 billion. Of the total borrowings £5.5 billion are considered to be core borrowings and are included within the Group’s capital employed. The balance of £9.5 billion represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2009, we had undrawn committed credit facilities expiring within one year of £0.6 billion compared to £0.8 billion of such facilities at 31 December 2008, and £1.5 billion in credit facilities expiring after more than one year compared to £1.3 billion of such facilities at 31 December 2008. Of these facilities, £1 billion was allocated in both 2009 and 2008 to support our commercial paper programme.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in “Financial statements IFRS – Note 45 – Borrowings”. Commercial paper is issued for terms up to six months and is generally reissued at maturity. The earliest repayment date for other debt instruments is an €800 million subordinated debt instrument with a first call date of 14 November 2011 at the option of the company. At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon and deferring repayment until 2021.

The table below provides presents our debt position for the periods indicated:

	2009 £m	2008 £m
Core structural borrowings
Subordinate debt	4,638	4,606
Debenture loans	368	379
Commercial paper	483	540
	5,489	5,525
Operating borrowings
Amounts owed to credit institutions	2,182	1,891
Securitised mortgage loans	7,329	7,785
	9,511	9,676
Total	15,000	15,201

In both the UK and the Netherlands, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special purpose entities. The beneficial interest in the books of mortgages has been passed to these special purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,444 million in the UK and £5,885 million in the Netherlands. In both cases, we continue to receive fees from these special purpose entities in respect of loan administration services. In the Netherlands, we also receive payments under the terms of interest rate swaps which we have entered into with the special purpose entities.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within “Financial statements IFRS – Note 20 – Securitised mortgages and related assets”.

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

Undrawn Borrowings

At 31 December 2009, we had £2.1 billion undrawn committed central borrowing facilities available to us, provided by a diverse range of 11 leading banks, all but one of which were rated AA. We have allocated £1,000 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2009 £m	2008 £m
Expiring within one years	600	815
Expiring beyond one year	1,510	1,285
Total	2,110	2,100

Our committed central borrowing facilities have two financial covenants:

—	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2009 borrowings were 63% of total shareholders funds.
—	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2009 total shareholders funds were 142% of non-life net written premiums.

Total shareholders’ funds are defined as the aggregate of nominal share capital of Aviva and the IFRS retained profits and reserves, plus the value of in-force long-term business, on a consolidated basis.

Sources of Liquidity

In managing our cash flow position, we have a number of sources of liquidity, including:

—	dividends from operating subsidiaries;
—	external debt issuance;
—	internal debt and central assets; and
—	funds generated by the sale of businesses.

292
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

One of our principal sources of liquidity is dividends from our subsidiaries. The level of dividends is based on two primary factors: the financial performance and the local solvency and capital requirements of our individual business units.

The table below shows the dividends received from our principal operating subsidiaries in 2009:

2009 Amounts received £m
UK life insurance	—
UK general insurance	—
Aviva Investors	—
France	206
Netherlands	—
Poland	141
Ireland	118
Other Europe	78
Other operations	134
677

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2009, Aviva plc itself had distributable reserves of £3,360 million, sufficient to pay dividends to our shareholders for three years based on historic dividend payments. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. While the U.K. insurance regulatory laws applicable to UK Life and our other U.K. subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the FSA’s rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. For example, the ability of our US insurance subsidiaries to provide inter-company loans is subject to state regulations which restrict the making of loans or require explicit regulatory approval. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading “Regulatory capital position”. Our US subsidiaries are also subject to state laws that limit the dividends payable to the parent company and dividends in excess of these limitations generally require the approval of the state insurance commissioner. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

We have also received funds from the sale of parts of our businesses. For the year ended 31 December 2009 cash proceeds from the disposal of subsidiaries, joint ventures and associates net of cash transferred amounted to £1,131 million compared to £353 million for the year ended 31 December 2008. Principal disposals in 2009 and cash consideration received are disclosed in “Financial statements IFRS – Note 3 – Subsidiaries”.

We have established two main programmes for the issuance of external debt. For short term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies. At 31 December 2009 the outstanding debt issued under this programme was £483 million.

For longer term debt we have established a Euro Medium Term Note (EMTN) programme. This programme has documentation readily available to allow quick issuance of long term debt with a variety of terms of conditions. Debt issued under this programme may be senior guaranteed debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2009 the outstanding debt issued under this programme was £1,466 million.

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central group cash flows.

In 2009, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instrument amounted to £574 million, compared to £805 million in 2008.

In 2009, our total debt costs on central borrowings were £334 million. This compared to £286 million of interest paid on central borrowings in 2008. Total corporate centre expenses in 2009 were £159 million compared to £141 million in 2008.

An additional application of our funds is the acquisition of businesses. In 2009, cash paid for the acquisition of subsidiaries, joint ventures and associates net of cash acquired amounted to £596 million, compared to £336 million in 2008. Principal acquisitions in 2009 and cash consideration paid are disclosed in “Financial statements IFRS – Note 3 – Subsidiaries”.

Capital injections

We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations. Capital is provided either by equity or, where a local holding company is in place, may be via loans with the holding company subsequently injecting equity capital in the regulated operating company. Each capital injection is subject to review by our central Group Approvals Committee and needs to meet our required internal rates of return. To the extent capital injections are provided or funded by regulated entities, then we have to consider the impact on regulatory capital of the capital injection. Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £612 million and £666 million in 2009 and 2008 respectively.

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

293
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Year ended 31 December 2009

Net cash from operating activities

Total net cash from operating activities decreased by £5,410 million to £2,685 million in 2008 (2008: £8,095 million). The decrease is due to lower pension and annuity sales, predominately in the UK, and lower general insurance and health sales.

Net cash used in investing activities

Net cash from investing activities increase by £893 million to £498 million (2008: £395 million utilised). The increase was driven by the proceeds from the sale of our Australian operations and the IPO of our Dutch business, Delta Lloyd.

Principle acquisitions and disposals in 2008 and cash consideration paid and received are disclosed in “Financial statements IFRS – Note 3 – Subsidiaries”.

Net cash out flow on financing activities

Net cash used in financing activities was £636 million lower at £1,501 million (2008: £2,137 million). The decrease is a result of lower interest payments on borrowing and a decrease in ordinary dividends paid.

Net cash and cash equivalents

At 31 December 2009, total consolidated net cash and cash equivalents amounted to £24,251 million, an increase of £720 million over £23,531 million in 2008.

Year ended 31 December 2008

Net cash from operating activities

Total net cash from operating activities was £3,592 million higher at £8,095 million in 2008 (2007: £4,503 million).

The increase reflected growth in annuities and higher pension sales, offset partly by a reduction in net written premiums in the general insurance and health business and above average claims payments in respect to the summer 2007 UK floods.

Net cash used in investing activities

Total net cash used in investing activities was lower by £240 million at £395 million in 2008 (2007: £635 million), due to a reduction in acquisitions of subsidiaries, joint ventures and associates and rise in cash received on disposal of subsidiaries. This was partly offset by an increase in the net repayment of loans to joint ventures and associates.

Principle acquisitions and disposals in 2008 and cash consideration paid and received are disclosed in “Financial statements IFRS – Note 3 – Subsidiaries”.

Net cash out flow on financing activities

Net cash used in financing activities was £953 million higher at £2,137 million (2007: £1,184 million). This was due to an increase in interest paid on borrowings, an increase in ordinary dividends paid and a reduction in capital contributions received from minority stakeholders.

Net cash and cash equivalents

At 31 December 2008, total consolidated net cash and cash equivalents amounted to £23,531 million, an increase of £8,329 million over £15,202 million in 2007.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in “Performance review – Financial and operating performance – Exchange rate fluctuations”.

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

Group

	2009	2008	2007
Insurance Groups Directive (IGD) excess solvency	£4.5 billion	£2.0 billion	£2.9 billion
Cover (times) over EU minimum	1.7 times	1.3 times	1.5 times

We have a regulatory obligation to have positive solvency on a regulatory IGD basis at all times. Our risk management processes ensure adequate review of this measure. At 31 December 2009, the estimated excess regulatory capital was £4.5 billion (2008: £2.0 billion, 2007: £2.9 billion). This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in our UK and Irish Life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (US, Australia and Canada) a risk charge on assets and liabilities approach is used. The IGD is a pure aggregation test with no credit given for the diversification benefits of Aviva.

Our excess solvency of £4.5 billion reflects a net increase of £2.5 billion since 31 December 2008 a combination of operating and market performance as well as the benefit of a number of strategic initiatives. Following individual guidance from the FSA in 2008 we now recognise surpluses in the non-profit funds of our UK life and pensions business which is available for transfer to shareholders of £0.2 billion (31 December 2008 £0.4 billion). The IGD is a pure aggregation test with no credit given for the considerable diversification benefits of Aviva.

As outlined above a number of strategic initiatives impacting the IGD solvency position were completed during the year. The Delta Lloyd IPO and Australian Life disposal benefited solvency by £0.5 billion and £0.4 billion respectively, while the policyholder incentive payment paid as part of the inherited estate reattribution reduced solvency by £0.5 billion. Other material initiatives included a £0.4 billion benefit from central and Delta Lloyd hybrid issues and £0.1 billion from the disposal of the Dutch healthcare business. The IGD position also benefited from the change in value of non-regulated entities, which includes the recognition of intellectual property rights and movements in the value of distribution companies. The reintroduction of the scrip scheme, allowing investors the option of receiving dividends in the form of new Aviva shares, also delivered a capital benefit of £0.3 billion over the year.

294
Aviva plc Annual Report on Form 20-F 2009	Additional disclosures for SEC continued

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2009 £m	2008 £m	2007 £m
Investment property	66	7	55
Property and equipment	255	108	160
Intangible assets	4	23	—
Total	325	138	215

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2008: £1 million, 2007: £nil). We have capital commitments to our joint ventures of £nil (2008: £nil, 2007: £nil) and to other investment vehicles of £33 million (2008: £48 million, 2007: £157 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

Legal proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “Financial Statements – Note 48 – Contingent liabilities and other risk factors”.

The directors do not believe that any current pending or threatened litigation or dispute, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s financial position for any period.

Employees

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

295

Aviva plc
Annual Report on Form 20-F 2009

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Other information

In this section

296 Glossary
299 Signatures
300 Exhibits

Other information

296
Aviva plc Annual Report on Form 20-F 2009	Glossary

Product Definitions

Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date.  Immediate annuities may be purchased for an individual and his or/her dependents or on a bulk purchase basis for groups of people.  Deferred annuities are accumulation contracts which may be used to provide benefits in retirement and may be guaranteed, unit-linked or index-linked.

Bonds and savings

These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.  Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover

Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illiness that meets the plan definition.  The cover is often provided in conjunction with other benefits under a protection contract.

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

Index link annuities

An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment Sales

Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts ("ISAs) and Open Ended Investment Companies ("OEICs").

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

Non profits

Long term savings and insurance products sold in the UK other than "With profits" (see definition below) products.

OEIC

Open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions

A means of providing income in retirement for an individual andpossibly his/her dependants.  Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions

A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection

An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.  Our product ranges include term assurance mortgage life insurance, flexible whole life and critical illness cover.

Regular Premiums

A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d' investissement à capital varible (varible capital investment company).  This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

297
Aviva plc Annual Report on Form 20-F 2009	Glossary continued

Product Definitions cont.

Single premium

A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions

Low cost and flexible pension plans avaialbe in the UK, governed by specific regulations.

Superannuation

Superannuation is a pension product sold in Australia where employers pay a proportion of an employee's salaries and wages into a fund, which can be accessed when the employee retires.

Takaful

Insurance porducts that observe the rules and regulations of Islamic law.

Term assurance

A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts

A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-lined annuities

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

With profits

A type of long-term savings and insurance product sold in the UK Under with profits policies premiums are paid into a separate fund.  Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in.  Bonuses are declared on an annual and terminal basis.  Shareholders have a participating interest inthe with-profit funds and any devlared bonuses.  Generally, policyholder and shareholder participation in with-profit and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments

An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms
Available for Sale (AFS)

Securities that have been acquired neither for short-term sale nor to be held to maturity.  These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)

Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)

An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Banassurance

An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined Code on Corporate Governance

The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.  The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied with its provisions throughout the accounting year.  Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)

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

FSA

The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK.  Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

298
Aviva plc Annual Report on Form 20-F 2009	Glossary continued

General terms cont.

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

"Hard" insurance market

A term used to describe the state of the general insurance market.  A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates.  Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers (IFAs)

A person or organisation authorised to give advise on financial matters and to sell the products of all financial service providers.  In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS

International Financial Reporting Standards.  These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate

In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated accross the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business

Collective term for life insurance, pensions, savings, investment and related business.

Markete Consistent Embedded Value

Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 with the exception of the use of an adjusted risk-free yield due to current market conditions for immediate annuities in the UK and the Netherlands and for immediate annuity, deferred annuity and other contracts in the US.

Net written premiums

Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Present value of new business (PVNBP)

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum of major European listed and non-listed insurance companies.

"Soft" insurance market

A term used to describe the state of the general insurance market. A "soft"  insurance market is characterised by low levels of profitability and market competition driving premium rates lower.  Soft insurance markets generally occue when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on internal Control

The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

299
Aviva plc Annual Report on Form 20-F 2009	Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

Aviva plc

(Registrant)

Dated 25 March 2010

/s/ Andrew Moss
Andrew Moss
Chief Executive Officer

300
Aviva plc Annual Report on Form 20-F 2009	Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Memorandum and Articles of Association of Aviva plc (incorporated by reference to Exhibit 1.1 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 2.1

Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2.1 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 2.2

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

Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 4.2	Aviva Executive Long Term Incentive plan rules

Exhibit 4.3	Aviva Executive Annual Bonus plan rules

Exhibit 4.4	Aviva Executive Share Option plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 4.5	Aviva Save-as-you-earn (SAYE) plan rules (2007) (incorporated by reference to Exhibit 4.5 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 4.6	Aviva Save-as-you-earn (SAYE) plan rules (1997) (incorporated by reference to Exhibit 4.5 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 4.7	Aviva Executive Share Option plan rules (2005)

Exhibit 8.1	Schedule of subsidiaries of Aviva plc

Exhibit 11.1	Code of ethics (incorporated by reference to Exhibit 1.1 of the Aviva plc registration statement filed on 7 October 2009)

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002