Form 20-F
period 2010-12-31
AVIVA PLC
filed 2011-03-24
CIK 1140022

As filed with the Securities and Exchange Commission on March 24, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34486

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:

Ordinary Shares, 25 pence par value each                     2,820,148,642

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T § 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

Yes ☐	No ☐

**This requirement does not apply to the registrant until its fiscal year ending December 31, 2011

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Aviva plc Annual Report on Form 20-F 2010	Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	17, 99, 272
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	111 - 124
Item 4.	Information on the Company
	A.	History and development of the company	2, 96
	B.	Business overview	2 -14, 18-31, 32 - 40, 105 - 110, 291 - 294
	C.	Organisational structure	15 - 16
	D.	Property, plants and equipment	40
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	17 - 31
	B.	Liquidity and capital resources	46 - 48, 100 - 104, 249 - 251
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	17 - 31
	E.	Off-balance sheet arrangements	99
	F.	Tabular disclosure of contractual arrangements	41
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	50 – 52
	B.	Compensation	71 - 94
	C.	Board practices	56 - 67, 71 - 94
	D.	Employees	164, 304
	E.	Share ownership	84 - 85, 87, 195 - 198
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	273
	B.	Related Party Transactions	98, 260 - 261
	C.	Interests of Experts and Counsel	n/a
Item 8.	A.	Consolidated statements and other financial information	17, 99, 125 - 270, 279 - 294
	B.	Significant changes	n/a
Item 9.	The Offer and Listing		272
Item 10.	Additional Information
	A.	Share capital	195 - 198, 96 - 97
	B.	Articles of association	295 - 300
	C.	Material contracts	300
	D.	Exchange controls	300
	E.	Taxation	300 - 302
	F.	Dividends and paying agents	302
	G.	Statements by experts	n/a
	H.	Documents on display	302 - 303
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		44 - 47, 111 - 124
Item 12.	Description of Securities Other Than Equity Securities		303
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		304 - 305, 306
Item 16A.	Audit Committee Financial Expert		105
Item 16B.	Code of Ethics		105
Item 16C.	Principal Accountant Fees and Services		67, 165
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		304
Item 16F	Change in Registrant’s Certifying Accountant		n/a
Item 16G	Corporate Governance		62 - 63, 304
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		125 - 270
Item 19.	Exhibits		312

Glossary			308 - 310
Signatures			311

Aviva plc
Annual Report on Form 20-F 2010

i

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

# Main contents

## In this Form 20-F

| | Page |
|---|---|
| Performance review | 02 |
| Governance | 49 |
| Shareholder information | 95 |
| Financial statements IFRS | 125 |
| Additional disclosures for SEC | 271 |
| Other information | 307 |

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

ii
Aviva plc Annual Report on Form 20-F 2010	Forward looking statements

This Annual Report contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but may not be limited to, those set forth under “Financial and operating performance” starting on page 18 and “Risks relating to our business” starting on page 111, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

■	the impact of difficult conditions in the global capital markets and the economy generally;
■	the impact of government and central bank initiatives related to the difficult economic environment;
■	defaults and impairments in our bond, mortgage and structured credit portfolios;
■	the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;
■	changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;
■	risks associated with arrangements with third parties, including joint ventures;
■	inability of reinsurers to meet obligations or unavailability of reinsurance coverage;
■	a decline in our ratings with Standard & Poor’s, Moody’s, Fitch and A.M. Best;
■	increased competition in the UK and in other countries where we have significant operations;
■	changes to our brand and reputation;
■	changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
■	a cyclical downturn of the insurance industry;
■	changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;
■	the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
■	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
■	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
■	the effect of various legal proceedings and regulatory investigations;
■	the impact of operational risks;
■	the loss of key personnel;
■	the impact of catastrophic events on our results;
■	changes in government regulations or tax laws in jurisdictions where we conduct business;
■	funding risks associated with our pension schemes;
■	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
■	the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

You should also not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Annual Report. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

01
Aviva plc
Annual Report on Form 20-F 2010
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information
Performance review

# Performance review

## In this section

| | Page |
|---|---|
| Information on the company | 02 |
| Organisational structure | 15 |
| Selected consolidated financial data | 17 |
| Financial and operating performance | 18 |
| Analysis of investments | 32 |
| Property | 40 |
| Contractual obligations | 41 |
| Risk management | 42 |
| Capital management | 46 |
| Accounting basis of preparation | 48 |

02
Aviva plc Annual Report on Form 20-F 2010	Performance review

History and development of Aviva

General

We are a public limited company incorporated under the laws of England and Wales. We are one of the world’s leading global insurance groups. We are the sixth largest insurance group in the world, based on gross written premiums for the 2009 year. We are one of the top five providers of long-term insurance and savings products in the UK, Ireland, the Netherlands, Poland and Spain and one of the top ten providers of long-term insurance and savings products in France and Italy for 2009. More detail is provided within the operating segment review later in this section. Our main activities are the provision of products and services in relation to long-term insurance and savings, general insurance and fund management.

Our history

The Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002.

CGU plc and Norwich Union plc were both major UK-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories. CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc. Hand in Hand, which was incorporated in 1696, was acquired by Commercial Union in 1905, which itself was incorporated in 1861. General Accident plc was incorporated in 1865. Norwich Union plc was founded as a mutual society in 1797 and operated as such until 1997, when it demutualised and became an English public limited company.

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

In January 2010 we integrated our life, general insurance and health businesses in the UK under one CEO. We also announced the acquisition of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors business.

Further details of recent acquisitions and disposals can be found in the section ‘Financial statements IFRS – Note 3 – Subsidiaries’.

Business overview

Our aims and strategy

We have simplified and streamlined the Group, moving from a federation of independent businesses to a successful global business. However there is no doubt the world has changed significantly in the last few years.

This is particularly true for Aviva’s customers, who are responding to the uncertain economic climate and lower disposable incomes by paying down debt and saving more, to ensure a more secure financial future for themselves and their families. For insurance companies, such as Aviva, the capital constraints of today demand investment discipline, greater strategic focus and strong balance sheets. In addition, the regulatory environment has moved towards greater regulatory scrutiny and the advent of Solvency II.

We assessed our strategic direction against the backdrop of these changes and came away with three principal conclusions:

■	Increasing geographic focus

We will focus on markets where we have strength and scale. In determining our focus we will judge markets on their potential to generate both $100 million of adjusted operating profits and a 12% return on capital employed, or $1 billion of franchise value for younger businesses. This focus will allow us to capitalise on our leading market positions in the UK and Europe, the world’s largest life and pensions market.

■	Benefiting from the combination of life and general insurance

Our life and general insurance operations are excellent businesses in their own right, but in addition to their inherent strengths there are significant advantages of running these businesses under one brand and in one group, supported by Aviva investors.

■	Building on our core strengths

To be the best in both life and general insurance, we will focus on our four core strengths of marketing and distribution, financial discipline, technical excellence and operational effectiveness, benefiting from a powerful brand and growing customer franchise.

Our business

Overview

Our principal activity is the provision of financial products and services, focused on the following lines of business: long-term insurance and savings business, general insurance and health and fund management.

Our business is managed on a geographic basis through a regional management structure based on four regions: UK, Europe, North America and Asia Pacific. The four regions function as six operating segments as both the UK and Europe regions are split into two operating segments. Due to the size of the UK region it is split into the UK Life and UK General Insurance segments, which undertake long-term insurance and savings business and general insurance respectively. In Europe, Delta Lloyd is managed separately from the other European businesses; therefore the region is split into Aviva Europe and Delta Lloyd operating segments.

Aviva Investors, our fund management business and sixth operating segment, operates across all four regions providing fund management services to third-party investors and to our long-term insurance business and general insurance operations.

For information on the main categories of products sold in each of these geographic segments over the last three years, see ‘Financial and operating performance – Regional performance’.

Our geographic operating segments offer the following lines of business to a greater or lesser extent:

Long-term insurance and savings business

Long-term insurance and savings business accounted for over 75% of our total business based on sales for the year ended 31 December 2010. We reported total long-term insurance and savings new business sales of £33.4 billion and investment sales of £4.0 billion for the year ended 31 December 2010. Our focus remains on growing our business profitably and improving our operational efficiency so that we can fully benefit as our major markets return to economic growth.

Performance review

03
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Market position

In the UK we have a market share of 11% based on annual premium equivalent (APE) according to the Association of British Insurers (ABI) quarter three 2010 data. APE is a recognised sales measure in the UK and is the total of new annual premiums plus 10% of single premiums. Long-term insurance and savings products in the UK represented 25% of our worldwide sales for the year ended 31 December 2010.

Long-term insurance products from our European businesses (excluding the UK) represented 40% of total Group worldwide sales for the year ended 31 December 2010.

In North America our life and annuity business is a leading provider of both fixed indexed life and fixed indexed annuity products, according to reports in 2010 from LIMRA and AnnuitySpecs.

In the Asia Pacific region we operate in nine countries with businesses at different stages of development.

Brands and products

In the UK we operated under the Norwich Union brand until June 2009, when Norwich Union became Aviva. Following the rebrand of Hibernian Aviva in Ireland to Aviva in January 2010 and Aviva Commercial Union in Poland to Aviva in June 2010, we operate under the brand name Aviva throughout Europe and the rest of the world. The exception to this is in the Netherlands, where we operate under the Delta Lloyd brand.

Our long-term insurance and savings businesses offer a broad range of life insurance and asset accumulation products. Our products are split into the following categories:

■

Pensions – a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.

■

Annuities – a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

■

Protection – an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

■

Bonds and savings – accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans, mortgage endowment products and funding agreements.

■	Other, which includes equity release and structured settlements.
■	Investment sales comprise of retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and Open Ended Investment Companies (OEICs).

Some of our insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contacts.

General insurance and health

General insurance and health insurance together accounted for 21% of our total sales for the year ended 31 December 2010.

In the year ended 31 December 2010, we reported general and health insurance net written premiums of £9.7 billion.

Market position

We are one of the leading general insurers in the UK and Ireland based on gross written premiums for the year ended 31 December 2009 and we are one of the top five general insurers in Canada and the Netherlands, as based on gross written premiums for the year ended 31 December 2009. The Group has other European general insurance operations in France, Italy, Poland and Turkey, and in Asia Pacific we sell general insurance and health products in Malaysia, Singapore, Indonesia and Sri Lanka.

In the year ended 31 December 2010, 47% of our total general insurance and health business was written in the UK.

Brands and products

Our general insurance business currently operates under different brand names, with Aviva and the RAC in the UK and Delta Lloyd in the Netherlands. Our other general insurance operations in Europe, Canada and Asia Pacific operate under the Aviva brand. During 2010, businesses in Ireland and Poland completed their transition to the Aviva brand as part of a global branding exercise. RAC in the UK and Delta Lloyd in the Netherlands will remain unchanged.

Our general insurance business concentrates on personal lines and commercial lines insurance through the provision of motor, household, travel, creditor, commercial liability and commercial property coverage. Our health insurance business concentrates on private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products.

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

Market position

Aviva Investors is ranked 32nd globally by assets under management, according to Cerulli Associates’ December 2009

04
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

ranking of asset managers by assets under management. Aviva Investors operates under a single brand in 15 countries across our regions of the UK, Europe, North America and Asia Pacific. The other fund management businesses of Aviva comprise our collective investment business with the Royal Bank of Scotland Group in the UK, Delta Lloyd in the Netherlands and our Navigator wrap administration business in Hong Kong and Singapore. Total worldwide funds managed by Aviva Investors at 31 December 2010 was £260 billion, the substantial majority of which currently relates to Aviva’s insurance and savings operations.

Brands and products

Our business in the UK manages investments including equities, fixed income, property, hedge fund and socially responsible investments (SRIs) on behalf of institutional, pension fund and retail clients. Up until 31 December 2010, we also sold retail ISAs, unit trusts, OEICs and structured products under the Aviva Investors and the Royal Bank of Scotland Group (RBSG) brands.

Operating segments

Each operating segment has a member of our executive management team who is responsible for it and who is accountable to the group chief executive for the operating performance of their segment. The full membership of our executive management team is set out on page 52. This structure for our operating segments is intended to ensure the Group’s ability to take advantage of market opportunities, improve speed of response, eliminate duplication of effort, and encourage the sharing of best practice in the interests of our customers and shareholders, while providing local knowledge.

United Kingdom Aviva

Business overview and strategy

As a leading UK insurer, our UK business operates through two major brands, Aviva and RAC. Our aim is to provide prosperity and peace of mind to the 19 million customers, or one in three UK households, who hold either long-term insurance, general insurance, healthcare or motoring services products with us. Aviva is a leading insurance brand and customer franchise in the UK. We have significant customer reach with customers able to purchase our products direct, through intermediaries, and through significant partnerships with the top UK banks and other institutions such as the Post Office.

We employ 21,000 people and operate from a number of locations throughout the UK, including York, Norwich, Perth, Glasgow, Eastleigh, Bristol and Sheffield. We also have outsourcing relationships with a number of partners including Swiss Re, Scottish Friendly and International Financial Data Services (IFDS) in the UK, and WNS in India and Sri Lanka.

The UK life and general insurance businesses were drawn together under common leadership at the start of 2010, creating significant opportunities for shareholders and customers. We identify brand, financial strength and a commitment to service, as our key strengths. Our core strategy is to leverage our range of market-leading products, our extensive distribution network and our customer base to outperform the UK market. We believe that our rigorous use of capital, further improvement in customer retention, reduction in new business acquisition costs and increase in productivity through the simplification of processes, services and costs will drive greater value for shareholders.

In 2010, Aviva’s UK markets have continued to be affected by the challenging economic conditions experienced by the UK as a whole, including the slowdown in the housing market.

United Kingdom Aviva Life

Business overview and strategy

Our UK life insurance business is a leading long-term insurance and savings provider in the UK with a market share of 11% based on third quarter 2010 ABI returns. Our key strengths include a balanced distribution and broad product mix, a strong brand, and underwriting and risk management expertise. This breadth of distribution and product range aims to makes us more resilient to changes associated with the implementation of the Retail Distribution Review. We seek to outperform the UK Life market while delivering enhanced margins and an increase in Internal Rate of Return (IRR).

Market and competition

The UK long-term insurance market is highly competitive. According to research undertaken by Aviva, in conjunction with Deloitte, there is a potential annual pensions gap of some £317 billion, the difference between what an individual saves today, and what they need to save in order to pay for a comfortable standard of living in retirement. Research by Swiss Re also identifies a potential protection gap of £2.4 trillion, which is the difference between the life insurance and financial protection cover an individual has and the amount they need to meet their needs. We believe these shortfalls offer significant opportunities for long-term insurance companies within this market.

The UK long-term insurance market is highly competitive. We consider our main competitors to be Prudential, Legal & General, AEGON, Standard Life and Lloyds Banking Group. The principal competitive factors for our life insurance business in the UK are:

■	Financial strength and ratings;
■	Brand strength and customer advocacy;
■	Focus on customer and quality of service;
■	Range of product lines and quality of products on offer;
■	Strength of distribution channels;
■	Pricing; and
■	Investment management performance.

Products

We provide an extensive product range in the UK that covers pensions, annuities, protection, bonds and savings and equity release products, as well as investment products. We hold strong positions in each of our key markets of savings, protection, and annuity products based on APE in 2010 according to ABI returns.

We write both non-profit and with-profit business. Non-profit business means that shareholders retain 100% of the distributed profits. With-profit business means that policyholders are entitled to at least 90% of the distributed profits, with shareholders receiving the balance.

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

The pensions and retirement products we offer include stakeholder, personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced and with-profit pension annuities.

Performance review

05
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Distribution

We have a multi-distribution strategy. We are a leading provider in the intermediary market with the majority of our sales through independent financial advisers (IFAs). This is particularly the case for our savings and investment products as customers seek advice due to the complex nature of the products, the regulation surrounding them and the need for these products to meet the individual circumstances of the customer.

We are a leading insurance partner for the biggest UK banks and building societies. We recently agreed the renewal of our successful strategic partnership with Royal Bank of Scotland Group with a new, exclusive seven year distribution agreement for the sale of life, protection and pensions products from 1 January 2011. We will also be launching life protection products through the extension of our existing general insurance distribution agreement with Santander from June this year. We have strong existing relationships with a number of banks and building societies, distribution deals with the Co-operative Insurance Society and the Post Office, and growing corporate and direct channels.

United Kingdom Aviva General Insurance

Business overview and strategy

Aviva is a leading general insurer in the UK, with a market share in 2009 of over 10% according to Datamonitor. We focus on personal and commercial insurance and are also a leading provider of motoring services through the RAC, as voted by the JD Power survey since 2006.

Our key strengths include underwriting excellence and product and distribution leadership. We aim to maintain a market leading position while focusing on insurance fundamentals to maximise returns through the insurance cycle. We seek to provide excellent customer service, maintain disciplined underwriting and pricing and control the impact of claims inflation.

Market and competition

The UK is the third largest insurance market in the world according to the ABI based on data for 2009. In 2009, the top four companies had approximately 36% (2008: 39%) of the general insurance market share, based on Datamonitor figures for gross written premiums.

Insurance profits in the UK general insurance market are cyclical in nature, with different segments of the market at different stages in the cycle. In personal motor we have seen significant premium rate increases in 2010 in response to recent increases in claims costs and frequencies, most notably for bodily injury claims. Homeowner rates have seen little movement reflecting a competitive environment and the depressed housing market. Conditions in commercial lines have also remained competitive with rating increases proving difficult to achieve. We are growing our capability in Corporate Risks and Specialty Lines business, building on our core underwriting and pricing strengths to win in these markets.

In recent years, the growing proportion of commercial brokers seeking to trade with us online has led us to invest more heavily in our e-commerce propositions, ensuring we remain competitive and alert to evolving customer needs in this important distribution channel.

We consider our main competitors to be RBS, RSA, AXA, Zurich, Lloyds Banking Group, Allianz and The Admiral Group. The principal competitive factors for our general insurance business in the UK are:

■	Range and quality of products;
■	Access to distribution;
■	Pricing and underwriting discipline;
■	Brand association;
■	Customer satisfaction;

■	Claims handling; and
■	Cost management.

Products

We provide a range of general insurance products focused on personal and commercial customers. We held top three positions in all our major classes of business for 2009, according to Datamonitor, based on gross written premiums. Our general insurance business mix is approximately 60% personal lines and 40% commercial lines.

Our general insurance products include personal motor, home, travel, payment protection, commercial motor, commercial property and commercial liability insurance. We also offer a range of breakdown products through the RAC.

Our personal motor insurance product range includes cars, motorcycles and vans. For businesses we offer cover for fleets and commercial vehicles.

Our home insurance products include building and contents insurance and home emergency cover.

Our commercial products focus on insurance for small to medium enterprises and, from 2010, the larger UK corporate risk market. Looking forward we are aiming for controlled expansion in both the corporate risks and specialty lines.

Distribution

We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our website www.aviva.co.uk, via brokers and through over 100 corporate partnerships. Our RAC insurance offerings are also available through price comparison sites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of the advice required by business customers.

As part of our strategy to increase our appetite in the Corporate Risks Sector (CRS), we now have a bespoke trading floor in the City of London, providing direct access to our CRS specialists.

Europe

Regional overview and strategy

Europe (excluding the UK) offers a huge opportunity for Aviva, with $1.7 trillion growth in life and pensions assets expected between 2009 and 2014, according to Oliver Wyman. We have a major presence in the five markets of France, Ireland, Italy, Poland and Spain, which between them represent nearly 80% of our new business premiums. We are also focused on increasing our presence in the growing markets of Russia and Turkey and continue to manage our strategic investment in Delta Lloyd in the Netherlands.

Through our leading bancassurance franchise and established retail networks, we offer a range of life, pensions, general and health insurance and asset management propositions, providing the diversity and competitive strength that only a composite insurance model can offer. We are already a top six provider in our five largest markets for life products1 and have a strategy to grow our general insurance presence.

Aviva Europe

Our Quantum Leap transformation plan is focused on delivering benefits in the markets of France, Ireland, Italy, Poland, Spain, Russia and Turkey. Across these we operate a composite model, selling life and pensions products, general insurance products and

1	Based on regulatory data from FFSA,, IIF, ANIA, KNF, ICEA

06
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

providing asset management propositions. In Russia and Spain we currently have a purely life distribution model.

This pan-European composite distribution model enables us to exploit our existing relationships and networks in order to develop higher margin customer targeted products, to improve our product mix by increasing sales of protection and unit-linked products and to expand our general insurance distribution. Our strategy is focused on developing five core capabilities, which are:

■	Customer-focused multi-channel distribution;
■	Product simplification and innovation;
■	Shared operational excellence;
■	General insurance claims management; and
■	Governance and risk management.

We have a strong bancassurance model that serves customers throughout Europe via 55 banking agreements. We have strong partnerships including Credit du Nord in France, six of the savings banks in Spain, Allied Irish Bank in Ireland and relationships with five banks in Italy, including UniCredit Group.

We also have a significant retail franchise, with a presence in all of our markets, operating through more than 8,000 direct and tied agents across 30 networks and with an independent sales force of 6,000 consultants. This is supported by our move to a single retail operating model, where shared tools and the creation of centres of excellence are enabling us to maximise our sales capability.

We are also building a shared platform that will provide us with the ability to meet the demands of each prospective partner’s requirements in a rapid and efficient way, creating value for both Aviva and our partners, all whilst driving down the cost per policy. This strategy is enabling us to increase our sales force productivity, improve customer retention, develop and price innovative and customer-centric product propositions and create economies of scale through pan-European cost management.

Market and competition

The region is split between mature Western European markets with high wealth and insurance penetration and the developing markets of Central and Eastern Europe. Competitive intensity and market consolidation varies across the region depending on the size and stage of development of each market. Across the region consolidation is low; based on total insurance premiums from the CEA the top five insurers hold less than 35% of the market.

Our competitors comprise a mixture of large pan-European insurers, such as Allianz and AXA, and local insurers, such as Powszechy Zaxlad Ubezpieczan (PZU) in Poland and CNP Assurances (CNP) in France. The largest insurers across the region are Allianz, Generali and AXA.

Market data from SwissRe SIGMA shows that as at 31 December 2009, Aviva has a 5.5% share of the life markets in which we operated (including the UK and non-participatory investment contracts, excluding business written outside of Europe, non-primary insurance and inaccessible markets, for example compulsory healthcare), which makes us the fourth largest insurer in Europe.

We have several strengths that we believe give us a competitive advantage in Europe, which include:

■	our strong bancassurance franchise;
■	our diversified insurance model;
■	our firm establishment in the markets in which we have chosen to compete; and
■	our pan-European transformation plan.

All of these strengths support our efficient, effective, composite insurance model and allow us to pursue growth potential in the underpenetrated markets of Russia and Turkey.

France

Business overview and strategy

Aviva France is one of the top ten insurance businesses in France, being sixth in life insurance and eighth in general insurance as measured by gross written premiums, according to L’Argus de l’Assurance, as at 31 December 2008. Our life business has a 4.5% market share according to the Fédération Française des Sociétés d’Assurances (FFSA) as at 31 December 2010, based on gross written premiums. Our general insurance business has a 1.9% share of the market as based on 2010 premium income, according to the FFSA, measured by gross written premiums. Our health business has a 2.3% share of the market based on 2008 premium income, also according to the FFSA, measured by gross written premiums.

We offer a range of long-term insurance and savings products, primarily for individuals, which focus on the unit-linked market. We have a longstanding relationship with the Association Française d’Epargne et de Retraite (AFER), which is the largest retirement savings association in France with 730,000 members as at 31 December 2010. We have a strong partnership with Crédit Du Nord, operating through 931 bank branches as at 22 September 2010. Aviva France operates through two main companies: Aviva Vie and Antarius.

In our general insurance business we predominantly sell personal and small commercial lines insurance products through an agent network and our direct insurer, Eurofil.

Our strategy for Aviva France is to continue the diversification and growth of our business and to maintain a high level of profitability. We seek to accomplish these goals through our distribution expertise, innovation of products and services, greater communication and brand visibility.

Market

We believe that the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions. We also believe that the current volatility in the financial markets has affected customer confidence in purchasing risk bearing products although we believe that over a longer period, multi-funds policies and unit-linked funds are the best insurance vehicles for performance. In the context of the ageing population and economic crisis, we believe our customers are expressing the need to be reassured and protected financially. We believe that there are real needs for protection in the form of long-term care and safeguarding wealth.

The increase in health spending and the public authorities’ difficulties in financing the system are leading to a gradual transfer of health spending to private insurers. The general insurance market in France is mature and characterised by fierce competition. For several years, price competition was high as they aimed to gain market share, particularly in the personal lines market. Price competition has, however, reached its limits as the market currently faces increased claims frequency and a higher average claims cost. In the last few years, the industry has also faced major climatic events (storms Quentin, Klaus and Xynthia as well as floods) which have impacted general insurers’ results.

Products

Aviva France provides a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The main products sold through our life channel are long-term savings, pensions and regular premium products and a broad range of protection products. We are the main distributor of the AFER product which is a leading savings product, benefiting from high customer confidence, a

Performance review

07
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

strong reputation and strong financial performance. In particular we believe we have developed a reputation for excellence in unit-linked products with on average 50% of our unit-linked funds being first quartile performers in 2009, according to Aviva Investors France.

Aviva France holds a majority stake in Union Financière de France (UFF) which we believe has gained a reputation for expertise in managing, selecting and distributing mutual funds and sourcing tax optimisation products.

In the general insurance market, our product range includes household, motor, health, legal protection products and also a broad range of insurance products for farms, craftsmen, tradesmen and small to medium sized entities and specific products for building firms and motor fleets.

Distribution

Aviva France has developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail networks sell through 870 tied agents, a direct sales force composed of 338 advisors and 662 UFF consultants and more than 1,000 active brokers in the life, health and construction markets. Direct distribution is sold through Eurofil for personal general insurance, Aviva Direct for health and protection and Epargne Actuelle for the AFER product.

Eurofil is the second largest direct general insurer and Aviva Direct is the second largest insurer of funeral expense plans in France by number of policies according to the FFSA as at 31 December 2009.

We also operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale selling life, savings, protection and general insurance products. This partnership gives Aviva access to 1.8 million customers, as at 31 December 2010. We also have several partnerships with car manufacturers including Volvo, Ford, Mazda, Mercedes Benz and GM.

Ireland

Business overview and strategy

Aviva Ireland had a 16% share of the Irish long-term insurance and savings market in 2009 based on gross written premiums according to the Irish Insurance Federation (IIF), and is the fourth largest life and pension provider in Ireland. Our general insurance business is the largest in Ireland, with a market share of 16% in 2009 according to the IIF. Aviva has a 13% market share making it the third largest health insurer in Ireland based on research conducted by REDC Research and Marketing (REDC) on behalf of the Irish Health Insurance Authority (HIA). Aviva Ireland has over one million customers across its general insurance, life & pensions, asset management (which is managed by Aviva Investors) and health insurance businesses.

Our strategy is focused on delivering sustainable, profitable growth, maximising capital generation and leveraging our product portfolio.

Market

The life insurance market in Ireland is largely consolidated with approximately 78% of the market share being held by the top four providers, including Aviva, according to a report by IFF based on 2009 gross written premiums. We believe that customers have moved away from traditional life products in Ireland because of volatility in the stock markets and a slowdown in the housing market in the last three years.

We believe that the general insurance market in Ireland remains extremely competitive in both personal and commercial lines, with large weather related losses in 2010 across the market in January, November and December. Motor is the largest class of business representing 43% of the general insurance market followed by property which accounts for 30% of the market at 31 December 2009, according to the IIF.

Products

Our long-term insurance and savings business offers a comprehensive range of protection, bonds and savings and pension products. The protection products include single, dual and joint life insurance, mortgage protection, specified illness and guaranteed whole life cover products. The pension range covers retirement and investment products including government promoted personal retirement savings account (PRSA) schemes.

Our general insurance and health businesses provide a wide range of products including property, motor, travel, farm and business insurance. Our motor business is more focused on personal lines, while our property business is primarily commercial lines. Our health insurance business provides a range of plans in both the personal and company plan sector with access to hospitals, treatment and scan centres.

Distribution

Aviva Ireland has a wide range of distribution channels, including intermediary channels such as brokers, bancassurance partners, corporate partners and direct channels including call centres, internet and a nationwide branch network.

Our long-term insurance and savings products are distributed through our broker network, our bancassurance partnership with Allied Irish Bank plc (AIB) and our branch network. Our general insurance business is sold through all of our distribution channels, with an increasing proportion offered by direct and corporate partners. We also provide branded products for a number of financial institutions, namely AIB, Ulster Bank and Postbank. Traditionally the majority of our health business was sold via our direct channels; however there has been a significant increase in the business sold through the intermediary channel in 2010.

Italy

Business overview and strategy

Aviva Italy is the country’s sixth-largest life insurer, with a market share of 5% based on 2009 premiums according to Associazione Nazionale fra le Imprese Assicuratrici (ANIA). We are the 13th largest general insurance company in Italy with a market share of 1%, and over 2.3 million customers, according to ANIA.

Our strategy is to continue to work with our partners on new products, suited to the current markets, to develop our bancassurance relationships and to expand our customer reach, through customer penetration and expanding our distribution reach.

Market

In the Italian life market, large groups dominate the market, with the top four providers writing 50% of the life premium income in 2009 according to ANIA. After the decline in the market in 2008, the insurance industry in Italy reported a strong growth in volumes in 2009 with gross written premiums up by 28% to €118 billion according to ANIA. The life segment grew by 49% driven by the strong demand by customers for with-profit products. The general insurance segment declined 2% due to a reduction in the motor segment.

In the Italian market, we believe that many customers prefer investment products from well-established long-term insurance companies as long-term savings vehicles. We also think that consumers prefer developing a personal relationship with the bank distributing products through one-to-one contact. Internet and telephone channels are not widely used in Italy.

08
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Over the last few years, the Italian government has introduced legislation to break the exclusive relationship between general insurance companies and their ‘tied’ agents and therefore has widened the availability of general insurance products from different insurers. This has opened up the general insurance marketplace to increased competition from different channels.

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions. The largest segment is single and regular premium savings and investment products. These include unit-linked policies linked to a range of investment funds as well as profit-sharing policies where there is a minimum annual return credited to the policy and the potential for an additional bonus. Also, we provide index-linked products where there is typically some protection of capital at the end of the policy term and a pay-out linked to the performance of an index or basket of shares.

A growing area of the market is credit protection insurance, where protection on death and disability is provided for mortgages and credit loans. Individual and group pension plans are also available and this part of the market is expected to grow in the long-term given the ageing population and government reforms to reduce the cost of state retirement provision. Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as small commercial risk insurance, including marine insurance, to businesses. For reporting purposes the Italian general insurance business is shown within ‘Other Europe’ in the general insurance segment.

Distribution

Our products are distributed principally through bancassurance partnerships with UniCredit Group, Banco Popolare Italiana Group (BPI), Banca Popolari Unite (BPU) and Unione di Banche Italiana (UBI). These partnerships give us access to more than 6,300 branches. In addition, we also have 650 insurance agents and access to approximately 5,100 sales advisers, as at 31 December 2010.

We distribute general insurance products primarily through agents and brokers, with a growing proportion of bancassurance sales.

Poland (including Lithuania)

Business overview and strategy

Our Polish life operation is the fourth largest overall life insurer in Poland (including JV Life), with a market share of 6% based on total premium income as at 30 September 2010 according to the Polish Financial Supervision Authority (KNF). Aviva Poland completed its rebrand to Aviva in June 2010. It has more than 900,000 individual and group customers and manages over £3.1 billion of customers’ assets, providing both long-term insurance and savings products. Our businesses have approximately 2,600 direct sales force members with 60 sales branches across the countries as at 31 December 2010.

Aviva Poland has been one of the leaders of the second-pillar pension fund market since its launch in 1999. Second pillar pension funds are privately managed with first pillar being the pay-as-you-go state pensions and third pillar being voluntary contributions.

We have seen two tranches of significant legislative changes to the pensions market in the last two years. In 2010 a change was made to pensions’ legislation which limited pension funds’ potential income through a reduction of contract fees and a cap on total asset management revenues. From 1 April 2011, a further change has been announced whereby contributions received by mandatory pension funds will be reduced from 7.3% of gross salary to 2.3%.

This has had the effect that our pensions business in Poland has a market share of around 24% down from 25% last year and 2.8 million customers. Our product strategy for pensions is to retain our status as one of the market leaders in terms of assets and customers. In the short term we have overhauled our compensation and bonus structure for our sales force with the aim of linking compensation directly with the value generated by the sale.

Our general insurance business in Poland commenced in 1997 and continues to develop. For reporting purposes the general insurance business is shown within ‘Other Europe’ in the general insurance segment.

Market

The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to our analysis of KNF statistics.

In 1999, Poland launched a comprehensive reform of its state pension system and created privately managed funds. This enabled private companies to offer pension products and made it obligatory for all employees under 30 years of age to join one of the competing pension funds. As described above, from 2010 the Polish government started to implement restrictions on the fees that pension fund management companies can charge, and it is expected that the government will start to take higher proportions of pension payments in 2011.

The general insurance market is continuing to grow, although at a slower rate than the long-term insurance and savings market. Growth is mainly driven by household and travel personal lines and an increase in rates in commercial lines.

Products

Our life business in Poland provides a broad range of protection, annuities and bonds and savings products. For individuals it offers unit-linked life policies, annuities, single premium savings and health insurance. For institutions it offers group life insurance and employee pension programmes, which are both unit-linked products.

Our pension business offers a standard product for all customers as part of the privately managed second pillar pensions market.

We offer general insurance products to both institutions and individuals in Poland. For institutions we offer selected commercial lines risks such as fire and loss-of-profit insurance, technical insurance, insurance against loss of property during transportation, civil liability insurance and commercial health insurance. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation.

Distribution

The direct sales force is the main distribution channel for most of the Polish group and is made up of 2,400 tied insurance agents whose work is co-ordinated by a network of our sales branches run by over 250 sales managers.

We are developing our bancassurance distribution channel. Our biggest relationship is a joint venture with Bank Zachodni WBK (a subsidiary of AIB) that sells both life and general insurance products through the bank’s network of over 600 branches. We also co-operate with independent insurance agencies and brokers. We believe that these insurance brokers play a key role in selling commercial lines general insurance. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales. We also have a direct

Performance review

09
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

platform (internet and call centre) for distribution of motor insurance.

Spain

Business overview and strategy

Aviva Spain is the country’s fifth-largest long-term insurer by gross written premiums with a market share of 7% in the third quarter of 2010 according to Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA). Aviva Spain sells long-term insurance and savings, health and accident insurance in Spain through a bancassurance network based on joint ventures with six banks (Bancaja, Caja España, Caixa Galicia, Unicaja, Caja Granada and Cajamurcia) and through Aviva Vida y Pensiones, the wholly owned Aviva branded long-term insurance company.

Our strategy in Spain is to further develop our bancassurance relationships and attract new partners when the opportunities arise. We also intend to develop our general insurance offerings through our existing partnerships. Overall, we will continue to be customer-focused, react quickly to market trends and maximise the sales of our core products, such as pensions and savings.

Market

We believe Spain’s savings banks, ‘the cajas’, continue to be under pressure and a number may have to pursue mergers to secure their positions. Any opportunities arising from this will be considered by Aviva on their individual merits. In relation to distribution agreements with bancassurance partners, Aviva is also protected financially within our contracts with the cajas should a merger result in the insurance services of the newly merged company being awarded to the insurer of the other party involved.

The top positions in the long-term insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 65% of gross written premiums in the third quarter of 2010 in the Spanish life insurance market according to ICEA.

Customers in Spain are accustomed to receiving advice through traditional banking channels, and we leverage our cajas’ distribution channels to capitalise on this characteristic. We believe that customers have a high level of financial understanding and require comprehensive advice on products and services.

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

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

■	Aseval – in conjunction with Bancaja since 2000
■	Unicorp Vida – in conjunction with Unicaja since 2001
■	CxG – in conjunction with Caixa Galicia since 2001
■	Caja España Vida – in conjunction with Caja España since 2001
■	Caja Granada Vida – in conjunction with Caja de Granada since 2002
■	Cajamurcia Vida – in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers) and a direct sales force, supported by a branch office network and call centres.

The strength of our distribution relationships has enabled us to maintain our position as the second largest provider of protection products in the market, according to the ICEA at 30 September 2010.

Russia

Business overview and strategy

Aviva Russia is ranked fifth in the life insurance market with a 7.8% market share according to the data published by the market regulator, Finance and the Federal Service for Insurance Supervision (FSSN) and first in the non-captive Pillar III pension market with 17.5% market share, as at 30 September 2010. We began trading in early 2006, with a strategy that we continue to pursue, to position the business to take advantage of the growth expected to occur as the Russian life insurance industry develops. Compared with the same period last year, in the third quarter of 2010 Aviva’s gross written premiums grew by 142%, which is four times faster than the market, according to FSSN and the insurance market regulator.

Aviva Russia is made up of a life company and two non-state pension funds. Aviva Russia has a Net Promoter Score of 86 in 2010, a score that has been consistently high (2009: 85).

Market

The life insurance market in Russia has grown rapidly from a low base over the last five-year period. Life insurance penetration in Russia is much lower than in other BRIC countries (Brazil, Russia, India and China are all countries that are deemed to be at a similar stage of newly advanced economic development) and we believe demonstrates strong potential for further growth.

Products

In Russia, we sell a range of products including individual accident insurance largely through bank partners, group protection and non-state pension products.

Distribution

At the end of 2010 Aviva Russia had 966,000 customers. Aviva Russia has 19 distribution agreements with banks, operating in 63 out of 83 Russian regions. Approximately 50% of new business sold is Group protection and corporate pensions.

Turkey

Business overview and strategy

AvivaSA, our long-term insurance and savings business in Turkey, is the second largest pension provider in the market in terms of assets under management (‘AuM’), with a market share of 21% as of 24 December 2010 as reported by the Turkish Pensions Monitoring Centre. Our largest competitor in this market, Anadolu, ranks first with a market share of 22%. We are also the fourth largest life insurer in Turkey with a market share of 7% as of 30 November 2010, as reported by the Association of Insurance and Reinsurance Companies of Turkey.

AvivaSA has a bancassurance agreement with Akbank T.A.S. (Akbank), Turkey’s second largest privately-owned bank based in terms of total assets according to The Banks Association of Turkey.

Aviva Sigorta, our general insurance business in Turkey, is the 12th largest general insurer in Turkey with a market share of 3% as of September 2010 according to the Insurance Union of Turkey. Aviva Sigorta has over 750,000 customers and a sales force of over 750 independent agents and brokers.

10
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Our strategy in Turkey is to pursue the high growth potential that we believe this market offers.

Market

We believe that Turkey, with its large population and strong economic growth, is a highly attractive market in the medium term. The pensions market, for example, is growing very fast, increasing 31% in the year to 31 October 2010 according to the TSRBS. The general insurance market is slightly more tempered, growing 5% in the year to 30 September 2010, according to the TSRBS.

Products

AvivaSA’s life and savings products include unit-linked pensions, supplemented by protection insurance and other savings products, which are aimed at medium to high-net-worth customers and the leading national and multinational corporations in Turkey.

Aviva Sigorta sells a diverse range of products including personal motor, household, commercial property, SME, personal accident, marine and travel insurance.

Distribution

In Turkey, we operate through a multi-channel distribution framework consisting of bancassurance, direct sales force, corporate sales, agencies and brokers.

Other Europe

Business overview and strategy

Aviva’s other European businesses are in the Czech Republic, Hungary, Slovakia and Romania. In the Czech Republic we are the 13th largest life insurer, with a 1.4% market share as at 31 December 2010 according to the Czech Insurance Association. We have more than 50,000 customers and 115 staff as at 31 December 2010. In Hungary, we are the seventh largest life insurance business, measured by gross written premiums as at 30 September 2010. Aviva Romania is the fifth largest voluntary pensions provider as at 31 December 2010 as measured by fund value according to the Private Pension Regulator (CSSPP) and the seventh largest life insurance provider as at 30 September 2010 according to data gathered by Signal Iduna in Romania. We are currently continuing to manage these markets for profitable growth.

Market

Across these new European markets there are countries at different stages of development. Hungary and the Czech Republic are the most developed markets although they still have a gap as compared to Western European markets.

Products

Czech Republic sells flexible unit-linked insurance products and group life insurance schemes for corporate clients. Hungary sells flexible unit-linked and traditional life products and sells unit-linked savings products through Brokernet Slovakia. Romania provides traditional life insurance products and started to offer pension products to customers following government reforms introducing compulsory pensions in 2008.

Distribution

In the Czech Republic, our sales force is made up of over 380 agents operating across 14 regional offices, with 17 independent distributors. In Hungary, in addition to the direct sales force we also sell through brokerage partners. In Romania, we distribute through a direct sales force branch network of approximately 500 agents and have bancassurance partners, which include local units of Piraeus Bank, Emporiki and Credit Europe Bank.

Delta Lloyd

Delta Lloyd is one of the top five financial services providers in the Netherlands, with a growing operation in Belgium. Delta Lloyd has been listed on the NYSE Euronext Amsterdam since 3 November 2009. At the time of listing we retained 58.3% of the ordinary share capital and 54.0% of the voting rights in Delta Lloyd. The IPO raised £1 billion of gross disposal proceeds and since then the strategic management of our investment in Delta Lloyd has been managed independently from other operations.

During 2010 Delta Lloyd offered scrip dividends in exchange for cash dividends. We did not exercise this option which resulted in the dilution of our shareholding by 0.7% to 57.6% at 31 December 2010.

Business overview and strategy

Delta Lloyd operates in the life insurance and pensions, general insurance, fund management and selected banking markets in the Netherlands and Belgium. The group employs approximately 5,800 permanent staff as of 31 December 2010. The German life insurance operations are no longer considered core business by management and we ceased writing new business in Germany in the third quarter of 2010.

We identified “Delivering sustainable value for shareholders through long-term focus” as being core to our strategy. To realise this strategy the following initiatives have been implemented:

■	Simplify organisational structure in 2010, with the aim of reducing costs by 2012 compared with the 2010 cost level.
■	Economies of scale through volumes. We will position ourselves through our brands Delta Lloyd, OHRA and ABN Amro Verzekeringen and develop standardised, flexible “white-label” products.
■	Asset accumulation for the longer term via long term pension and investment contracts.
■	Enhance knowledge of the customer and respond to changing customer needs.
■	Prudent risk management by using hedging strategies to protect against interest rate and equity risk.
■

Take a disciplined approach to consolidation. We believe we are well placed for expected future consolidation within our target markets. Delta Lloyd will only consider pursuing mergers and acquisitions if strategic opportunities arise and will create shareholder value.

■

Raise capital through the issue of senior unsecured debt. In October 2010, a European Mid-Term Note (EMTN) programme of maximum £2.1 billion (€2.5 billion) was established to increase Delta Lloyd’s financial flexibility. Under this programme £491 million (€575 million) worth of debt was issued in 2010 which will be used for working capital purposes.

Market

Delta Lloyd continues to operate in a competitive saturated market.

We believe that the Dutch insurance market is mature and cost reduction and economies of scale are becoming increasingly important. Customers are increasingly demanding that suppliers provide value-for-money high-performing products with transparent charges. The Dutch savings market is extremely competitive with banks now able to offer retirement products on the same terms as insurers.

In the life segment the focus is on profitable growth, for example in the group pension market, and retaining customers through the tax favourable bank savings product.

In the general insurance market there continues to be competition on premium rates, particularly in the motor sector, and increasing claims frequencies linked with the economic downturn and weather related events. Managing the claims ratio

Performance review

11
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

and cost savings are the top priority in this highly competitive market.

The credit crisis has resulted in a number of Delta Lloyd’s competitors seeking state or shareholder support. We expect this situation to result in further industry reorganisation and consolidation in the coming years.

In 2010, the Dutch Actuaries’ Association commented that current longevity models have underestimated the longevity improvement trend in the last two decades. A new set of mortality tables has been issued by the ‘Actuarieel Genootschap’ (AG), CBS and the Insurers Association (Verbond van Verzekeraars). The whole Dutch market will be impacted by the assumption changes arising from these new tables.

Products

The long-term insurance and savings business of Delta Lloyd offers a range of protection, bonds and savings and pensions services, including group pension schemes, annuities, unit-linked bonds, savings products and protection insurance.

Our general insurance business offers a well diversified product portfolio including personal, motor, travel and home insurance and small to medium-sized commercial policies.

We also sell retail investment fund and mortgage products in the Netherlands and retail banking products in Belgium.

Distribution

Delta Lloyd distributes long-term insurance and savings and general insurance products under three brands: Delta Lloyd, OHRA and through a joint venture with ABN AMRO. In the Netherlands the Delta Lloyd brand works exclusively with independent insurance intermediaries, while OHRA focuses on direct channels such as telephone, internet and mail. The third brand comprises a joint venture with ABN AMRO, reaching customers through the extensive distribution networks of ABN AMRO bank. The joint venture remains the exclusive insurance partner for the current and future Dutch banking operations of ABN AMRO, including Fortis branches which were integrated in 2010. We believe the Fortis integration will improve the distribution opportunities in bancassurance.

Individual investment products are sold through private banks including ABN Amro, ING and Rabobank.

North America

Regional overview and strategy

Aviva North America consists of two businesses: our life insurance and annuity business in the US and our general insurance business in Canada. Our strategic priorities for the region are focused on driving profitable growth through improving our position and competitiveness in North America through:

■	focusing on our customers with compelling value propositions, enhanced service and personalised customer experience;
■	improving the profitability and capital generation of the North American Region, which is a net capital contributor to the Group;
■	selectively expanding and growing our core life insurance and annuity distribution, products and capabilities;
■	leveraging the sophisticated underwriting capabilities in our general insurance business; and
■	building on our strong high quality relationships with our distribution partners.

Market and competition

The North American region is home to two of the world’s largest and richest economies. Aviva has two businesses that currently serve their respective home markets and are led by our regional headquarters in Chicago.

The US long-term insurance and annuity market and the Canadian property and casualty insurance market are highly fragmented markets with a large number of insurers. Competitors for the products in which we specialise include global insurers such as Allianz, Royal & Sun Alliance, ING and AEGON. Local market competitors also feature in various product segments.

We consider our competitive advantages in the North America region to be:

■	Product innovation combined with a clear customer focus;
■	Quality of distribution partnerships;
■	Sophisticated pricing and underwriting capabilities;
■	Financial strength and performance; and
■	Investment management.

USA

Business overview and strategy

Aviva USA is a leading provider of both fixed indexed life insurance and fixed indexed annuities according to sales reports released in 2010 by the industry’s Life Insurance and Market Research Association (LIMRA) and Indexed Sales and Market Reports from AnnuitySpecs.com.

Over the last several years, Aviva USA has achieved significant growth and market penetration in the US market. Aviva USA’s strategy is to accelerate our growth of life insurance and protection business and to expand our access to savings and income markets. Today, Aviva USA has approximately one million customers and employs more than 1,500 people across the country from its headquarters in West Des Moines, Iowa, and offices in Topeka, Kansas, and Melville, N.Y.

Underlying our strategy is a focus on developing compelling customer value propositions including enhanced product offerings, personalised service and deeper relationships with key distribution partners. We believe that US consumers want to be understood and recognised for the distinct financial needs they face. In 2010 Aviva USA introduced Building insurance around YOU, a strategic focus on the customer with products designed for their individual stage of life. By understanding our customers’ priorities, we believe we can best deliver life and annuity products to meet their changing needs.

Market

According to the World Bank, the US is the world’s largest national economy, based on 2009 GDP. It is also the largest insurance market according to an August 2010 Swiss Reinsurance report on total premiums. This is especially true for retirement savings products as more than 78 million members of the baby boom generation move into retirement in the US. At the same time, the US economy – and its financial sector in particular – continues to feel the impact of the severe contraction due to the financial crisis of the past two years. There are increasing signs of economic recovery and, despite the recession, North America’s economies remain among the world’s largest and its population among the world’s wealthiest. Retirement savings represent 34% of household assets in the US, according to a report by Investment Company Institute, and, despite the uncertainty affecting the financial markets, people continue to save and buy insurance from brands they trust.

In Aviva USA, we believe we are well positioned to respond to customer needs, having savings and investment products with downside guarantees as a major component of our product portfolio. The indexed annuity and indexed life markets in which Aviva USA operates are dominated by a small number of insurers. According to third quarter 2010 data compiled by LIMRA, the top five indexed annuity providers hold 61% of the indexed annuities market, while for indexed life insurance, the top five providers account for 68% of the market. This product segment has seen record sales growth in 2010, and continues to expand with new

12
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

carriers introducing new product options, particularly in the life insurance side of the business.

Products

Aviva’s broad product portfolio offers flexible solutions to multiple customer needs. We offer traditional universal life (UL) and indexed UL products which are designed to accumulate cash values that can later be used, if needed, by our customers. In the protection market, the product offerings include term insurance and secondary guarantee UL insurance designed to offer lower cost death benefit protection with little to no cash accumulation potential. In addition, Aviva offers a wide array of riders to customise the coverage to meet each customer’s unique needs. Amongst the riders is the innovative ‘Wellness for Life’ that offers cost of insurance discounts to insureds that meet certain wellness criteria. The rider benefits include a menu of wellness information services provided through an exclusive relationship with Mayo Clinic Health Services.

In the savings market, Aviva’s fixed annuity portfolio offers customers tax-advantaged savings opportunities and protection against the risk of outliving one’s assets. We are receiving greater demand for the guaranteed lifetime withdrawal benefit which gives customers an opportunity to accumulate premiums at an attractive guaranteed interest rate for the purposes of taking withdrawals over his or her lifetime. In 2010, Aviva USA entered the managed account guaranteed investment contract (GIC) market with a product offering that leverages the investment management capabilities of both our life insurance business and those of Aviva Investors North America. In the past, Aviva has also issued funding agreements in the institutional market.

Distribution

Aviva USA uses a multi-channel distribution strategy to bring its products to market. We leverage these relationships to promote and sell our fixed indexed annuities and life insurance products. Our network covers all 50 states and includes 30,000 annuity and life insurance producers, including career marketing organisations, personal producing general agents, independent marketing organisations and brokerage general agents.

Canada

Business overview and strategy

Aviva Canada has an 8% share of the Canadian general insurance market, with a top five position in all major provinces according to 2009 industry data provided by MSA Research Inc.

We believe that we are well placed in Canada for steady organic growth and that our success is underpinned by strong broker relationships, underwriting excellence and a balanced portfolio of commercial and personal lines. We will continue to develop and leverage our sophisticated pricing and underwriting capabilities. We will also continue to address increasing customer demand for choice and simplicity through our broker-distribution model. In commercial lines, we aim to continue to profitably grow our business by leveraging techniques developed in personal lines in the small and medium enterprise sector.

Market

As the seventh-largest in the world, according to Swiss Re’s Sigma World Insurance Report, Canada’s general insurance market is established and stable. The four largest provinces generate around 90% of total premiums with Ontario, the largest, representing 47% on its own, according to 2009 industry data provided by MSA Research Inc. In recent years the most significant growth rates have been seen in western Canada, where economic development has resulted in significant population increases and a changing demographic profile.

With over 200 insurance companies, the Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies sharing 35% of the market with the top two companies, Intact Insurance and Aviva, controlling 19%. The rest of the industry consists largely of smaller, provincially based or niche companies.

While the direct and affinity channels are gradually increasing market share, the traditional broker channel accounts for over 70% of distribution according to Axco’s Insurance Market Report for Canada. Competition for growth has moved to investment in brokers, direct to consumer marketing, and technology.

Products

We provide a number of general insurance products through our Canadian companies including:

■	Property, home and automobile insurance, including recreational vehicles and mobile homes insurance;
■	Niche personal insurance products including holiday and park model trailers, horses, hobby farms, sailboats, power boats and antique classic and custom cars; and
■	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety.

Distribution

We operate in Canada through a distribution network primarily focused on approximately 1,700 independent retail brokers who distribute our core personal and commercial lines. In addition, we work closely with both independent and wholly owned specialty brokers to distribute group insurance and specialty personal lines, such as insurance for antique cars.

Asia Pacific

Regional overview and strategy

Aviva Asia Pacific operates in nine countries across the region through both joint ventures and wholly-owned operations. China and India, our key strategic markets, have large populations, relatively high economic growth and are expected to generate a significant portion of the insurance growth in Asia in the future. Most of our businesses in our other countries (Singapore, Hong Kong, South Korea, Malaysia, Sri Lanka, Taiwan and Indonesia) are bancassurance led with strong joint venture partners.

Aviva Asia Pacific aims to create franchise value through organic growth. Our goal remains to increase new business sales and increase margins by strengthening our multi-channel distribution platform.

In November 2010 we announced our intention to exit Taiwan as we do not believe we can achieve our desired financial returns in this market.

Market and competition

The Asia Pacific insurance market includes both mature markets such as Singapore, Hong Kong and South Korea and emerging markets such as China and India. China and India are ‘must-win’ markets given their demographics and are expected to generate a very significant portion of the insurance new business in the future. These markets accounted for around 33% of the Asia Pacific segment’s long-term and pension sales in 2010. Markets in South East Asia (Singapore, Hong Kong and Malaysia) remain attractive given their high margins and double-digit growth. These markets represented 36% of the segment’s long-term and pension sales in 2010. South Korea is a large market where we have a successful growing business, accounting for 25% of the segment’s long-term and pension sales in 2010. Other small markets accounted for 6% of the segment’s long-term and pension sales in 2010.

Performance review

13
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

In long-term insurance and savings, we believe that the outlook is positive, with high growth rates expected in the medium-term owing to currently low penetration rates of insurance products in many markets, high GDP growth, generally high savings rates and the growing need for old age provision.

We believe that fundamentals of the Asia Pacific region are highly attractive and competition from both local and international players is increasing as a result. Local companies are our main competitors in most markets.

We believe that the following factors position us well to compete effectively in the region and provide a solid platform for creating franchise value:

■	Balanced portfolio of fast-growing and high-margin markets;
■	Strong position and/or partner in most major markets;
■	Multi-channel distribution, with particular strength in bancassurance;
■	A clear strategy with a sharp focus on franchise value creation and organic growth; and
■	Global group (brand, expertise, capital).

Asia

Business overview and strategy

Aviva has operations in nine markets in Asia, with businesses at different stages of development.

In China, through our joint venture with COFCO Limited (COFCO), we are ranked second in terms of annualised premium equivalent (APE) among 28 foreign insurers according to China Insurance Regulatory Commission as at 30 September 2010. We have a presence in 11 provinces at 31 December 2010, with a total of 44 city branches. We aim to achieve a top ten position by 2014, whilst improving profitability/margins. We will do so by strengthening our multi-distribution competencies and continue to be cost efficient, whilst developing talent and improving customer experience.

In India, we operate in partnership with the Dabur Group through an associate, Aviva Life Insurance Company India Limited. We currently rank 11th among the private life insurance companies in India based on APE as at 30 November 2010, according to the Insurance Regulatory and Development Authority (IRDA). We aim to be amongst India’s top 10 insurers by evolving our product portfolio towards traditional products, increasing productivity of our current bancassurance operations, establishing new bank relationships and continuing to upgrade our agency network into a high-performance channel.

In South Korea we own a 47% stake in Woori Aviva Life Insurance Co., Ltd. through a partnership formed with Woori Finance Holdings Company Ltd. Woori Bank is the second-largest commercial bank in South Korea by market capitalisation. Our business is young and growing; by the end of 2010 we have increased our market share to 2.2% since our entry in April 2008, and we aim to become a top ten player in the medium-term.

In Singapore, we rank fifth in the life long-term insurance market by APE as at 30 September 2010 according to the Life Insurance Association. We are one of the leading bancassurance players in the market. We aim to be a top five player in the life and health market, whilst continuing to improve margins, building on the sales momentum in DBS in 2010 (306% above 2009) and through the launch of our financial advisory channel Aviva Advisors.

In Hong Kong we are ranked 19th in the long-term insurance market by APE as at 30 September 2010 according to the Office of the Commissioner of Insurance. Our strategy is to build scale in this high-margin market by expanding our distribution channels.

In Malaysia we own a 49% stake in two of CIMB Group’s subsidiaries, Commerce Life Assurance Berhad and Commerce Takaful Berhad who have entered into bancassurance agreements with another CIMB Group subsidiary, CIMB Bank. We are ranked 14th with a market share of 1.8% at 30 September 2010. We aim to become a top five life and takaful company in Malaysia.

In 2010, Aviva entered Indonesia through a joint-venture with Asuransi Wahana-Tata. Our business is a top five provider of group health and pension products and we aim to grow the life insurance business.

In Sri Lanka, we own a 51% stake in Aviva NDB. We were ranked the third largest life insurer and fifth largest general insurer in the country, based on gross written premiums in 2009 according to the Insurance Board of Sri Lanka. We aim to become a market leader in the life business .

In Taiwan, we have a 49% stake in First-Aviva Insurance Company, a joint venture with First Financial Holdings Company (FFHC). After three years of operation, we have recently announced our decision to exit this market as we do not believe we can achieve our desired financial returns.

Market

We believe that the fundamentals of the Asian markets are attractive. Asia’s economies are reverting to pre-crisis levels. The economic forecast from Asian Development Bank predicts GDP growth for emerging markets in Asia of 8.2% in 2010 and 7.3% in 2011. (Asian Development outlook 2010 update, 28 September 2010). Asian economic growth is expected to continue to outpace the West, most notably in China and India.

In our view, we expect Asia to be the fastest growing region for life insurance globally over the next decade. We also believe that we are well-positioned to continue delivering strong growth in both volumes and margins in our Asia Pacific business. Recent IPOs and M&A transactions have evidenced favourable valuations. While competition is increasing as a result of many international competitors focusing on Asia for growth and domestic leaders leveraging strong brands, we believe that our opportunity to create franchise value through organic growth in Asia is unprecedented.

Products

Our Asian businesses generally offer a range of protection, bonds and savings and pension products including universal life, participating life, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products. We believe that Aviva has established itself as a strong player in the health and protection market as well as in the child education segment. In April 2010 Aviva launched an innovative direct insurance business in Singapore by offering car, home and travel insurance online.

Distribution

We operate a multi-distribution strategy in Asia, with particular strength in bancassurance. We aim to continue to harness the benefits of multi-distribution in all of our markets as we expect the regionally dominant agency sales force model to decline as Asian markets mature.

Aviva Singapore has a multi-channel distribution strategy building on a core bancassurance relationship with DBS Bank and an expanding network of IFAs. We have launched Aviva Advisors in 2010, an innovative owned channel led by high performing advisors. We also launched the first online motor sales platform in the market in 2010.

In Hong Kong, we distribute the majority of our products through bancassurance and IFAs.

In China, India, Malaysia and South Korea bancassurance is the main distribution channel. However, as we continue building our multi-distribution platform across the region, other channels are increasing in importance, diversifying our sources of revenue.

14
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Aviva Investors

Business overview and strategy

Aviva Investors was set up in 2008 to combine major fund management components of the Aviva Group into a single global fund management business. We have £260 billion in assets under management as at 31 December 2010 and offer a broad range of expert investment skills and experience around the world. We manage internal funds for our long-term insurance and savings, and general insurance operations as well as a range of external retail and institutional funds. We provide these services across most of our geographic operating segments, with services in 15 countries around the world, including the UK, the US, Canada, France, Poland and Australia.

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

Our distribution model to external clients is a business-to-business model, and this is consistent across all regions. We provide both bespoke segregated solutions for larger clients or offer access to a variety of fund ranges. Our target clients for the larger segregated solutions tend to be large pension schemes and financial institutions such as insurance companies and banks.

Our strategy is to rapidly grow our external business through offering client-centric solutions and products to our customers across an expanding global footprint. This will be achieved in conjunction with the establishment of a globally integrated organisation, supported by a high-performance culture and global core processes.

Market and competition

Following the creation of Aviva Investors, we consider our competitor peer group to include large-scale global asset managers such as those owned by Blackrock, AXA and Allianz.

In addition, we continue to look at UK-based providers who have significant overseas operations, including both insurance-owned companies such as Standard Life Investments and the combined asset management businesses of Prudential plc (primarily M&G), as well as independent, listed managers like Schroders and Aberdeen Asset Management.

Where appropriate, we also look at other managers with a strong presence in the UK institutional and retail markets such as F&C Asset Management, Henderson Global Investors, Jupiter Asset Management and Threadneedle. These managers also have non-UK operations, particularly in Europe.

Key identified competitive factors for Aviva Investors include:

■	Investment performance;
■	Brand;
■	Our Aviva Group parentage;
■	Client service;
■	Scale;
■	Global product breadth and distribution reach;
■	A range of capabilities to provide tailored solutions for clients;
■	Risk management expertise; and
■	Capability in socially responsible investing and corporate governance.

Products

Our product range is broad and covers most asset classes. In Europe we have a range of SICAVs (domiciled in France, Luxembourg and Poland). These funds cover all key asset classes and normally have different share classes depending on the size and type of investor. Our normal distribution model for these funds focuses on wholesale distributors, asset allocators and smaller institutional investors.

In the UK, we supply products to the UK retail and wholesale markets. These funds are mostly ‘owned’ by Aviva UK Life with Aviva Investors as asset manager, although we have a small number of funds registered in the Aviva Investors name. These funds are promoted to investors via IFAs, fund platforms, supermarkets and discretionary asset managers. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.

We manufacture hedge funds in the UK, US and Poland. These funds are generally registered offshore and are primarily sold to the hedge funds industry, although we do also promote single strategy funds to institutional clients, family offices and wealth managers. The asset classes include fixed interest, multi-asset, convertibles and equities.

We also have an expanding range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to highly leveraged growth funds. These funds address the UK, European and Asian markets.

In Australia, we have a range of unit trusts that are primarily marketed to retail clients. The funds we manufacture are primarily equity related funds with an Australian and Asian focus.

We also have four Dublin domiciled money market funds addressing the sterling and euro money market segments.

These funds are sold by a specialist sales team based in London and target corporate treasury functions.

Asset classes

Aviva Investors offers a wide range of investment across all asset classes and in all significant financial centres worldwide. Where we do not directly manage assets, we believe we have the skills and experience to select the right third-party asset managers to complement our own products.

Our investment capabilities, products and services comprise:

■	Alternatives – We offer a range of alternative investment products from private equity fund of funds to hedge funds.
■	Equities – locally based teams focused on generating above market performance.
■

Fixed Income – Our Fixed Income teams cover a comprehensive product set: UK government securities, liquidity products, corporate bonds, European and global sovereigns, index-linked bonds, emerging markets (hard and local currency debt) and high-yield instruments.

■	Global Investment Solutions – our Global Investment Solutions team constructs client solutions across markets.
■	Real Estate – We offer funds specific to property assets in the UK, Europe and Asia, in addition to a global fund, client-specific segregated funds and a multi-manager service.

Performance review

15
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Organisational structure

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2010. Aviva plc, is the holding company of the Group.

Subsidiaries

The principal subsidiaries of the Company are listed below by country of incorporation. All are wholly-owned, directly or indirectly, and transact insurance or reinsurance business, fund management or services in connection therewith, unless otherwise stated.

*	Incorporated in England and Wales
**	Incorporated in People’s Republic of China. Aviva plc has a 50% interest in the joint venture
***	Incorporated in Scotland
****	Includes other UK general insurance subsidiaries and certain investment management businesses

United Kingdom	Bermuda
Aviva Annuity UK Limited	Aviva Re Limited
Aviva Central Services UK Limited
Aviva Consumer Products UK Limited	Canada
Aviva Employment Services Limited	Aviva Canada Inc. and its principal operating subsidiaries:
Aviva Equity Release UK Limited	Aviva Insurance Company of Canada
Aviva Health UK Limited	Elite Insurance Company
Aviva Insurance Limited	Pilot Insurance Company
Aviva Insurance Services UK Limited	Scottish & York Insurance Co. Limited
Aviva Insurance UK Limited	S&Y Insurance Company
Aviva International Insurance Limited	Traders General Insurance Company
Aviva Investors Global Services Limited
Aviva Investors Pensions Limited	Czech Republic
Aviva Investors UK Fund Services Limited	Aviva zivotni pojist’ovna, a.s.
Aviva Investors UK Funds Limited
Aviva Life & Pensions UK Limited	France
Aviva Life Services UK Limited	Aviva Participations SA and its principal subsidiaries:
Aviva Risk Management Solutions UK Limited	Antarius S.A. (50.0%)
Aviva UKGI Investments Limited	Aviva Assurances SA
CGU Underwriting Limited	Aviva France SA
Gresham Insurance Company Limited	Aviva Investors France SA
Hamilton Insurance Company Limited	Aviva Vie S.A.
London and Edinburgh Insurance Company Limited	Aviva Epargne Retraite
National Westminster Life Assurance Limited	Eurofil SA
RAC Financial Services Limited	Union Financière de France Banque (Banking) (74.3%)
RAC Insurance Limited
RAC Motoring Services	Hong Kong
RAC plc	Aviva Life Insurance Company Limited
Royal Scottish Assurance plc	Aviva Portfolio Investment Services Limited

Australia	Hungary
Aviva Investors Australia Limited	Aviva Életbiztosító Zártkörûen Mûködõ
Részvénytársaság
Barbados
Victoria Reinsurance Company Ltd

Belgium
Delta Lloyd Life N.V.

16
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Ireland

Aviva Europe SE and its principal subsidiaries:

Aviva Insurance Europe SE

Aviva Life and Pensions Europe SE

Aviva Investment Management Services Europe SE

Aviva Investment Management Europe SE

Aviva Health Group Ireland Limited (70.0%)

Aviva Life & Pensions Ireland Limited (75.0%)

Aviva Investors Ireland Limited

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Aviva Assicurazioni S.p.A (50.0%)

Aviva Assicurazioni Vita S.p.A (50.0%)

Aviva Italia S.p.A

Aviva Life S.p.A (50.0%)

Aviva Previdenza S.p.A (55.0%)

Aviva Vita S.p.A (25.5%)

Eurovita Assicurazioni S.p.A (40.5%)

Lithuania

Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė

‘Aviva Lietuva’

Luxembourg

Aviva Investors Luxembourg SA

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

Romania

Aviva Asigurari de Viata SA

Russia

Closed Joint Stock Insurance Company Aviva (Zao)

Singapore

Aviva Limited

Navigator Investment Services Limited

Spain

Aseguradora Valenciana SA, de Seguros y

Reaseguros (Aseval) (50.0%)

Aviva Vida y Pensiones, S.A. de seguros y reaseguros (Sociedad Unipersonal)

Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)

Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50.0%)

Caja Granada Vida, de Seguros y Reaseguros, S.A. (25.0%)

CxG Aviva Corporación Caixa Galicia de Seguros y Reaseguros, S.A. (50.0%)

Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)

Sri Lanka

Aviva NDB Insurance PLC (51.0%)

Turkey

Aviva Sigorta A.S. (98.6%)

United States

Aviva USA Corporation and its principal subsidiary:

Aviva Life and Annuity Company

Aviva Investors North America, Inc.

Associates and joint ventures

The Group has interests in the following operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2010 are set out in ”Financial statements IFRS – Notes 15 and 16”.

United Kingdom

The Group has interests in several property limited partnerships. Further details are provided in ”Financial statements IFRS – Note 15”.

China

Aviva-COFCO Life Insurance Co. Limited (50.0%)

India

Aviva Life Insurance Company India Limited (26.0%)

Malaysia

CIMB Aviva Assurance Berhad (49.0%)

CIMB Aviva Takaful Berhad (49.0%)

South Korea

Woori Aviva Life Insurance Co., Ltd (47.3%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (49.8%)

Performance review

17
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Selected consolidated financial data

The following table sets forth our selected consolidated financial data for the periods indicated. This data is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The selected consolidated financial data for the five years ended 31 December 2010 has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes in these financial statements.

Income statement data
Amounts in accordance with IFRS	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Income
Gross written premiums	36,274	34,690	36,206	30,991	28,735
Premiums ceded to reinsurers	(1,863)	(2,576)	(1,841)	(1,658)	(1,501)
Premiums written net of reinsurance	34,411	32,114	34,365	29,333	27,234
Net change in provision for unearned premiums	(75)	559	277	(21)	93
Net earned premiums	34,336	32,673	34,642	29,312	27,327
Fee and commission income	1,782	1,789	1,885	1,760	1,870
Net investment income/(expense)[2]	21,993	25,155	(16,043)	9,689	15,908
Share of profit/(loss) after tax of joint ventures and associates	131	(504)	(1,128)	(304)	485
Profit on the disposal of subsidiaries and associates	159	153	7	49	222
	58,401	59,266	19,363	40,506	45,812
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(29,152)	(27,549)	(29,353)	(27,121)	(23,444)
Change in insurance liabilities, net of reinsurance	(7,177)	(5,682)	3,885	(3,508)	(2,594)
Change in investment contract provisions	(8,741)	(11,185)	10,629	(2,018)	(6,002)
Change in unallocated divisible surplus	329	(1,547)	4,482	2,922	(558)
Fee and commission expense	(5,867)	(4,396)	(4,411)	(4,244)	(5,461)
Other expenses	(3,537)	(5,366)	(5,416)	(3,473)	(3,557)
Finance costs[2]	(1,422)	(1,519)	(1,547)	(1,217)	(856)
	(55,567)	(57,244)	(21,731)	(38,659)	(42,472)
Profit/(loss) before tax	2,834	2,022	(2,368)	1,847	3,340
Tax attributable to policyholders’ returns	(394)	(217)	1,068	(15)	(346)
Profit/(loss) before tax attributable to shareholders’ profits	2,440	1,805	(1,300)	1,832	2,994
Tax attributable to shareholders’ profits	(548)	(490)	415	(334)	(594)
Profit/(loss) for the financial year	1,892	1,315	(885)	1,498	2,400

	Per share		Per share		Per share		Per share		Per share
Profit/(loss) per share attributable to equity shareholders:
Basic	50.4	p	37.8	p	(36.8	)p	48.9	p	88.0	p
Diluted	49.6	p	37.5	p	(36.8	)p	48.5	p	87.0	p

	Per share		Per share		Per share		Per share		Per share
Dividends paid per share	25.5	p	24.0	p	33.0	p	33.0	p	30.0	p

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,820	2,767	2,658	2,622	2,566
Weighted average number of shares in issue for the year	2,784	2,705	2,643	2,588	2,469

Statement of financial position data
Amounts in accordance with IFRS	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Total assets	370,107	354,391	354,562	321,326	294,851

Gross insurance liabilities	177,700	171,092	174,850	152,839	144,230
Gross liabilities for investment contracts	117,787	110,015	107,559	98,244	88,358
Unallocated divisible surplus	3,428	3,866	2,325	6,785	9,465
Core structural borrowings	6,066	5,489	5,525	4,311	4,195
Other liabilities	47,401	48,843	49,730	43,120	34,539
Total liabilities	352,382	339,305	339,989	305,299	280,787
Total shareholders’ equity	17,725	15,086	14,573	16,027	14,064
Total share capital[1]	905	892	864	855	841
1.	Total share capital comprises Ordinary share capital and Preference share capital.
2.

2009 comparative figures for net investment income/(expense) and finance costs have been reclassified to conform with the treatment adopted in 2010. Please refer to “Financial Statements IFRS Note 2(a) – Presentation changes” – for more detail.

18
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Financial and operating performance

We are the sixth-largest insurance group in the world, based on gross written premiums for the 2009 fiscal year. We are one of the top five providers of life and pensions products in the UK, Ireland, Netherlands (through our Delta Lloyd subsidiary), Poland and Spain and one of the top ten providers of life and pensions products in France and Italy, as based on total sales for 2009. Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See ‘Shareholder information – Risks relating to our business’ and ‘Performance review – Risk management’ for more information on risks associated with these and other factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

Demographic trends

Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers. For example, in regions and countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre-and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders’ needs.

In our long-term insurance and savings business we make assumptions about key non-economic factors, such as the mortality rate that we expect to be experienced by our policyholders. In countries where the life expectancy is growing, this will need to be reflected in our pricing models as lower mortality rates will increase profitability of life insurance products but will reduce the returns on annuity products. We review our assumptions against our own experience and industry expectations. During 2008 and 2009 our results were not impacted by any major changes in mortality assumptions. In 2010, a new set of Dutch mortality tables has been issued by the ‘Actuarieel Genootschap’ (AG), CBS and the Insurers Association (Verbond van Verzekeraars). Following this, we made an exceptional strengthening of longevity assumptions in the Netherlands, which reduced IFRS profit by approximately £483 million before tax and non-controlling interests.

Economic conditions

Our results are affected by the levels of economic activity in our geographic markets and, consequently, by economic cycles in those markets. High levels of general economic activity typically result in high levels of demand for, and therefore sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements. During 2009 and 2010, we saw improved economic activity across our regions and although customers continued to prefer cash deposits, we saw movement towards investment products resulting in increased investment sales, primarily across Europe and Asia.

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

During 2010, the capital and credit markets showed substantial recoveries from the end of 2009 as market sentiment improved. The amount of investment variance improved to £791 million in 2010 (2009: £75 million adverse), including £1,010 million related to Delta Lloyd. Of the £1,010 million, approximately £800 million is due to differing movements in asset and liability yield curves while the remainder primarily relates to gains on interest rate derivatives. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an impact of around 80bps in credit spreads on collateralised bonds was only partially offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. This was partly offset by negative economic variances of £154 million in Aviva Europe, primarily from the impact of increased bond yields and credit spreads on assets in Ireland, Italy and Spain.

With-profits business

We write products through our with-profits funds mainly in our UK operating segment, with smaller funds in Ireland and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. While bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in annual and terminal bonus rates, and so reduce both policyholder returns and shareholders’ profit under IFRS. Over the early part of this decade, the combination of a decline in equity markets and the general outlook for lower interest rates led to reductions in annual bonus rates, and the corresponding shareholders’ share of profits. The subsequent recovery in equity markets over 2003–2007 led to a partial reversal of this trend. During 2008 and 2009 the worsening economic conditions impacted on UK bonus levels but the annual effect of this for both policyholders and shareholders was offset by the benefit from the one-off special bonus mentioned below. Improving investment returns over 2010 have increased bonus rates although the impact of smoothing

Performance review

19
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

inherent within bonus calculations means that this is not universal.

Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis. A special bonus distribution was announced for policyholders of two of our UK with-profits funds, with the final payment made in 2010. This special bonus reflects the financial strength of those funds, and provided an uplift to IFRS profits in 2008, 2009 and 2010. The uplift in 2010 is approximately £58 million, net of tax.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2010, general insurance accounted for 28% of Group net written premiums from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition however drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market while others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Although our various general insurance markets are not always at the same stage of the underwriting cycle, price competition has been increasing within the UK and the rest of the world across most of our general insurance business lines in recent years. We are now seeing evidence of increased rating discipline in the UK resulting from volatile investment markets.

We expect the underwriting cycle to continue in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, recent natural disasters and the adoption of more scientific pricing methods is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters

Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters has been somewhat reduced through the recent strategic refocusing of our general insurance business mainly towards personal lines business and small- to medium-sized commercial risks. Our costs in connection with natural and man-made disasters are also significantly mitigated by reinsurance arrangements with external parties such that our maximum exposure is limited to no more than approximately £300 million for a one in ten year event or £550 million for a one in one hundred year event. See ‘Financial Statements IFRS – Note 54 – Risk Management’ and ‘Financial Statements IFRS – Note 39 – Reinsurance Assets’ for further information on our reinsurance programme.

In 2008, Ireland and Canada incurred some weather-related losses and in 2009 the UK, Ireland and France were all impacted. In 2010 the UK was impacted by severe freezes in January, November and December.

Government policy and legislation

Changes in government policy and legislation applicable to our business in any of the markets in which we operate, particularly in the UK, may affect our results of operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability. As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section ‘Shareholder information – Regulation’.

Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £34 million, a decrease from a £154 million gain in 2009.

We generally do not hedge foreign currency revenues, as we prefer to retain revenue locally in each business to support business growth, to meet local and regulatory market requirements and to maintain sufficient assets in local currency to match local currency liabilities.

Movements in exchange rates may affect the value of consolidated shareholders’ equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity. During 2010, sterling had strengthened in value against the euro, but marginally weakened against the dollar, resulting in a foreign currency loss in other comprehensive income of £78 million (2009: £951 million loss).

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in the same currencies.

Acquisitions and disposals

Over the last three years we have engaged in a series of acquisitions and disposals, some of which have had a material impact on our results. These transactions reflect our strategic objectives of maximising value for our shareholders by building top five positions in key markets, withdrawing from lines of

20
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

business or markets that do not offer the potential for market-leading positions and taking advantage of particular opportunities as they arise.

Activity in 2010

On 17 February 2010, we sold our 35% holding in Sogessur SA to that company’s main shareholder for a consideration of £35 million, realising a profit on disposal of £24 million.

On 24 February 2010, we acquired 100% of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors’ third-party institutional asset management business. The total consideration was estimated as £83 million (US$128 million).

On 31 December 2010 the Group entered into transactions with RBS Group plc (RBSG) and agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective. Separately, a new distribution agreement was signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.

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

Delta Lloyd, at the start of the year, sold its health business for £235 million to OWM CZ Groep Zorgverkeraar UA (CZ). The sale to CZ removed the underwriting risk and administration out of Delta Lloyd whilst continuing to sell health products and also market general insurance and income protection products to CZ’s customers.

Continuing with the Group’s strategy to exit non-core operations, we disposed of the British School of Motoring Limited for a consideration of £4 million.

Activity in 2008

During 2008, we acquired subsidiaries in Ireland, Italy and Belgium. In Belgium we acquired Swiss Life Belgium, further strengthening our position in the Belgium life insurance market. The acquisition of UBI Vita in Italy provides us with a new bancassurance distribution channel and the acquisition of Vivas Group Limited in Ireland has enabled us to enter the Irish health insurance market. Total consideration for these acquisitions, including costs, was £189 million.

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

Reattribution of inherited estate

The ‘inherited estate’ refers to the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

The reattribution of our inherited estate completed on 1 October 2009 following the High Court’s approval of the offer in September and final approval by the Aviva plc and Aviva UK Life boards.

From a shareholder perspective the reattribution is expected to enhance the cash flow profile of Aviva’s UK life business and will bring significant financial benefits. In return for the £471 million paid to policyholders at the time of the deal, shareholders are expected to gain access to around £650 million of additional capital over five years, to fund new, non-profit business.

Basis of earnings by line of business

Our earnings originate from three main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients; and general insurance and health, which focuses on personal and commercial lines. These lines of business are present in our various operating segments to a greater or lesser extent. In the UK, we have major long-term insurance and savings businesses and general insurance businesses; in Europe we have long-term insurance and savings businesses in all countries in which we operate, large general insurance businesses in Ireland and the Netherlands, through our Delta Lloyd subsidiary, and smaller general insurance operations in several other countries; in North America we have a large long-term insurance and savings business in the US and a major general insurance business in Canada; in Asia Pacific we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across all our four regions.

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

UK with-profits business

With-profits products are designed to pay policyholders smoother investment returns through a combination of annual bonuses and terminal bonuses. Shareholders’ profit emerges from this business in direct proportion to policyholder bonuses, as shareholders receive up to one-ninth of the value of each year’s bonus declaration to policyholders. Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders’ profit from this business. The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns. Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund,

Performance review

21
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

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

Other long-term insurance and savings business

Non-profit business falls mainly into two categories: investment type business and risk cover business. Investment type business, which accounts for most of our non-profit business, includes predominantly unit-linked life and pensions business, where the risk of investing policy assets is borne entirely by the policyholder. In addition investment type business also includes life and pensions business where the risk of investing policy assets is typically shared between policyholders and shareholders, subject to a minimum rate of investment return guaranteed to policyholders. Operating earnings arise from unit-linked business when fees charged to policyholders based on the value of the policy assets exceed costs of acquiring new business and administration costs. In respect of remaining investment type business, investment return generated from policy assets has an effect on operating earnings though this is often non-proportional. Finally in respect of all investment type business, shareholders bear the risk of investing shareholder capital in support of these operations.

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

Financial highlights

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on IFRS ‘non-GAAP measures’ which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures such as profit before and after tax.

Non-GAAP measures

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of: Covered business or life, pensions and savings products:

■	Insurance and participating investment business

This includes traditional life insurance, annuity business and with-profits business

There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.

■	Non-participating investment business

This includes unit-linked business and pensions business

The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited.

For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:

■	These include retail sales of mutual fund type products such as unit trusts and OEICs.
■	There is no insurance risk borne by the Group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited.
■	These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show these separately as investment sales.

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

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.

22
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

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

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

■

Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.

■

Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

■

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

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in ‘Financial Statements IFRS – Note 4 – Segmental information’. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the years ended 31 December 2010, 2009 and 2008, as well as the reconciliation of sales to net written premiums in IFRS.

	2010 £m	2009 £m	2008 £m
Long-term insurance and savings new business sales	37,360	35,875	40,240
General insurance and health sales	9,699	9,193	11,137
Total sales	47,059	45,068	51,377
Less: Effect of capitalisation factor on regular premium long-term business	(7,797)	(8,612)	(9,893)
Share of long-term new business sales from JVs and associates	(1,446)	(1,277)	(1,062)
Annualisation impact of regular premium long-term business	(538)	(529)	(613)
Deposits taken on non-participating investment contracts and equity release contracts	(3,803)	(3,481)	(8,134)
Retail sales of mutual fund type products (investment sales)	(4,002)	(3,872)	(3,995)
Add: IFRS gross written premiums from existing long-term business	5,963	6,547	7,730
Less: long-term insurance and savings business premiums ceded to reinsurers	(1,025)	(1,730)	(1,045)
Total IFRS net written premiums	34,411	32,114	34,365
Analysed as:
Long-term insurance and savings net written premiums	24,712	22,921	23,228
General insurance and health net written premiums	9,699	9,193	11,137
	34,411	32,114	34,365
■	Effect of capitalisation factor on regular premium long-term business:

PVNBP is derived from the single and regular premiums of the products sold during the financial period and is expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discounted value of regular premiums is calculated using the market consistent embedded value methodology proposed by the CFO Forum Principles.

The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (WACF). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

■	Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

■	Annualisation impact of regular premium long- term business:

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

■	Deposits taken on non-participating investment contracts and equity release contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

Performance review

23
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

■	Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ’fees and commissions received’ and are not included in statutory premiums.

■	IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to herein as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal of subsidiaries and associates, integration and restructuring costs and exceptional items.

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

Adjusted operating profit for non-long-term insurance business is based on expected investment returns on financial investments backing shareholder funds over the period. Expected investment returns are calculated for equities and properties by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of return. This rate of return is the same as that applied for the long-term business expected returns. The longer-term return for other investments is the actual income receivable for the period. Changes due to market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, are disclosed as non-operating items. The impact of changes in the discount rate applied to claims provisions is also treated outside adjusted operating profit.

Adjusted operating profit is not a substitute for profit before income taxes and non-controlling interests in earnings or net income as determined in accordance with IFRS. Our definition of adjusted operating profit may differ from similar measures used by other companies, and may change over time.

The table below presents our consolidated adjusted operating profit for 31 December 2010, 2009 and 2008, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

	2010 £m	2009 £m	2008 £m
United Kingdom	1,411	1,165	1,377
Europe	1,434	1,196	1,141
North America	376	213	149
Asia Pacific	31	77	36
Aviva Investors	97	115	114
Other	(799)	(744)	(520)
Adjusted operating profit	2,550	2,022	2,297
Add back adjusting items:
Investment return variances and economic assumption changes on long-term insurance business	791	(75)	(1,631)
Short-term fluctuation in return on investments on non-long-term business	(243)	95	(819)
Economic assumption changes on general insurance and health business	(61)	57	(94)
Impairment of goodwill	(24)	(62)	(66)
Amortisation and impairment of intangibles	(216)	(144)	(117)
Profit on the disposal of subsidiaries and associates	159	153	7
Integration and restructuring costs	(243)	(286)	(326)
Exceptional items	(273)	45	(551)
Profit/(loss) before tax attributable to shareholders’ profits	2,440	1,805	(1,300)

Consolidated results of operations

The table below presents our consolidated sales for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
United Kingdom	16,385	14,261	18,756
Europe	21,810	21,750	21,806
North America	6,686	6,345	7,316
Asia Pacific	2,178	2,712	3,499
Total sales	47,059	45,068	51,377

24
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

The table below presents our consolidated income statement under IFRS for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Income
Gross written premiums	36,274	34,690	36,206
Premiums ceded to reinsurers	(1,863)	(2,576)	(1,841)
Premiums written net of reinsurance	34,411	32,114	34,365
Net change in provision for unearned premiums	(75)	559	277
Net earned premiums	34,336	32,673	34,642
Fee and commission income	1,782	1,789	1,885
Net investment income/(expense)	21,993	25,155	(16,043)
Share of profit / (loss) of joint ventures and associates	131	(504)	(1,128)
Profit on the disposal of subsidiaries and associates	159	153	7
	58,401	59,266	19,363
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(29,152)	(27,549)	(29,353)
Change in insurance liabilities, net of reinsurance	(7,177)	(5,682)	3,885
Change in investment contract provisions	(8,741)	(11,185)	10,629
Change in unallocated divisible surplus	329	(1,547)	4,482
Fee and commission expense	(5,867)	(4,396)	(4,411)
Other expenses	(3,537)	(5,366)	(5,416)
Finance costs	(1,422)	(1,519)	(1,547)
	(55,567)	(57,244)	(21,731)
Profit/(loss) before tax	2,834	2,022	(2,368)
Tax attributable to policyholders’ returns	(394)	(217)	1,068
Profit/(loss) before tax attributable to shareholders’ profits	2,440	1,805	(1,300)

Sales

Year ended 31 December 2010

Sales in 2010 were £47,059 million, an increase of £1,991 million, or 4% from £45,068 million in 2009. Sales in the UK increased for both long-term insurance and savings (19% increase on 2009) and general insurance and health (6% increase on 2009). Europe sales were flat at £21,810 million (2009: £21,750 million) with lower sales in Poland, Spain and Delta Lloyd offsetting growth in Italy and other Europe. North America long-term insurance and savings sales increased by 4%, or £183 million, and general insurance sales increased by 9%, or £158 million. Sales in Asia Pacific were down on the prior year by £534 million, or 20%, with the impact of the sale of the Australian life business in 2009 more than offsetting growth in other Asian markets.

Year ended 31 December 2009

Sales in 2009 were £45,068 million, a decrease of £6,309 million, or 12%, from £51,377 million in 2008. All regions reported a decrease in sales in 2009. Long-term insurance and savings and general insurance and health sales decreased by 24% in the UK with Europe reporting an increase of 6% in long-term insurance and savings sales offset by a 26% decrease in general insurance and health sales mainly attributable to the sale of the Delta Lloyd health business on 1 January 2009. North America long-term insurance and savings sales decreased by £1,170 million, offset by a 12% increase in general insurance sales in Canada. Asia Pacific reported a decrease in sales of 22% mainly attributable to the sale of the Australian business on 1 October 2009.

Income

Year ended 31 December 2010

Net written premiums in 2010 were £34,411 million, an increase of £2,297 million, or 7%, from £32,114 million in 2009. All regions reported increases on 2009 levels. General and health insurance increased by 6% on 2009, and life insurance and savings increased by 8%, fuelled by strong annuity sales in the UK. Europe reported a £585 million increase in net written premiums over 2009, whilst North America and Asia showed increases in net written premiums of 4% and 27% respectively.

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

Net investment income

Year ended 31 December 2010

Net investment income for the year was £21,993 million, a decrease of £3,162 million (2009: £25,155 million). Investment returns were generally lower than in 2009, with lower unrealised gains on investments in 2010 and improved fair value adjustments on investment properties.

Year ended 31 December 2009

Net investment income for the year was £25,155 million, an increase of £41,198 million (2008: £16,043 million loss). During 2009, investment markets across the regions in which we operated improved significantly from the falls in property and equity markets that were experienced in 2008.

Other income

Year ended 31 December 2010

Other income (which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit on disposal of subsidiaries and associates) increased by £634 million to £2,072 million in 2010 (2009: £1,438 million). The increase was primarily due to improved financial performance by joint ventures and associates, with the share of profit in the year being £131 million against a loss in 2009 of £504 million.

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

Expenses

Year ended 31 December 2010

Claims and benefits paid net of reinsurance in 2010 were £29,152 million, an increase of £1,603 million over 2009 (2009: £27,549 million) reflecting the overall growth of the portfolio and surrender values. This includes a marginal decrease in claims payments to general insurance and health policyholders.

Changes in insurance liabilities in 2010 were a charge of £7,177 million, an increase of £1,495 million on the prior year (2009: £5,682 million charge). This is primarily due to changes in economic and non-economic assumptions.

The change in investment contract provision of £8,741 million charge (2009: £11,185 million charge) is a result of improved

Performance review

25
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

investment markets across our regions resulting in increases in our contract liabilities.

The change in unallocated divisible surplus (UDS) of £329 million credit (2009: £1,547 million charge) reflects rising government bond yields in Italy, Spain and Ireland in the fourth quarter of 2010.

Fee and commission expense, other expenses and finance costs of £10,826 million decreased by £455 million from £11,281 million in 2009. Increased fee and commission expenses were offset by lower other expenses, impairment charges and finance costs: see ‘Financial Statements IFRS – Note 6 – Details of expenses’.

Year ended 31 December 2009

Claims and benefits paid in 2009 were £27,549 million, a decrease of £1,804 million (2008: £29,353 million). The decrease in claims and benefits paid are a result of a fall in surrenders during the year and our Dutch healthcare business being sold as of 1 January 2009.

Changes in insurance liabilities in 2009 were a charge of £5,682 million, an increase of £9,567 million (2008: £3,885 million credit). The unfavourable movement is a result of new business provision and the impact of the euro against sterling.

The change in investment contract provisions of £11,185 million charge (2008: £10,629 million credit) is a result of improved investment markets across our regions resulting in increases in our contract liabilities and the impact of the euro against sterling.

Unallocated divisible surplus charge of £1,547 million (2008: £4,482 million credit) reflects the narrowing of investment spread on participating assets and related liabilities. In 2008, a negative balance in Spain created a charge of £203 million of which £159 million was reversed in 2009.

Fee and commission expense, other expenses and finance costs of £11,281 million decreased by £93 million or 1% from £11,374 million in 2008. Lower staff costs and impairment charges were offset by higher exceptional costs following the reattribution of the inherited estate in the UK – see ‘Financial Statements IFRS – Note 6 – Details of expenses’.

Profit/(loss) before tax attributable to shareholders’ profits

Year ended 31 December 2010

Profit before tax attributable to shareholders in 2010 was £2,440 million against a profit of £1,805 million in 2009. The increase is primarily due to the increase in premiums and decrease in expenses, which more than offsets the drop in net investment income.

Year ended 31 December 2009

Profit before tax attributable to shareholders in 2009 was £1,805 million against a loss of £1,300 million in 2008. The increase is primarily due to favourable investment performance in 2009 which more than offset the decrease in premiums and increase in expenses as discussed above.

Adjusting items

Year ended 31 December 2010

The long-term insurance and savings business investment variances and economic assumption changes was a gain of £791 million (2009: £75 million charge). The favourable change is mainly driven by differing movements in asset and liability yield curves.

The short-term fluctuations and economic assumption changes on the non-life business were a £304 million charge (2009: £152 million credit). This is due to unfavourable market movements in a number of our regions.

Impairment of goodwill was £24 million in 2010 (2009: £62 million). The current year charge primarily relates to an impairment recognised in an Italian associate and £9 million against Taiwan.

Amortisation of intangibles increased by £72 million to £216 million in 2010 (2009: £144 million) due to a £66 million higher amortisation charge recognised in UK Life relating to an accelerated amortisation period for certain assets.

Profit on disposal of subsidiaries and associates was £159 million (2009: £153 million). The profit comprises principally of a £128 million profit in relation to the transaction with RBSG, as described in note 3 to the IFRS financial statements.

Integration and restructuring costs for 2010 were £243 million (2009: £286 million). 2010 costs include expenditure on restructuring programmes across the Group of £123 million; costs in relation to the European ‘Quantum Leap’ transformation programme of £40 million; and costs associated with preparing the businesses for Solvency II implementation amounted to £59 million.

Exceptional items in 2010 were £273 million adverse (2009: £45 million favourable). This included exceptional strengthening of longevity assumptions of approximately £483 million for Delta Lloyd following the introduction of new mortality tables in 2010, partially offset by a net gain on the closure of the UK pension schemes of £286 million.

Year ended 31 December 2009

The long-term insurance and savings business investment variances and economic assumption changes on long-term insurance business was a charge of £75 million (2008: £1,631 million charge). The favourable change is driven by positive market movements across our regions and the inclusion in 2008 of a £550 million provision for credit defaults in the UK.

The short-term fluctuations and economic assumption changes on the non-life business were a £152 million credit (2008: £913 million charge). Favourable market movements across our regions were the primary driver for the change in the current year result.

Impairment of goodwill was £62 million in 2009 (2008: £66 million) driven by impairments in our UK life business and on an Italian associate.

Amortisation of intangibles increased by £27 million to £144 million in 2009 (2008: £117 million) on higher levels of bancassurance and other distribution agreements held within the Group.

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

Exceptional items for 2009 amounted to £45 million favourable (2008: £551 million adverse). This includes an exceptional gain resulting from the reattribution of the inherited estate offset by strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago and the migration of all remaining local brands, except Delta Lloyd and RAC, to the single global Aviva brand, which has been implemented over the two-year period 2008 to 2009.

26
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Adjusted operating profit

Year ended 31 December 2010

Adjusted operating profit increased by £528 million, or 26%, to £2,550 million (2009: £2,022 million) for the reasons set out above.

Year ended 31 December 2009

Adjusted operating profit decreased by £275 million, or 12%, to £2,022 million (2008: £2,297 million) for the reasons set forth above.

Regional performance

United Kingdom

Our operations in the UK consist of long-term insurance and savings business, which provides products such as bonds and savings, pensions, protection, annuities, equity release and investment products, including both with-profits and non-profit business, and our general insurance and health business, which provides a range of general and health insurance products focused on personal and business customers, such as household, motor and liability insurance, together with a range of breakdown products from the RAC.

Long-term and savings business

The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS from our UK long-term business for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Protection	944	965	1,126
Pensions	4,062	3,752	4,753
Annuities	3,170	1,897	2,433
Bonds	1,686	2,024	3,296
Equity release	436	276	250
Investment sales	1,548	1,049	1,485
Sales	11,846	9,963	13,343

Net written premiums	5,469	4,389	7,107

Adjusted operating profit	853	658	733

Profit/(loss) before tax attributable to shareholders’ profits	784	611	(149)

Year ended 31 December 2010

On a PVNBP basis, sales in our UK long-term insurance and savings business increased by £1,883 million, or 19%, to £11,846 million (2009: £9,963 million). Protection sales have stayed broadly level as a 14% increase in core protection products offset a reduction in other areas. Pension sales increased by 8% supported by a strong performance in group personal pensions. Annuities increased by 67% supported by higher sales of bulk purchase annuities and a 34% increase in the sale of individual annuities. Bonds decreased 17% as we continued to manage for value rather than volume. Investment sales increased by 48% due to growth in managed and structured fund sales and as consumers reinvested in property as an asset class. Equity release showed an increase of 58%.

Net written premiums in our UK long-term insurance and savings business were £5,469 million, an increase of £1,080 million, or 25%, from £4,389 million in 2009. The increase is primarily due to higher bulk purchase annuity sales.

Adjusted operating profit in our UK long-term insurance and savings business increased by 30% to £853 million (2009: £658 million) reflecting the full year benefit of the Reattributed Inherited Estate External Support Account (RIEESA), increased annuity profitability and improved market conditions resulting in higher annual management charge (AMC) income. This was partly offset by a reduction in with-profits shareholder transfers driven by reduced bonus rates and a lower, final special distribution.

Profit before tax was £784 million for 2010 (2009: £611 million) which includes a £128 million one-off benefit from the restructuring of our joint venture with the Royal Bank of Scotland.

Year ended 31 December 2009

Sales in our UK long-term insurance and savings business decreased by £3,380 million, or 25%, to £9,963 million (2008: £13,343 million). Protection sales have decreased by 14% as a result of regulatory changes affecting creditor sales volumes. Pension sales decreased by 21% due to the reduced number of large schemes written in the year. Annuities decreased by 22% due to lower bulk purchase annuity volumes, bonds decreased 39% and investment sales decreased by 29%. Equity release showed an increase of 10%.

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

Profit before tax was £611 million for 2009 (2008: £149 million loss). The loss for 2008 included an additional £550 million provision for credit defaults over and above the long-term provisions, which has been retained in 2009, and £97 million for the cost of transferring the investment wrap platform to a third-party supplier, which were one off events in that year.

General insurance and health

The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS from our UK general insurance and health business for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Sales/net written premiums	4,539	4,298	5,413

Adjusted operating profit	579	535	656

Profit/(loss) before tax attributable to shareholders’ profits	457	434	(391)

Year end 31 December 2010

UK general insurance and health net written premiums were £4,539 million, an increase of £241 million, or 6%, on 2009 (2009: £4,298 million). The increase reflects a combination of factors including excellent retention, substantial growth in our direct channel, rolling out our direct prices to brokers, good levels of commercial new business and the launch of our corporate risks offering.

Adjusted operating profit in 2009 was £579 million, an increase of £44 million, or 8% (2009: £535 million). The increase in adjusted operating profit results from an improvement in current year profitability which has more than offset an adverse impact from weather-related claims of £40 million compared to long-term average (2009: neutral), a £29 million reduction in investment return to £388 million (2009: £417 million) and lower savings on prior year claims development of £87 million (2009: £105 million).

Performance review

27
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Profit before tax was £457 million, an increase of £23 million from a profit of £434 million in 2009. The increase in adjusted operating profit and lower levels of restructuring costs were broadly offset by adverse movements in economic assumption changes and an increase in pension deficit funding in the year.

Year ended 31 December 2009

UK general insurance and health net written premiums were £4,298 million, a decrease of £1,115 million, or 21%, on 2008 (2008: 5,413 million). The decrease reflects a combination of the actions taken to exit unprofitable business and difficult market conditions, most notably in creditor due to lower levels of lending, and commercial due to more business failures, fewer start-ups and reduced levels of exposure.

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

Europe

Aviva Europe has substantial long-term insurance and savings businesses in France, Ireland, Italy, Poland and Spain. We also have a growing presence in Russia and Turkey. We have large general insurance businesses in France, Ireland and Italy as well as smaller operations in Poland and Turkey. Our Europe fund management operations are managed by Aviva Investors.

Delta Lloyd operations include long-term insurance and savings, general insurance and fund management.

The table below presents sales and net written premiums from our operations in Europe for the years ended 31 December 2010, 2009 and 2008, including amounts relating to investment sales from Aviva Investors.

	2010 £m	2009 £m	2008 £m
Sales
Long-term insurance and savings business
France	4,918	4,891	3,880
Ireland	938	1,072	1,299
Italy	4,456	3,607	2,331
Poland (including Lithuania)	751	1,161	1,906
Spain	2,084	2,454	2,489
Other Europe	1,740	1,190	1,410
Aviva Europe	14,887	14,375	13,315
Delta Lloyd	3,793	4,329	4,401
Total long-term insurance and savings business	18,680	18,704	17,716

General insurance and health
France	968	952	882
Ireland	459	474	513
Other Europe	526	457	417
Aviva Europe	1,953	1,883	1,812
Delta Lloyd	1,177	1,163	2,278
Total general insurance and health	3,130	3,046	4,090

Sales	21,810	21,750	21,806

Aviva Europe	13,041	12,455	9,183
Delta Lloyd	4,340	4,341	5,883
Net written premiums	17,381	16,796	15,066

The table below presents adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Europe for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Adjusted operating profit
Long-term insurance and savings business
France	319	272	275
Ireland	122	50	61
Italy	119	128	48
Poland (including Lithuania)	157	152	162
Spain	179	160	155
Other Europe	(3)	(1)	(16)
Aviva Europe	893	761	685
Delta Lloyd	330	277	196
Total long-term insurance and savings business	1,223	1,038	881

General insurance and health
France	76	97	107
Ireland	51	57	68
Other Europe	(18)	(22)	45
Aviva Europe	109	132	220
Delta Lloyd	146	143	177
Total general insurance and health	255	275	397

Fund management	103	31	14
Non-insurance	(147)	(148)	(151)
Total adjusted operating profit	1,434	1,196	1,141

Profit before tax attributable to shareholders’ profits	1,503	941	48

Year ended 31 December 2010

Europe sales in 2010 were £21,810 million, marginally increased on the prior year (2009: £21,750 million) primarily due to increased sales in Italy and Other Europe more than offsetting lower sales levels in Delta Lloyd, Poland and Spain.

Total adjusted operating profit increased to £1,434 million (2009: £1,196 million). Adjusted operating profit for long-term insurance and savings business in 2010 increased by £185 million to £1,223 million (2009: £1,038 million) with all regions showing an increase in profitability apart from Italy, where increased premiums were offset by increased new business strain. General insurance and health adjusted operating profit decreased by £20 million to £255 million (2009: £275 million) due to lower longer-term investment returns partially offset by expense savings.

Europe’s profit before tax attributable to shareholders’ profits was £1,503 million in 2010, an increase of £562 million from 2009. The improved result was driven by growth in profits on existing life business in France and Spain, and stable results in other markets. Ireland also benefited from £95 million reserve releases in the year, including £55 million following the adoption of realistic reserving in 2010. Delta Lloyd adjusted operating profits increased by £137 million primarily due to higher expected investment returns and expense margins.

Aviva Europe

Aviva Europe long-term insurance and savings sales were £512 million higher than prior year at £14,887 million (2009: £14,375 million), despite the continuing challenging economic environment.

Sales through our bancassurance channel have increased 9% to £8,040 million (2009: £7,353 million), primarily as a result of strong sales in Italy.

Retail sales have decreased 11% to £5,497 million (2009: £6,170 million). Nearly 60% of the decline in sales is from Poland as a result of significant pension legislation changes.

28
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

General insurance and health sales increased 4% to £1,953 million (2009: £1,883 million). We saw growth in all our general insurance and health markets except in Ireland. In Ireland health insurance sales grew 19%, however general insurance sales declined as the market continues to be challenging.

Net written premiums in long-term insurance and savings business were £13,041 million, an increase of £586 million, or 5% (2009: £12,455 million) driven by sales of our profit sharing single premium products in Italy.

Aviva Europe’s long-term insurance and savings business adjusted operating profit was £893 million, an increase of £132 million, or 17%, from £761 million in 2009, reflecting increased profits from existing business in France, Italy and Spain offset by increased new business strain in Italy. The current year result includes £55 million from release of reserves for protection business following the adoption of realistic reserving in 2010.

Aviva Europe’s adjusted operating profit of our general insurance and health businesses was £109 million in 2010, a decrease of £23 million, or 17%, over £132 million in 2009, primarily due to lower longer-term investment returns as a result of lower interest rate yields.

Delta Lloyd

Delta Lloyd reported long-term and savings sales of £3,793 million, a decrease of £536 million, or 12%, on 2009 (2009: £4,329 million). Life and pension sales decreased by 13% to £3,178 million with investment sales reported at £615 million, a decrease of 7% on 2009. Excluding Germany, life and pension sales were 3% lower on a local currency basis.

General insurance and health sales at £1,177 million are in line with prior year (2009: £1,163 million) and 5% higher on a local currency basis. This includes amounts from accelerating the reporting of brokered business onto an actual basis; excluding these amounts net written premiums were stable year on year.

Delta Lloyd reported net written premiums of £4,340 million in line with 2009 (2009: £4,341 million) primarily due to lower group pension contracts and the closure of the German operation to new business being offset by an increase in annuity product sales.

Adjusted operating profit was £536 million, an increase of £137 million on £399 million in 2009. Improved profits in the fund management segment resulted from a substantial one-off performance fee received in late 2010 while life adjusted operating profit benefited from increased technical margins and a reduction in administration costs.

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

Europe’s profit before tax attributable to shareholders’ profits was £941 million in 2009, an increase of £893 million from £48 million in 2008. The increase is mainly attributable to favourable investment returns.

Aviva Europe

Aviva Europe reported an increase in long-term insurance and savings sales of £1,060 million, or 8%, to £14,375 million (2008: £13,315 million) largely due to the strengthening of the euro against sterling. Life and pension sales contributed £668 million to the increase in long-term insurance and savings sales with £392 million from investment sales. Both France and Italy reported increases in life and pension sales of 26% and 55%, respectively, with all other markets reporting a decrease in sales. Poland sales were 41% down reflecting the impact of pension legislation changes and special promotions in 2008.

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

General insurance and health sales were £1,163 million (2008: £2,278 million), a decrease of £1,115 million, or 49%, as a result of the sale of their health business on 1 January 2009. Adjusting for the impact of the sale, Delta Lloyd general insurance sales were 13% higher on 2008 (2008: £1,028 million) benefiting from the strengthening of the euro and the inclusion of a full year’s contribution from Swiss Life Belgium.

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

Performance review

29
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

North America

Aviva North America includes the long-term insurance and savings business in the US, which provides life insurance and annuity products, and the general insurance business in Canada.

The table below presents sales, net written premiums, adjusted operating profit and IFRS profit/(loss) before tax attributable to shareholders for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Protection	999	871	623
Annuities	3,729	3,674	4,244
Other long-term business	—	—	848
General insurance	1,958	1,800	1,601
Sales	6,686	6,345	7,316

Net written premiums	6,443	6,176	6,268

Adjusted operating profit
Long-term insurance business	174	85	16
General insurance	222	144	145
Non-insurance	(20)	(16)	(12)
	376	213	149

Profit/(loss) before tax attributable to shareholders’ profits	309	244	(338)

Year ended 31 December 2010

Sales in Aviva North America were £6,686 million, an increase of £341 million, or 5% (2009: £6,345 million).

Annuity sales in 2010 grew to £3,729 million, slightly above last year’s levels (2009: £3,674 million) reflecting focus on our key distribution partners while balancing productivity, profitability and capital efficiency.

Compared to the prior year, our protection sales have increased by 15% to £999 million (2009: £871 million) and account for 21% (2009: 19%) of our total new business sales in the US reflecting our continued focus on business diversification. The US business is now the leading provider of life insurance protection products in the Aviva Group, following the second consecutive year of double digit internally generated growth in this segment.

General insurance sales in Canada increased by £158 million, or 9%, to £1,958 million (2009: £1,800 million), benefitting from the impact of foreign exchange, which more than offset a 3% decline on a local currency basis reflecting our actions to eliminate poorly performing personal lines business.

Aviva North America’s net written premiums increased by £267 million, or 4%, to £6,443 million (2009: £6,176 million). The increase is a result of higher protection product sales in the US and foreign exchange driven increases in Canada as noted above.

Adjusted operating profit was £376 million, an increase of £163 million, or 77% (2009: £213 million). Long-term insurance and savings adjusted operating profit increased 105% to £174 million (2009: £85 million) driven by strong spread management, expense discipline and an improved economic environment. General insurance adjusted operating profit improved 54% in 2010 to £222 million (2009: £144 million) due to improved risk selection, product pricing and cost savings combined with benign weather in the early part of 2010.

Aviva North America’s profit before tax attributable to shareholders’ profits was £309 million, a 27% increase (2009: £244 million). The increase is mainly as a result of improved operating results that more than offset short term investment variances in both our life and general insurance businesses.

Year ended 31 December 2009

Sales in Aviva North America were £6,345 million, a decrease of £971 million, or 13%, (2008: £7,316 million). The decrease is driven by a reduction in annuity sales resulting from management action to focus on capital efficiency and the decision not to participate in funding agreement business in 2009. Protection product sales increased by 40% on actions to create innovative products and expand product distribution. General insurance sales in Canada increased by £199 million, or 12%, to £1,800 million (2008: £1,601 million), with growth driven by increased sales in homeowner while personal auto premiums were maintained at a similar level to 2008.

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

Asia Pacific

Aviva Asia Pacific operates in nine countries across the region through both joint ventures and wholly-owned operations. We have businesses in markets at various stages of development, with established businesses in Singapore and Hong Kong, high potential businesses in India and China and developing businesses in South Korea, Malaysia, Sri Lanka, Taiwan and Indonesia.

The table below presents the sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS of Aviva Asia Pacific for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Asia Pacific	2,178	1,717	1,852
Australia long-term insurance and savings business	—	995	1,647
Sales	2,178	2,712	3,499

Asia Pacific	579	377	425
Australia long-term insurance and savings business	—	78	86
Net written premiums	579	455	511

Adjusted operating profit
Asia Pacific long-term insurance and savings business	71	52	2
Australia long-term insurance and savings business	—	40	44
General insurance and health	(6)	6	—
Fund management and non-insurance	(34)	(21)	(10)
Adjusted operating profit	31	77	36
Profit/(loss) before tax attributable to shareholders’ profits – Asia Pacific	39	101	(108)
Profit/(loss) before tax attributable to shareholders’ profits – Australia	—	45	40
Profit/(loss) before tax attributable to shareholders’ profits	39	146	(68)

30
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Year ended 31 December 2010

Total Asia sales excluding Australia increased by £461 million, or 27%, to £2,178 million (2009: £1,717 million2) underpinned by improving economic conditions and reflecting our business expansion in Asia and the success of our bancassurance partnerships. Life and pensions sales (in PVNBP terms) increased by 48%, with more than half of our sales coming from bancassurance channels. Investment sales through Navigator (our wrap administration platform) declined although total funds under administration grew by 23% over the year.

Net written premiums increased by £202 million to £579 million (2009: £377 million6). This strong growth reflects the new online (direct) general insurance platform in Singapore and our entry into the Indonesia health market as well as growth in existing markets. This more than offsets the drop in net written premiums due to the disposal of the Australian business.

Excluding one-off impacts on adjusted operating profit (2010: £27 million from a change in China GAAP basis; 2009: £68 million release of reserves in Singapore) and excluding the contribution from Australia, the underlying adjusted operating profit increased by £40 million reflecting scale and focused cost management.

Profit before tax of £39 million is lower than the prior year (2009: £146 million) due to the profit arising in 2009 on the sale of the Australian business and the contribution from substantial investment market movements in 2009.

Year ended 31 December 2009

Sales in Asia Pacific decreased by £787 million, or 22%, to £2,712 million (2008: £3,499 million). In Australia, sales decreased by 40%, impacted by the sale of the Australian business on 1 October 2009. Sales in Asia decreased 7% as a result of the uncertain economic environment, leading to investor caution across Singapore, Hong Kong, India and our other Asian markets, together with the impact of the strategic decision to scale back the sale of capital intensive products in several Asian markets.

Net written premiums decreased to £455 million, a decrease of £56 million, or 11%, on 2008 (2008: £511 million). The decrease was mainly due to the impact of the uncertain economic environment in the region as highlighted above and the disposal of the Australian business.

Increase in adjusted operating profit of £41 million to £77 million (2008: £36 million) was mainly due to the benefit from a one-off release of reserves of £68 million following an actuarial review of assumptions in Singapore, partly offset by the impact of the Australian disposal.

Profit before tax of £146 million (2008: £68 million loss) reflects the favourable movements in the market across the

Asia Pacific region.

Aviva Investors

Aviva Investors, our fund management business, operates across all four regions providing fund management services to third-party investors and supporting our long-term insurance and savings and general insurance operations.

The table below presents the adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and funds under management of Aviva Investors for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
Adjusted operating profit	97	115	114

Profit before tax attributable to shareholders’ profits	61	91	72

Funds under management	259,787	249,630	236,178

Year ended 31 December 2010

Aviva Investors’ adjusted operating profit in 2010 was £97 million, a decrease of £18 million from 2009. The reduction in adjusted operating profit was as a result of higher than expected redemptions and ongoing investment in the business which is starting to bear fruit as we see an increase in higher margin external assets. During 2010, we re-oriented our business towards more durable, higher margin funds, which resulted in an increased average fee rate on gross external sales, excluding liquidity funds.

Profit before tax attributable to shareholders was £61 million, a decrease of £30 million, or 33%, on 2009 (2009: £91 million). Amortisation expenses were higher than 2009, the acquisition of River Road Asset Management resulting in an intangible asset, and restructuring costs were higher than 2009 reflecting the phasing of our business transformation programme.

Aviva Investors’ funds under management were £260 billion, an increase of £10 billion, or 4%, on 2009. The increase is a result of capital appreciation and the inclusion of River Road within the 2010 figures, partially offset by the impact of sterling’s appreciation against the euro.

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

2     Excludes the contribution from the Australian life business sold on 1 October 2009

Performance review

31
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Corporate centre and group debt costs and other interest

	2010 £m	2009 £m	2008 £m
Corporate centre	(143)	(108)	(141)

Group debt costs and other interest	(656)	(636)	(379)

Year ended 31 December 2010

Corporate centre costs were £143 million, an increase of £35 million, or 32%, on £108 million in 2009. The increase principally reflects a higher project spend of £26 million in the year, and higher central costs of £7 million arising from enhanced capacity to meet greater financial and regulatory reporting requirements.

Group debt and other interest costs were £656 million, an increase of £20 million or 3% on 2009. The increase principally relates to higher lending arrangement costs (2010: £246 million; 2009: £227 million) driven by changes in internal loan balances throughout the year.

Group debt costs and other interest includes the net pension charge of £87 million (2009: £74 million). This represents the difference between the expected return on pension scheme assets and the unwind of the discount on pension scheme liabilities.

Year ended 31 December 2009

Corporate centre costs were £108 million, a decrease of £33 million, or 23%, on £141 million in 2008. The decrease reflects lower central spend. Staff incentive costs were in line with 2008 and projects spending decreased by £23 million reflecting lower costs following the completion of the brand migration, financial controls and MCEV projects initiated in 2008.

The Group debt costs and other interest increased to £636 million, an increase of £257 million on 2008 of £379 million. External interest costs increased to £335 million (2008: £286 million) reflecting higher interest on subordinated debt, due to hybrid debt being issued in 2008 and 2009, which was offset by lower commercial paper interest as proceeds from the issue were used to repay some commercial paper. Internal lending arrangement costs increased to £227 million (2008: £197 million) driven by changes to our internal loan balances.

The net pension charge of £74 million (2008: £104 million income) represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The increase is primarily due to lower rates of return on asset values offset by higher discount rates on liabilities.

32
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

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

For additional information on our financial investments, please see ‘Financial statements IFRS – Note 22 – Financial investments’ and ‘Financial Statements IFRS – Note 19 – Fair value methodology’. For a quantitative analysis of funds under management by Aviva and third-party fund managers, see “Financial statements IFRS – Note 56 – Assets under management”.

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

Property partnerships

As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of ‘Financial Statements IFRS – Accounting policies – (B) Consolidation principles’. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, the majority of these are in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or in the Unallocated Divisible Surplus (UDS).

Analysis of investments

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

Performance review

33
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Investments held at 31 December 2010 and 31 December 2009 are analysed below:

2010	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	4,015	7,062	1,987	13,064	—	13,064
Loans	35	8,314	34,725	43,074	—	43,074
Financial investments
Debt securities	16,150	85,414	65,918	167,482	—	167,482
Equity securities	31,441	12,308	5,327	49,076	—	49,076
Other investments	26,814	6,608	3,308	36,730	—	36,730
Total	78,455	119,706	111,265	309,426	—	309,426
Total %	25.4%	38.6%	36.0%	100.0%		100.0%
2009	74,620	114,873	102,718	292,211	(31)	292,180
2009%	25.5%	39.3%	35.2%	100.0%	—

As the table indicates, approximately 36% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of equities and other investments (e.g., unit trusts), reflecting the underlying investment mandates.

Financial investment balances included in the remainder of this disclosure include financial investments of operations classified as held for sale.

During 2010, the Group undertook a review of investment classifications, the allocation of assets between shareholder, participating and policyholder funds, and credit rating classifications, with the following effect on 2009 previously reported amounts:

■	In our Spanish business debt securities of £2,362 million and equity securities of £10 million previously recognised as participating fund assets have been reclassified as shareholder assets.
■

In our UK Life business investments and other assets backing indexed linked policies previously recognised as policyholder assets have been reclassified as shareholder assets. Reclassified assets total £1,890 million, split £1,214 million debt securities, £551 million loans, £97 million other investments and £28 million reinsurance assets.

■

In our business in France, equity and debt securities held indirectly through majority owned consolidated mutual funds previously presented as unit trusts and other investment vehicles within other investments, are now presented as equity and debt securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million and decrease unit trusts and other investment vehicles within other investments by £3,332 million.

■

In our businesses in the UK the credit ratings of certain non-rated private placements and other bonds totalling £1,917 million have previously been classified according to their internal credit ratings. These are now classified as non-rated.

The net effect of the adjustments above is to increase shareholder investment at 31 December 2009 by £4,262 million and decrease policyholder and participating fund investments by £1,890 million and £2,372 million respectively.

Where relevant, 2009 comparative amounts in the table above and those that follow in this section have been adjusted accordingly. None of the adjustments above affects balances reported in the IFRS primary statements.

34
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Measurement basis

We carry investments on our statement of financial position at either fair value or amortised cost. As shown in the table below, at 31 December 2010, 93% of the group’s total investments were carried at fair value on the statement of financial position.

	2010			2009
	Fair value £m	Amortised cost £m	Total £m	Fair value £m	Amortised cost £m	Total £m
Investment property	13,064	—	13,064	12,430	—	12,430
Loans	21,028	22,046	43,074	20,890	20,189	41,079
Financial investments
Debt securities	167,482	—	167,482	161,757	—	161,757
Equity securities	49,076	—	49,076	45,427	—	45,427
Other investments	36,730	—	36,730	31,518	—	31,518
Total	287,380	22,046	309,426	272,022	20,189	292,211
Total %	92.9%	7.1%	100.0%	93.1%	6.9%	100.0%

For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see ‘Financial Statements IFRS – Note 22 – Financial investments’ and ‘Financial Statements IFRS – Note 19 – Fair value methodology’.

Debt securities

We grade debt securities according to current external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor’s, Moody’s and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as ‘non-rated’.

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

Despite the market downgrade activity during 2009 and 2010, debt securities with a credit rating of A or above at 31 December 2010 still represented 77% of total holdings (2009: 80%). Approximately 41% of total debt security holdings are in government bonds and 33% of total debt security holdings were in corporate bonds with a credit rating of A or above, as of 31 December 2010.

‘Wrapped credit’ is credit exposure that has been insured with monoline insurers to achieve a better credit rating. The monoline insurers suffered further downgrades during 2009 and 2010 and this is reflected in the analysis that follows. The exposure is diversified across several monolines and the underlying bonds are diversified across many different counterparties. In general, we are a long-term holder of this debt, although we continue to review our holdings with reference to the underlying quality and prospects.

The majority of the residential mortgage-backed securities (RMBS) are US investments and over 85% of this exposure is backed by the US government-sponsored entities (GSEs) Fannie Mae and Freddie Mac. Under the conservatorship arrangements with the US government implemented in September 2008, these securities have an implicit guarantee, although they are not expressly backed by the full faith and credit of the US government. The majority of the remaining US RMBS are backed by fixed-rate loans that originated in 2005 or before.

At 31 December 2010, we had no exposure to sub-prime debt securities (2009: £2 million), and our exposure to collaterised debt obligations (CDO) and collaterised loan obligations (CLO) was limited to £332 million (2009: £241 million). Investments in structured assets (excluding agency RMBS that are backed by GSEs) were £6.0 billion, representing less than 4% of total debt securities.

During 2010, the proportion of our shareholder debt securities that are investment grade declined slightly to 88% (2009: 90%). This movement was primarily due to the increase in private placements to back UK annuity liabilities. The remaining 12.0% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

■	3.4% are debt securities that are rated as below investment grade
■

3.0% are US private placements which are not rated by the major ratings agencies, but are rated an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

■	5.6% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £1.8 billion (2.7% of total shareholder debt securities) of private placements and other corporate bonds held in our UK Life business which have been internally rated as investment grade.

Performance review

35
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Debt securities analysed by credit rating and sector

Total debt securities analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – Total

	Ratings
2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	17,447	—	—	—	—	—	17,447
UK local authorities	1	10	—	—	—	5	16
Non-UK government	27,695	15,747	4,428	1,433	632	585	50,520
	45,143	15,757	4,428	1,433	632	590	67,983
Corporate
Public Utilities	76	639	4,797	2,455	80	320	8,367
Convertibles and bonds with warrants	5	46	101	329	42	60	583
Other corporate bonds	10,373	12,340	26,687	20,657	2,897	6,163	79,117
	10,454	13,025	31,585	23,441	3,019	6,543	88,067
Certificates of deposits	—	572	925	1,170	—	26	2,693
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	19	9	11	8	131	—	178
RMBS non-agency prime	758	21	44	67	30	—	920
RMBS agency	1,762	—	—	—	—	—	1,762
	2,539	30	55	75	161	—	2,860
CMBS[1]	1,434	281	369	119	181	20	2,404
ABS[2]	1,113	256	365	129	63	181	2,107
CDO (including CLO)	97	57	22	17	86	53	332
ABCP[3]	—	15	—	—	—	—	15
ABFRN[4]	—	—	—	—	—	—	—
	2,644	609	756	265	330	254	4,858
Wrapped credit	—	288	92	157	55	49	641
Other	27	4	116	—	1	232	380
Total	60,807	30,285	37,957	26,541	4,198	7,694	167,482
Total %	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	100.0%
2009	62,489	28,045	38,747	20,777	3,936	7,763	161,757
2009%	38.6%	17.3%	24.0%	12.8%	2.5%	4.8%	100.0%
1.	CMBS – Commercial Mortgage Backed Security
2.	ABS – Asset Backed Security
3.	ABCP – Asset backed commercial paper
4.	ABFRN – Asset backed floating rate notes

36
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Debt securities, for which policyholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – policyholder assets

	Ratings
2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	3,497	—	—	—	—	—	3,497
UK local authorities	1	—	—	—	—	—	1
Non-UK government	1,951	534	777	162	80	11	3,515
	5,449	534	777	162	80	11	7,013
Corporate
Public Utilities	1	37	170	67	3	2	280
Convertibles and bonds with warrants	—	—	—	2	—	3	5
Other corporate bonds	363	981	2,603	3,138	283	226	7,594
	364	1,018	2,773	3,207	286	231	7,879
Certificates of deposits	—	362	603	144	—	2	1,111
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	—	—	—	—	—	—	—
RMBS non-agency prime	24	2	3	—	—	—	29
RMBS agency	—	—	—	—	—	—	—
	24	2	3	—	—	—	29
CMBS	7	2	—	—	—	—	9
ABS	18	6	47	3	—	9	83
CDO (including CLO)	—	—	—	—	—	—	—
ABCP	—	—	—	—	—	—	—
ABFRN	—	—	—	—	—	—	—
	25	8	47	3	—	9	92
Wrapped credit	—	16	1	2	4	2	25
Other	—	—	1	—	—	—	1
Total	5,862	1,940	4,205	3,518	370	255	16,150
Total %	36.3%	12.0%	26.0%	21.8%	2.3%	1.6%	100.0%
2009	7,864	2,161	4,277	944	48	1,089	16,383
2009%	48.0%	13.2%	26.1%	5.8%	0.3%	6.6%	100.0%

Performance review

37
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Debt securities, for which participating funds carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – participating fund assets

	Ratings
2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	11,842	—	—	—	—	—	11,842
UK local authorities	—	—	—	—	—	—	—
Non-UK government	15,357	11,586	2,011	675	350	—	29,979
	27,199	11,586	2,011	675	350	—	41,821
Corporate
Public Utilities	4	280	1,868	767	1	41	2,961
Convertibles and bonds with warrants	—	46	11	266	20	19	362
Other corporate bonds	7,128	6,564	13,237	8,339	1,163	1,697	38,128
	7,132	6,890	15,116	9,372	1,184	1,757	41,451
Certificates of deposits	—	132	208	816	—	—	1,156
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	—	—	—	3	2	—	5
RMBS non-agency prime	163	—	5	—	—	—	168
RMBS agency	134	—	—	—	—	—	134
	297	—	5	3	2	—	307
CMBS	128	50	6	16	9	1	210
ABS	88	32	113	53	37	1	324
CDO (including CLO)	—	—	—	—	—	—	—
ABCP	—	—	—	—	—	—	—
ABFRN	—	—	—	—	—	—	—
	216	82	119	69	46	2	534
Wrapped credit	—	74	17	35	4	6	136
Other	—	—	9	—	—	—	9
Total	34,844	18,764	17,485	10,970	1,586	1,765	85,414
Total %	40.8%	22.0%	20.5%	12.8%	1.9%	2.0%	100.0%
2009	35,262	17,486	18,921	9,376	2,125	2,178	85,348
2009%	41.3%	20.5%	22.2%	11.0%	2.5%	2.5%	100.0%

38
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Debt securities, for which shareholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – shareholder assets

				Ratings
2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	2,108	—	—	—	—	—	2,108
UK local authorities	—	10	—	—	—	5	15
Non-UK government	10,387	3,627	1,640	596	202	574	17,026
	12,495	3,637	1,640	596	202	579	19,149
Corporate
Public Utilities	71	322	2,759	1,621	76	277	5,126
Convertibles and bonds with warrants	5	—	90	61	22	38	216
Other corporate bonds	2,882	4,795	10,847	9,180	1,451	4,240	33,395
	2,958	5,117	13,696	10,862	1,549	4,555	38,737
Certificates of deposits	—	78	114	210	—	24	426
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	19	9	11	5	129	—	173
RMBS non-agency prime	571	19	36	67	30	—	723
RMBS agency	1,628	—	—	—	—	—	1,628
	2,218	28	47	72	159	—	2,524
CMBS	1,299	229	363	103	172	19	2,185
ABS	1,007	218	205	73	26	171	1,700
CDO (including CLO)	97	57	22	17	86	53	332
ABCP	—	15	—	—	—	—	15
ABFRN	—	—	—	—	—	—	—
	2,403	519	590	193	284	243	4,232
Wrapped credit	—	198	74	120	47	41	480
Other	27	4	106	—	1	232	370
Total	20,101	9,581	16,267	12,053	2,242	5,674	65,918
Total %	30.5%	14.5%	24.7%	18.3%	3.4%	8.6%	100.0%
2009	19,363	8,399	15,549	10,456	1,762	4,497	60,026
2009%	32.3%	14.0%	25.9%	17.4%	2.9%	7.5%	100.0%

In respect of the wrapped credit investments, the table below shows the credit rating of the securities as they are officially rated, and an estimate of their rating without the guarantee. As rating agencies do not provide credit ratings for individual wrapped credit securities without consideration of the insurance guarantee, the credit ratings disclosed in the table below are based on internal best estimates.

Performance review

39
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Total assets

	Rating with insurance guarantee		Rating without insurance guarantee
	Fair value £m	% of total	Fair value £m	% of total
Wrapped Credit
AAA	—	—	—	—
AA	288	44.8%	37	5.7%
A	92	14.3%	100	15.6%
BBB	157	24.5%	215	33.6%
Less than BBB	55	8.5%	59	9.2%
Non-rated	49	7.9%	47	7.3%
Not available without insurance guarantee	—	—	183	28.6%
	641	100.0%	641	100.0%
RMBS Agency

AAA	1,762	100.0%	1,762	100.0%

Equity securities

The table below analyses our investments in equity securities by sector.

2010	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public Utilities	2,690	1,395	23	4,108
Banks, trusts and insurance companies	4,331	1,854	1,436	7,621
Industrial miscellaneous and all other	24,402	9,019	3,279	36,700
Non-redeemable preferred shares	19	40	588	647
Total	31,442	12,308	5,326	49,076
Total %	64.1%	25.0%	10.9%	100.0%
2009	28,638	11,678	5,111	45,427
2009%	63.0%	25.7%	11.3%	100.0%

40
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

At 31 December 2010, shareholder investment in equity securities amounted to £5.3 billion, of which 79% related to our business in the Netherlands, 7% our Italian business and 14% other businesses. The Italian equity holdings are held both directly by our Italian subsidiaries and by Group holding companies.

Of our £7.6 billion exposure to equity investments in banks, trusts and insurance companies, £1.4 billion relates to shareholder investments, which includes £803 million equities held by our business in the Netherlands and a £408 million strategic holding in UniCredit and other Italian financial institutions (£244 million net of minority interest).

The remaining shareholder exposure to equity securities, other than banks, trusts and insurance companies, arises principally in our Netherlands business, amounting to approximately 88% of the total exposure of £3.9 billion.

Other investments

The table below analyses other investments by type.

2010	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	26,040	5,743	737	32,520
Derivative financial instruments	187	131	1,956	2,274
Deposits and credit institutions	28	38	492	558
Minority holdings in property management undertakings	11	593	60	664
Other	548	103	63	714
Total	26,814	6,608	3,308	36,730
Total %	73.0%	18.0%	9.0%	100.0%
2009	24,865	3,968	2,685	31,518
2009%	78.9%	12.6%	8.5%	100.0%

Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England. We also have the following regional headquarters:

■	UK – UK Life: York, England;
■	UK – UK General Insurance: Norwich, England;
■	Europe – Dublin, Ireland;
■	North America – Chicago, Illinois, USA;
■	Asia Pacific – Singapore; and
■	Aviva Investors – London, England.

In addition to the above, our regions have major offices in the following locations:

■	North America: Des Moines, Iowa, USA and Scarborough, Ontario, Canada
■	Europe: Paris, France; Amsterdam, the Netherlands; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; Brussels, Belgium; and Milan, Italy

We own or lease space in 26 countries around the world. As of 31 December 2010, we owned and occupied land and buildings for our own use with a total book value of £440 million (2009: £416 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £11,241 million at 31 December 2010 (2009: £10,757 million).

Performance review

41
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2010 included the following:

	Less than one year £m	Between one and three years £m	Between three and five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
— Insurance contracts – non-linked[1]	11,871	22,734	23,199	151,843	209,647
— Investment contracts – non-linked[2]	63,197	—	—	—	63,197
— Linked business[2]	82,769	—	—	—	82,769
General insurance[3]	7,231	4,410	2,108	4,288	18,037
	165,068	27,144	25,307	156,131	373,650
Other contractual obligations[4]
Borrowings	2,947	1,567	2,272	27,773	34,559
Operating lease obligations	136	233	190	737	1,296
Capital commitments	118	46	23	36	223
Payables and other financial liabilities[5]	19,194	772	115	914	20,995
Net asset value attributable to unitholders	9,032	—	—	—	9,032
Total	196,495	29,762	27,907	185,591	439,755

Reconciliation to the statement of financial position	£m
Total contractual obligations above	439,755
Effect of discounting contractual cash flows for insurance contracts	(78,163)
Contractual undiscounted interest payments[6]	(19,653)
Difference between carrying value of borrowings and undiscounted cash flows of principle	43
Contractual cash flows under operating leases and capital commitments	(1,519)
Difference between derivative liabilities contractual cash flows and carrying value	(703)
Liabilities of operations classified as held for sale	—
Non-contractual / short-term obligations
— Unallocated divisible surplus[7]	3,428
— Provisions[8]	2,943
— Current and deferred tax liabilities	2,072
— Other liabilities	4,179
Total liabilities per statement of financial position	352,382
1.

Amounts shown in respect of long-term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds (see below).

2.

All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for non-linked investment contracts is shown in the Less than 1 year column above.

3.

Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘Financial Statements IFRS – Note 36 – Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.

4.	The Group has no material finance leases for property and equipment.
5.

Includes obligations under repurchase agreements amounting to £853 million and obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £4,825 million.

6.

When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £84 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.

7.

The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

8.

Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes around the world, full details of which are provided in ‘Financial Statements IFRS – Note 45 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. In 2010 a long-term funding agreement was agreed with the scheme trustees which is expected to eliminate the funding deficit over time. However, these contributions are revisited annually in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 18 years in the UK schemes and between 12 and 19 years in the non-UK schemes.

42
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders. The Group’s risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:

■	Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■	Ensure that capital is allocated where it will make the highest returns on a risk-weighted basis; and
■	Meet the expectations of our customers, investors and regulators that we will maintain capital surpluses to ensure we can meet our liabilities even if a number of extreme risks materialise.

In 2010, in support of these goals, the Group continued its work to enhance its risk management capabilities by developing a comprehensive Risk Plan. The Risk Plan sets out a phased programme for designing, implementing and embedding enhancements to the existing risk management framework (RMF) across the Group. Key components of the RMF and some of the enhancements made in 2010 are described below.

Risk appetite

Risk appetite is an expression of the level of risk we are willing and able to accept in pursuit of our strategic objectives and thus provides the context for our risk and capital management.

The following appetite statements, which were reviewed and approved by the Board in June 2010, demonstrate a key focus on balance sheet strength and protection of the franchise value. They supplement existing risk appetite statements relating to the regulatory solvency position.

■

Economic capital: the Aviva Board requires that the Group has sufficient capital to remain able to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group’s strategic target of maintaining a credit rating in the AA range.

■

Liquidity: the Aviva Board requires that the Group maintains significant liquid resources to meet both planned cash outflows and cover unexpected cash requirements under stress conditions. In addition the Group maintains substantial unutilised committed credit facilities to cover extreme adverse scenarios.

■

Franchise value: Aviva recognises that its long-term sustainability depends upon the protection of our franchise and our relationship with customers. As such, Aviva will not accept risks that materially impair the reputation of the Group and requires that customers are always treated with integrity.

The Group’s position against the quantitative risk appetite statements is monitored and reported to the Board on a monthly basis. The 2010 business planning process included explicit consideration of the reviewed Group level risk appetite statements and economic capital risk appetites were cascaded to individual business units at the end of 2010.

More granular risk appetites or tolerances are set out in our risk management policies, which are implemented across the Group.

Risk and capital management

Risk and capital management are strongly interlinked. We set our business strategy and plans, guided by our overarching strategy, risk appetite and goal of improving risk-weighted returns.

We actively manage our risk profile through a wide range of techniques including product design, pricing, underwriting, asset allocation, investment management, duration matching, hedging, reinsurance, acquisitions and disposals, management of the capital structure and of committed credit facilities.

The development and evaluation of our business plans and our various capital and risk management actions are supported by risk modelling, which has been a key area of further enhancement throughout 2010.

Risk modelling

For the purposes of risk identification and measurement, risks are usually grouped by risk type: market, credit, liquidity, general insurance, life insurance and operational risk. Risks falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.

To evaluate the impact of these risks, we carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. These stress and scenario tests are sometimes prescribed by supervisory authorities, but are supplemented by scenarios drawn from historical periods of adverse conditions, from risk models and from management discussions.

In addition, ‘reverse stress tests’ are now generated where the intention is to identify the extreme scenarios which would test the business model to the point of failure. These are used to facilitate discussions on whether business plans should be modified.

More details on our capital modelling, including our internal risk-based, economic capital model, can be found in the capital management section on page 46.

Risk modelling is an area of focus for continued enhancement and development.

Risk management responsibilities, policies and procedures

Aviva operates a ‘three lines of defence’ model. Primary responsibility for the application of the RMF lies with business management (the first line of defence). Support for and challenge on the risk management activities (including the identification, measurement, monitoring, management and reporting of risk) are performed by a specialist, independent risk function (the second line of defence) acting as the ‘critical friend’ to the first line of defence. The design of the RMF is also primarily the responsibility of the second line of defence. Independent and objective assurance on the robustness of the RMF and the appropriateness and effectiveness of internal control is provided by Group internal audit (the third line of defence).

To promote a consistent and rigorous approach to risk management across all the businesses and locations in which we operate, we have a set of formal risk management policies. These risk policies set out risk management and control standards for the Group’s worldwide operations. As our business responds to changing market conditions and customer needs, we regularly monitor the appropriateness of our risk policies to ensure that they remain up-to-date.

Performance review

43
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all our core business activities, and that the processes for managing risk are understood and followed consistently across our global businesses.

Businesses regularly review the risks identified against the tolerances specified in the risk policies and, where risks are outside of tolerance, action plans are required. Similarly, controls are regularly reviewed for effectiveness and remediation actions implemented where necessary. This process is supported by a semi-annual sign-off by the business chief executive and chief financial officers of policy compliance and of the completeness of the list of risks identified.

A top-down, key risk identification and assessment process has been introduced in 2010 and is carried out monthly in the risk function at Group level based on Group and regional chief risk officer (CRO) and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews.

The bottom-up and top-down risk assessment processes are used to generate risk reports which are shared with the relevant committees.

As part of the annual business planning process, we formally consider the risks present in, and to, the draft plan, the consistency of the draft plan with the Group’s risk appetite and the appropriate management actions and controls to address any risks identified. The risk assessment forms part of the formal plan submitted to the Group Executive Committee and Board for discussion and approval.

Risk governance and oversight

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee (RC). The RC reviews the Group’s risk appetite and future risk strategy and makes recommendations on risk appetite to the Board. It also reviews the risk profile against the risk appetite, the principal risk policies for consistency with the Group’s risk appetite, and approves any material changes to these policies, and reviews the Group’s internal models and stress and scenario testing.

The executive oversight of risk management is the responsibility of the Group Executive Committee (GEC). It is assisted by a number of committees at Group centre with the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) providing a key focus on financial and operational risks respectively. The Group centre committees are in turn supported by similar governance structures in the regions. These relationships are summarised in the diagram below. These committees review the Group’s risk profile against its risk appetite and the Group’s strategy, provide challenge and recommend risk management activity and ensure that our risk policies are used to manage risk to agreed standards.

The group chief risk officer is a member of the Group Executive Committee and has a reporting line to the group chief executive and to the RC with access to the RC chairman, assuring independence of the function.

Similarly, the regional CROs are members of the regional executive committees.

44
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Risk factors

This table sets out the definitions of each key risk type; the key risk drivers for each risk category; sensitivities to economic and operating experience on the Group’s performance and a summary of the related risk mitigation processes within the risk management framework.

Risk type	Key drivers

Market

Risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices and foreign currency exchange rates

Fluctuation in the value of, or income from, our investments including loans, debt, equity securities, mortgages and holdings of investment properties

Impact of market conditions on the sales of investments, pensions and other savings products and our fund management business

Products sold by the Group that carry investment return and surrender value guarantees

Movements in the value of assets and liabilities, cash flows or dividends received from subsidiaries as a result of movements in currency exchange rates

Fluctuation in the value of assets held by the staff pension schemes

Movements in yield curves or market implied volatilities that affect the values placed on assets and liabilities are not perfectly matched

Credit

Risk of financial loss as a result of the default or failure of third parties to meet their payment obligations or as a result of changes in fair value resulting from movements in the credit standing of the third party or in credit spreads

Exposures to debt investments, structured asset investments, and counterparties in our derivatives, mortgage loans and reinsurance placements

Default and spread risks are considered, as both impact the value and risks of assets

Concentrations of exposures to individual credits/counterparties or sectors/geographies

Liquidity Risk of not maintaining sufficient financial resources to meet our business obligations as they fall due

Insufficient capital generated from the receipt of premiums, fees and investment income, along with planned asset sales and maturities to pay claims, expenses, interest costs and dividends

Instances where additional cash requirements arise in excess of that available within operating businesses

Mismatches in the timing of cash flows relating to assets, liabilities and off balance sheet instruments

General insurance The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes fluctuations in the timing, frequency and severity of claims and settlements.	Claims incurred from catastrophic events, such as flooding and windstorm Financial impact of worsening claims ratios and inadequate reserves Claims inflation

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

Adverse mortality experience (the death of a policy holder) and morbidity (ill health)

Expense experience compared with assumptions at the start of the insurance policy

Poorly designed or inadequately priced products

Persistency risk arising from customers lapsing their policies earlier, or in some circumstances later, than has been assumed

Adverse take-up rates of options embedded in insurance contracts

Operational

The risks of direct or indirect loss resulting from inadequate or failed internal processes, or from people and systems, or from external events, including changes in the legislative or regulatory environment.

Failure of key processes and controls resulting in misselling, fraud, or losses requiring customer compensation

Failure of information technology and communications systems that affects the delivery of services to our customers

Failure or underperformance of providers of outsourced services including administration and distribution

Adverse changes in the external environment including the competitive landscape, customer behaviour, distributor regulatory changes, merger and acquisition opportunities and emerging trends

Adverse changes in regulatory or legislative environment

Brand and reputation Our dependence on the strength of our brands, the brands of our partners, and our reputation with customers, distributors and regulators in the sale of our products and services	Media speculation, negative publicity, adverse market and customer perception Products or services recommended by us not performing as expected

For further details refer to the ‘Financial statements IFRS – Note 54 – Risk management’.
1	IFRS sensitivities are shown gross of non-controllinginterest.

Performance review

45
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Sensitivities[1]	Risk mitigation

A 1% increase in interest rates would decrease total shareholder funds by £1.4 billion net of tax

A 10% decrease in equity prices would decrease total shareholders’ funds by £0.6 billion net of tax

These sensitivities are shown net of equity hedges.

We expect that a 40% fall in equity prices (at 31 December 2010) would reduce IGD by £0.6 billion.

Regular reviews by the Asset Liability Committee relative to risk appetite

Active management of exposure through changes in asset mix and hedging against unfavourable market movements

Regular monitoring of impact from changes in market risks (interest rates, equity prices, property values) through value at risk analysis, stress tests and scenario analysis

Use of currency borrowings and derivatives to manage currency exposures within centrally set limits

Investment strategy and long-term objectives agreed with scheme trustees

Duration matching

A 50 bps increase in credit spreads would have no net impact on shareholder funds.

Adherence to credit policy and limits frameworks by all businesses

Regular monitoring and reviews by the Credit Approvals Committee of exposures and management against limits

Maintaining a diversified portfolio and reviewing concentrations of exposure by types, sector, geography and credit ratings

Utilisation of risk reduction techniques such as hedging and collateral posting requirements

Sensitivity information is not provided for this risk type

Asset liability matching methodology develops optimal asset portfolio maturity structures in our businesses to ensure cash flows are sufficient to meet liabilities

Regular monitoring through liquidity stress and scenario testing and against liquidity risk appetite

Sale of assets from investment portfolios, issuing commercial paper

Maintain committed borrowing facilities (£2.1 billion) from highly rated banks

Regular reviews by the Assets Committee and the Asset Liability Committee

Our total potential loss from our most concentrated catastrophe exposure zone (Northern European) is approximately £300 million for a one in ten year annual loss scenario, compared to approximately £550 million for a one in hundred year annual loss scenario

A 5% increase in gross loss ratios for our general insurance and health business reduces shareholders funds by £310 million, net of reinsurance on a pre-tax basis

Regular reviews by the General Insurance Committee

Use of reinsurance to help reduce the financial impact of a catastrophe and manage earnings volatility

Extensive use of data, financial models and analysis to improve pricing and risk selection

Underwriting and claims management disciplines

Digital mapping to better manage property flood risk

Mortality/ morbidity – a 5% worsening in assurance mortality/morbidity experience would reduce shareholder funds by £55 million before tax.

Longevity – should our assumptions in respect of annuitant mortality worsen by 5% then shareholder funds would reduce by £355 million before tax.

Regular reviews by the Life Insurance Committee

Monitoring longevity statistics compared with emerging industry trends and use of reinsurance solutions

Use of reinsurance solutions to mitigate mortality and morbidity risks

Guidelines to support businesses through complete cycle of product design, development and pricing

Regular monitoring of expense assumptions and the use of outsource providers governed by strict outsourcing policy

Guidelines on persistency management and regular monitoring and investigation of persistency levels

Sensitivity information is not provided for this risk type

Regular reviews by Operational Risk Committee

Capture and investigation of operational risk loss events data

Strong policy and control framework compliance which is subject to regular review and certification

Strategic review and planning process combined with performance management process

Challenging developments that could be damaging to our business and the industry as a whole

Sensitivity information is not provided for this risk type

Regular reviews by the Corporate Reputation Committee

Building our brand prominence and regularly monitoring brand metrics

Delivering a truly exceptional experience to our customers and treating customers fairly in line with the FSA principles

Monitoring metrics including customer advocacy, retention and complaints

1	IFRS sensitivities are shown gross of non-controlling interest.

46
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Capital management

Capital management objectives

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva’s capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.

Overall capital risk appetite, which is reviewed and approved by the Aviva Board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group’s strategic target of maintaining credit ratings in the AA range.

In managing capital we seek to:

■

maintain sufficient, but not excessive, financial strength in accordance with risk appetite to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■	optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■	allocate capital rigorously across the Group, to drive value adding growth through optimising risk and return; and
■

declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Accounting basis:

Capital employed by segment and financing of capital

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2010 £m	Restated 2009 £m
Long-term savings	19,056	17,317
General insurance and health	5,613	4,562
Fund management	465	269
Other business	178	(246)
Corporate[1]	(1,521)	(1,327)
Total capital employed	23,791	20,575
Financed by:
Equity shareholders’ funds	12,794	10,356
Minority interest	3,741	3,540
Direct capital instruments	990	990
Preference shares	200	200
Subordinated debt	4,572	4,637
External debt	1,494	852
Total capital employed	23,791	20,575
1.

‘Corporate’ includes centrally held tangible net assets, the element of the staff pension scheme deficit or surplus allocated centrally and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

—

Aviva International Insurance Limited (AII) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

—

Certain subsidiaries, subject to continuing to satisfy stand-alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arms length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 31 December 2010 we had £23.8 billion (31 December 2009: £20.6 billion) of total capital employed in our trading operations, measured on an IFRS basis.

Regulatory capital – overview

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

Performance review

47
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

Regulatory capital – group

European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2010 £bn	2009 £bn
Insurance Groups Directive (IGD) capital resources	6.0	10.3	16.3	15.7
Less: capital resource requirement (CRR)	(6.0)	(6.5)	(12.5)	(11.2)
Insurance Groups Directive (IGD) excess solvency	—	3.8	3.8	4.5
Cover of EU minimum (calculated excluding UK Life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2009 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2009	4.5
Adjusted operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(0.2)
Pension scheme funding	(0.3)
Increase in Capital Resource Requirement	(0.3)
Acquisitions (River Road and other small transactions)	(0.2)
Other	(0.2)
Estimated IGD solvency surplus at 31 December 2010	3.8

Regulatory capital – Long-term businesses

For our non-participating worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are set for each business unit as the higher of:

■	The level of capital at which the local regulator is empowered to take action.
■	The capital requirement of the business unit under the group’s economic capital requirements; and,
■	The target capital level of the business unit.

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our non-participating life business, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 129% (31 December 2009: 130%).

These levels of required capital are used in the calculation of the group’s embedded value to evaluate the cost of locked in capital. At 31 December 2010 the aggregate regulatory requirements based on the EU minimum test amounted to £6.8 billion (31 December 2009: £6.1 billion). At this date, the actual net worth held in our long-term business was £10.0 billion (31 December 2009: £9.8 billion) which represents 147% (31 December 2009: 159%) of these minimum requirements.

Regulatory capital – UK Life with-profit funds

The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 31 December 2010 and 31 December 2009.

	Estimated realistic assets £bn	Estimate realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Support arrange- ment[3] £bn	Estimated risk capital Margin[5] £bn	Estimated excess £bn	2009 Estimated excess £bn
NWPSF	20.8	(20.8)	—	1.2	(0.4)	0.8	0.6
OWPSF	3.1	(2.8)	0.3	—	(0.1)	0.2	0.1
WPSF[4]	20.4	(18.6)	1.8	—	(0.4)	1.4	1.4
Aggregate	44.3	(42.2)	2.1	1.2	(0.9)	2.4	2.1
1.

These realistic liabilities include the shareholders’ share of future bonuses of £0.7 billion (31 December 2009: £0.6 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £41.5 billion (31 December 2009: £42.1 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (31 December 2009: £2.2 billion, £0.3 billion and £3.1 billion).

2.	Estimated realistic inherited estate at 31 December 2009 was £nil billion, £0.2 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3.	This represents the reattributed estate of £1.2 billion at 31 December 2010 (31 December 2009: £1.1 billion) held within the non-profit fund with WPSF included within other UK life operations.
4.	The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion, and therefore does not impact the realistic inherited estate.
5.	The risk capital margin (RCM) is 3.7 times covered by the inherited estate and support arrangement (31 December 2009: 3.6 times).

Investment mix

The aggregate investment mix of the assets in the three main with-profit funds at 31 December 2010 was:

	2010%	2009%
Equity	26%	21%
Property	16%	12%
Fixed interest	57%	59%
Other	1%	8%

The equity backing ratios, including property, supporting with-profit asset shares are 69% in OWPSF and NWPSF, and 68% in WPSF.

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

The financial modelling techniques employed in economic capital enhance our practice of risk and capital management.

They enable understanding of the impact of the interaction of different risks allowing us to direct risk

48
Aviva plc Annual Report on Form 20-F 2010	Performance review continued

management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer-term profits emerging from in-force and new business, allowing for consideration of longer-term value emergence as well as shorter-term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II

The development of Solvency II continues in 2011. The European Commission is focused on concluding the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II. The European Commission has published a draft directive (‘Omnibus II’) proposing some changes, including as expected a change to the date for implementation of Solvency II from 31 October 2012 to 31 December 2012. Aviva continues to actively participate in the development of the requirements through the key European industry working groups and engaging with the FSA and HM Treasury to influence the on-going negotiations in Brussels.

The European Commission is now giving further consideration to the wording of the implementing measures and is expected to finalise these during 2011.

Rating agency

Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non-financial factors (e.g. strategy, competitive position, and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.

The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard and Poors is AA- (‘very strong’) with a Stable outlook; Aa3 (‘excellent’) with a Stable outlook from Moody’s; and A (‘excellent’) with a Positive outlook from A M Best. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and strong liquidity position.

Financial flexibility

The group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.5 billion, the group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Key performance indicators

The UK Companies Act requires that a fair review of the business contains financial and, where applicable, non-financial key performance indicators (KPIs). We consider that our financial KPIs are those that communicate to the members the financial performance and strength of the Group as a whole.

These KPIs comprise:

■	Earnings per share (International Financial Reporting Standards basis);
■	Proposed ordinary dividend per share and dividend cover;
■	Adjusted operating profit;
■	Worldwide sales; and
■	Return on equity shareholders’ funds.

Management also use a variety of other performance indicators (OPIs) in both running and assessing the performance of individual business segments and units, rather than the Group as a whole. OPIs include measures such as new business margins, combined operating ratio and underwriting profit.

In addition to reporting on our financial performance, it is important that as a forward-thinking company we are aware of our wider responsibilities and report on the non-financial aspects of our performance. We consider that our employees and customers are fundamental to the success of our business; as such, they form the basis for our non-financial measures, and include:

■	Leadership and employee engagement; and Customer advocacy.

Accounting basis of preparation

International Financial Reporting Standards (IFRS)

Our consolidated financial statements are prepared under IFRS, using standards issued by the International Accounting Standards Board (IASB) and endorsed by the EU. In addition to fulfilling this legal obligation, the Group has also complied with IFRS as issued by the IASB and applicable at 31 December 2010.

The financial data contained in the Annual Report has been prepared using the Group’s accounting policies set out on pages 127 to 140. Where applicable, the financial statements have also been prepared in accordance with the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI), the most recent version of which was issued in December 2005 and amended in December 2006

49
Aviva plc
Annual Report on Form 20-F 2010
Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

# Governance

Governance

## In this section

| | Page |
|---|---|
| Board of directors | 50 |
| Executive management | 52 |
| Directors' report | 53 |
| Corporate governance report | 56 |
| Nomination committee report | 65 |
| Audit committee report | 66 |
| Risk committee report | 68 |
| Corporate responsibility committee report | 70 |
| Directors' remuneration report | 71 |

50
Aviva plc Annual Report on Form 20-F 2010	Board of directors

1. Lord Sharman of Redlynch OBE
Chairman (Age 68)
Appointed to the Board in January 2005 and became chairman in January 2006. Currently an independent non-executive director of BG Group plc (oil and gas) and Reed Elsevier plc (publishing). Former chairman of Aegis Group plc (media services) and KPMG International (auditors). Former deputy chairman of Group 4 Securicor plc (and former chairman of Securicor plc) (security services), former member of the supervisory board of ABN AMRO Holding N.V. (banking) and a former independent non-executive director of Young & Co.’s Brewery plc (hospitality) and AEA Technology plc (commercial/technology). Chairman of the Board and Nomination Committee and member of the Corporate Responsibility Committee.

2. Andrew Moss
Group chief executive (Age 53)
Appointed to the Board in May 2004. Joined as group finance director and became group chief executive in July 2007. Previously director of finance, risk management and operations at Lloyd’s of London (insurance) and formerly held a number of senior management positions at HSBC plc (banking). Member of the Corporate Responsibility and Nomination committees and member of the supervisory board of Delta Lloyd N.V.

Governance

51
Aviva plc Annual Report on Form 20-F 2010	Board of directors continued

3. Patrick Regan

Chief financial officer (Age 45)

Appointed to the Board in February 2010 as chief financial officer. Previously group chief financial officer and group chief operating officer at Willis Group Holdings Limited (insurance broking). Formerly group financial controller of RSA Insurance Group plc (insurance) and finance and claims director, UK general insurance of AXA Insurance (insurance). He also held a number of senior management positions at GE Capital (financial services) and specialised in corporate finance and investigations at Grant Thornton (professional services). Member of the supervisory board of Delta Lloyd N.V.

4. Mark Hodges

Executive director (Age 45)

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

5. Igal Mayer

Executive director (Age 49)

Appointed to the Board in January 2011. Joined the Group in May 1989 as assistant vice-president/controller of Canadian General Insurance Group. Formerly chief executive of Aviva North America, chief executive of Aviva UK General Insurance and chief executive officer, chief financial officer and executive vice-president of Aviva Canada. Previously finance director of Norwich Union Insurance and managing director, London Markets, for CGU Insurance in London.

6. Mary Francis CBE

Independent non-executive director

(Age 62)

Appointed to the Board in October 2005. Currently senior independent director of Centrica plc (utilities) and a non-executive director of Cable & Wireless Communications plc (telecoms). A senior adviser to Chatham House and chair of governors, James Allen’s Girls’ School. Formerly a senior civil servant, director general of the Association of British Insurers and a non-executive director of the Bank of England, Alliance & Leicester plc (banking), St Modwen Properties plc (property development) and the Almeida Theatre Company Limited. Chairman of the Risk Committee and a member of the Audit, Nomination and Remuneration committees.

7. Richard Karl Goeltz

Senior independent non-executive director (Age 68)

Appointed to the Board in May 2004. Currently a non-executive director of the Warnaco Group, Inc. (clothing), the New Germany Fund (investment trust), the Central Europe and Russia Fund (investment trust), the European Equity Fund (investment trust) and a member of the Council and Court of Governors of The London School of Economics and Political Science. Former vice-chairman and chief financial officer of American Express Company (financial services) and director and chief financial officer of NatWest Group plc (banking). Former non-executive director of Delta Air Lines, Inc. (transport) and Federal Home Loan Mortgage Corporation (Freddie Mac) (financial services) and a former member of the Accounting Standards Board (UK). Member of the Audit and Nomination committees.

8. Euleen Goh

Independent non-executive director

(Age 55)

Appointed to the Board in January 2009. Currently non-executive director of DBS Group Holdings Ltd, DBS Bank Limited (banking), Singapore Airlines Limited (aviation), Singapore Exchange Limited and the Singapore Chinese Girls’ School. Chairman of the Accounting Standards Council of Singapore and the Singapore International Foundation. Former chief executive officer of Standard Chartered Bank in Singapore (banking). Member of the Audit and Corporate Responsibility committees.

9. Michael Hawker AM

Independent non-executive director

(Age 51)

Appointed to the Board in January 2010. Currently a non-executive director of Macquarie Bank Limited, Macquarie Group Limited (banking) and Australian Rugby Union. Chairman of the George Institute and a member of the Advisory Council at General Enterprise Management Services International Limited (GEMS), the Hong Kong-based private equity firm. Formerly chief executive and managing director of Insurance Australia Group Limited (insurance). Member of the Risk Committee.

10. Carole Piwnica

Independent non-executive director

(Age 53)

Appointed to the Board in May 2003. A member of the New York and Paris Bars. Currently managing director of Naxos UK (private equity), a non-executive director of Amyris Biotechnologies, Inc. (renewable products), Sanofi-aventis (healthcare products) and Eutelsat Communications (satellite operator). Formerly a non-executive director of Dairy Crest Group plc (dairy products), Toepfer International GmbH (trading) and a member of the biotech advisory board of Monsanto (biotechnology). Former chairman of Amylum Group (agricultural/ industrial) and non-executive director and vice-chairman of Tate & Lyle plc (agricultural/industrial) and a non-executive director of S A Spadel N.V. (food and beverages). Chairman of the Corporate Responsibility Committee and member of the Remuneration Committee.

11. Leslie Van de Walle

Independent non-executive director

(Age 54)

Appointed to the Board in May 2009. Currently chairman of SIG plc (construction products), non-executive director of DCC plc (business support) and La Seda de Barcelona, S.A. (plastic packaging). Formerly chief executive officer of Rexam plc (packaging), executive vice-president of retail for oil products and head of oil products, a division of Shell Europe, Royal Dutch Shell plc and non-executive director of Aegis Group plc (media services). Formerly held a number of senior management positions with Cadbury Schweppes plc (consumer goods) and United Biscuits Limited (consumer goods). Member of the Remuneration and Risk committees.

12. Russell Walls

Independent non-executive director

(Age 67)

Appointed to the Board in May 2004. Currently non-executive director of Signet Jewelers Limited (retail), treasurer and trustee of The British Red Cross and a member of the Finance Commission of the International Federation of the Red Cross. Former group finance director of BAA plc (transport), Wellcome plc (pharmaceuticals) and Coats Viyella plc (textiles). Former senior independent non-executive director of Stagecoach Group plc (transport) and Hilton Group plc (leisure) and a former non-executive director of Delphic Diagnostics Limited (medical), and the Mersey Docks and Harbour Company (transport). Chairman of the Audit Committee and a member of the Nomination and Risk committees.

13. Scott Wheway

Independent non-executive director

(Age 44)

Appointed to the Board in December 2007. Currently a strategic advisor to Best Buy Co., Inc. (retail services). Formerly chief executive officer of Best Buy Europe Distributions Limited (retail services). Former director of The Boots Company plc (now known as The Boots Company Limited) (pharmacy) and managing director of Boots the Chemist at Alliance Boots plc. Formerly held a number of senior executive positions at Tesco plc (retail services). Chairman of the Remuneration Committee and member of the Corporate Responsibility Committee.

52
Aviva plc Annual Report on Form 20-F 2010	Executive management

Andrew Moss Group chief executive (Age 53) See page 50

Patrick Regan Chief financial officer (Age 45) See page 51

Mark Hodges Chief executive, Aviva UK (Age 45) See page 51

Igal Mayer Chief executive, Aviva Europe (Age 49) See page 51

John Ainley
Group human resources director (Age 54)

Joined the Group in 1999. Formerly held senior HR positions with WH Smith plc, ICL plc and General Electric plc. Previously Group HR Director for Norwich Union plc and HR Director for Norwich Union Insurance and Norwich Union Life. Holds a Law degree and is a Companion of the Chartered Institute of Personnel Development.

Alain Dromer
Chief executive, Aviva Investors (Age 56)

Joined the Group in September 2007. Formerly global head of group investment businesses at HSBC, senior executive vice-president and head of asset management and insurance at Credit Commercial de France and director of capital markets at La Compagnie Financiére Edmond de Rothschild. Formerly at the French Treasury in the Ministry of Finance and the French Institute for Statistics and Economic Studies. Educated at l’École Polytechnique, Paris and l’École Nationale de la Statistique l’Administration Économique, Paris.

Richard Hoskins
Chief executive, Aviva North America (Age 46)

Joined the Group in 2009. Formerly executive vice-president and chief financial officer of Aviva North America. Previously executive vice-president and chief financial officer for Old Mutual US and acting group finance director and deputy group finance director for Old Mutual plc, London. Formerly head of National Australia Insurance Services, a subsidiary of National Australia Bank’s UK operations and chief financial officer of their European wealth management business. Previously held several senior management roles in Sydney at Lend Lease Corporation, Qantas Airways Limited and Deloitte and Touche. Holds a Bachelor of Arts degree in Business Studies from Sheffield University and is a Member of the Institute of Chartered Accountants of England and Wales.

Simon Machell
Chief executive, Aviva Asia Pacific (Age 47)

Joined the Group in 1994. Formerly chief executive of Norwich Union Insurance and managing director of RAC plc. Previously held positions with Ernst & Young LLP and Legal & General Group plc. Holds a BA Honours in Economics from the University of Durham and is a Fellow of the Institute of Chartered Accountants of England and Wales.

Amanda Mackenzie
Chief marketing and communications officer (Age 47)

Joined the Group in 2008. Currently a non-executive director of Mothercare plc. Formerly commercial and marketing director for British Gas plc and has 25 years of experience in the marketing and advertising profession. Holds a Bachelor of Science degree in Psychology from the University of London and is a graduate of the INSEAD advanced management programme. She is a Fellow of the Royal Society of Arts and the Marketing Society and is a governor of the National Youth Orchestra. She is also a member of the Lord Davies inquiry into women on boards and the Cabinet Office review of the Central Information Office.

Robin Spencer
Chief risk officer (Age 41)

Joined the Group in 1995. Formerly chief executive officer of Aviva Canada, chief financial officer of Aviva Canada and held various senior management positions in the finance function of Norwich Union and was finance director for London & Edinburgh Insurance Company Limited. Previously spent five years with Procter & Gamble Limited. Holds an MA in Economics from Aberdeen University and is a chartered management accountant. Former chairman of Canada’s Property and Casualty Insurance Compensation Corporation.

Governance

53
Aviva plc Annual Report on Form 20-F 2010	Directors' report

The directors submit their Annual Report and Accounts for Aviva plc, together with the consolidated financial statements of the Aviva Group of companies, for the year ended 31 December 2010.

The UK Companies Act 2006 requires the directors to present a ‘business review’ in this Directors’ Report. The requirement is for the Company to set out in this report, a fair review of the business of the Group during the financial year ended 31 December 2010, including an analysis of the position of the Group at the end of the financial year and the trends and factors likely to affect the future development, performance and position of the business.

The contents of this Directors’ Report, together with the Performance review on pages 1 to 48 Shareholder information on pages 95 to 124 (which includes the risks relating to our business), the Corporate Governance Report on pages 56 to 64, and the Directors’ Remuneration Report on pages 71 to 94 constitute the business review and are therefore incorporated into this Directors’ Report by reference. Details of material acquisitions and disposals made by the Group during the year are contained in note 3 to the consolidated financial statements IFRS.

Results

The Group results for the year are shown in the consolidated income statement on page 141

Dividends

The directors are recommending a final dividend of 16.00 pence per ordinary share (2009: 15.00 pence), which, together with the interim dividend of 9.50 pence per ordinary share paid on 17 November 2010 (2009: 9.00 pence), produces a total dividend for the year of 25.5 pence per ordinary share (2009: 24.00 pence). The total cost of ordinary dividends paid in 2010, was £681 million (2009: £775 million). Subject to shareholder approval at the 2011 Annual General Meeting, the final dividend for 2010 will be paid on 17 May 2011 to all holders of ordinary shares on the Register of Members at the close of business on 25 March 2011 (and approximately five business days later for holders of American Depositary Receipts).

Share capital and control

The issued ordinary share capital of the Company was increased by 53,537,268 ordinary shares during the year. 722,968 shares were allotted under the Group’s employee share and incentive plans and 52,814,300 shares were allotted under the Aviva Scrip Dividend Scheme for the May 2010 and November 2010 dividends. At 31 December 2010 the issued ordinary share capital totalled 2,820,148,642 shares of 25 pence each and the issued preference share capital totalled 200 million shares of £1 each. Accordingly, the issued ordinary share capital constituted 78% of the Company’s total issued share capital and the issued preference share capital constituted 22% of the Company’s total issued share capital at 31 December 2010. All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a premium and standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2010 and shares issued during the year are given in notes 26 to 29 to the consolidated financial statements.

The rights and obligations attaching to the Company’s ordinary shares and preference shares, as well as the powers of the Company’s directors, are set out in the Company’s articles of association, copies of which can be obtained from Companies House and the Company’s website, www.aviva.com/investor-relations/corporate-governance/articles-of-association/, or by writing to the group company secretary.

With the exception of restrictions on transfer of ordinary shares under the Company’s employee share incentive plans while the shares are subject to the rules of the plan, there are no restrictions on the voting rights attaching to the Company’s ordinary shares or the transfer of securities in the Company.

Where, under an employee share incentive plan operated by the Company, participants are the beneficial owners of shares, but not the registered owners, the voting rights are normally exercised at the discretion of the participants. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions in the transfer of securities or voting rights. Unless expressly specified to the contrary in the articles of association of the Company, the Company’s articles of association may only be amended by special resolution of the Company’s shareholders in general meeting. There are a number of agreements that take effect, alter or terminate upon a change of control of the Company, such as commercial contracts and joint venture agreements. None is considered to be significant in terms of their potential impact on the business of the Group as a whole. All of the Company’s employee share incentive plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions and pro rata reduction as may be applicable under the rules of the employee share incentive plans.

At the 2011 Annual General Meeting, shareholders will be asked to renew the directors’ authority to allot shares. Details are contained in the Notice of AGM.

Authority to purchase own shares

At the Company’s Annual General Meeting held on 28 April 2010, shareholders renewed the Company’s authorities to make market purchases of up to 276 million ordinary shares, up to 100 million 8 3/4% preference shares and up to 100 million 8 3/8% preference shares. These authorities were not used during the year or up to the date of this report. At the 2011 Annual General Meeting, shareholders will be asked to renew these authorities for another year and will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this report.

Substantial shareholdings

As at 2 March 2011, in accordance with the provisions of the Disclosure and Transparency Rules of the Financial Services Authority, the Company had received the following notifications relating to the holding percentage of the total voting rights attaching to the issued ordinary share capital of the Company; BlackRock, Inc. held 5.09%, Legal & General Group plc held 3.98% and AXA S.A. held 3.86%.

54
Aviva plc Annual Report on Form 20-F 2010	Directors’ report continued

Directors

The following persons served as directors of the Company during the year and up to the date of this report:

Mary Francis

Richard Karl Goeltz

Euleen Goh

Michael Hawker

Mark Hodges

Igal Mayer (appointed 19 January 2011)

Andrea Moneta (resigned 19 January 2011)

Andrew Moss

Carole Piwnica

Patrick Regan

Philip Scott (retired 26 January 2010)

Lord Sharman of Redlynch

Leslie Van de Walle

Russell Walls

Scott Wheway

The biographical details of the persons currently serving as directors appear on pages 50 and 51.

The new UK Corporate Governance Code (the Code) provides that all directors of FTSE 350 companies should be subject to annual re-election by shareholders. The Company is within this category of listed companies and has adopted this provision early. Therefore, at the 2011 Annual General Meeting, all directors of the Company will offer themselves for election/re-election in compliance with this provision of the Code.

Directors’ interests and indemnity arrangements

At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than an indemnity provision between each director and the Company and service contracts between each executive director and a Group company. There is no arrangement or understanding with any shareholder, customer, supplier, or any other external party, to appoint a director or a member of the Executive Committee. The Company has purchased and maintained throughout the year, directors’ and officers’ liability insurance in respect of itself and its directors. The directors also have the benefit of the indemnity provision contained in the Company’s articles of association. The Company has executed deeds of indemnity for the benefit of each director of the Company, and each person who was a director of the Company during the year, in respect of liabilities that may attach to them in their capacity as directors of the Company or of associated companies. These indemnities were granted at different times according to the law in place at the time and where relevant are qualifying third-party indemnity provisions as defined by section 234 of the UK Companies Act 2006. These indemnities were in force throughout the year and are currently in force. Details of directors’ remuneration, service contracts and interests in the shares of the Company are set out in the Directors’ Remuneration Report.

Financial instruments

Aviva Group companies use financial instruments to manage certain types of risks including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Shareholder information section on pages 111to 124 and an indication of the exposure of the Group companies to such risks is contained in note 54 to the consolidated financial statements.

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

Developing communities

As a sustainable business, the Group is committed to playing its part in the development of the communities where it operates and it strives to listen carefully, collaborate and together create a genuine and lasting impact on the issues affecting those communities. This includes the broader Millennium Development Goals set by the United Nations to focus governments, businesses and civil society on major global concerns.

Using the Group’s strengths and working around the strategic focus on education, life trauma and financial literacy, a contribution of over £11.4 million was made in 2010, a 42.5% increase on 2009. The Group delivered over 80,000 hours of volunteering and working in partnership with field experts across the public and third sector. There is also recognition of the mutual benefit of the Group’s community development activity as employees feel engaged and proud, communities where the Group operates feel the impact and the Group’s brand reputation is enhanced.

The Group’s flagship global community development programme, Street to School, is a five-year commitment which aims to help 500,000 children fulfil their potential, and which showed the adopted approach in action. By the end of 2010, the Group had already helped 128,000 children through prevention work, community outreach, healthcare, safe housing and a significant focus on education and training projects.

The Group’s community development activity also included: Grassroots Athletics and Rugby activity, financial literacy work in schools and adult education and the ongoing partnership with Oxfam 365 which helped them respond immediately to emergencies such as the earthquake in Haiti and flooding in Pakistan.

Political donations

At the 2010 Annual General Meeting, shareholders passed a resolution, on a precautionary basis, to authorise the Company to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the UK Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate.

The definitions used in the UK Companies Act 2006 are broad in nature and this authority was sought to ensure that any activities undertaken throughout the Group’s businesses which could otherwise be construed to fall within these provisions could be undertaken without inadvertently infringing them. During the year, the Company’s American subsidiary, Aviva USA, through its employee-funded Political Action Committee, made contributions to four different industry bodies and the re-election committee of a state governor, which could all be construed to fall within the political donations provisions. The total sum of the donations was $12,500 and the donations were used to support candidates for nomination and/or election to public office. It is not the policy of

Governance

55
Aviva plc Annual Report on Form 20-F 2010	Directors’ report continued

the Company to make donations to EU political organisations or to incur other political expenditure.

As the authority granted at the 2010 Annual General Meeting will expire on 4 May 2011, renewal of this authority will be sought at this year’s Annual General Meeting. Further details are available in the Notice of AGM.

Group employees

In summary, the Group’s commitment to communication and dialogue with employees continues. The existence of a Group-wide intranet enables engagement and communication with employees throughout the Group on a single platform. It also helps management to share information, ideas and opportunities much faster across the entire business and to achieve a common awareness on the part of all employees of the financial and economic factors affecting the performance of the Company. A strong emphasis is placed on the provision of news and information through a range of media. Employees have opportunities to voice their opinions and ask questions through intranet sites, question and answer sessions with the group chief executive, via telephone conferencing, opinion surveys and the Group’s Employee Promise Survey which is open to all employees. Face-to-face briefings and team meetings are actively encouraged and are held in all business units across the Group. The Group’s businesses in the UK have established employee consultative forums and a European Consultative Forum convenes annually to discuss matters impacting the business across Europe.

The Group ensures that involvement of employees in its performance is encouraged by allowing eligible employees to participate in the Group’s all employee share ownership plans.

On 2 June 2010, in commemoration of the first year of the Company becoming ‘One Aviva’, employees participated in and contributed to various activities to raise funds for charity.

Employee practice

The Group respects all fundamental human rights and is guided in the conduct of its business by the provisions of the United Nations Universal Declaration of Human Rights and the International Labour Organization core labour standards. Aviva also supports the United Nations Global Compact Principles. Aviva Group companies are committed to providing equal opportunities to all employees, irrespective of their gender, sexual orientation, marital status, race, nationality, ethnic origin, disability, age, religion or union membership status. Aviva is an inclusive employer and values diversity in its employees. These commitments extend to recruitment and selection, training, career development, flexible working arrangements, promotion and performance appraisal. In the event of employees becoming disabled, every effort is made to ensure that their employment with the Group continues and to provide specialised training where this is appropriate.

Corporate responsibility

The Group has a well-established corporate responsibility programme and continues to use its position to influence other companies to engage in sustainable business practices and to be open and transparent in the information they publicly report. At the 2010 Annual General Meeting, the Company, for the first time, put its Corporate Responsibility Report included in the annual report and accounts, to an advisory vote of shareholders as a means of obtaining feedback on the report and the Company’s performance in this area. This resolution is now put to the Annual General Meeting annually.

Creditor payment policy and practice

It is the Group’s policy to pay creditors when they fall due for payment. Terms of payment are agreed with suppliers when negotiating each transaction and the policy is to abide by those terms, provided that the suppliers also comply with all relevant terms and conditions. In respect of Group activities in the UK, the amounts due to trade creditors at 31 December 2010 represented 20.8 days of average daily purchases through the year (2009: 23 days).

Corporate Governance Statement

In compliance with the Disclosure and Transparency Rules (the DTRs), the disclosures required by DTR 7.2.2 to 7.2.7 can be found in the Corporate Governance Report on pages 56 to 64 which is incorporated into this Directors’ Report by reference.

Reappointment of the auditor and disclosure of information to the auditor

In accordance with section 489 of the UK Companies Act 2006, a resolution is to be proposed at the 2011 Annual General Meeting to reappoint Ernst & Young LLP as auditor of the Company. A resolution will also be proposed authorising the directors to determine the auditor’s remuneration. The Audit Committee reviews the appointment of the auditor, the auditor’s effectiveness, independence and relationship with the Group, including the level of audit and non-audit fees paid. Further details on the work of the auditor and the Audit Committee are set out in the Audit Committee Report.

The directors in office at the date of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which Ernst & Young LLP are unaware and each director has taken all steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that Ernst & Young LLP are aware of that information.

Annual General Meeting

The 2011 Annual General Meeting of the Company will be held on Wednesday 4 May 2011 at the Barbican Centre, Silk Street, London EC2Y 8DS at 11am. The Notice of AGM convening the meeting describes the business to be conducted thereat.

By order of the Board

Andrew Moss

Group chief executive

2 March 2011

Registered Office: St. Helen’s, 1 Undershaft, London EC3P 3DQ

Registered in England No. 2468686

56
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report

The UK Corporate Governance Code

The UK Corporate Governance Code (the Code) is the new edition of the Combined Code on Corporate Governance (the Combined Code) and was issued by the Financial Reporting Council in May 2010. The Code is applicable to financial years beginning on or after 29 June 2010 and has been applied by the Company since the start of the current financial year on 1 January 2011. The Board have, however, opted for an early adoption of some of the new provisions of the Code where it deems this to be appropriate, including the annual re-election of directors. The first time the Company will report on the Code will be in 2012, in respect of the 2011 financial year. This report is therefore based on compliance with the Combined Code which was applicable for the 2010 financial year and sets out details of how the Company has applied its principles and complied with its provisions. The Combined Code sets out standards of good practice in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies listed in the UK to disclose, in relation to section 1 of the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting period. Where the provisions have not been complied with, companies must provide an explanation for this.

It is the Board’s view that the Company has been fully compliant throughout the accounting period with the provisions set down in section 1 of the Combined Code. Further information on the Code and Combined Code can be found on the Financial Reporting Council’s website, www.frc.org.uk

The Board

The directors are responsible to shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives. It meets regularly to determine the Company’s strategic direction, to review the Company’s operating and financial performance, to set the Company’s risk appetite and to provide oversight that the Company is adequately resourced and effectively controlled. The specific duties of the Board are clearly set out in its terms of reference that address a wide range of corporate governance issues and list those items that are specifically reserved for decision by the Board. Matters requiring Board approval include:

■	Group strategy, business plans and performance monitoring;
■	Financial reporting and controls, capital structure and dividend policy;
■	Group risk appetite and framework, and risk management policies;
■	Corporate governance;
■	Others (shareholder documentation, Board and committee succession planning, constitution of Board committees, Board effectiveness review, committee reports and key business policies).

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

The Board and its committees operate in line with work plans agreed prior to the start of each year. At Board and committee meetings, directors receive regular reports on the Group’s financial position, risk management, regulatory compliance, key business operations and other material issues. Directors are fully briefed in advance of Board and committee meetings on all matters to be discussed. The group company secretary is responsible for following Board procedures and advising the Board, through the chairman, on governance matters. All directors have access to her advice and services.

The Board has adopted a procedure whereby directors may, in the performance of their duties, seek independent professional advice at the Company’s expense if considered appropriate. During the year the members of the Remuneration Committee sought independent advice from Hewitt New Bridge Street Consultants on issues surrounding senior executive remuneration. The Audit Committee and the Risk Committee also sought independent advice from Keith Nicholson, a former partner at KPMG LLP.

The directors

The Board currently comprises the chairman, eight independent non-executive directors and four executive directors. Each non-executive director serves for a fixed term not exceeding three years that may be renewed by mutual agreement. Subject to the Board being satisfied with a director’s performance, independence and commitment, there is no specified limit regarding the number of terms a director may serve. Each director is required to be elected by shareholders at the Annual General Meeting following his/her appointment by the Board and there will now be annual re-election of all directors as stated in the Board terms of reference.

Governance

57
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

The Board’s policy is to appoint and retain non-executive directors, who can apply their wider knowledge and experiences to their understanding of the Aviva Group, and to review and refresh regularly the skills and experience the Board requires through a programme of rotational retirement. Several non-executive directors, including the Company chairman, are due to retire in 2012 and 2013, after serving on the Board for up to nine years, in line with the Combined Code. The Nomination Committee continued succession planning for the Board during the year to ensure that an appropriate balance of skills and experience is maintained and that there is progressive refreshing of the Board. As part of the process for the appointment of new directors, the Nomination Committee, on behalf of the Board, considers the diversity of the Board, including gender. The diverse nationalities which currently make up the Board ensure an international perspective, which is invaluable for the Group as a global business. In addition to the strengths of experience, diversity and an international perspective, the Board also complies with the requirements of the Combined Code on the independence of directors. The aim is that the Board as a whole should have an appropriate balance of skills, experience, independence and knowledge to enable each director and the Board as a whole to discharge their duties and responsibilities effectively.

Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively and on average spend at least 44 days a year on company business, with the chairmen of the Audit and Risk committees spending substantially more. The process for appointing new directors is conducted by the Nomination Committee whose report, including a description of its duties, is set out on page 65

The Combined Code requires that at least half the Board, excluding the chairman, should comprise independent non-executive directors as determined by the Board. The Nomination Committee performs an annual review of directors’ interests in which all potential or perceived conflicts, including time commitments, length of service and other issues relevant to their independence, are considered. Where a director has served on the Board for up to nine years, the Board, through the Nomination Committee, will assess whether such a director remains independent in character and judgement. The Board will disclose reasons why it believes that the director remains independent if the assessment reached that conclusion, notwithstanding that the director has been on the Board for more than nine years.

It is the Board’s view that an independent non-executive director also needs to be able to present an objective, rigorous and constructive challenge to management, drawing on his/her wider experiences to question assumptions and viewpoints and where necessary defend their beliefs. The independent non-executive directors should also assist management in the development of the Company’s strategy. To be effective, an independent director needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. Having considered the matter carefully, the Board is of the opinion that all of the current non-executive directors are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Accordingly, over half of the Board members, excluding the chairman, are independent non-executive directors. All of the directors have been subject to a formal performance evaluation and took part in a peer evaluation review during 2010. In particular, directors who have served on the Board for more than six years were subject to particularly rigorous review and there was consideration of the need for progressive refreshing of the Board. As at the date of this report, there are four non-executive directors who have served on the Board for more than six years. More details about the directors standing for election and re-election at this year’s Annual General Meeting are set out in the Notice of AGM and their biographical details are set out on pages 50 and 51. Below is a summary of some of the skills and experience they possess which they bring to the Board.

Summary of directors’ skills and experience

Mary Francis CBE

Mrs Francis has a distinguished record with extensive experience of business at an international level. Her experience in

58
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

government affairs and in the financial services industry is an invaluable asset to the Company.

Richard Karl Goeltz

Mr Goeltz has a strong financial background with over 30 years experience of international business and leadership in major global corporations. In addition, he has excellent experience of audit and governance committees.

Euleen Goh

Ms Goh has extensive experience and knowledge both from an executive and non-executive standpoint. She has a strong understanding of risk and product issues in financial services and has brought a new insight to the Company’s operations in Asia.

Michael Hawker AM

Mr Hawker has a wealth of industry knowledge with over 24 years of experience in the banking and insurance industry in both executive and non-executive roles in Europe, Asia and Australia. He also has valuable experience of risk committees.

Mark Hodges

Mr Hodges has made a significant contribution to the Board’s discussions and brings both operational and strategic expertise as well as significant experience and knowledge about the Group’s business in the UK.

Igal Mayer

Mr Mayer has implemented significant changes to the Company’s North American business, resulting in a strong performance from the region in 2010. He brings to the Board an international perspective and a detailed knowledge of the Group in particular and the insurance industry in general.

Andrew Moss

Mr Moss has extensive experience and knowledge of the financial services industry. He has successfully led the Group since 2007, transforming it into a successful global business operating under a single brand. Mr Moss’s strong leadership skills and clear strategic vision make him a valuable contributor to Board discussions.

Carole Piwnica

Mrs Piwnica has extensive business and commercial experience together with significant knowledge of the regulatory environment in the European Union and has made a significant contribution to the discussions of the Board.

Patrick Regan

Mr Regan has a deep understanding of, and extensive experience in, various executive functions within the insurance industry. With his significant financial experience and global perspective, he has greatly contributed to the deliberations of the Board.

Lord Sharman of Redlynch OBE

Lord Sharman has wide ranging international experience in the financial services industry and a wealth of non-executive experience which includes numerous non-executive directorships and the chairmanship of various listed companies. He has an excellent track record of working with and leading diverse international businesses and has applied these skills to his chairmanship of the Company’s Board.

Leslie Van de Walle

Mr Van de Walle has brought to the Board extensive marketing and brand knowledge together with a wealth of experience in growing and developing businesses. With his multi-sector experience and strong analytical ability, he has contributed significantly to the deliberations of the Board.

Russell Walls

Mr Walls has a strong financial background and a wealth of international business experience in addition to valuable experience of audit committees. With his financial acumen and thorough, common sense approach, he has contributed significantly to the discussions of the Board.

Scott Wheway

Mr Wheway has a wealth of business experience in the retail sector and has been a champion of excellent customer service. He has provided key insights into the Company’s strategy of putting the customer at the heart of business.

The chairman and group chief executive

The respective roles of the chairman and group chief executive are set out in the Board’s terms of reference. The chairman’s priority is the leadership of the Board and ensuring its effectiveness and the group chief executive’s priority is the management of the Company. The chairman’s commitment to the Company is two to three days per week and his main interests outside the Company are set out in his biographical details on page 50.

Senior independent director

Under the Combined Code the Board appoints one of the non-executive directors to act as senior independent director. The role of the senior independent director is to provide a sounding board for the Chairman and to serve as an intermediary for the other directors where necessary. His main responsibility is to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. During the year, and led by the senior independent director, the non-executive directors have twice met without the chairman present. The senior independent director is also responsible for leading the Board’s discussion on the chairman’s performance and the appointment of a new chairman, when appropriate. Richard Goeltz has served as the senior independent director since January 2009.

Board effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation each year in order to assess how well the Board, its committees, the directors and the chairman are performing. The aim is to improve the effectiveness of the Board and its committees and the Group’s performance. The process is led by the chairman and supported by the group company secretary. Once again this year the review was carried out by Boardroom Review, an independent consultancy, and was based on the progress the Board had made on the actions identified in previous effectiveness reviews. Boardroom Review prepared a report based on interviews with the directors and the overall results of the evaluation were presented to, and discussed by, the Board in January 2011.

The performance of the chairman was also included in the above process and took into account the views of both the executive and non-executive directors. The chairman’s evaluation was managed by the senior independent director who provided feedback to the chairman. As part of the chairman’s evaluation the non-executive directors met separately under the chairmanship of the senior independent director.

The Board evaluation process assessed the executive directors in their capacities as directors of the Company. They were evaluated in respect of their executive duties through a separate process whereby the chairman and the non-executive directors

Governance

59
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

assessed the group chief executive and the group chief executive assessed the other executive directors.

Following this comprehensive review, the directors have concluded that the Board and its committees operate effectively and agreed that the actions in respect of certain processes identified for improvement in previous reviews had been implemented. The Board also agreed to increase focus on the external environment and peer group analysis. Additionally, the chairman has concluded that each director contributes effectively and demonstrates full commitment to his/her duties.

Training and development

The Board believes strongly in the development of all its employees and directors and it is a requirement of each director’s appointment that they commit to continue their development. The form that this development takes is subject to individual director’s requirements and the quality and relevance of the training available.

During the year, directors attended a number of internal and external courses including training on Solvency II for the Board and on IFRS Phase II for members of the Audit Committee. There was a joint training session for members of the Risk and Audit committees on the global corporate structure and the Risk Committee members also attended training on economic capital and stress testing. Training sessions have also been built into the Board’s and committees’ work plans for 2011. The Board made visits to the Group’s businesses located in the UK, Spain, Turkey, Italy and Poland during the year to gain a closer understanding of their operations.

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

Directors’ attendance

The Company requires directors to attend all meetings of the Board and the committees on which they serve and to devote sufficient time to the Company in order to perform their duties. The attendance of the directors at the Board meetings held in 2010 is shown in the table below and the attendance at committee meetings is shown in the committee reports.

Board attendance 2010
Number of meetings held*	10
Mary Francis	10
Richard Karl Goeltz	10
Euleen Goh	10
Michael Hawker	10
Mark Hodges	10
Andrea Moneta**	10
Andrew Moss	10
Carole Piwnica	9
Patrick Regan***	9
Lord Sharman	10
Leslie Van de Walle	9
Russell Walls	9
Scott Wheway	10

*     There were eight scheduled Board meetings during 2010 and two additional meetings called at short notice.

**    Resigned on 19 January 2011.

***   Appointed to the Board on 22 February 2010.

During 2010, the chairman and the non-executive directors met in the absence of the executive directors and the non-executive directors met in the absence of the chairman, including one meeting chaired by the senior independent director in order to appraise the chairman’s performance.

Board committees

The Board has established the following standing committees

to oversee and debate important issues of policy and oversight outside the main Board meetings:

■	Audit Committee;
■	Corporate Responsibility Committee;
■	Nomination Committee;
■	Remuneration Committee; and
■	Risk Committee.

Throughout the year the chairman of each committee provided the Board with a summary of the key issues considered at the meetings of the committees and the minutes of the meetings were circulated to the Board. The committees operate within defined terms of reference which are available on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference/, or from the group company secretary upon request. Board committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the Company’s expense.

Reports of the committee chairmen are set out on pages 65 to 94.

Aviva plc governance structure

60
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

Conflicts of interest

In line with the UK Companies Act 2006, the Company’s articles of association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider in good faith will be most likely to promote the Company’s success. The Board has established a procedure whereby actual and potential conflicts of interest are regularly reviewed and for the appropriate authorisation to be sought prior to the appointment of any new director or if a new conflict arises. During 2010 this procedure operated effectively.

Internal control statement

The Board has overall responsibility for maintaining the Group’s system of internal control and for reviewing its effectiveness. To discharge this responsibility, the Board has established frameworks for internal governance and risk management.

The Group’s system of internal control plays a key role in the management of risks that may impact the fulfilment of its objectives. Internal control facilitates effective and efficient operations, the development of robust and reliable internal reporting and compliance with laws and regulations. This system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or losses.

The system is regularly reviewed and complies with the revised guidance for directors on the Combined Code, October 2005 (the Turnbull Guidance) published by the Financial Reporting Council. The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last reviewed the effectiveness of the system of internal control in February 2011, covering all material controls, including financial, operational and compliance controls and risk management systems. The necessary actions have been or are being taken to remedy any significant failings and weaknesses identified from these reviews. The Board confirms that there is an ongoing process for identifying, measuring, managing, monitoring and reporting the significant risks faced by the Group, which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts.

The principal features of the system of internal control and methods by which the Board satisfies itself that this system operates effectively are set out below.

Control environment

The Group operates a ‘three lines of defence’ model. Primary responsibility for the application of the risk management framework – risk identification, measurement, management, monitoring and reporting – lies with business management (the first line of defence). Management is therefore responsible for implementing and monitoring the operation of the system of internal control and for providing assurance to the Group Executive Committee, the Audit Committee and the Risk Committee, as relevant, that it has done so.

Support for and challenge of the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by the specialist risk function (the second line of defence) acting as the ‘critical friend’ to the first line of defence. The design of the risk management framework is also primarily the responsibility of the second line of defence. The risk function operates globally with teams in all major regions and business units.

Independent and objective assurance on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by the Internal Audit (the third line of defence) to the Audit and Risk committees, regional and business unit audit committees, Board members and the Group Executive Committee.

Governance and oversight committee structure

The Board delegates oversight in relation to risk management and internal control to the following committees:

■	Risk Committee; and
■	Audit Committee

The Risk Committee assists the Board in providing leadership, direction and oversight of risk and risk management across the Group. Oversight of the design, completeness and effectiveness of the risk management framework relative to the Group’s activities is performed on behalf of the Board by the Risk Committee. This includes the oversight of the quality of the risk function and the effectiveness of risk reporting . The committee’s oversight covers all aspects of risk including market, credit, liquidity, general insurance, life insurance, operational, reputational and regulatory risks.

The Audit Committee, working closely with the Risk Committee, is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company’s financial statements and the effectiveness of the system of internal control and for monitoring the effectiveness, performance and objectivity of the internal and external auditors.

These committees receive reporting on risk management and internal control procedures and consider where relevant whether appropriate actions have been undertaken as well as monitoring the completion of any Group level actions to a satisfactory conclusion.

These committees have clearly defined terms of reference and full reports for these committees are set out on pages 66 to 69.

The parts of the governance framework relating to the operational management of the Group’s businesses include limits on the authority delegated by the Board in respect of matters which are necessary for the effective day-to-day running and management of the business. The group chief executive has been delegated operational responsibilities and powers by the Board, and in turn delegates authority to members of the Group Executive Committee including the chief executive officer of each region who report to him for the management of that region. In addition each of those regional chief executives has established delegations and a regional executive committee comprising the region’s most senior executives.

Control activities

The Group has a set of formal risk management policies that facilitate a consistent approach to the management of all the risks across all the businesses and locations in which the Group operates. These risk policies define our appetite for different, granular risk types and set out risk management and control standards for the Group’s worldwide operations. The risk policies also set out the roles and responsibilities of businesses, regions, risk policy owners and the risk oversight committees.

As our business responds to changing market conditions and customer needs, we regularly monitor the appropriateness of our risk policies to ensure they remain up to date. This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all our core business activities, and that the processes for managing risk are

Governance

61
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

understood and followed consistently across our global businesses.

Businesses regularly review the risks identified against the tolerances specified in the risk policies, and where risks are outside of tolerance, action plans are required. Similarly, controls are regularly reviewed for effectiveness and remediation actions implemented where necessary.

The Audit Committee receives regular reports from management to assist with its review and assessment of the effectiveness of internal control including financial reporting. A governance certification process is conducted throughout the Group in support of this review. The necessary actions have been or are being taken to remedy significant failings and weaknesses identified from these reviews.

The chief executive and chief financial officer of each region have certified compliance with the Group’s governance, internal control and risk management requirements, supported by consideration of evidence from all three lines of defence. They have certified that all the key inherent risks within the business have been identified and assessed and that the business operates in a manner which conforms to the minimum standards outlined in Group risk policies as well as the business ethics code. The chief executives and chief financial officers in the regions have also confirmed that there is a governance structure that is appropriate to oversee risk management activities and that the business has complied with the terms of its delegated authority (cascaded by the Group) and has operated a delegated authority structure that is appropriate to oversee its activities.

Any key risks not previously identified, control weaknesses or non-compliance with the Group policy framework or local delegation of authority must be highlighted as part of this process.

The chief risk officers of each region have also certified their responsibility for providing effective challenge and independent oversight of the business management of all risks and of the system of internal control. The chief risk officers have certified in each region that they have reviewed, and where appropriate, challenged the completeness, appropriateness and adequacy of risk assessments (irrespective of risk appetite), risk reporting and the adequacy of risk mitigation plans, including proactively advising senior management of emerging risk issues. They have also certified that they have monitored the implementation of, and compliance with, the risk policies and standards, providing challenge and escalating all material breaches of limits, appetite or policy to the appropriate forum as necessary.

The Group risk function has reviewed any matters identified by regions in their certification and also assessed the risk and control issues that arose and were reported during the year by the three lines of defence.

Internal controls over financial reporting

A Group Reporting Manual including International Financial Reporting Standards (IFRS) and Market Consistent Embedded Value (MCEV) requirements has been defined and rolled out across the Group. A Financial Reporting Control Framework (FRCF) is in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with IFRS. FRCF also ensures compliance with the requirements of the Sarbanes-Oxley Act 2002.

The FRCF process follows a risk-based approach, with management identification, assessment (documentation and testing), remediation as required, reporting and certification over key financial reporting-related controls. Management quality assurance procedures over the application of the FRCF process and FRCF controls are undertaken regularly. The results of the FRCF process are signed off by business unit and regional chief executives and chief financial officers and at a Group level by the group chief executive and chief financial officer.

The Disclosure Committee, which has the role of overseeing the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports including the consolidated financial statements. This committee is chaired by the chief financial officer and reports to the Audit Committee and the Group Executive Committee. A Group Technical Committee, reporting to the Disclosure Committee is in place, which presides over significant technical matters, reviewing technical decisions including key judgements, issues and application of assumptions.

Risk management

A Risk Management Framework (RMF), designed to identify, measure, manage, monitor and report significant risks to the achievement of business objectives is in place and embedded throughout the Group. The risk management policy set described above (under control activities) is a key element of the RMF. The Board has overall responsibility for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. The Group’s risk appetite statements were reviewed and approved by the Board in June 2010, with a key focus on balance sheet strength, liquidity and the protection of the franchise value.

A company’s objectives, its internal organisation and the environment in which it operates are continually evolving and, as a result, the risks it faces are continually changing. Management in conjunction with the risk function regularly monitors the risk profile of business units, regions and the Group. On a quarterly basis, risk reports, setting out the risk profiles, risk exposures outside risk appetite and action plans are reported by the risk function. A consolidated Group-wide risk profile is considered by the Group Executive Committee and the Risk Committee. Regional executive committees and management receive and similarly consider local risk reporting.

Where significant risks outside risk appetite are identified, an escalation process is followed. Such significant risks are reported by the chief risk officer to the Group Executive Committee, the Risk Committee and Audit Committee, along with any proposed mitigating actions.

The risk management process has been in place for the year under review and up to the date of approval of the Annual Report and Accounts.

Further details on procedures for the management of risk and the systems of internal control operated by the Group are given in the section on risk management set out on pages 42 to 45.

Internal audit

Internal Audit provides independent assurance to management on the effectiveness of the internal control systems and, the adequacy of these systems to manage business risk and to safeguard the Group’s assets and resources. Internal Audit also provides objective independent assurance on risk and control to both the Audit Committee and the Risk Committee.

Throughout 2010, Internal Audit, through the chief audit officer, provided quarterly reporting on issues arising and the status of action items to the Audit Committee and Risk Committee. Similar reporting is undertaken on a regional and business unit basis to local executive management and local audit committees. The effectiveness of Internal Audit is reviewed annually by the Audit Committee.

62
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

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

The Company’s investor relations department is dedicated to facilitating communication with institutional investors. The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The Board receives reports on matters that have been raised with management at the regular meetings held with the Company’s major investors. During the year, the chairman and the senior independent director held a meeting with the major institutional investors and attended investor meetings with management. In addition, the senior independent director is available to meet with major investors to discuss any areas of concern that cannot be resolved through normal channels of investor communication, and arrangements can be made to meet with the senior independent director through the group company secretary. Similarly, arrangements can be made for major investors to meet with newly appointed directors. In addition, the Board consults with shareholders in connection with specific issues where it considers appropriate. This year the Board, through the Remuneration Committee chairman, has consulted with institutional investors on the introduction of new share plans which will be put to shareholders at this year’s Annual General Meeting.

The Board is equally interested in the concerns of private shareholders and, on its behalf, the group company secretary oversees communication with this group of investors. The Company has a dedicated email address to which questions can be sent, in addition to the facility on the Company’s website, which are both highlighted in the shareholder information section of the Notice of AGM. These can be used by shareholders to put relevant questions, related to the business of the meeting, to the directors. These are considered to be particularly helpful for those shareholders who are unable to attend the Annual General Meeting. Written responses are provided through a leaflet containing answers to the most frequently asked questions, which is also placed on the Company’s website, www.aviva.com/agm and available at the 2011 Annual General Meeting. All material information reported to the regulatory news service is simultaneously published on the Company’s website, affording all shareholders full access to material Company announcements.

The Company has taken full advantage of the provisions within the UK Companies Act 2006 allowing communications to be made electronically to shareholders where they have not requested hard copy documentation. As a result, the Company’s website has become the primary method of communication for the majority of its shareholders. Details of the information available for shareholders on the website can be found in the Shareholder Services section of the website at www.aviva.com/shareholderservices.

The Company’s Annual General Meeting provides a valuable opportunity for the Board to communicate with private shareholders. At the meeting, the Company complies with the Combined Code as it relates to voting, the separation of resolutions and the attendance of Board committee chairmen. Whenever possible, all directors attend the Annual General Meeting and shareholders are invited to ask questions related to the business of the meeting during the meeting and have an opportunity to meet with the directors following the conclusion of the meeting. In line with the Combined Code, details of proxy voting by shareholders, including votes withheld, are made available on request and are placed on the Company’s website following the meeting.

The Company’s Annual Report and Accounts together with the Company’s Half-year Report, interim management statements, reports on Form 20F (for filing with the United States Securities and Exchange Commission) (SEC) and other public announcements, are designed to present a balanced and understandable view of the Group’s activities and prospects and are available on the Company’s website, ww.aviva.com/investor-relations/results-and-reports. The Chairman’s statement, group chief executive’s review and Performance review provide an assessment of the Group’s affairs and they will be supported by a presentation to be made at the Annual General Meeting, which can also be viewed by webcast on the Company’s website at www.aviva.com/agm after the meeting.

Aviva Investors

Aviva Investors, the Group’s core asset management company, considers good governance to play an important role in protecting and enhancing shareholder value. In keeping with the Group’s values, Aviva Investors looks to act as a responsible investor, monitors the governance of the companies in which it invests and seeks to maintain an effective dialogue and engagement with companies on matters which may affect shareholder interests and the future performance of those companies.

Aviva Investors applies and complies with the UK Stewardship Code maintained by the Financial Reporting Council and has published detailed Stewardship and Corporate Governance and Voting Policies as part of its investment strategy, which underpin its approach to engaging and voting at company general meetings. These policies encompass social, environmental and ethical issues and are applied pragmatically after careful consideration of all relevant information. In addition, Aviva Investors makes detailed voting reports available to clients, as well as providing some summary reporting on its website, www.avivainvestors.com

New York Stock Exchange listing requirements

The Company was admitted to the New York Stock Exchange (NYSE) on 20 October 2009 and its ordinary shares are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers such as Aviva plc. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and the NYSE corporate governance rules applicable to US companies listed on the NYSE. These differences are summarised below:

Independence criteria for directors

Under the NYSE listing rules applicable to US companies, independent directors must form the majority of the board of directors. The Combined Code requires that at least half the Board, excluding the Chairman, should comprise independent non-executive directors, as determined by the Board. The NYSE

Governance

63
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

listing rules for US companies also state that a director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company, and the NYSE rules prescribe a list of specific factors and tests that US companies must use for determining independence. The Combined Code sets out its own criteria that may be relevant to the independence determination, but permits the Board to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.

Non-executive director meetings

Pursuant to the NYSE listing standards, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors. Under the Combined Code, the Chairman should hold meetings with the non-executive directors without the executive directors present.

Committees

Under the NYSE standards, US companies are required to have a nominating/corporate governance committee. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. The Company’s Nomination Committee’s terms of reference do not require the committee to develop and recommend corporate governance principles for the Company.

Code of business conduct and ethics

The NYSE listing standards require US companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. While the Company does not strictly follow this NYSE standard applicable to US companies, it is committed to ensuring that its business is conducted in all respects according to rigorous ethical, professional and legal standards. The Company has adopted a Business Ethics Code to which all employees are bound and a Code of Ethics for senior management, to comply with the Sarbanes-Oxley Act 2002.

Shareholder approval of equity-compensation plans

Under the NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and ‘material revisions’ to those plans. Under the Combined Code, shareholder approval is also necessary for certain equity-compensation plans and ‘significant changes’ thereto, subject to certain exceptions. The Combined Code does not provide a detailed definition or explanation of what are considered to be ‘significant changes’, in contrast to the detailed definition of ‘material revisions’ provided by the NYSE.

Directors’ responsibilities

The directors are required to prepare financial statements for each accounting period that comply with the relevant provisions of the UK Companies Act 2006 and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and which present fairly the financial position, financial performance and cash flows of the Company and the Group at the end of the accounting period. In addition to fulfilling this legal obligation, the group has also complied with IFRS as issued by the IASB and applicable at 31 December 2010. A fair presentation of the financial statements in accordance with IFRS requires the directors to:

■

select suitable accounting policies and verify that they are applied consistently in preparing the accounts, on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business;

■	present information, including accounting policies, in a manner that is relevant, reliable, comparable and understandable;
■

provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Company and the Group’s financial position and financial performance; and

■	state that the Company and the Group have complied with applicable IFRS, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for maintaining proper accounting records, which are intended to disclose with reasonable accuracy, at any time, the financial position of the Company and the Group. They are also ultimately responsible for the systems of internal control maintained by the Group for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities. Further details of the systems of internal controls maintained by the Group are more fully described on pages 60 and 61.

64
Aviva plc Annual Report on Form 20-F 2010	Corporate governance report continued

Directors’ responsibility statement pursuant to Disclosure and Transparency Rule 4.1.12

Each of the directors listed on pages 50 and 51 confirms that, to the best of their knowledge:

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

By order of the Board

Andrew Moss Group chief executive 2 March 2011	Pat Regan Chief financial officer

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance review on pages 1 to 48. The Performance review includes sections on Group Performance (pages 18 to 31), Capital management (pages 46 to 48) and Risk management (pages 42 to 45). In addition, the financial pages include notes on the Group’s borrowings (note 46); its contingent liabilities and other risk factors (note 49); its capital structure and position (notes 52 and 53); management of its risks including market, credit and liquidity risk (note 54); and derivative financial instruments (note 55).

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

Governance

65
Aviva plc Annual Report on Form 20-F 2010	Nomination committee report

This report provides details of the role of the Nomination Committee and the work it has undertaken during the year.

The purpose of the committee is to assist the Board by keeping the composition of the Board under review and conducting a rigorous and transparent process when recommending or renewing appointments of directors to the Board. It also advises the Board on issues of directors’ conflicts of interest and independence. The full terms of reference for the committee can be found on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference, and are also available from the group company secretary.

The following directors served on the committee during the year:

Period
Member	From	To
Lord Sharman (Chairman)	25 January 2006	To date
Mary Francis	2 December 2009	To date
Richard Karl Goeltz	29 July 2008	To date
Andrew Moss*	12 July 2007	To date
Russell Walls	23 January 2007	To date
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

Attendance
Number of meetings held	2
Lord Sharman (Chairman)	2
Mary Francis	2
Richard Karl Goeltz	2
Andrew Moss	2
Russell Walls	2

The committee met on two occasions in 2010 and the members’ attendance record is set out above. The group company secretary acts as the secretary to the committee.

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

The chart below shows how the committee allocated its time during 2010.

Committee activities during 2010

During the year, the committee initiated a review of the succession plans for appointments to the Board to ensure that an appropriate balance of skills and experience is maintained and that there is progressive refreshing of the Board. Several non-executive directors, including the Company chairman are due to retire in 2012 and 2013 on the basis of their completion of nine years of service in line with the Combined Code guidance. An external search agency has been retained to identify potential candidates for future appointments and the committee has prepared a job specification, including an assessment of the time commitment expected from candidates. The search will be conducted and any appointments will be made, on merit, against the criteria identified by the committee having regard to the benefits of diversity on the Board, including gender. The senior independent director will chair the committee when it is dealing with the appointment of a successor to the chairmanship of the Company.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Nomination Committee.

This report was reviewed and approved by the Board on 2 March 2011.

Lord Sharman of Redlynch

Chairman, Nomination Committee

66
Aviva plc Annual Report on Form 20F 2010	Audit committee report

This report provides details of the role of the Audit Committee and the work it has undertaken during the year.

The purpose of the committee is to assist the Board in discharging its responsibilities for the integrity of the Group and Company’s financial statements, the assessment of the effectiveness of the systems of internal control and monitoring the effectiveness and objectivity of the internal and external auditors. The full terms of reference for the committee can be found on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference, and are also available from the group company secretary.

The following independent non-executive directors, served on the committee during the year:

Period
Member	From	To
Russell Walls (Chairman)	1 July 2004	To date
Mary Francis	1 January 2007	To date
Richard Karl Goeltz	1 July 2004	To date
Euleen Goh	1 January 2009	To date

Attendance
Number of meetings held*	11
Russell Walls (Chairman)	11
Mary Francis	10
Richard Karl Goeltz	11
Euleen Goh	10

*   There were nine scheduled Audit Committee meetings during 2010 and two additional meetings called at short notice.

The committee met on 11 occasions in 2010 and the members’ attendance record is set out above. In addition, the committee held separate meetings with members of senior management and the external auditors to discuss issues relevant to the committee and for the purpose of training. The group company secretary acts as the secretary to the committee.

Russell Walls, a Fellow Chartered Certified Accountant, is a former group finance director of BAA plc, Wellcome plc and Coats Viyella plc. Richard Goeltz is a former chief financial officer of American Express Company and NatWest Group plc and a former member of the Accounting Standards Board. Euleen Goh, a Chartered Accountant and member of the Chartered Institute of Taxation, is a former financial controller of Pontiac Land and chief executive of Standard Chartered Bank, Singapore. The Board is satisfied that these directors have recent and relevant financial experience for the purpose of the Combined Code and are financial experts for the purposes of section 407 of the Sarbanes-Oxley Act 2002. The group chief executive, chief financial officer, chief audit officer, chief accounting officer, chief risk officer and the external auditor normally attend, by invitation, all meetings of the committee. Other members of senior management are also invited to attend as appropriate to present reports. In performing its duties, the committee has access to the services of the chief audit officer, the group company secretary and external professional advisers. Keith Nicholson, a former partner at KPMG LLP, acts as an external adviser to the committee.

Committee activities during 2010

The committee follows an agreed annual work plan. It reviews, with members of management and the internal and external auditors, the Company’s financial announcements including the Annual Report and Accounts to shareholders and associated documentation. It places particular emphasis on their fair presentation and the reasonableness of the judgemental factors and appropriateness of significant accounting policies used in their preparation. At each meeting, the committee receives a report from the chief audit officer concerning the Company’s systems of internal control, including any significant new issues and actions taken on previously reported issues. The committee also reviews, approves and monitors the annual work plan for the Group’s internal audit function and approves the annual plan for the external audit. Twice each year, the committee receives reports on the adequacy of the Group’s life assurance and general insurance reserves. The committee reports to the Board regarding the effectiveness of the Group’s overall systems of internal control including the risk management systems in relation to the financial reporting process. The committee works closely with the Risk Committee, which assists the committee in its review of the Company’s systems of internal control and risk management.

The committee receives reports from the external auditor and, at all scheduled meetings, holds discussions with both the chief audit officer and external auditors in the absence of management. The chairman of the committee reports to the subsequent meeting of the Board on the committee’s work and the Board receives a copy of the minutes of each meeting of the committee. The chart below shows how the committee allocated its time during 2010.

During the year, the committee held several joint meetings with the Risk Committee and one with the members of the business unit audit committee in Spain. This meeting allowed the committee to gain a deeper understanding of the relevant local issues and assess the effectiveness of the systems of internal control and the effectiveness and objectivity of the internal and external auditors in that business.

Each of the Group’s other major business units has an audit committee that provides an oversight role for its business. The chief audit officer reviews the papers and minutes from these committees and brings all significant matters to the committee’s attention. The chief audit officer also attends regional and business unit audit committee meetings on a regular basis and reports back on the effectiveness of these committees to the committee. In addition, during 2010 the members of the committee attended several local audit committee meetings, including those in Aviva USA, Aviva UK Life, Aviva UKGI, Aviva Investors, Hong Kong, Singapore, India, and Ireland and the Europe Region Oversight Committee. This programme of attendance at local audit committee meetings will continue during 2011.

During the year, a UK Regional Board was formed with a duly constituted UK Audit Committee (UKAC). The chairman (who is a non-executive director), and members of the UKAC (one of whom is also a non-executive director on the UK Regional Board), are appointed by the UK Board with the agreement of the chairman of the committee. Working closely with the UK Risk Committee, the UKAC assists the UK Regional Board in discharging its responsibilities for the integrity of the UK region’s financial statements and the effectiveness of the systems of internal control and risk management and to monitor the effectiveness, performance and objectivity of the internal and

Governance

67
Aviva plc Annual Report on Form 20-F 2010	Audit committee report continued

external auditors. In addition it provides assurance to the committee that the UK region is discharging its responsibilities in accordance with policies laid down by the Group Board.

Internal audit

Internal Audit reports to management on the effectiveness of the Company’s systems of internal control, the adequacy of these systems to manage business risk and to safeguard the Group’s assets and resources. Internal Audit is fully centralised and each country/region head has a full reporting line to the chief audit officer (with the exception of Delta Lloyd and some of the Group’s joint ventures). The chief audit officer reports to the group chief executive and to the chairman of the committee. Through the chief audit officer, Internal Audit provides objective assurance on risk appetite and controls to the committee. The plans, the level of resources, the budget of the Internal Audit function and the remuneration of the chief audit officer are reviewed and approved at least annually by the committee. During 2010 the committee worked closely with management on the appointment of a new chief audit officer. The committee also undertakes an annual review of the effectiveness of Internal Audit against guidance criteria provided by the Institute of Chartered Accountants in England and Wales and by the Institute of Internal Auditors (IIA). Every five years the review is performed by an independent party as required by the IIA standards. The last independent review was performed in 2008.

During 2010 Internal Audit carried out assurance reviews over inherent risks throughout the Group. Reviews were focused on, but not limited to, areas such as financial risk management, governance and oversight of the Group, the Group compliance framework and major projects including Quantum and Solvency II.

External auditor

Ernst & Young LLP (Ernst & Young) was appointed external auditor of the Company in 2001 having previously been the auditor of Norwich Union plc. During the year, the committee performed its annual review of the independence, effectiveness and objectivity of the external auditor, assessing the audit firm, the audit partner and audit teams. The process was conducted by means of a questionnaire, completed Group-wide by members of senior management and members of the Group’s finance community and the committee. The questionnaire sought opinions on the importance of certain criteria and the performance of the external auditor against those criteria. Based on this review, the committee concluded that the audit service of Ernst & Young was fit for purpose and provided a robust overall examination of the Group’s business and the risks involved. Following this review, the committee recommended that a re-tender process should not be undertaken in 2010 but that the relationship and the effectiveness of the auditor be kept under review. Ernst & Young audits all significant subsidiaries of the Group.

The Company introduced a revised external auditor policy on 1 January 2008 aimed at safeguarding and supporting the independence and objectivity of the external auditors. The policy is regularly reviewed and if necessary updated to reflect current global best practice on auditor independence, and is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules. The revised external auditor policy aims to be simpler to interpret, providing greater clarity on what services may and may not be provided by the Group’s external auditors.

The external auditor policy regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the external auditor, including requiring that all services provided by the external auditor are pre-approved by the committee. It distinguishes between those services where an independent view is required and that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work), prohibited services where the independence of the external auditor could be threatened and they must not be used, and other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. The committee receives a quarterly report of compliance against the external auditor policy and the policy has worked effectively during 2010.

Annually, the committee reviews a formal letter provided by the external auditor confirming its independence and objectivity within the context of applicable regulatory requirements and professional standards.

The Group paid £18.6 million to Ernst & Young for audit services in 2010, relating to the statutory audit of the Group and Company financial statements and the audit of Group subsidiaries and associates pursuant to legislation (2009: £17.9 million). The fees for other services, which included MCEV supplementary reporting, advice on accounting and regulatory matters, reporting on internal controls, reporting on the Group’s Individual Capital Assessment, and due diligence work, were £7.0 million (2009: £16.1 million), giving a total fee to Ernst & Young of £25.6 million (2009: £34.0 million).

The Group paid £1.7 million to Ernst & Young in relation to other non-audit services. This included two significant engagements, which were both at Delta Lloyd Bank Belgium (DLBB): £0.4 million in relation to a report to DLBB’s management and strategy committee, and £0.4 million in relation to a review of DLBB’s cost base. The Audit Committee satisfied itself that for both engagements, robust controls (including appropriate levels of review and challenge by DLBB management) were in place to ensure that E&Y’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from E&Y due to its specific expertise in the Belgian banking market. Further details are provided in note 9 to the consolidated financial statements IFRS.

In addition, the Group engaged Ernst & Young to provide assurance on the Group’s Corporate Responsibility Report.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Audit Committee.

This report was reviewed and approved by the Board on 2 March 2011.

Russell Walls

Chairman, Audit Committee

68
Aviva plc Annual Report on Form 20-F 2010	Risk committee report

This report provides details of the role of the Risk Committee and the work it has undertaken during the year.

The purpose of the committee is to assist the Board in providing leadership, direction and oversight of the Group’s management of risk. The full terms of reference for the committee can be found on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference, and are also available from the group company secretary.

The following independent non-executive directors served on the committee during the year:

Period
Member	From	To
Mary Francis (Chairman)	14 January 2006	To date
Michael Hawker	1 January 2010	To date
Leslie Van de Walle	24 September 2009	To date
Russell Walls	14 January 2006	To date

Attendance
Number of meetings held	7
Mary Francis (Chairman)	7
Michael Hawker	7
Leslie Van de Walle	7
Russell Walls	7

The committee met on seven occasions in 2010 and the members’ attendance record is set out above. In addition the committee held separate meetings with members of senior management and the external auditor to discuss issues relevant to the committee and for the purposes of induction and training. The group company secretary acts as the secretary to the committee.

The group chief executive, chief risk officer, chief financial officer, chief audit officer and the external auditor normally attended, by invitation, all meetings of the committee. Other members of senior management were also invited to attend as appropriate to present reports. It was the committee’s practice at each meeting to meet separately with the chief risk officer, the chief audit officer and the external auditor without any members of management being present. In performing its duties, the committee had access to the services of the chief audit officer, the chief risk officer and the group company secretary and external professional advisers.

The chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the minutes of each meeting of the committee. The chairman of the committee sits on the Audit and Remuneration committees to ensure that risk considerations are fully reflected in their decisions.

External background

During 2010 the economic and market environment remained challenging for the Group and the Board and the committee continued to concentrate on financial risk and capital and liquidity management. In particular the development of the Solvency II Directive and the resultant requirements of the new economic capital regime were an important area of focus.

Committee activities during 2010

The committee oversees all aspects of risk management in the Group, including market, credit, liquidity, insurance and operational, and their impact on both financial and non-financial goals. During the year the committee focused on the following areas:

■

Strengthening risk management across the Group: the committee approved a comprehensive Risk Plan (the Plan) which sets out the further steps needed to deliver leading standards of risk management at all levels of the business. The Plan is based on setting clear statements of risk appetite, especially for economic capital and liquidity, and rigorously managing all risk exposures within these limits. It allocates responsibilities for risk management between the first, second and third lines of defence, with a strong emphasis on the responsibilities of front-line management. The Group’s risk appetite has been thoroughly reviewed by the committee and the Board has approved a Group risk appetite statement which is being cascaded throughout the Group. The chief risk officer has overall responsibility for the Plan and reports regularly to the committee on progress against the Plan.

■

Preparing for Solvency II: the committee continued to oversee all aspects of the programme to implement the Solvency II Directive by the end of 2012. The Directive requires insurance companies to maintain an adequate surplus of economic capital (i.e. the capital required to ensure that a company’s liabilities can be met after defined risks have materialised). As well as requiring high standards of risk management (delivered by the Risk Plan – see above), the directive entails the development of sophisticated models to calculate economic capital requirements, and stress testing techniques to check and monitor actual levels of economic capital. The committee received regular progress reports on these matters throughout the year. It reviewed and approved the submission of the pre-application qualifying criteria assessment template required by the FSA as part of the Solvency II internal model approval process and reviewed the Quantitative Impact Study 5 results and the likely impact of Solvency II on the Group’s economic capital requirements and businesses.

■

Risk monitoring: the committee received regular reports on key risk exposures, the drivers of risk in the Group, emerging and potential risks, and actions taken to mitigate any risks that were out of appetite. Working with the Audit Committee, it also monitored the adequacy of the Group control framework. The committee focused particularly on monitoring the Group’s capital and liquidity positions against risk appetite, the results of stress and scenario testing, and the drivers of financial and insurance risks – since these give rise to the majority of the Group’s capital requirements under both the current (IGD and ICA) and the future (Solvency II) regimes. The committee continued its practice of inviting business unit and regional teams, led by their chief executive, to present on how risk is managed in their businesses. During the year, presentations were received from Aviva USA, Delta Lloyd and the UK Region.

Governance

69
Aviva plc Annual Report on Form 20-F 2010	Risk committee report continued

■

Group risk management policies: the committee approved significant changes to the Group Distribution policy, the Group Brand and Marketing policy and the Group Customer policy and received regular reports on compliance with Group policies.

■	Operational risks: the committee paid particular attention to business protection and IT security risks, and how business units were embedding the Group IT and Business Protection policies.
■

Regulatory risks and relationships: the committee received regular reports on compliance issues and regulatory and other public policy initiatives. In particular, it monitored the actions being taken by management in response to the FSA’s Risk Mitigation Programme and management responses to proposed changes in the prudential requirements for financial services companies.

■

Fraud and financial crime: the committee maintained regular oversight of compliance with controls against financial malpractice including fraud, and of the arrangements for employees to report in confidence any concerns about lack of probity (whistleblowing).

■

Internal controls: Internal Audit provided the committee with independent and objective assurance over the appropriateness, effectiveness and sustainability of the Company’s system of internal controls. Key control issues reported by Internal Audit to management and to the committee members were monitored on a quarterly basis until the risk exposure had been properly mitigated.

■	The chart below shows how the committee allocated its time during 2010.

More detail on the management of risk is contained in the Risk management section of the Performance review on pages

42 to 45.

During the year the committee held several joint meetings with the Audit Committee and one with the members of the business unit audit committee in Spain.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Risk Committee.

This report was reviewed and approved by the Board on

2 March 2011.

Mary Francis

Chairman, Risk Committee

70
Aviva plc Annual Report on Form 20-F 2010	Corporate responsibility committee report

This report provides details of the role of the Corporate Responsibility Committee and the work it has undertaken during the year.

The purpose of the committee is to set guidance and direction for the Group’s corporate responsibility (CR) programme, review the Group’s key CR risks and opportunities and to monitor progress against the Group’s key performance indicators. The committee also reviews the Group’s strategy for CR together with the Group’s overall CR targets. The full terms of reference for the committee can be found on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference, and are also available from the group company secretary.

The following directors served on the committee during the year:

Period
Member	From	To
Carole Piwnica (Chairman)	14 January 2006	To date
Euleen Goh	1 January 2009	To date
Andrew Moss	12 July 2007	To date
Lord Sharman	14 January 2006	To date
Scott Wheway	5 December 2007	To date

Attendance
Number of meetings held*	5
Carole Piwnica (Chairman)	5
Euleen Goh	4
Andrew Moss	4
Lord Sharman	5
Scott Wheway	4

*   There were four scheduled committee meetings during 2010 and one additional meeting called at short notice.

The committee met on five occasions in 2010 and the members’ attendance record is set out above. The group company secretary acts as the secretary to the committee.

During the year, the committee reviewed and approved the content and scope of the Company’s 2010 CR Report included in this annual report and accounts. It also continued to monitor the management of the CR risks affecting the Group and again reviewed each region’s performance and progress during the year against the Group’s key performance indicators together with the performance of Group functions such as Procurement and IT, which contribute to the Group’s CR programme activities. Internal Audit reported to the committee on the results of their reviews which were relevant to the CR activities of the Group and will continue to do so. In addition, going forward, external assurance to the committee will be provided by Ernst & Young LLP.

The regional CR plans have been incorporated into the overall regional and functional strategies to facilitate the embedding of the CR strategy through formal accountabilities. There was continued focus on strengthening CR performance through employee engagement, by influencing key stakeholders and on embedding balanced leadership throughout the organisation.

The committee received updates on the Group’s key CR programme activities such as the Street to School programme, on which there was an increased focus during the year; business ethics, particularly in preparation for the implementation of the UK Bribery Act; stakeholder recognition and the progress of the Group’s carbon offset projects as part of management’s commitment to be carbon neutral on a global basis. More recently, in line with the Board’s commitment to energy efficiency and reduction of waste in natural resources, the committee has supported the move towards paperless meetings. The chart opposite shows how the committee allocated its time during 2010.

The Company put its CR Report included in the 2009 annual report and accounts to an advisory vote of shareholders at the 2010 Annual General Meeting and intends to do this annually as a means of obtaining feedback on the report and the Company’s performance in this area.

Members of the committee are interviewed as part of the external assurance process for the CR programme and the subsequent management report, including Aviva’s action plan, is reviewed by the committee to assist in the strengthening and future direction of the programme.

In line with the Combined Code requirement, the Board undertook a review of the effectiveness of all its committees during the year, including the Corporate Responsibility Committee.

This report was reviewed and approved by the Board on 2 March 2011.

Carole Piwnica

Chairman, Corporate Responsibility Committee

Governance

71
Aviva plc Annual Report on Form 20-F 2010	Directors’ remuneration report

Highlights

■

During 2010, the Company undertook a Strategic Reward Review which was overseen by the Remuneration Committee and which comprehensively examined all elements of senior executive remuneration. This has allowed the Company to put to the 2011 Annual General Meeting proposals that reflect a thorough review of the Company’s remuneration package taking into account changing market and regulatory practice and the requirement to ensure that the package remains competitive. Details of these proposals are outlined in Section 2 of this report. The highlights of the changes are:

■     Fully revised remuneration principles;

■     Revised benchmarking group;

■     Simplified annual bonus structure;

■     Competitive Long Term Incentive Plans; and

■     New share ownership requirements.

■	The committee approved the executive directors’ (EDs’) request to freeze their basic salaries for 2010, for the second year in a row.
■

The financial and non-financial targets set for the 2010 annual bonus were met in part during the year. The combination of financial outcomes, along with those targets relating to employees, customers, and personal objectives mean the group chief executive received a 2010 bonus of 74.3% of his maximum opportunity (2009: 74.2%).

■

On 26 January 2010, Philip Scott retired from the Board. He continued to be employed by the Group until his retirement in July 2010. Further details of his leaving arrangements are disclosed in this report.

■	On 22 February 2010, Patrick Regan, chief financial officer, joined Aviva and the Board. Therefore, full information on his remuneration appears in this report for the first time.
■	On 19 January 2011, Andrea Moneta resigned from the Board and left the Company on 28 February 2011. Details of his leaving arrangements are disclosed in this report.
■	On 19 January 2011, Igal Mayer was appointed as chief executive, Aviva Europe and joined the Board. A summary of his annual remuneration is included in this report.

1. Introduction

This report sets out the details of the remuneration policy for the Company’s directors, describes its implementation and discloses the amounts paid in 2010. In addition to meeting statutory requirements, particularly the regulations on directors’ remuneration reports made under the UK Companies Act 2006, the committee has complied with best practice guidelines, including guidance issued by the Association of British Insurers and the National Association of Pension Funds, in producing this report. Relevant sections of this report have been audited in accordance with the legislation.

This report covers the following:

■	The committee’s objectives, membership and main activities in 2010;
■	A review of Aviva’s remuneration policy and practice;
■	Commentary on the alignment between remuneration, risk and Aviva’s business strategy and objectives;
■	Details of the terms of executive directors’ (EDs) service contracts;
■	Aviva’s share ownership policy with respect to EDs;
■	Aviva’s policy on external board appointments;
■	Aviva’s UK all employee share plans and share incentive plans;
■	Aviva’s position against dilution limits;
■	Remuneration of the non-executive directors (NEDs), and;
■	Tables summarising the 2010 position on:

■     Directors’ remuneration

■     EDs’ pension arrangements

■     Share incentive plans

■     Directors’ interests in shares

2. Strategic Reward Review

Throughout 2010 the Company conducted a comprehensive review of senior executive remuneration. This was last conducted in 2005. The objectives of the review were:

■	To ensure remuneration is optimally designed to attract and retain senior executives
■	To ensure remuneration is aligned with, and incentivise the achievement of, our strategic business aims whilst ensuring appropriate risk taking
■	To benchmark total compensation against suitable comparator groups to ensure remuneration is appropriately positioned against market
■	To ensure our reward plans comply with regulatory requirements

The review was led by the committee with input from the Human Resources function and senior management. In addition to the internal resources, market benchmarking and external commentary was provided by Hewitt New Bridge Street (HNBS) (primarily to the committee) and PricewaterhouseCoopers (PwC) (primarily to management).

During the review, the committee and management agreed a set of Remuneration Principles and Remuneration Framework to be applied throughout the Company. These were then used to help guide the conclusions and remuneration structures which will be rolled out in 2011.

72
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

2. Strategic Reward Review continued

Whilst the Financial Services Authority’s (FSA) Remuneration Code does not directly apply to Aviva plc (see section 6), both the committee and management have been very mindful of the external environment that has been the focus of many regulators across the globe. In particular, careful attention has been paid to the overall gearing of total remuneration (which will reduce in 2011) and the impact that risk has on each element of reward.

The Strategic Reward Review concluded in December 2010 and the proposals outlined below will be fully implemented in 2011.

Key changes from Strategic Reward Review: to be implemented from 2011

The implementation of the Remuneration Principles above, has led to a range of changes to the remuneration elements across the Company. The critical changes and a summary of how these changes impact the group chief executive and the other EDs is shown below:

■

Revised benchmarking group: Since the previous reward review in 2005, the relevant benchmarking group for considering total compensation has been the lower quartile to median of the FTSE 30 and the median to upper quartile of the FTSE 50. The committee has decided to benchmark against a more sustainable peer group, ie. the median of a range of companies that are centered on Aviva. Therefore, our total compensation benchmark position from 2011 will be the 25 FTSE companies either side of Aviva’s market capitalisation. The absolute peer group will be reviewed annually based on the most up to date market data available.

■

Simplified annual bonus structure: In 2010, and in prior years, the financial component of the annual bonus (which comprises 50% of the total annual bonus opportunity) had multiple (typically seven) Key Performance Indicators (KPIs). In order to help drive a reward and performance culture, the number of KPIs will be ideally kept to a maximum of four. These will be disclosed in the Annual Report and Accounts following the relevant year end and will endeavour to reflect all relevant outcomes, behaviors and risk management actions sought by the Board.

■

Competitive Long Term Incentive Plans: As previously agreed by shareholders at the 2008 AGM, the 2010 One Aviva Twice the Value (OATTV) bonus award was the last award under the plan. Therefore no OATTV award will be made in 2011. The committee has carefully reviewed the total compensation benchmarking data and proposed revised standard long term incentive awards to ensure our packages remain competitive within the relevant market place, as well as representing value for the shareholder.

■

New share ownership requirements: The share ownership requirement of the group chief executive will be increasing from 175% to 200% of basic salary. In addition, members of the Executive Committee (EC) who are not EDs will also see the introduction of a 50% of basic salary share ownership requirement. In line with common market practice, no time limit will now be set in order for any member of the EC to meet these requirements. Instead 50% and 25% of the EDs’ and EC members’ respective share plan releases will be required to be held until such time as their requirement is met.

Table 1: Strategic Reward Review’s key changes to each element of remuneration for the EDs
Remuneration Element	2010 (included in this report)	From 2011
Basic Salary / Total Remuneration benchmarking group	Lower quartile to median of the FTSE 30 and the median to upper quartile of the FTSE 50	By reference to the median of 25 FTSE companies either side of Aviva’s market capitalisation
Annual Bonus	Target 75% of basic salary Maximum 150% basic salary Multiple financial measures Two-thirds deferred into shares for three years	Unchanged target and maximum opportunity Financial measures limited to four, where possible No change to deferral arrangements
One Aviva Twice the Value	CEO: Matches 100% of the deferred annual bonus ED: Matches 75% of the deferred annual bonus	Plan expired in 2010, as originally approved by shareholders in 2008
Long Term Incentive	CEO: 175% standard award EDs: 150% standard award Performance measures: 50% Total Return MCEV ROCE, 50% Relative TSR 30% vests for threshold performance

CEO: 275% standard award

EDs: 225% standard award

Performance measures: 50%Operating IFRS ROCE, 50% Relative TSR

(IFRS ROCE is considered a more stable balance sheet measure)

20% vests for threshold performance

Share Ownership Requirement	CEO: 175% of basic salary EDs: 150% of basic salary To be fulfilled five years from date of appointment	CEO: 200% of basic salary EDs: 150% of basic salary EC: 50% of basic salary EDs must retain 50% of net share plan releases (EC 25%) until requirement is met

3. The committee’s objectives

The committee is a committee of the Board. Its terms of reference are available from the group general counsel and company secretary and can be found on the Company’s website at www.aviva.com/terms-of-reference. The committee’s key objectives are to:

■	Establish a competitive remuneration package to attract, retain and motivate high quality leaders;
■

Promote the achievement of both the Company’s annual plans and its strategic objectives by providing a remuneration package that contains appropriately motivating targets that are within the Group’s risk appetite; and

■	Align senior executives’ remuneration with the interests of shareholders and other stakeholders, including customers and employees.

Governance

73
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report

3. The committee’s objectives continued

The committee’s main responsibilities are to:

■

Recommend to the Board the Group’s remuneration policy for the EDs and members of senior management, covering basic salary, bonus, long-term incentives, retirement provisions, long-term wealth creation and other benefits;

■	Strike an appropriate balance between (i) the fixed and variable components and (ii) the cash, equity and equity related components of the total remuneration package;
■	Ensure the remuneration package is congruent with, and provides the incentives to realise, short and long term goals;
■	Review and determine the terms of employment and remuneration of the individual EDs, including any specific recruitment or severance terms;
■	Assess and, within the broad policy from time to time approved by the Board, determine the remuneration terms of the Chairman of the Board;
■

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

■	Select, appoint and determine terms of reference for independent remuneration consultants to advise the committee on remuneration policy and levels of remuneration; and
■	Work with the Risk Committee to ensure that risk is properly considered in setting the overall remuneration policy for the Group and the remuneration of EDs and members of senior management.

4. Committee membership

Table 2 below shows the directors who served as members of the committee during the year, all of whom are independent NEDs, and individuals who attended committee meetings:

Table 2: Members and attendees of the committee during 2010
Member	Position	Comments
Scott Wheway	Chairman of the committee	Member since 5 December 2007, chairman since 1 January 2009
Mary Francis	Member	Member since 25 January 2006
Carole Piwnica	Member	Member since 25 January 2006
Leslie Van de Walle	Member	Member since 24 September 2009

Attendee	Position	Comments
Lord Sharman	Chairman of the Company	Attended by invitation
Andrew Moss	Group chief executive	Attended by invitation
John Ainley	Group HR director	Attended as an executive responsible for advising on the remuneration policy
Graham Jones	Group company secretary	Attended as secretary to the committee
Kirsty Cooper	Deputy group company secretary	Attended by invitation
Tracey O’Rourke	Group reward and HR policy director	Attended as an executive responsible for advising on the remuneration policy
Martyn Fisher	Group reward director	Attended as an executive responsible for advising on the remuneration policy
David Rogers	Chief accounting officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans
Robin Spencer	Chief risk officer	Attended to advise on the management of risk within the remuneration framework
Representatives of Hewitt New Bridge Street (HNBS)		Attended by invitation as the committee’s independent adviser HNBS is part of AON, who provided insurance broking services to the Company in 2010
Representatives of PricewaterhouseCoopers (PwC)		Attended to advise management on relevant remuneration matters. PwC also provided consultancy services to the Group in 2010

No person was present during any discussion relating to their own remuneration.

In addition to the members and attendees listed in Table 2 above, Deloitte LLP advised the committee on the calculation of Total Shareholder Return (TSR) in respect of the Long Term Incentive Plan (LTIP) vesting. Deloitte LLP also provided consultancy services to the Group in 2010.

In line with Combined Code requirements, the Board undertook a review of the effectiveness of the committee during the year. Additionally, the committee reviewed its own performance and agreed steps to enhance its effectiveness and addressed the issues identified.

74
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

5. Committee attendance and activities during 2010

The committee is required by its terms of reference to meet at least three times per year. In 2010, the committee met six times and the number of meetings attended by each committee member is shown in Table 3:

Table 3: Attendance
Number of meetings held	6
Scott Wheway (Chairman)	6
Mary Francis	6
Carole Piwnica	5
Leslie Van de Walle	5

The committee members also participated in five workshops throughout the year.

The committee has a standing calendar of agenda items within its remit. In addition to these items, the committee discusses matters relating to the operation of the Group’s remuneration policy and emerging market practices. The chart below summarises the time allocated to various agenda items during 2010 and Table 4 below sets out the matters discussed by the committee:

Table 4: Matters discussed by the committee during its 2010 meetings
Meeting	Standing agenda items	Other agenda items
January	■ None	■ Final approval of the Group’s stretch target for the 2010 financial year
March	■ A review of EDs’ basic salaries and benefits in kind	■ Assurance of non-financial bonus outcomes for 2009

■     Consideration and approval of EDs’ bonus awards for 2009 and approval of share awards under the Annual Bonus Plan (ABP)

■     A review and approval of Long Term Incentive Plan (LTIP) grants to the EDs and approval of the performance conditions for the 2010 grants

■     A performance test of subsisting LTIP grants

■     A review of dilution limits

■     A review and approval of recommendations on contributions into the Aviva Capital Accumulation Plan (ACAP)

■     Approval of the 2009 Directors’ Remuneration Report

■     Approval of the 2010 One Aviva Twice The Value Bonus Plan (OATTV) grants

■     EDs’ shareholding requirements

■     A review and approval of the chairman’s fees

■ Approval of the HM Revenue and Customs Approved Options Schedule to the rules of the Aviva Executive Share Option Plan 2005
■ Approval of the Restricted Share Awards Schedule to the rules the ABP ■ Approval of the inclusion of clawback provisions in the rules of the ABP and LTIP

■     Approval of amendments to the committee’s terms of reference

■     Approval of the rules of the CFO Recruitment Share Awards Plan and the terms of the grants to be made to Patrick Regan

■     Discussion of the Strategic Reward Review

April	■ None	■ Discussion of the performance conditions for the 2010 OATTV grants
June	■ None	■ Approval of the early testing of performance conditions of the LTIP and OATTV Plan grants held by a good leaver
August

■     A review of dilution limits

■     Approval of an invitation to UK and Irish employees to participate in the Aviva Savings Related Share Option Scheme or the Aviva Ireland Save As You Earn Scheme (SAYE Schemes)

■     Approval of the Aviva Investors’ Bonus Funding

■     Discussion regarding Group Risk’s input into remuneration arrangements

■     Discussion of the Strategic Reward Review and the approval of bonus weighting targets, benchmarking data and award levels under the LTIP

December

■     Approval of the proposed 2011 financial, employee and customer targets for the operation of the ABP

■     Comment upon and noting of the EDs’ personal objectives for 2011

■     A review of the proposed approach to the 2010 Directors’ Remuneration Report

■     A review of the committee’s 2011 work plan

■     Further discussion regarding Group Risk’s input into compensation arrangements

■     Discussion regarding the Strategic Reward Review

■     Approval of new share incentive plans subject to shareholder approval

The committee members also participated in five workshops throughout the year to discuss the Strategic Reward Review’s progress and to review critical stages of its development.

Governance

75
Aviva plc Annual Report on Form 20-F 2010	Directors’ remuneration report continued

6. FSA Remuneration Code: Aviva Investors

The FSA Remuneration Code does not apply to Aviva’s businesses with the exception of Aviva Investors and two small subsidiaries within the UK business. The Company is in full compliance with the Code’s requirements and expects Solvency II and other European-based legislation to further define requirements in this area in the future.

Specifically, Aviva Investors’ policy on remuneration takes into account its status as a Tier 4 organisation as defined in the FSA Remuneration Code 2010, and as such is fully compliant with the Code.

Aviva Investors’ reward principles and arrangements are designed to accurately and appropriately incentivise and reward employees for achieving stated business goals in a manner that is consistent with our approach to sound and effective risk management.

Effective risk management is central to how the company and Aviva Investors perform and the risk profile of each business is also taken into account in compensation decisions. The approach to performance and reward is designed to drive sustainable performance, ensuring that remuneration policies support the business strategy and long term interests of the Company.

7. Future actions and changes

The Company does not anticipate any significant changes to the structure of EDs’ compensation packages in 2011, other than those outlined in section 2 and as detailed below:

Changes to UK pension taxation

Following announcements by the UK government during 2010, the Company is reviewing its approach to pension provisions for those employees whose pension contributions will exceed the newly reduced annual allowance (and from April 2012, the newly reduced Lifetime Allowance). The Company fully supports, where possible, the continued tax-efficient provision of retirement benefits.

In addition, the manner in which contributions to the Aviva Capital Accumulation Plan (ACAP) will be taxed is also changing. In reviewing the ongoing retirement benefit plan changes, no arrangements will be entered into which materially increase the costs to the Company. Any impact of these proposals that is experienced by the EDs will be disclosed in the 2011 Annual Report and Accounts.

8. Alignment with Group strategy and target setting

The committee considers alignment between Group strategy and the remuneration of its senior executives, including EDs, to be critical. It believes that senior executives should be highly rewarded (on a market competitive basis) for the delivery of stretching goals but should receive reduced rewards when the business performs poorly. The pay and employment conditions of employees of the Company and the Group were also taken into account when determining directors’ remuneration for the financial year, in addition to the Group Reward policies and framework.

To achieve this alignment Aviva’s remuneration package is leveraged, with a suitable percentage of pay ‘at risk’ against the achievement of stretching goals, which is aligned with the Company’s risk profile and employee behaviour. Furthermore two-thirds of any bonus for EDs and EC members and any LTIP grants are delivered in the form of Aviva shares. In 2010, the element of deferred bonus that is matched under the OATTV Plan only vests if very demanding Earnings Per Share (EPS) targets are met. The requirements to defer bonus, participation in the LTIP and the OATTV Plan closely tie the long-term value of executive remuneration to the Company’s share price performance. Senior executives thus have high exposure to the same benefits and drawbacks of share price movement as all shareholders. The belief that senior executives should be shareholders is reinforced through formal guidelines requiring EDs to build up and maintain a significant holding of shares in the Company.

Section 2 outlines the critical changes being implemented in 2011, following the Strategic Reward Review. The committee’s considerations shown below relate to reward decisions made in 2010.

■	The Group’s strategic priorities and targets are set out elsewhere in this report. Those priorities are reflected closely in the remuneration package.
■

The committee also considers how, given changing economic circumstances, the Group’s priorities, and consequently the targets underpinning its bonus structures, need to change. Financial targets sit alongside targets on customer advocacy and employee engagement that the committee believes are critical to long-term organisational health. The personal objectives of EC members are reviewed by the committee to ensure they adequately reflect the strategic aims of the Group, good governance and best practice.

■

Basic Salary: Internal and external equity in basic salary positioning is an important contributor to a motivational remuneration package. A range of market data is used to inform decision making taking into account the Company’s benchmarking policy with regard to the relevant FTSE market during 2010 and the new group of 25 FTSE companies either side of Aviva’s position for 2011 and beyond.

■

Annual Bonus Plan: Bonus structures are effective only if they drive, through the targets, the maintenance of the Company on a sound financial footing and sustained profitable growth. In addition, the targets must not provide an incentive to promote behaviours which could be detrimental to the Company’s long-term interests. Management must justify the targets it recommends. The committee is satisfied that the targets provide appropriate incentives, are sufficiently challenging, are aligned to shareholders’ interests and are within the Group’s risk appetite.

76
Aviva plc Annual Report on Form 20-F 2010	Directors’ remuneration report continued

8. Alignment with Group strategy and target setting continued

■

OATTV Plan: This plan was introduced to reward the growth in EPS. The plan, approved by shareholders in 2008, expired after the third annual grant. Therefore, the awards made in 2010 were the last awards under the plan.

■	LTIP: The LTIP encourages a longer-term management focus on Return on Capital Employed (ROCE) and relative TSR. These metrics measure how the Company is performing in both absolute and relative terms.

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

9. Constituent elements of reward as a percentage of total remuneration

Tables 5a and 5b below show how the Group’s remuneration policy translates in practice into the group chief executive’s remuneration package for 2010 and 2011. The tables outline the contribution each element makes to overall compensation at both ‘Target’ and ‘Stretch’ levels of performance. More than half of EDs’ total remuneration is performance related. For the remainder of EDs, 44% of total remuneration is paid in cash for on ‘Target’ performance and 32% for ‘Stretch’ performance (excluding ACAP which EDs participate in to varied degrees, see Table 7).

Tables 5a: Breakdown of remuneration for group chief executive in 2010

Tables 5b: Breakdown of remuneration for group chief executive in 2011

Tables 5a and 5b show the breakdown of the group chief executive’s remuneration package into its main constituent elements as well as the proportions of fixed cash, variable cash and shares. For this purpose, fixed cash includes basic salary and the discretionary ACAP payment. Variable cash is the one-third of bonus paid in cash annually. In 2010, the share element includes the two-thirds of the annual bonus deferred into shares, the OATTV Plan match and the LTIP.

■	2010 ‘Target’ performance means a target ABP outcome (75% of basic salary), a 50% vesting of the LTIP (87.5% of basic salary) and a 1:1 match from the OATTV Plan (50% of basic salary).
■	2010 ‘Stretch’ performance means a stretch ABP outcome (150% of basic salary), 100% vesting of the LTIP (175% of basic salary) and a 2:1 match from the OATTV Plan (200% of basic salary).
■	2011 ‘Target’ performance means a target ABP outcome (75% of basic salary) and a 50% vesting of the LTIP (137.5% of basic salary).
■	2011 ‘Stretch’ performance means a stretch ABP outcome (150% of basic salary) and 100% vesting of the LTIP (275% of basic salary).

The breakdown does not include any share price growth, the dividends payable on the ABP deferred shares and 2011 long-term incentive awards or other benefits (e.g. cash car allowance, value of private medical insurance (PMI) and all employee share ownership plans).

Governance

77
Aviva plc Annual Report on Form 20-F 2010	Directors’ remuneration report continued

10. Remuneration policy in practice for EDs

Table 6, below, summarises Aviva’s remuneration policy as it is applied in practice to EDs.

Table 6: Remuneration Policy in practice
Policy			How delivered

Total remuneration

Total remuneration package levels are informed by relevant pay data, in particular for 2010 the lower quartile to median range of the FTSE 30 and the median to upper quartile range of the FTSE 50.

These reference points are chosen to reflect Aviva’s market capitalisation and comparability to other large, sophisticated multi-national companies and the positioning that is appropriate to Aviva in those different comparator groups.

As outlined above, from 2011, this pay data will be based on the median of 25 FTSE companies, either side of Aviva’s market capitalisation.

■ Basic salary ■ ABP ■ OATTV Plan (2010 only) ■ LTIP ■ Long-term savings ■ Aviva Staff Pension Scheme (ASPS) ■ Benefits ■ All employee schemes

Basic salary

Benchmarked as for total remuneration but with positioning and progression taking account of individual and business performance and the levels of increase provided for the broader UK employee population (basic salaries of the UK staff increased by 2% on average in 2010).

The committee takes seriously institutional investors’ concerns on the upward ratchet of basic salaries and is rigorous in its review of market position and salary.

■ Monthly in cash ■ Reviewed annually in February, with changes taking effect from 1 April.

ABP

The ABP is intended to motivate executives to achieve the annual business plan, based on a series of key financial, employee and customer performance indicators (KPIs), which make up 70% of the bonus opportunity, and personal objectives which make up 30%.

75% of basic salary is payable for ‘on target’ performance and up to 150% for ‘stretch’ performance.

Two-thirds of bonus is deferred into shares and the deferred shares vest on the third anniversary of the date of grant, subject to reduced vesting for certain leaver circumstances for deferrals made prior to March 2011. For all deferrals made from March 2011, on resignation during the three-year deferral period, all of the grant is forfeited. Additional shares are awarded at vesting in lieu of the dividends paid on the deferred shares during the deferral period.

■ Annually, one-third is paid in cash and two-thirds in deferred shares.

OATTV Plan

The OATTV Plan rewards executives for growth in EPS over a three-year period. As previously approved by shareholders, the 2010 award was the final award under this plan.

The plan matches 100% of the deferred ABP shares for the group chief executive (75% for other EDs).

For the 2010 awards, the vesting of these matched shares is dependent on the achievement of an EPS of 49.2 pence per share and then compounded annual growth targets as follows:

■ Annually, a proportion of the deferred element of the ABP is matched in shares. ■ Shares vest based only upon the achievement of demanding EPS growth targets.
■	Less than 14.9% growth pa	Nil
■	14.9% growth pa	0.1 for 1
■	57.5% growth pa	1 for 1

Matching is on a straight-line basis for performance from 14.9% to 57.5% and beyond, up to a maximum award of 2 for 1. No additional shares are awarded for the dividends paid during the three-year performance period on those shares that vest. The methodology for establishing the targets of each OATTV award was not adjusted following the financial crisis of 2008. Therefore, the outcome of each award is likely to be well below anticipated value.

LTIP

The LTIP is intended to motivate the achievement of the Company’s longer-term objectives, to aid the retention of key personnel and to align executive interests to those of shareholders.

In 2010 the group chief executive was eligible to receive an annual award of shares equal to 175% of basic salary. Other EDs were eligible to receive an annual award of shares equal to 150% of basic salary. From 2011 onwards, the standard awards will be 275% and 225% respectively.

The Company operates a phantom scheme in the US for its US-based employees. Levels of awards reflect US market practice.

For awards made prior to 2011, no additional shares are awarded for the dividends paid during the three-year performance period on those shares that vest. From 2011 onwards, dividend equivalent awards will be paid, in line with the current market practice.

■ Annual awards in shares that vest, subject to ROCE and relative TSR performance conditions being met at the end of a three-year performance period. ■ Awards that do not vest lapse.

Long-term savings

The Aviva Capital Accumulation Plan (ACAP) is a long-term savings vehicle which aids retention whilst recognising a need for flexibility in long-term wealth planning.

Company contributions are discretionary and vary year on year, but would not normally exceed 50% of basic salary. Contributions for the EDs are shown in the table on page 91.

No ED who participates in the ACAP is currently accruing benefits in the ASPS. A resignation or departure for breach of contract generally results in forfeiture of contribution for the relevant year.

■ Discretionary payments into a trust where they are held for a minimum of five years.

ASPS

The UK Aviva Staff Pension Scheme (ASPS) provides a competitive post-retirement package.

Lump sum death in service benefit of four times basic salary is provided, as is a spouse’s or partner’s pension equal to two-thirds of actual or, on death in service and in certain other circumstances, prospective pension. Post-retirement increases are equivalent to the Retail Price Index up to a maximum of 10%. Retirement benefits can be accessed from age 60.

■ Deferred cash payable on retirement in the form of a lump sum /monthly payment.

78
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

Policy	How delivered
Other benefits Other benefits are provided on a market competitive basis.	■ Cash car allowance ■ PMI

CFO Recruitment Share Awards Plan

The CFO Recruitment Share Awards Plan was approved by the committee in 2010 for the granting of one-off share awards to Patrick Regan as part of the recruitment offer made to him. The following awards were granted to Mr Regan under the rules of this plan and are subject to clawback provisions:

■     Replacement Restricted Share Award (RRSA) with a grant value of £1.65 million to compensate for the loss of unvested Willis Group Holdings Limited restricted shares and share options.

■     Bonus Replacement Deferred Share Award (BRDSA) with a grant value of £283,333, two-thirds of the compensation for the loss of bonus which would have been paid to Mr Regan by Willis Group Holdings Limited for the 2009 financial year.

■     One Aviva, Twice the Value Award (OATTV) with a grant value of 75% of the BRDSA.

■     RRSA will vest in three equal tranches on the first, second and third anniversaries of Mr Regan’s employment start date, subject to Mr Regan’s performance being considered to be at least ‘Mid Range’, as assessed by the chairman of the Company and the group chief executive, and no dealing restrictions being in place on the vesting date. Otherwise the principal terms of the RRSA are generally the same as those of the ABP, except that on cessation of employment, Mr Regan’s unvested awards will generally lapse unless he leaves by reason of death, ill-health, injury, disability, redundancy or a sale of an employing subsidiary or business.

■     BRDSA will vest under the same terms as outlined above for the ABP and is therefore not subject to performance conditions.

■     OATTV will vest under the same terms as outlined above for the OATTV Plan.

■     Awards granted under the CFO Recruitment Share Awards Plan are not pensionable. Any amendments to the plan which are to the advantage of the participant (other than certain minor amendments) are subject to shareholder approval.

11. Overview of the effect on EDs during 2010

The effect of these policies in 2010 for EDs is set out in Table 7 below. It should be emphasised that the figures shown for both the OATTV Plan and the LTIP grant represent the face value of those awards on the date of grant. The OATTV Plan and LTIP grant would only be realised if very stretching performance conditions were to be met. Details on pension benefits are set out later in this report.

Table 7: Overview of current EDs’ remuneration Andrew Moss, group chief executive
Element	Amount	Commentary**
Basic Salary	£925,000 during the year	Mr Moss requested not to receive an increase to his basic salary in 2010.
ABP	£1,031,144 (111.5% of basic salary) (£343,715 delivered in cash and £687,429 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2010 targets as follows: Financial 40.8% (maximum 50%) Employee 0.9% (maximum 10%) Customer 5.9% (maximum 10%) Personal 26.7% (maximum 30%)
OATTV Plan	£686,196	The face value of 100% of the two-thirds deferred element of 2009 annual bonus.
LTIP – Face Value of grant	£1,618,750	The face value of the grant represented 175% of basic salary on 28 February 2010.
ACAP	£462,500	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Moss’ basic salary as at 1 April 2010.
Other Benefits	£19,000 cash car allowance 2% basic salary cash supplement PMI

Mr Moss receives 2% of basic salary as a non-pensionable cash supplement provided in consideration of his surrendering his Unapproved Unfunded Retirement Benefit (UURB) promise at the point when accrual in the ASPS ceased.

**	Percentages do not necessarily add up due to rounding

Governance

79
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

11. Overview of the effect on EDs during 2010 continued

Philip Scott, chief financial officer*

Element	Amount	Commentary**
Basic Salary	£41,935 during the year.	Mr Scott requested not to receive an increase to his annual basic salary of £600,000 in 2010.
ABP	£25,755 (60% of pro rata basic salary)	Bonus disclosed is proportional to time served as an ED.
ASPS	Membership of the ASPS

Mr Scott has a fully accrued pension equivalent to two-thirds of his pensionable salary at retirement.

He therefore no longer accrues service-related benefits but does continue to accrue additional benefits as a result of pensionable salary increases.

Other Benefits	£1,127 cash car allowance during the year PMI £2,875 in legal fees	Legal fees were paid directly to Mr Scott’s solicitor for advising Mr Scott on his departure terms.
*	Philip Scott retired from the Board on 26 January 2010 and the information shown is for the period served as an ED in 2010.
**	Percentages do not necessarily add up due to rounding.

Patrick Regan, chief financial officer*

Element	Amount	Commentary**
Basic Salary	£511,539 during the year.	Mr Regan commenced employment on 22 February 2010 with an annual basic salary of £600,000.
ABP	£668,850 (111.5% of basic salary) (£222,950 delivered in cash and £445,900 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2010 targets as follows: Financial 40.8% (maximum 50%) Employee 0.9% (maximum 10%) Customer 5.9% (maximum 10%) Personal 26.7% (maximum 30%)
LTIP – Face Value of grant	£900,000	The face value of the grant represented 150% of Mr Regan’s basic salary on 28 February 2010.
CFO Recruitment Share Awards Plan
■ RRSA	£1,650,000

RRSA was granted over Restricted Shares and will vest in three equal tranches per year over a three-year period. The grant is compensation for the loss of share awards and share options from previous employer (see section 10 for more details).

■ BRDSA	£283,333	BRDSA was granted over Restricted Shares and will vest on third anniversary of the date of grant (see section 10 for more details).

■ OATTV	£212,500	The face value of 75% of the BRDSA. Vests subject to performance condition outcome of 2010 OATTV award (see section 10 for more details).
Defined Contribution Pension		See section 23 for details
Other Benefits	£13,811 cash car allowance during the year PMI	Annual car allowance of £16,200.
	£141,667 compensation for loss of bonus from previous employer

Mr Regan received £425,000 compensation for loss of bonus from previous employer. This payment was paid one-third in cash (£141,667) with the remaining £283,333 deferred into restricted shares for three years (BRDSA as detailed above).

*	Patrick Regan joined the Company and Board on 22 February 2010
**	Percentages do not necessarily add up due to rounding.

80
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

11. Overview of the effect on EDs during 2010 continued

Mark Hodges, CEO, Aviva UK

Element	Amount	Commentary**
Basic Salary	£600,000 during the year.	Mr Hodges’ basic salary increased to £600,000 on 1 January 2010 to reflect his increased responsibilities across the UK business.
ABP	£695,490 (115.9%% of basic salary) (£231,830 delivered in cash and £463,660 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2010 targets as follows: Financial 42.6% (maximum 50%) Employee 0.0% (maximum 10%) Customer 8.1% (maximum 10%) Personal 26.7% (maximum 30%)
OATTV Plan	£251,264	The face value of 75% of the two-thirds deferred element of 2009 annual bonus.
LTIP – Face Value of grant	£900,000	The face value of the grant represented 150% of Mr Hodges’ basic salary on 28 February 2010.
ACAP	£300,000	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 50% of Mr Hodges’ basic salary as at 1 April 2010.
Other Benefits	£16,200 cash car allowance PMI
**	Percentages do not necessarily add up due to rounding.

Andrea Moneta, CEO, Aviva Europe, Middle East and Africa*

Element	Amount	Commentary**
Basic Salary	€780,000 during the year (£668,925)	Mr Moneta requested not to receive an increase to his basic salary in 2010.
ABP	€500,000 (64.1% of basic salary) delivered in cash	Mr Moneta’s bonus is in line with European 2010 performance.
OATTV Plan	€424,330	The face value of 75% of the two-thirds deferred element of 2009 annual bonus.
LTIP – Face Value of grant	€1,170,000	The face value of the grant represented 150% of Mr. Moneta’s basic salary on 28 February 2010.
ACAP	€202,191	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the plan equivalent to 27% of Mr. Moneta’s basic salary as at 1 April 2010.
Other Benefits	€21,500 cash car allowance during the year	.

	€400,000 compensation for loss of earnings, options and performance shares from previous employer	A further €400,000 compensation is payable for loss of earnings, options and performance shares from a previous employer in March 2011.

	€112,000 housing allowance per annum for three years	€112,000 annual housing allowance, grossed up for tax purposes.***

	€30,000 schooling allowance PMI	€30,000 annual schooling allowance payable up to the end of secondary schooling, grossed up for tax purposes.***

(Based on average exchange rate for 2010 of €1.16605 : £1.00)
*	Andrea Moneta resigned from the Board on 19 January 2011.
**	Percentages do not necessarily add up due to rounding.
***	These exceptional other benefits were provided to replicate pre-existing obligations and are time-limited.

12. Target setting

ABP - target setting

The financial targets which underpinned the ABP (accounting for 50% of annual bonus) in 2010 were derived from Aviva’s return, growth and capital efficiency/capital generation goals.

Employee and customer targets (each accounting for up to 10% of annual bonus) are set taking into account performance to date and aspirations for the future. The employee targets on leadership and engagement are derived from the Group’s employee promise survey in which all business units participate and which over 36,907 staff completed in 2010. This survey is delivered through an independent third party who is able to provide extensive external benchmark data. The Company’s aspiration is to reach the upper quartile positions compared to the relevant global and national norms on leadership and engagement over time.

In 2010, all businesses measured customer advocacy using a consistent robust methodology undertaken by an independent global research agency. All business units now have customer advocacy targets in place for 2011.

Governance

81
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

12. Target setting continued

The Company’s aspiration is to reach the upper quartile in the relevant local market benchmark. Internal assurance that the outcomes on employee and customer targets were accurately calculated and reported was provided to the committee by Group Audit.

Personal objectives based on delivery of key strategic priorities, personal leadership and operating performance of the relevant portion of the business account for up to 30% of annual bonus. Carbon emissions targets are also included as part of the EDs’ role profile.

The Group’s performance against its financial, employee and customer KPIs in 2010, as they affected the bonus of the Group Chief Executive, is shown in Table 8.

Table 8: Group performance in 2010 against its KPIs
		Weighting (% of total bonus opportunity)
	Key performance indicators	On target (%)	Stretch (%)	Actual payment (%)
Business measures (70%)	Volume – Total long-term savings	2.5	5.0	2.5
	Volume – Net written premium	2.5	5.0	2.4
	Adjusted operating profit	7.5	15.0	15.0
	MCEV operating profit	2.5	5.0	5.0
	New business margin	2.5	5.0	2.5
	Combined Operating Ratio (COR)	2.5	5.0	4.4
	Cost savings (expense base)	5.0	10.0	9.0
	Customer	5.0	10.0	5.9
	Employee	5.0	10.0	0.9
Personal measures (30%)	Personal – individual strategic	15.0	30.0	26.7
	Total	50.0	100.0	74.3

The committee remains sensitive to the external environment in relation to executive pay, and particularly relating to the payment of bonuses in circumstances where financial targets have not been met and share prices have fallen. However, the combination of financial and non-financial measures is central to the structure of the ABP. The committee wants to ensure a balanced focus on both short-term financial performance and on the objective non-financial measures that are leading indicators of future financial success. This balance is, in the committee’s view, reflective of good practice in incentive design and is consistent with the FSA’s guidance on creating incentive schemes that have a focus on long-term sustainable performance and considerate of the risk environment. Aviva appropriately incentivises and rewards employees for achieving stated business goals in a manner that is consistent with our approach to sound and effective risk management.

As described above, the committee took the view that it was important to maintain the integrity of the financial targets for the EDs, and so these were not adjusted during the year. In the same way, the committee believes that it is appropriate to pay bonuses based on pre-agreed rigorous targets when these have been met.

To align with the business priorities for 2011, the financial measures at Group level for 2011 are Adjusted Operating Profit, Net Operating Capital Generation, Internal Rate of Return and Total Sales (which are not set a stretch target in line with relevant risk considerations).

LTIP – Target Setting

The LTIP vests subject to the degree of achievement of two equally weighted performance measures, chosen to reflect shareholders’ long-term interest, in absolute ROCE and relative TSR performance.

ROCE targets

ROCE targets determine the vesting of 50% of any LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return. The Company’s external auditor provides a formal opinion on the ROCE vesting calculation. The 2010 LTIP award ROCE targets are set out in Table 9 below:

Table 9: 2010 LTIP ROCE Targets
ROCE over the three-year performance period	Percentage of shares in award that vests based on achievement of ROCE targets
Less than 31.5%	0%
31.5%	15%
Between 31.5% and 37.5%	Pro rata between 15% and 50% on a straight line basis
37.5% and above	50%

82
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

12. Target setting continued

TSR Targets

Relative TSR determines the vesting of the other 50% of any LTIP award. The comparator group for the assessment of relative TSR performance at the time of the 2010 grant comprised Aegon, Allianz, Axa, Fortis, Generali, ING, Legal and General, Lloyds Banking Group, Prudential, Resolution Limited, Royal Bank of Scotland, Royal and Sun Alliance, Standard Life and Zurich. Friends Provident had been delisted by the time the 2010 grant was made and so was not included in the comparator group. Resolution Limited was added to the comparator group for the 2010 grant.

TSR vesting operates as set out in Table 10 below:

Table 10: TSR vesting schedule for the 2010 award
TSR position over the three-year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below median	0%
Median	15%
Between median and upper quintile	Pro rata between 15% and 50% on a straight line basis
Upper quintile and above	50%

The same targets will apply for the 2011 LTIP awards, except ROCE will be measured on an Operating IFRS basis. The comparator group will remain unchanged. The committee has agreed a shortlist of companies that would be considered for inclusion in the comparator group, subject to final review, should any member of the group be delisted. 2011 LTIP and future awards will vest at 20% for threshold performance (down from 30%).

Details of subsisting LTIP awards are provided on page 84 and Table 11 below shows the vesting projections (non-audited) of those awards as at 31 December 2010.

Table 11: Projections of vesting of subsisting LTIP awards
LTIP award	31 December 2010 vesting projection (% of award)
Aviva LTIP 2010	50%
Aviva LTIP 2009	79.6%
Aviva LTIP 2008	72.3%

Details of the assumptions used in valuing the LTIP for accounting purposes can be found on page 197of this report. The vesting assumption made in respect of the 2011 award for accounting purposes is 50%.

Since the LTIP has performance conditions attached to it, one potential outcome is that neither performance condition is met and the whole of the LTIP lapses. Table 12 below has been drawn up to assist in understanding the potential value of the LTIP awards made to EDs in 2010 should the performance conditions be met in part or in whole.

Table 12: Potential value of 2010 LTIP awards (rounded to nearest £50)
LTIP	Andrew Moss	Patrick Regan	Mark Hodges	Andrea Moneta*
	£	£	£	£
Face Value of grant	1,618,750	900,000	900,000	1,003,400
Threshold Vesting	485,650	270,000	270,000	301,000
Expected Value	936,950	520,900	520,900	580,800
Maximum Vesting	2,154,550	1,197,900	1,197,900	1,335,500

*   Figures shown for Mr Moneta have been converted from euro to pound sterling at the average exchange rate for 2010 of €1.16605:£1.00

Assumptions are as follows:

■	Threshold vesting assumes TSR and ROCE elements vest at the minimum level, producing a 30% vesting of the total award. No share price growth is assumed;
■

Expected value, based on the vesting assumption made for accounting purposes, assumes TSR and ROCE elements vest at a combined rate of 50% of the total award. Share price growth of 5% per annum is assumed over the three-year performance period;

■	Maximum vesting assumes both TSR and ROCE elements vest in full, producing a 100% vesting. Share price growth of 10% per annum is assumed over the three-year performance period.

At the end of the performance period for the 2007 LTIP grant, which vested in 2010, the Company was ranked ninth out of the 16 companies in the TSR comparator group (0% vesting) and ROCE was 39.0% (50% vesting of the whole award). The total vesting was therefore 50%. The 50% of the award which did not vest lapsed.

The LTIP vesting history is set out in Table 13 below. Prior to the 2005 award, vesting history is based on an earlier LTIP plan, and the last award made under this plan was in 2004.

Governance

83
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

12. Target setting continued

Table 13: Vesting history of LTIP awards
		Percentage of award vesting
Year of grant	Performance period	ROCE	TSR	Total
2002	January 2002 to December 2004	23.3	23.0	46.3
2003	January 2003 to December 2005	30.0	34.9	64.9
2004	January 2004 to December 2006	30.0	34.9	64.9
2005	January 2005 to December 2007	50.0	0.0	50.0
2006	January 2006 to December 2008	41.3	15.0	56.3
2007	January 2007 to December 2009	50.0	0.0	50.0

Aviva does not historically award additional shares for the dividends that were paid during the three-year performance period on those shares that vest. As outlined earlier in this report, the awards that will vest from the 2011 LTIP grants onwards will attract dividends, which is aligned to current market practice.

2008-2010 LTIP and OATTV Plan: Performance outcome for group chief executive

The 2008 Annual Report disclosed the face value of the LTIP and OATTV Plan awards granted to all EDs.

The face value of the LTIP and OATTV awards granted to the group chief executive were £1,540,000 and £568,891 respectively. The total actual value of the awards that will vest is £719,689, based on the performance condition outcome and assuming a share price of 393p (which was the closing middle market price of an ordinary share of the Company on 31 December 2010).

Performance graph

Table 14 below compares the TSR performance of the Company over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index, of which Aviva is a member.

The companies which comprise the current LTIP comparator group for TSR purposes were chosen on the basis of product and geographic match to Aviva and are listed above. The TSR graph for the comparator group has been plotted using the 20 companies (including Aviva) in the comparator group for pre-2005 grants, the 15 companies (including Aviva) in the comparator group for 2005–07 grants, the 16 companies (including Aviva) in the comparator group for the 2008 grant, and the 15 companies (including Aviva) in the comparator group for the 2009 and 2010 grants.

Table 14: Aviva plc five-year TSR performance against the FTSE 100 Index and the median of the comparator group

84
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

13. Share awards

Table 15 below sets out the current position of those share-based awards made to EDs under current remuneration arrangements.

Table 15: LTIP, ABP, OATTV Plan and CFO Recruitment Share Awards Plan awards
	At 1 January 2010 Number	Awards granted during year Number		Awards vesting during year Number		Awards lapsing during year Number	At 31 December 2010 Number[8]	Market price at date awards granted[1] Pence	Market price or sale price at date awards vested Pence	Normal Vesting Date
Andrew Moss
Aviva Long Term Incentive Plan
2007	136,540	—		68,270	[6]	68,270	0	778.50	401.60	Mar-10
2008	253,289	—		—		—	253,289	617.50		Mar-11
2009	632,324	—		—		—	632,324	245.00		Mar-12
2010	—	419,365		—		—	419,365	387.70		Mar-13
Aviva Annual Bonus Plan
2007	64,273	14,258	[7]	78,531	[6]	—	0	778.50	401.60	Mar-10
2008[9]	93,567	—		38,459		—	55,108	617.50	386.87	Mar-11
2009[9]	195,876	—		80,511		—	115,365	245.00	386.87	Mar-12
2010[10]	—	177,770		73,068		—	104,702	387.70	386.87	Mar-13
One Aviva Twice the Value Bonus Plan
2008	93,567	—		—		—	93,567	598.00		Mar-11
2009	195,876	—		—		—	195,876	245.00		Mar-12
2010	—	177,770		—		—	177,770	387.70		Mar-13
Philip Scott
Aviva Long Term Incentive Plan
2007	107,282	—		—		—	107,282	778.50		Mar-10
2008	140,625	—		—		—	140,625	617.50		Mar-11
2009	351,562	—		—		—	351,562	245.00		Mar-12
Aviva Annual Bonus Plan
2007	58,647	—		—		—	58,647	778.50		Mar-10
2008	70,312	—		—		—	70,312	617.50		Mar-11
2009	127,054			—		—	127,054	245.00		Mar-12
One Aviva Twice the Value Bonus Plan
2008	52,734	—		—		—	52,734	598.00		Mar-11
2009	95,291	—		—		—	95,291	245.00		Mar-12

Patrick Regan[11]
Aviva Long Term Incentive Plan
2010	—	233,160		—		—	233,160	387.70		Mar-13
CFO Recruitment Share Awards Plan
2010 (RRSA)[12]	—	433,959		178,370		—	255,589	394.20	395.70	Feb-11, 12, 13[13]
2010 (BRDSA)[12]	—	73,402		30,171		—	43,231	387.70	386.87	Mar-13
2010 (OATTV)	—	55,051		—		—	55,051	387.70		Mar-13

Governance

85
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

13. Share awards continued

	At 1 January 2010 Number	Awards granted during year Number		Awards vesting during year Number		Awards lapsing during year Number	At 31 December 2010 Number[8]	Market price at date awards granted[1] Pence	Market price or sale price at date awards vested Pence	Normal Vesting Date
Mark Hodges
Aviva Long Term Incentive Plan
2007	56,892	—		28,446	[6]	28,446	0	778.50	401.60	Mar-10
2008	97,450	—		—		—	97,450	617.50		Mar-11
2009	304,687	—		—		—	304,687	245.00		Mar-12
2010	—	233,160		—		—	233,160	387.70		Mar-13
Aviva Annual Bonus Plan
2007	37,366	8,289	[7]	45,655	[6]	—	0	778.50	401.60	Mar-10
2008[9]	55,785	—		22,930		—	32,855	617.50	386.87	Mar-11
2009[9]	138,561	—		56,952		—	81,609	245.00	386.87	Mar-12
2010[10]	—	86,792		35,674		—	51,118	387.70	386.87	Mar-13
One Aviva Twice the Value Bonus Plan
2008	41,838	—		—		—	41,838	598.00		Mar-11
2009	103,921	—		—		—	103,921	245.00		Mar-12
2010	—	65,094		—		—	65,094	387.70		Mar-13
Andrea Moneta
Aviva Long Term Incentive Plan
2009	249,023	—		—		—	249,023	245.00		Mar-12
2010	—	265,425		—		—	265,425	387.70		Mar-13
Aviva Annual Bonus Plan
2009	159,375	—		—		—	159,375	245.00		Mar-12
2010	—	128,350		—		—	128,350	387.70		Mar-13
One Aviva Twice the Value Bonus Plan
2009	119,531	—		—		—	119,531	245.00		Mar-12
2010	—	96,263		—		—	96,263	387.70		Mar-13

Notes

1.

The actual price used to calculate the ABP and LTIP awards is based on a three day average closing middle market price of an ordinary share of the Company. These were in 2007: 769p; 2008: 608p; 2009: 256p; 2010: 386p. The three day average closing middle market price of an ordinary share of the Company used to grant the 2008 OATTV Plan awards was 617p; in 2009 was 256p; and in 2010 was 386p. The five day average closing middle market price of an ordinary share of the Company used to grant the RRSA in 2010 was 380.22p.

2.	The performance period for all awards begins at the commencement of the financial year in which the award is granted.
3.	The performance conditions for awards granted and vested during 2010 are explained elsewhere in this report.
4.	The monetary value of awards will be calculated by multiplying the relevant number of shares by the closing middle market price of an ordinary share of the Company at the date of vesting.
5.	The award date for the awards granted in 2007 which vested in 2010 was 23 March 2007.
6.	The awards granted in 2007 that vested in 2010 were released with the net amount being settled in shares and the balance settled in cash and used to pay the resulting tax liability.
7.	These figures relate to shares issued in lieu of dividends accrued during the deferral period.
8.	The information shown for Philip Scott is as at his retirement from the Board on 26 January 2010.
9.

Andrew Moss and Mark Hodges elected for their ABP conditional share awards granted in 2008 and 2009 to be exchanged on 30 March 2010 for equivalent awards in respect of restricted shares. The awards vesting during the year in respect of these awards were released and sold on 30 March 2010 to cover the tax liability due on the exchange. The remaining restricted shares continue to be subject to the terms of the original awards.

10.

Andrew Moss and Mark Hodges elected for their 2010 ABP awards to be granted as restricted shares. The awards vesting during the year in respect of these awards were released and sold on 30 March 2010 to cover the tax liability due at grant. The remaining restricted shares are subjected to forfeiture conditions until 30 March 2013.

11.	Patrick Regan joined the Board on 22 February 2010 and held no share awards on appointment.
12.

Patrick Regan elected for his RRSA award and BRDSA award to be granted as restricted shares. The awards vesting during the year in respect of the RRSA and BRDSA were released and sold on 11 March 2010 and 30 March 2010 respectively to cover the tax liabilities due at grant. The remaining restricted shares are subjected to forfeiture conditions until 30 March 2013, in respect of the BRDSA, and 22 February 2011 (one-third), 22 February 2012 (one-third) and 22 February 2013 (one-third) in respect of the RRSA.

13.	The first tranche of the RRSA will vest on the first dealing day when there are no dealing restrictions in place.
14.

The aggregate net value of share awards granted to the directors in the period was £9.510 million (2009: £5.256 million). The net value has been calculated by reference to the closing middle market price of an ordinary share of the Company at the date of grant.

86
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

14. Share options

Details of the EDs who were in office for any part of the financial year, and hold or held options over ordinary shares of the Company, pursuant to the Company’s share based incentive plans, are set out in Table 16 below.

Savings-related share options in Table 16 refer to options granted under the HMRC approved Aviva Savings Related Share Option Scheme. Options are normally exercisable during the six-month period following the end of the relevant (three-, five- or seven-year) savings contract.

Executive share options (approved) in Table 16 refer to options granted under the HMRC approved schedule to the Aviva Executive Share Option Plan 2005. Options will be exercisable on 30 March 2013 to the extent that the LTIP awards granted in 2010 have vested. Any gain made on exercise of these options will be used to reduce the number of shares vesting under the LTIP. Therefore, the vesting of the options will not increase the overall number of shares received by the EDs from their LTIP awards.

Table 16: EDs’ options over Company shares
	At 1 January 2010 Number	Options granted during year Number	Options exercised during year Number	Options lapsing during year Number	At 31 December 2010 Number[2]	Exercise Price Pence	Exercise Period
Mark Hodges
Savings-related options 2007	1,705	—	—	—	1,705	563.0	December 2010 – May 2011
Executive share options (approved) 2010	—	7,772	—	—	7,772	386.0	March 2013
Andrew Moss
Savings-related options 2005	3,279	—	—	—	3,279	491.0	December 2010 – May 2011
Executive share options (approved) 2010	—	7,772	—	—	7,772	386.0	March 2013
Patrick Regan[1]
Savings-related options 2010	—	2,903	—	—	2,903	310.0	December 2013 – May 2014
Executive share options (approved) 2010	—	7,772	—	—	7,772	386.0	March 2013
Philip Scott[2]
Savings-related options 2008	2,341	—	—	—	2,341	410.00	December 2011 – May 2012

Notes

1.	Patrick Regan joined the Board on 22 February 2010 and held no share options on appointment.
2.	The information shown for Philip Scott is as at his retirement from the Board on 26 January 2010

The closing middle market price of an ordinary share of the Company on 31 December 2010, being the last business day of the year, was 393p, and the closing middle market price of an ordinary share of the Company during the year ranged from 294.2p to 423.5p. During the year, no share options were exercised by directors (2009: nil options exercised).

EDs did not pay for the award of any share options and options were not subject to performance conditions (the savings related options being granted under an all-employee share scheme and the executive share options being linked to awards under the LTIP which are subject to performance conditions).

Governance

87
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

15. EDs’ service contracts

Service contracts agreed with each ED incorporate their terms and conditions of employment. The key terms are set out in Table 17 below.

Table 17: EDs’ key terms and conditions of employment
Provision	Policy
Notice period By the director By the Company	6 months. 12 months, rolling. No notice or payment in lieu to be paid where the Company terminates for cause.
Termination payment

Pay in lieu of notice up to a maximum of 12 months’ basic salary. This may be increased by a discretionary redundancy payment (where appropriate) but any such further termination payment is capped at 12 months’ basic salary.

Any amount is subject to phased payment and mitigation requirements.

Remuneration and benefits	As described in this report the operation of the ABP, the OATTV Plan and LTIP is at the Company’s discretion and, in the case of the long-term savings plans, at the trustees’ discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Holiday entitlement	30 working days plus public holidays.
Sickness	In line with senior management terms, i.e. 100% basic salary for 52 weeks, and 75% thereafter.
Non-compete	During employment and for six months after leaving.
Contract dates	Director Andrew Moss Mark Hodges Andrea Moneta Patrick Regan	Date current contract commenced 1 January 2007 26 June 2008 28 September 2009* 22 February 2010

*   Andrea Moneta resigned from the Board on 19 January 2011

16. Share ownership requirements

An internal shareholding requirement was introduced in 2005 that the group chief executive and any ED should build, over a five-year period, a shareholding in the Company equivalent to 175% of basic salary and 150% of basic salary respectively and no specific value per share was designated for the calculation.

As outlined in section 2, the shareholding requirement in 2011 is increasing to 200% for the Group Chief Executive. In addition, the EDs will be required to retain 50% of the net share releases from the deferred annual bonuses and LTIPs until the shareholding requirements have been reached, which will not have a target date.

Shares held in compulsory bonus deferrals and performance shares held in unvested LTIPs are not taken into account in applying this test. Table 18 shows the position at 31 December 2010, based on that day’s closing middle market price of an ordinary share of the Company of 393 pence.

Table 18: EDs’ share ownership requirements
	Basic salary	Shareholding excluding restricted shares	Value of shareholding	Percentage of basic salary	Shareholding requirement
Andrew Moss[1]	£925,000	326,460	£1,282,988	139%	175%
Patrick Regan[2]	£600,000	—	—	0%	150%
Mark Hodges[2]	£600,000	183,155	£719,799	120%	150%
Andrea Moneta[3]	€780,000	394	£1,548	0%	N/A

Notes

1.   Andrew Moss did not meet the internal shareholding requirement target of 150% of salary by April 2010, although he is on target to meet 175% of salary by July 2012 through the vesting of share awards.

2.   Patrick Regan and Mark Hodges are on target to meet 150% of salary by their target dates through the vesting of share awards.

3.   Andrea Moneta resigned from the Board on 19 January 2011 and therefore no longer has any share ownership requirements.

88
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

17. External Board appointments

Aviva recognises its EDs can benefit from serving in a personal capacity as a NED of non-Aviva Group companies. It is, at the same time, conscious of the corporate governance recommendations that EDs should take account of the time commitment required by a NED position and ensure any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of normally allowing senior executives to serve as a NED of one external company, subject to approval by the Board, and to retain any board fees.

The only ED who held an external NED appointment during 2010 was Philip Scott, who was appointed to the board of Diageo plc on 17 October 2007 and, following the announcement of his intended retirement from the Company, to the board of Royal Bank of Scotland Group plc on 1 November 2009. As a NED of Diageo plc, Mr Scott received fees totalling £10,274 in the period from 1 January 2010 until his retirement from the Aviva plc Board on 26 January 2010. As a NED of Royal Bank of Scotland Group plc, Mr. Scott received fees totalling £6,849 in the period from 1 January 2010 until his retirement from the Aviva plc Board on  26 January 2010.

18. All employee share plans

EDs are eligible to participate in a number of HMRC approved all employee share plans on the same basis as other eligible employees.

These plans include a free share element of the Aviva All Employee Share Ownership Plan (AESOP). Under this element of the plan, eligible employees can receive up to a maximum of £3,000 per annum in shares based upon the profits of the Company’s UK businesses. The shares are free of tax subject to a retention period. Free shares were not awarded in 2010. In addition, the partnership element of the AESOP, which the Company also operates, allows participants to invest up to £125 per month out of their gross salary in the Company’s shares. There is no matching to this investment by the Company. Shares awarded to, or investments made by, EDs through the AESOP are included in Table 24 below.

The Aviva Savings Related Share Option Scheme allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a three-, five- or seven-year HMRC approved savings contract, subject to a maximum savings limit of £250 per month. Details of options granted to EDs under this scheme can be found in Table 16 above.

Governance

89
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

19. Dilution

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

During 2010 loans totalling £13.9 million were made to RBC Trustees (CI) Limited to ensure sufficient shares were available to meet its ongoing liabilities.

20. NEDs

The NEDs, including the chairman, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in Table 19 below.

Table 19: NED key terms of appointment
Provision	Policy
Period

Prior to the introduction of the UK Corporate Governance Code, NEDs were appointed on a three-year term which could be extended by mutual consent. Commencing at the 2011 AGM, NEDs will be subject to re-election by shareholders at each AGM.

Termination	By the director or the Company at their discretion without compensation.
Fees	As described below.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment

Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively and on average spend at least 44 days a year on Company business, with the chairmen of the Audit and Risk committees spending substantially more.

Non-compete	During term of directorship and for six months after leaving.
Appointment dates	Director	Date of last appointment on letter of appointment	Appointment end date on letter of appointment*
	Mary Francis	1 October 2008	AGM 2012
	Richard Karl Goeltz	28 April 2010	AGM 2011
	Euleen Goh	1 January 2009	AGM 2011
	Michael Hawker	28 April 2010	AGM 2011
	Carole Piwnica	30 May 2009	AGM 2012
	Lord Sharman	14 January 2008	AGM 2011
	Leslie Van de Walle	28 April 2010	AGM 2011
	Russell Walls	28 April 2010	AGM 2011
	Scott Wheway	28 April 2010	AGM 2011

*   All NEDs will be subject to re-election by shareholders at the 2011 AGM

90
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

20. NEDs continued

It is the Company’s policy to set the fees paid to its chairman and NEDs taking account of the median market payments in international companies of similar size and complexity. NEDs receive a basic annual fee in respect of their Board duties. A further fee is paid to NEDs (other than the chairman) in respect of membership and, where appropriate, chairmanship of Board committees.

Fees are reviewed annually and are set by the Board to attract individuals with the required range of skills and experience. In determining the level of fees paid to the NEDs the Board receives recommendations from the EDs, who consider the NEDs’ duties and responsibilities, together with the time commitment required in preparing for and attending meetings, and the amounts paid by competitors and similar-sized companies.

There were no increases to fees during 2010. However, following a review in December 2010 of Aviva’s fees against market benchmarks and consideration of the expected changes in the workloads and responsibilities of certain committee members in light of regulatory requirements, the following changes in NEDs’ emoluments were made with effect from 1 January 2011:

■	The fee for Board membership was increased from £63,000 pa to £65,000 pa
■	The fee for the senior independent director (in addition to Board membership fee) was increased from £20,000 pa to £25,000 pa
■	The fee for chairing the Risk Committee (inclusive of membership fee) was increased from £20,000 pa to £35,000 pa
■	The fee for chairing the Remuneration Committee (inclusive of membership fee) was increased from £20,000 pa to £30,000 pa
■	The membership fee for the Risk Committee increased from £5,000 pa to £10,000 pa
■	The membership fee for the Nomination Committee and Corporate Responsibility Committee increased from £5,000 pa to £7,500 pa

The Chairman and NEDs do not participate in any incentive or performance plans or pension arrangements and they also do not receive an expense allowance.

The Company’s articles of association provide that the total aggregate remuneration paid to the chairman and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £1.5 million was approved by shareholders at the Company’s 2005 Annual General Meeting. The amount paid in 2010 was £1.2 million. EDs are remunerated under their service contracts and receive no additional fee for serving as directors.

NED fees payable from 1 January 2011 are set out in Table 20 below.

Table 20: NEDs’ fees from 1 January 2011
Chairman	£495,000
Board membership fee	£65,000
Additional fees are paid as follows:
Senior independent director	£25,000
Committee chairman
– Audit – Corporate Responsibility – Remuneration – Risk	£35,000 (inclusive of committee membership fee) £10,000 (inclusive of committee membership fee) £30,000 (inclusive of committee membership fee) £35,000 (inclusive of committee membership fee)
Committee membership
– Audit – Corporate Responsibility – Nomination – Remuneration – Risk	£10,000 £7,500 £7,500 £10,000 £10,000

Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s Annual General Meeting from 10.45am on Wednesday 4 May 2011 until the close of the meeting.

Governance

91
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

21. Directors’ remuneration in 2010

Table 21 below sets out the remuneration paid or payable to the directors in respect of the year to 31 December 2010. This section (Directors’ remuneration in 2010) and those sections headed ‘EDs’ pension arrangements’ and ‘Share incentive plans’ along with their associated footnotes have been subject to audit.

Table 21: Directors’ Remuneration in 2010
	Basic salary/fees		Bonuses[1]		ACAP		Benefits[2]			Total
	2010 £’000	2009 £’000	2010 £’000	2009 £’000	2010 £’000	2009 £’000	2010 £’000		2009 £’000	2010 £’000	2009 £’000
Chairman
Lord Sharman	495	495	—	—	—	—	26	[4]	—	521	495
Executive directors[6]
Andrew Moss	925	925	1,031	1,029	463	463	55		74	2,474	2,491
Philip Scott	42	600	26	578	—	—	4		34	72	1,212
Patrick Regan	512	—	669	—	—	—	18		—	1,199	—
Mark Hodges	600	520	695	503	300	260	27		66	1,622	1,349
Andrea Moneta[3]	669	629	429	756	173	82	143		142	1,414	1,609
Non-executive directors[5]
Mary Francis	108	103	—	—	—	—	—		—	108	103
Richard Karl Goeltz	98	98	—	—	—	—	—		—	98	98
Euleen Goh	78	78	—	—	—	—	—		—	78	78
Michael Hawker	68	—	—	—	—	—	—		—	68	—
Carole Piwnica	83	83	—	—	—	—	—		—	83	83
Leslie Van de Walle	78	45	—	—	—	—	—		—	78	45
Russell Walls	108	108	—	—	—	—	—		—	108	108
Scott Wheway	88	88	—	—	—	—	—		—	88	88
Other EC members (not included above)	2,490	3,156	3,814	4,867	241	238	457		550	7,002	8,811
Total emoluments of directors and other EC members	6,442	6,928	6,664	7,733	1,177	1,043	730		866	15,013	16,570

Notes

1.	Bonuses show the value at the date of award inclusive of the two-thirds of bonus which Aviva requires its EDs to defer into Aviva shares for three years.
2.

‘Benefits’. All the EDs received life assurance benefits during the year that relate to the cost incurred by the Company of insuring the directors’ life and relevant spouses’ benefits which, had the director died during the year, could not have been wholly paid by the pension scheme and would therefore have been met by the Company had the insurance not been in place. The disclosure also includes the cost of private medical insurance and, where appropriate, accompanied travel, accommodation and car benefits. All the numbers disclosed include the tax charged on the benefits. No directors received an expense allowance during the year.

3.	Figures shown for Mr Moneta have been converted from euro to pound sterling at the average exchange rate for 2010 of €1.16605 : £1.00.
4.	The Chairman received travel related benefits.
5	NEDs are reimbursed for expenses, and any tax arising on those expenses is settled directly by Aviva.
6.

For the purposes of the disclosure required by Schedule 5 to the UK Companies Act 2006, the total aggregate emoluments of the executive directors in respect of 2010 was £6.8 million (2009: £6.7 million).

7.

No compensation payment for loss of office was made to any director, or former director, during the year. However, as previously stated, legal fees of £2,875 were paid directly to Mr Scott’s solicitor.

92
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

21. Directors’ remuneration in 2010 continued

Fees earned in 2010 by the NEDs are set out in Table 22 below.

Table 22: NEDs’ fees paid in 2010
			Committee Chairman/Membership
	Board membership fees	Senior independent director	Remuneration	Audit	Nomination	Corporate Responsibility	Risk	Total fees
Lord Sharman, Chairman	£495,000							£495,000
Mary Francis	£63,000		£10,000	£10,000	£5,000		£20,000	£108,000
Richard Karl Goeltz	£63,000	£20,000		£10,000	£5,000			£98,000
Euleen Goh	£63,000			£10,000		£5,000		£78,000
Michael Hawker*	£63,000						£5,000	£68,000
Carole Piwnica	£63,000		£10,000			£10,000		£83,000
Leslie Van de Walle	£63,000		£10,000				£5,000	£78,000
Russell Walls	£63,000			£35,000	£5,000		£5,000	£108,000
Scott Wheway	£63,000		£20,000			£5,000		£88,000
*	Michael Hawker joined the Board and the Risk Committee on 1 January 2010.

22. Senior executives’ remuneration

The total compensation paid during the year to key management personnel, being those having authority and responsibility for planning, directing and controlling the activities of the Company, including the Company’s EDs and NEDs (as required to be  disclosed by International Accounting Standard 24) was £81 million (2009: £61 million) and is set out in note 57 to the IFRS financial statements.

23. EDs’ pension arrangements

The positions of the EDs with respect to accumulated pension benefits under the defined benefits section of the ASPS is set out in Table 23 below.

Table 23: EDs’ Pension Benefits
	Andrew Moss £’000	Mark Hodges £’000	Patrick Regan £’000
Benefit Type	Defined benefit	Defined benefit	Defined contribution
Accrued annual pension at 31 December 2009	22.1	84.8	—
Accrued annual pension at 31 December 2010	21.8	83.6	—
Gross increase in accrued pension over the year	(0.3)	(1.2)	—
Increase (decrease) in accrued pension net of inflation over the year	—	—	—
Employee contributions during the year	—	—	—
Defined contribution employer contributions during the year	—	—	136.4

Transfer value of accrued pension at 31 December 2009	350.2	1,062.5	—
Transfer value of accrued pension at 31 December 2010	365.1	1,091.7	—
Change in transfer value during the period less employee contributions	14.9	29.2	—
Transfer value of net increase (decrease) in accrued pension less employee contributions	—	—	—
Age at 31 December 2010 (years)	52	45	44

Notes

1.	Accrued pensions shown are the amounts that would be paid annually on retirement based on service to the end of the year.
2.	Benefits deriving from Additional Voluntary Contributions (AVCs) paid by directors are excluded from the amounts above.
3.	The change in transfer value allows for fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as changes in stock market conditions.
4.	The transfer values have been calculated in line with the relevant legislation and using actuarial assumptions agreed by the trustee.
5.

No former Directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the benefits first became payable, or the 31 March 1997.

6.	The transfer value of net increase (decrease) in accrued pension shows the value of the increase (decrease) in accrued pension net of inflation, over the year net of contributions.
7.

Philip Scott ceased to accrue benefits in the Aviva Staff Pension Scheme with effect from 30 June 2009. Mr Scott subsequently took early retirement with effect from 1 August 2010. As disclosed in the 2008 and 2009 Annual Report and Accounts, Mr Scott was entitled to receive a non-discounted pension with effect from January 2012, aged 58. Consequently, his early retirement pension payable from 1 August 2010 amounted to £384,900 p.a. rather than £342,535 p.a. To provide this additional £42,365 p.a. a cost was incurred to the Company of £1,227,539. Mr Scott then surrendered £25,338 p.a. of his pension for a cash sum, reducing his pension payable from 1 August 2010 to £359,562 p.a.

8.	Andrea Moneta left the Company’s defined contribution scheme in 2009 and therefore did not accrue any further scheme benefits in 2010.

Governance

93
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

24. Directors’ interests in Aviva shares

The interests held by each person who was a director at the end of the financial year and their connected persons in the ordinary shares of the Company are shown in Table 24 below. All the disclosed interests are beneficial. The table also summarises the interests in shares held through the Company’s various share incentive plans. Details of the options and long-term incentive awards are shown below.

Table 24: Directors’ interests in Aviva Shares[9]
	Shares[1]		ABP[2]			LTIP[3]		OATTV Plan[4]			Options[5]
	1 January 2010	31 December 2010	1 January 2010	31 December 2010		1 January 2010	31 December 2010	1 January 2010	31 December 2010		1 January 2010	31 December 2010
Mary Francis	1,800	4,700	—	—		—	—	—	—		—	—
Richard Karl Goeltz	2,500	7,500	—	—		—	—	—	—		—	—
Euleen Goh	—	—	—	—		—	—	—	—		—	—
Michael Hawker	—	5,000	—	—		—	—	—	—		—	—
Mark Hodges	139,028	348,737	231,712	165,582		459,029	635,297	145,759	210,853		1,705	9,477
Andrea Moneta	394	394	159,375	287,725		249,023	514,448	119,531	215,794		—	—
Andrew Moss	239,848	601,635	353,716	275,175		1,022,153	1,304,978	289,443	467,213		3,279	11,051
Carole Piwnica	2,500	2,500	—	—		—	—	—	—		—	—
Patrick Regan[6]	—	298,820	—	298,820	[7]	—	233,160	—	55,051	[8]	—	10,675
Lord Sharman	33,531	35,654	—	—		—	—	—	—		—	—
Leslie Van de Walle	2,485	17,485	—	—		—	—	—	—		—	—
Russell Walls	4,000	4,000	—	—		—	—	—	—		—	—
Scott Wheway	13,579	13,579	—	—		—	—	—	—		—	—
Other EC members (not included above)	337,945	728,179	636,254	637,083		1,375,662	1,684,447	377,741	624,311		35,588	39,405

Notes

1.

‘Shares’ are the directors’ beneficial holdings in the ordinary shares of the Company and in respect of the EDs and EC members, include shares held in trust under the Company’s AESOP being shares purchased by them under the partnership element and shares granted under the free share element. In respect of Mark Hodges and Andrew Moss and certain EC members, it also includes the remaining restricted shares held in trust from their ABP awards, and for Patrick Regan it includes the remaining restricted shares held in trust from his RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan.

2.

ABP relates to entitlements to shares arising through the Aviva Annual Bonus Plan. Under these plans some of the earned bonuses are paid in the form of restricted shares or conditional shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but a proportion of the shares can be forfeited if the executive leaves service before the end of the period. In respect of Mark Hodges and Andrew Moss and certain EC members, these shares are restricted shares. In respect of Patrick Regan, these shares represent the RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan and are restricted shares.

3.	Awards granted under the LTIP which vest only if the performance conditions are achieved.
4.	OATTV Plan awards are granted as a match to the bonus plan awards under the ABP and vest only if the performance conditions are achieved.
5.	‘Options’ are options over shares granted under the SAYE and the Aviva Executive Share Option Plan 2005.
6.	Patrick Regan was appointed as a director on 22 February 2010. On this date he held no shares, awards or options.
7	These shares represent the RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan and are restricted shares.
8.	These shares represent the OATTV awarded under the rules of the CFO Recruitment Share Awards Plan.
9.	The interests of connected persons to the directors are included in the directors’ interests above

The following changes to directors’ interests which relate to shares acquired each month under the partnership element of the AESOP during the period 1 January 2011 to 1 March 2011 have been reported to the Company.

Number of shares
Mark Hodges	57

94
Aviva plc Annual Report on Form 20-F 2010	Directors' remuneration report continued

25. Former directors

Philip Scott

Mr Scott retired from the Board on 26 January 2010 and left the employment of the Company on 31 July 2010. As disclosed in the 2009 Annual Report and Accounts, the committee exercised its discretion with regard to Mr Scott’s share awards and, on leaving the Company, the outstanding deferred shares granted to Mr Scott under the ABP were released to him. Mr Scott also retained 100% of the LTIP award, and 86.1% of the OATTV award, granted in 2008, and 66.6% of the LTIP award, and 52.8% of the OATTV award, granted in 2009. The retained LTIP and OATTV awards will vest on their normal vesting date subject to the satisfaction of the performance conditions set at the time of grant. Mr Scott will receive a non-discounted pension with effect from January 2012.

Mr Scott received a prorated bonus for the 2010 financial year of £27,755 for his period as an ED. A payment of £2,875 was made for legal fees on his departure terms. Mr Scott did not receive any other compensation payments for loss of office.

As also disclosed in the 2009 Annual Report and Accounts, Mr Scott has provided consultancy services to the Group since 1 October 2010. Mr Scott will continue to provide this service for a limited period.

26. Developments in 2011

Andrea Moneta

Mr Moneta resigned from the Board on 19 January 2011 and left the Company on 28 February 2011. Any deferred shares earned during his period of employment will be available for release to him on the first dealing day following his departure date. Any long-term incentives granted will vest on their due date and in accordance with the performance condition outcomes. As per Mr Moneta’s contract, a basic salary will be paid for the duration of 12 months which will be phased and mitigated as appropriate, pending any new employment. Other contractual entitlements will be paid up to 28 February 2011.

Igal Mayer

On 19 January 2011, Mr Mayer was appointed chief executive, Aviva Europe and joined the Board. Previously Mr Mayer was CEO of the North American region and lives in Canada. Mr Mayer will receive a basic salary of C$1,001,500 with an On Target annual bonus of 75%, maximum 150%. He will be eligible to receive long-term incentive awards at a standard rate of 250% of basic salary, in recognition of his prior grants in North America, where market levels of awards differ from Aviva’s regular practice. Mr Mayer’s family will remain in Canada and suitable accommodation and necessary travel will be provided.

Scott Wheway

Chairman, Remuneration Committee

2 March 2011

# Shareholder information

## In this section

| | Page |
|---|---|
| Company address | 96 |
| Share capital | 96 |
| Related party disclosures | 98 |
| Dividend data | 99 |
| Guarantees, securitised assets and off-balance sheet arrangements | 99 |
| Liquidity and capital resources | 100 |
| Audit committee financial expert | 105 |
| Code of ethics | 105 |
| Regulation | 105 |
| Risks relating to our business | 111 |

Shareholder information

96
Aviva plc Annual Report on Form 20-F 2010	Shareholder information

Company address

The Company’s registered office is St Helens, 1 Undershaft, London, EC3P 3DQ.

The Company’s telephone number is +44 (0)20 7283 2000.

Share capital

The Company has four share classes:

■	Ordinary Shares of £0.25 each which constitute our equity security and hold voting rights;
■

Cumulative irredeemable preference shares of £1 each, which entitle holders to attend and vote at general meetings only when dividends on such shares are in arrears. Cumulative irredeemable preference shareholders may also attend general meetings and vote on particular proposals when such proposals relate to an alteration of the rights attaching to such shares, a reduction of capital (other than through a redemption or repurchase of shares) or a winding up of business;

■

Sterling New Preference Shares of £1 each, which have such rights and terms (including terms related to the redemption of shares, ranking and entitlement to dividend and capital) as the Board determines; and

■

Euro New Preference Shares of €1 each, which have such rights and terms (including, terms related to the redemption of such shares, ranking and entitlement to dividend and capital) as the Board determines.

Issued share capital

The Company had aggregate issued and outstanding ordinary share capital of £705 million as of 31 December 2010. The following table sets forth information about the issued and outstanding classes of equity as of 31 December 2010.

	Shares issued and outstanding			Shares covered by outstanding option
Share class	2010 Million	2009 Million	2008 Million	2010 Million	2009 Million	2008 Million
Ordinary Shares, nominal value 25p	2,820	2,766	2,657	27	26	26
8.375% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative Irredeemable Preferred Shares, nominal value £1	100	100	100	—	—	—
Preferred Shares, nominal value £1	—	—	—	—	—	—
Preferred Shares, nominal value €1	—	—	—	—	—	—

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time, allot, as the allotment authority continues to be required under the Act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu with any new ordinary shares issued in the company. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The company is not permitted under English law to hold its own ordinary shares. While the company is presently authorised to repurchase up to 276 million ordinary shares, any shares that are repurchased must be cancelled. Details of the company’s dividends, including the paying agents, are set out below under ‘Articles of Association’.

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of these schemes are set out in ‘Financial statements IFRS – Note 27 – Equity compensation plans’.

Share Investment Plan

The Company’s UK resident employees of participating companies can buy shares in the Company by making monthly contributions from their gross salary. Contributions can be a minimum of £5 and up to a maximum of £125 per month (or, if less, 10% of gross salary). Contributions are held in a trust by an independent trustee and shares are allocated within 30 days of the employee’s monthly contribution date. Employees can withdraw their shares from the trust at any time on payment of income tax and National Insurance Contributions (NIC). However, after five years shares can be withdrawn from the trust free of income tax and NIC.

Shares to satisfy options and awards

Prior to March 2003, it was the practice to satisfy options and awards granted under the Group’s share plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the various Group share plans and funded by the Company.

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted after March 2003 by the issue of new shares at the time of vesting. However, since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares.

At 31 December 2010, 8,415,487 shares were held by the employee share trusts as compared to 17,979,232 at 31 December 2009, in both instances following the share purchases and distributions to individual employees throughout the year. These shares have an aggregate nominal value of £2,103,871.75 and market value £33,072,864 as of 31 December 2010, compared to £4,494,808 and £71,539,364 at 31 December 2009, respectively. Shares held by separate employee share trusts on behalf of specific individuals have not been included in these amounts. Further details are given in ‘Financial statements IFRS – Note 28 – Shares held by employee trusts.’

Shareholder information

97
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

History of share capital

The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2008	2,621,792,828
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	8,429,587
Shares issued in lieu of dividends[2]	27,479,209
At 31 December 2008	2,657,701,624
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	951,455
Shares issued in lieu of dividends[2]	107,958,295
At 31 December 2009	2,766,611,374
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	722,968
Shares issued in lieu of dividends[2]	52,814,300
At 31 December 2010	2,820,148,642

1.   For more information on our various option schemes, see ‘Governance’ section.

2.   The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The Company issued shares pursuant to special resolutions passed on 10 May 2006, increasing the authorised share capital from £1.45 billion and €700 million to £1.95 billion and €700 million by the creation of 500 million new preference shares of £1 each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £150 million. This authority expired at the conclusion of the AGM in 2007.

A further ordinary resolution was passed on 26 April 2007 allowing the directors, subject to certain conditions, to allot equity securities up to the aggregate nominal value of £108 million. This authority expired at the conclusion of the AGM in 2008. An ordinary resolution was passed on 1 May 2008 allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £94 million. This authority expired at the conclusion of the AGM in 2009. Ordinary resolutions were passed on 29 April 2009, increasing the authorised share capital from £1.95 billion and €700 million to £2.5 billion and €700 million by the creation of 2.2 billion ordinary shares of 25 pence each, and allowing the directors, subject to certain conditions, to issue equity securities up to the aggregate nominal value of £221 million and up to £443 million in connection with an offer by way of a rights issue. This authority expired at the conclusion of the AGM on 28 April 2010.

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time, allot as the allotment authority continues to be required in the Act save in respect of employee share schemes.

There were no changes to the voting rights of any class of shares during 2008, 2009 or 2010, other than issuances in connection with our various employee option schemes and under the Company’s Scrip Dividend Scheme. The Company did not issue shares for consideration other than cash during 2008, 2009 or 2010. In addition, at the Company’s general meetings in 2008, 2009 and 2010, shareholders authorised the limited dis-application of Section 561 of the Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

98
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Related party disclosures

Related party transactions

For more information relating to related party transactions, including more information about the transactions described below, please see ‘Financial Statements IFRS – Note 57 – Related party transactions’.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated on consolidation.

However, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investments Companies, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of International Accounting Standard (IAS) 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Directors and key management

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2010 £m	2009 £m	2008 £m
Salary and other short-term benefits	48	39	38
Post-employment benefits	8	5	3
Equity compensation plans	21	16	9
Termination benefits	4	1	3
Total	81	61	53

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, or be granted mortgages marketed by Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the disclosed transactions discussed above and in the ‘Governance’ section of this report, no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

Other related parties

The Group received income from other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm’s length commercial terms.

Services provided to other related parties
		2010		2009		2008
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	47	—	49	3	61	3
Joint ventures	18	375	17	327	20	300
Employee pension schemes	10	2	9	2	24	6
	75	377	75	332	105	309

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies prior to their restructuring described in ‘Financial Statements IFRS – Note 3 – Subsidiaries’. Under management service agreements with these associates, our UK life insurance companies provided administration services, the cost of which was recharged to the RBS companies. In addition, our fund management companies provided fund management services to these associates, for which they charged fees based on the level of funds under management. Movements in loans made to our associates may be found in ‘Financial Statements IFRS – Note 16 – Interests in, and loans to, joint ventures’.

Transactions with joint ventures relate to the property management undertakings. At 31 December 2010, there were 16 such joint ventures, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities and our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in note 45(e)(iii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in ‘Financial Statements IFRS – Note 49 – contingent liability and risk factors’.

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘Financial Statements IFRS – Note 15– Interests in, and loans to, joint ventures’. Total loans at 31 December 2010 and at the end of each of the last three financial years are shown in the table below:

	2010 £m	2009 £m	2008 £m
Loans to joint ventures	375	327	300

These constitute loans to joint ventures to fund shopping, business or distribution centres or properties in Europe, as well as a film studio development in the UK.

Shareholder information

99
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Dividend data

The Company’s dividend policy is to sustain a target dividend cover of between one and a half and two times our IFRS adjusted operating profit after tax before amortisation of goodwill and adjusting items. Under UK company law, we may only pay dividends if the company has ‘distributable profits’ available. ‘Distributable profits’ are accumulated, realised profits not previously distributed or capitalised, less accumulated, unrealised losses not previously written off based on IFRS. Even if distributable profits are available, we pay dividends only if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and the payment of the dividend does not reduce the amount of our net assets to less than that aggregate.

As a holding company, the Company is dependent upon dividends and interest from our subsidiaries to pay cash dividends. Many of the Company’s subsidiaries are subject to insurance regulations that restrict the amount of dividends that they can pay to us.

Historically, the Company has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions set out above, the payment of interim dividends on ordinary shares is made at the discretion of our Board of directors, while payment of any final dividend requires the approval of the Company’s shareholders at a general meeting. Preference shares are irredeemable and dividends on preference shares are made at the discretion of our Board of directors.

The Company pays cash dividends in pounds sterling, although the articles of association permit payment of dividends on ordinary shares in other currencies and in forms other than cash, such as ordinary shares. If dividends on ordinary shares held by the American Depositary Shares (ADS) depositary are paid in pounds sterling, the ADS depositary will convert the pounds that it receives on behalf of the ADS holders into US dollars according to the prevailing market rate on the date that the ADS depositary actually receives the dividends.

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through our scrip dividend scheme. For the 2008 interim dividend the scrip dividend scheme was replaced by a dividend reinvestment plan (DRIP). For those shareholders participating in the DRIP, we paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend we withdrew the DRIP and reintroduced the scrip dividend scheme.

An interim dividend is generally paid in November of each year. A final dividend is proposed by the Company’s Board of directors after the end of the relevant year and generally paid in May. The following table shows certain information regarding the dividends that we paid on ordinary shares for the periods indicated in pounds sterling and converted into US dollars at the noon buying rate in effect on each payment date.

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2005	9.83	16.90	17.44	32.82
2006	10.82	20.49	19.18	37.88
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in ‘Financial statements IFRS – Note 38 – Financial guarantees and options’. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in ‘Financial statements IFRS – Note 50 – Commitments’.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2010, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Standard financial warranties include the accuracy and completeness of the statement of financial position at the completion date, details of outstanding litigation, the position on tax filings and any outstanding clearance items. In addition, specific clauses cover such matters as regulatory approvals and licences, the adequacy of actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

There are a number of outstanding claims on recent disposals, none of which are material. There are also open claim periods on other recent disposals on which we have neither received, nor expect to receive, any such claims. We believe that there is no material exposure in this respect and therefore we do not have any liabilities in our statement of financial position in respect of claims under guarantees, indemnities and warranties in connection with disposals.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities, in our UK Life and Dutch businesses, as set out in ‘Financial statements IFRS – Note 21 – Securitised mortgages and related assets’. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

100
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Limited liability partnerships classified as joint ventures

As part of their investment strategy, the UK and certain European long-term business policyholder funds have invested in a number of property limited partnerships (PLP), either directly or via property unit trusts (PUT), through a mix of capital and loans. The PLPs are managed by general partners (GP), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary.

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. If a partnership is managed by a contractual arrangement agreement such that no party exerts control, notwithstanding that the Group’s partnership share or economic interest in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2010, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 50.5% economic interest.

‘Financial statements IFRS – Note 15 – Interests in, and loans to, joint ventures’ provides a list of PLPs accounted for as joint ventures, as well as summarised information on the revenue, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2010, we had £nil capital commitments to these PLP joint ventures.

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

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay the dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company, where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present operational requirements. For additional information, see ‘Financial Statements IFRS – Note 54 – Risk management – liquidity risk’.

Extraordinary market conditions

Starting in mid-September 2008, the global financial markets experienced unprecedented disruption, adversely affecting the business environment in general, as well as financial services companies in particular. Markets have improved but continue to be fragile. A return to adverse financial market conditions could significantly affect our ability to meet liquidity needs and obtain capital, although management believes that we have liquidity and capital resources to meet business requirements under current market conditions.

At 31 December 2010, total consolidated net cash and cash equivalents amounted to £24,698 million, an increase of £447 million over £24,251 million in 2009.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, such as issuing £200 million long-term subordinated debt in March 2009, and will continue to monitor the situation closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:

■	Match the profile of our assets and liabilities, taking into account the risks inherent in each business;
■	Maintain financial strength to support new business growth while still satisfying the requirements of policyholders, regulators and rating agencies;
■	Retain financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
■	Allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
■	Manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the Group through dividends and capital injections is discussed later in this section under the headings ‘Sources of Liquidity’ and ‘Capital injections’. Overall, the Group and its subsidiaries satisfy all existing requirements and, as reported below, have significant resources and capital strength.

Shareholder information

101
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

At 31 December 2010, the Group had £23.8 billion (31 December 2009: £20.6 billion) of total capital employed in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.

In 2010, the total capital employed increased by £3.2 billion. Over the period the Group has generated post tax profits and benefitted from actuarial gains on staff pension schemes. See ‘Financial statements IFRS – Note 52 – Group capital structure’.

In addition to external funding sources, we have a number of internal debt arrangements in place. These have allowed the assets supporting technical liabilities to be invested into the pool of central assets for use across the Group. They have also enabled us to deploy cash from some parts of the business to others in order to fund growth. Although intra-Group loans in nature, they are counted as part of the capital base for the purpose of capital management. All internal loans satisfy arm’s length criteria and all interest payments have been made when due.

The presentation of internal lending arrangements depicts a net debt position which represents the upstream of internal loans from business operations to corporate and holding entities net of tangible assets held by these entities. The corporate net liabilities represent the element of the pension scheme deficit held centrally.

Management of debt

Aviva plc is the principal financing vehicle in our centralised funding strategy. Our senior debt obligations are supported by guarantees from our principal non-life trading subsidiaries. We also manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range. We aim to maintain a balance of fixed and floating rate debt, and manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities. We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling, euros and US dollars, based on investor demand at the time of issuance and management of the Group’s foreign exchange translation exposures in the statement of financial position.

In November 2010, Delta Lloyd issued a €575 million senior bond repayable in 2017 and €160 million of short term commercial paper. In March 2009, we issued subordinated debt in two tranches comprising £200 million and €50 million, both callable in 2014.

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

At 31 December 2010, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £14.9 billion. Of the total borrowings £6.1 billion are considered to be core borrowings and are included within the Group’s capital employed. The balance of £8.8 billion represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2010, we had undrawn committed credit facilities expiring within one year of £1.0 billion compared to £0.6 billion of such facilities at 31 December 2009, and £1.1 billion in credit facilities expiring after more than one year compared to £1.5 billion of such facilities at 31 December 2009. Of these facilities, £1 billion was allocated in both 2010 and 2009 to support our commercial paper programme.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘Financial statements IFRS – Note 46 – Borrowings’. Commercial paper is issued for terms up to six months and is generally reissued at maturity. The earliest repayment date for other debt instruments is an €800 million subordinated debt instrument with a first call date of 14 November 2011 at the option of the company. At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon and deferring repayment until 2021.

The table below provides presents our debt position for the periods indicated:

	2010 £m	2009 £m
Core structural borrowings
Subordinate debt	4,572	4,638
Debenture loans	851	368
Commercial paper	643	483
	6,066	5,489
Operating borrowings
Amounts owed to credit institutions	2,550	2,182
Securitised mortgage loans	6,333	7,329
	8,883	9,511
Total	14,949	15,000

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

The value of the secured assets and the corresponding non-recourse funding was £1,288 million in the UK and £5,045 million in the Netherlands. In both cases, we continue to receive fees from these special purpose entities in respect of loan administration services. In the Netherlands, we also receive payments under the terms of interest rate swaps which we have entered into with the special purpose entities.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘Financial statements IFRS – Note 21 – Securitised mortgages and related assets’.

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

102
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Undrawn borrowings

At 31 December 2010, we had £2.1 billion undrawn committed central borrowing facilities available to us, provided by a diverse range of 11 leading banks, all but one of which were rated AA. We have allocated £1.0 billion to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2010 £m	2009 £m
Expiring within one year	975	600
Expiring beyond one year	1,135	1,510
Total	2,110	2,110

Our committed central borrowing facilities have two financial covenants:

■	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2010 borrowings were 55% of total shareholders funds.
■	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2010 total shareholders funds were 161% of non-life net written premiums.

Total shareholders’ funds are defined as the aggregate of nominal share capital of Aviva and the IFRS retained profits and reserves, plus the value of in-force long-term business, on a consolidated basis.

Sources of liquidity

In managing our cash flow position, we have a number of sources of liquidity, including:

■	dividends from operating subsidiaries;
■	external debt issuance;
■	internal debt and central assets; and
■	funds generated by the sale of businesses.

One of our principal sources of liquidity is dividends from our subsidiaries. The level of dividends is based on two primary factors: the financial performance and the local solvency and capital requirements of our individual business units.

The table below shows the dividends received from our principal operating subsidiaries in 2010:

2010 Amounts received £m
UK life insurance	190
UK general insurance	—
Aviva Investors	30
France	123
Netherlands	72
Poland	67
Ireland	44
Other Europe	39
Other operations	138
703

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2010, Aviva plc itself had distributable reserves of £3,327 million, sufficient to pay dividends to our shareholders for three years based on historic dividend payments. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the FSA’s rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. For example, the ability of our US insurance subsidiaries to provide inter-company loans is subject to state regulations which restrict the making of loans or require explicit regulatory approval. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading ‘Regulatory capital position’. Our US subsidiaries are also subject to state laws that limit the dividends payable to the parent company and dividends in excess of these limitations generally require the approval of the state insurance commissioner. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

We have also received funds from the sale of parts of our businesses. For the year ended 31 December 2010 cash proceeds from the disposal of subsidiaries, joint ventures and associates net of cash transferred amounted to £54 million compared to £1,131 million for the year ended 31 December 2009. Principal disposals in 2010 and cash consideration received are disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.

We have established two main programmes for the issuance of external debt. For short-term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies. At 31 December 2010 the outstanding debt issued under this programme was £504 million.

For longer term debt we have established a Euro Medium Term Note (EMTN) programme. This programme has documentation readily available to allow quick issuance of long-term debt with a variety of terms of conditions. Debt issued under this programme may be senior guaranteed debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2010 the outstanding debt issued under this programme was £1,458 million.

Shareholder information

103
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.

In 2010, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instrument amounted to £575 million, compared to £574 million in 2009.

In 2010, our total debt costs on central borrowings were £324 million. This compared to £334 million of interest paid on central borrowings in 2009. Total corporate centre expenses in 2010 were £178 million compared to £159 million in 2009.

An additional application of our funds is the acquisition of businesses. In 2010, cash paid for the acquisition of subsidiaries, joint ventures and associates net of cash acquired amounted to £7 million, compared to £596 million in 2009. Principal acquisitions in 2010 and cash consideration paid are disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.

Capital injections

We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations. Capital is provided either by equity or, where a local holding company is in place, maybe via loans with the holding company subsequently injecting equity capital in the regulated operating company. Each capital injection is subject to review by our central Group Approvals Committee and needs to meet our required internal rates of return. To the extent capital injections are provided or funded by regulated entities, then we have to consider the impact on regulatory capital of the capital injection. Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £333 million and £612 million in 2010 and 2009 respectively.

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

Year ended 31 December 2010

Net cash from operating activities

Total net cash from operating activities decreased by £878 million to £1,807 million in 2010 (2009: £2,685 million). The decrease is due to lower investment income and higher claims in the long-term business segment.

Net cash used in investing activities

Net cash from investing activities increased by £796 million to £364 million (2009: £432 million utilised). The increase is a result of a £930 million reclassification within the statement of cash flows described further in note 2(b). The underlying increase is a result of cash and cash equivalents acquired as part of the RBS Life acquisition described further in note 3(a).

Net cash out flow on financing activities

Net cash used in financing activities was £797 million higher at £1,368 million (2009: £571 million). The increase is a result of a £930 million reclassification within the statement of cash flows described further in note 2(b). The underlying decrease of £133 million reflects higher interest payments partially offset by a lower net drawdown of borrowings.

Net cash and cash equivalents

At 31 December 2010, total consolidated net cash and cash equivalents amounted to £24,695 million, an increase of £444 million over £24,251 million in 2009.

Year ended 31 December 2009

Net cash from operating activities

Total net cash from operating activities decreased by £5,410 million to £2,685 million in 2009 (2008: £8,095 million). The decrease is due to lower pension and annuity sales, predominately in the UK, and lower general insurance and health sales.

Net cash used in investing activities

Net cash from investing activities decreased by £37 million to £432 million utilised (2008: £395 million utilised).

Principal acquisitions and disposals in 2008 and cash consideration paid and received are disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.

Net cash out flow on financing activities

Net cash used in financing activities was £1,566 million lower at £571 million (2008: £2,137 million). The decrease is a result of the proceeds from the IPO of our Dutch business Delta Lloyd, lower interest payments on borrowing and a decrease in ordinary dividends paid.

Net cash and cash equivalents

At 31 December 2009, total consolidated net cash and cash equivalents amounted to £24,251 million, an increase of £720 million over £23,531 million in 2008.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Performance review – Financial and operating performance – Exchange rate fluctuations’.

Regulatory capital position

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

104
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2010 £bn	2009 £bn
Insurance Groups Directive (IGD) capital resources	6.0	10.3	16.3	15.7
Less: capital resource requirement (CRR)	(6.0)	(6.5)	(12.5)	(11.2)
Insurance Groups Directive (IGD) excess solvency	—	3.8	3.8	4.5
Cover of EU minimum (calculated excluding UK Life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2010 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2009	4.5
Operating profits net of income and other expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(0.2)
Pension scheme funding	(0.3)
Increase in Capital Resource Requirement	(0.3)
Acquisitions (River Road and other small transactions)	(0.2)
Other	(0.2)
Estimated IGD solvency surplus at 31 December 2010	3.8

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2010 £m	2009 £m	2008 £m
Investment property	63	66	7
Property and equipment	160	255	108
Intangible assets	—	4	23
Total	223	325	138

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2009: £1 million, 2008: £1 million). We have capital commitments to our joint ventures of £nil (2009: £nil, 2008: £nil) and to other investment vehicles of £nil million (2009: £33 million, 2008: £48 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

Shareholder information

105
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Audit Committee financial expert

The Board has determined that Russell Walls, Richard Goeltz and Euleen Goh all qualify as Audit Committee financial experts within the meaning of Item 16A of Form 20-F, and that Russell Walls, Richard Goeltz and Euleen Goh are all independent as defined by the Securities and Exchange Commission rules and the New York Stock Exchange Corporate Governance Standards.

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

Regulation

Compliance

In both our insurance and fund management businesses matters may arise as a result of industry-wide issues, inspection visits or other regulatory activity, requiring discussion and resolution with insurance industry regulators. The Aviva Group needs to ensure that procedures are in place to address any regulatory concerns, and that such procedures are properly planned, managed and resourced. Corrective action is undertaken, when necessary, with progress reported to relevant regulatory bodies in a timely manner.

Overview of regulation as it affects our business

Our principal insurance and fund management operations are in the United Kingdom (UK), Europe, North America and the Asia Pacific region. We are therefore subject to financial services regulation in these areas, as individually covered below.

However, as the Group’s parent company is based in the UK, both European Union (EU) legislation and the rules of the Financial Services Authority (FSA), the UK’s financial services regulator, can impact on Aviva’s business practices worldwide.

The European Union

In addition to its UK businesses Aviva is also active in other EU member states through wholly owned subsidiary and joint venture companies. These companies are subject to the laws and regulations of the EU member state in which they are based, but are also affected by higher level EU legislation, which will continue to have a significant influence on the legislative environment, both in the UK and other EU markets.

The EU operates by promulgating directives that must be implemented into local national legislation within each EU member country. These directives set the minimum standards for national legislatures to meet, with each legislature able to decide how they should be implemented. National governments may not pass laws which fail to meet the minimum standards set out in a directive, but are generally free to impose legal requirements which go beyond those required. Directives are written at a fairly high level, with more detail being provided at national level through legislation developed in accordance with the local legal system. Even greater detail may be imposed through the rules and regulations of national regulators, and for financial services businesses these rules can be extensive.

EU financial services regulation is based on the principle of ‘home country control’, which makes the home country regulator responsible for monitoring compliance with all applicable regulation.

Key directives of particular relevance to the financial services industry, and so to Aviva’s businesses in the European Union include:

Third Life and Non-Life Directives

These directives implemented the home country control principle for life and non-life insurance business, in the mid-1990s, and placed the responsibility for such issues as solvency, actuarial reserves, investment of assets, and certain governance issues on the home country regulator. Most companies licensed to conduct insurance business in one member state may rely on its home country regulation to ‘passport’ into all other member states to conduct business without having to be separately licensed in each. The general exception is selling activity which continues to be regulated by the state in which the sale takes place.

Insurance Groups Directive (IGD)

The IGD requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

■

an adjustment to the solvency calculation in relation to participating interest in other insurance undertakings in order to eliminate ‘double-gearing’ (the use of the same regulatory capital in more than one entity of a group).

■	an additional parent undertaking solvency margin calculation analogous to the adjusted margin test referred to above, to be applied at the level of the parent undertaking.
■

the introduction of new solo supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions.

■	further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

Since 31 December 2006 the group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a ‘hard’ test (i.e. it constitutes a requirement to maintain the group capital resources, rather than simply to make the calculation) for UK-based companies operating under FSA rules.

Reinsurance Directive

Adopted on 16 November 2005, this directive requires that all reinsurance undertakings be authorised in their home member state. To obtain that authorisation, they need to meet strict requirements, but are then free to operate anywhere in the EU through the single market passport process.

Distance Marketing Directive

Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:

■	setting minimum standards for information that must be provided to consumers before entering into a financial services contract by ‘distance means’.
■	for certain products and services, giving a cooling-off period in which a consumer may cancel a contract without penalty.

Insurance Mediation Directive

This requires EU member states to establish a framework to:

■	ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements.
■	ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch.

106
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

■	impose on insurance intermediaries requirements to provide specified minimum information to potential customers.

Markets in Financial Instruments Directive (MiFID)

MiFID, which superseded the earlier Investment Services Directive, builds on the home country control principle, extending the range of ‘core’ investment services and activities that may be passported from one member state to another, clarifying the allocation of responsibilities between home and host country jurisdictions, and introducing greater harmonisation governing the organisation and conduct of business of investment firms.

Solvency II

The agreed Solvency II Level 1 Directive was published in November 2009. Solvency II represents a fundamental change in European regulation and will result in a more sophisticated economic risk-based capital approach. It establishes a solvency system that is better aligned to the true risks of insurers, and aims to enable supervisors to protect policyholder interests as effectively as possible in accordance with common principles across the EU.

Since approval, focus has been on the Level 2 implementing measures that determine how the directive will be applied in practice, and expected amendments to the Solvency II Directive (Omnibus II Directive) following the creation of the new European Supervisory Authorities (ESAs) in September 2010. Uncertainty remains around the implementing measures, which are not expected to be finalised before June 2011.

One of the new ESAs, the European Insurance and Occupational Pensions Authority (EIOPA), replaced CEIOPS on 1 January 2011. Proposed focused amendments to the Solvency II Directive were published in January 2011, giving power to EIOPA to issue binding guidance/standards, and delay implementation of Solvency II to 1 January 2013.

This highlights the need for continued engaged industry participation, and Aviva has been actively participating, through the key European industry working groups who provide the voice of industry, in on-going discussions in Brussels.

Future EU developments

In Europe agreement has been reached on the roles and powers of the new ESAs which came into force in January 2011. The new ESAs have powers to make binding rules and drive supervisory consistency and convergence through a single rule book. Their involvement in the colleges of supervisors for cross-border financial institutions, together with broader changes being progressed within Europe relating to financial conglomerates, signals a move towards more focused and intrusive group supervision.

The European Parliament has now approved the Alternative Investment Fund Managers Directive, and each EU nation has two years to implement the directive. Once the directive is in force the regime governing the marketing of alternative investments to EU investors will be determined by the location of the fund manager and the fund. Managers established in the EU, and managing a fund established in the EU, will be able to apply for a passport to market that EU fund to ‘professional investors’ across the EU. If the manager, or the fund, is not established in the EU the current private placement regimes will apply, to enable the marketing of the fund within the EU. Two years after implementation a decision will be made regarding the possible extension of the passport regime to non-EU countries.

United Kingdom

The Financial Services Authority

In the UK, the Financial Services Authority (the ‘FSA) is currently the single regulator for those individuals and firms conducting defined regulated activities in the financial services sector. The FSA has the authority to make rules and issue guidance, taking into account relevant EU directives, in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, individuals and firms authorised by the FSA to conduct such business (‘Authorised Persons’ or ‘Authorised Firms’).

Under the Financial Services and Markets Act 2000 (FSMA) no person may carry on, or purport to carry on, a regulated activity by way of business in the UK unless he is an Authorised Person or an exempt person. A firm granted permission by the FSA to carry on regulated activities becomes an Authorised Person for the purposes of FSMA. ‘Regulated activities’ are prescribed in the FSMA (Regulated Activities) Order 2001 and include banking, insurance and investment business, stakeholder pension schemes, insurance mediation and certain mortgage mediation and lending activities.

Authorised Firms must at all times meet specified threshold conditions, including possession of adequate resources for the carrying on of its business, and being fit and proper to conduct that business, having regard to all the circumstances. Authorised Firms must also operate in accordance with the FSA’s Principles for Business. These are 11 high level principles for conducting financial services business in the UK, including maintenance of adequate systems and controls, treating customers fairly, and communicating with customers in a manner that is clear, fair and not misleading.

The FSA regime is based on the principle that firms should have effective systems and controls, including robust risk management, which are appropriate to the size, complexity and diversity of their business.

The FSA’s regulation of the Group

A number of the Group’s UK subsidiaries are directly authorised and regulated by the FSA, including our insurance companies (e.g. the UK Life and UK General Insurance companies), asset managers (Aviva Investors) and intermediaries (UK Healthcare and RAC Motoring Services). Aviva plc, although not directly authorised by the FSA, does itself come within the scope of some regulation, as the ultimate insurance holding company in the Group.

As Aviva is a UK-based group, the FSA has the responsibility of acting as lead regulatory (i.e. the cross-sector supervisory co-ordinator) for the Group within the EU.

Approved persons and controllers

The FSA places great emphasis on the principle of senior management responsibility. The directors of, and senior managers carrying out FSA defined controlled function roles in, any of the Group’s regulated entities are individually registered with the FSA under the ‘Approved Person’ regime, and can be held directly accountable to the FSA for control failings in those firms. A number of senior managers at Group level have also been registered as Approved Persons for the regulated subsidiaries, even though they are neither directors nor senior managers of these firms. This recognises that these managers exert significant influence over the regulated subsidiaries, because they are responsible for key parts of the Group’s control framework on which the regulated subsidiaries place reliance.

The FSA regulates from a legal entity perspective, even though Aviva tends to operate within Regions by Business Unit. However, the FSA also expects that Aviva’s regulated subsidiaries

Shareholder information

107
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

operate within an overall framework of Group governance and controls. Its rules expressly provide that any systems and controls which operate on a Group basis will be taken into account in determining the adequacy of a regulated subsidiary’s systems and controls. The robustness of these Group controls is therefore subject to scrutiny and challenge by the FSA.

The FSA regulates the acquisition and increase of control over Authorised Firms. Under FSMA, any person proposing to acquire control of, or increase control over certain thresholds of, an Authorised Firm must first obtain the consent of the FSA. The Authorised Firm must also inform the FSA of any such proposed acquisition or increase. In considering whether to grant or withhold its approval of the acquisition or increase of control, the FSA must be satisfied both that the acquirer is a fit and proper person and that the interests of consumers would not be threatened by this acquisition or increase of control.

Control over a UK Authorised Firm (A) is acquired if the acquirer:

■	holds 10% (or 20% if the Authorised Firm is an insurance intermediary) or more of the shares, or voting power, in that firm, or a parent undertaking of the firm; or
■	is able to exercise significant influence over the management of the firm by virtue of the acquirer’s shares or voting power in that company or a parent undertaking of the firm.

Increases in control require the consent of the FSA when they reach thresholds of 20%, 30% and 50% of the shares or voting power of the firm (or its parent).

In order to determine whether a person or a group of persons is a ‘controller’ for the purposes of FSMA, the holdings (shares or voting rights) of the person and and any other person ‘acting in concert’, if any, are aggregated.

FSA conduct of business rules

The FSA’s Conduct of Business (COB) and Insurance: Conduct of Business (ICOB) Rules apply to every Authorised Firm carrying on relevant regulated activities, and regulate the day to day conduct of business standards to be observed by all Authorised Persons in carrying out regulated activities.

The COB and ICOB Rules are principle based, and the scope and range of obligations imposed on an Authorised Firm will vary according to the scope of its business and range of the Authorised Firm’s clients. Generally speaking, however, the obligations imposed on an Authorised Firm by the COB and ICOB Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the Authorised Firm, meet certain standards of product disclosures (including fee and remuneration arrangements), ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, control the range and scope of advice given, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Capital and solvency rules for insurers

The FSA rules require that a UK insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (the MCR). Insurers with with-profits liabilities of more than £500 million (which is the case with Aviva’s with-profits fund) must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly equivalent to the previous required minimum margin, and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the FSA refers to as the ‘twin peaks’ approach. The two separate peaks are:

■	the requirement comprised by the mathematical reserves plus the ‘long term insurance capital requirement’ (the LTICR), together known as the ‘regulatory peak’; and
■

a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

All insurers must also carry out an Individual Capital Assessment (ICA) to calculate the amount of capital needed to back their business. If the FSA decides that the final ICA amount is insufficient, it may draw up its own Individual Capital Guidance (ICG) for the firm, which can be imposed as a requirement on the scope of the Authorised Firm’s permission.

Day-to-day supervision

The FSA takes a risk-based approach to its regulatory activity, concentrating its resources on those firms and activities which it assesses pose the greatest potential threats to its four statutory objectives of:

■	maintaining confidence in the UK financial system
■	contributing to the protection and enhancement of stability of the UK financial system
■	securing the appropriate degree of protection for consumers
■	reducing the extent to which it is possible for a regulated business to be used for a purpose connected with financial crime

Given our size, and our share of the UK retail market, a major issue within our business which causes concern for the FSA may have a significant impact on these objectives.

The FSA therefore aspires to have a ‘close and continuous’ relationship with us, with day-to-day supervision of Aviva conducted by a dedicated team within its Major Retail Groups Division. In practice, this means that a wide range of Group, Regional and UK Business Unit senior managers have regular scheduled ‘close and continuous’ meetings with the FSA, and other meetings and discussions on specific issues take place as the need occurs. This adds up to weekly or even daily FSA interaction at UK Region, Business Unit and Group level.

The FSA also periodically conducts a formal Advanced Risk-Responsive Operating framework (ARROW) review of Aviva, to assess the level of risk that the Group poses to each of the FSA objectives. The last full risk assessment was conducted in 2009 and the next full risk assessment is due to take place in quarter 3, 2011.

Areas of potential risk or weakness, where the FSA particularly requires Aviva to focus attention, are formally set out in a Risk Mitigation Plan (RMP), with both risk assessment and RMP issues up-dated on an ongoing basis between each ARROW review.

The FSA has highlighted in its 2010 Business Plan that its key focus areas for 2010/2011 would be:

■

ensuring firms are soundly run, with effective risk management in place, through close scrutiny of corporate governance, financial reporting, remuneration arrangements, recovery and resolution plans, and firms’ ability to identify and mitigate risk.

■	a more proactive and intensive approach to supervision, through implementation of its Core Prudential Programme for Insurers (CPPI).
■	maintaining pressure on firms to treat customers fairly.

108
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

■	playing a full role as an international leader in financial regulation.
■	Solvency II, which remains central to our engagement with the FSA as the industry and the regulator prepare for the application of this new regulatory regime.

Outside of the UK, each Aviva business is regulated by its own national regulator(s). However, overseas operations are also within the remit of the FSA for two main reasons:

The structure of the Group means that the great majority of the overseas operations are owned, ultimately, by Aviva International Insurance Ltd (AII), a UK regulated insurance company. In its regulation of AII, the FSA has an interest in the systems and controls by which the Group manages its overseas businesses, to mitigate the risk of financial shocks arising overseas flowing through to the UK.

The FSA monitors the strategy and performance of the Group’s international businesses through its programme of regular close and continuous meetings.

The FSA aims to play a leading role in the development of both EU and international regulation. It is, in particular, at the vanguard of the movement towards risk-based insurance regulation. In line with this the FSA continues to place increasing weight on the ‘Treating Customers Fairly’ principle.

Intervention and enforcement

The FSA has extensive powers to investigate and intervene in the affairs of Authorised Firms and is obliged under FSMA to monitor compliance with the requirements imposed by, and to enforce the provisions of, FSMA, related secondary legislation and the rules made thereunder.

The FSA’s enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person’s status. The FSA may also vary or revoke an Authorised Firm’s permissions to protect the interests of consumers or potential consumers, if the Authorised Firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where consumers have suffered loss.

In addition to applying sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under FSMA and insider dealing under Part V of the Criminal Justice Act 1993, and breaches of money laundering regulations. The FSA’s stated policy is to pursue criminal prosecution in all appropriate cases.

The Financial Services Compensation Scheme (FSCS)

The FSCS is intended to compensate individuals and small businesses for claims against an Authorised Firm where the Authorised Firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Under a new funding system that started on 1 April 2008, for the purposes of funding FSCS compensation costs, the FSCS levy is split into five broad classes:

■	Deposits
■	Long-term insurance and pensions
■	General insurance
■	Investments
■	Home finance

With the exception of the deposits class, each broad class is divided into two sub-classes based on provider/intermediation activities. Each of the ‘sub-classes’ is made up of firms which are providers or intermediaries and engage in similar styles of business with similar types of customer.

The sub-classes are based on the activities a firm undertakes (and are aligned to their FSA permissions). A firm could be allocated to one or more sub-classes according to the activities that it undertakes. In the event of a failure of a market participant, the Authorised Firms in the Group could be required to make contributions to compensate investors. It should be noted that such contributions are not restricted to failures in the sub-classes to which a particular firm belongs, as there is the potential for cross-subsidy between sub-classes to be required.

Restrictions on business

FSA rules restrict an insurance company from carrying on any commercial business other than insurance business and activities directly arising from that business. Therefore, the FSA authorised insurance companies in the Group are bound by this restriction.

Long-term assets and liabilities

Where a UK insurer carries on life insurance business, its long-term business assets and liabilities – i.e. those assets and liabilities relating to life and health insurance policies – must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the FSA rules. Only the ‘established surplus’, which is the excess of assets over liabilities in the long-term fund as determined by actuarial investigation, may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. FSA rules also require insurers to maintain sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Distribution of profits and with-profits business

For UK authorised life insurers carrying on with-profits business, the FSA’s rules require that once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the ‘relevant minimum’ (as defined in the FSA Handbook) of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based on the percentage of the relevant surplus previously allocated to eligible policyholders.

Reporting requirements

FSA rules require insurance companies to file their audited annual accounts, statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function with the regulator. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The FSA uses the annual return to monitor the solvency (i.e. the ability to meet current and future obligations such as claims payments to policyholders) of the insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year. The directors must also certify that the company has completed its return to the FSA properly in accordance with the FSA’s instructions, and that the directors are satisfied that the company

Shareholder information

109
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

has complied in all material respects with the requirements set out in the FSA rules.

UK winding up rules

The general insolvency laws and regulations applicable to UK companies are modified in certain respects in relation to UK insurance companies, where direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding up by the court or a creditors’ voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may reduce the amount of one or more of the insurance company’s contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures to secure the transfer of all or part of the business to another insurance company.

FSMA provides further protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator and/or administrator must carry on the insurer’s business so far as it consists of carrying out the insurer’s contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator/administrator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

United States

We write life and annuity business in the United States through Aviva USA, a wholly owned subsidiary formed by the merger of Aviva Life Insurance Company of America with AmerUS which it acquired in July 2006. Aviva USA is domiciled in Iowa and licensed to conduct business in all 50 states. In New York it operates a wholly owned subsidiary, Aviva Life Insurance Company of New York.

The US insurance industry is regulated primarily on a state-by-state basis therefore individual states have authority to pass statutes, adopt regulation or issue directives to regulate insurance activities within their jurisdiction.

Consequently, life insurance companies are subject to regulation both in the state in which they are domiciled as well as in each of the individual states in which they operate. State regulation can vary in detail from state to state. All have laws and regulations covering the financial aspects of the insurance business including standards of solvency, reserves reinsurance and capital adequacy. In addition, most states have specific regulation governing licensing and the conduct of selling agents as well as the approval of products and associated product forms and literature.

Federal initiatives

While the National Association of Insurance Commissioners (NAIC) has no statutory powers, its members are the insurance commissioners in each state and it acts as a forum to develop and propose model laws and regulations. Each state then decides whether to adopt the NAIC model laws or regulations and each state may make changes to the adoption process. However, the models are generally widely adopted. An example is the ‘Suitability in Annuity Transactions Model Act’ which has been widely adopted by states for a broad range of transactions.

NAIC has a commitment to modernising the state-based system of insurance regulation and is pushing forward an action plan aimed at achieving consistency of approach between states on a number of issues including consumer protection, licensing, solvency and changes in insurance company control. The American Council of Life Insurers (ACLI) has, in the past, proposed an optional federal charter (OFC) under which life insurers could choose to be federally regulated instead of state regulated. However, the OFC has not been widely supported or adopted.

In 2010 Congress passed a law adopting significant federal regulatory reforms for the financial services industry in the US. The new law will impose stricter prudential standards on systemically significant financial companies, higher risk financial activities and introduce new mechanisms for resolving failures of significant financial companies. The law requires additional stress testing and reporting on a regular basis. In addition, a Federal Insurance Office (FIO) has been established within the Treasury Department to monitor the insurance industry, co-ordinate federal policy and, along with the US Trade Representative, enter into international agreements on prudential insurance matters. While the FIO will have no direct regulatory authority over the business of insurance such international agreements could pre-empt inconsistent state insurance laws. The FIO will also be required to conduct a study of how to improve and modernise insurance regulation and report to Congress within one year. The new law does not currently have any immediate and significant impact on the Company and the FIO is still in the process of being organised. However, we continue to monitor the FIO and related rulemaking developments.

Additionally, there is active discussion within the NAIC of moving to a principles-based valuation system for the setting of reserves and capital for life insurance companies. This could change our statutory reserve and capital requirements significantly and it is not possible to estimate the impact on our financial condition and results of operation at this time.

Risk-based capital

The NAIC has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a formula-based, risk-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk. The NAIC designed the formula as an early-warning tool to identify potentially inadequately capitalised companies for the purposes of initiating regulatory action. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

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

Effective 31 December 2005, the NAIC implemented new requirements, referred to as C-3 Phase II, for calculating risk-based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on our US operations, and at 31 December 2010, the Company’s total adjusted capital under the NAIC’s definition substantially exceeded Iowa standards.

110
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Canada

We write property and casualty business in Canada via a number of wholly owned companies.

Insurance business in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (OSFI) with the focus very much on prudential supervision, i.e. capital adequacy, solvency, etc. OSFI derives its powers from the federal Insurance Companies Act (Canada) which governs the structure and operation of federally incorporated insurance companies.

The capital adequacy of insurance companies is monitored under the Minimum Capital Test (MCT) – a risk-based framework allowing for capital to be assessed on the basis of an individual company’s risk profile taking account of the investments held and insurance business being written. Companies have their own internal MCT target as well as being expected to maintain capital in excess of 150% of the OSFI minimum requirement.

There are also ten individual provincial regulators each regulating predominantly conduct of business issues such as policy terms and conditions, pricing and underwriting of companies they have licensed to write business in the province.

Asia Pacific

We operate within the Asia Pacific region through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business in the region is predominately long-term and savings business, with small general insurance and health operations.

There are wholly owned businesses in Singapore and Hong Kong. Aviva operates in China, India, Malaysia, Sri Lanka, Taiwan, Korea, Indonesia and Vietnam which, depending on the nature and extent of the control we are able to exert, are either accounted for as subsidiaries, joint ventures or associates.

The Asia Pacific region is made up of a number of widely differing and independent markets. The markets tend to be at different stages in their development but each has its own regulatory structures and Aviva complies with the local regulation in each of the countries in which it operates.

Industry regulation across the region typically focuses on financial stability, i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets across the region regulators have the power to revoke operating licences, regulate shareholder structures and the participation in and the payment of dividends. Markets within the region are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

Intellectual property

Our primary brands in the UK (Aviva, RAC) are registered trade marks in the UK and elsewhere.

Aviva owns approximately 300 registered or pending marks in the UK, including Community trade marks having effect in the entire EU.

Aviva has an active programme of review of marks and watching for infringements. There are no material infringements in the UK known to us as at the date of this report, either by the Group or third parties.

Shareholder information

111
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the UK, Europe, the US and elsewhere around the world. The world-wide economic environment remains uncertain. Even though some indicators are beginning to show positive trend there is a risk that the pace of recovery is not sustained, or in a worse case reverses. The path to sustained economic growth remains fragile and uneven and we continue to see levels of market volatility in global capital markets, in both debt and equity. Governments and their central banks are attempting to manage a difficult economic situation. Withdrawal of fiscal stimulus may simply push the world’s economies back into recession, while continued stimulus may lead to unsustainable asset price inflation and higher long-term inflation. The ongoing economic and sovereign concerns still pose several threats that may lead to higher volatility going forward. We cannot predict the level of growth in the global economy, but as with most businesses, we believe a period of weak market growth would have an adverse effect on our business and results of operations. In addition, the fixed-income markets have experienced a period of volatility which has negatively impacted market liquidity conditions. Financial markets remain vigilant to concerns about rising government deficits and debt levels across the globe together with the problems facing the current account deficit (CAD) countries which are also in the Eurozone. Fiscal policy tightening of CAD countries could prolong their recessions. Domestic and international equity markets have also experienced volatility and uncertainty. The type of events and continuing market volatility may have an adverse effect on us, in part because we have a large investment portfolio and are also dependent upon customer behaviour. Our sales are likely to decline in such circumstances and our profit margins could erode. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Although the financial situation has significantly improved since the middle of 2009, markets remain fragile. ‘Financial statements IFRS – Note 5 – Details of income’ and ‘– Note 22 – Financial investments’ include analyses of unrealised and realised investment losses.Factors such as consumer spending, business investment, government spending, the volatility and strength of both debt and equity markets, and inflation all affect the business and economic environment and ultimately, the amount and profitability of our business. In an economic downturn characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies that could affect the current and future profitability of our business. Although our sales figures have been reasonably consistent with prior years, a prolonged economic crisis could result in lower sales figures in the future. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. These adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.

Changes in interest rates may cause policyholders to surrender their contracts, reduce the value of our investment portfolio and impact our asset and liability matching, which could adversely affect our results of operation and financial condition.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Certain of our life insurance businesses may be exposed to disintermediation risk. Disintermediation risk refers to the risk that our policyholders may surrender their contracts in a rising interest rate environment or for liquidity reasons, requiring us to liquidate assets in an unrealised loss position. Due to the long-term nature of the liabilities associated with certain of our life insurance businesses, and guaranteed benefits on certain long-term insurance and fund management products, sustained declines in long-term interest rates may subject us to reinvestment risks and increased hedging costs. In other situations, declines in interest rates may result in increasing the duration of certain life insurance liabilities, creating asset liability duration mismatches. Our investment portfolio also contains interest rate sensitive instruments, such as fixed income securities, which may be adversely affected by changes in interest rates from governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would increase the net unrealised loss position of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealised loss position of our investment portfolio, offset by lower rates of return on funds reinvested. Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with undeveloped bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. See ‘Financial statements IFRS – Note 54 – Risk management’.

112
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

Falls in property prices could have an adverse impact on our investment portfolio and impact our results of operations and shareholders’ equity.

We are subject to property price risk due to holdings of investment properties in a variety of locations worldwide. We are also subject to liquidity, valuation and counterparty risks in relation to property investments. These investments may be adversely affected by weakness in real estate markets in the UK, US and much of the rest of the world and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS). There is the risk that the underlying collateral within our investments in mortgage-backed securities may default on principal and interest payments causing an adverse change in cash flows paid to our investments. In many cases, the markets for these property investments and instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties.

Fluctuations in the fixed income and equity markets could affect the levels of regulatory capital that we must hold for regulatory solvency purposes and for pension obligations, which could materially impact our results of operations and shareholders’ equity.

The value of our investment assets fluctuates, which can impact the capital levels supporting our business. We are required to hold an excess amount of our capital over a minimum solvency amount. Our IGD solvency surplus decreased from £4.5 billion as of 31 December 2009 to £3.8 billion as of 31 December 2010. Of this movement, £0.3 billion relates to additional funding contributions to the Aviva pension scheme. An inability to meet regulatory capital requirements in the future would be likely to lead to intervention by the Financial Services Authority (FSA), which could require the Group to restore regulatory capital to acceptable levels. See ‘Liquidity and capital resources’ section in the report. We are also exposed to interest rate and equity risk based upon the discount rate and expected long-term rate of return assumptions associated with our pension and other post-retirement benefit obligations. Sustained declines in long-term interest rates or equity returns would have a negative effect on the funded status of these plans. See ‘Financial statements IFRS – Note 45 – Pension obligations’.

Governmental initiatives intended to alleviate the current financial crisis that have been adopted may not be effective and, in any event, are expected to be accompanied by other initiatives, including new capital requirements or other regulations, that could materially affect our results of operations, financial condition and liquidity in ways that we cannot predict.

In a number of countries in which we operate legislation has been passed in an attempt to stabilise the financial markets, including bank stabilisation programmes by the government and Bank of England in the UK. These programmes, as well as accompanying actions, such as monetary or fiscal actions, of comparable authorities in the US, UK, Eurozone and other countries, may not achieve their intended objectives and may have unintended consequences. These proposals or actions may have other consequences, including material effects on interest rates and foreign exchange rates, which could materially affect our investments, results of operations and liquidity in ways that we cannot predict. The failure to effectively implement, or to withdraw as appropriate, proposals or actions could also increase constraints on the liquidity available in the banking system and financial markets and increase pressure on stock prices, any of which could materially and adversely affect our results of operations, financial condition and liquidity. In the event of future material deterioration in business conditions, we may need to raise additional capital or consider other transactions to manage our capital position or liquidity.

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

We have a significant exposure to credit risk through our investments in corporate bonds, residential and commercial mortgages and structured credit assets, as well as second order exposures through counterparty risks in our derivatives contracts and reinsurance placements. The risks in these assets and exposures may be borne by Aviva plc and our shareholders or by the policyholders whose policies the assets back, or a mixture of the two, where we hold some residual risk. We held a total of £370 billion of assets on our statement of financial position at

31 December 2010, of which £148 billion are assets where Aviva plc and our shareholders bear the risk. Such assets included as of 31 December 2010:

■	£57,886 million invested in bonds, of which £19,149 million are issued by government-related entities, and the remaining are from corporate bonds;
■

£30,109 million invested in mortgages, of which £12,943 million are commercial mortgages, £8,850 million are residential mortgages (including equity release) and the remaining are securitised mortgages, for which the majority of the risk have been sold to third parties, and Aviva plc and our shareholders only retain exposure to approximately £1,300 million;

■	£4,616 million invested in policy loans, loans and advances to banks and other loans;
■

£7,606 million invested in structured credit assets, of which £1,628 million is US Agency backed RMBS, £896 million is non-Agency RMBS, £2,185 million is CMBS and the remaining are CDOs, other ABS and wrapped credit assets;

■	£9,061 million invested in other Financial Assets including equities and other investments;

Shareholder information

113
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

■	£8,489 million of cash and cash equivalents; and
■	£5,150 million of Reinsurance Assets.

The remaining £24,959 million is comprised of various other shareholder assets such as goodwill and value of in-force business, intangible assets, property and equipment, tax assets (current and deferred), receivables and other financial assets, prepayment and accrued income, and deferred acquisition costs.

These assets in normal economic conditions reasonably match our long-term insurance liabilities and benefit both policyholders and shareholders. Adverse changes to market conditions, however, could provoke an increase in credit defaults with a negative effect on shareholders’ equity and reduced investment returns. Falls in investment returns could impair our operational capability, including our ability to write significant volumes of new business. For additional information about our investments, see ‘Performance review – Analysis of investments’.

A decline in equity markets or an increase in volatility in equity markets may adversely affect sales of our investment products, our fund management business, our profitability and the market value of our assets invested for our defined benefit pension scheme.

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

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit-linked, participating and fund management business. Because our unit-linked and fund management business depends on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. Likewise, because investment risk in our participating business is shared with policyholders a decline in the equity markets could reduce our revenues by reducing the funds investment return. Profits could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies or as a result of our fund management companies failing to attract funds from new investors.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. For example, we offer certain long-term insurance products with guaranteed features. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income. Additional provisions for guarantees were decreased by £90 million in 2010 in relation to minimum death benefits for unit-linked contracts in France and guaranteed minimum returns at maturity for unit-linked and segregated fund business in the Netherlands. For a discussion of guarantees we have given for our insurance and investment products, please see ‘Financial statements IFRS – Note 38 – Financial guarantees and options’.

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

Some of our products, principally traditional whole life insurance, term life insurance, universal life insurance and annuities, including fixed and equity indexed annuities, expose us to the risk that changes in interest rates will reduce our ‘spread’, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our spread is a key component of our net income.

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

We operate internationally and are thus exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. As of December 2010, over half of our premium income arises in currencies other than sterling, and our

114
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

For a discussion of the impact of changes in foreign exchange rates on our results of operations, see ‘Financial statements IFRS – Note 54 – Risk management’.

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

As a normal part of their operating activities, various Group companies have given guarantees, including interest rate guarantees, in respect of certain long-term insurance, unit-linked and fund management products. At the present time, guarantees and options are in force in the UK, continental Europe, the US and Asia. In providing these guarantees and options, our capital position is sensitive to fluctuations in financial variables including interest rates, credit spreads, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance in combination with derivative instruments to mitigate the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions have mitigated the risks related to these benefits, we remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases, resulting in a reduction to net income. In addition, we are subject to the risk that hedging and other management procedures prove ineffective or that unanticipated policyholder behaviour or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on net income, financial condition or liquidity.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain investments that may lack liquidity, such as privately placed fixed-maturity securities, and unlisted equities, as the inputs used for their valuation are not directly observable in the market. These asset classes represented approximately 4.5% of the total assets held at fair value as of 31 December 2010. Even some of our very high-quality assets have been more illiquid as a result of the recent challenging market conditions.

If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio or derivatives transactions, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realise, or both.

The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our high-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we will be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

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

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreased due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favourable terms, or at all. Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; generate fee income and market-related revenue to meet liquidity needs; and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter-term

Shareholder information

115
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

We may also face financial or other exposure in the event that any of our partners fail to meet their obligations under the agreement or encounter financial difficulty. For example, a significant proportion of our product distribution, such as bancassurance, is carried out through arrangements with third parties not controlled by us and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect our financial condition. Some of these arrangements require our third-party partners to participate in and provide capital to our joint venture, associate and subsidiary undertakings. Our partners may change their strategic priorities or encounter financial difficulties preventing them from providing the necessary capital to promote future growth.

In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realise productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business. In addition, our ability to receive services from third-party providers outside of the UK (or the jurisdictions in which our subsidiaries operate) might be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies inside or outside of the UK. As a result, our ability to conduct our business might be adversely affected.

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

Furthermore, market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business. For additional information on reinsurance, see “Additional information for SEC – General insurance and health claims reserves – Reinsurance”.

For the 2010 underwriting year the Group participated in a share of a reinsurer’s US property catastrophe reinsurance portfolio. Because this exposure does not correlate with the Group’s other general insurance exposure this provided a strategic opportunity to diversify the general insurance portfolio with a risk that had a high expected profit margin but also a high potential for loss. The modelled loss from a one in ten year annual loss scenario was £55 million compared to approximately £160 million when measured on a one in a hundred year annual loss scenario.

116
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

As a result of better than normal experience the arrangement delivered above average underwriting returns in 2010. Notwithstanding the good return in 2010 we have renewed the arrangement in 2011 on a reduced scale reflecting expected market conditions. The total expected loss from a one in ten year annual loss scenario is £40 million compared to approximately £100 million when measured on a one in a hundred year annual loss scenario.

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

Financial strength ratings

The insurance financial strength ratings of Aviva’s core operating subsidiaries are AA- (‘Very Strong’) with a stable outlook (Standard & Poor’s), Aa3 (‘Excellent’) with a stable outlook (Moody’s), and A (‘Excellent’) with a positive outlook (AM Best). These ratings represent the second highest of nine ratings categories for the Standard & Poor’s rating and the lowest within the category based on modifiers (i.e. AA+, AA and AA- are ‘Very Strong’); the second highest of nine ratings categories for the Moody’s rating and the lowest within the category based on modifiers (i.e. Aa1, Aa2 and Aa3 are ‘Excellent’); the second highest of nine rating categories for the AM Best rating and the highest within the category based on modifiers (i.e. A and A- are ‘Excellent’). The foregoing ratings reflect each rating agency’s opinion of the financial strength, operating performance and the ability to meet obligations for Aviva plc and Aviva’s core operating subsidiaries. These ratings are not evaluations relating to our common stock or the protection of our shareholders.

Rating organisations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. In view of the difficulties experienced recently by many financial institutions, including our competitors in the insurance industry, we believe it is possible that the rating agencies, including Standard & Poor’s, Moody’s and AM Best, will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate and may adjust upward the capital and other requirements employed in their models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we or others may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the insurance industry, our ratings could be downgraded at any time and without any notice by any rating agency. A downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. In addition, the interest rates we pay on our borrowings are affected by our debt credit ratings.

Our businesses are conducted in highly competitive environments and our continued profitability depends on management’s ability to respond to these pressures.

There are many factors which affect our ability to sell our products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of our markets, the Group faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high-growth markets, may limit our potential to grow our business as quickly as planned.

Our principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, Generali, Prudential and Standard Life. Our principal competitors in the general insurance market include Royal Bank of Scotland Insurance, RSA, Zurich, Axa and Allianz.

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

Our success and results are, to a certain extent, dependent on the strength of our brands and reputation. As part of our ongoing ‘One Aviva, Twice the Value’ strategy, we have been working to create a global Aviva brand, as well as rebrand businesses in the UK, Ireland and Poland under the Aviva name. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers’ expectations for the product range.

The use of inaccurate assumptions in pricing and reserving for insurance business may have an adverse effect on our business profitability.

The management of the life insurance business within the Group requires the life insurance companies to make a number of assumptions in relation to the business written, including with regard to the mortality and morbidity rates of our customers, the

Shareholder information

117
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

development of interest rates, persistency rates (the rates at which customers terminate existing policies prior to their maturity dates) and future levels of expenses. These assumptions may turn out to be incorrect.

When establishing their liabilities, our life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long-term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the amounts in total that will ultimately be necessary to pay liabilities under the policies written by the business. Amounts may vary from estimates, particularly in light of the long-term nature of the life insurance business. Changes in assumptions may also lead to changes in the level of capital required to be maintained. If the assumptions underlying our reserving methodology were to prove incorrect, we may need to increase the amount of our reserves, which could have a material adverse impact on the Group’s value, the results of our operation and/or financial condition and our ability to manage our businesses in an efficient manner. Examples of our reserving assumptions, which could prove to be incorrect, would include: actual claims experience being less favourable than the underlying assumptions; a higher than anticipated rate of future claims; or actual levels of future persistency being significantly lower than previously assumed. Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect. In relation to certain key risks such as weather catastrophes (e.g. a UK flood or Northern European windstorm), if actual claims experience is less favourable than the underlying assumptions, this would have an adverse impact on our profit. Additionally, man-made disasters including accidents and intentional events are difficult to predict with a high degree of accuracy. These would also have an adverse impact on our profit due to higher than expected claims.

Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate ultimate cost of all claims incurred but not settled at a given date, both reported and incurred but not reported (IBNR), together with the direct costs incurred in settling each claim (e.g. legal fees).

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

A strengthening in the longevity assumption used to calculate our long-term business liabilities would result in an increase in these reserves and reduce significantly our shareholders’ equity. As disclosed in ‘Financial statements IFRS – Note 54 – Risk management’, the impact on profit before tax of a 5% change in annuitant mortality at 31 December 2010 for long-term business would be £355 million loss.

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

We offer our products and services in Europe (including the UK), North America and the Asia Pacific region, through wholly owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required

118
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

If our business does not perform well or if actual experience versus estimates used in valuing and amortising Deferred Acquisition Costs (DAC) and Acquired value of in-force business (AVIF) vary significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect our results of operations or financial condition.

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are, in particular, related to the production of new and renewal business in respect of certain UK non-profit insurance business and certain US insurance business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates and expenses to administer the business. Of these factors, we anticipate that investment margins are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual experience is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to UK unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

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

Our valuation of Available For Sale (AFS) Securities and Fair Value (FV) Securities may include methodologies, estimations and assumptions which, by their nature, require judgement. The use of reasonable alternative methodologies, estimations and assumptions could result in changes to investment valuations that may materially adversely affect our results of operations or financial condition.

We value our AFS and FV securities using designated methodologies, estimation and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information or observable market data. At 31 December 2010, 4.5% of total assets carried at fair value were classified as Level 3, amounting to £12,349 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. See ‘IFRS critical accounting policies – Investments’.

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

Shareholder information

119
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including the UK, Ireland, the Netherlands and Canada. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty.

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

Our business is dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long-term nature of the majority of our business means that accurate records have to be maintained for significant periods. We also outsource several operations, including certain servicing and IT functions and are therefore at least partially reliant upon the operational processing performance of our outsourcing partners.

Our systems and processes on which we are dependent to serve our customers are designed to ensure that the operational risks associated with our activities are appropriately identified and addressed; however, they may nonetheless fail due to IT malfunctions, human error, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results. Although we have taken appropriate steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the specifics or timing of all possible operational and systems failures which may adversely impact our business. Additional detail of the types of operational risks associated with financial reporting is provided below in ‘Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.’

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.

Management of risk requires, among other things, policies and procedures to record properly and verify a large number of

120
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

transactions and events. We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive. Many of our methods for managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate, particularly in unusual markets and environments. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up to date or properly evaluated.

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

Our business is exposed to volatile natural and man-made disasters such as pandemics, hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Our life insurance operations, in particular, are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. Significant influenza pandemics have occurred three times in the last century, but neither the likelihood and timing, nor the severity of a future pandemic can be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

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

Our insurance subsidiaries worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time in ways having an adverse effect on our business. Furthermore, we cannot predict the timing or form of future regulatory initiatives. In the UK, our business is subject to regulation by the FSA, which has broad powers under the Financial Services and Markets Act (FSMA), including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA has the power to take a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to award compensation. The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the operation of business and like all UK regulated financial service companies, we face the risk that the FSA could find that we have failed to comply with applicable regulations or have not undertaken corrective action as required.

Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively.

In the UK, any such issues or disputes are typically resolved by the Financial Ombudsman Service (FOS) in the UK, or by litigation for individual policyholders. The FSA may intervene directly, however, where larger groups or matters of public policy are concerned. There have been several industry-wide issues in recent years in which the FSA has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts.

We have successfully completed the reattribution of the ‘inherited estate’ in the UK. The inherited estate refers to the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

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

Shareholder information

121
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

Furthermore, various jurisdictions in which we operate, including the UK, have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of our chosen markets, circumstances could arise where we, along with other companies, may be required to make such contributions. Additionally there is a risk to us and other insurers that we may be obliged to meet compensation costs arising from bank failures.

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

The Solvency II Directive (‘Solvency II’), an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. However, the more detailed implementing measures still need to be agreed and there is a risk that this could lead to a significant increase in the capital required to support our annuity and other business. There is evidence of heightened supervisory action throughout the world to assess and protect the financial position of regulated insurance companies. For example, the FSA has asked all life insurers in the UK to apply further stress tests to their solvency positions from 2008 to ensure they hold sufficient capital. Other European Regulators in certain countries in which we operate have adopted new rules – or indicated that they may adopt new rules in the future – relating to distributable reserves and retention of profits, which could affect the dividends our subsidiaries may pay to us.

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

Inconsistent application of directives by regulators in different European Union (EU) member states may place our business at a competitive disadvantage to other European financial services groups.

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

Such changes could include, for example, alterations to the regulatory framework for pension arrangements and policies or the regulation of selling practices and solvency requirements (including the implementation of the EU solvency framework for insurers, ‘Solvency II’). We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation. We face significant compliance challenges because our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming an increasingly active and aggressive role in interpreting and enforcing regulations in the jurisdictions in which we operate, for example in the UK, the extent of the regulator’s interpretation of the principle of ‘treating customers fairly’.

Regulatory changes or errors may affect the calculation of unit prices or deduction of charges for our unit-linked products which may require Aviva to compensate customers retrospectively.

A significant proportion of our product sales are unit-linked contracts, where product benefits are linked to the prices of underlying unit funds. Whilst comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds, which may be due to human error in data entry, IT-related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact our profits.

From time to time changes in the interpretation of existing tax laws, amendments to existing tax rates or the introduction of new tax legislation may adversely impact our business, results of operations and financial condition.

We operate in numerous tax jurisdictions around the world. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an

122
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

There are also specific rules governing the taxation of policyholders. We will be unable to predict accurately the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation (particularly if there is the withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may affect the future long-term business and the decisions of policyholders. The impact of such changes upon us might depend on the mix of business in force at the time of such change and could have a material adverse effect on our business, results of operations and/or financial condition.

The design of life insurance products by our life insurance companies takes into account a number of factors, including risks, benefits, charges, expenses, investment returns (including bonuses) and taxation. The design of long-term insurance products is based on the tax legislation in force at that time. Changes in tax legislation or in the interpretation of tax legislation may therefore, when applied to such products, have a material adverse effect on the financial condition of the relevant long-term business fund of the company in which the business was written.

The governance arrangements in place with Delta Lloyd N.V. could impact on how we can direct the day-to-day management of the internal operations of this subsidiary.

Delta Lloyd N.V. is one of the Group’s majority-owned subsidiaries consolidated in the Aviva plc IFRS financial statements. Delta Lloyd N.V. is subject to the provisions of Dutch corporate law and particularly the Dutch ‘full large company’ regime. Under this regime, Delta Lloyd has a two-tier Board structure consisting of an Executive Board and a Supervisory Board. The Executive Board is the executive body and is responsible for day-to-day management of Delta Lloyd and for its strategy, policy and operations. The Supervisory Board advises and supervises Delta Lloyd’s Executive Board and is the body having the right to appoint and dismiss that Board. The Supervisory Board’s approval is required for certain important decisions of the Executive Board. For governance purposes, our interests are represented through our two members of the Supervisory Board, which has a duty to a wide variety of stakeholders, including its shareholders. The members of the Supervisory Board are appointed by the General meeting based on nominations by the Supervisory Board directors, taking into account recommendations of the shareholders and the Works Council. These arrangements could impact on how we can influence the day-to-day management of Delta Lloyd’s internal operations.

Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The US Sarbanes-Oxley Act of 2002 and related regulations subsequently implemented by the SEC and the NYSE require changes to some of our accounting and corporate governance practices, including the requirement to provide our first management report as required by Section 404 of the Sarbanes-Oxley Act on our internal control over financial reporting for the year ending 31 December 2010 and for future years. See “Additional disclosures for SEC – Management’s annual report on internal control over financial reporting”. In the event that we are unable to maintain compliance with Section 404 and other provisions of the Sarbanes-Oxley Act and related rules, such non-compliance may adversely affect us.

As a UK listed company, we have been operating a control framework that involves regular self-assessments of internal controls to ensure we meet existing compliance requirements applicable to us under the Combined Code on Corporate Governance and the Turnbull Guidance on Internal Control. This control framework was based on the criteria established in ‘Internal Control – Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Results of these assessments are reported twice a year to our Audit Committee and our external auditors.

Given our continued commitment to improve our internal control over financial reporting, and following our listing on a US stock exchange, we have continued our implementation of an enhanced control framework, referred to as the Financial Reporting Control Framework (FRCF), which meets the requirements of Section 404 of the Sarbanes-Oxley Act.

We expect that compliance with these rules and regulations will continue to require significant management attention and there will be substantial costs associated with this. Our internal controls over financial reporting will also have to be updated to reflect any changes to our business such as internal restructuring, corporate development, significant IT projects or other developments in future years.

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

In recent years we have completed a number of acquisitions around the world. We may make further acquisitions in the

Shareholder information

123
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

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

Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Aviva plc’s principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends, which in some circumstances could limit our ability to pay dividends to shareholders. In the current economic environment, such restrictions could become more stringent.

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

Fluctuations in the exchange rate for converting pound sterling into US dollars may affect the value of our ADSs. Specifically, as the relative value of the pound sterling against the US dollar declines, each of the following values will also decline:

■	the US dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADSs in the US to also decline;
■	the US dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the UK of any our ordinary shares withdrawn from the depositary; and
■	the US dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

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

The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either of us:

■	are prevented from or delayed in performing any obligation by circumstances beyond our/their control;
■	exercise or fail to exercise discretion under the Deposit Agreement; or
■

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

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with us) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing of such rights or other securities and distributing the net proceeds in US dollars to ADR holders. Given the significant number of our ADR holders in the US, we generally would be required to register with the SEC any public offering of rights, warrants or other securities made to our ADR holders unless an exemption from the registration requirements of the US securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the US, including to our ADR holders in the US, and rather only conduct such an offering in an ‘offshore’ transaction in accordance with ‘Regulation S’ under the US Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

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

124
Aviva plc Annual Report on Form 20-F 2010	Shareholder information continued

a result of these factors, holders may not be able to resell their ADSs or ordinary shares at or above the price which they paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

■	investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;
■	announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;
■	changes in our dividend policy, which could result from changes in our cash flow and capital position;
■	sales of blocks of our shares by significant shareholders;
■	hedging activities on our shares;
■	a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumours of such downgrades;
■	actual or potential litigation involving us or the insurance or fund management industries generally;
■	changes in financial estimates and recommendations by securities research analysts;
■	fluctuations in foreign exchange rates and interest rates;
■	the performance of other companies in the financial services’ sector;
■	regulatory developments in the principal markets in which we operate;
■	international or local political, economic and market conditions; and
■	unforeseen events such as natural disaster or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a ‘foreign private issuer’ in the US we are exempt from certain rules under the US securities laws and are permitted to file less information with the SEC than US companies.

As a ‘foreign private issuer’, we are exempt from certain rules under the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and ‘short-swing’ profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADRs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Although we must comply with UK listing rules on insider reporting of share ownership and on protection of inside information, there may be less publicly available information concerning us than there is for US public companies.

Judgements of US courts may not be enforceable against us.

Judgements of US courts, including those predicated on the civil liability provisions of the Federal securities laws of the US, may not be enforceable in courts in the United Kingdom. As a result, our shareholders who obtain a judgement against us in the US may not be able to require us to pay the amount of the judgement.

Limitations on Enforceability of Civil Liabilities under US Federal Securities Laws.

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

# Financial statements IFRS

## In this section

| | Page |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 126 |
| **Accounting policies** | 127 |
| **Consolidated financial statements:** | 141 |
| Consolidated income statement | 141 |
| Consolidated statement of comprehensive income | 142 |
| Consolidated statement of changes in equity | 143 |
| Consolidated statement of financial position | 146 |
| Consolidated statement of cash flows | 147 |
| **Notes to the consolidated financial statements** | 148 |
| 1 Exchange rates | 148 |
| 2 Presentation changes | 148 |
| 3 Subsidiaries | 149 |
| 4 Segmental information | 152 |
| 5 Details of income | 161 |
| 6 Details of expenses | 162 |
| 7 Finance costs | 163 |
| 8 Employee information | 164 |
| 9 Auditors' remuneration | 165 |
| 10 Tax | 166 |
| 11 Earnings per share | 168 |
| 12 Dividends and appropriations | 169 |
| 13 Goodwill | 170 |
| 14 Acquired value of in-force business (AVIF) and intangible assets | 174 |
| 15 Interests in, and loans to, joint ventures | 175 |
| 16 Interests in, and loans to, associates | 178 |
| 17 Property and equipment | 180 |
| 18 Investment property | 181 |
| 19 Fair value methodology | 182 |
| 20 Loans | 186 |
| 21 Securitised mortgages and related assets | 187 |
| 22 Financial investments | 189 |
| 23 Receivables | 192 |
| 24 Deferred acquisition costs and other assets | 192 |
| 25 Assets held to cover linked liabilities | 194 |
| 26 Ordinary share capital | 194 |
| 27 Equity compensation plans | 195 |
| 28 Shares held by employee trusts | 198 |
| 29 Preference share capital | 198 |
| 30 Direct capital instruments | 199 |
| 31 Merger reserve | 199 |
| 32 Other reserves | 200 |
| 33 Retained earnings | 201 |
| 34 Non-controlling interests | 201 |
| 35 Contract liabilities and associated reinsurance | 202 |
| 36 Insurance liabilities | 203 |
| 37 Liability for investment contracts | 213 |
| 38 Financial guarantees and options | 215 |
| 39 Reinsurance assets | 218 |
| 40 Effect of changes in assumptions and estimates during the year | 220 |
| 41 Unallocated divisible surplus | 220 |
| 42 Special bonus and reattribution of the inherited estate | 221 |
| 43 Tax assets and liabilities | 222 |
| 44 Provisions | 223 |
| 45 Pension obligations | 224 |
| 46 Borrowings | 232 |
| 47 Payables and other financial liabilities | 236 |
| 48 Other liabilities | 236 |
| 49 Contingent liabilities and other risk factors | 237 |
| 50 Commitments | 238 |
| 51 Statement of cash flows | 239 |
| 52 Group capital structure | 240 |
| 53 Capital statement | 241 |
| 54 Risk management | 244 |
| 55 Derivative financial instruments | 258 |
| 56 Assets under management | 260 |
| 57 Related party transactions | 260 |
| **Financial Statement Schedule – Financial statements of the company** | 262 |

Financial statements IFRS

126
Aviva plc Annual Report on Form 20-F 2010	Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited the accompanying consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also include the financial statement schedule listed in the Index at Item 18. These financial statements and the schedule are the responsibility of the Aviva plc’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2(b) to the consolidated financial statements, Aviva plc changed the classification of cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control as a result of retrospective adoption of the amendments to IAS 7 ‘Statement of Cash Flows’, effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aviva plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 23 March 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, United Kingdom

23 March 2011

Financial statements IFRS

127
Aviva plc Annual Report on Form 20-F 2010	Accounting policies

Aviva plc (the ‘Company’), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the ‘Group’ or ‘Aviva’) transacts life assurance and long-term savings business, fund management and most classes of general insurance and health business through its subsidiaries, associates and branches in the UK, Ireland, continental Europe, United States (US), Canada, Asia, Australia and other countries throughout the world.

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

(A) Basis of presentation

Since 2005, all European Union listed companies have been required to prepare consolidated financial statements using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The date of transition to IFRS was 1 January 2004. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the European Union, the Group and Company have also complied with IFRS as issued by the International Accounting Standards Board and applicable at 31 December 2010.

In 2008, the IASB issued revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements. The former introduced a number of changes in accounting for such transactions that impact the amount of goodwill recognised, the reported results in the period an acquisition occurs and future reported results. The latter now requires a change in the ownership interest of a subsidiary (without loss of control) to be accounted for as an equity transaction, rather than giving rise to goodwill or a gain or loss. Consequential amendments were made to IAS 7, Statement of Cash Flows, IAS 12, Income Taxes, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures.

During 2008 and 2009, the IASB also issued amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 39, Financial Instruments: Recognition and Measurement and the results of its annual improvements project. IFRIC interpretation 17, Distributions of Non-cash Assets to Owners, issued in 2008, has also been endorsed by the EU.

These are all applicable for the first time in the current accounting period and are now reflected in the Group’s financial reporting, with no material impact other than on presentation as described in note 2(b).

Further amendments to IFRS 1, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments – Presentation, and the results of its next annual improvements project have been issued and endorsed by the EU, while other amendments to IFRS 1, IFRS 7, Financial Instruments – Disclosures, and IAS 12 have been issued but have not yet been so endorsed. These are applicable prospectively for accounting periods commencing 1 February 2010 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any material impact on the Group’s financial reporting.

In 2009, the IASB issued IFRS 9, Financial Instruments – Classification and Measurement, followed by additional requirements on accounting for financial liabilities in 2010. These are the first two parts of a replacement standard for IAS 39. They are applicable prospectively for accounting periods commencing 1 January 2013 or later, and are therefore not applicable for the current accounting period. IFRS 9 has not yet been endorsed by the EU but, on adoption, will require us to review the classification of certain financial instruments while allowing us to retain fair value measurement as we deem necessary. We have not yet completed our assessment of its impact.

IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, were issued during 2008 and 2009 and have been endorsed by the EU. These are applicable prospectively for accounting periods commencing 1 July 2010 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any impact on our financial reporting.

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

The separate financial statements of the Company are on pages 262 to 270.

128
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

(B) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

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

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	E&J
Goodwill, AVIF and intangible assets	M
Fair values of financial investments	R
Impairment of financial investments	R
Fair value of derivative financial instruments	S
Deferred acquisition costs and other assets	V
Provisions and contingent liabilities	Y
Pension obligations	Z
Deferred income taxes	AA

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

From 1 January 2004, the date of first time adoption of IFRS, the Group is required to use the acquisition method of accounting to account for the acquisition of subsidiaries. Under this method, the cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see policy M below). Any surplus of the acquirer’s interest in the subsidiary’s net assets over the cost of acquisition is credited to the income statement.

For business combinations for which the acquisition date is on or after 1 January 2010, the Group is required to use the acquisition method of accounting. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Group has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the consideration transferred over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Acquisition-related costs incurred are expensed as incurred. Transactions that do not result in a loss of control are treated as equity transactions with non-controlling interests.’

Merger accounting and the merger reserve

Prior to 1 January 2004, certain significant business combinations were accounted for using the ‘pooling of interests method’ (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account. These transactions have not been restated, as permitted by the IFRS 1 transitional arrangements.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the UK Companies Act 1985 and, from 1 October 2009, the UK Companies Act 2006.

Financial statements IFRS

129
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

Investment vehicles

In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day to day according to the Group’s and third-party participation in them. Where Group companies are deemed to control such vehicles, with control determined based on an analysis of the guidance in IAS 27 and SIC 12, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as ‘Net asset value attributable to unitholders’ in the consolidated statement of financial position. Where the Group does not control such vehicles, and these investments are held by its insurance or investment funds, they do not meet the definition of associates (see below) and are, instead, carried at fair value through profit and loss within financial investments in the consolidated statement of financial position, in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

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

Associates and joint ventures

Associates are entities over which the Group has significant influence, but which it does not control. Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are entities whereby the Group and other parties undertake an economic activity which is subject to joint control arising from a contractual agreement. In a number of these, the Group’s share of the underlying assets and liabilities may be greater than 50% but the terms of the relevant agreements make it clear that control is not exercised. Such jointly controlled entities are referred to as joint ventures in these financial statements.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred between entities.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in policy M, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence or joint control over the investment.

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

(D) Foreign currency translation

Income statements and cash flows of foreign entities are translated into the Group’s presentation currency at average exchange rates for the year while their statements of financial position are translated at the year-end exchange rates. Exchange differences arising from the translation of the net investment in foreign subsidiaries, associates and joint ventures, and of borrowings and other currency instruments designated as hedges of such investments, are recognised in other comprehensive income and taken to the currency translation reserve within equity. On disposal of a foreign entity, such exchange differences are transferred out of this reserve and are recognised in the income statement as part of the gain or loss on sale. The cumulative translation differences were deemed to be zero at the transition date to IFRS.

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

130
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

As noted in policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers, the most recent version of which was issued in December 2005 and amended in December 2006. In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly. One such example is our adoption of Financial Reporting Standard 27, Life Assurance, (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in policy J below and in note 53.

(F) Premiums earned

Premiums on long-term insurance contracts and participating investment contracts are recognised as income when receivable, except for investment-linked premiums which are accounted for when the corresponding liabilities are recognised. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognised at the date when payments are due. Premiums are shown before deduction of commission and before any sales-based taxes or duties. Where policies lapse due to non-receipt of premiums, then all the related premium income accrued but not received from the date they are deemed to have lapsed is offset against premiums.

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

Initiation and other ‘front-end’ fees (fees that are assessed against the policyholder balance as consideration for origination of the contract) are charged on some non-participating investment and investment fund management contracts. Where the investment contract is recorded at amortised cost, these fees are deferred and recognised over the expected term of the policy by an adjustment to the effective yield. Where the investment contract is measured at fair value, the front-end fees that relate to the provision of investment management services are deferred and recognised as the services are provided.

(H) Other fee and commission income

Other fee and commission income consists primarily of fund management fees, income from the RAC’s non-insurance activities, distribution fees from mutual funds, commissions on reinsurance ceded, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Reinsurance commissions receivable are deferred in the same way as acquisition costs, as described in policy V. All other fee and commission income is recognised as the services are provided.

Financial statements IFRS

131
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates and those relating to UK with-profit and non-profit contracts, to be consistent with the value of the backing assets. For liabilities relating to UK with-profit contracts, the Group has adopted FRS 27, Life Assurance, as described in policy F above, in addition to the requirements of IFRS.

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

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 36(b). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority, adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

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

132
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

General insurance and health provisions

(i) Outstanding claims provisions

General insurance and health outstanding claims provisions are based on the estimated ultimate cost of all claims incurred but not settled at the statement of financial position date, whether reported or not, together with related claims handling costs. Significant delays are experienced in the notification and settlement of certain types of general insurance claims, particularly in respect of liability business, including environmental and pollution exposures, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Any estimate represents a determination within a range of possible outcomes. Further details of estimation techniques are given in note 36(c).

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period. The range of discount rates used is described in note 36(c). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

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

Other assessments and levies

The Group is subject to various periodic insurance-related assessments or guarantee fund levies. Related provisions are established where there is a present obligation (legal or constructive) as a result of a past event. Such amounts are not included in insurance liabilities but are included under ‘Provisions’ in the statement of financial position.

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

Financial statements IFRS

133
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

Intangible assets

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. The economic lives of the latter are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position and the period of control over the assets. These intangibles are amortised over their useful lives, which range from five to 30 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under ‘Other operating expenses’. For intangibles with finite lives, a provision for impairment will be charged where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing

For impairment testing, goodwill and intangibles with indefinite useful lives have been allocated to cash-generating units. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 13.

134
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

■	Land	No depreciation
■	Properties under construction	No depreciation
■	Owner-occupied properties, and related mechanical and electrical equipment	25 years
■	Motor vehicles	Three years, or lease term if longer
■	Computer equipment	Three to five years
■	Other assets	Three to five years

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

Borrowing costs directly attributable to the acquisition and construction of property and equipment are capitalised. All repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the most recently assessed standard of performance of the existing asset will flow to the Group and the renovation replaces an identifiable part of the asset. Major renovations are depreciated over the remaining useful life of the related asset.

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

(Q) Derecognition and offset of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

■	The rights to receive cash flows from the asset have expired.
■	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement.
■

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

Financial statements IFRS

135
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

(R) Financial investments

The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this accounting policy as ‘other than trading’).

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

Investments carried at fair value are measured using a fair value hierarchy, described in note 19, with values based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer.

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

Impairment

The Group reviews the carrying value of its loans and receivables and AFS investments on a regular basis. If the carrying value of a loan, receivable or AFS investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgement:

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

AFS equity securities: An AFS equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either at least 20% for a continuous six-month period or more than 40% at the end of the reporting period. Evidence to the contrary may include a significant rise in value of the equity security, for example as a result of a merger announced after the period end. We also review our largest equity holdings for evidence of impairment, as well as individual equity holdings in industry sectors known to be in difficulty. Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

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

Reversals of impairments on any of these assets are only recognised where the decrease in the impairment can be objectively related to an event occurring after the write-down (such as an improvement in the debtor’s credit rating), and are not recognised in respect of equity instruments.

136
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 55.

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

Exposure to gain or loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

Derivative instruments for hedging

On the date a derivative contract is entered into, the Group designates certain derivatives as either:

(i)	a hedge of the fair value of a recognised asset or liability (fair value hedge)
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

Changes in the fair value of derivatives that are designated and qualify as net investment or cash flow hedges, and that prove to be highly effective in relation to the hedged risk, are recognised in other comprehensive income and a separate reserve within equity. Gains and losses accumulated in this reserve are included in the income statement on disposal of the relevant investment or occurrence of the cash flow as appropriate. Changes in the fair value of derivatives that are designated and qualify as fair value hedges against assets carried at amortised cost are adjusted against the carrying value of the hedged asset to the extent those changes relate to the hedged risk. This adjustment is then amortised to the income statement over the anticipated remaining life of the hedged instrument. Where the hedge is against the value of AFS securities, changes in its value are recognised in the income statement, partially or wholly offset by a transfer from the investment valuation reserve for the change in value of the hedged item.

The Group discontinues hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Financial statements IFRS

137
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

At each reporting date, we review loans carried at amortised cost for objective evidence that they are impaired and uncollectable, either at the level of an individual security or collectively within a group of loans with similar credit risk characteristics. To the extent that a loan is uncollectable, it is written down as impaired to its recoverable amount, measured as the present value of expected future cash flows discounted at the original effective interest rate of the loan, including any collateral receivable. Subsequent recoveries in excess of the loan’s written-down carrying value are credited to the income statement.

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

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 47). However, where the Group has a currently enforceable legal right of set-off, the collateral liability and associated derivative balances are shown net, in line with market practice. Non-cash collateral received is not recognised in the statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.

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

Other assets include vehicles which are subject to repurchase agreements and inventories of vehicle parts. The former are carried at the lower of their agreed repurchase price or net realisable value, whilst the latter are carried at the lower of cost and net realisable value, where cost is arrived at on the weighted average cost formula or ‘first in first out’ (FIFO) basis. Provision is made against inventories which are obsolete or surplus to requirements.

138
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

For defined benefit plans, the pension costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The resulting pension scheme surplus or deficit appears as an asset or liability in the consolidated statement of financial position.

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

Financial statements IFRS

139
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

Equity compensation plans

The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ Remuneration Report and in note 27.

The Group accounts for options and awards under equity compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the ‘fair value method’). Under this method, the cost of providing equity compensation plans is based on the fair value of the share awards or option plans at date of grant, which is recognised in the income statement over the expected vesting period of the related employees and credited to the equity compensation reserve, part of shareholders’ funds.

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

(AA) Income taxes

The current tax expense is based on the taxable profits for the year, after any adjustments in respect of prior years. Tax, including tax relief for losses if applicable, is allocated over profits before taxation and amounts charged or credited to components of other comprehensive income and equity as appropriate.

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

In addition to paying tax on shareholders’ profits, the Group’s life businesses in the UK, Ireland and Singapore (and Australia prior to its disposal in 2009) pay tax on policyholders’ investment returns (‘policyholder tax’) on certain products at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense. The Group has decided to show separately the amounts of policyholder tax to provide a more meaningful measure of the tax the Group pays on its profits.

140
Aviva plc Annual Report on Form 20-F 2010	Accounting policies continued

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

Financial statements IFRS

141
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2010

Note	2010 £m	2009 £m	2008 £m
Income	5
Gross written premiums	36,274	34,690	36,206
Premiums ceded to reinsurers	(1,863)	(2,576)	(1,841)
Premiums written net of reinsurance	34,411	32,114	34,365
Net change in provision for unearned premiums	(75)	559	277
Net earned premiums	F	34,336	32,673	34,642
Fee and commission income	G & H	1,782	1,789	1,885
Net investment income	I	21,993	25,155	(16,043)
Share of profit/(loss) after tax of joint ventures and associates	131	(504)	(1,128)
Profit on the disposal and re-measurement of subsidiaries and associates	3b	159	153	7
58,401	59,266	19,363
Expenses	6
Claims and benefits paid, net of recoveries from reinsurers	(29,152)	(27,549)	(29,353)
Change in insurance liabilities, net of reinsurance	(7,177)	(5,682)	3,885
Change in investment contract provisions	(8,741)	(11,185)	10,629
Change in unallocated divisible surplus	329	(1,547)	4,482
Fee and commission expense	(5,867)	(4,396)	(4,411)
Other expenses	(3,537)	(5,366)	(5,416)
Finance costs	7	(1,422)	(1,519)	(1,547)
(55,567)	(57,244)	(21,731)
Profit/(loss) before tax	2,834	2,022	(2,368)
Tax attributable to policyholders’ returns	10	(394)	(217)	1,068
Profit/(loss) before tax attributable to shareholders’ profits	2,440	1,805	(1,300)
Tax (expense)/credit	AA & 10	(942)	(707)	1,483
Less: tax attributable to policyholders’ returns	10	394	217	(1,068)
Tax attributable to shareholders’ profits	(548)	(490)	415
Profit/(loss) for the year	1,892	1,315	(885)
Attributable to:
Equity shareholders of Aviva plc	1,463	1,085	(915)
Non-controlling interests	34b	429	230	30
1,892	1,315	(885)
Earnings per share	AE & 11
Basic (pence per share)	50.4	p	37.8	p	(36.8	)p
Diluted (pence per share)	49.6	P	37.5	p	(36.8	)p

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

142
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of comprehensive income

For the year ended 31 December 2010

	Note	2010 £m	2009 £m	2008 £m
Profit/(loss) for the year		1,892	1,315	(885)

Other comprehensive income
Investments classified as available for sale
Fair value gains/(losses)		693	1,011	(2,344)
Fair value gains transferred to profit on disposals		(160)	(310)	(126)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		179	482	830
Owner-occupier properties
Fair value losses		(46)	(25)	(37)
Share of other comprehensive income of joint ventures and associates		(26)	122	(93)
Actuarial gains/(losses) on pension schemes	45e(iv)	999	(1,140)	(929)
Actuarial losses on pension schemes transferred to unallocated divisible surplus and other movements	45c(i)	(18)	24	78
Foreign exchange rate movements	32 & 34b	(78)	(951)	2,684
Aggregate tax effect – shareholder tax	10b	(112)	(196)	219
Other comprehensive income, net of tax		1,431	(983)	282
Total comprehensive income for the year		3,323	332	(603)

Attributable to:
Equity shareholders of Aviva plc		2,950	240	(1,104)
Non-controlling interests	34b	373	92	501
		3,323	332	(603)

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

Financial statements IFRS

143
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of changes in equity

For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,463	1,463	—	429	1,892
Other comprehensive income	—	—	—	—	—	(38)	(21)	411	78	—	1,057	1,487	—	(56)	1,431
Total comprehensive income for the year	—	—	—	—	—	(38)	(21)	411	78	—	2,520	2,950	—	373	3,323
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(757)	(757)	—	—	(757)
Shares issued in lieu of dividends	13	—	(13)	—	—	—	—	—	—	—	209	209	—	—	209
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	42	42
Dilution of shareholding in Delta Lloyd	—	—	—	—	—	(3)	—	(1)	—	—	(4)	(8)	—	8	—
Non-controlling interests’ share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	3	3
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Shares acquired by employee trusts	—	—	—	—	(14)	—	—	—	—	—	—	(14)	—	—	(14)
Shares distributed by employee trusts	—	—	—	—	50	—	—	—	—	—	(50)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	41	—	41	—	—	41
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(51)	51	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

144
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of changes in equity continued

For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Non-controlling interests £m	Total equity £m
At 1 January 2009	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,085	1,085	—	230	1,315
Other comprehensive income	—	—	—	—	—	(1,110)	(26)	1,030	332	—	(1,071)	(845)	—	(138)	(983)
Total comprehensive income for the year	—	—	—	—	—	(1,110)	(26)	1,030	332	—	14	240	—	92	332
Owner-occupied properties –
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	(1)	—	—	—	1	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(853)	(853)	—	—	(853)
Issues of share capital	1	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Shares issued in lieu of dividends	27	—	(27)	—	—	—	—	—	—	—	299	299	—	—	299
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Transfers to non-controlling interests following Delta Lloyd IPO	—	—	—	—	—	(351)	(26)	(156)	—	—	3	(530)	—	1,460	930
Minority share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(111)	(111)
Shares acquired by employee trusts	—	—	—	—	(53)	—	—	—	—	—	—	(53)	—	—	(53)
Shares distributed by employee trusts	—	—	—	—	18	—	—	—	—	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	56	—	56	—	—	56
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(60)	60	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

Financial statements IFRS

145
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of changes in equity continued

For the year ended 31 December 2008

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner- occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Non- controlling interests £m	Total equity £m
At 1 January 2008	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,434	13,242	990	1,795	16,027
Loss for the year	—	—	—	—	—	—	—	—	—	—	(915)	(915)	—	30	(885)
Other comprehensive income	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(836)	(189)	—	471	282
Total comprehensive income for the year	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(1,751)	(1,104)	—	501	(603)
Owner-occupied properties –
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	1	—	—	—	(1)	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(975)	(975)	—	—	(975)
Issues of share capital	2	—	18	—	—	—	—	—	—	—	—	20	—	—	20
Shares issued in lieu of dividends	7	—	(7)	—	—	—	—	—	—	—	170	170	—	—	170
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	36	36
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Non-controlling interests in acquired subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	43	43
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Shares acquired by employee trusts	—	—	—	—	(29)	—	—	—	—	—	—	(29)	—	—	(29)
Shares distributed by employee trusts	—	—	—	—	6	—	—	—	—	—	(6)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	39	—	39	—	—	39
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(15)	15	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

146
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of financial position

As at 31 December 2010

	Note	2010 £m	2009 £m
Assets
Goodwill	M & 13	3,391	3,381
Acquired value of in-force business and intangible assets	M & 14	2,806	2,860
Interests in, and loans to, joint ventures	C & 15	1,994	1,701
Interests in, and loans to, associates	C & 16	643	1,281
Property and equipment	N & 17	750	753
Investment property	O & 18	13,064	12,422
Loans	T & 20	43,074	41,079
Financial investments	Q, R & 22	253,288	238,679
Reinsurance assets	L & 39	7,084	7,572
Deferred tax assets	AA &43b	288	218
Current tax assets	43a	198	359
Receivables	23	8,295	9,632
Deferred acquisition costs and other assets	V & 24	6,072	5,621
Prepayments and accrued income	24d	3,691	3,604
Cash and cash equivalents	W & 51d	25,455	25,176
Assets of operations classified as held for sale	AF & 3c	14	53
Total assets		370,107	354,391
Equity
Capital	AC
Ordinary share capital	26	705	692
Preference share capital	29	200	200
		905	892
Capital reserves
Share premium	26b	1,194	1,207
Merger reserve	C & 31	3,271	3,271
		4,465	4,478
Shares held by employee trusts	28	(32)	(68)
Other reserves	32	2,245	1,829
Retained earnings	33	5,411	3,425
Equity attributable to shareholders of Aviva plc		12,994	10,556
Direct capital instrument	30	990	990
Non-controlling interests	34	3,741	3,540
Total equity		17,725	15,086
Liabilities
Gross insurance liabilities	J & 36	177,700	171,092
Gross liabilities for investment contracts	K & 37	117,787	110,015
Unallocated divisible surplus	J & 41	3,428	3,866
Net asset value attributable to unitholders	C	9,032	9,894
Provisions	Y, Z & 44	2,943	3,980
Deferred tax liabilities	AA & 43b	1,758	1,038
Current tax liabilities	43a	314	192
Borrowings	AB & 46	14,949	15,000
Payables and other financial liabilities	Q & 47	20,292	20,542
Other liabilities	48	4,179	3,653
Liabilities of operations classified as held for sale	AF & 3c	—	33
Total liabilities		352,382	339,305
Total equity and liabilities		370,107	354,391

Approved by the Board on 23 March 2011.

Patrick Regan

Chief financial officer

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

Financial statements IFRS

147
Aviva plc Annual Report on Form 20-F 2010	Consolidated financial statements continued

Consolidated statement of cash flows

For the year ended 31 December 2010

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2010 £m	2009 £m	2008 £m
Cash flows from operating activities	51a
Cash generated from operations		2,213	3,286	8,737
Tax paid		(406)	(601)	(642)
Net cash from operating activities		1,807	2,685	8,095
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	51b	477	(596)	(336)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51c	251	201	353
Disposal of non-controlling interest in subsidiary		15	—	(65)
New loans to joint ventures and associates		(64)	(145)	(182)
Repayment of loans to joint ventures and associates		5	99	52
Net new loans to joint ventures and associates	15a & 16a	(59)	(46)	(130)
Purchases of property and equipment	17	(225)	(149)	(216)
Proceeds on sale of property and equipment		61	188	59
Purchases of intangible assets	14	(156)	(30)	(60)
Net cash from investing activities		364	(432)	(395)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs		—	1	20
Treasury shares purchased for employee trusts		(14)	(53)	(29)
New borrowings drawn down, net expenses		3,647	4,260	5,515
Repayment of borrowings		(2,887)	(3,853)	(5,217)
Net drawdown of borrowings	46e	760	407	298
Interest paid on borrowings		(1,421)	(1,199)	(1,537)
Preference dividends paid		(17)	(17)	(17)
Ordinary dividends paid		(472)	(476)	(732)
Coupon payments on direct capital instruments		(59)	(61)	(56)
Capital contributions from non-controlling interests		42	6	(14)
Dividends paid to non-controlling interests of subsidiaries		(187)	(109)	36
Partial disposal of subsidiary	2b & 51c	—	930	(106)
Net cash from financing activities		(1,368)	(571)	(2,137)
Net increase in cash and cash equivalents		803	1,682	5,563
Cash and cash equivalents at 1 January		24,251	23,531	15,134
Effect of exchange rate changes on cash and cash equivalents		(359)	(962)	2,834
Cash and cash equivalents at 31 December	51d	24,695	24,251	23,531

The accounting policies (identified alphabetically) on pages 127 to 140 and notes (identified numerically) on pages 148 to 261 are an integral part of these financial statements.

148
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of €1 = £0.85 (2009: €1 = £0.88; 2008: €1 = £0.80) and £1 = US$1.55 (2009: £1= US$1.57; 2008: £1 = US$1.85). Assets and liabilities have been translated at the year-end rate of €1 = £0.86 (2009: €1 = £0.88; 2008: €1 = £0.97) and £1 = US$1.57 (2009: £1= US$1.61; 2008: £1 = US$1.44).

Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £34 million (2009: £154 million gain; 2008: £327 million loss).

2 – Presentation changes

(a) Pension scheme net finance costs

In financial years prior to and including 2008, the net finance income on the Group’s defined benefit pension schemes, representing the surplus of expected income on scheme assets over the unwind of the discount on their liabilities, was classified as investment income in the consolidated income statement. Since adoption of IFRS in 2004, this figure had always been in a net finance income position but movements in scheme deficits and interest rates resulted in a net finance charge in 2009. For consistency with prior years, this net charge was included within investment income in the Group’s 2009 financial statements. In 2010, there is again a net finance charge which we believe should more appropriately be included within finance costs in the consolidated income statement. For consistency and comparability, we have therefore reclassified the 2009 comparative (£183 million) from net investment income to finance costs. 2008 comparatives are unaffected.

(b) Reclassification within the statement of cash flows

As described in accounting policy A, the Group has adopted the revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements, and consequential amendments to several other accounting standards, in its financial reporting for the current accounting period. One such amendment to IAS 7, Statement of Cash Flows, requires cash flows arising from changes in ownership interests in a subsidiary, which do not result in a loss of control, to be classified as cash flows from financing activities, in the same way as other transactions with equity holders. The Group’s partial disposal of Delta Lloyd through its Initial Public Offering in 2009 gave rise to net cash proceeds of £930 million, which was disclosed as arising from investing activities in our consolidated statement of cash flows last year. As a result of the amendment to IAS 7 described above, we have reclassified that amount from investing activities to financing activities in the 2009 comparatives to this year’s statement. This resulted in a change in net cash from investing activities from £498 million inflow to £432 million outflow, and from financing activities from £1,501 million outflow to £571 million outflow. 2008 comparatives are unaffected.

Financial statements IFRS

149
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

3 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed on pages 16 to 17.

(a) Acquisitions

(i) River Road Asset Management

On 24 February 2010, the Group acquired 100% of River Road Asset Management (River Road), a US equity manager, to support the expansion of Aviva Investors’ third-party institutional asset management business. The total consideration was estimated as £83 million (US$128 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises undiscounted contingent consideration.

The contingent consideration arrangement requires the Group to pay additional amounts, based on a multiple of the earnings (1.0792 times) during the next five years, up to a maximum of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million). A fair value liability of £24 million, using a discount rate of 17%, has been recognised for potential consideration that is payable in 2014, 2015 and 2016.

The acquisition has given rise to goodwill of £29 million, calculated as follows:

£m
Purchase cost:
Cash paid	37
Contingent consideration arrangement (fair value)	24
Total consideration	61

The estimated book and fair values of the assets and liabilities at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Intangible assets	—	31	31
Receivables and other assets	3	—	3
Total assets	3	31	34
Liabilities
Payables and other liabilities	(2)	—	(2)
Total liabilities	(2)	—	(2)
Total identifiable net assets	1	31	32
Goodwill arising on acquisition			29

The fair value adjustment for intangible assets relates to customer relationships acquired. Goodwill of £29 million arising from this acquisition consists largely of the expected benefits from new business and new product introductions.

The results of River Road have been included in the consolidated financial statements of the Group with effect from 24 February 2010, and have contributed £10 million revenues and £4 million loss to the consolidated profit before tax. Had it been consolidated from 1 January 2010, River Road would have contributed £12 million revenues and £5 million loss to the consolidated profit before tax.

(ii) RBS Life Investments Limited

During the year, the Group reviewed its relationship with RBS Group plc (RBSG) which comprised interests in two associates, RBS Life Investments Limited (RBS Life) and RBSG Collective Investments Limited (RBS Collective), and a distribution arrangement for the products of these companies. The parties agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective through a share-for-share exchange. Separately, a new distribution agreement would be signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.

On 31 December 2010, the Group acquired 50.01% of the shares of RBS Life from RBSG. Combined with our existing 49.99% interest, the Group now owns all the ordinary shares of that entity, and has full control. It is being consolidated as a subsidiary from that date.

As consideration for the acquisition, the Group transferred its 49.99% shareholding in RBS Collective to RBSG, together with cash of £3 million for 2010 performance variance. In addition, the existing distribution agreement ceased. Because of the nature of the transaction, the Group’s pre-existing interests in RBS Life and RBS Collective were re-measured to fair value as at the transaction date.

150
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

3 – Subsidiaries continued

This transaction has given rise to a profit of £128 million, arising from the difference between the values of both interests prior to the exchange and their carrying values, calculated as follows:

£m
Deemed consideration for existing 49.99% interests (equal to fair value of 100% of RBS Life)	727
Carrying value of RBS Collective and RBS Life prior to transaction	(586)
Cash consideration	(3)
Attributable costs	(10)
Total profit on disposal and remeasurement arising from transaction (see (b) below)	128

The disposal of the Group’s interest in RBS Collective and the acquisition of a controlling stake in RBS Life are linked transactions and are therefore taken together in determining the profit arising from the restructuring, as we believe this most appropriately reflects the commercial substance of the arrangement. The fair value of RBS Life was estimated using MCEV principles and with regard to current market conditions.

The estimated book and fair values of the assets and liabilities of RBS Life at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Acquired value of in-force business	—	203	203
Financial investments	2,565	—	2,565
Other investments	161	—	161
Reinsurance assets	304	—	304
Receivables	58	—	58
Prepayments and accrued income	12	—	12
Cash and cash equivalents	767	—	767
Other assets	80	—	80
Total assets	3,947	203	4,150
Liabilities
Insurance liabilities	(1,349)	—	(1,349)
Liabilities for investment contracts	(1,905)	—	(1,905)
Payables and other financial liabilities	(60)	—	(60)
Other liabilities	(109)	—	(109)
Total liabilities	(3,423)	—	(3,423)
Total net assets	524	203	727

No goodwill arises from this transaction. There is no potential deferred tax on the acquired value of in-force business. As the acquisition occurred on 31 December 2010, no revenue or profit or loss has been recognised in the consolidated income statement since the acquisition date.

If the acquisition had occurred on 1 January 2010, RBS Life would have contributed £188 million revenues and £56 million profit to the consolidated profit before tax.

(iii) Other goodwill arising

Goodwill arising on all acquisitions, as shown in note 13(a), was £29 million, which arises on the River Road acquisition described above.

There has also been a £4 million reduction in goodwill for changes in contingent consideration payable on previous acquisitions.

(iv) Unaudited pro forma combined revenues and profit

Shown below are unaudited pro forma figures for combined revenues and profit as though the acquisition date for all business combinations effected during the year had been 1 January 2010, after giving effect to purchase accounting adjustments and the elimination of intercompany transactions. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at 1 January 2010, nor is it necessarily indicative of future results.

Unaudited 2010 £m
Revenues (net earned premiums and fee income)	36,308
Profit before tax attributable to shareholders	2,455

Financial statements IFRS

151
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

3 – Subsidiaries continued

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates

The profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2010 £m	2009 £m	2008 £m
United Kingdom
RBS Life and RBS Collective (see (a)(ii) above)	128	—	—
Non-core operations (see below)	4	—	(38)
France (including £24 million described in note 16a)	26	—	—
Netherlands	(4)	31	—
Australia	—	122	—
Offshore operations	—	—	14
Other small operations	5	—	31
Profit on disposal and remeasurement before tax	159	153	7
Tax on profit on disposal and remeasurement	—	—	—
Profit on disposal and remeasurement after tax	159	153	7

UK non-core operations

On 30 June 2010, the Group sold its wholly owned subsidiaries, RAC France SA and RAC Service Europe SA, to their executive management for a consideration of £17 million. These companies had total assets of £48 million (comprising investments of £25 million, receivables of £20 million and other assets of £3 million) and total liabilities of £36 million (insurance liabilities of £23 million and other liabilities of £13 million), giving net assets of £12 million and a profit on disposal after transaction costs of £4 million. The Group’s French subsidiary, Aviva Assurances SA, has acquired 17.5% of the shares in both companies and the profit is stated after eliminating the effect of this purchase.

(c) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2010 relate to a joint venture in Taiwan and are as follows:

	2010 £m	2009 £m
Interest in associate	14	6
Investments and property and equipment	—	26
Receivables and other financial assets	—	20
Prepayments and accrued income	—	1
Total assets	14	53
Gross insurance liabilities and liabilities for investment contracts	—	(20)
Other liabilities	—	(13)
Total liabilities	—	(33)
Net assets	14	20

The operations held for sale at 31 December 2009 comprised the UK non-core operations and an associate in Australia, both of which were sold in 2010.

152
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

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

United Kingdom

The United Kingdom comprises two operating segments – UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the Group reinsurance result and the results of run-off agency business.

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

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea and Indonesia. 2009 and 2008 comparatives also include Australia (prior to its sale on 1 October 2009).

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

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’. Similarly, central core structural borrowings and certain tax balances are included in ‘Other Group activities’ in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i)	profit or loss from operations before tax attributable to shareholders
(ii)

profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes

Financial statements IFRS

153
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(i) Segmental income statement for the year ended 31 December 2010

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,572	4,405	13,507	4,469	6,680	641	—	—	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(124)	(221)	(60)	—	—	(1,863)
Internal reinsurance revenue	—	37	(14)	(5)	(16)	(2)	—	—	—
Net written premiums	5,899	4,109	13,041	4,340	6,443	579	—	—	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	(2)	29	(6)	—	—	(75)
Net earned premiums	5,887	4,093	12,973	4,338	6,472	573	—	—	34,336
Fee and commission income	302	248	512	332	41	6	341	—	1,782
	6,189	4,341	13,485	4,670	6,513	579	341	—	36,118
Net investment income	10,945	424	3,961	3,244	2,223	211	171	814	21,993
Inter-segment revenue	—	—	—	—	—	—	214	—	214
Share of profit/(loss) of joint ventures and associates	128	—	(14)	(10)	—	33	3	(9)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	(4)	1	—	—	3	159
Segmental income*	17,390	4,770	17,458	7,900	8,737	823	729	808	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,234)	(4,069)	(463)	—	—	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(569)	(3,020)	(215)	—	—	(7,177)
Change in investment contract provisions	(3,300)	—	(5,034)	(48)	(129)	—	(230)	—	(8,741)
Change in unallocated divisible surplus	(166)	—	478	(33)	—	50	—	—	329
Amortisation of acquired value of in-force business	—	—	(43)	(12)	(115)	(4)	—	—	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(37)	(82)	(5)	(10)	—	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(1,226)	(834)	(140)	(425)	(1,101)	(8,722)
Impairment losses**	—	(3)	—	(123)	(81)	—	—	—	(207)
Inter-segment expenses	(125)	(2)	(16)	—	(71)	—	—	—	(214)
Finance costs	(193)	(38)	(18)	(723)	(27)	—	(3)	(420)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(7,005)	(8,428)	(777)	(668)	(1,521)	(55,781)
Profit/(loss) before tax	1,168	457	611	895	309	46	61	(713)	2,834
Tax attributable to policyholders’ returns	(384)	—	(3)	—	—	(7)	—	—	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	895	309	39	61	(713)	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	12	5	—	12	(283)	—
Investment return variances and economic assumption changes on long-term business	87	—	154	(1,010)	(10)	(12)	—	—	(791)
Short-term fluctuation in return on investments backing non-long-term business	—	(31)	47	44	(44)	—	—	227	243
Economic assumption changes on general insurance and health business	—	60	1	—	—	—	—	—	61
Impairment of goodwill	4	—	9	1	—	1	—	9	24
Amortisation and impairment of intangibles	68	7	37	23	75	1	5	—	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	4	(1)	—	—	(3)	(159)
Integration and restructuring costs	41	35	61	18	32	2	30	24	243
Exceptional items	(99)	(157)	—	549	10	—	(11)	(19)	273
Adjusted operating profit/(loss) before tax attributable to shareholders***	856	514	898	536	376	31	97	(758)	2,550
*

Total reported income, excluding inter-segment revenue, is split United Kingdom £22,160 million, France £8,748 million, Netherlands £7,782 million, USA £6,497 million and Rest of the World £13,214 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £179 million and £nil million respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

154
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,086	4,239	12,936	4,482	6,413	534	—	—	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(134)	(231)	(77)	—	—	(2,576)
Internal reinsurance revenue	—	28	(13)	(7)	(6)	(2)	—	—	—
Net written premiums	4,775	3,912	12,455	4,341	6,176	455	—	—	32,114
Net change in provision for unearned premiums	2	607	(16)	6	(35)	(5)	—	—	559
Net earned premiums	4,777	4,519	12,439	4,347	6,141	450	—	—	32,673
Fee and commission income	261	272	558	226	55	121	296	—	1,789
	5,038	4,791	12,997	4,573	6,196	571	296	—	34,462
Net investment income	8,199	568	10,196	3,245	2,249	586	157	(45)	25,155
Inter-segment revenue	—	—	—	—	—	—	202	—	202
Share of loss of joint ventures and associates	(416)	—	(36)	(41)	—	(11)	—	—	(504)
Profit on the disposal of subsidiaries and associates	—	—	—	31	—	122	—	—	153
Segmental income*	12,821	5,359	23,157	7,808	8,445	1,268	655	(45)	59,468
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(3,567)	(4,110)	(279)	—	—	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(1,448)	(2,895)	(212)	—	—	(5,682)
Change in investment contract provisions	(4,008)	—	(6,451)	(239)	(128)	(148)	(211)	—	(11,185)
Change in unallocated divisible surplus	872	—	(2,280)	(68)	—	(71)	—	—	(1,547)
Amortisation of acquired value of in-force business	(46)	—	(47)	(3)	(149)	(4)	—	—	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(35)	(77)	(6)	(5)	—	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(1,248)	(653)	(246)	(348)	(306)	(8,605)
Impairment losses**	—	(42)	(17)	(445)	(104)	—	—	—	(608)
Inter-segment expenses	(119)	(6)	(15)	—	(60)	(1)	—	(1)	(202)
Finance costs	(254)	(34)	(25)	(745)	(25)	—	—	(436)	(1,519)
Segmental expenses	(12,054)	(4,925)	(22,194)	(7,798)	(8,201)	(967)	(564)	(743)	(57,446)
Profit/(loss) before tax	767	434	963	10	244	301	91	(788)	2,022
Tax attributable to policyholders’ returns	(156)	—	(32)	—	—	(29)	—	—	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	10	244	272	91	(788)	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	29	10	—	1	(44)	—
Investment return variances and economic assumption changes on long-term business	83	—	(194)	348	(87)	(75)	—	—	75
Short-term fluctuation in return on investments backing non-long-term business	—	(62)	(92)	23	(79)	—	—	115	(95)
Economic assumption changes on general insurance and health business	—	(55)	2	—	(4)	—	—	—	(57)
Impairment of goodwill	35	—	26	1	—	—	—	—	62
Amortisation and impairment of intangibles	3	18	31	19	69	2	2	—	144
Profit on the disposal of subsidiaries and associates	—	—	—	(31)	—	(122)	—	—	(153)
Integration and restructuring costs	89	114	64	—	—	—	21	(2)	286
Exceptional items	(163)	42	16	—	60	—	—	—	(45)
Adjusted operating profit/(loss) before tax attributable to shareholders***	659	481	797	399	213	77	115	(719)	2,022
*

Total reported income, excluding inter-segment revenue, is split United Kingdom £18,256 million, France £12,890 million, Netherlands £7,808 million, USA £6,350 million and Rest of the World £13,962 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £482 million and £nil respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

Financial statements IFRS

155
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2008

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	8,108	5,496	9,550	5,979	6,486	587	—	—	36,206
Premiums ceded to reinsurers	(612)	(498)	(350)	(92)	(214)	(75)	—	—	(1,841)
Internal reinsurance revenue	—	26	(17)	(4)	(4)	(1)	—	—	—
Net written premiums	7,496	5,024	9,183	5,883	6,268	511	—	—	34,365
Net change in provision for unearned premiums	6	344	(3)	(18)	(50)	(2)	—	—	277
Net earned premiums	7,502	5,368	9,180	5,865	6,218	509	—	—	34,642
Fee and commission income	310	362	505	206	40	168	294	—	1,885
	7,812	5,730	9,685	6,071	6,258	677	294	—	36,527
Net investment income	(8,844)	326	(7,820)	1,652	444	(626)	(407)	(768)	(16,043)
Inter-segment revenue	—	—	—	—	—	—	203	—	203
Share of loss of joint ventures and associates	(1,058)	—	(11)	(27)	—	(32)	—	—	(1,128)
Profit on the disposal of subsidiaries and associates	—	(38)	9	15	—	—	—	21	7
Segmental income*	(2,090)	6,018	1,863	7,711	6,702	19	90	(747)	19,566
Claims and benefits paid, net of recoveries from reinsurers	(8,620)	(3,944)	(9,280)	(4,131)	(2,912)	(464)	—	(2)	(29,353)
Change in insurance liabilities, net of reinsurance	2,674	280	4,253	(844)	(2,774)	296	—	—	3,885
Change in investment contract provisions	7,240	—	2,643	122	(126)	401	349	—	10,629
Change in unallocated divisible surplus	2,151	—	2,301	30	—	—	—	—	4,482
Amortisation of acquired value of in-force business	—	—	(39)	(5)	(285)	(4)	—	—	(333)
Depreciation and other amortisation expense	(70)	(108)	(43)	(77)	(51)	(5)	(5)	—	(359)
Other operating expenses	(1,787)	(2,599)	(1,444)	(1,526)	(633)	(296)	(362)	552	(8,095)
Impairment losses**	—	(26)	(17)	(797)	(200)	—	—	—	(1,040)
Inter-segment expenses	(137)	(2)	(18)	—	(42)	(3)	—	(1)	(203)
Finance costs	(541)	(10)	(20)	(683)	(17)	—	—	(276)	(1,547)
Segmental expenses	910	(6,409)	(1,664)	(7,911)	(7,040)	(75)	(18)	273	(21,934)
(Loss)/profit before tax	(1,180)	(391)	199	(200)	(338)	(56)	72	(474)	(2,368)
Tax attributable to policyholders’ returns	1,031	—	49	—	—	(12)	—	—	1,068
(Loss)/profit before tax attributable to shareholders	(149)	(391)	248	(200)	(338)	(68)	72	(474)	(1,300)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(71)	54	—	15	—	—	(5)	—
Investment return variances and economic assumption changes on long-term business	694	—	472	(72)	433	104	—	—	1,631
Short-term fluctuation in return on investments backing non-long-term business	—	334	37	352	(47)	—	—	143	819
Economic assumption changes on general insurance and health business	—	91	3	—	—	—	—	—	94
Impairment of goodwill	—	—	16	50	—	—	—	—	66
Amortisation and impairment of intangibles	3	33	12	22	44	—	3	—	117
(Profit)/loss on the disposal of subsidiaries and associates	—	38	(9)	(15)	—	—	—	(21)	(7)
Exceptional items	108	312	7	126	42	—	6	(50)	551
Integration and restructuring costs	60	195	15	23	—	—	33	—	326
Adjusted operating profit/(loss) before tax attributable to shareholders***	723	541	855	286	149	36	114	(407)	2,297
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

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £830 million and £nil respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

156
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iv) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	—	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	—	2,806
Interests in, and loans to, joint ventures and associates	1,603	—	315	323	1	381	14	—	2,637
Property and equipment	152	90	99	236	149	7	17	—	750
Investment property	8,121	37	1,382	2,043	6	—	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	—	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	—	—	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	—	—	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	—	—	4,855
Other insurance liabilities	—	69	111	61	100	2	—	—	343
Liability for investment contracts	44,350	—	65,020	3,220	2,929	—	2,268	—	117,787
Unallocated divisible surplus	2,010	—	1,243	138	—	37	—	—	3,428
Net asset value attributable to unitholders	991	—	4,231	678	—	—	—	3,132	9,032
External borrowings	2,796	—	127	6,574	178	—	—	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	—	584

External borrowings by holding companies within the Group which are not allocated to operating companies are included in ‘Other Group activities’.

(v) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	31	1,208	959	319	812	50	2	—	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	—	2,860
Interests in, and loans to, joint ventures and associates	1,957	—	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	—	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	—	—	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	—	—	165,956
Unearned premiums	173	2,240	956	347	1,040	25	—	—	4,781
Other insurance liabilities	—	79	116	63	98	(1)	—	—	355
Liability for investment contracts	39,322	—	62,477	3,335	2,911	—	1,970	—	110,015
Unallocated divisible surplus	1,849	—	1,787	150	—	80	—	—	3,866
Net asset value attributable to unitholders	875	—	5,257	721	—	—	—	3,041	9,894
External borrowings	2,518	10	141	6,830	183	—	—	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	—	197

Financial statements IFRS

157
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

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

General insurance and health

Our general insurance and health business provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

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

(i) Segmental income statement – products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	25,805	10,469	—	—	36,274
Premiums ceded to reinsurers	(1,093)	(770)	—	—	(1,863)
Net written premiums	24,712	9,699	—	—	34,411
Net change in provision for unearned premiums	—	(75)	—	—	(75)
Net earned premiums	24,712	9,624	—	—	34,336
Fee and commission income	644	115	561	462	1,782
	25,356	9,739	561	462	36,118
Net investment income	19,673	633	16	1,671	21,993
Inter-segment revenue	—	—	231	—	231
Share of profit/(loss) of joint ventures and associates	172	—	(5)	(36)	131
Profit on the disposal of subsidiaries and associates	130	1	—	28	159
Segmental income	45,331	10,373	803	2,125	58,632
Claims and benefits paid, net of recoveries from reinsurers	(22,366)	(6,786)	—	—	(29,152)
Change in insurance liabilities, net of reinsurance	(7,611)	434	—	—	(7,177)
Change in investment contract provisions	(8,741)	—	—	—	(8,741)
Change in unallocated divisible surplus	329	—	—	—	329
Amortisation of acquired value of in-force business	(174)	—	—	—	(174)
Depreciation and other amortisation expense	(189)	(35)	(13)	(64)	(301)
Other operating expenses	(3,084)	(3,182)	(583)	(1,873)	(8,722)
Impairment losses	(164)	(3)	—	(40)	(207)
Inter-segment expenses	(221)	(8)	—	(2)	(231)
Finance costs	(262)	(64)	(43)	(1,053)	(1,422)
Segmental expenses	(42,483)	(9,644)	(639)	(3,032)	(55,798)
Profit/(loss) before tax	2,848	729	164	(907)	2,834
Tax attributable to policyholder returns	(394)	—	—	—	(394)
Profit/(loss) before tax attributable to shareholders	2,454	729	164	(907)	2,440
Adjusted for non-operating items	(136)	321	37	(112)	110
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits#	2,318	1,050	201	(1,019)	2,550
*

Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.
#	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

158
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(ii) Segmental income statement – products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,722	9,968	—	—	34,690
Premiums ceded to reinsurers	(1,801)	(775)	—	—	(2,576)
Net written premiums	22,921	9,193	—	—	32,114
Net change in provision for unearned premiums	—	559	—	—	559
Net earned premiums	22,921	9,752	—	—	32,673
Fee and commission income	703	131	548	407	1,789
	23,624	9,883	548	407	34,462
Net investment (expense)/income	23,148	1,310	10	687	25,155
Inter-segment revenue	—	—	189	—	189
Share of loss of joint ventures and associates	(449)	2	(16)	(41)	(504)
Profit on the disposal of subsidiaries and associates	(4)	—	—	157	153
Segmental income	46,319	11,195	731	1,210	59,455
Claims and benefits paid, net of recoveries from reinsurers	(20,442)	(7,107)	—	—	(27,549)
Change in insurance liabilities, net of reinsurance	(6,229)	547	—	—	(5,682)
Change in investment contract provisions	(11,185)	—	—	—	(11,185)
Change in unallocated divisible surplus	(1,547)	—	—	—	(1,547)
Amortisation of acquired value of in-force business	(249)	—	—	—	(249)
Depreciation and other amortisation expense	(147)	(53)	(7)	(93)	(300)
Other operating expenses	(3,192)	(3,465)	(554)	(1,394)	(8,605)
Impairment losses	(429)	(85)	—	(94)	(608)
Inter-segment expenses	(178)	(11)	—	—	(189)
Finance costs	(300)	(62)	(62)	(1,095)	(1,519)
Segmental expenses	(43,898)	(10,236)	(623)	(2,676)	(57,433)
Profit/(loss) before tax	2,421	959	108	(1,466)	2,022
Tax attributable to policyholder returns	(217)	—	—	—	(217)
Profit/(loss) before tax attributable to shareholders	2,204	959	108	(1,466)	1,805
Adjusted for non-operating items	(317)	1	25	508	217
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits#	1,887	960	133	(958)	2,022
*

Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51 million relates to property and liability insurance and £156 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £841 million relating to health business. The remaining business relates to property and liability insurance.
#	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

Financial statements IFRS

159
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(iii) Segmental income statement – products and services for the year ended 31 December 2008

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,272	11,934	—	—	36,206
Premiums ceded to reinsurers	(1,044)	(797)	—	—	(1,841)
Net written premiums	23,228	11,137	—	—	34,365
Net change in provision for unearned premiums	—	277	—	—	277
Net earned premiums	23,228	11,414	—	—	34,642
Fee and commission income	753	160	567	405	1,885
	23,981	11,574	567	405	36,527
Net investment (expense)/income	(16,671)	425	3	200	(16,043)
Inter-segment revenue	—	—	185	—	185
Share of loss of joint ventures and associates	(1,089)	(5)	(12)	(22)	(1,128)
Profit on the disposal of subsidiaries and associates	—	—	—	7	7
Segmental income	6,221	11,994	743	590	19,548
Claims and benefits paid, net of recoveries from reinsurers	(21,024)	(8,329)	—	—	(29,353)
Change in insurance liabilities, net of reinsurance	3,560	325	—	—	3,885
Change in investment contract provisions	10,629	—	—	—	10,629
Change in unallocated divisible surplus	4,482	—	—	—	4,482
Amortisation of acquired value of in-force business	(333)	—	—	—	(333)
Depreciation and other amortisation expense	(159)	(49)	(6)	(145)	(359)
Other operating expenses	(3,194)	(3,914)	(599)	(388)	(8,095)
Impairment losses	(796)	(123)	—	(121)	(1,040)
Inter-segment expenses	(167)	(8)	—	(10)	(185)
Finance costs	(530)	(2)	(57)	(958)	(1,547)
Segmental expenses	(7,532)	(12,100)	(662)	(1,622)	(21,916)
Profit/(loss) before tax	(1,311)	(106)	81	(1,032)	(2,368)
Tax attributable to policyholder returns	1,068	—	—	—	1,068
Profit/(loss) before tax attributable to shareholders	(243)	(106)	81	(1,032)	(1,300)
Adjusted for non-operating items	1,937	1,304	42	314	3,597
Adjusted Operating profit/(loss) before tax attributable to shareholders’ profits	1,694	1,198	123	(718)	2,297
*

Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £89 million relates to property and liability insurance and £131 million relates to long-term business.

**

General insurance and health business segment includes gross written premiums of £1,924 million and premiums ceded to other companies of £35 million relating to health business. The remaining business relates to property and liability insurance.

#	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 308

(iv) Segmental statement of financial position – products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	—	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	—	428	13,064
Loans	28,596	664	—	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	—	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	—	—	177,700
Gross liabilities for investment contracts	117,787	—	—	—	117,787
Unallocated divisible surplus	3,428	—	—	—	3,428
Net asset value attributable to unit holders	5,892	8	—	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

160
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

4 – Segmental information continued

(v) Segmental statement of financial position – products and services as at 31 December 2009

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,616	462	2	1,301	3,381
Acquired value of in-force business and intangible assets	2,396	382	12	70	2,860
Interests in, and loans to, joint ventures and associates	2,851	5	44	82	2,982
Property and equipment	397	48	12	296	753
Investment property	11,138	191	—	1,093	12,422
Loans	26,915	769	5	13,390	41,079
Financial investments	220,660	11,548	65	6,406	238,679
Deferred acquisition costs	4,069	1,227	20	—	5,316
Other assets	38,469	7,014	523	913	46,919
Total assets	308,511	21,646	683	23,551	354,391
Gross insurance liabilities	153,628	17,464	—	—	171,092
Gross liabilities for investment contracts	110,015	—	—	—	110,015
Unallocated divisible surplus	3,866	—	—	—	3,866
Net asset value attributable to unitholders	6,841	13	—	3,040	9,894
Borrowings	3,780	89	—	11,131	15,000
Other liabilities, including inter-segment liabilities	13,064	(606)	414	16,566	29,438
Total liabilities	291,194	16,960	414	30,737	339,305
Total equity					15,086
Total equity and liabilities					354,391

Financial statements IFRS

161
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

5 – Details of income

This note gives further detail on the items appearing in the first section of the consolidated income statement.

	2010 £m	2009 £m	2008 £m
Gross written premiums (note 4a & 4b)
Long-term:
Insurance contracts	18,315	16,692	19,388
Participating investment contracts	7,490	8,030	4,884
General insurance and health	10,469	9,968	11,934
	36,274	34,690	36,206
Less: premiums ceded to reinsurers (note 4a & 4b)	(1,863)	(2,576)	(1,841)
Gross change in provision for unearned premiums (note 36e)	(45)	645	388
Reinsurers’ share of change in provision for unearned premiums (note 39c(iii))	(30)	(86)	(111)
Net change in provision for unearned premiums	(75)	559	277
Net earned premiums	34,336	32,673	34,642
Fee and commission income
Fee income from investment contract business	441	456	487
Fund management fee income	567	536	556
Other fee income	498	473	577
Reinsurance commissions receivable	127	180	176
Other commission income	147	138	110
Net change in deferred revenue	2	6	(21)
	1,782	1,789	1,885
Total revenue	36,118	34,462	36,527
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	6,914	7,258	7,302
From AFS investments and financial instruments at amortised cost	2,215	2,150	2,012
	9,129	9,408	9,314
Dividend income	1,616	1,753	2,444
Other income from investments designated as trading
Realised gains on disposals	292	693	1,039
Unrealised gains and losses (policy I)
Gains/(losses) arising in the year	689	(1,184)	1,147
(Gains)/losses recognised in prior periods and now realised	(292)	(693)	(1,039)
	397	(1,877)	108
	689	(1,184)	1,147
Other income from investments designated as other than trading
Realised gains/(losses) on disposals	1,633	(2,561)	(1,181)
Unrealised gains and losses (see policy I)
Gains/(losses) arising in the year	9,192	14,481	(26,394)
(Gains)/losses recognised previously and now realised	(1,633)	2,561	1,181
	7,559	17,042	(25,213)
	9,192	14,481	(26,394)
Realised gains and losses on AFS investments
Gains recognised previously as unrealised in equity (see policy R and note 32)	160	310	126
	160	310	126
Net income from investment properties
Rent	921	908	959
Expenses relating to these properties	(51)	(47)	(33)
Realised gains on disposal	45	339	14
Fair value gains/(losses) on investment properties (note 18)	421	(1,084)	(3,137)
	1,336	116	(2,197)
Realised gains on loans	12	24	7
Foreign exchange gains and losses on investments other than trading	(54)	238	(395)
Other investment (expenses)/income	(87)	9	(95)
Net investment income	21,993	25,155	(16,043)
Share of profit/(loss) after tax of joint ventures (note 15a)	149	(409)	(1,038)
Share of loss after tax of associates (note 16a)	(18)	(95)	(90)
Share of profit/(loss) after tax of joint ventures and associates	131	(504)	(1,128)
Profit on disposal of subsidiaries and associates (note 3b)	159	153	7
Total income	58,401	59,266	19,363

162
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

6 – Details of expenses

This note gives further detail on the items appearing in the second section of the consolidated income statement.

	2010 £m	2009 £m	2008 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	17,761	16,973	16,986
Participating investment contracts	5,338	4,264	5,085
Non-participating investment contracts	39	67	115
Claims and benefits paid to policyholders on general insurance and health business	7,194	7,444	8,696
	30,332	28,748	30,882
Less: Claim recoveries from reinsurers
Insurance contracts	(1,030)	(1,083)	(1,447)
Participating investment contracts	(150)	(116)	(82)
Claims and benefits paid, net of recoveries from reinsurers	29,152	27,549	29,353
Change in insurance liabilities
Change in insurance liabilities	6,270	5,755	(4,792)
Change in reinsurance asset for insurance provisions	907	(73)	907
Change in insurance liabilities, net of reinsurance	7,177	5,682	(3,885)
Change in investment contract provisions
Investment income allocated to investment contracts	3,907	5,136	(6,957)
Other changes in provisions
Participating investment contracts (note 37)	4,825	5,764	(3,088)
Non-participating investment contracts	2	(5,425)	(591)
Change in reinsurance asset for investment contract provisions	7	5,710	7
Change in investment contract provisions	8,741	11,185	(10,629)
Change in unallocated divisible surplus (note 41)	(329)	1,547	(4,482)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	3,010	2,953	3,521
Change in deferred acquisition costs for insurance and participating investment contracts	(573)	(536)	(513)
Deferrable costs for non-participating investment contracts	141	112	160
Other acquisition costs	1,276	1,137	1,337
Change in deferred acquisition costs for non-participating investment contracts	(29)	(31)	185
Investment income attributable to unitholders	1,586	331	(679)
Reinsurance commissions and other fee and commission expense	456	430	400
	5,867	4,396	4,411
Other expenses
Other operating expenses
Staff costs (note 8)	1,677	1,845	1,915
Central costs and sharesave schemes	144	108	141
Depreciation (note 17)	77	115	131
Impairment losses on property and equipment (note 17)	3	2	—
Impairment of goodwill on subsidiaries and other amounts expensed (note 13a)	3	30	48
Amortisation of acquired value of in-force business on insurance contracts (note 14)	174	249	333
Amortisation of intangible assets (note 14)	197	142	113
Impairment of acquired value of in-force business (note 14)	—	13	2
Impairment of intangible assets (note 14)	21	12	13
Integration and restructuring costs (see below)	243	286	326
Exceptional items (see below)	(220)	776	247
Other expenses	1,102	1,113	1,175
	3,421	4,691	4,444
Impairments
Net impairment on loans	22	53	50
Net impairment on financial investments	179	538	973
Net impairment on receivables and other financial assets	1	2	17
Net impairment on non-financial assets	2	(1)	—
	204	592	1,040
Other net foreign exchange (gains)/losses	(88)	83	(68)
Finance costs (note 7)	1,422	1,519	1,547
Total expenses	55,567	57,244	21,731

Certain prior year disclosures in note 6 have been amended to conform to current year presentation

Financial statements IFRS

163
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

6 – Details of expenses continued

Integration and restructuring costs

Integration and restructuring costs were £243 million (2009: £286 million; 2008: £326 million). This includes expenditure relating to restructuring exercises across the group of £123 million, including UK restructuring costs of £53 million, £18 million in Delta Lloyd,

£20 million in North America and £30 million in Aviva Investors. Expenditure relating to the Quantum Leap project in Europe amounted to £40 million and costs associated with preparing the businesses for Solvency II implementation amounted to £59 million. Costs incurred in 2009 and 2008 are mainly related to expenditure on cost saving programmes in the UK and Europe.

Exceptional items

The table above includes exceptional items of £220 million for the year ended 31 December 2010. This includes £66 million recognised in Delta Lloyd which comprises of the cost of the German business closure, unit-linked insurance compensation scheme costs and compensation costs in defined contribution pension schemes and a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.

For the year ended 31 December 2009, exceptional items were £776 million. This comprises £674 million as a result of the reattribution of the inherited estate, and a £102 million expense for the migration of all remaining local brands, except Delta Lloyd and RAC, to the single global Aviva brand, which has been implemented over the two year period 2008 to 2009.

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

7 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 46) and similar charges.

Finance costs comprise:

	2010 £m	2009 £m	2008 £m
Interest expense on core structural borrowings
Subordinated debt	290	293	229
Debenture loans	32	29	21
Commercial paper	1	13	36
	323	335	286
Interest expense on operational borrowings
Amounts owed to credit institutions	123	113	82
Securitised mortgage loan notes
At amortised cost	67	77	125
At fair value	140	185	325
	207	262	450
	330	375	532
Interest on banking customer deposits	394	390	250
Interest on reinsurance deposits	8	12	11
Interest on collateral received	20	47	321
Net finance charge on pension schemes (notes 2a & 45e(iv))	195	183	—
Other similar charges	152	177	147
	769	809	729
Total finance costs	1,422	1,519	1,547

164
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

8 – Employee information

This note shows where our staff are employed throughout the world and analyses the total staff costs. The note excludes staff employed by our joint ventures or associates.

(a) Employee numbers

The number of persons employed by the Group was:

	At 31 December			Average for the year
	2010 Number	2009 Number	2008 Number	2010 Number	2009 Number
United Kingdom operations	20,762	21,663	28,424	21,166	24,068
Aviva Europe	9,797	9,741	9,827	9,506	9,755
Delta Lloyd	5,722	6,297	6,674	6,009	6,486
North America	5,212	5,247	5,627	5,296	5,498
Asia Pacific	1,738	1,599	2,376	1,593	1,595
Aviva Investors	1,386	1,311	1,298	1,267	1,313
Corporate centre	525	469	532	504	467
	45,142	46,327	54,758	45,341	49,182

(b) Staff costs

Total staff costs were:

	2010 £m	2009 £m	2008 £m
Wages and salaries	1,864	1,860	2,107
Social security costs	260	272	258
Post-retirement obligations
Defined benefit schemes (note 45d)	(175)	187	175
Defined contribution schemes (note 45d)	70	73	65
Profit sharing and incentive plans	147	135	172
Equity compensation plans (note 27d)	50	56	39
Termination benefits	23	76	57
	2,239	2,659	2,873

The credit for the defined benefit pension schemes arises from the £286 million gain on the closure of the UK schemes to future accrual, described in note 45(c).

These costs are charged within:

	2010 £m	2009 £m	2008 £m
Acquisition costs	620	491	584
Claims handling expenses	234	270	291
Central costs and sharesave schemes	(6)	53	83
Other operating expenses	1,677	1,845	1,915
Exceptional items	(286)	—	—
	2,239	2,659	2,873

Financial statements IFRS

165
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

9 – Auditors’ remuneration

This note shows the total remuneration payable by the Group to our auditors.

The total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to its principal auditors, Ernst & Young LLP, and its associates is shown below.

					2010
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.8	—	—	—	1.8
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	13.7	—	—	—	13.7
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.6	—	—	—	0.6
Other services pursuant to legislation	2.5	—	—	—	2.5
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	1.8	—	—	1.8
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	—	—	0.5	0.5
Other supplementary services	—	3.4	—	1.1	4.5
	18.6	5.3	0.1	1.6	25.6

					2009
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	11.9	—	—	—	11.9
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	1.5	—	—	—	1.5
Other services pursuant to legislation	3.0	—	—	—	3.0
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	2.1	—	—	2.1
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	1.2	—	1.8	3.0
Other supplementary services	—	7.9	—	2.9	10.8
	17.9	11.3	0.1	4.7	34.0

					2008
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	10.0	—	—	—	10.0
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.5	—	—	—	0.5
Other services pursuant to legislation	2.4	—	—	—	2.4
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	3.5	—	—	3.5
Tax services	—	—	0.2	—	0.2
All other fees:
Services relating to corporate finance transactions	—	0.1	—	0.4	0.5
Services relating to information technology	—	—	—	0.1	0.1
Other supplementary services	—	4.7	—	1.5	6.2
	14.4	8.4	0.2	2.0	25.0

For the first time in 2010, Audit fees includes the fees payable for attestation under Section 404 of the US Sarbanes-Oxley Act 2002. In 2009, the fees for assurance services provided in connection with the IFRS component of the Group’s Financial Reporting Control Framework were included in Other supplementary services.

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

166
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

9 – Auditors’ remuneration continued

The 2010 fees for Other supplementary services include £0.7 million (2009: £5.7 million; 2008: £35 million) for assurance services in connection with the Group’s Financial Reporting Control Framework; £1.1 million (2009: £1.2 million; 2008; £1.2 million ) for examination of the Group’s Individual Capital Assessment (ICA); and £2.7 million (2009: £3.9 million; 2008: £1.5 million) for other services, which includes £0.8 million relating to two engagements at Delta Lloyd Bank Belgium. The 2009 figures for other services included fees for work undertaken on the listing on the New York Stock Exchange and the reattribution of the inherited estate in the UK.

The 2009 figure for services relating to corporate finance transactions reflected work undertaken on the partial IPO of Delta Lloyd on Euronext Amsterdam.

10 – Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i) The total tax charge/(credit) comprises:

	2010 £m	2009 £m	2008 £m
Current tax
For this year	590	617	527
Prior year adjustments	(46)	(164)	(284)
Total current tax	544	453	243
Deferred tax
Origination and reversal of temporary differences	505	231	(1,814)
Changes in tax rates or tax laws	(40)	2	(7)
Write-(back)/down of deferred tax assets	(67)	21	95
Total deferred tax	398	254	(1,726)
Total tax charged/(credited) to income statement (note 10d)	942	707	(1,483)

(ii) The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to its disposal in 2009), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders’ returns included in the charge above is £394 million (2009: £217 million charge; 2008: £1,068 million credit).

(iii) The tax charge/(credit) can be analysed as follows:

	2010 £m	2009 £m	2008 £m
UK tax	447	225	(1,482)
Overseas tax	495	482	(1)
	942	707	(1,483)

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce current tax expense and deferred tax expense by £34 million and £88 million respectively (2009: £59 million and £10 million respectively; 2008: £139 million and £19 million respectively).

(v) Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2010 £m	2009 £m	2008 £m
Long-term business technical provisions and other insurance items	235	(876)	591
Deferred acquisition costs	199	261	224
Unrealised gains/(losses) on investments	97	963	(1,706)
Pensions and other post-retirement obligations	50	(72)	16
Unused losses and tax credits	117	(182)	(413)
Subsidiaries, associates and joint ventures	2	12	(199)
Intangibles and additional value of in-force long-term business	(114)	(21)	30
Provisions and other temporary differences	(188)	169	(269)
Total deferred tax charged/(credited) to income statement	398	254	(1,726)

Financial statements IFRS

167
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

10 – Tax continued

(b) Tax charged/(credited) to other comprehensive income

(i) The total tax charge/(credit) comprises:

	2010 £m	2009 £m	2008 £m
Current tax
In respect of fair value losses on owner-occupied properties	—	—	(1)
In respect of pensions and other post-retirement obligations	(29)	—	—
In respect of foreign exchange movements	(5)	—	—
	(34)	—	(1)
Deferred tax
In respect of pensions and other post-retirement obligations	(23)	(45)	(15)
In respect of fair value losses on owner-occupied properties	(10)	—	—
In respect of unrealised gains/(losses) on investments	179	241	(203)
	146	196	(218)
Total tax charged/(credited) to other comprehensive income	112	196	(219)

(ii) The tax charge attributable to policyholders’ returns included above is £nil (2009: £nil; 2008: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £17 million (2009: £17 million; 2008: £16 million), and is wholly in respect of coupon payments on direct capital instruments.

(d) Tax reconciliation

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010 £m	2009 £m	2008 £m
Profit /(loss) before tax	2,834	2,022	(2,368)
Tax calculated at standard UK corporation tax rate of 28% (2009: 28%; 2008: 28.5%)	794	566	(675)
Different basis of tax – policyholders	272	82	(767)
Adjustment to tax charge in respect of prior years	(28)	(113)	(283)
Non-assessable income	(93)	(105)	(94)
Non-taxable profit on sale of subsidiaries and associates	(44)	(44)	(2)
Disallowable expenses	142	279	95
Different local basis of tax on overseas profits	95	50	(61)
Reduction in future local statutory tax rates	(26)	—	—
Movement in deferred tax not recognised	(156)	(15)	292
Other	(14)	7	12
Total tax charged/(credited) to income statement (note 10a)	942	707	(1,483)

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The Finance (No. 2) Act 2010 enacted the first of the 1% rate reductions with effect from April 2011, the effect of which is shown in the table above. Subsequent reductions will be dealt with by future legislation. The benefit to the Group’s net assets from the further 3% reduction in the rate is estimated as approximately £90 million in total and will be recognised as the legislation is substantively enacted.

168
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

11 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i)	The profit attributable to ordinary shareholders is:

	2010 £m	2009 £m	2008 £m
Profit/(loss) before tax attributable to shareholders’ profits	2,440	1,805	(1,300)
Tax attributable to shareholders’ profits/(loss)	(548)	(490)	415
Profit/(loss) for the year	1,892	1,315	(885)
Amount attributable to non-controlling interests	(429)	(230)	(30)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(42)	(44)	(40)
Profit/(loss) attributable to ordinary shareholders	1,404	1,024	(972)

(b) Diluted earnings per share

(i)	Diluted earnings per share is calculated as follows:

	2010			2009			2008
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit/(loss) attributable to ordinary shareholders	1,404	2,784	50.4	1,024	2,705	37.8	(972)	2,643	(36.8)
Dilutive effect of share awards and options	—	47	(0.8)	—	25	(0.3)	—	24	—
Diluted earnings/(loss) per share	1,404	2,831	49.6	1,024	2,730	37.5	(972)	2,667	(36.8)

Financial statements IFRS

169
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

12 – Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 33.

	2010 £m	2009 £m	2008 £m
Ordinary dividends declared and charged to equity in the year
Final 2009 – 15.00 pence per share, paid on 17 May 2010	415	—	—
Final 2008 – 19.91 pence per share, paid on 15 May 2009	—	527	—
Final 2007 – 21.10 pence per share, paid on 16 May 2008	—	—	554
Interim 2010 – 9.50 pence per share, paid on 17 November 2010	266	—	—
Interim 2009 – 9.00 pence per share, paid on 17 November 2009	—	248	—
Interim 2008 – 13.09 pence per share, paid on 17 November 2008	—	—	348
	681	775	902
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments	59	61	56
	757	853	975

Subsequent to 31 December 2010, the directors proposed a final dividend for 2010 of 16.0 pence per ordinary share (2009: 15.0 pence; 2008: 19.91 pence), amounting to £451 million (2009: £415 million; 2008: £527 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2011 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2011.

Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.0% (2009: 28.0%; 2008: 28.5%).

170
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

13 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2010 £m	2009 £m
Gross amount
At 1 January	3,667	3,898
Acquisitions (note 3a)	29	5
Fair value adjustments and movements in contingent consideration	(4)	48
Disposals	(4)	(9)
Amounts expensed in the year	—	(30)
Foreign exchange rate movements	(17)	(245)
At 31 December	3,671	3,667
Accumulated impairment
At 1 January	(286)	(315)
Other impairment losses charged to expenses	(3)	—
Write back of impairment related to disposals	—	3
Foreign exchange rate movements	9	26
At 31 December	(280)	(286)
Carrying amount at 1 January	3,381	3,583
Carrying amount at 31 December	3,391	3,381

Goodwill impairment charges of £3 million have been recognised as expenses. Together with impairment charges of £9 million recognised in respect of goodwill within interests in joint ventures (note 15) and £12 million recognised in respect of goodwill within interests in associates (note 16), the total goodwill write down for the year is £24 million.

Movements in contingent consideration relate to contingent consideration paid or received in respect of acquisitions of subsidiaries prior to 1 January 2010. Goodwill arising on acquisitions completed before 1 January 1998 was charged directly to reserves. Goodwill arising on the Group’s acquisition of joint ventures and associates is included within the carrying value of those investments (see notes 15 and 16).

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 14)		Total
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
United Kingdom
Long-term business (see (i) below)	29	31	—	—	29	31
General insurance, RAC and health (see (ii) below)	1,208	1,208	201	201	1,409	1,409
Europe
France (long-term business) (see (iii) below)	—	—	53	55	53	55
Ireland
Long-term business (see (iv) below)	118	122	—	—	118	122
General insurance and health (see (v) below)	119	121	—	—	119	121
Italy
Long-term business (see (vi) below)	65	65	—	—	65	65
General insurance and health (see (vii) below)	56	58	—	—	56	58
Delta Lloyd (see (viii) below)	307	319	—	—	307	319
Spain (long-term business) (see (ix) below)	556	580	—	—	556	580
Other	12	15	—	—	12	15
North America
United States (long-term business) (see (x) below)	795	770	—	—	795	770
United States (fund management)	28	—	—	—	28	—
Canada	44	42	—	—	44	42
Asia Pacific
Various	54	50	—	—	54	50
	3,391	3,381	254	256	3,645	3,637

As explained in accounting policy M, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. The tests led to impairment of goodwill of £3 million in 2010 (2009: £nil).

Goodwill and intangibles with indefinite useful lives have been tested for impairment in these businesses as follows:

Financial statements IFRS

171
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

13 – Goodwill continued

United Kingdom

(i) Long-term business

The UK long-term business goodwill balance is split across two cash-generating units, with no individual balance exceeding £20 million.

As part of the annual review of goodwill, management have considered the recoverability of the goodwill balance associated with the UK Creditor Life business. As a result of a change in the nature of products sold by that business, management have concluded that the goodwill is no longer fully recoverable and an impairment of £2 million has been recognised as an expense during the year.

(ii) General insurance, RAC and health

The recoverable amount of the UK General Insurance, RAC and health business exceeds the carrying value of the cash-generating unit including goodwill.

The recoverable amount of the UK general insurance, RAC and health unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on business plans approved by management covering a three-year period. Cash flows beyond that three-year period have been extrapolated using a steady 2.5% growth rate and a risk-adjusted discount rate of 9.3%. This growth rate is set with regards to past experience and historical statistics of UK premium growth published by the Association of British Insurers.

Key assumptions used for the calculation were:

■

Budgeted adjusted operating profit represents the adjusted operating profit in the business plans, approved by management, and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the relevant UK industry sectors;

■	Some of the assumptions that underline the budgeted adjusted operating profit include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates; and
■

Growth rates represent the rates used to extrapolate future cash flows beyond the business plan period and have been based upon latest information available regarding future and past growth rates, including external sources of data such as ABI Annual Market Statistics.

Europe

Long-term business

The recoverable amount of long-term business cash-generating units in the Europe region has been determined based on a value in use calculation. The first step of the test was to compare the carrying value of each cash-generating unit, including goodwill, to the Market Consistent Embedded Value (MCEV) of that cash-generating unit. If the MCEV is less than the carrying value of a cash generating unit the present value of profits from expected new business for that cash-generating unit is considered. If the value of  profits from expected new business for a cash-generating unit is expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

For European long-term business cash-generating units a key assumption used for the calculation was the embedded value which represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth and the value of the in-force life business.

General insurance, health and other

The recoverable amount of general insurance, health and other non-life cash-generating units in the Europe region has been determined based on a value in use calculation. Value in use is calculated for each cash-generating unit using a discounted cash flow projection based on business plans and growth assumptions approved by management for each cash-generating unit and discounted at a risk discount rate appropriate for each cash-generating unit. If the cash flows are expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

(iii) France (long-term business)

The recoverable amount of the indefinite life intangible asset has been assessed as part of the recoverable amount of the French long-term business cash-generating unit. The MCEV of the French long-term business was significantly greater than its carrying value, including indefinite life intangible assets.

(iv) Ireland (long-term business)

The recoverable amount of the Irish long-term business exceeds the carrying value of the cash-generating unit including goodwill. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

■

New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of no future growth in annual cash flows;
■

Discount rate of 5% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to calculate a present value of future cash flows.

172
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

13 – Goodwill continued

(v) Ireland (general insurance and health)

The recoverable amount of the Irish general insurance and health business exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

■

Budgeted adjusted operating profit for an initial three-year period which represents the adjusted operating profit in the business plans, approved by management and reflecting the best estimate of future profits based on both historical experience and expected growth rates for the Irish economy. The assumptions that underline the budgeted adjusted operating profit include market share, premium rate changes, claims inflation and commission rates;

■	Future cash flows are extrapolated beyond the three-year business plan period assuming nil growth for general insurance business and a 7% growth rate for the health business; and
■	A risk-adjusted discount rate of 10.8%.

(vi) Italy (long-term business)

The recoverable amount of the Italian long-term business exceeds the carrying value of the cash-generating unit including goodwill.

This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

■

New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3%; and
■

Discount rate of 6.5% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to calculate a present value of future cash flows.

(vii) Italy (non-life)

The recoverable amount exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

■

Budgeted adjusted operating profit for an initial three-year period represents the adjusted operating profit in the most recent business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Italian economy;

■	Growth rate of 3% represents the rate used to extrapolate future cash flows beyond the business plan period; and
■	A risk-adjusted discount rate of 10.8%.

(viii) Delta Lloyd (long-term, general insurance, health and fund management)

The recoverable amount of Delta Lloyd exceeds the carrying value of the cash-generating unit including goodwill.

The recoverable amount of the Delta Lloyd life and general insurance and health cash-generating units has been determined on the basis of a value in use calculation. This calculation is an appraisal value and is based on the discounted expected future cash flows from the operations over their expected useful life. Expected cash flows for future periods have been obtained from the plan figures for a three-to-five-year period, depending on the management plan period of the unit. Expected cash flows for later periods have been extrapolated, taking into account the growth rate.

Key assumptions used for the calculation were:

■	Expected cash flows for future periods have been obtained from the plan figures for a three-to-five-year period;
■	For the year following the end of the management plan period cash flows are extrapolated at a growth rate of nil to 3.7% depending on the particular circumstances of each unit; and
■	Risk-adjusted discount rate of 9.9% to 10.7%, depending on management’s assessment of the specific risks of each unit, represents the rate used to discount expected profits from future new business.

Financial statements IFRS

173
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

13 – Goodwill continued

(ix) Spain (long-term business)

The recoverable amount of the Spanish long-term business exceeds the carrying value of the cash-generating unit including goodwill.

This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

■

New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s conservative estimate of future growth of 3%; and
■

Risk-adjusted discount rate of 5.6% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to reach a present value.

In addition to estimating the recoverable value of the Spain cash-generating unit, management have considered the terms of the contractual arrangements with bancassurance partners. Management have concluded that, under a range of reasonably possible scenarios, the contractual terms support the recoverability of the carrying value of the cash-generating unit.

(x) United States (long-term business)

The recoverable amount of the United States long-term business exceeds the carrying value of the cash-generating unit including goodwill.

The recoverable amount of the United States long-term cash-generating unit has been determined based on a value in use calculation.

This calculation is an actuarially determined appraisal value and is based on an embedded value of the business (the total of the net worth of the life business and the value of the in-force business) together with the present value of expected profits from future new business.

Key assumptions used for the calculation were:

■	Embedded value represents the shareholder interest in the life business and is based on projected cash flows of the business including expected investment returns;
■	Risk-adjusted discount rate of 8% is used to calculate the embedded value;
■

New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

■

Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5% for life and annuity business, which is set with regard to past experience in these markets; and

■

Risk-adjusted discount rate of 10% represents the rate used to discount expected profits from future new business. The discount rate includes an additional margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

Cash flow projections

To comply with paragraph 33(c) of IAS 36, cash flow projections for the period beyond the three-year plan period are extrapolated from the position in the final year of the three-year plan period. In all cases, we have assumed a positive or nil steady growth rate for subsequent years, not an increasing growth rate. The steady growth rate selected for each cash-generating unit reflects long-term expectations for the markets in which each cash-generating unit participates.

Impairment tests for all cash-generating units have been performed using assumptions which management believe are reasonable. Given the magnitude of the excess of recoverable value over carrying amount in each case, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the recoverable value.

174
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

14 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on insurance contracts* £m	AVIF on investment contracts** £m	Other intangible assets with finite useful lives (c) £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2009	3,524	216	1,224	827	5,791
Additions	17	—	30	—	47
Acquisition of subsidiaries	(20)	—	3	—	(17)
Disposals	—	—	(33)	(20)	(53)
Movement in shadow adjustment	(484)	—	—	—	(484)
Transfers	—	—	431	(431)	—
Transfers from property and equipment (note 17)	—	—	23	—	23
Foreign exchange rate movements	(329)	(17)	(71)	(50)	(467)
At 31 December 2009	2,708	199	1,607	326	4,840
Additions	—	—	156	—	156
Acquisition of subsidiaries (note (b))	88	115	31	—	234
Disposals	—	—	(27)	—	(27)
Liquidations (note (e))	(25)	—	—	—	(25)
Movement in shadow adjustment	(80)	—	—	—	(80)
Transfers from property and equipment (note 17)	—	—	88	—	88
Foreign exchange rate movements	33	(6)	(13)	(3)	11
At 31 December 2010	2,724	308	1,842	323	5,197
Accumulated amortisation
At 1 January 2009	(1,062)	(92)	(344)	—	(1,498)
Amortisation for the year	(249)	(15)	(127)	—	(391)
Disposals	—	—	21	—	21
Transfers from property and equipment (note 17)	—	—	(3)	—	(3)
Foreign exchange rate movements	105	7	24	—	136
At 31 December 2009	(1,206)	(100)	(429)	—	(1,735)
Amortisation for the year	(174)	(17)	(180)	—	(371)
Disposals	—	—	6	—	6
Liquidations (note (e))	25	—	—	—	25
Transfers from property and equipment (note 17)	—	—	(57)	—	(57)
Foreign exchange rate movements	(7)	4	(3)	—	(6)
At 31 December 2010	(1,362)	(113)	(663)	—	(2,138)
Accumulated impairment
At 1 January 2009	(96)	—	(55)	(95)	(246)
Disposals	—	—	—	20	20
Impairment losses charged to expenses	(13)	—	(12)	—	(25)
Foreign exchange rate movements	1	—	—	5	6
At 31 December 2009	(108)	—	(67)	(70)	(245)
Disposals	—	—	12	—	12
Impairment losses charged to expenses (note (d))	—	—	(21)	—	(21)
Foreign exchange rate movements	—	—	—	1	1
At 31 December 2010	(108)	—	(76)	(69)	(253)
Carrying amount
At 1 January 2009	2,366	124	825	732	4,047
At 31 December 2009	1,394	99	1,111	256	2,860
At 31 December 2010	1,254	195	1,103	254	2,806

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

(b)

The acquisitions of AVIF relating to insurance contracts and investment contracts arise from the acquisition of the RBS Life assurance business (see note 3(a)). The other acquired intangible asset of £31 million arises from the acquisition of the River Road US asset management business and represents the value of existing customer relationships (see note 3(a)).

(c)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.
(d)

Impairment losses arise from a management review of the recoverability of intangible computer software assets. As a result, impairment charges were recognised in North America (£9 million), Aviva Europe (£7 million) and Delta Lloyd (£5 million).

(e)	During 2010, the Group’s subsidiary London & Edinburgh Life Assurance Limited was dissolved. As a result, the fully amortised AVIF balance relating to this entity has been derecognised.

Financial statements IFRS

175
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount

(i) The movements in the carrying amount comprised:

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2009	223	1,217	297	1,737
Share of results before tax	—	(398)	—	(398)
Share of tax	—	(4)	—	(4)
Share of results after tax	—	(402)	—	(402)
Amortisation and impairment of goodwill and intangibles[1]	(7)	—	—	(7)
Share of loss after tax	(7)	(402)	—	(409)
Acquisitions and additions	—	415	145	560
Disposals and reduction in Group interests	—	(59)	—	(59)
Fair value losses taken to other comprehensive income	—	8	—	8
Loans repaid	—	—	(99)	(99)
Foreign exchange rate movements	(14)	(7)	(16)	(37)
At 31 December 2009	202	1,172	327	1,701
Share of results before tax	—	180	—	180
Share of tax	—	(15)	—	(15)
Share of results after tax	—	165	—	165
Impairment of goodwill	(9)	—	—	(9)
Amortisation of intangibles[1]	(7)	—	—	(7)
Share of profit/loss after tax	(16)	165	—	149
Acquisitions and additions	—	225	64	289
Disposals and reduction in Group interests	—	(130)	—	(130)
Fair value gains taken to other comprehensive income	—	1	—	1
Loans repaid	—	—	(5)	(5)
Foreign exchange rate movements	1	13	(11)	3
At 31 December 2010	187	1,446	375	2,008
Less: Amounts classified as held for sale	—	(14)	—	(14)
	187	1,432	375	1,994

1. Comprises amortisation of AVIF on insurance contracts of £2 million (2009: £3 million) and other intangibles of £5 million (2009: £4 million).

During the year the Group’s Taiwan joint venture, First-Aviva Life Insurance Co., Ltd., was classified as held for sale following the decision of management to seek to dispose of the business. The disposal is expected to be completed within 12 months. On classification as held for sale, the business was re-measured at fair value less costs to sell, and an impairment of £9 million was recognised within the income statement as a component of share of profit after tax of joint ventures and associates.

Acquisitions, additions, disposals and reductions in Group interests relate to property management undertakings. The Group’s principal interests in property management joint ventures are listed below.

(ii) The balances at 31 December comprised:

2010	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,195	375	1,570
Long-term business undertakings	187	246	—	433
General insurance undertakings	—	5	—	5
Total	187	1,446	375	2,008

2009	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,021	327	1,348
Long-term business undertakings	202	146	—	348
General insurance undertakings	—	5	—	5
Total	202	1,172	327	1,701

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

176
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures continued

(b) Property management undertakings

The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.0%	50.0%
Ashtenne Industrial Fund Limited Partnership	67.7%	37.4%
The Mall Limited Partnership	50.0%	50.5%
Queensgate Limited Partnership	50.0%	50.0%
Quercus Healthcare Property Partnership Limited	50.0%	29.3%
The Southgate Limited Partnership	50.0%	50.0%
20 Gracechurch Street Limited Partnership	50.0%	50.0%

All the above entities perform property ownership and management activities, and are incorporated and operate in the United Kingdom. All these investments are held by subsidiary entities.

(c) Long-term business undertakings

The principal joint ventures are as follows:

Company	Class of share	Proportion held	Country of incorporation and operation
Aviva-COFCO Life Insurance Co. Limited	Ordinary shares of RMB1 each	50.0%	China
AvivaSA Emeklilik ve Hayat A.S.	Ordinary shares of YTL1 each	49.8%	Turkey
CIMB Aviva Assurance Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
CIMB Aviva Takaful Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
First-Aviva Life Insurance Co., Ltd.	Ordinary shares of NT$10 each	49.0%	Taiwan
Woori Aviva Life insurance Co. Ltd	Ordinary shares of KRW 5000 each	47.3%	Korea

All investments in the above companies are unlisted and are held by subsidiaries except for the shares in Aviva-COFCO Life Insurance Co. Limited, which are held by the Company. The Group’s share of net assets of that company is £115 million (2009: £55 million) and have a fair value of £115 million (2009: £72 million).

(d) Impairment testing

All interests in joint ventures have been tested for impairment but the only material items are detailed below.

(i) CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad

The Group’s investments in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts. The recoverable amounts for both the investments have been determined based on value in use calculations. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amounts exceed the carrying values of both the investments.

Key assumptions used for the calculation were:

■	Cash flow projections based on:
(i)	the policy portfolio expected at the valuation date; and
(ii)

the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

■	The embedded value for existing business was derived using risk free rates;
■	The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 13.8%; and
■	New sales beyond the three-year period have been extrapolated using a growth rate of 10%.

CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad are developing businesses and the recoverability of value is reliant on future projected growth being achieved. These projections are inherently uncertain and dependent on local economic conditions.

177
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

15 – Interests in, and loans to, joint ventures continued

(ii) AvivaSA Emeklilik ve Hayat A.S.

The Group’s investment in AvivaSA Emeklilik ve Hayat A.S. has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount.

The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

■

Embedded value represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth of the life business and the value of the in-force business.

■

New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management.

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3%.
■

Risk adjusted discount rate of 16.5% represents the rate used to discount expected profits from future new business. The discount rate reflects a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

(iii) Woori Aviva Life insurance Co. Ltd

The Group’s investment in Woori Aviva Life Insurance Co. Ltd has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount. The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying values of the investments.

Key assumptions used for the calculation were:

■	Cash flow projections based on:
(i)	the policy portfolio reported at the valuation date; and
(ii)

the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

■	The embedded value for existing business was derived using risk free rates;
■	The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 14.6%; and
■	New sales beyond the three-year period have been extrapolated using a growth rate of 8%.

Woori Aviva Life Insurance Co. Ltd is a developing business and the recoverability of value is reliant on future projected growth being achieved. These projections are inherently uncertain and dependent on local economic conditions.

(e) Additional information

Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2010 £m	2009 £m
Income, including unrealised gains/(losses) on investments	910	(105)
Expenses	(730)	(293)
Share of results before tax	180	(398)
Long-term assets	1,914	2,885
Current assets	2,359	645
Share of total assets	4,273	3,530
Long-term liabilities	(1,466)	(1,982)
Current liabilities	(1,361)	(376)
Share of total liabilities	(2,827)	(2,358)
Share of net assets	1,446	1,172

The joint ventures have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interests in them.

178
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

16 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2009	454	789	3	1,246
Share of results before tax	—	(53)	—	(53)
Share of tax	—	(1)	—	(1)
Share of results after tax	—	(54)	—	(54)
Impairment of goodwill and intangibles[1]	(32)	—	—	(32)
Amortisation of acquired value of in-force business	(9)	—	—	(9)
Share of loss after tax	(41)	(54)	—	(95)
Acquisitions and additions	—	175	—	175
Disposals	(26)	(7)	—	(33)
Fair value gains taken to other comprehensive income	—	114	—	114
Dividends received	—	(22)	—	(22)
Reclassification from investment in subsidiaries	—	(68)	—	(68)
Foreign exchange rate movements	(2)	(34)	—	(36)
Movements in carrying amount	(69)	104	—	35
At 31 December 2009	385	893	3	1,281
Share of results before tax	—	16	—	16
Share of tax	—	(4)	—	(4)
Share of results after tax	—	12	—	12
Impairment of goodwill and intangibles[1]	(22)	—	—	(22)
Amortisation of acquired value of in-force business	(8)	—	—	(8)
Share of profit/loss after tax	(30)	12	—	(18)
Acquisitions and additions	32	91	—	123
Disposals	(305)	(317)	(2)	(624)
Fair value losses taken to other comprehensive income	—	(27)	—	(27)
Dividends received	—	(63)	—	(63)
Reclassification to financial investments	—	(9)	—	(9)
Foreign exchange rate movements	(2)	(17)	(1)	(20)
Movements in carrying amount	(305)	(330)	(3)	(638)
At 31 December 2010	80	563	—	643
1.	Includes impairment of £10 million in other intangibles (2009: £1 million).

Additions relate to the Group’s Netherlands and India associates.

On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company’s main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

On 31 December 2010, the Group sold its 49.99% holding in RBSG Collective Investments Limited to that company’s main shareholder, RBS Group plc. In addition the Group acquired RBS Group plc’s shareholding in RBS Life Investments Limited, resulting in the Group gaining control of that entity and it therefore ceasing to be an associate (see note 3(a)).

Other disposals relate to the Group’s Netherlands associates.

(b) Principal associates

The principal associates included above are:

Company	Type of business	Class of share	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	Ordinary shares of RS1 each	26.0%	India
Banca Network Investimenti SpA	Product distribution	Ordinary shares of €1 each	49.99%	Italy
Cyrte Fund I CV	Investment fund	Partnership share	22.31%	Netherlands
Cyrte Fund II BV	Investment fund	Ordinary shares of €1 each	10.48%	Netherlands
Cyrte Fund III CV	Investment fund	Partnership share	28.82%	Netherlands

All investments in principal associates are unlisted and are held by subsidiaries.

Financial statements IFRS

179
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

16 – Interests in, and loans to, associates continued

Although the Group’s holding in one of the three Cyrte funds is less than 20%, it has significant influence through ownership of the fund manager, Cyrte Investments BV, a subsidiary of which acts as general partner to the funds, and through membership of its investment committee.

The Group’s Dutch subsidiary owns 30.6% of the shares, and depositary receipts for shares, in Van Lanschot NV, a financial services company in the Netherlands. The Group is not able to appoint management representation on the board of this company and is therefore unable to exert significant influence over its affairs. Accordingly, this investment is treated as a financial investment rather than as an associate.

(c) Additional information

Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	2010 £m	2009 £m
Share of revenues	163	216
Share of results before tax	16	(53)
Share of assets	803	3,013
Share of liabilities	(240)	(2,120)
Share of net assets	563	893

The associates have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interest in them.

(d) Impairment testing

All interests in associates have been tested for impairment but the only material items are detailed below.

(i) Aviva Life Insurance Company India Limited

The Group’s investment in Aviva Life Insurance Company India Limited has been tested for impairment by comparing its carrying value (which includes goodwill which arose on their acquisition) with its recoverable amount. The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the investment.

Key assumptions used for the calculation were:

■	Cash flow projections based on
(i)	the policy portfolio existing at the valuation date; and
(ii)

the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

■	The embedded values for existing business was derived using risk free rates;
■	The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 17.3%; and
■	New sales beyond the three-year period have been extrapolated using a growth rate of 14% for seven years and 10% thereafter.

Aviva Life Insurance Company India Limited is a developing business and the recoverability of value is reliant on future projected growth being achieved. In addition local regulatory changes have resulted in changes to the types of product that can be sold. The growth projections are inherently uncertain and dependent on local economic and regulatory conditions.

(ii) Banca Network Investimenti SpA

A review of strategy by the owners of Banca Network Investimenti SpA has significantly changed the future business plans and nature of the activities of this associate. As a result of this change in the prospects of the associate, management no longer believe that its carrying value is fully recoverable. This has generated an impairment of £20 million.

Other impairments arise from UK long-term business intermediary associates.

180
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

17 – Property and equipment

This note analyses our tangible fixed assets, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner- occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2009	61	573	14	876	605	2,129
Additions	62	11	—	40	36	149
Disposals	(7)	(49)	(2)	(82)	(196)	(336)
Transfers to investment property (note 18)	(16)	(47)	—	—	—	(63)
Transfers to intangibles (note 14)	—	—	—	(23)	—	(23)
Fair value losses (see below)	—	(33)	—	—	—	(33)
Foreign exchange rate movements	(6)	(35)	(2)	(14)	(18)	(75)
At 31 December 2009	94	420	10	797	427	1,748
Additions	122	19	1	25	58	225
Disposals	(5)	(35)	(2)	(27)	(52)	(121)
Transfers (to)/from investment property (note 18)	(1)	2	—	—	—	1
Transfers to Intangibles (note 14)	—	—	—	(69)	(19)	(88)
Transfers	(87)	87	—	—	—	—
Fair value gains/(losses)	—	(42)	—	—	—	(42)
Foreign exchange rate movements	3	(11)	—	(3)	(5)	(16)
At 31 December 2010	126	440	9	723	409	1,707
Depreciation and impairment
At 1 January 2009	—	(5)	(8)	(675)	(375)	(1,063)
Charge for the year	—	(1)	(1)	(76)	(37)	(115)
Disposals	—	2	1	60	92	155
Transfers to intangibles (note 14)	—	—	—	3	—	3
Transfers	—	—	—	(1)	—	(1)
Impairment losses charged to restructuring costs	—	—	—	(1)	(1)	(2)
Foreign exchange rate movements	—	—	1	13	15	29
At 31 December 2009	—	(4)	(7)	(677)	(306)	(994)
Charge for the year	—	—	(1)	(47)	(29)	(77)
Disposals	—	4	—	22	22	48
Transfers to intangibles (note 14)	—	—	—	57	—	57
Impairment losses charged to restructuring costs	—	—	—	—	(3)	(3)
Foreign exchange rate movements	—	—	1	5	6	12
At 31 December 2010	—	—	(7)	(640)	(310)	(957)

Carrying amount
At 31 December 2009	94	416	3	120	121	754
Less: Amounts classified as held for sale:	—	—	—	—	(1)	(1)
	94	416	3	120	120	753
At 31 December 2010	126	440	2	83	99	750

Fair value losses of £46 million (2009: £26 million) have been charged to other comprehensive income, with the net reversal of losses previously charged to the income statement now being credited there.

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

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £347 million (2009: £328 million).

The Group has no material finance leases for property and equipment.

Financial statements IFRS

181
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

18 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January 2009	12,501	1,925	14,426
Additions	319	49	368
Capitalised expenditure on existing properties	64	9	73
Fair value losses	(917)	(167)	(1,084)
Disposals	(785)	(143)	(928)
Transfers from property and equipment (note 17)	28	35	63
Foreign exchange rate movements	(453)	(35)	(488)
At 31 December 2009	10,757	1,673	12,430
Less: Amounts classified as held for sale	—	(8)	(8)
	10,757	1,665	12,422
At 1 January 2010	10,757	1,673	12,430
Additions	800	278	1,078
Capitalised expenditure on existing properties	35	13	48
Fair value gains	336	85	421
Disposals	(610)	(215)	(825)
Transfers (to)/from property and equipment (note 17)	(2)	1	(1)
Foreign exchange rate movements	(75)	(12)	(87)
At 31 December 2010	11,241	1,823	13,064

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

The fair value of investment properties leased to third parties under operating leases at 31 December 2010 was £12,924 million (2009: £11,750 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 50(b)(i).

182
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

19 – Fair value methodology

This note explains the methodology for valuing our financial assets and liabilities carried at fair value, and provides an analysis of these according to a ‘fair value hierarchy’, determined by the market observability of valuation inputs.

(a) Basis for determining fair value hierarchy of financial instruments

For financial assets and liabilities carried at fair value, we have categorised the measurement basis into a ‘fair value hierarchy’ as follows:

Quoted market prices in active markets – (‘Level 1’)

Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities. An active market is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples are listed equities in active markets, listed debt securities in active markets and quoted unit trusts in active markets.

Modelled with significant observable market inputs – (‘Level 2’)

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:

■	Quoted prices for similar (i.e. not identical) assets and liabilities in active markets.
■

Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

■

Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks, and default rates).

■	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

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

Modelled with significant unobservable market inputs – (‘Level 3’)

Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are certain private equity investments and private placements.

The majority of the Group’s financial assets and certain financial liabilities are valued based on quoted market information or observable market data. A small percentage (4.5%) of total financial assets recorded at fair value are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible.

Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

Financial statements IFRS

183
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

19 – Fair value methodology continued

(b) Fair value hierarchy analysis

An analysis of financial assets and liabilities according to fair value hierarchy is given below:

	2010
	Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 22 and 20)
Loans	—	21,028	—	21,028	22,046	—	43,074
Fixed maturity securities	116,577	42,196	8,709	167,482	—	—	167,482
Equity securities	43,455	4,649	972	49,076	—	—	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	—	—	36,730
Total	190,014	71,953	12,349	274,316	22,046	—	296,362
Financial liabilities
Non-participating investments contracts (note 37)	44,795	1,131	199	46,125	2,180	—	48,305
Borrowings (note 46)	2,305	2,385	—	4,690	10,259	—	14,949
Derivative liabilities (note 47)	147	2,226	9	2,382	—	—	2,382
Total	47,247	5,742	208	53,197	12,439	—	65,636

Discussion on the valuation techniques applied to value financial liabilities carried at fair value is included in the relevant footnote disclosure for the financial liability.

For the year to 31 December 2010, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £517 million (2009: £886 million), and from Level 2 to Level 1 amounted to £289 million (2009: £2,181 million). The transfers arose as a result of changes in the level of activity in the markets from which prices are sourced, as well as changes in the pricing sources used in France to value certain financial investments. The latter has not given rise to a change in pricing methodology.

For the year to 31 December 2010, there were no transfers of financial liabilities between fair value hierarchy levels except for the transfer of £2,305 million securitised borrowings in our business in the Netherlands, which have moved from Level 2 to Level 1 as a result of increased market activity.

	2009
	Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 20 and 23)
Loans	—	20,890	—	20,890	20,189	—	41,079
Fixed maturity securities	116,026	36,592	9,139	161,757	—	—	161,757
Equity securities	38,809	5,775	843	45,427	—	—	45,427
Other investments (including derivatives)	26,240	3,950	1,328	31,518	—	(23)	31,495
Total	181,075	67,207	11,310	259,592	20,189	(23)	279,758
Financial liabilities
Non-participating investments contracts (note 37)	39,924	1,203	162	41,289	2,167	—	43,456
Borrowings (note 46)	—	5,108	—	5,108	9,892	—	15,000
Derivative liabilities (note 47)	117	1,968	14	2,099	—	—	2,099
Total	40,041	8,279	176	48,496	12,059	—	60,555

Following a review of the Group’s investment classifications, comparative amounts in the table above for debt and equity securities and other investments have been amended from amounts previously reported, reflecting the fact that equity and debt securities held indirectly through majority owned consolidated mutual funds in France managed by third parties, which in 2009 were presented as unit trusts and other investment vehicles within other investments, are now presented as debt and equity securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million respectively and decrease unit trusts and other investment vehicles within other investments by £3,332 million. Except for £50 million equity securities considered Level 3, which were previously treated as Level 1 when classified as other investments, there is no effect on the fair value hierarchy as a result of the change in presentation.

184
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

19 – Fair value methodology continued

(c) Further information on Level 3 financial instruments

(i) The tables below show movements in the Level 3 financial assets and liabilities measured at fair value.

	2010
	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial investments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	9,139	844	1,327	11,310	176
Total net gains or losses recognised in the income statement	64	6	177	247	—
Total net gains or losses recognised in other comprehensive income	73	50	—	123	—
Purchases	1,279	11	1,031	2,321	—
Issuances	—	—	—	—	31
Disposals	(636)	(75)	(140)	(851)	(5)
Transfers into Level 3	300	165	289	754	—
Transfers out of Level 3	(1,296)	(3)	(2)	(1,301)	—
Foreign exchange rate movements	(214)	(26)	(14)	(254)	6
Balance at 31 December	8,709	972	2,668	12,349	208

					2009
	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial investments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	1,850	981	64	2,895	182
Total net gains or losses recognised in the income statement	2	(55)	1	(52)	1
Total net gains or losses recognised in other comprehensive income	107	1	(4)	104	—
Purchases	820	117	104	1,041	—
Issuances	—	—	—	—	12
Disposals	(247)	(133)	(5)	(385)	—
Settlements	—	(73)	—	(73)	—
Transfers into Level 3	7,659	134	1,186	8,979	—
Transfers out of Level 3	(923)	(54)	(19)	(996)	—
Foreign exchange rate movements	(129)	(74)	—	(203)	(19)
Balance at 31 December	9,139	844	1,327	11,310	176

The Group assesses the fair value hierarchy of its financial investments biannually at 30 June and 31 December. Transfers between fair value hierarchy levels are deemed to have occurred at the assessment date.

Transfers into and out of Level 3 arose for the following reasons:

■	Changes in the market observability of valuation inputs.
■	Changes in the market observability of inputs used to validate valuations.
■	Significant differences between third-party prices used for valuations and validation prices either sourced from third parties or internal models.

The principal transfers out of Level 3 in 2010, are:

■

The transfer of £0.65 billion Italian structured bonds, which were classified as Level 3 in 2009 because of significant differences between the third-party counterparty price used to value the bonds and the internal model valuation using observable market inputs, which was used to validate the counterparty price. Except for £55 million of structured bonds, which remain in Level 3, the third-party and internal-modelled valuations have not shown any significant differences on a monthly basis since January 2010. Consequently the bonds have been transferred to Level 2.

■

The transfer of £0.31 billion debt securities in our UK business, for which either new valuation models have been developed or there has been sufficient market activity in observable inputs to justify a Level 2 classification.

The transfers into Level 3 in 2010 are spread across our businesses in the UK, Italy, US, the Netherlands and France and across a number of asset classes, with no single business or asset class predominating. There are a variety of reasons for these transfers including insufficient market activity in valuation inputs, greater transparency of valuation inputs from third-party pricing sources and open investment funds becoming closed.

Of the £247 million net gains (2009: £52 million net losses) recognised in the income statement during the year, £252 million gain (2009: £2 million gain) relates to net investment income and £5 million loss (2009: £54 million loss) relating to impairments is included in other expenses.

Financial statements IFRS

185
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

19 – Fair value methodology continued

(ii) The principal investments classified as Level 3, and the valuation techniques applied to them, are:

■

Structured bond-type products held by our businesses in France and Italy amounting to £6.49 billion and £0.06 billion respectively, for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. Most of these bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2010, the counterparty and broker quotes used to value these products were less than the modelled valuations.

■

Notes issued by loan partnerships held by our UK Life business amounting to £1.2 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In 2010, there were insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price. In addition, our UK Life business owns part of the residual equity interest in these loan partnerships valued at £0.2 billion according to net asset values, which are not considered market observable, resulting in a Level 3 classification.

■

Private equity investment funds amounting to £1.4 billion, of which £0.9 billion is held by our UK business. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw-downs and distributions between the date of the report and the balance sheet date and the fund manager’s carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.

■

External hedge funds held principally by businesses in the UK, US and France amounting to £1.1 billion. Valuations received from fund managers are based on net asset values. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.

■

Certain direct private equity investments and private placements held by our business in the Netherlands and strategic interests in banking partners held by our Italian business amounting to £0.9 billion. Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

■	Other Level 3 investments amount to £1.0 billion and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

(iii) Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. 95% (2009: 91%) of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

■

For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.

■

For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing to a reasonable alternative the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security’s contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £4.5 billion of the Group’s Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value in the range of £367 million positive impact and £366 million adverse impact.

Of the £7.9 billion Level 3 investments for which sensitivity analysis is not provided, £0.1 billion and £7.2 billion relate to investments held in unit-linked and participating funds respectively in Spain and France. For these products investment risk is predominantly borne by policyholders, and therefore shareholder profit before tax is insensitive to reasonable changes in fair value of these investments. Level 3 investments backing non-linked shareholder-backed business, for which no sensitivity analysis is provided, amounts to only £0.6 billion. A 10% change in valuation of these investments would reduce shareholder profit before tax by £64 million.

For the year ended 31 December 2009, we reported that changing one or more unobservable inputs to a reasonable alternative would not have had a significant impact on the fair value of financial investments carried at fair value.

186
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

20 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2009 and 2010 were as follows:

	2010			2009
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	180	1,574	1,754	214	1,655	1,869
Loans to banks	—	5,683	5,683	—	5,339	5,339
Securitised mortgage loans (see note 21)
UK	1,912	—	1,912	1,840	—	1,840
Netherlands	5,249	1,155	6,404	5,544	1,770	7,314
	7,161	1,155	8,316	7,384	1,770	9,154
Non-securitised mortgage loans	13,687	9,750	23,437	13,292	8,012	21,304
Loans and advances to bank customers	—	2,023	2,023	—	1,943	1,943
Loans to brokers and other intermediaries	—	100	100	—	92	92
Other loans	—	1,761	1,761	—	1,378	1,378
Total	21,028	22,046	43,074	20,890	20,189	41,079

Loans to banks include cash collateral received under stock lending arrangements (see note 22(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 47).

Of the above loans, £35,581 million (2009: £33,241 million) is expected to be recovered more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 19.

The change in fair value of these loans during the year, attributable to a change in credit risk, was a loss of £85 million (2009: £338 million gain). The cumulative change attributable to changes in credit risk to 31 December 2010 was a loss of £400 million (2009: £315 million loss).

Loans at amortised cost

The fair value of these loans at 31 December 2010 was £21,784 million (2009: £19,786 million).

(b) Analysis of loans carried at amortised cost

	2010			2009
	Amortised cost £m	Impairment £m	Carrying value £m	Amortised cost £m	Impairment £m	Carrying value £m
Policy loans	1,574	—	1,574	1,655	—	1,655
Loans to banks	5,683	—	5,683	5,339	—	5,339
Securitised mortgage loans	1,156	(1)	1,155	1,771	(1)	1,770
Non-securitised mortgage loans	9,846	(96)	9,750	8,115	(103)	8,012
Loans and advances to bank customers	2,064	(41)	2,023	1,986	(43)	1,943
Loans to brokers and other intermediaries	100	—	100	92	—	92
Other loans	1,764	(3)	1,761	1,379	(1)	1,378
Total	22,187	(141)	22,046	20,337	(148)	20,189

The movements in the impairment provisions on these loans for the years ended 31 December 2009 and 2010 were as follows:

	2010 £m	2009 £m
At 1 January	(148)	(122)
Increase during the year	(28)	(58)
Write back following sale or reimbursement	17	17
Write back following recovery in value	6	5
Other movements	11	2
Foreign exchange movements	1	8
At 31 December	(141)	(148)

Financial statements IFRS

187
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

20 – Loans continued

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

The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £4,542 million (2009: £3,685 million). No collateral was actually sold or repledged in the absence of default during the year (2009: £nil).

21 – Securitised mortgages and related assets

The Group has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings, in our UK Life and Dutch businesses. This note gives details of the relevant transactions.

(a) Description of arrangements

(i) United Kingdom

In a long-term business subsidiary, Aviva Equity Release UK Limited (AER), the beneficial interest in certain portfolios of lifetime mortgages has been transferred to five special purpose securitisation companies (the ERF companies), in return for initial consideration and, at later dates, deferred consideration. The deferred consideration represents receipts accrued within the ERF companies after meeting all their obligations to the note holders, loan providers and other third parties in the priority of payments. The purchases of the mortgages were funded by the issue of fixed and floating rate notes by the ERF companies.

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

(iii) General

In all of the above transactions, the Company and its subsidiaries are not obliged to support any losses that may be suffered by the note holders and do not intend to provide such support. Additionally, the notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose securitisation companies, including funds due from customers in respect of the securitised loans, are sufficient and that note holders have no recourse whatsoever to other companies in the Aviva Group.

188
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

21 – Securitised mortgages and related assets continued

(b) Carrying values

The following table summarises the securitisation arrangements:

	2010		2009
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
UK
Securitised mortgage loans
At fair value (note 20)	1,912	(1,464)	1,840	(1,444)
Other securitisation assets/(liabilities)	130	(578)	—	(396)
	2,042	(2,042)	1,840	(1,840)
Delta Lloyd
Securitised mortgage loans
At fair value (note 20)	5,249	(4,216)	5,544	(4,441)
At amortised cost (note 20)	1,155	(1,924)	1,770	(2,656)
	6,404	(6,140)	7,314	(7,097)
Other securitisation assets/(liabilities)	—	(264)	—	(217)
	6,404	(6,404)	7,314	(7,314)

Loan notes held by third parties are as follows:

	2010		2009
	UK £m	Delta Lloyd £m	UK £m	Delta Lloyd £m
Total loan notes issued, as above	1,464	6,140	1,444	7,097
Less: Loan notes held by Group companies	(176)	(1,095)	—	(1,212)
Loan notes held by third parties (note 46c)	1,288	5,045	1,444	5,885

Of the total UK commercial mortgage loans, £215 million (2009: £46 million) relates to primary healthcare and PFI businesses and is secured against General Practitioner premises, other primary health-related premises or schools leased to government bodies. For all such loans, government support is provided through reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Financial statements IFRS

189
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

22 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

	2010				2009
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	17,447	—	17,447	—	21,423	—	21,423
UK local authorities	—	16	—	16	—	16	—	16
Non-UK government	11	47,843	2,666	50,520	11	45,655	1,810	47,476
Corporate bonds
Public utilities	—	5,849	2,518	8,367	—	5,997	633	6,630
Other corporate	6	61,988	17,123	79,117	(28)	55,254	15,364	70,590
Convertibles and bonds with warrants attached	—	583	—	583	—	586	—	586
Other	14	3,614	4,928	8,556	36	6,870	5,065	11,971
	31	137,340	27,235	164,606	19	135,801	22,872	158,692
Certificates of deposit	80	2,590	24	2,694	—	2,802	8	2,810
Redeemable preference shares	—	178	4	182	—	255	—	255
	111	140,108	27,263	167,482	19	138,858	22,880	161,757
Equity securities
Ordinary shares
Public utilities	—	4,108	—	4,108	—	3,665	15	3,680
Banks, trusts and insurance companies	7	6,708	907	7,622	—	6,458	831	7,289
Industrial miscellaneous and all other	31	34,102	2,566	36,699	8	31,668	2,540	34,216
	38	44,918	3,473	48,429	8	41,791	3,386	45,185
Non-redeemable preference shares	—	260	387	647	—	125	117	242
	38	45,178	3,860	49,076	8	41,916	3,503	45,427
Other investments
Unit trusts and other investment vehicles	12	32,202	306	32,520	—	27,064	119	27,183
Derivative financial instruments (note 55b)	2,274	—	—	2,274	2,078	—	—	2,078
Deposits with credit institutions	73	485	—	558	88	881	—	969
Minority holdings in property management undertakings	—	664	—	664	—	667	—	667
Other investments – long-term	—	660	52	712	—	617	4	621
Other investments – short-term	—	2	—	2	—	—	—	—
	2,359	34,013	358	36,730	2,166	29,229	123	31,518
Total financial investments
Less assets classified as held for sale
Fixed maturity securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	(23)	—	—	(23)
	—	—	—	—	(23)	—	—	(23)
	2,508	219,299	31,481	253,288	2,170	210,003	26,506	238,679

Of the above total, £153,470 million (2009: £174,292 million) is expected to be recovered more than one year after the statement of financial position date.

Other debt securities of £8,556 million (2009: £11,971 million) primarily include residential and commercial mortgage-backed securities, as well as other structured credit securities.

Following a review of the Group’s investment classifications, comparative amounts for equity securities and other investments have been amended from amounts previously reported, reflecting the fact that equity and debt securities held indirectly through majority owned consolidated mutual funds in France managed by third parties, which in 2009 were presented as unit trusts and other investment vehicles within other investments, are now presented as debt and equity securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million and decrease unit trusts and other investment vehicles within other investments by £3,332 million.

190
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

22 – Financial investments continued

(b) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

	2010
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	164,266	7,507	(4,291)	167,482
Equity securities	44,878	7,186	(2,988)	49,076
Other investments
Unit trusts and specialised investment vehicles	30,455	2,478	(413)	32,520
Derivative financial instruments	1,517	774	(17)	2,274
Deposits with credit institutions	558	—	—	558
Minority holdings in property management undertakings	669	121	(126)	664
Other long-term investments	756	18	(62)	712
Other short-term investment	2	—	—	2
	243,101	18,084	(7,897)	253,288
These are further analysed as follows:
At fair value through profit or loss	212,714	15,626	(6,533)	221,807
Available for sale	30,387	2,458	(1,364)	31,481
	243,101	18,084	(7,897)	253,288

	2009
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	160,572	5,872	(4,687)	161,757
Equity securities	46,479	4,173	(5,225)	45,427
Other investments
Unit trusts and specialised investment vehicles	26,653	784	(254)	27,183
Derivative financial instruments	1,519	896	(337)	2,078
Deposits with credit institutions	969	—	—	969
Minority holdings in property management undertakings	635	69	(37)	667
Other long-term investments	729	191	(299)	621
	237,556	11,985	(10,839)	238,702
These are further analysed as follows:
At fair value through profit or loss	210,635	10,506	(8,945)	212,196
Available for sale	26,921	1,479	(1,894)	26,506
	237,556	11,985	(10,839)	238,702

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Unrealised gains and losses on financial investments classified as at fair value through profit or loss recognised in the income statement in the year were a net gain of £7,956 million (2009: £15,165 million net gain). Of this, £397 million net gain (2009: £1,877 million net loss) related to financial investments designated as trading and £7,559 million net gain (2009: £17,042 million net gain) related to investments designated as other than trading.

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

Total impairments of financial investments classified as available for sale in the income statement in the year, disclosed in note 6, were £179 million (2009: £538 million). The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £983 million (2009: £1,060 million). Movements in this provision are shown in section (c) below.

At 31 December 2010, £1.0 billion of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain.

Financial statements IFRS

191
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

22 – Financial investments continued

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2009 and 2010 were as follows:

	Fixed maturity securities £m	Equity securities £m	Other investments £m	Total £m
At 1 January 2009	(225)	(1,036)	—	(1,261)
Increase for the year charged to the income statement	(93)	(384)	(5)	(482)
Write back following sale or reimbursement	174	401	—	575
Foreign exchange rate movements	25	85	(2)	108
At 31 December 2009	(119)	(934)	(7)	(1,060)
Increase for the year charged to the income statement	(79)	(100)	—	(179)
Write back following sale or reimbursement	48	175	—	223
Write back following recovery in value	1	1	—	2
Foreign exchange rate movements	(2)	33	—	31
At 31 December 2010	(151)	(825)	(7)	(983)

(d) Financial investment arrangements

(i) Stock lending arrangements

The Group has entered into stock lending arrangements in the UK and overseas in accordance with established market conventions. The majority of the Group’s stock lending transactions occurs in the UK, where investments are lent to EEA-regulated, locally domiciled counterparties and governed by agreements written under English law.

It is not the Group’s practice to enter into stock lending or repurchase agreements which result in the derecognition of financial assets from our balance sheet. Financial assets subject to such agreements are sold to be repurchased at a fixed price, usually market price on execution, or loaned for a fee. The Group therefore retains exposure to the market risks of the transferred securities. Because, as transferor, we have retained substantially all the risks and rewards of ownership of the transferred securities, they remain on balance sheet.

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

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amount of financial assets received in this manner at 31 December 2010 was £15,858 million (2009: £16,909 million). The value of collateral that was actually sold in the absence of default was £nil (2009: £nil).

In addition to the above, the Group has received and pledged cash collateral under stock lending arrangements that has been recognised in the statement of financial position with a corresponding obligation or receivable for its return. These latter balances are shown in notes 47 and 23 respectively.

(ii) Stock repurchase arrangements

Included within financial investments are £853 million (2009: £664 million) of debt securities and other fixed income securities which have been sold under stock repurchase arrangements. The obligations arising under these arrangements are shown in note 47.

(iii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2010, £910 million (2009: £703 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

192
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

23 – Receivables

This note analyses our total receivables.

	2010 £m	2009 £m
Amounts owed by contract holders	1,965	2,435
Amounts owed by intermediaries	1,414	1,216
Deposits with ceding undertakings	1,459	1,670
Amounts due from reinsurers	500	680
Amounts due from brokers for investment sales	269	232
Amounts receivable for collateral pledged (notes 22d and 55c)	15	15
Reimbursements due from government health insurance	388	141
Corporate owned life insurance	153	146
Dividends receivable	86	76
Finance lease receivables	175	162
Other banking assets	248	273
Other receivables	1,623	2,606
Total	8,295	9,652
Less: Amounts classified as held for sale	—	(20)
	8,295	9,632
Expected to be recovered in less than one year	7,095	8,985
Expected to be recovered in more than one year	1,200	647
	8,295	9,632

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

24 – Deferred acquisition costs and other assets

This note shows the products on which we are deferring some of our acquisition costs and details the movements in the balance during the year.

(a) Carrying amount

The carrying amount comprises:

	2010 £m	2009 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	3,148	2,952
Insurance contracts – General insurance and health business	1,141	1,227
Participating investment contracts – Long-term business	35	85
Non-participating investment contracts – Long-term business	1,078	1,032
Retail fund management business	14	20
Total deferred acquisition costs	5,416	5,316
Surpluses in the staff pension schemes (note 45(e)(vii))	524	—
Other assets	132	305
Total	6,072	5,621

Deferred acquisition costs on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year after the statement of financial position date.

Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

Financial statements IFRS

193
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

24 – Deferred acquisition costs and other assets continued

(b) Movements in the year

The movements in deferred acquisition costs during the year were:

				2010
	Long-term business £m	General insurance and health business £m	Retail fund manage- ment business £m	Total £m
Carrying amount at 1 January	4,069	1,227	20	5,316
Acquisition costs deferred during the year	1,167	2,283	6	3,456
Amortisation	(582)	(2,369)	(12)	(2,963)
Impact of assumption changes	58	—	—	58
Effect of portfolio transfers, acquisitions and disposals	80	—	—	80
Foreign exchange rate movements	39	13	—	52
Shadow adjustment	(570)	—	—	(570)
Other	—	(13)	—	(13)
Carrying amount at 31 December	4,261	1,141	14	5,416

				2009
	Long-term business £m	General insurance and health business £m	Retail fund manage- ment business £m	Total £m
Carrying amount at 1 January	4,455	1,489	22	5,966
Acquisition costs deferred during the year	1,123	2,209	8	3,340
Amortisation	(468)	(2,464)	(9)	(2,941)
Impact of assumption changes	94	—	(1)	93
Effect of portfolio transfers, acquisitions and disposals	(40)	—	—	(40)
Foreign exchange rate movements	(338)	(7)	—	(345)
Shadow adjustment	(757)	—	—	(757)
Carrying amount at 31 December	4,069	1,227	20	5,316

The level of capitalised acquisition costs for new long-term business increased by £44 million in 2010, reflecting higher new business in the United States. The amortisation increased by £114 million in 2010, mainly in the United States where DAC balances, and the amortisation thereof, are increasing, driven by the growing volumes of business.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in DAC balance would reduce profit by £115 million if market yields on fixed income investments were to increase by 1% and increase profit by £125 million if yields were to reduce by 1%.

The shadow adjustments relate to deferred acquisition costs on business in the United States backed by investments classified as available for sale. As explained in accounting policy J, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets

Other assets include £1 million (2009: £1 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £3,691 million (2009: £3,604 million), include £172 million (2009: £148 million) that is expected to be recovered more than one year after the statement of financial position date.

194
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

25 – Assets held to cover linked liabilities

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

The carrying values of assets backing unit-linked liabilities are as follows:

	2010 £m	2009 £m
Loans	35	917
Debt securities	16,150	16,381
Equity securities	31,441	28,638
Other investments	31,846	29,659
Reinsurance assets	1,215	986
Cash and cash equivalents	4,772	4,214
	85,459	80,795

As described in note 36(a), £1,890 million of index-linked liabilities, previously included within unit-linked non-participating provisions, have been reclassified as other non-participating provisions as at 31 December 2009. As a result, the carrying values of assets backing unit-linked liabilities at that date have been reduced accordingly.

26 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2010 £m	2009 £m

The allotted, called up and fully paid share capital of the Company at 31 December 2010 was: 2,820,148,642 (2009: 2,766,611,374) ordinary shares of 25 pence each	705	692

(b) During 2010, a total of 53,537,268 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	Number of shares	Share Capital £m	Share Premium £m
At 1 January 2008	2,621,792,828	655	1,223
Shares issued under the Group’s Employee and Executive Share Option Schemes	8,429,587	2	18
Shares issued in lieu of dividends	27,479,209	7	(7)
At 31 December 2008	2,657,701,624	664	1,234
Shares issued under the Group’s Employee and Executive Share Option Schemes	951,455	1	—
Shares issued in lieu of dividends	107,958,295	27	(27)
At 31 December 2009	2,766,611,374	692	1,207
Shares issued under the Group’s Employee and Executive Share Option Schemes	722,968	—	—
Shares issued in lieu of dividends	52,814,300	13	(13)
At 31 December 2010	2,820,148,642	705	1,194

The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time allot as the allotment authority continues to be required under the act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu with any new ordinary shares issued in the Company. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the UK Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

Financial statements IFRS

195
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

27 – Equity compensation plans

This note describes the various equity compensation plans we use, and shows how we value the options and awards of shares in the Company.

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s Share Plans). These are as follows:

(i) Savings-related options

These are options granted under the HM Revenue and Customs-approved Save As You Earn (SAYE) share option schemes in the UK and Irish Revenue-approved SAYE share option scheme in Ireland. Options are normally exercisable during the six-month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract.

(ii) Executive share options

These are options granted on various dates until 2004, under the Aviva Executive Share Option Plan or predecessor plans, and in 2010, under the Aviva Executive Share Option Plan 2005. Options granted between 2001 and 2004 were subject to the satisfaction of conditions relating to both the Company’s Return on Capital Employed (ROCE) and its relative Total Shareholder Return (TSR). The performance was measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant. The options granted in 2010 are described in the Directors’ Remuneration Report.

(iii) Long-term incentive plan awards

These awards have been made under the Aviva Long Term Incentive Plan 2005 and are described in section (b) below and in the Directors’ Remuneration Report.

(iv) Annual bonus plan awards

These awards have been made under the Aviva Annual Bonus Plan 2005, and are described in section (b) below and in the Directors’ Remuneration Report.

(v) One Aviva, twice the value bonus plan awards

These are conditional awards first granted under the Aviva Annual Bonus Plan 2005 in 2008, and are described in section (b) below and in the Directors’ Remuneration Report.

(vi) CFO recruitment share awards plan awards

The following awards were granted to Patrick Regan under the CFO Recruitment Share Awards Plan following his recruitment in 2010: the Replacement Restricted Share Award (RRSA), the Bonus Replacement Deferred Share Award (BRDSA) and the One Aviva Twice the Value Award (OATTV). The RRSA was awarded to compensate Mr Regan for the loss of share awards granted by his previous employer and the BRDSA was awarded to compensate Mr Regan for the loss of bonus from his previous employer. The awards are described in section (b) below and in the Directors’ Remuneration Report. No further awards will be made under this plan.

(b) Outstanding options and awards

(i) Share options

At 31 December 2010, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	406	146,038	2010	563	1,113,993	2010, 2012 or 2014
	428	91,945	2011	410	2,599,581	2011, 2013 or 2015
	491	523,884	2010 or 2012	316	11,067,836	2012, 2014 or 2016
	593	290,792	2011 or 2013	310	6,050,688	2013, 2015 or 2017

Aviva Ireland Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	719	19,535	2010	509	256,558	2011 or 2013
	879	22,832	2011	360	1,122,071	2012 or 2014
	830	89,009	2010 or 2012	374	345,187	2013 or 2015

196
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

27 – Equity compensation plans continued

Aviva Executive Share Option Plan	Option price p	Number of shares	Normally exercisable
	1,035	291,730	2004 to 2011
	516	529,990	2005 to 2012
	512	694,984	2006 to 2013
	526	470,340	2007 to 2014
	386	1,529,647	2013

The following table summarises information about options outstanding at 31 December 2010:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.10 – £5.55	25,448,284	3	347.84
£5.56 – £8.00	1,516,626	1	569.20
£8.01 – £10.35	291.730	1	1,035.00

The comparative figures as at 31 December 2009 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.10 – £5.55	23,163,439	3	362.18
£5.56 – £8.00	2,725,129	1	576.28
£8.01 – £10.35	466,525	1	1,016.57

(ii) Share awards

At 31 December 2010, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	3,669,927	2008 to 2010	7,599,920	2010 to 2012
	10,460,578	2009 to 2011

One Aviva, twice the value Bonus Plan	Number of shares	Vesting period	Number of shares	Vesting period
	929,872	2008 to 2010	2,178,398	2010 to 2012
	2,420,778	2009 to 2011

Aviva Annual Bonus Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	1,775,320	2008 to 2010	5,051,579	2010 to 2012
	5,416,844	2009 to 2011

CFO Recruitment Share Awards Plan	Award type	Number of shares	Vesting period
	RRSA	255,589	2010, 2011 and 2012
	BRDSA	43,231	2010 to 2012
	OATTV	55,051	2010 to 2012

The vesting of awards under the Aviva Long Term Incentive Plan 2005, the One Aviva, twice the value Bonus Plan and the OATTV award under the CFO Recruitment Share Awards Plan is subject to the attainment of performance conditions as described in the Directors’ Remuneration Report. Shares which do not vest, lapse.

(iii) Shares to satisfy awards and options

Prior to March 2003, it was the practice to satisfy awards and options granted under the Group’s Share Plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the Group’s Share Plans and funded by the Company.

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted after March 2003 by the issue of new shares at the time of vesting. However, since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 28.

Financial statements IFRS

197
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

27 – Equity compensation plans continued

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2009 and 2010, and changes during the years ended on those dates, is shown below.

	2010		2009
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	26,355,093	395.90	26,278,223	477.82
Granted during the year	8,020,085	326.52	14,863,272	316.00
Exercised during the year	(73,755)	335.12	(146,330)	359.55
Forfeited during the year	(1,461,530)	380.82	(1,149,764)	459.77
Cancelled during the year	(2,788,423)	362.05	(8,604,422)	433.40
Expired during the year	(2,794,830)	516.95	(4,885,886)	513.42
Outstanding at 31 December	27,256,640	367.51	26,355,093	395.90
Exercisable at 31 December	3,319,816	564.95	6,709,247	550.41

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2010 £m	2009 £m	2008 £m
Equity-settled expense (note 7b)	50	56	39
Cash-settled expense	—	—	—
	50	56	39

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Black-Scholes option pricing model, were £1.32 and £2.39 (2009: £1.78 and £1.94) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2010	2009
Share price	402p	480p
Exercise price	310p	316p
Expected volatility	56%	55%
Expected life	5.00 years	5.00 years
Expected dividend yield	6.09%	5.06%
Risk-free interest rate	1.57%	2.47%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options.

64,903 options granted after 7 November 2002 were exercised during the year (2009: 144,590).

(ii) Share awards

The fair value of the awards was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2010	2009
Share price	386.00p	216.25p
Expected volatility*	66%	60%
Expected volatility of comparator companies’ share price*	65%	61%
Correlation between Aviva and competitors’ share price*	57%	55%
Expected life	2.75 years	2.75 years
Expected dividend yield	7.70%	8.23%
Risk-free interest rate*	1.80%	1.76%

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

198
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

28 – Shares held by employee trusts

We satisfy awards and options granted under the Group’s Share Plans primarily through shares purchased in the market and held by employees share trusts. This note gives details of the shares held in these trusts.

Movements in the carrying value of shares held by employee trusts comprise:

		2010		2009		2008
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	17,979,232	68	8,635,582	33	1,521,064	10
Acquired in the year	3,500,000	14	14,000,000	54	8,500,000	29
Distributed in the year	(13,063,745)	(50)	(4,656,350)	(19)	(1,385,482)	(6)
Balance at 31 December	8,415,487	32	17,979,232	68	8,635,582	33

The shares are owned by an employee share trust with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the Directors’ Remuneration Report.

These shares were purchased in the market and are carried at cost less amounts charged to the income statement in prior years. At 31 December 2010, they had an aggregate nominal value of £2,103,871 (2009: £4,494,808; 2008: £2,158,896) and a market value of £33,072,864 (2009: £71,539,364; 2008: £33,678,770). The trustees have waived their rights to dividends on the shares held in the trusts.

29 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2010 was:

	2010 £m	2009 £m
Issued and paid up
100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each	100	100
	200	200

The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time allot because the allotment authority continues to be required under the act.

Under the Company’s articles of association, the Company may issue and allot Sterling New Preference Shares and Euro New Preference Shares, which, if issued and allotted, would rank, as to payment of a dividend and capital, ahead of the Company’s ordinary share capital but behind the cumulative irredeemable preference shares currently in issue. The issued preference shares are non-voting except where their dividends are in arrears, on a winding up or where their rights are altered.

On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares. The Company does not have a contractual obligation to deliver cash or other financial assets to the preference shareholders and therefore the directors may make dividend payments at their discretion.

Financial statements IFRS

199
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

30 – Direct capital instruments

This note gives details of the direct capital instruments issued in November 2004.

Notional amount	2010 £m	2009 £m
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’. They have no fixed redemption date  but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on  28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter.

In addition, under certain circumstances defined in the terms and conditions of the issue, the Company may at its sole option:

■	substitute at any time not less than all of the DCIs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1

Securities or Qualifying Upper Tier 2 Securities;

■

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

The Company has the option to defer coupon payments on the DCIs on any relevant payment date. Deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

■	Redemption; or
■	Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
■	Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

31 – Merger reserve

This note analyses the movements in the merger reserve during the year.

Movements in the year comprised:

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,271	3,271	3,271
Movement in the year	—	—	—
Balance at 31 December	3,271	3,271	3,271

Prior to 1 January 2004, certain significant business combinations were accounted for using the ‘pooling of interests method’ (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account.

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

200
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

32 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity, and shows the movements during the year.

Movements in the year comprised:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy O) £m	Investment valuation reserve (see accounting policy S) £m	Hedging instruments reserve (see accounting policy T) £m	Equity compensa- tion reserve (see accounting policy AA) £m	Total £m
Balance at 1 January 2008	432	192	819	(63)	89	1,469
Arising in the year:
Fair value losses	—	(37)	(2,344)	—	—	(2,381)
Fair value gains transferred to profit on disposals	—	—	(126)	—	—	(126)
Fair value gains transferred to retained earnings on disposals	—	1	—	—	—	1
Share of fair value changes in joint ventures and associates taken to other comprehensive income	—	—	(93)	—	—	(93)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	830	—	—	830
Reserves credit for equity compensation plans	—	—	—	—	39	39
Shares issued under equity compensation plans (note 33)	—	—	—	—	(15)	(15)
Foreign exchange rate movements	3,253	—	—	(1,040)	—	2,213
Aggregate tax effect – shareholders’ tax	—	1	203	—	—	204
Balance at 31 December 2008	3,685	157	(711)	(1,103)	113	2,141
Arising in the year:
Fair value gains/(losses)	—	(26)	977	—	—	951
Fair value gains transferred to profit on disposals	—	—	(310)	—	—	(310)
Transfer to profit on disposal of subsidiary	(96)	—	—	—	—	(96)
Fair value gains transferred to retained earnings on disposals (note 33)	—	(1)	—	—	—	(1)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	122	—	—	122
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	482	—	—	482
Reserves credit for equity compensation plans	—	—	—	—	56	56
Shares issued under equity compensation plans (note 33)	—	—	—	—	(60)	(60)
Transfers to non-controlling interests following Delta Lloyd IPO	(351)	(26)	(156)	—	—	(533)
Foreign exchange rate movements	(1,014)	—	—	332	—	(682)
Aggregate tax effect – shareholders’ tax	—	—	(241)	—	—	(241)
Balance at 31 December 2009	2,224	104	163	(771)	109	1,829
Arising in the year:
Fair value gains/(losses)	—	(25)	579	—	—	554
Fair value gains transferred to profit on disposals	—	—	(123)	—	—	(123)
Transfer to profit on disposal of subsidiary (note 3b)	(2)	—	—	—	—	(2)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	(15)	—	—	(15)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	136	—	—	136
Reserves credit for equity compensation plans	—	—	—	—	41	41
Shares issued under equity compensation plans (note 33)	—	—	—	—	(51)	(51)
Transfers to non-controlling interests following Delta Lloyd IPO	(3)	—	(1)	—	—	(4)
Foreign exchange rate movements	(41)	—	—	78	—	37
Aggregate tax effect – shareholders’ tax	5	4	(166)	—	—	(157)
Balance at 31 December 2010	2,183	83	573	(693)	99	2,245

The above reserves are shown net of non-controlling interests.

Financial statements IFRS

201
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

33 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,425	3,902	6,434
Profit/(loss) for the year attributable to equity shareholders	1,463	1,085	(915)
Actuarial gains/(losses) on pension schemes (note 45e(iv))	1,033	(1,140)	(929)
Actuarial losses on pension schemes transferred to unallocated divisible surplus (note 41)	(18)	24	78
Dividends and appropriations (note 12)	(757)	(853)	(975)
Shares issued in lieu of dividends	209	299	170
Shares issued under equity compensation plans (note 33)	51	60	15
Shares distributed by employee trusts (note 28)	(50)	(18)	(6)
Fair value gains realised from reserves (note 32)	—	1	(1)
Transfer to non-controlling interests following Delta Lloyd IPO	(4)	3	—
Aggregate tax effect	59	62	31
Balance at 31 December	5,411	3,425	3,902

The shares issued in lieu of dividends are in respect of the transfer to retained earnings from the ordinary dividend account, arising from the treatment of these shares explained in note 26(b).

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

34 – Non-controlling interests

This note gives details of the Group’s minority interests and shows the movements during the year.

(a) Non-controlling interests at 31 December comprised:

	2010 £m	2009 £m	2008 £m
Equity shares in subsidiaries	2,055	2,098	695
Share of earnings	1,057	795	673
Share of other reserves	377	395	577
	3,489	3,288	1,945
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	2	2	9
	3,741	3,540	2,204

(b) Movements in the year comprised:

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,540	2,204	1,795
Profit for the year attributable to non-controlling interests	429	230	30
Minority share of movements in other reserves	57	35	—
Foreign exchange rate movements	(113)	(173)	471
Total comprehensive income attributable to non-controlling interests	373	92	501
Capital contributions from non-controlling interests	42	6	36
Increase in non-controlling interests following Delta Lloyd IPO	8	1,460	—
Minority share of dividends declared in the year	(187)	(109)	(106)
Non-controlling interest in acquired subsidiaries	3	(2)	43
Changes in non-controlling interest in existing subsidiaries	(38)	11	(65)
Reclassification to financial liabilities (see below)	—	(122)	—
Balance at 31 December	3,741	3,540	2,204

At the start of 2009, the minority shareholders in two subsidiaries in France and Italy held options requiring the Group to purchase their shares. During that year, both sets of minority shareholders indicated that they intended to exercise these options in 2010. We therefore reclassified their interests as at 31 December 2009 to financial liabilities in the consolidated statement of financial position. These transactions were completed during 2010 with the exercise of both sets of options.

202
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

35 – Contract liabilities and associated reinsurance

The following notes explain how we calculate our liabilities to our policyholders for insurance and investment products we have sold to them. Notes 36 and 37 cover these liabilities, and note 38 details the financial guarantees and options given for some of these products. Note 39 details the reinsurance recoverables on these liabilities while note 40 shows the effects of the assumptions we have changed during the year.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2010			2009
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(160,946)	3,650	(157,296)	(154,058)	4,299	(149,759)
Participating investment contracts	(69,482)	2	(69,480)	(66,559)	—	(66,559)
Non-participating investment contracts	(48,305)	1,463	(46,842)	(43,456)	1,258	(42,198)
	(278,733)	5,115	(273,618)	(264,073)	5,557	(258,516)
Outstanding claims provisions
Long-term business	(1,078)	104	(974)	(921)	40	(881)
General insurance and health	(9,528)	1,113	(8,415)	(9,977)	1,194	(8,783)
	(10,606)	1,217	(9,389)	(10,898)	1,234	(9,664)
Provisions for claims incurred but not reported	(2,735)	445	(2,290)	(2,719)	449	(2,270)
	(292,074)	6,777	(285,297)	(277,690)	7,240	(270,450)
Provision for unearned premiums	(4,855)	307	(4,548)	(4,781)	332	(4,449)
Provision arising from liability adequacy tests	(2)	—	(2)	(7)	—	(7)
Other technical provisions	(1)	—	(1)	—	—	—
Totals	(296,932)	7,084	(289,848)	(282,478)	7,572	(274,906)
Less: Amounts classified as held for sale	—	—	—	20	—	20
	(296,932)	7,084	(289,848)	(282,458)	7,572	(274,886)

Financial statements IFRS

203
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

Insurance liabilities at 31 December comprise:

	2010			2009
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	64,043	—	64,043	64,702	—	64,702
Unit-linked non-participating	21,450	—	21,450	21,268	—	21,268
Other non-participating	75,453	—	75,453	68,088	—	68,088
	160,946	—	160,946	154,058	—	154,058
Outstanding claims provisions	1,078	9,528	10,606	921	9,977	10,898
Provision for claims incurred but not reported	—	2,735	2,735	—	2,719	2,719
	1,078	12,263	13,341	921	12,696	13,617
Provision for unearned premiums	—	4,855	4,855	—	4,781	4,781
Provision arising from liability adequacy tests	—	2	2	—	7	7
Other technical provisions	—	1	1	—	—	—
Total	162,024	17,121	179,145	154,979	17,484	172,463
Less: Obligations to staff pension schemes transferred to provisions (note 44a)	(1,445)	—	(1,445)	(1,351)	—	(1,351)
Amounts classified as held for sale	—	—	—	—	(20)	(20)
	160,579	17,121	177,700	153,628	17,464	171,092

During 2010, the Group conducted a review of its classification of linked liabilities, following refinement of our policy which now defines unit-linked liabilities as those where all risks attached to the assets held to back those liabilities are borne by the policyholders. The review resulted in a reclassification of £1,890 million of insurance liabilities previously included as unit-linked non-participating liabilities as at 31 December 2009 to other non-participating liabilities. As a result of this reclassification, assets held to cover linked liabilities have also decreased by £1,890 million (see note 25).

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

■	In the UK mainly in:
–

New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

–

Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

–

‘Non-profit’ funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

–

The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the ‘lock-in’ criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

■

In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

■

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

204
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

■

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

■	In other overseas operations.

(ii) Group practice

The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the UK Companies Act.

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

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

■	Maturity Guarantees;
■	Guaranteed Annuity Options;
■	GMP underpin on Section 32 transfers; and
■	Expected payments under Mortgage Endowment Promise.

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

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2010 being 3.78% (2009: 4.35%) for a policy with ten years outstanding.

Financial statements IFRS

205
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not. These are term-dependent, with specimen values for ten-year terms as follows:

		Volatility
	2010	2009
Equity returns	26.1%	26.6%
Property returns	15.0%	15.0%
Fixed interest yields	13.2%	14.4%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

Future regular bonuses

Annual bonus assumptions for 2011 have been set consistently with the year-end 2010 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

		Mortality table used
	2010	2009
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

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

Valuation discount rates for business in the non-profit funds are as follows:

		Valuation discount rates
	2010	2009
Assurances
Life conventional non-profit	2.8% to 3.5%	3.0% to 3.8%
Pensions conventional non-profit	3.5% to 3.7%	3.8% to 4.0%
Deferred annuities
Non-profit – in deferment	3.9%	4.2%
Non-profit – in payment	3.5% to 3.7%	3.8% to 4.0%
Annuities in payment
Conventional annuity	3.9% to 5.4%	4.2% to 5.7%
Non-unit reserves
Life	3.1%	3.3%
Pensions	3.8%	4.1%

206
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

Mortality assumptions are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2010	2009
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

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

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05; H_AVDBS, F_AVDBS, H_SSDBS and F_SSDBS (in 2010)
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands

On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. The yield curve is constructed from yields on collateralised AAA bonds. Annuitant mortality assumptions were revised in 2010.

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V 90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement; CBS2010 (in 2010)

(d) United States

For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2010 (2009: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2010 was 4.50% (2009: 4.47%).

Financial statements IFRS

207
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2010 (2009: 2.00% to 6.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

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

(e) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the long-term business provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	154,058	156,188
Provisions in respect of new business	12,502	11,105
Expected change in existing business provisions	(9,259)	(7,625)
Variance between actual and expected experience	1,858	2,154
Impact of other operating assumption changes	(520)	(121)
Impact of economic assumption changes	1,959	(404)
Exceptional strengthening of longevity assumptions (see below)	483	—
Other movements	(197)	1,112
Change in liability recognised as an expense	6,826	6,221
Effect of portfolio transfers, acquisitions and disposals	1,117	(67)
Foreign exchange rate movements	(1,055)	(8,284)
Carrying amount at 31 December	160,946	154,058

The variance between actual and expected experience of £1.9 billion in 2010 was primarily driven by favourable movements in investment markets, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. A strengthening of longevity assumptions was made in the Netherlands, following the publication of new mortality tables, which is separately identified as an exceptional item. The reduction in liabilities from other operating assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to reassurance assets. The £2.0 billion impact of economic assumption changes reflects reductions in valuation interest rates. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

208
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

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

	As at 31 December 2010			As at 31 December 2009
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	4,419	924	5,343	4,411	753	5,164
Property	1,669	188	1,857	1,697	196	1,893
Liability	2,388	1,303	3,691	2,707	1,379	4,086
Creditor	77	24	101	170	17	187
Other	975	296	1,271	992	374	1,366
	9,528	2,735	12,263	9,977	2,719	12,696

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2010	2009	2010	2009
Netherlands Permanent health and injury	3.75%	3.48%	7 years	8 years
Reinsured London Market business	3.30%	4.00%	12 years	10 years
Latent claims	0.88% to 4.18%	0.82% to 4.84%	7 to 15 years	8 to 15 years
Structured settlements	3.20%	3.30%	35 years	35 years

The gross outstanding claims provision before discounting was £13,179 million (2009: £13,576 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 7 and 15 years depending on the geographical region.

During 2010, we have continued to experience an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions

Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.

Financial statements IFRS

209
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

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

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £85 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2010, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £70 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 54(i).

Allowance for risk and uncertainty

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2010 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes.

The Ogden discount rate is currently under review by the Lord Chancellor. The outcome of this review is expected to be announced in 2011 but it is still not clear whether or by how much the rate will change. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

210
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	12,696	14,360
Impact of changes in assumptions	26	(106)
Claim losses and expenses incurred in the current year	6,908	7,328
Decrease in estimated claim losses and expenses incurred in prior years	(358)	(541)
Exceptional strengthening of general insurance latent claims provisions	10	60
Incurred claims losses and expenses	6,586	6,741
Less:
Payments made on claims incurred in the current year	(3,641)	(3,922)
Payments made on claims incurred in prior years	(3,803)	(3,814)
Recoveries on claim payments	271	298
Claims payments made in the year, net of recoveries	(7,173)	(7,438)
Unwind of discounting	64	41
Other movements in the claims provisions	(18)	—
Change in claims reserve recognised as an expense	(541)	(656)
Effect of portfolio transfers, acquisitions and disposals	4	(649)
Foreign exchange rate movements	102	(359)
Other movements	2	—
Carrying amount at 31 December	12,263	12,696

The exceptional strengthening of reserves is in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago.

The effect of changes in the main assumptions is given in note 40.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2010. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2010 £5,814 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,035 million at 31 December 2010.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2010) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2009 were:

■

£230 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal and commercial motor claims, and commercial property and commercial liability large claims.

■	£237 million from Europe mainly due to favourable development of personal motor and commercial property, especially in respect of large claims.
■	£79 million from Canada mainly due to favourable experience on motor and personal property.

Key elements of the release from prior accident year general insurance and health net provisions during 2010 were:

■

£101 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal property claims, and commercial property and commercial liability large claims.

■	£167 million from Europe mainly due to favourable development of personal and commercial property.
■	£44 million from Canada mainly due to favourable experience on motor and commercial liability.

Financial statements IFRS

211
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)	(6,272)	(7,513)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)	(6,001)	(6,531)
Five years later		(6,121)	(5,618)	(5,409)	(5,617)	(6,156)
Six years later		(6,223)	(5,715)	(5,527)	(5,725)
Seven years later		(6,294)	(5,767)	(5,594)
Eight years later		(6,350)	(5,814)
Nine years later		(6,389)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468	9,322	7,297
Two years later		6,775	6,287	6,124	6,371	6,813	7,243	8,430	9,277
Three years later		6,798	6,257	6,036	6,178	6,679	7,130	8,438
Four years later		6,754	6,205	5,932	6,008	6,603	7,149
Five years later		6,679	6,122	5,853	6,003	6,605
Six years later		6,630	6,056	5,813	5,953
Seven years later		6,576	6,044	5,792
Eight years later		6,600	6,035
Nine years later		6,577
Estimate of gross ultimate claims		6,577	6,035	5,792	5,953	6,605	7,149	8,438	9,277	7,297	6,911
Cumulative payments		(6,389)	(5,814)	(5,594)	(5,725)	(6,156)	(6,531)	(7,513)	(7,828)	(5,464)	(3,502)
	3,040	188	221	198	228	449	618	925	1,449	1,833	3,409	12,558
Effect of discounting	(747)	(6)	(11)	(29)	(7)	(28)	(27)	(9)	(11)	(24)	(17)	(916)
Present value	2,293	182	210	169	221	421	591	916	1,438	1,809	3,392	11,642
Cumulative effect of foreign exchange movements	—	29	31	47	52	85	122	111	(16)	17	—	478
Effect of acquisitions	—	7	8	50	10	18	15	27	8	—	—	143
Present value recognised in the statement of financial position	2,293	218	249	266	283	524	728	1,054	1,430	1,826	3,392	12,263

212
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

36 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)	(6,181)	(7,356)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)	(5,892)	(6,434)
Five years later		(5,763)	(5,424)	(5,325)	(5,327)	(6,039)
Six years later		(5,841)	(5,508)	(5,442)	(5,430)
Seven years later		(5,896)	(5,552)	(5,502)
Eight years later		(5,954)	(5,598)
Nine years later		(5,979)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302	9,104	7,067
Two years later		6,321	5,997	6,037	6,082	6,688	7,104	8,244	9,028
Three years later		6,329	5,973	5,942	5,882	6,544	6,996	8,249
Four years later		6,286	5,912	5,851	5,709	6,476	6,980
Five years later		6,219	5,855	5,772	5,699	6,448
Six years later		6,173	5,786	5,683	5,639
Seven years later		6,109	5,754	5,663
Eight years later		6,130	5,742
Nine years later		6,090
Estimate of net ultimate claims		6,090	5,742	5,663	5,639	6,448	6,980	8,249	9,028	7,067	6,650
Cumulative payments		(5,979)	(5,598)	(5,502)	(5,430)	(6,039)	(6,434)	(7,356)	(7,638)	(5,286)	(3,386)
	1,750	111	144	161	209	409	546	893	1,390	1,781	3,264	10,658
Effect of discounting	(414)	(3)	(5)	(8)	(3)	(3)	(5)	(9)	(11)	(24)	(16)	(501)
Present value	1,336	108	139	153	206	406	541	884	1,379	1,757	3,248	10,157
Cumulative effect of foreign exchange movements	—	15	27	42	48	80	116	106	(14)	17	—	437
Effect of acquisitions	—	6	7	36	8	13	13	20	8	—	—	111
Present value recognised in the statement of financial position	1,336	129	173	231	262	499	670	1,010	1,373	1,774	3,248	10,705

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as ‘paid’ at the date of disposal.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2010 were £939 million (2009: £968 million). The movement in the year reflects exceptional strengthening of provisions by £10 million (2009: £60 million) in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, other strengthening of £66 million (2009: £62 million release), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	4,781	5,493
Premiums written during the year	10,469	9,968
Less: Premiums earned during the year	(10,424)	(10,613)
Change in UPR recognised as income	45	(645)
Gross portfolio transfers and acquisitions	(14)	—
Foreign exchange rate movements	43	(67)
Carrying amount at 31 December	4,855	4,781

Financial statements IFRS

213
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

37 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

The liability for investment contracts at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Participating contracts	69,482	66,559
Non-participating contracts at fair value	46,124	41,289
Non-participating contracts at amortised cost	2,181	2,167
	48,305	43,456
Total	117,787	110,015

(b) Long-term business investment liabilities

Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note 36. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus. Guarantees on long-term investment products are discussed in note 38.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.

Of the non-participating investment contracts measured at fair value, £44,631 million are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.

For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note 24 and the deferred income liability is shown in note 48.

In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2010. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2010 were 4.758% and 0.434% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £1.0 billion and are classified as ‘Level 2’ in the fair value hierarchy.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

214
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

37 – Liability for investment contracts continued

(c) Movements in the year

The following movements have occurred in the year:

(i) Participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	66,559	65,278
Provisions in respect of new business	6,169	5,973
Expected change in existing business provisions	(2,400)	(1,256)
Variance between actual and expected experience	845	2,469
Impact of operating assumption changes	36	(49)
Impact of economic assumption changes	240	(57)
Other movements	(65)	(1,316)
Change in liability recognised as an expense	4,825	5,764
Effect of portfolio transfers, acquisitions and disposals	—	(246)
Foreign exchange rate movements	(1,918)	(4,256)
Other movements	16	19
Carrying amount at 31 December	69,482	66,559

The variance between actual and expected experience of £0.8 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £0.8 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	43,456	42,281
Provisions in respect of new business	4,096	3,045
Expected change in existing business provisions	(2,145)	(1,847)
Variance between actual and expected experience	1,276	2,495
Impact of operating assumption changes	20	107
Impact of economic assumption changes	3	4
Other movements	53	370
Change in liability	3,303	4,174
Effect of portfolio transfers, acquisitions and disposals	1,903	(1,596)
Foreign exchange rate movements	(357)	(1,403)
Carrying amount at 31 December	48,305	43,456

The variance between actual and expected experience of £1.3 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The £1.3 billion variance between actual and expected experience is not a change in assumptions. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note 40, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

Financial statements IFRS

215
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

38 – Financial guarantees and options

This note details the financial guarantees and options we have given for some of our insurance and investment products.

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products. Further information on assumptions is given in notes 36 and 37.

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

(ii) No market valuation reduction (MVR) guarantees

For unitised business, there are a number of circumstances where a ‘no MVR’ guarantee is applied, for example on certain policy anniversaries, guaranteeing that no market value reduction will be applied to reflect the difference between the accumulated value of units and the market value of the underlying assets.

(iii) Guaranteed annuity options

The Group’s UK with-profit funds have written individual and group pension contracts which contain guaranteed annuity rate options (GAOs), where the policyholder has the option to take the benefits from a policy in the form of an annuity based on guaranteed conversion rates. The Group also has exposure to GAOs and similar options on deferred annuities.

Realistic liabilities for GAOs in the UK with-profit funds were £823 million at 31 December 2010 (2009: £760 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £131 million at 31 December 2010 (2009: £109 million).

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

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £31 million at 31 December 2010 (2009: £28 million).

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

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2010.

216
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

38 – Financial guarantees and options continued

The most significant of these contracts is the AFER Eurofund which has total liabilities of £34 billion at 31 December 2010 (2009: £33 billion). Up to 2010, the guaranteed bonus on this contract equalled 75% of the average of the last two years’ declared bonus rates. Starting from year end 2010, Aviva France and the AFER association will agree the guaranteed bonus on this contract at every year end for the following year. This bonus was 3.55% for 2010 (2009: 3.67%) compared with an accounting income from the fund of 4.01% (2009: 4.62%).

Non-AFER contracts with guaranteed surrender values had liabilities of £13 billion at 31 December 2010 (2009: £12 billion) and all guaranteed annual bonus rates are between 0% and 4.5%.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2010 for this guarantee is £85 million (2009: £97 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2010, total sums at risk for these contracts were £242 million (2009: £372 million) out of total unit-linked funds of £14 billion (2009: £14 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £93 million (2009: £71 million) if yields were to decrease by 1% per annum and by £22 million (2009: £25 million) if equity markets were to decline by 10% from year end 2010 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Delta Lloyd

Guaranteed minimum return at maturity

In the Netherlands, it is market practice to guarantee a minimum return at maturity on traditional savings and pension contracts. Guarantees on older lines of business are 4% per annum, while for business written since 1 September 1999, the guarantee is 3% per annum. On Group pensions business, it is often possible to recapture guarantee costs through adjustments to surrender values or to premium rates.

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

The total liabilities for traditional business at 31 December 2010 are £13 billion (2009: £13 billion) analysed as follows:

	Liabilities 3% guarantee
	2010 £m	2009 £m
Individual	2,216	2,206
Group pensions	869	780
Total	3,085	2,986

	Liabilities 4% guarantee
	2010 £m	2009 £m
Individual	3,447	3,690
Group pensions	6,274	6,329
Total	9,721	10,019

Delta Lloyd has certain unit-linked contracts which provide a guaranteed minimum return at maturity from 4% pa to 2% pa. Provisions consist of unit values plus an additional reserve for the guarantee. The additional provision for the guarantee was £88 million (2009: £148 million). An additional provision of £15 million (2009: £33 million) in respect of investment return guarantees on group segregated fund business is held. It is estimated that the provision would increase by £106 million (2009: £180 million) if yields were to reduce by 1% pa and by £37 million (2009: £42 million) if equity markets were to decline by 10% from year end 2010 levels.

(iii) Ireland

Guaranteed annuity options

Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £236 million (2009: £214 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are ‘in the money’ at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of reinsurance, using derivatives (swaptions). The swaptions effectively guarantee that an interest rate of 5% will be available at the vesting date of these benefits so there is reduced exposure to a further decrease in interest rates.

Financial statements IFRS

217
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

38 – Financial guarantees and options continued

‘No MVR’ guarantees

Certain unitised with-profit policies containing ‘no MVR’ guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees are currently ‘in-the-money’ by £13 million (2009: £10 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee

Until 2005, Aviva Life and Pensions Ireland wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The first tranche has now expired. The provision for the second tranche over and above unit and sterling reserves, at the end of 2010 is £9 million (2009: £11 million).

It is estimated that the provision would increase by £3 million (2009: £4 million) if equity markets were to decline by 10% from the year end 2010 levels. However, the provision increase would be broadly off-set by an increase in the value of the hedging assets that were set up on sale of these policies. We would not expect any significant impact on this provision as a result of interest rate movements. It is estimated that the provision would increase by £0.5 million (2009: £2 million) if property values were to decline by 10% from year end 2010 levels. This would be offset by an increase in the value of the hedging assets by £0.5 million (2009: £0.4 million), the difference reflecting the fact that only the second tranche was hedged for property exposure.

(iv) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2010, total liabilities for the Spanish business were £4 billion (2009: £3 billion) with a further reserve of £12 million (2009: £11 million) for guarantees. Total liabilities for the Italian business were £11 billion (2009: £9 billion), with a further provision of £46 million (2009: £69 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £43 million (2009: £46 million) in Spain and £7 million (2009: £21 million) in Italy if interest rates fell by 1% from end 2010 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 1.6% and no lapses or premium discontinuances.

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

The US Treasury swap curve plus a risk adjustment of 1.47% (2009: 1.87%) for indexed life and 1.48% (2009: 1.65%) for indexed deferred annuities is used as the discount rate to calculate the fair value of the embedded options.

The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default. The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2010 is an increase of £216 million (2009: £313 million), and is principally attributable to market factors rather than instrument specific credit risk. At 31 December 2010, the total liabilities for indexed products were £20 billion (2009: £17 billion), including liabilities for the embedded option of £2.5 billion (2009: £1.7 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £151 million (2009: £59 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2009: £86 million).

The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2010, the liabilities for total return strategy products were £1.0 billion (2009: £1.2 billion).

The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2010, a total of £8.9 billion (2009: £4.9 billion) in indexed deferred annuities have elected this benefit, taking steps to guarantee retirement income.

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

218
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

39 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Insurance contracts	3,650	4,299
Participating investment contracts	2	—
Non-participating investment contracts	1,463	1,258
Outstanding claims provisions	104	40
	5,219	5,597
General insurance and health
Outstanding claims provisions	1,113	1,194
Provisions for claims incurred but not reported	445	449
	1,558	1,643
Provision for unearned premiums	307	332
	1,865	1,975
Total	7,084	7,572

Of the above total, £4,675 million (2009: £4,493 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2010 £m	2009 £m
Carrying amount at 1 January	5,557	5,565
Asset in respect of new business	358	412
Expected change in existing business asset	(208)	(57)
Variance between actual and expected experience	81	(35)
Impact of other operating assumption changes	(443)	(189)
Impact of economic assumption changes	(25)	(250)
Other movements	(318)	486
Change in asset	(555)	367
Effect of portfolio transfers, acquisitions and disposals	174	(41)
Foreign exchange rate movements	(61)	(334)
Carrying amount at 31 December	5,115	5,557

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The reduction in the reinsurance asset from assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related liabilities and other non-financial assets.

Financial statements IFRS

219
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

39 – Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2010 £m	2009 £m
Carrying amount at 1 January	1,643	1,766
Impact of changes in assumptions	17	(72)
Reinsurers’ share of claim losses and expenses
Incurred in current year	265	255
Incurred in prior years	(46)	7
Reinsurers’ share of incurred claim losses and expenses	219	262
Less:
Reinsurance recoveries received on claims
Incurred in current year	(125)	(138)
Incurred in prior years	(282)	(202)
Reinsurance recoveries received in the year	(407)	(340)
Unwind of discounting	23	22
Change in reinsurance asset recognised as income	(148)	(128)
Effect of portfolio transfers, acquisitions and disposals	34	57
Foreign exchange rate movements	28	(50)
Other movements	1	(2)
Carrying amount at 31 December	1,558	1,643

(iii) Reinsurers’ share of the provision for unearned premiums (UPR)

	2010 £m	2009 £m
Carrying amount at 1 January	332	418
Premiums ceded to reinsurers in the year	770	775
Less: Reinsurers’ share of premiums earned during the year	(800)	(861)
Change in reinsurance asset recognised as income	(30)	(86)
Reinsurers’ share of portfolio transfers and acquisitions	4	5
Foreign exchange rate movements	(2)	(5)
Other movements	3	—
Carrying amount at 31 December	307	332

220
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

40 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2009 to 2010, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2010 £m	Effect on profit 2009 £m	Effect on profit 2008 £m
Assumptions
Long-term insurance business
Interest rates	(796)	(363)	(521)
Expenses	(1)	69	24
Persistency rates	2	—	2
Mortality for assurance contracts	71	11	44
Mortality for annuity contracts	(637)	6	26
Tax and other assumptions	167	(49)	93
Investment contracts
Interest rates	1	20	(75)
Expenses	1	40	(27)
Persistency rates	(21)	—	2
Tax and other assumptions	(3)	(89)	36
General insurance and health business
Change in loss ratio assumptions	(4)	(2)	(1)
Change in discount rate assumptions	(61)	57	(94)
Change in expense ratio and other assumptions	38	(21)	—
Total	(1,243)	(321)	(491)

The impact of interest rates for long-term business relates primarily to the UK driven by the reduction in interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

The impact of mortality for annuity contracts relates to the exceptional strengthening in the Netherlands, following the publication of new mortality tables, and to smaller changes in the UK. Other assumptions relate mainly to the move to realistic reserving in Ireland, which reduced insurance liabilities, and changes in the UK.

41 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.

The following movements have occurred in the year:

	2010 £m	2009 £m
Carrying amount at 1 January	3,866	2,325
Change in participating contract assets	(444)	(1,314)
Change in participating contract liabilities	169	3,836
Effect of special bonus to with-profit policyholders (see note 42a)	(58)	(69)
Effect of reattribution of inherited estate (see note 42b)	—	(881)
Other movements	4	(25)
Change in liability recognised as an expense	(329)	1,547
Effect of portfolio transfers, acquisitions and disposals	(3)	(4)
Movement in respect of change in pension scheme deficit (note 45c(i))	18	(24)
Foreign exchange rate movements	(61)	43
Other movements	(63)	(21)
Carrying amount at 31 December	3,428	3,866

In Italy and Spain, the UDS balances were £435 million negative in total at 31 December 2010 (2009: Italy £92 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

Financial statements IFRS

221
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

42 – Special bonus and reattribution of the inherited estate

This note describes the special distribution and reattribution of the inherited estate in our UK Life business.

(a) Special bonus declared by UK Life business

On 5 February 2008, the Group’s UK long-term business operation, Norwich Union Life, announced a one-off, special bonus worth an estimated £2.3 billion, benefiting around 1.1 million with-profit policyholders in its CGNU Life and CULAC with-profit funds. The bonus has been used to enhance policy values by around 10% in total, in three instalments, with the qualifying dates being 1 January 2008, 1 January 2009 and 1 January 2010. In accordance with the way the funds are managed, the bonus distribution has been split on a 90/10 basis between policyholders and shareholders. £2,127 million was set aside for policyholders on 1 January 2008 and has been allocated over the three years. Similarly, shareholders were expected to receive £236 million over the three-year period.

As explained in accounting policies F and K, the Group’s insurance and participating investment contract liabilities are measured in accordance with IFRS 4, Insurance Contracts, and FRS 27, Life Assurance. The latter requires liabilities for with-profit funds falling within the scope of the UK’s Financial Services Authority’s capital regime to be determined in accordance with this regime, adjusted to remove the shareholders’ share of future bonuses. This required us to recognise planned discretionary bonuses within policyholder liabilities at 31 December 2007, even if there was no constructive obligation at the time. As a result of the announcement made above, a transfer of £2,127 million was made in 2007 from the UDS in order to increase insurance liabilities by £1,728 million and participating investment contract liabilities by £399 million. Of the original £236 million due to shareholders, £58 million has been transferred from the UDS in 2010 (2009: £69 million).

(b) Impact of the reattribution of the inherited estate

On 1 October 2009, a reorganisation of the with-profit funds of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) was approved by the Board and became effective. The reorganisation was achieved through a reattribution to shareholders of the inherited estates of these funds. As part of the reorganisation the two funds were merged and transferred to Aviva Life & Pensions UK Limited (UKLAP).

Within UKLAP, two new with-profit sub-funds were created. Policies of non-electing policyholders were transferred to the Old With-Profit Sub-Fund (OWPSF). The inherited estate has not been reattributed and remains in the OWPSF.

Where policyholders elected to accept the reattribution, their policies were transferred to the New With-Profit Sub-Fund (NWPSF). The inherited estate, totalling £1,105 million at 1 October 2009, was reattributed to a separate long-term fund called the Non-Profit Sub-Fund 1(NPSF1), in which 100% of the surplus is attributable to shareholders.

On the effective date of 1 October 2009, the unallocated divisible surplus of NWPSF was released as it has been allocated to shareholders. The reorganisation scheme has imposed certain restrictions around release of the assets allocated to shareholders as a result of this transaction, to ensure that sufficient protection for with-profit policyholder benefits is maintained.

The initial impact of the reorganisation on profit before tax in 2009 was £202 million.

222
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

43 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position, and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £76 million and £246 million (2009: £254 million and £49 million).

The taxation of foreign profits and worldwide debt cap rules were enacted in the Finance Act 2009. Under the foreign profits rules, a dividend exemption was introduced which largely exempts dividends received on or after 1 July 2009 from UK corporation tax. The Group has applied this legislation in arriving at its UK tax results for 2009 and 2010. The worldwide debt cap rules do not apply to Aviva plc in the period ended 31 December 2010 because the Group is a qualifying financial services group in the period.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2010 £m	2009 £m
Deferred tax assets	288	218
Deferred tax liabilities	(1,758)	(1,038)
Net deferred tax liability	(1,470)	(820)

(ii) The net deferred tax liability arises on the following items:

	2010 £m	2009 £m
Long-term business technical provisions and other insurance items	1,051	1,290
Deferred acquisition costs	(678)	(662)
Unrealised gains on investments	(1,465)	(915)
Pensions and other post-retirement obligations	91	100
Unused losses and tax credits	713	824
Subsidiaries, associates and joint ventures	(9)	(7)
Intangibles and additional value of in-force long-term business	(656)	(766)
Provisions and other temporary differences	(517)	(684)
Net deferred tax liability	(1,470)	(820)

(iii) The movement in the net deferred tax liability was as follows:

	2010 £m	2009 £m
Net liability at 1 January	(820)	(421)
Acquisition and disposal of subsidiaries	(44)	(22)
Amounts charged to profit (note 10a)	(398)	(254)
Amounts charged to other comprehensive income (note 10b)	(146)	(196)
Exchange differences	7	37
Other movements	(69)	36
Net liability at 31 December	(1,470)	(820)

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future profits will be available. Where this is the case, the directors have relied on business plans supporting future profits.

The Group has unrecognised tax losses and other temporary differences of £2,150million (2009: £2,975 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £185 million will expire within the next 15 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised capital losses of £384 million (2009: £462 million). Of these, £35 million will expire within the next 15 years. The remaining capital losses have no expiry date.

Deferred tax liabilities have not been established for temporary differences in respect of unremitted overseas retained earnings of £140 million (2009: £144 million) associated with investments in subsidiaries and interests in joint ventures and associates because the Group can control the timing of the reversal of these differences and it is probable that they will not reverse in the foreseeable future. The temporary differences represent the unremitted earnings of those overseas subsidiaries in respect of which a tax liability may still arise on remittance of those earnings to the UK, principally as a result of overseas withholding taxes on dividends.

Financial statements IFRS

223
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

44 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2010 £m	2009 £m
Deficits in the main staff pension schemes (note 45e(vii))	527	1,707
Other obligations to main staff pension schemes – insurance policies issued by Group companies (note 45e(vii))	1,445	1,351
Total IAS 19 obligations to main staff pension schemes	1,972	3,058
Deficits in other staff pension schemes	129	125
Total IAS 19 obligations to staff pension schemes	2,101	3,183
Restructuring provisions	152	198
Other provisions	690	599
Total	2,943	3,980

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.

Of the total, £2,245 million (2009: £3,375 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

			2010
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	198	599	797
Additional provisions	129	281	410
Unused amounts reversed	(6)	(74)	(80)
Change in the discounted amount arising from passage of time	—	6	6
Charge to income statement	123	213	336
Utilised during the year	(160)	(119)	(279)
Acquisition of subsidiaries	—	2	2
Foreign exchange rate movements	(9)	(5)	(14)
At 31 December	152	690	842

			2009
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	253	591	844
Additional provisions	348	336	684
Unused amounts reversed	(13)	(23)	(36)
Change in the discounted amount arising from passage of time	(7)	(23)	(30)
Charge to income statement	328	290	618
Utilised during the year	(370)	(239)	(609)
Acquisition of subsidiaries	—	(32)	(32)
Foreign exchange rate movements	(13)	(11)	(24)
At 31 December	198	599	797

224
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations

This note describes the Group’s pension arrangements for its employees and explains how our obligations to these schemes are calculated.

(a) Introduction

The Group operates a large number of defined benefit and defined contribution pension schemes around the world. The only material defined benefit schemes are in the UK, the Netherlands, Canada and Ireland and, of these, the main UK scheme is by far the largest. This note gives full IAS 19 disclosures for these schemes whilst the smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 44). Similarly, while the charges to the income statement for the main schemes are shown in section (e)(iv) below, the total charges for all pension schemes are disclosed in section (d) below.

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

(b) Membership

The number of scheme members at 31 December 2010 was as follows:

	United Kingdom		Netherlands
	2010 Number	2009 Number	2010 Number	2009 Number
Active members	7,261	8,164	4,453	4,637
Deferred members	52,833	53,221	6,090	6,155
Pensioners	29,754	28,878	3,152	3,119
Total members	89,848	90,263	13,695	13,911

		Canada		Ireland
	2010 Number	2009 Number	2010 Number	2009 Number
Active members	732	816	1,082	1,143
Deferred members	578	558	933	877
Pensioners	1,288	1,291	683	684
Total members	2,598	2,665	2,698	2,704

(c) UK schemes

In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme. New entrants join the defined contribution section of the ASPS, as the defined benefit section is closed. This scheme is operated by a trustee company, with 11 trustee directors, comprising representatives of the employers, staff, pensioners and an independent trustee (referred to below as the trustees).

On 20 October 2010, following formal consultation, the Group confirmed its decision to close the final salary sections of both UK schemes with effect from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. The consequential reduction in the liabilities of both schemes, arising from projecting forward salaries using estimates of inflation rather than salary inflation, is £320 million. Additional contributions to affected members’ defined contribution accounts and implementation costs have resulted in an overall gain on closure of £286 million, which is considered a profit arising in 2010. Closure of the schemes removes the volatility associated with adding future accrual for active members and will also lead to lower service costs and their expected cash funding from 2011 onwards.

Financial statements IFRS

225
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

(i) Defined benefit section of the ASPS

The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed and funding levels are then monitored on an annual basis.

At 31 March 2009, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, which uses more prudent assumptions than are required for reporting under IAS 19, of £3.0 billion. As a result of that valuation, the Company and the trustees have agreed a long-term funding plan where contributions, together with anticipated growth in scheme investments, are expected to eliminate the funding deficit over time. Under this agreement, deficit funding payments of £378 million were made in 2010, and are expected to be £136 million in 2011. Partly as a result of the higher funding payments and the impact on scheme liabilities of the scheme closures described above, the funding deficit is estimated to have fallen to £1.3 billion at 31 December 2010.

The employing companies’ contributions to the defined benefit section of the ASPS throughout 2010 were 48% of employees’ pensionable salaries, together with the cost of redundancies during the year and the additional deficit funding described above, together totalling £501 million. Until 31 March 2011, the employers’ contribution rate for 2011 has been maintained as 48% of pensionable salaries, with expected service funding contributions for that period falling to £25 million. Active members of this section of the ASPS contributed between 5% and 7.5% of their pensionable salaries during 2010.

In 2006, the Group’s UK life business carried out an investigation into the allocation of costs in respect of funding the ASPS, to identify the deficit that arose in respect of accruals prior to the introduction of the current management services agreements (MSAs) and to propose a split between individual product companies based on an allocation of the deficit into pre- and post-MSA amounts. The results of this review were agreed by the relevant company boards and accepted by the UK regulator. Consequently, with effect from 1 January 2006, the Company’s UK with-profit product companies have been liable for a share of the additional payments for deficit funding referred to above up to a total of £130 million. This has resulted in movements between the unallocated divisible surplus (UDS) and retained earnings via the statement of comprehensive income of (£18) million in 2010 (2009: £24 million) to reflect changes in the amount recoverable from the with-profit product companies.

(ii) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 1% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2011.

(d) Credit/charges to the income statement

The total pension (credit)/costs of all the Group’s defined benefit and defined contribution schemes were:

	2010 £m	2009 £m	2008 £m
UK defined benefit schemes	(227)	84	115
Overseas defined benefit schemes	52	103	60
Total defined benefit schemes (note 8b)	(175)	187	175
UK defined contribution schemes	53	53	46
Overseas defined contribution schemes	17	20	19
Total defined contribution schemes (note 8b)	70	73	65
Total (credit)/charge for pension schemes	(105)	260	240

The credit for the defined benefit schemes arises from the £286 million gain on the closure of the UK scheme to future accrual, described in section (c) above. There were no significant contributions outstanding or prepaid as at either 31 December 2008, 2009 or 2010.

(e) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, the Netherlands, Canada and Ireland are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2011, including the ASPS deficit funding, are expected to be £285 million.

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

226
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

Alternative measurement methods

There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an ongoing approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However, there are only a limited number of organisations that would be able to offer these options for schemes of the size of those in our Group. The full buy-out cost would only be known if quotes were obtained from such organisations but, to illustrate the cost of a buy-out valuation, an estimate for the main UK scheme is that the year-end liabilities of £7.9 billion could be valued some £4.1 billion higher, at £12.0 billion.

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

Valuations and assumptions

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2010. Scheme assets are stated at their fair values at 31 December 2010.

The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

	UK		Netherlands
	2010	2009	2010	2009
Inflation rate	3.5%	3.6%	1.9%	2.1%
General salary increases	5.3%	5.4%	2.9%*	3.1%*
Pension increases	3.5%	3.6%	1.9**	2.1%/1.9%**
Deferred pension increases	3.5%	3.6%	1.9%**	2.1%/1.9%**
Discount rate	5.5%	5.7%	5.1%	5.2%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds

* Age-related scale increases plus 2.9% (2009: 3.1%).

** 2.1% until 2011 and expected return less 3% thereafter (2009: 2.1% until 2011 and 1.9% thereafter).

	Canada		Ireland
	2010	2009	2010	2009
Inflation rate	2.5%	2.5%	2.0%	2.0%
General salary increases	3.75%	3.75%	3.5%	3.5%
Pension increases	1.25%	1.25%	2.0%	2.0%
Deferred pension increases	—	—	2.0%	2.0%
Discount rate	5.0%	5.5%	5.6%	5.5%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high-quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.6 billion and the service cost for the year by £36 million. It would also reduce the interest cost on those liabilities by £2 million.

Mortality assumptions

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

Financial statements IFRS

227
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

The mortality tables, average life expectancy and pension duration used at 31 December 2010 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK – ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.6 (29.6)	92.8 (32.8)	89.7 (29.7)	91.9 (31.9)
– RAC	SAPS series 1, including allowances for future improvement	65	87.6 (22.6)	90.6 (25.6)	89.7 (24.7)	91.7 (26.7)
Netherlands	CBS 2010, adjusted for experience and allowance for future improvements	65	85.5 (20.5)	86.9 (21.9)	87.5 (22.5)	88.7 (23.7)
Canada	UP1994 projected to 2020, using Projection Scale AA	65	84.4 (19.4)	84.8 (19.8)	86.8 (21.8)	86.8 (21.8)
Ireland	94% PNA00 with allowance for future improvements	61	86.5 (25.5)	89.5 (28.5)	89.3 (28.3)	92.3 (31.3)

The assumptions above are based on commonly used mortality tables and, in the UK, have been changed to those used by both schemes’ trustees in the most recent full actuarial valuations. The new tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long and medium cohort projection tables (for the ASPS and RAC schemes respectively) and incorporating underpins to the rate of future improvement equal to 1.5% pa for males and 1.0% pa for females. The effect of assuming all members were one year younger would increase the above schemes’ liabilities by £240 million and the service cost for the year by £3 million.

The discounted scheme liabilities have an average duration of 18 years in the UK schemes and between 12 and 19 years in the overseas schemes. The undiscounted benefits payable from the main UK defined benefit scheme are expected to be as shown in the chart below:

(ii) Assumptions on scheme assets

The expected rates of return on the schemes’ assets are:

	UK		Netherlands		Canada		Ireland
	2011	2010	2011	2010	2011	2010	2011	2010
Equities	7.2%	7.8%	6.2%	6.8%	7.0%	7.6%	6.9%	7.2%
Bonds	4.4%	4.8%	3.6%	4.3%	3.2%	3.5%	2.7%	4.5%
Property	5.7%	6.3%	2.9%	5.2%	n/a	n/a	5.4%	5.7%
Cash	0.6%	0.9%	n/a	n/a	n/a	n/a	2.7%	2.9%

The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets in the following section are stated after deducting investment expenses.

228
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

(iii) Investments in Group-managed funds and insurance policies

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £116 million (2009: £101 million) in the UK scheme, and insurance policies with other Group companies of £160 million and £1,445 million (2009: £157 million and £1,351 million) in the UK and Dutch schemes respectively. The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 44).

The treatment in the relevant parts of the financial statements is as follows:

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

The total pension expense for these schemes comprises:

Recognised in the income statement

	2010 £m	2009 £m	2008 £m
Current service cost	(160)	(131)	(162)
Past service cost	(10)	(25)	(1)
Gains on curtailments	347	38	(3)
Gains on settlements	—	11	—
Total pension credit/(cost) charged to net operating expenses	177	(107)	(166)
Expected return on scheme assets	522	466	706
Less: Income on insurance policy assets accounted for elsewhere (see (iii) above)	(65)	(58)	(64)
	457	408	642
Interest charge on scheme liabilities	(652)	(591)	(585)
(Charge) to finance costs (note 7)/credit to net investment income (note 5) (note 2(a))	(195)	(183)	57
Total charge to income	(18)	(290)	(109)

The gains on curtailments principally arise from closure of the UK schemes to future accrual, described in section (c) above.

Recognised in the statement of comprehensive income

	2010 £m	2009 £m	2008 £m
Expected return on scheme assets	(522)	(466)	(706)
Actual return on these assets	1,145	1,009	(1,245)
Actuarial gains/(losses) on scheme assets	623	543	(1,951)
Less: (gains)/losses on insurance policy assets accounted for elsewhere (see (iii) above)	(80)	18	58
Actuarial gains/(losses) on admissible assets	543	561	(1,893)
Experience gains arising on scheme liabilities	450	77	105
Changes in assumptions underlying the present value of the scheme liabilities	6	(1,778)	859
Actuarial gains/(losses) recognised in other comprehensive income	999	(1,140)	(929)
Attributable to equity shareholders of Aviva plc	1,033	(1,140)	(929)
Attributable to non-controlling interests	(34)	—	—
	999	(1,140)	(929)

The gain arising from changes in assumptions in 2010 reflects the impact of lower discount rates for liabilities across all but the Irish schemes, together with the impact of changes in mortality assumptions in the UK and Dutch schemes, and changes in the revaluation rate for certain benefits in deferment in the UK schemes as a result of recent government legislation.

The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since 1 January 2004 (the date of transition to IFRS) is a loss of £1,231 million at 31 December 2010 (2009: cumulative loss of £2,230 million; 2008: cumulative loss of £1,090 million).

Financial statements IFRS

229
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

(v) Experience gains and losses

The following disclosures of experience gains and losses give a five-year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Fair value of scheme assets at the end of the year	9,971	8,754	7,936	8,814	8,137
Present value of scheme liabilities at the end of the year	(11,419)	(11,812)	(9,951)	(10,017)	(10,196)
Net deficits in the schemes	(1,448)	(3,058)	(2,015)	(1,203)	(2,059)
Difference between the expected and actual return on scheme assets
Amount of gains/(losses)	547	561	(1,893)	(138)	251
Percentage of the scheme assets at the end of the year	5.5%	6.4%	23.8%	1.6%	3.1%
Experience gains/(losses) on scheme liabilities (excluding changes in assumptions)
Amount of gains/(losses)	450	77	105	(80)	63
Percentage of the present value of scheme liabilities	3.9%	0.7%	1.1%	0.8%	0.6%

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

In 2010, there has been a reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

230
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

(vii) Recognition in the statement of financial position

The assets and liabilities of the schemes, attributable to defined benefit members, including investments in Group insurance policies (see footnote below), at 31 December 2010 were:

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	244	54	50	2,783
Bonds	5,533	1,061	150	202	6,946
Property	558	81	—	17	656
Other	835	66	12	118	1,031
Total fair value of assets	9,361	1,452	216	387	11,416
Present value of scheme liabilities	(9,044)	(1,462)	(362)	(551)	(11,419)
Net surplus/(deficits) in the schemes	317	(10)	(146)	(164)	(3)
Surplus included in other assets (note 24)	524	—	—	—	524
Deficits included in provisions (note 44)	(207)	(10)	(146)	(164)	(527)
	317	(10)	(146)	(164)	(3)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	258	78	28	2,649
Bonds	4,619	992	110	231	5,952
Property	403	92	—	18	513
Other	835	16	10	130	991
Total fair value of assets	8,142	1,358	198	407	10,105
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 44)	(1,412)	(14)	(110)	(171)	(1,707)

Other assets comprise cash at bank, derivative financial instruments, receivables and payables.

Plan assets in the table above include investments in Group-managed funds and insurance policies, as described in section (iii) above. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in ‘Other’. The Dutch insurance policies of £1,445 million (2009: £1,351 million) are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 44).

The total IAS 19 obligations and strict IAS 19 assets (i.e. excluding the non-transferable insurance policies) of the schemes give a net deficit of £1,448 million (2009: £3,058 million), as shown in the following tables.

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	—	54	50	2,539
Bonds	5,533	—	150	202	5,885
Property	558	—	—	17	575
Other	835	7	12	118	972
Total fair value of assets	9,361	7	216	387	9,971
Present value of scheme liabilities	(9,044)	(1,462)	(362)	(551)	(11,419)
Net surplus/(deficits) in the schemes	317	(1,455)	(146)	(164)	(1,448)
Surplus included in other assets (note 24)	524	—	—	—	524
Deficits included in provisions (note 44)	(207)	(1,455)	(146)	(164)	(1,972)
	317	(1,455)	(146)	(164)	(1,448)

Financial statements IFRS

231
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

45 – Pension obligations continued

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	—	78	28	2,391
Bonds	4,619	—	110	231	4,960
Property	403	—	—	18	421
Other	835	7	10	130	982
Total fair value of assets	8,142	7	198	407	8,754
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 44)	(1,412)	(1,365)	(110)	(171)	(3,058)

The present value of unfunded post-retirement benefit obligations included in the totals in both sets of tables above is £130 million (2009: £118 million).

(viii) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ deficits and surpluses comprise:

	2010
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	10,105	(11,812)	(1,707)	(1,351)	(3,058)
Employer contributions	579	—	579	(34)	545
Employee contributions	15	(15)	—	(9)	(9)
Benefits paid	(385)	385	—	47	47
Current and past service cost (see (iv) above)	—	(170)	(170)	—	(170)
Gains on curtailments and settlements (see (iv) above)	(1)	348	347	—	347
Credit/(charge) to finance costs (see (iv) above)	522	(652)	(130)	(65)	(195)
Actuarial gains/(losses) (see (iv) above)	623	456	1,079	(80)	999
Transfers	1	2	3	(1)	2
Exchange rate movements on foreign plans	(43)	39	(4)	48	44
Net deficits in the schemes at 31 December	11,416	(11,419)	(3)	(1,445)	(1,448)

	2009
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	9,338	(9,951)	(613)	(1,402)	(2,015)
Employer contributions	294	—	294	(62)	232
Employee contributions	18	(18)	—	(8)	(8)
Benefits paid	(392)	392	—	46	46
Current and past service cost (see (iv) above)	—	(156)	(156)	—	(156)
Gains/(losses) on curtailments (see (iv) above)	(19)	68	49	—	49
Credit/(charge) to finance costs (see (iv) above)	466	(591)	(125)	(58)	(183)
Actuarial gains/(losses) (see (iv) above)	543	(1,701)	(1,158)	18	(1,140)
Transfers	(1)	1	—	2	2
Exchange rate movements on foreign plans	(142)	144	2	113	115
Deficits in the schemes at 31 December	10,105	(11,812)	(1,707)	(1,351)	(3,058)

The fall in the pension schemes’ net deficits during 2010 is mainly attributable to additional employer contributions and curtailment gains in the UK schemes, increases in investment values and experience gains on scheme liabilities.

232
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

46 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2010 £m	2009 £m
Core structural borrowings, at amortised cost	6,066	5,489
Operational borrowings, at amortised cost	4,193	4,404
Operational borrowings, at fair value	4,690	5,107
	8,883	9,511
Total	14,949	15,000

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	2010 Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	2009 Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	690	—	690	—	690	—	690
5.750% €800 million subordinated notes 2021	—	685	—	685	—	710	—	710
5.250% €650 million subordinated notes 2023	—	521	—	521	—	539	—	539
5.700% €500 million undated subordinated notes	426	—	—	426	441	—	—	441
6.125% £800 million undated subordinated notes	791	—	—	791	791	—	—	791
Floating rate US$300 million subordinated notes 2017	—	192	—	192	—	186	—	186
6.875% £400 million subordinated notes 2058	—	398	—	398	—	395	—	395
6.875% £200 million subordinated notes 2058	—	199	—	199	—	199	—	199
6.875% €500 million subordinated notes 2038	—	427	—	427	—	442	—	442
10.6726% £200 million subordinated notes 2019	—	200	—	200	—	200	—	200
10.464% €50 million subordinated notes 2019	—	43	—	43	—	44	—	44
	1,217	3,355	—	4,572	1,232	3,405	—	4,637
Debenture loans
9.5% guaranteed bonds 2016	—	—	199	199	—	—	199	199
4.25% senior bonds 2017 issued by Delta Lloyd N.V.	—	—	489	489	—	—	—	—
2.5% subordinated perpetual loan notes	—	151	—	151	—	157	—	157
Other loans	—	—	12	12	—	—	13	13
	—	151	700	851	—	157	212	369
Commercial paper	—	—	643	643	—	—	483	483
Total	1,217	3,506	1,343	6,066	1,232	3,562	695	5,489

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’.

Subordinated debt is stated net of notes held by Group companies of £34 million (2009: £35 million). All the above borrowings are stated at amortised cost.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

	2010			2009
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	655	512	1,167	483	344	827
1 to 5 years	—	1,783	1,783	13	1,455	1,468
5 to 10 years	1,128	2,090	3,218	1,074	1,736	2,810
10 to 15 years	1,243	1,788	3,031	1,289	1,440	2,729
Over 15 years	3,382	6,244	9,626	2,985	2,340	5,325
Total contractual undiscounted cash flows	6,408	12,417	18,825	5,844	7,315	13,159

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £84 million (2009: £86 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

Financial statements IFRS

233
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

46 – Borrowings continued

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2010 £m	2009 £m
Amounts owed to credit institutions
Bank loans	2,550	2,182
Securitised mortgage loan notes
UK lifetime mortgage business	1,288	1,444
Dutch domestic mortgage business	5,045	5,885
	6,333	7,329
Total	8,883	9,511

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,288 million (2009: £1,444 million) and £3,402 million (2009: £3,664 million) of the loan notes issued in connection with the Dutch domestic mortgage business, which are carried at fair value. There is an active market for some of the Dutch securitised mortgage loan notes, amounting to £2,305 million (2009: £nil), and therefore fair values for these notes are based on market quoted prices, warranting a fair value hierarchy classification of ‘Level 1’. For the remaining loan notes carried at fair value, fair values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as ‘Level 2’ in the fair value hierarchy. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 21.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

	2010			2009
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Less than 1 year	1,560	220	1,780	324	185	509
1 to 5 years	1,157	899	2,056	769	755	1,524
5 to 10 years	266	1,084	1,350	936	825	1,761
10 to 15 years	317	956	1,273	669	754	1,423
Over 15 years	5,198	4,077	9,275	7,230	2,335	9,565
	8,498	7,236	15,734	9,928	4,854	14,782

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€800 million	14 Nov 2001	14 Nov 2021	14 Nov 2011	3 month Euribor + 2.12%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
US$300 million	19 Dec 2006	19 Jun 2017	19 Jun 2012	3 month US LIBOR + 0.84%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%

The subordinated notes were issued by the Company. They rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2010 was £4,370 million (2009: £4,372 million), calculated with reference to quoted prices.

234
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

46 – Borrowings continued

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

The 4.25% senior loan notes were issued by Delta Lloyd at a discount of £2 million in November 2010. The bonds mature in November 2017.

The 2.5% perpetual subordinated loan notes were issued by Delta Lloyd to finance the acquisition of NUTS OHRA Beheer BV in 1999. As part of the public offering of Delta Lloyd in 2009, their nominal value was increased to €497 million. However, because they are considered to be perpetual, their carrying value is lower at €177 million (2009: €177 million), calculated in 1999 and based on the future cash flows in perpetuity discounted back at a market rate of interest. The rate of interest paid on the notes has been gradually increased to a maximum of 2.76% in 2009.

Other loans totalling £12 million (2009: £13 million) comprise borrowings in the United States.

All these borrowings are at fixed rates and their fair value at 31 December 2010 was £860 million (2009: £552 million), calculated with reference to quoted prices or discounted future cash flows as appropriate.

(iii) Commercial paper

The commercial paper consists of £504 million in the Company (2009: £483 million) and £139 million in Delta Lloyd N.V. (2009: £nil) and is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Bank loans

Bank loans comprise:

	2010 £m	2009 £m
Non-recourse
Loans to property partnerships (see (a) below)	1,098	790
Loans to Irish investment funds (see (b) below)	34	36
UK Life reassurance (see (c) below)	217	114
US	149	150
Other non-recourse loans	193	169
	1,691	1,259
Other loans (see (d) below)	859	923
	2,550	2,182

(a) As explained in accounting policy C, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Aviva Group. Loans of £1,098 million (2009: £790 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

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

(d) Other loans include €500 million 10.44% subordinated notes due 2019, of which €400 million of the loan was issued by Delta Lloyd Levensverzekering and €100m by Delta Lloyd Schadeverzekering.

Financial statements IFRS

235
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

46 – Borrowings continued

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK and the Netherlands. Details of these securitisations are given in note 21.

For the Dutch securitised mortgage loan notes carried at amortised cost of £1,642 million (2009: £2,221 million), their fair value is £1,628 million (2009: £2,170 million), calculated based on the future cash flows discounted back at the market rate of interest.

(e) Movements during the year

Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2010 £m
New borrowings drawn down, net of expenses	2,921	726	3,647
Repayment of borrowings	(2,274)	(613)	(2,887)
Net cash inflow	647	113	760
Foreign exchange rate movements	(77)	(801)	(878)
Borrowings acquired/(loans repaid) for non-cash consideration	—	(4)	(4)
Fair value movements	—	59	59
Amortisation of discounts and other non-cash items	1	—	1
Other movements	6	5	11
Movements in the year	577	(628)	(51)
Balance at 1 January	5,489	9,511	15,000
Balance at 31 December	6,066	8,883	14,949

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2009 £m
New borrowings drawn down, net of expenses	2,739	1,521	4,260
Repayment of borrowings	(2,546)	(1,307)	(3,853)
Net cash inflow	193	214	407
Foreign exchange rate movements	(232)	(566)	(798)
Fair value movements	—	187	187
Amortisation of discounts and other non-cash items	3	—	3
Movements in the year	(36)	(165)	(201)
Balance at 1 January	5,525	9,676	15,201
Balance at 31 December	5,489	9,511	15,000

All movements in fair value in 2009 and 2010 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to it, of which £750 million (2009: £1,000 million) is used to support the commercial paper programme:

	2010 £m	2009 £m
Expiring within one year	975	600
Expiring beyond one year	1,135	1,510
	2,110	2,110

236
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

47 – Payables and other financial liabilities

This note analyses our financial liabilities at the end of the year.

	2010 £m	2009 £m
Payables arising out of direct insurance	1,426	1,585
Payables arising out of reinsurance operations	571	544
Deposits and advances received from reinsurers	773	928
Bank overdrafts	760	926
Derivative liabilities (note 55)	2,382	2,099
Bank customer accounts	4,780	4,618
Bank deposits received from other banks	1,772	1,933
Amounts due to brokers for investment purchases	498	793
Obligations for repayment of collateral received (notes 22d(i) & 55c)	4,825	3,602
Obligations under stock repurchase arrangements (note 22d(ii))	853	664
Other financial liabilities	1,652	2,850
	20,292	20,542
Expected to be settled within one year	19,155	19,982
Expected to be settled in more than one year	1,137	560
	20,292	20,542

Bank overdrafts arise substantially from unpresented cheques and amount to £319 million (2009: £422 million) in long-term business operations and £441 million (2009: £504 million) in general business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

48 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2010 £m	2009 £m
Deferred income	789	423
Reinsurers’ share of deferred acquisition costs	79	127
Accruals	1,896	1,623
Other liabilities	1,415	1,493
	4,179	3,666
Less: Amounts classified as held for sale	—	(13)
	4,179	3,653
Expected to be settled within one year	3,734	3,214
Expected to be settled in more than one year	445	439
	4,179	3,653

Financial statements IFRS

237
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

49 – Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions

Note 36 gives details of the estimation techniques used by the Group to determine the general business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. To the extent that the ultimate cost falls outside this range, for example where experience is worse than that assumed, or future general business claims inflation differs from that expected, there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards

In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products

As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 38 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group’s UK business and in addition monitors the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers but in some cases they operate a system of ‘prior product approval’ and hence place less emphasis than the FSA on regulating sales and marketing practices.

The Group’s regulated businesses have compliance resources to respond to regulatory enquiries in a constructive way, and take corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.

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

(e) European legislative change

In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person’s gender in the assessment of risk and consequently the pricing of insurance products, the ruling for which was issued on 1 March 2011. We are currently unable to quantify the impact on our existing insurance provisions.

(f) Payment protection insurance (PPI) mis-selling

In September 2009, the FSA launched an investigation into sales practices for payment protection insurance. On 10 August 2010, the FSA announced that mis-selling of PPI policies had been widespread and that consumers who could prove mis-selling would be entitled to financial redress from distributors of the policies. However, in October 2010, on behalf of distributors, the British Bankers Association elected to seek a judicial review of this ruling and no conclusion of this legal process has yet been reached. The directors do not consider that the Group is liable for mis-selling in its role as underwriter and so no provision is currently necessary.

238
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

49 – Contingent liabilities and other risk factors continued

(g) Structured settlements

In Canada, annuities have been purchased from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Group is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Group’s maximum exposure to credit risk for these arrangements is approximately £683 million as at 31 December 2010 (2009: £984 million) based on estimated replacement cost for the underlying annuities. The 2010 structured settlement exposure valuation used revised shorter life expectancy tables, resulting in a large reduction over the prior year. The credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. The risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. No information has come to the Group’s attention that would suggest any weakness or failure in the Canadian life insurers from which it has purchased annuities.

(h) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies. At 31 December 2010, the total exposure of the Group and Company is £nil (2009: £nil) and £343 million (2009: £77 million) respectively and, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.

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

50 – Commitments

This note gives details of our commitments to capital expenditure and under operating leases.

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in the financial statements, are as follows:

	2010 £m	2009 £m
Investment property	63	66
Property and equipment	160	255
Intangible assets	—	4
	223	325

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2009: £1 million).

The Group has capital commitments to its joint ventures of £nil (2009: £nil) and to other investment vehicles of £nil (2009:  £33 million).

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2010 £m	2009 £m
Within 1 year	374	551
Later than 1 year and not later than 5 years	1,206	1,505
Later than 5 years	2,270	2,456
	3,850	4,512

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2010 £m	2009 £m
Within 1 year	136	145
Later than 1 year and not later than 5 years	423	463
Later than 5 years	737	834
	1,296	1,442
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	63	83

Financial statements IFRS

239
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

51 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2010 £m	2009 £m	2008 £m
Profit/(loss) before tax	2,834	2,022	(2,368)
Adjustments for:
Share of (profits)/losses of joint ventures and associates	(131)	504	1,128
Dividends received from joint ventures and associates	63	22	87
(Profit)/loss on sale of:
Investment property	(45)	(339)	(14)
Property and equipment	5	(9)	—
Subsidiaries, joint ventures and associates	(159)	(153)	(7)
Investments	(2,097)	1,534	9
	(2,296)	1,033	(12)
Fair value (gains)/losses on:
Investment property	(421)	1,084	3,137
Investments	(8,015)	(15,352)	25,510
Borrowings	67	196	(404)
	(8,369)	(14,072)	28,243
Depreciation of property and equipment	77	115	131
Equity compensation plans, equity settled expense	50	56	39
Impairment and expensing of:
Goodwill on subsidiaries	3	30	68
Financial investments, loans and other assets	202	592	1,040
Acquired value of in-force business and intangibles	21	25	67
Non-financial assets	5	(1)	—
	231	646	1,175
Amortisation of:
Premium or discount on debt securities	72	303	(12)
Premium or discount on loans	26	(19)	(20)
Premium or discount on borrowings	1	3	2
Premium or discount on participating investment contracts	17	15	13
Financial instruments	70	(77)	(245)
Acquired value of in-force business and intangibles	354	376	433
	540	601	171
Change in unallocated divisible surplus	(329)	1,547	(4,482)
Interest expense on borrowings	1,232	1,327	1,547
Net finance charge on pension schemes	195	183	(121)
Foreign currency exchange gains	(34)	(155)	327
Changes in working capital
Decrease in reinsurance assets	685	(124)	1,543
(Increase)/decrease in deferred acquisition costs	(602)	(567)	(328)
Increase/(decrease) in insurance liabilities and investment contracts	14,076	15,134	(15,320)
Increase/(decrease) in other assets and liabilities	3,892	2,301	(381)
	18,051	16,744	(14,486)
Net purchases of operating assets
Purchases of investment property	(1,126)	(441)	(1,846)
Proceeds on sale of investment property	870	1,267	1,164
Net purchases of financial investments	(9,645)	(8,113)	(1,960)
	(9,901)	(7,287)	(2,642)
Cash generated from operations	2,213	3,286	8,737

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(b) Cash flows in respect of the acquisition of subsidiaries, joint ventures and associates:

	2010 £m	2009 £m	2008 £m
Cash consideration for subsidiaries, joint ventures and associates acquired	304	601	437
Less: Cash and cash equivalents acquired with subsidiaries	(781)	(5)	(101)
Cash flows on acquisitions	(477)	596	336

240
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

51 – Statement of cash flows continued

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates:

	2010 £m	2009 £m	2008 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	271	808	396
Net cash and cash equivalents divested with subsidiaries	(20)	(607)	(43)
Cash flows on disposals	251	201	353

The above figures form part of cash flows from investing activities. As described in note 2(b), a further £930 million, being the net cash proceeds from the partial disposal of Delta Lloyd in 2009, is included in cash flows from financing activities for that year.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2010 £m	2009 £m	2008 £m
Cash at bank and in hand	9,740	10,681	11,928
Cash equivalents	15,715	14,495	12,208
	25,455	25,176	24,136
Bank overdrafts	(760)	(925)	(605)
	24,695	24,251	23,531

52 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2010 £m	2009 £m
Long-term savings	19,056	17,317
General insurance and health	5,613	4,562
Fund management	465	269
Other business	178	(246)
Corporate[1]	(1,521)	(1,327)
Total capital employed	23,791	20,575
Financed by
Equity shareholders’ funds	12,794	10,356
Non-controlling interests	3,741	3,540
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,572	4,637
External debt	1,494	852
Total capital employed	23,791	20,575
1.

‘Corporate’ includes centrally held tangible net assets, the element of the staff pension scheme deficit or surplus allocated centrally and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

—  Aviva International Insurance Limited (AII) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

—

Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 31 December 2010 we had £23.8 billion (2009: £20.6 billion) of total capital employed in our trading operations, measured on an IFRS basis.

Financial statements IFRS

241
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

53 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources.

Available capital resources

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With- profit sub- fund[3] £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations[4] £m	2010 Total £m	2009 Total £m
Total shareholders’ funds	10	(10)	22	22	4,628	4,650	14,143	18,793	(1,068)	17,725	15,086
Other sources of capital[1]	—	—	—	—	200	200	189	389	4,572	4,961	5,088
Unallocated divisible surplus	201	—	1,846	2,047	9	2,056	1,372	3,428	—	3,428	3,866
Adjustments onto a regulatory basis:
Shareholders’ share of accrued bonus	(45)	(281)	(347)	(673)	—	(673)	—	(673)	—	(673)	(576)
Goodwill and other intangibles[5]	—	—	—	—	(296)	(296)	(3,729)	(4,025)	(2,430)	(6,455)	(6,828)
Regulatory valuation and admissibility restrictions[2]	69	1,587	312	1,968	(1,776)	192	(3,581)	(3,389)	984	(2,405)	476
Total available capital resources	235	1,296	1,833	3,364	2,765	6,129	8,394	14,523	2,058	16,581	17,112
Analysis of liabilities:
Participating insurance liabilities	2,181	17,133	13,013	32,327	—	32,327	31,716	64,043	—	64,043	64,702
Unit-linked liabilities	—	—	—	—	3,947	3,947	17,503	21,450	—	21,450	21,268
Other non-participating life insurance	344	2,558	374	3,276	25,783	29,059	46,027	75,086	—	75,086	67,658
Total insurance liabilities	2,525	19,691	13,387	35,603	29,730	65,333	95,246	160,579	—	160,579	153,628
Participating investment liabilities	659	3,464	6,023	10,146	2,628	12,774	56,708	69,482	—	69,482	66,559
Non-participating investment liabilities	(4)	(31)	—	(35)	30,645	30,610	17,695	48,305	—	48,305	43,456
Total investment liabilities	655	3,433	6,023	10,111	33,273	43,384	74,403	117,787	—	117,787	110,015
Total liabilities	3,180	23,124	19,410	45,714	63,003	108,717	169,649	278,366	—	278,366	263,643
1.	Other sources of capital include Subordinated debt of £4,572 million issued by Aviva and £389 million of other qualifying capital issued by Dutch, Italian, Spanish and US subsidiary undertakings.
2.	Including an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
3.	Includes the Provident Mutual with-profit fund.
4.	Other operations include general insurance and fund management business.
5.	Goodwill and other intangibles includes goodwill of £258 million in joint ventures and associates.

242
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

53 – Capital statement continued

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2010

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	199	1,128	1,590	2,917	2,861	5,778	8,967	14,745
Effect of new business	(2)	(19)	12	(9)	95	86	(733)	(647)
Expected change in available capital resources	17	216	103	336	305	641	635	1,276
Variance between actual and expected experience	(11)	(119)	17	(113)	—	(113)	(204)	(317)
Effect of operating assumption changes	2	35	(46)	(9)	(87)	(96)	(322)	(418)
Effect of economic assumption changes	18	107	162	287	—	287	(314)	(27)
Effect of changes in management policy	—	(22)	—	(22)	—	(22)	31	9
Effect of changes in regulatory requirements	—	—	—	—	—	—	642	642
Transfers, acquisitions and disposals	—	—	—	—	211	211	4	215
Foreign exchange movements	—	—	—	—	—	—	(170)	(170)
Other movements	12	(30)	(5)	(23)	(620)	(643)	(142)	(785)
Available capital resources at 31 December	235	1,296	1,833	3,364	2,765	6,129	8,394	14,523

Further analysis of the movement in the liabilities of the long-term business can be found in notes 36 and 37.

The analysis of movements in capital provides an explanation of the movement in available capital of the Group’s life business for the year. This analysis is intended to give an understanding of the underlying causes of changes in the available capital of the Group’s life business, and provides a distinction between some of the key factors affecting the available capital.

The negative shareholders’ funds balance within the UK with-profit funds arises in NWPSF as a result of regulatory valuation and admissibility differences in the reattributed estate which is valued on a realistic regulatory basis compared to the disclosure on an IFRS basis.

NWPSF is fully supported by the reattributed estate of £1,218 million (this is known as RIEESA), at 31 December 2010 (31 December 2009: £1,177 million), held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations), in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis therefore it forms part of the NWPSF available capital resources.

For the WPSF/RIEESA, equity market performance has had little impact, as the funds mitigate materially all of the equity risk of the estate/RIEESA through internal hedging.

In aggregate, the Group has at its disposal total available capital of £16.6 billion (2009: £17.1 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.4 billion (2009: £2.9 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.

For the remaining life and general insurance operations, the total available capital amounting to £13.2 billion (2009: £14.2 billion) is significantly higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

As the total available capital of £16.6 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently, it understates the economic capital of the business which is considerably higher. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from Aviva Life Holdings UK Limited to Aviva Annuity Limited to provide capital to support the writing of new business.

Financial statements IFRS

243
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

53 – Capital statement continued

The available capital of the Group’s with-profit funds is determined in accordance with the ‘Realistic balance sheet’ regime prescribed by the FSA’s regulations, under which liabilities to policyholders include both declared bonuses and the constructive obligation for future bonuses not yet declared. The available capital resources include an estimate of the value of their respective estates, included as part of the unallocated divisible surplus. The estate represents the surplus in the fund that is in excess of any constructive obligation to policyholders. It represents capital resources of the individual with-profit fund to which it relates and is available to meet regulatory and other solvency requirements of the fund and, in certain circumstances, additional liabilities may arise.

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

					31 December 2010		31 December 2009
	Estimated realistic assets £bn	Realistic liabilities*[1] £bn	Estimated realistic inherited Estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin[5] £bn	Estimated excess available capital £bn	Excess £bn
NWPSF	20.8	(20.8)	—	1.2	(0.4)	0.8	0.6
OWPSF	3.1	(2.8)	0.3	—	(0.1)	0.2	0.1
WPSF[4]	20.4	(18.6)	1.8	—	(0.4)	1.4	1.4
Aggregate	44.3	(42.2)	2.1	1.2	(0.9)	2.4	2.1
*

These realistic liabilities include the shareholders’ share of future bonuses of £0.7 billion (31 December 2009: £0.6 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £41.5 billion (31 December 2009: £42.1 billion).

1.

These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (31 December 2009: £2.2 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively).

2.	Estimated realistic inherited estate at 31 December 2009 was £nil, £0.2 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3.	This represents the reattributed estate of £1.2 billion at 31 December 2010 (31 December 2009: £1.1 billion) held within the non-profit fund with WPSF included within other UK life operations.
4.	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.
5.	The risk capital margin (RCM) is 3.7 times covered by the inherited estate and support arrangement (31 December 2009: 3.6 times).

Under the FSA regulatory regime, UK life with-profits business is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives (regulatory peak) and the FSA realistic bases (realistic peak) described above.

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

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

■

(i) UK with-profit funds – (NWPSF, OWPSF and WPSF) – any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund.

■

(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

■

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

■

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

244
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management

This note sets out the major risks our businesses face and describes the Group’s approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group’s earnings and capital requirements.

(a) Risk management framework

The risk management framework (RMF) in Aviva is the collection of processes and tools that have been put in place to ensure that the risks to which we are exposed are identified, measured, managed, monitored and reported on a continuous basis. The RMF is designed to facilitate a common approach to, and language regarding, the management of risk across the Group. The key instruments of the RMF include the risk management policies, risk reports, risk models, the governance and oversight infrastructure and the risk appetite framework.

Risks are usually grouped by risk type: market, credit, liquidity, general insurance, life insurance and operational risk. Risk falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation. Additional information on the Group’s risk is included in the risk section of the Performance review.

The Group has a set of formal risk policies that facilitate a consistent approach to the management of all our risks across all businesses and locations in which we operate. These risk policies define our appetite for different, granular risk types and set out risk management and control standards for the Group’s worldwide operations.

A top-down key risk identification and assessment process is carried out monthly in the risk function at Group level based on group and regional chief risk officer and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.

Risk models are an important tool in our measurement of risk and are used to support the monitoring and reporting of the risk profile and in the evaluation of alternative risk management actions. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. Monthly assessments are made of the economic capital available within the business and the economic capital required to cover the current risk profile of the business and these assessments are included in the regular reporting to the risk committees.

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk it is willing to take. The Group’s position against risk appetite is monitored and reported to the Board on a monthly basis.

The risk governance framework allocates responsibility for the oversight of risk management to a number of committees at Group centre, with the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) providing a key focus on financial and operational risk. The Group centre committees are in turn supported by similar governance structures in the regions.

(b) Market risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.

The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Assets Committee and ultimately the Asset Liability Committee (ALCO). For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Businesses may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. The ALM function is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.

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

Financial statements IFRS

245
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to the following sources of equity risk:

■	Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds.
■	The indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken; and
■	Its interest in the free estate of long-term with profits funds.

At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

The Assets Committee actively monitors equity assets owned directly by the Group, which may include some material shareholdings in the Group’s strategic business partners.

Sensitivity to changes in equity prices is given in section (h) below.

Property price risk

The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide and through investments in mortgages and mortgage backed securities. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Assets Committee also monitors property assets owned directly by the Group.

As at 31 December 2010, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section (h) below.

Interest rate risk

Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.

The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.

A number of policyholder participation features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material financial guarantees and options are given in note 38.

In short-term business such as general insurance business, the Group requires a close matching of assets and liabilities to minimise this risk.

Interest rate risk is managed by the ALM function and monitored and managed by the Assets Committee, and the Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include value-at-risk analysis, position limits, risk modelling, asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.

Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.

The Group has entered into a number of initiatives, including interest rate swap agreements and changes in asset mix, to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and liabilities.

Sensitivity to changes in interest rates is given in section (h) below.

Further information on borrowings is included in note 46.

Currency risk

The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or are hedged. For this reason, no sensitivity analysis is given for these holdings.

The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group’s premium income arises in currencies other than sterling and the Group’s net assets are denominated in a variety of currencies, of which the largest are euro, sterling and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements.

246
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

At 31 December 2010, the Group’s total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2010	3,301	9,288	2,712	2,424	17,725
Capital 31 December 2009	1,737	8,781	2,605	1,963	15,086

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2010	(899)	833	(271)	271
Net assets at 31 December 2009	(802)	802	(228)	228

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

Derivatives risk

Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. Over-the-counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) in accordance with the Group derivatives policy. Adherence to the collateral requirements as set out in the Group derivatives and Group credit policies thereby reduces the risk of credit loss.

The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk

The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the ICA in the aggregation of the financial stress tests with the operational risk assessment and in scenario analysis.

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

The Group manages its credit risk at business unit, regional and Group levels. All business units and regions are required to implement local credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.

The risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities’ credit spreads.

Management of credit risk is effected by five core functions:

■

The maintenance and adherence of an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the credit risk function to ensure accountability and clarity. This also includes delegated authority to the Credit Approvals Committee which is authorised to make key decisions within certain risk appetite levels.

■	The accurate and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings.

Financial statements IFRS

247
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

■

The implementation of a sophisticated capital charge-based credit limit framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity, etc) and provides a counterparty level aggregation methodology covering all exposures to a counterparty. This is then managed against centrally set limits. Upper limits are also set to ensure that any unexpected jump to default risks are kept within appetite. Additional limit and controls are applied for structured assets and reinsurance counterparty exposures. The limits framework also considers more systemic risk factors such as sector and geographic concentrations, and these are continually assessed throughout our global portfolio.

■

Additional committee and credit risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, monitoring and addressing key credit themes and news that emerge in the markets. The Credit Approvals Committee provides an effective forum to ensure that all key recommendations are considered, and decisions implemented throughout the Group. The regional and Group credit divisions ensure that qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects.

■

The employment of risk mitigation techniques where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as bring or keep exposure limits within appetite, and include methods such as collateralisation, purchase of credit protection and diversification strategies.

A detailed breakdown of the Group’s current credit exposure by credit quality is shown below.

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

	Credit rating
At 31 December 2010	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	167,482
Reinsurance assets	0.2%	58.8%	25.3%	1.5%	0.1%	14.1%	7,084
Other investments	0.2%	1.1%	1.4%	0.4%	0.1%	96.8%	36,730
Loans	3.8%	5.8%	2.2%	0.4%	0.7%	87.1%	43,074

	Credit rating
At 31 December 2009	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	38.6%	17.3%	24.0%	12.8%	2.5%	4.8%	161,757
Reinsurance assets	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	7,572
Other investments	0.2%	3.4%	2.0%	1.2%	—	93.2%	31,518
Loans	6.2%	7.7%	0.9%	0.5%	1.0%	83.7%	41,079

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure. As described in note 22, £1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. In addition, certain non-rated debt securities totalling £1,917 million, which at the 31 December 2009 had been classified according to their internal credit ratings, are now presented as non-rated. Carrying values and percentages at 31 December 2009 have been amended accordingly.

Other investments

Other investments include:

■	£32,520 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.
■	Derivative financial instruments of £2,274 million, representing positions to mitigate the impact of adverse market movements.
■	Other assets of £1,936 million, includes deposits with credit institutions and minority holdings in property management undertakings.

The Group loan portfolio principally comprises:

■	Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
■	Mortgage loans collateralised by property assets.

248
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

Derivatives

Derivative transactions must comply with Group guidance on the quality of counterparties used and the extent of collateralisation required. The counterparty must have a minimum credit rating from rating agencies (S&P, Moody’s and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines.

The largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. the credit risk is mitigated significantly through regular margining and protection offered by the exchange, and is controlled by the Group’s local asset management operations).

Loans

The majority of the Group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:

■	Property collateralization;
■	Interest service cost;
■	Diversity of the tenant base; and
■	Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk

The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of government bonds the largest aggregated counterparty exposure is approximately 0.9% of the Group’s total shareholder assets.

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

The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2010, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,284 million.

Securities finance

The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over- collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

Financial statements IFRS

249
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

Derivative credit exposures

The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all ‘Over the Counter’ derivatives are supported by credit support annexes and ISDAs.

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

	Financial assets that are past due but not impaired
At 31 December 2010	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	—	3	3	28	114	167,482
Reinsurance assets	7,084	—	—	—	—	—	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

	Financial assets that are past due but not impaired
At 31 December 2009	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	161,647	—	—	—	—	110	161,757
Reinsurance assets	7,572	—	—	—	—	—	7,572
Other investments	31,503	—	—	—	—	15	31,518
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,832	649	61	32	71	7	9,652

As described in note 22, £1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. The analysis of financial assets past due at 31 December 2009 has been amended accordingly.

Credit terms are set locally within overall credit limits prescribed by the Group Credit Approvals Committee and within the framework of the Group Credit Policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as ‘past due and impaired’, an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.

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

The Group and Company have a strong liquidity position (£1.5 billion of financial assets held at Group) and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of highly rated banks to further mitigate this risk.

Asset liability matching

The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched. The Asset Liability matching (ALM) methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.

250
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 46 and 55 respectively. Contractual obligations under operating leases and capital commitments are given in note 50.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2010 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £63,197 million (2009: £59,504 million) would be shown in the ‘within 1 year’ column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the ‘within 1 year’ column.

At 31 December 2010	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	132,400	12,025	42,609	50,206	27,560
Investment contracts – non-linked	63,197	3,254	13,970	26,901	19,072
Linked business	82,769	82,769	—	—	—
General insurance and health	17,121	7,222	6,453	2,872	574
Total contract liabilities	295,487	105,270	63,032	79,979	47,206

At 31 December 2009	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	123,933	10,139	38,549	45,181	30,064
Investment contracts – non-linked	59,504	4,304	12,562	24,119	18,519
Linked business	80,206	80,206	—	—	—
General insurance and health	17,484	7,215	6,936	2,865	468
Total contract liabilities	281,127	101,864	58,047	72,165	49,051

Financial statements IFRS

251
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	167,482	20,996	46,182	100,133	171
Equity securities	49,076	—	—	—	49,076
Other investments	36,730	32,625	1,713	956	1,436
Loans	43,074	7,492	5,339	30,240	3
Cash and cash equivalents	25,455	25,455	—	—	—
	321,817	86,568	53,234	131,329	50,686

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	161,757	17,309	45,298	98,792	358
Equity securities	45,427	—	—	—	45,427
Other investments	31,518	29,091	414	493	1,520
Loans	41,079	6,867	4,146	30,066	—
Cash and cash equivalents	25,176	25,176	—	—	—
	304,957	78,443	49,858	129,351	47,305

As described in note 22, £1,247 million debt securities and £2,085 million equity securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt and equity securities as at 31 December 2009. The maturity analysis at 31 December 2009 has been amended accordingly.

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the ‘On demand or within 1 year’ column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group’s investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

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

The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting, and the ICA process. Significant insurance risks will be reported through the risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.

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

252
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

Management of life insurance risks

The individual life insurance risks are managed as follows:

■

Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage Group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

■

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

■

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

■

Product design and pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss for and reputation damage to the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

■	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

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

Concentration risk

The Group writes a diverse mix of business in worldwide markets that are all subject to similar risks (mortality, persistency, etc). The Group assesses the relative exposures to and concentrations of each type of risk through the ICA capital requirements and material issues are escalated to and addressed at the Life Insurance Committee. This analysis enables the Group to assess whether accumulations of risk exceed risk appetite.

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

■

Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

■	Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
■	Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA reporting and managed as part of the asset liability framework.

(ii) General insurance risk

Types of risk

General insurance risk in the Group arises from:
■	Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
■	Unexpected claims arising from a single source;
■	Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;
■	Inadequate reinsurance protection or other risk transfer techniques; and
■	Inadequate reserves.

Financial statements IFRS

253
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

Management of general insurance risks

Significant insurance risks will be reported through the risk management framework. Additionally, the ICA is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. Increasingly risk-based capital models are being used to support the quantification of risk under the ICA framework. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the ICA and risk-based capital assessments.

The General Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development, implementation and review of the Group policies for underwriting, claims, reinsurance and reserving that operate within the risk management framework.

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

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our General Insurance Reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits from our reinsurance programme. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group’s specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group’s data to determine potential losses and appropriate levels of reinsurance protection.

The reinsurance is placed with providers who meet the Group’s counterparty security requirements, and large reinsurance placements may also require approval from the Asset Liability Committee.

Concentration risk

Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £300 million, for a one in ten year annual loss scenario, compared to approximately £550 million when measured on a one in a hundred year annual loss scenario.

For the 2010 underwriting year the Group participated in a share of a reinsurer’s US property catastrophe reinsurance portfolio. As this exposure does not correlate with the Group’s other general insurance exposures this provided a strategic opportunity to diversify the general insurance portfolio with a risk that had a high expected profit margin but also a high potential for loss. The modelled loss from a one in ten year annual loss scenario was £55 million compared to approximately £160 million when measured on a one in a hundred year annual loss scenario.

As a result of better than normal experience the arrangement delivered above average underwriting returns in 2010. Notwithstanding the good return in 2010, we have renewed the arrangement in 2011 on a reduced scale reflecting expected market conditions. The total expected loss from a one in ten year annual loss scenario is £40 million compared to approximately £100 million when measured on a one in hundred year annual loss scenario.

(f) Operational risk

Types of operational risk

Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

254
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

Operational risk management

We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long-term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies and business ethics code.

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

The Operational Risk Committee (ORC) oversees the Group’s aggregate operational risk exposure on behalf of the Group Executive Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented. The ORC operates a number of sub-committees which focus on specific areas of operational risk including customer, brand, business protection, IT, people, legal and regulatory compliance.

(g) Brand and reputation risk

We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

Our success and results are, to a certain extent, dependent on the strength of our global Aviva brand and reputation. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change.

One of the FSA’s strategic objectives is to help customers get a fair deal through its ‘treating customers fairly’ principle. Examples of ‘treating customers fairly’ include: products and services targeted to meet customers’ needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

(h) Risk and capital management

Sensitivity test analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on all of the Group’s financial performance measurements to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.

For long-term business in particular, sensitivities of performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements.

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

Financial statements IFRS

255
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

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

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2010

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(55)	(235)	65	(125)	(45)	(10)	(45)
Insurance non-participating	(220)	265	55	(55)	(20)	(45)	(310)
Investment participating	(15)	15	35	(70)	(15)	—	—
Investment non-participating	(30)	35	15	(15)	(5)	—	—
Assets backing life shareholders’ funds	15	(15)	160	(155)	—	—	—
Total	(305)	65	330	(420)	(85)	(55)	(355)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(85)	(190)	65	(125)	(45)	(10)	(45)
Insurance non-participating	(590)	680	240	(240)	(20)	(45)	(310)
Investment participating	(15)	15	35	(70)	(15)	—	—
Investment non-participating	(110)	125	15	(15)	(5)	—	—
Assets backing life shareholders’ funds	(90)	90	280	(275)	—	—	—
Total	(890)	720	635	(725)	(85)	(55)	(355)

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(20)	(275)	15	(35)	(15)	(5)	(40)
Insurance non-participating	(190)	270	35	(35)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	—	—
Investment non-participating	(30)	45	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(10)	10	135	(140)	—	—	—
Total	(315)	35	225	(260)	(60)	(45)	(320)
1.	The comparative 2008 economic sensitivities for insurance non-participating business have been restated to reflect modelling enhancements in Delta Lloyd.

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(40)	(235)	20	(40)	(15)	(5)	(40)
Insurance non-participating	(380)	535	220	(220)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	—	—
Investment non-participating	(80)	125	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(65)	85	215	(215)	—	—	—
Total	(630)	495	495	(525)	(60)	(45)	(320)

256
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

The different impacts of the economic sensitivities on profit and shareholders’ equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

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

Changes in sensitivities between 2009 and 2010 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.

Investment variances of £791 million in 2010 include £1,010 million relating to Delta Lloyd. Of this, around £800 million is due to differing movements in asset and liability yield curves while the remainder primarily relates to gains on interest rate derivatives. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in the year reflected the perceived risk regarding the curve’s components which include bonds issued by Spanish savings banks and a range of other European organisations. If spreads were to reduce, this would increase the insurance liabilities and this increase may not be offset by a corresponding increase in asset values. Changes to the Delta Lloyd curve, which can generate gains or losses, can therefore significantly impact profit before tax and shareholders’ equity and the magnitude of this sensitivity is illustrated by the £800 million profit before tax and increase in shareholders’ equity experiences in 2010.

The mortality sensitivities relate primarily to the UK.

General insurance and health business

Sensitivities as at 31 December 2010

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(305)	300	95	(100)	(135)	(325)
Net of reinsurance	(360)	365	95	(100)	(135)	(310)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(305)	300	95	(100)	(35)	(325)
Net of reinsurance	(360)	365	95	(100)	(35)	(310)

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(135)	(345)
Net of reinsurance	(365)	365	105	(110)	(135)	(330)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(35)	(345)
Net of reinsurance	(365)	365	105	(110)	(35)	(330)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Financial statements IFRS

257
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

54 – Risk management continued

Fund management and non-insurance business

Sensitivities as at 31 December 2010

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	5	(5)	15	35

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(30)	40	20	30

Sensitivities as at 31 December 2009

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	25	70	(30)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(40)	55	80	(50)

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

258
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

55 – Derivative financial instruments

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

The fair values do not provide an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA (International Swaps and Derivatives Association, Inc.) master agreements or their equivalent. Such agreements are designed to provide a legally enforceable set-off in the event of default, which reduces credit exposure. In addition, the Group has collateral agreements in place between the individual Group entities and relevant counterparties.

(a) Hedged derivatives

The Group has formally assessed and documented the effectiveness of its hedged derivatives in accordance with IAS 39, Financial Instruments: Recognition and Measurement. To aid discussion and analysis, these derivatives are analysed into cash flow, fair value and net investment hedges, as detailed below.

(i) Cash flow hedges

The Group has used forward starting interest rate swap agreements in the United States to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. During 2010, the cash flow hedges were discontinued, resulting in a fair value gain of £nil. The notional value of these interest rate swaps was £3 million at 31 December 2009 and their fair value was £nil.

(ii) Fair value hedges

The Group has entered into a number of interest rate swaps in order to hedge fluctuations in the fair value part of its portfolio of mortgage loans and debt securities in the Netherlands and the United States. The notional value of these interest rate swaps was £2,170 million at 31 December 2010 (2009: £3,060 million) and their fair value was £74 million liability (2009: £184 million liability). These hedges were fully effective during the year.

(iii) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

■

The Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2010 was £2,791 million (2009: £2,806 million) and its fair value at that date was £2,811 million (2009: £2,709 million).

■

The foreign exchange gain of £53 million (2009: gain of £255 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

■

The Group’s sterling/euro cross currency swap derivative, which was designated as a hedge of the net investment in its European subsidiaries, matured in November 2010. Therefore, the notional value of the derivative at 31 December 2010 was £nil (2009: £500 million) and its fair value at that date was £nil (2009: £120 million liability). The fair value gain on maturity was £22 million. This hedge was fully effective up to its maturity.

Financial statements IFRS

259
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

55 – Derivative financial instruments continued

(b) Non-hedge derivatives

Non-hedge derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken.

(i) The Group’s non-hedge derivative activity at 31 December 2010 was as follows:

			2010			2009
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	12,211	69	(102)	6,091	17	(53)
Interest and currency swaps	830	164	(125)	1,408	41	(53)
Options	2,000	16	(26)
Total	15,041	249	(253)	7,499	58	(106)
Interest rate contracts
OTC
Forwards	1,868	1	—	1,043	5	—
Swaps	31,391	522	(1,155)	26,718	297	(839)
Options	8,883	271	(71)	10,637	432	(4)
Exchange traded
Futures	4,748	12	(111)	5,542	404	(38)
Options	471	17	—	1,066	28	—
Total	47,361	823	(1,337)	45,006	1,166	(881)
Equity/Index contracts
OTC
Forwards	—	—	—	863	71	—
Swaps	2,008	31	(147)	—	—	—
Options	3,849	813	(32)	14,571	663	(243)
Exchange traded
Futures	4,734	247	(386)	7,417	63	(534)
Options	2,284	31	(87)	2,688	19	(2)
Total	12,875	1,122	(652)	25,539	816	(779)
Other	1,668	80	(66)	1,155	37	(29)
Totals at 31 December	76,945	2,274	(2,308)	79,199	2,077	(1,795)

Fair value assets are recognised as ‘Derivative financial instruments’ in note 22(a), whilst fair value liabilities are recognised as ‘other financial liabilities’ in note 47.

The Group’s derivative risk management policies are outlined in note 54(b).

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2010 £m	2009 £m
Within one year	1,037	1,238
Between one and two years	320	155
Between two and three years	320	66
Between three and four years	274	74
Between four and five years	263	51
After five years	2,923	657
	5,137	2,241

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of collateral. The amounts of collateral receivable or repayable are included in notes 23 and 47 respectively.

260
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

56 – Assets under management

In addition to the assets included in the consolidated statement of financial position, the Group manages many funds for third parties. This note details the total funds under management.

The total Group assets under management are:

	2010 £m	2009 £m
Total IFRS assets included in the consolidated statement of financial position	370,107	354,391
Less: Third-party funds included within consolidated IFRS assets	(9,999)	(9,980)
	360,108	344,411
Third-party funds under management	75,491	70,388
	435,599	414,799
Non-managed assets	(33,348)	(35,388)
Funds under management	402,251	379,411
Managed by:
Aviva Investors	259,787	249,630
Other Aviva and external managers	142,464	129,781
	402,251	379,411

57 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

The Group receives income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to related parties

	2010		2009		2008
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	47	—	49	3	61	3
Joint ventures	18	375	17	327	20	300
Employee pension schemes	10	2	9	2	24	6
	75	377	75	332	105	309

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies prior to their restructuring described in note 3(a)). Under management service agreements with these associates, our UK life insurance companies provided administration services, the cost of which was recharged to the RBS companies. In addition, our fund management companies provided fund management services to these associates, for which they charged fees based on the level of funds under management. Movements in loans made to our associates may be found in note 16.

Transactions with joint ventures relate to the property management undertakings. At 31 December 2010, there were 16 such joint ventures, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities to fund property developments, including shopping, business and distribution centres, and properties in Europe, as well as a film studio development in the UK, movements in which may be found in note 15(a). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in note 45(e)(iii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 49(h).

Financial statements IFRS

261
Aviva plc Annual Report on Form 20-F 2010	Notes to the consolidated financial statements continued

57 – Related party transactions continued

Services provided by related parties

There were no services provided by related parties in 2008, 2009 or 2010.

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2010 £m	2009 £m	2008 £m
Salary and other short-term benefits	48	39	38
Post-employment benefits	8	5	3
Equity compensation plans	21	16	9
Termination benefits	4	1	3
Total	81	61	53

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

Financial statements IFRS

262
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule – Financial statements of the Company

Income statement

For the year ended 31 December 2010

	Note	2010 £m	2009 £m	2008 £m
Income
Dividends received from subsidiaries		1,110	1,340	1,796
Interest receivable from Group companies		150	156	151
Net investment (expense)/income		(14)	50	(141)
		1,246	1,546	1,806
Expenses
Operating expenses	B	(176)	(194)	(25)
Interest payable to Group companies	H	(458)	(603)	(992)
Interest payable on borrowings		(340)	(336)	(289)
		(974)	(1,133)	(1,306)
Profit before tax		272	413	500
Tax credit	C	228	158	358
Profit after tax		500	571	858

Statement of comprehensive income

For the year ended 31 December 2010

	Note	2010 £m	2009 £m	2008 £m
Profit for the year		500	571	858
Other comprehensive income
Fair value gains/(losses) on investments in subsidiaries and joint ventures	A	408	883	(8,113)
Actuarial gains/ (losses) on pension provision		1	(3)	2
Other comprehensive income, net of tax		409	880	(8,111)
Total comprehensive income for the year		909	1,451	(7,253)

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 140. The notes identified alphabetically on pages 266 to 270 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 148 to 261.

Financial statements IFRS

263
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule – Financial statements of the Company continued

Statement of changes in equity

For the year ended 31 December 2010

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946
Profit for the year		—	—	—	—	—	—	500	500	—	500
Other comprehensive income		—	—	—	—	408	—	1	409	—	409
Total comprehensive income for the year		—	—	—	—	408	—	501	909	—	909
Dividends and appropriations	12	—	—	—	—	—	—	(757)	(757)	—	(757)
Shares issued in lieu of dividends	26 & 33	13	—	(13)	—	—	—	209	209	—	209
Employee trust shares distributed in the year	28	—	—	—	—	—	—	(50)	(50)	—	(50)
Reserves credit for equity compensation plans		—	—	—	—	—	41	—	41	—	41
Shares issued under equity compensation plans		—	—	—	—	—	(51)	51	—	—	—
Aggregate tax effect		—	—	—	—	—	—	17	17	—	17
Balance at 31 December		705	200	1,194	735	7,061	99	3,331	13,325	990	14,315

For the year ended 31 December 2009

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		664	200	1,234	735	5,770	113	3,287	12,003	990	12,993
Profit for the year		—	—	—	—	—	—	571	571	—	571
Other comprehensive income		—	—	—	—	883	—	(3)	880	—	880
Total comprehensive income for the year		—	—	—	—	883	—	568	1,451	—	1,451
Dividends and appropriations	12	—	—	—	—	—	—	(853)	(853)	—	(853)
Issues of share capital	26	1	—	—	—	—	—	—	1	—	1
Shares issued in lieu of dividends	26 & 33	27	—	(27)	—	—	—	299	299	—	299
Employee trust shares distributed in the year	28	—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	56	—	56	—	56
Shares issued under equity compensation plans		—	—	—	—	—	(60)	60	—	—	—
Aggregate tax effect		—	—	—	—	—	—	17	17	—	17
Balance at 31 December		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946

For the year ended 31 December 2008

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		655	200	1,223	735	13,883	89	3,207	19,992	990	20,982
Profit for the year		—	—	—	—	—	—	858	858	—	858
Other comprehensive income		—	—	—	—	(8,113)	—	2	(8,111)	—	(8,111)
Total comprehensive income for the year		—	—	—	—	(8,113)	—	860	(7,253)	—	(7,253)
Dividends and appropriations	12	—	—	—	—	—	—	(975)	(975)	—	(975)
Issues of share capital	26	2	—	18	—	—	—	—	20	—	20
Shares issued in lieu of dividends	26 & 33	7	—	(7)	—	—	—	170	170	—	170
Employee trust shares distributed in the year		—	—	—	—	—	—	(6)	(6)	—	(6)
Reserves credit for equity compensation plans		—	—	—	—	—	39	—	39	—	39
Shares issued under equity compensation plans		—	—	—	—	—	(15)	15	—	—	—
Aggregate tax effect		—	—	—	—	—	—	16	16	—	16
Balance at 31 December		664	200	1,234	735	5,770	113	3,287	12,003	990	12,993

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 140. The notes identified alphabetically on pages 266 to 270 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 148 to 261.

264
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule – Financial statements of the Company continued

Statement of financial position

At 31 December 2010

	Note	2010 £m	2009 £m
Assets
Non-current assets
Investments in subsidiaries	A	17,623	17,236
Investment in joint venture	15c	115	72
Loans owed by subsidiaries	H	2,411	3,161
Current tax assets		388	526
		20,537	20,995
Current assets
Loans owed by subsidiaries	H	691	—
Other amounts owed by subsidiaries	H	2,334	2,546
Other assets		74	110
Cash and cash equivalents		1	4
Total assets		23,637	23,655
Equity
Ordinary share capital	26	705	692
Preference share capital	29	200	200
Called up capital		905	892
Share premium account	26b	1,194	1,207
Merger reserve	D	735	735
Investment valuation reserve	D	7,061	6,653
Equity compensation reserve	D	99	109
Retained earnings	D	3,331	3,360
Direct capital instrument	30	990	990
Total equity		14,315	13,946
Liabilities
Non-current liabilities
Borrowings	E	4,805	4,871
Loans owed to subsidiaries	H	2,867	3,598
Provisions		46	47
		7,718	8,516
Current liabilities
Borrowings	E	504	483
Loans owed to subsidiaries	H	514	155
Other amounts owed to subsidiaries	H	465	442
Other creditors		121	113
Total liabilities		9,322	9,709
Total equity and liabilities		23,637	23,655

Approved by the Board on 23 March 2011.

Patrick Regan

Chief financial officer

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 140. The notes identified alphabetically on pages 266 to 270 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 148 to 261.

Financial statements IFRS

265
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule – Financial statements of the Company continued

Statement of cash flows

For the year ended 31 December 2010

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required.

In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2010 £m	2009 £m	2008 £m
Cash flows from financing activities
Funding provided by subsidiaries	509	477	401
New borrowings drawdown, net of expenses	2,251	2,490	3,905
Repayment of borrowings	(2,272)	(2,541)	(3,463)
Net drawdown of borrowings	(21)	(51)	442
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(472)	(476)	(732)
Interest paid on borrowings	(2)	(7)	(30)
Net cash from financing activities	(3)	(74)	64
Net (decrease)/increase in cash and cash equivalents	(3)	(74)	64
Cash and cash equivalents at 1 January	4	78	14
Cash and cash equivalents at 31 December	1	4	78

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 140. The notes identified alphabetically on pages 266 to 270 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 148 to 261.

266
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule - Notes to the Company’s financial statements

A – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2010 £m	2009 £m
Fair value as at 1 January	17,236	16,353
Movement in fair value	387	883
At 31 December	17,623	17,236

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 19 to the Group consolidated financial statements.

(ii) At 31 December 2010, the Company has two wholly owned subsidiaries, both incorporated in Great Britain. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc no longer carries out this function. The principal subsidiaries of the Aviva Group at 31 December 2010 are listed on pages 40 and 41.

B – Operating expenses

(i) Operating expenses

Operating expenses comprise:

	2010 £m	2009 £m	2008 £m
Staff costs and other employee related expenditure (see below)	159	130	86
Other operating costs	42	20	109
Net foreign exchange (gains)/losses	(25)	44	(170)
Total	176	194	25

(ii) Staff costs

Total staff costs were:

	2010 £m	2009 £m	2008 £m
Wages and salaries	109	85	49
Social security costs	10	9	7
Post-retirement obligations
Defined benefit schemes (see (iii) below)	8	6	6
Defined contribution schemes	5	6	3
Profit sharing and incentive plans	10	9	3
Equity compensation plans (see (iv) below)	15	12	11
Termination benefits	2	3	7
Total	159	130	86

(iii) Pension costs

The Company is one of a number of UK companies being charged for its employees participating in the Aviva Staff Pension Scheme, and its contributions are affected by the financial position of the scheme. There is no contractual agreement or policy for charging the net defined benefit cost for this scheme across the participating Group entities but, instead, this cost is recognised in the financial statements of the main UK employing company. The Company therefore recognises a pension expense equal to its contributions payable in the year for its staff, together with the service cost of any unfunded benefits, within staff costs above. Full disclosure on the Group’s pension schemes is given in the Group consolidated financial statements, note 45.

(iv) Equity compensation plans

All transactions in the Group’s equity compensation plans involve options and awards for ordinary shares of the Company. Full disclosure of these plans is given in the Group consolidated financial statements, note 27. The cost of such options and awards is borne by all participating businesses and, where relevant, the Company bears an appropriate charge. As the majority of the charge to the Company relates to directors’ options and awards, for which full disclosure is made in the Directors’ Remuneration Report, no further disclosure is given here on the grounds of immateriality.

Financial statements IFRS

267
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule – notes to the Company’s financial statements continued

C – Tax

(i) Tax credited to the income statement

	2010 £m	2009 £m	2008 £m
Current tax:
For this year	229	151	362
Prior year adjustments	(1)	7	5
Total current tax	228	158	367
Deferred tax:
Origination and reversal of timing differences	—	—	(9)
Total deferred tax	—	—	(9)
Total tax credited to income statement	228	158	358

(ii) Tax charged to other comprehensive income

No tax was charged or credited to other comprehensive income in 2008, 2009 or 2010.

(iii) Tax credited to equity

Tax credited to equity comprises £17 million (2009: £17 million; 2008: £16 million) in respect of coupon payments on the direct capital instruments.

(iv) Tax reconciliation

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010 £m	2009 £m	2008 £m
Profit before tax	272	413	500
Tax calculated at standard UK corporation tax rate of 28% (2009: 28%; 2008: 28.5%)	(76)	(116)	(143)
Adjustment to tax charge in respect of prior years	(1)	7	5
Non-assessable dividends	311	375	512
Disallowable expenses	(5)	(3)	(6)
Unpaid group relief	—	(102)	—
Movement in deferred tax not recognised	—	—	(11)
Other	(1)	(3)	1
Total tax credited to income statement	228	158	358

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The Finance (No. 2) Act 2010 enacted the first of the 1% rate reductions with effect from April 2011. Subsequent reductions will be dealt with by future legislation. There is no impact on the Company’s net assets from the reduction in the rate as the Company has no deferred tax assets or liabilities.

(v) Deferred tax

There was no deferred tax recognised in the Company at 31 December 2010 (2009: £nil). The Company has unrecognised other temporary differences of £45 million (2009: £nil).

268
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule - notes to the Company’s financial statements continued

D – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m
Balance at 1 January 2008	735	13,883	89	3,207
Arising in the year:
Profit for the year	—	—	—	858
Fair value gains on investments in subsidiaries and joint ventures	—	(8,113)	—	—
Actuarial gains on pension provisions	—	—	—	2
Dividends and appropriations	—	—	—	(975)
Reserves credit for equity compensation plans	—	—	39	—
Shares issued in lieu of dividends	—	—	—	170
Trust shares distributed in the year	—	—	—	(6)
Issue of share capital under equity compensation scheme	—	—	(15)	15
Aggregate tax effect	—	—	—	16
Balance at 31 December 2008	735	5,770	113	3,287
Arising in the year:
Profit for the year	—	—	—	571
Fair value gains on investments in subsidiaries and joint ventures	—	883	—	—
Actuarial losses on pension provisions	—	—	—	(3)
Dividends and appropriations	—	—	—	(853)
Reserves credit for equity compensation plans	—	—	56	—
Shares issued in lieu of dividends	—	—	—	299
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(60)	60
Aggregate tax effect	—	—	—	17
Balance at 31 December 2009	735	6,653	109	3,360
Arising in the year:
Profit for the year	—	—	—	500
Fair value gains on investments in subsidiaries and joint ventures	—	408	—	—
Actuarial gains on pension provisions	—	—	—	1
Dividends and appropriations	—	—	—	(757)
Reserves credit for equity compensation plans	—	—	41	—
Shares issued in lieu of dividends	—	—	—	209
Trust shares distributed in the year	—	—	—	(50)
Issue of share capital under equity compensation scheme	—	—	(51)	51
Aggregate tax effect	—	—	—	17
Balance at 31 December 2010	735	7,061	99	3,331

Tax of £17 million (2009: £17 million; 2008 £16 million) is deductible in respect of coupon payments of £61 million (2009: £61 million; 2008 £56 million) on the direct capital instruments.

E – Borrowings

The Company’s borrowings comprise:

	2010 £m	2009 £m
Subordinated debt	4,606	4,672
9.5% guaranteed bonds 2016	199	199
Commercial paper	504	483
Total	5,309	5,354

Maturity analysis of contractual undiscounted cash flows:

			2010			2009
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	504	306	810	483	328	811
1 to 5 years	—	1,214	1,214	—	1,235	1,235
5 to 10 years	634	1,402	2,036	1,074	1,540	2,614
10 to 15 years	1,243	1,062	2,305	1,288	1,349	2,637
Over 15 years	2,956	2,171	5,127	2,544	1,092	3,636
Total contractual undiscounted cash flows	5,337	6,155	11,492	5,389	5,544	10,933

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million (2009: £74 million).

Financial statements IFRS

269
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule - notes to the Company’s financial statements continued

The fair value of the subordinated debt at 31 December 2010 was £4,370 million (2009: £4,372 million). The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2010 was £248 million (2009: £238 million). The fair value of the commercial paper is considered to be the same as its carrying value.

Further details of these borrowings and undrawn committed facilities can be found in the Group consolidated financial statements, note 46.

F – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 49(h).

G – Risk management

Risk management in the context of the Group is considered in the Group consolidated financial statements, note 54.

The business of the Company is managing its investments in subsidiary and joint venture operations. Its risks are considered to be the same as those in the operations themselves and full details of the risk management policies are given in the Group consolidated financial statements, note 54. Such investments are held by the Company at fair value in accordance with accounting policy C.

The fair values of the subsidiaries and joint venture are estimated using applicable valuation models, underpinned by the Company’s market capitalisation. This uses a three-month rolling average of the Company’s share price. Given that the key input into the valuation model is based on an observable current share price, and therefore sensitive to movements in that price, the valuation process is not sensitive to non-observable market assumptions. Management believes the resulting estimated fair values recorded in the balance sheet and any changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.

Financial assets, other than investments in subsidiaries and the joint venture, largely consist of amounts due from subsidiaries. As at the balance sheet date, these receivable amounts were neither past due nor impaired.

Financial liabilities owed by the Company as at the balance sheet date are largely in respect of borrowings (details of which are provided in note E and the Group consolidated financial statements, note 46) and loans owed to subsidiaries. Loans owed to subsidiaries were within agreed credit terms as at the balance sheet date.

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

The majority of the Company’s external borrowings are at fixed rates of interest and are therefore not exposed to changes in these rates. However, for those borrowings that are at floating rates, the Company is affected by changes in these rates. Further details of the Company’s borrowings are provided in note E and the Group consolidated financial statements, note 46.

Currency risk

The Company’s direct subsidiaries are all incorporated and operating in the UK, and therefore are not exposed to currency risk. However, these subsidiaries are themselves exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 54.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in euros and US dollars. However, most of these borrowings have been on-lent to a subsidiary which holds financial investments in these currencies, generating the net investment hedge described in the Group consolidated financial statements, note 55(a)(iii).

H – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2010 £m	2009 £m	2008 £m
Within 1 year	691	—	—
1 to 5 years	1,769	2,050	1,402
Over 5 years	642	1,111	2,015
Total	3,102	3,161	3,417

270
Aviva plc Annual Report on Form 20-F 2010	Financial statement schedule - notes to the Company’s financial statements continued

H – Related party transactions continued

Loans owed to subsidiaries

			2010			2009			2008
Maturity analysis of contractual undiscounted cash flows	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	514	424	938	155	143	298	975	247	1,222
1 to 5 years	1,125	362	1,487	1,840	431	2,271	2,124	593	2,717
Over 5 years	1,742	180	1,922	1,758	217	1,975	984	164	1,148
Total	3,381	966	4,347	3,753	791	4,544	4,083	1,004	5,087

Other related party balances comprise dividends and interest receivable and payable, as well as inter-company balances for fees and other transactions in the normal course of business.

Dividends, loans, interest

Services provided to related parties

		2010		2009		2008
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Subsidiaries	1,260	5,436	1,496	5,707	1,947	5,596

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 49(h).

Services provided by related parties

		2010		2009		2008
	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m
Subsidiaries	458	3,846	603	4,195	992	4,435

The related parties’ payables are not secured and no guarantees were received in respect thereof. The payables will be settled in accordance with normal credit terms.

The directors and key management of the Company are considered to be the same as for the Group. Information on both the Company and Group key management compensation can be found in note 57.

271

Aviva plc
Annual Report on Form 20-F 2010

Additional disclosures for SEC

# Additional disclosures for SEC

## In this section

| | Page |
|---|---|
| Exchange rate information | 272 |
| Record holders | 272 |
| Listing and markets | 272 |
| Major shareholders | 273 |
| General insurance and health claims reserves | 274 |
| IFRS critical accounting policies | 279 |
| Articles of association | 295 |
| Material contracts | 300 |
| Exchange controls and other limitations affecting security holders | 300 |
| Taxation | 300 |
| Dividends and paying agents | 302 |
| Where you can find more information | 302 |
| Description of securities other than equity securities | 303 |
| Purchase of equity securities by Aviva plc and affiliated purchasers | 304 |
| Statement of differences from NYSE corporate governance practices | 304 |
| Legal proceedings | 304 |
| Employees | 304 |
| Controls and procedures | 304 |
| **Report of independent registered public accounting firm** | 306 |

Additional disclosures for SEC

272
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC

Exchange rate information

The following table sets forth the average exchange rate as quoted by Bloomberg, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. The average exchange rate is calculated by using the average of the exchange rates on the last day of each month during the period. We have not used these rates to prepare our consolidated financial statements.

Year ended 31 December
2006	1.8434
2007	2.0017
2008	1.8519
2009	1.5662
2010	1.5458

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2010	1.5839	1.5330
October 2010	1.6020	1.5685
November 2010	1.6257	1.5556
December 2010	1.5884	1.5371
January 2011	1.6033	1.5495
February 2011	1.6265	1.5995

On 22 March 2011, the average exchange rate as quoted by Bloomberg was £1.00 = $1.6387

Record holders

On 2 March 2011, 336,107 of the Company’s Ordinary shares, representing 0.01 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,074 ordinary shareholders of record in the United States. In addition, 9,573,736 ordinary shares, representing 0.33 per cent of the issued and outstanding ordinary shares of such date were held by American Depositary Receipt Holders, with 1,050 ordinary shares held by nine registered holders and the remainder held in the Depositary Trust Company via a broker or a nominee.

Listing and markets

The principal trading market for the Company’s ordinary shares and preference shares is the London Stock Exchange. The Company’s American Depositary Shares (ADSs) are listed on the NYSE, each representing the right to receive two ordinary shares under the symbol “AV” deposited pursuant to the deposit agreement with Citibank N.A. and the registered holders from time to time of the ADSs. For a detailed description of the rights and obligations attached to Aviva plc ADSs, see “Description of securities other than equity securities.”

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for the Company’s ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2006	850.5	690.0	n/a	n/a
2007	854.0	625.0	n/a	n/a
2008	670.0	245.3	n/a	n/a
2009	467.5	163.3	14.80	11.94
2010	423.5	294.2	13.95	8.74

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2008	High	670.0	664.0	565.0	487.0	n/a	n/a	n/a	n/a
	Low	547.5	501.0	455.5	245.3	n/a	n/a	n/a	n/a
2009	High	435.5	364.8	448.1	467.5	n/a	n/a	n/a	14.80
	Low	163.3	226.5	276.8	368.5	n/a	n/a	n/a	11.94
2010	High	422.0	389.5	423.5	423.1	13.95	12.18	13.38	13.77
	Low	344.5	294.2	305.8	354.6	11.02	8.74	9.45	11.23

Ordinary shares (pence)	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011
High	423.5	403.3	423.1	399.0	452.5	470.20
Low	388.3	387.6	354.6	369.2	393.0	443.30

Aviva ADS (US dollars)	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011
High	13.38	12.98	13.77	12.62	14.56	15.57
Low	12.07	12.44	11.23	11.75	12.61	14.64

Additional disclosures for SEC

273
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Major shareholders

The Financial Services Authority Disclosure and Transparency Rules provide that a person or corporate entity that acquires an interest of 3% or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%.

We have summarised below the notifications received during last three financial years: 2008, 2009 and 2010.

The table below summarises the shareholders with at least 3% ownership of our outstanding ordinary shares as of 2 March 2011 according to notifications received from our shareholders and filings on Schedule 13G with the SEC as noted below. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc[1] and its subsidiaries and affiliates	192,678,120	6.8%
BlackRock, Inc and its subsidiaries	140,757,642	5.09%
AXA S.A. and its Group companies	106,788,176	3.86%
Legal & General Group plc	110,128,385	3.98%

1          Based on the Schedule 13G filed by Franklin Resources, Inc. with the SEC on 28 January 2011.

To the best of our knowledge, except as set forth in the table above, no other shareholder held more than 3% of our outstanding ordinary shares as of 2 March 2011.

As at 3 March 2010	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources[1] and its subsidiaries and affiliates	161,852,131	5.85%
BlackRock, Inc.[2]	140,757,642	5.09%
AXA S.A. and its Group companies	106,788,176	3.86%
Legal & General Group plc	116,354,795	4.24%
1	Based on the Schedule 13G filed by Franklin Resources Inc, with the SEC on 28 January 2010.
2.

On 1 December 2009, Barclays Group sold its Barclays Global Investors business to BlackRoock, Inc., resulting in BlackRock, Inc. holding 140,757,642 shares, or 5.09% of voting rights, of which 2,081,107 shares, or 0.08%, are held in CFDs.

As at 27 February 2009	Total number of shares held	% of total issued shares/ % of voting rights
Barclays plc	133,026,405	5.08%
AXA S.A. and its Group companies	259,452,649	10%
Legal & General Group plc	124,104,680	4.66%

As at 27 February 2008	Total number of shares held	% of total issued shares/ % of voting rights
Barclays plc	133,026,405	5.08%
AXA S.A. and its Group companies	259,452,649	10%
Legal & General Group plc	104,107,838	4.01%

274
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Discount rate		Mean term of liabilities
Class	2010	2009	2010	2009
Netherlands Permanent health and injury	3.75%	3.48%	7 years	8 years
Reinsured London Market business	3.30%	4.00%	12 years	10 years
	0.88%	0.82%	7 years	8 years
	to	to	to 15	to 15
Latent claims	4.18%	4.84%	years	years
Structured settlements	3.20%	3.30%	35 years	35 years

The gross outstanding claims provisions before discounting were £13,179 million (2009: £13,576 million) and after discounting were £12,263 million (2009: £12,696 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 7 and 15 years depending on the geographical region.

During 2010, we have continued to experience an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2010 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country.

The adequacy of loss reserves is assessed and reported locally and also aggregated and reported to the Chief Financial Officer quarterly.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see ”Financial statements IFRS – Note 36 – Insurance liabilities”. The effect on profit of changes in the main assumptions for the general insurance and health business can be found within “Financial statements IFRS – Note 40 – Effect of changes in assumptions and estimates during the year”.

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

At 31 December 2010, the total reinsurance asset recoverable in respect of life, general and health insurance was £7,084 million, representing 2.4% of the total gross technical provisions of £296,932 million. In respect of premium income written during 2010, £1,863 million was ceded to reinsurers, representing 5.1% of the total gross written premium of £36,274 million.

The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. Exposures are monitored on a regular basis and the Credit Approvals Committee has a monitoring role over this risk. Reinsurers used typically have an AM Best rating of A or higher.Our largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2010 the amount ceded to Swiss Reinsurance Company Ltd was £1,284 million out of the total reinsurance asset recoverable of £7,084 million. Through the reinsurance of our London Market business, we also have significant exposure to Berkshire Hathaway Group and its subsidiaries. At 31 December 2010 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £817 million out of the total reinsurance asset recoverable of £7,084 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

Additional disclosures for SEC

275
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk, can be found within “Financial statements IFRS – Note 54 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2001 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2010. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. Therefore, the year-end balances in the tables should not be added, as they include amounts in respect of both the current and prior years.

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

276
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

The following table presents our consolidated loss development before reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2001[1] £m	2002[1] £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m
Initial net reserves per statement of financial position	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,594	11,053	10,705
Effect of discounting	19	71	119	196	204	223	216	447	451	501
Initial net reserves for unpaid losses and LAE	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206
Initial retroceded reserves	2,775	2,374	2,626	2,316	2,159	2,050	1,946	2,020	2,072	1,973
Initial gross reserves for unpaid losses and LAE	11,284	11,171	12,372	12,800	13,136	13,061	13,439	15,061	13,576	13,179

Paid (cumulative) as of:
One year later	3,587	3,449	3,254	3,361	3,327	3,433	4,017	4,474	3,645
Two years later	5,549	5,276	5,097	4,977	4,925	5,053	5,836	6,462
Three years later	6,944	6,651	6,290	6,116	6,111	6,275	7,190
Four years later	8,013	7,456	7,146	6,950	7,057	7,240
Five years later	8,593	8,002	7,793	7,664	7,792
Six years later	8,992	8,481	8,336	8,222
Seven years later	9,376	8,886	8,784
Eight years later	9,728	9,248
Nine years later	10,051

Reserve re-estimated as of:
One year later	11,510	12,000	12,218	12,600	12,667	12,146	13,349	14,653	13,380
Two years later	12,230	12,059	12,341	12,290	11,992	12,114	13,149	14,505
Three years later	12,376	12,226	12,216	11,736	12,007	12,006	13,086
Four years later	12,569	12,186	11,855	11,882	12,013	11,956
Five years later	12,580	11,932	12,171	11,961	11,952
Six years later	12,412	12,333	12,255	11,891
Seven years later	12,882	12,446	12,236
Eight years later	13,005	12,446
Nine years later	13,016

Cumulative redundancy/(deficiency)	(1,732)	(1,275)	136	909	1,184	1,105	353	556	196
1.	Excluding disposals that took place in 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated gross loss development for the last ten individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided in within “Financial statements IFRS – Note 36 – Insurance liabilities”.

Additional disclosures for SEC

277
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2001[1] £m	2002[1] £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m
Initial net reserves per statement of financial position	8,490	8,726	9,627	10,288	10,773	10,788	11,277	12,587	11,053	10,705
Effect of discounting	19	71	119	196	204	223	216	454	451	501
Initial net reserves for unpaid losses and LAE	8,509	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206

Paid (cumulative) as of:
One year later	2,970	2,964	2,968	3,050	3,030	3,221	3,783	4,267	3,386
Two years later	4,521	4,547	4,558	4,414	4,452	4,674	5,485	6,041
Three years later	5,697	5,692	5,585	5,402	5,476	5,795	6,647
Four years later	6,558	6,339	6,299	6,084	6,317	6,595
Five years later	6,978	6,778	6,801	6,691	6,888
Six years later	7,294	7,119	7,242	7,097
Seven years later	7,549	7,427	7,544
Eight years later	7,813	7,653
Nine years later	7,999

Reserve re-estimated as of:
One year later	8,714	9,104	9,779	10,216	10,368	10,115	11,334	12,480	11,264
Two years later	9,029	9,261	9,836	9,765	9,728	10,055	10,959	12,269
Three years later	9,226	9,366	9,569	9,256	9,733	9,786	10,848
Four years later	9,350	9,194	9,262	9,400	9,572	9,678
Five years later	9,239	8,984	9,577	9,304	9,483
Six years later	9,089	9,382	9,492	9,245
Seven years later	9,558	9,378	9,498
Eight years later	9,585	9,408
Nine years later	9,631

Cumulative redundancy/(deficiency)	(1,122)	(611)	248	1,239	1,494	1,333	645	772	240
1.	Excluding disposals that took place in 2001 and 2002 which are described in the text preceding this table.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided in within “Financial statements IFRS – Note 36 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2010 were £939 million (2009: £968 million). The movement in the year reflects exceptional strengthening of provisions by £10 million (2009: £60 million) in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, other strengthening of £66 million (2009: £62 million release), claim payments, reinsurance recoveries and foreign exchange rate movements.

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

Much of the increase in 2001 and 2002 initial reserves shown above relates to asbestos liabilities. During 2002 and 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2003 to 2009 shown above.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves we established in 2008 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

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

278
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2010 £m	2009 £m	2008 £m
Initial net reserves per statement of financial position	551	587	641
Effect of discounting	388	381	378
Initial net reserves for unpaid losses and LAE	939	968	1,019
Initial retroceded reserves	674	778	806
Initial gross reserves for unpaid losses and LAE	1,613	1,746	1,825

Paid (cumulative) as of:
One year later		164	58
Two years later			218

Reserve re-estimated as of:
One year later		1,776	1,806
Two years later			1,835

Cumulative redundancy/(deficiency)		(30)	(10)

The following table presents the development of our asbestos and environmental reserves after reinsurance measured on an IFRS basis.

31 December	2010 £m	2009 £m	2008 £m
Initial net reserves per statement of financial position	551	587	641
Effect of discounting	388	381	378
Initial net reserves for unpaid losses and LAE	939	968	1,019

Paid (cumulative) as of:
One year later		104	47
Two years later			146

Reserve re-estimated as of:
One year later		1,042	1,017
Two years later			1,090

Cumulative redundancy/(deficiency)		(74)	(71)

Additional disclosures for SEC

279
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

Investments

For an overview of our investments, see “Performance review – Analysis of investments”. As described in “Financial statements IFRS – Note 19 – Fair value methodology”, £1,247 million debt securities and £2,085 million equity securities held by consolidated French mutual funds, previously included within other investments, are now presented as debt and equity securities as at 31 December 2009. Except for £50 million equity securities considered Level 3, which were previously treated as Level 1 when classified as other investments, there is no effect on the fair value hierarchy as a result of the change in presentation. The 2009 comparatives in the tables that follow have been amended accordingly.

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

The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy
2010	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Loans	—	21,028	—	21,028	22,046	—	43,074
Debt securities	116,577	42,196	8,709	167,482	—	—	167,482
Equity securities	43,455	4,649	972	49,076	—	—	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	—	—	36,730
	190,014	71,953	12,349	274,316	22,046	—	296,362

280
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

	Fair value hierarchy
2009	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Loans	—	20,890	—	20,890	20,189	—	41,079
Debt securities	116,026	36,592	9,139	161,757	—	—	161,757
Equity securities	38,809	5,775	843	45,427	—	—	45,427
Other investments (including derivatives)	26,240	3,950	1,328	31,518	—	(23)	31,495
	181,075	67,207	11,310	259,592	20,189	(23)	279,758

At 31 December 2010, 69% of total financial investments and loans carried at fair value were classified as Level 1 in the fair value hierarchy (2009: 70%) and 26% as Level 2 (2009: 26%). Excluding loans the percentage of total investments carried at fair value at 31 December 2010 classified as Level 2 was 20% (2009: 19%).

At 31 December 2010, 4.5% of financial investments and loans were fair valued using models with significant unobservable market parameters (2009: 4.4%). A reconciliation of movements in investments classified as Level 3 is included in the “Financial statements IFRS – Note 19 – Fair value methodology”. In absolute terms Level 3 investments have increased by £1,039 million, reflecting before foreign exchange movements a net valuation increase of £370 million and net purchases of £1,470 million, offset by net transfers out of Level 3 of £547 million. The principal transfer out of Level 3 was the transfer of £0.65 billion Italian structured bonds, which were classified as Level 3 in 2009 because of significant differences between the third party counterparty price used to value the bonds and the internal model valuation using observable market inputs, which was used to validate the counterparty price. Except for a handful of structured bonds valued at £55m, which remain in Level 3, the third party and internal modeled valuations have not shown any significant differences on a monthly basis since January 2010. Consequently the bonds have been transferred to Level 2.

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

The fair values of our financial investments are subject to market risk and credit risks, primarily interest rate, equity price and foreign currency exchange risks. “Financial statements IFRS – Note 54 – Risk Management” provides disclosure and discussion of the impact of changes in market assumptions such as interest rates, exchange rates, equity and property prices, as well as providing information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Debt securities – Valuation techniques

The table below provides an analysis at 31 December 2010 of debt securities by pricing source.

	Fair value hierarchy
2010	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	116,577	36,384	8,148	161,109
Internal models	—	5,812	561	6,373
	116,577	42,196	8,709	167,482

We use a variety of valuation techniques to fair value debt securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. 89% of Level 2 fixed maturity securities are held by our businesses in North America, Spain, UK and Italy, of which North America represent 79%. Variations in the proportion of securities classified as Levels 1, 2 and 3 between different countries reflect different levels of liquidity in the markets in which these securities are traded and the different valuation sources used. For example, in North America our businesses rely on third party pricing vendors, which because the valuation inputs remain the proprietary information of vendor makes it difficult to evidence a fair value hierarchy classification of Level 1, even if the securities are traded on a liquid market.

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

Additional disclosures for SEC

281
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

In France and Italy, our businesses have invested in complex structured bond-type products backing policyholder liabilities with a fair value of £6.5 billion and £1.6 billion respectively, for which there is no active market. As discussed above, all but £55 million of the Italian structured bonds are classified as Level 2 as the independent counterparty price used to validate the bonds is validated by an internally modelled valuation which solely uses observable market inputs. The structured bonds held by our business in France are valued either using either third party counterparty or broker quotes. These bonds are validated against internal or third party models. Most of these bonds have been classified as Level 3 because either (i) the third party models included a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2010, the counterparty and broker quotes used to value these products were less than the modelled valuations.

The other principal Level 3 debt securities are notes issued by loan partnerships held by our UK Life business amounting to £1.2 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In 2010, there were insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price. In addition, our UK Life business owns part of the residual interest in these loan partnerships valued at £0.2 billion according to net asset values, which are not considered market observable resulting in a Level 3 classification and are included in other investments below.

Internal valuation models

In our Spanish business we use internal models to value illiquid corporate bonds, as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Similarly in our UK Life business we use internal models for private placement notes, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. For illiquid Spanish corporate bonds the credit and liquidity spread is determined using market quotes of other bonds of the same issuer factored by the liquidity of asset or market. For private placements the credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. At 31 December 2010, bonds valued on this basis amounted to £3.6 billion in our Spanish business and £1.9 billion in our UK Life business.

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

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2010 of equity securities by pricing source.

	Fair value hierarchy
2010	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	43,455	4,649	967	49,071
Internal models	—	—	5	5
	43,455	4,649	972	49,076

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

282
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2010 of other investments by pricing source.

	Fair value hierarchy
2010	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	29,982	3,735	2,639	36,356
Internal models	—	345	29	374
	29,982	4,080	2,668	36,730

Valuations obtained from third party sources, disclosed above, are unadjusted, except for third party valuations of private equity funds as noted below.

Other investments classified as Level 2 principally relate to unit trusts and other investment vehicles, amounting £1.2 billion, and derivatives amounting to £2.1 billion.

Other investments classified as Level 3 are principally private equity funds and hedge funds amounting to £1.4 billion and £1.1 billion respectively. 68% of the Group’s holdings in private equity funds and hedge funds are held by our UK Life business, with the remainder held by our businesses in Italy, France and the US.

Our UK Life business values its interest in private equity funds relying on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw downs and distributions between the date of the report and the balance sheet date and the fund manager’s carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.

The Group in valuing its interest in hedge funds relies on valuations received from fund managers, which are based on the market value of the underlying fund assets. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.

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

All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models, or source prices from a third-party vendor utilising industry standard models and corroborate these prices to non-binding broker quotes. The internal model inputs are based on observable market data, except for a small number of non-standard swaps and bespoke tranche-based derivatives, with a fair value of £10 million at 31 December 2010, which are classified as Level 3 because the base correlations used in the internal model are unobservable inputs. Credit risk is considered, but the presence of collateral usually mitigates any non-performance risk related to the derivatives.

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

Additional disclosures for SEC

283
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

■	Significant, being at least 20% loss for a continuous six month period, or more than 40% loss at the end of the reporting period; or
■	Prolonged, being in an unrealised loss position for a continuous period of more than 12 months at the end of the reporting period

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

The total impairment expense for AFS debt securities for 2010 was £79 million (2009: £93 million) less reversals of £2 million (2009: £nil), and for AFS equity securities £100 million (2009: £384 million). Total unrealised losses on AFS debt securities at 31 December 2010 were £373 million (2009: £738 million), and AFS equity securities at 31 December 2010 were £7 million (2009: £97 million). The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

284
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Duration and amount of unrealised losses on available-for-sale securities

	0 – 6 months		7 – 12 months		More than 12 months		Total
2010	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,849	(153)	71	(4)	1,100	(70)	6,020	(227)
Equity securities	86	(6)	—	—	—	—	86	(6)
Other investments	69	—	—	—	—	—	69	—
	5,004	(159)	71	(4)	1,100	(70)	6,175	(233)
20%-50% loss position:
Debt securities	49	(18)	—	—	83	(41)	132	(59)
Equity securities	2	(1)	—	—	—	—	2	(1)
Other investments	—	—	—	—	—	—	—	—
	51	(19)	—	—	83	(41)	134	(60)
Greater than 50% loss position:
Debt securities	7	(9)	—	(2)	25	(76)	32	(87)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—
	7	(9)	—	(2)	25	(76)	32	(87)
Total
Debt securities	4,905	(180)	71	(6)	1,208	(187)	6,184	(373)
Equity securities	88	(7)	—	—	—	—	88	(7)
Other investments	69	—	—	—	—	—	69	—
	5,062	(187)	71	(6)	1,208	(187)	6,341	(380)

	0 – 6 months		7 – 12 months		More than 12 months		Total
2009	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m	Fair value £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,347	(133)	304	(32)	1,970	(179)	6,621	(344)
Equity securities	731	(96)	—	—	—	—	731	(96)
Other investments	—	—	—	—	—	—	—	—
	5,078	(229)	304	(32)	1,970	(179)	7,352	(440)
20%-50% loss position:
Debt securities	77	(32)	37	(12)	362	(165)	476	(209)
Equity securities	5	(1)	—	—	—	—	5	(1)
Other investments	—	—	—	—	—	—	—	—
	82	(33)	37	(12)	362	(165)	481	(210)
Greater than 50% loss position:
Debt securities	14	(37)	2	(14)	60	(134)	76	(185)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	14	(37)	2	(14)	60	(134)	76	(185)
Total
Debt securities	4,438	(202)	343	(58)	2,392	(478)	7,173	(738)
Equity securities	736	(97)	—	—	—	—	736	(97)
Other investments	—	—	—	—	—	—	—	—
	5,174	(299)	343	(58)	2,392	(478)	7,909	(835)

During 2010, there has been a further significant decrease in total unrealised losses for AFS securities, continuing the improvement observed in 2009. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.

At 31 December 2010, 94% of AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US the decrease in unrealised losses experienced during 2010, reflects a general market improvement and further tightening of credit spreads combined with a decrease in the US government treasury yield curve. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary.

Of the total impairment expense for AFS debt securities for 2010, £78 million (2009: £83 million) relates to our US business less reversals of £2 million (2009: £nil). This includes £71 million write downs relating to mortgage backed securities, which while not yet in default, continued deterioration in market values, NAIC rating downgrades or defaults on more junior tranches are considered indicators of impairment. The remaining £7 million impairment charge in the U.S. relates to further impairments on securities impaired in prior years and a corporate bond in breach of its covenants.

Additional disclosures for SEC

285
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

At 31 December 2010, 98% of AFS equity securities were held by our business in the Netherlands, invested in a broad range of Dutch and other European equities, which are held for long term investment and include listed as well as unlisted equities. We have recognised impairment for prolonged or significant declines in fair value relative to cost, except where there has been a recovery in value since the financial year-end. While management believes that many of the impaired equity securities will ultimately recover their value, there can be no certainty that this will be the case because, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity.

Of the total impairment expense for AFS equity securities for 2010, £99 million (2009: £384 million) relates to our business in the Netherlands, Delta Lloyd. Of Delta Lloyd’s impairment charge for the year only £7 million relates to new impairments in the year, with the remainder reflecting further declines in fair value of equity holdings impaired in prior years. The continued recovery of equity markets in 2010 has resulted in £380 million unrealised gains in respect of equities impaired in prior years which have been recognised in other comprehensive income.

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

Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount. In 2010, impairment losses of loans carried at amortised cost were £28 million (2009: £58 million) less impairment reversals of £6 million (2009: £5 million).

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

286
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Analysis of financial and reinsurance assets past due but not impaired

The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	—	3	3	28	114	167,482
Reinsurance assets	7,084	—	—	—	—	—	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

	Financial assets that are past due but not impaired
2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	161,647	—	—	—	—	110	161,757
Reinsurance assets	7,572	—	—	—	—	—	7,572
Other investments	31,503	—	—	—	—	15	31, 518
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,832	649	61	32	71	7	9,652

“Financial statements IFRS – Note 54 – Risk management” includes a credit ratings table which analyses the credit quality of the above balances where a credit rating is available. The credit quality of receivables and other financial assets is managed at the local business unit level. An impairment loss is recognised if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due are not considered collectible.

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 Financial instruments: Recognition and measurement to carry at fair value through profit or loss investment contracts of £46,125 million (2009: £41,289 million) and securitised borrowings of £4,690 million (2009: £5,108 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition IFRS requires us to fair value derivative liabilities through profit or loss.

Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:

■	In the case of funding agreements and derivative contracts, they are mostly fully collaterised
■

In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default

■	In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets, which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

The embedded options in indexed annuity contracts are valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt. The change in fair value resulting from the risk adjustment in 2010 was an increase of £216 million (2009: £313 million), and is principally attributable to market perception of the instruments’ credit risk. If interest rates were to increase by 1%, the provision for embedded options would decrease by £151 million (2009: £59 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2009: £86 million).

Additional disclosures for SEC

287
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

In the US, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments, that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised. For liabilities relating to UK with-profit contracts, we have adopted the UK Financial Reporting Standard 27, Life Assurance (FRS 27), which adds to the requirements of IFRS but does not vary them in any way.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where there is discretion over these. In turn, the assumptions we use depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. The principal assumptions are disclosed in “Financial statements IFRS – Note 36 – Insurance liabilities – (b) Long-term business liabilities”.

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

For UK regulated with-profit funds the contract liabilities are valued by reference to the FSA realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts which reflects the amounts expected to be paid based on the current value of investments held by the with-profit funds and current circumstances.

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

288
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

A detailed explanation of the basis of liability measurement is contained in “Financial statements IFRS – Note 36 – Insurance liabilities – (b) Long-term business liabilities”.

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

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2010 (2009: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2010 was 4.50% (2009: 4.47%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.0% to 5.2% in 2010 (2009: 2.0% to 6.0%).

An additional liability is established for universal life contracts with death or other insurance benefit features, which are determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional

Additional disclosures for SEC

289
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

In the case of a shortfall of participating assets compared to participating liabilities, a negative UDS balance may be held. Negative UDS is subject to recoverability testing on a fair value basis, with any excess over the recoverable amount charged to net income. At 31 December 2010, the impact of market movements on asset values has led to deficits for participating business in Italy totalling £420 million and in Spain totalling £15 million. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

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

An analysis of the sensitivity of deferred acquisition costs to possible changes in assumptions is included in “Financial

290
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

statements IFRS – Note 24 – Deferred acquisition costs and other assets.”

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business in the UK and US. At 31 December 2010, a DAC asset of £4,261 million was recognised in respect of long term insurance and investment contract business, of which 33% arose in the UK and 53% in the US.

(a) United Kingdom

For UK non-profit business, DAC is held in respect of unit-linked life, unit-linked pension and conventional business. The deferred new business costs are amortised over the lifetime of a product group. The amount of DAC at any point in time must be recoverable from future margins. For insurance contracts, recoverability of DAC is measured against the present value of future profits (PVFP) using embedded value methodology, with some level of prudence above this. In order to include some prudence, DAC is limited to 90% of PVFP for all products in the financial statements for the year ended 31 December 2010. For non-participating investment contracts, recoverability is tested against future margins on a fair value basis, again limited to 90% of PVFP.

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

Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for long-term insurance and investment contract business were changed from 2009 to 2010. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance, deferred acquisition costs and AVIF, is analysed in “Financial statements IFRS – Note 40 – Effect of changes in assumptions and estimates during the year”.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in “Financial statements IFRS – Note 54 – Risk management”.

Additional disclosures for SEC

291
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

	2010			2009
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	4,419	924	5,343	4,411	753	5,164
Property	1,669	188	1,857	1,697	196	1,893
Liability	2,388	1,303	3,691	2,707	1,379	4,086
Creditor	77	24	101	170	17	187
Other	975	296	1,271	992	374	1,366
	9,528	2,735	12,263	9,977	2,719	12,696

Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Discount rate		Mean term of liabilities
	2010	2009	2010	2009
Netherlands Permanent health and injury	3.75%	3.48%	7 years	8 years
Reinsured London Market business	3.30%	4.00%	12 years	10 years
Latent claims	0.88% to 4.18%	0.82% to 4.84%	7 years to 15 years	8 years to 15 years
Structured settlements	3.20%	3.30%	35 years	35 years

The gross outstanding claims provisions before discounting were £13,179 million (2009: £13,576 million) and after discounting were £12,263 (2009: £12,696 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 7 and 15 years depending on the geographical region.

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

292
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims:

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include:

■	Claim numbers
■	Base average cost per claim
■	Future inflation in average cost of claims
■	Legal fees
■	Life expectancy of potential sufferers

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £85 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

The interest rates used to discount latent claim liabilities:

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (c) of “Financial statements IFRS – Note 36 – Insurance liabilities” and depends on the duration of the claim and the reporting date. At 31 December 2010 it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £70 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our General Insurance and Health businesses is shown in section (i) of “Financial statements IFRS – Note 54 – Risk management”.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2010 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves. For additional information on the assumptions and changes that have occurred related to our claims provisions, see “Financial statements IFRS – Note 36 – Insurance liabilities”.

Effect of changes in assumptions and estimates

Certain estimates and assumptions used in determining our liabilities for general and health insurance business were changed from 2009 to 2010, and this affected the profit recognised for the year with an equivalent effect on liabilities. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities, and related assets, such as reinsurance and deferred acquisition costs, is analysed in “Financial statements IFRS – Note 40 – Effect of changes in assumptions and estimates during the year”.

In 2010 an exceptional charge of £10 million (2009: £60 million) was incurred for the strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, which is included in the change in insurance liabilities.

An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in “Financial statements IFRS – Note 54 – Risk management”.

Lump sum payments in settlement of bodily injury claims

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes.

The Ogden discount rate is currently under review by the Lord Chancellor. The outcome of this review is expected to be announced in 2011 but it is still not clear whether or by how much we currently believe the rate will change. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

Additional disclosures for SEC

293
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. Judgement is required in determining the useful life. The economic lives of the contractual relationships are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position, and the period of control over the assets. At 31 December 2010, intangible assets with indefinite useful lives comprise the RAC brands, and the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification.

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

Additionally, we are subject to certain legal claims and actions (see “Financial statements IFRS – Note 49 – Contingent liabilities and other risk factors”). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The initial provision reflects management’s best estimate of the probable cost of ultimate resolution of the legal action and is revised accordingly as facts and circumstances change and, ultimately, when the action is brought to a closure. Under IFRS, these provisions are discounted where the impact is material. Other provisions are held where the recoverability of amounts is uncertain, or where the actual outcome may differ from the resulting estimates.

Contingent liabilities are disclosed if the future obligation is probable and the amount cannot be reasonably estimated, or if they are possible but not probable.

294
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Pension obligations

We provide defined benefit pension plans in various forms covering eligible employees across its operations. At 31 December 2010, the total liability recognised for defined benefit pension plan deficits was £2,101 million (2009: £3,183 million).

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

The main actuarial assumptions used to calculate scheme liabilities are set out in “Financial statements IFRS – Note 45 – Pension obligations”. The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.6 billion and the service cost for the year by £36 million.

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The mortality tables and average life expectancy used at 31 December 2010 are disclosed in “Financial statements IFRS – Note 45 – Pension obligations”. The tables used to measure post-retirement mortality are considered appropriate based on the mortality experience of the schemes. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long cohort projection table, and incorporating underpins to the rate of the future improvement equal to 1.5% for males and 1.0% for females. The effect of assuming all members were one year younger would increase the schemes’ liabilities by £240 million and the service cost for the year by £3 million.

The expected rates of return on the schemes’ assets are disclosed in “Financial statements IFRS – Note 45 – Pension obligations. The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets are stated after deducting investment expenses.

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

Additional disclosures for SEC

295
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Articles of Association

The following is a summary of the rights of the holders of our shares and of certain significant provisions of our articles of association and relevant laws and regulations of various regulatory bodies. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our articles of association. A complete copy of our articles of association can be obtained from our website on www.aviva.com/investor-relations/corporate-governance/articles-of-association.

The deposit agreement between us, Citibank and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in “Description of securities other than equity securities” on page 303 You should be aware that these rights are different from the rights of the holders of our ordinary shares.

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

A director is not required to hold any shares by way of qualification. However in line with revised internal guidelines the share ownership requirement of the group chief executive will be increasing from 175% to 200% of annual basic salary. The shareholding requirement of the executive directors remains at 150% of basic annual salary. The non-executive directors as a body are paid remuneration for their services at a rate not exceeding £1,500,000 per annum, to be determined by our Board, or at such other rate that the Company, in general meeting may determine by ordinary resolution. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day. A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by him in or about the performance of his duties of a director, including any expenses incurred in attending meetings of our Board or of Committees of our Board or general meetings, whether incurred in the UK or in any overseas country.

Our Board may appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next following annual general meeting and is then eligible for election by shareholders. Our articles of association do not contain an age restriction applicable to directors.

Powers of our Board of Directors and Election of Directors

Our Board of Directors manages our business. However, our shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to our articles of association. At every annual general meeting, all the directors will be subject to re-election as provided in the UK Corporate Governance Code.

Under English law, shareholders of a public company may, by ordinary resolution, appoint a person who is willing to be a director either to fill a vacancy or, subject to any limit provided in the company’s articles of association, as an additional director. Shareholders may also remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place. In addition, under our articles of association, our Board of Directors also has the power to appoint a director to fill a vacancy on our Board or to serve as an additional director, provided that a director so elected may only serve until the next following annual general meeting of the company, at which the director may be elected by shareholders.

Directors’ Interests

Section 177 of the UK Companies Act of 2006 provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to us or any of our subsidiaries must declare the nature of his interest at a meeting of our Board. In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of our Board, at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of our Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of our Board held after the director becomes so interested.

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

A director may hold any other office (other than that of auditor) in any other company in which he is in any way interested in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as our Board may determine, and no person is disqualified from appointment or election as a director by reason of his holding any office (other than that of auditor).

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

296
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Questions arising at any meeting are decided by a majority of votes. In case of an equality of votes, the chairman of the meeting has a casting vote.

Two directors may and, upon request of two directors, the secretary shall summon a Board meeting at any time, by notice given to all of the directors. Notice of a meeting of our Board is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication to an address given by him for that purpose or sent in writing to him at his last-known address or another address given by him for that purpose. A director while absent from the United Kingdom is not entitled to receive notice of any meeting of our Board.

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

Liabilities of Directors and Officers

English law does not permit a company to exempt any director or other officer of the company, or any person employed by the company as auditor, from any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company. English law enables companies to purchase and maintain insurance for directors, officers and auditors against any such liability. We maintain such insurance for our directors and executive officers. Our articles of association provide that our directors and officers, among others are entitled to indemnification by Aviva out of our own funds against all costs, charges, losses, expenses and liabilities incurred by such person in connection with the discharge of his duties or the exercise of his powers.

Debt Limitations

Our articles of association grant our Board of Directors authority to exercise our power to borrow money and to mortgage or charge our undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of ours or of any third party. The aggregate amount of debt borrowed or secured by us or any of our subsidiaries (to the extent our Board can procure through voting and other powers of control) must not, without the prior approval of the shareholders in a general meeting, exceed twice the aggregate of our share capital and consolidated reserves, subject to certain adjustments set forth in our articles of association.

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

Subject to legislation and unless otherwise expressly provided by the terms on which shares of that class are held, any of the rights attached to any class of shares may be varied or abrogated with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. The provisions of the articles of association as to general meetings of the Company apply, with any necessary modifications, to a variation of class rights meeting, except that the necessary quorum is two persons present holding at least one-third in nominal value of the issued shares of the class or, for an adjourned meeting, one person present holding shares of the class in question, and where a person is present by proxy or by proxies, that person is treated as holding only the shares in respect of which those proxies are authorised to exercise voting rights.

We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms, as may be attached by our Board prior to allotment. Sterling new preference shares, new preference shares and Euro new preference shares will have such rights and terms as the Board may determine in accordance the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see “Financial statements IFRS – Note 29 – Preference share capital.”

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

Additional disclosures for SEC

297
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

Transmission of Shares

In case of the death of a shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, will be the only persons recognised by us as having any title to his shares, but nothing in the articles of association shall release the estate of the deceased shareholder from any liability, whether sole or joint, in respect of any share which has been solely or jointly held by him.

Any person becoming entitled to a share as a result of the death or bankruptcy of a shareholder may, upon production of sufficient evidence of his right, either elect to be registered himself as a shareholder or to have some person nominated by him registered as a shareholder in respect of the share.

Shareholders Resident Abroad

If a shareholder has not provided us with an address in the UK, we are not currently required to send notices to such shareholder directly. Notices to such shareholders may be posted in our registered office and are then deemed to be given to those shareholders on the date when they are first posted. Unless otherwise required by law or our articles of association, we may also give notices by advertisement published once in at least one leading UK daily newspaper. Alternatively, so long as a shareholder has so agreed, we may give notice of a general meeting by posting on our website, provided we have notified the shareholder of the posting in a manner it has agreed with us. There are no limitations on non-resident or foreign shareholders’ rights to own our securities or exercise voting rights where such rights are given under English company law. For holders of ADSs, please see “Description of securities other than equity securities”.

Equity Share Capital – Rights of Purchase and Redemption

Under English law, a company may issue redeemable shares if authorised by its articles of association and subject to the conditions stated therein. Our articles of association authorise the issue of redeemable shares. Although our cumulative irredeemable preference shares are not subject to redemption like our ordinary shares, our articles of association permit the purchase of our own shares and we may purchase our cumulative irredeemable preference shares. An English company may purchase its own shares, including any redeemable shares, if so authorised by its articles of association and provided that the purchase must be previously approved by a general or specific ordinary resolution of its shareholders, in the case of an on-market purchase (although the Association of British Insurers prefers a special resolution) or a special resolution, in the case of an off-market purchase. The shares may be redeemed or repurchased only if fully paid and, in the case of public companies such as us, only out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase or redemption.

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

Winding Up

In the event of a winding up, holders of preference shares have priority over holders of ordinary shares. This applies to all types of preference shares. We are subject to the general insolvency law applicable to UK companies which is described within “Shareholder Information – Regulation”.

Dividends and Reserves

Our dividends are based on our profits and are paid out to shareholders for each share they hold, and do not generally have any restrictions. Our dividends are usually paid as cash to both UK and overseas shareholders. Our dividends can be paid by cheque or as a direct bank transfer. We also have a dividend reinvestment plan, the Aviva Scrip Dividend Scheme.

We generally pay any dividends on our ordinary shares twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend

298
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

cheques can be re-issued. A shareholder may obtain a replacement cheque simply by completing a form available on our website and sending it to our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our articles of association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “Description of Securities other than Equity Securities” and for our preference shares within “Financial statements IFRS – Note 29 – Preference Share Capital.”

General Meetings

We hold an annual general meeting within six months following our accounting reference date. English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Our articles of association require that we hold a general meeting annually to declare dividends, to receive and consider the statutory accounts and the reports by the auditors and the directors, to elect directors, approve the appointment and remuneration of auditors and approve the Directors’ Remuneration Report. The quorum required for a general meeting is ten shareholders present in person or by proxy.

Convening and Notice of Meetings

Our Board may convene a general meeting as our annual general meeting. Our Board may convene a general meeting whenever it thinks fit. The time and place of any annual general meeting or other general meeting called by our Board shall be decided by our Board.

Our Board will convene a general meeting upon receiving requests to do so from shareholders representing at least five percent of such of the paid-up capital of the Company as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). A request to call a general meeting must state the general nature of the business to be dealt with at the proposed meeting. A request may include the text of a resolution, which may be properly moved at the proposed meeting. A request must be in hard copy or electronic form and must be authenticated by the person or persons making it.

Our Board will call any annual general meeting by at least twenty one days' notice in accordance with our articles of association. Any other general meeting will be called by at least fourteen days’ notice also in accordance with our articles of association. The notice period calculation under our articles of association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our articles of association to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by him in respect of all shares held by him, the auditors and the directors.

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

Voting

Under English law, the voting rights of shareholders are governed by the Company’s articles of association, and subject to the statutory rights of shareholders, including the right to demand a poll. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote. On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held. Subject to any special rights or restrictions attached to any class of shares and to the provisions of our articles of association, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each 25 pence in nominal amount of share capital held by him. A person entitled to more than one vote on a poll need not use all his votes or cast all his votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling New Preference Shares and Euro New Preference Shares. Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholder Proposals

Under English law, shareholders may requisition a resolution to be voted on at a general meeting if:

■

the requisition is made by a holder or the holders of shares that represent not less than one-twentieth of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates; or

■	the requisition is made by not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than £100.

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

Additional disclosures for SEC

299
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Proxies

A shareholder may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A form of proxy is, unless otherwise stated, valid for any adjournment of the meeting to which it relates. When two or more valid but differing forms of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) is be treated as replacing and revoking the other or others as regards that share. If we are unable to determine which form of proxy was last validly delivered or received, none of them is treated as valid.

Accounts

Our Board decides whether and to what extent the accounts and books or any of them are to be open to the inspection of shareholders who are not directors. No shareholder who is not a director or an officer has any right of inspecting any account or book or document except as conferred by statute or authorised by our Board or by us in general meeting.

A copy of our annual accounts and reports is, not less than twenty-one days before the date of the meeting, sent or supplied to every shareholder and to every holder of debentures or debenture or loan stock and every person entitled to receive notice of general meeting. The required number of printed copies of every such document is at the same time sent to the London Stock Exchange and to any other stock exchange which has granted a quotation for, or a listing of, any of the shares, as required by their regulations.

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

Change of Control

There is no specific provision in our articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of or any of our subsidiaries.

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

■	directors of the company or its subsidiaries;
■

holders of 10% or more of the nominal value of any class of the company’s or any holding company’s or subsidiary’s shares having the right to vote in all circumstances at general meetings of the relevant company; or

■	any associate of persons described in the two preceding bullet points above.

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

Major Shareholding and Disclosure of Interests

Our articles of association do not contain any provisions requiring disclosure of shareholdings over and above that which is required by English law. Further details are available under “Major shareholders”.

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

300
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

Shareholder approval of equity compensation plans

The NYSE rules for U.S companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE rules. As a result, the board does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

Material contracts

There have been no material contracts outside the ordinary course of business during the last two years to which the Company is a party.

Exchange controls and other limitations affecting security holders

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth in “–Taxation” below. There are no limitations under our articles of association restricting voting or shareholding.

Taxation

This section discusses certain material US federal income tax and UK tax consequences to a US Holder that owns Aviva ordinary shares and ADSs.

For purposes of this description, a “US Holder” includes any beneficial owner of the Aviva ordinary shares or ADSs that is, for US federal income tax purposes:

■	a citizen or individual resident of the United States;
■

a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or organised under the laws of any state thereof, or the District of Columbia;

■

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

Additional disclosures for SEC

301
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

■

the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment and

■	the Aviva ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

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

However, as a result of the UK-US estate tax treaty, Aviva ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will not be subject to UK inheritance tax on that individual’s death or on a gift of the Aviva ordinary shares or ADSs unless the ordinary shares or ADSs:

■	are part of the business property of a permanent establishment in the United Kingdom, or
■	pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

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

Subject to applicable holding period and other limitations, the US Dollar amount of dividends received on the Aviva ordinary shares or ADSs in taxable years beginning prior to January 1, 2013 by certain non-corporate US Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the Aviva ordinary shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the Treaty or the ADSs are readily tradeable on an established US securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which

302
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

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

We would be a PFIC for US federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a US Holder held the Aviva ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that US Holder, and the US Holder generally will be subject to special rules with respect to (a) any gain realised on the disposition of the Aviva ordinary shares or ADSs and (b) any “excess distribution” by us to the US Holder in respect of the Aviva ordinary shares or ADSs. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the US Holder’s holding period for the Aviva ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a US Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, US Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterised as PFICs, if we are deemed a PFIC. A US Holder may be able to avoid many of these adverse tax consequences if it elects to mark the Aviva ordinary shares or ADSs to market on an annual basis. However, any such mark to market election would not be available for a lower-tier PFIC. US Holders are urged to consult their tax advisers about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the US Holder’s eligibility to file such an election (including whether the Aviva ordinary shares or ADSs are treated as ‘‘publicly traded’’ for such purpose).

Dividends and paying agents

A US Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of, Aviva ordinary shares or ADSs unless such US Holder qualifies within certain categories of exempt recipients or provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the US Holder’s US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

A non-US Holder generally will not be subject to information reporting or backup withholding with respect to dividends on Aviva ordinary shares or ADSs, unless payment is made through a paying agent (or office) in the United States or through certain US-related financial intermediaries. However, a Non-US Holder generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on Aviva ordinary shares or ADSs, unless such non-US Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

Where you can find more information

As a result of filing a registration statement with respect to our ADSs and ordinary shares, we are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. You may read and copy this information at the following location: Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC on 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room and are available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Additional disclosures for SEC

303
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Our ADSs are listed on the New York Stock Exchange, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and on the New York Stock Exchange’s website at http://www.nyse.com.

We also file reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange’s website at http://www.londonstockexchange.com and those reports and documents not filed electronically may be viewed at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK. All reports and other documents filed with the London Stock Exchange are also published on our website at http://www.aviva.com.

Description of securities other than equity securities

The ordinary shares underlying our “ADSs” were registered under the Securities Exchange Act of 1934, as amended, in October 2009. The ADSs are represented by “ADRs” for trading on the New York Stock Exchange under the symbol “AV”.

Fees and expenses for ADS holders

ADS holders, will be required to pay the following service fees to the depositary bank:

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

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

■

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England and Wales (i.e., upon deposit and withdrawal of ordinary shares).

■	Expenses incurred for converting foreign currency into US dollars.
■	Expenses for cable, telex and fax transmissions and for delivery of securities.
■	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
■	Fees and expenses incurred in connection with compliance with exchange control regulations or other regulatory requirements applicable to the ordinary shares.
■	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients)

delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

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

Note that the fees and charges to ADS holders may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

Depositary payment to Aviva plc

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. From 1 January 2010 to 31 December 2010, we received from the depositary bank $369,442.80 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

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

304
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2010.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	47,184	4.05	n/a	n/a
February	49,709	3.82	n/a	n/a
March	47,475	3.97	n/a	n/a
April	50,194	3.76	n/a	n/a
May	60,709	3.07	n/a	n/a
June	53,205	3.45	n/a	n/a
July	53,710	3.45	n/a	n/a
August	47,314	3.87	n/a	n/a
September	45,366	4.04	n/a	n/a
October	45,953	3.99	n/a	n/a
November	3,546,259	3.93	n/a	n/a
December	45,766	3.96	n/a	n/a
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

The Company’s statement of differences is set out in the Governance section of this report on pages 62-63.

Legal proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “Financial Statements – Note 49 – Contingent liabilities and other risk factors”.

The directors do not believe that any current pending or threatened litigation or dispute, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s financial position for any period.

Employees

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements or appropriate employee consultation arrangements, or both, in most of the countries in which we operate where required. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangement whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. We have not experienced any material work stoppages or strikes in the past three years. We believe that relations with our employees are generally good.

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group Chief Executive and Chief Financial Officer, the effectiveness of the disclosure controls and procedures as at 31 December 2010. Based upon Aviva’s evaluation, the Group Chief Executive and Chief Financial Officer concluded that as of 31 December 2010 Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Additional disclosures for SEC

305
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Management’s annual report on internal control over financial reporting

Management, including Aviva’s Group Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorisation of management and directors of Aviva Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Aviva Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also,

projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2010 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in its report ‘Internal Control – Integrated Framework’. Based on its assessment, management concluded that, as at 31 December 2010, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria.

The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in internal control over financial reporting

There have been no significant changes in the Aviva group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Aviva group’s internal control over financial reporting.

306
Aviva plc Annual Report on Form 20-F 2010	Additional disclosures for SEC continued

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited Aviva plc’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aviva plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Aviva plc’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aviva Plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated 23 March 2011 expressed in an unqualified opinion thereon.

Ernst & Young LLP

London, United Kingdom

23 March 2011

307
Aviva plc
Annual Report on Form 20-F 2010
Other information

# Other information

## In this section

| In this section | Page |
|---|---|
| Glossary | 308 |
| Signatures | 311 |
| Exhibits | 312 |

Other information

308
Aviva plc Annual Report on Form 20-F 2010	Glossary

Product definitions

Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

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

Investment sales

Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

ISAs

Individual savings accounts – Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines

Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment

An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance

A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits

Long-term savings and insurance products sold in the UK other than “With profits” (see definition below) products.

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

Other information

309
Aviva plc Annual Report on Form 20-F 2010	Glossary continued

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

Whole life

Whole life insurance is a protection policy that remains in force for the insured’s whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With-profits

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

General terms

Adjusted operating profit

From continuing operations on an IFRS basis, stated before tax attributable to shareholders’ profits, impairment of goodwill and exceptional items.

Available for sale (AFS)

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)

Association of British Insurers – A major trade association for UK insurance companies, established in July 1985.

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

Combined Code on Corporate Governance

The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

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

FSA

The UK’s Financial Services Authority – Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

310
Aviva plc Annual Report on Form 20-F 2010	Glossary continued

General terms cont.

Funds under management

Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva

Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance

Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

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

Market Consistent Embedded Value

Aviva’s Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 as amended in October 2009.

Net written premiums

Total gross written premiums for the given period, minus premiums paid over or ‘ceded’ to reinsurers.

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

Other information

311
Aviva plc Annual Report on Form 20-F 2010	Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc

(Registrant)

Dated 23 March 2011
/s/ Andrew Moss
Andrew Moss
Chief Executive Officer

312
Aviva plc Annual Report on Form 20-F 2010	Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 28 April 2010

Exhibit 2.1

Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2. 1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 2.2

The total amount of long term debt securities of Aviva plc authorised under any instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.4 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.2	Aviva Executive Long Term Incentive plan rules (incorporated by reference to Exhibit 4.2 of the Aviva plc Annual Report on Form 20-F filed on 30 March 2010)

Exhibit 4.3	Aviva Executive Annual Bonus plan rules (incorporated by reference to Exhibit 4.3 of the Aviva plc Annual Report on Form 20-F filed on 30 March 2010)

Exhibit 4.4	Aviva Executive Share Option plan rules (incorporated by reference to Exhibit 4.4 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.5	Aviva Save-as-you-earn (SAVE) plan rules (2007) (incorporated by reference to Exhibit 4.5 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.6	Aviva Save-as-you-earn (SAVE) plan rules (1997) (incorporated by reference to Exhibit 4.6 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.7	Aviva Executive Share Option plan rules (2005) (incorporated by reference to Exhibit 4.7 of the Aviva plc Annual Report on Form 20-F filed on 30 March 2010)

Exhibit 8.1	Schedule of subsidiaries of Aviva plc

Exhibit 11.1	Code of ethics (incorporated by reference to Exhibit 1.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 12.1	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Company's Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Company's Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002