Form 20-F
period 2011-12-31
AVIVA PLC
filed 2012-03-21
CIK 1140022

As filed with the Securities and Exchange Commission on March 21, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:
Ordinary Shares, 25 pence par value each                     2,905,712,938

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data file required to be submitted and posted pursuant to of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**
Yes ☐	No ☐

**This requirement does not apply to the registrant.

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

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	16, 101, 278
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	44 – 45, 115 – 124
Item 4.		Information on the Company
	A.	History and development of the company	17, 98
	B.	Business overview	17 – 29, 2-15, 32 – 39, 108 – 114, 298 – 301
	C.	Organisational structure	30 – 31
	D.	Property, plants and equipment	39
Item 4A.		Unresolved Staff Comments	n/a
Item 5.		Operating and Financial Review and Prospects
	A.	Operating results	2 – 16
	B.	Liquidity and capital resources	46 – 48, 103 – 107, 256 – 257
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	2 – 16
	E.	Off-balance sheet arrangements	102
	F.	Tabular disclosure of contractual arrangements	40
	G.	Safe harbour	ii
Item 6.		Directors, Senior Management and Employees
A.		Directors and senior management	50 – 52
	B.	Compensation	74 – 96
	C.	Board practices	57 – 70, 74 – 96
	D.	Employees	167, 311
	E.	Share ownership	88 - 89, 91, 201 – 205
Item 7.		Major Shareholders and Related Party Transactions
	A.	Major Shareholders	279
	B.	Related Party Transactions	100, 266 - 267
	C.	Interests of Experts and Counsel	n/a
Item 8.	A.	Consolidated statements and other financial information	16, 101, 125 – 276, 286 – 301
	B.	Significant changes	279
Item 9.		The Offer and Listing	278
Item 10.		Additional Information
	A.	Share capital	201 – 205, 98 – 99
	B.	Articles of association	302 – 307
	C.	Material contracts	none
	D.	Exchange controls	307
	E.	Taxation	307 – 309
	F.	Dividends and paying agents	309
	G.	Statements by experts	n/a
	H.	Documents on display	309 – 310
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		44 – 47, 115 – 124
Item 12.	Description of Securities Other Than Equity Securities		310
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		311, 312
Item 16A.	Audit Committee Financial Expert		108
Item 16B.	Code of Ethics		108
Item 16C.	Principal Accountant Fees and Services		69 – 70, 168 – 169
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		311
Item 16F.	Change in Registrant’s Certifying Accountant		279
Item 16G.	Corporate Governance		57 – 65, 311
Item 16H.	Mine Safety Disclosure		n/a
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		125 – 276
Item 19.	Exhibits		318

Glossary			314 – 316
Signatures			317

Aviva plc
Annual Report on Form 20-F 2011
i

Main contents

In this Form 20-F

	Page
Performance review	1
Governance	49
Shareholder information	97
Financial statements IFRS	125
Additional disclosures for SEC	277
Other information	313

i

Forward looking statements

This Annual Report on Form 20-F may contain certain “forward-looking statements” with respect to certain of our plans, current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives.  Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “target”, “goal”, “projects”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control.  These forward-looking statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and other factors, our actual future financial condition, performance and results may differ materially from those anticipated in our forward-looking statements and the differences could be significant.
All forward-looking statements address matters that involve risks and uncertainties.  We believe that these factors include, but are not limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our Annual Report on Form 20-F for the year ended 31 December 2011, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:
■	the impact of ongoing difficult conditions in the global financial markets and the economy generally;
■	the impact of various local political, regulatory and economic conditions;
■	market developments and government actions regarding the sovereign debt crisis in Europe;
■	the effect of credit spread volatility on the net unrealised value of the investment portfolio;
■	the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments;
■	changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching;
■	the impact of changes in equity or property prices on our investment portfolio;
■	fluctuations in currency exchange rates;
■	the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves;
■	the amount of allowances and impairments taken on our investments;
■	the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital;
■	a cyclical downturn of the insurance industry;
■
changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;

■	the impact of catastrophic events on our business activities and results of operations;
■	the inability of reinsurers to meet obligations or unavailability of reinsurance coverage;
■	increased competition in the UK and in other countries where we have significant operations;
■	the effect of the European Union’s “Solvency II” rules on our regulatory capital requirements;
■	the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
■	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
■	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
■	the effect of legal proceedings and regulatory investigations;
■	the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events;
■	risks associated with arrangements with third parties, including joint ventures;
■	funding risks associated with our participation in defined benefit staff pension schemes;
■	the failure to attract or retain the necessary key personnel;
■	the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers;
■	the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services;
■	changes to our brand and reputation;
■	changes in government regulations or tax laws in jurisdictions where we conduct business;
■	the inability to protect our intellectual property;
■	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
■	the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report.
You should not place undue reliance on forward-looking statements.  Each forward-looking statement speaks only as of the date hereof.  Except as required by the Financial Services Authority, the London Stock Exchange plc or applicable law, we do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise.  In light of these risks, our results could differ materially from the forward-looking statements contained in this Annual Report.  We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

ii

1

Aviva plc
Annual Report on Form 20-F 2011

Performance review

In this section

	Page
Financial and operating performance	02
Selected consolidated financial data	16
Information on the company	17
Organisational structure	30
Analysis of investments	32
Contractual obligations	40
Risk and capital management	41
Accounting basis of preparation	48

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Performance review

Financial and operating performance
We are the sixth-largest insurance group in the world based on gross worldwide premiums for the 2010 year.
Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Factors affecting results of operations
Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See ‘Risk and capital management’ for more information on risks associated with these and other factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

Demographic trends
Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers. For example, in regions and countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre- and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders’ needs.
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

Economic conditions
Our results are affected by the levels of economic activity in our geographic markets and, consequently, by economic cycles in those markets. High levels of general economic activity typically result in high levels of demand for, and sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements.
During 2010, we saw improved economic activity across our regions. Although customers continued to prefer cash deposits, we saw movement towards investment products resulting in increased investment sales, primarily across Europe and Asia.
During 2011, concerns over slowing economic growth, higher levels of sovereign debt within, and to a lesser degree outside, the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues have contributed to increased volatility in the financial markets. The continued market volatility across global financial markets saw customers reassert their preference for less complex products and reduce their exposure to investment markets.

Capital and credit market conditions
An important part of our business involves investing clients, policyholders and shareholders funds across a wide range of financial investments, including equities, fixed income securities and properties. Our results are sensitive to volatility in the market value of these investments, either directly because we bear some or all of the investment risk, or indirectly because we earn management fees for investments managed on behalf of policyholders. Investment market conditions also affect the demand for a substantial portion of our life insurance products. In general, rising equity price levels have a positive effect on the demand for equity-linked products, such as unit trusts and unit-linked life insurance products, and conversely have a negative effect on the demand for products offering fixed or guaranteed minimum rates of return. Declining equity price levels tend to have the opposite effects.
During 2011, the continued market volatility impacted our results of operations. The total adverse life investment variance of £1,616 million (2010: £791 million positive) included a negative variance of £820 million relating to Delta Lloyd for the first four months of the year prior to its deconsolidation.
Over the period from the start of 2011 to the partial disposal of Delta Lloyd on 6 May 2011, the AAA collateralised bond spread narrowed by about 80bps as a result of changes in the underlying bond index. This movement was the main driver of the negative variance of £820 million noted above, largely reversing the positive variance reported in the prior year.
For continuing operations, the adverse life investment variance of £796 million relates largely to the impact of lower risk-free interest rates, wider credit spreads and increased market volatility in the UK and Europe. Any future increases in credit spreads on corporate and government bonds would cause further negative investment variances.
The additional allowances for credit defaults on UK corporate bonds and commercial mortgages remain at overall consistent levels.

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
The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. While bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in regular and final bonus rates, thereby reducing both policyholder returns and shareholders’ profit under IFRS. During 2008 and 2009, the worsening economic conditions impacted UK bonus levels but the annual effect of this for both policyholders and shareholders was offset by the benefit from the one-off special bonus mentioned below. Improving investment returns over 2010 increased bonus rates although the impact of smoothing inherent within bonus calculations meant that this was not universal. In 2011, low investment returns and the difficult economic outlook led to reductions in regular and final bonus rates.
Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis. A special bonus distribution was announced for policyholders of two of our UK with-profits funds, with the final payment made in 2010. This special bonus reflected the financial strength of those funds, and provided an uplift to IFRS profits in 2008, 2009 and 2010. The uplift in 2010 was approximately £58 million, net of tax. No special bonus was paid in 2011.

General insurance and health underwriting cycle
Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2011, general insurance and health sales accounted for 32% of group net written premiums from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition however drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market while others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Although our various general insurance markets are not always at the same stage of the underwriting cycle, price competition has been increasing within the UK and the rest of the world across most of our general insurance business lines in recent years. We are now seeing evidence of increased rating discipline in the UK resulting from volatile investment markets.
We expect the underwriting cycle to continue in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, recent natural disasters and the adoption of more scientific pricing methods, is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters
Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters has been somewhat reduced through the recent strategic refocusing of our general insurance business mainly towards personal lines business and small- to medium-sized commercial risks. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. See ‘Financial statements IFRS – Note 53 – Risk Management’ and ‘Financial statements IFRS – Note 39 – Reinsurance Assets’.
In 2009, the UK, Ireland and France incurred some weather-related losses. In 2010, the UK was impacted by severe freezes in January, November and December. In 2011, France and Ireland were impacted by storm and flood losses and Canada incurred losses from a wildfire in Slave Lake.

Government policy and legislation
Changes in government policy and legislation applicable to our business in many of the markets in which we operate, particularly in the UK, may affect the results of our operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability. As a global business, we are exposed to various local political, regulatory and economic conditions, and business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section ‘Shareholder information – Regulation’.

Exchange rate fluctuations
We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our adjusted operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency movements during 2011 resulted in a loss recognised in the income statement of £35 million, compared to a £34 million gain in 2010.
We generally do not hedge foreign currency revenues, as we prefer to retain revenue locally in each business to support business growth, to meet local and regulatory market requirements and to maintain sufficient assets in local currency to match local currency liabilities.
Movements in exchange rates may affect the value of consolidated shareholders’ equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity. During 2011, sterling strengthened in value against the euro, but marginally weakened against the dollar, resulting in a foreign currency loss in other comprehensive income from continuing operations of £254 million (2010: £55 million gain).
The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in local currencies.

Subsequent events
In January 2012, we announced the sale of our Czech Republic, Hungary and Romania life and pensions businesses to MetLife Inc. The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed during 2012. Further details can be found in the section ‘Financial statements IFRS – Note 3c –Subsidiaries’.
Following a detailed structural review, Aviva has proposed to make its Irish business part of a new UK and Ireland region, aligning many of the activities and services provided for customers. The Irish business would benefit from Aviva UK’s investment in technology, underwriting capability and significant purchasing power, enabling Aviva Ireland to offer more competitive pricing and to introduce new products and services.
Aviva’s distribution arrangement with Allied Irish Bank (AIB) for long-term business will cease in 2012 and the bancassurance partnership with AIB is being unwound. A strategic review is underway to determine the most effective distribution channels going forward. Further details can be found in the section ‘Financial statements IFRS – Note 3d –Subsidiaries’.

Acquisitions and disposals
Over the last three years we have engaged in a series of acquisitions and disposals, some of which have had a material impact on our results. These transactions reflect our strategic objectives of maximising value for our shareholders by building top five positions in key markets, withdrawing from lines of business or markets that do not offer the potential for market-leading positions and taking advantage of particular opportunities as they arise.

Activity in 2011
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd reducing our holding to 42.7% (41.9% as at 31 December 2011) of Delta Lloyd's ordinary share capital, representing 40% (39.3% as at 31 December 2011) of shareholder voting rights. Accordingly, the Group has ceased to consolidate the results of Delta Lloyd in its financial statements.
Cash consideration of £380 million was received for the sale of shares, and £8 million of costs were attributable to the disposal transaction.
The transaction resulted in the loss of control of a major geographical area of operations, previously presented as 'Delta Lloyd' in the segmental reporting note. The results of Delta Lloyd as a subsidiary for 2011 as well as those for the comparative periods have therefore been classified as discontinued operations. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown separately within continuing operations.
On 30 September 2011, the Group sold RAC Limited (RAC) to The Carlyle Group for £977 million, realising a profit of £532 million. Aviva is continuing its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC’s panel and as a partner selling RAC breakdown cover to our customers. The Group has retained the RAC (2003) Pension Scheme which, at 31 December 2011, had an IAS 19 deficit of £51 million.
On 1 October 2011, the Group sold its Australian fund management business, Aviva Investors Australia Ltd, to nabInvest, National Australia Bank’s direct asset management business, for £35 million, which includes contingent consideration with a fair value of £3 million. This resulted in a profit on disposal of £20 million, increased to £23 million after recycling £3 million from currency translation reserve to the income statement.

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
On 31 December 2010, the Group entered into transactions with RBS Group plc (RBSG) and agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective. Separately, a new distribution agreement was signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.

Activity in 2009
On 1 October 2009, we completed the sale of our Australian life and pension business and wealth management platform to National Australia Bank for A$902 million (£443 million). The sale supported Aviva’s strategy of focusing on the key growth markets in Asia where leading positions can be achieved. On 3 November 2009, we completed the Initial Public Offering (IPO) of approximately 42% of Delta Lloyd N.V. raising €1.1 billion (£1 billion). The IPO enabled Aviva to monetise part of its holding in Delta Lloyd, giving Aviva greater financial flexibility, including the option to explore balance sheet restructuring and further growth opportunities.
Continuing with the Group’s strategy to exit non-core operations, we disposed of the British School of Motoring Limited for a consideration of £4 million.

Basis of earnings by line of business
Our earnings originate from three main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients; and general insurance and health, which focuses on personal and commercial lines. These lines of business are present in our various operating segments to a greater or lesser extent. In the UK, we have major long-term insurance and savings businesses and general insurance businesses; in Europe we have long-term insurance and savings businesses in all countries in which we operate, large general insurance businesses in France, Ireland and Italy, and smaller general insurance operations in several other countries; in North America we have a large long-term insurance and savings business in the US and a major general insurance business in Canada; in Asia Pacific we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across all our four regions.

Long-term insurance and savings business
For most of our life insurance businesses, such as those in the UK and France, adjusted operating profit are generated principally from our in-force books of business. Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Nevertheless new business written in these markets, with the exception of our UK with-profits business which is discussed below, has a significant direct effect on our adjusted operating earnings. Under IFRS, certain costs incurred in acquiring new business must be expensed thereby typically giving rise to a loss in the period of acquisition, though the degree of this effect will depend on the pricing structure of product offerings. In markets where we have experienced strong growth in recent years, such as Spain, Italy, the US and Asia, current year sales have a more significant effect on current year adjusted operating earnings.

UK with-profits business
With-profits products are designed to pay policyholders smoother investment returns through a combination of regular bonuses and final bonuses. Shareholders’ profit emerges from this business in direct proportion to policyholder bonuses, as shareholders receive up to one-ninth of the value of each year’s bonus declaration to policyholders. Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders’ profit from this business. The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns. Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund, which in turn is influenced by the extent of the inherited estate within the with-profits fund.

The annual excess of premiums and investment return over operating expenses, benefit provisions and claims payments within our with-profits funds that are not distributed as bonuses and related shareholders’ profit is transferred from the income statement to the unallocated divisible surplus. Conversely, if a shortfall arises one year, for example because of insufficient investment return, a transfer out of the unallocated divisible surplus finances bonus declarations and related shareholders’ profit.
The unallocated divisible surplus consists of future (as yet undetermined) policyholder benefits, associated shareholders’ profit and the orphan estate. The orphan estate serves as working capital for our with-profits funds. It affords the with-profits fund a degree of freedom to invest a substantial portion of the funds’ assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to absorb the cash-flow strain of writing large volumes of new business and the need to demonstrate solvency.

Other participating business
Outside of the UK, most of our long-term operations write participating business. This is predominantly savings or pensions business, where the policyholders receive guaranteed minimum investment returns, and additional earnings are shared between policyholders and shareholders in accordance with local regulatory and policy conditions. This may also be referred to as “with-profits” business.

Other long-term insurance and savings business
Non-profit business falls mainly into two categories: investment type business and risk cover and annuity business. Investment type business, which accounts for most of our non-profit business, includes predominantly unit-linked life and pensions business where the risk of investing policy assets is borne entirely by the policyholder. In addition, investment type business includes life and pensions business where the risk of investing policy assets is typically shared between policyholders and shareholders, subject to a minimum rate of investment return guaranteed to policyholders. Adjusted operating earnings arise from unit-linked business when fees charged to policyholders based on the value of the policy assets exceed costs of acquiring new business and administration costs. In respect of remaining investment type business, investment return generated from policy assets has an effect on adjusted operating earnings though this is often non-proportional. Finally, in respect of all investment type business, shareholders bear the risk of investing shareholder capital in support of these operations.
Risk cover business includes term assurance, or term life insurance business. Annuity business includes immediate annuities purchased for individuals or on a bulk purchase basis for groups of people. The risk of investing policy assets in this business is borne entirely by the shareholders. Adjusted operating earnings arise when premiums, and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims and benefit costs, costs of acquiring new business and administration costs.

General insurance and health business
Adjusted operating earnings within our general insurance and health business arise when premiums and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims costs, costs of acquiring new business and administration costs.

Fund management
Fund management adjusted operating earnings consist of fees earned for managing policyholder funds and external retail and institutional funds on behalf of clients, net of operating expenses. Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, Ireland, the US and Canada. Proprietary insurance funds in other countries are externally managed.

Other business
Other business includes our operations other than insurance and fund management. This primarily consisted of the RAC roadside recovery operation in the UK up to its sale on 30 September 2011.

Financial highlights
The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on ‘non-GAAP measures’ and which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures, such as profit before and after tax.

Non-GAAP measures
Sales
The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales
Sales of the long-term insurance and savings business consist of: Covered business or life, pensions and savings products:
■	Insurance and participating investment business
–	This includes traditional life insurance, annuity business and with-profits business
–	There is an element of insurance risk borne by the Group therefore, under IFRS, these are reported within net written premiums.
■	Non-participating investment business
–	This includes unit-linked business and pensions business
–	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited
–	For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:
■	These include retail sales of mutual fund type products such as unit trusts and OEICs.
–
There is no insurance risk borne by the Group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited. These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show  these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and are the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.
PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management, this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.
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

■
Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts which incepted in prior years, and therefore reflect the actions of management in prior years.

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

General insurance and health sales
General insurance and health sales are defined as IFRS net written premiums, which are premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in ‘Financial statements IFRS – Note 4 – Segmental information’. For sales reporting, we use the GAAP measure for general insurance and health business.
The table below presents our consolidated sales for the three years ended 31 December 2011, 2010 and 2009 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

	2011 £m Continuing operations	2010 £m Continuing operations	2009 £m Continuing operations
Long-term insurance and savings new business sales	31,393	33,567	31,546
General insurance and health sales	9,162	8,522	8,030
Total sales	40,555	42,089	39,576
Less: Effect of capitalisation factor on regular premium long-term business	(7,020)	(6,378)	(6,883)
Share of long-term new business sales from joint ventures and associates	(604)	(1,446)	(1,277)
Annualisation impact of regular premium long-term business	(611)	(431)	(454)
Deposits taken on non-participating investment contracts and equity release contracts	(4,577)	(3,803)	(3,481)
Retail sales of mutual fund type products (investment sales)	(3,473)	(3,387)	(3,208)
Add: IFRS gross written premiums from existing long-term business	5,142	4,410	5,185
Less: long-term insurance and savings business premiums ceded to reinsurers	(1,085)	(983)	(1,685)
Total IFRS net written premiums	28,327	30,071	27,773
Analysed as:
Long-term insurance and savings net written premiums	19,165	21,549	19,743
General insurance and health net written premiums	9,162	8,522	8,030
	28,327	30,071	27,773

■	Effect of capitalisation factor on regular premium long-term business:
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

■	Annualisation impact of regular premium long-term business:
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

Adjusted operating profit
We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, joint ventures and associates, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal of subsidiaries and associates, integration and restructuring costs and exceptional items.
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
The table below presents our consolidated adjusted operating profit for the three years ended 31 December 2011, 2010 and 2009, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

Continuing operations	2011 £m	2010 £m	2009 £m
United Kingdom	1,419	1,411	1,165
Europe	937	898	797
North America	433	376	213
Asia Pacific	70	31	77
Aviva Investors	91	97	115
Other	(795)	(787)	(715)
Share of Delta Lloyd as an associate	157	—	—
Adjusted operating profit	2,312	2,026	1,652
Add back adjusting items:
Investment return variances and economic assumption changes on long-term insurance business	(796)	(219)	273
Short-term fluctuation in return on investments on non-long-term business	(266)	(199)	118
Economic assumption changes on general insurance and health business	(90)	(61)	57
Impairment of goodwill, associates and joint ventures	(392)	(23)	(61)
Amortisation and impairment of intangibles	(171)	(193)	(125)
Profit on the disposal of subsidiaries and associates	565	163	122
Integration and restructuring costs	(268)	(225)	(286)
Exceptional items	(57)	276	45
Share of Delta Lloyd’s non-operating items (before tax) as an associate	10	—	—
Share of Delta Lloyd’s tax expense, as an associate	(34)	—	—
Profit before tax attributable to shareholders’ profits – continuing operations	813	1,545	1,795
(Loss)/profit before tax attributable to shareholders’ profits – discontinued operations	(726)	895	10
Profit before tax attributable to shareholders’ profits	87	2,440	1,805

Consolidated results of operations
The table below presents our consolidated sales from continuing operations for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m Continuing operations	2010 £m Continuing operations	2009 £m Continuing operations
United Kingdom	17,916	16,385	14,261
Europe	14,296	16,840	16,258
North America	6,015	6,686	6,345
Asia Pacific	2,328	2,178	2,712
Total sales	40,555	42,089	39,576

The table below presents our consolidated income statement from continuing operations under IFRS for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m Continuing operations	2010 £m Continuing operations	2009 £m Continuing operations
Income
Gross written premiums	30,000	31,805	30,208
Premiums ceded to reinsurers	(1,673)	(1,734)	(2,435)
Premiums written net of reinsurance	28,327	30,071	27,773
Net change in provision for unearned premiums	(236)	(73)	553
Net earned premiums	28,091	29,998	28,326
Fee and commission income	1,479	1,450	1,563
Net investment income	5,991	18,749	21,910
Share of (loss)/profit of joint ventures and associates	(123)	141	(463)
Profit on the disposal of subsidiaries and associates	565	163	122
	36,003	50,501	51,458
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(26,934)	(24,918)	(23,982)
Change in insurance liabilities, net of reinsurance	(3,730)	(6,608)	(4,234)
Change in investment contract provisions	1,224	(8,693)	(10,946)
Change in unallocated divisible surplus	2,721	362	(1,479)
Fee and commission expense	(4,554)	(5,433)	(3,953)
Other expenses	(3,297)	(2,573)	(4,078)
Finance costs	(798)	(699)	(774)
	(35,368)	(48,562)	(49,446)
Profit before tax	635	1,939	2,012
Tax attributable to policyholders’ returns	178	(394)	(217)
Profit before tax attributable to shareholders’ profits	813	1,545	1,795

Sales (from continuing operations)
Year ended 31 December 2011
Sales in 2011 decreased £1,534 million, or 4%, to £40,555 million (2010: £42,089 million). Sales in the UK increased for both long-term insurance and savings, by £1,158 million, or 10%, to £13,004 million (2010: £11,846 million) and general insurance and health increased by £373 million, or 8%, to £4,912 million (2010: £4,539 million). Sales in Europe for long-term business and savings, decreased by £2,650 million, or 18%, to £12,237 million (2010: £14,887 million) and was primarily driven by management actions to reduce sales of capital intensive participating business in France and Italy. Sales in Europe for general insurance and health increased by £106 million, or 5%, to £2,059 million (2010: £1,953 million) primarily driven by successful pricing actions in personal motor and growth in health sales in Ireland. North America long-term insurance and savings sales decreased by £796 million, or 17%, to £3,932 million (2010: £4,728 million), and general insurance sales increased by £125 million, or 6%, to £2,083 million (2010: £1,958 million). Sales in Asia Pacific increased £150 million, or 7%, to £2,328 million (2010: £2,178 million) due to higher life and pension sales from bancassurance channels.

Year ended 31 December 2010
Sales in 2010 were £42,089 million, an increase of £2,513 million, or 6%, from £39,576 million in 2009. Sales in the UK increased for both long-term insurance and savings (19% increase on 2009) and general insurance and health (6% increase on 2009). Europe sales were slightly higher at £16,840 million (2009: £16,258 million) with lower sales in Poland and Spain and offsetting growth in Italy and Other Europe. North America long-term insurance and savings sales increased by 4%, or £183 million, and general insurance sales increased by 9%, or £158 million. Sales in Asia Pacific decreased by £534 million, or 20%, with the impact of the sale of the Australian life business in 2009 more than offsetting growth in other Asian markets.

Income (from continuing operations)
Year ended 31 December 2011
Net written premiums in 2011 decreased by £1,744 million, or 6%, to £28,327 million (2010: £30,071 million). General and health insurance increased by £640 million, or 8%, to £9,162 million (2010: £8,522 million), with growth primarily in the UK, Europe and North America. Long-term insurance and savings decreased by £2,384 million, or 11%, to £19,165 million (2010: £21,549 million), driven by lower sales in Europe and North America.

Year ended 31 December 2010
Net written premiums in 2010 were £30,071 million, an increase of £2,298 million, or 8%, from £27,773 million in 2009. All regions reported increases on 2009 levels. General and health insurance increased by 6% on 2009, and life insurance and savings increased by 9%, fuelled by strong annuity sales in the UK. Europe reported a £586 million increase in net written premiums over 2009, while North America and Asia showed increases in net written premiums of 4% (£267 million) and 27% (£124 million) respectively.

Net investment income (from continuing operations)
Year ended 31 December 2011
Net investment income for the year decreased by £12,758 million, or 68%, to £5,991 million (2010: £18,749 million). Investment returns were impacted by continued market volatility in 2011 resulting in higher unrealised losses on investments (2010: unrealised gains).

Year ended 31 December 2010
Net investment income for the year was £18,749 million, a decrease of £3,161 million (2009: £21,910 million). Investment returns were generally lower than in 2009, with lower unrealised gains on investments in 2010 and improved fair value adjustments on investment properties.

Other income (from continuing operations)
Year ended 31 December 2011
Other income (which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit on disposal of subsidiaries and associates) increased by £167 million, or 10%, to £1,921 million in 2011 (2010: £1,754 million). The increase was primarily due to the profit on disposal of RAC of £532 million, which was partly offset by a loss from Aviva’s share of joint ventures and associates of £123 million (2010: £141 million profit).

Year ended 31 December 2010
Other income increased by £532 million to £1,754 million in 2010 (2009: £1,222 million). The increase was primarily due to improved financial performance by joint ventures and associates, with the share of profit in the year being £141 million against a loss in 2009 of £463 million.

Expenses (from continuing operations)
Year ended 31 December 2011
Claims and benefits paid net of reinsurance in 2011 increased by £2,016 million, or 8%, to £26,934 million (2010: £24,918 million) reflecting increased claims payments in our life businesses.
Changes in insurance liabilities in 2011 decreased by £2,878 million, or 44%, to a charge of £3,730 million (2010: £6,608 million). This was primarily due to changes in economic and non-economic assumptions.
The change in investment contract provisions of £1,224 million credit (2010: £8,693 million charge) was a result of deteriorating investment market conditions across our regions causing a decrease in contract liabilities.

The change in unallocated divisible surplus (UDS) was £2,721 million credit (2010: £362 million). UDS in Italy and certain funds in Spain and France are negative as at 31 December 2011, impacted by increased government bond yields. The change in UDS includes losses of £17 million in Italy and £49 million in Spain relating to negative UDS considered unrecoverable.
Fee and commission expense, other expenses and finance costs decreased by £56 million to £8,649 million (2010: £8,705 million). See ‘Financial statements IFRS – Note 6 – Details of expenses’.

Year ended 31 December 2010
Claims and benefits paid net of reinsurance in 2010 were £24,918 million, an increase of £936 million over 2009 (2009: £23,982 million) reflecting the overall growth of the portfolio and surrender values. This included a marginal decrease in claims payments to general insurance and health policyholders.
Changes in insurance liabilities in 2010 were a charge of £6,608 million, an increase of £2,374 million on the prior year (2009: £4,234 million charge). This was primarily due to changes in economic and non-economic assumptions.
The change in investment contract provision of £8,693 million charge (2009: £10,946 million charge) was a result of improved investment markets across our regions resulting in increases in our contract liabilities.
The change in UDS of £362 million credit (2009: £1,479 million charge) reflected rising government bond yields in Italy, Spain and Ireland in the fourth quarter of 2010.
Fee and commission expense, other expenses and finance costs of £8,705 million decreased by £100 million from £8,805 million in 2009. Increased fee and commission expenses were offset by lower other expenses, impairment charges and finance costs: See ‘Financial statements IFRS – Note 6 – Details of expenses’.

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)
Year ended 31 December 2011
Profit before tax attributable to shareholders was £813 million (2010: £1,545 million profit). The decrease was primarily due to the drop in net investment income.

Year ended 31 December 2010
Profit before tax attributable to shareholders in 2010 was £1,545 million against a profit of £1,795 million in 2009. The decrease was primarily due to the drop in net investment income, which was partially offset by an increase in premiums and a decrease in expenses.

Adjusting items (from continuing operations)
Year ended 31 December 2011
The investment return variances and economic assumption changes on long-term insurance business produced a £796 million charge (2010: £219 million charge). The short-term fluctuations and economic assumption changes on the non-life business produced a £356 million charge (2010: £260 million charge). This was due to unfavourable market movements in a number of our regions.
The impairment of goodwill, associates and joint ventures was £392 million in 2011 (2010: £23 million). An impairment of £217 million was recognised in respect of the associate, Delta Lloyd. The fair value has been calculated based on the market price of the ordinary shares of Delta Lloyd NV quoted on the NYSE Euronext Amsterdam as at 31 December 2011. Following the announcement of the termination of Aviva Ireland’s bancassurance distribution contract, management reviewed the recoverability of the goodwill associated with this business and an impairment loss of £120 million was recognised, reducing the carrying value of goodwill relating to this business to nil.
The UK long-term business had an impairment of £29 million.
In Italy, an impairment of £11 million was recognised in respect of Aviva Assicurazioni Vita Spa, as a result of a reduction in management’s estimates for the future profitability of the business due to current economic circumstances. There was an impairment charge of £15 million recognised in respect of goodwill within interests in joint ventures relating to Korea.
Amortisation of intangibles decreased by £22 million, or 11%, to £171 million (2010: £193 million).
Profit on disposal of subsidiaries and associates was £565 million (2010: £163 million). The profit comprises principally of a £532 million profit in relation to the sale of RAC, as described in note 3 to the IFRS financial statements.
Integration and restructuring costs for 2011 were £268 million (2010: £225 million). This includes costs associated with preparing the businesses for Solvency II implementation of £96 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to the Quantum Leap project in Europe of £51 million. Expenditure relating to other restructuring exercises across the group amounted to £91 million.
Exceptional items in 2011 were £57 million unfavourable (2010: £276 million favourable) relating to a £22 million provision for compensation scheme costs for the leveraged property fund in Ireland, and a £35 million expense for the discounted cost of strengthening latent claims provisions in the UK written a significant number of years ago. In 2010, exceptional items mainly related to a £286 million benefit from the closure of the final salary section of the UK staff pension scheme.

Year ended 31 December 2010
The long-term insurance and savings business investment variances and economic assumption change was a £219 million charge (2009: £273 million gain) driven by a reversal of Aviva Europe’s position going from a £194 million gain in 2009 to a £154 million charge in 2010 as economic conditions worsened.
The short-term fluctuations and economic assumption changes on the non-life business were a £260 million charge (2009: £175 million credit). This was due to unfavourable market movements in a number of our regions.
Impairment of goodwill was £23 million in 2010 (2009: £61 million). The charge primarily related to an impairment recognised in an Italian associate and £9 million against Taiwan.
Amortisation of intangibles increased by £68 million to £193 million in 2010 (2009: £125 million) due to a £66 million higher amortisation charge recognised in UK Life relating to an accelerated amortisation period for certain assets.
Profit on disposal of subsidiaries and associates was £163 million (2009: £122 million). The profit principally comprises of a £128 million profit in relation to the transaction with RBSG.
Integration and restructuring costs for 2010 was £225 million (2009: £286 million) including expenditures relating to restructuring programmes across the Group of £123 million; costs in relation to the European ‘Quantum Leap’ transformation programme of £40 million; and costs associated with preparing the businesses for Solvency II implementation of £59 million.
Exceptional items in 2010 were £276 million favourable (2009: £45 million favourable). This included a net gain on the closure of the UK pension schemes of £286 million.

Adjusted operating profit (from continuing operations)
Year ended 31 December 2011
Adjusted operating profit (including Delta Lloyd as an associate) increased by £286 million, or 14%, to £2,312 million (2010: £2,026 million) for the reasons set out above.

Adjusted operating profit (excluding Delta Lloyd) increased by £129 million, or 6%, to £2,155 million (2010: £2,026 million) for the reasons set out above.

Year ended 31 December 2010
Adjusted operating profit (excluding Delta Lloyd) increased by £374 million, or 23%, to £2,026 million (2009: £1,652 million) for the reasons set out above.

Regional performance
United Kingdom
Our operations in the UK consist of our long-term insurance and savings business, which provides products such as bonds and savings, pensions, protection, annuities, equity release and investment products, including both with-profits and non-profit business, and our general insurance and health business, which provides a range of general and health insurance products focused on personal and business customers, such as household, motor and liability insurance.
The table below presents adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in the UK for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Adjusted operating profit
Long-term insurance and savings business
UK Life	917	847	672
Aviva Investors	3	3	—
Total long-term insurance and savings business	920	850	672
General insurance and health
UK GI	508	476	424
Aviva Re and agencies in run-off	32	91	96
UK Health	12	12	15
Total general insurance and health	552	579	535
Fund management	11	3	(14)
Non-insurance	(61)	(21)	(28)
Total adjusted operating profit	1,422	1,411	1,165
Profit before tax attributable to shareholders’ profits	1,226	1,241	1,045

Long-term and savings business
The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK long-term business for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Protection	1,025	944	965
Pensions	5,340	4,062	3,752
Annuities	3,832	3,170	1,897
Bonds	801	1,686	2,024
Equity release	317	436	276
Investment sales	1,689	1,548	1,049
Sales	13,004	11,846	9,963
Net written premiums	5,865	5,469	4,389
Adjusted operating profit	920	850	672
Profit before tax attributable to shareholders’ profits	401	784	611

Year ended 31 December 2011
On a PVNBP basis, sales in our UK long-term insurance and savings business increased by £1,158 million, or 10%, to £13,004 million (2010: £11,846 million). Protection sales grew by 9%, including a 7% increase in core protection products. Pension sales increased by 31% supported by a 65% increase in group personal pensions. Annuities increased by 21% supported by a 23% growth in bulk purchase annuities and a 20% increase in the sale of individual annuities. Bonds decreased 53% reflecting our continued stance on writing profitable business, the changing distributor landscape pre- Retail Distribution Review (RDR), and relative attractiveness of bonds following tax treatment changes. Investment sales increased by 9%, reflecting growth in managed funds and good performance from global property. Equity release sales decreased 27% following an exceptional performance in 2010 when the market was less competitive.
Net written premiums in our UK long-term insurance and savings business increased by £396 million, or 7%, to £5,865 million (2010: £5,469 million). The increase is primarily due to higher sales of group personal pensions and individual annuities, offset by lower sales of single premium bonds.
Adjusted operating profit increased by £70 million, or 8%, to £920 million (2010: £850 million). The non-profit result increased by £151 million, or 21%, to £854 million (2010: £703 million) driven by continued strong performance in annuities, increased annual management charges and inclusion of the full results of RBS Life, following its purchase by Aviva at the end of 2010. Included in the result are one-off benefits of £93 million relating to the Part VII transfers of the former RBS JV entities, and £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate. The with-profit result, which includes the shareholders’ share of regular and terminal bonus payments, was £66 million (2010: £147 million) with the variance from 2010 mainly driven by the absence of the final special distribution (2010: £84 million).

Profit before tax decreased by £383 million, or 49%, to £401 million for 2011 (2010: £784 million) reflecting an adverse impact from market movements in 2011.

Year ended 31 December 2010
On a PVNBP basis, sales in our UK long-term insurance and savings business increased by £1,883 million, or 19%, to £11,846 million (2009: £9,963 million). Protection sales stayed broadly level as a 14% increase in core protection products offset a reduction in other areas. Pension sales increased by 8% supported by a strong performance in group personal pensions. Annuities increased by 67% supported by higher sales of bulk purchase annuities and a 34% increase in the sale of individual annuities. Bonds decreased 17% as we continued to manage for value rather than volume. Investment sales increased by 48% due to growth in managed and structured fund sales and as consumers reinvested in property as an asset class. Equity release showed an increase of 58%.
Net written premiums in our UK long-term insurance and savings business were £5,469 million, an increase of £1,080 million, or 25%, from £4,389 million in 2009. The increase was primarily due to higher bulk purchase annuity sales.
Adjusted operating profit in our UK long-term insurance and savings business increased by 26% to £850 million (2009: £672 million) reflecting the full year benefit of the Reattributed Inherited Estate External Support Account (RIEESA), increased annuity profitability and improved market conditions resulting in higher annual management charge (AMC) income. This was partly offset by a reduction in with-profits shareholder transfers driven by reduced bonus rates and a lower, final special distribution.

Profit before tax was £784 million for 2010 (2009: £611 million) which includes a £128 million one-off benefit from the restructuring of our joint venture with the Royal Bank of Scotland.

General insurance and health
The table below presents sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS from our UK general insurance and health business for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Sales/net written premiums	4,912	4,539	4,298
Adjusted operating profit	552	579	535
Profit before tax attributable to shareholders’ profits	825	457	434

Year end 31 December 2011
UK general insurance and health net written premiums (NWP) increased by £373 million, or 8%, to £4,912 million (2010: £4,539 million). Performance is driven by our UK general insurance operation where NWP increased by £325 million, or 8%, to £4,371 million (2010: £4,046 million). In personal motor, NWP (excluding RAC) rose by £272 million, or 32%, to £1,126 million (2010: £854 million) reflecting rating action, strong growth in direct sales and the roll out of direct pricing to brokers.
Adjusted operating profit in 2011 decreased by £27 million, or 5%, to £552 million (2010: £579 million) and includes a reduction of £59 million within our group captive reinsurer to £32 million (2010: £91 million). Our UK general insurance operation has seen an increase of £32 million, or 7%, to £508 million (2010: £476 million). Excluding RAC, adjusted operating profit has grown by £42 million, or 11%, to £433 million (2010: £391 million), with the 2011 result benefiting from favourable weather and a further improvement in underlying profitability. These factors have been offset in part by small strengthening in prior year claims reserves (excluding adverse 2010 freeze development) of £37 million (2010: £87 million release). This primarily reflects adverse experience on 2010 commercial motor business (for some vans, taxis and scheme accounts) and on one historic professional indemnity account. We have already taken rating action and selective exits with respect to these poor performing business lines.
Profit before tax increased by £368 million, or 81%, to £825 million (2010: £457 million). The increase is driven by the profit on disposal of RAC of £532 million.

Year end 31 December 2010
UK general insurance and health net written premiums were £4,539 million, an increase of £241 million, or 6%, on 2009 (2009: £4,298 million). The increase reflects a combination of factors, including excellent retention, substantial growth in our direct channel, rolling out our direct prices to brokers, good levels of commercial new business and the launch of our corporate risks offering.
Adjusted operating profit in 2010 was £579 million, an increase of £44 million, or 8% (2009: £535 million). The increase in adjusted operating profit results from an improvement in current year profitability which more than offsets an adverse impact from weather-related claims of £40 million compared to long-term average (2009: neutral), an £11 million reduction in investment return to £406 million (2009: £417 million) and lower savings on prior year claims development of £87 million (2009: £105 million).
Profit before tax was £457 million, an increase of £23 million from a profit of £434 million in 2009. The increase in adjusted operating profit and lower levels of restructuring costs were broadly offset by adverse movements in economic assumption changes and an increase in pension deficit funding in the year.

Aviva Europe
Aviva Europe has substantial long-term insurance and savings businesses in France, Ireland, Italy, Poland and Spain. We also have a growing presence in Russia and Turkey. We have large general insurance businesses in France, Ireland and Italy as well as smaller operations in Poland and Turkey. Our Europe fund management operations are managed primarily by Aviva Investors.
The table below presents sales and net written premiums from our operations in Europe for the three years ended 31 December 2011, 2010 and 2009, including amounts relating to investment sales from Aviva Investors.

	2011 £m	2010 £m	2009 £m
Sales
Long-term insurance and savings business
France	4,047	4,918	4,891
Ireland	917	938	1,072
Italy	2,993	4,456	3,607
Poland (including Lithuania)	487	751	1,161
Spain	1,926	2,084	2,454
Other Europe	1,867	1,740	1,190
Total long-term insurance and savings business	12,237	14,887	14,375
General insurance and health
France	1,016	968	952
Ireland	471	459	474
Other Europe	572	526	457
Total general insurance and health	2,059	1,953	1,883
Sales	14,296	16,840	16,258
Net written premiums	11,264	13,041	12,455

The table below presents adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Europe for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Adjusted operating profit
Long-term insurance and savings business
France	323	319	272
Ireland	47	122	50
Italy	139	119	128
Poland (including Lithuania)	167	157	152
Spain	216	179	160
Other Europe	6	(3)	(1)
Total long-term insurance and savings business	898	893	761
General insurance and health
France	144	76	97
Ireland	44	51	57
Other Europe	(51)	(18)	(22)
Total general insurance and health	137	109	132
Fund management	—	—	3
Non-insurance	(98)	(104)	(99)
Total adjusted operating profit	937	898	797
(Loss)/profit before tax attributable to shareholders’ profits	(8)	608	931

Year ended 31 December 2011
Long-term insurance and savings sales decreased £2,650 million, or 18%, to £12,237 million (2010: £14,887 million) and was primarily driven by management actions to reduce sales of capital intensive participating business in France and Italy.
In France, our focus on value over volume has resulted in a decrease of £871 million, or 18%, in life and pension sales to £4,047 million (2010: £4,918 million). Sales in AFER decreased £1,007 million, or 38%, to £1,639 million (2010: £2,646 million) offset by strong sales through Credit du Nord which increased by 13% to £1,407 million.

In Italy, management actions to emphasise capital efficient products and move the product mix led to a 42% drop in participating business sales, driving sales down £1,463 million, or 33%, to £2,993 million (2010: £4,456 million).
In Spain, sales decreased by £158 million, or 8%, to £1,926 million (2010: £2,084 million).
Our general insurance and health sales increased £106 million, or 5%, to £2,059 million (2010: £1,953 million). The increase in general insurance of £71 million, or 4%, to £1,728 (2010: £1,657 million) was driven by successful pricing actions in personal motor as we focused on value generation. The increase in health net written premiums of £35 million, or 12%, to  £331 million (2010: £296 million) reflects continued growth in Ireland offset by a small decline in France as customers reduced protection cover in a difficult economic environment.
Aviva Europe net written premiums decreased £1,777 million, or 14%, to £11,264 million (2010: £13,041 million) primarily driven by the deliberate management actions to reduce sales of participating business leading to a 27% decline in this sector of the business.
Total adjusted operating profit increased £39 million, or 4%, to £937 million (2010: £898 million).
Our adjusted operating profit for long-term insurance and savings business in 2011 was £898 million (2010: £893 million), demonstrating the resilient performance from our markets of France, Spain and Italy where we have strength and scale.
Ireland’s adjusted operating profit in 2010 included a release  of reserves following a review of assumptions of £75 million.
General insurance and health adjusted operating profit increased by £28 million, or 26%, to £137 million (2010:  £109 million) with growth in general insurance profit in France offset by a reduction in Italy and an overall reduction in health insurance profits.
We also released surplus reserves margins of around £45 million to align with the Group’s reserving policy but the benefit of this was fully offset by some reserve strengthening in Italy in respect of prior year.
Aviva Europe’s loss before tax attributable to shareholders’ profits was £8 million in 2011. The loss primarily reflects investment losses in France, Ireland, Italy and Spain. This also includes impairment of our goodwill and intangibles in Ireland following AIB’s decision not to review the distribution agreement in respect of long-term business.
In Italy, the UDS balance was £1,449 million negative as at  31 December 2011 (2010: £420 million negative). The method for estimation of the recoverable negative UDS balance was changed in 2011 to a real-world embedded value method. Further details on this including the impact of this change are set out in section ‘Financial statements IFRS – Note 41 –Unallocated divisible surplus’.

Year ended 31 December 2010
Aviva Europe sales in 2010 were £16,840 million, marginally increased on the prior year (2009: £16,258 million) primarily due to increased sales in Italy and Other Europe more than offsetting lower sales levels in Poland and Spain.
Aviva Europe long-term insurance and savings sales were £512 million higher than the prior year at £14,887 million (2009: £14,375 million) despite the challenging economic environment.
Sales through our bancassurance channel increased 9% to £8,040 million (2009: £7,353 million) primarily as a result of strong sales in Italy.
Retail sales decreased 11% to £5,497 million (2009: £6,170 million). Nearly 60% of the decline in sales was from Poland as a result of significant pension legislation changes.
General insurance and health sales increased 4% to £1,953 million (2009: £1,883 million). We saw growth in all our general insurance and health markets except in Ireland. In Ireland, health insurance sales grew 19%, but general insurance sales declined as the market continued to be challenging.
Net written premiums in long-term insurance and savings business were £13,041 million, an increase of £586 million, or 5% (2009: £12,455 million), driven by sales of our profit sharing single premium products in Italy.
Total adjusted operating profit increased to £898 million (2009: £797 million). Adjusted operating profit for long-term insurance and savings business in 2010 increased by £132 million to £893 million (2009: £761 million) reflecting increased profits from existing business in France, Italy and Spain offset by increased new business strain in Italy. The 2010 result includes £75 million from release of reserves for protection business following the adoption of realistic reserving in 2010.
Aviva Europe’s adjusted operating profit of our general insurance and health businesses was £109 million in 2010,  a decrease of £23 million, or 17%, over £132 million in 2009, primarily due to lower longer-term investment returns as a  result of lower interest rate yields.
Europe’s profit before tax attributable to shareholders’ profit was £608 million in 2010, a decrease of £323 million from 2009.

North America
Aviva North America includes the long-term insurance and savings business in the US, which provides life insurance and annuity products, and the general insurance business in Canada.
The table below presents sales, net written premiums, adjusted operating profit and IFRS profit/(loss) before tax attributable to shareholders for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Protection	1,093	999	871
Annuities	2,839	3,729	3,674
General insurance	2,083	1,958	1,800
Sales	6,015	6,686	6,345
Net written premiums	5,703	6,443	6,176

Adjusted operating profit
Long-term insurance business	197	174	85
General insurance	254	222	144
Non-insurance	(18)	(20)	(16)
	433	376	213
Profit before tax attributable to shareholders’ profits	507	309	244

Year ended 31 December 2011
Sales in Aviva North America decreased by £671 million, or 10%, to £6,015 million (2010: £6,686 million).
Annuity sales in 2011 declined by £890 million, or 24%, to £2,839 million (2010: £3,729 million), primarily driven by our focus on value over volume, with strong annuity price competition and increased consumer demand for variable annuity products in the first half of 2011.
Our protection sales increased by £94 million, or 9%, to £1,093 million (2010: £999 million) reflecting our focus on growth in life business. Life sales account for 28% of our long-term savings sales (2010: 21%).
General insurance sales in Canada increased by £125 million, or 6%, to £2,083 million (2010: £1,958 million), reflecting growth in both Personal and Commercial Lines.
Aviva North America’s net written premiums decreased by £740 million, or 11%, to £5,703 million (2010: £6,443 million). The decrease was due to lower annuity sales in the US partially offset by premium growth in general insurance.
Adjusted operating profit increased by £57 million, or 15%, to £433 million (2010: £376 million). Long-term insurance and savings adjusted operating profit increased by £23 million, or 13%, to £197 million (2010: £174 million) as our in-force book grew and we maintained strong spread management and disciplined pricing in a competitive environment. General insurance adjusted operating profit improved by £32 million, or 14%, to £254 million (2010: £222 million) driven by growth in underwriting profit.
Aviva North America’s profit before tax attributable to shareholders’ profits increased by £198 million, or 64%, to £507 million (2010: £309 million). The increase was mainly  as a result of improved operating results, favourable short-term investment variances in both our life and general insurance businesses, and lower amortisation of intangibles.

Year ended 31 December 2010
Sales in Aviva North America were £6,686 million, an increase  of £341 million, or 5% (2009: £6,345 million).
Annuity sales in 2010 grew to £3,729 million, slightly  above the previous year’s levels (2009: £3,674 million) reflecting focus on our key distribution partners while balancing productivity, profitability and capital efficiency.
Compared to the prior year, our protection sales increased by 15% to £999 million (2009: £871 million) and accounted for 21% (2009: 19%) of our total new business sales in the US reflecting our continued focus on business diversification. The US business experienced its second consecutive year of double digit internally generated growth in 2010.
General insurance sales in Canada increased by  £158 million, or 9%, to £1,958 million (2009: £1,800 million), benefiting from the impact of foreign exchange, which more than offset a 3% decline on a local currency basis reflecting our actions to eliminate poorly performing personal lines business.
Aviva North America’s net written premiums increased by  £267 million, or 4%, to £6,443 million (2009: £6,176 million). The increase was a result of higher protection product sales in  the US and foreign exchange driven increases in Canada as  noted above.
Adjusted operating profit was £376 million, an increase  of £163 million, or 77% (2009: £213 million). Long-term insurance and savings adjusted operating profit increased  105% to £174 million (2009: £85 million) driven by spread management, expense discipline and an improved economic environment. General insurance adjusted operating profit improved 54% in 2010 to £222 million (2009: £144 million)  due to improved risk selection, product pricing and cost savings combined with benign weather in the early part of 2010.
Aviva North America’s profit before tax attributable to shareholders’ profits was £309 million, a 27% increase  (2009: £244 million). The increase was mainly as a result  of improved operating results that more than offset short-term investment variances in both our life and general insurance businesses.

Asia Pacific
Aviva Asia Pacific currently operates in ten countries across the region through both joint ventures and wholly-owned operations. We have businesses in markets at various stages of development, with established businesses in Singapore and Hong Kong, high potential businesses in India and China and developing businesses in South Korea, Malaysia, Sri Lanka, Indonesia and Vietnam. Our joint venture in Taiwan is classified as held for sale – for more information see ‘Financial statements IFRS – Note 3 –Subsidiaries’
The table below presents the sales, net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders’ profits under IFRS of Aviva Asia Pacific for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Asia Pacific	2,328	2,178	1,717
Australia long-term insurance and savings business	—	—	995
Sales	2,328	2,178	2,712
Asia Pacific	583	579	377
Australia long-term insurance and savings business	—	—	78
Net written premiums	583	579	455
Adjusted operating profit
Asia Pacific long-term insurance and savings business	108	71	52
Australia long-term insurance and savings business	—	—	40
General insurance and health	(8)	(6)	6
Fund management and non-insurance	(30)	(34)	(21)
Adjusted operating profit	70	31	77
Profit before tax attributable to shareholders’ profits – Asia Pacific	34	39	101
Profit before tax attributable to shareholders’ profits – Australia	—	—	45
Profit before tax attributable to shareholders’ profits	34	39	146

Year ended 31 December 2011
Total Asia sales increased by £150 million, or 7%, to £2,328 million (2010: £2,178 million) despite uncertain economic conditions and regulatory climates in China and India. The strong performance reflects the success of our existing bancassurance partnerships. Life and pension sales increased by 10% mainly from the bancassurance channel, whilst investment sales fell due to investor caution in the region.
Net written premiums increased by £4 million, or 1%, to £583 million (2010: £579 million) reflecting the growth in the health and online (direct) general insurance platform in Singapore, and momentum gained after entry into the Indonesia health market in 2010.
Adjusted operating profit increased by £39 million, or 126%, to £70 million (2010: £31 million). This includes a reserving change benefit in Hong Kong of £25 million in 2011. The 2010 result included £27 million profit from changes to China’s GAAP accounting basis.
Profit before tax decreased by £5 million, or 13%, to £34 million (2010: £39 million) due mainly to goodwill impairment of £15 million in Korea.

Year ended 31 December 2010
Total Asia sales excluding Australia increased by £461 million,  or 27%, to £2,178 million (2009: £1,717 million1) underpinned by improving economic conditions and reflecting our business expansion in Asia and the success of our bancassurance partnerships. Life and pensions sales (in PVNBP terms) increased by 48%, with more than half of our sales coming from bancassurance channels. Investment sales through Navigator  (our wrap administration platform) declined although total  funds under administration grew by 23% over the year.
Net written premiums increased by £202 million to £579 million (2009: £377 million1). This strong growth reflected the new online (direct) general insurance platform in Singapore, our entry into the Indonesia health market as well as growth in existing markets. This more than offset the drop in net written premiums due to the disposal of the Australian business.
Excluding one-off impacts on adjusted operating profit  (2010: £27 million from a change in China GAAP basis; 2009: £68 million release of reserves in Singapore) and excluding the contribution from Australia, the underlying adjusted operating profit increased by £40 million reflecting scale and focused cost management.
Profit before tax of £39 million was lower than the prior year (2009: £146 million) due to the profit arising in 2009 on the sale of the Australian business and the contribution from substantial investment market movements in 2009.

Aviva Investors
Aviva Investors, our fund management business, operates across all four regions providing fund management services to Aviva’s long-term insurance and savings and general insurance operations as well as to a growing number of third-party investors.
The table below presents the adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and funds under management of Aviva Investors for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Fund management	88	97	115
Long-term insurance and savings business – Pooled Pensions	3	3	—
Total Adjusted operating profit	91	100	115
Profit before tax attributable to shareholders’ profits	71	61	91
Assets under management	262,506	259,787	249,630

Year ended 31 December 2011
Aviva Investors’ adjusted operating profit for fund management decreased by £9 million, or 9%, to £88 million (2010: £97 million). The fall in adjusted operating profit reflects the impact of ongoing investment in our global infrastructure and clients re-evaluating their risk appetite in the face of continuing economic downturn which, in some instances, has lead them to re-allocate towards lower fee-bearing asset classes, with a consequential impact on revenue.
Profit before tax attributable to shareholders increased by  £10 million, or 16%, to £71 million (2010: £61 million), which benefited from the £23 million profit recognised on the sale of our Australian asset management subsidiary, offset by an impairment charge made against the value of an intangible asset.
Aviva Investors’ funds under management, increased by £3 billion, or 1%, to £263 billion (2010: £260 billion). The increase is a result of positive net funded sales, and capital appreciation, partially offset by the impact of the sale of our business in Australia.

Year ended 31 December 2010
Aviva Investors’ adjusted operating profit in 2010 was £100 million, a decrease of £15 million from 2009. The reduction  in adjusted operating profit was as a result of higher than expected redemptions and ongoing investment in the business which was starting to bear fruit as we saw an increase in higher-margin external assets. During 2010, we re-oriented our business towards more durable, higher-margin funds, which resulted in an increased average fee rate on gross external sales, excluding liquidity funds.
Profit before tax attributable to shareholders was £61 million, a decrease of £30 million, or 33%, on 2009 (2009: £91 million). Amortisation expenses were higher than 2009, the acquisition of River Road Asset Management resulting in an intangible asset, and restructuring costs were higher than 2009 reflecting the phasing of our business transformation programme.
Aviva Investors’ funds under management were £260 billion, an increase of £10 billion, or 4%, on 2009. The increase was a result of capital appreciation and the inclusion of River Road within the 2010 figures, partially offset by the impact of sterling’s appreciation against the euro.

Delta Lloyd (discontinued operations)
Delta Lloyd operations include long-term insurance and savings, general insurance and fund management.
The table below presents sales and net written premiums from Delta Lloyd for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Sales
Long-term insurance and savings business	1,255	3,793	4,329
General insurance and health	557	1,177	1,163
Total sales	1,812	4,970	5,492
Net written premiums	2,043	4,340	4,341

The table below presents adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from Delta Lloyd for the three years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Adjusted operating profit
Long-term insurance and savings business	185	330	277
General insurance and health	1	146	143
Fund management	11	103	28
Non-insurance	(2)	(43)	(49)
Group debt costs and other interest	(4)	(12)	(29)
Total adjusted operating profit – discontinued operations	191	524	370
(Loss)/profit before tax attributable to shareholders’ profits	(726)	895	10

Year ended 31 December 2011
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd, reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011, the Group has ceased to consolidate the results and net assets of Delta Lloyd.
Delta Lloyd’s adjusted operating profit for the period to 6 May 2011, when it was deconsolidated, was £191 million.
The Group’s share of the adjusted operating profits of its retained interest in Delta Lloyd as an associate for the remainder of 2011was £157 million.

 1 Excludes the contribution from the Australian life business sold on 1 October 2009

From the start of 2011 to the partial disposal on 6 May 2011, the AAA collateralised bond spread narrowed by about 80 bps as a result of changes in the underlying bond index. This movement was the main driver of the adverse life investment variance of £820 million and the loss before tax of £726 million seen in the first four months of 2011.

Year ended 31 December 2010
Delta Lloyd reported long-term and savings sales of £3,793 million, a decrease of £536 million, or 12%, on 2009 (2009: £4,329 million). Life and pension sales decreased by 13% to £3,178 million with investment sales reported at £615 million, a decrease of 7% on 2009. Excluding Germany, life and pension sales were 3% lower on a local currency basis.
General insurance and health sales at £1,177 million were in line with prior year (2009: £1,163 million) and 5% higher on a local currency basis. This includes amounts from accelerating the reporting of brokered business onto an actual basis; excluding these amounts net written premiums were stable year on year.
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

Corporate centre and group debt costs and other interest  (from continuing operations)
The table below presents corporate centre and group debt costs and other interest for the three years ended 31 December 2011, 2010, 2009.

	2011 £m	2010 £m	2009 £m
Corporate centre	(138)	(143)	(108)
Group debt costs and other interest	(657)	(644)	(608)

Year ended 31 December 2011
Corporate centre costs decreased by £5 million, or 3%, to £138 million (2010: £143 million). The decrease principally reflects a reduction in project spend of £18 million in the year, and is offset by central spend which increased by £11 million arising from continued commitment to meeting increased regulatory and reporting requirements.
Group debt and other interest costs increased by £13 million, or 2%, to £657 million (2010: £644 million). This increase principally relates to higher interest costs on internal lending arrangements of £287 million (2010: £246 million) driven by changes in internal loan balances throughout the year.
Group debt costs and other interest includes net pension charge of £46 million (2010: £87 million). This represents the difference between the expected return on pension scheme assets and the interest charge on pension scheme liabilities.

Year ended 31 December 2010
Corporate centre costs were £143 million, an increase of £35 million, or 32%, on £108 million in 2009. The increase principally reflected a higher project spend of £26 million in the year, and higher central costs of £7 million arising from enhanced capacity to meet greater financial and regulatory reporting requirements.
Group debt and other interest costs were £644 million, an increase of £36 million or 6% on 2009. The increase principally relates to higher lending arrangement costs in 2010 of £246 million; (2009: £227 million) driven by changes in internal loan balances throughout the year.
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
The selected consolidated financial data for the five years ended 31 December 2011 has been derived from, and should  be read in conjunction with, our audited consolidated financial statements and the related notes in these financial statements.
The Group's shareholding in Delta Lloyd was reduced to 42.7% following the sale of shares on 6 May 2011. The results of Delta Lloyd up to the transaction date, as well as those of the preceding years, have therefore been classified as discontinued operations.

Income statement data

Amounts in accordance with IFRS	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Continuing operations
Income
Gross written premiums	30,000	31,805	30,208	30,227	26,428
Premiums ceded to reinsurers	(1,673)	(1,734)	(2,435)	(1,745)	(1,528)
Premiums written net of reinsurance	28,327	30,071	27,773	28,482	24,900
Net change in provision for unearned premiums	(236)	(73)	553	295	(28)
Net earned premiums	28,091	29,998	28,326	28,777	24,872
Fee and commission income	1,479	1,450	1,563	1,679	1,558
Net investment income/(expense)	5,991	18,749	21,910	(17,695)	8,358
Share of (loss)/profit after tax of joint ventures and associates	(123)	141	(463)	(1,101)	(302)
Profit/(loss) on the disposal of subsidiaries and associates	565	163	122	(8)	49
	36,003	50,501	51,458	11,652	34,535
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(26,934)	(24,918)	(23,982)	(25,222)	(23,321)
Change in insurance liabilities, net of reinsurance	(3,730)	(6,608)	(4,234)	4,729	(3,218)
Change in investment contract provisions	1,224	(8,693)	(10,946)	10,507	(2,036)
Change in unallocated divisible surplus	2,721	362	(1,479)	4,452	2,876
Fee and commission expense	(4,554)	(5,433)	(3,953)	(3,941)	(3,759)
Other expenses	(3,297)	(2,573)	(4,078)	(3,481)	(2,996)
Finance costs	(798)	(699)	(774)	(864)	(709)
	(35,368)	(48,562)	(49,446)	(13,820)	(33,163)
Profit/(loss) before tax	635	1,939	2,012	(2,168)	1,372
Tax attributable to policyholders’ returns	178	(394)	(217)	1,068	(15)
Profit/(loss) before tax attributable to shareholders’ profits	813	1,545	1,795	(1,100)	1,357
Tax attributable to shareholders’ profits	(229)	(323)	(508)	393	(330)
Profit/(loss) after tax from continuing operations	584	1,222	1,287	(707)	1,027
Profit/(loss) after tax from discontinued operations	(524)	670	28	(178)	471
Total profit/(loss) for the year	60	1,892	1,315	(885)	1,498

	Per share	Per share	Per share	Per share	Per share
Profit/(loss) per share attributable to equity shareholders:
Basic (pence per share)	5.8p	50.4p	37.8p	(36.8)p	48.9p
Diluted (pence per share)	5.7p	49.6p	37.5p	(36.8)p	48.5p
Continuing operations – Basic (pence per share)	17.0p	37.6p	37.9p	(29.8)p	31.9p
Continuing operations – Diluted (pence per share)	16.7p	37.0p	37.6p	(29.8)p	31.7p

	Per share	Per share	Per share	Per share	Per share
Dividends paid per share	26.0p	25.5p	24.0p	33.0p	33.0p

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,906	2,820	2,767	2,658	2,622
Weighted average number of shares in issue for the year	2,845	2,784	2,705	2,643	2,588

Statement of financial position data

Amounts in accordance with IFRS	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Total assets	312,376	370,107	354,391	354,562	321,326

Gross insurance liabilities	150,101	177,700	171,092	174,850	152,839
Gross liabilities for investment contracts	110,644	117,787	110,015	107,559	98,244
Unallocated divisible surplus	650	3,428	3,866	2,325	6,785
Core structural borrowings	5,255	6,066	5,489	5,525	4,311
Other liabilities	30,363	47,401	48,843	49,730	43,120
Total liabilities	297,013	352,382	339,305	339,989	305,299
Total equity	15,363	17,725	15,086	14,573	16,027

History and development of Aviva
General
Aviva provides around 43 million customers with long-term insurance and savings, general and health insurance, and fund management products and services. Over the last few years we have simplified and streamlined Aviva, changing it from a federation of insurance businesses into a unified operation united under a single brand.
We are committed to serving our customers well in order  to build a strong, sustainable business which makes a positive contribution to society and which our people are proud to  work for.
We are a public limited company incorporated under the laws of England and Wales.
Our main activities are the provision of long-term insurance and savings, fund management and general insurance products and services.

Our history
The Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002.
CGU plc and Norwich Union plc were both major UK-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories. Hand in Hand, which was incorporated in 1696, was acquired by Commercial Union in 1905, which itself was incorporated in 1861. General Accident plc was incorporated in 1865. Norwich Union plc was founded as a mutual society in 1797 and operated as such until 1997 when it demutualised and became an English public limited company. CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc.
Between 2000 and 2002, we actively withdrew from lines of business and markets that did not offer the potential for market-leading positions or superior returns, or did not otherwise meet our strategic objectives. We did this principally through the disposal of property and casualty businesses in the UK London Market, the US, Australia, New Zealand and certain European countries. In 2005 we acquired RAC, which was subsequently sold to buyout firm Carlyle Group in 2011 for £1 billion. In 2006, we acquired US financial services company AmerUs.
During 2009, we disposed of our long-term savings and wealth management business in Australia and through an IPO we sold approximately 42% of our Dutch business, Delta Lloyd.
In January 2010, we integrated our life, general insurance and health businesses in the UK. We also announced the acquisition of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors business.
In 2011, we sold a further 15% of Delta Lloyd bringing our holding down to approximately 43%. We also sold the Aviva Investors business in Australia and we exited UAE as part of our geographic focus.
In January 2012, we announced the sale of Czech Republic, Hungary and Romania life and pensions businesses to MetLife Inc. The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed during 2012.
Aviva’s distribution arrangement with Allied Irish Bank (AIB) for long-term business will cease in 2012 and the bancassurance partnership with AIB is being unwound. A strategic review is underway to determine the most effective distribution channels going forward.
Further details of recent acquisitions and disposals can be found in the section ‘Financial statements IFRS – Note 3 –Subsidiaries’.

Business overview
Our aims and strategy
We have simplified and streamlined the Group, moving from a federation of independent businesses to a successful global business under a single brand, Aviva. However, there is no doubt the world has changed significantly in the last few years.
This is particularly true for Aviva’s customers, who are responding to the uncertain economic climate and lower disposable incomes by paying off debt and saving more, to ensure a more secure financial future for themselves and their families. For insurance companies such as Aviva, current capital constraints demand investment discipline, greater strategic focus and strong balance sheets.
In 2010, we assessed our strategic direction against the backdrop of these changes and came away with three principal conclusions:
■	Increasing geographic focus
We will focus on markets where we have strength and scale. In determining our focus, we will judge markets on their potential to generate both US$100 million of adjusted operating profits and a 12% return on capital employed, or US$1 billion of franchise value for younger businesses. This focus will allow us to capitalise on our leading market positions in the UK and Europe, the world’s largest life and pensions market.2
■	Benifiting from the combination of life and general insurance
Our life and general insurance operations are excellent businesses in their own right, but in addition to their inherent strengths there are significant advantages to running these businesses under one brand and in one group, supported by Aviva Investors.
■	Building onour core strengths
To be the best in both life and general insurance, we will focus on our four core strengths of marketing and distribution, financial discipline, technical excellence and operational effectiveness, benefiting from a powerful brand and growing customer franchise.

Our business
Overview
We provide around 43 million customers with long-term insurance and savings, general and health insurance, and fund management products and services.
Our business is managed through a regional management structure based on four geographic regions: UK, Europe, North America and Asia Pacific. The four regions, together with Aviva Investors, function as six operating segments. Due to the size of the UK region it is split into the UK Life and UK General Insurance segments, which undertake long-term insurance and savings business and general insurance, respectively. Aviva Investors, our fund management business, operates across all four regions providing fund management services to third-party investors and to our long-term insurance businesses and general insurance operations.
On 6 May 2011, the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd. The results of Delta Lloyd up to that date are therefore presented as discontinued operations.
For information on the main categories of products sold in each of these geographic segments over the last three years, see ‘Financial and operating performance – Regional performance’.

1	Based on Swiss Re, Sigma, No2/2011

Life insurance and savings business
Long-term insurance and savings business from continuing operations accounted for over 77% of our total business based on worldwide total sales from continuing operations for the year ended 31 December 2011. We reported total long-term insurance and savings new business sales from continuing operations of £27.9 billion and investment sales of £3.5 billion for the year ended 31 December 2011. Our focus remains on growing our business profitably and improving our operational efficiency so that we can fully benefit as our major markets return to economic growth.

Market position
In the UK we have a market share of 12% based on annual premium equivalent (APE)3 according to the Association of British Insurers (ABI) quarter three 2011 data. Long-term insurance and savings products in the UK represented 32% of our worldwide sales for the year ended 31 December 2011.
In Aviva Europe long-term insurance products represented 30% of total Group worldwide sales for the year ended 31 December 2011.
In North America our life and annuity business is a leading provider of both fixed indexed life and fixed indexed annuity products.4
In the Asia Pacific region we operate in ten countries.

Brands and products
We have operated under the brand name Aviva globally since June 2010.
Our long-term insurance and savings businesses offer a broad range of life insurance and savings products. Our products are split into the following categories:
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

■	Investment sales comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and Open Ended Investment Companies (OEICs).
■	Other, which includes equity release and structured settlements.

Some of our insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

General insurance and health insurance
General insurance and health insurance together accounted for 23% of our total worldwide sales for the year ended 31 December 2011. In the year ended 31 December 2011, we reported general and health insurance net written premiums of £9.2 billion.

Market position
We are a leading general insurer in the UK and we are the second-largest general insurer in Canada (based on gross written premiums for the year ended 31 December 2010). The Group has general insurance operations in France, Italy, Poland, Ireland and Turkey, and in Asia Pacific we sell general insurance and health products in Malaysia, Singapore, Indonesia and Sri Lanka.
In the year ended 31 December 2011, 54% of our total general insurance and health new business from continuing operations was written in the UK.

Brands and products
The sale of RAC in September 2011 means that our general insurance business now operates under a single brand across the world.
Our general insurance business concentrates on:
■	Personal lines – motor, household, travel and creditor;
■	Commercial lines – fleet, liability and commercial property insurance;
■	Health insurance – private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products; and
■	Corporate and speciality risks – products for large clients or where the risk is specialist.

Distribution
Customers can buy our products through a range of distribution channels, including:
■
Direct – In many of our markets, customers can buy our products over the telephone or via the internet. This method of distribution is most commonly available for simple, low-cost products which do not require advice.

■	Direct sales force – In some of our European and Asia Pacific markets we operate direct sales forces that only sell Aviva’s products and the sales forces receive commission on the products they sell.
■
Intermediaries – We offer a range of long-term insurance, savings, retirement, general insurance and health insurance products which can be bought through an intermediary, such as an independent financial adviser or an insurance broker. Intermediaries receive a commission on sales of Aviva’s products.

■
Corporate partnerships, bancassurance and joint ventures – Aviva is a corporate partner for many organisations, including banks and other financial institutions, who wish to offer their customers insurance products. We have various distribution agreements with bancassurance partners and joint ventures across the markets in which we operate. Depending on our line of business in that market, the agreements offer long-term insurance products, general insurance and health products, asset management services or a combination thereof. In return for offering our products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed target levels of sales are met. Certain agreements have a profit sharing element based on predetermined percentage. In some cases, if the agreed targets are not met, certain terms of the contract can be renegotiated. Under the joint venture agreements, the costs of running the venture are often split between the partners.

2	APE is a recognised sales measure in the UK and is the total of new annual premiums plus 10% of single premiums.
3	AnnuitySpecs.com Indexed Sales & Market Report 3rd Quarter, 2011.

Further details of the distribution channels specific to each market are included in the following regional analysis.

Fund management
Aviva Investors, our fund management business, provides fund management services to Aviva’s long-term insurance and savings, and general insurance operations as well as to a growing number of third-party investors. The main fund management operations are in the UK, North America, Europe, Asia Pacific and the Middle East. All sales of retail fund management products are included in our long-term insurance and savings business sales.

Market position
Aviva Investors is ranked 42nd globally by assets under management, according to the Towers Watson World 500 largest asset managers study 2010 ranking of asset managers by assets under management. Aviva Investors operates under a single brand across our regions of the UK, Europe, North America and Asia Pacific. Total worldwide funds managed by Aviva Investors at 31 December 2011 was £263 billion, the substantial majority of which currently relates to Aviva’s insurance and savings operations.

Brands and products
Our business invests in most significant asset classes on behalf of institutional, pension fund and retail clients.

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

Aviva United Kingdom
Business overview and strategy
Our aim is to provide prosperity and peace of mind to our 14 million customers, who trust us with their long-term savings, general insurance and healthcare needs. We have a broad distribution network and our products can be bought direct, through intermediaries, or via our partnerships with leading UK banks and other institutions.
We employ more than 17,500 people and operate from a number of locations throughout the UK, including York, Norwich, Perth, Glasgow, Eastleigh, London and Sheffield.
Our combination of life, general insurance and health is exceptional, we believe, exceptional in its scale and breadth in the UK market. We aim to excel in each of these markets and create significant additional value for stakeholders by operating our businesses together.
We have a strong brand, and awareness levels reached their highest levels yet in 2011.5

United Kingdom Aviva Life
Business overview and strategy
We are a leading long-term insurance and savings provider in the UK with an overall market share of 12%, based on third quarter 2011 ABI returns.
Our strategy is to hold dominant positions in workplace savings, individual annuities and protection while delivering strong margins and an Internal Rate of Return (IRR) in excess of the Group’s minimum of 12% overall and at a product level.
We are focused on increasing our market share in Group Personal Pensions ahead of auto-enrolment. During 2011, we grew sales at more than twice the market rate, largely in the small and medium-sized enterprise (SME) marketplace where we expect to see the most growth following auto-enrolment.
We lead the `at retirement’ market covering individual annuities and equity release with market shares of 25% and 36%, respectively.6
We have made significant headway in our aim to be the clear market leader in protection by extending our distribution through partnerships with Santander and Barclays during 2011.
In our opinion, our underwriting, and risk management expertise, together with our strong brand, service and broad distribution, give us a competitive advantage.

Market and competition
The industry is entering a period of unprecedented change with significant regulatory changes, such as the Retail Distribution Review (RDR) and auto-enrolment, which will transform the way that long-term savings products are bought and sold.
We are well positioned ahead of the implementation of RDR and have an extensive programme underway to ensure both regulatory compliance and ongoing success in our chosen markets. We also hold strong positions in the protection and annuities marketplaces which will be largely unaffected by the RDR.
The UK long-term savings market is highly competitive and we consider our main competitors to be Standard Life, Prudential, Legal & General, and Lloyds Banking Group. The principal competitive factors for our life insurance business in the UK are:
■	financial strength and ratings;
■	brand strength and our customer advocacy;
■	risk management;
■	focus on customers’ needs and quality of service;
■	product range and the quality of products on offer;
■	breadth of distribution;
■	pricing; and
■	investment management performance.

The underlying fundamentals for our business remain compelling. Research by Aviva and Deloitte7 shows there is potentially a total annual pensions gap of around £317 billion in the UK. This gap represents the difference between what individuals in the UK save today and what they need to save to maintain a comfortable standard of living in retirement. In addition, there is an estimated total protection gap of £2.4 trillion in the UK according to analysis by Swiss Re.8 It shows the overall gap between the protection cover individuals in the UK have and what they need to meet their requirements.

Products
We provide a comprehensive product range focused on both the consumer and corporate market with a 70%:30% split.
The pensions and `at retirement’ products we offer include stakeholder and personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities.
We provide a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole life insurance, and guaranteed lifelong protection plans.

4	ICM Research, January 2012
5	25% market share in the individual annuities market based on ABI returns and 36% market share in equity release based on Safe Home Income Plans (SHIP) returns
6	Europe’s Pension Gap, Aviva and Deloitte, 2010
7	Term and Health Watch, Swiss re, June 2010

Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products.
Our products are predominantly non-profit with some with-profit business. Non-profit business means that shareholders retain 100% of the distributed profit. The with-profits products share the profits or losses of the with-profits fund between shareholders and policyholders. This is achieved through a system of bonuses. Aviva aims to smooth the return of the policyholder’s plan through declaring regular bonuses. As bonuses are added to the plan, valuable guarantees build up. These guarantees are unique to with-profits investments. At the close of the plan the investor receives a terminal bonus based on the performance of the fund.

Distribution
We have a multi-distribution strategy, which means we sell our products through intermediaries, corporate partners, in the workplace, and directly to customers. We are a leading provider in the intermediary market with a 13.4% share. 9
In 2011, we extended our distribution agreements with Santander and Barclays. We are also the provider of choice to the Royal Bank of Scotland and other leading organisations including the Post Office. We remain committed to building on our existing relationships and distribution partnerships as well as growing our workplace and direct channels.

United Kingdom Aviva General Insurance
Business overview and strategy
Aviva is a leading general insurer in the UK.10  We focus on personal and commercial insurance. We hold top three positions in all our major classes of business, including personal motor, homeowner, commercial motor and commercial property. We are also the leading insurer in the SME marketplace. 11
We believe our key strengths include underwriting excellence, and product and distribution leadership. We aim to build on our market-leading position while focusing on the fundamentals of the insurance business to maximise returns through the insurance cycle. We seek to provide excellent customer service, maintain disciplined underwriting and pricing and control the impact of claims inflation.
We are growing our capability in corporate and speciality risks (CSR), and building on our core underwriting and pricing strengths to win in these markets.
We were named General Insurer of the Year at the 2011 Insurance Times awards in December 2011 based on our financial performance, service performance and broker reviews. We were identified in the 2011 Brand Finance rankings in September 2011 as the strongest general insurance company in the UK, based on brand strength and customer service.

Market and competition
The UK is the third-largest insurance market in the world according to the ABI based on data for 2010. In 2010, the top four companies had an approximate 35% share of the general insurance market, based on Datamonitor figures for gross written premiums.
We consider our main competitors to be Direct Line Group, RSA, AXA, Zurich, Lloyds Banking Group, Allianz and The Admiral Group. The principal competitive factors for our general insurance business in the UK are:
■	range and quality of our products;
■	access to distribution;
■	pricing and underwriting discipline;
■	risk management;
■	strong brand;
■	customer satisfaction;
■	claims handling skills; and
■	management of costs.

Insurance profits in the UK general insurance market are cyclical in nature, with different segments of the market at different stages in the cycle. In 2011, the general insurance market remained competitive and we managed the cycle with disciplined underwriting across all lines of business while seeking to grow in attractive sectors. In personal motor we continued to see significant premium rate increases in 2011 in response to recent increases in claims costs and frequencies. Commercial motor rates have also hardened noticeably over the course of the year, and this is expected to continue into 2012. Homeowner rates (excluding indexation) have seen little movement reflecting a competitive environment and the depressed housing market, although underlying profitability remains good. Conditions in commercial non-motor lines have remained competitive.
In recent years, the growing proportion of commercial brokers seeking to trade with us online has led us to invest more heavily in our e-commerce propositions, ensuring we remain competitive and alert to evolving customer needs in this important distribution channel.

Products
We provide a wide range of general insurance products focused on personal and commercial customers with a business mix of approximately 60% personal lines and 40% commercial lines.
Our products include personal motor, home, travel, payment protection, commercial motor, commercial property and commercial liability insurance.
Our personal motor insurance product range includes cover for cars, motorcycles and vans. For businesses we offer cover for fleets and commercial vehicles. Our home insurance products include building and contents insurance and home emergency cover. We also offer single trip and annual travel insurance.
Our commercial products focus on insurance for SMEs and the larger UK CSR market.

Distribution
We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our websites www.aviva.co.uk and www.quotemehappy.com, via brokers and through more than 100 corporate partnerships. We are a member of RAC’s panel of insurers. Our quotemehappy insurance products are also available through price comparison websites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of the advice required by business customers.
As part of our strategy to grow in CSR, we have a bespoke trading floor, in the City of London, providing brokers with direct access to our underwriting specialists.

Europe
Regional overview and strategy
We have a major presence in the five markets of France, Ireland, Italy, Poland and Spain, which between them represent over 90%  of our Europe new business premiums.12  We are also focused  on increasing our presence in the growing markets of Russia  and Turkey.
Through our multi-distribution bancassurance franchise and established retail networks, we offer a range of life, pensions,  and general and health insurance, providing the diversity and competitive strength that we believe only a composite insurance model can offer. We are a top six provider in our seven largest markets for life products13 and have a strategy to grow our general insurance presence.
_____________
8	ABI stats Q3 2011
9	Based on GWP from FY11 published results
10	Datamonitor, 2010
11	As calculated on both a long-term savings PVNBP basis and a general insurance net written premium basis
12
Based on regulatory data from the FFSA (Fédération Française des Sociétés d’Assurances), IIF (Irish Insurance Federation), ANIA (Associazione Nazionale fra le Imprese Assicuratrici), KNF (Polish Financial Supervision Authority), ICEA (Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones), AIRCT (Association of Insurance and Reinsurance Companies of Turkey) and the FSMS (Federal Securities Market Service)

Aviva Europe
We are geographically focused on the markets of France, Ireland, Italy, Poland, Spain, Russia and Turkey. We operate a composite model, selling life and pensions products, general insurance products in all locations, except Russia and Spain, where we only sell life products.
This model enables us to exploit our existing relationships and networks in order to develop higher margin customer-targeted products, to improve our product mix by increasing sales of protection and unit-linked products and to expand our general insurance distribution. Our strategy is focused on building on our:
■	geographic focus in the five markets of France, Ireland, Italy, Poland and Spain;
■	growth in Turkey and Russia;
■	customer-focused multi-channel distribution;
■	multi-distribution strength through established retail and bancassurance models; and
■	excellence in life and general insurance.

We have a strong bancassurance model that serves customers throughout Europe via 63 banking agreements. We have strong partnerships, including Credit du Nord, a subsidiary of Société Générale in France, six savings banks in Spain and relationships with three major banks in Italy.
We also have a significant retail franchise, with a presence in all of our markets, operating through more than 8,000 direct and tied agents across 30 networks and with an independent sales force of 6,000 consultants.

France
Business overview and strategy
Aviva France is one of the top ten insurance businesses in France, being sixth in life insurance and seventh in general insurance as measured by gross written premiums, according to L’Argus de l’Assurance, as at 31 December 2010. Our life business has a 4.5% market share according to the Fédération Française des Sociétés d’Assurances (FFSA) as at 31 December 2010, based on gross written premiums. Our general insurance business has a 1.9% share of the market as based on 2010 premium income, measured by gross written premiums. Our health business has a 2.2% share of the market based on 2010 premium income.
We offer a range of long-term insurance and savings products, primarily for individuals, which focus on the unit-linked market. We have a longstanding relationship with the Association Française d’Epargne et de Retraite (AFER), which is the largest retirement savings association in France with 735,000 members as at 31 December 2011. We have a strong partnership with Crédit Du Nord, which operates through 936 bank branches according to its website as of December 2011. Aviva France operates through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord).
In our general insurance business we predominantly sell personal and small commercial lines insurance products through an agent network and our direct insurer, Eurofil.
Aviva France’s strategy is to continue to diversify and grow our business and to maintain a high level of profitability. We seek to accomplish these goals through our distribution expertise, innovation of products and services, greater communication and brand visibility.

Market
The life insurance market is driven by individual savings. The market is dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade according to the FFSA. We believe that the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions. We also believe that the current volatility in the financial markets has affected customer confidence in purchasing risk-bearing products, although we believe that over a longer period multi-funds policies and unit-linked funds are the best insurance vehicles for performance. We believe our customers want to be reassured and protected financially, and need to safeguard their wealth and make provisions for long-term care.
The general insurance market in France is mature and highly competitive. For several years, price competition was high as insurers fought to gain market share, particularly in the personal lines market. We believe that price competition has, however, reached its limits as the market faced increased claims frequency and a higher average claims cost. In our opinion, the market has now entered a phase of price increases that currently makes up the majority of its marginal growth.

Products
Aviva France provides a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The products sold through our life channel are long-term savings, pensions and regular premium products and a broad range of protection products. We are the manufacturer and main distributor of the AFER product which we believe is a leading savings product benefiting from high customer confidence, a strong reputation and strong financial performance.
Aviva France holds a majority stake in Union Financière de France (UFF) which we believe has gained a reputation for expertise in managing, selecting and distributing mutual funds and sourcing tax optimisation products.
In the general insurance market, our product range includes household, motor, health, legal protection products and also a broad range of insurance products for farms, craftsmen, tradesmen and small to medium-sized entities and specific products for building firms and motor fleets.

Distribution
Aviva France has developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail networks sell through 896 tied agents, a direct sales force made up of more than 280 advisers and over 700 UFF consultants and more than 1,000 active brokers in the life, health and construction markets. Direct distribution is sold through Eurofil for personal general insurance, Aviva Direct for health and protection and Epargne Actuelle for the AFER product.
Eurofil is the second-largest direct general insurer and Aviva Direct is the leading provider of direct protection in France and the third-largest insurer of funeral expense plans in France by number of policies according to the FFSA as at 31 December 2011.
We also operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings, protection and general insurance products. This partnership gives Aviva access to over 1.9 million customers, as at December 2011. We also have several partnerships with car manufacturers, including Volvo, Ford, Mazda, Mercedes Benz and GM through whom we sell motor insurance.

Spain
Business overview and strategy
Aviva Spain is the country’s fifth-largest long-term insurer by gross written premiums with a market share of 6% in the third quarter of 2011 according to Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA). Aviva Spain sells long-term insurance and savings, and health and accident insurance in Spain through a bancassurance network based on joint ventures with six banks (Bancaja, Caja España, Caixa Galicia, Unicaja, Caja Granada and Cajamurcia) and through Aviva Vida y Pensiones, the wholly owned Aviva branded long-term insurance company.
Our strategy in Spain is to further develop our bancassurance and retail operations and attract new partners when the opportunities arise. The close of 2011 saw the signing of a new exclusive distribution agreement with Spanish Mutual Insurance Company Pelayo to expand its national life and pensions distribution capability. We also intend to develop general insurance offerings through our existing partnerships. Overall, we will continue to be customer-focused, to react quickly to market trends and to maximise the sales of our core products, such as pensions and savings.

Market
We believe Spain’s savings banks, ‘the cajas’, will continue to be under pressure given the current financial sector restructuring process and the number of mergers taking place. Any opportunities arising from this will be considered by Aviva on their merits. In relation to distribution agreements with bancassurance partners, Aviva is protected financially within our contracts with the cajas should a merger result in the insurance services of the newly merged company being awarded to the insurer of the other party involved.
The top positions in the long-term insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 73% of gross written premiums at the end of 2010 in the Spanish life insurance market according to ICEA in the publication Canales de Distribución - Estadística 2010.
Customers in Spain are accustomed to receiving advice through banking channels, and we use our relationship with the cajas to capitalise on this.

Products
We offer a wide range of bonds, savings and protection products. Investment products include both unit-linked and traditional plans, where profit sharing is regularly used to increase the policy return. Our traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages. We offer a flexible range of individual and group plans with alternative investment choices. We also offer protection products, covering both mortgages and credit loans typically providing cover for the family in the event of death or disability.

Distribution
Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:
■	Aseval – in conjunction with Bancaja since 2000;
■	Unicorp Vida – in conjunction with Unicaja since 2001;
■	CxG – in conjunction with Caixa Galicia since 2001;
■	Caja España Vida – in conjunction with Caja España since 2001;
■	Caja Granada Vida – in conjunction with Caja Granada since 2002; and
■	Cajamurcia Vida – in conjunction with Cajamurcia since 2007.
Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers) and a direct sales force, supported by a branch office network and call centres; 2012 will see the start of distribution through Pelayo´s network of 200 branches and around 1,000 exclusive agents.
We believe the strength of our distribution relationships has enabled us to maintain our position as the second-largest provider of protection products in the market according to the ICEA at 30 September 2011.

Italy
Business overview and strategy
Aviva Italy is the country’s seventh-largest life insurer, with a market share of 5% based on 2010 premiums excluding Eurovita, according to Associazione Nazionale fra le Imprese Assicuratrici (ANIA). We believe that we are in the top six largest life insurers based on 2010 premiums when we include Eurovita. We are the 12th-largest general insurance company in Italy with a market share of 1% according to ANIA as at 31 December 2010, with over 2.5 million customers.
Our strategy is to continue to work with our partners on new products, suited to the current markets, to develop our bancassurance relationships and to expand our customer reach through customer penetration and distribution reach.

Market
The Italian life market is dominated by big insurers such as Generali, Fonsai, Allianz and Poste Vita. The top four providers wrote over 40% of the life premium income in 2010 according to ANIA. 14  The life insurance industry in Italy reported a decline in volumes as of 30 September 2011 with gross written premiums down by 19% against the same period in 2010 according to the local regulator Istituto per la Vigilanza sulle Assicurazioni Private (ISVAP). The general insurance segment grew by 3% in the same period according to ISVAP, due mainly to increased motor insurance sales.
In the Italian market, we believe many customers prefer to buy investment products from well-established providers. We also think that Italy’s consumers prefer a personal relationship with financial services providers, and are reluctant to buy over the telephone or on the internet.
Over the last few years, the Italian government has introduced legislation breaking the exclusive relationship between general insurance companies and their ‘tied’ agents. This has opened up the general insurance marketplace to increased competition.

Products
Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions. The largest segment is single premium savings and investment products. These include unit-linked policies linked to a range of investment funds as well as profit-sharing policies where there is a minimum annual return credited to the policy and the potential for an additional bonus. Also, we provide index-linked products where there is typically some protection of capital at the end of the policy term and a pay-out linked to the performance of an index or basket of shares.
We have been focusing on selling protection products and as at 30 September 2011 our share of this market was over 35%, making us a market leader for sales of protection products in Italy based on gross written premiums according to ISVAP. Individual and group pension plans are also available and this part of the market is expected to grow in the long-term given the ageing population and government reforms to reduce the cost of state retirement provision. Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as small commercial risk insurance, including marine insurance, to businesses. For reporting purposes, the Italian general insurance business is shown within ‘Other Europe’ in the general insurance segment.

13	ANIA: www.ania.it/PUBBLICAZIONI/Premi_del_Lavoro_diretto_Italiano_.html

Distribution
Our products are distributed principally through bancassurance partnerships with UniCredit Group, Banco Popolare Italiana Group (BPI), Banca Popolari Unite (BPU) and Unione di Banche Italiana (UBI). These partnerships give us access to more than 6,400 branches. In addition, we also have more than 690 insurance agents and access to approximately 5,700 sales advisers as at  30 January 2012.
We distribute general insurance products primarily through agents and brokers, with a growing proportion of bancassurance sales.

Ireland
Business overview and strategy
Ireland is one of Aviva's 12 priority markets and the company is fully committed to ensuring that its Irish customers continue to receive excellent service and products at competitive prices. However, the economic environment in Ireland is challenging and there is a pressing need to ensure the Irish cost base is at a market-leading level to secure the long-term success of the business.
Following a detailed structural review, Aviva has proposed to make its Irish business part of a new UK and Ireland region, aligning many of the activities and services provided for customers. The Irish business would benefit from Aviva UK’s investment in technology, underwriting capability and significant purchasing power, enabling Aviva Ireland to offer more competitive pricing and to introduce new products and services.
Aviva’s distribution arrangement with Allied Irish Bank (AIB) for long-term business will cease in 2012 and the bancassurance partnership with AIB is being unwound. A strategic review is underway to determine the most effective distribution channels going forward.
Aviva Ireland had a 15% share of the Irish long-term insurance and savings market in 2010 based on new business  APE (excluding investment only business) according to the Irish Insurance Federation (IIF),15  and is the fourth-largest life and pension provider in Ireland. Our general insurance business is the largest in Ireland, with a market share of 16% in 2010 according to the IIF. Aviva has a 14% market share of the lives insured according to the Health Insurance Authority (HIA)16  at the end of 2010 making it the third-largest health insurer in Ireland. Aviva Ireland has over one million customers across its general insurance, life and pensions, asset management (which is managed by Aviva Investors) and health insurance businesses.

Market
The economic environment in Ireland remains challenging.  During the past three years, there has been a constant and unprecedented decline in the Irish life insurance market. The market contracted by 29% in 2008, a further 28% in 2009 and 6% in 2010 (based on the IIF Factfile).
The life insurance market in Ireland is largely consolidated with approximately 81% of the market share held by the top four providers, including Aviva, according to a report by IFF based on 2010 new business APE. Some 50% of the life and pensions market is now controlled by companies which are, or will be, under government control following the state control of Irish Life & Pensions (2010 market share of 27.9%). The government also has a minority shareholding in New Ireland through Bank of Ireland (2010 market share  of 20.5% based on IIF Factfile). We believe that customers have moved away from traditional life products in Ireland because of volatility in the stock markets and a slowdown in the housing market in the last three years.
The general insurance operating environment remains difficult as competition is intense and the economic downturn is adversely impacting business volumes. The market contracted by 7.6% in 2008, a further 6.3% in 2009 and 2.6% in 2010.17   The market has been slow to harden with a market combined operating ratio (COR) of 108.9% in 2009. We expect rates to remain soft.
There have been significant changes in GI distribution with competitors seeking to grow market share. RSA acquired the 123.ie brand in September 2010 and continues to develop it through marketing spend. Liberty entered the market in 2011 through a joint venture. Aggressive competition continues in the private motor market. The home insurance market is showing signs of softening. Rate increases have been put through on less profitable commercial business by Aviva and Liberty in an attempt to drive profitability. However, these actions are being used by some competitors to target business to increase market share.

Products
Our long-term insurance and savings business offers a comprehensive range of protection, bonds and savings and pension products. Our protection products include life insurance, mortgage protection, specified illness and guaranteed whole life cover products. The pension range covers retirement and investment products including government promoted personal retirement savings account (PRSA) schemes. Our general insurance business provides a wide range of products, including property, motor, travel, farm and business insurance. Our health insurance business provides a range of plans in both the personal and company plan sector.

Distribution
Aviva Ireland has a wide range of distribution channels, including intermediary channels such as brokers, bancassurance partners, corporate partners and direct channels including call centres, the internet and a nationwide branch network.
Our long-term insurance and savings products are distributed through our broker network. Our general insurance business is sold through all of our distribution channels, with an increasing proportion offered by direct and corporate partners. We also provide branded products for financial institutions such as AIB, Ulster Bank and One Direct. Traditionally, the majority of our health business was sold via our direct channels; however there was a significant increase in the business sold through the intermediary channel in 2010 which has continued to grow in 2011.
Aviva’s distribution arrangement with AIB for long-term business will cease in 2012 and the bancassurance partnership with AIB is being unwound. A strategic review is underway to determine the most effective distribution channels going forward.

Poland (including Lithuania)
Business overview and strategy
Our Polish life operation is the fourth-largest overall life insurer in Poland (including JV Life), with a market share of 8% based on total premium income as at 30 June 2011 according to the Polish Financial Supervision Authority (KNF).18  Aviva Poland completed its rebrand to Aviva in June 2010. It has more than 830,000 individual and group life customers and manages over £2.9 billion of customers’ assets, providing both long-term insurance and savings products as at 30 September 2011. Our businesses have approximately 2,400 direct sales force members with 56 sales branches across the country as at 31 October 2011.

14	Irish Insurance Federagion: http://www.iif.ie
15	Health Insurance Authority: http://www.hia.ie
16	Based on GWP reported IIF Factfile 2008, 2009, 2010 and the draft IIF GWP data for 2010
17	KNF: www.knf.gov.pl/Images/A_Informacje_IIkw_2011k_tcm75-27692.xlx

Aviva Poland has been one of the leaders of the second-pillar pension fund market since its launch in 1999. The second-pillar market consists of the obligatory (but privately managed) pension funds. The first pillar is an obligatory, state run, pay as you go system where reserves are not accumulated and in which the current contributors to the system pay the expenses for those currently drawing their pensions. The third pillar funds are made up of voluntary contributions.
We have witnessed two significant legislative changes to the second pillar in Poland in the last two years. In 2010 a change was made to pensions legislation limiting pension funds’ potential income by reducing contractual fees and capping total asset management revenues. From 1 May 2011, a further change was introduced whereby contributions received by the second pillar pension funds were reduced from 7.3% of gross salary to 2.3%.19
As a consequence, our pensions business in Poland has a market share of around 23% (down from 24% last year) and  2.7 million customers as at 31 December 2011.18 Our product strategy for pensions is to retain our status as one of the market leaders in terms of assets and customers. In the short term we overhauled our pay and bonus structure for our sales force to link compensation directly with the value generated by the sale.
Our general insurance business in Poland started in 1997  and continues to develop. For reporting purposes the general insurance business is shown within ‘Other Europe’ in the general insurance segment.

Market
The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to our analysis of KNF statistics.
In 1999, Poland launched a comprehensive reform of its state pension system and created privately managed funds. This allowed private companies to offer pension products and made it obligatory for all employees under 30 years of age to join one of them. As described above, from 2010 the Polish government started to implement restrictions on the fees that pension fund management companies can charge, and in 2011 changed the allocation of premiums between the first and second pillar, with a reduction of contribution to the latter.
The general insurance market is continuing to grow, driven mainly by increases in rates in motor and property insurance in 2011 following increased weather-related claims in 2010.

Products
Our life business in Poland provides a broad range of unit-linked, annuities and bonds and savings products. For individuals it offers unit-linked life policies, annuities, single premium savings and health insurance. For institutions it offers group life insurance and employee pension programmes, which are both unit-linked products.
Our pension business offers a standard product for all customers as part of the privately managed second pillar pensions market.
We offer general insurance products to both commercial entities and individuals in Poland. For institutions we offer selected commercial lines risks such as fire and loss-of-profit insurance, technical insurance, insurance against loss of property during transportation, civil liability insurance and commercial health insurance. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation.

Distribution
The direct sales force is the main distribution channel for most of the Polish group and is made up of 2,200 tied insurance agents whose work is co-ordinated by a network of our sales branches run by over 220 sales managers.
We are developing our bancassurance distribution channel. Our biggest relationship is a joint venture with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank’s network of over 620 branches.20
We also co-operate with independent insurance agencies and brokers. We believe that these insurance brokers play a key role in selling commercial lines general insurance. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales. We also have a direct platform (internet and call centre) for distribution of motor insurance.

Turkey
Business overview and strategy
AvivaSA, our long-term insurance and savings business in Turkey, is the second-largest pension provider in the market in terms of assets under management, with a market share of 20.7% as at 11 November 2011 as reported by the Turkish Pensions Monitoring Centre (www.egm.org.tr). Our largest competitor in this market, Anadolu, ranks first with a market share of 21.3%. We are also the sixth-largest life insurer in Turkey with a market share of 5% as at 31 August 2011, as reported by the Association of Insurance and Reinsurance Companies of Turkey.
AvivaSA has a bancassurance agreement with Akbank T.A.S., Turkey’s fourth-largest privately owned bank based in terms of total assets according to The Banks Association of Turkey.
Aviva Sigorta, our general insurance business in Turkey, is the 15th-largest general insurer in Turkey with a market share of 1.9% as of September 2011 according to the TSRBS (Insurance Union of Turkey). 21 Aviva Sigorta has over 675,000 customers and a sales force of over 750 independent agents and brokers.
Our strategy in Turkey is to pursue the high growth potential that we believe this market offers.

Market
We believe that Turkey, with its large population and strong economic growth, is a highly attractive market in the medium term. The life market, for example, is growing very fast. It grew by 32% in the year to 30 August 2011 according to the TSRBS20 as measured in life premiums, including accidental death. The general insurance market is slightly more tempered, growing 21% in the year to 30 September 2011, according to the TSRBS.20

Products
AvivaSA’s life and savings products include unit-linked pensions, supplemented by protection insurance and other savings products, which are aimed at medium to high-net-worth customers and the leading national and multinational corporations in Turkey.
Aviva Sigorta sells a diverse range of products including personal motor, household, commercial property, SME, personal accident, marine and travel insurance.

18	KNF: www.knf.gov.pl/Images/2011_10c_tcm75-28337.xls
19	Bank Zachodni WBK: http://indywidualni.bzwbk.pl/kontakt/wyszukiwarka-placowek-i bankomatow/wyszukiwarka-placowek-i-bankomatow.html
20	Insurance Union of Turkey: http://www.tsrsb.org.tr

Distribution
In Turkey, we operate through a multi-channel distribution framework consisting of bancassurance, direct sales force, corporate sales, agencies, telemarketing and brokers.

Russia
Business overview and strategy
Aviva’s business in Russia is made up of a life company and a non-state pension fund.
As at 30 September 2011, Aviva Russia had 1.4 million customers compared with 966,000 as at 31 December 2010.
Aviva Russia is ranked fifth in the life insurance market with a 7.2% market share according to the data published by the market regulator, the Federal Securities Market Service (FSMS),22  and first in the non-captive Pillar III pension market with a 19.3% market share, as at 30 June 2011.23  We began trading in early 2006, with a strategy to position the business to take advantage of the growth expected to occur as the Russian life insurance industry develops.

Market
Over the last six years the life insurance market in Russia has grown rapidly. It has an estimated compound annual growth rate (CAGR) of 24% (2006-2011) according to the Russian insurance market regulator. However, we believe it is still underdeveloped. Life insurance penetration in Russia was at only 0.08% of GDP in 2010, and is much lower than in other BRIC countries (Brazil, Russia, India and China). We expect that the overall insurance and savings culture will improve and be a key driver for growth in insurance. In the long term we believe the potential for Russia is significant as the outlook for growth is stronger than its counterparts in more established markets.24

Products and distribution
In Russia, we sell a range of products, including credit life and standalone personal accident products which are distributed via the bancassurance channel. We sell group life contracts (including accident, disability and death cover) which are distributed via a dedicated corporate channel and through brokers. We also sell personal accident products which are distributed via a worksite marketing channel, and voluntary (Pillar III) corporate pension plans.
Aviva Russia has 21 distribution agreements with banks, operating in 63 out of 83 Russian regions.

Other Europe
In January 2012, Aviva announced the sale of Aviva Czech Life, Aviva Hungary Life and Aviva Romania Life & Pensions to MetLife Inc. This transaction is consistent with Aviva’s strategy to focus on markets where it has strength and scale. The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed during 2012.

Delta Lloyd – associate
The Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown within the Delta Lloyd segment within continuing operations. Please see page 29 for more information on Delta Lloyd.

North America
Regional overview and strategy
Aviva North America consists of two businesses: an indexed life insurance and annuity business in the US, and a general insurance business in Canada. The region is a net capital contributor to the Group and our strategic priorities are to continue to grow profitably and to improve our position and competitiveness. We plan to do this by:
■	Providing our customers with competitive products that are tailored to their individual needs, with an enhanced and personalised customer services experience;
■	Building on our strong relationships with our distribution partners;
■	Growing our life insurance business and strengthening our leading annuity franchise;
■	Maximising the opportunities created by the proven sophisticated underwriting capabilities of our general insurance business; and
■	Becoming the most recommended company in our markets.

Market and competition
The North American region is home to two of the world’s largest and richest economies, which are served by a large number of insurers in highly fragmented and competitive markets. Our competitors in North America include global insurers such as Allianz, RSA, ING and AEGON and local market competitors such as Intact Financial, John Hancock, Hartford, Pacific Life and American Equity.
We consider our competitive advantages in the North America region to be:
■	skilful product innovation with a clear customer focus;
■	sophisticated pricing and underwriting capabilities;
■	the quality of our distribution partnerships;
■	high-quality investment management; and
■	financial strength.

USA
Business overview and strategy
Aviva USA is a leading provider of fixed indexed life insurance and fixed indexed annuities according to AnnuitySpecs Indexed Sales & Market Report for the third quarter 2011. Aviva USA has approximately one million customers and employs more than 1,700 people across the country, with headquarters in West Des Moines, Iowa and offices in Topeka, Kansas and Melville, New York.
Our strategy is to accelerate the growth of our life insurance business and strengthen our leading annuity franchise. Underpinning our strategy is a focus on compelling customer value propositions, enhanced product offerings, personalised service and deeper relationships with key distribution partners.
Our market research shows consumers want to be understood and recognised as individuals with unique financial needs. In 2011, Aviva USA expanded its brand campaign, ‘Building Insurance Around You’. The campaign seeks to demonstrate our commitment to treating customers as people, not policies. The national brand launch, agent training sessions in Aviva USA’s home offices, plus other proactive steps to strengthen customer relationships, resulted in favourable feedback from our agents.

Market
The US is the world’s largest economy based on 2010 Gross Domestic Product.25 It is also the largest insurance market based on total premiums and has more than 79 million members of the nation’s ‘baby boomer’ generation moving into retirement in the next few years.24

21	FSMS: http://www.fssn.ru/www/site.nsf/web/doc_23092011103744.html
22	FSMS: http://www.fcsm.ru/ru/contributors/polled_investment/npf/reports
23	Russian Federation Federal State Statistics Service: http://www.gks.ru/wps/wcm/connect/rosstat/rosstatsite/main/account/, http://www.gks.ru/free_doc/new_site/vvp/tab1.xls
24	World Insurance in 2010, New Swiss Re Sigma study “World insurance in 2010”

The indexed annuity and indexed life markets in which Aviva USA operates are dominated by a small number of insurers. According to third quarter 2011 data compiled by AnnuitySpecs.com, the top five indexed annuity providers hold 58% of the indexed annuities market (3Q10:61%), with the top five indexed life insurance providers accounting for 56% of the market (3Q10:68%). The indexed life product segment grew 38% over the prior year through the third quarter of 2011, attracting new carriers and increasing market competition. The market for index annuity sales did not grow in the first nine months of 2011, as consumers increased purchases of variable annuity products by 18% according to the Life Insurance and Market Research Association (LIMRA).26

Products
Aviva USA’s broad product portfolio offers flexible solutions to a wide variety of customer needs. We offer both protection and savings products, with traditional fixed as well as indexed accumulation options that pay interest based on the movement of a market index. Depending on such movement, indexed policies can deliver higher returns than traditional fixed products, especially when interest rates are low. Indexed products also serve to protect the customer’s investment and provide a guaranteed income even when the market is down.
Aviva USA also offers a wide array of optional extras or ‘riders’ that can be added to policies to meet customised individual needs. An example would be our ‘Wellness for Life’ rider, which allows life insurance customers to reduce the cost of their policies if they maintain certain medical criteria. Through an exclusive relationship with Mayo Clinic Health Solutions, a best in class healthcare provider, participants are provided with a range of practical and accessible health information and wellness services to help them lead a healthier lifestyle.
In the savings market, Aviva USA’s fixed annuity portfolio offers tax-advantaged savings opportunities and protection against the risk of outliving one’s assets. We provide, for example, a guaranteed lifetime withdrawal benefit, a feature that allows customers to make guaranteed minimum withdrawals from their annuity for the entirety of their lives.
We also operate within the managed account guaranteed investment contract (GIC) market with a product that leverages the investment management capabilities of both our life insurance business and those of Aviva Investors North America. Aviva also issues funding agreements in the institutional market.

Distribution
Aviva USA uses a multi-channel distribution strategy to bring its products to market by focusing on more than 50 key distribution partners. Our distribution channels include career marketing organisations, independent marketing organisations, brokerage general agents and personal producing agents. We work with them to promote and sell our annuity and life insurance products nationwide. Our network covers all 50 states with over 33,000 active agents largely contracted through key distribution partners.

Canada
Business overview and strategy
Aviva Canada is the country’s second-largest general insurer27 Through its distribution partners it provides a range of personal and commercial lines insurance products to nearly 3 million policyholders. It has an 8.2% market share and a top-five position in all major provinces26 The company employs 3,600 people and operates from a head office in Toronto, with offices located throughout Canada.

We believe that we are well placed for continued growth and that our success is underpinned by our two strategic priorities of building strong broker relationships and maintaining sophisticated pricing and underwriting. The transformation of our personal lines business over the last few years has ensured the business is highly competitive. We expect that continued refinement to our models will allow us to leverage this position to positively react to market opportunities. We are using the lessons learned from personal lines to enhance and grow our commercial lines business. We will also continue to address increasing customer demand for choice, simplicity and self-service by working with our broker partners on processes and technology solutions to help them compete with other channels.

Market
As the eighth-largest in the world, Canada’s general insurance market is established and stable.28  The four largest provinces generate around 89% of total premiums with Ontario, the largest, representing 48% of total Canadian premiums.28
The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 40% of the market and the top two companies, Intact Financial and Aviva, controlling 24% of the market.28  The rest of the industry includes several national carriers as well  as smaller, provincially based or niche companies.
While direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for over 65% of distribution.29  In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products
The general insurance products we provide through our Canadian companies are:
■	personal, home and motor insurance;
■	small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety; and
■	niche personal insurance products including holiday and park model trailers, hobby farms, boats as well as antique, classic and custom cars.

Distribution
We operate in Canada through a distribution network focused on approximately 1,700 independent group and retail brokers who distribute our core personal and commercial line products. In addition, we work closely with both independent and wholly owned specialty brokers to distribute specialty personal line products.

Asia Pacific
Regional overview and strategy
Aviva’s Asia Pacific business operates in ten countries across the region through associates, joint ventures and wholly owned operations. We have a balanced portfolio, comprising businesses in key strategic markets such as China and India, which have large populations and relatively high economic growth. Singapore is our largest business in the developing markets in South East Asia, and we are growing strongly in the more mature South Korean market. We serve our customers through a multi-channel distribution strategy, with particular strength in bancassurance. Aviva Asia Pacific is focused on creating franchise value through organic growth. Increasing the value of our new business remains our first priority. We are achieving this through scale benefits and by focusing our product mix on higher margin products.

25	3rd Quarter 2011 report of US Individual Annuities sales, Life Insurance and Market Research Association.
26	MSA Research Inc., 2010 online databases.
27	World Insurance in 2010, New Swiss Re Sigma study “World insurance in 2010”
28	MSA Research Inc., 2010 online databases
29	Axco Insurance Report for Canada

Market and competition
We believe that the fundamentals of the Asian markets are attractive and that strong domestic demand and intra-regional trade are likely to sustain the region’s growth.
We expect Asia to be the fastest growing region for life insurance globally over the next decade with strong double-digit growth. We expect the Asian insurance market to continue to outpace the West owing to currently low penetration rates of insurance products in many markets, high GDP growth, the presence of a growing middle class and rising wealth.
Changing customer attitudes also open up new opportunities such as retirement, wealth management and protection. The demand for products with guarantees is increasing due to current market volatility. Local companies are our main competitors in most markets.
We have several strengths that we believe give us a competitive advantage, which include:
■	multi-channel distribution, with particular strength and expertise in bancassurance;
■	balanced portfolio of fast-growing and high-margin markets; and
■	sharp focus in promoting higher margin products and improving persistency.

Business overview and strategy
Operating in ten markets in Asia, we have a range of businesses at different stages of development.
In China, through our 50% joint venture with COFCO Ltd, we are ranked in the top three among the foreign life insurers in China in terms of APE.30  We have a presence in 12 provinces at 31 December 2011, and over 50 branches. Faced with regulatory changes in bancassurance sales model at bank outlets, we aim to defend volumes and margins by developing alternative distribution channels to reach high net worth customers as well as ‘mass affluent’ customers with an annual household income of at least RMB 200,000.
In India, with a wide distribution network of 140 branches spreading across nearly 3,000 towns and cities, we operate in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. Tighter regulations on unit-linked products are driving an industry shift towards traditional products such as endowment and health policies. We currently rank 13th among the private life insurance companies in India based on APE as at 31 August 2011 according to the Insurance Regulatory and Development Authority (IRDA).31
Our Singapore subsidiary ranks fifth by APE as at 30 June 2011 according to the Life Insurance Association.32  We are one of the biggest providers of employee benefits and healthcare insurance. We have a strong relationship with DBS Bank. In September 2010, we launched our financial advisory channel Aviva Advisors.
In South Korea, we own a 47% stake in Woori Aviva Life Insurance Co., Ltd. through a partnership formed with state-owned Woori Finance Holdings Company Ltd, South Korea’s third-largest financial company. Woori Bank is the second-largest commercial bank in South Korea by market capitalisation. By November 2011, we had market share of 2.1%33 based on initial monthly premiums.
In Hong Kong, our business is ranked 22nd in the long-term insurance market by APE as at 30 June 2011 according to the Office of the Commissioner of Insurance. Our strategy is to build scale and profitable distribution business in this competitive market by expanding our distribution channels and broadening our products.
In Malaysia, our business is a joint venture with CIMB Group, Malaysia’s second-largest financial institution and one of South East Asia’s leading universal banking groups. We own a 49% stake in two companies, Commerce Life Assurance Berhad and Commerce Takaful Berhad. At 30 June 2011, we ranked 12th by APE in Conventional Life & Family Takaful Players in Malaysia.34
In Sri Lanka, we own a 51% stake in listed company Aviva NDB Insurance. We were ranked the second-largest life insurer with 25% market share and fifth-largest general insurer with 8% market share in the country based on gross written premiums in 2010 according to the Insurance Board of Sri Lanka.35
In Indonesia, we have a 60% stake in PT Asuransi Indonesia, in partnership with PT Asuransi Wahana-Tata, a private national general insurer. We are a major provider of group health and pension products and we have started to offer traditional life products such as credit life protection and group life during the year to provide a full suite of general and life products to the local market.
In Vietnam, Aviva has a 50:50 joint venture with Vietinbank, a state-owned bank ranked second in the country in terms of its retail branch network. We are capitalising on an untapped retail and SME customer base and aim to be the leading bancassurance player and top market share leader by new business premium within five years.
Our joint venture in Taiwan is classified as held for sale. See section ‘Financial statements IFRS – Note 3–Subsidiaries’.

Market
We believe the fundamentals of the Asian markets are strong. The Asian Development Bank predicts GDP growth for emerging markets in Asia of 7.2% in 2012.36  Despite inflationary pressures, we believe, Asia’s strong domestic demand and intra-regional trade is likely to sustain this growth momentum, with China and India driving the overall trend.
We expect Asia to be the fastest growing region for life insurance globally, with the potential for 15–20% average market growth per annum over the next decade. We believe that South East Asia in particular offers one of the highest insurance margins in the world.
By strengthening our multi-channel distribution capability as well as managing our product portfolio for margin and profit, we believe we are well-positioned to continue delivering strong growth in franchise value.

Products
Our Asian businesses offer a range of protection, bonds and savings and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products.
Due to the internationalisation and appreciation of China’s currency the Renminbi (RMB), we launched RMB insurance savings products in Hong Kong and Singapore, thereby tapping into the growing demand for RMB insurance products in this market.

Distribution
We operate a multi-distribution strategy in Asia, with particular strength in bancassurance. We aim to continue to harness the benefits of multi-distribution in all of our markets so that we can expand our presence to a wider range of profitable customer segments.

30	APE data released by National Insurance Industry Communication Club which is a non official organization
31	http://www.irda.gov.in/ADMINCMS/cms/frmGeneral_List.aspx?DF=MBFL&mid=3.1.8
32	Life Insurance Association quarterly emails to the Principal Officer.
33	http://www.klia.or.kr/eng/statistics/view.asp?num=647&page=1
34	Life statistics from Life Insurance Association Malaysia, Family Takaful statistics from Insurance Services Malaysia
35	http://www.ibsl.gov.lk/publications/IBSL_Annual_Report_2010.pdf
36	Asian Development outlook 2011 update, December 2011.

Aviva Singapore has a multi-channel distribution strategy building on a core bancassurance relationship with DBS Bank, expanding the network of IFAs and Aviva Advisors and online general insurance platform.
In China and South Korea, we distribute the majority of our products through bancassurance and IFAs.
In Hong Kong, India and Malaysia, bancassurance is the main distribution channel. We are investing in other channels such as direct marketing to diversify our sources of revenue.

Aviva Investors
Business overview and strategy
Aviva Investors was established in 2008 when the Aviva Group combined all of its major fund management components into a single global fund management business. We have £263 billion in assets under management as at 31 December 2011 and offer a broad range of expert investment skills and experience around the world, most notably in the UK, Europe, the US, Asia Pacific and the Middle East.
Our largest clients are the long-term insurance and savings, and general insurance businesses of Aviva, to whom we provide bespoke asset management services across a broad spectrum of asset classes.
We provide external clients with bespoke segregated solutions or offer access to a variety of fund ranges. Our principal target clients for the larger segregated solutions tend to be large pension funds and financial institutions such as insurance companies and banks.
Our strategy is to rapidly grow our share of higher-margin, external business, offering client-focused solutions and products to our customers across our international network.

Business review
In the final quarter of 2011, we undertook a detailed review of our business to ensure that Aviva Investors remains well-placed to compete in what we expect will be a period of continuing economic instability, subdued growth, increased regulatory scrutiny and reduced risk-appetite among investors.
The conclusion of the review was that the business strategy is sound but that greater focus in core areas of strength would improve profitability and enable us to continue to make important investments in the development of our global infrastructure.
As a result, we propose to streamline our business, concentrating fund management activity in fixed income, real estate and multi asset solutions, where we see growth potential and already have a strong competitive position. We remain committed to the active management of local equities in the UK, continental Europe, the US and Singapore, but we have seen a reduced appetite for riskier assets such as equities, notably in Europe, and we propose to respond to this, and eliminate duplication, by reducing the scope of active equity management in London.
A majority of business already comes from institutional clients, so we are proposing to focus sales and marketing activity on key institutional markets. We will, however, continue to support Aviva networks distributing to retail investors globally. In the UK in particular, we will continue to offer high-quality investment products and solutions to retail investors through our network of banks, insurers (including Aviva), and brokers.

Market and competition
We consider our competitor peer group to include large insurance-owned asset managers and major independent global asset managers.
Key identified competitive factors for Aviva Investors include:
■	Our Aviva Group parentage and the associated brand strength, reach and recognition;
■	Deep knowledge of the needs of sophisticated institutional clients such as pension funds, local government organisations and sovereign wealth funds;
■	Clear focus on, and commitment to, our major strengths in fixed income, real estate and regional equities;
■	Our ability to combine these strengths in multi-asset solutions suitable for the volatile environment in which we are operating;
■	Our large-scale, low-cost provider status, which enables us to prosper in an intensely competitive market; and
■	Our risk management expertise, which helps us to deliver returns that are matched to our clients’ risk appetite.

Investment capabilities
Aviva Investors offers a wide range of investments across all asset classes in all significant financial centres worldwide. Where we do not directly manage assets, we believe we have the skills and experience to select the right third-party asset managers to complement our own products.
Our primary investment capabilities include:
■
Fixed income – our fixed income teams cover a comprehensive product set: UK government securities, liquidity products, corporate bonds, European and global sovereigns, index-linked bonds, emerging markets (hard and local currency debt) and high-yield instruments;

■	Real estate – we offer funds specific to property assets in the UK, Europe and Asia, in addition to a global multi-manager service;
■	Multi asset solutions – constructing client solutions across markets and asset classes;
■	Equities – locally based teams focused on generating above market performance; and
■	Alternatives – we offer a range of alternative investment products including private equity fund of funds and single hedge funds.

Investment strategies and solutions
Aviva Investors and Aviva have long recognised that the most important driver of investment returns for any institutional manager is asset allocation. We have built capabilities to create an optimal mix of assets according to our clients' needs. This capability lends itself to tailored dynamic strategic asset allocation, medium-term asset allocation and tail risk hedging strategies.
We have built a comprehensive range of global, local and specialist fixed income capabilities which draw upon a range of sources to deliver investment solutions for sophisticated institutional clients. To satisfy the growing demand for diversified fixed income solutions we have created a flexible platform, Global Markets Alpha, to match our clients’ liabilities and we believe, deliver excess returns by drawing on and combining a range of fixed income capabilities.
Our insurance background also means that we have the skills to offer Liability Driven Investment (LDI) solutions to clients, focusing our efforts where we believe we have a competitive advantage – in particular insurance LDI in Europe and pensions LDI in North America.
Within real estate we are seeking to leverage our expertise to address long-term requirements from pension funds. In 2011 we created REaLM (Return Enhancing and Liability Matching), a proposition whereby the investor gives up potential future capital gains on underlying real estate assets in favour of enhanced returns throughout the life of the funding (typically 30 to 40 years). Originally developed for our Aviva client, REaLM has already attracted interest and financal commitment from external clients

Where a client is looking for a solution, outcome focused product or is working within a specific risk budget our multi-manager, asset allocation and multi-asset fund teams draw on the wider capabilities within Aviva Investors or externally to create the required outcome.
Our global platform has enabled us to generate significant sales across borders with successes in 2011 including a substantial mandate from a Middle East client into River Road Asset Management, our US equity investment manager. Similarly, our Real Estate Multi Manager platform offers global exposure to real estate markets that we believe few competitors can match.

Products
Our product range covers a broad range of asset classes. In Europe, we have a range of SICAVs (open-ended collective investment schemes), which are domiciled in France, Luxembourg and Poland. These funds have different share classes depending on the size and type of investor. Our traditional distribution model for these funds focuses on wholesale distributors, asset allocators and small to mid-size institutional investors but following our business review we propose to focus our pooled fund range and segregated capabilities on institutional clients’ needs.
In the UK, we supply products to the retail and wholesale markets, principally distributing equity and bond funds in our UK domiciled OEIC range, and a market-leading range of open ended real estate funds. These are promoted to investors via IFAs, fund platforms, fund supermarkets and discretionary asset managers and we remain fully committed to this business. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.
We manage hedge funds in the UK and the US. These funds are generally registered offshore and are primarily sold to the hedge funds industry, although we also promote single strategy funds to institutional clients, family offices and wealth managers. The asset classes include fixed interest, multi-asset and convertibles.
We also have an expanding range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to highly leveraged growth funds.
We have six money market funds, domiciled in Dublin and Paris, addressing the sterling and euro money market segments. These funds are sold by a specialist sales team based in London and Paris and target corporate treasury functions.

Delta Lloyd
Delta Lloyd is a financial services provider in the Netherlands and has a growing operation in Belgium. The business has been listed on the NYSE Euronext Amsterdam since November 2009.
When it was listed Aviva retained 58.3% of the ordinary share capital and 54.0% of the voting rights in Delta Lloyd. The IPO raised £1 billion of gross disposal proceeds. In May 2011, Aviva sold a further 25 million shares in Delta Lloyd, reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital. This represents 40% of shareholder voting rights. As Aviva no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd.
Accordingly, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, Aviva ceased to consolidate Delta Lloyd. Aviva’s share of the profits of its retained interest in Delta Lloyd as an associate are shown within the Delta Lloyd segment within continuing operations.
During 2011, Delta Lloyd offered a scrip dividend. Aviva did not exercise this option which resulted in a further dilution of Aviva’s shareholding by 0.8% to 41.9% of ordinary share capital, and 39.3% of shareholder voting rights.
The recoverable amount of Delta Lloyd NV has been determined based on fair value less costs to sell. The fair value has been based on the market price of ordinary shares of Delta Lloyd NV quoted on NYSE Euronext Amsterdam as at 31 December 2011. As a result of this test an impairment of £217 million has been recognised in respect of the associate, reducing its carrying amount to fair value.

Business overview and strategy
Delta Lloyd operates in the life insurance and pensions, general insurance, fund management and selected banking markets in the Netherlands and Belgium. The group employs approximately 5,400 permanent staff as at 31 December 2011.
In September 2011 Delta Lloyd announced the sale of its German business to Nomura Holdings Inc. The sale was in line with Delta Lloyd's stated strategy of focusing on its core markets. It follows Delta Lloyd's decision, announced in March 2010, to place its German business into run-off and to stop writing new policies. The German business is not reported as held for sale as at 31 December 2011 by Delta Lloyd. This is due to the year-end valuation of the German business which under year-end market conditions did not support a probable sale.

Market
Delta Lloyd continues to operate in competitive and mature markets. Customers in the Netherlands increasingly demand that suppliers provide value-for-money, high-performing products with transparent charges. The Dutch savings market is competitive with banks now able to offer retirement products on the same terms as insurers. Delta Lloyd has taken the opportunity to sell these bank saving products. In addition, Delta Lloyd expects growth in the Group pension market. Delta Lloyd has taken the opportunity to extend its distribution of the Group pension market through its Be Frank joint venture.
In the general insurance market there continues to be competition on premium rates, particularly in the motor sector, due to increasing claims frequencies linked with the economic downturn and weather-related events.

Products
The long-term insurance and savings business of Delta Lloyd offers a range of protection, bonds and savings and pensions services, including group pension schemes, annuities, unit-linked bonds, savings products and protection insurance. The general insurance business offers a well-diversified product portfolio including personal, motor, travel and home insurance and small to medium-sized commercial policies. Delta Lloyd also sells retail investment fund and mortgage products in the Netherlands and retail banking products in Belgium.

Distribution
Delta Lloyd distributes long-term insurance and savings and general insurance products under three brands: Delta Lloyd, OHRA and through a joint venture with ABN AMRO.
Individual investment products are sold through private banks including ABN AMRO, ING and Rabobank. On 30 December 2011, Delta Lloyd Group confirmed a 30-year joint venture for the exclusive distribution and sales of insurance products under the Friesland Bank (Insurances) label. Friesland Bank Assurantiën BV is a 100% subsidiary of FBA Holding BV. Delta Lloyd Group has acquired 51% of the shares of FBA Holding BV.

Organisational structure
The following chart shows,   in simplified form, the organisational structure of the Group as at 31 December 2011.   Aviva plc is the holding  company of the Group.

Parent company
Aviva plc

Subsidiaries
The principal subsidiaries of  the Company are listed below  by country of incorporation.  All are wholly owned, directly or indirectly, and transact  insurance or reinsurance  business, fund management  activities or services in connection therewith, unless otherwise stated.

*	Incorporated in England and Wales
**	Incorporated in People’s Republic of China Aviva plc has a 50% interest in the joint venture
***	Incorporated in Scotland
****	Includes certain investment management businesses
†	Incorporated in the United States

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
Aviva Investors UK Funds Limited
Aviva Life & Pensions UK Limited
Aviva Life Services UK Limited
Aviva Risk Management Solutions UK Limited
Aviva UKGI Investments Limited
Gresham Insurance Company Limited
The Ocean Marine Insurance Company Limited

Barbados
Victoria Reinsurance Company Ltd

Bermuda
Aviva Re Limited

Canada
Aviva Canada Inc. and its principal subsidiaries:
Aviva Insurance Company of Canada
Elite Insurance Company
Pilot Insurance Company
Scottish & York Insurance Co. Limited
S&Y Insurance Company
Traders General Insurance Company
France
Aviva Participations SA and its principal subsidiaries:
Antarius SA (50.0%)
Aviva Assurances SA
Aviva Investors France SA
Aviva Vie SA
Aviva Epargne Retraite
Eurofil SA
Union Financière de France Banque (Banking) (74.3%)

Hong Kong
Aviva Life Insurance Company Limited

Indonesia
PT Asuransi Aviva Indonesia (60.0%)

Ireland
Aviva Insurance Europe SE
Aviva Health Group Ireland Limited (70.0%)
Aviva Life & Pensions Ireland Limited (75.0%)

Italy
Aviva Italia Holding S.p.A and its principal subsidiaries:
Avipop Assicurazioni S.p.A (50.0%)
Avipop Vita S.p.A (50.0%)
Aviva S.p.A (51.0%)
Aviva Assicurazioni Vita S.p.A (50.0%)
Aviva Italia S.p.A
Aviva Previdenza S.p.A (55.0%)
Aviva Vita S.p.A (25.5%)
Eurovita Assicurazioni S.p.A (41.0%)

Lithuania
Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė "Aviva Lietuva"

Poland
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (90.0%)
Aviva Towarzystwo Ubezpieczen na Zycie SA (90.0%)
Aviva Towarzystwo Ubezpieczen Ogolnych SA (90.0%)

Russia
Closed Joint Stock Insurance Company Aviva (Zao)

Singapore
Aviva Ltd
Navigator Investment Services Limited

Spain
Aseguradora Valenciana SA, de Seguros y Reaseguros (Aseval) (50.0%)
Aviva Vida y Pensiones, SA de seguros y reaseguros
Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)
Caja Murcia Vida y Pensiones, de Seguros y Reaseguros SA (50.0%)
Caja Granada Vida, de Seguros y Reaseguros, SA (25.0%)
CxG Aviva Corporación CaixaGalicia de Seguros y Reaseguros, S.A. (50.0%)
Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)

Sri Lanka
Aviva NDB Insurance plc (51.0%)

Turkey
Aviva Sigorta AS (98.6%)

United States
Aviva USA Corporation and its principal subsidiaries:
Aviva Life and Annuity Company
Aviva Investors North America, Inc.
River Road Asset Management, LLC

Associates and joint ventures
The Group has ongoing interests in the following operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2011 are set out in notes 15 and 16 to the financial statements.

United Kingdom
The Group has interests in several property limited partnerships. Further details are provided in note 18 to the financial statements.

China
Aviva-COFCO Life Insurance Co, Limited (50.0%)

India
Aviva Life Insurance Company India Limited (26.0%)

Italy
Banca Network Investimenti S.p.A. (50.0%)

Malaysia
CIMB Aviva Assurance Berhad (49.0%)
CIMB Aviva Takaful Berhad (49.0%)

Netherlands
Delta Lloyd N.V. (39.3%)

South Korea
Woori Aviva Life Insurance Co, Ltd (47.3%)

Turkey
AvivaSA Emeklilik ve Hayat AS (49.8%)

Vietnam
Vietinbank Aviva Life Insurance Company Limited (50.0%)

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
For additional information on our financial investments, see ‘Financial statements IFRS – Note 22 – Financial investments’. For a quantitative analysis of funds under management by Aviva and third-party fund managers, see ‘Financial statements IFRS – Note 55 – Assets under management’.

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

Long-term insurance and savings business
As stated above, we aim to optimise investment returns while ensuring that sufficient assets are held to meet future liabilities and regulatory requirements. As different types of life insurance business vary in their cash flows and in the expectations placed upon them by policyholders, we need to hold different types of investments to meet these different cash flows and expectations.
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
Non-UK participating business, annuities and non-participating contracts in all countries, have a high level of guaranteed future payments. We endeavour to match the investments held against these types of business to future cash flows. We therefore have a policy of generally holding fixed income securities and mortgage loans with appropriate maturity dates.
With unit-linked business, the primary objective is to maximise investment returns, subject to following an investment policy consistent with the representations that we have made to our unit-linked product policyholders.

General insurance and health business
The general insurance and health business is comprised of shorter-term liabilities than the long-term insurance business. Furthermore, all the risk attaching to the investments is borne  by our shareholders. As a result, the investment portfolio held  to cover general insurance liabilities contains a higher proportion of fixed income securities than the portfolio held to cover life insurance liabilities.

Property partnerships
As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the investment vehicles section of ‘Financial statements IFRS – Accounting policies – (C) Consolidation principles’. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, the majority of these are in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or in the unallocated divisible surplus (UDS).

Analysis of investments
We distinguish between policyholder, participating fund and shareholder investments, which are terms used to reflect the differing exposure to investment gains and losses. Policyholder assets are connected to our unit-linked business, where the policyholder bears the investment risk on the assets in the unit-linked funds. Our exposure to loss on policyholder assets is limited to the extent that income arising from asset management charges is based on the value of assets in the funds. Participating fund assets relate to some of our insurance and investment contracts which contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. Our exposure to investment losses on participating funds is generally limited to our participation in the fund. Shareholder assets are other assets held within our long-term businesses that are not backing unit-linked liabilities or participating funds.
Investments held at 31 December 2011 and 31 December 2010 are listed below:

2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	4,168	6,384	1,086	11,638	—	11,638
Loans	917	6,471	20,728	28,116	—	28,116
Financial investments
Debt securities	15,295	79,450	58,600	153,345	(93)	153,252
Equity securities	20,602	10,788	1,293	32,683	(37)	32,646
Other investments	23,233	5,078	2,066	30,377	(217)	30,160
Total	64,215	108,171	83,773	256,159	(347)	255,812
Total %	25.1%	42.2%	32.7%	100.0%		100.0%
2010	78,455	119,706	111,265	309,426	—	309,426
2010%	25.4%	38.6%	36.0%	100.0%	—	100.0%

As the table indicates, approximately 32.7% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of equities and other investments (e.g., unit trusts), reflecting the underlying investment mandates.
Financial investment balances included in the remainder of these disclosures include financial investments of operations classified as held for sale.

Measurement basis
We carry investments on our statement of financial position at either fair value or amortised cost. As shown in the table below, at 31 December 2011, approximately 96% of the group’s total investments were carried at fair value on the statement of financial position.

			2011			2010
	Fair value £m	Amortised cost £m	Total £m	Fair value £m	Amortised cost £m	Total £m
Investment property	11,638	—	11,638	13,064	—	13,064
Loans	18,486	9,630	28,116	21,028	22,046	43,074
Financial investments
Debt securities	153,345	—	153,345	167,482	—	167,482
Equity securities	32,683	—	32,683	49,076	—	49,076
Other investments	30,377	—	30,377	36,730	—	36,730
Total	246,529	9,630	256,159	287,380	22,046	309,426
Total %	96.2%	3.8%	100.0%	92.9%	7.1%	100.0%

For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see the ‘Financial statements IFRS – Note 22 – Financial investments’.

Debt securities
We grade debt securities according to external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second-highest of the available ratings from Standard & Poor’s, Moody’s and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as ‘non-rated’.
For the tables below we have expressed our rating using Standard & Poor’s rating scale whereby investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. Where we use a rating provided by Moody’s or Fitch, we have expressed it as the Standard & Poor’s equivalent rating. For example, we consider Standard & Poor’s rating of AA (very strong) to be equivalent to Moody’s rating of AA (excellent) and Fitch’s rating of AA (very strong).
Despite the market downgrade activity during 2010 and 2011, debt securities with a credit rating of A or above at 31 December 2011 represented 75% of total holdings (2010: 77%). Approximately 39% of total debt security holdings are in government bonds and 33% of total debt security holdings were in corporate bonds with a credit rating of A or above, as of 31 December 2011.

‘Wrapped credit’ is credit exposure that has been insured with monoline insurers to achieve a better credit rating. The monoline insurers suffered further downgrades during 2010 and 2011 and this is reflected in the analysis that follows. The exposure is diversified across several monolines and the underlying bonds are diversified across many different counterparties. In general, we are a long-term holder of this debt, although we continue to review our holdings with reference to the underlying quality and prospects.
The majority of the residential mortgage-backed securities (RMBS) are US investments and over 71% of this exposure is backed by the US government-sponsored entities (GSEs) Fannie Mae and Freddie Mac. Under the conservatorship arrangements with the US government implemented in September 2008, these securities have an implicit guarantee, although they are not expressly backed by the full faith and credit of the US government. The majority of the remaining US RMBS are backed by fixed-rate loans that originated in 2005 or before.
At 31 December 2011 our exposure to collaterised debt obligations (CDO) and collaterised loan obligations (CLO) was limited to £51 million (2010: £332 million). Investments in structured assets (excluding agency RMBS that are backed by GSEs) were £6.2 billion, representing approximately 4% of total debt securities.
At 31 December 2011, the proportion of our shareholder debt securities that are investment grade remained relatively stable at 87% (2010: 88%). The remaining 13% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■	4% are debt securities that are rated as below investment grade;
■
5% are US private placements which are not rated by the major ratings agencies, but are rated an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; and

■	4% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC, most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.4 billion of private placements and other corporate bonds held in our UK Life business which have been internally rated as investment grade.

Debt securities analysed by credit rating and sector
Total debt securities analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – total
				Ratings
2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	18,077	21	—	—	—	146	18,244
UK local authorities	1	—	—	—	—	17	18
Non-UK government	20,462	7,094	11,908	1,370	581	159	41,574
	38,540	7,115	11,908	1,370	581	322	59,836
Corporate
Public utilities	96	802	5,128	2,528	132	329	9,015
Convertibles and bonds with warrants	6	—	57	342	26	4	435
Other corporate bonds	6,857	11,192	26,963	19,312	2,669	7,600	74,593
	6,959	11,994	32,148	22,182	2,827	7,933	84,043
Certificates of deposits	—	208	566	947	199	2	1,922
Structured
RMBS1 non-agency ALT A2	5	4	—	21	130	—	160
RMBS1 non-agency prime	285	22	8	—	44	—	359
RMBS1 agency	1,378	—	—	—	—	—	1,378
	1,668	26	8	21	174	—	1,897
CMBS3	1,501	208	442	138	204	1	2,494
ABS4	775	200	311	82	101	24	1,493
CDO (including CLO)5	—	—	—	—	51	—	51
ABCP6	—	40	—	—	—	—	40
	2,276	448	753	220	356	25	4,078
Wrapped credit	—	292	127	131	51	66	667
Other	316	84	309	117	64	12	902
Total	49,759	20,167	45,819	24,988	4,252	8,360	153,345
Total %	32.3%	13.2%	29.9%	16.3%	2.8%	5.5%	100.0%
2010	60,807	30,285	37,957	26,541	4,198	7,694	167,482
2010%	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	100.0%

1.	RMBS – Residential Mortgage Backed Security.
2.	ALT A – Alternative A – paper.
3.	CMBS – Commercial Mortgage Backed Security.
4.	ABS – Asset Backed Security.
5.	CDO – Collateralised Debt Obligation, CLO – Collateralised Loan Obligation.
6.	ABCP – Asset Backed Commercial Paper.

Debt securities, for which policyholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – policyholder assets

				Ratings
2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	4,659	—	—	—	—	—	4,659
UK local authorities	1	—	—	—	—	—	1
Non-UK government	838	159	870	202	126	47	2,242
	5,498	159	870	202	126	47	6,902
Corporate
Public utilities	—	43	181	94	21	18	357
Convertibles and bonds with warrants	—	—	—	1	—	4	5
Other corporate bonds	693	767	2,575	2,641	171	498	7,345
	693	810	2,756	2,736	192	520	7,707
Certificates of deposits	—	129	229	161	48	2	569
Structured
RMBS non-agency ALT A	—	—	—	—	—	—	—
RMBS non-agency prime	1	—	3	—	—	—	4
RMBS agency	—	—	—	—	—	—	—
	1	—	3	—	—	—	4
CMBS	10	3	—	—	—	—	13
ABS	6	7	49	—	3	—	65
CDO (including CLO)	—	—	—	—	—	—	—
ABCP	—	—	—	—	—	—	—
	16	10	49	—	3	—	78
Wrapped credit	—	24	1	2	2	2	31
Other	—	—	4	—	—	—	4
Total	6,208	1,132	3,912	3,101	371	571	15,295
Total %	40.6%	7.4%	25.6%	20.3%	2.4%	3.7%	100.0%
2010	5,862	1,940	4,205	3,518	370	255	16,150
2010%	36.3%	12.0%	26.0%	21.8%	2.3%	1.6%	100.0%

Debt securities, for which participating funds carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – participating fund assets

				Ratings
2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	10,876	—	—	—	—	11	10,887
UK local authorities	—	—	—	—	—	—	—
Non-UK government	13,997	4,539	9,067	903	242	41	28,789
	24,873	4,539	9,067	903	242	52	39,676
Corporate
Public utilities	71	203	1,887	663	31	53	2,908
Convertibles and bonds with warrants	—	—	21	256	26	—	303
Other corporate bonds	4,957	6,245	12,456	7,108	1,022	2,331	34,119
	5,028	6,448	14,364	8,027	1,079	2,384	37,330
Certificates of deposits	—	25	193	690	50	—	958
Structured
RMBS non-agency ALT A	—	—	—	—	5	—	5
RMBS non-agency prime	140	—	5	—	—	—	145
RMBS agency	41	—	—	—	—	—	41
	181	—	5	—	5	—	191
CMBS	151	27	26	12	8	—	224
ABS	72	35	104	28	28	—	267
CDO (including CLO)	—	—	—	—	—	—	—
ABCP	—	—	—	—	—	—	—
	223	62	130	40	36	—	491
Wrapped credit	—	71	16	39	6	6	138
Other	235	59	229	87	47	9	666
Total	30,540	11,204	24,004	9,786	1,465	2,451	79,450
Total %	38.4%	14.1%	30.2%	12.3%	1.8%	3.2%	100.0%
2010	34,844	18,764	17,485	10,970	1,586	1,765	85,414
2010%	40.8%	22.0%	20.5%	12.8%	1.9%	2.0%	100.0%

Debt securities, for which shareholders carry the exposure to investment losses, analysed by credit rating and product type are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

Debt securities – shareholder assets

				Ratings
2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	2,542	21	—	—	—	135	2,698
UK local authorities	—	—	—	—	—	17	17
Non-UK government	5,627	2,396	1,971	265	213	71	10,543
	8,169	2,417	1,971	265	213	223	13,258
Corporate
Public utilities	25	556	3,060	1,771	80	258	5,750
Convertibles and bonds with warrants	6	—	36	85	—	—	127
Other corporate bonds	1,207	4,180	11,932	9,563	1,476	4,771	33,129
	1,238	4,736	15,028	11,419	1,556	5,029	39,006
Certificates of deposits	—	54	144	96	101	—	395
Structured
RMBS non-agency ALT A	5	4	—	21	125	—	155
RMBS non-agency prime	144	22	—	—	44	—	210
RMBS agency	1,337	—	—	—	—	—	1,337
	1,486	26	—	21	169	—	1,702
CMBS	1,340	178	416	126	196	1	2,257
ABS	697	158	158	54	70	24	1,161
CDO (including CLO)	—	—	—	—	51	—	51
ABCP	—	40	—	—	—	—	40
	2,037	376	574	180	317	25	3,509
Wrapped credit	—	197	110	90	43	58	498
Other	81	25	76	30	17	3	232
Total	13,011	7,831	17,903	12,101	2,416	5,338	58,600
Total %	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%
2010	20,101	9,581	16,267	12,053	2,242	5,674	65,918
2010%	30.5%	14.5%	24.7%	18.3%	3.4%	8.6%	100.0%

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

Total assets

	Rating with insurance guarantee		Rating without insurance guarantee
2011	Fair value £m	% of total	Fair value £m	% of total
Wrapped credit
AAA	—	0.0%	—	0.0%
AA	292	43.8%	32	4.8%
A	127	19.0%	150	22.5%
BBB	131	19.6%	207	31.0%
Less than BBB	51	7.7%	51	7.7%
Non-rated	66	9.9%	214	32.1%
Not available without insurance guarantee	—	—	13	1.9%
	667	100.0%	667	100.0%
RMBS agency

AAA	1,378	100%	1,378	100%

Equity securities
The table below analyses our investments in equity securities by sector.

2011	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public utilities	2,728	1,368	37	4,133
Banks, trusts and insurance companies	3,386	2,281	598	6,265
Industrial miscellaneous and all other	14,455	7,116	287	21,858
Non-redeemable preferred shares	33	23	371	427
Total	20,602	10,788	1,293	32,683
Total %	63.0.%	33.0%	4.0%	100.0%
2010	31,442	12,308	5,326	49,076
2010%	64.1%	25.0%	10.9%	100.0%

At 31 December 2011, shareholder investment in equity securities amounted to £1.3 billion, the majority of which relates to our Italian business. The investments include £439 million strategic holding in UniCredit and other financial institutions where we have a strategic relationship (£288 million net of minority interest).
Of our £6.3 billion exposure to equity investments in banks, trusts and insurance companies, £0.6 billion relates to shareholder investments, which includes our strategic holding as mentioned above.

Exposures to peripheral European countries
As with other disclosures in the analysis of assets section, all current and comparative figures stated below exclude Delta Lloyd.
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings is within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Net of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2010 and is detailed below; 86% (2010: 80%) of our shareholder asset exposure to Greece, Ireland, Italy, Portugal and Spain arises from investment exposure in businesses domiciled in the respective countries.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests,

excluding policyholder assets)

2011	Participating fund assets £bn	Shareholder assets £bn	Total £bn
Greece	—	—	—
Ireland	0.3	0.2	0.5
Portugal	0.2	—	0.2
Italy	5.6	0.8	6.4
Spain	0.8	0.3	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.9	1.3	8.2
FY10 Greece, Ireland, Portugal, Italy and Spain	6.2	1.6	7.8

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

2011	Participating fund assets £bn	Shareholder assets £bn	Total £bn
Greece	—	—	—
Ireland	0.4	0.2	0.6
Portugal	0.2	—	0.2
Italy	9.7	1.1	10.8
Spain	1.0	0.6	1.6
Total Greece, Ireland, Portugal, Italy and Spain	11.3	1.9	13.2
FY10 Greece, Ireland, Portugal, Italy and Spain	11.3	2.0	13.3

Other investments
The table below analyses other investments by type.

2011	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	22,546	4,020	694	27,260
Derivative financial instruments	49	362	1,087	1,498
Deposits and credit institutions	158	61	208	427
Minority holdings in property management undertakings	22	579	16	617
Other	458	56	61	575
Total	23,233	5,078	2,066	30,377
Total %	76.5%	16.7%	6.8%	100.0%
2010	26,814	6,608	3,308	36,730
2010%	73.0%	18.0%	9.0%	100.0%

Property
Our global headquarters are located in St Helen’s, 1 Undershaft, London, England. We also have the following regional headquarters:
■	UK – UK Life: York, England;
■	UK – UK General Insurance: Norwich, England;
■	Europe – London, England;
■	North America – Chicago, Illinois, USA;
■	Asia Pacific – Singapore; and
■	Aviva Investors – London, England.

In addition to the above, our regions have major offices in the following locations:
■	North America: Scarborough, Ontario, Canada and West Des Moines, Iowa, USA; and
■	Europe: Paris, France; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; and Milan, Italy.

We own or lease space in 24 countries around the world. As at 31 December 2011, we owned and occupied land and buildings  for our own use with a total book value of £215 million (2010: £440 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued  at £9,848 million at 31 December 2011 (2010: £11,241 million).

Contractual obligations
Contractual obligations with specified payment dates at 31 December 2011 included the following:

	Less than one year £m	Between one and three years £m	Between three and five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
— Insurance contracts – non-linked1	9,692	19,254	18,367	117,906	165,219
— Investment contracts – non-linked2	59,690	—	—	—	59,690
— Linked business2	65,994	—	—	—	65,994
General insurance3	5,621	4,061	1,941	4,235	15,858
	140,997	23,315	20,308	122,141	306,761
Other contractual obligations4
Borrowings	1,534	1,535	1,021	12,428	16,518
Operating lease obligations	120	214	186	667	1,187
Capital commitments	45	11	3	—	59
Payables and other financial liabilities5	10,334	333	265	1,750	12,682
Net asset value attributable to unitholders	10,352	—	—	—	10,352
Total	163,382	25,408	21,783	136,986	347,559

Reconciliation to the statement of financial position	£m
Total contractual obligations above	347,559
Effect of discounting contractual cash flows for insurance contracts	(46,016)
Contractual undiscounted interest payments6	(7,787)
Difference between carrying value of borrowings and undiscounted cash flows of principle	(281)
Contractual cash flows under operating leases and capital commitments	(1,246)
Difference between derivative liabilities contractual cash flows and carrying value	(1,452)
Liabilities of operations classified as held for sale	363
Non-contractual/short-term obligations
— Unallocated divisible surplus7	650
— Provisions8	992
— Current and deferred tax liabilities	1,403
— Other liabilities	2,828
Total liabilities per statement of financial position	297,013

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

2.
All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for non-linked investment contracts is shown in the ‘Less than one year’ column above.

3.
Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘Financial statements IFRS – Note 36 – Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.

4.	The Group has no material finance leases for property and equipment.
5.	Includes obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £5,229 million.
6.
When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.

7.
The unallocated divisible surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities in the UK, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated divisible surplus.

8.
Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes around the world, full details of which are provided in ‘Financial statements IFRS – Note 44 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. In 2010 and 2011 respectively, long-term funding agreements were agreed with the trustees of the main UK and RAC schemes which are expected to eliminate the funding deficits over time. Contributions to these and the other schemes are regularly reviewed in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 22 years in the RAC scheme, 19 years in the Irish scheme and 13 years in the Canadian scheme.

Risk management objectives
As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders.
Our sustainability and financial strength are underpinned by effective risk management, which allows us to predict future changes, move more quickly and take better decisions for our customers, giving them prosperity and peace of mind. The Group’s risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital in accordance with our risk appetite. Consequently, our risk management objectives are to:
■	Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■	Allocate capital where it will make the highest returns on a risk-adjusted basis; and
■	Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

In 2011, in support of these objectives, the Group continued its work to enhance the risk management framework across the Group and to promote a strong risk management culture supported by a robust governance structure.

Risk management framework
Aviva’s risk management framework forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework are described below:

Risk appetite
Risk appetite is an expression of the level of risk we are willing and able to accept in pursuit of our strategic objectives and thus provides the context for our risk and capital management.
The following appetite statements, which are reviewed and approved by the Board, demonstrate a key focus on balance sheet strength and protection of the franchise value. They supplement risk appetite statements relating to the regulatory solvency position.
■
Economic capital: the Aviva Board requires that the Group has sufficient capital to remain able to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group’s strategic target of maintaining a credit rating in the AA range.

■
Liquidity: the Board requires that the Group maintains significant liquid resources to meet both planned cash outflows and cover unexpected cash requirements under stress conditions. In addition, the Group maintains substantial unutilised committed credit facilities to cover extreme adverse scenarios.

■           Franchise value: we recognise that our long-term sustainability depends upon the protection of our franchise and our relationship with customers. As such, we will not accept risks that materially impair the reputation of the Group and we will require that customers are always treated with integrity.

Qualitative statements on the Group’s appetite for taking and retaining particular risk types, the Group’s risk preferences, are set out in the risk management framework policy. The Group’s position against the quantitative risk appetite statements is monitored and reported to the Board on a regular basis. Economic capital risk appetites by risk type and by business unit are set in support of the aggregate Group risk appetite based on the Board approved business plan. More granular risk tolerances and limits are set out in our risk management policies and supporting guidance, which are implemented across the Group.

Risk management
The Group’s approach to risk management ensures that significant existing or emerging risks are actively identified, measured, managed, monitored and reported on a continuous basis. Risks are measured considering the significance of the risk to the business and its stakeholders (both internal and external) in the context of our strategy, objectives and risk appetite. Monitoring ensures that risk management approaches are effective, and also seeks to identify risk-taking opportunities to improve the risk-adjusted performance of the Group. Risk management is not only embedded throughout the business but is also aligned with the strategic planning process. We set our business plans guided by our overarching strategy, risk appetite and goal of improving risk-adjusted returns.
We integrate risk considerations and capital needs into day-to-day management and decision-making processes. We actively manage our risk profile through a wide range of techniques, including product design, pricing, underwriting, asset allocation, investment management, duration matching, hedging, reinsurance, acquisitions and disposals, management of the capital structure and of committed credit facilities.
The development and evaluation of our business plans and our various capital and risk management actions are supported by risk modelling, which has been a key area of further enhancement throughout 2011.

Risk modelling
For the purposes of risk identification and measurement, risks are usually grouped by risk type: credit, market, liquidity, general insurance, life insurance and operational risk. Risks falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.
To evaluate the impact of these risks, we carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests and consider the management actions available to respond to the conditions envisaged. These stress and scenario tests are sometimes prescribed by supervisory authorities, but are supplemented by management-defined scenarios drawn from historical periods of adverse conditions, from risk models and from management discussions.
In addition, ‘reverse stress tests’ are generated where the intention is to identify the extreme scenarios which would test the business model to the point of failure. These are used to facilitate discussions on whether business plans should be modified.More details on our capital modelling, including our internal risk-based economic capital model, can be found on page 47.
Risk modelling is an area of focus for continued enhancement and development.

Risk management responsibilities
Roles and responsibilities for risk management in Aviva are based around the ‘three lines of defence’ model where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk-taking, implementing the risk management framework and embedding a risk culture (1st line of defence). The risk function is accountable for quantitative and qualitative oversight and challenge of the identification, measurement, management, monitoring and reporting of key risks and for developing the risk management framework (2nd line of defence). Internal audit provides an independent assessment of the risk framework and internal control processes (3rd line of defence).

Risk policies and procedures
To promote a consistent and rigorous approach to risk management across all the businesses and locations in which we operate, we have a set of formal risk policies and business standards. These set out risk management and control requirements for the Group’s worldwide operations. As our business responds to changing market conditions and customer needs, we regularly monitor the appropriateness of our risk policies and business standards to ensure that they remain up-to-date.
Businesses regularly identify and review risk exposures. Where risks are outside of tolerance, action plans are required. Similarly, controls are regularly reviewed for effectiveness and remediation actions implemented where necessary. This process is supported by a semi-annual sign-off by the business chief executive and chief financial officers of policy compliance and of the completeness of the list of risks identified. This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all our core business activities, and that the processes for managing risk are understood and followed consistently across our global businesses.
A top-down, key risk identification and assessment process is carried out monthly in the risk function at Group level based on Group and regional chief risk officer (CRO) and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews.
The bottom-up and top-down risk assessment processes are used to generate risk reports which are shared with the relevant committees.
As part of the annual business planning process, we formally consider the risks present in, and to, the draft plan, the consistency of the draft plan with the Group’s risk appetite and the appropriate management actions and controls to address any risks identified. The risk assessment forms part of the formal plan submitted to the Group Executive Committee (GEC) and Board for discussion and approval.

Risk governance and oversight
As described in the corporate governance report on page 57, the Aviva plc Board is responsible for setting the Group’s risk appetite and monitoring the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations. The Risk Committee (RC) assists the Board in its oversight of risk and risk management across the Group. The GEC assists the Group CEO with regard to strategic, monitoring and controls aspects of day-to-day management including monitoring the development and implementation of group strategies, plans and policies, the monitoring of performance, the assessment and control of risk and the maintenance and ongoing development of a robust framework and environment.
The GEC has established the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) to assist it with the execution of its duties. The ALCO provides a key focus on business and financial risks and the ORC provides a key focus on operational risks. The group-level committees are in turn supported by similar governance structures in the regions. These relationships are summarised in the diagram below.

Principal risks and uncertainties
In accordance with the requirements of the FSA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 53. Our disclosures covering ‘risks relating to our business’ in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section ‘Risks relating to our business’ on page 115.

Risk environment
The first half of 2011 was characterised by relatively benign investment market conditions. However, the third quarter saw a sharp worsening in the global economic outlook and substantial deterioration in equity and credit markets in the US, the UK and Europe. While equity markets recovered to some degree in the fourth quarter, the ongoing stressed conditions in the eurozone led to further widening in sovereign bond spreads for a number of countries and weighed heavily on corporate bond prices. The continued political and economic uncertainty relating to the eurozone combined with the high levels of debt in many western economies act as a brake on economic growth and lead to the potential for a low growth, low interest rate environment to persist for some time.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, liquidity, operational and reputational risks as described in the risk factors table on pages 44–45 and in note 53 of the financial statements. However, the decision to sell a 15% stake in Delta Lloyd reduced our IFRS balance sheet sensitivity to equity markets and mortgages and the sale of the RAC reduced our strategic equity exposure. The risk profile was also modified by the extension of the equity hedging programme, implementation of credit and inflation hedges and by reducing sales of products with onerous guarantees.

Risk factors
This table sets out the definitions of each key risk type, the Group’s risk preferences, the key risk drivers and a summary of the related risk mitigation in 2011.

Risk type	Risk preferences (risks we like/dislike)

Credit	■	Credit risk is an area where we can provide the returns required to offer competitive products to our customers and generate returns for our shareholders
Risk of financial loss as a result of the default or failure of third parties to meet their payment obligations, or variations in market values as a result of changes in expectation related to these risks
■
In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities

Market
Risk of adverse financial impacts due to changes in fair values or future cash flows from fluctuations in interest rates, foreign currency exchange rates, equity prices and property values	■	We actively seek some market risks as part of our investment and product strategy
	■	We have a limited appetite for interest rate risk as we do not believe this is adequately rewarded
	■	We actively seek to manage foreign currency risk by matching assets and liabilities in functional currencies at business unit level and by hedging

Liquidity
Risk of not being able to make payments as they become due because there are insufficient assets in cash form	■
The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid, assets such as commercial mortgages

Life insurance
Risk of adverse movements in mortality, morbidity, longevity, persistency and expenses (including commissions), and policyholder behaviour around take-up of insurance guarantees and options	■	We take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available

General insurance
Risk of adverse movements in claims, underwriting, catastrophe experience and reserving	■	We take general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing
	■	We have a preference for those risks that we understand well, that are intrinsically well managed and where there is a spread of risks in the same category

Operational
Risk of direct or indirect loss resulting from inadequate or failed internal processes, or from people and systems, or from external events, including changes in the legislative or regulatory environment
	■	Operational risk should generally be reduced to as low a level as is commercially sensible, on the basis that taking operational risk will rarely provide us with an upside
■
We continually seek to improve processes through reduction of errors, rework and broken promises with the outcome of reducing operational losses, improved customer proposition and employee satisfaction and reduced operational risk

Brand and reputation
Risk of loss of franchise value due to damage of our brand or our reputation with customers, distributors, investors and regulators	■	Brand and reputation risk should generally be reduced to as low a level as is commercially sensible
	■	We continually seek opportunities to improve processes, with the outcome of improved customer proposition, sustained customer confidence and a positive regulatory reputation

For further details refer to ‘Risks relating to our business’ on page 115 and ‘Financial statements IFRS – Note 53 – Risk management’.

Key drivers			Risk mitigation in 2011
■	Credit spread: changes in the likelihood of default losses perceived by the market or changes in the default or liquidity risk premium demanded by the market	■	Reduction in aggregate direct shareholder assets exposure to the governments (and local authorities and agents) of Greece, Ireland, Portugal, Italy and Spain
■	Counterparty default: includes a delay in repayments or interest payments, restructuring of borrower repayments/ interest schedule, bankruptcy	■	Credit risk hedging
■	Rating migration: changes in rating agency perspective on credit risk	■	Investment restrictions on sovereign and corporate exposure to some eurozone countries
■	Equity: market dynamics (e.g. price/index moves and volatility)	■	Specific asset de-risking
■	Property: changes in market value or volatility of portfolios
■	Interest rate: changes in interest rates or shape of the yield curve	■	Active asset management and hedging in business units
■	Currency: changes in spot/forward prices, volatility, correlations	■	Increased size of Group-level equity hedging programme
■	Cash inflows: from premiums, investment income, capital injections, dividends and loans	■	Pension fund de-risking
■	Cash outflows: for claims and redemptions, debt service requirements, tax payments, dividends to group and expenses	■	Asset and liability duration matching limits impact of interest rate changes and actions taken to manage guarantee risk, through product design
■	Cash collateral requirements	■	Maintaining committed borrowing facilities (£2.1 billion) from banks
■	The actual experience on mortality, morbidity, longevity, expenses or persistency (lapse rates) is adverse to the pricing assumptions	■	Asset liability matching methodology develops optimal asset portfolio maturity structures in our businesses to ensure cash flows are sufficient to meet liabilities
■	Poor underwriting criteria allow risks to be accepted at inadequate premium levels, or proposals to be accepted, which should be declined	■	Commercial paper issuance
■	Policyholder behaviour differs from that assumed such as in the exercise of valuable options	■	Enhanced pricing risk selection reflected in improved new business internal rate of return (IRR)
■	Claims incurred from catastrophic events, such as flooding or windstorm	■	Product mix changes that reduce overall capital strain
■	Financial impact of worsening claims ratios and inadequate reserves	■	Use of reinsurance to mitigate mortality/morbidity risks
■	Claims inflation is higher than assumed	■	Enhanced guidelines to support businesses through the complete cycle of product design, development and pricing
■	Poor design or inadequate pricing of products	■	Use of reinsurance to help reduce the financial impact of a catastrophe and manage earnings volatility
■	Failure of key processes and controls resulting in mis-selling, fraud or losses requiring customer compensation	■	Extensive use of data, financial models and analysis to improve pricing and risk selection
■	Systems errors or failure of information and communications systems that affects the delivery of services to our customers	■	Underwriting and claims management disciplines
■	Adverse changes in external environment including competitive landscape, customer behaviour and distribution models	■	Digital mapping to better manage property flood risk
■	Media speculation and negative publicity, adverse market and customer perception	■	Focus on personal lines, small and medium-sized enterprises
■	Products or services recommended by us not performing as expected	■	Inflation hedging
■	Velocity of near-instantaneous global transmissions of failure and use of social networking sites	■	Roll out of enhanced business standards covering key processes
		■	Ongoing monitoring of controls
		■	Building our brand prominence and regularly monitoring brand metrics
		■	Targeting the delivery of exceptional experience to our customers and treating customers fairly in line with the FSA principles
		■	Monitoring metrics including customer advocacy, retention and complaints

Capital management
Capital management objectives
The primary objective of capital management is to optimise the balance between return and risk, while maintaining economic and regulatory capital in accordance with risk appetite. Aviva’s capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, while also recognising the critical importance of protecting policyholder and other stakeholder interests.
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
In managing capital we seek to:
■
maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

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
■
declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an adjusted operating earnings after tax basis* in the 1.5 to 2.0 times range as a guide.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Accounting basis:
Capital employed by segment and financing of capital
The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2011 £m	2010 £m
Long-term savings	15,079	14,856
General insurance and health	5,875	4,747
Fund management	218	215
Other business	(1,102)	(119)
Corporate1	(228)	(997)
Delta Lloyd	776	5,089
Total capital employed	20,618	23,791
Financed by:
Equity shareholders’ funds	12,643	12,794
Non-controlling interests	1,530	3,741
Direct capital instruments	990	990
Preference shares	200	200
Subordinated debt	4,550	4,572
External debt	705	1,494
Total capital employed	20,618	23,791

1
“Corporate” includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

–
Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

–
Certain subsidiaries, subject to continuing to satisfy standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s-length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 31 December 2011 we had £20.6 billion (2010: £23.8 billion) of total capital employed in our trading operations, measured on an IFRS basis. The reduction is primarily driven by the deconsolidation of Delta Lloyd and the impact of financial markets.
In May 2011 we issued £450 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2021. In November 2011 we issued a further $400 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2016. These instruments are expected to comply for Tier 2 treatment under Solvency 2. The transactions had a positive impact on Group IGD solvency and Economic Capital measures. Also in November 2011 €800 million of Lower Tier 2 hybrid capital securities were redeemed at first call.

Regulatory capital – overview
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Regulatory capital – group
European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2011 £bn	2010 £bn
IGD capital resources	5.6	8.5	14.1	16.3
Less: capital resource requirement (CRR)	(5.6)	(6.3)	(11.9)	(12.5)
IGD excess solvency	—	2.2	2.2	3.8
Cover of EU minimum (calculated excluding UK Life funds)		1.3 times		1.6 times

The EU IGD regulatory capital solvency surplus has decreased by £1.6 billion since 31 December 2010 to £2.2 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Adjusted operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(1.9)
Pension scheme funding	(0.3)
Impact of Delta Lloyd sell down	0.1
Impact of RAC sale	0.2
Restructuring of UK regulated general insurance entities	0.2
Increase in CRR	(0.3)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 31 December 2011	2.2

Regulatory capital – UK Life with-profit funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 31 December 2011 and 31 December 2010.

	Estimated realistic assets £bn	Estimate realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Support arrange-ment3 £bn	Estimated risk capital Margin5 £bn	Estimated excess £bn	2010 Estimated excess £bn
NWPSF	18.6	(18.6)	—	1.1	(0.4)	0.7	0.8
OWPSF	3.0	(2.7)	0.3	—	(0.1)	0.2	0.2
WPSF4	19.4	(17.8)	1.6	—	(0.6)	1.0	1.4
Aggregate	41.0	(39.1)	1.9	1.1	(1.1)	1.9	2.4

1
These realistic liabilities include the shareholders’ share of future bonuses of £0.3 billion (31 December 2010: £0.7 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £38.8 billion (31 December 2010: £41.5 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (31 December 2010: £1.9 billion, £0.3 billion and £3.1 billion).

2	Estimated realistic inherited estate at 31 December 2010 was £nil billion, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3	The support arrangement represents the reattributed estate (RIEESA) of £1.1 billion at 31 December 2011 (31 December 2010: £1.2 billion).
4	The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion, and therefore does not impact the realistic inherited estate.
5	The risk capital margin (RCM) is 2.7 times covered by the inherited estate and support arrangement (31 December 2010: 3.7 times).

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds at 31 December 2011 was:

	2011%	2010%
Equity	22%	26%
Property	17%	16%
Fixed interest	54%	57%
Other	7%	1%

The equity backing ratios, including property, supporting with-profit asset shares are 71% in NWPSF and OWPSF, and 74% in WPSF.

Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the Group. The model is based on a framework for identifying the risks to which business units, and the Group as a whole, are exposed. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital where appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks. The capital requirement reflects the cost of mitigating the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks, allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer-term profits emerging from in-force and new business, allowing for consideration of longer-term value emergence as well as shorter-term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II
The development of Solvency II continues in 2012 with a view to complete discussions about legislation. The key priority is concluding the discussions on the Omnibus II directive to provide clarity about the implementation date as well as the role of transitionals in the level 2. Once this is concluded we expect the European Commission to complete the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II. Aviva continues to actively participate in these developments through the key European industry working groups and by engaging with the FSA and HM Treasury to inform the ongoing negotiations in Brussels.

Rating agency
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non-financial factors (e.g. strategy, competitive position and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard & Poor’s is AA- (‘very strong’) with a Negative outlook; Aa3 (‘excellent’) with a Negative outlook from Moody’s; and A (‘excellent’) from A M Best. The outlook on the group’s rating from AM Best is ‘Under review with Negative Implications’. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and strong liquidity position.

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
These KPIs comprise:
■	Earnings per share (International Financial Reporting Standards basis);
■	Proposed ordinary dividend per share and dividend cover;
■	Adjusted operating profit before tax;
■	Worldwide sales;
■	Operating capital generation; and
■	Return on equity shareholders’ funds.

Management also use a variety of other performance indicators (OPIs) in both running and assessing the performance of individual business segments and units, rather than the Group as a whole. OPIs include measures such as new business margin, combined operating ratio and underwriting profit.
In addition to reporting on our financial performance, it is important that as a forward-thinking company we are aware of our wider responsibilities and report on the non-financial aspects of our performance. We consider that our employees and customers are fundamental to the success of our business; as such, they form the basis for our non-financial measures, and include:
■	Employee engagement and leadership; and
■	Customer advocacy.

Accounting basis of preparation
International Financial Reporting Standards (IFRS)
Our consolidated financial statements are prepared under IFRS, using standards issued by the International Accounting Standards Board (IASB) and endorsed by the EU. In addition to fulfilling this legal obligation, the Group has also complied with IFRS as issued by the IASB and applicable at 31 December 2011.
The financial data contained in the report and accounts has been prepared using the Group’s accounting policies set out on pages 127 to 141. Where applicable, the financial statements have also been prepared in accordance with the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI), the most recent version of which was issued in December 2005 and amended in December 2006.

49
Aviva plc
Annual Report on Form 20-F 2011

Governance

In this section

	Page
Board of directors	50
Executive management	52
Directors' report	53
Corporate governance report	57
Nomination Committee report	66
Audit Committee report	68
Risk Committee report	71
Corporate Responsibility Committee report	73
Directors' remuneration report	74

Governance

Board of Directors

1. Lord Sharman of Redlynch OBE
Chairman (Age 69)
Appointed to the Board in January 2005 and became chairman in January 2006. Currently president of GamCare (charity). Former chairman of Aegis Group plc (media services) and KPMG International (auditors), deputy chairman of Group 4 Securicor plc (security services), member of the supervisory board of ABN AMRO Holding N.V. (banking) and an independent non-executive director of Young & Co’s Brewery plc (drinks), AEA Technology plc (commercial/technology), BG Group plc (oil and gas) and Reed Elsevier Group plc (publishing). Chairman of the Board and the Nomination Committee and a member of the Corporate Responsibility Committee.

2. John McFarlane OBE
Independent non-executive director and deputy chairman (chairman designate)
(Age 64)
Appointed to the Board in September 2011. Currently a non-executive director of The Royal Bank of Scotland Group plc (banking) until 30 March 2012, Westfield Holdings Limited (retail mall developer and operator) and Old Oak Holdings Limited (financial holding company). Former chief executive officer of Australia and New Zealand Banking Group Limited, executive director of Standard Chartered plc, head of Citicorp and Citibank UK and Ireland, and managing director of Citicorp Investment Bank. Former director and council member of The London Stock Exchange (financial services) and former non-executive director of Capital Radio plc (media), The Securities Association (UK securities regulator), the Auditing Practices Board (auditing regulator) and the Business Council of Australia. Former chairman of the Australian Bankers Association. Member of the Nomination Committee.

3. Andrew Moss
Group chief executive (Age 53)
Appointed to the Board in May 2004. Joined as group finance director and became group chief executive in July 2007. Currently treasurer and a member of the board of The Geneva Association and a member of the board of the Association of British Insurers. Previously director of finance, risk management and operations at Lloyd’s of London (insurance) and formerly held a number of senior management positions at HSBC plc (banking). Member of the Corporate Responsibility and Nomination Committees and a member of the supervisory board of Delta Lloyd N.V.

4. Patrick Regan
Chief financial officer (Age 45)
Appointed to the Board in February 2010 as chief financial officer. Previously group chief financial officer and group chief operating officer at Willis Group Holdings Limited (insurance broking), group financial controller for RSA Insurance Group plc (insurance) and finance and claims director, UK general insurance for AXA Insurance (insurance). He also held a number of senior management positions at GE Capital (financial services) and specialised in corporate finance and investigations at Grant Thornton (professional services). Member of the supervisory board of Delta Lloyd N.V.

5. Trevor Matthews
Executive director (Age 59)
Appointed to the Board in December 2011 as chief executive, Aviva UK. Previously chief executive officer and vice-chairman of Friends Life (insurance) and chief executive officer of Friends Provident plc (insurance). Former chief executive of Standard Life Assurance Company Limited, president and chief executive officer of Manulife Japan and executive vice-president, Canadian operations and chairman, Manulife Bank, Toronto. He has also held senior management positions at National Australia Bank and Legal & General Assurance Holdings Australia Limited.

6. Igal Mayer
Executive director (Age 50)
Appointed to the Board in January 2011 as chief executive, Aviva Europe. Joined the Group in 1989 and held various senior management positions before becoming chief financial officer and executive vice-president of Aviva Canada, managing director, London markets for CGU Insurance and finance director for Norwich Union Insurance. He was also previously president and chief executive officer of Aviva Canada, chief executive of Aviva UK General Insurance and chief executive of Aviva North America.

7. Glyn Barker
Independent non-executive director
(Age 58)
Appointed to the Board in February 2012. Currently a non-executive director of The Berkeley Group Holdings plc (construction) and a trustee of the English National Opera. Formerly vice-chairman UK of PricewaterhouseCoopers LLP and responsible for leading the executive team for the Europe, Middle East, Africa and India region. Formerly also UK head of assurance and a member of the UK management board of PricewaterhouseCoopers LLP.

8. Mary Francis CBE
Independent non-executive director
(Age 63)
Appointed to the Board in October 2005. Currently senior independent director of Centrica plc (utilities) and a non-executive director of Cable & Wireless Communications plc (telecoms). A senior adviser to Chatham House and chair of governors, James Allen’s Girls’ School. Formerly a senior civil servant, director general of the Association of British Insurers, and a non-executive director of the Bank of England, Alliance & Leicester plc (banking), St Modwen Properties plc (property development) and the Almeida Theatre Company Limited. Member of the Audit, Nomination and Risk Committees.

9. Richard Karl Goeltz
Senior independent non-executive director (Age 69)
Appointed to the Board in May 2004. Currently a non-executive director of the Warnaco Group Inc. (clothing), the New Germany Fund (investment trust), the Central Europe and Russia Fund (investment trust) and the European Equity Fund (investment trust), a member of the Council and Court of Governors of The London School of Economics and Political Science and a trustee of the American Academy in Berlin. Former vice-chairman and chief financial officer of American Express Company (financial services) and director and chief financial officer of NatWest Group plc (banking). Former non-executive director of Delta Air Lines, Inc. (transport) and Federal Home Loan Mortgage Corporation (Freddie Mac) (financial services) and a former member of the Accounting Standards Board (UK). Member of the Audit and Nomination Committees.

10. Euleen Goh
Independent non-executive director
(Age 56)
Appointed to the Board in January 2009. Currently a non-executive director of Singapore Airlines Limited (aviation), DBS Bank Limited (banking), DBS Group Holdings Limited (banking), Singapore Exchange Limited (financial services), CapitaLand Limited (real estate) and the Singapore Chinese Girls’ School. Chairman of the Singapore International Foundation. Former chairman of the Accounting Standards Council of Singapore and former chief executive officer of Standard Chartered Bank in Singapore (banking). Member of the Audit and Corporate Responsibility Committees.

11. Michael Hawker AM
Independent non-executive director
(Age 52)
Appointed to the Board in January 2010. Currently a non-executive director of Macquarie Bank Limited (banking), Macquarie Group Limited (banking) and Australian Rugby Union. Chairman of The George Institute for Global Health and director/trustee of the George Institute for Global Health (UK). Also a member of the advisory council at General Enterprise Management Services International Limited (private equity). Formerly chief executive and managing director of Insurance Australia Group (insurance) and chairman of the Insurance Council of Australia. Chairman of the Risk Committee and a member of the Audit and Remuneration Committees.

12. Gay Huey Evans
Independent non-executive director (Age 57)
Appointed to the Board in October 2011. Currently a non-executive director of The London Stock Exchange Group plc (financial services) and Clariden Leu (Europe) Limited (financial services). Member of the management board and of the panel of finance experts of the Panel of Recognised International Market Experts in Finance (PRIME Finance), a trustee of Wellbeing of Women (UK) (charity) and The Wigmore Hall Trust (charity). Formerly vice-chairman of the board and non-executive chairman, Europe of the International Swaps and Derivatives Association, Inc. (ISDA) (financial trade association), vice-chairman, Investment Banking & Investment Management at Barclays Capital (banking) and held senior management positions at Citi Alternative Investments (EMEA) (banking), the Financial Services Authority (UK regulator) and Bankers Trust Company (banking). Chairman of the Corporate Responsibility Committee.

13. Leslie Van de Walle
Independent non-executive director
(Age 55)
Appointed to the Board in May 2009. Currently chairman of SIG plc (construction) and non-executive director of La Seda de Barcelona, SA (plastic packaging) and DCC plc (business support). Formerly chief executive officer of Rexam plc (packaging), executive vice-president of retail for oil products and head of oil products, Shell Europe, for Royal Dutch Shell plc and previously held a number of senior management positions with Cadbury Schweppes plc (consumer goods) and United Biscuits Ltd (consumer goods). Former non-executive director of Aegis Group plc (media services). Member of the Remuneration and Risk Committees.

14. Russell Walls
Independent non-executive director
(Age 68)
Appointed to the Board in May 2004. Currently non-executive director of Biocon Limited (healthcare), Signet Jewelers Limited (retail) and Mytrah Energy Limited (wind power producer). Former group finance director of BAA plc (transport), Wellcome plc (pharmaceuticals) and Coats Viyella plc (textiles), treasurer and trustee of the British Red Cross and a member of the Finance Commission of the International Federation of the Red Cross. Formerly senior independent non-executive director of Stagecoach Group plc (transport) and Hilton Group plc (leisure) and a non-executive director of Delphic Diagnostics Limited (medical) and Mersey Docks and Harbour Company (transport). Chairman of the Audit Committee and a member of the Nomination and Risk Committees.

15. Scott Wheway
Independent non-executive director
(Age 45)
Appointed to the Board in December 2007. Currently a strategic adviser to Best Buy Co., Inc. (retail services). Former chief executive officer of Best Buy Europe (retail services), director of The Boots Company plc (pharmacy) (now known as The Boots Company Limited) and managing director and retail director of Boots the Chemist at Alliance Boots plc. Formerly held a number of senior executive positions at Tesco plc (retail services), including chief executive of Tesco in Japan. Chairman of the Remuneration Committee and a member of the Corporate Responsibility Committee.

Executive Management

Andrew Moss
Group chief executive (Age 53)
See page 50

Patrick Regan
Chief financial officer (Age 45)
See page 50

Trevor Matthews
Chief executive, Aviva UK (Age 59)
See page 50

Igal Mayer
Chief executive, Aviva Europe (Age 50)
See page 50

John Ainley
Group human resources director (Age 55)
Joined the Group in 1999. Formerly held senior HR positions at WH Smith plc, ICL Limited and GEC Avionics Limited. Previously Group HR Director for Norwich Union Insurance and Norwich Union Life. Holds a Law degree and is a Companion of the Chartered Institute of Personnel Development.

Alain Dromer
Chief executive, Aviva Investors (Age 57)
Joined the Group in September 2007. Formerly global head of group investment businesses at HSBC, senior executive vice-president and head of asset management and insurance at Credit Commercial de France and director of capital markets at La Compagnie Financiére Edmond de Rothschild. Previously held senior positions at the French Treasury in the Ministry of Finance and the French Institute for Statistics and Economic Studies. Educated at l’École Polytechnique, Paris and l’École Nationale de la Statistique l’Administration Économique, Paris.

Richard Hoskins
Chief executive, Aviva North America (Age 47)
Joined the Group in 2009. Formerly executive vice-president and chief financial officer of Aviva North America. Previously executive vice-president and chief financial officer for Old Mutual US, acting group finance director and deputy group finance director for Old Mutual plc, London and chief executive officer of National Australia Insurance Services, a subsidiary of National Australia Bank’s UK operations. Previously also held several senior management roles at Lend Lease Corporation, Qantas Airways and Deloitte and Touche. Holds a Bachelor of Arts degree in Business Studies from Sheffield University and is a Member of the Institute of Chartered Accountants of England and Wales.

Simon Machell
Chief executive, Aviva Asia Pacific (Age 48)
Joined the Group in 1994. Formerly chief executive of Norwich Union Insurance and managing director of RAC plc. Previously held positions with Ernst & Young LLP and Legal & General plc. Holds a BA Honours in Economics from the University of Durham and is a Fellow of the Institute of Chartered Accountants of England and Wales. He was chairman of the Motor Insurance Bureau (the UK fund that pays out to the victims of uninsured drivers) from 2001 to 2007.

Amanda Mackenzie
Chief marketing and communications officer (Age 48)
Joined the Group in 2008. Currently a non-executive director of Mothercare plc. Previously commercial and marketing director for British Gas. Holds a Bachelor of Science in Psychology from the University of London and is a graduate of the INSEAD Advanced Management Programme. President of the Marketing Society, a Fellow of the Royal Society of Arts and a member of the board of the National Youth Orchestra of Great Britain. She is also a member of the Lord Davies steering group which was formed to support his independent review into ‘Women on Boards’.

Cathryn Riley
Chief information officer (Age 49)
Joined the Group in 1996. Formerly UK commercial director for Aviva UK and chief operating officer and chief information officer, Aviva Europe. Previously held senior management roles at Commercial Union, CGU plc and Norwich Union. Holds a Master of Arts in Manpower Studies from Polytechnic of Central London (now Westminster University) and is a graduate of the CEDEP general management programme at INSEAD and of the Institute of HR Management.

Robin Spencer
Chief risk officer (Age 42)
Joined the Group in 1995. Formerly chief executive officer of Aviva Canada, chief financial officer and executive vice-president of Aviva Canada and held various senior management positions in the finance function, including finance director for London & Edinburgh Insurance Company Limited. Previously spent five years with Procter & Gamble Limited. Holds a Master of Arts in Economics from Aberdeen University and is a chartered management accountant. Currently chairman of the European Chief Risk Officer Forum. Former chairman of Canada’s Property and Casualty Insurance Compensation Corporation.

Directors’ Report

The directors submit their annual report and accounts for Aviva plc, together with the consolidated financial statements of the Aviva Group of companies, for the year ended 31 December 2011.
The UK Companies Act 2006 requires the directors to present a business review in this Directors’ Report. The requirement is for the Company to set out in this Directors’ Report a fair review of the business of the Group during the financial year ended 31 December 2011, including an analysis of the position of the Group at the end of the financial year and the trends and factors likely to affect the future development, performance and position of the business.
The contents of this Directors’ Report, together with the Performance Review on pages 1 to 48, Shareholder Information on pages 97 to 124 (which includes the risks relating to our business), the Corporate Governance Report on pages 57 to 65, and the Directors’ Remuneration Report on pages 74 to 96, constitute the business review and are therefore incorporated into this Directors’ Report by reference. Details of material acquisitions and disposals made by the Group during the year are contained in note 3 to the consolidated financial statements IFRS.

Results
The Group results for the year are shown in the consolidated income statement on page 142.

Dividends
The directors are recommending a final dividend of 16.00 pence per ordinary share (2010: 16.00 pence), which, together with the interim dividend of 10.00 pence per ordinary share paid on 17 November 2011 (2010: 9.50 pence), produces a total dividend for the year of 26.00 pence per ordinary share (2010: 25.50 pence). The total cost of ordinary dividends paid in 2011, was £738 million (2010: £681 million). Subject to shareholder approval at the 2012 Annual General Meeting (AGM), the final dividend for 2011 will be paid on 17 May 2012 to all holders of ordinary shares on the Register of Members at the close of business on 23 March 2012 (and approximately five business days later for holders of the Company’s American Depositary Receipts).

Share capital and control
The issued ordinary share capital of the Company was increased by 85,564,296 ordinary shares during the year. 1,574,706 shares were allotted under the Group’s employee share and incentive plans and 83,989,590 shares were allotted under the Aviva Scrip Dividend Scheme for the May 2011 and November 2011 dividends. At 31 December 2011 the issued ordinary share capital totalled 2,905,712,938 shares of 25 pence each and the issued preference share capital totalled 200 million shares of £1 each. Accordingly, the issued and paid-up ordinary share capital constituted 78% of the Company’s total issued share capital and the issued preference share capital constituted 22% of the Company’s total issued share capital at 31 December 2011. All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a Premium and Standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2011 and shares issued during the year are given in notes 26 to 29 of the consolidated financial statements.  The rights and obligations attaching to the Company’s ordinary shares and preference shares, together with the powers of the Company’s directors, are set out in the Company’s articles of association, copies of which can be obtained from Companies House and the Company’s website, www.aviva.com/investor-relations/corporate-governance/articles-of-association, or by writing to the group company secretary.
With the exception of restrictions on transfer of the ordinary shares under the Company’s employee share incentive plans while the shares are subject to the rules of the plans, there are no restrictions on the voting rights attaching to the Company’s ordinary shares or the transfer of securities in the Company.
Where, under an employee share incentive plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised at the discretion of the participants. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions in the transfer of securities or voting rights. Unless expressly specified to the contrary in the articles of association of the Company, the Company’s articles of association may only be amended by special resolution of the Company’s shareholders in general meeting. There are a number of agreements that take effect, alter or terminate upon a change of control of the Company, such as commercial contracts and joint venture agreements. None is considered to be significant in terms of their potential impact on the business of the Group as a whole. All of the Company’s employee share incentive plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions and pro rata reduction as may be applicable under the rules of the employee share incentive plans.
At the 2012 AGM, shareholders will be asked to renew the directors’ authority to allot shares. Details are contained in the Notice of Annual General Meeting (Notice of AGM).

Authority to purchase own shares
At the Company’s AGM held on 4 May 2011, shareholders renewed the Company’s authorities to make market purchases of up to 282 million ordinary shares, up to 100 million 8 3/4% preference shares and up to 100 million 8 3/8% preference shares. These authorities were not used during the year or up to the date of this report. At the 2012 AGM, shareholders will be asked to renew these authorities for another year and the resolution will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this report.

Major shareholdings
In accordance with the provisions of the Disclosure and Transparency Rules of the Financial Services Authority, as at 31 December 2011, the Company had received the following notifications relating to their holdings percentage of the total voting rights attaching to the issued ordinary share capital of the Company: BlackRock, Inc. held 4.99%; Legal & General Group plc held 3.98% and AXA S.A. held 3.86%. As at 7 March 2012, the Company had been notified of the following holdings of voting rights in the ordinary share capital of the Company: BlackRock, Inc.: 5.15%, Legal & General Group plc: 3.98% and AXA S.A: 3.86% of the total voting rights attaching to the issued ordinary share capital of the Company.

Directors
The following persons served as directors of the Company during the year and up to the date of this report:

Glyn Barker (appointed 27 February 2012)
Mary Francis
Richard Karl Goeltz
Euleen Goh
Michael Hawker
Gay Huey Evans (appointed 20 October 2011)
Mark Hodges (resigned 2 June 2011)
Trevor Matthews (appointed 2 December 2011)
John McFarlane (appointed 1 September 2011)
Igal Mayer (appointed 19 January 2011)
Andrea Moneta (resigned 19 January 2011)
Andrew Moss
Carole Piwnica (resigned 1 December 2011)
Patrick Regan
Lord Sharman of Redlynch
Leslie Van de Walle
Russell Walls
Scott Wheway

The biographical details of the persons currently serving as directors appear on pages 50 to 51.
The UK Corporate Governance Code (the Code) provides that all directors of FTSE 350 companies should be subject to annual re-election by shareholders and that directors should be subject to election by shareholders at the first Annual General Meeting after their appointment. The Company complied with this provision in 2011 and at the 2012 AGM, all directors of the Company will again offer themselves for election/re-election in compliance with this provision of the Code.

Directors’ interests and indemnity arrangements
At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than an indemnity provision between each director and the Company and employment contracts between each executive director and a Group company. There is no arrangement or understanding with any shareholder, customer, supplier, or any other external party, to appoint a director or a member of the Group Executive Committee. The Company has purchased and maintained throughout the year directors’ and officers’ liability insurance in respect of itself and its directors. The directors also have the benefit of the indemnity provision contained in the Company’s articles of association. The Company has executed deeds of indemnity for the benefit of each director of the Company, and each person who was a director of the Company during the year, in respect of liabilities that may attach to them in their capacity as directors of the Company or of associated companies. These indemnities were granted at different times according to the law in place at the time and where relevant are qualifying third-party indemnity provisions as defined by section 234 of the UK Companies Act 2006. These indemnities were in force throughout the year and are currently in force. Details of directors’ remuneration, service contracts, employment contracts and interests in the shares of the Company are set out in the Directors’ Remuneration Report.

Financial instruments
Aviva Group companies use financial instruments to manage certain types of risks, including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Shareholder Information section on pages 115 to 124 and an indication of the exposure of the Group companies to such risks is contained in note 53 to the consolidated financial statements.

Health and safety
Aviva is committed to providing a safe and healthy working environment for all staff, contractors and anyone who is or may be affected by the business’ undertakings. The Group’s health and safety standard sets out the range of policies, procedures and systems required to manage risks and promote wellbeing. This includes appropriate staff consultation through nominated health and safety representatives. The group chief executive has overall accountability for health and safety across the organisation and regularly reviews health and safety performance.

Developing communities
Aviva takes its corporate citizenship seriously and recognises the role it plays in the communities in which it operates and the role they play in its business.
The Company pays attention to global issues such as the Millennium Development Goals set by the United Nations to focus governments, businesses and civil society on major global concerns, including the local needs of people in the places where the Group operates. The Company works in partnership with field experts across the public and third sector and aims to use the Group’s core capability as it focuses its activity on education, life trauma and financial literacy. A total contribution of over £12.4 million was made in 2011. This includes cash donations, marketing expenditure, the value of volunteering hours by the Group’s employees, non-cash resources committed to community activities, management and project costs. The Group’s employees are entitled to up to three paid days’ leave per year to volunteer and in 2011 the Group delivered over 60,300 hours of volunteering in our communities.
There is mutual benefit in the Group’s community development activity as employees feel engaged, communities where the Group operates feel the impact and the Group’s brand reputation is enhanced. The Group’s flagship global community development programme, that embodies the approach above, is ‘Street to School’, which is now in year two of a five-year commitment to help 500,000 children fulfil their potential. At the end of 2011, the Group had already helped 274,000 children through prevention work, community outreach, healthcare, safe housing programmes and a significant focus on education and training projects, delivered in 17 countries. The Group has also partnered with the Office of the High Commissioner for Human Rights to deliver a study to support the implementation of best practice with street children globally.
The Group’s community development activity also included grassroots athletics and rugby activity, financial literacy work in schools and adult education. The Group recently renewed its  long term partnership with Oxfam 365, helping it respond promptly to emergencies in areas such as Philippines and the Horn of Africa.

Political donations
At the 2011 AGM, shareholders passed a resolution, on a precautionary basis, to authorise the Company to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the UK Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate. As the authority granted will expire on 3 May 2012, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM. The definitions of political donations and political expenditure used in the UK Companies Act 2006 are broad in nature and this authority is sought to ensure that any activities undertaken throughout the Group’s businesses, which could otherwise be construed to fall within these provisions, can be undertaken without inadvertently infringing them. It is not the policy of the Company to make donations to EU political organisations or to incur other political expenditure.
During the year, the Aviva USA Political Action Committee, which is funded solely by voluntary contributions from employees of Aviva USA Corporation (a subsidiary of the Company), made contributions to six candidate campaigns and industry political action committees. The total sum of the donations made was $11,250 and the donations were used to support candidates for nomination and/or election to public office.

Group employees
The Group’s statement on its employees is set out in the Corporate Responsibility Report. In summary, the Group’s commitment to communication and dialogue with employees continues. The existence of a Group-wide intranet enables engagement and communication with employees throughout the Group on a single platform. It also helps management to share information, ideas and opportunities quickly across the entire business and to achieve a common awareness on the part of all employees of the financial and economic factors affecting the performance of the Company. A strong emphasis is placed on the provision of news and information through a range of media. Employees have opportunities to voice their opinions and ask questions through intranet sites, question-and-answer sessions with the group chief executive, via telephone conferencing, opinion surveys and the Group’s Employee Promise Survey which is open to all employees. Face-to-face briefings and team meetings are actively encouraged and are held in all business units across the Group. The Group’s businesses in the UK have established employee consultative forums and a European Consultative Forum convenes annually to discuss matters impacting the business across Europe. The Group ensures that involvement of employees in its performance is encouraged by allowing eligible employees to participate in the Group’s all employee share ownership plans.

Employee practice
The Group respects all fundamental human rights and is guided in the conduct of its business by the provisions of the United Nations Universal Declaration of Human Rights and the International Labour Organization core labour standards. The Group also supports the United Nations Global Compact Principles. The Group companies are committed to providing equal opportunities to all employees, irrespective of their gender, sexual orientation, marital status, race, nationality, ethnic origin, disability, age, religion or union membership status. Aviva is an inclusive employer and values diversity among its employees. These commitments extend to recruitment and selection, training, career development, flexible working arrangements, promotion and performance appraisal.

Corporate responsibility
The Group has a well-embedded corporate responsibility programme helping to deliver sustainable business practices.  The Company continues to use its position as a large procurer, business partner and investor to influence other companies to engage in sustainable behaviour and report on their progress and forward looking strategy. The Company puts its Corporate Responsibility Report, which is included in the Annual Report and Accounts, to an annual advisory vote of shareholders at the Company’s AGM as a means of obtaining feedback on the Report and the Company’s performance in this area. Details of the resolution for the 2012 AGM are set out in the Notice of AGM.

Creditor payment policy and practice
It is the Group’s policy to pay creditors when they fall due for payment. Terms of payment are agreed with suppliers when negotiating each transaction and the policy is to abide by those terms, provided that the suppliers also comply with all relevant terms and conditions. In respect of Group activities in the UK, the amounts due to trade creditors at 31 December 2011 represented 22.2 days of average daily purchases through the year (2010: 20.8 days).

Corporate Governance Statement

In compliance with the Disclosure and Transparency Rules (the DTRs), the disclosures required by DTR 7.2.2 to 7.2.7 can be found in the Corporate Governance Report on pages 57 to 65, which is incorporated into this Directors’ Report by reference.

Disclosure of information to the auditor
The directors in office at the date of approval of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor, Ernst & Young LLP, is unaware and each director has taken all steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that Ernst & Young LLP are aware of that information.
The above statement is made in accordance with Section 418 of the UK Companies Act 2006.
The Audit Committee reviews the appointment and the terms of engagement of the auditor, the auditor’s effectiveness, independence and relationship with the Group, including the level of audit and non-audit fees paid. Further details on the work of the auditor and the Audit Committee are set out in the Audit Committee Report on pages 68 to 70.

Appointment of new auditor
In order to ensure good corporate governance and that the services of the external auditor remained of the highest quality, the Audit Committee recommended that the provision of external audit services be put to tender in 2011. Following a transparent and competitive tender, including presentations from all candidate firms and discussions with management, the Audit Committee recommended to the Board of Directors that PricewaterhouseCoopers LLP be appointed to replace Ernst & Young LLP as the external auditor of the Aviva Group commencing with the 2012 financial year. This appointment is subject to shareholder approval and a resolution to that effect will be proposed at the Company’s 2012 AGM.

A resolution will also be proposed authorising the directors to determine the auditor’s remuneration. Details of these resolutions will be set out in the Notice of AGM. As resigning auditor, Ernst & Young LLP has confirmed an intention to resign on completion of the 2011 audit. A ‘statement of circumstances’ will be included as an appendix to the Notice of AGM.

Annual General Meeting
The 2012 AGM of the Company will be held on Thursday, 3 May 2012 at the Barbican Centre, Silk Street, London EC2Y 8DS at 11am. The Notice of AGM convening the meeting will describe the business to be conducted thereat and will include details of proposed amendments to the Company’s articles of association.

By order of the Board

Andrew Moss
Group chief executive
7 March 2012
Registered Office: St Helen’s, 1 Undershaft, London EC3P 3DQ
Registered in England No. 2468686

Corporate Governance Report

The UK Corporate Governance Code
The UK Corporate Governance Code (the Code) issued by the Financial Reporting Council dated June 2010 is applicable to companies with a UK Premium Listing with financial years beginning on or after 29 June 2010. The Company opted for early adoption of some of the provisions of the Code in 2011. However, this is the first time the Company will report in full on compliance with the Code, in respect of the 2011 financial year.
The Code sets out standards of good practice in the form of principles and provisions on how companies should be directed and controlled to follow good governance. The Financial Services Authority (FSA) requires companies with a UK Premium Listing to disclose how they have applied the main principles of the Code and whether they have complied with its provisions throughout the accounting period. Where the provisions have not been complied with, companies must provide an explanation for this.
The Directors’ Report is therefore based on compliance with the Code. Details of how the Company has applied the Code principles and complied with its provisions are set out on pages 57 to 96.
It is the Board’s view that the Company has been fully compliant throughout the accounting period with the relevant provisions of the Code. Further information on the Code can be found on the Financial Reporting Council’s website, www.frc.org.uk.

The Board
The directors are responsible to shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives. The Board meets regularly to determine the Company’s strategic direction, to review the Company’s operating and financial performance, to set the Company’s risk appetite and to provide oversight that the Company is adequately resourced and effectively controlled. The specific duties of the Board are clearly set out in its terms of reference which address a wide range of corporate governance issues and list those items that are specifically reserved for decision by the Board. Matters requiring Board approval include:
■	group strategy and business plans;
■	financial reporting and controls, capital structure and dividend policy;
■	group risk appetite and framework;
■	corporate governance;
■	remuneration policy;
■	significant transactions and expenditure; and
■	other matters (e.g. appointment and removal of group company secretary and chief risk officer, Board and Committee succession planning and constitution of Board Committees).

The full terms of reference for the Board are available from the group company secretary. Matters that are not specifically reserved for the Board and its Committees under its terms of reference, or for shareholders in general meeting, are delegated to the group chief executive. The Board’s terms of reference also set out those matters that must be reported to the Board, such as senior leadership changes, significant litigation or material regulatory breaches, and cover how matters requiring consideration by the Board that arise between scheduled meetings should be dealt with.
The Board and its Committees operate in line with annually agreed work plans. At Board and Committee meetings, directors receive regular reports on the Group’s financial position, risk appetite, risk management, regulatory compliance, key business operations, customer satisfaction, human resources and other material issues. Directors are fully briefed in advance of Board and Committee meetings on all matters to be discussed and the chairs of the Board Committees provide oral updates on Committee discussions to the Board meetings. The group company secretary is responsible for following Board procedures and advising the Board, through the chairman, on governance matters. All directors have access to the group company secretary’s advice and services.
The Board has adopted a procedure whereby directors may, in the performance of their duties, seek independent professional advice at the Company’s expense if considered appropriate. During the year, the members of the Remuneration Committee sought independent advice from AON Hewitt New Bridge Street and FIT Remuneration Consultants LLP on issues concerning senior executive remuneration. FIT Remuneration Consultants LLP is an independent consultancy and did not have any other connection with the Company. AON Hewitt New Bridge Street is part of AON, which provided insurance broking services to the Company in 2011. During the year, the Audit Committee and the Risk Committee sought independent advice from Keith Nicholson, a former partner at KPMG LLP.

The directors
The Board currently comprises the chairman, ten independent non-executive directors and four executive directors. Each director is required to be elected by shareholders at the AGM following his/her appointment by the Board and thereafter all directors are subject to annual re-election as recommended by the Code.

The Board’s policy is to appoint and retain non-executive directors, who can apply their wider business knowledge and experiences to their understanding of the Aviva Group, and to review and refresh regularly the skills of the Board. In line with the Code, several non-executive directors, including the Company chairman, are due to retire in 2012 and 2013, after serving on the Board for up to nine years. During the year, the Nomination Committee continued to undertake succession planning for the Board to ensure that an appropriate balance of skills and experience is maintained. As part of the process for the appointment of new directors, the Nomination Committee, on behalf of the Board, considers the diversity of the Board, including gender. The diverse nationalities which currently make up the Board ensure an international perspective, which is invaluable for the Group as a global business. In addition to the strengths of experience and diversity, the Board also complies with the requirements of the Code on the independence of directors. The aim is that the Board as a whole should have an appropriate balance of skills, experience, independence and knowledge to enable each director and the Board as a whole to discharge their duties and responsibilities effectively.
During the year, following a thorough search by external recruitment consultants, The Zygos Partnership and JCA Group, the Nomination Committee recommended a number of appointments to the Board as part of its succession planning process. John McFarlane was appointed to the Board as an independent non-executive director and will take over the chairmanship of the Board following Lord Sharman’s retirement planned for the end of June 2012. Gay Huey Evans was appointed as an independent non-executive director and subsequently as chairman of the Corporate Responsibility Committee following the retirement of Carole Piwnica. In February 2012, Glyn Barker was appointed as an independent non-executive director.
Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively. On average, directors spend at least 44 days a year on Company business, with the chairmen of the Audit, Risk and Remuneration Committees spending substantially more.
The Code requires that at least half the Board, excluding the chairman, should comprise independent non-executive directors as determined by the Board. The Nomination Committee performs an annual review of directors’ interests in which all potential or perceived conflicts, including time commitments, length of service and other issues relevant to their independence, are considered. Where a non-executive director has served on the Board for up to nine years, the Board, through the Nomination Committee, assesses whether such a director remains independent in character and judgement.
The Nomination Committee report, including a description of its duties and its activities during the year in relation to succession planning, is set out on pages 66 to 67.
It is the Board’s view that independent non-executive directors need to be able to present an objective, rigorous and constructive challenge to management, drawing on their wider experiences to question assumptions and viewpoints and where necessary defend a given position. The independent non-executive directors should also assist management in the development of the Company’s strategy. To be effective, an independent director needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. Having considered the matter carefully, the Board is of the opinion that all of the current non-executive directors are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Accordingly, over half of the Board members, excluding the chairman, are independent non-executive directors. All of the current directors that served during 2011 have been subject to a formal performance evaluation during 2011 and 2012. Non-executive directors who have served on the Board for more than six years were subject to a particularly rigorous review of their independence. As at the date of this report, there are four non-executive directors who have served on the Board for more than six years. More details about all the directors are set out in the Notice of AGM and their biographical details are set out on pages 50 to 51. Below is a summary of some of the skills and experience they possess and which they bring to the Board.

Summary of directors’ skills and experience
Glyn Barker
Mr Barker has extensive experience as a business leader and a senior adviser to the boards of FTSE 100 companies on a wide variety of corporate and finance issues. He brings to the Board a deep understanding of audit and regulatory issues as well as in-depth transactional experience.

Mary Francis CBE
Mrs Francis has a long and distinguished career and broad experience as a non-executive director. With her background in government affairs and the financial services industry, coupled with long-standing senior and governance positions across a range of industries, she has the financial knowledge and business acumen to provide rigorous challenge in the discussions of the Board.

Richard Karl Goeltz
Mr Goeltz has over 40 years’ experience in corporate finance, including 20 years in the financial services industry. He has a broad range of both executive and non-executive business experience in major global corporations. His experience of audit and governance committees has been invaluable in providing effective oversight as a member of the Company’s Audit Committee. As the senior independent director he has provided strong support to the Board and Nomination Committee, particularly in relation to the chairman’s succession.

Euleen Goh
Ms Goh has over 20 years of global executive experience in the financial services industry. In addition, she also has substantial non-executive and board committee experience, including membership of a number of board committees at DBS and Singapore Airlines. She has a strong understanding of risk and product issues in financial services and continues to provide valuable insight to the Company’s operations, particularly in the Asia Pacific region.

Michael Hawker AM
Mr Hawker has a wealth of financial services knowledge gained over 28 years in the banking and insurance industry in both executive and non-executive roles in Europe, Asia and Australia. He also has significant experience of risk committees which has been invaluable in the review and implementation of the Group’s risk management framework.

Gay Huey Evans
Ms Huey Evans has over 30 years of experience within the financial services industry, having held key positions in government and in a number of global financial and banking institutions. In addition to the financial expertise she brings to the Board, her experience at the FSA provides insight on the priorities and focus of the Group’s lead regulator.

Trevor Matthews
Mr Matthews has over 30 years of executive experience in the financial services industry. He has an outstanding track record of achievement in the insurance sector globally and brings to the Board in-depth operational and strategic knowledge of life assurance and financial services operations.

Igal Mayer
Mr Mayer has had a long and diverse career at Aviva with an excellent track record of improving business performance. Most recently, he has led the restructuring of Aviva’s European regional operations to strengthen the businesses and create a leaner cost base. He brings to the Board a truly international perspective and a detailed knowledge of the insurance industry.

John McFarlane OBE
Mr McFarlane has substantial global listed company experience and an excellent track record spanning 37 years in the UK and international financial services industry, culminating in ten years as the highly successful CEO of ANZ (Australia and New Zealand Banking Group) and as a director of The Royal Bank of Scotland Group. He has extensive experience in banking, including investment, corporate and retail banking as well as, general management, insurance, strategy, risk and cultural change. His wide-ranging board and executive experience provides him with the requisite skills for his succession to the chairmanship of the Company and the Board upon Lord Sharman’s retirement.

Andrew Moss
Mr Moss has extensive experience in the financial services industry and a track record of successfully leading businesses through challenging economic conditions. He has successfully led the Group since 2007, and through his clear strategic vision and strong leadership skills he has strengthened the Company’s position as one of the world’s leading insurers.

Patrick Regan
Mr Regan has extensive global experience in various executive functions within the insurance industry. He also has an excellent track record of driving change programmes and corporate actions to deliver improved profitability. With his significant financial experience and global perspective, he has helped to develop and execute the Group’s strategy in a challenging macro-economic environment.

Lord Sharman of Redlynch OBE
Lord Sharman has wide-ranging international experience in the financial services industry and a wealth of non-executive experience which includes numerous non-executive directorships and the chairmanship of various listed companies. He has an excellent track record of working with and leading diverse international businesses and has applied these skills to his chairmanship of the Company’s Board.

Leslie Van de Walle
Mr Van de Walle has had a career spanning over 20 years in senior management in addition to his experience as a non-executive director. He brings to the Board extensive marketing and brand knowledge together with a wealth of experience in growing and developing businesses. With his multi-sector background and strong analytical ability, he has contributed significantly to the deliberations of the Board.

Russell Walls
Mr Walls has a strong financial background and significant international business experience. With his financial acumen, thorough, common sense approach and experience on the audit committees of a number of listed companies, he has provided an invaluable contribution to the discussions of the Board and of the Audit Committee, most recently in relation to the external audit tender.

Scott Wheway
Mr Wheway has a wealth of business experience in the retail sector and has been a champion of excellent customer service. He has provided key insights into the Company’s strategy of putting the customer at the heart of business. As the chairman of the Company’s Remuneration Committee, he led the strategic review of executive remuneration within the Group and consulted closely with major investors to ensure that the Group’s executive remuneration is aligned with stakeholder needs.

The chairman and group chief executive
The respective roles of the chairman and group chief executive are set out in the Board’s terms of reference. The chairman’s priority is leadership of the Board and ensuring its effectiveness; the group chief executive’s priority is the management of the Company. The chairman’s commitment to the Company is two to three days per week and his main interests outside the Company are set out in his biographical details on page 50. During the year, the chairman of the Company, Lord Sharman of Redlynch, stepped down as a non-executive director of Reed Elsevier plc with effect from 20 April 2011 and as a non-executive director of BG Group plc with effect from 12 May 2011.

Senior independent director
Under the Code the Board appoints one of the non-executive directors to act as senior independent director. Richard Goeltz has served as the senior independent director since January 2009. The role of the senior independent director is to provide a sounding board for the chairman and to serve as an intermediary for the other directors where necessary. His main responsibility is to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. The senior independent director is also responsible for leading the Board’s discussion on the chairman’s performance and on the appointment of a new chairman, when appropriate. During the year, the non-executive directors led by the senior independent director have twice met without the chairman present. Mr Goeltz led the process for the selection, assessment and appointment of the chairman designate, John McFarlane.

Board effectiveness
The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation each year in order to assess how well the Board, its Committees, the directors and the chairman are performing. The aim is to improve the effectiveness of the Board and its Committees and the Group’s performance. The process for 2011 was led by the chairman designate and supported by the group company secretary. The review was carried out by Boardroom Review, an independent consultancy with no other connection with the Company and focused on the Board’s role and its approach to its work, the way in which the Board works together and the way in which the Board uses its time. Boardroom Review prepared a report based on interviews with the directors and the overall results of the evaluation will be incorporated into the Board’s processes and activities for 2012.
The performance of the chairman was reviewed by the executive and non-executive directors. The chairman’s evaluation was managed by the senior independent director who provided feedback to the chairman. As part of the chairman’s evaluation, the non-executive directors met separately under the chairmanship of the senior independent director.
The Board evaluation process assessed the executive directors in their capacities as directors of the Company. They were evaluated in respect of their executive duties through a separate process whereby the chairman and the non-executive directors assessed the group chief executive and the group chief executive assessed the other executive directors.
The directors have concluded that the Board and its Committees operate effectively and agreed that the actions identified for improvement in previous reviews had been implemented. Additionally, the chairman has concluded that each director contributes effectively and demonstrates full commitment to his/her duties.

Training and development
The Board believes strongly in the development of all of its employees and directors and it is a requirement of each director’s appointment that they commit to continue their development. The form that this development takes is subject to individual director’s requirements and the relevance of the training available.
During the year, directors attended a number of internal and external courses including training on Solvency II for the Board and the Audit Committee and on IFRS Phase II for members of the Audit Committee. There was a joint training session for members of the Risk and Audit Committees on the global corporate structure and the Risk Committee members also attended training on economic capital methodology and stress testing. Training sessions have also been built into the Board’s and Committees’ work plans for 2012. The Board made visits to the Group’s businesses located in the UK during the year to gain a closer understanding of their operations.
The Board has a comprehensive induction programme for new non-executive directors which is tailored to their particular needs and which consists of several separate sessions over a number of months. These include presentations from key members of senior management, visits to the Group’s main operating businesses, and meetings with the external auditor and one of the Company’s corporate brokers. Further or follow-up meetings are arranged where a director requires a deeper understanding on a particular issue.

Directors’ attendance
The Company requires directors to attend all meetings of the Board and the Committees on which they serve and to devote sufficient time to the Company in order to perform their duties. The attendance of the directors at the Board meetings held in 2011 is shown in the table below and the attendance at Committee meetings is shown in the Committee reports.

Board attendance 2011

Director	Number of meetings attended	Percentage attendance1
Mary Francis	15	100%
Richard Karl Goeltz	15	100%
Euleen Goh	13	87%2
Gay Huey Evans#	3	75%2
Michael Hawker	15	100%
Mark Hodges*	3	60%2
John McFarlane##	4	80%2
Trevor Matthews∞	1	100%
Igal Mayer**	14	100%
Andrea Moneta¥	0	n/a
Andrew Moss	15	100%
Carole PiwnicaΩ	12	86%2
Patrick Regan	14	93%2
Lord Sharman	15	100%
Leslie Van de Walle	14	93%2
Russell Walls	15	100%
Scott Wheway	15	100%

*	Resigned on 2 June 2011
**	Appointed on 19 January 2011
¥	Resigned on 19 January 2011
#	Appointed on 20 October 2011
##	Appointed on 1 September 2011
∞	Appointed on 2 December 2011
Ω	Resigned on 1 December 2011
1	This shows the percentage of meetings which the director attended during the year while a member of the Board
2	The director was unable to attend Board meeting(s) due to prior commitments and the meetings being called at short notice

During 2011, there were 15 Board meetings held, of which, nine were scheduled Board meetings and six were additional Board meetings called at short notice. In addition the Board delegated responsibility for certain items to a committee of the Board and six meetings by such a committee were held at short notice during 2011.

The chairman and the non-executive directors met several times in the absence of the executive directors and the non-executive directors met in the absence of the chairman, including one meeting chaired by the senior independent director to appraise the chairman’s performance.

Board committees
The Board has established the following standing Committees to oversee and debate important issues of policy and oversight outside the main Board meetings:
■	Audit Committee;
■	Corporate Responsibility Committee;
■	Nomination Committee;
■	Remuneration Committee; and
■	Risk Committee.

Throughout the year the chairman of each Committee provided the Board with a summary of the key issues considered at the meetings of the Committees and the agendas and minutes of the meetings were circulated to the Board. The Committees operate within defined terms of reference which are available on the Company’s website, www.aviva.com/investor-relations/corporate-governance/terms-of-reference/, or from the group company secretary upon request. Board Committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the Company’s expense.
Reports of the Committee chairmen are set out on pages 66 to 96.

Aviva plc governance structure

Conflicts of interest
In line with the UK Companies Act 2006, the Company’s articles of association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider in good faith will be most likely to promote the Company’s success. The Board has established a procedure whereby actual and potential conflicts of interest are regularly reviewed and for the appropriate authorisation to be sought prior to the appointment of any new director or if a new conflict arises. During 2011 this procedure operated effectively.

Risk management and internal control statement
The Board has overall responsibility for:
■	determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives; and
■	maintaining the Group’s risk management and internal control systems and for reviewing their effectiveness.

To discharge this responsibility, the Board has established frameworks for risk management and internal control. The Group’s systems of risk management and internal control play a key role in the management of risks that may impact the fulfilment of its objectives. Internal control facilitates effective and efficient operations, the development of robust and reliable internal reporting and compliance with laws and regulations. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or losses.
These systems are regularly reviewed and comply with the Turnbull Guidance (Internal Control: Revised Guidance for Directors) published by the Financial Reporting Council.
The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last reviewed the effectiveness of the systems of risk management and internal control in March 2012, covering all material controls, including financial, operational and compliance controls and the risk management framework and processes. The necessary actions have been or are being taken to remedy any significant failings and weaknesses identified from these reviews. The Board confirms that there is an ongoing process for identifying, measuring, managing, monitoring and reporting the significant risks faced by the Group, which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts.
The principal features of the systems of risk management and internal control and the methods by which the Board satisfies itself that these systems operate effectively are set out below.

Control environment
The Group operates a ‘three lines of defence’ model. Primary responsibility for the application of the risk management framework – risk identification, measurement, management, monitoring and reporting – lies with business management (the first line of defence). Management is therefore responsible for implementing and monitoring the operation of the system of internal control and for providing assurance to the Group Executive Committee (GEC), the Audit Committee, the Risk Committee and the Board.
Support for and challenge of the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by the specialist risk function (the second line of defence). The design of the risk management framework is also primarily the responsibility of the second line of defence. The risk function operates globally with teams in all major regions and business units. Independent and objective assessment on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by the Internal Audit (the third line of defence) to the Audit and Risk Committees, regional and business unit audit committees, the Board and the GEC.

Risk governance and oversight
The Board is responsible for setting the Group’s risk appetite and monitoring the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations.

The Risk Committee assists the Board in its oversight of risk and risk management across the Group. The Risk Committee reviews the Group’s risk appetite and future risk strategy and makes recommendations on risk appetite to the Board. It also reviews the risk profile against the risk appetite, reviews the principal risk policies, approves any material changes to these policies, and reviews the Group’s internal models and stress and scenario testing. The oversight of the design, completeness and effectiveness of the risk management framework relative to the Group’s activities is performed on behalf of the Board by the Risk Committee. This includes the oversight of the quality of the risk function and the effectiveness of risk reporting. The Risk Committee’s oversight covers all aspects of risk including market, credit, liquidity, general insurance, life insurance, operational, reputational and regulatory risks.
The Audit Committee, working closely with the Risk Committee, is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company’s financial statements, the effectiveness of the system of internal control and for monitoring the effectiveness, performance and objectivity of the internal and external auditors.
These Committees receive reports on risk management and internal controls and consider where relevant whether appropriate actions have been undertaken as well as monitoring the completion of any Group-level actions.
These Committees have clearly defined terms of reference and full reports for these Committees are set out on pages 68 to 72.
The parts of the governance framework relating to the operational management of the Group’s businesses include limits on the authority delegated by the Board in respect of matters which are necessary for the effective day-to-day running and management of the business. The Board delegates day-to-day management, including risk management, to the group chief executive, who has delegated operational aspects of day-to-day management to executives within the Group through a delegated authority framework. The GEC assists the group chief executive with regard to strategic, monitoring and control aspects of day-to-day management including the development and implementation of group strategies, plans and policies, the monitoring of operational and financial performance, the assessment and control of finance, business and operational risks and the maintenance and ongoing development of a robust control framework and environment.
In turn, the GEC has established the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) to assist with the execution of its duties. The ALCO provides a key focus on business and financial risks and the ORC on operational risks. Together, the ORC and ALCO provide the GEC with a mechanism to oversee the implementation of Aviva’s risk strategy and risk policies, providing assurance that key risks significant to the achievement of the Group’s business objectives are adequately identified, measured, managed, monitored and reported. The Board Committees also monitor the Group’s risk profile relative to its risk appetite and provide a focal point for the escalation of significant risk exposures and ensure mitigating actions are being taken when risks are, or expected to move, out of appetite.
The Board Committees are in turn supported by similar governance structures in the regions and markets. The group chief risk officer is a member of the GEC and has a reporting line to the group chief executive and to the Risk Committee with access to the Risk Committee chairman, assuring independence of the function. Similarly, the regional chief risk officers are members of the regional executive committees.
The Performance Management Monitoring Committee, led by the group chief executive, oversees regional performance and provides a forum for review and challenge on strategic, operational and financial performance, including capital and risk management.

Control activities
The Group has a set of formal risk management and internal control policies that facilitate a consistent approach to the management of all the risks across all the businesses and locations in which the Group operates. These risk policies define the Group’s appetite for different risk types and set out risk management and control requirements for the Group’s worldwide operations. The risk policies also set out the roles and responsibilities of businesses, regions, risk policy owners and the risk oversight committees.
As the business responds to changing market conditions and customer needs, we regularly monitor the appropriateness of our risk policies to ensure they remain up to date. This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all our core business activities, and that the processes for managing risk are understood and followed consistently across our global businesses. In preparation for Solvency II, the Company reviewed the existing risk management policies and enhanced the risk management and internal control framework through the introduction of updated risk policies and business standards which took effect at the beginning of 2012.
Businesses regularly review the risks identified against the tolerances specified in the risk policies, and where risks are outside of tolerance, action plans are required. Similarly, controls are regularly reviewed for effectiveness and remediation actions are implemented where necessary.
The Audit Committee receives regular reports from management to assist with its review and assessment of the effectiveness of the system of internal control including financial reporting. A governance certification process is conducted throughout the Group in support of this review. The necessary actions have been or are being taken to remedy significant failings and weaknesses identified from these reviews.
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
Any key risks not previously identified, control weaknesses or non-compliance with the Group policy framework or local delegation of authority, must be highlighted, as part of this process.
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

The chief risk officer reports regularly to the GEC and Risk Committee on the key risks and the Group’s position relative to its risk appetite.
The Group risk function has reviewed any matters identified by regions in their certification and also assessed the risk and control issues that arose and were reported during the year by the three lines of defence.

Internal controls over financial reporting
A Group Reporting Manual including International Financial Reporting Standards (IFRS) and Market Consistent Embedded Value (MCEV) requirements has been defined and rolled out across the Group. A Financial Reporting Control Framework (FRCF) is in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with IFRS and MCEV. FRCF also ensures compliance with the requirements of the Sarbanes-Oxley Act 2002.
The FRCF process follows a risk-based approach, with management identification, assessment (documentation and testing), remediation as required, reporting and certification over key financial reporting-related controls. Management regularly undertakes quality assurance procedures over the application of the FRCF process and FRCF controls. The results of the FRCF process are signed off by business unit and regional chief executives and chief financial officers and at a Group level by the group chief executive and group chief financial officer.
The Disclosure Committee, which has the role of overseeing the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports, including the consolidated financial statements. This Committee is chaired by the chief financial officer and reports to the Audit Committee. A Group Technical Committee, reporting to the Disclosure Committee is in place, which presides over significant technical matters and reviews technical decisions including key judgements, issues and application of assumptions.

Risk management
A Risk Management Framework (RMF), designed to identify, measure, manage, monitor and report significant risks to the achievement of business objectives is in place and embedded throughout the Group. The RMF is codified through the risk policies and standards described above (under control activities) and includes a cascade of the Board-approved risk appetite by risk type and to business units. The RMF also sets risk limits for individual risks.
The risk management process has been in place for the year under review and up to the date of approval of the Company’s Annual Report and Accounts.
Further details on procedures for the management of risk operated by the Group are given in the section on risk management set out on pages 41 to 48.

Internal Audit
Internal Audit reports to the Board (primarily via the Audit and Risk Committees) and management on the effectiveness of the Company’s system of internal control and the adequacy of this system to manage business risk and to safeguard the Group’s assets and resources. Internal Audit is fully centralised and each country/region head of Internal Audit has a direct reporting line to the chief audit officer (with the exception of Delta Lloyd and some of the Group’s joint ventures). The chief audit officer reports to the group chief executive and to the chairman of the Audit Committee.
The effectiveness of Internal Audit is reviewed annually by the Audit Committee, against guidance criteria provided by the Institute of Chartered Accountants in England and Wales and by the Institute of Internal Auditors (IIA). An independent review is conducted every five years as required by the IIA standards. The last independent review was conducted in 2008.
Throughout 2011, Internal Audit, through the chief audit officer, provided quarterly reporting on issues arising and the status of action items to the Audit Committee and Risk Committee. Similar reporting is undertaken on a regional and business unit basis to local executive management and local audit committees.

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
The Company’s investor relations department is dedicated to facilitating communication with institutional investors. The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The Board receives reports on matters that have been raised with management at the regular meetings held with the Company’s major investors. During the year, the chairman and the senior independent director met with some of the Company’s major institutional investors. In addition, the senior independent director is available to meet with major investors to discuss any areas of concern that cannot be resolved through normal channels of investor communication, and arrangements can be made to meet with the senior independent director through the group company secretary. Similarly, arrangements can be made for major investors to meet with newly appointed directors. The Board also consults with shareholders in connection with specific issues where it considers appropriate. In 2011 the Board, through the Remuneration Committee chairman, consulted with institutional investors on executive remuneration and the introduction of new share plans which were put to shareholders at the 2011 AGM.
The Board is equally interested in the concerns of private shareholders and, on its behalf, the group company secretary oversees communication with this group of investors. The Company has a dedicated email address to which questions can be sent, in addition to the facility on the Company’s website, which are both highlighted in the shareholder information section of the 2012 Notice of AGM. These can be used by shareholders to put relevant questions, related to the business of the meeting, to the directors. These are considered to be particularly helpful for those shareholders who are unable to attend the AGM. All material information reported to the regulatory news service is simultaneously published on the Company’s website, allowing all shareholders full access to material Company announcements.

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
The Company’s AGM provides a valuable opportunity for the Board to communicate with private shareholders. At the meeting, the Company complies with the Code as it relates to voting, the separation of resolutions and the attendance of Board Committee chairmen. Whenever possible, all directors attend the AGM and shareholders are invited to ask questions related to the business of the meeting during the meeting and have an opportunity to meet with the directors following the conclusion of the meeting. In line with the Code, details of proxy voting by shareholders, including votes withheld, are made available on request and are placed on the Company’s website following the meeting.
The Company’s Annual Report and Accounts, together with the Company’s half-year report, interim management statements, reports on Form 20F (for filing with the United States Securities and Exchange Commission) (SEC) and other public announcements, are designed to present a balanced and understandable view of the Group’s activities and prospects and are available on the Company’s website, www.aviva.com/investor-relations/results-and-reports. The chairman’s statement, the group chief executive’s review and the Performance Review provide an assessment of the Group’s affairs and they will be supported by a presentation to be made at the AGM, which can also be viewed by webcast on the Company’s website at www.aviva.com/agm after the meeting.

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
Aviva Investors applies and complies with the UK Stewardship Code maintained by the Financial Reporting Council and has published detailed Stewardship and Corporate Governance and Voting Policies as part of its investment strategy, which underpin its approach to engaging and voting at Company general meetings. These policies encompass social, environmental and ethical issues and are applied pragmatically after careful consideration of all relevant information. In addition, Aviva Investors makes detailed voting reports available to clients, and provides some summary reporting on its website, www.avivainvestors.com.

New York Stock Exchange listing requirements
The Company was admitted to the New York Stock Exchange (NYSE) on 20 October 2009 and its ordinary shares are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and the NYSE corporate governance rules applicable to US companies listed on the NYSE. These differences are summarised below:

Independence criteria for directors
Under the NYSE listing rules applicable to US companies, independent directors must form the majority of the board of directors. The Code requires that at least half the Board, excluding the chairman, should comprise independent non-executive directors, as determined by the Board. The NYSE listing rules for US companies also state that a director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company, and the NYSE rules prescribe a list of specific factors and tests that US companies must use for determining independence. The Code sets out its own criteria that may be relevant to the independence determination, but permits the Board to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.

Non-executive director meetings
Pursuant to the NYSE listing standards, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors. Under the Code, the chairman should hold meetings with the non-executive directors without the executive directors present.

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

Shareholder approval of equity-compensation plans
Under the NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and ‘material revisions’ to those plans, with limited exceptions. Under the Code, shareholder approval is also necessary for certain equity-compensation plans and ‘significant changes’ thereto, subject to certain exceptions. The Code does not provide a detailed definition or explanation of what are considered to be ‘significant changes’, in contrast to the detailed definition of ‘material revisions’ provided by the NYSE.

Directors’ responsibilities
The directors are required to prepare financial statements for each accounting period that comply with the relevant provisions of the UK Companies Act 2006 and the IFRS as adopted by the European Union (EU), and which present fairly the financial position, financial performance and cash flows of the Company and the Group at the end of the accounting period. A fair presentation of the financial statements in accordance with IFRS requires the directors to:
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

The directors are responsible for maintaining proper accounting records, which are intended to disclose with reasonable accuracy, at any time, the financial position of the Company and the Group. They are ultimately responsible for the system of internal control maintained by the Group for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities. Further details of the system of internal controls maintained by the Group are more fully described on pages 61 to 63. The Directors are also responsible for the preparation of the Company’s Annual Report.

Directors’ responsibility statement pursuant to Disclosure and Transparency Rule 4.1.12
Each of the directors listed on pages 50 to 51 confirms that, to the best of their knowledge:
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

By order of the Board

Andrew Moss	Pat Regan
Group chief executive	Chief financial officer
7 March 2012

Going concern
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance review on pages 1 to 48 and includes the Risk and capital management on pages 41 to 48. In addition, the financial statements sections include notes on the Group’s borrowings (note 45), its contingent liabilities and other risk factors (note 48); its capital structure and position (note 51); management of its risks including market, credit and liquidity risk (note 53), and derivative financial instruments (note 54).
The Group has considerable financial resources together with a diversified business model, with a spread of businesses and geographical reach. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully.
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

Committee role and responsibilities
The Board strongly believes that good governance and strong, responsible, balanced leadership by the Board are critical to creating long-term shareholder value and business success. The Committee assists the Board by reviewing the composition of the Board regularly and conducting a rigorous and transparent process when recommending or renewing the appointment of directors to the Board. The key responsibilities of the Committee are:
■	evaluating and reviewing the balance of skills, knowledge, and experience of the Board, taking into account the Company’s risk appetite and strategy;
■	monitoring succession plans for the appointment of non-executive directors, the group chief executive and other executive directors to the Board;
■
identifying and nominating suitable candidates for appointment to the Board, including chairmanship of the Board and its Committees, against a specification of the role and capabilities required for the appointment;

■	assessing the independence of each of the non-executive directors including any conflicts of interest;
■	reviewing the external interests and time commitments of the directors to ensure that each has sufficient time to undertake his/her duties to the Company; and
■	approving a report on the Committee’s activities for inclusion in the Company’s Annual Report and Accounts.

The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance
The following directors served on the Committee during the year:

Period
Member	From	To
Lord Sharman (Chairman)	25 January 2006	To date
Mary Francis Richard Karl Goeltz	2 December 2009 29 July 2008	To date To date
John McFarlane	1 September 2011	To date
Andrew Moss*	12 July 2007	To date
Russell Walls	23 January 2007	To date

*
The Nomination Committee notes that the UK Corporate Governance Code does not preclude the group chief executive from membership of the Committee. The Committee believes that the input of the group chief executive is essential and invaluable to the discussions of the Committee and that this is best obtained through his membership of the Committee. Any concerns about his membership are allayed by the predominance of independent non-executive directors on the Committee.

Attendance

Committee member	Number of meetings attended	Percentage attendanceΩ
Lord Sharman (Chairman)	6	100%
Mary Francis	6	100%
Richard Karl Goeltz	6	100%
John McFarlane#	1	100%
Andrew Moss	6	100%
Russell Walls	6	100%

#	John McFarlane attended all Committee meetings following his appointment in September 2011.
Ω This shows the percentage of meetings which the Committee member attended during the year while a member of the Committee.

The Committee met on six occasions in 2011, of which three were scheduled Committee meetings and three were additional Committee meetings called at short notice. The members’ attendance record is set out above. The group company secretary acts as the secretary to the Committee. Members of the Committee take no part in any discussions concerning their own circumstances. The chairman of the Committee reports to meetings of the Board on the Committee’s work and the Board receives a copy of the agenda and the minutes of each meeting of the Committee.

Committee activities during 2011
The chart below shows how the Committee allocated its time during 2011.

The Committee continued its review of the Company succession plans for appointments to the Board, to ensure that an appropriate balance of skills and experience was maintained and that there was progressive refreshing of the Board. The Company chairman is due to retire in 2012 and two non-executive directors are due to retire in 2013 in line with the Code on the basis of their completion of nine years of service. The Committee recommended the appointment of two new independent non-executive directors to strengthen the Board in advance of their retirement and to aid future succession planning.
John McFarlane was appointed to succeed Lord Sharman as the Company’s chairman following his retirement. The Committee prepared a comprehensive candidate search brief including an assessment of the time commitment expected. The search for a suitable candidate began within the Group before an external search agency, The Zygos Partnership, was retained. Several interviews were conducted with the chairman, senior independent non-executive director, Committee members and the group chief executive and, additionally, executive and non-executive directors met with the preferred candidate, before the Committee recommended Mr McFarlane’s appointment to the Board. The senior independent director chaired the Committee and the Board when it was dealing with the appointment of the successor to the chairmanship of the Company.
Gay Huey Evans was appointed to succeed Carole Piwnica, following her retirement from the Board and as the chairman of the Corporate Responsibility Committee. A candidate search was conducted internally prior to the appointment of an external agency, JCA Group, and the Committee undertook a thorough review before recommending Ms Huey Evans’ appointment to the Board.
In February 2012, following a thorough candidate search by an external agency, JCA Group, Glyn Barker was appointed as an independent non-executive director.
The Committee strongly believes that diversity throughout the Group and at Board and senior management level is a key driver of success and brings a broader, more rounded perspective to decision-making and risk management, making the Board more effective. During the year, candidate searches were conducted and Board appointments were made on merit, against the criteria identified by the Committee having regard to the benefits of diversity on the Board, including gender.

The Board wholly supported Lord Davies’ report, ‘Women on Boards’, and its recommendations and the Group has embedded gender KPIs throughout the talent management process. Currently three female directors make up 20% of the Board and it is intended that the Company will maintain a minimum of 25% female representation on the Board by 2013. At the date of this report, 20% of senior executives in the Company are female.
It is the Company’s intention to increase this number as it is recognised that a higher number of women in senior management will create a stronger talent pipeline and is better for business.

Committee performance and effectiveness
The Board undertook an annual review of the Committee’s performance and effectiveness and the results of the review will be incorporated into the Committee’s processes and activities for 2012.

Nomination Committee Report
This Nomination Committee Report was reviewed and approved by the Board on 7 March 2012.

Lord Sharman of Redlynch OBE
Chairman, Nomination Committee

Audit Committee Report

This report provides details of the role of the Audit Committee and the work it has undertaken during the year.

Committee role and responsibilities
The purpose of the Committee is to assist the Board in discharging its responsibilities for the integrity of the Group and Company’s financial statements, the assessment of the effectiveness of the system of internal control and monitoring the effectiveness and objectivity of the internal and external auditors. The key responsibilities of the Committee are:
■
reviewing the significant issues and judgements of management, and the methodology and assumptions used, in relation to the Group’s financial statements and formal announcements on the Company’s financial performance;

■	reviewing the Group’s going concern assumptions and the reserving position relating to the Group’s life assurance and general insurance operations;
■	assessing the effectiveness of the Group’s system of internal control, including financial reporting and the Internal Audit function;
■	considering and making recommendations to the Board on the appointment, reappointment, dismissal or resignation and remuneration of the external auditor; and
■	assessing the independence and objectivity of the external auditor and approving and monitoring the application of the external auditor policy/business standard.

The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com/terms-of-reference, and are also available from the group company secretary.

Committee membership and attendance
The following independent non-executive directors served on the Committee during the year:

Period
Member	From	To
Russell Walls (Chairman)	1 July 2004	To date
Mary Francis	1 January 2007	To date
Richard Karl Goeltz	1 July 2004	To date
Euleen Goh	1 January 2009	To date
Michael Hawker	1 September 2011	To date

Attendance

Committee member	Number of meetings attended	Percentage attendance¥
Russell Walls (Chairman)	11	100%
Mary Francis	11	100%
Richard Karl Goeltz	11	100%
Euleen Goh	11	100%
Michael HawkerΩ	4	100%

Ω	Michael Hawker attended all Committee meetings following his appointment.
¥	This shows the percentage of meetings which the Committee member attended during the year while a member of the Committee.

The Committee met on 11 occasions in 2011, of which eight were scheduled Committee meetings and three were additional Committee meetings called at short notice. The members’ attendance record is set out above. In addition, the Committee held separate meetings with members of senior management and the external auditors to discuss issues relevant to the Committee and for the purpose of training. The group company secretary acts as the secretary to the Committee.
The group chief executive, chief financial officer, chief audit officer, chief risk officer and the external auditor normally attend, by invitation, all meetings of the Committee. Other members of senior management are also invited to attend as appropriate to present reports. At the beginning of each scheduled Committee meeting, a private session is held by Committee members to discuss issues to be raised with management in the meeting. For part of that session, the Committee meets privately with senior management and separately with the chief audit officer to raise relevant issues. The Committee members also meet privately with the chief audit officer and the external auditor after the majority of meetings to follow up on particular issues. The chairman of the Committee reports to the subsequent meeting of the Board on the Committee’s work and the Board receives a copy of the agenda and the minutes of each meeting of the Committee.
In performing its duties, the Committee has access to the services of the chief audit officer, the group company secretary and external professional advisers. Keith Nicholson, a former partner at KPMG LLP, acted as an external adviser to the Committee during the year.

Committee expertise
The Committee members have significant financial experience and expertise.
Russell Walls, a Fellow Chartered Certified Accountant, is a former group finance director of BAA plc, Wellcome plc and Coats Viyella plc. Richard Goeltz is a former chief financial officer of American Express Company and NatWest Group plc and a former member of the Accounting Standards Board. Euleen Goh, a Chartered Accountant and member of the Chartered Institute of Taxation, is a former financial controller of Pontiac Land and chief executive of Standard Chartered Bank, Singapore. Michael Hawker, a Senior Fellow of the Financial Services Institute of Australasia, is a former chief executive and managing director of Insurance Australia Group.
The Board is satisfied that these directors have ‘recent and relevant financial experience’ as recommended by the Code and the Board has also determined that they are audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act 2002.

Committee activities during 2011
The work of the Committee follows an agreed annual work plan and principally falls under three main areas: financial statements and accounting policies; internal control; and the oversight of internal and external audit. The chart below shows how the Committee allocated its time during 2011.

Financial statements and accounting policies
In conjunction with members of management and the internal and external auditors, the Committee reviewed the Company’s financial announcements, including the Annual Report and Accounts to shareholders and associated documentation, the half-year results and the interim management statements. The Committee placed particular emphasis on their fair presentation and the reasonableness of the judgemental factors and appropriateness of significant accounting policies used in their preparation.

During the year, the Committee considered the treatment of the sale of RAC, and the deconsolidation of Delta Lloyd following the partial disposal of the Group’s holding in Delta Lloyd, in the Company’s accounts and the accounting assumptions applied to the results. It also considered the fair value of holdings of Group investments. In November, the Committee considered in detail the revised financial statements which were filed in the US in connection with the Company’s issue of $400m hybrid debt in the US retail market and the disclosures made by the directors in the prospectus and prospectus supplement. The Committee was satisfied with the due diligence, control processes and verification exercise which had been undertaken by management, and with accounting policies and judgements used in preparing the revised accounts.

Internal control
Each quarter, the Committee received a report from the chief audit officer concerning the Company’s system of internal control, including any significant new issues and actions taken on previously reported issues. During 2011, Internal Audit carried out assurance reviews over inherent risks throughout the Group. Reviews were focused on, but not limited to, areas such as financial risk management, governance and oversight of the Group, the Group compliance framework and major projects including Solvency II and the Aviva Ireland Transformation Programme.
Twice during the year, the Committee received reports on the adequacy of the Group’s life assurance and general insurance reserves. The Committee also considered in detail the adequacy of controls over a number of Group programmes and projects, including the implementation of the Solvency II programme and associated internal legal entity restructurings and the rationalisation of the 12 UK general insurance underwriting entities into one main UK underwriter (One GI project).
The Committee reported to the Board regarding the effectiveness of the Group’s overall risk management and internal control systems including the risk management system in relation to the financial reporting process. The Committee worked closely with the Risk Committee in its overall review of the Company’s systems of risk management and internal control.
The system of internal control also extends to the Group’s major business units, each of which has an audit committee that provides an oversight role for its business. Membership of these local audit committees is mostly comprised of non-executive directors. The chief audit officer attended regional and business unit audit committee meetings throughout the year and reported back on their effectiveness to the Committee. During 2011 the members of the Committee attended several regional and business unit audit committee meetings, including those in Aviva Investors, France, Italy, the UK, the US, Hong Kong and Singapore.
In addition, the chairs of the Aviva US and Aviva UK audit committees, and senior management from Aviva Investors, presented to the Committee during the year, giving the Committee a deeper understanding of relevant local issues and the ability to assess the effectiveness of the system of internal control and the effectiveness and objectivity of the internal audit functions in those businesses. The programme of attendance at regional and business unit audit committee meetings and presentations by regional and business unit audit committee chairmen will continue during 2012. The chairs of the regional and business unit audit and risk committees met in early December in a forum which was initiated to align the committees on Solvency II and the regulatory framework. Revised terms of reference for local audit committees were also discussed and implemented.

Internal audit
The Committee reviewed, approved and monitored the annual Internal Audit plan and the effectiveness of the Internal Audit function. The level of resources, budget and functional plan for Internal Audit and the remuneration of the chief audit officer were also reviewed and approved by the Committee.

External auditor
Ernst & Young has been the external auditor of the Company since 2001, having previously been the auditor of Norwich Union plc. Ernst & Young also currently audits all significant subsidiaries of the Group.

Effectiveness
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

Audit tender
In order to ensure good corporate governance and that the services of the external auditor remained of the highest quality, the Audit Committee recommended that the provision of external audit services be put to tender in 2011.  Following a transparent and competitive tender, including presentations from all candidate firms and discussions with management, the Audit Committee recommended to the Board of Directors that PricewaterhouseCoopers LLP be appointed to replace Ernst & Young as the external auditor of the Aviva Group commencing with the 2012 financial year.

Independence
The Committee reviewed a formal letter provided by the external auditor confirming its independence and objectivity within the context of applicable regulatory requirements and professional standards. In line with the APB Ethical Standards for Auditors, the Committee considered and agreed the rotation of the external audit partner within Ernst & Young LLP in 2012. However, given the subsequent decision to appoint PricewaterhouseCoopers LLP as the Group’s external auditor commencing with the 2012 financial year, the rotation of the Ernst & Young LLP audit partner will not occur.
In line with the Company’s adoption of the revised risk management framework, the existing external auditor policy was superseded by the external auditor business standard, which became effective on 1 January 2012. The principles of the standard are the same as those of the external auditor policy and are aimed at safeguarding and supporting the independence and objectivity of the external auditor. The standard is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules.

The external auditor business standard also regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the principal external auditor. It distinguishes between those services where an independent view is required and that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work), prohibited services where the independence of the external auditor could be threatened and it must not be used, and other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services and employee tax services.
The Committee received a quarterly report of compliance against the external auditor policy which applied during 2011 and will receive a quarterly report against the external auditor business standard in the future.

Audit fees
The Group paid £20.0 million to Ernst & Young LLP for audit services in 2011, relating to the statutory audit of the Group and Company financial statements and the audit of Group subsidiaries and associates pursuant to legislation (2010: £18.6 million). The fees for other services, which included MCEV supplementary reporting, advice on accounting and regulatory matters, reporting on internal controls, reporting on the Group’s Individual Capital Assessment, and work on capital transactions, were £8.5 million (2010: £7.0 million), giving a total fee to Ernst & Young LLP of £28.5 million (2010: £25.6 million).
The Group paid £2.4 million to Ernst & Young LLP in relation to other non-audit services. This included £0.9 million in relation to two risk management effectiveness reviews. In line with the External Auditor Policy, the Audit Committee satisfied itself that for these engagements, robust controls (including appropriate levels of review) were in place to ensure that Ernst & Young LLP’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from Ernst & Young LLP due to its specific expertise. Further details are provided in note 9 to the consolidated IFRS financial statements.
In addition, the Group engaged Ernst & Young LLP to provide assurance on the Group’s Corporate Responsibility Report.

Committee performance and effectiveness
The Committee undertook an annual review of its performance and effectiveness. The review concluded that overall the Committee was effective in carrying out its duties.

Audit Committee Report
This Audit Committee Report was reviewed and approved by the Board on 7 March 2012.

Russell Walls
Chairman, Audit Committee

Risk Committee Report

This report provides details of the role of the Risk Committee and the work it has undertaken during the year.

Committee role and responsibilities
The Committee assists the Board in providing leadership, direction and oversight of the Group’s management of risk. The key responsibilities of the Committee are:
■	reviewing the Group’s risk appetite and future risk strategy and making recommendations on risk appetite to the Board;
■	reviewing the Group’s risk profile against its risk appetite and strategy and reviewing the drivers of changes, if any, in the Group’s risk profile;
■	reviewing the design, completeness and effectiveness of the risk management framework relative to the Group’s activities;
■	assessing the adequacy and quality of the risk management function and the effectiveness of risk reporting within the Group; and
■	working with the Remuneration Committee to ensure that risk is considered in setting the overall remuneration policy for the Group.

The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance
The following independent non-executive directors served on the Committee during the year:

Period
Member	From	To
Michael Hawker (Chairman from 1 September 2011)	1 January 2010	To date
Mary Francis (Chairman from 1 January 2007 to 31 August 2011 and Committee member thereafter)	14 January 2006	To date
Leslie Van de Walle	24 September 2009	To date
Russell Walls	14 January 2006	To date

Attendance

Committee member	Number of meetings attended	Percentage attendance¥
Michael Hawker (Chairman) 1	10	91%
Mary Francis2	10	91%
Leslie Van de Walle	11	100%
Russell Walls	11	100%

¥	This shows the percentage of meetings which the Committee member attended during the year while a member of the Committee.
1	Michael Hawker was unable to attend the Committee meeting held on 23 March 2011 due to prior commitments.
2	Mary Francis was unable to attend the Committee meeting held on 12 October 2011 due to prior commitments and this meeting being called at short notice.

The Committee met on 11 occasions in 2011, of which nine were scheduled Committee meetings and two were additional Committee meetings called at short notice. The members’ attendance record is set out above. In addition the Committee held separate meetings with members of senior management and the external auditor to discuss issues relevant to the Committee and for the purposes of induction and training. The group company secretary acts as the secretary to the Committee.
The group chief executive, chief risk officer, chief financial officer and the chief audit officer normally attended, by invitation, all meetings of the Committee. Other members of senior management were also invited to attend as appropriate to present reports. It was the Committee’s practice at each meeting to meet separately with the chief executive officer, without any members of management being present. Committee members also met privately with the chief risk officer after the majority of meetings to follow up on particular issues raised at the meetings.
The chairman of the Committee reported to subsequent meetings of the Board on the Committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the Committee. The chairman of the Committee sits on the Audit and Remuneration Committees to ensure that risk considerations are fully reflected in the decisions of those Committees.
In performing its duties, the Committee had access to the services of the chief risk officer, chief audit officer, the group company secretary and external professional advisers. Keith Nicholson, a former partner at KPMG LLP, acted as an external adviser to the Committee during the year.

External background
2011 was a year of two halves. The first six months of 2011 saw economic indicators improving internationally, with asset values generally increasing. The second half was characterised by a rapid deterioration of investor confidence in the Eurozone economic fundamentals, leading to significant falls in European asset prices, and in particular, European government bonds. These external market forces, coupled with significantly increased regulation as the Financial Services Authority sought to introduce and transition towards new operating principles for the Prudential Regulatory Authority, and the continued development of the Solvency II Directive resulted in challenging conditions for the financial services industry as a whole. Against this backdrop, the Committee particularly focused on the management actions necessary to strengthen the Company’s capital base, its capital generation, its liquidity management and its risk management culture.

Committee activities during 2011
The Committee’s principal functions are: to assist the Board in making decisions on the Group’s risk appetite; to oversee the monitoring and control of risks so that they remain aligned with appetite; to ensure that management is reviewing emerging risks and testing the Group’s resilience through scenario planning and stress testing; to give clear direction to the way the Group assesses its capital requirements and the quality of its assets and to assist the Board in ensuring a balance between risk and reward in relation to executive remuneration. The Committee oversees all aspects of risk management in the Group, including market, credit, liquidity, insurance and operational risk including franchise risk, and their impact on both financial and non-financial goals.
The chart below shows how the Committee allocated its time during 2011.

During the year the Committee focused on the following areas:

Strengthening risk management across the Group
At the beginning of 2011, the Committee considered in detail and approved an enhanced comprehensive Risk Plan (the Plan) to provide a step change in the pace of implementation of the Group’s risk management framework. The Plan built on the existing risk operating model to ensure that leading standards of risk management were embedded at all levels of the business and the Committee received regular updates on the implementation of the Plan and the enhancement of the risk awareness culture throughout the business. The Plan placed strong emphasis on the risk function to ensure the embedding of risk-based decision making on economic capital, the setting of clear statements of risk appetite, especially for economic capital and liquidity, and the rigorous management of risk exposures within limits.

Risk appetite monitoring
As the macro-economic climate deteriorated in the latter half of the year, the Committee received regular detailed reports on key risk exposures, the drivers of risk in the Group and emerging and potential risks, including the risk of a sustained low interest rate environment. The Committee gave particular focus to the monitoring of the Group’s capital and liquidity positions against risk appetite, the results of stress and scenario testing and the drivers of financial and insurance risks. The Committee critically assessed and challenged the appropriateness of the Group’s risk appetite, rigorously monitored the Group’s exposure against appetite particularly in relation to European sovereign debt holdings, counterparty and credit exposure, and assessed the actions taken to mitigate any risks that had become out of appetite. Working with the Audit Committee, the Committee also monitored the adequacy of the Group control framework.

Capital and liquidity management
Throughout the year, the Committee closely monitored the Group’s economic capital and liquidity positions, particularly in light of the evolving Eurozone uncertainty, and considered in detail the management actions being taken to address the impact of the economic environment.

Preparing for Solvency II
Against a changing and evolving regulatory landscape and with an increasing emphasis on economic capital, the Committee continued to have oversight of all aspects of the programme to implement the Solvency II Directive. Throughout the year, the Committee received regular progress reports on the development of the models that are used to calculate economic capital requirements and the stress and scenario testing techniques used to validate the results. The Committee also had oversight of the detailed contingency planning in relation to the Group’s internal model.

Group risk management
During the year, the Committee approved the new suite of policies and underlying standards which underpin the revised risk management framework and which would be effective from January 2012. The Committee continued to receive regular reports on compliance with the existing Group policies. The Committee also received regular reports on the development and roll-out of the Better Business Decisions programme, which was designed to equip senior management with the skills needed to embed enhanced risk-based decision making in the core business functions across the Group.

Fraud and financial crime
The Committee maintained regular oversight of compliance with controls against financial malpractice including fraud, and of the arrangements for employees to report in confidence any concerns about lack of probity (whistleblowing). The Committee also discussed the implications of the Bribery Act which came into force during the year. It paid particular attention to the update of the Group Anti-Bribery and Corruption Standard and the roll-out of an anti-bribery global communications programme and training for the Group’s businesses and employees.

Internal controls
The Group’s internal audit function continued to provide the Committee with independent and objective reports on the appropriateness, effectiveness and sustainability of the Company’s system of internal controls. Key control issues reported by Internal Audit to management and to the Committee members were monitored on a quarterly basis until the related risk exposures had been properly mitigated.
More detail on the management of risk is contained in the Risk and capital management section of the Performance Review on pages 41 to 48.

Committee performance and effectiveness
The Committee undertook an annual review of its performance and effectiveness. The review concluded that overall the Committee was effective in carrying out its duties.

Risk Committee Report
This Risk Committee Report was reviewed and approved by the Board on 7 March 2012.

Michael Hawker
Chairman, Risk Committee

Corporate Responsibility Committee report

This report provides details of the role of the Corporate Responsibility Committee and the work it has undertaken during the year.

Committee role and responsibilities

The purpose of the Committee is to set guidance and direction and to oversee the policies and progress of the Group’s corporate responsibility (CR) activities. The key responsibilities of the Committee are:
■	assisting the Board in the development of the Group’s strategy on CR related issues including social, environmental and ethical matters;
■	reviewing the Group’s CR and environment policies to ensure they continue to meet the Group’s CR strategy and objectives;
■	reviewing and monitoring the Group’s CR risks and working with the Risk Committee to ensure that the Group’s CR risks are properly considered; and
■	reviewing and approving the CR Report in the Company’s Annual Report and Accounts and providing for an appropriate form of assurance.

The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com/terms-of-reference, and are also available from the group company secretary.

Committee membership and attendance
The following directors served on the Committee during the year:

Period
Member	From	To
Gay Huey Evans (Chairman from 1 December 2011)	20 October 2011	To date
Euleen Goh Andrew Moss	1 January 2009 12 July 2007	To date To date
Carole Piwnica (Chairman from 25 March 2009 until 1 December 2011)	14 January 2006	1 December 2011
Lord Sharman	14 January 2006	To date
Scott Wheway	5 December 2007	To date

Attendance

Committee member	Number of meetings attended	Percentage attendanceΩ
Gay Huey Evans (Chairman)*	1	100%
Euleen Goh	4	100%
Andrew Moss1	3	75%
Carole Piwnica**	4	100%
Lord Sharman1	3	75%
Scott Wheway	4	100%

*	Appointed chairman of the Committee on 1 December 2011.
**	Retired as chairman of the Committee on 1 December 2011.
Ω	This shows the percentage of meetings which the Committee member attended during the year while a member of the Committee,
1	Colin Sharman and Andrew Moss were unable to attend the Committee meeting held on 16 February 2011 due to prior commitments and this meeting being called at short notice.

The Committee met on four occasions in 2011 and the members’ attendance record is set out above. The group company secretary or her nominee acts as the secretary to the Committee.
The group HR director and group CR director attended, by invitation, all meetings of the Committee. Other members of senior management were also invited to attend as appropriate to present reports. The chairman of the Committee reports to meetings of the Board on the Committee’s work and the Board receives a copy of the agenda and the minutes of each meeting of the Committee.

Committee activities during 2011
The following chart shows how the Committee allocated its time during 2011, with key activities set out in more detail below:

CR strategy and performance
The Committee reviewed the Group CR strategy and functional plan for 2011–2013. It also monitored the progress made during the year by the Group’s businesses against each of the CR key performance indicators and continued to receive updates on key CR programme activities such as the Street to School programme, business ethics and stakeholder recognition. There was continued emphasis on strengthening CR performance through employee engagement, by influencing key stakeholders and by embedding balanced leadership throughout the organisation.

Risk management
The Committee continued to monitor the risks relating to the Group’s CR activities together with associated risk mitigation initiatives.

Assurance
During 2011, independent assurance on the Group’s CR and related activities and reporting was provided to the Committee by Ernst & Young. Members of the Committee were interviewed as part of the external assurance process and the subsequent management report, including Aviva’s action plan, was reviewed by the Committee to assist in the strengthening and future direction of the programme. Internal Audit reported to the Committee on any matters from the reviews in the Internal Audit Plan which were of relevance to the Committee and will provide support for the Committee going forward, with the sustainable objectives incorporated into the 2012 Internal Audit Plan.

Corporate Responsibility Report
During the year, the Committee reviewed and approved the scope and content of the Company’s 2011 CR Report included in this Annual Report and Accounts. As was the case in 2010 and 2011, the Company will again put its CR Report included in the Annual Report and Accounts to an annual advisory vote of shareholders at the 2012 AGM as a means of obtaining feedback on the report and the Company’s performance in this area. Details of the relevant resolution are set out in the Company’s Notice of AGM.

Committee performance and effectiveness
The Committee undertook an annual review of its performance and effectiveness. The review concluded that overall the Committee was effective in carrying out its duties.

Corporate Responsibility Committee Report
This Corporate Responsibility Committee Report was reviewed and approved by the Board on 7 March 2012.

Gay Huey Evans
Chairman, Corporate Responsibility Committee

Directors’ Remuneration Report

Highlights
■
At the Company’s 2011 Annual General Meeting (AGM), our shareholders endorsed the 2010 Directors’ Remuneration Report, which proposed changes to the Group’s executive remuneration structures and plans. These were outlined in detail in the 2010 Directors’ Remuneration Report and are summarised below in Section 2.

■
As outlined in the Chairman’s Statement, while the outlook for the wider economy has been pessimistic, particularly in the Eurozone, Aviva has performed strongly, and management and employees have remained focused on executing our strategy, and on delivering our goals, despite market volatility.

■
Aviva has performed well against the Group’s Key Performance Indicators (KPIs) and the financial and non-financial targets set in respect of the 2011 Annual Bonus Plan were mostly exceeded during the year. The combination of financial outcomes, along with performance against targets relating to employees, customers and personal objectives mean the group chief executive received a bonus of 80.27% of his maximum opportunity for 2011 (2010: 74.3%).

■	In line with emerging practice, we are disclosing 2012 salary increases and LTIP awards for the first time. These are presented alongside the historical information for the previous year, in table 7.
■	Andrea Moneta resigned from the Board of Aviva plc (the Board) on 19 January 2011 and left the Company on 28 February 2011. Details of his leaving arrangements are disclosed in this report.
■	Mark Hodges resigned from the Board on 2 June 2011 and left the Company on 9 September 2011.
■	Igal Mayer was appointed as chief executive, Aviva Europe and joined the Board on 19 January 2011. Details of his annual remuneration are shown in section 11 of this report.
■
Trevor Matthews joined Aviva and the Board on 2 December 2011, as chief executive, Aviva UK. His annual remuneration is shown in section 11 of this report. He received a share award to compensate him for certain awards which he forfeited on leaving his previous employer. This award will vest in tranches over three years subject to Mr Matthews remaining in the employment of the Group. See further details in section 10 of this report. The Remuneration Committee (the Committee) is satisfied that the Company paid no more than necessary in approving that buy-out.

1. Introduction
This report sets out the details of the remuneration policy for the Company’s directors, describes its implementation and discloses the amounts paid in 2011. In addition to meeting statutory requirements, particularly the regulations on directors’ remuneration reports pursuant to the UK Companies Act 2006, the Committee has complied with best practice guidelines, including guidance issued by the Association of British Insurers and the National Association of Pension Funds, in producing this report. Relevant sections of this report have been audited in accordance with the UK Companies Act 2006.
During 2011, executive remuneration has been under intense scrutiny. The Committee has been conscious of the external environment and has given due consideration to market sentiment and potential future regulation. At the time of writing this report, proposed additional regulation by the Department for Business, Innovation and Skills (BIS) has not been issued, but the Committee believes that the approach taken over the last few years by Aviva will leave it well positioned against the likely final outcome of such regulation.

This report covers the following:
■	The Committee’s objectives, membership and main activities in 2011;
■	A review of Aviva’s remuneration policy and practice;
■	Commentary on the alignment between remuneration, risk and Aviva’s business strategy and objectives;
■	Details of the terms of executive directors’ (EDs) employment contracts;
■	Aviva’s share ownership policy with respect to EDs;
■	Aviva’s policy on external board appointments;
■	Aviva’s UK all employee share plans and executive share plans;
■	Aviva’s position against dilution limits;
■	Remuneration of the non-executive directors (NEDs); and
■	Tables summarising the 2011 position on:
–	Directors’ remuneration
–	EDs’ pension arrangements
–	Share award and option plans
–	Directors’ interests in shares.

2. Strategic Reward Review implementation
Throughout 2010, the Company conducted a comprehensive review of senior executive remuneration, the objectives of which were:
■	to ensure remuneration is optimally designed to attract and retain senior executives, while avoiding paying more than is necessary;
■	to ensure remuneration is aligned with, and incentivises the achievement of, our strategic business aims while ensuring appropriate risk management;
■	to benchmark total compensation against suitable comparator groups to ensure remuneration is appropriately positioned against the market; and
■	to ensure our reward plans appropriately reflect regulatory requirements and best practice guidelines.

Details of this Strategic Reward Review and the proposed changes in respect of executive remuneration resulting from the Review were outlined in the 2010 Directors’ Remuneration Report, which was endorsed by shareholders at the Company’s 2011 AGM. A summary of how these changes impacted the group chief executive and the other EDs in 2011 is shown below:
■
Revised benchmarking group: The role of the Committee is to apply appropriate judgement in setting pay levels having considered a range of data, including primarily the 25 FTSE companies either side of Aviva’s market capitalisation. The absolute peer group will be reviewed annually based on the most up-to-date market data available.

■	Simplified structure:
–
Annual bonus: In order to help drive a reward and performance culture, the number of KPIs that comprise the financial bonus element will be ideally kept to a maximum of four. These will be disclosed in the Annual Report and Accounts following the relevant year end and will endeavour to reflect all relevant outcomes, behaviours and risk management actions sought by the Board.

–
Competitive long-term incentive plans: New revised standard long-term incentive awards have been granted to ensure our packages remain competitive within the relevant market place, and represent value for the shareholder. As disclosed in last year’s report, One Aviva, twice the value bonus plan (OATTV Plan) awards were not made and EDs received awards under the standard Long Term Incentive Plan (LTIP) only.

■
Share ownership requirements: The share ownership requirement of the group chief executive increased from 175% to 200% of basic salary. In addition, members of the Executive Committee (EC) who are not EDs saw the introduction of a new share ownership requirement of 50% of basic salary; 50% of the EDs’, including the group chief executive, executive share plan releases and 25% of the EC members’ executive share plan releases will be required to be held, net of withholding taxes, until such time as their share ownership requirement is met.

Table 1: Strategic Reward Review’s key changes to each element of remuneration for the EDs, as implemented in 2011

Remuneration element	2010	From 2011 (as advised in the 2010 Directors’ Remuneration Report)
Basic salary/total remuneration benchmarking group	Lower quartile to median of the FTSE 30 and the median to upper quartile of the FTSE 50	By reference to the median of 25 FTSE companies either side of Aviva’s market capitalisation
Annual Bonus	Target 75% of basic salary Maximum 150% of basic salary Multiple financial measures Two-thirds deferred into shares for three years	Unchanged target and maximum opportunity Financial measures limited to four, where possible No change to deferral arrangements
OATTV Plan	Group chief executive: Matches 100% of the deferred annual bonus ED: Matches 75% of the deferred annual bonus	Plan expired in 2010
LTIP
Group chief executive: 175% standard award EDs: 150% standard award Performance measures: 50% total return MCEV Return on Capital Employed (ROCE), 50% relative  Total Shareholder Return (TSR) 30% vests for threshold performance

Group chief executive: 275% standard award EDs: 225% standard award Performance measures: 50% Operating IFRS ROCE, 50% Relative TSR (IFRS ROCE is considered a more stable balance sheet measure)
20% vests for threshold performance

Share ownership requirement	Group chief executive: 175% of basic salary EDs: 150% of basic salary To be fulfilled five years from date of appointment
Group chief executive: 200% of basic salary EDs: 150% of basic salary EC members: 50% of basic salary EDs, including group chief executive, must retain 50% of net executive share plan releases (EC members 25%) until requirement is met

No significant changes to the policies agreed and communicated to shareholders last year are proposed for 2012.

3. Committee’s role and responsibilities
The purpose of the Committee is to:
■	establish a competitive re muneration package to attract, retain and motivate high-quality leaders while avoiding paying more than is necessary;
■
promote the achievement of both the Company’s annual plans and its strategic objectives by providing a remuneration package that contains appropriately motivating targets that are within the Group’s risk appetite; and

■	align senior executives’ remuneration with the interests of shareholders and other stakeholders, including customers and employees.

The Committee’s key responsibilities are to:
■
recommend to the Board the Group’s remuneration policy for EDs and members of senior management, covering basic salary, bonus, long-term incentives, retirement provisions, long-term wealth creation and other benefits;

■	work with the Risk Committee to ensure that risk is properly considered in setting the overall remuneration policy for the Group and the remuneration of EDs and members of senior management;
■	strike an appropriate balance between (i) the fixed and variable components and (ii) the cash, equity and equity related components of the total remuneration package;
■	ensure the remuneration package is congruent with, and provides the incentives to realise, short- and long-term goals and have regard to pay and conditions elsewhere within the Group;

■	review and determine the terms of employment and remuneration of the individual EDs, including any specific recruitment or severance terms;
■	assess and, within the broad policy from time to time approved by the Board, determine the remuneration terms of the Chairman of the Company;
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

The full terms of reference for the Committee can be found on the Company’s website, www.aviva.com/terms-of-reference, and are also available from the group company secretary.

4. Committee membership
Table 2 below shows the directors who served as members of the Committee during the year, all of whom are independent NEDs, and individuals who attended Committee meetings:

Table 2: Members and attendees of the Committee during 2011

Member	Position	Comments
Scott Wheway	Chairman of the Committee	Member since 5 December 2007, chairman since 1 January 2009
Mary Francis	Member	Member from 25 January 2006 until 1 June 2011
Michael Hawker	Member	Member since 1 June 2011
Carole Piwnica	Member	Member from 25 January 2006 until 1 December 2011
Leslie Van de Walle	Member	Member since 24 September 2009
Lord Sharman	Chairman of the Company	Attended by invitation
Andrew Moss	Group chief executive	Attended by invitation
John McFarlane	Non-executive director	Attended by invitation
John Ainley	Group HR director	Attended as an executive responsible for advising on the remuneration policy
Kirstine Cooper	Group company secretary	Attended as secretary to the Committee
Tracey O’Rourke	Group reward and HR policy director	Attended as an executive responsible for advising on the remuneration policy
Martyn Fisher	Group reward director	Attended as an executive responsible for advising on the remuneration policy
David Rogers	Chief accounting officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans
Amanda Mackenzie	Chief marketing and communications officer	Attended to advise on matters relating to customer target setting
Alain Dromer	Chief executive, Aviva Investors	Attended to advise on matters relating to Aviva Investors’ remuneration policy in relation to the FSA’s Remuneration Code
Nigel Clemson	Executive HR director, Aviva Investors	Attended to advise on matters relating to Aviva Investors’ remuneration policy in relation to the FSA’s Remuneration Code
Representatives of AON Hewitt New Bridge Street (AHNBS)*		Attended by invitation as the Committee’s independent adviser until August 2011. AHNBS is part of AON, which provided insurance broking services to the Company in 2011
Representatives of FIT Remuneration Consultants*		Attended by invitation as the Committee’s independent adviser from August 2011. FIT Remuneration Consultants provided no other services to the Group in 2011
 *Both AHNBS and FIT Remuneration Consultants are members of the Remuneration Consultants Group (the professional body established under the Walker review) and adhere to its code of conduct.

No person was present during any discussion relating to their own remuneration.
In addition to the members and attendees listed in Table 2 above, the chief risk officer provided advice on the management of risk within the remuneration framework and Deloitte LLP advised the Committee on the calculation of TSR in respect of the LTIP vesting. Deloitte LLP were not appointed by the Committee and they provided consultancy services to the Group in 2011.
The chairman of the Committee reports to meetings of the Board on the Committee’s work and the Board receives a copy of the agenda and the minutes of each meeting of the Committee. The Committee undertook an annual review of its performance and effectiveness. The review concluded that overall the Committee was effective in carrying out its duties.

5. Committee attendance and activities during 2011
The Committee is required by its terms of reference to meet at least three times per year. In 2011, the Committee met ten times and the number of meetings attended by each Committee member is shown in Table 3:

Table 3: Committee attendance

Committee member	Number of meetings attended	Percentage attendance1
Scott Wheway (Chairman)	10	100%
Mary Francis2	5	71%
Michael Hawker3	3	100%
Carole Piwnica4	8	89%
Leslie Van de Walle5	9	90%

1	This shows the percentage of meetings which the Committee member attended during the year while a member of the Committee.
2
Mary Francis was unable to attend meetings held on 19 January 2011 and 24 May 2011 due to prior commitments and these meetings being called at short notice. Mrs Francis stepped down as a member of the Committee on 1 June 2011 and therefore was no longer a member of the Committee when the last three meetings of 2011 were held.

3	Michael Hawker attended all of the meetings held following his appointment to the Committee on 1 June 2011.
4
Carole Piwnica was unable to attend the meeting held on 30 November 2011 due to a prior commitment. Mrs Piwnica stepped down as a member of the Committee on 1 December 2011 and therefore was no longer a member of the Committee when the last meeting of 2011 was held.

5	Leslie Van de Walle was unable to attend the meeting held on 26 April 2011 due to a prior commitment and the meeting being called at short notice.

The Committee has a standing calendar of agenda items within its remit. In addition to these items, the Committee discusses matters relating to the operation of the Group’s remuneration policy and emerging market practices. The chart opposite summarises the time allocated to various agenda items during 2011 and Table 4 below sets out the matters discussed by the Committee.

Table 4: Matters discussed by the Committee during its 2011 meetings

Meeting	Standing agenda items		Other agenda items
17 January	■	None	■	Approval of the departure terms for Andrea Moneta
18 January	■	None	■	Discussion of Igal Mayer’s appointment terms as an ED
19 January	■	None	■	Approval of Igal Mayer’s appointment terms as an ED
2 February	■	None	■	Discussion of communications to institutional investors regarding the Strategic Reward Review
			■	Agreement that bonus awards for senior management would take account of risk objectives
			■	Discussions of the FSA's Renumeration Code
28 February	■	A review and approval of basic salaries and benefits in kind for EDs and EC members	■	Approval of the 2011 personal objectives for EDs and EC members
	■	Consideration and approval of bonus awards for the 2010 financial year and approval of share awards under the Annual Bonus Plan (ABP) for EDs and EC members	■	Approval of amendments to the rules of the Aviva AESOP
	■	A review and approval of LTIP grants to the EDs and EC members and approval of the performance conditions for the 2011 LTIP grants	■	Approval of amendments to the Committee’s Terms of Reference
	■	A performance test of subsisting LTIP and OATTV Plan grants
	■	A review of dilution limits
	■	A review and approval of recommendations on contributions into the Aviva Capital Accumulation Plan (ACAP)
	■	Approval of the 2010 Directors’ Remuneration Report
	■	Approval of the award of Free Shares to UK employees under the Aviva All Employee Share Ownership Plan (AESOP) and awards to Irish employees under the Aviva Group Employee Share Ownership Scheme
	■	A review of EDs’ and EC members’ shareholding requirements
	■	A review and approval of the chairman of the Company’s fees
April	■	None	■	Discussion and approval of the proposed remuneration package for a newly appointed EC member

Table 4: Matters discussed by the Committee during its 2011 meetings continued

May	■	None	■	Discussion and approval of the proposed remuneration package and joining arrangements for Trevor Matthews
August	■	A review of dilution limits	■	Discussion of the remuneration benchmarking and proposed 2012 salary increase for the group chief executive

Approval of an invitation to UK employees to participate in the Aviva Savings Related Share Option Scheme and to Irish employees to participate in the Aviva Ireland Save As You Earn Scheme (SAYE Schemes)
			■	Discussion regarding the remuneration benchmarking of EDs and EC members in 2012
			■	Approval of amendments to the remuneration package and joining arrangements for Trevor Matthews
			■	Approval of a localisation agreement for an EC member
			■	Approval of amendments to the Aviva Recruitment and Retention Share Award Plan.
			■	Approval of the appointment of FIT Remuneration Consultants to provide remuneration services to the Committee in place of AHNBS
November	■	Approval of the group chief executive’s personal objectives for 2012	■	Approval of the finalised remuneration package and joining arrangements for Trevor Matthews
	■	Approval of the proposed 2012 financial, employee and customer targets for the operation of the ABP	■	Discussions of the FSA’s and Solvency II remuneration requirements
	■	A review of the proposed approach to the 2011 Directors’ Remuneration Report
	■	A review of the Committee’s 2012 work plan
December	■	None	■	Discussion of EDs’ and EC members’ personal and risk objectives for 2012
			■	Approval of a revised list of Code Staff for two Aviva UK subsidiaries with regard to the FSA’s Remuneration Code

6. FSA’s Remuneration Code: Aviva Investors
The FSA’s Remuneration Code does not apply to Aviva’s businesses with the exception of Aviva Investors and two small subsidiaries within the UK business. These businesses are in full compliance with the FSA’s Remuneration Code’s requirements and the Company expects the Solvency II Directive and other European-based legislation to further define requirements in this area in the near future.
Specifically, Aviva Investors’ policy on remuneration takes into account its status as a Tier 4 organisation as defined in the FSA’s Remuneration Code 2010, and as such is fully compliant with this code.
Aviva Investors’ reward principles and arrangements are designed to accurately and appropriately incentivise and reward employees for achieving stated business goals in a manner that is consistent with the Company’s approach to sound and effective risk management.
Effective risk management is central to how the Company and Aviva Investors perform and the risk profile of each business is also taken into account in compensation decisions. The approach to performance and reward is designed to drive sustainable performance, ensuring that remuneration policies support the business strategy and long-term interests of the Company.

7. Changes to UK pension taxation
Following announcements by the UK government during late 2010 and 2011, the Company reviewed its approach to pension provisions for those employees whose pension contributions exceed either the newly reduced annual allowance or, from April 2012, the newly reduced Lifetime Allowance. The Company fully supports, where possible, the continued tax-efficient provision of retirement benefits.
In reviewing the ongoing retirement benefit plan changes, no arrangements were entered into which materially increased Company costs. For those employees who are members of the UK Defined Contribution Plan, an option is provided to pay the excess over £50,000 per annum as either a lump sum or a contribution into an Employee Benefit Trust which generates a tax point in five years’ time and has a 12-month risk of forfeiture for those who either resign or are terminated for cause.

8. Alignment of Group strategy with executive remuneration
The Committee considers alignment between Group strategy and the remuneration of its senior executives, including EDs, to be critical. It believes that senior executives should be appropriately rewarded (on a market competitive basis) for the delivery of stretching goals but should receive reduced rewards when the business performs poorly. The pay and employment conditions of employees of the Company and the Group were also taken into account when determining directors’ remuneration for the financial year, in addition to the Group Reward policies and framework.
To achieve this alignment Aviva’s remuneration package is leveraged, with a suitable percentage of pay ‘at risk’ against the achievement of stretching goals, which is aligned with the Company’s risk profile and employee behaviour. Furthermore, two-thirds of any bonus for EDs and EC members and any LTIP grants are delivered in the form of Aviva shares. The requirements to defer bonus and participation in the LTIP closely tie the long-term value of executive remuneration to the Company’s share price performance. Senior executives thus have high exposure to the same benefits and drawbacks of share price movement as all shareholders. The belief that senior executives should be shareholders is reinforced through formal guidelines requiring EDs to build up and maintain a significant holding of shares in the Company.

Section 2 outlines the key changes in respect of executive remuneration that were implemented in 2011, following the Strategic Reward Review. The Committee’s considerations shown below relate to reward decisions made in 2011.
■	The Group’s strategic priorities and targets are set out elsewhere in the 2011 Annual Report and Accounts. Those priorities are reflected closely in the remuneration package of executives.
■
The Committee also considers how, given changing economic circumstances, the Group’s priorities, and consequently the targets underpinning its bonus structures, need to change from year to year. Financial targets sit alongside targets on customer advocacy and employee engagement that the Committee believes are critical to long-term organisational health. The personal objectives of the EDs and EC members are reviewed annually by the Committee to ensure they adequately reflect the strategic aims of the Group, good governance and best practice.

■
Basic salary: Internal and external equity in basic salary positioning is an important contributor to a motivational remuneration package. A range of market data is used to inform decision making, taking into account the Company’s benchmarking policy including regard to the 25 FTSE companies either side of Aviva’s market capitalisation.

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

■	LTIP: The LTIP encourages a longer-term management focus on ROCE and relative TSR. These metrics measure how the Company is performing in both absolute and relative terms.

The Committee considers all these elements, plus retirement and other benefits, as a whole. It looks to ensure that an appropriate balance is maintained between the elements to ensure that the need for both short-term success and long-term sustainable growth is recognised. The Committee also ensures that the non-financial business measures and individual objectives reflect adequately the Company’s environmental, social and governance responsibilities.

9. Constituent elements of reward as a percentage of total remuneration
Table 5 below shows how the Group’s remuneration policy translates in practice into the group chief executive’s remuneration package. The table outlines the contribution each element makes to overall compensation at both ‘Target’ and ‘Stretch’ levels of performance for the group chief executive. For the remainder of EDs, 43% (42% for Igal Mayer) of total remuneration is paid in cash for on ‘Target’ performance and 32% (30% for Igal Mayer) for ‘Stretch’ performance (excluding ACAP which EDs participate in to varied degrees; see Table 7). For all the EDs, more than half of total remuneration is performance-related.

Table 5: Breakdown of remuneration for group chief executive in 2011

For the purposes of the charts above, ‘Cash’ includes basic salary and the discretionary ACAP payment. “Variable Cash” is the one-third of bonus paid in cash annually. The share element includes the two-thirds of the annual bonus deferred into shares and the LTIP.
■	2011 ‘Target’ performance means a target ABP outcome (75% of basic salary) and a 50% vesting of the LTIP (137.5% of basic salary).
■	2011 ‘Stretch’ performance means a stretch ABP outcome (150% of basic salary) and 100% vesting of the LTIP (275% of basic salary).

The breakdown does not include any share price growth, the dividend equivalents payable on the ABP deferred shares and 2011 LTIP award, or other benefits (e.g. cash car allowance, value of private medical insurance (PMI) and all employee share ownership plans).

10. Remuneration policy in practice for EDs

Table 6, below, summarises Aviva’s remuneration policy as it is applied in practice to EDs.

Table 6: Remuneration policy in practice

Policy	How Delivered
Total remuneration
Total remuneration package levels are informed by relevant pay data, in particular for 2011, the median range of the 25 FTSE companies either side of Aviva’s market capitalisation.	■	Basic salary
These reference points are chosen to reflect Aviva’s market capitalisation and comparability to other large, sophisticated multi-national companies and the positioning that is appropriate to Aviva in those different comparator groups.
	■	ABP
	■	LTIP
	■	Long-term savings
	■	Aviva Staff Pension Scheme (ASPS)
	■	Benefits
	■	All employee schemes
Basic salary
Benchmarked as for total remuneration but with positioning and progression taking account of individual and business performance and the levels of increase provided for the broader UK employee population (basic salaries of the UK employees increased by 2% on average in 2011).
	■	Monthly in cash
The Committee takes seriously institutional investors’ concerns on the upward ratchet of basic salaries and is rigorous in its review of salaries against market position.	■	Reviewed annually in February, with changes taking effect from 1 April.
ABP
The ABP is intended to incentivise executives to achieve the annual business plan, based on a series of key financial, employee and customer performance indicators (KPIs), which make up 70% of the bonus opportunity, and personal objectives which make up 30%.
	■	Annually, one-third is paid in cash and two-thirds in deferred shares.
75% of basic salary is payable for ‘on target’ performance and up to 150% for ‘stretch’ performance.
Two-thirds of bonus is deferred into shares and the deferred shares vest on the third anniversary of the date of grant. The vesting of deferred shares is reduced on resignation or in certain other leaver circumstances for deferrals made prior to March 2011. Vesting of deferred shares is forfeited on resignation or in certain other leaver circumstances for deferrals made from March 2011. Additional shares are awarded at vesting in lieu of the dividends paid on the deferred shares during the deferral period. The plan rules give the Committee the authority to cancel unvested awards in the event of misconduct by the participant or a member of their team, or in the event of a materially adverse misstatement of the Company’s financial statements.

LTIP
The LTIP is intended to motivate the achievement of the Company’s longer-term objectives, to aid the retention of key personnel and to align executive interests to those of shareholders. In 2011 the group chief executive was eligible to receive an annual award of shares equal to 275% of basic salary. Other EDs were eligible to receive an annual award of shares equal to 225% and, in the case of Igal Mayer, 250% of basic salary (this reflects the fact that Mr Mayer was previously on US conditions of employment, under which he would have been eligible for a higher standard award, reflective of market practice).
	■	Annual awards in shares that vest, subject to ROCE and relative TSR performance conditions being met, at the end of a three-year performance period.
The Company operates a phantom scheme in the US for its US-based employees. The levels of award reflect US market practice.	■	Awards that do not vest lapse.
For awards made prior to 2011, no additional shares are awarded for the dividends paid during the three-year performance period on those shares that vest. From 2011 onwards, dividend equivalent awards will be paid in line with current market practice. The plan rules give the Committee the authority to cancel unvested awards in the event of misconduct by the participant or a member of their team, or in the event of a materially adverse misstatement of the Company’s financial statements.

Long-term savings	■	Discretionary payments into a trust where they are held for a minimum of five years.
The Aviva Capital Accumulation Plan (ACAP) is a long-term savings vehicle which aids retention while recognising the need for flexibility in long-term wealth planning.
Company contributions are discretionary and vary year on year, but would not normally exceed 50% of basic salary. Contributions for the EDs are shown in the Table 7.
No ED who participates in the ACAP is currently accruing benefits in the ASPS. A resignation or departure for breach of contract results in forfeiture of contribution for the relevant year.
ASPS
The UK ASPS provides a competitive post-retirement package.	■	Deferred cash payable on retirement in the form of a lump sum/monthly payment.
Lump sum death in service benefit of four times basic salary is provided, as is a spouse’s or partner’s pension equal to two-thirds of actual or, on death in service and in certain other circumstances, prospective pension. Post-retirement increases are equivalent to the Retail Price Index up to a maximum of 7.5%. Retirement benefits can be accessed from age 60

Other benefits
Other benefits are provided on a market competitive basis.	■	Cash car allowance
	■	PMI
	■	Accompanied Travel

Table 6: Remuneration Policy in practice continued

Policy	How delivered
Conditional Share Award to Trevor Matthews
The Committee approved the granting of a one-off conditional share award to Trevor Matthews with a grant value of £2.02 million as part of the recruitment offer made to him. Mr Matthews became entitled to the grant of the award on the date of the commencement of his employment, 2 December 2011. The conditional share award was made on an exceptional basis, pursuant to rule 9.4.2(2) of the Listing Rules, to compensate for the loss of long-term incentives at his previous employer having taken due account of the conditions attached to those forfeited awards. The award was necessary to secure Mr Matthews’ recruitment and is subject to clawback provisions. Additional shares will be awarded at vesting in lieu of the dividends paid on the vested shares between the award date and vesting date
■
The conditional share award will vest in three equal tranches on the first dealing day of March 2012, March 2013 and March 2014 subject to Mr Matthews remaining in the employment of the Group and no dealing restrictions being in place on the vesting date.

■
If Mr Matthews’ employment is terminated due to resignation or dismissal for gross misconduct or gross incompetence, any unvested shares subject to the award will lapse and the Company will reclaim any part of the award which vested during the 12 months prior to the termination date.

	■	If Mr Matthews’ employment is terminated for any other reason than those outlined above, any unvested shares subject to the award will vest immediately following the termination date.
■
Similarly, in the event of a change of control of the Company (by way of general offer or court order) or similar corporate event, any unvested shares subject to the award will vest in full. However, in certain circumstances, the Company may require Mr Matthews to exchange the award for an equivalent award over shares in the acquiring Company.

■
The conditional share award is not pensionable. Any amendments to the terms of the award which are to the advantage of the participant (other than certain minor amendments) are subject to shareholder approval.

11. Overview of the effect of the remuneration policy on EDs’ remuneration during 2011 and 2012
The effect of the remuneration policy in 2011 on EDs is set out in Table 7 below. It should be emphasised that the figures shown for the LTIP grant represent the face value of those awards on the date of grant. The LTIP grant would only be fully realised if very stretching performance conditions were to be met. Details on pension benefits are set out later in this report. Alongside the historical information, for the first time, the table also shows the forward looking salary increases and LTIP awards for 2012, where applicable.

Table 7: Overview of EDs’ remuneration during 2011 and 2012
Andrew Moss, group chief executive

Element	Amount	Commentary**
Basic salary	£951,250 during the year
Mr Moss received a 3.8% increase from £925,000 to £960,000, effective 1 April 2011
He will receive a further 4.8% increase from £960,000 to £1,006,000 effective 1 April 2012. These increases reflect his performance, experience and contribution since his appointment. Mr Moss’s average annual salary increase since April 2008 is 2.1%

ABP	£1,155,888 (120.4% of basic salary) (£385,296 delivered in cash and £770,592 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2011 targets as follows: Financial 39.22% (maximum 50%) Employee 9.38% (maximum 10%) Customer 5.67% (maximum 10%) Personal 26.00% (maximum 30%)
LTIP – face value of grant	£2,543,750
The face value of the 2011 grant represented 275% of basic salary on 28 February 2011
Mr Moss will receive an LTIP grant for 2012 with a face value of £2,640,000, representing the standard award of 275% of his basic salary as at 29 February 2012

ACAP	£480,000	The Trustee of the Plan accepted Aviva’s recommendation and made an award into the Plan equivalent to 50% of Mr Moss’ basic salary as at 1 April 2011 A similar contribution is anticipated for 2012
Other benefits	2% basic salary cash supplement. £19,000 cash car allowance PMI
Mr Moss continues to receive 2% of basic salary as a non-pensionable cash supplement provided in consideration of his surrendering his Unapproved Unfunded Retirement Benefit (UURB) promise at the point when accrual in the ASPS ceased

**Percentages do not necessarily add up due to rounding.

Table 7: Overview of EDs’ remuneration during 2011 and 2012 continued
Patrick Regan, chief financial officer

Element	Amount	Commentary**
Basic salary	£626,250 during the year
Mr Regan received a 5.8% increase from £600,000 to £635,000, effective 1 April 2011
He will receive a further 13.4% increase from £635,000 to £720,000 effective 1 April 2012. Mr Regan has demonstrated outstanding performance in 2010 and 2011 to warrant these increases

ABP	£764,572 (120.4% of basic salary). (£254,857 delivered in cash and £509,715 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2011 targets as follows: Financial 39.22% (maximum 50%) Employee 9.38% (maximum 10%) Customer 5.67% (maximum 10%) Personal 26.00% (maximum 30%)
LTIP – face value of grant	£1,350,000
The face value of the 2011 grant represented 225% of Mr Regan’s basic salary on 28 February 2011
Mr Regan will receive an LTIP grant for 2012 with a face value of £1,428,750, representing the standard award of 225% of his basic salary as at 29 February 2012

Defined contribution pension		See section 23 for details
Other benefits	£16,200 cash car allowance during the year PMI
**   Percentages do not necessarily add up due to rounding.

Igal Mayer, chief executive, Aviva Europe*
Element	Amount	Commentary**
Basic salary	£605,625 during the period from joining the Board (CAD 959,129)	Based on an annual salary of CAD 1,001,500 Mr Mayer will receive a salary increase of 2% from CAD 1,001,500 to CAD 1,021,530 effective April 2012
ABP	£631,829 (99.9% of basic salary) (£210,610 delivered in cash and £421,219 deferred into shares for three years)	Bonus is a function of the degree of achievement of 2011 targets as follows: Financial 37.14% (maximum 50%) Employee 8.70% (maximum 10%) Customer 3.10% (maximum 10%) Personal 17.67% (maximum 30%)
LTIP – face value of grant	£1,580,950
The face value of the 2011 grant represented 250% of Mr Mayer’s basic salary on 28 February 2011.
Mr Mayer will receive an LTIP grant for 2012 with a face value of CAD 2,503,750, representing the standard award of 250% of his basic salary as at 29 February 2012

Pension		See section 23 for details
Other benefits	£21,044 cash car allowance during the period from joining the Board	Annual car allowance of CAD 34,800
	£201,879 accommodation***	Based on a £5,000 per month accommodation allowance, grossed up for tax purposes. 2012 rental costs were largely paid in advance in 2011 Aviva also met rental costs for his apartment in the US for the short period from his appointment as an ED until he moved out
	£57,069 family travel***	Based on a maximum £40,000 per annum family travel allowance, grossed up for tax purposes
	£111,040 flights***	Flights between Toronto and London
	£35,699 relocation***	Paid against an allowance of up to £100,000 for costs incurred in connection with relocation
£23,740 tax preparation*** PMI

*
Igal Mayer joined the Board on 19 January 2011 and the information shown is for the period served as an ED in 2011 (with the exception of ABP, where the full year award is shown). Figures shown above have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2011 of CAD 1.5837 : £1.00.

**	Percentages do not necessarily add up due to rounding.
***
Under the terms of his letter of appointment, Igal Mayer is entitled to first class return flights between Toronto and London, and a travel allowance of up to £40,000 per annum for his spouse and dependent children for travel to and from Toronto and London. Aviva meets the cost of rental accommodation in London of up to £5,000 per month, plus utility costs in line with standard policy. Mr Mayer also receives assistance in preparing his tax returns. Aviva meets the cost of any taxes due on these benefits. He is also entitled to be reimbursed up to a maximum of £100,000 for costs incurred in connection with relocation from the US. A sum of £35,699 has been paid against this allowance.

Table 7: Overview of EDs’ remuneration during 2011 and 2012 continued

Trevor Matthews, chief executive, Aviva UK*

Element	Amount	Commentary**
Basic salary	£58,154 during the year	Mr Matthews commenced employment on 2 December 2011 with an annual basic salary of £720,000 He will be eligible for a salary review in April 2013
ABP	£45,000 (75% of one month’s basic salary) (£15,000 delivered in cash and £30,000 deferred into shares for three years)	2011 bonus based on an on target payment applied to one month’s basic salary
LTIP – face value of grant	£1,620,000
The face value of the 2011 grant represented 225% of Mr Matthews’ basic salary on 2 December 2011 (using the share price upon which other 2011 LTIP awards were based) and was granted in the form of Phantom Units which will be cash settled on vesting
Mr Matthews will receive an LTIP grant for 2012 with a face value of £1,620,000, representing the standard award of 225% of his basic salary as at 29 February 2012

Defined contribution pension	£nil	See section 23 for details
£1,309 cash car allowance during the year
Other benefits	£470,000 cash payment in first month of employment and a conditional share award, face value of £2,020,000
As compensation for forfeiture of unvested shares and 2011 bonus from previous employer. The conditional share award will vest in three equal tranches on the first dealing day of March 2012, March 2013 and March 2014 subject to Mr Matthews remaining in employment and no dealing restrictions being in place on the vesting date. See section 10 for more details

	£35,280 professional fees	Mr Matthews received legal advice in connection with the terms of his employment
*	Trevor Matthews joined the Board on 2 December 2011 and the information shown is for the period served as an ED in 2011.
**	Percentages do not necessarily add up due to rounding.

Andrea Moneta, chief executive officer, Aviva Europe, Middle East and Africa*

Element	Amount	Commentary**
Basic salary	£33,807 during the period until leaving the Board (€39,000)	Based on an annual salary of €780,000. Mr Moneta did not receive an increase to his basic salary in 2011
ABP	£nil	Mr Moneta received no bonus in connection with 2011 performance
ACAP	£nil
Other benefits	£932 cash car allowance during the period until leaving the Board
	£346,741 compensation for loss of earnings, options and performance shares from previous employer paid in March 2011	Mr Moneta received this payment in accordance with a contractual entitlement
	£4,854 housing allowance	Based on €112,000 annual housing allowance, grossed up for tax purposes***
	£867 schooling allowance	Based on €30,000 annual schooling allowance payable up to the end of secondary schooling, grossed up for tax purposes***
	£43,342 for loss of employment	Mr Moneta received a payment of €50,000 as compensation for loss of employment
	£35,000 legal fees	Legal fees were paid directly to Mr Moneta’s solicitor for advising Mr Moneta on his departure terms
PMI

*
Andrea Moneta resigned from the Board on 19 January 2011 and the information shown is for the period served as an ED in 2011. Figures shown above have been converted from euros to pounds sterling at the average exchange rate for 2011 of €1.1536 : £1.00.

**	Percentages do not necessarily add up due to rounding.
***	These exceptional other benefits were provided to replicate pre-existing obligations. These benefits were time-limited and ceased in 2011.

Table 7: Overview of EDs’ remuneration during 2011 and 2012 continued

Mark Hodges, chief executive, Aviva UK*
Element	Amount	Commentary**
Basic salary	£260,718 during the period until leaving the Board	Mr Hodges received a 5.8% increase from £600,000 to £635,000, effective 1 April 2011
ABP	£nil	Mr Hodges received no bonus in connection with 2011 performance
LTIP – face value of grant	£1,350,000 (subsequently lapsed)	The face value of the 2011 grant represented 225% of Mr Hodges’ basic salary on 28 February 2011. This award lapsed in full upon Mr Hodges’ resignation
ACAP	£317,500 (subsequently forfeited)
The Trustee of the Plan accepted Aviva’s recommendation and made an award into the Plan equivalent to 50% of Mr Hodges’ basic salary as at
1 April 2011. This award was forfeited upon Mr Hodges’ resignation

Other benefits	£6,872 cash car allowance during the period until leaving the Board PMI

*	Mark Hodges resigned from the Board on 2 June 2011 and the information shown is for the period served as an ED in 2011.
**	Percentages do not necessarily add up due to rounding.

12. Target setting

ABP – target setting
The financial targets which underpinned the ABP (accounting for up to 50% of annual bonus) in 2011 were derived from Aviva’s return, growth and capital efficiency/capital generation goals.
Employee and customer targets (each accounting for up to 10% of annual bonus) are set taking into account performance to date and aspirations for the future. The employee targets on leadership and engagement are derived from the Group’s Employee Promise Survey in which all business units participate and which over 34,000 staff completed in 2011. This survey is delivered through an independent third party who is able to provide extensive external benchmark data. The Company’s aspiration is to reach upper quartile positions compared to the relevant global and national norms on leadership and employee engagement over time.
In 2011, all businesses measured customer advocacy using a consistent robust methodology undertaken by an independent global research agency. The Company’s aspiration is to reach the upper quartile in the relevant local market benchmark.
Internal assurance that the outcomes on employee and customer targets were accurately calculated and reported was provided to the Committee by the Group’s Internal Audit function. Personal targets are based on delivery of key strategic priorities, personal leadership and operating performance of the relevant portion of the business and account for up to 30% of annual bonus; 50% of the personal objectives of the EDs for 2011 was derived from a joint Executive Committee Risk objective.
The Group’s performance against its financial, employee and customer KPIs in 2011, as they affected the bonus of the group chief executive, is shown in Table 8.

Table 8: Group performance in 2011 against its KPIs

		Weighting (% of total bonus opportunity)
	Key performance indicators	On target* (%)	Stretch (%)	Actual payment (%)
Business measures (70%)	Volume – total long-term savings	3.1	3.1	0.0
	Volume – net written premium	3.1	3.1	3.1
	Adjusted operating profit	6.3	14.6	8.4
	Operating capital generation	6.3	14.6	14.6
	Internal rate of return (IRR)	6.3	14.6	13.1
	Customer	5.0	10.0	5.7
	Employee	5.0	10.0	9.4
Personal measures (30%)	Personal – individual strategic	7.5	15.0	15.0
	Personal – common risk objective	7.5	15.0	11.0
	Total	50.0	100.0	80.3

*Percentages do not necessarily add up due to rounding.

The Committee remains sensitive to the external environment in relation to executive pay, and particularly relating to the payment of bonuses in circumstances where financial targets have not been met and share prices have fallen. However, the combination of financial and non-financial measures is central to the structure of the ABP. The Committee aims to ensure a balanced focus on both short-term financial performance and on the objective non-financial measures that are leading indicators of future financial success. This balance is, in the Committee’s view, reflective of good practice in incentive design and is consistent with the FSA’s guidance on creating incentive schemes that have a focus on long-term sustainable performance and are considerate of the risk environment. Aviva appropriately incentivises and rewards employees for achieving stated business goals in a manner that is consistent with our approach to sound and effective risk management.
As described above, the Committee took the view that it was important to maintain the integrity of the financial targets for the EDs, and therefore these were not adjusted during the year. In the same way, the Committee believes that it is appropriate to pay bonuses based on pre-agreed rigorous targets when these have been met.

To align with the business priorities for 2012, the financial measures at Group level for 2012 are total capital generation, adjusted operating profit, internal rate of return, economic gain and total sales (the latter two of which are not set a stretch target in line with relevant risk considerations).

LTIP – target setting
The LTIP vests subject to the degree of achievement of two equally weighted performance measures, absolute ROCE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests.

ROCE targets
ROCE targets determine the vesting of 50% of any LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return. The Company’s external auditor provides a formal opinion on the IFRS ROCE vesting calculation. The 2011 LTIP award ROCE targets are set out in Table 9 below.

Table 9: 2011 LTIP ROCE targets

ROCE targets over the three-year performance period	Percentage of shares in award that vest based on achievement of ROCE targets
Less than 33%	0%
33%	10%
Between 33% and 40.5%	Pro rata between 10% and 50% on a straight line basis
40.5% and above	50%

The Committee has determined the performance targets for the 2012 LTIP awards. The ROCE targets, originally calibrated at the end of 2010, have been recalibrated to reflect the impact of a significant improvement in the Aviva Staff Pension Scheme deficit, and the disposal and partial sell-down of RAC and Delta Lloyd respectively. These events, which occurred after the ROCE metric for the 2011 LTIP awards was calibrated, have significantly impacted on Aviva’s ability to deliver on the original ROCE targets. The impact of these events is that an additional £360 million post tax adjusted operating profit would be required from the underlying businesses to deliver the same level of ROCE as applied to previous LTIP awards. The Committee therefore agreed to apply a minimum vesting threshold of 30% and a maximum vesting threshold of 37.5% to the 2012 LTIP awards (over three years). The Committee considers that the revised metric would be just as stretching as would have been the case had the events and the recalibration not occurred. No adjustment has been made to the the ROCE target which applies to the 2011 LTIP awards.

TSR targets
Relative TSR determines the vesting of the other 50% of any LTIP award. The comparator group for the assessment of relative TSR performance at the time of the 2011 grant comprised Aegon, Ageas, Allianz, Axa, Generali, ING, Legal and General, Lloyds Banking Group, Prudential, Resolution Limited, Royal Bank of Scotland, Royal and Sun Alliance, Standard Life and Zurich. These companies were chosen on the basis of product and geographic match to Aviva.
TSR vesting operates as set out in Table 10 below.

Table 10: TSR vesting schedule for the 2011 LTIP award

TSR position over the three-year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below median	0%
Median	10%
Between median and upper quintile	Pro rata between 10% and 50% on a straight line basis
Upper quintile and above	50%

Details of subsisting LTIP awards are provided in Table 15 of this report. Table 11 below shows the vesting projections (non-audited) of those awards as at 31 December 2011.

Table 11: Projections of vesting of subsisting LTIP awards

LTIP award	31 December 2011 vesting projection (% of award)
Aviva LTIP 2011	50.00%
Aviva LTIP 2010	73.33%
Aviva LTIP 2009	81.67%

Details of the assumptions used in valuing the LTIP for accounting purposes can be found in note 27(e). The vesting assumption made in respect of the 2011 award for accounting purposes is 50%.

Since the LTIP has performance conditions attached to it, one potential outcome is that neither performance condition is met and the whole of the LTIP lapses. Table 12 below has been produced to illustrate the potential value of the LTIP awards made to EDs in 2011 should the performance conditions be met in part or in whole.

Table 12: Potential value of 2011 LTIP awards (rounded to nearest £50)
LTIP	Andrew Moss	Patrick Regan	Trevor Matthews	Igal Mayer*
	£	£	£	£
Face value of grant	2,543,750	1,350,000	1,620,000	1,580,950
Threshold vesting	508,750	270,000	324,000	316,200
Expected value	1,472,350	781,400	937,700	915,050
Maximum vesting	3,385,750	1,796,850	2,156,200	2,104,250
 *Figures shown for Igal Mayer have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2011 of CAD 1.5837 : £1.00.

Assumptions are as follows:
■	Threshold vesting assumes TSR and ROCE elements vest at the minimum level, producing a 20% vesting of the total award. No share price growth is assumed.
■
Expected value, based on the vesting assumption made for accounting purposes, assumes TSR and ROCE elements vest  at a combined rate of 50% of the total award. Share price growth of 5% per annum is assumed over the three-year performance period.

■	Maximum vesting assumes both TSR and ROCE elements vest in full, producing a 100% vesting. Share price growth of 10% per annum is assumed over the three-year performance period.

LTIP awards vesting in 2011
At the end of the performance period for the 2008 LTIP grant, which vested in 2011; the Company was ranked seventh out of the  16 companies in the TSR comparator group (22.3% vesting of the whole award) and ROCE was 44.3% (50% vesting of the whole award). The total vesting was therefore 72.3%. The 27.7% of the award which did not vest, lapsed.
The LTIP vesting history is set out in Table 13 below. Prior to the 2005 award, vesting history is based on an earlier LTIP plan,  and the last award made under this plan was in 2004.

Table 13: Vesting history of LTIP awards
		Percentage of award vesting
Year of grant	Performance period	ROCE	TSR	Total
2002	January 2002 to December 2004	23.3	23.0	46.3
2003	January 2003 to December 2005	30.0	34.9	64.9
2004	January 2004 to December 2006	30.0	34.9	64.9
2005	January 2005 to December 2007	50.0	0.0	50.0
2006	January 2006 to December 2008	41.3	15.0	56.3
2007	January 2007 to December 2009	50.0	0.0	50.0
2008	January 2008 to December 2010	50.0	22.3	72.3

Aviva has not historically awarded additional cash or shares for the dividends that were paid during the three-year performance period on those shares that vest. As outlined earlier in this report, the awards that will vest from the 2011 LTIP grants onwards will attract dividend equivalents, which is aligned to current market practice.
OATTV Plan awards were granted in 2008, 2009 and 2010 see Table 1 for more details. Based on the performance conditions attached to these awards, as described in the Directors’ Remuneration Report for the year of grant, the 2008 awards resulted in none of the shares vesting, hence 100% of these awards lapsed, and none of the shares from 2009 awards will vest. The same outcome is currently forecast for the 2010 awards.

2009–2011 LTIP and OATTV Plan: Performance outcome for group chief executive
The 2009 Directors’ Remuneration Report disclosed the face value of the LTIP and OATTV Plan awards granted to all EDs at that time.
The face value of the LTIP and OATTV Plan awards granted to the group chief executive were £1,618,750 and £501,443 respectively. The total actual value of the awards that will vest is £1,553,388, based on the performance condition outcome and assuming a share price of 300.8p (which was the closing middle market price of an ordinary share of the Company on 30 December 2011).

Performance graph
Table 14 below compares the TSR performance of the Company over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index, of which Aviva is a member.
The companies which comprise the current LTIP comparator group for TSR purposes are listed in the ‘TSR Targets’ section above. The TSR graph for the comparator group has been plotted using the 20 companies (including Aviva) in the comparator group for pre-2005 grants, the 15 companies (including Aviva) in the comparator group for 2005–2007 grants, the 16 companies (including Aviva) in the comparator group for the 2008 grant, the 15 companies (including Aviva) in the comparator group for the 2009 and 2010 grants, and the 14 companies (excluding Aviva) in the comparator group for the 2011 grant.

13. Share awards
Table 15 below sets out the current position of those share-based awards made to the EDs who served during 2011 under current remuneration arrangements. This section (Share awards) and those sections headed ‘Share options’, ‘Directors’ remuneration in 2011’ and ‘EDs’ pension arrangements’ along with their associated footnotes have been subject to audit.

Table 15: LTIP, ABP, OATTV Plan, CFO Recruitment Share Awards Plan and Conditional Share Award
	At 1 January 201110 Number	Awards granted during year16 Number	Awards vesting during year4 Number	Awards lapsing during year Number	At 31 December 201113 Number	Market price at date awards granted1 Pence	Market price or sale price at date awards vested Pence	Normal vesting date
Andrew Moss
Aviva Long Term Incentive Plan
20083	253,289	—	183,127	70,162	—	617.50	432.80	Mar-11
20092	632,324	—	—	—	632,324	245.00		Mar-12
20102	419,365	—	—	—	419,365	387.70		Mar-13
20113	—	586,117	—	—	586,117	435.60		Mar-14
Aviva Annual Bonus Plan
20086	55,108	24,2907	79,398	—	—	617.50	432.80	Mar-11
20096	115,365	—	—	—	115,365	245.00		Mar-12
20106	104,702	—	—	—	104,702	387.70		Mar-13
2011	—	158,393	—	—	158,393	435.60		Mar-14
One Aviva, twice the value bonus plan
20083	93,567	—	—	93,567	—	598.00		Mar-11
20092	195,876	—	—	—	195,876	245.00		Mar-12
20102	177,770	—	—	—	177,770	387.70		Mar-13
Patrick Regan
Aviva Long Term Incentive Plan
20102	233,160	—	—	—	233,160	387.70		Mar-13
20113	—	311,059	—	—	311,059	435.60		Mar-14
Aviva Annual Bonus Plan
2011	—	102,741	—	—	102,741	435.60		Mar-14
CFO Recruitment Share Awards Plan8
2010 (RRSA)6	255,589	6,0397	91,235	—	170,393	394.20	440.00	Feb-11, 12, 139
2010 (BRDSA)6	43,231	—	—	—	43,231	387.70		Mar-13
2010 (OATTV)2	55,051	—	—	—	55,051	387.70		Mar-13
Igal Mayer
Aviva Long Term Incentive Plan
20083	77,097	—	55,741	21,356	—	617.50	432.80	Mar-11
20092	192,871	—	—	—	192,871	245.00		Mar-12
20102	433,29612	—	—	—	433,29612	387.70		Mar-13
20113	—	362,056	—	—	362,056	435.60		Mar-14
Aviva Annual Bonus Plan
20095	85,982	25,8437	111,825	—	—	245.00	324.00	Dec-11
2010	51,155	—	—	—	51,155	387.70		Dec-12
2011	—	96,722	—	—	96,722	435.60		Mar-14
One Aviva, twice the value bonus plan
20083	25,725	—	—	25,725	—	598.00		Mar-11
20092	64,486	—	—	—	64,486	245.00		Mar-12
20102	38,366	—	—	—	38,366	387.70		Mar-13
Trevor Matthews11
Aviva Long Term Incentive Plan
20113	—	373,27112	—	—	373,27112	300.80		Mar-14
Conditional Share Award
2011	—	653,721	—	—	653,721	320.80		Mar-12, 13,14

Table 15: LTIP, ABP, OATTV Plan, CFO Recruitment Share Awards Plan and Conditional Share Award (continued)
	At 1 January 201110 Number	Awards granted during year16 Number	Awards vesting during year4 Number	Awards lapsing during year Number	At 31 December 201113 Number	Market price at date awards granted1 Pence	Market price or sale price at date awards vested Pence	Normal Vesting date
Mark Hodges14
Aviva Long Term Incentive Plan
20083	97,450	—	70,456	26,994	—	617.50	432.80	Mar-11
20092	304,687	—	—	—	304,687	245.00		Mar-12
20102	233,160	—	—	—	233,160	387.70		Mar-13
20113	—	311,059	—	—	311,059	435.60		Mar-14
Aviva Annual Bonus Plan
20086	32,855	14,4827	47,337	—	—	617.50	432.80	Mar-11
20096	81,609	—	—	—	81,609	245.00		Mar-12
20106	51,118	—	—	—	51,118	387.70		Mar-13
2011	—	106,834	—	—	106,834	435.60		Mar-14
One Aviva, twice the value bonus plan
20083	41,838	—	—	41,838	—	598.00		Mar-11
20092	103,921	—	—	—	103,921	245.00		Mar-12
20102	65,094	—	—	—	65,094	387.70		Mar-13
Andrea Moneta15
Aviva Long Term Incentive Plan
20092	249,023	—	—	—	249,023	245.00		Mar-12
20102	265,425	—	—	—	265,425	387.70		Mar-13
Aviva Annual Bonus Plan
2009	159,375	—	—	—	159,375	245.00		Mar-12
2010	128,350	—	—	—	128,350	387.70		Mar-13
One Aviva, twice the value bonus plan
20092	119,531	—	—	—	119,531	245.00		Mar-12
20102	96,263	—	—	—	96,263	387.70		Mar-13

Notes
1
The actual price used to calculate the ABP and LTIP awards is based on a three-day average closing middle market price of an ordinary share of the Company. These were in 2008: 608p; 2009: 256p; 2010: 386p and 2011: 434p. The three-day average closing middle market price of an ordinary share of the Company used to grant the 2008 OATTV Plan awards was 617p; in 2009 was 256p; and in 2010 was 386p. The five day average closing middle market price of an ordinary share of the Company used to grant the Replacement Restricted Share Award (RRSA) in 2010 was 380.22p. The three-day average closing middle market price of an ordinary share of the Company used to grant the Bonus Replacement Deferred Share Award (BRDSA) in 2010 was 386p. The three-day average closing middle market price of an ordinary share of the Company used to grant the Conditional Share Award in 2011 was 309p.

2	The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
3
The performance conditions for awards which were granted or which vested during 2011 are explained elsewhere in this report. The performance periods for these awards begin at the commencement of the financial year in which the award is granted.

4
The award date for the awards granted in 2008 which vested in 2011 was 31 March 2008, the award date for the award granted in 2009 which vested in 2011 was 26 March 2009, and the award date for the award granted in 2010 which vested in 2011 was 11 March 2010. The awards which vested in 2011 were released with the net amount being settled in shares and the balance settled in cash and used to pay the resulting tax liability. The monetary value of awards will be calculated by multiplying the relevant number of shares by the closing middle market price of an ordinary share of the Company at the date of vesting.

5	Igal Mayer’s 2009 Aviva Annual Bonus Plan award vested in December 2011 due to Mr Mayer being subject to Canadian taxes. This is in accordance with the rules of this plan.
6
The shares comprising these awards are restricted shares which are beneficially owned by the ED and held in trust on their behalf under the terms of a restricted share award agreement. As outlined in the 2010 Directors’ Remuneration Report, income tax and National Insurance Contributions liabilities were paid on these awards on 30 March 2010.

7	These figures relate to shares issued in lieu of dividends accrued during the deferral period.
8
The awards under the CFO Recruitment Share Awards Plan were granted to Patrick Regan following his recruitment in 2010. As disclosed in the 2010 Directors’ Remuneration Report, the RRSA will vest in tranches subject to Mr Regan meeting his personal performance targets, the OATTV is subject to the same performance conditions as the OATTV Plan awards granted to other EDs in 2010 and the BRDSA is not subject to performance conditions.

9
The performance target attached to the first tranche of the RRSA was met and this tranche vested on 14 March 2011 being the first dealing day following the normal vesting date where no dealing restrictions were in place.

10	The information shown in this column for Igal Mayer is on joining the Board on 19 January 2011.
11	Trevor Matthews joined the Board on 2 December 2011 and held no share awards on appointment.
12	These shares were awarded as phantom units which will be cash settled on vesting and no shares will be transferred or allotted.
13	The information shown in this column for Mark Hodges is as at his resignation from the Board on 2 June 2011 and for Andrea Moneta is as at his resignation from the Board on 19 January 2011.
14
25% of Mark Hodges’ 2009 ABP award, 50% of Mr Hodges’ 2010 ABP award and 100% of Mr Hodges’ LTIP awards, OATTV awards and 2011 ABP award subsequently lapsed on his leaving the Company on 9 September 2011. The remaining shares will vest on the normal vesting date.

15
Andrea Moneta’s ABP awards vested on 3 March 2011, the first business day after leaving the Company on 28 February 2011. Mr Moneta’s LTIP and OATTV awards were time prorated on his leaving and the remaining shares will vest on the normal vesting date to the extent that the performance conditions have been achieved.

16
The aggregate net value of share awards granted to the directors in the period was £12.1 million (2010: £9.5 million). The net value has been calculated by reference to the closing middle market price of an ordinary share of the Company at the date of grant. This excludes shares issued in lieu of dividends.

14. Share options
Details of the EDs who were in office for any part of the financial year, and hold or held options over ordinary shares of the Company, pursuant to the Company’s share-based incentive plans, are set out in Table 16 below.
Savings-related share options in Table 16 refer to options granted under the HMRC-approved Aviva Savings Related Share Option Scheme or Aviva Savings Related Share Option Scheme 2007. Options are normally exercisable during the six-month period following the end of the relevant (three, five or seven-year) savings contract.
Executive share options (approved) in Table 16 refer to options granted under the HMRC-approved schedule to the Aviva Executive Share Option Plan 2005. Options will be exercisable on 30 March 2013 to the extent that the LTIP awards granted in 2010 have vested. Any gain made on exercise of these options will be used to reduce the number of shares vesting under the LTIP. Therefore,  the vesting of the options will not increase the overall number of shares received by the EDs from their LTIP awards.

Table 16: EDs’ options over Aviva shares
	At 1 January 2011 Number	Options granted during year Number	Options exercised during year Number	Options lapsing during year Number	At 31 December 20112 Number	Exercise price Pence	Exercise period
Andrew Moss
Savings-related options 2005	3,279	—	—	3,279	—	491.0	December 2010 – May 2011
Executive share options (approved) 2010	7,772	—	—	—	7,772	386.0	March 2013
Patrick Regan
Savings-related options 2010	2,903	—	—	—	2,903	310.0	December 2013 – May 2014
Executive share options (approved) 2010	7,772	—	—	—	7,772	386.0	March 2013
Igal Mayer1
Savings-related options 2011	—	5,923	—	—	5,923	268.0	December 2018 – May 2019
Mark Hodges
Savings-related options 2007	1,705	—	—	1,705	—	563.0	December 2010 – May 2011
Executive share options (approved) 2010	7,772	—	—	—	7,772	386.0	March 2013

Notes
1	Igal Mayer joined the Board on 19 January 2011 and held no share options on appointment.
2	The information shown for Mark Hodges is as at his resignation from the Board on 2 June 2011. Mr Hodges’ executive share options lapsed on leaving the Company on 9 September 2011.

The closing middle market price of an ordinary share of the Company on 30 December 2011, being the last business day of the year, was 300.8 pence, and the closing middle market price of an ordinary share of the Company during the year ranged from 275.3 pence to 477.9 pence. During the year, no share options were exercised by directors (2010: nil options exercised).
EDs did not pay for the award of any share options and options are not subject to performance conditions (the savings related options being granted under an all-employee share scheme and the executive share options being linked to awards under the LTIP which are subject to performance conditions).

15. EDs’ employment contracts
The key terms and conditions of the EDs’ employment, as stipulated in their employment contracts, are set out in Table 17 below.

Table 17: EDs’ key terms and conditions of employment
Provision	Policy
Notice period By the director By the Company	6 months 12 months, rolling. No notice or payment in lieu to be paid where the Company terminates for cause
Termination payment
Pay in lieu of notice up to a maximum of 12 months’ basic salary. This may be increased by a discretionary redundancy payment (where appropriate) but any such further termination payment is capped at 12 months’ basic salary
Any amount is subject to phased payment and mitigation requirements

Remuneration and benefits	As described in this report the operation of the ABP and LTIP is at the Company’s discretion and, in the case of the long-term savings plans, at the trustees’ discretion
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties
Holiday entitlement	30 working days plus public holidays
Sickness	In line with senior management terms, i.e. 100% basic salary for 52 weeks, and 75% thereafter
Non-compete	During employment and for six months after leaving
Contract dates	Director: Andrew Moss Patrick Regan Igal Mayer Trevor Matthews Mark Hodges Andrea Moneta	Date current contract commenced: 1 January 2007 22 February 2010 19 January 2011 2 December 2011 26 June 2008* 28 September 2009**

*	Mark Hodges resigned from the Board on 2 June 2011 and left the Company on 9 September 2011.
**	Andrea Moneta resigned from the Board on 19 January 2011 and left the Company on 28 February 2011.

16. Share ownership requirements
An internal shareholding requirement was introduced in 2005 that the group chief executive and any ED should build, over a five-year period, a shareholding in the Company equivalent to 175% of basic salary and 150% of basic salary respectively and no specific value per share was designated for the calculation.
As outlined in section 2, following the 2011 AGM, the shareholding requirement was increased to 200% for the group chief executive. In addition, the EDs including the group chief executive are required to retain 50% of the net share releases from the deferred annual bonuses and LTIPs until the shareholding requirements have been reached, which will not have a target date.
Unvested share awards including shares held in connection to compulsory bonus deferrals are not taken into account in applying this test. Table 18 shows the position at 30 December 2011, based on that day’s closing middle market price of an ordinary share of the Company of 300.8 pence.

Table 18: EDs’ share ownership requirements
	Basic salary	Shareholding excluding restricted shares	Value of shareholding based on a share price of 300.8 pence*	Percentage of basic salary	Shareholding requirement
Andrew Moss**	£960,000	352,149	£1,059,264	110%	200%
Patrick Regan	£635,000	98,711	£296,923	47%	150%
Igal Mayer	£632,380***	226,150	£680,259	108%	150%
Trevor Matthews	£720,000	—	—	0%	150%
*	300.8 pence was the closing middle market price of an ordinary share of the Company on 30 December 2011.
**	Due to exceptional personal circumstances, the Committee has exercised discretion to waive the share ownership requirement for Andrew Moss for 2011.
***	Igal Mayer’s basic salary has been converted from Canadian dollars to pounds sterling at the average exchange rate for 2011 of CAD 1.5837 : £1.00.

17. External board appointments
Aviva recognises its EDs can benefit from serving in a personal capacity as a non-executive director (NED) of non-Aviva Group companies. It is, at the same time, conscious of the corporate governance recommendations that EDs should take account of the time commitment required by a non-executive director position and ensure any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of normally allowing senior executives to serve as a NED of one external company, subject to approval by the Board, and to retain any Board fees. None of the EDs held external NED appointments during 2011.

18. All employee share plans
EDs are eligible to participate in a number of HMRC-approved all employee share plans on the same basis as other eligible employees.
These plans include a free share element of the Aviva All Employee Share Ownership Plan (AESOP). Under this element of the plan, eligible employees can receive up to a maximum of £3,000 per annum in shares based upon the profits of the Company’s UK businesses. The shares are free of tax subject to a retention period. Free shares were awarded in 2011. In addition, the partnership element of the AESOP, which the Company also operates, allows participants to invest up to £125 per month out of their gross salary in the Company’s shares. There is currently no matching element to this investment by the Company. Shares awarded to, or investments made by, EDs through the AESOP are included in Table 24 of this report.
The Aviva Savings Related Share Option Scheme and Aviva Savings Related Share Option Scheme 2007 allow eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a three, five or seven-year HMRC-approved savings contract, subject to a maximum savings limit of £250 per month. Details of options granted to EDs under these schemes can be found in Table 16 above.

19. Dilution
Awards granted under the Aviva employee share plans are met by the funding of an employee trust administered by an external trustee that acquires shares in the market. The current practice is that new issue shares will generally only be issued where it is not practicable to use the trust and the funding policy is kept under review by the Committee and the Board. Details of the shares currently held in the employee trust are set out in note 28.
During 2011, loans totalling £27.7 million were made to RBC Trustees (CI) Limited to ensure sufficient shares were available to meet its ongoing liabilities.
The Company monitors the number of shares issued under the Aviva employee share plans and their impact on dilution limits. The Company’s usage of shares compared to the relevant dilution limits set by the Association of British Insurers (ABI) in respect of all share plans (10% in any rolling ten-year period) and executive share plans (5% in any rolling ten-year period) was 4.22% and 2.23% respectively on 31 December 2011.

20. Non-executive directors
The NEDs, including the chairman of the Company, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in Table 19 below.

Table 19: NED key terms of appointment

Provision	Policy
Period	Following the introduction of the UK Corporate Governance Code, all NEDs are subject to annual re-election by shareholders at each AGM
Termination	By the director or the Company at their discretion without compensation upon giving one month’s written notice for NEDs and three months’ written notice for the chairman designate
Fees	As described below
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties
Time commitment
Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively and spend a minimum of 25 days a year on Company business, with the chairmen of the Audit, Remuneration and Risk Committees spending substantially more

Non-compete	During term of directorship and for six months after leaving
Appointment dates	Director	Date of last appointment on letter of appointment	Appointment end date on letter of appointment
	Mary Francis	4 May 2011	AGM 2012
	Richard Karl Goeltz	4 May 2011	AGM 2012
	Euleen Goh	4 May 2011	AGM 2012
	Michael Hawker	4 May 2011	AGM 2012
	Gay Huey Evans	20 October 2011	AGM 2012
	John McFarlane	1 September 2011	AGM 2012
	Carole Piwnica	4 May 2011	AGM 2012*
	Lord Sharman	4 May 2011	AGM 2012
	Leslie Van de Walle	4 May 2011	AGM 2012
	Russell Walls	4 May 2011	AGM 2012
	Scott Wheway	4 May 2011	AGM 2012
* Carole Piwnica retired from the Board on 1 December 2011.

It is the Company’s policy to set the fees paid to its chairman and NEDs taking account of the median market payments in international companies of similar size and complexity. NEDs receive a basic annual fee in respect of their Board duties. A further fee is paid to NEDs (other than the chairman of the Company) in respect of membership and, where appropriate, chairmanship of Board committees.
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
Following a review in February 2011 of the chairman of the Company’s fee against market benchmarks for the 25 FTSE companies either side of Aviva’s market capitalisation and in light of the freeze in his fee level since 2008, it was agreed to increase the chairman of the Company’s fee from £495,000 per annum to £550,000 per annum. This increase was effective from 1 April 2011. There were no other fee increases for NEDs during 2011.
The chairman of the Company and NEDs do not participate in any incentive or performance plans or pension arrangements and they also do not receive an expense allowance.
The Company’s articles of association provide that the total aggregate remuneration paid to the chairman of the Company and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £1.5 million was approved by shareholders at the Company’s 2005 AGM. The Company proposes to increase this limit to £2 million as part of the amendments to the Company’s articles of association, which are subject to approval by shareholders at the Company’s 2012 AGM. The amount paid in 2011 was £1.4 million. EDs are remunerated under their employment contracts and receive no additional fee for serving as directors.

NEDs’ fees which were payable from 1 April 2011 are set out in Table 20 below.

Table 20: NED’s fees from 1 April 2011
Chairman of the Company	£550,000
Board membership fee	£65,000
Additional fees are paid as follows:
Senior independent director	£25,000
Committee chairman
– Audit	£35,000 (inclusive of committee membership fee)
– Corporate Responsibility	£10,000 (inclusive of committee membership fee)
– Remuneration	£30,000 (inclusive of committee membership fee)
– Risk	£35,000 (inclusive of committee membership fee)
Committee membership
– Audit	£10,000
– Corporate Responsibility	£7,500
– Nomination	£7,500
– Remuneration	£10,000
– Risk	£10,000

EDs’ employment contracts and NEDs’ letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s 2012 AGM from 10.45am on Thursday 3 May 2012 until the close of the meeting.

21. Directors’ remuneration in 2011
Table 21 below sets out the remuneration paid or payable to the directors in respect of the year to 31 December 2011.

Table 21: Directors’ remuneration in 2011
	Basic salary/fees		Bonuses1		ACAP		Benefits2		Total
	20119 £000	2010 £000	20119 £000	2010 £000	20119 £000	2010 £000	20119 £000	2010 £000	20119 £000	2010 £000
Chairman
Lord Sharman	536	495	—	—	—	—	336	266	569	521
Executive directors
Andrew Moss	951	925	1,156	1,031	480	463	98	55	2,685	2,474
Patrick Regan	626	512	765	669	—	—	32	18	1,423	1,199
Igal Mayer3, 4	606	—	632	—	—	—	455	—	1,693	—
Trevor Matthews	58	—	45	—	—	—	51	—	154	—
Mark Hodges	261	600	—	695	—	300	18	27	279	1,622
Andrea Moneta5	34	669	—	429	—	173	42	143	76	1,414
Non-executive directors8
Mary Francis	113	108	—	—	—	—	—	—	113	108
Richard Karl Goeltz	107	98	—	—	—	—	—	—	107	98
Euleen Goh	83	78	—	—	—	—	—	—	83	78
Michael Hawker	93	68	—	—	—	—	—	—	93	68
Gay Huey Evans	15	—	—	—	—	—	—	—	15	—
John McFarlane	24	—	—	—	—	—	117	—	35	—
Carole Piwnica	85	83	—	—	—	—	—	—	85	83
Leslie Van de Walle	85	78	—	—	—	—	—	—	85	78
Russell Walls	118	108	—	—	—	—	—	—	118	108
Scott Wheway	103	88	—	—	—	—	—	—	103	88
Other EC members (not included above)	2,689	2,490	3,585	3,814	293	241	411	457	6,978	7,002
Total emoluments of directors and other EC members10	6,587	6,400	6,183	6,638	773	1,177	1,151	726	14,694	14,941
Notes
1	Bonuses show the value at the date of award inclusive of the two-thirds of bonus which Aviva requires its EDs to defer into Aviva shares for three years.
2
All the EDs received life assurance benefits during the year that relate to the cost incurred by the Company of insuring the directors’ life benefits which, had the director died during the year, could not have been wholly paid by the pension scheme and would therefore have been met by the Company had the insurance not been in place. The disclosure also includes the cost of private medical insurance and, where appropriate, accompanied travel, accommodation, relocation, security and car benefits. All the numbers disclosed include the tax charged on the benefits, where applicable. No directors received an expense allowance during the year.

3
Figures shown for Igal Mayer have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2011 of CAD 1.5837 : £1.00. As previously stated, Mr Mayer is entitled to first class return flights between Toronto and London and a travel allowance of up to £40,000 per annum for his spouse and dependent children for travel to and from Toronto and London. Aviva meets the cost of rental accommodation in London of up to £5,000 per month plus utility costs in line with standard policy, and met the rental costs for his apartment in the US for the short period from his appointment as an ED until he moved out. Mr Mayer also receives assistance in preparing his tax returns. Aviva meets the cost of any taxes due on these benefits. These figures are included in the table above.

4
Under the terms of his letter of appointment, Igal Mayer is entitled to be reimbursed up to a maximum of £100,000, for costs incurred in connection with relocation from the US. A sum of £35,699 has been paid against this allowance, and is included in the figures above.

5
Figures shown for Andrea Moneta have been converted from euros to pounds sterling at the average exchange rate for 2011 of €1.1536 : £1.00. As previously stated, legal fees of £35,000 were paid directly to Mr Moneta’s solicitor and are included in the table above.

6	The Chairman received travel-related benefits.
7
Although no costs were incurred in 2011, under the terms of his letter of appointment, John McFarlane is entitled to be reimbursed for any such costs reasonably incurred in connection with his relocation to the UK during the 12-month period from the date of his appointment, up to a maximum of £125,000 together with any VAT or equivalent tax payable thereon. He is also entitled to the reimbursement of the costs incurred in respect of advice sought on the legal and tax implications of his appointment.

8	NEDs are reimbursed for expenses, and any tax arising on those expenses is settled directly by Aviva.
9
The amount shown for Andrea Moneta is the amount paid in 2011 up to Mr Moneta leaving the Board on 19 January 2011 and for Mark Hodges, it is the amount paid in 2011 up to Mr Hodges leaving the Board on 2 June 2011.

10
For the purposes of the disclosure required by Schedule 5 to the Large & Medium-sized Companies and Groups (Accounts & Reports) Regulations 2008, the total aggregate emoluments of the directors in respect of 2011 was £6.3 million (2010: £6.8 million).

Fees earned in 2011 by the NEDs are set out in Table 22 below.

Table 22: NEDs’ fees earned in 2011
			Committee Chairman/Membership
	Board membership fees	Senior independent director	Remuneration	Audit	Nomination	Corporate Responsibility	Risk	Total fees
Lord Sharman, Chairman1	£536,250							£536,250
Mary Francis2	£65,000		£4,167	£10,000	£7,500		£26,666	£113,333
Richard Karl Goeltz	£65,000	£25,000		£10,000	£7,500			£107,500
Euleen Goh	£65,000			£10,000		£7,500		£82,500
Michael Hawker3	£65,000		£5,833	£3,333			£18,334	£92,500
Gay Huey Evans4	£12,970					£1,705		£14,675
John McFarlane5	£21,667				£2,500			£24,167
Carole Piwnica6	£65,000		£10,000			£10,000		£85,000
Leslie Van de Walle	£65,000		£10,000				£10,000	£85,000
Russell Walls	£65,000			£35,000	£7,500		£10,000	£117,500
Scott Wheway	£65,000		£30,000			£7,500		£102,500
Notes
1	The Chairman’s fee increased from £495,000 to £550,000 on 1 April 2011.
2	Mary Francis stepped down as Chairman of the Risk Committee on 1 September 2011 and as a member of the Remuneration Committee on 1 June 2011.
3	Michael Hawker was appointed Chairman of the Risk Committee on 1 September 2011 and became a member of the Remuneration Committee on 1 June 2011, and the Audit Committee on 1 September 2011.
4	Gay Huey Evans joined the Board and became a member of the Corporate Responsibility Committee on 20 October 2011, and Chairman of the Corporate Responsibility Committee on 1 December 2011.
5	John McFarlane joined the Board and became a member of the Nomination Committee on 1 September 2011.
6	Carole Piwnica stepped down from the Board and as Chairman of the Corporate Responsibility Committee and as a member of the Remuneration Committee on 1 December 2011.

22. Senior executives’ remuneration
The total compensation paid during the year to key management personnel, being those having authority and responsibility for planning, directing and controlling the activities of the Company, including the Company’s EDs and NEDs (as required to be disclosed by International Accounting Standard 24) was £65 million (2010: £66 million) and is set out in note 56.

23. EDs’ pension arrangements
The positions of the EDs with respect to accumulated pension benefits under the defined benefits section of the ASPS is set out in Table 23 below.

Table 23: EDs’ pension benefits
	Andrew Moss £000	Mark Hodges £000	Igal Mayer8 £000	Patrick Regan9 £000
Benefit type	Defined benefit	Defined benefit	Defined benefit	Defined contribution
Accrued annual pension at 31 December 20101	21.8	83.6	388.5	—
Accrued annual pension at 31 December 20111	22.5	86.2	430.9	—
Gross increase in accrued pension over the year	0.7	2.6	42.4	—
Increase (decrease) in accrued pension net of inflation over the year	—	—	33.5	—
Employee contributions during the year2	—	—	—	—
Defined contribution employer contributions during the year	—	—	—	71.9

Transfer value of accrued pension at 31 December 20104	365.1	1,091.7	6,518.5	—
Transfer value of accrued pension at 31 December 20114	529.5	1,802.9	8,652.2	—
Change in transfer value during the period less employee contributions3, 7	164.4	711.2	2,133.7	—
Transfer value of net increase (decrease) in accrued pension less employee contributions6	—	0	1,686.0	—
Age at 31 December 2011 (years)	53	46	50	45
Notes
1	Accrued pensions shown are the amounts that would be paid annually on retirement based on service to the end of the year.
2	Benefits deriving from Additional Voluntary Contributions (AVCs) and employee contributions into the defined contribution scheme paid by directors are excluded from the amounts above.
3	The change in transfer value allows for fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as changes in stock market conditions.
4	The transfer values have been calculated in line with the relevant legislation and using actuarial assumptions agreed by the trustee.
5	No former directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the benefits first became payable, or 31 March 1997.
6	The transfer value of net increase (decrease) in accrued pension shows the value of the increase (decrease) in accrued pension net of inflation, over the year net of contributions.
7	The basis used to calculate transfer values for UK scheme members of the defined benefit section changed during 2011 and this contributes to the increase in transfer values over the year.
8
Igal Mayer is a member of the Aviva Canada Pension Plan, and the figures shown for him have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2011 of CAD 1.5837 : £1.00.

9
In addition to his contributions quoted in the table above, Patrick Regan has a sum of £100,612 in lieu of pension contributions that exceed the £50,000 annual allowance held on account. This balance, together with any further amounts accrued for the first quarter of 2012, will be applied for Mr Regan’s benefit in March/April 2012.

10	Trevor Matthews did not receive any pension contributions for 2011. Contributions will begin to accrue from 1 January 2012.

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

Table 24: Directors’ interests in Aviva Shares15
	Shares1		ABP2		LTIP3		OATTV Plan4		Options5
	1 January 2011	31 December 2011	1 January 2011	31 December 2011	1 January 2011	31 December 2011	1 January 2011	31 December 2011	1 January 2011	31 December 2011
Mary Francis	4,700	4,700	—	—	—	—	—	—	—	—
Richard Karl Goeltz	7,500	17,500	—	—	—	—	—	—	—	—
Euleen Goh	—	—	—	—	—	—	—	—	—	—
Michael Hawker	5,000	5,000	—	—	—	—	—	—	—	—
Gay Huey Evans6	—	—	—	—	—	—	—	—	—	—
Trevor Matthews7	—	—	—	653,72110	—	373,27111	—	—	—	—
Igal Mayer8	139,467	226,150	137,137	147,877	703,26412	988,22312	128,577	102,852	—	5,923
John McFarlane9	—	10,000	—	—	—	—	—	—	—	—
Andrew Moss	601,635	572,216	275,175	378,460	1,304,978	1,637,806	467,213	373,646	11,051	7,772
Patrick Regan	298,820	312,335	298,82013	316,36513	233,160	544,219	55,05114	55,05114	10,675	10,675
Lord Sharman	35,654	36,962	—	—	—	—	—	—	—	—
Leslie Van de Walle	17,485	16,659	—	—	—	—	—	—	—	—
Russell Walls	4,000	8,000	—	—	—	—	—	—	—	—
Scott Wheway	13,579	13,579	—	—	—	—	—	—	—	—
Other EC members (not included above)	728,179	794,039	637,083	808,757	1,684,447	2,314,151	624,311	516,294	39,405	43,484
Notes
1
‘Shares’ are the directors’ beneficial holdings in the ordinary shares of the Company and in respect of the EDs include shares held in trust under the Company’s AESOP being shares purchased by them under the partnership element and shares granted under the free share element. In respect of Andrew Moss, it also includes the remaining restricted shares held in trust from his ABP awards, and for Patrick Regan it includes the remaining restricted shares held in trust from his RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan.

2
ABP relates to entitlements to shares arising through the Aviva Annual Bonus Plan 2005 and the Aviva Annual Bonus Plan 2011. Under these plans some of the earned bonuses are paid in the form of restricted shares or conditional shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but a proportion of the shares can be forfeited if the executive leaves service before the end of the period. In respect of Andrew Moss, 220,067 of the shares held as at 31 December 2011 are restricted shares. In respect of Patrick Regan, 213,624 of the shares held as at 31 December 2011 represent the RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan and are restricted shares. In respect of Trevor Matthews, these shares represent the Conditional Share Award.

3	Awards granted under the LTIP which vest only if the performance conditions are achieved.
4	OATTV Plan awards were granted as a match to the bonus plan awards under the ABP and vest only if the performance conditions are achieved.
5	‘Options’ are options over shares granted under the SAYE and the Aviva Executive Share Option Plan 2005 as detailed in section 14.
6	Gay Huey Evans was appointed as a director on 20 October 2011. On appointment, she held no shares, awards or options.
7	Trevor Matthews was appointed as a director on 2 December 2011. On appointment, he held no shares, awards or options.
8	Igal Mayer was appointed as a director on 19 January 2011 and the information shown in the columns labelled 1 January 2011 is as at his appointment as a director.
9	John McFarlane was appointed as a director on 1 September 2011. On appointment, he held no shares, awards or options.
10	These shares represent the Conditional Share Award.
11	These shares were awarded as phantom units which will be cash settled on vesting and no shares will be transferred or allotted.
12	433,296 of these shares were awarded as phantom units which will be cash settled on vesting and no shares will be transferred or allotted.
13	These shares include the restricted shares from RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan.
14	These shares represent the OATTV awarded under the rules of the CFO Recruitment Share Awards Plan.
15	The interests of connected persons to the directors are included in the directors’ interests above.

There were no changes to the directors’ interests in Aviva shares for EDs and NEDs during the period 1 January 2012 to 1 March 2012.

25. Former directors
Andrea Moneta
Andrea Moneta resigned from the Board on 19 January 2011 and left the Company by mutual consent on 28 February 2011. His earnings as an ED during 2011 are set out in table 7. As disclosed in the 2010 Directors’ Remuneration Report, Mr Moneta received a payment of €400,000 in March 2011, which was a contractual entitlement as payment for loss of earnings, options and performance shares from a previous employer. He also received a payment of €50,000 as compensation for loss of employment. In accordance with his minimum contractual entitlement, he also received basic salary in lieu of his notice period for 12 months from his termination date, but no additional pay or benefits. He received no bonus in connection with 2011 performance. As outlined in table 7, a payment of £35,000 was made to Mr Moneta’s solicitor in respect of advising on Mr Moneta’s departure.
Deferred shares earned during his period of employment were released to him on the first dealing day following his departure date. LTIP and OATTV Plan awards will vest on a pro rata basis on their normal vesting date and in accordance with the performance condition outcomes.

Mark Hodges
Mark Hodges resigned from the Board on 2 June 2011 and left the Company on 9 September 2011. His salary payments ceased on 9 September 2011. In accordance with the ABP rules, 75% of the unvested deferred shares awarded in March 2009, and 50% of unvested deferred shares awarded in March 2010 will vest and be released at the end of the relevant three-year deferral period. The remainder of these shares, plus 100% of the deferred shares awarded in March 2011, lapsed on the date Mr Hodges tendered his resignation. Mr Hodges received no bonus in connection with 2011 performance. All unvested LTIP and OATTV Plan awards lapsed, with no shares being released from these awards.

26. Developments in 2012
Glyn Barker was appointed to the Board as a NED on 27 February 2012 and will receive the standard Board membership fee.

27. Directors’ Remuneration Report
This Directors’ Remuneration Report was reviewed and approved by the Board on 7 March 2012.

Scott Wheway
Chairman, Remuneration Committee

97
Aviva plc
Annual Report on Form 20-F 2011

Shareholder information

In this section

	Page
Company address	98
Share capital	98
Related party disclosures	100
Dividend data	101
Guarantees, securitised assets and off-balance sheet arrangements	102
Liquidity and capital resources	103
Audit committee financial experts	108
Code of ethics	108
Regulation	108
Risks relating to our business	115

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Shareholder information

Company address
The Company’s registered office is St Helens, 1 Undershaft, London EC3P 3DQ.
The Company’s telephone number is +44 (0)20 7283 2000.

Share capital
The Company has four share classes:
■	Ordinary shares of 25 pence each which constitute our equity security and hold voting rights;
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

■
Sterling new preference shares of £1 each, which have such rights and terms (including terms related to the redemption of shares, ranking and entitlement to dividend and capital) as the Board determines; and

■
Euro new preference shares of €1 each, which have such rights and terms (including terms related to the redemption of such shares, ranking and entitlement to dividend and capital) as the Board determines.

Issued share capital
The Company had aggregate issued and outstanding ordinary share capital of £726 million as of 31 December 2011. The following table sets forth information about the issued and outstanding classes of equity as of 31 December 2011.

	Shares issued and outstanding			Shares covered by outstanding option
Share class	2011 million	2010 million	2009 million	2011 million	2010 million	2009 million
Ordinary shares, nominal value 25p	2,905	2,820	2,766	30	27	26
8.375% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—
New preference shares, nominal value £1	—	—	—	—	—	—
New preference shares, nominal value €1	—	—	—	—	—	—

The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors are still limited as to the number of shares they can at any time allot, as the allotment authority continues to be required under the Act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.
The Company is not permitted under English law to hold its own ordinary shares. While the Company is presently authorised to repurchase up to 282 million ordinary shares, any shares that are repurchased must be cancelled. Details of the Company’s dividends, including the paying agents, are set out below under ‘Articles of Association’.

Share options and awards
The Company maintains a number of active stock option and share award schemes. Details of these schemes are set out in ‘Financial statements IFRS – Note 27 – Equity compensation plans’.

Share Investment Plan
The Company’s UK resident employees of participating companies can buy ordinary shares in the Company by making monthly contributions from their gross salary. Contributions can be a minimum of £5 and up to a maximum of £125 per month (or, if less, 10% of gross salary). Contributions are held in a trust by an independent trustee and shares are allocated within 30 days of the employee’s monthly contribution date. Employees can withdraw their shares from the trust at any time on payment of income tax and National Insurance Contributions (NIC). However, after five years shares can be withdrawn from the trust free of income tax and NIC.

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
At 31 December 2011, 13,284,476 shares were held by the employee share trusts as compared to 8,415,487 at 31 December 2010, in both instances following the share purchases and distributions to individual employees throughout the year. These shares have an aggregate nominal value of £3,321,119 and market value £39,959,704 as of 31 December 2011, compared to £2,103,871 and £33,072,864 at 31 December 2010, respectively. Shares held by separate employee share trusts on behalf of specific individuals have not been included in these amounts. Further details are given in ‘Financial statements IFRS – Note 28 – Shares held by employee trusts.’

History of share capital
The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2009	2,657,701,624
Shares issued under the Group’s Employee and Executive Share Option Schemes1	951,455
Shares issued in lieu of dividends2	107,958,295
At 31 December 2009	2,766,611,374
Shares issued under the Group’s Employee and Executive Share Option Schemes1	722,968
Shares issued in lieu of dividends2	52,814,300
At 31 December 2010	2,820,148,642
Shares issued under the Group’s Employee and Executive Share Option Schemes1	1,574,706
Shares issued in lieu of dividends2	83,989,590
At 31 December 2011	2,905,712,938
1	For more information on our various option schemes, see note 27 in the financial statements.
2	The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the UK Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

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
The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors are still limited as to the number of shares they can at  any time allot, as the allotment authority continues to be required in the Act save in respect of employee share schemes.
There were no changes to the voting rights of any class of shares during 2009, 2010 or 2011, other than issuances in connection with our various employee option schemes and under the Company’s scrip dividend scheme. The Company did not issue shares for consideration other than cash during 2009, 2010 or 2011. In addition, at the Company’s general meetings in 2009, 2010 and 2011, shareholders authorised the limited dis-application of Section 561 of the UK Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

Related party disclosures
Related party transactions
For more information relating to related party transactions, including more information about the transactions described below, please see ‘Financial statements IFRS – Note 56 – Related party transactions’.

Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation.
However, the Company has transactions and outstanding balances with certain unit trusts, Open Ended Investment Companies, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of International Accounting Standard (IAS) 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Directors and key management
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2011 £m	2010 £m	2009 £m
Salary and other short-term benefits	36	36	39
Post-employment benefits	9	7	5
Equity compensation plans	18	21	16
Termination benefits	2	2	1
Total	65	66	61

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

Other related parties
The Group received income from and paid expenses to other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm’s length commercial terms.

Services provided to other related parties
		2011		2010		2009
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	—	—	47	—	49	3
Joint ventures	23	125	18	375	17	327
Employee pension schemes	13	9	10	2	9	2
Total	36	134	75	377	75	332

In addition to the amounts disclosed for associates in the table above, at 31 December 2011 amounts payable at year-end  were £49 million, and expenses incurred during the period were £3 million.
Transactions with joint ventures relate to the property management undertakings, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities and our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(e)(iii).
The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in ‘Financial statements IFRS – Note 48 – contingent liabilities and other risk factors’.

Loans to joint ventures
We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘Financial statements IFRS – Note 15 – Interests in, and loans to, joint ventures’. Total loans at 31 December 2011 and at the end of each of the last three financial years are shown in the  table below:
	2011 £m	2010 £m	2009 £m
Loans to joint ventures	100	375	327

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
Historically, the Company has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions set out above, the payment of interim dividends on ordinary shares is made at the discretion of our Board, while payment of any final dividend requires the approval of the Company’s shareholders at a general meeting. Preference shares are irredeemable and dividends on preference shares are made at the discretion of our Board.
The Company pays cash dividends in pounds sterling, although the articles of association permit payment of dividends on ordinary shares in other currencies and in forms other than cash, such as ordinary shares. If dividends on ordinary shares held by the American Depositary Shares (ADS) depositary are paid in pounds sterling, the ADS depositary will convert the pounds sterling that it receives on behalf of the ADS holders into US dollars according to the prevailing market rate on the date that the ADS depositary actually receives the dividends.

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through the Aviva Scrip Dividend Scheme. For the 2008 interim dividend, the Aviva Scrip Dividend Scheme was replaced by a dividend reinvestment plan (DRIP). For those shareholders participating in the DRIP, the Company paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend, Aviva withdrew the DRIP and reintroduced the Aviva Scrip Dividend Scheme.
An interim dividend is generally paid in November of each year. A final dividend is proposed by the Company’s Board after the end of the relevant year and generally paid in May. The following table shows certain information regarding the dividends that we paid on ordinary shares for the periods indicated in pounds sterling and converted into US dollars at the noon buying rate in effect on each payment date.

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2006	10.82	20.49	19.18	37.88
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80
2011	10.00	15.70	16.00	na

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
Information on operating lease commitments can be found in ‘Financial statements IFRS – Note 49 – Commitments’.
It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2011, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Standard financial warranties include the accuracy and completeness of  the statement of financial position at the completion date, details of outstanding litigation, the position on tax filings and any outstanding clearance items. In addition, specific clauses cover such matters as regulatory approvals and licences, the adequacy of actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.
There are a number of outstanding claims on recent disposals, none of which are material. There are also open claim periods on other recent disposals on which we have neither received, nor expect to receive, any such claims. We believe that there is no material exposure in this respect.
We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities in our UK Life business and, prior to its deconsolidation, our Dutch business, as set out in ‘Financial statements IFRS – Note 21 – Securitised mortgages and related assets’. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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
Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. If a partnership is managed by a contractual arrangement agreement such that no party exerts control, notwithstanding that the Group’s partnership share or economic interest in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2011, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 50.5% economic interest.
‘Financial statements IFRS – Note 15 – Interests in, and loans to, joint ventures’ provides a list of the principal PLPs accounted for as joint ventures, as well as summarised information on the revenue, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2011, we had £258 million capital commitments to these PLP joint ventures.

Liquidity and capital resources
Treasury function
The treasury function of our business is managed by our centralised treasury team, headed by the group treasurer. The group treasurer acts as owner of Group business standards for liquidity and foreign exchange risk management within the Group risk governance and oversight framework. Changes in policy require the agreement of the chief risk officer. Significant changes in policy require, in addition, the approval of the Assets and Liabilities Committee, the Executive Committee and then the Risk and Regulatory Committee of the Board. These policies are independently implemented and monitored by each of our businesses. Our central treasury team is split into distinct functions: a Group team, which develops our overall treasury strategy and our treasury team at Aviva Investors, which manages and monitors our treasury and cash flow positions for our holding companies. Each business unit is responsible for monitoring its own cash and liquidity positions, as well as its ongoing funding requirements. It is our policy to make the majority of our financing arrangements at the parent company level for our business units, primarily through external borrowings and equity offerings. This enables us to achieve the efficiencies afforded by our collective size. A number of our business units also raise debt on their own behalf.

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present operational requirements. For additional information, see ‘Financial statements IFRS – Note 53 – Risk management – liquidity risk’.

Extraordinary market conditions
Starting in mid-September 2008, the global financial markets experienced unprecedented disruption, adversely affecting the business environment in general, as well as financial services companies in particular. Markets have improved but continue to be fragile, particularly given the eurozone sovereign debt crisis. A return to adverse financial market conditions could significantly affect our ability to meet liquidity needs and obtain capital, although management believes that we have liquidity and capital resources to meet business requirements under current market conditions.
At 31 December 2011, total consolidated net cash and cash equivalents net of bank overdrafts amounted to £22,401 million, a decrease of £2,294 million over £24,695 million in 2010.
Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, such as issuing £450 million long-term subordinated debt in May 2011 and $400 million long-term subordinated debt in November 2011, and intends to continue to monitor liquidity closely.

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

At 31 December 2011, the Group had £20.8 billion (31 December 2010: £26.3 billion) of total capital employed in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.
In 2011, the total capital employed decreased by £5.5 billion. The reduction is primarily driven by the deconsolidation of Delta Lloyd and the impact of financial markets. Over the period the Group has generated post tax profits and benefited from actuarial gains on staff pension schemes. See ‘Financial statements IFRS – Note 51 – Group capital structure’.
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

Management of debt
Aviva plc is the principal financing vehicle in our centralised funding strategy. Our senior debt obligations are supported by guarantees from our principal UK non-life trading subsidiaries. We also manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range. We aim to maintain a balance of fixed and floating rate debt, and manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities. We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling, euros and US dollars, based on investor demand at the time of issuance and management of the Group’s foreign exchange translation exposures in the statement of financial position.
In May 2011, we issued £450 million of subordinated debt callable in 2021. In November 2011, we issued a further $400 million of subordinated debt callable in 2016. We used €800 million euro equivalent to repay a €800 million subordinated debt instrument callable in November 2011.

At 31 December 2011, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £8.5 billion (31 December 2010: £14.9 billion). Of the total borrowings, £5.3 billion (31 December 2010: £6.1 billion) are considered to be core borrowings and are included within the Group’s capital employed. The balance of £3.2 billion (31 December 2010: £8.8 billion) represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2011, we had undrawn committed credit facilities expiring within one year of £1.0 billion (31 December 2010: £1.0 billion) and £1.1 billion in credit facilities expiring after more than one year (31 December 2010: £1.1 billion). Of these facilities, £750 million was allocated in 2011 (31 December 2010: £750 million) to support our commercial paper programme.
Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘Financial statements IFRS – Note 45 – Borrowings’. Commercial paper is issued for terms up to six months and is generally reissued at maturity. The earliest repayment date for other debt instruments is a $300 million subordinated debt instrument with a first call date of 19 June 2012 at the option of the company. At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon and deferring repayment until 2017.
The table below presents our debt position for the periods indicated:

	2011 £m	2010 £m
Core structural borrowings
Subordinated debt	4,550	4,572
Debenture loans	199	851
Commercial paper	506	643
	5,255	6,066
Operating borrowings
Amounts owed to financial institutions	1,889	2,550
Securitised mortgage loans	1,306	6,333
	3,195	8,883
Total	8,450	14,949

In the UK, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.
The value of the secured assets and the corresponding non-recourse funding was £1,306 million (31 December 2010: £1,288 million). We continue to receive fees from these special purpose entities in respect of loan administration services.
These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘Financial statements IFRS – Note 21 – Securitised mortgages and related assets’.

Undrawn borrowings
At 31 December 2011, we had £2.1 billion (31 December 2010: £2.1 billion) undrawn committed central borrowing facilities available to us, provided by a range of leading international banks, all of which have investment grade credit ratings. We have allocated £750 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2011 £m	2010 £m
Expiring within one year	955	975
Expiring beyond one year	1,160	1,135
Total	2,115	2,110

Our committed central borrowing facilities have two financial covenants:
■	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2011, borrowings were 53% of total shareholders funds.
■	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2011, total shareholders funds were 140% of non-life net written premiums.

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
The table below shows the dividends received from our principal operating subsidiaries in 2011:

2011 Amounts received £m
UK life insurance	200
UK general insurance	—
Aviva Investors	13
France	—
Netherlands	51
Poland	102
Ireland	—
Other Europe	—
Other operations	228
Total	594

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2011, Aviva plc itself had distributable reserves of £3,116 million, which would have covered three years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the FSA’s rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. For example, the ability of our US insurance subsidiaries to provide inter-company loans is subject to state regulations which restrict the making of loans or require explicit regulatory approval. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading ‘Regulatory capital position’. Our US subsidiaries are also subject to state laws that limit the dividends payable to the parent company and dividends in excess of these limitations generally require the approval of the state insurance commissioner. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.
We have also received funds from the sale of parts of our businesses. For the year ended 31 December 2011, cash proceeds from the disposal of subsidiaries, joint ventures and associates net of cash transferred from continuing operations amounted to £877 million compared to £222 million for the year ended 31 December 2010. Principal disposals in 2011 and cash consideration received are disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.
We have established two main programmes for the issuance of external debt by Aviva plc. For short-term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies. At 31 December 2011, the outstanding debt issued under this programme was £506 million (31 December 2010: £504 million (excludes commercial paper issued by Delta Lloyd)).
For longer term debt we have established a Euro Medium Term Note (EMTN) programme. This programme has documentation readily available to allow quick issuance of long-term debt with a variety of terms of conditions. Debt issued under this programme may be senior guaranteed debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2011, the outstanding debt issued under this programme was £1,894 million (31 December 2010: £1,458 million).

Application of funds
We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.
In 2011, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instruments amounted to £507 million, compared to £548 million in 2010.
In 2011, our total interest costs on central borrowings were £325 million. This compared to £324 million of interest paid on central borrowings in 2010. Total corporate centre expenses in 2011 were £138 million compared to £144 million in 2010.
An additional application of our funds is the acquisition of businesses. In 2011, cash paid for the acquisition of subsidiaries, joint ventures and associates net of cash acquired amounted to £114 million, compared to cash received of £542 million in 2010. Principal acquisitions in 2011 and cash consideration paid are disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.

Capital injections
We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations. Capital is provided either by equity or, where a local holding company is in place, may be via loans with the holding company subsequently injecting equity capital in the regulated operating company. Each capital injection is subject to central review and approval by the Board of the relevant holding company and needs to meet our required internal rates of return. To the extent capital injections are provided or funded by regulated entities, then we have to consider the impact on regulatory capital of the capital injection.
Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £296 million and £333 million in 2011 and 2010 respectively.

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

Year ended 31 December 2011
Net cash from operating activities
Total net cash from operating activities decreased by £2,149 million to a £342 million outflow in 2011 (2010: £1,807 million inflow). The decrease is primarily due to higher claims in the long-term business segment.

Net cash from investing activities
Net cash from investing activities decreased by £271 million to £78 million (2010: £349 million). The decrease is a result of cash used in discontinued operations. Inflows from continuing operations of £590 million show a slight increase on 2010 (2010: £431 million).

Net cash out flow on financing activities
Net cash used in financing activities increased by £420 million to an outflow of £1,773 million (2010: £1,353 million outflow). The increase is due to a higher repayment of borrowings during the year.

Net cash and cash equivalents
At 31 December 2011, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £22,401 million, a decrease of £2,294 million over £24,695 million in 2010.

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

Net cash used in investing activities
Net cash from investing activities decreased by £781 million to £349 million utilised (2009: £432 million utilised). The increase is a result of a £930 million reclassification within the statement of cash flows. The underlying increase is a result of cash and cash equivalents acquired as part of the RBS Life acquisition.

Net cash out flow on financing activities
Net cash used in financing activities was £782 million higher at £1,353 million (2009: £571 million). The increase is a result of a £930 million reclassification within the statement of cash flows. The underlying decrease of £133 million reflects higher interest payments partially offset by a lower net drawdown of borrowings.

Net cash and cash equivalents
At 31 December 2010, total consolidated net cash and cash equivalents amounted to £24,695 million, an increase of £444 million over £24,251 million in 2009.

Currency
Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Performance review – Financial and operating performance – Exchange rate fluctuations’.

Regulatory capital position
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the FSA. These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.

European Insurance Groups Directive
	UK Life funds £bn	Other business £bn	2011 £bn	2010 £bn
Insurance Groups Directive (IGD) capital resources	5.6	8.5	14.1	16.3
Less: capital resource requirement (CRR)	(5.6)	(6.3)	(11.9)	(12.5)
Insurance Groups Directive (IGD) excess solvency	—	2.2	2.2	3.8
Cover of EU minimum (calculated excluding UK Life funds)		1.3 times		1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £1.6 billion since 31 December 2011 to £2.2 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Adjusted operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(1.9)
Pension scheme funding	(0.3)
Impact of Delta Lloyd sell down	0.1
Impact of RAC sale	0.2
Restructuring of UK regulated general insurance entities	0.2
Increase in Capital Resource Requirement	(0.3)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 31 December 2011	2.2

Capital commitments
Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2011 £m	2010 £m	2009 £m
Investment property	23	63	66
Property and equipment	36	160	255
Intangible assets	—	—	4
Total	59	223	325

Contractual obligations for future repairs and maintenance on investment properties are £nil (2010: £1 million, 2009: £1 million). We have capital commitments to our joint ventures of £258 million (2010: £45 million, 2009: £nil) and to other investment vehicles of £nil (2010: £nil, 2009: £33 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

Audit Committee financial experts
The Board has determined that Russell Walls, Richard Goeltz, Michael Hawker and Euleen Goh all qualify as Audit Committee financial experts within the meaning of Item 16A of Form 20-F, and that Russell Walls, Richard Goeltz, Michael Hawker and Euleen Goh are all independent as defined by the Securities and Exchange Commission rules and the New York Stock Exchange Corporate Governance Standards.

Code of ethics
The Company has adopted a code of ethics for its senior management, including the Board, the Group Executive Committee and the group chief accounting officer as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no amendments to, or waivers from, the code of ethics relating to any of those officers. The code of ethics was filed on 7 October 2009 as an exhibit to our Form 20-F registration document.

Regulation
Compliance
In both our insurance and fund management businesses, matters may arise as a result of industry-wide issues, inspection visits or other regulatory activity, requiring discussion and resolution with industry regulators. The Group needs to ensure that procedures are in place to address any regulatory concerns, and that such procedures are properly planned, managed and resourced. Corrective action is undertaken, when necessary, with progress reported to relevant regulatory bodies in a timely manner.

Overview of regulation as it affects our business
Our principal insurance and fund management operations are in the UK, Europe, North America and the Asia Pacific region. We are therefore subject to financial services regulation and local regulatory supervision in all these areas, as individually covered below.
As the Group’s parent company is based in the UK, both EU legislation and the rules of the FSA can impact Aviva’s business practices worldwide. Regulators supervising the Group co-ordinate on a cross-border basis through a ‘college’.

The European Union
In addition to its UK businesses, Aviva is active in other EU member states through wholly owned subsidiary and joint venture companies. These companies are subject to the laws and regulations of the EU member state in which they are based, but are also affected by higher level EU legislation, which will continue to have a significant influence on the legislative environment in the UK and other EU markets.
The EU operates by promulgating directives that must be implemented into local national legislation within each EU member country. These directives set minimum standards for national legislatures to meet, with each legislature able to decide how they should be implemented. National governments may not pass laws which fail to meet the minimum standards set out in a directive, but are generally free to impose legal requirements which go beyond those required. Directives are written at a fairly high level, with more detail being provided at national level through legislation developed in accordance with the local legal system. Even greater detail may be imposed through the rules and regulations of national regulators, and for financial services businesses these rules can be extensive.
The EU may also impose requirements directly on countries through regulation. EU financial services regulation is based on the principle of ‘home country control’, which makes the home country regulator responsible for monitoring compliance with all applicable regulation.
Key directives of particular relevance to the financial services industry, and so to Aviva’s businesses in the EU, include:

Third Life and Non-Life Directives
These directives implemented the home country control principle for life and non-life insurance business in the mid-1990s and placed the responsibility for such issues as solvency, actuarial reserves, investment of assets, and certain governance issues on the home country regulator. Most companies licensed to conduct insurance business in one member state may rely on its home country regulation to ‘passport’ into all other member states to conduct business without having to be separately licensed in each. The general exception is selling activity which continues to be regulated by the state in which the sale takes place.

Insurance Groups Directive (IGD)
The IGD requires member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:
■
An adjustment margin to the solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate ‘double-gearing’ (the use of the same regulatory capital in more than one entity of a group).

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
Since 31 December 2006, the group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a ‘hard’ test (i.e. it constitutes a requirement to maintain the group capital resources, rather than simply to make the calculation) for UK-based companies operating under FSA rules.

Reinsurance Directive
Adopted on 16 November 2005, this directive requires that all reinsurance undertakings be authorised in their home member state. To obtain that authorisation, they need to meet strict requirements, but are then free to operate anywhere in the EU through the single market passport process.

Distance Marketing Directive
Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:
■	setting minimum standards for information that must be provided to consumers before entering into a financial services contract by ‘distance means’; and
■	for certain products and services, giving a cooling-off period in which a consumer may cancel a contract without penalty.

Insurance Mediation Directive
This requires EU member states to establish a framework to:
■	ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements;
■	ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch; and
■	impose requirements on insurance intermediaries to provide specified minimum information to potential customers.

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

Solvency II
The agreed Solvency II Level 1 Directive was published in November 2009. Solvency II represents a fundamental change in European regulation and will result in a more sophisticated economic risk-based capital approach. Its objectives are to establish a solvency system that is better aligned to the true risks of insurers, and aims to enable supervisors to protect policyholder interests as effectively as possible in accordance with common principles across the EU.
Since approval, the focus has been on developing the technical standards and requirements necessary to determine how the directive will be applied in practice, and expected amendments to the Solvency II Directive (Omnibus II Directive) following the creation of the new European Supervisory Authorities (ESAs) in September 2010. It is still not clear when these developments, including the implementation requirements, will become legislation.
One of the new ESAs, the European Insurance and Occupational Pensions Authority (EIOPA), replaced CEIOPS on 1 January 2011. Proposed amendments to the Solvency II Directive were published in January 2011, giving power to EIOPA to issue binding guidance/standards, and delay implementation of Solvency II. Solvency II is currently expected to apply to insurers from 1 January 2014.
This highlights the need for continued and engaged industry participation. Aviva continues to actively participate, through the key European industry working groups, who provide the voice of the industry, in ongoing discussions in Brussels.

Future EU developments
The ESAs came into force in January 2011 and have powers to make binding rules and drive supervisory consistency and convergence through a single rule book. Their involvement in the colleges of supervisors for cross-border financial institutions, together with broader changes being progressed within Europe relating to financial conglomerates, signals a move towards more focused and intrusive group supervision.
The Alternative Investment Fund Managers Directive (AIFMD) is due to come into force in July 2013 and will impact the Aviva Investors group in its capacity as an AIF manager and distributor. The implementing measures, which will provide a fuller understanding of the impact, are currently being drafted by the EC.
There are a number of European dossiers that are expected to progress during 2012, including the European Commission’s Consumer Agenda, completion of its work on Packaged Retail Investment Products (PRIPs) to introduce common product disclosure standards and sales conduct rules, completion of its review of the Insurance Mediation Directive (IMD) and Markets in Financial Instruments Directive (MiFID), implementation of the European Market Infrastructure Regulation (EMIR) that will introduce central clearing for standard Over the Counter (OTC) derivatives, a review of the Directive for Institutions of Occupational Retirement Provisions (IORP) that sets rules for occupational pension schemes, and completion of the technical standards by the European Securities and Markets Authority (ESMA) for the Alternative Investment Fund Managers Directive (AIFMD) that will introduce a regime governing the marketing of alternative investments to EU investors.

United Kingdom
The Financial Services Authority
In the UK, the FSA is currently the single regulator for those individuals and firms conducting defined regulated activities in the financial services sector. The FSA has the authority to make rules and issue guidance, taking into account relevant EU directives, in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, individuals and firms authorised by the FSA to conduct such business (‘Authorised Persons’ or ‘Authorised Firms’).
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
Authorised Firms must at all times meet specified threshold conditions, including possession of adequate resources for the carrying on of their business, and being fit and proper to conduct that business, having regard to all the circumstances. Authorised Firms must also operate in accordance with the FSA’s Principles for Business. These are 11 high-level principles for conducting financial services business in the UK, including maintenance of adequate systems and controls, treating customers fairly, and communicating with customers in a manner that is clear, fair and not misleading.
The FSA regime is based on the principle that firms should have effective systems and controls, including robust risk management, which are appropriate to the size, complexity and diversity of their business.

The FSA’s regulation of the Group
A number of the Group’s UK subsidiaries are directly authorised and regulated by the FSA, including our insurance companies (e.g. the UK Life and UK General Insurance companies), asset managers (Aviva Investors) and intermediaries (UK Healthcare ). Aviva plc, although not directly authorised by the FSA, does itself come within the scope of some regulation as the ultimate insurance holding company in the Group.
As Aviva is a UK-based group, the FSA has the responsibility of acting as lead regulatory (i.e. the cross-sector supervisory co-ordinator) for the Group within the EU.

Approved persons and controllers
The FSA places great emphasis on the principle of senior management responsibility. The directors of, and senior managers carrying out FSA-defined controlled function roles in, any of the Group’s regulated entities are individually registered with the FSA under the ‘Approved Person’ regime, and can be held directly accountable to the FSA for control failings in those entities. A number of senior managers at Group level have also been registered as Approved Persons for the regulated subsidiaries, even though they are neither directors nor senior managers of these firms. This recognises that these managers exert significant influence over the regulated subsidiaries, because they are responsible for key parts of the Group’s control framework on which the regulated subsidiaries place reliance.
The FSA regulates from a legal entity perspective, even though Aviva tends to operate within Regions by Business Unit. However, the FSA also expects that Aviva’s regulated subsidiaries operate within an overall framework of Group governance and controls. Its rules expressly provide that any systems and controls which operate on a Group basis will be taken into account in determining the adequacy of a regulated subsidiary’s systems and controls. The robustness of these Group controls is therefore subject to scrutiny and challenge by the FSA.
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
Control over a UK Authorised Firm is acquired if the acquirer:
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
In order to determine whether a person or a group of persons is a ‘controller’ for the purposes of FSMA, the holdings (shares or voting rights) of the person and any other person ‘acting in concert’, if any, are aggregated.

FSA conduct of business rules
The FSA’s Conduct of Business (COB) and Insurance: Conduct of Business (ICOB) Rules apply to every Authorised Firm carrying on relevant regulated activities, and regulate the day-to-day conduct of business standards to be observed by all Authorised Persons in carrying out regulated activities.
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

Capital and solvency rules for insurers
The FSA rules require that a UK insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (MCR). Insurers with with-profits liabilities of more than £500 million (which is the case with Aviva’s with-profits fund) must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly equivalent to the previous required minimum margin, and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the FSA refers to as the ‘twin peaks’ approach. The two separate peaks are:
■	the requirement comprised by the mathematical reserves plus the ‘long-term insurance capital requirement’ (the LTICR), together known as the ‘regulatory peak’; and
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

Day-to-day supervision
The FSA takes a risk-based approach to its regulatory activity, concentrating its resources on those firms and activities which it assesses pose the greatest potential threats to its four statutory objectives of:
■	maintaining confidence in the UK financial system;
■	contributing to the protection and enhancement of stability of the UK financial system;
■	securing the appropriate degree of protection for consumers; and
■	reducing the extent to which it is possible for a regulated business to be used for a purpose connected with financial crime.

Given our size and our share of the UK retail market, a major issue within our business which causes concern for the FSA may have a significant impact on these objectives.
The FSA therefore maintains a ‘close and continuous’ relationship with us, with day-to-day supervision of Aviva conducted by a dedicated team within its Insurance Division. In practice, this means that a wide range of Group, Regional and UK Business Unit senior managers have regular scheduled meetings with the FSA, and other meetings and discussions on specific issues take place as the need occurs. This adds up to weekly or even daily FSA interaction at UK Region, Business Unit and Group level, and the sharing of detailed information about the Group.
The FSA also periodically conducts a formal Advanced Risk-Responsive Operating framework (ARROW) review of Aviva to assess the level of risk that the Group poses to each of the FSA objectives. The last full risk assessment was conducted in 2009 and an up-to-date risk assessment, which commenced in the third quarter of 2011, is currently in progress.
Areas of potential risk or weakness where the FSA particularly requires Aviva to focus attention are formally set out in a Risk Mitigation Plan (RMP), with both risk assessment and RMP issues up-dated on an ongoing basis between each ARROW review.
The FSA has highlighted in its 2011 Business Plan that its key focus area for 2011/2012 would be:
■	preparing for transition to the new supervisory authorities structure, to become effective in 2013;
■
continuing to ensure firms are soundly run, with effective risk management in place, through close scrutiny of corporate governance, financial reporting, remuneration arrangements, recovery and resolution plans, and firms’ ability to identify and mitigate risk;

■	maintaining its proactive and intensive approach to supervision, including development of its understanding of the business models, consumer strategy and products of the highest impact retail firms;
■	maintaining pressure on firms to treat customers fairly;
■	playing a full role as an international leader in financial regulation; and
■	Solvency II, which remains central to our engagement with the FSA as the industry and the regulator prepare for the application of this new regulatory regime.

Outside of the UK, each Aviva business is regulated by its own national regulator(s). However, overseas operations are also within the remit of the FSA to the extent they have an interest in the systems and controls by which the Group manages its overseas businesses to mitigate the risk of financial shocks arising overseas flowing through to the UK.
The FSA monitors the strategy and performance of the Group’s international businesses through its programme of regular meetings and thematic reviews.
The FSA aims to play a leading role in the development of both EU and international regulation. It is, in particular, at the vanguard of the movement towards risk-based insurance regulation.
The FSA continues to place weight on the ‘Treating Customers Fairly’ principle.

Intervention and enforcement
The FSA has extensive powers to investigate and intervene in the affairs of Authorised Firms and is obliged to monitor compliance with the requirements imposed by, and to enforce the provisions of, FSMA related to secondary legislation and the rules made thereunder.
The FSA’s enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person’s status. The FSA may also vary or revoke an Authorised Firm’s permissions to protect the interests of consumers or potential consumers if the Authorised Firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where consumers have suffered loss.
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

The Financial Services Compensation Scheme (FSCS)
The FSCS is intended to compensate individuals and small businesses for claims against an Authorised Firm where the Authorised Firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Under a new funding system that started on 1 April 2008, for the purposes of funding FSCS compensation costs, the FSCS levy is split into five broad classes:
■	Deposits;
■	Long-term insurance and pensions;
■	General insurance;
■	Investments; and
■	Home finance.

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

Distribution of profits and with-profits business
For UK authorised life insurers carrying on with-profits business, such as Aviva Life and Pensions UK Ltd (‘AVLAP’), the FSA’s rules require that where a firm decides to make a distribution of surplus from the with-profits fund it must distribute at least the required percentage (as defined in the FSA Handbook) of the total amount distributed to policyholders, with the balance of the total amount to be distributed being payable to the shareholders.
In addition, at least once a year the AVLAP Board must consider whether a distribution is required to be made from the Old WPSF inherited estate. Such a distribution will ordinarily be required if the level of the inherited estate of the OWPSF exceeds the Required Distribution Threshold as described in the Reattribution Scheme of Transfer effective from 1 October 2009 (‘The Scheme’) on any such annual investigation from the third such investigation after 1 October 2009. Annual investigation may also be carried out to determine if a Release to shareholders can be made from the RIEESA. Releases can only be made:
■	if the Reattributed Inherited Estate exceeds the Permitted Release Threshold as defined in the Scheme;
■
the AVLAP Board (based on appropriate actuarial advice including that of the With-Profits Actuary) are of the opinion that the Release will not give rise to a significant risk that the New WPSF (including the RIEESA) would be unable to meet its obligations to policyholders and its capital requirements or the Old WPSF would be unable to meet its obligations to policyholders;

■	any contingent loan from the Old WPSF to the RIEESA has been repaid in full; and
■
following the sixth annual investigation after 1 October 2009 or later investigation and provided that investigation and investigations made in the previous 2 years determined that the Reattributed Inherited Estate exceeded the Permitted Release Threshold.

Reporting requirements
FSA rules require insurance companies to file their audited annual accounts, statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function with the regulator. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.
The FSA uses the annual return to monitor the solvency (i.e. the ability to meet current and future obligations such as claims payments to policyholders) of the insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year. The directors must also certify that the company has completed its return to the FSA properly in accordance with the FSA’s instructions, and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the FSA rules.

UK winding up rules
The general insolvency laws and regulations applicable to UK companies are modified in certain respects in relation to UK insurance companies where direct insurance claims will have priority over the claims of other unsecured creditors (with the exception of preferred creditors), including reinsurance creditors, on a winding up by the court or a creditors’ voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may reduce the amount of one or more of the insurance company’s contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the FSCS may take measures to secure the transfer of all or part of the business to another insurance company.
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
The US insurance industry is regulated primarily on a state-by-state basis. Individual states have authority to pass statutes, adopt regulation or issue directives to regulate insurance activities within their jurisdiction.

Consequently, life insurance companies are subject to regulation both in the state in which they are domiciled as well as in each of the individual states in which they operate. State regulation can vary from state to state. All have laws and regulations covering the financial aspects of the insurance business, including standards of solvency, reserves reinsurance and capital adequacy. In addition, most states have specific regulation governing licensing and the conduct of selling agents as well as the approval of products and associated product forms and literature.

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
NAIC has a commitment to modernising the state-based system of insurance regulation and is pushing forward an action plan aimed at achieving consistency of approach between states on a number of issues including risk management and the solvency regulatory framework. The American Council of Life Insurers (ACLI) has, in the past, proposed an optional federal charter (OFC) under which life insurers could choose to be federally regulated instead of state regulated. However, the OFC has not been adopted.
In 2010, Congress passed a law adopting significant federal regulatory reforms for the financial services industry in the US. The new law will impose stricter prudential standards on systemically significant financial companies, higher-risk financial activities and introduce new mechanisms for resolving failures of significant financial companies. The law requires additional stress testing and reporting on a regular basis. In addition, a Federal Insurance Office (FIO) has been established within the Treasury Department to monitor the insurance industry, co-ordinate federal policy and, along with the US Trade Representative, enter into international agreements on prudential insurance matters. While the FIO will have no direct regulatory authority over the business of insurance, such international agreements could pre-empt inconsistent state insurance laws. The FIO is also required, among other things, to conduct a study of how to improve and modernise insurance regulation and to report to Congress. The new law does not currently have any immediate and significant impact on the Company and the FIO is still in the process of being organised. However, we continue to monitor the FIO and related rulemaking developments.
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
Effective 31 December 2005, the NAIC implemented new requirements, referred to as C-3 Phase II, for calculating risk-based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on our US operations, and at 31 December 2011, the Company’s total adjusted capital under the NAIC’s definition substantially exceeded Iowa standards.

Canada
We write property and casualty business in Canada via a number of wholly owned companies.
Insurance business in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (OSFI) with the focus on prudential supervision (i.e. capital adequacy, solvency, etc). OSFI derives its powers from the federal Insurance Companies Act (Canada) which governs the structure and operation of federally incorporated insurance companies.
The capital adequacy of insurance companies is monitored under the Minimum Capital Test (MCT), a risk-based framework allowing for capital to be assessed on the basis of an individual company’s risk profile taking account of the investments held and insurance business being written. Companies have their own internal MCT target as well as being expected to maintain capital in excess of 150% of the OSFI minimum requirement.
There are also ten individual provincial regulators each regulating predominantly conduct of business issues such as policy terms and conditions, and pricing and underwriting of companies they have licensed to write business in the province.

Asia Pacific
We operate within the Asia Pacific region through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business in the region is predominately long-term and savings business, with small general insurance and health operations.
There are wholly owned businesses in Singapore and Hong Kong. Aviva operates businesses in China, India, Malaysia, Sri Lanka, Taiwan, Korea, Indonesia and Vietnam which, depending on the nature and extent of the control we are able to exert, are either accounted for as subsidiaries, joint ventures or associates.
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

Intellectual property
Our primary brands (the Aviva name and logo) are registered trade marks in the UK and are registered or pending in all other countries where Aviva has operations.
Aviva has an active programme of review of marks and watching for infringements. There are no material infringements in the UK known to us as at the date of this report, either by the Group or third parties.

Risks relating to our business

You should carefully review the following risk factors together with other information contained in this Annual Report before making an investment decision relating to our ordinary shares or ADSs. Our business, financial position, results of our operations and cash flow could be materially affected by any of these risks, the trading price of our ordinary shares or ADSs could decline due to any of these risks and investors may lose part or all of their investment.

Ongoing difficult conditions in the global financial markets and the economy generally may adversely affect our business and results of operations, and these conditions may continue.
Our results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth, high sovereign debt within, and to a lesser degree outside, the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in the Middle East and North Africa, have contributed to increased volatility in the financial markets and diminished expectations for the global economy going forward. Global fixed income markets continue to experience both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.
Factors relating to general economic conditions, such as consumer spending, business investment, government spending, the volatility and strength of both debt and equity markets, and inflation, all affect the profitability of our business. In a sustained economic phase of low growth and high public debt, characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies. Any potential material adverse affect will also be dependent upon customer behaviour and confidence.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.
We offer our products and services in Europe (including the UK), North America and the Asia Pacific region through wholly owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which we are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions.

Credit risks relating to Aviva’s business
Market developments and government actions regarding the sovereign debt crisis in Europe, particularly in Greece, Ireland, Italy, Portugal and Spain, could have a material adverse effect on our results of operations, financial condition and liquidity.
Global markets and economic conditions recently have been negatively impacted by the ability of certain European Union (EU) member states to service their sovereign debt obligations. The continued uncertainty over the outcome of various EU and international financial support programs and the possibility that other EU member states may experience similar financial pressures could further disrupt global markets. In particular, this crisis has disrupted and could further disrupt equity and fixed income markets and result in volatile bond yields on the sovereign debt of EU members.
The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and US based financial institutions, the stability of the global financial markets and any economic recovery. The Group holds investments in UK and non-UK securities. See ‘Performance Review – Analysis of Investments’ for more information.
If an EU member state were to default on its obligations or seek to leave the eurozone, or the eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group. Such events could adversely affect our business and results of operations, financial condition and liquidity.

Credit spread volatility may adversely affect the net unrealised value of the investment portfolio and our results of operations.
Our exposure to credit spreads primarily relates to market price variability associated with changes in credit spreads in our investment portfolio, which is largely held to maturity. Credit spread moves may be caused by changes in the perception of the credit worthiness of the issuer, or from market factors such as the markets risk appetite and liquidity. A widening of credit spreads will generally reduce the value of fixed income securities we hold. Conversely, credit spread tightening will generally increase the value of fixed income securities we hold. It can be difficult to value certain of our securities if trading becomes less liquid. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes that could have a material adverse effect on our consolidated results of operations or financial condition. Downturns in the net unrealised value of our investment portfolio may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive. Although our financial statements reflect the market value of assets, our priority remains the management of assets and liabilities over the longer term.

Losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, could adversely affect the value of our investments and reduce our profitability and shareholders’ equity.
We choose to take and manage credit risk through our investment assets partly to increase returns to policy holders whose policies the assets back, and partly to optimise the return for shareholders.

We have a significant exposure to third parties that owe us money, securities or other assets who may not perform under their payment obligations. These parties include private sector and government (or government-backed) issuers whose debt securities we hold in our investment portfolios (including mortgage-backed, asset-backed, government bonds and other types of securities), borrowers under residential and commercial mortgages and other loans, re-insurers to which we have ceded insurance risks, customers, trading counterparties, and counterparties under swap and other derivative contracts. We also execute transactions with other counterparties in the financial services industry, including brokers and dealers, commercial and investment banks, hedge funds and other investment funds, insurance groups and institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty.
In addition, with respect to secured transactions, our credit risk may be increased when the collateral held by us cannot be realised or is liquidated at prices insufficient to recover the full amount of the loan or other value due. We also have exposure to these financial institutions in the form of unsecured debt instruments and derivative transactions. Such losses or impairments to the carrying value of these assets could materially and adversely affect our financial condition and results of operations.
We use reinsurance and hedging programs to hedge various risks, including certain guaranteed minimum benefits contained in many of our long-term insurance and fund management products. These programs cannot eliminate all of the risks and no assurance can be given as to the extent to which such programs will be effective in reducing such risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps, with a number of counterparties. Our obligations under our fund management and life products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. Defaults by such counterparties could have a material adverse effect on our financial condition and results of operations.
We are also susceptible to an adverse financial outcome from a change in third-party credit standing. As well as having a potential impact on spreads, rating movements can trigger solvency and accounting impacts and can drive management actions and the realisation of losses, particularly where investment mandates set counterparty and portfolio limits based on ratings. For additional information about our investments, see ‘Performance review – Analysis of investments’.

Market risks relating to Aviva’s business
Changes in interest rates may cause policyholders to surrender their contracts, reduce the value of our investment portfolio and impact our asset and liability matching, which could adversely affect our results of operation and financial condition.
Our exposure to interest rate risk relates primarily to the market price and cash flow variability of assets and liabilities associated with changes in interest rates.
Some of our products, principally traditional participating products, universal life insurance and annuities, including fixed and equity indexed annuities, expose us to the risk that changes in interest rates will reduce our ‘spread’, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our spread is a key component of our net income.
As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment return. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates, which increases this risk. Lowering interest crediting rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortisation of policy acquisition costs and significantly lower spreads may cause us to accelerate amortisation, thereby reducing net income in the affected reporting period. In addition, during periods of declining interest rates, the guarantees within existing life insurance and annuity products may be more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.
Increases in market interest rates could also negatively affect our profitability. Surrenders of life insurance policies and fixed annuity contracts may increase as policyholders seek higher returns and higher guaranteed minimum returns. Obtaining cash to satisfy these surrenders may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed which may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would also reduce our net income.
Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets that will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with less developed bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk that can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate for other reasons, such as varying mortality or general insurance claims, and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Such a loss could have a material adverse affect on our results of operations and financial condition.
See ‘Financial statements IFRS – Note 53 – Risk management’.

Falls in equity or property prices could have an adverse impact on our investment portfolio and impact our results of operations and shareholders’ equity.
We are subject to equity and property price risk due to holdings of equities and investment properties in a variety of locations worldwide. Downturns in equity markets will depress equity prices and have a negative impact on our capital position in that unrealised losses in our net investment portfolio will increase, and our defined benefit pension scheme surplus/deficit will reduce/increase as the market value of scheme assets invested in equities decreases.

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit-linked, participating and fund management business. The unit-linked and fund management business depends on fees related primarily to the value of assets under management and would therefore be reduced by declines in equity and property markets. Profits could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies or as a result of our fund management companies failing to attract funds from new investors. Similarly, bonuses credited to participating policyholders will reduce, following declines in equity and property markets and this will generally also lead to reductions in transfers to shareholders.
Downturns in equity markets may also have a material adverse effect on our regulatory capital surplus as measured under the EU Insurance Groups Directive. We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income. For a discussion of guarantees we have given for our insurance and investment products, see ‘Financial statements IFRS – Note 38 – Financial guarantees and options’.
In our US business in particular, market downturns and volatility may discourage purchases of accumulation products, such as equity-indexed annuities and equity-indexed life insurance, that have returns linked to the performance of the equity markets and may cause some of our existing customers to withdraw cash values or reduce investments in those products. A sustained weakness in the markets will decrease revenues and earnings in these types of products.
For property investment, we are subject to counterparty, valuation and liquidity risks. These investments may be adversely affected by weakness in property markets and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS). There is the risk that the underlying collateral may fall in value causing the investment in securities to fall in value. The markets for these property investments and instruments can become illiquid, and issues relating to counterparty credit ratings and other factors may increase pricing and valuation uncertainties.

Fluctuations in currency exchange rates may adversely affect our results of operations and financial condition.
We operate internationally and are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2011, over half of our premium income arises in currencies other than sterling, and our net assets are denominated in a variety of currencies, of which the largest are the euro, sterling and US dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive.
For a discussion of the impact of changes in foreign exchange rates on our results of operations, see ‘Financial statements IFRS – Note 53 – Risk management’.

Market fluctuations may cause the value of options and guarantees embedded in some of our life insurance products to exceed the value of the assets backing their reserves, which could adversely affect our results of operations or financial condition.
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate and investment return guarantees, in respect of certain long-term insurance and fund management products. In providing these guarantees and options, our capital position is sensitive to fluctuations in financial variables, including foreign currency exchange rates, interest rates, property values and equity prices.
Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.
Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance in combination with derivative instruments to mitigate some of the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions mitigate the risks related to these benefits, we remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay.
We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases, resulting in a reduction to net income. In addition, we are subject to the risk that unanticipated policyholder behaviour or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, financial condition or liquidity.

The determination of the amount of allowances and impairments taken on our investments is highly subjective. If our business does not perform well, we may be required to recognise an impairment of our goodwill or intangibles with indefinite and finite useful lives, which could adversely affect our results of operations or financial condition.
The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available and additional impairments may need to be taken or allowances provided for in the future. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. There can be no assurance that management has accurately assessed the level of impairments taken and allowances reflected in our financial statements.

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
The fair value of the reporting unit is impacted by the performance of the business. Goodwill, negative unallocated divisible surplus and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Such write downs could have a material adverse effect on our results of operations or financial condition.

Liquidity risks relating to Aviva’s business
Adverse capital and credit market conditions may affect our ability to meet liquidity needs and to access capital which could adversely affect our results of operations or financial condition.
At a Group level, we need some of our invested assets to be liquid to pay our operating expenses, taxes, interest on our debt, dividends on our capital stock and repay maturing debt. At an operational level we also need liquidity to meet insurance claims. Without sufficient liquidity, we could be forced to curtail our operations and our business would suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, junior subordinated debt, securities, capital securities and stockholders’ equity.
We hold certain investments that may lack liquidity such as privately placed fixed-maturity securities, and unlisted equities, as the inputs used for their valuation are not directly observable in the market. These asset classes represented approximately 4.3% of the total assets held at fair value as of 31 December 2011. As has been the case across the industry, even some of our higher-quality assets have been more illiquid as a result of the recent challenging market conditions.
The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our higher-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we will be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.
We may need to seek additional financing in the event internal resources are not sufficient to meet our needs. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit and the overall availability of credit to the financial services industry. Disruptions and uncertainty or volatility in the capital and credit markets may exert downward pressure on availability of liquidity and credit capacity for certain issuers and may limit our access to capital required to operate and grow our business. Such market conditions may limit our ability to replace, in a timely manner, maturing debt, satisfy statutory capital requirements and generate fee income and market-related revenue to meet liquidity needs.
As such, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and reduce our financial flexibility. Our results of operations, financial condition and cash flows could be materially adversely affected.

Insurance risks relating to Aviva’s business
The cyclical nature of the insurance industry may cause fluctuations in our results.
Historically, the insurance industry has been cyclical and operating results of insurers have fluctuated because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. Although we have a geographically diverse group of businesses providing a wide range of products, we expect to experience the effects of this cyclical nature, including changes in sales and premium levels. The unpredictability and competitive nature of the general insurance business has contributed historically to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings.

The use of inaccurate assumptions in pricing and reserving for insurance business may have an adverse effect on our business profitability.
The Group’s life insurance companies are required to make a number of assumptions in relation to the business written, including the mortality and morbidity rates of our customers, the development of interest rates, persistency rates (the rates at which customers terminate existing policies prior to their maturity dates) and future levels of expenses. These assumptions may turn out to be incorrect.
When establishing their liabilities, our life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long-term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the total amounts that will ultimately be paid under the policies written by the business as amounts may vary from estimates. Changes in assumptions may also lead to changes in the level of capital required to be maintained, meaning that we may need to increase the amount of our reserves. This could have a material adverse impact on the Group’s value, the results of our operations and financial condition.
Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect, thereby adversely impacting our profit. Additionally, man-made disasters, including accidents and intentional events, are difficult to predict with a high degree of accuracy. These would also have an adverse impact on our profit due to higher than expected claims.
Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate ultimate cost of all claims incurred but not settled at a given date, whether reported or not, together with related claims handling costs.
Any provisions for re-opened claims are also included. A range of methods, including stochastic projections, may be used to determine these provisions. Underlying these methods are a number of explicit or implicit assumptions relating to the expected settlement amount and settlement pattern of claims.
If the assumptions underlying the reserving basis were to prove incorrect, we might have to increase the amount of the general insurance provisions, which would adversely impact our financial condition or results of operations.

We have a significant exposure to annuity business and a significant life insurance risk is associated with longevity.
Longevity statistics are monitored in detail, compared with emerging industry trends, and the results are used to inform both the reserving and pricing of annuities. It is likely that uncertainty will remain in the development of future longevity that cannot be mitigated.
A strengthening in the longevity assumption, either to reflect changes in the underlying life expectancy of the population or of our particular portfolio used to calculate our long-term business liabilities, would result in an increase in these reserves and reduce our shareholders’ equity. See ‘Financial statements IFRS – Note 53 – Risk management’.

If our business does not perform well or if actual experience versus estimates used in valuing and amortising deferred acquisition costs (DAC) and acquired value of in-force business (AVIF) vary significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect our results of operations or financial condition.
We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are driven by the production of new and renewal business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency and expenses to administer the business. Of these factors, investment margins and general insurance underwriting profit are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual amount is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to UK unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on our results of operations or financial condition.
AVIF reflects the estimated present value of future profits that will emerge over the remaining life of certain in-force contracts in a life insurance company, acquired either directly or through the purchase of a subsidiary, and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and investment contracts in-force at the acquisition date. AVIF is based on actuarially determined projections. Actual experience may vary from the projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in impairment and a charge to income. Where AVIF is amortised, an acceleration of the amortisation of AVIF would occur if the estimates of gross profits or margins were overstated in the period in which the actual experience is known and would result in a charge to net income. Such adjustments could have an adverse effect on our results of operations or financial condition.

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
Our life insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, pandemics, hurricanes, earthquakes and man-made catastrophes may produce significant damage in larger areas, especially those that are heavily populated. Catastrophic events could also harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries and could also reduce our ability to write new business. Furthermore, pandemics, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and our business if our business continuity plans fail to cope with the scale or nature of the catastrophe. Such events could adversely affect our business, results or operations, corporate reputation and financial condition for a substantial period of time.
Furthermore, market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.

Operational risks relating to Aviva’s business
All of our businesses are subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events.
Our business is dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long-term nature of the majority of our business means that accurate records have to be maintained for significant periods.
We also outsource several operations, including certain servicing and IT functions and are therefore partially reliant upon the operational processing performance of our outsourcing partners.
Our systems and processes on which we are dependent to serve our customers are designed to appropriately identify and address the operational risks associated with our activities. However, they may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems by third parties, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results of operations and financial condition. Although we have taken steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact our business.

We operate in several markets through arrangements with third parties. These arrangements involve certain risks that we do not face with our subsidiaries.
Our ability to exercise management control over our partnership operations, our joint ventures and our investment in them depends on the terms of the legal agreements. In particular, the relationships depend on the allocation of control among, and continued co-operation between, the participants.
We may also face financial or other exposure in the event that any of our partners fail to meet their obligations under the agreement or encounter financial difficulty. For example, a significant proportion of our product distribution, such as bancassurance, is carried out through arrangements with third parties not controlled by us and is dependent upon the continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect our financial condition. Some of these arrangements require our third-party partners to participate in and provide capital to our joint venture, associate and subsidiary undertakings. Our partners may change their strategic priorities or encounter financial difficulties preventing them from providing the necessary capital to promote future growth.
In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition to or between such providers, we may not realise the full extent of productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business.

The failure to attract or retain the necessary personnel could have a material adverse effect on our results and/or financial condition.
As a global financial services organisation with a decentralised management structure, we rely to a considerable extent on the quality of local management in the regions and countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional employees. Competition for such key employees is intense. Our ability to attract and retain key employees is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

There are inherent funding risks associated with our participation in defined benefit staff pension schemes.
We operate both defined benefit and defined contribution staff pension schemes. The defined benefit section of the UK staff pension scheme was closed to new members from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. Closure of the defined benefit scheme will remove the volatility associated with adding future accrual for active members.
There are inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and, in some cases, may result in a deficit between the pension scheme’s assets and liabilities. The factors that affect the scheme’s position include: poor investment performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates or inflation; and other events occurring that increase the costs of past service benefits over the amounts predicted in the actuarial assumptions. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises, the position will be discussed with the scheme trustees to agree appropriate actions. This may include a plan to fund the deficit over a period of years. Any surplus or deficit in the defined benefit pension scheme will affect our shareholders’ equity, although the IFRS position may diverge from the scheme funding position.

Our process for valuing investments may include methodologies, estimations and assumptions which require judgement and could result in changes to investment valuations.
We value our AFS and FV securities using designated methodologies, estimation and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS 7 Financial Instruments: Disclosures. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). At 31 December 2011, 4.3% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £11,369 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, intended to be calibrated to market observable data where possible.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. See ‘IFRS critical accounting policies – Investments’. Any change to investment valuations may affect our results of operations and reported financial condition.

Systems errors or regulatory changes may affect the calculation of unit prices or deduction of charges for our unit-linked products which may require us to compensate customers retrospectively.
A significant proportion of our product sales are unit-linked contracts, where product benefits are linked to the prices of underlying unit funds. While comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds due to human error in data entry, IT-related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact our profits.

Brand and reputation risks relating to Aviva’s business
We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services and cause our sales and earnings to decrease.
A rating downgrade, or the perceived potential for such a downgrade, of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes, particularly in the US where there is more focus on ratings when evaluating similar products. The ratings provided by AM Best are widely considered to be the most important for distribution in the US, and a downgrade could lead to a significant loss of sales. Similarly, a rating downgrade may increase our cost of borrowing or limit our access to some forms of financing.

We are dependent on the strength of our brand, the brands of our partners and our reputation with customers and agents in the sale of our products and services.
Our results are, to a certain extent, dependent on the strength of our brand and reputation. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, among others, whether true or not, could impact our brand or reputation. Our brand and reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers’ expectations for the product range. Such a change to our brand strength could adversely affect our results of operations and financial condition.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.
Our primary brand in the UK (Aviva) is a registered trade mark in the UK and elsewhere. We own other registered or pending trade marks in the UK, including Community trade marks having effect in the entire EU. We rely on a combination of contractual rights, copyright and trademark laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse affect on our business and our ability to compete.
Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilising certain processes, it could have a material effect on our business, results of operation and financial condition.

Our businesses are conducted in highly competitive environments.
There are many factors which affect our ability to sell our products, including fiscal incentives, price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of our markets, the Group faces competitors that are larger, have greater financial resources or greater market share, offer a broader range of products, benefit from more advantageous tax treatments, or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high-growth markets, may limit our potential to grow our business as quickly as planned.
Our principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, Generali, Prudential and Standard Life. Our principal competitors in the general insurance market include Royal Bank of Scotland Insurance, RSA, Zurich, Axa and Allianz.
We also face competitors who specialise in many of the niche markets in which we operate. We believe that competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors.
Our ability to generate an appropriate return depends significantly upon our capacity to anticipate and respond appropriately to these competitive pressures.

Our regulated business is subject to extensive regulatory supervision both in the UK and internationally.
We are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies, including the FSA and other regulators. In light of wider financial and economic conditions, some of these authorities are considering, or may in the future consider, enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements.
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
Our insurance subsidiaries worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. In the UK, our business is subject to regulation by the FSA, which has broad powers under the FSMA, including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA has the power to take a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to award compensation.

The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the operation of business and, similar to the other UK regulated financial services companies, we face the risk that the FSA could find that we have failed to comply with applicable regulations or have not undertaken corrective action as required. Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively.
Where larger groups or matters of public policy are concerned, the FSA may intervene directly. There have been several industry-wide issues in recent years in which the FSA has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts.
Outside of the UK, our business is regulated by local regulators that often have similar powers to the FSA and could therefore have a similar negative impact on perceptions of our business or have a material adverse effect on our business.
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
A determination that we have failed to comply with applicable regulation could have a negative impact on our results of operations or on our relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on our business, our results of operations and financial condition and divert management’s attention from the day-to-day management of the business.
We will not always be able to predict the impact of future legislation or regulation or changes in the interpretation or operation of existing legislation or regulation on our business, results of operations and financial condition. Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which we operate, which may be applied retrospectively, may adversely affect our product range, distribution channels, capital requirements, dividends payable by subsidiaries and, consequently, results and financing requirements.
We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation.
The Solvency II Directive (‘Solvency II’), an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. The implementation date for Solvency II has been extended to January 2014. There continue to be material uncertainties around the impact of the more detailed technical requirements of Solvency II and there is a risk that this could lead to a significant increase in the capital required to support our business.

We are involved in various legal proceedings, regulatory investigations and examinations and may be involved in more in the future.
We have been named as defendants in lawsuits, including class actions and individual lawsuits. We have been subject to regulatory investigations or examinations in the various jurisdictions where we operate. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business.
Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these lawsuits or investigations.
In the course of conducting insurance business, we receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents that they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty.
Additionally, it is possible that a regulator in one of our major markets may conduct a review of products previously sold, either as part of an industry-wide review or specific to us. The result of this review may be to compensate customers for losses they have incurred as a result of the products they were sold.
All of the above could adversely impact our results of operations or financial condition.

From time to time, changes in the interpretation of existing tax laws, amendments to existing tax rates or the introduction of new tax legislation may adversely impact our business.
We operate in numerous tax jurisdictions around the world and face risks associated with changes in tax law, interpretation of tax law, changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge or a financial penalty.
If, as a result of a particular tax risk materialising, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of those transactions.
There are also specific rules governing the taxation of policyholders. We are unable to predict accurately the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation, particularly if there is the withdrawal of any tax relief, or an increase in tax rates, or the introduction of new rules, may affect the future long-term business and the decisions of policyholders. The impact of such changes upon us might depend on the mix of business in-force at the time of such change.
The design of life insurance products by our life insurance companies takes into account a number of factors, including risks and taxation. The design of long-term insurance products is based on the tax legislation in force at that time. Changes in tax legislation or in the interpretation of tax legislation may therefore, when applied to such products, have a material adverse effect on the financial condition of the relevant long-term business fund of the company in which the business was written.

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
An ADS is a negotiable US security representing ownership in one share. An ADR is denominated in US dollars and represents ownership of any number of ADSs. ADRs are publicly traded shares in a non-US corporation, quoted and traded in US dollars in the US securities market. Any dividends are paid to investors in US dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-US securities by US investors. The term ADR is often used to mean both the certificates and the securities themselves.
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
The holders of our ADSs may not be able to exercise their voting rights due to delays in notification to, and by, the depositary.
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

In addition, the depositary has the obligation to participate in any action, suit or other proceeding with respect to our ADSs which may involve it in expense or liability only if it is indemnified. These provisions of the Deposit Agreement will limit the ability of holders of our ADSs to obtain recourse if we or the depositary fail to meet our obligations under the Deposit Agreement or if they wish to involve us or the depositary in a legal proceeding.

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

The ADS and ordinary share price of Aviva has been, and may continue to be, volatile.
The share price of our ADS and ordinary shares has been volatile in the past and the share price and trading volume of our ADSs may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact out share price include, but are not limited to:
■	market expectations of the performance and capital adequacy of financial institutions in general;
■	investor perceptions of the success and impact of our strategies;
■	a downgrade or review of our credit ratings;
■	potential litigation or regulatory action involving Aviva or sectors we have exposure to through our insurance and fund management activities;
■	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and
■	general market circumstances.

As a ‘foreign private issuer’ in the US we are exempt from certain rules under the US securities laws and are permitted to file less information with the SEC than US companies.
As a ‘foreign private issuer’ we are exempt from certain rules under the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and ‘short-swing’ profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADRs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Although we must comply with UK listing rules on insider reporting of share ownership and on protection of inside information, there may be less publicly available information concerning us than there is for US public companies.

Judgments of US courts may not be enforceable against us.
Judgments of US courts, including those predicated on the civil liability provisions of the Federal securities laws of the US, may not be enforceable in courts in the United Kingdom. As a result, our shareholders who obtain a judgment against us in the US may not be able to require us to pay the amount of the judgment.

Limitations on Enforceability of Civil Liabilities under US Federal Securities Laws.
We are an English company. Any experts working on our behalf are likely to be residents of the United Kingdom and not the United States. In addition, most of our officers and directors are residents of the United Kingdom and not the United States. It may be difficult or impossible to serve legal process on persons located outside the United States and to force them to appear in a US court. It may also be difficult or impossible to enforce a judgment of a US court against persons outside the United States, or to enforce a judgment of a foreign court against such persons in the United States. We believe that there may be doubt as to the enforceability against persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the laws of the United States, including its federal securities laws.
Individual shareholders of an English company (including US persons) have the right under English law to bring lawsuits on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuits by shareholders, except in limited circumstances.

Financial statements IFRS

In this section

	Page
Report of Independent Registered Public Accounting Firm	126
Accounting policies	127
Consolidated financial statements:	142
Consolidated income statement	142
Consolidated statement of comprehensive income	143
Consolidated statement of changes in equity	144
Consolidated statement of financial position	147
Consolidated statement of cash flows	148

Notes to the consolidated financial statements

	Page
1 Exchange rates	149
2 Presentation changes	149
3 Subsidiaries	150
4 Segmental information	153
5 Details of income	163
6 Details of expenses	164
7 Finance costs	166
8 Employee information	167
9 Auditors' remuneration	168
10 Tax	169
11 Earnings per share	172
12 Dividends and appropriations	172
13 Goodwill	173
14 Acquired value of in-force business (AVIF) and intangible assets	177
15 Interests in, and loans to, joint ventures	178
16 Interests in, and loans to, associates	182
17 Property and equipment	184
18 Investment property	185
19 Fair value methodology	185
20 Loans	189
21 Securitised mortgages and related assets	191
22 Financial investments	192
23 Receivables	198
24 Deferred acquisition costs and other assets	199
25 Assets held to cover linked liabilities	200
26 Ordinary share capital	200
27 Group's share plans	201
28 Shares held by employee trusts	204
29 Preference share capital	205
30 Direct capital instruments	205
31 Merger reserve	206
32 Other reserves	207
33 Retained earnings	208
34 Non-controlling interests	208
35 Contract liabilities and associated reinsurance	209
36 Insurance liabilities	209
37 Liability for investment contracts	219
38 Financial guarantees and options	221
39 Reinsurance assets	224
40 Effect of changes in assumptions and estimates during the year	225
41 Unallocated divisible surplus	226
42 Tax assets and liabilities	227
43 Provisions	228
44 Pension obligations	229
45 Borrowings	237
46 Payables and other financial liabilities	241
47 Other liabilities	241
48 Contingent liabilities and other risk factors	242
49 Commitments	243
50 Statement of cash flows	244
51 Group capital structure	245
52 Capital statement	246
53 Risk management	249
54 Derivative financial instruments and hedging	264
55 Assets under management	266
56 Related party transactions	266
Financial Statement Schedule – Financial statements of the company	268

Financial statements IFRS

Report of Independent Registered
Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited the accompanying consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also include the financial statement schedule listed in the Index at Item 18. These financial statements and the schedule are the responsibility of the Aviva plc’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aviva plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 20 March 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
London, United Kingdom
20 March 2012

Accounting policies

Aviva plc (the ‘Company’), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the ‘Group’ or ‘Aviva’) transacts life assurance and long-term savings business, fund management and most classes of general insurance and health business through its subsidiaries, associates and branches in the UK, Ireland, continental Europe, United States (US), Canada, Asia and other countries throughout the world.
The Group is managed on a regional basis, reflecting the management structure whereby a member of the executive management team is accountable to the group chief executive for the operating segment for which he or she is responsible. Further details of the reportable segments are given in note 4.
The principal accounting policies adopted in the preparation of these financial statements are set out below.

(A) Basis of presentation

Since 2005, all European Union (EU) listed companies have been required to prepare consolidated financial statements using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the EU. The date of transition to IFRS was 1 January 2004. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the EU, the Group and Company have also complied with IFRS as issued by the IASB and applicable at 31 December 2011.
During 2009 and 2010, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments – Presentation, and the results of its annual improvements project, all of which have been endorsed by the EU. In addition, IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, issued in 2008 and 2009 respectively, have now been endorsed by the EU. These are all applicable for the first time in the current accounting period and are now reflected in the Group’s financial reporting, with no material impact.
Further amendments to IFRS 1, IFRS 7, Financial Instruments – Disclosures, IAS 12, Income Taxes, and IAS 32 have been issued but have not yet been endorsed. These are applicable prospectively for accounting periods commencing 1 July 2011 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any material impact on the Group’s financial reporting.
In 2009, the IASB issued IFRS 9, Financial Instruments – Classification and Measurement, followed by additional requirements on accounting for financial liabilities in 2010. These are the first two parts of a replacement standard for IAS 39. They are applicable prospectively for accounting periods commencing 1 January 2015 or later, and are therefore not applicable for the current accounting period. IFRS 9 has not yet been endorsed by the EU but, on adoption, will require us to review the classification of certain financial instruments while allowing us to retain fair value measurement as we deem necessary. We have not yet completed our assessment of its impact which is, to a large extent, dependent on the finalisation of the IASB’s insurance contracts accounting project.
During 2011, the IASB issued IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, and reissued IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. It also issued amendments to IAS 1, Presentation of Financial Statements, and IAS 19, Employee Benefits. They are applicable for accounting periods commencing 1 July 2012 or later, and are therefore not applicable for the current accounting period. None of these has yet been endorsed by the EU but, on adoption, IFRS 10 will require us to review the entities we classify as subsidiaries, and we are currently assessing its impact. The other new and amended standards deal mainly with disclosures and we are currently assessing the changes required to our current financial statement disclosures.
IFRIC interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, was issued in 2011 but has not yet been endorsed by the EU. It is applicable prospectively for accounting periods commencing 1 January 2013 or later, and is therefore not applicable for the current accounting period. On adoption, it will not have any impact on our financial reporting.
In accordance with IFRS 4, Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in policy E below.
Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentation currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). The separate financial statements of the Company are on pages 268 to 276.

(B) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

Critical accounting policies
The major areas of judgement on policy application are considered to be whether Group entities should be consolidated (set out in policy C), product classification (set out in policy E) and the classification of financial investments (set out in policy R). The loss of control of Delta Lloyd in May 2011, and its classification as a discontinued operation in the current and preceding years, is discussed in notes 2 and 3(b).

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
From 1 January 2004, the date of first time adoption of IFRS, the Group was required to use the purchase method of accounting to account for the acquisition of subsidiaries. Under this method, the cost of an acquisition was measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired was recorded as goodwill (see policy M below). Any surplus of the acquirer’s interest in the subsidiary’s net assets over the cost of acquisition was credited to the income statement.
For business combinations for which the acquisition date is on or after 1 January 2010, the Group is required to use the acquisition method of accounting. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Group has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the consideration transferred over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Acquisition-related costs incurred are expensed as incurred. Transactions that do not result in a loss of control are treated as equity transactions with non-controlling interests.

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
Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. Where the Group exerts control over a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by a contractual agreement such that there is joint control between the parties, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Where the Group holds minority stakes in PLPs, with no significant influence or control over their associated GPs, the relevant investments are carried at fair value through profit and loss within financial investments.

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

Translation differences on debt securities and other monetary financial assets measured at fair value and designated as held at fair value through profit or loss (FV) (see policy R) are included in foreign exchange gains and losses in the income statement. For monetary financial assets designated as AFS, translation differences are calculated as if they were carried at amortised cost and so are recognised in the income statement, while foreign exchange differences arising from fair value gains and losses are recognised in other comprehensive income and included in the investment valuation reserve within equity. Translation differences on non-monetary items, such as equities which are designated as FV, are reported as part of the fair value gain or loss, whereas such differences on AFS equities are included in the investment valuation reserve.

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
A gain or loss on a financial investment is only realised on disposal or transfer, and is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost, as appropriate.
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
The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements  or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 36(b). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority (FSA), adjusted to remove the shareholders’ share of future bonuses.  For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

Present value of future profits on non-participating business written in a with-profit fund
For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. This amount is recognised as a reduction in the liability rather than as an asset in the statement of financial position, and is then apportioned between the amounts that have been taken into account in the measurement of liabilities and other amounts which are shown as an adjustment to the unallocated divisible surplus.

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

Embedded derivatives
Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and measured at fair value if they are not considered as closely related to the host insurance contract or do not meet the definition of an insurance contract. Fair value reflects own credit risk to the extent the embedded derivative is not fully collateralised.

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
Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period with any change in rates between the start and end of the accounting period being reflected in the income statement. The range of discount rates used is described in note 36(c). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

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

(M) Goodwill, AVIF and intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions prior to 1 January 2004 (the date of transition to IFRS) is carried at its book value (original cost less cumulative amortisation) on that date, less any impairment subsequently incurred. Goodwill arising before 1 January 1998 was eliminated against reserves and has not been reinstated. Goodwill arising on the Group’s investments in subsidiaries since that date is shown as a separate asset, while that on associates and joint ventures is included within the carrying value of those investments.

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
Investment properties under construction are included within property and equipment until completion, and are stated at cost less any provision for impairment in their values until construction is completed or fair value becomes reliably measurable.
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
As described in policy N above, investment properties under construction are included within property and equipment, and are stated at cost less any provision for impairment in their values until construction is completed or fair value becomes reliably measurable.

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
Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the assets, at their fair values. Debt securities are initially recorded at their fair value, which is taken to be amortised cost, with amortisation credited or charged to the income statement. Investments classified as trading, other than trading and AFS, are subsequently carried at fair value. Changes in the fair value of trading and other than trading investments are included in the income statement in the period in which they arise. Changes in the fair value of securities classified as AFS are recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.
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
For securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year, with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve unless this increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement. In such an event, the reversal of the impairment loss is recognised as a gain in the income statement.

AFS equity securities: An AFS equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either at least 20% for a continuous six-month period or more than 40% at the end of the reporting period, or being in an unrealised loss position for a continuous period of more than 12 months at the end of the reporting period. We also review our largest equity holdings for evidence of impairment, as well as individual equity holdings in industry sectors known to be in difficulty. Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

For securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve.

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

(S) Derivative financial instruments and hedging

Derivative financial instruments include foreign exchange contracts, interest rate futures, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other financial instruments that derive their value mainly from underlying interest rates, foreign exchange rates, credit indices, commodity values or equity instruments.
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
Derivative contracts may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardised and include certain futures and option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, swaps, caps and floors. Derivatives are subject to various risks including market, liquidity and credit risk, similar to those related to the underlying financial instruments. Many OTC transactions are contracted and documented under International Swaps and Derivatives Association (ISDA) master agreements or their equivalent, which are designed to provide legally enforceable set-off in the event of default, reducing the Group’s exposure to credit risk.
The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 54.
The Group has collateral agreements in place between the individual Group entities and relevant counterparties. Accounting policy U below covers collateral, both received and pledged, in respect of these derivatives.

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
(iii)	a hedge of a net investment in a foreign operation (net investment hedge).

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

(U) Collateral

The Group receives and pledges collateral in the form of cash or non-cash assets in respect of stock lending transactions, certain derivative contracts and loans, in order to reduce the credit risk of these transactions. Collateral is also pledged as security for bank letters of credit. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty.
Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 46). However, where the Group has a currently enforceable legal right of set-off, the collateral liability and associated derivative balances are shown net, in line with market practice. Non-cash collateral received is not recognised in the statement of financial position unless the Group either (a) sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability; or (b) the counterparty to the arrangement defaults, at which point the collateral is seized and recognised as an asset.
Collateral pledged in the form of cash, which is legally segregated from the Group, is derecognised from the statement of financial position with a corresponding receivable recognised for its return. Non-cash collateral pledged is not derecognised from the statement of financial position unless the Group defaults on its obligations under the relevant agreement, and therefore continues to be recognised in the statement of financial position within the appropriate asset classification.

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
Other assets include vehicles which are subject to repurchase agreements and inventories of vehicle parts. The former are carried at the lower of their agreed repurchase price or net realisable value, while the latter are carried at the lower of cost and net realisable value, where cost is arrived at on the weighted average cost formula or ‘first in first out’ (FIFO) basis. Provision is made against inventories which are obsolete or surplus to requirements.

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

(X) Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the lessor, are classified as operating leases. Assets held for use in such leases are included in property and equipment, and are depreciated to their residual values over their estimated useful lives. Rentals from such leases are credited to the income statement on a straight-line basis over the term of the relevant leases. Payments made as lessee under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the relevant leases.

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
The Group accounts for options and awards under equity compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the ‘fair value method’). Under this method, the cost of providing equity compensation plans is based on the fair value of the share awards or option plans at date of grant, which is recognised in the income statement over the expected vesting period of the related employees and credited to the equity compensation reserve, part of shareholders’ funds. In certain jurisdictions, awards must be settled in cash instead of shares, and the credit is taken to liabilities rather than reserves. The fair value of these cash-settled awards is recalculated each year, with the income statement charge and liability being adjusted accordingly.
As described in policy AC below, shares purchased by employee share trusts to fund these awards are shown as a deduction from shareholders’ funds at their original cost.
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

(AA) Income taxes

The current tax expense is based on the taxable profits for the year, after any adjustments in respect of prior years. Tax, including tax relief for losses if applicable, is allocated over profits before taxation and amounts charged or credited to components of other comprehensive income and equity, as appropriate.
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

(AB) Borrowings

Borrowings are classified as being for either core structural or operational purposes. They are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in policy N above.
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

Treasury shares
Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. The Group’s only such holding comprises shares purchased by employee trusts to fund certain awards under the equity compensation plans described in policy Z above. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

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

Consolidated financial statements

Consolidated income statement
For the year ended 31 December 2011

		2011 £m	2011 £m	2010 £m	2010 £m	2009 £m	2009 £m
	Note	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Income	5
Gross written premiums		30,000	2,118	31,805	4,469	30,208	4,482
Premiums ceded to reinsurers		(1,673)	(75)	(1,734)	(129)	(2,435)	(141)
Premiums written net of reinsurance		28,327	2,043	30,071	4,340	27,773	4,341
Net change in provision for unearned premiums		(236)	(56)	(73)	(2)	553	6
Net earned premiums	F	28,091	1,987	29,998	4,338	28,326	4,347
Fee and commission income	G & H	1,479	97	1,450	332	1,563	226
Net investment income	I	5,991	436	18,749	3,244	21,910	3,245
Share of loss/(profit) after tax of joint ventures and associates		(123)	28	141	(10)	(463)	(41)
Profit/(loss) on the disposal and re-measurement of subsidiaries and associates	3b	565	(32)	163	(4)	122	31
		36,003	2,516	50,501	7,900	51,458	7,808
Expenses	6
Claims and benefits paid, net of recoveries from reinsurers		(26,934)	(1,475)	(24,918)	(4,234)	(23,982)	(3,567)
Change in insurance liabilities, net of reinsurance		(3,730)	(909)	(6,608)	(569)	(4,234)	(1,448)
Change in investment contract provisions		1,224	(94)	(8,693)	(48)	(10,946)	(239)
Change in unallocated divisible surplus		2,721	(19)	362	(33)	(1,479)	(68)
Fee and commission expense		(4,554)	(192)	(5,433)	(434)	(3,953)	(443)
Other expenses		(3,297)	(291)	(2,573)	(964)	(4,078)	(1,288)
Finance costs	7	(798)	(262)	(699)	(723)	(774)	(745)
		(35,368)	(3,242)	(48,562)	(7,005)	(49,446)	(7,798)
Profit/(loss) before tax		635	(726)	1,939	895	2,012	10
Tax attributable to policyholders’ returns	10	178	—	(394)	—	(217)	—
Profit/(loss) before tax attributable to shareholders’ profits		813	(726)	1,545	895	1,795	10
Tax (expense)/credit	AA & 10	(51)	202	(717)	(225)	(725)	18
Less: tax attributable to policyholders’ returns	10	(178)	—	394	—	217	—
Tax attributable to shareholders’ profits		(229)	202	(323)	(225)	(508)	18
Profit/(loss) after tax		584	(524)	1,222	670	1,287	28
(Loss)/profit from discontinued operations		(524)		670		28
Profit for the year		60		1,892		1,315
Attributable to:
Equity shareholders of Aviva plc		225		1,463		1,085
Non-controlling interests	34b	(165)		429		230
		60		1,892		1,315
Earnings per share	AE & 11
Basic (pence per share)		5.8p		50.4p		37.8p
Diluted (pence per share)		5.7p		49.6p		37.5p
Continuing operations – Basic (pence per share)		17.0p		37.6p		37.9p
Continuing operations – Diluted (pence per share)		16.7p		37.0p		37.6p

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of comprehensive income
For the year ended 31 December 2011

	Note	2011 £m	2010 £m	2009 £m
Profit for the year from continuing operations		584	1,222	1,287
(Loss)/profit for the year from discontinued operations		(524)	670	28
Total profit for the year		60	1,892	1,315

Other comprehensive income from continuing operations:
Investments classified as available for sale
Fair value gains		414	505	723
Fair value gains transferred to profit on disposals		(148)	(73)	(6)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		21	78	84
Owner-occupied properties
Fair value gains/(losses)		2	(14)	(29)
Share of other comprehensive income of joint ventures and associates		(134)	—	8
Actuarial gains on pension schemes	44e(iv)	996	1,078	(1,129)
Other pension scheme movements		(22)	(18)	24
Foreign exchange rate movements	32 & 34b	(254)	55	(666)
Aggregate tax effect – shareholder tax	10b	(261)	(116)	(176)
Other comprehensive income, net of tax from continuing operations		614	1,495	(1,167)
Other comprehensive income, net of tax from discontinued operations		82	(64)	184
Total other comprehensive income, net of tax		696	1,431	(983)
Total comprehensive income for the year from continuing operations		1,198	2,717	120
Total comprehensive income for the year from discontinued operations		(442)	606	212
Total comprehensive income for the year		756	3,323	332

Attributable to:
Equity shareholders of Aviva plc		923	2,950	240
Non-controlling interests	34b	(167)	373	92
		756	3,323	332

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of changes in equity
For the year ended 31 December 2011

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity attribu- table to share-holders of Aviva plc £m	Direct capital instruments £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725
Profit for the year	—	—	—	—	—	—	—	—	—	—	225	225	—	(165)	60
Other comprehensive income	—	—	—	—	—	(165)	4	72	30	—	757	698	—	(2)	696
Total comprehensive income for the year	—	—	—	—	—	(165)	4	72	30	—	982	923	—	(167)	756
Owner-occupied properties fair value gains transferred to retained earnings on disposals	—	—	—	—	—	—	(6)	—	—	—	6	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(813)	(813)	—	—	(813)
Shares issued in lieu of dividends	21	—	(21)	—	—	—	—	—	—	—	307	307	—	—	307
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	68	68
Effect of deconsolidation of Delta Lloyd	—	—	—	—	—	(485)	(2)	(115)	—	—	2	(600)	—	(1,770)	(2,370)
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(126)	(126)
Transfer to profit on disposal of subsidiaries	—	—	—	—	—	(3)	—	—	—	—	—	(3)	—	—	(3)
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Shares acquired by employee trusts	—	—	—	—	(29)	—	—	—	—	—	—	(29)	—	—	(29)
Shares distributed by employee trusts	—	—	—	—	18	—	—	—	—	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	48	—	48	—	—	48
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(61)	61	—	—	—	—
Reclassification to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	(205)	(205)
Aggregate tax effect –shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of changes in equity continued
For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compen-sation reserve £m	Retained earnings £m	Equity attribu- table to share-holders of Aviva plc £m	Direct capital instruments £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,463	1,463	—	429	1,892
Other comprehensive income	—	—	—	—	—	(38)	(21)	411	78	—	1,057	1,487	—	(56)	1,431
Total comprehensive income for the year	—	—	—	—	—	(38)	(21)	411	78	—	2,520	2,950	—	373	3,323
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(757)	(757)	—	—	(757)
Shares issued in lieu of dividends	13	—	(13)	—	—	—	—	—	—	—	209	209	—	—	209
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	42	42
Dilution of shareholding in Delta Lloyd	—	—	—	—	—	(3)	—	(1)	—	—	(4)	(8)	—	8	—
Non-controlling interests’ share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	3	3
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Shares acquired by employee trusts	—	—	—	—	(14)	—	—	—	—	—	—	(14)	—	—	(14)
Shares distributed by employee trusts	—	—	—	—	50	—	—	—	—	—	(50)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	41	—	41	—	—	41
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(51)	51	—	—	—	—
Aggregate tax effect –shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of changes in equity continued
For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compen-sation reserve £m	Retained earnings £m	Equity attribu- table to share-holders of Aviva plc £m	Direct capital instruments £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,085	1,085	—	230	1,315
Other comprehensive income	—	—	—	—	—	(1,110)	(26)	1,030	332	—	(1,071)	(845)	—	(138)	(983)
Total comprehensive income for the year	—	—	—	—	—	(1,110)	(26)	1,030	332	—	14	240	—	92	332
Owner-occupied properties –
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	(1)	—	—	—	1	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(853)	(853)	—	—	(853)
Issues of share capital	1	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Shares issued in lieu of dividends	27	—	(27)	—	—	—	—	—	—	—	299	299	—	—	299
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Transfers to non-controlling interest following Delta Lloyd IPO	—	—	—	—	—	(351)	(26)	(156)	—	—	3	(530)	—	1,460	930
Non-controlling interests’ share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(111)	(111)
Shares acquired by employee trusts	—	—	—	—	(53)	—	—	—	—	—	—	(53)	—	—	(53)
Shares distributed by employee trusts	—	—	—	—	18	—	—	—	—	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	56	—	56	—	—	56
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(60)	60	—	—	—	—
Aggregate tax effect – shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of financial position
As at 31 December 2011

	Note	2011 £m	2010 £m
Assets
Goodwill	M & 13	2,640	3,391
Acquired value of in-force business and intangible assets	M & 14	2,021	2,806
Interests in, and loans to, joint ventures	C & 15	1,700	1,994
Interests in, and loans to, associates	C & 16	1,118	643
Property and equipment	N & 17	510	750
Investment property	O & 18	11,638	13,064
Loans	T & 20	28,116	43,074
Financial investments	Q, R & 22	216,058	253,288
Reinsurance assets	L & 39	7,112	7,084
Deferred tax assets	AA & 42b	238	288
Current tax assets	42a	140	198
Receivables	23	7,937	8,295
Deferred acquisition costs and other assets	V & 24	6,444	6,072
Prepayments and accrued income	24d	3,235	3,691
Cash and cash equivalents	W & 50d	23,043	25,455
Assets of operations classified as held for sale	AF & 3c	426	14
Total assets		312,376	370,107
Equity
Capital	AC
Ordinary share capital	26	726	705
Preference share capital	29	200	200
		926	905
Capital reserves
Share premium	26b	1,173	1,194
Merger reserve	C & 31	3,271	3,271
		4,444	4,465
Shares held by employee trusts	28	(43)	(32)
Other reserves	32	1,562	2,245
Retained earnings	33	5,954	5,411
Equity attributable to shareholders of Aviva plc		12,843	12,994
Direct capital instruments	30	990	990
Non-controlling interests	34	1,530	3,741
Total equity		15,363	17,725
Liabilities
Gross insurance liabilities	J & 36	150,101	177,700
Gross liabilities for investment contracts	J, K & 37	110,644	117,787
Unallocated divisible surplus	J & 41	650	3,428
Net asset value attributable to unitholders	C	10,352	9,032
Provisions	Y, Z & 43	992	2,943
Deferred tax liabilities	AA & 42b	1,171	1,758
Current tax liabilities	42a	232	314
Borrowings	AB & 45	8,450	14,949
Payables and other financial liabilities	Q & 46	11,230	20,292
Other liabilities	47	2,828	4,179
Liabilities of operations classified as held for sale	AF & 3c	363	—
Total liabilities		297,013	352,382
Total equity and liabilities		312,376	370,107

Approved by the Board on 20 March 2012.

Patrick Regan
Chief financial officer

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Consolidated statement of cash flows
For the year ended 31 December 2011

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Notes	2011 £m	2010 £m	2009 £m
Cash flows from operating activities
Cash generated from continuing operations	50a	107	1,337	4,363
Tax paid		(434)	(412)	(557)
Net cash (used in)/from operating activities – continuing operations		(327)	925	3,806
Net cash (used in)/from operating activities – discontinued operations		(15)	882	(1,121)
Total net cash (used in)/from operating activities		(342)	1,807	2,685
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	50b	(114)	542	(464)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	50c	877	222	440
New loans to joint ventures		(18)	(64)	(145)
Repayment of loans to joint ventures		17	5	99
Net new loans to joint ventures	15a & 16a	(1)	(59)	(46)
Purchases of property and equipment	17	(97)	(161)	(135)
Proceeds on sale of property and equipment		48	18	182
Purchases of intangible assets	14	(123)	(131)	(21)
Net cash from /(used in) investing activities – continuing operations		590	431	(44)
Net cash used in investing activities – discontinued operations		(512)	(82)	(388)
Total net cash from/ (used in) investing activities		78	349	(432)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs		—	—	1
Treasury shares purchased for employee trusts		(29)	(14)	(53)
New borrowings drawn down, net of expenses		3,646	2,885	3,051
Repayment of borrowings		(3,602)	(2,059)	(3,005)
Net drawdown of borrowings		44	826	46
Interest paid on borrowings		(708)	(696)	(662)
Preference dividends paid	12	(17)	(17)	(17)
Ordinary dividends paid		(431)	(472)	(476)
Coupon payments on direct capital instruments	12	(58)	(59)	(61)
Capital contributions from non-controlling interests	34b	68	42	6
Dividends paid to non-controlling interests of subsidiaries		(126)	(157)	(109)
Changes in controlling interest in subsidiary		—	15	930
Net cash used in financing activities – continuing operations		(1,257)	(532)	(395)
Net cash used in financing activities – discontinued operations		(516)	(821)	(176)
Total net cash used in financing activities		(1,773)	(1,353)	(571)
Total net (decrease)/increase in cash and cash equivalents		(2,037)	803	1,682
Cash and cash equivalents at 1 January		24,695	24,251	23,531
Effect of exchange rate changes on cash and cash equivalents		(257)	(359)	(962)
Cash and cash equivalents at 31 December	50d	22,401	24,695	24,251

The accounting policies (identified alphabetically) on pages 127 to 141 and notes (identified numerically) on pages 149 to 267 are an integral part of these financial statements.

Notes to the consolidated
financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year-end rates as follows:

	2011	2010	2009
Eurozone
– Average rate (€1 equals)	£0.87	£0.85	£0.88
– Period end rate (€1 equals)	£0.84	£0.86	£0.88
United States
– Average rate (US$1 equals)	£0.63	£0.65	£0.64
– Period end rate (US$1 equals)	£0.65	£0.64	£0.62

Total foreign currency movements during 2011 resulted in a loss recognised in the income statement of £35 million (2010:  £34 million gain); (2009: £154 million gain).

2 – Presentation changes

As described in note 3(b), the Group’s shareholding in Delta Lloyd N.V. (‘Delta Lloyd’) was reduced to 42.7%, representing 40% of shareholder voting rights, following the sale of shares on 6 May 2011. Our holding has since been diluted to 41.9% at 31 December 2011, representing 39.3% of shareholder voting rights, through Delta Lloyd’s issue of scrip dividends which we did not take up. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd. The effect of this in the various movements reconciliation tables in these notes is described as ‘Deconsolidation of Delta Lloyd’.
The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ’Delta Lloyd’  in the segmental reporting note. The results of Delta Lloyd up to the transaction date, as well as those for preceding years, have therefore been classified as discontinued operations. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date is reported in a separate segment as part of continuing operations.

3 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed on pages 30 to 31.

(a) Acquisitions
(i) Material acquisitions
There were no material acquisitions in the year ended 31 December 2011.

(ii) Other goodwill arising
Goodwill on acquisitions and additions, as shown in note 13(a) was £13 million, of which £8 million arose on the acquisition of an insurance broker in Canada and £5 million from additional capital in our Indonesian life and health subsidiary.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2011 £m	2010 £m	2009 £m
Continuing operations
United Kingdom
RAC Limited (see (i) below)	532	—	—
RBS Life and RBS Collective	—	128	—
Non-core operations	—	4	—
France	—	26	—
Australia (see (ii) below)	23	—	122
Other small operations	10	5	—
Profit on disposal and remeasurement from continuing operations	565	163	122
(Loss)/profit on disposal from discontinued operations (see (iii) below)	(32)	(4)	31
Total profit on disposal and remeasurement	533	159	153

No tax arises on the profits and losses on these disposals.

(i) RAC Limited
On 30 September 2011, the Group sold RAC Limited (‘RAC’) to The Carlyle Group for £977 million, realising a profit of £532 million. Aviva is continuing its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC’s panel and as  a partner, selling RAC breakdown cover to our customers. The Group has retained the RAC (2003) Pension Scheme which, at  31 December 2011, had an IAS 19 deficit of £51 million.
The profit on disposal is calculated as follows:

2011 £m
Assets
Goodwill	284
Intangible assets	229
Property and equipment	30
Receivables	85
Other assets	43
Total assets	671
Liabilities
Insurance liabilities	161
Tax liabilities	57
Other liabilities	73
Total liabilities	291
Net assets disposed of	380
Cash consideration	977
Less: transaction costs and provisions	(65)
Net consideration	912
Profit on disposal	532

(ii) Aviva Investors Australia
On 1 October 2011, the Group sold its Australian fund management business, Aviva Investors Australia Ltd, to nabInvest, National Australia Bank’s direct asset management business, for £35 million, which includes contingent consideration with a fair value of  £3 million. Net assets disposed of were £11 million, comprising assets of £15 million and liabilities of £4 million, giving a profit of £20 million after transaction costs. Recycling currency translation reserves of £3 million to the income statement resulted in an overall profit on disposal of £23 million.

3 – Subsidiaries continued

(iii) Delta Lloyd
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (‘Delta Lloyd’) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.
Cash consideration of £380 million was received for the sale of shares, and £8 million of costs were attributable to the disposal transaction.
The Group retained significant influence over Delta Lloyd through its initial 42.7% shareholding (diluted since then to 41.9%  at 31 December 2011 through Delta Lloyd’s issue of scrip dividends which we did not take up) and contractual right to appoint two members of Delta Lloyd’s supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day.  As Delta Lloyd is no longer consolidated, equity reserves for accumulated currency translation differences and accumulated fair value differences on available for sale financial investments relating to that company have been recycled to the income statement. Equity reserves relating to Delta Lloyd’s owner-occupied property have been transferred directly to retained earnings.
The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ’Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the preceding years have therefore been classified as discontinued operations. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date is reported in a separate segment as part of continuing operations.
The loss on the disposal of Delta Lloyd is calculated as follows:

2011 £m
Net cash proceeds from disposal	372
Fair value of continuing interest in associate at 6 May 2011	1,116
Currency translation and investment valuation equity reserves recycled to the income statement	600
Consolidated net assets of Delta Lloyd as at 6 May 2011, net of non-controlling interests	(2,120)
Loss on disposal recognised through the income statement	(32)

Aviva’s interest in the carrying value of Delta Lloyd’s IFRS net assets prior to disposal and fair value adjustments at the date of initial recognition of the associate were as follows:

2011 £m
Assets
Goodwill	316
Acquired value of in-force business and intangible assets	59
Interests in, and loans to, joint ventures and associates	359
Property and equipment	242
Investment property	2,131
Loans	20,196
Financial investments	34,081
Deferred acquisition costs	195
Other assets	3,528
Total assets	61,107
Liabilities
Insurance liabilities	32,481
Liabilities for investment contracts	3,355
Unallocated divisible surplus	144
Net asset value attributable to unitholders	631
External borrowings	6,499
Other liabilities	14,107
Total liabilities	57,217
Net assets	3,890
Non-controlling interests before disposal	(1,770)
Group’s share of net assets before disposal	2,120
Net assets sold (14.9%)	(577)
Fair value adjustments on initial recognition of associate	(427)
Residual interest in associate	1,116

The fair value adjustments represent the difference between the net asset value of the Group’s residual interest in Delta Lloyd and its fair value at the transaction date, based on the market price of its listed shares on that date. This adjustment principally comprises the de-recognition of all previously recognised goodwill and an increase in insurance liabilities, partially offset by an increase in the value of loan investments, and adjustments to other assets and liabilities of the associate.

3 – Subsidiaries continued

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2011 relate to our subsidiaries in the Czech Republic, Hungary and Romania and a joint venture in Taiwan, and are as follows:

	2011 £m	2010 £m
Assets
Intangible assets	1	—
Interests in, and loans to, joint ventures and associates	12	14
Property and equipment	1	—
Financial investments	347	—
Receivables	62	—
Prepayments and accrued income	3	—
Total assets	426	14
Liabilities
Insurance liabilities	(344)	—
Other liabilities	(19)	—
Total liabilities	(363)	—
Net assets	63	14

During 2011, the Group decided to sell, and was actively marketing, its operations in the Czech Republic, Hungary and Romania.  On 30 January 2012, we announced the sale of these businesses to MetLife, Inc. The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed in 2012. The assets and liabilities of these businesses have therefore been classified as held for sale at their expected disposal proceeds in the consolidated statement of financial position at 31 December 2011. The operations held for sale at 31 December 2010 related to our interest in the Taiwan joint venture, details of which are given in  note 15(a).

(d) Irish long-term business
Our Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited (‘ALHI’), which is 75% owned by Aviva and 25% owned by Allied Irish Bank (‘AIB’). ALHI holds two subsidiaries, one of which is Ark Life Assurance Company Limited (‘Ark’) which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified us that they did not wish to renew it and the existing shareholders’ agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark business became held for sale on that date. Any change in that company’s ownership is subject to regulatory approval in Ireland, so completion is not expected until later in 2012.
As a result of these events, we have tested the goodwill relating to ALHI’s life businesses, as well as the distribution agreement intangible asset, for impairment. This has resulted in charges of £120 million and £44 million respectively being made in the income statement.
The shareholders’ agreement with AIB specifies that calculation of the Ark exit value should be based on the embedded value of the business at 31 December 2011. This is estimated as £360 million, which is lower than its carrying value following the above impairments. As a result, a further charge to profit of £40 million has been recognised in 2011. The Irish business is currently reported within Europe in our segmental disclosures in note 4(a).
The obligation created by the put options over AIB’s minority share in ALHI has led to our recognition of a financial liability of  £205 million and an equal reduction in non-controlling interests within equity, as explained in note 34(b).

4 – Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the executive management team is accountable to the group chief executive for the operating segment for which he or she is responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments – UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, while UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the Group reinsurance result and the results of run-off agency business, and, for the period to its disposal on 30 September 2011, the RAC motor recovery business.

Aviva Europe
Activities reported in the Aviva Europe operating segment exclude operations in the UK and Delta Lloyd but include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

North America
Our activities in North America principally comprise our long-term business operation in the US and general insurance business operation in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea, Vietnam and Indonesia.

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

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’. Similarly, central core structural borrowings and certain tax balances are included in ‘Other Group activities’ in the segmental statement of financial position. Also included in ‘Other Group activities’ are consolidation and elimination adjustments.

Delta Lloyd and discontinued operations
The activities of Delta Lloyd comprise long-term business operations in the Netherlands and Belgium, and general insurance, fund management and banking operations in the Netherlands.
As described in note 3(b), on 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of that company up to 6 May 2011 are presented as discontinued operations. After this date, the Group ceased to consolidate Delta Lloyd. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown in the Delta Lloyd segment within continuing operations.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms. The Group evaluates performance of operating segments on the basis of:
(i)	profit or loss from operations before tax attributable to shareholders: and
(ii)
profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and economic assumption changes.

4 – Segmental information continued

(i) Segmental income statement for the year ended 31 December 2011

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Delta Lloyd £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	7,030	4,592	11,797	5,909	672	—	—	—	30,000	2,118	32,118
Premiums ceded to reinsurers	(692)	(185)	(514)	(195)	(89)	—	—	—	(1,675)	(73)	(1,748)
Internal reinsurance revenue	—	32	(19)	(11)	—	—	—	—	2	(2)	—
Net written premiums	6,338	4,439	11,264	5,703	583	—	—	—	28,327	2,043	30,370
Net change in provision for unearned premiums	(39)	(82)	(57)	(46)	(12)	—	—	—	(236)	(56)	(292)
Net earned premiums	6,299	4,357	11,207	5,657	571	—	—	—	28,091	1,987	30,078
Fee and commission income	374	198	522	48	9	328	—	—	1,479	97	1,576
	6,673	4,555	11,729	5,705	580	328	—	—	29,570	2,084	31,654
Net investment income	5,365	428	(1,638)	1,886	(36)	79	—	(93)	5,991	436	6,427
Inter-segment revenue	—	—	—	—	—	219	—	—	219	—	219
Share of profit of joint ventures and associates	(41)	—	—	—	(2)	4	(84)	—	(123)	28	(95)
Profit/(loss) on the disposal of subsidiaries and associates	—	528	50	—	—	23	(3)	(33)	565	(32)	533
Segmental income*	11,997	5,511	10,141	7,591	542	653	(87)	(126)	36,222	2,516	38,738
Claims and benefits paid, net of recoveries from reinsurers	(9,000)	(2,809)	(10,917)	(3,862)	(346)	—	—	—	(26,934)	(1,475)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,256)	(12)	109	(1,615)	44	—	—	—	(3,730)	(909)	(4,639)
Change in investment contract provisions	856	—	591	(86)	—	(137)	—	—	1,224	(94)	1,130
Change in unallocated divisible surplus	351	—	2,404	—	(34)	—	—	—	2,721	(19)	2,702
Amortisation of acquired value of in-force business on insurance contracts	(27)	—	(40)	(199)	(3)	—	—	—	(269)	(1)	(270)
Depreciation and other amortisation expense	(88)	(33)	(214)	(74)	(5)	(17)	—	—	(431)	(9)	(440)
Other operating expenses	(1,250)	(1,731)	(1,984)	(1,110)	(156)	(424)	—	(369)	(7,024)	(471)	(7,495)
Impairment losses**	—	(60)	(35)	(31)	—	(1)	—	—	(127)	(2)	(129)
Inter-segment expenses	(125)	(6)	(14)	(74)	—	—	—	—	(219)	—	(219)
Finance costs	(253)	(35)	(39)	(33)	—	(3)	—	(435)	(798)	(262)	(1,060)
Segmental expenses	(11,792)	(4,686)	(10,139)	(7,084)	(500)	(582)	—	(804)	(35,587)	(3,242)	(38,829)
Profit/(loss) before tax	205	825	2	507	42	71	(87)	(930)	635	(726)	(91)
Tax attributable to policyholders’ returns	196	—	(10)	—	(8)	—	—	—	178	—	178
Profit/(loss) before tax attributable to shareholders	401	825	(8)	507	34	71	(87)	(930)	813	(726)	87
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	(5)	32	8	—	2	—	(37)	—	—	—
Investment return variances and economic assumption changes on long-term business	435	—	442	(101)	20	—	—	—	796	820	1,616
Short-term fluctuation in return on investments backing non-long-term business	—	54	201	(64)	—	—	—	75	266	60	326
Economic assumption changes on general insurance and health business	—	85	1	4	—	—	—	—	90	—	90
Impairment of goodwill, associates and joint ventures	29	—	131	—	15	—	217	—	392	—	392
Amortisation and impairment of intangibles	23	9	63	65	1	10	—	—	171	5	176
(Profit)/loss on the disposal of subsidiaries and associates	—	(528)	(50)	—	—	(23)	3	33	(565)	32	(533)
Integration and restructuring costs	43	28	103	14	—	31	—	49	268	—	268
Exceptional items	—	35	22	—	—	—	—	—	57	—	57
Share of Delta Lloyd’s non-operating items (before tax), as an associate	—	—	—	—	—	—	(10)	—	(10)	—	(10)
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	—	—	—	34	—	34	—	34
Adjusted operating profit/(loss) before tax attributable to shareholders ***	931	503	937	433	70	91	157	(810)	2,312	191	2,503
*
Total reported income from continuing operations, excluding inter-segment revenue, is split United Kingdom £17,508 million, France £4,504 million, USA £5,290 million and Rest of the World £8,701 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £21 million and £nil respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC prior to its disposal.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

4 – Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2010

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,572	4,405	13,507	6,680	641	—	—	31,805	4,469	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(221)	(60)	—	—	(1,739)	(124)	(1,863)
Internal reinsurance revenue	—	37	(14)	(16)	(2)	—	—	5	(5)	—
Net written premiums	5,899	4,109	13,041	6,443	579	—	—	30,071	4,340	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	29	(6)	—	—	(73)	(2)	(75)
Net earned premiums	5,887	4,093	12,973	6,472	573	—	—	29,998	4,338	34,336
Fee and commission income	302	248	512	41	6	341	—	1,450	332	1,782
	6,189	4,341	13,485	6,513	579	341	—	31,448	4,670	36,118
Net investment income	10,945	424	3,961	2,223	211	171	814	18,749	3,244	21,993
Inter-segment revenue	—	—	—	—	—	214	—	214	—	214
Share of profit/(loss) of joint ventures and associates	128	—	(14)	—	33	3	(9)	141	(10)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	1	—	—	3	163	(4)	159
Segmental income*	17,390	4,770	17,458	8,737	823	729	808	50,715	7,900	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,069)	(463)	—	—	(24,918)	(4,234)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(3,020)	(215)	—	—	(6,608)	(569)	(7,177)
Change in investment contract provisions	(3,300)	—	(5,034)	(129)	—	(230)	—	(8,693)	(48)	(8,741)
Change in unallocated divisible surplus	(166)	—	478	—	50	—	—	362	(33)	329
Amortisation of acquired value of in-force business on insurance contracts	—	—	(43)	(115)	(4)	—	—	(162)	(12)	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(82)	(5)	(10)	—	(264)	(37)	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(834)	(140)	(425)	(1,101)	(7,496)	(1,226)	(8,722)
Impairment losses**	—	(3)	—	(81)	—	—	—	(84)	(123)	(207)
Inter-segment expenses	(125)	(2)	(16)	(71)	—	—	—	(214)	—	(214)
Finance costs	(193)	(38)	(18)	(27)	—	(3)	(420)	(699)	(723)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(8,428)	(777)	(668)	(1,521)	(48,776)	(7,005)	(55,781)
Profit/(loss) before tax	1,168	457	611	309	46	61	(713)	1,939	895	2,834
Tax attributable to policyholders’ returns	(384)	—	(3)	—	(7)	—	—	(394)	—	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	309	39	61	(713)	1,545	895	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	5	—	12	(271)	—	—	—
Investment return variances and economic assumption changes on long-term business	87	—	154	(10)	(12)	—	—	219	(1,010)	(791)
Short-term fluctuation in return on investments backing non-long-term business	—	(31)	47	(44)	—	—	227	199	44	243
Economic assumption changes on general insurance and health business	—	60	1	—	—	—	—	61	—	61
Impairment of goodwill, associates and joint ventures	4	—	9	—	1	—	9	23	1	24
Amortisation and impairment of intangibles	68	7	37	75	1	5	—	193	23	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	(1)	—	—	(3)	(163)	4	(159)
Integration and restructuring costs	41	35	61	32	2	30	24	225	18	243
Exceptional items	(99)	(157)	—	10	—	(11)	(19)	(276)	549	273
Adjusted operating profit/(loss) before tax attributable to shareholders ***	856	514	898	376	31	97	(746)	2,026	524	2,550
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

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £78 million and £nil million respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

4 – Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2009

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,086	4,239	12,936	6,413	534	—	—	30,208	4,482	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(231)	(77)	—	—	(2,442)	(134)	(2,576)
Internal reinsurance revenue	—	28	(13)	(6)	(2)	—	—	7	(7)	—
Net written premiums	4,775	3,912	12,455	6,176	455	—	—	27,773	4,341	32,114
Net change in provision for unearned premiums	2	607	(16)	(35)	(5)	—	—	553	6	559
Net earned premiums	4,777	4,519	12,439	6,141	450	—	—	28,326	4,347	32,673
Fee and commission income	261	272	558	55	121	296	—	1,563	226	1,789
	5,038	4,791	12,997	6,196	571	296	—	29,889	4,573	34,462
Net investment income	8,199	568	10,196	2,249	586	157	(45)	21,910	3,245	25,155
Inter-segment revenue	—	—	—	—	—	202	—	202	—	202
Share of (loss) of joint ventures and associates	(416)	—	(36)	—	(11)	—	—	(463)	(41)	(504)
Profit on the disposal of subsidiaries and associates	—	—	—	—	122	—	—	122	31	153
Segmental income*	12,821	5,359	23,157	8,445	1,268	655	(45)	51,660	7,808	59,468
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(4,110)	(279)	—	—	(23,982)	(3,567)	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(2,895)	(212)	—	—	(4,234)	(1,448)	(5,682)
Change in investment contract provisions	(4,008)	—	(6,451)	(128)	(148)	(211)	—	(10,946)	(239)	(11,185)
Change in unallocated divisible surplus	872	—	(2,280)	—	(71)	—	—	(1,479)	(68)	(1,547)
Amortisation of acquired value of in-force business on insurance contracts	(46)	—	(47)	(149)	(4)	—	—	(246)	(3)	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(77)	(6)	(5)	—	(265)	(35)	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(653)	(246)	(348)	(306)	(7,357)	(1,248)	(8,605)
Impairment losses**	—	(42)	(17)	(104)	—	—	—	(163)	(445)	(608)
Inter-segment expenses	(119)	(6)	(15)	(60)	(1)	—	(1)	(202)	—	(202)
Finance costs	(254)	(34)	(25)	(25)	—	—	(436)	(774)	(745)	(1,519)
Segmental expenses	(12,054)	(4,925)	(22,194)	(8,201)	(967)	(564)	(743)	(49,648)	(7,798)	(57,446)
Profit/(loss) before tax	767	434	963	244	301	91	(788)	2,012	10	2,022
Tax attributable to policyholders’ returns	(156)	—	(32)	—	(29)	—	—	(217)	—	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	244	272	91	(788)	1,795	10	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	10	—	1	(15)	—	—	—
Investment return variances and economic assumption changes on long-term business	83	—	(194)	(87)	(75)	—	—	(273)	348	75
Short-term fluctuation in return on investments backing non-long-term business	—	(62)	(92)	(79)	—	—	115	(118)	23	(95)
Economic assumption changes on general insurance and health business	—	(55)	2	(4)	—	—	—	(57)	—	(57)
Impairment of goodwill, associates and joint ventures	35	—	26	—	—	—	—	61	1	62
Amortisation and impairment of intangibles	3	18	31	69	2	2	—	125	19	144
(Profit) on the disposal of subsidiaries and associates	—	—	—	—	(122)	—	—	(122)	(31)	(153)
Integration and restructuring costs	89	114	64	—	—	21	(2)	286	—	286
Exceptional items	(163)	42	16	60	—	—	—	(45)	—	(45)
Adjusted operating profit/(loss) before tax attributable to shareholders ***	659	481	797	213	77	115	(690)	1,652	370	2,022
*
Total reported income, excluding inter-segment revenue, is split United Kingdom £18,256 million, France £12,890 million, USA £6,350 million, Rest of the World £13,962 million and discontinued operations £7,808 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £84 million and £nil million respectively.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

4 – Segmental information continued

(iv) Segmental statement of financial position as at 31 December 2011

	United Kingdom
	Life £m	GI £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Delta Lloyd £m	Other Group activities £m	Total £m
Goodwill	—	924	777	850	60	29	—	—	2,640
Acquired value of in-force business and intangible assets	204	67	967	728	11	44	—	—	2,021
Interests in, and loans to, joint ventures and associates	1,274	—	276	1	476	15	776	—	2,818
Property and equipment	228	42	82	133	9	16	—	—	510
Investment property	8,205	10	1,484	6	—	1,133	—	800	11,638
Loans	23,435	524	970	3,147	40	—	—	—	28,116
Financial investments	82,990	2,357	89,698	34,296	2,755	884	—	3,078	216,058
Deferred acquisition costs	1,439	529	558	2,224	5	—	—	—	4,755
Other assets	14,847	3,401	17,262	2,936	295	579	—	4,500	43,820
Total assets	132,622	7,854	112,074	44,321	3,651	2,700	776	8,378	312,376
Insurance liabilities
Long-term business and outstanding claims provisions	69,029	5,121	35,511	33,235	2,441	—	—	—	145,337
Unearned premiums	224	2,017	1,063	1,122	57	—	—	—	4,483
Other insurance liabilities	—	79	102	100	—	—	—	—	281
Liability for investment contracts	43,771	—	61,903	2,833	—	2,137	—	—	110,644
Unallocated divisible surplus	1,683	—	(1,104)	—	71	—	—	—	650
Net asset value attributable to unitholders	1,279	—	3,380	—	—	—	—	5,693	10,352
Borrowings	2,912	2	122	159	—	—	—	5,255	8,450
Other liabilities, including inter-segment liabilities	8,156	(3,638)	5,289	2,662	134	309	—	3,904	16,816
Total liabilities	127,054	3,581	106,266	40,111	2,703	2,446	—	14,852	297,013
Total equity									15,363
Total equity and liabilities									312,376
Capital expenditure (excluding business combinations)	55	78	27	29	5	20	—	—	214

External borrowings by holding companies within the Group which are not allocated to operating companies are included in ‘Other Group activities’.

(v) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	—	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	—	2,806
Interests in, and loans to, joint ventures and associates	1,603	—	315	323	1	381	14	—	2,637
Property and equipment	152	90	99	236	149	7	17	—	750
Investment property	8,121	37	1,382	2,043	6	—	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	—	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	—	—	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	—	—	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	—	—	4,855
Other insurance liabilities	—	69	111	61	100	2	—	—	343
Liability for investment contracts	44,350	—	65,020	3,220	2,929	—	2,268	—	117,787
Unallocated divisible surplus	2,010	—	1,243	138	—	37	—	—	3,428
Net asset value attributable to unitholders	991	—	4,231	678	—	—	—	3,132	9,032
External borrowings	2,796	—	127	6,574	178	—	—	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	—	584

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

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium-sized businesses for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability and medical expenses.

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

Other
Includes the RAC non-insurance operations (up to the disposal date of 30 September 2011), service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Delta Lloyd
In the products and services analysis, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown only within other activities within continuing operations.

4 – Segmental information continued

(i) Segmental income statement – products and services for the year ended 31 December 2011

	Long-term business £m	General insurance and health** £m	Fund manage- ment £m	Other £m	Total £m
Gross written premiums*	20,250	9,750	—	—	30,000
Premiums ceded to reinsurers	(1,085)	(588)	—	—	(1,673)
Net written premiums	19,165	9,162	—	—	28,327
Net change in provision for unearned premiums	—	(236)	—	—	(236)
Net earned premiums	19,165	8,926	—	—	28,091
Fee and commission income	715	54	377	333	1,479
	19,880	8,980	377	333	29,570
Net investment income/(expense)	5,469	725	4	(207)	5,991
Inter-segment revenue	—	—	227	—	227
Share of (loss) of joint ventures and associates	(10)	—	(2)	(111)	(123)
Profit/(loss) on the disposal of subsidiaries and associates	—	(28)	24	569	565
Segmental income	25,339	9,677	630	584	36,230
Claims and benefits paid, net of recoveries from reinsurers	(20,989)	(5,945)	—	—	(26,934)
Change in insurance liabilities, net of reinsurance	(3,727)	(3)	—	—	(3,730)
Change in investment contract provisions	1,224	—	—	—	1,224
Change in unallocated divisible surplus	2,721	—	—	—	2,721
Amortisation of acquired value of in-force business on insurance contracts	(269)	—	—	—	(269)
Depreciation and other amortisation expense	(332)	(19)	(16)	(64)	(431)
Other operating expenses	(2,714)	(2,994)	(483)	(833)	(7,024)
Impairment losses	(48)	(60)	—	(19)	(127)
Inter-segment expenses	(216)	(11)	—	—	(227)
Finance costs	(224)	(36)	(51)	(487)	(798)
Segmental expenses	(24,574)	(9,068)	(550)	(1,403)	(35,595)
Profit/(loss) before tax from continuing operations	765	609	80	(819)	635
Tax attributable to policyholder returns	178	—	—	—	178
Profit/(loss) before tax attributable to shareholders from continuing operations	943	609	80	(819)	813
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,180	326	19	(50)	1,475
Share of Delta Lloyd’s non-operating items (before tax), as an associate	—	—	—	(10)	(10)
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	34	34
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations ***	2,123	935	99	(845)	2,312
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations ***	185	1	11	(6)	191
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits ***	2,308	936	110	(851)	2,503
*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £243 million, of which £110 million relates to property and liability insurance and £133 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

4 – Segmental information continued

(ii) Segmental income statement – products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund manage- ment £m	Other £m	Total £m
Gross written premiums*	22,600	9,205	—	—	31,805
Premiums ceded to reinsurers	(1,051)	(683)	—	—	(1,734)
Net written premiums	21,549	8,522	—	—	30,071
Net change in provision for unearned premiums	—	(73)	—	—	(73)
Net earned premiums	21,549	8,449	—	—	29,998
Fee and commission income	624	94	389	343	1,450
	22,173	8,543	389	343	31,448
Net investment income	17,183	500	7	1,059	18,749
Inter-segment revenue	—	—	216	—	216
Share of profit/(loss) of joint ventures and associates	180	—	(5)	(34)	141
Profit on the disposal of subsidiaries and associates	130	1	—	32	163
Segmental income	39,666	9,044	607	1,400	50,717
Claims and benefits paid, net of recoveries from reinsurers	(18,909)	(6,009)	—	—	(24,918)
Change in insurance liabilities, net of reinsurance	(6,997)	389	—	—	(6,608)
Change in investment contract provisions	(8,693)	—	—	—	(8,693)
Change in unallocated divisible surplus	362	—	—	—	362
Amortisation of acquired value of in-force business in insurance contracts	(162)	—	—	—	(162)
Depreciation and other amortisation expense	(177)	(27)	(10)	(50)	(264)
Other operating expenses	(2,581)	(2,788)	(469)	(1,658)	(7,496)
Impairment losses	(82)	(3)	—	1	(84)
Inter-segment expenses	(206)	(8)	—	(2)	(216)
Finance costs	(155)	(48)	(65)	(431)	(699)
Segmental expenses	(37,600)	(8,494)	(544)	(2,140)	(48,778)
Profit/(loss) before tax from continuing operations	2,066	550	63	(740)	1,939
Tax attributable to policyholder returns	(394)	—	—	—	(394)
Profit/(loss) before tax attributable to shareholders from continuing operations	1,672	550	63	(740)	1,545
Adjusted for non-operating items	316	354	35	(224)	481
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations ***	1,988	904	98	(964)	2,026
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations ***	330	146	103	(55)	524
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits ***	2,318	1,050	201	(1,019)	2,550
*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

4 – Segmental information continued

(iii) Segmental income statement – products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund manage- ment £m	Other £m	Total £m
Gross written premiums*	21,499	8,709	—	—	30,208
Premiums ceded to reinsurers	(1,756)	(679)	—	—	(2,435)
Net written premiums	19,743	8,030	—	—	27,773
Net change in provision for unearned premiums	—	553	—	—	553
Net earned premiums	19,743	8,583	—	—	28,326
Fee and commission income	677	111	438	337	1,563
	20,420	8,694	438	337	29,889
Net investment income	20,889	1,052	5	(36)	21,910
Inter-segment revenue	—	—	189	—	189
Share of (loss)/profit of joint ventures and associates	(410)	3	(16)	(40)	(463)
(Loss)/profit on the disposal of subsidiaries and associates	(4)	—	—	126	122
Segmental income	40,895	9,749	616	387	51,647
Claims and benefits paid, net of recoveries from reinsurers	(17,615)	(6,367)	—	—	(23,982)
Change in insurance liabilities, net of reinsurance	(4,787)	553	—	—	(4,234)
Change in investment contract provisions	(10,946)	—	—	—	(10,496)
Change in unallocated divisible surplus	(1,479)	—	—	—	(1,479)
Amortisation of acquired value of in-force business in insurance contracts	(246)	—	—	—	(246)
Depreciation and other amortisation expense	(142)	(44)	(6)	(73)	(265)
Other operating expenses	(2,661)	(3,061)	(472)	(1,163)	(7,357)
Impairment losses	(119)	(45)	—	1	(163)
Inter-segment expenses	(178)	(11)	—	—	(189)
Finance costs	(227)	(42)	(58)	(447)	(774)
Segmental expenses	(38,400)	(9,017)	(536)	(1,682)	(49,635)
Profit/(loss) before tax from continuing operations	2,495	732	80	(1,295)	2,012
Tax attributable to policyholder returns	(217)	—	—	—	(217)
Profit/(loss) before tax attributable to shareholders from continuing operations	2,278	732	80	(1,295)	1,795
Adjusted for non-operating items from continuing operations	(668)	85	25	415	(143)
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations ***	1,610	817	105	(880)	1,652
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations ***	277	143	28	(78)	370
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits ***	1,887	960	133	(958)	2,022
*
Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £164 million, of which £8 million relates to property and liability insurance and £156 million relates to long-term business.

**	General insurance and health business segment includes gross written premiums of £841 million relating to health business. The remaining business relates to property and liability insurance.
#	Adjusted operating profit is a non-GAAP measure as defined in the Glossary.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary on page 316.

(iv) Segmental statement of financial position – products and services as at 31 December 2011

	Long- term business £m	General insurance and health £m	Fund manage- ment £m	Other* £m	Total £m
Goodwill	1,466	1,067	29	78	2,640
Acquired value of in-force business and intangible assets	1,742	145	44	90	2,021
Interests in, and loans to, joint ventures and associates	2,035	5	—	778	2,818
Property and equipment	395	34	16	65	510
Investment property	10,686	152	—	800	11,638
Loans	27,511	605	—	—	28,116
Financial investments	203,247	9,391	43	3,377	216,058
Deferred acquisition costs	3,755	986	14	—	4,755
Other assets	31,449	6,717	495	5,159	43,820
Total assets	282,286	19,102	641	10,347	312,376
Gross insurance liabilities	134,860	15,241	—	—	150,101
Gross liabilities for investment contracts	110,644	—	—	—	110,644
Unallocated divisible surplus	650	—	—	—	650
Net asset value attributable to unitholders	4,659	—	—	5,693	10,352
Borrowings	3,016	—	—	5,434	8,450
Other liabilities, including inter-segment liabilities	12,793	(3,170)	374	6,819	16,816
Total liabilities	266,622	12,071	374	17,946	297,013
Total equity					15,363
Total equity and liabilities					312,376
*	Aviva’s continuing associate interest in Delta Lloyd is included within ‘Other’.

4 – Segmental information continued

(v) Segmental statement of financial position – products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund manage- ment £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	—	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	—	428	13,064
Loans	28,596	664	—	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	—	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	—	—	177,700
Gross liabilities for investment contracts	117,787	—	—	—	117,787
Unallocated divisible surplus	3,428	—	—	—	3,428
Net asset value attributable to unitholders	5,892	8	—	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

5 – Details of income

This note gives further detail on the items appearing in the income section of the consolidated income statement.

Continuing operations	2011 £m	2010 £m	2009 £m
Gross written premiums (notes 4a & 4b)
Long-term:
Insurance contracts	15,671	15,455	13,880
Participating investment contracts	4,579	7,145	7,619
General insurance and health	9,750	9,205	8,709
	30,000	31,805	30,208
Less: premiums ceded to reinsurers (notes 4a & 4b)	(1,673)	(1,734)	(2,435)
Gross change in provision for unearned premiums (note 36e)	(189)	(43)	640
Reinsurers’ share of change in provision for unearned premiums (note 39c(iii))	(47)	(30)	(87)
Net change in provision for unearned premiums	(236)	(73)	553
Net earned premiums	28,091	29,998	28,326
Fee and commission income
Fee income from investment contract business	519	438	455
Fund management fee income	372	394	438
Other fee income	448	450	447
Reinsurance commissions receivable	71	110	163
Other commission income	54	56	54
Net change in deferred revenue	15	2	6
	1,479	1,450	1,563
Total revenue	29,570	31,448	29,889
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	6,122	5,922	6,268
From AFS investments and financial instruments at amortised cost	1,699	1,631	1,552
	7,821	7,553	7,820
Dividend income	1,630	1,324	1,432
Other income from investments designated as trading
Realised (losses)/gains on disposals	(517)	369	237
Unrealised gains and losses (policy I)
(Losses)/gains arising in the year	(449)	436	(472)
Losses/(gains) recognised in prior periods and now realised	517	(369)	(237)
	68	67	(709)
	(449)	436	(472)
Other income from investments designated as other than trading
Realised gains on disposals	1,746	1,296	(2,789)
Unrealised gains and losses (see policy I)
(Losses)/gains arising in the year	(3,849)	8,253	12,894
(Gains)/losses recognised previously and now realised	(1,746)	(1,296)	2,789
	(5,595)	6,957	15,683
	(3,849)	8,253	12,894
Realised gains and losses on AFS investments
Gains recognised previously as unrealised in equity (see policy R and note 32)	148	73	6

Net income from investment properties
Rent	690	780	763
Expenses relating to these properties	(39)	(22)	(17)
Realised gains on disposal	10	41	337
Fair value gains on investment properties (note 18)	148	464	(1,016)
	809	1,263	67
Realised gains/(losses) on loans	1	(1)	5
Foreign exchange gains and losses on investments other than trading	(12)	(52)	233
Other investment (expenses)	(108)	(100)	(75)
Net investment income	5,991	18,749	21,910
Share of (loss)/profit after tax of joint ventures (note 15a)	(38)	149	(409)
Share of (loss) after tax of associates	(85)	(18)	(54)
Share of (loss)/profit after tax of joint ventures and associates	(123)	141	(463)
Profit on disposal of subsidiaries and associates (note 3b)	565	163	122
Income from continuing operations	36,003	50,501	51,458
Income from discontinued operations	2,516	7,900	7,808
Total income	38,519	58,401	59,266

6 – Details of expenses

This note gives further detail on the items appearing in the expenses section of the consolidated income statement.

Continuing operations	2011 £m	2010 £m	2009 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	15,433	14,614	14,315
Participating investment contracts	6,343	4,981	4,016
Non-participating investment contracts	38	39	67
Claims and benefits paid to policyholders on general insurance and health business	6,264	6,381	6,672
	28,078	26,015	25,070
Less: Claim recoveries from reinsurers
Insurance contracts	(969)	(947)	(972)
Participating investment contracts	(175)	(150)	(116)
Claims and benefits paid, net of recoveries from reinsurers	26,934	24,918	23,982
Change in insurance liabilities
Change in insurance liabilities	4,024	5,727	4,381
Change in reinsurance asset for insurance provisions	(294)	881	(147)
Change in insurance liabilities, net of reinsurance	3,730	6,608	4,234
Change in investment contract provisions
Investment income allocated to investment contracts	(303)	3,839	5,068
Other changes in provisions
Participating investment contracts (note 37)	(776)	4,845	5,593
Non-participating investment contracts	(151)	2	(5,425)
Change in reinsurance asset for investment contract provisions	6	7	5,710
Change in investment contract provisions	(1,224)	8,693	10,946
Change in unallocated divisible surplus (note 41)	(2,721)	(362)	1,479
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,914	2,734	2,678
Change in deferred acquisition costs for insurance and participating investment contracts	(293)	(575)	(522)
Deferrable costs for non-participating investment contracts	68	141	112
Other acquisition costs	1,192	1,137	971
Change in deferred acquisition costs for non-participating investment contracts	46	(29)	(31)
Investment income attributable to unitholders	252	1,586	331
Reinsurance commissions and other fee and commission expense	375	439	414
	4,554	5,433	3,953
Other expenses
Other operating expenses
Staff costs (note 8)	1,280	1,236	1,308
Central costs and sharesave schemes	138	144	108
Depreciation (note 17)	57	64	101
Impairment loses on property and equipment (note 17)	—	—	2
Impairment of goodwill on subsidiaries (note 13a)	160	3	30
Amortisation of acquired value of in-force business on insurance contracts (note 14)	270	162	246
Amortisation of intangible assets (note 14)	165	179	122
Impairment of acquired value of in-force business (note 14)	7	—	13
Impairment of intangible assets (note 14)	49	16	12
Integration and restructuring costs (see below)	268	225	286
Exceptional items (see below)	—	(286)	776
Other expenses	761	837	844
	3,155	2,580	3,848
Impairments
Net impairment on loans	64	10	46
Net impairment on financial investments	21	76	101
Net impairment on receivables and other financial assets	33	(4)	1
Net impairment on non-financial assets	1	(1)	(1)
	119	81	147
Other net foreign exchange (gains)/losses	23	(88)	83
Finance costs (note 7)	798	699	774
Expenses from continuing operations	35,368	48,562	49,446
Expenses from discontinued operations	3,242	7,005	7,798
Total expenses	38,610	55,567	57,244

6 – Details of expenses continued

Integration and restructuring costs
Integration and restructuring costs were £268 million (2010: £225 million; 2009: £286 million). This includes costs associated with preparing the businesses for Solvency II implementation of £96 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to the Quantum Leap project in Europe of £51 million. Expenditure relating to other restructuring exercises across the Group amounted to £91 million.

Exceptional items
The table above includes exceptional items of £nil for the year ended 31 December 2011.

For the year ended 31 December 2010, exceptional items comprised a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.

For the year ended 31 December 2009, exceptional items were £776 million. This comprised:
■	£674 million as a result of the reattribution of the inherited estate: and
■	£102 million expense for the migration of all remaining local brands, except Delta Lloyd and RAC, to the single global Aviva brand, which was implemented over the two year period 2008 to 2009.

7 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 45) and similar charges.
Finance costs comprise:

Continuing operations	2011 £m	2010 £m	2009 £m
Interest expense on core structural borrowings
Subordinated debt	302	290	285
Long term senior debt	19	20	17
Commercial paper	3	1	13
	324	311	315
Interest expense on operational borrowings
Amounts owed to financial institutions	128	57	64
Securitised mortgage loan notes at fair value	88	88	89
	216	145	153
Interest on reinsurance deposits	4	8	12
Interest on collateral received	33	20	47
Net finance charge on pension schemes (note 44e(iv)) Unwind of discount on GI reserves	87 24	127 22	110 —
Other similar charges	110	66	137
Total finance costs from continuing operations	798	699	774
Total finance costs from discontinued operations	262	723	745
Total finance costs	1,060	1,422	1,519

8 – Employee information

This note shows where our staff are employed throughout the world, excluding staff employed by our joint ventures and associates, and analyses the total staff costs.

(a) Employee numbers
The number of persons employed by the Group was:

	At 31 December			Average for the year
Continuing operations	2011 Number	2010 Number	2009 Number	2011 Number	2010 Number
United Kingdom operations	17,620	20,762	21,663	20,126	21,166
Aviva Europe	9,644	9,797	9,741	9,721	9,506
North America	5,449	5,212	5,247	5,333	5,296
Asia Pacific	1,935	1,738	1,599	1,837	1,593
Aviva Investors	1,308	1,386	1,311	1,340	1,267
Corporate centre	606	525	469	567	504
Employees in continuing operations	36,562	39,420	40,030	38,924	39,332
Employees in discontinued operations	—	5,722	6,297	1,916	6,009
Total employee numbers	36,562	45,142	46,327	40,840	45,341

(b) Staff costs
Total staff costs were:

Continuing operations	2011 £m	2010 £m	2009 £m
Wages and salaries	1,541	1,531	1,520
Social security costs	225	212	221
Post-retirement obligations
Defined benefit schemes (note 44d)*	58	(219)	86
Defined contribution schemes (note 44d)	95	70	73
Profit sharing and incentive plans	156	140	98
Equity compensation plans (note 27d)	58	50	56
Termination benefits	22	14	68
Staff costs from continuing operations	2,155	1,798	2,122
Staff costs from discontinued operations	177	441	537
Total staff costs	2,332	2,239	2,659

Staff costs from continuing operations are charged within:

	2011 £m	2010 £m	2009 £m
Acquisition costs	644	620	491
Claims handling expenses	221	234	270
Central costs and sharesave schemes	10	(6)	53
Other operating expenses	1,280	1,236	1,308
Exceptional items*	—	(286)	—
Staff costs from continuing operations	2,155	1,798	2,122
Staff costs from discontinued operations	177	441	537
Total staff costs	2,332	2,239	2,659
*	The credit disclosed in exceptional items in 2010 arose from the £286 million gain on the closure of the UK schemes to future accrual, described in note 44(c).

9 – Auditors’ remuneration

This note shows the total remuneration payable by the Group to our auditors.
The total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to its principal auditors, Ernst & Young LLP, and its associates is shown below.

					2011
	Audit fees £m	Audit-related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP (E&Y LLP) for the statutory audit of the Aviva Group and Company financial statements	2.5	—	—	—	2.5
Fees payable to E&Y LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	12.8	—	—	—	12.8
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.9	—	—	—	0.9
Other services pursuant to legislation	2.7	—	—	—	2.7
Supplementary reporting	—	1.8	—	—	1.8
Tax services	—	—	0.2	—	0.2
All other fees:
Services relating to corporate finance transactions	—	0.9	—	—	0.9
Services relating to information technology	—	—	—	0.3	0.3
Other supplementary services	—	3.1	—	1.9	5.0
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	18.9	5.8	0.2	2.2	27.1
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	—	0.3	—	—	0.3
Additional fees related to prior year audit of Group companies classified as discontinued operations	1.1	—	—	—	1.1
	20.0	6.1	0.2	2.2	28.5

					2010
	Audit fees £m	Audit-related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to E&Y LLP for the statutory audit of the Aviva Group and Company financial statements	1.8	—	—	—	1.8
Fees payable to E&Y LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	11.2	—	—	—	11.2
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.6	—	—	—	0.6
Other services pursuant to legislation	2.5	—	—	—	2.5
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	1.8	—	—	1.8
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	—	—	0.5	0.5
Other supplementary services	—	2.5	—	0.2	2.7
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	16.1	4.4	0.1	0.7	21.3
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	2.5	0.9	—	0.9	4.3
	18.6	5.3	0.1	1.6	25.6

					2009
	Audit fees £m	Audit-related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to E&Y LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to E&Y LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	9.4	—	—	—	9.4
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	1.5	—	—	—	1.5
Other services pursuant to legislation	3.0	—	—	—	3.0
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	2.1	—	—	2.1
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	1.2	—	0.7	1.9
Other supplementary services	—	6.8	—	2.9	9.7
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	15.4	10.2	0.1	3.6	29.3
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	2.5	1.1	—	1.1	4.7
	17.9	11.3	0.1	4.7	34.0

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
Fees for corporate finance transactions in 2011 relates to work performed on the partial disposal of Delta Lloyd and the US subordinated debt issue.
The 2011 fees for Other supplementary services for continuing operations includes £0.5 million (2010: £0.4 million; 2009: £5.3 million) for assurance services in connection with the Group’s Financial Reporting Control Framework; £1.6 million (2010: £1.1 million; 2009: £1.2 million) for examination of the Group’s Individual Capital Assessment (ICA) and Economic Capital and £2.9 million (2010: £1.2 million; 2009: £3.2 million) for other services, which includes £0.9 million relating to two risk management effectiveness reviews.

10 – Tax

This note analyses the tax (credit)/charge for the year and explains the factors that affect it.

(a) Tax (credited)/charged to the income statement
(i)	The total tax (credit)/charge comprises:

Continuing operations	2011 £m	2010 £m	2009 £m
Current tax
For this year	539	583	560
Prior year adjustments	(16)	(44)	(159)
Total current tax from continuing operations	523	539	401
Deferred tax
Origination and reversal of temporary differences	(514)	280	301
Changes in tax rates or tax laws	(28)	(35)	2
Write-down/(back) of deferred tax assets	70	(67)	21
Total deferred tax from continuing operations	(472)	178	324
Total tax charged to income statement from continuing operations	51	717	725
Total tax (credited)/charged to income statement from discontinued operations	(202)	225	(18)
Total tax (credited)/charged to income statement	(151)	942	707

(ii)
The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to its disposal in 2009), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax (credit)/charge. The tax credit attributable to policyholders’ returns included in the credit above is £178 million(2010: £394 million charge; 2009: £217 million charge).

(iii)	The tax (credit)/charge can be analysed as follows:

	2011 £m	2010 £m	2009 £m
UK tax	(304)	447	225
Overseas tax	153	495	482
	(151)	942	707

(iv)
Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferredtax expense by £25 million and £108 million (2010: £34 million and £88 million; 2009: £59 million and £10 million), respectively.

(v)	Deferred tax (credited)/charged to the income statement represents movements on the following items:

Continuing operations	2011 £m	2010 £m	2009 £m
Long-term business technical provisions and other insurance items	939	42	(862)
Deferred acquisition costs	96	223	234
Unrealised (losses)/gains on investments	(1,265)	175	1,091
Pensions and other post-retirement obligations	2	23	(30)
Unused losses and tax credits	105	24	(231)
Subsidiaries, associates and joint ventures	1	2	7
Intangibles and additional value of in-force long-term business	(99)	(111)	(38)
Provisions and other temporary differences	(251)	(200)	153
Deferred tax (credited)/charged to income statement from continuing operations	(472)	178	324
Deferred tax (credited)/charged to income statement from discontinued operations	(41)	220	(70)
Total deferred tax (credited)/charged to income statement	(513)	398	254

10 – Tax continued

(b) Tax charged/(credited) to other comprehensive income
(i)	The total tax charge comprises:

	2011 £m	2010 £m	2009 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(88)	(29)	—
In respect of foreign exchange movements	(8)	(5)	—
	(96)	(34)	—
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	260	(3)	(23)
In respect of fair value gains on owner-occupied properties	(1)	2	—
In respect of unrealised gains on investments	98	151	199
	357	150	176
Tax charged to other comprehensive income arising from continuing operations	261	116	176
Tax (credited)/charged to other comprehensive income arising from discontinued operations	(3)	(4)	20
Total tax charged to other comprehensive income	258	112	196

(ii)	The tax charge attributable to policyholders’ returns included above is £nil(2010: £nil; 2009: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £16 million (2010: £17 million; 2009: £17 million), and is wholly in respect of coupon payments on direct capital instruments.

(d) Tax reconciliation
The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

			2011
	Shareholder £m	Policy- holder £m	Total £m
Total profit/(loss) before tax	87	(178)	(91)

Tax calculated at standard UK corporation tax rate of 26.5%	23	(47)	(24)
Reconciling items
Different basis of tax – policyholders	—	(129)	(129)
Adjustment to tax charge in respect of prior years	(25)	—	(25)
Non-assessable income	(60)	—	(60)
Non-taxable profit on sale of subsidiaries and associates	(135)	—	(135)
Disallowable expenses	215	—	215
Different local basis of tax on overseas profits	84	(2)	82
Change in future local statutory tax rates	(32)	—	(32)
Movement in deferred tax not recognised	(5)	—	(5)
Tax effect of profit from associates and joint ventures	(41)	—	(41)
Other	3	—	3
Total tax charged/(credited) to income statement	27	(178)	(151)

			2010
	Shareholder £m	Policy- holder £m	Total £m
Total profit before tax	2,440	394	2,834

Tax calculated at standard UK corporation tax rate of 28%	684	110	794
Reconciling items
Different basis of tax – policyholders	—	272	272
Adjustment to tax charge in respect of prior years	(28)	—	(28)
Non-assessable income	(93)	—	(93)
Non-taxable profit on sale of subsidiaries and associates	(44)	—	(44)
Disallowable expenses	142	—	142
Different local basis of tax on overseas profits	95	—	95
Change in future local statutory tax rates	(26)	—	(26)
Movement in deferred tax not recognised	(156)	—	(156)
Tax effect of profit from associates and joint ventures	(4)	—	(4)
Other	(22)	12	(10)
Total tax charged to income statement	548	394	942

10 – Tax continued

			2009
	Shareholder £m	Policy- holder £m	Total £m
Total profit before tax	1,805	217	2,022

Tax calculated at standard UK corporation tax rate of 28%	505	61	566
Reconciling items
Different basis of tax – policyholders	(52)	134	82
Adjustment to tax charge in respect of prior years	(113)	—	(113)
Non-assessable income	(105)	—	(105)
Non-taxable profit on sale of subsidiaries and associates	(44)	—	(44)
Disallowable expenses	279	—	279
Different local basis of tax on overseas profits	57	(7)	50
Movement in deferred tax not recognised	(46)	31	(15)
Tax effect of profit from associates and joint ventures	(3)	—	(3)
Other	12	(2)	10
Total tax charged to income statement	490	217	707

The tax (credit)/charge attributable to policyholders' returns is removed from the Group’s total (loss)/profit before tax in arriving at the Group’s profits before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group’s pre-tax (loss)/profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax (credit)/charge. The difference between the policyholder tax (credit)/charge and the impact of this item in the tax reconciliation can be explained as follows:

	2011 £m	2010 £m	2009 £m
Tax attributable to policyholder returns	(178)	394	217
UK corporation tax at a rate of 26.5% (2010: 28%; 2009: 28%) in respect of the policyholder tax deduction	47	(110)	(61)
Different local basis of tax on overseas profits	2	—	7
Movement in deferred tax not recognised	—	—	(31)
Other life insurance regime impacts	—	(12)	(52)
Other	—	—	2
Different basis of tax – policyholders per tax reconciliation	(129)	272	82

A reduction in the UK corporation tax rate from 28% to 26% was substantively enacted in March 2011 and was effective from  1 April 2011. A further reduction from 26% to 25% was substantively enacted in July 2011 and will be effective from 1 April  2012. Accordingly, these rates have been applied in the measurement of the Group’s deferred tax assets and liabilities as at  31 December 2011.
In addition, the Government announced its intention to further reduce the UK corporation tax rate to 24% from 1 April 2013 and to 23% from 1 April 2014. The aggregate impact of the proposed reductions from 25% to 23% would reduce the deferred tax assets and deferred tax liabilities by approximately £60 million.
Considerable changes to the regime for taxing UK life insurance companies will be made with effect from 1 January 2013. Draft legislation on this was included in the draft 2012 Finance Bill published on 6 December 2011, and consultation on the changes and the draft legislation has continued since then. Based on the draft legislation published in December 2011 and the continued consultation, it is not expected that these changes will have a material impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

11 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share
(i)	The profit attributable to ordinary shareholders is:

Continuing operations	2011	2010	2009
Profit before tax attributable to shareholders’ profits	847	1,545	1,795
Share of Delta Lloyd’s tax expense as an associate	(34)	—	—
Profit before tax	813	1,545	1,795
Tax attributable to shareholders’ profits	(229)	(323)	(508)
Profit for the year	584	1,222	1,287
Amount attributable to non-controlling interests	(41)	(117)	(200)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(43)	(42)	(44)
Profit attributable to ordinary shareholders from continuing operations	483	1,046	1,026
(Loss)/profit attributable to ordinary shareholders from discontinued operations	(318)	358	(2)
Profit attributable to ordinary shareholders	165	1,404	1,024

(ii)
The calculation of basic earnings per share uses a weighted average of 2,845 million (2010: 2,784 million; 2009: 2,705 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2011 was 2,906 million (2010: 2,820 million; 2009: 2,767 million) and 2,892 million (2010: 2,812 million; 2009: 2,749 million) excluding shares owned by the employee share trust.

(b) Diluted earnings per share
(i)	Diluted earnings per share are calculated as follows:

	2011			2010			2009
	Total £m	Weighted average number of shares million	Per share pence	Total £m	Weighted average number of shares million	Per share pence	Total £m	Weighted average number of shares million	Per share pence
Profit attributable to ordinary shareholders	483	2,845	17.0	1,046	2,784	37.6	1,026	2,705	37.9
Dilutive effect of share awards and options	—	50	(0.3)	—	47	(0.6)	—	25	(0.3)
Diluted earnings per share from continuing operations	483	2,895	16.7	1,046	2,831	37.0	1,026	2,730	37.6
(Loss)/profit attributable to ordinary shareholders	(318)	2,845	(11.2)	358	2,784	12.8	(2)	2,705	(0.1)
Dilutive effect of share awards and options	—	50	—	—	47	(0.2)	—	25	—
Diluted (loss)/profit per share from discontinued operations*	(318)	2,895	(11.2)	358	2,831	12.6	(2)	2,730	(0.1)
Diluted earnings per share	165	2,895	5.7	1,404	2,831	49.6	1,024	2,730	37.5
*
The effect of future share awards and options in the loss from discontinued operations is anti-dilutive, therefore the diluted earnings per share has been maintained at (11.2) pence for 2011 and (0.1) pence for 2009.

12 – Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 33.

	2011 £m	2010 £m	2009 £m
Ordinary dividends declared and charged to equity in the period
Final 2010 – 16.00 pence per share, paid on 17 May 2011	451	—	—
Final 2009 – 15.00 pence per share, paid on 17 May 2010	—	415	—
Final 2008 – 19.91 pence per share, paid on 15 May 2009	—	—	527
Interim 2011 – 10.00 pence per share, paid on 17 November 2011	287	—	—
Interim 2010 – 9.50 pence per share, paid on 17 November 2010	—	266	—
Interim 2009 – 9.00 pence per share, paid on 17 November 2009	—	—	248
	738	681	775
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments	58	59	61
	813	757	853

Subsequent to 31 December 2011, the directors proposed a final dividend for 2011 of 16.0 pence per ordinary share (2010: 16.0 pence; 2009: 15.0 pence), amounting to £465 million (2010: £451 million; 2009: £415 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2012 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2012.
Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 26.5% (2010: 28.0%; 2009: 28.0%).

13 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2011 £m	2010 £m
Gross amount
At 1 January	3,671	3,667
Acquisitions and additions (note 3a)	13	29
Fair value adjustments and movements in contingent consideration	—	(4)
Disposals	(284)	(4)
Deconsolidation of Delta Lloyd	(542)	—
Foreign exchange rate movements	(8)	(17)
At 31 December	2,850	3,671
Accumulated impairment
At 1 January	(280)	(286)
Impairment losses charged to expenses	(160)	(3)
Deconsolidation of Delta Lloyd	226	—
Foreign exchange rate movements	4	9
At 31 December	(210)	(280)
Carrying amount at 1 January	3,391	3,381
Carrying amount at 31 December	2,640	3,391

Goodwill impairment charges of £160 million have been recognised as expenses. Together with impairment charges of £15 million recognised in respect of goodwill within interests in joint ventures (note 15), the goodwill write down for the year was £175 million.
Goodwill disposed of during the year relates to the sale of the RAC business (see note 3(b)).
As described in note 3(b), the Group’s interest in Delta Lloyd was deconsolidated during the year, resulting in the derecognition of goodwill balances associated with this entity.

 (b) Goodwill allocation and impairment testing
A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 14)		Total
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
United Kingdom
Long-term business (see (i) below)	—	29	—	—	—	29
General insurance and health (see (ii) below)	924	1,208	—	201	924	1,409
Europe
France (long-term business) (see (iii) below)	—	—	52	53	52	53
Ireland
Long-term business (see (iv) below)	—	118	—	—	—	118
General insurance and health (see (v) below)	116	119	—	—	116	119
Italy
Long-term business (see (vi) below)	64	65	—	—	64	65
General insurance and health (see (vii) below)	44	56	—	—	44	56
Delta Lloyd	—	307	—	—	—	307
Spain (long-term business) (see (viii) below)	542	556	—	—	542	556
Other	11	12	—	—	11	12
North America
United States (long-term business) (see (ix) below)	800	795	—	—	800	795
United States (fund management)	29	28	—	—	29	28
Canada	50	44	—	—	50	44
Asia Pacific
Various	60	54	—	—	60	54
	2,640	3,391	52	254	2,692	3,645

As explained in accounting policy M, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. The tests led to impairment of goodwill of £160 million in 2011 (2010: £3 million).
Goodwill and intangibles with indefinite useful lives have been tested for impairment in these businesses as follows:

13 – Goodwill continued

United Kingdom
(i) Long-term business
As part of the annual review of goodwill, management have considered the recoverability of the goodwill balance associated with the two cash generating units representing the UK Creditor Life business and the UK Occupational Health business. As a result of deteriorating prospects for these businesses, management have concluded that the goodwill in these businesses is no longer recoverable and an impairment of £29 million has been recognised as an expense in the consolidated income statement during the year.

(ii) General insurance and health
The recoverable amount of the UK General Insurance and health business exceeds the carrying value of the cash-generating unit including goodwill.
The recoverable amount of the UK general insurance and health unit has been determined based on a value in use calculation.  The calculation uses cash flow projections based on business plans approved by management covering a three-year period. Cash  flows beyond that three-year period have been extrapolated using a steady 1.25% (2010: 2.5%) growth rate and a risk-adjusted discount rate of 8.2% (2010: 9.3%). This growth rate is set with regards to past experience and historical statistics of UK premium growth published by the Association of British Insurers.
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

Following its disposal, the RAC business no longer forms part of this cash-generating unit.

Europe
(i) Long-term business
The recoverable amount of long-term business cash-generating units in the Europe region, with the exception of France, was determined based on a value in use calculation. The first step of the test was to compare the carrying value of each cash-generating unit, including goodwill, to the MCEV of that cash-generating unit. If the MCEV is less than the carrying value of a cash generating unit, the present value of profits from expected new business for that cash-generating unit is considered. If the value of profits from expected new business for a cash-generating unit is expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.
For European long-term business cash-generating units, with the exception of France, a key assumption used for the calculation was the embedded value which represents the shareholder interest in the life business and is calculated in accordance with the MCEV principles. The embedded value is the total of the net worth and the value of the in-force life business.

(ii) General insurance, health and other
The recoverable amount of general insurance, health and other non-life cash-generating units in Europe was determined based on a value in use calculation. Value in use is calculated for each cash-generating unit using a discounted cash flow projection based on business plans and growth assumptions approved by management for each cash-generating unit and discounted at a risk discount rate appropriate for each cash-generating unit. If the cash flows are expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

(iii) France (long-term business)
The recoverable amount of the indefinite life intangible asset has been assessed based on the fair value less costs to sell of the cash-generating unit to which it relates. The fair value less costs to sell was determined based on the quoted market value of the share of interest in the subsidiary to which it relates. The fair value less costs to sell of the cash generating unit was greater than its carrying value, including indefinite life intangible assets.

(iv) Ireland (long-term business)
Following the announcement of the termination of Aviva Ireland’s bancassurance distribution contract (see note 3(d)), management have concluded that the goodwill associated with the Irish long-term business is not recoverable as a result of the reduction in expected volumes of future new business. A goodwill impairment loss of £120 million has therefore been recognised, reducing the carrying value of goodwill relating to this business to £nil.

13 – Goodwill continued

(v) Ireland (general insurance and health)
The recoverable amount of the Irish general insurance and health business exceeds the carrying value of the cash-generating unit, including goodwill.
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

■	Future cash flows are extrapolated beyond the three-year business plan period assuming 2% (2010: nil) growth for general insurance business and a nil growth rate for the health business; and
■	A risk-adjusted discount rate of 13.7% (2010: 10.8%).
The recoverable amount for the cash generating unit exceeds its carrying value by £6 million. An increase in the risk adjusted discount rate by 27 basis points would result in the recoverable amount being equal to the carrying value.

(vi) Italy (long-term business)
The recoverable amount calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.
Key assumptions (in addition to MCEV principles) used for the calculation were:
■
New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3% (2010: 3%); and
■
Risk-adjusted discount rate of 4.85% (2010: 6.5%) represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to calculate a present value of future cash flows.

The recovery of goodwill in the Italy long-term business is dependent on future performance being in line with current plans.  The future performance assumptions are inherently uncertain and dependant on local economic conditions.

(vii) Italy (non-life)
The recoverable amount exceeds the carrying value of the cash-generating units including goodwill.
Key assumptions used for the calculation were:
■
Budgeted adjusted operating profit for an initial three-year period represents the adjusted operating profit in the most recent business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Italian economy; and

■	Growth rate of 3% (2010: 3%) represents the rate used to extrapolate future cash flows beyond the business plan period; and
■	a risk-adjusted discount rate of 10.3% (2010: 10.8%).

As a result of this test, an impairment of £11 million has been recognised in respect of Aviva Assicurazioni Vita Spa. The impairment arose as a result of a reduction in management’s estimates for the future profitability of the business due to current economic circumstances.
The recoverable amount of the Avipop Assicurazioni cash-generating unit exceeds its carrying value by £1.3million. An adjustment to the discount rate used to calculate the present value of expected future profits of 100 basis points would result in the recoverable amount being equal to the carrying value.

13 – Goodwill continued

(viii) Spain (long-term business)
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

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3% (2010: 3%); and
■
Risk-adjusted discount rate of 5.3% (2010: 5.6%) represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to reach a present value.

In addition to estimating the recoverable value of the Spain cash-generating unit, management considered the terms of the contractual arrangements with bancassurance partners. Management further considered the range of outcomes from the ongoing re-organisation of the Caja market and insurance distribution arrangements mandated by the Spanish government, including ongoing arbitration with one of our bancassurance partners. Management concluded that, under a range of reasonably possible scenarios, the contractual terms support the recoverability of the carrying value of the cash-generating unit.

(ix) United States (long-term business)
The recoverable amount of the US long-term business exceeds the carrying value of the cash-generating unit including goodwill. The recoverable amount of the US long-term cash-generating unit has been determined based on a value in use calculation.
This calculation is an actuarially determined appraisal value and is based on an embedded value of the business (the total of the net worth of the life business and the value of the in-force business) together with the present value of expected profits from future new business.
Key assumptions used for the calculation were:
■	Embedded value represents the shareholder interest in the life business and is based on projected cash flows of the business including expected investment returns;
■	Risk-adjusted discount rate of 8% (2010: 8%) is used to calculate the embedded value;
■
New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

■
Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5% (2010: 3%) for life business and 3% (2010: 3%) for annuity business, which is set with regard to past experience in these markets; and

■
Risk-adjusted discount rate of 10% (2010: 10%) represents the rate used to discount expected profits from future new business. The discount rate includes an additional margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

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
Impairment tests for all cash-generating units have been performed using assumptions which management believe are reasonable. Except where specifically noted in the discussion of impairment testing above, given the magnitude of the excess of recoverable value over carrying amount in each case, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the recoverable value.

14 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on insurance contracts* £m	AVIF on investment contracts** £m	Other intangible assets with finite useful lives (c) £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2010	2,708	199	1,607	326	4,840
Additions	—	—	156	—	156
Acquisition of subsidiaries	88	115	31	—	234
Disposals	—	—	(27)	—	(27)
Liquidations	(25)	—	—	—	(25)
Movement in shadow adjustment	(80)	—	—	—	(80)
Transfers from property and equipment (note 17)	—	—	88	—	88
Foreign exchange rate movements	33	(6)	(13)	(3)	11
At 31 December 2010	2,724	308	1,842	323	5,197
Additions	—	—	151	—	151
Acquisition of subsidiaries (note (b))	—	—	3	—	3
Disposals	—	—	(63)	(204)	(267)
Movement in shadow adjustment	(123)	—	—	—	(123)
Deconsolidation of Delta Lloyd	(126)	—	(158)	—	(284)
Foreign exchange rate movements	(11)	(9)	(10)	(2)	(32)
At 31 December 2011	2,464	299	1,765	117	4,645
Accumulated amortisation
At 1 January 2010	(1,206)	(100)	(429)	—	(1,735)
Amortisation for the year	(174)	(17)	(180)	—	(371)
Disposals	—	—	6	—	6
Liquidations	25	—	—	—	25
Transfers from property and equipment (note 17)	—	—	(57)	—	(57)
Foreign exchange rate movements	(7)	4	(3)	—	(6)
At 31 December 2010	(1,362)	(113)	(663)	—	(2,138)
Amortisation for the year	(271)	(45)	(125)	—	(441)
Disposals	—	—	25	—	25
Deconsolidation of Delta Lloyd	98	—	117	—	215
Foreign exchange rate movements	—	3	(4)	—	(1)
At 31 December 2011	(1,535)	(155)	(650)	—	(2,340)
Accumulated impairment
At 1 January 2010	(108)	—	(67)	(70)	(245)
Disposals	—	—	12	—	12
Impairment losses charged to expenses	—	—	(21)	—	(21)
Foreign exchange rate movements	—	—	—	1	1
At 31 December 2010	(108)	—	(76)	(69)	(253)
Impairment losses charged to expenses (note (d))	(7)	—	(50)	—	(57)
Reversal of impairment losses	—	—	2	—	2
Disposals	2	—	9	3	14
Deconsolidation of Delta Lloyd	—	—	10	—	10
Foreign exchange rate movements	(1)	—	—	1	—
At 31 December 2011	(114)	—	(105)	(65)	(284)
Carrying amount
At 1 January 2010	1,394	99	1,111	256	2,860
At 31 December 2010	1,254	195	1,103	254	2,806
At 31 December 2011	815	144	1,010	52	2,021
*	On insurance and participating investment contracts.
**	On non-participating investment contracts.

(a)
Intangible assets with indefinite useful lives comprise the RAC brand (until disposal on 30 September 2011), and the value of  the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position  in, and the stability of, their respective markets support this classification. Impairment testing of these intangibles is covered in  note 13(b).

(b)	Acquisitions of intangible assets with finite lives relate to Canadian broker businesses.
(c)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.
(d)
Impairment losses on intangible assets with finite lives arise from the assessment of the recoverable amount of the Ireland long-term insurance business. The methods and assumptions used in this assessment are as discussed in note 13(b)(iv). This assessment resulted in an impairment of £44 million. Other impairments have arisen in the French long-term insurance business. Impairment losses in respect of AVIF on insurance contracts have arisen in the US long-term business.

15 – Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount
(i) The movements in the carrying amount comprised:

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2010	202	1,172	327	1,701
Share of results before tax	—	180	—	180
Share of tax	—	(15)	—	(15)
Share of results after tax	—	165	—	165
Impairment of goodwill	(9)	—	—	(9)
Amortisation of intangibles*	(7)	—	—	(7)
Share of profit/loss after tax	(16)	165	—	149
Acquisitions	—	13	—	13
Additions	—	212	64	276
Disposals and reduction in Group interests	—	(130)	—	(130)
Fair value gains taken to other comprehensive income	—	1	—	1
Loans repaid	—	—	(5)	(5)
Foreign exchange rate movements	1	13	(11)	3
At 31 December 2010	187	1,446	375	2,008
Less: Amounts classified as held for sale	—	(14)	—	(14)
	187	1,432	375	1,994
At 1 January 2011	187	1,446	375	2,008
Share of results before tax	—	(14)	—	(14)
Share of tax	—	(3)	—	(3)
Share of results after tax	—	(17)	—	(17)
Impairment of goodwill	(15)	—	—	(15)
Amortisation of intangibles*	(6)	—	—	(6)
Share of (loss) after tax	(21)	(17)	—	(38)
Acquisitions	—	12	—	12
Additions	—	59	18	77
Reclassification to subsidiary	—	—	(282)	(282)
Reduction in Group interest	—	(1)	—	(1)
Disposals	—	(37)	—	(37)
Share of gains taken to other comprehensive income	—	7	—	7
Loans repaid	—	—	(17)	(17)
Foreign exchange rate movements	(19)	(4)	6	(17)
At 31 December 2011	147	1,465	100	1,712
Less: Amounts classified as held for sale	—	(12)	—	(12)
	147	1,453	100	1,700
*	Comprises amortisation of AVIF on insurance contracts of £3 million (2010: £2 million) and other intangibles of £3 million (2010: £5 million).

During 2010, the Group’s Taiwan joint venture, First-Aviva Life Insurance Co., Ltd., was classified as held for sale following the decision of management to seek to dispose of the business. A sale of this business was not completed in 2011 and management have reviewed its classification as held for sale and determined that the classification remains appropriate. The disposal is expected to be completed within 12 months of the balance sheet date.
On 11 November 2010, the Group entered into a joint venture agreement with Vietnam Joint-stock Commercial Bank for Industry and Trade (‘Vietinbank’) to set up a green-field life insurance company, Vietinbank Aviva Life Insurance Limited. Regulatory approval was received in September 2011 and the company was capitalised on 4 October 2011. Aviva has a 49.99% shareholding in this joint venture, with an initial cost of £12 million. Other additions relate to Aviva-COFCO Life Insurance Co. Limited and property management undertakings. Disposals and reductions in Group interests relate to property management undertakings.

15 – Interests in, and loans to, joint ventures continued

The Group’s principal interests in property management joint ventures are listed below.

(ii) The balances at 31 December comprised:

2011	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,145	100	1,245
Long-term business undertakings	147	315	—	462
General insurance undertakings	—	5	—	5
Total	147	1,465	100	1,712

2010	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,195	375	1,570
Long-term business undertakings	187	246	—	433
General insurance undertakings	—	5	—	5
Total	187	1,446	375	2,008

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

(b) Property management undertakings
The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.00%	50.00%
Ashtenne Industrial Fund Limited Partnership	67.70%	37.43%
The Mall Limited Partnership	50.00%	50.52%
Queensgate Limited Partnership	50.00%	50.00%
Quercus Healthcare Property Partnership Limited	50.00%	28.34%
The Southgate Limited Partnership	50.00%	50.00%
20 Gracechurch Street Limited Partnership	50.00%	50.00%

All the above entities perform property ownership and management activities, and are incorporated and operate in the UK. All these investments are held by subsidiary entities.

(c) Long-term business undertakings
The principal joint ventures are as follows:

Company	Proportion held	Country of incorporation and operation
Aviva-COFCO Life Insurance Co. Limited	50.00%	China
AvivaSA Emeklilik ve Hayat A.S.	49.83%	Turkey
CIMB Aviva Assurance Berhad	49.00%	Malaysia
CIMB Aviva Takaful Berhad	49.00%	Malaysia
First-Aviva Life Insurance Co., Ltd.	49.00%	Taiwan
Vietinbank Aviva Life Insurance Limited	49.99%	Vietnam
Woori Aviva Life insurance Co. Ltd	47.31%	Korea

All investments in the above companies are unlisted and are held by subsidiaries, except for the shares in Aviva-COFCO Life Insurance Co. Limited which are held by the Company. The Group’s share of net assets of that company is £150 million (2010: £115 million) which have a fair value of £150 million (2010: £115 million).

15 – Interests in, and loans to, joint ventures continued

(d) Impairment testing
All interests in joint ventures have been tested for impairment but only the material items are detailed below.

(i) Aviva-COFCO Life Insurance Co. Limited
The Group’s investment in Aviva-COFCO Life Insurance Co. Limited has been tested for impairment by comparing its carrying value with its recoverable amount. The recoverable amount has been determined based on value in use calculations. This calculation is an actuarially determined appraisal value and is based on the MCEV embedded value of the business.
The key assumptions used in the test were the MCEV principles. The MCEV of Aviva-COFCO Life Insurance Co. Limited exceeds its carrying value.
Aviva-COFCO Life Insurance Co. Limited is a developing business and the recoverability of value is reliant on future projected growth being achieved. These projections are inherently uncertain and dependent on local economic conditions.

(ii) CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad
The Group’s investments in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts. The recoverable amounts for both the investments have been determined based on value in use calculations. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amounts exceed the carrying values of both the investments.
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
■
The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 13.9% (2010: 13.8%); and

■	New sales beyond the three-year period have been extrapolated using a growth rate of 10% (2010: 10%).

CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad are developing businesses and the recoverability of value is reliant on the achievement of future projected growth. These projections are inherently uncertain and dependent on local economic conditions.

(iii) AvivaSA Emeklilik ve Hayat A.S.
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
Key assumptions used for the calculation were:
■
Embedded value represents the shareholder interest in the life business and is calculated in accordance with the MCEV principles. The embedded value is the total of the net worth of the life business and the value of the in-force business.

■
New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management.

■	Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 4% (2010: 3%).
■
Risk adjusted discount rate of 12.8% (2010: 14.6%) represents the rate used to discount expected profits from future new business. The discount rate reflects a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

15 – Interests in, and loans to, joint ventures continued

(iv) Woori Aviva Life insurance Co. Ltd
The Group’s investment in Woori Aviva Life Insurance Co. Ltd has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount. The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.
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
■
The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 13.6% (2010: 14.6%); and

■	New sales beyond the three-year period have been extrapolated using a growth rate of 4% (2010: 8%).
As a result of this test, an impairment of £15 million has been recognised in the income statement. Increases in the carrying value  of the associate were not matched by increases in the recoverable amount calculated.
Woori Aviva Life Insurance Co. Ltd is a developing business and the recoverability of value is reliant on the achievement of future projected growth. These projections are inherently uncertain and dependent on local economic conditions.

(e) Additional information
Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2011 £m	2010 £m
Income, including unrealised gains/(losses) on investments	763	910
Expenses	(777)	(730)
Share of results before tax	(14)	180
Long-term assets	1,831	1,914
Current assets	2,534	2,359
Share of total assets	4,365	4,273
Long-term liabilities	(1,634)	(1,466)
Current liabilities	(1,266)	(1,361)
Share of total liabilities	(2,900)	(2,827)
Share of net assets	1,465	1,446

The joint ventures have no significant contingent liabilities to which the Group is exposed. The Group has capital commitments to property management joint ventures of £258 million (2010: £45 million).

16 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2010	385	893	3	1,281
Share of results before tax	—	16	—	16
Share of tax	—	(4)	—	(4)
Share of results after tax	—	12	—	12
Impairment of goodwill and intangibles*	(22)	—	—	(22)
Amortisation of acquired value of in-force business	(8)	—	—	(8)
Share of (loss)/profit after tax	(30)	12	—	(18)
Additions	32	91	—	123
Disposals	(305)	(317)	(2)	(624)
Fair value losses taken to other comprehensive income	—	(27)	—	(27)
Dividends received	—	(63)	—	(63)
Reclassification to financial investments	—	(9)	—	(9)
Foreign exchange rate movements	(2)	(17)	(1)	(20)
Movements in carrying amount	(305)	(330)	(3)	(638)
At 31 December 2010	80	563	—	643
Share of results before tax	—	196	—	196
Share of tax	—	(36)	—	(36)
Share of results after tax	—	160	—	160
Impairment	—	(217)	—	(217)
Share of loss after tax	—	(57)	—	(57)
Acquisitions (see (i) below)	—	1,116	—	1,116
Additions (see (ii) below)	35	—	—	35
Reduction in Group interests	—	(3)	—	(3)
Share of losses taken to other comprehensive income	—	(143)	—	(143)
Dividends received	—	(71)	—	(71)
Deconsolidation of Delta Lloyd (see (i) below)	—	(359)	—	(359)
Foreign exchange rate movements	—	(43)	—	(43)
Movements in carrying amount	35	440	—	475
At 31 December 2011	115	1,003	—	1,118
* 2010 includes impairment of £10 million.

(i) Change in status of Delta Lloyd
As described in note 3(b), the Group’s shareholding in Delta Lloyd N.V. (‘Delta Lloyd’) was reduced to 42.7%, representing 40% of shareholder voting rights, following the sale of shares on 6 May 2011. This transaction was recognised as the deconsolidation of a subsidiary and the acquisition of an associate. The Group’s interest in Delta Lloyd has since been diluted to 41.91% through its offering of scrip dividends which we did not take up (shows as ‘reduction in Group interests’ above). Associates held by Delta Lloyd itself, previously recognised through its consolidation, were included in the deconsolidation and incorporated into the acquisition value of Delta Lloyd as an associate.

(ii) Additions
Additions in 2011 relate to the Group’s Indian associate.

(b) Principal associates
The principal associates included above are:

Company	Type of business	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	26.00%	India
Delta Lloyd N.V.	Financial Services	41.91%	Netherlands

The Group controls 39.3% of the shareholder voting rights in Delta Lloyd.
All investments in principal associates are held by subsidiaries. With the exception of Delta Lloyd, all are unlisted. Delta Lloyd is listed on NYSE Euronext Amsterdam and the quoted value of the Group’s investment in this company at 31 December 2011 was £776 million.

16 – Interests in, and loans to, associates continued

(c) Additional information
Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	Delta Lloyd £m	Other £m	2011 total £m	2010 total* £m
Share of revenues	2,139	105	2,244	163
Share of results before tax	167	29	196	16
Share of assets	25,491	466	25,957	803
Share of liabilities	(24,715)	(239)	(24,954)	(240)
Share of net assets	776	227	1,003	563
*	As Delta Lloyd only became an associate in May 2011, the 2010 comparatives relate to other companies.

The Group’s share of associated companies’ contingent liabilities amounted to £173 million at 31 December 2011. There were no significant contingent liabilities to which the Group was exposed in 2010.

(d) Impairment testing
All interests in associates have been tested for impairment but only the material items are detailed below.

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

	(iii)	New sales beyond the three-year period have been extrapolated using an implied growth rate of 3.2% (2010: 14% for seven years and 10% thereafter).
■	The embedded value for existing business was derived using risk free rates;
■
The value in use was derived as the sum of the embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 18.4% (2010: 17.3%); and

Aviva Life Insurance Company India Limited is a developing business and the recoverability of value is reliant on the achievement of future projected growth. In addition, local regulatory changes have resulted in changes to the types of product that can be sold. The growth projections are inherently uncertain and dependent on local economic and regulatory conditions.

(ii) Delta Lloyd N.V.
The recoverable amount of Delta Lloyd N.V. has been determined based on fair value less costs to sell. The fair value has been calculated based on the market price of ordinary shares of Delta Lloyd N.V. quoted on NYSE Euronext Amsterdam as at 31 December 2011. As a result of this test an impairment of £217 million has been recognised in respect of the associate, reducing its carrying amount to fair value.

17 – Property and equipment

This note analyses our tangible fixed assets, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner- occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2010	94	420	10	797	427	1,748
Additions	122	19	1	25	58	225
Disposals	(5)	(35)	(2)	(27)	(52)	(121)
Transfers from/(to) investment property (note 18)	(1)	2	—	—	—	1
Transfers to intangibles (note 14)	—	—	—	(69)	(19)	(88)
Transfers	(87)	87	—	—	—	—
Fair value losses (see below)	—	(42)	—	—	—	(42)
Foreign exchange rate movements	3	(11)	—	(3)	(5)	(16)
At 31 December 2010	126	440	9	723	409	1,707
Additions	45	—	1	38	20	104
Disposals	—	(44)	(3)	(66)	(51)	(164)
Transfers from/(to) investment property (note 18)	—	(1)	—	—	—	(1)
Fair value gains	32	—	—	—	—	32
Deconsolidation of Delta Lloyd	(29)	(184)	—	(63)	(128)	(404)
Foreign exchange rate movements	1	4	—	(2)	(3)	—
At 31 December 2011	175	215	7	630	247	1,274
Depreciation and impairment
At 1 January 2010	—	(4)	(7)	(677)	(306)	(994)
Charge for the year	—	—	(1)	(47)	(29)	(77)
Disposals	—	4	—	22	22	48
Transfers to intangibles (note 14)	—	—	—	57	—	57
Impairment losses charged to restructuring costs	—	—	—	—	(3)	(3)
Foreign exchange rate movements	—	—	1	5	6	12
At 31 December 2010	—	—	(7)	(640)	(310)	(957)
Charge for the year	—	—	(1)	(36)	(24)	(61)
Disposals	—	—	2	52	35	89
Deconsolidation of Delta Lloyd	—	—	—	54	108	162
Foreign exchange rate movements	—	—	1	3	(1)	3
At 31 December 2011	—	—	(5)	(567)	(192)	(764)

Carrying amount
At 31 December 2010	126	440	2	83	99	750
At 31 December 2011	175	215	2	63	55	510

Fair value gains of £2 million (2010: £46 million loss) have been charged to other comprehensive income, with the net reversal  of losses previously charged to the income statement now being credited there.
Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment, on the basis of existing use value and in accordance with UK Practice Statement 1.3, is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.
Similar considerations apply to properties under construction, where an estimate is made of valuation when complete, adjusted  for anticipated costs to completion, profit and risk, reflecting market conditions at the valuation date.
Our West Des Moines office in the United States was only completed and occupied in 2010, so it is held at its construction cost of £87 million until the next valuation in 2013.
If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £189 million (2010: £347 million).
The Group has no material finance leases for property and equipment.

18 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January 2010	10,757	1,673	12,430
Additions	800	278	1,078
Capitalised expenditure on existing properties	35	13	48
Fair value gains	336	85	421
Disposals	(610)	(215)	(825)
Transfers (to)/from property and equipment (note 17)	(2)	1	(1)
Foreign exchange rate movements	(75)	(12)	(87)
At 31 December 2010	11,241	1,823	13,064
Additions	1,107	85	1,192
Capitalised expenditure on existing properties	52	9	61
Fair value gains	92	6	98
Disposals	(694)	(17)	(711)
Transfers (to)/from property and equipment (note 17)	1	—	1
Deconsolidation of Delta Lloyd	(2,015)	(116)	(2,131)
Foreign exchange rate movements	64	—	64
At 31 December 2011	9,848	1,790	11,638

Investment properties are stated at their market values as assessed by qualified external valuers. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties.
The fair value of investment properties leased to third parties under operating leases at 31 December 2011 was £11,552 million (2010: £12,924 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 49(b)(i).

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

■
Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks and default rates).

■	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Examples of these are securities measured using discounted cash flow models based on market observable swap yields, and listed  debt or equity securities in a market that is inactive. Valuations, whether sourced from internal models or third parties, incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk  for each issuer, based on observed market transactions. To the extent observed market spreads are either not used in valuing a security, or do not fully reflect liquidity risk, our valuation methodology, whether sourced from internal models or third parties,  reflects a liquidity premium.

19 – Fair value methodology continued

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
The majority of the Group’s financial assets and certain financial liabilities are valued based on quoted market information or observable market data. A small percentage (4.8%) of total financial assets recorded at fair value are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible.
Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Fair value hierarchy analysis
An analysis of financial assets and liabilities according to fair value hierarchy is given below:

							2011
		Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 22 and 20)
Loans	—	18,486	—	18,486	9,630	—	28,116
Fixed maturity securities	103,183	42,222	7,940	153,345	—	(93)	153,252
Equity securities	31,556	644	483	32,683	—	(37)	32,646
Other investments (including derivatives)	21,902	5,530	2,945	30,377	—	(217)	30,160
Total	156,641	66,882	11,368	234,891	9,630	(347)	244,174
Financial liabilities
Non-participating investments contracts (note 37)	42,523	1,219	248	43,990	1,669	—	45,659
Borrowings (note 45)	—	1,306	—	1,306	7,144	—	8,450
Derivative liabilities (note 46)	446	1,360	44	1,850	—	—	1,850
Total	42,969	3,885	292	47,146	8,813	—	55,959

Discussion on the valuation techniques applied to value financial liabilities carried at fair value is included in the relevant footnote disclosure for the financial liability.
For the year to 31 December 2011, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £2.2 billion (2010: £517 million), and £9 million (2010: £289 million) from Level 2 to Level 1. The transfers from Level 1 to Level 2 arose primarily in France (£1.9 billion) and the UK (£0.3 billion) as a result of changes in the level of activity and environment in the markets from which prices are sourced.
For the year to 31 December 2011, there were no transfers of financial liabilities between fair value hierarchy levels (2010: £2,305 million of borrowings moved from Level 2 to Level 1).

19 – Fair value methodology continued

							2010
		Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 22 and 20)
Loans	—	21,028	—	21,028	22,046	—	43,074
Fixed maturity securities	116,577	42,196	8,709	167,482	—	—	167,482
Equity securities	43,455	4,649	972	49,076	—	—	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	—	—	36,730
Total	190,014	71,953	12,349	274,316	22,046	—	296,362
Financial liabilities
Non-participating investments contracts (note 37)	44,795	1,131	199	46,125	2,180	—	48,305
Borrowings (note 45)	2,305	2,385	—	4,690	10,259	—	14,949
Derivative liabilities (note 46)	147	2,226	9	2,382	—	—	2,382
Total	47,247	5,742	208	53,197	12,439	—	65,636

(c) Further information on Level 3 financial instruments
(i) The tables below show movements in the Level 3 financial assets and liabilities measured at fair value.

					2011
	Fixed maturity securities £m	Equity securities £m	Other invest-ments £m	Financial invest-ments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	8,709	972	2,668	12,349	208
Total net (losses)/gains recognised in the income statement	(466)	(35)	114	(387)	5
Total net gains/ (losses) recognised in other comprehensive income	33	—	(10)	23	—
Purchases	876	85	680	1,641	30
Issuances	—	—	1	1	46
Disposals	(960)	(12)	(582)	(1,554)	—
Transfers into Level 3	167	6	119	292	—
Transfers out of Level 3	(234)	(3)	(24)	(261)	—
Deconsolidation of Delta Lloyd	(1)	(518)	—	(519)	—
Foreign exchange rate movements	(184)	(12)	(21)	(217)	3
Balance at 31 December	7,940	483	2,945	11,368	292

Total net losses recognised in the income statement in the year amounted to £387 million (2010: £247 million net gains). Included in this balance are £354 million net losses (2010: £280 million net gains) attributable to assets still held at the end of the year.

					2010
	Fixed maturity securities £m	Equity securities £m	Other invest-ments £m	Financial invest-ments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	9,139	844	1,327	11,310	176
Total net gains recognised in the income statement	64	6	177	247	—
Total net gains recognised in other comprehensive income	73	50	—	123	—
Purchases	1,279	11	1,031	2,321	—
Issuances	—	—	—	—	31
Disposals	(636)	(75)	(140)	(851)	(5)
Transfers into Level 3	300	165	289	754	—
Transfers out of Level 3	(1,296)	(3)	(2)	(1,301)	—
Foreign exchange rate movements	(214)	(26)	(14)	(254)	6
Balance at 31 December	8,709	972	2,668	12,349	208

The Group assesses the fair value hierarchy of its financial investments biannually at 30 June and 31 December. Transfers between fair value hierarchy levels are deemed to have occurred at the assessment date.
Transfers into and out of Level 3 for the year arose for the following reasons:
■	Changes in the market observability of valuation inputs.
■	Changes in the market observability of inputs used to validate valuations.
■	Significant differences between third-party prices used for valuations and validation prices either sourced from third parties or internal models.

19 – Fair value methodology continued

The transfers into and out of Level 3 in 2011 are spread across our businesses in the UK, Italy, the US and France and across a number of asset classes, with no single business or asset class predominating. There are a variety of reasons for these transfers, including change in market activity in valuation inputs, transparency of valuation inputs from third-party pricing sources and matching between internal model valuations and broker quotes.
Of the £387 million net losses (2010: £247 million net gains) recognised in the income statement during the year, a £390 million loss (2010: £252 million gain) is recognised in net investment income and a £3 million gain (2010: £5 million loss) relates to impairments and is included in other expenses.

(ii)	The principal investments classified as Level 3, and the valuation techniques applied to them, are:
■
Structured bond-type products held by our business in France amounting to £6.1 billion, for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2011, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.

■
Notes issued by loan partnerships held by our UK Life business amounting to £1.2 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In 2011, there were insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price. In addition, our UK Life business owns part of the residual equity interest in these loan partnerships valued at £0.2 billion according to net asset values, which are not considered market observable, resulting in a Level 3 classification.

■
Private equity investment funds amounting to £1.5 billion, of which £0.9 billion is held by our UK business. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw-downs and distributions between the date of the report and the balance sheet date and the fund manager’s carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.

■
External hedge funds held principally by businesses in the UK, the US and France amounting to £1.3 billion. Valuations received from fund managers are based on net asset values. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.

■
Certain strategic interests in banking partners held by our Italian business amounting to £0.3 billion. Valuations are based  on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

■	Other Level 3 investments amount to £0.8 billion and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

(iii)  Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. 99% (2010: 95%) of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:
■
For third-party valuations validated against internally modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.

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

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £3.8 billion of the Group’s Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value in the range of £114 million positive impact and £114 million adverse impact.
Of the £7.6 billion Level 3 investments for which sensitivity analysis is not provided, £0.3 billion and £6.4 billion relate to investments held in unit-linked and participating funds respectively in Italy and France. For these products, investment risk is predominantly borne by policyholders and therefore shareholder profit before tax is insensitive to reasonable changes in fair value  of these investments. Level 3 investments backing non-linked shareholder-backed business, for which no sensitivity analysis is  provided, amount to only £0.7 billion. A 10% change in valuation of these investments would reduce shareholder profit before  tax by £74 million.

20 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts
The carrying amounts of loans at 31 December 2011 and 2010 were as follows:

			2011			2010
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	3	1,465	1,468	180	1,574	1,754
Loans to banks	—	4,988	4,988	—	5,683	5,683
Securitised mortgage loans (see note 21)
UK	2,154	—	2,154	1,912	—	1,912
Netherlands	—	—	—	5,249	1,155	6,404
	2,154	—	2,154	7,161	1,155	8,316
Non-securitised mortgage loans	16,329	2,905	19,234	13,687	9,750	23,437
Loans and advances to bank customers	—	—	—	—	2,023	2,023
Loans to brokers and other intermediaries	—	96	96	—	100	100
Other loans	—	176	176	—	1,761	1,761
Total	18,486	9,630	28,116	21,028	22,046	43,074

Loans to banks include cash collateral received under stock lending arrangements (see note 22(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 46).
Of the above loans, £21,626 million (2010: £35,581 million) is expected to be recovered more than one year after the statement of financial position date.

Loans at fair value
Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 19.
The change in fair value of these loans during the year, attributable to a change in credit risk, was a loss of £239 million (2010: £85 million loss). The cumulative change attributable to changes in credit risk to 31 December 2011 was a loss of £689 million (2010: £400 million loss).
Non-securitised mortgage loans include £501 million (2010: £215 million) relating to UK primary healthcare and PFI businesses which are secured against General Practitioner premises, other primary health-related premises or schools leased to government bodies. For all such loans, government support is provided through reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Loans at amortised cost
The fair value of these loans at 31 December 2011 was £9,532 million (2010: £21,784 million).

20 – Loans continued

(b) Analysis of loans carried at amortised cost

			2011			2010
	Amortised cost £m	Impairment £m	Carrying value £m	Amortised cost £m	Impairment £m	Carrying value £m
Policy loans	1,465	—	1,465	1,574	—	1,574
Loans to banks	4,988	—	4,988	5,683	—	5,683
Securitised mortgage loans	—	—	—	1,156	(1)	1,155
Non-securitised mortgage loans	2,995	(90)	2,905	9,846	(96)	9,750
Loans and advances to bank customers	—	—	—	2,064	(41)	2,023
Loans to brokers and other intermediaries	96	—	96	100	—	100
Other loans	180	(4)	176	1,764	(3)	1,761
Total	9,724	(94)	9,630	22,187	(141)	22,046

The movements in the impairment provisions on these loans for the years ended 31 December 2010 and 2011 were as follows:

	2011 £m	2010 £m
At 1 January	(141)	(148)
Increase during the year	(66)	(28)
Write back following sale or reimbursement	2	17
Write back following recovery in value	39	6
Deconsolidation of Delta Lloyd	72	—
Foreign exchange movements	—	1
Other movements	—	11
At 31 December	(94)	(141)

(c) Collateral
The Group holds collateral in respect of loans where it is considered appropriate in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy for the majority of the loan balances above. In all other situations, the collateral must be in a readily realisable form, such as listed securities, and is held in segregated accounts. Transfer of title for the collateral received always occurs in such cases, although no market risk or benefit is taken. In the event of a default, the Group is able to sell or repledge the collateral.
The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £4,601 million (2010: £4,542 million). No collateral was actually sold or repledged in the absence of default during the year (2010: £nil).

21 – Securitised mortgages and related assets

The Group, in our UK Life and (prior to its deconsolidation) Dutch businesses, has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings. This note gives details of the relevant transactions.

(a) Description of current arrangements
In a UK long-term business subsidiary, Aviva Equity Release UK Limited (AER), the beneficial interest in certain portfolios of lifetime mortgages has been transferred to five special purpose securitisation companies (the ERF companies), in return for initial consideration and, at later dates, deferred consideration. The deferred consideration represents receipts accrued within the ERF companies after meeting all their obligations to the note holders, loan providers and other third parties in the priority of payments. The purchases of the mortgages were funded by the issue of fixed and floating rate notes by the ERF companies.
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

(b) Carrying values
The following table summarises the securitisation arrangements:

		2011		2010
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
UK
Securitised mortgage loans
At fair value (note 20)	2,154	(1,486)	1,912	(1,464)
Other securitisation assets/(liabilities)	191	(859)	130	(578)
	2,345	(2,345)	2,042	(2,042)
Delta Lloyd
Securitised mortgage loans
At fair value (note 20)	—	—	5,249	(4,216)
At amortised cost (note 20)	—	—	1,155	(1,924)
	—	—	6,404	(6,140)
Other securitisation assets/(liabilities)	—	—	—	(264)
	2,345	(2,345)	6,404	(6,404)

Loan notes held by third parties are as follows:

		2011		2010
	UK £m	Delta Lloyd £m	UK £m	Delta Lloyd £m
Total loan notes issued, as above	1,486	—	1,464	6,140
Less: Loan notes held by Group companies	(180)	—	(176)	(1,095)
Loan notes held by third parties (note 45c)	1,306	—	1,288	5,045

22 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount
Financial investments comprise:

	2011				2010
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	115	18,129	—	18,244	—	17,447	—	17,447
UK local authorities	—	18	—	18	—	16	—	16
Non-UK government (note (e))	—	39,686	1,888	41,574	11	47,843	2,666	50,520
Corporate bonds
Public utilities	—	6,064	2,951	9,015	—	5,849	2,518	8,367
Other corporate	—	54,602	19,991	74,593	6	61,988	17,123	79,117
Convertibles and bonds with warrants attached	—	418	17	435	—	583	—	583
Other	—	3,371	4,168	7,539	14	3,614	4,928	8,556
	115	122,288	29,015	151,418	31	137,340	27,235	164,606
Certificates of deposit	100	1,822	—	1,922	80	2,590	24	2,694
Redeemable preference shares	—	—	5	5	—	178	4	182
	215	124,110	29,020	153,345	111	140,108	27,263	167,482
Equity securities
Ordinary shares
Public utilities	—	4,133	—	4,133	—	4,108	—	4,108
Banks, trusts and insurance companies	—	6,184	81	6,265	7	6,708	907	7,622
Industrial miscellaneous and all other	—	21,857	1	21,858	31	34,102	2,566	36,699
	—	32,174	82	32,256	38	44,918	3,473	48,429
Non-redeemable preference shares	—	426	1	427	—	260	387	647
	—	32,600	83	32,683	38	45,178	3,860	49,076
Other investments
Unit trusts and other investment vehicles	—	26,775	485	27,260	12	32,202	306	32,520
Derivative financial instruments (note 54b)	1,498	—	—	1,498	2,274	—	—	2,274
Deposits with credit institutions	—	427	—	427	73	485	—	558
Minority holdings in property management undertakings	—	617	—	617	—	664	—	664
Other investments – long-term	—	515	60	575	—	660	52	712
Other investments – short-term	—	—	—	—	—	2	—	2
	1,498	28,334	545	30,377	2,359	34,013	358	36,730
Total financial investments	1,713	185,044	29,648	216,405	2,508	219,299	31,481	253,288
Less assets classified as held for sale
Fixed maturity securities	—	(93)	—	(93)	—	—	—	—
Equity securities	—	(37)	—	(37)	—	—	—	—
Other investments	—	(217)	—	(217)	—	—	—	—
	—	(347)	—	(347)	—	—	—	—
	1,713	184,697	29,648	216,058	2,508	219,299	31,481	253,288

Of the above total, £154,116 million (2010: £153,470 million) is expected to be recovered more than one year after the statement  of financial position date.
Other debt securities of £7,539 million (2010: £8,556 million) primarily include residential and commercial mortgage-backed securities, as well as other structured credit securities.

22 – Financial investments continued

(b) Cost, unrealised gains and fair value
The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

				2011
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	147,537	12,395	(6,587)	153,345
Equity securities	33,055	3,637	(4,009)	32,683
Other investments
Unit trusts and specialised investment vehicles	27,416	74	(230)	27,260
Derivative financial instruments	1,228	336	(66)	1,498
Deposits with credit institutions	427	—	—	427
Minority holdings in property management undertakings	639	124	(146)	617
Other long-term investments	652	19	(96)	575
Other short-term investments	—	—	—	—
	210,954	16,585	(11,134)	216,405
These are further analysed as follows:
At fair value through profit or loss	183,959	13,555	(10,757)	186,757
Available for sale	26,995	3,030	(377)	29,648
	210,954	16,585	(11,134)	216,405

				2010
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	164,266	7,507	(4,291)	167,482
Equity securities	44,878	7,186	(2,988)	49,076
Other investments
Unit trusts and specialised investment vehicles	30,455	2,478	(413)	32,520
Derivative financial instruments	1,517	774	(17)	2,274
Deposits with credit institutions	558	—	—	558
Minority holdings in property management undertakings	669	121	(126)	664
Other long-term investments	756	18	(62)	712
Other short-term investments	2	—	—	2
	243,101	18,084	(7,897)	253,288
These are further analysed as follows:
At fair value through profit or loss	212,714	15,626	(6,533)	221,807
Available for sale	30,387	2,458	(1,364)	31,481
	243,101	18,084	(7,897)	253,288

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.
Unrealised gains and losses on financial investments classified as at fair value through profit or loss recognised in the income statement in the year were a net loss of £5,527 million (2010: £7,024 million net gain). Of this, £68 million net gain (2010: £67 million net gain) related to financial investments designated as trading and £5,595 million net loss (2010: £6,957 million net gain) related to investments designated as other than trading.
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
Total impairments of financial investments classified as AFS in the income statement in the year, disclosed in note 6, were  £21 million (2010: £76 million). The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £138 million (2010: £983 million). Movements in this AFS provision are shown in section (c) below.

22 – Financial investments continued

(c) Impairment of financial investments
The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2010 and 2011 were as follows:

	Fixed maturity securities £m	Equity securities £m	Other investments £m	Total £m
At 1 January 2010	(119)	(934)	(7)	(1,060)
Charge for the year taken to the income statement	(79)	(100)	—	(179)
Write back following sale or reimbursement	48	175	—	223
Write back following recovery in value	1	1	—	2
Foreign exchange rate movements	(2)	33	—	31
At 31 December 2010	(151)	(825)	(7)	(983)
Charge for the year taken to the income statement	(19)	(2)	—	(21)
Write back following sale or reimbursement	28	—	—	28
Write back following recovery in value	—	—	—	—
Deconsolidation of Delta Lloyd	16	822	—	838
Foreign exchange rate movements	—	—	—	—
At 31 December 2011	(126)	(5)	(7)	(138)

(d) Financial investment arrangements
(i) Stock lending arrangements
The Group has entered into stock lending arrangements in the UK and overseas in accordance with established market conventions. The majority of the Group’s stock lending transactions occur in the UK, where investments are lent to EEA-regulated, locally domiciled counterparties and governed by agreements written under English law.

Non-cash collateral received
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
In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amount of financial assets received in this manner at 31 December 2011 was £15,778 million (2010: £15,858 million). The value of collateral that was actually sold in the absence of default was £150 million (2010: £nil).

Cash collateral received
In addition to the above, the Group has received cash collateral under stock lending arrangements that has been recognised in the statement of financial position with a corresponding obligation for its return. The latter balance is included in note 46.

(ii) Stock repurchase arrangements
Included within financial investments are £nil (2010: £853 million) of debt securities and other fixed income securities which have been sold under stock repurchase arrangements. The obligations arising under these arrangements are shown in note 46.

(iii) Other arrangements
In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2011 £1,044 million (2010: £909 million) of financial investments were restricted in this way.
Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

22 – Financial investments continued

(e) Non-UK government debt securities (gross of non-controlling interests)
The following is a summary of non-UK government debt by issuer as at 31 December 2011 analysed by policyholder, participating and shareholder funds.

Non-UK government debt securities*	31 December 2011
	Policyholder £m	Participating £m	Shareholder £m	Total £m
Austria	28	512	58	598
Belgium	30	1,029	176	1,235
France	215	7,529	1,634	9,378
Germany	239	1,751	792	2,782
Greece	—	46	2	48
Ireland	33	378	216	627
Italy	273	9,670	1,056	10,999
Netherlands	63	1,284	136	1,483
Poland	509	720	329	1,558
Portugal	—	204	8	212
Spain	46	1,046	639	1,731
European supranational debt	114	2,376	856	3,346
Other European countries	125	410	91	626
Europe	1,675	26,955	5,993	34,623

Canada	18	195	2,342	2,555
United States	129	66	1,631	1,826
North America	147	261	3,973	4,381

Singapore	8	309	211	528
Sri Lanka	21	2	139	162
Other	391	1,262	227	1,880
Asia Pacific and other	420	1,573	577	2,570
Total	2,242	28,789	10,543	41,574
*
As a result of the partial disposal of Aviva’s stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd Group . Throughout the disclosure, therefore, Delta Lloyd has been excluded for the purposes of the 31 December 2010 to allow for a proper comparison, unless otherwise noted.

At 31 December 2011, the Group’s total government (non-UK) debt securities stood at £41.6 billion (2010: £38.7 billion, excluding Delta Lloyd), an increase of £2.9 billion. The significant majority of these holdings are within our participating funds where our risk to our shareholders is governed by the nature and extent of our participation within those funds.
Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £10.5 billion (2010: £10.2 billion).  The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (15.5%) and Italian (10.0%) (non-UK) government debt securities. Our combined exposure to Greek, Portuguese and Irish debt is £0.2 billion (2010: £0.5 billion),  a decrease of £0.3 billion.
The participating funds exposure to (non-UK) government debt amounts to £28.8 billion (2010: £26.2 billion), an increase of  £2.6 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds,  are to the (non-UK) government debt securities of France (26.2%), Italy (33.6%), Belgium (3.6%), Spain (3.6%), Germany (6.1%)  and the Netherlands (4.5%).

22 – Financial investments continued
Non-UK government debt securities (gross of non-controlling interests) continued

Non UK government debt securities	31 December 2010
	Policyholder £m	Participating £m	Shareholder £m	Total £m
Austria	35	551	36	622
Belgium	35	299	60	394
France	249	6,965	1,496	8,710
Germany	286	1,564	960	2,810
Greece	2	109	4	115
Ireland	48	530	455	1,033
Italy	344	9,415	1,148	10,907
Netherlands	58	804	88	950
Poland	522	839	343	1,704
Portugal	2	355	11	368
Spain	54	868	367	1,289
European supranational debt	93	2,257	706	3,056
Other European countries	72	222	40	334
Europe	1,800	24,778	5,714	32,292

Canada	11	189	2,243	2,443
United States	116	30	1,649	1,795
North America	127	219	3,892	4,238

Singapore	6	350	141	497
Sri Lanka	11	—	108	119
Other	279	888	365	1,532
Asia Pacific and other	296	1,238	614	2,148

Total (excluding Delta Lloyd)	2,223	26,235	10,220	38,678
Delta Lloyd	1,292	3,744	6,806	11,842
Total	3,515	29,979	17,026	50,520

(f) Exposure to worldwide banks - debt and equity securities
Direct shareholder exposures to worldwide banks - debt and equity securities (net of non-controlling interests, excluding policyholder assets)

				Debt securities						Equity securities
	Senior debt			Subordinated debt
Shareholder assets -debt and equity securities1	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	—	—	—	—	—	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—	—	—	—	—	—
Finland	—	—	—	—	—	—	—	—	—	—	—	—
France	0.1	0.1	0.2	0.1	—	—	—	0.1	0.3	—	—	—
Germany	—	0.1	0.1	0.1	—	—	—	0.1	0.2	—	—	—
Ireland	—	—	—	—	—	—	—	—	—	—	—	—
Italy	—	0.1	0.1	—	—	—	—	—	0.1	—	0.3	0.3
Netherlands	—	0.3	0.3	0.1	—	—	—	0.1	0.4	—	—	—
Portugal	—	—	—	—	—	—	—	—	—	—	—	—
Spain	0.5	0.1	0.6	0.2	—	—	—	0.2	0.8	—	—	—
United Kingdom	0.2	0.4	0.6	0.4	—	0.1	—	0.5	1.1	—	—	—
United States	—	1.1	1.1	0.4	—	0.1	0.4	0.9	2.0	—	0.1	0.1
Other	—	0.7	0.7	0.1	0.1	0.1	—	0.3	1.0	0.2	—	0.2
Total	0.8	2.9	3.7	1.4	0.1	0.3	0.4	2.2	5.9	0.2	0.4	0.6
1.	The 2010 comparative figures are not provided as it was not practical to be obtained.

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities and equities is £6.5 billion. The majority of our holding (57%) is in senior debt (covered, secured and senior unsecured). The primary exposures are to United States (32%) and United Kingdom (17%) banks. Our holdings include strategic holdings in Unicredit and other Italian banks of £288 million.

22 – Financial investments continued

(f) Exposure to worldwide banks - debt and equity securities continued
Participating funds assets exposure to worldwide banks - debt and equity securities (net of non-controlling interests, excluding policyholder assets)

				Debt securities						Equity securities
	Senior debt			Subordinated debt
Participating funds assets -debt and equity securities1	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	—	0.2	0.2	—	—	—	—	—	0.2	—	—	—
Belgium	—	—	—	—	—	—	—	—	—	—	—	—
France	1.7	1.7	3.4	—	0.6	0.2	—	0.8	4.2	—	—	—
Germany	—	0.6	0.6	0.1	0.3	—	—	0.4	1.0	—	—	—
Greece	—	—	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—	—	—	—
Italy	0.1	0.2	0.3	—	0.1	—	—	0.1	0.4	—	—	—
Netherlands	0.1	1.4	1.5	—	0.2	—	—	0.2	1.7	—	—	—
Portugal	—	0.1	0.1	—	—	—	—	—	0.1	—	—	—
Spain	0.7	0.2	0.9	0.1	0.2	—	—	0.3	1.2	—	—	—
United Kingdom	0.2	0.6	0.8	0.4	0.6	0.1	—	1.1	1.9	0.1	0.4	0.5
United States	—	0.9	0.9	0.1	—	—	—	0.1	1.0	—	—	—
Other	0.1	1.8	1.9	0.4	0.1	0.1	—	0.6	2.5	—	0.4	0.4
Total	2.9	7.7	10.6	1.1	2.1	0.4	0.0	3.6	14.2	0.1	0.8	0.9
1.	The 2010 comparative figures are not provided as it was not practical to be obtained.

Net of non-controlling interests, the participating fund exposures to worldwide banks debts securities and equities is £15.1 billion.  The majority of the exposure (70%) is in senior debt (covered, secured and senior unsecured). Participating funds are the most exposed to France (28%) and United Kingdom (16%) banks. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Direct shareholder exposures to worldwide banks - debt and equity securities (gross of non-controlling interests, excluding policyholder assets)

				Debt securities						Equity securities
	Senior debt			Subordinated debt
Shareholder assets -debt and equity securities1	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	—	—	—	—	—	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—	—	—	—	—	—
Finland	—	—	—	—	—	—	—	—	—	—	—	—
France	0.1	0.1	0.2	0.1	—	—	—	0.1	0.3	—	—	—
Germany	—	0.1	0.1	0.1	—	—	—	0.1	0.2	—	—	—
Ireland	0.1	—	0.1	—	—	—	—	—	0.1	—	—	—
Italy	—	0.2	0.2	—	—	—	—	—	0.2	—	0.4	0.4
Netherlands	—	0.4	0.4	0.1	—	0.1	—	0.2	0.6	—	—	—
Portugal	—	—	—	—	—	—	—	—	—	—	—	—
Spain	0.8	0.1	0.9	0.2	—	—	—	0.2	1.1	—	0.1	0.1
United Kingdom	0.2	0.4	0.6	0.5	—	—	—	0.5	1.1	—	—	—
United States	—	1.1	1.1	0.4	—	0.1	0.4	0.9	2.0	—	0.1	0.1
Other	—	0.7	0.7	0.1	0.1	0.1	—	0.3	1.0	0.2	—	0.2
Total	1.2	3.1	4.3	1.5	0.1	0.3	0.4	2.3	6.6	0.2	0.6	0.8
1.	The 2010 comparative figures are not provided as it was not practical to be obtained.

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide banks debts securities and equities is  £7.4 billion. The majority of our holding (58%) is in senior debt (covered, secured and senior unsecured). The primary exposures  are to United States (28%), Spain (16%) and United Kingdom (15%) banks. Our holdings include strategic holdings in Unicredit  and other Italian banks of £439 million.

22 – Financial investments continued

(f) Exposure to worldwide banks - debt and equity securities continued
Participating funds assets exposure to worldwide banks - debt and equity securities (gross of non-controlling interests, excluding policyholder assets)

				Debt securities						Equity securities
	Senior debt			Subordinated debt
Participating funds assets -debt and equity securities1	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier2 £bn	Upper tier2 £bn	Tier1 £bn	Untiered £bn	Total subordinated debt £bn	Total £bn	Preferred shares £bn	Ordinary shares £bn	Total equity securities £bn
Austria	—	0.2	0.2	—	—	—	—	—	0.2	—	—	—
Belgium	—	0.1	0.1	—	—	—	—	—	0.1	—	—	—
France	1.9	1.8	3.7	—	0.7	0.2	—	0.9	4.6	—	—	—
Germany	—	0.6	0.6	0.1	0.3	—	—	0.4	1.0	—	—	—
Greece	—	—	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—	—	—	—
Italy	0.1	0.4	0.5	—	0.1	—	—	0.1	0.6	—	—	—
Netherlands	0.2	1.4	1.6	0.1	0.2	—	—	0.3	1.9	—	—	—
Portugal	—	0.1	0.1	—	—	—	—	—	0.1	—	—	—
Spain	1.0	0.3	1.3	0.1	0.2	—	—	0.3	1.6	—	—	—
United Kingdom	0.2	0.7	0.9	0.5	0.6	0.1	—	1.2	2.1	0.1	0.4	0.5
United States	—	0.9	0.9	0.1	—	—	—	0.1	1.0	—	0.1	0.1
Other	0.1	2.0	2.1	0.4	0.1	0.1	—	0.6	2.7	—	0.4	0.4
Total	3.5	8.5	12.0	1.3	2.2	0.4	0.0	3.9	15.9	0.1	0.9	1.0

1. The 2010 comparative figures are not provided as it was not practical to be obtained.

Gross of non-controlling interests, the participating fund exposures to worldwide banks debts securities and equities is £16.9 billion. The majority of the exposure (71%) is in senior debt (covered, secured and senior unsecured). Participating funds are the most exposed to France (27%) and United Kingdom (15%) banks. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

23 – Receivables

This note analyses our total receivables.

	2011 £m	2010 £m
Amounts owed by contract holders	1,838	1,965
Amounts owed by intermediaries	1,139	1,414
Deposits with ceding undertakings	1,426	1,459
Amounts due from reinsurers	339	500
Amounts due from brokers for investment sales	270	269
Amounts receivable for cash collateral pledged (note 54c)	26	15
Amounts due from government, social security and taxes	467	388
Corporate owned life insurance	156	153
Dividends receivable	109	86
Finance lease receivables	200	175
Other banking assets	—	248
Other receivables	1,978	1,623
Total	7,948	8,295
Less: Amounts classified as held for sale	(11)	—
	7,937	8,295
Expected to be recovered in less than one year	7,713	7,095
Expected to be recovered in more than one year	224	1,200
	7,937	8,295

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

24 – Deferred acquisition costs and other assets

This note shows the products on which we are deferring some of our acquisition costs and details the movements in the balance during the year.

(a) Carrying amount
The carrying amount comprises:

	2011 £m	2010 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	2,733	3,148
Insurance contracts – General insurance and health business	986	1,141
Participating investment contracts – Long-term business	21	35
Non-participating investment contracts – Long-term business	1,024	1,078
Retail fund management business	14	14
Total deferred acquisition costs	4,778	5,416
Surpluses in the staff pension schemes (note 44(e)(vii))	1,670	524
Other assets	19	132
Total	6,467	6,072
Less: Amounts classified as held for sale	(23)	—
	6,444	6,072

Deferred acquisition costs on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year after the statement of financial position date.
Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

(b) Movements in the year
The movements in deferred acquisition costs (DAC) during the year were:

				2011
	Long-term business £m	General insurance and health business £m	Retail fund manage-ment business £m	Total £m
Carrying amount at 1 January	4,261	1,141	14	5,416
Acquisition costs deferred during the year	1,012	2,414	5	3,431
Amortisation	(735)	(2,467)	(5)	(3,207)
Impact of assumption changes	(48)	—	—	(48)
Effect of portfolio transfers, acquisitions and disposals	—	(18)	—	(18)
Foreign exchange rate movements	(3)	(5)	—	(8)
Shadow adjustment	(593)	—	—	(593)
Deconsolidation of Delta Lloyd	(116)	(79)	—	(195)
Carrying amount at 31 December	3,778	986	14	4,778

				2010
	Long-term business £m	General insurance and health business £m	Retail fund manage-ment business £m	Total £m
Carrying amount at 1 January	4,069	1,227	20	5,316
Acquisition costs deferred during the year	1,167	2,283	6	3,456
Amortisation	(582)	(2,369)	(12)	(2,963)
Impact of assumption changes	58	—	—	58
Effect of portfolio transfers, acquisitions and disposals	80	—	—	80
Foreign exchange rate movements	39	13	—	52
Shadow adjustment	(570)	—	—	(570)
Other	—	(13)	—	(13)
Carrying amount at 31 December	4,261	1,141	14	5,416

The balance of deferred acquisition costs for long-term business decreased by £483 million in 2011, reflecting the impact of the shadow adjustment in the US. Amortisation increased by £153 million in 2011, mainly in the UK and the US, where DAC balances, and the amortisation thereof, are increasing, driven by the growing volumes of business and emergence of profits from the business.
Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in the DAC balance would reduce profit by £145 million if market yields on fixed income investments were to increase by 1% and increase profit by £170 million if yields were to reduce by 1%.

24 – Deferred acquisition costs and other assets continued

The shadow adjustments relate to deferred acquisition costs on business in the US backed by investments classified as AFS. As explained in accounting policy J, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets
Other assets include £6 million (2010: £1 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income
Prepayments and accrued income of £3,235 million (2010: £3,691 million), includes £90 million (2010: £172 million) that is expected to be recovered more than one year after the statement of financial position date.

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

The carrying values of assets backing unit-linked liabilities are as follows:

	2011 £m	2010 £m
Loans*	917	35
Debt securities	15,295	16,150
Equity securities	20,602	31,441
Other investments	28,119	31,846
Reinsurance assets	1,454	1,215
Cash and cash equivalents	3,980	4,772
	70,367	85,459

* Amount in 2011 relates to cash collateral received as part of stock lending, see note 22d (i) for details.

26 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2011 £m	2010 £m
The allotted, called up and fully paid share capital of the Company at 31 December 2011 was: 2,905,712,938 (2010: 2,820,148,642) ordinary shares of 25 pence each	726	705

(b) During 2011, a total of 85,564,296 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	Number of shares	Share capital £m	Share premium £m
At 1 January 2010	2,766,611,374	692	1,207
Shares issued under the Group’s employee and executive share option schemes	722,968	—	—
Shares issued in lieu of dividends	52,814,300	13	(13)
At 31 December 2010	2,820,148,642	705	1,194
Shares issued under the Group’s employee and executive share option schemes	1,574,706	—	—
Shares issued in lieu of dividends	83,989,590	21	(21)
At 31 December 2011	2,905,712,938	726	1,173

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

27 – Group’s share plans

This note describes the Group’s various equity compensation plans, and shows how the Group values the options and awards  of shares in the Company.

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

(ii) Executive share options
These are options granted on various dates until 2004 under the Aviva Executive Share Option Plan and in 2010, under the Aviva Executive Share Option Plan 2005. Options granted between 2001 and 2004 were subject to the satisfaction of conditions relating  to both the Company’s Return on Capital Employed (ROCE) and its relative Total Shareholder Return (TSR). The performance was measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant. The options granted in 2010 are described in the Directors’ Remuneration Report.

(iii) Long-term incentive plan awards
These awards have been made under the Aviva Long Term Incentive Plan 2005 and Aviva Long Term Incentive Plan 2011, and are described in section (b) below and in the Directors’ Remuneration Report.

(iv) Annual bonus plan awards
These awards have been made under the Aviva Annual Bonus Plan 2005 and Aviva Annual Bonus Plan 2011, and are described in section (b) below and in the Directors’ Remuneration Report.

(v) One Aviva, twice the value bonus plan awards
These are conditional awards granted under the Aviva Annual Bonus Plan 2005 between 2008 and 2010, and are described in section (b) below and in the Directors’ Remuneration Report.

(vi) Recruitment and retention share award plan awards
These are conditional awards granted under the Aviva Recruitment and Retention Share Award Plan in relation to the recruitment or retention of senior managers excluding executive directors. The awards vest in tranches on various dates and vesting is conditional upon the participant being employed by the Group on the vesting date and not having served notice of resignation. If a participant’s employment is terminated due to resignation or dismissal, any tranche of the award which has vested within the 12 months prior to the termination date will be subject to clawback and any unvested tranches of the award will lapse in full. No new Aviva plc ordinary shares will be issued or transferred from treasury to satisfy vested awards under this plan.

(vii) CFO recruitment share awards plan awards
The following awards were granted to Patrick Regan under the CFO Recruitment Share Awards Plan following his recruitment in 2010: the Replacement Restricted Share Award (RRSA), the Bonus Replacement Deferred Share Award (BRDSA) and the One Aviva Twice the Value (OATTV) Award. The RRSA was awarded to compensate Mr Regan for the loss of share awards granted by his previous employer and the BRDSA was awarded to compensate Mr Regan for the loss of bonus from his previous employer.  The awards are described in section (b) below and in the Directors’ Remuneration Report. No further awards will be made under this plan.

(viii) Conditional share award granted to Trevor Matthews, chief executive, Aviva UK
A conditional share award was awarded to Trevor Matthews as compensation for the loss of share awards granted by his previous employer. The awards are described in section (b) below and in the Directors’ Remuneration Report.

27 – Group’s share plans continued

(b) Outstanding options and awards

(i) Share options
At 31 December 2011, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related Share Option Scheme	Option price Pence	Number of shares	Normally exercisable	Option price Pence	Number of shares	Normally exercisable
	428	88,939	2011	410	2,133,068	2011, 2013 or 2015
	491	102,847	2012	316	6,174,623	2012, 2014 or 2016
	593	256,409	2011 or 2013	310	3,513,562	2013, 2015 or 2017
	563	335,223	2012 or 2014	268	12,641,277	2014, 2016 or 2018

Aviva Ireland Savings Related Share Option Scheme (in euros)	Option price Cents	Number of shares	Normally exercisable	Option price Cents	Number of shares	Normally exercisable
	879	21,945	2011	360	707,326	2012 or 2014
	830	32,631	2012	374	219,115	2013 or 2015
	509	205,783	2011 or 2013	304	695,321	2014 or 2016

Aviva Executive Share Option Plan	Option price Pence	Number of shares	Normally exercisable
	516	492,001	2005 to 2012
	512	652,898	2006 to 2013
	526	436,937	2007 to 2014
	386	1,364,079	2013

The following table summarises information about options outstanding at 31 December 2011:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price Pence
£2.68–£4.29	27,743,093	3	303.84
£4.30–£5.89	2,052,537	2	524.03
£5.90–£10.35	278,354	1	593.00

The comparative figures as at 31 December 2010 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price Pence
£2.68–£4.29	23,209,551	3	331.54
£4.30–£5.89	3,441,735	2	529.04
£5.90–£10.35	605,354	1	806.01

(ii) Share awards
At 31 December 2011, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	9,283,108	2009 to 2011	6,320,014	2010 to 2012

Aviva Long Term Incentive Plan 2011	Number of shares	Vesting period
	9,495,052	2011 to 2013

27 – Group’s share plans continued

One Aviva, Twice the Value bonus plan	Number of shares	Vesting period	Number of shares	Vesting period
	2,181,411	2009 to 2011	1,799,779	2010 to 2012

Aviva Annual Bonus Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	4,068,506	2009 to 2011	4,142,086	2010 to 2012

Aviva Annual Bonus Plan 2011	Number of shares	Vesting period
	3,526,514	2011 to 2013

CFO Recruitment Share Awards Plan	Award type	Number of shares	Vesting period
	RRSA	170,393	2012 and 2013
	BRDSA	43,231	2010 to 2012
	OATTV	55,051	2010 to 2012

Conditional Share Award granted to Trevor Matthews	Number of shares	Vesting period
	653,721	2012, 2013 and 2014

Recruitment and Retention Share Award Plan	Number of shares	Vesting period
	38,961	2012 and 2013
	60,093	2012, 2013 and 2014
	30,507	2012, 2013, 2014 and 2015

The vesting of awards under the Aviva Long Term Incentive Plan 2005, the One Aviva, Twice the Value bonus plan and the OATTV Award under the CFO Recruitment Share Awards Plan is subject to the attainment of performance conditions as described in the Directors’ Remuneration Report. Shares which do not vest will lapse.

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

(c) Movements in the year
A summary of the status of the option plans as at 31 December 2010 and 2011, and changes during the years ended on those dates, is shown below.

		2011		2010
	Number of options	Weighted average exercise price Pence	Number of options	Weighted average exercise price Pence
Outstanding at 1 January	27,256,640	367.51	26,355,093	395.90
Granted during the year	13,486,990	268.00	8,020,085	326.52
Exercised during the year	(182,907)	353.26	(73,755)	335.12
Forfeited during the year	(1,089,738)	347.58	(1,461,530)	380.82
Cancelled during the year	(7,142,132)	320.36	(2,788,423)	362.05
Expired during the year	(2,254,869)	539.48	(2,794,830)	516.95
Outstanding at 31 December	30,073,984	321.55	27,256,640	367.51
Exercisable at 31 December	3,460,979	471.26	3,319,816	564.95

(d) Expense charged to the income statement
The total expense recognised for the year arising from equity compensation plans was as follows:

	2011 £m	2010 £m	2009 £m
Equity-settled expense	48	41	50
Cash-settled expense	10	9	6
Total (note 8b)	58	50	56

27 – Group’s share plans continued

(e) Fair value of options and awards granted after 7 November 2002
The weighted average fair values of options and awards granted during the year, estimated by using the Black-Scholes option pricing model, were £0.99 and £4.20 (2010: £1.32 and £2.39) respectively.

(i) Share options
The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2011	2010
Share price	312p	402p
Exercise price	268p	310p
Expected volatility	58%	56%
Expected life	3.64 years	5.00 years
Expected dividend yield	6.40%	6.09%
Risk-free interest rate	0.89%	1.57%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the option prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options.
182,907 options granted after 7 November 2002 were exercised during the year (2010: 64,903).

(ii) Share awards
The fair value of the awards was estimated on the date of grant based on the following weighted average assumptions:

Weighted average assumption	2011	2010
Share price	435.70p	386.00p
Expected volatility*	66%	66%
Expected volatility of comparator companies’ share price*	65%	65%
Correlation between Aviva and competitors’ share price*	57%	57%
Expected life	3.00 years	2.75 years
Expected dividend yield**	n/a	7.70%
Risk-free interest rate*	1.79%	1.80%
*	For awards with market-based performance conditions.
**
The Long-Term Incentive Plan awards granted in 2011 include additional shares being provided to employees equal to dividend rights before vesting. As a result, no dividend yield assumption is required for these awards.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the share award prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the share awards.

28 – Shares held by employee trusts

We satisfy awards and options granted under the Group’s share plans primarily through shares purchased in the market and held by employee share trusts. This note gives details of the shares held in these trusts.
Movements in the carrying value of shares held by employee trusts comprise:

		2011		2010		2009
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	8,415,487	32	17,979,232	68	8,635,582	33
Acquired in the year	9,396,602	29	3,500,000	14	14,000,000	54
Distributed in the year	(4,527,613)	(18)	(13,063,745)	(50)	(4,656,350)	(19)
Balance at 31 December	13,284,476	43	8,415,487	32	17,979,232	68

The shares are owned by an employee share trust with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the Directors’ Remuneration Report and  in note 27(a).
These shares were purchased in the market and are carried at cost. At 31 December 2011, they had an aggregate nominal value of £3,321,119 (2010: £2,103,871; 2009: £4,494,808) and a market value of £39,959,704 (2010: £33,072,864; 2009: £71,539,364). The trustees have waived their rights to dividends on the shares held in the trusts.

29 – Preference share capital

This note gives details of Aviva plc’s preference share capital.
The preference share capital of the Company at 31 December 2011 was:

	2011 £m	2010 £m
Issued and paid up
100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each	100	100
	200	200

Under its articles of association, the Company may issue and allot Sterling New Preference Shares and Euro New Preference Shares, which, if issued and allotted, would rank, as to payment of a dividend and capital, ahead of the Company’s ordinary share capital but behind the cumulative irredeemable preference shares currently in issue. The issued preference shares are non-voting except where their dividends are in arrears, on a winding up or where their rights are altered.
On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares. The Company does not have  a contractual obligation to deliver cash or other financial assets to the preference shareholders and therefore the directors may make dividend payments at their discretion.

30 – Direct capital instruments

This note gives details of the direct capital instruments issued in November 2004.

Notional amount	2011 £m	2010 £m
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990

The euro and sterling direct capital instruments (DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter.
In addition, under certain circumstances defined in the terms and conditions of the issue, the Company may at its sole option:
■	substitute at any time not less than all of the DCIs for, or vary the terms of the DCIs so that they become Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
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

31 – Merger reserve

This note describes the use of the merger reserve.

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
The balance on the reserve of £3,271 million (2010: £3,271 million; 2009: £3,271 million) has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc (RAC) in 2005. Because RAC ownership was immediately transferred from Aviva plc to a subsidiary company, this reserve is unaffected by the disposal of RAC in 2011.

32 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity and shows the movements during  the year.
Movements in the year comprised:

	Currency translation reserve (see accounting policy D) £m	Owner occupied properties reserve (see accounting policy N) £m	Investment valuation reserve (see accounting policy R) £m	Hedging instruments reserve (see accounting policy S) £m	Equity compensa- tion reserve (see accounting policy Z) £m	Total £m
Balance at 1 January 2009	3,685	157	(711)	(1,103)	113	2,141
Arising in the year:
Fair value gains/(losses)	—	(26)	977	—	—	951
Fair value gains transferred to profit on disposals	—	—	(310)	—	—	(310)
Transfer to profit on disposal of subsidiary (note 3b)	(96)	—	—	—	—	(96)
Fair value gains transferred to retained earnings on disposals (note 33)	—	(1)	—	—	—	(1)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	122	—	—	122
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	482	—	—	482
Reserves credit for equity compensation plans	—	—	—	—	56	56
Shares issued under equity compensation plans (note 33)	—	—	—	—	(60)	(60)
Transfer to non-controlling interests following Delta Lloyd IPO	(351)	(26)	(156)	—	—	(533)
Transfer to profit on deconsolidation of Delta Lloyd	—	—	—	—	—	—
Transfer to retained earnings on deconsolidation of Delta Lloyd	—	—	—	—	—	—
Foreign exchange rate movements	(1,014)	—	—	332	—	(682)
Aggregate tax effect – shareholders’ tax	—	—	(241)	—	—	(241)
Balance at 31 December 2009	2,224	104	163	(771)	109	1,829
Arising in the year:
Fair value gains/(losses)	—	(25)	579	—	—	554
Fair value gains transferred to profit on disposals	—	—	(123)	—	—	(123)
Transfer to profit on disposal of subsidiary	(2)	—	—	—	—	(2)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	(15)	—	—	(15)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	136	—	—	136
Reserves credit for equity compensation plans	—	—	—	—	41	41
Shares issued under equity compensation plans (note 33)	—	—	—	—	(51)	(51)
Transfer to non-controlling interests following Delta Lloyd IPO	(3)	—	(1)	—	—	(4)
Foreign exchange rate movements	(41)	—	—	78	—	37
Aggregate tax effect – shareholders’ tax	5	4	(166)	—	—	(157)
Balance at 31 December 2010	2,183	83	573	(693)	99	2,245
Arising in the year:
Fair value gains	—	2	424	—	—	426
Fair value gains transferred to profit on disposals	—	—	(189)	—	—	(189)
Transfer to profit on disposal of subsidiary (note 3b)	(3)	—	—	—	—	(3)
Fair value gains transferred to retained earnings on disposals (note 33)	—	(6)	—	—	—	(6)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	1	(86)	—	—	(85)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	21	—	—	21
Reserves credit for equity compensation plans	—	—	—	—	48	48
Shares issued under equity compensation plans (note 33)	—	—	—	—	(61)	(61)
Transfer to profit on deconsolidation of Delta Lloyd	(485)	—	(115)	—	—	(600)
Transfer to retained earnings on deconsolidation of Delta Lloyd	—	(2)	—	—	—	(2)
Foreign exchange rate movements	(174)	—	—	30	—	(144)
Aggregate tax effect – shareholders’ tax	9	1	(98)	—	—	(88)
Balance at 31 December 2011	1,530	79	530	(663)	86	1,562

The above reserves are shown net of non-controlling interests.

33 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2011 £m	2010 £m	2009 £m
Balance at 1 January	5,411	3,425	3,902
Profit for the year attributable to equity shareholders	225	1,463	1,085
Actuarial gains on pension schemes (note 44e(iv))	1,002	1,033	(1,140)
Actuarial gains on pension schemes transferred to unallocated divisible surplus (note 44)	(22)	(18)	24
Dividends and appropriations (note 12)	(813)	(757)	(853)
Shares issued in lieu of dividends	307	209	299
Shares issued under equity compensation plans (note 32)	61	51	60
Shares distributed by employee trusts (note 28)	(18)	(50)	(18)
Fair value gains realised from reserves (note 32)	6	—	1
Effect of deconsolidation of Delta Lloyd	2	—	—
Transfer to minority interests following Delta Lloyd IPO	—	(4)	3
Share of other comprehensive income of joint ventures and associates	(51)	—	—
Aggregate tax effect	(156)	59	62
Balance at 31 December	5,954	5,411	3,425

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

34 – Non-controlling interests

This note gives details of the Group’s non-controlling interests and shows the movements during the year.

(a) Non-controlling interests at 31 December comprised:

	2011 £m	2010 £m	2009 £m
Equity shares in subsidiaries	480	2,055	2,098
Share of earnings	501	1,057	795
Share of other reserves	299	377	395
	1,280	3,489	3,288
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	—	2	2
	1,530	3,741	3,540

(b) Movements in the year comprised:

	2011 £m	2010 £m	2009 £m
Balance at 1 January	3,741	3,540	2,204
Profit for the year attributable to non-controlling interests	(165)	429	230
Minority share of movements in other reserves	(16)	57	35
Foreign exchange rate movements	14	(113)	(173)
Total comprehensive income attributable to non-controlling interests	(167)	373	92
Capital contributions from non-controlling interests	68	42	6
Increase in non-controlling interests following Delta Lloyd IPO	—	8	1,460
Minority share of dividends declared in the year	(126)	(187)	(109)
Non-controlling interest in acquired subsidiaries	—	3	(2)
Changes in non-controlling interest in existing subsidiaries	(11)	(38)	11
Reclassification to financial liabilities (see below)	(205)	—	(122)
Effect of deconsolidation of Delta Lloyd	(1,770)	—	—
Balance at 31 December	1,530	3,741	3,540

As explained in note 3(d), the minority shareholder in an Irish subsidiary has an option requiring the Group to purchase its shares.  As a result of this obligation, we have reclassified this non-controlling interest to financial liabilities in the consolidated statement  of financial position. This option was exercised on 17 January 2012, with completion expected later in 2012.

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
The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2011			2010
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(133,893)	3,747	(130,146)	(160,946)	3,650	(157,296)
Participating investment contracts	(64,985)	—	(64,985)	(69,482)	2	(69,480)
Non-participating investment contracts	(45,659)	1,626	(44,033)	(48,305)	1,463	(46,842)
	(244,537)	5,373	(239,164)	(278,733)	5,115	(273,618)
Outstanding claims provisions
Long-term business	(1,311)	125	(1,186)	(1,078)	104	(974)
General insurance and health	(8,099)	974	(7,125)	(9,528)	1,113	(8,415)
	(9,410)	1,099	(8,311)	(10,606)	1,217	(9,389)
Provisions for claims incurred but not reported	(2,646)	395	(2,251)	(2,735)	445	(2,290)
	(256,593)	6,867	(249,726)	(292,074)	6,777	(285,297)
Provision for unearned premiums	(4,483)	245	(4,238)	(4,855)	307	(4,548)
Provision arising from liability adequacy tests	(13)	—	(13)	(2)	—	(2)
Other technical provisions	—	—	—	(1)	—	(1)
Totals	(261,089)	7,112	(253,977)	(296,932)	7,084	(289,848)
Less: Amounts classified as held for sale	344	—	344	—	—	—
	(260,745)	7,112	(253,633)	(296,932)	7,084	(289,848)

36 – Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and the assumptions we used.

(a) Carrying amount
Insurance liabilities at 31 December comprise:

			2011			2010
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	55,594	—	55,594	64,043	—	64,043
Unit-linked non-participating	10,168	—	10,168	21,450	—	21,450
Other non-participating	68,131	—	68,131	75,453	—	75,453
	133,893	—	133,893	160,946	—	160,946
Outstanding claims provisions	1,311	8,099	9,410	1,078	9,528	10,606
Provision for claims incurred but not reported	—	2,646	2,646	—	2,735	2,735
	1,311	10,745	12,056	1,078	12,263	13,341
Provision for unearned premiums	—	4,483	4,483	—	4,855	4,855
Provision arising from liability adequacy tests	—	13	13	—	2	2
Other technical provisions	—	—	—	—	1	1
Total	135,204	15,241	150,445	162,024	17,121	179,145
Less: Obligations to staff pension schemes transferred to provisions (note 43a)	—	—	—	(1,445)	—	(1,445)
Amounts classified as held for sale	(344)	—	(344)	—	—	—
	134,860	15,241	150,101	160,579	17,121	177,700

36 – Insurance liabilities continued

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

■	In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.
■	In the US, there are two main types of business – protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.
■	In other operations in Europe and Asia.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the UK Companies Act 2006.
Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets.
In Ireland, the allowance for Irish government bonds was made in proportion to the spread over the yields for equivalent AAA-rated government bonds.
In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person’s gender in the assessment of risk and consequently the pricing of insurance products. The ruling was issued on 1 March 2011 and requires gender equality for pricing from 21 December 2012. At 31 December 2011, the impact of the ruling on existing long-term business provisions in our UK and European businesses was not considered to be material (2010: not applicable).
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

36 – Insurance liabilities continued

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
The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return
A ‘risk-free’ rate equal to the spot yield on UK government securities, plus a margin of 0.1% is used. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2011 of 2.20% (2010: 3.78%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

		Volatility
	2011	2010
Equity returns	26.4%	26.1%
Property returns	15.0%	15.0%
Fixed interest yields	18.0%	13.2%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2012 have been set consistently with the year-end 2011 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

		Mortality table used
	2011	2010
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

36 – Insurance liabilities continued

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
Valuation discount rates for business in the non-profit funds are as follows:

		Valuation discount rates
	2011	2010
Assurances
Life conventional non-profit	1.8% to 1.9%	2.8%
Pensions conventional non-profit	2.6%	3.5% to 3.7%
Annuities
Conventional immediate and deferred annuities	2.2% to 4.3%	3.7% to 5.3%
Non-unit reserves on Unit Linked business
Life	1.8% to 2.2%	3.1%
Pensions	2.2% to 2.7%	3.8%
Income Protection
Active lives	2.4%	3.5%
Claims in payment – level	3.6%	4.5%
Claims in payment – index linked	(1.0)%	(0.7)%

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2011	2010
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

36 – Insurance liabilities continued

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

	Valuation discount rates	Mortality tables used
	2011 and 2010	2011 and 2010
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TF00-02, H_AVDBS, F_AVDBS, H_SSDBS, F_SSDBS.
Annuities	0% to 4.5%	TGF05/TGH05

(c) United States
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2011 (2010: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2011 was 4.50% (2010: 4.50%).
Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2011 (2010: 1.00% to 5.20%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.
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

(d) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories  of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

36 – Insurance liabilities continued

(iv) Movements
The following movements have occurred in the long-term business provisions during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	160,946	154,058
Provisions in respect of new business	11,149	12,502
Expected change in existing business provisions	(8,964)	(9,259)
Variance between actual and expected experience	(2,279)	1,858
Impact of other operating assumption changes	(61)	(520)
Impact of economic assumption changes	5,663	1,959
Exceptional strengthening of longevity assumptions (see below)	—	483
Other movements	(623)	(197)
Change in liability recognised as an expense	4,885	6,826
Effect of portfolio transfers, acquisitions and disposals	(6)	1,117
Deconsolidation of Delta Lloyd	(32,159)	—
Foreign exchange rate movements	227	(1,055)
Carrying amount at 31 December	133,893	160,946

The variance between actual and expected experience of £2.3 billion in 2011 was primarily due to the impact of falling equity markets on liabilities for unit-linked insurance contracts. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £5.7 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

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

	As at 31 December 2011			As at 31 December 2010
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,960	995	4,955	4,419	924	5,343
Property	1,392	155	1,547	1,669	188	1,857
Liability	2,206	1,321	3,527	2,388	1,303	3,691
Creditor	59	19	78	77	24	101
Other	482	156	638	975	296	1,271
	8,099	2,646	10,745	9,528	2,735	12,263

36 – Insurance liabilities continued

(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2011	2010	2011	2010
Reinsured London Market business	2.20%	3.30%	13 years	12 years
Latent claims	0.75% to 3.25%	0.88% to 4.18%	7 to 16 years	7 to 15 years
Structured settlements	2.70%	3.20%	31 years	35 years
Netherlands Permanent health and injury	n/a*	3.75%	n/a*	7 years
*	Delta Lloyd no longer consolidated following the partial disposal on 6 May 2011.

The gross outstanding claims provision before discounting was £11,420 million (2010: £13,179 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 7 and 16 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period  is reflected in the income statement.
During 2011, we have continued to experience a steady increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case-setting procedures. Claim technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.
No adjustments are made to the claims technicians’ case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
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
As noted in section in section (b)(ii) above, an area of judgement is the impact of a European Court of Justice ruling in March 2011 on gender equality for the pricing of insurance products. At 31 December 2011, the impact of the ruling on existing general business provisions was not considered to be material (2010: not applicable).
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
The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £250 million greater than the best estimate, or £115 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

36 – Insurance liabilities continued

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown  in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2011, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £85 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 53(h).

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
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
The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However  an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates  will increase lump sum payments to UK bodily injury claimants.

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	12,263	12,696
Impact of changes in assumptions	149	26
Claim losses and expenses incurred in the current year	6,520	6,908
Decrease in estimated claim losses and expenses incurred in prior years	(140)	(358)
Exceptional strengthening of general insurance latent claims provisions	45	10
Incurred claims losses and expenses	6,574	6,586
Less:
Payments made on claims incurred in the current year	(3,393)	(3,641)
Payments made on claims incurred in prior years	(3,514)	(3,803)
Recoveries on claim payments	313	271
Claims payments made in the year, net of recoveries	(6,594)	(7,173)
Unwind of discounting	47	64
Other movements in the claims provisions	(12)	(18)
Change in claims reserve recognised as an expense	15	(541)
Effect of portfolio transfers, acquisitions and disposals	—	4
Deconsolidation of Delta Lloyd	(1,445)	—
Foreign exchange rate movements	(87)	102
Other movements	(1)	2
Carrying amount at 31 December	10,745	12,263

The effect of changes in the main assumptions is given in note 40.

(d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2002 to 2011. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2011 £5,871 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,016 million at 31 December 2011.
The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

36 – Insurance liabilities continued

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2011) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
Key elements of the movement in prior accident year general insurance and health net provisions during 2011 were:
■	£78 million strengthening from the UK, including Group reinsurance business, mainly due to unfavourable development on commercial motor, commercial liability and December 2010 freeze claims.
■	£42 million release from Europe mainly due to favourable development of personal and commercial motor claims in Ireland and France.
■	£92 million release from Canada mainly due to favourable experience on motor, following the legislative changes in Ontario, and commercial liability.

Key elements of the release from prior accident year general insurance and health net provisions during 2010 were:
■
£101 million from the UK, including Group reinsurance business, mainly due to an improved view of Group reinsurance liabilities, and favourable development on personal property claims, and commercial property and commercial liability  large claims.

■	£167 million from Europe mainly due to favourable development of personal and commercial property.
■	£44 million from Canada mainly due to favourable experience on motor and commercial liability.

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)
One year later		(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)
Two years later		(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)
Three years later		(5,233)	(4,972)	(5,263)	(5,784)	(6,272)	(7,513)	(8,304)
Four years later		(5,466)	(5,258)	(5,448)	(6,001)	(6,531)	(7,836)
Five years later		(5,618)	(5,409)	(5,617)	(6,156)	(6,736)
Six years later		(5,715)	(5,527)	(5,725)	(6,311)
Seven years later		(5,767)	(5,594)	(5,792)
Eight years later		(5,814)	(5,660)
Nine years later		(5,871)
Estimate of gross ultimate claims
At end of accident year		6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428
One year later		6,372	6,172	6,557	6,938	7,318	8,468	9,322	7,297	7,006
Two years later		6,287	6,124	6,371	6,813	7,243	8,430	9,277	7,281
Three years later		6,257	6,036	6,178	6,679	7,130	8,438	9,272
Four years later		6,205	5,932	6,008	6,603	7,149	8,409
Five years later		6,122	5,853	6,003	6,605	7,167
Six years later		6,056	5,813	5,953	6,591
Seven years later		6,044	5,792	5,933
Eight years later		6,035	5,798
Nine years later		6,016
Estimate of gross ultimate claims		6,016	5,798	5,933	6,591	7,167	8,409	9,272	7,281	7,006	6,428
Cumulative payments		(5,871)	(5,660)	(5,792)	(6,311)	(6,736)	(7,836)	(8,304)	(6,102)	(5,466)	(3,420)
	2,807	145	138	141	280	431	573	968	1,179	1,540	3,008	11,210
Effect of discounting	(578)	(2)	(24)	(1)	(34)	(24)	(6)	(6)	—	—	—	(675)
Present value	2,229	143	114	140	246	407	567	962	1,179	1,540	3,008	10,535
Cumulative effect of foreign exchange rate movements	—	17	19	27	39	70	58	(11)	—	(24)	—	195
Effect of acquisitions	—	—	2	1	1	4	7	—	—	—	—	15
Present value recognised in the statement of financial position	2,229	160	135	168	286	481	632	951	1,179	1,516	3,008	10,745

36 – Insurance liabilities continued

(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)
One year later		(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)
Two years later		(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)
Three years later		(5,064)	(4,924)	(4,986)	(5,671)	(6,181)	(7,356)	(8,094)
Four years later		(5,297)	(5,180)	(5,163)	(5,892)	(6,434)	(7,664)
Five years later		(5,424)	(5,325)	(5,327)	(6,039)	(6,625)
Six years later		(5,508)	(5,442)	(5,430)	(6,188)
Seven years later		(5,552)	(5,502)	(5,491)
Eight years later		(5,598)	(5,567)
Nine years later		(5,648)
Estimate of net ultimate claims
At end of accident year		6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202
One year later		6,038	6,093	6,266	6,818	7,197	8,302	9,104	7,067	6,751
Two years later		5,997	6,037	6,082	6,688	7,104	8,244	9,028	7,036
Three years later		5,973	5,942	5,882	6,544	6,996	8,249	9,007
Four years later		5,912	5,851	5,709	6,476	6,980	8,210
Five years later		5,855	5,772	5,699	6,448	6,992
Six years later		5,786	5,683	5,639	6,397
Seven years later		5,754	5,663	5,624
Eight years later		5,742	5,667
Nine years later		5,737
Estimate of net ultimate claims		5,737	5,667	5,624	6,397	6,992	8,210	9,007	7,036	6,751	6,202
Cumulative payments		(5,648)	(5,567)	(5,491)	(6,188)	(6,625)	(7,664)	(8,094)	(5,885)	(5,242)	(3,300)
	1,563	89	100	133	209	367	546	913	1,151	1,509	2,902	9,482
Effect of discounting	(317)	—	(4)	—	11	2	4	2	—	—	—	(302)
Present value	1,246	89	96	133	220	369	550	915	1,151	1,509	2,902	9,180
Cumulative effect of foreign exchange rate movements	—	15	18	26	37	68	56	(11)	2	(22)	—	189
Effect of acquisitions	—	4	1	1	1	—	—	—	—	—	—	7
Present value recognised in the statement of financial position	1,246	108	115	160	258	437	606	904	1,153	1,487	2,902	9,376

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
The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2002. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at  31 December 2011 were £929 million (2010: £896 million). The movement in the year reflects exceptional strengthening of provisions by £35 million in the UK (2010: £10 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago), other strengthening of £23 million (2010: £68 million), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	4,855	4,781
Premiums written during the year	10,364	10,469
Less: Premiums earned during the year	(10,099)	(10,424)
Change in UPR recognised as income	265	45
Gross portfolio transfers and acquisitions	(161)	(14)
Deconsolidation of Delta Lloyd	(424)	—
Foreign exchange rate movements	(52)	43
Carrying amount at 31 December	4,483	4,855

37 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and the assumptions we used.

(a) Carrying amount
The liability for investment contracts at 31 December comprised:

	2011 £m	2010 £m
Long-term business
Participating contracts	64,985	69,482
Non-participating contracts at fair value	43,990	46,124
Non-participating contracts at amortised cost	1,669	2,181
	45,659	48,305
Total	110,644	117,787

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
Of the non-participating investment contracts measured at fair value, £42,434 million in 2011 are unit linked in structure and  the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts  are classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by  the number units in issue, and any non-unit reserve is insignificant.
For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note  24 and the deferred income liability is shown in note 47.
In the US, funding agreements consist of one- to ten-year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2011. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at  31 December 2011 were 4.766% and 0.503% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried  at fair value total £0.92 billion and are classified as ‘Level 2’ in the fair value hierarchy.
There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective  interest method.
The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

37 – Liability for investment contracts continued

(c) Movements in the year
The following movements have occurred in the year:

(i) Participating investment contracts

	2011 £m	2010 £m
Carrying amount at 1 January	69,482	66,559
Provisions in respect of new business	3,433	6,169
Expected change in existing business provisions	(2,195)	(2,400)
Variance between actual and expected experience	(2,708)	845
Impact of operating assumption changes	(72)	36
Impact of economic assumption changes	631	240
Other movements	211	(65)
Change in liability recognised as an expense	(700)	4,825
Foreign exchange rate movements	(1,284)	(1,918)
Deconsolidation of Delta Lloyd	(2,523)	—
Other movements	10	16
Carrying amount at 31 December	64,985	69,482

The variance between actual and expected experience of £2.7 billion was primarily driven by unfavourable movements in investment markets in 2011, which had a direct or indirect impact on liability values. Equity markets fell and credit spreads on corporate bonds widened, reducing the value of assets supporting the participating investment liabilities. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The impact of economic assumption changes of £0.6 billion relates mainly to the impact of lower risk-free interest rates on UK with-profits business. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact  on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2011 £m	2010 £m
Carrying amount at 1 January	48,305	43,456
Provisions in respect of new business	3,863	4,096
Expected change in existing business provisions	(2,558)	(2,145)
Variance between actual and expected experience	(2,796)	1,276
Impact of operating assumption changes	1	20
Impact of economic assumption changes	7	3
Other movements	(123)	53
Change in liability	(1,606)	3,303
Effect of portfolio transfers, acquisitions and disposals	—	1,903
Deconsolidation of Delta Lloyd	(832)	—
Foreign exchange rate movements	(206)	(357)
Other movements	(2)	—
Carrying amount at 31 December	45,659	48,305

The variance between actual and expected experience of £2.8 billion was primarily driven by unfavourable movements in investment markets in 2011, which had a direct or indirect impact on liability values. Falling equity markets reduced the value of unit linked investment contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on  profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
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
Realistic liabilities for GAOs in the UK with-profit funds were £977 million at 31 December 2011 (2010: £823 million). With the exception of the New With-Profits sub fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £193 million at 31 December 2011 (2010: £131 million).

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

(b) UK Life non-profit business
The Group’s UK non-profit funds are evaluated by reference to statutory reserving rules, including changes introduced in 2006 under FSA Policy Statement 06/14, Prudential Changes for Insurers.

(i) Guaranteed annuity options
Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £35 million at  31 December 2011 (2010: £31 million).

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

38 – Financial guarantees and options continued

(i) France
Guaranteed surrender value and guaranteed minimum bonuses
Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2011.
The most significant of these contracts is the AFER Eurofund which has total liabilities of £33 billion at 31 December 2011 (2010: £34 billion). Up to 2010, the guaranteed bonus on this contract equalled 75% of the average of the last two years’ declared bonus rates. Starting from year end 2010, Aviva France and the AFER association will agree the guaranteed bonus on this contract at every year end for the following year. This bonus was 3.43% for 2011 (2010: 3.55%) compared with an accounting income from the fund of 3.92% (2010: 4.01%).
Non-AFER contracts with guaranteed surrender values had liabilities of £14 billion at 31 December 2011 (2010: £13 billion) and  all guaranteed annual bonus rates are between 0% and 4.5%.

Guaranteed death and maturity benefits
In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2011 for this guarantee is £130 million (2010: £85 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2011, total sums at risk for these contracts were £631 million (2010: £242 million) out of total unit-linked funds of £12 billion (2010: £14 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £96 million (2010: £93 million) if yields were to decrease by 1% per annum and by £26 million (2010: £22 million) if equity markets were to decline by 10% from year end 2011 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Ireland
Guaranteed annuity options
Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £271 million (2010: £236 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.
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
These guarantees are currently ‘in-the-money’ by £6 million (2010: £13 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee
Until 2005, Aviva Life and Pensions Ireland wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The first tranche expired before the end of the previous financial reporting period. The provision for the second tranche over and above unit and sterling reserves, at the end of 2011 is £7 million (2010: £9 million).
It is estimated that the provision would increase by £2 million (2010: £3 million) if equity markets were to decline by 10% from the year end 2011 levels. However, the provision increase would be broadly off-set by an increase in the value of the hedging assets that were set up on sale of these policies. We would not expect any significant impact on this provision as a result of interest rate movements. It is estimated that the provision would increase by £0.8 million (2010: £0.5 million) if property values were to  decline by 10% from year end 2011 levels. This would be offset by an increase in the value of the hedging assets by £0.8 million (2010: £0.5 million).

38 – Financial guarantees and options continued

(iii) Spain and Italy
Guaranteed investment returns and guaranteed surrender values
The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2011, total liabilities for the Spanish business were  £3 billion (2010: £4 billion) with a further reserve of £5 million (2010: £12 million) for guarantees. Total liabilities for the Italian business were £11 billion (2010: £11 billion), with a further provision of £43 million (2010: £46 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by  £18 million (2010: £43 million) in Spain and £5 million (2010: £7 million) in Italy if interest rates fell by 1% from end 2011 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate  of 1.6% and no lapses or premium discontinuances.

(iv) United States
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
The US Treasury swap curve plus a risk adjustment of 2.48% (2010: 1.47%) for indexed life and 2.51% (2010: 1.48%) for indexed deferred annuities is used as the discount rate to calculate the fair value of the embedded options.
The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default. The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2011 is an increase of £453 million (2010: £216 million), and is principally attributable to market factors rather than instrument specific credit risk. At 31 December 2011, the total liabilities for indexed products were £22 billion (2010: £20 billion), including liabilities for the embedded option of £2.6 billion (2010: £2.5 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £152 million (2010: £151 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2010: £167 million).
The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2011, the liabilities for total return strategy products were £0.9 billion (2010: £1.0 billion).
The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2011, a total of £10.1 billion (2010: £8.9 billion) in indexed deferred annuities have elected this benefit, taking steps to guarantee retirement income.

(d) Sensitivity
In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on GAOs, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the  level assumed when the guarantee was made.

39 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2011 £m	2010 £m
Long-term business
Insurance contracts	3,747	3,650
Participating investment contracts	—	2
Non-participating investment contracts	1,626	1,463
Outstanding claims provisions	125	104
	5,498	5,219
General insurance and health
Outstanding claims provisions	974	1,113
Provisions for claims incurred but not reported	395	445
	1,369	1,558
Provision for unearned premiums	245	307
	1,614	1,865
Total	7,112	7,084

Of the above total, £5,086 million (2010: £4,675 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2011 £m	2010 £m
Carrying amount at 1 January	5,115	5,557
Asset in respect of new business	187	358
Expected change in existing business asset	7	(208)
Variance between actual and expected experience	290	81
Impact of operating assumption changes	(9)	(443)
Impact of economic assumption changes	433	(25)
Other movements	(260)	(318)
Change in asset	648	(555)
Effect of portfolio transfers, acquisitions and disposals	(2)	174
Deconsolidation of Delta Lloyd	(375)	—
Foreign exchange rate movements	(13)	(61)
Carrying amount at 31 December	5,373	5,115

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets.  The increase in the reinsurance asset from economic assumption changes mainly relates to the impact of a reduction in valuation interest rate assumptions in the UK and Ireland, with a corresponding increase made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related liabilities and other non-financial assets.

39 – Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2011 £m	2010 £m
Carrying amount at 1 January	1,558	1,643
Impact of changes in assumptions	87	17
Reinsurers’ share of claim losses and expenses
Incurred in current year	247	265
Incurred in prior years	(84)	(46)
Exceptional strengthening of general insurance latent claims provisions	10	—
Reinsurers’ share of incurred claim losses and expenses	173	219
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(125)
Incurred in prior years	(196)	(282)
Reinsurance recoveries received in the year	(334)	(407)
Unwind of discounting	19	23
Other movements	(1)	—
Change in reinsurance asset recognised as income	(56)	(148)
Effect of portfolio transfers, acquisitions and disposals	28	34
Deconsolidation of Delta Lloyd	(153)	—
Foreign exchange rate movements	(2)	28
Other movements	(6)	1
Carrying amount at 31 December	1,369	1,558

(iii) Reinsurers’ share of the provision for UPR

	2011 £m	2010 £m
Carrying amount at 1 January	307	332
Premiums ceded to reinsurers in the year	650	770
Less: Reinsurers’ share of premiums earned during the year	(678)	(800)
Change in reinsurance asset recognised as income	(28)	(30)
Reinsurers’ share of portfolio transfers and acquisitions	—	4
Deconsolidation of Delta Lloyd	(30)	—
Foreign exchange rate movements	(4)	(2)
Other movements	—	3
Carrying amount at 31 December	245	307

40 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2010 to 2011, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2011 £m	Effect on profit 2010 £m	Effect on profit 2009 £m
Assumptions
Long-term insurance business
Interest rates	(2,403)	(796)	(363)
Expenses	5	(1)	69
Persistency rates	(4)	2	—
Mortality for assurance contracts	35	71	11
Mortality for annuity contracts	(21)	(637)	6
Tax and other assumptions	99	167	(49)
Investment contracts
Interest rates	(82)	1	20
Expenses	—	1	40
Persistency rates	—	(21)	—
Tax and other assumptions	28	(3)	(89)
General insurance and health business
Change in loss ratio assumptions	5	(4)	(2)
Change in discount rate assumptions	(90)	(61)	57
Change in expense ratio and other assumptions	22	38	(21)
Total	(2,406)	(1,243)	(321)

40 – Effect of changes in assumptions and estimates during the year continued

The impact of interest rates for long-term business relates primarily to the UK and Netherlands driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

41 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.
The following movements have occurred in the year:

	2011 £m	2010 £m
Carrying amount at 1 January	3,428	3,866
Change in participating contract assets	(3,016)	(444)
Change in participating contract liabilities	244	169
Effect of special bonus to with-profit policyholders	—	(58)
Other movements	70	4
Change in liability recognised as an expense	(2,702)	(329)
Effect of portfolio transfers, acquisitions and disposals	—	(3)
Deconsolidation of Delta Lloyd	(144)	—
Foreign exchange rate movements	60	(61)
Other movements	8	(45)
Carrying amount at 31 December	650	3,428

In Italy, the UDS balance was £1,449 million negative at 31 December 2011 (2010: £420 million negative). In France and Spain, certain participating funds had negative UDS balances at 31 December 2011, although in aggregate the UDS balances for each of these business units was positive (2010: Spain £15 million negative).
Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
Losses of £17 million in Italy and £49 million in Spain were incurred for negative UDS considered irrecoverable (2010: Italy  £111 million, Spain £22 million).
In Italy the method for estimation of the recoverable negative UDS balance was changed in 2011, which is an alternative acceptable method under local accounting practice. The estimation basis uses a real-world embedded value method. In 2010 the recoverability test used a market-consistent embedded value method, with the reference rates based on the swap yield curve for  a AA-rated bank with no liquidity premium. Using a market-consistent embedded value method in 2011 with reference rates based on swaps with no liquidity premium would reduce the negative UDS balance to £61 million. The IFRS profit before tax would reduce by £1,445 million and total comprehensive income would reduce by £425 million net of tax and non-controlling interests. It is impracticable to determine the effect of the change in estimate for future periods.
Alternatively, using reference rates with allowance for a government spread premium based on the ‘ECB AAA and Other’ curve would reduce the negative UDS balance to £715 million. The IFRS profit before tax would reduce by £765 million and total comprehensive income would reduce by £225 million net of tax and non-controlling interests.
In Spain no change was made to the estimation basis that uses a market-consistent embedded value method.

42 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position and explains the movements in these balances in the year.

(a) Current tax
Current tax assets recoverable and liabilities payable in more than one year are £29 million and £48 million (2010: £76 million and £246 million), respectively.

(b) Deferred tax
(i) The balances at 31 December comprise:

	2011 £m	2010 £m
Deferred tax assets	238	288
Deferred tax liabilities	(1,171)	(1,758)
Net deferred tax liability	(933)	(1,470)

(ii) The net deferred tax liability arises on the following items:

	2011 £m	2010 £m
Long-term business technical provisions and other insurance items	455	1,051
Deferred acquisition costs	(598)	(678)
Unrealised gains on investments	(347)	(1,465)
Pensions and other post-retirement obligations	(245)	91
Unused losses and tax credits	462	713
Subsidiaries, associates and joint ventures	(10)	(9)
Intangibles and additional value of in-force long-term business	(445)	(656)
Provisions and other temporary differences	(205)	(517)
Net deferred tax liability	(933)	(1,470)

(iii) The movement in the net deferred tax liability was as follows:

	2011 £m	2010 £m
Net liability at 1 January	(1,470)	(820)
Acquisition and disposal of subsidiaries	53	(44)
Amounts credited/(charged) to income statement (note 10a)	513	(398)
Amounts charged to other comprehensive income (note 10b)	(354)	(146)
Deconsolidation of Delta Lloyd	326	—
Foreign exchange rate movements	(6)	7
Other movements	5	(69)
Net liability at 31 December	(933)	(1,470)

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
The Group has unrecognised tax losses and other temporary differences of £910 million (2010: £2,150 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £370 million will expire within the next 20 years. The remaining losses have no expiry date.
In addition, the Group has unrecognised capital losses of £418 million (2010: £384 million). These have no expiry date.
There are no temporary differences in respect of unremitted overseas retained earnings for which deferred tax liabilities have not been recognised at 31 December 2011 (2010: £nil). Due to the availability of new information in the year, certain comparative amounts have been amended from amounts previously reported.

43 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2011 £m	2010 £m
Deficits in the main staff pension schemes (note 44e(vii))	406	527
Other obligations to main staff pension schemes – insurance policies issued by Group companies*	—	1,445
Total IAS 19 obligations to main staff pension schemes	406	1,972
Deficits in other staff pension schemes	86	129
Total IAS 19 obligations to staff pension schemes	492	2,101
Restructuring provisions	106	152
Other provisions	398	690
Total	996	2,943
Less: Amounts classified as held for sale	(4)	—
Total	992	2,943
*
The 2010 comparatives include insurance policies in respect of Delta Lloyd which were non-transferable under the requirements of IAS 19 and so were treated as other obligations to staff pension schemes within provisions above. Delta Lloyd ceased to be a subsidiary on 6 May 2011. Further details are given in note 44(e)(vii).

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.
Of the total, £605 million (2010: £2,245 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

			2011
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	152	690	842
Additional provisions	82	69	151
Unused amounts reversed	(5)	(40)	(45)
Change in the discounted amount arising from passage of time	—	3	3
Charge to income statement	77	32	109
Utilised during the year	(50)	(124)	(174)
Disposal of subsidiaries	—	(6)	(6)
Effect of deconsolidation of Delta Lloyd	(55)	(177)	(232)
Foreign exchange rate movements	(18)	(17)	(35)
At 31 December	106	398	504

			2010
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	198	599	797
Additional provisions	129	281	410
Unused amounts reversed	(6)	(74)	(80)
Change in the discounted amount arising from passage of time	—	6	6
Charge to income statement	123	213	336
Utilised during the year	(160)	(119)	(279)
Acquisition of subsidiaries	—	2	2
Foreign exchange rate movements	(9)	(5)	(14)
At 31 December	152	690	842

44 – Pension obligations

This note describes the Group’s pension arrangements for its employees and explains how our obligations to these schemes are calculated.

(a) Introduction
The Group operates a large number of defined benefit and defined contribution pension schemes around the world. The only material defined benefit schemes are in the UK, Canada and Ireland and, prior to its deconsolidation, the Netherlands. Of these, the main UK scheme is by far the largest. This note gives full IAS 19 disclosures for these schemes while the smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 43). Similarly, while the charges to the income statement for the main schemes are shown in section (e)(iv) below, the total charges for all pension schemes are disclosed in section (d) below.
The assets of the UK, Irish and Canadian schemes are held in separate trustee-administered funds to meet long-term pension liabilities to past and present employees. In all schemes, the appointment of trustees of the funds is determined by their trust documentation, and they are required to act in the best interests of the schemes’ beneficiaries. The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes.
A full actuarial valuation of each of the defined benefit schemes is carried out at least every three years for the benefit of scheme trustees and members. Actuarial reports have been submitted for each scheme within this period, using appropriate methods for the respective countries on local funding bases.

(b) Membership
The number of scheme members was as follows:

	United Kingdom		Ireland		Canada
	2011 Number	2010 Number	2011 Number	2010 Number	2011 Number	2010 Number
Active members	—	7,261	1,063	1,082	636	732
Deferred members	57,328	52,833	998	933	577	578
Pensioners	30,447	29,754	707	683	1,284	1,288
Total members	87,775	89,848	2,768	2,698	2,497	2,598

As noted below, the final salary sections of both UK schemes were closed to future accrual with effect from 1 April 2011.

(c) UK schemes
In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme, the obligation to which was retained after the sale of RAC Limited in September 2011. New entrants join the defined contribution section of the ASPS, as the defined benefit section is closed. This scheme is operated by a trustee company, with  11 trustee directors, comprising representatives of the employers, staff, pensioners and an independent trustee (referred to below  as the trustees).
On 20 October 2010, following formal consultation, the Group confirmed its decision to close the final salary sections of both UK schemes with effect from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. The consequential reduction in the liabilities of both schemes, arising from projecting forward salaries using estimates of inflation rather than salary inflation, together with additional contributions to affected members’ defined contribution accounts and implementation costs, resulted in an overall gain on closure of £286 million, which was accounted for in 2010. Closure of the schemes has removed the volatility associated with adding future accrual for active members, and has also led to lower service costs and their cash funding since April 2011.

(i) Defined benefit section of the ASPS
The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed and funding levels are then monitored on an annual basis.
At 31 March 2009, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, which uses more prudent assumptions than are required for reporting under IAS 19, of £3.0 billion. As a result of that valuation, the Company and the trustees have agreed a long-term funding plan where contributions, together with anticipated growth in scheme investments, are expected to eliminate the funding deficit over time. Under this agreement, deficit funding payments of £378 million were made in 2010, and £178 million in 2011. Further funding payments of £150 million are expected in 2012. The funding payments, the reduction in scheme liabilities arising from scheme closures described above and the benefits arising from interest rate and inflation hedging activity have been partially offset by the impact of adverse market conditions, in particular significant falls in real gilt yields. At 31 December 2011, the funding deficit is estimated to have fallen to £2.3 billion. The employing companies’ contributions to the defined benefit section of the ASPS for the first three months of 2011 were 48% of employees’ pensionable salaries, together with the cost of redundancies during the year and the additional deficit funding described above, together totalling £239 million. Active members of this section of the ASPS contributed between 5% and 7.5% of their pensionable salaries during the same period in 2011.

44 – Pension obligations continued

(ii) Defined contribution (money purchase) section of the ASPS
The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 2% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2012.

(d) Credit/charges to the income statement
The total pension costs/(credit) of all the Group’s defined benefit and defined contribution schemes were:

	2011 £m	2010 £m	2009 £m
Continuing operations
UK defined benefit schemes	36	(227)	84
Overseas defined benefit schemes	22	8	2
Total defined benefit schemes (note 8b)	58	(219)	86
UK defined contribution schemes	75	53	53
Overseas defined contribution schemes	20	17	20
Total defined contribution schemes (note 8b)	95	70	73
Total charge/(credit) from continuing operations	153	(149)	159
Total charge from discontinued operations	7	44	101
Total charge/(credit) for pension schemes	160	(105)	260

The credit for the defined benefit schemes in 2010 arose from the £286 million gain on the closure of the UK scheme to future accrual, described in section (c) above. There were no significant contributions outstanding or prepaid as at either 31 December 2009, 2010 or 2011.

(e) IAS 19 disclosures
Disclosures under IAS 19 for the material defined benefit schemes in the UK, Ireland and Canada, and the Netherlands prior to the deconsolidation of Delta Lloyd, are given below. Where schemes provide both defined benefit and defined contribution pensions,  the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2012, including the ASPS deficit funding, are expected to be £250 million.

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

Alternative measurement methods
There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an ongoing approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However, there are only a limited number of organisations that would be able to offer these options for schemes of the size of those in our Group. The full buy-out cost would only be known if quotes were obtained from such organisations but, to illustrate the cost of a buy-out valuation, an estimate for the main UK scheme  is that the year-end liabilities of £8.4 billion could be valued some £5.4 billion higher, at £13.8 billion.
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

44 – Pension obligations continued

Valuations and assumptions
The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2011. Scheme assets are stated at their fair values at 31 December 2011.
The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK		Ireland
	2011	2010	2011	2010
Inflation rate	3.1%	3.5%	2.0%	2.0%
General salary increases	4.9%	5.3%	3.5%	3.5%
Pension increases	3.1%	3.5%	2.0%	2.0%
Deferred pension increases	3.1%	3.5%	2.0%	2.0%
Discount rate	4.9%	5.5%	5.7%	5.6%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds

		Canada		Netherlands
	2011	2010	2011	2010
Inflation rate	2.5%	2.5%	n/a	1.9%
General salary increases	3.75%	3.75%	n/a	2.9%*
Pension increases	1.25%	1.25%	n/a	1.9%**
Deferred pension increases	—	—	n/a	1.9%**
Discount rate	4.5%	5.0%	n/a	5.1%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds
*	Age-related scale increases plus 2.9%.
**	2.1% until 2011 and expected return less 3% thereafter.

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high-quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.7 billion and the service cost for the year by £9 million. It would also reduce the interest cost on those liabilities by £1 million.

Mortality assumptions
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.
The mortality tables, average life expectancy and pension duration used at 31 December 2011 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK – ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.9	93.2	89.9	92.1
			(29.9)	(33.2)	(29.9)	(32.1)
– RAC	SAPS series 1, including allowances for future improvement	65	87.7	90.7	89.8	91.8
			(22.7)	(25.7)	(24.8)	(26.8)
Ireland	94% PNA00 with allowance for future improvements	61	86.5	89.5	89.3	92.3
			(25.5)	(28.5)	(28.3)	(31.3)
Canada	UP1994, with Projection Scale AA applied on a generational basis	65	84.6	86.1	87.0	87.9
			(19.6)	(21.1)	(22.0)	(22.9)

The assumptions above are based on commonly used mortality tables and, in the UK, are those used by both schemes’ trustees in the most recent full actuarial valuations. These tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long and medium cohort projection tables (for the ASPS and RAC schemes respectively) and incorporating underpins to the rate of future improvement equal to 1.5% per annum for males and 1.0% per annum for females. The effect of assuming all members were one year younger would increase the liabilities in all the schemes by £265 million and the service cost for the year by £1 million.

44 – Pension obligations continued

The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 22 years in the RAC scheme,
19 years in the Irish scheme and 13 years in the Canadian scheme. The undiscounted benefits payable from the main UK defined benefit scheme are expected to be as shown in the chart below:

(ii) Assumptions on scheme assets
The expected rates of return on the schemes’ assets are:

		UK		Ireland		Canada		Netherlands
	2012	2011	2012	2011	2012	2011	2012	2011
Equities	5.8%	7.2%	5.9%	6.9%	5.8%	7.0%	n/a	6.2%
Bonds	3.4%	4.4%	3.2%	2.7%	3.2%	3.2%	n/a	3.6%
Property	4.3%	5.7%	4.4%	5.4%	n/a	n/a	n/a	2.9%
Cash	0.7%	0.6%	0.9%	2.7%	0.8%	1.0%	n/a	n/a

The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands, where the 2011 figures were developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets in the following section are stated after deducting investment expenses and, in Ireland, the government levy on pension fund assets.

(iii) Investments in Group-managed funds and insurance policies
Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £112 million (2010: £116 million) and insurance policies with other Group companies of £163 million (2010: £160 million) in the main UK scheme. Prior to the deconsolidation of Delta Lloyd, the assets of the Dutch scheme mainly consisted of insurance policies with that company, totalling £1,445 million at 31 December 2010. The Dutch insurance policies were considered non-transferable under the terms of IAS 19 and so, in the 2010 comparatives, were treated as other obligations to staff pension schemes within provisions (see note 43).
The treatment in the relevant parts of the financial statements is as follows:
■	Plan assets – the treatment of these funds and policies in the consolidated statement of financial position is described above.
■
Expected rates of return – where the relevant insurance policies are in segregated funds with specific asset allocations, their expected rates of return are included in the appropriate line in the table in section (ii) above.

■
Pension expense – to avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former in the discontinued operations part of the tables in section (iv) below.

44 – Pension obligations continued

(iv) Pension expense
As noted above, plan assets in the UK and Dutch schemes include insurance policies with other Group companies. To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former as shown in the tables below.
The total pension expense for these schemes comprises:

Recognised in the income statement

	2011 £m	2010 £m	2009 £m
Continuing operations
Current service cost	(51)	(126)	(106)
Past service cost	—	(10)	(25)
Gains on curtailments	—	347	36
Gains on settlements	—	—	11
Total pension (cost)/credit from continuing operations	(51)	211	(84)
Total pension cost from discontinued operations	(7)	(34)	(23)
Total pension (cost)/credit charged to net operating expenses	(58)	177	(107)
Expected return on scheme assets	452	457	408
Interest charge on scheme liabilities	(539)	(584)	(518)
Charge to finance costs from continuing operations	(87)	(127)	(110)
Charge to finance costs from discontinued operations	(26)	(68)	(73)
Total charge to finance costs	(113)	(195)	(183)
Total (charge)/credit to income arising from continuing operations	(138)	84	(194)
Total charge to income arising from discontinued operations	(33)	(102)	(96)
Total charge to income	(171)	(18)	(290)

The gains on curtailments in 2010 principally arose from closure of the UK schemes to future accrual, described in section (c) above.

Recognised in the statement of comprehensive income

	2011 £m	2010 £m	2009 £m
Continuing operations
Expected return on scheme assets	(452)	(457)	(408)
Actual return on these assets	1,815	1,001	951
Actuarial gains on scheme assets	1,363	544	543
Experience (losses)/gains arising on scheme liabilities	(46)	382	67
Changes in assumptions underlying the present value of the scheme liabilities	(321)	152	(1,739)
Actuarial gains/(losses)from continuing operations	996	1,078	(1,129)
Actuarial gains/(losses) from discontinued operations	11	(79)	(11)
Total actuarial gains/(losses) recognised in other comprehensive income	1,007	999	(1,140)

Attributable to equity shareholders of Aviva plc	1,002	1,033	(1,140)
Attributable to non-controlling interests	5	(34)	—
	1,007	999	(1,140)

44 – Pension obligations continued

The loss arising from changes in assumptions in 2011 primarily reflects the impact of lower discount rates for liabilities across all but the Irish schemes.
The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since  1 January 2004 (the date of transition to IFRS) is a loss of £224 million at 31 December 2011 (2010: cumulative loss of £1,231 million).

(v) Experience gains and losses
The following disclosures of experience gains and losses give a five-year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Fair value of scheme assets at the end of the year	11,791	9,971	8,754	7,936	8,814
Present value of scheme liabilities at the end of the year	(10,527)	(11,419)	(11,812)	(9,951)	(10,017)
Net surplus/(deficits) in the schemes	1,264	(1,448)	(3,058)	(2,015)	(1,203)
Difference between the expected and actual return
on scheme assets
Amount of gains/(losses)	1,363	547*	561*	(1,893)*	(138)*
Percentage of the scheme assets at the end of the year	11.6%	5.5%	6.4%	23.8%	1.6%
Experience gains/(losses) on scheme liabilities
(excluding changes in assumptions)
Amount of gains/(losses)	(46)	450*	77*	105*	(80)*
Percentage of the present value of scheme liabilities	0.4%	3.9%	0.7%	1.1%	0.8%

* Including gains and losses from discontinued operations.

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

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, while the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme’s surplus or deficit of assets compared with its liabilities.
The principal asset risks to which the scheme is exposed are:
■	Equity market risk – the effect of equity market falls on the value of plan assets.
■	Inflation risk – the effect of inflation rising faster than expected on the value of the plan liabilities.
■	Interest rate risk – falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
In 2011, there has been a further reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

44 – Pension obligations continued

(vii) Recognition in the statement of financial position
The assets and liabilities of the schemes, attributable to defined benefit members, including investments in Group insurance policies at 31 December 2011 were:

	UK	Ireland	Canada	Total
	£m	£m	£m	2011 £m
Equities	735	46	76	857
Bonds	8,663	233	129	9,025
Property	657	13	—	670
Other	1,135	90	14	1,239
Total fair value of assets	11,190	382	219	11,791
Present value of scheme liabilities	(9,606)	(539)	(382)	(10,527)
Net surplus/(deficits) in the schemes	1,584	(157)	(163)	1,264

Surplus included in other assets (note 24)	1,670	—	—	1,670
Deficits included in provisions (note 43)	(86)	(157)	(163)	(406)
	1,584	(157)	(163)	1,264

	UK	Ireland	Canada	Netherlands	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	50	54	244	2,783
Bonds	5,533	202	150	1,061	6,946
Property	558	17	—	81	656
Other	835	118	12	66	1,031
Total fair value of assets	9,361	387	216	1,452	11,416
Present value of scheme liabilities	(9,044)	(551)	(362)	(1,462)	(11,419)
Net surplus/(deficits) in the schemes	317	(164)	(146)	(10)	(3)

Surplus included in other assets (note 24)	524	—	—	—	524
Deficits included in provisions (note 43)	(207)	(164)	(146)	(10)	(527)
	317	(164)	(146)	(10)	(3)

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
Prior to the deconsolidation of Delta Lloyd, the Dutch insurance policies (£1,445 million at 31 December 2010) were considered non-transferable under the terms of IAS 19 and so were treated as other obligations to staff pension schemes within the 2010 comparatives for provisions (see note 43).
The total IAS 19 obligations and strict IAS 19 assets (i.e. excluding the non-transferable insurance policies) of the schemes at  31 December 2010 gave a net deficit of £1,448 million, as shown in the following table.

	UK	Ireland	Canada	Netherlands	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	50	54	—	2,539
Bonds	5,533	202	150	—	5,885
Property	558	17	—	—	575
Other	835	118	12	7	972
Total fair value of assets	9,361	387	216	7	9,971
Present value of scheme liabilities	(9,044)	(551)	(362)	(1,462)	(11,419)
Net surplus/(deficits) in the schemes	317	(164)	(146)	(1,455)	(1,448)

Surplus included in other assets (note 24)	524	—	—	—	524
Deficits included in provisions (note 43)	(207)	(164)	(146)	(1,455)	(1,972)
	317	(164)	(146)	(1,455)	(1,448)

The present value of unfunded post-retirement benefit obligations included in the totals in both sets of tables above is £116 million (2010: £130 million).

44 – Pension obligations continued

(viii) Movements in the scheme deficits and surpluses
Movements in the pension schemes’ surpluses and deficits comprise:

					2011
	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies £m	IAS 19 pensions net surplus/ (deficit) £m
Net deficits in the schemes at 1 January	11,416	(11,419)	(3)	(1,445)	(1,448)
Employer contributions	452	—	452	(66)	386
Employee contributions	12	(12)	—	(9)	(9)
Benefits paid	(356)	356	—	15	15
Current and past service cost (see (iv) above)	—	(58)	(58)	—	(58)
Credit/(charge) to finance costs (see (iv) above)	465	(565)	(100)	(13)	(113)
Actuarial gains/(losses) (see (iv) above)	1,347	(356)	991	16	1,007
Disposals	(23)	30	7	—	7
Deconsolidation of Delta Lloyd	(1,589)	1,558	(31)	1,582	1,551
Exchange rate movements on foreign plans	67	(61)	6	(80)	(74)
Net surplus in the schemes at 31 December	11,791	(10,527)	1,264	—	1,264

					2010
	Scheme assets £m	Scheme liabilities £m	Pension scheme net deficit £m	Adjust for Group insurance policies £m	IAS 19 pensions net deficit £m
Deficits in the schemes at 1 January	10,105	(11,812)	(1,707)	(1,351)	(3,058)
Employer contributions	579	—	579	(34)	545
Employee contributions	15	(15)	—	(9)	(9)
Benefits paid	(385)	385	—	47	47
Current and past service cost (see (iv) above)	—	(170)	(170)	—	(170)
Gains/(losses) on curtailments (see (iv) above)	(1)	348	347	—	347
Credit/(charge) to finance costs (see (iv) above)	522	(652)	(130)	(65)	(195)
Actuarial gains/(losses) (see (iv) above)	623	456	1,079	(80)	999
Transfers	1	2	3	(1)	2
Exchange rate movements on foreign plans	(43)	39	(4)	48	44
Net deficits in the schemes at 31 December	11,416	(11,419)	(3)	(1,445)	(1,448)

The change from a net deficit to a net surplus during 2011 is mainly attributable to increases in investment values and additional employer contributions, partly offset by changes in actuarial assumptions.

45 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings
Total borrowings comprise:

	2011 £m	2010 £m
Core structural borrowings, at amortised cost	5,255	6,066
Operational borrowings, at amortised cost	1,889	4,193
Operational borrowings, at fair value	1,306	4,690
	3,195	8,883
Total	8,450	14,949

(b) Core structural borrowings
(i) The carrying amounts of these borrowings are:

				2011				2010
	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	690	—	690	—	690	—	690
5.750% €800 million subordinated notes 2021	—	—	—	—	—	685	—	685
5.250% €650 million subordinated notes 2023	—	510	—	510	—	521	—	521
5.700% €500 million undated subordinated notes	416	—	—	416	426	—	—	426
6.125% £800 million undated subordinated notes	792	—	—	792	791	—	—	791
Floating rate US$300 million subordinated notes 2017	—	193	—	193	—	192	—	192
6.875% £400 million subordinated notes 2058	—	398	—	398	—	398	—	398
6.875% £200 million subordinated notes 2058	—	199	—	199	—	199	—	199
6.875% €500 million subordinated notes 2038	—	416	—	416	—	427	—	427
10.6726% £200 million subordinated notes 2019	—	200	—	200	—	200	—	200
10.464% €50 million subordinated notes 2019	—	42	—	42	—	43	—	43
6.625% £450 million subordinated notes 2041	—	446	—	446	—	—	—	—
8.25% $400 million subordinated notes 2041	—	248	—	248	—	—	—	—
	1,208	3,342	—	4,550	1,217	3,355	—	4,572
Debenture loans
9.5% guaranteed bonds 2016	—	—	199	199	—	—	199	199
4.25% senior bonds 2017 issued by Delta Lloyd N.V.	—	—	—	—	—	—	489	489
2.5% subordinated perpetual loan notes	—	—	—	—	—	151	—	151
Other loans	—	—	—	—	—	—	12	12
	—	—	199	199	—	151	700	851
Commercial paper	—	—	506	506	—	—	643	643
Total	1,208	3,342	705	5,255	1,217	3,506	1,343	6,066

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the FSA in GENPRU Annex 1 ‘Capital Resources’.
Subordinated debt is stated net of notes held by Group companies of £32 million (2010: £34 million). All the above borrowings  are stated at amortised cost.
As described in note 54(a), the Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt, included in the table above, at 31 December 2011 was £1,815 million (2010: £2,791 million).

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2011			2010
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	506	312	818	655	512	1,167
1 to 5 years	200	1,237	1,437	—	1,783	1,783
5 to 10 years	435	1,395	1,830	1,128	2,090	3,218
10 to 15 years	510	1,236	1,746	1,243	1,788	3,031
Over 15 years	3,643	2,859	6,502	3,382	6,244	9,626
Total contractual undiscounted cash flows	5,294	7,039	12,333	6,408	12,417	18,825

45 – Borrowings continued

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million (2010: £84 million).
Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(c) Operational borrowings
(i) The carrying amounts of these borrowings are:

	2011 £m	2010 £m
Amounts owed to financial institutions
Loans	1,889	2,550
Securitised mortgage loan notes
UK lifetime mortgage business	1,306	1,288
Dutch domestic mortgage business	—	5,045
	1,306	6,333
Total	3,195	8,883

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,306 million (2010: £1,288 million) and £nil (2010: £3,402 million) of the loan notes issued in connection with the Dutch domestic mortgage business, which were carried at fair value prior to the deconsolidation of Delta Lloyd. For the UK loan notes carried at fair value, their values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as ‘Level 2’ in the fair value hierarchy. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.
The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 21.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2011			2010
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Less than 1 year	677	39	716	1,560	220	1,780
1 to 5 years	995	124	1,119	1,157	899	2,056
5 to 10 years	247	82	329	266	1,084	1,350
10 to 15 years	510	64	574	317	956	1,273
Over 15 years	1,008	439	1,447	5,198	4,077	9,275
	3,437	748	4,185	8,498	7,236	15,734

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features
(i) Subordinated debt
A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
US$300 million	19 Dec 2006	19 Jun 2017	19 Jun 2012	3 month US LIBOR + 0.84%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%
£450 million	26 May 2011	3 June 2041	3 June 2021	6 month LIBOR + 4.136%
US$400 million	22 Nov 2011	1 Dec 2041	1 Dec 2016	8.25% (fixed)

45 – Borrowings continued

Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2011 was £3,814 million (2010: £4,370 million), calculated with reference to quoted prices.

(ii) Debenture loans
The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.
Other loans totalling £nil (2010: £12 million) related to borrowings in the US which were fully repaid during the year.
All these borrowings are at fixed rates and their fair value at 31 December 2011 was £246 million (2010: £860 million), calculated with reference to quoted prices.

(iii) Commercial paper
The commercial paper consists of £506 million issued by the Company (2010: £504 million) and is considered core structural funding.
All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Loans
Loans comprise:

	2011 £m	2010 £m
Non-recourse
Loans to property partnerships (see (a) below)	1,128	1,098
Loans to Irish investment funds (see (b) below)	33	34
UK Life reassurance (see (c) below)	254	217
Other non-recourse loans (d)	224	193
	1,639	1,542
Other loans (see (e) below)	250	1,008
	1,889	2,550

(a) As explained in accounting policy C, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Group. Loans of £1,128 million (2010: £1,098 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

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

(d) Other non-recourse loans include external debt raised by special purpose vehicles in the UK long-term business. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Group.

(e) Other loans include external debt raised by overseas long-term businesses to fund operations.

45 – Borrowings continued

(v) Securitised mortgage loan notes
Loan notes have been issued by special purpose securitisation companies in the UK and, prior to the deconsolidation of Delta Lloyd, the Netherlands. Details of these securitisations are given in note 21.

(e) Movements during the year
Movements in borrowings during the year were:

			2011
	Core structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	3,853	1,042	4,895
Repayment of borrowings, including commercial paper	(3,848)	(1,283)	(5,131)
Net cash inflow/(outflow)	5	(241)	(236)
Foreign exchange rate movements	9	193	202
Borrowings acquired/(loans repaid) for non-cash consideration	—	34	34
Fair value movements	—	8	8
Amortisation of discounts and other non-cash items	3	—	3
Deconsolidation of Delta Lloyd	(816)	(5,683)	(6,499)
Movements in debt held by Group companies*	(12)	1	(11)
Movements in the year	(811)	(5,688)	(6,499)
Balance at 1 January	6,066	8,883	14,949
Balance at 31 December	5,255	3,195	8,450

Movements in borrowings during the previous year were:

			2010
	Core structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,921	726	3,647
Repayment of borrowings, including commercial paper	(2,274)	(613)	(2,887)
Net cash inflow	647	113	760
Foreign exchange rate movements	(77)	(801)	(878)
Borrowings acquired/(loans repaid) for non-cash consideration	—	(4)	(4)
Fair value movements	—	59	59
Amortisation of discounts and other non-cash items	1	—	1
Movements in debt held by Group companies*	6	5	11
Movements in the year	577	(628)	(51)
Balance at 1 January	5,489	9,511	15,000
Balance at 31 December	6,066	8,883	14,949
*
Certain subsidiary companies have purchased issued subordinates notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2010 and 2011 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

(f) Undrawn borrowings
The Group and Company have the following undrawn committed central borrowing facilities available to it, of which £750 million (2010: £750 million) is used to support the commercial paper programme:

	2011 £m	2010 £m
Expiring within one year	955	975
Expiring beyond one year	1,160	1,135
	2,115	2,110

46 – Payables and other financial liabilities

This note analyses our payables and other financial liabilities at the end of the year.

	2011 £m	2010 £m
Payables arising out of direct insurance	1,098	1,426
Payables arising out of reinsurance operations	360	571
Deposits and advances received from reinsurers	346	773
Bank overdrafts	668	760
Derivative liabilities (note 54)	1,850	2,382
Bank customer accounts	—	4,780
Bank deposits received from other banks	—	1,772
Amounts due to brokers for investment purchases	60	498
Obligations for repayment of cash collateral received (notes 22d(i) & 54c)	5,229	4,825
Obligations under stock repurchase arrangements (note 22d(ii))	—	853
Other financial liabilities	1,628	1,652
	11,239	20,292
Less: Amounts classified as held for sale	(9)	—
	11,230	20,292
Expected to be settled within one year	10,253	19,155
Expected to be settled in more than one year	977	1,137
	11,230	20,292

Bank overdrafts arise substantially from un-presented cheques and amount to £211 million (2010: £319 million) in long-term business operations and £457 million (2010: £441 million) in general business and other operations.
All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

47 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2011 £m	2010 £m
Deferred income	359	789
Reinsurers’ share of deferred acquisition costs	12	79
Accruals	1,336	1,896
Other liabilities	1,128	1,415
	2,835	4,179
Less: Amounts classified as held for sale	(7)	—
	2,828	4,179
Expected to be settled within one year	2,195	3,734
Expected to be settled in more than one year	633	445
	2,828	4,179

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

(b) Asbestos, pollution and social environmental hazards
In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising there from, including claims in respect of pollution and other environmental hazards. Among these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance,  the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 38 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on GAOs, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance
The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group’s UK business and monitors the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers, but in some cases they operate a system of ‘prior product approval’ and hence place less emphasis than the FSA on regulating sales and marketing practices.
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

(e) Payment protection insurance (PPI) mis-selling
In September 2009, the FSA launched an investigation into sales practices for payment protection insurance (PPI). On 10 August 2010, the FSA announced that mis-selling of PPI policies had been widespread and that consumers who could prove mis-selling would be entitled to financial redress from distributors of the policies. The directors do not consider that the Group is liable for mis-selling in its role as underwriter and so no provision is currently necessary.

48 – Contingent liabilities and other risk factors continued

(f) Structured settlements
In Canada, annuities have been purchased from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Group is exposed to credit risk to the extent that any of the life insurers fail to  fulfil their obligations. The Group’s maximum exposure to credit risk for these arrangements is approximately £686 million as at  31 December 2011 (2010: £683 million) based on estimated replacement cost for the underlying annuities. The credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. The risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. No information has come to the Group’s attention that would suggest any weakness or failure in the Canadian life insurers from which it has purchased annuities.

(g) Other
In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.
The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies.  At 31 December 2011, the total exposure of the Group and Company is £nil (2010: £nil) and £334 million (2010: £343 million) respectively and, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.
In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties  in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.
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

(a) Capital commitments
Contractual commitments for acquisitions or capital expenditures of investment property and property and equipment, which have not been recognised in the financial statements, are as follows:

	2011 £m	2010 £m
Investment property	23	63
Property and equipment	36	160
	59	223

Contractual obligations for future repairs and maintenance on investment properties are £nil (2010: £1 million).
The Group has capital commitments to its joint ventures of £258 million (2010: £45 million) and to other investment vehicles of £nil (2010: £nil).

(b) Operating lease commitments
(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2011 £m	2010 £m
Within 1 year	313	374
Later than 1 year and not later than 5 years	562	1,206
Later than 5 years	1,738	2,270
	2,613	3,850

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2011 £m	2010 £m
Within 1 year	120	136
Later than 1 year and not later than 5 years	400	423
Later than 5 years	667	737
	1,187	1,296
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	56	63

50 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2011 £m	2010 £m	2009 £m
Profit before tax from continuing operations	635	1,939	2,012
Adjustments for:
Share of loss/(profits) of joint ventures and associates	123	(141)	463
Dividends received from associates	71	16	22
(Profit)/loss on sale of:
Investment property	(10)	(41)	(337)
Property and equipment	(4)	5	(8)
Subsidiaries, joint ventures and associates	(565)	(163)	(122)
Investments	(1,378)	(1,737)	2,541
	(1,957)	(1,936)	2,074
Fair value (gains)/losses on:
Investment property	(148)	(464)	1,016
Investments	5,527	(7,027)	(14,933)
Borrowings	1	12	(33)
	5,380	(7,479)	(13,950)
Depreciation of property and equipment	57	64	101
Equity compensation plans, equity settled expense	48	50	56
Impairment and expensing of:
Goodwill on subsidiaries	160	3	30
Financial investments, loans and other assets	118	83	148
Acquired value of in-force business and intangibles	56	16	25
Non-financial assets	1	(1)	(1)
	335	101	202
Amortisation of:
Premium or discount on debt securities	82	84	341
Premium or discount on borrowings	3	2	3
Premium or discount on non participating investment contracts	45	17	15
Financial instruments	3	73	(75)
Acquired value of in-force business and intangibles	390	324	353
	523	500	637
Change in unallocated divisible surplus	(2,721)	(362)	1,479
Interest expense on borrowings	711	576	652
Net finance charge on pension schemes	87	127	110
Foreign currency exchange losses/(gains)	35	(36)	(150)

Changes in working capital
(Increase)/decrease in reinsurance assets	(584)	658	(197)
(Increase) in deferred acquisition costs	(246)	(604)	(553)
Increase in insurance liabilities and investment contracts	2,044	14,017	13,484
Increase in other assets and liabilities	908	1,306	1,512
	2,122	15,377	14,246
Net purchases of operating assets
Purchases of investment property	(1,211)	(1,070)	(337)
Proceeds on sale of investment property	719	798	1,251
Net purchases of financial investments	(4,850)	(7,187)	(4,505)
	(5,342)	(7,459)	(3,591)
Cash generated from operating activities – continuing operations	107	1,337	4,363
Cash generated from operating activities – discontinued operations	31	876	(1,077)
Total cash generated from operating activities	138	2,213	3,286

Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of the Group’s balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one year to another. Shareholder cash has remained broadly unchanged at £8.6 billion (2010: £8.5 billion; 2009: £6.6 billion).
Purchases and sales of operating assets, including financial investments, are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. During the year, the net operating cash inflow reflects a number of factors, including changes in the investment strategy of funds to hold a lower weighting of cash and higher levels of financial investments, the level of premium income and the timing of receipts of premiums and the payment of creditors, claims and surrenders. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

50 – Statement of cash flows continued

(b) Cash flows in respect of, and additions to, the acquisition of subsidiaries, joint ventures and associates comprised:

	2011 £m	2010 £m	2009 £m
Cash consideration for subsidiaries, joint ventures and associates acquired and additions	114	239	469
Less: Cash and cash equivalents acquired with subsidiaries	—	(781)	(5)
Cash flows on acquisitions and additions – continuing operations	114	(542)	464
Cash flows on acquisitions and additions – discontinued operations	—	65	132
Cash flows on acquisitions and additions	114	(477)	596

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates comprised:

	2011 £m	2010 £m	2009 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	988	241	607
Less: Net cash and cash equivalents divested with subsidiaries	(111)	(19)	(167)
Cash flows on disposals – continuing operations	877	222	440
Cash flows on disposals – discontinued operations	(502)	29	(239)
Cash flows on disposals	375	251	201

The above figures form part of cash flows from investing activities.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2011 £m	2010 £m	2009 £m
Cash at bank and in hand	8,854	9,740	10,681
Cash equivalents	14,215	15,715	14,495
	23,069	25,455	25,176
Bank overdrafts	(668)	(760)	(925)
	22,401	24,695	24,251

51 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment
The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2011 £m	2010 £m
Long-term savings	15,079	14,856
General insurance and health	5,875	4,747
Fund management	218	215
Other business	(1,102)	(119)
Corporate*	(228)	(997)
Delta Lloyd	776	5,089
Total capital employed	20,618	23,791
Financed by
Equity shareholders’ funds	12,643	12,794
Non-controlling interests	1,530	3,741
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,550	4,572
External debt	705	1,494
Total capital employed	20,618	23,791
*
‘ Corporate’ includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

–
Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

–
Certain subsidiaries, subject to continuing to satisfy standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

51 – Group capital structure continued

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.
At 31 December 2011, we had £20.6 billion (2010: £23.8 billion) of total capital employed in our trading operations, measured  on an IFRS basis. The reduction is primarily driven by the deconsolidation of Delta Lloyd and the impact of financial markets.
In May 2011 we issued £450 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2021.  In November 2011 we issued a further US$400 million of Lower Tier 2 hybrid capital securities maturing in 2041 which may be called from 2016. These instruments are expected to comply for Tier 2 treatment under Solvency II. The transactions had a positive impact on Group IGD solvency and Economic Capital measures. Also in November 2011 €800 million of Lower Tier 2 hybrid capital securities were redeemed at first call.

52 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.
The analysis below sets out the Group’s available capital resources.

Available capital resources

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund5 £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations6 £m	2011 Total £m	2010 Total £m
Total shareholders’ funds	3	(234)	14	(217)	4,999	4,782	9,891	14,673	690	15,363	17,725
Other sources of capital1	—	—	—	—	200	200	38	238	4,586	4,824	4,961
Unallocated divisible surplus2	189	—	1,479	1,668	15	1,683	(1,033)	650	—	650	3,428
Adjustments onto a regulatorybasis:
Shareholders’ share of accruedbonus	(22)	(99)	(189)	(310)	—	(310)	(41)	(351)	—	(351)	(673)
Goodwill and other intangibles3	—	—	—	—	(204)	(204)	(3,068)	(3,272)	(1,651)	(4,923)	(6,455)
Regulatory valuation and admissibility restrictions4	70	1,492	325	1,887	(2,231)	(344)	(2,042)	(2,386)	(893)	(3,279)	(2,405)
Total available capital resources	240	1,159	1,629	3,028	2,779	5,807	3,745	9,552	2,732	12,284	16,581
Analysis of liabilities:
Participating insurance liabilities	2,053	15,320	12,347	29,720	921	30,641	24,953	55,594	—	55,594	64,043
Unit-linked liabilities	—	—	—	—	3,447	3,447	6,721	10,168	—	10,168	21,450
Other non-participating life insurance	362	2,710	423	3,495	30,716	34,211	34,887	69,098	—	69,098	75,086
Total insurance liabilities	2,415	18,030	12,770	33,215	35,084	68,299	66,561	134,860	—	134,860	160,579
Participating investment liabilities	642	3,174	6,125	9,941	2,395	12,336	52,649	64,985	—	64,985	69,482
Non-participating investment liabilities	(4)	(29)	—	(33)	30,630	30,597	15,062	45,659	—	45,659	48,305
Total investment liabilities	638	3,145	6,125	9,908	33,025	42,933	67,711	110,644	—	110,644	117,787
Total liabilities	3,053	21,175	18,895	43,123	68,109	111,232	134,272	245,504	—	245,504	278,366
1
Other sources of capital include subordinated debt of £4,549 million issued by Aviva and £275 million of other qualifying capital issued by Dutch, Italian and Spanish subsidiary and associate undertakings.

2	Unallocated divisible surplus for overseas life operations is included gross of minority interest. 2011 includes a negative balance of £1,449 million in Italy (2010: £420 million negative).
3	Goodwill and other intangibles includes goodwill of £262 million in joint ventures and associates.
4	Including an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
5	Includes the Provident Mutual with-profit fund.
6	Other operations include general insurance and fund management business.

52 – Capital statement continued

Analysis of movements in capital of long-term businesses
For the year ended 31 December 2011

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	235	1,296	1,833	3,364	2,765	6,129	8,394	14,523
Effect of new business	(5)	(302)	—	(307)	139	(168)	(628)	(796)
Expected change in available capital resources	23	177	91	291	417	708	824	1,532
Variance between actual and expected experience*	1	130	95	226	—	226	(3,276)	(3,050)
Effect of operating assumption changes	15	56	65	136	19	155	(24)	131
Effect of economic assumption changes	(31)	(230)	(309)	(570)	—	(570)	(135)	(705)
Effect of changes in management policy	—	—	(3)	(3)	—	(3)	8	5
Effect of changes in regulatory requirements	—	—	—	—	—	—	(6)	(6)
Transfers, acquisitions and disposals	—	—	—	—	—	—	(8)	(8)
Deconsolidation of Delta Lloyd	—	—	—	—	—	—	(1,598)	(1,598)
Foreign exchange rate movements	—	—	—	—	—	—	(15)	(15)
Other movements	2	32	(143)	(109)	(561)	(670)	209	(461)
Available capital resources at 31 December	240	1,159	1,629	3,028	2,779	5,807	3,745	9,552
*
The negative variance between actual and expected experience is driven by reductions in the market value of assets backing participating funds in continental Europe, and consequential reductions in unallocated divisible surplus.

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
NWPSF is fully supported by the reattributed estate of £1,113 million (this is known as RIEESA), at 31 December 2011
(31 December 2010: £1,218 million), held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations), in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis therefore it forms part of the NWPSF available capital resources.
The WPSF/RIEESA uses internal hedging to limit the impacts of equity market performance. These funds are still exposed to equity volatility which has increased significantly during the year, reducing available capital resources.
In aggregate, the Group has at its disposal total available capital of £12.3 billion (2010: £16.6 billion), representing the aggregation of the solvency capital of all of our businesses.
This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.
After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.0 billion (2010: £3.4 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.
For the remaining life and general insurance operations, the total available capital amounting to £9.3 billion (2010: £13.2 billion) is significantly higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.
As the total available capital of £12.3 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently, it understates the economic capital of the business which is considerably higher. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.
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

52 – Capital statement continued

	31 December 2011						31 December 2010
	Estimated realistic assets £bn	Realistic liabilities*1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin5 £bn	Estimated excess available capital £bn	Excess £bn
NWPSF	18.6	(18.6)	—	1.1	(0.4)	0.7	0.8
OWPSF	3.0	(2.7)	0.3	—	(0.1)	0.2	0.2
WPSF4	19.4	(17.8)	1.6	—	(0.6)	1.0	1.4
Aggregate	41.0	(39.1)	1.9	1.1	(1.1)	1.9	2.4
*
These realistic liabilities include the shareholders’ share of future bonuses of £0.3 billion (31 December 2010: £0.7 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £38.8 billion (31 December 2010: £41.5 billion).

1
These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1billion for NWPSF, OWPSF and WPSF respectively (31 December 2010: £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively).

2	Estimated realistic inherited estate at 31 December 2010 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3
This represents the reattributed estate of £1.1 billion at 31 December 2011 (31 December 2010: £1.2 billion) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations).

4	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.
5	The risk capital margin (RCM) is 2.7 times covered by the inherited estate and support arrangement (31 December 2010: 3.7 times).

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
For overseas businesses in the European Economic Area (EEA), US, Canada, Hong Kong and Singapore, the available capital and the minimum requirement are calculated under the locally applicable regulatory regimes. The businesses outside these territories are subject to the FSA rules for the purposes of calculation of available capital and capital resource requirement.
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

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite, risk modelling, roles and responsibilities, risk policies and procedures and risk governance and oversight. Additional information on the key elements of the RMF is included in the risk and capital management section of the performance review. The Group’s approach to risk management ensures that significant existing or emerging risks are actively identified, measured, managed, monitored and reported on a continuous basis.
For the purposes of risk identification and measurement, risks are usually grouped by risk type: credit, market, liquidity, general insurance, life insurance and operational risk. Risk falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation. Additional information on the group’s risks is included in the risk section of the Performance review.
To promote a consistent and rigorous approach to risk management across all our businesses and locations in which we operate, we have a set of formal risk policies and business standards. These risk policies and business standards set out our appetite for different risk types and provide risk management and control requirements for the Group’s worldwide operations.
 A regular top-down key risk identification and assessment process is carried out in the risk function at group level based on group and regional chief risk officer and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews and is replicated at regional and business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
Risk models are an important tool in our measurement of risk and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk it is willing to take. The Group’s position against risk appetite is monitored and reported to the Board on a regular basis.
The risk governance framework allocates responsibility for the oversight of risk management to a number of committees at group centre, with the Asset Liability Committee (ALCO) providing a key focus on business and financial risks and the Operational Risk Committee (ORC) providing a key focus on operational risks. The group-level committees are in turn supported by similar governance structures in the regions.

Risk management in relation to Delta Lloyd
During 2011 Aviva has completed a partial disposal of its equity holding in Delta Lloyd. At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd’s issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd assets and liabilities. As a result of the partial disposal of Delta Lloyd on 6 May 2011 Aviva’s share of Delta Lloyd’s voting rights has fallen below 50% and so Delta Lloyd has been deconsolidated. Aviva has retained a 42% associate interest. Aviva continues to actively monitor the quality of Delta Lloyd’s balance sheet and risk profile through:
■	membership of the Supervisory Board with access to Board papers and its committees;
■	Delta Lloyd’s submission of financial data to meet the group external reporting requirements;
■	Delta Lloyd’s submission of information to meet the group’s regulatory commitments; and
■	reviewing of the quarterly risk profile (ORSA report) as approved by the Delta Lloyd Executive Board.

To enable Aviva to satisfy its ongoing financial reporting, audit and other legal and regulatory requirements, including Aviva’s risk management and control procedures, Delta Lloyd will continue to provide to Aviva the relevant information to satisfy its legal, regulatory requirements in line with the Strategic Investment Agreement. This includes other certifications as required in connection with Aviva’s UK listing. Aviva is entitled to nominate, and propose replacements, for two Supervisory Board members.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk arises as a consequence of asset investments made to achieve the returns required to satisfy policyholder liabilities and to provide enhanced long-term risk-adjusted returns to shareholders. Aviva is exposed to third party credit quality changes through a range of other activities including reinsurance. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.

53 – Risk management continued

Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Credit risk categories include spread risk, default risk and rating migration risk:
■
Spread risk arises from changes in level or volatility of third party credit spreads over risk-free interest rates, that can be caused by credit concerns (improving or worsening) on the issuer, or from market factors, such as risk appetite and liquidity within the market.

■
Default risk is the risk that a counterparty is unable or unwilling to meet its financial obligations when they fall due, and includes delays in repayments, restructuring of repayments/interest schedule and bankruptcy.

■	Rating migration risk is the risk that a change in external credit rating of a counterparty adversely impacts Aviva.

Our credit risks arise principally through exposures to debt security investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance counterparties.
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
Management of credit risk is effected through six core elements:
■	The setting up of an overall credit risk appetite by the Board Risk Committee, which controls the total credit risk to which the group is exposed.
■
The maintenance of and adherence to an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the management of the credit to ensure accountability and clarity including clear delegations of authority and a group wide credit risk policy and associated business standards.

■	The accurate and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings.
■
The implementation of a sophisticated capital charge-based credit limit framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity, etc) and provides a counterparty level aggregation methodology covering all exposures to a counterparty. This is then managed against centrally set limits. Gross exposure limits are also set to ensure that any unexpected jump to default risks are appropriately restricted. Additional limit and controls are applied for structured assets and reinsurance counterparty exposures.

■
Additional committee and risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, systemic factors such as sector and geographic concentrations, monitoring and addressing key credit themes and news that emerge in the markets. The Credit Approvals Committee provides a forum to ensure that all key recommendations are considered, and decisions implemented throughout the group. The regional and group ALM and risk functions ensure that qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects.

■
Risk mitigation techniques are used where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as to bring or keep exposure limits within appetite, and include methods such as collateralisation and the purchase of credit protection such as credit default index swaps. Collateral held either takes the form of cash, disclosed in note 46 as a payable, or other financial assets, disclosed in note 22(d). Where a financial asset is recognised in the statement of financial position at fair value, that value reflects the credit enhancement as a result of the relevant collateral received.

53 – Risk management continued

A detailed breakdown of the group’s current credit exposure by credit quality is shown below.

Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the group. Not rated assets capture assets not rated by external ratings agencies.

	Credit rating
At 31 December 2011	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	32.4%	13.2%	29.9%	16.3%	2.8%	5.4%	153,252
Reinsurance assets	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	7,112
Other investments	0.2%	0.8%	1.4%	2.3%	0.4%	94.9%	30,160
Loans	0.9%	1.3%	1.2%	0.2%	0.8%	95.6%	28,116

	Credit rating
At 31 December 2010	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	167,482
Reinsurance assets	0.2%	58.8%	25.3%	1.5%	0.1%	14.1%	7,084
Other investments	0.2%	1.1%	1.4%	0.4%	0.1%	96.8%	36,730
Loans	3.8%	5.8%	2.2%	0.4%	0.7%	87.1%	43,074

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.
The impact of collateral held on the net credit exposure is shown below.

			2011			2010
At 31 December 2011	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m
Debt securities	153,252	(15,594)	137,658	167,482	(15,383)	152,099
Reinsurance assets	7,112	(443)	6,669	7,084	(434)	6,650
Other investments	30,160	(4,989)	25,171	36,730	(3,704)	33,026
Loans	28,116	(5,825)	22,291	43,074	(4,669)	38,405

Financial exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. Gross of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2010 and is detailed in note 22(e) on page 195. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher-risk assets.

53 – Risk management continued

Other investments
Other investments (including assets of operations classified as held for sale £217 million) include:
■	£27,260 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.
■	Derivative financial instruments of £1,498 million, representing positions to mitigate the impact of adverse market movements.
■	Other assets of £1,619 million, including deposits with credit institutions and minority holdings in property management undertakings.
The group loan portfolio principally comprises:
■	Policy loans which are generally collateralised by a lien or charge over the underlying policy.
■	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities.
■	Mortgage loans collateralised by property assets.

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

Loans
The majority of the group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:
■	property collateralisation (i.e. loan to value);
■	interest and debt service cover; and
■	diversity of the tenant base.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk
The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the group credit policy, associated business standards and the credit limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement. The impact of aggregation of credit risk is monitored as described above. With the exception of government bonds, the largest aggregated counterparty exposure is approximately 1.2% of the Group’s total shareholder assets.

53 – Risk management continued

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
The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2011, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,314 million.

Securities finance
The Group has significant securities financing operations within the UK and smaller operations overseas. The risks within this business are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to result in minimal residual risk. The Group operates strict standards around collateral management, margin calls and controls.

Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls, including the requirement that all ‘Over the Counter’ derivatives are supported by credit support annexes and ISDAs or their local equivalents unless otherwise agreed with the Group ALM team. Counterparties must have a minimum credit rating from rating agencies (S&P, Moody’s and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines. Residual exposures are captured within the Group’s credit management framework. Many of the largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. mitigated significantly through the protection offered by the exchange) and is controlled by the Group’s local asset management operations.

Unit-linked business
As discussed previously, in unit-linked business the policyholder bears the market risk and credit risk, on investment assets in the unit funds, and the shareholders’ exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets
The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing  of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
At 31 December 2011	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	152,988	—	—	—	—	264	153,252
Reinsurance assets	7,112	—	—	—	—	—	7,112
Other investments	30,152	—	—	—	—	8	30,160
Loans	27,582	6	—	—	—	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	—	7,937

	Financial assets that are past due but not impaired
At 31 December 2010	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	—	3	3	28	114	167,482
Reinsurance assets	7,084	—	—	—	—	—	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

Credit investment criteria are set locally within overall credit limits prescribed by the Group Credit Approvals Committee and within the framework of the Group credit policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as ‘past due and impaired’, an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.
There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

53 – Risk management continued

(c) Market risk
Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, foreign currency exchange rates, property and commodity prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.
The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect  of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Assets Committee and ultimately the Asset Liability Committee (ALCO). For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures, described in internal business standards, to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.
The management of market risk is undertaken in businesses, regions and at group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. The ALM function is responsible for managing market risk at Group level.
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

Equity price risk
The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to the following sources of equity risk:
■	Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds.
■	The indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken.
■	Its interest in the free estate of long-term with-profits funds.

We continue to limit our direct equity exposure in line with our risk preferences for equity risk. The reduction of the shareholding in Delta Lloyd has decreased the Group’s IFRS balance sheet risks and, in particular, has led to a fall in equity exposures. The sale of the RAC business has also reduced our strategic equity exposure and our extended equity hedging programme during 2011 has further reduced our equity exposures. At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the Company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2011 the Group’s shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 89% of the prevailing market levels on 31 December 2011.
The Assets Committee actively monitors the Group’s equity exposures relative to risk appetite.
Sensitivity to changes in equity prices is given in section (h) below.

53 – Risk management continued

Property price risk
The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide and through investments in mortgages and mortgage-backed securities. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Assets Committee also monitors the Group’s property exposure, relative to risk appetite
As at 31 December 2011, no material derivative contracts had been entered into to mitigate the effects of changes in  property prices.
Sensitivity to changes in property prices is given in section (h) below.

Interest rate risk
Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder participation features have an influence on the group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 38.
Interest rate risk is managed by the ALM function and monitored and managed at Group level by the Assets Committee, and the Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include value-at-risk analysis, position limits, risk modelling (stress and scenario tests), asset and liability matching using measures such as duration. The Group has  a general preference for minimising interest rate risk where practical and has also set a quantitative group level interest rate risk appetite. The impact of exposure to sustained low interest rates is regularly monitored.
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
The Group’s foreign exchange standard requires that each of our subsidiaries should aim to maintain sufficient assets in its local currency to meet local currency liabilities and to report any material mismatches. Therefore, capital held by the Group’s business units should generally be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group’s consolidated shareholders’
equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group’s approach is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group’s regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group’s regulatory capital requirement for each major currency. Currency borrowings and derivatives are used  to manage exposures within the limits that have been set.

53 – Risk management continued

At 31 December 2011 and 2010, the Group’s total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2011	3,427	6,442	3,237	2,257	15,363
Capital 31 December 2010	3,301	9,288	2,712	2,424	17,725

A 10% change in sterling to Euro/US$ foreign exchange rates would have had the following impact on total equity:

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2011	(524)	632	(323)	323
Net assets at 31 December 2010	(899)	833	(271)	271

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

Derivatives risk
Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. As noted above, over-the-counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) unless otherwise agreed by the Group ALM function. Adherence to the collateral requirements as set out in the relevant internal business standards thereby reduces the risk of credit loss.
The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that  is consistent with market and industry practice for the activity that is undertaken.

Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
At Group level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in  a stress scenario. The Group and Company have a strong liquidity position (£1.5 billion of financial assets held at group) and through the application of a Group liquidity risk policy and business standard seek to maintain sufficient financial resources to meet their obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of leading international banks to further mitigate this risk. The Group has also implemented a liquidity risk policy and framework to ensure that businesses within the Group also maintain sufficient liquidity  to withstand adverse scenarios.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 45 and 54, respectively. Contractual obligations under operating leases and capital commitments are given in note 49.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2011 and 2010 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £59,690 million (2010: £63,197 million) would be shown in the ‘within 1 year’ column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the ‘within 1 year’ column.

53 – Risk management continued

At 31 December 2011	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	120,164	9,949	36,636	47,037	26,542
Investment contracts – non-linked	59,690	5,984	18,975	25,044	9,687
Linked business	65,994	65,994	—	—	—
General insurance and health	15,241	5,645	5,967	2,913	716
Total contract liabilities	261,089	87,572	61,578	74,994	36,945

At 31 December 2010	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	132,400	12,025	42,609	50,206	27,560
Investment contracts – non-linked	63,197	3,254	13,970	26,901	19,072
Linked business	82,769	82,769	—	—	—
General insurance and health	17,121	7,222	6,453	2,872	574
Total contract liabilities	295,487	105,270	63,032	79,979	47,206

(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2011	Total £m	On demand or within 1 year £m	1–5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	153,252	18,698	39,079	95,460	15
Equity securities	32,646	—	—	—	32,646
Other investments	30,160	21,007	1,192	1,016	6,945
Loans	28,116	6,490	2,800	18,825	1
Cash and cash equivalents	23,043	23,043	—	—	—
	267,217	69,238	43,071	115,301	39,607

At 31 December 2010	Total £m	On demand or within 1 year £m	1–5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	167,482	20,996	46,182	100,133	171
Equity securities	49,076	—	—	—	49,076
Other investments	36,730	32,625	1,713	956	1,436
Loans	43,074	7,492	5,339	30,240	3
Cash and cash equivalents	25,455	25,455	—	—	—
	321,817	86,568	53,234	131,329	50,686

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

Risk management framework
The Group has developed a life insurance risk policy and associated business standards covering various aspects of life insurance  risk management. Individual life insurance risks are managed at a business unit level but are also monitored at group level.
The Group Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks including experience data, analysis of change and economic capital consumption.

53 – Risk management continued

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

Management of life insurance risks
The risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2011. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write strong volumes of life protection business, and to utilise reinsurance to reduce exposure  to potential losses. More generally, life insurance risks are believed to benefit from a significant diversification against other risks in the portfolio. The individual life insurance risks are managed as follows:
■
Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor that the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

■
Longevity risk and internal experience analysis are carefully monitored against the latest external industry data and emerging trends. While individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

■
Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Insurance Committee has developed guidelines on persistency management.

■
Product design and pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss for and reputation damage to the Group. Business standards have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing, and through the review of existing products.

■	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

In addition to economic capital modelling, sensitivity testing is used to measure the capital required and volatility in earnings due to exposure to life insurance risks. This assessment is made at both business unit level and at group level where the impact of aggregation of similar risks can be measured and is supplemented by scenario analysis. This enables the group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.
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

The impact of these is reflected in the economic capital model and managed as part of the asset liability framework.

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

53 – Risk management continued
The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group’s underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a group level, through the Group Insurance Committee.
The vast majority of the Group’s general insurance business is managed and priced in the same country as the domicile  of the customer.

Management of general insurance risks
Significant insurance risks will be reported through the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the economic capital assessments.
The Group Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development and review of the group policies and business standards for underwriting, claims, reinsurance and reserving that form part of the risk management framework.
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

General insurance claims reserving
Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy/ business standard. The Group Insurance Committee monitors and maintains the general insurance reserving policy/ business standard, and conducts quarterly reviews of the Group’s general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit’s own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.
The adequacy of the Group’s general insurance claims provisions is ultimately overseen by the Group Insurance Committee.  A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy
The purchase of reinsurance is governed by the reinsurance standards for both life and general insurance recently introduced by the Group. The standards set out the Group’s minimum requirements required to achieve a consistent approach to the assessment, management, retention and placement of reinsurance across the Group. Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the objectives set out in the Group reinsurance business standards. The basis of these purchases is underpinned by analysis of economic capital, economic gain, earnings volatility, liquidity, retained risk exposure profile and the Group’s franchise value.
Detailed actuarial analysis is used to calculate the group’s extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we will analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry. The catastrophe accumulations and loss probabilities based on the Group’s specific portfolios of business are reviewed internally to ensure the losses from individual territories, or from our peak exposure zone Northern Europe, are within acceptable limits.
Processes are in place to manage catastrophe risk in individual business units and at a group level. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe excluding Delta Lloyd) is approximately £280 million, for a one in ten year annual loss scenario, compared to approximately £490 million when measured  on a one in a hundred year annual loss scenario.
In our 2009 and 2010 Report and Accounts we reported our participation in a share of a reinsurer’s US property catastrophe portfolio. Under this arrangement we assume exposure from Hiscox plc that does not correlate with the Group’s other general insurance exposures and therefore provides an opportunity to diversify the general insurance portfolio. For the 2011 underwriting year the modelled loss from a one in ten year annual loss scenario was £40 million compared to approximately £100 million when measured on a one in a hundred year annual loss scenario. The arrangement has been renewed for the 2012 underwriting year based on a similar level of participation.

(f) Operational risk
Types of operational risk
Operational risk is the risk of loss arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Operational risk management
We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long-term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies, business standards and business ethics code.

53 – Risk management continued

Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control  set out in our policies and business standards. Each operational risk is assessed by considering the potential impact and the probability of the event occurring.
Business management teams must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.
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

(g) Brand and reputation risk
Brand and reputation risk is the risk of loss of franchise value due to damage to our brand or our reputation with customers, distributors, investors and regulators. Our success and results are, to a certain extent, dependent on the strength of our global Aviva brand and reputation. While we as a group are well recognised, we are vulnerable to adverse market and customer perception.  We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, among others, whether or not founded, could impact our brands  or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change.
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

(h) Risk and capital management
Sensitivity test analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group’s key financial performance metrics to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
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
For participating funds, a negative unallocated divisible surplus (UDS) may be held, subject to recoverability from margins in the participating business liabilities, with any irrecoverable amount charged to net income. The amount of negative UDS that is recoverable is sensitive to movements in risk-free interest rates and credit spreads on the participating fixed interest assets. The increase in interest rate sensitivities for participating investment contracts between 2010 and 2011 primarily reflects the widening of credit spreads on bonds in Italy. An increase in interest rates would increase the amount of irrecoverable UDS that is charged to net income, while a reduction in interest rates would allow the reversal of losses incurred in previous periods.

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
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2011
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(155)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(135)	85	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	—	—
Investment non-participating	(15)	15	15	(15)	(20)	—	—
Assets backing life shareholders’ funds	135	(15)	35	(35)	—	—	—
Total excluding Delta Lloyd	(95)	(30)	160	(265)	(150)	(70)	(520)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(80)	(115)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(500)	455	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	—	—
Investment non-participating	(110)	25	15	(15)	(20)	—	—
Assets backing life shareholders’ funds	35	85	40	(40)	—	—	—
Total excluding Delta Lloyd	(690)	490	165	(270)	(150)	(70)	(520)

Sensitivities as at 31 December 2010
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(10)	10	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	30	(35)	15	(10)	—	—	—
Total excluding Delta Lloyd	(245)	60	130	(220)	(45)	(55)	(350)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(90)	100	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	(75)	70	20	(15)	—	—	—
Total excluding Delta Lloyd	(820)	695	130	(220)	(45)	(55)	(350)

53 – Risk management continued

The different impacts of the economic sensitivities on profit and shareholders’ equity arise from classification of certain assets as AFS in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.
The sensitivities to economic movements relate mainly to business in the UK and the US for continuing operations, and the Netherlands for discontinued operations. In general, a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US, most debt securities are classified as AFS, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.
Changes in sensitivities between 2010 and 2011 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.

53 – Risk management continued

General insurance and health business
Sensitivities as at 31 December 2011
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(130)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(130)	(290)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(30)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(30)	(290)

Sensitivities as at 31 December 2010
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(235)	220	45	(50)	(110)	(285)
Net of reinsurance excluding Delta Lloyd	(290)	285	45	(50)	(110)	(280)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(235)	220	45	(50)	(30)	(285)
Net of reinsurance excluding Delta Lloyd	(290)	285	45	(50)	(30)	(280)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business
Sensitivities as at 31 December 2011
Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

Sensitivities as at 31 December 2010
Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	(5)	55

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	—	50

53 – Risk management continued

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

54 – Derivative financial instruments and hedging

This note gives details of the various instruments we use to mitigate risk.
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

(a) Instruments qualifying for hedge accounting
The Group has formally assessed and documented the effectiveness of its instruments qualifying for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement. To aid discussion and analysis, these instruments are analysed into cash flow, fair value and net investment hedges, as detailed below.

54 – Derivative financial instruments and hedging continued

(i) Cash flow hedges
During 2010, the cash flow hedges were discontinued. The Group has therefore no cash flow hedges to report.

(ii) Fair value hedges
The Group entered into a number of interest rate swaps in order to hedge fluctuations in the fair value part of its portfolio of mortgage loans and debt securities in the US. The notional value of these interest rate swaps was £844 million at  31 December 2011 (2010: £2,170 million) and their fair value was £77 million liability (2010: £74 million liability). These hedges  were fully effective during the year.

(iii) Net investment hedges
To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:
The Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2011 was £1,815 million (2010: £2,791 million) and its fair value at that date was £1,694 million (2010: £2,811 million). The decrease in the value of debt designated as a hedge of net investment is due to the repayment of an €800 million hybrid debt instrument in November 2011 combined with a depreciation in the euro versus sterling.
The foreign exchange gain of £30 million (2010: gain of £53 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

(b) Derivatives not qualifying for hedge accounting
Certain derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken.
These are referred to below as non-hedge derivatives.

(i) The Group’s non-hedge derivative activity at 31 December 2011 and 2010 was as follows:

			2011			2010
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	6,727	41	(38)	12,211	69	(102)
Interest rate and currency swaps	502	83	(3)	830	164	(125)
Options	4,600	33	(9)	2,000	16	(26)
Total	11,829	157	(50)	15,041	249	(253)
Interest rate contracts
OTC
Forwards	—	—	—	1,868	1	—
Swaps	21,312	247	(986)	31,391	522	(1,155)
Options	2,604	208	(2)	8,883	271	(71)
Exchange traded
Futures	2,794	46	(25)	4,748	12	(111)
Options	—	—	—	471	17	—
Total	26,710	501	(1,013)	47,361	823	(1,337)
Equity/index contracts
OTC
Forwards	—	—	—	—	—	—
Swaps	—	—	—	2,008	31	(147)
Options	2,864	531	(5)	3,849	813	(32)
Exchange traded
Futures	3,805	52	(452)	4,734	247	(386)
Options	2,912	242	(161)	2,284	31	(87)
Total	9,581	825	(618)	12,875	1,122	(652)
Other	1,406	15	(92)	1,668	80	(66)
Totals at 31 December	49,526	1,498	(1,773)	76,945	2,274	(2,308)

Fair value assets are recognised as ‘Derivative financial instruments’ in note 22(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 46.
The Group’s derivative risk management policies are outlined in note 53(b).

54 – Derivative financial instruments and hedging continued

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2011 £m	2010 £m
Within 1 year	226	1,037
Between 1 and 2 years	144	320
Between 2 and 3 years	135	320
Between 3 and 4 years	123	274
Between 4 and 5 years	355	263
After 5 years	1,911	2,923
Total	2,894	5,137

(c) Collateral
Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of cash and non-cash collateral. The amounts of cash collateral receivable or repayable are included in notes 23 and 46 respectively.

55 – Assets under management

In addition to the assets included in the consolidated statement of financial position, the Group manages funds for third parties.  This note details the total assets under management.

	2011 £m	2010 £m
Total IFRS assets included in the consolidated statement of financial position	312,376	370,107
Less: Third-party funds included within consolidated IFRS assets	(11,814)	(9,999)
	300,562	360,108
Third-party funds under management	67,557	75,491
	368,119	435,599
Non-managed assets	(31,558)	(33,348)
Funds under management	336,561	402,251
Delta Lloyd	—	(62,362)
Funds under management (excluding Delta Lloyd)	336,561	339,889
Managed by:
Aviva Investors	262,506	259,787
Other Aviva and external managers	74,055	142,464
Total	336,561	402,251

56 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to, and by related parties

				2011				2010				2009
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	—	(3)	(49)	—	47	—	—	—	49	—	—	3
Joint ventures	23	—	—	125	18	—	—	375	17	—	—	327
Employee pension schemes	13	—	—	9	10	—	—	2	9	—	—	2
Total	36	(3)	(49)	134	75	—	—	377	75	—	—	332

56 – Related party transactions continued

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 15(a). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(e)(iii).
The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 48(g).
Transactions with joint ventures in Asia relate to life business in India, Malaysia, Korea, Taiwan, China and Vietnam.

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors, is as follows:

	2011 £m	2010 £m	2009 £m
Salary and other short-term benefits1	36	36	39
Post-employment benefits1	9	7	5
Equity compensation plans	18	21	16
Termination benefits1	2	2	1
Total	65	66	61
1.	Following a review of the composition of key management, comparative amounts have been amended from amounts previously reported.

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

Financial statement schedule –
Financial statements of the Company

Income statement

For the years ended 31 December 2011, 2010 and 2009:

	Note	2011 £m	2010 £m	2009 £m
Income
Dividends received from subsidiaries		1,068	1,110	1,340
Interest receivable from Group companies		143	150	156
Net investment expense		(8)	(14)	50
		1,203	1,246	1,546
Expenses
Operating expenses	B	(184)	(176)	(194)
Interest payable to Group companies	H	(460)	(458)	(603)
Interest payable on borrowings		(353)	(340)	(336)
		(997)	(974)	(1,133)
Profit before tax		206	272	413
Tax credit	C	25	228	158
Profit after tax		231	500	571

Statement of comprehensive income

For the years ended 31 December 2011, 2010 and 2009:

	Note	2011 £m	2010 £m	2009 £m
Profit for the year		231	500	571
Other comprehensive income
Fair value (losses)/gains on investments in subsidiaries and joint ventures	A	(2,387)	408	883
Actuarial gains on pension provision		1	1	(3)
Other comprehensive income, net of tax		(2,386)	409	880
Total comprehensive income for the year		(2,155)	909	1,451

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 141. The notes identified alphabetically on pages 272 to 276 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 267.

Statement of changes in equity

For the year ended 31 December 2011, 2010 and 2009:

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen-sation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		705	200	1,194	735	7,061	99	3,331	13,325	990	14,315
Profit for the year		—	—	—	—	—	—	231	231	—	231
Other comprehensive income		—	—	—	—	(2,387)	—	1	(2,386)	—	(2,386)
Total comprehensive income for the year		—	—	—	—	(2,387)	—	232	(2,155)	—	(2,155)
Dividends and appropriations	12	—	—	—	—	—	—	(813)	(813)	—	(813)
Shares issued in lieu of dividends	26 & 33	21	—	(21)	—	—	—	307	307	—	307
Employee trust shares distributed in the year	28	—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	48	—	48	—	48
Shares issued under equity compensation plans		—	—	—	—	—	(61)	61	—	—	—
Aggregate tax effect		—	—	—	—	—	—	16	16	—	16
Balance at 31 December		726	200	1,173	735	4,674	86	3,116	10,710	990	11,700

For the year ended 31 December 2010:

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946
Profit for the year		—	—	—	—	—	—	500	500	—	500
Other comprehensive income		—	—	—	—	408	—	1	409	—	409
Total comprehensive income for the year		—	—	—	—	408	—	501	909	—	909
Dividends and appropriations	12	—	—	—	—	—	—	(757)	(757)	—	(757)
Shares issued in lieu of dividends	26 & 33	13	—	(13)	—	—	—	209	209	—	209
Employee trust shares distributed in the year	28	—	—	—	—	—	—	(50)	(50)	—	(50)
Reserves credit for equity compensation plans		—	—	—	—	—	41	—	41	—	41
Shares issued under equity compensation plans		—	—	—	—	—	(51)	51	—	—	—
Aggregate tax effect		—	—	—	—	—	—	17	17	—	17
Balance at 31 December		705	200	1,194	735	7,061	99	3,331	13,325	990	14,315

For the year ended 31 December 2009:

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January		664	200	1,234	735	5,770	113	3,287	12,003	990	12,993
Profit for the year		—	—	—	—	—	—	571	571	—	571
Other comprehensive income		—	—	—	—	883	—	(3)	880	—	880
Total comprehensive income for the year		—	—	—	—	883	—	568	1,451	—	1,451
Dividends and appropriations	12	—	—	—	—	—	—	(853)	(853)	—	(853)
Issues of share capital		1	—	—	—	—	—	—	1	—	1
Shares issued in lieu of dividends	33	27	—	(27)	—	—	—	299	299	—	299
Employee trust shares distributed in the year	28	—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	56	—	56	—	56
Shares issued under equity compensation plans		—	—	—	—	—	(60)	60	—	—	—
Aggregate tax effect		—	—	—	—	—	—	17	17	—	17
Balance at 31 December		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 141. The notes identified alphabetically on pages 272 to 276 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 267.

Statement of financial position

At 31 December 2011 and 2010:

	Note	2011 £m	2010 £m
Assets
Non-current assets
Investments in subsidiaries	A	15,230	17,623
Investment in joint venture	15c	150	115
Loans owed by subsidiaries	H	2,375	2,411
Current tax assets		261	388
		18,016	20,537
Current assets
Loans owed by subsidiaries	H	—	691
Other amounts owed by subsidiaries	H	2,280	2,334
Other assets		61	74
Cash and cash equivalents		17	1
Total assets		20,374	23,637
Equity
Ordinary share capital	26	726	705
Preference share capital	29	200	200
Called up capital		926	905
Share premium account	26b	1,173	1,194
Merger reserve	D	735	735
Investment valuation reserve	D	4,674	7,061
Equity compensation reserve	D	86	99
Retained earnings	D	3,116	3,331
Direct capital instrument	30	990	990
Total equity		11,700	14,315
Liabilities
Non-current liabilities
Borrowings	E	4,781	4,805
Loans owed to subsidiaries	H	2,106	2,867
Provisions		35	46
		6,922	7,718
Current liabilities
Borrowings	E	506	504
Loans owed to subsidiaries	H	502	514
Other amounts owed to subsidiaries	H	647	465
Other creditors		97	121
Total liabilities		8,674	9,322
Total equity and liabilities		20,374	23,637

Approved by the Board on 20 March 2012.

Patrick Regan
Chief financial officer

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 141. The notes identified alphabetically on pages 272 to 276 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 267.

Statement of cash flows

For the years ended 31 December 2011, 2010 and 2009:

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2011 £m	2010 £m	2009 £m
Cash flows from financing activities
Funding provided by subsidiaries	847	866	849
New borrowings drawdown, net of expenses	3,319	2,251	2,490
Repayment of borrowings	(3,326)	(2,272)	(2,541)
Net repayment of borrowings	(7)	(21)	(51)
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(431)	(472)	(476)
Interest paid on borrowings	(376)	(359)	(379)
Net cash from/(used in) financing activities	16	(3)	(74)
Net increase/(decrease) in cash and cash equivalents	16	(3)	(74)
Cash and cash equivalents at 1 January	1	4	78
Cash and cash equivalents at 31 December	17	1	4

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 127 to 141. The notes identified alphabetically on pages 272 to 276 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 267.

Financial statement schedule –
Notes to the Company’s financial statements

A – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2011 £m	2010 £m
Fair value as at 1 January	17,623	17,236
Movement in fair value	(2,393)	387
At 31 December	15,230	17,623

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 19 to the Group consolidated financial statements.

(ii) At 31 December 2011, the Company has two wholly owned subsidiaries, both incorporated in the UK. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, while General Accident plc no longer carries out this function. The principal subsidiaries of the Aviva Group at 31 December 2011 are listed on pages 30 and 31.

B – Operating expenses

(i) Operating expenses
Operating expenses comprise:

	2011 £m	2010 £m	2009 £m
Staff costs and other employee-related expenditure (see below)	156	159	130
Other operating costs	6	42	20
Net foreign exchange losses/(gains)	22	(25)	44
Total	184	176	194

(ii) Staff costs
Total staff costs were:

	2011 £m	2010 £m	2009 £m
Wages and salaries	102	109	85
Social security costs	11	10	9
Post-retirement obligations
Defined benefit schemes (see (iii) below)	3	8	6
Defined contribution schemes	10	5	6
Profit sharing and incentive plans	11	10	9
Equity compensation plans (see (iv) below)	16	15	12
Termination benefits	3	2	3
Total	156	159	130

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

C – Tax

(i) Tax credited to the income statement

	2011 £m	2010 £m	2009 £m
Current tax:
For this year	83	229	151
Prior year adjustments	(58)	(1)	7
Total tax credited to income statement	25	228	158

(ii) Tax charged to other comprehensive income
No tax was charged or credited to other comprehensive income in 2009, 2010 or 2011.

(iii) Tax credited to equity
Tax credited to equity comprises £16 million (2010: £17 million; 2009: £17 million) in respect of coupon payments on the direct capital instruments.

(iv) Tax reconciliation
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2011 £m	2010 £m	2009 £m
Profit before tax	206	272	413
Tax calculated at standard UK corporation tax rate of 26.5% (2010: 28%; 2009: 28%)	(54)	(76)	(116)
Adjustment to tax charge in respect of prior years	(58)	(1)	7
Non-assessable dividends	283	311	375
Disallowable expenses	(4)	(5)	(3)
Unpaid group relief	(64)	—	(102)
Movement in deferred tax not recognised	(78)	—	—
Other	—	(1)	(3)
Total tax credited to income statement	25	228	158

A reduction in the UK corporation tax rate from 28% to 26% was substantively enacted in March 2011 and is effective from 1 April 2011. A further reduction from 26% to 25% was substantively enacted in July 2011 and will be effective from 1 April 2012. In addition, the Government announced its intention to further reduce the UK corporation tax rate to 24% from 1 April 2013 and to 23% from 1 April 2014. There is no impact on the Company’s net assets from the reduction in the rate as the Company has no deferred tax assets or liabilities.

(v) Deferred tax
There was no deferred tax recognised in the Company at 31 December 2011 (2010: £nil). The Company has unrecognised tax losses of £296 million (2010: £nil) and other temporary differences of £245 million (2010: £45 million). The tax losses have no expiry date.

D – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compen-sation reserve £m	Retained earnings £m
Balance at 1 January 2009	735	5,770	113	3,287
Arising in the year:
Profit for the year	—	—	—	571
Fair value losses on investments in subsidiaries and joint ventures	—	883	—	—
Actuarial gains on pension provisions	—	—	—	(3)
Dividends and appropriations	—	—	—	(853)
Reserves credit for equity compensation plans	—	—	56	—
Shares issued in lieu of dividends	—	—	—	299
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(60)	60
Aggregate tax effect	—	—	—	17
Balance at 31 December 2009	735	6,653	109	3,360
Arising in the year:
Profit for the year	—	—	—	500
Fair value gains on investments in subsidiaries and joint ventures	—	408	—	—
Actuarial gains on pension provisions	—	—	—	1
Dividends and appropriations	—	—	—	(757)
Reserves credit for equity compensation plans	—	—	41	—
Shares issued in lieu of dividends	—	—	—	209
Trust shares distributed in the year	—	—	—	(50)
Issue of share capital under equity compensation scheme	—	—	(51)	51
Aggregate tax effect	—	—	—	17
Balance at 31 December 2010	735	7,061	99	3,331
Arising in the year:
Profit for the year	—	—	—	231
Fair value losses on investments in subsidiaries and joint ventures	—	(2,387)	—	—
Actuarial gains on pension provisions	—	—	—	1
Dividends and appropriations	—	—	—	(813)
Reserves credit for equity compensation plans	—	—	48	—
Shares issued in lieu of dividends	—	—	—	307
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(61)	61
Aggregate tax effect	—	—	—	16
Balance at 31 December 2011	735	4,674	86	3,116

Tax of £16 million (2010: £17 million; 2009: £17 million) is deductible in respect of coupon payments of £58 million (2010: £61 million; 2009: £61 million) on the direct capital instruments.

E – Borrowings

The Company’s borrowings comprise:

	2011 £m	2010 £m
Subordinated debt	4,582	4,606
9.5% guaranteed bonds 2016	199	199
Commercial paper	506	504
Total	5,287	5,309

Maturity analysis of contractual undiscounted cash flows:

			2011			2010
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	506	314	820	504	306	810
1 to 5 years	200	1,244	1,444	—	1,214	1,214
5 to 10 years	435	1,404	1,839	634	1,402	2,036
10 to 15 years	543	1,240	1,783	1,243	1,062	2,305
Over 15 years	3,643	2,859	6,502	2,956	2,171	5,127
Total contractual undiscounted cash flows	5,327	7,061	12,388	5,337	6,155	11,492

E – Borrowings continued

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million (2010: £73 million).
The fair value of the subordinated debt at 31 December 2011 was £3,814 million (2010: £4,370 million). The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2011 was £246 million (2010: £248 million). The fair value of the commercial paper is considered to be the same as its carrying value.
Further details of these borrowings and undrawn committed facilities can be found in the Group consolidated financial statements, note 45.

F – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 48(g).

G – Risk management

Risk management in the context of the Group is considered in the Group consolidated financial statements, note 53.
The business of the Company is managing its investments in subsidiary and joint venture operations. Its risks are considered to be the same as those in the operations themselves and full details of the major risks and the Group’s approach to managing these are given in the Group consolidated financial statements, note 53. Such investments are held by the Company at fair value in accordance with accounting policy C.
The fair values of the subsidiaries and joint venture are estimated using applicable valuation models, underpinned by the Company’s market capitalisation. This uses the Company’s closing share price at year end. Given that the key input into the valuation model is based on an observable current share price, and therefore sensitive to movements in that price, the valuation process is not sensitive to non-observable market assumptions. Management believes the resulting estimated fair values recorded in the balance sheet and any changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.
Financial assets, other than investments in subsidiaries and the joint venture, largely consist of amounts due from subsidiaries.  As at the balance sheet date, these receivable amounts were neither past due nor impaired.
Financial liabilities owed by the Company as at the balance sheet date are largely in respect of borrowings (details of which are provided in note E and the Group consolidated financial statements, (note 45) and loans owed to subsidiaries. Loans owed to subsidiaries were within agreed credit terms as at the balance sheet date.

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
The majority of the Company’s external borrowings are at fixed rates of interest and are therefore not exposed to changes in these rates. However, for those borrowings that are at floating rates, the Company is affected by changes in these rates. Further details of the Company’s borrowings are provided in note E and the Group consolidated financial statements, note 45.

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
Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party  loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2011 £m	2010 £m	2009 £m
Within 1 year	—	691	—
1 to 5 years	1,749	1,769	2,050
Over 5 years	626	642	1,111
Total	2,375	3,102	3,161

Loans owed to subsidiaries

			2011			2010			2009
Maturity analysis of contractual undiscounted cash flows	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	502	365	867	514	424	938	155	143	298
1 to 5 years	364	810	1,174	1,125	362	1,487	1,840	431	2,271
Over 5 years	1,742	128	1,870	1,742	180	1,922	1,758	217	1,975
Total	2,608	1,303	3,911	3,381	966	4,347	3,753	791	4,544

Other related party balances comprise dividends and interest receivable and payable, as well as inter-company balances for fees and other transactions in the normal course of business.

Dividends, loans, interest
Services provided to related parties

		2011		2010		2009
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Subsidiaries	1,211	4,655	1,260	5,436	1,496	5,707

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 48(g).

Services provided by related parties

		2011		2010		2009
	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m
Subsidiaries	460	3,255	458	3,846	603	4,195

The related parties’ payables are not secured and no guarantees were received in respect thereof. The payables will be settled  in accordance with normal credit terms.
The directors and key management of the Company are considered to be the same as for the Group. Information on both  the Company and Group key management compensation can be found in note 56.

I – Statement of cash flows

Following a review of the classification, of the cash flows, comparative amounts have been amended from amounts previously reported.

277

Aviva plc
Annual Report on Form 20-F 2011

Additional disclosures for SEC

In this section

In this section	Page
Exchange rate information	278
Record holders	278
Listing and markets	278
Major shareholders	279
Significant changes	279
Changes in registrant's certifying accountant	279
General insurance and health claims reserves	280
IFRS critical accounting policies	286
Articles of association	302
Exchange controls and other limitations affecting security holders	307
Taxation	307
Dividends and paying agents	309
Where you can find more information	309
Description of securities other than equity securities	310
Purchase of equity securities by Aviva plc and affiliated purchasers	311
Statement of differences from NYSE corporate governance practices	311
Legal proceedings	311
Employees	311
Controls and procedures	311
Report of independent registered public accounting firm	312

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Exchange rate information
The following table sets forth the average exchange rate as quoted by Bloomberg for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. The average exchange rate is calculated by using the average of the exchange rates on the last day of each month during the period. We have not used these rates to prepare our consolidated financial statements.

Year ended 31 December
2007	2.0017
2008	1.8519
2009	1.5662
2010	1.5458
2011	1.6043

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2011	1.6217	1.5389
October 2011	1.6130	1.5392
November 2011	1.6083	1.5439
December 2011	1.5703	1.5399
January 2012	1.5749	1.5318
February 2012	1.5937	1.5664

On 19 March 2012, the average exchange rate as quoted by Bloomberg was £1.00 = $1.5866

Record holders
On 7 March 2012, 341,966 of the Company’s ordinary shares, representing 0.01 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,070 ordinary shareholders of record in the United States. In addition, 14,694,320 ordinary shares, representing 0.51 per cent of the issued and outstanding ordinary shares of such date, were held by American Depositary Receipt Holders, with 5,218 ordinary shares held by 18 registered holders and 14,689,102 ordinary shares held in the Depositary Trust Company via a broker or a nominee.

Listing and markets
The principal trading market for the Company’s ordinary shares and preference shares is the London Stock Exchange. The Company’s American Depositary Shares (ADSs) are listed on the NYSE, each representing the right to receive two ordinary shares under the symbol “AV” deposited pursuant to the deposit agreement with Citibank N.A. and the registered holders from time to time of the ADSs. For a detailed description of the rights and obligations attached to Aviva plc ADSs, see “- Description of securities other than equity securities”.
The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for the Company’s ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2007	854.0	625.0	n/a	n/a
2008	670.0	245.3	n/a	n/a
2009	467.5	163.3	14.80	11.94
2010	423.5	294.2	13.95	8.74
2011	477.9	275.3	15.80	8.60

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2009	High	435.5	364.8	448.1	467.5	n/a	n/a	n/a	14.80
	Low	163.3	226.5	276.8	368.5	n/a	n/a	n/a	11.94
2010	High	422.0	389.5	423.5	423.1	13.95	12.18	13.38	13.77
	Low	344.5	294.2	305.8	354.6	11.02	8.74	9.45	11.23
2011	High	477.9	452.7	446.3	375.5	15.8	15.2	14.6	12.1
	Low	393.0	414.7	276.1	275.3	12.4	13.6	8.6	8.6

Ordinary shares (pence)	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012
High	339.9	375.5	329.5	329.1	359.1	382.6
Low	276.1	275.3	277.4	284.9	299.0	357.0

Aviva ADS (US dollars)	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012
High	10.9	12.1	10.7	10.3	11.2	11.9
Low	8.6	8.8	8.6	8.6	9.2	11.2

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
We have summarised below the notifications received during the last fiscal years; 2010 and 2011.
The table below summarises the shareholders with at least 3% ownership of our outstanding ordinary shares as of 7 March 2012 according to notifications received from our shareholders and filings on Schedule 13G with the SEC as noted below. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

As of 7 March 2012	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc1 and its subsidiaries and affiliates	196,144,458	7.0%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
AXA S.A. and its Group companies	106,788,176	3.86%
Legal & General Group plc	110,128,385	3.98%
1	Based on the Schedule 13G filed by Franklin Resources, Inc. with the SEC on 9 February 2012.

To the best of our knowledge, except as set forth in the table above, no other shareholder held more than 3% of our outstanding ordinary shares as of 7 March 2012.

As at 2 March 2011	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources1 and its subsidiaries and affiliates	192,678, 120	6.8%
BlackRock, Inc.2	140,757,642	5.09%
AXA S.A. and its Group companies	106,788,176	3.86%
Legal & General Group plc	110,128,385	3.98%

As at 3 March 2010	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources1 and its subsidiaries and affiliates	161,852,131	5.85%
BlackRock, Inc.2	140,757,642	5.09%
AXA S.A. and its Group companies	106,788,176	3.86%
Legal & General Group plc	116,354,795	4.24%
1	Based on the Schedule 13G filed by Franklin Resources, Inc. with the SEC on 28 January 2011.
2
On 1 December 2009, Barclays Group sold its Barclays Global Investors business to BlackRoock, Inc., resulting in BlackRock, Inc. holding 140,757,642 shares, or 5.09% of voting rights, of which 2,081,107 shares, or 0.08%, are held in CFDs

Significant Changes
No significant changes have occurred since the balance sheet date, other than as disclosed in the financial statements.

Change in Registrant’s Certifying Accountant
In order to ensure good corporate governance and that the services of the external auditor remained of the highest quality, the Audit Committee recommended that the provision of external audit services be put to tender in 2011.  Following a transparent and competitive tender, including presentations from all candidate firms and discussions with management, the Audit Committee recommended to the Board of Directors that PricewaterhouseCoopers LLP be appointed to replace Ernst & Young as the external auditor of the Aviva Group commencing with the 2012 financial year.
The reports of Ernst & Young LLP on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2011 and 2010, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report.  The Company has requested Ernst & Young LLP to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and, if not, stating the respects in which it does not agree.  A copy of that letter, dated 20 March 2012 is filed as Exhibit 15.1 to this Form 20-F

General insurance and health claims reserves
Provisions for outstanding claims
We establish provisions for outstanding claims to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (“LAE”) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Additionally, we are required by applicable insurance laws and regulations and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses from our insurance operations. The reserves for general insurance and health are based on information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2011	2010	2011	2010
Reinsured London Market business	2.20%	3.30%	13 years	12 years
Latent claims	0.75% to 3.25%	0.88% to 4.18%	7 to 16 years	7 to 15 years
Structured settlements	2.70%	3.20%	31 years	35 years
Netherlands Permanent health and injury	n/a1	3.75%	n/a1	7 years
1	Delta Lloyd no longer consolidated following the partial disposal on 6 May 2011.

The gross outstanding claims provisions before discounting were £11,420 million (2010: £13,179 million) and after discounting were £10,745 million (2010: £12,263 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above.  The duration of the claims span over 35 years, with the average duration between 7 and 16 years depending on the geographical region.
During 2011, we continued to experience a steady increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2011 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country.  The adequacy of loss reserves is assessed and reported locally and is aggregated and reported to the Chief Financial Officer on a quarterly basis.
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
At 31 December 2011, the total reinsurance asset recoverable in respect of life, general and health insurance was £7,112 million, representing 2.7% of the total gross technical provisions of £260,745 million. In respect of premium income written during 2011, £1,748 million was ceded to reinsurers, representing 5.4% of the total gross written premium of £32,118 million. In respect of premium income written during 2011 for continuing operations, £1,673 million was ceded to reinsurers, representing 5.6% of total gross written premiums of £30,000 million.
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.
Our largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2011 the amount ceded to Swiss Reinsurance Company Ltd was £1,314 million out of the total reinsurance asset recoverable of £7,112 million. Through the reinsurance of our London Market business, we also have significant exposure to the Berkshire Hathaway Group and its subsidiaries. At 31 December 2011 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £785 million out of the total reinsurance asset recoverable of £7,112 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk can be found within “Financial statements IFRS – Note 53 – Risk management”.

Loss Reserve Development
The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2002 and subsequent years.
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
The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2011. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. The year-end balances in the tables should not be added as they include amounts in respect of both the current and prior years.
In our non-UK property & casualty operations, reserves are established and monitored in the local currency in which the property & casualty entity operates. For the purpose of the tables, claims reserves and payments with respect to each year are translated into pounds sterling at the rates that applied when the initial reserves on the statement of financial position for each year were established. The only exception to this are reserves established in currencies other than an operation’s local currency, for which claims reserves are converted to pounds sterling at year-end exchange rates and claims payments are converted at the average of the exchange rates that applied during the relevant year.

The following table presents our consolidated loss development before reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	20111 £m
Initial net reserves per statement of financial position	8,726	9,627	10,288	10,773	10,788	11,277	12,594	11,053	10,705	9,376
Effect of discounting	71	119	196	204	223	216	447	451	501	302
Initial net reserves for unpaid losses and LAE	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678
Initial retroceded reserves	2,374	2,626	2,316	2,159	2,050	1,946	2,020	2,072	1,973	1,742
Initial gross reserves for unpaid losses and LAE	11,171	12,372	12,800	13,136	13,061	13,439	15,061	13,576	13,179	11,420

Paid (cumulative) as of:
One year later	3,449	3,254	3,361	3,327	3,433	4,017	4,474	3,645	4,579
Two years later	5,276	5,097	4,977	4,925	5,053	5,836	6,462	6,274
Three years later	6,651	6,290	6,116	6,111	6,275	7,190	8,535
Four years later	7,456	7,146	6,950	7,057	7,240	8,470
Five years later	8,002	7,793	7,664	7,792	8,087
Six years later	8,481	8,336	8,222	8,449
Seven years later	8,886	8,784	8,726
Eight years later	9,248	9,214
Nine years later	9,594

Reserve re-estimated as of:
One year later	12,000	12,218	12,600	12,667	12,146	13,349	14,653	13,380	13,110
Two years later	12,059	12,341	12,290	11,992	12,114	13,149	14,505	13,213
Three years later	12,226	12,216	11,736	12,007	12,006	13,086	14,343
Four years later	12,186	11,855	11,882	12,013	11,956	12,974
Five years later	11,932	12,171	11,961	11,952	11,893
Six years later	12,333	12,255	11,891	11,867
Seven years later	12,446	12,236	11,818
Eight years later	12,446	12,183
Nine years later	12,392

Cumulative redundancy/(deficiency)	(1,221)	189	982	1,269	1,168	465	718	363	69
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated gross loss development for the last ten individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided within “Financial statements IFRS – Note 36 – Insurance liabilities”.

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	20111 £m
Initial net reserves per statement of financial position	8,726	9,627	10,288	10,773	10,788	11,277	12,587	11,053	10,705	9,376
Effect of discounting	71	119	196	204	223	216	454	451	501	302
Initial net reserves for unpaid losses and LAE	8,797	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678

Paid (cumulative) as of:
One year later	2,964	2,968	3,050	3,030	3,221	3,783	4,267	3,386	4,232
Two years later	4,547	4,558	4,414	4,452	4,674	5,485	6,041	5,773
Three years later	5,692	5,585	5,402	5,476	5,795	6,647	7,900
Four years later	6,339	6,299	6,084	6,317	6,595	7,771
Five years later	6,778	6,801	6,691	6,888	7,315
Six years later	7,119	7,242	7,097	7,427
Seven years later	7,427	7,544	7,496
Eight years later	7,653	7,874
Nine years later	7,914

Reserve re-estimated as of:
One year later	9,104	9,779	10,216	10,368	10,115	11,334	12,480	11,264	11,112
Two years later	9,261	9,836	9,765	9,728	10,055	10,959	12,269	11,076
Three years later	9,366	9,569	9,256	9,733	9,786	10,848	12,104
Four years later	9,194	9,262	9,400	9,572	9,678	10,744
Five years later	8,984	9,577	9,304	9,483	9,628
Six years later	9,382	9,492	9,245	9,420
Seven years later	9,378	9,498	9,230
Eight years later	9,408	9,497
Nine years later	9,407

Cumulative redundancy/(deficiency)	(610)	249	1,254	1,557	1,383	749	937	428	94
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided under “Financial statements IFRS – Note 36 – Insurance liabilities”.
The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2002. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2011 were £929 million (2010: £896 million). The movement in the year reflects exceptional strengthening of provisions by £35 million in the UK (2010: £10 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago), other strengthening of £23 million (2010: £68 million), claim payments, reinsurance recoveries and foreign exchange rate movements.
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
Much of the increase in 2002 initial reserves shown above relates to asbestos liabilities. During 2002 and 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2003 to 2010 shown above.

Following the partial disposal on 6 May 2011, Delta Lloyd is not consolidated in the loss reserve development tables shown above for financial years 2011 onwards. The following table presents the loss development before reinsurance for Delta Lloyd on a 100% basis for the last ten financial years.

31 December	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m
Initial net reserves per statement of financial position	817	881	978	1,058	1,340	1,584	2,101	1,281	1,200	1,260
Effect of discounting	20	47	53	41	42	45	64	67	101	86
Initial net reserves for unpaid losses and LAE	837	928	1,031	1,099	1,382	1,629	2,165	1,348	1,301	1,346
Initial retroceded reserves	91	115	87	91	93	142	226	177	168	103
Initial gross reserves for unpaid losses and LAE	928	1,043	1,118	1,190	1,475	1,771	2,391	1,525	1,469	1,449

Paid (cumulative) as of:
One year later	341	331	372	361	515	696	1,107	397	425
Two years later	450	486	444	453	621	869	1,279	585
Three years later	577	531	503	502	721	947	1,420
Four years later	610	580	532	587	767	1,011
Five years later	649	600	611	620	802
Six years later	662	673	635	646
Seven years later	723	692	654
Eight years later	737	706
Nine years later	745

Reserve re-estimated as of:
One year later	935	972	1,047	1,109	1,225	1,577	2,278	1,447	1,416
Two years later	888	958	1,006	997	1,144	1,494	2,157	1,386
Three years later	927	978	952	928	1,132	1,428	2,109
Four years later	957	947	891	936	1,088	1,390
Five years later	936	896	916	886	1,066
Six years later	898	929	872	870
Seven years later	930	892	856
Eight years later	899	881
Nine years later	879

Cumulative redundancy/(deficiency)	49	162	262	320	409	381	282	139	53
The above table includes the loss reserve development for Delta Lloyd up to 31 December 2011 for the last ten financial years.

The following table presents the loss development after reinsurance for Delta Lloyd on a 100% basis for the last ten financial years.

31 December	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m
Initial net reserves per statement of financial position	817	881	978	1,058	1,340	1,584	2,101	1,281	1,200	1,260
Effect of discounting	20	47	53	41	42	45	64	67	101	86
Initial net reserves for unpaid losses and LAE	837	928	1,031	1,099	1,382	1,629	2,165	1,348	1,301	1,346

Paid (cumulative) as of:
One year later	333	327	358	339	496	689	1,079	366	383
Two years later	441	467	414	416	595	855	1,215	525
Three years later	556	500	460	460	690	900	1,335
Four years later	580	540	489	540	709	949
Five years later	612	565	563	550	730
Six years later	633	633	564	567
Seven years later	690	632	571
Eight years later	689	636
Nine years later	690

Reserve re-estimated as of:
One year later	844	902	962	1,012	1,131	1,442	2,095	1,284	1,290
Two years later	835	880	915	904	1,037	1,357	1,980	1,257
Three years later	864	892	867	823	1,020	1,316	1,959
Four years later	889	874	800	822	985	1,291
Five years later	878	820	810	779	967
Six years later	843	838	771	763
Seven years later	862	804	749
Eight years later	834	787
Nine years later	810

Cumulative redundancy/(deficiency)	27	141	282	336	415	338	206	91	11
The above table includes the loss reserve development for Delta Lloyd up to 31 December 2011 for the last ten financial years.

Reserves for Asbestos and Environmental Losses
The tables below show the historical development of the asbestos and environmental (“A&E”) reserves as at 31 December 2009 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.
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
The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	20111 £m	2010 £m	2009 £m
Initial net reserves per statement of financial position	631	551	587
Effect of discounting	298	388	381
Initial net reserves for unpaid losses and LAE	929	939	968
Initial retroceded reserves	596	674	778
Initial gross reserves for unpaid losses and LAE	1,525	1,613	1,746

Paid (cumulative) as of:
One year later		98	164
Two years later			263

Reserve re-estimated as of:
One year later		1,623	1,776
Two years later			1,786

Cumulative redundancy/(deficiency)		(10)	(40)
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

The following table presents the development of our A&E reserves after reinsurance measured on an IFRS basis.

31 December	20111 £m	2010 £m	2009 £m
Initial net reserves per statement of financial position	631	551	587
Effect of discounting	298	388	381
Initial net reserves for unpaid losses and LAE	929	939	968

Paid (cumulative) as of:
One year later		69	104
Two years later			174

Reserve re-estimated as of:
One year later		999	1,042
Two years later			1,102

Cumulative redundancy/(deficiency)		(60)	(134)
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

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
Critical accounting policies are those that reflect significant judgements and uncertainties and potentially may lead to materially different results under different assumptions and conditions. Our critical accounting policies are described below.

Investments
For an overview of our investments, see “Performance review – Analysis of investments”.

Financial investments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as “other than trading”).
In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as certain fund management and non-insurance operations.
Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items.

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
The table below presents an analysis of investments according to fair value hierarchy:

		Fair value hierarchy
2011	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Loans	—	18,486	—	18,486	9,630	—	28,116
Fixed maturity securities	103,183	42,222	7,940	153,345	—	(93)	153,252
Equity securities	31,556	644	483	32,683	—	(37)	32,646
Other investments (including derivatives)	21,902	5,530	2,945	30,377	—	(217)	30,160
Total	156,641	66,882	11,368	234,891	9,630	(347)	244,174

	Fair value hierarchy
2010	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Loans	—	21,028	—	21,028	22,046	—	43,074
Fixed maturity securities	116,577	42,196	8,709	167,482	—	—	167,482
Equity securities	43,455	4,649	972	49,076	—	—	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	—	—	36,730
Total	190,014	71,953	12,349	274,316	22,046	—	296,362
At 31 December 2011, 67% of total financial investments and loans carried at fair value were classified as Level 1 in the fair value hierarchy (2010: 69%) and 28% as Level 2 (2010: 26%). Excluding loans, the percentage of total investments carried at fair value at 31 December 2011 classified as Level 2 was 22% (2010: 20%).
At 31 December 2011, 4.8% of financial investments and loans were fair valued using models with significant unobservable market parameters (2010: 4.5%). A reconciliation of movements in investments classified as Level 3 is included in the “Financial statements IFRS – Note 19 – Fair value methodology”. In absolute terms, Level 3 investments have decreased by £981 million, reflecting before foreign exchange movements and, the deconsolidation of Delta Lloyd, a net valuation decrease of £364 million, net purchases of £88 million and net transfers into Level 3 of £31 million. The transfers into and out of Level 3 are spread across our business in the UK, Italy, the US and France and across a number of asset classes, with no single business or asset class predominating. There are a variety of reasons for these transfers, including change in market activity in valuation inputs, transparency of valuation inputs from third-party pricing sources and matching between internal model valuations and broker quotes.
Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, we believe that changing one or more of the assumptions for reasonably possible alternative assumptions would not change fair value significantly.
Valuations obtained from third party sources are generally the proprietary information of the third party provider, and therefore, while the third party providers may discuss with us their methodologies and sources of inputs, we are unable to re-perform their valuations. We do, however, validate third party valuations against other third party pricing providers, broker quotes or our own internal models where we believe there is uncertainty over the reliability of the third party valuation.
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

Fixed maturity securities – Valuation techniques
The table below provides an analysis at 31 December 2011 of debt securities by pricing source.

	Fair value hierarchy
2011	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	103,183	39,700	7,835	150,718
Internal models	—	2,522	105	2,627
	103,183	42,222	7,940	153,345

We use a variety of valuation techniques to fair value debt securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. 95% of Level 2 fixed maturity securities are held by our businesses in North America, Spain, the UK and Italy, of which North America represents 76%. Variations in the proportion of securities classified as Levels 1, 2 and 3 between different countries reflect different levels of liquidity in the markets in which these securities are traded and the different valuation sources used.

Valuations sourced from third parties
To determine the appropriate fair value hierarchy, where we use third-party pricing vendor services, we ascertain from the vendors their valuation methodology, the market inputs into their models and how they calibrated and tested their model outputs. Further validation is performed against broker quotes or internal models. Valuations obtained from third party sources, disclosed in the table above, are unadjusted.
Where we use broker quotes and no information as to the observability of inputs is provided by the broker, we generally validate the price quoted by the broker by using internal models with observable inputs. When the price obtained from the broker and internal model are similar, we look to the inputs used in our internal model to understand the observability of the inputs used by the broker. In circumstances where internal models are not used to validate broker prices and the observability of inputs used by brokers is unavailable, the investment is classified as Level 3. Broker quotes are usually non-binding. The valuation techniques applied to the principal fixed maturity securities are described below.
Prices sourced from third parties for certain US corporate securities and high-yield US mortgage-backed securities are based on a consensus valuation by polling banks and trading desks of market makers in these instruments. The collection of quotes is adjusted to remove outliers and stale data. Such securities are classified as Level 3, as these inputs represent prices at which banks are holding these securities in their trading portfolios.

Structured bond-type products held by our business in France amounting to £6.1 billion, for which there is no active market. These bonds are valued using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2011, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.
The other principal Level 3 debt securities are notes issued by loan partnerships held by our UK Life business amounting to £1.2 billion, for which there is no active market. The securities are valued using counterparty quotes. The quotes are corroborated against index information obtained for similar asset classes, taking into further consideration the quality of the underlying loan portfolio, leverage structure, credit rating and illiquidity margins. These combined factors provides a reliable proxy to corroborate the counterparty price.

Internal valuation models
In our Spanish business, we use internal models to value illiquid corporate bonds as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Models use discounted cash flows incorporating the interest rate swap curve for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is determined using market quotes of other bonds of the same issuer factored by the liquidity of asset or market. Similarly in our UK Life business, we use internal models for private placement notes, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. At 31 December 2011, bonds valued on this basis amounted to £3.3 billion in our Spanish business and £2.6 billion in our UK Life business.
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

Equity securities – Valuation techniques
The table below provides an analysis at 31 December 2011 of equity securities by pricing source.

	Fair value hierarchy
2011	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	31,556	606	471	32,633
Internal models	—	38	12	50
	31,556	644	483	32,683

Valuations obtained from third party sources, disclosed above, are unadjusted.
Equity securities classified as Level 2 are principally equity interests in non-redeemable preference shares held by our Canadian business. Valuations of these equity securities are based on information obtained from third party sources.
Equity securities classified as Level 3 are principally strategic interests in banking partners held by our Italian business. Level 3 valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

Other investments (including derivatives) – Valuation techniques
The table below provides an analysis at 31 December 2011 of other investments by pricing source.

	Fair value hierarchy
2011	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	21,902	4,619	2,911	29,432
Internal models	—	911	34	945
	21,902	5,530	2,945	30,377

Valuations obtained from third party sources, disclosed above, are unadjusted, except for third party valuations of private equity funds as noted below.
Other investments classified as Level 2 principally relate to unit trusts and other investment vehicles, amounting £3.8 billion, and derivatives amounting to £1.1 billion.
Other investments classified as Level 3 are principally private equity funds and hedge funds amounting to £1.5 billion and £1.3 billion, respectively. 63% of the Group’s holdings in these funds are held by our UK Life business, with the remainder primarily held by our businesses in Italy, France and the US.
Our UK Life business values its interest in private equity funds utilising investment valuation reports received from the fund managers, making adjustments for items such as subsequent draw downs and distributions between the date of the report and the balance sheet date and the fund managers’ carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.
In valuing its interest in hedge funds, the Group utilises valuations received from fund managers, which are based on the market value of the underlying fund assets. In certain instances, the market values of the underlying assets may be determined by the hedge fund managers using internal, proprietary models. Such investments are classified as Level 3.
     Of the internally modelled valuations for other investments disclosed above, all relate to investments by our UK Life business in investment funds which are valued on a “look through basis” to the underlying investments in the fund. The underlying investments are valued using quoted market prices and other observable market inputs which support a Level 2 classification. A similar valuation approach is adopted by third parties where we have utilised them as a source of valuations.
All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models, or source prices from a third-party vendor utilising industry standard models and corroborate these prices to non-binding broker quotes. The internal model inputs are based on observable market data, except for a small number of non-standard swaps and bespoke tranche-based derivatives, with a fair value of £16 million at 31 December 2011, which are classified as Level 3 because the base correlations used in the internal model are unobservable inputs. Credit risk is considered, but the presence of collateral usually mitigates any non-performance risk related to the derivatives.

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

Loans – Valuation techniques
For certain mortgage loans, we have taken advantage of the revised fair value option under IAS 39 to present mortgage loans, associated borrowings, other liabilities and derivative financial instruments at fair value since they are managed together on a fair value basis. Mortgage loans carried at fair value are predominantly commercial mortgage loans in the UK.
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

Impairment of investments and reinsurance assets
Available for sale (“AFS”) investments
AFS debt securities: An available for sale debt security is impaired if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectable. For a debt security, an impairment charge, measured as the difference between the security’s fair value and amortised cost, is recognised when the issuer is either known to be in default or is known to be in financial difficulty. Determining when an issuer is in financial difficulty requires the use of judgement. We consider a number of factors, including industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines and a breach of contract. A decline in fair value below amortised cost due to changes in risk-free interest rates does not necessarily represent objective evidence of a loss event.
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
For both debt and equity AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year with a corresponding movement through other comprehensive income. The total impairment expense for AFS debt securities for 2011 was £19 million (2010: £79 million) less reversals, following recovery in value of £nil (2010: £1 million).  Total unrealised losses at 31 December 2011 on AFS debt securities and other investments were £229 million (2010: £373 million) and £10 million (2010:£nil), respectively.  The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

Duration and amount of unrealised losses on available-for-sale securities

	0 – 6 months		7 – 12 months		More than 12 months			Total
2011	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	1,781	(52)	353	(23)	540	(33)	2,674	(108)
Equity securities	—	—	—	—	2	—	2	—
Other investments	50	(2)	150	(8)	8	—	208	(10)
	1,831	(54)	503	(31)	550	(33)	2,884	(118)
20%-50% loss position:
Debt securities	14	(7)	15	(5)	168	(76)	197	(88)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	14	(7)	15	(5)	168	(76)	197	(88)
Greater than 50% loss position:
Debt securities	1	(2)	1	(2)	16	(29)	18	(33)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	1	(2)	1	(2)	16	(29)	18	(33)
Total
Debt securities	1,796	(61)	369	(30)	724	(138)	2,889	(229)
Equity securities	—	—	—	—	2	—	2	—
Other investments	50	(2)	150	(8)	8	—	208	(10)
	1,846	(63)	519	(38)	734	(138)	3,099	(239)
1	Only includes AFS classified securities that are in an unrealised loss position.

	0 – 6 months		7 – 12 months		More than 12 months			Total
2010	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,849	(153)	71	(4)	1,100	(70)	6,020	(227)
Equity securities	86	(6)	—	—	—	—	86	(6)
Other investments	69	—	—	—	—	—	69	—
	5,004	(159)	71	(4)	1,100	(70)	6,175	(233)
20%-50% loss position:
Debt securities	49	(18)	—	—	83	(41)	132	(59)
Equity securities	2	(1)	—	—	—	—	2	(1)
Other investments	—	—	—	—	—	—	—	—
	51	(19)	—	—	83	(41)	134	(60)
Greater than 50% loss position:
Debt securities	7	(9)	—	(2)	25	(76)	32	(87)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—
	7	(9)	—	(2)	25	(76)	32	(87)
Total
Debt securities	4,905	(180)	71	(6)	1,208	(187)	6,184	(373)
Equity securities	88	(7)	—	—	—	—	88	(7)
Other investments	69	—	—	—	—	—	69	—
	5,062	(187)	71	(6)	1,208	(187)	6,341	(380)
1	Only includes AFS classified securities that are in an unrealised loss position.

We have not recognised any impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
At 31 December 2011, 98% of AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we intend to hold these securities for a sufficient period to recover their value in full and to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US, the decrease in unrealised losses experienced during 2011 reflects a decrease in the US government treasury yield curve, partially offset by widening credit spreads. Where factors specific to an issuer have resulted in an unrealised loss, we have considered whether the security is impaired and recognised an impairment charge where necessary.
Of the AFS debt security impairment expense for 2011, £19 million relates to our US business, of which £12 million relates to Alt-A securities and £6 million to commercial mortgage backed securities. These securities are not yet in default but showed continued deterioration in market values, NAIC rating downgrades or defaults on more junior tranches.

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
Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount. In 2011, impairment losses on loans carried at amortised cost were £66 million (2010: £28 million) less impairment reversals  following recovery in value of £39 million (2010: £6 million).
We hold collateral in respect of loans where it is considered appropriate in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy.

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
Where assets classed as “past due and impaired” are of material value thereby exceeding local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired. The factors to determine whether there is a high risk of default include evidence of significant financial difficulties of the counterparty, evidence of a high probability of bankruptcy or other financial reorganisation of the counterparty. We also consider specific knowledge of the individual counterparty which is experiencing difficulties, the age of the receivable or other financial asset balance, and any general credit ratings available.

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

	Financial assets that are past due but not impaired
2011	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	152,988	—	—	—	—	264	153,252
Reinsurance assets	7,112	—	—	—	—	—	7,112
Other investments	30,152	—	—	—	—	8	30,160
Loans	27,582	6	—	—	—	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	—	7,937

	Financial assets that are past due but not impaired
2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	—	3	3	28	114	167,482
Reinsurance assets	7,084	—	—	—	—	—	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

“Financial statements IFRS – Note 53 – Risk management” includes a credit ratings table which analyses the credit quality of the above balances where a credit rating is available. The credit quality of receivables and other financial assets is managed at the local business unit level. An impairment loss is recognised if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. all amounts due are not considered collectible.

Financial liabilities fair valued through profit or loss
We have made use of the fair value option under IAS 39 to carry at fair value through profit or loss investment contracts of £43,990 million (2010: £46,125 million) and securitised borrowings of £1,306 million (2010: £4,690 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition, IFRS requires us to fair value derivative liabilities through profit or loss.
Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed life and annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:
■	In the case of funding agreements and derivative contracts, they are mostly fully collaterised;
■
In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default; and

■
In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

The embedded options in indexed and life annuity contracts are valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt. The change in fair value resulting from the risk adjustment in 2011 was an increase of £453 million (2010: £216 million), and is principally attributable to market perception of the instruments’ credit risk. If interest rates were to increase by 1%, the provision for embedded options would decrease by £152 million (2010: £151 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2010: £167 million).

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
In the US, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets, such as AFS financial investments, that are recognised directly in other comprehensive income in the same way as if those gains or losses had been realised. For liabilities relating to UK with-profit contracts, we have adopted the UK Financial Reporting Standard 27, Life Assurance (FRS 27), which adds to the requirements of IFRS but does not vary them in any way.
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
Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned through margins in the valuation discount rate used.
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
Accounting methodologies for calculating long-term business provisions in our principal markets are described below:

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
For UK regulated with-profit funds the contract liabilities are valued by reference to the FSA realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profit contracts which reflects the amounts expected to be paid based on the current value of investments held by the with-profit funds and current circumstances.
With the exception of NWPSF, the basis of determining liabilities for our with-profit business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profit funds are absorbed by the unallocated divisible surplus. The unallocated divisible surplus represents the excess of assets over liabilities that have yet to be apportioned between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated divisible surplus rather than shareholders’ equity. For NWPSF, changes in the basis of determining liabilities will directly affect the results attributable to shareholders.

A detailed explanation of the basis of liability measurement is contained in “Financial statements IFRS – Note 36 – Insurance liabilities – (b) Long-term business liabilities”.
With the exception of NWPSF, for liabilities determined using the basis described above for UK regulated with-profit funds, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.
This lack of sensitivity reflects the with-profit fund structure, basis of distribution, and the application of previous GAAP to the unallocated divisible surplus of with-profit funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by changes in estimates are absorbed by the unallocated divisible surplus of the with-profit funds. As noted previously, the unallocated divisible surplus is accounted for as a liability and therefore, except in the remote circumstances where support for the funds by shareholders’ funds was required, changes in its level do not directly affect shareholders’ equity.

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

France
In France, the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns with the balance being attributable to shareholders.
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

United States
In the United States, there are two main types of business – protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts, except for the funding agreements and term certain immediate annuities which are classified as non-participating investment contracts.
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2011 (2010: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2011 was 4.50% (2010: 4.50%).
Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.0% to 5.2% in 2011 (2010: 1.0% to 5.2%).
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

Rest of the World
In the other countries in which we undertake long-term business, local generally-accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

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

Unallocated divisible surplus (“UDS”)
The unallocated divisible surplus represents the excess of assets over policyholder liabilities of the Group’s UK with-profit funds and participating business in other countries. The annual excess or shortfall of income over expenditure of the with-profit funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the UDS through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealised appreciation of investments.
In the case of a shortfall of participating assets compared to participating liabilities, a negative UDS balance may be held. Negative UDS is subject to recoverability testing, with any excess over the recoverable amount charged to net income. In Italy, the UDS balance was £1,449 million negative at 31 December 2011 (2010: £420 million negative).  In France and Spain, certain participating funds had negative UDS balances at 31 December 2011, although in aggregate the UDS balances for each of these business units was positive (2010: Spain £15m negative) . Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice.  The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
Changes to the level of the UDS do not directly impact shareholders’ results or funds. For UK with-profit business, after allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the UDS are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the UDS), asset valuation differences and admissibility deductions reflected in the regulatory returns.

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
An analysis of the sensitivity of deferred acquisition costs to possible changes in assumptions is included in “Financial statements IFRS – Note 24 – Deferred acquisition costs and other assets”.
The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business in the UK and US. At 31 December 2011, a DAC asset of £3,778 million (2010: £4,261 million) was recognised in respect of long-term insurance and investment contract business, of which 37% (2010: 33%) arose in the UK and 52% (2010: 53%) in the US.

(a) United Kingdom
For UK non-profit business, DAC is held in respect of unit-linked life, unit-linked pension and conventional business. The deferred new business costs are amortised over the lifetime of a product group. The amount of DAC at any point in time must be recoverable from future margins. For insurance contracts, recoverability of DAC is measured against the present value of future profits (PVFP) using embedded value methodology, with some level of prudence above this. In order to include some prudence, DAC is limited to 90% of PVFP for all products in the financial statements for the year ended 31 December 2011. For non-participating investment contracts, recoverability is tested against future margins on a fair value basis, again limited to 90% of PVFP.

(b) United States
Certain commissions, policy issue and underwriting costs, and other variable costs incurred to acquire or renew traditional life insurance, universal life insurance, equity indexed life and annuity products are deferred. We generally amortise DAC for participating traditional life insurance over the life of the policies in proportion to the present value of estimated gross margins. Non-participating traditional life insurance DAC is amortised over the premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues, using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and annuity products, we generally amortise DAC in proportion to the present value of estimated gross margins from surrender charges and investment, mortality, and expense margins. The effect on the cumulative amortisation of DAC for revisions in estimated future gross margins on participating traditional life, universal life, and annuity products is reflected in the period such estimates are revised.

We make shadow adjustments to the DAC asset, which are recognised directly in other comprehensive income. This means that the measurement of the DAC asset is adjusted for unrealised gains or losses on AFS securities supporting such products that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.
We perform recoverability testing in the year of issue to determine whether the expected gross premiums collected over the life of traditional products is sufficient to recover the initial DAC as well as to provide for expected future benefits and maintenance costs.

Acquired value of in-force business (AVIF)
The PVFP on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary, is recognised as an asset.  If this results from the acquisition of an investment in a joint venture or an associate, the AVIF is held within the carrying amount of that investment. In all cases, the AVIF is amortised over the useful lifetime of the related contracts in the portfolio on a systematic basis. The rate of amortisation is chosen by considering the profile of the additional value of in-force business acquired and the expected depletion in its value. The value of the acquired in-force long-term business is reviewed annually for any impairment in value and any reductions are charged as expenses in the income statement.

Effect of changes in assumptions and estimates
Certain estimates and assumptions used in determining our liabilities for long-term insurance and investment contract business changed from 2010 to 2011. The effect of these changes on the profit recognised for the year, with the equivalent effect on liabilities and related assets, such as reinsurance, DAC and AVIF, is analysed in “Financial statements IFRS – Note 40 – Effect of changes in assumptions and estimates during the year”.
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
Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and LAE in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
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

			2011			2010
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	3,960	995	4,955	4,419	924	5,343
Property	1,392	155	1,547	1,669	188	1,857
Liability	2,206	1,321	3,527	2,388	1,303	3,691
Creditor	59	19	78	77	24	101
Other	482	156	638	975	296	1,271
	8,099	2,646	10,745	9,528	2,735	12,263

Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Discount rate		Mean term of liabilities
	2011	2010	2011	2010
Reinsured London Market business	2.20%	3.30%	13 years	12 years
Latent claims	0.75% to 3.25%	0.88% to 4.18%	7 years to 16 years	7 years to 15 years
Structured settlements	2.70%	3.20%	31 years	35 years
Netherlands Permanent health and injury	n/a1	3.75%	n/a1	7 years
1	Delta Lloyd no longer consolidated following the partial disposal on 6 May 2011.

The gross outstanding claims provisions before discounting were £11,420 million (2010: £13,179 million) and after discounting were £10,745 million (2010: £12,263 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 7 and 16 years depending on the geographical region.

Assumptions
We estimate outstanding claims provisions based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claim technicians apply their experience and knowledge to individual claims taking into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.
No adjustments are made to the claims technicians’ case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claims may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. Accordingly, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures, in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome from a range of methods and from the range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include:
■	Claim numbers;
■	Base average cost per claim;
■	Future inflation in average cost of claims;
■	Legal fees; and
■	Life expectancy of potential sufferers.

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £250 million greater than the best estimate, or £115 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (c) of “Financial statements IFRS – Note 36 – Insurance liabilities” and depends on the duration of the claim and the reporting date. At 31 December 2011, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £85 million, excluding the offsetting effect on asset values because assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our General Insurance and Health businesses is shown in section (h) of “Financial statements IFRS – Note 53 – Risk management”.

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2011 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
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

Effect of changes in assumptions and estimates
Certain estimates and assumptions used in determining our liabilities for general and health insurance business were changed from 2010 to 2011, and this affected the profit recognised for the year with an equivalent effect on liabilities. The effect of these changes on the profit recognised for the year with the equivalent effect on liabilities and related assets, such as reinsurance and deferred acquisition costs, is analysed in “Financial statements IFRS – Note 40 – Effect of changes in assumptions and estimates during the year”.
In 2011 an exceptional charge of £35 million (2010: £10 million) was incurred for the strengthening of reserves in respect of discontinued commercial liability risks written in the UK a significant number of years ago, which is included in the change in insurance liabilities.
An analysis of the sensitivity of shareholders’ equity and our profit before tax to possible changes in assumptions is included in section (h) of “Financial statements IFRS – Note 53 – Risk management”.

Lump sum payments in settlement of bodily injury claims
Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes.
The Ogden discount rate is currently under review by the Lord Chancellor. The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However, an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

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
Intangibles consist primarily of contractual relationships, such as access to distribution networks and customer lists. Judgement is required in determining the useful economic lives of the contractual relationships by considering relevant factors, such as the expected term of the contract; competitive position; potential obsolescence due to changes in industry distribution arrangements; potential changes in the ownership or control of our distribution partners; and the level of future demand for the products sold through these relationships. At 31 December 2011, intangible assets with indefinite useful lives comprise the value of the Union Financière de France Banque distribution channel, where the existing life of the asset and its competitive position in, and the stability of, its market support this classification.
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
Apart from pension obligations, our largest provisions relate to restructuring programmes which cover primarily severance. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy.
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

Pension obligations
We provide defined benefit pension plans in various forms covering eligible employees across our operations. At 31 December 2011, the main UK defined benefit pension plan showed a surplus of £1,670 million (2010: £524 million), while the total liability recognised for defined benefit pension plan deficits was £492 million (2010: £2,101 million).
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
The main actuarial assumptions used to calculate scheme liabilities are set out in “Financial statements IFRS – Note 44 – Pension obligations”. The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.7 billion and the service cost for the year by £9 million.
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The mortality tables and average life expectancy used at 31 December 2011 are disclosed in “Financial statements IFRS – Note 44 – Pension obligations”. The tables used to measure post-retirement mortality are considered appropriate based on the mortality experience of the schemes. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long and medium cohort projection tables (for the main UK and RAC schemes respectively), and incorporating underpins to the rate of the future improvement equal to 1.5% for males and 1.0% for females. The effect of assuming all members were one year younger would increase the schemes’ liabilities by £265 million and the service cost for the year by £1 million.
The expected rates of return on the schemes’ assets are disclosed in “Financial statements IFRS – Note 44 – Pension obligations”. The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands where the 2011 figures were developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets are stated after deducting investment expenses and, in Ireland, the government levy on pension fund assets.

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
The deposit agreement between us, Citibank and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in “- Description of securities other than equity securities” below. You should be aware that these rights are different from the rights of the holders of our ordinary shares.

Organisation and Register
Our registered company number in the UK is 2468686. The various entities that comprise Aviva have histories of considerable duration. Hand in Hand was established in 1696, Commercial Union was established in 1861, General Accident was founded in 1885 and Norwich Union was founded in 1797. However, the Group’s current structure dates back to February 9, 1990, when Commercial Union plc was incorporated as the listed holding company for the Commercial Union Group.

Directors
The number of our directors is not less than six, nor more than twenty. We may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors and determine the length of the term the directors serve.
A director is not required to hold any shares by way of qualification. However, in line with revised internal guidelines, the share ownership requirement of the group chief executive  increased from 175% to 200% of annual basic salary following the 2011 annual general meeting (AGM). The shareholding requirement of the executive directors remains at 150% of basic annual salary. In addition, the executive directors, including the group chief executive, will be required to retain 50% of the net share releases from the deferred annual bonuses and Long Term Incentive Plan awards until the shareholding requirements have been reached, which will not have a target date, subject to the discretion of the Remuneration Committee. The non-executive directors as a body are remunerated for their services at a rate not exceeding £1,500,000 per annum in aggregate, to be determined by our Board, or at such other rate that the Company, in general meeting, may determine by ordinary resolution. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day. A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by such director in or about the performance of his or her duties as director, including any expenses incurred in attending meetings of our Board or of Committees of our Board or general meetings, whether incurred in the UK or in any overseas country.
Our Board may appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, subject to the Company’s limit. Any director so appointed holds office only until the next following annual general meeting and is then eligible for election by shareholders. Our articles of association do not contain an age restriction applicable to directors.

Powers of our Board and Election of Directors
Our Board manages the business and affairs of the Company. However, our shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to our articles of association. At every annual general meeting, all the directors will be subject to re-election as provided in the UK Corporate Governance Code.
Under English law, shareholders of a public company may, by ordinary resolution, appoint a person who is willing to be a director either to fill a vacancy or, subject to any limit provided in the company’s articles of association, as an additional director. Shareholders may also remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place. In addition, under our articles of association, our Board also has the power to appoint a director to fill a vacancy on our Board or to serve as an additional director, provided that a director so elected may only serve until the next following AGM of the company, at which time the director may be elected by shareholders.

Directors’ Interests
Section 177 of the UK Companies Act of 2006 provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to us or any of our subsidiaries must declare the nature of his interest at a meeting of our Board. In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of our Board at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of our Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of our Board held after the director becomes so interested.
If the contract was entered into or the arrangement made or the proposed contract or arrangement was considered before the director was appointed or elected, the declaration must be made at the first meeting of our Board following the appointment or election of the director or, if the director was not then aware of the existence of the contract or arrangement or proposed contract or arrangement, at the next meeting following the director becoming so aware.
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
No director or director candidate is disqualified by his or her office from contracting either with regard to his or her tenure of any such office, nor is any such contract to be avoided, nor is any director so contracting or being so interested to be liable to account to us for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship established by his directorship.

Directors’ Remuneration
The remuneration of our Board is determined by the Remuneration Committee which consists of independent non-executive directors. For further details see “Governance – Directors’ Remuneration Report”.

Proceedings of our Board and Committees
Our Board may meet together for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit and decide the quorum necessary for the transaction of business. Unless and until otherwise decided, the quorum is four directors. No business may be transacted without the requisite quorum. Questions arising at any meeting are decided by a majority of votes. In case of an equality of votes, the chairman of the meeting has a second or casting vote.
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
Our Board may from time to time appoint one or more directors as Managing Director, Executive Director, joint Managing Directors or joint Executive Directors either for a fixed or an indefinite term and may from time to time, without prejudice to the terms of any agreement entered into in any particular case, remove or dismiss any directors so appointed from office and appoint another director in his or her place.

Liabilities of Directors and Officers
English law does not permit a company to exempt any director or other officer of the company, or any person employed by the company as auditor, from any liability that by virtue of any rule of law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he or she may be guilty in relation to the company. English law enables companies to purchase and maintain insurance for directors, officers and auditors against any such liability.  We maintain such insurance for our directors and executive officers. Our articles of association provide that our directors and officers, among others, are entitled to indemnification by Aviva out of our own funds against all costs, charges, losses, expenses and liabilities incurred by such person in connection with the discharge of his or her duties or the exercise of his or her powers.

Debt Limitations
Our articles of association grant our Board authority to exercise our power to borrow money and to mortgage or charge our undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of ours or of any third party. The aggregate amount of debt borrowed or secured by us or any of our subsidiaries (to the extent our Board can procure through voting and other powers of control) must not, without the prior approval of the shareholders in a general meeting, exceed twice the aggregate of our share capital and consolidated reserves, subject to certain adjustments set forth in our articles of association.

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
We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms as may be attached by our Board prior to allotment. Sterling new preference shares, new preference shares and euro new preference shares will have such rights and terms as the Board may determine in accordance with the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see “Financial statements IFRS – Note 29 – Preference share capital”.

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

Pre-emptive Rights
Under English law, the issue for cash of equity securities or rights to subscribe for or convert into equity securities must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings in the class of equity securities being offered, unless a special resolution has been passed in a general meeting of shareholders dis-applying (whether generally or specifically) this requirement.
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

Calls on Shares
Our Board may from time to time make calls on the shareholders in respect of any monies unpaid on their shares or on any class of their shares, whether on account of the nominal value of the shares or by way of premium, and not by the conditions of allotment thereof made payable at fixed times. Each shareholder will be required, subject to the shareholder having been given at least fourteen days’ notice specifying the time or times and place of payment, to pay at the time and place so specified the amount called on such shareholder’s shares. A call may be made payable by instalments, may be revoked by our Board before receipt of any sum due or postponed as our Board may decide and be deemed to have been made at the time when the resolution of our Board authorising the call was passed. A person upon whom a call is made remains liable for calls made upon him or her notwithstanding the subsequent transfer of the shares.

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

Transfer of Shares
Subject to such restrictions in our articles of association as may apply, any shareholder may, without payment of any fee, transfer all or any of his or her certificated shares by written instrument, in any usual common form or in any other form which our Board may approve, executed by or on behalf of the transferor and, in the case of a transfer of a share not fully paid, by or on behalf of the transferee.

Transmission of Shares
In case of the death of a shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where such person was a sole or only surviving holder, will be the only persons recognised by us as having any title to such shares, but nothing in the articles of association shall release the estate of the deceased shareholder from any liability, whether sole or joint, in respect of any share which has been solely or jointly held by the deceased shareholder.
Any person becoming entitled to a share as a result of the death or bankruptcy of a shareholder may, upon production of sufficient evidence of his or her right, either elect to be registered as a shareholder or to nominate some person as a registered shareholder in respect of the share.

Shareholders Resident Abroad
If a shareholder has not provided us with an address in the UK, we are not required to send notices to such shareholder directly. Notices to such shareholders may be posted in our registered office and are then deemed to be given to those shareholders on the date when they are first posted. Unless otherwise required by law or our articles of association, we may also give notices by advertisement published once in at least one leading UK daily newspaper. Alternatively, so long as a shareholder has so agreed, we may give notice of a general meeting by posting on our website, provided we have notified the shareholder of the posting in a manner agreed with us. There are no limitations on non-resident or foreign shareholders’ rights to own our securities or exercise voting rights where such rights are given under English company law. For holders of ADSs, please see “- Description of securities other than equity securities”.

Equity Share Capital – Rights of Purchase and Redemption
Under English law, a company may issue redeemable shares if authorised by its articles of association and subject to the conditions stated therein. Our articles of association authorise the issue of redeemable shares. Although our cumulative irredeemable preference shares are not subject to redemption like our ordinary shares, our articles of association permit the purchase of our own shares and we may purchase our cumulative irredeemable preference shares. An English company may purchase its own shares, including any redeemable shares, if so authorised by its articles of association and provided that the purchase must be previously approved by a general or specific ordinary resolution of its shareholders in the case of an on-market purchase (although the Association of British Insurers prefers a special resolution), or a special resolution in the case of an off-market purchase. The shares may be redeemed or repurchased only if fully paid and, in the case of public companies such as us, only out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase or redemption.
As with many other companies listed on the Official List of the UK Listing Authority, we regularly seek authority at annual general meetings to approve on-market purchases of our ordinary shares subject to specified limitations. When a company purchases its own shares wholly out of profits, an amount equal to the nominal amount of the shares purchased and subsequently cancelled must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable by the company on purchase of its shares in excess of the par value may be paid out of the proceeds of a new issue of shares up to an amount equal to whichever is the lesser of (i) the aggregate of the original premiums received by the company on the issue of those shares or (ii) the amount of the company’s share premium account as at the time of the repurchase, including any sum transferred to that account in respect of premiums on the new issue. The UK Listing Authority usually requires that on-market purchases of 15% or more of a company’s equity share capital pursuant to a general shareholder authority must be made through either a tender or partial offer to all shareholders (or to all shareholders of the relevant class), and in the case of a tender offer, at a stated maximum or fixed price. Purchases pursuant to a general shareholder authority below the 15% threshold may be made through the market in the ordinary way, provided that the price is not more than 5% above the average of the market value of the company’s shares for the five business days before the purchase date.

Winding Up
In the event of a winding up, holders of preference shares have priority over holders of ordinary shares. This applies to all types of preference shares. We are subject to the general insolvency law applicable to UK companies, which is described within “Shareholder Information – Regulation”.

Dividends and Reserves
Our dividends are based on our profits and are paid out to shareholders for each share they hold, and do not generally have any restrictions. Our dividends are usually paid as cash to both UK and overseas shareholders. Our dividends can be paid by cheque or as a direct bank transfer. We also have a dividend reinvestment plan, the Aviva Scrip Dividend Scheme.
We generally pay any dividends on our ordinary shares twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque simply by completing a form available on our website and sending it to our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our articles of association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “- Description of securities other than equity securities” and for our preference shares within “Financial statements IFRS – Note 29 – Preference Share Capital”.

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
Our Board will call any annual general meeting by at least twenty one days' notice in accordance with our articles of association. Any other general meeting will be called by at least fourteen days’ notice also in accordance with our articles of association. The notice period calculation under our articles of association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our articles of association to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by such shareholder in respect of all shares held by such shareholder, the auditors and the directors.

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

Voting
Under English law, the voting rights of shareholders are governed by the Company’s articles of association, and are subject to the statutory rights of shareholders, including the right to demand a poll. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote. On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held. Subject to any special rights or restrictions attached to any class of shares and to the provisions of our articles of association, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each 25 pence in nominal amount of share capital held by such shareholder. A person entitled to more than one vote on a poll need not use all his or her votes or cast all his or her votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling New Preference Shares and Euro New Preference Shares. Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

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

Notices
A notice, document or other information may be given to any shareholder either personally or by sending it in hard copy form by post to the shareholder at his or her registered address or, if the shareholder has no registered address within the UK to the address (if any) in the UK supplied by the shareholder for the giving of notices to such shareholder or by advertisement or by giving notice in electronic form to an address supplied to us by the shareholder for that purpose or by any other means authorised in writing by the shareholder concerned.

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
Under the rules of the UK Listing Authority, shareholder approval is required for an acquisition or disposal by a listed company if the gross assets of the company or the business to be acquired or disposed of represent 25% or more of the gross assets of the company or if various other size ratios prescribed by the Listing Rules of the UK Listing Authority are satisfied. Shareholder approval is also required in some circumstances relating to the giving by the listed company of indemnities and similar arrangements. Where the size of the acquisition or disposal falls below the 25% threshold, information may nevertheless be required to be published. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and related parties including:
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
The basic disclosure requirement under English law and the Disclosure and Transparency Rules promulgated by the FSA imposes an obligation on a person to notify the FSA and us of the percentage of the voting rights in Aviva such person holds or controls directly or indirectly. The Disclosure and Transparency Rules set out the circumstances in which an obligation of disclosure arises as well as certain exemptions from those obligations for specified persons. This obligation is triggered if the percentage of voting rights reaches, exceeds or falls below three percent and any subsequent whole percentage figure as a result of an acquisition or disposal reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to our shares. The Disclosure and Transparency Rules also deal with the disclosure by certain persons including directors, of interests in shares of the listed companies of which they are directors, and in derivatives and other financial instruments relating to those shares. We may, under English law require a person that we know or have cause to believe is or was during the three years preceding the date of notice interested in our shares to indicate whether or not that is the case and to provide certain information as is permitted under the law.
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

Exchange controls and other limitations affecting security holders
Other than requirements to report designated events and transactions under sanctions and other laws in effect from time to time, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth in “–Taxation” below. There are no limitations under our articles of association restricting voting or shareholding.

Taxation
This section discusses certain material US federal income tax and UK tax consequences to a US Holder that owns Aviva ordinary shares and ADSs.
For purposes of this description, a “US Holder” includes any beneficial owner of the Aviva ordinary shares or ADSs that is, for US federal income tax purposes:
■	a citizen or individual resident of the United States;
■
a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or organised under the laws of any state thereof, or the District of Columbia; or

■
an estate the income of which is subject to US federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for US federal income tax purposes.

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

UK Taxation of Capital Gains
Subject to the comments in the following paragraph, a holder of Aviva ordinary shares or ADSs who, for UK tax purposes, is neither resident nor, in the case of an individual, ordinarily resident, in the UK will not be liable for UK taxation on capital gains realised on the disposal of Aviva ordinary shares or ADSs unless at the time of the disposal:
■
the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment, and

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

UK Inheritance Tax
Aviva ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Aviva ADSs are likely to be treated in the same manner. Subject to the discussion of the UK-US estate tax treaty below, UK inheritance tax may apply if an individual who holds Aviva ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Aviva ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes.
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

UK Stamp Duty and Stamp Duty Reserve Tax
UK stamp duty is payable on the transfer of Aviva ordinary shares to a nominee or agent of the depositary in exchange for Aviva ADRs representing ADSs.
Furthermore, UK stamp duty reserve tax is payable upon the transfer of Aviva ordinary shares to a nominee or agent of the depositary in exchange for Aviva ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Aviva ordinary shares or, in some circumstances, to the value of the Aviva ordinary shares at the time of transfer or issue. To the extent that such stamp duty is paid on any such transfer of Aviva ordinary shares, no stamp duty reserve tax should be payable on that transfer. Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no UK stamp duty will be required to be paid on any transfer of Aviva ADRs representing ADSs. An agreement to transfer Aviva ADRs will not give rise to a liability to stamp duty reserve tax.
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

Passive Foreign Investment Company Considerations
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

Our ADSs are listed on the NYSE, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and on the NYSE’s website at http://www.nyse.com.
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

Description of securities other than equity securities
The ordinary shares underlying our “ADSs” were registered under the Securities Exchange Act of 1934, as amended, in October 2009. The ADSs are represented by “ADRs” for trading on the NYSE under the symbol “AV”.

Fees and expenses for ADS holders
ADS holders will be required to pay the following service fees to the depositary bank:

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

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
■
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England and Wales (i.e., upon deposit and withdrawal of ordinary shares);

■	Expenses incurred for converting foreign currency into US dollars;
■	Expenses for cable, telex and fax transmissions and for delivery of securities;
■	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit);
■	Fees and expenses incurred in connection with compliance with exchange control regulations or other regulatory requirements applicable to the ordinary shares; and
■	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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
Note that the fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.
The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

Depositary payment to Aviva plc
The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. From 1 January 2011 to 31 December 2011, we received from the depositary bank $360,010.31 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.
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

Purchase of equity securities by Aviva plc and affiliated purchasers
The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2011.

Period	Total Number of Shares Purchased1,2	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	41,891	4.35	n/a	n/a
February	39,565	4.55	n/a	n/a
March	2,339,433	4.36	n/a	n/a
April	252,618	4.40	n/a	n/a
May	41,838	4.27	n/a	n/a
June	41,828	4.30	n/a	n/a
July	42,328	4.30	n/a	n/a
August	57,691	3.21	n/a	n/a
September	9,461,450	3.04	n/a	n/a
October	55,463	3.44	n/a	n/a
November	68,657	2.85	n/a	n/a
December	65,167	2.98	n/a	n/a
1.	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s executive and employee share plans.
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
The Company’s statement of differences is set out in the Governance section of this report on pages 63-65.

Legal proceedings
We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “Financial Statements – Note 48 – Contingent liabilities and other risk factors”.
The directors do not believe that any current pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s financial position for any period.

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

Controls and procedures
Disclosure controls and procedures
Management has evaluated, with the participation of Aviva’s Group Chief Executive and Chief Financial Officer, the effectiveness of the disclosure controls and procedures as at 31 December 2011. Based upon Aviva’s evaluation, the Group Chief Executive and Chief Financial Officer concluded that, as of 31 December 2011, Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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
Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2011 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’. Based on its assessment, management concluded that, as at 31 December 2011, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria.
The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in internal control over financial reporting
There have been no significant changes in Aviva Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Aviva Group’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aviva plc
We have audited Aviva plc’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aviva plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Aviva plc’s internal control over financial reporting based on our audit.
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
In our opinion, Aviva plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated 20 March 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
London, United Kingdom
20 March 2012

313
Aviva plc
Annual Report on Form 20-F 2011

Other information

In this section

In this section	Page
Glossary	314
Signatures	317
Exhibits	318

Performance review
Governance
Shareholder information
Financial statements IFRS
Additional disclosures for SEC
Other information

Glossary

Product definitions
Annuities	Monolines
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

Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.
Bonds and savings	Mortgage endowment
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.
Critical illness cover	Mortgage life insurance
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.
Deferred annuities	Non profits
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age.  A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Long-term savings and insurance products sold in the UK other than “With profits” (see definition below) products.
Group pensions	OEIC
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.	An Open Ended Investment Company is a collective investment fund structured as a limited company in which investors can buy and sell shares.
Guaranteed annuities	Pensions
A policy that pays out a fixed regular amount of benefit for a defined period.	A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.
Income drawdown	Personal pensions
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.
Index linked annuities	Protection
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

Investment sales	Regular premium
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).	A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.
ISAs	SICAVs
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

Product definitions cont.	General terms
Single premium	Available for sale (AFS)
A single lump sum is paid by the policyholder at commencement of the contract.
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Stakeholder pensions	Association of British Insurers (ABI)
Low cost and flexible pension plans available in the UK, governed by specific regulations.	Association of British Insurers – A major trade association for UK insurance companies, established in July 1985.

Takaful	Acquired value of in force (AVIF)
Insurance products that observe the rules and regulations of Islamic law.
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Term assurance	Bancassurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.	An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Unit trusts	UK Corporate Governance Code
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.
The UK Corporate Governance Code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies with a UK Premuim Listings to disclose, in relation to the UK Corporate Governance Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Unit-linked annuities	Deferred acquisition costs (DAC)
A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Whole life	Fair value
Whole life insurance is a protection policy that remains in force for the insured’s whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.
The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

With-profits	FSA
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

Wrap investments	Funds under management
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

General terms cont.
Funds under management by Aviva	Inherited estate
Represents all assets actively managed or administered by the fund management operations of the Group.
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

General insurance	Long-term and savings business
Also known as non-life or property and casualty insurance.  Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.
Collective term for life insurance, pensions, savings, investments and related business.

Gross written premiums	Market Consistent Embedded Value
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

“Hard” insurance market	Net written premiums
A term used to describe the state of the general insurance market. A “hard” insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of “soft” insurance markets.
Total gross written premiums for the given period, minus premiums paid over or ‘ceded’ to reinsurers.

Independent Financial Advisers (IFAs)	Net asset value per ordinary share
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients’ needs. Outside the UK IFAs may be referred to by other names.
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders’ funds.

IFRS	Present value of new business (PVNBP)
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Operating profit	“Soft” insurance market
From continuing operations on an IFRS basis, stated before tax attributable to shareholders’ profits, impairment of goodwill and exceptional items. This is also referred to as adjusted operating profit.

A term used to describe the state of the general insurance market. A “soft” insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of “hard” insurance markets.

Turnbull Guidance on Internal Control
The Turnbull Guidance sets out best practice on internal controls for US listed companies, and provides additional guidance in applying sections of the UK Corporate Governance.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc
(Registrant)

Dated 20 March 2012

/s/ Andrew Moss
Andrew Moss
Chief Executive Officer

Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 28 April 2010 (incorporated by reference to Exhibit 1.1 of the Aviva plc Annual Report on Form 20-F filed on 24 March 2011)

Exhibit 2.1
Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 2.2
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

Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.2	Aviva Long Term Incentive Plan 2011 rules

Exhibit 4.3	Aviva Annual Bonus Plan 2011 rules

Exhibit 4.4	Aviva Executive Share Option plan rules (incorporated by reference to Exhibit 4.4 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.5	Aviva Savings Related Share Option Scheme 2007 (SAYE 2007) rules (incorporated by reference to Exhibit 4.5 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.6	Aviva Ireland Save As You Earn Scheme rules

Exhibit 4.7	Aviva All Employee Share Ownership Plan rules

Exhibit 4.8	Aviva Executive Share Option Plan rules (2005) (incorporated by reference to Exhibit 4.7 of the Aviva plc Annual Report on Form 20-F filed on 30 March 2010)

Exhibit 4.9	Aviva Recruitment and Retention Share Award Plan rules

Exhibit 8.1	Schedule of subsidiaries of Aviva plc

Exhibit 11.1	Code of ethics (incorporated by reference to Exhibit 11.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 12.1	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Company's Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Company's Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Letter from Aviva plc’s Independent Registered Accounting Firm for the audited fiscal years covered by this Annual Report

Exhibit 15.2	Consent of Independent Registered Public Accounting Firm