Form 20-F
period 2012-12-31
AVIVA PLC
filed 2013-03-25
CIK 1140022

As filed with the Securities and Exchange Commission on March 25, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

David Rogers
Chief Accounting Officer
Aviva plc
St. Helen’s, 1 Undershaft
London EC3P 3DQ, England
+44 20 7662 8934 david.f.rogers@aviva.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 25 pence par value each Ordinary Shares 8.25% Capital Securities	New York Stock Exchange New York Stock Exchange (for listing purposes only) New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was:

Ordinary Shares, 25 pence par value each                     2,945,972,261

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	17,84-85,239
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	95-104
Item 4.	Information on the Company
	A.	History and development of the company	3,5,18, 82
	B.	Business overview	2-16, 18-24, 25, 27-31, 89-94
	C.	Organisational structure	25-26
	D.	Property, plants and equipment	31
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	2-16
	B.	Liquidity and capital resources	33-35, 85-88, 219-220
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	2-17,85, 239
	E.	Off-balance sheet arrangements	85
	F.	Tabular disclosure of contractual arrangements	32
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	40-44
	B.	Compensation	64-80, 84, 197-202
	C.	Board practices	45-54, 57-59, 64-80
	D.	Employees	145, 256
	E.	Share ownership	72, 77-80, 171-174
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	239
	B.	Related Party Transactions	84, 229, 237
	C.	Interests of Experts and Counsel	n/a
Item 8.	A.	Financial information	2-17, 84-85, 105--237
	B.	Significant changes	239
Item 9.	The Offer and Listing		239
Item 10.	Additional Information
	A.	Share capital	82-83, 171, 175
	B.	Articles of association	248-252
	C.	Material contracts	5
	D.	Exchange controls	252
	E.	Taxation	253-254
	F.	Dividends and paying agents	255
	G.	Statements by experts	n/a
	H.	Documents on display	255
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		33, 95-98, 217-219
Item 12.	Description of Securities Other Than Equity Securities		255
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		256
Item 16A.	Audit Committee Financial Expert		57
Item 16B.	Code of Ethics		94
Item 16C.	Principal Accountant Fees and Services		59, 146-147
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser		256
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		54
Item 16H.	Mine Safety Disclosure		n/a
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		105 – 237
Item 19.	Exhibits		262

Glossary			259-260
Signatures			261

Main contents

In this Form 20-F
Performance review	1
Governance	37
Shareholder information	81
Financial statements IFRS	105
Additional disclosures for SEC	238
Other information	258

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

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but are not limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our most recent Annual Report on Form 20-F as filed with the SEC, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

■	the impact of ongoing difficult conditions in the global financial markets and the economy generally;
■	the impact of simplifying our operating structure and activities;
■	the impact of various local political, regulatory and economic conditions;
■	market developments and government actions regarding the sovereign debt crisis in Europe;
■	the effect of credit spread volatility on the net unrealised value of the investment portfolio;
■	the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments;
■	changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching;
■	the impact of changes in equity or property prices on our investment portfolio;
■	fluctuations in currency exchange rates;
■	the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves;
■	the amount of allowances and impairments taken on our investments;
■	the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital;
■	a cyclical downturn of the insurance industry;
■	changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
■	the impact of catastrophic events on our business activities and results of operations;
■	the inability of reinsurers to meet obligations or unavailability of reinsurance coverage;
■	increased competition in the UK and in other countries where we have significant operations;
■	the effect of the European Union’s “Solvency II” rules on our regulatory capital requirements;
■	the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
■	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
■	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
■	the effect of legal proceedings and regulatory investigations;
■	the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events;
■	risks associated with arrangements with third parties, including joint ventures;
■	funding risks associated with our participation in defined benefit staff pension schemes;
■	the failure to attract or retain the necessary key personnel;
■	the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers;
■	the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services;
■	changes to our brand and reputation;
■	changes in government regulations or tax laws in jurisdictions where we conduct business;
■	the inability to protect our intellectual property;
■	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
■	the timing, regulatory approval and impact and other uncertainties relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries.

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

ii

Performance review

In this section
Financial and operating performance	2
Selected consolidated financial data	17
Information on the company	18
Organisational structure	25
Analysis of investments	27
Contractual obligations	32
Risk and capital management	33
Basis of preparation	36

1

Financial and operating performance

Financial performance overview

Overview

We have made good progress improving our capital strength and narrowing the Group’s focus so that we now operate in materially fewer countries.

The agreed sale of the US business has been a main contributor to a loss before tax of £2.7 billion. Operating performance is broadly in line with the previous year, but with higher restructuring costs as we transform the company.

We have seen improvements in profitability of new business, cash flows to Group and good levels of operating capital generation. The economic capital position has significantly improved but, as a result of the disposals we have made, leverage has increased. We have also taken action to simplify the group’s corporate structure, formalising the inter-divisional balance into a loan of which we will pay down £600 million over the next three years.

Financial strength

The number one priority in 2012 was to improve Aviva’s IGD and economic capital solvency surplus position. During the year we have taken a number of management actions and this, combined with market movements, means that our IGD and economic capital solvency surpluses1, 2, have improved significantly.

We have simplified our portfolio of businesses and as a result Aviva will operate in 18 countries, from 30 three years ago. These changes, including the announced sales of Aviva USA and Delta Lloyd and the settlement of our agreement to transfer Aseval to Bankia in Spain, will result in a positive movement in our economic capital. Including the effect of these transactions, the estimated economic capital surplus would improve to £7.1 billion with a coverage ratio of 172% as at 31 December 2012 (2011: £3.6 billion; 130% coverage). In addition, we have now made the calculation more prudent to now include the pension deficit funding on a 10 year basis (previously five year basis). The IGD solvency surplus has improved to £3.8 billion as at 31 December 2012 (2011: £2.2 billion).

At the end of February 2013, including the effect of the transactions noted above, our estimated economic capital coverage ratio was 175%.

We also took a number of steps to reduce the volatility of our capital position. In July we reduced our holding in Delta Lloyd from 41% to just under 20% and in January 2013 we sold our remaining stake.

Over the course of the year we also reduced our exposure to Italian sovereign debt with a gross sell down of €6.5 billion3 this year from our shareholder and participating funds. After taking into account market movements and new business, the value of our net direct shareholder and participating fund holdings (net of NCI) in Italian sovereign debt is now £4.9 billion (2011: £6.4 billion) of which net direct shareholder exposure is £0.4 billion. Of the £4.9 billion Italian sovereign debt 74% is held in Italy.

Loss before tax

The overall result for the year was a loss before tax of £2.7 billion (2011: profit before tax £87 million).

The largest driver of the overall loss is the agreed sale of our US business. At HY12 we recognised an impairment of goodwill and intangibles of £0.9 billion related to that business, and at the full year we recognised a further impairment of £2.4 billion. This was partially offset by positive investment variances of £0.3 billion.

For continuing operations, the profit before tax was £25 million. Drivers of this profit before tax are adjusted operating profits offset by integration and restructuring costs of £461 million, primarily reflecting the execution of the transformation plan; adverse investment variances of £634 million; net adverse pre-tax non-operating items in Delta Lloyd of £411 million (principally relating to movements in the Delta Lloyd Group curve), and loss on disposals of £164 million and other goodwill and intangible impairments of £188 million.

Total earnings per share was negative 113.1p (2011: 5.8p) reflecting the loss on the sale of the US business.

Cash flows

Aviva increased the amount of cash remittances from the businesses to Group to £0.9 billion in 2012 (2011: £0.8 billion). France resumed dividend payments to Group and management actions in UK Life led to a significant increase in cash remitted to Group.

The following table shows dividends paid to Group by business units.

Received in 2012 (£m)
Total by country	Dividend
UK Life	150
UK GI	150
France	202
Canada	136
Poland	70
Spain	68
Singapore	17
Italy	0
Ireland	0
Other*	151
Total	944

*includes Aviva Re, US and Delta Lloyd

We continue to take a number of actions on capital efficiency and our corporate structures to increase cash remittances going forward.

Changes to Aviva’s capital structure

We are taking action to reduce the complexity of the balance sheet and reduce internal leverage. Prior to 2013 in the Group’s corporate structure, AIL (Aviva Insurance Limited) was both the underwriting company for the UK General Insurance business and the holding company for the majority of the Group’s overseas subsidiaries. Prior to 2013 an inter-divisional loan balance of around £5 billion was in place between the UK General Insurance business and the Group and this was used over a number of years to purchase overseas subsidiaries and for other general corporate purposes.

This structure was complex from a corporate governance point of view; created the potential for dividend traps and made demonstrating that Aviva has appropriate resolution arrangements in place (a key requirement of the PRA/FSA) more difficult. A more straightforward structure has now been put in place with two separate legal entities — Aviva Group Holdings Ltd (as holding company) and Aviva Insurance Limited (as the general insurance underwriting company). As a result of this change the inter-divisional balance between the Group and UK General Insurance will be formalised into an interest bearing loan of around £5.8 billion between AGH and AIL. We have decided to reduce the size of this loan balance and will pay down £600 million in total over the next three years.

As a result of this change, which the FSA are supportive of, our corporate structure will be more transparent, the Group will have direct ownership of overseas subsidiaries and the exposure of our UK general insurance business to these will be reduced over time.

1	The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva’s own internal assessment and capital management policies. The term ‘economic capital’ does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through ten years of stressed contributions.
2	Economic capital surplus shows the estimated risk adjusted capital position of the Group. This metric does not relate and cannot be reconciled to IFRS GAAP
3	Gross of non-controlling interests (NCI), purchases and redemptions.
2

Financial and operating performance

Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See ‘Performance review – Risk and capital management’ and ‘Shareholder Information – Risks relating to our business’ for more information on these and other risk factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

Group restructuring

During the year, the Group undertook the following actions which impacted the overall results and performance:

■	The Group changed its organisational reporting structure, and the Group’s operating segments were changed to align them with this revised structure. Further details of the reportable segments are given in ‘Financial statements – note 4 – Segmental information’.
■	The Group undertook restructuring and transformation activity to align our business operations with our strategy, including the Group’s Simplify programme. Integration and restructuring costs of £468 million (2011: £268 million) include Simplify costs of £165 million, Ireland transformation costs (including the merger of the UK and Ireland businesses) of £130 million, £24 million in relation to the transformation of Aviva Investors, £30 million in respect of other restructuring activities and £119 million relating to the cost of preparing the businesses for the implementation of Solvency II.
■	The Group also announced a number of disposals during the year, including the Group’s US life and related internal asset management businesses (‘US Life’) which have been classified as discontinued operations for reporting of financial performance, and held for sale in the statement of financial position.

As a result of the held for sale classification, US Life has been written down to fair value less costs to sell which is the main driver for the loss from discontinued operations of £2,848 million and the Group’s loss for the year of £3,050 million. Further details are given in ‘Financial statements – note 3 – Subsidiaries’.

Demographic trends

Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers. For example, in countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre- and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders’ needs.

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

Economic conditions

Our results are affected by the economic conditions in our geographic markets and, consequently, by economic cycles in those markets. High levels of general economic activity typically result in high levels of demand for, and sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements.

During 2012, conditions remained challenging with continued concerns over levels of sovereign debt within the eurozone. Towards the year end, market sentiment started to improve which saw improvements in credit spreads. However, the challenging conditions in the economies of major European markets (including the UK) has led to lower demand for savings products. During 2011, concerns over slowing economic growth, higher levels of sovereign debt within, and to a lesser degree outside the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues contributed to increased volatility in the financial markets. The continued market volatility across global financial markets saw customers reassert their preference for less complex products and reduce their exposure to investment markets.

The European economies where the Group has operations were impacted in 2012 by forecast low or negative growth including: UK (-0.1%)4; France (0.2%)1; Spain (-1.3%)1; and Italy (-2.2%)1.

Capital and credit market conditions

An important part of our business involves investing client, policyholder and shareholder funds across a wide range of financial investments, including equities, fixed income securities and properties. Our results are sensitive to volatility in the market value of these investments, either directly because we bear some or all of the investment risk, or indirectly because we earn management fees for investments managed on behalf of policyholders. Investment market conditions also affect the demand for a substantial portion of our life insurance products. In general, rising equity price levels have a positive effect on the demand for equity-linked products, such as unit trusts and unit-linked life insurance products, and conversely have a negative effect on the demand for products offering fixed or guaranteed minimum rates of return. Declining equity price levels tend to have the opposite effects.

During 2012, the challenging conditions continued to impact the Group’s performance. The total long-term business investment return variance was negative £278 million (2011: £1,616 million negative).

For continuing operations, negative long-term business investment variances of £620 million (2011: £897 million negative) mainly relates to the UK. This is mainly due to increasing the allowance for credit defaults on UK commercial mortgages to reflect uncertainty in the macro-economic environment, and the cost of de-risking activity. Elsewhere, positive variances in Spain and France were offset by a negative variance in Italy.

For 2011, the adverse life investment variances of £897 million related largely to the impact of lower risk-free interest rates, wider credit spreads and increased market volatility in the UK and Europe.

4 http://www.oecd-ilibrary.org/economics/real-gross-domestic-product-forecasts_gdp-kusd-gr-table-en

The positive variance of £342 million for discontinued operations relates to the US, driven by reductions in interest rates and credit spreads and the impact of favourable equity market performance on embedded derivatives. The prior period negative variance (2011: £719 million negative) includes the result for Delta Lloyd up to the partial disposal on 6 May 2011 of £820 million negative.

With-profits business

We write products through our with-profits funds mainly in our UK & Ireland operating segment, with a small fund in Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profits funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profits funds in the UK is split 90:10.

Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. Whilst bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in regular and final bonus rates, thereby reducing both policyholder returns and shareholders’ profit under IFRS. In 2011, low investment returns and the difficult economic outlook led to reductions in regular and final bonus rates. Better investment performance in 2012 meant that we have been able to increase the majority of final bonus rates.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2012, general insurance and health sales accounted for 42% of Group net written premiums (“NWP”) from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition, however, drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market whilst others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Our various general insurance markets are not always at the same stage of the underwriting cycle.

In the UK, the personal motor market has seen rate reductions in 2012 reflecting intense competition and regulatory change. This follows a period of rate increases in previous periods in response to rising claims costs and frequencies. Challenging rating conditions also apply to other UK classes of business.

We expect the underwriting cycle to continue in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, recent natural disasters and the adoption of more advanced pricing methods, is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters

Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters is somewhat reduced through our focus on personal lines business and small to medium sized commercial risks in the general insurance business. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. See ‘Financial statements IFRS – Note 53 – Risk management’.

In 2012, the UK and Ireland were impacted by flood losses and France by a severe freeze. In 2011, France and Ireland were impacted by storm and flood losses and Canada incurred losses from a wildfire in Slave Lake.

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

Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency translation recognised in the income statement was a gain of £128 million (2011: £35 million loss).

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

During 2012, sterling strengthened in value against the euro and marginally strengthened against the dollar, resulting in a foreign currency loss in other comprehensive income from continuing operations of £200 million (2011: £284 million loss).

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in local currencies.

Acquisitions and disposals

Over the last two years we have completed and announced a number of transactions, some of which have had a material impact on our results. These transactions reflect our strategic objectives of narrowing our focus to businesses where we can produce attractive returns and exit businesses which we do not consider central to our future growth.

Activity in 2012

In March Aviva’s distribution arrangement with Allied Irish Bank (“AIB”) for long term business ceased and the bancassurance partnership with AIB is being unwound. A strategic review is underway to determine the most effective distribution channels going forward.

In July the Group sold 37.2 million shares in Delta Lloyd for £313 million (net of transaction costs), reducing our holding to 19.8% of Delta Lloyd’s ordinary share capital, representing 18.6% of shareholder voting rights. As the Group no longer had significant influence over Delta Lloyd, we ceased to account for that company as an associate from 5 July 2012. Subsequent to the 2012 year end we disposed of our entire remaining holding.

In July, the Group sold its life businesses in the Czech Republic, Hungary and Romania to MetLife Inc., for £37 million. The sale of our Romania pensions business is still subject to regulatory approval and is expected to complete later in 2013.

In December we sold our controlling 58.4% interest in AVIVA NDB Holdings Lanka to a subsidiary of AIA group for a consideration of £31 million.

On 18 December we reached an agreement with Bankia S.A. to transfer our holding in our Spanish joint venture Aseval to Bankia for £494 million. The transfer is subject to regulatory approval and is expected to be completed no later than 30 April 2013. Due to the announced sale, Aseval has been treated as held for sale at the balance sheet date.

During the year the Group entered into negotiations to dispose of Aviva ZAo, its Russian long-term business subsidiary, and the requirements for that business to be classified as held for sale were met. The disposal of the business was announced in February 2013 for consideration of €35 million and is expected to complete in the first half of 2013.

In December 2012 the Group announced the disposal of its US life and related internal fund management business to Athene Holding Ltd for £1.0 billion, including the shareholder loan.

There is uncertainty in the ultimate consideration received, which depends on changes in statutory surplus which would be taken into account in a purchase price adjustment mechanism. The transaction agreement includes customary representations, warranties and indemnities from Aviva plc as the seller. The transaction is currently anticipated to complete in 2013, subject to closing conditions including approvals by insurance regulators in Iowa and New York and by other insurance and non-insurance regulatory authorities. As a result of this announcement the results of the business for 2012 and comparative periods have been classified as a discontinued operation and it is held for sale at the balance sheet date.

Further details can be found in the section ‘Financial statements IFRS – Note 3 –Subsidiaries’.

Subsequent events

In January 2013, we announced the sale of our 49% stake in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together “CIMB-Aviva”) to Sun Life Assurance Company of Canada for a consideration of £152 million. Further details can be found in ‘Financial statements IFRS – Note 3c –Subsidiaries’ and ‘Financial statements – Note 15 – Interests in, and loans to, joint ventures’.

On 8 January 2013, we sold the remainder of our stake in Delta Lloyd at €12.65 per share resulting in total cash proceeds for Aviva of £353 million.

As noted above, on 27 February we announced the sale of our Russian Life business.

On 8 March 2013 we completed the transaction with AIB. Further details can be found in, ‘Financial statements IFRS – note 3 – Subsidiaries’.

Activity in 2011

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd reducing our holding to 42.7% (41.9% as at 31 December 2011) of Delta Lloyd's ordinary share capital, representing 40% (39.3% as at 31 December 2011) of shareholder voting rights. Accordingly, the Group ceased to consolidate the results of Delta Lloyd in its financial statements. Cash consideration of £380 million was received for the sale of shares, and £8 million of costs were attributable to the disposal transaction. The transaction resulted in the loss of control of a major geographical area of operations, previously presented as 'Delta Lloyd' in the segmental reporting note. The results of Delta Lloyd as a subsidiary for 2011 as well as those for the comparative periods were therefore classified as discontinued operations. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown separately within continuing operations.

On 30 September 2011, the Group sold RAC Limited (“RAC”) to The Carlyle Group for £977 million, realising a profit of £532 million. Aviva is continuing its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC’s panel and as a partner selling RAC breakdown cover to our customers. The Group has retained the RAC (2003) Pension Scheme which, at 31 December 2011, had an IAS 19 deficit of £51 million.

On 1 October 2011, the Group sold its Australian fund management business, Aviva Investors Australia Ltd, to nabInvest, National Australia Bank’s direct asset management business, for £35 million, which included contingent consideration with a fair value of £3 million. This resulted in a profit on disposal of £20 million, increased to £23 million after recycling £3 million from currency translation reserve to the income statement.

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

Basis of earnings by line of business

Our earnings originate from three main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; general insurance and health, which focuses on personal and commercial lines; and fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients. These lines of business are present in our various operating segments to a greater or lesser extent.

In the UK, we have major long-term insurance and savings businesses and general insurance businesses; in Europe we have long-term insurance and savings businesses in all countries in which we operate, large general insurance businesses in France, Ireland and Italy, and smaller general insurance operations in several other countries; in Canada we have a leading general insurance operation; in Asia we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across Europe, Asia, North America and the UK.

Long-term insurance and savings business

For most of our life insurance businesses, such as those in the UK and France, operating earnings are generated principally from our in-force books of business. Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Nevertheless new business written in these markets, with the exception of our UK with-profits business which is discussed below, has a significant direct effect on our operating earnings. Under IFRS, certain costs incurred in acquiring new business must be expensed thereby typically giving rise to a loss in the period of acquisition, though the degree of this effect will depend on the pricing structure of product offerings. In certain higher growth markets, current year sales have a more significant effect on current year operating earnings.

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

Other participating business

Outside of the UK, most of our long-term operations write participating business. This is predominantly savings or pensions business, where the policyholders receive guaranteed minimum investment returns, and additional earnings are shared between policyholders and shareholders in accordance with local regulatory and policy conditions. This may also be referred to as ‘with-profits’ business.

Other long-term insurance and savings business

Non-profit business falls into two categories: investment type business and risk cover and annuity business. Investment type business, which accounts for most of our non-profit business, includes predominantly unit-linked life and pensions business where the risk of investing policy assets is borne entirely by the policyholder. In addition, investment type business includes life and pensions business where the risk of investing policy assets is typically shared between policyholders and shareholders, subject to a minimum rate of investment return guaranteed to policyholders. Operating earnings arise from unit-linked business when fees charged to policyholders based on the value of the policy assets exceed costs of acquiring new business and administration costs. In respect of remaining investment type business, investment return generated from policy assets has an effect on operating earnings though this is often non-proportional. Finally, in respect of all investment type business, shareholders bear the risk of investing shareholder capital in support of these operations.

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

General insurance and health business

Operating earnings within our general insurance and health business arise when premiums and investment return earned on assets supporting insurance liabilities and shareholder capital exceed claims costs, costs of acquiring new business and administration costs.

Fund management

Fund management operating earnings consist of fees earned for managing policyholder funds and external retail and institutional funds on behalf of clients, net of operating expenses.

Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, Ireland, and Canada. Proprietary insurance funds in other countries are externally managed.

Other business

Other business includes our operations other than insurance and fund management, including Group Centre expenses. In 2011 this also included the RAC roadside recovery operation in the UK up to its sale on 30 September 2011.

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

The remainder of the financial performance section focuses on the activity of the Group’s continuing operations. Details of the performance of the United States which has been classified as discontinued can be found in the market performance section.

Non-GAAP measures

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums.

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of:

■	Insurance and participating investment business
–	This includes traditional life insurance, annuity business and with-profits business.
–	There is an element of insurance risk borne by the Group therefore, under IFRS, these are reported within net written premiums.
■	Non-participating investment business
–	This includes unit-linked business and pensions business.
–	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited.
–	For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.
■	Non-covered business or investment sales:
–	These include retail sales of mutual fund type products.
–	There is no insurance risk borne by the Group therefore, under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited. These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also currently used internally in the determination of bonus awards as an executive performance measure.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management, this performance measure better recognises the relative economic value of regular premium contracts compared with single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider that the use of sales over IFRS net written premiums provides a:

■	Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts both contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and Open ended investment companies (OEICs).
■	Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.
■	Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts which incepted in prior years, and therefore reflect the actions of management in prior years.

In comparison with IFRS net written premiums, sales do not include premiums received from contracts in-force at the beginning of the year, even though these are a source of IFRS revenue, as these have already been recognised as sales in the year of inception of the contract. In addition, unlike IFRS net written premiums, sales do not reflect the effect on premiums of any increase or decrease in persistency of regular premium contracts compared with what was assumed at the inception of the contract.

PVNBP is not a substitute for net written premiums as determined in accordance with IFRS. Our definition of sales may differ from similar measures used by other companies, and may change over time.

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, which are premiums written during the year net of amounts reinsured with third parties. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the three years ended 31 December 2012, 2011 and 2010 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

Continuing operations	2012 £m	2011 £m	2010 £m
Long-term insurance and savings new business sales	25,232	27,461	28,839
General insurance and health sales	8,894	9,162	8,522
Total sales	34,126	36,623	37,361
Less: Effect of capitalisation factor on regular premium long-term business	(5,935)	(6,079)	(5,482)
Share of long-term new business sales from JVs and associates	(592)	(604)	(1,446)
Annualisation impact of regular premium long-term business	(239)	(533)	(357)
Deposits taken on non-participating investment contracts and equity release contracts	(4,607)	(4,573)	(3,795)
Retail sales of mutual fund type products (investment sales)	(4,586)	(3,473)	(3,387)
Add: IFRS gross written premiums from existing long-term business	3,936	4,305	3,547
Less: long-term insurance and savings business premiums ceded to reinsurers	(930)	(959)	(855)
Total IFRS net written premiums	21,173	24,707	25,586
Analysed as:
Long-term insurance and savings net written premiums	12,279	15,545	17,064
General insurance and health net written premiums	8,894	9,162	8,522
	21,173	24,707	25,586

■	Effect of capitalisation factor on regular premium long-term business

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

■	Share of long-term new business sales from joint ventures and associates

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

■	Annualisation impact of regular premium long-term business

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

■	Deposits taken on non-participating investment contracts and equity release contracts

Under IFRS, non-participating investment contracts are recognised in the Statement of Financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the Income Statement. Only the margin earned is recognised in the Income Statement.

■	Retail sales of mutual fund type products (investment sales)

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ’fees and commissions received’ and are not included in statutory premiums.

■	IFRS gross written premiums from existing long-term business

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review whilst the IFRS income statement includes premiums received from all business, both new and existing.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, joint ventures and associates, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal and remeasurement of subsidiaries and associates, integration and restructuring costs and exceptional items.

Whilst these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of adjusted operating profit enhances the understanding and comparability of the underlying performance of our segments by highlighting net income attributable to on-going segment operations.

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

The table below presents our consolidated adjusted operating profit for the three years ended 31 December 2012, 2011 and 2010, as well as the reconciliation of adjusted operating profit to loss/profit before tax attributable to shareholders’ profits under IFRS.

Continuing operations	2012 £m	2011 £m	2010 £m
United Kingdom & Ireland	1,340	1,509	1,478
France	422	471	362
Canada	276	254	229
Italy, Spain and Other	414	334	400
Higher growth markets	202	229	170
Aviva Investors	42	53	63
Other Group Activities	(920)	(918)	(878)
Adjusted operating profit before tax (excl Delta Lloyd as an associate)	1,776	1,932	1,824
Share of Delta Lloyd’s adjusted operating profit (before tax) as an associate	112	157	–
Adjusted operating profit before tax	1,888	2,089	1,824
Integration and restructuring costs	(461)	(261)	(216)
Adjusted operating profit before tax after integration and restructuring costs	1,427	1,828	1,608
Adjusting items:
Investment return variances and economic assumption changes on long-term business	(620)	(897)	(229)
Short-term fluctuation in return on investments on non-long-term business	7	(266)	(199)
Economic assumption changes on general insurance and health business	(21)	(90)	(61)
Impairment of goodwill, associates and joint ventures and other amounts expensed	(60)	(392)	(23)
Amortisation and impairment of intangibles	(128)	(116)	(139)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(164)	565	163
Exceptional items	–	(57)	276
Share of Delta Lloyd’s non-operating items (before tax) as an associate	(523)	10	–
Share of Delta Lloyd’s tax expense, as an associate	107	(34)	–
Profit before tax attributable to shareholders’ profits – continuing operations	25	551	1,396
(Loss)/profit before tax attributable to shareholders’ profits – discontinued operations	(2,696)	(464)	1,044
(Loss)/Profit before tax attributable to shareholders’ profits	(2,671)	87	2,440

Adjusting items (from continuing operations)

Year ended 31 December 2012

The negative investment return variances and economic assumption changes of £620 million (2011: £897 million negative) mainly relates to the UK, where the allowance for credit defaults on UK commercial mortgages has increased to reflect uncertainty in the macroeconomic environment and the cost of de-risking activity. Elsewhere, positive variances in Spain and France were offset by a negative variance in Italy.

Short term fluctuations and economic assumption changes on non-long term business of £7 million positive (2011: £266 million negative) reflected favourable market movements.

The impairment of goodwill, associates and joint ventures was £60 million in 2012 (2011: £392 million). This includes an impairment of £147 million in respect of the Group’s Indian associate, an impairment of £76 million in relation to goodwill on the Spanish business, an impairment of £33 million in relation to the Italian business and a small write down of £9 million in respect of the Group’s Korean joint venture. These impairments were partly offset by a reversal of the impairment recognised in 2011 in respect of our associate investment in Delta Lloyd of £205 million.

Loss on disposal of subsidiaries and associates was £164 million (2011: £565 million profit). This includes a loss of £129 million relating to the disposal of our associate stake in Delta Lloyd.

Integration and restructuring costs are £461 million (2011: £261 million). This includes costs relating to restructuring and transformation activity that has been taken to align our business operations with our strategy, including the Group’s Simplify programme (£165 million), £130 million in Ireland which includes expenses associated with the merging of the UK and Irish business, £24 million for restructuring in Aviva Investors, £25 million in respect of restructuring activities and £117 million relating to preparing the businesses for the implementation of Solvency II.

Exceptional items in 2012 were £nil (2011: £57 million unfavourable).

Year ended 31 December 2011

The investment return variances and economic assumption changes on long-term insurance business in 2011 produced a £897 million charge (2010: £229 million charge). The short-term fluctuations and economic assumption changes on the non-life business produced a £266 million charge (2010: £199 million charge). This was due to unfavourable market movements in a number of our markets.

The impairment of goodwill, associates and joint ventures was £392 million in 2011 (2010: £23 million). An impairment of £217 million was recognised in respect of the associate, Delta Lloyd. The fair value was calculated based on the market price of the ordinary shares of Delta Lloyd NV quoted on the NYSE Euronext Amsterdam as at 31 December 2011. Following the announcement of the termination of Aviva Ireland’s bancassurance distribution contract, management reviewed the recoverability of the goodwill associated with this business and an impairment loss of £120 million was recognised, reducing the carrying value of goodwill relating to this business to nil. The UK long-term business had an impairment of £29 million. In Italy, an impairment of £11 million was recognised in respect of Aviva Assicurazioni Vita Spa, as a result of a reduction in management’s estimates for the future profitability of the business due to current economic circumstances. There was an impairment charge of £15 million recognised in respect of goodwill within interests in joint ventures relating to South Korea.

Amortisation of intangibles decreased by £23 million, or 17%, to £116 million (2010: £139 million).

Profit on disposal of subsidiaries and associates was £565 million (2010: £163 million). The profit comprised principally of a £532 million profit in relation to the sale of RAC, as described in note 3 to the IFRS financial statements.

Integration and restructuring costs for 2011 were £261 million (2010: £216 million). This includes costs associated with preparing the businesses for Solvency II implementation of £96 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to the Quantum Leap project (the Group’s previous European restructuring program) in Europe of £51 million. Expenditure relating to other restructuring exercises across the Group amounted to £84 million.

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

Consolidated results of operations

The table below presents our consolidated sales from continuing operations for the three years ended 31 December 2012, 2011 and 2010.

Continuing operations	2012 £m	2011 £m	2010 £m
United Kingdom & Ireland	17,790	19,175	17,458
France	4,640	5,063	5,886
Canada	2,176	2,083	1,958
Italy, Spain and Other	3,849	5,665	7,484
Higher growth markets	2,944	3,039	2,959
Aviva Investors	2,727	1,598	1,616
Total sales	34,126	36,623	37,361

Sales (from continuing operations)

Year ended 31 December 2012

Total sales from continuing operations decreased £2,497 million or 7% to £34,126 million (2011: £36,623 million). This decrease was mainly driven by lower life and pension sales in the UK, Italy, and Spain, partly offset by higher investment sales.

Sales in the UK and Ireland decreased for long-term insurance and savings, by £1,088 million, or 8%, to £12,772 million (2011: £13,860 million). The decline in UK sales reflects lower sales of bulk purchase annuities following our decision to withdraw from this market, as well as falls in bonds and savings products. These were partly offset by increased sales of individual annuities and protection products. In Ireland, life sales are down due to the closure to new business of our joint venture with AIB from April 2012. General insurance and health sales decreased by £297 million, or 6%, to £5,018 million (2011: £5,315 million) mainly as a result of the disposal of RAC in 2011. Results across Europe have also been adversely impacted by the weakness of the euro and zloty. In our European operations, long term sales in France decreased £409 million, or 10% (4% decrease on a local currency basis), to £3,638 million (2011: £4,047 million) due to lower sales in the AFER (Association Francaise d’Epargne et de Retraite) product. Sales in Italy, Spain and Other decreased by £1,756 million, or 34% (29% decrease on a local currency basis) to £3,425 million (2011: £5,181 million) reflecting lower sales of protection and savings products due to the challenging economic environment. General insurance and health sales in France decreased by £14 million, or 1%, to £1,002 million (2011: £1,016 million) whilst sales in Italy and Other were down £60 million, or 12%, to £424 million (2011: £484 million) primarily due to declining credit protection and motor sales. Sales in Canada increased by £93 million, or 4%, to £2,176 million (2011: £2,083 million) due to a combination of improved retention levels and rate increases across both personal and commercial lines. Total sales in Higher growth markets decreased by £95 million, or 3%, to £2,944 million (2011: £3,039 million) with higher long-term sales in Singapore more than offset by lower sales in other markets. Aviva Investors sales increased by £1,129 million or 71%. The opening of distribution offices in Europe contributed to most of this growth.

Year ended 31 December 2011

Sales in 2011 were £36,623 million, a decrease of £738 million, or 2%, from £37,361 million in 2010. Sales in the UK and Ireland for long-term insurance and savings were £13,860 million, an increase of £1,337 million, or 11%, from £12,523 million in 2010 and general insurance and health was £5,315 million, an increase of £380 million, or 8%, from £4,935 million in 2010. Long term sales in France decreased by £871 million, or 18% to £4,047 million (2010: £4,918 million) and Italy, Spain and other decreased by £1,865 million, or 26%, to £5,181 million (2010: £7,046 million). The decrease in sales in France and Italy was primarily driven by management actions to reduce sales of participating business. Sales in France for general insurance and health increased by £48 million, or 5%, to £1,016 million (2010: £968 million) while sales in Italy and other increased £46 million or 11% to £484 million (2011: £438 million). General insurance sales in Canada increased by £125 million, or 6%, to £2,083 million (2010: £1,958 million). Total sales in Higher Growth markets increased £80 million, or 3%, to £3,039 million (2010: £2,961 million) due to higher life and pension sales from bancassurance channels in Asia.

The table below presents our consolidated income statement from continuing operations under IFRS for the three years ended 31 December 2012, 2011 and 2010, before the effects of taxation to shareholder profit.

Continuing operations	2012 £m	Restated[1] 2011 £m	Restated[1] 2010 £m
Income
Gross written premiums	22,744	26,255	27,192
Premiums ceded to reinsurers	(1,571)	(1,548)	(1,606)
Premiums written net of reinsurance	21,173	24,707	25,586
Net change in provision for unearned premiums	(16)	(236)	(72)
Net earned premiums	21,157	24,471	25,514
Fee and commission income	1,273	1,465	1,451
Net investment income	21,106	4,341	16,746
Share of (loss)/profit of joint ventures and associates	(277)	(123)	141
(Loss)/profit on the disposal and re-measurement of subsidiaries and associates	(164)	565	163
	43,095	30,719	44,015
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(23,601)	(24,380)	(22,240)
Change in insurance liabilities, net of reinsurance	(430)	(2,284)	(2,837)
Change in investment contract provisions	(4,450)	1,478	(9,212)
Change in unallocated divisible surplus	(6,316)	2,721	362
Fee and commission expense	(4,472)	(4,326)	(5,500)
Other expenses	(2,845)	(2,779)	(2,116)
Finance costs	(735)	(776)	(682)
	(42,849)	(30,346)	(42,225)
Profit before tax	246	373	1,790
Tax attributable to policyholders’ returns	(221)	178	(394)
Profit before tax attributable to shareholders’ profits	25	551	1,396
1

Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

Income (from continuing operations)

Year ended 31 December 2012

Net written premiums for continuing operations decreased by £3,534 million, or 14%, to £21,173 million (2011: £24,707 million). Long-term insurance and savings decreased by £3,266 million, or 21%, to £12,279 million (2011: £15,545 million) mainly reflecting lower sales in the UK and continental Europe. General and health insurance decreased by £268 million, or 3%, to £8,894 million (2011: £9,162 million). Excluding RAC in 2011, sales were broadly in line.

Year ended 31 December 2011

Net written premiums in 2011 were £24,707 million, a decrease of £879 million, or 3% (2010: £25,586 million). Long-term insurance and savings were £15,545 million, a decrease of £1,519 million, or 9% (2010: £17,064 million), driven by lower sales in Ireland, France and Italy. General and health insurance was £9,162 million, an increase of £640 million, or 8% (2010: £8,522 million), with growth primarily in the UK, France and Canada.

Net investment income (from continuing operations)

Year ended 31 December 2012

Net investment income for the year increased by £16,765 million, or 386%, to £21,106 million (2011: £4,341 million) reflecting positive market performance and narrowing credit spreads on assets as market sentiment improved in the Eurozone. This led to significant increases in net unrealised gains on investments.

Year ended 31 December 2011

Net investment income was £4,341 million, a decrease of £12,405 million, or 74% (2010: £16,746 million). Investment returns were impacted by market volatility in 2011 resulting in higher unrealised losses on investments.

Other income (from continuing operations)

Year ended 31 December 2012

Other income, which consists of fee and commission income, share of loss after tax of joint ventures and associates, and (loss)/profit on disposal of subsidiaries and associates, decreased by £1,075 million, or 56%, to £832 million in 2012 (2011: £1,907 million). 2011 benefited from the profit on disposal of RAC (£532 million), whilst 2012 has seen a loss on disposal of our associate stake in Delta Lloyd, lower fee and commission income and higher losses from our share of JV’s and associates.

Year ended 31 December 2011

Other income increased by £152 million, or 9%, to £1,907 million in 2011 (2010: £1,755 million). The increase was primarily due to the profit on disposal of RAC of £532 million, which was partly offset by a loss from Aviva’s share of joint ventures and associates of £123 million (2010: £141 million profit).

Expenses (from continuing operations)

Year ended 31 December 2012

Claims and benefits paid net of reinsurance in 2012 decreased by £779 million, or 3%, to £23,601 million (2011: £24,380 million) mainly reflecting lower claims payments in our life businesses.

Changes in insurance liabilities in 2012 was a charge of £430 million (2011: £2,284 million charge). This was primarily due to changes in economic and non-economic assumptions.

The change in investment contract provisions was a charge of £4,450 million (2011: £1,478 million credit) as a result of improved investment market conditions causing an increase in contract liabilities.

The change in unallocated divisible surplus (“UDS”) was a charge of £6,316 million (2011: £2,721 million credit). UDS in certain funds in Italy and Spain were negative as at 31 December 2012. The main driver of the movement is a charge in France due to an increase in fixed interest asset values from lower risk-free rates and credit spreads.

Fee and commission expense, other expenses and finance costs increased by £171 million to £8,052 million (2011: £7,881 million). See ‘Financial Statements IFRS – Note 6 – Details of expenses’.

Year ended 31 December 2011

Claims and benefits paid net of reinsurance in 2011 increased by £2,140 million, or 10%, to £24,380 million (2010: £22,240 million) reflecting increased claims payments in our life businesses.

Changes in insurance liabilities in 2011 was a charge of £2,284 million (2010: £2,837 million). This was primarily due to changes in economic and non-economic assumptions.

The change in investment contract provisions was a £1,478 million credit (2010: £9,212 million charge) as a result of deteriorating investment market conditions across our regions causing a decrease in contract liabilities.

The change in UDS was a £2,721 million credit (2010: £362 million). UDS in Italy and certain funds in Spain and France were negative as at 31 December 2011, impacted by increased government bond yields. The change in UDS included losses of £17 million in Italy and £49 million in Spain relating to negative UDS considered unrecoverable.

Fee and commission expense, other expenses and finance costs decreased by £417 million to £7,881 million (2010: £8,298 million). See ‘Financial Statements IFRS – Note 6 – Details of expenses’.

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2012

Profit before tax attributable to shareholders was £25 million (2011: £551 million profit). The decrease was primarily due to the increased tax charge attributable to policyholders’ returns.

Year ended 31 December 2011

Profit before tax attributable to shareholders in 2011 was £551 million (2010: £1,396 million profit). The decrease was primarily due to the drop in net investment income.

Market performance

UK & Ireland life

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland long-term businesses for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Pensions	5,158	5,279	3,801
Annuities	3,211	3,832	3,170
Bonds	379	801	1,686
Protection	1,228	1,025	944
Equity release	434	317	436
UK	10,410	11,254	10,037
Ireland	632	917	938
Life and pension sales	11,042	12,171	10,975
Investment sales	1,730	1,689	1,548
Long term saving sales	12,772	13,860	12,523
UK Health net written premiums	528	473	428
Net written premiums	5,623	6,823	6,287

Adjusted operating profit before tax
United Kingdom	887	917	848
Ireland	5	47	126
Life business	892	964	974
General insurance and health – UK health	14	12	12
Fund management	11	11	3
Non-Insurance	(7)	(10)	(8)
Total adjusted operating profit before tax	910	977	981
Integration and restructuring costs	(87)	(46)	(51)
Adjusted operating profit before tax after integration and restructuring costs	823	931	930
Profit before tax attributable to shareholders’ profits	98	151	835

Year ended 31 December 2012

On a PVNBP basis, sales in the UK long-term insurance and savings business decreased by £844 million, or 7%, to £10,410 million (2011: £11,254 million). Protection sales were up 20% to £1,228 million (2011: £1,025 million), benefiting from a full year’s sales from the distribution deal with Santander. Sales of annuities were down 16% to £3,211 million (2011: £3,832 million) following the decision to withdraw from the large scale bulk purchase annuity market. However, sales of individual annuities were up 10% to £3,024 million despite price increases to manage capital usage. Sales of Equity Release were up 37% to £434 million (2011: £317 million) as Aviva deployed risk based pricing expertise, developed in the annuities market, to this product. Pensions sales were down 2% to £5,158 million (2011: £5,279 million). Within this, Group Personal Pensions sales were up 9% to £3,231 million (2011: £2,961 million) as benefits were seen from increased levels of activity in the run up to Retail Distribution Review (“RDR”) and Auto-Enrolment. Individual Pensions (including SIPP (self invested pension plan) were down 4% to £1,803 million (2011: £1,876 million) as a disciplined approach to pricing was maintained. Sales of Bonds were down 53% to £379 million (2011: £801 million), impacted by changes in distribution channels in advance of RDR.

Ireland sales were down 31% to £632 million (2011: £917 million) due to the closure to new business of the joint venture with Allied Irish Bank (“AIB”) from April 2012. Non AIB business sales were £530 million (2011: £485 million), with the increase driven by sales of fixed rate deposit funds and the re-launch of protection business in the second half of 2012.

Net written premiums in our UK & Ireland long-term insurance and savings businesses decreased by £1,200 million, or 18%, to £5,623 million (2011: £6,823 million). The decrease is primarily due the reduction in BPA (bulk purchase annuities) premiums.

Adjusted operating profit before tax decreased by £67 million, or 7%, to £910 million (2011: £977 million). This mainly reflects lower profits in Ireland where the Life operations result fell to £5 million from £47 million in 2011, as the closure to new business of our joint venture with AIB became effective. The UK Life business saw profits fall by £30 million or 3% to £887 million, mainly due to a lower level of one-off items in 2012 (2011 included one-off benefits of £93 million relating to the Part VII transfers of the former RBS JV entities and £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate). Profit before tax decreased by £53 million, or 35%, to £98 million for 2012 (2011: £151 million).

Year ended 31 December 2011

On a PVNBP basis, sales in our UK and Ireland long-term insurance and savings business were £11,254 million, an increase of £1,217 million, or 12% (2010: £10,037 million). In the UK, protection sales grew by 9%, including a 7% increase in core protection products. Pension sales increased by 39% and annuities increased by 21% supported by a 23% growth in bulk purchase annuities and a 20% increase in the sale of individual annuities. Bonds decreased 52% reflecting our continued stance on writing profitable business, the changing distributor landscape pre RDR, and relative attractiveness of bonds following tax treatment changes. Equity release sales decreased 27% following an exceptional performance in 2010 when the market was less competitive. Investment sales increased by 9%, reflecting growth in managed funds and good performance from global property. In Ireland, sales fell 2% to £917 million (2010: £938 million).

Net written premiums in our UK and Ireland long-term insurance and savings business were £6,823 million, an increase of £536 million, or 9% (2010: £6,287 million). The increase was primarily due to higher sales in the UK of group personal pensions and individual annuities, offset by lower sales of single premium bonds.

Adjusted operating profit was £977 million, a decrease of £4 million (2010: £981 million). An increase in the UK was offset by a decrease in Ireland. In the UK, the non-profit result was driven by strong performance in annuities, increased annual management charges and inclusion of the full results of RBS Life, following its purchase by Aviva at the end of 2010. Included in the result are one-off benefits of £93 million relating to the Part VII transfers of the former RBS JV entities, and £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate. The with-profit result, which includes the shareholders’ share of regular and terminal bonus payments, decreased from 2010 mainly driven by the absence of the final special distribution (2010: £84 million). In Ireland, the 2010 result included a release of reserves following a review of assumptions of £75 million.

Profit before tax was £151 million, a decrease of £684 million, or 82% (2010: £835 million) reflecting an adverse impact from market movements in 2011 and impairment of goodwill in Ireland.

UK & Ireland general insurance and health

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland general insurance and health businesses for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales/net written premiums
United Kingdom	4,062	4,371	4,048
Ireland GI	326	367	397
Ireland Health	102	104	62
	4,490	4,842	4,507

Adjusted operating profit before tax
United Kingdom	448	508	457
Ireland GI	21	32	32
Ireland health	8	12	19
General insurance and health	477	552	508

Integration and restructuring costs	(154)	(37)	(48)
Profit before tax attributable to shareholders’ profits	206	806	348

Year end 31 December 2012

UK and Ireland general insurance and health NWP decreased by £352 million, or 7%, to £4,490 million (2011: £4,842 million), mainly as a result of the disposal of RAC. Excluding RAC, NWP decreased by £48 million, or 1%, to £4,062 million (2011: £4,110 million). The UK has seen growth in personal motor, corporate and speciality risks and personal speciality lines. This has been offset by management actions to reduce exposure in unprofitable business segments.

Adjusted general insurance and health operating profit in 2012 decreased by £75 million, or 14%, to £477 million (2011: £552 million). Our UK general insurance operation has seen a decrease of £60 million, or 12%, to £448 million (2011: £508 million) reflecting the RAC which was sold in 2011. Excluding the RAC contribution of £75 million in 2011, this represented a like for like increase of 3% with the 2012 result benefiting from a favourable movement on prior year claims and an increase in long term investment return. 2012 was the second wettest year on record and whilst UKGI had more flood claims, weather-related claims were broadly in line with long-term average compared to the favourable experience in 2011. In Ireland, general insurance adjusted operating profit has decreased by £11 million, or 34%, to £21 million (2011: £32 million) reflecting the difficult environment with intense competition and the adverse effect of the economy on premium volumes.

Restructuring costs have increased £117 million to £154 million (2011: £37 million), mainly due to the transformation of the Irish business and the program to simplify the organisational structure within the UK.

Profit before tax decreased by £600 million, or 74%, to £206 million (2011: £806 million). 2011 benefited from the profit on disposal of RAC of £532 million. This combined with the increase in restructuring costs described above accounts for the majority of the year on year decrease.

Year end 31 December 2011

UK and Ireland general insurance and health NWP was £4,842 million, an increase of £335 million, or 7% (2010: £4,507 million). Performance was driven by the UK general insurance operation where NWP increased by £323 million, or 8%, to £4,371 million (2010: £4,048 million). In personal motor, NWP (excluding RAC) was £1,126 million, an increase of £272 million, or 32% (2010: £854 million) reflecting rating action, strong growth in direct sales and the roll out of direct pricing to brokers.

Adjusted general insurance and health operating profit in 2011 was £552 million, an increase of £44 million, or 9% (2010: £508 million). Our UK general insurance operation increased £51 million, or 11%, to £508 million (2010: £457 million). Excluding RAC, adjusted operating profit grew by £61 million, or 16%, to £433 million (2010: £372 million), with the 2011 result benefiting from favourable weather and a further improvement in underlying profitability. These factors were offset in part by small strengthening in prior year claims reserves (excluding adverse 2010 freeze development) of £37 million (2010: £87 million release). This primarily reflected adverse experience on 2010 commercial motor business (for some vans, taxis and scheme accounts) and on one historic professional indemnity account. We took rating action and selective exits with respect to these poor performing business lines.

Profit before tax was £806 million, an increase of £458 million, or 132% (2010: £348 million). The increase was driven by the profit on disposal of RAC in the UK of £532 million.

France

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in France for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales
Long-term insurance and savings business	3,638	4,047	4,918
General insurance and health	1,002	1,016	968
Total sales	4,640	5,063	5,886
Net written premiums	4,702	5,233	5,979

Adjusted operating profit before tax
Long-term insurance and savings business	335	323	319
General insurance and health	95	144	76
Non-insurance	(8)	4	(34)
Total adjusted operating profit before tax	422	471	361
Integration and restructuring costs	(11)	(30)	(8)
Adjusted operating profit before tax after integration and restructuring costs	411	441	353
Profit before tax attributable to shareholders’ profits	482	267	387

Year ended 31 December 2012

Total sales in France were down £423 million, or 8%, to £4,640 million (2011: £5,063 million) mainly due to a reduction in long-term insurance and savings sales. Total life and pensions sales decreased 10% to £3,638 million (2011: £4,047 million), a reduction of 4% on a local currency basis, with sales in the AFER product declining and sales through the Bancassurance channel remaining broadly flat.

France’s net written premium was £4,702 million, down £531 million, or 10% (2011: £5,233 million) driven by the decrease in AFER sales and relatively flat sales in general insurance.

Adjusted operating profit for long-term insurance and savings business in 2012 was £335 million (2011: £323 million), an increase of £12 million or 4%.

General insurance and health adjusted operating profit decreased by £49 million, or 34%, to £95 million (2011: £144 million) due in part to the one-off release in 2011 of surplus reserve margins of £45 million. There was also adverse claims experience from the February 2012 freeze, partly offset by a decrease in personal motor bodily injury claims.

Restructuring costs in France were down £19 million, or 63%, to £11 million (2011: £30 million). 2011 included higher costs from the previous European restructuring programme.

Profit before tax attributable to shareholders’ profits was £482 million, an increase of £215 million, or 81% (2011: £267 million).

Year ended 31 December 2011

In France, our focus on value over volume resulted in a decrease of £871 million, or 18%, in life and pension sales to £4,047 million (2010: £4,918 million). Sales in AFER decreased by £1,007 million, or 38%, to £1,639 million (2010: £2,646 million) offset by strong sales through Credit du Nord which increased by 13% to £1,407 million.

Our general insurance and health sales increased £48 million, or 5%, to £1,016 million (2010: £968 million) driven by pricing actions as we focused on value generation. Health net written premiums decreased £7 million, or 3%, to £227 million (2010: £234 million) reflecting customers reducing protection cover in a difficult economic environment.

France’s net written premiums decreased £746 million, or 12%, to £5,233 million (2010: £5,979 million) primarily driven by lower sales.

Total adjusted operating profit increased £110 million, or 30%, to £471 million (2010: £361 million).

Our adjusted operating profit for long-term insurance and savings business in 2011 was £323 million (2010: £319 million).

General insurance and health adjusted operating profit increased by £68 million, or 89%, to £144 million (2010: £76 million) driven mainly by reserve margin releases.

France’s profit before tax attributable to shareholders’ profits was £267 million, down £120 million (2011: £387 million).

Canada

The table below presents sales, adjusted operating profit and IFRS profit before tax attributable to shareholders for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales/net written premiums	2,176	2,083	1,958

Adjusted operating profit before tax
General insurance	276	254	222
Non-insurance	–	–	7
Total adjusted operating profit before tax	276	254	229
Integration and restructuring costs	(11)	(6)	(20)
Adjusted operating profit before tax after integration and restructuring costs	265	248	209
Profit before tax attributable to shareholders’ profits	244	297	223

Year ended 31 December 2012

General insurance sales in Canada increased by £93 million, or 4%, to £2,176 million (2011: £2,083 million), due to a combination of improved retention levels and rate increases across both personal and commercial lines.

Adjusted operating profit improved by £22 million, or 9%, to £276 million (2011: £254 million) mainly due to favourable underwriting results partially offset by lower long-term investment return.

Restructuring costs have increased £5 million, or 83%, to £11 million (2011: £6 million) due to an increase in Solvency II costs and some Simplify transformation program costs.

Profit before tax attributable to shareholders’ profits decreased by £53 million, or 18%, to £244 million (2011: £297 million).

Year ended 31 December 2011

General insurance sales in Canada increased by £125 million, or 6%, to £2,083 million (2010: £1,958 million), reflecting growth in both Personal and Commercial Lines.

Adjusted operating profit from general insurance improved by £32 million, or 14%, to £254 million (2010: £222 million) driven by growth in underwriting profit.

Profit before tax attributable to shareholders’ profits increased by £74 million, or 33%, to £297 million (2010: £223 million).

Italy, Spain and Other

The table below presents sales and net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Italy, Spain and Other for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales
Long-term insurance and savings business
Spain	1,295	1,926	2,084
Italy	1,971	2,993	4,456
Other	159	262	506
Total long term insurance and savings business	3,425	5,181	7,046
General insurance and health
Italy & other	424	484	438
Total sales	3,849	5,665	7,484
Net written premiums	2,942	4,512	5,665

Adjusted operating profit before tax
Long-term insurance and savings business
Spain	215	216	179
Italy	159	140	119
Other	–	4	(6)
	374	360	292
General insurance and health
Italy & other	53	(2)	96
Non-insurance	(13)	(24)	(7)
Total adjusted operating profit before tax	414	334	381
Integration and restructuring costs	(12)	(10)	(6)
Adjusted operating profit before tax after integration and restructuring costs	402	324	375
Profit/(loss) before tax attributable to shareholders’ profits	340	(48)	224

Year ended 31 December 2012

Total long-term savings sales fell by £1,756 million, 34% to £3,425 million (2011: £5,181 million).

In Italy, lower savings and protection sales reflected the challenging conditions and decreased by £1,022 million, or 34%, to £1,971 million (2011: £2,993 million).

In Spain, life sales decreased by £631 million, or 33%, to £1,295 million (2011: £1,926 million) reflecting the continued tough economic conditions.

Our general insurance and health sales decreased by £60 million, or 12%, to £424 million (2011: £484 million). The decrease was driven by Italy where credit protection sales fell reflecting low levels of loan activity by partner banks and motor sales were also lower.

Net written premiums for the segment decreased £1,570 million, or 35%, to £2,942 million (2011: £4,512 million) due to lower sales as described above.

Total adjusted operating profit increased £80 million, or 24%, to £414 million (2011: £334 million).

General insurance and health adjusted operating profit increased by £55 million to £53 million profits (2011: £2 million loss) driven mainly by the Italian business which saw its combined operating ratio fall below 100%.

The profit before tax attributable to shareholders’ profits was £340 million (2011: £48 million loss).

Year ended 31 December 2011

Long-term insurance and savings sales decreased £1,865 million, or 26%, to £5,181 million (2010: £7,046 million) and was primarily driven by management actions to reduce sales of capital intensive participating business.

In Italy, challenging conditions and management actions to focus on capital efficient products and move the product mix led to a fall in participating business sales, with life sales down £1,463 million, or 33%, to £2,993 million (2010: £4,456 million).

In Spain, sales decreased by £158 million, or 8%, to £1,926 million (2010: £2,084 million).

Our general insurance sales increased by £46 million, or 11%, to £484 million (2010: £438 million).

Net written premiums decreased by £1,153 million, or 20%, to £4,512 million (2010: £5,665 million) primarily driven by lower sales as described above.

Total adjusted operating profit decreased £47 million, or 12% to £334 million (2010: £381 million).

Loss before tax attributable to shareholders’ profits was

£48 million in 2011 (2010: £224 million profit). The loss primarily reflected negative investment variances.

In Italy, the UDS balance was £1,449 million negative as at 31 December 2011 (2010: £420 million negative). The method for estimation of the recoverable negative UDS balance was changed in 2011 to a real-world embedded value method. Further details on this including the impact of this change are set out in section ‘Financial statements IFRS – Note 41 – Unallocated divisible surplus’.

Higher growth markets

The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS of Higher growth markets for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales
Long-term insurance and savings business
Asia	1,765	1,782	1,617
Poland (including Lithuania)	373	487	603
Other	403	320	295
Total long-term insurance and savings business	2,541	2,589	2,515
General insurance and health
Asia	120	108	72
Poland (including Lithuania)	65	65	51
Other	89	91	100
Total general insurance and health	274	264	223
Investment sales	129	186	223
Total sales	2,944	3,039	2,961
Net written premiums	1,240	1,215	1,190

Adjusted operating profit before tax
Long-term insurance and savings business
Poland (including Lithuania)	153	167	157
Asia	69	108	70
Other	8	4	2
	230	279	229
General insurance and health
Asia	(5)	(8)	(6)
Poland (including Lithuania)	9	(5)	(10)
Other	(26)	(12)	(12)
	(22)	(25)	(28)
Non-insurance and fund management	(6)	(25)	(29)
Total adjusted operating profit before tax	202	229	172
Integration and restructuring costs	(9)	(9)	(15)
Adjusted operating profit before tax after integration and restructuring costs	193	220	157
Profit before tax attributable to shareholders’ profits	217	178	161

Year ended 31 December 2012

Total sales for the segment were £2,944 million, a decrease of £95 million or 3% (2011: £3,039 million). Long-term insurance and savings sales in Asia decreased by £17 million, or 1%, to £1,765 million (2011: £1,782 million) with higher sales in Singapore more than offset by lower sales in other markets. Long term sales in Poland decreased by £114 million, or 23%, to £373 million (2011: £487 million) as a result of lower appetite for unit-linked products and regulatory changes relating to pensions. Sales in other markets increased by £83 million or, 26%, to £403 million (2011: £320 million) driven by Turkey which saw a 35% sales increase as a result of expansion of the bancassurance and direct sales channels.

Overall net written premiums in the general insurance and health business increased to £274 million (2011: £264 million).

In Asia, net written premiums in the general insurance and health business rose to £120 million (2011: £108 million) due to growth in Singapore.

Adjusted operating profit decreased by £27 million, or 12%, to £202 million (2011: £229 million). The change mainly reflects the non recurrence of a Hong Kong reserving change which benefited the results by £25 million in 2011.

Profit before tax attributable to shareholders increased by £39 million, or 22%, to £217 million (2011: £178 million).

Year ended 31 December 2011

Total sales increased by £78 million, or 3%, to £3,039 million (2010: £2,961 million) despite uncertain economic conditions and regulatory climates in China and India. The strong performance in Asia, up 10%, reflects the success of our existing bancassurance partnerships. Life and pension sales in Poland decreased 19% to £467 million as a result of legislation changes.

Net written premiums increased by £25 million, or 2%, to £1,215 million (2010: £1,190 million).

Adjusted operating profit increased by £57 million, or 33%, to £229 million (2010: £172 million). This includes a reserving change benefit in Hong Kong of £25 million in 2011.

Profit before tax increased by £17 million, or 11%, to £178 million (2010: £161 million).

Aviva Investors

The table below presents the investment sales, adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and funds under management of Aviva Investors for the three years ended 31 December 2012, 2011 and 2010. As set out in ‘Financial Statements IFRS – note 3 – Subsidiaries’, the internal asset management operations of Aviva Investors North America are being sold with the US life business and have been classified within discontinued operations.

Continuing operations	2012 £m	2011 £m	2010 £m
Investment sales	2,727	1,598	1,616
Fund management	39	50	60
Long-term insurance and savings business – Pooled Pensions [1]	3	3	3
Total adjusted operating profit before tax	42	53	63
Integration and restructuring costs	(33)	(30)	(28)
Adjusted operating profit before tax after integration and restructuring costs	9	23	35
Profit before tax attributable to shareholders’ profits	2	36	29
Assets under management (including discontinued operations)	274,484	262,506	259,787
1	Aviva Investors adjusted operating profit includes profit relating to the Aviva Investors Pooled Pension business.

Year ended 31 December 2012

Aviva Investors’ adjusted operating profit for fund management from continuing operations decreased by £11 million, or 22%, to £39 million (2011: £50 million). The reduction in profits was as a result of lower performance fees, partially offset by lower operating expenditure driven by cost savings.

Profit before tax attributable to shareholders from continuing operations decreased by £34 million, or 94%, to £2 million (2011: £36 million), mainly due to the reduction in adjusted operating profit and a one-off profit in 2011 arising on the disposal of Aviva Investors Australia.

Aviva Investors’ funds under management (including discontinued operations), increased by £11 billion, or 4%, to £274 billion (2011: £263 billion). This is due to capital appreciation more than offsetting negative net flows. Further details are given in ‘Financial Statements IFRS – note 55 – Assets under management’.

Year ended 31 December 2011

Aviva Investors’ adjusted operating profit for fund management was £50 million, a decrease of £10 million, or 17% (2010: £60 million). The fall in adjusted operating profit reflected the impact of ongoing investment in our global infrastructure and clients re-evaluating their risk appetite in the face of the continuing economic downturn which, in some instances, lead them to re-allocate towards lower fee-bearing asset classes, with a consequential impact on revenue.

Profit before tax attributable to shareholders from continuing operations was £36 million, an increase of £7 million, or 24% (2010: £29 million), which benefited from the £23 million profit recognised on the sale of our Australian asset management subsidiary, offset by an impairment charge made against the value of an intangible asset.

Aviva Investors’ funds under management (including discontinued operations) were £263 billion, an increase of £3 billion, or 1% (2010: £260 billion). The increase was a result of positive net funded sales, and capital appreciation, partially offset by the impact of the sale of our business in Australia.

Corporate centre and Group debt costs and other interest (from continuing operations)

The table below presents corporate centre and Group debt costs and other interest from continuing operations for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Corporate centre	(136)	(138)	(143)
Group debt costs and other interest	(659)	(648)	(644)
Other Group operations	(204)	(204)	(176)

Year ended 31 December 2012

Corporate centre costs decreased by £2 million, to £136 million (2011: £138 million). This was driven by a reduction in central spend and share award costs, partly offset by higher project costs, including the impact of meeting greater financial and regulatory requirements.

Group debt and other interest costs increased by £11 million, or 2% to £659 million (2011: £648 million). This increase principally relates to higher interest costs on internal lending arrangements driven by changes in internal loan balances throughout the year. Group debt costs and other interest includes a net pension charge of £35 million (2011: £46 million). This represents the difference between the expected return on pension scheme assets and the interest charge on pension scheme liabilities.

Other Group operations costs have remained flat at £204 million (2011: £204 million). This includes balances described as non-insurance in the market sections above, and £48 million relating to the running costs of the Aviva Europe and North America regional offices, which have subsequently both closed. It also includes Group banking and finance charges of £26 million and marketing spend of £22 million.

Year ended 31 December 2011

Corporate centre costs were £138 million, a decrease of £5 million, or 3% (2010: £143 million). The decrease principally reflected a reduction in project spend of £18 million in the year, and was offset by central spend which increased by £11 million arising from continued commitment to meeting increased regulatory and reporting requirements.

Group debt and other interest costs were £648 million, an increase of £4 million, or 1% (2010: £644 million). This increase principally related to higher interest costs on internal lending arrangements driven by changes in internal loan balances throughout the year.

Group debt costs and other interest included net pension charge of £46 million (2010: £87 million). This represented the difference between the expected return on pension scheme assets and the interest charge on pension scheme liabilities.

Other Group operations incurred costs of £204 million (2010: £176 million).

Adjusted operating profit before tax (from continuing operations)

Year ended 31 December 2012

Adjusted operating profit before tax decreased by £201 million, or 10%, to £1,888 million (2011: £2,089 million) for the reasons set out above.

Year ended 31 December 2011

Adjusted operating profit increased by £265 million, or 15%, to £2,089 million (2010: £1,824 million) for the reasons set out above.

Discontinued operations

United States

In December 2012 the Group announced the sale of its United States life and related internal asset management businesses (US Life) to Athene Holding Ltd for £1.0 billion after the repayment of an external loan. The transaction is expected to be completed in 2013. See ‘Financial statements IFRS – Note 3 – Subsidiaries’ for further details. As a result of this announcement the results of US Life for 2012 and comparative periods have been classified as discontinued operations. The table below presents sales, net written premiums, adjusted operating profit and IFRS profit/(loss) before tax attributable to shareholders for the three years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Sales
Life	1,441	1,093	999
Annuities	2,598	2,839	3,729
Total sales	4,039	3,932	4,728
Net written premiums	3,589	3,620	4,485

Adjusted operating profit before tax
Long-term insurance and savings business	200	197	174
Non-insurance	(16)	(11)	(6)
Fund management	55	37	34
Total adjusted operating profit before tax	239	223	202
Integration and restructuring costs	(7)	(7)	(9)
Adjusted operating profit before tax after integration and restructuring costs	232	216	193
(Loss)/profit before tax attributable to shareholders’ profits	(2,696)	262	149

Year ended 31 December 2012

Sales increased by 3% to £4,039 million (2011: £3,932 million). Life sales were up 32% to £1,441 million (2011: £1,093 million) as the business focussed on accelerating the growth of the life insurance business. Sales of our annuity products declined by 8% to £2,598 million (2011: £2,839 million) as a result of pricing actions taken throughout the year. Net written premiums decreased by 1% to £3,589 million (2011: £3,620 million) as higher sales were offset by increased outward reinsurance premiums.

Adjusted operating profit increased by £16 million, or 7%, to £239 million (2011: £223 million). Long-term insurance and savings adjusted operating profit remained broadly flat at £200 million (2011: £197 million). Fund management operations generated profits of £55 million (2011: £37 million).

Loss before tax attributable to shareholders was £2,696 million (2011: £262 million profit) which mainly relates to the impairment to write the value of the business down to fair value less costs to sell.

Year ended 31 December 2011

Sales decreased by £796 million, or 17%, to £3,932 million (2010: £4,728 million).

Annuity sales in 2011 declined by £890 million, or 24%, to £2,839 million (2010: £3,729 million), primarily driven by a focus on value over volume, with strong annuity price competition and increased consumer demand for variable annuity products in the first half of 2011.

Life sales increased by £94 million, or 9%, to £1,093 million (2010: £999 million) reflecting a focus on growth in life business.

Net written premiums decreased by £865 million, or 19%, to £3,620 million (2010: £4,485 million) due to lower annuity sales.

Adjusted operating profit increased by £21 million, or 10%, to £223 million (2010: £202 million) as our in-force book grew and we maintained strong spread management and disciplined pricing in a competitive environment.

Profit before tax attributable to shareholders’ profits increased by £113 million, or 76%, to £262 million (2010: £149 million). The increase was mainly as a result of improved operating results and favourable short term investment variances.

Delta Lloyd

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd, reducing our holding at that date to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commanded a majority of shareholder voting rights, it no longer controlled Delta Lloyd. Accordingly, from 6 May 2011, the Group ceased to consolidate the results and net assets of Delta Lloyd and its results up to that date were shown as discontinued operations. For the period from 6 May 2011 to 5 July 2012, the Group had an associate interest in Delta Lloyd. In July 2012, following a further sell-down, the Group’s holding fell to 19.8% of Delta Lloyd’s ordinary share capital representing 18.6% of shareholder voting rights and for the remainder of 2012 it was treated as a financial investment. In January 2013, the Group sold the remainder of its holding in Delta Lloyd. The table below presents sales, net written premiums, adjusted operating profit and IFRS (loss)/profit before tax for Delta Lloyd as a subsidiary for the three years ended 31 December 2012, 2011 and 2010.

Discontinued operations	2012 £m	2011 £m	2010 £m
Sales
Long-term insurance and savings business	–	1,255	3,793
General insurance and health	–	557	1,177
Total sales	–	1,812	4,970
Net written premiums		2,043	4,340

Total adjusted operating profit – discontinued operations	–	191	524
(Loss)/profit before tax attributable to shareholders’ profits	–	(726)	895

Year ended 31 December 2012

The Group’s share of the loss of its associate interest in Delta Lloyd to 5 July 2012 was £304 million.

Year ended 31 December 2011

Delta Lloyd’s adjusted operating profit for the period to 6 May 2011, when it was deconsolidated, was £191 million.

The Group’s share of the profits of its retained interest in Delta Lloyd as an associate for the remainder of 2011 was £133 million.

From the start of 2011 to the partial disposal on 6 May 2011, the AAA collateralised bond spread narrowed by about 80 basis points (“bps”) as a result of changes in the underlying bond index. This movement was the main driver of the adverse life investment variance of £820 million and the loss before tax of £726 million seen in the first four months of 2011.

Selected consolidated financial data

This data is derived from our consolidated financial statements which have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

In December 2012 the Group announced the sale of its US Life and related internal asset management operations, which have been classified as held for sale in the statement of financial position and their results shown as discontinued operations.

The results presented as discontinued operations for 2011 and preceding years also include the results of Delta Lloyd N.V. which was deconsolidated during 2011. Between May 2011 and July 2012 Delta Lloyd was accounted for as an associate within continuing operations. In July 2012, following a further sell-down, the Group’s shareholding fell below 20% and from July 2012 Delta Lloyd was treated as a financial investment within continuing operations at fair value through profit and loss.

Following a review of the classification of contracts issued by the Italian Life business, certain portfolios have been reclassified from participating insurance to participating investment contracts. This change has been reflected for all years in the table below. There is no impact on the result for any period as the result of this reclassification.

Income statement data

Amounts in accordance with IFRS Continuing operations	2012 £m	Restated 2011 £m	Restated 2010 £m	Restated 2009 £m	Restated 2008 £m
Income
Gross written premiums	22,744	26,255	27,192	25,690	25,428
Premiums ceded to reinsurers	(1,571)	(1,548)	(1,606)	(2,294)	(1,613)
Premiums written net of reinsurance	21,173	24,707	25,586	23,396	23,815
Net change in provision for unearned premiums	(16)	(236)	(72)	552	296
Net earned premiums	21,157	24,471	25,514	23,948	24,111
Fee and commission income	1,273	1,465	1,451	1,552	1,672
Net investment income/(expense)	21,106	4,341	16,746	19,902	(17,946)
Share of (loss)/profit after tax of joint ventures and associates	(277)	(123)	141	(463)	(1,101)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(164)	565	163	122	(8)
	43,095	30,719	44,015	45,061	6,728
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(23,601)	(24,380)	(22,240)	(21,080)	(23,425)
Change in insurance liabilities, net of reinsurance	(430)	(2,284)	(2,837)	(1,119)	7,219
Change in investment contract provisions	(4,450)	1,478	(9,212)	(11,096)	10,880
Change in unallocated divisible surplus	(6,316)	2,721	362	(1,479)	4,452
Fee and commission expense	(4,472)	(4,326)	(5,500)	(4,081)	(4,038)
Other expenses	(2,845)	(2,779)	(2,116)	(3,583)	(2,668)
Finance costs	(735)	(776)	(682)	(755)	(847)
	(42,849)	(30,346)	(42,225)	(43,193)	(8,427)
Profit/(loss) before tax	246	373	1,790	1,869	(1,699)
Tax attributable to policyholders’ returns	(221)	178	(394)	(217)	1,068
Profit/(loss) before tax attributable to shareholders’ profits	25	551	1,396	1,652	(631)
Tax attributable to shareholders’ profits	(227)	(134)	(345)	(440)	294
(Loss)/profit after tax from continuing operations	(202)	417	1,051	1,212	(337)
(Loss)/profit after tax from discontinued operations	(2,848)	(357)	841	103	(548)
Total (loss)/profit for the year	(3,050)	60	1,892	1,315	(885)

Amounts in accordance with IFRS	Per share		Per share		Per share		Per share		Per share
(Loss)/profit per share attributable to equity shareholders:
Basic (pence per share)	(113.1	)p	5.8	p	50.4	p	37.8	p	(36.8	)p
Diluted (pence per share)	(113.1	)p	5.7	p	49.6	p	37.5	p	(36.8	)p
Continuing operations – Basic (pence per share)	(15.2	)p	11.1	p	37.6	p	35.3	p	(15.7	)p
Continuing operations – Diluted (pence per share)	(15.2	)p	10.9	p	37.0	p	35.0	p	(15.8	)p

	Per share		Per share		Per share		Per share		Per share
Dividends paid per share	19.0	p	26.0	p	25.5	p	24.0	p	33.0	p

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,946	2,906	2,820	2,767	2,658
Weighted average number of shares in issue for the year	2,910	2,845	2,784	2,705	2,643

Statement of financial position data

Amounts in accordance with IFRS	2012 £m	Restated 2011 £m	Restated 2010 £m	Restated 2009 £m	Restated 2008 £m
Total assets	315,689	312,376	370,107	354,391	354,562
Gross insurance liabilities	113,091	147,379	174,742	168,699	172,550
Gross liabilities for investment contracts	110,494	113,366	120,745	112,408	109,859
Unallocated divisible surplus	6,931	650	3,428	3,866	2,325
Core structural borrowings	5,139	5,255	6,066	5,489	5,525
Other liabilities	68,674	30,363	47,401	48,843	49,730
Total liabilities	304,329	297,013	352,382	339,305	339,989
Total equity	11,360	15,363	17,725	15,086	14,573

Information on the company

History and development of Aviva

General

Aviva, a public limited company incorporated under the laws of England and Wales, provides customers with long-term insurance and savings, general and health insurance, and fund management products and services. Over the last few years we have simplified and streamlined Aviva, focusing on markets where we can produce attractive returns.

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

In 2011 and 2012 the Group has undertaken and announced a number of disposals as we have continued the process of streamlining our business. Further details of these can be found in the sections ‘Financial statements IFRS – note 3 – Subsidiaries’ , ‘note 15 – Interests in, and loans to, joint ventures’ and ‘note 16 – Interests in, and loans to, associates’.

Business overview

Our aims and strategy

In July 2012, we announced our new strategic plan which has three main objectives:

■	Narrow focus

We aim to focus on fewer business segments where we believe we can produce attractive returns with a high probability of success.

■	Build financial strength

We will achieve target economic capital levels in line with our industry peers, reduce capital volatility and bring leverage down to a conservative level. We announced new target economic capital levels of 160-175%.

■	Improve financial performance

We aim to deliver a higher level of revenue growth, lower losses and claims and higher return on capital, notwithstanding the subdued economic environment in developed markets. During 2012 we announced a new expense reduction target of £400 million.

Our business

Overview

Following the announcement in the second quarter of 2012 relating to the restructuring of the Group, the Group’s operating segments were changed to align them with the new management reporting structure. The new operating segments are: UK & Ireland; France; Canada; Italy, Spain and Other; Higher growth markets and Aviva Investors. In December we announced the sale of our United States life, savings and related internal fund management business and this has been classified as a discontinued operation for the purposes of reporting financial performance.

Due to the size of the UK & Ireland segment, it has been split into separate Life and General Insurance segments, which undertake long-term insurance and savings business and general insurance, respectively. Aviva Investors, our fund management business, operates across most markets providing fund management services to third-party investors and to our long-term insurance businesses and general insurance operations.

Our business operates across three main market sectors – life insurance and savings; general and health insurance; and fund management.

Life insurance and savings business

Long-term insurance and savings business from continuing operations accounted for approximately 74% of our total business based on worldwide total sales from continuing operations for the year ended 31 December 2012. We reported total long-term insurance and savings new business sales from continuing operations of £20.6 billion and investment sales of £4.6 billion for the year ended 31 December 2012. Our focus remains on growing our business profitably and improving our operational efficiency so that we can fully benefit as our major markets return to economic growth.

Market position

In the UK we are a market leader and have a market share of 12% based on annual premium equivalent (APE)1 according to the Association of British Insurers (ABI) data as at 30 September 2012. Sales of life, investment and general insurance products in the UK represented 49% of our worldwide sales for the year ended 31 December 2012. Further details of our position in each market are set out in the market sections below.

Brands and products

We have operated under the Aviva brand globally since 2010.

Our long-term insurance and savings businesses offer a broad range of life insurance and savings products. Our products are split into the following categories:

■	Pensions – is a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.
■	Annuities – is a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.
■	Protection – is an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.
■	Bonds and savings – are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans, mortgage endowment products and funding agreements.
■	Investment sales - comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (“ISAs”) and open ended investment companies (“OEICs”).
■	Other - includes equity release and structured settlements.

Some of our insurance and investment contracts contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

1	APE is a recognised sales measure in the UK and is the total of new annual premiums plus 10% of single premiums.

General insurance and health insurance

General insurance and health insurance accounted for 26% of our total worldwide sales for the year ended 31 December 2012. In the year ended 31 December 2012, we reported general and health insurance net written premiums of £8.9 billion.

Market position

We are a leading general insurer in the United Kingdom and Canada and also have general insurance operations in France, Italy, Ireland, Poland and Turkey. We sell health products in the UK, Ireland, Singapore and Indonesia. In the year ended 31 December 2012, 52% of our total general insurance and health new business from continuing operations was written in the UK.

Brands and products

Our general insurance business operates under the Aviva brand globally and concentrates on the following products:

■	Personal lines – motor, household, travel and creditor;
■	Commercial lines – fleet, liability and commercial property insurance;
■	Health insurance – private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products; and
■	Corporate and specialty risks – products for large clients or where the risk is specialised.

Distribution

Customers can buy our products through a range of distribution channels, including:

■	Direct – In many of our markets, customers can buy our products over the telephone or via the internet. This method of distribution is most commonly available for simple, low cost products which do not require advice.
■	Direct sales force – In some of our European and Asian markets we operate direct sales forces that only sell Aviva’s products and the sales forces receive commission on the products they sell.
■	Intermediaries – We offer a range of long-term insurance, savings, retirement, general insurance and health insurance products which can be bought through an intermediary, such as an independent financial adviser or an insurance broker. Intermediaries receive a commission on sales of Aviva’s products.
■	Corporate partnerships, bancassurance and joint ventures – Aviva is a corporate partner for many organisations, including banks and other financial institutions, who wish to offer their customers insurance products. We have various distribution agreements with bancassurance partners and joint ventures across the markets in which we operate. In return for offering our products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed target levels of sales are met. Certain agreements have a profit sharing element based on a predetermined percentage. In some cases, if the agreed targets are not met, certain terms of the contract can be renegotiated. Under the joint venture agreements, the cost of running the venture are often split between the partners.

Further details of the distribution channels specific to each market are included in the following market analysis.

Fund management

Aviva Investors, our fund management business, provides fund management services to Aviva’s long-term insurance and savings, and general insurance operations as well as to third-party investors. The main fund management operations are in the UK, North America, Europe, Asia Pacific and the Middle East. All sales of retail fund management products are included in our long-term insurance and savings business sales.

In December 2012 it was announced that the internal asset management operations of Aviva Investors North America would be sold alongside the United States life business.

Market position

Aviva Investors was ranked 43rd globally by assets under management, according to the Towers Watson World 500 largest asset managers study 2011 ranking of asset managers by assets under management. Total worldwide funds managed by Aviva Investors at 31 December 2012 was £274 billion, including £38 billion relating to the United States Life and related internal asset management operations which are classified as discontinued operations in the financial statements. The substantial majority of this relates to Aviva’s insurance and savings operations.

Brands and products

Aviva Investors operates under a single brand across our markets.

Our business invests in most significant asset classes on behalf of institutional, pension fund and retail clients. In the US, Aviva Investors also own an asset management company called River Road Asset Management LLC.

Developed markets

UK & Ireland life

Business overview and strategy

In 2012, Aviva began combining its UK and Irish life insurance businesses under a single management structure, with the aim of allowing Ireland to leverage the scale and expertise that exists in the UK.

The UK business is a leading long-term insurance and savings provider with an overall market share of 12%, based on third quarter 2012 ABI returns. The Irish business is a large life and pension provider in Ireland.

Our strategy is to hold leading positions in workplace savings, individual annuities and protection whilst delivering strong margins and an Internal Rate of Return (IRR) in excess of the Group’s target, overall and at a product level.

Our Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited (“ALHI”), which is 75% owned by Aviva and 25% owned by Allied Irish Bank (“AIB”). ALHI holds four subsidiaries, one of which is Ark Life Assurance Company Limited (“Ark Life”) which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified the Group that they did not wish to renew it and the existing shareholders’ agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark Life business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark Life business became held for sale on that date. Completion of the transaction is subject to agreement of terms with AIB and regulatory approval. Completion is expected in the next 12 months.

Market and competition

The UK industry has entered a period of significant regulatory change, with the Retail Distribution Review (RDR) and Auto-Enrolment, transforming the way that long-term savings products are bought and sold. We have been selling a full suite of RDR compliant products since September 2012 and during 2012 processed our first schemes under Auto-Enrolment. We also hold leading positions in the protection and annuities marketplaces which are largely unaffected by the RDR.

The UK long-term savings market is highly competitive and we consider our main competitors to be Standard Life, Prudential, Legal & General, and Lloyds Banking Group.

In Ireland, the economic environment remains challenging. The life insurance market in Ireland is largely consolidated. We consider our main competitors to be Bank of Ireland Life, Irish Life, Canada Life and Friends First.

Products

In the UK, we provide a comprehensive product range focused on both the consumer and corporate market with an approximate 70:30 split. The pensions and `at retirement’ products we offer include stakeholder and personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities. We provide a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole life insurance, and guaranteed lifelong protection plans. Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products.

In Ireland, our long-term insurance and savings business offers a wide range of protection, bonds, savings and pension products. Our protection products include life insurance, mortgage protection, specified illness and guaranteed and whole life cover products. The pension range covers retirement and investment products including government personal retirement savings accounts (PRSA) schemes.

Distribution

We have a multi-distribution strategy, which means we sell our products through intermediaries, corporate partners, in the workplace, and directly to customers. We are a leading provider in the UK intermediary market with a 12.5% share.2

In 2012, in the UK, we agreed an exclusive distribution deal with Tesco for the sale of protection products, following the extension of our distribution agreements with Santander and Barclays in 2011. We are also the provider of choice to the Royal Bank of Scotland and other leading organisations including the Post Office. We remain committed to building on our existing relationships and distribution partnerships as well as to growing our workplace and direct channels.

UK & Ireland general insurance

Business overview and strategy

In 2012, Aviva continued to combine its UK and Irish general insurance businesses, allowing Ireland to leverage the scale and expertise that exists in the UK. We are a leading general insurer in both the UK and Ireland with market shares of 10.5%3 and 15.1%4 respectively, and have approximately 9 million customers. We employ around 11,000 people and operate from a number of locations throughout the UK and Ireland, including Norwich, Perth, Glasgow, London, Dublin and Galway.

We focus on personal and commercial insurance. In the UK we hold top three positions in all our major classes of business3. In Ireland we are a leader in general insurance4 and health insurance. We believe our key strengths include underwriting excellence, claims and cost management and excellent customer service. We focus on the fundamentals of the insurance business to maximise returns through the insurance cycle and provide stability of earnings.

Market

The UK is the third largest insurance market in the world. 5 In 2011, the top four companies had a 32%3 share of the general insurance market.

The UK and Ireland general insurance markets are cyclical in nature and remain very competitive, particularly in personal lines, where the market is highly commoditised.

Following significant premium rate increases in recent years in response to rising claims costs and frequencies, the UK personal motor market has seen rate reductions in 2012 reflecting intense competition and regulatory change. Challenging conditions also apply to other UK classes of business, with rating increases typically limited to low single digits. In Ireland, the market remains challenging reflecting the economic downturn, increased competition and market contraction of 3% in 2010 and a further 5% in 2011.

In the UK our main competitors are Direct Line Group, RSA, The Admiral Group, AXA, Zurich, Lloyds Banking Group, Allianz and Ageas. In Ireland, our competitors include RSA, AXA, Zurich and Liberty.

Products

We provide a wide range of general insurance products both in the UK and Ireland. In the UK we have a business mix of approximately 60% personal lines and 40% commercial lines. Our UK personal products include motor, home and travel insurance. Our UK commercial products include motor, property and liability insurance for small and medium size enterprises (“SMEs”) and the larger UK Corporate and Speciality Risks market.

In Ireland our products include property, motor, travel, farm and business insurance and our health insurance business provides products for both the personal and company sector.

Distribution

We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our websites www.aviva.co.uk, www.aviva.ie and www.quotemehappy.com, via brokers and through corporate partnerships. Our Quotemehappy insurance products are also available through price comparison websites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of advice for business customers.

In Ireland, to deliver further efficiency benefits, we closed our network of high street branches and transferred customers to both One Direct and strategic broker partners, which ensured they retained access to local face-to-face solutions for their insurance needs.

France

Business overview and strategy

France is the fourth largest insurance market in the world5. Aviva France operates through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord). Aviva France, one of the top ten insurance businesses in France, is ranked seventh in life insurance (excluding bancassurance) and tenth in general insurance as measured by gross written premiums, according to L’Argus de l’Assurance, as at 31 December 2011. Our health business has a 1.8% share of the market based on 2011 premium income6. Aviva France’s strategy is to continue to diversify and grow our business profitability.

Market

The life insurance market is driven by individual savings and dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade according to the FFSA. We believe that the current volatility in the financial markets has affected customer confidence but that over a longer period, multi-funds policies and unit-linked funds are the best insurance vehicles for performance. We believe the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions.

2	ABI Stats Q3 2012
3	Source: Datamonitor analysis of market share based on 2011 GWP
4	Source: Irish Insurance Federation, 2011
5	New Swiss Re Sigma Study (World insurance 2011)
6	Source: Fédération française des sociétés d'assurance (FFSA)

The general insurance market in France is mature and highly competitive. For several years, price competition was high as insurers sought market share, particularly in the personal lines market. In our opinion, the market has now entered a phase of price increases that currently makes up the majority of its marginal growth.

Products

Aviva France provides a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The products sold through our life channel are long-term savings, pensions and regular premium products and a broad range of protection products, primarily for individuals, and with a focus on the unit-linked market.

We have a longstanding relationship with the Association Française d’Epargne et de Retraite (AFER) which is the largest retirement savings association in France with 735,000 members as at 31 December 2011, to manufacture and distribute the AFER savings product. In the general insurance market our product range includes household, motor, health and legal protection products and also a range of insurance products for farms, craftsmen, tradesmen and small to medium sized entities and specific products for building firms and motor fleets.

Distribution

Aviva France has developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail networks sell through 896 tied agents, a direct sales force made up of more than 280 advisors and 700 Union Financiere de France (UFF) consultants (Aviva France also holds a majority stake in UFF) and more than 1,000 active brokers in the life, health and construction markets. Direct distribution is sold through Eurofil for personal general insurance, Aviva Direct for health and protection and Epargne Actuelle for the AFER product. Eurofil is the second largest direct general insurer and Aviva Direct is the leading provider of direct protection in France according to the FFSA as at December 2011. We operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings, protection and general insurance products. This partnership gives Aviva access to over 1.9 million customers, as at December 2011.

Canada

Business overview and strategy

Aviva Canada is the country’s second largest general insurer7 Through its distribution partners it provides a range of personal and commercial lines insurance products to nearly three million policyholders. It has an 8.4% market share and a top five position in all major provinces.7 Aviva Canada employs approximately 3,800 people and operates from a head office in Toronto, with other offices located throughout Canada.

We believe that we are well placed for continued growth and that our success is underpinned by our two strategic priorities of building strong broker relationships and maintaining sophisticated pricing and underwriting. We believe the transformation of our personal lines business over the last few years has ensured the business is highly competitive. We expect that continued refinement to our models will allow us to leverage this position to positively react to market opportunities. We will continue to address increasing customer demand for choice, simplicity and self-service by working with our broker partners on processes and technology solutions in order to help them compete with other channels.

Market

As the eighth largest8 in the world, Canada’s general insurance market is established and stable. The four largest provinces generate around 89% of total premiums with Ontario, the largest, representing 48% of total Canadian premiums.9

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 40% of the market and the top two companies, Intact Financial and Aviva, controlling 24% of the market.9 The rest of the industry includes several national carriers as well as smaller, provincially based or niche companies.

Whilst direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for over 65% of distribution.10 In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products

The general insurance products that we provide through our Canadian companies are:

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

Italy, Spain and Other

Italy

Business overview and strategy

Aviva Italy is the country’s sixth largest life insurer, with a market share of 4.44% based on 2011 premiums (excluding Eurovita)11 and is the 12th largest general insurance company with a market share of 1.54%12. We have approximately 2.5 million customers across both the Life and General Insurance businesses.

Aviva Italy has set up a transformation plan to navigate through the current challenging economic environment and consolidate its business structure. Aviva Italy aims to reinforce its business partnerships with three of the five largest Italian banks and with 500 agents.

Market

The Italian life market is dominated by the top 10 providers which represent around 79% of the total market share13. The life insurance industry in Italy reported a decline in volumes as of 30 September 2012 with gross written premiums down by 10.2% compared to the same period in 2011, whilst the the general insurance segment decreased by 2.1% in the same period14.

In 2012 the Italian insurance industry went through three major changes:

■	The Italian government introduced new legislation (Decreto Monti) which has led insurance companies to transform both their product ranges and their customer relationships (eg. separate private area for customers on the company website; black box service for motor insurance; new quotation tools);

7	MSA Research Inc., 2011 online database.
8	New Swiss Re Sigma Study (World insurance 2011)
9	MSA Research Inc., 2011 online database
10	Axco Insurance Report for Canada
11	Associazione Nazionale fra le Imprese Assicuratrici (ANIA)
12	ANIA as at 31 December 2011
13	ANIA: www.ania.it/PUBBLICAZIONI/Premi_del_Lavoro_diretto_Italiano_.html
14	IVASS (Istituto per la Vigilanza sulle Assicurazioni)

■	Two of the leading general insurance companies announced their merger: Unipol and Fondiaria Sai;
■	The insurance regulator went through a restructure and as of 1 January 2013 is reporting to the Bank of Italy. It is now called IVASS (Istituto per la Vigilanza sulle Assicurazioni).

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions.

We are focussed on less capital intensive products. We have reduced product guarantees and launched three new life products all with improved economic returns and reduced capital consumption.

We have increased our share of unit-linked business and reduced our with-profit sales, to manage down our exposure to this sector. We have been focusing to further develop our offering in protection where we are one of the market leaders.

Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as small commercial risk insurance, including marine insurance, to businesses. In 2013 we will further develop our partnership with Banco Popolare distributing motor insurance through their branches.

Distribution

Our products are distributed through bancassurance partnerships with UniCredit Group, Banco Popolare Group and Unione di Banche Italiane (UBI). These partnerships give us access to more than 5,900 branches. In addition, we also have approximately 5,500 sales advisers, and 600 insurance (multi-mandate) agents and brokers as at the end of 2012.

Spain

Business overview and strategy

Aviva Spain is the country’s fifth largest long-term insurer by gross written premiums with a market share of 5% in the third quarter of 2012.15 Aviva Spain sells protection, long-term savings and pensions, health and accident insurance through a bancassurance network based on joint ventures with six banks. We also sell through Aviva Vida y Pensiones, the wholly-owned Aviva branded long-term insurance company and through our exclusive distribution agreement with Spanish mutual insurance company Pelayo.

Our strategy in Spain is to maintain our bancassurance footprint and further develop our retail operations and attract new partners when the opportunities arise. In December 2012, we announced our intention to sell our share of our joint venture with Aseval to Bankia S.A for £494 million. We expect this transaction to be completed during the second quarter of 2013.

Market

The Spanish market is significantly affected by the current economic climate and the financial sector continues to be under pressure as a result of the ongoing restructuring process and mergers taking place. Any opportunities arising from these will be considered by Aviva on their merits. In relation to distribution agreements with bancassurance partners, Aviva is protected financially within our contracts with Spain’s savings banks (“the cajas”) from any detrimental affect arising from these mergers.

The top positions in the long-term life insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 74% of gross written premiums at the end of 201116 in the Spanish life insurance market.

Customers in Spain are accustomed to receiving advice through banking channels, and we continue to use our relationship with our partners to capitalise on this whilst developing our retail agents and broker distribution network.

Products

We offer a wide range of bonds, savings, and protection products. Investment products include both unit linked and traditional plans, where profit sharing is regularly used to increase the policy return. Our traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages. We offer a flexible range of individual and group pension plans with alternative investment choices. We also offer protection products, covering both mortgages and credit loans typically providing cover for the family in the event of death or disability. The ongoing focus is on less capital intensive products.

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

■	Unicorp Vida – in conjunction with Unicaja since 2001;
■	CxG – in conjunction with Caixa Galicia since 2001;
■	Caja España Vida – in conjunction with Caja España since 2001;
■	Caja Granada Vida – in conjunction with Caja Granada since 2002;
■	Cajamurcia Vida – in conjunction with Cajamurcia since 2007; and
■	Aseval – in conjunction with Bancaja (now Bankia) since 2000 (sale announced December 2012 as set out in ‘Financial statements IFRS – note 3 – Subsidiaries’).

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers), supported by a branch office network and call centres. In 2012 we saw the start of distribution through Pelayo´s network of 200 branches and approximately 1,000 exclusive agents.

Our distribution relationships have enabled us to maintain our position as the largest provider of individual protection products in the market17.

Other

The Italy, Spain and Other segment also includes our Romanian pensions business, which is held for sale as at 31 December 2012, our reinsurance and run-off businesses and the results of our life businesses in Hungary, the Czech Republic and Romania up until the date of sale in July 2012.

Higher growth markets

Business overview and strategy

The higher growth markets segment covers our operations in nine markets in Asia as well as Poland, Lithuania, Turkey and Russia.

As at 30 June 2012, our Singapore subsidiary ranks fifth by APE according to the Life Insurance Association,18 providing employee benefits and healthcare insurance. In Singapore, we have a strong relationship with the Development Bank of Singapore (DBS).

In China, through our 50% joint venture with COFCO Ltd, we are ranked in the top five among the foreign life insurers in terms of APE.19 We have a presence in 12 provinces and over 50 branches. Due to regulatory changes in bancassurance, we are developing alternative distribution channels to reach high net worth customers.

15	Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA).
16	ICEA in the publication ‘Canales de Distribución - Estadística 2011’.
17	ICEA at 30 September 2012
18	Life Insurance Association
19	APE data released by National Insurance Industry Communication Club

In India, with a distribution network of 140 branches, we operate in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. Tighter regulations on unit-linked products are driving an industry shift towards traditional products such as endowment and health policies. As at 31 August 2012, we ranked ninth among the private life insurance companies in India based on APE according to the Insurance Regulatory and Development Authority (IRDA).20

In Asia we are focused on creating franchise value through organic growth. Increasing the value of our new business remains our first priority. We are achieving this through scale benefits and by focusing our product mix on higher margin products.

As of 30 June 2012, our Polish life operation is the fourth largest overall life insurer in Poland (including JV Life), with a market share of 7% based on total premium income according to the Polish Financial Supervision Authority (KNF).21 Our product strategy for pensions in Poland is to retain our status as one of the market leaders in terms of assets and customers. We have updated our pay and bonus structure for our sales force to link compensation directly with the value generated by the sale.

We also operate in Turkey (offering both general insurance and life products) and Russia (life operations).

Russia is held for sale at 31 December 2012 and we announced the disposal in February 2013.

Market

We believe the fundamentals of the Asian markets are strong. The Asian Development Bank predicts GDP growth for emerging markets in Asia of 7.2% in 2012.22 Despite inflationary pressures, we believe Asia’s strong domestic demand and intra-regional trade is likely to sustain this growth momentum, with China and India driving the overall trend. We expect Asia to be the fastest growing region for life insurance globally, with the potential for 15-20% average market growth per annum over the next decade. We believe that South East Asia in particular offers one of the highest insurance margins in the world. By strengthening our multi-channel distribution capability as well as managing our product portfolio for margin and profit, we believe we are well-positioned to continue delivering strong growth in franchise value.

Outside of Asia, the Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to KNF statistics. We expect the insurance market in Turkey to continue to grow as its economy matures.

Products

Our Asian businesses offer a range of protection, bonds and savings and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products.

Outside of Asia, our life business in Poland provides a broad range of unit-linked, annuities and bonds and savings products and health insurance. For institutions we offer group life insurance and employee pension programmes, which are both unit-linked products. Our pension business offers a standard product for all customers as part of the privately managed second pillar pensions market. We offer general insurance products to both commercial entities and individuals in Poland. For institutions we offer selected commercial lines risks. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation. In Russia, we sell a wide range of products including personal and group life as well as personal accident policies. In Turkey, we sell life and savings products including unit-linked pensions, supplemented by protection insurance and other savings products. Our Turkish general insurance operations sell personal motor, household, commercial property, small and medium size enterprises, personal accident, marine and travel insurance.

Distribution

Across Higher growth markets we operate a multi-distribution strategy. In Singapore, we have a core bancassurance relationship with DBS Bank. In China and South Korea, we distribute the majority of our products through bancassurance and IFAs. In Hong Kong, India and Malaysia, bancassurance is the main distribution channel. We are investing in other channels, such as direct marketing, to diversify our sources of revenue.

Outside of Asia, the direct sales force and bancassurance is the main distribution channel for most of the Polish group and is made up of 2,200 tied insurance agents. Our biggest relationship is a joint venture with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank’s network of over 620 branches.23 We also co-operate with independent insurance agencies and brokers. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales. We also have a direct platform (internet and call centre) for distribution of motor insurance. In Turkey, we operate through a multi-channel distribution framework consisting of bancassurance, direct sales force, corporate sales, agencies, telemarketing and brokers. In Russia we focus on bancassurance, where we sell through 21 banks and through brokers.

Aviva Investors

Business overview and strategy

Aviva Investors was established in 2008 when the Aviva Group combined all of its major fund management components into a single global fund management business. As at 31 December 2012, we had £274 billion in assets under management including £38 billion relating to the United States Life and related internal asset management operations which are classified as discontinued operations in the financial statements. Aviva Investors offers a range of investment management services, most notably in the UK, Europe, the US and Asia Pacific.

Our largest clients are the long-term insurance, savings, and general insurance businesses of Aviva, to whom we provide bespoke asset management services across a broad spectrum of asset classes.

We provide external clients with bespoke segregated solutions or offer access to a variety of fund ranges. Our principal target clients for the larger segregated solutions tend to be large pension funds and financial institutions such as insurance companies and banks.

Our strategy is to grow our share of higher-margin, external business, offering client-focused solutions and products to our customers across our international network.

Products and distribution

Our products cover a broad range of asset classes. In Europe, we have a range of SICAVs (open-ended collective investment schemes), which are domiciled in France, Luxembourg and Poland. These funds have different share classes depending on the size and type of investor. Our traditional distribution model for these funds focuses on wholesale distributors, asset allocators and small to mid-size institutional investors.

In the UK, we largely sell segregated mandates and specialist funds to pension schemes, local authorities and insurance companies. We also supply products to the retail and wholesale markets, principally through UK domiciled equity, bond and real estate funds. These are promoted to investors via IFAs, fund platforms, fund supermarkets and discretionary asset managers. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.

20	http://www.irda.gov.in/ADMINCMS/cms/frmGeneral_List.aspx?DF=MBFL&mid=3.1.8
21	KNF: www.knf.gov.pl/Images/A_Informacje_IIkw_2011k_tcm75-27692.xls
22	Asian Development outlook 2011 update, December 2011.
23	Bank Zachodni WBK: http://indywidualni.bzwbk.pl/kontakt/wyszukiwarka-placowek-i bankomatow/wyszukiwarka placowek-i-bankomatow.html

We manage hedge funds in the UK and the US. These funds are generally registered offshore and are promoted to institutional clients, family offices and wealth managers. They include both fund of fund and single strategy funds across fixed interest and convertibles markets. In the US we also have an asset management company called River Road Asset Management LLC.

We also have a range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to leveraged growth funds.

We have six money market funds, domiciled in Dublin and Paris, addressing the sterling and euro money market segments. These funds are sold by a specialist sales team and target corporate treasury functions.

Discontinued operations

United States

Business overview and strategy

On 21 December 2012, the Group announced that it had agreed to sell its United States life operations, consisting of our United States life and annuities business (Aviva USA) and the related asset management operations of Aviva Investors North America, to Athene Holding Ltd. Completion of the sale is expected in 2013. As the disposal will result in the loss of a major geographical area of operations, previously presented as “United States” in the segmental reporting note, the results of Aviva USA for all periods presented in the income statement have been classified as a discontinued operation. Aviva USA has been classified as held for sale in the statement of financial position as at 31 December 2012.

Market

Aviva USA is a leading provider of fixed indexed life insurance and fixed indexed annuities in the USA. According to AnnuitySpecs.com, as of 30 September 2012, Aviva USA is ranked first in the market for the sale of fixed indexed life products with a 14% market share, and second for the sale of fixed indexed annuities with a 13% market share.24

Products

Aviva USA offers both protection and savings products, with traditional fixed as well as indexed accumulation options that pay interest based on the movement of a market index. Depending on such movement, indexed policies can deliver higher returns than traditional fixed products, especially when interest rates are low. Indexed products also serve to protect the customer’s investment and provide a guaranteed income even when the market is down.

Aviva USA also offers a range of optional extras or `riders’ that can be added to policies to meet customised individual needs.

In the savings market, Aviva USA’s fixed annuity portfolio offers tax-advantaged savings opportunities and protection against the risk of outliving one’s assets. Some of these products include a guaranteed lifetime withdrawal benefit that allows customers to make guaranteed minimum withdrawals from their annuity for the entirety of their lives.

Distribution

Aviva USA uses a multi-channel distribution strategy by focusing on more than 50 key distribution partners. Its distribution channels include career marketing organisations, independent marketing organisations, brokerage general agents and personal producing agents. Its network covers all 50 states with agents largely contracted through key distribution partners.

Delta Lloyd

Delta Lloyd is a financial services provider in the Netherlands and Belgium, operating in the life insurance and pensions, general insurance, fund management and selected banking markets.

The Group ceased to control Delta Lloyd on 6 May 2011 and its results for 2011 up to that date and prior years are presented as discontinued operations.

As explained in ‘Financial Statements IFRS – note 3 – Subsidiaries’, and ‘Financial Statements IFRS – note 16 – Interests in, and loans to, Associates’, for the period from 7 May 2011 to 5 July 2012, the Group had an associate interest in Delta Lloyd. From 6 July 2012, following a further selldown, the Group’s stake was treated as a financial investment. The Group’s share of Delta Lloyd’s results as an associate and its interest in Delta Lloyd as a financial investment are both included in ‘other Group activities’ within continuing operations.

In January 2013, the Group sold its remaining stake in Delta Lloyd.

24	AnnuitySpecs.com

Organisational structure

Organisational structure

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2012. Aviva plc is the holding company of the Group.

Parent company

Aviva plc

Subsidiaries

The principal subsidiaries of the Company are listed below by country of incorporation. All are wholly-owned, directly or indirectly, and transact insurance or reinsurance business, fund management activities or services in connection therewith, unless otherwise stated.

A complete list of the Group’s subsidiaries is contained in the Group’s annual return to Companies House.

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

Bermuda

Aviva Re Limited

Canada

Aviva Canada Inc. and its principal subsidiaries:

Aviva Insurance Company of Canada

Elite Insurance Company

Pilot Insurance Company

Scottish & York Insurance Co. Limited

S&Y Insurance Company

Traders General Insurance Company

France

Aviva France SA and its principal subsidiaries:

Antarius S.A. (50.0%)

Aviva Assurances S.A. (99.9%)

Aviva Investors France S.A. (99.9%)

Aviva Vie SA (99.9%)

Aviva Epargne Retraite (99.9%)

Eurofil S.A. (99.9%)

Union Financière de France Banque (Banking) (74.3%)

Hong Kong

Aviva Life Insurance Company Limited

Indonesia

PT Asuransi Aviva Indonesia (60.0%)

Ireland

Aviva Insurance Europe SE

Aviva Health Group Ireland Limited (70.0%)

Aviva Life & Pensions Ireland Limited (75.0%)

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Avipop Assicurazioni S.p.A (50.0%)

Avipop Vita S.p.A (50.0%)

Aviva S.p.A (51.0%)

Aviva Assicurazioni Vita S.p.A (50.0%)

Aviva Italia S.p.A

Aviva Previdenza S.p.A (55.0%)

Aviva Vita S.p.A (25.5%)

Eurovita Assicurazioni S.p.A (41.0%)

Lithuania

Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė ”Aviva Lietuva”

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

Turkey

Aviva Sigorta A.S. (98.6%)

United States

Aviva USA Corporation and its principal subsidiaries:

Aviva Life and Annuity Company

Aviva Investors North America, Inc.

River Road Asset Management, LLC

Associates and joint ventures

The Group has ongoing interests in the following operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2012 are set out in notes 15 and 16 to the financial statements.

United Kingdom

The Group has interests in several property limited partnerships. Further details are provided in note 15 to the financial statements.

China

Aviva-COFCO Life Insurance Co. Limited (50.0%)

India

Aviva Life Insurance Company India Limited (26.0%)

Italy

Banca Network Investimenti SpA (50.0%)

Malaysia

CIMB Aviva Assurance Berhad (49.0%)

CIMB Aviva Takaful Berhad (49.0%)

South Korea

Woori Aviva Life Insurance Co, Ltd (47.3%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (49.8%)

Vietnam

Vietinbank Aviva Life Insurance Company Limited (50.0%)

Group Restructuring

On 28 February 2013, a major restructuring of the Group was completed, which will have economic effect from 1 January 2013. Prior to the restructure, Aviva Insurance Limited (“AIL”) acted both as the main UK general insurance underwriter as well as a holding company for the Group’s non-UK operations. In order to enhance the governance relating to AIL and reduce the UK general insurance policyholders exposure to the non-UK operations, Aviva International Holdings Limited (“AIH”), the owner of the majority of the non-UK operations has been transferred to Aviva Group Holdings Limited (“AGH”) in consideration for a loan from AIL, secured on the non-UK operations by way of the shareholding in the UK holding companies including AIH. At the same time, the shares in AIL, held by Aviva International Insurance Limited (“AII”) were transferred to AGH in consideration for a loan secured on the shares of AIL.

The impact of the above restructuring is to reduce the complexity of the current Group corporate structure resulting in a greater degree of direct control of subsidiaries creating a flatter, more transparent corporate structure.

The following chart shows, in simplified form, the organisational structure of the Group after the completion of the restructure:

Analysis of investments

Analysis of investments

We invest our policyholders’ funds and our own funds in order to generate a return for both policyholders and shareholders. The financial strength of the Group and both our current and future operating results and financial performance are, therefore, in part dependent on the quality and performance of our investment portfolios in the UK, Europe, North America and Asia.

For additional information on our financial investments, see ‘Financial statements IFRS – Note 22 – Financial investments’. For a quantitative analysis of funds under management by Aviva and third-party fund managers, see ‘Financial statements IFRS – Note 55 – Assets under management’.

Investment strategy

Our investment portfolio supports a range of businesses operating in a number of geographical locations. Our aim is to match the investments held to support a line of business to the nature of the underlying liabilities, whilst at the same time considering local regulatory requirements, the level of risk inherent within different investments, and the desire to generate superior investment returns, where compatible with this stated strategy and risk appetite.

Long-term insurance and savings business

As stated above, we aim to optimise investment returns whilst ensuring that sufficient assets are held to meet future liabilities and regulatory requirements. As different types of life insurance business vary in their cash flows and in the expectations placed upon them by policyholders, we need to hold different types of investments to meet these different cash flows and expectations.

The UK with-profits business is comprised largely of long-term contracts with some guaranteed payments. We are therefore able to invest a significant proportion of the funds supporting this business in equities and real estate. This is because the long-term nature of these contracts allows us to take advantage of the long-term growth potential within these classes of assets, whilst the level of guaranteed payments is managed to mitigate the level of risk that we bear in relation to the volatility of these classes of assets.

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

Property partnerships

As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (“PLPs”), either directly or via property unit trusts (“PUTs”), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of ‘Financial Statements IFRS – Accounting policies – (D) Consolidation principles’. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, the majority of these are in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or UDS.

Analysis of investments

We distinguish between policyholder, participating fund and shareholder investments, which are terms used to reflect the differing exposure to investment gains and losses. Policyholder assets are connected to our unit-linked business, where the policyholder bears the investment risk on the assets in the unit-linked funds. Our exposure to loss on policyholder assets is limited to the extent that income arising from asset management charges is based on the value of assets in the funds. Participating fund assets relate to some of our insurance and investment contracts which contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. Our exposure to investment losses on participating funds is generally limited to our participation in the fund. Shareholder assets are other assets held within our businesses that are not backing unit-linked liabilities or participating funds.

Investments held at 31 December 2012 and 31 December 2011 are listed below:

2012	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Carrying value in the statement of financial position £m
Investment property	4,172	6,079	582	10,833	(18)	10,815
Loans	605	5,562	21,767	27,934	(3,397)	24,537
Financial investments
Debt securities	16,472	83,497	61,654	161,623	(33,617)	128,006
Equity securities	22,500	9,854	1,423	33,777	(1,248)	32,529
Other investments	23,704	4,258	2,131	30,093	(1,550)	28,543
Total	67,453	109,250	87,557	264,260	(39,830)	224,430
Total %	25.5%	41.3%	33.2%	100.0%		100.0%
2011	64,215	108,171	83,773	256,159	(347)	255,812
2011%	25.1%	42.2%	32.7%	100.0%		100.0%

As the table indicates, approximately 33.2% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of equities and other investments (e.g. unit trusts), reflecting the underlying investment mandates.

We carry investments on our statement of financial position at either fair value or amortised cost. At 31 December 2012, approximately 97% of the Group’s total investments were carried at fair value on the statement of financial position.

Financial investment balances included in the remainder of these disclosures include financial investments of operations classified as held for sale. For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see ‘Financial statements IFRS – Note 22 – Financial investments’.

Debt securities

Participating fund asset and shareholder debt securities analysed by credit rating and sector

Participating fund asset and shareholder debt securities analysed by credit rating and product type as at 31 December 2012 are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

	Ratings
2012 – Participating fund assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	10,610	4	28	–	–	11	10,653
Non-UK government	6,779	11,830	1,677	10,471	833	10	31,600
Corporate
Public utilities	18	93	1,712	1,012	20	17	2,872
Convertibles and bonds with warrants	–	–	21	284	4	19	328
Other corporate bonds	3,881	4,955	11,902	9,731	1,739	2,369	34,577
Certificate of deposits	–	6	42	12	614	–	674
Structured	307	58	132	47	39	1	584
Wrapped credit	–	57	12	22	2	–	93
Other	402	120	534	397	570	93	2,116
Total	21,997	17,123	16,060	21,976	3,821	2,520	83,497
Total %	26.3%	20.5%	19.2%	26.3%	4.6%	3.1%	100.0%
2011	30,540	11,204	24,004	9,786	1,465	2,451	79,450
2011%	38.4%	14.1%	30.2%	12.3%	1.8%	3.2%	100.0%

	Ratings
2012 – Shareholder assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK government	3,251	81	4	–	–	197	3,533
Non-UK government	4,582	4,557	1,208	1,671	40	50	12,108
Corporate
Public utilities	27	185	3,797	1,776	45	153	5,983
Convertibles and bonds with warrants	6	–	19	112	2	–	139
Other corporate bonds	1,349	3,143	12,250	11,577	1,394	4,885	34,598
Certificate of deposits	–	143	58	21	165	3	390
Structured	3,027	554	304	143	177	15	4,220
Wrapped credit	1	201	81	80	38	46	447
Other	45	13	59	44	63	12	236
Total	12,288	8,877	17,780	15,424	1,924	5,361	61,654
Total %	19.9%	14.4%	28.8%	25.0%	3.1%	8.8%	100.0%
2011	13,011	7,831	17,903	12,101	2,416	5,338	58,600
2011%	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%

We grade debt securities according to external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the median rating of the available ratings from the major credit rating agencies. If a credit rating is available from only one of these rating agencies then this rating is used. If an individual security has not been given a credit rating by any of the major rating agencies, the security is classified as ‘non-rated’.

For the table above we have expressed our rating using a rating scale whereby investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. This rating scale is analogous with that used by major rating agencies.

At 31 December 2012, the proportion of our shareholder debt securities that are investment grade increased to 88.1% (2011: 86.9%). The remaining 11.9% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

■	3.1% are debt securities that are rated as below investment grade;
■	3.7% are US private placements which are not rated by the major rating agencies, but are rated as investment grade by the Securities Valuation Office of the National Association of Insurance Commissioners (“NAIC”), a US national regulatory agency; and,
■	5.1% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

Total wrapped credit

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

				2012				2011
	Rating with insurance guarantee		Rating without insurance guarantee		Rating with insurance guarantee		Rating without insurance guarantee
2012	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total
Wrapped credit
AAA	1	0.2%	–	0.0%	–	0.0%	–	0.0%
AA	269	48.3%	29	5.2%	292	43.8%	32	4.8%
A	94	16.8%	124	22.3%	127	19.0%	150	22.5%
BBB	104	18.7%	160	28.7%	131	19.6%	207	31.0%
Less than BBB	42	7.6%	43	7.7%	51	7.7%	51	7.7%
Non-rated	47	8.4%	186	33.4%	66	9.9%	214	32.1%
Not available without insurance guarantee	–	0.0%	15	2.7%	–	0.0%	13	1.9%
	557	100.0%	557	100.0%	667	100.0%	667	100.0%
RMBS agency
AAA	907	100.0%	907	100.0%	1,378	100.0%	1,378	100.0%

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

Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (2011: £6.4 billion), a decrease of £1.5 billion. Gross of non-controlling interests, 82% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

		Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	–	–	–	–	–	–
Ireland	0.4	0.3	–	0.2	0.4	0.5
Portugal	0.3	0.2	–	–	0.3	0.2
Italy	4.5	5.6	0.4	0.8	4.9	6.4
Spain	0.9	0.8	0.5	0.3	1.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.1	6.9	0.9	1.3	7.0	8.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

		Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	–	–	–	–	–	–
Ireland	0.4	0.4	–	0.2	0.4	0.6
Portugal	0.3	0.2	–	–	0.3	0.2
Italy	8.5	9.7	0.6	1.1	9.1	10.8
Spain	1.3	1.0	0.9	0.6	2.2	1.6
Total Greece, Ireland, Portugal, Italy and Spain	10.5	11.3	1.5	1.9	12.0	13.2

Equity securities

The table below analyses our investments in equity securities by sector.

2012	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public utilities	2,571	1,095	18	3,684
Banks, trusts and insurance companies	3,904	2,395	959	7,258
Industrial, miscellaneous and all other	15,935	6,340	123	22,398
Non-redeemable preference shares	90	24	323	437
Total	22,500	9,854	1,423	33,777
Total %	66.6%	29.2%	4.2%	100.0%
2011	20,602	10,788	1,293	32,683
2011%	63.0%	33.0%	4.0%	100.0%

At 31 December 2012, shareholder investment in equity securities amounted to £1,423 million. The investments include a strategic holding in Italian banks of £289 million (£148 million net of non-controlling interests).

Of our £7,258 million exposure to equity investments in banks, trusts and insurance companies, £959 million relates to shareholder investments, which includes our strategic holding as mentioned above.

Other investments

The table below analyses other investments by type.

2012	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	22,823	3,171	762	26,756
Derivative financial instruments	41	432	1,117	1,590
Deposits and credit institutions	515	44	180	739
Minority holdings in property management undertakings	14	555	15	584
Other	311	56	57	424
Total	23,704	4,258	2,131	30,093
Total %	78.8%	14.1%	7.1%	100.0%
2011	23,233	5,078	2,066	30,377
2011%	76.5%	16.7%	6.8%	100.0%
Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England, EC3P 3DQ. In addition, we have major offices in the following locations:

■	UK: UK Life, York; UK General Insurance, Norwich; Aviva Investors, London;
■	Asia: Singapore;
■	North America: Scarborough, Ontario, Canada and West Des Moines, Iowa, USA; and
■	Europe: Paris, France; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; and Milan, Italy.

As of 31 December 2012, we owned and occupied land and buildings for our own use with a total book value of £245 million (2011: £215 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £9,075 million at 31 December 2012 (2011: £9,848 million).

Contractual obligations

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2012 included the following:

	Less than one year £m	Between one and three years £m	Between three and five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
—Insurance contracts – non-linked[1]	7,044	15,195	11,633	75,415	109,287
—Investment contracts – non-linked[2]	57,547	–	–	–	57,547
—Linked business[2]	66,099	–	–	–	66,099
General insurance[3]	6,176	3,848	1,957	3,475	15,456
	136,866	19,043	13,590	78,890	248,389
Other contractual obligations[4]
Borrowings	1,699	921	1,686	12,409	16,715
Operating lease obligations	136	238	183	587	1,144
Capital commitments	21	18	3	–	42
Payables and other financial liabilities[5]	8,567	289	345	1,606	10,807
Net asset value attributable to unitholders	11,146	–	–	–	11,146
Total	158,435	20,509	15,807	93,492	288,243

Reconciliation to the statement of financial position	£m
Total contractual obligations above	288,243
Effect of discounting contractual cash flows for insurance contracts	(24,804)
Contractual undiscounted interest payments[6]	(7,910)
Difference between carrying value of borrowings and undiscounted cash flows of principal	(611)
Contractual cash flows under operating leases and capital commitments	(1,186)
Difference between derivative liabilities contractual cash flows and carrying value	(1,366)
Liabilities of operations classified as held for sale	41,411
Non-contractual/short-term obligations
—Unallocated divisible surplus[7]	6,931
—Provisions[8]	1,119
— Current and deferred tax liabilities	659
— Other liabilities	1,843
Total liabilities per statement of financial position	304,329
1.	Amounts shown in respect of long-term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated divisible surplus of with-profits funds (see below).
2.	All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for linked non-linked investment contracts is shown in the less than one year column above.
3.	Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘Financial statements IFRS – Note 36– Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.
4.	The Group has no material finance leases for property and equipment.
5.	Includes obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £4,460 million.
6.	When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.
7.	The unallocated divisible surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities in the UK, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated divisible surplus.
8.	Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes, full details of which are provided in ‘Financial Statements IFRS – Note 44 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. The Company and trustees have agreed to a long-term funding plan where contributions, together with anticipated growth on scheme investments are expected to eliminate the funding deficits over time. Contributions to these and the other schemes are regularly reviewed in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 21 years in the RAC scheme, 22 years in the Irish scheme and 13 years in the Canadian scheme.
32

Risk and capital management

Risk management objectives

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders.

Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group’s risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital in accordance with our risk appetite. Consequently, our risk management objectives are to:

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

Aviva’s risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing. These elements are expanded in the Financial statements IFRS – Note 53.

Principal risks and uncertainties

In accordance with the requirements of the FSA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 53. Our disclosures covering ‘risks relating to our business’ in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section ‘Risks relating to our business’.

Risk environment

Financial market conditions during 2012 were volatile although positive overall, benefiting from the expansionary monetary policies followed by central banks across a number of economies in the second half of the year. However, the continued political and economic uncertainty relating to the Eurozone combined with the high levels of debt in many western economies continues to act as a brake on economic growth and raises the likelihood of a low growth, low interest rate environment persisting for some time.

Reflecting the wider financial and economic conditions, both UK and international regulatory authorities have implemented, or are in the process of considering, enhanced regulatory requirements intended to prevent future crises arising or assure the stability of institutions under their supervision. A good example of this in the UK is the Prudential Regulatory Authority’s (PRA) proposed focus on ensuring that firms have adequate resolution arrangements in place.

Further regulatory uncertainty arose from the ongoing discussions regarding the technical standards for, and the implementation date of, Solvency II. Aviva continues to actively participate in the development of Solvency II through key European industry working groups.

Risk profile

The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 53 of the IFRS financial statements.

Reflecting Aviva’s objective of building financial strength and reducing capital volatility, the Group has taken steps to amend its risk profile. These include a net sell down of approximately €3.6 billion (gross of minority interests) Italian government bonds, a reduction in credit exposure to European financial institutions and a move towards a more general reduction in credit risk predominantly achieved through the sale of the Group’s US subsidiary (which remains subject to regulatory approval). Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Ireland, Italy, Portugal and Spain remain in place and balance sheet volatility was further reduced through the sell down of Delta Lloyd in July 2012. As described in note 53, a number of foreign exchange rate, credit and equity hedges are also in place. The reduction in credit and equity exposure noted above also reflects a broader move towards a more balanced risk profile.

Subsequent to the year end, the Group has also taken action to improve its access to dividends from the Group’s insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (AGH) has purchased from Aviva Insurance Limited (AIL) its interest in the majority of its overseas businesses. This purchase has been funded by intercompany loans. It is planned to pay down the intercompany loan balances over time, in addition to meeting the Groups normal operating expenses, taxes, interest on our external debt, dividends and repayment of maturing debt.

Going forward, the Groups focus is on fewer businesses as is reflected in the sale of Aviva’s Czech Republic, Hungarian and Romanian life businesses, the sale of Aviva’s interest in our Sri Lankan joint venture, our remaining stake in Delta Lloyd and the agreed sale of the US business, the Romanian pensions business, Aviva Russia, and our stake in the Malaysian joint venture CIMB. The process of exiting these non-core businesses will reduce the amount of the Group’s capital employed in less economically profitable areas, decrease balance sheet volatility and required capital, and will allow capital to be re-employed in businesses that enhance the Group’s return on risk based capital. Execution risk is inherent in the completion of all strategic transactions, with a corresponding potential impact on capital requirements and liquidity.

As a result of the sale of businesses (in particular the US), the Group’s future earnings have been reduced and the tangible net asset value of the Group has fallen (leading to an increase in the leverage ratio to close to 50%). We have plans in place to improve earnings through managing the deployment of capital to maximise return and expense reduction (though clearly execution risk remains). These additional earnings, combined with higher retained profits, should enable us to reduce our external leverage ratio to 40% in the medium term and reduce internal leverage.

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

33

Overall capital risk appetite, which is reviewed and approved by the Aviva Board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated at a level consistent with a AA range credit rating.

In managing capital we seek to:

■	maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;
■	optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■	allocate capital rigorously across the Group, to drive value adding growth through optimising risk and return; and
■	declare dividends with reference to factors including growth in cash flows and earnings.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Accounting basis:

Capital employed by segment and financing of capital

The table below shows how our capital, on an IFRS basis is deployed by segment and how that capital is funded.

	2012 £m	2011 £m
Long-term savings	11,467	11,237
General insurance and health	6,089	5,875
Fund management	225	184
Other business	(1,059)	(1,102)
Corporate[1]	(588)	508
Delta Lloyd	–	776
United States	365	361
Total capital employed	16,499	20,618
Financed by:
Equity shareholders’ funds	8,204	12,643
Non-controlling interests	1,574	1,530
Direct capital instruments and fixed rate tier 1 notes	1,382	990
Preference shares	200	200
Subordinated debt	4,337	4,550
External debt	802	705
Total capital employed	16,499	20,618
1	‘Corporate’ includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:
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
2	– Subsequent to the year end, the Group has taken action to improve its access to dividends from the Group’s insurance and asset management business by undertaking a corporate restructure. This will see the Group’s interest in the majority of its overseas businesses move to Aviva Group Holdings Limited from Aviva Insurance Limited.
– Certain subsidiaries, subject to continuing to satisfy stand-alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At the end of 2012 we had £16.5 billion (2011: £20.6 billion) of total capital employed in our trading operations measured on an IFRS basis. The reduction is primarily driven by the Group’s loss after tax, actuarial losses on staff pension schemes and the payment of the dividend.

In May 2012 we issued US$650 million of hybrid Tier 1 Notes. The Notes are perpetual and may be called from November 2017. The Notes qualify as Innovative Tier 1 capital under current regulatory rules and are expected to be treated as Fixed Rate Tier 1 capital under Solvency II transitional rules. The transaction had a positive impact on Group IGD solvency and Economic Capital measures.

In June 2012 US$300 million of Lower Tier 2 floating rate notes were redeemed at first call.

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

Regulatory capital – Group

European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2012 £bn	2011 £bn
Insurance Groups Directive (IGD) capital resources	5.2	9.2	14.4	14.1
Less: capital resource requirement (CRR)	(5.2)	(5.4)	(10.6)	(11.9)
Insurance Groups Directive (IGD) excess solvency	–	3.8	3.8	2.2
Cover of EU minimum (calculated excluding UK Life funds)			1.7 times	1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £1.6 billion since 31 December 2011 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Adjusted operating profits net of other income and expenses	0.9
Dividend and appropriations, net of shares issued in lieu of dividends	(0.7)
Market movements including foreign exchange[1]	1.3
Pension scheme funding	(0.2)
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	0.1
Estimated IGD solvency surplus at 31 December 2012	3.8
1.	Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.
34

Regulatory capital – UK Life with-profits fund

The available capital of the with-profits funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profits funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 31 December 2012 and 31 December 2011.

	Estimated realistic assets £bn	Estimate realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrange- ment[3] £bn	Estimated risk capital margin £bn	2012 Estimated excess available capital £bn	2011 Estimated excess available capital £bn
NWPSF	17.3	(17.3)	–	0.7	(0.4)	0.3	0.7
OWPSF	2.9	(2.6)	0.3	–	(0.1)	0.2	0.2
WPSF[4]	18.3	(16.5)	1.8	–	(0.5)	1.3	1.0
Aggregate	38.5	(36.4)	2.1	0.7	(1.0)	1.8	1.9
1	These realistic liabilities include the shareholders’ share of future bonuses of £0.3 billion (31 December 2011: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £36.0 billion (31 December 2011: £38.8 billion).These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively (31 December 2011: £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2011 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3	This represents the reattributed estate of £0.7 billion at 31 December 2012 (31 December 2011: £1.1 billion) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations).
4	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.

Investment mix

The aggregate investment mix of the assets in the three main with-profits funds at 31 December 2012 was:

	2012%	2011%
Equity	23%	22%
Property	16%	17%
Fixed interest	51%	54%
Other	10%	7%

The equity backing ratios, including property, supporting with-profit asset shares are 71% in NWPSF and OWPSF, and 64% in WPSF.

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

The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard and Poor’s is A+ (“strong”) with a Stable outlook; Aa3 (“excellent”) on review for downgrade from Moody’s; and A (”excellent”) with a Stable outlook from A.M. Best.

Financial flexibility

The Group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.4 billion, the majority of which was held within Aviva Insurance Limited at the 2012 year end, the Group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Basis of preparation

Accounting basis of preparation

International Financial Reporting Standards (IFRS)

Our consolidated financial statements are prepared under IFRS, using standards issued by the International Accounting Standards Board (IASB) and endorsed by the EU and those parts of the Companies Act 2006 applicable to those reporting under IFRS. In addition to fulfilling this legal obligation, the Group has also complied with IFRS as issued by the IASB and applicable at 31 December 2012.

            The financial data contained in the report has been prepared using the Group’s accounting policies set out on pages 108 to 119.

36

Governance

In this section
Chairman’s governance letter	38
Board of directors	40
Group Executive	43
Directors’ report	45
Corporate governance report	49
Nomination Committee report	55
Audit Committee report	57
Risk Committee report	60
Corporate Responsibility Committee report	63
Directors’ remuneration report	64

Chairman’s governance letter

John McFarlane

Chairman

“Strong corporate governance is the cornerstone of a successful organisation.

I have taken corporate governance incredibly seriously throughout my career as a leader of major financial services organisations around the world, and will continue to do so at Aviva. This is also firmly the position of our Board. A system of good governance keeps shareholder interests front of mind, and ensures a balanced outcome for stakeholders in general. Tone is always set from the top, and we have therefore made a number of changes in 2012 to enhance but also simplify the Group’s governance arrangements. As a cornerstone of this, the way authority is delegated throughout the Group was revised to give greater empowerment to businesses whilst strengthening central controls over the major risks in the Company, and these are subject to regular scrutiny by the Board Committees.

UK Corporate Governance Code

The UK Corporate Governance Code (Code) sets out the standards of corporate governance that UK premium listed companies must meet. The Company aims to meet all the Code requirements and I am pleased to confirm that the Company has complied with most of the principles and provisions of the Code throughout the year. However, there is one area of non-compliance to which I should draw your attention and which relates to my role as executive chairman for part of the year.

I joined the Board as chairman designate in September 2011 with the intention of learning about the Group and the business in order to succeed Lord Sharman as chairman on 1 July 2012. However, as we approached the 2012 annual general meeting, the Company came under strong shareholder pressure to accelerate change, and the Board asked me, as a former seasoned CEO, to take executive responsibility for the Group, and to seek and appoint a new Group Chief Executive Officer (Group CEO). Consequently, in the period from 1 July to 31 December 2012 whilst we did not comply with the Code requirement for the separation of the roles of chief executive and chairman, this was clearly in the interest of shareholders, and firm action was taken during this period to put the Group on to a firmer footing, that may not otherwise have taken place in such a short timeframe. This included major changes to the composition of the Board. We appointed Mark Wilson as Group CEO from 1 January 2013 and this regularised the position, such that we are now compliant with the Code.

Further details of how the Company has applied the Code principles and complied with its provisions are set out in the Corporate Governance Report on pages 49 to 54.

Role of the Board

The Board is responsible to shareholders for promoting the long term success of the Company, and in particular, for setting the Group’s strategic aims, monitoring management’s performance against these strategic aims, setting the Group’s risk appetite and ensuring the Group is adequately resourced and that effective controls are in place in the business. The Board sets the values, tone and culture of the Group. As a regulated Group, the Board also has a duty to protect the interests of policyholders.

Effectiveness of the Board

The effectiveness of the Board is vital to the success of the Group and we undertake a rigorous evaluation each year in order to assess how well the Board, its Committees, the directors and myself are performing and how our effectiveness could be improved. Given the significant changes to the Board during the year I felt that an internal effectiveness review led by myself would be appropriate for 2012. The review was carried out using questionnaires followed by discussion at Board and Committee meetings and through meetings between myself and each director individually. The review focused on the effectiveness of the Board and each Committee, how efficiently time at meetings was used, and the appropriateness of the balance of skills, knowledge and experience represented by Board and Committee members. Overall, the directors concluded that the Board and its Committees operated effectively and agreed that the actions identified for focus and improvement in previous reviews had been addressed and implemented during the year. Areas identified for greater Board focus in 2013 included allocating a greater proportion of time to in-depth discussion of the markets in which the Group operates and their competitive position and re-focusing strategy discussions on long-term strategy, as well as continuing to monitor the Group’s capital and liquidity position. I also concluded that each director contributes effectively and demonstrates full commitment to his/her duties.

Board changes

There have been a number of changes to the Board during the year and in early 2013:

■	Lord Sharman retired from the Board and as chairman on 30 June 2012. He chaired the Board during a period of significant economic uncertainty, bringing extensive experience in the international financial services industry to bear during his tenure.

■	Andrew Moss, group chief executive, left the Group in May 2012 having led the consolidation of our international presence and the integration of 40 brands into the very powerful single Aviva brand.

■	Mark Wilson replaced Andrew Moss as Group CEO with effect from 1 January 2013.

■	Igal Mayer, chief executive of Aviva Europe, resigned in April 2012 when the Group was restructured into Developed Markets and Higher Growth Markets.

■	Leslie Van de Walle resigned as a non-executive director in May 2012 to pursue other activities.

■	Mary Francis stepped down from the Board in October 2012 to pursue other interests. Mary had previously been chairman of the Risk Committee.

■	Euleen Goh resigned from the Board at the end of the year to concentrate on her commitments in Asia.

■	Trevor Matthews, executive director and chairman, Developed Markets, will step down from the Board prior to the 2013 AGM.

■	Richard Goeltz, senior independent director, and Russell Walls, chairman of the Audit Committee, will both have completed nine years service in May 2013 and will retire from the Board on 8 May 2013. Both have been senior and valuable members of the Board.

■	Glyn Barker joined the Board as a non-executive director in February 2012 and will become chairman of the Audit Committee on 8 May 2013.

■	At the same time, we are actively refreshing the Board with new non-executive appointments:

■	Sir Adrian Montague joined the Board in January 2013 bringing strong insurance and plc credentials, and will become senior independent director on 8 May 2013.

■	Bob Stein joined the Board in January 2013 bringing strong insurance and actuarial skills.

■	We are actively searching for two additional female non-executive directors.

On behalf of the Board I would like to thank all the directors for their contribution to the Company during the year, and particularly those who have retired, or will retire, in 2013 for their dedicated service.

John McFarlane

Chairman

6 March 2013

Board of directors

John McFarlane

Chairman

(Born June 1947)

Appointed to the Board in September 2011 and became executive chairman in July 2012 and non-executive chairman following the appointment of Mark Wilson as Group CEO on 1 January 2013. Currently a non-executive director of Westfield Holdings Ltd (retail mall developer and operator) and Old Oak Holdings Ltd (financial holding company). Former chief executive officer of Australia and New Zealand Banking Group Ltd (banking), executive director of Standard Chartered plc (banking), head of Citicorp and Citibank UK and Ireland, and managing director of Citicorp Investment Bank Ltd (banking). Former director and council member of the London Stock Exchange (financial services) and former non-executive director of the Royal Bank of Scotland Group plc (banking), National Westminster Bank plc (banking), Capital Radio plc (media), The Securities Association (UK securities regulator), the Auditing Practices Board (auditing regulator) and the Business Council of Australia. Former chairman of the Australian Bankers Association and president of the International Monetary Conference. He is chairman of the Board and the Nomination Committee. He has substantial global listed company experience and an excellent track record spanning over 30 years in the UK and international financial services industry.

As executive chairman, he was instrumental in driving forward the Company’s strategic plan to narrow the focus of the Group’s business portfolio, build financial strength and improve financial performance. He successfully managed the implementation of a culture and values change programme, cutting bureaucracy and delayering the organisation. He has extensive experience in banking, including investment, corporate and retail banking, and in general management, insurance, strategy, risk and cultural change. His wide-ranging board and executive experience provides him with the requisite skills for his chairmanship of the Company and the Board.

Mark Wilson

Group chief executive officer
(Born August 1966)

Appointed to the Board as Group CEO designate in December 2012 and became Group CEO on 1 January 2013. Formerly chief executive officer and president of AIA Group (insurance), and former chief executive of AXA China and AXA South East Asia (insurance). He also previously held a number of senior management positions at National Mutual in New Zealand (insurance).

He has over 25 years of operational and executive experience in the insurance industry across life assurance, general insurance and asset management, in both mature and growth markets. He has extensive experience of leading major international insurance companies and has an excellent track record as a focused and inspirational business leader. At AIA Group and AXA, he successfully developed and implemented short, medium and long-term strategies, delivered robust change programmes and developed and transformed business performance and cultures in challenging market conditions.

Patrick Regan

Chief financial officer

(Born March 1966)

Appointed to the Board in February 2010 as chief financial officer and, since April 2012, has assumed responsibility for Aviva USA. He is chairman of Aviva Investors and is currently a member of the supervisory board of Delta Lloyd N.V.

Formerly group chief financial officer and chief operating officer of Willis Group Holdings Ltd (insurance broking), group financial controller for RSA Insurance Group plc (insurance) and finance and claims director, UK general insurance for AXA Insurance (insurance). He also held a number of senior management positions at GE Capital (financial services) and specialised in corporate finance and investigations at Grant Thornton (professional services).

He has extensive global experience in various executive functions within the insurance industry. He also has an excellent track record of driving change programmes and corporate actions to deliver improved profitability. He has been instrumental in improving the Group’s financial strength, resilience and performance against the backdrop of a challenging macro-economic and regulatory environment. He has brought his significant financial acumen and analytical skills to bear in driving forward the change agenda and in successfully delivering the Group’s strategic priorities.

Trevor Matthews

Executive director and chairman, Developed Markets

(Born March 1952)

Appointed to the Board in December 2011 as chief executive, Aviva UK. In April 2012, he became chairman of the UK & Ireland board and was appointed executive director and chairman, Developed Markets. Currently chairman of the Financial Skills Partnership and a commissioner for the UK Commission for Employment and Skills. Previously chief executive officer and vice chairman of Friends Life (life assurance) and chief executive officer of Friends Provident plc (life assurance). Former chief executive of Standard Life Assurance Company Ltd (life assurance), president and chief executive officer of Manulife Japan (life assurance) and executive vice president, Canadian operations and chairman, Manulife Bank, Toronto (financial services). He has also held senior management positions at National Australia Bank (banking) and Legal & General Assurance Holdings Australia Ltd (insurance).

He has over 40 years of experience in the financial services industry with a track record of achievement in the insurance sector globally. He has brought to the Board an in-depth operational and functional knowledge of insurance, both in the UK and overseas. He will be stepping down from the Board prior to the 2013 AGM.

Glyn Barker

Independent non-executive director
(Born September 1953)

Appointed to the Board in February 2012. Currently chairman of Irwin Mitchell (law firm), a non-executive director of Transocean Ltd (offshore drilling) and The Berkeley Group Holdings plc (construction) and a trustee of the English National Opera. Formerly vice-chairman UK of PricewaterhouseCoopers LLP with responsibility for leading the executive team for the Europe, Middle East, Africa and India region and was previously UK managing partner, UK head of assurance and a member of the UK management board of PricewaterhouseCoopers LLP. He is a member of the Audit, Nomination and Risk Committees.

He has extensive experience as a business leader and a trusted adviser to FTSE 100 companies and their boards on a wide variety of corporate and finance issues. He brings to the Board a deep understanding of accounting and regulatory issues together with in-depth transactional and financial services experience. He will become chairman of the Audit Committee on 8 May 2013.

Richard Karl Goeltz

Senior independent non-executive director

(Born September 1942)

Appointed to the Board in May 2004 and became senior independent non-executive director in January 2009. Currently a non-executive director of the New Germany Fund (investment trust), the Central Europe and Russia Fund (investment trust) and the European Equity Fund (investment trust), and is also a member of the Council and Court of Governors of the London School of Economics and Political Science. Former non-executive director of the Warnaco Group Inc. (clothing), vice-chairman and chief financial officer of American Express Company (financial services) and director and chief financial officer of NatWest Group plc (banking). Former non-executive director of Delta Air Lines, Inc. (transport) and Federal Home Loan Mortgage Corporation (Freddie Mac) (financial services) and a former member of the Accounting Standards Board (UK).

He has a strong financial background and has over 20 years’ experience in the financial services industry. He has held a broad range of executive and non-executive positions in major global corporations. His experience of audit and governance committees has been invaluable in providing effective oversight as a member of the Company’s Audit Committee.

He is currently a member of the Audit and Nomination Committees and will retire from the Board, as senior independent non-executive director, and from the Audit and Nomination Committees after nine years of service to the Board on 8 May 2013.

Michael Hawker AM

Independent non-executive director
(Born October 1959)

Appointed to the Board in January 2010. Currently a non-executive director of Macquarie Group Ltd (banking) and Macquarie Bank Ltd (banking), Washington H Soul Pattinson Pty Ltd (investment), International Rugby Development Ltd (rugby), and IRFB Services (Ireland) Ltd (rugby). He is chairman and non-executive director of the Australian Rugby Union and SANZAR Pty Limited (rugby union) and is a non-executive director/trustee of the George Institute for Global Health (UK). He is a member of the advisory council at General Enterprise Management Services International Ltd (private equity), and council member of the International Rugby Board. Formerly chief executive and managing director of Insurance Australia Group (insurance), group chief executive of business and consumer banking at Westpac Banking Corporation (banking) and chairman of the Insurance Council of Australia. Senior fellow of the Financial Services Institute of Australasia and a fellow of the Australian Institute of Company Directors. He is chairman of the Risk Committee and a member of the Audit, Nomination and Remuneration Committees. He will step down as a member of the Remuneration Committee on 8 May 2013.

He has a wealth of knowledge and experience gained over a long career in the banking and insurance industries, in both executive and non-executive roles in Europe, Asia and Australia. He has been a highly effective chairman of the Risk Committee during a period of significant volatility in the external economic environment.

Gay Huey Evans

Independent non-executive director

(Born July 1954)

Appointed to the Board in October 2011. Currently a non-executive director of the London Stock Exchange Group plc (financial services), Clariden Leu (Europe) Ltd (financial services), Bank Itau BBA International Limited (banking) and the Financial Reporting Council. Member of the management board and of the panel of finance experts of the Panel of Recognised International Market Experts in Finance (PRIME Finance), and a trustee of Wellbeing of Women (UK) (charity) and The Wigmore Hall Trust (charity). Formerly chairman of the International Swaps and Derivatives Association, Inc. (ISDA) (financial trade association), vice-chairman, investment banking & investment management at Barclays Capital (banking) and she held senior management positions at Citi Alternative Investments (EMEA) (banking), the Financial Services Authority (UK regulator) and Bankers Trust Company (banking). She is chairman of the Corporate Responsibility Committee and a member of the Nomination and Remuneration Committees.

She has over 30 years of experience within the financial services industry, having held key positions in government and in a number of global financial and banking institutions. In addition to the financial expertise she brings to the Board, her experience at the Financial Services Authority continues to provide an insight into the priorities and focus of the Group’s lead regulator.

Sir Adrian Montague CBE

Independent non-executive director

(Born February 1948)

Appointed to the Board in January 2013. Currently chairman of 3i Group plc (private equity) and Anglian Water Group Ltd (utilities), deputy-chairman and senior independent director of UK Green Investment Bank plc (investment bank) and a non-executive director of Skanska AB (construction). Formerly chairman of Friends Provident plc (life insurance), British Energy Group plc (utilities), Michael Page International plc (recruitment), and Cross London Rail Links Ltd (Crossrail), and was formerly deputy-chairman of Network Rail Ltd (railway network authority) and Partnerships UK plc (public private partnership). He was also previously chief executive of the Treasury Taskforce. He is a member of the Audit, Corporate Responsibility and Nomination Committees. He will become senior independent non-executive director on 8 May 2013.

Sir Adrian brings his significant experience of the financial services industry and in government and regulatory circles to the Board.

Bob Stein

Independent non-executive director

(Born February 1949)

Appointed to the Board in January 2013. Currently a non-executive director and vice-chair of the audit committee of Assurant, Inc (US specialty insurance) and is a trustee emeritus of the board of trustees of the Actuarial Foundation. He spent most of his working life at Ernst & Young in the US, where he held a number of managing partner roles in the actuarial, insurance and financial services practices in the US and globally, culminating in being managing partner, global actuarial practice. He is a member of the Nomination, Risk and Remuneration Committees.

He brings significant accounting and financial services experience to the Board.

Russell Walls

Independent non-executive director
(Born February 1944)

Appointed to the Board in May 2004. Currently non-executive director of Biocon Ltd (biopharmaceuticals), Signet Jewelers Ltd (retail), Syngene Ltd (contract research pharmaceuticals), and Mytrah Energy Ltd (wind power producer). Former group finance director of BAA plc (transport), Wellcome plc (pharmaceuticals) and Coats Viyella plc (textiles), treasurer and trustee of the British Red Cross (charity) and a member of the Finance Commission of the International Federation of the Red Cross (charity). Formerly senior independent director and chairman of the audit committee of Stagecoach Group plc (transport) and Hilton Group plc (leisure) and a non-executive director of Delphic Diagnostics Ltd (medical), and Mersey Docks and Harbour Company (transport).

He has a strong financial background and a wealth of international experience across a range of sectors. With his deep financial acumen, analytical approach and extensive audit experience over a long financial career, he has been a robust Audit Committee chairman against a backdrop of macro-economic instability and changes to the audit environment.

He is currently chairman of the Audit Committee and a member of the Nomination and Risk Committees and will retire from the Board, as Audit Committee chairman and from the Nomination and Risk Committees after nine years of service to the Board on 8 May 2013.

Scott Wheway

Independent non-executive director
(Born August 1966)

Appointed to the Board in December 2007. Former chief executive officer of Best Buy Europe (retail services), director of The Boots Company plc (now known as The Boots Company Ltd) (pharmacy) and managing director and retail director of Boots the Chemist at Alliance Boots plc, and director of the British Retail Consortium. He formerly held a number of senior executive positions at Tesco plc (retail services), including chief executive of Tesco in Japan. He is chairman of the Remuneration Committee and a member of the Corporate Responsibility and Nomination Committees.

He has a wealth of business experience in the retail sector and his understanding of customer priorities has been greatly beneficial in driving the customer agenda and excellence in customer service within the business. He has chaired the Remuneration Committee with vigour and has rebuilt the Group’s standing with its significant investors in relation to the Group’s remuneration policy. Following the issues raised at the 2012 annual general meeting, he led an extensive consultation exercise with the Company’s major shareholders and a significant review of the Group’s remuneration policies and practices.

Group Executive

The Group Executive is made up of the executive directors and the senior executives whose biographies appear below. The Group Executive meets weekly as a forum for the Group CEO to discuss the strategic, financial, reputational and commercial aspects of the Group. The forum does not have decision-making authority in its own right and authority rests with each of the members (within their respective remits).

David Barral

Chief executive officer, Aviva UK & Ireland Life
(Born March 1962)

Appointed chief executive officer, Aviva UK Life in June 2011. In March 2012 he took on additional responsibility for Aviva's Life business in Ireland, becoming chief executive officer, Aviva UK & Ireland Life. He became a member of the Group Executive in April 2012.

He was formerly chief operating officer for Aviva UK Life responsible for customer propositions, pricing and customer operations.

He joined Aviva in 1999 as director of independent financial advisor business and was appointed distribution director in 2005 covering independent financial advisor (IFA), retail, partnership and employee benefit channels. In 2008 he was appointed marketing director and led the Aviva rebrand for the UK Life business.

During his time at Aviva, he has spearheaded much of the UK Life and pensions business’ activities to champion the customer, including supporting a move to the open market option for UK annuity customers.

Prior to joining Aviva, he spent 20 years in financial services including roles in sales, marketing, operations and business transformation at organisations including Eagle Star, Prudential and Morgan Grenfell.

Paul Boyle

Chief audit officer

(Born July 1959)

Joined Aviva in November 2010 as chief audit officer and became a member of the Group Executive in August 2012.

He was formerly the first chief executive of the Financial Reporting Council (FRC), the UK’s independent regulator responsible for promoting confidence in corporate reporting and governance, from 2004 until 2009. Whilst in this role, he led the establishment of the International Forum of Independent Audit Regulators serving as its chairman or vice-chairman from 2006 until 2009. Before joining the FRC, he was a member of the leadership team at the Financial Services Authority, serving as chief operating officer from 2000 until 2004. He has also held senior management roles in WH Smith Group plc and Cadbury Schweppes plc.

Kirstine Cooper

Group general counsel and company secretary
(Born August 1964)

Joined Aviva in 1991 and is the group general counsel and company secretary for Aviva plc and heads the Office of the Chairman. She was appointed to the Group Executive in May 2012 and leads the legal and company secretarial function for Aviva globally.

She is a lawyer and worked in the legal function at Aviva’s legacy companies before leading the property division of General Accident and the group legal function of CGU for eight years. She was formerly deputy group company secretary and legal counsel of Aviva plc. Since her appointment as group general counsel and company secretary she has created Aviva's first global legal leadership team.

Carole Jones

Acting group HR director

(Born June 1960)

Joined Aviva in 1990 and is acting group HR director with responsibility for managing human resources across the Group. She joined the Group Executive in July 2012.

She has been with the Group for more than 20 years, initially as HR manager in the UK Life and General Insurance businesses. In 2006 she was appointed acting human resources director for the Group's Norwich Union Life business in the UK, and in 2008 she relocated to the US where she led the HR function for Aviva's North American region until she returned to the UK as director of HR strategy & organisational development in 2011. She was appointed acting group HR director in July 2012.

John Lister

Group chief risk and capital officer

(Born April 1958)

Joined Aviva in 1986 and is the group chief risk and capital officer. He has overall responsibility for managing capital across Aviva, preparing the business for Solvency II and ensuring that an appropriate risk management framework is in place.

He has more than 25 years’ experience working in the UK Life business. He is an actuary and spent the first nine years of his career in a variety of senior actuarial roles across the UK Life business before becoming its chief actuary in 2005. In 2009 he became finance director of Aviva UK Life, and in April 2012 he was appointed group chief capital officer.

His role was expanded in July 2012 and he became group chief capital and risk officer, with responsibility for the Group’s risk and capital functions, and a member of the Group Executive reporting to Mark Wilson for risk matters and Patrick Regan for capital matters.

Amanda Mackenzie

Chief marketing and communications officer
(Born December 1963)

Joined Aviva in March 2008 and is chief marketing and communications officer with responsibility for all Group marketing, communications and public affairs. She is also the executive sponsor for diversity and inclusion. She joined the Group Executive in 2008.

She oversaw the rebrand of the Group and set up the global marketing and communications function.

She has 25 years of marketing and advertising experience, including director roles at British Airways Airmiles, BT and British Gas. She is a non-executive director at Mothercare plc.

David McMillan

Chief executive officer, Aviva Europe (Born February 1966)

Joined Aviva in November 2002 and is chief executive officer Aviva Europe with accountability for the Group’s businesses in Italy, Lithuania, Poland, Russia, Spain and Turkey. He is also chairman of Aviva France SA. He joined the Group Executive in April 2012.

He was previously group transformation director with responsibility for managing the implementation of Aviva’s strategic plan across the Group, refocusing and optimising the Group’s business portfolio, achieving financial strength, improving performance, and building a high-performance ethic across Aviva.

He was previously chief executive officer, Aviva UK & Ireland General Insurance, chief operating officer for Aviva UK General Insurance, chairman of Aviva Global Services and non-executive director of Aviva Health and began his career with Aviva as director of partnerships (bancassurance).

Prior to joining Aviva, he spent 12 years as director of management consultancy with PricewaterhouseCoopers LLP. His role involved leading projects spanning mergers and acquisitions, retail banking, organisational strategy and change.

Cathryn Riley

Chief operations officer

(Born April 1962)

Joined Aviva in 1996 and is chief operations officer with responsibility for IT, business change and shared services across the Group. She joined the Group Executive in May 2011.

She joined Commercial Union in 1996 and subsequently held a number of senior roles in its successor companies, CGU and Norwich Union. She served as operations director and retail director at Norwich Union and spent seven years in various executive roles within Aviva's UK General Insurance business. She has also previously served as managing director Norwich Union Healthcare, business services director of Norwich Union Life, chief operating officer Aviva UK Life, chief operating officer and chief information officer of Aviva Europe and UK commercial director. She is currently a non-executive director of Equitable Life.

Robin Spencer

Chief executive officer, Aviva UK & Ireland General Insurance

(Born January 1970)

Joined Aviva in 1995 and is chief executive officer, UK & Ireland General Insurance with responsibility for leading Aviva’s largest general insurance business. He joined the Group Executive in January 2010.

He was previously group chief risk officer, chief financial officer and subsequently president and chief executive officer of Aviva Canada. Prior to that, he was global finance transformation director.

He previously worked in Group Finance in London and held a number of senior finance roles with Norwich Union Insurance, including finance director for London & Edinburgh, a subsidiary of Aviva. Prior to joining Aviva, he spent five years with Procter & Gamble in the UK.

Maurice Tulloch

President and chief executive officer, Aviva Canada

(Born March 1969)

Joined Aviva in 1992 and is president and chief executive officer of Aviva Canada with responsibility for the strategic direction and operation of Canada’s second largest property and casualty insurer, and the second largest general insurance operation in the Group. He joined the Group Executive in July 2012.

He was previously executive vice-president and chief operating officer, Aviva Ontario and specialty distribution and previously held several senior management positions in the Group.

He is chair of the Insurance Bureau of Canada (IBC), chair of the Property & Casualty Insurance Compensation Corporation (PACICC) Board, chair of the Insurance Institute of Canada (IIC) Board and a member of the General Insurance Statistical Agency (GISA) Board.

He is a member of IBC’s National Auto Insurance Committee, GISA’s Executive Committee and Statistical Plan Committee, Toronto Financial Services Alliance (TFSA) Leadership Council Committee, and the Financial Services Commission of Ontario (FSCO) CEO Advisory Committee.

Jason Windsor

Chief strategy and development officer (Born August 1972)

Joined Aviva in May 2010 and is the chief strategy and development officer, with additional executive responsibility for overseeing Aviva Investors. He joined the Group Executive in February 2013.

He was formerly chief strategy & planning officer with responsibility for mergers, acquisitions and disposals, the Group’s strategic financial plan and oversight of Aviva’s Investor Relations function.

Prior to joining Aviva, he was managing director in the Financial Institutions Group at Morgan Stanley, with management responsibility for the European asset management sector.

Directors’ report

The directors submit their Annual Report and Accounts for Aviva plc, together with the consolidated financial statements of the Aviva group of companies, for the year ended 31 December 2012.

The Performance Review on pages 1 to 36, the Corporate Responsibility Report on page 63, Shareholder Information on pages 81 to 104 (which includes the risks relating to our business), the Corporate Governance Report on pages 49 to 54, and the Directors’ Remuneration Report on pages 64 to 80 are incorporated into this Directors’ Report by reference and, together with this Directors’ Report constitute the Business Review required under the Companies Act 2006 and the Management Report required under Disclosure and Transparency Rule 4.1.5R. Details of material acquisitions and disposals made by the Group during the year are contained in note 3.

Results

The Group’s results for the year are shown in the consolidated income statement on page 120.

Principal activity

The Company is the holding company of the Aviva plc group of companies (Group) whose principal activities are the provision of general insurance, life assurance, long term savings and fund management services.

Dividends

The directors are recommending a final dividend of 9.00 pence per ordinary share (2011: 16.00 pence), which, together with the interim dividend of 10.00 pence per ordinary share paid on 16 November 2012 (2011:10.00 pence), produces a total dividend for the year of 19.00 pence per ordinary share (2011: 26.00 pence). The total cost of ordinary dividends paid in 2012 was £757 million (2011: £738 million). Subject to shareholder approval at the 2013 Annual General Meeting, the final dividend for 2012 will be paid on 17 May 2013 to all holders of ordinary shares on the Register of Members at the close of business on 22 March 2013 (and approximately five business days later for holders of the Company’s American Depositary Receipts).

Share capital and control

The issued ordinary share capital of the Company was increased by 40,259,323 ordinary shares during the year. 3,335,566 shares were allotted under the Group’s employee share and incentive plans and 36,923,757 shares were allotted under the Aviva Scrip Dividend Scheme for the May 2012 and November 2012 dividends. At 31 December 2012 the issued ordinary share capital totalled 2,945,972,261 shares of 25 pence each and the issued preference share capital totalled 200 million shares of £1 each. Accordingly, the issued and paid-up ordinary share capital constituted 79% of the Company’s total issued share capital and the issued preference share capital constituted 21% of the Company’s total issued share capital at 31 December 2012. All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a Premium and Standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2012 and shares issued during the year are given in notes 26 to 29.

The rights and obligations attaching to the Company’s ordinary shares and preference shares, together with the powers of the Company’s directors, are set out in the Company’s articles of association, copies of which can be obtained from Companies House and the Company’s website at www.aviva.com/investor-relations/corporate-governance/articles-of-association, or by writing to the group company secretary.

With the exception of restrictions on transfer of the ordinary shares under the Company’s employee share incentive plans whilst the shares are subject to the rules of the plans, there are no restrictions on the voting rights attaching to the Company’s ordinary shares or the transfer of securities in the Company.

Where, under an employee share incentive plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised at the discretion of the participants. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions in the transfer of securities or voting rights. Unless expressly specified to the contrary in the articles of association, the articles of association may only be amended by special resolution of the Company’s shareholders in general meeting. There are a number of agreements that take effect, alter or terminate upon a change of control of the Company, such as commercial contracts and joint venture agreements. None are considered to be significant in terms of their potential impact on the business of the Group as a whole. All of the Company’s employee share incentive plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions and pro rata reduction as may be applicable under the rules of the employee share incentive plans.

At the Annual General Meeting (AGM) in 2013, shareholders will be asked to renew the directors’ authority to allot new securities. Details are contained in the 2013 Notice of Annual General Meeting (Notice of AGM).

Authority to purchase own shares

At the Company’s 2012 AGM, shareholders renewed the Company’s authorities to make market purchases of up to 290 million ordinary shares, up to 100 million 8¾% preference shares and up to 100 million 8 3/8% preference shares. These authorities were not used during the year or up to the date of this Report. At the 2013 AGM, shareholders will be asked to renew these authorities for another year and the resolution will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this Report.

Major shareholdings

The table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure and Transparency Rules as at 31 December 2012 and 5 March 2013.

Shareholding interest

	At 31 December 2012		At 5 March 2013
Shareholder	Notified holdings	Nature of holding	Notified holdings	Nature of holding
BlackRock, Inc[1]	5.15%	Indirect	5.15%	Indirect
Legal & General Group plc[2]	3.98%	Direct	3.98%	Direct
AXA S.A.[1]	3.86%	Direct & indirect	3.86%	Direct & indirect
1.	Holding includes holdings of subsidiaries.
2.	Interest held by Legal & General Assurance (Pensions Management) Ltd.

Directors

The directors as at the date of this Report are shown together with their biographical details on pages 40 to 42. During the year and up to the date of this Report, the following Board appointments, resignations and retirements occurred:

Glyn Barker – appointed 27 February 2012

Igal Mayer – resigned 19 April 2012

Leslie Van de Walle – resigned 2 May 2012

Andrew Moss – resigned 8 May 2012

Lord Sharman of Redlynch – retired 30 June 2012

Mary Francis – resigned 3 October 2012

Mark Wilson – appointed 1 December 2012 and became
Group CEO on 1 January 2013

Euleen Goh – resigned 31 December 2012

Sir Adrian Montague – appointed 14 January 2013

Bob Stein – appointed 28 January 2013

Directors’ interests and indemnity arrangements

At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than an indemnity provision between each director and the Company and employment contracts between each executive director and a Group company. There is no arrangement or understanding with any shareholder, customer, supplier, or any other external party, to appoint a director or a member of the Group Executive. The Company has purchased and maintained throughout the year, directors’ and officers’ liability insurance in respect of itself and its directors. The directors also have the benefit of the indemnity provision contained in the Company’s articles of association. The Company has executed deeds of indemnity for the benefit of each director of the Company, and each person who was a director of the Company during the year, in respect of liabilities that may attach to them in their capacity as directors of the Company or of associated companies. These indemnities were granted at different times according to the law in place at the time and where relevant are qualifying third-party indemnity provisions as defined by section 234 of the Companies Act 2006. These indemnities were in force throughout the year and are currently in force. Details of directors’ remuneration, service contracts, employment contracts and interests in the shares of the Company are set out in the Directors’ Remuneration Report.

Financial instruments

Group companies use financial instruments to manage certain types of risks, including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Risk and Capital Management section on pages 33 to 35, the Shareholder Information section on pages 81 to 104 and an indication of the exposure of the Group companies to such risks is contained in note 53 to the consolidated financial statements.

Health and safety

Aviva is committed to providing a safe and healthy working environment for all staff, contractors and anyone who is or may be affected by the business’ undertakings. The Group’s health and safety standard sets out the range of policies, procedures and systems required to manage risks and promote wellbeing. This includes appropriate staff consultation through nominated health and safety representatives. The Group CEO has overall accountability for health and safety across the organisation. Health and safety performance is regularly reviewed through the Corporate Responsibility Committee.

Charitable donations

Aviva takes its corporate citizenship seriously and recognises the role it plays in the communities in which it operates and the role they play in its business. The Group’s flagship community development programme is ‘Street to School’. Further details of this and the Group’s other charitable, community and corporate responsibility initiatives are disclosed in the Corporate Responsibility Report on page 63.

During 2012, £5.7 million was donated to UK-based charities by the Company and its subsidiaries. A total of £8.9 million was donated by the Group world-wide.

Political donations

At the 2012 AGM, shareholders passed a resolution, on a precautionary basis, to authorise the Company to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate. As the authority granted will expire on 9 May 2013, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM. The definitions of political donations and political expenditure used in the Companies Act 2006 are broad in nature and this authority is sought to ensure that any activities undertaken throughout the Group, which could otherwise be construed to fall within these provisions, can be undertaken without inadvertently infringing them. It is not the policy of the Company to make donations to EU political organisations or to incur other political expenditure.

During the year, the Aviva USA Political Action Committee, which is funded solely by voluntary contributions from employees of Aviva USA Corporation (a subsidiary of the Company), made contributions to six candidate campaigns and industry political action committees. The total sum of the donations made was $32,500 and the donations were used to support candidates for nomination and/or election to public office.

Group employees

The Group’s statement on its employees is set out in the Corporate Responsibility Report. In summary, the Group’s commitment to communication and dialogue with employees continues. The existence of a Group-wide intranet enables engagement and communication with employees throughout the Group. It also helps management to share information, ideas and opportunities quickly and to achieve a common awareness on the part of all employees of the financial and economic factors affecting the performance of the Company. A strong emphasis is placed on the provision of news and information through a range of media. Employees have opportunities to voice their opinions and ask questions through intranet sites, question and answer sessions with the Group CEO, via telephone conferencing, opinion surveys and the Group’s Employee Promise Survey which is open to all employees. Face-to-face briefings and team meetings are actively encouraged and are held in business units across the Group. The Group’s businesses in the UK have established employee consultative forums and a European Consultative Forum convenes annually to discuss matters impacting the business across Europe. The Group ensures that involvement of employees in its performance is encouraged by allowing eligible employees in the UK to participate in the Group’s employee share ownership plans.

Employee practice

The Group respects all fundamental human rights and is guided in the conduct of its business by the provisions of the United Nations Universal Declaration of Human Rights and the International Labour Organization core labour standards. The Group also supports the United Nations Global Compact Principles. The Group is committed to providing equal opportunities to all employees, irrespective of their gender, sexual orientation, marital status, race, nationality, ethnic origin, disability, age, religion or union membership status. Aviva is an inclusive employer and values diversity among its employees. These commitments extend to recruitment and selection, training, career development, flexible working arrangements, promotion and performance appraisal.

Creditor payment policy and practice

It is the Group’s policy to pay creditors when they fall due for payment and the Company follows the government endorsed Prompt Payment Code which can be found at www.promptpaymentcode.org.uk. Terms of payment are agreed with suppliers when negotiating each transaction and the policy is to abide by those terms, provided that the suppliers also comply with all relevant terms and conditions. In respect of Group activities in the UK, the amounts due to trade creditors at 31 December 2012 represented 17.9 days of average daily purchases through the year (2011: 22.2 days).

Disclosure of information to the auditor

In accordance with section 418 of the Companies Act 2006, the directors in office at the date of approval of this Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor, PricewaterhouseCoopers LLP (PwC), is unaware and each director has taken all steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that PwC is aware of that information.

Change of auditor

Following a tender process in 2011, PwC was appointed as the Company’s external auditor commencing with the 2012 financial year and its appointment was approved by shareholders at the 2012 AGM. PwC is subject to annual re-election and resolutions on its appointment and seeking authorisation for the directors to set the auditor’s remuneration are included in the Notice of AGM.

Annual General Meeting

The 2013 AGM of the Company will be held on Thursday, 9 May 2013 at the Barbican Centre, Silk Street, London EC2Y 8DS at 11am. The Notice of AGM convening the meeting describes the business to be conducted thereat.

Related party transactions

Details of related party transactions are disclosed in note 56 which is incorporated into this Report by reference.

Value of interests in land

Any difference between market value and the value included in the balance sheet regarding the Group’s interests in land are disclosed in notes 17 and 18 and are incorporated into this Report by reference.

Events after the reporting period

On 8 January 2013 the Company announced its intention to sell the Group’s remaining stake in Delta Lloyd N.V., a Dutch listed insurance company. The sale took place by way of an accelerated book build offering and the Group’s entire remaining holding of 34,288,795 ordinary shares in Delta Lloyd N.V. was sold at a price of €12.65 per share. The sale completed on 14 January 2013.

On 17 January 2013 the Company announced it had agreed to sell the Group’s stake in its Malaysian joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, to Sun Life Assurance Company of Canada for £152 million payable in cash. The deal is subject to regulatory approval and is expected to complete during the first half of 2013.

On 27 February 2013 the Company announced it had agreed to sell Aviva Russia to Blagosostoyanie, a non-state pension fund in Russia, for a consideration of €35 million payable in cash. The sale is subject to approval by the Federal Antimonopoly Service of the Russian Federation and it is expected that the sale will complete during the first half of 2013.

On 8 March 2013 the Company completed the transaction with AIB. Further details can be found in ‘Financial Statements – IFRS – note 3 – Subsidiaries’.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance Review. The Performance Review is set out on pages 1 to 36 and includes the Risk and Capital Management section on pages 33 to 35. In addition, the financial statements sections include notes on the Group’s borrowings (note 45); its contingent liabilities and other risk factors (note 48); its capital structure and position (note 50); management of its risks including market, credit and liquidity risk (note 53); and derivative financial instruments (note 54).

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

Directors’ responsibilities

The directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing these financial statements, the directors are required to:

■	Select suitable accounting policies and then apply them consistently;
■	Make judgements and accounting estimates that are reasonable and prudent;
■	State whether applicable IFRS as adopted by the European Union have been followed, subject to any material departures disclosed and explained in the financial statements; and
■	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

Each of the directors listed on pages 40 to 42 confirm that, to the best of their knowledge:

■	The Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit/(loss) of the Group; and
■	The Directors’ Report and the Management Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By order of the Board on 6 March 2013.

Mark Wilson	Patrick Regan
Group chief executive officer	Chief financial officer

Corporate governance report

This Report sets out the role and activities of the Board, its effectiveness, and how the Group is governed. The Board’s role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board believes that a strong system of governance is essential to help the business run smoothly and aid effective decision making in order to support the achievement of the Group’s objectives.

The UK Corporate Governance Code

As a UK listed company, Aviva seeks to comply with the UK Corporate Governance Code 2010 (the Code). An amended version of the Code was issued in September 2012 which is applicable to companies with a UK premium listing with financial years beginning on or after 1 October 2012; the Company will report on its compliance with the 2012 version of the Code in its 2013 Annual Report and Accounts.

It is the Board’s view that the Company has been fully compliant throughout the accounting period with the relevant provisions of the Code with the exception of the following:

■	Provision A.2.1 states that the roles of chairman and chief executive should not be exercised by the same individual and provision A.3.1 states that the chairman should be independent on appointment to the Board. John McFarlane joined the Board as chairman designate in 2011 with the intention that he would take over the chairmanship of the Company on the retirement of Lord Sharman in June 2012. However, due to the unforeseen departure of Andrew Moss in May 2012, the Board asked John McFarlane to take on executive responsibility for running the Company in the interim period until a new Group CEO was appointed. As a result from 1 July 2012 until 1 January 2013 John McFarlane acted as executive chairman. He became non-executive chairman on 1 January 2013 on the appointment of Mark Wilson as Group CEO. The Board believes that this non-compliance with the Code was justified in the circumstances given the timing of Andrew Moss’ departure and the need to ensure the continued effective operation of the Company until a new Group CEO could be identified and appointed. The Board was satisfied that there was a sufficient balance between executive and non-executive directors on the Board during this period to ensure that no one individual had unfettered decision-making powers.
■	Provision E.1.1 states that the senior independent director should attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders. Whilst Richard Goeltz did not meet with major shareholders during 2012, throughout the year John McFarlane and, separately, the chairman of the Remuneration Committee, undertook a programme of meetings with major shareholders to take soundings regarding the Company and to understand their concerns.

Further details of how the Company has applied the Code principles and complied with its provisions are set out in this Report, the Reports of each Board Committee and the Directors’ Remuneration Report.

Further information on the Code can be found on the Financial Reporting Council’s website at www.frc.org.uk.

The Board

The Board is responsible to shareholders for promoting the long term success of the Company and, in particular, for setting the Group’s strategic aims, monitoring management’s performance against the strategic aims, setting the Group’s risk appetite, ensuring the Group is adequately resourced and ensuring that effective controls are in place in the business. The Board also sets the values and the culture of the Group and has a duty to protect the interests of policyholders.

The specific duties of the Board are clearly set out in its terms of reference which address a wide range of corporate governance issues and lists those items that are specifically reserved for decision by the Board. Matters requiring Board approval include:

■	Group strategy and business plans;
■	Financial reporting and controls, capital structure and dividend policy;
■	Group risk appetite and framework;
■	Corporate governance;
■	Remuneration policy;
■	Significant transactions and expenditure; and
■	Other matters (e.g. appointment and removal of the group company secretary and chief risk and capital officer, Board and Committee succession planning and the constitution of Board Committees).

The Board’s terms of reference also set out those matters that must be reported to the Board, such as senior leadership changes, significant litigation or material regulatory breaches, and cover how matters requiring consideration by the Board that arise between scheduled meetings should be dealt with.

The directors

As at the date of this Report the Board comprises the chairman, Group CEO, two further executive directors and eight independent non-executive directors. The following charts show the balance of the Board between executive and non-executive representation, length of tenure and the diversity of the Board in terms of gender and nationality.

The Board’s policy is to appoint and retain non-executive directors who can apply their wider business knowledge and experiences to their understanding of the Aviva Group, and to review and refresh regularly the skills of the Board. In line with Code requirements regarding the independence of non-executive directors, several non-executive directors, including the chairman, retired in 2012 or are due to retire in 2013. The Report of the Nomination Committee sets out the work carried out during the year on succession planning which culminated in the appointment of Sir Adrian Montague and Bob Stein as non-executive directors in January 2013 and Mark Wilson joining the Board in December 2012 and becoming Group CEO on 1 January 2013.

It is the Board’s view that independent non-executive directors need to be able to present objective, rigorous and constructive challenge to management, drawing on their wider experiences to question assumptions and viewpoints and where necessary defend a given position. The independent non-executive directors should also assist management in the development of the Company’s strategy. To be effective, an independent director needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. Having considered the matter carefully, the Board is of the opinion that all of the current non-executive directors are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Accordingly, over half of the Board members, excluding the chairman, are independent non-executive directors. All of the current directors that served during 2012 were subject to a formal performance evaluation during 2012 except Mark Wilson as he only joined the Board in December 2012. Non-executive directors who had served on the Board for more than six years were subject to a particularly rigorous review of their independence. As at the date of this Report, Richard Goeltz and Russell Walls have served on the Board for more than six years and they will both be retiring from the Board on 8 May 2013 having completed nine years of service. Biographical details including a summary of the skills and experience the directors bring to the Board are set out on pages 40 to 42.

Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively. On average, directors spend at least 41 days a year on Company business, with the chairmen of the Audit, Risk and Remuneration Committees spending substantially more.

The chairman and Group CEO

Role profiles are in place for the chairman and Group CEO which clearly set out the duties of each role. The chairman’s priority is leadership of the Board and ensuring its effectiveness; the Group CEO’s priority is the management of the Group. The Board has delegated the day-to-day running of the Group to the Group CEO within certain limits, above which matters must be escalated to the Board for consideration and approval. As noted above, the roles of chairman and Group CEO were combined and undertaken by John McFarlane prior to the 2013 AGM until the end of the year. The Board agrees with the principle in the Code requiring these roles to be carried out by separate individuals. However, due to unforeseen circumstances during the year the Board unanimously agreed that it was in the best interests of the Company for the benefit of its shareholders to combine the roles for a short period until a new Group CEO could be recruited. From 1 January 2013 the roles are no longer combined.

Senior independent director

Richard Goeltz has served as the senior independent director since January 2009 and as an independent non-executive director for nearly nine years. Sir Adrian Montague will take over this role on 8 May 2013 when Richard Goeltz retires from the Board. The role of the senior independent director is to provide a sounding board for the chairman, to serve as an intermediary for the other directors where necessary and to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. During the year, the non-executive directors, led by Richard Goeltz, have met twice without the chairman present and he led the review of the chairman’s performance during the year.

Board activities during 2012

The work of the Board follows an agreed annual work plan and principally falls under six main areas. The following chart shows how the Board allocated its time during 2012.

The Board monitored the performance of the Group and its compliance with the governance framework described below through regular:

■	Group CEO reports highlighting issues such as strategic planning and execution; updates on ongoing corporate transactions; financial forecasts and results; the Group’s vision and values; the external environment; personnel changes and market and competitor developments;
■	Chief financial officer reports on a range of issues including financial results and forecasts; capital; operational performance; strategic initiatives; pensions funding deficit; investor relations and rating agency updates; risk appetite; corporate transactions and progress against Solvency II;
■	Reports and recommendations from each Board Committee; and
■	Reports from business units and functions.
50

As part of its annual work plan, the Board reviewed and approved all financial results announcements, the Annual Report and Accounts, the operational plan and dividend payments; considered succession plans for the Board and Group Executive; approved all changes to the composition of the Board and its Committees; reviewed the performance of the group chief executive; received regular updates on progress against strategy; considered personnel issues including the results of the annual employee promise survey; and reviewed public policy trends.

In addition, the Board undertook the following specific activities during the year:

■	Agreed a revised strategic plan to narrow the focus of the Group, build financial strength and improve financial performance;
■	Approved the Group transformation project to implement the revised strategic plan;
■	Appointed PwC as the Company’s auditor following a tender process;
■	Approved the sale of Aviva USA Corporation;
■	Approved a further sale of Aviva’s stake in Delta Lloyd N.V.;
■	Approved the issue of Tier 1 hybrid debt;
■	Approved the project to merge the Group’s Irish General Insurance business into the UK General Insurance business;
■	Reviewed the progress of the project to reorganise and flatten the Group’s legal entity structure; and
■	Considered and approved a new IT strategy.

The Board held one meeting in France during the year to gain a deeper understanding of the operations of the French business.

Board effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation each year in order to assess how well the Board, its Committees, the directors and the chairman are performing. The aim is to improve the effectiveness of the Board and its Committees and the Group’s overall performance. The evaluation process for 2012 was led by the chairman and supported by the group company secretary. For a number of years the Board effectiveness review had been facilitated by external consultants. However, given the number of changes to the composition of the Board during the year the chairman considered that it would be more appropriate to carry out the 2012 effectiveness review internally using questionnaires tailored to the Board and each Committee. The results were discussed by the Board and each of the Committees and actions agreed. The review focused on the effective operation of the Board and each Committee, the effective use of meeting time, the appropriateness of the balance of skills, knowledge and experience of the Committee members, and identified key areas of focus for the Board and each Committee for 2013. Overall, the directors concluded that the Board and its Committees operated effectively and agreed that the issues identified for action or improvement in previous reviews had been implemented or addressed during the year. Areas identified for greater Board focus in 2013 included allocating a greater proportion of time to in-depth discussions of the markets in which the Group operates and their competitive positions and re-focusing strategy discussions towards the Group’s long-term strategy, as well as continuing to monitor the Group’s capital and liquidity position. The focus of the Board Committees in 2013 are detailed in each Committee’s Report.

The review of the performance of the chairman, led by the senior independent director, concluded that the chairman continued to lead the Board effectively and had been instrumental in the progress which the Company and the Group had made during the year to deliver the Group’s strategy.

The chairman assessed the performance of the executive directors in their capacity as directors of the Company and also assessed the performance of the non-executive directors. To assess the executive directors in respect of their executive duties a separate process was carried out by the chairman measuring performance against each executive director’s role objectives.

The chairman concluded that each director contributes effectively and demonstrates full commitment to his/her duties.

Induction, training and development

The Board believes strongly in the development of all of its employees and directors and it is a requirement of each director’s appointment that they commit to continuing their development.

During the year, directors attended a number of internal courses, including on Solvency II, the Internal Model approval process and how rating agencies rate insurance companies. Training sessions have also been built into the Board’s and Committees’ work plans for 2013.

The Board has a comprehensive induction programme for new executive and non-executive directors which is tailored to their particular needs and which consists of several separate training sessions over a number of months. These include presentations from key members of senior management, visits to the Group’s main operating businesses and functions, and meetings with the external auditor and one of the Company’s corporate brokers. Further or follow-up meetings are arranged where a director requires a deeper understanding on a particular issue. All new directors also receive induction materials which includes the current strategic and operational plan, recent Board and Committee minutes and meeting packs, organisational structure charts, role profiles, a history of the Group, and relevant policies, procedures and governance material.

Directors’ attendance

The Company requires directors to attend all meetings of the Board and the Committees on which they serve and to devote sufficient time to the Company in order to perform their duties. The attendance of the directors at the Board meetings held in 2012 is shown in the table below and the attendance at Committee meetings is shown in the Committee reports.

Board attendance 2012

Director	Number of meetings attended	Percentage attendance[1]
Glyn Barker (appointed 27 February 2012)	11	79%[2]
Mary Francis (retired 3 October 2012)	9	90%[2]
Richard Karl Goeltz	15	100%
Euleen Goh (retired 31 December 2012)	15	100%
Michael Hawker	14	93%[2]
Gay Huey Evans	15	100%
John McFarlane	14	93%[2]
Trevor Matthews	14	93%[2]
Igal Mayer (resigned 19 April 2012)	2	50%[2]
Andrew Moss (resigned 8 May 2012)	5	71%[2]
Patrick Regan	14	93%[2]
Lord Sharman (retired 30 June 2012)	8	100%
Leslie Van de Walle (retired 2 May 2012)	3	60%[2]
Russell Walls	15	100%
Scott Wheway	14	93%[2]
Mark Wilson (appointed 1 December 2012)	2	100%
1	This shows the percentage of meetings which the director attended during the year whilst a member of the Board.
2	The director was unable to attend Board meeting(s) due to prior commitments and the meetings being called at short notice or where a conflict of interest prevented the director from taking part in the meeting.

During 2012, there were fifteen Board meetings held, of which, eight were scheduled Board meetings and seven were additional Board meetings called at short notice. In addition the Board delegated responsibility for certain items, such as giving final approval to proposals broadly agreed by the full Board, to specially created sub-Committees of the Board which met seven times during 2012.

The chairman and the non-executive directors met several times in the absence of the executive directors and the non-executive directors met in the absence of the chairman, including one meeting chaired by the senior independent director to appraise the chairman’s performance.

Conflicts of interest

In line with the Companies Act 2006, the Company’s articles of association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider in good faith will be most likely to promote the Company’s success. The Board’s procedure to regularly review and approve actual and potential conflicts of interest as they arise and prior to the appointment of new directors operated effectively during the year.

Governance structure

The Board is responsible for promoting the long term success of the Company for the benefit of shareholders. This includes ensuring that an appropriate system of governance is in place throughout the Group. To discharge this responsibility, the Board has established frameworks for risk management and internal control using a ‘three lines of defence’ model and reserves to itself the setting of the Group’s risk appetite. In-depth monitoring of the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations is delegated to the Audit Committee and the Risk Committee which report regularly to the Board. However, the Board retains ultimate responsibility for the Company’s systems of internal control and risk management and their effectiveness. These frameworks play a key role in the management of risks that may impact the fulfilment of the Board’s objectives. They are designed to identify and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or losses. These frameworks are regularly reviewed and comply with the Turnbull Guidance (Internal Control: Revised Guidance for Directors).

Risk Management Framework

The Risk Management Framework (RMF) is designed to identify, measure, manage, monitor and report significant risks to the achievement of business objectives and is embedded throughout the Group. It is codified through risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group’s world-wide operations. Further details on procedures for the management of risks are given in note 53.

Internal controls

Internal controls facilitate effective and efficient business operations, the development of robust and reliable internal reporting and compliance with laws and regulations.

A Group Reporting Manual including International Financial Reporting Standards (IFRS) requirements and a Financial Reporting Control Framework (FRCF) are in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with IFRS and with the requirements of the Sarbanes-Oxley Act of 2002. The FRCF process follows a risk-based approach, with management identification, assessment (documentation and testing), remediation (as required), reporting and certification over key financial reporting-related controls.

The Board has delegated to the Group CEO the day-to-day management of the Company and approval of specific issues up to set financial limits including limits on revenue and capital expenditure, reinsurance spend and the settlement of claims. In turn the Group CEO has delegated some of his authority to his direct reports. There is a similar delegated authority framework in place throughout the Group.

First line

Management are responsible for the application of the RMF, for implementing and monitoring the operation of the system of internal control and for providing assurance to the Audit Committee, the Risk Committee and the Board.

The Group Executive members and each business unit chief executive officer are responsible for the implementation of group strategies, plans and policies, the monitoring of operational and financial performance, the assessment and control of financial, business and operational risks and the maintenance and ongoing development of a robust control framework and environment in their areas of responsibility.

The chief financial officer has established the Asset Liability Committee (ALCO) which assists him in discharging his responsibilities in relation to management of the Group’s balance sheet within risk appetite and to provide financial risk management oversight. This includes recommending financial and insurance risk appetites and limit frameworks, evaluating the asset and liability impact of strategies and business plans, financial risk oversight, monitoring and management of the Group’s capital and liquidity position, transaction risk oversight, stress and scenario testing, and identification of emerging financial risks.

Management regularly undertakes quality assurance procedures over the application of the FRCF process and FRCF controls. The results of the FRCF process are signed off by business unit chief executives and chief financial officers and FRCF compliance is reported up to the Disclosure Committee and the Audit Committee.

The Disclosure Committee is chaired by the chief financial officer and reports to the Audit Committee. It oversees the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports, including the consolidated financial statements.

Second line

The Risk function is accountable for the quantitative and qualitative oversight and challenge of the identification, measurement, monitoring and reporting of significant risks and for developing the RMF.

As the business responds to changing market conditions and customer needs, the Risk function regularly monitors the appropriateness of the Company’s risk policies and the RMF to ensure they remain up to date. This helps to provide assurance to the various risk oversight committees that there are appropriate controls in place for all core business activities, and that the processes for managing risk are understood and followed consistently across the Group.

To assist with the execution of his duties the chief risk and capital officer has established the Operational Risk and Reputation Committee (ORRC) which oversees operational risks and reputation impacts arising from activities across the Group. It oversees the operational risk elements of the implementation and maintenance of the risk policies and business standards, the Group’s adherence to the Operational Risk Policy, and the adequacy and implementation of the RMF throughout the Group.

Third line

The Internal Audit function provides independent and objective assessment on the robustness of the RMF and the appropriateness and effectiveness of internal control to the Audit and Risk Committees, business unit audit committees and the Board. Further information on the activities of the Internal Audit function is contained within the Audit Committee Report.

Board oversight

The Risk Committee assists the Board in its oversight of risk and risk management across the Group and makes recommendations on risk appetite to the Board. The responsibilities and activities of the Risk Committee are set out in the Risk Committee Report on pages 60 to 62.

The Audit Committee, working closely with the Risk Committee, is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company’s financial statements, the effectiveness of the system of internal financial controls and for monitoring the effectiveness, performance and objectivity of the internal and external auditors. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 57 to 59.

Both the Audit and Risk Committees report regularly to the Board on their activities and make recommendations and escalate significant risk exposures to the Board as appropriate. They ensure that mitigating actions are taken when risks are, or are expected to move, out of appetite.

The chart below shows the Board and Committee structure that oversees the Company’s frameworks for risk management and internal control.

Further details on procedures for the management of risk operated by the Group are given in note 53.

Effectiveness of controls

To support an assessment of the effectiveness of the Group’s governance, internal control and risk management systems, the chief executive officer of each business unit is required to certify that:

■	There are sound risk management and internal control systems that are effective and fit for purpose in place across the business; and
■	Material existing or emerging risks within the business have been identified and assessed and the business operates in a manner which conforms to the minimum requirements outlined in Group risk policies and business standards.

The chief risk officer of each business unit must certify that:

■	The Risk function has reviewed and challenged the process supporting the business unit chief executive officer’s certification, and is satisfied that it can provide reasonable assurance of the material accuracy and completeness of the business unit chief executive officer’s assessment; and
■	No material gaps exist in the RMF, as it applies to the business unit.

Any material risks not previously identified, control weaknesses or non-compliance with the Group’s risk policies and business standards or local delegations of authority, must be highlighted as part of this process. This is then supplemented by investigations carried out at Group level and ultimately a Group CEO and group chief risk and capital officer certification for Aviva plc. In respect of 2012 and in view of the recent start of the Group CEO, the certification was made by the chief financial officer instead of the Group CEO. The effectiveness assessment also draws on the regular cycle of assurance activity carried out during the year.

The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last reviewed the effectiveness of the systems of internal control and risk management in March 2013, covering all material controls, including financial, operational and compliance controls and the risk management framework and processes.

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

The Group has an ongoing programme of dialogue and meetings between the executive directors and institutional investors, fund managers and analysts managed by the Company’s Investor Relations function. At these meetings a wide range of relevant issues including strategy, performance, management, remuneration and governance are discussed within the constraints of information already made public, to understand any issues of concern to investors.

During the year, the chairman and the chairman of the Remuneration Committee met with the Company’s major institutional investors. In addition, the senior independent director was available to meet with major investors to discuss any areas of concern that could not be resolved through normal channels of investor communication. In 2012 the Board, through the Remuneration Committee chairman, consulted with institutional investors on executive remuneration.

The Company’s AGM provides a valuable opportunity for the Board to communicate with private shareholders. There is a dedicated email address and a query facility on the Company’s website which shareholders can use to ask questions on the business of the AGM. The details of these are highlighted in the shareholder information section of the Notice of AGM. A presentation on the Group’s performance is given at the AGM and made available on the website after the meeting at www.aviva.com/agm. Whenever possible, all directors attend the AGM and shareholders are invited to ask questions related to the business of the meeting during the meeting and have an opportunity to meet with the directors following the conclusion of the meeting. All the directors on the Board at the time of the 2012 AGM attended the meeting.

New York Stock Exchange listing requirements

The Company’s ordinary shares are admitted to the New York Stock Exchange (NYSE) and are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and NYSE corporate governance rules applicable to US companies listed on NYSE. These differences are summarised below together with Aviva’s approach to compliance:

NYSE Listing Rules	UK Corporate Governance Code	Aviva approach
Independence criteria for directors
Independent directors must form the majority of the board of directors. A director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company. NYSE rules prescribe a list of specific factors and tests that US companies must use for determining independence.	At least half the Board, excluding the chairman, should comprise independent non-executive directors, as determined by the Board. The Code sets out its own criteria that may be relevant to the independence determination, but the Board is permitted to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.	The majority of the Board comprises independent non-executive directors who are deemed independent under the Code.
Non-executive director meetings
Non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors.	The chairman should hold meetings with the non-executive directors without the executive directors present.	The independent non-executive directors meet without executive directors present at least once annually.
Committees
US companies are required to have a nominating/corporate governance committee. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles.	The Company is required to have a nomination committee but not a corporate governance committee.	The Company has a Nomination Committee. The Board as a whole is responsible for the corporate governance of the Group and oversees this through reports to the Board and its Committees.
Code of business conduct and ethics
Companies are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Not required under the Code.	The Company has adopted a Business Ethics Code to which all employees are bound and a Code of Ethics for senior management, to comply with the Sarbanes-Oxley Act of 2002.
Shareholder approval of equity-compensation plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and ‘material revisions’ to those plans, with limited exceptions. Detailed definitions of ‘material revisions’ are provided by NYSE.	Shareholder approval is necessary for certain equity-compensation plans and ‘significant changes’ thereto, subject to certain exceptions. The Code does not provide a detailed definition or explanation of what are considered to be ‘significant changes’.	All new equity-compensation plans or amendments to existing plans that are required to be approved by shareholders under the Code are put to shareholders for approval.

By order of the Board

John McFarlane

Chairman

6 March 2013

Nomination Committee report

This Report provides details of the role of the Nomination Committee and the work it has undertaken during the year.

Committee role and responsibilities

The Board strongly believes that good governance and strong, responsible, balanced leadership by the Board are critical to creating long-term shareholder value and business success. The Committee assists the Board by regularly reviewing the composition of the Board and conducting a rigorous and transparent process when recommending or renewing the appointment of directors to the Board. The key responsibilities of the Committee are to:

■	Evaluate and review the balance of skills, knowledge, and experience of the Board, taking into account the Company’s risk appetite and strategy;
■	Monitor succession plans for the appointment of non-executive directors, the group chief executive and other executive directors to the Board;
■	Identify and nominate suitable candidates for appointment to the Board, including chairmanship of the Board and its Committees, against a specification of the role and capabilities required for the appointment;
■	Assess the independence of each of the non-executive directors;
■	Assess directors’ conflicts of interest as they arise;
■	Review the external interests and time commitments of the directors to ensure that each has sufficient time to undertake his/her duties to the Company; and
■	Approve a report on the Committee’s activities for inclusion in the Company’s Annual Report and Accounts.

The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance

As at the date of this Report, the Committee comprises the chairman and all the Company’s independent non-executive directors. Prior to leaving the Group, Andrew Moss was also a member of the Committee. The table below shows the Committee members during the year and their attendance at Committee meetings:

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
John McFarlane (Chairman)[2]	6	100%
Lord Sharman[3]	1	50%
Glyn Barker[4]	4	100%
Mary Francis[5]	3	75%
Richard Karl Goeltz	6	100%
Euleen Goh[4]	4	100%
Michael Hawker[4]	4	100%
Gay Huey Evans[4]	4	100%
Andrew Moss[6]	1	50%
Russell Walls	6	100%
Scott Wheway[4]	4	100%
1.	This shows the percentage of meetings which the Committee member attended during the year whilst a member of the Committee. A number of Committee members could not attend meetings called at short notice or where they had a conflict of interest.
2.	Attended all meetings, became chairman of the Committee on 1 July 2012.
3.	Lord Sharman retired from the Board and as chairman of the Committee on 30 June 2012.
4.	Appointed to the Committee on 1 July 2012.
5.	Resigned on 3 October 2012.
6.	Resigned on 8 May 2012. The Committee notes that the UK Corporate Governance Code does not preclude the group chief executive from membership of the Committee.

The Committee met on six occasions in 2012, of which three were scheduled meetings and three were additional meetings called at short notice. The group company secretary acts as the secretary to the Committee. Members of the Committee took no part in any discussions concerning their own circumstances. The chairman of the Committee reported to meetings of the Board on the Committee’s work and the Board receives a copy of the agenda and the minutes of each meeting of the Committee.

Committee activities during 2012

During 2012 the Committee was principally focused on two particular issues: identifying the successor for the group chief executive and the recruitment of new non-executive directors as part of the continual cycle to refresh the Board and maintain an appropriate balance of skills, knowledge and experience. These issues are discussed in detail below. The chart below shows how the Committee allocated its time during 2012.

Group chief executive officer search

The Committee led the process for the recruitment of a new group chief executive following the departure of Andrew Moss in May 2012. The Committee approved the search brief and engaged Spencer Stuart to identify suitable candidates. The brief included finding candidates with strong insurance experience, a track record of running large global organisations, and the skills and leadership qualities to unite and motivate the Group’s employees and to embed a high-performance culture.

A shortlist of candidates were interviewed by the chairman, the senior independent director and two non-executive directors. The preferred candidates met with all non-executive directors and the successful candidate met with the Financial Services Authority (FSA). The Remuneration Committee led on the development of an appropriate remuneration package for the role and approved the final package to be offered to the successful candidate. Both the Remuneration and Nomination Committees were mindful of shareholder views when considering the remuneration package for the role. Having considered all the skills, experience and personal attributes of the preferred candidates, the Committee recommended Mark Wilson be appointed to the role and to the Board. The Board appointed Mark Wilson as a director with effect from 1 December 2012 and as Group CEO from 1 January 2013. He has extensive experience in leading major international insurance companies across life insurance, general insurance and asset management. Spencer Stuart does not have any other connection with the Company.

Non-executive director search

As part of the continual cycle to refresh the Board, the Committee led the process to recruit two new non-executive directors to succeed Richard Goeltz and Russell Walls who will both retire from the Board, having completed nine years of service, on 8 May 2013. The Committee engaged The Zygos Partnership to identify suitable candidates. The Committee prepared comprehensive candidate search briefs with an emphasis on finding a candidate who could become the next senior independent director and a candidate with strong life assurance experience. Shortlisted candidates were interviewed by the chairman, the senior independent director and two non-executive directors and, additionally, executive and non-executive directors met with the preferred candidates. Following FSA approval, the Board accepted the Committee’s recommendations and appointed Sir Adrian Montague and Bob Stein as non-executive directors on 14 and 28 January 2013 respectively.

The Committee further recommended to the Board that Sir Adrian Montague be appointed as senior independent director prior to the 2013 AGM to succeed Richard Goeltz. The Committee believes that Sir Adrian has the requisite skills and experience to be an effective senior independent director. The Committee has also recommended that Glyn Barker be appointed as chairman of the Audit Committee to succeed Russell Walls prior to the 2013 AGM. Glyn Barker was formerly vice-president, UK of PwC and has a deep understanding of accounting and regulatory issues together with in-depth transactional and assurance experience. In his role at PwC he did not carry out external audit work for the Company and the Committee is satisfied that his former connection to PwC does not compromise the external auditor’s independence.

The Zygos Partnership has no other connection with the Company.

Diversity

The Committee strongly believes that diversity throughout the Group and at Board and senior management level is a driver of business success. Diversity brings a broader, more rounded perspective to decision making and risk management, making the Board and senior management more effective. During the year, candidate searches were conducted and Board appointments were made, on merit, against the criteria identified by the Committee having regard to the benefits of diversity on the Board, including gender.

However, with the retirement of Euleen Goh and Mary Francis during the year to concentrate on other commitments the Board currently only has one female non-executive director, representing 10% of the Board. In its last report the Committee stated that it intends to maintain a minimum of 25% female representation on the Board by the end of 2013. The Company remains committed to having a diverse Board in terms of gender as well as diversity of experience, skills and knowledge, background and nationality. Recruitment of additional non-executive directors is ongoing and the Committee is taking diversity into account in the selection process. At the date of this Report, 29% (2011: 18%) of Group Executive members and 21% (2011: 20%) of senior executives in the Company were female. It is the Company’s intention to increase this number as it is recognised that a higher number of women in senior management will create a stronger talent pipeline and is better for business.

Other activities

During the year the Committee recommended Committee composition changes to the Board and has been involved in the ongoing process to recruit a new chief executive officer for Aviva Investors and a new group HR director. The Committee also reviewed the independence of each non-executive director, all directors’ conflicts of interest and the balance of skills, knowledge, experience and diversity on the Board prior to recommending directors’ re-election at the AGM. Following consideration of these issues the Committee recommended the election or re-election of each director standing for election or re-election at the 2013 AGM.

Committee performance and effectiveness

The Board undertook an annual review of the Committee’s performance and effectiveness and the results of the review will be incorporated into the Committee’s processes and activities for 2013.

Nomination Committee Report

This Nomination Committee Report was reviewed and approved by the Board on 6 March 2013.

John McFarlane

Chairman, Nomination Committee

Audit Committee report

This Report provides details of the role of the Audit Committee and the work it has undertaken during the year.

Committee role and responsibilities

The purpose of the Committee is to assist the Board in discharging its responsibilities for monitoring the integrity of the Group’s financial statements, assessing the effectiveness of the Group’s system of internal controls and monitoring the effectiveness, independence and objectivity of the internal and external auditors. Whilst the Board as a whole has a duty to act in the best interests of the Company, the Committee has a particular role, acting independently of management, to ensure that the interests of shareholders are properly protected in relation to financial reporting and the effectiveness of the Group’s systems of financial internal controls. The key responsibilities of the Committee are to:

■	Review the significant issues and judgements of management, and the methodology and assumptions used in relation to the Group’s financial statements and formal announcements on the Group’s financial performance including the reserving position relating to the Group’s life assurance and general insurance operations;
■	Review the Group’s going concern assumptions;
■	Assess the effectiveness of the Group’s system of internal controls, including financial reporting, financial controls and the Internal Audit function;
■	Consider and review the performance of the chief audit officer, and agree with management his effectiveness and his remuneration;
■	Consider and make recommendations to the Board on the appointment, reappointment, dismissal or resignation and remuneration of the external auditor; and
■	Assess the independence and objectivity of the external auditor and approve and monitor the application of the external auditor business standard.

In preparation for the new Code requirement that will apply to Aviva during the 2013 reporting period, revised terms of reference for the Committee were adopted in January 2013.

The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance

The Committee comprises independent non-executive directors only. The table below shows the Committee members during the year and their attendance at Committee meetings:

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Russell Walls (Chairman)	13	100%
Glyn Barker[2]	3	75%
Mary Francis[3]	9	90%
Richard Karl Goeltz	12	92%
Euleen Goh[4]	12	92%
Michael Hawker	12	92%
1.	This shows the percentage of meetings which the Committee member attended during the year whilst a member .of the Committee. A number of the Committee members were unable to attend meetings called at short notice.
2.	Appointed to the Committee on 8 August 2012.
3.	Resigned from the Board and the Committee on 3 October 2012.
4.	Resigned from the Board and the Committee on 31 December 2012.

The Committee met on thirteen occasions in 2012, of which two meetings were called at short notice. Two of the meetings were held jointly with the Risk Committee to focus on the business of Aviva France and the Group’s capital and liquidity position, and five of the meetings were held in relation to the Group’s financial results only. Training and information sessions were held during the year on the Group tax and treasury functions and the integrated assurance framework. The group company secretary acts as the secretary to the Committee.

The chairman, Group CEO, chief financial officer, chief audit officer and the external auditor normally attended Committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. The Committee regularly held private sessions to discuss issues to be raised with management in the main meeting, and met separately with senior management, with the chief audit officer without management present and with the external auditor without management present during the year. The Committee chairman held regular meetings with management and the chief audit officer, and with the external audit partner to ensure he was aware of issues that needed to be raised at the Committee. The Committee chairman reported to subsequent Board meetings on the Committee’s work and the Board received copies of the agenda and minutes of each Committee meeting.

In performing its duties, the Committee had access to the services of the chief audit officer, the group company secretary, senior financial management and external professional advisers.

Committee expertise

The Committee members have significant financial experience and expertise.

Russell Walls, a Fellow Chartered Certified Accountant, is former group finance director of BAA plc, Wellcome plc and Coats Viyella plc. Richard Goeltz is a former chief financial officer of American Express Company and NatWest Group plc and a former member of the Accounting Standards Board.

Glyn Barker is a chartered accountant and has held a number of senior positions at PwC where, most recently, he was UK vice chairman. Michael Hawker, a Senior Fellow of the Financial Services Institute of Australasia, is a former chief executive officer and managing director of Insurance Australia Group.

The Board is satisfied that each of the current Committee members has recent and relevant financial experience and also meets US requirements to be an audit committee financial expert.

Glyn Barker will succeed Russell Walls as Committee chairman on 8 May 2013. As former vice-chairman of PwC, Glyn Barker has a recent connection with the Group’s current auditor. However, he did not perform any audit work and had no responsibility for the audit business of PwC. PwC has concluded that Glyn Barker was not in the chain of command for the audit engagement team in the two years prior to his retirement, and has confirmed that he does not have any significant ongoing financial connection with the firm with respect to his pension arrangements. As he retired from PwC before PwC was appointed as the Company’s auditor and as he complies with the rules of the US Securities and Exchange Commission and the Auditing Practices Board’s Ethical Standards on auditor independence the Committee is satisfied that PwC is independent of the Company.

Committee activities during 2012

The work of the Committee followed an agreed annual work plan and principally fell under four main areas: financial statements and accounting policies, internal controls, the oversight of the internal audit function and the oversight of external audit. The Committee’s work in each of these areas is described below. The group company secretary assisted the Committee chairman in planning the Committee’s work, and ensured that the Committee received information and papers in a timely manner. The chart on the next page shows how the Committee allocated its time during 2012.

Financial statements and accounting policies

In conjunction with members of management and the internal and external auditors, the Committee reviewed the Group’s financial announcements, including the Annual Report and Accounts and associated documentation, the half year results and the interim management statements, and the going concern statement in relation to the Annual Report and Accounts. The Committee placed particular emphasis on their fair presentation and the reasonableness of the judgement factors and appropriateness of significant accounting policies used in their preparation.

During the year, the Committee considered the treatment of various assets in the Group’s accounts and the accounting assumptions applied to the results, including the reclassification of Delta Lloyd from an associate to an investment following a further disposal of the Group’s holding in Delta Lloyd; the ‘held for sale’ classification of Aviva’s US business; the impairment assumptions for the US business and the Group’s Spanish bancassurance joint ventures; and the impact of unwinding the Irish joint venture arrangements with Allied Irish Bank. A number of new accounting standards were issued by the International Accounting Standards Board at the end of 2011 which become effective in 2013 and the Committee monitored the action taken by management to ensure compliance with the new standards. The Committee also considered the changes to the Code and associated guidance relating to audit committees and the Committee’s Report in the 2013 Annual Report and Accounts will include disclosure of the significant issues it has considered in relation to the Group’s financial statements. During the year the Committee also received reports on the adequacy of the Group’s life assurance and general insurance reserves, reviewed the audit representation letters prior to signature on behalf of the Board to ensure that the information provided to the external auditor was complete and appropriate and monitored management’s responsiveness to the external auditor’s findings and recommendations.

Internal control

During the year the Committee received quarterly updates on the effectiveness of the Group’s financial reporting control framework and discussed rectification of any deficiencies in controls. In that respect, the Committee focused on the work by management to improve the internal control framework in Aviva Investors, where a new controls assurance team had been established, and enhancing controls around end-user computing policies and practices and monitoring US IT change management.

The Committee reported to the Board regarding the effectiveness of the Group’s overall risk management and internal control systems including the risk management system in relation to the financial reporting process. The Committee worked closely with the Risk Committee in its overall review of the Company’s systems of risk management and internal controls. The Committee encouraged continuous improvements in the effectiveness of internal controls where appropriate.

The system of internal controls extends to the Group’s business units, each of which has an audit committee that provides an oversight role for its business. Membership of these business unit audit committees is very largely comprised of non-executive directors. The chief audit officer attended business unit audit committee meetings throughout the year and reported back on their effectiveness to the Committee. During 2012 the members of the Committee attended several business unit audit committee meetings, including those in the US, Italy, Canada and Aviva Investors. Revised terms of reference for business unit audit committees were discussed and implemented within the business units together with a new induction pack for business unit audit and risk committee members.

The Committee’s terms of reference require it to establish and monitor procedures for dealing with complaints from employees in relation to accounting issues. The Committee reviews the procedures annually and received regular updates from the chief audit officer on any significant complaints received. A description of the Company’s systems of internal control is included in the Corporate Governance Report on pages 49 to 54.

Internal audit

Internal Audit reports to the Board (primarily via the Audit and Risk Committees) and to management on the effectiveness of the Company’s system of internal controls and the adequacy of this system to manage business risk and to safeguard the Group’s assets and resources.

Internal audit charter and business standard

The Committee approved a new Internal Audit charter and an Internal Audit business standard in early 2012. The charter sets out the purpose, functions, scope and responsibilities of the Internal Audit function and how it maintains independence from the first and second line management of the Group. The three main functions of Internal Audit are to:

■	Assess and report on the effectiveness of the design and operation of the framework of controls which enable risk to be assessed and managed;
■	Investigate and report on cases of suspected financial crime and employee fraud; and
■	Undertake advisory projects for management provided that they do not threaten the function’s actual or perceived independence from management.

The Internal Audit business standard sets out the business requirements of senior management across the Group in order to support Internal Audit in achieving its objectives and requires businesses to design and operate processes and controls to satisfy the mandatory requirements in the standard based on the size and complexity of the business and the nature of the risks and challenges it faces. The standard also includes controls around local legal and regulatory risks. Any breaches of the standard must be reported to the chief audit officer and others as appropriate.

Annual plan and focus of reviews in 2012

Internal Audit’s 2012 annual plan was reviewed and approved by the Committee. Planned reviews were prioritised following a risk-based assessment of the business and a review against the Group’s risk policies. The reviews carried out covered an extensive sample of controls over all risk types, business units and regulated entities and covered ‘business as usual’ activities and an assessment of change programmes. The Committee received quarterly reports from the chief audit officer on audit reviews carried out, management’s response to the findings and progress in addressing identified issues. During 2012, Internal Audit carried out assurance reviews over inherent risks throughout the Group. Reviews were focused on, but not limited to, areas such as major projects including Solvency II and the Aviva Ireland Transformation Programme; maintenance of controls during the management restructuring programme; IT availability, security and recoverability; financial reporting and disclosure; financial risk, central liquidity and capital management; and the internal control environment at Aviva Investors. The chief audit officer increased management’s focus throughout the year on management’s progress on closing overdue audit issues where further improvement is still required.

The Committee assessed the effectiveness of the Internal Audit function against criteria provided by the Institute of Chartered Accountants in England and Wales and by the Institute of Internal Auditors and concluded that the function was effective. An independent review is carried out every five years and the next independent review is due to be carried out in 2013.

Chief audit officer

The chief audit officer had direct access to the Board chairman, the Committee chairman and the Committee members. The Committee worked with the chief financial officer to determine the chief audit officer’s objectives and evaluate his levels of achievement, and to approve the chief audit officer’s remuneration. His annual performance related bonus was unconnected to the Group’s financial performance. During the year the chief audit officer became a member of the Group Executive and his reporting line changed from the Group CEO to the chief financial officer. The chief audit officer’s membership of the Group Executive assisted the relationship between Internal Audit and management. Notwithstanding his appointment to the Group Executive, his independence was maintained as the Group Executive, acting as a committee, has no decision making authority and assurances were received from management that adequate safeguards had been put in place to maintain the independence, authority and standing of the chief audit officer and the Internal Audit function. Following the senior management restructuring which took place during the year the Internal Audit function aligned itself to the new structure and the Committee remained satisfied that the Internal Audit function had sufficient resources to undertake its duties.

External auditor

PwC was appointed by the Board as the Company’s external auditor on 22 March 2012 for the 2012 reporting period and was re-appointed by shareholders at the 2012 AGM. The Committee led the tender and selection process through which PwC was appointed and has recommended to the Board that PwC be re-appointed by shareholders at the 2013 AGM. There are no contractual obligations that restrict the Committee’s choice of external auditor.

Given the resignation of Ernst & Young LLP as external auditor in early 2012 and that PwC has only just completed its first full year audit, no external auditor effectiveness review was carried out in 2012. A review will be conducted in 2013.

The Company has an external auditor business standard in place which is aimed at safeguarding and supporting the independence and objectivity of the external auditor. The standard is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules and takes into account the Auditing Practices Board Ethical Standards for Auditors.

As discussed above, the Committee believes that Glyn Barker’s connection with PwC does not compromise PwC’s independence.

The standard regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the principal external auditor. It distinguishes between (i) those services where an independent view is required and those that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work); (ii) prohibited services where the independence of the external auditor could be threatened and must not be used; and (iii) other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls and risk management reviews (excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. During the year the Committee received quarterly reports of compliance against the standard.

The Group paid £13.5 million to PwC for audit services in 2012, relating to the statutory audit of the Group and Company financial statements, the audit of Group subsidiaries, and audit-related assurance services (2011: £17.3 million to Ernst & Young LLP).

Prior to 2012, PwC was a significant provider of consulting services to the Group. The level of fees for non-audit services in 2012 below includes fees billed in the year relating to projects that commenced prior to PwC’s appointment as external auditor. All of these services are in compliance with applicable UK, US and International Federation of Accountants independence rules. We do not expect PwC’s non-audit fees to continue at this level in the future.

The fees for other services, which included MCEV supplementary reporting, assurance on the Group’s 2012 Corporate Responsibility Report, advice on accounting, risk and regulatory matters, reporting on internal controls, reporting on the Group’s Individual Capital Assessment and Economic Capital, work in relation to preparing the business for Solvency II implementation, and work on capital transactions, were £18.3 million to PwC (2011: £11.2 million to Ernst & Young LLP), giving a total fee to PwC of £31.8 million (2011: £28.5 million to Ernst & Young LLP). In addition the Group paid £1 million to Ernst & Young LLP in 2012 in relation to the 2011 audit.

The 2012 fees for other non-audit services for continuing operations of £7.7 million includes advice to our European businesses in relation to the risk management aspects of Solvency II (£1.9 million), £1.9 million relating to four regulatory advice engagements, £0.7 million relating to restructuring at Aviva Investors, £0.3 million for risk training, £0.3 million supporting an industry-wide competition review, £0.3 million for an additional claims reserves review and £2.3 million for other services. The 2012 fees for tax compliance services of £0.4 million includes fees for one engagement in Higher Growth markets of £0.3 million, and fees for corporate finance transactions of £0.3 million relates to an engagement for an Aviva Investors property fund. In line with the external auditor business standard, the Committee satisfied itself that for these engagements, robust controls (including appropriate levels of review) were in place to ensure that PwC’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from PwC due to their specific expertise. Further details are provided in note 9.

Committee performance and effectiveness

The Committee undertook an annual review of its performance and effectiveness which concluded that overall the Committee was effective in carrying out its duties. The Committee agreed that its priorities for 2013 should include continuing to monitor Group liquidity jointly with the Risk Committee, ensuring that appropriate controls remain in place during the continued restructuring of the Group, closely monitoring reserving and actuarial assumptions changes, and considering compliance with the relevant new requirements of the UK Corporate Governance Code.

Audit Committee Report

This Audit Committee Report was reviewed and approved by the Board on 6 March 2013.

Russell Walls

Chairman, Audit Committee

Risk Committee report

This Report provides details of the role of the Risk Committee and the work it has undertaken during the year.

Committee role and responsibilities

The purpose of the Committee is to assist the Board in its oversight of risk within the Group through reviewing the Group’s risk appetite and risk profile, the effectiveness of the Group’s risk management framework and the methodology and assumptions used in determining the Group’s capital requirements. The Committee also works with the Remuneration Committee to ensure that risk is properly considered in setting the Group’s remuneration policy. The Committee oversees all aspects of risk management in the Group, including market, credit, liquidity, insurance and operational risk (including franchise risk), and their impact on both financial and non-financial goals.

The key responsibilities of the Committee are to:

■	Review the Group’s risk appetite and future risk strategy, particularly in relation to economic (i.e. risk-based) capital, liquidity, reputation and operational risk, and make recommendations on risk appetite to the Board;
■	Review the Group’s risk profile against its risk appetite and strategy and review the drivers of changes, if any, in the Group’s risk profile;
■	Review the design, completeness and effectiveness of the risk management framework relative to the Group’s activities;
■	Assess the adequacy and quality of the risk management function and the effectiveness of risk reporting within the Group;
■	Review the methodology and assumptions used in the Group’s models for determining its economic and regulatory capital requirements; and
■	Work with the Remuneration Committee, to ensure that risk is considered in setting the overall remuneration policy for the Group.

Revised Committee terms of reference were adopted in January 2013 following an annual refresh. The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference, and are also available from the group company secretary.

Committee membership and attendance

The Committee comprises independent non-executive directors only. The table below shows the Committee members during the year and their attendance at Committee meetings.

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Michael Hawker (Chairman)	11	100%
Glyn Barker[2]	7	88%
Mary Francis[3]	8	100%
Leslie Van de Walle[4]	3	100%
Russell Walls	11	100%
1.	This shows the percentage of meetings which the Committee member attended during the year whilst a member of the Committee.
2.	Glyn Barker joined the Committee on 2 May 2012. He was unable to attend the Committee meeting held on 4 December 2012 due to prior commitments and this meeting being called at short notice.
3.	Mary Francis resigned from the Committee on 3 October 2012.
4.	Leslie Van de Walle resigned from the Committee on 2 May 2012.

The Committee met on eleven occasions in 2012, of which nine were scheduled Committee meetings and two were additional Committee meetings called at short notice. Two of the meetings were held jointly with the Audit Committee to consider the business of Aviva France and the Group’s capital and liquidity position. The Committee followed a programme of attending meetings of business unit risk committees and, during the year, members of the Committee attended meetings in the US and Canada. The group company secretary acted as the secretary to the Committee.

In November, the Committee chairman hosted a two-day conference for the chairmen of the boards and risk committees of the Group’s principal subsidiaries. The agenda included discussions on Solvency II; revisions to the timing of implementation of Solvency II and the impact on the Group’s capital regime; the FSA’s perspective of the roles and responsibilities of the Board, the Committee and the business unit boards and risk committees under Solvency II; calculation of economic capital and the internal model; and an in-depth analysis of the Group’s key risk types.

The chairman of the Company, Group CEO, chief risk and capital officer, chief financial officer and the chief audit officer normally attended all Committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. It was the Committee’s practice to hold private sessions at the beginning of each meeting to discuss issues to be raised with management in the main meeting, and to meet with the Group CEO, chief finance officer and chief risk and capital officer without any other members of management being present.

The Committee chairman reported to the subsequent meeting of the Board on the Committee’s work and the Board received a copy of the agenda and the minutes of each Committee meeting. Throughout the year, the Committee chairman sat on the Audit and Remuneration Committees to ensure that risk considerations were fully reflected in the decisions of those Committees.

In performing its duties, the Committee had access to the services of the chief risk and capital officer, chief audit officer, the group company secretary and external professional advisers.

External environment

The external environment was once again one of much international economic uncertainty. Doubts about the strength and economic recovery rates in the OECD, political uncertainty in the world’s two largest economies with leadership changes in China and presidential elections in the United States, and the increased regulatory and capital burden on the financial services industry, dampened the risk appetite of investors.

This resulted in the continued reduction in OECD interest rates, further quantitative easing from the US, Japanese, UK and European Governments, high levels of OECD unemployment, and times of excessive volatility in credit spreads.

Towards the end of the year, the emergence of early growth in the US, greater clarity surrounding the political changes in the US and China, and a continuation of low interest rates saw a rally in the equity markets and a tightening of credit spreads and lower volatility.

The question one asks, is whether these perceived improvements in the world’s economic environment are sustainable or short lived?

Committee activities during 2012

The work of the Committee followed an agreed annual work plan, which evolved throughout the year in response to the changing macro-economic and regulatory environment and changes in the Company’s strategy. The group company secretary and the group chief capital and risk officer assisted the Committee chairman in planning the Committee’s work, and ensured that the Committee received information and papers in a timely manner.

The chart below shows how the Committee allocated its time during 2012.

During the year the Committee focused on the following areas:

Risk appetite monitoring

Against a backdrop of significant market volatility during the year, the Committee received regular detailed reports on key risk exposures, emerging and potential risks, and the drivers of risk throughout the Group. It assessed and challenged the appropriateness of the Group’s overall risk appetite and approved revised economic capital risk appetites by risk type. The Committee monitored the Group’s exposure against these appetites, particularly in relation to European sovereign debt holdings and counterparty and credit exposure and, throughout the year, discussed and agreed the actions to be taken to reduce exposure and to address or mitigate risks that had become out of appetite. It also agreed a comprehensive, revised capital management framework by which capital issues would be escalated to the Committee and the Board. Mindful of the potential economic, social and regulatory impact of a Eurozone default, the Committee monitored significant market and Group level contingency planning to produce tailored ‘financial event response plans’.

Capital and liquidity management

Throughout the year, the Committee closely monitored the Group’s economic capital and liquidity positions against risk appetite and targets, and considered in detail the results of stress and scenario testing at Group and local market level. Given the volatility in market conditions during the year, the Committee challenged the appropriateness of the Group’s regulatory and economic capital surplus and liquidity targets and, after detailed consideration, recommended to the Board revised, strengthened targets. The Committee gave particular focus to considering and approving a programme of strategic, economic and operational actions to be undertaken to strengthen and provide greater resilience to the Group’s capital and liquidity positions, and monitored the results and effectiveness of the programme.

Methodology and assumptions

In early 2012, the Committee considered and approved the methodology and assumptions used to calculate the economic capital for the 2012 Individual Capital Adequacy (ICA) submission.

Preparing for Solvency II

The Committee closely monitored the evolving position in relation to the implementation of the Solvency II Directive. Notwithstanding the eventual agreement in October 2012 to delay implementation until 2014, the Committee continued to have oversight of all aspects of the Group’s programme to implement the Solvency II Directive. Throughout the year, the Committee received detailed progress reports on the development of the models used to calculate economic capital requirements and the techniques used to validate the results. The Committee also reviewed the detailed contingency plans in relation to the Group’s internal model and had oversight of the programme of board training and preparations for legal entity sign-off to the Group’s Internal Model Approval Process (IMAP) submission. Following confirmation of the delay to implementation of the Solvency II Directive, the Committee reviewed the revised management programme to deliver enhancements to the economic capital model in the interim period.

Risk management and governance

The Committee had an ongoing programme of receiving reports from local risk committee chairmen or chief executive officers on the risk environment and issues arising in the Group’s businesses and in respect of particular product lines. During the year, the Committee received reports on the businesses in Italy, Spain, France, the UK and the European region as a whole, and in respect of the Corporate and Speciality Risks business in the UK and business lines in France. The Committee also received updates on issues concerning IT and data security and on the Group’s reinsurance programme. The Committee received regular reports from the chief risk and capital officer and monitored the effectiveness of the Company’s Risk Management Framework which is described in more detail in the Corporate Governance Report on pages 49 to 54 and in note 53.

Throughout the year, the Committee had significant oversight of the development of a comprehensive Group-wide restructuring programme, designed to better align legal and management structures throughout the organisation and to optimise governance practices at Group and subsidiary level. In addition, as part of the annual refresh of the suite of risk policies and business standards which underpin the RMF, the Committee reviewed and approved the updated policies and approved a sign-off process in respect of the business standards.

At the end of the year, the Committee commenced an analysis of the Group’s asset and investment portfolio and the framework by which business units set their investment strategies. Further analysis will continue in 2013.

Regulatory oversight

The Committee maintained oversight of the regulatory risks throughout the organisation and discussed the specific management actions identified to address or mitigate issues which arose during the year. The Committee also considered the impact of the changes in the UK and European regulatory landscape, particularly in light of the shift in UK regulatory focus ahead of the split of the FSA into the Prudential Regulation Authority and the Financial Conduct Authority in 2013, and of increasing policyholder protectionism by European regulators.

Fraud and financial crime

The Committee reviewed compliance with controls against financial malpractice including fraud, and of the arrangements for employees to report in confidence any concerns about lack of probity (whistleblowing). It received updates on, and approved enhancements to, the financial crime prevention programme, which was designed to further embed and ensure enforcement of the Group’s anti-bribery and corruption policies and to provide on-going training for the Group’s businesses and employees.

Personnel and remuneration policy

During the year, the Committee approved the appointment of the group chief risk and capital officer. In early 2013 it approved his objectives for the coming year and reviewed his performance against 2012 objectives. The Committee also assessed senior management’s performance against the agreed common risk objective and considered the appropriateness of the risk metrics when setting senior management remuneration policy.

Internal controls

Working with the Audit Committee, the Committee monitored the adequacy of the RMF. Throughout the year, the Group’s Internal Audit function continued to provide the Committee with independent and objective reports on the appropriateness, effectiveness and sustainability of the Company’s system of internal controls. Key control issues reported by Internal Audit to management and to the Committee members were monitored on a quarterly basis until the related risk exposures had been properly mitigated.

More detail on the management of risk is contained in note 53.

Committee performance and effectiveness

The Committee undertook an annual review of its performance and effectiveness which concluded that overall the Committee was effective in carrying out its duties. In addition to undertaking its agreed annual programme of activities, the Committee agreed that its priorities for 2013 should be to continue to focus on capital and liquidity issues; to monitor the Group’s preparedness for Solvency II; to review the quality and mix of the Group’s asset portfolio; to monitor the Group’s customer agenda and to oversee management actions to improve IT resilience.

Risk Committee Report

This Risk Committee Report was reviewed and approved by the Board on 6 March 2013.

Michael Hawker

Chairman, Risk Committee

Corporate Responsibility Committee report

This Report provides details of the role of the Corporate Responsibility Committee and the work it has undertaken during the year.

Committee role and responsibilities

The purpose of the Committee is to set guidance and direction and to oversee the policies and progress of the Group’s corporate responsibility (CR) activities. The key responsibilities of the Committee are to:

■	Assist the Board in the development of the Group’s strategy on CR related issues and monitor external developments.
■	Review the Group’s CR, environment and climate change business standard to ensure it continues to meet the Group’s CR strategy and objectives;
■	Review and monitor the Group’s CR risks and, working with the Risk Committee, ensure that the Group’s CR risks are properly considered;
■	Review and approve the CR Report in the Company’s Annual Report and Accounts and provide for an appropriate form of assurance; and
■	Review the overall CR content contained within the Group’s financial reports.

Revised terms of reference were adopted in January 2013. The responsibility of the Committee was expanded to include providing oversight for the Board in respect of the Group’s conduct with customers and reviewing the overall corporate governance of the Group and business standards as they relate to the culture, values and reputational risks of the Group. The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance

The Committee comprises independent non-executive directors only. The table below shows the Committee members during the year and their attendance at Committee meetings.

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Gay Huey Evans (Chairman)	4	100%
Euleen Goh[2]	4	100%
Andrew Moss[3]	2	100%
Lord Sharman[4]	2	100%
Scott Wheway	4	100%
1.	This shows the percentage of meetings which the Committee member attended during the year whilst a member of the Committee.
2.	Euleen Goh resigned from the Committee in December 2012.
3.	Andrew Moss resigned from the Committee in May 2012.
4.	Lord Sharman retired from the Committee in June 2012.

The Committee met on four occasions in 2012. The group company secretary or her nominee acts as the secretary to the Committee. The executive chairman attended all meetings of the Committee and the group CR director, the group HR director, the chief marketing and communications officer and other members of senior management also attended meetings by invitation. The chairman of the Committee reported to the subsequent meeting of the Board on the Committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the Committee.

Committee activities during 2012

The following chart shows how the Committee allocated its time during 2012, with key activities set out in more detail below:

CR Strategy Performance and Risk Management

During the year the Committee reviewed and approved the Group CR strategy and functional plan for 2012-2014 and monitored progress made by the Group’s businesses against each of the CR key performance indicators. Updates were given on CR programme activities such as the Street to School programme; business ethics; health, safety and wellbeing; and stakeholder recognition. The Committee also focused on ensuring a strengthening of CR performance across the Group through enhanced employee engagement, influencing key stakeholders and by further encouraging diversity and inclusion throughout the Group. The Committee continued to monitor risks relating to the Group’s CR activities together with associated risk mitigation initiatives.

Assurance

In respect of the 2011 reporting year, independent assurance on the Group’s CR and related activities and reporting was provided to the Committee by Ernst & Young LLP. For the 2012 reporting year, PwC was appointed to provide independent assurance. Members of the Committee were interviewed as part of the external assurance process and the subsequent report; and management’s action plan; were reviewed by the Committee to assist in strengthening and setting the future direction of the CR programme. Internal Audit reported to the Committee on any relevant matters from its reviews and will provide support for the Committee going forward.

Corporate Responsibility Report

During the year, the Committee approved the scope and content of the Company’s 2012 CR Report, which provides a summary of the Group’s CR performance in 2012. The Report can be found at www.aviva.com/reports. The Report will be put to an advisory vote of shareholders at the 2013 AGM and further details of the relevant resolution are set out in the Notice of AGM.

Committee performance and effectiveness

The Committee undertook an annual review of its performance and effectiveness which concluded that overall the Committee was effective in carrying out its duties. Committee members identified areas for greater focus in 2013 and the Committee’s remit will be extended to provide an increased focus on corporate governance, oversight of the brand, values and reputation of the Group and the Group’s conduct with customers.

Corporate Responsibility Committee Report

This Corporate Responsibility Committee Report was reviewed and approved by the Board on 6 March 2013.

Gay Huey Evans

Chairman, Corporate Responsibility Committee

Directors’ remuneration report

Scott Wheway

Chairman, Remuneration Committee

Dear shareholder

On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2012.

Our on-going commitment to shareholders

Whilst we have traditionally had good shareholder support for our remuneration policies over many years, we believe in 2011 we clearly got it wrong. As a result, the Committee has worked over the last year to make changes that will give us a better framework for the decisions we take. Specifically, we agreed the following:

■	We introduced ‘underpin’ metrics to 2012 bonuses to ensure that bonus payouts were more closely aligned to shareholder experience. We will consider these metrics annually until alternative arrangements are agreed;
■	We will make any future buyouts on the hire of senior executives on a strict ‘like for like’ basis; and
■	We will continue a regular dialogue with shareholders and take account of their feedback.

We have met our major institutional shareholders and the main proxy agencies on many occasions over the last year. We have consulted them on these changes and will continue the open and honest discussions we have established.

Putting the changes into practice

These changes have impacted our operational practices and our decisions in the 2013 reward round. Key agreed outcomes have been:

■	Base pay – the Committee has frozen executive directors’ base pay for 2013;
■	Annual bonus – the Committee has not awarded bonuses to executive directors for 2012. Our annual bonus plan is based on key financial, employee and customer performance indicators. Solely taking into account performance against these measures at Group level (assuming ‘on-plan’ personal performance), the bonus outcome for 2012 would have been 52% of maximum. However, we have taken account of the underpin metrics to ensure bonus outcomes that are better aligned with the creation of shareholder value. Following careful consideration of those metrics the Committee decided that executive directors would not receive a bonus for 2012;
■	Chairman fees – John McFarlane indicated he did not wish any increase in the fees paid to him when he undertook his executive role in the period from May 2012 to 31 December 2012; and
■	ACAP/ACDT – the Aviva Capital Accumulation Plan (ACAP) and the Aviva Cash Deferral Trust (ACDT) will close from 31 March 2014. Payments in lieu of pension have been standardised at senior management levels and a small number of individual arrangements above the standard level have been closed from 31 March 2013.

Linking pay to the Group’s strategic plan

We believe our remuneration policy and practice is now more closely linked to the main strategic priorities of the Group:

■	Improve financial performance – remuneration is heavily weighted towards pay that is dependent on the outcomes against the key performance indicators of our business, notably profit and Return on Equity (ROE);
■	Build capital and financial strength – variable pay is strongly aligned to the measurement of the financial strength of our business. Furthermore, economic capital performance is carefully considered before bonus payments are made to ensure that the Group’s financial strength continues to improve; and
■	Focus on core businesses – through the measurement of a number of key financial, operational and longer term return measures, overall remuneration is closely aligned to the achievement of the Group’s strategic objectives.

Appointment of Group chief executive officer

The Board was delighted to announce, on 20 November 2012, the appointment of Mark Wilson as Group CEO. He joined the Board on 1 December 2012 and took up the role of Group CEO from 1 January 2013. Details of his remuneration arrangements were announced at the time of his appointment.

We are committed to maintaining an open, transparent dialogue with shareholders. I hope you will find this Report clear and informative.

Scott Wheway

Chairman, Remuneration Committee

This Report sets out the details of the remuneration policy and practices for the Company’s directors, describes its implementation and discloses the amounts paid in respect of 2012. It also provides details of the role of the Remuneration Committee and the work it has undertaken during the year. In addition to meeting statutory requirements, particularly the regulations on directors’ remuneration reports pursuant to the Companies Act 2006 and Schedule 8 of the Large and Medium-sized Companies and Group (Accounts and Reports) Regulations 2008, the Committee has complied with best practice guidelines in producing this Report, including guidance issued by the Association of British Insurers and the National Association of Pension Funds.

In this Report, the sections headed ‘Share awards’, ‘Share options’, ‘Directors’ remuneration in 2012’ and ‘EDs’ pension arrangements’ along with their associated footnotes have been audited in accordance with the Companies Act 2006.

Committee role and responsibilities

The Remuneration Committee is responsible for reviewing and making recommendations to the Board regarding the remuneration policy of the Group and for reviewing compliance with the policy. The Committee is further responsible for monitoring the level and structure of remuneration for the senior management of the Group.

The key responsibilities of the Committee are to:

■	Make recommendations to the Board regarding the Group’s remuneration policy in respect of the Board chairman, executive directors (EDs), members of the Group Executive and members of senior management;
■	Work with the Risk Committee to ensure that risk and risk appetite are properly considered in setting the remuneration policy for the Group;
■	Review and determine the remuneration of the chairman of the Board and the terms of employment and remuneration of individual EDs and Group Executive members, including any specific recruitment or severance terms;
■	Review and recommend to management the level and structure of senior management remuneration;
■	Approve the Aviva Investors' reward strategy, including any changes to the strategy and agree the total bonus pool, receive remuneration details of Aviva Investors' ’material’ employees, and approve any new share and incentive plans or any changes to existing share and incentive plans;
■	Recommend to the Board the establishment of any employee share plans, exercise all the Board’s powers in relation to the operation of all share and incentive plans and the Group’s all employee share ownership plan; and
■	Select, appoint and determine terms of reference for independent remuneration consultants to advise the Committee on remuneration policy and levels of remuneration.

Revised Committee terms of reference were adopted in January 2013 following an annual refresh. The responsibilities of the Committee were clarified to include:

■	Having regard to remuneration trends across the Group when setting remuneration policy for directors;
■	Ensuring that remuneration arrangements for all employees are commensurate with promoting ethical behaviour;
■	Ensuring the effectiveness of the process for assessing the senior management group for talent and succession planning purposes, ensuring appropriate reward for performance and a consistent approach to the development of talent throughout the Group;
■	Extending the list of employees whose remuneration is reviewed by the Committee to include a wider senior management group, those in controlled functions and identified staff;
■	Approving any exceptional remuneration activity that is outside the agreed reward policy;
■	Annually approving the list of FSA Code Staff and any severance packages for Code Staff; and
■	Approving the Group remuneration business standard.

The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the group company secretary.

Committee membership and attendance

The Committee comprises independent non-executive directors only. Table 1 below shows the Committee members during the year and their attendance at Committee meetings.

Table 1: Committee membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Scott Wheway (Chairman)	12	100%
Michael Hawker[2]	10	83%
Gay Huey Evans[3]	8	100%
Leslie Van de Walle[4]	4	100%

Notes

1.	This shows the percentage of meetings which the Committee member attended during the year whilst a member of the Committee.
2.	Michael Hawker was unable to attend two meetings held in April 2012 due to prior commitments and the meetings being called at short notice.
3.	Gay Huey Evans attended all of the meetings held following her appointment to the Committee on 2 May 2012.
4.	Leslie Van de Walle resigned from the Committee on 2 May 2012.

The Committee met twelve times during 2012 of which eight were scheduled Committee meetings and four were additional Committee meetings called at short notice to deal with specific issues as they arose during 2012.

Lord Sharman and subsequently John McFarlane normally attended all meetings of the Committee. Gay Huey Evans attended two meetings by invitation prior to being appointed to the Committee. The group company secretary acted as secretary to the Committee.

The chairman of the Committee reported to meetings of the Board on the Committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the Committee.

The persons listed in table 2 materially assisted the Committee in considering executive remuneration and attended meetings by invitation during the year.

Table 2: Attendees of the Committee during 2012

Attendee	Position	Comments
Lord Sharman	Chairman of the Company	Attended by invitation
John McFarlane	Chairman designate and then executive chairman	Attended by invitation
Andrew Moss	Group chief executive	Attended by invitation
Kirstine Cooper	Group general counsel and company secretary	Attended as secretary to the Committee
John Ainley	Group HR director	Attended as an executive responsible for advising on remuneration
Carole Jones	Acting group HR director	Attended as an executive responsible for advising on remuneration policy
David Hope	HR director, centres of expertise	Attended as an executive responsible for advising on remuneration policy
Tracey O’Rourke	Group reward and HR policy director	Attended as an executive responsible for advising on remuneration policy
Andrew Pooley	Executive reward director	Attended as an executive responsible for advising on remuneration policy
David Rogers	Chief accounting officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans
Jason Windsor	Chief strategy and planning officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans
Amanda Mackenzie	Chief marketing and communications officer	Attended to advise on matters relating to customer target setting

No person was present during any discussion relating to their own remuneration.

In addition to the attendees listed in the table above, Mark Wilson (Group CEO), Russell Walls (non-executive director), Glyn Barker (non-executive director), Patrick Regan (chief financial officer), Paul Boyle (chief audit officer), Rupert McNeill (HR director, centres of expertise) and Bob Orme (director of reward and performance) attended Committee meetings during the year, none of whom were present at meetings when their own remuneration was being discussed.

FIT Remuneration Consultants (FIT) acted as independent advisors to the Committee until May 2012 (having been appointed as advisor to the Committee in August 2011). FIT is a member of the Remuneration Consultants Group and adheres to its Code of Conduct. It provided no other services to the Company during the year.

During the year, the Committee received advice on executive remuneration matters from Deloitte LLP which is a member of the Remuneration Consultants Group and adheres to its Code of Conduct. Deloitte LLP was appointed as advisor to the Committee on 4 December 2012. In addition during the year, management received advice on remuneration matters and taxation from Deloitte LLP and on remuneration matters from Linklaters LLP.

Committee activities during 2012

The Committee takes its responsibility to shareholders very seriously and following the 2012 annual general meeting (AGM) undertook an enhanced engagement programme with major institutional shareholders. The Committee considered the following matters during the year:

Routine remuneration matters:

Consideration of remuneration matters within the Committee’s terms of reference, specifically including:

■	Consideration and recommendation to the Board of the Group’s policy and practices concerning base salaries and benefits-in-kind for EDs and senior management;
■	Consideration and approval of the level of bonus awards in respect of the 2011 financial year and approval of the associated grant of share awards under the Annual Bonus Plan (ABP) for EDs and senior management;
■	Performance testing of subsisting Long Term Incentive Plan (LTIP) grants which vested in the 2012 financial year; and subsisting One Aviva Twice the Value (OATTV) Plan grants which did not vest and which expired;
■	Setting targets for the bonus awards for the 2012 financial year and approving the associated grant of awards under the ABP;
■	Approval of 2012 LTIP grants to the EDs and senior management and the associated performance conditions for these grants;
■	Reviewing the likely outcomes against the ABP 2012 targets and agreeing underpin measures;
■	Approval of the grant of share awards under the Aviva Investors LTIP for the 2012 financial year;
■	Approval of the award of Free Shares to UK employees in respect of 2011 under the Aviva All Employee Share Ownership Plan (AESOP); awards to Irish employees under the Aviva Group Employee Share Ownership Scheme; and the invitation to UK employees to participate in the Aviva Savings Related Share Option Scheme and to Irish employees to participate in the Aviva Ireland Save As You Earn Scheme;
■	Initial consideration of targets for bonus awards for the 2013 financial year and of 2013 LTIP targets;
■	Review of the shareholding requirements of EDs and Group Executive members;
■	Review of share plan dilution limits;
■	Review of the standard employment terms within employment contracts of EDs and senior management; and
■	Review of senior management remuneration at Aviva Investors and of FSA Code Staff.
66

Non-routine remuneration matters:

■	Approval of the departure terms of EDs and members of the Group Executive who left the Group during 2012;
■	Consideration and approval of the remuneration arrangements for new members of the Group Executive following the restructuring of the Group and for other senior managers; and
■	Review and, as appropriate, approval of any exceptional remuneration proposals for senior managers outside the agreed Group remuneration policy.

Remuneration policy:

■	Approval of amendments to the rules of discretionary share plans regarding the reduction in categories of automatic ’good leavers’ and the early vesting of awards;
■	Review of the policy for buying out unvested awards when recruiting EDs and senior managers;
■	Review of pension arrangements for senior management, including the approval of recommendations in relation to contributions into the ACAP; and
■	Approval of the cessation of the free share element of the AESOP and the introduction of a matching shares element in 2013.

Governance:

■	Approval of the 2011 Directors’ Remuneration Report;
■	Consideration of the structure of the 2012 Directors’ Remuneration Report;
■	Review of the Committee’s 2012 and 2013 work plan;
■	Annual approval of the Remuneration business standard;
■	Review and consideration of regulatory developments, including the consultation by the Department for Business, Innovation and Skills on revised remuneration reporting regulations; and
■	Consideration of, and agreement on, the appropriate overview of Aviva Investors’ remuneration matters.

Shareholder feedback:

■	Consultation with major institutional shareholders in respect of their concerns regarding elements of the 2011 Directors’ Remuneration Report.

Governance

FSA’s Remuneration Code: Aviva Investors

The FSA’s Remuneration Code applies to Aviva Investors and two small ‘firms’ (as defined by the FSA) within the UK & Ireland Life business. These businesses are subject to the requirement of the FSA’s Remuneration Code. Remuneration disclosures for Aviva Investors can be found at www.avivainvestors.com/about_us/our_approach_to_remuneration/index.htm and for the UK & Ireland Life firms at www.aviva.com/media/news/item/fsa-remuneration-code-disclosure-15575/.

Aviva’s reward principles and arrangements are designed accurately and appropriately to incentivise and reward employees for achieving stated business goals in a manner that is consistent with the Company’s approach to sound and effective risk management.

Committee performance and effectiveness

The Committee undertook an annual review of its performance and effectiveness which concluded that overall the Committee was effective in carrying out its duties. In addition to undertaking an annual programme of activities in 2013, the Committee identified a number of areas for increased focus in 2013.

Remuneration policy in practice

Table 3 below sets out the purpose of key elements of our remuneration structure, how they relate to the Company’s strategy and how they will operate, highlighting any changes from 2012.

Table 3: Remuneration policy for EDs

Element	Purpose and link to strategy	Operation for 2013	Changes and associated rationale
Base salary	To provide a core reward for undertaking the role, at a level needed to recruit and retain individuals.

Annual review, with changes taking effect from 1 April each year. This review is informed by:

■ Relevant pay data including market practice among the 25 FTSE listed companies either side of Aviva in terms of market capitalisation.

■ Levels of increase for the broader UK employee population.

■ Individual and business performance.

Taking into account both the Company’s performance and the prevailing economic climate, no increases are being made to EDs’ base salaries for 2013.
Benefits	To provide employees with market competitive benefits at a level needed to recruit and retain individuals.	Benefits are provided on a market competitive basis and include a cash car allowance, Private Medical Insurance (PMI) and life insurance.	No changes proposed.
Pension	To provide a market competitive level of provision for post-retirement income.	All EDs are eligible to participate in a defined contribution plan up to the annual limit. Any amounts above the annual or lifetime limits are paid in cash.	Payments will no longer be made into the ACAP or the ACDT after 31 March 2014. These were discretionary savings vehicles into which payments in lieu of pension were made and held for at least five years.
ABP	To incentivise executives to achieve the annual business plan. Deferral provides alignment with shareholders and aids retention of key personnel.

Maximum opportunity of 150% of base salary with 75% of base salary payable for plan performance.

Performance is assessed against a range of key financial, employee and customer performance indicators and personal objectives.

Two-thirds of any bonus awarded is deferred into shares which vest after three years.

Additional shares are awarded at vesting in lieu of dividends paid on the deferred shares.

Unvested awards are subject to clawback in the event of misconduct or materially adverse misstatement of accounts.

Bonus payments will take account of achievements in relation to Economic Value Added, Economic Capital, and absolute and relative Total Shareholder Return (TSR) to ensure payouts are closely aligned with the shareholder experience.
LTIP	To motivate executives to achieve the Company’s longer-term objectives, to align executive interests with those of shareholders and to aid the retention of key personnel.

The plan rules allow for awards to be made up to a maximum of 350% of base salary (and up to 450% of base salary for US employees in exceptional circumstances).

In 2013, an award of 300% of base salary will be made to the Group CEO and 225% of base salary to Patrick Regan. No grant will be made to Trevor Matthews who will cease to be an ED prior to the 2013 AGM. Awards will vest subject to the achievement of the following performance targets over a three year performance period:

■ 50% of awards vest based on absolute ROE[1,3] performance; and

■ 50% based on relative TSR[2] against a comparator group.

■ Additional shares are awarded at vesting in lieu of dividends on any shares which vest.

Unvested awards are subject to clawback in the event of misconduct or materially adverse misstatement of accounts.

The definition of ROE has been refined. The TSR comparator group was reviewed and refocused on the insurance sector. Further details on both of these changes are set out on pages 71 and 72.
Shareholding requirements	To strengthen alignment between executives and shareholders.	Shareholding of 150% of base salary for EDs, and 200% for the Group CEO. EDs are required to retain 50% of the net shares released from executive share plans until the requirements are met.	No change.
Recruitment awards	To secure the required talent in order for Aviva to deliver its strategic plans whilst ensuring any recruitment award represents good value for shareholders.	Any buyout awards will not be more generous than the awards being forfeited and will be made on an equivalent basis, including phased delivery and the application of performance conditions where appropriate.	A revised buyout policy was approved by the Remuneration Committee in 2012.

Notes:

1.	ROE is used as an absolute measure of performance, and is commonly used amongst our peers. Targets are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return.
2.	Relative TSR is a commonly used method of determining performance against a set of suitable peers, providing a view of relative performance against those peers. TSR is calculated by measuring total capital gains (or losses) accruing in the period if shares are held continuously and dividends paid are immediately reinvested in new shares. The impact of short-term increases (or decreases) in share price on TSRs is reduced by averaging share price across the three months prior to the start and end of the performance period.
3.	ROE performance is the same metric described as ROCE performance in the 2011 Directors’ Remuneration Report. This is a change in nomenclature only; the definition of the metric has not changed from 2011 to 2012. The definition of ROE in respect of the 2013 has been refined and is described on page 72.

Consideration of wider employee pay

When setting the policy for EDs’ remuneration, the Committee has regard to the pay and employment conditions elsewhere within the Group. In particular, the Committee has sight of:

■	Salary increases for the general employee population;
■	Group-wide benefit offerings (including pensions);
■	Overall spend on annual bonus; and
■	Participation levels in the annual bonus and LTIP.

The Company does not directly consult with employees when formulating ED pay policy. However it does take into account information provided by the HR function and feedback from employee opinion surveys.

Remuneration scenarios

The charts below illustrate how much the current EDs could earn under different performance scenarios (assuming a constant share price):

■	Threshold – Threshold bonus of 25% of base salary and 20% vesting under the LTIP.
■	Plan – Plan bonus of 75% of base salary and 50% vesting under the LTIP.
■	Stretch – Stretch bonus of 150% of base salary and maximum vesting under the LTIP.

Mark Wilson	Patrick Regan and Trevor Matthews[1]

1.	Scenarios for Patrick Regan and Trevor Matthews are the same as their base salaries are identical. Trevor Matthews will step down from the Board prior to the 2013 AGM. The above scenarios therefore applied to him for 2012, but will not apply for 2013.

Total remuneration earned in respect of 2012

The Committee recognises the need for transparency on the link between remuneration decisions and performance. We have therefore set out below detail of pay earned by the current EDs in respect of performance to December 2012 and how payments under both the ABP and LTIP have been determined.

Table 4 below sets out the total remuneration earned by each current ED who served during 2012.

Table 4: Total ED remuneration in respect of 2012

	Patrick Regan	Trevor Matthews
Base salary	£698,750	£720,000
Annual bonus (cash and deferred elements)	–	–
LTIP vesting (2010 award)[1]	£607,302	–
Pension contributions[2]	£193,103	£212,304
Benefits	£34,114	£85,370
Total remuneration earned in respect to 2012	£1,533,269	£1,017,674

Notes

1.	Patrick Regan’s 2010 LTIP award relates to the three-year performance period ending on 31 December 2012. 69.83% of the award is due to vest in March 2013. An assumed Aviva ordinary share price of 373.00 pence has been used to determine the value of the award.
2.	Pension contributions consist of employer contributions into the defined contribution section of the Aviva Staff Pension Scheme, excluding salary exchange contributions made by the employees, plus payments in lieu of pension above the lifetime or annual allowance caps.
3.	Mark Wilson joined the board as an ED on 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012.

Further explanatory notes, and information on former EDs who served during 2012, are set out on page 70.

Annual bonus

Table 5 below sets out the Group’s performance against its financial, employee and customer KPIs in 2012 and how these would have translated into bonus payments.

Table 5: Group performance in 2012 against its KPIs

		Weighting (% of total bonus opportunity)*
	KPIs	Plan (%)	Stretch (%)	Actual outcome (%)
Business measures (70%)	Total Capital Generation	10	18.75	18.75
	Adjusted Operating Profit	5	18.75	4.48
	Economic Gain	5	5	0
	Internal Rate of Return (IRR)	2.5	5	5
	Volume – Total long-term savings	1.25	1.25	1.25
	Volume – Net written premium	1.25	1.25	0.92
	Customer	5	10	6.43
	Employee	5	10	0
Personal measures (30%)	Personal – individual strategic	12.5	25	12.5
(shown at ‘on – plan’)	Personal – Common Risk Objective	2.5	5	2.5
	Total	50	100	51.83
*	Percentages do not necessarily add up due to rounding.

Solely taking into account Group business and ‘on-plan’ personal measures would have resulted in a bonus of 78% of salary for EDs in respect of 2012 performance, although business unit performance would also be taken into account reflecting the remit of each ED.

The Committee has taken into account the ‘underpin’ measures, namely Economic Value Added, Economic Capital, absolute and relative TSR, as described below, to ensure that any bonus payments are more closely aligned to shareholders’ experience. Following careful consideration of these metrics by the Committee, it agreed that no ED would receive a bonus in respect of 2012.

LTIP

The award made to Patrick Regan in 2010 was subject to performance conditions set out in table 6 below.

Table 6: LTIP performance conditions

	Threshold (30% vests)	Maximum (100% vests)
ROE performance over three years	31.5%	37.5%
Relative TSR performance	Median	Upper quintile and above

ROE over the three year performance period was 36.9% leading to 46.5% of the maximum 50% vesting. Relative TSR performance resulted in a ranking of 7 out of 15, leading to 23.33% of the maximum 50% vesting. Correspondingly 69.83% of the award is due to vest in March 2013.

Former directors

Igal Mayer

Igal Mayer resigned from the Board on 19 April 2012 and left the Company on 31 May 2012. He is receiving base salary for 12 months in lieu of notice (less gross base salary paid between 19 April 2012 and 31 May 2012), amounting to CAD $899,732.20. This is being paid in instalments and is subject to mitigation. He also received payment for ten days’ accrued but untaken holiday entitlement.

The deferred elements of Mr Mayer’s bonuses earned for 2009, 2010 and 2011 were released to him on the first dealing day following his departure date. Mr Mayer received no bonus in respect of the financial year 2012. All unvested LTIP and OATTV plan awards lapsed, with no shares being released from these awards.

Legal fees of £25,000 were paid to Mr Mayer’s solicitor in respect of advising on his departure. He will also be eligible to claim for tax compliance services fees until April 2013, up to a maximum of £65,000.

Andrew Moss

Andrew Moss resigned from the Board on 8 May 2012 and left the Company on 31 May 2012. He is receiving base salary in lieu of 12 months’ notice (less gross base salary paid between 8 May 2012 and 31 May 2012), amounting to £898,462 in accordance with his contractual entitlements. This is being paid in instalments and is subject to mitigation. In addition, he received £300,000 in full and final settlement of all claims that he might have to a bonus under his contract. Mr Moss will retain the benefit of £209,000 (being 5/12ths of the annual payment made in April 2012) under the ACAP (i.e. the equivalent of a money purchase pension plan). He also received payment for half a day accrued but untaken holiday entitlement.

The 2010 and 2011 bonuses that were deferred into shares lapsed in accordance with the rules of the ABP, as did outstanding awards under the LTIP and the OATTV plans. 75% of the element of the 2009 bonus that was deferred into shares will vest in accordance with the rules of the relevant plan and 25% lapsed upon Mr Moss leaving the Group.

Legal fees of £25,000 were paid to Mr Moss’s solicitor in respect of advising on his departure. He also claimed for outplacement services of £20,000.

Remuneration for 2013

Shareholder context

The result of the shareholder vote at the Company’s 2012 AGM in respect of the 2011 Directors’ Remuneration Report is set out in table 7 below.

Table 7: Result of the vote on Directors’ Remuneration Report at 2012 AGM

	For	Against
2012 vote	45.59%	54.41%

Aviva recognises that pay was not sufficiently linked to performance in 2011. As set out in the Remuneration Committee chairman’s letter, following consultation with our major institutional shareholders, a number of changes have been made:

■	We introduced ‘underpin’ metrics in respect of bonuses for 2012 and have committed to consider these ‘underpin’ metrics for future years (until any alternative arrangements are agreed following consultation) to ensure annual bonus pay-outs are more closely aligned to the shareholder experience. Taking into account performance against these measures, the Remuneration Committee will use its discretion to revise bonus outcomes where appropriate. Such discretion, if applied, would only be used to reduce the outcome;
■	Future buyouts will be made on a ‘like-for-like’ basis in line with best market practice; and
■	We have also reviewed and changed senior management contracts and the ‘good leaver’ definition in our share plan rules.

Appointment of Group CEO

Mark Wilson joined the Board on 1 December 2012 and took up the role of Group CEO on 1 January 2013. As announced at the time of his appointment, his remuneration details are as follows:

■	Base salary – £980,000 per annum, subject to review in 2014;
■	Annual bonus – 75% of base salary for plan performance and 150% of base salary for stretch performance;
■	LTIP – he is eligible for an LTIP grant of up to 350% of base salary subject to meeting specific performance conditions over a three year performance period. His 2013 grant will be at 300% of base salary;
■	Relocation expenses – he is eligible to claim reasonable and appropriate relocation expenses of up to £200,000 (inclusive of any benefit-in-kind liability which may arise) in respect of relocation from Hong Kong to the UK. If any additional reasonable expenses above this limit are incurred in the course of Mr Wilson’s relocation the Remuneration Committee has agreed to consider reimbursement of such additional expenses up to a further limit to be agreed; and
■	Benefits – a cash car allowance and PMI.

Base salaries

As highlighted in the Remuneration Committee chairman’s letter, EDs’ base salaries will not be increased in 2013.

Table 8: EDs’ base salaries

	1 April 2012 salary	1 April 2013 salary	Change from 2012
Patrick Regan	£720,000	£720,000	0%
Trevor Matthews	£720,000	£720,000	0%

Annual bonus

As summarised in table 3, the maximum bonus opportunity for all EDs will remain unchanged for the 2013 financial year at 150% of base salary, with two-thirds of any bonus earned subject to compulsory deferral for three years. Unvested awards are subject to clawback and risk of forfeiture during this period.

Annual performance is measured against a range of key financial, employee and customer performance indicators, which account for 70% of the maximum, and against personal objectives, which account for 30% of the maximum.

To align with the business priorities for 2013, the financial measures at Group level will be: net capital returns’ profit before tax; MCEV value of new business (for the Life business); combined operating ratio (for the General Insurance business); and total expenses. Personal objectives will include common objectives for effective leadership and risk management.

As highlighted previously, bonus outcomes will also be subject to consideration of our performance against our underpin metrics (Economic Value Added, Economic Capital and TSR).

LTIP

As summarised in table 6, the LTIP vests subject to the degree of achievement of two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests. For 2013, a grant of 225% of base salary will be made to Patrick Regan and 300% of base salary to Mark Wilson. No grant will be made to Trevor Matthews who will cease to be a director prior to the 2013 AGM.

ROE targets

ROE targets determine the vesting of 50% of any LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return. The 2012 LTIP award ROE targets are set out in table 9.

Table 9: 2012 LTIP ROE Targets

Achievement of ROE targets over the three-year performance period	Percentage of shares in award that vest based on achievement of ROE targets[1]
Less than 30% (2011: less than 33%)	0%
30% (2011: 33%)	10%
Between 30% and 37.5% (2011: Between 33% and 40.5%)	Pro rata between 10% and 50% on a straight line basis
37.5% and above (2011: 40.5% and above)	50%

Notes

1.	The percentage of shares in award that vest based on achievement of ROE targets is the same in 2011 and 2012.
71

The definition of ROE was refined in early 2013. ROE will now be calculated as IFRS profit after tax and non-controlling interest, excluding the impact of investment variances and economic assumption changes, over average IFRS equity (excluding pension scheme net surplus/deficit) attributable to ordinary shareholders of the Company.

TSR targets

Relative TSR determines the vesting of the other 50% of any LTIP award. To ensure that Aviva’s performance is measured against appropriate comparators with similar business operations and geographic footprints, some minor changes were made to the TSR comparator group for 2013. Companies focused on banking were excluded and some more relevant comparators within the insurance sector were added to ensure a robust group.

For the 2013 LTIP grant, performance will therefore be assessed against the following companies: Aegon, Allianz, AXA, CNP Assurances, Direct Line Group, Generali, Legal & General, MetLife, Old Mutual, Prudential, Resolution Limited, Royal & Sun Alliance, Standard Life and Zurich.

TSR vesting operates as set out in table 10 below.

Table 10: TSR vesting schedule for the 2012 LTIP award

TSR position over the three-year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below median	0%
Median	10%
Between median and upper quintile	Pro rata between 10% and 50% on a straight line basis
Upper quintile and above	50%

For the 2010, 2011 and 2012 LTIP grants, relative TSR is assessed against the following companies: Aegon, Ageas (formerly known as Fortis until January 2011), Allianz, AXA, Generali, ING, Legal & General, Lloyds Banking Group, Prudential, Resolution Limited, Royal Bank of Scotland, Royal & Sun Alliance, Standard Life and Zurich.

All employee share plans

EDs are eligible to participate in a number of HMRC-approved all employee share plans on the same basis as other eligible employees.

These plans included a free share element under the AESOP. Under this element of the AESOP, eligible employees can receive up to a maximum of £3,000 per annum in shares based upon the profits of the Company’s UK businesses. The shares are free of tax subject to a retention period. Free shares were awarded in 2012. However, this element of the AESOP has since been discontinued and no awards will be made in 2013. The partnership share element of the AESOP, which the Company also operates, allows participants to invest up to £125 per month out of their gross salary in the Company’s shares. There is currently no matching element to this investment by the Company. However a matching element is due to be introduced in April 2013 through which the Company will match every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. For as long as the employee remains employed by the Company, matching shares will be subject to forfeiture if purchased shares are withdrawn from the AESOP within three years of purchase. From May 2013 participants will also be eligible to receive Dividend Shares through the AESOP. Shares awarded to, or investments made by, EDs through the AESOP are included in table 20 of this Report.

The Aviva Savings Related Share Option Scheme and Aviva Savings Related Share Option Scheme 2007 allow eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a three, five, or seven year HMRC-approved savings contract, subject to a maximum savings limit of £250 per month. In 2012, only three and five year contracts were offered. Details of options granted to EDs under these schemes are included in table 19.

Share ownership requirements

The Company has an internal shareholding requirement such that the Group CEO is required to build a shareholding in the Company equivalent to 200% of base salary and each ED is required to build a shareholding in the Company equivalent to 150% of base salary.

The EDs, including the Group CEO, are required to retain 50% of the net shares released from deferred annual bonuses and LTIPs until the shareholding requirement is met. There is no target date for meeting the share ownership requirement.

Unvested share awards including shares held in connection with compulsory bonus deferrals are not taken into account in applying this test. Table 11 below shows the position at 31 December 2012, based on that day’s closing middle market price of an ordinary share of the Company of 373.00 pence.

Table 11: EDs’ share ownership requirements as at 31 December 20121

	Basic salary	Shareholding excluding restricted shares	Value of shareholding based on a share price of 373.00 pence[2]	Percentage of basic salary	Shareholding requirement
Patrick Regan	£720,000	191,279	£713,470.67	99% (2011: 47%)	150%
Trevor Matthews	£720,000	104,595	£390,139.35	54% (2011: 0%)	150%

Notes

1.	Mark Wilson joined the Board as an ED on 1 December 2012 and became Group CEO on 1 January 2013. He is entitled to receive a base salary of £980,000 per annum with effect from 1 January 2013 and did not receive a salary in 2012. As Group CEO, he will be required to build a shareholding in the Company equivalent to 200% of his base salary. He did not hold any Aviva shares as at 31 December 2012.
2.	Based on the closing middle market price of an ordinary share of the Company on 31 December 2012.

Pension

EDs participate in a defined contribution plan under which they can elect to receive 31% of base salary from the Company minus a contribution of 8% of base salary up to the Scheme Specific Earnings cap (£138,000 in 2012/2013). Above the annual or life-time allowance, a cash alternative in lieu of pension is offered subject to a limit of 31% of base salary minus the 8% contribution.

Performance graph

Table 12 below compares the TSR performance of the Company over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index of which Aviva is a member. The companies which comprise the current LTIP comparator group for TSR purposes are listed in the ‘TSR targets’ section above. The TSR graph for the comparator group has been plotted using the 15 companies (including Aviva) in the comparator group for the 2007 grant, the 16 companies (including Aviva) in the comparator group for the 2008 grant, the 15 companies (including Aviva) in the comparator group for the 2009 and 2010 grants, and the 14 companies (excluding Aviva) in the comparator group for the 2011 and 2012 grants.

Table 12: Aviva plc five-year TSR performance against the FTSE 100 Return Index and the median of the comparator group

EDs’ employment contracts

The key employment terms and conditions of each of the current EDs, as stipulated in their employment contracts, are set out in table 13 below.

Table 13: EDs’ key terms and conditions of employment

Provision	Policy
Notice period By the director By the Company	6 months. 12 months, rolling. No notice or payment in lieu to be paid where the Company terminates for cause.
Termination payment	Pay in lieu of notice up to a maximum of 12 months’ base salary. This may be increased by a discretionary redundancy payment (where appropriate) but any such further termination payment is capped at 12 months’ base salary. Any amount is subject to phased payment and mitigation requirements.
Remuneration and benefits	As described in this Report the operation of the ABP and LTIP is at the Company’s discretion and, in the case of the ACAP and ACDT, at the trustees’ discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Car allowance	Car allowance is received in accordance with the terms of the relevant scheme in operation for the Company as varied from time to time.
Holiday entitlement	30 working days plus public holidays.
Other benefits	Other benefits include PMI and participation in the Company’s staff pension scheme.
Private medical insurance	Private medical insurance is provided for the ED and the ED’s family or the ED can choose to opt out of this benefit or take a lower level of cover and receive 75% of the difference in the cash value of this benefit which will be paid through salary on a monthly basis.
Sickness	In line with senior management terms, i.e. 100% of base salary for 52 weeks, and 75% thereafter.
Non-compete	During employment and for six months after leaving.
Contract dates	Director: Mark Wilson Patrick Regan Trevor Matthews Igal Mayer Andrew Moss	Date current contract commenced: 1 January 2013 22 February 2010 2 December 2011[3] 19 January 2011[1] 1 January 2007[2]

Notes

1.	Igal Mayer resigned from the Board on 19 April 2012 and left the Company on 31 May 2012.
2.	Andrew Moss resigned from the Board on 8 May 2012 and left the Company on 31 May 2012.
3.	Trevor Matthews will resign from the Board prior to the 2013 AGM.

External board appointments

The Company recognises that its EDs can benefit from serving in a personal capacity as a non-executive director of non-Aviva Group companies. At the same time, it is conscious of the corporate governance recommendations that EDs should take account of the time commitment required by a non-executive director (NED) position and ensure that any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of normally allowing senior executives to serve as a NED of one external company, subject to approval by the Board, and for the individual to retain any board fees. None of the EDs held external NED appointments during 2012. Following the disposal of the Group’s interests in Delta Lloyd N.V. in January 2013, Patrick Regan, who was until that time a Company-nominated member on the supervisory board of Delta Lloyd N.V., continued to be a member of the supervisory board in a personal capacity. From that point he has therefore held an external NED appointment. During the time he was a Company-nominated member on the supervisory board of Delta Lloyd N.V. he did not receive a board fee.

Non-executive directors

The NEDs, including the chairman of the Company, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in table 14 below.

Table 14: NED key terms of appointment

Provision	Policy
Period	In line with the requirement of the UK Corporate Governance Code, all NEDs are subject to annual re-election by shareholders at each AGM.
Termination	By the director or the Company at their discretion without compensation upon giving one month’s written notice for NEDs and three months’ written notice for the chairman of the Company.
Fees	As set out in table 15.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively and spend a minimum of 25 days a year on Company business. NEDs spend an average of 41 days a year on Company business, with the chairmen of the Audit, Remuneration and Risk Committees spending substantially more.
Appointment dates	Director	Date of last appointment on letter of appointment	Appointment end date on letter of appointment
	Glyn Barker	3 May 2012	AGM 2013
	Mary Francis[1]	3 May 2012	AGM 2013
	Richard Karl Goeltz[2]	3 May 2012	AGM 2013
	Euleen Goh[3]	3 May 2012	AGM 2013
	Michael Hawker	3 May 2012	AGM 2013
	Gay Huey Evans	3 May 2012	AGM 2013
	John McFarlane	3 May 2012	AGM 2013
	Lord Sharman[4]	3 May 2012	AGM 2013
	Leslie Van de Walle[5]	4 May 2011	AGM 2012
	Russell Walls[6]	3 May 2012	AGM 2013
	Scott Wheway	3 May 2012	AGM 2013

Notes

1. Mary Francis resigned from the Board on 3 October 2012.	4. Lord Sharman retired from the Board on 30 June 2012.
2. Richard Karl Goeltz will retire from the Board prior to the 2013 AGM.	5. Leslie Van de Walle resigned from the Board on 2 May 2012.
3. Euleen Goh resigned from the Board on 31 December 2012.	6. Russell Walls will retire from the Board prior to the 2013 AGM.

It is the Company’s policy to set the fees paid to the chairman of the Company and NEDs taking account of the median market payments in international companies of similar size and complexity. NEDs receive a basic annual fee in respect of their Board duties. A further fee is paid to NEDs in respect of membership and, where appropriate, chairmanship of Board committees.

Fees are reviewed annually and are set by the Board to attract individuals with the required range of skills and experience. In determining the level of fees paid to the NEDs, the Board receives recommendations from the EDs, who consider the NEDs’ duties and responsibilities, together with the time commitment required in preparing for and attending meetings, and the amounts paid by competitors and similar-sized companies.

The Chairman of the Company and NEDs do not participate in any incentive or performance plans or pension arrangements and they also do not receive an expense allowance.

The Company’s articles of association provide that the total aggregate remuneration paid to the Chairman of the Company and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £2 million was approved by shareholders at the Company’s 2012 AGM. EDs are remunerated under their employment contracts and receive no additional fee for serving as Board directors.

Following a review of the fees for holding the position of the senior independent director or a committee chairman or in respect of committee membership, the Board agreed to the fee changes shown in table 15 below. These increases were effective from 1 April 2012. The Board does not intend to increase the fees in 2013. The total amount paid to NEDs in 2012 was £1.5 million.

Table 15: NEDs’ fees from 1 April 2012

Role	Fee from 1 April 2011	Fee from 1 April 2012
Chairman of the Company[1]	£550,000	£550,000
Chairman designate[1,2]	N/A	£275,000
Board membership fee	£65,000	£65,000
Additional fees are paid as follows:
Senior independent director	£25,000	£35,000
Committee chairman (inclusive of committee membership fee)
– Audit	£35,000	£45,000
– Corporate Responsibility	£10,000	£20,000
– Remuneration	£30,000	£35,000
– Risk	£35,000	£45,000
Committee membership
– Audit	£10,000	£15,000
– Corporate Responsibility	£7,500	£10,000
– Nomination	£7,500	£7,500
– Remuneration	£10,000	£12,500
– Risk	£10,000	£15,000

Notes

1.	Inclusive of Board membership fee and any committee membership fees.
2.	The fee for the chairman designate was effective from the commencement of the role on 1 January 2012 until 30 June 2012.
74

Chairman

John McFarlane became chairman designate on 1 January 2012. The fees for his role as chairman of the Company had been set at £550,000 per annum. He became interim executive deputy chairman in May 2012 following Andrew Moss’ departure and executive chairman of the Company on 1 July 2012 until 31 December 2012. Despite the increased responsibilities and time commitment required, John McFarlane indicated that he did not wish to be considered for any additional fee in respect of his role and his fees remained at £550,000 per annum.

Employment contracts and letters of appointment

EDs’ employment contracts and NEDs’ letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s 2013 AGM from 10.45am on 9 May 2013 until the close of the meeting.

Directors’ remuneration in 2012 (audited information)

Table 16 below sets out the remuneration paid or payable to the directors in respect of the year to 31 December 2012.

Table 16: Directors’ remuneration in 20129, 10

	Base salary/fees			Bonus[1]	In-Lieu Pension			Bonus[2]		Total
	2012 £000	2011 £000	2012 £000	2011 £000	2012 £000	2011 £000	2012 £000	2011 £000	2012 £000	2011 £000
Chairman/executive chairman
John McFarlane[3]	413	24	—	—	—	—	145	11	558	35
Executive directors
Trevor Matthews[4]	720	58	—	45	188	—	85	51	993	154
Patrick Regan[5]	699	626	—	765	153	—	34	32	886	1,423
Non-executive directors[6]
Glyn Barker	76	—	—	—	—	—	1	—	77	—
Richard Karl Goeltz	119	107	—	—	—	—	1	—	120	107
Michael Hawker	137	93	—	—	—	—	—	—	137	93
Gay Huey Evans	96	15	—	—	—	—	—	—	96	15
Russell Walls	129	118	—	—	—	—	2	—	131	118
Scott Wheway	112	103	—	—	—	—	—	—	112	103
Former executive directors[11]
Igal Mayer[7]	193	606	—	632	—	—	408	455	601	1,693
Andrew Moss[8]	338	951	—	1,156	216	480	16	98	570	2,685
Former non-executive directors[11]
Mary Francis	76	113	—	—	—	—	1	—	77	113
Euleen Goh	92	83	—	—	—	—	—	—	92	83
Lord Sharman	275	536	—	—	—	—	20	33	295	569
Leslie Van de Walle	30	85	—	—	—	—	—	—	30	85
Total emoluments of directors[9]	3,505	3,518	—	2,598	557	480	713	680	4,775	7,276

Notes

1.	As disclosed elsewhere in this Report, following careful consideration the Committee decided that EDs would not receive a bonus for 2012.
2.	The benefits disclosure includes the cost, where appropriate, of PMI, life assurance, accommodation, travel and car benefits. All the numbers disclosed include the tax charged on the benefits, where applicable. No directors received an expense allowance during the year.
3.	The chairman received travel related benefits, and medical insurance during his period as executive chairman. In accordance with the terms of his appointment, as disclosed in the 2011 Directors’ Remuneration Report, he received reimbursement for such costs reasonably incurred in connection with his relocation to the UK during the 12 month period from the date of his appointment up to a maximum of £125,000, plus reimbursement of the costs incurred in respect of advice sought on the legal and tax implications of his appointment, together with any VAT or equivalent tax payable thereon.
4.	Trevor Matthews received contributions in lieu of pension above the pension annual allowance limit. The figure shown represents contributions paid or payable for 2012. Cash payments were made for the period January to March 2012. A payment into the ACDT was made in April 2012, covering the period April 2012 to March 2013. The portion of the payment relating to 2012 is shown here.
5.	Patrick Regan received contributions in lieu of pension above the pension annual allowance limit, paid as cash. The figure shown represents contributions paid or payable for 2012.
6.	NEDs are reimbursed for expenses, and any tax arising on those expenses is settled directly by Aviva.
7.	Figures shown for Igal Mayer have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2012 of CAD $1.58: £1.00. As disclosed in the 2011 Directors’ Remuneration Report, Mr Mayer was entitled to first class return flights between Toronto and London, and a travel allowance of up to £40,000 per annum for his spouse and dependent children for travel to and from Toronto and London. Aviva also met the cost of rental accommodation in London and utility costs, as well as assistance in preparing his tax returns in line with standard policy. Aviva met the cost of any taxes due on these benefits. Mr Mayer is entitled to receive a further £594,451 in termination payments. This is made up of a payment in lieu of notice (paid in instalments) and legal fees as set out on page 70.
8.	Andrew Moss received no bonus for 2012, although details of a £300,000 payment in full and final settlement of all claims that he might have a bonus are set out elsewhere in this Report. Mr Moss received a contribution in lieu of pension of £503,000 into the ACAP in April 2012, although only £209,000 of this payment was allowed to vest as part of his departure terms. The remaining £294,000 lapsed. He also received a cash supplement in lieu of pension of £6,769. Mr Moss is entitled to receive a further £923,462 in termination payments. This is made up of a payment in lieu of notice (paid in instalments) and legal fees as set out on page 70.
9.	For the purposes of the disclosure required by Schedule 5 to the Large & Medium-sized Companies and Groups (Accounts & Reports) Regulation 2008, the total aggregate emoluments of the directors in respect of 2012 was £6.3 million (2011: £7.7 million). The 2012 figure includes the emoluments for all the directors set out in table 16 and the termination benefits payable to Mr Moss and Mr Mayer as set out in Notes 7 and 8 above. The total aggregate emoluments for 2011 included in table 16 excludes those directors that resigned from office prior to 1 January 2012. Those directors are Mark Hodges (2011 emoluments: £278,722), Andrea Moneta (2011 emoluments: £76,116) and Carole Piwnica (2011 emoluments: £85,000). The total aggregate emoluments for 2011 including those directors was £7.7 million.
10.	Mark Wilson joined the Board as an ED on 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012 and so is not included in this table.
11.	The remuneration figures shown in the table are for or relate to the period during which the director was a director of the Company.

EDs’ pension arrangements (audited information)

The position of the EDs with respect to accumulated pension benefits under the defined benefits section of the Aviva Staff Pension Scheme (ASPS) is set out in table 17 below.

Table 17: EDs’ pension benefits5, 8

	Igal Mayer[7] £000	Andrew Moss £000	Trevor Matthews £000	Patrick Regan £000
Benefit type	Defined benefit/defined contribution	Defined benefit	Defined contribution	Defined contribution
Accrued annual pension at 31 December 2011[1]	431.9	22.5	—	—
Accrued annual pension at 31 December 2012[7]	447.3	23.6	—	—
Gross increase in accrued pension over the year	15.4	1.1	—	—
Increase (decrease) in accrued pension net of inflation over the year	8.5	—	—	—
Employee contribution during the year	—	—	—	—
Defined contribution/defined benefit employer contributions during the year[2]	96.3	—	32.9	50.0
Transfer value of accrued pension at 31 December 2011[4]	7,677.5	529.5
Transfer value of accrued pension at 31 December 2012[4]	8,730.9	545.3	—	—
Change in transfer value during the period less employee contributions[3]	1,053.4	15.8	—	—
Transfer value of net increase (decrease) in accrued pension less employee contributions[6]	166.8	—	—	—
Age at 31 December 2012 (years)	51	54	60	46

Notes

1.	Accrued pensions shown are the amounts that would be paid annually on retirement based on service to the end of the year (or date of leaving if earlier).
2.	The defined contribution employer contributions during the year for Patrick Regan and Trevor Matthews include salary exchange contributions of £9,534 and £8,280 respectively.
3.	The change in transfer value allows for fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as changes in market conditions.
4.	The transfer values have been calculated in line with the relevant legislation and using actuarial assumptions agreed by the trustee. The transfer value at 31 December 2011 previously provided for Igal Mayer included the value of the early retirement subsidies for which Mr Mayer did not qualify following his resignation during 2012.
5.	No former directors received any increase in retirement benefits in excess of the amount to which they were entitled, on the later of the date when the benefits first became payable, or 31 March 1997.
6.	The transfer value of net increase (decrease) in accrued pension shows the value of the increase (decrease) in accrued pension net of the inflation, over the year, net of contributions. This is zero for UK based employees as there is no further accrual of benefits and accrued benefits are increased up to retirement in line with inflation.
7.	Igal Mayer is a member of the Aviva Canada Pension Plan, and the figures shown for him have been converted from Canadian dollars to pounds sterling at the average exchange rate for 2012 of CAD $1.58 : £1.00. Igal Mayer received contributions into the defined contribution section of the Aviva Canada pension plan. The value of his defined benefit pension plan, whilst no longer subject to future service accrual, remained subject to revaluation by reference to salary during 2012.
8.	Benefits deriving from additional voluntary contributions (AVCs) paid by directors are excluded from the amounts below.

Developments in 2013

On 7 February 2013, Aviva announced that Trevor Matthews, executive director and chairman, Developed Markets, will step down from the Board prior to the 2013 AGM. Mr Matthews’ departure terms are not yet agreed, and will be reported in the 2013 Directors’ Remuneration Report.

On 14 January 2013, Aviva announced that Sir Adrian Montague had joined the Board as a non-executive director with effect from the same date.

On 28 January 2013, Aviva announced that Bob Stein had joined the Board as a non-executive director with effect from the same date.

On 6 March 2013, Aviva announced that Richard Karl Goeltz, senior independent director, and Russell Walls, non-executive director, will step down from the Board prior to the 2013 AGM.

Share awards (audited information)

Table 18 below sets out the current position (or the position as at the date of resignation of the director from the Board) of those share-based awards made to the EDs who served during 2012 under current remuneration arrangements.

Table 18: LTIP, ABP, OATTV Plan, CFO Recruitment Share Awards Plan and Conditional Share Award

	At 1 January 2012 Number	Awards granted during year[14] Number	Awards vesting during year[4] Number	Awards lapsing during year Number	At 31 December 2012[11] Number	Market price at date awards granted[1] Pence	Market price at date awards vested Pence	Normal Vesting Date
Patrick Regan
Aviva Long Term Incentive Plan
2010[2]	233,160	—	—	—	233,160	387.70		Mar-13
2011[2]	311,059	—	—	—	311,059	435.60		Mar-14
2012[3]	—	425,223	—	—	425,223	331.50		Mar-15
Aviva Annual Bonus Plan
2011	102,741	—	—	—	102,741	435.60		Mar-14
2012	—	151,700	—	—	151,700	331.50		Mar-15
CFO Recruitment Share Awards Plan[7]
2010 (RRSA)[5]	170,393	13,414[6]	98,610	—	85,197	394.20	356.80	Feb-12,13[8]
2010 (BRDSA)[5]	43,231	—	—	—	43,231	387.70		Mar-13
2010 (OATTV)[2]	55,051	—	—	—	55,051	387.70		Mar-13
Trevor Matthews
Aviva Long Term Incentive Plan
2011[2]	373,271[10]	—	—	—	373,271[10]	300.80		Mar-14
2012[3]	—	482,142	—	—	482,142	331.50		Mar-15
Aviva Annual Bonus Plan
2012	—	8,928	—	—	8,928	331.50		Mar-15
Conditional Share Award[9]
2011	653,721	—	217,907	—	435,814	320.80	356.80	Mar-12, 13,14

Table 18: LTIP, ABP, OATTV Plan, CFO Recruitment Share Awards Plan and Conditional Share Award (continued)

	At 1 January 2012 Number	Awards granted during year[14] Number	Awards vesting during year[4] Number	Awards lapsing during year Number	At 31 December 2012[11] Number	Market price at date awards granted[1] Pence	Market price at date awards vested Pence	Normal Vesting Date
Andrew Moss[12]
Aviva Long Term Incentive Plan
2009[3]	632,324	—	516,419	115,905	—	245.00	344.80	Mar-12
2010[2]	419,365	—	—	—	419,365	387.70		Mar-13
2011[2]	586,117	—	—	—	586,117	435.60		Mar-14
2012[3]	—	785,714	—	—	785,714	331.50		Mar-15
Aviva Annual Bonus Plan
2009	115,365	58,446[6]	173,811	—	—	245.00	344.80	Mar-12
2010	104,702	—	—	—	104,702	387.70		Mar-13
2011	158,393	—	—	—	158,393	435.60		Mar-14
2012	—	229,342	—	—	229,342	331.50		Mar-15
One Aviva, Twice The Value bonus plan
2009[3]	195,876	—	—	195,876	—	245.00		Mar-12
2010[2]	177,770	—	—	—	177,770	387.70		Mar-13
Igal Mayer[13]
Aviva Long Term Incentive Plan
2009[3]	192,871	—	157,517	35,354	—	245.00	344.80	Mar-12
2010[2]	433,296[10]	—	—	—	433,296[10]	387.70		Mar-13
2011[2]	362,056	—	—	—	362,056	435.60		Mar-14
2012[3]	—	472,873	—	—	472,873	331.50		Mar-15
Aviva Annual Bonus Plan
2010	51,155	—	—	—	51,155	387.70		Dec-12
2011	96,722	—	—	—	96,722	435.60		Mar-14
2012	—	125,989	—	—	125,989	331.50		Mar-15
One Aviva, Twice The Value bonus plan
2009[3]	64,486	—	—	64,486	—	245.00		Mar-12
2010[2]	38,366	—	—	—	38,366	387.70		Mar-13

Notes

1.	The actual price used to calculate the ABP and LTIP awards is based on a three day average closing middle market price of an ordinary share of the Company. These were in 2009: 256 pence, 2010: 386 pence, 2011: 434 pence and 2012: 336 pence. The three day average closing middle market price of an ordinary share of the Company used to grant the 2009 OATTV Plan awards were in 2009: 256 pence and 2010: 386 pence. The five day average closing middle market price of an ordinary share of the Company used to grant the Replacement Restricted Share Award (RRSA) in 2010 was 380.22 pence. The three day average closing middle market price of an ordinary share of the Company used to grant the Bonus Replacement Deferred Share Award (BRDSA) in 2010 was 386 pence. The three day average closing middle market price of an ordinary share of the Company used to grant the Conditional Share Award in 2011 was 309 pence.
2.	The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
3.	The performance conditions for awards which were granted or which vested during 2012 are explained elsewhere in this Report. The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
4.	The award date for the awards granted in 2009 which vested in 2012 was 26 March 2009, the award date for the award granted in 2010 which vested in 2012 was 11 March 2010 and the award date for the award granted in 2011 which vested in 2012 was 2 December 2011. The awards which vested in 2012 were released with the net amount being settled in shares and the balance settled in cash and used to pay the resulting tax liability. The monetary value of awards will be calculated by multiplying the relevant number of shares by the closing middle market price of an ordinary share of the Company at the date of vesting.
5.	The shares comprising these awards are restricted shares which are beneficially owned by Patrick Regan and held in trust on his behalf under the terms of a restricted share award agreement. As outlined in the 2010 Directors’ Remuneration Report, income tax and National Insurance Contributions liabilities were paid on the RRSA on 11 March 2010 and on the BRDSA on 30 March 2010.
6.	These figures relate to shares issued in lieu of dividends accrued during the deferral period.
7.	The awards under the CFO Recruitment Share Awards Plan were granted to Patrick Regan following his recruitment in 2010. As disclosed in the 2010 Directors’ Remuneration Report, the RRSA will vest in tranches subject to Mr Regan meeting his personal performance targets, the OATTV is subject to the same performance conditions as the OATTV Plan awards granted to other EDs in 2010 and the BRDSA is not subject to performance conditions and will vest on the third anniversary of the date of grant subject to Mr Regan remaining in employment with the Company.
8.	The performance target attached to the second tranche of the RRSA was met and this tranche vested on 8 March 2012 being the first dealing day following the normal vesting date where no dealing restrictions were in place.
9.	The Conditional Share Award was granted to Trevor Matthews following his recruitment in 2011. As disclosed in the 2011 Directors’ Remuneration Report, this award is not subject to performance conditions and will vest in tranches subject to Trevor Matthews remaining in employment with the Company. Trevor Matthews will cease to be a director of the Company prior to the 2013 AGM. The treatment of his awards will be determined on his ceasing to be an employee of the Company.
10.	These shares were awarded as Phantom Units which will be cash settled on vesting and no shares will be transferred or allotted.
11.	The information shown in this column for Andrew Moss is as at his resignation from the Board on 8 May 2012 and for Igal Mayer is as at his resignation from the Board on 19 April 2012.
12.	25% of Andrew Moss’ 2010 ABP award and 100% of his 2011 and 2012 ABP awards, 2010, 2011 and 2012 LTIP awards and 2010 OATTV award lapsed on his leaving the Company on 31 May 2012. The remaining 75% of his 2010 ABP award will vest on the normal vesting date.
13.	Igal Mayer’s ABP awards vested on 1 June 2012, the first business day after leaving the Company on 31 May 2012. Mr Mayer’s 2010, 2011 and 2012 LTIP awards and 2010 OATTV award lapsed on his leaving the Company on 31 May 2012.
14.	The aggregate net value of share awards granted to the directors in the period was £8.9 million (2011: £12.1 million). The net value has been calculated by reference to the closing middle market price of an ordinary share of the Company at the date of grant. This excludes shares issued in lieu of dividends.

Share options (audited information)

Details of the EDs who were in office for any part of the 2012 financial year and hold or held options over ordinary shares of the Company pursuant to the Company’s share based incentive plans are set out in table 19 below.

Savings-related share options refer to options granted under the HMRC-approved Aviva Savings Related Share Option Scheme 2007. Options are normally exercisable during the six-month period following the end of the relevant (three, five and seven year) savings contract.

Executive share options (approved) refer to options granted under the HMRC-approved schedule to the Aviva Executive Share Option Plan 2005. Options will be exercisable on 30 March 2013 to the extent that the LTIP awards granted in 2010 have vested. Any gain made on exercise of these options will be used to reduce the number of shares vesting under the LTIP. Therefore, the vesting of the options will not increase the overall number of shares received by the EDs from their LTIP awards.

Table 19: EDs’ options over Aviva plc shares

	At 1 January 2012 Number	Options granted during year Number	Options exercised during year Number	Options lapsing during year Number	At 31 December 2012 Number	Exercise Price Pence	Exercise Period[3]
Patrick Regan
Savings-related options 2010	2,903	–	–	–	2,903	310.0	Dec 13 – May 14
Executive share options (approved) 2010	7,772	–	–	–	7,772	386.0	Mar 13
Andrew Moss[1]
Executive share options (approved) 2010	7,772	–	–	–	7,772	386.0	Mar 13
Igal Mayer[2]
Savings-related options 2011	5,923	–	–	–	5,923	268.0	Dec 18 – May 19

Notes

1.	The information shown for Andrew Moss is as at the date of his resignation from the Board on 8 May 2012. Mr Moss’ executive share options lapsed on leaving the Company on 31 May 2012.
2.	The information shown for Igal Mayer is as at his resignation from the Board on 19 April 2012. Mr Mayer’s savings-related options lapsed on leaving the Company on 31 May 2012.
3.	Any unexercised options will lapse at the end of the exercise period.

The closing middle market price of an ordinary share of the Company on 31 December 2012 was 373.00 pence, and the closing middle market price of an ordinary share of the Company during the year ranged from 255.30 pence to 384.00 pence. During the year, no share options were exercised by directors (2011: nil).

EDs did not pay for the award of any share options. The savings related options are granted under an all-employee share scheme and are not subject to performance conditions. The executive share options are linked to awards under the LTIP which are subject to performance conditions (ROE and relative TSR). Additional information can be found in the sections titled ‘LTIP’, ‘ROE targets’ and ‘TSR targets’ on pages 71 and 72.

Dilution

Awards granted under the Aviva employee share plans are met by the funding of two employee trusts administered by external trustees that acquire shares in the market. The current practice is that new issue shares will generally only be issued where it is not practicable or permissable to use the trust. However, the funding policy is kept under review by the Committee and the Board. Details of the shares currently held in the employee trusts are set out in note 28.

During 2012, loans totalling £21.3 million were made to RBC Trustees (CI) Ltd and loans totalling £11.6 million were made to EES Trustees International Ltd to ensure sufficient shares were available to meet the Company’s on-going liabilities.

The Company monitors the number of shares issued under the Aviva employee share plans and their impact on dilution limits. The Company’s usage of shares compared to the relevant dilution limits set by the Association of British Insurers (ABI) in respect of all share plans (10% in any rolling ten-year period) and executive share plans (5% in any rolling ten-year period) was 3.53% and 2.06% respectively on 31 December 2012.

Directors’ interests in Aviva shares

The interests held by each person who was a director during the 2012 financial year and their connected persons in the ordinary shares of the Company are shown in table 20 below. All the disclosed interests are beneficial. The table also summarises the interests in shares held through the Company’s various share incentive plans.

Table 20: Directors’ interests in Aviva shares9

	Shares[1]		ABP[2]		LTIP[3]		OATTV Plan[4]		Options[5]
	1 January 2012[7]	31 December 2012[8]	1 January 2012	31 December 2012	1 January 2012	31 December 2012	1 January 2012	31 December 2012	1 January 2012	31 December 2012
Glyn Barker[7]	—	—	—	—	—	—	—	—	—	—
Mary Francis	4,700	4,700
Richard Karl Goeltz[6]	17,500	17,500	—	—	—	—	—	—	—	—
Euleen Goh	—	—	—	—	—	—	—	—	—	—
Michael Hawker	5,000	5,000	—	—	—	—	—	—	—	—
Gay Huey Evans	—	—	—	—	—	—	—	—	—	—
Trevor Matthews	—	104,595	653,721[10]	444,742[10]	373,271[11]	855,413[12]	—	—	—	—
Igal Mayer[17]	226,150	312,575	147,877	273,866	988,223[15]	1,268,225[15]	102,852	38,366	5,923	5,923
John McFarlane	10,000	10,000	—	—	—	—	—	—	—	—
Andrew Moss[18]	572,216	603,815	378,460	492,437	1,637,806	1,791,196	373,646	177,770	7,772	7,772
Patrick Regan	312,335	319,707	316,365	382,869	544,219	969,442	55,051[13]	55,051[13]	10,675	10,675
Lord Sharman	38,426[14]	40,176[14]
Leslie Van de Walle	17,485[16]	17,485[16]
Russell Walls	8,000	8,000	—	—	—	—	—	—	—	—
Scott Wheway	13,579	13,579	—	—	—	—	—	—	—	—
Mark Wilson	—	—	—	—	—	—	—	—	—	—
Other PDMRs (not included above)[19]	435,741	799,268	642,969	676,970	1,277,848	1,197,144	199,493	118,512	42,790	42,790

Notes

1.	‘Shares’ are the directors’ beneficial holdings in the ordinary shares of the Company and in respect of the EDs include any shares held in trust under the AESOP, being shares purchased by them under the partnership element of the AESOP and any shares granted under the free share element of the AESOP. In respect of Patrick Regan, it also includes the remaining restricted shares held in trust from his RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan. In respect of Andrew Moss, it also includes the remaining restricted shares held in trust from his 2009 and 2010 ABP awards (220,067 shares held at 1 January 2012 and 104,702 shares held at 8 May 2012 the date he ceased to be a director).
2.	ABP relates to entitlements to shares arising through the Aviva Annual Bonus Plan 2005 and the Aviva Annual Bonus Plan 2011. Under these plans, some of the earned bonuses are paid in the form of conditional shares and deferred for three years. For Andrew Moss, this includes the restricted shares referred to in note 1 above. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but the shares can be forfeited if the ED leaves service before the end of the period. In respect of Patrick Regan, 213,624 shares held at 1 January 2012 and 128,428 shares held at 31 December 2012 represent the outstanding shares from the RRSA and BRDSA awarded under the rules of the CFO Recruitment Share Awards Plan and are restricted shares. In respect of Trevor Matthews, 653,721 shares held as at 1 January 2012 and 435,814 shares held as at 31 December 2012 represent the unvested shares awarded under the terms of the Conditional Share Award.
3.	Awards granted under the LTIP which vest only if the performance conditions are achieved.
4.	OATTV Plan awards were granted as a match to the bonus plan awards under the ABP and vest only if the performance conditions are achieved.
5.	‘Options’ are options over shares granted under the SAYE and the Aviva Executive Share Option Plan 2005.
6.	In addition to his ordinary shareholding Richard Karl Goeltz held 14,000 8.25% Capital Securities on 1 January 2012 and 31 December 2012.
7.	The information given in this column is as at 1 January 2012 or the date of appointment of the director (Glyn Barker: 27 February 2012; Mark Wilson: 1 December 2012). On appointment neither of the directors held any shares, awards or options.
8.	The information given in this column is as at 31 December 2012 or the date on which a director ceased to be a director of the Company (Mary Francis: 3 October 2012; Igal Mayer: 19 April 2012; Andrew Moss: 8 May 2012: Lord Sharman: 30 June 2012 and Leslie Van de Walle: 2 May 2012).
9.	The interests of connected persons to the directors are included in the directors’ interests given in the table.
10.	These shares include the balance of the Conditional Share Award.
11.	These shares were awarded as phantom units in 2011 which will be cash settled on vesting and no shares will be transferred or allotted.
12.	These shares represent the phantom units awarded as per note 11 and the LTIP award granted in 2012.
13.	These shares represent the OATTV awarded under the rules of the CFO Recruitment Share Awards Plan.
14.	These shares include 100 American Depository Shares (the equivalent of 200 Aviva ordinary shares). The opening balance figure for Lord Sharman differs from the closing balance figure at 31 December 2011 due to scrip dividend shares issued in November 2011 not being included in the closing balance figure at 31 December 2011.
15	These LTIP awards include 433,296 phantom units which will be cash settled on vesting and for which no shares will be transferred or allotted.
16.	The opening balance figure for Leslie Van de Walle differs from the closing balance figure at 31 December 2011 due to scrip dividend shares issued in November 2011, to his spouse through a nominee account, not being included in the closing balance figure at 31 December 2011. In addition to his ordinary shareholding, Leslie Van de Walle held 897,000 5.9021% £500m Direct Capital Instrument (DCI) on 1 January 2012 and 2 May 2012. The DCIs were held by his spouse through a nominee account.
17.	Igal Mayer’s ABP awards vested on 1 June 2012, the first business day after his leaving the Company on 31 May 2012. Mr Mayer’s 2010, 2011 and 2012 LTIP awards and 2010 OATTV award lapsed on his leaving the Company on 31 May 2012.
18.	25% of Andrew Moss’ 2010 ABP award, and 100% of his 2011 and 2012 ABP awards and 2010 OATTV award lapsed on his leaving the Company on 31 May 2012. The remaining 75% of his 2010 ABP award will vest on the normal vesting date.
19	In prior years, all members of the Group Executive were Persons Discharging Managerial Responsibility (PDMRs). However, during 2012, the PDMRs changed and were no longer reflective of the whole Group Executive. The table shows the aggregate holding of Aviva shares, options and awards for those who were regarded as PDMRs at 31 December 2012, and from the date they became PDMRs during 2012 if they were not a PDMR on 1 January 2012.

In the period from 1 January 2013 to 20 March 2013, the interests of the current directors in Aviva shares increased as follows: Gay Huey Evans acquired 5,000 ordinary shares, Sir Adrian Montague acquired 15,500 ordinary shares, Mark Wilson acquired 150,000 ordinary shares, Bob Stein acquired 7,000 ordinary shares and Michael Hawker’s shareholding increased by 15,500 ordinary shares, all through market purchases. The share interests of Patrick Regan and Trevor Matthews increased by 95,732 and 113,646 ordinary shares respectively following releases of awards under the CFO Recruitment Share Plan and the Conditional Share Plan respectively. The holdings of ordinary shares by “Other PDMRs” increased by an aggregate of 138 ordinary shares as a result of monthly purchases under the AESOP.

Approval by the Board

This Directors’ Remuneration Report was reviewed and approved by the Board on 6 March 2013.

Scott Wheway

Chairman, Remuneration Committee

Shareholder information

In this section
Company address	82
Share capital	82
Related party disclosures	84
Dividend data	84
Guarantees, securitised assets and off-balance sheet arrangements	85
Liquidity and capital resources	85
Regulation	89
Risks relating to our business	95

Company address

The Company’s registered office is St Helens, 1 Undershaft, London, EC3P 3DQ.

The Company’s telephone number is +44 (0)20 7283 2000.

Share capital

The Company has four classes of shares:

■	Ordinary Shares of £0.25 each which constitute equity security and hold voting rights;
■	Cumulative Irredeemable Preference Shares of £1 each, which entitle holders to attend and vote at general meetings only when dividends on such shares are in arrears. Cumulative irredeemable preference shareholders may also attend general meetings and vote on particular proposals when such proposals relate to an alteration of the rights attaching to such shares, a reduction of capital (other than through a redemption or repurchase of shares) or a winding up of business. On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares;
■	Sterling New Preference Shares of £1 each, which have such rights and terms (including terms related to the redemption of shares, ranking and entitlement to dividend and capital) as the Board determines; and
■	Euro New Preference Shares of €1 each, which have such rights and terms (including, terms related to the redemption of such shares, ranking and entitlement to dividend and capital) as the Board determines.

Issued share capital

The Company had an aggregate issued and outstanding ordinary share capital of £736 million as of 31 December 2012. The following table sets out information about the issued and outstanding classes of equity as of 31 December 2012.

	Shares issued and outstanding			Shares covered by outstanding option
Share class	2012 Million	2011 Million	2010 Million	2012 Million	2011 Million	2010 Million
Ordinary Shares, nominal value 25p	2,946	2,905	2,820	25	30	27
8.375% Cumulative Irredeemable Preference Shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative Irredeemable Preference Shares, nominal value £1	100	100	100	—	—	—

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors are still limited as to the number of shares they can allot, as the allotment authority continues to be required under the Act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The Company is not permitted under English law to hold its own ordinary shares. Whilst the Company is presently authorised to repurchase up to 290 million ordinary shares, any shares that are repurchased must be cancelled. Details of the Company’s dividends are set out below under ‘Dividend data’. The Company’s preference shares rank, as to the payment of dividends and capital, as set out in note 29.

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of these schemes are set out in ‘Financial statements IFRS – Note 27 – Group’s share plans’.

Share Investment Plan

The Company’s UK resident employees of participating companies can buy ordinary shares in the Company by making monthly contributions from their gross salary. Contributions can be a minimum of £5 and a maximum of £125 per month (or, if less, 10% of gross salary). Contributions are held in a trust by an independent trustee and shares are allocated within 30 days of the employee’s monthly contribution date. Employees can withdraw their shares from the trust at any time on payment of income tax and National Insurance Contributions (NIC). However, after five years shares can be withdrawn from the trust free of income tax and NIC.

There is currently no matching element to this investment by the Company. However a matching element is due to be introduced in April 2013 through which the Company will match every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. Matching shares will be subject to forfeiture if purchased shares are withdrawn from the Aviva All Employee Share Ownership Plan (AESOP) within three years of purchase, as long as the employee remains employed by the Company. From May 2013 participants will also be eligible to receive Dividend Shares through the AESOP.

Shares to satisfy options and awards

Since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares.

At 31 December 2012, 10,053,515 shares were held by the employee share trusts as compared to 13,284,476 at 31 December 2011, in both instances following the share purchases and distributions to individual employees throughout the year. These shares have an aggregate nominal value of £2,513,379 and market value £37,499,611 as of 31 December 2012, compared to £3,321,119 and £39,959,704 at 31 December 2011, respectively. Shares held by separate employee share trusts on behalf of specific individuals have not been included in these amounts. Further details are given in ‘Financial statements IFRS – Note 28 – Shares held by employee trusts.’

History of share capital

The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2010	2,766,611,374
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	722,968
Shares issued in lieu of dividends[2]	52,814,300
At 31 December 2010	2,820,148,642
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	1,574,706
Shares issued in lieu of dividends[2]	83,989,590
At 31 December 2011	2,905,712,938
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	3,335,566
Shares issued in lieu of dividends[2]	36,923,757
At 31 December 2012	2,945,972,261

1. For more information on our various option schemes, see note 27 in the financial statements.

2. The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors are still limited as to the number of shares they can at any time, allot as the allotment authority continues to be required in the Act save in respect of employee share schemes.

There were no changes to the voting rights of any class of shares during 2010, 2011 or 2012, other than issuances in connection with our various employee option schemes and under the Company’s scrip dividend scheme. The Company did not issue shares for consideration other than cash during 2010, 2011 or 2012. In addition, at the Company’s general meetings in 2010, 2011 and 2012, shareholders authorised the limited dis-application of Section 561 of the Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

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

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2012 £m	2011 £m	2010 £m
Salary and other short-term benefits	4.7	6.7	8.1
Post-employment benefits	1.9	1.7	1.6
Equity compensation plans	4.8	5.9	6.4
Termination benefits	1.5	0.7	—
Other long term benefits	0.4	2.8	2.5
Total	13.3	17.8	18.6

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, from Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

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

Services provided to other related parties

		2012		2011		2010
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	—	—	—	—	47	—
Joint ventures	23	103	23	125	18	375
Employee pension schemes	12	6	13	9	10	2
	35	109	36	134	75	377

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2012 amounts payable at year-end were £nil, and expenses incurred during the period were

£5 million.

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

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘Financial Statements IFRS – Note 15 – Interests in, and loans to, joint ventures’. Total loans at 31 December 2012 and at the end of each of the last three financial years are shown in the table below:

	2012 £m	2011 £m	2010 £m
Loans to joint ventures	92	100	375

Dividend data

The Company has a policy to pay a progressive dividend with reference to growth in cash flows and earnings. Under UK company law, we may only pay dividends if the company has ‘distributable profits’ available. ‘Distributable profits’ are accumulated, realised profits not previously distributed or capitalised, less accumulated, unrealised losses not previously written off based on IFRS. Even if distributable profits are available, we pay dividends only if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and the payment of the dividend does not reduce the amount of our net assets to less than that aggregate.

As a holding company, the Company is dependent upon dividends and interest from our subsidiaries to pay cash dividends. Many of the Company’s subsidiaries are subject to insurance regulations that restrict the amount of dividends that they can pay to us.

Historically, the Company has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions set out above, the payment of interim dividends on ordinary shares is made at the discretion of our Board, whilst payment of any final dividend requires the approval of the Company’s shareholders at a general meeting. Preference shares are irredeemable and dividends on preference shares are made at the discretion of our Board.

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

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through the Aviva Scrip Dividend Scheme. For the 2008 interim dividend, the Aviva Scrip Dividend Scheme was replaced by a dividend reinvestment plan (DRIP). For those shareholders participating in the DRIP, the Company paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend, Aviva withdrew the DRIP and reintroduced the Aviva Scrip Dividend Scheme. For the 2012 final dividend, the Aviva Scrip Dividend Scheme has been withdrawn. For the 2012 final dividend, the Aviva Scrip Dividend Scheme has been withdrawn.

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

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80
2011	10.00	15.70	16.00	25.27
2012	10.00	15.85	9.00	na

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in Note 38. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in Note 49(b).

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2012, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Principal warranties include the accuracy and completeness of the statement of financial position at an agreed specified date, details of outstanding litigation, regulatory matters, material contractual commitments, the position on tax filings and other customary matters together with any specific items identified during due diligence. In addition, specific clauses cover such items as regulatory approvals and licences, the basis of calculation regarding actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

There are a number of outstanding claims on recent disposals, none of which are material. There are also open claim periods on other recent disposals on which we have neither received, nor expect to receive, any such claims. We believe that there is no material exposure in this respect.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities in our UK Life business, as set out in Note 21. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. If a partnership is managed by a contractual agreement where the parties have joint control but no individual party exerts overall control, notwithstanding that the Group’s partnership share or economic interest in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2012, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 50.52% economic interest.

Note 15 provides a list of the principal PLPs accounted for as joint ventures, as well as summarised information on the income, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2012, we had £157 million capital commitments to these PLP joint ventures.

Liquidity and capital resources

Treasury function

The treasury function of our business is managed by our centralised treasury team, headed by the Group treasurer. The Group treasurer acts as owner of Group business standards for liquidity and foreign exchange risk management within the Group risk governance and oversight framework. Changes in policy require the agreement of the chief risk and capital officer. These policies are independently implemented and monitored by each of our businesses. Our central treasury team is split into distinct functions: a Group team, which develops our overall treasury strategy and our treasury team at Aviva Investors, which manages and monitors our treasury and cash flow positions for our holding companies. Each business unit is responsible for monitoring its own cash and liquidity positions, as well as its ongoing funding requirements. It is our policy to make the majority of our financing arrangements at the parent company level for our business units, primarily through external borrowings and equity offerings. This enables us to achieve the efficiencies afforded by our collective size. A number of our business units also raise debt on their own behalf.

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company where our working capital is largely representative of our liquidity, we believe that our working capital is sufficient for our present operational requirements. For additional information, see ‘Note 53 – Risk management – liquidity risk’.

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

At 31 December 2012, total consolidated cash and cash equivalents net of bank overdrafts amounted to £23,248 million, an increase of £847 million over £22,401 million in 2011.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, such as issuing $650 million Fixed Rate Tier 1 notes in May 2012, and intends to continue to monitor liquidity closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:

■	Match the profile of our assets and liabilities, taking into account the risks inherent in each business;
■	maintain financial strength to support new business growth whilst still satisfying the requirements of policyholders, regulators and rating agencies;
■	retain financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
■	allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
■	manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the Group through dividends and capital injections is discussed later in this section under the headings ‘Sources of liquidity’ and ‘Capital injections’.

At 31 December 2012, the Group had £16.5 billion (31 December 2011: £20.6 billion) of total capital employed on an IFRS basis in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.

In 2012, the total capital employed decreased by £4.1 billion. The decrease is primarily driven by the Group’s loss after tax, actuarial losses on staff pension schemes and the payment of the dividend.

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

In May 2012, we issued $650 million of Fixed Rate Tier 1 notes callable in 2017. In June 2012, we repaid a $300 million subordinated debt instrument at its first call date.

At 31 December 2012, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £8.3 billion (2011: £8.5 billion). Of the total borrowings, £5.1 billion (2011: £5.3 billion) are considered to be core borrowings and are included within the Group’s capital employed. The balance of £3.2 billion (2011: £3.2 billion) represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2012, we had undrawn committed credit facilities expiring within one year of £0.4 billion (2011: £1.0 billion) and £1.7 billion in credit facilities expiring after more than one year (2011: £1.1 billion). Of these facilities, £750 million was allocated in 2012 (2011: £750 million) to support our commercial paper programme.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘Financial statements IFRS – Note 45 – Borrowings’. Commercial paper is issued for terms up to 12 months and is generally reissued at maturity. The earliest repayment date for other debt instruments is a €650 million subordinated debt instrument with a first call date of 2 October 2013 at the option of the company. At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon and deferring repayment until future coupon dates or 2023 at the latest.

The table below presents our debt position for the periods indicated:

	2012 £m	2011 £m
Core structural borrowings
Subordinated debt	4,337	4,550
Debenture loans	199	199
Commercial paper	603	506
	5,139	5,255
Operating borrowings
Operational borrowings at amortised cost	1,868	1,889
Operational borrowings at fair value	1,332	1,306
	3,200	3,195
	8,339	8,450
Less: Amounts classified as held for sale	(145)	–
Total	8,194	8,450

In the UK, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,332 million (2011: £1,306 million). We continue to receive fees from these special purpose entities in respect of loan administration services.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘Financial statements IFRS – Note 21 – Securitised mortgages and related assets’.

Undrawn borrowings

At 31 December 2012, we had £2.1 billion (2011: £2.1 billion) undrawn committed central borrowing facilities available to us, provided by a range of leading international banks, all of which have investment grade credit ratings. We have allocated £750 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2012 £m	2011 £m
Expiring within one year	420	955
Expiring beyond one year	1,725	1,160
Total	2,145	2,115

Our committed central borrowing facilities have two financial covenants:

■	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2012, borrowings were 62% of total shareholders funds.
■	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2012, total shareholders funds were 140% of non-life net written premiums.

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

The table below shows liquid resources provided to Group Centre from operating companies, subsidiaries, associates and joint ventures in 2012:

2012 Amounts received £m
UK life insurance	150
UK general insurance	150
Canada	136
France	217
Spain	68
Poland	70
Other operations	153
Total	944

Subsequent to the year end, the Group has taken action to improve its access to dividends from the Group’s insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (“AGH”) has purchased from Aviva Insurance Limited (“AIL”) its interest in the majority of its overseas businesses.

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2012, Aviva plc itself had distributable reserves of £3,037 million, which would have covered three years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading ‘Regulatory capital position’. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

The Group has received and expects to receive proceeds on completion of the disposals as disclosed in ‘Financial statements IFRS – Note 3 – Subsidiaries’.

Aviva plc has established two main programmes for the issuance of external debt by Aviva plc. For short-term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies. At 31 December 2012, the outstanding debt issued under this programme was £603 million (2011: £506 million excludes commercial paper issued by Delta Lloyd). More details of movements in debt can be found on page 86 in the ‘Management of debt section’.

For longer term debt we have established a Euro Medium Term Note (EMTN) programme. This programme has documentation readily available to allow quick issuance of long-term debt with a variety of terms and conditions. Debt issued under this programme may be senior debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2012, the outstanding debt issued under this programme was £2,076 million (2011: £1,894 million).

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.

In 2012, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instruments and Fixed Rate Tier 1 notes amounted to £720 million, compared with £506 million in 2011.

In 2012, our total interest costs on central borrowings were £317 million. This compared with £324 million of interest paid on central borrowings in 2011. Total corporate centre expenses in 2012 were £136 million compared with £138 million in 2011.

An additional application of our funds is the acquisition of businesses. In 2012, cash paid for the acquisition of subsidiaries, joint ventures and associates from continuing operations net of cash acquired amounted to £129 million, compared with cash paid of £114 million in 2011.

Capital injections

We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations. Capital is provided either by equity or, where a local holding company is in place, may be via loans with the holding company subsequently injecting equity capital in the regulated operating company. Each capital injection is subject to central review and approval by the Board of the relevant holding company and needs to meet our required internal rates of return. To the extent that capital injections are provided or funded by regulated entities, then we have to consider the impact on regulatory capital of the capital injection.

Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £169 million and £296 million in 2012 and 2011 respectively.

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

Year ended 31 December 2012

Net cash from operating activities

Total net cash from operating activities increased by £2,636 million to a £2,294 million inflow in 2012 (2011: £342 million outflow). The increase is primarily due to an increase in flows from the net purchase/sale of operating assets.

Net cash from investing activities

Net cash from investing activities decreased by £93 million to £15 million outflow (2011: £78 million inflow). The decrease is mainly a result of a decrease in cash inflows from disposal of subsidiaries, joint ventures and associates, partly offset by lower cash used in discontinued operations.

Net cash out flow on financing activities

Net cash used in financing activities decreased by £654 million to an outflow of £1,119 million (2011: £1,773 million outflow). The decrease is due to proceeds from the issuance of a Fixed Rate Tier 1 notes, and lower cash used in discontinued operations partly offset by higher dividend payments.

Net cash and cash equivalents

At 31 December 2012, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £23,248 million, a increase of £847 million over £22,401 million in 2011.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Performance review – Financial and operating performance – Exchange rate fluctuations’.

Year ended 31 December 2011

Net cash from operating activities

Total net cash from operating activities decreased by £2,149 million to £342 million outflow in 2011 (2010: £1,807 million inflow). The decrease is primarily due to higher claims in the long-term business.

Net cash used in investing activities

Net cash from investing activities decreased by £271 million to £78 million utilised (2010: £349 million utilised). The decrease is a result of cash used in discontinued operations.

Net cash out flow on financing activities

Net cash used in financing activities was £420 million higher at £1,773 million (2010: £1,353 million). The increase is due to a higher repayment of borrowings during the year.

Net cash and cash equivalents

At 31 December 2011, total consolidated net cash and cash equivalents amounted to £22,401 million, an decrease of £2,294 million over £24,695 million in 2010.

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

European Insurance Groups Directive

	UK Life funds £bn	Other business £bn	2012 £bn	2011 £bn
Insurance Groups Directive (IGD) capital resource	5.2	9.2	14.4	14.1
Less: capital resources requirement (CRR)	(5.2)	(5.4)	(10.6)	(11.9)
Insurance Groups Directive (IGD) excess solvency	–	3.8	3.8	2.2
Cover of EU minimum (calculated excluding UK Life funds)			1.7 times	1.3 times

The EU IGD regulatory capital solvency surplus has increased by £1.6 billion since 31 December 2011 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Adjusted operating profits net of other income and expenses	0.9
Dividend and appropriations, net of shares issued in lieu of dividends	(0.7)
Market movements including foreign exchange[1]	1.3
Pension scheme funding	(0.2)
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	0.1
Estimated IGD solvency surplus at 31 December 2012	3.8

1. Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2012 £m	2011 £m	2010 £m
Investment property	6	23	63
Property and equipment	36	36	160
Total	42	59	223

Contractual obligations for future repairs and maintenance on investment properties are £nil (2011: £nil, 2010: £1 million). We have capital commitments to our joint ventures of £157 million (2011: £258 million, 2010: £45 million) and to other investment vehicles of £nil (2011: £nil, 2010: £nil). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

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

The EU operates by promulgating directives that must be implemented into local national legislation within each EU member country. These directives set minimum standards for national legislatures to meet, with each legislature able to decide how they should be implemented. National governments may not pass laws which fail to meet the minimum standards set out in a directive, but are generally free to impose legal requirements which go beyond those required. Directives are written at a fairly high level, with more detail being provided at national level through legislation developed in accordance with the local legal system. Even greater detail may be imposed through the rules and regulations of national regulators and, for financial services businesses these rules can be extensive.

The EU may also impose requirements directly on countries through regulation. EU financial services regulation is based on the principle of ‘home country control’, which makes the home country regulator responsible for monitoring compliance with all applicable regulation.

Key directives of particular relevance to the financial services industry, and so to Aviva’s businesses in the EU include:

Third Life and Non-Life Directives

These directives implemented the home country control principle for life and non-life insurance business in the mid-1990s and placed the responsibility for such issues as solvency, actuarial reserves, investment of assets, and certain governance issues on the home country regulator. Most companies licensed to conduct insurance business in one member state may rely on their home country regulation to ‘passport’ into all other member states to conduct business without having to be separately licensed in each. The general exception is selling activity which continues to be regulated by the state in which the sale takes place.

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

Since approval, the focus has been on developing the technical standards and requirements necessary to determine how the directive will be applied in practice, and expected amendments to the Solvency II Directive (Omnibus II Directive) following the creation of the new European Supervisory Authorities (ESAs) in September 2010. It is still not clear when these developments, including the implementation requirements will become legislation.

The European Insurance and Occupational Pensions Authority (EIOPA), replaced CEIOPS on 1 January 2011. A proposed amending directive was published in January 2011 (‘Omnibus II Directive’) to update Solvency II. Omnibus II set out powers for EIOPA to issue binding guidance/standards, changes to specific aspects of Solvency II and delays to the implementation of Solvency II. The details of Omnibus II are still being negotiated and it is not clear when Omnibus II will become legislation. Solvency II is currently set to apply to insurers from 1 January 2014. This date is expected to be changed in 2013.

EIOPA proposes to issue guidelines for supervisors in 2013 as interim measures to address the uncertainty caused by the ongoing delays to Solvency II and encourage harmonisation of supervisory approach across jurisdictions while Solvency I remains in force. These guidelines are expected to cover systems of governance, ORSA, internal model application procedures and reporting to supervisors. The FSA has proposed changes to its ICAS regime following the continuing delay. These changes will allow companies to use the work done in preparation for Solvency II for ICA.

This highlights the need for continued and engaged industry participation. Aviva continues to actively participate, through the key European industry working groups, who provide the voice of the industry, in ongoing discussions in Brussels.

Future EU developments

During 2013 the European Commission will be undertaking a review of the European System of Financial Supervision (ESFS). The ESFS includes the three sector specific European Supervisory Authorities (ESAs) that have powers to make binding rules and drive supervisory consistency and convergence through a single rule book.

There are a number of European dossiers that are expected to progress during 2013, including Packaged Retail Investment Products (PRIPs) that will introduce common product disclosure standards and sales conduct rules, the review of the Insurance Mediation Directive (IMD) and the MiFID, the European Market Infrastructure Regulation (EMIR) that will introduce central clearing for standard Over the Counter (OTC) derivatives, the Directive for Institutions of Occupational Retirement Provisions (IORP) that sets rules for occupational pension schemes, and the Alternative Investment Fund Managers Directive (AIFMD) that will introduce a regime governing the marketing of alternative investments to EU investors.

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

It should be noted that during 2013 the FSA will be replaced by two separate regulatory bodies, the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

The FSA’s regulation of the Group

A number of the Group’s UK subsidiaries are directly authorised and regulated by the FSA, including our insurance companies (e.g. the UK Life and UK General Insurance companies), asset managers (Aviva Investors) and intermediaries (UK Healthcare). Aviva plc, although not directly authorised by the FSA, does itself come within the scope of some regulation as the ultimate insurance holding company in the Group.

As Aviva is a UK-based group, the FSA has the responsibility of acting as lead regulator (i.e. the cross-sector supervisory co-ordinator) for the Group within the EU.

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

The FSA regulates from a legal entity perspective, even though Aviva tends to operate by business unit. However, the FSA also expects that Aviva’s regulated subsidiaries operate within an overall framework of Group governance and controls. Its rules expressly provide that any systems and controls which operate on a Group basis will be taken into account in determining the adequacy of a regulated subsidiary’s systems and controls. The robustness of these Group controls is therefore subject to scrutiny and challenge by the FSA.

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

The FSA therefore maintains a ‘close and continuous’ relationship with us, with day-to-day supervision of Aviva conducted by a dedicated team within its Prudential and Conduct Business Units. In practice, this means that a wide range of Group, regional and UK business unit senior managers have regular scheduled meetings with the FSA, and other meetings and discussions on specific issues take place as the need occurs. This adds up to weekly or even daily FSA interaction at UK region, business unit and Group level, and the sharing of detailed information about the Group.

The FSA has also, periodically, conducted formal Advanced Risk-Responsive Operating framework (ARROW) reviews of Aviva to assess the level of risk posed by the Group to each of the FSA’s objectives. The last full risk assessment was conducted in 2011/2012.

Areas of potential risk or weakness where the FSA particularly requires Aviva to focus attention are formally set out in a Risk Mitigation Plan (RMP), with both risk assessment and RMP issues up-dated on an ongoing basis between each ARROW review.

The majority of RMP actions set by the FSA after the 2011/2012 ARROW review have been actioned by Aviva, and the remainder are being progressed in accordance with timescales agreed with the FSA.

The FSA has highlighted in its Business Plan 2012/2013 that its key focus areas for 2012/2013 would be:

■	delivering the regulatory reform programme;
■	continuing to influence the international and European policy agenda;
■	delivering financial stability by maintaining ongoing supervision of firms in a period of continued fragility in markets including business model analysis, capital/liquidity assessments, recovery and resolution planning and the Significant Influence Function regime;
■	delivering market confidence and credible deterrence; and
■	delivering on the principal FSA initiatives to improve consumer protection – early product intervention, the Retail Distribution Review (RDR) and Mortgage Market Review (MMR).

Outside of the UK, each Aviva business is regulated by its own national regulator(s). However, overseas operations are also within the remit of the FSA to the extent that they have an interest in the systems and controls by which the Group manages its overseas businesses to mitigate the risk of financial shocks arising overseas flowing through to the UK.

The FSA monitors the strategy and performance of the Group’s international businesses through its programme of regular meetings and thematic reviews.

The FSA aims to play a leading role in the development of both EU and international regulation. It is, in particular, in the vanguard of the movement towards risk-based insurance regulation.

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

The FSCS funding system, for the purposes of meeting FSCS compensation costs, has been reviewed to take into account the replacement of the FSA by the PRA and the FCA in 2013. Following this review the FSCS levy is to split into eight broad classes:

■	the deposits class;
■	the life and pensions provision class;
■	the general insurance provision class;
■	the investment provision class;
■	the life and pensions intermediation class;
■	the home finance intermediation class;
■	the investment intermediation class; and
■	the general insurance intermediation class.

The permissions held by each firm determine into which class, or classes, it falls.

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

United States

During 2012 we wrote life and annuity business in the United States through Aviva USA Corporation (Aviva USA), a wholly owned subsidiary formed by the merger of Aviva Life Insurance Company of America with AmerUS which it acquired in July 2006. Aviva USA is domiciled in Iowa and is the holding company for Aviva Life and Annuity Company which is licensed to conduct business in all states except New York and Washington D.C. In New York it operates a wholly owned subsidiary, Aviva Life Insurance Company of New York. Aviva plc reached agreement, in December 2012, to sell Aviva USA and, subject to regulatory approval, the sale is expected to close during 2013.

The US insurance industry is regulated primarily on a state-by-state basis. Individual states have authority to pass statutes, adopt regulation or issue directives to regulate insurance activities within their jurisdiction.

Consequently, life insurance companies are subject to regulation both in their domicile state as well as in each state in which they operate. State regulation can vary from state to state. All have laws and regulations covering the financial aspects of the insurance business, including standards of solvency, reserves, reinsurance and capital adequacy. In addition, most states have specific regulation governing licensing and the conduct of selling agents as well as the approval of products and associated product forms and literature.

Federal initiatives

While the National Association of Insurance Commissioners (‘NAIC’) has no statutory powers, its members are the insurance commissioners in each state and it acts as a forum to develop and propose model laws and regulations. Each state then decides whether to adopt the NAIC model laws or regulations and each state may make changes to the model laws during the adoption process. However, the models are generally widely adopted; an example being the ‘Suitability in Annuity Transactions Model Regulation’.

NAIC has a commitment to modernising the state-based system of insurance regulation and is pushing forward an action plan aimed at achieving consistency of approach between states on a number of issues including risk management and the solvency regulatory framework . The American Council of Life Insurers (‘ACLI’) has, in the past, proposed an optional federal charter (‘OFC’) under which life insurers could choose to be federally regulated instead of state regulated. However, the OFC has not been adopted.

In 2010, Congress passed a law adopting significant federal regulatory reforms for the financial services industry in the US. The new law will impose stricter prudential standards on systemically significant financial companies, higher risk financial activities and introduce new mechanisms for resolving failures of significant financial companies. The law requires additional stress testing and reporting on a regular basis. In addition, a Federal Insurance Office (‘FIO’) has been established within the Treasury Department to monitor the insurance industry, co-ordinate federal policy and, along with the US Trade Representative, enter into international agreements on prudential insurance matters.

While the FIO will have no direct regulatory authority over the business of insurance, such international agreements could pre-empt inconsistent state insurance laws. The FIO is also required, among other things, to conduct a study of how to improve and modernise insurance regulation and to report to Congress. The new law does not currently have any immediate and significant impact on the Company and the FIO is still in the process of drafting its required report. We will continue to monitor the FIO and its activities.

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

Effective 31 December 2005, the NAIC implemented new requirements, referred to as C-3 Phase II, for calculating risk-based capital in connection with variable annuity products with death and living benefit guarantees. These changes did not have a material effect on our US operations, and at 31 December 2012, the Company’s total adjusted capital under the NAIC’s definition substantially exceeded Iowa standards.

Canada

We write property and casualty business in Canada via a number of wholly owned companies.

Insurance business in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (OSFI) for prudential supervision (i.e. capital adequacy, solvency, etc). OSFI derives its powers from the federal Insurance Companies Act (Canada) which governs the structure and operation of federally incorporated insurance companies.

The capital adequacy of insurance companies is monitored under the Minimum Capital Test (‘MCT’), a risk-based framework allowing for capital to be assessed on the basis of an individual company’s risk profile taking account of the investments held and insurance business being written. Companies have their own internal MCT target that is communicated to OSFI, which is set to ensure that they maintain capital in excess of 150% of the OSFI minimum requirement.

There are also ten individual provincial regulators each regulating predominantly conduct of business issues such as policy terms and conditions, and rates and underwriting of companies they have licensed to write business in the province.

Asia

We operate in Asia through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business is predominantly long-term and savings business, with small general insurance and health operations.

There are wholly owned businesses in Singapore and Hong Kong. During 2012 Aviva also operated businesses in China, India, Malaysia, Sri Lanka, Taiwan, Korea, Indonesia and Vietnam which, depending on the nature and extent of the control exerted by Aviva, were accounted for as subsidiaries, joint ventures or associates. Aviva plc reached agreement in 2012 to sell its business in Sri Lanka, and in January 2013 also reached agreement to sell its business in Malaysia, subject to regulatory approval.

The Asia area is made up of a number of widely differing and independent markets. The markets tend to be at different stages in their development but each has its own regulatory structures and Aviva complies with the local regulation in each of the countries in which it operates.

Industry regulation typically focuses on financial stability, i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets regulators have the power to revoke operating licences, regulate shareholder structures and the participation in and the payment of dividends. Asia markets are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

Intellectual property

Our primary brands (the Aviva name and Logo) are registered trademarks in the UK and are registered or pending in all other countries where Aviva has operations.

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

Our results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth, high sovereign debt within, and to a lesser degree outside, the Eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in the Middle East and North Africa, have contributed to increased volatility in the financial markets and diminished expectations for the global economy going forward. Global fixed income markets continue to experience periods of both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.

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

We offer our products and services in Europe (including the UK), North America and the Asia Pacific region through wholly owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which we are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social, regulatory and political conditions.

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

The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and US-based financial institutions, the stability of the global financial markets and any economic recovery. The Group holds investments in UK and non-UK securities. See ‘Performance Review – Analysis of Investments’ for more information.

If an EU member state were to default on its obligations or seek to leave the Eurozone, or if the Eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group. Such events could adversely affect our business and results of operations, financial condition and liquidity.

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

We use reinsurance and hedging programs to hedge various risks, including certain guaranteed minimum benefits contained in many of our long-term insurance and fund management products. These programs cannot eliminate all of the risks and no assurance can be given as to the extent to which such programs will be effective in reducing such risks. Our obligations under our fund management and insurance products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. Defaults by such counterparties could have a material adverse effect on our financial condition and results of operations.

We are also susceptible to an adverse financial outcome from a change in third-party credit standing. As well as having a potential impact on spreads, rating movements can trigger solvency and accounting impacts.

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

As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment return. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates, which increases this risk. Lowering interest crediting or policyholder bonus rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortisation of policy acquisition costs and significantly lower spreads may cause us to accelerate amortisation, thereby reducing net income in the affected reporting period. In addition, during periods of declining interest rates, the guarantees within existing life insurance and annuity products may be more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

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

See ‘Financial statements IFRS – Note 53 – Risk management’.

Changes in short or long term inflation may cause policyholders to surrender their contracts, increase the size of our claims payments and expenses and reduce the value of our investments, which could adversely affect our results of operations and financial condition.

We are subject to inflation risk through our holdings of fixed interest and other investments and as a result of the potential for the cost of claims and expenses to rise faster than anticipated in our pricing or reserving. Changes in inflation could also affect the value perceived to be offered by our policies and so adversely affect persistency levels.

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

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit-linked, participating and fund management business. The unit-linked and fund management business depends on fees related primarily to the value of assets under management and would therefore be reduced by declines in equity and property markets. Profits could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies, or switching to lower risk funds generating lower income, or as a result of our fund management companies failing to attract funds from new investors. Similarly, bonuses credited to participating policyholders will reduce, following declines in equity and property markets and this will generally also lead to reductions in transfers to shareholders.

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

We operate internationally and are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2012, over half of our premium income arises in currencies other than sterling, and our net assets are denominated in a variety of currencies, of which the largest are the euro, sterling and US dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive.

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

Periods of significant and sustained downturns in equity markets, increased equity or interest rate volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance in combination with derivative instruments to mitigate some of the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions mitigate the risks related to these benefits, we remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay, although this may be partially mitigated by the posting of collateral by our counterparties.

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

At a Group level, we need our subsidiaries to remit dividends to the Group to meet operating expenses, taxes, interest on our debt, dividends on our capital stock and repay maturing debt. Dividends from subsidiaries can become constrained by adverse business experience, regulatory actions etc which could have a material adverse effect on our business. At an operational level we also need liquidity to meet our liabilities. Without sufficient liquidity, we could be forced to curtail our operations and our business would suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, junior subordinated debt, securities, capital securities and stockholders’ equity.

We hold certain investments that may lack liquidity such as privately placed fixed-maturity securities, and unlisted equities, and other investments where the inputs used for their valuation are not directly observable in the market. These asset classes represented approximately 5.3% of the total assets held at fair value as of 31 December 2012 (6.3% excluding assets held for sale). As has been the case across the industry, even some of our higher-quality assets have been more illiquid as a result of the recent challenging market conditions.

The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our higher-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for each asset. If we were forced to sell certain of our assets in the current market, there can be no certainty that we would be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

We may need to seek additional financing in the event internal resources are not sufficient to meet our needs. The availability of additional financing would depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry and the market’s perception of our financial condition. Disruptions and uncertainty or volatility in the capital and credit markets may exert downward pressure on availability of liquidity and credit capacity for certain issuers and may limit our access to capital required to operate and grow our business. Such market conditions may limit our ability to replace, in a timely manner, maturing debt, satisfy statutory capital requirements and generate fee income and market-related revenue to meet liquidity needs.

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

As a holding company, Aviva plc has no substantial operations of its own. Its principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends, which in some circumstances could limit our ability to pay dividends to shareholders. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our business.

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

The Group’s life insurance companies are required to make a number of assumptions in relation to the business written, including the mortality and morbidity rates of our customers, the development of interest rates, lapse rates (the rates at which customers terminate existing policies prior to their maturity dates) and future levels of expenses. These assumptions may turn out to be incorrect.

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

Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect, thereby adversely impacting our profit. Additionally, man-made disasters, including accidents and intentional events, are particularly difficult to predict with a high degree of accuracy. These would also have an adverse impact on our profit due to higher than expected claims.

Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. together with related claims handling costs.

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

Longevity statistics are monitored in detail and compared with emerging industry trends. The results are used to inform both the reserving and pricing of annuities within the Group. It is likely that uncertainty will remain in the development of future longevity that cannot be mitigated.

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

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are driven by the production of new and renewal business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency and expenses to administer the business. Of these factors, investment margins and general insurance underwriting profit are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual amount is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on our results of operations or financial condition.

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

As a global financial services organisation, we rely to an extent on the quality of local management in the countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional employees. Competition for such key employees is intense. Our ability to attract and retain key employees is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

There are inherent funding risks associated with our participation in defined benefit staff pension schemes.

We operate both defined benefit and defined contribution staff pension schemes. The defined benefit section of the UK staff pension scheme was closed to new members from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. Closure of the defined benefit scheme has removed the volatility associated with adding future accrual for active members.

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

The UK pension schemes are subject to statutory requirements with regards to funding and other matters relating to the administration of the schemes. Compliance with these requirements is subject to regular review. A determination that we have failed to comply with applicable regulations could have a negative impact on our results of operations or our relationship with current and potential contributors and employees and adverse publicity.

Our process for valuing investments may include methodologies, estimations and assumptions which require judgement and could result in changes to investment valuations.

We value our available for sale (AFS) and fair value ( FV) securities using designated methodologies, estimation and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS 7 Financial Instruments: Disclosures. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). The majority of investment property and commercial mortgages are classified as Level 2. At 31 December 2012, 5.1% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £13,434 million (5.8% and £12,918 million excluding assets held for sale). Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, intended to be calibrated to market observable data where possible.

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

Moves to simplify the operating structure and activities of the Group increases the reliance placed on core businesses and is subject to execution risk.

As part of the Group’s move to a more simplified structure, a number of business disposals and operational restructures have taken place and may continue to occur in the future. This includes the removal of the regional organisational structure and the potential sale of a number of non-core businesses. These changes are expected to reduce the operational costs of the Group and allow resources to be re-deployed in more capital efficient businesses. There is no assurance that these expected benefits will be realised. These changes may reduce adjusted operating profits in the short-term and will lead to changes in the geographical and product risk profile of the Group. The execution risk including the risks relating to securing the regulatory approvals necessary to complete our planned business disposals, could result in the failure to achieve cost savings, the loss of key staff, and disruption to core business activities and governance structures which could have a material adverse effect on our business, results of operations and financial condition.

Brand and reputation risks relating to Aviva’s business

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services and cause our sales and earnings to decrease.

A rating downgrade, or the perceived potential for such a downgrade, of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes, particularly in the US where there is more focus on ratings when evaluating similar products. The ratings provided by A.M. Best are widely considered to be the most important for distribution in the US, and although we have agreed to sell such operations, a downgrade could lead to a significant loss of sales.

Similarly, a rating downgrade may increase our cost of borrowing or limit our access to some forms of financing.

We are dependent on the strength of our brand, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

Our results are, to a certain extent, dependent on the strength of our brand and reputation. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether true or not, could impact our brand or reputation. Our brand and reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers’ expectations for the product range. Such a change to our brand strength could adversely affect our results of operations and financial condition.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.

Our primary brand (Aviva) is a registered trade mark in the UK and elsewhere. We own other registered or pending trade marks in the UK, including Community trade marks having effect in the entire EU. We rely on a combination of contractual rights, copyright and trademark laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

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

We also face competitors who specialise in many of the niche markets in which we operate. We believe that competition will intensify across all businesses in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors.

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

Our insurance subsidiaries worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. In the UK, our business is subject to regulation by the FSA, which has broad powers under the FSMA, including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA has the power to take a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to award compensation. The FSA is being replaced by twin regulators, the Prudential Regulation Authority and the Financial Conduct Authority. This change will take effect on 1 April 2013.

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

Where larger groups or matters of public policy are concerned, the FSA may intervene directly. There have been several industry-wide issues in recent years in which the FSA has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts and payment protection insurance.

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

The Solvency II Directive (‘Solvency II’), an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. The implementation date for Solvency II has been extended to January 2014 and may be extended further. There continue to be material uncertainties around the impact of the more detailed technical requirements of Solvency II and there is a risk that this could lead to a significant increase in the capital required to support our business.

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

Risks related to ownership of the ADSs and ordinary shares

The trading price of our ADRs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting sterling into US dollars.

An ADS is a negotiable US security representing ownership in one share. An ADR is denominated in US dollars and represents ownership of any number of ADSs. ADRs are publicly traded shares in a non-US corporation, quoted and traded in US dollars in the US securities market. Any dividends are paid to investors in US dollars. ADRs are specifically designed to facilitate the purchase, holding and sale of non-US securities by US investors. The term ADR is often used to mean both the certificates and the securities themselves.

Fluctuations in the exchange rate for converting pound sterling into US dollars may affect the value of our ADRs. Specifically, as the relative value of the pound sterling against the US dollar declines, each of the following values will also decline:

■	the US dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADRs in the US to also decline;
■	the US dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the UK of any our ordinary shares withdrawn from the depositary; and
■	the US dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

The holders of our ADSs may not be able to exercise their voting rights due to delays in notification to, and by, the depositary.

The depositary for our ADSs may not receive voting materials for our ordinary shares represented by our ADSs in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the Deposit Agreement governing our ADR facility. As a result, holders of our ADSs may not be able to exercise their right to vote and may have limited or no recourse against the depositary or us, if their shares are not voted according to their request.

Holders of our ADSs will have limited recourse if we or the depositary fail to meet our respective obligations under the Deposit Agreement.

The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either of us:

■	are prevented from or delayed in performing any obligation by circumstances beyond our/their control;
■	exercise or fail to exercise discretion under the Deposit Agreement; or
■	take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any person in whose name the ADSs are registered on the books of the depository, any person or entity having a beneficial interest deriving from the ownership of ADRs, or any other person believed by us or the depositary in good faith to be competent to give such advice or information.

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

The holders of our ADRs in the US may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares.

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with us) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders, including disposing of such rights or other securities and distributing the net proceeds in US dollars to ADR holders. Given the significant number of our ADR holders in the US, we generally would be required to register with the SEC any public offering of rights, warrants or other securities made to our ADR holders unless an exemption from the registration requirements of the US securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the US, including to our ADR holders in the US, and rather only conduct such an offering in an ‘offshore’ transaction in accordance with ‘Regulation S’ under the US Securities Act of 1933, as amended (the ‘Securities Act’). Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

The ADR and ordinary share price of Aviva has been, and may continue to be volatile.

The share price of our ADRs and ordinary shares has been volatile in the past and the share price and trading volume of our ADRs may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

■	market expectations of the performance and capital adequacy of financial institutions in general;
■	investor perceptions of the success and impact of our strategies;
■	a downgrade or review of our credit ratings;
■	potential litigation or regulatory action involving Aviva or sectors we have exposure to through our insurance and fund management activities;
■	the operations, accounting practices or regulatory investigations, and share price performance of other companies in the insurance and fund management markets in which the Group operates; and
■	conjecture about the Group’s business in the press, media or investment communities.

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

Aviva plc is an English company and it may be difficult to enforce judgments against us or our directors and executive officers.

Aviva plc is incorporated under the laws of England and Wales and our business is based in the UK. In addition, certain of our directors and officers reside outside the US, and a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the US. As such, it may be difficult or impossible to effect service of process within the US upon us or those persons or to recover against us or them on judgments of US courts, including judgments predicated upon civil liability provisions of the US federal securities laws.

Shareholder rights under English law differ from the US.

Individual shareholders of an English company (including US persons) have the right under English law to bring lawsuits on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuits by shareholders, except in limited circumstances.

Financial statements IFRS

In this section			26	Ordinary share capital	171
Report of Independent Registered Public Accounting Firm		106	27	Group’s share plans	171
Report of Independent Registered Public Accounting Firm		107	28	Shares held by employee trusts	174
Accounting policies		108	29	Preference share capital	175
Consolidated financial statements		120	30	Direct capital instruments and fixed rate tier 1 notes	175
Consolidated income statement		120	31	Merger reserve	176
Consolidated statement of comprehensive income		121	32	Other reserves	176
Consolidated statement of changes in equity		122	33	Retained earnings	177
Consolidated statement of financial position		125	34	Non-controlling interests	177
Consolidated statement of cash flows		126	35	Contract liabilities and associated reinsurance	178

Notes to the consolidated financial statements			36	Insurance liabilities	178
			37	Liability for investment contracts	188
1	Exchange rates	127	38	Financial guarantees and options	189
2	Presentation changes	128	39	Reinsurance assets	192
3	Subsidiaries	129	40	Effect of changes in assumptions and estimates during the year	193
4	Segmental information	132	41	Unallocated divisible surplus	194
5	Details of income	142	42	Tax assets and liabilities	195
6	Details of expenses	143	43	Provisions	196
7	Finance costs	144	44	Pension obligations	197
8	Employee information	145	45	Borrowings	203
9	Auditors’ remuneration	146	46	Payables and other financial liabilities	206
10	Tax	148	47	Other liabilities	206
11	(Loss)/earnings per share	150	48	Contingent liabilities and other risk factors	206
12	Dividends and appropriations	151	49	Commitments	208
13	Goodwill	152	50	Group capital structure	209
14	Acquired value of in-force business (AVIF) and intangible assets	154	51	Statement of cash flows	210
15	Interests in, and loans to, joint ventures	155	52	Capital statement	212
16	Interests in, and loans to, associates	157	53	Risk management	214
17	Property and equipment	158	54	Derivative financial instruments and hedging	226
18	Investment property	159	55	Assets under management	228
19	Fair value methodology	159	56	Related party transactions	229
20	Loans	162		Financial Statement Schedule – Financial Statements of the Company	230
21	Securitised mortgages and related assets	164
22	Financial investments	165
23	Receivables	169
24	Deferred acquisition costs, other assets, prepayments and accrued income	169
25	Assets held to cover linked liabilities	170

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Aviva plc and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the Financial Statement Schedule – Financial Statements of the Company presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’, appearing on page 257 of the Annual report on Form 20-F 2012. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

We also have audited the adjustments to the 2011 and 2010 financial statements to retrospectively apply the changes in presentation with regard to the 2012 discontinued operations, changes to operating segments, the restatement of prior period figures and the additional information as described in Note 2- Presentation changes to the consolidated financial statements. In addition, we also have audited the adjustments to the 2011 and 2010 financial information described in Note A – Presentation changes included within the Financial Statement Schedule – Financial Statements of the Company. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 and 2010 consolidated financial statements and the 2011 and 2010 Financial Statement Schedule – Financial Statements of the Company other than with respect to how the adjustments have been applied and, accordingly, we do not express an opinion or any other form of assurance on the 2011 and 2010 consolidated financial statements or the 2011 and 2010 Financial Statement Schedule – Financial Statements of the Company taken as a whole.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

22 March 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited, before the effects of adjustments to retrospectively reflect the discontinued operations, the change in the composition of reportable segments, the restatement of prior period figures and the additional information, discussed in Note 2 of the consolidated financial statements, the accompanying consolidated statement of financial position of Aviva plc and subsidiaries as of December 31, 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the  period ended December 31, 2011 (the 2011 and 2010 consolidated financial statements before the effects of the retrospective adjustments described above are not presented herein).  Our audits also included the financial statement schedule listed in the Index at Item 18, before the effects of adjustments to retrospectively reflect the presentation changes discussed in Note A to the Financial Statement Schedule – Financial Statements of the Company, for the same period as noted above (not presented separately herein).  These financial statements and schedule are the responsibility of Aviva plc’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the adjustments described above, present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, before the effects of the adjustments described above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations, the change in the composition of reportable segments, the restatement of prior period figures and the additional information, described in Note 2 to the consolidated financial statements or the adjustments to retrospectively reflect the presentation changes discussed in Note A to the financial statement schedule.  Accordingly, we do not express an opinion nor any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those retrospective adjustments were audited by PricewaterhouseCoopers LLP.

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

Following the announcement in April 2012 relating to the restructuring of the Group, the Group’s operating segments were changed to align them with the new organisational reporting structure. The Group has determined its operating segments along market reporting lines, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 4.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

(A) Basis of presentation

The consolidated financial statements and those of the Company have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the EU, the Group and Company have also complied with IFRS as issued by the IASB and applicable at 31 December 2012. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

In accordance with IFRS 4, Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in accounting policy F .

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentation currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). The separate financial statements of the Company are on pages 230 to 237.

See note 2 for presentation changes to the consolidated financial statements.

New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following new amendments to standards which became effective for financial years beginning on or after 1 January 2012. Neither of these amendments has a material impact on these financial statements.

(i)	Amendment to IFRS 7, Financial Instruments – Disclosures, relating to the transfer of financial assets.
(ii)	Amendment to IAS 12, Income Taxes, relating to deferred tax.

Standards, interpretations and amendments to published standards that are not yet effective and have not been adopted early by the Group

The following new standards, amendments to existing standards and interpretations have been issued, are effective for accounting periods beginning on or after the following dates and have not been adopted by the Group:

Effective for annual periods beginning on or after 1 July 2012

Amendment to IAS 1, Financial Statement Presentation
The amendment requires entities to group items presented in other comprehensive income according to whether they will subsequently be reclassified to profit and loss. The adoption of the amendment will change the presentation of the consolidated statement of comprehensive income in the financial statements. The amendment has been endorsed by the EU.

Effective for annual periods beginning on or after 1 January 2013

(i)	Amendment to IAS 19, Employee Benefits
The amendment revises requirements for pensions and other post-retirement benefits, termination benefits and other employee benefits. The key changes include the revision of the calculation of the finance cost, enhanced disclosures surrounding the characteristics and risk profile of defined benefit plans, and a requirement to include all actuarial gains and losses immediately in other comprehensive income which is already in line with the Group’s current policy. The amended standard will impact finance costs as the concept of expected return is removed and replaced with interest on scheme assets, which is calculated using the same interest rate that is applied for the purposes of discounting the defined benefit obligation. The difference between interest income on scheme assets and the actual return is included in other comprehensive income. If this amendment had been adopted for the year ended 31 December 2012, the net impact would have been an increase in profit before tax and a corresponding decrease in other comprehensive income of £145 million. This is the difference between the current expected return on scheme assets and the interest income on scheme assets calculated using the discount rate. The amendment has been endorsed by the EU.

(ii)	Amendment to IFRS 7, Financial Instruments – Disclosures
The amendment includes enhanced disclosures to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements in the statement of financial position. The amendments will not have a significant impact for the Group. The amendment has been endorsed by the EU.

(iii)	IFRS 10, Consolidated Financial Statements
IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. IFRS 10 establishes a single control model that applies to all entities including special purpose entities, based on the concept of power, exposure or rights to variable returns and their linkage. This will replace the current approach which emphasises the power to govern the financial and operating policies, and exposure to risks and rewards, depending on the nature of the entity. IFRS 10 defines and prescribes how to apply the principle of control in determining which entities are required to be consolidated in the consolidated financial statements. The standard has been endorsed by the EU.
Based on our assessment to date, the Group does not expect the overall impact of the adoption of IFRS 10 on the Group’s equity and profit before tax for the year to be material. The implementation of IFRS 10 is expected to mainly result in the Group consolidating some investment vehicles that were previously not consolidated.

(iv)	IFRS 11, Joint Arrangements
IFRS 11 defines and establishes accounting principles for joint arrangements. It distinguishes between two types of joint arrangements – joint ventures and joint operations – based on how rights and obligations are shared by parties to the arrangements. The full impact of the changes has yet to be fully assessed but is not expected to have a significant impact on the Group’s equity and profit before tax for the year. The standard has been endorsed by the EU.

(v)	IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard is expected to have a significant impact on the level of disclosure in respect of these interests. The standard has been endorsed by the EU.

(vi)	IAS 27, Separate Financial Statements (2011)
IAS 27 has been revised to remove the requirements for consolidated financial statements which are superseded by the issue of IFRS 10. The standard has been endorsed by the EU.

(vii)	IAS 28, Investment in Associates and Joint Ventures (2011)
IAS 28 has been revised to include joint ventures as well as associates. Joint ventures are required to be equity accounted following the issue of IFRS 11. There are no implications for the Group financial statements. The standard has been endorsed by the EU.

(viii)	IFRS 13, Fair Value Measurement
IFRS 13 replaces the guidance on fair value measurement in existing IFRSs with a single standard. The standard does not include requirements regarding which items should be measured at fair value but provides guidance on how to determine fair value. The standard also includes enhanced disclosures about fair value measurement. The adoption of IFRS 13 is not expected to have a significant impact on the financial statements. The standard has been endorsed by the EU

.

(ix)	Improvements to IFRSs 2009-2011
Improvements to IFRSs 2009-2011 details amendments to five IFRSs, including IAS 1, Presentation of Financial Statements, IAS 32, Financial Instruments – Presentation, and IAS 34, Interim Financial Reporting. The amendments clarify existing guidance and do not give rise to a change in existing accounting practice. There are no implications for the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Effective for annual periods beginning on or after 1 January 2014

(i)	Amendment to IAS 32, Financial Instruments – Presentation
The amendment to IAS 32 clarifies the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The impact of the adoption of the amendment has yet to be fully assessed but is not expected to have significant implications for the Group financial statements. The amendment has been endorsed by the EU.

(ii)	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)
The amendments provide an exemption from consolidation of subsidiaries under IFRS 10 'Consolidated Financial Statements' for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 'Financial Instruments' or IAS 39 'Financial Instruments: Recognition and Measurement'. There are no implications for the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Effective for annual periods beginning on or after 1 January 2015

IFRS 9, Financial Instruments

IFRS 9 will replace IAS 39, Financial Instruments – Recognition and Measurement. Under IFRS 9, all recognised financial assets that are currently within the scope of IAS 39 will be measured at either amortised cost or fair value. The basis of classification will depend on the business model and the contractual cash flow characteristics of the financial asset. All equity instruments will be measured at fair value.

A debt instrument is measured at amortised cost only if it is held to collect the contractual cash flows and the cash flows represent principal and interest, otherwise it is measured at fair value through profit and loss (FVTPL). For financial liabilities designated as at FVTPL, the change in the fair value attributable to changes in the liability’s credit risk is recognised in other comprehensive income unless it gives rise to an accounting mismatch in profit or loss.

We have not yet completed our assessment of the impact of the adoption of IFRS 9 on the Group which, to a large extent, will need to take into account the finalisation of the standard and the interaction of the requirements of IFRS 9 with the IASB’s ongoing insurance contracts accounting project. The standard has not yet been endorsed by the EU.

(B) Operations held for sale

Assets and liabilities held for disposal as part of operations which are held for sale are shown separately in the consolidated statement of financial position. Operations held for sale are recorded at the lower of their carrying amount and their fair value less the estimated selling costs

(C) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

Critical accounting policies and the use of estimates

These major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement estimate or assumption	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk passed	F
Financial investments	Classification of investments	S

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	F&K
Goodwill, AVIF and intangible assets	N
Fair values of financial investments	S
Impairment of financial investments	S
Fair value of derivative financial instruments	T
Deferred acquisition costs and other assets	W
Provisions and contingent liabilities	Z
Pension obligations	AA
Deferred income taxes	AB
Operations held for sale	B

(D) Consolidation principles

Subsidiaries

Subsidiaries are those entities (including special purpose entities) in which the Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are excluded from consolidation from the date the Group no longer has effective control. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. Accounting policies of subsidiaries are aligned on acquisition to ensure consistency with the Group policies.

The Group is required to use the acquisition method of accounting for business combinations. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Group has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the consideration transferred over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see accounting policy N below). Acquisition-related costs are expensed as incurred. Transactions that do not result in a loss of control are treated as equity transactions with non-controlling interests.

Merger accounting and the merger reserve

Prior to 1 January 2004, the date of first time adoption of IFRS, certain significant business combinations were accounted for using the ‘pooling of interests method’ (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account. These transactions have not been restated, as permitted by the IFRS 1 transitional arrangements.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the Companies Act 1985 and, from 1 October 2009, the Companies Act 2006.

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

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in accounting policy N, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence or joint control over the investment.

If the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the undertaking, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the entity.

The Company’s investments

In the Company statement of financial position, subsidiaries, associates and joint ventures are stated at their fair values, estimated using applicable valuation models underpinned by the Company’s market capitalisation. These investments are classified as available for sale (AFS) financial assets, with changes in their fair value being recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

(E) Foreign currency translation

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

Translation differences on debt securities and other monetary financial assets measured at fair value and designated as held at fair value through profit or loss (FV) (see accounting policy S) are included in foreign exchange gains and losses in the income statement. For monetary financial assets designated as AFS, translation differences are calculated as if they were carried at amortised cost and so are recognised in the income statement, whilst foreign exchange differences arising from fair value gains and losses are recognised in other comprehensive income and included in the investment valuation reserve within equity. Translation differences on non-monetary items, such as equities which are designated as FV, are reported as part of the fair value gain or loss, whereas such differences on AFS equities are included in the investment valuation reserve.

(F) Product classification

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

As noted in accounting policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers, the most recent version of which was issued in December 2005 and amended in December 2006. In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly. One such example is our adoption of Financial Reporting Standard 27, Life Assurance, (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in accounting policy K below and in note 52.

(G) Premiums earned

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

Deposits collected under investment contracts without a discretionary participating feature (non-participating contracts) are not accounted for through the income statement, except for the fee income (covered in accounting policy H) and the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

(H) Other investment contract fee revenue

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

(I) Other fee and commission income

Other fee and commission income consists primarily of fund management fees, distribution fees from mutual funds, commissions on reinsurance ceded, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Reinsurance commissions receivable are deferred in the same way as acquisition costs, as described in accounting policy W. All other fee and commission income is recognised as the services are provided.

(J) Net investment income

Investment income consists of dividends, interest and rents receivable for the year, movements in amortised cost on debt securities, realised gains and losses, and unrealised gains and losses on FV investments (as defined in accounting policy S). Dividends on equity securities are recorded as revenue on the ex-dividend date. Interest income is recognised as it accrues, taking into account the effective yield on the investment. It includes the interest rate differential on forward foreign exchange contracts. Rental income is recognised on an accruals basis.

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

(K) Insurance and participating investment contract liabilities

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

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates to be consistent with the value of the backing assets, and those relating to UK with-profit and non-profit contracts. For liabilities relating to UK with-profit contracts, the Group has adopted FRS 27, Life Assurance, as described in policy F above, in addition to the requirements of IFRS.

In the United States, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments (see accounting policy S), that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 36(a). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority (FSA), adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

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

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period with any change in rates between the start and end of the accounting period being reflected below adjusted operating profit as an economic assumption change. The range of discount rates used is described in note 36(c). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

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

(L) Non-participating investment contract liabilities

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

The fair value liability is determined in accordance with IAS 39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be settled between knowledgeable willing parties in an arm’s length transaction, subject to a minimum equal to the surrender value. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk.

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

(M) Reinsurance

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

Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance and investment contract liabilities. This includes balances in respect of investment contracts which are legally reinsurance contracts but do not meet the definition of a reinsurance contract under IFRS. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying contract liabilities, outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.

Reinsurance of non-participating investment contracts and reinsurance contracts that principally transfer financial risk are accounted for directly through the statement of financial position. A deposit asset or liability is recognised, based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured. These deposit assets or liabilities are shown within reinsurance assets in the consolidated statement of financial position.

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

(N) Goodwill, AVIF and intangible assets

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

Intangible assets

Intangibles consist primarily of contractual relationships such as access to distribution networks and customer lists. The economic lives of these are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position and the period of control over the assets. These intangibles are amortised over their useful lives, which range from five to 30 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under ‘Other operating expenses’. For intangibles with finite lives, impairment charges will be recognised in the income statement where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

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

(O) Property and equipment

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

(P) Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Completed investment property is stated at its fair value, which is supported by market evidence, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations. Changes in fair values are recorded in the income statement in net investment income.

As described in accounting policy O above, investment properties under construction are included within property and equipment, and are stated at cost less any impairment in their values until construction is completed or fair value becomes reliably measurable.

(Q) Impairment of non-financial assets

Property and equipment and other non-financial assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Non-financial assets except goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(R) Derecognition and offset of financial assets and financial liabilities

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

(S) Financial investments

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

In general, the other than trading category is used as, in most cases, the Group’s investment or risk management strategy is to manage its financial investments on a fair value basis. Debt securities and equity securities, which the Group buys with the intention to resell in the short term, are classified as trading, as are non-hedge derivatives (see accounting policy T below). The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as in certain fund management and non-insurance operations.

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

Impairment

The Group reviews the carrying value of its AFS investments on a regular basis. If the carrying value of an AFS investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgement:

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

AFS equity securities: An AFS equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either at least 20% for a continuous six-month period or more than 40% at the end of the reporting period, or been in an unrealised loss position for a continuous period of more than 12 months at the end of the reporting period. We also review our largest equity holdings for evidence of impairment, as well as individual equity holdings in industry sectors known to be in difficulty. Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

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

(T) Derivative financial instruments and hedging

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

The Group has collateral agreements in place between the individual Group entities and relevant counterparties. Accounting policy V below covers collateral, both received and pledged, in respect of these derivatives.

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

(U) Loans

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

For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items. The fair values of mortgages classified as FV are estimated using discounted cash flow forecasts, based on a risk-adjusted discount rate which reflects the risks associated with these products, calibrated using the margins available on new lending or with reference to the rates offered by competitors. They are revalued at each period end, with movements in their fair values being taken to the income statement.

At each reporting date, we review loans carried at amortised cost for objective evidence that they are impaired and uncollectable, either at the level of an individual security or collectively within a group of loans with similar credit risk characteristics. To the extent that a loan is uncollectable, it is written down as impaired to its recoverable amount, measured as the present value of expected future cash flows discounted at the original effective interest rate of the loan, taking into account the fair value of the underlying collateral. Subsequent recoveries in excess of the loan’s written-down carrying value are credited to the income statement.

(V) Collateral

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

(W) Deferred acquisition costs and other assets

Costs relating to the acquisition of new business for insurance and participating investment contracts are deferred in line with existing local accounting practices, to the extent that they are expected to be recovered out of future margins in revenues on these contracts. For participating contracts written in the UK, acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the FSA’s realistic capital regime and FRS 27. For non-participating investment and investment fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred.

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

(X) Statement of cash flows

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

(Y) Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the lessor, are classified as operating leases. Where the Group is the lessee, payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the relevant leases.

Where the Group is the lessor, lease income from operating leases is recognised in the income statement on a straight-line basis over the lease term.

When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable. The Group has not entered into any material finance lease arrangements either as lessor or lessee.

(Z) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

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

(AA) Employee benefits

Annual leave and long service leave

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Pension obligations

The Group operates a large number of pension schemes, whose members receive benefits on either a defined benefit basis (generally related to a member’s final salary and length of service) or a defined contribution basis (generally related to the amount invested, investment return and annuity rates), the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and the relevant Group companies.

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

Equity compensation plans

The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ Remuneration Report.

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

As described in accounting policy AD below, shares purchased by employee share trusts to fund these awards are shown as a deduction from shareholders’ funds at their original cost.

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

(AB) Income taxes

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

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are similarly recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, owner-occupied properties and other amounts charged or credited directly to other comprehensive income is recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on direct capital instruments and fixed rate tier 1 notes is credited directly in equity.

In addition to paying tax on shareholders’ profits, the Group’s life businesses in the UK, Ireland and Singapore pay tax on policyholders’ investment returns (‘policyholder tax’) on certain products at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense. The Group has decided to show separately the amounts of policyholder tax to provide a more meaningful measure of the tax the Group pays on its profits. In the pro forma reconciliations, adjusted operating profit has been calculated after charging policyholder tax.

(AC) Borrowings

Borrowings are classified as being for either core structural or operational purposes. They are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in accounting policy O above.

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

(AD) Share capital and treasury shares

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

Treasury shares

Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. The Group’s only such holding comprises shares purchased by employee trusts to fund certain awards under the equity compensation plans described in accounting policy AA above. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

(AE) Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from these financial statements where the Group has no contractual rights in the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

(AF) (Loss)/earnings per share

Basic losses/earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as Treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net (losses) earnings per share.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2012

		2012 £m			2011 £m					2010 £m
					Restated [2]			Restated [2]
	Note	Continuing operations		Discontinued operations[1]	Continuing operations		Discontinued Operations[1]	Continuing operations		Discontinued Operations[1]
Income	5
Gross written premiums		22,744		3,796	26,255		5,863	27,192		9,082
Premiums ceded to reinsurers		(1,571)		(207)	(1,548)		(200)	(1,606)		(257)
Premiums written net of reinsurance		21,173		3,589	24,707		5,663	25,586		8,825
Net change in provision for unearned premiums		(16)		–	(236)		(56)	(72)		(3)
Net earned premiums	G	21,157		3,589	24,471		5,607	25,514		8,822
Fee and commission income	H & I	1,273		23	1,465		111	1,451		331
Net investment income	J	21,106		2,241	4,341		2,086	16,746		5,247
Share of (loss)/profit after tax of joint ventures and associates		(277)		–	(123)		28	141		(10)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	3b	(164)		(2,359)	565		(32)	163		(4)
		43,095		3,494	30,719		7,800	44,015		14,386
Expenses	6
Claims and benefits paid, net of recoveries from reinsurers		(23,601)		(2,721)	(24,380)		(4,029)	(22,240)		(6,912)
Change in insurance liabilities, net of reinsurance		(430)		(1,566)	(2,284)		(2,523)	(2,837)		(3,692)
Change in investment contract provisions		(4,450)		(77)	1,478		(180)	(9,212)		(177)
Change in unallocated divisible surplus		(6,316)		–	2,721		(19)	362		(33)
Fee and commission expense		(4,472)		(498)	(4,326)		(420)	(5,500)		(367)
Other expenses		(2,845)		(1,307)	(2,779)		(809)	(2,116)		(1,421)
Finance costs	7	(735)		(21)	(776)		(284)	(682)		(740)
		(42,849)		(6,190)	(30,346)		(8,264)	(42,225)		(13,342)
Profit/(loss) before tax		246		(2,696)	373		(464)	1,790		1,044
Tax attributable to policyholders’ returns	10d	(221)		–	178		–	(394)		–
Profit/(loss) before tax attributable to shareholders’ profits		25		(2,696)	551		(464)	1,396		1,044
Tax (expense)/credit	AB & 10	(448)		(152)	44		107	(739)		(203)
Less: tax attributable to policyholders’ returns	10d	221		–	(178)		–	394		–
Tax attributable to shareholders’ profits		(227)		(152)	(134)		107	(345)		(203)
(Loss)/profit after tax		(202)		(2,848)	417		(357)	1,051		841
(Loss) from discontinued operations		(2,848)			(357)			841
(Loss)/profit for the year		(3,050)			60			1,892

Attributable to:
Equity shareholders of Aviva plc		(3,218)			225			1,463
Non-controlling interests	34	168			(165)			429
(Loss)/profit for the year		(3,050)			60			1,892
(Loss)/earnings per share	AF & 11
Basic (pence per share)		(113.1	)p		5.8	p		50.4	p
Diluted (pence per share)		(113.1	)p		5.7	p		49.6	p

Continuing operations – Basic (pence per share)		(15.2	)p		11.1	p		37.6	p
Continuing operations – Diluted (pence per share)		(15.2	)p		10.9	p		37.0	p
1	Discontinued operations in the current period represents the results of the US life and related internal asset management businesses (US Life), and in the prior periods represents the results of US Life and Delta Lloyd to 6 May 2011.
2.	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December 2012

	Note	2012 £m	2011 £m	2010 £m
(Loss)/profit for the year from continuing operations		(202)	417	1,051
(Loss) for the year from discontinued operations[1]		(2,848)	(357)	841
Total (loss)/profit for the year		(3,050)	60	1,892

Other comprehensive income/(expense) from continuing operations:
Investments classified as available for sale
Fair value gains/(losses)		27	(5)	–
Fair value gains transferred to profit on disposals		1	1	(2)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		–	2	–
Owner-occupied properties – fair value (losses)/gains		(3)	2	(14)
Share of other comprehensive income of joint ventures and associates		14	(134)	–
Actuarial (losses)/gains on pension schemes	44e(iv)	(830)	996	1,078
Other pension scheme movements		–	(22)	(18)
Foreign exchange rate movements		(200)	(284)	(12)
Aggregate tax effect – shareholder tax	10b	163	(160)	35
Other comprehensive (expense)/income, net of tax from continuing operations		(828)	396	1,067
Other comprehensive income, net of tax from discontinued operations[1]	3c(i)	68	300	364
Total other comprehensive (expense)/income, net of tax		(760)	696	1,431

Total comprehensive (expense)/income for the year from continuing operations		(1,030)	813	2,118
Total comprehensive (expense)/income for the year from discontinued operations[1]		(2,780)	(57)	1,205
Total comprehensive (expense)/income for the year		(3,810)	756	3,323

Attributable to:
Equity shareholders of Aviva plc		(3,942)	923	2,950
Non-controlling interests		132	(167)	373
		(3,810)	756	3,323
1	Discontinued operations in the current period represents the results of the US life and related internal asset management businesses (US Life), and in the prior periods represents the results of US Life and Delta Lloyd to 6 May 2011.

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of changes in equity

For the year ended 31 December 2012

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instru-ments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non controlling interests £m	Total equity £m
Balance at 1 January	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363
(Loss)/profit for the year	–	–	–	–	–	–	–	–	–	–	(3,218)	(3,218)	–	168	(3,050)
Other comprehensive (expense)/income	–	–	–	–	–	(349)	(2)	229	74	–	(676)	(724)	–	(36)	(760)
Total comprehensive (expense)/income for the year	–	–	–	–	–	(349)	(2)	229	74	–	(3,894)	(3,942)	–	132	(3,810)
Dividends and appropriations	–	–	–	–	–	–	–	–	–	–	(847)	(847)	–	–	(847)
Shares issued in lieu of dividends	9	–	(9)	–	–	–	–	–	–	–	127	127	–	–	127
Capital contributions from non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	20	20
Non-controlling interests share of dividends declared in the year	–	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	–	–	–	–	–	91	–	96	–	–	–	187	–	–	187
Changes in non- controlling interests in existing subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(6)	(6)
Shares acquired by employee trusts	–	–	–	–	(33)	–	–	–	–	–	–	(33)	–	–	(33)
Shares distributed by employee trusts	–	–	–	–	44	–	–	–	–	–	(36)	8	–	–	8
Reserves credit for equity compensation plans	–	–	–	–	–	–	–	–	–	42	–	42	–	–	42
Shares issued under equity compensation plans	1	–	1	–	–	–	–	–	–	(68)	67	1	–	–	1
Aggregate tax effect – shareholder tax	–	–	–	–	–	–	–	–	–	–	18	18	–	–	18
Issue of fixed rate tier 1 notes	–	–	–	–	–	–	–	–	–	–	–	–	392	–	392
Balance at 31 December	736	200	1,165	3,271	(32)	1,272	77	855	(589)	60	1,389	8,404	1,382	1,574	11,360

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2011

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instru-ments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non controlling interests £m	Total equity £m
Balance at 1 January	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725
Profit/(loss) for the year	–	–	–	–	–	–	–	–	–	–	225	225	–	(165)	60
Other comprehensive (expense)/income	–	–	–	–	–	(165)	4	72	30	–	757	698	–	(2)	696
Total comprehensive (expense)/income for the year	–	–	–	–	–	(165)	4	72	30	–	982	923	–	(167)	756
Owner-occupied properties fair value gains transferred to retained earnings on disposals	–	–	–	–	–	–	(6)	–	–	–	6	–	–	–	–
Dividends and appropriations	–	–	–	–	–	–	–	–	–	–	(813)	(813)	–	–	(813)
Shares issued in lieu of dividends	21	–	(21)	–	–	–	–	–	–	–	307	307	–	–	307
Capital contributions from non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	68	68
Effect of deconsolidation of Delta Lloyd	–	–	–	–	–	(485)	(2)	(115)	–	–	2	(600)	–	(1,770)	(2,370)
Non-controlling interests share of dividends declared in the year	–	–	–	–	–	–	–	–	–	–	–	–	–	(126)	(126)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	–	–	–	–	–	(3)	–	–	–	–	–	(3)	–	–	(3)
Changes in non-controlling interests in existing subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(11)	(11)
Shares acquired by employee trusts	–	–	–	–	(29)	–	–	–	–	–	–	(29)	–	–	(29)
Shares distributed by employee trusts	–	–	–	–	18	–	–	–	–	–	(18)	–	–	–	–
Reserves credit for equity compensation plans	–	–	–	–	–	–	–	–	–	48	–	48	–	–	48
Shares issued under equity compensation plans	–	–	–	–	–	–	–	–	–	(61)	61	–	–	–	–
Reclassification to financial liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	(205)	(205)
Aggregate tax effect – shareholder tax	–	–	–	–	–	–	–	–	–	–	16	16	–	–	16
Balance at 31 December	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instru- ments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non controlling interests £m	Total equity £m
Balance at 1 January	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit/(loss) for the year	–	–	–	–	–	–	–	–	–	–	1,463	1,463	–	429	1,892
Other comprehensive (expense)/income	–	–	–	–	–	(38)	(21)	411	78	–	1,057	1,487	–	(56)	1,431
Total comprehensive (expense)/income for the year	–	–	–	–	–	(38)	(21)	411	78	–	2,520	2,950	–	373	3,323
Owner-occupied properties fair value gains transferred to retained earnings on disposals	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and appropriations	–	–	–	–	–	–	–	–	–	–	(757)	(757)	–	–	(757)
Shares issued in lieu of dividends	13	–	(13)	–	–	–	–	–	–	–	209	209	–	–	209
Capital contributions from non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	42	42
Dilution of shareholding in Delta Lloyd	–	–	–	–	–	(3)	–	(1)	–	–	(4)	(8)	–	8	–
Non-controlling interests share of dividends declared in the year	–	–	–	–	–	–	–	–	–	–	–	–	–	(187)	(187)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Non-controlling interests in acquired/(disposed) subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	3	3
Changes in non-controlling interests in existing subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(38)	(38)
Shares acquired by employee trusts	–	–	–	–	(14)	–	–	–	–	–	–	(14)	–	–	(14)
Shares distributed by employee trusts	–	–	–	–	50	–	–	–	–	–	(50)	–	–	–	–
Reserves credit for equity compensation plans	–	–	–	–	–	–	–	–	–	41	–	41	–	–	41
Shares issued under equity compensation plans	–	–	–	–	–	–	–	–	–	(51)	51	–	–	–	–
Reclassification to financial liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Aggregate tax effect – shareholder tax	–	–	–	–	–	–	–	–	–	–	17	17	–	–	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of financial position

As at 31 December 2012

			Restated[1]
	Note	2012 £m	2011 £m
Assets
Goodwill	N & 13	1,520	2,640
Acquired value of in-force business and intangible assets	N & 14	1,084	2,021
Interests in, and loans to, joint ventures	D & 15	1,493	1,700
Interests in, and loans to, associates	D & 16	215	1,118
Property and equipment	O & 17	391	510
Investment property	P & 18	10,815	11,638
Loans	U & 20	24,537	28,116
Financial investments	R, S & 22	189,078	216,058
Reinsurance assets	M & 39	6,684	7,112
Deferred tax assets	AB	188	238
Current tax assets		67	140
Receivables	23	7,617	7,937
Deferred acquisition costs and other assets	W & 24	3,799	6,444
Prepayments and accrued income		2,701	3,235
Cash and cash equivalents	X & 51d	22,897	23,043
Assets of operations classified as held for sale	B & 3c	42,603	426
Total assets		315,689	312,376
Equity
Capital	AD
Ordinary share capital	26	736	726
Preference Share Capital	29	200	200
		936	926
Capital reserves
Share premium	26b	1,165	1,173
Merger reserve	D & 31	3,271	3,271
		4,436	4,444
Shares held by employee trusts	28	(32)	(43)
Other reserves	32	1,675	1,562
Retained earnings	33	1,389	5,954
Equity attributable to shareholders of Aviva plc		8,404	12,843
Direct capital instruments and fixed rate tier 1 notes	30	1,382	990
Non-controlling interests	34	1,574	1,530
Total equity		11,360	15,363
Liabilities
Gross insurance liabilities	K & 36	113,091	147,379
Gross liabilities for investment contracts	L & 37	110,494	113,366
Unallocated divisible surplus	K & 41	6,931	650
Net asset value attributable to unitholders	D	11,146	10,352
Provisions	Z, AA & 43	1,119	992
Deferred tax liabilities	AB	547	1,171
Current tax liabilities		112	232
Borrowings	AC & 45	8,194	8,450
Payables and other financial liabilities	R & 46	9,441	11,230
Other liabilities	47	1,843	2,828
Liabilities of operations classified as held for sale	B & 3c	41,411	363
Total liabilities		304,329	297,013
Total equity and liabilities		315,689	312,376
1.	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

Approved by the Board on 22 March 2013.

Patrick Regan

Chief financial officer

Company number: 2468686

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Consolidated statement of cash flows

For the year ended 31 December 2012

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Notes	2012 £m	2011 £m	2010 £m
Cash flows from operating activities
Cash generated from continuing operations	51a	2,676	111	1,419
Tax paid		(428)	(425)	(443)
Net cash from/(used in) operating activities – continuing operations		2,248	(314)	976
Net cash from/(used in) operating activities – discontinued operations		46	(28)	831
Total net cash from/(used in) operating activities		2,294	(342)	1,807
Cash flows from investing activities
Acquisition of, and additions to subsidiaries, joint ventures and associates, net of cash acquired	51b	(129)	(114)	542
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51c	421	877	222
New loans to joint ventures	15a	(4)	(18)	(64)
Repayment of loans to joint ventures		12	17	5
Net new loans to joint ventures		8	(1)	(59)
Purchases of property and equipment	17	(220)	(86)	(109)
Proceeds on sale of property and equipment		43	40	14
Purchases of intangible assets	14	(128)	(109)	(128)
Net cash (used in)/from investing activities – continuing operations		(5)	607	482
Net cash (used in) investing activities – discontinued operations		(10)	(529)	(133)
Total net cash (used in)/from investing activities		(15)	78	349
Cash flows from financing activities
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs		392	–	–
Treasury shares purchased for employee trusts		(33)	(29)	(14)
New borrowings drawn down, net of expenses		2,529	3,423	2,825
Repayment of borrowings		(2,513)	(3,359)	(1,988)
Net drawdown of borrowings		16	64	837
Interest paid on borrowings		(665)	(686)	(679)
Preference dividends paid	12	(17)	(17)	(17)
Ordinary dividends paid		(630)	(431)	(472)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	12	(73)	(58)	(59)
Capital contributions from non-controlling interests	34	20	68	42
Dividends paid to non-controlling interests of subsidiaries		(102)	(126)	(157)
Changes in non controlling interests		–	–	15
Net cash (used in) financing activities – continuing operations		(1,092)	(1,215)	(504)
Net cash (used in) financing activities – discontinued operations		(27)	(558)	(849)
Total net cash (used in) financing activities		(1,119)	(1,773)	(1,353)
Total net increase/(decrease) in cash and cash equivalents		1,160	(2,037)	803
Cash and cash equivalents at 1 January		22,401	24,695	24,251
Effect of exchange rate changes on cash and cash equivalents		(313)	(257)	(359)
Cash and cash equivalents at 31 December	51d	23,248	22,401	24,695

The accounting policies (identified alphabetically) on pages 108 to 119 and notes (identified numerically) on pages 127 to 229 are an integral part of these financial statements.

Notes to the consolidated financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2012	2011	2010
Eurozone
– Average rate (€1 equals)	£0.81	£0.87	£0.85
– Period end rate (€1 equals)	£0.81	£0.84	£0.86
United States
– Average rate ($US1 equals)	£0.63	£0.63	£0.65
– Period end rate ($US1 equals)	£0.62	£0.65	£0.64

Total foreign currency translations from continuing operations amounted to a gain of £128 million (2011: £35 million loss; 2010: £36 million gain) in the income statement. These result from the settlement of transactions and translations of assets and liabilities denominated in foreign currencies.

2 – Presentation changes

(a) Discontinued operations

As described in note 3c, the Group’s US life and annuity business and associated investment management operations (together ‘US Life’), have been classified as held for sale. As the Group will exit from a major geographical area of operations, previously presented as ‘United States’ in the segmental reporting note, the results of US Life for the year, as well as those for preceding years, have been classified as discontinued operations.

The results presented as discontinued operations for 2011 and preceding years also include the results of Delta Lloyd N.V. as a subsidiary, which was deconsolidated during 2011.

(b) Change to operating segments

Following the announcement in April 2012 relating to the restructuring of the Group, the Group’s operating segments were changed to align them with the revised organisational reporting structure. The Group has determined its operating segments along market reporting lines, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 4.

(c) Restatement of prior period figures

Following a review of the classification of contracts issued by the Group’s Italian long-term business certain portfolios have been reclassified from participating insurance contracts to participating investment contracts. As a result there has been a reallocation from gross insurance liabilities at 31 December 2011 to gross liabilities for investment contracts of £2,722 million. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2011 has decreased by £168 million, and the change in investment contract provisions has increased by an equal amount. There is no impact on profit for the year or equity reported for the year ended 31 December 2011. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2010 has increased by £648 million, and the change in investment contract provisions has decreased by an equal amount. There is no impact on profit for the year or equity reported for the year ended 31 December 2010.

(i)       Following a review of the classification of contracts issued by the Group’s Italian long-term business certain portfolios have been reclassified from participating insurance contracts to participating investment contracts. As a result there has been a reallocation from gross insurance liabilities at 31 December 2011 to gross liabilities for investment contracts of £2,722 million. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2011 has decreased by £168 million, and the change in investment contract provisions has increased by an equal amount. There is no impact on profit for the year or equity reported for the year ended 31 December 2011. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2010 has increased by £648 million, and the change in investment contract provisions has decreased by an equal amount. There is no impact on profit for the year or equity reported for the year ended 31 December 2010.

(ii) Certain other comparative information in the notes to the financial statements has been restated as follows:

■	In note 20, information relating to loans carried at fair value has been restated to include certain mortgage portfolios;
■	In note 22(d)(i), information relating to non-cash collateral received has been restated to include collateral relating to certain additional financial investments used in stock-lending arrangements.
■	In note 53(b)(i), following a review of the collateral reported, the total net credit exposure has been restated.
■	In note 53(d)(i), the linked business maturity profile has been restated to reflect an expected rather than contractual basis.
■	In note 56, following a review of the composition of key management in the current year comparative amounts have been restated.

These changes to comparative information relate solely to disclosures and do not impact the line items reported in the primary financial statements. There is no impact on the profit or equity reported for any period presented as a result of these restatements.

(d) Additional information

 Additional disclosure has been included in the current year and accordingly comparative information has been provided as follows:

■	As set out in notes 14 and 24, the amount of AVIF and DAC expected to be recovered or settled after more than 12 months;
■	As set out in note 53(c)(v) and note 53(j)(iv), additional disclosure relating to the sensitivity to a 10% change to foreign exchange rates and a 0.5% increase in credit spreads.

These changes to comparative information relate solely to disclosures and do not impact the line items reported in the primary financial statements. There is no impact on the profit or equity reported for any period presented as a result of these additional disclosures.

3 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed in the performance review section.

(a) Acquisitions

There have been no material acquisitions during 2012.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates

The (loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2012 £m	2011 £m	2010 £m
Continuing operations
United Kingdom – RAC Limited (see (i) below)	(21)	532	–
United Kingdom –RBS Life and RBS Collective	–	–	128
Delta Lloyd associate (see (iii) below)	(129)	–	–
Australia	–	23	–
Sri Lanka (see (iv) below)	12	–	–
Czech Republic, Hungary and Romania (see (ii) below)	7	–	–
Other small operations	(33)	10	35
(Loss)/profit on disposal and remeasurement from continuing operations	(164)	565	163
Loss on disposal and remeasurement from discontinued operations (see note 3c(i) below)	(2,359)	(32)	(4)
Total (loss)/profit on disposal and remeasurement	(2,523)	533	159

No tax arises on the profits and losses on these disposals.

3 – Subsidiaries continued

(i) RAC Limited

The loss in respect of RAC Limited in 2012 arises from residual costs related to the sale of that company in September 2011.

(ii) Czech Republic, Hungary and Romania life business

On 31 July 2012, the Group sold its operations in the Czech Republic and Hungary and its Romania life assurance business to MetLife, Inc, for £37 million. Net assets disposed of were £32 million, comprising gross assets of £379 million and liabilities of £347 million, giving a profit on disposal of £3 million after transaction costs. Recycling currency translation reserves of £4 million to the income statement resulted in an overall profit on disposal of £7 million. The sale of our Romania pensions business is still subject to regulatory approval and is expected to complete in the next 12 months, so it has been classified as held for sale (see note 3c(v)).

(iii) Delta Lloyd associate

On 5 July 2012, the Group sold 37.2 million shares in Delta Lloyd for £313 million (net of transaction costs), reducing our holding at that date to 19.8% of Delta Lloyd’s ordinary share capital, representing 18.6% of shareholder voting rights. As the Group no longer had significant influence over Delta Lloyd, the Group ceased to account for that company as an associate from 5 July 2012. From that date, our holding was classified as a financial investment, held at fair value through profit and loss.

The loss on disposal is calculated as follows:

2012 £m
Cash consideration, net of transaction costs	313
Fair value of financial investment holding at 5 July 2012	315
Net Consideration	628
Interest in associate	(595)
Currency translation and investment valuation reserves recycled to income statement	(162)
Loss on disposal	(129)

On 8 January 2013 the Group announced the sale of its remaining shareholding in Delta Lloyd, resulting in gross cash proceeds of £353 million.

(iv) Sri Lanka

On 4 December 2012, the Group sold its controlling 58.4% interest in Aviva NDB Holdings Lanka (Private) Limited (“Aviva NDB”),
to AIA Group Limited for consideration of £31 million. Net assets of the business were £16 million (comprising gross assets of £205 million and liabilities of £189 million). After recycling of currency translation reserves of £3 million the profit on disposal amounted to £12 million.

(c) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2012 are as follows:

			2012	2011
	US Life[1] £m	Other £m	Total £m	Total £m
Assets
Goodwill	–	183	183	–
Acquired value of in-force and intangible assets	408	83	491	1
Interests in, and loans to, joint ventures and associates	–	126	126	12
Property and equipment	–	2	2	1
Investment Property	6	12	18	–
Loans	3,397	–	3,397	–
Financial investments	31,212	5,203	36,415	347
Reinsurance assets	644	239	883	1
Deferred acquisition costs	1,468	70	1,538	23
Other assets	769	97	866	15
Cash and cash equivalents	544	373	917	26
	38,448	6,388	44,836	426
Additional impairment to write down the disposal group to fair value less costs to sell	(2,233)	–	(2,233)	–
Total assets	36,215	6,388	42,603	426
Liabilities
Gross insurance liabilities	(31,153)	(3,294)	(34,447)	(344)
Gross liabilities for investment contracts	(2,197)	(1,857)	(4,054)	–
Unallocated divisible surplus	–	(55)	(55)	–
Provisions	(184)	(3)	(187)	(4)
Deferred tax liabilities	(672)	(8)	(680)	–
Borrowings	(145)	–	(145)	–
Other liabilities	(1,497)	(346)	(1,843)	(15)
Total liabilities	(35,848)	(5,563)	(41,411)	(363)
Net assets	367	825	1,192	63
1	US Life comprises US long term business previously reported under the heading “United States” and associated internal asset management operations previously reported under “Aviva Investors” in note 4 – segmental information.

3 – Subsidiaries continued

The businesses classified as held for sale comprise:

(i) US long term business

On 8 November 2012 the Group confirmed it was in discussions with external parties with respect to its US life operations, consisting of Aviva Life and Annuity Company and the associated internal asset management operations of Aviva Investors North America, Inc (“US Life”) and these have been classified as held for sale. On 21 December 2012 the Group announced that it had agreed to sell US Life to Athene Holding Ltd for consideration of £1.0 billion including the shareholder loan (£1.1 billion including repayment of an external loan). There is uncertainty in the ultimate consideration, which depends on the development of statutory surplus between the announcement of sale and ultimate completion date. The transaction is expected to complete in 2013.

Following classification as held for sale, US Life has been re-measured to fair value less costs to sell resulting in an impairment loss of £2,359 million, recognised within “Loss on the disposal and re-measurement of subsidiaries and associates” in the income statement, as a component of the result of discontinued operations.

An impairment of £126 million has reduced the carrying value of property and equipment, investments in associates and prepayments within US Life to nil. The remaining impairment of £2,233 million reduces the value of the US Life disposal group so that the carrying value of this business is equal to its fair value less costs to sell of £367 million.

As described in Note 2a, the results of US Life for the year, as well as those for preceding years, have been classified as discontinued operations in the income statement.

Other comprehensive income, net of tax from discontinued operations of £68 million includes £528 million fair value gains on available for sale financial investments, £(235) million fair value gains on available for sale financial investments transferred to the income statement on disposal, £(130) million foreign exchange losses, £12 million of impairment losses transferred to the income statement, and £(107) million aggregate shareholder tax effect.

On completion of the disposal the currency translation reserves and investment valuation reserves relating to the US Life operations, currently recognised within equity, will be recycled to the income statement.

(ii) Irish long-term business – Ark Life

Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited (“ALHI”), which is 75% owned by Aviva and 25% owned by Allied Irish Bank (“AIB”). ALHI holds four subsidiaries, one of which is Ark Life Assurance Company Limited (“Ark Life”) which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified the Group that they did not wish to renew it and the existing shareholders’ agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark Life business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark Life business became held for sale on that date. The exercise of the put options in January 2012 over AIB’s non-controlling interest in ALHI led to our reclassifying this non-controlling interest from equity to financial liabilities as at 31 December 2011.

The net impact of movements in expected disposal proceeds and financial liability was a charge to profit of £35 million, before exchange movements, recognised within net investment income. On 8 March 2013, Aviva completed the transaction with AIB having agreed net proceeds of €135 million.

(iii) Spanish long-term business – Aseval

On 18 December 2012 Aviva reached a settlement with Bankia S.A. (“Bankia”) to transfer the Group’s entire holding in Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros (“Aseval”), a Spanish life assurance company, to Bankia. Aseval was classified as held for sale at this date. The transfer is expected to complete on or before 30 April 2013 with proceeds of £494 million. Aseval is included within the ‘Italy, Spain and Other’ operating segment at its carrying value.

(iv) Russian long-term business

During the year the Group entered into negotiations to dispose of Aviva Russia. On 27 February 2013 the Group announced the sale of the business to Blagosostoyanie for consideration of €35 million. The transaction is expected to complete in the first half of 2013. The business is included in the statement of financial position at its carrying value.

(v) Other

Other businesses classified as held for sale comprise joint ventures in Taiwan and Malaysia, details of which are given in note 15(a), and the Group’s pensions business subsidiary in Romania.

4 – Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.

(a) Operating segments

Following the announcement in April 2012 relating to the restructuring of the Group, the Group’s operating segments were changed to align them with the new management structure. The revised segments are set out below. Results for prior years have been restated to facilitate comparison with this new structure.

United Kingdom & Ireland

The United Kingdom and Ireland comprises two operating segments – Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health and accident insurance, savings, pensions and annuity business and Health in the UK, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers’ liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance business also includes the results of Ireland Health. For the period to its disposal on 30 September 2011, UK and Ireland General Insurance also included the RAC motor recovery business.

France

The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Canada

The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products through a range of distribution partners.

Italy, Spain and Other

These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS8. This segment includes our operations in Italy and Spain (including Aseval which is held for sale as at 31 December 2012). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. This segment also includes the results of our Czech, Hungarian and Romanian life businesses up until the date of their sale in July 2012 as well as our Reinsurance and Run Off businesses.

Higher growth markets

Activities reported in the higher growth markets operating segment include our businesses in Asia, Poland, Turkey and Russia. Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, South Korea, Vietnam and Indonesia as well as our life operations in Taiwan and Malaysia which are held for sale as at the balance sheet date and the results of Sri Lanka up until the date of disposal in December 2012. Higher growth also includes general insurance operations in Singapore, Indonesia, Poland and Turkey and long-term business in Poland, Turkey and Russia (which is held for sale at the year-end).

Aviva Investors

Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. The internal asset management operations of Aviva Investors North America are being sold with the Group’s US life operations and are classified as held for sale and as a discontinued operation in these financial statements.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’, along with central core structural borrowings and certain tax balances in the segmental statement of financial position. Also included here are consolidation and elimination adjustments and the Group’s interest in Delta Lloyd, as an associate to 5 July 2012, and as a financial investment after that date.

Discontinued operations

In December 2012 the Group announced it had agreed to sell its US life operations (including the related internal asset management operations of Aviva Investors) and therefore it has been classified as a discontinued operation for presentation in the income statement and held for sale in the statement of financial position.

On 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations for 2011 and prior years. After this date, the Group ceased to consolidate Delta Lloyd.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i)	profit or loss from operations before tax attributable to shareholders
(ii)	profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes
132

4 – Segmental information continued

a (i) Segmental income statement for the year ended 31 December 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors[3] £m	Other Group activities[4] £m	Continuing operations £m	Discontinued Operations[2] £m	Total £m
Gross written premiums	6,363	4,951	4,763	2,248	3,033	1,386	–	–	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(63)	(127)	(136)	–	–	(1,571)	(207)	(1,778)
Internal reinsurance revenue	–	(11)	(6)	(9)	36	(10)	–	–	–	–	–
Net written premiums	5,623	4,490	4,702	2,176	2,942	1,240	–	–	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(31)	3	(8)	–	–	(16)	–	(16)
Net earned premiums	5,608	4,553	4,674	2,145	2,945	1,232	–	–	21,157	3,589	24,746
Fee and commission income	448	188	121	42	125	70	279	–	1,273	23	1,296
	6,056	4,741	4,795	2,187	3,070	1,302	279	–	22,430	3,612	26,042
Net investment income/(expense)	8,639	523	8,042	140	3,140	697	(8)	(67)	21,106	2,241	23,347
Inter-segment revenue	–	–	–	–	–	–	134	–	134	75	209
Share of (loss)/profit of joint ventures and associates	(37)	–	8	–	–	1	7	(256)	(277)	–	(277)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(2)	(21)	–	–	7	12	–	(160)	(164)	(2,359)	(2,523)
Segmental income	14,656	5,243	12,845	2,327	6,217	2,012	412	(483)	43,229	3,569	46,798
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,908)	(5,272)	(1,268)	(3,916)	(1,013)	–	–	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(22)	(880)	(40)	400	(292)	–	–	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	–	(983)	–	(295)	18	(39)	–	(4,450)	(77)	(4,527)
Change in UDS	(347)	–	(4,359)	–	(1,491)	(119)	–	–	(6,316)	–	(6,316)
Amortisation of acquired value of in-force business	(13)	–	(18)	–	(9)	(3)	–	–	(43)	(183)	(226)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(107)	(59)	(3)	(17)	(129)	(7)	(9)	(5)	(336)	(916)	(1,252)
Other operating expenses	(1,505)	(1,944)	(845)	(745)	(432)	(352)	(357)	(678)	(6,858)	(691)	(7,549)
Impairment losses on AVIF and tangible assets[1]	(34)	(43)	(1)	–	(3)	1	–	–	(80)	(15)	(95)
Inter-segment expenses	(122)	(3)	–	(4)	–	(5)	–	–	(134)	(75)	(209)
Finance costs	(261)	(58)	(2)	(9)	(2)	–	(5)	(398)	(735)	(21)	(756)
Segmental expenses	(14,360)	(5,037)	(12,363)	(2,083)	(5,877)	(1,772)	(410)	(1,081)	(42,983)	(6,265)	(49,248)
Profit/(loss) before tax	296	206	482	244	340	240	2	(1,564)	246	(2,696)	(2,450)
Tax attributable to policyholders' returns	(198)	–	–	–	–	(23)	–	–	(221)	–	(221)
Profit/(loss) before tax attributable to shareholders	98	206	482	244	340	217	2	(1,564)	25	(2,696)	(2,671)
Reclassification of corporate costs and unallocated interest	7	(1)	25	–	3	–	1	(35)	–	–	–
Investment return variances and economic assumption changes on long-term business	663	–	(28)	–	–	(15)	–	–	620	(342)	278
Short-term fluctuation in return on investments backing non-long- term business	–	(36)	(68)	10	(56)	(1)	–	144	(7)	–	(7)
Economic assumption changes on general insurance and health business	–	20	–	–	1	–	–	–	21	–	21
Impairment of goodwill, associates and joint ventures	(1)	–	–	–	108	–	–	(47)	60	782	842
Amortisation and impairment of intangibles	54	40	–	11	13	4	6	–	128	129	257
(Profit)/loss on the disposal of subsidiaries and associates	2	21	–	–	(7)	(12)	–	160	164	2,359	2,523
Integration and restructuring costs	87	154	11	11	12	9	33	144	461	7	468
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	–	–	–	–	523	523	–	523
Share of Delta Lloyd's tax expense, as an associate	–	–	–	–	–	–	–	(107)	(107)	–	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	910	404	422	276	414	202	42	(782)	1,888	239	2,127
1	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil million and £nil million respectively.
2	Discontinued operations represent the operations of the United States Life business and related internal asset management activities.
3	Aviva Investors adjusted operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.
4	Other group activities include Delta Lloyd as an associate up until 5 July 2012 and as a financial investment thereafter.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
133

4 – Segmental information continued

a (ii) Segmental income statement for the year ended 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	Canada £m	Restated[4] Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors[3] £m	Other Group activities[5] £m	Restated[4] Continuing operations £m	Discontinued Operations[2] £m	Total £m
Gross written premiums	7,639	5,227	5,305	2,164	4,586	1,334	–	–	26,255	5,863	32,118
Premiums ceded to reinsurers	(816)	(375)	(66)	(70)	(108)	(115)	–	–	(1,550)	(198)	(1,748)
Internal reinsurance revenue	–	(11)	(6)	(11)	34	(4)	–	–	2	(2)	–
Net written premiums	6,823	4,841	5,233	2,083	4,512	1,215	–	–	24,707	5,663	30,370
Net change in provision for unearned premiums	(39)	(78)	(22)	(46)	(25)	(26)	–	–	(236)	(56)	(292)
Net earned premiums	6,784	4,763	5,211	2,037	4,487	1,189	–	–	24,471	5,607	30,078
Fee and commission income	462	240	147	38	174	80	324	–	1,465	111	1,576
	7,246	5,003	5,358	2,075	4,661	1,269	324	–	25,936	5,718	31,654
Net investment income/(expense)	5,495	451	(896)	236	(747)	(158)	79	(119)	4,341	2,086	6,427
Inter-segment revenue	–	–	–	–	–	–	148	–	148	71	219
Share of (loss)/profit of joint ventures and associates	(41)	–	9	–	(12)	1	4	(84)	(123)	28	(95)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	–	528	37	–	–	–	23	(23)	565	(32)	533
Segmental income	12,700	5,982	4,508	2,311	3,902	1,112	578	(226)	30,867	7,871	38,738
Claims and benefits paid, net of recoveries from reinsurers	(9,589)	(3,217)	(5,366)	(1,308)	(4,118)	(782)	–	–	(24,380)	(4,029)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,373)	89	62	(1)	(283)	222	–	–	(2,284)	(2,523)	(4,807)
Change in investment contract provisions	949	–	583	–	37	46	(137)	–	1,478	(180)	1,298
Change in UDS	358	–	1,334	–	1,053	(24)	–	–	2,721	(19)	2,702
Amortisation of acquired value of in-force business	(35)	–	(19)	–	(11)	(5)	–	–	(70)	(200)	(270)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(260)	(36)	(7)	(18)	(28)	(8)	(17)	(2)	(376)	(64)	(440)
Other operating expenses	(1,375)	(1,894)	(806)	(673)	(567)	(369)	(384)	(495)	(6,563)	(932)	(7,495)
Impairment losses on AVIF and tangible assets[1]	–	(60)	(4)	–	(31)	–	(1)	–	(96)	(33)	(129)
Inter-segment expenses	(133)	(6)	–	(3)	–	(6)	–	–	(148)	(71)	(219)
Finance costs	(277)	(52)	(18)	(11)	(2)	–	(3)	(413)	(776)	(284)	(1,060)
Segmental expenses	(12,735)	(5,176)	(4,241)	(2,014)	(3,950)	(926)	(542)	(910)	(30,494)	(8,335)	(38,829)
(Loss)/profit before tax	(35)	806	267	297	(48)	186	36	(1,136)	373	(464)	(91)
Tax attributable to policyholders' returns	186	–	–	–	–	(8)	–	–	178	–	178
Profit/(loss) before tax attributable to shareholders	151	806	267	297	(48)	178	36	(1,136)	551	(464)	87
Reclassification of corporate costs and unallocated interest	–	2	20	–	2	–	1	(25)	–	–	–
Investment return variances and economic assumption changes	543	–	47	–	285	22	–	–	897	719	1,616
Short term fluctuation in return on investments backing non-long-term business	–	54	140	(64)	62	–	–	74	266	60	326
Economic assumption changes on general insurance and health business	–	86	–	4	–	–	–	–	90	–	90
Impairment of goodwill, associates and joint ventures	149	–	–	–	11	15	–	217	392	–	392
Amortisation and impairment of intangibles	66	9	4	11	12	5	9	–	116	60	176
(Profit)/loss on the disposal of subsidiaries and associates	–	(528)	(37)	–	–	–	(23)	23	(565)	32	(533)
Integration and restructuring costs	46	37	30	6	10	9	30	93	261	7	268
Exceptional items	22	35	–	–	–	–	–	–	57	–	57
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	–	–	–	–	(10)	(10)	–	(10)
Share of Delta Lloyd's tax expense, as an associate	–	–	–	–	–	–	–	34	34	–	34
Adjusted operating profit/(loss) before tax attributable to shareholders[6]	977	501	471	254	334	229	53	(730)	2,089	414	2,503
1	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £2 million and £nil respectively.
2	Discontinued operations represent the operations of the United States Life assurance and related asset management activities, and the results of Delta Lloyd up until its deconsolidation in May 2011.
3	Aviva Investors adjusted operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.
4	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.
5	Other group activities include Delta Lloyd as an associate.
6	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
134

4 – Segmental information continued

a (iii) Segmental income statement for the year ended 31 December 2010

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	Canada £m	Restated[4] Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors[3] £m	Other Group activities[5] £m	Restated[4] Continuing operations £m	Discontinued Operations[2] £m	Total £m
Gross written premiums	7,068	5,002	6,040	2,067	5,732	1,283	–	–	27,192	9,082	36,274
Premiums ceded to reinsurers	(777)	(532)	(53)	(93)	(66)	(90)	–	–	(1,611)	(252)	(1,863)
Internal reinsurance revenue	(4)	37	(8)	(16)	(1)	(3)	–	–	5	(5)	–
Net written premiums	6,287	4,507	5,979	1,958	5,665	1,190	–	–	25,586	8,825	34,411
Net change in provision for unearned premiums	(12)	(19)	(24)	29	(34)	(12)	–	–	(72)	(3)	(75)
Net earned premiums	6,275	4,488	5,955	1,987	5,631	1,178	–	–	25,514	8,822	34,336
Fee and commission income	374	288	148	44	167	91	339	–	1,451	331	1,782
	6,649	4,776	6,103	2,031	5,798	1,269	339	–	26,965	9,153	36,118
Net investment income/(expense)	11,387	403	2,610	220	587	555	171	813	16,746	5,247	21,993
Inter-segment revenue	–	–	–	–	–	–	147	–	147	67	214
Share of (loss)/profit of joint ventures and associates	127	–	8	–	(24)	36	3	(9)	141	(10)	131
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	128	5	25	1	1	–	–	3	163	(4)	159
Segmental income	18,291	5,184	8,746	2,252	6,362	1,860	660	807	44,162	14,453	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,704)	(3,230)	(4,175)	(1,391)	(3,879)	(861)	–	–	(22,240)	(6,912)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,699)	273	(414)	103	402	(502)	–	–	(2,837)	(3,692)	(6,529)
Change in investment contract provisions	(3,695)	–	(2,930)	–	(2,394)	37	(230)	–	(9,212)	(177)	(9,389)
Change in UDS	(90)	–	34	–	388	30	–	–	362	(33)	329
Amortisation of acquired value of in-force business	(8)	–	(18)	–	(14)	(7)	–	–	(47)	(127)	(174)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(83)	(43)	(2)	(26)	(34)	(10)	(10)	–	(208)	(93)	(301)
Other operating expenses	(1,463)	(1,779)	(852)	(701)	(605)	(373)	(385)	(1,200)	(7,358)	(1,364)	(8,722)
Impairment losses on AVIF and tangible assets[1]	–	(3)	–	–	–	–	–	–	(3)	(204)	(207)
Inter-segment expenses	(134)	(3)	–	(4)	–	(6)	–	–	(147)	(67)	(214)
Finance costs	(194)	(51)	(2)	(10)	(2)	–	(3)	(420)	(682)	(740)	(1,422)
Segmental expenses	(17,070)	(4,836)	(8,359)	(2,029)	(6,138)	(1,692)	(628)	(1,620)	(42,372)	(13,409)	(55,781)
(Loss)/profit before tax	1,221	348	387	223	224	168	32	(813)	1,790	1,044	2,834
Tax attributable to policyholders' returns	(387)	–	–	–	–	(7)	–	–	(394)	–	(394)
Profit/(loss) before tax attributable to shareholders	834	348	387	223	224	161	32	(813)	1,396	1,044	2,440
Reclassification of corporate costs and unallocated interest	99	148	2	–	5	–	12	(266)	–	–	–
Investment return variances and economic assumption changes	149	–	10	–	80	(10)	–	–	229	(1,020)	(791)
Short term fluctuation in return on investments backing non-long-term business	–	10	(21)	(44)	27	–	–	227	199	44	243
Economic assumption changes on general insurance and health business	–	61	–	–	–	–	–	–	61	–	61
Impairment of goodwill, associates and joint ventures	4	–	–	–	9	1	–	9	23	1	24
Amortisation and impairment of intangibles	70	7	–	21	31	5	5	–	139	77	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(25)	(1)	(1)	–	–	(3)	(163)	4	(159)
Integration and restructuring costs	51	48	8	20	6	15	28	40	216	27	243
Exceptional items	(99)	(157)	–	10	–	–	(11)	(19)	(276)	549	273
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	–	–	–	–	–	–	–	–
Share of Delta Lloyd's tax expense, as an associate	–	–	–	–	–	–	–	–	–	–	–
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	980	460	361	229	381	172	66	(825)	1,824	726	2,550
1	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil and £nil respectively.
2	Discontinued operations represent the operations of the United States Life assurance and related asset management activities, and the results of Delta Lloyd.
3	Aviva Investors adjusted operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.
4	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
135

4 – Segmental information continued

a (iv) Segmental statement of financial position as at 31 December 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	–	1,037	–	–	50	342	64	27	–	1,520
Acquired value of in-force business and intangible assets	140	58	133	–	49	633	15	56	–	1,084
Interests in, and loans to, joint ventures and associates	1,185	–	148	–	–	–	371	4	–	1,708
Property and equipment	91	34	220	–	21	5	11	5	4	391
Investment property	7,650	8	1,342	–	–	2	–	1,093	720	10,815
Loans	23,193	299	848	–	83	14	30	–	70	24,537
Financial investments	90,064	3,127	60,001	–	3,766	21,900	5,761	759	3,700	189,078
Deferred acquisition costs	1,422	519	211	–	275	106	35	–	–	2,568
Other assets	16,883	4,122	11,304	–	1,053	2,828	699	436	4,060	41,385
Assets of operations classified as held for sale	3,490	–	–	36,187	–	2,631	267	28	–	42,603
Total assets	144,118	9,204	74,207	36,187	5,297	28,461	7,253	2,408	8,554	315,689
Insurance liabilities
Long term business and outstanding claims provisions	71,282	5,789	14,194	–	2,494	9,730	4,913	–	–	108,402
Unearned premiums	238	2,274	369	–	1,127	280	153	–	–	4,441
Other insurance liabilities	–	86	61	–	98	2	1	–	–	248
Liability for investment contracts	49,719	–	46,952	–	–	11,893	47	1,883	–	110,494
Unallocated divisible surplus	2,055	–	4,591	–	–	38	247	–	–	6,931
Net asset value attributable to unitholders	1,375	–	3,383	–	–	205	–	–	6,183	11,146
External borrowings	2,949	3	–	–	–	101	–	–	5,141	8,194
Other liabilities, including inter-segment liabilities	7,114	(2,545)	2,562	–	467	931	346	255	3,932	13,062
Liabilities of operations classified as held for sale	3,257	–	–	35,835	–	2,188	118	13	–	41,411
Total liabilities	137,989	5,607	72,112	35,835	4,186	25,368	5,825	2,151	15,256	304,329
Total equity										11,360
Total equity and liabilities										315,689
Capital expenditure (excluding business combinations)	63	42	176	29	21	15	7	24	–	377

External borrowings by holding companies within the Group which are not allocated to operating companies are included in ‘Other Group activities’.

136

4 – Segmental information continued

a (v) Segmental statement of financial position as at 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Restated[2] Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors £m	Other Group activities[1] £m	Restated[2] Total £m
Goodwill	–	1,040	–	800	50	650	71	29	–	2,640
Acquired value of in-force business and intangible assets	326	67	155	681	47	678	23	44	–	2,021
Interests in, and loans to, joint ventures and associates	1,274	–	152	1	–	–	600	15	776	2,818
Property and equipment	228	45	50	113	19	18	13	16	8	510
Investment property	8,431	20	1,246	6	–	2	–	1,133	800	11,638
Loans	23,440	524	949	3,067	80	16	40	–	–	28,116
Financial investments	90,165	3,268	55,074	30,613	3,683	23,895	5,398	884	3,078	216,058
Deferred acquisition costs	1,594	566	207	1,950	274	129	35	–	–	4,755
Other assets	16,864	3,828	11,856	1,752	1,183	2,366	507	579	4,459	43,394
Assets of operations classified as held for sale	–	–	–	–	–	414	12	–	–	426
Total assets	142,322	9,358	69,689	38,983	5,336	28,168	6,699	2,700	9,121	312,376
Insurance liabilities
Long term business and outstanding claims provisions	72,513	6,048	13,679	30,697	2,538	12,408	4,732	–	–	142,615
Unearned premiums	350	2,209	353	–	1,122	296	153	–	–	4,483
Other insurance liabilities	–	95	85	–	100	1	–	–	–	281
Liability for investment contracts	48,456	–	47,346	2,833	–	12,543	51	2,137	–	113,366
Unallocated divisible surplus	1,712	–	249	–	–	(1,435)	124	–	–	650
Net asset value attributable to unitholders	1,279	–	3,362	–	–	18	–	–	5,693	10,352
External borrowings	2,945	2	–	159	–	89	–	–	5,255	8,450
Other liabilities, including inter-segment liabilities	8,829	(3,280)	2,538	2,188	456	1,059	232	309	4,122	16,453
Liabilities of operations classified as held for sale	–	–	–	–	–	363	–	–	–	363
Total liabilities	136,084	5,074	67,612	35,877	4,216	25,342	5,292	2,446	15,070	297,013
Total equity										15,363
Total equity and liabilities										312,376
Capital expenditure (excluding business combinations)	55	79	5	21	8	17	9	20	–	214
1	Other group activities include Delta Lloyd as an associate.
2.	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

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

Discontinued operations and Delta Lloyd

In the products and services analysis, the results of US Life (including the related internal asset management business) for all periods presented and Delta Lloyd up to 6 May 2011 are presented as discontinued operations. Between 6 May 2011 and 5 July 2012, the Group’s share of the results of its interest in Delta Lloyd as an associate and, from 5 July 2012 to the year-end, as a financial investment, are shown only within other activities within continuing operations.

137

4 – Segmental information continued

b (i) Segmental income statement – products and services for the year ended 31 December 2012

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other[3] £m	Total £m
Gross written premiums[1]	13,209	9,535	–	–	22,744
Premiums ceded to reinsurers	(930)	(641)	–	–	(1,571)
Net written premiums	12,279	8,894	–	–	21,173
Net change in provision for unearned premiums	–	(16)	–	–	(16)
Net earned premiums	12,279	8,878	–	–	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income/(expense)	20,295	823	6	(18)	21,106
Inter-segment revenue	–	–	127	–	127
Share of (loss)/profit of joint ventures and associates	(27)	1	3	(254)	(277)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(6)	(21)	–	(137)	(164)
Segmental income	33,173	9,746	467	(164)	43,222
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	–	–	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	–	–	(430)
Change in investment contract provisions	(4,450)	–	–	–	(4,450)
Change in unallocated divisible surplus	(6,316)	–	–	–	(6,316)
Amortisation of acquired value of in-force business	(43)	–	–	–	(43)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(236)	(25)	(10)	(65)	(336)
Other operating expenses	(2,477)	(3,170)	(390)	(821)	(6,858)
Impairment losses on AVIF and tangible assets	(37)	(43)	–	–	(80)
Inter-segment expenses	(116)	(11)	–	–	(127)
Finance costs	(215)	(29)	(56)	(435)	(735)
Segmental expenses	(32,088)	(9,111)	(456)	(1,321)	(42,976)
Profit/(loss) before tax from continuing operations	1,085	635	11	(1,485)	246
Tax attributable to policyholder returns	(221)	–	–	–	(221)
Profit/(loss) before tax attributable to shareholders	864	635	11	(1,485)	25
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	967	258	40	182	1,447
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	523	523
Share of Delta Lloyd's tax expense, as an associate	–	–	–	(107)	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[4]	1,831	893	51	(887)	1,888
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations[5]	200	–	55	(16)	239
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	2,031	893	106	(903)	2,127
1	Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £370 million, of which £130 million relates to property and liability insurance and £240 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,164 million relating to health business. The remaining business relates to property and liability insurance.
3	Other includes Delta Lloyd as an associate to 5 July 2012, head office expenses such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
5	Discontinued operations represent the operations of the United States Life business and related internal asset management activities.

138

4 – Segmental information continued

b (ii) Segmental income statement – products and services for the year ended 31 December 2011

	Restated[5] Long-term Business £m	General insurance and health[2] £m	Fund management £m	Other[3] £m	Restated[6] Total £m
Gross written premiums[1]	16,505	9,750	–	–	26,255
Premiums ceded to reinsurers	(960)	(588)	–	–	(1,548)
Net written premiums	15,545	9,162	–	–	24,707
Net change in provision for unearned premiums	–	(236)	–	–	(236)
Net earned premiums	15,545	8,926	–	–	24,471
Fee and commission income	705	54	373	333	1,465
	16,250	8,980	373	333	25,936
Net investment income/(expense)	3,811	725	4	(199)	4,341
Inter-segment revenue	–	–	156	–	156
Share of (loss)/profit of joint venture and associates	(10)	–	(2)	(111)	(123)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	–	(28)	24	569	565
Segmental income	20,051	9,677	555	592	30,875
Claims and benefits paid, net of recoveries from reinsurers	(18,435)	(5,945)	–	–	(24,380)
Change in insurance liabilities, net of reinsurance	(2,281)	(3)	–	–	(2,284)
Change in investment contract provisions	1,478	–	–	–	1,478
Change in unallocated divisible surplus	2,721	–	–	–	2,721
Amortisation of acquired value of in-force business on insurance contracts	(70)	–	–	–	(70)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(277)	(19)	(16)	(64)	(376)
Other operating expenses	(2,293)	(2,994)	(443)	(833)	(6,563)
Impairment losses on AVIF and tangible assets	(17)	(60)	–	(19)	(96)
Inter-segment expenses	(145)	(11)	–	–	(156)
Finance costs	(205)	(36)	(51)	(484)	(776)
Segmental expenses	(19,524)	(9,068)	(510)	(1,400)	(30,502)
Profit/(loss) before tax from continuing operations	527	609	45	(808)	373
Tax attributable to policyholder returns	178	–	–	–	178
Profit/(loss) before tax attributable to shareholders from continuing operations	705	609	45	(808)	551
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,221	326	16	(49)	1,514
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	(10)	(10)
Share of Delta Lloyd's tax expense, as an associate	–	–	–	34	34
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[4]	1,926	935	61	(833)	2,089
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations[5]	382	1	49	(18)	414
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	2,308	936	110	(851)	2,503
1	Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £226 million, of which £110 million relates to property and liability insurance and £116 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.
3	Other includes the RAC, up to the date of disposal, Delta Lloyd as an associate from 6 May 2011, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
5	Discontinued operations represent the operations of the United States Life business and related internal asset management activities and the results of Delta Lloyd up until its deconsolidation in May 2011.
6	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

139

4 – Segmental information continued

b (iii) Segmental income statement – products and services for the year ended 31 December 2010

	Restated[5] Long-term Business £m	General insurance and health[2] £m	Fund management £m	Other[3] £m	Restated[6] Total £m
Gross written premiums[1]	17,987	9,205	–	–	27,192
Premiums ceded to reinsurers	(923)	(683)	–	–	(1,606)
Net written premiums	17,064	8,522	–	–	25,586
Net change in provision for unearned premiums	–	(72)	–	–	(72)
Net earned premiums	17,064	8,450	–	–	25,514
Fee and commission income	627	94	387	343	1,451
	17,691	8,544	387	343	26,965
Net investment income/(expense)	15,175	500	7	1,064	16,746
Inter-segment revenue	–	–	147	–	147
Share of (loss)/profit of joint venture and associates	180	–	(5)	(34)	141
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	130	1	–	32	163
Segmental income	33,176	9,045	536	1,405	44,162
Claims and benefits paid, net of recoveries from reinsurers	(16,231)	(6,009)	–	–	(22,240)
Change in insurance liabilities, net of reinsurance	(3,226)	389	–	–	(2,837)
Change in investment contract provisions	(9,212)	–	–	–	(9,212)
Change in unallocated divisible surplus	362	–	–	–	362
Amortisation of acquired value of in-force business on insurance contracts	(47)	–	–	–	(47)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(121)	(27)	(10)	(50)	(208)
Other operating expenses	(2,479)	(2,788)	(430)	(1,661)	(7,358)
Impairment losses on AVIF and tangible assets	(1)	(3)	–	1	(3)
Inter-segment expenses	(139)	(8)	–	–	(147)
Finance costs	(140)	(48)	(65)	(429)	(682)
Segmental expenses	(31,234)	(8,494)	(505)	(2,139)	(42,372)
Profit/(loss) before tax from continuing operations	1,942	551	31	(734)	1,790
Tax attributable to policyholder returns	(394)	–	–	–	(394)
Profit/(loss) before tax attributable to shareholders from continuing operations	1,548	551	31	(734)	1,396
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	266	354	33	(225)	428
Share of Delta Lloyd's non-operating items (before tax), as an associate	–	–	–	–	–
Share of Delta Lloyd's tax expense, as an associate	–	–	–	–	–
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[4]	1,814	905	64	(959)	1,824
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations[5]	504	146	135	(59)	726
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	2,318	1,051	199	(1,018)	2,550
1	Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £243 million, of which £113 million relates to property and liability insurance and £133 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.
3	Other includes the RAC, Delta Lloyd, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
5	Discontinued operations represent the operations of the United States Life business and related internal asset management activities and the results of Delta Lloyd.
6	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.
140

4 – Segmental information continued

b (iv) Segmental statement of financial position – products and services as at 31 December 2012

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	361	1,060	27	72	1,520
Acquired value of in-force business and intangible assets	799	146	56	83	1,084
Interests in, and loans to, joint ventures and associates	1,699	5	4	–	1,708
Property and equipment	253	94	5	39	391
Investment property	9,956	139	–	720	10,815
Loans	24,085	433	–	19	24,537
Financial investments	175,846	9,266	39	3,927	189,078
Deferred acquisition costs	1,615	939	14	–	2,568
Other assets	29,307	7,237	453	4,388	41,385
Assets of operations classified as held for sale	42,564	11	28	–	42,603
Total assets	286,485	19,330	626	9,248	315,689
Gross insurance liabilities	98,086	15,005	–	–	113,091
Gross liabilities for investment contracts	110,494	–	–	–	110,494
Unallocated divisible surplus	6,931	–	–	–	6,931
Net asset value attributable to unitholders	4,963	–	–	6,183	11,146
External borrowings	3,034	–	–	5,160	8,194
Other liabilities, including inter-segment liabilities	8,778	(2,661)	334	6,611	13,062
Liabilities of operations classified as held for sale	41,237	2	13	159	41,411
Total liabilities	273,523	12,346	347	18,113	304,329
Total equity					11,360
Total equity and liabilities					315,689

b (v) Segmental statement of financial position – products and services as at 31 December 2011

	Restated[2] Long-term Business £m	General insurance and health £m	Fund management £m	Other[1] £m	Restated[2] Total £m
Goodwill	1,466	1,067	29	78	2,640
Acquired value of in-force business and intangible assets	1,742	145	44	90	2,021
Interests in, and loans to, joint ventures and associates	2,035	5	–	778	2,818
Property and equipment	395	34	16	65	510
Investment property	10,686	152	–	800	11,638
Loans	27,511	605	–	–	28,116
Financial investments	203,247	9,391	43	3,377	216,058
Deferred acquisition costs	3,755	986	14	–	4,755
Other assets	31,023	6,717	495	5,159	43,394
Assets of operations classified as held for sale	426	–	–	–	426
Total assets	282,286	19,102	641	10,347	312,376
Gross insurance liabilities	132,138	15,241	–	–	147,379
Gross liabilities for investment contracts	113,366	–	–	–	113,366
Unallocated divisible surplus	650	–	–	–	650
Net asset value attributable to unitholders	4,659	–	–	5,693	10,352
External borrowings	3,016	–	–	5,434	8,450
Other liabilities, including inter-segment liabilities	12,430	(3,170)	374	6,819	16,453
Liabilities of operations classified as held for sale	363	–	–	–	363
Total liabilities	266,622	12,071	374	17,946	297,013
Total equity					15,363
Total equity and liabilities					312,376
1	Other includes Delta Lloyd as an associate.
2	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.
141

5 – Details of income

This note gives further detail on the items appearing in the income section of the consolidated income statement.

Continuing operations	2012 £m	Restated[1] 2011 £m	Restated[1] 2010 £m
Gross written premiums (note 4a and 4b)
Long-term:
Insurance contracts	9,683	11,671	10,096
Participating investment contracts	3,526	4,834	7,891
General insurance and health	9,535	9,750	9,205
	22,744	26,255	27,192
Less: Premiums ceded to reinsurers (note 4a and 4b)	(1,571)	(1,548)	(1,611)
Internal reinsurance revenue	–	–	5
Gross change in provision for unearned premiums	(21)	(189)	(42)
Reinsurers’ share of change in provision for unearned premiums	5	(47)	(30)
Net change in provision for unearned premiums	(16)	(236)	(72)
Net earned premiums	21,157	24,471	25,514
Fee and commission income
Fee income from investment contract business	461	519	438
Fund management fee income	330	368	392
Other fee income	304	445	449
Reinsurance commissions receivable	92	71	110
Other commission income	41	33	37
Net change in deferred revenue	45	29	25
	1,273	1,465	1,451
Total revenue	22,430	25,936	26,965
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	5,737	6,088	5,863
From AFS investments and financial instruments at amortised cost	83	83	77
	5,820	6,171	5,940
Dividend income	1,652	1,627	1,322
Other income from investments designated as trading
Realised (losses)/gains on disposals	(667)	(388)	133
Unrealised gains and losses (policy J)
(Losses)/gains arising in the year	(697)	(319)	200
Losses/(gains) recognised in prior periods and now realised	667	388	(133)
	(30)	69	67
	(697)	(319)	200
Other income from investments designated as other than trading
Realised gains on disposals	1,844	1,729	1,296
Unrealised gains and losses (see policy J)
Gains/(losses) arising in the year	14,239	(3,827)	8,171
(Gains) recognised in prior periods and now realised	(1,844)	(1,729)	(1,296)
	12,395	(5,556)	6,875
	14,239	(3,827)	8,171
Realised gains and losses on AFS investments
(Gains)/losses recognised in prior periods as unrealised in equity	(1)	(1)	2

Net income from investment properties
Rent	648	690	778
Expenses relating to these properties	(57)	(39)	(22)
Realised gains on disposal	7	8	41
Fair value (losses)/gains on investment properties	(492)	148	465
	106	807	1,262
Realised (losses)/gains on loans	(9)	–	1
Foreign exchange gains and losses on investments other than trading	132	(12)	(52)
Other investment (expenses)	(136)	(105)	(100)
Net investment income	21,106	4,341	16,746
Share of (loss)/profit after tax of joint ventures	(38)	(38)	149
Share of (loss) after tax of associates	(239)	(85)	(8)
Share of (loss)/profit after tax of joint ventures and associates	(277)	(123)	141
(Loss)/profit on disposal of subsidiaries and associates (note 3b)	(164)	565	163
Income from continuing operations	43,095	30,719	44,015
Income from discontinued operations	3,494	7,800	14,386
Total income	46,589	38,519	58,401
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

6 – Details of expenses

This note gives further detail on the items appearing in the expenses section of the consolidated income statement.

Continuing operations	2012 £m	Restated[1] 2011 £m	Restated[1] 2010 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	12,382	12,250	11,591
Participating investment contracts	6,500	6,835	5,185
Non-participating investment contracts	33	38	39
Claims and benefits paid to policyholders on general insurance and health business	6,050	6,264	6,381
	24,965	25,387	23,196
Less: Claim recoveries from reinsurers
Insurance contracts	(1,197)	(832)	(806)
Participating investment contracts	(167)	(175)	(150)
Claims and benefits paid, net of recoveries from reinsurers	23,601	24,380	22,240
Change in insurance liabilities
Change in insurance liabilities	663	2,583	1,955
Change in reinsurance asset for insurance provisions	(233)	(299)	882
Change in insurance liabilities, net of reinsurance	430	2,284	2,837
Change in investment contract provisions
Investment income allocated to investment contracts	3,178	(363)	3,772
Other changes in provisions
Participating investment contracts (note 37)	759	(944)	5,493
Non-participating investment contracts	525	(174)	(53)
Change in reinsurance asset for investment contract provisions	(12)	3	–
Change in investment contract provisions	4,450	(1,478)	9,212
Change in unallocated divisible surplus (note 41)	6,316	(2,721)	(362)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,393	2,476	2,222
Change in deferred acquisition costs for insurance and participating investment contracts	131	(2)	85
Deferrable costs for non-participating investment contracts	126	66	140
Other acquisition costs	970	1,113	1,058
Change in deferred acquisition costs for non-participating investment contracts	85	46	(29)
Investment income attributable to unitholders	456	252	1,586
Reinsurance commissions and other fee and commission expense	311	375	438
	4,472	4,326	5,500
Other expenses
Other operating expenses
Staff costs (note 8b)	1,122	1,160	1,148
Central costs and sharesave schemes	136	138	144
Depreciation (note 17)	42	54	63
Impairment of goodwill on subsidiaries (note 13)	109	160	3
Amortisation of acquired value of in-force business on insurance contracts (note 14)	43	70	47
Amortisation of intangible assets (note 14)	96	111	124
Impairment of acquired value of in-force business (note 14)	73	–	–
Impairment of intangible assets (note 14)	49	49	16
Integration and restructuring costs (see below)	461	261	216
Exceptional items	–	–	(286)
Other expenses	664	657	729
	2,795	2,660	2,204
Impairments
Net impairment on loans	43	62	6
Net impairment on financial investments	–	2	(1)
Net impairment on receivables and other financial assets	3	31	(4)
Net impairment on non-financial assets	–	1	(1)
	46	96	–
Other net foreign exchange (gains)/losses	4	23	(88)
Finance costs (note 7)	735	776	682
Expenses from continuing operations	42,849	30,346	42,225
Expenses from discontinued operations	6,190	8,264	13,342
Total expenses	49,039	38,610	55,567

1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

6 – Details of expenses continued

Integration and restructuring costs

Integration and restructuring costs from continuing operations are £461 million (2011: £261 million; 2010: £216 million). This includes restructuring and transformation activity that has been taken to align our business operations with our strategy, including the Group’s Simplify programme (£165 million), Ireland transformation (£130 million) including the merger of our UK and Ireland businesses, £24 million in relation to the transformation of Aviva Investors and £25 million in respect of other restructuring activities. This also includes a cost of £117 million relating to preparing the business for the implementation of Solvency II.

7 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 45) and similar charges.

Finance costs comprise:

Continuing operations	2012 £m	2011 £m	2010 £m
Interest expense on core structural borrowings
Subordinated debt	294	302	290
Long term senior debt	19	19	19
Commercial paper	4	3	1
	317	324	310
Interest expense on operational borrowings
Amounts owed to financial institutions	111	125	55
Securitised mortgage loan notes at fair value	90	88	88
	201	213	143
Interest on collateral received	27	33	20
Net finance charge on pension schemes (note 44e(iv))	82	87	127
Unwind of discount on GI reserves	21	24	22
Other similar charges	87	95	60
Total finance costs from continuing operations	735	776	682
Total finance costs from discontinued operations	21	284	740
Total finance costs	756	1,060	1,422

8 – Employee information

This note shows where our staff are employed throughout the world, excluding staff employed by our joint ventures and associates, and analyses the total staff costs.

(a) Employee numbers

The number of persons employed by the Group, including directors under a service contract, was:

	At 31 December			Average for the year
Continuing operations	2012 Number	2011 Number	2010 Number	2012 Number	2011 Number	2010 Number
United Kingdom & Ireland	17,580	19,176	22,630	18,695	21,835	22,987
France	4,272	4,347	4,414	4,261	4,380	4,340
Spain	570	578	581	570	580	581
Italy	641	618	594	641	606	594
Canada	3,758	3,599	3,532	3,729	3,552	3,685
Other	24	422	452	217	503	444
Developed markets	26,845	28,740	32,203	28,113	31,456	32,631
Higher Growth markets	2,669	3,607	3,469	3,509	3,516	3,141
Aviva Investors	1,056	1,152	1,386	1,134	1,179	1,285
Group other	641	1,109	741	833	887	718
Employees in continuing operations	31,211	34,608	37,799	33,639	37,038	37,775
Employees in discontinued operations	1,911	1,954	7,343	1,941	3,802	7,566
Total employee numbers	33,122	36,562	45,142	35,580	40,840	45,341

(b) Staff costs

Continuing operations	2012 £m	2011 £m	2010 £m
Wages and salaries	1,324	1,421	1,415
Social security costs	205	219	207
Post-retirement obligations
Defined benefit schemes (note 44d)	19	58	(219)
Defined contribution schemes (note 44d)	102	86	70
Profit sharing and incentive plans	112	126	118
Equity compensation plans (note 27d)	47	58	50
Termination benefits	41	21	12
Staff costs from continuing operations	1,850	1,989	1,653
Staff costs from discontinued operations	145	343	586
Total staff costs	1,995	2,332	2,239

Staff costs are charged within:

Continuing operations	2012 £m	2011 £m	2010 £m
Acquisition costs	522	597	563
Claims handling expenses	158	222	235
Central costs and sharesave schemes	48	10	(6)
Other operating expenses	1,122	1,160	1,147
Exceptional items*	–	–	(286)
Staff costs from continuing operations	1,850	1,989	1,653
Staff costs from discontinued operations	145	343	586
Total staff costs	1,995	2,332	2,239

* The credit disclosed in exceptional items in 2010 arose from the £286 million gain on the closure of the UK schemes to future accrual.

9 – Auditors’ remuneration

This note shows the total remuneration payable by the Group to our auditors. PricewaterhouseCoopers LLP (PwC) replaced Ernst & Young LLP (E&Y) as the Group’s principal auditor for the 2012 financial year.

The total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to its principal auditors and their associates is shown below.

Continuing operations	2012 £m
Fees payable to PwC LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	2.2
Fees payable to PwC LLP and its associates for other services Audit of Group subsidiaries	9.6
Total audit fees	11.8
Audit related assurance	2.3
Other assurance services	7.2
Total audit and assurance fees	21.3
Tax compliance services	0.4
Tax advisory services	0.1
Services relating to corporate finance transactions	0.3
Other non-audit services not covered above	7.7
Fees payable to PwC LLP and its associates for services to Group companies classified as continuing operations	29.8
Discontinued operations
Fees payable to PwC LLP and its associates for Audit of Group subsidiaries	1.7
Fees payable to PwC LLP and its associates for other non-audit services to Group subsidiaries	0.3
Total fees payable to PwC LLP and its associates for services to Group companies	31.8

Continuing operations	2011 £m
Fees payable to E&Y LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	2.5
Fees payable to E&Y LLP and its associates for other services: Audit of Group subsidiaries	10.3
Additional fees related to the prior year audit of Group subsidiaries	0.9
Total audit fees	13.7
Audit related assurance	2.7
Other assurance services	5.6
Total audit and assurance fees	22.0
Tax compliance services	0.2
Other non audit services not covered above	2.0
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	24.2
Discontinued operations
Fees payable to E&Y LLP and its associates for audit of Group subsidiaries	3.6
Fees payable to E&Y LLP and its associates for other assurance services to Group subsidiaries	0.5
Fees payable to E&Y LLP and its associates for other non-audit services to Group subsidiaries	0.2
Total fees payable to E&Y LLP and its associates for services to Group companies	28.5

9 – Auditors’ remuneration continued

Continuing operations	2010 £m
Fees payable to E&Y LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	1.8
Fees payable to E&Y LLP and its associates for other services: Audit of Group subsidiaries	8.7
Additional fees related to the prior year audit of Group subsidiaries	0.6
Total audit fees	11.1
Audit related assurance	2.5
Other assurance services	4.3
Total audit and assurance fees	17.9
Tax advisory services	0.1
Services relating to corporate finance transactions	0.5
Other non audit services not covered above	0.2
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	18.7
Discontinued operations
Fees payable to E&Y LLP and its associates for audit of Group subsidiaries	5.0
Fees payable to E&Y LLP and its associates for other assurance services to Group subsidiaries	0.9
Fees payable to E&Y LLP and its associates for other non-audit services to Group subsidiaries	0.9
Total fees payable to E&Y LLP and its associates for services to Group companies*	25.5

*In addition to the fees for 2010 shown above, during 2010 the Group paid E&Y £0.1 million in relation to the audit of Group occupational pension schemes.

The tables above reflect the disclosure requirements of SI2011/2198 – The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. Comparatives for 2011 have been adjusted accordingly.

In addition to the fees for 2012 shown above, during 2012 the Group paid PwC £0.2 million in relation to the audit of Group occupational pension schemes and paid E&Y £1.0 million in relation to the 2011 audit of group subsidiaries.

Fees payable for the audit of the Group’s subsidiaries include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by the principal auditors in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Audit related assurance comprises services in relation to statutory and regulatory filings. These include audit services for the audit of FSA returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for other assurance services comprise non statutory assurance work which is customarily performed by the external auditor, including the audit of the Group’s MCEV reporting. Although embedded value is a primary management reporting basis and our disclosures require a full audit, the relevant fees are not classified as being for statutory audit.

As noted above PwC replaced E&Y as the group’s principal auditor for the 2012 year. Prior to 2012, PwC was a significant provider of consulting services to the Group. The level of 2012 fees for non-audit services therefore includes fees billed in the year relating to projects that commenced prior to PwC’s appointment as auditor. All of these services are in compliance with applicable UK, US and IFAC independence rules. We do not expect PwC’s non-audit fees to continue at this level in the future.

Other assurance services in 2012 payable to PwC LLP includes fees relating to the audit of the Group’s MCEV reporting of £1.3 million, £1.8 million for examination of the Group Individual Capital Assessment and Economic Capital, and £3.4 million associated with assurance services to prepare the businesses for Solvency II implementation.

Other assurance services in 2011 payable to E&Y LLP includes fees relating to the audit of the Group’s MCEV reporting of £1.8 million (2010: £1.8 million); £0.5 million (2010: £0.4 million) for assurance services in connection with the Group’s Financial Reporting Control Framework; £1.6 million (2010: £1.1 million) for examination of the Group’s Individual Capital Assessment (ICA) and Economic Capital and £1.7 million (2010: £1.0 million) for other services.

The 2012 fees payable to PwC LLP for other non-audit services for continuing operations of £7.7 million includes advice to our European businesses in relation to the risk management aspects of Solvency II (£1.9 million), £1.9 million relating to four regulatory advice engagements, £0.7 million relating to restructuring at Aviva Investors, £0.3 million for risk training, £0.3 million supporting an industry-wide competition review, £0.3 million for an additional claims reserves review and £2.3 million for other services. The 2012 fees for tax compliance services of £0.4 million includes fees for one engagement in Higher Growth markets of £0.3 million, and fees for corporate finance transactions of £0.3 million relates to an engagement for an Aviva Investors property fund.

The 2011 fees payable to E&Y LLP for other non-audit services of £2.0 million (2010: £0.2 million) includes £0.9 million relating to two risk management effectiveness reviews.

Details of the Group’s process for safeguarding and supporting the independence and objectivity of the external auditors are given in the Audit Committee report.

10 – Tax

This note analyses the tax charge/(credit) for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i) The total tax charge/(credit) comprises:

	2012 £m	2011 £m	2010 £m
Current tax
For this year	516	535	578
Prior year adjustments	(47)	(10)	(49)
Total current tax from continuing operations	469	525	529
Deferred tax
Origination and reversal of temporary differences	(52)	(599)	244
Changes in tax rates or tax laws	(12)	(28)	(35)
Write-down of deferred tax assets	43	58	1
Total deferred tax from continuing operations	(21)	(569)	210
Total tax charged/(credited) to income statement from continuing operations	448	(44)	739
Total tax charged/(credited) to income statement from discontinued operations	152	(107)	203
Total tax charged/(credited) to income statement	600	(151)	942

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge/(credit). The tax charge attributable to policyholders’ returns included in the charge above is £221 million (2011: £178 million credit; 2010: £394 million charge).

(iii) The tax charge/(credit) can be analysed as follows:

	2012 £m	2011 £m	2010 £m
UK tax	(34)	(304)	447
Overseas tax	634	153	495
	600	(151)	942

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £7 million and £11 million (2011: £25 million and £108 million; 2010: £34 million and £88 million), respectively.

(v) Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2012 £m	2011 £m	2010 £m
Long-term business technical provisions and other insurance items	(1,868)	916	218
Deferred acquisition costs	254	(3)	–
Unrealised gains/(losses) on investments	2,312	(1,265)	175
Pensions and other post-retirement obligations	(7)	6	23
Unused losses and tax credits	(30)	22	20
Subsidiaries, associates and joint ventures	–	1	2
Intangibles and additional value of in-force long-term business	(12)	(10)	(51)
Provisions and other temporary differences	(670)	(236)	(177)
Deferred tax (credited)/charged to income statement from continuing operations	(21)	(569)	210
Deferred tax charged to income statement from discontinued operations	143	56	188
Total deferred tax charged/(credited) to income statement	122	(513)	398

(b) Tax (credited)/charged to other comprehensive income

(i) The total tax (credit)/charge comprises:

	2012 £m	2011 £m	2010 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(14)	(88)	(29)
In respect of foreign exchange movements	(17)	(8)	(5)
	(31)	(96)	(34)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(140)	260	(3)
In respect of fair value gains on owner-occupied properties	(1)	(1)	2
In respect of unrealised gains on investments	9	(3)	–
	(132)	256	(1)
Tax (credited)/charged to other comprehensive income arising from continuing operations	(163)	160	(35)
Tax charged to other comprehensive income arising from discontinued operations	107	98	147
Total tax (credited)/charged to other comprehensive income	(56)	258	112

10 – Tax continued

(ii)	The tax charge attributable to policyholders’ returns included above is £nil (2011: £nil; 2010: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £18 million (2011: £16 million; 2010: £17 million), and is wholly in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes.

(d) Tax reconciliation

The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

			2012			2011			2010
	Shareholder £m	Policyholder £m	Total £m	Shareholder £m	Policyholder £m	Total £m	Shareholder £m	Policyholder £m	Policyholder £m
Total (loss)/profit before tax	(2,671)	221	(2,450)	87	(178)	(91)	2,440	394	2,834
Tax calculated at standard UK corporation tax rate of 24.5% (2011: 26.5%; 2010: 28%)	(654)	54	(600)	23	(47)	(24)	684	110	794
Reconciling items
Different basis of tax – policyholders	–	170	170	–	(129)	(129)	–	272	272
Adjustment to tax charge in respect of prior years	(20)	–	(20)	(25)	–	(25)	(28)	–	(28)
Non-assessable income	(86)	–	(86)	(60)	–	(60)	(93)	–	(93)
Non-taxable loss/(profit) on sale of subsidiaries and associates	872	–	872	(135)	–	(135)	(44)	–	(44)
Disallowable expenses	418	–	418	215	–	215	142	–	142
Different local basis of tax on overseas profits	(141)	(3)	(144)	84	(2)	82	95	–	95
Change in future local statutory tax rates	(12)	–	(12)	(32)	–	(32)	(26)	–	(26)
Movement in deferred tax not recognised	(69)	–	(69)	(5)	–	(5)	(156)	–	(156)
Tax effect of loss/(profit) from associates and joint ventures	75	–	75	(41)	–	(41)	(4)	–	(4)
Other	(4)	–	(4)	3	–	3	(22)	12	(10)
Total tax charged/(credited) to income statement	379	221	600	27	(178)	(151)	548	394	942

The tax charge/(credit) attributable to policyholders' returns is removed from the Group’s total (loss)/profit before tax in arriving at the Group’s (loss)/profit before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group’s pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge/(credit). The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:

	2012 £m	2011 £m	2010 £m
Tax attributable to policyholder returns	221	(178)	394
UK corporation tax at a rate of 24.5% (2011: 26.5%; 2010: 28%) in respect of the policyholder tax deduction	(54)	47	(110)
Other life insurance regime impacts	–	–	(12)
Different local basis of tax of overseas profits	3	2	–
Different basis of tax – policyholders per tax reconciliation	170	(129)	272

The UK corporation tax rate reduced to 24% from 1 April 2012. A subsequent reduction in the UK corporation tax rate to 23% was substantively enacted on 3 July 2012 and will apply from 1 April 2013. The substantively enacted rate of 23% has been used in the calculation of the UK’s deferred tax assets and liabilities.

As confirmed in the 2013 Budget, the rate is expected to reduce further to 21% from 1 April 2014 and then to 20% from 1 April 2015. The aggregate impact of the reduction in rate from 23% to 20% would reduce the deferred tax assets and liabilities and increase IFRS net assets by approximately £47 million and will be recognised when the relevant legislation is substantively enacted.

Finance Act 2012 included initial legislation introducing considerable changes to the regime for taxing UK life insurance companies applicable from 1 January 2013. The impact of the legislation has been included in the results of the Group for the year ended
31 December 2012 but has not had a material impact.

11 – (Loss)/earnings per share

This note shows how we calculate (loss)/earnings per share, based both on the present shares in issue (the basic (loss)/earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic (loss)/earnings per share

(i)	The (loss)/profit attributable to ordinary shareholders is:

	2012	2011	2010
Continuing operations	£m	£m	£m
Profit/(loss) before tax attributable to shareholders' profits	(82)	585	1,396
Share of Delta Lloyd's tax expense as an associate	107	(34)	–
Profit/(loss) before tax	25	551	1,396
Tax attributable to shareholders' profit/(loss)	(227)	(134)	(345)
Profit/(loss) for the year	(202)	417	1,051
Amount attributable to non-controlling interests	(168)	(41)	(117)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(55)	(43)	(42)
Profit/(loss) attributable to ordinary shareholders from continuing operations	(442)	316	875
Profit/(loss) attributable to ordinary shareholders from discontinued operations	(2,848)	(151)	529
Profit/(loss) attributable to ordinary shareholders	(3,290)	165	1,404

(ii) The calculation of basic (loss)/earnings per share uses a weighted average of 2,910 million (2011: 2,845 million; 2010: 2,784 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2012 was 2,946 million (2011: 2,906 million; 2010: 2,820 million) and 2,936 million (2011: 2,892 million; 2010: 2,812 million) excluding shares owned by the employee share trusts.

(b) Diluted earnings per share

(i) Diluted earnings per share is calculated as follows:

			2012			2011			2010
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
(Loss)/profit attributable to ordinary shareholders	(442)	2,910	(15.2)	316	2,845	11.1	875	2,784	31.4
Dilutive effect of share awards and options	–	44	–	–	50	(0.2)	–	47	(0.5)
Diluted (loss)/earnings per share from continuing operations[1]	(442)	2,954	(15.2)	316	2,895	10.9	875	2,831	30.9
(Loss)/profit attributable to ordinary shareholders	(2,848)	2,910	(97.9)	(151)	2,845	(5.3)	529	2,784	19.0
Dilutive effect of share awards and options	–	44	–	–	50	–	–	47	(0.3)
Diluted (loss)/earnings per share from discontinued operations[1]	(2,848)	2,954	(97.9)	(151)	2,895	(5.3)	529	2,831	18.7
Diluted (loss)/earnings per share[1]	(3,290)	2,954	(113.1)	165	2,895	5.7	1,404	2,831	49.6
1	Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for 2012 and the diluted earnings for 2011, have remained the same.

12 – Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 33.

	2012 £m	2011 £m	2010 £m
Ordinary dividends declared and charged to equity in the year
Final 2011 – 16.00 pence per share, paid on 17 May 2012	465	–	–
Final 2010 – 16.00 pence per share, paid on 17 May 2011	–	451	–
Final 2009 – 15.00 pence per share, paid on 17 May 2010	–	–	415
Interim 2012 – 10.00 pence per share, paid on 16 November 2012	292	–	–
Interim 2011 – 10.00 pence per share, paid on 17 November 2011	–	287	–
Interim 2010 – 09.50 pence per share, paid on 17 November 2010	–	–	266
	757	738	681
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	73	58	59
	847	813	757

Subsequent to 31 December 2012, the directors proposed a final dividend for 2012 of 9.0 pence per ordinary share (2011: 16.0 pence; 2010: 16.0 pence), amounting to £265 million (2011: £465 million; 2010: £451 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2013 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2013.

Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 24.5% (2011: 26.5%; 2010: 28.0%).

13 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2012 £m	2011 £m
Gross amount
At 1 January	2,850	3,671
Acquisitions and additions	1	13
Disposals	(13)	(284)
Deconsolidation of Delta Lloyd	–	(542)
Foreign exchange rate movements	(64)	(8)
At 31 December	2,774	2,850
Accumulated impairment
At 1 January	(210)	(280)
Impairment losses charged to expenses	(891)	(160)
Disposals	10	–
Deconsolidation of Delta Lloyd	–	226
Foreign exchange rate movements	20	4
At 31 December	(1,071)	(210)
Carrying amount at 1 January	2,640	3,391
Carrying amount at 31 December	1,703	2,640
Less: Assets classified as held for sale	(183)	–
Carrying amount at 31 December	1,520	2,640

Goodwill on acquisitions and additions arose on the acquisition of a small long-term insurance business in Spain and a small general insurance business in Canada.

Goodwill impairment charges of £891 million have been recognised as expenses. Together with impairment charges of £9 million recognised in respect of goodwill within interests in joint ventures (note 15), and impairment charges of £147 million recognised in respect of goodwill within interests in associates (note 16) the goodwill write down for the year was £1,047 million. After a reversal of a previously recognised impairment of the Delta Lloyd associate of £205 million (note 16) the total charge for impairment of goodwill, joint ventures and associates for the year was £842 million.

Goodwill disposed of during the year relates to the Group’s Sri Lanka subsidiary (see note 3(b)).

Goodwill classified as held for sale consists of £180 million relating to Aseval, a Spanish long-term business, and £3 million relating to the Russian long-term business (see note 3(c)).

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 14)		Total
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
United Kingdom – general insurance and health	924	924	–	–	924	924
Ireland – general insurance and health	112	116	–	–	112	116
France – long-term business	–	–	51	52	51	52
Italy
Long-term business	35	64	–	–	35	64
General insurance and health	37	44	–	–	37	44
Spain – long-term business	450	542	–	–	450	542
United States
Long-term business	–	800	–	–	–	800
Fund management	27	29	–	–	27	29
Canada	50	50	–	–	50	50
Other developed markets	–	–	–	–	–	–
Higher growth markets	68	71	–	–	68	71
	1,703	2,640	51	52	1,754	2,692

Goodwill in all business units is tested for impairment by comparing the carrying value of the cash generating unit to which the goodwill relates to the recoverable value of that cash generating unit. The recoverable amount is the value in use of the cash generating unit unless otherwise stated.

Long-term business

Value in use is calculated as an actuarially determined appraisal value, based on the embedded value of the business calculated in accordance with market consistent embedded value (‘MCEV’) principles, together with the present value of expected profits from future new business. If the embedded value of the business tested is sufficient to demonstrate goodwill recoverability on its own, then it is not necessary to estimate the present value of expected profits from future new business.

If required, the present value of expected profits arising from future new business written over a given period is calculated on an MCEV basis, using profit projections based on the most recent three year business plans approved by management. These plans reflect management’s best estimate of future profits based on both historical experience and expected growth rates for the relevant cash

13 – Goodwill continued

generating unit. The underlying assumptions of these projections include market share, customer numbers, mortality, morbidity and persistency.

Future new business profits for the remainder of the given period beyond the initial three years are extrapolated using a steady growth rate. Growth rates and expected future profits are set with regards to management estimates, past experience and relevant available market statistics.

Expected profits from future new business are discounted using a risk adjusted discount rate. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

See results of impairment testing for US long-term cash generating unit. For other businesses classified as held for sale the recoverable amount was assessed based on the fair value less costs to sell of the business, based on the expected net disposal proceeds of the businesses.

Key Assumptions

	Embedded value basis		Future new business profits growth rate		Future new business profits discount rate
	2012	2011	2012%	2011%	2012%	2011%
Italy long-term business	MCEV	MCEV	2.0	3.0	10.6	10.8
Spain long-term business	MCEV	MCEV	0.0	3.0	7.9	5.3

General insurance, health, fund management and other businesses

Value in use is calculated as the discounted value of expected future profits of each business. The calculation uses cash flow projections based on business plans approved by management covering a three-year period. These plans reflect management’s best estimate of future profits based on both historical experience and expected growth rates for the relevant cash generating unit. The underlying assumptions of these projections include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates.

Cash flows beyond that three-year period are extrapolated using a steady growth rate. Growth rates and expected future profits are set with regards to past experience and relevant available market statistics.

Future profits are discounted using a risk adjusted discount rate.

Key assumptions

	Extrapolated future profits growth rate		Future profits discount rate
	2012%	2011%	2012%	2011%
United Kingdom general insurance and health	1.3	1.3	8.0	8.2
Ireland general insurance and health	2.0	2.0	10.6	13.7
Italy general insurance and health	2.0 – 3.0	2.0 – 3.0	9.0 – 11.4	9.2 – 10.3
United States (fund management)	3.0	3.0	17.0	17.0

France – indefinite life intangible asset

The recoverable amount of the indefinite life intangible asset has been assessed based on the fair value less costs to sell of the cash-generating unit to which it relates. The fair value less costs to sell was determined based on the quoted market value of the share of interest in the subsidiary to which it relates.

Results of impairment testing

Following the impairment business review conducted during the year the US long-term cash generating unit was tested for impairment and the Directors concluded that the goodwill associated with this cash generating unit was no longer recoverable. As a result, an impairment of £782 million was recognised during the period, reducing the carrying value of goodwill to £nil. Subsequently, the US business was classified as held for sale and recorded at its fair value less costs to sell (see Note 3).

Management concluded that the goodwill associated with the Spanish long-term cash generating unit, excluding Aseval which is held for sale, is no longer fully recoverable. An impairment of £76 million has been recognised reducing the carrying value of this cash generating unit to its recoverable amount as a result of a reduction to management’s estimates for future profitability due to current economic circumstances.

Similarly, as a result of the test of the Italian long-term and general businesses, impairments of £27 million and £6 million respectively have been recognised.

Other than the CGUs noted above, the recoverable amount exceeds the carrying value of the cash generating units including goodwill.

14 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on insurance contracts[1] £m	AVIF on investment contracts[2] £m	Other intangible assets with finite useful lives £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2011	2,724	308	1,842	323	5,197
Additions	–	–	151	–	151
Acquisition of subsidiaries	–	–	3	–	3
Disposals	–	–	(63)	(204)	(267)
Movement in shadow adjustment	(123)	–	–	–	(123)
Deconsolidation of Delta Lloyd	(126)	–	(158)	–	(284)
Foreign exchange rate movements	(11)	(9)	(10)	(2)	(32)
At 31 December 2011	2,464	299	1,765	117	4,645
Additions	–	–	143	–	143
Acquisition of subsidiaries	–	–	2	–	2
Disposals	(160)	(5)	(134)	–	(299)
Movement in shadow adjustment	45	–	–	–	45
Transfers from property and equipment	–	–	3	–	3
Foreign exchange rate movements	(88)	(6)	(42)	(3)	(139)
At 31 December 2012	2,261	288	1,737	114	4,400
Accumulated amortisation
At 1 January 2011	(1,362)	(113)	(663)	–	(2,138)
Amortisation for the year	(271)	(45)	(125)	–	(441)
Disposals	–	–	25	–	25
Deconsolidation of Delta Lloyd	98	–	117	–	215
Foreign exchange rate movements	–	3	(4)	–	(1)
At 31 December 2011	(1,535)	(155)	(650)	–	(2,340)
Amortisation for the year	(226)	(20)	(107)	–	(353)
Disposals	154	5	59	–	218
Foreign exchange rate movements	60	5	16	–	81
At 31 December 2012	(1,547)	(165)	(682)	–	(2,394)
Accumulated Impairment
At 1 January 2011	(108)	–	(76)	(69)	(253)
Impairment losses charged to expenses (note 6)	(7)	–	(50)	–	(57)
Reversal of impairment losses	–	–	2	–	2
Disposals	2	–	9	3	14
Deconsolidation of Delta Lloyd	–	–	10	–	10
Foreign exchange rate movements	(1)	–	–	1	–
At 31 December 2011	(114)	–	(105)	(65)	(284)
Impairment losses charged to expenses (note 6)	(34)	(39)	(152)	–	(225)
Disposals	3	–	70	–	73
Foreign exchange rate movements	1	–	2	2	5
At 31 December 2012	(144)	(39)	(185)	(63)	(431)
Carrying amount
At 1 January 2011	1,254	195	1,103	254	2,806
At 31 December 2011	815	144	1,010	52	2,021
At 31 December 2012	570	84	870	51	1,575
Less: Assets classified as held for sale	(443)	(39)	(9)	–	(491)
	127	45	861	51	1,084
1	On insurance and participating investment contracts.
2	On non-participating investment contracts.

(a)	Intangible assets with indefinite useful lives comprise the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification. Impairment testing of these intangibles is covered in note 13(b).
(b)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.
Acquisitions of intangible assets with finite lives relate to Canadian broker businesses.
Disposals include the derecognition of exhausted assets which are fully amortised or impaired with nil carrying value.
Impairment losses on intangible assets with finite lives of £152 million arise from impairments of capitalised software in US long-term operations, UK long-term operations and UK general insurance operations of £102 million, £25 million and £22 million respectively, and £3 million in relation to other businesses. Impairment tests were conducted as described in note 13(b).
Excluding assets classified as held for sale, AVIF on insurance and investment contracts is generally recoverable in more than one year. Of the total AVIF of £172 million (£127 million on insurance contracts, £45 million on investment contracts), £131 million (2011: £713 million) is expected to be recovered more than one year after the statement of financial position date.
154

15– Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount

(i) The movements in the carrying amount comprised:

				2012				2011
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	147	1,465	100	1,712	187	1,446	375	2,008
Share of results before tax	–	(19)	–	(19)	–	(14)	–	(14)
Share of tax	–	(4)	–	(4)	–	(3)	–	(3)
Share of results after tax	–	(23)	–	(23)	–	(17)	–	(17)
Impairment of goodwill	(9)	–	–	(9)	(15)	–	–	(15)
Amortisation of intangibles[1]	(6)	–	–	(6)	(6)	–	–	(6)
Share of profit/loss after tax	(15)	(23)	–	(38)	(21)	(17)	–	(38)
Acquisitions	–	–	–	–	–	12	–	12
Additions	–	89	4	93	–	59	18	77
Reclassification to subsidiary	–	(107)	–	(107)	–	–	(282)	(282)
Reduction in Group interest	–	–	–	–	–	(1)	–	(1)
Disposals	–	(41)	–	(41)	–	(37)	–	(37)
Share of gains taken to other comprehensive income	–	21	–	21	–	7	–	7
Loans repaid	–	–	(12)	(12)	–	–	(17)	(17)
Dividend received	–	(5)	–	(5)	–	–	–	–
Foreign exchange rate movements	–	(4)	–	(4)	(19)	(4)	6	(17)
At 31 December	132	1,395	92	1,619	147	1,465	100	1,712
Less: Amounts classified as held for sale	(54)	(72)	–	(126)	–	(12)	–	(12)
	78	1,323	92	1,493	147	1,453	100	1,700
1	Comprises amortisation of AVIF on insurance contracts of £3 million (2011: £3 million) and other intangibles of £3 million (2011: £3 million).

During 2010, the Group’s Taiwan joint venture, First-Aviva Life Insurance Co., Ltd., was classified as held for sale following the decision of management to seek to dispose of the business. A sale of this business was not completed in 2012 and management have reviewed its classification as held for sale and determined that the classification remains appropriate. The disposal is expected to be completed within 12 months of the balance sheet date.

During 2012, the Group’s Malaysian joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, were classified as held for sale following the decision of management to seek to dispose of the businesses. On 17 January 2013 agreement was reached to sell Aviva’s interests in these businesses to Sun Life Assurance Company of Canada. Upon receipt of regulatory approval the parties will work to close the proposed transaction during the first half of 2013. The expected proceeds of this transaction are £152 million. These businesses have been included in the statement of financial position at their carrying value.

Additions and disposals relate to the increase and reduction of investments in property management undertakings. The Group’s principal interests in property management joint ventures are listed below.

(ii) The balances at 31 December comprised:

				2012				2011
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	–	1,050	92	1,142	–	1,145	100	1,245
Long-term business undertakings	132	339	–	471	147	315	–	462
General insurance undertakings	–	6	–	6	–	5	–	5
Total	132	1,395	92	1,619	147	1,465	100	1,712

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

(b) Property management undertakings

The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.00%	50.00%
The Ashtenne Industrial Fund Limited Partnership	67.70%	43.66%
The Mall Limited Partnership	50.00%	50.52%
Paddington Central IV Unit Trust	50.00%	50.00%
Queensgate Limited Partnership	50.00%	50.00%
Quercus Healthcare Property Partnership Limited	50.00%	29.33%
The Southgate Limited Partnership	50.00%	50.00%

All the above entities perform property ownership and management activities, and are incorporated and operate in the UK. All these investments are held by subsidiary entities.

15 – Interests in, and loans to, joint ventures continued

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

All investments in the above companies are unlisted and are held by subsidiaries, except for the shares in Aviva-COFCO Life Insurance Co. Limited which are held by the Company. The Group’s share of net assets of that company is £141 million (2011: £150 million) which have a fair value of £141 million (2011: £150 million).

(d) Impairment testing

Joint ventures are tested for impairment by comparing the carrying value of the cash generating unit to which the goodwill relates to the recoverable value of that cash generating unit.

The recoverable amount of long-term business undertakings is the value in use of the joint venture. This is calculated according to the methodology for the calculation of the value in use of long-term business cash generating units for the impairment testing of goodwill, as set out in note 13(b).

The recoverable amount for joint ventures classified as held for sale (CIMB Aviva Assurance Berhad, CIMB Aviva Takaful Berhad & First-Aviva Life Insurance Co., Ltd.) is the fair value less costs to sell for each entity, based on the expected net disposal proceeds. The recoverable amount of property management undertakings is the fair value less costs to sell of the joint venture, measured in accordance with the Groups accounting policy for Investment Property (See: Accounting Policy P).

Key Assumptions for the calculation of value in use for long-term business undertakings

All interests in joint ventures have been tested for impairment but only the material items are detailed below.

	Embedded value basis		Future new business profits growth rate		Future new business profits discount rate
	2012	2011	2012%	2011%	2012%	2011%
Aviva-COFCO Life Insurance Co. Limited	MCEV	MCEV	n/a1	n/a1	n/a1	n/a1
AvivaSA Emeklilik ve Hayat A.S.	MCEV	MCEV	9.2	4.0	18.0	12.8
Woori Aviva Life insurance Co. Ltd	MCEV	MCEV	4.0	4.0	13.1	13.6
1	Projection of future new business not required as MCEV exceeds carrying value.

Results of impairment testing

Following the impairment test of Woori Aviva Life Insurance Co. Ltd an impairment of £9 million has been recognised fully impairing the goodwill to £nil, reflecting local economic conditions.

(e) Additional information

Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2012 £m	2011 £m
Income, including unrealised gains/(losses) on investments	808	763
Expenses	(827)	(777)
Share of results before tax	(19)	(14)
Long-term assets	2,731	1,831
Current assets	1,676	2,534
Share of total assets	4,407	4,365
Long-term liabilities	(1,778)	(1,634)
Current liabilities	(1,234)	(1,266)
Share of total liabilities	(3,012)	(2,900)
Share of net assets	1,395	1,465

The joint ventures have no significant contingent liabilities to which the Group is exposed. The Group has capital commitments to property management joint ventures of £157 million (2011: £258 million).

16 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

			2012			2011
	Goodwill and intangibles £m	Equity interests £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Total £m
At 1 January	115	1,003	1,118	80	563	643
Share of results before tax	–	(295)	(295)	–	196	196
Share of tax	–	(2)	(2)	–	(36)	(36)
Share of results after tax	–	(297)	(297)	–	160	160
Impairment – see notes (i) and (ii) below	(147)	205	58	–	(217)	(217)
Share of loss after tax	(147)	(92)	(239)	–	(57)	(57)
Acquisitions	–	–	–	–	1,116	1,116
Additions – see note (iii) below	32	–	32	35	–	35
Reduction in Group interest	–	(601)	(601)	–	(3)	(3)
Share of losses taken to other comprehensive income	–	(7)	(7)	–	(143)	(143)
Dividends received	–	(43)	(43)	–	(71)	(71)
Deconsolidation of Delta Lloyd	–	–	–	–	(359)	(359)
Foreign exchange rate movements	–	(45)	(45)	–	(43)	(43)
Movements in carrying amount	(115)	(788)	(903)	35	440	475
At 31 December	–	215	215	115	1,003	1,118

The Group had no loans to associates as at 31 December 2012 (2011: £nil).

(i) Disposal of Delta Lloyd

On 5 July 2012, the Group sold 37.2 million shares in Delta Lloyd for £313 million (net of costs), reducing the Group’s holding to 19.8% of Delta Lloyd’s ordinary share capital, representing 18.6% of shareholder voting rights. As the Group no longer has significant influence over Delta Lloyd, the Group ceased to account for that company as an associate from 5 July 2012. From that date, our holding was classified as a financial investment, held at fair value through profit and loss.

Prior to sale, the Group’s share of Delta Lloyd’s net asset value declined to a value below its quoted market value and therefore the impairment recognised in 2011 to reduce the carrying value of the associate to the quoted market value was redundant and no longer required. The amount previously recognised as an impairment of £205 million has therefore been reversed during the current period, through the Group’s share of loss after tax of associates, after exchange movements on the opening balance of £12 million.

(ii) Impairment testing

Following the business review, management have determined that the goodwill in Aviva Life Insurance Company India Limited is fully impaired. An impairment of £147 million has been recognised in respect of this associate, reducing its goodwill to nil.

The recoverable amount of property management undertakings is the fair value less costs to sell of the joint venture, measured in accordance with the Groups accounting policy for Investment Property (See: Accounting Policy P).

(iii) Additions

Additions in 2012 relate to Aviva Life Insurance Company India Limited.

(b) Principal associates

The Group’s principal associates are as follows:

Company	Type of business	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	26.00%	India
SCPI Logipierre 1	Property management	44.46%	France
SCPI Selectipierre 2	Property management	22.16%	France
SCPI Ufifrance Immobilier	Property management	20.40%	France

All investments in principal associates are held by subsidiaries.

(c) Additional information

Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	2012 Total £m	2011 Total £m
Share of revenues	1,990	2,244
Share of results before tax	(295)	196
Share of assets	458	25,957
Share of liabilities	(243)	(24,954)
Share of net assets	215	1,003

The Group’s share of associated companies’ contingent liabilities amounted to £nil million at 31 December 2012 (2011: £173 million).

17 – Property and equipment

This note analyses our property and equipment, which are primarily properties occupied by Group companies, properties under construction and computer equipment.

	Properties under construction £m	Owner- occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2011	126	440	9	723	409	1,707
Additions	45	–	1	38	20	104
Disposals	–	(44)	(3)	(66)	(51)	(164)
Transfers from/(to) investment property (note 18)	–	(1)	–	–	–	(1)
Fair value gains	32	–	–	–	–	32
Deconsolidation of Delta Lloyd	(29)	(184)	–	(63)	(128)	(404)
Foreign exchange rate movements	1	4	–	(2)	(3)	–
At 31 December 2011	175	215	7	630	247	1,274
Additions	16	171	–	27	20	234
Disposals	–	(13)	(4)	(46)	(41)	(104)
Transfers (to) investment property (note 18)	(111)	(32)	–	–	–	(143)
Fair value gains	(6)	(3)	–	–	–	(9)
Transfer to intangible assets (note 14)	–	–	–	(3)	–	(3)
Foreign exchange rate movements	–	(1)	–	–	(7)	(8)
At 31 December 2012	74	337	3	608	219	1,241
Depreciation and impairment
At 1 January 2011	–	–	(7)	(640)	(310)	(957)
Charge for the year	–	–	(1)	(36)	(24)	(61)
Disposals	–	–	2	52	35	89
Deconsolidation of Delta Lloyd	–	–	–	54	108	162
Impairment losses charged to restructuring costs	–	–	–	–	–	–
Foreign exchange rate movements	–	–	1	3	(1)	3
At 31 December 2011	–	–	(5)	(567)	(192)	(764)
Charge for the year	–	–	1	(28)	(19)	(46)
Disposals	–	–	2	38	20	60
Impairment charge (see below)	–	(91)	–	(5)	(10)	(106)
Foreign exchange rate movements	–	(1)	–	3	6	8
At 31 December 2012	–	(92)	(2)	(559)	(195)	(848)

Carrying amount
At 31 December 2011	175	215	2	63	55	510
At 31 December 2012	74	245	1	49	24	393
Less: Assets classified as held for sale	–	(2)	–	–	–	(2)
	74	243	1	49	24	391

Fair value losses of £3 million (2011: £2 million gains) have been charged to other comprehensive income, with the net reversal of losses previously charged to the income statement now being credited there.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment, on the basis of Existing Use Value and in accordance with UK Valuations Standards (“Red book”), is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

Similar considerations apply to properties under construction, where an estimate is made of valuation when complete, adjusted for anticipated costs to completion, profit and risk, reflecting market conditions at the valuation date.

The £106 million impairment loss charged to the income statement mainly relates to Aviva USA’s property and equipment, the carrying value of which has been reduced to nil as set out in note 3c(i).

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £275 million (2011: £189 million).

The Group has no material finance leases for property and equipment.

18 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

			2012			2011
	Freehold £m	Leasehold £m	Total £m	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January	9,848	1,790	11,638	11,241	1,823	13,064
Additions	536	194	730	1,107	85	1,192
Capitalised expenditure on existing properties	103	8	111	52	9	61
Fair value (losses) / gains	(416)	(76)	(492)	92	6	98
Disposals	(940)	(207)	(1,147)	(694)	(17)	(711)
Transfers (to)/from property and equipment (note 17)	89	54	143	1	–	1
Deconsolidation of Delta Lloyd	–	–	–	(2,015)	(116)	(2,131)
Foreign exchange rate movements	(145)	(5)	(150)	64	–	64
At 31 December	9,075	1,758	10,833	9,848	1,790	11,638
Less: Assets classified as held for sale	(18)	–	(18)	–	–	–
	9,057	1,758	10,815	9,848	1,790	11,638

Investment property in the UK is valued at least annually by external chartered surveyors at open market values in accordance with the guidance issued by The Royal Institution of Chartered Surveyors or using internal valuations and estimates during the intervening period. Outside the UK, valuations are produced by local qualified staff of the Group or external qualified professional valuers in the countries concerned. In the event of a material change in market conditions between the valuation date and balance sheet date, adjustments are made to reflect any material changes in fair value. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no future growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties.

The fair value of investment properties leased to third parties under operating leases at 31 December 2012 was £10,822 million (2011: £11,552 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 49(b)(i).

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

Modelled with significant observable market inputs – (‘Level 2’)

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:

■	Quoted prices for similar (i.e. not identical) assets and liabilities in active markets.
■	Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.
■	Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks, current property values and default rates).
■	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Examples of these are securities measured using discounted cash flow models based on market observable swap yields, and listed debt or equity securities in a market that is inactive. Valuations, whether sourced from internal models or third parties include credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observed market transactions. To the extent observed market spreads are either not used in valuing a security, or do not fully reflect liquidity risk, our valuation methodology, whether sourced from internal models or third parties, reflects a liquidity premium.

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

19 – Fair value methodology continued

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

The majority of the Group’s financial assets and certain financial liabilities are valued based on quoted market information or observable market data. A small percentage (5.5%) of total financial assets recorded at fair value are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible.

Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Fair value hierarchy analysis

An analysis of financial assets and liabilities according to fair value hierarchy is given below:

	Fair value hierarchy
2012	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 20 & 22)
Loans	–	18,973	–	18,973	8,961	(3,397)	24,537
Fixed maturity securities	107,953	43,588	10,082	161,623	–	(33,617)	128,006
Equity securities	33,074	230	473	33,777	–	(1,248)	32,529
Other investments (including derivatives)	21,704	5,510	2,879	30,093	–	(1,550)	28,543
Total	162,731	68,301	13,434	244,466	8,961	(39,812)	213,615
Financial Liabilities
Non-participating investment contracts	45,032	825	442	46,299	1,400	(3,958)	43,741
Borrowings (note 45)	–	1,332	–	1,332	7,007	(145)	8,194
Derivative liabilities (note 46)	132	1,570	59	1,761	–	(108)	1,653
Total	45,164	3,727	501	49,392	8,407	(4,211)	53,588

Discussion on the valuation techniques applied to value financial liabilities carried at fair value is included in the relevant footnote disclosure for the financial liability.

For the year to 31 December 2012, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £1.3 billion (2011: £2.2 billion), and £0.3 billion (2011: £9 million) from Level 2 to Level 1. The transfers from Level 1 to Level 2 arose primarily in France (£1.0 billion) and the UK (£0.3 billion) as a result of changes in the level of activity and environment in the markets from which prices are sourced.

For the year to 31 December 2012, there were no transfers of financial liabilities between fair value hierarchy levels (2011:
no transfers).

	Fair value hierarchy
2011	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
Financial investments and loans (notes 20 & 22)
Loans	–	18,486	–	18,486	9,630	–	28,116
Fixed maturity securities	103,183	42,222	7,940	153,345	–	(93)	153,252
Equity securities	31,556	644	483	32,683	–	(37)	32,646
Other investments (including derivatives)	21,902	5,530	2,945	30,377	–	(217)	30,160
Total	156,641	66,882	11,368	234,891	9,630	(347)	244,174
Financial Liabilities
Non-participating investment contracts (note 37)	42,523	1,219	248	43,990	1,669	–	45,659
Borrowings (note 45)	–	1,306	–	1,306	7,144	–	8,450
Derivative liabilities (note 46)	446	1,360	44	1,850	–	–	1,850
Total	42,969	3,885	292	47,146	8,813	–	55,959

19 – Fair value methodology continued

(c) Further information on Level 3 financial instruments

(i) The table below shows movements in the Level 3 financial assets and liabilities measured at fair value.

					2012					2011
	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial Investments Total £m	Financial liabilities Total £m	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial Investments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	7,940	483	2,945	11,368	292	8,709	972	2,668	12,349	208
Total net (losses)/gains recognised in the income statement	934	7	18	959	(4)	(466)	(35)	114	(387)	5
Total net gains/(losses) recognised in other comprehensive income	113	–	17	130	–	33	–	(10)	23	–
Purchases	1,826	27	646	2,499	18	876	85	680	1,641	30
Issuances	–	–	1	1	23	–	–	1	1	46
Disposals	(767)	(29)	(755)	(1,551)	–	(960)	(12)	(582)	(1,554)	–
Transfers into Level 3	443	2	56	501	184	167	6	119	292	–
Transfers out of Level 3	(149)	(3)	(12)	(164)	–	(234)	(3)	(24)	(261)	–
Deconsolidation of Delta Lloyd	–	–	–	–	–	(1)	(518)	–	(519)	–
Foreign exchange rate movements	(258)	(14)	(37)	(309)	(12)	(184)	(12)	(21)	(217)	3
Balance at 31 December	10,082	473	2,879	13,434	501	7,940	483	2,945	11,368	292
Less: Amounts classified as held for sale	(120)	–	(396)	(516)	–	–	–	–	–	–
	9,962	473	2,483	12,918	501	7,940	483	2,945	11,368	292

Total net gains recognised in the income statement in the year in respect of Level 3 financial investments amounted to £959 million (2011: £387 million net losses). Included in this balance are £1,030 million net gains (2011: £354 million net losses) attributable to assets still held at the end of the year.

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

The transfers into and out of Level 3 in 2012 were predominantly in our business in France and related principally to changes in the market liquidity of certain debt securities resulting in changes to the availability of observable market inputs.

Of the £959 million net gains (2011: £387 million net losses) recognised in the income statement during the year, a £968 million gain (2011: £390 million losses) is recognised in net investment income and £9 million losses (2011: £3 million gains) relates to impairments and is included in other expenses.

(ii) The principal investments classified as Level 3, and the valuation techniques applied to them, are:

■	Structured bond-type products held by our business in France amounting to £8.6 billion (2011: £6.1 billion), for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2012, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.
■	Notes issued by loan partnerships held by our UK Life business amounting to £1.0 billion (2011: £1.2 billion), for which there is no active market. These are valued using counterparty quotes which are corroborated against index information obtained for similar asset classes, taking into further consideration the quality of the underlying loan portfolio, leverage structure, credit rating, illiquidity margins, market spreads and duration.
■	Private equity investment funds amounting to £1.3 billion (2011: £1.5 billion), of which £1.1 billion (2011: £0.9 billion) is held by our UK business. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw-downs and distributions between the date of the report and the balance sheet date and the fund manager’s carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.
■	External hedge funds held principally by businesses in the UK, the US and France amounting to £1.3 billion (2011: £1.3 billion). Valuations received from fund managers are based on net asset values. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.
■	Certain strategic interests in banking partners held by our Italian business amounting to £0.3 billion (2011: £0.3 billion). Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.
■	Other Level 3 investments amount to £0.9 billion (2011: £1.0 billion) and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

19 – Fair value methodology continued

(iii) Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. 99% (2011: 99%) of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

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

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £12.3 billion of the Group’s Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value in the range of £558 million positive impact and £623 million adverse impact.

Of the £1.1 billion Level 3 investments for which sensitivity analysis is not provided, £0.8 billion relates to investments held in unit-linked and participating funds mainly in France where investment risk is predominantly borne by policyholders and therefore shareholder profit before tax is insensitive to reasonable changes in fair value of these investments. The remaining £0.3 billion of Level 3 investments are held to back non-linked shareholder business and it is estimated that a 10% change in valuation of these investments would reduce shareholder profit before tax by £30 million.

20 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2012 and 2011 were as follows:

			2012			2011
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	2	1,309	1,311	3	1,465	1,468
Loans to banks	–	4,250	4,250	–	4,988	4,988
UK securitised mortgage loans (see note 21)	2,218	–	2,218	2,154	–	2,154
Non-securitised mortgage loans	16,753	3,211	19,964	16,329	2,905	19,234
Loans to brokers and other intermediaries	–	89	89	–	96	96
Other loans	–	102	102	–	176	176
Total	18,973	8,961	27,934	18,486	9,630	28,116
Less: Amounts classified as held for sale	(56)	(3,341)	(3,397)	–	–	–
	18,917	5,620	24,537	18,486	9,630	28,116

Loans to banks include cash collateral received under stock lending arrangements (see note 22(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 46).

Of the above loans, £19,179 million (2011: £21,626 million) are due to be recovered in more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 19.

The change in fair value of these loans during the year, attributable to a change in credit risk, was £491 million loss (2011: £555 million loss). The cumulative change attributable to changes in credit risk to 31 December 2012 was £2,665 million loss (2011: £2,174 million loss).

Non-securitised mortgage loans include £4.1 billion (2011: £3.7 billion) relating to UK primary healthcare and PFI businesses which are secured against General Practitioner premises, other primary health-related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

20 – Loans continued

Loans at amortised cost

The fair value of these loans at 31 December 2012 was £8,735 million (2011: £9,532 million).

(b) Analysis of loans carried at amortised cost

			2012			2011
	Amortised Cost £m	Impairment £m	Carrying Value £m	Amortised Cost £m	Impairment £m	Carrying Value £m
Policy loans	1,309	–	1,309	1,465	–	1,465
Loans to banks	4,250	–	4,250	4,988	–	4,988
Non-securitised mortgage loans	3,335	(124)	3,211	2,995	(90)	2,905
Loans to brokers and other intermediaries	89	–	89	96	–	96
Other loans	106	(4)	102	180	(4)	176
Total	9,089	(128)	8,961	9,724	(94)	9,630

The movements in the impairment provisions on these loans for the years ended 31 December 2011 and 2012 were as follows:

	2012 £m	2011 £m
At 1 January	(94)	(141)
Increase during the year	(45)	(66)
Write back following sale or reimbursement	2	2
Write back following recovery in value	9	39
Deconsolidation of Delta Lloyd	–	72
Foreign exchange rate movements	–	–
At 31 December	(128)	(94)

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

The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £4,560 million (2011: £4,601 million). No collateral was actually sold or repledged in the absence of default during the year (2011: £nil).

21 – Securitised mortgages and related assets

The Group, in our UK Life business has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings. This note gives details of the relevant transactions.

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

AER has purchased subordinated notes and granted subordinated loans to some of the ERF companies. In addition, Group companies have invested in loan notes issued by the ERF companies. These have been eliminated on consolidation through offset against the borrowings of the ERF companies in the consolidated statement of financial position.

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

(b) Carrying values

The following table summarises the securitisation arrangements:

		2012		2011
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
Securitised mortgage loans
At fair value (note 20)	2,218	(1,515)	2,154	(1,486)
Other securitisation assets/(liabilities)	351	(1,054)	191	(859)
	2,569	(2,569)	2,345	(2,345)

Loan notes held by third parties are as follows:

	2012 £m	2011 £m
Total loan notes issued, as above	1,515	1,486
Less: Loan notes held by Group companies	(183)	(180)
Loan notes held by third parties (note 45(c)(i))	1,332	1,306

22 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

				2012				2011
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	–	18,348	–	18,348	115	18,129	–	18,244
UK local authorities	–	18	–	18	–	18	–	18
Non-UK government (note 22e)	–	44,118	2,258	46,376	–	39,686	1,888	41,574
Corporate bonds
Public utilities	–	6,259	2,881	9,140	–	6,064	2,951	9,015
Other corporate	–	54,942	21,449	76,391	–	54,602	19,991	74,593
Convertibles and bonds with warrants attached	–	465	6	471	–	418	17	435
Other	–	5,528	3,301	8,829	–	3,371	4,168	7,539
	–	129,678	29,895	159,573	115	122,288	29,015	151,418
Certificates of deposit	–	2,047	3	2,050	100	1,822	–	1,922
Redeemable preference shares	–	–	–	–	–	–	5	5
	–	131,725	29,898	161,623	215	124,110	29,020	153,345
Equity securities
Ordinary shares
Public utilities	–	3,684	–	3,684	–	4,133	–	4,133
Banks, trusts and insurance companies	–	7,196	62	7,258	–	6,184	81	6,265
Industrial, miscellaneous and all other	–	22,397	1	22,398	–	21,857	1	21,858
	–	33,277	63	33,340	–	32,174	82	32,256
Non-redeemable preference shares	–	437	–	437	–	426	1	427
	–	33,714	63	33,777	–	32,600	83	32,683
Other investments
Unit trusts and other investment vehicles	–	26,315	441	26,756	–	26,775	485	27,260
Derivative financial instruments (note 54)	1,590	–	–	1,590	1,498	–	–	1,498
Deposits with credit institutions	–	739	–	739	–	427	–	427
Minority holdings in property management undertakings	–	584	–	584	–	617	–	617
Other investments – long-term	–	370	54	424	–	515	60	575
Other investments – short-term	–	–	–	–	–	–	–	–
	1,590	28,008	495	30,093	1,498	28,334	545	30,377
Total financial investments	1,590	193,447	30,456	225,493	1,713	185,044	29,648	216,405
Less assets classified as held for sale
Fixed maturity securities	–	(4,236)	(29,381)	(33,617)	–	(93)	–	(93)
Equity securities	–	(1,187)	(61)	(1,248)	–	(37)	–	(37)
Other investments	–	(1,072)	(478)	(1,550)	–	(217)	–	(217)
	–	(6,495)	(29,920)	(36,415)	–	(347)	–	(347)
	1,590	186,952	536	189,078	1,713	184,697	29,648	216,058

Of the above total, £129,448 million (2011: £154,116 million) is due to be recovered in more than one year after the statement of financial position date.

Other debt securities of £8,829 million (2011: £7,539 million) primarily include residential and commercial mortgage-backed securities, as well as other structured credit securities.

22 – Financial investments continued

(b) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

				2012				2011
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	147,220	16,433	(2,030)	161,623	147,537	12,395	(6,587)	153,345
Equity securities	30,898	5,043	(2,164)	33,777	33,055	3,637	(4,009)	32,683
Other investments
Unit trusts and specialised investment vehicles	25,966	1,647	(857)	26,756	27,416	74	(230)	27,260
Derivatives financial instruments	1,201	518	(129)	1,590	1,228	336	(66)	1,498
Deposits with credit institutions	739	–	–	739	427	–	–	427
Minority holdings in property management undertakings	599	123	(138)	584	639	124	(146)	617
Other long-term investments	434	20	(30)	424	652	19	(96)	575
	207,057	23,784	(5,348)	225,493	210,954	16,585	(11,134)	216,405
These are further analysed as follows:
At fair value through profit or loss	180,006	20,202	(5,171)	195,037	183,959	13,555	(10,757)	186,757
Available for sale	27,051	3,582	(177)	30,456	26,995	3,030	(377)	29,648
	207,057	23,784	(5,348)	225,493	210,954	16,585	(11,134)	216,405

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Gains and losses on financial investments from continuing operations classified as at fair value through profit or loss recognised in the income statement in the year were a net gain of £12,365 million (2011: £5,487 million net loss). Of this, £30 million net loss (2011: £69 million net gain) related to financial investments designated as trading and £12,395 million net gain (2011: £5,556 million net loss) related to investments designated as other than trading.

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

Total impairments of financial investments classified as AFS in the income statement in the year were £14 million (2011: £21 million). The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £97 million (2011: £138 million). Movements in this AFS provision are shown in section (c) below.

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2011 and 2012 were as follows:

				2012				2011
	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m
At 1 January	(126)	(5)	(7)	(138)	(151)	(825)	(7)	(983)
Charge for the year taken to the income statement	(12)	–	(2)	(14)	(19)	(2)	–	(21)
Write back following sale or reimbursement	49	–	–	49	28	–	–	28
Write back following recovery in value	–	1	–	1	–	–	–	–
Deconsolidation of Delta Lloyd	–	–	–	–	16	822	–	838
Foreign exchange rate movements	5	–	–	5	–	–	–	–
At 31 December	(84)	(4)	(9)	(97)	(126)	(5)	(7)	(138)

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

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amount of financial assets received

22 – Financial investments continued

in this manner at 31 December 2012 was £16,043 million (2011: £20,053 million). The value of collateral that was actually sold in the absence of default was £nil (2011: £150 million).

Cash collateral received

In addition to the above, the Group has received cash collateral under stock lending arrangements that has been recognised in the statement of financial position with a corresponding obligation for its return. The latter balance is included in note 46.

(ii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2012 £1,208 million (2011: £1,044 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

(e) Non UK Government Debt Securities (gross of non-controlling interests)

The following is a summary of non UK government debt by issuer as at 31 December 2012 analysed by policyholder, participating and shareholder funds.

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Austria	14	28	634	512	123	58	771	598
Belgium	45	30	1,342	1,029	172	176	1,559	1,235
France	189	215	9,072	7,529	1,944	1,634	11,205	9,378
Germany	217	239	2,389	1,751	957	792	3,563	2,782
Greece	–	–	–	46	–	2	–	48
Ireland	34	33	363	378	26	216	423	627
Italy	263	273	8,517	9,670	617	1,056	9,397	10,999
Netherlands	65	63	1,193	1,284	228	136	1,486	1,483
Poland	672	509	1,012	720	445	329	2,129	1,558
Portugal	–	–	257	204	–	8	257	212
Spain	36	46	1,317	1,046	854	639	2,207	1,731
European Supranational debt	136	114	2,928	2,376	1,470	856	4,534	3,346
Other European countries	235	125	634	410	421	91	1,290	626
Europe	1,906	1,675	29,658	26,955	7,257	5,993	38,821	34,623
Canada	18	18	195	195	2,517	2,342	2,730	2,555
United States	131	129	40	66	1,665	1,631	1,836	1,826
North America	149	147	235	261	4,182	3,973	4,566	4,381
Singapore	7	8	453	309	276	211	736	528
Sri Lanka	2	21	2	2	–	139	4	162
Other	604	391	1,252	1,262	393	227	2,249	1,880
Asia Pacific and other	613	420	1,707	1,573	669	577	2,989	2,570
Total	2,668	2,242	31,600	28,789	12,108	10,543	46,376	41,574
Less: assets of operations classified as held for sale	197	34	556	9	2,274	19	3,027	62
Total (excluding assets held for sale)	2,471	2,208	31,044	28,780	9,834	10,524	43,349	41,512

At 31 December 2012, the Group’s total government (non-UK) debt securities stood at £46.4 billion (2011: £41.6 billion), an increase of £4.8 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £12.1 billion (2011: £10.5 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (16%), German (8%), Spanish (7%) and Italian (5%) (non-UK) government debt securities.

The participating funds exposure to (non-UK) government debt amounts to £31.6 billion (2011: £28.8 billion), an increase of £2.8 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (29%), Italy (27%), Germany (8%), Belgium (4%), Spain (4%), Netherlands (4%) and Poland (3%).

22 – Financial investments continued

(f) Exposure to worldwide banks – debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets				Participating fund assets
2012	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	–	–	–	0.3	–	0.3
France	0.1	–	0.1	3.5	0.8	4.3
Germany	0.1	0.1	0.2	0.5	0.5	1.0
Ireland	–	0.1	0.1	–	–	–
Italy	0.1	0.1	0.2	0.3	0.1	0.4
Netherlands	0.4	0.2	0.6	1.9	0.3	2.2
Portugal	–	–	–	0.1	–	0.1
Spain	0.8	0.1	0.9	1.1	0.1	1.2
United Kingdom	0.8	0.5	1.3	1.0	1.2	2.2
United States	1.3	0.8	2.1	1.0	0.1	1.1
Other	0.6	0.4	1.0	2.0	0.8	2.8
Total	4.2	2.3	6.5	11.7	3.9	15.6
Less: assets of operations classified as held for sale	1.3	1.0	2.3	0.1	0.1	0.2
Total (excluding assets held for sale)	2.9	1.3	4.2	11.6	3.8	15.4
2011 Total	3.7	2.2	5.9	10.6	3.6	14.2

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.5 billion. The majority of our holding (65%) is in senior debt. The primary exposures are to US (32%) and UK (20%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.2 billion. Our holdings include strategic holdings in Italian banks of £148 million.

Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.6 billion. The majority of the exposure (75%) is in senior debt. Participating funds are the most exposed to French (28%), UK (14%) and Dutch (14%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets				Participating fund assets
2012	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	–	–	–	0.3	–	0.3
France	0.1	–	0.1	4.0	0.9	4.9
Germany	0.1	0.1	0.2	0.5	0.5	1.0
Ireland	–	0.1	0.1	–	–	–
Italy	0.2	0.1	0.3	0.5	0.2	0.7
Netherlands	0.4	0.2	0.6	2.0	0.3	2.3
Portugal	–	–	–	0.1	–	0.1
Spain	1.2	0.1	1.3	1.5	0.2	1.7
United Kingdom	0.8	0.6	1.4	1.1	1.3	2.4
United States	1.4	0.8	2.2	1.1	0.1	1.2
Other	0.7	0.4	1.1	2.2	0.9	3.1
Total	4.9	2.4	7.3	13.3	4.4	17.7
Less: assets of operations classified as held for sale	1.4	1.1	2.5	0.2	0.1	0.3
Total (excluding assets held for sale)	3.5	1.3	4.8	13.1	4.3	17.4
2011 Total	4.3	2.3	6.6	12.0	3.9	15.9

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £7.3 billion. The majority of our holding (67%) is in senior debt. The primary exposures are to US (30%) and UK (19%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.4 billion. Our holdings include strategic holdings in Italian banks of £289 million.

Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £17.7 billion. The majority of the exposure (75%) is in senior debt. Participating funds are the most exposed to French (28%), UK (14%) and Dutch (13%) banks.

23 – Receivables

This note analyses our total receivables.

	2012 £m	2011 £m
Amounts owed by contract holders	1,693	1,838
Amounts owed by intermediaries	1,398	1,139
Deposits with ceding undertakings	1,395	1,426
Amounts due from reinsurers	367	339
Amounts due from brokers for investment sales	444	270
Amounts receivable for cash collateral pledged	241	26
Amounts due from government, social security and taxes	521	467
Corporate owned life insurance	162	156
Dividends receivable	6	109
Finance lease receivables	141	200
Other receivables	1,662	1,978
Total	8,030	7,948
Less: Amounts classified as held for sale	(413)	(11)
	7,617	7,937
Expected to be recovered in less than one year	7,525	7,713
Expected to be recovered in more than one year	92	224
	7,617	7,937

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

24 – Deferred acquisition costs, other assets, prepayments and accrued income

(a) Deferred acquisition costs and other assets – carrying amount

The carrying amount comprises:

	2012 £m	2011 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	2,122	2,733
Insurance contracts – General insurance and health business	939	986
Participating investment contracts – Long-term business	30	21
Non-participating investment contracts – Long-term business	936	1,024
Retail fund management business	14	14
Total deferred acquisition costs	4,041	4,778
Surpluses in the staff pension schemes (note 44 (e) (vii))	1,257	1,670
Other assets	56	19
Total	5,354	6,467
Less: Amounts classified as held for sale	(1,555)	(23)
	3,799	6,444

Deferrable acquisition costs (DAC) on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year. Of the above total, £1,351 million (2011: £3,148 million) is expected to be recovered more than one year after the statement of financial position date; the reduction in this amount reflects that the DAC balance for the US is included in amounts classified as held for sale at 31 December 2012. For long-term business where amortisation of the DAC balance depends on projected profits, the amount expected to be recovered is estimated and actual experience will differ.

Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

24 – Deferred acquisition costs, other assets, prepayments and accrued income continued

(b) Deferred acquisition costs – movements in the year

The movements in deferred acquisition costs (DAC) during the year were:

				2012				2011
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	3,778	986	14	4,778	4,261	1,141	14	5,416
Acquisition costs deferred during the year	841	2,221	4	3,066	1,012	2,414	5	3,431
Amortisation	(804)	(2,257)	(4)	(3,065)	(735)	(2,467)	(5)	(3,207)
Impact of assumption changes	(201)	–	–	(201)	(48)	–	–	(48)
Effect of portfolio transfers, acquisitions and disposals	(15)	(1)	–	(16)	–	(18)	–	(18)
Foreign exchange rate movements	(89)	(10)	–	(99)	(3)	(5)	–	(8)
Shadow adjustment	(422)	–	–	(422)	(593)	–	–	(593)
Deconsolidation of Delta Lloyd	–	–	–	–	(116)	(79)	–	(195)
Carrying amount at 31 December	3,088	939	14	4,041	3,778	986	14	4,778
Less: Amounts classified as held for sale	(1,538)	–	–	(1,538)	(23)	–	–	(23)
	1,550	939	14	2,503	3,755	986	14	4,755

The balance of deferred acquisition costs for long-term business decreased by £0.7 billion in 2012, reflecting the impact of assumption changes and shadow adjustment in the US.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in the DAC balance would reduce profit by £30 million (2011: £145 million) if market yields on fixed income investments were to increase by 1% and increase profit by £50 million (2011: £170 million) if yields were to reduce by 1%. The reduction in sensitivities for 2012 reflects that the US business is held for sale and carried at fair value less cost to sell.

The shadow adjustments relate to deferred acquisition costs on business in the US backed by investments classified as AFS. As explained in accounting policy K, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets

Other assets include £3 million (2011: £6 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £3,104 million including assets classified as held for sale (2011: £3,235 million), includes £108 million (2011: £90 million) that is expected to be recovered more than one year after the statement of financial position date.

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

	2012 £m	2011 £m
Loans	605	917
Debt securities	16,472	15,295
Equity securities	22,500	20,602
Reinsurance assets	1,576	1,454
Cash and cash equivalents	4,305	3,980
Other	28,512	28,119
	73,970	70,367
Less: Assets classified as held for sale	(3,048)	–
	70,922	70,367
170

26 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2012 £m	2011 £m
The allotted, called up and fully paid share capital of the Company at 31 December 2012 was: 2,945,972,261 (2011: 2,905,712,938) ordinary shares of 25 pence each	736	726

(b) During 2012, a total of 40,259,323 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	2012			2011
	Number of shares	Share Capital £m	Share Premium £m	Number of shares	Share Capital £m	Share Premium £m
At 1 January 2012	2,905,712,938	726	1,173	2,820,148,642	705	1,194
Shares issued under the Group’s Employee and Executive Share Option Schemes	3,335,566	1	1	1,574,706	–	–
Shares issued in lieu of dividends	36,923,757	9	(9)	83,989,590	21	(21)
At 31 December 2012	2,945,972,261	736	1,165	2,905,712,938	726	1,173

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

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s Share Plans). These are as follows:

(i) Savings-related options

These are options granted under the HMRC-approved Save As You Earn (SAYE) share option schemes in the UK and Irish Revenue-approved SAYE share option scheme in Ireland. Options are normally exercisable during the six-month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract. Options granted in 2012 are normally exercisable following the third or fifth anniversary.

(ii) Executive share options

These are options granted on various dates until 2004 under the Aviva Executive Share Option Plan and in 2010, under the Aviva Executive Share Option Plan 2005. Options granted between 2001 and 2004 were subject to the satisfaction of conditions relating to both the Company’s Return on Equity (ROE) and its relative Total Shareholder Return (TSR). The performance was measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant. The options granted in 2010 are described in the Directors’ Remuneration Report.

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

27 – Group’s share plans continued

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

(viii) Conditional share award granted to Trevor Matthews

A conditional share award was awarded to Trevor Matthews as compensation for the loss of share awards granted by his previous employer. The awards are described in section (b) below and in the Directors’ Remuneration Report.

(b) Outstanding options and awards

(i) Share options

At 31 December 2012, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	491	13,228	2012	316	2,337,854	2012, 2014 or 2016
	593	39,615	2013	310	2,421,083	2013, 2015 or 2017
	563	139,960	2012 or 2014	268	10,302,920	2014, 2016 or 2018
	410	502,299	2013 or 2015	266	5,892,828	2015 or 2017

Aviva Ireland Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	830	32,130	2012	374	140,085	2013 or 2015
	509	49,387	2013	304	507,254	2014 or 2016
	360	362,066	2012 or 2014	336	268,003	2015 or 2017

Aviva Executive Share Option Plan	Option price p	Number of shares	Normally exercisable
	512	533,707	2006 to 2013
	526	361,010	2007 to 2014
	386	1,308,781	2013

The following table summarises information about options outstanding at 31 December 2012:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £4.29	24,092,560	3	287.77
£4.30 – £5.89	1,080,035	1	524.55
£5.90 – £10.35	39,615	1	593.00

The comparative figures as at 31 December 2011 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.68 – £4.29	27,743,093	3	303.84
£4.30 – £5.89	2,052,537	2	524.03
£5.90 – £10.35	278,354	1	593.00

27 – Group’s share plans continued

(ii) Share awards

At 31 December 2012, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long Term Incentive Plan 2005	Number of shares	Vesting period
	5,458,500	2010 to 2012

Aviva Long Term Incentive Plan 2011	Number of shares	Vesting period
	7,391,026	2011 to 2013
	11,321,800	2012 to 2014

One Aviva, twice the value bonus plan	Number of shares	Vesting period
	1,422,544	2010 to 2012

Aviva Annual Bonus Plan 2005	Number of shares	Vesting period
	2,762,731	2010 to 2012
Aviva Annual Bonus Plan 2011	Number of shares	Vesting period
	2,496,279	2011 to 2013
	4,476,090	2012 to 2014

CFO Recruitment Share Awards Plan	Award type	Number of shares	Vesting period
	RRSA	85,197	2013
	BRDSA	43,231	2010 to 2012
	OATTV	55,051	2010 to 2012

Conditional Share Award granted to Trevor Matthews	Number of shares	Vesting period
	435,814	2013 and 2014

Recruitment and Retention Share Award Plan	Number of shares	Vesting period
	19,481	2013
	166,921	2013 and 2014
	39,122	2013, 2014 and 2015
	78,167	2015

The vesting of awards under the Aviva Long Term Incentive Plan 2005, the Aviva Long Term Incentive Plan 2011, the OATTV bonus plan and the OATTV Award under the CFO Recruitment Share Awards Plan is subject to the attainment of performance conditions as described in the Directors’ Remuneration Report. Shares which do not vest will lapse.

(iii) Shares to satisfy awards and options

Since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 28.

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2011 and 2012, and changes during the years ended on those dates, is shown below.

		2012		2011
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	30,073,984	321.55	27,256,640	367.51
Granted during the year	6,236,944	269.02	13,486,990	268.00
Exercised during the year	(2,862,952)	315.24	(182,907)	353.26
Forfeited during the year	(2,187,371)	337.96	(1,089,738)	347.58
Cancelled during the year	(3,282,095)	300.34	(7,142,132)	320.36
Expired during the year	(2,766,300)	432.85	(2,254,869)	539.48
Outstanding at 31 December	25,212,210	298.40	30,073,984	321.55
Exercisable at 31 December	1,943,130	424.99	3,460,979	471.26

27 – Group’s share plans continued

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2012 £m	2011 £m	2010 £m
Equity-settled expense	42	48	41
Cash-settled expense	5	10	9
Total (note 8b)	47	58	50

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Binomial option pricing model, were £0.70 and £2.61 (2011: £0.99 and £4.20) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2012	2011
Share price	326p	312p
Exercise price	266p	268p
Expected volatility	41%	58%
Expected life	3.71 years	3.64 years
Expected dividend yield	7.98%	6.40%
Risk-free interest rate	0.37%	0.89%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the option prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options. 2,862,952 options granted after 7 November 2002 were exercised during the year (2011: 182,907).

(ii) Share awards

The fair value of the awards was estimated on the date of grant based on the following weighted average assumptions:

Weighted average assumption	2012	2011
Share price	331.54p	435.70p
Expected volatility[1]	37%	66%
Expected volatility of comparator companies’ share price[1]	38%	65%
Correlation between Aviva and competitors’ share price[1]	63%	57%
Expected life	3.00 years	3.00 years
Expected dividend yield[2]	n/a	n/a
Risk-free interest rate[1]	0.42%	1.79%
1	For awards with market-based performance conditions.
2	The long term incentive plan awards granted in 2011 and 2012 include additional shares being provided to employees equal to dividend rights before vesting. As a result, no dividend yield assumption is required for these awards.

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

28 – Shares held by employee trusts

We satisfy awards and options granted under the Group’s share plans primarily through shares purchased in the market and held by employee share trusts. This note gives details of the shares held in these trusts. Movements in the carrying value of shares held by employee trusts comprise:

		2012		2011		2010
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	13,284,476	43	8,415,487	32	17,979,232	68
Acquired in the year	10,269,904	33	9,396,602	29	3,500,000	14
Distributed in the year	(13,500,865)	(44)	(4,527,613)	(18)	(13,063,745)	(50)
Balance at 31 December	10,053,515	32	13,284,476	43	8,415,487	32

The shares are owned by employee share trusts with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the Directors’ Remuneration Report and in note 27.

These shares were purchased in the market and are carried at cost. At 31 December 2012, they had an aggregate nominal value of £2,513,379 (2011: £3,321,119) and a market value of £37,499,611 (2011: £39,959,704). The trustees have waived their rights to dividends on the shares held in the trusts.

29 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2012 was:

	2012 £m	2011 £m
Issued and paid up
100,000,000 8.375% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8.75% cumulative irredeemable preference shares of £1 each	100	100
	200	200

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

30 – Direct capital instruments and fixed rate tier 1 notes

Notional amount	2012 £m	2011 £m
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	–
	1,382	990

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter. In the case of the sterling DCI this variable rate will be the six month sterling deposit rate plus margin while the euro DCI variable rate will be the three month euro deposit rate plus margin.

The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital. The FxdRNs are perpetual but are subject to a mandatory exchange into non-cumulative preference shares in the Company after 99 years. The Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.

On the occurrence of a Capital Disqualification Event as defined in the terms and conditions of the issue for both the DCIs and FxdRNs, the Company may at its sole option substitute at any time not less than all of the DCIs or FxdRNs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities.

In addition, on the occurrence of a Substitution Event as defined in the terms and conditions of the issue for the DCIs, the Company may at its sole option substitute not less than all of the DCIs for fully paid non-cumulative preference shares in the Company. These preference shares can only be redeemed on 28 November 2014 in the case of the euro DCIs and on 27 July 2020 in the case of the sterling DCIs, or in each case on any dividend payment date thereafter. For the FxdRNs, having given the required notice, the Company has the right to substitute not less than all of the notes for fully paid non-cumulative preference shares at any time. These preference shares can only be redeemed on 3 November 2017, or on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

The Company has the option to defer coupon payments on the DCIs or FxdRNs on any relevant payment date.

In relation to the DCIs, deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

■	Redemption; or
■	Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
■	Substitution by preference shares.

In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs only in the following circumstances:

■	Redemption; or
■	Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

These instruments have been treated as equity. Please refer to accounting policy AD.

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

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the Companies Act 1985 and, from 1 October 2009, the Companies Act 2006.

The balance on the reserve of £3,271 million (2011: £3,271 million) has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc (“RAC”) in 2005. Because RAC ownership was immediately transferred from Aviva plc to a subsidiary company, this reserve is unaffected by the disposal of RAC in 2011.

32 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity and shows the movements during the year net of non-controlling interests:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy O) £m	Investment valuation reserve (see accounting policy S) £m	Hedging instruments reserve (see accounting policy T) £m	Equity compensa- tion reserve (see accounting policy AA) £m	Total £m
Balance at 1 January 2010	2,224	104	163	(771)	109	1,829
Arising in the year:
Fair value gains/(losses)	–	(25)	579	–	–	554
Fair value gains/(losses) transferred to profit on disposals	–	–	(123)	–	–	(123)
Transfer to profit on disposal of subsidiary	(2)	–	–	–	–	(2)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (note 15a & 16a)	–	–	(15)	–	–	(15)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	–	–	136	–	–	136
Reserves credit for equity compensation plans	–	–	–	–	41	41
Shares issued under equity compensation plans (note 33)	–	–	–	–	(51)	(51)
Transfer to non-controlling interests following Delta Lloyd IPO	(3)	–	(1)	–	–	(4)
Foreign exchange rate movements	(41)	–	–	78	–	37
Aggregate tax effect – shareholders’ tax	5	4	(166)	–	–	(157)
Balance at 1 January 2011	2,183	83	573	(693)	99	2,245
Arising in the year:
Fair value gains	–	2	424	–	–	426
Fair value gains transferred to profit on disposals	–	–	(189)	–	–	(189)
Transfer to profit on disposal of subsidiary	(3)	–	–	–	–	(3)
Fair value gains transferred to retained earnings on disposals (note 33)	–	(6)	–	–	–	(6)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (note 15a & 16a)	–	1	(86)	–	–	(85)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	–	–	21	–	–	21
Reserves credit for equity compensation plans	–	–	–	–	48	48
Shares issued under equity compensation plans (note 33)	–	–	–	–	(61)	(61)
Transfer to profit on deconsolidation of Delta Lloyd	(485)	–	(115)	–	–	(600)
Transfer to retained earnings on deconsolidation of Delta Lloyd	–	(2)	–	–	–	(2)
Foreign exchange rate movements	(174)	–	–	30	–	(144)
Aggregate tax effect – shareholders’ tax	9	1	(98)	–	–	(88)
Balance at 31 December 2011	1,530	79	530	(663)	86	1,562
Arising in the year:
Fair value gains	–	(3)	554	–	–	551
Fair value gains transferred to profit on disposals	–	–	(234)	–	–	(234)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	91	–	96	–	–	187
Share of fair value changes in joint ventures and associates taken to other comprehensive income (note 15a & 16a)	–	–	14	–	–	14
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	–	–	12	–	–	12
Reserves credit for equity compensation plans	–	–	–	–	42	42
Shares issued under equity compensation plans (note 33)	–	–	–	–	(68)	(68)
Foreign exchange rate movements	(367)	–	–	74	–	(293)
Aggregate tax effect – shareholders’ tax	18	1	(117)	–	–	(98)
Balance at 31 December 2012	1,272	77	855	(589)	60	1,675

Included in the above are £1.0 billion of currency translation and investment valuation reserves at 31 December 2012 relating to discontinued operations.

33 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2012 £m	2011 £m	2010 £m
Balance at 1 January	5,954	5,411	3,425
(Loss)/profit for the year attributable to equity shareholders	(3,218)	225	1,463
Actuarial (losses)/gains on pension schemes (note 44 (e) (iv))	(830)	1,002	1,033
Other pension scheme movements	–	(22)	(18)
Dividends and appropriations (note 12)	(847)	(813)	(757)
Shares issued in lieu of dividends	127	307	209
Shares issued under equity compensation plans (note 32)	67	61	51
Shares distributed by employee trusts (note 28)	(36)	(18)	(50)
Fair value gains realised from reserves (note 32)	–	6	–
Effect of deconsolidation of Delta Lloyd	–	2	–
Transfer tominority interest following Delta Lloyd IPO	–	–	(4)
Share of other comprehensive income of joint ventures and associates	–	(51)	–
Aggregate tax effect	172	(156)	59
Balance at 31 December	1,389	5,954	5,411

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

34 – Non-controlling interests

This note gives details of the Group’s non-controlling interests and shows the movements during the year.

Non-controlling interests at 31 December comprised:

	2012 £m	2011 £m	2010 £m
Equity shares in subsidiaries	424	480	2,055
Share of earnings	643	501	1,057
Share of other reserves	257	299	377
	1,324	1,280	3,489
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	–	–	2
Total	1,574	1,530	3,741

Movements in the year comprised:

	2012 £m	2011 £m	2010 £m
Balance at 1 January	1,530	3,741	3,540
(Loss)/profit for the year attributable to non-controlling interests	168	(165)	429
Non-controlling interests share of movements in other reserves	1	(16)	57
Foreign exchange rate movements	(37)	14	(113)
Total comprehensive income attributable to non-controlling interests	132	(167)	373
Capital contributions from non-controlling interests	20	68	42
Increase in non-controlling interests following Delta Lloyd IPO	–	–	8
Non-controlling interests share of dividends declared in the year	(102)	(126)	(187)
Non-controlling interest in acquired subsidiaries	–	–	3
Changes in non-controlling interests in existing subsidiaries	(6)	(11)	(38)
Reclassification to financial liabilities (see below)	–	(205)	–
Effect of deconsolidation of Delta Lloyd	–	(1,770)	–
Balance at 31 December	1,574	1,530	3,741

As explained in note 3, the minority shareholder in an Irish subsidiary has an option requiring the Group to purchase its shares. As a result of this obligation, the Group has reclassified this non-controlling interest to financial liabilities in the consolidated statement of financial position. This option was exercised on 17 January 2012, with completion expected in 2013.

35 – Contract liabilities and associated reinsurance

The following notes explain how the Group calculates its liabilities to policyholders for insurance and investment products it has sold to them. Notes 36 and 37 cover these liabilities, and note 38 details the financial guarantees and options given for some of these products. Note 39 details the reinsurance recoverables on these liabilities while note 40 shows the effects of changes in the assumptions.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2012			2011
	Gross provisions £m	Reinsurance assets £m	Net £m	Restated[1] Gross provisions £m	Reinsurance assets £m	Restated[1] Net £m
Long-term business
Insurance contracts	(131,190)	4,291	(126,899)	(131,171)	3,747	(127,424)
Participating investment contracts	(66,849)	3	(66,846)	(67,707)	–	(67,707)
Non-participating investment contracts	(47,699)	1,678	(46,021)	(45,659)	1,626	(44,033)
	(245,738)	5,972	(239,766)	(244,537)	5,373	(239,164)
Outstanding claims provisions
Long-term business	(1,342)	93	(1,249)	(1,311)	126	(1,185)
General insurance and health	(7,711)	900	(6,811)	(8,099)	974	(7,125)
	(9,053)	993	(8,060)	(9,410)	1,100	(8,310)
Provisions for claims incurred but not reported	(2,843)	354	(2,489)	(2,646)	395	(2,251)
	(257,634)	7,319	(250,315)	(256,593)	6,868	(249,725)
Provision for unearned premiums	(4,441)	248	(4,193)	(4,483)	245	(4,238)
Provision arising from liability adequacy tests	(11)	–	(11)	(13)	–	(13)
Totals	(262,086)	7,567	(254,519)	(261,089)	7,113	(253,976)
Less: Amounts classified as held for sale	38,501	(883)	37,618	344	(1)	343
	(223,585)	6,684	(216,901)	(260,745)	7,112	(253,633)
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

36 – Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions the Group used.

(a) Carrying amount

Insurance liabilities at 31 December comprise:

			2012			2011
	Long-term business £m	General insurance and health £m	Total £m	Restated[1] Long-term business £m	General insurance and health £m	Restated[1] Total £m
Long-term business provisions
Participating	49,473	–	49,473	52,872	–	52,872
Unit-linked non-participating	9,936	–	9,936	10,168	–	10,168
Other non-participating	71,781	–	71,781	68,131	–	68,131
	131,190	–	131,190	131,171	–	131,171
Outstanding claims provisions	1,342	7,711	9,053	1,311	8,099	9,410
Provision for claims incurred but not reported	–	2,843	2,843	–	2,646	2,646
	1,342	10,554	11,896	1,311	10,745	12,056
Provision for unearned premiums	–	4,441	4,441	–	4,483	4,483
Provision arising from liability adequacy tests	–	11	11	–	13	13
Other technical provisions	–	–	–	–	–	–
Total	132,532	15,006	147,538	132,482	15,241	147,723
Less: Amounts classified as held for sale	(34,446)	(1)	(34,447)	(344)	–	(344)
	98,086	15,005	113,091	132,138	15,241	147,379
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.
178

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

–	Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.
–	‘Non-profit’ funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.
–	The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the ‘lock-in’ criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.
■	In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.
■	In the US, there are two main types of business – protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.
■	In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

(ii) Group practice

The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.

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

In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person’s gender in the assessment of risk and consequently the pricing of insurance products. The ruling was issued on 1 March 2011 and required gender equality for pricing from 21 December 2012. The impact of the ruling on existing long-term business provisions in our UK and European businesses is not considered to be material.

Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our UK with-profit funds, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus.

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

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK swaps was used. This replaced the use of a spot yield on UK government securities plus a margin of 0.1%, which was used at 31 December 2011. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2012 of 1.92% (2011: 2.20%) for a policy with ten years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2012	2011
Equity returns	26.3%	26.4%
Property returns	15.0%	15.0%
Fixed interest yields	17.1%	18.0%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year team, currently at the money.

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

Mortality

Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2012	2011
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Non-profit business

The valuation of non-profit business is based on regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.

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

36 – Insurance liabilities continued

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.

Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2012	2011
Assurances
Life conventional non-profit	1.8%	1.8% to 1.9%
Pensions conventional non-profit	2.2%	2.6%
Annuities
Conventional immediate and deferred annuities	2.6% to 4.1%	2.2% to 4.3%
Non-unit reserves on Unit Linked business
Life	2.1%	1.8% to 2.2%
Pensions	2.5%	2.2% to 2.7%
Income Protection
Active lives	2.2%	2.4%
Claims in payment – level	3.1%	3.6%
Claims in payment – index linked	(0.7)%	(1.0)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for default and downgrades, which vary by the credit ratings for bonds and mortgages, and short-term supplementary allowances for higher expected defaults during the current economic conditions. The credit risk allowance made for corporate bonds and commercial mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 56 bps and 89 bps respectively at 31 December 2012 (2011: 60 bps and 69 bps respectively). For corporate bonds, the allowance represented 30% of the average credit spread for the portfolio (2011: 26%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.8 billion (2011: £1.6 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. Total liabilities for annuity business were £30 billion at 31 December 2012 (2011: £27 billion).

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2012	2011
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

For pensions annuity business in 2012, the underlying mortality assumptions for Males are 100.5% of PCMA00 with base year 2000, improvements based on CMI_2011 with a long-term improvement rate of 1.5% and an addition of 0.5% to all future annual improvements; for Females the underlying mortality assumptions are 95.5% of PCFA00 with base year 2000, improvements based on CMI_2011 with a long-term improvement rate of 1.0% and an addition of 0.5% to all future annual improvements. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France

The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2012 and 2011	2012 and 2011
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02,TF00-02
Annuities	0% to 4.5%	TGF05/TGH05

36 – Insurance liabilities continued

(c) United States

For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2012 (2011: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2012 was 4.50% (2011: 4.50%).

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2012 (2011: 1.00% to 5.20%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

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

Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Deferred income reserves of £85 million in respect of insurance contracts in the United States are included under Other liabilities – Deferred income in note 47. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(d) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the long-term business provisions during the year:

	2012 £m	Restated[1] 2011 £m
Carrying amount at 1 January	131,171	157,988
Provisions in respect of new business	8,631	10,894
Expected change in existing business provisions	(8,362)	(8,541)
Variance between actual and expected experience	943	(2,279)
Impact of other operating assumption changes	(718)	(61)
Impact of economic assumption changes	1,726	5,663
Other movements	(109)	(623)
Change in liability recognised as an expense	2,111	5,053
Effect of portfolio transfers, acquisitions and disposals	(214)	(6)
Deconsolidation of Delta Lloyd	–	(32,159)
Foreign exchange rate movements	(1,878)	295
Carrying amount at 31 December	131,190	131,171
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

The variance between actual and expected experience of £0.9 billion in 2012 was primarily due to the impact of favourable investment returns on liabilities for unit-linked insurance contracts. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £1.7 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK. The £0.7 billion impact of operating assumption changes mainly relates to mortality assumption in the UK, with the net impact reduced by movements in corresponding reinsurance assets. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

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

The Group only establishes loss reserves for losses that have already occurred. The Group therefore does not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, the Group takes into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.

The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2012			As at 31 December 2011
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,737	1,051	4,788	3,960	995	4,955
Property	1,408	212	1,620	1,392	155	1,547
Liability	2,003	1,394	3,397	2,206	1,321	3,527
Creditor	54	13	67	59	19	78
Other	509	173	682	482	156	638
	7,711	2,843	10,554	8,099	2,646	10,745

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2012	2011	2012	2011
Reinsured London Market business	2.0%	2.20%	11 years	13 years
Latent claims	0.33% to 3.35%	0.75% to 3.25%	6 to 15 years	7 to 16 years
Structured settlements	2.60%	2.70%	33 years	31 years

The gross outstanding claims provision before discounting was £11,004 million (2011: £11,420 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below adjusted operating profit as an economic assumption change.

During 2012, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

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

36 – Insurance liabilities continued

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

As noted in section in section (b)(ii) – Group Practice, an area of judgement is the impact of a European Court of Justice ruling in March 2011 on gender equality for the pricing of insurance products. At 31 December 2012, the impact of the ruling on existing general business provisions was not considered to be material.

The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims and legal fees.

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £240 million greater than the best estimate, or £65 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2012, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £95 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 53.

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

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is currently under review. The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

36 – Insurance liabilities continued

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2012 £m	2011 £m
Carrying amount at 1 January	10,745	12,263
Impact of changes in assumptions	61	149
Claim losses and expenses incurred in the current year	6,291	6,520
Decrease in estimated claim losses and expenses incurred in prior years	(199)	(140)
Exceptional strengthening of general insurance latent claims provisions	–	45
Incurred claims losses and expenses	6,153	6,574
Less:
Payments made on claims incurred in the current year	(3,243)	(3,393)
Payments made on claims incurred in prior years	(3,104)	(3,514)
Recoveries on claim payments	297	313
Claims payments made in the year, net of recoveries	(6,050)	(6,594)
Unwind of discounting	35	47
Other movements in the claims provisions	2	(12)
Changes in claims reserve recognised as an expense	140	15
Effect of portfolio transfers, acquisitions and disposals	(171)	–
Deconsolidation of Delta Lloyd	–	(1,445)
Foreign exchange rate movements	(158)	(87)
Other movements	(2)	(1)
Carrying amount at 31 December	10,554	10,745

The effect of changes in the main assumptions is given in note 40.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2003 to 2012. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2003, by the end of 2012 £5,727 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,385 million was re-estimated to be £5,791 million at 31 December 2012.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2012) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the movement in prior accident year general insurance and health net provisions during 2012 were:

■	£47 million release from UK & Ireland, including Group reinsurance business, due to favourable development in Group reinsurance, health and across a number of lines of business in Ireland.
■	£51 million release from Europe mainly due to favourable development of personal motor and commercial property claims in France.
■	£122 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

Key elements of the release from prior accident year general insurance and health net provisions during 2011 were:

■	£42 million strengthening from UK & Ireland, including Group reinsurance business, mainly due to unfavourable development on commercial motor, commercial liability and December 2010 freeze claims in the UK offset by favourable development of personal and commercial motor claims in Ireland.
■	£6 million release from Europe mainly due to favourable development of personal and commercial motor claims in France offset by adverse development in Italy and Delta Lloyd.
■	£92 million release from Canada mainly due to favourable experience on motor, following the legislative changes in Ontario, and commercial liability.

36 – Insurance liabilities continued

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)
One year later		(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)
Two years later		(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)
Three years later		(4,972)	(5,263)	(5,784)	(6,272)	(7,513)	(8,304)	(6,393)
Four years later		(5,258)	(5,448)	(6,001)	(6,531)	(7,836)	(8,607)
Five years later		(5,409)	(5,617)	(6,156)	(6,736)	(8,050)
Six years later		(5,527)	(5,725)	(6,311)	(6,936)
Seven years later		(5,594)	(5,792)	(6,467)
Eight years later		(5,660)	(5,826)
Nine years later		(5,727)
Estimate of gross ultimate claims
At end of accident year		6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201
One year later		6,172	6,557	6,938	7,318	8,468	9,322	7,297	7,006	6,330
Two years later		6,124	6,371	6,813	7,243	8,430	9,277	7,281	6,950
Three years later		6,036	6,178	6,679	7,130	8,438	9,272	7,215
Four years later		5,932	6,008	6,603	7,149	8,409	9,235
Five years later		5,853	6,003	6,605	7,167	8,446
Six years later		5,813	5,953	6,591	7,167
Seven years later		5,792	5,933	6,596
Eight years later		5,798	5,926
Nine years later		5,791
Estimate of gross ultimate claims		5,791	5,926	6,596	7,167	8,446	9,235	7,215	6,950	6,330	6,201
Cumulative payments		(5,727)	(5,826)	(6,467)	(6,936)	(8,050)	(8,607)	(6,393)	(5,875)	(4,765)	(3,055)
	2,798	64	100	129	231	396	628	822	1,075	1,565	3,146	10,954
Effect of discounting	(479)	(4)	–	18	8	5	2	–	–	–	–	(450)
Present value	2,319	60	100	147	239	401	630	822	1,075	1,565	3,146	10,504
Cumulative effect of foreign exchange movements	–	14	18	24	39	37	(19)	(14)	(34)	(22)	–	43
Effect of acquisitions	–	1	1	1	4	–	–	–	–	–	–	7
Present value recognised in the statement of financial position	2,319	75	119	172	282	438	611	808	1,041	1,543	3,146	10,554

36 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)
One year later		(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)
Two years later		(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)
Three years later		(4,924)	(4,986)	(5,671)	(6,181)	(7,356)	(8,094)	(6,177)
Four years later		(5,180)	(5,163)	(5,892)	(6,434)	(7,664)	(8,356)
Five years later		(5,325)	(5,327)	(6,039)	(6,625)	(7,852)
Six years later		(5,442)	(5,430)	(6,188)	(6,724)
Seven years later		(5,502)	(5,491)	(6,245)
Eight years later		(5,567)	(5,524)
Nine years later		(5,592)
Estimate of net ultimate claims
At end of accident year		6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941
One year later		6,093	6,266	6,818	7,197	8,302	9,104	7,067	6,751	6,103
Two years later		6,037	6,082	6,688	7,104	8,244	9,028	7,036	6,685
Three years later		5,942	5,882	6,544	6,996	8,249	9,007	6,978
Four years later		5,851	5,709	6,476	6,980	8,210	8,962
Five years later		5,772	5,699	6,448	6,992	8,221
Six years later		5,683	5,639	6,397	6,939
Seven years later		5,663	5,624	6,372
Eight years later		5,667	5,613
Nine years later		5,649
Estimate of net ultimate claims		5,649	5,613	6,372	6,939	8,221	8,962	6,978	6,685	6,103	5,941
Cumulative payments		(5,592)	(5,524)	(6,245)	(6,724)	(7,852)	(8,356)	(6,177)	(5,637)	(4,578)	(2,925)
	1,695	57	89	127	215	369	606	801	1,048	1,525	3,016	9,548
Effect of discounting	(330)	1	–	19	9	5	3	–	–	–	–	(293)
Present value	1,365	58	89	146	224	374	609	801	1,048	1,525	3,016	9,255
Cumulative effect of foreign exchange movements	–	12	16	21	37	35	(19)	(12)	(32)	(20)	–	38
Effect of acquisitions	–	1	1	1	4	–	–	–	–	–	–	7
Present value recognised in the statement of financial position	1,365	71	106	168	265	409	590	789	1,016	1,505	3,016	9,300

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

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2003. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2012 were £1,003 million (2011: £929 million). The movement in the year reflects strengthening of provisions by £8 million in the UK (2011: exceptional strengthening of £35 million), other increases in undiscounted provisions of £51 million (2011: £23 million), reclassification of commercial liability provisions of £55 million, claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2012 £m	2011 £m
Carrying amount at 1 January	4,483	4,855
Premiums written during the year	9,535	10,364
Less: Premiums earned during the year	(9,514)	(10,099)
Change in UPR recognised as income	21	265
Gross portfolio transfers and acquisitions	(6)	(161)
Deconsolidation of Delta Lloyd	–	(424)
Foreign exchange rate movements	(57)	(52)
Carrying amount at 31 December	4,441	4,483

37 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

The liability for investment contracts at 31 December comprised:

Long-term business	2012 £m	Restated[1] 2011 £m
Participating contracts	66,849	67,707
Non-participating contracts at fair value	46,299	43,990
Non-participating contracts at amortised cost	1,400	1,669
	47,699	45,659
Total	114,548	113,366
Less: Amounts classified as held for sale	(4,054)	–
	110,494	113,366
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

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

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus. Guarantees on long-term investment products are discussed in note 38.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.

Of the non-participating investment contracts measured at fair value, £45,087 million in 2012 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.

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

In the US, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2012. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2012 were 4.688% and 0.305% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £0.6 billion and are classified as ‘Level 2’ in the fair value hierarchy.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

(c) Movements in the year

The following movements have occurred in the year:

(i) Participating investment contracts

	2012 £m	Restated[1] 2011 £m
Carrying amount at 1 January	67,707	72,440
Provisions in respect of new business	2,695	3,688
Expected change in existing business provisions	(2,039)	(2,618)
Variance between actual and expected experience	102	(2,708)
Impact of operating assumption changes	9	(72)
Impact of economic assumption changes	74	631
Other movements	(82)	211
Change in liability recognised as an expense	759	(868)
Foreign exchange rate movements	(1,610)	(1,352)
Deconsolidation of Delta Lloyd	–	(2,523)
Other movements	(7)	10
Carrying amount at 31 December	66,849	67,707
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.
188

37 – Liability for investment contracts continued

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

(ii) Non-participating investment contracts

	2012 £m	2011 £m
Carrying amount at 1 January	45,659	48,305
Provisions in respect of new business	3,851	3,863
Expected change in existing business provisions	(2,531)	(2,558)
Variance between actual and expected experience	982	(2,796)
Impact of operating assumption changes	14	1
Impact of economic assumption changes	4	7
Other movements	104	(123)
Change in liability	2,424	(1,606)
Effect of portfolio transfers, acquisitions and disposals	25	–
Deconsolidation of Delta Lloyd	–	(832)
Foreign exchange rate movements	(404)	(206)
Other movements	(5)	(2)
Carrying amount at 31 December	47,699	45,659

The variance between actual and expected experience of £1.0 billion was primarily driven by favourable movements in investment markets in 2012. The rise in investment markets increased the value of unit linked contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

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

38 – Financial guarantees and options

This note details the financial guarantees and options that the Group has given for some of our insurance and investment products.

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

38 – Financial guarantees and options continued

(iii) Guaranteed annuity options

The Group’s UK with-profit funds have written individual and group pension contracts which contain guaranteed annuity rate options (GAOs), where the policyholder has the option to take the benefits from a policy in the form of an annuity based on guaranteed conversion rates. The Group also has exposure to GAOs and similar options on deferred annuities.

Realistic liabilities for GAOs in the UK with-profit funds were £1,156 million at 31 December 2012 (2011: £1,170 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £180 million at 31 December 2012 (2011: £193 million).

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

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £35 million at 31 December 2012 (2011: £35 million).

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

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2012.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £33 billion at 31 December 2012 (2011: £33 billion). The guaranteed minimum bonus is agreed between Aviva France and the AFER association at the end of each year, in respect of the following year. The bonus was 3.45% for 2012 (2011: 3.43%) compared with an accounting income from the fund of 3.94% (2011: 3.92%).

Non-AFER contracts with guaranteed surrender values had liabilities of £14 billion at 31 December 2012 (2011: £14 billion) and all guaranteed annual bonus rates are between 0% and 4.5%.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2012 for this guarantee is £101 million (2011: £130 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2012, total sums at risk for these contracts were £223 million (2011: £631 million) out of total unit-linked funds of £12 billion (2011: £12 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £88 million (2011: £96 million) if yields were to decrease by 1% per annum and by £21 million (2011: £26 million) if equity markets were to decline by 10% from year end 2012 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Ireland

Guaranteed annuity options

Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £256 million (2011: £271 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

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

These guarantees are currently ‘in-the-money’ by £0.4 million (2011: £5.5 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee

Until 2005, Aviva Life and Pensions Ireland wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The first tranche expired before the end of the previous financial reporting period. The second tranche expired during the last quarter of the current reporting period. As a result there is no provision held for this business (2011: £7 million).

(iii) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2012, total liabilities for the Spanish business were £3 billion (2011: £3 billion) with a further reserve of £0.1 million (2011: £5.1 million) for guarantees. Total liabilities for the Italian business were £10 billion (2011: £11 billion), with a further provision of £45 million (2011: £43 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £5 million (2011: £18 million) in Spain and £1 million (2011: £5 million) in Italy if interest rates fell by 1% from end 2012 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 1.89% and no lapses or premium discontinuances.

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

The US Treasury swap curve plus a risk adjustment of 1.06% (2011: 2.48%) for indexed life and 1.57% (2011: 2.51%) for indexed deferred annuities is used as the discount rate to calculate the fair value of the embedded options.

The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default. The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2012 is an increase of £269 million (2011: £453 million), and is principally attributable to market factors rather than instrument specific credit risk. At 31 December 2012, the total liabilities for indexed products were £23 billion (2011: £22 billion), including liabilities for the embedded option of £2.7 billion (2011: £2.6 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £151 million (2011: £152 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2011: £167 million).

The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2012, the liabilities for total return strategy products were £0.8 billion (2011: £0.9 billion).

The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2012, a total of £11.0 billion (2011: £10.1 billion) in indexed deferred annuities have elected this benefit, taking steps to guarantee retirement income.

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

39 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2012 £m	2011 £m
Long-term business
Insurance contracts	4,291	3,747
Participating investment contracts	3	–
Non-participating investment contracts[1]	1,678	1,626
	5,972	5,373
Outstanding claims provisions	93	126
	6,065	5,499
General insurance and health
Outstanding claims provisions	900	974
Provisions for claims incurred but not reported	354	395
	1,254	1,369
Provisions for unearned premiums	248	245
	1,502	1,614
	7,567	7,113
Less: Amounts classified as held for sale	(883)	(1)
Total	6,684	7,112
1	Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk.

Of the above total, £5,251 million (2011: £5,086 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2012 £m	2011 £m
Carrying amount at 1 January	5,373	5,115
Asset in respect of new business	387	187
Expected change in existing business asset	166	7
Variance between actual and expected experience	197	290
Impact of operating assumption changes	(306)	(9)
Impact of economic assumption changes	143	433
Other movements	(137)	(260)
Change in asset	450	648
Effect of portfolio transfers, acquisitions and disposals	197	(2)
Deconsolidation of Delta Lloyd	–	(375)
Foreign exchange rate movements	(48)	(13)
Carrying amount at 31 December	5,972	5,373

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The changes to the reinsurance asset from assumption changes mainly relates to business in the UK and Ireland, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related liabilities and other non-financial assets.

39 – Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2012 £m	2011 £m
Carrying amount at 1 January	1,369	1,558
Impact of changes in assumptions	22	87
Reinsurers’ share of claim losses and expenses
Incurred in current year	286	247
Incurred in prior years	13	(84)
Exceptional strengthening of general insurance latent claims provisions	–	10
Reinsurers’ share of incurred claim losses and expenses	299	173
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(138)
Incurred in prior years	(150)	(196)
Reinsurance recoveries received in the year	(288)	(334)
Unwind of discounting	13	19
Other movements	–	(1)
Change in reinsurance asset recognised as income	46	(56)
Effect of portfolio transfers, acquisitions and disposals	(136)	28
Deconsolidation of Delta Lloyd	–	(153)
Foreign exchange rate movements	(26)	(2)
Other movements	1	(6)
Carrying amount at 31 December	1,254	1,369

(iii) Reinsurers’ share of the provision for UPR

	2012 £m	2011 £m
Carrying amount at 1 January	245	307
Premiums ceded to reinsurers in the year	641	650
Less: Reinsurers’ share of premiums earned during the year	(636)	(678)
Change in reinsurance asset recognised as income	5	(28)
Reinsurers’ share of portfolio transfers and acquisitions	3	–
Deconsolidation of Delta Lloyd	–	(30)
Foreign exchange rate movements	(5)	(4)
Other movements	–	–
Carrying amount at 31 December	248	245

40 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2011 to 2012, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2012 £m	Effect on profit 2011 £m	Effect on profit 2010 £m
Assumptions
Long-term insurance business
Interest rates	(515)	(2,403)	(796)
Expenses	11	5	(1)
Persistency rates	–	(4)	2
Mortality for assurance contracts	–	35	71
Mortality for annuity contracts	241	(21)	(637)
Tax and other assumptions	(207)	99	167
Investment contracts
Interest rates	(2)	(82)	1
Expenses	(1)	–	1
Persistency rates	–	–	(21)
Tax and other assumptions	–	28	(3)
General insurance and health business
Change in loss ratio assumptions	–	5	(4)
Change in discount rate assumptions	(21)	(90)	(61)
Change in expense ratio and other assumptions	(21)	22	38
Total	(515)	(2,406)	(1,243)

The impact of interest rates for long-term business relates primarily to the UK and Ireland driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impact of tax and other assumptions relates mainly to strengthening of credit default assumptions for commercial mortgages backing UK annuity business.

41 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.

The following movements have occurred in the year:

	2012 £m	2011 £m
Carrying amount at 1 January	650	3,428
Change in participating contract assets	6,140	(3,016)
Change in participating contract liabilities	253	244
Other movements	(77)	70
Change in liability recognised as an expense	6,316	(2,702)
Effect of portfolio transfers, acquisitions and disposal	1	–
Deconsolidation of Delta Lloyd	–	(144)
Foreign exchange rate movements	24	60
Other movements	(5)	8
Carrying amount at 31 December	6,986	650
Less: Amounts classified as held for sale	(55)	–
	6,931	650

In Italy, the UDS balance was £2 million negative at 31 December 2012 (2011: £1,449 million negative). In Spain, certain participating funds had negative UDS balances at 31 December 2012, although in aggregate the UDS balance was £95 million positive (2011: £13 million positive).

Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.

In Italy, there was a loss of £9 million for negative UDS considered irrecoverable (2011: £17 million loss), and in Spain a reversal of £33 million of previous losses (2011: £49 million loss).

In Italy the estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.25%. (2011: 7.05%). The embedded value method includes implicit allowance for the time value of options and guarantees. If the risk discount rate were increased by 1% it is estimated that the recoverable negative UDS balance would be unchanged.

In Spain, the estimation of the recoverable negative UDS balance uses a market-consistent embedded value method.

42 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £37 million and £8 million (2011: £29 million and £48 million), respectively.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2012 £m	2011 £m
Deferred tax assets	220	238
Deferred tax liabilities	(1,227)	(1,171)
Net deferred tax liability	(1,007)	(933)
Less: Amounts classified as held for sale	648	–
	(359)	(933)

Amounts classified as held for sale include £32 million of deferred tax assets (2011: £nil) and £680 million of deferred tax liabilities (2011: £nil).

(ii) The net deferred tax liability arises on the following items:

	2012 £m	2011 £m
Long-term business technical provisions and other insurance items	2,067	455
Deferred acquisition costs	(681)	(598)
Unrealised gains on investments	(2,869)	(347)
Pensions and other post-retirement obligations	(135)	(245)
Unused losses and tax credits	535	462
Subsidiaries, associates and joint ventures	(10)	(10)
Intangibles and additional value of in-force long-term business	(363)	(445)
Provisions and other temporary differences	449	(205)
Net deferred tax liability	(1,007)	(933)
Less: Amounts classified as held for sale	648	–
	(359)	(933)

(iii) The movement in the net deferred tax liability was as follows:

	2012 £m	2011 £m
Net liability at 1 January	(933)	(1,470)
Acquisition and disposal of subsidiaries	–	53
Amounts (charged)/credited to income statement (note 10a)	(122)	513
Amounts credited/(charged) to other comprehensive income (note 10b)	24	(354)
Deconsolidation of Delta Lloyd	–	326
Foreign exchange rate movements	27	(6)
Other movements	(3)	5
Net liability at 31 December	(1,007)	(933)

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

The Group has unrecognised tax losses and other temporary differences of £1,005 million (2011: £910 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £278 million will expire within the next 20 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised capital losses of £652 million (2011: £418 million). These have no expiry date.

There are no temporary differences in respect of unremitted overseas retained earnings for which deferred tax liabilities have not been recognised at 31 December 2012 (2011: £nil).

43 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2012 £m	2011 £m
Total IAS 19 obligations to main staff pension schemes (note 44(e)(vii))	651	406
Deficits in other staff pension schemes	88	86
Total IAS 19 obligations to staff pension schemes	739	492
Restructuring provisions	144	106
Other provisions	423	398
Total provisions	1,306	996
Less: Amounts classified as held for sale	(187)	(4)
	1,119	992

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.

Of the total, £901 million (2011: £605 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

			2012			2011
	Restructuring provisions £m	Other provisions £m	Total £m	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	106	398	504	152	690	842
Additional provisions	236	120	356	82	69	151
Unused amounts reversed	–	(30)	(30)	(5)	(40)	(45)
Change in the discounted amount arising from passage of time	–	5	5	–	3	3
Charge to income statement	236	95	331	77	32	109
Utilised during the year	(197)	(53)	(250)	(50)	(124)	(174)
Disposal of subsidiaries	–	(3)	(3)	–	(6)	(6)
Effect of deconsolidation of Delta Lloyd	–	–	–	(55)	(177)	(232)
Foreign exchange rate movements	(1)	(14)	(15)	(18)	(17)	(35)
At 31 December	144	423	567	106	398	504

44 – Pension obligations

(a) Introduction

The Group operates a large number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Canada and Ireland with the main UK scheme being the largest. This note gives full IAS 19 disclosures for these schemes. The smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 43). Similarly, while the charges to the income statement for the main schemes are shown in section (e)(iv) below, the total charges for all pension schemes are disclosed in section (d) below.

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

(b) Membership

The number of scheme members was as follows:

	United Kingdom			Ireland		Canada
	2012 Number	2011 Number	2012 Number	2011 Number	2012 Number	2011 Number
Active members	–	–	791	1,063	–	–
Deferred members	56,825	57,328	1,246	998	1,022	1,213
Pensioners	30,647	30,447	723	707	1,344	1,284
Total members	87,472	87,775	2,760	2,768	2,366	2,497

As noted below, the final salary sections of both the UK schemes were closed to future accrual with effect from 1 April 2011. The Canadian scheme closed to future accrual on 31 December 2011.

(c) UK schemes

In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme which was retained after the sale of RAC Limited in September 2011.

The Group confirmed its decision to close the final salary sections of both UK schemes with effect from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. New entrants join the defined contribution section of the ASPS. Closure of the schemes has removed the volatility associated with adding future accrual for active members, and has also led to lower service costs and their cash funding since April 2011.

(i) Defined benefit section of the ASPS

This scheme is operated by a trustee company, with 11 trustee directors, comprising representatives of the employers, staff, pensioners and an independent trustee (referred to as the trustees). The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed and funding levels are then monitored on an annual basis.

At 31 March 2009, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, which uses more prudent assumptions than are required for reporting under IAS 19, of £3.0 billion. As a result of that valuation, the Company and the trustees have agreed a long-term funding plan where contributions, together with anticipated growth in scheme investments, are expected to eliminate the funding deficit over time. Under this agreement, deficit funding payments of £378 million were made in 2010, £178 million in 2011 and £128 million in 2012. Further funding payments of £144 million are expected in 2013. Funding payments along with the rise in gilt yields and return on invested scheme assets have resulted in a reduced deficit which is estimated to have fallen by £1.3 billion to £1.0 billion at 31 December 2012. The Company is currently undergoing a triennial actuarial valuation as at 31 March 2012, which is expected to be finalised by 30 June 2013.

(ii) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 2% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2013.

44 – Pension obligations continued

(d) Charge to staff costs in the income statement

The total pension charge to staff costs of all the Group’s defined benefit and defined contribution schemes were:

	2012 £m	2011 £m	2010 £m
Continuing operations
UK defined benefit schemes	12	36	(227)
Overseas defined benefit schemes	7	22	8
Total defined benefit schemes (note 8b)	19	58	(219)
UK defined contribution schemes	91	75	53
Overseas defined contribution schemes	11	11	17
Total defined contribution schemes (note 8b)	102	86	70
Total charge/(credit) from continuing operations	121	144	(149)
Total charge from discontinued operations	5	16	44
Total charge/(credit) for pension schemes	126	160	(105)

The gains in curtailments in 2010 principally arose from closure of the UK schemes to future accruals. There were no significant contributions outstanding or prepaid as at either 31 December 2012 or 2011.

(e) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, Ireland and Canada, are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2013, including the ASPS deficit funding, are currently expected to be £230 million.

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

Alternative measurement methods

There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an on-going approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However there is no active market of organisations that would be able to offer a full buy-out option for schemes of the size of our main UK scheme.

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

Valuations and assumptions

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2012. Scheme assets are stated at their fair values at 31 December 2012.

44 – Pension obligations continued

The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK		Ireland		Canada
	2012	2011	2012	2011	2012	2011
Inflation rate	3.0%	3.1%	2.0%	2.0%	2.5%	2.5%
General salary increases	4.8%	4.9%	3.5%	3.5%	3.0%	3.75%
Pension increases	3.0%	3.1%	2.0%	2.0%	1.25%	1.25%
Deferred pension increases	3.0%	3.1%	2.0%	2.0%	—	—
Discount rate	4.5%	4.9%	3.5%	5.7%	3.75%	4.5%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds		AA-rated corporate bonds

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high-quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £2.0 billion and the service cost for the year by £2 million. It would also increase the interest cost on the liabilities by £1 million.

Mortality assumptions

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

The mortality tables, average life expectancy and pension duration used at 31 December 2012 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK – ASPS	Club Vita pooled experience, including an allowance for future improvements	60	90.1	93.3	90.1	92.2
			(30.1)	(33.3)	(30.1)	(32.2)
– RAC	SAPS series 1, including allowances for future improvement	65	87.9	90.9	89.9	91.9
			(22.9)	(25.9)	(24.9)	(26.9)
Ireland	94% PNA00 with allowance for future improvements	61	87.0	90.2	89.9	93.0
			(26.0)	(29.2)	(28.9)	(32.0)
Canada	UP1994, with Projection Scale AA applied on a generational basis	65	84.7	86.2	87.1	87.9
			(19.7)	(21.2)	(22.1)	(22.9)

The assumptions above are based on commonly used mortality tables and, in the UK, are those used by both schemes’ trustees in the most recently completed full actuarial valuations. The tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long and medium cohort projection tables (for the ASPS and RAC schemes respectively) and incorporating underpins to the rate of future improvement equal to 1.5% pa for males and 1.0% pa for females. The effect of assuming all members were one year younger would increase the liabilities in all the schemes by £293 million and would not significantly impact the service cost for the year.

The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 21 years in the RAC scheme, 22 years in the Irish scheme and 13 years in the Canadian scheme. The undiscounted benefits payable from the main UK defined benefit scheme are expected to be as shown in the chart below:

44 – Pension obligations continued

(ii) Assumptions on scheme assets

The expected rates of return on the schemes’ assets are:

		UK		Ireland		Canada
	2012	2011	2012	2011	2012	2011
Equities	5.8%	7.2%	5.9%	6.9%	5.8%	7.0%
Bonds	3.4%	4.4%	3.2%	2.7%	3.2%	3.2%
Property	4.3%	5.7%	4.4%	5.4%	n/a	n/a
Cash	0.7%	0.6%	0.9%	2.7%	0.8%	1.0%

The expected rates of return on the schemes’ assets presented above are as at the beginning of the year. The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the Group’s longer-term investment return assumptions. The figures for the total expected return on scheme assets in the following section are stated after deducting investment expenses and, in Ireland, the government levy on pension fund assets. The amended IAS 19, Employee Benefits, which is effective from 1 January 2013, will replace the concept of expected return on scheme assets with interest on scheme assets, which will be calculated using the same interest rate as applied for the purpose of discounting the defined benefit obligation.

(iii) Investments in Group-managed funds and insurance policies

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £62 million (2011: £112 million) and insurance policies with other Group companies of £179 million (2011: £163 million) in the main UK scheme.

(iv) Pension expense

The total pension expense comprises:

Recognised in the income statement

	2012 £m	2011 £m	2010 £m
Continuing operations
Current service cost	(19)	(51)	(126)
Past service cost	–	–	(10)
Gains on curtailments	15	–	347
Total pension cost from continuing operations	(4)	(51)	211
Total pension cost from discontinued operations	–	(7)	(34)
Total pension cost charged to net operating expenses	(4)	(58)	177
Expected return on scheme assets	427	452	457
Interest charge on scheme liabilities	(509)	(539)	(584)
Charge to finance costs from continuing operations	(82)	(87)	(127)
Charge to finance costs from discontinued operations	–	(26)	(68)
Total charge to finance costs	(82)	(113)	(195)
Total charge to income arising from continuing operations	(86)	(138)	84
Total charge to income arising from discontinued operations	–	(33)	(102)
Total charge to income	(86)	(171)	(18)

The gains on curtailments in 2012 arose from restructuring activities in Ireland, and in 2010 principally arose from closure of the UK schemes to future accrual.

44 – Pension obligations continued

Recognised in the statement of comprehensive income

	2012 £m	2011 £m	2010 £m
Continuing operations
Expected return on scheme assets	(427)	(452)	(457)
Actual return on these assets	611	1,815	1,001
Actuarial gains on scheme assets	184	1,363	544
Experience losses arising on scheme liabilities	(100)	(46)	382
Changes in assumptions underlying the present value of the scheme liabilities	(914)	(321)	152
Actuarial (losses)/gains from continuing operations	(830)	996	1,078
Actuarial gains from discontinued operations	–	11	(79)
Total actuarial (losses)/gains recognised in other comprehensive income	(830)	1,007	999
Attributable to equity shareholders of Aviva plc	(830)	1,002	1,033
Attributable to non-controlling interests	–	5	(34)
	(830)	1,007	999

The loss arising from changes in assumptions in 2012 primarily reflects the impact of lower discount rates for liabilities.

The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since 1 January 2004 (the date of transition to IFRS) is a loss of £1,054 million at 31 December 2012 (2011: cumulative loss of £224 million).

(v) Experience gains and losses

The following disclosures of experience gains and losses give a five-year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Fair value of scheme assets at the end of the year	12,281	11,791	9,971	8,754	7,936
Present value of scheme liabilities at the end of the year	(11,675)	(10,527)	(11,419)	(11,812)	(9,951)
Net surplus/(deficits) in the schemes	606	1,264	(1,448)	(3,058)	(2,015)
Difference between the expected and actual return
on scheme assets
Amount of gains/(losses)	184	1,363	547[1]	561[1]	(1,893)[1]
Percentage of the scheme assets at the end of the year	1.5%	11.6%	5.5%	6.4%	23.8%
Experience (losses)/gains on scheme liabilities
(excluding changes in assumptions)
Amount of (losses)/gains	(100)	(46)	450[1]	77[1]	105[1]
Percentage of the present value of scheme liabilities	0.9%	0.4%	3.9%	0.7%	1.1%
1	Including gains and losses from discontinued operations.

(vi) Risk management and asset allocation strategy

As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme’s assets are invested in a diversified portfolio, consisting primarily of debt securities, equity securities and property.

Main UK scheme

Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme’s surplus or deficit of assets compared with its liabilities.

The principal risks to which the scheme is exposed are interest rate, inflation and equity markets. These are actively mitigated for example, by using inflation and interest rate swaps. Additionally, the exposure to equities has been reduced over time. There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

44 – Pension obligations continued

(vii) Recognition in the statement of financial position

The assets and liabilities of the schemes attributable to defined benefit members at 31 December 2012 were:

	2012				2011
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Equities	909	87	92	1,088	735	46	76	857
Bonds	8,867	260	121	9,248	8,663	233	129	9,025
Property	914	12	–	926	657	13	–	670
Other	957	47	15	1,019	1,135	90	14	1,239
Total fair value of assets	11,647	406	228	12,281	11,190	382	219	11,791
Present value of scheme liabilities	(10,501)	(777)	(397)	(11,675)	(9,606)	(539)	(382)	(10,527)
Net surplus/(deficits) in the schemes	1,146	(371)	(169)	606	1,584	(157)	(163)	1,264

Surplus included in other assets (note 24)	1,257	–	–	1,257	1,670	–	–	1,670
Deficits included in provisions (note 43)	(111)	(371)	(169)	(651)	(86)	(157)	(163)	(406)
	1,146	(371)	(169)	606	1,584	(157)	(163)	1,264

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

The present value of unfunded post-retirement benefit obligations included in the table above is £127 million at 31 December 2012 (2011: £116 million).

(viii) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ surpluses and deficits comprise:

2012	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies £m	IAS 19 pensions net surplus/ (deficit) £m
Net surplus in the schemes at 1 January	11,791	(10,527)	1,264	–	1,264
Employer contributions	250	–	250	–	250
Employee contributions	2	(2)	–	–	–
Benefits paid	(357)	357	–	–	–
Current and past service cost (see (iv) above)	–	(19)	(19)	–	(19)
Gain on curtailments and settlements (see (iv) above)	–	15	15	–	15
Credit/(charge) to finance costs (see (iv) above)	427	(509)	(82)	–	(82)
Actuarial gains/(losses) (see (iv) above)	184	(1,014)	(830)	–	(830)
Exchange rate movements on foreign plans	(16)	24	8	–	8
Net surplus in the schemes at 31 December	12,281	(11,675)	606	–	606

2011	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies[1] £m	IAS 19 pensions net surplus/ (deficit) £m
Net deficits in the schemes at 1 January	11,416	(11,419)	(3)	(1,445)	(1,448)
Employer contributions	452	–	452	(66)	386
Employee contributions	12	(12)	–	(9)	(9)
Benefits paid	(356)	356	–	15	15
Current and past service cost (see (iv) above)	–	(58)	(58)	–	(58)
Credit/(charge) to finance costs (see (iv) above)	465	(565)	(100)	(13)	(113)
Actuarial gains/(losses) (see (iv) above)	1,347	(356)	991	16	1,007
Disposals	(23)	30	7	–	7
Deconsolidation of Delta Lloyd	(1,589)	1,558	(31)	1,582	1,551
Exchange rate movements on foreign plans	67	(61)	6	(80)	(74)
Net surplus in the schemes at 31 December	11,791	(10,527)	1,264	–	1,264
1	Relates to non-transferrable insurance policies treated as other obligations to staff pension schemes in the Delta Lloyd subsidiary, which was deconsolidated in 2011.

The fall in the pension schemes’ net surplus during 2012 is mainly attributable to losses arising from changes in actuarial assumptions, which primarily reflect the impact of lower discount rates for liabilities.

45 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2012 £m	2011 £m
Core structural borrowings, at amortised cost	5,139	5,255
Operational borrowings, at amortised cost	1,868	1,889
Operational borrowings, at fair value	1,332	1,306
	3,200	3,195
	8,339	8,450
Less: Amounts classified as held for sale	(145)	–
	8,194	8,450

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

				2012				2011
	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	–	691	–	691	–	690	–	690
5.250% €650 million subordinated notes 2023	–	527	–	527	–	510	–	510
5.700% €500 million undated subordinated notes	404	–	–	404	416	–	–	416
6.125% £800 million undated subordinated notes	792	–	–	792	792	–	–	792
Floating rate US$300 million subordinated notes 2017	–	–	–	–	–	193	–	193
6.875% £400 million subordinated notes 2058	–	395	–	395	–	398	–	398
6.875% £200 million subordinated notes 2058	–	199	–	199	–	199	–	199
6.875% €500 million subordinated notes 2018	–	404	–	404	–	416	–	416
10.6726% £200 million subordinated notes 2019	–	200	–	200	–	200	–	200
10.464% €50m subordinated notes 2019	–	40	–	40	–	42	–	42
8.25% $400 million subordinated notes 2041	–	239	–	239	–	248	–	248
6.625% £450 million subordinated notes 2041	–	446	–	446	–	446	–	446
	1,196	3,141	–	4,337	1,208	3,342	–	4,550
Debenture Loans
9.5% guaranteed bonds 2016	–	–	199	199	–	–	199	199
	–	–	199	199	–	–	199	199
Commercial paper	–	–	603	603	–	–	506	506
Total	1,196	3,141	802	5,139	1,208	3,342	705	5,255

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the FSA in GENPRU Annex 1 ‘Capital Resources’.

Subordinated debt is stated net of notes held by Group companies which were £nil (2011: £32 million). All the above borrowings are stated at amortised cost.

As described in note 54, the Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt, included in the table above, at 31 December 2012 was £1,741 million (2011: £1,815 million).

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2012			2011
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	603	307	910	506	312	818
1 to 5 years	200	1,197	1,397	200	1,237	1,437
5 to 10 years	241	1,342	1,583	435	1,395	1,830
10 to 15 years	527	1,192	1,719	510	1,236	1,746
Over 15 years	3,608	2,610	6,218	3,643	2,859	6,502
Total contractual undiscounted cash flows	5,179	6,648	11,827	5,294	7,039	12,333

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million (2011: £73 million).

45 – Borrowings continued

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2012 £m	2011 £m
Amounts owed to financial institutions
Loans	1,868	1,889
Securitised mortgage loan notes
UK lifetime mortgage business	1,332	1,306
Total	3,200	3,195

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,332 million (2011: £1,306 million). These loan notes are carried at fair value, their values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as ‘Level 2’ in the fair value hierarchy. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 21.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2012			2011
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	725	64	789	677	39	716
1 to 5 years	951	259	1,210	995	124	1,119
5 to 10 years	399	364	763	247	82	329
10 to 15 years	611	284	895	510	64	574
Over 15 years	940	291	1,231	1,008	439	1,447
Total contractual undiscounted cash flows	3,626	1,262	4,888	3,437	748	4,185

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%
£450 million	26 May 2011	3 June 2041	3 June 2021	6 Month LIBOR + 4.136%
$400 million	22 November 2011	1 December 2041	1 December 2016	8.25%(fixed)

Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2012 was £4,435 million (2011: £3,814 million), calculated with reference to quoted prices.

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

All these borrowings are at fixed rates and their fair value at 31 December 2012 was £246 million (2011: £246 million), calculated with reference to quoted prices.

(iii) Commercial paper

The commercial paper consists of £603 million issued by the Company (2011: £506 million) and is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

45 – Borrowings continued

(iv) Loans

Loans comprise:

	2012 £m	2011 £m
Non-recourse
Loans to property partnerships (see (a) below)	1,004	1,128
Loans to Irish investment funds (see (b) below)	20	33
UK Life reassurance (see (c) below)	257	254
Other non-recourse loans (d)	336	224
	1,617	1,639
Other loans (see (e) below)	251	250
	1,868	1,889

(a) As explained in accounting policy D, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Group. Loans of £1,004 million (2011: £1,128 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

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

(c) The UK long-term business entered into a financial reassurance agreement with Swiss Re in 2008, under which up-front payments are received from Swiss Re in return for 90% of future surpluses arising. The loan will be repaid as profits emerge on the business. The UK long-term business entered into an additional financial reassurance agreement with BNP Paribas in 2012 in return for 100% of future surpluses arising. The loan will be repaid as profits emerge on the business.

(d) Other non-recourse loans include external debt raised by special purpose vehicles in the UK long-term business. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Group. It also includes an operational loan from Delta Lloyd to the UK Life Belgian branch.

(e) Other loans include external debt raised by overseas long-term businesses to fund operations, which includes £145 million (2011: £158 million) of external debt held by the Group’s US business.

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK. Details are given in note 21.

(e) Movements during the year

Movements in borrowings during the year were:

			2012			2011
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,200	452	2,652	3,853	1,042	4,895
Repayment of borrowings, including commercial paper	(2,295)	(347)	(2,642)	(3,848)	(1,283)	(5,131)
Net cash outflow/(inflow)	(95)	105	10	5	(241)	(236)
Foreign exchange rate movements	(54)	(130)	(184)	9	193	202
Borrowings acquired for non-cash consideration	–	–	–	–	34	34
Fair value movements	–	43	43	–	8	8
Amortisation of discounts and other non-cash items	1	(13)	(12)	3	–	3
Deconsolidation of Delta Lloyd	–	–	–	(816)	(5,683)	(6,499)
Movements in debt held by Group companies [1]	32	–	32	(12)	1	(11)
Movements in the year	(116)	5	(111)	(811)	(5,688)	(6,499)
Balance at 1 January	5,255	3,195	8,450	6,066	8,883	14,949
Balance at 31 December	5,139	3,200	8,339	5,255	3,195	8,450
1	Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2011 and 2012 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to them, of which £750 million (2011: £750 million) is used to support the commercial paper programme:

	2012 £m	2011 £m
Expiring within one year	420	955
Expiring beyond one year	1,725	1,160
	2,145	2,115

46 – Payables and other financial liabilities

This note analyses our payables and other financial liabilities at the end of the year.

	2012 £m	2011 £m
Payables arising out of direct insurance	1,234	1,098
Payables arising out of reinsurance operations	426	360
Deposits and advances received from reinsurers	318	346
Bank overdrafts	566	668
Derivative liabilities	1,761	1,850
Amounts due to brokers for investment purchases	135	60
Obligations for repayment of cash collateral received (notes 22d(i) & 54c)	4,460	5,229
Other financial liabilities	1,649	1,628
Total	10,549	11,239
Less: Amounts classified as held for sale	(1,108)	(9)
	9,441	11,230
Expected to be settled within one year	8,613	10,253
Expected to be settled in more than one year	828	977
	9,441	11,230

Bank overdrafts arise substantially from un-presented cheques and amount to £194 million (2011: £211 million) in long-term business operations and £372 million (2011: £457 million) in general business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

47 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2012 £m	2011 £m
Deferred income	319	359
Reinsurers’ share of deferred acquisition costs	11	12
Accruals	1,138	1,336
Other liabilities	1,110	1,128
Total	2,578	2,835
Less: Amounts classified as held for sale	(735)	(7)
	1,843	2,828
Expected to be settled within one year	1,458	2,195
Expected to be settled in more than one year	385	633
	1,843	2,828

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

48 – Contingent liabilities and other risk factors continued

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

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group’s UK business (from 1 April 2013, the FSA will split into two new regulatory bodies: the Prudential Regulation Authority (PRA), which will be a subsidiary of the Bank of England, and the Financial Conduct Authority (FCA)) and will monitor the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers, but in some cases they also operate a system of ‘prior product approval’.

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

(f) Structured settlements

The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Company’s maximum exposure to credit risk for these types of arrangements is approximately $1,145 million as at 31 December 2012 (2011: $1,085 million, 2010: $1,063 million). Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the life insurance industry compensation plan. As at 31 December 2012, no information has come to the Company’s attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

(g) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

At 31 December 2012, the Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies. At 31 December 2012, the Group and Company had no exposure (2011: £nil and £334 million respectively).

In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.

There are a number of charges registered over the assets of Group companies in favour of other Group companies or third parties. In addition, certain of the Company’s assets are charged in favour of certain or its subsidiaries as security for intra Group loans.

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

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property and property and equipment, which have not been recognised in the financial statements, are as follows:

	2012 £m	2011 £m
Investment property	6	23
Property and equipment	36	36
	42	59

Contractual obligations for future repairs and maintenance on investment properties are £nil (2011: £nil).

The Group has capital commitments to its joint ventures of £157 million (2011: £258 million) and to other investment vehicles of £nil (2011: £nil).

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2012 £m	2011 £m
Within 1 year	269	313
Later than 1 year and not later than 5 years	832	562
Later than 5 years	1,570	1,738
	2,671	2,613

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2012 £m	2011 £m
Within 1 year	136	120
Later than 1 year and not later than 5 years	421	400
Later than 5 years	587	667
	1,144	1,187
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	53	56

50 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2012 £m	2011 £m
Long-term savings	11,467	11,237
General insurance and health	6,089	5,875
Fund management	225	184
Other business	(1,059)	(1,102)
Corporate[1]	(588)	508
Delta Lloyd	–	776
United States	365	3,140
Total capital employed	16,499	20,618
Financed by
Equity shareholders’ funds	8,204	12,643
Non-controlling interests	1,574	1,530
Direct capital instruments and fixed rate tier 1 notes	1,382	990
Preference shares	200	200
Subordinated debt	4,337	4,550
External debt	802	705
Total capital employed	16,499	20,618
1	Corporate includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following: –
a.	Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.
b.	Subsequent to the year end, the Group has taken action to improve its access to dividends from the Group’s insurance and asset management business by undertaking a corporate restructure. This will see the Group’s interest in the majority of its overseas businesses move to Aviva Group Holdings Limited from Aviva Insurance Limited.
c.	Certain subsidiaries, subject to continuing to satisfy stand-alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At the end of 2012 we had £16.5 billion (2011: £20.6 billion) of total capital employed in our trading operations measured on an IFRS basis. The decrease is primarily driven by the Group’s loss after tax, actuarial losses on staff pension schemes and the payment of dividend.

In May 2012 we issued US$650 million of hybrid Tier 1 Notes. The Notes are perpetual and may be called from November 2017. The Notes qualify as Innovative Tier 1 capital under current regulatory rules and are expected to be treated as Fixed Rate Tier 1 capital under Solvency II transitional rules. The transaction had a positive impact on Group IGD solvency and Economic Capital measures.

In June 2012 US$300 million of Lower Tier 2 floating rate notes were redeemed at first call.

At the end of 2012 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,260 million (2011: £5,782 million), with a weighted average cost, post tax, of 4.4% (2011: 6.6%). The Group Weighted Average Cost of Capital (WACC) is 6.3% (2011: 7.1%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 2012 was 7.5% (2011: 7.4%) based on a risk free rate of 1.9% (2011: 2.0%), an equity risk premium of 4.0% (2011: 4.0%) and a market beta of 1.4 (2011: 1.3).

51 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2012 £m	2011 £m	2010 £m
Profit before tax from continuing operations	246	373	1,790
Adjustments for:
Share of loss of joint ventures and associates	277	123	(141)
Dividends received from joint ventures and associates	48	71	16
(Profit)/loss on sale of:
Investment property	(7)	(8)	(41)
Property and equipment	–	(4)	5
Subsidiaries, joint ventures and associates	164	(565)	(163)
Investments	(1,167)	(1,340)	(1,432)
	(1,010)	(1,917)	(1,631)
Fair value (gains)/losses on:
Investment property	492	(148)	(465)
Investments	(12,402)	5,488	(6,945)
Borrowings	43	1	12
	(11,867)	5,341	(7,398)
Depreciation of property and equipment	42	54	63
Equity compensation plans, equity settled expense	42	48	50
Impairment and expensing of:
Goodwill on subsidiaries	109	160	3
Financial Investments, loans and other assets	46	95	1
Acquired value of in-force business and intangibles	122	49	16
Non-financial assets	–	1	(1)
	277	305	19
Amortisation of:
Premium or discount on debt securities	105	82	84
Premium or discount on borrowings	(12)	3	2
Premium or discount on non-participating investment contracts	20	45	17
Financial instruments	64	7	82
Acquired value of in-force business and intangibles	121	137	155
	298	274	340
Change in unallocated divisible surplus	6,316	(2,721)	(362)
Interest expense on borrowings	653	689	559
Net finance charge on pension schemes	82	87	127
Foreign currency exchange (gains)/losses	(128)	35	(36)

Changes in working capital
(Increase)/decrease in reinsurance assets	(416)	(611)	623
Decrease in deferred acquisition costs	216	45	56
Increase in insurance liabilities and investment contracts	4,325	550	10,966
Increase in other assets and liabilities	1,742	1,123	1,557
	5,867	1,107	13,202
Net purchases of operating assets
Purchases of investment property	(839)	(1,211)	(1,070)
Proceeds on sale of investment property	1,141	717	798
Net purchases/(sales) of financial investments	1,231	(3,264)	(4,907)
	1,533	(3,758)	(5,179)
Cash generated from operating activities – continuing operations	2,676	111	1,419
Cash generated from operating activities – discontinued operations	46	27	794
Total cash generated from operating activities	2,722	138	2,213

Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of the Group’s balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one year to another. Shareholder cash at 31 December 2012 is at £9.0 billion (2011: £8.6 billion).

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

51 – Statement of cash flows continued

(b) Cash flows in respect of, and additions to, the acquisition of subsidiaries, joint ventures and associates comprised:

	2012 £m	2011 £m	2010 £m
Cash consideration for subsidiaries, joint ventures and associates acquired and additions	136	114	239
Less: Cash and cash equivalents acquired with subsidiaries	(7)	–	(781)
Cash flows on acquisitions and additions – continuing operations	129	114	(542)
Cash flows on acquisitions and additions – discontinued operations	–	–	65
Cash flows on acquisitions and additions	129	114	(477)

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates comprised:

	2012 £m	2011 £m	2010 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	442	988	241
Less: Net cash and cash equivalents divested with subsidiaries	(21)	(111)	(19)
Cash flows on disposals – continuing operations	421	877	222
Cash flows on disposals – discontinued operations	–	(502)	29
Cash flows on disposals	421	375	251

The above figures form part of cash flows from investing activities.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2012 £m	2011 £m	2010 £m
Cash at bank and in hand	13,020	8,854	9,740
Cash equivalents	10,794	14,215	15,715
	23,814	23,069	25,455
Bank overdrafts	(566)	(668)	(760)
	23,248	22,401	24,695

Cash and cash equivalents reconciles to the statement of financial position as follows:

	2012 £m	2011 £m	2010 £m
Cash and cash equivalents (excluding bank overdrafts)	23,814	23,069	25,455
Less: Assets classified as held for sale	(917)	(26)	–
	22,897	23,043	25,455

52 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources, which includes available capital resources of subsidiaries classified as held for sale in the Group IFRS statement of financial position still included in the Group’s available capital resources at 31 December 2012.

Available capital resources

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund[5] £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations[6] £m	2012 Total £m	Restated 2011 Total £m
Total shareholders' funds	3	(310)	31	(276)	5,170	4,894	7,449	12,343	(983)	11,360	15,363
Other sources of capital[1]	–	–	–	–	200	200	43	243	4,137	4,380	4,824
Unallocated divisible surplus[2]	263	–	1,693	1,956	18	1,974	5,012	6,986	–	6,986	650
Adjustments onto a regulatory basis:
Shareholders' share of accrued bonus	(23)	(95)	(186)	(304)	–	(304)	–	(304)	–	(304)	(351)
Goodwill and other intangibles[3]	–	–	–	–	(136)	(136)	(1,759)	(1,895)	(1,515)	(3,410)	(4,923)
Regulatory valuation and admissibility restrictions[4]	48	1,312	298	1,658	(2,564)	(906)	1,615	709	(686)	23	(3,279)
Total available capital resources	291	907	1,836	3,034	2,688	5,722	12,360	18,082	953	19,035	12,284
Analysis of liabilities:
Participating insurance liabilities[7]	1,909	14,078	11,228	27,215	8	27,223	22,250	49,473	–	49,473	52,872
Unit-linked liabilities	–	–	–	–	3,693	3,693	6,243	9,936	–	9,936	10,168
Other non-participating life insurance	359	2,758	483	3,600	33,889	37,489	35,634	73,123	–	73,123	69,442
Amounts classified as held for sale	–	–	–	–	–	–	(34,446)	(34,446)	–	(34,446)	(344)
Total insurance liabilities	2,268	16,836	11,711	30,815	37,590	68,405	29,681	98,086	–	98,086	132,138
Participating investment liabilities[7]	651	3,097	5,967	9,715	2,453	12,168	54,681	66,849	–	66,849	67,707
Non-participating investment liabilities	(3)	(24)	–	(27)	33,851	33,824	13,875	47,699	–	47,699	45,659
Amounts classified as held for sale	–	–	–	–	–	–	(4,054)	(4,054)	–	(4,054)	–
Total investment liabilities	648	3,073	5,967	9,688	36,304	45,992	64,502	110,494	–	110,494	113,366
Total liabilities	2,916	19,909	17,678	40,503	73,894	114,397	94,183	208,580	–	208,580	245,504
1	Other sources of capital include Subordinated debt of £4,337 million issued by Aviva and £43 million of other qualifying capital issued by Italian and Spanish subsidiary and associate undertakings.
2	Unallocated divisible surplus for overseas life operations is included gross of minority interest and amounts disclosed include balances classified as held for sale. 2012 includes a negative balance of £2 million in Italy (2011: £1,449 million negative).
3	Goodwill and other intangibles includes goodwill of £132 million in joint ventures and associates including amounts classified as held for sale.
4	Includes an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
5	Includes the Provident Mutual with-profit fund.
6	Other operations include general insurance and fund management business.
7	Following review of the classification of contracts issued by the Group’s Italian business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2012

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	240	1,159	1,629	3,028	2,779	5,807	3,745	9,552
Effect of new business	–	(194)	(12)	(206)	107	(99)	(398)	(497)
Expected change in available capital resources	18	196	235	449	283	732	1,343	2,075
Variance between actual and expected experience[1]	58	(20)	50	88	(20)	68	7,596	7,664
Effect of operating assumption changes	2	(13)	21	10	26	36	–	36
Effect of economic assumption changes	(19)	(103)	(69)	(191)	–	(191)	79	(112)
Effect of changes in management policy	–	–	(23)	(23)	–	(23)	7	(16)
Effect of changes in regulatory requirements	–	–	–	–	–	–	(10)	(10)
Transfers, acquisitions and disposals	–	–	–	–	–	–	(43)	(43)
Foreign exchange movements	–	–	–	–	–	–	(127)	(127)
Other movements	(8)	(118)	5	(121)	(487)	(608)	168	(440)
Available capital resources at 31 December	291	907	1,836	3,034	2,688	5,722	12,360	18,082
1	The positive variance between actual and expected experience is driven by increases in the market value of assets backing participating funds in continental Europe, and consequential increases in unallocated divisible surplus.

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

NWPSF is fully supported by the reattributed estate of £748 million (this is known as RIEESA) at 31 December 2012 (31 December 2011: £1,113 million) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations) in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis, therefore it forms part of the NWPSF available capital resources.

52 – Capital statement continued

The with-profit funds and the RIEESA use internal hedging to limit the impacts of equity market volatility.

In aggregate, the Group has at its disposal total available capital of £19.0 billion (2011: £12.3 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.0 billion (2011: £3.0 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.

For the remaining life and general insurance operations, the total available capital amounting to £16.0 billion (2011: £9.3 billion) is higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

The total available capital of £19.0 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently and includes the Group’s unallocated divisible surplus of overseas life operations. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

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

						31 December 2012	31 December 2011
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	17.3	(17.3)	–	0.7	(0.4)	0.3	0.7
OWPSF	2.9	(2.6)	0.3	–	(0.1)	0.2	0.2
WPSF[4]	18.3	(16.5)	1.8	–	(0.5)	1.3	1.0
Aggregate	38.5	(36.4)	2.1	0.7	(1.0)	1.8	1.9
1	These realistic liabilities include the shareholders’ share of future bonuses of £0.3 billion (31 December 2011: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £36.0 billion (31 December 2011: £38.8 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively (31 December 2011: £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2011 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3	This represents the reattributed estate of £0.7 billion at 31 December 2012 (31 December 2011: £1.1 billion) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations).
4	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.

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

52 – Capital statement continued

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

■	(i) UK with-profits fund – (NWPSF, OWPSF and WPSF) – any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund.
■	(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
■	(iii) Overseas life operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. In several business units, Group companies and other parties jointly control certain entities; these joint venture operations may constrain management’s ability to utilise the capital in other parts of the Group. Any transfer of available capital may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
■	(iv) General insurance operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge, subject to availability of tax relief elsewhere in the Group.

53 – Risk management

This note sets out the major risks our businesses and its shareholders face and describes the Group’s approach to managing these.

It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group’s earnings and capital position.

(a) Risk management framework

The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.

For the purposes of risk identification and measurement, and aligned to Aviva’s risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.

To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group’s worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.

A regular top-town key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.

Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.

Roles and responsibilities for risk management in Aviva are based around the ‘three lines of defence model’ where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group’s position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Reputation Committee (ORRC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

53 – Risk management continued

Further information on the types and management of specific risk types is given in sections (b) - (j) below.

The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how risks are managed and to align them, where possible, with Aviva’s framework.

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

Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.

The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.

A detailed breakdown of the Group’s current credit exposure by credit quality is shown below.

(i) Financial exposures by credit ratings

Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets ‘held for sale’. ‘Not rated’ assets capture assets not rated by external ratings agencies.

As at 31 December 2012	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	24.4%	16.9%	23.8%	25.4%	4.2%	5.3%	161,623	(33,617)	128,006
Reinsurance assets	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	7,567	(883)	6,684
Other investments	0.1%	0.2%	2.3%	2.0%	1.5%	93.9%	30,093	(1,550)	28,543
Loans	5.8%	8.2%	1.2%	0.1%	0.7%	84.0%	27,934	(3,397)	24,537
Total							227,217	(39,447)	187,770

As at 31 December 2011	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	32.3%	13.2%	29.9%	16.3%	2.8%	5.4%	153,345	(93)	153,252
Reinsurance assets	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	7,113	(1)	7,112
Other investments	0.2%	0.8%	1.4%	2.3%	0.4%	94.9%	30,377	(217)	30,160
Loans	0.9%	1.3%	1.2%	0.2%	0.8%	95.6%	28,116	—	28,116
Total							218,951	(311)	218,640

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

The impact of collateral held on the net credit exposure is shown below.

	2012			Restated 2011
At 31 December 2012	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m
Debt securities	161,623	(33)	161,590	153,345	(31)	153,314
Reinsurance assets	7,567	(21)	7,546	7,113	(443)	6,670
Other investments	30,093	(1,224)	28,869	30,377	(465)	29,912
Loans	27,934	(26,893)	1,041	28,116	(26,957)	1,159
Total	227,217	(28,171)	199,046	218,951	(27,896)	191,055
Less: Assets classified as held for sale	(39,447)	3,958	(35,489)	(311)	–	(311)
Total (excluding held for sale)	187,770	(24,213)	163,557	218,640	(27,896)	190,744

Following a review of the collateral reported, the total net credit exposure (excluding assets classified as held for sale) at 31 December 2011 has decreased by £1,045 million.

Additional information in respect to collateral is provided in notes 20(c) and notes 22(d)(i).

To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

53 – Risk management continued

(ii) Financial exposures to peripheral European countries

Included in our debt securities and other financial assets, are exposures to peripheral European countries. Gross of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2011 and is detailed in 25 (e). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments

Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.

The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds’ risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.

A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans

The Group loan portfolio principally comprises:

■	Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
■	Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk

The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets is approximately 1.5% of the total shareholder assets (gross of ‘held for sale’).

(vi) Reinsurance credit exposures

The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group risk function has an active monitoring role with escalation to the Chief Financial Officer (CFO), Group ALCO and the Board Risk Committee as appropriate.

The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2012, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,717 million.

(vii) Securities finance

The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

(viii) Derivative credit exposures

The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group’s credit management framework.

(ix) Unit-linked business

In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders’ exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

53 – Risk management continued

(x) Impairment of financial assets

In assessing whether financial assets are impaired, due consideration is given to the factors outlined in accounting policy (S). The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired. The table excludes assets ‘held for sale’.

	Financial assets that are past due but not impaired
At 31 December 2012	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	128,006	–	–	–	–	–	128,006
Reinsurance assets	6,684	–	–	–	–	–	6,684
Other investments	28,535	–	–	–	–	8	28,543
Loans	23,770	85	–	–	–	682	24,537
Receivables and other financial assets	7,518	46	13	14	26	–	7,617

	Financial assets that are past due but not impaired
At 31 December 2011	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	152,988	–	–	–	–	264	153,252
Reinsurance assets	7,112	–	–	–	–	–	7,112
Other investments	30,152	–	–	–	–	8	30,160
Loans	27,582	6	–	–	–	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	–	7,937

Where assets have been classed as ‘past due and impaired’, an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk

Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy however have limited appetite for interest rate risk as we do not believe it is adequately rewarded.

The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Risk is responsible for monitoring and managing market risk at Group level and has an established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.

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

The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk

The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.

We continue to limit our direct equity exposure in line with our risk preferences. The reduction of the shareholding in Delta Lloyd has decreased the Group’s equity price risk and, in particular, has led to a fall in equity exposures. Our equity hedging programme during 2012 has further reduced our equity exposures. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2012 the Group’s shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 88% of the prevailing market levels on 31 December 2012.

Sensitivity to changes in equity prices is given in section ‘(j) risk and capital management’ below.

(ii) Property price risk

The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.

As at 31 December 2012, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section ‘(j) risk and capital management’ below.

53 – Risk management continued

(iii) Interest rate risk

Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 38.

Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.

The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.

Sensitivity to changes in interest rates is given in section ‘(j) risk and capital management’ below. Further information on borrowings is included in note 45.

(iv) Inflation risk

Inflation risk arises primarily from the Group’s exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk

The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.

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

Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group’s consolidated shareholders’ equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group’s regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2012 and 2011, the Group’s total equity deployment by currency including assets ‘held for sale’ was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2012	4,445	4,648	(51)	2,318	11,360
Capital 31 December 2011	3,427	6,442	3,237	2,257	15,363

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2012	(386)	411	34	(5)
Net assets at 31 December 2011	(524)	632	(323)	323

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on profit before tax, excluding ‘discontinued operations’.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Impact on profit before tax 31 December 2012	(32)	32	1	(1)
Impact on profit before tax 31 December 2011	(84)	11	(4)	17

The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

53 – Risk management continued

(vi) Derivatives risk

Derivatives are used by a number of the businesses. Activity is overseen by the Group risk function, who monitors exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.

The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk

The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company’s main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), and dividends received from the Group’s insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. For 2012 and prior years, the Company’s main sources of liquidity also included intercompany loans from Aviva Insurance Limited and Aviva International Insurance Limited, subject to regulatory constraints. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of leading international banks to further mitigate this risk.

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

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2012 and 2011 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the ‘within 1 year’ column below, and previously the total liability for linked business was shown in the ‘within 1 year’ column. Changes in durations between 2011 and 2012 reflect evolution of the portfolio, and changes to the models for projecting cash-flows.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	117,602	8,303	31,894	44,455	32,950
Investment contracts – non-linked	59,788	2,491	12,390	16,679	28,228
Linked business	69,690	5,667	18,203	21,590	24,230
General insurance and health	15,006	6,166	5,763	2,456	621
Total contract liabilities	262,086	22,627	68,250	85,180	86,029

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked (restated)[1]	117,442	9,693	35,403	45,829	26,517
Investment contracts – non-linked (restated)[1]	62,412	6,240	20,208	26,252	9,712
Linked business (restated)[2]	65,994	7,297	20,614	24,324	13,759
General insurance and health	15,241	5,645	5,967	2,913	716
Total contract liabilities	261,089	28,875	82,192	99,318	50,704
1	Following a review of the classification of contracts issued by the Group’s Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this classification.
2	Linked business maturity profile has been restated to reflect an expected rather than contractual basis. Contractually, the total liability for linked business would be shown in the ‘within 1 year column’.
219

53 – Risk management continued

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	128,006	16,796	36,009	75,198	3
Equity securities	32,529	–	–	–	32,529
Other investments	28,543	12,638	866	12,508	2,531
Loans	24,537	5,358	1,780	17,329	70
Cash and cash equivalents	22,897	22,897	–	–	–
	236,512	57,689	38,655	105,035	35,133

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	153,252	18,698	39,079	95,460	15
Equity securities	32,646	–	–	–	32,646
Other investments	30,160	21,007	1,192	1,016	6,945
Loans	28,116	6,490	2,800	18,825	1
Cash and cash equivalents	23,043	23,043	–	–	–
	267,217	69,238	43,071	115,301	39,607

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

(e) Life insurance risk

Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.

The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2012, although the current low levels of interest rates have increased our sensitivity to longevity shocks. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write strong volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to benefit from a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

■	Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.
■	Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.
■	Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.
■	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

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

53 – Risk management continued

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

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk

Types of risk

General insurance risk in the Group arises from:

■	Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
■	Unexpected claims arising from a single source or cause;
■	Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
■	Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group’s underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note 36 ‘insurance liabilities’.

The vast majority of the Group’s general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks

Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.

Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by a Business Capability team who provide technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, economic gain, earnings volatility, liquidity, retained risk exposure profile and the Group’s franchise value.

Detailed actuarial analysis is used to calculate the Group’s extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.

The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £260 million, for a one in ten year annual loss scenario, compared to approximately £460 million when measured on a one in a hundred year annual loss scenario.

In our 2011 Annual Report & Accounts we reported our participation in a share of Hiscox’s US property catastrophe portfolio.
This arrangement expired on the 31 December 2012 and remaining exposure will run off during 2013.

(g) Asset management risk

Asset Management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention. The Group’s exposure to asset management risk is informed through regular assessment of the investment management capabilities and proven track record of the investment funds.

Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. Investment performance has remained strong over 2012 despite some positions being impacted by the volatility of global markets.

53 – Risk management continued

Action has been taken during the year to improve the operational infrastructure and enhance the quality of the customer experience including; progressing towards the implementation of the Blackrock Aladdin platform to support our investment process; review of our Business Development capability; and a continued drive to work closely with clients.

(h) Operational risk

Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.

Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk

We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.

The FSA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management

(i) Sensitivity test analysis

The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group’s key financial performance metrics to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.

For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business

General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results

Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

53 – Risk management continued

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Credit spreads	The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations
Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	–	–	(75)	(45)	(470)
Investment participating	(55)	45	–	5	(10)	(10)	–	–
Investment non-participating	(40)	35	(5)	10	(15)	(20)	–	–
Assets backing life shareholders’ funds	10	(15)	(40)	45	(45)	–	–	–
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	–	–	–	–	–
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	–	–	(75)	(45)	(470)
Investment participating	(55)	45	–	5	(10)	(10)	–	–
Investment non-participating	(45)	40	–	10	(15)	(20)	–	–
Assets backing life shareholders' funds	(5)	–	(45)	50	(50)	–	–	–
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	–	–	–	–	–	–	–	–
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(20)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	–	–
Investment non-participating	(15)	20	(5)	15	(15)	(20)	–	–
Assets backing life shareholders' funds	135	(15)	(10)	10	(10)	–	–	–
Total excluding Delta Lloyd and United States	(140)	20	(450)	110	(230)	(140)	(55)	(520)
United States	45	(50)	10	50	(35)	(10)	(15)	–
Total excluding Delta Lloyd	(95)	(30)	(440)	160	(265)	(150)	(70)	(520)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(25)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	–	–
Investment non-participating	(15)	20	(5)	15	(15)	(20)	–	–
Assets backing life shareholders' funds	125	–	(15)	15	(15)	–	–	–
Total excluding Delta Lloyd and United States	(150)	35	(460)	115	(235)	(140)	(55)	(520)
United States	(540)	455	(350)	50	(35)	(10)	(15)	–
Total excluding Delta Lloyd	(690)	490	(810)	165	(270)	(150)	(70)	(520)

53 – Risk management continued

Changes in sensitivities between 2012 and 2011 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.

The sensitivities to economic movements (excluding the United States) relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.

In the United States, most debt securities are classified as AFS for which movements in unrealised gains or losses are taken directly to shareholders’ equity. This limited the overall sensitivity of IFRS profit to interest rate and credit spread movements. Following the classification of the business as held for sale in 2012 it was remeasured to fair value less costs to sell. It has been assumed that economic movements would not materially impact the fair value less costs to sell and the impact on shareholders’ equity is therefore reported as £nil. As a result, were economic movements to occur, the corresponding movements in AFS assets which would be taken directly to shareholders’ equity, are reversed out through profit before tax in order to maintain the remeasurement value of the US at fair value less costs to sell.

General insurance and health business

Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(130)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(130)	(290)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(30)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(30)	(290)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business

Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	–	30	(90)	10

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	–	30	(90)	10

53 – Risk management continued

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	–	(40)	75

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	–	(40)	75

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

The Group uses a variety of derivative financial instruments, including both exchange traded and over-the-counter instruments, in line with our overall risk management strategy. The objectives include managing exposure to price, foreign currency and / or interest rate risk on existing assets or liabilities, as well as planned or anticipated investment purchases.

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

(i) Cash flow hedges

At the end of 2012 the Group entered into two cash flow hedges, using foreign exchange forward and option contracts, to hedge the currency exposure on expected proceeds in 2013 of businesses held for sale as at 31 December 2012. The fair value of the cash flow hedges as of 31 December 2012 was a £5 million derivative asset. No amounts in respect of the cash flow hedges have been recognised in the income statement for the year. All cash flows being hedged upon transaction completion are expected to occur and movements in the fair value will be recycled to the income statement in 2013. These hedges were fully effective in the year.

(ii) Fair value hedges

The Group entered into a number of interest rate swaps in order to hedge fluctuations in the fair value part of its portfolio of mortgage loans and debt securities in the US. The notional value of these swaps was £765 million at 31 December 2012 (2011: £844 million) and their fair value was £54 million liability (2011: £77 million liability). During 2012, there were hedging relationships that became ineffective. The amount of ineffectiveness included in the income statement as a result was £14 million. The related hedges were re-designated and are expected to be effective in future periods.

(iii) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

The Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2012 was £1,741 million (2011: £1,815 million) and its fair value at that date was £1,785 million (2011: £1,694 million).

The foreign exchange gain of £74 million (2011: gain of £30 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

54 – Derivative financial instruments and hedging continued

(b) Derivatives not qualifying for hedge accounting

Certain derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken. These are referred to below as non-hedge derivatives.

(i) The Group’s non-hedge derivative activity at 31 December 2012 and 2011 was as follows:

			2012			Restated 2011
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	8,123	71	(7)	6,727	41	(38)
Interest rate and currency swaps	611	64	(21)	502	83	(3)
Options	4,600	6	(5)	4,600	33	(9)
Total	13,334	141	(33)	11,829	157	(50)
Interest rate contracts
OTC
Swaps	25,889	135	(925)	13,931	247	(986)
Options	32,656	272	(4)	2,604	208	(2)
Exchange traded
Futures	3,725	58	(14)	2,794	46	(25)
Total	62,270	465	(943)	19,329	501	(1,013)
Equity/Index contracts
OTC
Options	2,765	650	(10)	2,864	531	(5)
Exchange traded
Futures	5,468	45	(123)	3,805	52	(452)
Options	11,880	228	(139)	7,405	242	(161)
Total	20,113	923	(272)	14,074	825	(618)
Credit contracts	6,277	41	(53)	5,478	2	(17)
Other	3,163	15	(406)	3,309	13	(75)
Totals at 31 December	105,157	1,585	(1,707)	54,019	1,498	(1,773)
Less: Amounts classified as held for sale	(4,403)	(679)	54	–	–	–
	100,754	906	(1,653)	54,019	1,498	(1,773)

The 2011 figures have been restated in respect of the notional values of the exchange traded equity option contracts. £5,478 million notional of credit derivatives (and their related fair values) have been reclassified out of the ‘other’ and ‘interest rate swap’ categories to the ‘credit’ contracts category. Additionally £3,156 million notional of inflation linked swaps have been reclassified out of the ‘interest rate swap’ category to the ‘other’ category.

Fair value assets are recognised as ‘Derivative financial instruments’ in note 22(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 46. Fair value assets in note 22(a) of £1,590 million represent non-hedge derivative assets of £1,585 million per the table above plus £5 million of cash flow hedges. Fair value liabilities in note 46 of £1,761 million represent non-hedge derivative liabilities of £1,707 million per the table above plus £54 million of fair value hedges.

The Group’s derivative risk management policies are outlined in note 53.

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2012 £m	2011 £m
Within 1 year	534	226
Between 1 and 2 years	434	144
Between 2 and 3 years	158	135
Between 3 and 4 years	387	123
Between 4 and 5 years	113	355
After 5 years	1,787	1,911
	3,413	2,894

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

	2012 £m	2011 £m
Total IFRS assets included in the consolidated statement of financial position	315,689	312,376
Less: Third-party funds included within consolidated IFRS assets	(13,525)	(11,814)
	302,164	300,562
Third-party funds under management	73,114	67,557
	375,278	368,119
Non-managed assets	(26,137)	(31,558)
Funds under management	349,141	336,561
Discontinued operations	(38,148)	(37,110)
Funds under management (excluding discontinued operations)	310,993	299,451
Managed by:
Aviva Investors	274,484	262,506
Other Aviva and external managers	74,657	74,055
	349,141	336,561

56 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to, and by related parties

				2012				2011				2010
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	–	(4)	–	–	–	(3)	(49)	–	47	–	–	–
Joint ventures	23	(1)	–	103	23	–	–	125	18	–	–	375
Employee pension schemes	12	–	–	6	13	–	–	9	10	–	–	2
	35	(5)	–	109	36	(3)	(49)	134	75	–	–	377

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

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2012 £m	2011 £m	2010 £m
Salary and other short-term benefits[1]	4.7	6.7	8.1
Other long-term benefits	0.4	2.8	2.5
Post-employment benefits[1]	1.9	1.7	1.6
Equity compensation plans[1]	4.8	5.9	6.4
Termination benefits[1]	1.5	0.7	–
Total	13.3	17.8	18.6
1	Following a review of the composition of key management in the current year, comparative amounts have been restated from the amounts previously reported. The total key management compensation reported in 2011 was £65 million and in 2010 was £66 million.

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

Financial statements of the Company

Income statement

For the years ended 31 December 2012, 2011 and 2010:

	2012 £m	2011 £m	2010 £m
Income
Dividends received from subsidiaries	1,585	1,068	1,110
Interest receivable from Group companies	107	143	150
Net investment expense	28	(8)	(14)
	1,720	1,203	1,246
Expenses
Operating expenses	(333)	(184)	(176)
Interest payable to Group companies	(402)	(460)	(458)
Interest payable on borrowings	(347)	(353)	(340)
Impairment of subsidiaries	(254)	–	–
	(1,336)	(997)	(974)
Profit before tax	384	206	272
Tax credit	232	25	228
Profit after tax	616	231	500

Statement of comprehensive income

For the years ended 31 December 2012, 2011 and 2010:

	2012 £m	Restated 2011 £m	Restated 2010 £m
Profit for the year	616	231	500
Other comprehensive income
Fair value (losses)/gains on investments in subsidiaries and joint ventures	2,126	(2,389)	150
Impairment losses on assets previously revalued through other comprehensive income now taken to income statement	254	–	–
Actuarial gains on pension provision	–	1	1
Other comprehensive income, net of tax	2,380	(2,388)	151
Total comprehensive income for the year	2,996	(2,157)	651

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 108 to 119. The notes identified alphabetically on pages 234 to 237 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 127 to 229.

Statement of changes in equity

For the year ended 31 December 2012

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity £m	DCI and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January Restated		726	200	1,173	735	4,414	86	3,116	10,450	990	11,440
Profit for the year		–	–	–	–	–	–	616	616	–	616
Other comprehensive income		–	–	–	–	2,380	–	–	2,380	–	2,380
Total comprehensive income for the year		–	–	–	–	2,380	–	616	2,996	–	2,996
Dividends and appropriations	12	–	–	–	–	–	–	(847)	(847)	–	(847)
Shares issued in lieu of dividends	26 & 33	9	–	(9)	–	–	–	127	127	–	127
Employee trust shares distributed in the year	28	–	–	–	–	–	–	(44)	(44)	–	(44)
Reserves credit for equity compensation plans		–	–	–	–	–	42	–	42	–	42
Shares issued under equity compensation plans		1	–	1	–	–	(68)	74	8	–	8
Issue of fixed rate tier 1 notes		–	–	–	–	–	–	–	–	392	392
Aggregate tax effect		–	–	–	–	–	–	18	18	–	18
Balance at 31 December		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132

For the year ended 31 December 2011

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January Restated		705	200	1,194	735	6,803	99	3,331	13,067	990	14,057
Profit for the year		–	–	–	–	–	–	231	231	–	231
Other comprehensive income		–	–	–	–	(2,389)	–	1	(2,388)	–	(2,388)
Total comprehensive income for the year		–	–	–	–	(2,389)	–	232	(2,157)	–	(2,157)
Dividends and appropriations	12	–	–	–	–	–	–	(813)	(813)	–	(813)
Shares issued in lieu of dividends	26 & 33	21	–	(21)	–	–	–	307	307	–	307
Employee trust shares distributed in the year	28	–	–	–	–	–	–	(18)	(18)	–	(18)
Reserves credit for equity compensation plans		–	–	–	–	–	48	–	48	–	48
Shares issued under equity compensation plans		–	–	–	–	–	(61)	61	–	–	–
Aggregate tax effect		–	–	–	–	–	–	16	16	–	16
Balance at 31 December Restated		726	200	1,173	735	4,414	86	3,116	10,450	990	11,440

For the year ended 31 December 2010

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity £m	Direct capital instrument £m	Total equity £m
Balance at 1 January Restated		692	200	1,207	735	6,653	109	3,360	12,956	990	13,946
Profit for the year		–	–	–	–	–	–	500	500	–	500
Other comprehensive income		–	–	–	–	150	–	1	151	–	151
Total comprehensive income for the year		–	–	–	–	150	–	501	651	–	651
Dividends and appropriations	12	–	–	–	–	–	–	(757)	(757)	–	(757)
Shares issued in lieu of dividends	26 & 33	13	–	(13)	–	–	–	209	209	–	209
Employee trust shares distributed in the year	28	–	–	–	–	–	–	(50)	(50)	–	(50)
Reserves credit for equity compensation plans		–	–	–	–	–	41	–	41	–	41
Shares issued under equity compensation plans		–	–	–	–	–	(51)	51	–	–	–
Aggregate tax effect		–	–	–	–	–	–	17	17	–	17
Balance at 31 December Restated		705	200	1,194	735	6,803	99	3,331	13,067	990	14,057

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 108 to 119. The notes identified alphabetically on pages 234 to 237 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 127 to 229.

Statement of financial position

At 31 December 2012 and 2011 and 2010

	Note	2012 £m	Restated 2011 £m	Restated 2010 £m
Assets
Non-current assets
Investments in subsidiaries	B	31,023	28,889	31,284
Investment in joint venture	15c	141	150	115
Loans owed by subsidiaries	H	1,054	2,375	2,411
Deferred tax assets	C	180	–	–
Current tax assets	C	50	261	388
		32,448	31,675	34,198
Current assets
Loans owed by subsidiaries	H	1,240	–	691
Other amounts owed by subsidiaries	H	3,019	2,280	2,334
Other assets		49	61	74
Cash and cash equivalents		152	17	1
Total assets		36,908	34,033	37,298
Equity
Ordinary share capital	26	736	726	705
Preference share capital	29	200	200	200
Called up capital		936	926	905
Share premium account	26b	1,165	1,173	1,194
Merger reserve	D	735	735	735
Investment valuation reserve	D	6,794	4,414	6,803
Equity compensation reserve	D	60	86	99
Retained earnings	D	3,060	3,116	3,331
Direct capital instruments and fixed rate tier 1 notes	30	1,382	990	990
Total equity		14,132	11,440	14,057
Liabilities
Non-current liabilities
Borrowings	E	4,536	4,781	4,805
Loans owed to subsidiaries	H	13,153	13,306	14,067
Provisions		36	35	46
		17,725	18,122	18,918
Current liabilities
Borrowings	E	603	506	504
Loans owed to subsidiaries	H	794	502	514
Other amounts owed to subsidiaries	H	3,569	3,366	3,184
Other creditors		85	97	121
Total liabilities		22,776	22,593	23,241
Total equity and liabilities		36,908	34,033	37,298

Approved by the Board on 22 March 2013.

Patrick Regan

Chief Financial Officer

Company number: 2468686

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 108 to 119. The notes identified alphabetically on pages 234 to 237 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 127 to 229.

Statement of cash flows

For the years ended 31 December 2012, 2011 and 2010

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2012 £m	2011 £m	2010 £m
Cash flows from financing activities
Funding provided by subsidiaries	868	847	866
New borrowings, net of expenses	2,200	3,319	2,251
Repayment of borrowings	(2,295)	(3,326)	(2,272)
Net repayment of borrowings	(95)	(7)	(21)
Proceeds from issue of fixed rate tier 1 notes, net of expenses	392	–	–
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(630)	(431)	(472)
Interest paid on borrowings	(383)	(376)	(359)
Net cash from financing activities	135	16	(3)
Net increase in cash and cash equivalents	135	16	(3)
Cash and cash equivalents at 1 January	17	1	4
Cash and cash equivalents at 31 December	152	17	1

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 108 to 119. The notes identified alphabetically on pages 234 to 237 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 127 to 229.

Notes to the Company’s
financial statements

A – Presentation changes

During 2012, the Company reviewed the presentation of its investment in its subsidiary General Accident plc (‘GA’) which was previously shown net of an intercompany liability in the statement of financial position and determined that the investment should be presented gross of the intercompany liability. The result of this has been to increase the value of investments in subsidiaries at 31 December 2011 by £13,659 million, intercompany loan liabilities by £13,919 million, and the investment valuation reserve by £260 million. The value of investments in subsidiaries at 31 December 2010 has been restated by £13,661 million, intercompany loan liabilities by £13,919 million, and the investment valuation reserve by £258 million.

B – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2012 £m	Restated 2011 £m	Restated 2010 £m
Fair value as at 1 January	28,889	31,284	30,897
Movement in fair value	2,134	(2,395)	387
At 31 December	31,023	28,889	31,284

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 19 to the Group consolidated financial statements.

(ii) At 31 December 2012, the Company has two wholly owned subsidiaries, both incorporated in the UK. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc no longer carries out this function. The principal subsidiaries of the Aviva Group at 31 December 2012 are listed on pages 25 and 26.

C – Tax

(i) Tax credited to equity

Tax credited to equity comprises £18 million (2011: £16 million; 2010: £17 million) in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes.

(ii) Deferred tax

The UK corporation tax rate reduced to 24% from 1 April 2012. A subsequent reduction in the UK corporation tax rate to 23% was substantively enacted on 3 July 2012 and will apply from 1 April 2013. The substantively enacted rate of 23% has been used in the calculation of the company’s deferred tax assets.

As confirmed in the 2013 Budget, the rate is expected to reduce to 21% from 1 April 2014 and to 20% from 1 April 2015. The aggregate impact of the reduction in the rate from 23% to 20% would reduce the deferred tax asset from £180 million to £156 million.

The company has gross unrecognised tax losses of £nil (2011:£296 million) and other temporary differences of £50 million (2011: £245 million).

(iii) Current tax assets

Amounts due in respect of current tax assets are expected to be recovered in more than 12 months.

D – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compen- sation reserve £m	Retained earnings £m
Balance at 1 January 2010 Restated	735	6,653	109	3,360
Arising in the year:
Profit for the year	–	–	–	500
Fair value losses on investments in subsidiaries and joint ventures	–	150	–	–
Actuarial gains on pension provisions	–	–	–	1
Dividends and appropriations	–	–	–	(757)
Reserves credit for equity compensation plans	–	–	41	–
Shares issued in lieu of dividends	–	–	–	209
Trust shares distributed in the year	–	–	–	(50)
Issue of share capital under equity compensation scheme	–	–	(51)	51
Aggregate tax effect	–	–	–	17
Balance at 1 January 2011 Restated	735	6,803	99	3,331
Arising in the year:
Profit for the year	–	–	–	231
Fair value losses on investments in subsidiaries and joint ventures	–	(2,389)	–	–
Actuarial gains on pension provisions	–	–	–	1
Dividends and appropriations	–	–	–	(813)
Reserves credit for equity compensation plans	–	–	48	–
Shares issued in lieu of dividends	–	–	–	307
Trust shares distributed in the year	–	–	–	(18)
Issue of share capital under equity compensation scheme	–	–	(61)	61
Aggregate tax effect	–	–	–	16
Balance at 31 December 2011 Restated	735	4,414	86	3,116
Arising in the year:
Profit for the year	–	–	–	616
Fair value gains on investments in subsidiaries and joint ventures	–	2,126	–	–
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	–	254	–	–
Dividends and appropriations	–	–	–	(847)
Reserves credit for equity compensation plans	–	–	42	–
Shares issued in lieu of dividends	–	–	–	127
Trust shares distributed in the year	–	–	–	(44)
Issue of share capital under equity compensation scheme	–	–	(68)	74
Aggregate tax effect	–	–	–	18
Balance at 31 December 2012	735	6,794	60	3,060

Tax of £18 million (2011: £16 million; 2010: £17 million) is deductible in respect of coupon payments of £73 million (2011: £58 million; 2010: £61 million) on the direct capital instruments and fixed rate tier 1 notes.

E – Borrowings

The Company’s borrowings comprise:

	2012 £m	2011 £m
Subordinated debt	4,337	4,582
9.5% guaranteed bonds 2016	199	199
Commercial paper	603	506
Total	5,139	5,287

Maturity analysis of contractual undiscounted cash flows:

			2012			2011
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	603	307	910	506	314	820
1 to 5 years	200	1,197	1,397	200	1,244	1,444
5 to 10 years	241	1,342	1,583	435	1,404	1,839
10 to 15 years	527	1,192	1,719	543	1,240	1,783
Over 15 years	3,608	2,610	6,218	3,643	2,859	6,502
Total contractual undiscounted cash flows	5,179	6,648	11,827	5,327	7,061	12,388

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million (2011: £73 million).

The fair value of the subordinated debt at 31 December 2012 was £4,435 million (2011: £3,814 million). The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2012 was £246 million (2011: £246 million). The fair value of the commercial paper is considered to be the same as its carrying value.

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

The business of the Company is managing its investments in subsidiary and joint venture operations. Its risks are considered to be the same as those in the operations themselves and full details of the major risks and the Group’s approach to managing these are given in the Group consolidated financial statements, note 53. Such investments are held by the Company at fair value in accordance with accounting policy D.

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

Financial liabilities owed by the Company as at the balance sheet date are largely in respect of borrowings (details of which are provided in note E and the Group consolidated financial statements, note 45) and loans owed to subsidiaries. Loans owed to subsidiaries were within agreed credit terms as at the balance sheet date.

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

Currency risk

The Company’s direct subsidiaries are exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 53.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in Euros and US dollars. However, most of these borrowings have been on-lent to a subsidiary which holds investments in these currencies, generating the net investment hedge described in the Group consolidated financial statements, note 54(a)(iii).

H – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2012 £m	2011 £m	2010 £m
Within 1 year	1,240	–	691
1 to 5 years	446	1,749	1,769
Over 5 years	608	626	642
Total	2,294	2,375	3,102

Loans owed to subsidiaries

	2012			Restated 2011			Restated 2010
Maturity analysis of contractual undiscounted cash flows	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	794	336	1,130	502	365	867	514	424	938
1 to 5 years	11,333	506	11,839	11,564	810	12,374	12,325	362	12,687
Over 5 years	1,820	83	1,903	1,742	128	1,870	1,742	180	1,922
Total	13,947	925	14,872	13,808	1,303	15,111	14,581	966	15,547

Other related party balances comprise dividends and interest receivable and payable, as well as inter-company balances for fees and other transactions in the normal course of business.

Dividends, loans, interest

Services provided to related parties

		2012		2011		2010
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Subsidiaries	1,692	5,313	1,211	4,655	1,260	5,436

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 48(g).

Services provided by related parties

		2012		Restated 2011		Restated 2010
	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m
Subsidiaries	402	17,516	460	17,174	458	17,765

The related parties’ payables are not secured and no guarantees were received in respect thereof. The payables will be settled in accordance with normal credit terms.

The directors and key management of the Company are considered to be the same as for the Group. Information on both the Company and Group key management compensation can be found in note 56.

I – Equity compensation plans

All transactions in the Group’s equity compensation plans involve options and awards for ordinary shares of the Company. Full disclosure of these plans is given in the Group consolidated financial statements, note 27. The cost of such options and awards is borne by all participating businesses and, where relevant, the Company bears an appropriate charge. As the majority of the charge to the Company relates to directors’ options and awards, for which full disclosure is made in the Directors’ Remuneration Report, no further disclosure is given here on the grounds of materiality.

J – Subsequent event

On 21 January 2013 the Company provided a guarantee to its subsidiary, Aviva Group Holdings Limited, on a short term external borrowing of £200 million which will be repaid from disposal proceeds.

Additional disclosures for SEC

In this section
Exchange rate information	239
Record holders	239
Listing and markets	239
Major shareholders	239
Significant changes	239
General insurance and health claims reserves	240
IFRS critical accounting policies	244
Articles of Association	248
Exchange controls and other limitations affecting security holders	252
Taxation	253
Dividends and paying agents	255
Where you can find more information	255
Description of securities other than equity securities	255
Purchase of equity securities by Aviva plc and affiliated purchasers	256
Statement of differences from NYSE corporate governance practices	256
Legal proceedings	256
Employees	256
Controls and procedures	256

Additional disclosures for SEC

Exchange rate information

The following table sets forth the average exchange rate as quoted by Bloomberg for pounds sterling expessed in US dollars per pound sterling for each of the five most recent fiscal years. The average exchange rate is calculated by using the average of the exchange rates on the last day of each month during the period. We have not used these rates to prepare our consolidated financial statements.

Year ended 31 December
2008	1.8519
2009	1.5662
2010	1.5458
2011	1.6043
2012	1.6255

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2012	1.6271	1.5883
October 2012	1.6195	1.5938
November 2012	1.6143	1.5843
December 2012	1.6272	1.6018
January 2013	1.6286	1.5704
February 2013	1.5839	1.5107

On 20 March 2013, the average exchange rate as quoted by Bloomberg was £1.00 = $1.5108.

Record holders

On 20 March 2013, 492,934 of the Company’s ordinary shares, representing 0.02 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,544 ordinary shareholders of record in the United States. In addition, 19,608,472 ordinary shares, representing 0.67 per cent of the issued and outstanding ordinary shares of such date, were held by 24 registered American Depositary Receipt holders.

Listing and markets

The principal trading market for the Company’s ordinary shares and preference shares is the London Stock Exchange. The Company’s American Depositary Shares (ADSs) are listed on the NYSE, each representing the right to receive two ordinary shares under the symbol “AV” deposited pursuant to the deposit agreement with Citibank N.A. and the registered holders from time to time of the ADSs. For a detailed description of the rights and obligations attached to Aviva plc ADSs, see “Description of securities other than equity securities”.

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for the Company’s ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2008	670.0	245.3	n/a	n/a
2009	467.5	163.3	14.80	11.94
2010	423.5	294.2	13.95	8.74
2011	477.9	275.3	15.80	8.60
2012	384.0	255.3	12.63	7.86

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2010	High	422.0	389.5	423.5	423.1	13.95	12.18	13.38	13.77
	Low	344.5	294.2	305.8	354.6	11.02	8.74	9.45	11.23
2011	High	477.9	452.7	446.3	375.5	15.8	15.2	14.6	12.1
	Low	393.0	414.7	276.1	275.3	12.4	13.6	8.6	8.6
2012	High	382.6	333.1	363.1	384.0	11.95	10.73	11.85	12.63
	Low	299.0	255.3	268.3	320.0	9.23	7.86	8.39	10.33

Ordinary shares (pence)	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013
High	363.1	345.0	350.6	384.0	388.4	369.2
Low	318.7	322.4	320.0	350.8	366.2	348.7

Aviva ADS (US dollars)	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013
High	11.85	11.28	11.40	12.63	12.63	11.65
Low	10.41	10.41	10.33	11.36	11.66	10.62

Major shareholders

The Financial Services Authority Disclosure and Transparency Rules (DTRs) provide that a person or corporate entity that acquires an interest of 3% or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%.

We have set out in the tables below the holdings of each major shareholder as notified to the Company under the DTRs or filed with the SEC as at the latest practicable date for the last three financial years. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

As at 20 March 2013	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	196,288,968	6.80%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
Legal & General Group plc	110,128,385	3.98%
AXA S.A. and its Group companies	106,788,176	3.86%

As at 7 March 2012	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	196,144,458	7.0%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
Legal & General Group plc	110,128,385	3.98%
AXA S.A. and its Group companies	106,788,176	3.86%

As at 2 March 2011	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	192,678,120	6.80%
BlackRock, Inc and its subsidiaries	149,521,223	5.09%
Legal & General Group plc	110,128,385	3.98%
AXA S.A. and its Group companies	106,788,176	3.86%

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2012	2011	2012	2011
Reinsured London Market business	2.0%	2.20%	11 years	13 years
Latent claims	0.33% to 3.35%	0.75% to 3.25%	6 to 15 years	7 to 16 years
Structured settlements	2.60%	2.70%	33 years	31 years

The gross outstanding claims provision before discounting was £11,004 million (2011: £11,420 million) and after discounting was £10,554 million (2011: £10,745 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the swap rate in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration between 6 and 15 years depending on the geographical region.

During 2012, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2012 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country. The adequacy of loss reserves is assessed and reported locally and is aggregated and reported to the Chief Financial Officer on a quarterly basis.

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

At 31 December 2012, the total reinsurance asset recoverable in respect of life, general and health insurance was £6,684 million, representing 3.0% of the total gross technical provisions of £223,585 million. In respect of premium income written during 2012, £1,778 million was ceded to reinsurers, representing 6.7% of the total gross written premium of £26,540 million. In respect of premium income written during 2012 for continuing operations, £1,571 million was ceded to reinsurers, representing 6.9% of total gross written premiums of £22,744 million.

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

Our largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2012 the amount ceded to Swiss Reinsurance Company Ltd was £1,717 million out of the total reinsurance asset recoverable of £6,684 million. Through the reinsurance of our London Market business, we also have significant exposure to the Berkshire Hathaway Group and its subsidiaries. At 31 December 2012 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £729 million out of the total reinsurance asset recoverable of £6,684 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk can be found within “Financial statements IFRS – Note 53 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2003 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2012. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. The year-end balances in the tables should not be added as they include amounts in respect of both the current and prior years.

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

31 December	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m
Initial net reserves per statement of financial position	9,627	10,288	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300
Effect of discounting	119	196	204	223	216	447	451	501	302	293
Initial net reserves for unpaid losses and LAE	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593
Initial retroceded reserves	2,626	2,316	2,159	2,050	1,946	2,020	2,072	1,973	1,742	1,411
Initial gross reserves for unpaid losses and LAE	12,372	12,800	13,136	13,061	13,439	15,061	13,576	13,179	11,420	11,004

Paid (cumulative) as of:
One year later	3,254	3,361	3,327	3,433	4,017	4,474	3,645	4,579	3,421
Two years later	5,097	4,977	4,925	5,053	5,836	6,462	6,274	6,673
Three years later	6,290	6,116	6,111	6,275	7,190	8,535	7,939
Four years later	7,146	6,950	7,057	7,240	8,470	9,917
Five years later	7,793	7,664	7,792	8,087	9,494
Six years later	8,336	8,222	8,449	8,875
Seven years later	8,784	8,726	9,047
Eight years later	9,214	9,162
Nine years later	9,614

Reserve re-estimated as of:
One year later	12,218	12,600	12,667	12,146	13,349	14,653	13,380	13,110	11,368
Two years later	12,341	12,290	11,992	12,114	13,149	14,505	13,213	13,156
Three years later	12,216	11,736	12,007	12,006	13,086	14,343	13,314
Four years later	11,855	11,882	12,013	11,956	12,974	14,509
Five years later	12,171	11,961	11,952	11,893	13,178
Six years later	12,255	11,891	11,867	12,069
Seven years later	12,236	11,818	12,046
Eight years later	12,183	11,989
Nine years later	12,360

Cumulative redundancy/(deficiency)	12	811	1,090	992	261	552	262	23	52
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

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

31 December	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m
Initial net reserves per statement of financial position	9,627	10,288	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300
Effect of discounting	119	196	204	223	216	447	451	501	302	293
Initial net reserves for unpaid losses and LAE	9,746	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593

Paid (cumulative) as of:
One year later	2,968	3,050	3,030	3,221	3,783	4,267	3,386	4,232	2,811
Two years later	4,558	4,414	4,452	4,674	5,485	6,041	5,773	5,779
Three years later	5,585	5,402	5,476	5,795	6,647	7,900	6,908
Four years later	6,299	6,084	6,317	6,595	7,771	8,751
Five years later	6,801	6,691	6,888	7,315	8,306
Six years later	7,242	7,097	7,427	7,643
Seven years later	7,544	7,496	7,665
Eight years later	7,874	7,673
Nine years later	8,018

Reserve re-estimated as of:
One year later	9,779	10,216	10,368	10,115	11,334	12,480	11,264	11,112	9,465
Two years later	9,836	9,765	9,728	10,055	10,959	12,269	11,076	10,999
Three years later	9,569	9,256	9,733	9,786	10,848	12,104	11,033
Four years later	9,262	9,400	9,572	9,678	10,744	12,118
Five years later	9,577	9,304	9,483	9,628	10,804
Six years later	9,492	9,245	9,420	9,679
Seven years later	9,498	9,230	9,525
Eight years later	9,497	9,357
Nine years later	9,634

Cumulative redundancy/(deficiency)	112	1,127	1,452	1,332	689	923	471	207	213
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided under “Financial statements IFRS – Note 36 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2003. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2012 were £1,003 million (2011: £929 million). The movement in the year reflects strengthening of provisions by £8 million in the UK (2011: exceptional strengthening of £35 million), other increases in undiscounted provisions of £51 million (2011: £23 million), reclassification of commercial liability provisions of £55 million, claim payments, reinsurance recoveries and foreign exchange rate movements.

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

During 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2003 to 2011 shown above.

Following the partial disposal on 6 May 2011, Delta Lloyd was not consolidated in the loss reserve development tables shown above for financial years 2011 onwards. At 31 December 2012 the Group’s share of Delta Lloyd’s loss reserves made up less than 5% of total Group loss reserves.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves as at 31 December 2010 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

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

A large proportion of our gross A&E liabilities relate to the London Market business we wrote and are therefore covered by our reinsurance with National Indemnity. As of 31 December 2000, management of these claims transferred to Berkshire Hathaway. Our net A&E reserves mainly relate to asbestos production and handling in various jurisdictions, including the United Kingdom, Canada, Ireland and Australia.

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2012 £m	2011 £m	2010 £m
Initial net reserves per statement of financial position	684	631	551
Effect of discounting	319	298	388
Initial net reserves for unpaid losses and LAE	1,003	929	939
Initial retroceded reserves	531	596	674
Initial gross reserves for unpaid losses and LAE	1,534	1,525	1,613

Paid (cumulative) as of:
One year later		29	98
Two years later			127

Reserve re-estimated as of:
One year later		1,565	1,623
Two years later			1,663

Cumulative redundancy/(deficiency)		(40)	(50)
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

The following table presents the development of our A&E reserves after reinsurance measured on an IFRS basis.

31 December	2012 £m	2011 £m	2010 £m
Initial net reserves per statement of financial position	684	631	551
Effect of discounting	319	298	388
Initial net reserves for unpaid losses and LAE	1,003	929	939

Paid (cumulative) as of:
One year later		40	69
Two years later			109

Reserve re-estimated as of:
One year later		1,043	999
Two years later			1,114

Cumulative redundancy/(deficiency)		(114)	(175)
1.	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

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

Critical accounting policies

The major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement assumption	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk passed	K
Financial investments	Classification of investments	S

Use of estimates

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly. The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy. These policies and notes can be found in the Financial Statements IFRS section.

Item	Accounting policy	IFRS Note
Insurance and participating investment contract liabilities	F & K	36, 37 & 41
Goodwill, AVIF and intangible assets	N	13 & 14
Fair values of financial investments	S	19
Impairment of financial investments	S	19, 22 & 53
Fair value of derivative financial instruments	T	54
Deferred acquisition costs and other assets	W	24
Provisions and contingent liabilities	Z	43 & 48
Pension obligations	AA	44
Deferred income taxes	AB	10
Operations held for sale	B	3

Additional information on Investments

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

Fixed maturity securities – Valuation techniques

The table below provides an analysis at 31 December 2012 of debt securities by pricing source.

	Fair value hierarchy
2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	107,953	37,696	9,974	155,623
Internal models	–	5,892	108	6,000
	107,953	43,588	10,082	161,623

We use a variety of valuation techniques to fair value debt securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. 94% of Level 2 fixed maturity securities are held by our businesses in North America, Spain, the UK and Italy, of which North America represents 76%. Variations in the proportion of securities classified as Levels 1, 2 and 3 between different countries reflect different levels of liquidity in the markets in which these securities are traded and the different valuation sources used.

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

Prices sourced from third parties for certain US corporate securities are based on a consensus valuation by polling banks and trading desks of market makers in these instruments. The collection of quotes is adjusted to remove outliers and stale data. Such securities are classified as Level 3, as these inputs represent prices at which banks are holding these securities in their trading portfolios.

Structured bond-type products held by our business in France amounting to £8.6 billion for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2012, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.

The other principal Level 3 debt securities are notes issued by loan partnerships held by our UK Life business amounting to £1.0 billion for which there is no active market. These are valued using counterparty quotes which are corroborated against index information obtained for similar asset classes, taking into further consideration the quality of the underlying loan portfolio, leverage structure, credit rating, illiquidity margins, market spreads and duration.

Internal valuation models

In our Spanish business, we use internal models to value illiquid corporate bonds as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Models use discounted cash flows incorporating the interest rate swap curve for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is determined using market quotes of other bonds of the same issuer factored by the liquidity of asset or market. Similarly in our UK Life business, we use internal models for private placement notes, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. At 31 December 2012, bonds valued on this basis amounted to £3.5 billion in our Spanish business and £2.3 billion in our UK Life business.

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

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2012 of equity securities by pricing source.

	Fair value hierarchy
2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	33,074	230	465	33,769
Internal models	–	–	8	8
	33,074	230	473	33,777

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

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2012 of other investments by pricing source.

	Fair value hierarchy
2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	21,704	5,327	2,853	29,884
Internal models	–	183	26	209
	21,704	5,510	2,879	30,093

Valuations obtained from third party sources, disclosed above, are unadjusted, except for third party valuations of private equity funds as noted below.

Other investments classified as Level 2 principally relate to unit trusts and other investment vehicles amounting to £3.7 billion, and derivatives amounting to £1.2 billion.

Other investments classified as Level 3 are principally private equity funds and hedge funds each amounting to £1.3 billion. 66% of the Group’s holdings in these funds are held by our UK Life business, with the remainder primarily held by our businesses in France and the US.

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

Of the internally modelled valuations for other investments disclosed above, all included in Level 2 relate to investments by our UK Life business in investment funds which are valued on a “look through basis” to the underlying investments in the fund. The underlying investments are valued using quoted market prices and other observable market inputs which support the classification. A similar valuation approach is adopted by third parties where we have utilised them as a source of valuations.

The internal model inputs are based on observable market date, except for a small number of deposits placed with credit institutions to back structured products, with a fair value of £26 million at 31 December 2012, which are classified as Level 3 since the interest rates used in the model are based on locked in rates offered on the structured product rather than observable market inputs.

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

Duration and amount of unrealised losses on available-for-sale securities

	0 - 6 months		7 - 12 months		more than 12 months		Total
2012	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	2,006	(14)	53	(3)	534	(11)	2,593	(28)
Equity securities	–	–	–	–	2	–	2	–
Other investments	8	–	8	–	20	(3)	36	(3)
	2,014	(14)	61	(3)	556	(14)	2,631	(31)
20%-50% loss position:
Debt securities	–	–	–	–	70	(34)	70	(34)
Equity securities	–	–	–	–	–	–	–	–
Other investments	–	–	2	(1)	2	(1)	4	(2)
	–	–	2	(1)	72	(35)	74	(36)
Greater than 50% loss position:
Debt securities	–	–	–	–	7	(12)	7	(12)
Equity securities	–	–	–	–	–	–	–	–
Other investments	–	–	–	–	–	–	–	–
	–	–	–	–	7	(12)	7	(12)
Total
Debt securities	2,006	(14)	53	(3)	611	(57)	2,670	(74)
Equity securities	–	–	–	–	2	–	2	–
Other investments	8	–	10	(1)	22	(4)	40	(5)
	2,014	(14)	63	(4)	635	(61)	2,712	(79)
Assets of operations classified as held for sale	2,014	(14)	63	(4)	231	(58)	2,308	(76)
Total (excluding assets held for sale)	–	–	–	–	404	(3)	404	(3)
1	Only includes AFS classified securities that are in an unrealised loss position.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2011	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	1,781	(52)	353	(23)	540	(33)	2,674	(108)
Equity securities	–	–	–	–	2	–	2	–
Other investments	50	(2)	150	(8)	8	–	208	(10)
	1,831	(54)	503	(31)	550	(33)	2,884	(118)
20%-50% loss position:
Debt securities	14	(7)	15	(5)	168	(76)	197	(88)
Equity securities	–	–	–	–	–	–	–	–
Other investments	–	–	–	–	–	–	–	–
	14	(7)	15	(5)	168	(76)	197	(88)
Greater than 50% loss position:
Debt securities	1	(2)	1	(2)	16	(29)	18	(33)
Equity securities	–	–	–	–	–	–	–	–
Other investments	–	–	–	–	–	–	–	–
	1	(2)	1	(2)	16	(29)	18	(33)
Total
Debt securities	1,796	(61)	369	(30)	724	(138)	2,889	(229)
Equity securities	–	–	–	–	2	–	2	–
Other investments	50	(2)	150	(8)	8	–	208	(10)
	1,846	(63)	519	(38)	734	(138)	3,099	(239)
Assets of operations classified as held for sale	–	–	–	–	–	–	–	–
Total (excluding assets held for sale)	1,846	(63)	519	(38)	734	(138)	3,099	(239)
1	Only includes AFS classified securities that are in an unrealised loss position.

We have not recognised any impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.

At 31 December 2012, 98% of AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, our businesses intend to hold these securities for a sufficient period to recover their value in full and to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US, the decrease in unrealised losses experienced during 2012 reflects a decrease in the US government treasury yield curve, partially offset by widening credit spreads. Where factors specific to an issuer have resulted in an unrealised loss, we have considered whether the security is impaired and recognised an impairment charge where necessary.

Of the AFS debt security impairment expense for 2012, £12 million relates to our US business, of which £7 million relates to corporate bonds and £5 million to commercial mortgage backed securities. These securities are not yet in default but showed continued deterioration in market value from the previous impairment value.

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

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 to carry at fair value through profit or loss investment contracts of £46,299 million (2011: £43,990 million) and securitised borrowings of £1,332 million (2010: £1,306 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition, IFRS requires us to fair value derivative liabilities through profit or loss.

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

The embedded options in indexed and life annuity contracts are valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt. The change in fair value resulting from the risk adjustment in 2012 was an increase of £269 million (2011: £453 million), and is principally attributable to market perception of the instruments’ credit risk. If interest rates were to increase by 1%, the provision for embedded options would decrease by £151 million (2010: £152 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2011: £167 million).

Articles of Association

The Company adopted a new set of articles of association with effect from the conclusion of the annual general meeting held on 3 May 2012. The following is a summary of the rights of the holders of our shares and of certain significant provisions of our articles of association and relevant laws and regulations of various regulatory bodies. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our articles of association. A complete copy of our articles of association can be obtained from our website on www.aviva.com/investor-relations/corporate-governance/articles-of-association.

The deposit agreement between us, Citibank and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in “Description of securities other than equity securities” below. You should be aware that these rights are different from the rights of the holders of our ordinary shares.

Organisation and Register

Our registered company number in England is 2468686. The various entities that comprise Aviva have histories of considerable duration. Hand in Hand was established in 1696, Commercial Union was established in 1861, General Accident was founded in 1885 and Norwich Union was founded in 1797. However, the Group’s current structure dates back to February 9, 1990, when Commercial Union plc was incorporated as the listed holding company for the Commercial Union Group.

Directors

The number of our directors is not less than six, nor more than twenty. We may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors. Our articles of association do not contain an age restriction applicable to directors.

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

Directors’ Interests

Section 177 of the UK Companies Act 2006 provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to us or any of our subsidiaries must declare the nature of his interest at a meeting of our Board. In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of our Board at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of our Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of our Board held after the director becomes so interested.

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

Directors’ Remuneration

A director is not required to hold any shares by way of qualification. However, under internal guidelines the Group CEO is required to build up a shareholding in the Company equivalent to 200% of annual base salary, executive directors are required to build up a shareholding in the Company equivalent to 150% of annual base salary and other Group Executive members are required to build up a shareholding in the Company equivalent to 50% of annual base salary. In addition, the executive directors, including the Group CEO, are required to retain 50% of the net shares released from deferred annual bonuses and Long Term Incentive Plan awards until the shareholding requirements have been met. There is no target date for meeting the share ownership requirements.

The non-executive directors as a body are remunerated for their services in an amount not exceeding £2,000,000 per annum in aggregate, to be determined by our Board, or at such other rate that the Company, in general meeting, may determine by ordinary resolution. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day. A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by such director in or about the performance of his or her duties as director, including any expenses incurred in attending meetings of our Board or of Committees of our Board or general meetings, whether incurred in the UK or in any overseas country.

The remuneration of the Chairman and executive directors is recommended to the Board by the Remuneration Committee. The remuneration of the non-executive directors is determined by the Board. For further details see “Governance – Directors’ Remuneration Report”.

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

Two directors may and, upon request of two directors, the secretary shall summon a Board meeting at any time, by notice given to all of the directors. Notice of a meeting of our Board is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication to an address given by him for that purpose or sent in writing to him at his last-known address or another address given by him for that purpose. A director absent from the United Kingdom is not entitled to receive notice of any meeting of our Board unless they have requested that notices of Board meetings be sent to an address they supply.

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

Debt Limitations

Our articles of association grant our Board authority to exercise our power to borrow money and to mortgage or charge our undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of ours or of any third party. The aggregate amount of debt borrowed or secured by us or any of our subsidiaries (to the extent our Board can procure through voting and other powers of control and excluding borrowings between subsidiary undertakings and between the Company and its subsidiary undertakings) must not, without the prior approval of the shareholders in a general meeting, exceed twice the aggregate of our share capital and consolidated reserves, subject to certain adjustments set forth in our articles of association.

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

We generally pay any dividends on our ordinary shares twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque from our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our articles of association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “- Description of securities other than equity securities” and for our preference shares within “Financial statements IFRS – Note 29 – Preference Share Capital”.

General Meetings

We hold an annual general meeting within six months following our accounting reference date. English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Our articles of association require that we hold a general meeting annually to declare dividends, to receive and consider the statutory accounts and the reports by the auditor and the directors, to elect directors, approve the appointment and remuneration of the auditor and approve the Directors’ Remuneration Report. The quorum required for a general meeting is ten shareholders present in person or by proxy.

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

Our Board will call any annual general meeting by at least twenty one days' notice in accordance with our articles of association. Any other general meeting will be called by at least fourteen days’ notice also in accordance with our articles of association. The notice period calculation under our articles of association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our articles of association to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by such shareholder in respect of all shares held by such shareholder, the auditor and the directors.

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

Shareholder Proposals

Under English law, shareholders may requisition a resolution to be voted on at a general meeting if:

■	the requisition is made by a holder or the holders of shares that represent not less than 5% of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates; or
■	the requisition is made by not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than £100.

The requisition must be deposited at the company’s registered office not less than one week before the general meeting to which it relates unless the general meeting is called after the requisition is deposited. At any general meeting, the appointment of two or more persons as directors of a public company (such as us) by a single resolution (and not by a separate resolution for each proposed director) may not be proposed unless a resolution approving its proposal is passed by the general meeting with no dissenting votes.

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

English law also provides that where a takeover offer is made for the shares of a company incorporated in the UK and the offeror has acquired or unconditionally contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates and, where the shares to which the offer relates are voting shares, not less than nine-tenths of the voting rights carried by those shares, the offeror may, within three months of the last day on which the offer could be accepted, by notice require shareholders who have not accepted the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may apply to the court within six weeks of the date on which the notice was given objecting to the transfer or its proposed terms. The court is unlikely, absent unfair treatment, fraud or oppression, to exercise its discretion to order that the transfer shall not take effect, but it may specify the terms of the transfer as it finds appropriate. Where an offeror has reached such nine-tenths level, a minority shareholder is also entitled to require the offeror to acquire his shares on the terms of the offer ("sell-out right") within three months of the last day on which the offer could be accepted or, if later, three months from the date on which the offeror served notice on the minority shareholder notifying him of the sell-out right.

Mergers are sometimes effected through the use of a members' voluntary liquidation of a company pursuant to the Insolvency Act 1986, which provides for the transfer of the whole or part of the assets of that company to another company in return for shares in the transferee company. To effect the transfer, a resolution must be passed by at least 75% of shareholders conferring authority on the liquidator. Any shareholder who does not vote in favour of the resolution may express his dissent by writing to the liquidator within seven days after the passing of the resolution, requiring the liquidator either to abstain from carrying the resolution into effect or to purchase the shareholder’s interest at a price to be determined by agreement or by arbitration under the Insolvency Act 1986. The liquidator may apply to the court if it disputes the shareholder’s contention and the court may make such an order on the application as it thinks just.

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

A non-US Holder generally will not be subject to information reporting or backup withholding with respect to dividends on Aviva ordinary shares or ADSs, unless payment is made through a paying agent (or office) in the United States or through certain US-related financial intermediaries. However, a Non-US Holder generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on Aviva ordinary shares or ADSs, unless such non-US Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption

Where you can find more information

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

Description of securities other than equity securities

The ordinary shares underlying our “ADSs” were registered under the Securities Exchange Act of 1934, as amended, in October 2009. The ADSs are represented by “ADRs” for trading on the NYSE under the symbol “AV”. One ADR represents two ordinary shares.

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

Depositary payment to Aviva plc

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. From 1 January 2012 to 31 December 2012, we received from the depositary bank $354,567.69 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

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

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2012.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	53,764	3.61	n/a	n/a
February	51,121	3.75	n/a	n/a
March	754,939	3.54	n/a	n/a
April	63,529	3.00	n/a	n/a
May	70,005	2.71	n/a	n/a
June	68,430	2.76	n/a	n/a
July	69,269	2.80	n/a	n/a
August	58,080	3.32	n/a	n/a
September	1,658,467	3.24	n/a	n/a
October	4,455,118	3.27	n/a	n/a
November	3,555,210	3.30	n/a	n/a
December	47,435	3.84	n/a	n/a
1.	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s executive and employee share plans.
2.	This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

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

The Company’s statement of differences is set out in the Governance section of this report on page 54.

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

Employees

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements or appropriate employee consultation arrangements, or both, in most of the countries in which we operate where required. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangement whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. We have not experienced any significant work stoppages or strikes in the past three years. We believe that relations with our employees are generally good.

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group chief executive officer and chief financial officer, the effectiveness of the disclosure controls and procedures as at
31 December 2012. Based upon Aviva’s evaluation, the Group chief executive officer and chief financial officer concluded that, as of 31 December 2012, Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Management, including Aviva’s Group chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2012 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’. Based on its assessment, management concluded that, as at 31 December 2012, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria.

The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 106.

Changes in internal control over financial reporting

There have been no significant changes in Aviva Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Aviva Group’s internal control over financial reporting.

Other information

In this section
Glossary	259
Signatures	261
Exhibits	262

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

Deferred annuities

An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

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

OEIC (Open ended investment company)

An collective investment fund structured as a limited company in which investors can buy and sell shares.

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

General terms

Adjusted operating profit

From continuing operations based on expected investment returns, stated before tax attributable to shareholders’ profits and before non-operating items including, impairment of goodwill, exceptional and other items.

Available for sale (AFS)

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)

A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)

The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance

An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

UK Corporate Governance Code

The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Deferred acquisition costs (DAC)

The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value

The amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

FSA

The UK’s Financial Services Authority – Main regulatory body appointed by the government to oversee financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for savings, insurance and investment business. From 1 April 2013, the FSA will split into two new regulatory bodies: the Prudential Regulation Authority (PRA), which will be a subsidiary of the Bank of England, and the Financial Conduct Authority (FCA).

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

Net asset value per ordinary share

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

Turnbull Guidance on Internal Control

The Turnbull Guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc

(Registrant)

Dated 22 March 2013

………………………..………………………

Mark Wilson

Group chief executive officer

Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 3 May 2012

Exhibit 2.1	Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2. 1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 2.2	The total amount of long term debt securities of Aviva plc authorised under any instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009

Exhibit 4.1.1	Addendum Aviva Capital Accumulation plan rules (22 December 2010)

Exhibit 4.1.2	Addendum Aviva Capital Accumulation plan rules (8 December 2010)

Exhibit 4.2	Aviva Executive Long Term Incentive plan 2011 rules (amended 2012)

Exhibit 4.2.1	Rules of the Aviva Investors Holdings Limited 2009 Long term incentive plan (amended 2013)

Exhibit 4.3	Aviva Executive Annual Bonus 2011 plan rules (amended 2012)

Exhibit 4.4	Aviva Executive Share Option plan rules (incorporated by reference to Exhibit 4.7 of the Aviva plc of the 2009 Annual Report filed on Form 20-F on 30 March 2010)

Exhibit 4.5	Rules of the Aviva recruitment and retention share award plan CFO

Exhibit 4.6	Conditional Share Award Terms and Conditions – Trevor Matthews

Exhibit 4.7	Rules of the Aviva recruitment and retention share award plan (amended 2012)

Exhibit 8.1	Schedule of subsidiaries of Aviva plc

Exhibit 11.1	Code of ethics (incorporated by reference to Exhibit 11.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 12.1	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Company's Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Company's Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

