Form 20-F
period 2013-12-31
AVIVA PLC
filed 2014-03-24
CIK 1140022

As filed with the Securities and Exchange Commission on March 24, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

David Rogers, Chief Accounting Officer
Aviva plc
St. Helen’s, 1 Undershaft
London EC3P 3DQ, England
+44 20 7662 8934 david.f.rogers@aviva.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 25 pence par value each Ordinary Shares 8.25% Capital Securities	New York Stock Exchange New York Stock Exchange (for listing purposes only)* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was:

Ordinary Shares, 25 pence par value each                     2,946,939,622

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	16 – 17, 86 – 87, 254
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	30 – 31, 97 – 108
Item 4.	Information on the Company
	A.	History and development of the company	2 – 3, 5, 18, 84
	B.	Business overview	2 – 15, 18 – 24, 25 – 28, 91 – 96
	C.	Organisational structure	240 – 241
	D.	Property, plants and equipment	28
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	2 – 15
	B.	Liquidity and capital resources	30 – 33, 56, 87 – 91, 230 – 231
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	2 – 17, 87, 254
	E.	Off-balance sheet arrangements	87
	F.	Tabular disclosure of contractual arrangements	29
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	38 – 44
	B.	Compensation	63 – 81, 86, 206 – 212
	C.	Board practices	45 – 49, 51 – 54, 60 – 62, 63 – 81
	D.	Employees	153, 273
	E.	Share ownership	65, 75, 78 – 80, 84, 182 – 185
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	59, 254
	B.	Related Party Transactions	86, 239, 251
	C.	Interests of Experts and Counsel	n/a
Item 8.	Financial information
	A.	Consolidated statements and other financial information	2 – 17, 86 – 87, 109 – 251
	B.	Significant changes	254
Item 9.	The Offer and Listing		254
Item 10.	Additional Information
	A.	Share capital	59, 84 – 85, 182 ,185
	B.	Articles of association	60, 264 – 269
	C.	Material contracts	5
	D.	Exchange controls	269
	E.	Taxation	269 – 271
	F.	Dividends and paying agents	271
	G.	Statements by experts	n/a
	H.	Documents on display	271
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		30 – 31, 97 – 100, 227 – 230
Item 12.	Description of Securities Other Than Equity Securities		271 – 272
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		273 – 274
Item 16A.	Audit Committee Financial Expert		52
Item 16B.	Code of Ethics		274
Item 16C.	Principal Accountant Fees and Services		54, 154 - 155
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		273
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		62, 273
Item 16H.	Mine Safety Disclosure		n/a
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		109 – 251
Item 19.	Exhibits		279

Glossary			276 – 277
Signatures			278

Main contents

In this Form 20F
Performance review	1
Governance	35
Shareholder information	83
IFRS Financial statements	109
Additional disclosures for SEC	253
Other information	275

i

Forward-looking statements

This Annual Report on Form 20-F may contain certain “forward-looking statements” with respect to certain of our plans, current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “likely”; “outlook”, “target”, “goal”, “guidance”; “trends”; “future”; “projects”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. These forward-looking statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and other factors, our actual future financial condition, performance and results may differ materially from those anticipated in our forward-looking statements and the differences could be significant.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but are not limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our most recent Annual Report on Form 20-F as filed with the SEC, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

■	the impact of ongoing difficult conditions in the global financial markets and the economy generally;
■	the impact of simplifying our operating structure and activities;
■	the impact of various local political, regulatory and economic conditions;
■	market developments and government actions regarding the sovereign debt crisis in Europe;
■	the effect of credit spread volatility on the net unrealised value of the investment portfolio;
■	the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments;
■	changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching;
■	the impact of changes in equity or property prices on our investment portfolio;
■	fluctuations in currency exchange rates;
■	the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves;
■	the amount of allowances and impairments taken on our investments;
■	the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital;
■	a cyclical downturn of the insurance industry;
■	changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
■	the impact of natural and man-made catastrophic events on our business activities and results of operations;
■	the inability of reinsurers to meet obligations or unavailability of reinsurance coverage;
■	increased competition in the UK and in other countries where we have significant operations;
■	the effect of the European Union’s “Solvency II” rules on our regulatory capital requirements;
■	the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
■	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
■	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
■	the effect of legal proceedings and regulatory investigations;
■	the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events;
■	risks associated with arrangements with third parties, including joint ventures;
■	funding risks associated with our participation in defined benefit staff pension schemes;
■	the failure to attract or retain the necessary key personnel;
■	the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers;
■	the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services;
■	changes to our brand and reputation;
■	changes in government regulations or tax laws in jurisdictions where we conduct business;
■	the inability to protect our intellectual property;
■	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
■	the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof. Except as required by our regulators, the London Stock Exchange or applicable law, we do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Annual Report. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

ii

Performance review

In this section
Financial and operating performance	2
Selected consolidated financial data	16
Information on the Company	18
Analysis of investments	25
Contractual obligations	29
Risk and capital management	30

Financial and operating performance

Financial performance overview

Overview

2013 was a year in which the financial position of the group improved, cash flow and earnings were higher and we finalised a plan to reduce the inter-company loan to a sustainable level by the end of 2015.

We have sharpened the focus of the Group, completing disposals of our US insurance business, remaining holding in Delta Lloyd, Aseval in Spain and Malaysian business. In addition, we have announced the disposal of our 39% stake in Italian insurer Eurovita.

The financial strength of the Group has improved significantly. At the end of 2013, our economic capital surplus* increased to £8.3 billion (2012: pro forma surplus of £7.1 billion including the effect of the US, Aseval, Delta Lloyd and Malaysia disposals). Our IGD surplus has reduced modestly to £3.6 billion (2012: £3.8 billion) and Group liquidity was £1.6 billion at the end of February 2014.

Cash remittances to Group relating to 2013 activity increased by 40% to £1,269 million (2012: £904 million).

As we continue to make progress resolving our balance sheet issues, our focus will shift to improving performance. In this area progress has already been made, particularly in improving expense and capital efficiency.

Profit before tax

The overall result for the year was a profit before tax of £2,819 million (2012: loss before tax £2,521 million). The loss in 2012 was principally due to the writedown of Aviva USA.

For continuing operations, the profit before tax was £1,281 million (2012: £175 million). Drivers of this profit are adjusted operating profits of £2,049 million partly offset by integration and restructuring costs of £363 million, primarily reflecting continued execution of the transformation plan; adverse investment variances and economic assumption changes of £352 million; profit on disposals and remeasurement of subsidiaries and associates of £115 million and other goodwill and intangible impairments and amortisation of £168 million.

For discontinued operations the profit before tax was £1,538 million (2012: £2,696 million loss), which includes an £808 million profit on the disposal of our US Life business (including recycling of reserves of £0.6 billion on completion).

Financial strength

Our FY2013 economic capital surplus is £8.3 billion with a coverage ratio of 182% (2012: pro forma surplus of £7.1 billion). This includes the impact of moving the pension scheme calibration to a fully funded basis, which reduced the surplus by approximately £0.7 billion. We have increased the economic capital surplus during the year by a combination of product mix changes, capital allocation, asset optimisation, hedging, expense reductions and completion of disposals. Economic capital is our preferred measure of capitalisation, especially in anticipation of a transition to Solvency II. Our IGD surplus has reduced modestly to £3.6 billion (2012: £3.8 billion), with positive capital generation more than offset by the reduction in value of in force as a result of legislation changes to Polish pensions.

In 2013 we were included on the list of nine Global Systemically Important Insurers and will work closely with the regulators to understand the implications of this.

At the end of February 2014, Group centre liquidity was £1.6 billion following the receipts from the disposals of Aviva USA, Delta Lloyd and Aseval amongst others.

Cash flow

Cash remittances relating to 2013 activity were £1,269 million, a 40% increase over the 2012 comparative with both business units in the UK reporting large increases. In UK Life this was due to improved pricing, capital allocation and cost reductions, while in UK GI the improvement was primarily due to the restructure of an inter-company loan. It was also encouraging to see dividends resume from Italy and Ireland and increased dividends from France and Poland.

The £1.3 billion of remittances are used to fund the dividend, internal and external interest payments along with central costs resulting in a neutral centre operating cash flow in 2013, improving from a deficit in 2012.

The table below shows liquid resources provided to Group Centre from operating companies, subsidiaries, associates and joint ventures in relation to activity in 2013. Cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.

Amounts received in respect of 2013 activity	£m
UK & Ireland life insurance	370
France	235
Poland	85
Spain	51
Italy	12
Other Europe	5
Canada	130
Asia	20
Other operations	14
922
UK & Ireland general insurance[1]	347
Total	1,269

1 Includes amounts received in respect of 2013 activity

Inter-company loan

As part of the structural reorganisation of the group we moved a number of businesses from the UK GI legal entity (Aviva Insurance Limited (“AIL”)) to be owned by Aviva Group Holdings (“AGH”). These businesses were paid for by way of an inter-company loan by AIL to AGH of £5.8 billion. Since then, we have reduced the loan balance by £1.7 billion to £4.1 billion at the end of February 2014 by repaying £450 million in cash and we have also taken actions to reduce the required capital in AIL, which has allowed us to retire a further £1.25 billion of the internal loan.

We have agreed with the Prudential Regulation Authority (“PRA”) the appropriate long term level of the internal loan between AGH and AIL. That level has been set such that AIL places no reliance on the loan to meet its stressed insurance liabilities assessed on a 1:200 basis. The PRA agree with this approach. The effect of this will be to reduce the internal loan balance from its level at the end of February 2014 of £4.1 billion to approximately £2.2 billion. We will complete this reduction by the end of 2015.

We plan to achieve our £2.2 billion targeted balance through a further cash repayment of £450 million along with other actions that will bring the loan balance down by £1.45 billion. These planned actions include the funding and de-risking of our pension scheme, along with more effective use of internal reinsurance and other actions to reduce stressed liabilities. We expect the future cash repayment to be funded from our existing central cash balance and future disposal proceeds. We do not expect these actions to have a material adverse impact on group profitability.

Our overall plan to reduce the loan balance to £2.2 billion has been reviewed and agreed by the PRA.

Financial and operating performance

Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

*	The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva’s own internal assessment and capital management policies. The term ‘economic capital’ does not imply capital as required by regulators or other third parties. Economic capital surplus shows the estimated risk adjusted capital position of the Group. This metric does not relate and cannot be reconciled to IFRS.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See ‘Other information – Risk and capital management’ for more information on these and other risk factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

During the year, the Group undertook the following actions which impacted the overall results and performance:

■	During the year, the Group modified its management structure, and the Group’s operating segments were changed to align them with this revised structure. Further details of the reportable segments are given in ‘IFRS Financial statements – note 5 – Segmental information’.
■	On 2 October 2013 the Group completed the sale of its United States life and related internal asset management business (US Life) to Athene Holding. Profit on disposal was £808 million, mainly reflecting currency translation and investment valuation reserves recycled to the income statement on completion. See ‘IFRS Financial statements – note 4 – Subsidiaries’ for further details. The results of US Life are presented as discontinued operations for all periods presented.
■	The Group also completed the sale of a number of operations during the year, including operations in Russia, Malaysia and Spain (Aseval). See ‘IFRS Financial statements – note 4 – Subsidiaries’ for further details.
■	The Group continued to undertake restructuring and transformation activity to align our business operations with our strategy, including the Group’s cost savings programme. Integration and restructuring costs of £366 million (2012: £468 million) mainly include transformation costs, and Solvency II implementation costs of £79 million (2012: £117 million).
■	In addition, there was an adverse movement of £674 million relating to the Group’s staff pension schemes which has been recognised in other comprehensive income. This was principally due to the main UK staff pension scheme where the surplus has decreased over the year largely as a result of narrowing spreads between corporate bonds and gilts. See ‘IFRS Financial statements – note 46 – Pension obligations’ for further details.

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

2013 saw the global economy recovering although the eurozone lagged behind. The challenging conditions in the economies of major European markets meant that for much of the year consumer confidence remained low. Nevertheless Aviva has increased sales significantly in France and Poland and seen a smaller increase in our turnaround business in Italy.

The economies where the Group has operations that were impacted in 2013 by estimated low or negative growth include: France (0.2%)1; Spain (-1.2%)1; and Italy (-1.8%)1. Economic growth in the UK was more encouraging at 1.7%1 and the Canadian economy remains healthy with estimated growth of 1.7%1 in 2013. The picture has been brighter still in some of our growth markets with Turkey, for example, growing at 3.8%1.

Over the next 3 years the world economy is expected to grow c.4%1 annually (vs. 2.9%1 in 2008-12 and 4.2%1 in 2000-7). Emerging markets will continue to grow strongly, although lower than historically. The US is leading the developed market recovery while the eurozone is expected to continue to lag behind.

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

During 2013, the total long-term business investment return variance was £403 million positive (2012: £278 million negative).

For continuing operations, life investment variances were £49 million negative (2012: £620 million negative). Negative variances in the UK resulting from increasing the allowance for credit defaults on commercial mortgages were partly offset by narrowing spreads on government and corporate bonds in Italy and Spain.

For 2012, the adverse life investment variances of £620 million predominantly related to the UK. This was mainly due to increasing the allowance for credit defaults on UK commercial mortgages to reflect uncertainty in the macro-economic environment, and the cost of de-risking activity. Elsewhere, positive variances in Spain and France were offset by a negative variance in Italy.

The positive variance of £452 million (2012: £342 million positive) for discontinued operations relates to the US business sold in 2013, driven by the impact of favourable equity market performance on embedded derivatives.

1 International Monetary Fund

With-profits business

With-profits products are mainly written in our UK & Ireland operating segment, with small funds in France and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profits funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profits funds in the UK is split 90:10.

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

In 2013 and 2012 we made increases in the majority of final bonus rates.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2013, general insurance and health sales accounted for 43% of Group net written premiums (NWP) from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition, however, drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market whilst others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Our various general insurance markets are not always at the same stage of the underwriting cycle.

In the UK, the personal motor market has seen further rate reductions in 2013 reflecting intense competition and regulatory change. This follows a period of rate increases in previous periods in response to rising claims costs and frequencies. Challenging rating conditions also apply to other UK classes of business.

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

Natural and man-made disasters

Our general insurance business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters is somewhat reduced through our focus on personal lines business and small to medium sized commercial risks in the general insurance business. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. See ‘IFRS Financial statements – note 55 – Risk management’.

In 2013 our operations in Canada suffered from losses related to the Toronto and Alberta floods (see ‘Market performance – Canada’ below for further details) and our operations in France were impacted by hail storms.

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

Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro, Canadian dollar and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency translation recognised in the income statement was a gain of £187 million (2012: £128 million gain).

We generally do not hedge foreign currency revenues, as we retain local currency in each business to support business growth, to meet local and regulatory market requirements and to maintain sufficient assets in local currency to match local currency liabilities.

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

During 2013, sterling weakened slightly against the euro and strengthened against the Canadian dollar and US dollar. This resulted in a foreign currency loss in other comprehensive income from continuing operations of £35 million (2012: £200 million loss).

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

Activity in 2013

On 8 January 2013, Aviva sold the remainder of its stake in Delta Lloyd at €12.65 per share resulting in gross cash proceeds of £353 million.

On 8 March 2013 the Group completed the disposal of its Irish long-term business subsidiary, Ark Life to Allied Irish Bank (AIB), and the acquisition of the non-controlling interest in Aviva Life Holdings Ireland Limited from AIB for total cash consideration of £117 million.

On 24 April 2013 the Group disposed of its entire holding in its Spanish long-term business subsidiary, Aseval to Bankia for cash consideration of £502 million.

In April the Group also completed the disposal of Aviva Zao, its Russian long-term business subsidiary, for consideration of £30 million, as well as completing the sale of its Malaysian joint ventures for cash consideration of £153 million.

In May 2013 the Group sold its Romania Pensions business to MetLife, Inc. for consideration of £5 million.

On 2 October 2013 the Group completed the disposal of its US life and related internal fund management business to Athene Holding Ltd receiving consideration of £1.4 billion.

In November 2013 the Group reached a conditional agreement to sell its holding in Eurovita Assicurazioni S.p.A. to JC Flowers, subject to regulatory approval. Eurovita has been classified as held for sale.

Further details can be found in the section ‘IFRS Financial statements – note 4 – Subsidiaries’.

Activity in 2012

In March Aviva’s distribution arrangement with Allied Irish Bank (AIB) for long term business ceased and plans were put in place for the bancassurance partnership with AIB to be unwound. A strategic review commenced to determine the most effective distribution channels going forward.

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

On 18 December we reached an agreement with Bankia S.A. to transfer our holding in Spanish subsidiary Aseval to Bankia for £494 million. Due to the announced sale, Aseval was classified as held for sale at the balance sheet date.

During 2012 the Group entered into negotiations to dispose of Aviva Zao, its Russian long-term business subsidiary, and the requirements for that business to be classified as held for sale were met.

In December 2012 the Group announced the disposal of its US life and related internal fund management business to Athene Holding Ltd for £1.0 billion, including the shareholder loan. As a result of this announcement the results of the business for 2012 and comparative periods were classified as a discontinued operation and it was held for sale at the balance sheet date.

Further details can be found in the section ‘IFRS Financial statements – note 4 – Subsidiaries’.

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

Long-term insurance and savings business

For most of our life insurance businesses, such as those in the UK and France, operating earnings are generated principally from our in-force books of business. Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Under IFRS, certain costs incurred in acquiring new business must be expensed, thereby typically giving rise to a loss in the period of acquisition, although the degree of this effect will depend on the pricing structure of product offerings. In certain higher growth markets, current year sales have a more significant effect on current year operating earnings.

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

The unallocated divisible surplus consists of future (as yet undetermined) policyholder benefits, associated shareholders’ profit and the orphan estate. The orphan estate serves as working capital for our with-profits funds. It affords the with-profits funds a degree of freedom to invest a substantial portion of the funds’ assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to demonstrate solvency.

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

Other long-term insurance and savings business

Non-profit business falls into two categories: investment type business, and risk cover and annuity business.

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

Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, Ireland and Canada. Proprietary insurance funds in most other countries are externally managed.

Other operations

Other operations includes our operations other than insurance and fund management, including Group Centre expenses.

Financial highlights

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on ‘non-GAAP measures’ and which we use for internal monitoring purposes. We review these in addition to GAAP measures, such as profit before and after tax.

The remainder of the financial performance section focuses on the activity of the Group’s continuing operations. Details of the performance of the United States business which has been classified as discontinued and was sold on 2 October 2013, can be found in the market performance section.

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

Sales is a non-GAAP financial measure and financial performance indicator that we report to our key decision makers in the businesses in order to help assess the value of new business from our customers and compare performance across the markets in which we operate.

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

The table below presents our consolidated sales for the three years ended 31 December 2013, 2012 and 2011 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

Continuing operations	2013 £m	2012 £m	2011 £m
Long-term insurance and savings new business sales	25,423	25,232	27,461
General insurance and health sales	8,720	8,894	9,162
Total sales	34,143	34,126	36,623
Less: Effect of capitalisation factor on regular premium long-term business	(6,310)	(5,935)	(6,079)
Share of long-term new business sales from JVs and associates	(660)	(592)	(604)
Annualisation impact of regular premium long-term business	(203)	(239)	(533)
Deposits taken on non-participating investment contracts and equity release contracts	(4,389)	(4,607)	(4,573)
Retail sales of mutual fund type products (investment sales)	(4,875)	(4,586)	(3,473)
Add: IFRS gross written premiums from existing long-term business	3,688	3,936	4,305
Less: long-term insurance and savings business premiums ceded to reinsurers	(905)	(930)	(959)
Total IFRS net written premiums	20,489	21,173	24,707
Analysed as:
Long-term insurance and savings net written premiums	11,769	12,279	15,545
General insurance and health net written premiums	8,720	8,894	9,162
	20,489	21,173	24,707

■	Effect of capitalisation factor on regular premium long-term business
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

Consolidated results of operations

The table below presents our consolidated sales from continuing operations for the three years ended 31 December 2013, 2012 and 2011.

Continuing operations	2013 £m	2012 £m	2011 £m
United Kingdom & Ireland Life	12,424	13,300	14,333
United Kingdom & Ireland General Insurance	4,200	4,490	4,842
France	5,614	4,640	5,063
Poland	555	438	552
Italy, Spain and Other	4,430	4,182	5,938
Canada	2,250	2,176	2,083
Asia	1,896	2,014	2,076
Aviva Investors	2,741	2,819	1,659
Other group activities	33	67	77
Total sales	34,143	34,126	36,623

Sales (from continuing operations)

Year ended 31 December 2013

Total sales from continuing operations were stable at £34,143 million (2012: £34,126 million) for the reasons set out in the market performance section below.

Year ended 31 December 2012

Total sales from continuing operations were 7% lower at £34,126 million (2011: £36,623 million) for the reasons set out in the market performance section below.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a non-GAAP financial performance measure we refer to as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, joint ventures and associates, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal and remeasurement of subsidiaries, joint ventures and associates, integration and restructuring costs and exceptional items.

Whilst these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of adjusted operating profit enhances the understanding and comparability of the underlying performance of our segments by highlighting net income attributable to on-going segment operations.

Adjusted operating profit for long-term insurance and savings business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale, the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

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

The table below presents our consolidated adjusted operating profit for the three years ended 31 December 2013, 2012 and 2011, as well as the reconciliation of adjusted operating profit to profit/loss before tax attributable to shareholders’ profits under IFRS.

Continuing operations	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
United Kingdom & Ireland Life	1,124	903	970
United Kingdom & Ireland GI	465	480	524
France	448	422	471
Poland	184	167	167
Italy, Spain and Other	314	365	292
Canada	246	277	256
Asia	87	53	70
Aviva Investors	(26)	42	53
Other Group activities	(793)	(783)	(774)
Adjusted operating profit before tax attributable to shareholders’ profit (excluding Delta Lloyd as an associate)	2,049	1,926	2,029
Share of Delta Lloyd’s adjusted operating profit (before tax) as an associate	—	112	157
Adjusted operating profit before tax attributable to shareholders’ profit	2,049	2,038	2,186
Integration and restructuring costs	(363)	(461)	(261)
Adjusted operating profit before tax after integration and restructuring costs	1,686	1,577	1,925
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	(49)	(620)	(897)
Short-term fluctuation in return on investments on non long-term business	(336)	7	(266)
Economic assumption changes on general insurance and health business	33	(21)	(90)
Impairment of goodwill, associates and joint ventures and other amounts expensed	(77)	(60)	(392)
Amortisation and impairment of intangibles	(91)	(128)	(116)
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	115	(164)	565
Exceptional items	—	—	(57)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(405)	(986)	(1,253)
Share of Delta Lloyd's non-operating items (before tax) as an associate	—	(523)	10
Non-operating items before tax	(405)	(1,509)	(1,243)
Share of Delta Lloyd's tax expense, as an associate	—	107	(34)
Profit before tax attributable to shareholders' profits – continuing operations	1,281	175	648
Profit/(loss) before tax attributable to shareholders' profits – discontinued operations	1,538	(2,696)	(464)
Profit/(loss) before tax attributable to shareholders’ profits	2,819	(2,521)	184
1	Following the adoption of IAS 19 ‘Employee benefits’ the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £150 million for 2012, and £97 million in 2011. For further detail of the impact of the restatement please see note 1 to the IFRS financial statements.

Adjusted operating profit before tax (from continuing operations)

Year ended 31 December 2013

Adjusted operating profit before tax increased by 1% to £2,049 million (2012: £2,038 million) for the reasons set out in the market performance section below.

Year ended 31 December 2012

Adjusted operating profit before tax decreased by £148 million or 7% to £2,038 million (2011: £2,186 million) for the reasons set out in the market performance section below.

Adjusting items (from continuing operations)

Year ended 31 December 2013

Life investment return variances and economic assumption changes were £49 million negative (2012: £620 million negative). Negative variances in the UK resulting mainly from increasing the allowance for credit defaults on commercial mortgages were partly offset by narrowing spreads on government and corporate bonds in Italy and Spain.

Short term fluctuations on non-long term business of £336 million negative (2012: £7 million positive) mainly reflect lower fixed income security market values.

Goodwill impairment charges of £48 million have been recognised as expenses. Together with impairment charges of £29 million on joint ventures and associates, the total charge for impairment of goodwill, joint ventures and associates for the year was £77 million (2012: £60 million).

Profit on disposal and remeasurement of subsidiaries, joint ventures and associates was £115 million (2012: £164 million loss). See ‘IFRS Financial Statements – note 4 – Subsidiaries’ for further details.

Integration and restructuring costs from continuing operations were £363 million (2012: £461 million) and mainly include expenses associated with the Group’s transformation programme. Compared with 2012, integration and restructuring costs reduced by 21% as the level of transformation activity in UK and Ireland’s general insurance business in 2012 was not repeated and Solvency II implementation costs reduced to £79 million (2012: £117 million).

Year ended 31 December 2012

The negative investment return variances and economic assumption changes of £620 million (2011: £897 million negative) mainly related to the UK, where the allowance for credit defaults on UK commercial mortgages increased to reflect uncertainty in the macroeconomic environment and the cost of de-risking activity. Elsewhere, positive variances in Spain and France were offset by a negative variance in Italy.

Short term fluctuations on non-long term business of £7 million positive (2011: £266 million negative) reflected favourable market movements.

The impairment of goodwill, associates and joint ventures was £60 million in 2012 (2011: £392 million). This included an impairment of £147 million in respect of the Group’s Indian associate, an impairment of £76 million in relation to goodwill on the Spanish business, an impairment of £33 million in relation to the Italian business and a small write down of £9 million in respect of the Group’s Korean joint venture. These impairments were partly offset by a reversal of the impairment recognised in 2011 in respect of our associate investment in Delta Lloyd of £205 million.

Loss on disposal of subsidiaries and associates was £164 million (2011: £565 million profit). This includes a loss of £129 million relating to the disposal of our associate stake in Delta Lloyd.

Integration and restructuring costs were £461 million (2011: £261 million). This included costs relating to restructuring and transformation activity that was taken to align our business operations with our strategy, including the Group’s Simplify programme (£165 million), £130 million in Ireland which includes expenses associated with the merging of the UK and Irish business, £24 million for restructuring in Aviva Investors, £25 million in respect of restructuring activities and £117 million relating to preparing the businesses for the implementation of Solvency II.

Continuing operations	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Income
Gross written premiums	22,035	22,744	26,255
Premiums ceded to reinsurers	(1,546)	(1,571)	(1,548)
Premiums written net of reinsurance	20,489	21,173	24,707
Net change in provision for unearned premiums	134	(16)	(236)
Net earned premiums	20,623	21,157	24,471
Fee and commission income	1,279	1,273	1,465
Net investment income	12,509	21,135	4,373
Share of profit/(loss) of joint ventures and associates	120	(255)	(123)
Profit/(loss) on the disposal and re-measurement of subsidiaries and associates	115	(164)	565
	34,646	43,146	30,751
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(22,093)	(23,601)	(24,380)
Change in insurance liabilities, net of reinsurance	2,493	(430)	(2,284)
Change in investment contract provisions	(7,050)	(4,450)	1,478
Change in unallocated divisible surplus	280	(6,316)	2,721
Fee and commission expense	(3,975)	(4,457)	(4,326)
Other expenses	(2,220)	(2,843)	(2,779)
Finance costs	(609)	(653)	(711)
	(33,174)	(42,750)	(30,281)
Profit before tax	1,472	396	470
Tax attributable to policyholders' returns	(191)	(221)	178
Profit before tax attributable to shareholders' profits	1,281	175	648
1	Following the adoption of IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £150m for 2012, and £97m in 2011. For further detail of the impact of the restatement please see note 1 to the IFRS financial statements.
Following the adoption of IFRS 10 'Consolidated financial statements' the Group has retrospectively applied the change to the 2012 comparatives in these financial statements. There is no impact on the result for 2012 as a result of this restatement. For further details of the impact of the restatement please see note 1 to the IFRS financial statements.

Income (from continuing operations)

Year ended 31 December 2013

Net written premiums for continuing operations decreased by £684 million, or 3%, to £20,489 million (2012: £21,173 million). Long-term insurance and savings decreased by £510 million, or 4%, to £11,769 million (2012: £12,279 million) with lower sales in the UK, Ireland, Spain and Asia partly offset by higher sales in France, Poland and Italy. General insurance and health premiums decreased by £174 million, or 2%, to £8,720 million (2012: £8,894 million) mainly reflecting lower sales in the UK and Ireland, partly offset by higher sales in Canada and Europe.

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

Net investment income (from continuing operations)

Year ended 31 December 2013

Net investment income from continuing operations was £12,509 million (2012: £21,135 million). Compared to the prior year, unrealised gains were lower in 2013 primarily as a result of lower fixed income security market values partly offsetting growth in equity markets.

Year ended 31 December 2012

Net investment income for the year increased by £16,762 million to £21,135 million (2011: £4,373 million) reflecting positive market performance and narrowing credit spreads on assets as market sentiment improved in the Eurozone. This led to significant increases in net unrealised gains on investments.

Other income (from continuing operations)

Year ended 31 December 2013

Other income, which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates, increased by £660 million, or 77%, to £1,514 million in 2013 (2012: £854 million). This was mainly due to profits on disposal and remeasurement of subsidiaries of £115 million (2012: £164 million loss), including profits on disposal of Aseval in Spain (£197 million) and Ark Life in Ireland (£87 million), partly offset by a £178 million remeasurement loss relating to Eurovita in Italy following its classification as held for sale. Fee and commission income was stable and the share of profits from joint ventures and associates was £120 million (2012: £255 million loss).

Year ended 31 December 2012

Other income, which consists of fee and commission income, share of loss after tax of joint ventures and associates, and (loss)/profit on disposal of subsidiaries and associates, decreased by £1,053 million, or 55%, to £854 million in 2012 (2011: £1,907 million). 2011 benefited from the profit on disposal of RAC (£532 million), whilst 2012 saw a loss on disposal of our associate stake in Delta Lloyd, lower fee and commission income and higher losses from our share of JV’s and associates.

Expenses (from continuing operations)

Year ended 31 December 2013

Claims and benefits paid net of reinsurance in 2013 decreased by £1,508 million, or 6%, to £22,093 million (2012: £23,601 million) mainly reflecting lower claims payments in our life businesses.

Change in insurance liabilities in 2013 was a credit of £2,493 million (2012: £430 million charge), resulting from changes in economic and non-economic assumptions.

The change in investment contract provisions was a charge of £7,050 million (2012: £4,450 million charge) as a result of improved investment market conditions causing an increase in contract liabilities.

The change in unallocated divisible surplus (“UDS”) was a credit of £280 million (2012: £6,316 million charge).

Fee and commission expense, other expenses and finance costs decreased by £1,149 million to £6,804 million (2012: £7,953 million) mainly as a result of the Group’s cost savings programme. See ‘IFRS Financial Statements – note 7 – Details of expenses’ for further details.

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

The change in unallocated divisible surplus (“UDS”) was a charge of £6,316 million (2011: £2,721 million credit). UDS in certain funds in Italy and Spain were negative as at 31 December 2012. The main driver of the movement was a charge in France due to an increase in fixed interest asset values from lower risk-free rates and credit spreads.

Fee and commission expense, other expenses and finance costs increased by £137 million to £7,953 million (2011: £7,816 million). See ‘IFRS Financial Statements – note 7 – Details of expenses’ for further information.

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2013

Profit before tax attributable to shareholders was £1,281 million (2012: £175 million). The increase mainly reflects lower expenses.

Year ended 31 December 2012

Profit before tax attributable to shareholders was £175 million restated (2011: £648 million). The decrease was primarily due to the increased tax charge attributable to policyholders’ returns.

Market performance

United Kingdom and Ireland

UK & Ireland life

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland long-term businesses for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Pensions	5,476	5,158	5,279
Annuities	2,327	3,211	3,832
Bonds	183	379	801
Protection	992	1,228	1,025
Equity release	401	434	317
United Kingdom	9,379	10,410	11,254
Ireland	469	632	917
Life and pensions sales	9,848	11,042	12,171
Investment sales	2,040	1,730	1,689
Long term savings sales	11,888	12,772	13,860
UK Health net written premiums	536	528	473
Sales	12,424	13,300	14,333

IFRS net written premiums	4,228	5,623	6,823
Adjusted operating profit before tax
United Kingdom	930	887	917
Ireland	22	5	47
Life business	952	892	964
General insurance and health – UK health	18	14	12
Fund management	23	11	11
Other operations	131	(14)	(17)
Total adjusted operating profit before tax	1,124	903	970
Profit before tax attributable to shareholders’ profits	717	107	134
1	Restated for the adoption of IAS19. See note 1 for further details.

Year ended 31 December 2013

On a PVNBP basis, sales in the UK long-term insurance and savings business decreased by £1,031 million, or 10%, to £9,379 million (2012: £10,410 million). Volumes in the UK reduced significantly during the year, reflecting our focus on sales of more profitable products.

Pension sales were up 6% to £5,476 million (2012: £5,158 million). Within this, sales of group pensions increased to £3,809 million (2012: £3,231 million) whilst sales of individual pensions were £1,667 million (2012: £1,803 million) with growth in our platform (self-invested personal pension) business more than offset by lower sales of other individual pensions products.

Sales of annuities were down 28% to £2,327 million (2012: £3,211 million), and protection sales were down 19% to £992 million (2012: £1,228 million), reflecting our focus on sales of more profitable products. Bond sales were down 52% to £183 million (2012: £379 million). Equity release sales were 8% lower at £401 million (2012: £434 million) due to increased competition in this market segment. Investment sales increased

18% to £2,040 million (2012: £1,730 million), with higher sales on our Wrap platform.

In Ireland, sales fell 26% to £469 million (2012: £632 million). Ark Life, which was sold in April 2013, closed to new business a year earlier in April 2012. Excluding Ark Life sales of £102 million in 2012, the fall in 2013 was mainly due to our focus on sales of more profitable products.

IFRS net written premiums were down 25% to £4,228 million (2012: £5,623 million) for the reasons set out above.

Life business adjusted operating profit before tax increased by 7% to £952 million (2012: £892 million). Within this, UK adjusted operating profit increased by 5% to £930 million (2012: £887 million), mainly reflecting cost reductions and pricing discipline. Ireland adjusted operating profit was up to £22 million (2012: £5 million) as we continue to make progress in turning the business around.

Adjusted operating profit from other operations of £131 million (2012: £14 million loss) includes a £145 million one-off gain from plan amendments to the Ireland pension scheme.

IFRS profit before tax has increased to £717 million (2012: £107 million). This includes adjusted operating profits of £1,124 million (2012: £903 million), which have increased for the reasons set out above. It also includes negative investment variances of £414 million, which arose mainly due to an increase in the allowance for credit defaults on commercial mortgages; lower integration and restructuring costs of £59 million (2012: £71 million); and an £87 million profit arising on the sale of Ark Life.

Year ended 31 December 2012

On a PVNBP basis, sales in the UK long-term insurance and savings business decreased by £844 million, or 7%, to £10,410 million (2011: £11,254 million). Protection sales were up 20% to £1,228 million (2011: £1,025 million), benefiting from a full year’s sales from the distribution deal with Santander. Sales of annuities were down 16% to £3,211 million (2011: £3,832 million) following the decision to withdraw from the large scale bulk purchase annuity market. However, sales of individual annuities were up 10% to £3,024 million despite price increases to manage capital usage. Sales of Equity Release were up 37% to £434 million (2011: £317 million) as Aviva deployed risk based pricing expertise, developed in the annuities market, to this product. Pensions sales were down 2% to £5,158 million (2011: £5,279 million). Within this, Group Personal Pensions sales were up 9% to £3,231 million (2011: £2,961 million) as benefits were seen from increased levels of activity in the run up to Retail Distribution Review (“RDR”) and Auto-Enrolment. Individual Pensions (including SIPP (self invested pension plan)) were down 4% to £1,803 million (2011: £1,876 million) as a disciplined approach to pricing was maintained. Sales of Bonds were down 53% to £379 million (2011: £801 million), impacted by changes in distribution channels in advance of RDR.

Ireland sales were down 31% to £632 million (2011: £917 million) due to the closure to new business of the joint venture with Allied Irish Bank (“AIB”) from April 2012. Non AIB business sales were £530 million (2011: £485 million), with the increase driven by sales of fixed rate deposit funds and the re-launch of protection business in the second half of 2012.

Net written premiums in our UK & Ireland long-term insurance and savings businesses decreased by £1,200 million, or 18%, to £5,623 million (2011: £6,823 million). The decrease is primarily due the reduction in BPA (bulk purchase annuities) premiums. Adjusted operating profit before tax decreased by £67 million, or 7%, to £903 million (2011: £970 million). This mainly reflects lower profits in Ireland where the Life operations result fell to £5 million from £47 million in 2011, as the closure to new business of our joint venture with AIB became effective. The UK Life business saw profits fall by £30 million or 3% to £887 million, mainly due to a lower level of one-off items in 2012 (2011 included one-off benefits of £93 million relating to the Part VII transfers of the former RBS JV entities and £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate). Profit before tax decreased by £27 million, or 20%, to £107 million for 2012 (2011: £134 million).

UK & Ireland general insurance and health

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland general insurance and health businesses for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Sales/IFRS net written premiums
United Kingdom	3,823	4,062	4,371
Ireland	377	428	471
	4,200	4,490	4,842
Adjusted operating profit before tax
United Kingdom	431	459	478
Ireland	40	29	44
General insurance and health business	471	488	522
Other operations	(6)	(8)	2
Total adjusted operating profit before tax	465	480	524
Profit before tax attributable to shareholders' profits	387	248	843

Year end 31 December 2013

UK & Ireland general insurance and health NWP decreased by 6% to £4,200 million (2012: £4,490 million). Within this, UK general insurance sales fell 6% to £3,823 million (2012: £4,062 million): personal lines NWP was down 5% to £2,276 million (2012: £2,397 million) reflecting underwriting discipline in a soft market, and commercial lines NWP was down 7% to £1,547 million (2012: £1,665 million) reflecting management actions to focus on profitability. Ireland general insurance and health NWP was £377 million (2012: £428 million).

Adjusted operating profit before tax from general insurance and health business was down 3% to £471 million (2012: £488 million). An improvement in the underwriting result to £123 million (2012: £42 million), which benefited from benign weather, favourable large loss experience and lower expenses, was more than offset by lower longer-term investment returns due mainly to the revised terms of an internal loan (the impact of this is neutral at an overall Group level).

IFRS profit before tax has increased to £387 million (2012: £248 million). This includes adjusted operating profits of £465 million (2012: £480 million), which have decreased for the reasons set out above. The increase in IFRS profit before tax is mainly due to lower integration and restructuring costs of £24 million (2012: £170 million). The impact of negative short-term fluctuations in investments was £74 million (2012: £17 million positive) and in 2013 this arose mainly due to an increase in risk free rates reducing fixed income security market values. This has been partly offset by a favourable impact from an increase in the swap rate used to discount latent claims.

Year end 31 December 2012

UK and Ireland general insurance and health NWP decreased by £352 million, or 7%, to £4,490 million (2011: £4,842 million), mainly as a result of the disposal of RAC. Excluding RAC, NWP decreased by £48 million, or 1%, to £4,062 million (2011: £4,110 million). The UK has seen growth in personal motor, corporate and speciality risks and personal speciality lines. This has been offset by management actions to reduce exposure in unprofitable business lines.

Adjusted general insurance and health operating profit in 2012 decreased by £34 million, or 7%, to £488 million (2011: £522 million). Our UK general insurance operation has seen a decrease of £19 million, or 4%, to £459 million (2011: £478 million). Excluding the RAC contribution of £75 million in 2011, this represented a like for like increase of 14% with the 2012 result benefiting from a favourable movement on prior year claims and an increase in long term investment return. 2012 was the second wettest year on record and whilst UKGI had more flood claims, weather-related claims were broadly in line with long-term average compared to the favourable experience in 2011. In Ireland, general insurance adjusted operating profit has decreased by £15 million, or 34%, to £29 million (2011: £44 million) mainly reflecting the difficult environment with intense competition and the adverse effect of the economy on premium volumes.

Profit before tax decreased by £595 million, or 71%, to £248 million (2011: £843 million). 2011 benefited from the profit on disposal of RAC of £532 million. This combined with an increase in restructuring costs accounts for the majority of the year on year decrease.

France

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in France for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Sales
Long-term insurance and savings business	4,509	3,638	4,047
General insurance and health net written premiums	1,105	1,002	1,016
Total sales	5,614	4,640	5,063
IFRS net written premiums	5,565	4,702	5,233
Adjusted operating profit before tax
Long-term insurance and savings business	385	335	323
General insurance and health	84	95	144
Other operations	(21)	(8)	4
Total adjusted operating profit before tax	448	422	471
Profit before tax attributable to shareholders' profits	457	482	267

Year ended 31 December 2013

On a PVNBP basis, long-term insurance and savings business sales in France increased by £871 million, or 24%, to £4,509 million (2012: £3,638 million), with higher sales in both savings (particularly unit-linked) and protection products. General insurance and health sales were up 10% to £1,105 million (2012: £1,002 million), benefiting from rating and other management actions. IFRS net written premiums were up 18% to £5,565 million (2012: £4,702 million) for similar reasons.

Adjusted operating profit before tax increased by 6% to £448 million (2012: £422 million). Within this, life profits increased by 15% to £385 million (2012: £335 million), mainly reflecting increased margins. General insurance and health profits decreased to £84 million (2012: £95 million) with the reduction largely due to adverse weather, partly offset by higher profits from the health business.

IFRS profit before tax decreased to £457 million (2012: £482 million). This includes the higher adjusted operating profits discussed above. The reduction in profits is due mainly to higher restructuring costs of £25 million (2012: £11 million), and lower favourable investment variances of £55 million (2012: £96 million favourable).

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

Poland

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Poland for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Sales
Long-term insurance and savings business	486	373	487
General insurance and health net written premiums	69	65	65
Total sales	555	438	552
IFRS net written premiums	475	433	468
Adjusted operating profit before tax
Long-term insurance and savings business	164	153	167
General insurance and health	9	9	(5)
Other operations	11	5	5
Total adjusted operating profit before tax	184	167	167
Profit before tax attributable to shareholders' profits	178	176	157

Year ended 31 December 2013

Life and pensions sales on a PVNBP basis were up 30% to £486 million (2012: £373 million), mainly due to increased sales of unit-linked products and pensions following changes in pensions legislation. General insurance net written premiums were £69 million (2012: £65 million). Total net written premiums increased 10% to £475 million (2012: £433 million) due mainly to higher life and pensions sales.

Adjusted operating profit has increased by 10% to £184 million (2012: £167 million). Life profits increased by 7% to £164 million (2012: £153 million) due to lower expenses and higher assets under management. General insurance profits were stable at £9 million (2012: £9 million).

Profit before tax attributable to shareholders was £178 million, an increase of 1% (2012: £176 million).

Year ended 31 December 2012

Total long-term insurance and savings in Poland were down by £114 million, or 23%, to £373 million (2011: £487 million) as a result of lower appetite for unit-linked products and regulatory changes relating to pensions.

Net written premiums were £433 million, down £35 million, or 7% (2011: £468 million) driven by lower unit-linked and pensions sales. General insurance sales were stable at £65 million (2011: £65 million).

Adjusted operating profit for long-term insurance and savings business in 2012 was £153 million (2011: £167 million), a decrease of £14 million or 8%. General insurance adjusted operating profit increased by £14 million to £9 million (2011: £5 million loss). Profit before tax attributable to shareholders’ profits was £176 million, an increase of £19 million, or 12% (2011: £157 million).

Italy, Spain and Other

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Italy, Spain and Other for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Sales
Long-term insurance and savings business
Spain	1,224	1,295	1,926
Italy	2,235	1,971	2,993
Other	544	470	511
Total long-term insurance and savings business	4,003	3,736	5,430
General insurance and health
Italy & Other	427	446	508
Total sales	4,430	4,182	5,938
IFRS net written premiums	3,193	3,036	4,592
Adjusted operating profit before tax
Long-term insurance and savings business
Spain	150	215	216
Italy	142	159	140
Other	10	7	4
	302	381	360

General insurance and health – Italy & other	19	(6)	(47)
Other operations	(7)	(10)	(21)
Total adjusted operating profit before tax	314	365	292
Profit/(loss) before tax attributable to shareholders’ profits	509	273	(95)

Year ended 31 December 2013

Total long-term insurance and savings sales increased by £267 million, or 7%, to £4,003 million (2012: £3,736 million).

In Italy, life sales increased by £264 million, or 13%, to £2,235 million (2012: £1,971 million) driven by higher sales of unit-linked and with-profits products.

In Spain, life sales decreased by £71 million, or 5%, to £1,224 million (2012: £1,295 million) mainly reflecting the disposal of Aseval in April 2013.

Other life sales, which mainly includes sales in our Turkey Life joint venture, increased £74 million, or 16%, to £544 million (2012: £470 million).

General insurance sales decreased by £19 million, or 4%, to £427 million (2012: £446 million) driven by lower sales in Turkey. Premiums in Italy were stable.

Net written premiums for the segment increased £157 million, or 5%, to £3,193 million (2012: £3,036 million) for the reasons described above.

Total adjusted operating profit decreased £51 million, or 14%, to £314 million (2012: £365 million). This was mainly due to lower life profits in Spain (mainly reflecting the Aseval disposal) and Italy, partly offset by higher general insurance profits.

Profit before tax attributable to shareholders’ profits was £509 million (2012: £273 million). This includes adjusted operating profits, positive life investment variances of £267 million (2012: £nil) arising from narrowing spreads on government and corporate bonds and a goodwill impairment charge of £48 million (2012: £108 million charge).

Year ended 31 December 2012

Total long-term insurance and savings fell by £1,694 million, 31% to £3,736 million (2011: £5,430 million).

In Italy, lower savings and protection sales reflected the challenging conditions and decreased by £1,022 million, or 34%, to £1,971 million (2011: £2,993 million).

In Spain, life sales decreased by £631 million, or 33%, to £1,295 million (2011: £1,926 million) reflecting the continued tough economic conditions.

Our general insurance and health sales decreased by £62 million, or 12%, to £446 million (2011: £508 million). The decrease was driven by Italy where credit protection sales fell reflecting low levels of loan activity by partner banks and motor sales were also lower.

Net written premiums for the segment decreased £1,556 million, or 34%, to £3,036 million (2011: £4,592 million) due to lower sales as described above.

Total adjusted operating profit increased £73 million, or 25%, to £365 million (2011: £292 million).

General insurance and health adjusted operating loss improved by £41 million to £6 million loss (2011: £47 million loss) driven mainly by the Italian business which saw its combined operating ratio fall below 100%.

The profit before tax attributable to shareholders’ profits was £273 million (2011: £95 million loss). In 2012, adjusted operating profits were higher as described above, and there were also favourable investment variances of £43 million (2011: £345 million negative variances).

Canada

The table below presents sales, net written premiums, adjusted operating profit and IFRS profit before tax attributable to shareholders for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Sales/IFRS net written premiums	2,250	2,176	2,083

Adjusted operating profit before tax
General insurance	246	277	256
Other operations	—	—	—
Total adjusted operating profit before tax	246	277	256
Profit before tax attributable to shareholders' profits	104	245	299
1	Restated for the adoption of IAS19. See note 1 for further details.

Year ended 31 December 2013

General insurance net written premiums increased by 3% to £2,250 million (2012: £2,176 million) driven by rating increases in personal and commercial property and growth in new business volumes across most lines.

Adjusted operating profit was £246 million (2012: £277 million), an 11% reduction compared to the prior year. The reduction was driven by a negative £62 million impact from the severe flooding in Alberta and Toronto during the year (there was also a further adverse impact of £67 million from these floods in the results of our internal reinsurance business – see “other group activities” below), partly offset by lower expenses and favourable prior year reserve development. Long-term investment return was down £11 million to £135 million reflecting lower reinvestment yields.

Profit before tax attributable to shareholders was £104 million (2012: £245 million), reflecting the lower adjusted operating profits and negative short-term investment variances of £122 million (2012: £10 million negative).

Year ended 31 December 2012

General insurance sales in Canada increased by £93 million, or 4%, to £2,176 million (2011: £2,083 million), due to a combination of improved retention levels and rate increases across both personal and commercial lines.

Adjusted operating profit improved by £21 million, or 8%, to £277 million (2011: £256 million) mainly due to favourable underwriting results partially offset by lower long-term investment returns.

Profit before tax attributable to shareholders’ profits decreased by £54 million, or 18%, to £245 million (2011: £299 million restated).

Asia

The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Sales
Long-term insurance and savings business
Singapore	818	688	538
Other Asia	826	1,077	1,244
Total long-term savings sales	1,644	1,765	1,782
General insurance and health
Singapore	81	88	76
Other Asia	19	32	32
Total general insurance and health sales	100	120	108
Investment sales	152	129	186
Total sales	1,896	2,014	2,076
IFRS net written premiums	532	636	583
Adjusted operating profit before tax
Long-term insurance and savings business
Singapore	83	64	52
Other Asia	13	5	56
General insurance and health
Singapore	(3)	(4)	(5)
Other Asia	4	(1)	(4)
Other operations	(10)	(11)	(29)
Total adjusted operating profit before tax	87	53	70
Profit before tax attributable to shareholders' profits	98	62	33

Year ended 31 December 2013

Long term insurance and savings sales in Asia decreased by 7% to £1,644 million (2012: £1,765 million). Excluding Malaysia and Sri Lanka, which were sold in April 2013 and December 2012 respectively, sales were 3% lower at £1,628 million (2012: £1,673 million) with higher sales in Singapore more than offset by lower sales in other Asian markets due to changes in business mix. General insurance and health net written premiums were £100 million (2012: £120 million), down 17%, with the decrease reflecting the withdrawal of some unprofitable health products in Singapore and the disposal of our Sri Lankan business in 2012. Total net written premiums were £532 million (2012: £636 million), down £104 million or 16%, for the same reasons.

Adjusted operating profits increased by 64% to £87 million (2012: £53 million), mainly due to higher life profits of £96 million (2012: £69 million) driven by higher earnings on the in-force portfolio and favourable experience in China.

Profit before tax attributable to shareholders was £98 million (2012: £62 million).

Year ended 31 December 2012

Long-term insurance and savings sales in Asia decreased by £17 million, or 1%, to £1,765 million (2011: £1,782 million) with higher sales in Singapore more than offset by lower sales in other markets.

Net written premiums in the general insurance and health business rose to £120 million (2011: £108 million) due to growth in Singapore.

Adjusted operating profit decreased by £17 million, or 24%, to £53 million (2011: £70 million). The change mainly reflects the non-recurrence of a Hong Kong reserving change which benefited the results by £25 million in 2011. Profit before tax attributable to shareholders increased by £29 million, or 88%, to £62 million (2011: £33 million), reflecting a £12 million profit in 2012 on the disposal of our Sri Lankan business, and negative life investment variances and impairment charges of £35 million in 2011.

Aviva Investors

The table below presents the investment sales, adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and assets under management of Aviva Investors for the three years ended 31 December 2013, 2012 and 2011. As set out in ‘IFRS Financial Statements – note 4 – Subsidiaries’, the internal asset management operations of Aviva Investors North America were sold with the US life business and have been classified within discontinued operations.

	2013 £m	2012 £m	2011 £m
Sales[1]	2,741	2,819	1,659
Adjusted operating profit before tax
Fund management	68	39	50
Long-term insurance and savings business – Pooled Pensions[1]	2	3	3
Other operations – client compensation costs	(96)	—	—
Total adjusted operating (loss)/profit before tax	(26)	42	53
(Loss)/profit before tax attributable to shareholders’ profits	(89)	2	36
Assets under management (continuing operations)	240,507	236,336	225,396
1	Includes the Aviva Investors Pooled Pension business.

Year ended 31 December 2013

Fund management adjusted operating profits were £68 million (2012: £39 million) driven by higher revenues, reflecting positive market movements and performance fees, and lower costs. Assets under management were up £4.2 billion to £240.5 billion, driven by capital appreciation which more than offset negative net flows. Loss before tax was £89 million (2012: £2 million profit), mainly due to the reasons set out below.

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. This occurred between 2006 – 2012. These breaches of our dealing policy involved late allocation of trades which favoured external hedge funds to the detriment of certain Aviva UK Life funds. The relevant regulatory authorities were notified at an early stage and have been kept fully apprised of the issue. A thorough review of internal control processes relating to the dealing policy has been carried out by management and reviewed by PwC. Measures to improve controls have been implemented.

There is a total adverse impact on Group adjusted operating profit from this activity of £132 million. This reflects the compensation of £126 million expected to be claimed in respect of these breaches and other associated costs of £6 million. Of this total, £96 million reflects compensation expected to be claimed from, and other associated costs within, Aviva Investors. Compensation of £36 million relating to this matter is expected to be claimed from a group holding company. These amounts are shown in adjusted operating profit in ‘Other operations’.

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

Assets under management increased by £11 billion, or 5%, to £236 billion (2011: £225 billion). This was due to capital appreciation more than offsetting negative net flows.

Other Group activities (from continuing operations)

The table below presents net written premiums, adjusted operating losses and loss before tax attributable to shareholders’ profits from other group activities for the three years ended 31 December 2013, 2012 and 2011.

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
IFRS net written premiums	46	77	84

Adjusted operating loss before tax
General insurance	(51)	22	64
Corporate centre	(150)	(136)	(138)
Group debt costs and other interest	(502)	(537)	(568)
Delta Lloyd Associate (see below)	—	112	157
Other Group operations	(90)	(132)	(132)
Total adjusted operating loss before tax	(793)	(671)	(617)
Loss before tax attributable to shareholder's profits	(1,080)	(1,420)	(1,026)
1	Restated for the adoption of IAS19. See note 1 for further details.

Year ended 31 December 2013

Net written premiums from our reinsurance business were £46 million (2012: £77 million).

Adjusted operating loss from general insurance was £51 million (2012: £22 million profit). The decrease was mainly due to a £67 million impact from the floods in Canada in our reinsurance business.

Corporate centre costs were £150 million (2012: £136 million). Group debt costs and other interest decreased to £502 million (2012: £537 million), mainly due to lower internal debt costs following the revision of terms to an internal loan (the impact of this is neutral at an overall Group level).

Losses from other operations were £90 million (2012: £132 million), which includes £36 million of compensation expected to be claimed from a group holding company (see Aviva Investors above).

Loss before tax attributable to shareholders’ profits was £1,080 million (2012: £1,420 million). The improvement in 2013 was mainly due to the disposal of the Delta Lloyd Associate.

Year ended 31 December 2012

Net written premiums from our reinsurance business were £77 million (2012: £84 million).

Adjusted operating profit from general insurance was £22 million (2011: £64 million). Corporate centre costs were stable at £136 million (2011: £138 million). Group debt costs and other interest decreased to £537 million (2011: £568 million). Losses from other operations were stable at £132 million (2011: £132 million loss).

Loss before tax attributable to shareholders’ profits was £1,420 million (2011: £1,026 million). The higher loss in 2012 was mainly due to the Delta Lloyd Associate.

Delta Lloyd Associate

For the period from 6 May 2011 to 5 July 2012, the Group had an associate interest in Delta Lloyd. In July 2012, following a sell-down, the Group’s holding fell to 19.8% of Delta Lloyd’s ordinary share capital representing 18.6% of shareholder voting rights and for the remainder of 2012 it was treated as a financial investment. In January 2013, the Group sold the remainder of its holding in Delta Lloyd.

The Group’s share of the loss of its associate interest in Delta Lloyd in 2012 was £304 million (2011: £133 million profit). This comprised adjusted operating profit of £112 million (2011: £157 million), £523 million of negative non operating items (2011: £10 million positive) and a tax credit of £107 million (2011: £34 million charge). In addition, in 2012, an amount of £205 million previously recognised as an impairment was reversed through the Group’s share of loss after tax of associates, after it became redundant when the Group’s share of Delta Lloyd’s net asset value declined to below its quoted market value prior to sale.

Discontinued operations

United States

The table below presents IFRS net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders for the three years ended 31 December 2013, 2012 and 2011.

On 2 October 2013 the Group completed the sale of its United States life and related internal asset management businesses (US Life) to Athene Holding. See ‘IFRS Financial Statements – note 4 – Subsidiaries’ for further details. The results of US Life are presented as discontinued operations for all periods presented.

	2013 £m	2012 £m	2011 £m
IFRS net written premiums	1,489	3,589	3,620
Adjusted operating profit before tax
Life business	272	200	197
Other operations	(13)	(16)	(11)
Fund management	31	55	37
Total adjusted operating profit before tax	290	239	223
Profit/(loss) before tax attributable to shareholders’ profits	1,538	(2,696)	262

Year ended 31 December 2013

The results for 2013 are for the 9 month period to 2 October 2013. 2012 represents a full year’s results. Net written premiums were £1,489 million (2012: £3,589 million). Adjusted operating profit before tax was £290 million (2012: £239 million), driven mainly by higher life profits of £272 million (2012: £200 million).

Profit before tax of £1,538 million (2012: £2,696 million loss) reflects the adjusted operating profits above. It also includes positive investment variances of £452 million (2012: £342 million), which were driven mainly by the impact of favourable equity market performance on embedded derivatives, and profits on disposal of £808 million (2012: £2,359 million loss) mainly reflecting currency translation and investment valuation reserves recycled to the income statement on completion. Further details are set out in note 4 to the financial statements.

Year ended 31 December 2012

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

Loss before tax attributable to shareholders was £2,696 million (2011: £262 million profit) which mainly related to an impairment to write the value of the business down at 31 December 2012.

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

	2013 £m	2012 £m	2011 £m
Sales
Life business	—	—	1,255
General insurance and health	—	—	557
Total Sales	—	—	1,812
Net written premiums	—	—	2,043
Total adjusted operating profit	—	—	191
Loss before tax attributable to shareholders’ profits	—	—	(726)

Selected consolidated financial data

This data is derived from our consolidated financial statements which have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

On 2 October 2013 the Group completed the sale of its US Life and related internal asset management operations, which have been shown as discontinued operations in the income statement, statement of comprehensive income and statement of cash flows.

The results presented as discontinued operations for 2011 and preceding years also include the results of Delta Lloyd N.V., which was deconsolidated during 2011. Between May 2011 and July 2012 Delta Lloyd was accounted for as an associate within continuing operations. In July 2012, following a further sell-down, the Group’s shareholding fell below 20% and from July 2012 Delta Lloyd was treated as a financial investment within continuing operations at fair value through profit and loss. The Group sold its remaining shareholding in Delta Lloyd in January 2013.

Restatements

Following the adoption of IAS 19 — Employee benefits (revised), the Group has retrospectively applied the changes to all the comparative periods in these financial statements. This has led to an increase in profit before tax of £150 million for 2012, £97 million in 2011, £48 million in 2010 and £79 million in 2009, with a corresponding decrease in other comprehensive income. For further detail of the impact of the restatement please see note 1.

Following the adoption of IFRS 10 — Consolidated financial statements, the Group has retrospectively applied the change to 2012. There is no impact on the result for 2012 as a result of this restatement.

Income statement data

Amounts in accordance with IFRS Continuing operations	2013 £m	Restated 2012 £m	Restated 2011 £m	Restated 2010 £m	Restated 2009 £m
Income
Gross written premiums	22,035	22,744	26,255	27,192	25,690
Premiums ceded to reinsurers	(1,546)	(1,571)	(1,548)	(1,606)	(2,294)
Premiums written net of reinsurance	20,489	21,173	24,707	25,586	23,396
Net change in provision for unearned premiums	134	(16)	(236)	(72)	552
Net earned premiums	20,623	21,157	24,471	25,514	23,948
Fee and commission income	1,279	1,273	1,465	1,451	1,552
Net investment income	12,509	21,135	4,373	16,746	19,902
Share of profit/(loss) after tax of joint ventures and associates	120	(255)	(123)	141	(463)
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	115	(164)	565	163	122
	34,646	43,146	30,751	44,015	45,061
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(22,093)	(23,601)	(24,380)	(22,240)	(21,080)
Change in insurance liabilities, net of reinsurance	2,493	(430)	(2,284)	(2,837)	(1,119)
Change in investment contract provisions	(7,050)	(4,450)	1,478	(9,212)	(11,096)
Change in unallocated divisible surplus	280	(6,316)	2,721	362	(1,479)
Fee and commission expense	(3,975)	(4,457)	(4,326)	(5,500)	(4,081)
Other expenses	(2,220)	(2,843)	(2,779)	(2,116)	(3,583)
Finance costs	(609)	(653)	(711)	(634)	(675)
	(33,174)	(42,750)	(30,281)	(42,177)	(43,113)
Profit/(loss) before tax	1,472	396	470	1,838	1,948
Tax attributable to policyholders’ returns	(191)	(221)	178	(394)	(217)
Profit/(loss) before tax attributable to shareholders’ profits	1,281	175	648	1,444	1,731
Tax attributable to shareholders' profits	(403)	(261)	(159)	(358)	(443)
Profit/(loss) after tax from continuing operations	848	(86)	489	1,086	1,288
Profit/(loss) after tax from discontinued operations	1,273	(2,848)	(357)	841	103
Total profit/(loss) for the year	2,151	(2,934)	132	1,927	1,391

Amounts in accordance with IFRS	Per share	Per share	Per share	Per share	Per share
Profit/(loss) per share attributable to equity shareholders:
Basic (pence per share)	65.3p	(109.1)p	8.3p	51.7p	40.6p
Diluted (pence per share)	64.5p	(109.1)p	8.1p	50.8p	40.3p
Continuing operations – Basic (pence per share)	22.0p	(11.2)p	13.6p	38.9p	38.1p
Continuing operations – Diluted (pence per share)	21.8p	(11.2)p	13.4p	38.2p	37.8p

	Per share	Per share	Per share	Per share	Per share
Dividends per share	15.0	19.0	26.0	25.5	24.0

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,947	2,946	2,906	2,820	2,767
Weighted average number of shares in issue for the year	2,940	2,910	2,845	2,784	2,705

Statement of financial position data

Amounts in accordance with IFRS	2013 £m	Restated 2012 £m	2011 £m	2010 £m	2009 £m
Total assets	278,876	314,467	312,376	370,107	354,391
Gross insurance liabilities	110,555	113,091	147,379	174,742	168,699
Gross liabilities for investment contracts	116,058	110,494	113,366	120,745	112,408
Unallocated divisible surplus	6,713	6,931	650	3,428	3,866
Core structural borrowings	5,125	5,139	5,255	6,066	5,489
Other liabilities	29,408	67,452	30,363	47,401	48,843
Total liabilities	267,859	303,107	297,013	352,382	339,305
Total equity	11,017	11,360	15,363	17,725	15,086

Information on the Company

History and development of Aviva

General

Aviva, a public limited company incorporated under the laws of England and Wales, provides customers with long-term insurance and savings, general and health insurance, and fund management products and services.

Our purpose is to free people from fear of uncertainty, allowing them to get on with their lives.

Our history

The Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002. CGU plc and Norwich Union plc were both major UK-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories.

CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc. General Accident plc was incorporated in 1865. Commercial Union was incorporated in 1861 and in 1905 acquired Hand in Hand, which was incorporated in 1696.

Norwich Union plc was founded as a mutual society in 1797, and had expanded as a global business by the 20th century. In 1997 it demutualised and became an English public limited company.

During 2013, the Group has undertaken and announced a number of disposals. Further details of these can be found in the sections ‘IFRS Financial statements – note 4 – Subsidiaries’ and ‘IFRS Financial statements – note 16 – Interests in, and loans to, joint ventures’.

Business overview

Our aims and strategy

Our long-term strategic framework is based on four theses – investment, distribution, customer and people.

■	Investment thesis

Our aim is to be a diversified insurer with sustainable and progressive cash flows underpinned by good potential for growth. The thesis sets out why investors should choose us, enabling investors to make an informed decision about our business.

■	Distribution thesis

Our aim is to increase the share of business generated in our own channels, introduce new technology for distributors and customers, and maintain a diversified distribution mix in each market, to ensure that we provide a range of channels through which our customers want to purchase products from us.

■	Customer thesis

Our aim is to meet our customers’ needs better than our competitors, so that we become the insurer of choice in our chosen markets.

■	People thesis

Our aim is to support our people to achieve their potential, so they can best serve our customers.

We will allocate resource to three areas of focus:

–	Digital – our aim is to increase our share of the direct digital channel and develop more effective use of data and new technology.

–	Predictive analytics – we will focus on enhancing our analytics capabilities, increasing the use of internal and external data to drive improved performance across the business, including underwriting, pricing and claims.

–	Automation – we aim to reduce manual interventions in processes, reducing overheads and improving efficiency to benefit our customers.

Our business

Overview

During the year, the Group’s operating segments were changed to align them with the revised management reporting structure. The operating segments are: UK & Ireland; France; Poland; Italy, Spain and Other; Canada; Asia; and Aviva Investors. In October the Group completed the sale of its United States life, savings and related internal fund management business, which is classified as a discontinued operation for the purposes of reporting financial performance.

Due to the size of the UK & Ireland segment, it has been split into separate Life and General Insurance segments, which undertake long-term insurance and savings business and general insurance and health business, respectively. Aviva Investors, our fund management business, operates across most markets providing fund management services to third-party investors and to our long-term insurance businesses and general insurance operations.

Our business operates across three main market sectors – life insurance and savings; general and health insurance; and fund management.

Life insurance and savings business

Long-term insurance and savings business from continuing operations accounted for approximately 74% of our total business based on worldwide total sales from continuing operations for the year ended 31 December 2013. We reported total long-term insurance and savings new business sales from continuing operations of £20.5 billion and investment sales of £4.9 billion for the year ended 31 December 2013. Our focus is to remain financially strong so that we can pay claims and deliver on the promises we have made to our customers, shareholders and business partners.

Market position

In the UK we have a market share of 8% based on annual premium equivalent (APE)2 according to the Association of British Insurers (ABI) data as at 30 September 2013. We also have life insurance businesses in Ireland, France, Italy, Spain, Poland, Turkey and Asia. Further details of our position in each market are set out in the market sections below.

Brands and products

We have operated under the Aviva brand globally since 2010.

Our long-term insurance and savings businesses offer a broad range of life insurance and savings products. Our products are split into the following categories:

■	Pensions – is a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.
■	Annuities – is a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.
■	Protection – is an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term

2	APE is a recognised sales measure in the UK and is the total of new regular premiums plus 10% of single premiums.

assurance, mortgage life insurance, flexible whole life and critical illness cover.
■	Bonds and savings – are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans, mortgage endowment products and funding agreements.
■	Investment sales – comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).
■	Other – includes equity release.

Some of our insurance and investment contracts contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

General insurance and health insurance

General insurance and health insurance accounted for 26% of our total worldwide sales for the year ended 31 December 2013. In the year ended 31 December 2013, we reported general and health insurance net written premiums of £8.7 billion.

Market position

We are a leading general insurer in the United Kingdom and Canada and also have general insurance operations in France, Italy, Ireland, Poland and Turkey. We sell health products in the UK, Ireland, France, Singapore and Indonesia. In the year ended 31 December 2013, 50% of our total general insurance and health new business from continuing operations was written in the UK.

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

Fund management

Aviva Investors, our fund management business, provides fund management services to Aviva’s long-term insurance and savings and general insurance operations as well as to third-party investors. The main fund management operations are in the UK, North America, Europe and Asia Pacific. All sales of retail fund management products are included in our long-term insurance and savings business sales.

In October 2013 we completed the sale of the internal asset management operations of Aviva Investors North America, as part of the sale of our United States life business.

Market position

Aviva Investors was ranked 40th globally by assets under management, according to the Towers Watson World 500 largest asset managers study 2012 ranking of asset managers by assets under management. Total worldwide funds managed by Aviva Investors at 31 December 2013 was £241 billion. The substantial majority of this relates to Aviva’s insurance and savings operations.

Brands and products

Aviva Investors operates under a single brand across our markets. Our business invests in most significant asset classes on behalf of institutional, pension fund and retail clients. In the US, Aviva Investors also own an asset management company called River Road Asset Management LLC.

UK & Ireland life

Business overview and strategy

The UK and Irish businesses are managed under a single management structure and work is progressing to leverage the scale and expertise that we believe exists in the UK to benefit the Irish business.

The UK business is a leading long-term insurance and savings provider with an overall market share of 8%, based on annual premium equivalent (APE) data3 as at 30 September 2013. The Irish business is a large life and pension provider in Ireland.

Our strategy in the UK is to continue to improve cash generation and deliver profitable growth. We will exploit what we believe is our market leading expertise in risk products to build leading positions in annuities, equity release, life protection and private medical insurance. In addition, we are managing our savings back book for value with selective new savings business sales where financial returns achieve a return in excess of Group targets, overall and at a product level.

Our Irish long-term business is now focused primarily on distribution through intermediaries, following the disposal of its bancassurance joint venture, Ark Life Assurance Company Limited, to Allied Irish Bank (AIB) on 8 March 2013.

Market and competition

The UK industry has entered a period of significant regulatory change with the Retail Distribution Review (RDR) and Auto-Enrolment transforming the way that long-term savings products are bought and sold. The UK long-term savings market is highly competitive and we consider our main competitors to

[3]	ABI Stats Q3 2013.

be Standard Life, Prudential, Legal & General, Lloyds Banking Group, Friends Life, Zurich, Canada Life and Just Retirement.

In Ireland, the economic environment remains challenging although we believe the life insurance market has returned to growth in 2013. The life insurance market in Ireland is relatively concentrated and there has been further consolidation in the sector during 2013. We consider our main competitors to be Bank of Ireland Life, Irish Life, Canada Life (now merged with Irish Life) and Friends First.

Products

In the UK, we provide a comprehensive product range focused on both the consumer and corporate market. The pensions and ‘at retirement’ products we offer include personal pensions, equity release, annuities, income drawdown and with-profits products. Our annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities. We provide a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole life insurance, and guaranteed lifelong protection plans. Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products.

In Ireland, our long-term insurance and savings business offers a wide range of protection, bonds, savings, pension and annuity products. Our protection products include life insurance, mortgage protection, specified illness and guaranteed and whole life cover products. The pension range covers retirement and investment products including government personal retirement savings accounts (PRSA) schemes.

Distribution

We have a multi-distribution strategy, which means we sell our products through intermediaries, corporate partners, in the workplace, and directly to customers. We are a leading provider in the UK intermediary market with 10% share3.

In the UK, we have exclusive distribution deals for the sale of protection products with Tesco, Santander, Barclays, Royal Bank of Scotland and the Post Office. We remain committed to building on our existing relationships and distribution partnerships as well as to growing our workplace and direct channels.

UK & Ireland general insurance

Business overview and strategy

The UK and Irish businesses are managed under a single management structure and work is progressing to leverage the scale and expertise that we believe exists in the UK to benefit the Irish business.

We are a leading general insurer in both the UK and Ireland with market shares of 10.5%4 and 15.3%5 respectively. We employ around 9,000 people and operate from a number of locations throughout the UK and Ireland, including Norwich, Perth, Glasgow, London, Dublin and Galway.

We focus on personal and commercial insurance. In the UK we hold top three positions in all our major classes of business6. We believe our key strengths include underwriting and pricing sophistication, claims and cost management and excellent customer service. Our aim is to deliver cash and profitable growth by focussing on the fundamentals of the insurance business to maximise underwriting returns and we have a portfolio strategy to deliver greater stability of earnings.

Market

The UK is the fourth largest non-life insurance market in the world7. In 2012, the top four companies had a 32%4 share of the general insurance market.

The UK and Ireland general insurance markets are cyclical in nature and remain very competitive, particularly in personal lines, where the market is highly commoditised.

Following significant premium rate increases in recent years in response to rising claims costs and frequencies, the UK personal motor market has continued to see rate reductions in 2013 reflecting intense competition and regulatory change. Challenging economic conditions also apply to other UK classes of business, although there are some signs of rates hardening in the commercial market. In Ireland, the market remains challenging, reflecting the economic downturn, increased competition and market contraction of 4.3% in 20125.

In the UK our main competitors are Direct Line Group, RSA, The Admiral Group, AXA, Zurich, LV, Allianz and Ageas. In Ireland, our competitors include RSA, AXA, Zurich, FBD and Liberty.

Products

We provide a wide range of general insurance products both in the UK and Ireland. In the UK we have a business mix of approximately 60% personal lines and 40% commercial lines. Our UK personal products include motor, home and travel insurance. Our UK commercial products include motor, property and liability insurance for small and medium size enterprises (SMEs) and the larger UK Corporate and Speciality Risks market.

In Ireland our products include property, motor, travel, farm and business insurance and our health insurance business provides products for both the personal and company sector.

Distribution

We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our websites www.aviva.co.uk, www.aviva.ie, www.quotemehappy.com and www.generalaccident.com, via brokers and through corporate partnerships. Our Quotemehappy and General Accident insurance products are also available through price comparison websites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of advice for business customers.

France

Business overview and strategy

France is the third8 largest insurance market in Europe. Aviva France has a significant presence in the French Life insurance market in which it operates through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord). Aviva France is ranked tenth in general insurance as measured by gross written premiums, according to L’Argus de l’Assurance, as at 31 December 2012. Aviva France’s strategy is to deliver sustainable dividends to Group by increasing profitability in our life business and targeted growth in profitable general insurance segments.

Market

The life insurance market is driven by individual savings and dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade according to FFSA8. We believe that customer confidence in financial markets has been affected but that over a longer period, multi-funds policies and unit-linked funds are the best insurance vehicles for performance. We believe the long-term

4	Datamonitor analysis of market share based on 2012 GWP.

5	Irish Insurance Federation, 2012.

6	2012 FSA returns based on GWP data – covers personal motor, homeowner, commercial motor and commercial property.
7	Swiss Re Sigma Study (World insurance 2012).
8	Fédération Française des Sociétésd'Assurance (FFSA).

insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions.

The general insurance market in France is mature and highly competitive. For several years, price competition was high as insurers sought market share, particularly in the personal lines market. We believe that during the last couple of years, the market has entered a phase of price increases that currently makes up the majority of its marginal growth.

Products

Aviva France provides a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The products sold through our life channel are long-term savings, pensions and regular premium products, with a focus on the unit-linked market and a broad range of protection products, primarily for individuals.

We have a longstanding relationship with the Association Française d’Epargne et de Retraite (AFER) which is the largest retirement savings association in France with 714,000 members as at 31 December 2013, to manufacture and distribute the AFER savings product.

In the general insurance market our product range includes household, motor, health and legal protection products and also a range of insurance products for small to medium sized entities, farms, craftsmen and tradesmen, and specific products for building firms and motor fleets.

Distribution

Aviva France has developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail network sell through 900 tied agents, a direct sales force made up of more than 700 Union Financière de France (UFF) consultants and 260 direct advisors transferred to UFF in January 2014 (Aviva France also holds a majority stake in UFF), and through brokers in the life, health and construction markets. Direct distribution is managed through the Eurofil brand for personal general insurance, the Aviva Direct brand for protection and Epargne Actuelle for the AFER product. We operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings and protection products. This partnership gives Aviva access to over 1.9 million customers, as at December 2012.

Poland

Business overview and strategy

At 30 September 2013, our Polish life operation is the fourth largest life insurer in Poland, with a market share of 7% based on gross written premium, according to the Polish Financial Supervision Authority (KNF). Our general insurance business is the eighth largest with a market share of 2.0% on the same basis. Our focus in Poland is to grow the value of new business.

Market

The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to KNF statistics. We expect the insurance market in Poland to continue to grow as its economy matures.

In December 2013, the Polish parliament passed a new Pension Act following the government review of the Pillar II Pensions System. The Act will give the state-run pension system a prominent role in managing the country’s pension funds and will have important implications for the private pension providers.

Products

Our life business in Poland provides a broad range of unit-linked, annuities, bonds and savings products and health insurance. For institutions we offer group life insurance and employee pension programmes, which are both unit-linked products. We offer a standard product as part of our privately managed Pillar II pensions business. We offer general insurance products to both commercial entities and to individuals. For institutions we offer selected commercial lines risks. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation.

Distribution

The direct sales force and bancassurance are the main distribution channels for most of the Polish group and is made up of over 2,000 tied insurance agents. Our biggest relationship is with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank’s network of over 946 branches. We also co-operate with independent insurance agencies and brokers. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales.

Italy, Spain and Other

Italy

Business overview and strategy

Aviva Italy is the country’s eighth largest life insurer, with a market share of 3.33% based on 2012 premiums9 (excluding Eurovita) and is the 13th largest general insurance company with a market share of 1.22%. We have approximately 2.5 million customers across both the Life and General Insurance businesses.

During 2013 Aviva Italy continued with its transformation plan, as set out in 2012, in order to:

■	Transform the operating model;
■	Improve the product pricing and mix; and
■	Rationalise the group structure and capital employed

A review of the business has resulted in the rationalisation of our business partnerships, with a number of loss making partnerships closed. In November 2013, Aviva announced a conditional agreement to sell its entire 39% stake in Eurovita Assicurazioni S.p.A (Eurovita) to JC Flowers. The sale is subject to approval by IVASS, the Italian insurance regulator.

Market

The Italian life market is dominated by the top 10 providers which represented around 84% of the total market share in 20129. The life insurance industry in Italy reported a decline in volumes as of 31 December 2012, with gross written premiums down by 4.1% compared to the same period in 2011. The general insurance segment decreased by 1.5% in the same period9.

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions.

In 2013 we focussed on less capital intensive products, such as our zero minimum guarantee rate products. We have reviewed our unit linked product range, and further developed what we believe is our market leading protection offering.

Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as commercial risk insurance to small businesses. In 2013 we have further developed our partnership with Banco Popolare for the distribution of motor insurance through their branches.

[9]	Associazione Nazionale fra le Imprese Assicuratrici (ANIA).

Distribution

Our products are distributed through bancassurance partnerships with UniCredit Group, Banco Popolare Group and Unione di Banche Italiane (UBI). These partnerships give us access to more than 3,600 branches. In addition, we also have approximately 4,000 sales advisers, and 600 insurance (multi-mandate) agents and brokers as of 30 June 2013.

Spain

Business overview and strategy

Aviva Spain is the country’s sixth largest long-term insurer by gross written premiums with a market share of 4% in the third quarter of 201310. Aviva Spain sells protection, long-term savings and pensions, health and accident insurance through a bancassurance network based on joint ventures with five banks. We also sell through Aviva Vida y Pensiones, the wholly-owned Aviva branded long-term insurance company and through our Spanish mutual insurance company Pelayo.

In April 2013, Aviva completed the transfer of its entire holding in Aseval11 to Bankia S.A.

Our strategy is to maintain the franchise value in Spain with no further investment until market conditions improve, and to develop further our retail operations with new distribution agreements. The ongoing focus in on less capital intensive products.

Market

The Spanish market is significantly affected by the current economic climate and the financial sector continues to be under pressure as a result of the ongoing restructuring process and mergers taking place. Any opportunities arising from these will be considered by Aviva on their merits. In relation to distribution agreements with bancassurance partners, Aviva is protected financially within our contracts with Spain’s savings banks (the cajas) from any detrimental effect arising from these mergers.

The top positions in the long-term life insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 72% of gross written premiums at the end of 201210 in the Spanish life insurance market.

Customers in Spain are accustomed to receiving advice through banking channels, and we continue to use our relationship with our partners to capitalise on this whilst developing our retail agents and broker distribution network.

Products

We offer a wide range of bonds, savings, and protection products. Investment products include both unit linked and traditional plans, where profit sharing is regularly used to increase the policy return. Our traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages. We offer a flexible range of individual and group pension plans with alternative investment choices. We also offer protection products; covering both mortgages and credit loans typically providing cover for the family.

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

■	Unicorp Vida – in conjunction with Unicaja since 2001
■	CxG – in conjunction with Caixa Galicia since 2001
■	Caja España Vida – in conjunction with Caja España since 2001
■	Caja Granada Vida – in conjunction with Caja Granada since 2002
■	Cajamurcia Vida – in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers), supported by a branch office network and call centres, and through Pelayo´s network.

Other

The Italy, Spain and Other segment also includes our businesses in Turkey where we sell life and savings products including unit linked pensions through our life joint venture. Our Turkish general insurance operation sells personal motor, household, commercial property, small and medium size enterprises, personal accident, marine and travel insurance, and is classified as held for sale.

Canada

Business overview and strategy

Aviva Canada is the country’s second largest12 general insurer. Through its distribution partners it provides a range of personal and commercial lines insurance products to nearly three million policyholders. It has an 8%12 market share and a top five position12 in all major provinces. Aviva Canada employs approximately 3,600 people and operates from a head office in Toronto, with other offices located throughout Canada.

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

Market

Canada is the eighth largest13 non-life market in the world and is established and stable. The four largest provinces generate around 88% of total premiums with Ontario, the largest, representing 47% of total Canadian premiums12.

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 40% of the market and the top two companies, Intact Financial and Aviva, controlling close to 23% of the market12. The rest of the industry includes several national carriers as well as smaller, provincially based or niche companies.

Whilst direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for 65% of distribution14. In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products

The general insurance products that we provide through our Canadian companies are:

■	Personal, home and motor insurance;
■	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety; and
■	Niche personal insurance products including holiday and park model trailers, hobby farms, boats as well as antique, classic and custom cars.

[10]	Investigación Co-operativa entre Entidades Asegurados y Fordos de Pensionies (ICEA).
[11]	Aseval: “Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros”.

[12]	MSA Research Inc., 2012 online database.
[13]	Swiss Re Sigma Study (World insurance 2012).
[14]	Axco Insurance Report for Canada.

Distribution

We operate in Canada through a distribution network focused on approximately 1,600 independent group and retail brokers who distribute our core personal and commercial line products. In addition, we work closely with both independent and wholly owned specialty brokers to distribute specialty personal line products.

Asia

Business overview and strategy

In Asia we are focused on growth in China and South East Asia. Increasing the value of our new business remains our first priority in Asia. We are achieving this through scale benefits and by focusing our product mix on higher margin products. In Singapore, our life business is a leading insurer15 in the market, providing employee benefit and individual life insurance through diversified distribution channels. We also have general insurance operations in Singapore and are considered the market leader in online personal motor insurance16.

In China, through our 50% joint venture with COFCO Group, we are ranked number 7 among 25 foreign life insurers in terms of APE as of Q3 201317. We have a presence in 12 provinces and over 50 branches. We have recently changed our strategy to focus on proprietary channels and higher margin protection products.

In India, with a distribution network of 121 branches, we operate in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. As at 30 September 2013, we ranked eleventh among the private life insurance companies in India based on APE according to the Insurance Regulatory and Development Authority (IRDA)18.

In Indonesia, we are one of the top 5 insurers in the employee benefit sector19. In January 2014, we announced plans, subject to regulatory approval, to form an equal joint venture partnership with Astra International, Indonesia’s largest publicly listed company, to sell and distribute life insurance products in Indonesia.

In Vietnam, through our 50% joint venture with Vietin Bank, we aim to grow our bancassurance business and diversify our distribution network over the next few years.

In Hong Kong, our wholly owned subsidiary operates through the Bancassurance, IFA and Agency channels, with a focus on Bancassurance through its preferred relationship with DBS.

Our businesses in Taiwan and Korea are held for sale.

Market

The Asian markets are strategically important to Aviva, owing to large populations in fast-growing economies, coupled with relatively low insurance penetration rates and social coverage. Insurance penetration (as measured as insurance premium as a proportion of GDP) in most Asian countries is typically less than 5%, and in China, Indonesia and Vietnam is 1.7%, 1.2% and 0.6% respectively20.

The outlook for Asian economic growth in 2014 (ex-Japan) is projected to be 6.4%21, with the potential for a 7% growth rate per annum over the next decade22.

Products

Our Asian businesses offer a wide range of protection, savings and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products.

Distribution

Across Asia, we operate a multi-distribution strategy. In Singapore, we have a core bancassurance relationship with DBS Bank and also own a majority interest in PIAS, a leading financial advisory firm in Singapore. In China, our products are sold mainly through telemarketing, bancassurance and agents. In Indonesia, group business is sold through our direct sales force. In Vietnam, bancassurance is the main distribution channel. We are also investing in other channels such as direct marketing and online to differentiate ourselves from competitors.

Aviva Investors

Business overview and strategy

Aviva Investors offers a range of fund management services, operating in the UK, North America, Europe, and Asia Pacific and had £241 billion in assets under management as at 31 December 2013.

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

Our strategy is to grow our share of higher-margin, external business, offering investment propositions which deliver predictable returns with low volatility. Our key objectives are to significantly improve profitability by focusing on capabilities and propositions that build on our heritage in managing long-term savings.

Products and distribution

Our products cover a broad range of asset classes. In Europe, we have a range of open-ended collective investment schemes which are domiciled in France, Luxembourg and Poland. These funds have different share classes depending on the size and type of investor. Our traditional distribution model for these funds focuses on wholesale distributors, asset allocators and small to mid-size institutional investors.

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

In the US we also have an asset management company called River Road Asset Management LLC, based in Louisville, Kentucky, which provides a value investing approach to equity portfolios.

We also have a range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to leveraged growth funds.

We have six money market funds, domiciled in Ireland and France, addressing the sterling and euro money market segments. These funds are sold by a specialist sales team and target corporate treasury functions.

[15]	Latest available competitor results (2012).

[16]	The General Insurance Association of Singapore
[17]	APE data released by National Insurance Industry Communication Club.
[18]	http://www.irda.gov.in/ADMINCMS/cms/frmGeneral_List.aspx?DF=MBFL&mid=3.1.8.
[19]	OJK (Insurance regulator).
[20]	Swiss Re Sigma :Study (World Insurance in 2012)
[21]	www.focus-economics.com/en/economy/region-outlook/Asia.
[22]	“Asian Insurance Outlook” by Swiss Re Economic Research & Consulting, insurance regulators and association on March,2013.

Discontinued operations

United States

Business overview

In October 2013, the Group completed the sale of its United States life operations (US Life), consisting of the United States life and annuities business (Aviva USA) and the related asset management operations of Aviva Investors North America, to Athene Holding Ltd. The results of US Life for all periods are presented as a discontinued operation. See ‘IFRS Financial statements – note 4 – Subsidiaries’.

Market

Aviva USA was a provider of fixed indexed life insurance and fixed indexed annuities in the USA. According to Wink’s Sales & Market Report, as of 30 September 2013, Aviva USA was ranked ninth in the market for the sale of fixed indexed life products with a 4% market share, and fifth for the sale of fixed indexed annuities with a 6% market share.

Products

Aviva USA offered both protection and savings products, with traditional fixed as well as indexed accumulation options that pay interest based on the movement of a market index.

Aviva USA also offered a range of optional extras or ‘riders’ added to policies to meet customised individual needs.

In the savings market, Aviva USA’s fixed annuity portfolio offered tax-advantaged savings opportunities and protection against the risk of outliving one’s assets. Some of these products included a guaranteed lifetime withdrawal benefit that allows customers to make guaranteed minimum withdrawals from their annuity for the entirety of their lives.

Distribution

Aviva USA used a multi-channel distribution strategy, which included career marketing organisations, independent marketing organisations, brokerage general agents and personal producing agents. Its network covered all 50 states with agents largely contracted through key distribution partners.

Delta Lloyd

Delta Lloyd is a financial services provider in the Netherlands and Belgium.

The Group ceased to control Delta Lloyd on 6 May 2011 and its results for 2011 up to that date are presented as discontinued operations.

For the period from 7 May 2011 to 5 July 2012, the Group had an associate interest in Delta Lloyd. From 6 July 2012, following a further selldown, the Groups stake was treated as a financial investment. The Groups share of Delta Lloyd’s results as an associate and its interest in Delta Lloyd as a financial investment are both included in the comparative periods presented in these financial statements in “other group activities” within continuing operations.

In January 2013, the Group sold its remaining stake in Delta Lloyd.

Analysis of investments

Analysis of investments

We invest our policyholders’ funds and our own funds in order to generate a return for both policyholders and shareholders. The financial strength of the Group and both our current and future operating results and financial performance are, therefore, in part dependent on the quality and performance of our investment portfolios in the UK, Europe, Canada and Asia.

For additional information on our financial investments, see ‘IFRS Financial statements – note 24 – Financial investments’.

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

Property partnerships

As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (“PLPs”), either directly or via property unit trusts (“PUTs”), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of ‘IFRS Financial Statements – Accounting policies – (D) Consolidation principles’. Property partnerships are accounted for depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture, associate or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture or associate results and unrealised gains/losses on financial investments, respectively. However, the majority of these are in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or UDS.

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

Investments held at 31 December 2013 and 31 December 2012 are listed below:

2013	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Carrying value in the statement of financial position £m
Investment property	3,564	5,648	239	9,451	—	9,451
Loans	471	5,535	17,873	23,879	—	23,879
Financial investments
Debt securities	12,835	80,610	33,360	126,805	(2,420)	124,385
Equity securities	25,836	10,544	1,000	37,380	(54)	37,326
Other investments	26,563	3,880	1,008	31,451	(201)	31,250
Total	69,269	106,217	53,480	228,966	(2,675)	226,291
Total %	30.2%	46.4%	23.4%	100.0%	—	100.0%
2012 Restated[1]	67,181	108,464	87,404	263,049	(39,830)	223,219
2012 Restated[1] %	25.6%	41.2%	33.2%	100.0%	—	100.0%
1	The 2012 figures have been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see ‘IFRS Financial Statements – note 1’ for details.

As the table indicates 23.4% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of equities and other investments (e.g. unit trusts), reflecting the underlying investment mandates.

We carry investments on our statement of financial position at either fair value or amortised cost. At 31 December 2013, approximately 98% of the Group’s investment property, loans and financial investments were carried at fair value on the statement of financial position.

Financial investment balances included in the remainder of these disclosures include financial investments of operations classified as held for sale. For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see ‘IFRS Financial statements – note 24 – Financial investments’.

Debt securities

Participating fund asset and shareholder debt securities analysed by credit rating and sector

Participating fund asset and shareholder debt securities analysed by credit rating and product type as at 31 December 2013 are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

	Ratings
2013 – Participating fund assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	9,523	—	—	—	9	9,532
Non-UK Government	6,255	12,459	1,505	10,993	351	131	31,694
Corporate
Public utilities	—	59	1,567	2,320	79	200	4,225
Convertibles and bonds with warrants	—	—	—	300	—	8	308
Other corporate bonds	2,972	5,374	9,399	8,676	1,119	2,748	30,288
Certificate of deposits	—	37	75	2	—	—	114
Structured	578	64	75	57	28	1	803
Wrapped credit	—	13	42	20	—	—	75
Other	431	267	1,070	921	844	38	3,571
Total	10,236	27,796	13,733	23,289	2,421	3,135	80,610
Total %	12.7%	34.5%	17.0%	28.9%	3.0%	3.9%	100.0%
2012 Restated[1]	21,974	17,135	16,104	22,019	3,822	2,522	83,576
2012 Restated[1] %	26.3%	20.5%	19.3%	26.3%	4.6%	3.0%	100.0%
1	The 2012 figures have been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see ‘IFRS Financial Statements – note 1’ for details.

	Ratings
2013 – Shareholder assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	4,362	45	—	—	200	4,607
Non-UK Government	4,287	3,441	871	1,583	18	2	10,202
Corporate
Public utilities	6	36	2,310	976	—	215	3,543
Convertibles and bonds with warrants	—	—	—	3	—	77	80
Other corporate bonds	982	1,335	5,129	3,348	291	2,219	13,304
Certificate of deposits	3	65	56	—	—	—	124
Structured	239	367	103	30	61	25	825
Wrapped credit	—	5	243	60	34	46	388
Other	34	22	85	74	68	4	287
Total	5,551	9,633	8,842	6,074	472	2,788	33,360
Total %	16.6%	28.9%	26.5%	18.2%	1.4%	8.4%	100.0%
2012 Restated[1]	12,288	8,877	17,780	15,424	1,924	5,414	61,707
2012 Restated[1] %	19.9%	14.4%	28.8%	25.0%	3.1%	8.8%	100.0%
1	The 2012 figures have been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see ‘IFRS Financial Statements – note 1’ for details.

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

At 31 December 2013, the proportion of our shareholder debt securities that are investment grade increased to 90.2% (2012: 88.1%). The remaining 9.8% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

■	1.4% are debt securities that are rated as below investment grade; and
■	8.4% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

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

	2013				2012
	Rating with insurance guarantee		Rating without insurance guarantee		Rating with insurance guarantee		Rating without insurance guarantee
	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total
Wrapped credit
AAA	—	0.0%	—	0.0%	1	0.2%	—	0.0%
AA	18	3.8%	18	3.8%	269	48.3%	29	5.2%
A	293	61.8%	184	38.8%	94	16.8%	124	22.3%
BBB	83	17.5%	107	22.6%	104	18.7%	160	28.7%
Less than BBB	34	7.2%	33	7.0%	42	7.6%	43	7.7%
Non-rated	46	9.7%	132	27.8%	47	8.4%	186	33.4%
Not available without insurance guarantee	—	0.0%	—	0.0%	—	0.0%	15	2.7%
	474	100.0%	474	100.0%	557	100.0%	557	100.0%
RMBS agency
AAA	—	—	—	—	907	100.0%	907	100.0%

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

Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (2012: £4.9 billion). Gross of non-controlling interests, 96% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2013 £bn	2012 £bn	2013 £bn	2012 £bn	2013 £bn	2012 £bn
Greece	—	—	—	—	—	—
Ireland	0.4	0.4	—	—	0.4	0.4
Portugal	0.2	0.3	—	—	0.2	0.3
Italy	4.5	4.5	0.4	0.4	4.9	4.9
Spain	0.9	0.9	0.5	0.5	1.4	1.4
Total Greece, Ireland, Portugal, Italy and Spain	6.0	6.1	0.9	0.9	6.9	7.0

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2013 £bn	2012 £bn	2013 £bn	2012 £bn	2013 £bn	2012 £bn
Greece	—	—	—	—	—	—
Ireland	0.4	0.4	—	—	0.4	0.4
Portugal	0.2	0.3	—	—	0.2	0.3
Italy	8.5	8.5	0.6	0.6	9.1	9.1
Spain	1.4	1.3	0.9	0.9	2.3	2.2
Total Greece, Ireland, Portugal, Italy and Spain	10.5	10.5	1.5	1.5	12.0	12.0

Equity securities

The table below analyses our investments in equity securities by sector.

2013	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public utilities	2,727	985	4	3,716
Banks, trusts and insurance companies	5,040	2,510	457	8,007
Industrial, miscellaneous and all other	17,969	7,035	256	25,260
Non-redeemable preferred shares	100	14	283	397
Total	25,836	10,544	1,000	37,380
Total %	69.1%	28.2%	2.7%	100.0%
2012 Restated[1]	22,648	10,157	1,508	34,313
2012 Restated[1] %	66.0%	29.6%	4.4%	100.0%
1	The 2012 figures have been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see ‘IFRS Financial Statements – note 1’ for details.

At 31 December 2013, shareholder investment in equity securities amounted to £1,000 million. The investments include a strategic holding in Italian banks of £258 million (£132 million net of non-controlling interests).

Of our £8,007 million exposure to equity investments in banks, trusts and insurance companies, £457 million relates to shareholder investments, which includes our strategic holding as mentioned above.

Other investments

The table below analyses other investments by type.

2013	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	25,824	2,411	371	28,606
Derivative financial instruments	25	686	347	1,058
Deposits and credit institutions	401	40	160	601
Minority holdings in property management undertakings	—	679	117	796
Other	313	64	13	390
Total	26,563	3,880	1,008	31,451
Total %	84.5%	12.3%	3.2%	100.0%
2012 Restated[1]	23,261	3,638	2,169	29,068
2012 Restated[1] %	80.0%	12.5%	7.5%	100.0%
1	The 2012 figures have been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see ‘IFRS Financial Statements – note 1’ for details.

Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England, EC3P 3DQ. In addition, we have major offices in the following locations:

■	UK: UK Life, York; UK General Insurance, Norwich; Aviva Investors, London;
■	Asia: Singapore;
■	Canada: Scarborough, Ontario; and
■	Europe: Paris, France; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; and Milan, Italy.

As of 31 December 2013, we owned and occupied land and buildings for our own use with a total book value of £257 million (2012: £245 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £8,207 million at 31 December 2013 (2012: £8,552 million).

Contractual obligations

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2013 included the following:

	Less than one year £m	Between one & three years £m	Between three & five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
– Insurance contracts – non-linked[1]	7,997	15,330	12,211	80,325	115,863
– Investment contracts – non-linked[2]	60,039	—	—	—	60,039
– Linked business[2]	73,458	—	—	—	73,458
General Insurance[3]	6,177	3,796	1,848	3,087	14,908
	147,671	19,126	14,059	83,412	264,268
Other contractual obligations[4]
Borrowings	1,509	1,298	1,095	12,783	16,685
Operating lease obligations	111	192	165	575	1,043
Capital commitments	19	8	—	—	27
Payables and other financial liabilities[5]	8,674	259	140	927	10,000
Net assets attributable to unit holders	10,362	—	—	—	10,362
Total	168,346	20,883	15,459	97,697	302,385

Reconciliation to the statement of financial position	£m
Total contractual obligations above	302,385
Effect of discounting contractual cash flows for insurance contracts	(37,655)
Contractual undiscounted interest payments[6]	(8,395)
Difference between carrying value of borrowings and undiscounted cash flows of principal	(471)
Contractual cash flows under operating leases and capital commitments	(1,070)
Difference between derivative liabilities contractual cash flows and carrying value	(806)
Liabilities of operations classified as held for sale	3,023
Unallocated divisible surplus[7]	6,713
Provisions[8]	984
Current and deferred tax liabilities	679
Other liabilities	2,472
Total liabilities per statement of financial position	267,859
1	Amounts shown in respect of long-term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated divisible surplus of with-profits funds (see below).
2	All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for linked and non-linked investment contracts is shown in the less than one year column above.
3	Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘IFRS Financial statements – Note 38 – Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.
4	The Group has no material finance leases for property and equipment.
5	Includes obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £3,958 million.
6	When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.
7	The unallocated divisible surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities in the UK, which reflect the amount payable under the realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated divisible surplus.
8	Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes, full details of which are provided in ‘IFRS Financial Statements – Note 46 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. The Company and trustees have agreed to a long-term funding plan where contributions, together with anticipated growth on scheme investments are expected to eliminate the funding deficits over time. Contributions to these and the other schemes are regularly reviewed in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 19 years in the RAC scheme, 20 years in the Irish scheme and 12 years in the Canadian scheme.

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

Aviva’s risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing. These elements are expanded in the IFRS Financial statements – note 55.

Principal risks and uncertainties

In accordance with the requirements of the FCA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 55. Our disclosures covering ‘risks relating to our business’ in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section ‘Risks relating to our business’.

Risk environment

Financial market conditions during 2013 were more benign than recent years past, benefiting from the maintenance of expansionary monetary policies followed by central banks across a number of economies. While some but not all western economies are beginning to grow strongly, high levels of debt will continue to act as a brake on growth and the low interest rate environment compared to historic norms is likely to persist in the immediate future at least. There are, however, still several sources of macroeconomic and geopolitical uncertainty, which have the potential to depress economic growth and cause financial market volatility such as the potential for adverse consequences from the removal of quantitative easing, negotiations over the US debt ceiling and political impasse in the Eurozone.

During the year the Group was designated a Global Systemically Important Insurer (G-SII), which brings the Group within scope of the policy requirements issued by the International Association of Insurance Supervisors (IAIS), including the development by July 2014 of a Systemic Risk Management Plan, the development of recovery and resolution plans and additional loss absorbency capital requirements from January 2019, if the Group remains a G-SII.

It is now likely that Solvency II will be implemented on 1 January 2016, following political agreement in November 2013. Until all of the relevant Solvency II regulation is finalised, there remains some uncertainty over the final capital impact on the Group.

Risk profile

The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 55 of the IFRS financial statements.

Reflecting Aviva’s objective of building financial strength and reducing capital volatility, the Group continued to take steps to amend its risk profile, in particular credit risk exposure, successfully completing a number of management actions in progress at the 2012 year-end. These include the completion of the sale of the Group’s US subsidiary and the continued net sell-down of exposures to Italian and Spanish sovereign debt and European financial institutions offset by an increase in market values. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place and balance sheet volatility was further reduced through the sale of the Group’s remaining stake in Delta Lloyd in January 2013. As described in note 55 a number of foreign exchange, credit and equity hedges are also in place. These actions have reduced the Group’s credit and equity exposure, reflecting a broader move towards a more balanced risk profile, and enabling the Group to accept other credit risks offering better risk adjusted returns while remaining within appetite.

In February 2013, the Group took action to improve its access to dividends from the Group’s insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (AGH) has purchased from Aviva Insurance Limited (AIL) its interest in the majority of its overseas businesses. This resulted in an inter-company loan of £5.8 billion from AIL to AGH to fund the purchase. At 31 December 2013 the loan balance had been reduced by £1.0 billion to £4.8 billion. At the end of February 2014, the balance of the loan stood at £4.1 billion.

We have agreed with the Board of the UK General Insurance Company (AIL) an appropriate target for the long term level of the internal loan between a Group Holding Company (AGH) and AIL. That level has been set such that AIL places no reliance on the loan to meet its stressed insurance liabilities assessed on a 1:200 basis. Our prudential regulators, PRA, agree with this approach. The effect of this would be to reduce the internal loan balance from its current level of £4.1 billion to approximately £2.2 billion. We will complete this reduction by the end of 2015.

In 2013 the Group made significant progress in completing its strategy set out in 2012 of focusing on fewer businesses, as a result of the successful completion of the sales of our US business, the Romanian pensions business, Aviva Russia, and our stake in the Malaysian joint venture CIMB and the agreed sale pending regulatory approval of our stake in Eurovita. The process of exiting these non-core businesses has reduced the amount of the Group’s capital employed in less economically profitable areas, decreased balance sheet volatility and required capital, and will allow capital to be re-employed in businesses that enhance the Group’s return on risk based capital.

As a result of the sale of businesses (in particular the US), the Group’s future earnings have been reduced and the tangible net asset value of the Group has fallen, resulting in an IFRS leverage ratio23 of close to 50%. We have plans in place to improve earnings through managing the deployment of capital to maximise return and expense reduction (though clearly execution risk remains). These additional earnings, combined with higher retained profits, should enable us to reduce our external IFRS leverage ratio to 40% in the medium term and reduce internal leverage.

[23]	IFRS tangible capital employed / External debt including preference shares and direct capital instruments (DCI)

Low interest rate environment

We are required to disclose the impact of the continued low interest rate environment on our operations.

Some of the Group’s products, principally participating contracts, expose us to the risk that changes in interest rates will impact on profits through a change in the interest spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts). The primary markets where Aviva is exposed to this risk are the UK, France and Italy.

The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. Although we think it is reasonably likely that interest rates will rise, we still anticipate that they may remain below historical averages for some time. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.

Certain of the Group’s product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.

The UK participating business includes contracts with features such as guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. These liabilities are managed through duration matching of assets and liabilities and the use of derivatives, including swaptions. As a result, the Group’s exposure to sustained low interest rates on this portfolio is not material. The Group’s key exposure to low interest rates arises through its other participating contracts, principally in Italy and France. Some of these contracts also include features such as guaranteed minimum bonuses, guaranteed investment returns and guaranteed surrender values. In a low interest rate environment there is a risk that the yield on assets might not be sufficient to cover these obligations. For certain of its participating contracts the Group is able to amend guaranteed crediting rates. Our ability to lower crediting rates may be limited by competition, bonus mechanisms and contractual arrangements.

Details of material guarantees and options are given in note 40 of the IFRS financial statements. In addition, the following table, which includes amounts held for sale, summarises the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2013 for our Italian and French participating contracts, where the Group’s key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.78%	3.99%	63,407
Italy	2.21%	3.80%	11,246
Other[1]	N/A	N/A	41,073
Total	N/A	N/A	115,726
1	“Other” includes UK participating business

Profit before tax on General Insurance and Health Insurance business is generally a mixture of insurance, expense and investment returns. The asset portfolio is invested primarily in fixed income securities and the reduction in interest rates in recent years has reduced the investment component of profit. The portfolio investment yield and average total invested assets in our general insurance and health business are set out in the table below.

	Portfolio investment yield[1]	Average assets £m
2011	3.9%	18,978
2012	3.7%	18,802
2013	3.1%	18,352
1	Before realised and unrealised gains and losses and investment expenses

The nature of the business means that prices in certain circumstances can be increased to maintain overall profitability. This is subject to the competitive environment in each market. To the extent that there are further falls in interest rates the investment yield would be expected to decrease further in future periods.

Further information on the Group’s sensitivity to a reduction in interest rates is included in the sensitivity analysis in note 55 of the IFRS Financial Statements. This analysis shows an initial benefit to profit before tax and shareholders’ equity from a 1% decrease in interest rates due to the increase in market value of the backing fixed income securities. However, in subsequent years the reduction in portfolio yield would result in lower net investment income.

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

In managing capital we seek to:

■	maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;
■	manage our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■	allocate capital across the Group, to drive value adding growth through optimising risk and return; and
■	declare dividends with reference to factors including growth in cash flows and earnings.

In line with these objectives, the capital generated and invested by the Group’s businesses and its conversion to cash is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group’s business planning process and other primary internal performance and management information processes.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Accounting basis:

Capital employed by segment and financing of capital

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2013 £m	2012 £m
Long-term savings	11,224	11,429
General insurance and health	5,986	5,949
Fund management	237	225
Corporate and Other business[1]	(1,305)	(1,471)
United States	—	367
Total capital employed	16,142	16,499
Financed by:
Equity shareholders’ funds	7,964	8,204
Non-controlling interests	1,471	1,574
Direct capital instruments and fixed rate tier 1 notes	1,382	1,382
Preference shares	200	200
Subordinated debt	4,370	4,337
External debt	755	802
Total capital employed	16,142	16,499
1	Corporate and other business includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL).
2	Internal capital management mechanisms in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
3	Certain subsidiaries, subject to satisfying standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s-length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 2013 we had £16.1 billion (2012: £16.5 billion) of total capital employed in our trading operations measured on an IFRS basis.

In July 2013 we issued €650 million of Lower Tier 2 subordinated debt callable in 2023. This was used to repay a €650 million Lower Tier 2 subordinated debt instrument at its first call date, in October 2013. On a net basis, these transactions did not impact on Group IGD Solvency and Economic Capital measures.

Regulatory capital – overview

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times.

This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our business in Canada a risk charge on assets and liabilities approach is used.

Regulatory capital – Group

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	2013 £bn	2012 £bn
Insurance Groups Directive (IGD) capital resources	5.8	8.6	14.4	14.4
Less: capital resources requirement	(5.8)	(5.0)	(10.8)	(10.6)
Insurance Group Directive (IGD) excess solvency	—	3.6	3.6	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.2 billion since 31 December 2012 to £3.6 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2012	3.8
Adjusted operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.5)
Market movements including foreign exchange[1]	(0.4)
Pension scheme funding	(0.1)
Disposals	0.2
Poland pension legislative changes	(0.3)
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 31 December 2013	3.6
1	Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Regulatory capital – UK Life with-profits fund

The available capital of the with-profits funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profits funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 31 December 2013 and 31 December 2012.

						2013	2012
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrange- ment[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	15.6	(15.6)	—	1.1	(0.2)	0.9	0.3
OWPSF	2.8	(2.4)	0.4	—	(0.1)	0.3	0.2
WPSF[4]	16.9	(15.4)	1.5	—	(0.3)	1.2	1.3
Aggregate	35.3	(33.4)	1.9	1.1	(0.6)	2.4	1.8
1	These realistic liabilities include the shareholders’ share of accrued bonuses of £0.1 billion (31 December 2012: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of accrued bonuses are £33.4 billion (31 December 2012: £36.0 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively (31 December 2012: £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2012 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3	This support arrangement represents the reattributed estate (RIEESA) of £1.1 billion at 31 December 2013 (31 December 2012: £0.7 billion) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations).
4	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.5 billion and therefore does not impact the realistic inherited estate.

Investment mix

The aggregate investment mix of the assets in the three main with-profits funds at 31 December 2013 was:

	2013%	2012%
Equity	29%	23%
Property	12%	16%
Fixed interest	49%	51%
Other	10%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 70% in NWPSF and OWPSF, and 73% in WPSF.

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

Solvency II

Following the provisional agreement between the European Parliament, European Council and European Commission in November 2013 on the Omnibus II Directive, there is now a widespread expectation that Solvency II will come into effect on 1 January 2016, based on the European Commission’s Directive – also in November 2013 – that postpones the implementation to that date.

Aviva continues to actively participate in the development of the Level 2 and Level 3 text that will establish the technical requirements governing the practical application of Solvency II through the key European industry working groups, and by engaging with the PRA and HM Treasury throughout. This includes consideration of the role of transitional arrangements once Solvency II comes into effect.

Rating agency

Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, leverage, liquidity and fixed charge cover ratios) and non-financial factors (e.g. strategy, competitive position, and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.

The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard and Poor’s is A+ (strong) with a Stable outlook; A1 (good) with a Stable outlook from Moody’s; and A (excellent) with a Stable outlook from A.M. Best.

Financial flexibility

The Group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.3 billion, the majority of which was held within Aviva Group Holdings Limited at the 2013 year end, the Group also has access to unutilised committed credit facilities of £1.5 billion provided by a range of leading international banks.

This page is intentionally left blank.

Governance

In this section
Chairman’s governance letter	36
Board of directors	38
Group Executive	42
Directors’ and Corporate governance report	45
Directors’ remuneration report	63

35

Chairman’s governance letter

Dear shareholder

The role of the Board is to set the tone from the top on the Group’s governance, culture and values.

The Board ensures through its oversight that the Group’s values are adhered to in everything we do. We care about our customers and endeavour to ensure that we provide them with products that meet their needs and that their dealings with us are undertaken in an efficient, simple and fair manner.

For the Board and Board committees this means ensuring we have high standards of internal control and risk management; that we comply with all relevant laws and regulations; that we run our businesses with integrity; that we use our capital efficiently; that we deliver on our strategy; and that we always put our customers first. If we can be consistent in all of these areas we will be able to deliver strong, sustainable returns to our shareholders.

Our values were in action during the year when we found evidence of late allocation of trades on a number of funds within Aviva Investors. The Audit Committee led a thorough investigation of the issue and reviewed the potential financial impact on the investors in the funds, and has agreed and monitored the implementation of measures to improve the controls to prevent a reoccurrence. We engaged the relevant authorities at an early stage and have kept them fully apprised of the issue. We are taking steps to ensure that customers will not ultimately be disadvantaged as a result of these breaches of the dealing policy.

Key activities during 2013

Board

The Board has delegated greater authority to its committees during 2013; including expanding the remit of what is now the Governance Committee, and now receives more extensive reporting from the committees. This has allowed the Board to concentrate more on strategy; financial strength and performance; risk management; internal controls and compliance; and succession planning. I believe the Board and Management have made good progress in achieving the turnaround aims we set at the beginning of the year. We have agreed a realistic and achievable strategy and plan for the coming years.

Audit Committee

The Audit Committee has continued to monitor the integrity of the Company’s financial statements; the system of internal controls and issues arising through internal audits. It has an open and transparent relationship with the Company’s auditor. One area of focus for the committee throughout the year has been the oversight of the project to ‘raise the bar’ on the internal control environment and the committee is satisfied that good progress is being made. Glyn Barker, the committee chairman also commissioned an external evaluation of the quality and effectiveness of the Group’s internal audit function and the committee. The significant issues discussed by the committee during the year are disclosed in the Audit Committee report in the annual report and accounts in line with the new requirements in the UK Corporate Governance Code.

Governance Committee

During the year we reviewed the purpose and responsibilities of the Corporate Responsibility Committee and decided to significantly expand its remit. It has been renamed the Governance Committee and now covers the following areas:

■	Shareholder (Governance);
■	Regulatory and Government;
■	Reputation;
■	Customer; and
■	People and Community.

The key activities that the committee has undertaken during the year include: strengthening subsidiary governance; monitoring reputational issues; initiating a programme of work to develop a greater insight into product governance; reviewing and contributing to the development of the Customer and People theses and reviewing and approving the Group’s Corporate Responsibility Plan.

Nomination Committee

The Nomination Committee led the process for the appointment of Michael Mire and Patricia Cross as non-executive directors and has also considered and recommended to the Board a number of committee membership changes and Sir Adrian’s appointment as senior independent director. We are conscious that we currently have only 18% female representation on the Board and increasing this is a priority for the committee. The committee has considered each non-executive director’s independence and each director’s contribution to the Board during the year, and their suitability for election or re-election at the 2014 AGM, and fully supports the election or re-election of all Board members.

Remuneration Committee

Directors’ remuneration continues to be an area of focus for investors and a hot topic in the media. Further to the work carried out following the 2012 AGM, and with the mandatory vote on remuneration policy being introduced this year, the committee has spent considerable time reviewing our remuneration policy and we engaged with institutional investors ahead of publishing the Group’s policy in this report. I believe that the policy is clear and aligns executive remuneration with the Company’s performance and shareholder outcomes. I hope that you will support the policy at this year’s AGM.

Risk Committee

During the year the Group was designated a Global Systemically Important Insurer (G-SII), which brings the Group within scope of the policy requirements issued by the International Association of Insurance Supervisors (IAIS). The consequences of this include the development by July 2014 of a Systemic Risk Management Plan; the development of recovery and resolution plans; and from January 2019 additional loss absorbency capital requirements, if the Group remains a G-SII.

The committee has closely monitored the Group’s capital and liquidity position throughout the year and reviewed all significant transactions with a capital and liquidity impact ahead of Board approval. This included the sale of the US life business and actions taken to reduce leverage. The committee continues to monitor plans to achieve compliance with Solvency II and the EIOPA interim measures effective 1 January 2014.

UK Corporate Governance Code

The Company has adopted the new provisions of the 2012 version of the UK Corporate Governance Code (the Code), and is compliant with all provisions. We disclose details of how we comply with the Code throughout the Directors’ and Corporate Governance Report and the Directors’ Remuneration Report in the annual report and accounts.

Subsidiary governance

Governance is important at all levels of the organisation. We apply many of the provisions of the Code to our subsidiaries to ensure that we maintain the same high standards of governance throughout the Group. We have appointed non-executive directors to the boards of all our principal subsidiaries and each principal subsidiary also has a board audit and risk committee. This strengthens the degree of oversight and challenge to the business and also provides a mechanism for information flows up and down the organisation both between management and non-executive directors, and subsidiary and Group non-executive directors.

John McFarlane

Chairman

5 March 2014

Board of directors

Board of directors

We have a strong, experienced and diverse Board with a good balance of skills.

John McFarlane

Chairman

b.1947

John was appointed to the Board in September 2011 and became Chairman on 1 July 2012. He chairs the Nomination Committee.

He has recently been appointed Chairman of FirstGroup plc (transport operator), and is a Non-Executive Director of Westfield Holdings Ltd (retail mall developer and operator) and Old Oak Holdings Ltd (financial holding company).

Previously, John was Chief Executive Officer of Australia and New Zealand Banking Group Ltd (banking), Executive Director at Standard Chartered plc (banking), Managing Director of Citicorp Investment Bank Ltd and later head of Citicorp and Citibank in the UK and Ireland (banking).

Formerly a Non-Executive Director of National Westminster Bank plc (banking), The Royal Bank of Scotland Group plc (banking), the London Stock Exchange and Capital Radio plc (media). He was also a Non-Executive Director of the Securities Association (UK securities regulator), the Auditing Practices Board (auditing regulator) and the Business Council of Australia.

He has extensive experience in banking, including investment, corporate and retail banking, and in general management, insurance, strategy, risk and cultural change.

Mark Wilson

Group Chief Executive Officer

b.1966

Mark joined the Board in December 2012 and became Group Chief Executive Officer on 1 January 2013.

He was formerly Chief Executive Officer and President of AIA Group (insurance) which he repositioned into the leading pan-Asian insurance company, improved its market valuation and successfully navigated the company through the global financial crisis and prepared it for an IPO. The company emerged as a stronger and significantly more valuable independent entity, leading to the largest IPO in corporate history in Hong Kong.

Mark was previously Chief Executive Officer of AXA China and Chief Executive Officer of AXA South East Asia (insurance). He also held a number of senior management positions at National Mutual (insurance) in New Zealand, where he progressed through many of the major business functions, gaining a deep and broad knowledge of the business.

Mark has over 25 years of operational and executive experience in the insurance industry across life assurance, general insurance and asset management, in both mature and growth markets. He has extensive experience of leading major international insurance companies and has an excellent track record as a focused and inspirational business leader.

Patrick Regan

Chief Financial Officer

b.1966

Patrick joined the Board in February 2010 as Chief Financial Officer.

He is currently a member of the supervisory board of Delta Lloyd NV (insurance) which was formerly an associate company of Aviva plc.

Prior to joining Aviva, Patrick had been Group Chief Financial Officer and Chief Operating Officer at Willis Group (insurance). He was also Chairman of Willis Capital Markets and Advisory, the investment banking business which he established.

Patrick was also Group Financial Controller at Royal & Sun Alliance plc (insurance), and finance and claims director for UK general insurance at AXA SA (insurance). He began his career in General Electric Capital (financial services), and at Grant Thornton (professional services).

Patrick has extensive global experience in various executive functions within the insurance industry. He has been instrumental in improving the Group’s financial strength, resilience and performance against the backdrop of a challenging macroeconomic and regulatory environment.

Patrick resigned on 22 January 2014 and will step down from the Board and leave the Group on 28 March 2014.

Sir Adrian Montague, CBE

Senior Independent Director

b.1948

Sir Adrian was appointed to the Board in January 2013 and became Senior Independent Director in May 2013. He is a member of the Audit, Governance and Nomination Committees.

He is currently Chairman of 3i Group plc (private equity), Anglian Water Group Ltd (utilities) and The Point of Care Foundation (charity) and a non-executive director of Skanska AB (construction) and Cellmark Holdings AB (forest products).

He was formerly Chairman of Friends Provident plc (life insurance), British Energy Group plc (utilities), Michael Page International plc (recruitment), and Cross London Rail Links Ltd (Crossrail) and was formerly Deputy Chairman of Network Rail Ltd (railway network provider), Partnerships UK plc (public private partnership) and UK Green Investment Bank plc (investment bank).

He was also previously Chief Executive of the Treasury Taskforce and a trustee of Historic Royal Palaces.

Sir Adrian has significant experience in the financial services industry and in government and regulatory circles.

He is a qualified solicitor and was formerly a partner at Linklaters & Paines.

Glyn Barker

Independent Non-Executive Director

b.1953

Glyn was appointed to the Board in February 2012 and is Chairman of the Audit Committee and a member of the Risk and Nomination Committees.

He is currently Chairman of Irwin Mitchell (law firm), a Non-Executive Director of Transocean Limited (offshore drilling), Berkeley Group Holdings plc (construction) and a trustee of English National Opera.

He was formerly Vice Chairman, UK of PricewaterhouseCoopers LLP with responsibility for leading the executive team for Europe, Middle East, Africa and India region following a long and successful career with the firm.

Glyn has extensive experience as a business leader and a trusted adviser to FTSE100 companies and their boards on a wide variety of corporate and financial issues.

He possesses a deep understanding of accounting and regulatory issues together with in-depth transactional and financial services experience.

Gay Huey Evans

Independent Non-Executive Director

b.1954

Gay was appointed to the Board in October 2011, is a member of the Risk, Remuneration and Nomination Committees, and chaired the Governance Committee until February 2014.

She is currently a Non-Executive Director of ConocoPhillips (exploration and production), Falcon Private Wealth Ltd (wealth management), Bank Itau BBA International Ltd (banking), and the Financial Reporting Council. Gay is also a member of the management board of the panel of finance experts of the Panel of Recognised International Market Experts in Finance and a Trustee of Wellbeing of Women (UK).

She was formerly Chairman of the Board of International Swaps and Derivatives Association, Inc (ISDA), Vice Chairman, Investment Banking & Investment Management at Barclays Capital (banking), a Non-Executive Director of The London Stock Exchange Group plc (stock exchange) and a trustee of The Wigmore Hall Trust (charity). Prior to that, Gay held senior management positions at Citi Alternative Investments (investments) and Bankers Trust Company (banking).Gay has over 30 years of experience within the financial services industry, having held key positions in government and in a number of global financial and banking institutions and the Financial Services Authority (regulatory predecessor to the PRA and FCA).

Michael Hawker, AM

Independent Non-Executive Director

b.1959

Michael was appointed to the Board in January 2010 and is Chairman of the Risk Committee and a member of the Audit and Nomination Committees.

He is currently a Non-Executive Director of Macquarie Group Ltd, Macquarie Bank Ltd (banking) and Washington H Soul Pattinson and Company Ltd (investment).

Michael is Chairman and Non-Executive Director of the Australian Rugby Union and SANZAR Pty Ltd (rugby union) and is a member of the International Rugby Board Council and Executive Committee.

With respect to medical research, Michael is Chairman of The George Institute for Global Health (research institution).

He was formerly Chief Executive and Managing Director of Insurance Australia Group (insurance), Group Chief Executive of business and consumer banking at Westpac Banking Corporation (banking) and Chairman of the Insurance Council of Australia (insurance representative body).

Michael brings to the Board a wealth of knowledge and experience gained over a long career in the banking and insurance industries, in both executive and non-executive roles in Europe, Asia and Australia.

Patricia Cross

Independent Non-Executive Director

b.1959

Patricia joined the Board in December 2013. She chairs the Remuneration Committee and is a member of the Audit and Nomination Committees. She is currently a Non-Executive Director of Macquarie Group Limited (banking) and Macquarie Bank Ltd (banking). She is a Director of the Grattan Institute (Australian think tank) and an Ambassador for the Australian Indigenous Education Foundation (charity).

Patricia was formerly a Non-Executive Director of Qantas Airways Ltd (airline) and National Australia Bank Ltd (NAB) (financial services). She was a Non-Executive Director at Wesfarmers Ltd (conglomerate including insurance), Suncorp-Metway Ltd (insurance and banking) and AMP Ltd (wealth management and life insurance). She was formerly Chairman of the Qantas Superannuation Fund (pension fund), Deputy Chairman of Victoria’s Transport Accident Commission (statutory insurer, Australia) and served in honorary Australian Government roles including the Australian Financial Centre Forum and the Financial Sector Advisory Council, as well as on numerous charities.

She was also Executive General Manager, wholesale banking and finance at NAB, and held a number of senior executive positions at Chase Manhattan Bank and Banque Nationale de Paris (banking).

Patricia has significant experience as both an executive and non-executive director across a wide range of financial services and other regulated industries in the US, Europe and Australia.

Michael Mire

Independent Non-Executive Director

b.1948

Michael was appointed to the Board in September 2013 and is a member of the Governance, Risk and Nomination Committees.

He is currently the Senior Independent Director at the Care Quality Commission (the UK’s independent hospital and adult social care regulator).

Michael was a senior partner at McKinsey & Company (consultancy) where he worked for more than 30 years until July 2013. Initially an associate in the financial services practice at McKinsey, he became a partner in 1984 and senior partner in 1991 and his career focused on financial services, retail and transformation programmes.

He started his career at N M Rothschild (financial advisers) in 1970 as an analyst and then a foreign exchange dealer and spent three years seconded to the Central Policy Review Staff (now the Number 10 Policy Unit) to work on major initiatives including industrial policy and social security reform.

Michael has extensive experience of advising companies on the implementation of transformation programmes and also has an in-depth understanding of the financial services sector.

Bob Stein

Independent Non-Executive Director

b.1949

Bob was appointed to the

Board in January 2013 and is

a member of the Nomination, Risk and Remuneration Committees.

He is currently a Non-Executive Director and Chair of the audit committee of Assurant, Inc (US specialty insurance) and is a trustee emeritus of the Board of trustees of the US Actuarial Foundation.

Bob spent most of his working life at Ernst & Young (accountancy) in the US, where he held a number of managing partner roles including actuarial, insurance and financial services practices in the US and globally, culminating in being Managing Partner, Global Actuarial Practice.

Bob brings significant accounting and financial services experience to the Board.

Scott Wheway

Independent Non-Executive Director

b.1966

Scott was appointed to the Board in December 2007, is Chairman of the Governance Committee and is a member of the Audit and Nomination Committees.

He is currently a Non-Executive Director of Santander UK plc (retail bank).

He was formerly Chief Executive Officer of Best Buy Europe (retail services), director of The Boots Company plc (now known as The Boots Company Ltd) (pharmacy), Managing Director and Retail Director of Boots the Chemist at Alliance Boots plc and Director of the British Retail Consortium (trade association for the UK retail industry). He has previously held a number of senior executive positions at Tesco plc, including Chief Executive of Tesco in Japan.

Scott has a wealth of business experience in the retail sector and his understanding of customer priorities has been greatly beneficial in driving the customer agenda and excellence in customer service within the business. He has chaired the Remuneration Committee with vigour and has rebuilt the Group’s standing with its significant investors in relation to the Group’s remuneration policy. Following the issues raised at the 2012 Annual General Meeting, he led an extensive consultation exercise with the Company’s major shareholders and a significant review of the Group’s remuneration policies and practices.

Group executive

Group executive

Mark Wilson Group Chief Executive Officer b.1966 Go to page 39 to read the full biography.	Patrick Regan Chief Financial Officer b.1966 Go to page 39 to read the full biography.	The Group executive is made up of the executive directors and the senior executives whose biographies are below. The Group executive meets broadly twice a month as a forum for the Group CEO to discuss the strategic, financial, reputational and commercial aspects of the Group. The forum does not have decision-making authority in its own right and authority rests with each of the members (within their respective remits), subject to the control and oversight of the Board.

Nick Amin

Group Transformation Director

b.1956

Nick joined as Group Transformation Director in April 2013 and currently has responsibility for Group Operations. He has a strong international background in consumer banking and insurance, having most recently held a number of senior management roles within AIA Group. He has significant experience of general management, business operations and transformation projects over a 40 year career history.

Within the AIA Group, he was Executive Vice President and Group Chief Administration Officer, responsible for the execution of AIA’s transformation strategy which resulted in AIA’s successful IPO; Senior Vice President and Chief Transformation Officer; and Senior Vice President, strategic initiatives. He was previously an advisory principal to buy-side private equity transactions, most recently in Asia but also previously in the UK and Europe. He was also previously President and Chief Operating Officer at CIGNA Asia Pacific and senior vice president and Chief Executive Officer of CIGNA Latin America, and has held a number of management roles at Citibank within Europe.

David Barral

Chief Executive Officer, Aviva UK & Ireland Life Insurance

b.1962

David joined Aviva in 1999 and is Chief Executive Officer, Aviva UK & Ireland Life.

He was previously Aviva’s Director of Independent Financial Advisor Business and was appointed Distribution Director in 2005 covering independent financial advisor (IFA), retail, partnership and employee benefit channels. In 2008 he was appointed Marketing Director and led the Aviva rebrand for the UK Life business and then became Chief Operating Officer for Aviva UK Life responsible for customer propositions, pricing and customer operations. During his time at Aviva, he has spearheaded much of the UK Life and pensions business’ activities to champion the customer, including supporting a move to the open market option for UK annuity customers.

David has 20 years in financial services including roles in sales, marketing, operations and business transformation at organisations including Eagle Star, Prudential and Morgan Grenfell.

Paul Boyle, OBE

Chief Audit Officer

b.1959

Paul joined Aviva in November 2010 as Chief Audit Officer.

He is also currently a director of the Financial and Legal Skills Partnership and JSSP (licensed sector skills councils).

Paul was the first Chief Executive of the Financial Reporting Council (FRC), the UK’s independent regulator responsible for promoting confidence in corporate reporting and governance.

Whilst in this role, he led the establishment of the International Forum of Independent Audit Regulators, serving as its Chairman and Vice Chairman.

Before joining the FRC, he was a member of the leadership team at the Financial Services Authority (regulatory predecessor to the PRA and FCA), serving as Chief Operating Officer.

He has also held senior management roles in WH Smith Group plc and Cadbury Schweppes plc.

Kirstine Cooper

Group General Counsel and Company Secretary

b.1964

Kirstine joined Aviva in 1991 and is the Group General Counsel and Company Secretary and heads the Office of the Chairman.

She established the legal and company secretarial function as a global team and is responsible for the provision of legal services to the Group, legal risk management, and compliance with UK and US listing requirements.

She also supports the Chairman and the Board in the discharge of their responsibilities.

Kirstine is a lawyer and held a number of legal roles within Aviva’s legacy companies before leading the property division of General Accident and the Group legal function of CGU for eight years.

She was formerly Deputy Group Company Secretary and Legal Counsel of Aviva plc before securing her current role. She currently sits as a director on the boards of Aviva Insurance Limited and Aviva France SA.

Christine Deputy

Group HR Director

b.1965

Christine joined Aviva in March 2013 as the Group HR Director with responsibility for developing the global HR strategy.

Christine has a significant track record of leading human resources functions and being responsible for the delivery of successful cultural change programmes across a number of businesses.

She was most recently head of HR, global retail and business banking at Barclays where she took a leadership role in the cultural change programme.

She was formerly senior vice president, Chief Human Resources Officer at Dunkin’ Brands Group; held a number of roles at Starbucks Coffee Company, culminating in being Vice President, Partner Resources, Asia Pacific and Greater China Regions, and held a number of roles at Thomas Cook Group (Canada) culminating in being Vice President Human Resources.

Amanda Mackenzie, OBE

Chief Marketing and Communications Officer

b.1963

Amanda joined Aviva in 2008 to oversee the rebrand from Norwich Union and to set up a global marketing and communications function.

She has responsibility for customer, marketing, brand, corporate & public affairs and corporate responsibility. She is also the executive sponsor for diversity.

Amanda has a BSc in Psychology from the University of London, is a graduate of the Insead Advanced Management Programme, a Life Fellow of the RSA and Fellow and past President of the Marketing Society. Amanda has over 25 years of commercial experience, including director roles at British Airways

Airmiles, BT and British Gas. She is also a Non-Executive Director and audit committee member of Mothercare Plc.

She is on the board of the National Youth Orchestra and is a member of Lord Davies’ steering group to increase the number of women on boards.

Amanda was awarded an OBE in the 2014 New Year Honours List for services to marketing.

John Lister

Group Chief Risk and

Capital Officer

b.1958

John joined Aviva in 1986 and is the Group Chief Risk and Capital Officer with responsibility for managing capital across Aviva, preparing the business for Solvency II and ensuring that an appropriate risk management framework is in place.

He has more than 25 years’ experience working in the UK Life business. He is an actuary and spent the first nine years of his career in a variety of senior actuarial roles across the UK Life business before becoming its Chief Actuary in 2005. In 2009 John became Finance Director of Aviva UK Life, and in July 2012 he was appointed Group Chief Risk and Capital Officer.

David McMillan

Chief Executive Officer,

Aviva Europe

b.1966

David joined Aviva in November 2002 and is Chief Executive Officer, Aviva Europe with accountability for the Group’s businesses in Italy, Lithuania, Poland, Spain and Turkey. He is also Chairman of Aviva France SA.

He was previously Group Transformation Director with responsibility for managing the implementation of Aviva’s strategic plan across the Group, refocusing and optimising the Group’s business portfolio, achieving financial strength, improving performance, and building a high-performance ethic across Aviva. He was previously Chief Executive Officer, Aviva UK General Insurance, Chief Operating Officer for Aviva UK General Insurance, Chairman of Aviva Global Services and Non-Executive Director of Aviva Health. He began his career with Aviva as Director of Partnerships (bancassurance).

David has 12 years’ experience in management consulting with PricewaterhouseCoopers LLP where he led projects spanning mergers and acquisitions, retail banking, organisational strategy and change.

Euan Munro

Chief Executive Officer,

Aviva Investors

b.1970

Euan joined Aviva in January 2014 and is Chief Executive Officer, Aviva Investors with responsibility for capitalising on Aviva Investors expertise in managing Aviva’s own funds, becoming a stronger third party manager and increasing Aviva Investors profit contribution to the Group. He was most recently global head of multi-asset investing and fixed income teams at Standard Life Investments with responsibility for the management of all the assets of Standard Life Assurance Company and Standard Life Investments’ fixed income and multi-asset investment funds. He was also a member of Standard Life Investments’ board and Standard Life plc’s executive leadership team. Euan has significant experience in fixed income and multi-asset management in an insurance environment.

Khor Hock Seng

Chief Executive Officer,

Aviva Asia

b.1959

Khor joined the Group as Chief Executive Officer, Aviva Asia in March 2013. Khor was formerly Chief Executive and Managing Director of AIA’s Malaysian business and regional executive. From 2008 he successfully drove the transformation of AIA Malaysia leading the business to capitalise on development opportunities, generating strong growth in value and cash flow, despite the difficult economic environment. He has over 30 years of insurance experience with roles in actuarial, operations, sales & marketing and general management at Manulife, Hong Leong, British American Life & General and Malaysian American Insurance. This experience gives him a deep business understanding and extensive knowledge of the Asian market and culture which is critical to our success in the region.

Maurice Tulloch

Chief Executive Officer, Aviva UK & Ireland General Insurance

b.1966

Maurice joined Aviva in 1992 and is Chief Executive Officer, Aviva UK & Ireland General Insurance with responsibility for leading Aviva’s largest general insurance business.

He was previously President and Chief Executive Officer of Aviva Canada with responsibility for the strategic direction and operation of Canada’s second largest property and casualty insurer. Prior to that he was Executive Vice President and Chief Operating Officer, Aviva Ontario and specialty distribution and has held several senior management positions in the Group.

Prior to moving to the UK Maurice was Chair of the

Insurance Bureau of Canada (IBC), the Property & Casualty Insurance Compensation Corporation (PACICC) Board, and the Insurance Institute

of Canada (IIC) Board and a member of a number of other Canadian insurance bodies.

Jason Windsor

Chief Strategy and

Development Officer

b.1972

Jason joined Aviva in August 2010 and is the Chief Strategy and Development Officer. He has responsibility for the development of Aviva’s strategic agenda and plans as well as the ongoing monitoring of the financial performance of the Group’s portfolio of businesses.

He also oversees the Group’s mergers, acquisitions and disposals activity and has led the Group’s recent disposal programme, including the sale of Aviva USA.

Jason was previously Strategy and M&A Director with responsibility for M&A, the Group’s strategic plan and the oversight of Aviva’s Investor Relations function.

Prior to joining Aviva, he was Managing Director in the Financial Institutions Group at Morgan Stanley, with responsibility for the European asset management sector. He also had periods of responsibility for regulatory capital and funding for financial institutions, and a period with a focus on project finance in Asia.

Jason has spent his entire career in financial services, building significant knowledge of insurance, asset management and banking.

Directors’ and Corporate governance report

Corporate governance report

This Report sets out the role and activities of the Board and explains how the Group is governed.

The UK Corporate Governance Code

As a UK premium listed company, Aviva seeks to comply with the UK Corporate Governance Code 2012 (the Code).

Further details of how the Company has applied the Code principles, and complied with its provisions, are set out in this Report and the Directors’ Remuneration Report.

Further information on the Code can be found on the Financial Reporting Council’s website at www.frc.org.uk.

It is the Board’s view that the Company has been fully compliant throughout the accounting period with the relevant provisions of the Code.

The Board

The Board’s role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board believes that a strong system of governance throughout the Group is essential to help the business run smoothly and to aid effective decision making and support the achievement of the Group’s objectives.

The Board is responsible to shareholders for promoting the long-term success of the Company and, in particular, for setting the Group’s strategic aims, monitoring management’s performance against those strategic aims, setting the Group’s risk appetite and ensuring the Group is adequately resourced and that effective controls are in place. The Board also sets the values, and supports the culture, of the Group.

The specific duties of the Board are clearly set out in its terms of reference which address a wide range of corporate governance issues and list those items that are specifically reserved for decision by the Board. Matters requiring Board approval include:

■	Group strategy and business plans
■	Financial reporting and controls, capital structure and dividend policy
■	Group risk appetite and framework
■	Remuneration policy
■	Significant transactions and expenditure
■	Corporate governance issues (e.g. appointment and removal of the Group Company Secretary and Chief Risk and Capital Officer (CRCO), Board and committee succession planning and the constitution of Board committees)

The Board’s terms of reference also set out those matters that must be reported to the Board, such as senior leadership changes, significant litigation or material regulatory breaches, and explain how matters requiring consideration by the Board that arise between scheduled meetings should be dealt with.

The directors

As at the date of this Report the Board comprises the Chairman, Group Chief Executive Officer (Group CEO), Chief Financial Officer (CFO) and eight Independent Non-Executive Directors (NEDs). The following charts show the balance of the Board between executive and non-executive representation, length of tenure and the diversity of the Board in terms of gender and nationality.

The Board’s policy is to appoint and retain non-executive directors, who can apply their wider business knowledge and experiences to their oversight of the Group, and to review and refresh regularly the skills on the Board. In line with Code requirements regarding the independence of NEDs, Russell Walls and Richard Goeltz retired from the Board on 8 May 2013 having completed nine years’ service. The Report of the Nomination Committee sets out the work carried out during the year on succession planning which culminated in the appointment of Michael Mire and Patricia Cross as NEDs in

September and December 2013 respectively. Committee membership is also regularly refreshed and a number of changes have recently been implemented.

NEDs need to be able to present objective, rigorous and constructive challenge to management, drawing on their wider experiences to question assumptions and viewpoints and where necessary defend a given position. The NEDs should also assist management in the development of the Company’s strategy. To be effective, a NED needs to acquire a sound understanding of the industry and the Company so as to be able to evaluate properly the information provided. All of the current directors were subject to a formal performance evaluation. The Board, having considered the matter carefully, is of the opinion that all of the current NEDs are independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Scott Wheway, who has served on the Board for six years, was subject to a particularly rigorous review of his independence. Accordingly, over half of the Board members, excluding the Chairman, are independent NEDs. Biographical details including a summary of the skills and experience the directors bring to the Board are set out on pages 39 to 41.

Each NED must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively. On average, the NEDs spend at least 41 days a year on Company business, with the chairmen of the Audit, Risk, Governance and Remuneration Committees spending substantially more. The Chairman has recently been appointed as Chairman of FirstGroup plc. The Nomination Committee reviewed the time commitment required for the role and had no objection to the Chairman taking up this appointment.

The Chairman and Group CEO

Role profiles are in place for the Chairman, John McFarlane and the Group CEO, Mark Wilson, which clearly set out the duties of each role. The Chairman’s priority is leadership of the Board and ensuring its effectiveness; the Group CEO’s priority is the management of the Group. The Board has delegated the day-to-day running of the Group to the Group CEO within certain limits, above which, matters must be escalated to the Board for consideration and approval.

Senior Independent Director

Sir Adrian Montague became the Senior Independent Director on 8 May 2013 when Richard Goeltz retired from the Board. The role of a senior independent director is to provide a sounding board for the Chairman, to serve as an intermediary for the other directors where necessary and to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. During the year, the NEDs, led by Richard Goeltz and then Sir Adrian Montague, have met several times without the Chairman present and Sir Adrian Montague led the review of the Chairman’s performance during the year.

Board activities during 2013

The work of the Board follows an agreed annual work plan and principally falls under six main areas. The following chart shows how the Board allocated its time during 2013.

The Board monitored the performance of the Group and its compliance with the governance framework described below through regular:

■	Group CEO reports, which included updates on the implementation of the revised strategy and the new theses; updates on ongoing corporate transactions and disposals; reports on financial performance; changes in senior management; regulatory developments; and the control environment
■	CFO reports, which included the financial results and forecasts; reports on operational performance; competitor results; the Group’s operational plan; treasury activities; and progress against Solvency II
■	Reports from the CRCO on the Group’s capital and liquidity position; regulatory issues; risk appetite; and compliance with business standards and controls
■	Reports and recommendations from each Board committee
■	Presentations from business units and functions

As part of its annual work plan, the Board reviewed and approved all financial results announcements, the Annual report and accounts, the operational plan and dividend payments, all changes to the composition of the Board and its committees, and received regular updates on progress against the strategy and the transformation programme.

In addition, the Board undertook the following specific activities during the year:

■	Approved the disposal of the Group’s remaining holding in Delta Lloyd N.V.
■	Approved a proposal to reduce the complexity of the Group’s corporate structure to give a greater degree of direct control over subsidiaries
■	Agreed a new strategy and the four strategic theses
■	Agreed a new set of values and behaviours to support a culture that will enable the Group to achieve the strategy
■	Approved an early repayment of £300 million of the intra-Group loan to reduce internal debt
■	Approved the final terms of the disposal of the US Life business
■	Approved a new, sustainable dividend policy
■	Approved the entering into of negotiations with Pt Astra International Tbk to set up a joint venture life insurance company in Indonesia

The Board held one meeting in Canada during the year to gain a deeper understanding of the operations of the Canadian business.

Board effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation each year in order to assess how well the Board, its committees, the directors and the Chairman are performing. The aim is to improve the effectiveness of the Board and its committees and the Group’s overall performance. For the 2013 evaluation an external review was facilitated by Independent Board Evaluation and supported by internal questionnaires to the Board committees. The results were discussed by the Board and each of the committees and actions agreed. Overall the Board was found to function well with a collaborative and professional atmosphere around the board table. Areas for greater Board focus in 2014 included making more time on the Board agendas for the evolving business strategy; adding diversity to the Board; and further developing the induction process for new directors. The focus for the Board committees in 2014 are detailed in each committee’s report.

Independent Board Evaluation have no other connection with the Company.

The review of the performance of the Chairman, led by the Senior Independent Director, concluded that the Chairman is an inclusive leader, welcoming contributions from all Board members and works well with the Group CEO. He has built a cohesive Board and continues to make a valuable contribution to Board discussions.

The Chairman and Independent Board Evaluation assessed the performance of the NEDs and the executive directors in their capacity as directors. The Chairman concluded that each director contributes effectively and demonstrates full commitment to his/her duties. To assess the Group CEO in respect of his executive duties a separate process was carried out by the Chairman and in respect of the CFO, by the Group CEO. The process involved measuring performance against each executive director’s role objectives.

Induction, training and development

The Board and the Chairman believe strongly in the development of all of its employees and directors and it is a requirement of each director’s appointment that they commit to continuing their development.

During the year, directors attended a number of internal training sessions, including sessions on economic capital, the Own Risk Solvency Assessment and stress and scenario testing. Training sessions have been built into the Board’s and committees’ work plans for 2014.

The Chairman ensures that all new directors receive a comprehensive induction programme tailored to their particular needs and which consists of several separate training sessions over a number of months. These include presentations from key members of senior management, visits to the Group’s main operating businesses and functions, and meetings with the external auditor and one of the Company’s corporate brokers.

Further or follow-up meetings are arranged where a director requires a deeper understanding on a particular issue. All new directors also receive induction materials, which include the current strategic and operational plan, recent Board and committee minutes and meeting packs, organisation structure charts, role profiles, a history of the Group, and relevant policies, procedures and governance material.

Directors’ attendance

The Company requires directors to attend all meetings of the Board and the committees on which they serve and to devote sufficient time to the Company in order to perform their duties. The attendance of the directors at the Board meetings held in 2013 is shown in the following table and the attendance at committee meetings is shown in the committee reports.

Board attendance 2013

Director	Number of meetings attended	Percentage attendance[1]
Glyn Barker	11	100%
Patricia Cross[3]	1	100%
Richard Karl Goeltz[4]	5	100%
Michael Hawker	11	100%
Gay Huey Evans[2]	9	82%
John McFarlane[2]	10	91%
Trevor Matthews	4	80%
Michael Mire[5]	4	100%
Sir Adrian Montague[6]	11	100%
Patrick Regan	11	100%
Bob Stein[7]	11	100%
Russell Walls[4]	5	100%
Scott Wheway[2]	10	91%
Mark Wilson[2]	10	91%
1	This shows the percentage of meetings which the director attended during the year whilst a member of the Board.
2	The director was unable to attend Board meeting(s) due to prior commitments, the meetings being called at short notice or where a conflict of interest prevented the director from taking part in the meeting.
3	Patricia Cross was appointed on 1 December 2013.
4	Russell Walls and Richard Karl Goeltz retired on 8 May 2013.
5	Michael Mire was appointed on 12 September 2013.
6	Sir Adrian Montague was appointed on 14 January 2013.
7	Bob Stein was appointed on 28 January 2013.

During 2013, there were 11 Board meetings held, of which, eight were scheduled Board meetings and three were additional Board meetings called at short notice. In addition the Board delegated responsibility for certain items, such as giving final approval to proposals broadly agreed by the full Board, to specially created committees of the Board which met seven times during 2013.

The Chairman and the NEDs met several times in the absence of the executive directors and the NEDs met in the absence of the Chairman, including one meeting chaired by the Senior Independent Director to appraise the Chairman’s performance.

Conflicts of interest

In line with the Companies Act 2006, the Company’s articles of association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider in good faith will be most likely to promote the Company’s success. The Board’s procedure to regularly review and approve actual and potential conflicts of interest as they arise, and prior to the appointment of new directors, operated effectively during the year.

Governance structure

The Board is responsible for promoting the long-term success of the Company for the benefit of shareholders. This includes ensuring that an appropriate system of governance is in place throughout the Group. To discharge this responsibility, the Board has established frameworks for risk management and internal control using a ‘three lines of defence’ model and reserves to itself the setting of the Group’s risk appetite.

In-depth monitoring of the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations is delegated to the Audit Committee, the Risk Committee and the Governance Committee which report regularly to the Board. However, the Board retains ultimate responsibility for the Group’s systems of internal control and risk management and their effectiveness.

These frameworks play a key role in the management of risks that may impact the fulfillment of the Board’s objectives. They are designed to identify and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or losses. These frameworks are regularly reviewed and comply with the Financial Reporting Council’s Internal Control: Revised Guidance for Directors.

Risk Management Framework

The Risk Management Framework (RMF) is designed to identify, measure, manage, monitor and report the significant risks to the achievement of the Group’s business objectives and is embedded throughout the Group. The RMF has been in place for the year under review and up to the date of approval of the Annual report and accounts. It is codified through risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group’s worldwide operations. Further details on procedures for the management of risks are given in note 55.

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

The Board has delegated to the Group CEO the day-to-day management of the Company and approval of specific issues up to set financial limits, including limits on revenue and capital expenditure, reinsurance spend and the settlement of claims. In turn the Group CEO has delegated some of his authority to his direct reports. There is a similar delegated authority framework in place throughout the Group.

First line

Management are responsible for the application of the RMF, for implementing and monitoring the operation of the system of internal control and for providing assurance to the Audit Committee, the Risk Committee, the Governance Committee and the Board.

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

The CFO has established the Asset Liability Committee (ALCO) which assists him in discharging his responsibilities in relation to management of the Group’s balance sheet within risk appetite and to provide financial risk management oversight. This includes recommending financial and insurance risk appetites and limit frameworks, evaluating the asset and liability impact of strategies and business plans, financial risk oversight, monitoring and management of the Group’s capital and liquidity position, transaction risk oversight, stress and scenario testing, and identification of emerging financial risks.

The Disclosure Committee is chaired by the CFO and reports to the Audit Committee. It oversees the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports, including the consolidated financial statements. The results of the FRCF process are signed off by business unit Chief Executive Officers and Chief Financial Officers and compliance with the FRCF is reported to the Disclosure Committee and the Audit Committee.

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

To assist with the execution of his duties the CRCO has established the Operational Risk and Reputation Committee (ORRC) which oversees operational risks and reputational impacts arising from activities across the Group. It oversees the operational risk elements of the implementation and maintenance of the risk policies and business standards, the Group’s adherence to the Operational Risk Policy, and the adequacy and implementation of the RMF throughout the Group.

Third line

The Internal Audit function provides independent and objective assessment on the robustness of the RMF and the appropriateness and effectiveness of internal control to the Audit, Governance and Risk Committees, business unit audit committees and the Board. Further information on the activities of the Internal Audit function is contained within the Audit Committee Report.

Board oversight

The Risk Committee assists the Board in its oversight of risk and risk management across the Group and makes recommendations on risk appetite to the Board. The responsibilities and activities of the Risk Committee are set out in the Risk Committee Report.

The Audit Committee, working closely with the Risk Committee, is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company’s financial statements, the effectiveness of the system of internal financial controls and for monitoring the effectiveness, performance and objectivity of the internal and external auditors. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report.

The Governance Committee also works closely with the Risk Committee and is responsible for assisting the Board in its oversight of operational risk across the Group, particularly in respect of behavior and the Group’s relationship with customers.

The Audit, Governance and Risk Committees report regularly to the Board on their activities and make recommendations and escalate significant risk exposures to the Board as appropriate. They ensure that mitigating actions are taken when risks are, or are expected to move, out of appetite.

The chart overleaf shows the Board and committee structure that oversees the Company’s frameworks for risk management and internal control.

Further details on procedures for the management of risk operated by the Group are given in note 55.

Effectiveness of controls

To support an assessment of the effectiveness of the Group’s governance, internal control and risk management requirements, the Chief Executive Officer of each business unit is required to certify that:

■	There are sound risk management and internal control systems that are effective and fit for purpose in place across the business
■	Material existing or emerging risks within the business have been identified and assessed and the business operates in a manner which conforms to the minimum requirements outlined in Group risk policies and business standards

The Chief Risk Officer of each business unit must certify that:

■	The Risk function has reviewed and challenged the process supporting the business unit Chief Executive Officer’s certification, and is satisfied that it can provide reasonable assurance of the material accuracy and completeness of the business unit Chief Executive Officer’s assessment
■	No material gaps exist in the RMF, as it applies to the business unit

Any material risks not previously identified, control weaknesses or non-compliance with the Group’s risk policies and business standards or local delegations of authority, must be highlighted as part of this process. This is then supplemented by investigations carried out at Group level and ultimately a Group CEO and CRCO certification for Aviva plc.

The effectiveness assessment also draws on the regular cycle of assurance activity carried out during the year. The results of the certification process and details of any significant failings or weaknesses are reported to the Audit Committee and the Board annually to enable them to carry out an effectiveness assessment.

The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last carried out a full review of the effectiveness of the systems of internal control and risk management in March 2014, covering all material controls, including financial, operational and compliance controls and the RMF and processes. The necessary actions have been or are being taken to remedy any significant failings and weaknesses identified from these reviews.

Communication with shareholders

The Company places considerable importance on communication with shareholders and engages with them on a wide range of issues.

The directors have an ongoing dialogue and a programme of meetings with institutional investors, fund managers and analysts which are managed by the Company’s investor relations function. At these meetings a wide range of issues are discussed including strategy, financial performance, management, remuneration and governance, within the constraints of information already made public, to understand any issues of concern to investors. Shareholders views are regularly shared with the Board through the Group CEO and CFO’s reports and the Company’s corporate brokers also periodically brief the Board on investor views.

During the year, the Chairman and the Senior Independent Director met with the Company’s major institutional investors. In addition, the Senior Independent Director was available to meet with major investors to discuss any areas of concern that could not be resolved through normal channels of investor communication. In 2013 the Board, through the then Remuneration Committee chairman, consulted with institutional investors on executive remuneration, particularly on the proposed remuneration policy being put to shareholders for approval at the 2014 Annual General Meeting (AGM).

The AGM also provides a valuable opportunity for the Board to communicate with private shareholders. All serving directors attended the 2013 AGM except Bob Stein, who had a prior commitment on the date that arose before he joined the Board. There is a dedicated email address which shareholders can use to ask questions on the business of the AGM at aviva.shareholders@aviva.com. The dedicated email address is included in the shareholder information section of the Notice of AGM. A presentation on the Group’s performance is given at the AGM and is made available on the Company’s website after the meeting at www.aviva.com/agm. Whenever possible, all directors attend the AGM and shareholders are invited to ask questions related to the business of the meeting at the AGM and have an opportunity to meet with the directors following the conclusion of the meeting.

Nomination Committee report

Committee role and responsibilities

The Board strongly believes that good governance and strong, responsible, balanced leadership by the Board are critical to creating long-term shareholder value and business success. The committee assists the Board by regularly reviewing the composition of the Board and conducting a rigorous and transparent process when recommending or renewing the appointment of directors to the Board. The key responsibilities of the committee are to:

■	Evaluate and review the structure, size and composition of the Board including the balance of skills, knowledge, experience and diversity of the Board, taking into account the Company’s risk appetite and strategy
■	Monitor succession plans for the appointment of non-executive directors, the Group CEO and other executive directors to the Board
■	Identify and nominate suitable candidates for appointment to the Board, including chairmanship of the Board and its committees, and appointment of the Senior Independent Director, against a specification of the role and capabilities required for the position, including relevant financial experience for Audit Committee members
■	Assess the independence of each of the NEDs
■	Assess directors’ conflicts of interest as they arise
■	Review the external interests and time commitments of the directors to ensure that each has sufficient time to undertake his/her duties to the Company
■	Approve a report on the committee’s activities for inclusion in the Company’s Annual report and accounts

The full terms of reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee membership and attendance

The committee comprises the Chairman and all the Company’s NEDs. The table below shows the committee members during the year and their attendance at committee meetings:

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
John McFarlane (Chairman)[2]	4	80%
Glyn Barker	5	100%
Patricia Cross[3]	1	100%
Richard Karl Goeltz[4]	2	100%
Michael Hawker	5	100%
Gay Huey Evans[2]	4	80%
Michael Mire[5]	2	100%
Sir Adrian Montague[6]	4	100%
Bob Stein[6]	4	100%
Russell Walls[4]	2	100%
Scott Wheway	5	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	John McFarlane did not attend a meeting where his external appointment to FirstGroup plc was the only agenda item. Gay Huey Evans could not attend an ad hoc meeting called at short notice due to a prior commitment.
3	Patricia Cross joined the committee on 1 December 2013.
4	Richard Karl Goeltz and Russell Walls retired from the committee on 8 May 2013.
5	Michael Mire joined the committee on 12 September 2013.
6	Sir Adrian Montague and Bob Stein joined the committee on 6 March 2013.

The committee met on five occasions in 2013, of which two were additional meetings called at short notice due to new Board appointments during the year. The Group Company Secretary acts as the secretary to the committee. Members of the committee took no part in any discussions concerning their own circumstances. The chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

Committee activities during 2013

During 2013 the committee was principally focused on the recruitment of new non-executive directors as part of the continual cycle to refresh the Board and maintain an appropriate balance of skills, knowledge and experience. These issues are discussed in detail below. The chart below shows how the committee allocated its time during 2013.

Non-executive director search

The committee continued the process to refresh the Board and engaged The Zygos Partnership and Egon Zehnder to identify and review suitable candidates. Comprehensive candidate search briefs were prepared and approved by the committee and shortlisted candidates were interviewed by the Chairman, the Senior Independent Director and two NEDs. All the NEDs had the opportunity to meet with the preferred candidates before their appointment. Following regulatory approval, the Board accepted the committee’s recommendations and appointed Michael Mire and Patricia Cross as NEDs with effect from 12 September and 1 December 2013 respectively. The committee considered the cross-directorships of Patricia Cross and Michael Hawker in Macquarie Group Ltd and Macquarie Bank Ltd and was satisfied that this did not compromise their independence.

The Group uses The Zygos Partnership to identify suitable non-executive director candidates for Group subsidiary companies and Egon Zehnder for senior executive recruitment.

Diversity

The committee strongly believes that diversity throughout the Group and at Board and senior management level is a driver of business success. Diversity brings a broader, more rounded perspective to decision-making and risk management, making the Board and senior management more effective. During the year, candidate searches were conducted and Board appointments were made, on merit, against the criteria identified by the committee, having regard to the benefits of diversity on the Board, including gender. The committee and the Board believe that diversity also includes criteria such as nationality, race, age and experience of different businesses.

With the appointment of Patricia Cross there is now 18% female representation on the Board. The Board remains committed to achieving a minimum of 25% female representation on the Board as soon as possible. Recruitment of a further NED is therefore ongoing and we aim to meet this target during 2014, which will be ahead of Lord Davies’ target of 25% by 2015. At the date of this Report, 21% (2012: 29%) of Group Executive members and 21% (2012: 21%) of senior executives in the Company were female. It is the Company’s intention to increase this number as it is recognised that a greater number of women in senior management will create a stronger talent pipeline and is better for business. There is also a policy to encourage senior executives to take up one non-executive position at other organisations and Amanda

Mackenzie, Chief Marketing and Communications Officer, is a Non-Executive Director of Mothercare Plc.

Other activities

During the year the committee reviewed the composition of the Board’s committees and recommended changes to the Board for approval. In addition the committee made the recommendation to appoint Sir Adrian Montague as the Senior Independent Director following the retirement of Richard Goeltz from the Board. The committee was involved in the process to recruit a new Chief Executive Officer for Aviva Investors which resulted in the appointment of Euan Munro who joined in January 2014. Several committee members met Christine Deputy prior to her appointment as Group HR Director and the committee discussed potential candidates to succeed the Chief Executive Officer of Aviva Canada and provided advice on executive succession matters to the Group CEO.

The committee reviewed and agreed to John McFarlane’s appointment as Chairman of FirstGroup plc, taking into account the time commitment involved. The committee also reviewed the independence of each NED, all directors’ conflicts of interest and the balance of skills, knowledge, experience and diversity on the Board prior to recommending the directors’ election or re-election at the AGM. Following consideration of these issues the committee recommended each director standing for election or re-election at the 2014 AGM. Following Patrick Regan’s resignation in January 2014, the committee appointed Spencer Stuart to search for suitable CFO candidates. Spencer Stuart also carries out other executive search activities for the Group.

Committee performance and effectiveness

The Board undertook an annual review of the committee’s performance and effectiveness as part of the Board effectiveness review and the results of the review will be incorporated into the committee’s processes and activities for 2014.

Audit Committee report

Committee role and responsibilities

The purpose of the committee is to assist the Board in discharging its responsibilities for monitoring the integrity of the Group’s financial statements, assessing the effectiveness of the Group’s system of internal controls and monitoring the effectiveness, performance, independence and objectivity of the internal and external auditors. Whilst the Board as a whole has a duty to act in the best interests of the Company, the committee has a particular role, acting independently of management, to ensure that the interests of shareholders are properly protected in relation to financial reporting and the effectiveness of the Group’s systems of financial internal controls. The key responsibilities of the committee are to:

■	Review the significant issues and judgements of management, and the methodology and assumptions used in relation to the Group’s financial statements, and formal announcements on the Group’s financial performance, including the reserving position relating to the Group’s life assurance and general insurance operations
■	Review the Group’s going concern assumptions
■	Assess the effectiveness of the Group’s system of internal controls, including financial reporting, financial controls and the Internal Audit function
■	Consider and review the performance of the Chief Audit Officer (CAO), and agree with management his effectiveness and his remuneration
■	Consider and make recommendations to the Board on the appointment, reappointment, dismissal or resignation, effectiveness and remuneration of the external auditor
■	Assess the independence and objectivity of the external auditor

Revised terms of reference for the committee were adopted in December 2013 following an annual refresh. The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee membership and attendance

The committee comprises independent NEDs only. The Group Company Secretary acts as the secretary to the committee. The table below shows the committee members during the year and their attendance at committee meetings:

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Russell Walls (Chairman2)	6	100%
Glyn Barker (Chairman3)	13	100%
Patricia Cross[4]	1	100%
Richard Karl Goeltz[5]	6	100%
Sir Adrian Montague[6]	9	90%
Michael Hawker	13	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Russell Walls chaired the committee until 8 May 2013 when he retired from the Board.
3	Glyn Barker became chairman of the committee on 8 May 2013.
4	Patricia Cross joined the committee on 1 December 2013.
5	Richard Karl Goeltz retired from the Board on 8 May 2013.
6	Sir Adrian Montague joined the committee on 6 March 2013 and was unable to attend one meeting which was called at short notice.

The committee met on 13 occasions in 2013, of which three meetings were called at short notice. During the year the committee members attended meetings of business unit audit committees in UK Life, Ireland Life, Ireland Health, Aviva Investors, Canada, France and Italy.

The Chairman, Group CEO, CFO, CAO and the external auditor normally attended committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. During the year the committee regularly held private sessions to discuss issues to be raised with management in the main meeting, and met separately with senior management, and with the CAO and the external auditor without management present. The committee chairman held regular meetings with management, the CAO and with the external audit partner to ensure he and the committee were aware of issues that needed to be raised at the committee. The chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

In performing its duties, the committee had access to the services of the CAO, the Group Company Secretary, senior financial management and external professional advisers.

Committee expertise

Glyn Barker is a chartered accountant and has held a number of senior positions at PricewaterhouseCoopers LLP (PwC) where, most recently, he was UK-Vice Chairman. Michael Hawker, a senior fellow of the Financial Services Institute of Australasia, is a former Chief Executive Officer and Managing Director of Insurance Australia Group. Patricia Cross has held a number of senior executive roles at National Australia Bank, Chase Manhattan Bank and Banque Nationale de Paris in addition to non-executive roles at a number of financial services companies and has held honorary roles on the Australian Financial Centre Forum and Financial Sector Advisory Council. Sir Adrian Montague was formerly Chairman of Friends Provident plc and Deputy Chairman of UK Green Investment Bank plc and has significant experience in the financial services industry.

The Board is satisfied that Glyn Barker and Michael Hawker each have recent and relevant financial experience and that Glyn Barker meets the US requirements to be an audit committee financial expert.

Glyn Barker succeeded Russell Walls as committee chairman on 8 May 2013. As former Vice-Chairman of PwC, Glyn Barker has a recent connection with the Group’s current auditor. However, in the two years prior to his retirement he did not perform any audit work and had no responsibility for the audit business of PwC and has confirmed that he does not have any significant ongoing financial connection with the firm. As he retired from PwC before PwC was appointed as the Company’s auditor and, as he complies with the rules of the US Securities and Exchange Commission and the Auditing Practices Board’s Ethical Standards on auditor independence, the committee is satisfied that PwC is independent of the Company.

Committee activities during 2013

The work of the committee followed an agreed annual work plan and principally fell under four main areas: financial statements and accounting policies, internal controls, oversight of the internal audit function and oversight of external audit. The committee’s work in each of these areas is described below. The following chart shows how the committee allocated its time during 2013.

Financial statements and accounting policies

In conjunction with members of management and the internal and external auditors, the committee reviewed the Group’s financial announcements, the Annual report and accounts and associated documentation, the half year results and the interim management statements, and the going concern assumptions in relation to the Annual report and accounts and half year results. The committee placed particular emphasis on their fair presentation and the reasonableness of the judgement factors and appropriateness of significant accounting policies used in their preparation.

The committee considered a number of significant issues in relation to the financial statements including judgements, methodology and assumptions which are described below.

Commercial mortgages

In the Half Year 2013 results the Company announced a net increase in the credit default allowance on the commercial mortgage portfolio by £300 million to £1.5 billion. This resulted from recognition of the risk of default on the riskier mortgages in the portfolio. The committee called an ad hoc meeting specifically to discuss this issue in July 2013 and challenged management on whether the proposed reserve increase was sufficient. The committee was satisfied with management’s review. The committee agreed the net increase in allowance was appropriate based on current facts. At Full Year 2013 the total allowances for commercial mortgage defaults was £1.3 billion (2012: £1.2 billion including an implicit investment margin of £0.2 billion) against the risk of default on our riskier mortgages. The value of the commercial mortgage portfolio at 31 December 2013 was £11.1 billion. The allowance was reassessed by the committee in February 2014 and the committee was satisfied that the allowance remained appropriate. Given the significance of the estimate the committee will continue to monitor this issue closely.

Insurance liabilities

The committee reviewed the key assumptions used in calculating long-term business contract liabilities, including the annuitant mortality assumptions and the credit default allowance on the corporate bond portfolio adopted by the UK Life business. The committee was satisfied with management’s review of these assumptions.

The Group’s general insurance reserves were reviewed including understanding the key developments, risks and uncertainties and providing appropriate challenge. The committee was satisfied with management’s analysis and believes that the methodology and assumptions applied in calculating the year end liabilities for that business are appropriate.

Aviva Investors

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors which occurred between 2006 - 2012 and a thorough investigation was carried out by Internal Audit. The committee considered the valuation of the provision for potential client compensation arising from these breaches of the dealing policy.

Valuation of investments

The Committee has reviewed management’s judgements on the Group’s fair value hierarchy of disclosures. The Committee approved management’s proposal to change the classification level for financial assets, in particular, commercial mortgage assets which have been classified as Level 3. Further detail is contained in note 20.

US sale

The sale of the Aviva USA business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete by mid-2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment. The committee considers the fair value less costs to sell reflected in the 2013 Annual report and accounts to be appropriate.

Other matters

The committee also considered the carrying value of goodwill in the Group’s Spanish business and the classification of a number of businesses as held for sale, including Eurovita, Taiwan, Korea, Indonesia and Turkey general insurance as disclosed in note 4. With regard to the Group’s accounts on the Market Consistent Embedded Value basis, the committee considered and challenged the key assumptions presented by management.

Internal control

During the year the committee received quarterly updates on the effectiveness of the Group’s financial reporting control framework and discussed rectification of any deficiencies in controls. The controls improvement programme at Aviva Investors was monitored closely and made good progress during the year. In addition, the committee commissioned PwC to review how the improper trading in fixed income securities at Aviva Investors was allowed to happen and whether the controls instigated since then are sufficiently robust. Measures to improve controls have been implemented.

The committee challenged management to improve the quality of the overall control environment across the Group. Significant work has been carried out by management to close issues raised by Internal Audit and the Group’s risk policies and business standards have been mapped against the Committee of Sponsoring Organizations of the Treadway Commission’s Enterprise Risk Management Framework (COSO framework) to provide a baseline position to assess where further development is required.

An Integrated Assurance Framework (IAF) is also being rolled out across the Group as a mechanism for bringing together all the information on the operation of the control environment from management, Internal Audit and the Risk function; to provide a holistic view of the status and quality of controls and identify common themes and expedite action to remediate deficiencies.

The committee reported to the Board regarding the effectiveness of the Group’s overall risk management and internal control systems including the risk management system in relation to the financial reporting process. The committee worked closely with the Risk Committee in its overall review of the Company’s systems of risk management and internal controls.

The system of internal controls extends to the Group’s business units, each of which has an audit committee that provides an oversight role for its business. Membership of these business unit audit committees is largely comprised of non-executive directors of subsidiary companies.

The committee’s terms of reference require it to establish and monitor procedures for dealing with complaints from employees in relation to accounting issues. The committee reviews the procedures annually and received regular updates from the CAO on any significant complaints received. A description of the Company’s systems of internal control and the Group’s risk management framework is included on pages 47 to 49.

Internal audit

Internal Audit reports to the Board (primarily via the Audit Committee) and to management on the effectiveness of the Company’s system of internal controls and the adequacy of this system to manage business risk and to safeguard the Group’s assets and resources.

Internal audit charter and business standard

The charter sets out the purpose, functions, scope and responsibilities of the Internal Audit function and how it maintains independence from the first and second line management of the Group. The three main functions of Internal Audit are to:

■	Assess and report on the effectiveness of the design and operation of the framework of controls which enable risk to be assessed and managed
■	Investigate and report on cases of suspected financial crime and employee fraud
■	Undertake advisory projects for management provided that they do not threaten the function’s actual or perceived independence from management

The Internal Audit business standard sets out the requirements for management across the Group to support Internal Audit in achieving its objectives. It requires businesses to design and operate processes and controls to satisfy the mandatory requirements in the standard based on the size and complexity of the business and the nature of the risks and challenges it faces. Any breaches of the standard must be reported to the CAO and others as appropriate.

Annual plan and focus of reviews in 2013

Internal Audit’s 2013 annual plan was reviewed and approved by the committee. Planned reviews reflected the priorities in the Group’s 2013-2015 Operational Plan and were prioritised following a risk-based assessment of the business and a review against the Group’s risk policies. The reviews carried out covered an extensive sample of controls over all risk types, business units and regulated entities and covered ‘business as usual’ activities and an assessment of change programmes. Reviews included the implementation of corporate decisions; maintenance of adequate financial strength and resilience; the effectiveness of governance, decision making and risk management; treating customers fairly; the availability, security and recoverability of IT systems; and the improper allocation of trades in fixed income securities at Aviva Investors. The committee received quarterly reports from the CAO on audit reviews carried out, management’s response to the findings and progress in addressing identified issues. The CAO prompted management to increase focus throughout the year on closing overdue audit issues and on areas where further improvement is still required.

Effectiveness of the internal audit function

The committee commissioned an independent review of the effectiveness of the Internal Audit function against the standards published by the Institute of Internal Auditors (IIA). Overall, the independent reviewers found that the Internal Audit function complies with the IIAs standards, code of ethics and conduct and is fit for purpose. The function demonstrates expertise in insurance governance, and risk and control. A number of recommendations were made as to how the function could develop further, including enhancing the use of data analytics and related IT tools, and developments to the audit reports such as including management’s view of risks and controls. The Internal Audit function intends to implement all of the recommendations and the committee will oversee progress.

Chief Audit Officer

The CAO had direct access to the Board Chairman, the committee chairman and the committee members. The committee worked with the Group CEO to determine the CAO’s objectives and evaluate his levels of achievement, and to approve the CAO’s remuneration. His annual performance related bonus was unconnected to the Group’s financial performance. During the year the CAO’s reporting line changed from the CFO to the Group CEO.

Whilst he is a member of the Group Executive, the committee is satisfied that the CAO’s independence has been maintained as adequate safeguards are in place to maintain the independence, authority and standing of the CAO and the Internal Audit function. The committee remained satisfied that the Internal Audit function had sufficient resources during the year to undertake its duties.

External auditor

PwC was appointed as the Group’s auditor in 2012 following a formal tender process. The external audit contract will be put out to tender at least once every ten years.

During the year, the committee performed its annual review of the independence, effectiveness and objectivity of the external auditor, assessing the audit firm, audit partner and audit teams. The process was conducted by means of a questionnaire, completed Group-wide by members of senior management and members of the Group’s finance community and the committee. The questionnaire sought opinions on the importance of certain criteria and the performance of the external auditor against those criteria. Based on this review, the committee concluded that the audit service of PwC was fit for purpose.

The Company has an external auditor business standard in place which is aimed at safeguarding and supporting the independence and objectivity of the external auditor. The standard is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules and takes into account the Auditing Practices Board Ethical Standards for Auditors.

The standard regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the principal external auditor. It distinguishes between (i) those services where an independent view is required and services that should be performed by the external auditor (such as statutory and non-statutory audit and assurance work); (ii) prohibited services where the independence of the external auditor could be threatened and must not be used; and (iii) other non-audit services where the external auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls (such as the work commissioned in relation to Aviva Investors) and risk management reviews (excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. During the year the committee received quarterly reports of compliance against the standard.

The Group paid £16.6 million to PwC for audit and audit-related assurance services in 2013, relating to the statutory audit of the Group and Company financial statements, the audit of Group subsidiaries, additional fees relating to the prior year audit of Group subsidiaries and audit-related assurance services (2012: £15.8 million).

The fees for other services, which are in compliance with applicable UK, US and International Federation of Accountants independence rules, included Market Consistent Embedded Value supplementary reporting, advice on accounting, risk and regulatory matters, reporting on internal controls, reporting on the Group’s Individual Capital Assessment and Economic Capital and work in relation to preparing the business for Solvency II implementation, were £7.6 million (2012: £16.0 million), giving a total fee to PwC of £24.2 million (2012: £31.8 million). In addition the Group paid PwC £0.2 million (2012: £0.2 million) in relation to the audit of Group occupational pension schemes.

The Group paid £1.1 million to PwC in relation to other non-audit services in respect of continuing operations. This included £0.2 million relating to a regulatory advice engagement and £0.9 million for a number of other, individually smaller services. In line with the external auditor business standard, the committee satisfied itself that for these engagements, robust controls (including appropriate levels of review) were in place to ensure that PwC’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from PwC due to their specific expertise. Further details are provided in note 10.

Committee performance and effectiveness

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties. The committee agreed that its priorities for 2014 should include: monitoring implementation of compliance with the requirements of being classified as a Global Systemically Important Insurer; continuing to monitor improvements in the control environment; greater oversight of management actions to reduce operational risk; and increasing the level of reporting from business unit audit committees.

Risk Committee report

Committee role and responsibilities

The purpose of the committee is to assist the Board in its oversight of risk within the Group through reviewing the Group’s risk appetite and risk profile in relation to capital and liquidity, the effectiveness of the Group’s Risk Management Framework (RMF), the methodology and assumptions used in determining the Group’s capital requirements, and the monitoring of prudential regulatory requirements. The committee also works with the Remuneration Committee to ensure that risk management is properly considered in setting the Group’s remuneration policy. During the year the committee oversaw all aspects of risk management in the Group, including market, credit, liquidity, insurance and operational risk (including franchise risk), and their impact on both the financial and non-financial goals of the Company. In late 2013, oversight of franchise risk was transferred to the Governance Committee.

The key responsibilities of the committee are to:

■	Review the Group’s future risk strategy and its risk appetite, particularly in relation to capital and liquidity and to make recommendations on risk appetite to the Board
■	Review and challenge the Group’s forward-looking risk profile against its risk strategy and capital and liquidity risk appetite and review the drivers of changes, if any, in the Group’s risk profile
■	Review and challenge proposed management actions if the Group’s capital or liquidity risk position against appetite reaches the level at which it needs to be escalated to the committee
■	Review the design, completeness and effectiveness of the RMF relative to the Group’s activities
■	Assess the adequacy and quality of the risk management function and the effectiveness of risk reporting within the Group
■	Review the Group’s investment risk strategy, credit limit framework and approve individual counterparty exposures in excess of limits
■	Review the governance, methodology and assumptions used in the Group’s models for determining its economic and regulatory capital requirements
■	Review and approve risk policies
■	Satisfy itself that risks to the Group’s business plan and any capital implications are adequately identified and assessed by management and that appropriate mitigating actions are in place
■	Ensure that a due diligence appraisal of strategic or significant transactions due to be proposed to the Board is undertaken before the Board takes a decision whether to proceed
■	Review the effectiveness of operational controls
■	Work with the Remuneration Committee to ensure that risk is considered in setting the overall remuneration policy for the Group
■	Review relationships with prudential regulatory authorities in relevant jurisdictions and developments in the prudential regulatory environment, and review significant actual or potential breaches of prudential regulation and actions being taken to address these

Revised committee terms of reference were adopted in December 2013 following an annual refresh. The full terms of reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference, and are also available from the Group Company Secretary.

Committee membership and attendance

The committee comprises independent NEDs only. The table below shows the committee members during the year and their attendance at committee meetings.

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Michael Hawker (Chairman)	7	100%
Glyn Barker	7	100%
Michael Mire[2]	2	100%
Bob Stein[3]	4	100%
Russell Walls[4]	4	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Michael Mire joined the committee on 12 September 2013.
3	Bob Stein joined the committee on 6 March 2013.
4	Russell Walls retired from the committee on 8 May 2013.

The committee met on seven occasions in 2013. The Chairman of the Company, Group CEO, CRCO, CFO and the CAO normally attended all committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. The committee has held regular private sessions with the CRCO and the CAO to enable them to raise any matters of concern to them without any other members of management present. The Group Company Secretary acted as the secretary to the committee.

The chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee. The committee chairman also sat on the Audit Committee throughout the year and the Remuneration Committee until 8 May 2013 to ensure that risk considerations were fully reflected in the decisions of those committees. Bob Stein is currently a member of both the Risk Committee and the Remuneration Committee, Glyn Barker is a member of the Risk Committee and Chairman of the Audit Committee and Michael Mire is a member of the Risk Committee and the Governance Committee which ensures the committee is linked to the work of the other Board committees.

In performing its duties, the committee had access to the services of the CRCO, CAO, the Group Company Secretary and external professional advisers.

The chairman followed a programme of attending meetings of business unit risk committees and, during the year, members of the committee attended meetings in the UK Life, Ireland Life and Healthcare, Canadian, French and Italian business units.

In November 2013, the committee chairman hosted a two-day conference for the chairmen of the risk and audit committees of the Group’s principal subsidiaries and their Chief Risk Officers. The agenda included discussions on what it means to be a Global Systemically Important Insurer (GSII); Solvency II; raising the bar on internal controls and moving to integrated assurance; key operational risks and management’s response to them; cyber crime; conduct risk; and what makes an effective audit or risk committee.

The committee chairman, with the CRCO, holds a series of semi-annual conference calls with the major subsidiary board risk committee chairmen and their Chief Risk Officers, to ensure that there are no significant risks occurring in the business that have not been raised through normal reporting routes.

External environment

Financial market conditions during 2013 were more benign than recent years, benefiting from the maintenance of expansionary monetary policies followed by central banks across a number of economies. Whilst some Western economies are beginning to grow, high levels of debt will continue to act as a brake on growth and the low interest rate environment compared to historic norms is likely to persist in the immediate future at least. There are, however, still several sources of macroeconomic and geopolitical uncertainty, which have the potential to depress economic growth and cause financial market volatility such as the potential for adverse consequences from the removal of quantitative easing, a slowdown in the US recovery, renewed challenges in emerging markets and political impasse in the eurozone.

During the year the Group was designated a GSII, which brings the Group within scope of the policy requirements issued by the International Association of Insurance Supervisors, including the development by July 2014 of a Systemic Risk Management Plan, the development of recovery and resolution plans and additional loss absorbency capital requirements from January 2019, if the Group remains a GSII.

It is now proposed that Solvency II will be implemented on 1 January 2016, following political agreement between the Trilogue parties in relation to long term guarantee product and investment measures. Until the “Level 2” Delegated Acts are finalised there remains uncertainty over the final capital impact on the Group.

Committee activities during 2013

The work of the committee followed an agreed annual work plan, which evolved throughout the year in response to the changing macro-economic and regulatory environment and changes in the Company’s strategy. The Group Company Secretary and the CRCO assisted the committee chairman in planning the committee’s work, and ensured that the committee received information and papers in a timely manner.

The chart below shows how the committee allocated its time during 2013.

During the year the committee focused on the following areas:

Risk appetite monitoring

The committee received regular detailed reports on key risk exposures, emerging and potential risks, and the drivers of risk throughout the Group. It assessed and challenged the appropriateness of the Group’s overall risk appetite. The committee monitored the Group’s exposure against these appetites, particularly in relation to liquidity appetite and Individual Capital Adequacy (ICA) surplus and how the Group’s business plan improves the Group’s capital position over time.

Capital and liquidity management

Following the approval of a revised capital management framework in 2012, the committee has closely monitored the Group’s economic capital and liquidity positions against risk appetite and targets for the Group and for material subsidiaries. The Group’s liquidity position and ICA surplus has increased throughout the year following implementation of a programme of strategic, economic and operational actions approved by the committee and the Board to strengthen and provide greater resilience to the Group’s capital and liquidity position.

Actions included the sale of the US Life business, sale of the Group’s remaining interest in Delta Lloyd N.V., and actions to reduce the Group’s internal and external debt.

The committee received regular one-year liquidity forecasts and closely monitored the Group’s ability to satisfy the 2012 final, 2013 interim and 2013 final dividend.

The committee requested that management develop a plan to address the potential capital impact of future events such as being classified as a GSII and the transition to Solvency II and what contingent actions could or should be taken.

During the year the committee recommended to the Board, approval of a new unguaranteed Euro Commercial Paper Programme and issuance of new hybrid debt and considered options to reduce the Group’s debt.

Methodology and assumptions

In early 2013, the committee considered and approved the methodology and assumptions used to calculate the economic capital for the 2013 ICA submission. In late 2013 the committee considered and approved the methodology and assumptions for the 2014 ICA submission.

Economic Capital Infrastructure Programme

The implementation of the Solvency II Directive (SII) has been delayed by the European Union until 2016. The Group continues to work towards compliance based on currently available guidance from the European Insurance and Occupational Pensions Authority and is moving to an enhanced economic capital model ahead of SII implementation as it is strategically important for Aviva to have a view of its businesses on an economic capital basis to inform our business decisions.

Risk management and governance

The committee had an ongoing programme of receiving reports from local risk committee chairmen or Chief Executive Officers on the risk environment and issues arising in the Group’s businesses and in respect of particular product lines. During the year, the committee received reports on the businesses in Italy, Spain, France, the UK and the European region as a whole, and in respect of the Corporate and Speciality Risks business in the UK and business lines in UK Life, Ireland Life, Poland, France and Aviva Investors. The committee also received updates on issues concerning IT and data security and UK with-profits policies. The committee received regular reports from the CRCO and monitored the effectiveness of the Company’s RMF which is described in more detail in the Corporate Governance Report and in note 55.

The committee assessed a customer culture review carried out at the Group centre and in the UK Life and General Insurance businesses and requested that the Risk function review whether customer risks had been appropriately identified in business plans, that sufficient processes were in place to monitor such risks and that customer risks be included in the strategic planning process.

The committee reviewed an internal assessment of the adequacy, quality and effectiveness of the Risk and Compliance functions and was satisfied that overall, the function was effective although the level or quality of resource needed to be increased in some business units.

Regulatory oversight

The committee monitored the impact of the Financial Services Authority’s split into the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK as well as the relationship with regulators across the Group and discussed the specific management actions identified to address or mitigate issues which arose during the year. As discussed above, the Company has been designated as a GSII which will have a number of implications for the Group if it is still classified as a GSII in 2017. The committee is monitoring management’s development of the Group’s Systemic Risk Management Plan and the plans to meet the potential capital requirements.

Fraud and financial crime

The committee reviewed compliance with controls against financial malpractice including fraud, and the arrangements for employees to report in confidence any concerns about lack of probity (whistleblowing). It oversaw the roll out of a financial crime plan and an upgraded system to screen for sanctions and politically exposed persons.

Asset portfolio review

Throughout the year the committee has carried out a review of the Group’s asset and investment portfolio to gain a more detailed understanding of the Group’s asset portfolio and how the investment decision process worked in the context of the RMF, asset allocation framework and relevant risk policies.

Personnel and remuneration policy

During the year, the committee approved the CRCO’s objectives for 2013 and reviewed his performance against 2012 objectives. The committee also assessed senior management’s performance against the agreed common risk objective and considered the appropriateness of the risk metrics when setting senior management remuneration policy.

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

More detail on the management of risk is contained in note 55.

Committee performance and effectiveness

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties.

In addition to undertaking its agreed annual programme of activities, the committee agreed that its priorities for 2014 should be to maintain the Group’s capital and liquidity position consistent with an AA rating; grow the Group’s economic capital surplus; monitor economic trends and emerging risks; monitor compliance with increased regulation; improve asset diversity and asset performance oversight and discussion; and implement Solvency II.

Governance Committee report

This Report provides details of the role of the Governance Committee (formerly known as the Corporate Responsibility Committee) and the work it has undertaken during the year.

Committee role and responsibilities

The key responsibilities of the committee are to:

■	take a leadership role in shaping the corporate governance principles, culture and ethical values of the Group in line with the Group’s strategic priorities
■	oversee the brand and reputation of the Group
■	ensure that reputational risk is consistent with the risk appetite approved by the Board and the creation of long term shareholder value
■	oversee the Group’s conduct with customers, including the regulatory requirements relating to treating customers fairly and offering of products and services that are fit for purpose and meet customer needs
■	oversee the Group’s conduct in relation to its corporate and societal obligations, including setting the guidance, direction and policies for the Group’s customer and corporate responsibility (CR) agenda and related activities and advising the Board and management on these matters

The Governance Committee has evolved from the Corporate Responsibility Committee during the year and revised terms of reference were adopted in December 2013 to reflect its expanded remit. The full terms of reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee membership and attendance

The committee comprises independent NEDs only. The table below shows the committee members during the year and their attendance at committee meetings.

Membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Gay Huey Evans (Chairman)	6	100%
Michael Mire[2]	1	100%
Sir Adrian Montague[3]	4	100%
Scott Wheway	6	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Michael Mire joined the committee on 12 September 2013.
3	Sir Adrian Montague joined the committee on 6 March 2013.

The committee met on six occasions in 2013. The Group Company Secretary or her nominee acts as the secretary to the committee.

The Chairman of the Board attended all meetings of the committee and the Group Corporate Responsibility Director, the Group HR Director, the Chief Marketing and Communications Officer and other members of senior management also attended meetings by invitation. The chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

Committee activities during 2013

Whilst they are not mutually exclusive, the following categories have been developed for the committee meeting agendas to ensure that sufficient coverage is given to each element of the committee’s remit: Shareholder (Governance); Regulatory and Government; Reputation; Customer; People and Community.

The following chart shows how the committee allocated its time during 2013, with key activities set out below:

Shareholder (Governance)

A review was initiated to strengthen the Group’s subsidiary board framework. The aim of the review was to ensure the implementation of best practice corporate governance throughout the Group, being mindful of local laws, regulation and customs. As part of the process, consideration was given to whether the Company’s subsidiary boards were appropriately resourced in terms of skills and capabilities and were balanced in terms of diversity.

The committee also received copies of the board effectiveness reviews undertaken by its subsidiaries and the actions implemented as a result of these reviews.

In order to develop stronger ties between the subsidiary boards and the Board, a programme of visits by committee members to subsidiary board meetings was initiated. In addition, and as part of the extension of its remit, the committee is now responsible for overseeing the approval and appointment of non-executive directors to material company subsidiary boards.

The committee received a regular summary of the Group’s legal issues and litigation which had the potential to impact the reputation of the Group. Updates on corporate governance developments were also provided and, where appropriate, actions were considered and implemented.

To ensure independence, the Board entrusted the task of overseeing the 2013 Board and committee effectiveness review to the committee. Independent Board Evaluation was selected as the external facilitator based on a shortlist of third party candidates prepared by the Group Company Secretary. Independent Board Evaluation have no other connection with the Company. Further details of the evaluation is on pages 46 and 47.

Regulatory and Government

The committee reviewed regulatory developments and conduct issues which had the potential to have a material impact on the Group and the management responses and actions in response to these. It also reviewed the relationships with the regulatory authorities in the UK and in other jurisdictions where the Group has a significant presence.

Reputation

The committee received regular reports concerning the reputational risks affecting the Group. The committee considered the potential reputational issues arising from the Group’s conduct and franchise risks and discussed relevant developments in the media and in the area of public policy which could impact the Group.

Customer

Following the extension of its remit, the committee now has oversight of the Group’s treatment of its customers and the impact of it products on its customer base. The committee received reports from the Group’s UK Life and General Insurance businesses concerning customer and product issues and initiated a programme of work to develop a greater insight into product governance. The committee also received a report which considered whether Group businesses had adequately identified customer risks in their business plans and the suitability of those plans to monitor those risks.

The committee reviewed and contributed to the development of the Customer Thesis and received a regular report on the Group’s key customer metrics relating to customer retention, complaints, conduct and values.

People

The committee contributed to the development of the People Thesis and to the work in relation to the Culture and Values Programme which led to a new set of values being implemented by management. Updates were provided to the committee on compliance with the Business Ethics Code. The committee also supported efforts to improve the percentage of women in senior management positions and across the general UK employee population and received a summary of the 2013 Employee Promise Survey results.

Community

The committee reviewed and approved the Group CR strategy for 2014-2016 and monitored progress made by the Group’s businesses against each of the CR non-financial metrics. Updates were given on the Street to School programme and health and safety within the Group.

Assurance

In respect of the 2013 reporting year, independent assurance on the Group’s CR and related activities and reporting was provided to the committee by PwC. Members of the committee were interviewed as part of the external assurance process and the subsequent report and management’s action plan were reviewed by the committee to assist in strengthening and setting the future direction of the CR programme.

Corporate Responsibility Report

The committee approved the Group’s CR non-financial metrics that can be found in the Company’s CR report at www.aviva.com/corporate-responsibility/reports.

Committee performance and effectiveness

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties. Further work will be undertaken in 2014 to develop the work of the committee in view of its expanded remit.

Other statutory information

The directors submit their Annual report and accounts for Aviva plc, together with the consolidated financial statements of the Aviva group of companies, for the year ended 31 December 2013.

Results

The Group’s results for the year are shown in the consolidated income statement on page 127.

Dividends

The directors are recommending a final dividend of 9.4 pence per ordinary share (2012: 9.00 pence), which, together with the interim dividend of 5.6 pence per ordinary share paid on 15 November 2013 (2012: 10.00 pence), produces a total dividend for the year of 15.0 pence per ordinary share (2012: 19.00 pence). The total cost of ordinary dividends paid in 2013 was £429 million (2012: £757 million). Subject to shareholder approval at the 2014 AGM, the final dividend for 2013 will be paid on 16 May 2014 to all holders of ordinary shares on the Register of Members at the close of business on 4 April 2014 (approximately five business days later for holders of the Company’s American Depositary Receipts).

Share capital and control

The issued ordinary share capital of the Company was increased by 967,361 ordinary shares during the year which were allotted under the Group’s employee share and incentive plans. At 31 December 2013 the issued ordinary share capital totalled 2,946,939,622 shares of 25 pence each and the issued preference share capital totalled 200,000,000 shares of £1 each. Accordingly, the issued and paid-up ordinary share capital constituted 79% of the Company’s total issued share capital and the issued preference share capital constituted 21% of the Company’s total issued share capital at 31 December 2013. All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a Premium and Standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2013 and shares issued during the year are given in notes 28 to 31.

The rights and obligations attaching to the Company’s ordinary shares and preference shares, together with the powers of the Company’s directors, are set out in the Company’s articles of association, copies of which can be obtained from Companies House and the Company’s website at www.aviva.com/investor-relations/corporate-governance/articles -association, or by writing to the Group Company Secretary. The powers of the Company’s directors are subject to relevant legislation and, in certain circumstances (including in relation to the issue or buying back by the Company of its shares), are subject to authority being given to the directors by shareholders in general meeting.

At the 2014 AGM, shareholders will be asked to renew the directors’ authority to allot new securities. Details are contained in the 2014 Notice of Annual General Meeting (Notice of AGM).

With the exception of restrictions on the transfer of ordinary shares under the Company’s employee share incentive plans, whilst the shares are subject to the rules of the plans, there are no restrictions on the transfer rights attaching to the Company’s ordinary shares or the transfer of securities in the Company.

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

Authority to purchase own shares

At the Company’s 2013 AGM, shareholders renewed the Company’s authorities to make market purchases of up to 294 million ordinary shares, up to 100 million 8¾% preference shares and up to 100 million 8⅜% preference shares. These authorities were not used during the year or up to the date of this Report. At the 2014 AGM, shareholders will be asked to renew these authorities for another year and the resolution will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this Report.

Major shareholdings

The table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure and Transparency Rules as at 31 December 2013 and 4 March 2014.

Shareholding interest

	At 31 December 2013		At 4 March 2014
Shareholder	Notified holdings	Nature of holding	Notified holdings	Nature of holding
BlackRock, Inc[1]	Above 5%	Indirect	Above 5%	Indirect
Legal & General Group plc[2]	3.06%	Direct	3.06%	Direct
AXA S.A.[1]	3.86%	Direct & indirect	3.86%	Direct & indirect
The Capital Group Companies Inc	3.06%	Indirect	3.06%	Indirect
1	Holding includes holdings of subsidiaries.
2	Interest held by Legal & General Assurance (Pensions Management) Ltd.

Directors

The directors as at the date of this Report are shown together with their biographical details on pages 39 to 41. During the year and up to the date of this Report, the following Board appointments, resignations and retirements occurred:

Mark Wilson – appointed Group CEO on 1 January 2013

Sir Adrian Montague – appointed 14 January 2013

Bob Stein – appointed 28 January 2013

Trevor Matthews – resigned with effect from 8 May 2013

Richard Goeltz – retired 8 May 2013

Russell Walls – retired 8 May 2013

Michael Mire – appointed 12 September 2013

Patricia Cross – appointed 1 December 2013

Patrick Regan – tendered his resignation on 22 January 2014 and will leave the Board and the Group on 28 March 2014.

Under the Company’s articles of association, the Board can appoint additional directors or appoint a director to fill a casual vacancy. The new director must retire at the first annual general meeting following their appointment and can only continue as a director if they are elected by shareholders at the AGM.

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

Financial instruments

Group companies use financial instruments to manage certain types of risks, including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Risk and Capital Management section, the Shareholder Information section and an indication of the exposure of the Group companies to such risks is contained in note 55.

Political donations

At the 2013 AGM, shareholders passed a resolution, on a precautionary basis, to authorise the Company to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate. As the authority granted will expire on 30 April 2014, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM. The definitions of political donations and political expenditure used in the Companies Act 2006 are broad in nature and this authority is sought to ensure that any activities undertaken throughout the Group, which could otherwise be construed to fall within these provisions, can be undertaken without inadvertently infringing them. It is not the policy of the Company to make donations to EU political organisations or to incur any other political expenditure.

Aviva has not made any political donations during 2013.

Disclosure of information to the auditor

In accordance with section 418 of the Companies Act 2006, the directors in office at the date of approval of this Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor, PwC, is unaware and each director has taken all steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that PwC is aware of that information.

Annual General Meeting

The 2014 AGM of the Company will be held on Wednesday, 30 April 2014 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11am. The Notice of AGM convening the meeting describes the business to be conducted thereat.

Related party transactions

Details of related party transactions are disclosed in note 58 which is incorporated into this Report by reference.

Articles of association

Unless expressly stated to the contrary in the article of association, the Company’s articles of association may only be amended by special resolution of the shareholders. The Company’s current articles of association were adopted on 3 May 2012.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance Review. The Performance Review includes the Risk and Capital Management section. In addition, the financial statements sections include notes on the Group’s borrowings (note 47); its contingent liabilities and other risk factors (note 50); its capital structure and position (note 52); management of its risks including market, credit and liquidity risk (note 55); and derivative financial instruments (note 56).

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

Directors’ responsibilities

The directors are responsible for preparing the Annual report and accounts, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with IFRS as adopted by the European Union (EU) and issued by the IASB. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and the Company for that period. In preparing these financial statements, the directors are required to:

■	Select suitable accounting policies and then apply them consistently
■	Make judgements and accounting estimates that are reasonable and prudent
■	State whether applicable IFRS as adopted by the EU have been followed, subject to any material departures disclosed and explained in the financial statements
■	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s and the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The directors are responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

They are also responsible for the maintenance and integrity of the Company’s website.

The directors consider that the Annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s and the Group’s performance, business model and strategy.

Each of the directors listed on pages 39 to 41 confirms that, to the best of their knowledge:

■	The Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit/(loss) of the Group
■	The Performance Review and the Directors’ and Corporate Governance Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces

By order of the Board on 5 March 2014.

Mark Wilson	Patrick Regan
Group Chief Executive Officer	Chief Financial Officer

New York Stock Exchange listing requirements

The Company’s ordinary shares are admitted to the NYSE and are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and NYSE corporate governance rules applicable to US companies listed on NYSE. The Company complies with the UK Corporate Governance Code (Code) and other relevant best practice principles and guidelines. The main differences between UK and US requirements are summarised below together with Aviva’s approach to compliance:

NYSE Listing Rules	UK Corporate Governance Code	Aviva approach
Independence criteria for directors
Independent directors must form the majority of the board of directors. A director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company. NYSE rules prescribe a list of specific factors and tests that US – listed companies must use for determining independence.	At least half the Board, excluding the chairman, should comprise independent non-executive directors, as determined by the Board. The Code sets out its own criteria that may be relevant to the independence determination, but the Board is permitted to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.	The majority of the Board comprises independent non-executive directors who are deemed independent under the Code and meet the independence criteria in the NYSE rules.
Non-executive director meetings
Non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors.	The chairman should hold meetings with the non-executive directors without the executive directors present.	The independent non-executive directors meet without executive directors present at least once annually.
Committees

US companies are required to have a nominating/corporate governance committee. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles.

The Company is required to have a nomination committee but not a corporate governance committee.

The Company has a Nomination Committee and a Governance Committee. The Board as a whole is ultimately responsible for the corporate governance of the Group and oversees this through reports to the Board and its committees.

US companies are required to have a compensation committee.	The Company is required to have a remuneration committee and under the Companies Act 2006 is required to obtain shareholder approval of the remuneration policy for executive directors.	The Company has a Remuneration Committee which covers all NYSE and Code requirements and recommends the remuneration policy for executive directors to the Board and shareholders for approval.

US companies are required to have an audit committee and that one member must meet the requirements to be an audit committee financial expert. The audit committee should also cover risk matters	The Company must have an audit committee and at least one member must have recent and relevant financial experience.	The Company has an Audit Committee and at least one member meets both the NYSE and Code requirements on financial experience. The Audit Committee does not review risk management as this is covered by the Risk and Governance Committees
Code of business conduct and ethics
Companies are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Not required under the Code.	The Company has adopted a Business Ethics Code to which all employees are bound and a Code of Ethics for senior management, which complies with the Sarbanes-Oxley Act of 2002.
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

By order of the Board

John McFarlane

Chairman

5 March 2014

Directors’ remuneration report

Dear shareholder

On behalf of the Board, the Remuneration Committee is pleased to present the Directors’ Remuneration Report (DRR) for the year ended 31 December 2013.

Responding to new requirements

Aviva’s 2013 DRR reflects the new reporting requirements introduced by the Department for Business, Innovation & Skills (BIS) regulations. We have endeavoured to reflect the letter and the spirit of those new requirements in this report. We have drawn on the guidance produced, notably by the GC100 and Investor Group, in its preparation. In addition, we have consulted widely with shareholders on the contents of our new directors’ remuneration policy and, following consideration of their comments, we have made a number of amendments in this final version.

We believe our DRR is a full disclosure of our policies and practices in line with the requirements of the new regulations. However, this is the first year in which companies are reporting in this form and we are aware that new best practice will emerge. We will review the results of this reporting round prior to our next DRR and will aim to meet what will be evolving good practice.

Paying for performance

We believe there is a clear link between the performance of the Group, the value we add for shareholders and the remuneration of our most senior executives. Our remuneration policy and practice reflects performance against the Group’s main strategic priorities, which are:

■	Improve financial performance – Total remuneration is heavily weighted towards pay dependent on outcomes against the key performance indicators (KPIs) of our business, notably cash flow, profit and return on equity (ROE)
■	Build capital and financial strength – The expenditure on variable pay is very much aligned to the measurement of the financial strength of our business. The Remuneration Committee assures itself that any bonus proposed is justifiable based on the business being sustainable over the long term
■	Focus on core businesses – Through the measurement of a number of key financial, operational and longer-term return measures, overall remuneration is closely aligned to the achievement of the Group’s strategic objectives

Our reward approach in practice

The application of our policies and practices in the 2014 reward round has resulted in the following outcomes for the Group Chief Executive Officer (Group CEO), Mark Wilson:

■	Basic pay – basic salary of £980,000 will remain unchanged.
■	Annual bonus – a 2013 bonus of 112.5% of basic salary, equivalent to £1,102,500 was approved. The basis for this decision is set out in the remuneration report. The committee will continue to assure itself that there is strong alignment between bonus outcomes for our Group CEO and other senior staff and shareholder experience
■	LTIP – an LTIP grant in 2014 with a face value of £2,940,000 which is 300% of basic salary.

In approving these outcomes the Committee also considered Aviva’s performance against the “underpin” measures put in place for the 2012 and 2013 performance years.

Appointment of new CFO

The Board announced on 28 February 2014 the appointment of Tom Stoddard as CFO. He will join Aviva on 28 April 2014. Details of his remuneration arrangements were included in the announcement of his appointment and are set out in this report.

Continuing the shareholder dialogue

We have met our major institutional shareholders and the main proxy agencies regularly in the course of 2013. We believe this regular contact is proving beneficial for both parties in increasing mutual understanding, addressing and resolving issues of concern and helping informed decision making. We remain committed to continuing that dialogue.

Remuneration reward review

Our remuneration policy report reflects our reward framework as we will apply it for senior executive remuneration in 2014.

We regularly undertake strategic reviews of our executive remuneration to ensure our reward frameworks, policies and practices remain fit for purpose, aligned with the wider talent market and compliant with relevant regulation. We have made no major changes this year, but we will carry out such a review in 2014. If that review leads to proposed changes to our remuneration policy, we expect to consult with shareholders in the latter half of 2014. Subject to the outcomes of that consultation, we will aim to put proposals to shareholders at our 2015 Annual General Meeting (AGM) for approval.

Usual practice would be that our remuneration policy is put to a vote every three years.

Finally, the Remuneration Committee would ask shareholders to consider and approve the policy report and annual remuneration report set out in the following pages.

Patricia Cross

Chairman, Remuneration Committee

Directors’ remuneration policy

This section sets out Aviva’s remuneration policy for directors, in accordance with the requirements of the Companies Act 2006 (as amended) and the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). We have already implemented within our remuneration structures the policy approach set out in this section. We intend to apply this policy formally from the date of Aviva’s 2014 AGM, subject to shareholders approving this policy report at that meeting.

Table 1 below provides an overview of our remuneration policy for executive directors (EDs). For an overview of the remuneration policy for non-executive directors (NEDs) see table 3 below.

Table 1: Remuneration policy for executive directors – overview

Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Basic salary	To provide core market related pay to attract and retain the required level of talent.

Annual review, with changes normally taking effect from 1 April each year. The review is informed by:

■  Relevant pay data including market practice among the 25 FTSE listed companies either side of Aviva in terms of market capitalisation

■  Levels of increase for the broader UK employee population

■  Individual and business performance

Current basic salaries are disclosed on pages 72 and 73.

There is no maximum increase within the policy. However, basic salary increases take account of the average basic salary increase awarded to UK employees. Different levels of increase may be agreed in certain circumstances at the committee’s discretion, such as:

■  An increase in job scope and responsibility

■  Development of the individual in the role

The committee is aware of shareholder concern on ED basic salary ratcheting and would consult on proposed increases if they were significantly to exceed the general level of increases for UK staff.

Any movement in basic salary takes account of performance.
Annual bonus	To incentivise EDs to achieve the annual business plan. Deferral provides alignment with shareholder interests and aids retention of key personnel.

Awards are based on performance in the year. Targets are set annually and pay-out levels are determined by the committee based on performance against those targets.

Two-thirds of any bonus awarded is deferred into shares which vest after three years.

Additional shares are awarded at vesting in lieu of dividends paid on the deferred shares.

Unvested awards are subject to reduction for misconduct or materially adverse misstatement of accounts.

Discretion remains with the committee to amend the bonus payout taking account of financial, market and other considerations. In particular the committee will review the alignment of bonus awards with the experience of shareholders.

Maximum bonus opportunity is 150% of basic salary with 75% of basic salary payable for performance in line with target.

Threshold performance would result in a bonus payment of no more than 25% of basic salary.

Performance below threshold would result in no bonus being paid.

Performance is assessed against a range of relevant financial, employee and customer targets and personal objectives as set by the committee. For example in 2013 the financial KPI’s were:

■  Net capital returns

■  IFRS profit before tax

■  MCEV value of new business

■  Combined operating ratio

■  Total expenses

Financial performance is the major factor in considering overall expenditure on bonuses.

Table 1: Remuneration policy for executive directors – overview

Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Long-term incentive plan (LTIP)	To motivate EDs to achieve the Company’s longer-term objectives, to align ED’s interests with those of shareholders and to aid the retention of key personnel.

Shares are awarded which vest dependent on the achievement of performance conditions over a three year period. Additional shares are awarded at vesting in lieu of dividends on any shares which vest.

Unvested awards are subject to reduction in the event of misconduct or materially adverse misstatement of accounts.

The committee has discretion to amend vesting downwards depending on business or individual performance or conduct.

The plan rules allow for awards to be made up to a maximum of 350% of basic salary.

Threshold performance would result in a vesting level of 20% of maximum.

Performance below threshold on both targets would result in the award lapsing in its entirety.

Currently, performance targets over three years are:

■  50% vest based on targets for absolute ROE performance

■  50% vest based on relative Total Shareholder Return (TSR) against a comparator group

Actual targets for ROE and the appropriate TSR comparator group are agreed by the committee annually and disclosed in the annual remuneration report section.

Pension	To give a market competitive level of provision for post-retirement income.	EDs are eligible to participate in a defined contribution plan up to the annual limit. Any amounts above the annual or lifetime limits are paid in cash.	The level of benefit takes account of the seniority of EDs and of the local market. Ordinarily, the employer contribution to pension benefits under UK contracts does not exceed 31% of basic salary, minus an employee contribution of 8% of the “Scheme Specific Earnings Cap” (£141,600 for 2013/14).	N/A
Benefits	To provide EDs with suitable core benefits as part of a competitive remuneration package, which enables us to attract and retain the right level of talent necessary to deliver the Company’s strategy.

Benefits are provided on a market related basis. The Company reserves the right to deliver benefits to EDs depending on their individual circumstances, which may include a cash car allowance, life insurance and private medical insurance. In the case of non-UK executives, the committee may consider additional allowances in line with standard relevant market practice.

EDs employed under UK contracts are eligible to participate in any HMRC approved all employee share plans operated by the Company on the same basis as other eligible employees.

Set at a level which the committee considers is appropriate against comparable roles in companies of a similar size and complexity to provide a reasonable level of benefit.

Cost would normally be limited to providing a cash car allowance, private medical insurance, life insurance, and reasonable travel benefits, including the tax cost where applicable. In addition, there may be one-off or exceptional items on a case by case basis, which would be reported in the DRR.

N/A
Relocation & mobility	To assist with mobility across the Group to ensure the appropriate talent is available to execute strategy locally.	Employees who are relocated or re-assigned either in country or internationally receive relevant benefits to assist them and their dependants in moving home and settling in to the new location.

Dependent on location and family size, benefits are market related and time bound. They are not compensation for performing the role but to defray costs of a relocation or residence outside the home country.

The committee would pay no more than it judged reasonably necessary, in the light of all applicable circumstances.

N/A
Shareholding requirement	To align EDs interests with those of shareholders.	A requirement to build a shareholding in the Company equivalent to 200% of basic salary for the Group CEO and 150% of basic salary for other EDs.	N/A	N/A

Notes to the table:

Performance measures

For the annual bonus, performance measures are chosen to align to the Group’s KPIs and include financial, employee and customer measures. Achievement against personal objectives is also taken into account.

LTIP performance measures are chosen to provide an indication of both absolute and relative return generated for shareholders. In terms of target setting, a number of reference points are taken into account each year including, but not limited to, the Group’s business plan and external market expectations of the Company. Maximum payouts require exceptional performance that significantly exceeds performance targets or expected performance, under both the annual bonus and LTIP.

Discretions

In addition to the discretions referred to in the DRR, the discretions the committee has in relation to the operation of the Annual Bonus Plan (ABP) and LTIP include, but are not limited to, who participates, the timing and size of awards, setting additional conditions (and the discretion to change or waive those conditions), whether dividend equivalents will be awarded, the determination of vesting and adjustment in certain circumstances such as rights issues. In addition, in relation to the LTIP, in accordance with its terms, the committee has discretion to waive or change a performance condition if anything happens which causes the committee reasonably to consider it appropriate to do so. Any use of the discretions will be disclosed, where relevant, in the Annual report and accounts and, where appropriate, be subject to consultation with Aviva’s major shareholders.

In the event of a change in control, unless a new award is granted in exchange for an existing award, or if there is a significant corporate event like a demerger, awards under the LTIP would normally vest to the extent that the performance conditions have been satisfied as at the date of the change in control, and unless the committee decides otherwise, would be pro-rated to reflect the time between the start of the performance period and the change in control. Awards under the ABP would normally vest on the date of the change in control and may vest if there is a significant corporate event.

The use of discretion in Aviva’s HMRC all employee share plans is set out in the rules and exercised in accordance with HMRC rules.

Consistency of executive remuneration policy across the Group

The remuneration policy for our EDs is designed as part of the remuneration philosophy and principles that underpin remuneration for the wider Group. Remuneration arrangements for employees below the EDs take account of the seniority and nature of the role, individual performance and local market practice. The components and levels of remuneration for different employees may therefore differ from the policy for EDs. Any such elements are reviewed against market practice and approved in line with internal guidelines and frameworks.

The committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before the policy came into effect or (ii) at a time when the relevant individual was not a director of the Company and, in the opinion of the committee, the payment was not in consideration for the individual becoming a director of the Company. For these purposes “payments” includes the committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

Approach to recruitment remuneration

On hiring a new ED, the committee would align the remuneration package with our remuneration policy.

In determining the actual remuneration for a new ED, the committee would consider the package in totality, taking into account elements such as the likely contribution of the individual, local market benchmarks, remuneration practice, and the existing remuneration of other senior executives. The committee would ensure any arrangements agreed would be in the best interests of Aviva and its shareholders. It would seek not to pay more than necessary to secure the right candidate.

The committee may make awards on hiring an external candidate to ‘buyout’ remuneration arrangements forfeited on leaving a previous employer. In doing so the committee would take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the timeframe of awards. It would seek to structure buyout awards on a “like for like” basis when compared to awards forfeited.

The maximum level of variable pay which could be awarded to a new ED, excluding any buyouts, would be in line with the policy set out above and would therefore be no more than 500% of basic salary (150% of basic salary annual bonus opportunity and 350% of basic salary as the face value of a LTIP grant).

On hiring a new non-executive director, the committee would align the remuneration package with the remuneration policy for NEDs, outlined below in table 3, including fees and travel benefits.

Illustration of the policy

The charts below illustrate how much EDs could earn under different performance scenarios in one financial year:

■	Minimum – basic salary, pension or cash in lieu of pension and benefits, no bonus and no vesting of the LTIP
■	Target – basic salary, pension or cash in lieu of pension, benefits, bonus of 75% of basic salary and 50% vesting of the LTIP
■	Stretch – basic salary, pension or cash in lieu of pension, benefits, stretch bonus of 150% of basic salary and 100% vesting of the LTIP

As stated Tom Stoddard will join Aviva on 28 April 2014 as CFO and the CFO data in the table below is based on his remuneration on joining.

Potential earnings by pay element

Notes

1	Fixed pay consists of basic salary, pension as described in table 1, and estimated value of benefits provided under the remuneration policy, excluding any one offs. This therefore excludes the relocation assistance for Mark Wilson, in connection with his relocation to the UK. Actual figures may vary in future years.
2	LTIP calculations are based on awards with a face value of 300% of basic salary for Mark Wilson and 225% of basic salary for Tom Stoddard.

Employment contracts and letters of appointment

ED employment contracts and NED letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s 2014 AGM from 10.45 am on 30 April 2014 until the close of the meeting.

The key employment terms and conditions of the current EDs, and those who served during the year, as stipulated in their employment contracts, are set out in table 2 below.

Table 2: Executive directors’ conditions of employment

Provision	Policy
Notice period By the ED By the Company	6 months. 12 months, rolling. No notice or payment in lieu of notice to be paid where the Company terminates for cause.
Termination payment

Pay in lieu of notice up to a maximum of 12 months’ basic salary.

Any payment is subject to phasing and mitigation requirements. An ED would be expected to mitigate the loss of office by seeking alternative employment. Any payments in lieu of notice would be reduced, potentially to zero, by any salary received from such employment.

In the case of Mark Wilson, if his employment were to be terminated by the Company, other than for cause, within three years of his appointment then he would be entitled to be reimbursed against evidenced expenditure for reasonable and appropriate costs incurred in relocating outside the UK up to a maximum of £100,000, inclusive of any tax liability.

Remuneration and benefits	The operation of the annual bonus and LTIP is at the Company’s discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Car allowance	A cash car allowance is received, as varied from time to time.
Holiday entitlement	30 working days plus public holidays.
Other benefits	Other benefits include private medical insurance and participation in the Company’s staff pension scheme. As disclosed in 2012, were the current Group CEO to incur additional reasonable relocation expenses above the £200,000 limit set out in the annual remuneration report section, then the committee would consider reimbursement of those expenses up to an agreed further limit.
Private medical insurance	Private medical insurance is provided for the ED and his family. The ED can choose to opt out of this benefit or take a lower level of cover. However, no payments are made in lieu of reduced or no cover.
Sickness	100% of basic salary for 52 weeks, and 75% thereafter for a further 52 weeks.
Non-compete	During employment and for six months after leaving without the prior written consent of the Company.
Contract dates	Director: Mark Wilson Patrick Regan[1] Trevor Matthews[2]	Date current contract commenced: 1 January 2013 22 February 2010 2 December 2011

Notes

1	Patrick Regan tendered his resignation as CFO on 22 January 2014 and will leave the Board and the Group on 28 March 2014
2	Trevor Matthews resigned from the Board with effect from 8 May 2013 and left the Company on 6 June 2013.

Policy on payment for loss of office

There are no pre-determined ED special provisions for compensation for loss of office. The committee has the ability to exercise its discretion on the final amount actually paid but any compensation would be based on what would be paid by way of basic salary, pension entitlement and other contractual benefits during the notice period depending on whether notice is worked or a payment made in lieu of notice.

Where notice of termination of a contract is given, payments to the ED would continue for the period worked during the notice period. Alternatively, the contract may be terminated and phased monthly payments made in lieu of notice for, or for the balance of, the 12 months’ notice period. During this period, EDs would be expected to mitigate their loss by seeking alternative employment. Payments in lieu of notice would be reduced by the salary received from any alternative employment, potentially to zero. The Company would typically make a contribution towards an EDs legal fees in connection with advice on the terms of their departure.

There is no automatic entitlement to an annual bonus for the year in which loss of office occurs. The committee may determine that an ED may receive a pro rata bonus in respect of the period of employment during the year loss of office occurs based on an assessment of performance. Where an ED leaves the Company by reason of death, disability or ill health, or any other reason determined by the committee, there may be a payment of a pro rata bonus for the relevant year at the discretion of the committee.

The treatment of leavers under our ABP and LTIP is determined by the rules of the relevant plans. Good leaver status under these plans would be granted in the event of, for example, the death of an ED, or their departure on ill health grounds. Good leaver status for other leaving reasons is at the discretion of the committee, taking into account the circumstances of the individual’s departure, but would typically include planned retirement. In circumstances where good leaver status has been granted, awards may still be subject to a reduction prior to vesting in the event that inappropriate conduct of the ED whilst an employee is subsequently discovered post departure.
In the case of the long-term incentive plans, where the committee determines EDs to be good leavers, vesting is normally based on the extent to which performance conditions have been met at the end of the relevant performance period, and the proportion of the award that vests is pro-rated for the time from the date of grant to final date of service (unless the committee decides otherwise).

Consideration of wider employee pay and shareholder views

When determining the remuneration policy and arrangements for our EDs, the committee considers:

■	Pay and employment conditions elsewhere in the Group to ensure that pay structures are suitably aligned and that levels of remuneration remain appropriate. The committee reviews levels of basic salary increases for other employees and executives based in the UK. It reviews changes in overall bonus pool funding and long term incentive grants. The committee does not directly consult with employees on pay issues but it does consider feedback from the employee opinion survey. The committee also takes into account information provided by the HR function and external advisers
■	Its ongoing dialogue with shareholders. It seeks shareholder views and takes them into account when any significant changes are being proposed to remuneration arrangements and when formulating and implementing remuneration policy. It has consulted broadly on the contents of this policy report.

Non-executive directors

Table 3 below, sets out details of our remuneration policy for NEDs.

Table 3: Remuneration policy for non-executive directors – overview

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance measures
Chairman and NED’s fees	To attract individuals with the required range of skills and experience to serve as a Chairman and as a NED.

NEDs receive a basic annual fee in respect of their Board duties. Further fees are paid for membership and, where appropriate, chairmanship of Board committees.

The Chairman receives a fixed annual fee. Fees are reviewed annually taking into account market data and trends and the scope of specific Board duties.

The Chairman and NEDs do not participate in any incentive or performance plans or pension arrangements and do not receive an expense allowance.

NEDs are reimbursed for expenses, and any tax arising on those expenses is settled directly by Aviva. To the extent that these are deemed taxable benefits, they will be included in the annual remuneration report, as required.

The Company’s articles of association provide that the total aggregate remuneration paid to the Chairman of the Company and NEDs will be determined by the Board within the limits set by shareholders. The current aggregate limit of £2 million was approved by shareholders at the Company’s 2012 AGM.

N/A
Chairman’s Travel Benefits	To provide the Chairman with suitable travel arrangements for him to discharge his duties effectively.	The Chairman has access to a company car and driver for business use. Where these are deemed a taxable benefit, the tax is paid by the Company.	N/A	N/A
NED Travel and Accommodation	To reimburse NEDs for appropriate business travel and accommodation, including attending Board and committee meetings.	Reasonable costs of travel and accommodation for business purposes are reimbursed to NEDs. On the limited occasions when it is appropriate for a NED’s spouse or partner to attend, such as to a business event, the Company will meet these costs. The Company will meet any tax liabilities that may arise on such expenses.	N/A	N/A

The NEDs, including the Chairman of the Company, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in table 4 below.

Table 4: Non-executive directors key terms of appointment

Provision	Policy
Period	In line with the requirement of the UK Corporate Governance Code, all NEDs including the Chairman, are subject to annual re-election by shareholders at each AGM.
Termination	By the director or the Company at their discretion without compensation upon giving one month’s written notice for NEDs and three months’ written notice for the Chairman of the Company.
Fees	As set out in table 7.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties. Also, in respect of the Chairman, the committee rolled forward to 2013 the entitlement previously agreed for him to be reimbursed against evidenced expenditure for reasonable and appropriate costs associated with his relocation to the UK, up to a maximum of £125,000, inclusive of any tax liability.
Time commitment	Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively.

Appointment dates	Director	Date of last appointment on letter of appointment[3]	Appointment end date in accordance with letter of appointment
	Glyn Barker	3 May 2012	AGM 2014
	Patricia Cross	1 December 2013	AGM 2014
	Richard Karl Goeltz[1]	3 May 2012	AGM 2013
	Michael Hawker	3 May 2012	AGM 2014
	Gay Huey Evans	3 May 2012	AGM 2014
	John McFarlane	3 May 2012	AGM 2014
	Michael Mire	7 August 2013	AGM 2014
	Sir Adrian Montague	15 January 2013	AGM 2014
	Bob Stein	15 January 2013	AGM 2014
	Russell Walls[2]	3 May 2012	AGM 2013
	Scott Wheway	3 May 2012	AGM 2014

Notes

1	Richard Karl Goeltz retired from the Board with effect from 8 May 2013.
2	Russell Walls retired from the Board with effect from 8 May 2013.
3	The dates shown above reflect actual appointment dates where agreed following signature of the letter as all appointments are subject to regulatory approval.

Annual remuneration report

This section of the report sets out how Aviva has implemented its remuneration policies for directors in the course of 2013 and how the remuneration policy will be implemented for 2014. This is in accordance with the requirements of the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). Where new requirements have been introduced, Aviva has taken account of the guidance produced by the GC100 and Investor Group and emerging good practice.

Alignment of Group strategy with executive remuneration

The committee considers alignment between Group strategy and the remuneration of its EDs is critical. Our remuneration policy provides market competitive remuneration, and incentivises EDs to achieve both the annual business plan and longer term strategic objectives of the Group. Significant levels of deferral and a shareholding requirement align EDs’ interests with those of shareholders and aid retention of key personnel. As well as rewarding the achievement of objectives, variable remuneration can be reduced potentially to zero if performance thresholds are not met.

Committee membership and attendance

The committee comprises independent NEDs only. Table 5 below shows the committee members during the year and their attendance at committee meetings.

Table 5: Committee membership and attendance

Committee member	Number of meetings attended	Percentage attendance[1]
Scott Wheway (Chairman)	10	100%
Michael Hawker[2]	4	100%
Gay Huey Evans[3]	9	90%
Bob Stein[4]	7	100%
Patricia Cross[5]	1	100%

Notes

1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Michael Hawker resigned from the committee with effect from 8 May 2013.
3	Gay Huey Evans was not able to attend one of the additional committee meetings.
4	Bob Stein joined the committee with effect from 6 March 2013.
5	Patricia Cross joined the committee with effect from 1 December 2013 and became Chairman of the committee on 19 February 2014.

The committee met ten times during 2013 of which eight were scheduled committee meetings and two were additional committee meetings called to deal with urgent matters and/or called at short notice.

The Group Chairman generally attended all meetings of the committee. The Group Company Secretary acted as secretary to the committee. The Chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

The persons listed in table 6 assisted the committee in considering executive remuneration and attended meetings by invitation during the year. No person was present during any discussion relating to their own remuneration.

Table 6: Attendees of the committee during 2013

Attendee	Position	Comments
John McFarlane	Chairman of the Company	Attended by invitation
Mark Wilson	Group Chief Executive Officer	Attended by invitation
Kirstine Cooper	Group General Counsel and Company Secretary	Attended as secretary to the committee
Christine Deputy	Group HR Director	Attended as an executive responsible for advising on remuneration policy
Carole Jones	Acting Group HR Director	Attended as an executive responsible for advising on remuneration policy
David Hope	HR Director, Europe and Reward	Attended as an executive responsible for advising on remuneration policy
Andrew Pooley	Executive Reward Director	Attended as an executive responsible for advising on remuneration policy
David Rogers	Chief Accounting Officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans
Jason Windsor	Chief Strategy and Development Officer	Attended to advise on matters relating to the performance measures and targets for the Group’s share incentive plans

In addition to the attendees listed above, Sir Adrian Montague and Michael Mire as NEDs, attended at least one committee meeting during the year as part of their induction following their appointment as a NED. They were not present when their own remuneration was being discussed.

During the year, the committee received advice on executive remuneration matters from Deloitte LLP which is a member of the Remuneration Consultants Group and adheres to its Code of Conduct. Deloitte LLP was appointed by the committee as its adviser with effect from 4 December 2012 following a competitive tender process and reappointed with effect from 4 November 2013 following an assessment by the committee of the quality of the advice provided. In addition, the Group received advice on remuneration matters, taxation and other consulting services (including advice in relation to Solvency II and the Economic Capital Infrastructure Programme (ECIP)) from Deloitte LLP and from Linklaters LLP on remuneration matters during the year.

Deloitte LLP were paid fees totalling £196,980 during the year for the provision to the committee of advice on general HR and remuneration matters, benchmarking advice on market practice and views on shareholder perspectives. Fees were charged on a time plus expenses basis.

The committee reflects on the quality of the advice provided and whether this properly addresses the issues under consideration as part of its normal deliberations. The committee is satisfied that the advice received during the year was objective and independent.

Committee activities during 2013

Whilst not mutually exclusive the categories shown on the pie chart below were areas of focus for the committee during the year. The chart also shows how the committee dedicated its time to these activities.

Implementation of remuneration policy in 2014

The implementation of the policy will be consistent with that outlined in the policy report and we are not proposing any significant changes compared with the policy that applied in 2013.

Basic salaries

The basic salary for the Group CEO will remain unchanged at £980,000 per annum.

Annual bonus

The maximum annual bonus opportunity will remain at the levels set out in the policy section of this report. Annual bonus performance measures and weightings will be broadly in line with those for 2013.

Whilst we are not disclosing 2014 bonus targets due to commercial sensitivity, we will provide an explanation of 2014 bonus payments together with performance against measures and targets in the 2014 report. This is in line with the approach we have taken this year.

LTIP

LTIP grants in 2014 will be in line with the levels set out in the policy report. The LTIP will vest subject to the degree of achievement of two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long term interests. No grant will be made to Patrick Regan, who tendered his resignation as CFO on 22 January 2014 and will leave the Board and the Group on 28 March 2014.

Approach to non-executive directors’ fees for 2014

NED fees were last reviewed in March 2014 and limited changes were made as set out below. Table 7 below sets out our approach to NEDs fees for 2014:

Table 7: Non-executive directors’ fees

Role	Fee from 1 April 2014	Fee from 1 April 2013
Chairman of the Company[1]	£550,000	£550,000
Board membership fee	£70,000	£65,000
Additional fees are paid as follows:
Senior Independent Director	£35,000	£35,000
Committee Chairman (inclusive of committee membership fee)
– Audit	£45,000	£45,000
– Governance	£35,000	£20,000
– Remuneration	£35,000	£35,000
– Risk	£45,000	£45,000
Committee membership
– Audit	£15,000	£15,000
– Governance	£12,500	£10,000
– Nomination	£7,500	£7,500
– Remuneration	£12,500	£12,500
– Risk	£15,000	£15,000

Notes

1	Inclusive of Board membership fee and any committee membership fees.

Appointment of Chief Financial Officer

Aviva announced the appointment of Tom Stoddard as CFO on 28 February 2014. Mr Stoddard is currently expected to join the Company on 28 April 2014. Details of his remuneration were announced at the time, and are as follows:

■	Basic salary - £675,000 per annum next subject to review in 2015
■	Annual bonus – 75% of basic salary for plan performance and up to 150% of basic salary for stretch performance. Two thirds of any bonus awarded is currently required to be deferred into Aviva shares for three years
■	LTIP – Eligible for an LTIP grant with a face value of up to 350% of basic salary. The LTIP is subject to performance conditions and vests after three years to the extent that those conditions have been met. His 2014 grant will be at 225% of basic salary
■	Buyout – On a strict “like for like” basis he will be eligible to receive a buyout up to a maximum level of £1 million gross to replace deferred compensation he has forfeited on resignation from his previous employer
■	Relocation expenses – He may claim reasonable relocation expenses up to a maximum of £200,000 (inclusive of any benefit in kind liability that may arise) in respect of relocation from the US to the UK
■	Benefits – A cash car allowance and PMI cover for himself and his family

Single total figures of remuneration for 2013 - executive directors (audited information)

Table 8 below sets out in the required form the total 2013 remuneration for each of our EDs who served with the Company during 2013.

Table 8: Total 2013 remuneration – Executive Directors

	Basic salary		Benefits		Annual bonus[4]		LTIP[5]		Pension[7]		Total
	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000
Executive Directors
Mark Wilson[1]	980	—	239	—	1,103	—	—	—	293	—	2,615	—
Patrick Regan[2]	720	699	37	34	—	—	—	490[6]	199	193	956	1,416
Former executive director
Trevor Matthews[3]	311	720	16	85	—	—	450	—	92	212	869	1,017
Total emoluments of executive directors	2,011	1,419	292	119	1,103	—	450	490	584	405	4,440	2,433

Notes

1	Mark Wilson joined the Board with effect from 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012.
2	Patrick Regan tendered his resignation as CFO on 22 January 2014 and will leave the Board and the Group on 28 March 2014, and so received no bonus award for 2013. His LTIP awards granted in 2011, 2012 and 2013 will lapse.
3	Trevor Matthews left Aviva on 6 June 2013 and so 2013 figures represent the period up to that date.
4	Bonus payable in respect of the financial year including any deferred element at face value at date of award.
5	Value of the LTIP for 2013 relates to the 2011 award, which had a three year performance period ending on 31 December 2013. 34.48% of the award will vest in March 2014. An assumed Aviva ordinary share price of 431.9 pence has been used to determine the value of the award based on the average share price over the final quarter of the 2013 financial year.
6	The LTIP value for Patrick Regan for 2012 has been updated to reflect the actual value at vesting of the award. The figure previously disclosed was £607,302.
7	Pension contributions consist of employer contributions into the defined contribution section of the Aviva Staff Pension Scheme, excluding salary exchange contributions made by the employees, plus payments in lieu of pension above the lifetime or annual allowance caps.

Additional disclosures in respect of the single total figure of remuneration table
(audited information)

Benefits

The benefits disclosure includes the cost where relevant of private medical insurance, life insurance, accommodation, travel and car benefits. In the case of Patrick Regan this also includes benefits resulting from the Aviva Savings Related Share Option Scheme (SAYE Scheme), as described below, which has been valued based on the monthly savings amount (£250) and the discount provided (20%). All the numbers disclosed include the tax charged on the benefits, where applicable. As disclosed in the 2012 DRR, Mark Wilson was able to claim benefits of £200,000 inclusive of benefit-in-kind charges, against appropriate receipts or other evidence of expenditure, in respect of his relocation from Hong Kong to the UK.

Annual bonus

Table 9 below sets out the Group’s performance against its 2013 KPIs. It also shows how these outcomes have translated into bonus payments. Details of the actual targets have not been disclosed as they are deemed to be commercially sensitive.

Table 9: Group 2013 performance against its KPIs

	Weighting (% of total bonus opportunity)
Business measures (70%) Key performance indicators	Plan (%)	Stretch (%)	Actual outcome (%)
Net capital returns	10	13.75	12.47
IFRS profit before tax	7.5	20	20.00
MCEV value of new business	3.5	7.75	7.75
Combined operating ratio	1.5	3.5	0
Total expenses	2.5	5	5
Customer	5	10	2.32
Employee	5	10	0
Total	35	70	47.54

The main driver of the Group CEO’s bonus is the performance of the Group against key financial targets, with further consideration given to targets relating to employee engagement and customer satisfaction. Additionally, the individual performance of the CEO is taken into account.

In considering the Group CEO’s 2013 bonus the committee took full account of the Group outcomes and noted in particular the performance against financial targets. The performance on net capital returns, IFRS profit before tax, the MCEV value of new business and total expenses were pleasing, with demanding targets having been achieved. The combined operating ratio performance reflected some significant weather related events, notably two large flood events in our Canadian business.

Against a background of significant change and restructuring, the business required reductions in job numbers in 2013. We are striving to minimise large scale restructuring going forward, but in 2013 these changes impacted our employees and our targeted engagement scores were missed. We have set targets for 2014 which we believe will require significant efforts to achieve. This element of the bonus did not produce any payment in 2013.

Aviva remains committed to providing a great service to our customers and it is disappointing that the progress we wanted to make in 2013 on this measure was not achieved in full. Again, we have set 2014 targets that continue to challenge the business to make progress in this area.

Mark Wilson’s personal performance was rated highly by the Board who particularly recognised the increase in the value of new business, the major improvement in the capital and liquidity base, the substantive progress on building a first-class management team and the restructuring of the cost base.

Based on the outcomes against the KPIs, and an assessment of Mr Wilson’s individual strategic performance, the Committee approved a bonus of 75% of the maximum, equivalent to 112.5% of basic salary with a total value of £1,102,500. This is set out in the annual bonus column of table 8.

Table 10: Individual strategic 2013 performance

	Weighting (% of total bonus opportunity)
Executive director	Plan (%)	Stretch (%)	Actual outcome (%)
Mark Wilson (30%)	15	30	27.46
Patrick Regan (30%)[1]	15	30	0

Note

1	Patrick Regan tendered his resignation as CFO on 22 January 2014 and will leave the Board and the Group on 28 March 2014. He will therefore receive no bonus in respect of 2013 performance.

One third of the bonus award for Mark Wilson will be delivered in cash, with two thirds being deferred into shares for three years.

As reported in the 2012 DRR, the Committee agreed with shareholders that it would consider additional “underpin” metrics in 2012 and 2013 once bonuses had been calculated to assure themselves of continuing alignment between bonuses paid and shareholder experience. Those metrics were measures of Economic Value Added, Economic Capital and TSR. The Committee considered Aviva’s performance against those metrics for 2013 and was satisfied that the progress made did not require any adjustment to bonus outcomes.

LTIP award vesting in respect of 2013

The LTIP value shown in the single total figure for remuneration is for the award expected to vest in March 2014. The only current or former ED who will receive a vesting amount from this award is Trevor Matthews. The performance conditions for this award are set out in table 11 below.

Table 11: LTIP performance conditions

	Weighting	Threshold (20% vests)	Maximum (100% vests)	Outcome	Vesting (% of maximum)
Return on Equity (ROE) performance over 3 years	50%	33.0%	40.5%	37.6%	34.48%
Relative Total Shareholder Return (TSR) performance	50%	Median	Upper quintile and above	Below median	0%

Pension

EDs are eligible to participate in a defined contribution plan under which they can elect to receive 31% of basic salary from the Company minus a personal contribution of 8% of basic salary up to the scheme specific earnings cap (£141,600 in 2013/2014). For any contribution above the HMRC annual or life time allowance cap, a cash alternative in lieu of pension contribution is offered subject to the same limit of 31% of basic salary minus the personal contribution.

All employee share plans

EDs are eligible to participate in two HMRC approved all employee share plans on the same basis as other eligible employees.

These plans include a partnership share element of the all employee share option plan (AESOP) under which eligible employees can invest up to the statutory limits, currently £125 per month, out of their gross salary in the Company’s ordinary shares. A matching element was introduced in April 2013 through which the Company matches every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. Matching shares are subject to forfeiture if the purchased shares are withdrawn from the AESOP within three years of purchase, as long as the participant remains employed by the Company. From May 2013 participants were also eligible to receive Dividend Shares through the AESOP. Shares awarded to, or investments made by, EDs through the AESOP are included in table 20 of this Report.

The Aviva 2007 SAYE Scheme allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a 3, 5 or 7 year HMRC approved savings contract, subject to a statutory savings limit, currently £250 per month. From 2012, only 3 and 5 year contracts have been offered. Details of options granted to EDs under these schemes are included in table 23.

Single total figure of remuneration for 2013 – non-executive directors (audited information)

Table 12 below sets out the total remuneration earned by each NED who served during 2013.

Table 12: Total 2013 remuneration – NEDs

	Fees		Benefits		Total
	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000
Chairman/executive chairman
John McFarlane	550	413	101[1]	145	651	558
Current non-executive directors
Glyn Barker	122	76	—	1	122	77
Patricia Cross	8	—	1	—	9	—
Michael Hawker	137	137	1	—	138	137
Gay Huey Evans	105	96	1	—	106	96
Michael Mire	29	—	1	—	30	—
Sir Adrian Montague	113	—	2	—	115	—
Bob Stein	89	—	1	—	90	—
Scott Wheway	118	112	1	—	119	112
Former non-executive directors
Russell Walls[2]	47	129	—	2	47	131
Richard Karl Goeltz[2]	44	119	—	1	44	120
Total emoluments of NEDs	1,362	1,082	109	149	1,471	1,231

Notes

1	Benefits for John McFarlane include the entitlement previously agreed for him to be reimbursed against evidenced expenditure for reasonable and appropriate costs associated with his relocation to the UK, up to a maximum of £125,000, inclusive of any tax liability, which was rolled forward to 2013.
2	Richard Karl Goeltz and Russell Walls retired from the Board with effect from 8 May 2013. The remuneration figures shown in the table are for or relate to the period during which they were a director of the Company.

The total amount paid to NEDs in 2013 was £1,471,000 which is within the limits set in the Company’s articles of association, which have previously been approved by shareholders.

Share awards made during the financial year (audited information)

LTIP awards are made in shares which vest conditionally upon performance targets being met. The number of conditional shares granted is based on a percentage of basic salary. The following table sets out details of LTIP awards of conditional shares made during the year.

Table 13: LTIP awards granted during the year

				Amount vesting
	Date of award	Face value (% of basic salary)	Face value (£)	Threshold performance (% of face value)	Maximum performance (% of face value)	End of performance period
Mark Wilson	04.04.2013	300%	£2,940,000	20%	100%	31.12.2015
Patrick Regan	04.04.2013	225%	£1,620,000	20%	100%	31.12.2015

Face value has been calculated using the average of the middle-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of grant, on 4 April 2013. Accordingly 983,277 and 541,806 shares were awarded to the Group CEO and CFO respectively based on a share price of 299 pence. Following his resignation from the Company Patrick Regan’s 2013 LTIP award will lapse.

The LTIP vests subject to the achievement of two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests. Details of the performance measures and targets are set out below.

Return on equity targets

ROE targets determine the vesting of 50% of the LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return. The 2013 LTIP award ROE targets are set out in table 14 below.

Table 14: 2013 LTIP ROE targets

Achievement of ROE targets over the three-year performance period	Percentage of shares in award that vests based on achievement of ROE targets
Less than 41%	0%
41%	10%
Between 41% and 50%	Pro rata between 10% and 50% on a straight line basis
50% and above	50%

ROE is calculated as the IFRS profit after tax and non-controlling interest, excluding the impact of investment variances and economic assumption changes, over average IFRS equity (excluding pension scheme net surplus/deficit) attributable to the ordinary shareholders of the Company.

Total shareholder return targets (audited information)

Relative TSR determines the vesting of the other 50% of the LTIP award. Performance of the 2013 grant will be assessed against the following companies: Aegon, Allianz, Axa, CNP Assurances, Direct Line Group, Generali, Legal & General, MetLife, Old Mutual, Prudential, Resolution Limited, RSA, Standard Life and Zurich.

TSR vesting operates as set out in table 15 below.

Table 15: TSR vesting schedule for the 2013 LTIP award

TSR position over the three-year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below median	0%
Median	10%
Between median and upper quintile	Pro rata between 10% and 50% on a straight line basis
Upper quintile and above	50%

Payments to past directors (audited information)

Russell Walls retired from the Board with effect from 8 May 2013. Mr Walls was appointed as Chairman and Non-Executive Director of Aviva Insurance Limited on 1 May 2013, a subsidiary company of Aviva plc and the emoluments he received in respect of this directorship for the 2013 financial year were £72,328.

Richard Karl Goeltz retired from the Board with effect from 8 May 2013. Mr Goeltz was appointed as Chairman and Non-Executive Director of Aviva Life Holdings UK Limited on 14 May 2013, a subsidiary company of Aviva plc and the emoluments he received in respect of this directorship for the 2013 financial year were £71,250. On 13 February 2014, Mr Goeltz was also appointed as a non-executive director of Aviva Life & Pensions UK Limited, Aviva Annuity UK Limited and Aviva Life Services UK Limited, each of which are subsidiary companies of Aviva plc.

Payments for loss of office (audited information)

Trevor Matthews resigned from the Board with effect from 8 May 2013 and left the Company on 6 June 2013. His notice period commenced on 7 February 2013.

Mr Matthews was paid only awards that were contractually required and no discretions were applied. This constituted full and final settlement of Mr Matthews’ departure terms. Any new ED appointment would be in accordance with our remuneration policy set out above.

■	Mr Matthews received pay in lieu of notice for the balance of his notice period (8 months) of £480,000, paid in 8 equal monthly instalments
■	He received no bonus in respect of 2013, and no LTIP award was made for the year
■	The deferred element of Mr Matthews’ 2011 bonus vested on termination of his employment. The value realised was £34,196 (9,528 shares, inclusive of shares awarded in lieu of dividends accrued, vesting at a share price of 358.9 pence)
■	His 2011 and 2012 LTIP awards will vest at the end of the relevant performance period (March 2014 and March 2015 respectively). These will be pro-rated to reflect his service during the performance period and the extent to which the performance conditions have been achieved at the end of the period. 104,278 phantom shares (not inclusive of shares awarded in lieu of dividends accrued) will therefore vest in March 2014 and a maximum of 230,073 shares (not inclusive of shares awarded in lieu of dividends accrued) will therefore vest in March 2015 depending on performance conditions on the same basis as vesting for other directors
■	Mr Matthews received the final tranche of his recruitment award (the “conditional share award” disclosed in the 2011 DRR), which vested on his departure. The value realised was £877,360 (based on 244,458 shares, inclusive of shares awarded in lieu of dividends accrued, vesting at a share price of 358.9 pence)
■	Legal fees of £10,000 were paid to Mr Matthews’ solicitor in connection with advice on the terms of his departure

Patrick Regan tendered his resignation as CFO on 22 January 2014 and will leave the Board and the Group on 28 March 2014.

■	Mr Regan will continue to receive basic salary and benefits up to his agreed departure date. There will be no payment in lieu of any balance of his notice period that may be outstanding on departure
■	He received no bonus in respect of 2013 and will receive no bonus in respect of 2014. No LTIP award will be made for 2014.
■	The deferred element of Mr Regan’s 2010 and 2011 bonuses will lapse on termination of his employment
■	His 2011, 2012 and 2013 LTIP awards will also lapse on termination of his employment

Historical TSR performance and CEO remuneration outcomes

Table 16 below compares the TSR performance of the Company over the past five years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index of which Aviva is a member. The companies which comprise the current LTIP comparator group for TSR purposes are listed in the ‘TSR Targets’ section above.

Table 16: Aviva plc five-year TSR performance against the FTSE 100 return index and the median of the comparator group

Table 17 summarises the Group CEO single figure for total remuneration, annual bonus pay-out and LTIP vesting as a percentage of maximum opportunity over this period.

Table 17: Historical CEO remuneration outcomes

	Group CEO	2009	2010	2011	2012	2013
Annual bonus payout (as a % of maximum opportunity)	Mark Wilson Andrew Moss	— 74.2%	— 74.3%	— 81.0%	— 0%	75% —
LTIP vesting (as a % of maximum opportunity)	Mark Wilson Andrew Moss	— 50%	— 72.3%	— 81.7%	— 0%	— —
CEO Single figure of remuneration (£m)	Mark Wilson[1] Andrew Moss[2]	— 2,591	— 2,748	— 3,477	— 554	2,615 —

Notes

1	Mark Wilson joined the Board as an ED with effect from 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012.
2	Andrew Moss resigned from the Board with effect from 8 May 2012 and left the Company on 31 May 2012.

Percentage change in remuneration of Group CEO

The table below would ordinarily set out the increase in the basic salary, bonus and benefits of the Group CEO and that of the wider UK workforce. As the current Group CEO became CEO on 1 January 2013 but joined the Board with effect from 1 December 2012, no comparison is possible this year. The UK employee workforce was chosen as a suitable comparator group as EDs are based in the UK (albeit with a global role and responsibilities) and pay changes across the Group vary widely depending on local market conditions.

Table 18: Percentage change in remuneration of Group CEO

	% change in basic salary 2012 - 2013	% change in bonus 2012 - 2013	% change in benefits 2012 - 2013
Group CEO	—	—	—
All UK-based employees	2.69%	75.57%[1]	3.65%

Notes

1	The increase in bonus awards for all UK based employees in 2013 reflects a significant improvement in the performance of the UK businesses against their targets compared with 2012, when overall Group performance impacted bonus budgets. Given this high level of performance in 2013, bonus awards for 2014 are not likely to continue at this level.

Relative importance of spend on pay

The table below outlines adjusted operating profit before tax attributable to shareholders’ profits after integration and restructuring costs, dividends paid to shareholders and buybacks compared to overall spend on pay (in total and per capita). The measure of profit has been chosen as a straightforward measure reflecting the performance of the Company, showing both gross income, and also taking into account integration and restructuring costs.

Table 19: Relative importance of spend on pay

	Year end 31 December 2012 £m	Year end 31 December 2013 £m	% change
Adjusted operating profit before tax[1]	1,577	1,686	7%
Dividends paid[2]	757	429	(43)%
Share buybacks[3]	—	—	—
Total staff costs[4]	1,966	1,671	(15)%

Notes

1	Adjusted operating profit before tax attributable to shareholders’ profits for continuing operations after integration and restructuring costs.
2	The total cost of ordinary dividends paid to shareholders.
3	There were no share buybacks in 2012 or 2013.
4	Total staff costs from continuing operations includes wages and salaries, social security costs, post-retirement obligations, profit sharing and incentive plans, equity compensation plans and termination benefits. The average number of employees in continuing operations was 33,589 (2012) and 29,970 (2013).

External Board appointments

The Company recognises that its EDs can benefit from serving in a personal capacity as a non-executive director of a non-Aviva Group company. At the same time, it is conscious of the corporate governance recommendations that EDs should take account of the time commitment required by a non-executive director position and ensure that any such role does not impact their ability to carry out fully their executive duties. The Company therefore has a policy of normally allowing EDs to serve as a non-executive director of one external company, subject to approval by the Board, and for the individual to retain any board fees.

Currently, Patrick Regan holds one external non-executive director appointment. He was, until the disposal of the Group’s interests in Delta Lloyd N.V. in January 2013, a Company-nominated member on the supervisory board. He has continued to be a member of the supervisory board in a personal capacity since that date. He received €62,227 during 2013 in respect of this appointment.

Statement of directors’ shareholdings and share interests (audited information)

Executive directors share ownership requirements

The Company requires the Group CEO to build a shareholding in the Company equivalent to 200% of basic salary and each ED to build a shareholding in the Company equivalent to 150% of basic salary.

The EDs are required to retain 50% of the net shares released from deferred annual bonuses and LTIPs until the shareholding requirement is met.

Unvested share awards including shares held in connection with bonus deferrals are not taken into account in applying this test. Table 20 below shows the position of each ED against the shareholding requirement as at 31 December 2013, based on that day’s closing middle-market price of an ordinary share of the Company of 449.7 pence.

Table 20: Executive Directors – share ownership requirements

	Shares held			Options held		Shareholding requirement (% of salary)	Current shareholding[1] (% of salary)	Requirement met
Executive Directors	Owned outright[2]	Unvested and subject to performance conditions[3]	Unvested and subject to continued employment[4]	Unvested and subject to continued employment	Vested but not exercised[5]
Mark Wilson	150,000	983,277	—	—	—	200	69	No
Patrick Regan	413,469	1,278,088	254,441	—	2,903	150	258	Yes
Trevor Matthews[6]	218,241	482,142	226,835	—	—	—	—	—
Other PDMRs[7]	904,843	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes

1	Based on the closing middle-market price of an ordinary share of the Company on 31 December 2013 of 449.7 pence.
2	Shares ‘Owned outright’ are the directors’ beneficial holdings in the ordinary shares of the Company including any shares held in trust under the AESOP, being shares purchased by them under the partnership element of the AESOP and any shares granted under the free share or matching share element of the AESOP. This information includes holdings of any connected persons.
3	Shares ‘Unvested and subject to performance conditions’ are awards granted under the Aviva LTIP which vest only if the performance conditions are achieved.
4	Shares ‘Unvested and subject to continued employment’ are awards arising through the Aviva Annual Bonus Plan 2011. Under these plans, some of the earned bonuses are paid in the form of conditional shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but the shares can be forfeited if the ED leaves service before the end of the period.
5	‘Options vested but not exercised’ are options over shares granted under the Aviva SAYE Scheme. In respect of Patrick Regan, his Aviva SAYE Scheme option reached maturity on 1 December 2013 and he has six months from the maturity date to exercise his option.
6	Trevor Matthews ceased to be a director of the Company with effect from 8 May 2013 and the information is shown as at this date.
7	Persons Discharging Managerial Responsibility (PDMRs) under the UK Listing Rules includes the directors of Aviva plc and other senior managers. Table 20 shows the aggregate shareholding of PDMRs other than the directors for the period in which they were designated as PDMRs during 2013.

There were no changes to the current directors’ interests or interests of the PDMRs in Aviva securities during the period 1 January 2014 to 21 March 2014, with the exception of Patrick Regan who sold 2,903 ordinary shares from savings-related options 2010 and 179,789 ordinary shares; and the holdings of ordinary shares by “other PDMRs” increased by an aggregate of 127 ordinary shares as a result of monthly purchases under the AESOP

Non-executive directors’ shareholdings (audited information)

Table 21: Non-executive directors’ shareholdings4

	1 January 2013[2]	31 December 2013[3]
Glyn Barker	—	11,700
Richard Karl Goeltz[1]	17,500	17,500
Patricia Cross	—	—
Michael Hawker	5,000	10,000
Gay Huey Evans	—	5,000
John McFarlane	10,000	10,000
Michael Mire	—	7,500
Sir Adrian Montague	5,144	21,503
Bob Stein	—	7,000
Russell Walls	8,000	8,000
Scott Wheway	13,579	13,579

Notes

1	In addition to his ordinary shareholding Richard Karl Goeltz held 14,000 8.25% Capital Securities on 1 January 2013 and 8 May 2013, the day he ceased to be a director of the Company.
2	The information given in this column is as at 1 January 2013 or the date of appointment of the director (Patricia Cross: 1 December 2013, Michael Mire: 12 September 2013, Sir Adrian Montague: 14 January 2013, Bob Stein:
28 January 2013). On appointment none of these directors held any shares except Sir Adrian Montague.
3	The information given in this column is as at 31 December 2013 or the date on which a director ceased to be a director of the Company (Russell Walls: 8 May 2013 and Richard Goeltz: 8 May 2013).
4	This information includes holdings of any connected persons.

Share awards (audited information)

Table 22 below sets out the EDs’ outstanding share awards.

Table 22: LTIP, ABP, One Aviva twice the value bonus plan (OATTV), CFO Recruitment share awards plan and Conditional share award

	At 1 January 2013 Number	Awards granted during year[1] Number	Awards vesting during year[2] Number	Awards lapsing during year Number	At 31 December 2013[3] Number	Market price at date awards granted[4] Pence	Market price at date awards vested Pence	Normal Vesting Date
Patrick Regan
Aviva long term incentive plan[5]
2010[6,7]	233,160	—	162,815	70,345	—	387.70	301.00	Mar-13
2011[6]	311,059	—	—	—	311,059	435.60	—	Mar-14
2012[6]	425,223	—	—	—	425,223	331.50	—	Mar-15
2013[6,7]	—	541,806	—	—	541,806	294.20	—	Apr-16
Aviva annual bonus plan
2011	102,741	—	—	—	102,741	435.60	—	Mar-14
2012	151,700	—	—	—	151,700	331.50	—	Mar-15
CFO Recruitment share awards plan[8]
2010 (RRSA)[9,10]	85,197	—	107,145[11]	—	—	394.20	314.80	Feb-13
2010 (BRDSA)[9]	43,231	—	53,808[11]	—	—	387.70	301.00	Mar-13
2010 (OATTV)[6,7]	55,051	—	—	55,051	—	387.70	—	Mar-13
Trevor Matthews
Aviva long term incentive plan[5]
2011[6]	373,271[12]	—	—	—	373,271[12,13]	300.80	—	Mar-14
2012[6]	482,142	—	—	—	482,142[13]	331.50	—	Mar-15
Aviva annual bonus plan
2012	8,928	—	—	—	8,928[14]	331.50	—	Mar-15
Conditional share award[15]
2011	435,814	—	236,764[11]	—	217,907	320.80	314.80	Mar-13,14
Mark Wilson
Aviva long term incentive plan[5]
2013[6,7]	—	983,277	—	—	983,277	294.20	—	Apr-16
Other PDMRs[16]	2,267,062	1,299,739	693,578	535,890	2,337,333	n/a	n/a	n/a

Notes

1	The aggregate net value of share awards granted to the directors in the period was £4.5 million (2012: £8.9 million). The net value has been calculated by reference to the closing middle-market price of an ordinary share of the Company at the date of grant.
2	The award date for the LTIP and Bonus Replacement Deferred Share Award (BRDSA) awards granted in 2010 which vested in 2013 was 30 March 2010, the award date for the Replacement Restricted Share Award (RRSA) award was 11 March 2010 and the award date for the award granted in 2011 which vested in 2013 was 2 December 2011. The awards which vested in 2013 were released with the net amount being settled in shares and the balance settled in cash and used to pay the resulting tax liability. The monetary value of awards was calculated by multiplying the relevant number of shares by the closing middle-market price of an ordinary share of the Company at the date of vesting.
3	The information given in this column is at 31 December 2013 or the date on which a director ceased to be a director of the Company (Trevor Matthews: 8 May 2013).
4	The actual price used to calculate the ABP and LTIP awards is based on a three day average closing middle-market price of an ordinary share of the Company. These were in 2010: 386 pence, 2011: 434 pence, 2012: 336 pence and 2013; 299 pence. The three day average closing middle-market price of an ordinary share of the Company used to grant the 2010 One Aviva Twice the Value Bonus Plan (OATTV) award was 386 pence. The five day average closing middle-market price of an ordinary share of the Company used to grant the RRSA in 2010 was 380.22 pence. The three day average closing middle-market price of an ordinary share of the Company used to grant the BRDSA in 2010 was 386 pence. The three day average closing middle-market price of an ordinary share of the Company used to grant the Conditional Share Award (CSA) in 2011 was 309 pence.
5	For the 2013 LTIP grant, the TSR comparator group consisted of the following companies: Aegon, Allianz, Axa, CNP Assurances, Direct Line Group, Generali, Legal & General, Met Life, Old Mutual, Prudential, Resolution Limited, RSA, Standard Life and Zurich. For the 2011 and 2012 LTIP grants the TSR comparator group consisted of the following companies: Aegon, Ageas, Allianz, Axa, Generali, ING, Legal & General, Lloyds Banking Group, Prudential, Resolution Limited, RSA, Royal Bank of Scotland Group, Standard Life and Zurich.
6	The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
7	The performance conditions for awards which were granted or which vested during 2013 are explained elsewhere in this Report.
8	The awards under the CFO Recruitment Share Awards Plan were granted to Patrick Regan following his recruitment in 2010. As disclosed in the 2010 DRR, the RRSA vested in tranches subject to Mr Regan meeting his personal performance targets, the OATTV was subject to the same performance conditions as the OATTV Plan awards granted to other EDs in 2010 and the BRDSA was not subject to performance conditions and vested on the third anniversary of the date of grant.
9	The shares comprising these awards were restricted shares which were beneficially owned by Patrick Regan and held in trust on his behalf under the terms of a restricted share award agreement. As outlined in the 2010 DRR, income tax and national insurance contributions liabilities were paid on the RRSA on 11 March 2010 and on the BRDSA on 30 March 2010.
10	The performance target attached to the third tranche of the RRSA was met and this tranche vested on 7 March 2013 being the first dealing day following the normal vesting date where no dealing restrictions were in place.
11	The shares comprised in these vested awards include shares issued in lieu of dividends accrued during the deferral period.
12	These shares were awarded as phantom units which will be cash settled on vesting and no shares were transferred or allotted.
13	Subsequently pro-rated on 8 July 2013 following Trevor Matthews leaving the Company on 6 June 2013. 70,840 phantom units lapsed for the award granted in 2011 and 252,069 shares for the award granted in 2012.
14	Subsequently released, together with 600 shares in lieu of dividends on 8 July 2013 following Trevor Matthews leaving the Company on 6 June 2013.
15	The CSA was granted to Trevor Matthews following his recruitment in 2011. As disclosed in the 2011 DRR, this award was not subject to performance conditions and would have vested in tranches subject to Trevor Matthews remaining in employment with the Company but was subsequently released, together with 26,551 shares in lieu of dividends on 8 July 2013 following Trevor Matthews leaving the Company on 6 June 2013.
16	See note 7 of Table 20 for the definition of Other PDMRs. Table 22 shows the aggregate share awards for PDMRs other than the directors for the period in which they were designated as PDMRs during 2013. The market prices on the day these awards were granted were in 2010: 387.7pence, 2011: 435.6 pence, 2012: 331.5 pence, 2013: 294.2 pence and the actual prices used to calculate the ABP, LTIP and OATTV awards were in 2010: 386 pence, 2011: 434 pence, 2012: 336 pence, 2013: 299 pence.

Share options (audited information)

Details of the EDs who were in office for any part of the 2013 financial year and hold or held options over ordinary shares of the Company pursuant to the Company’s share based incentive plans are set out in table 23 below.

Savings-related share options refer to options granted under the HMRC approved Aviva 2007 SAYE Scheme. Options are normally exercisable during the six-month period following the end of the relevant (3, 5 or 7 year) savings contract.

Executive share options (approved) refer to options granted under the HMRC approved schedule to the Aviva Executive Share Option Plan 2005. Options were exercisable on 30 March 2013 to the extent that the LTIP awards granted in 2010 had vested. No options were exercised and have now lapsed.

Table 23: EDs’ options over Aviva shares

	At 1 January 2013 Number	Options granted during year Number	Options exercised during year Number	Options lapsing during year Number	At 31 December 2013 Number	Exercise Price Pence	Exercise Period[1]
Patrick Regan
Savings-related options 2010	2,903	—	—	—	2,903	310.0	Dec 13 – May 14
Executive share options (approved) 2010	7,772	—	—	7,772	—	386.0	Mar 13
Other PDMRs[2]	42,790	2,884	—	28,040	17,634	n/a	n/a

Notes

1	Any unexercised options will lapse at the end of the exercise period.
2	See note 7 of Table 20 for the definition of Other PDMRs. Table 23 shows the aggregate share options for PDMRs other than the directors for the period in which they were designated as PDMRs during 2013. The exercise prices for the ESOP and SAYE were in 2003: 512 pence, 2004: 526 pence, 2010: 386 pence, 2011: 268 pence, 2013: 312 pence.

The closing middle-market price of an ordinary share of the Company on 31 December 2013 was 449.7 pence, and the closing middle-market price of an ordinary share of the Company during the year ranged from 294.1 pence to 449.7 pence. During the year, no share options were exercised by directors (2012: nil options exercised).

EDs did not pay for the award of any share options and options are not subject to performance conditions (the savings related options being granted under an all-employee share scheme and the executive share options being linked to awards under the LTIP which are subject to performance conditions).

Dilution

Awards granted under the Aviva all employee share plans are met by the funding of two employee trusts administered by external trustees that acquire shares in the market. The current practice is that new issue shares will generally only be issued where it is not practicable to use the trust. However, the funding policy is kept under review by the committee and the Board. Details of the shares currently held in the employee trusts are set out in note 30.

During 2013, loans totalling £31.9 million were made to the external trustees to ensure sufficient shares were available to meet the Company’s on-going liabilities.

The Company monitors the number of shares issued under the Aviva employee share plans and their impact on dilution limits. The Company’s usage of shares compared to the relevant dilution limits set by the Association of British Insurers in respect of all share plans (10% in any rolling ten-year period) and executive share plans (5% in any rolling ten-year period) was 1.45% and 0.82% respectively on 31 December 2013.

Governance

Regulatory remuneration code

The Financial Conduct Authority’s (FCA) remuneration code applies to Aviva Investors and two small ‘firms’ (as defined by the FCA) within the UK & Ireland Life business. These businesses for 2013 were subject to the remuneration code under the Capital Requirements Directive III. From 1 January 2014 a number of these firms are now subject to Capital Requirements Directive IV and the subsequent revised remuneration code. Remuneration code requirements include an annual disclosure. For Aviva Investors this can be found at www.avivainvestors.co.uk/about_us/our_corporate_governance/index.htm and for the UK & Ireland Life firms at www.aviva.com/media/news/item/fsa-remuneration-code-disclosure-17178.

Aviva’s reward principles and arrangements are designed to incentivise and reward employees for achieving stated business goals in a manner that is consistent with the Company’s approach to sound and effective risk management.

Consideration by the directors of matters relating to directors’ remuneration

The committee is responsible for reviewing and making recommendations to the Board regarding the remuneration policy of the Group (the remuneration policy) and for reviewing compliance with the remuneration policy. At the 2014 AGM the remuneration policy will be presented to shareholders for approval and thereafter will be subject to a shareholder vote at least every three years, in accordance with the Companies Act 2006. Any change to the approved remuneration policy will only become effective if approved by the shareholders at a general meeting. The committee is further responsible for monitoring the level and structure of remuneration for the senior management of the Group.

Within the remuneration policy, the key responsibilities of the committee are to:

■	make recommendations to the Board regarding the Group’s remuneration policy in respect of the Board Chairman, EDs, members of the Group Executive and members of senior management, taking account of all legal and regulatory requirements and provisions of best practice
■	work with the Risk Committee to ensure that risk and risk appetite are properly considered in setting the remuneration policy for the Group
■	review and determine the remuneration of the Chairman of the Board and the terms of employment and remuneration of individual EDs and Group Executive members, including any specific recruitment or severance terms
■	review and recommend to management the level and structure of senior management remuneration
■	approve the Aviva Investors' reward strategy, including any changes to the strategy and note the total bonus pool; receive remuneration details of Aviva Investors' ’material’ employees; and approve any new share and incentive plans or any changes to existing share and incentive plans
■	recommend to the Board the establishment of any employee share plans; exercise all the Board’s powers in relation to the operation of all share and incentive plans and the Group’s all employee share ownership plan
■	select, appoint and determine terms of reference for independent remuneration consultants to advise the committee on remuneration policy and levels of remuneration
■	have regard to remuneration trends across the Group when setting remuneration policy for EDs
■	ensure that remuneration arrangements for all employees are commensurate with promoting ethical behaviour
■	ensure the effectiveness of the process for assessing the senior management group for talent and succession planning purposes, ensuring appropriate reward for performance and a consistent approach to the development of talent throughout the Group, working with the Governance and Nomination committees as necessary
■	annually approve the list of Code Staff and any severance packages for Code Staff under the relevant regulatory remuneration code and the remuneration for employees in control functions and those whose remuneration exceeds an agreed limit
■	approve the Group remuneration business standard
■	agree a policy for authorising expense claims for the CEO and Chairman.

The full terms of reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee performance and effectiveness

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties. In addition to undertaking an annual programme of activities in 2013, the committee identified a number of areas for increased focus in 2014. These included undertaking a Strategic Reward Review to re-assess the reward structure of the Group.

Statement of voting at AGM

The result of the shareholder vote at the Company’s 2013 AGM in respect of the 2012 directors’ remuneration report is set out in table 24 below.

Table 24: Result of the vote on the directors’ remuneration report at 2013 AGM

	Votes Cast	For	Against	Votes withheld
2013 vote	1,605,225,273	88.29%	11.71%	19,812,203

The Remuneration Committee consulted extensively with institutional shareholders in the course of 2012/13 following the loss of the directors’ remuneration vote in 2012 and implemented a number of changes to approach and policy as set out in our 2012 DRR. Following the result of the 2013 vote, the committee has continued its active engagement to understand and address any remaining concerns. In particular, the committee has discussed with shareholders terms for the departure arrangements of Mr Trevor Matthews and discussed our policies to gain comment and insight when reviewing and drafting our policy report. That active engagement will continue.

Patricia Cross

Chairman, Remuneration Committee

This page is intentionally left blank.

Shareholder information

In this section
Company address	84
Share capital	84
Related party disclosures	86
Dividend data	86
Guarantees, securitised assets and off-balance sheet arrangements	87
Liquidity and capital resources	87
Regulation	91
Risks relating to our business	97

83

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

Issued share capital

The Company had an aggregate issued and outstanding ordinary share capital of £736 million as of 31 December 2013. The following table sets out information about the issued and outstanding classes of equity as of 31 December 2013.

	Shares issued and outstanding			Shares covered by outstanding options
Share class	2013 Million	2012 Million	2011 Million	2013 Million	2012 Million	2011 Million
Ordinary shares, nominal value 25p	2,947	2,946	2,905	20	25	30
8.375% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the Company’s current articles of association reflect this. Directors are still limited as to the number of shares they can allot, as the allotment authority continues to be required under the Act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The Company is not permitted under English law to hold its own ordinary shares. Whilst the Company is presently authorised to repurchase up to 294 million ordinary shares, any shares that are repurchased must be cancelled. Details of the Company’s dividends are set out below under ‘Dividend data’. The Company’s preference shares rank, as to the payment of dividends and capital, as set out in note 31 of the IFRS Financial statements.

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of these schemes are set out in ‘IFRS Financial statements – note 29 – Group’s share plans’.

The Matching Share Plan

Under the all employee share ownership plan (AESOP), eligible employees can invest up to statutory limits, currently £125 per month out of their gross salary in the Company’s shares. A matching element was introduced in April 2013 through which the Company matches every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. Matching shares are subject to forfeiture if purchased shares are withdrawn from the AESOP within three years of purchase, as long as the employee remains employed by the Company. From May 2013 participants were also eligible to receive dividend shares through the AESOP.

Save as you earn scheme

The Aviva savings related share option scheme 2007 allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a 3, 5 or 7 year HMRC-approved savings contract, subject to a statutory savings limit, currently £250 per month. From 2012, only 3 and 5 year contracts have been offered.

Shares to satisfy options and awards

Since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares.

At 31 December 2013, 8,561,382 shares were held by the employee share trusts as compared to 10,053,515 at 31 December 2012, in both instances following the share purchases and distributions to individual employees throughout the year. These shares have an aggregate nominal value of £2,140,346 and market value of £38,500,535 as of 31 December 2013, compared to £2,513,379 and £37,499,611 at 31 December 2012, respectively. Shares held by separate employee share trusts on behalf of specific individuals have not been included in these amounts. Further details are given in ‘IFRS Financial statements – note 30 – Shares held by employee trusts.’

History of share capital

The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2011	2,820,148,642
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	1,574,706
Shares issued in lieu of dividends[2]	83,989,590
At 31 December 2011	2,905,712,938
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	3,335,566
Shares issued in lieu of dividends[2]	36,923,757
At 31 December 2012	2,945,972,261
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	967,361
At 31 December 2013	2,946,939,622
1	For more information on our various option schemes, see note 29 in the financial statements.
2	The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

There were no changes to the voting rights of any class of shares during 2011, 2012 and 2013, other than issuances in connection with our various employee option schemes and under the Company’s scrip dividend scheme. The Company did not issue shares for consideration other than cash during 2011, 2012 and 2013. In addition, at the Company’s general meetings in 2011, 2012 and 2013, shareholders authorised the limited dis-application of section 561 of the Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

Related party disclosures

Related party transactions

For more information relating to related party transactions, including more information about the transactions described below, please see ‘IFRS Financial Statements – note 58 – Related party transactions’.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated on consolidation.

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2013 £m	2012 £m	2011 £m
Salary and other short-term benefits	5.3	4.7	6.7
Post-employment benefits	1.1	1.9	1.7
Equity compensation plans	3.3	4.8	5.9
Termination benefits	1.1	1.5	0.7
Other long term benefits	1.6	0.4	2.8
Total	12.4	13.3	17.8

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products from Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

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

Services provided to other related parties

		2013		2012[1]	2011
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m
Associates	3	11	—	9	—
Joint ventures	51	56	23	54	23
Employee pension schemes	12	9	12	6	13
	66	76	35	69	36
1	Comprises the impact of the adoption of IFRS 10 on the prior year comparative and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting Policy (D). See ‘IFRS Financial statements – note 1’ for further details.

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2013 amounts payable at year-end were £nil (2012: £nil), and expenses incurred during the period were £3 million (2012: £5 million).

Transactions with joint ventures in the UK relate to the property management undertakings, the principal ones of which are listed in note 16(a)(iii) of the IFRS Financial statements. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 16(a)(i) of the IFRS Financial statements.

Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in ‘IFRS Financial statements – note 46(b)(ii)’.

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in ‘IFRS Financial statements –note 50(f)’.

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘IFRS Financial Statements – note 16 – Interests in, and loans to, joint ventures’. Total loans at 31 December 2013 and 2012 are shown in the table below:

	2013 £m	2012[1] £m
Loans to joint ventures	24	43
1	Comprises the impact of the adoption of IFRS 10 on the prior year comparative and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting policy (D). See note ‘IFRS Financial Statements – note 1’ for further details.

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

For the 2007 final dividend and previous final and interim dividends, shareholders on record were provided with the opportunity to elect to receive dividends in the form of newly issued ordinary shares through the Aviva Scrip Dividend Scheme. For the 2008 interim dividend, the Aviva Scrip Dividend Scheme was replaced by a dividend reinvestment plan (DRIP). For those shareholders participating in the DRIP, the Company paid a cash dividend, which was then used to buy existing shares on the open market. For the 2008 final dividend, Aviva withdrew the DRIP and reintroduced the Aviva Scrip Dividend Scheme. For the 2012 final and subsequent dividends, the Aviva Scrip Dividend Scheme was withdrawn. The Company has decided to introduce a DRIP effective from dividend payable on 16 May 2014.

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

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2007	11.90	24.37	21.10	41.31
2008	13.09	19.69	19.91	30.31
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80
2011	10.00	15.70	16.00	25.27
2012	10.00	15.85	9.00	13.67
2013	5.60	9.01	9.40	na

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in note 40. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in ‘IFRS Financial statements – note 51(b)’.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries and associates to third parties. As of 31 December 2013, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Principal warranties include the accuracy and completeness of the statement of financial position at an agreed specified date, details of outstanding litigation, regulatory matters, material contractual commitments, the position on tax filings and other customary matters together with any specific items identified during due diligence. In addition, specific clauses cover such items as regulatory approvals and licences, the basis of calculation regarding actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

The sale of the Aviva USA business completed on 2 October 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is ongoing and is expected to complete by mid-2014. Until the outcome of this process is known there remains uncertainty on the final determination of the consideration. Refer to ‘IFRS Financial statements – note 4(b)’ for further details.

Apart from the US disposal, there are a number of other outstanding claims on recent disposals, none of which are material. There are also open claim periods on other recent disposals on which we have neither received, nor expect to receive, any such claims. We believe that there is no material exposure in this respect.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities in our UK Life business, as set out in ‘IFRS Financial statements – note 22’. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on whether the Group is deemed to have control or joint control over the PUTs and PLPs’ shareholdings in the GPs and the terms of each partnership agreement are considered along with other factors that determine control. If a partnership is managed by an agreement such that there is joint control between the parties, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Of the PLPs accounted for as joint ventures at 31 December 2013, the Group’s economic interest exceeded 50% in respect of one partnership, The Mall Limited Partnership, in which the Group had a 50.52% economic interest.

IFRS Financial statements – note 16 provides a list of the principal PLPs accounted for as joint ventures, as well as summarised information on the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2013, we had £140 million capital commitments to these PLP joint ventures.

Liquidity and capital resources

Treasury function

The treasury function of our business is managed by our centralised treasury team, headed by the Group treasurer. The Group treasurer acts as owner of Group business standards for liquidity and foreign exchange risk management within the Group risk governance and oversight framework. Changes in policy require the agreement of the chief risk and capital officer. These policies are independently implemented and monitored by each of our businesses. Our central treasury team is split into distinct functions: a Group team, which develops our overall treasury strategy, and our treasury team at Aviva Investors, which manages and monitors our treasury and cash flow positions for our holding companies. Each business unit is responsible for monitoring its own cash and liquidity positions, as well as its ongoing funding requirements. It is our policy to make the majority of our financing arrangements at the parent company level, primarily through external borrowings and equity offerings. This enables us to achieve the efficiencies afforded by our collective size. A number of our business units also raise debt on their own behalf.

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company where our working capital is largely representative of our liquidity, we believe that our working capital is sufficient for our present operational requirements. For additional information, see ‘IFRS Financial statements – note 55 – Risk management – liquidity risk’.

Extraordinary market conditions

Starting in mid-September 2008, the global financial markets experienced unprecedented disruption, adversely affecting the business environment in general, as well as financial services companies in particular. Markets have improved but continue to be fragile. A return to adverse financial market conditions could significantly affect our ability to meet liquidity needs and obtain capital, although management believes that we have liquidity and capital resources to meet business requirements under current and stressed market conditions.

At 31 December 2013, total consolidated cash and cash equivalents net of bank overdrafts amounted to £24,857 million, an increase of £1,404 million over £23,453 million in 2012.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions, including issuing €650 million Lower Tier 2 hybrid debt in July 2013, and will continue to monitor liquidity closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:

■	match the profile of our assets and liabilities, taking into account the risks inherent in each business;
■	maintain financial strength to support new business growth whilst still satisfying the requirements of policyholders, regulators and rating agencies;
■	retain economic capital financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
■	allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
■	manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the Group through dividends and capital injections is discussed later in this section under the headings ‘Sources of liquidity’ and ‘Capital injections’.

At 31 December 2013, the Group had £16.1 billion(31 December 2012: £16.5 billion) of total capital employed in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instruments, subordinated debt and internal and external borrowings.

In addition to external funding sources, we have a number of internal debt arrangements in place. These have enabled us to deploy cash from some parts of the business to others in order to fund growth. Although intra-Group loans in nature, they are counted as part of the capital base for the purpose of capital management. All internal loans satisfy arm’s length criteria and all interest payments have been made when due.

Management of debt

Aviva plc is the principal financing vehicle in our centralised funding strategy. We aim to manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range. We manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities. We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling and euros, based on investor demand at the time of issuance and management of the Group’s foreign exchange translation exposures in the statement of financial position.

In July 2013, we issued €650 million of Lower Tier 2 subordinated debt callable in 2023. In October 2013, we repaid a €650 million Lower Tier 2 subordinated debt instrument at its first call date.

At 31 December 2013, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £7.8 billion (2012: £8.3 billion). Of the total borrowings, £5.1 billion (2012: £5.1 billion) are considered to be core borrowings and are included within the Group’s capital employed. The balance of £2.7 billion (2012: £3.2 billion) represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2013, we had undrawn committed credit facilities expiring within one year of £0.4 billion (2012: £0.4 billion) and £1.1 billion in credit facilities expiring after more than one year (2012: £1.7 billion). Of these facilities, £750 million was allocated in 2013 (2012: £750 million) to support our commercial paper programme.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘IFRS Financial statements – note 47 – Borrowings’. Commercial paper is issued for terms up to 12 months and is generally reissued at maturity. On 28 February 2014, the Company gave notice of its intention to redeem two subordinated debt instruments of £200 million and €50 million at their first call dates of 1 April and 30 April respectively.

The table below presents our debt position for the periods indicated:

	2013 £m	Restated[1] 2012 £m
Core structural borrowings
Subordinated debt	4,370	4,337
Debenture loans	199	199
Commercial paper	556	603
	5,125	5,139
Operating borrowings
Operational borrowings at amortised cost	1,410	1,853
Operational borrowings at fair value	1,313	1,332
	2,723	3,185
	7,848	8,324
Less: Amounts classified as held for sale	(29)	(145)
Total	7,819	8,179
1	Comprises the impact of the adoption of IFRS 10 on the prior year comparative and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting Policy (D). See ‘IFRS Financial statements – note 1’ for further details.

In the UK, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,313 million (2012: £1,332 million). We continue to receive fees from these special purpose entities in respect of loan administration services.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘IFRS Financial statements – note 22 – Securitised mortgages and related assets’.

Undrawn borrowings

At 31 December 2013, we had £1.5 billion (2012: £2.1 billion) undrawn committed central borrowing facilities available to us, provided by a range of leading international banks, all of which have investment grade credit ratings. We have allocated £750 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2013 £m	2012 £m
Expiring within one year	400	420
Expiring beyond one year	1,100	1,725
Total	1,500	2,145

Our committed central borrowing facilities have two financial covenants:

■	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. At 31 December 2013, borrowings were 56% of total shareholders funds.
■	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2013, total shareholders funds were 150% of non-life net written premiums.

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

The table below shows liquid resources provided to Group Centre from operating companies, subsidiaries, associates and joint ventures in 2013. Cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.

Amounts received in respect of 2013 activity	£m
UK & Ireland life insurance	370
France	235
Poland	85
Spain	51
Italy	12
Other Europe	5
Canada	130
Asia	20
Other operations	14
922
UK & Ireland general insurance[1]	347
Total	1,269
1	Includes amounts received in January 2014 in respect of 2013 activity.

During 2013, the Group took action to improve its access to dividends from the Group’s insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (“AGH”) purchased from Aviva Insurance Limited (“AIL”) its interest in the majority of its overseas businesses. Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2013, Aviva plc itself had distributable reserves of £3,153 million, which would have covered four years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Groups Directive, are discussed later in this section under the heading ‘Regulatory capital position’. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

The Group has received and expects to receive proceeds on completion of the disposals as disclosed in ‘IFRS Financial statements – note 4 – Subsidiaries’.

Aviva plc maintains two £2 billion commercial paper programmes, one of which is guaranteed by Aviva Insurance Limited, which allow debt to be issued in a range of currencies. At 31 December 2013, outstanding debt issued under the guaranteed programme was £nil (2012: £603 million) while £556 million (2012: £nil) was unguaranteed. More details of movements in debt can be found in the ‘Management of debt section’.

Aviva plc has also issued longer term debt under a Euro Medium Term Note (EMTN) programme. Debt issued under this programme may be senior debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2013, the outstanding debt issued under this programme was £2,626 million (2012: £2,076 million).

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.

In 2013, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instruments and Fixed Rate Tier 1 notes amounted to £538 million, compared with £720 million in 2012.

In 2013, our total interest costs on central borrowings were £328 million. This compared with £317 million of interest paid on central borrowings in 2012. Total corporate centre expenses in 2013 were £150 million compared with £136 million in 2012.

An additional application of our funds is the acquisition of businesses. In 2013, cash paid for the acquisition of subsidiaries, joint ventures and associates from continuing operations net of cash acquired amounted to £nil million, compared with cash paid of £129 million in 2012.

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

Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £157 million and £169 million in 2013 and 2012 respectively.

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

Year ended 31 December 2013

Net cash from operating activities

Total net cash from operating activities increased by £1,498 million to a £3,997 million inflow in 2013 (2012: £2,499 million inflow). The increase was primarily due to an increase in operating cash flows in discontinued operations (US Life) prior to disposal.

Net cash from investing activities

Net cash used in investing activities increased by £1,210 million to £1,225 million outflow (2012: £15 million outflow). The movement is mainly a result of the disposal of the US Life business.

Net cash used in financing activities

Net cash used in financing activities increased by £410 million to an outflow of £1,529 million (2012: £1,119 million outflow). The movement is mainly due to higher repayment of borrowings in 2013, and the one-off issue of fixed rate tier 1 notes in 2012, partly offset by a lower ordinary dividend payment in 2013.

Net cash and cash equivalents

At 31 December 2013, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £24,857 million, an increase of £1,404 million over £23,453 million in 2012.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Other information – Financial and operating performance – Exchange rate fluctuations’.

Year ended 31 December 20121

Net cash from operating activities

Total net cash from operating activities increased by £2,841 million to a £2,499 million inflow in 2012 (2011: £342 million outflow). The increase was primarily due to an increase in flows from the net purchase/sale of operating assets.

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

Net cash and cash equivalents

At 31 December 2012, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £23,453 million, an increase of £1,052 million over £22,401 million in 2011.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Other information – Financial and operating performance – Exchange rate fluctuations’.

Regulatory capital position

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the PRA. These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times.

This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our businesses in Canada a risk charge on assets and liabilities approach is used.

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	31 December 2013 £bn	31 December 2012 £bn
Insurance Groups Directive (IGD) capital resources	5.8	8.6	14.4	14.4
Less: capital resources requirement	(5.8)	(5.0)	(10.8)	(10.6)
Insurance Group Directive (IGD) excess solvency	—	3.6	3.6	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU IGD regulatory capital solvency surplus has decreased by £0.2 billion since 31 December 2012 to £3.6 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2012	3.8
Adjusted operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.5)
Market movements including foreign exchange[1]	(0.4)
Pension scheme funding	(0.1)
Disposals	0.2
Poland pension legislative changes	(0.3)
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 31 December 2013	3.6
1	Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

[1]	The statement of cash flows has been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see IFRS Financial statements – Note 1 for further details.

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2013 £m	2012 £m
Investment property	3	6
Property and equipment	24	36
Total	27	42

Contractual obligations for future repairs and maintenance on investment properties are £nil (2012: £nil). We have capital commitments to joint ventures of £140 million (2012: £41 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

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

As the Group’s parent company is based in the UK, both EU legislation and UK regulatory rules can impact Aviva’s business practices worldwide. Regulators supervising the Group co-ordinate on a cross-border basis through a ‘college’.

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

Since 31 December 2006, the group capital resources requirement (the parent undertaking solvency calculation mentioned above) has been a ‘hard’ test (i.e. it constitutes a requirement to maintain the group capital resources, rather than simply to make the calculation) for UK-based companies operating under PRA rules.

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

Solvency II

The Solvency II Level 1 Directive was published in November 2009. Solvency II represents a fundamental change in European regulation and will result in a more sophisticated economic risk based capital approach. Its objectives are to establish a solvency system that is better aligned to the true risks of insurers, and aims to enable supervisors to protect policyholder interests as effectively as possible in accordance with common principles across the EU. An amending directive (Omnibus II) was agreed in Trilogue between the EU Commission, Council and Parliament in November 2013 which is scheduled to be voted on by the EU Parliament on 11 March 2014. This will set the implementation date for Solvency II as 1 January 2016. The next steps in the development of Solvency II will be the completion of level 2 and 3 Delegated Acts, implementing technical standards and supervisory guidance.

Systemic Risk

In July 2013 the Financial Stability Board (FSB) designated nine insurance groups as Global Systemically Important Insurers (G-SIIs). As an international insurer, Aviva is one of the firms that has been designated as a G-SII. Alongside the FSB’s designation the International Association of Insurance Supervisors published policy measures that will apply to G-SIIs. The policy measures include enhanced supervision, recovery and resolution planning, the preparation of systemic risk management and liquidity risk management plans. The policy measures also include higher loss absorbency requirements (HLA). In the absence of a global capital framework for insurers, the International Association of Insurance Supervisors (“IAIS”) is developing a Basic Capital Requirement (BCR) to provide a comparable foundation for the application of HLA to G-SIIs. The development phase of the BCR is planned to conclude during 2014. The IAIS will then develop its approach to HLA which will be applicable to G-SIIs from 2019.

Insurance Capital Standard (ICS)

The Financial Stability Board (FSB) has stated that a sound capital and supervisory framework for the insurance sector is essential for supporting financial stability. In this respect the IAIS will develop a work plan to develop a comprehensive, group wide supervisory and regulatory framework for Internationally Active Insurance Groups (IAIGs), including a quantitative capital standard. The ICS will be incorporated into the global framework for the supervision of internationally active insurance groups (ComFrame) that the IAIS is developing. The IAIS has indicated that it will develop the ICS by 2016 for implementation in 2019 along with the rest of ComFrame.

Future EU developments

During 2013 the European Commission undertook a review of the European System of Financial Supervision (ESFS). The ESFS includes the three sector specific European Supervisory Authorities (ESAs) that have powers to make binding rules and drive supervisory consistency and convergence through a single rule book. It is anticipated that the Commission will publish its conclusions of its review during 2014.

There are a number of European dossiers that are expected to progress during 2014, including Packaged Retail Investment Products (PRIPs) that will introduce common product disclosure standards, the review of the Insurance Mediation Directive (IMD) and MiFID, and the Directive for Institutions of Occupations Retirement Provisions (IORP) that sets rules for occupational pension schemes.

The European Market Infrastructure Regulation (EMIR) that introduces central clearing of standard Over the Counter (OTC) derivatives came into force in 2013. This is subject to transitional provisions and actions that the European Securities and Markets Authority (ESMA) must complete before central clearing can commence later this year.

United Kingdom

The new regulatory structure

On 1 April 2013 the Financial Services Authority was replaced by the Prudential Regulation Authority (the “PRA”) and the Financial Conduct Authority (the “FCA”). The reforms were implemented under the Financial Services Act 2012 (the “FS Act”) which made extensive amendments to existing legislation including the Financial Services and Markets Act 2000 (“FSMA”). The FS Act also contains some standalone provisions.

The PRA is a subsidiary of the Bank of England and is responsible for the micro-prudential regulation of banks, building societies, credit unions, insurers and major investment firms. The PRA has two statutory objectives:

■	to promote the safety and soundness of regulated firms; and
■	in the case of insurers, to contribute to securing an appropriate degree of protection for policyholders.

The FCA is a company limited by guarantee, accountable to the UK Treasury, and through the Treasury, to the UK Parliament. It is operationally independent of government and entirely funded by the firms it regulates. The FCA’s strategic objective as set out in the FS Act is to ensure that markets “function well” and it is responsible for the conduct regulation of all financial services firms (including those prudentially regulated by the PRA, such as insurers). In addition, the FCA prudentially regulates those financial services firms not supervised by the PRA, including most asset managers. The FCA has three operational objectives:

■	securing an appropriate degree of protection for consumers;
■	protecting and enhancing the integrity of the UK financial system; and
■	promoting effective competition in the interests of consumers in the markets for financial services.

Within their respective jurisdictions, the PRA and FCA have authority to make rules and issue guidance, taking into account relevant EU directives, impacting individuals and firms authorised to conduct regulated activities (“Authorised Persons” and “Authorised Firms”).

Under the FSMA no person may carry on, or purport to carry on, a regulated activity by way of business in the UK unless he is an Authorised Person or an exempt person. A firm granted permission to carry on regulated activities becomes an Authorised Person for the purposes of FSMA. ‘Regulated activities’ are prescribed in the FSMA (Regulated Activities) Order 2001 and include banking, insurance and investment business, stakeholder pension schemes, insurance mediation and certain mortgage mediation and lending activities.

Authorised Firms must at all times meet specified threshold conditions, including possession of adequate resources for the carrying on of their business, and being fit and proper to conduct that business, having regard to all the circumstances. Authorised Firms must also operate in accordance with the FCA’s Principles for Business if solo regulated and the PRA’s and FCA’s Principles for Business if dual regulated. The FCA has 11 high level principles for conducting financial services business in the UK, including maintenance of adequate systems and controls, treating customers fairly, and communicating with customers in a manner that is clear, fair and not misleading. The PRA has 6 high level principles including maintenance of adequate systems and controls and financial prudence.

The PRA and FCA regulatory regimes are based on the principle that firms should have effective systems and controls, including robust risk management, which are appropriate to the size, complexity and diversity of their business.

UK Regulation of the Aviva Group

A number of the Group’s UK subsidiaries are “dual regulated” (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation)) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation).

Aviva plc, although not directly authorised, does come within the scope of some regulation as the ultimate insurance holding company in the Group. The PRA and FCA have new powers under the FS Act in relation to unregulated parent undertakings (“qualifying parent undertakings”) that control and exert influence over regulated firms. The new powers include the ability to make directions imposing requirements on parent undertakings, take enforcement action where such directions are breached and gather information from parent undertakings.

As Aviva is a UK-based group, the PRA has the responsibility of acting as lead regulator (i.e. the cross-sector supervisory co-ordinator) for the Group within the EU.

Regulated entities within Aviva plc

DUAL REGULATED	SOLO REGULATED
Aviva Annuity UK Ltd	Aviva Equity Release UK Ltd
Aviva Health UK Ltd	Aviva Insurance Services UK Ltd
Aviva Insurance Ltd	Aviva Investors London Ltd
Aviva International Insurance Ltd	Aviva Investors Global Services Ltd
Aviva Investors Pensions Ltd	Aviva Investors UK Fund Services Ltd
Aviva Life & Pensions UK Ltd	Aviva Investors UK Funds Ltd
Gresham Insurance Company Ltd	Aviva Life Services UK Ltd
The Ocean Marine Insurance Company Ltd	Aviva Pension Trustees UK Ltd
Aviva Wrap UK Ltd
Orn Capital LLP

Approved persons and controllers

Both the PRA and FCA place great emphasis on the principle of senior management responsibility. The directors of, and senior managers carrying out controlled function roles (as defined in the PRA and FCA handbooks) in, any of the Group’s regulated entities are individually registered with either the PRA or FCA under the ‘Approved Person’ regime, and can be held directly accountable to the relevant regulator for control failings in those entities. For solo regulated entities, individuals applying for approval in a controlled function make their application to the FCA and if successful, are registered with the FCA. For dual regulated entities, responsibility for applying the approved persons regime to controlled functions is split between the PRA and FCA, with the PRA having responsibility for all of the Governing Functions. However, the PRA cannot approve an application without the consent of the FCA. Each regulator can apply its Statements of Principles and Code of Practice for Approved Persons (APER) to the conduct expected of approved persons, and each can discipline an approved person who has breached an APER statement of principle, regardless of which regulator gave approval.

A number of senior managers at Group are registered as Approved Persons with either the PRA or FCA for the regulated subsidiaries, even though they are neither directors nor senior managers of these firms. This recognises that these managers exert significant influence over the regulated subsidiaries, because they are responsible for key parts of the Group’s control framework on which the regulated subsidiaries place reliance.

The PRA and FCA regulate from a legal entity perspective, even though Aviva tends to operate by business unit. However, both regulators expect that Aviva’s regulated subsidiaries will operate within an overall framework of Group governance and controls. PRA and FCA rules expressly provide that any systems and controls which operate on a Group basis will be taken into account in determining the adequacy of a regulated subsidiary’s systems and controls. The robustness of these Group controls is therefore subject to scrutiny and challenge by both regulators.

PRA and FCA rules regulate the acquisition and increase of control over Authorised Firms. Under FSMA, any person proposing to acquire control of, or increase control over certain thresholds of, an Authorised Firm must first obtain the consent of the appropriate regulator. The Authorised Firm must also inform the appropriate regulator of any such proposed acquisition or increase. In considering whether to grant or withhold its approval of the acquisition or increase of control, the appropriate regulator must be satisfied both that the acquirer is a fit and proper person and that the interests of consumers would not be threatened by this acquisition or increase of control.

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

Increases in control require the consent of the appropriate regulator when they reach thresholds of 20%, 30% and 50% of the shares or voting power of the firm (or its parent).

In order to determine whether a person or a group of persons is a ‘controller’ for the purposes of FSMA, the holdings (shares or voting rights) of the person and any other person ‘acting in concert’, if any, are aggregated.

Conduct of business rules

The FCA’s Conduct of Business (COB) and Insurance: Conduct of Business (ICOB) Rules apply to every Authorised Firm carrying on relevant regulated activities, and regulate the day-to-day conduct of business standards to be observed by all Authorised Persons in carrying out regulated activities.

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

The PRA’s COB rule book is limited to with-profits business and linked long-term insurance business as these classes of business are regulated by both the PRA and FCA. For with-profits business the FCA is concerned with ensuring fairness between policyholders and shareholders whilst the PRA has ultimate responsibility in respect of decisions which have material consequences for both affordability and fairness. For linked long-term business, the FCA is concerned with ensuring benefits are determined by reference to an approved index, whilst the PRA is concerned with linked assets being capable of being realised in time to meet obligations to policyholders and the matching of linked assets with linked liabilities.

Capital and solvency rules for insurers

The PRA rules require that a UK insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (MCR). Insurers with with-profits liabilities of more than £500 million (which is the case with Aviva’s with-profits fund) must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly equivalent to the previous required minimum margin, and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the PRA refers to as the ‘twin peaks’ approach. The two separate peaks are:

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

All UK insurers must also carry out an Individual Capital Assessment (ICA) to calculate the amount of capital needed to back their business. If the PRA decides that the final ICA amount is insufficient, it may draw up its own Individual Capital Guidance (ICG) for the firm, which can be imposed as a requirement on the scope of the Authorised Firm’s permission.

Day-to-day supervision

Both the PRA and FCA take a risk-based approach to supervision, with the PRA focusing on those issues and authorised firms posing the greatest risk to the stability of the UK financial system and policyholders, and the FCA conducting in-depth structured supervision work with those firms with the potential to cause the greatest risk to its objectives. Given our size and our share of the UK retail market, a major issue within our business which causes concern for the regulators may have a significant impact on these objectives.

Both regulators therefore maintain proactive engagement with us, with day-to-day supervision of Aviva conducted by dedicated teams within the PRA and FCA. In practice, this means that a wide range of Group and UK business unit senior managers have regular scheduled meetings with the UK regulators, and other meetings and discussions on specific issues take place as the need occurs. This adds up to frequent regulatory interaction at business unit and Group level, and the sharing of detailed information about the Group.

Areas of potential risk or weakness where the regulators particularly require Aviva to focus attention are formally set out in a Risk Mitigation Plans (RMPs) from FCA and key actions from PRA.

All open actions are being progressed in accordance with timescales agreed with the PRA and FCA.

Outside of the UK, each Aviva business is regulated by its own national regulator(s). However, overseas operations are also within the remit of the PRA to the extent that they have an interest in the systems and controls by which the Group manages its overseas businesses to mitigate the risk of financial shocks arising overseas flowing through to the UK.

The PRA monitors the strategy and performance of the Group’s international businesses through its programme of regular meetings and reviews.

The UK regulators aim to play a leading role in the development of both EU and international regulation.

Intervention and enforcement

The PRA and FCA have extensive powers to investigate and intervene in the affairs of Authorised Firms. In relation to dual regulated firms, under the terms of a Memorandum of Understanding entered into in April 2013, the PRA and FCA will consult each other before taking enforcement action. The PRA has the right to veto certain FCA regulatory actions in relation to dual regulated firms, but the FCA is not required to comply if in its opinion it would be incompatible with any EU or other international obligation of the UK.

The regulators enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person’s status. The FCA may also vary or revoke an Authorised Firm’s permissions to protect the interests of consumers or potential consumers if the Authorised Firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FCA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where consumers have suffered loss.

In addition to applying sanctions for market abuse, the FCA has the power to prosecute criminal offences arising under FSMA and insider dealing under Part V of the Criminal Justice Act 1993, and breaches of money laundering regulations. The FCA’s stated policy is to pursue criminal prosecution in all appropriate cases.

The Financial Services Compensation Scheme (FSCS)

The FSCS is intended to compensate individuals and small businesses for claims against an Authorised Firm where the Authorised Firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business).

The FSCS levy is to split into twelve broad classes:

■	the deposits class;
■	the life and pensions provision class;
■	the general insurance provision class;
■	the investment provision class;
■	the life and pensions intermediation class;
■	the home finance intermediation class;
■	the investment intermediation class;
■	the general insurance intermediation class;
■	the deposit acceptor’s contribution class;
■	the insurers – life contribution class;
■	the insurers – general contribution class; and
■	the home finance providers and administrators’ contribution class.

The permissions held by each firm determine into which class, or classes, it falls.

Restrictions on business

UK regulatory rules restrict an insurance company from carrying on any commercial business other than insurance business and activities directly arising from that business. Therefore, authorised insurance companies in the Group are bound by this restriction.

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

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the PRA rules. Only the ‘established surplus’, which is the excess of assets over liabilities in the long-term fund as determined by actuarial investigation, may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. PRA rules also require insurers to maintain sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Distribution of profits and with-profits business

For UK authorised life insurers carrying on with-profits business, such as Aviva Life and Pensions UK Ltd (‘AVLAP’), the FCA’s rules require that where a firm decides to make a distribution of surplus from the with-profits fund it must distribute at least the required percentage (as defined in the FCA Handbook) of the total amount distributed to policyholders, with the balance of the total amount to be distributed being payable to the shareholders.

In addition, at least once a year the AVLAP Board must consider whether a distribution is required to be made from the Old with-profits sub-fund (“Old WPSF”) inherited estate. Such a distribution will ordinarily be required if the level of the inherited estate of the Old WPSF exceeds the Required Distribution Threshold as described in the Reattribution Scheme of Transfer effective from 1 October 2009 (‘The Scheme’) on any such annual investigation from the third such investigation after 1 October 2009. An Annual investigation may also be carried out to determine if a Release to shareholders can be made from the RIEESA. Releases can only be made:

■	if the Reattributed Inherited Estate exceeds the Permitted Release Threshold as defined in the Scheme;
■	the AVLAP Board (based on appropriate actuarial advice including that of the With-Profits Actuary) are of the opinion that the Release will not give rise to a significant risk that the New with-profits sub-fund (including the RIEESA) would be unable to meet its obligations to policyholders and its capital requirements or the Old WPSF would be unable to meet its obligations to policyholders; and
■	following the sixth annual investigation after 1 October 2009 or later investigation and provided that investigation and investigations made in the previous 2 years determined that the Reattributed Inherited Estate exceeded the Permitted Release Threshold.

Reporting requirements

PRA rules require insurance companies to file their audited annual accounts, statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function with the regulator. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The PRA uses the annual return to monitor the solvency (i.e. the ability to meet current and future obligations such as claims payments to policyholders) of the insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year. The directors must also certify that the company has completed its return to the PRA properly in accordance with the PRA’s instructions, and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the PRA rules.

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

United States

During part of 2013 we wrote life and annuity business in the United States through Aviva USA Corporation (Aviva USA), which was a wholly owned subsidiary formed by the merger of Aviva Life Insurance Company of America with AmerUS which it acquired in July 2006. Aviva USA was domiciled in Iowa and was the holding company for Aviva Life and Annuity Company which was licensed to conduct business in all states except New York and Washington D.C. In New York it operated a wholly owned subsidiary, Aviva Life Insurance Company of New York. Aviva plc reached agreement, in December 2012, to sell Aviva USA and the sale was completed in October 2013.

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

Market conduct regulation is conducted at the provincial level through ten independent provincial regulators. Those regulators derive their powers from insurance acts enacted by provincial legislatures. Market conduct regulation focuses on personal lines products and business practices, including rating formulas, underwriting and policy terms and conditions. Commercial lines insurance is not subject to similar regulations.

Asia

We operate in Asia through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business is predominantly long-term and savings business, with small general insurance and health operations.

There are wholly owned businesses in Singapore and Hong Kong. During 2013 Aviva also operated businesses in China, India, Malaysia, Taiwan, Korea, Indonesia and Vietnam which, depending on the nature and extent of the control exerted by Aviva, were accounted for as subsidiaries, joint ventures or associates. The business in Malaysia was sold in April 2013.

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

Our results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth, high sovereign debt within, and to a lesser degree outside, the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in the Middle East and North Africa, together with a lack of a decisive political majority in a number of countries including the US and Italy, have contributed to increased volatility in the financial markets in recent years and have diminished growth expectations for the global economy going forward. Global fixed income markets continue to experience periods of both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.

Factors relating to general economic conditions, such as consumer spending, business investment, government spending, the volatility and strength of both debt and equity markets, and inflation, all affect the profitability of our business. In a sustained economic phase of low growth and high public debt, characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies. Any potential material adverse effect will also be dependent upon customer behaviour and confidence.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.

We offer our products and services in Europe (including the UK), North America and the Asia Pacific region through wholly owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for the our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which we are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities which we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions.

Credit risks relating to Aviva’s business

Market developments and government actions regarding the sovereign debt crisis in Europe, particularly in Greece, Ireland, Italy, Portugal and Spain, could have a material adverse effect on our results of operations, financial condition and liquidity.

The continued uncertainty over the outcome of various European Union (“EU”) and international financial support programmes, and the possibility that other EU member states may experience similar financial pressures, could further disrupt global markets. In particular, this crisis has disrupted, and could further disrupt, equity and fixed income markets, and has resulted in volatile bond yields on the sovereign debt of EU members.

The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and US based financial institutions, the stability of the global financial markets and any economic recovery. We hold investments in both UK and non-UK securities.

If an EU member state were to default on our obligations or to seek to leave the eurozone, or if the eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group. Recent political negotiations in the US over raising the US debt ceiling indicate that a risk of sovereign debt default and the potential adverse impact on global markets which could result from this, is not limited to the eurozone. Such events could adversely affect our business and results of operations, financial condition and liquidity.

Credit spread volatility may adversely affect the net unrealised value of our investment portfolio and the results of our operations.

Our exposure to credit spreads primarily relates to market price variability associated with changes in credit spreads in our investment portfolio, which is largely held to maturity. Credit spread moves may be caused by changes in the perception of the credit worthiness of the issuer, or from market factors such as the market’s risk appetite and liquidity. A widening of credit spreads will generally reduce the value of fixed income securities we hold. Conversely, credit spread tightening will generally increase the value of fixed income securities we hold. It can be difficult to value certain of our securities if trading becomes less liquid. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes that could have a material adverse effect on our consolidated results of operations or financial condition. Downturns in the net unrealised value of our investment portfolio may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive and under the Individual Capital Assessment required by the Prudential Regulation Authority (“PRA”) in the UK. Although our financial statements reflect the market value of assets, our priority remains the management of assets and liabilities over the longer term.

Losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, could adversely affect the value of our investments and reduce our profitability and shareholders’ equity.

We choose to take and manage credit risk through investment assets partly to increase returns to policyholders whose policies the assets back, and partly to optimise the return for shareholders.

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

In addition, with respect to secured transactions, our credit risk may be increased when the collateral held by us cannot be realised or is liquidated at prices insufficient to recover the full amount of the loan or other value due. We also have exposure to financial institutions in the form of unsecured debt instruments and derivative transactions. Such losses or impairments to the carrying value of these assets could materially and adversely affect our financial condition and results of operations.

We use reinsurance and hedging programmes to hedge various risks, including certain guaranteed minimum benefit contained in many of our long-term insurance and fund management products. These programmes cannot eliminate all of the risks and no assurance can be given as to the extent to which such programmes will be effective in reducing such risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps, with a number of counterparties. Our obligations under our fund management and life products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. Defaults by such counterparties could have a material adverse effect on our financial condition and results of operations.

We are also susceptible to an adverse financial outcome from a change in third-party credit standing. As well as having a potential impact on spreads, credit rating movements can also impact on our solvency and our profitability and shareholders’ equity.

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

Some of our products, principally traditional participating products, universal life insurance and annuities, expose us to the risk that changes in interest rates will reduce our ‘spread’, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our spread is a key component of our net income.

As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment return. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates which increases this risk. Lowering interest crediting or policyholder bonus rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or by contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortisation of policy acquisition costs and significantly lower spreads may cause us to accelerate amortisation, thereby reducing net income in the affected reporting period. In addition, during periods of declining interest rates, the guarantees within existing life insurance and annuity products may be more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. Accordingly, during periods of declining interest rates, profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

Increases in market interest rates could also negatively affect our profitability. This could arise as the accommodative monetary policies of central banks, in particular the US Federal Reserve and the Bank of England, are wound down or stopped. Surrenders of life insurance policies may increase as policyholders seek higher returns and higher guaranteed minimum returns. Obtaining cash to satisfy these surrenders may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed which may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would also reduce our net income.

Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets that will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with less developed bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk that can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate for other reasons, such as varying mortality or general insurance claims, and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Such a loss could have a material adverse effect on our results of operations and financial condition.

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

Falls in equity or property prices could have an adverse impact on our investment portfolio and impact on our results of operations and shareholders’ equity.

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

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit-linked, participating and fund management business. The unit-linked and fund management business depends on fees related primarily to the value of assets under management and would therefore be reduced by declines in equity and property markets. Profit could also be reduced as a result of current investors withdrawing funds or reducing their rates of ongoing investment with our fund management companies, or switching to lower risk funds generating lower income, or as a result of our fund management companies failing to attract funds from new investors. Similarly, bonuses credited to participating policyholders will reduce following declines in equity and property markets and this will generally also lead to reductions in transfers to shareholders.

Downturns in equity markets may also have a material adverse effect on our regulatory capital surplus as measured under the EU Insurance Groups Directive and under the Individual Capital Assessment required by the PRA in the UK.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefit and policyholder account balances, negatively affecting net income. For property investment, we are subject to counterparty, valuation and liquidity risks. These investments may be adversely affected by weakness in property markets and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) and covered bonds. There is the risk that the underlying collateral may fall in value causing the investment in securities to fall in value. The markets for these property investments and instruments can become illiquid, and issues relating to counterparty credit ratings and other factors may increase pricing and valuation uncertainties. We are indirectly exposed to property risk through our UK commercial finance lending.

Fluctuations in currency exchange rates may adversely affect our results of operations and financial condition.

We operate internationally and are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2013, 60% of our premium income from continuing operations arose in currencies other than sterling, and our net assets were denominated in a variety of currencies, of which the largest are the euro, sterling and Canadian dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive and under the Individual Capital Assessment required by the PRA in the UK.

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

Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance in combination with derivative instruments to mitigate some of the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions mitigate the risks related to these benefit, we remain liable for the guaranteed benefit in the event that reinsurers or derivative counterparties are unable or unwilling to pay.

We are also subject to the risk that the cost of hedging these guaranteed minimum benefit increases, resulting in a reduction to net income. In addition, we are subject to the risk that unanticipated policyholder behaviour or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, financial condition or liquidity.

Asset management risks relating to Aviva’s business

Our fund management business may be affected by the poor investment performance of the funds we manage.

Poor investment returns in our investment management business, due either to general market conditions or underperformance (relative to competitors or to benchmarks) by funds or accounts that we manage, may adversely affect our ability to retain existing assets and to attract new clients or additional assets from existing clients. The ability of our investment teams to deliver strong investment performance depends in large part on their ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of our strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, and is likely to increase as our assets under management increase, particularly if these increases occur very rapidly. This could adversely affect the management and incentive fees that we earn on assets under management.

Failure to comply with client contractual requirements and/or guidelines could result in damage awards against us and our fund management operations and loss of revenues due to client terminations.

When clients retain us to manage assets on their behalf, we must comply with contractual obligations and guidelines agreed with such clients in the provision of our services. A failure to comply with these guidelines or contractual requirements could result in damage to our reputation or in our clients seeking to recover losses, withdrawing their funds or terminating their contracts, any of which could cause our revenues and earnings to decline.

Failure to manage risks in operating securities lending of Group and third party client assets could adversely affect our results of operations and financial condition and for our fund management operations lead to a loss of clients and a decline in revenues and liquidity.

In operating securities lending of Group and third party client assets, our fund management operations must manage risks associated with (i) ensuring that the value of the collateral held against the securities on loan does not decline in value or become illiquid and that our nature and value complies with regulatory requirements and investment requirements; (ii) the potential that a borrower defaults or does not return a loaned security on a timely basis; and (iii) errors in the settlement of securities, daily mark-to-market valuations and collateral collection. The failure of our fund management controls to mitigate these risks could result in financial losses for us and third party clients that participate in our securities lending programmes.

Liquidity risks relating to Aviva’s business

Adverse capital and credit market conditions may affect our ability to meet liquidity needs and to access capital which could adversely affect our results of operations or financial condition.

At Group level, we need some of our invested assets to be liquid to pay our operating expenses, taxes, interest on our debt, dividends on our capital stock and repay maturing debt. At an operational level we also need liquidity to meet insurance claims. Without sufficient liquidity, we could be forced to curtail our operations and our business would suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, junior subordinated debt, securities, capital securities and stockholders’ equity.

We hold certain investments that may lack liquidity such as privately placed fixed-maturity securities, and unlisted equities. The valuations of such assets are based on inputs which are not directly observable in the market. The inputs used reflect the assumptions that we consider market participants would normally use based on a combination of independent third party evidence and internally developed models, intended to be calibrated to market observable data where possible. These are known as Level 3 asset classes in our fair value hierarchy and represented 17% of total financial assets and investment properties held at fair value as of 31 December 2013. As has been the case across the industry, even some higher-quality assets have been more illiquid as a result of the recent challenging market conditions. The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our higher-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no certainty that we would be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

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

As such, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease profitability and reduce financial flexibility. Our results of operations, financial condition and cash flows could be materially adversely affected.

As a holding company, Aviva plc is dependent on our operating subsidiaries to cover operating expenses and dividend payments.

As a holding company, Aviva plc has no substantial operations of our own. Our principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends, which in some circumstances could limit our ability to pay dividends to shareholders. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse impact on our business.

A requirement to pay intercompany indebtedness early could have negative consequences for our business and results of operations.

An intercompany loan was granted by Aviva Insurance Limited to Aviva Group Holdings Limited in February 2013 (the balance of which was £4.8 billion as at 31 December 2013). We have agreed with the Board of the UK General Insurance Company (AIL) an appropriate target for the long term level of the internal loan between the Group Holding Company (AGH) and AIL. That level has been set such that AIL places no reliance on the loan to meet its stressed insurance liabilities assessed on a 1:200 basis. Our prudential regulators, PRA, agree with this approach. The effect of this would be to reduce the internal loan balance from its level at the end of February 2014 of £4.1 billion to approximately £2.2 billion. We will complete this reduction by the end of 2015. A requirement to reduce the loan more rapidly or to a greater extent than planned could have negative consequences for our business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to the Issuer.

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

Our life insurance companies are required to make a number of assumptions in relation to the business written, including the mortality and morbidity rates of our customers (the proportion of customers dying or falling sick), the development of interest rates, persistency rates (the proportion of customers retaining existing policies up to their maturity dates) and future levels of expenses. These assumptions may turn out to be incorrect.

When establishing their liabilities, our life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long-term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the total amounts that will ultimately be paid under the policies written by the business as amounts may vary from estimates. Changes in assumptions may also lead to changes in the level of capital required to be maintained, meaning that we may need to increase the amount of our reserves. This could have a material adverse impact on our value, the results of our operations and financial condition.

Additionally, our management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect, thereby adversely impacting on our profit. Man-made disasters, including accidents and intentional events, are particularly difficult to predict with a high degree of accuracy. These would also have an adverse impact on our profit due to higher than expected claims.

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

A strengthening in the longevity assumption, either to reflect changes in the underlying life expectancy of the population or of our particular portfolio used to calculate our long-term business liabilities, would result in an increase in these reserves and reduce shareholders’ equity.

If our business does not perform well or if actual experience versus estimates used in valuing and amortising Deferred Acquisition Costs (“DAC”) and Acquired value of in-force business (“AVIF”) varies significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect our results of operations or financial condition.

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are driven by the production of new and renewal business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency and expenses to administer the business. Of these factors, investment margins and general insurance underwriting profit are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profit or margins, which generally are used to amortise such costs. If the estimates of gross profit or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual amount is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on the results of operations or financial condition.

AVIF reflects the estimated present value of future profit that will emerge over the remaining life of certain in-force contracts in a life insurance company, acquired either directly or through the purchase of a subsidiary, and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and investment contracts in-force at the acquisition date. AVIF is based on actuarially determined projections. Actual experience may vary from the projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in impairment and a charge to income. Where AVIF is amortised, an acceleration of the amortisation of AVIF would occur if the estimates of gross profit or margins were overstated in the period in which the actual experience is known and would result in a charge to net income. Such adjustments could have an adverse effect on our results of operations or financial condition.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt our business activities.

Our business is exposed to volatile natural and man-made disasters such as pandemics, hurricanes, floods, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure.

Our life insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, pandemics, hurricanes, earthquakes, floods and man-made catastrophes may produce significant damage in larger areas, especially those that are heavily populated. Catastrophic events could also harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries and could also reduce our ability to write new business. Furthermore, pandemics, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and our business if our business continuity plans fail to cope with the scale or nature of the catastrophe. Such events could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time. Furthermore, market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.

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

Our systems and processes on which we are dependent to serve our customers are designed to identify appropriately and address the operational risks associated with our activities. However, they may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems by third parties, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results of operations and financial condition. Although we have taken steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact our business.

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective.

Our risk mitigation strategies may prove less effective than anticipated.

We employ a range of risk mitigation strategies including the use of equity, interest rate and credit derivatives and reinsurance arrangements to reduce market, credit and insurance risk. A range of different modelling approaches are used to derive and evaluate the strategies adopted. The breakdown of the assumptions used in these modelling approaches, which may occur during market dislocations, could cause these risk mitigation strategies to be less effective than anticipated and thereby adversely affect our financial condition and results of operations.

There is a risk that customer data could be lost or misused.

As a financial services group, we maintain significant amounts of sensitive customer data. Despite the controls put in place, there remains a risk that this data could be lost and/or misused as a result of an intentional or unintentional act by parties internal or external to us. This could result in fines, the need to compensate customers, the cost of remediation and a negative impact on our reputation with the consequential impact on sales volumes, persistency levels, and third party managed funds, and hence adversely impact our results of operations.

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

In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition to or between such providers, we may not realise the full extent of productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business. Failings in our outsource partners may also affect our reputation.

Our fund management operation depends on a number of key vendors for various fund administration, accounting, valuations, custody and transfer agent roles and other operational needs. The failure or inability to diversify sources for key services or the failure of any key vendors to fulfill their obligations could lead to operational issues for us and in certain products, which could result in financial losses for us and our clients.

The failure to attract or retain the necessary personnel could have a material adverse effect on our results and/or financial condition.

As a global financial services organisation with a decentralised management structure, we rely to a considerable extent on the quality of local management in the countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional employees. Competition for such key employees is intense. Our ability to attract, retain and motivate key employees is dependent on a number of factors, including prevailing market conditions, our working environment and compensation packages offered by companies competing for the same talent.

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

There are inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and, in some cases, may result in a deficit between the pension scheme’s assets and liabilities. The factors that affect the scheme’s position include: poor investment performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates or inflation; and other events occurring that increase the costs of past service benefit over the amounts predicted in the actuarial assumptions. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises, the position will be discussed with the scheme trustees to agree appropriate actions. This may include a plan to fund the deficit over a period of years. Any surplus or deficit in the defined benefit pension scheme will affect shareholders’ equity, although the IFRS position may diverge from the scheme funding position.

The UK pension schemes are subject to statutory requirements with regards to funding and other matters relating to the administration of the schemes. Compliance with these requirements is subject to regular review. A determination that we have failed to comply with applicable regulations could have an adverse impact on our results of operations or our relationship with current and potential contributors and employees, and result in adverse publicity.

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

The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available and additional impairments may need to be taken or allowances provided for in the future. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. There can be no assurance that management has accurately assessed the level of impairments taken and allowances reflected in our financial statements.

We value our fair value securities using designated methodologies, estimations and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS 13 ‘Fair Value Measurement’. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). At 31 December 2013, 17% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £37,171 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, intended to be calibrated to market observable data where possible.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to our valuation.

Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill and intangible assets with indefinite useful lives at least annually for impairment or when circumstances or events indicate there may be uncertainty over this value. We test intangibles with finite lives when circumstances or events indicate there may be uncertainty over this value. For impairment testing, goodwill and intangibles have been allocated to cash-generating unit by geographical reporting unit and business segment.

The fair value of the reporting unit is impacted by the performance of the business. Goodwill, negative unallocated divisible surplus and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support our carrying value. Such write downs could have a material adverse effect on our results of operations or financial condition.

Systems errors or regulatory changes may affect the calculation of unit prices or deduction of charges for unit-linked products which may require us to compensate customers retrospectively.

A significant proportion of our product sales are unit-linked contracts, where product benefit are linked to the prices of underlying unit funds. While comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds due to human error in data entry, IT-related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact profit.

Moves to simplify the operating structure and activities of the Group increase the reliance placed on core businesses and are subject to execution risk.

As part of our move to a more simplified structure, a number of business disposals and operational restructures have taken place, and may continue to occur in the future. This includes the potential sale of a number of non-core businesses. These changes are expected to reduce the operational costs of the Group and allow resources to be re-deployed in more capital efficient businesses. There is a risk that these expected benefit may not be realised. These changes may reduce adjusted operating profit in the short-term and will lead to changes in the geographical and product risk profile of the Group. The execution risk including the risks relating to securing the regulatory approvals necessary to complete our planned business disposals, could result in the failure to achieve cost savings, the loss of key staff, and disruption to core business activities and governance structures which could have a material adverse effect on our business, results of operations and financial condition.

Execution risk is inherent in the completion of all strategic transactions. Such risks include uncertainty in relation to obtaining the required regulatory approvals on satisfactory terms for the change of control envisaged by such transactions. Such execution risk gives rise to a corresponding potential impact on capital requirements and liquidity.

We are reliant on IT systems and there are risks that our current and legacy systems cannot be made to adapt to growth in the business or new styles of doing business.

Key IT initiatives may not deliver what is required either on time or within budget or provide the performance levels required to support the current and future needs of the business. Significant resources are devoted to maintaining and developing IT systems to keep pace with developments within the insurance and fund management industries. Failure to do so could result in the inability to gather information for pricing, underwriting and reserving, to attract and retain customers or meet regulatory requirements or only to do so at excessive cost. We could also incur higher administrative costs both from the processing of business and potentially remediating disputes.

Our acquisitions may divert management attention and other resources and involve risks of undisclosed liabilities and integration issues.

In past years, we have completed a number of acquisitions around the world. We may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time and other resources that may be diverted from operations to pursue and complete acquisitions, or risks of undisclosed liabilities or integration or separation issues.

Brand and reputation risks relating to Aviva’s business

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services and cause our sales and earnings to decrease.

A rating downgrade, or the perceived potential for such a downgrade, of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes, particularly in Canada, where there is more focus by brokers on ratings when evaluating similar products. The ratings provided by AM Best and Standard & Poor’s are considered to be the most important for distribution in Canada, and a downgrade could lead to a significant loss of sales.

Similarly, a rating downgrade may increase our cost of borrowing or limit our access to some forms of financing.

We are dependent on the strength of our brand, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

Our results are, to a certain extent, dependent on the strength of our brand and reputation. While we are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether true or not, could impact our brand or reputation. Our brand and reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers’ expectations for the product range. Such a change to our brand strength could adversely affect our results of operations and financial condition.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.

Our primary brand in the UK (“Aviva”) is a registered trade mark in the UK and elsewhere. We own other registered or pending trade marks in the UK, including Community trade marks having effect in the entire EU. We rely on a combination of contractual rights, copyright and trademark laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilising certain processes, it could have a material adverse effect on our business, results of operations and financial condition.

Our businesses are conducted in highly competitive environments.

There are many factors which affect our ability to sell our products, including fiscal incentives, price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, fund management performance and historical bonus levels. In some of our markets, we face competitors that are larger, have greater financial resources or greater market share, offer a broader range of products, benefit from more advantageous tax treatments, or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high-growth markets, may limit our ability potential to grow businesses as quickly as planned.

Our principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, CNP, Generali, Prudential, Legal & General and Standard Life. Our principal competitors in the general insurance market include Direct Line Insurance, Intact, RSA, Zurich, Axa and Allianz. Our principal competitors in the fund management market include BlackRock, State Street Global, Fidelity Investments, Schroders and Aberdeen, as well as the fund management divisions of our principal competitors in the life market.

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

Regulatory and legislative risks relating to Aviva’s business

Our regulated business is subject to extensive regulatory supervision both in the UK and internationally.

We are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies, including the PRA and the FCA and other regulators. In light of wider financial and economic conditions, some of these authorities are considering, or may in the future consider, enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manages our capital, and may require us to satisfy increased capital requirements.

Insurance regulation in the UK is largely based on the requirements of EU directives. Inconsistent application of directives by regulators in different EU member states may place us at a competitive disadvantage to other European financial services groups. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of our solvency position.

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

The failure of any of our insurance subsidiaries to meet minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, increased supervision by regulators or the implementation of resolution plans. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in minimum capital and surplus amounts may also limit the ability of an insurance subsidiary to make dividend payments or distributions to us and could be a factor in causing rating agencies to downgrade the insurer’s financial strength ratings, which could have a material adverse effect on our business, results of operations and financial condition.

In the UK, our business is subject to regulation by both the PRA and the FCA, which have broad powers, including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation, to investigate marketing and sales practices, to make product intervention rules and to require the maintenance of adequate financial resources. The PRA and the FCA have the power to undertake a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to require firms to pay compensation.

The PRA and the FCA may make enquiries of the companies which they regulate regarding compliance with regulations governing the operation of business and, similar to the other UK regulated financial services companies, we face the risk that the PRA or the FCA could find that we have failed to comply with applicable regulations or have not undertaken corrective action as required.

Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively. There has been an increased focus in the UK on the fair treatment of customers, in particular on the way in which the insurance industry or fund management industry sells and administers insurance policies or other products. This has included the implementation of the recommendations of the Retail Distribution Review (“RDR”) from 31 December 2012. The RDR banned product providers from paying commission to advisers on new sales and also required certain changes to the way advisers describe their services to customers. The new distribution landscape has altered the way in which retail investment products are sold to customers and presents challenges to our UK distribution and advisory activities in adapting to the new rules.

Where larger groups or matters of public policy are concerned, the PRA and the FCA may intervene directly. There have been several industry-wide issues in recent years in which the PRA or the FCA (or previously the FSA) has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts and payment protection insurance.

Outside of the UK, our businesses are regulated by local regulators that often have similar powers to the PRA and the FCA and could therefore have a similar negative impact on perceptions of our businesses or have a material adverse effect on our business.

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

A determination that we have failed to comply with applicable regulations could have a negative impact on our results of operations or on our relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on our business, our results of operations and financial condition and divert management’s attention from the day-to-day management of the business.

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

The Solvency II Directive (“Solvency II”), an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. The implementation date for Solvency II has been extended to January 2016. There continue to be material uncertainties around the impact of the more detailed technical requirements of Solvency II and around the approval of internal models and there is a risk that these could lead to a significant increase in the capital required to support our business.

In July 2013 the Group was designated by the Financial Stability Board (“FSB”) as a global systemically important insurer (“G-SII”). The initial list of nine insurance groups that have been designated as G-SIIs also includes a number of our competitors. The list will be updated annually from November 2014. For so long as it is designated as a G-SII, the Group is within the scope of policy requirements issued by the International Association of Insurance Supervisors (“IAIS”), including: enhanced supervision requiring the development by July 2014 of a Systemic Risk Management Plan; the development of recovery and resolution plans; and higher loss absorbency capital requirements, which will apply from January 2019 for those insurers still designated as G-SIIs in November 2017. Details of the loss absorbency capital requirements are still being developed by the IAIS leading to uncertainty over their impact. There is a risk that, if we continue to be designated as a G-SII, this could lead to a significant increase in capital required to support our business which may give rise to a need for us to delay deleveraging plans or to issue additional debt. Similarly we could be required to reduce or discontinue activities which contribute to systemic riskiness, restructure to facilitate resolvability and/or remove or reduce (or accelerate the planned reduction of) intercompany debts or guarantees within the Group. Such requirements could have negative consequences for our business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to the Issuer.

The IAIS has no direct legal powers to impose standards on either regional or national supervisors of the Group but, in the UK, the PRA is taking steps to discuss G-SII requirements with UK firms to whom the designation has been applied.

The IAIS is also developing a common framework for the supervision of internationally active insurance groups (“ComFrame”). The framework is designed to develop common principles for supervision and so may result in more extensive regulation, particularly at group level, in those jurisdictions which do not currently employ group-wide supervision. In addition, it is not clear how ComFrame will interact with existing regimes of group-wide supervision. On 9 October 2013, the IAIS announced a commitment to develop a risk-based global insurance standard (“ICS”) by 2016. The intention is that the ICS will ultimately form part of ComFrame. A revised draft ComFrame proposal is expected in March 2014 and ComFrame, including the final ICS, is expected to be adopted at the end of 2018 to apply from 2019.

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

In the course of conducting insurance business, we receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents that they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. Additionally, it is possible that a regulator in one of our major markets may conduct a review of products previously sold, either as part of an industry-wide review or specific to it. The result of this review may be to compensate customers for losses they have incurred as a result of the products they were sold.

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

We may face increased compliance costs as a result of recent legislation passed in the United States.

In March 2010, the United States passed legislation that would require non-United States financial institutions to enter into agreements to provide information on United States account holders beginning in 2015. If this information is not provided in a form and with contents satisfactory to the United States tax authorities, a non-United States financial institution will have a 30% withholding tax applied to certain amounts derived from United States sources. Under the final United States Treasury regulations, no such withholding tax will be imposed on any payments made prior to 1 July 2014.

On 1 September 2013, regulations were introduced in the United Kingdom (the ‘‘Regulations’’) to give effect to the intergovernmental agreement entered into between the United Kingdom and the United States to improve tax compliance, dated 12 September 2012 (the ‘‘UK-US IGA’’). Under the UK-US IGA, UK-based financial institutions should not be subject to a 30% withholding on US source income, unless they fail to meet the requirements set out in the UK-US IGA and the Regulations. A number of other jurisdictions have announced that they intend to introduce similar measures.

We may experience a decreased demand for annuities in the UK due to recent proposed changes in UK law.

We may experience a decreased demand for annuities in the UK due to recent proposed changes in UK law. Annuities have until now played a central role in most UK pensioners’ post-retirement financial planning as a tax efficient method of securing a guaranteed lifetime income. For the year ended 31 December 2013, our sales of individual annuities were £1,950 million, representing 21% of total UK life and pension sales and 6% of total worldwide sales. For the year ended 31 December 2013, adjusted operating profit relating to new business from individual annuities represented approximately 18% of the total UK & Ireland Life adjusted operating profit and approximately 10% of total adjusted operating profits from continuing operations.

On 19 March 2014, the UK Chancellor of the Exchequer announced the intention to introduce new legislation that will give retirees more flexibility for accessing defined contribution pensions at retirement. Under the new system, retirees will have flexible options regarding annuities, withdrawal, drawdown and potentially other products created by providers without adverse tax impacts. Although it is proposed that the changes will not take effect until April 2015, in the near term the income drawdown rules are also being relaxed, meaning that annuities may become relatively less attractive immediately.

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

■	the US dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADRs in the US to also decline
■	the US dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the UK of any our ordinary shares withdrawn from the depositary and
■	the US dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

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

The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either of us:

■	are prevented from or delayed in performing any obligation by circumstances beyond our/their control
■	exercise or fail to exercise discretion under the Deposit Agreement or
■	take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any person in whose name the ADSs are registered on the books of the depository, any person or entity having a beneficial interest deriving from the ownership of ADRs, or any other person believed by us or the depositary in good faith to be competent to give such advice or information.

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

The share price of our ADRs and ordinary shares has been volatile in the past and the share price and trading volume of our ADRs may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfill the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

■	market expectations of the performance and capital adequacy of financial institutions in general;
■	investor perceptions of the success and impact of our strategies;
■	a downgrade or review of our credit ratings;
■	potential litigation or regulatory action involving Aviva or sectors we have exposure to through our insurance and fund management activities;

■	the operations, accounting practices or regulatory investigations, and share price performance of other companies in the insurance and fund management markets in which we operates; and
■	conjecture about our business in the press, media or investment communities.

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

Individual shareholders of an English company (including US persons) have the right under English law to bring lawsuit on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuit by shareholders, except in limited circumstances.

IFRS financial statements

In this section			28	Ordinary share capital	182
Report of Independent Registered			29	Group’s share plans	182
Public Accounting Firm		110	30	Shares held by employee trusts	185
Report of Independent Registered			31	Preference share capital	185
Public Accounting Firm		111	32	Direct capital instruments and fixed	186
Accounting policies		112		rate tier 1 notes
Consolidated financial statements		127	33	Merger reserve	186
Consolidated income statement		127	34	Other reserves	187
Consolidated statement of		128	35	Retained earnings	187
comprehensive income			36	Non-controlling interests	188
Consolidated statement of changes			37	Contract liabilities and associated	188
in equity		129		reinsurance
Consolidated statement of			38	Insurance liabilities	189
financial position		131	39	Liability for investment contracts	199
Consolidated statement of cash flows		132	40	Financial guarantees and options	200
			41	Reinsurance assets	202
Notes to the consolidated financial			42	Effect of changes in assumptions	204
statements				and estimates during the year
1	Analysis of the impact of	133	43	Unallocated divisible surplus	204
	new standards and amendments to		44	Tax assets and liabilities	205
	published standards that have been		45	Provisions	206
	adopted by the Group		46	Pension obligations	206
2	Exchange rates	135	47	Borrowings	213
3	Presentation changes	135	48	Payables and other financial	216
4	Subsidiaries	136		liabilities
5	Segmental information	141	49	Other liabilities	217
6	Details of income	151	50	Contingent liabilities and other risk	217
7	Details of expenses	152		factors
8	Finance costs	153	51	Commitments	218
9	Employee information	153	52	Group capital structure	218
10	Auditors’ remuneration	154	53	Statement of cash flows	220
11	Tax	156	54	Capital statement	222
12	Earnings per share	158	55	Risk management	224
13	Dividends and appropriations	159	56	Derivative financial instruments	235
14	Goodwill	159		and hedging
15	Acquired value of in- force business	162	57	Financial assets and liabilities subject	237
	(AVIF) and intangible			to offsetting, enforceable master
	assets			netting arrangements and similar
16	Interests in, and loans to, joint	163		agreements
	ventures		58	Related party transactions	239
17	Interests in, and loans to, associates	164	59	Organisational structure	240
18	Property and equipment	166
19	Investment property	167		Financial statement schedule	242
20	Fair value methodology	167		Financial statements of the Company
21	Loans	172
22	Securitised mortgages and related	173
	assets
23	Interest in structured entities	174
24	Financial investments	176
25	Receivables	180
26	Deferred acquisition costs,	180
	other assets, prepayments and accrued
	income
27	Assets held to cover linked liabilities	181

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders

In our opinion, the accompanying consolidated statement of financial position, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Aviva plc and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. In addition, in our opinion, the Financial Statement Schedule – Financial Statements of the Company presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’, appearing on pages 273 to 274 of the Annual report on Form 20-F 2013. Our responsibility is to express opinions on these financial statements, the Financial Statement Schedule – Financial Statements of the Company and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

We also have audited the adjustments to the 2011 consolidated financial statements, as described in Note 3 – Presentation changes to the consolidated financial statements and the retrospective adoption of new accounting policies as described in Note 1 – Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group. In addition, we also have audited the adjustments to the 2011 financial statements to the Company as described in Note B – Presentation changes included within the Financial Statement Schedule – Financial Statements of the Company. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements and the 2011 Financial Statement Schedule – Financial Statements of the Company other than with respect to how the adjustments have been applied and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements or the 2011 Financial Statement Schedule – Financial Statements of the Company taken as a whole.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

24 March 2014

The Board of Directors and Shareholders of Aviva plc

We have audited, before the effects of adjustments to retrospectively reflect the discontinued operations, the change in the composition of reportable segments, the restatement of prior period figures and the additional information, discussed in Notes 1 and 3 of the consolidated financial statements, the accompanying consolidated income statement, statement of comprehensive income, changes in equity, and cash flows of Aviva plc and subsidiaries for the year ended December 31, 2011 (the 2011 consolidated income statement, statement of comprehensive income, changes in equity, and cash flows before the effects of the retrospective adjustments described above are not presented herein). Our audit also included the financial statement schedule listed in the Index at Item 18, before the effects of adjustments to retrospectively reflect the presentation changes discussed in Note B to the Financial statement schedule – Financial statements of the Company, for the same period as noted above (not presented separately herein). These statements and schedule are the responsibility of Aviva plc’s management. Our responsibility is to express an opinion on these statements and the schedule based on our audit.

We conducted our audit, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements referred to above, before the effects of the adjustments described above, present fairly, in all material respects, the consolidated results of operations and cash flows of Aviva plc and subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, before the effects of the adjustments described above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations, the change in the composition of reportable segments, the restatement of prior period figures and the additional information, described in Notes 1 and 3 to the consolidated financial statements or the adjustments to retrospectively reflect the presentation changes discussed in Note B to the Financial statement schedule. Accordingly, we do not express an opinion nor any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by PricewaterhouseCoopers LLP.

/s/ Ernst & Young LLP

Ernst & Young LLP

London, United Kingdom

20 March 2012

Accounting policies

Aviva plc (the ‘Company’), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the ‘Group’ or ‘Aviva’) transacts life assurance and long-term savings business, fund management and most classes of general insurance and health business through its subsidiaries, associates and branches in the UK, Ireland, continental Europe, Canada, Asia and other countries throughout the world, and until October 2013, the United States (US).

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

(A) Basis of preparation

The consolidated financial statements and those of the Company have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the EU, the Group and the Company have also complied with IFRS as issued by the IASB and applicable at 31 December 2013. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, investment property, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In accordance with IFRS 4 Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in accounting policy G.

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company’s functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). The separate financial statements of the Company are on pages 242 to 251.

See note 3 for presentation changes to the consolidated financial statements.

New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following new standards or amendments to standards which became effective for financial years beginning on or after 1 January 2013.

i)	IFRS 10, Consolidated Financial Statements
IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addressed the accounting for consolidated financial statements. It also supersedes SIC-12 Consolidation – Special Purpose Entities and establishes a single control model that applies to all entities. IFRS 10 sets out the requirements for the preparation and presentation of consolidated financial statements, requiring an entity to consolidate entities it controls. The standard changes the definition of control and the new criteria for control is outlined in accounting policy D. In line with the transitional provisions the requirements have been retrospectively applied at the beginning of the immediate preceding period. The application of IFRS 10 has resulted in the consolidation of investment vehicles that were not previously consolidated, and deconsolidation of investment vehicles that were previously consolidated. There is no impact on the profit or loss for the current or prior year or on equity reported. There is no material impact on the total assets or liabilities in the comparative period. The effect on amounts previously reported at 31 December 2012 is set out in note 1.
ii)	IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines and establishes accounting principles for joint arrangements. The standard distinguishes between two types of joint arrangements – joint ventures and joint operations – based on how rights and obligations are shared by parties to the arrangements. The adoption of IFRS 11 has no impact on the consolidated financial statements in the current or prior period.
iii)	IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities. The adoption of IFRS 12 has resulted in significant additional disclosures in respect of these interests. The standard has been applied retrospectively, with disclosure for the immediate preceding comparative period (except for disclosure on interests in unconsolidated structured entities) in line with the transitional provision of the standard. There is no impact on the Group’s profit or loss for the current or prior period or on the equity reported. The additional disclosures are included in notes 4, 16, 17, 23, 36 and 59.
iv)	IFRS 13, Fair Value Measurement
IFRS 13 establishes a single standard for all fair value measurements. The standard does not change the scope of fair value measurement, but provides further guidance on how fair value should be determined. The changes have no significant impact on the Group’s application of fair value measurements and have no impact on the profit or loss for the current or prior period or on equity reported. IFRS 13 also requires enhanced disclosures about fair value measurement, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures and are set out in note 20. IFRS 13 has been adopted and applied prospectively in accordance with the standard.
v)	IAS 1, Presentation of Financial Statements (Amended)
The amendments to IAS 1 require the grouping of items presented in other comprehensive income according to whether they will subsequently be reclassified (or recycled) to income statement in the future. The criteria when items are required to be reclassified from other comprehensive income to income statement are set out in the accounting policies below. The adoption of the amendments to IAS 1 results in a revised presentation of the statement of comprehensive income and is applied retrospectively. It has no impact on the profit or loss for the current or prior period or on equity reported.
vi)	IAS 19, Employee Benefits (Revised)
The amendment revises requirements for pensions and other post-retirement benefits, termination benefits and other employee benefits. The key changes include the revision of the calculation of the finance cost, enhanced disclosures surrounding the characteristics and risk profile of defined benefit plans, and a requirement to include all actuarial gains and losses immediately in other comprehensive income which is already in line with the Group’s current policy. The key impact of the revised standard on the Group’s consolidated financial statements is the replacement of the interest cost on the defined benefit obligation and the expected return on plan assets with a net interest income (or expense). This is based on the net defined benefit asset (or liability) at the start of the year multiplied by the discount rate used at that point to measure the pension obligation. There is no change in the method to determine the discount rate. Net interest income is credited to investment income, whereas net interest expense is charged to finance costs. The revised standard has introduced a new term “remeasurements” comprised of actuarial gains and losses and the difference between actual investment returns less investment expenses and the return implied by the net interest cost. These are recognised in other comprehensive income with no subsequent recycling to the income statement. Amounts recorded in the income statement are therefore limited to service costs, and the net interest income/expense. The revised standard has been applied retrospectively in accordance with the transitional provision of the standard. This has resulted in an increase in profit before tax of £150 million for the year ended 31 December 2012 and £97 million for the year ended 31 December 2011, with a corresponding decrease in other comprehensive income as the discount rate applied to assets is higher than the previously applied expected return on assets. There is no impact on reported equity in the current or prior period. The effect on amounts previously reported is set out in note 1.
(vii)	Amendments to IFRS 7, Financial Instruments – Disclosures
The amendments include enhanced disclosures to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements in the statement of financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32, Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The standard has been applied retrospectively but has no impact on the Group’s profit for the current or prior period or on the equity reported. The new disclosures are presented in note 57.
(viii)	IAS 27, Separate Financial Statements (2011) and IAS 28, Investments in Associates and Joint Ventures (2011)
IAS 27 Consolidated and Separate Financial Statements was superseded by IFRS 10 which addresses the requirements for consolidated financial statements and by revised IAS 27 Separate Financial Statements (2011) which addresses the amended requirements for separate financial statements. IAS 28 has been revised to include the application of the equity method for joint ventures as well as associates. Joint ventures are required to be equity accounted following the issuance of IFRS 11. There are no implications for the Group’s consolidated financial statements.
(ix)	Improvements to IFRSs 2009-2011
These improvements to IFRSs consist of amendments to five IFRSs, including IAS 1 Presentation of Financial Statements, IAS 32 Financial Instruments – Presentation, and IAS 34 Interim Financial Reporting. The amendments clarify existing guidance and do not give rise to a change in existing accounting practice. There is no impact on the Group’s consolidated financial statements.

Standards, interpretations and amendments to published standards that are not yet effective and have been adopted early by the Group

The following amendments to existing standards have been issued, are effective for accounting periods beginning on or after 1 January 2014 and have been adopted early by the Group:

(i)	Amendments to IAS 36, Impairment of Assets
The amendments clarify disclosure requirements in respect of the recoverable amount of impaired non-financial assets if the amount is based on fair value less costs to sell. These amendments have been early adopted by the Group, with no significant impact on the Group’s consolidated financial statements. The amendments have been endorsed by the EU.

Standards, interpretations and amendments to published standards that are not yet effective and have not been adopted early by the Group

The following new standards, amendments to existing standards and interpretations have been issued, are effective for accounting periods beginning on or after the following date and have not been adopted early by the Group:

Effective for annual periods beginning on or after 1 January 2014
(i)	Amendments to IAS 32, Financial Instruments – Presentation
The amendments to IAS 32 clarify the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The adoption of these amendments is not expected to have a significant impact on the Group’s profit for the year or equity. The amendments have been endorsed by the EU.
(ii)	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)
The amendments provide an exemption from consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement. There are no implications for the Group’s consolidated financial statements, because the Group does not meet the definition of an investment entity. The amendments have been endorsed by the EU.
(iii)	Amendments to IAS 39, Financial Instruments – Recognition and Measurement
The amendments provide an exception to the requirement to discontinue hedge accounting in certain circumstances of novations in which there is a change in counterparty to a hedging instrument in order to achieve clearing for that instrument. The impact of the adoption of the amendment is not expected to have a significant impact on the Group’s consolidated financial statements. The amendments have been endorsed by the EU.

(iv)	IFRIC 21, Levies
The interpretation clarifies when an entity recognises a liability for a levy imposed by government in accordance with legislation (other than taxes and fines or other penalties). The impact of the adoption of the amendment has yet to be fully assessed but is not expected to be significant for the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
(v)	Amendments to IAS 19, Employee Benefits
These narrow scope amendments simplify accounting for contributions from employees or third parties to defined benefit plans. They are not expected to have significant implications for the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
(vi)	Improvements to IFRSs 2010-2012 and 2011-2013
These improvements to IFRSs consist of amendments to nine IFRSs. The amendments clarify existing guidance and do not give rise to significant changes in existing accounting practice. The improvements have yet to be fully assessed but are not expected to have significant implications for the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
(vii)	IFRS 9, Financial Instruments
IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement. Under IFRS 9, all recognised financial assets that are currently within the scope of IAS 39 will be measured at either amortised cost or fair value. The basis of classification will depend on the business model and the contractual cash flow characteristics of the financial asset. All equity instruments will be measured at fair value. A debt instrument is measured at amortised cost only if it is held to collect the contractual cash flows and the cash flows represent principal and interest, otherwise it is measured at fair value through profit or loss (FVTPL). For financial liabilities designated as at FVTPL, the change in the fair value attributable to changes in the liability’s credit risk is recognised in other comprehensive income unless it gives rise to an accounting mismatch in profit or loss.
The IASB has issued new hedge accounting requirements, aligning these more closely with an entity’s risk management activities. In addition, the IASB published amendments to IFRS 9, removing the mandatory effective date of 1 January 2015 and allowing an entity to early adopt the requirements to recognise changes in fair value from an entity’s own credit risk in OCI without having to adopt the whole standard.
We have not yet completed our assessment of the impact of the adoption of IFRS 9 on the Group which, to a large extent, will need to take into account the finalisation of the standard and the interaction of the requirements of IFRS 9 with the IASB’s ongoing insurance contracts accounting project. IFRS 9 has not yet been endorsed by the EU.

(B) Operations held for sale

Assets and liabilities held for disposal as part of operations which are held for sale are shown separately in the consolidated statement of financial position. Operations held for sale are recorded at the lower of their carrying amount and their fair value less the estimated selling costs.

(C) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

Critical accounting policies and the use of estimates

These major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement, estimate or assumption	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk passed	G
Financial investments	Classification of investments	T

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	G&L
Goodwill, AVIF and intangible assets	O
Fair values of financial investments	F&T
Impairment of financial investments	T
Fair value of derivative financial instruments	F&U
Deferred acquisition costs and other assets	X
Provisions and contingent liabilities	AA
Pension obligations	AB
Deferred income taxes	AC
Operations held for sale	B

(D) Consolidation principles

Subsidiaries

Subsidiaries are those entities over which the Group has control. The Group controls an investee if and only if the Group has all of the following:

■	power over the investee,
■	exposure, or rights, to variable returns from its involvement with the investee, and
■	the ability to use its power over the investee to affect its returns.

The Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: the purpose and design of an investee, relevant activities, substantive and protective rights, and voting rights and potential voting rights.

The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date the Group obtains control and are excluded from consolidation from the date the Group loses control. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. Accounting policies of subsidiaries are aligned on acquisition to ensure consistency with the Group policies.

The Group is required to use the acquisition method of accounting for business combinations. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Group has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the consideration transferred over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see accounting policy O below). Acquisition-related costs are expensed as incurred. Transactions that do not result in a loss of control are treated as equity transactions with non-controlling interests.

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

Investment vehicles

In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day to day according to the Group’s and third-party participation in them. When assessing control over investment vehicles, the Group considers the scope of its decision-making authority including its ability to direct the relevant activities of the fund and exposure to variability of returns from the perspective of an investor in the fund and of the asset manager. In addition, the Group assesses rights held by other parties including substantive removal rights that may affect the Group’s ability to direct the relevant activities and indicate that the group does not have power. Where Group companies are deemed to control such vehicles, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as ‘Net asset value attributable to unitholders’ in the consolidated statement of financial position. Where the Group does not control such vehicles, and these investments are held by its insurance or investment funds, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

As part of their investment strategy, the UK and certain European long-term business policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The PLPs are managed by general partners (GPs), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary. Accounting for the PUTs and PLPs as subsidiaries, joint ventures, associates or other financial investments depends on whether the Group is deemed to have control or joint control over the PUTs and PLPs’ shareholdings in the GPs and the terms of each partnership agreement are considered along with other factors that determine control, as outlined above. Where the Group exerts control over a PUT or a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by an agreement such that there is joint control between the parties, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Where the Group has significant influence over the PUT or PLP, as defined in the following section, the PUT or PLP is classified as an associate. Where the Group holds non-controlling interests in PLPs, with no significant influence or control over their associated GPs, the relevant investments are carried at fair value through profit or loss within financial investments.

Associates and joint ventures

Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control. Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are joint arrangements whereby the Group and other parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. In a number of these, the Group’s share of the underlying assets and liabilities may be greater than 50% but the terms of the relevant agreements make it clear that control is not exercised. Such jointly controlled entities are referred to as joint ventures in these financial statements.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred between entities.

Other than investments in investment vehicles which are carried at fair value through profit or loss, investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in accounting policy O, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence or joint control over the investment.

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

Translation differences on debt securities and other monetary financial assets measured at fair value and designated as held at fair value through profit or loss (FVTPL) (see accounting policy T) are included in foreign exchange gains and losses in the income statement. For monetary financial assets designated as Available for Sale (AFS), translation differences are calculated as if they were carried at amortised cost and so are recognised in the income statement, whilst foreign exchange differences arising from fair value gains and losses are recognised in other comprehensive income and included in the investment valuation reserve within equity. Translation differences on non-monetary items, such as equities which are designated as FVTPL, are reported as part of the fair value gain or loss, whereas such differences on AFS equities are included in the investment valuation reserve.

(F) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. This presumes that the transaction takes place in the principal (or most advantageous) market under current market conditions. Fair value is a market-based measure and in the absence of observable market prices in an active market, it is measured using the assumptions that market participants would use when pricing the asset or liability.

The fair value of a non-financial asset is determined based on its highest and best use from a market participant’s perspective. When using this approach, the Group takes into account the asset’s use that is physically possible, legally permissible and financially feasible. The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price i.e. the fair value of the consideration given or received. In certain circumstances, the fair value at initial recognition may differ from the transaction price. If the fair value is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging), or is based on a valuation technique whose variables include only data from observable markets, then the difference between the fair value at initial recognition and the transaction price is recognised as a gain or loss in the income statement. When unobservable market data have a significant impact on the valuation of financial instruments, the difference between the fair value at initial recognition and the transaction price is not recognised immediately in the income statement, but deferred and recognised in the income statement on an appropriate basis over the life of the instrument but no later than when the valuation is supported wholly by observable market data or the transaction is closed out or otherwise matured.

If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value.

(G) Product classification

Insurance contracts are defined as those containing significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. Contracts can be reclassified as insurance contracts after inception if insurance risk becomes significant. Any contracts not considered to be insurance contracts under IFRS are classified as investment contracts. Some insurance and investment contracts contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

As noted in accounting policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers, the most recent version of which was issued in December 2005 and amended in December 2006. In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly. One such example is our adoption of Financial Reporting Standard 27 Life Assurance (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in accounting policy L below and in note 54.

(H) Premiums earned

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

Deposits collected under investment contracts without a discretionary participation feature (non-participating contracts) are not accounted for through the income statement, except for the fee income (covered in accounting policy I) and the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

(I) Other investment contract fee revenue

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

(J) Other fee and commission income

Other fee and commission income consists primarily of fund management fees, distribution fees from mutual funds, commissions on reinsurance ceded, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Reinsurance commissions receivable are deferred in the same way as acquisition costs, as described in accounting policy X. All other fee and commission income is recognised as the services are provided.

(K) Net investment income

Investment income consists of dividends, interest and rents receivable for the year, movements in amortised cost on debt securities, realised gains and losses, and unrealised gains and losses on FV investments (as defined in accounting policy T). Dividends on equity securities are recorded as revenue on the ex-dividend date. Interest income is recognised as it accrues, taking into account the effective yield on the investment. It includes the interest rate differential on forward foreign exchange contracts. Rental income is recognised on an accruals basis, and is recognised on a straight line basis unless there is compelling evidence that benefits do not accrue evenly over the period of the lease.

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

(L) Insurance and participating investment contract liabilities

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

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates to be consistent with the value of the backing assets, and those relating to UK with-profit and non-profit contracts. For liabilities relating to UK with-profit contracts, the Group has adopted FRS 27 Life Assurance, as described in policy G above, in addition to the requirements of IFRS.

In the United States, shadow adjustments were made to the liabilities or related deferred acquisition costs and were recognised directly in other comprehensive income. This means that the measurement of these items was adjusted for unrealised gains or losses on the backing assets such as AFS financial investments (see accounting policy T), that were recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 38(b). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Prudential Regulation Authority (PRA), adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. On 1 April 2013 the rules made by the FSA were designated by the PRA.

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

General insurance and health provisions

Outstanding claims provisions

General insurance and health outstanding claims provisions are based on the estimated ultimate cost of all claims incurred but not settled at the statement of financial position date, whether reported or not, together with related claims handling costs. Significant delays are experienced in the notification and settlement of certain types of general insurance claims, particularly in respect of liability business, including environmental and pollution exposures, the ultimate cost of which cannot be known with certainty at the statement of financial position date. As such, booked claim provisions for general insurance and health insurance are based on the best estimate of the cost of future claim payments plus an explicit allowance for risk and uncertainty. Any estimate represents a determination within a range of possible outcomes. Further details of estimation techniques are given in note 38(c).

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period with any change in rates between the start and end of the accounting period being reflected below adjusted operating profit as an economic assumption change. The range of discount rates used is described in note 38(c)(ii). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

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

(M) Non-participating investment contract liabilities

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

The fair value liability is determined in accordance with IAS 39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be transferred in an orderly transaction between market participants at the measurement date, subject to a minimum equal to the surrender value. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk.

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

(N) Reinsurance

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

(O) Goodwill, AVIF and intangible assets

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

The amortisation charge for the year is included in the income statement under ‘Other expenses’. For intangibles with finite lives, impairment charges will be recognised in the income statement where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing

For impairment testing, goodwill and intangibles with indefinite useful lives have been allocated to cash-generating units. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 14.

(P) Property and equipment

Owner-occupied properties are carried at their revalued amounts, and movements are recognised in other comprehensive income and taken to a separate reserve within equity. When such properties are sold, the accumulated revaluation surpluses are transferred from this reserve to retained earnings. These properties are depreciated down to their estimated residual values over their useful lives. All other items classed as property and equipment within the statement of financial position are carried at historical cost less accumulated depreciation.

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

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

■ Properties under construction	No depreciation
■ Owner-occupied properties, and related mechanical and electrical equipment	25 years
■ Motor vehicles	Three years, or lease term (up to useful life) if longer
■ Computer equipment	Three to five years
■ Other assets	Three to five years

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

(Q) Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Completed investment property is stated at its fair value, as assessed by qualified external valuers or by local qualified staff of the Group. Changes in fair values are recorded in the income statement in net investment income.

As described in accounting policy P above, investment properties under construction are included within property and equipment, and are stated at cost less any impairment in their values until construction is completed or fair value becomes reliably measurable.

(R) Impairment of non-financial assets

Property and equipment and other non-financial assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Non-financial assets except goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(S) Derecognition and offset of financial assets and financial liabilities

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

(T) Financial investments

The Group classifies its investments as either financial assets at fair value through profit or loss (FVTPL) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FVTPL category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FVTPL (referred to in this accounting policy as ‘other than trading’) upon initial recognition.

In general, the other than trading category is used as, in most cases, the Group’s investment or risk management strategy is to manage its financial investments on a fair value basis. Debt securities and equity securities, which the Group acquires with the intention to resell in the short term, are classified as trading, as are non-hedge derivatives (see accounting policy U below). The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as in certain fund management and non-insurance operations.

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

Investments carried at fair value are measured using the methodology outlined in note 20, with values based on the quoted price within the bid-ask spread that is most representative of fair value or based on cash flow models using market observable inputs or unobservable inputs.

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

For securities identified as being impaired, the cumulative unrealised loss previously recognised within the investment valuation reserve is transferred to realised losses for the year, with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve unless this increase represents a decrease in the impairment loss that can be objectively related to an event occurring after the impairment loss was recognised in the income statement. In such an event, the reversal of the impairment loss is recognised as a gain in the income statement.

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

For securities identified as being impaired, the cumulative unrealised loss previously recognised within the investment valuation reserve is transferred to realised losses for the year with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve.

Reversals of impairments on any of these assets are only recognised where the decrease in the impairment can be objectively related to an event occurring after the write-down (such as an improvement in the debtor’s credit rating), and are not recognised in respect of equity instruments.

(U) Derivative financial instruments and hedging

Derivative financial instruments include foreign exchange contracts, interest rate futures, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other financial instruments that derive their value mainly from underlying interest rates, foreign exchange rates, credit or equity indices, commodity values or equity instruments.

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

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 56(b).

The Group has collateral agreements in place between the individual Group entities and relevant counterparties. Accounting policy W below covers collateral, both received and pledged, in respect of these derivatives.

Interest rate and currency swaps

Interest rate swaps are contractual agreements between two parties to exchange fixed rate and floating rate interest by means of periodic payments, computed on a specified notional amount and defined interest rates. Most interest rate swap payments are netted against each other, with the difference between the fixed and floating rate interest payments paid by one party. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Both types of swap contracts may include the net exchange of principal. Exposure to gain or loss on these contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement. The gain or loss on the hedged item that is attributable to the hedged risk is recognised in the income statement. This applies even if the hedged item is an available for sale financial asset or is measured at amortised cost. If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment made to the carrying amount of the hedged item is amortised to the income statement, based on a recalculated effective interest rate over the residual period to maturity. In cases where the hedged item has been derecognised, the cumulative adjustment is released to the income statement immediately.

For a variety of reasons, certain derivative transactions, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific IFRS rules and are therefore treated as derivatives held for trading. Their fair value gains and losses are recognised immediately in net investment income.

(V) Loans

Loans with fixed maturities, including policyholder loans, mortgage loans on investment property, securitised mortgages and collateral loans, are recognised when cash is advanced to borrowers. Certain loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method. Loans with indefinite future lives are carried at unpaid principal balances or cost.

However, for the majority of mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items. The fair values of these mortgages are estimated using discounted cash flow models, based on a risk-adjusted discount rate which reflects the risks associated with these products. They are revalued at each period end, with movements in their fair values being taken to the income statement.

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

(W) Collateral

The Group receives and pledges collateral in the form of cash or non-cash assets in respect of stock lending transactions, certain derivative contracts and loans, in order to reduce the credit risk of these transactions. Collateral is also pledged as security for bank letters of credit. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty.

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 57). However, where the Group has a currently enforceable legal right of set-off, the collateral liability and associated derivative balances are shown net, in line with market practice. Non-cash collateral received is not recognised in the statement of financial position unless the Group either (a) sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability; or (b) the counterparty to the arrangement defaults, at which point the collateral is seized and recognised as an asset.

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

(X) Deferred acquisition costs and other assets

Costs relating to the acquisition of new business for insurance and participating investment contracts are deferred in line with existing local accounting practices, to the extent that they are expected to be recovered out of future margins in revenues on these contracts. For participating contracts written in the UK, acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the PRA’s realistic capital regime and FRS 27. For non-participating investment and investment fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred.

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

Other receivables and payables are initially recognised at cost, being fair value. Subsequent to initial measurement they are measured at amortised cost.

(Y) Statement of cash flows

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

(Z) Leases

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

(AA) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Restructuring provisions comprise lease termination penalties and employee termination payments. They include only the direct expenditures arising from the restructuring, which are those that are necessarily entailed by the restructuring; and not associated with the ongoing activities of the entity. The amount recorded as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of the time value of money is material, the provision is the present value of the expected expenditure. Provisions are not recognised for future operating losses.

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

(AB) Employee benefits

Annual leave

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the statement of financial position date.

Pension obligations

The Group operates a number of pension schemes, whose members receive benefits on either a defined benefit or defined contribution basis. Under a defined contribution plan, the Group’s legal or constructive obligation is limited to the amount it agrees to contribute to a fund and there is no obligation to pay further contributions if the fund does not hold sufficient assets to pay benefits. A defined benefit pension plan is a pension plan that is not a defined contribution plan and typically defines the amount of pension benefit that an employee will receive on retirement.

The defined benefit obligation is calculated by independent actuaries using the projected unit credit method. The pension obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The resultant net surplus or deficit recognised as an asset or liability on the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

If the fair value of plan assets exceeds the present value of the defined benefit obligation, the resultant asset is limited to the asset ceiling defined as present value of economic benefits available in the form of future refunds from the plan or reductions in contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Remeasurements of defined benefit plans comprise actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, the return on plan assets (excluding net interest) and the effect of the asset ceiling (if any). The Group recognises remeasurements immediately in other comprehensive income and does not reclassify them to the income statement in subsequent periods.

Service costs comprising current service costs, past service costs, gains and losses on curtailments and net interest expense/(income) are charged or credited to the income statement.

Past service costs are recognised at the earlier of the date the plan amendment or curtailment occurs or when related restructuring costs are recognised. The Group determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period of the net defined benefit liability/(asset). Net interest expense is charged to finance costs, whereas net interest income is credited to investment income.

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

Equity compensation plans

The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ Remuneration Report and in note 29.

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

As described in accounting policy AE below, shares purchased by employee share trusts to fund these awards are shown as a deduction from shareholders’ funds at their original cost.

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

(AC) Income taxes

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

The principal temporary differences arise from depreciation of property and equipment, revaluation of certain financial assets and liabilities including derivative contracts, technical provisions and other insurance items, provisions for pensions and other post-retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the statement of financial position date are used to value the deferred tax assets and liabilities.

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

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are similarly recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, pensions and other post-retirement obligations and other amounts charged or credited directly to other comprehensive income is recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on direct capital instruments and fixed rate tier 1 notes is credited directly in equity.

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

(AD) Borrowings

Borrowings are classified as being for either core structural or operational purposes. They are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in accounting policy P above.

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

(AE) Share capital and treasury shares

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

Treasury shares

Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. The Group’s only such holding comprises shares purchased by employee trusts to fund certain awards under the equity compensation plans described in accounting policy AB above. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

(AF) Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from these financial statements where the Group has no contractual rights in the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

(AG) Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as Treasury shares.

Earnings per share has also been calculated on the adjusted operating profit before impairment of goodwill and other adjusting items, after tax, attributable to ordinary shareholders, as the directors believe this figure provides a better indication of operating performance. Details are given in note 12.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net (losses) earnings per share.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2013

			2013 £m		Restated[2,3] 2012 £m		Restated[2] 2011 £m
	Note	Continuing operations	Discontinued operations[1]	Continuing operations	Discontinued operations[1]	Continuing operations	Discontinued operations[1]
Income	6
Gross written premiums		22,035	1,589	22,744	3,796	26,255	5,863
Premiums ceded to reinsurers		(1,546)	(100)	(1,571)	(207)	(1,548)	(200)
Premiums written net of reinsurance		20,489	1,489	21,173	3,589	24,707	5,663
Net change in provision for unearned premiums		134	—	(16)	—	(236)	(56)
Net earned premiums	H	20,623	1,489	21,157	3,589	24,471	5,607
Fee and commission income	I & J	1,279	28	1,273	23	1,465	111
Net investment income	K	12,509	2,340	21,135	2,241	4,373	2,086
Share of profit/(loss) after tax of joint ventures and associates		120	—	(255)	—	(123)	28
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	4b	115	808	(164)	(2,359)	565	(32)
		34,646	4,665	43,146	3,494	30,751	7,800
Expenses	7
Claims and benefits paid, net of recoveries from reinsurers		(22,093)	(2,037)	(23,601)	(2,721)	(24,380)	(4,029)
Change in insurance liabilities, net of reinsurance	38 a(ii)	2,493	(312)	(430)	(1,566)	(2,284)	(2,523)
Change in investment contract provisions		(7,050)	(31)	(4,450)	(77)	1,478	(180)
Change in unallocated divisible surplus	43	280	—	(6,316)	—	2,721	(19)
Fee and commission expense		(3,975)	(438)	(4,457)	(498)	(4,326)	(420)
Other expenses		(2,220)	(293)	(2,843)	(1,307)	(2,779)	(809)
Finance costs	8	(609)	(16)	(653)	(21)	(711)	(284)
		(33,174)	(3,127)	(42,750)	(6,190)	(30,281)	(8,264)
Profit/(loss) before tax		1,472	1,538	396	(2,696)	470	(464)
Tax attributable to policyholders’ returns	11d	(191)	—	(221)	—	178	—
Profit/(loss) before tax attributable to shareholders' profits		1,281	1,538	175	(2,696)	648	(464)
Tax expense	AC & 11	(594)	(265)	(482)	(152)	19	107
Less: tax attributable to policyholders’ returns	11	191	—	221	—	(178)	—
Tax attributable to shareholders’ profits		(403)	(265)	(261)	(152)	(159)	107
Profit/(loss) after tax		878	1,273	(86)	(2,848)	489	(357)
Profit/(loss) from discontinued operations		1,273		(2,848)		(357)
Profit/(loss) for the year		2,151		(2,934)		132

Attributable to:
Equity shareholders of Aviva plc		2,008		(3,102)		297
Non-controlling interests	36	143		168		(165)
Profit/(loss) for the year		2,151		(2,934)		132
Earnings/(loss) per share	AG & 12
Basic (pence per share)		65.3p		(109.1)p		8.3p
Diluted (pence per share)		64.5p		(109.1)p		8.1p

Continuing operations – Basic (pence per share)		22.0p		(11.2)p		13.6p
Continuing operations – Diluted (pence per share)		21.8p		(11.2)p		13.4p
1	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013) and in 2011 also includes the results of Delta Lloyd up to 6 May 2011. For further details see note 4.
2	Following the adoption of the revised IAS 19 ‘Employee benefits’ the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax for continuing operations of £150 million for 2012, and an increase in profit before tax for continuing operations of £97 million for 2011, with a corresponding decrease in other comprehensive income. For further detail of the impact of the restatement please see note 1.
3	Following the adoption of IFRS 10 ‘Consolidated financial statements’ the Group has retrospectively applied the change to the 2012 comparative period in these financial statements. For further details of the impact of the restatement please see note 1.

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December 2013

	Note	2013 £m	Restated[2] 2012 £m	Restated[2] 2011 £m
Profit/(loss) for the year from continuing operations		878	(86)	489
Profit/(loss) for the year from discontinued operations[1]		1,273	(2,848)	(357)
Total profit/(loss) for the year		2,151	(2,934)	132

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains		19	27	(5)
Fair value gains transferred to profit on disposals		1	1	1
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		—	—	2
Share of other comprehensive income of joint ventures and associates		(37)	14	(134)
Foreign exchange rate movements		(35)	(200)	(284)
Aggregate tax effect – shareholder tax on items that may be reclassified subsequently to the income statement		(14)	8	11

Items that will not be reclassified to income statement
Owner occupied properties – fair value losses		(2)	(3)	2
Remeasurements of pension schemes	46b(i)	(674)	(980)	899
Other pension scheme movements		—	—	(22)
Aggregate tax effect – shareholder tax on items that will not be reclassified subsequently to the income statement		125	189	(146)
Other comprehensive income, net of tax from continuing operations		(617)	(944)	324
Other comprehensive income, net of tax from discontinued operations[1]	4b(vii)	(319)	68	300
Total other comprehensive income, net of tax		(936)	(876)	624
Total comprehensive income for the year from continuing operations		261	(1,030)	813
Total comprehensive income for the year from discontinued operations[1]		954	(2,780)	(57)
Total comprehensive income for the year		1,215	(3,810)	756

Attributable to:
Equity shareholders of Aviva plc		1,038	(3,942)	923
Non-controlling interests		177	132	(167)
		1,215	(3,810)	756
1	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013) and in 2011 also includes the results of Delta Lloyd up to 6 May 2011. For further details see note 4.
2	Following the adoption of the revised IAS 19 ‘Employee benefits’ the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax for continuing operations of £150 million for 2012, and an increase in profit before tax for continuing operations of £97 million for 2011, with a corresponding decrease in other comprehensive income. For further detail of the impact of the restatement please see note 1.

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Consolidated statement of changes in equity

For the year ended 31 December 2013

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
Profit for the year	—	—	—	—	—	—	2,008	2,008	—	143	2,151
Other comprehensive income	—	—	—	—	—	(421)	(549)	(970)	—	34	(936)
Total comprehensive income for the year	—	—	—	—	—	(421)	1,459	1,038	—	177	1,215
Dividends and appropriations	—	—	—	—	—	—	(538)	(538)	—	—	(538)
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	1	1
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(134)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(803)	1	(802)	—	—	(802)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(147)	(147)
Shares acquired by employee trusts	—	—	—	—	(32)	—	—	(32)	—	—	(32)
Shares distributed by employee trusts	—	—	—	—	33	—	(28)	5	—	—	5
Reserves credit for equity compensation plans	—	—	—	—	—	37	—	37	—	—	37
Shares issued under equity compensation plans	—	—	—	—	—	(43)	43	—	—	—	—
Aggregate tax effect – shareholder tax	—	—	—	—	—	30	22	52	—	—	52
Balance at 31 December	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017

For the year ended 31 December 2012 (restated2)

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	726	200	1,173	3,271	(43)	1,562	5,954	12,843	990	1,530	15,363
Loss/(Profit) for the year	—	—	—	—	—	—	(3,102)	(3,102)	—	168	(2,934)
Other comprehensive income	—	—	—	—	—	(48)	(792)	(840)	—	(36)	(876)
Total comprehensive income for the year	—	—	—	—	—	(48)	(3,894)	(3,942)	—	132	(3,810)
Dividends and appropriations	—	—	—	—	—	—	(847)	(847)	—	—	(847)
Shares issued in lieu of dividends	9	—	(9)	—	—	—	127	127	—	—	127
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	20	20
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(102)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	187	—	187	—	—	187
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(6)	(6)
Shares acquired by employee trusts	—	—	—	—	(33)	—	—	(33)	—	—	(33)
Shares distributed by employee trusts	—	—	—	—	44	—	(36)	8	—	—	8
Reserves credit for equity compensation plans	—	—	—	—	—	42	—	42	—	—	42
Shares issued under equity compensation plans	1	—	1	—	—	(68)	67	1	—	—	1
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	18	18	—	—	18
Issue of fixed rate tier 1 notes	—	—	—	—	—	—	—	—	392	—	392
Balance at 31 December	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360

1	Refer to note 34 for further details of balances included in Other reserves.
2	Following the adoption of the revised IAS 19 ‘Employee benefits’ the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £150 million for 2012 with a corresponding decrease in other comprehensive income. For further details of the impact of the restatement please see note 1.

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2011 (restated2)

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instruments £m	Non -controlling interests £m	Total equity £m
Balance at 1 January	705	200	1,194	3,271	(32)	2,245	5,411	12,994	990	3,741	17,725
Loss/(Profit) for the year	—	—	—	—	—	—	297	297	—	(165)	132
Other comprehensive income	—	—	—	—	—	(59)	685	626	—	(2)	624
Total comprehensive income for the year	—	—	—	—	—	(59)	982	923	—	(167)	756
Owner-occupied properties fair value gains transferred to retained earnings on disposals	—	—	—	—	—	(6)	6	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	(813)	(813)	—	—	(813)
Shares issued in lieu of dividends	21	—	(21)	—	—	—	307	307	—	—	307
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	68	68
Effect of deconsolidation of Delta Lloyd	—	—	—	—	—	(602)	2	(600)	—	(1,770)	(2,370)
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(126)	(126)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(3)	—	(3)	—	—	(3)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(11)	(11)
Shares acquired by employee trusts	—	—	—	—	(29)	—	—	(29)	—	—	(29)
Shares distributed by employee trusts	—	—	—	—	18	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	48	—	48	—	—	48
Shares issued under equity compensation plans	—	—	—	—	—	(61)	61	—	—	—	—
Reclassification to financial liabilities	—	—	—	—	—	—	—	—	—	(205)	(205)
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	726	200	1,173	3,271	(43)	1,562	5,954	12,843	990	1,530	15,363

1	Refer to note 34 for further details of balances included in Other reserves.
2	Following the adoption of the revised IAS 19 ‘Employee benefits’ the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £97 million for 2011 with a corresponding decrease in other comprehensive income. For further details of the impact of the restatement please see note 1.

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Consolidated statement of financial position

As at 31 December 2013

	Note	2013 £m	Restated[1] 2012 £m
Assets
Goodwill	O & 14	1,476	1,520
Acquired value of in-force business and intangible assets	O & 15	1,068	1,084
Interests in, and loans to, joint ventures	D & 16	1,200	1,390
Interests in, and loans to, associates	D & 17	267	265
Property and equipment	P & 18	313	391
Investment property	Q & 19	9,451	9,939
Loans	V & 21	23,879	24,537
Financial investments	S, T, U & 24	192,961	188,743
Reinsurance assets	N & 41	7,220	6,684
Deferred tax assets	AC	244	188
Current tax assets		76	67
Receivables	25	7,060	7,476
Deferred acquisition costs and other assets	X & 26	3,051	3,778
Prepayments and accrued income		2,498	2,700
Cash and cash equivalents	Y & 53d	24,999	23,102
Assets of operations classified as held for sale	B & 4c	3,113	42,603
Total assets		278,876	314,467
Equity
Capital	AE
Ordinary share capital	28	736	736
Preference share capital	31	200	200
		936	936
Capital reserves
Share premium	28b	1,165	1,165
Merger reserve	D & 33	3,271	3,271
		4,436	4,436
Shares held by employee trusts	30	(31)	(32)
Other reserves	34	475	1,675
Retained earnings	35	2,348	1,389
Equity attributable to shareholders of Aviva plc		8,164	8,404
Direct capital instruments and fixed rate tier 1 notes	32	1,382	1,382
Non-controlling interests	36	1,471	1,574
Total equity		11,017	11,360
Liabilities
Gross insurance liabilities	L & 38	110,555	113,091
Gross liabilities for investment contracts	M & 39	116,058	110,494
Unallocated divisible surplus	L & 43	6,713	6,931
Net asset value attributable to unitholders	D	10,362	9,983
Provisions	AA, AB & 45	984	1,119
Deferred tax liabilities	AC	563	547
Current tax liabilities		116	112
Borrowings	AD & 47	7,819	8,179
Payables and other financial liabilities	S & 48	9,194	9,398
Other liabilities	49	2,472	1,842
Liabilities of operations classified as held for sale	B & 4c	3,023	41,411
Total liabilities		267,859	303,107
Total equity and liabilities		278,876	314,467
1	The statement of financial position has been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see note 1 for details. There is no impact on the result for any year presented as a result of this restatement.

Approved by the Board on 24 March 2014.

Patrick Regan

Chief financial officer

Company number: 2468686

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Consolidated statement of cash flows

For the year ended 31 December 2013

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2013 £m	Restated[1] 2012 £m	2011 £m
Cash flows from operating activities
Cash generated from continuing operations	53a	2,541	2,881	111
Tax paid		(463)	(428)	(425)
Net cash from operating activities – continuing operations		2,078	2,453	(314)
Net cash from operating activities – discontinued operations[2]		1,919	46	(28)
Total net cash from operating activities		3,997	2,499	(342)
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	53b	—	(129)	(114)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	53c	377	421	877
New loans to joint ventures and associates	16a(i)	(6)	(4)	(18)
Repayment of loans to joint ventures		25	12	17
Net new loans to joint ventures and associates		19	8	(1)
Purchases of property and equipment		(30)	(220)	(86)
Proceeds on sale of property and equipment		56	43	40
Purchases of intangible assets		(59)	(128)	(109)
Net cash from/(used in) investing activities – continuing operations		363	(5)	607
Net cash used in investing activities – discontinued operations[2]		(1,588)	(10)	(529)
Total net cash used in investing activities		(1,225)	(15)	78
Cash flows from financing activities
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs		—	392	—
Treasury shares purchased for employee trusts		(32)	(33)	(29)
New borrowings drawn down, net of expenses		2,201	2,529	3,423
Repayment of borrowings		(2,441)	(2,513)	(3,359)
Net (repayment)/ drawdown of borrowings		(240)	16	64
Interest paid on borrowings		(605)	(665)	(686)
Preference dividends paid	13	(17)	(17)	(17)
Ordinary dividends paid		(429)	(630)	(431)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	13	(92)	(73)	(58)
Capital contributions from non-controlling interests of subsidiaries	36	1	20	68
Dividends paid to non-controlling interests of subsidiaries		(134)	(102)	(126)
Net cash used in financing activities – continuing operations		(1,548)	(1,092)	(1,215)
Net cash from/(used in) financing activities – discontinued operations[2]		19	(27)	(558)
Total net cash used in financing activities		(1,529)	(1,119)	(1,773)
Total net increase in cash and cash equivalents		1,243	1,365	(2,037)
Cash and cash equivalents at 1 January		23,453	22,401	24,695
Effect of exchange rate changes on cash and cash equivalents		161	(313)	(257)
Cash and cash equivalents at 31 December	53d	24,857	23,453	22,401
1	The statement of cash flows has been restated for 2012 following the adoption of IFRS 10 ‘Consolidated Financial Statements’ – see note 1 for details.
2	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013) and in 2011 also includes the results of Delta Lloyd up to 6 May 2011. For further details see note 4.

The accounting policies (identified alphabetically) on pages 112 to 126 and notes (identified numerically) on pages 133 to 241 are an integral part of the financial statements.

Notes to the consolidated financial statements

1 – Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group

(a) Impact of changes in accounting policies/standards on the consolidated income statement

	2012				2011
	As previously reported continuing operations £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated continuing operations £m	As previously reported continuing operations £m	Effect of change in policy (IAS 19) £m	Restated continuing operations £m
Total income	43,095	(34)	85	43,146	30,719	32	30,751
Effect of change in policy analysed as:
Net investment income	21,106	(56)	85	21,135	4,341	32	4,373
Share of loss after tax of joint ventures and associates	(277)	22	—	(255)	(123)	—	(123)

Total expenses	(42,849)	34	65	(42,750)	(30,346)	65	(30,281)
Effect of change in policy analysed as:
Fee and commission expense	(4,472)	15	—	(4,457)	(4,326)	—	(4,326)
Other expenses	(2,845)	2	—	(2,843)	(2,779)	—	(2,779)
Finance costs	(735)	17	65	(653)	(776)	65	(711)

Profit before tax	246	—	150	396	373	97	470
Tax attributable to policyholders’ returns	(221)	—	—	(221)	178	—	178
Tax attributable to shareholders’ profits	(227)	—	(34)	(261)	(134)	(25)	(159)
(Loss)/profit after tax	(202)	—	116	(86)	417	72	489
Loss after tax from discontinued operations	(2,848)	—	—	(2,848)	(357)	—	(357)
(Loss)/profit for the year	(3,050)	—	116	(2,934)	60	72	132
(Loss)/profit for the year attributable to:
Equity shareholders of Aviva plc	(3,218)	—	116	(3,102)	225	72	297
Non-controlling interests	168	—	—	168	(165)	—	(165)

Earnings per share[1]
Basic earnings per share	(113.1)p	—	4.0p	(109.1)p	5.8p	2.5p	8.3p
Diluted earnings per share	(113.1)p	—	4.0p	(109.1)p	5.7p	2.4p	8.1p
1	From continuing and discontinued operations.

(b) Impact of changes in accounting policies/standards on the consolidated statement of comprehensive income

	2012				2011
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m	As previously reported £m	Effect of change in policy (IAS 19) £m	Restated £m
Total comprehensive income for the year	(3,810)	—	—	(3,810)	756	—	756
Comprises:
Total (loss)/profit for the year	(3,050)	—	116	(2,934)	60	72	132
Total other comprehensive income, net of tax	(760)	—	(116)	(876)	696	(72)	624
Total other comprehensive income, net of tax analysed as:
From continuing operations	(828)	—	(116)	(944)	396	(72)	324
From discontinued operations	68	—	—	68	300	—	300
Effect of change in policy analysed as:
Remeasurement of pension schemes[2]	(830)	—	(150)	(980)	996	(97)	899
Aggregate tax effect – shareholder tax	163	—	34	197	(160)	25	(135)
2	Including actuarial gains/(losses) on pension schemes.

1 – Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group continued

(c) Impact of changes in accounting policies on the consolidated statement of financial position

	2012
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total assets	315,689	(1,222)	—	314,467
Effect of change in policy analysed as:
Interests in, and loans to, joint ventures and associates	1,708	(53)	—	1,655
Investment property	10,815	(876)	—	9,939
Financial investments	189,078	(335)	—	188,743
Receivables	7,617	(141)	—	7,476
Deferred acquisition costs and other assets	3,799	(21)	—	3,778
Prepayments and accrued income	2,701	(1)	—	2,700
Cash and cash equivalents	22,897	205	—	23,102
Total equity and liabilities	315,689	(1,222)	—	314,467
Total equity	11,360	—	—	11,360
Total liabilities	304,329	(1,222)	—	303,107
Effect of change in policy analysed as:
Net asset value attributable to unit holders	11,146	(1,163)	—	9,983
Borrowings	8,194	(15)	—	8,179
Payables and other financial liabilities	9,441	(43)	—	9,398
Other liabilities	1,843	(1)	—	1,842

There is no overall impact from the adoption of these standards on the consolidated statement of changes in equity reported at 31 December 2012 and 31 December 2011. As shown in the impact of changes in accounting policies/standards on the consolidated statement of comprehensive income table in 1(b) above, the favourable impact of the adoption of IAS19R on the profit/(loss) for the year ended 31 December 2012 and December 2011 is offset by an equal and opposite amount in other comprehensive income.

(d) Impact of changes in accounting policies on the consolidated statement of cash flows

	2012				2011
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m	As previously reported £m	Effect of change in policy (IAS 19) £m	Restated £m
Total cash flows from/(used in) operating activities	2,294	205	—	2,499	(342)	—	(342)
Effect of change in policy analysed as:
Profit before tax from continuing operations	246	—	150	396	373	97	470
Adjustment for share of loss of joint ventures and associates	277	(22)	—	255	123	—	123
Adjustment for fair value (gains)/losses	(11,867)	(33)	—	(11,900)	5,341	—	5,341
Adjustment for interest expense on borrowings	653	(19)	—	634	689	—	689
Adjustment for net finance charge on pension schemes	82	—	(150)	(68)	87	(97)	(10)
Changes in working capital	5,867	279	—	6,146	1,107	—	1,107
Total net cash flows (used in)/from investing activities	(15)	—	—	(15)	78	—	78
Total net cash flows used in financing activities	(1,119)	—	—	(1,119)	(1,773)	—	(1,773)
Cash and cash equivalents at 31 December[1]	23,248	205	—	23,453	22,401	—	22,401
1	Cash and cash equivalents include bank overdrafts amounting £566 million (2011: £668 million) and cash that has been classified as Held For Sale of £917 million (2011: £26 million).

2 – Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone, Canada, Poland and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2013	2012	2011
Eurozone
Average rate (€1 equals)	£0.85	£0.81	£0.87
Period end rate (€1 equals)	£0.83	£0.81	£0.84
Canada
Average rate ($CAD1 equals)	£0.62	£0.63	£0.63
Period end rate ($CAD1 equals)	£0.57	£0.62	£0.63
Poland
Average rate (PLN1 equals)	£0.20	£0.19	£0.21
Period end rate (PLN1 equals)	£0.20	£0.20	£0.19
United States
Average rate ($US1 equals)	£0.64	£0.63	£0.63
Period end rate ($US1 equals)	£0.60	£0.62	£0.65

3 – Presentation changes

(a) Discontinued operations

As described in note 4, the Group’s US life and annuity business and associated investment management operations (together ‘US Life’), were classified as held for sale in 2012 and sold on 2 October 2013. As the Group exited from a major geographical area of operation and consistent with the presentation in the 2012 Annual Report and Accounts, the results of US Life up to the completion date of the disposal, as well as those for preceding years, have been classified as discontinued operations.

The results presented as discontinued operations for 2011 also include the results of Delta Lloyd N.V. as a subsidiary, which was deconsolidated on 6 May 2011.

(b) Change to operating segments

Following announcements in the first quarter of 2013 relating to modifications to the Group’s management structure, the Group’s operating segments were changed to align them with the revised organisational reporting structure. The Group has determined its operating segments along market reporting lines, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 5.

(c) Restatement of prior period figures

(i)    Following a review in 2012 of the classification of contracts issued by the Group’s Italian long-term business certain portfolios were reclassified from participating insurance contracts to participating investment contracts. As a result there was a reallocation from gross insurance liabilities at 31 December 2011 to gross liabilities for investment contracts of £2,722 million. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2011 decreased by £168 million, and the change in investment contract provisions increased by an equal amount. There was no impact on profit for the year or equity reported for the year ended 31 December 2011.

(ii)   In 2012, certain other comparative information in the notes to the financial statements was restated as follows:

■	In note 58, following a review of the composition of key management comparative amounts were restated.

These changes to comparative information related solely to disclosures and did not impact the line items reported in the primary financial statements. There was no impact on the profit or equity reported for any period presented as a result of these restatements.

(d) Additional information

Additional disclosure has been included in the current year and accordingly comparative information has been provided as follows:

■	As set out in note 2, additional disclosure relating to exchange rates for Canada and Poland.

■	As set out in note 36, additional disclosure relating to non-controlling interests.

These changes to comparative information relate solely to disclosure and do not impact the line items reported in the primary financial statements. There is no impact on profit or equity reported for any period presented as a result of these additional disclosures.

4 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions

There have been no material acquisitions during the year.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates

The profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2013 £m	2012 £m	2011 £m
Ireland – long-term business (see (i) below)	87	—	—
Spain – long-term business (see (ii) below)	197	—	—
Malaysia (see (iii) below)	39	—	—
Russia (see (iv) below)	1	—	—
Czech Republic, Hungary and Romania (see (v) below)	1	7	—
Italy – long-term business (see (c) below)	(178)	—	—
Korea (see (c) below)	(20)	—	—
Turkey – general insurance (see (c) below)	(9)	—	—
United Kingdom – RAC Limited	—	(21)	532
Delta Lloyd Associate	—	(129)	—
Australia	—	—	23
Poland (see (vi) below)	(4)	—	—
Sri Lanka	—	12	—
Other small operations	1	(33)	10
Profit/(loss) on disposal and remeasurement from continuing operations	115	(164)	565
Profit/(loss) on disposal and remeasurement from discontinued operations (see (vii) below)	808	(2,359)	(32)
Total profit/(loss) on disposal and remeasurement	923	(2,523)	533

The figures above include £(104) million (2012: £nil; 2011: £nil) attributable to non-controlling interests, refer to section (c) below.

(i) Irish long-term business

On 17 January 2012 the Group’s Irish long-term business subsidiary Ark Life Assurance Company Limited (Ark Life) was classified as held for sale as a result of Allied Irish Bank (“AIB”) exercising an option to purchase this entity. In addition AIB exercised its option to put its non-controlling interest in Aviva Life Holdings Ireland Limited (ALHI), another Irish Group subsidiary, to the Group. As a result this non-controlling interest was reclassified from equity to liabilities. At 31 December 2012 the net assets of Ark Life and the liability to purchase the ALHI non-controlling interest were recorded in the Group financial statements at management’s best estimates of settlement value.

On 8 March 2013 the disposal of Ark Life and the acquisition of the non-controlling interest in ALHI were completed, for cash consideration of £117 million, consistent with the estimated expected net settlement reflected at 31 December 2012, together with settlement of the non-controlling interest purchase liability of £166 million. This transaction resulted in a profit on disposal of £87 million, calculated as follows:

4 – Subsidiaries continued

2013 £m
Assets
Intangible assets	77
Investment property	13
Financial Investments	2,955
Reinsurance assets	249
Prepayments and accrued income	9
Other assets	77
Cash and cash equivalents	362
Total assets	3,742
Liabilities
Insurance liabilities	1,338
Liability for investment contracts	1,955
Other liabilities	166
Total liabilities	3,459
Net assets disposed of	283
ALHI non-controlling interest purchase liability settled	166
Cash consideration	117
Less: Transaction costs	(6)
Net consideration	277
Currency translation reserve recycled to the income statement	93
Profit on disposal	87

(ii) Spanish long-term business – Aseval

On 18 December 2012 Aviva reached a settlement with Bankia S.A. (“Bankia”) to transfer the Group’s 50% interest in its subsidiary Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros (“Aseval”), a Spanish life assurance company, to Bankia. Aseval was classified as held for sale at this date.

On 24 April 2013 the Group disposed of its entire holding in Aseval to Bankia for cash consideration of £502 million resulting in a profit on disposal of £197 million, calculated as follows:

2013 £m
Assets
Goodwill	189
Intangible assets	11
Financial Investments	2,378
Reinsurance assets	6
Receivables and other financial assets	12
Prepayments and accrued income	35
Other assets	10
Cash and cash equivalents	75
Total assets	2,716
Liabilities
Insurance liabilities	2,008
Payables and other financial liabilities	76
Other liabilities	120
Total liabilities	2,204
Net assets	512
Non-controlling interests before disposal	(158)
Group’s Share of net assets disposed of	354
Cash consideration[1]	502
Less: transaction costs	(5)
Net consideration	497
Currency translation reserve recycled to the income statement	54
Profit on disposal	197
1	Cash consideration of £502 million above includes a loss of £16 million related to hedging the currency exposure on expected proceeds of the sale.

4 – Subsidiaries continued

(iii) Malaysia

On 12 April 2013 the Group disposed of its 49% interest in its Malaysia long-term business joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, to Sun Life Assurance Company of Canada, a subsidiary of Sun Life Financial Inc. for cash consideration of £153 million resulting in a profit on disposal of £39 million, calculated as follows:

2013 £m
Interest in joint ventures disposed of	120
Cash consideration	153
Less: Transaction costs	(3)
Net consideration	150
Currency translation reserve recycled to the income statement	9
Profit on disposal	39

(iv) Russia

On 8 April 2013 the Group disposed of its subsidiary in Russia, Closed Joint Stock Insurance Company Aviva (Zao) (“Aviva Russia”), to Blagosostoyanie, a non-state pension fund in Russia, for consideration of £30 million, after transaction costs. Net assets disposed of were £29 million, comprising gross assets of £155 million and gross liabilities of £126 million resulting in a profit on disposal of £1 million.

(v) Romania Pensions

On 7 May 2013 the Group sold its Romania Pensions business to MetLife, Inc. for consideration of £5 million. Net assets disposed of were £4 million, comprising gross assets of £11 million and gross liabilities of £7 million resulting in a profit on disposal of £1 million.

(vi) Poland

In 2013 the Group sold 16% of the total shares in its Polish life and general insurance joint ventures BZ-WBK Aviva Towarzystwo Ubezpiecze Ogólnych SA and BZ-WBK Aviva Towarzystwo Ubezpiecze na ycie SA, to its joint partner BZ-WBK. Aviva’s remaining interest in both entities is a 34% share. Due to the change in control, the Group’s investments were reclassified from joint ventures to associates and the transfer of shares resulted in a £4 million loss.

4 – Subsidiaries continued

(vii) Discontinued operations

The profit/loss on disposal and remeasurement on discontinued operations is as follows:

	2013 £m	2012 £m	2011 £m
Profit/(Loss) on disposal and remeasurement from discontinued operations	808	(2,359)	(32)

2013 and 2012 profit and loss on disposal and remeasurement from discontinued operations relate to the US Life business. The 2011 loss on disposal from discontinued operations of £32 million relates to the disposal of 25 million shares of Delta Lloyd N.V. on 6 May 2011. Subsequent to 6 May 2011, the Group no longer controlled Delta Lloyd N.V. and therefore ceased to consolidate the entity’s results and net assets.

US Life business

On 21 December 2012, the Group announced that it had agreed to sell US Life for consideration of £1.0 billion including the shareholder loan. Following classification as held for sale, US Life was remeasured to fair value less costs to sell in 2012 resulting in an impairment loss of £2,359 million recognised as a loss on remeasurement of subsidiaries.

The sale of US Life completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete by mid-2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment.

The transaction resulted in a profit on disposal of £808 million in 2013, reflecting management’s best estimate of the completion adjustment. The profit on disposal, calculated as follows, includes £644 million of currency translation and investment valuation reserves recycled to the income statement on completion of the sale.

2013 £m
Assets
Acquired value of in-force business and intangible assets	445
Investment property	6
Loans	3,615
Financial Investments	28,185
Reinsurance assets	648
Receivables and other financial assets	329
Prepayments and accrued income	340
Other assets	293
Cash and cash equivalents	2,467
Total assets	36,328
Liabilities
Insurance liabilities	31,219
Liability for investment contracts	1,826
Provisions	172
Reinsurance deposits and collateral payable	654
Current and deferred tax liabilities	704
External borrowings	179
Intra-group liabilities	553
Other liabilities	308
Total liabilities	35,615
Net assets	713
Cash consideration received[1]	1,434
Less: Settlement of intercompany loan	(553)
Less: transaction costs	(4)
Net cash consideration	877
Currency translation and investment valuation reserves recycled to the income statement	644
Profit on disposal	808
1	Cash consideration received of £1,434 million above includes a recognised loss of £4 million related to hedging the currency exposure on the expected proceeds of the sale. As noted above, the process to agree completion adjustments is on-going. Until the outcome of this process is known there remains uncertainty on the final determination of the consideration.

Other comprehensive income, net of tax from discontinued operations of £(319) million includes £(215) million in fair value gains on available for sale financial instruments, £(281) million in fair value gains on available for sale financial instruments transferred to the income statement on disposal, £12 million of impairment losses transferred to the income statement, £(4) million recycled out of other comprehensive income and £169 million aggregate shareholder tax effect.

4 – Subsidiaries continued

(c) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2013 are as follows:

	2013			2012
	Total £m	US Life £m	Other £m	Total £m
Assets
Goodwill	4	—	183	183
Acquired value of in-force business and intangible assets	—	408	83	491
Interests in, and loans to, joint ventures and associates	29	—	126	126
Property and equipment	—	—	2	2
Investment property	—	6	12	18
Loans	—	3,397	—	3,397
Financial investments	2,675	31,212	5,203	36,415
Reinsurance assets	37	644	239	883
Deferred acquisition costs	6	1,468	70	1,538
Other assets	196	769	97	866
Cash and cash equivalents	351	544	373	917
	3,298	38,448	6,388	44,836
Additional impairment to write down the disposal group to fair value less costs to sell	(185)	(2,233)	—	(2,233)
Total assets	3,113	36,215	6,388	42,603
Liabilities
Insurance liabilities	(238)	(31,153)	(3,294)	(34,447)
Liability for investment contracts	(2,710)	(2,197)	(1,857)	(4,054)
Unallocated divisible surplus	4	—	(55)	(55)
Provisions	(3)	(184)	(3)	(187)
Deferred tax liabilities	(1)	(672)	(8)	(680)
Current tax liabilities	—	—	—	—
External borrowings	(29)	(145)	—	(145)
Other liabilities	(46)	(1,497)	(346)	(1,843)
Total liabilities	(3,023)	(35,848)	(5,563)	(41,411)
Net assets	90	367	825	1,192

(i) Eurovita

In the first half of 2013, the Italian long-term business Eurovita Assicurazioni S.p.A (“Eurovita”) was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale. Finoa Srl (“Finoa”), an Italian holding company in which Aviva owns a 50% share, owns a 77.55% share of Eurovita. During November 2013, the sale of Finoa’s stake in Eurovita was announced subject to regulatory approval.

Following classification as held for sale, Eurovita was re-measured at fair value based on the expected sales price less costs to sell of £39 million. As a result, a remeasurement loss of £178 million has been recognised within “Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates” in the income statement. Aviva’s share of this loss is £74 million, and its share of the investment is £10 million.

Eurovita’s results continue to be consolidated. On completion of the disposal the currency translation reserves relating to Eurovita, currently recognised in equity, will be recycled to the income statement.

(ii) Other businesses

Also classified as held for sale at 31 December 2013 are operations in Indonesia, South Korea, the general insurance business in Turkey, Taiwan and other small operations.

■	In Indonesia management decided to restructure existing operations and establish a new joint venture. As Aviva’s holding will change from a 60% controlling interest to a 50% joint venture the investment is classified as held for sale at 31 December 2013. Net assets are £17 million at 31 December 2013. On 17 January 2014, Aviva and PT Astra International Tbk signed an agreement to form Astra Aviva Life, a 50-50 joint venture to sell and distribute life insurance products in Indonesia.
■	Management determined that the value of our long-term business joint venture in South Korea, in which the group has a 47% share, will be principally recovered through sale. The sale is expected to complete in 2014 with an expected sales price of £41 million. As a result, the business has been classified as held for sale and remeasured at fair value of £19 million based on Aviva’s share of the expected sales price less costs to sell. As a result, a re-measurement loss of £20 million was recognised at 31 December 2013.
■	Management committed to sell the Turkey general insurance business with completion of the sale expected in 2014. As a result, the business was classified as held for sale as of 31 December 2013 and remeasured at fair value based on the expected sales price less costs to sell of £2 million resulting in a remeasurement loss of £9 million.
■	Refer to note 16 for details on the joint venture in Taiwan.

Significant restrictions

In certain jurisdictions the ability of subsidiaries to transfer funds to the Group in the form of cash dividends or to repay loans and advances is subject to local corporate or insurance laws and regulations and solvency requirements. We do not believe that these requirements constitute a material limitation on the ability of the subsidiaries to transfer funds to the Group. There are no protective rights of non-controlling interests which significantly restrict the Group’s ability to access or use the assets and settle the liabilities of the Group.

5 – Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.

The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

Following announcements in the first quarter of 2013 relating to modifications to its management structure, the Group’s operating segments were changed to align them with the revised organisational reporting structure. These segments are set out below. Results for prior periods have been restated to facilitate comparison.

United Kingdom & Ireland

The United Kingdom and Ireland comprises two operating segments – Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers’ liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France

The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland

Activities in Poland comprise long-term business and general insurance operations.

Italy, Spain and Other

These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy and Spain (including Aseval up until the date of its disposal in April 2013). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. As set out in note 4c, the operations of Eurovita have been classified as held for sale during 2013. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey and our Turkish general insurance business (which is held for sale as at 31 December 2013). This segment also includes the results of our Russian, Czech, Hungarian and Romanian businesses until the date of their disposals.

Canada

The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally through intermediaries and insurance brokers.

Asia

Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong and Vietnam as well as our life operations in Taiwan, Indonesia and South Korea which are held for sale as at the balance sheet date. This segment also includes the results of Sri Lanka and Malaysia until the date of their disposals (in December 2012 and April 2013, respectively). Asia also includes general insurance operations in Singapore and health operations in Indonesia (which is held for sale at 31 December 2013).

Aviva Investors

Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. The internal asset management operations of Aviva Investors North America were sold with the Group’s US life operations and are classified as a discontinued operation in these financial statements.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’, along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations

In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation in the income statement, statement of comprehensive income and statement of cash flows for 2013 and prior years.

On 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations for 2011. After this date, the Group ceased to consolidate Delta Lloyd.

5 – Segmental information continued

(a) (i) Segmental income statement for the year ended 31 December 2013

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued operations[4] £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	—	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	—	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	—	(9)	(6)	(3)	(5)	(8)	—	—	31	—	—	—
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	—	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	—	—	134	—	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	—	46	20,623	1,489	22,112
Fee and commission income	424	198	134	60	115	40	14	294	—	1,279	28	1,307
	4,643	4,583	5,674	533	3,339	2,236	554	294	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,388	180	1,628	17	40	92	(27)	12,509	2,340	14,849
Inter-segment revenue	—	—	—	—	—	—	—	143	—	143	49	192
Share of profit of joint ventures and associates	88	—	8	3	6	—	15	—	—	120	—	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	—	—	(4)	13	—	19	—	—	115	808	923
Segmental income[1]	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	—	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	—	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	—	(1,725)	34	(386)	—	—	(144)	—	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	—	426	16	(363)	—	2	—	—	280	—	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	—	(7)	—	(3)	—	—	—	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	—	(4)	(6)	—	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders' returns	(190)	—	—	—	—	—	(1)	—	—	(191)	—	(191)
Profit/(loss) before tax attributable to shareholders' profits	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	7	21	—	—	—	—	—	(28)	—	—	—
Investment return variances and economic assumption changes on life business	414	—	(70)	1	(267)	—	(29)	—	—	49	(452)	(403)
Short-term fluctuation in return on investments backing non-life business	—	74	15	—	12	122	—	—	113	336	—	336
Economic assumption changes on general insurance and health business	—	(28)	—	—	—	(4)	—	—	(1)	(33)	—	(33)
Impairment of goodwill, joint ventures and associates	—	—	—	—	48	—	29	—	—	77	—	77
Amortisation and impairment of intangibles	21	1	—	—	17	15	1	22	14	91	9	100
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	—	—	4	(13)	—	(19)	—	—	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	1,124	465	448	184	314	246	87	(26)	(793)	2,049	290	2,339
1	Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (ii) Segmental income statement for the year ended 31 December 2012 – (Restated)4

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued operations[5] £m	Total £m
Gross written premiums	6,363	4,951	4,763	441	3,195	2,248	740	—	43	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(6)	(150)	(63)	(101)	—	(6)	(1,571)	(207)	(1,778)
Internal reinsurance revenue	—	(11)	(6)	(2)	(9)	(9)	(3)	—	40	—	—	—
Premiums written net of reinsurance	5,623	4,490	4,702	433	3,036	2,176	636	—	77	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(3)	3	(31)	(5)	—	—	(16)	—	(16)
Net earned premiums	5,608	4,553	4,674	430	3,039	2,145	631	—	77	21,157	3,589	24,746
Fee and commission income	448	180	121	57	131	42	10	279	5	1,273	23	1,296
	6,056	4,733	4,795	487	3,170	2,187	641	279	82	22,430	3,612	26,042
Net investment income/(expense)	8,561	514	8,047	401	3,136	140	283	(8)	61	21,135	2,241	23,376
Inter-segment revenue	—	—	—	—	—	—	—	134	—	134	75	209
Share of (loss)/profit of joint ventures and associates	(15)	—	8	2	2	—	(3)	7	(256)	(255)	—	(255)
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	(21)	—	—	7	—	12	—	(160)	(164)	(2,359)	(2,523)
Segmental income[1]	14,600	5,226	12,850	890	6,315	2,327	933	412	(273)	43,280	3,569	46,849
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,915)	(5,272)	(341)	(3,934)	(1,268)	(589)	—	(58)	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(30)	(880)	(241)	359	(40)	(17)	—	15	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	—	(983)	19	(296)	—	—	(39)	—	(4,450)	(77)	(4,527)
Change in unallocated divisible surplus	(347)	—	(4,359)	(30)	(1,491)	—	(89)	—	—	(6,316)	—	(6,316)
Fee and commission expense	(854)	(1,544)	(604)	(60)	(362)	(611)	(86)	(24)	(312)	(4,457)	(498)	(4,955)
Other expenses	(749)	(465)	(268)	(56)	(316)	(151)	(67)	(342)	(429)	(2,843)	(1,307)	(4,150)
Inter-segment expenses	(122)	(3)	—	(5)	—	(4)	—	—	—	(134)	(75)	(209)
Finance costs	(252)	(21)	(2)	—	(2)	(8)	—	(5)	(363)	(653)	(21)	(674)
Segmental expenses	(14,295)	(4,978)	(12,368)	(714)	(6,042)	(2,082)	(848)	(410)	(1,147)	(42,884)	(6,265)	(49,149)
Profit/(loss) before tax	305	248	482	176	273	245	85	2	(1,420)	396	(2,696)	(2,300)
Tax attributable to policyholders' returns	(198)	—	—	—	—	—	(23)	—	—	(221)	—	(221)
Profit/(loss) before tax attributable to shareholders' profits	107	248	482	176	273	245	62	2	(1,420)	175	(2,696)	(2,521)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	32	25	—	6	—	—	1	(71)	—	—	—
Investment return variances and economic assumption changes on life business	663	—	(28)	(13)	—	—	(2)	—	—	620	(342)	278
Short-term fluctuation in return on investments backing non-life business	—	(17)	(68)	(1)	(43)	10	—	—	112	(7)	—	(7)
Economic assumption changes on general insurance and health business	—	20	—	—	—	—	—	—	1	21	—	21
Impairment of goodwill, joint ventures and associates[6]	(1)	—	—	—	108	—	—	—	(47)	60	782	842
Amortisation and impairment of intangibles	54	6	—	—	16	11	1	6	34	128	129	257
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	21	—	—	(7)	—	(12)	—	160	164	2,359	2,523
Integration and restructuring costs	71	170	11	5	12	11	4	33	144	461	7	468
Share of Delta Lloyd's non-operating items (before tax), as an associate	—	—	—	—	—	—	—	—	523	523	—	523
Share of Delta Lloyd's tax expense, as an associate	—	—	—	—	—	—	—	—	(107)	(107)	—	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders[7]	903	480	422	167	365	277	53	42	(671)	2,038	239	2,277

1	Total reported income, excluding inter-segment revenue, includes £18,582 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £3 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Restated for the adoption of revised IAS19 and IFRS 10. See note 1 for further details. Also restated for the revised segmentation per note 3.
5	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
6	Other Group activities included a reversal of an impairment in respect of our investment in Delta Lloyd of £205 million.
7	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (iii) Segmental income statement for the year ended 31 December 2011 – (Restated)4

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued operations[5] £m	Total £m
Gross written premiums	7,639	5,227	5,305	476	4,727	2,164	672	—	45	26,255	5,863	32,118
Premiums ceded to reinsurers	(816)	(375)	(66)	(5)	(129)	(70)	(89)	—	—	(1,550)	(198)	(1,748)
Internal reinsurance revenue	—	(11)	(6)	(3)	(6)	(11)	—	—	39	2	(2)	—
Premiums written net of reinsurance	6,823	4,841	5,233	468	4,592	2,083	583	—	84	24,707	5,663	30,370
Net change in provision for unearned premiums	(39)	(78)	(22)	(5)	(34)	(46)	(12)	—	—	(236)	(56)	(292)
Net earned premiums	6,784	4,763	5,211	463	4,558	2,037	571	—	84	24,471	5,607	30,078
Fee and commission income	464	224	147	69	176	38	9	324	14	1,465	111	1,576
	7,248	4,987	5,358	532	4,734	2,075	580	324	98	25,936	5,718	31,654
Net investment income/(expense)	5,492	452	(896)	(131)	(757)	236	(36)	79	(66)	4,373	2,086	6,459
Inter-segment revenue	—	—	—	—	—	—	—	148	—	148	71	219
Share of (loss)/profit of joint ventures and associates	(41)	—	9	2	(11)	—	(2)	4	(84)	(123)	28	(95)
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	528	37	—	—	—	—	23	(23)	565	(32)	533
Segmental income[1]	12,699	5,967	4,508	403	3,966	2,311	542	578	(75)	30,899	7,871	38,770
Claims and benefits paid, net of recoveries from reinsurers	(9,589)	(3,217)	(5,366)	(367)	(4,154)	(1,308)	(346)	—	(33)	(24,380)	(4,029)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,373)	89	62	208	(299)	(1)	43	—	(13)	(2,284)	(2,523)	(4,807)
Change in investment contract provisions	949	—	583	46	37	—	—	(137)	—	1,478	(180)	1,298
Change in unallocated divisible surplus	358	—	1,334	10	1,053	—	(34)	—	—	2,721	(19)	2,702
Fee and commission expense	(808)	(1,550)	(547)	(79)	(483)	(558)	(67)	(47)	(187)	(4,326)	(420)	(4,746)
Other expenses	(869)	(412)	(289)	(58)	(213)	(133)	(97)	(355)	(353)	(2,779)	(809)	(3,588)
Inter-segment expenses	(133)	(6)	—	(6)	—	(3)	—	—	—	(148)	(71)	(219)
Finance costs	(286)	(28)	(18)	—	(2)	(9)	—	(3)	(365)	(711)	(284)	(995)
Segmental expenses	(12,751)	(5,124)	(4,241)	(246)	(4,061)	(2,012)	(501)	(542)	(951)	(30,429)	(8,335)	(38,764)
Profit/(loss) before tax	(52)	843	267	157	(95)	299	41	36	(1,026)	470	(464)	6
Tax attributable to policyholders' returns	186	—	—	—	—	—	(8)	—	—	178	—	178
Profit/(loss) before tax attributable to shareholders' profits	134	843	267	157	(95)	299	33	36	(1,026)	648	(464)	184
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	3	—	20	—	6	—	—	1	(30)	—	—	—
Investment return variances and economic assumption changes on life business	543	—	47	2	283	—	20	—	2	897	719	1,616
Short-term fluctuation in return on investments backing non-life business	—	54	140	—	62	(64)	—	—	74	266	60	326
Economic assumption changes on general insurance and health business	—	85	—	—	—	4	—	—	1	90	—	90
Impairment of goodwill, joint ventures and associates	149	—	—	—	11	—	15	—	217	392	—	392
Amortisation and impairment of intangibles	66	5	4	—	16	11	1	9	4	116	60	176
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	(528)	(37)	—	—	—	—	(23)	23	(565)	32	(533)
Integration and restructuring costs	53	30	30	8	9	6	1	30	94	261	7	268
Exceptional items	22	35	—	—	—	—	—	—	—	57	—	57
Share of Delta Lloyd's non-operating items (before tax), as an associate	—	—	—	—	—	—	—	—	(10)	(10)	—	(10)
Share of Delta Lloyd's tax expense, as an associate	—	—	—	—	—	—	—	—	34	34	—	34
Adjusted operating profit/(loss) before tax attributable to shareholders[6]	970	524	471	167	292	256	70	53	(617)	2,186	414	2,600

1	Total reported income, excluding inter-segment revenue, includes £17,582 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £3 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Restated for the adoption of revised IAS19. See note 1 for further details. Also restated for the revised segmentation per note 3.
5	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013) and in 2011 also includes the results of Delta Lloyd up to 6 May 2011. For further details see note 4.
6	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (iv) Segmental statement of financial position as at 31 December 2013

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	—	1,039	—	9	303	49	49	27	—	1,476
Acquired value of in-force business and intangible assets	148	2	122	8	637	58	2	48	43	1,068
Interests in, and loans to, joint ventures and associates	1,001	—	153	9	94	—	210	—	—	1,467
Property and equipment	22	20	229	2	5	12	4	1	18	313
Investment property	6,364	7	1,545	—	2	—	—	982	551	9,451
Loans	22,629	270	852	—	23	76	29	—	—	23,879
Financial investments	89,680	4,638	65,601	3,045	20,469	3,435	2,681	687	2,725	192,961
Deferred acquisition costs	1,316	456	229	23	100	268	4	—	1	2,397
Other assets	19,084	4,150	9,919	220	1,967	1,081	343	532	5,455	42,751
Assets of operations classified as held for sale	—	—	—	—	3,042	—	62	—	9	3,113
Total assets	140,244	10,582	78,650	3,316	26,642	4,979	3,384	2,277	8,802	278,876
Insurance liabilities
Long-term business and outstanding claims provisions	67,484	5,657	16,185	2,640	9,575	2,372	2,142	—	45	106,100
Unearned premiums	248	2,094	404	43	298	1,088	50	—	1	4,226
Other insurance liabilities	—	84	50	—	1	92	—	—	2	229
Liability for investment contracts	54,679	—	49,856	14	9,750	—	—	1,759	—	116,058
Unallocated divisible surplus	1,857	—	4,292	72	342	—	150	—	—	6,713
Net asset value attributable to unitholders	287	—	3,032	—	324	—	—	—	6,719	10,362
External borrowings	2,620	—	—	—	72	—	—	—	5,127	7,819
Other liabilities, including inter-segment liabilities	6,987	(3,412)	2,650	114	963	444	279	272	5,032	13,329
Liabilities of operations classified as held for sale	—	—	—	—	3,003	—	20	—	—	3,023
Total liabilities	134,162	4,423	76,469	2,883	24,328	3,996	2,641	2,031	16,926	267,859
Total equity										11,017
Total equity and liabilities										278,876

5 – Segmental information continued

(a) (v) Segmental statement of financial position as at 31 December 2012 – (Restated)1

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	—	1,037	—	9	342	50	55	27	—	—	1,520
Acquired value of in-force business and intangible assets	140	3	133	10	633	49	5	56	—	55	1,084
Interests in, and loans to, joint ventures and associates	1,132	—	148	10	116	—	245	4	—	—	1,655
Property and equipment	91	13	220	2	8	21	6	5	—	25	391
Investment property	6,774	8	1,342	—	2	—	—	1,093	—	720	9,939
Loans	23,193	369	848	—	14	83	30	—	—	—	24,537
Financial investments	90,182	3,946	59,853	2,920	21,917	3,766	2,808	759	—	2,592	188,743
Deferred acquisition costs	1,357	519	211	19	117	275	5	—	—	—	2,503
Other assets	16,756	5,074	11,421	201	2,561	1,053	335	436	—	3,655	41,492
Assets of operations classified as held for sale	3,490	—	—	—	2,762	—	126	28	36,187	10	42,603
Total assets	143,115	10,969	74,176	3,171	28,472	5,297	3,615	2,408	36,187	7,057	314,467
Insurance liabilities
Long-term business and outstanding claims provisions	71,282	5,846	14,194	2,517	9,733	2,494	2,285	—	—	51	108,402
Unearned premiums	238	2,274	369	41	335	1,127	55	—	—	2	4,441
Other insurance liabilities	—	86	61	—	1	98	—	—	—	2	248
Liability for investment contracts	49,719	—	46,952	47	11,893	—	—	1,883	—	—	110,494
Unallocated divisible surplus	2,055	—	4,591	86	38	—	161	—	—	—	6,931
Net asset value attributable to unitholders	320	—	3,351	—	278	—	—	—	—	6,034	9,983
External borrowings	2,934	—	—	—	101	—	—	—	—	5,144	8,179
Other liabilities, including inter-segment liabilities	7,439	(4,696)	2,563	99	936	467	236	255	—	5,719	13,018
Liabilities of operations classified as held for sale	3,257	—	—	—	2,304	—	—	13	35,835	2	41,411
Total liabilities	137,244	3,510	72,081	2,790	25,619	4,186	2,737	2,151	35,835	16,954	303,107
Total equity											11,360
Total equity and liabilities											314,467
1	The statement of financial position has been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’- see note 1 for details. There is no impact on the result for the year ended 31 December 2012 as a result of this restatement.

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

Other

Other includes service companies, head office expenses such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations and Delta Lloyd

In the products and services analysis, the results of US Life (including the related internal asset management business) for all periods are presented as discontinued operations up to the date of disposal in October 2013. The Group’s share of the results of its interest in Delta Lloyd are shown as an associate until 5 July 2012 and, from 6 July 2012 until disposed in January 2013, as a financial investment, and are shown only within other activities within continuing operations.

5 – Segmental information continued

(b) (i) Segmental income statement – products and services for the year ended 31 December 2013

	Life business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	12,674	9,361	—	—	22,035
Premiums ceded to reinsurers	(905)	(641)	—	—	(1,546)
Premiums written net of reinsurance	11,769	8,720	—	—	20,489
Net change in provision for unearned premiums	—	134	—	—	134
Net earned premiums	11,769	8,854	—	—	20,623
Fee and commission income	600	80	348	251	1,279
	12,369	8,934	348	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	—	—	143	—	143
Share of profit of joint ventures and associates	117	3	—	—	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	—	—	115
Segmental income	24,795	9,276	494	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	—	—	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	—	—	2,493
Change in investment contract provisions	(7,050)	—	—	—	(7,050)
Change in unallocated divisible surplus	280	—	—	—	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	—	—	(143)
Finance costs	(163)	(11)	(60)	(375)	(609)
Segmental expenses	(22,723)	(8,793)	(463)	(1,338)	(33,317)
Profit before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	—	—	—	(191)
Profit before tax attributable to shareholders' profits	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations	20	314	62	372	768
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,901	797	93	(742)	2,049
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[3]	272	—	31	(13)	290
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[4]	2,173	797	124	(755)	2,339
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(b) (ii) Segmental income statement – products and services for the year ended 31 December 2012 – (Restated)3

	Life business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	13,209	9,535	—	—	22,744
Premiums ceded to reinsurers	(930)	(641)	—	—	(1,571)
Premiums written net of reinsurance	12,279	8,894	—	—	21,173
Net change in provision for unearned premiums	—	(16)	—	—	(16)
Net earned premiums	12,279	8,878	—	—	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income	20,236	823	6	70	21,135
Inter-segment revenue	—	—	127	—	127
Share of (loss)/profit of joint ventures and associates	(5)	1	3	(254)	(255)
Loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(6)	(21)	—	(137)	(164)
Segmental income	33,136	9,746	467	(76)	43,273
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	—	—	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	—	—	(430)
Change in investment contract provisions	(4,450)	—	—	—	(4,450)
Change in unallocated divisible surplus	(6,316)	—	—	—	(6,316)
Fee and commission expense	(1,522)	(2,523)	(32)	(380)	(4,457)
Other expenses	(1,251)	(715)	(368)	(509)	(2,843)
Inter-segment expenses	(116)	(11)	—	—	(127)
Finance costs	(198)	(28)	(56)	(371)	(653)
Segmental expenses	(32,051)	(9,110)	(456)	(1,260)	(42,877)
Profit/(loss) before tax from continuing operations	1,085	636	11	(1,336)	396
Tax attributable to policyholder returns	(221)	—	—	—	(221)
Profit/(loss) before tax attributable to shareholders' profits	864	636	11	(1,336)	175
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	967	258	40	182	1,447
Share of Delta Lloyd's non-operating items (before tax), as an associate	—	—	—	523	523
Share of Delta Lloyd's tax expense, as an associate	—	—	—	(107)	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,831	894	51	(738)	2,038
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[4]	200	—	55	(16)	239
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[5]	2,031	894	106	(754)	2,277
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £370 million, of which £130 million relates to property and liability insurance and £240 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,164 million relating to health business. The remaining business relates to property and liability insurance.
3	Restated for the adoption of revised IAS19 and IFRS10. See note 1 for further details.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(b) (iii) Segmental income statement – products and services for the year ended 31 December 2011 – (Restated)3

	Life business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	16,505	9,750	—	—	26,255
Premiums ceded to reinsurers	(960)	(588)	—	—	(1,548)
Premiums written net of reinsurance	15,545	9,162	—	—	24,707
Net change in provision for unearned premiums	—	(236)	—	—	(236)
Net earned premiums	15,545	8,926	—	—	24,471
Fee and commission income	705	54	373	333	1,465
	16,250	8,980	373	333	25,936
Net investment income	3,811	725	4	(167)	4,373
Inter-segment revenue	—	—	156	—	156
Share of (loss)/profit of joint ventures and associates	(10)	—	(2)	(111)	(123)
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	(28)	24	569	565
Segmental income	20,051	9,677	555	624	30,907
Claims and benefits paid, net of recoveries from reinsurers	(18,435)	(5,945)	—	—	(24,380)
Change in insurance liabilities, net of reinsurance	(2,281)	(3)	—	—	(2,284)
Change in investment contract provisions	1,478	—	—	—	1,478
Change in unallocated divisible surplus	2,721	—	—	—	2,721
Fee and commission expense	(1,552)	(2,491)	(64)	(219)	(4,326)
Other expenses	(1,105)	(582)	(395)	(697)	(2,779)
Inter-segment expenses	(145)	(11)	—	—	(156)
Finance costs	(205)	(34)	(51)	(421)	(711)
Segmental expenses	(19,524)	(9,066)	(510)	(1,337)	(30,437)
Profit/(loss) before tax from continuing operations	527	611	45	(713)	470
Tax attributable to policyholder returns	178	—	—	—	178
Profit/(loss) before tax attributable to shareholders' profits	705	611	45	(713)	648
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,221	326	16	(49)	1,514
Share of Delta Lloyd's non-operating items (before tax), as an associate	—	—	—	(10)	(10)
Share of Delta Lloyd's tax expense, as an associate	—	—	—	34	34
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,926	937	61	(738)	2,186
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[4]	382	1	49	(18)	414
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[5]	2,308	938	110	(756)	2,600
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £226 million, of which £110 million relates to property and liability insurance and £116 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.
3	Restated for the adoption of revised IAS19. See note 1 for further details.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) and include the results of Delta Lloyd up to 6 May 2011. For further details see note 4.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary

5 – Segmental information continued

(b) (iv) Segmental statement of financial position as at 31 December 2013

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	328	1,048	27	73	1,476
Acquired value of in-force business and intangible assets	791	160	48	69	1,068
Interests in, and loans to, joint ventures and associates	1,462	5	—	—	1,467
Property and equipment	187	91	1	34	313
Investment property	8,760	140	—	551	9,451
Loans	23,523	346	—	10	23,879
Financial investments	179,653	10,717	35	2,556	192,961
Deferred acquisition costs	1,525	862	10	—	2,397
Other assets	29,673	4,815	459	7,804	42,751
Assets of operations classified as held for sale	2,949	164	—	—	3,113
Total assets	248,851	18,348	580	11,097	278,876
Gross insurance liabilities	96,153	14,402	—	—	110,555
Gross liabilities for investment contracts	116,058	—	—	—	116,058
Unallocated divisible surplus	6,713	—	—	—	6,713
Net asset value attributable to unitholders	3,643	—	—	6,719	10,362
External borrowings	2,678	—	—	5,141	7,819
Other liabilities, including inter-segment liabilities	9,323	(2,629)	346	6,289	13,329
Liabilities of operations classified as held for sale	2,881	142	—	—	3,023
Total liabilities	237,449	11,915	346	18,149	267,859
Total equity					11,017
Total equity and liabilities					278,876

(b) (iv) Segmental statement of financial position as at 31 December 2012 – (Restated)1

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	361	1,060	27	72	1,520
Acquired value of in-force business and intangible assets	799	146	56	83	1,084
Interests in, and loans to, joint ventures and associates	1,646	5	4	—	1,655
Property and equipment	253	94	5	39	391
Investment property	9,080	139	—	720	9,939
Loans	24,085	433	—	19	24,537
Financial investments	175,889	9,266	39	3,549	188,743
Deferred acquisition costs	1,550	939	14	—	2,503
Other assets	29,185	7,237	453	4,617	41,492
Assets of operations classified as held for sale	42,564	11	28	—	42,603
Total assets	285,412	19,330	626	9,099	314,467
Gross insurance liabilities	98,086	15,005	—	—	113,091
Gross liabilities for investment contracts	110,494	—	—	—	110,494
Unallocated divisible surplus	6,931	—	—	—	6,931
Net asset value attributable to unitholders	3,949	—	—	6,034	9,983
External borrowings	3,019	—	—	5,160	8,179
Other liabilities, including inter-segment liabilities	8,734	(2,661)	334	6,611	13,018
Liabilities of operations classified as held for sale	41,237	2	13	159	41,411
Total liabilities	272,450	12,346	347	17,964	303,107
Total equity					11,360
Total equity and liabilities					314,467
1	The statement of financial position has been restated following the adoption of IFRS 10 ‘Consolidated Financial Statements’- see note 1 for details. There is no impact on the result for the year ended 31 December 2012 as a result of this restatement.

6 – Details of income

This note gives further detail on the items appearing in the income section of the consolidated income statement.

Continuing operations	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Gross written premiums (notes 5a and 5b)
Long-term:
Insurance contracts	8,749	9,683	11,671
Participating investment contracts	3,925	3,526	4,834
General insurance and health	9,361	9,535	9,750
	22,035	22,744	26,255
Less: premiums ceded to reinsurers (notes 5a and 5b)	(1,546)	(1,571)	(1,548)
Gross change in provision for unearned premiums (note 38e)	136	(21)	(189)
Reinsurers’ share of change in provision for unearned premiums (note 41ciii)	(2)	5	(47)
Net change in provision for unearned premiums	134	(16)	(236)
Net earned premiums	20,623	21,157	24,471
Fee and commission income
Fee income from investment contract business	465	461	519
Fund management fee income	347	330	368
Other fee income	294	304	445
Reinsurance commissions receivable	90	92	71
Other commission income	45	41	33
Net change in deferred revenue	38	45	29
	1,279	1,273	1,465
Total revenue	21,902	22,430	25,936
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	5,488	5,735	6,088
From AFS investments and financial instruments at amortised cost	75	83	83
	5,563	5,818	6,171
Dividend income	1,527	1,652	1,627
Other income from investments designated as trading
Realised losses on disposals	(202)	(667)	(388)
Unrealised gains and losses (policy K)
Losses arising in the year	(67)	(686)	(319)
Losses recognised in prior periods and now realised	202	667	388
	135	(19)	69
	(67)	(686)	(319)
Other income from investments designated as other than trading
Realised gains on disposals	3,250	1,844	1,729
Unrealised gains and losses (policy K)
Gains arising in the year	4,639	14,244	(3,827)
Gains recognised in prior periods and now realised	(3,250)	(1,844)	(1,729)
	1,389	12,400	(5,556)
	4,639	14,244	(3,827)
Realised gains and losses on AFS investments
Gains recognised in prior periods as unrealised in equity	(1)	(1)	(1)

Net income from investment properties
Rent	647	551	690
Expenses relating to these properties	(42)	(47)	(39)
Realised (losses)/gains on disposal	(2)	7	8
Fair value gains/(losses) on investment properties (note 19)	184	(475)	148
	787	36	807
Realised losses on loans	—	(9)	—
Foreign exchange gains and losses on investments other than trading	109	132	(12)
Other investment expenses	(48)	(51)	(73)
Net investment income	12,509	21,135	4,373
Share of profit/(loss) after tax of joint ventures (note 16)	140	(15)	(38)
Share of loss after tax of associates (note 17)	(20)	(240)	(85)
Share of profits/(losses) after tax of joint ventures and associates	120	(255)	(123)
Profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates (note 4b)	115	(164)	565
Income from continuing operations	34,646	43,146	30,751
Income from discontinued operations	4,665	3,494	7,800
Total income	39,311	46,640	38,551

1     2012 restated for adoption of revised IAS 19 and IFRS 10. 2011 restated for adoption of revised IAS 19. See note 1 for further details.

7 – Details of expenses

This note gives further detail on the items appearing in the expenses section of the consolidated income statement.

Continuing operations	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	11,899	12,382	12,250
Participating investment contracts	5,089	6,500	6,835
Non-participating investment contracts	61	33	38
Claims and benefits paid to policyholders on general insurance and health business	6,082	6,050	6,264
	23,131	24,965	25,387
Less: Claim recoveries from reinsurers
Insurance contracts	(975)	(1,197)	(832)
Participating investment contracts	(63)	(167)	(175)
Claims and benefits paid, net of recoveries from reinsurers	22,093	23,601	24,380
Change in insurance liabilities
Change in insurance liabilities (note 38)	(2,396)	688	2,583
Change in reinsurance asset for insurance provisions (note 38)	(97)	(258)	(299)
Change in insurance liabilities, net of reinsurance	(2,493)	430	2,284
Change in investment contract provisions
Investment income allocated to investment contracts	4,406	3,178	(363)
Other changes in provisions
Participating investment contracts (note 39)	2,244	759	(944)
Non-participating investment contracts	409	525	(174)
Change in reinsurance asset for investment contract provisions	(9)	(12)	3
Change in investment contract provisions	7,050	4,450	(1,478)
Change in unallocated divisible surplus (note 43)	(280)	6,316	(2,721)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,264	2,393	2,476
Change in deferred acquisition costs for insurance and participating investment contracts	184	131	(2)
Deferrable costs for non-participating investment contracts	82	126	66
Other acquisition costs	872	970	1,113
Change in deferred acquisition costs for non-participating investment contracts	(93)	85	46
Investment income attributable to unitholders	347	441	252
Reinsurance commissions and other fee and commission expense	319	311	375
	3,975	4,457	4,326
Other expenses
Other operating expenses
Staff costs	841	1,122	1,160
Central costs and sharesave schemes	150	136	138
Depreciation	31	42	54
Impairment of goodwill on subsidiaries (note 14)	48	109	160
Amortisation of acquired value of in-force business on insurance contracts	37	43	70
Amortisation of intangible assets	81	96	111
Impairment of acquired value of in-force business	—	73	—
Impairment of intangible assets	14	49	49
Integration and restructuring costs (see below)	363	461	261
Other expenses	701	662	657
	2,266	2,793	2,660
Impairments
Net impairment on loans	30	43	62
Net impairment on financial investments	2	—	2
Net impairment on receivables and other financial assets	—	3	31
Net impairment on non-financial assets	—	—	1
	32	46	96
Other net foreign exchange (gains)/losses	(78)	4	23
Finance costs (note 8)	609	653	711
Expenses from continuing operations	33,174	42,750	30,281
Expenses from discontinued operations	3,127	6,190	8,264
Total expenses	36,301	48,940	38,545

1     2012 restated for adoption of revised IAS 19 and IFRS 10. 2011 restated for adoption of revised IAS 19. See note 1 for further details.

Integration and restructuring costs

Integration and restructuring costs from continuing operations were £363 million (2012: £461 million; 2011: £261 million) and mainly include expenses associated with the Group’s transformation programme. Compared with the prior year, integration and restructuring costs reduced by 21% as the level of transformation activity in UK and Ireland general insurance in 2012 was not repeated and Solvency II implementation costs reduced to £79 million (2012: £117 million).

8 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 47) and similar charges.

Continuing operations	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Interest expense on core structural borrowings
Subordinated debt	305	294	302
Long term senior debt	21	19	19
Commercial paper	2	4	3
	328	317	324
Interest expense on operational borrowings
Amounts owed to financial institutions	70	94	125
Securitised mortgage loan notes at fair value	89	90	88
	159	184	213
Interest on collateral received	20	27	33
Net finance charge on pension schemes	20	19	22
Unwind of discount on GI reserves	5	21	24
Other similar charges	77	85	95
Total finance costs from continuing operations	609	653	711
Total finance costs from discontinued operations	16	21	284
Total finance costs	625	674	995

1     2012 restated for adoption of revised IAS 19 and IFRS 10. 2011 restated for adoption of revised IAS 19. See note 1 for further details.

9 – Employee information

This note shows where our staff are employed throughout the world, excluding staff employed by our joint ventures and associates, and analyses the total staff costs.

(a) Employee numbers

The number of persons employed by the Group, including directors under a service contract, was:

	At 31 December			Average for the year
Continuing operations	2013 Number	2012 Number	2011 Number	2013 Number	2012 Number	2011 Number
United Kingdom & Ireland	14,886	17,580	19,176	16,751	18,695	21,835
France	4,134	4,272	4,347	4,177	4,261	4,380
Poland	1,260	1,162	1,295	1,230	1,207	1,305
Italy, Spain and Other	1,239	1,624	1,987	1,392	1,817	2,044
Canada	3,582	3,758	3,599	3,685	3,729	3,552
Asia	1,081	1,118	1,935	1,128	1,913	1,844
Aviva Investors	923	1,056	1,152	979	1,134	1,179
Other Group Activities	613	641	1,117	628	833	899
Employees in continuing operations	27,718	31,211	34,608	29,970	33,589	37,038
Employees in discontinued operations	—	1,911	1,954	1,552	1,941	3,802
Total employee numbers	27,718	33,122	36,562	31,522	35,530	40,840

10 – Auditors’ remuneration

This note shows the total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to our auditors. PricewaterhouseCoopers LLP (PWC) replaced Ernst & Young LLP (E&Y) as the Group’s principal auditor for the 2012 financial year.

Continuing operations	2013 £m	2012 £m
Fees payable to PwC LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	2.4	2.2
Fees payable to PwC LLP and its associates for other services
Audit of Group subsidiaries	10.1	9.6
Additional fees related to the prior year audit of group subsidiaries	0.7	—
Total audit fees	13.2	11.8
Audit related assurance	2.2	2.3
Other assurance services	6.1	7.2
Total audit and assurance fees	21.5	21.3
Tax compliance services	0.1	0.4
Tax advisory services	0.1	0.1
Services relating to corporate finance transactions	0.1	0.3
Other non audit services not covered above	1.1	7.7
Fees payable to PwC LLP and its associates for services to Group companies classified as continuing operations	22.9	29.8
Discontinued operations
Fees payable to PwC LLP and its associates for audit of Group subsidiaries	1.2	1.7
Fees payable to PwC LLP and its associates for other non-audit services to Group subsidiaries	0.1	0.3
Total fees payable to PwC LLP and its associates for services to Group companies	24.2	31.8

10 – Auditors’ remuneration continued

Continuing operations	2011 £m
Fees payable to E&Y LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	2.5
Fees payable to E&Y LLP and its associates for other services
Audit of Group subsidiaries	10.3
Additional fees related to the prior year audit of group subsidiaries	0.9
Total audit fees	13.7
Audit related assurance	2.7
Other assurance services	5.6
Total audit and assurance fees	22.0
Tax compliance services	0.2
Other non audit services not covered above	2.0
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	24.2
Discontinued operations
Fees payable to E&Y LLP and its associates for audit of Group subsidiaries	3.6
Fees payable to E&Y LLP and its associates for other assurance services to Group subsidiaries	0.5
Fees payable to E&Y LLP and its associates for other non-audit services to Group subsidiaries	0.2
Total fees payable to E&Y LLP and its associates for services to Group companies	28.5

The tables above reflect the disclosure requirements of SI2011/2198 – The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

In addition to the fees shown above, during 2013 the Group paid PwC £0.2 million (2012: £0.2 million) in relation to the audit of Group occupational pension schemes.

Fees payable for the audit of the Group’s subsidiaries include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by the principal auditors in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Audit related assurance comprises services in relation to statutory and regulatory filings. These include audit services for the audit of regulatory returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for other assurance services comprise non statutory assurance work which is customarily performed by the external auditor, including the audit of the Group’s MCEV reporting. Although embedded value is a primary management reporting basis and our disclosures require a full audit, the relevant fees are not classified as being for statutory audit.

Other assurance services in 2013 includes fees relating to the audit of the Group’s MCEV reporting of £1.1 million, £2.4 million for examination of the Group Individual Capital Assessment and Economic Capital, and £1.5 million associated with assurance services to prepare the businesses for Solvency II implementation.

The 2013 fees for other non audit services for continuing operations of £1.1 million includes £0.2 million relating to a regulatory advice engagement and £0.9 million for a number of other, individually smaller services.

Details of the Group’s process for safeguarding and supporting the independence and objectivity of the external auditors are given in the Audit Committee report.

11 – Tax

This note analyses the tax charge/(credit) for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i)   The total tax charge/(credit) comprises:

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Current tax
For this year	517	531	557
Prior year adjustments	13	(47)	(10)
Total current tax from continuing operations	530	484	547
Deferred tax
Origination and reversal of temporary differences	63	(33)	(596)
Changes in tax rates or tax laws	(13)	(12)	(28)
Write-down of deferred tax assets	14	43	58
Total deferred tax from continuing operations	64	(2)	(566)
Total tax charged/(credited) to income statement from continuing operations	594	482	(19)
Total tax charged/(credited) to income statement from discontinued operations	265	152	(107)
Total tax charged/(credited) to income statement	859	634	(126)
1	Restated for the adoption of revised IAS19. See note 1 for further details.

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge/(credit). The tax charge attributable to policyholders’ returns included in the charge above is £191 million (2012: £221 million; 2011: £178 million credit).

(iii) The tax charge/(credit) can be analysed as follows:

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
UK tax	76	(1)	(281)
Overseas tax	783	635	155
	859	634	(126)
1	Restated for the adoption of revised IAS19. See note 1 for further details.

(iv)     Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £3 million and £57 million (2012: £7 million and £11 million; 2011: £25 million and £108 million), respectively.

(v)     Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Long-term business technical provisions and other insurance items	(24)	(1,868)	916
Deferred acquisition costs	(90)	254	(3)
Unrealised gains on investments	145	2,312	(1,265)
Pensions and other post-retirement obligations	6	12	9
Unused losses and tax credits	112	(30)	22
Subsidiaries, associates and joint ventures	(2)	—	1
Intangibles and additional value of in-force long-term business	(6)	(12)	(10)
Provisions and other temporary differences	(77)	(670)	(236)
Deferred tax charged/(credited) to income statement from continuing operations	64	(2)	(566)
Deferred tax charged to income statement from discontinued operations	187	143	56
Total deferred tax charged/(credited) to income statement	251	141	(510)

1       Restated for the adoption of revised IAS19. See note 1 for further details.

11 – Tax continued

(b) Tax (credited)/charged to other comprehensive income

(i)   The total tax (credit)/charge comprises:

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(15)	(28)	(110)
In respect of foreign exchange movements	6	(17)	(8)
	(9)	(45)	(118)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(110)	(160)	257
In respect of fair value gains on owner-occupied properties	—	(1)	(1)
In respect of unrealised gains on investments	8	9	(3)
	(102)	(152)	253
Tax (credited)/charged to other comprehensive income arising from continuing operations	(111)	(197)	135
Tax (credited)/charged to other comprehensive income arising from discontinued operations	(169)	107	98
Total tax (credited)/charged to other comprehensive income	(280)	(90)	233

1     Restated for the adoption of revised IAS19. See note 1 for further details.

(ii)  The tax charge attributable to policyholders’ returns included above is £nil (2012: £nil; 2011: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £52 million (2012: £18 million; 2011: £16 million). This comprises

£22 million in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes and £30 million in respect of the currency translation reserve recycled to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2013 Total £m	Shareholder £m	Policyholder £m	Restated[1] 2012 Total £m	Shareholder £m	Policyholder £m	Restated[1] 2011 Total £m
Total profit/(loss) before tax	2,819	191	3,010	(2,521)	221	(2,300)	184	(178)	6

Tax calculated at standard UK corporation tax rate of 23.25% (2012: 24.5%; 2011: 26.5%)	656	44	700	(618)	54	(564)	49	(47)	2
Reconciling items
Different basis of tax – policyholders	—	147	147	—	170	170	—	(129)	(129)
Adjustment to tax charge in respect of prior years	(18)	—	(18)	(20)	—	(20)	(25)	—	(25)
Non-assessable income and items not taxed at the full statutory rate	(54)	—	(54)	(86)	—	(86)	(60)	—	(60)
Non-taxable (profit)/loss on sale of subsidiaries and associates	(154)	—	(154)	872	—	872	(135)	—	(135)
Disallowable expenses	98	—	98	418	—	418	215	—	215
Different local basis of tax on overseas profits	184	—	184	(142)	(3)	(145)	83	(2)	81
Change in future local statutory tax rates	(9)	—	(9)	(13)	—	(13)	(32)	—	(32)
Movement in deferred tax not recognised	(21)	—	(21)	(69)	—	(69)	(5)	—	(5)
Tax effect of (profit)/loss from associates and joint ventures	(10)	—	(10)	75	—	75	(41)	—	(41)
Other	(4)	—	(4)	(4)	—	(4)	3	—	3
Total tax charged/(credited) to income statement	668	191	859	413	221	634	52	(178)	(126)
1	Restated for the adoption of revised IAS19. See note 1 for further details.

The tax charge/(credit) attributable to policyholders' returns is removed from the Group’s total profit/(loss) before tax in arriving at the Group’s profit/(loss) before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group’s pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge/(credit). The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:

	2013 £m	2012 £m	2011 £m
Tax attributable to policyholder returns	191	221	(178)
UK corporation tax at a rate of 23.25% (2012: 24.5%; 2011: 26.5%) in respect of the policyholder tax deduction	(44)	(54)	47
Different local basis of tax of overseas profits	—	3	2
Different basis of tax – policyholders per tax reconciliation	147	170	(129)

The UK corporation tax rate reduced to 23% from 1 April 2013. Legislation was substantively enacted in July 2013 to reduce the main rate of UK corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. The 20% rate has been used in the calculation of the UK’s deferred tax assets and liabilities as at 31 December 2013.

12 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i)   The profit/(loss) attributable to ordinary shareholders is:

	2013	Restated[1] 2012	Restated[1] 2011
Continuing operations	Total £m	Total £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	1,281	68	682
Share of Delta Lloyd's tax expense as an associate	—	107	(34)
Profit/(loss) before tax	1,281	175	648
Tax attributable to shareholders' profit/(loss)	(403)	(261)	(159)
Profit/(loss) for the year	878	(86)	489
Amount attributable to non-controlling interests	(143)	(168)	(41)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(70)	(55)	(43)
Profit/(loss) attributable to ordinary shareholders from continuing operations	648	(326)	388
Profit/(loss) attributable to ordinary shareholders from discontinued operations	1,273	(2,848)	(151)
Profit/(loss) attributable to ordinary shareholders	1,921	(3,174)	237

1       Restated for the adoption of revised IAS19. See note 1 for further details.

(ii)   Basic earnings per share is calculated as follows:

			2013			Restated[2] 2012			Restated[2] 2011
	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI £m	Per share p
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,281	648	22.0	175	(326)	(11.2)	648	388	13.6
Profit/(loss) attributable to ordinary shareholders from discontinued operations	1,538	1,273	43.3	(2,696)	(2,848)	(97.9)	(464)	(151)	(5.3)
Profit/(loss) attributable to ordinary shareholders	2,819	1,921	65.3	(2,521)	(3,174)	(109.1)	184	237	8.3
1	DCI includes direct capital instruments and fixed rate tier 1 notes.
2	Restated for the adoption of revised IAS19. See note 1 for further details.

(iii)   The calculation of basic earnings per share uses a weighted average of 2,940 million (2012: 2,910 million; 2011: 2,845 million) ordinary shares in issues, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2013 was 2,947 million (2012: 2,946 million; 2011: 2,906 million) and 2,938 million (2012: 2,936 million; 2011 2,892 million) excluding shares owned by the employee share trusts.

(b) Diluted earnings per share

(i)   Diluted earnings per share is calculated as follows:

			2013			Restated[2] 2012			Restated[2] 2011
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	648	2,940	22.0	(326)	2,910	(11.2)	388	2,845	13.6
Dilutive effect of share awards and options	—	39	(0.2)	—	44	—	—	50	(0.2)
Diluted earnings/(loss) per share from continuing operations[1]	648	2,979	21.8	(326)	2,954	(11.2)	388	2,895	13.4
Profit/(loss) attributable to ordinary shareholders	1,273	2,940	43.3	(2,848)	2,910	(97.9)	(151)	2,845	(5.3)
Dilutive effect of share awards and options	—	39	(0.6)	—	44	—	—	50	—
Diluted earnings/(loss) per share from discontinued operations[1]	1,273	2,979	42.7	(2,848)	2,954	(97.9)	(151)	2,895	(5.3)
Diluted earnings/(loss) per share	1,921	2,979	64.5	(3,174)	2,954	(109.1)	237	2,895	8.1
1	Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for periods where the result was a loss have remained the same.
2	Restated for the adoption of revised IAS19. See note 1 for further details.

13 – Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 35.

	2013 £m	2012 £m	2011 £m
Ordinary dividends declared and charged to equity in the year
Final 2012 – 9.00 pence per share, paid on 17 May 2013	264	—	—
Final 2011 – 16.00 pence per share, paid on 17 May 2012	—	465	—
Final 2010 – 16.00 pence per share, paid on 17 May 2011	—	—	451
Interim 2013 – 5.6 pence per share, paid on 15 November 2013	165	—	—
Interim 2012 – 10.00 pence per share, paid on 16 November 2012	—	292	—
Interim 2011 – 10.00 pence per share, paid on 17 November 2011	—	—	287
	429	757	738
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	92	73	58
	538	847	813

Subsequent to 31 December 2013, the directors proposed a final dividend for 2013 of 9.4 pence per ordinary share (2012: 9.0 pence; 2011: 16.0 pence), amounting to £277 million (2012: £264 million; 2011: £465 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 16 May 2014 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2014.

Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 23.25% (2012: 24.5%; 2011: 26.5%).

14 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2013 £m	2012 £m
Gross amount
At 1 January	2,774	2,850
Acquisitions and additions	6	1
Disposals[1]	(1,034)	(13)
Foreign exchange rate movements	24	(64)
At 31 December	1,770	2,774
Accumulated impairment
At 1 January	(1,071)	(210)
Impairment losses charged to expenses	(48)	(891)
Disposals[1]	842	10
Foreign exchange rate movements	(13)	20
At 31 December	(290)	(1,071)
Carrying amount at 1 January	1,703	2,640
Carrying amount at 31 December	1,480	1,703
Less: Assets classified as held for sale	(4)	(183)
Carrying amount at 31 December	1,476	1,520
1	Disposals include the disposal of the US business in 2013. Goodwill relating to US Life was fully impaired in 2012. Following the completion of the disposal, the gross amounts are removed from the above table in 2013 with no impact on the statement of financial position.

Goodwill on acquisitions and additions arose on the acquisition of a small general insurance business in Canada and a small wealth management business in Singapore.

Goodwill impairment charges of £48 million have been recognised in income statement (see (b) below). Together with impairment charges of £29 million recognised in respect of goodwill within interests in associates (note 17), the total charge for impairment of goodwill, joint ventures and associates for the year was £77 million.

Goodwill disposed of during the year relates to the Group’s US Life business, Aseval, a Spanish long-term business, and the Russian long-term business (see note 4(b)). Goodwill classified as held for sale of £4 million relates to the Group’s Indonesian business (see note 4(c)).

14 – Goodwill continued

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 15)		Total
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
United Kingdom – general insurance and health	924	924	—	—	924	924
Ireland – general insurance and health	115	112	—	—	115	112
France – long-term business	—	—	52	51	52	51
Poland – long-term business	9	9	—	—	9	9
Italy
Long-term business	15	35	—	—	15	35
General insurance and health	30	37	—	—	30	37
Spain – long-term business	259	450	—	—	259	450
Other Europe	—	3	—	—	—	3
Aviva Investors	27	27	—	—	27	27
Canada	49	50	—	—	49	50
Asia	52	56	—	—	52	56
	1,480	1,703	52	51	1,532	1,754

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

The recoverable amounts of businesses classified as held for sale was assessed based on the fair value less costs of disposal of the business, based on the expected net disposal proceeds of the businesses.

14 – Goodwill continued

Key Assumptions

	Embedded value basis		Future new business profits growth rate		Future new business profits discount rate
	2013	2012	2013%	2012%	2013%	2012%
Italy long-term business	MCEV	MCEV	2.0	2.0	10.5	10.6
Spain long-term business	MCEV	MCEV	1.5	0.0	10.0	7.9

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

Future profits are discounted using a risk adjusted discount rate.

Key assumptions

	Extrapolated future profits growth rate		Future profits discount rate
	2013%	2012%	2013%	2012%
United Kingdom general insurance and health	1.3	1.3	7.7	8.0
Ireland general insurance and health	1.3	2.0	8.4	10.6
Italy general insurance and health	2.0	2.0 – 3.0	8.7 – 10.2	9.0 – 11.4
Aviva Investors	3.0	3.0	17.0	17.0

France – indefinite life intangible asset

The recoverable amount of the indefinite life intangible asset has been assessed based on the fair value less costs to sell of the cash-generating unit to which it relates. The fair value less costs to sell was determined based on the quoted market value of Aviva’s share of the subsidiary to which it relates.

Results of impairment testing

The goodwill associated with the Spanish long-term cash generating unit was reviewed in the first half of the year due to the continued volatility in the Spanish economy, in accordance with accounting policy O. As a result, management concluded that the goodwill was no longer fully recoverable. An impairment of £18 million was recognised in the first half of the year reducing the carrying value of this cash generating unit to its recoverable amount reflecting a reduction to management’s estimates due to prevailing economic circumstances. Subsequently, management reviewed the goodwill at 31 December 2013 and concluded that no further impairment was required as the recoverable amount exceeded the carrying amount.

Similarly, as a result testing of the Italian long-term and general insurance cash generating unit, impairments of £21 million and £9 million respectively have been recognised.

Other than the CGUs noted above, the recoverable amount exceeds the carrying value of the cash generating units including goodwill.

15 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when the Group has purchased subsidiaries.

	AVIF on insurance contracts[1,3] £m	AVIF on investment contracts[2,3] £m	Other intangible assets with finite useful lives[3] £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2012	2,464	299	1,765	117	4,645
Additions	—	—	143	—	143
Acquisition of subsidiaries	—	—	2	—	2
Disposals	(160)	(5)	(134)	—	(299)
Movement in shadow adjustment	45	—	—	—	45
Transfers from property and equipment	—	—	3	—	3
Foreign exchange rate movements	(88)	(6)	(42)	(3)	(139)
At 31 December 2012	2,261	288	1,737	114	4,400
Additions	—	—	110	—	110
Disposals[3]	(1,850)	(158)	(477)	—	(2,485)
Movement in shadow adjustment	133	—	—	—	133
Foreign exchange rate movements	18	10	8	4	40
At 31 December 2013	562	140	1,378	118	2,198
Accumulated amortisation
At 1 January 2012	(1,535)	(155)	(650)	—	(2,340)
Amortisation for the year	(226)	(20)	(107)	—	(353)
Disposals	154	5	59	—	218
Foreign exchange rate movements	60	5	16	—	81
At 31 December 2012	(1,547)	(165)	(682)	—	(2,394)
Amortisation for the year	(133)	(8)	(73)	—	(214)
Disposals[3]	1,308	102	314	—	1,724
Foreign exchange rate movements	(11)	(7)	8	—	(10)
At 31 December 2013	(383)	(78)	(433)	—	(894)
Accumulated Impairment
At 1 January 2012	(114)	—	(105)	(65)	(284)
Impairment losses charged to expenses	(34)	(39)	(152)	—	(225)
Disposals	3	—	70	—	73
Foreign exchange rate movements	1	—	2	2	5
At 31 December 2012	(144)	(39)	(185)	(63)	(431)
Impairment losses charged to expenses	—	—	(24)	—	(24)
Disposals[3]	61	15	151	—	227
Foreign exchange rate movements	(2)	—	(3)	(3)	(8)
At 31 December 2013	(85)	(24)	(61)	(66)	(236)
Carrying amount
At 1 January 2012	815	144	1,010	52	2,021
At 31 December 2012	570	84	870	51	1,575
At 31 December 2013	94	38	884	52	1,068
Less: Assets classified as held for sale	—	—	—	—	—
	94	38	884	52	1,068

1	On insurance and participating investment contracts.
2	On non-participating investment contracts.
3	Disposals include the disposal of the US business in 2013.

(a)	Intangible assets with indefinite useful lives comprise the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification. Impairment testing of these intangible assets is covered in note 14(b).
(b)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.

Acquisitions of intangible assets with finite lives relate to Canadian broker businesses.

       Disposals comprise the AVIF and intangible assets with finite useful lives of the US Life business and also include the derecognition of exhausted assets which are fully amortised or impaired with nil carrying value.

       Impairment losses on intangible assets with finite lives of £24 million arise from impairments of capitalised software in the US long-term operations, Aviva Investors and Canada general insurance operations of £10 million, £11 million and £3 million respectively. Impairment tests were conducted as described in note 14(b).

       AVIF on insurance and investment contracts is generally recoverable in more than one year. Of the total AVIF of £132 million (£94 million on insurance contracts, £38 million on investment contracts), £93 million (2012: £131 million) is expected to be recovered more than one year after the statement of financial position date.

16 – Interests in, and loans to, joint ventures

In several businesses, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount and details of joint ventures

(i) The movements in the carrying amount comprised:

				2013				Restated[2] 2012
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	132	1,341	43	1,516	147	1,465	100	1,712
Share of results before tax	—	161	—	161	—	4	—	4
Share of tax	—	(16)	—	(16)	—	(4)	—	(4)
Share of results after tax	—	145	—	145	—	—	—	—
Impairment of goodwill	—	—	—	—	(9)	—	—	(9)
Amortisation of intangibles[1]	(5)	—	—	(5)	(6)	—	—	(6)
Share of (loss)/profit after tax	(5)	145	—	140	(15)	—	—	(15)
Impact of the adoption of IFRS 10[2]	—	—	—	—	—	(77)	(49)	(126)
Additions	—	149	6	155	—	89	4	93
Reclassification to subsidiary	—	—	—	—	—	(107)	—	(107)
Reduction in Group interest	—	(37)	—	(37)	—	—	—	—
Disposals	(54)	(378)	—	(432)	—	(41)	—	(41)
Share of (losses)/gains taken to other comprehensive income	—	(37)	—	(37)	—	21	—	21
Loans repaid	—	—	(21)	(21)	—	—	(12)	(12)
Dividend received	—	(37)	—	(37)	—	(5)	—	(5)
Foreign exchange rate movements	(13)	(1)	(4)	(18)	—	(4)	—	(4)
At 31 December	60	1,145	24	1,229	132	1,341	43	1,516
Less: Amounts classified as held for sale	—	(29)	—	(29)	(54)	(72)	—	(126)
	60	1,116	24	1,200	78	1,269	43	1,390
1	Comprises amortisation of AVIF on insurance contracts of £3 million (2012: £3 million) and other intangibles of £2 million (2012: £3 million).
2	Comprises the impact of the adoption of IFRS 10 on prior year comparatives and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting Policy (D).

The impact of the adoption of IFRS 10 on the Group’s share of results has been reflected in the appropriate lines in the table above. See note 1 for further details.

Additions relate to additional investments in property management undertakings. Disposals relate to property management undertakings and the sale of the Malaysian joint ventures. Further details of the Malaysian entities sold are provided in note 4.

The reduction in Group interest in the year relates primarily to the reclassification of two Polish joint ventures to associates and the write-down of the South Korean joint venture, Woori Aviva Life Insurance Co. Ltd, to fair value less costs to sell following its classification as held for sale. See note 4 for further details.

The Group’s Taiwan joint venture, First-Aviva Life Insurance Co. Ltd, was classified as held for sale in 2010 following the decision of management to seek to dispose of the business. Management have reviewed the held for sale classification and determined that classification remains appropriate. The disposal is expected to be completed within 12 months of the balance sheet date.

(ii) The carrying amount at 31 December comprised:

				2013				Restated[1] 2012
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	893	24	917	—	996	43	1,039
Long-term business undertakings	60	252	—	312	132	339	—	471
General insurance undertakings	—	—	—	—	—	6	—	6
Total	60	1,145	24	1,229	132	1,341	43	1,516
1	Restated for the adoption of IFRS10. Refer to note 1 for further details

The property management undertakings perform property ownership and management activities, and are incorporated and operate in the UK. All such investments are held by subsidiary entities. The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

The long-term business undertakings perform life insurance activities. All investments in such undertakings are unlisted and are held by subsidiaries, except for the shares in the Chinese joint venture, Aviva-COFCO Life Insurance Co. Limited, which are held by Aviva plc. The Group’s share of net assets of that company is £177 million (2012: £141 million), which has a fair value of £177 million (2012: £141 million).

16 – Interests in, and loans to, joint ventures continued

(iii) No joint ventures are considered to be material from a Group perspective (2012: none). The Group’s principal joint ventures are as follows:

Name	Nature of activities	Principal place of business	Proportion of ownership interest
			2013	2012
The Southgate Limited Partnership	Property management	UK	50.00%	50.00%
Queensgate Limited Partnership	Property management	UK	50.00%	50.00%
Airport Property Partnership	Property management	UK	50.00%	50.00%
2-10 Mortimer Street Limited Partnership	Property management	UK	38.10%	27.30%
The Mall Limited Partnership	Property management	UK	50.52%	50.52%
Aviva-COFCO Life Insurance Co. Ltd	Life insurance	China	50.00%	50.00%
First-Aviva Life Insurance Co. Ltd	Life insurance	Taiwan	49.00%	49.00%
AvivaSA Emeklilik ve Hayat A.S	Life insurance	Turkey	49.83%	49.83%
Woori Aviva Life Insurance Co. Ltd	Life insurance	Korea	47.31%	47.31%

(iv) The aggregate carrying amount of the Group’s interests in all individually immaterial joint ventures, and related financial information representing the Group’s share, is as follows:

		Restated[1]
	2013 £m	2012 £m
Carrying amount of the Group’s interest	1,229	1,516
Post-tax profit/(loss)	140	(15)
Other comprehensive income	(37)	21
Total comprehensive income	103	6
1	Restated for the adoption of IFRS10. See note 1 for further details.

(v) The joint ventures have no significant contingent liabilities to which the Group is exposed. The Group has commitments to provide funding to property management joint ventures of £140 million (2012: £41 million).

In certain jurisdictions the ability of joint ventures to transfer funds in the form of cash dividends or to repay loans and advances made by the Group is subject to local corporate or insurance laws and regulations and solvency requirements. We do not believe that these requirements constitute a material limitation on the ability of the joint ventures to transfer funds to the Group.

b) Impairment testing

Joint ventures are tested for impairment by comparing the carrying value of the cash generating unit to which the goodwill relates to the recoverable value of that cash generating unit.

The recoverable amount of long-term business undertakings is the value in use of the joint venture. This is calculated according to the methodology for the calculation of the value in use of long-term business cash generating units for the impairment testing of goodwill, as set out in note 14(b).

The recoverable amount for joint ventures in Korea and Taiwan classified as operations held for sale (Woori Aviva Life Insurance Co. Ltd and First-Aviva Life Insurance Co., Ltd.) is the fair value less costs to sell for each entity, based on the expected net disposal proceeds. The recoverable amount of property management undertakings is the fair value less costs to sell of the joint venture, measured in accordance with the Group’s accounting policy for Investment Property (accounting policy Q).

Following impairment testing for the remaining joint ventures, the goodwill amounts within the joint ventures are fully recoverable.

17 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

Carrying amount and details of associates

(i) The movements in the carrying amount comprised:

				2013				Restated[1] 2012
	Goodwill and intangibles £m	Equity interests £m	Loans	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans	Total £m
At 1 January	—	256	9	265	115	1,003	—	1,118
Share of results before tax	—	10	—	10	—	(296)	—	(296)
Share of tax	—	(1)	—	(1)	—	(2)	—	(2)
Share of results after tax	—	9	—	9	—	(298)	—	(298)
Impairment	(29)	—	—	(29)	(147)	205	—	58
Share of (loss)/profit after tax	(29)	9	—	(20)	(147)	(93)	—	(240)
Impact of the adoption of IFRS 10[1]	—	—	—	—	—	42	9	51
Additions	29	14	—	43	32	—	—	32
Loans repaid	—	—	(4)	(4)	—	—	—	—
Reduction in Group interest	—	(8)	—	(8)	—	(601)	—	(601)
Share of losses taken to other comprehensive income	—	—	—	—	—	(7)	—	(7)
Dividends received	—	(10)	—	(10)	—	(43)	—	(43)
Foreign exchange rate movements	—	1	—	1	—	(45)	—	(45)
Movements in carrying amount	—	6	(4)	2	(115)	(747)	9	(853)
At 31 December	—	262	5	267	—	256	9	265
1	Comprises the impact of the adoption of IFRS 10 on prior year comparatives and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting Policy (D). The impact of the adoption of IFRS 10 on the Group’s share of results has been reflected in the appropriate lines in the table above. See note 1 for further details.

17 – Interests in, and loans to, associates continued

Impairment testing

Management has determined that the goodwill in Aviva Life Insurance Company India Limited is fully impaired. An impairment of £29 million (2012: £147 million) has been recognised in respect of this associate, reducing its goodwill to £nil.

The recoverable amount of property management undertakings is the fair value less costs to sell of the associate, measured in accordance with the Group’s accounting policy for Investment Property (see accounting policy Q).

Loans to associates

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

(ii) No associates are considered to be material from a Group perspective (2012: none). All investments in principal associates are held by subsidiaries. The Group’s principal associates are as follows:

Name	Nature of activities	Principal place of business	Proportion of ownership interest
			2013	2012
Aviva Life Insurance Company India Limited	Life insurance	India	26.00%	26.00%
SCPI Logipierre 1	Property Management	France	44.46%	44.46%
SCPI Selectipierre 2	Property Management	France	22.16%	22.16%
SCPI Ufifrance Immobilier	Property Management	France	20.40%	20.40%
SCPI Croissance Immo	Property Management	France	46.84%	46.84%
Encore +[1]	Property Management	UK	12.32%	12.49%
1	The Group has significant influence over Encore + and it is therefore accounted for as an associate.

(iii) The aggregate carrying amount of the Group’s interests in all individually immaterial associates, and related financial information representing the Group’s share, is as follows:

	2013 £m	Restated 2012 £m
Carrying amount of the Group’s interest	267	265
Post-tax loss	(20)	(240)
Other comprehensive income	—	(7)
Total comprehensive income	(20)	(247)
1	Restated for the adoption of IFRS10. See note 1 for further details.

(iv) The associates have no significant contingent liabilities to which the Group is exposed.

In certain jurisdictions the ability of associates to transfer funds in the form of cash dividends or to repay loans and advances made by the Group is subject to local corporate or insurance laws and regulations and solvency requirements. We do not believe that these requirements constitute a material limitation on the ability of the associates to transfer funds to the Group.

18 – Property and equipment

This note analyses our property and equipment, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner - occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2012	175	215	7	630	247	1,274
Additions	16	171	—	27	20	234
Disposals	—	(13)	(4)	(46)	(41)	(104)
Transfers to investment property (note 19)	(111)	(32)	—	—	—	(143)
Fair value losses	(6)	(3)	—	—	—	(9)
Transfer to intangible assets (note 15)	—	—	—	(3)	—	(3)
Foreign exchange rate movements	—	(1)	—	—	(7)	(8)
At 31 December 2012	74	337	3	608	219	1,241
Additions	—	12	—	9	9	30
Disposals[1]	(44)	(96)	—	(19)	(61)	(220)
Transfers (to)/from investment property (note 19)	(25)	1	—	—	—	(24)
Fair value gains/(losses)	3	(2)	—	—	—	1
Foreign exchange rate movements	—	6	—	(2)	(1)	3
At 31 December 2013	8	258	3	596	166	1,031
Depreciation and impairment
At 1 January 2012	—	—	(5)	(567)	(192)	(764)
Charge for the year	—	—	1	(28)	(19)	(46)
Disposals	—	—	2	38	20	60
Impairment charge (see below)	—	(91)	—	(5)	(10)	(106)
Foreign exchange rate movements	—	(1)	—	3	6	8
At 31 December 2012	—	(92)	(2)	(559)	(195)	(848)
Charge for the year	—	—	—	(22)	(12)	(34)
Disposals[1]	—	91	—	12	59	162
Foreign exchange rate movements	—	—	—	—	2	2
At 31 December 2013	—	(1)	(2)	(569)	(146)	(718)

Carrying amount
At 31 December 2012	74	245	1	49	24	393
At 31 December 2013	8	257	1	27	20	313
Less: Assets classified as held for sale	—	—	—	—	—	—
	8	257	1	27	20	313

1     Disposals include property and equipment sold as part of the disposal of the US Life business in 2013.

Fair value losses on owner-occupied properties of £2 million (2012: £3 million losses) have been taken to other comprehensive income.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment is in accordance with UK Valuations Standards (“Red book”), and is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, on the basis of the highest and best use of asset that is physically possible, legally permissible and financially feasible. The valuation assessment is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

Similar considerations apply to properties under construction, where an estimate is made of valuation when complete, adjusted for anticipated costs to completion, profit and risk, reflecting market conditions at the valuation date.

In 2012, the £106 million impairment loss charged to the income statement mainly related to Aviva USA’s property and equipment, the carrying value of which was reduced to nil.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £255 million (2012: £275 million).

The Group has no material finance leases for property and equipment.

19 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

			2013			Restated[1] 2012
	Freehold £m	Leasehold £m	Total £m	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January	8,552	1,405	9,957	9,848	1,790	11,638
Impact of the adoption of IFRS 10[1]	—	—	—	(543)	(350)	(893)
Additions	332	10	342	536	194	730
Capitalised expenditure on existing properties	26	2	28	103	8	111
Fair value gains/(losses)[1]	111	73	184	(396)	(79)	(475)
Disposals[2]	(888)	(248)	(1,136)	(940)	(207)	(1,147)
Transfers from property and equipment (note 18)	24	—	24	89	54	143
Foreign exchange rate movements	50	2	52	(145)	(5)	(150)
At 31 December	8,207	1,244	9,451	8,552	1,405	9,957
Less: Assets classified as held for sale	—	—	—	(18)	—	(18)
	8,207	1,244	9,451	8,534	1,405	9,939
1	Comprises the impact of adoption of IFRS 10 and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting policy D see note 1 for further details.
2	Disposals include investment property sold as part of the disposal of the US Life business in 2013.

The majority of investment property in the UK is valued at least annually by external chartered surveyors in accordance with the guidance issued by The Royal Institution of Chartered Surveyors or using internal valuations and estimates during the intervening period. For other investment property, valuations are produced by local qualified staff of the Group or external qualified professional valuers in the countries concerned. In the event of a material change in market conditions between the valuation date and balance sheet date, adjustments are made to reflect any material changes in fair value. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties where available.

The fair value of investment properties leased to third parties under operating leases at 31 December 2013 was £9,447 million (2012: £10,822 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 51(b)(i).

20 – Fair value methodology

This note explains the methodology for valuing our assets and liabilities measured at fair value, and for fair value disclosures. It also provides an analysis of these according to a ‘fair value hierarchy’, determined by the market observability of valuation inputs.

(a) Basis for determining fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the ‘fair value hierarchy’ described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1

Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date.

Level 2

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:

■	Quoted prices for similar assets and liabilities in active markets.
■	Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.
■	Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads).
■	Market-corroborated inputs.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:

■	Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2.
■	In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3.

Level 3

Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are investment properties, certain private equity investments and private placements.

20 – Fair value methodology continued

The majority of the Group’s assets and liabilities measured at fair value are based on quoted market information or observable market data. 16.6% of assets and 0.9% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Changes to valuation techniques:

There were no changes in the valuation techniques during the year compared to those described in the 2012 annual consolidated financial statements, other than those noted below.

(c) Comparison of the carrying amount and fair values of financial instruments

Set out below is a comparison of the carrying amounts and fair values of financial instruments, excluding assets classified as held for sale. These amounts may differ where the asset or liability is carried on a measurement basis other than fair value, e.g. amortised cost.

		2013		Restated[1] 2012
	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m
Financial Assets
Loans (note 21)	23,811	23,879	24,311	24,537
Financial Investments (note 24)
Fixed maturity securities	124,385	124,385	128,160	128,160
Equity securities	37,326	37,326	33,065	33,065
Other investments (including derivatives)	31,250	31,250	27,518	27,518

Financial liabilities
Non-participating investment contracts (note 39(a))	48,140	48,140	43,741	43,741
Net asset value attributable to unitholders	10,362	10,362	9,983	9,983
Borrowings (note 47)	8,222	7,819	8,324	8,179
Derivative liabilities (note 48)	1,188	1,188	1,643	1,643
1	Restated for the impact of the adoption of IFRS 10. Refer to note 1 for further details.

Fair value of the following assets and liabilities approximate to their carrying amounts:

■	Receivables
■	Cash and cash equivalents
■	Payables and other financial liabilities
■	The equivalent assets to those above, which are classified as held for sale

d) Fair value hierarchy analysis

An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below:

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property (note 19)	—	—	9,451	9,451	—	9,451
Loans (note 21)	—	3,115	15,362	18,477	5,402	23,879
Financial investments measured at fair value (note 24)
Fixed maturity securities	74,904	40,602	8,879	124,385	—	124,385
Equity securities	36,783	102	441	37,326	—	37,326
Other investments (including derivatives)	24,077	4,283	2,890	31,250	—	31,250
Financial assets of operations classified as held for sale	2,245	282	148	2,675	—	2,675
Total	138,009	48,384	37,171	223,564	5,402	228,966
Financial liabilities measured at fair value
Non-participating investment contracts[1] (note 39(a))	47,889	251	—	48,140	—	48,140
Net asset value attributable to unit holders	10,183	179	—	10,362	—	10,362
Borrowings (note 47)	—	831	482	1,313	6,506	7,819
Derivative liabilities (note 48)	218	907	63	1,188	—	1,188
Financial liabilities of operations classified as held for sale	—	—	—	—	29	29
Total	58,290	2,168	545	61,003	6,535	67,538
1	In addition to the balances in this table, included within Reinsurance Assets in the Statement of Financial Position and note 41 are £2,048 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as level 1 assets.

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurements[1]
Properties occupied by group companies (note 18)	—	—	257	257
Properties occupied by group companies classified as held for sale	—	—	—	—
Total	—	—	257	257
1	Non-recurring fair value measurements are those that are required or permitted by other IFRS to be measured at fair value in the statement of financial position in particular circumstances. Owner occupied property is revalued in accordance with IAS 16.

20 – Fair value methodology continued

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers in line with the Group’s policy. The fair values stated in the table above are as at 31 December 2013. Further details on the valuation of these properties can be found in note 18.

	Fair value hierarchy			Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position Total £m
2012 (Restated)[1,2]	Level 1 £m	Level 2 £m	Level 3 £m
Financial investments and loans measured at fair value (notes 21 & 24)
Loans	—	18,973	—	18,973	8,961	(3,397)	24,537
Fixed maturity securities	108,107	43,588	10,082	161,777	—	(33,617)	128,160
Equity securities	33,610	230	473	34,313	—	(1,248)	33,065
Other investments (including derivatives)	20,533	5,650	2,885	29,068	—	(1,550)	27,518
Total	162,250	68,441	13,440	244,131	8,961	(39,812)	213,280
Financial Liabilities
Non-participating investment contracts (note 39 (a))[3]	45,032	825	442	46,299	1,400	(3,958)	43,741
Borrowings (note 47)	—	1,332	—	1,332	6,992	(145)	8,179
Derivative liabilities (note 48)	122	1,570	59	1,751	—	(108)	1,643
Total	45,154	3,727	501	49,382	8,392	(4,211)	53,563
1	Restated for the impact of the adoption of IFRS 10. Refer to note 1 for further details.
2	This table was prepared in accordance with IFRS 7.
3	In addition to the balances in this table, included within Reinsurance Assets in the Statement of Financial Position and note 41 are £1,581 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as level 1 assets.

Assets and liabilities for which fair value is disclosed

The table below shows the fair value and fair value hierarchy for those assets and liabilities not carried at fair value but for which fair value is disclosed in the notes. These exclude any assets or liabilities held for sale.

	Fair value hierarchy			Total fair value £m
2013	Level 1 £m	Level 2 £m	Level 3 £m
Assets and liabilities not carried at fair value
Loans	—	1,021	4,313	5,334
Borrowings	5,499	383	1,027	6,909

Investments classified as Level 2

Please see note 20(a) for a description of typical Level 2 inputs.

Fixed income assets, in line with market practice, are generally valued using an independent pricing service. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis. Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied. When prices are not available from pricing services, quotes are sourced from brokers.

Other level 2 investments, including Unit Trusts, are valued using net assets values which are deemed to be observable market inputs.

e) Transfers between levels of the fair value hierarchy

For recurring fair value measurements, the Group determines whether transfers have occurred between the levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the year.

Level 1 to 2

For the year to 31 December 2013, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £29.4 billion (2012: £1.3 billion). The transfers from Level 1 to Level 2 arose primarily in the UK and Ireland (£26.9 billion) as a result of the enhanced understanding of pricing vendor methodologies for the fair value hierarchy level classification of certain debt securities. Other transfers from level 1 to 2 arose mainly from changes in the level of market activity for specific assets in Asia (£1.2 billion) and Europe (£1.3 billion).

Level 2 to 1

Transfers from Level 2 to Level 1 of £1.1 billion (2012: £0.3 billion) arose in France (£0.5 billion), Ireland (£0.4 billion), and Spain (£0.2 billion) and were due to improvements in pricing sourcing or increasing liquidity of underlying investments.

20 – Fair value methodology continued

Transfer to/from Level 3

Transfers out of Level 3 mainly relate to improvements in the market liquidity of certain debt securities held by our business in France (£1.9 billion), which were transferred to Level 2, as observable prices became available.

The transfers into Level 3 (shown below) primarily relate to UK mortgage loans (£14.6 billion) and investment property (£9.5 billion) as follows:

■	£9.9 billion of UK commercial mortgage loans. Following a reassessment of inputs management has deemed the illiquidity premium used to value these mortgage loans to be a significant, unobservable input.
■	£2.6 billion of UK equity release mortgage loans. During 2013, the discounted cash flow model used to value certain equity release mortgage loans has been revised, incorporating a greater number of inputs relevant to calculating a fair value of these mortgages. Within this model, credit risk assumptions are derived from market data with adjustments applied to ensure they are relevant to the mortgage portfolio, but these are not fully market observable. As a result, these assets have been classified as Level 3 and transferred from Level 2.
■	£2.1 billion of UK securitised mortgage loans and certain non-securitised equity release mortgage loans. Market transactions used in the valuation of these loans are infrequent and, as a result, prices are no longer classified as market observable. In the absence of any additional market transactions the mortgage loans have been reclassified from Level 2 to Level 3.
■	£9.5 billion investment property. Following the adoption of IFRS 13, investment property is now included within the fair value hierarchy. Due to the irregularity of similar transactions, management has concluded that significant inputs into the valuation methodology are non-market observable, and classified investment property within Level 3. We have also transferred £0.5 billion of property funds into Level 3 to reflect the valuation of underlying property assets.

Also included within transfers into Level 3 loans are £0.8 billion of non-recourse loans held by the UK business that were reclassified from Level 2 to Level 3. This was due to the enhancement of the valuation model to include an illiquidity premium which is deemed to be an unobservable input.

For the year to 31 December 2013, transfers of financial liabilities between fair value hierarchies included the reclassification of £0.5 billion (2012: £nil) of securitised mortgage loan notes from Level 2 to Level 3 in line with the reclassification of the related securitised mortgage loans referred to above.

f) Further information on Level 3 assets and liabilities:

The table below shows movement in the Level 3 assets and liabilities measured at fair value:

	Assets						Liabilities
2013	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Non-participating investment contracts £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2013	—	—	9,962	473	2,489	516	(443)	(58)	—
Total net (losses)/gains recognised in the income statement	—	—	(36)	(39)	179	4	—	(13)	—
Total net gains recognised in other comprehensive income	—	—	—	—	1	19	—	—	—
Purchases	—	—	1,983	11	832	187	—	(50)	—
Issuances	—	—	—	—	—	—	(11)	—	—
Disposals[1]	—	—	(1,527)	(11)	(897)	(737)	270	58	—
Transfers into Level 3	9,482	15,362	301	—	545	—	—	—	(482)
Transfers out of Level 3	—	—	(2,089)	—	(119)	—	184	—	—
Reclassification to held for sale	—	—	—	(3)	(159)	162	—	—	—
Foreign exchange movements	(31)	—	285	10	19	(3)	—	—	—
Balance at 31 December 2013	9,451	15,362	8,879	441	2,890	148	—	(63)	(482)

1       Disposals include the disposal of the US business in 2013 (£609 million assets and £270 million liabilities).

2012 (Restated)[1,2]	Debt securities	Equity securities £m	Other investments (including derivatives) £m	Financial Investments Total £m	Financial liabilities Total £m
Opening balance at 1 January 2012	7,940	483	2,945	11,368	(292)
Total net gains recognised in the income statement	934	7	18	959	4
Total net gains recognised in other comprehensive income	113	—	17	130	—
Purchases	1,826	27	646	2,499	(18)
Issuances	—	—	1	1	(23)
Disposals	(767)	(29)	(755)	(1,551)	—
Transfers into Level 3	443	2	56	501	(184)
Transfers out of Level 3	(149)	(3)	(12)	(164)	—
Impact of IFRS10 restatement	—	—	6	6	—
Foreign exchange rate movements	(258)	(14)	(37)	(309)	12
Balance at 31 December 2012	10,082	473	2,885	13,440	(501)
Less: Amounts classified as held for sale	(120)	—	(396)	(516)	—
	9,962	473	2,489	12,924	(501)

1       Restated for the impact of the adoption of IFRS 10. Refer to note 1 for further details.

2       This table was prepared in accordance with IFRS 7.

20 – Fair value methodology continued

Total net gains recognised in the income statement in the year ended 31 December 2013 in respect of Level 3 assets measured at fair value amounted to £108 million (2012: £959 million), with net losses in respect of liabilities of £13 million (2012: gains £4 million). Included in this balance are £73 million (2012: £1,030 million) of net gains attributable to those assets and £13 million (2012:£3 million) of losses attributable to those liabilities still held at the end of the year.

The principal investments classified as Level 3, and the valuation techniques applied to them, are:

■	Commercial mortgage loans held by our UK Life business amounting to £9.9 billion, valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumption for the liquidity premium. The mortgage loans have been classified as Level 3 as the liquidity premium is not deemed to be market observable.
■	Equity release and UK securitised mortgage loans held by our UK Life business amounting to £4.7 billion, valued using Discounted Cash Flow models (DCF). Cash flows are adjusted for credit risk and discounted using a yield curve and global assumptions for the liquidity premium. The mortgage loans have been classified as Level 3 as assumptions used to derive the credit risk and property risk are not deemed to be market observable.
■	Investment property amounting to £9.5 billion. In the UK, the majority of investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. For other investment property, valuations are produced by local qualified staff of the Group or external qualified professional valuers in the countries concerned. Fair values are determined using an income method, by which own lease agreement cash-flows are adjusted for anticipated uplifts, and discounted by rates implied by recent market transactions for similar properties where available. These inputs are deemed unobservable.
■	Structured bond-type and non-standard debt products held by our business in France amounting to £7.1 billion (2012: £8.6 billion), for which there is no active market. These bonds are valued either using counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2013, the values reported in respect of these products were the lower of counterparty and broker quotes and internally modelled valuations.
■	Private equity investment funds amounting to £1.1 billion (2012: £1.3 billion), together with external hedge funds held principally by businesses in the UK and France amounting to £1.1 billion (2012: £1.3 billion), and property funds amounting to £0.5 billion are valued based on external reports received from the fund manager. Where these valuations are at a date other than balance sheet date, as in the case of some private equity funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager’s carried interest.
■	Level 3 investments including a collateralised loan obligation of £0.4 billion (2012: £nil) and UK non-recourse loans of £0.8 billion (2012: £nil) have been valued using internally developed discounted cash flow models.
■	Investments including debt securities held by our French business of £0.7 billion (2012: £nil) and notes issued by loan partnerships held by our UK Life business amounting to £0.3 billion (2012: £1.0 billion), have been valued using third party or counterparty valuations.
■	Other Level 3 investments amount to £1.1 billion (2012: £0.9 billion) and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.
■	Level 3 liabilities include £0.5 billion (2012: £nil) of securitised mortgage loan notes which are valued using a similar technique to the related Level 3 securitised mortgage assets.

Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. Where possible of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

■	For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.
■	For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security’s contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £35.7 billion of the Group’s Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by ± £1.8 billion. Of the £1.5 billion Level 3 investments for which sensitivity analysis is not provided, £0.6 billion relates to investments held in unit-linked and participating funds in France where investment risk is predominantly borne by policyholders and therefore shareholder profit before tax is insensitive to reasonable change in fair value of these investments. The remaining £0.9 billion of Level 3 investments are held predominantly to back non-linked shareholder business and it is estimated that a 10% change in valuation of these investments would increase or reduce shareholder profit before tax by £90 million.

21 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2013 and 2012 were as follows:

			2013			2012
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	1	888	889	2	1,309	1,311
Loans to banks	757	4,087	4,844	—	4,250	4,250
UK securitised mortgage loans (see note 22)	2,169	—	2,169	2,218	—	2,218
Non-securitised mortgage loans	15,550	192	15,742	16,753	3,211	19,964
Loans to brokers and other intermediaries	—	78	78	—	89	89
Other loans	—	157	157	—	102	102
Total	18,477	5,402	23,879	18,973	8,961	27,934
Less: Amounts classified as sale	—	—	—	(56)	(3,341)	(3,397)
	18,477	5,402	23,879	18,917	5,620	24,537

Loans to banks include cash collateral received under stock lending arrangements (see note 24(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 48).

Of the above loans, £21,850 million (2012: £19,179 million) are due to be recovered in more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 20.

The change in fair value of these loans during the year, attributable to a change in credit risk, was £43 million loss (2012: £491 million loss). The cumulative change attributable to changes in credit risk to 31 December 2013 was £2,709 million loss (2012: £2,665 million loss).

Non-securitised mortgage loans include £4.1 billion (2012: £4.1 billion) relating to UK primary healthcare and PFI businesses which are secured against General Practitioner premises, other primary health-related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Loans at amortised cost

The fair value of these loans at 31 December 2013 was £5,334 million (2012: £8,735 million).

(b) Analysis of loans carried at amortised cost

			2013			2012
	Amortised Cost £m	Impairment £m	Carrying Value £m	Amortised Cost £m	Impairment £m	Carrying Value £m
Policy loans	888	—	888	1,309	—	1,309
Loans to banks	4,087	—	4,087	4,250	—	4,250
Non-securitised mortgage loans	343	(151)	192	3,335	(124)	3,211
Loans to brokers and other intermediaries	78	—	78	89	—	89
Other Loans	157	—	157	106	(4)	102
Total	5,553	(151)	5,402	9,089	(128)	8,961

21 – Loans continued

The movements in the impairment provisions on these loans for the years ended 31 December 2012 and 2013 were as follows:

	2013 £m	2012 £m
At 1 January	(128)	(94)
Increase during the year	(30)	(45)
Write back following sale or reimbursement	3	2
Write back following recovery in value	4	9
Foreign exchange rate movements	—	—
At 31 December	(151)	(128)

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

The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £5,513 million (2012: £4,560 million). No collateral was actually sold or repledged in the absence of default during the year (2012: £nil).

22 – Securitised mortgages and related assets

The Group, in its UK Life business has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings. This note gives details of the relevant transactions.

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

All the shares in the ERF companies are held by independent companies, whose shares are held on trust. Although AER does not own, directly or indirectly, any of the share capital of the ERF companies or their parent companies, it has control of the securitisation companies, and they have therefore been treated as subsidiaries in the consolidated financial statements. AER has no right to repurchase the benefit of any of the securitised mortgage loans, other than in certain circumstances where AER is in breach of warranty or loans are substituted in order to effect a further advance.

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

(b) Carrying values

The following table summarises the securitisation arrangements:

		2013		2012
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
Secured mortgage loans at fair value (note 21)	2,169	(1,493)	2,218	(1,515)
Other securitisation assets/(liabilities)	301	(977)	351	(1,054)
	2,470	(2,470)	2,569	(2,569)

Loan notes held by third parties are as follows:

	2013 £m	2012 £m
Total loan notes issued, as above	1,493	1,515
Less: Loan notes held by Group companies	(180)	(183)
Loan notes held by third parties (note 47 (c)(i))	1,313	1,332

23 – Interests in structured entities

A structured entity is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, or when the relevant activities are directed by means of contractual arrangements. The Group has interests in both consolidated and unconsolidated structured entities as described below.

The Group holds redeemable shares or units in investment vehicles, which consist of:

■	Debt securities which comprise securitisation vehicles that Aviva does not originate. These securities consist of: Residential

Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Asset Backed Securities (ABS), Asset Backed Commercial Papers (ABCP) and Wrapped credits securities. The Group also has extremely limited exposure to Collateralised Debt Obligation (CDO) and Collateralised Loan Obligation (CLO) securities.

■	Investment funds which include: hedge funds, liquidity funds, private equity funds, unit trusts, mutual funds and Private Finance Initiative (PFIs).
■	Specialised investment vehicles which comprise Open Ended Investment Companies (OEICs), Property Limited Partnerships (PLPs), Specialised Open Investment Funds (SOIFs), Sociétés d'Investissement à Capital Variable (SICAVs), Fonds Communs de Placement (FCPs) and Special Purpose Vehicles (SPVs).

The Group’s holdings in investment vehicles are subject to the terms and conditions of the respective investment vehicle’s offering documentation and are susceptible to market price risk arising from uncertainties about future values of those investment vehicles. The investment manager makes investment decisions after extensive due diligence of the underlying investment vehicle including consideration of its strategy and the overall quality of the underlying investment vehicle’s manager.

All of the investment vehicles in the investment portfolio are managed by portfolio managers who are compensated by the respective investment vehicles for their services. Such compensation generally consists of an asset-based fee and a performance- based incentive fee, and is reflected in the valuation of the investment vehicles.

(a) Interests in consolidated structured entities

The Group has determined that where it has control over investment vehicles, these investments are consolidated structured entities. As at 31 December 2013 the Group has granted loans to consolidated PLPs for a total of £371 million (2012: £351 million). The purpose of these loans is to assist the consolidated PLPs to purchase or construct properties within the funds business activity. The Group has also provided support, without having a contractual obligation to do so, to certain PLPs via letters of support amounting to £39 million (2012: £34 million) in relation to loans to consolidated PLPs.

The Group has also given support to the consolidated structured entity Aviva Equity Release UK Limited (AER).

As reported in note 22, at the inception of the securitisation vehicle, the UK subsidiary, Aviva Equity Release UK Limited (AER), has granted subordinated loan facilities to some of the ERF companies. AER receives various fees in return for the services provided to the entities. For the administration of the loan note liabilities Aviva receives cash management fees based on the outstanding loan balance at the start of each quarter. As compensation for managing the mortgage assets, AER receives portfolio administration fees.

As at the reporting date, the Group has no intentions to provide financial or other support in relation to any other investment vehicles.

23 – Interests in structured entities continued

(b) Interests in unconsolidated structured entities

As part of its investment activities, the Group invests in unconsolidated structured entities. As at 31 December 2013, the Group’s total interest in unconsolidated structured entities was £26,474 million on the Group’s statement of financial position, which are classified as financial investments held at fair value through profit or loss.

The Group does not sponsor any of the unconsolidated structured entities.

As at 31 December 2013, a summary of the Group’s interest in unconsolidated structured entities is as follows:

	Interest in, and loans to, joint ventures £m	Interest in, and loans to associates £m	Financial investments £m	Total assets £m
Debt securities[1]	—	—	2,122	2,122
Analysed as:
RMBS	—	—	152	152
CMBS	—	—	336	336
ABS	—	—	682	682
CDO (including CLO)	—	—	444	444
ABCP	—	—	34	34
Wrapped credit	—	—	474	474
Investment funds[2]	—	—	13,283	13,283
Analysed as:
Hedge funds	—	—	1,034	1,034
Liquidity funds	—	—	54	54
Private equity funds	—	—	981	981
Unit trusts	—	—	11,214	11,214
Specialised investment vehicles[2]	917	84	10,068	11,069
Analysed as:
OEICs	—	—	1,683	1,683
PLPs	917	84	986	1,987
SICAVs	—	—	3,966	3,966
FCPs	—	—	3,312	3,312
SPVs	—	—	121	121
Total	917	84	25,473	26,474
1	Reported within ‘Other’ debt securities in Note 24a).
2	Reported within ‘Other investments’ in Note 24a).

The Group’s maximum exposure to loss to the interests presented above is the carrying amount of the Group’s investments.

The majority of debt securities above are investment grade securities held by the UK business. Based on the different structures of the securities, in some cases the Group may be required to absorb losses from an unconsolidated structured entity before other parties. Those cases occur when and if Aviva’s interest is more subordinated with respect to other owners of the same security.

With regard to unconsolidated PLPs, the Group has provided a guarantee to a property management company to fund its future development. The amount provided is £66 million and the intention is for the Group to provide an additional £10 million. As at 31 December 2013, the Group has granted loans to PLPs classified as joint ventures and associates for a total of £29 million. This amount has been provided for the purpose of short term liquidity funding. For commitments to property management joint ventures, please refer to Note 16.
In relation to risk management, disclosures on debt securities and investment vehicles are given in note 55b) iii).

The Group has not provided any other financial or other support in addition to that described above as at the reporting date, and there are no intentions to provide support in relation to any other unconsolidated structured entities in the foreseeable future.

In relation to other guarantees and commitments that the Group usually provides in the course of its business, please refer to Note 50 (f) ‘Contingent liabilities and other risk factors’.

(c) Other interests in unconsolidated structured entities

The Group receives management fees and other fees in respect of its asset management businesses. The Group does not sponsor any of the funds or investment vehicles from which it receives fees. Management fees received for investments that the Group manages but does not have a holding in also represent an interest in unconsolidated structured entities. As these investments are not held by the Group, the investment risk is borne by the external investors and therefore the Group’s maximum exposure to loss relates to future management fees. The table below shows the assets under management of entities that the Group manages but does not have a holding in and the fees earned from those entities.

31 December 2013	Assets Under Management £m	Investment Management Fees £m
Investment funds[1]	23,730	94
Specialised investment vehicles:	1,496	9
Analysed as:
OEICs	200	3
PLPs	1,196	5
SICAVS	2	—
FCP	98	1
Total	25,226	103
1	Investment funds relate to the Group’s US external mutual funds management business and the Spanish and Polish pension funds.

24 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

				2013				Restated[1] 2012
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	17,297	—	17,297	—	18,300	—	18,300
UK local authorities	—	133	—	133	—	18	—	18
Non-UK government (note 24e)	—	43,113	781	43,894	—	44,202	2,258	46,460
Corporate bonds
Public utilities	—	7,988	25	8,013	—	6,266	2,881	9,147
Other corporate	—	48,820	255	49,075	—	55,056	21,449	76,505
Convertibles and bonds with warrants attached	—	310	79	389	—	465	6	471
Other	—	7,070	—	7,070	—	5,525	3,301	8,826
	—	124,731	1,140	125,871	—	129,832	29,895	159,727
Certificates of deposit	—	934	—	934	—	2,047	3	2,050
	—	125,665	1,140	126,805	—	131,879	29,898	161,777
Equity securities
Ordinary shares
Public utilities	—	3,716	—	3,716	—	3,697	—	3,697
Banks, trusts and insurance companies	—	7,968	39	8,007	—	7,574	62	7,636
Industrial miscellaneous and all other	—	25,258	2	25,260	—	22,542	1	22,543
	—	36,942	41	36,983	—	33,813	63	33,876
Non-redeemable preference shares	—	397	—	397	—	437	—	437
	—	37,339	41	37,380	—	34,250	63	34,313
Other investments
Unit trusts and other investment vehicles	—	28,599	7	28,606	—	25,142	441	25,583
Derivative financial instruments (note 56)	1,058	—	—	1,058	1,590	—	—	1,590
Deposits with credit institutions	—	598	3	601	—	739	—	739
Non-controlling interest in property management undertakings	—	796	—	796	—	726	—	726
Other investments – long-term	—	386	3	389	—	370	54	424
Other investments – short-term	—	1	—	1	—	6	—	6
	1,058	30,380	13	31,451	1,590	26,983	495	29,068
Total financial investments	1,058	193,384	1,194	195,636	1,590	193,112	30,456	225,158
Less assets classified as held for sale
Fixed maturity securities	—	(2,413)	(7)	(2,420)	—	(4,236)	(29,381)	(33,617)
Equity securities	—	(54)	—	(54)	—	(1,187)	(61)	(1,248)
Other investments	—	(201)	—	(201)	—	(1,072)	(478)	(1,550)
	—	(2,668)	(7)	(2,675)	—	(6,495)	(29,920)	(36,415)
	1,058	190,716	1,187	192,961	1,590	186,617	536	188,743
1	Restated for the adoption of IFRS10. See note 1 for further details.

Of the above total, £114,391 million (2012: £129,448 million) is due to be recovered in more than one year after the statement of financial position date.

Other debt securities of £7,070 million (2012: £8,826 million) primarily include residential and commercial mortgage-backed securities, as well as other structured credit securities.

24 – Financial investments continued

(b) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

				2013				Restated[1] 2012
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m	Cost amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	120,316	8,164	(1,675)	126,805	148,540	15,316	(2,079)	161,777
Equity securities	31,164	7,775	(1,559)	37,380	31,833	4,753	(2,273)	34,313
Other investments
Unit trusts and specialised investment vehicles	26,880	1,881	(155)	28,606	24,296	1,315	(28)	25,583
Derivative financial instruments	793	683	(418)	1,058	1,201	518	(129)	1,590
Deposits with credit institutions	601	—	—	601	739	—	—	739
Non-controlling interests in property management undertakings	774	130	(108)	796	741	123	(138)	726
Other long-term investments	405	12	(28)	389	434	20	(30)	424
Other investments – short-term	1	—	—	1	6	—	—	6
	180,934	18,645	(3,943)	195,636	207,790	22,045	(4,677)	225,158
These are further analysed as follows:
At fair value through profit or loss	179,683	18,592	(3,833)	194,442	180,739	18,463	(4,500)	194,702
Available for sale	1,251	53	(110)	1,194	27,051	3,582	(177)	30,456
	180,934	18,645	(3,943)	195,636	207,790	22,045	(4,677)	225,158
1	Restated for the adoption of IFRS10. See note 1 for further details.

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Gains and losses on financial investments from continuing operations classified as at fair value through profit or loss recognised in the income statement in the year were a net gain of £1,524 million (2012: £12,381 million net gain). Of this, £135 million net gain (2012: £19 million net loss) related to financial investments designated as trading and £1,389 million net gain (2012: £12,400 million net gain) related to investments designated as other than trading.

Total impairments of financial investments classified as available for sale (AFS) in the income statement in the year were £13 million (2012: £14 million). The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £13 million (2012: £97 million). Movements in this AFS provision are shown in section (c) below.

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2012 and 2013 were as follows:

				2013				2012
	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m
At 1 January	(84)	(4)	(9)	(97)	(126)	(5)	(7)	(138)
Charge for the year taken to the income statement	(12)	—	(1)	(13)	(12)	—	(2)	(14)
Write back following sale or reimbursement	101	—	—	101	49	—	—	49
Write back following recovery in value	—	—	—	—	—	1	—	1
Foreign exchange rate movements	(5)	(1)	2	(4)	5	—	—	5
At 31 December	—	(5)	(8)	(13)	(84)	(4)	(9)	(97)

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

24 – Financial investments continued

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

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amount of financial assets received in this manner at 31 December 2013 was £16,914 million (2012: £16,943 million). The value of collateral that was actually sold in the absence of default was £nil (2012: £nil).

Cash collateral received

In addition to the above, the Group has received cash collateral under stock lending arrangements that has been recognised in the statement of financial position with a corresponding obligation for its return. The latter balance is included in note 48.

(ii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2013 £1,201 million (2012: £1,208 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

(e) Non UK Government Debt Securities (gross of non-controlling interests)

The following is a summary of non UK government debt by issuer as at 31 December 2013 analysed by policyholder, participating and shareholder funds.

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2013 £m	Restated[1] 2012 £m	2013 £m	Restated[1] 2012 £m	2013 £m	2012 £m	2013 £m	Restated[1] 2012 £m
Austria	9	14	636	634	133	123	778	771
Belgium	29	45	1,475	1,342	154	172	1,658	1,559
France	108	189	9,714	9,073	1,909	1,944	11,731	11,206
Germany	146	217	1,922	2,390	763	957	2,831	3,564
Greece	—	—	1	—	—	—	1	—
Ireland	21	35	364	363	28	26	413	424
Italy	255	263	8,458	8,518	628	617	9,341	9,398
Netherlands	43	65	1,222	1,194	399	228	1,664	1,487
Poland	649	673	885	1,015	490	445	2,024	2,133
Portugal	—	—	187	257	—	—	187	257
Spain	101	36	1,355	1,317	930	854	2,386	2,207
European Supranational debt	89	136	2,612	2,928	1,583	1,470	4,284	4,534
Other European countries	91	238	587	646	359	421	1,037	1,305
Europe	1,541	1,911	29,418	29,677	7,376	7,257	38,335	38,845

Canada	7	18	171	195	2,198	2,517	2,376	2,730
United States	112	131	32	40	280	1,665	424	1,836
North America	119	149	203	235	2,478	4,182	2,800	4,566

Singapore	8	7	450	453	288	276	746	736
Sri Lanka	1	1	7	3	—	—	8	4
Other	329	625	1,616	1,291	60	393	2,005	2,309
Asia Pacific and other	338	633	2,073	1,747	348	669	2,759	3,049
Total	1,998	2,693	31,694	31,659	10,202	12,108	43,894	46,460
Less: assets of operations classified as held for sale	13	197	1,649	556	201	2,274	1,863	3,027
Total (excluding assets held for sale)	1,985	2,496	30,045	31,103	10,001	9,834	42,031	43,433
1	Restated for the adoption of IFRS10. See note 1 for further details.

At 31 December 2013, the Group’s total non-UK government debt securities stood at £43.9 billion (2012: £46.5 billion), a decrease of £2.6 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Our direct shareholder asset exposure to non-UK government debt securities amounts to £10.2 billion (2012: £12.1 billion). The primary exposures, relative to total shareholder non-UK government debt exposure, are to Canadian (22%), French (19%), Spanish (9%), German (7%) and Italian (6%) government debt securities.

The participating funds exposure to non-UK government debt amounts to £31.7 billion (2012: £31.7 billion). The primary exposures, relative to total non-UK government debt exposures included within our participating funds, are to the government debt securities of France (31%), Italy (27%), Germany (6%), Belgium (5%), Spain (4%) and Netherlands (4%).

24 – Financial investments continued

(f) Exposure to worldwide banks – debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	—	—	—	0.2	—	0.2
France	0.2	—	0.2	3.4	0.9	4.3
Germany	—	—	—	0.5	0.5	1.0
Italy	0.1	0.1	0.2	0.3	0.1	0.4
Netherlands	0.2	0.2	0.4	1.8	0.1	1.9
Spain	0.8	0.1	0.9	0.9	0.1	1.0
United Kingdom	0.6	0.3	0.9	0.7	0.9	1.6
United States	0.5	0.1	0.6	1.0	0.1	1.1
Other	0.4	0.3	0.7	1.7	0.5	2.2
Total	2.8	1.1	3.9	10.5	3.2	13.7
Less: assets of operations classified as held for sale	—	—	—	—	—	—
Total (excluding assets held for sale)	2.8	1.1	3.9	10.5	3.2	13.7
2012 Total	4.2	2.3	6.5	11.7	3.9	15.6

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.9 billion. The reduction from 2012 is principally driven by the disposal of our US business during 2013. The majority of our holding (72%) is in senior debt. The primary exposures are to Spain (23%), UK (23%) and US (15%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.3 billion. Our holdings include strategic holdings in Italian banks of £132 million.

Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £13.7 billion. The majority of the exposure (77%) is in senior debt. Participating funds are the most exposed to French (31%), Dutch (14%) and UK (12%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	—	—	—	0.2	—	0.2
France	0.2	—	0.2	3.8	0.9	4.7
Germany	0.1	—	0.1	0.6	0.5	1.1
Italy	0.1	0.1	0.2	0.7	0.1	0.8
Netherlands	0.2	0.2	0.4	1.8	0.2	2.0
Spain	1.1	0.1	1.2	1.2	0.1	1.3
United Kingdom	0.6	0.3	0.9	0.8	1.0	1.8
United States	0.5	0.2	0.7	1.0	0.1	1.1
Other	0.5	0.3	0.8	2.0	0.6	2.6
Total	3.3	1.2	4.5	12.1	3.5	15.6
Less: assets of operations classified as held for sale	—	—	—	—	—	—
Total (excluding assets held for sale)	3.3	1.2	4.5	12.1	3.5	15.6
2012 Total	4.9	2.4	7.3	13.3	4.4	17.7

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £4.5 billion. The majority of our holding (73%) is in senior debt. The primary exposures are to Spain (27%), UK (20%) and US (16%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.4 billion. Our holdings include strategic holdings in Italian banks of £258 million.

Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.6 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (30%), Dutch (13%) and UK (12%) banks.

25 – Receivables

This note analyses our total receivables.

	2013 £m	Restated[1] 2012 £m
Amounts owed by contract holders	1,762	1,693
Amounts owed by intermediaries	1,222	1,398
Deposits with ceding undertakings	1,479	1,395
Amounts due from reinsurers	294	367
Amounts due from brokers for investment sales	149	444
Amounts receivable for cash collateral pledged (note 56)	202	241
Amounts due from government, social security and taxes	475	521
Corporate owned life insurance	—	162
Dividends receivable	4	6
Other receivables	1,549	1,662
Total	7,136	7,889
Less: Amounts classified as held for sale	(76)	(413)
	7,060	7,476
Expected to be recovered in less than one year	6,918	7,384
Expected to be recovered in more than one year	142	92
	7,060	7,476
1	Restated for the adoption of IFRS10. See note 1 for further details.

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

26 – Deferred acquisition costs, other assets, prepayments and accrued income

(a) Deferred acquisition costs and other assets – carrying amount

The carrying amount comprises:

	2013 £m	Restated[1] 2012 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	485	2,122
Insurance contracts – General insurance and health business	868	939
Participating investment contracts – Long-term business	27	30
Non-participating investment contracts – Long-term business	1,013	936
Retail fund management business	10	14
Total deferred acquisition costs	2,403	4,041
Surpluses in the staff pension schemes (note 46(a))	606	1,257
Other assets	49	35
Total	3,058	5,333
Less: Amounts classified as held for sale	(7)	(1,555)
	3,051	3,778
1	Restated for the adoption of IFRS10. See note 1 for further details.

Deferred acquisition costs (DAC) on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year. Of the above total, £1,285 million (2012: £1,351 million) is expected to be recovered more than one year after the statement of financial position date. For long-term business where amortisation of the DAC balance depends on projected profits, the amount expected to be recovered is estimated and actual experience will differ.

Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

26 – Deferred acquisition costs, other assets, prepayments and accrued income continued

(b) Deferred acquisition costs – movements in the year

The movements in deferred acquisition costs (DAC) during the year were:

				2013				2012
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	3,088	939	14	4,041	3,778	986	14	4,778
Acquisition costs deferred during the year	407	2,276	—	2,683	841	2,221	4	3,066
Amortisation	(466)	(2,327)	(4)	(2,797)	(804)	(2,257)	(4)	(3,065)
Impact of assumption changes	(213)	—	—	(213)	(201)	—	—	(201)
Effect of portfolio transfers, acquisitions and disposals[1]	(2,418)	—	—	(2,418)	(15)	(1)	—	(16)
Foreign exchange rate movements	(22)	(20)	—	(42)	(89)	(10)	—	(99)
Shadow adjustment	1,149	—	—	1,149	(422)	—	—	(422)
Carrying amount at 31 December	1,525	868	10	2,403	3,088	939	14	4,041
Less: Amounts classified as held for sale	—	(6)	—	(6)	(1,538)	—	—	(1,538)
	1,525	862	10	2,397	1,550	939	14	2,503
1	Disposals in 2013 include the disposal of the US business (£2,344 million), and the disposal of Ark Life (£67 million).

The balance of deferred acquisition costs for long-term business decreased by £1.6 billion in 2013, primarily reflecting the disposal of the US Life and Ark Life businesses.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in the DAC balance would reduce profit by £2 million (2012: £30 million) if market yields on fixed income investments were to increase by 1% and increase profit by £8 million (2012: £50 million) if yields were to reduce by 1%.

The shadow adjustments relate to deferred acquisition costs on business in the US backed by investments classified as available for sale (AFS). As explained in accounting policies T and L, movements in unrealised gains and losses on the AFS investments and movements in the shadow adjustments are recognised directly in other comprehensive income.

(c) Other assets

Other assets include £1 million (2012: £3 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £2,599 million including assets classified as held for sale (2012: £3,104 million), includes £103 million (2012: £108 million) that is expected to be recovered more than one year after the statement of financial position date.

27 – Assets held to cover linked liabilities

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

	2013 £m	Restated[1] 2012 £m
Loans	471	605
Debt securities	12,835	16,494
Equity securities	25,836	22,648
Reinsurance assets	2,043	1,576
Cash and cash equivalents	4,725	4,380
Other	30,703	28,027
	76,613	73,730
Less: Assets classified as held for sale	(44)	(3,048)
	76,569	70,682
1	Restated for the adoption of IFRS10. See note 1 for further details.

28 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2013 £m	2012 £m
The allotted, called up and fully paid share capital of the Company at 31 December 2013 was: 2,946,939,622 (2012: 2,945,972,261) ordinary shares of 25 pence each	736	736

(b) During 2013, a total of 967,361 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

			2013			2012
	Number of shares	Share Capital £m	Share Premium £m	Number of shares	Share Capital £m	Share Premium £m
At 1 January	2,945,972,261	736	1,165	2,905,712,938	726	1,173
Shares issued under the Group’s Employee and Executive Share Option Schemes	967,361	—	—	3,335,566	1	1
Shares issued in lieu of dividends	—	—	—	36,923,757	9	(9)
At 31 December	2,946,939,622	736	1,165	2,945,972,261	736	1,165

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

29 – Group’s share plans

This note describes the Group’s various equity compensation plans, and shows how the Group values the options and awards of shares in the Company.

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s share plans). These are as follows:

(i) Savings-related options

These are options granted under the HMRC-approved save as you earn (SAYE) share option schemes in the UK and the Irish revenue-approved SAYE share option scheme in Ireland. Options are normally exercisable during the six-month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract. Options granted in 2012 and 2013 are normally exercisable following the third or fifth anniversary.

(ii) Executive share options

These are options granted on various dates until 2004 under the Aviva executive share option plan. Options granted between 2001 and 2004 were subject to the satisfaction of conditions relating to both the Company’s return on equity (ROE) and its relative total shareholder return (TSR). The performance was measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant.

(iii) Long-term incentive plan awards

These awards have been made under the Aviva long term incentive plan 2011, and are described in section (b) below and in the directors’ remuneration report.

(iv) Annual bonus plan awards

These awards have been made under the Aviva annual bonus plan 2011 and are described in section (b) below and in the directors’ remuneration report.

(v) Recruitment and retention share award plan awards

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

(vi) Aviva Investors Long term incentive plan awards

These awards have been made under the Aviva Investors Holdings Limited 2009 long term incentive plan, a long term profit sharing arrangement for key Aviva Investors employees. Awards will vest on the 3rd anniversary of the grant, subject to achieving performance conditions.

29 – Group’s share plans continued

(b) Outstanding options and awards

(i) Share options

At 31 December 2013, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva savings related share option scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	593	31,442	2013	310	1,032,407	2013, 2015 or 2017
	563	43,128	2014	268	8,589,161	2014, 2016 or 2018
	410	237,203	2013 or 2015	266	4,854,627	2015 or 2017
	316	1,318,491	2014 or 2016	312	2,822,984	2016 or 2018

Aviva Ireland savings related share option scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	509	37,914	2013	304	335,245	2014 or 2016
	360	153,543	2014	336	204,105	2015 or 2017
	374	29,140	2013 or 2015	369	114,995	2016 or 2018

Aviva executive share option plan	Option price p	Number of shares	Normally exercisable
	526	265,463	2007 to 2014

The following table summarises information about options outstanding at 31 December 2013:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.75	19,454,698	3	280.05
£3.76 – £4.84	275,117	1	410.00
£4.85 – £5.63	340,033	1	536.89

The comparative figures as at 31 December 2012 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.75	22,232,093	3	278.96
£3.76 – £4.84	1,860,467	1	393.12
£4.85 – £5.93	1,119,650	1	526.97

29 – Group’s share plans continued

(ii) Share awards

At 31 December 2013, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva long-term incentive plan 2011	Number of shares	Vesting period
	6,430,603	2011 to 2013
	9,186,213	2012 to 2014
	11,993,474	2013 to 2015

Aviva annual bonus plan 2011	Number of shares	Vesting period
	1,799,593	2011 to 2013
	3,248,634	2012 to 2014
	3,367,346	2013 to 2015

Aviva recruitment and retention share awards plan	Number of shares	Vesting period
	20,784	2014
	85,358	2014 and 2015
	34,050	2015
	62,441	2014, 2015 and 2016

Aviva Investors Holdings Limited 2009 long term incentive plan	Number of shares	Vesting period
	418,156	2013 to 2015

The vesting of awards under the Aviva long term incentive plan 2011 is subject to the attainment of performance conditions as described in table 11 in the directors’ remuneration report on page 74. Shares which do not vest will lapse.

No performance conditions attach to the awards under the Aviva annual bonus plan 2011 or most of the awards under the recruitment and retention share awards plan.

7,215 of the shares awarded under the recruitment and retention share awards plan which vest in 2015 are subject to the attainment of the same performance conditions that apply to the 2013 grant under the Aviva long-term incentive plan 2011 as outlined in the director’s remuneration report. Shares which do not vest will lapse.

The vesting of the awards under the Aviva Investors Holdings Limited long-term incentive plan are subject to Aviva Investors Holdings Limited achieving ROCE of 27% per annum over a three year performance period. Shares which do not vest will lapse.

(iii) Shares to satisfy awards and options

Since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 30.

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2012 and 2013, and changes during the years ended on those dates, is shown below.

	2013		2012
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	25,212,210	298.40	30,073,984	321.55
Granted during the year	2,986,293	312.00	6,236,944	269.02
Exercised during the year	(2,442,874)	304.57	(2,862,952)	315.24
Forfeited during the year	(1,171,735)	274.84	(2,187,371)	337.96
Cancelled during the year	(1,355,364)	274.74	(3,282,095)	300.34
Expired during the year	(3,158,682)	403.02	(2,766,300)	432.85
Outstanding at 31 December	20,069,848	286.18	25,212,210	298.40
Exercisable at 31 December	846,226	410.53	1,943,130	424.99

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2013 £m	2012 £m	2011 £m
Equity-settled expense	37	42	48
Cash-settled expense	2	5	10
Total	39	47	58

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the binomial option pricing model, were £1.26 and £2.15 (2012: £0.70 and £2.61) respectively.

29 – Group’s share plans continued

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2013	2012
Share price	408p	326p
Exercise price	312p	266p
Expected volatility	38%	41%
Expected life	3.66 years	3.71 years
Expected dividend yield	3.58%	7.98%
Risk-free interest rate	0.92%	0.37%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the option prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options. 2,442,874 options granted after 7 November 2002 were exercised during the year (2012: 2,862,952).

(ii) Share awards

The fair value of the awards was estimated on the date of grant based on the following weighted average assumptions:

Weighted average assumption	2013	2012
Share price	295.37p	331.54p
Expected volatility[1]	35%	37%
Expected volatility of comparator companies’ share price[1]	31%	38%
Correlation between Aviva and competitors’ share price[1]	67%	63%
Expected life	3.00 years	3.00 years
Expected dividend yield[2]	—	—
Risk-free interest rate[1]	0.29%	0.42%
1	For awards with market-based performance conditions.
2	The long term incentive plan awards granted in 2012 and 2013 include additional shares being provided to employees equal to dividend rights before vesting. As a result, no dividend yield assumption is required for these awards.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the share award prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the share awards.

30 – Shares held by employee trusts

We satisfy awards and options granted under the Group’s share plans primarily through shares purchased in the market and held by employee share trusts. This note gives details of the shares held in these trusts. Movements in the carrying value of shares held by employee trusts comprise:

		2013		2012		2011
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders' funds
At 1 January	10,053,515	32	13,284,476	43	8,415,487	32
Acquired in the year	7,863,726	32	10,269,904	33	9,396,602	29
Distributed in the year	(9,355,859)	(33)	(13,500,865)	(44)	(4,527,613)	(18)
Balance at 31 December	8,561,382	31	10,053,515	32	13,284,476	43

The shares are owned by employee share trusts with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the directors’ remuneration report and in note 29.

These shares were purchased in the market and are carried at cost. At 31 December 2013, they had an aggregate nominal value of £2,140,346 (2012: £2,513,379) and a market value of £38,500,535 (2012: £37,499,611). The trustees have waived their rights to dividends on the shares held in the trusts.

31 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2013 was:

	2013 £m	2012 £m
Issued and paid up
100,000,000 8.375% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8.75% cumulative irredeemable preference shares of £1 each	100	100
	200	200

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

32 – Direct capital instruments and fixed rate tier 1 notes

Notional amount	2013 £m	2012 £m
Issued November 2004
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	392
	1,382	1,382

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter. In the case of the sterling DCI this variable rate will be the six month sterling deposit rate plus margin while the euro DCI variable rate will be the three month euro deposit rate plus margin.

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

These instruments have been treated as equity. Please refer to accounting policy AE.

33 – Merger reserve

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

The balance on the reserve of £3,271 million (2012: £3,271 million) has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc (“RAC”) in 2005. Because RAC ownership was immediately transferred from Aviva plc to a subsidiary company, this reserve is unaffected by the disposal of RAC in 2011.

34 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity and shows the movements during the year net of non-controlling interests:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy P) £m	Investment valuation reserve (see accounting policy T) £m	Hedging instruments reserve (see accounting policy U) £m	Equity compensation reserve (see accounting policy AB) £m	Total £m
Balance at 1 January 2011	2,183	83	573	(693)	99	2,245
Arising in the year through other comprehensive income:
Fair value gains	—	2	424	—	—	426
Fair value gains transferred to profit on disposals	—	—	(189)	—	—	(189)
Share of other comprehensive income of joint ventures and associates	—	1	(86)	—	—	(85)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	21	—	—	21
Foreign exchange rate movements	(174)	—	—	30	—	(144)
Aggregate tax effect – shareholders’ tax	9	1	(98)	—	—	(88)
Total other comprehensive income for the year	(165)	4	72	30	—	(59)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(3)	—	—	—	—	(3)
Reserves credit for equity compensation plans	—	—	—	—	48	48
Fair value gains transferred to retained earnings	—	(6)	—	—	—	(6)
Transfer to retained earnings on deconsolidation of Delta Lloyd	—	(2)	—	—	—	(2)
Shares issued under equity compensation plans (note 35)	—	—	—	—	(61)	(61)
Transfer to profit on deconsolidation of Delta Lloyd	(485)	—	(115)	—	—	(600)
Balance at 1 January 2012	1,530	79	530	(663)	86	1,562
Arising in the year through other comprehensive income:
Fair value gains/(losses)	—	(3)	554	—	—	551
Fair value gains transferred to profit on disposals	—	—	(234)	—	—	(234)
Share of other comprehensive income of joint ventures and associates	—	—	14	—	—	14
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	12	—	—	12
Foreign exchange rate movements	(367)	—	—	74	—	(293)
Aggregate tax effect – shareholders’ tax	18	1	(117)	—	—	(98)
Total other comprehensive income for the year	(349)	(2)	229	74	—	(48)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	91	—	96	—	—	187
Reserves credit for equity compensation plans	—	—	—	—	42	42
Shares issued under equity compensation plans (note 35)	—	—	—	—	(68)	(68)
Balance at 31 December 2012	1,272	77	855	(589)	60	1,675
Arising in the year through other comprehensive income:
Fair value losses	—	(2)	(196)	—	—	(198)
Fair value gains transferred to profit on disposals	—	—	(280)	—	—	(280)
Share of other comprehensive income of joint ventures and associates	—	—	(37)	—	—	(37)
Impairment losses on assets previously revalued through other comprehensive income now taken to income statement	—	—	12	—	—	12
Foreign exchange rate movements	(34)	—	—	(39)	—	(73)
Aggregate tax effect – shareholders’ tax	(6)	—	161	—	—	155
Total other comprehensive income for the year	(40)	(2)	(340)	(39)	—	(421)
Tax transferred to income statement	30	—	—	—	—	30
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(355)	(1)	(497)	50	—	(803)
Reserves credit for equity compensation plans	—	—	—	—	37	37
Shares issued under equity compensation plans (note 35)	—	—	—	—	(43)	(43)
Balance at 31 December 2013	907	74	18	(578)	54	475

35 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Balance at 1 January	1,389	5,954	5,411
Profit/(Loss) for the year attributable to equity shareholders	2,008	(3,102)	297
Remeasurements of pension schemes	(674)	(980)	883
Dividends and appropriations (note 13)	(538)	(847)	(813)
Shares issued in lieu of dividends	—	127	307
Shares issued under equity compensation plans (note 34)	43	67	61
Shares distributed by employee trusts	(28)	(36)	(18)
Transfer from other reserves on disposal of subsidiary	1	—	—
Aggregate tax effect	147	206	(131)
Fair value gains realised from reserves	—	—	6
Effect of deconsolidation of Delta Lloyd	—	—	2
Share of other comprehensive income of joint ventures and associates	—	—	(51)
Balance at 31 December	2,348	1,389	5,954
1	Restated for the adoption of revised IAS19. See note 1 for further details.

The shares issued in lieu of dividends in 2012 and 2011 were in respect of the transfer to retained earnings from the ordinary dividend account, arising from the treatment of these shares explained in note 28(b). The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

36 – Non-controlling interests

This note gives details of the Group’s non-controlling interests and shows the movements during the year.

Non-controlling interests at 31 December comprised:

	2013 £m	2012 £m	2011 £m
Equity shares in subsidiaries	641	424	480
Share of earnings	321	643	501
Share of other reserves	259	257	299
	1,221	1,324	1,280
Preference shares in General Accident plc	250	250	250
	1,471	1,574	1,530

Movements in the year comprised:

	2013 £m	2012 £m	2011 £m
Balance at 1 January	1,574	1,530	3,741
Profit for the year attributable to non-controlling interests	143	168	(165)
Non-controlling interests share of movements in other reserves	—	1	(16)
Foreign exchange rate movements	34	(37)	14
Total comprehensive income attributable to non-controlling interests	177	132	(167)
Capital contributions from non-controlling interests	1	20	68
Non-controlling interests share of dividends declared in the year	(134)	(102)	(126)
Changes in non-controlling interest in subsidiaries	(147)	(6)	(11)
Reclassification to financial liabilities	—	—	(205)
Effect of deconsolidation of Delta Lloyd	—	—	(1,770)
Balance at 31 December	1,471	1,574	1,530

The Group has one subsidiary whose non-controlling interest (NCI) is material on the basis of their share of profit/(loss), as follows:

	Proportion of ownership interests held by NCI			Proportion of voting rights held by NCI			Profit/(loss) allocated to NCI			Accumulated NCI
Italy	2013	2012	2011	2013	2012	2011	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Eurovita Assicurazioni S.p.A	61%	61%	59%	61%	61%	59%	(45)	(25)	(4)	29	73	95

Eurovita Assicurazioni S.p.A (Eurovita) is classified as held for sale as at 31 December 2013. Details can be found in note 4(c) - Subsidiaries. There were no dividends paid to the non-controlling interest of Eurovita during the year (2012: £nil).

Although the Group holds only 39% of the voting rights of Eurovita as at 31 December 2013, it controls the entity. This is because Finoa S.r.l, a consolidated special purpose company of the Group which is controlled by Aviva Italia Holding S.p.A., owns 77.6% of Eurovita and has the ability to use its power over Eurovita to influence its returns.

37 – Contract liabilities and associated reinsurance

The following notes explain how the Group calculates its liabilities to policyholders for insurance and investment products it has sold to them. Notes 38 and 39 cover these liabilities, and note 40 details the financial guarantees and options given for some of these products. Note 41 details the reinsurance recoverables on these liabilities while note 42 shows the effects of changes in the assumptions.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2013			2012
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(94,972)	3,734	(91,238)	(131,190)	4,291	(126,899)
Participating investment contracts	(70,628)	2	(70,626)	(66,849)	3	(66,846)
Non-participating investment contracts	(48,140)	2,048	(46,092)	(47,699)	1,678	(46,021)
	(213,740)	5,784	(207,956)	(245,738)	5,972	(239,766)
Outstanding claims provisions
Long-term business	(1,287)	53	(1,234)	(1,342)	93	(1,249)
General insurance and health	(7,730)	849	(6,881)	(7,711)	900	(6,811)
	(9,017)	902	(8,115)	(9,053)	993	(8,060)
Provisions for claims incurred but not reported	(2,568)	315	(2,253)	(2,843)	354	(2,489)
	(225,325)	7,001	(218,324)	(257,634)	7,319	(250,315)
Provision for unearned premiums	(4,226)	256	(3,970)	(4,441)	248	(4,193)
Provision arising from liability adequacy tests	(10)	—	(10)	(11)	—	(11)
Totals	(229,561)	7,257	(222,304)	(262,086)	7,567	(254,519)
Less: Amounts classified as held for sale	2,948	(37)	2,911	38,501	(883)	37,618
	(226,613)	7,220	(219,393)	(223,585)	6,684	(216,901)

38 – Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions the Group used.

(a) Carrying amount

(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2013			2012
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	45,098	—	45,098	49,473	—	49,473
Unit-linked non-participating	8,714	—	8,714	9,936	—	9,936
Other non-participating	41,160	—	41,160	71,781	—	71,781
	94,972	—	94,972	131,190	—	131,190
Outstanding claims provisions	1,287	7,730	9,017	1,342	7,711	9,053
Provision for claims incurred but not reported	—	2,568	2,568	—	2,843	2,843
	1,287	10,298	11,585	1,342	10,554	11,896
Provision for unearned premiums	—	4,226	4,226	—	4,441	4,441
Provision arising from liability adequacy tests	—	10	10	—	11	11
Other technical provisions	—	—	—	—	—	—
Total	96,259	14,534	110,793	132,532	15,006	147,538
Less: Amounts classified as held for sale	(106)	(132)	(238)	(34,446)	(1)	(34,447)
	96,153	14,402	110,555	98,086	15,005	113,091

(ii) Change in insurance liabilities recognised as an expense

The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in note 38. To do this we need to separate out the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation below, as within the income statement, this is included within earned premiums.

	Continuing Operations			Discontinued Operations			Total
2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note 38b(iv))	(2,423)	(164)	(2,587)	331	(19)	312	(2,092)	(183)	(2,275)
Change in provision for outstanding claims	75	(7)	68	(11)	11	—	64	4	68
	(2,348)	(171)	(2,519)	320	(8)	312	(2,028)	(179)	(2,207)
General insurance and health
Change in insurance liabilities (note 38c(iv) and 41c(ii))	(33)	64	31	—	—	—	(33)	64	31
Less: Unwind of discount on GI reserves and other	(15)	10	(5)	—	—	—	(15)	10	(5)
	(48)	74	26	—	—	—	(48)	74	26
Total change in insurance liabilities (note 7)	(2,396)	(97)	(2,493)	320	(8)	312	(2,076)	(105)	(2,181)

	Continuing Operations			Discontinued Operations			Total
2012	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business
Change in long term business provisions (note 38b(iv))	531	(252)	279	1,691	(125)	1,566	2,222	(377)	1,845
Change in provision for outstanding claims	52	28	80	7	(7)	—	59	21	80
	583	(224)	359	1,698	(132)	1,566	2,281	(356)	1,925
General insurance and health
Change in insurance liabilities (note 38c(iv) and 41c(ii))	140	(46)	94	—	—	—	140	(46)	94
Less: Unwind of discount on GI reserves and other	(35)	12	(23)	—	—	—	(35)	12	(23)
	105	(34)	71	—	—	—	105	(34)	71
Total change in insurance liabilities (note 7)	688	(258)	430	1,698	(132)	1,566	2,386	(390)	1,996

38 – Insurance liabilities continued

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

For UK with-profit life funds falling within the scope of the PRA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our UK with-profit funds, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus.

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

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

■	Maturity Guarantees;
■	Guarantees on surrender, including no-MVR Guarantees and Guarantees linked to inflation
■	Guaranteed Annuity Options;
■	GMP underpin on Section 32 transfers; and
■	Expected payments under Mortgage Endowment Promise.

38 – Insurance liabilities continued

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

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK swaps is used for the valuation of With-Profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2013 of 3.11% (2012: 1.92%) for a policy with ten years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2013	2012
Equity returns	22.2%	26.3%
Property returns	15.0%	15.0%
Fixed interest yields	16.3%	17.1%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses

Annual bonus assumptions for 2014 have been set consistently with the year-end 2013 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2013	2012
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Allowance for future mortality improvement is in line with the rates shown for non-profit business below.

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

38 – Insurance liabilities continued

Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2013	2012
Assurances
Life conventional non-profit	2.5%	1.8%
Pensions conventional non-profit	3.2%	2.2%
Annuities
Conventional immediate and deferred annuities	3.2% to 4.7%	2.6% to 4.1%
Non-unit reserves on Unit Linked business
Life	2.8%	2.1%
Pensions	3.5%	2.5%
Income Protection
Active lives	2.9%	2.2%
Claims in payment – level	3.1%	3.1%
Claims in payment – index linked	(0.6)%	(0.7)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 48bps and 124bps respectively at 31 December 2013 (2012: 56 bps and 89 bps respectively). For corporate bonds, the allowance represented 44% of the average credit spread for the portfolio (2012: 30%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £2.0 billion (2012: £2.0 billion including an implicit reinvestment margin of £0.2 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £30 billion at 31 December 2013 (2012: £30 billion). Whilst the total valuation allowance held by Aviva Annuity UK Limited remained unchanged, the allowance for defaults for commercial mortgages was increased by £0.3 billion at half year (whilst the implicit reinvestment margin was reduced by £0.2 billion to reflect management actions to better duration match), during the second half of 2013 this has reduced slightly in line with interest rate increases and default experience, the allowance for corporate bonds remains largely unchanged.

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2013	2012
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 103.0% of PCMA00 with base year 2000; for Females the underlying mortality assumptions are 98.5% of PCFA00 with base year 2000. Improvements have been strengthened and are based on data used in CMI_2013 with a long-term improvement rate of 1.75% for males and 1.5% for females both with an addition of 0.5% to all future annual improvement (2012: CMI_2011 with long-term improvement rate of 1.5% for males and 1.0% for females both with an addition of 0.5% to all future annual improvement). Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France

The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business, the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2013 and 2012	2013 and 2012
Life assurances	0% to 4.5%	TD73-77, TD88-90,TH00-02 TF00-02, H_AVDBS, F_AVDBS H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

38 – Insurance liabilities continued

(c) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the gross long-term business provisions during the year:

	2013 £m	Restated[1] 2012 £m
Carrying amount at 1 January	131,190	131,171
Provisions in respect of new business	5,671	8,631
Expected change in existing business provisions	(8,015)	(8,362)
Variance between actual and expected experience	2,871	943
Impact of operating assumption changes	428	(718)
Impact of economic assumption changes	(2,812)	1,726
Other movements[1]	(235)	2
Change in liability recognised as an expense	(2,092)	2,222
Effect of portfolio transfers, acquisitions and disposals[2]	(34,441)	(214)
Foreign exchange rate movements	509	(1,878)
Other movements[1,3]	(194)	(111)
Carrying amount at 31 December	94,972	131,190
1	Other movements (outside change in liability recognised as an expense) of £(111) million in 2012 represents the reclassification of liabilities from insurance to non-participating investment in Eurovita. In 2012 these were included within “Other movements” within change in liability recognised as an expense.
2	Disposals in 2013 include £31,167 million related to the disposal of the US business, £1,900 million related to the disposal of Aseval, and £1,233 million related to the disposal of Ark Life.
3	Other movements (outside change in liability recognised as an expense) in 2013 of £(194) million represents the reclassification of liabilities from insurance to participating investment in Eurovita.

The variance between actual and expected experience of £2.9 billion in 2013 was primarily due to the impact of favourable equity and property returns on liabilities for unit-linked and with profit contracts in the UK and Ireland, and unit-linked contracts in France and Italy. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £0.4 billion impact of operating assumption changes relates to a strengthening of mortality and lapse assumptions on protection business in the UK (with the impact on profit mainly offset by a corresponding increase in reinsurance assets), and the impact on with profit liabilities in the With profits sub-fund (WPSF), of a decision to discontinue the charge on assets shares for guarantee costs, and to refund previously deducted charges to asset shares. The £2.8 billion impact of economic assumption changes reflects increases in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK.

The £0.2 billion release of reserves due to “other movements” (included within change in liability recognised as an expense) largely relates to UK with profit liabilities, the most significant individual item being the impact on asset shares of moving to a fair-value asset valuation, for loans previously valued at amortised cost.

For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 42, together with the impact of movements in related non-financial assets.

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. This occurred between 2006 - 2012. These breaches of our dealing policy involved late allocation of trades which favoured external hedge funds to the detriment of certain Aviva UK Life funds. The relevant regulatory authorities were notified at an early stage and have been kept fully apprised of the issue.

A thorough review of internal control processes relating to the dealing policy has been carried out by management and reviewed by PwC. Measures to improve controls have been implemented.

Of the total expected cost of £132 million, an amount of £126 million in relation to this matter has been recognised within insurance liabilities (this reflects the compensation expected to be claimed in respect of these breaches), with the balance relating to other associated costs.

38 – Insurance liabilities continued

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

	As at 31 December 2013			As at 31 December 2012
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,724	1,001	4,725	3,737	1,051	4,788
Property	1,493	180	1,673	1,408	212	1,620
Liability	2,035	1,208	3,243	2,003	1,394	3,397
Creditor	26	18	44	54	13	67
Other	452	161	613	509	173	682
	7,730	2,568	10,298	7,711	2,843	10,554

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2013	2012	2013	2012
Reinsured London Market business	2.5%	2.0%	12 years	11 years
Latent claims	0.36% to 3.76%	0.33% to 3.35%	6 to 15 years	6 to 15 years
Structured settlements	2.8%	2.6%	35 years	33 years

The gross outstanding claims provision before discounting was £10,914 million (2012: £11,004 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between
6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected outside adjusted operating profit as an economic assumption change.

During 2013, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

(iii) Assumptions

Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claims technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for estimate authorisation.

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

38 – Insurance liabilities continued

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

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £235 million greater than the best estimate, or £70 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2013, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £90 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 55.

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

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is under review.

The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

38 – Insurance liabilities continued

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2013 £m	2012 £m
Carrying amount at 1 January	10,554	10,745
Impact of changes in assumptions	(80)	61
Claim losses and expenses incurred in the current year	6,337	6,291
Decrease in estimated claim losses and expenses incurred in prior years	(237)	(199)
Exceptional strengthening of general insurance latent claims provisions	—	—
Incurred claims losses and expenses	6,020	6,153
Less:
Payments made on claims incurred in the current year	(3,352)	(3,243)
Payments made on claims incurred in prior years	(3,001)	(3,104)
Recoveries on claim payments	285	297
Claims payments made in the year, net of recoveries	(6,068)	(6,050)
Unwind of discounting	15	35
Other movements in the claims provisions	—	2
Changes in claims reserve recognised as an expense	(33)	140
Effect of portfolio transfers, acquisitions and disposals	(44)	(171)
Foreign exchange rate movements	(178)	(158)
Other movements	(1)	(2)
Carrying amount at 31 December	10,298	10,554

The effect of changes in the main assumptions is given in note 42.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2004 to 2013. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2004, by the end of 2013 £5,843 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,891 million was re-estimated to be £5,919 million at 31 December 2013.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2013) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the movement in prior accident year general insurance and health net provisions during 2013 were:

■	£32 million release from UK & Ireland, including Group reinsurance business, mainly due to favourable development in health, commercial motor and commercial liability in Ireland, slightly offset by a small strengthening in the UK.
■	£9 million release from Europe mainly due to favourable development across a number of lines of business in France.
■	£160 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

Key elements of the release from prior accident year general insurance and health net provisions during 2012 were:

■	£47 million release from UK & Ireland, including Group reinsurance business, due to favourable development in Group reinsurance, health and across a number of lines of business in Ireland.
■	£51 million release from Europe mainly due to favourable development of personal motor and commercial property claims in France.
■	£122 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

38 – Insurance liabilities continued

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)
One year later		(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)
Two years later		(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)
Three years later		(5,263)	(5,784)	(6,272)	(7,513)	(8,304)	(6,393)	(6,163)
Four years later		(5,448)	(6,001)	(6,531)	(7,836)	(8,607)	(6,672)
Five years later		(5,617)	(6,156)	(6,736)	(8,050)	(8,781)
Six years later		(5,725)	(6,311)	(6,936)	(8,144)
Seven years later		(5,792)	(6,467)	(7,015)
Eight years later		(5,826)	(6,496)
Nine years later		(5,843)
Estimate of gross ultimate claims
At end of accident year		6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122
One year later		6,557	6,938	7,318	8,468	9,322	7,297	7,006	6,330	6,028
Two years later		6,371	6,813	7,243	8,430	9,277	7,281	6,950	6,315
Three years later		6,178	6,679	7,130	8,438	9,272	7,215	6,914
Four years later		6,008	6,603	7,149	8,409	9,235	7,204
Five years later		6,003	6,605	7,167	8,446	9,252
Six years later		5,953	6,591	7,167	8,381
Seven years later		5,933	6,596	7,176
Eight years later		5,926	6,604
Nine years later		5,919
Estimate of gross ultimate claims		5,919	6,604	7,176	8,381	9,252	7,204	6,914	6,315	6,028	6,122
Cumulative payments		(5,843)	(6,496)	(7,015)	(8,144)	(8,781)	(6,672)	(6,163)	(5,150)	(4,373)	(3,068)
	2,792	76	108	161	237	471	532	751	1,165	1,655	3,054	11,002
Effect of discounting	(614)	(1)	(1)	—	(1)	1	—	—	—	—	—	(616)
Present value	2,178	75	107	161	236	472	532	751	1,165	1,655	3,054	10,386
Cumulative effect of foreign exchange movements	—	12	16	22	17	(30)	(21)	(42)	(38)	(33)	—	(97)
Effect of acquisitions	2	1	2	4	—	—	—	—	—	—	—	9
Present value recognised in the statement of financial position	2,180	88	125	187	253	442	511	709	1,127	1,622	3,054	10,298

38 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)
One year later		(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)
Two years later		(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)
Three years later		(4,986)	(5,671)	(6,181)	(7,356)	(8,094)	(6,177)	(5,905)
Four years later		(5,163)	(5,892)	(6,434)	(7,664)	(8,356)	(6,410)
Five years later		(5,327)	(6,039)	(6,625)	(7,852)	(8,515)
Six years later		(5,430)	(6,188)	(6,724)	(7,942)
Seven years later		(5,491)	(6,245)	(6,789)
Eight years later		(5,524)	(6,294)
Nine years later		(5,541)
Estimate of net ultimate claims
At end of accident year		6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838
One year later		6,266	6,818	7,197	8,302	9,104	7,067	6,751	6,103	5,765
Two years later		6,082	6,688	7,104	8,244	9,028	7,036	6,685	6,095
Three years later		5,882	6,544	6,996	8,249	9,007	6,978	6,644
Four years later		5,709	6,476	6,980	8,210	8,962	6,940
Five years later		5,699	6,448	6,992	8,221	8,949
Six years later		5,639	6,397	6,939	8,149
Seven years later		5,624	6,372	6,938
Eight years later		5,613	6,385
Nine years later		5,600
Estimate of net ultimate claims		5,600	6,385	6,938	8,149	8,949	6,940	6,644	6,095	5,765	5,838
Cumulative payments		(5,541)	(6,294)	(6,789)	(7,942)	(8,515)	(6,410)	(5,905)	(4,963)	(4,166)	(2,905)
	1,720	59	91	149	207	434	530	739	1,132	1,599	2,933	9,593
Effect of discounting	(394)	—	13	3	3	1	1	—	—	—	—	(373)
Present value	1,326	59	104	152	210	435	531	739	1,132	1,599	2,933	9,220
Cumulative effect of foreign exchange movements	—	10	13	21	17	(28)	(20)	(39)	(37)	(32)	—	(95)
Effect of acquisitions	2	1	2	4	—	—	—	—	—	—	—	9
Present value recognised in the statement of financial position	1,328	70	119	177	227	407	511	700	1,095	1,567	2,933	9,134

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

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2004. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2013 were £976 million (2012: £1,003 million). The movement in the year reflects strengthening of provisions by £5 million in the UK (2012: £8 million), other decreases in undiscounted provisions of £2 million (2012: £51 million increase), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2013 £m	2012 £m
Carrying amount at 1 January	4,441	4,483
Premiums written during the year	9,361	9,535
Less: Premiums earned during the year	(9,497)	(9,514)
Change in UPR recognised as income	(136)	21
Gross portfolio transfers and acquisitions	—	(6)
Foreign exchange rate movements	(79)	(57)
Carrying amount at 31 December	4,226	4,441

39 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

The liability for investment contracts (gross of reinsurance) at 31 December comprised:

Long-term business	2013 £m	2012 £m
Participating contracts	70,628	66,849
Non-participating contracts at fair value	48,140	46,299
Non-participating contracts at amortised cost	—	1,400
	48,140	47,699
Total	118,768	114,548
Less: Amounts classified as held for sale	(2,710)	(4,054)
	116,058	110,494

(b) Long-term business investment liabilities

Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note 38. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus. Guarantees on long-term investment products are discussed in note 40.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost. Following the disposal of the US, there are no non-participating investment contracts, that are measured at amortised cost, at 31 December 2013.

Of the non-participating investment contracts measured at fair value, £47,684 million in 2013 are unit-linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.

For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note 26 and the deferred income liability is shown in note 49.

(c) Movements in the year

The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2013 £m	2012 £m
Carrying amount at 1 January	66,849	67,707
Provisions in respect of new business	3,421	2,695
Expected change in existing business provisions	(2,243)	(2,039)
Variance between actual and expected experience	1,085	102
Impact of operating assumption changes	329	9
Impact of economic assumption changes	(301)	74
Other movements	(47)	(82)
Change in liability recognised as an expense	2,244	759
Effect of portfolio transfers, acquisitions and disposals[1]	(39)	—
Foreign exchange rate movements	1,380	(1,610)
Other movements[2]	194	(7)
Carrying amount at 31 December	70,628	66,849
1	Disposals in 2013 relate to Aseval.
2	Other movements (outside change in liability recognised as an expense) in 2013 of £194 million represents the reclassification of liabilities from insurance to participating investment in Eurovita.

39 – Liability for investment contracts continued

For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The £0.3 billion impact of operating assumption changes relates to the impact on with profit liabilities in the With-profits sub-fund (WPSF), of a decision to discontinue the charge on assets shares for guarantee costs, and to refund previously deducted charges to asset shares.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 42, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2013 £m	Restated[1] 2012 £m
Carrying amount at 1 January	47,699	45,659
Provisions in respect of new business	3,386	3,851
Expected change in existing business provisions	(2,698)	(2,531)
Variance between actual and expected experience	3,122	982
Impact of operating assumption changes	4	14
Impact of economic assumption changes	1	4
Other movements	46	(18)
Change in liability	3,861	2,302
Effect of portfolio transfers, acquisitions and disposals[2]	(3,785)	25
Foreign exchange rate movements	365	(404)
Other movements	—	117
Carrying amount at 31 December	48,140	47,699
1	“Other movements” (outside Change in liability) of £117 million in 2012 include £111 million in respect of the reclassification of liabilities from insurance to non-participating investment. In the 2012 statements this £111 million was included within “Other movements” (within change in liability).
2	Disposals include £1,826 million related to the disposal of the US business, and £1,955 million related to the disposal of Ark Life.

The variance between actual and expected experience of £3.1 billion was primarily driven by favourable movements in investment markets in 2013. The rise in investment markets increased the value of unit linked contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note 42, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

40 – Financial guarantees and options

This note details the financial guarantees and options that the Group has given for some of our insurance and investment products.

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products. Further information on assumptions is given in notes 38 and 39.

(a) UK Life with-profit business

In the UK, life insurers are required to comply with the PRA’s realistic reporting regime for their with-profit funds for the calculation of PRA liabilities. Under the PRA’s rules, provision for guarantees and options within realistic liabilities must be measured at fair value, using market-consistent stochastic models. A stochastic approach includes measuring the time value of guarantees and options, which represents the additional cost arising from uncertainty surrounding future economic conditions.

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

40 – Financial guarantees and options continued

(iii) Guaranteed annuity options

The Group’s UK with-profit funds have written individual and group pension contracts which contain guaranteed annuity rate options (GAOs), where the policyholder has the option to take the benefits from a policy in the form of an annuity based on guaranteed conversion rates. The Group also has exposure to GAOs and similar options on deferred annuities.

Realistic liabilities for GAOs in the UK with-profit funds were £921 million at 31 December 2013 (2012: £1,156 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £149 million at 31 December 2013 (2012: £180 million).

(iv) Guaranteed minimum pension

The Group’s UK with-profit funds also have certain policies that contain a guaranteed minimum level of pensions as part of the condition of the original transfer from state benefits to the policy.

(v) Guaranteed minimum maturity payments on mortgage endowments

In addition, the with-profit fund companies have made promises to certain policyholders in relation to their with-profit mortgage endowments. Top-up payments will be made on these policies at maturity to meet the mortgage value up to a maximum of the 31 December 1999 illustrated shortfall. For UKLAP WP policyholders, these payments are subject to certain conditions.

(b) UK Life non-profit business

The Group’s UK non-profit funds are evaluated by reference to statutory reserving rules, including changes introduced in 2006 under FSA Policy Statement 06/14, Prudential Changes for Insurers (which was designated by the PRA on 1 April 2013).

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £31 million at 31 December 2013 (2012: £35 million).

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

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2013.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £34 billion at 31 December 2013 (2012: £33 billion). The guaranteed minimum bonus is agreed between Aviva France and the AFER association at the end of each year, in respect of the following year. The bonus was 3.36% for 2013 (2012: 3.45%) compared with an accounting income from the fund of 3.85% (2012: 3.94%).

Non-AFER contracts with guaranteed surrender values had liabilities of £15 billion at 31 December 2013 (2012: £14 billion) and all guaranteed annual bonus rates are between 0% and 4.5%.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2013 for this guarantee is £20 million (2012: £101 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2013, total sums at risk for these contracts were £101 million (2012: £223 million) out of total unit-linked funds of £15 billion (2012: £12 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £22 million (2012: £88 million) if yields were to decrease by 1% per annum and by £8 million (2012: £21 million) if equity markets were to decline by 10% from year end 2013 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Ireland

Guaranteed annuity options

Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £202 million (2012: £256 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are ‘in the money’ at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of derivatives (receiver swaps and payer swaptions).

40 – Financial guarantees and options continued

‘No MVR’ guarantees

Certain unitised with-profit policies containing ‘no MVR’ guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees are currently ‘in-the-money’ by £0.2 million (2012: £0.4 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

(iii) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and up to 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2013, total liabilities for the Spanish business were £1 billion (2012: £3 billion) with a further reserve of £0.1 million (2012: £0.1 million) for guarantees. Total liabilities for the Italian business were £11 billion (2012: £10 billion), with a further provision of £43 million (2012: £45 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £7 million (2012: £5 million) in Spain and £0 million (2012: £1 million) in Italy if interest rates fell by 1% from end 2013 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 2.34% and no lapses or premium discontinuances.

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

41 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2013 £m	2012 £m
Long-term business
Insurance contracts	3,734	4,291
Participating investment contracts	2	3
Non-participating investment contracts[1]	2,048	1,678
	5,784	5,972
Outstanding claims provisions	53	93
	5,837	6,065
General insurance and health
Outstanding claims provisions	849	900
Provisions for claims incurred but not reported	315	354
	1,164	1,254
Provisions for unearned premiums	256	248
	1,420	1,502
	7,257	7,567
Less: Amounts classified as held for sale	(37)	(883)
Total	7,220	6,684
1	Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.

Of the above total, £5,553 million (2012: £5,251 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

41 – Reinsurance assets continued

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2013 £m	2012 £m
Carrying amount at 1 January	5,972	5,373
Asset in respect of new business	268	387
Expected change in existing business asset	19	166
Variance between actual and expected experience	454	197
Impact of operating assumption changes	247	(306)
Impact of economic assumption changes	(426)	143
Other movements	81	(137)
Change in asset	643	450
Effect of portfolio transfers, acquisitions and disposals[1]	(873)	197
Foreign exchange rate movements	42	(48)
Carrying amount at 31 December	5,784	5,972
1	Includes £631 million related to the disposal of the US business in 2013, £3 million related to the disposal of Aseval, and £230 million related to the disposal of Ark Life.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The changes to the reinsurance asset from assumption changes mainly relates to business in the UK and Ireland, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 42, together with the impact of movements in related liabilities and other non-financial assets.

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2013 £m	2012 £m
Carrying amount at 1 January	1,254	1,369
Impact of changes in assumptions	(45)	22
Reinsurers’ share of claim losses and expenses
Incurred in current year	312	286
Incurred in prior years	(32)	13
Exceptional strengthening of general insurance latent claims provisions	—	—
Reinsurers’ share of incurred claim losses and expenses	280	299
Less:
Reinsurance recoveries received on claims
Incurred in current year	(169)	(138)
Incurred in prior years	(140)	(150)
Reinsurance recoveries received in the year	(309)	(288)
Unwind of discounting	10	13
Other movements	—	—
Change in reinsurance asset recognised as income	(64)	46
Effect of portfolio transfers, acquisitions and disposals	(9)	(136)
Foreign exchange rate movements	(11)	(26)
Other movements	(6)	1
Carrying amount at 31 December	1,164	1,254

(iii) Reinsurers’ share of the provision for UPR

	2013 £m	2012 £m
Carrying amount at 1 January	248	245
Premiums ceded to reinsurers in the year	641	641
Less: Reinsurers’ share of premiums earned during the year	(643)	(636)
Change in reinsurance asset recognised as income	(2)	5
Reinsurers’ share of portfolio transfers and acquisitions	7	3
Foreign exchange rate movements	—	(5)
Other movements	3	—
Carrying amount at 31 December	256	248

42 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2012 to 2013, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2013 £m	Effect on profit 2012 £m	Effect on profit 2011 £m
Assumptions
Long-term insurance business
Interest rates	1,389	(515)	(2,403)
Expenses	3	11	5
Persistency rates	(1)	—	(4)
Mortality for assurance contracts	8	—	35
Mortality for annuity contracts	85	241	(21)
Tax and other assumptions	20	(207)	99
Investment contracts
Interest rates	—	(2)	(82)
Expenses	—	(1)	—
Persistency rates	—	—	—
Tax and other assumptions	—	—	28
General insurance and health business
Change in loss ratio assumptions	3	—	5
Change in discount rate assumptions	33	(21)	(90)
Change in expense ratio and other assumptions	—	(21)	22
Total	1,540	(515)	(2,406)

The impact of interest rates for long-term business relates primarily to the UK and Ireland driven by the increase in valuation interest rates. This had the effect of decreasing liabilities and hence a positive impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impact of annuitant mortality assumptions relates to a slight weakening of annuitant mortality assumptions in the UK and Ireland. Mortality assumptions in the UK and Ireland are reviewed each year, and updated to reflect recent experience.

43 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.

The following movements have occurred in the year:

	2013 £m	2012 £m
Carrying amount at 1 January	6,986	650
Change in participating contract assets	(262)	6,140
Change in participating contract liabilities	(22)	253
Other movements	4	(77)
Change in liability recognised as an expense	(280)	6,316
Effect of portfolio transfers, acquisitions and disposals	(115)	1
Foreign exchange rate movements	118	24
Other movements	—	(5)
Carrying amount at 31 December	6,709	6,986
Less: Amounts classified as held for sale	4	(55)
	6,713	6,931

Following the reversal of previous losses in Italy and Spain, all Italian participating funds at 31 December 2013 have a positive UDS balance with the exception of Eurovita (which is held for sale) and a number of smaller funds in Italy. In Spain, all participating funds had positive UDS balances at 31 December 2013.

Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.

In Italy the estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.6% (2012: 6.25%). The embedded value method includes implicit allowance for the time value of options and guarantees. In Spain, the estimation of the recoverable negative UDS balance uses a market-consistent embedded value method.

At 31 December 2013 there was no negative UDS in Spain and consequently testing was not required. The carrying value of UDS was £132 million positive (2012: £95 million positive in aggregate, though certain funds had a negative UDS balance totalling £39 million).

At 31 December 2013, the negative UDS balances in Italy were tested for recoverability and £42 million (£39 million Eurovita) of negative UDS was considered irrecoverable (2012: £130 million, £108 million Eurovita). The remaining carrying value of negative UDS in Italy is £5 million, of which £4 million is in Eurovita. The aggregate UDS balance was £205 million positive at 31 December 2013 (2012: £2 million negative).

44 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £42 million and £1 million (2012: £37 million and £8 million), respectively.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2013 £m	2012 £m
Deferred tax assets	252	220
Deferred tax liabilities	(564)	(1,227)
Net deferred tax liability	(312)	(1,007)
Less: Amounts classified as held for sale	(7)	648
	(319)	(359)

Amounts classified as held for sale include £8 million of deferred tax assets (2012: £32 million) and £1 million of deferred tax liabilities (2012: £680 million).

(ii) The net deferred tax liability arises on the following items:

	2013 £m	2012 £m
Long-term business technical provisions and other insurance items	1,276	2,067
Deferred acquisition costs	(220)	(681)
Unrealised gains on investments	(1,856)	(2,869)
Pensions and other post-retirement obligations	(78)	(135)
Unused losses and tax credits	296	535
Subsidiaries, associates and joint ventures	(8)	(10)
Intangibles and additional value of in-force long-term business	(190)	(363)
Provisions and other temporary differences	468	449
Net deferred tax liability	(312)	(1,007)
Less: Amounts classified as held for sale	(7)	648
	(319)	(359)

(iii) The movement in the net deferred tax liability was as follows:

	2013 £m	Restated 2012 £m
Net liability at 1 January	(1,007)	(933)
Acquisition and disposal of subsidiaries[1]	682	—
Amounts charged to income statement (note 11(a))	(251)	(141)
Amounts credited to other comprehensive income (note 11(b))	271	43
Foreign exchange rate movements	(8)	27
Other movements	1	(3)
Net liability at 31 December	(312)	(1,007)
1	Disposals include the disposal of the US business in 2013 £689 million

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

The Group has unrecognised tax losses and other temporary differences of £777 million (2012: £1,005 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £79 million will expire within the next 20 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised capital losses of £438 million (2012: £652 million). These have no expiry date.

There are no temporary differences in respect of unremitted overseas retained earnings for which deferred tax liabilities have not been recognised at 31 December 2013 (2012: £nil).

45 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2013 £m	2012 £m
Total IAS 19 obligations to main staff pension schemes (Note 46(a))	367	651
Deficits in other staff pension schemes	43	88
Total IAS 19 obligations to staff pension schemes	410	739
Restructuring provisions	140	144
Other provisions	437	423
Total provisions	987	1,306
Less: Amounts classified as held for sale	(3)	(187)
	984	1,119

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation and staff entitlements.

Of the total, £532 million (2012: £901 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

			2013			2012
	Restructuring provisions £m	Other provisions £m	Total £m	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	144	423	567	106	398	504
Additional provisions	222	219	441	236	120	356
Unused amounts reversed	—	(22)	(22)	—	(30)	(30)
Change in the discounted amount arising from passage of time	—	1	1	—	5	5
Charge to income statement	222	198	420	236	95	331
Utilised during the year	(210)	(72)	(282)	(197)	(53)	(250)
Disposal of subsidiaries	(17)	(116)	(133)	—	(3)	(3)
Foreign exchange rate movements	1	4	5	(1)	(14)	(15)
At 31 December	140	437	577	144	423	567

Disposal of subsidiaries in 2013 includes £132 million relating to US Life.

46 – Pension obligations

(a) Introduction

The Group operates a large number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2013 are shown below.

				2013				2012
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets (see b(ii) below)	11,734	431	233	12,398	11,647	406	228	12,281
Present value of defined benefit obligation	(11,185)	(640)	(334)	(12,159)	(10,501)	(777)	(397)	(11,675)
Net surplus/(deficits) in the schemes	549	(209)	(101)	239	1,146	(371)	(169)	606

Surplus included in other assets (note 26)	606	—	—	606	1,257	—	—	1,257
Deficit included in provisions (note 45)	(57)	(209)	(101)	(367)	(111)	(371)	(169)	(651)
	549	(209)	(101)	239	1,146	(371)	(169)	606

This note gives full IAS 19, Employee Benefits, disclosures for the above schemes. The smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 45). Similarly, while the charges to the income statement for the main schemes are shown in section (b)(i) below, the total charges for all pension schemes are disclosed in section (d) below.

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

46 – Pension obligations continued

The number of scheme members was as follows:

	United Kingdom		Ireland		Canada
	2013 Number	2012 Number	2013 Number	2012 Number	2013 Number	2012 Number
Active members	—	—	—	791	—	—
Deferred members	56,009	56,825	2,017	1,246	919	1,022
Pensioners	30,945	30,647	747	723	1,364	1,344
Total members	86,954	87,472	2,764	2,760	2,283	2,366

As noted in section (ii) below, the final salary section of the Irish scheme was closed to future accrual with effect from 30 April 2013. The final salary sections of the UK and Canadian schemes were closed to future accrual in 2011. Closure of the schemes has removed the volatility associated with additional future accrual for active members.

(i) UK schemes

In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme which was retained after the sale of RAC Limited in September 2011. As the defined benefit section of both UK schemes is now closed to both new members and future accrual, existing deferred members and new entrants participate in the defined contribution section of the ASPS. Both schemes operate within the UK pensions’ regulatory framework.

(ii) Other schemes

Following formal consultation, the Group confirmed its decision to close the final salary section of the Irish scheme with effect from 30 April 2013, in addition to making amendments to future pension increases and breaking the link to final salary. The consequential reduction in the liabilities, arising from the plan amendments to future pension increases and the break to final salary has resulted in a negative past service cost (a gain) of £145 million. The Irish scheme is regulated by the Irish Pensions Board.

In Canada, although future accruals ceased with effect from 31 December 2011, the defined benefit components continue to reflect future increases in salary as benefits are based on a member’s best average earnings at a future date. The main Canadian plan is a Registered Pension Plan in Canada and as such is registered with the Canada Revenue Agency and Financial Services Commission of Ontario and is required to comply with the Income Tax of Canada and the various provincial Pension Acts within Canada.

(b) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, Ireland and Canada, are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions.

(i) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ surpluses and deficits comprise:

2013	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus £m
Net surplus in the schemes at 1 January	12,281	(11,675)	606
Current service costs	—	(4)	(4)
Past service costs – amendments[1]	—	142	142
Past service costs – curtailment gain	—	5	5
Administrative expenses[2]	—	(18)	(18)
Total pension cost charged to net operating expenses	—	125	125
Net interest credited/(charged) to investment income/(finance costs)[3]	543	(506)	37
Total recognised in income statement from continuing operations	543	(381)	162

Remeasurements:
Actual return on these assets	366	—	366
Less: Interest income on scheme assets	(543)	—	(543)
Return on scheme assets excluding amounts in interest income	(177)	—	(177)
Losses from change in financial assumptions	—	(730)	(730)
Gains from change in demographic assumptions	—	186	186
Experience gains	—	47	47
Total remeasurements recognised in other comprehensive income from continuing operations	(177)	(497)	(674)

Employer contributions	149	—	149
Employee contributions	1	(1)	—
Benefits paid	(371)	371	—
Administrative expenses paid from scheme assets[2]	(18)	18	—
Foreign exchange rate movements	(10)	6	(4)
Net surplus in the schemes at 31 December	12,398	(12,159)	239
1	Includes £145 million gain relating to plan amendments to the Irish pension scheme.
2	Administrative expenses are expensed as incurred.
3	Net interest income of £57 million has been credited to investment income and net interest expense of £20 million has been charged to finance costs (see Note 8).
4	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

46 – Pension obligations continued

The present value of unfunded post-retirement benefit obligations included in the table above is £118 million at 31 December 2013 (2012: £127 million).

The net surplus in the pension schemes in 2013 was adversely affected by a narrowing of the spread between UK corporate bond yields and gilt yields. This was partly offset by a variety of factors which increased the surplus, including deficit funding contributions, positive equity and property market performance, and reductions to future member benefits.

2012 (Restated)[1]	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus £m
Net surplus in the schemes at 1 January	11,791	(10,527)	1,264
Current service costs	—	(6)	(6)
Past service costs – curtailment gain	—	15	15
Administrative expenses[2]	—	(13)	(13)
Total pension cost charged to net operating expenses	—	(4)	(4)
Net interest credited/(charged) to investment income/(finance costs)[3]	577	(509)	68
Total recognised in income from continuing operations	577	(513)	64

Remeasurements:
Actual return on these assets	611	—	611
Less: Interest income on scheme assets	(577)	—	(577)
Return on scheme assets excluding amounts in interest income	34	—	34
Losses from change in financial assumptions	—	(914)	(914)
Experience losses	—	(100)	(100)
Total remeasurements recognised in other comprehensive income from continuing operations	34	(1,014)	(980)

Employer contributions	250	—	250
Employee contributions	2	(2)	—
Benefits paid	(344)	344	—
Administrative expenses paid from scheme assets[2]	(13)	13	—
Foreign exchange rate movements	(16)	24	8
Net surplus in the schemes at 31 December	12,281	(11,675)	606
1	Following the adoption of the revised IAS 19 “Employee Benefits”, the Group has retrospectively applied the changes to the comparative periods. The key impact of the standard is the replacement of interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate at the beginning of the year. This has resulted in an increase of £150 million recognised in income and a corresponding decrease in remeasurements recognised in other comprehensive income.
2	Administrative expenses are expensed as incurred.
3	Net interest income of £87 million has been credited to investment income and net interest expense of £19 million has been charged to finance costs (see Note 8).
4	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

46 – Pension obligations continued

2011 (Restated)[1]	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	Pension Scheme net Surplus/ (deficits) £m	Adjust for Group insurance policies £m	IAS 19 Pensions net surplus/ (deficits) £m
Net deficit in the schemes at 1 January	11,416	(11,419)	(3)	(1,445)	(1,448)
Current service costs	—	(35)	(35)	—	(35)
Administrative expenses[2]	—	(16)	(16)	—	(16)
Total pension cost charged to net operating expenses from continuing operations	—	(51)	(51)	—	(51)
Total pension cost charged to net operating expenses from discontinuing operations	—	(7)	(7)	—	(7)
Total pension cost charged to net operating expenses	—	(58)	(58)	—	(58)

Net Interest credited/(charged) to investment income/(finance costs) from continuing operations[3]	549	(539)	10	—	10
Net Interest credited/(charged) to investment income/(finance costs) from discontinued operations	19	(26)	(7)	(19)	(26)
Net Interest credited/(charged) to investment income/(finance costs)	568	(565)	3	(19)	(16)
Total recognised in income statement from continuing operations	549	(590)	(41)	—	(41)
Total recognised in income statement from discontinued operations	19	(33)	(14)	(19)	(33)
Total recognised in income statement	568	(623)	(55)	(19)	(74)

Remeasurements:
Actual return on these assets	1,815	—	1,815	—	1,815
Less: Interest income on scheme assets	(549)	—	(549)	—	(549)
Return on scheme assets excluding amounts in interest income	1,266	—	1,266	—	1,266
Losses from change in financial assumptions	—	(261)	(261)	—	(261)
Losses from change in demographic assumptions	—	(60)	(60)	—	(60)
Experience losses	—	(46)	(46)	—	(46)
Total remeasurements recognised in other comprehensive income from continuing operations	1,266	(367)	899	—	899
Total remeasurements recognised in other comprehensive income from discontinued operations	(22)	11	(11)	22	11
Total remeasurements recognised in other comprehensive income	1,244	(356)	888	22	910

Employer contributions	452	—	452	(66)	386
Employee contributions	12	(12)	—	(9)	(9)
Benefits paid	(340)	340	—	15	15
Administrative expenses paid from scheme assets[2]	(16)	16	—	—	—
Disposals	(23)	30	7	—	7
Deconsolidation of Delta Lloyd	(1,589)	1,558	(31)	1,582	1,551
Foreign exchange rate movements	67	(61)	6	(80)	(74)
Net surplus in the schemes at 31 December	11,791	(10,527)	1,264	—	1,264
1	Following the adoption of the revised IAS 19 “Employee Benefits”, the Group has retrospectively applied the changes to the comparative periods. The key impact of the standard is the replacement of interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate at the beginning of the year. This has resulted in an increase of £97 million recognised in income and a corresponding decrease in remeasurements recognised in other comprehensive income.
2	Administrative expenses are expensed as incurred.
3	Net interest income of £32 million has been credited to investment income and net interest expense of £22 million has been charged to finance costs (see Note 8).

46 – Pension obligations continued

(ii) Scheme assets

Scheme assets are stated at their fair values at 31 December 2013. Total scheme assets are comprised in the UK, Ireland and Canada as follows:

	2013				2012
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds[1]
Fixed interest government	1,500	139	69	1,708	1,601	130	76	1,807
Fixed interest corporate	2,776	10	60	2,846	2,595	14	45	2,654
Index-linked	4,502	112	—	4,614	4,492	116	—	4,608
Equities	900	99	81	1,080	909	87	92	1,088
Property	1,074	13	—	1,087	914	12	—	926
Cash	518	1	21	540	514	44	13	571
Derivatives	225	55	—	280	386	1	—	387
Other[1]	239	2	2	243	236	2	2	240
Total fair value of assets	11,734	431	233	12,398	11,647	406	228	12,281
1	£179 million of transferrable insurance policies with other Group companies in the UK, previously disclosed within bonds, has been reclassified to other assets for 2012.

Total scheme assets are analysed by those that have a quoted market price in an active market and those that do not as follows:

	2013			2012
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds[1]
Fixed interest government	808	900	1,708	1,566	241	1,807
Fixed interest corporate	10	2,836	2,846	7	2,647	2,654
Index-linked	3,864	750	4,614	2,698	1,910	4,608
Equities	409	671	1,080	484	604	1,088
Property	—	1,087	1,087	—	926	926
Cash	540	—	540	571	—	571
Derivatives	88	192	280	15	372	387
Other[1]	—	243	243	—	240	240
Total fair value of assets	5,719	6,679	12,398	5,341	6,940	12,281
1	£179 million of transferrable insurance policies with other Group companies in the UK, previously disclosed within bonds, has been reclassified to other assets for 2012.

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £868 million (2012: £616 million) and transferrable insurance policies with other Group companies of £177 million (2012: £179 million) in ASPS. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in ‘Other’.

(iii) Assumptions on scheme liabilities

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of the standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2013.

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

Financial assumptions

The main financial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK		Ireland		Canada
	2013	2012	2013	2012	2013	2012
Inflation rate[1]	3.4%/2.3%	3.0%/2.2%	2.0%	2.0%	2.5%	2.5%
General salary increases[2]	5.2%	4.8%	3.5%	3.5%	3.0%	3.0%
Pension increases[1]	3.4%/2.3%	3.0%/2.2%	0.5%	2.0%	1.25%	1.25%
Deferred pension increases[1]	3.4%/2.3%	3.0%/2.2%	2.0%	2.0%	—	—
Discount rate	4.4%	4.5%	3.6%	3.5%	4.75%	3.75%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds		AA-rated corporate bonds
1	For UK schemes, assumption provided for RPI/CPI.
2	In the UK, the only remaining linkage between pension benefits and general salary increases is in respect of a small amount of Guaranteed Minimum Pensions benefits that increases, in line with National Average Earnings.

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high-quality debt instruments taking account of the maturities of the defined benefit obligations.

46 – Pension obligations continued

Mortality assumptions

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

The mortality tables, average life expectancy and pension duration used at 31 December 2013 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK– ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.6	91.5	90.8	92.6
			(29.6)	(31.5)	(30.8)	(32.6)
– RAC	SAPS series 1, including allowances for future improvement	65	88.0	90.6	89.8	92.2
			(23.0)	(25.6)	(24.8)	(27.2)
Ireland	89% PNA00 with allowance for future improvements	61	87.6	90.8	90.5	93.6
			(26.6)	(29.8)	(29.5)	(32.6)
Canada	Canadian Pensioner Mortality – RPP2014	65	87.5	89.0	89.5	90.5
			(22.5)	(24.0)	(24.5)	(25.5)

The assumptions above are based on commonly used mortality tables. The tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgment is required in setting this assumption. In the UK schemes, which are the most material to the Group, the allowance for future mortality improvement is per the actuarial professions CMI 2012 model, with assumed long term rates of improvement of 1.75% p.a. for males, and 1.50% p.a. for females.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, inflation rate and mortality. The sensitivities analyses below have been determined based on reasonably possible changes of the respective assumptions, holding all other assumptions constant. The following table summarises how the defined benefit obligation of £12,159 million (2012: £11,675 million) would have increased (decreased) as a result of the change in the respective assumptions:

Impact on present value of defined benefit obligation

	Discount rate +1% £m	Discount rate -1% £m	Inflation rate +1% £m	Inflation rate -1% £m	1 year younger[1] £m
Impact on present value of defined benefit obligation at 31 December 2013	(1,968)	2,616	2,388	(1,824)	324
Impact on present value of defined benefit obligation at 31 December 2012	(1,954)	2,591	2,334	(1,790)	293
1	The effect of assuming all members in the schemes were one year younger.

The sensitivity analyses presented above may not be representative as in practice it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, the present value of the defined benefit obligation has been calculated using the projected unit credit method, which is the same as that applied in calculating the defined benefit obligation liability recognised within the consolidated statement of financial position.

Maturity profile of the defined benefit obligation

The discounted scheme liabilities have an average duration of 20 years in ASPS, 19 years in the RAC scheme, 20 years in the Irish scheme and 12 years in the Canadian scheme. The expected undiscounted benefits payable from the main UK defined benefit scheme, ASPS, is shown in the chart below:

46 – Pension obligations continued

(iv) Risk management and asset allocation strategy

As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet those objectives, each scheme’s assets are invested in a portfolio consisting primarily (nearly 75%) of debt securities, as detailed in section (b)(ii). The investment strategy will continue to evolve over time and is expected to match to the liability profile increasingly closely.

Main UK scheme

The Company works closely with the trustee, who is required to consult it on the investment strategy.

Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. On 5 March 2014, ASPS entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities. The swap transfers longevity risk to three external reinsurers.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

(v) Funding

Formal actuarial valuations normally take place every three years and where there is a deficit, the Company and the trustee would agree a deficit recovery plan. The assumptions adopted for triennial actuarial valuations are determined by the trustee and agreed with the Company and are normally more prudent than the assumptions adopted for IAS19 purposes, which are best estimate.

For ASPS, following the latest formal actuarial valuation (with an effective date of 31 March 2012) a new deficit recovery plan was agreed, to make good the deficit over a period of time, consistent with the requirements of the UK pension regulations. Under this agreement, the deficit funding payment for the next annual period is estimated to be £252 million (of which £98 million relates to contributions deferred from 2013). As at 31 December 2013, the funding deficit was estimated at £0.6 billion.

Total employer contributions for all schemes in 2014 are currently expected to be £380 million, which includes the £98 million of deficit funding contributions deferred for ASPS from 2013.

(c) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 2% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2014. The amount recognised as an expense for defined contribution schemes is shown section (d) below.

(d) Charge to staff costs in the income statement

The total pension (credit)/charge to staff costs for all of the Group’s defined benefit and defined contribution schemes were:

	2013 £m	2012 £m	2011 £m
Continuing operations
UK defined benefit schemes	19	12	36
Overseas defined benefit schemes[1]	(147)	7	22
Total defined benefit schemes	(128)	19	58
UK defined contribution schemes	90	91	75
Overseas defined contribution schemes	17	11	11
Total defined contribution schemes	107	102	86
Total (credit)/charge from continuing operations	(21)	121	144
Total charge from discontinuing operations	9	5	16
Total (credit)/charge for pension schemes	(12)	126	160
1	Includes £145 million gain relating to plan amendments to the Irish Scheme.

There were no significant contributions payable or prepaid in the consolidated statement of financial position as at either 31 December 2013 or 2012.

47 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2013 £m	Restated[1] 2012 £m
Core structural borrowings, at amortised cost	5,125	5,139
Operational borrowings, at amortised cost	1,410	1,853
Operational borrowings, at fair value	1,313	1,332
	2,723	3,185
	7,848	8,324
Less: Amounts classified as held for sale	(29)	(145)
	7,819	8,179
1	Restated for the adoption of IFRS 10. See note 1 for further details.

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

				2013				2012
	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	692	—	692	—	691	—	691
5.250% €650 million subordinated notes 2023	—	—	—	—	—	527	—	527
5.700% €500 million undated subordinated notes	415	—	—	415	404	—	—	404
6.125% £800 million undated subordinated notes	793	—	—	793	792	—	—	792
6.125% €650 million subordinated notes 2043	—	537	—	537	—	—	—	—
6.875% £400 million subordinated notes 2058	—	395	—	395	—	395	—	395
6.875% £200 million subordinated notes 2058	—	199	—	199	—	199	—	199
6.875% €500 million subordinated notes 2018	—	415	—	415	—	404	—	404
10.6726% £200 million subordinated notes 2019	—	200	—	200	—	200	—	200
10.464% €50 million subordinated notes 2019	—	42	—	42	—	40	—	40
8.25% $400 million subordinated notes 2041	—	236	—	236	—	239	—	239
6.625% £450 million subordinated notes 2041	—	446	—	446	—	446	—	446
	1,208	3,162	—	4,370	1,196	3,141	—	4,337
Debenture Loans
9.5% guaranteed bonds 2016	—	—	199	199	—	—	199	199
	—	—	199	199	—	—	199	199
Commercial paper	—	—	556	556	—	—	603	603
Total	1,208	3,162	755	5,125	1,196	3,141	802	5,139

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’. All the above borrowings are stated at amortised cost.

As described in note 56, the Group has designated a portion of its euro denominated debt as a hedge of the net investment in its European subsidiaries. The carrying value of the debt, included in the table above, at 31 December 2013 was £1,428 million (2012: £1,741 million).

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2013			2012
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	556	314	870	603	307	910
1 to 5 years	200	1,204	1,404	200	1,197	1,397
5 to 10 years	242	1,348	1,590	241	1,342	1,583
10 to 15 years	—	1,341	1,341	527	1,192	1,719
Over 15 years	4,165	2,950	7,115	3,608	2,610	6,218
Total contractual undiscounted cash flows	5,163	7,157	12,320	5,179	6,648	11,827

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million (2012: £72 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

47 – Borrowings continued

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2013 £m	Restated[1] 2012 £m
Amounts owed to financial institutions
Loans	1,410	1,853
Securitised mortgage loan notes
UK lifetime mortgage business	1,313	1,332
Total	2,723	3,185
1	Restated for the adoption of IFRS 10. See note 1 for further details.

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,313 million (2012: £1,332 million). These loan notes are carried at fair value, their values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as either ‘Level 2’ or ‘Level 3’ in the fair value hierarchy, depending on whether observable market prices are available for the loan note. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 22.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2013			Restated[1] 2012
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	558	81	639	725	64	789
1 to 5 years	659	330	989	951	259	1,210
5 to 10 years	437	396	833	399	364	763
10 to 15 years	707	306	1,013	611	284	895
Over 15 years	766	125	891	940	291	1,231
Total contractual undiscounted cash flows	3,127	1,238	4,365	3,626	1,262	4,888
1	Restated for the adoption of IFRS 10. See note 1 for further details.

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%
£450 million	26 May 2011	3 June 2041	3 June 2021	6 Month LIBOR + 4.136%
$400 million	22 November 2011	1 December 2041	1 December 2016	8.25%(fixed)
€650 million	5 July 2013	5 July 2043	5 July 2023	5 year EUR mid-swaps + 5.13%

Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2013 was £4,707 million (2012: £4,435 million), calculated with reference to quoted prices.

On 28 February 2014, the Company notified the respective holders of the £200 million subordinated notes due 2019 and the €50 million subordinated notes due 2019 that it would redeem each of the notes on their respective first call dates in April 2014.

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

All these borrowings are at fixed rates and their fair value at 31 December 2013 was £236 million (2012: £246 million), calculated with reference to quoted prices.

47 – Borrowings continued

(iii) Commercial paper

The commercial paper consists of £556 million issued by the Company (2012: £603 million) and is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Loans

Loans comprise:

	2013 £m	Restated[1] 2012 £m
Non-recourse
Loans to property partnerships (see (a) below)	804	989
Loans to Irish investment funds (see (b) below)	7	20
UK Life reassurance (see (c) below)	208	257
Other non-recourse loans (d)	288	336
	1,307	1,602
Other loans (see (e) below)	103	251
	1,410	1,853
1	Restated for the adoption of IFRS10. See note 1 for further details.

(a) As explained in accounting policy D, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Group. Loans of £804 million (2012: £989 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

(b) There is one Irish policyholder investment fund, which has been fully consolidated in accordance with accounting policy D, that has raised external borrowings. The borrowings are secured on the fund, with the only recourse on default being the underlying investments in this fund. The lender has no recourse whatsoever to the shareholders’ funds of any companies in the Aviva Group. The loan runs for a period of five years, with the interest rate fixed quarterly based on a fixed margin above the euro inter-bank rate.

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

(d) Other non-recourse loans primarily include external debt raised by special purpose vehicles in the UK long-term business. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Group.

(e) Other loans include external debt raised by overseas long-term businesses to fund operations.

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK. Details are given in note 22.

47 – Borrowings continued

(e) Movements during the year

Movements in borrowings during the year were:

			2013			Restated[1] 2012
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,137	184	2,321	2,200	452	2,652
Repayment of borrowings, including commercial paper	(2,179)	(347)	(2,526)	(2,295)	(347)	(2,642)
Net cash (outflow)/inflow	(42)	(163)	(205)	(95)	105	10
Impact of the adoption of IFRS 10[1]	—	—	—	—	(15)	(15)
Foreign exchange rate movements	24	(42)	(18)	(54)	(130)	(184)
Loans repaid for non-cash consideration[2]	—	(183)	(183)	—	—	—
Fair value movements	—	(4)	(4)	—	43	43
Amortisation of discounts and other non-cash items	5	(21)	(16)	1	(13)	(12)
Movements in debt held by Group companies[3]	(1)	(49)	(50)	32	—	32
Movements in the year	(14)	(462)	(476)	(116)	(10)	(126)
Balance at 1 January	5,139	3,185	8,324	5,255	3,195	8,450
Balance at 31 December	5,125	2,723	7,848	5,139	3,185	8,324
1	Comprises the impact of adoption of IFRS 10 on prior year comparatives and the resulting consolidation and deconsolidation of entities based on the revised definition and criteria of control outlined in accounting Policy (D). See note 1 for further details
2	Includes borrowings disposed of / repaid as part of the disposal of the US business in 2013 of £179 million.
3	Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2012 and 2013 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to them, of which £750 million (2012: £750 million) is used to support the commercial paper programme:

	2013 £m	2012 £m
Expiring within one year	400	420
Expiring beyond one year	1,100	1,725
	1,500	2,145

48 – Payables and other financial liabilities

This note analyses our payables and other financial liabilities at the end of the year.

	2013 £m	Restated[1] 2012 £m
Payables arising out of direct insurance	1,115	1,234
Payables arising out of reinsurance operations	398	426
Deposits and advances received from reinsurers	145	318
Bank overdrafts	493	566
Derivative liabilities	1,188	1,751
Amounts due to brokers for investment purchases	164	135
Obligations for repayment of cash collateral received (notes 24(d) (i) & 56(c))	3,958	4,460
Other financial liabilities	1,747	1,616
Total	9,208	10,506
Less: Amounts classified as held for sale	(14)	(1,108)
	9,194	9,398
Expected to be settled within one year	8,579	8,582
Expected to be settled in more than one year	615	816
	9,194	9,398
1	Restated for the adoption of IFRS10. See note 1 for further details.

Bank overdrafts amount to £77 million (2012: £194 million) in life business operations and £416 million (2012: £372 million) in general insurance business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

49 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2013 £m	Restated[1] 2012 £m
Deferred income	177	319
Reinsurers’ share of deferred acquisition costs	11	11
Accruals	1,386	1,138
Other liabilities	930	1,109
Total	2,504	2,577
Less: Amounts classified as held for sale	(32)	(735)
	2,472	1,842
Expected to be settled within one year	2,145	1,457
Expected to be settled in more than one year	327	385
	2,472	1,842
1	Restated for the adoption of IFRS10. See note 1 for further details.

50 – Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions

Note 38 gives details of the estimation techniques used by the Group to determine the general insurance business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. However, the actual cost of settling these liabilities may differ, for example because experience may be worse than that assumed, or future general insurance business claims inflation may differ from that expected, and hence there is uncertainty in respect of these liabilities.

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

(c) Guarantees on long-term savings products

As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and investment products. Note 40 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. A number of the Group’s UK subsidiaries are “dual regulated” (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation)) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation). Between them, the PRA and FCA have broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers, but in some cases they also operate a system of ‘prior product approval’.

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

50 – Contingent liabilities and other risk factors continued

(e) Structured settlements

The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Company’s maximum exposure to credit risk for these types of arrangements is approximately $1,119 million as at 31 December 2013 (2012: $1,145 million, 2011: $1,085 million). Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the life insurance industry compensation plan. As at 31 December 2013, no information has come to the Company’s attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

(f) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation or regulatory action. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.

There are a number of charges registered over the assets of Group companies in favour of other Group companies or third parties. In addition, certain of the Company’s assets are charged in favour of certain of its subsidiaries as security for intra-Group loans.

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

51 – Commitments

This note gives details of our commitments to capital expenditure and under operating leases.

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property and property and equipment, which have not been recognised in the financial statements, are as follows:

	2013 £m	2012 £m
Investment property	3	6
Property and equipment	24	36
	27	42

Contractual obligations for future repairs and maintenance on investment properties are £nil (2012: £nil). Note 16 sets out the commitments the Group has to its joint ventures.

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2013 £m	2012 £m
Within 1 year	252	269
Later than 1 year and not later than 5 years	807	832
Later than 5 years	1,307	1,570
	2,366	2,671

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2013 £m	2012 £m
Within 1 year	111	136
Later than 1 year and not later than 5 years	357	421
Later than 5 years	575	587
	1,043	1,144
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	45	53

52 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

52 – Group capital structure continued

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2013 Capital employed IFRS basis £m	2012 Capital employed IFRS basis £m
Life business
United Kingdom	5,237	4,911
Ireland	595	735
United Kingdom & Ireland	5,832	5,646
France	2,366	2,119
Poland	380	336
Italy	1,108	1,276
Spain	769	1,113
Other Europe	93	155
Europe	4,716	4,999
Asia	676	784
	11,224	11,429
General insurance & health
United Kingdom	3,725	3,653
Ireland	421	355
United Kingdom & Ireland	4,146	4,008
France	570	562
Italy	269	242
Other Europe	43	57
Europe	882	861
Canada	925	1,039
Asia	33	41
	5,986	5,949
Fund Management	237	225
Corporate & Other Business[1]	(1,305)	(1,471)
Total capital employed (excluding United States)	16,142	16,132
United States	—	367
Total capital employed (including United States)	16,142	16,499
Financed by
Equity attributable to ordinary shareholders	7,964	8,204
Non-controlling interests	1,471	1,574
Direct capital instruments & fixed rate tier 1 notes	1,382	1,382
Preference shares	200	200
Subordinated debt	4,370	4,337
External debt	755	802
Total capital employed	16,142	16,499
Less: Goodwill & other intangibles (net of tax & non-controlling interests)[2]	(2,204)	(2,523)
Total tangible capital employed	13,938	13,976
Total debt[3]	6,957	6,971
Tangible debt leverage	50%	50%
1	Corporate and other business includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management mechanisms in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
— Certain subsidiaries, subject to satisfying standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s-length criteria and all interest payments are made when due.
2	Goodwill and intangibles comprise £1,480 million (2012: £1,703 million) of goodwill in subsidiaries, £1,068 million (2012: £1,090 million) of intangibles in subsidiaries and £60 million (2012: £132 million) of goodwill and intangibles in joint ventures, net of deferred tax liabilities of £(189) million (2012: £(188) million) and the non-controlling interest share of intangibles of £(215) million (2012: £(214) million).
3	Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva Plc preference share capital and core structural borrowings. In addition General Accident plc preference share capital of £250 million within non-controlling interests has been included.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At the end of 2013 we had £16.1 billion (2012: £16.5 billion) of total capital employed in our trading operations measured on an IFRS basis.

In July 2013 we issued €650 million of Lower Tier 2 subordinated debt callable in 2023. This was used to repay a €650 million Lower Tier 2 subordinated debt instrument at its first call date, in October 2013. On a net basis, these transactions did not impact on Group IGD solvency and Economic Capital measures. Financial leverage, the ratio of external senior and subordinated debt to tangible capital employed was 50% (2012: 50%).

At the end of 2013 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,573 million (2012: £7,260 million), with a weighted average cost, post tax, of 3.8% (2012: 4.4%). The Group Weighted Average Cost of Capital (WACC) is 6.6% (2012: 6.3%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 2013 was 8.3% (2012: 7.5%) based on a risk free rate of 3% (2012: 1.9%), an equity risk premium of 4.0% (2012: 4.0%) and a market beta of 1.3 (2012: 1.4).

53 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2013 £m	Restated[1,2] 2012 £m	Restated[2] 2011 £m
Profit before tax from continuing operations	1,472	396	470
Adjustments for:
Share of (profits)/loss of joint ventures and associates	(120)	255	123
Dividends received from joint ventures and associates	47	48	71
(Profit)/loss on sale of:
Investment property	2	(7)	(8)
Property and equipment	—	—	(4)
Subsidiaries, joint ventures and associates	(115)	164	(565)
Investments	(3,047)	(1,167)	(1,340)
	(3,160)	(1,010)	(1,917)
Fair value (gains)/losses on:
Investment property	(184)	475	(148)
Investments	(1,525)	(12,418)	5,488
Borrowings	(4)	43	1
	(1,713)	(11,900)	5,341
Depreciation of property and equipment	31	42	54
Equity compensation plans, equity settled expense	37	42	48
Impairment and expensing of:
Goodwill on subsidiaries	48	109	160
Financial investments, loans and other assets	32	46	95
Acquired value of in-force business and intangibles	14	122	49
Non-financial assets	—	—	1
	94	277	305
Amortisation of:
Premium or discount on debt securities	144	105	82
Premium or discount on borrowings	(16)	(12)	3
Premium or discount on non participating investment contracts	8	20	45
Financial instruments	194	64	7
Acquired value of in-force business and intangibles	110	121	137
	440	298	274
Change in unallocated divisible surplus	(280)	6,316	(2,721)
Interest expense on borrowings	589	634	689
Net finance charge on pension schemes	(37)	(68)	(10)
Foreign currency exchange gains	(187)	(128)	35

Changes in working capital
(Increase) in reinsurance assets	(571)	(416)	(611)
Decrease in deferred acquisition costs	90	216	45
Increase in insurance liabilities and investment contracts	3,983	4,325	550
Increase in other assets and liabilities	5,114	2,021	1,123
	8,616	6,146	1,107
Net purchases of operating assets
Purchases of investment property	(370)	(839)	(1,211)
Proceeds on sale of investment property	1,115	1,141	717
Net (purchases)/sales of financial investments	(4,033)	1,231	(3,264)
	(3,288)	1,533	(3,758)
Cash generated from operating activities – continuing operations	2,541	2,881	111
Cash generated from operating activities – discontinued operations[3]	1,950	46	27
Total cash generated from operating activities	4,491	2,927	138
1	Restated for the adoption of IFRS10. See note 1 for further details.
2	Restated for the adoption of revised IAS 19. See note 1 for further details.
3	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013) and in 2011 also includes the results of Delta Lloyd up to 6 May 2011. For further details see note 4.

Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of the Group’s balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one year to another. Shareholder cash at 31 December 2013 is at £8.3 billion (2012: £9.0 billion).

Purchases and sales of operating assets, including financial investments, are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. During the year, the net operating cash inflow reflects a number of factors, including the level of premium income and the timing of receipts of premiums and the payment of creditors, claims and surrenders. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

53 – Statement of cash flows continued

(b) Cash flows in respect of, and additions to, the acquisition of subsidiaries, joint ventures and associates comprised:

	2013 £m	2012 £m	2011 £m
Cash consideration for subsidiaries, joint ventures and associates acquired and additions	1	136	114
Less: Cash and cash equivalents acquired with subsidiaries	(1)	(7)	—
Cash flows on acquisitions and additions – continuing operations	—	129	114
Cash flows on acquisitions and additions – discontinued operations	—	—	—
Total cash flow on acquisitions and additions	—	129	114

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates comprised:

	2013 £m	2012 £m	2011 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	817	442	988
Less: Net cash and cash equivalents divested with subsidiaries	(440)	(21)	(111)
Cash flows on disposals – continuing operations	377	421	877
Cash flows on disposal – discontinued operations	(1,582)	—	(502)
Total cash flow on disposals	(1,205)	421	375

The above figures form part of cash flows from investing activities.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2013 £m	Restated[1] 2012 £m	2011 £m
Cash at bank and in hand	12,314	12,898	8,854
Cash equivalents	13,036	11,121	14,215
	25,350	24,019	23,069
Bank overdrafts	(493)	(566)	(668)
	24,857	23,453	22,401
1	Restated for the adoption of IFRS10. See note 1 for further details.

Cash and cash equivalents reconciles to the statement of financial position as follows:

	2013 £m	Restated[1] 2012 £m	2011 £m
Cash and cash equivalents (excluding bank overdrafts)	25,350	24,019	23,069
Less: Assets classified as held for sale	(351)	(917)	(26)
	24,999	23,102	23,043
1	Restated for the adoption of IFRS10. See note 1 for further details.

54 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources, which includes available capital resources of subsidiaries classified as held for sale in the Group IFRS statement of financial position still included in the Group’s available capital resources at 31 December 2013.

Available capital resources

	Old with- profit sub-fund £m	New with-profit sub-fund £m	With- profit sub- fund[5] £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations[6] £m	2013 Total £m	2012 Total £m
Total shareholders' funds	3	(19)	35	19	5,198	5,217	5,876	11,093	(76)	11,017	11,360
Other sources of capital[1]	—	—	—	—	200	200	43	243	4,170	4,413	4,380
Unallocated divisible surplus[2]	323	—	1,397	1,720	26	1,746	4,963	6,709	—	6,709	6,986
Adjustments onto a regulatory basis:
Shareholders' share of accrued bonus	(27)	128	(190)	(89)	—	(89)	—	(89)	—	(89)	(304)
Goodwill and other intangibles[3]	—	—	—	—	(146)	(146)	(1,017)	(1,163)	(1,445)	(2,608)	(3,410)
Regulatory valuation and admissibility restrictions[4]	64	1,189	268	1,521	(2,485)	(964)	867	(97)	(789)	(886)	23
Total available capital resources	363	1,298	1,510	3,171	2,793	5,964	10,732	16,696	1,860	18,556	19,035
Analysis of liabilities:
Participating insurance liabilities	1,746	12,723	9,803	24,272	100	24,372	20,726	45,098	—	45,098	49,473
Unit-linked liabilities	—	—	—	—	3,639	3,639	5,075	8,714	—	8,714	9,936
Other non-participating life insurance	352	2,618	476	3,446	33,410	36,856	5,591	42,447	—	42,447	73,123
Amounts classified as held for sale	—	—	—	—	—	—	(106)	(106)	—	(106)	(34,446)
Total insurance liabilities	2,098	15,341	10,279	27,718	37,149	64,867	31,286	96,153	—	96,153	98,086
Participating investment liabilities	667	3,057	6,098	9,822	2,606	12,428	58,200	70,628	—	70,628	66,849
Non-participating investment liabilities	(3)	(19)	—	(22)	38,429	38,407	9,733	48,140	—	48,140	47,699
Amounts classified as held for sale	—	—	—	—	—	—	(2,710)	(2,710)	—	(2,710)	(4,054)
Total investment liabilities	664	3,038	6,098	9,800	41,035	50,835	65,223	116,058	—	116,058	110,494
Total liabilities	2,762	18,379	16,377	37,518	78,184	115,702	96,509	212,211	—	212,211	208,580
1	Other sources of capital include subordinated debt of £4,370 million issued by Aviva and £43 million of other qualifying capital issued by Italian and Spanish subsidiary and associate undertakings.
2	Unallocated divisible surplus for overseas life operations is included gross of minority interest and amounts disclosed include balances classified as held for sale.
3	Goodwill and other intangibles includes goodwill of £60 million in joint ventures and associates, and amounts disclosed include balances classified as held for sale.
4	Includes an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
5	Includes the Provident Mutual with-profit fund.
6	Other operations include general insurance and fund management business.

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2013

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	291	907	1,836	3,034	2,688	5,722	12,360	18,082
Effect of new business	3	(191)	(4)	(192)	158	(34)	(102)	(136)
Expected change in available capital resources	5	134	164	303	261	564	627	1,191
Variance between actual and expected experience	38	75	(220)	(107)	(119)	(226)	(348)	(574)
Effect of operating assumption changes	(3)	2	(24)	(25)	86	61	143	204
Effect of economic assumption changes	26	80	363	469	—	469	165	634
Effect of changes in management policy	1	260	(597)	(336)	119	(217)	(3)	(220)
Transfers, acquisitions and disposals	—	—	—	—	—	—	(2,082)	(2,082)
Foreign exchange movements	—	—	—	—	—	—	216	216
Other movements	2	31	(8)	25	(400)	(375)	(244)	(619)
Available capital resources at 31 December	363	1,298	1,510	3,171	2,793	5,964	10,732	16,696

Further analysis of the movement in the liabilities of the long-term business can be found in notes 38 and 39.

The analysis of movements in capital provides an explanation of the movement in available capital of the Group’s life business for the year. This analysis is intended to give an understanding of the underlying causes of changes in the available capital of the Group’s life business, and provides a distinction between some of the key factors affecting the available capital.

The negative shareholders’ funds balance within NWPSF arises as a result of regulatory valuation and admissibility differences in the reattributed estate which is valued on a realistic regulatory basis compared to the disclosure on an IFRS basis.

NWPSF is fully supported by the reattributed estate of £1,105 million (this is known as RIEESA) at 31 December 2013 (31 December 2012: £748 million) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations) in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis, therefore it forms part of the NWPSF available capital resources.

54 – Capital statement continued

The with-profit funds and the RIEESA use internal hedging to limit the impacts of equity market volatility.

In aggregate, the Group has at its disposal total available capital of £18.6 billion (2012: £19.0 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.2 billion (2012: £3.0 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.

For the remaining life and general insurance operations, the total available capital amounting to £15.4 billion (2012: £16 billion) is higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

The total available capital of £18.6 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently and includes the Group’s unallocated divisible surplus of overseas life operations. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from Aviva Life Holdings UK Limited to Aviva Annuity Limited to provide capital to support the writing of new business.

The available capital of the Group’s with-profit funds is determined in accordance with the ‘Realistic balance sheet’ regime prescribed by the PRA’s regulations, under which liabilities to policyholders include both declared bonuses and the constructive obligation for future bonuses not yet declared. The available capital resources include an estimate of the value of their respective estates, included as part of the unallocated divisible surplus. The estate represents the surplus in the fund that is in excess of any constructive obligation to policyholders. It represents capital resources of the individual with-profit fund to which it relates and is available to meet regulatory and other solvency requirements of the fund and, in certain circumstances, additional liabilities may arise.

The liabilities included in the balance sheet for the with-profit funds do not include the amount representing the shareholders’ portion of future bonuses. However, the shareholders’ portion is treated as a deduction from capital that is available to meet regulatory requirements and is therefore shown as a separate adjustment in the capital statement.

In accordance with the PRA’s regulatory rules under its realistic capital regime, the Group is required to hold sufficient capital in its UK life with-profit funds to meet the PRA capital requirements, based on the risk capital margin (RCM). The determination of the RCM depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of particular adverse changes in market conditions.

						31 December 2013	31 December 2012
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	15.6	(15.6)	—	1.1	(0.2)	0.9	0.3
OWPSF	2.8	(2.4)	0.4	—	(0.1)	0.3	0.2
WPSF[4]	16.9	(15.4)	1.5	—	(0.3)	1.2	1.3
Aggregate	35.3	(33.4)	1.9	1.1	(0.6)	2.4	1.8
1	These realistic liabilities include the shareholders’ share of accrued bonuses of £0.1 billion (31 December 2012: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of accrued bonuses are £33.4 billion (31 December 2012: £36.0 billion).These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively (31 December 2012: £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2012 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3	This represents the reattributed estate of £1.1 billion at 31 December 2013 (31 December 2012: £0.7 billion) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations).
4	The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.5 billion and therefore does not impact the realistic inherited estate.

Under the PRA regulatory regime, UK life with-profits business is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives (regulatory peak) and the PRA realistic bases (realistic peak) described above.

For UK non-participating business, the relevant capital requirement is the minimum solvency requirement determined in accordance with PRA regulations. The available capital reflects the excess of regulatory basis assets over liabilities before deduction of capital resources requirement.

For UK general insurance businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the PRA requirements.

For overseas businesses in the European Economic Area (EEA), Canada, Hong Kong and Singapore, the available capital and the minimum requirement are calculated under the locally applicable regulatory regimes. The businesses outside these territories are subject to the PRA rules for the purposes of calculation of available capital and capital resource requirement.

For fund management and other businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the local regulator’s requirements for the specific class of business.

54 – Capital statement continued

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

55 – Risk management

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

A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.

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

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group’s position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk and Reputation Committee (ORRC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

55 – Risk management continued

Further information on the types and management of specific risk types is given in sections (b) - (j) below.

The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva’s framework.

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

As at 31 December 2013	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale £m	Less : Amounts classified as held for sale £m	Carrying value £m
Debt securities	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	126,805	(2,420)	124,385
Reinsurance assets	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	7,257	(37)	7,220
Other investments	—	0.3%	0.7%	1.0%	0.1%	97.9%	31,451	(201)	31,250
Loans	3.8%	12.1%	1.2%	—	0.3%	82.6%	23,879	—	23,879
Total							189,392	(2,658)	186,734

As at 31 December 2012 (Restated1)	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale £m	Less : Amounts classified as held for sale £m	Carrying value £m
Debt securities	24.4%	16.9%	23.9%	25.4%	4.2%	5.2%	161,777	(33,617)	128,160
Reinsurance assets	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	7,567	(883)	6,684
Other investments	0.1%	0.2%	2.4%	2.1%	1.6%	93.6%	29,068	(1,550)	27,518
Loans	5.8%	8.2%	1.2%	0.1%	0.7%	84.0%	27,934	(3,397)	24,537
Total							226,346	(39,447)	186,899
1	Restated for the adoption of IFRS10. See note 1 for further details.

The Group's maximum exposure to credit risk of financial assets, without taking collateral into account, is represented by the carrying value of the financial instruments in the statement of financial position. These comprise debt securities, reinsurance assets, derivative assets, loans and receivables. The carrying values of these assets are disclosed in the relevant notes: financial investments (note 24), reinsurance assets (note 41), loans (note 21) and receivables (note 25). The collateral in place for these credit exposures is disclosed in note 57; Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.

Additional information in respect to collateral is provided in notes 21(c) and notes 24(d)(i).

To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

(ii) Financial exposures to peripheral European countries and worldwide banks

Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2013 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Ireland, Portugal, Italy and Spain, which has been offset by an increase in market values. Information on our exposures to peripheral European sovereigns and banks is provided in notes 24(e) and 24(f). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets. However, in the light of the improving economic situation in Ireland, we plan to allow a modest increase in our exposure to Irish sovereign debt during 2014.

55 – Risk management continued

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

(v) Credit concentration risk

The long-term and general insurance businesses are generally not individually exposed to concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets is approximately 1.9% of the total shareholder assets (gross of ‘held for sale’).

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

The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2013, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,620 million.

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

55 – Risk management continued

(x) Impairment of financial assets

In assessing whether financial assets carried at amortised costs or classified as available for sale are impaired, due consideration is given to the factors outlined in accounting policies (T) and (V). The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss or ‘held for sale’.

		Financial assets that are past due but not impaired
At 31 December 2013	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months–1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,133	—	—	—	—	—	1,133
Reinsurance assets	7,220	—	—	—	—	—	7,220
Other investments	7	—	—	—	—	6	13
Loans	5,263	—	—	—	—	139	5,402
Receivables and other financial assets	6,934	56	26	18	22	4	7,060

		Financial assets that are past due but not impaired
At 31 December 2012 (Restated1 )	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months–1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	517	—	—	—	—	—	517
Reinsurance assets	6,684	—	—	—	—	—	6,684
Other investments	9	—	—	—	—	8	17
Loans	5,469	—	—	—	—	151	5,620
Receivables and other financial assets	7,384	43	12	13	24	—	7,476
1	Restated for the impact of IFRS 10 (see note 1 for further details) and to exclude financial assets carried at fair value through profit or loss.

Excluded from the tables above are financial assets carried at fair value through profit or loss that are not subject to impairment testing, as follows: £125.7 billion of debt securities (2012: £131.9 billion), £31.4 billion of other investments (2012: £28.6 billion ) and £18.5 billion of loans (2012: £18.9 billion). Of these financial assets none are past due other than £513 million (2012: £531 million) of loans that are deemed not to have met their contractual commitments, and are therefore considered to be non-performing. The fair value of these loans reflects the underlying property exposure.

Where assets have been classed as ‘past due and impaired’, an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk

Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.

The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Risk is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.

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

We continue to limit our direct equity exposure in line with our risk preferences. The disposal of the Group’s remaining shareholding in Delta Lloyd has decreased the Group’s shareholder equity price risk and, in particular, has led to a fall in equity exposures. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have significant holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2013 the Group’s shareholder funds held £1.5 billion notional of equity hedge put spreads, with up to 15 months to maturity with an average strike of 82-68% of the prevailing market levels on 31 December 2013.

Sensitivity to changes in equity prices is given in section ‘(j) risk and capital management’ below.

55 – Risk management continued

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

As at 31 December 2013, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section ‘(j) risk and capital management’ below.

(iii) Interest rate risk

Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 40.

Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.

The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. In particular, a key objective is to match the duration of our annuity liabilities with assets of the same duration. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.

Some of the Group’s products, principally participating contracts, expose us to the risk that changes in interest rates will impact on profits through a change in the interest spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts). The primary markets where Aviva is exposed to this risk are the UK, France and Italy.

The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. Although we think it is reasonably likely that interest rates will rise, we still anticipate that interest rates may remain below historical averages for some time. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.

Certain of the Group’s product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.

The UK participating business includes contracts with features such as guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. These liabilities are managed through duration matching of assets and liabilities and the use of derivatives, including swaptions. As a result, the Group’s exposure to sustained low interest rates on this portfolio is not material. The Group’s key exposure to low interest rates arises through its other participating contracts, principally in Italy and France. Some of these contracts also include features such as guaranteed minimum bonuses, guaranteed investment returns and guaranteed surrender values. In a low interest rate environment there is a risk that the yield on assets might not be sufficient to cover these obligations. For certain of its participating contracts the Group is able to amend guaranteed crediting rates. Our ability to lower crediting rates may be limited by competition, bonus mechanisms and contractual arrangements.

Details of material guarantees and options are given in note 40. In addition, the following table summarises, which includes amounts held for sale, the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2013 for our Italian and French participating contracts, where the Group’s key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.78%	3.99%	63,407
Italy	2.21%	3.80%	11,246
Other[1]	N/A	N/A	41,073
Total	N/A	N/A	115,726
1	“Other” includes UK participating business

55 – Risk management continued

Profit before tax on General Insurance and Health Insurance business is generally a mixture of insurance, expense and investment returns. The asset portfolio is invested primarily in fixed income securities and the reduction in interest rates in recent years has reduced the investment component of profit. The portfolio investment yield and average total invested assets in our general insurance and health business are set out in the table below.

	Portfolio investment yield[1]	Average assets £m
2011	3.9%	18,978
2012	3.7%	18,802
2013	3.1%	18,352
1	Before realised and unrealised gains and losses and investment expenses

The nature of the business means that prices in certain circumstances can be increased to maintain overall profitability. This is subject to the competitive environment in each market. To the extent that there are further falls in interest rates the investment yield would be expected to decrease further in future periods.

Sensitivity to changes in interest rates is given in section ‘(j) risk and capital management’ below. This analysis shows an initial benefit to profit before tax and shareholders’ equity from a 1% decrease in interest rates due to the increase in market value of the backing fixed income securities. However, in subsequent years the reduction in portfolio yield will result in lower net investment income. Further information on borrowings is included in note 47.

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

The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group’s premium income arises in currencies other than sterling and the Group’s net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements.

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

At 31 December 2013 and 2012, the Group’s total equity deployment by currency including assets ‘held for sale’ was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2013	4,942	4,178	987	910	11,017
Capital 31 December 2012	4,445	4,648	1,119	1,148	11,360

A 10% change in sterling to euro/Canada$ (CAD) foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Net assets at 31 December 2013	(260)	360	(81)	99
Net assets at 31 December 2012	(386)	411	(112)	106

A 10% change in sterling to euro/Canada$ (CAD) foreign exchange rates relative to the year-end rate would have had the following impact on profit before tax, excluding ‘discontinued operations’.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2013	8	7	(5)	(4)
Impact on profit before tax 31 December 2012	(32)	32	(20)	5

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

55 – Risk management continued

(vi) Derivatives risk

Derivatives are used by a number of the businesses. Activity is overseen by the Group risk function, which monitors exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.

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

(d) Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1.5 billion) from a range of leading international banks to further mitigate this risk.

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 47 and 56, respectively. Contractual obligations under operating leases and capital commitments are given in note 51.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2013 and 2012 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the ‘within 1 year’ column below. Changes in durations between 2012 and 2013 reflect evolution of the portfolio, and changes to the models for projecting cash-flows. This table includes amounts held for sale.

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	81,458	7,900	25,223	29,620	18,715
Investment contracts – non-linked	60,111	2,098	10,422	17,594	29,997
Linked business	73,458	6,244	16,403	23,483	27,328
General insurance and health	14,534	6,350	5,591	2,197	396
Total contract liabilities	229,561	22,592	57,639	72,894	76,436

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	117,602	8,303	31,894	44,455	32,950
Investment contracts – non-linked	59,788	2,491	12,390	16,679	28,228
Linked business	69,690	5,667	18,203	21,590	24,230
General insurance and health	15,006	6,166	5,763	2,456	621
Total contract liabilities	262,086	22,627	68,250	85,180	86,029

55 – Risk management continued

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	124,385	15,146	35,624	73,613	2
Equity securities	37,326	—	—	—	37,326
Other investments	31,250	28,067	701	587	1,895
Loans	23,879	2,029	3,909	17,920	21
Cash and cash equivalent	24,999	24,999	—	—	—
	241,839	70,241	40,234	92,120	39,244

At 31 December 2012 (Restated1)	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	128,160	16,953	36,009	75,195	3
Equity securities	33,065	—	—	—	33,065
Other investments[2]	27,518	24,195	866	7	2,450
Loans	24,537	5,358	1,780	17,329	70
Cash and cash equivalent	23,102	23,102	—	—	—
	236,382	69,608	38,655	92,531	35,588
1	Restated for the impact of IFRS 10. See note 1 for further details
2	To reflect the contractual redemption terms of the instruments, collective investment schemes included in ‘other investments’ previously reported as having no fixed term and maturing over 5 years, amounting to £17 million and £12,278 million respectively, have been reclassified as repayable on demand or within 1 year

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

The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2013, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

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

55 – Risk management continued

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

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group’s underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note 38 ‘insurance liabilities’.

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

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group’s franchise value.

Detailed actuarial analysis is used to calculate the Group’s extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £180 million, for a one in ten year annual loss scenario, compared to approximately £280 million when measured on a one in a hundred year annual loss scenario.

(g) Asset management risk

Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2013 despite some positions being impacted by the volatility of global markets.

A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors’ CRO.

55 – Risk management continued

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

(i) Brand and reputation risk

We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers’ expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.

Our regulators regularly consider whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

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

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Credit spreads	The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations
Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

55 – Risk management continued

Long-term business

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality –5%
Insurance participating	(45)	—	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	—	—
Investment non-participating	(20)	20	(5)	5	(5)	(15)	—	—
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	—	—	—
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality –5%
Insurance participating	(45)	—	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	—	—
Investment non-participating	(20)	20	(5)	5	(5)	(15)	—	—
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	—	—	—
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property + 10%	Equity/ property –10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality –5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	—	—	(75)	(45)	(470)
Investment participating	(55)	45	—	5	(10)	(10)	—	—
Investment non-participating	(40)	35	(5)	10	(15)	(20)	—	—
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	—	—	—
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	—	—	—	—	—
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality –5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	—	—	(75)	(45)	(470)
Investment participating	(55)	45	—	5	(10)	(10)	—	—
Investment non-participating	(45)	40	—	10	(15)	(20)	—	—
Assets backing life shareholders' funds	(5)	—	(45)	50	(50)	—	—	—
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	—	—	—	—	—	—	—	—
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Changes in sensitivities between 2013 and 2012 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.

The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

55 – Risk management continued

Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	20	(5)	15

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	20	(5)	15

Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%
Total excluding Delta Lloyd	(5)	—	30	(90)	10

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates –1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property –10%
Total excluding Delta Lloyd	(5)	—	30	(90)	10

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

56 – Derivative financial instruments and hedging

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

56 – Derivative financial instruments and hedging continued

(a) Instruments qualifying for hedge accounting

The Group has formally assessed and documented the effectiveness of its instruments qualifying for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement. These instruments are analysed into cash flow, fair value and net investment hedges, as detailed below.

(i) Cash flow hedges

At the end of 2012 the Group entered into two cash flow hedges, using foreign exchange forward and option contracts, to hedge the currency exposure on expected proceeds in 2013 of businesses which were held for sale as of 31 December 2012 and sold in 2013. The fair value of the cash flow hedges as of 31 December 2012 was a £5 million derivative asset and no amounts in respect of the cash flow hedges were recognised in the income statement. All cash flows being hedged have ceased as of the disposal dates of the Aseval (Spanish long-term business) and the US Life businesses in 2013 and therefore no derivative asset or liability exists as of 31 December 2013. Following the disposal of these entities in 2013, £(4) million (2012: £nil, 2011: £nil) has been recycled to the income statement.

(ii) Fair value hedges

The Group entered into a number of interest rate swaps in order to hedge fluctuations in the fair value part of its portfolio of mortgage loans and debt securities in the US. Subsequent to the sale of the US Life business, Aviva exited these swaps. Therefore at 31 December 2013 there was a £nil notional value of these swaps (2012: £765 million) and £nil fair value (2012: £54 million liability).

(iii) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

The Group has designated a portion of its euro denominated debt as a hedge of the net investment in its European subsidiaries. Prior to the sale of the US business the Group also held a portion of its US dollar denominated debt as a hedge of the net investment in the US Subsidiaries. The carrying value of the debt at 31 December 2013 was £1,428 million (2012: £1,741 million) and its fair value at that date was £1,516 million (2012: £1,785 million).

The foreign exchange loss of £40 million (2012: gain of £74 million, 2011: gain of £30 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

(b) Derivatives not qualifying for hedge accounting

Certain derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken. These are referred to below as non-hedge derivatives.

(i) The Group’s non-hedge derivative activity at 31 December 2013 and 2012 was as follows:

			2013			2012
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Restated[1] Fair value liability £m
Foreign exchange contracts
OTC
Forwards	6,906	38	(9)	8,123	71	(7)
Interest rate and currency swaps	1,411	51	(24)	611	64	(21)
Options	7,000	19	(7)	4,600	6	(5)
Total	15,317	108	(40)	13,334	141	(33)
Interest rate contracts
OTC
Forwards	333	22	—	—	—	—
Swaps	28,051	198	(914)	25,889	135	(915)
Options	53,925	92	—	32,656	272	(4)
Exchange traded
Futures	2,723	111	(36)	3,725	58	(14)
Total	85,032	423	(950)	62,270	465	(933)
Equity/Index contracts
OTC
Options	12	1	—	2,765	650	(10)
Exchange traded
Futures	3,186	117	(13)	5,468	45	(123)
Options	5,015	256	(91)	11,880	228	(139)
Total	8,213	374	(104)	20,113	923	(272)
Credit contracts	6,071	1	(55)	6,277	41	(53)
Other	12,354	152	(39)	3,163	15	(406)
Totals at 31 December	126,987	1,058	(1,188)	105,157	1,585	(1,697)
Less: Assets classified as held for sale	—	—	—	(4,403)	(679)	54
	126,987	1,058	(1,188)	100,754	906	(1,643)

1 Restated for the adoption of IFRS 10. See note 1 for further details.

Interest rate swap option (“swaption”) contracts are grouped with options above as management’s intention in entering into and subsequent managing of the swaption contracts most closely resembles option-type contracts.

56 – Derivative financial instruments and hedging continued

Fair value assets are recognised as ‘Derivative financial instruments’ in note 24(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 48. 2012 fair value assets in note 24(a) of £1,590 million represent non-hedge derivatives of £1,585 million per the table above plus £5 million of cash flow hedges. Fair value liabilities in note 48 of £1,751 million represent non-hedge derivatives of £1,697 million per the table above plus £54 million of fair value hedges.

The Group’s derivative risk management policies are outlined in note 55.

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2013 £m	2012 £m
Within 1 year	245	534
Between 1 and 2 years	156	434
Between 2 and 3 years	115	158
Between 3 and 4 years	86	387
Between 4 and 5 years	41	113
After 5 years	785	1,787
	1,428	3,413

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of cash and non-cash collateral. The amounts of cash collateral receivable or repayable are included in notes 25 and 48 respectively.

57 – Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar arrangements

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realise the asset and settle the liability simultaneously.

Aviva mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the legal entities to facilitate Aviva’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aviva or its counterparty.

Transactions requiring Aviva or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit default swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities. The derivative assets and liabilities in the table below are made up of the contracts described in detail in note 56.

Reverse repurchase arrangements are instances in which cash has been received as collateral for securities. Those amounts included as securities lending in the tables below are securities which have been obtained as collateral in arrangements which transfer economic risk and reward, and therefore are recognised as assets by Aviva. In both of these cases, the collateral received is over 100%, however, in accordance with IFRS 7, the amount reported in the tables below as collateral is limited to the amount reported on the balance sheet.

The amounts in the other investments lines represent offsetting collateral arrangements related to miscellaneous asset lending and unit trust arrangements.

				Related amounts not set off in the statement of financial position
2013	Gross amounts of recognised financial assets £m	Gross amounts of recognised financial liabilities set off in the statement of financial position £m	Net amounts of financial assets presented in the statement of financial position £m	Financial instruments £m	Collateral received £m	Net amount £m
Financial assets
Derivatives	2,099	(1,041)	1,058	(36)	(65)	957
Cash held as collateral on reverse repurchase and similar arrangements	4,543	—	4,543	—	(4,543)	—
Securities Lending	666	(111)	555	—	(552)	3
Other investments	532	—	532	—	(301)	231
Total	7,840	(1,152)	6,688	(36)	(5,461)	1,191

				Related amounts not set off in the statement of financial position
2013	Gross amounts of recognised financial liabilities £m	Gross amounts of recognised financial assets set off in the statement of financial position £m	Net amounts of financial liabilities presented in the statement of financial position £m	Financial instruments £m	Collateral pledged £m	Net amount £m
Financial liabilities
Derivatives	3,734	(2,546)	1,188	(36)	(152)	1,000
Securities Lending	91	(91)	—	—	—	—
Total	3,825	(2,637)	1,188	(36)	(152)	1,000

57 – Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar arrangements continued

				Related amounts not set off in the statement of financial position
2012	Gross amounts of recognised financial assets £m	Gross amounts of recognised financial liabilities set off in the statement of financial position £m	Net amounts of financial assets presented in the statement of financial position £m	Financial instruments £m	Collateral received £m	Net amount £m
Financial assets
Derivatives	2,470	(880)	1,590	(13)	(67)	1,510
Cash held as collateral on reverse repurchase and similar arrangements	4,250	—	4,250	—	(4,250)	—
Securities Lending	661	(116)	545	—	(543)	2
Other investments	8	—	8	—	—	8
Total	7,389	(996)	6,393	(13)	(4,859)	1,520

						Restated[1]
				Related amounts not set off in the statement of financial position
2012	Gross amounts of recognised financial liabilities £m	Gross amounts of recognised financial assets set off in the statement of financial position £m	Net amounts of financial liabilities presented in the statement of financial position £m	Financial instruments £m	Collateral pledged £m	Net amount £m
Financial liabilities
Derivatives	5,328	(3,577)	1,751	(13)	(193)	1,545
Total	5,328	(3,577)	1,751	(13)	(193)	1,545
1	Restated for the adoption of IFRS10. See note 1 for further details.

Derivative assets are recognised as ‘Derivative financial instruments’ in note 24(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 48.

Collateral held by UK Life in relation to securities lending totals £4,844 million (2012: £4,250 million) and is recognised within ‘Loans to Banks’ in note 21(a). The 2013 total is split in this table between cash collateral of £4,543 million and £301 million of other collateral included in the other investments line. The entire 2012 balance of £4,250 million was in cash collateral.

The asset amounts within securities lending relate to securities lending arrangements in Canada, and are included within their recognised financial investments.

The remaining £231 million in the other investment line above relate to hedge funds held by unit trusts.

58 – Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to, and by related parties

				2013				2012[1]				2011
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	3	(3)	—	11	—	(4)	—	9	—	(3)	(49)	—
Joint ventures	51	—	—	56	23	(1)	—	54	23	—	—	125
Employee pension schemes	12	—	—	9	12	—	—	6	13	—	—	9
	66	(3)	—	76	35	(5)	—	69	36	(3)	(49)	134
1	Restated for the adoption of IFRS 10. See note 1 for details.

Transactions with joint ventures in the UK relate to the property management undertakings, the principal ones of which are listed in note 16(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 16(a)(i).

Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 46(b)(ii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 50(f).

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2013 £m	2012 £m	2011 £m
Salary and other short-term benefits	5.3	4.7	6.7
Other long-term benefits	1.6	0.4	2.8
Post-employment benefits	1.1	1.9	1.7
Equity compensation plans	3.3	4.8	5.9
Termination benefits	1.1	1.5	0.7
Total	12.4	13.3	17.8

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

59 – Organisational structure

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2013. Aviva plc is the holding company of the Group.

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

S&Y Insurance Company

Traders General Insurance Company

France

Aviva France SA and its principal subsidiaries:

Antarius S.A. (50.0%)

Aviva Assurances S.A. (99.9%)

Aviva Investors France S.A. (99.9%)

Aviva Vie SA (99.9%)

Aviva Epargne Retraite (99.9%)

Union Financière de France Banque (Banking) (75.9%)

Hong Kong

Aviva Life Insurance Company Limited

Ireland

Aviva Health Group Ireland Limited (71.4%)

Aviva Life & Pensions Ireland Limited

59 – Organisational structure continued

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Avipop Assicurazioni S.p.A (50.0%)

Avipop Vita S.p.A (50.0%)

Aviva S.p.A (51.0%)

Aviva Assicurazioni Vita S.p.A (50.0%)

Aviva Italia S.p.A

Aviva Previdenza S.p.A (55.0%)

Aviva Vita S.p.A (25.5%)

Eurovita Assicurazioni S.p.A (38.8%)

Lithuania

Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė “Aviva Lietuva”

Poland

Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (90.0%)

Aviva Towarzystwo Ubezpieczen na Zycie SA (90.0%)

Aviva Towarzystwo Ubezpieczen Ogolnych SA (90.0%)

Singapore

Aviva Ltd

Navigator Investment Services Limited

Spain

Aviva Vida y Pensiones, SA de seguros y reaseguros

Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)

Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50.0%)

Caja Granada Vida, de Seguros y Reaseguros, S.A. (25.0%)

CxG Aviva Corporación Caixa Galicia de Seguros y Reaseguros, S.A. (50.0%)

Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)

Turkey

Aviva Sigorta A.S. (98.6%)

United States

Aviva Investors North America, Inc.

River Road Asset Management, LLC

Associates and joint ventures

The Group has ongoing interests in the following operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2013 are set out in notes 16 and 17 to the financial statements.

United Kingdom

The Group has interests in several property limited partnerships. Further details are provided in notes 16, 17 and 23 to the financial statements.

China

Aviva-COFCO Life Insurance Co. Limited (50.0%)

India

Aviva Life Insurance Company India Limited (26.0%)

South Korea

Woori Aviva Life Insurance Co, Ltd (47.3%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (49.8%)

Vietnam

Vietinbank Aviva Life Insurance Company Limited (50.0%)

Financial statements of the Company

Income statement

For the year ended 31 December 2013

	Note	2013 £m	2012 £m	2011 £m
Income
Dividends receivable from subsidiaries	I	1,450	1,585	1,068
Interest receivable from Group companies	I	103	107	143
		1,553	1,692	1,211
Expenses
Net investment (expense)/income		(5)	28	(8)
Operating expenses		(326)	(333)	(184)
Interest payable to Group companies	I	(326)	(402)	(460)
Interest payable on borrowings		(332)	(347)	(353)
Realised loss on loan	I	(78)	—	—
Impairment of subsidiaries		—	(254)	—
		(1,067)	(1,308)	(1,005)
Profit before tax		486	384	206
Tax credit	C	116	232	25
Profit after tax		602	616	231

Statement of comprehensive income

For the year ended 31 December 2013

	Note	2013 £m	2012 £m	2011 £m
Profit for the year		602	616	231

Other comprehensive income
Items that may be reclassified subsequently to income statement
Fair value gains/(losses) on investments in subsidiaries and joint ventures	E	2,108	2,126	(2,389)
Impairment losses on assets previously revalued through other comprehensive income now taken to income statement		—	254	—

Items that will not be reclassified to income statement
Remeasurements of pension schemes	E	(2)	—	1
Other comprehensive income, net of tax		2,106	2,380	(2,388)
Total comprehensive income for the year		2,708	2,996	(2,157)

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 112 to 126. The notes identified alphabetically on pages 246 to 251 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 133 to 241.

Statement of changes in equity

For the year ended 31 December 2013

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	DCI and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132
Profit for the year		—	—	—	—	—	—	602	602	—	602
Other comprehensive income		—	—	—	—	2,108	—	(2)	2,106	—	2,106
Total comprehensive income for the year		—	—	—	—	2,108	—	600	2,708	—	2,708
Dividends and appropriations	13	—	—	—	—	—	—	(538)	(538)	—	(538)
Shares issued in lieu of dividends	28 & 35	—	—	—	—	—	—	—	—	—	—
Employee trust shares distributed in the year	30	—	—	—	—	—	—	(33)	(33)	—	(33)
Reserves credit for equity compensation plans		—	—	—	—	—	37	—	37	—	37
Shares issued under equity compensation plans		—	—	—	—	—	(43)	47	4	—	4
Aggregate tax effect		—	—	—	—	—	—	22	22	—	22
Balance at 31 December		736	200	1,165	735	8,902	54	3,158	14,950	1,382	16,332

For the year ended 31 December 2012

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	DCI and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January		726	200	1,173	735	4,414	86	3,116	10,450	990	11,440
Profit for the year		—	—	—	—	—	—	616	616	—	616
Other comprehensive income		—	—	—	—	2,380	—	—	2,380	—	2,380
Total comprehensive income for the year		—	—	—	—	2,380	—	616	2,996	—	2,996
Dividends and appropriations	13	—	—	—	—	—	—	(847)	(847)	—	(847)
Shares issued in lieu of dividends	28 & 35	9	—	(9)	—	—	—	127	127	—	127
Employee trust shares distributed in the year	30	—	—	—	—	—	—	(44)	(44)	—	(44)
Reserves credit for equity compensation plans		—	—	—	—	—	42	—	42	—	42
Shares issued under equity compensation plans		1	—	1	—	—	(68)	74	8	—	8
Issue of fixed rate tier 1 notes		—	—	—	—	—	—	—	—	392	392
Aggregate tax effect		—	—	—	—	—	—	18	18	—	18
Balance at 31 December		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132

For the year ended 31 December 2011

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instruments £m	Total equity £m
Balance at 1 January		705	200	1,194	735	6,803	99	3,331	13,067	990	14,057
Profit for the year		—	—	—	—	—	—	231	231	—	231
Other comprehensive income		—	—	—	—	(2,389)	—	1	(2,388)	—	(2,388)
Total comprehensive income for the year		—	—	—	—	(2,389)	—	232	(2,157)	—	(2,157)
Dividends and appropriations	13	—	—	—	—	—	—	(813)	(813)	—	(813)
Shares issued in lieu of dividends	28 & 35	21	—	(21)	—	—	—	307	307	—	307
Employee trust shares distributed in the year	30	—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	48	—	48	—	48
Shares issued under equity compensation plans		—	—	—	—	—	(61)	61	—	—	—
Aggregate tax effect		—	—	—	—	—	—	16	16	—	16
Balance at 31 December		726	200	1,173	735	4,414	86	3,116	10,450	990	11,440

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 112 to 126. The notes identified alphabetically on pages 246 to 251 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 133 to 241.

Statement of financial position

At 31 December 2013

	Note	2013 £m	2012 £m
Assets
Non-current assets
Investments in subsidiaries	A	33,095	31,023
Investment in joint venture	16a	177	141
Loans owed by subsidiaries	I	1,040	1,054
Deferred tax assets	C	205	180
Current tax assets	C	93	50
		34,610	32,448
Current assets
Loans owed by subsidiaries	I	42	1,240
Other amounts owed by subsidiaries	I	624	3,019
Other assets	D	347	49
Cash and cash equivalents		223	152
Total assets		35,846	36,908
Equity
Ordinary share capital	28	736	736
Preference share capital	31	200	200
Called up capital		936	936
Share premium account	28b	1,165	1,165
Merger reserve	E	735	735
Investment valuation reserve	E	8,902	6,794
Equity compensation reserve	E	54	60
Retained earnings	E	3,158	3,060
Direct capital instruments and fixed rate tier 1 notes	32	1,382	1,382
Total equity		16,332	14,132
Liabilities
Non-current liabilities
Borrowings	F	4,569	4,536
Loans owed to subsidiaries	I	563	13,153
Provisions		39	36
		5,171	17,725
Current liabilities
Borrowings	F	556	603
Loans owed to subsidiaries	I	9,975	794
Other amounts owed to subsidiaries	I	3,722	3,569
Other creditors		90	85
Total liabilities		19,514	22,776
Total equity and liabilities		35,846	36,908

Approved by the Board on 24 March 2014.

Patrick Regan

Chief Financial Officer

Company number: 2468686

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 112 to 126. The notes identified alphabetically on pages 246 to 251 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 133 to 241.

Statement of cash flows

For the year ended 31 December 2013

All the Company’s operating and investing cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing activities, the following items pass through the Company’s own bank accounts.

	2013 £m	Restated[1] 2012 £m	Restated[1] 2011 £m
Cash flows from investing activities
Purchase of Financial investments	(294)	—	—
Net cash used in investing activities	(294)	—	—

Cash flows from financing activities
Funding provided by subsidiaries	1,283	887	875
New borrowings, net of expenses	2,137	2,200	3,319
Repayment of borrowings	(2,179)	(2,295)	(3,326)
Net repayment of borrowings	(42)	(95)	(7)
Proceeds from issue of fixed rate tier 1 notes, net of expenses	—	392	—
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid	(429)	(630)	(431)
Interest paid on direct capital instruments and fixed rate tier 1 notes	(92)	(73)	(58)
Interest paid on borrowings	(328)	(310)	(318)
Treasury shares purchased for employee trusts	(25)	(25)	(25)
Shares issued under equity compensation plans	—	1	—
Net cash from financing activities	350	130	19
Net increase in cash and cash equivalents	56	130	19
Cash and cash equivalents at 1 January	152	17	1
Exchange gains on cash and cash equivalents	15	5	(3)
Cash and cash equivalents at 31 December	223	152	17

1 Refer to note Bii.

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 112 to 126. The notes identified alphabetically on pages 246 to 251 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 133 to 241.

Notes to the Company’s financial statements

A – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2013 £m	2012 £m
Fair value as at 1 January	31,023	28,889
Movement in fair value	2,072	2,134
At 31 December	33,095	31,023

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 20 to the Group consolidated financial statements.

(ii) At 31 December 2013, the Company has two wholly owned subsidiaries, both incorporated in the UK. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc has preference shares listed on the London Stock Exchange. The principal subsidiaries of the Aviva Group at 31 December 2013 are described in note 59 to the Group consolidated financial statements.

B – Presentation changes

i)	During 2012, the Company reviewed the presentation of its investment in its subsidiary General Accident plc (‘GA’) which was previously shown net of an intercompany liability in the statement of financial position and determined that the investment should be presented gross of the intercompany liability. This resulted in an increase to the value of investments in subsidiaries at 31 December 2011 by £13,659 million, intercompany loan liabilities by £13,919 million, and the investment valuation reserve by £260 million.

ii)	Statement of cash flows
Following a review of the classification of the cash flows, additional disclosures in respect of treasury shares purchased for employee trusts, interest paid on direct capital instruments, fixed rate tier 1 notes and exchange gains on cash and cash equivalents and shares issued under equity compensation plans have been provided and comparative amounts have been amended from amounts previously reported. There has been no impact on the total cash and cash equivalents balance for any year presented.

C – Tax

(i) Tax (credited) /charged to the income statement

The total tax credit comprises:

	2013 £m	2012 £m	2011 £m
Current tax
For this year	(84)	(46)	(83)
Prior year adjustments	(7)	(6)	58
Total current tax	(91)	(52)	(25)
Deferred tax
Origination and reversal of temporary differences	(49)	(180)	—
Changes in tax rates or tax laws	24	—	—
Total deferred tax	(25)	(180)	—
Total tax credited to income statement	(116)	(232)	(25)

(ii) Tax charged to other comprehensive income

No tax was charged or credited to other comprehensive income in 2013, 2012 or 2011.

(iii) Tax credited to equity

Tax credited to equity comprises £22 million (2012: £18 million, 2011: £16 million) in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes.

(iv) Tax reconciliation

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2013 £m	2012 £m	2011 £m
Profit before tax	486	384	206
Tax calculated at standard UK corporation tax rate of 23.25% (2012: 24.5%, 2011: 26.5%)	113	94	54
Adjustment to tax credit in respect of prior years	(7)	(6)	58
Non-assessable dividends	(337)	(388)	(283)
Disallowable expenses	13	76	4
Non-taxable loss on settlement of intra-group loan	17	—	—
Movement in deferred tax not recognised	—	(118)	78
Change in future local statutory tax rate	32	4	—
Losses surrendered intra-group for nil value	53	106	64
Total tax credited to income statement	(116)	(232)	(25)

The UK corporation tax rate reduced to 23% from 1 April 2013. Legislation was substantively enacted in July 2013 to reduce the main rate of UK corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. The 20% rate has been used in the calculation of the Company’s deferred tax as at 31 December 2013.

(v) Deferred tax

A deferred tax asset of £205 million, arising in respect of deferred interest, has been recognised in the Company at 31 December 2013 at 20% (2012: £180 million). The Company has unrecognised temporary differences of £54 million (2012: £50 million) to carry forward indefinitely against future taxable income.

(vi) Current tax assets

Current tax assets recoverable in more than one year are £93 million (2012: £50 million).

D – Other assets

Included in other assets are financial investments of £297 million (2012: £nil) made up of UK Government Bonds which are due to expire during 2014. These financial investments are valued as Level 1 in the fair value hierarchy described in note 20 to the Group consolidated financial statements and are classified as other than trading as described in note 24.

E – Reserves

	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m
Balance at 1 January 2011	735	6,803	99	3,331
Arising in the year:
Profit for the year	—	—	—	231
Fair value gains on investments in subsidiaries and joint ventures	—	(2,389)	—	—
Actual gain on pension provision	—	—	—	1
Dividends and appropriations	—	—	—	(813)
Reserves credit for equity compensation plans	—	—	48	—
Shares issued in lieu of dividends	—	—	—	307
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(61)	61
Aggregate tax effect	—	—	—	16
Balance at 1 January 2012	735	4,414	86	3,116
Arising in the year:
Profit for the year	—	—	—	616
Fair value gains on investments in subsidiaries and joint ventures	—	2,126	—	—
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	—	254	—	—
Dividends and appropriations	—	—	—	(847)
Reserves credit for equity compensation plans	—	—	42	—
Shares issued in lieu of dividends	—	—	—	127
Trust shares distributed in the year	—	—	—	(44)
Issue of share capital under equity compensation scheme	—	—	(68)	74
Aggregate tax effect	—	—	—	18
Balance at 31 December 2012	735	6,794	60	3,060
Arising in the year:
Profit for the year	—	—	—	602
Fair value gains on investments in subsidiaries and joint ventures	—	2,108	—	—
Actuarial loss on pension provision	—	—	—	(2)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	—	—	—	—
Dividends and appropriations	—	—	—	(538)
Reserves credit for equity compensation plans	—	—	37	—
Shares issued in lieu of dividends	—	—	—	—
Trust shares distributed in the year	—	—	—	(33)
Issue of share capital under equity compensation scheme	—	—	(43)	47
Aggregate tax effect	—	—	—	22
Balance at 31 December 2013	735	8,902	54	3,158

Tax of £22 million (2012: £18 million; 2011: £16 million) is deductible in respect of coupon payments of £92 million (2012: £73 million; 2011: £58 million) on the direct capital instruments and fixed rate tier 1 notes.

F – Borrowings

The Company’s borrowings comprise:

	2013 £m	2012 £m
Subordinated debt	4,370	4,337
9.5% guaranteed bonds 2016	199	199
Commercial paper	556	603
Total	5,125	5,139

Maturity analysis of contractual undiscounted cash flows:

			2013			2012
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	556	314	870	603	307	910
1 to 5 years	200	1,204	1,404	200	1,197	1,397
5 to 10 years	242	1,348	1,590	241	1,342	1,583
10 to 15 years	—	1,341	1,341	527	1,192	1,719
Over 15 years	4,165	2,950	7,115	3,608	2,610	6,218
Total contractual undiscounted cash flows	5,163	7,157	12,320	5,179	6,648	11,827

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £73 million (2012: £72 million).

The fair value of the subordinated debt at 31 December 2013 was £4,707 million (2012: £4,435 million), calculated with reference to quoted prices. The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2013 was £236 million (2012: £246 million), calculated with reference to quoted prices. The fair value of the commercial paper is considered to be the same as its carrying value.

On 28 February 2014, the Company notified the respective holders of the £200 million subordinated notes due 2019 and the €50 million subordinated notes due 2019 that it would redeem each of the notes on their respective first call dates in April 2014.

Further details of these borrowings and undrawn committed facilities can be found in the Group consolidated financial statements, note 47, with details of the fair value hierarchy in relation to these borrowings in note 20.

G – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 50.

H – Risk management

Risk management in the context of the Group is considered in the Group consolidated financial statements, note 55.

The business of the Company is managing its investments in subsidiary and joint venture operations. Its risks are considered to be the same as those in the operations themselves and full details of the major risks and the Group’s approach to managing these are given in the Group consolidated financial statements, note 55. Such investments are held by the Company at fair value in accordance with accounting policy D.

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

Financial liabilities owed by the Company as at the balance sheet date are largely in respect of borrowings (details of which are provided in note F and the Group consolidated financial statements, note 47) and loans owed to subsidiaries. Loans owed to subsidiaries were within agreed credit terms as at the balance sheet date.

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

All the Company’s long term external borrowings are at fixed rates of interest and are therefore not exposed to changes in these rates. However, for short term commercial paper, the Company is affected by changes in these rates to the extent the redemption of these borrowings is funded by the issuance of new commercial paper or other borrowings. Further details of the Company’s borrowings are provided in note F and the Group consolidated financial statements, note 47.

The effect of a 100 basis point increase/decrease in interest rates would be a decrease/increase in profit before tax of £109 million (2012: decrease / increase of £111 million). The net asset value of the Company’s financial resources is not materially affected by fluctuations in interest rates.

Currency risk

The Company’s direct subsidiaries are exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 55.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in Euros. However, most of these borrowings have been on-lent to a subsidiary which holds investments in Euros, generating the net investment hedge described in the Group consolidated financial statements, note 56(a)(iii).

Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The Company’s main sources of liquidity are liquid assets held within the Company and its subsidiary Aviva Group Holdings Limited (AGH), and dividends received from the Group’s insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Company maintains significant undrawn committed borrowing facilities (£1.5 billion) from a range of leading international banks to further mitigate this risk.

Maturity analysis of external borrowings and amounts due to and by subsidiaries are provided in notes F and I respectively.

I – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2013 £m	2012 £m	2011 £m
Within 1 year	42	1,240	—
1 to 5 years	832	446	1,749
Over 5 years	208	608	626
Total	1,082	2,294	2,375

Loans owed to subsidiaries

	2013			2012					2011
Maturity analysis of contractual undiscounted cash flows	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	9,975	218	10,193	794	336	1,130	502	365	867
1 to 5 years	563	34	597	11,333	506	11,839	11,564	810	12,374
Over 5 years	—	—	—	1,820	83	1,903	1,742	128	1,870
Total	10,538	252	10,790	13,947	925	14,872	13,808	1,303	15,111

Other related party balances comprise dividends and interest receivable and payable, as well as inter-company balances for fees and other transactions in the normal course of business.

Loans owed to Aviva Group Holdings Limited were settled during the year, resulting in a realised fair value loss of £78 million.

The loan principal payable within 1 year of £9,975 million relates to a facility provided by General Accident plc, with settlement to be received in cash at maturity in December 2014. It is the intention of both parties that this facility will be renewed in full upon maturity.

Dividends, loans, interest

Services provided to related parties

		2013		2012		2011
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Subsidiaries	1,553	1,706	1,692	5,313	1,211	4,655

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

Services provided by related parties

		2013		2012		2011
	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m
Subsidiaries	326	14,260	402	17,516	460	17,174

The related parties’ payables are not secured and no guarantees were given in respect thereof. The payables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 50(f).

The directors and key management of the Company are considered to be the same as for the Group. Information on both the Company and Group key management compensation can be found in note 58.

J – Subsequent event

There are no subsequent events to report.

This page is intentionally left blank

Additional disclosures for SEC

In this section
Exchange rate information	254
Record holders	254
Listing and markets	254
Major shareholders	254
Significant changes	254
General insurance and health claims reserves	255
IFRS critical accounting policies	259
Articles of Association	264
Exchange controls and other limitations affecting security holders	269
Taxation	269
Dividends and paying agents	271
Where you can find more information	271
Description of securities other than equity securities	271
Purchase of equity securities by Aviva plc and affiliated purchasers	273
Statement of differences from NYSE corporate governance practices	273
Legal proceedings	273
Employees	273
Controls and procedures	273
Code of ethics	274

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

Year ended 31 December
2009	1.5662
2010	1.5458
2011	1.6043
2012	1.6255
2013	1.5849

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2013	1.6183	1.5533
October 2013	1.6240	1.5922
November 2013	1.6368	1.5914
December 2013	1.6566	1.6261
January 2014	1.6616	1.6343
February 2014	1.6747	1.6311

On 21 March 2014, the average exchange rate as quoted by Bloomberg was £1.00 = $1.6502

Record holders

On 21 March 2014, 514,628 of the Company’s ordinary shares, representing 0.02 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,551 ordinary shareholders of record in the United States. In addition, 22,571,722 ordinary shares, representing 0.77 per cent of the issued and outstanding ordinary shares of such date, were held by 22 registered American Depositary Receipt holders.

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

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for the Company’s ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2009	467.5	163.3	14.80	11.94
2010	423.5	294.2	13.95	8.74
2011	477.9	275.3	15.80	8.60
2012	384.0	255.3	12.63	7.86
2013	449.7	294.1	15.15	9.05

		Ordinary shares (pence)				Aviva ADS (US dollars)
Year		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2011	High	477.9	452.7	446.3	375.5	15.8	15.2	14.6	12.1
	Low	393.0	414.7	276.1	275.3	12.4	13.6	8.6	8.6
2012	High	382.6	333.1	363.1	384.0	11.95	10.73	11.85	12.63
	Low	299.0	255.3	268.3	320.0	9.23	7.86	8.39	10.33
2013	High	388.4	346.5	419.8	449.7	12.63	10.78	13.61	15.15
	Low	296.2	294.1	342.5	407.5	9.09	9.05	10.44	13.26

Ordinary shares (pence)	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014
High	419.8	449.1	447.8	449.7	477.3	475.3
Low	386.8	407.5	424.9	412.7	443.0	436.7

Aviva ADS (US dollars)	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014
High	13.61	14.44	14.39	15.15	16.00	15.91
Low	11.99	13.26	13.88	13.56	14.65	14.20

Major shareholders

The Financial Conduct Authority (FCA) Disclosure and Transparency Rules (DTRs) provide that a person or corporate entity that acquires an interest of 3% or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%.

We have set out in the tables below the holdings of each major shareholder as notified to the Company under the DTRs or filed with the SEC as at the latest practicable date for the last three financial years. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

As at 21 March 2014	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	213,911,420	7.3%
BlackRock, Inc and its subsidiaries	147,549,063	over 5%
Legal & General Group plc	90,203,524	3.06%
AXA S.A. and its Group companies	106,788,176	3.86%
The Capital Group Companies Inc	90,225,692	3.06%

As at 21 March 2013	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	196,288,968	6.80%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
Legal & General Group plc	110,128,385	3.98%
AXA S.A. and its Group companies	106,788,176	3.86%

As at 7 March 2012	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	196,144,458	7.0%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
Legal & General Group plc	110,128,385	3.98%
AXA S.A. and its Group companies	106,788,176	3.86%

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2013	2012	2013	2012
Reinsured London Market business	2.5%	2.0%	12 years	11 years
Latent claims	0.36% to 3.76%	0.33% to 3.35%	6 to 15 years	6 to 15 years
Structured settlements	2.8%	2.6%	35 years	33 years

The gross outstanding claims provision before discounting was £10,914 million (2012: £11,004 million) and after discounting was £10,298 million (2012: £10,554 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

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

During 2013, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2013 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country. The adequacy of loss reserves is assessed and reported locally and is aggregated and reported to the Chief Financial Officer (CFO) on a quarterly basis.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see ”IFRS Financial statements – Note 38 – Insurance liabilities”. The effect on profit of changes in the main assumptions for the general insurance and health business can be found within “IFRS Financial statements – Note 42 – Effect of changes in assumptions and estimates during the year”.

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

At 31 December 2013, excluding amounts classified as held for sale, the total reinsurance asset recoverable in respect of life, general and health insurance was £7,220 million, representing 3.2% of the total gross technical provisions of £226,613 million. In respect of premium income written during 2013, £1,646 million was ceded to reinsurers, representing 7.0% of the total gross written premium of £23,624 million. In respect of premium income written during 2013 for continuing operations, £1,546 million was ceded to reinsurers, representing 7.0% of total gross written premiums of £22,035 million.

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

Our largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2013 the amount ceded to Swiss Reinsurance Company Ltd was £1,620 million out of the total reinsurance asset recoverable of £7,220 million. Through the reinsurance of our London Market business, we also have significant exposure to the Berkshire Hathaway Group and its subsidiaries. At 31 December 2013 the amount ceded to the Berkshire Hathaway Group and its subsidiaries was £696 million out of the total reinsurance asset recoverable of £7,220 million. These figures give an indication of the potential losses to the Group following the default of the relevant counterparty, assuming no post-default recovery is possible.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk can be found within “IFRS Financial statements – Note 55 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2004 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2013. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. The year-end balances in the tables should not be added as they include amounts in respect of both the current and prior years.

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

31 December	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m
Initial net reserves per statement of financial position	10,288	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134
Effect of discounting	196	204	223	216	447	451	501	302	293	373
Initial net reserves for unpaid losses and LAE	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507
Initial retroceded reserves	2,316	2,159	2,050	1,946	2,020	2,072	1,973	1,742	1,411	1,407
Initial gross reserves for unpaid losses and LAE	12,800	13,136	13,061	13,439	15,061	13,576	13,179	11,420	11,004	10,914

Paid (cumulative) as of:
One year later	3,361	3,327	3,433	4,017	4,474	3,645	4,579	3,421	2,922
Two years later	4,977	4,925	5,053	5,836	6,462	6,274	6,673	5,034
Three years later	6,116	6,111	6,275	7,190	8,535	7,939	7,905
Four years later	6,950	7,057	7,240	8,470	9,917	8,856
Five years later	7,664	7,792	8,087	9,494	10,555
Six years later	8,222	8,449	8,875	9,905
Seven years later	8,726	9,047	9,170
Eight years later	9,162	9,268
Nine years later	9,351

Reserve re-estimated as of:
One year later	12,600	12,667	12,146	13,349	14,653	13,380	13,110	11,368	10,945
Two years later	12,290	11,992	12,114	13,149	14,505	13,213	13,156	11,470
Three years later	11,736	12,007	12,006	13,086	14,343	13,314	13,262
Four years later	11,882	12,013	11,956	12,974	14,509	13,445
Five years later	11,961	11,952	11,893	13,178	14,643
Six years later	11,891	11,867	12,069	13,308
Seven years later	11,818	12,046	12,260
Eight years later	11,989	12,226
Nine years later	12,159

Cumulative redundancy/(deficiency)	641	910	801	131	418	131	(83)	(50)	59
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated gross loss development for the last ten individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided within “IFRS Financial statements – Note 38 – Insurance liabilities”.

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m
Initial net reserves per statement of financial position	10,288	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134
Effect of discounting	196	204	223	216	447	451	501	302	293	373
Initial net reserves for unpaid losses and LAE	10,484	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507

Paid (cumulative) as of:
One year later	3,050	3,030	3,221	3,783	4,267	3,386	4,232	2,811	2,728
Two years later	4,414	4,452	4,674	5,485	6,041	5,773	5,779	4,310
Three years later	5,402	5,476	5,795	6,647	7,900	6,908	6,896
Four years later	6,084	6,317	6,595	7,771	8,751	7,734
Five years later	6,691	6,888	7,315	8,306	9,346
Six years later	7,097	7,427	7,643	8,695
Seven years later	7,496	7,665	7,924
Eight years later	7,673	7,885
Nine years later	7,841

Reserve re-estimated as of:
One year later	10,216	10,368	10,115	11,334	12,480	11,264	11,112	9,465	9,456
Two years later	9,765	9,728	10,055	10,959	12,269	11,076	10,999	9,494
Three years later	9,256	9,733	9,786	10,848	12,104	11,033	11,025
Four years later	9,400	9,572	9,678	10,744	12,118	11,090
Five years later	9,304	9,483	9,628	10,804	12,205
Six years later	9,245	9,420	9,679	10,920
Seven years later	9,230	9,525	9,867
Eight years later	9,357	9,711
Nine years later	9,531

Cumulative redundancy/(deficiency)	953	1,266	1,144	573	836	414	181	184	137

1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided under “IFRS Financial statements– Note 38 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2004. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2013 were £976 million (2012: £1,003 million). The movement in the year reflects strengthening of provisions by £5 million in the UK (2012: £8 million), other decreases in undiscounted provisions of £2 million (2012: £51 million increase), claim payments, reinsurance recoveries and foreign exchange rate movements.

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

During 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases for 2004 to 2012 shown above.

Following the partial disposal on 6 May 2011, Delta Lloyd was not consolidated in the loss reserve development tables shown above for financial years 2011 onwards. The Group disposed of its remaining share of Delta Lloyd during 2013.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves as at 31 December 2011 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

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

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2013 £m	Restated[2] 2012 £m	Restated[1,2] 2011 £m
Initial net reserves per statement of financial position	648	684	631
Effect of discounting	328	319	298
Initial net reserves for unpaid losses and LAE	976	1,003	929
Initial retroceded reserves	682	670	596
Initial gross reserves for unpaid losses and LAE	1,658	1,673	1,525

Paid (cumulative) as of:
One year later		25	58
Two years later			83

Reserve re-estimated as of:
One year later		1,685	1,733
Two years later			1,745

Cumulative redundancy/(deficiency)		(12)	(220)
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.
2	Following a review, certain asbestos and environmental pollution reserves and claim payments have been reclassified. There is no impact on the profit or equity reported for any period presented.

The following table presents the development of our A&E reserves after reinsurance measured on an IFRS basis.

31 December	2013 £m	2012 £m	2011[1] £m
Initial net reserves per statement of financial position	648	684	631
Effect of discounting	328	319	298
Initial net reserves for unpaid losses and LAE	976	1,003	929

Paid (cumulative) as of:
One year later		28	40
Two years later			68

Reserve re-estimated as of:
One year later		1,006	1,043
Two years later			1,047

Cumulative redundancy/(deficiency)		(3)	(118)
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

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

Critical accounting policies

The major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement assumption	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk passed	G
Financial investments	Classification of investments	T

Use of estimates

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy. These policies and notes can be found in the IFRS Financial Statements.

Item	Accounting policy	IFRS note
Insurance and participating investment contract liabilities	G & L	38, 39, 40, 42 & 43
Goodwill, AVIF and intangible assets	O	14 &15
Fair values of financial investments	F & T	20 & 24
Impairment of financial investments	T	21, 24 & 55
Fair value of derivative financial instruments	F & U	20, 24 & 56
Deferred acquisition costs and other assets	X	26
Provisions and contingent liabilities	AA	45 & 50
Pension obligations	AB	46
Deferred income taxes	AC	11 & 44
Operations held for sale	B	4

Additional information on Investments

For an overview of our investments, see “Performance review – Analysis of investments”.

Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, we believe that changing one or more of the assumptions for reasonably possible alternative assumptions would not change fair value significantly. Sensitivity analysis for Level 3 investments is detailed in “IFRS Financial statements – Note 20 (f) – Fair value methodology”.

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

The fair values of our investments are subject to market and credit risk, primarily interest rate, equity price, property price and foreign currency exchange risks. “IFRS Financial statements – Note 55 – Risk Management” provides disclosure and discussion of the impact of changes in market assumptions such as interest rates, exchange rates, equity and property prices, as well as providing information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Fixed maturity securities – Valuation techniques

The table below provides an analysis at 31 December 2013 of debt securities by pricing source.

	Fair value hierarchy
2013[1]	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	77,042	37,237	8,328	122,607
Internal models	—	3,647	551	4,198
	77,042	40,884	8,879	126,805
1	Amounts disclosed include assets classified as held for sale.
259

We use a variety of valuation techniques to fair value debt securities included in fair value hierarchy Level 2 and Level 3. Techniques include internal models using observable market inputs, broker quotes and third party pricing vendor services. Variations in the proportion of securities classified as Levels 1, 2 and 3 between different countries mainly reflect different levels of liquidity in the markets in which these securities are traded and the different valuation sources used. 90% of Level 2 fixed maturity securities are held by our businesses in the UK and Ireland, France and Canada, of which the UK and Ireland represent 71%, while 88% of Level 3 fixed maturity securities are held by our business in France. Valuation techniques are described below.

Valuations sourced from third parties

To determine the appropriate fair value hierarchy, where we use third-party pricing vendor services, we ascertain from the vendors their valuation methodology, and the market inputs into their models, to the extent possible. Further validation is performed against broker quotes or internal models. Valuations obtained from third party sources, disclosed in the table above, are unadjusted.

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

Structured bond-type instruments and other debt securities held by our business in France, for which there is no active market, amount to £7.8 billion. These are valued either using counterparty or third-party broker quotes. Where possible, they are validated against internal or third-party models. They have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2013, the values reported in respect of these instruments were the lower of counterparty and broker quotes and modelled valuations.

Notes issued by loan partnerships held by our UK Life business amounting to £0.3 billion have been valued using prices supplied by counterparties, using their own internal model.

Internal valuation models

In our UK Life business we use internal models for private placement notes of £2.1 billion at 31 December 2013, for which third party valuations are unavailable. Models use discounted cash flows incorporating the market swap curve for sovereign government securities for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is derived by matching the credit and maturity profile of the security to a third party pricing matrix grid based on observed market transactions in private placement notes of other issuers. A collateralised loan obligation of £0.4 billion, held by our UK business, was also valued using an internally developed cash flow model. The majority of inputs, including illiquidity and cost of funding, are considered to be non-market observable.

In our Spanish business, we use internal models to value illiquid corporate bonds of £1.4 billion at 31 December 2013 as the prices obtainable from third party pricing services are solely based on the last observed market transaction and are considered stale. Models use discounted cash flows incorporating the interest rate swap curve for the same currency of the instrument and a spread for credit and liquidity risk. The credit and liquidity spread is determined using market quotes of other bonds of the same issuer adjusted for the liquidity of asset or market.

Additionally, the internal models used to validate counterparty or broker valuations for complex structured bond-type products in France and Italy are based on discounted cash flow models incorporating the specific characteristics of the bond, such as issue date, credit risk of issuer, form of payout and reference indices. These represent the majority of the debt securities validated using internal models.

Adjustments for credit and liquidity risk

Our internal models and the models used by third-party pricing vendor services incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observed market information.

Our internal models and the models used by third-party pricing vendor services incorporate liquidity premium by adjusting the market spread above the yield curve for the appropriate amount of liquidity risk for each issuer, based on observed market information, where available.

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2013 of equity securities by pricing source.

	Fair value hierarchy
2013[1]	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	36,835	16	423	37,274
Internal models	—	86	20	106
	36,835	102	443	37,380
1	Amounts disclosed include assets classified as held for sale.

Valuations obtained from third party sources, disclosed above, are unadjusted.

Equity securities classified as Level 3 are principally strategic interests in banking partners held by our Italian business, and direct private equity investments held by our French business. Level 3 valuations are based on third-party independent appraisals, or where internally modelled, are based on transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information. Level 2 internal models relate to structured notes, valued using internally developed models utilising market observable inputs.

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2013 of other investments by pricing source.

	Fair value hierarchy
2013[1]	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	24,132	4,172	3,032	31,336
Internal models	—	111	4	115
	24,132	4,283	3,036	31,451
1	Amounts disclosed include assets classified as held for sale.

Valuations obtained from third party sources, disclosed above, are unadjusted, except for third party valuations of private equity funds as noted below.

Other investments classified as Level 2 principally relate to unit trusts and other investment vehicles amounting to £3.2 billion, and derivatives amounting to £0.7 billion.

Other investments classified as Level 3 are principally private equity investment funds of £1.1 billion, hedge funds of £1.1 billion and property funds of £0.5 billion. 78% of the Group’s holdings in these funds are held by our UK Life business, with the remainder primarily held by our business in France.

Our UK Life business values its interest in private equity funds utilising investment valuation reports received from the fund managers, making adjustments for items such as subsequent draw downs and distributions between the date of the report and the balance sheet date and the fund managers’ carried interest.

In valuing its interest in hedge funds and property funds, the Group utilises valuations received from fund managers, which are based on the market value of the underlying fund assets. In certain instances for hedge funds, the market values of the underlying assets may be determined by the hedge fund managers using internal, proprietary models. Such investments are classified as Level 3.

Of the internally modelled valuations for other investments disclosed above, the majority included in Level 2 relate to investments by our UK Life business in investment funds which are valued on a “look through basis” to the underlying investments in the fund. The underlying investments are valued using quoted market prices and other observable market inputs which support the classification. A similar valuation approach is adopted by third parties where we have utilised them as a source of valuations.

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

Loans – Valuation techniques

The table below provides an analysis at 31 December 2013 of loans carried at fair value by pricing source.

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	—	—	—
Internal models	—	3,115	15,362	18,477
	—	3,115	15,362	18,477

All loans carried at fair value are valued using internal models. These loans in our UK Life business include:

Commercial property and healthcare property mortgages of £9.9 billion are valued using a Portfolio Credit Risk Model (PCRM) which calculates a Credit Risk Adjusted Value (CRAV) for each mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve and global assumption for the liquidity premium, which is deemed to be non-market observable and therefore these loans are Level 3 in the fair value hierarchy.

Equity release and securitised equity release mortgage loans of £4.7 billion are valued using discounted cash flow models, where the cash flows are adjusted for credit risk and discounted using a yield curve and global assumptions for the liquidity premium. Assumptions used to derive the credit risk and property risk are not deemed to be market observable, and are classified as Level 3.

Public Finance Initiative mortgages of £2.5 billion are valued using a discounted cash flow model, with contractual loan cash flows discounted at a risk free rate plus a margin based on observable new business reinvestment margins; these are classified as Level 2 in the fair value hierarchy.

Non-recourse loans of £0.8 billion. These are bespoke arrangements with no direct market price, and are valued using a discounted cash flow model, considering the likelihood of counterparty default along with the performance of underlying collateral. A number of non-market observable inputs are used, including a liquidity premium, and these loans are classified as Level 3 in the fair value hierarchy.

Securitised equity release mortgage loans of £0.6 billion are valued using discounted cash flow models where property risk is substantially reinsured, and credit spreads are market corroborated, being based on available quoted market prices, and are classified as Level 2 in the fair value hierarchy.

Investment Property – Valuation techniques

The table below provides an analysis at 31 December 2013 of investment property carried at fair value, by pricing source.

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	—	9,397	9,397
Internal models	—	—	54	54
	—	—	9,451	9,451

Valuations sourced from third parties

Valuations obtained from third party sources, disclosed above, are unadjusted. 99% of our investment properties are valued externally by qualified independent valuers. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transaction on similar properties, where available. These inputs have been deemed as non-market observable; hence these assets are classified within Level 3.

Internal valuation models

Investment properties that are internally valued are valued using the same valuation technique: i.e. a discounted cash flow approach. Where valuations are developed internally these are reviewed by external valuers who validate the information used and that the valuation is appropriate.

Duration and amount of unrealised losses on available-for-sale securities

	0 – 6 months		7 – 12 months		more than 12 months		Total
2013	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	25	—	9	—	279	(6)	313	(6)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	3	—	3	—
	25	—	9	—	282	(6)	316	(6)
20%-50% loss position:
Debt securities	—	—	—	—	3	(2)	3	(2)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Total
Debt securities	25	—	9	—	282	(8)	316	(8)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	3	—	3	—
	25	—	9	—	285	(8)	319	(8)
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—
Total (excluding assets held for sale)	25	—	9	—	285	(8)	319	(8)
1	Only includes AFS classified securities that are in an unrealised loss position.

	0 – 6 months		7 – 12 months		more than 12 months		Total
2012	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	2,006	(14)	53	(3)	534	(11)	2,593	(28)
Equity securities	—	—	—	—	2	—	2	—
Other investments	8	—	8	—	20	(3)	36	(3)
	2,014	(14)	61	(3)	556	(14)	2,631	(31)
20%-50% loss position:
Debt securities	—	—	—	—	70	(34)	70	(34)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	2	(1)	2	(1)	4	(2)
	—	—	2	(1)	72	(35)	74	(36)
Greater than 50% loss position:
Debt securities	—	—	—	—	7	(12)	7	(12)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	7	(12)	7	(12)
Total
Debt securities	2,006	(14)	53	(3)	611	(57)	2,670	(74)
Equity securities	—	—	—	—	2	—	2	—
Other investments	8	—	10	(1)	22	(4)	40	(5)
	2,014	(14)	63	(4)	635	(61)	2,712	(79)
Assets of operations classified as held for sale	2,014	(14)	63	(4)	231	(58)	2,308	(76)
Total (excluding assets held for sale)	—	—	—	—	404	(3)	404	(3)

1	Only includes AFS classified securities that are in an unrealised loss position.

We have not recognised any impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary, and all amounts due according to the contractual terms of the security are considered collectable.

Where factors specific to an issuer have resulted in an unrealised loss, we have considered whether the security is impaired and recognised an impairment charge where necessary.

The total impairment expense for 2013 for AFS debt securities was £12 million (FY12: £12 million), and related to our US business. The total AFS impairment expense relates to corporate bonds that are not yet in default but showed continued deterioration in market value from the previous impairment value.

At 31 December 2013, 89% of AFS debt securities above were held by our French business.

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

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 to carry at fair value through profit or loss investment contracts of £48,140 million (2012: £46,299 million) and securitised borrowings of £1,313 million (2012: £1,332 million), as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition, IFRS requires us to fair value derivative liabilities through profit or loss.

Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed life and annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:

■	In the case of funding agreements and derivative contracts, they are mostly fully collaterised;
■	In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default; and
■	In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

Embedded options in indexed and life annuity contracts in our US business were valued using a risk-adjusted discount rate based on market spreads on senior long-term unsecured Aviva plc debt, up until the disposal of the business in October 2013.

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

Organisation and Register

Our registered company number in England is 2468686. The various entities that comprise Aviva have histories of considerable duration. Hand in Hand was established in 1696, Commercial Union was established in 1861, General Accident was founded in 1885 and Norwich Union was founded in 1797. However, the Group’s current structure dates back to 9 February 1990, when Commercial Union plc was incorporated as the listed holding company for the Commercial Union Group.

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

Directors’ Remuneration

A director is not required to hold any shares by way of qualification. However, under internal guidelines the Group Chief Executive Officer (Group CEO) is required to build up a shareholding in the Company equivalent to 200% of annual base salary, executive directors are required to build up a shareholding in the Company equivalent to 150% of annual base salary and other Group Executive members are required to build up a shareholding in the Company equivalent to 50% of annual base salary. In addition, the executive directors, including the Group CEO, are required to retain 50% of the net shares released from deferred annual bonuses and Long Term Incentive Plan awards until the shareholding requirements have been met. There is no target date for meeting the share ownership requirements.

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

We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms as may be attached by our Board prior to allotment. Sterling new preference shares, new preference shares and euro new preference shares will have such rights and terms as the Board may determine in accordance with the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see “IFRS Financial statements – Note 31 – Preference share capital”.

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

Share Warrants to Bearer

Subject to any statutory restrictions, we may issue share warrants with respect to any shares which are fully paid up upon a request in writing by the relevant shareholder. The request should be in the form, and authenticated by the statutory declaration or other evidence as to the identity of the person making the same, as our Board may require.

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

Transfer of Shares

Subject to such restrictions in our articles of association as may apply, any shareholder may transfer all or any of his or her certificated shares by written instrument, in any usual form or in any other form which our Board may approve, executed by or on behalf of the transferor and, in the case of a transfer of a share not fully paid, by or on behalf of the transferee.

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

Shareholders Resident Abroad

If a shareholder has not provided us with an address in the UK, we are not required to send notices to such shareholder directly. Notices to such shareholders may be posted in our registered office and are then deemed to be given to those shareholders on the date when they are first posted. Unless otherwise required by law or our articles of association, we may also give notices by advertisement published once in at least one leading UK daily newspaper. Alternatively, so long as a shareholder has so agreed, we may give notice of a general meeting by posting on our website, provided we have notified the shareholder of the posting in a manner agreed with us. There are no limitations on non-resident or foreign shareholders’ rights to own our securities or exercise voting rights where such rights are given under English company law. For holders of ADSs, please see “– Description of securities other than equity securities”.

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

We generally pay any dividends on our ordinary shares twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque from our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our articles of association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “– Description of securities other than equity securities” and for our preference shares within “IFRS Financial statements – Note 31 – Preference Share Capital”.

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

A copy of our annual accounts and reports is, not less than twenty-one clear days before the date of the meeting, sent or supplied to every shareholder and to every holder of debentures or debenture or loan stock and every person entitled to receive notice of general meeting. The required number of printed copies of every such document is at the same time sent to the London Stock Exchange and to any other stock exchange which has granted a quotation for, or a listing of, any of the shares, as required by their regulations.

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

Change of Control

There is no specific provision in our articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

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

The basic disclosure requirement under English law and the Disclosure and Transparency Rules promulgated by the FCA imposes an obligation on a person to notify the FCA and us of the percentage of the voting rights in Aviva such person holds or controls directly or indirectly. The Disclosure and Transparency Rules set out the circumstances in which an obligation of disclosure arises as well as certain exemptions from those obligations for specified persons. This obligation is triggered if the percentage of voting rights reaches, exceeds or falls below three percent and any subsequent whole percentage figure as a result of an acquisition or disposal reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to our shares. The Disclosure and Transparency Rules also deal with the disclosure by certain persons including directors, of interests in shares of the listed companies of which they are directors, and in derivatives and other financial instruments relating to those shares. We may, under English law require a person that we know or have cause to believe is or was during the three years preceding the date of notice interested in our shares to indicate whether or not that is the case and to provide certain information as is permitted under the law.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Shareholder approval of equity compensation plans

The NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE rules. As a result, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

Exchange controls and other limitations affecting security holders

Other than requirements to report designated events and transactions under sanctions and other laws in effect from time to time, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth in “– Taxation” below. There are no limitations under our articles of association restricting voting or shareholding.

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

A “Non-US Holder” is any beneficial owner of the Aviva ordinary shares or ADSs that is not a US Holder. The tax treatment of an entity that is treated as a partnership for US federal income tax purposes will generally depend on the status of the members and the activities of the partnership.

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

UK Taxation of Dividends

Under current UK tax law, no tax is required to be withheld in the United Kingdom at source from cash dividends paid to US Holders.

UK Taxation of Capital Gains

Subject to the ‘temporary not resident’ comments in the following paragraph, a holder of Aviva ordinary shares or ADSs who, for UK tax purposes, is considered not resident in the UK will not be liable for UK taxation on capital gains realised on the disposal of Aviva ordinary shares or ADSs unless at the time of the disposal:

■	the holder carries on a trade or, in the case of an individual, a profession or vocation, in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment, and
■	the Aviva ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

However, an individual holder of Aviva ordinary shares or ADSs that were acquired before leaving the UK and who is considered a “temporary non-resident”, may be charged to UK capital gains tax on gains arising from a disposal of the shares or ADSs during that period of temporary non-residence. The detailed rules were amended, in conjunction with the introduction of a new statutory residence test, with effect from April 6, 2013, and transitional provisions apply where an individual’s year of departure was the tax year 2012/13 or an earlier year. Broadly, the temporary non-resident rules may apply where the period of non-residence is five years or less. Their effect is to impose any capital gains tax when the individual returns to the UK.

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

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is payable on the transfer of Aviva ordinary shares to a nominee or agent of the depositary in exchange for Aviva ADRs representing ADSs. Furthermore, UK stamp duty reserve tax is payable upon the transfer of Aviva ordinary shares to a nominee or agent of the depositary in exchange for Aviva ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Aviva ordinary shares or, in some circumstances, to the value of the Aviva ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Aviva ordinary shares, no stamp duty reserve tax should be payable on that transfer.

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

Subject to applicable holding period and other limitations, the US dollar amount of dividends received on the Aviva ordinary shares or ADSs by certain non-corporate US Holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the Aviva ordinary shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the Treaty or the ADSs are readily tradeable on an established US securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the Aviva ordinary shares or ADSs that are treated as dividends for US federal income tax purposes should constitute qualified dividends, no assurance can be given that this will be the case. US Holders should consult their tax advisers regarding the tax rate applicable to dividends received by them with respect to the Aviva ordinary shares or ADSs, as well as the potential treatment of any loss on a disposition of Aviva ordinary shares or ADSs as long-term capital loss regardless of the US Holders’ actual holding period for the Aviva ordinary shares or ADSs.

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

US Taxation of Capital Gains

Gain or loss realised by a US Holder on the sale or other disposition of Aviva ordinary shares or ADSs will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the Aviva ordinary shares or ADSs and the amount realised on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Aviva ordinary shares or ADSs have been held for more than one year. Any such gain or loss realised will generally be treated as US source gain or loss. In the case of a US Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding period requirements are met. The deductibility of capital losses is subject to significant limitations.

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

We would be a PFIC for US federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a US Holder held the Aviva ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that US Holder, and the US Holder generally will be subject to special rules with respect to (a) any gain realised on the disposition of the Aviva ordinary shares or ADSs and (b) any “excess distribution” by us to the US Holder in respect of the Aviva ordinary shares or ADSs. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the US

Holder’s holding period for the Aviva ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a US Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, US Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterised as PFICs, if we are deemed a PFIC. A US Holder may be able to avoid many of these adverse tax consequences if it elects to mark the Aviva ordinary shares or ADSs to market on an annual basis. However, any such mark-to-market election would not be available for a lower-tier PFIC. US Holders are urged to consult their tax advisers about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the US Holder’s eligibility to file such an election (including whether the Aviva ordinary shares or ADSs are treated as ‘‘publicly traded’’ for such purpose) and any information reporting requirements that may apply with respect to ownership of a PFIC.

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

Our ADSs are listed on the NYSE, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, and on the NYSE’s website at http://www.nyse.com.

We also file reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange’s website at http://www.londonstockexchange.com and those reports and documents not filed electronically may be viewed at the Document Viewing Facility, UK Listing Authority, Financial Conduct Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK. All reports and other documents filed with the London Stock Exchange are also published on our website at http://www.aviva.com.

Description of securities other than equity securities

The ordinary shares underlying our “ADSs” were registered under the Securities Exchange Act of 1934, as amended, in October 2009. The ADSs are represented by “ADRs” for trading on the NYSE under the symbol “AV”. One ADR represents two ordinary shares.

Fees and expenses for ADS holders

ADS holders are required to pay the following fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US 5c per ADS issued
Cancellation of ADSs	Up to US 5c per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US 5c per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US 5c per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US 5c per ADS held
Depositary Services	Up to US 5c per ADS held on the applicable record date(s) established by the Depositary

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

Depositary payment to Aviva plc

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. From 1 January 2013 to 31 December 2013, we received from the depositary bank $350,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our annual general meeting, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

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

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Aviva’s ordinary shares or ADSs for the year ended 31 December 2013.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	48,877	£3.73	n/a	n/a
February	49,205	£3.57	n/a	n/a
March	56,329	£3.09	n/a	n/a
April	58,555	£2.99	n/a	n/a
May	277,413	£3.40	n/a	n/a
June	379,663	£3.22	n/a	n/a
July	319,531	£3.65	n/a	n/a
August	292,171	£3.98	n/a	n/a
September	8,142,837	£4.04	n/a	n/a
October	256,675	£4.25	n/a	n/a
November	247,191	£4.40	n/a	n/a
December	266,496	£4.18	n/a	n/a
1	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s executive and employee share plans.
2	This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

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

The Company’s statement of differences is set out in the Governance section of this report on page 62.

Legal proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “IFRS Financial Statements – Note 50 – Contingent liabilities and other risk factors”.

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

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group CEO and CFO, the effectiveness of the disclosure controls and procedures as at 31 December 2013. Based upon Aviva’s evaluation, the Group CEO and CFO concluded that, as of 31 December 2013, Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Management, including Aviva’s Group CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

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

Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2013 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework (1992)’. Based on its assessment, management concluded that, as at 31 December 2013, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria.

The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 110.

Changes in internal control over financial reporting

There have been no significant changes in Aviva Group’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Aviva Group’s internal control over financial reporting.

Code of ethics

The Company has adopted a Code of Ethics for Senior Management (Ethics Code), including the Board, the Group Executive and the Group Chief Accounting Officer as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no waivers from the Ethics Code relating to any of those officers during the year. The Ethics Code was amended in June 2013 to bring it into line with the requirements of the Bribery Act 2010 in the UK and to make a number of other administrative amendments. The current Ethics Code can be found on the website at http://www.aviva.com/investor-relations/corporate-governance/code-ethics/ and copies may be obtained free of charge from the Group Company Secretary at the Company’s registered office address. The Ethics Code is an exhibit to this Form 20-F.

Other information

In this section
Glossary	276
Signatures	278
Exhibits	279

Glossary

Product definitions

Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

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

Group pension

A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Health insurance

Provides cover against loss from illness or bodily injury. Can pay for medicine, visits to the doctor, hospital stays, other medical expenses and loss of earnings, depending on the conditions covered and the benefits and choices of treatment available on the policy.

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

Individual savings account (ISAs)

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

Open ended investment company (OEIC)

A collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension

A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension

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

Collective investment scheme (SICAVs)

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

Whole life

A protection policy that remains in force for the insured’s whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

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

Financial Conduct Authority (FCA)

One of the two bodies (along with the PRA) which replaced the Financial Services Authority from 1 April 2013. The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

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

Independent Financial Advisers (IFAs)

A person or organisation, authorised under the FCA, to give independent advice on financial matters.

International financial reporting standards (IFRS)

These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Adjusted operating profit

From continuing operations, based on expected investment returns, and stated before tax and before non-operating items including, impairment of goodwill, exceptional and other items.

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

Net written premiums

Total gross written premiums for the given period, less premiums paid over or ‘ceded’ to reinsurers.

Present value of new business (PVNBP)

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Prudential Regulatory Authority (PRA)

One of the two bodies (along with the FCA) which replaced the Financial Services Authority from 1 April 2013. The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders.

Solvency II

These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II is due to become effective from 1 January 2016.

Internal Control

Guidance to Directors (formerly known as the Turnbull Guidance) is published by the UK Financial Reporting Council and PRA, sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

UK Corporate Governance Code

The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc

(Registrant)

Dated 24 March 2014

/s/ Mark Wilson

Mark Wilson

Group Chief Executive Officer

Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 3 May 2012 (incorporated by reference to Exhibit 1.1 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 2.1	Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 2.2	The total amount of long term debt securities of Aviva plc authorised under any instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed

Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)

Exhibit 4.1.1	Addendum Aviva Capital Accumulation plan rules dated 22 December 2010 (incorporated by reference to Exhibit 4.1.1 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.1.2	Addendum Aviva Capital Accumulation plan rules dated 8 December 2010 (incorporated by reference to Exhibit 4.1.2 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.2	Aviva Executive Long Term Incentive plan 2011 rules (amended 2012), (incorporated by reference to Exhibit 4.2 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.3	Aviva Executive Annual Bonus 2011 plan rules (amended 2012), (incorporated by reference to Exhibit 4.3 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.4	Aviva Executive Share Option plan rules (incorporated by reference to Exhibit 4.7 of the Aviva plc 2009 Annual Report filed on Form 20-F on 30 March 2010)

Exhibit 4.5	Rules of the Aviva recruitment and retention share award plan CFO (incorporated by reference to Exhibit 4.5 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.6	Conditional Share Award Terms and Conditions – Trevor Matthews (incorporated by reference to Exhibit 4.6 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 4.7	Rules of the Aviva recruitment and retention share award plan (amended 2012), (incorporated by reference to Exhibit 4.7 of the Aviva plc 2013 Annual Report filed on Form 20-F on 25 March 2013)

Exhibit 8.1	Schedule of subsidiaries of Aviva plc

Exhibit 11.1	Code of ethics (amended 2013)

Exhibit 12.1	Certification of the Company’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Company’s Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

Exhibit 13.2	Certification of the Company’s Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

