Form 20-F
period 2014-12-31
AVIVA PLC
filed 2015-03-16
CIK 1140022

As filed with the Securities and Exchange Commission on March 16, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was:

Ordinary Shares, 25 pence par value each                    2,950,487,340

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Cross reference to Form 20-F

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	16 – 17, 88 – 89, 250
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	(ii), 31 – 32, 99 – 114, 223 – 234
Item 4.	Information on the Company
	A.	History and development of the company	2 – 5, 18, 46, 60, 86
	B.	Business overview	2 – 15, 18 – 24, 25 – 29, 93 – 98, 251 – 254
	C.	Organisational structure	238 – 239
	D.	Property, plants and equipment	29,165
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	2 – 15
	B.	Liquidity and capital resources	2 -3 ,31 – 34, 56, 89 – 93, 211 – 214, 228 – 229, 246 – 247
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	2 – 17, 18 – 24, 89, 250
	E.	Off-balance sheet arrangements	89
	F.	Tabular disclosure of contractual arrangements	30
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	38 – 43
	B.	Compensation	64 – 84, 88, 205 – 211
	C.	Board practices	44 – 48, 51 – 54, 60 – 63, 64 – 84
	D.	Employees	154, 269
	E.	Share ownership	67, 79, 82 – 84, 86 – 87, 180 – 184
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	60, 250
	B.	Related Party Transactions	88, 237, 247 – 248
	C.	Interests of Experts and Counsel	n/a
Item 8.	Financial information
	A.	Consolidated statements and other financial information	2 – 17, 88 – 89, 115 – 248
	B.	Significant changes	141, 239, 250
Item 9.	The Offer and Listing		250
Item 10.	Additional Information
	A.	Share capital	60, 86 – 87, 180 ,184
	B.	Articles of association	61, 260 – 265
	C.	Material contracts	4-5, 181 – 183
	D.	Exchange controls	265
	E.	Taxation	265 – 267
	F.	Dividends and paying agents	267
	G.	Statements by experts	n/a
	H.	Documents on display	267
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		31 – 32, 99 – 103, 226 – 228
Item 12.	Description of Securities Other Than Equity Securities		268
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		269
Item 16A.	Audit Committee Financial Expert		51-52
Item 16B.	Code of Ethics		270
Item 16C.	Principal Accountant Fees and Services		53 – 54, 155
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		269
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		63, 269
Item 16H.	Mine Safety Disclosure		n/a
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		115 – 248
Item 19.	Exhibits		275

Glossary			272 – 273
Signatures			274

Main contents

In this Form 20F
Performance review	1
Governance	35
Shareholder information	85
IFRS Financial statements	115
Additional disclosures for SEC	249
Other information	271

Forward-looking statements

This Annual Report on Form 20-F may contain certain “forward-looking statements” with respect to certain of our plans, current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “likely”; “outlook”, “target”, “goal”, “guidance”; “trends”; “future”; “projects”, “on track”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. These forward-looking statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and other factors, our actual future financial condition, performance and results may differ materially from those anticipated in our forward-looking statements and the differences could be significant.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but are not limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our most recent Annual Report on Form 20-F as filed with the SEC, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

•	the impact of ongoing difficult conditions in the global financial markets and the economy generally;
•	the impact of simplifying our operating structure and activities;
•	the impact of various local political, regulatory and economic conditions;
•	market developments and government actions regarding the sovereign debt crisis in Europe;
•	the effect of credit spread volatility on the net unrealised value of the investment portfolio;
•	the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments;
•	changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching;
•	the impact of changes in short or long term inflation;
•	the impact of changes in equity or property prices on our investment portfolio;
•	fluctuations in currency exchange rates;
•	the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves;
•	the amount of allowances and impairments taken on our investments;
•	the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital;
•	changes in, or restrictions on, our ability to initiate capital management initiatives or an acceleration of repayment of intercompany indebtedness;
•	a cyclical downturn of the insurance industry;
•	changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
•	the impact of natural and man-made catastrophic events on our business activities and results of operations;
•	our reliance on information and technology and third-party service providers for our operations and systems;
•	the inability of reinsurers to meet obligations or unavailability of reinsurance coverage;
•	increased competition in the UK and in other countries where we have significant operations;
•	the effect of the European Union’s “Solvency II” rules on our regulatory capital requirements;
•	the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
•	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
•	changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
•	the effect of legal proceedings and regulatory investigations;
•	the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events;
•	risks associated with arrangements with third parties, including joint ventures;
•	our reliance on third party distribution channels to deliver our products;
•	funding risks associated with our participation in defined benefit staff pension schemes;
•	the failure to attract or retain the necessary key personnel;
•	the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers;
•	the effect of fluctuations in share price as a result of general market conditions or otherwise, including any as a result of the proposed acquisition of Friends Life;

•	the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services;
•	changes to our brand and reputation;
•	changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to proposed changes in UK law;
•	the inability to protect our intellectual property;
•	the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and
•	the timing/regulatory approval impact, integration risk and other uncertainties such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to other future acquisitions, combinations or disposals within relevant industries, including specifically the proposed acquisition of Friends Life.

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

i

Performance review

In this section
Financial and operating performance	2
Selected consolidated financial data	16
Information on the Company	18
Analysis of investments	25
Contractual obligations	30
Risk and capital management	31

1

Financial and operating performance

Financial and operating performance

Overview

We have begun laying the foundation for the next stages of turnaround and transformation at Aviva. Operationally, we have continued to deliver expense savings and realise efficiencies across the Group. Financially, we have made further progress on improving our performance and increasing our financial flexibility.

In 2014, adjusted operating profit increased 6% to £2,173 million and IFRS book value per share (NAV) increased 26% to 340p, primarily due to adjusted operating profit and favourable movements in our staff pension scheme. Excess centre cash flow from operations increased 65% to £0.7 billion*, providing positive cash coverage of our annual dividend for the first time in several years. Consequently, the final dividend has been increased 30% to 12.25p per share.

External debt leverage reduced from 48% to 41% of tangible capital on an IFRS basis, as we reduced debt and grew book value. Our debt leverage is within our target range of being comparable to the AA level. Meanwhile we have also reduced the internal loan by £1.3 billion in the 12 months to February 2015. Our capital level and liquidity are within our risk appetite, with an estimated economic capital surplus ratio of 178%1, even after declaring the year end dividend. We manage our capital on an economic basis1, which is consistent with the UK regulatory framework, but also with consideration to the upcoming Solvency II regime.

We continued to take action at both the Group level and at the individual business cell level to improve return on capital, or to redeploy it to better use. During 2014 we established our internal reinsurance entity, separated our capital and risk functions, and issued and refinanced €700 million long-term hybrid debt on better terms than a similar issue the year before. We divested our business in South Korea, our general insurance operation in Turkey, our River Road asset management business in the U.S., Eurovita in Italy and our stake in Spanish joint venture CxG. Together with our partner, we also conducted a partial initial public offering (IPO) of our life insurance operation in Turkey.

Profit before tax

The overall result for the year was a total profit before tax of £2,339 million (2013: £2,819 million), which includes £2,281 million (2013: £1,281 million) from continuing operations and £58 million (2013: £1,538 million) from discontinued operations.

Profit before tax from continuing operations includes adjusted operating profits of £2,173 million (2013: £2,049 million2) and positive non-operating items of £108 million (2013: £768 million loss). Adjusted operating profit has increased by £124 million to £2,173 million which included the benefit of operating expense savings of £211 million, partly offset by an adverse foreign exchange impact of £87 million. Non–operating items contributed £108 million (2013: £768 million loss) to total profit. The two main reasons for the improvement are lower integration and restructuring costs and positive investment variances (2013: negative variances). See “Financial and operating performance – Financial highlights” below for further details.

Capital and liquidity

In 2014, IFRS net asset value (NAV) per share increased 26% to 340p (2013: 270p). Along with contribution from adjusted operating profits, the IFRS net asset value was boosted by a 45p increase in our pension surplus, as measured on an IAS 19 basis. We manage our staff pension scheme on a funding basis, not an IAS 19 basis, which means we hold higher technical provisions for funding and hedge on that basis, which introduces potential volatility into our IAS 19 reporting. The large increase in our IAS 19 pension surplus reported this year is largely attributable to a combination of wider credit spreads and lower interest rates. This could reverse in the future.

Prior to the declaration of our 2014 final dividend, our economic capital surplus1 increased marginally to £8.4 billion (2013: £8.3 billion), with a coverage ratio of 182% (2013: 182%), and is £8.0 billion after the early declaration of our final dividend, which we announced on 2 December 2014 coincident with the proposed Friends Life acquisition. The coverage ratio is 178% after deducting the accrual of the final dividend which was reasonably foreseeable at year end.

IGD surplus was stable at £3.6 billion prior to the declaration of our 2014 final dividend (2013: £3.6 billion) and reduced to £3.2 billion after. The redemption of hybrid debt during the year reduced our surplus by £0.2 billion.

Liquidity at Group centre is £1.1 billion as at the end of February 2015 (February 2014: £1.6 billion), and within our risk appetite. External and internal debt reduction, pension contributions, external dividends and the capitalisation of our internal reinsurance company offset remittances received from businesses and disposal proceeds.

Solvency II

Next year we expect to report our economic capital surplus on a Solvency II basis, which comes into effect from 1 January 2016. We continue to work with regulators on the application of Solvency II principles to our business, and will submit our Group internal model for formal regulatory review in June this year.

There remains uncertainty regarding certain significant issues under Solvency II regulations and their interpretation by regulators. Our reported economic capital surplus and its composition may differ under Solvency II from the current regulatory regime. Regardless, we are currently managing the Group taking into account our understanding of how Solvency II principles are likely to apply from 2016 onwards.

Leverage

In the first half of the year we called £240 million of debt instruments with coupons in excess of 10% without refinancing. Also we raised €700 million of Lower Tier 2 subordinated debt with a 3.875% coupon. In Q4 2014, we called a €700 million Direct Capital Instrument (DCI) with a 4.7291% coupon. Lower debt coupled with growth in our net asset value has resulted in our leverage ratio falling to 41% (2013: 48%) of tangible capital on an IFRS basis.

We continue to reduce the intercompany loan that exists between our main UK general insurance legal entity, Aviva Insurance Limited, and the Group. The loan balance at the end of February 2015 is £2.8 billion and we remain on track to achieve our objective of reducing this to approximately £2.2 billion by the end of 2015.

Cash Flow

Cash remittances relating to 2014 activity were £1,412 million, an 11% increase over the 2013 comparative with improvements across the majority of businesses. The table below shows liquid resources provided to Group Centre by business units in relation to activity in 2014.

_______________

1 The economic capital surplus represents an estimated unaudited position. The economic capital requirement is based on Aviva’s own internal assessment and capital management policies. The term ‘economic capital’ does not imply capital as required by regulators or other third parties. Economic capital surplus shows the estimated risk adjusted capital position of the Group. This metric does not relate and cannot be reconciled to IFRS. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital surplus. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital surplus.

2 Refer to note 5 ‘ Segmental information’ for further information

 * For further information see Shareholder information – Sources of liquidity.

2

	2014	2013
	Dividend £m	Dividend £m
United Kingdom & Ireland Life	437	370
United Kingdom & Ireland General Insurance & Health[1]	294	347
France	245	235
Poland	106	85
Italy	32	12
Spain	68	51
Other Europe	3	5
Europe	454	388
Canada	138	130
Asia	23	20
Other[2]	66	14
Group – continuing operations	1,412	1,269
1	Cash remittances include amounts of £273 million received from UKGI in February 2015 in respect of 2014 activity and £347 million received in January 2014 in respect of 2013 activity.
2	Other includes Aviva Investors and Group Reinsurance.

Financial and operating performance

Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general and health insurance.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See 'Other information – Risk and capital management' for more information on these and other risk factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

During the year, sterling strengthened against the euro, Canadian dollar and Polish zloty which has impacted the overall results and performance. See IFRS financial statements – note 2 – Exchange rates. In addition, the Group undertook the following actions which impacted the overall results and performance:

•	The Group completed the sale of a number of operations during the year, including operations in Italy (Eurovita Assicurazioni S.p.A), Spain (CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros, S.A.), Turkey (Aviva Sigorta A.S.), South Korea (Woori Aviva Life Insurance Co. Ltd), and the US (River Road Asset Management, LLC). See 'IFRS Financial statements - note 4 – Subsidiaries' for further details.
•	The Group continued to undertake restructuring and transformation activity to align our business operations with our strategy. Integration and restructuring costs of £140 million (2013: £366 million) mainly include £94 million of Solvency II implementation costs (2013: £79 million). Compared to the prior year, integration and restructuring costs have reduced by £226 million principally driven by a significant reduction in transformation spend.
•	In addition, there was a favourable movement of £1,662 million (2013: £674 million adverse) relating to the Group's staff pension schemes which has been recognised in other comprehensive income. This was principally due to the main UK staff pension scheme largely as a result of positive asset performance driven by a fall in interest rates, partly offset by an increase in the defined benefit obligation. See 'IFRS Financial statements – note 46 – Pension obligations' for further details.

Demographic trends

Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers. For example, in countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre-and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders' needs.

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

The benign financial market conditions experienced in 2013 continued during 2014, albeit with increased volatility in the second half of the year.

The economies where the Group has operations that were impacted in 2014 by estimated low or negative growth include: France 0.4%3 and Italy (0.4)% 3. Economic growth in the UK was encouraging at 2.6%3 and the Canadian economy remained solid with estimated growth of 2.4%3 in 2014. Some of our other markets experienced stronger growth, for example c.3%3 in both Poland and Turkey, and 7.4%3 in China.

The world economy is expected to grow c.3.5%3 in 2015 and 3.7%3 in 2016, slightly higher than the previous two years (growth was 3.3%3 in both 2013 and 2014). Emerging markets are expected to sustain high growth, although lower than pre-crisis highs. The US is projected to continue leading the developed market recovery, with Canada and the UK also achieving reasonable growth, while eurozone growth is expected to be low, with downside risks.

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

With-profits business

With-profits products are mainly written in our UK & Ireland operating segment, with small funds in France and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders' exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profits funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profits funds in the UK is split 90:10.

____________________

3 International Monetary Fund world economic outlook

Shareholders' profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. Whilst bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in regular and final bonus rates, thereby reducing both policyholder returns and shareholders' profit under IFRS.

In 2014 and 2013 we made increases in the majority of final bonus rates.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2014, general insurance and health sales accounted for 41% of Group net written premiums (NWP) from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition, however, drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market whilst others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Our various general insurance markets are not always at the same stage of the underwriting cycle.

In the UK, the personal motor market has seen further rate reductions in 2014 reflecting intense competition and regulatory change. This follows a period of rate increases in previous periods in response to rising claims costs and frequencies. Challenging rating conditions also apply to other UK classes of business.

We expect the underwriting cycle to continue in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, and the adoption of more advanced pricing methods, is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters

Our general insurance business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters is somewhat reduced through our focus on personal lines business and small to medium sized commercial risks in the general insurance business. The Group cedes the majority of its worldwide catastrophe risk to third-party reinsurers.

In 2014 our operations in Canada suffered from losses due to the severe winter in the first quarter of 2014 followed by hailstorms in August (see 'Market performance – Canada' below for further details) and our operations in France were also impacted by adverse weather.

Government policy and legislation

Changes in government policy and legislation applicable to our business in many of the markets in which we operate, particularly in the UK, may affect the results of our operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability. As a global business, we are exposed to various local political, regulatory and economic conditions, and business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section 'Shareholder information - Regulation'.

Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro, Canadian dollar and the Polish zloty. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling.

We generally do not hedge foreign currency revenues, as we retain local currency in each business to support business growth, to meet local and regulatory market requirements and to maintain sufficient assets in local currency to match local currency liabilities.

Movements in exchange rates may affect the value of consolidated shareholders' equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity.

During 2014, sterling strengthened against a number of currencies including the Euro and the Canadian dollar. This resulted in a foreign currency loss in other comprehensive income from continuing operations of £396 million (2013: £35 million loss).

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in local currencies.

Acquisitions and disposals

Over the last three years we have completed and announced a number of transactions, some of which have had a material impact on our results. These transactions reflect our strategic objectives of narrowing our focus to businesses where we can produce attractive returns and exit businesses which we do not consider central to our future growth.

Activity in 2014

In May 2014, the Group restructured its existing business in Indonesia and reduced its ownership interest from 60% to 50% to form a 50-50 joint venture (Astra Aviva Life) between Aviva and PT Astra International Tbk.

On 27 June 2014, the Group completed the disposal of its 47% holding in Woori Aviva Life Insurance Co. Ltd in South Korea for consideration of £17 million.

On 30 June 2014, Finoa Srl, an Italian holding company in which the Group owns a 50% share, disposed of its entire interest in Eurovita Assicurazioni S.p.A for gross cash consideration of £36 million.

Also on 30 June 2014, the Group completed the sale of US equity manager River Road Asset Management, LLC (“River Road”) to Affiliated Managers Group, Inc. for consideration of £75 million.

In October 2013, the Group completed the sale of its US Life subsidiary. In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

On 13 November 2014 the Group and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSA Emeklilik ve Hayat A.s (“Aviva SA”). The sale reduced the Group’s holding in Aviva SA from 49.8% to 41.3% and continues to be recognised as a joint venture. The Group received cash proceeds of £40 million from the share sale resulting in a £23 million gain.

On 2 December 2014 the Group and Friends Life Group Limited (“Friends Life”) announced that they had reached agreement on the terms of a recommended all share acquisition of Friends Life by the Group. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If the conditions to the proposed transaction are satisfied, it is expected to complete in the second quarter of 2015.

On 11 December 2014, the Group completed the disposal of its 50% holding in Spanish subsidiary CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros, S.A. for cash consideration of £221 million.

On 18 December 2014, the Group completed the sale of its Turkish general insurance operations resulting in a £17 million loss on sale.

Further details can be found in the section ‘IFRS Financial statements – note 4 – Subsidiaries’.

Activity in 2013

On 8 January 2013, Aviva sold the remainder of its stake in Delta Lloyd at €12.65 per share resulting in gross cash proceeds of £353 million.

On 8 March 2013, the Group completed the disposal of its Irish long-term business subsidiary, Ark Life to Allied Irish Bank (AIB), and the acquisition of the non-controlling interest in Aviva Life Holdings Ireland Limited from AIB for total cash consideration of £117 million.

On 24 April 2013, the Group disposed of its entire holding in its Spanish long-term business subsidiary, Aseval to Bankia for cash consideration of £502 million.

In April 2013, the Group also completed the disposal of Aviva Zao, its Russian long-term business subsidiary, for consideration of £30 million, as well as completing the sale of its Malaysian joint ventures for cash consideration of £153 million.

In May 2013, the Group sold its Romania Pensions business to MetLife Inc. for consideration of £5 million.

On 2 October 2013, the Group completed the disposal of its US life and related internal fund management business to Athene Holding Ltd receiving consideration of £1.4 billion.

In November 2013, the Group reached a conditional agreement to sell its holding in Eurovita Assicurazioni S.p.A. to JC Flowers, subject to regulatory approval. Eurovita was classified as held for sale at 31 December 2013.

Further details can be found in the section 'IFRS Financial statements – note 4 – Subsidiaries'.

Basis of earnings by line of business

Our earnings originate from four main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; general insurance, which focuses on personal and commercial lines; health insurance and fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients. These lines of business are present in our various operating segments to a greater or lesser extent.

In the UK, we have major long-term insurance and savings businesses and general insurance and health businesses; in Europe we have long-term insurance and savings businesses in all countries in which we operate, large general insurance businesses in France, Ireland and Italy, and smaller general insurance operations in several other countries and health businesses in France and Ireland; in Canada we have a leading general insurance operation; in Asia we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across Europe, Asia, North America and the UK.

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

UK with-profits business

With-profits products are designed to pay policyholders smoother investment returns through a combination of regular bonuses and final bonuses. Shareholders' profit emerges from this business in direct proportion to policyholder bonuses, as shareholders receive up to one-ninth of the value of each year's bonus declaration to policyholders. Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business. The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns. Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund, which in turn is influenced by the extent of the inherited estate within the with-profits fund.

The annual excess of premiums and investment return over operating expenses, benefit provisions and claims payments within our with-profits funds that are not distributed as bonuses and related shareholders' profit is transferred from the income statement to the unallocated divisible surplus. Conversely, if a shortfall arises one year, for example because of insufficient investment return, a transfer out of the unallocated divisible surplus finances bonus declarations and related shareholders' profit.

The unallocated divisible surplus consists of future (as yet undetermined) policyholder benefits, associated shareholders' profit and the orphan estate. The orphan estate serves as working capital for our with-profits funds. It affords the with-profits funds a degree of freedom to invest a substantial portion of the funds' assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to demonstrate solvency.

Other participating business

Outside of the UK, most of our long-term operations write participating business. This is predominantly savings or pensions business, where the policyholders receive guaranteed minimum investment returns, and additional earnings are shared between policyholders and shareholders in accordance with local regulatory and policy conditions. This may also be referred to as 'with-profits' business.

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

Arrangements for the management of proprietary funds are conducted on an arm's length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, Ireland and Canada. Proprietary insurance funds in most other countries are externally managed.

Other operations

Other operations includes our operations other than insurance and fund management, including Group Centre expenses.

Financial highlights

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on 'non-GAAP measures' and which we use for internal monitoring purposes. We review these in addition to GAAP measures, such as profit before and after tax.

The remainder of the financial performance section focuses on the activity of the Group's continuing operations. Details of the performance of the US Life business which was classified as discontinued and sold on 2 October 2013, can be found in the market performance section.

Non-GAAP measures

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums (excluding long-term health business).

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of:

•	Insurance and participating investment business
–	This includes traditional life insurance, long-term health, annuity business and with-profits business.
–	There is an element of insurance risk borne by the Group therefore, under IFRS, these are reported within net written premiums.
•	Non-participating investment business
–	This includes unit-linked business and pensions business.
–	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited.
–	For new business reporting in the UK, companies continue to report non-participating investment business within their 'covered business' sales, in line with the historic treatment under UK GAAP.
•	Non-covered business or investment sales:
–	These include retail sales of mutual fund type products.
–	There is no insurance risk borne by the Group therefore, under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited. These have never been treated as 'covered business' for long-term insurance and savings reporting so we show these separately as investment sales.

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

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider that the use of sales over IFRS net written premiums provides a:

•	Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts both contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and open ended investment companies (OEICs).
•	Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.
•	Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts which incepted in prior years, and therefore reflect the actions of management in prior years.

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

General insurance and health sales

General insurance and health (excluding long-term health business) sales are defined as IFRS net written premiums, which are premiums written during the year net of amounts reinsured with third parties. For sales reporting, we use the GAAP measure for this business.

The table below presents our consolidated sales for the three years ended 31 December 2014, 2013 and 2012 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

Continuing operations	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Long-term insurance, savings and health new business sales	27,099	26,012	26,150
General insurance and health sales (excluding long-term health)	7,760	8,173	8,366
Total sales	34,859	34,185	34,516
Less: Effect of capitalisation factor on regular premium long-term business	(7,314)	(6,807)	(6,738)
Share of long-term new business sales from JVs and associates	(473)	(660)	(592)
Annualisation impact of regular premium long-term business	(214)	(203)	(239)
Deposits taken on non-participating investment contracts and equity release contracts	(5,641)	(4,389)	(4,607)
Retail sales of mutual fund type products (investment sales)	(4,977)	(4,875)	(4,586)
Add: IFRS gross written premiums from existing long-term business	4,786	4,143	4,349
Less: long-term insurance and savings business premiums ceded to reinsurers	(970)	(905)	(930)
Total IFRS net written premiums	20,056	20,489	21,173
Analysed as:
Long-term insurance and savings net written premiums	11,756	11,769	12,279
General insurance and health net written premiums	8,300	8,720	8,894
	20,056	20,489	21,173
1	Comparative has been restated to reflect changes in MCEV liquidity premium and an extension of the MCEV covered business.

•	Effect of capitalisation factor on regular premium long-term business

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

•	Share of long-term new business sales from joint ventures and associates

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

•	Annualisation impact of regular premium long-term business

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

•	Deposits taken on non-participating investment contracts and equity release contracts

Under IFRS, non-participating investment contracts are recognised in the Statement of Financial Position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the IFRS income statement. Only the margin earned is recognised in the IFRS income statement.

•	Retail sales of mutual fund type products

(investment sales)

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as 'fees and commissions received' and are not included in statutory premiums.

•	IFRS gross written premiums from existing long-term business

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review whilst the IFRS income statement includes premiums received from all business, both new and existing.

Consolidated results of operations

The table below presents our consolidated sales from continuing operations for the three years ended 31 December 2014, 2013 and 2012.

Continuing operations	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
United Kingdom & Ireland Life	12,444	12,393	13,690
United Kingdom & Ireland GI	4,028	4,200	4,490
France	5,739	5,603	4,640
Poland	630	555	438
Italy, Spain and Other	4,639	4,430	4,182
Canada	2,104	2,250	2,176
Asia	2,162	1,980	2,014
Aviva Investors	3,106	2,741	2,819
Other group activities	7	33	67
Total sales	34,859	34,185	34,516
1	Comparative has been restated to reflect changes in MCEV liquidity premium and an extension of the MCEV covered business.

Sales (from continuing operations)

Year ended 31 December 2014

Total sales from continuing operations increased to £34,859 million (2013: £34,185 million) for the reasons set out in the market performance sections below.

Year ended 31 December 20131

Total sales from continuing operations were stable at £34,185 million (2012: £34,516 million) for the reasons set out in the market performance sections below.

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

Adjusted operating profit for long-term insurance and savings business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

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

The table below presents our consolidated adjusted operating profit for the three years ended 31 December 2014, 2013 and 2012, as well as the reconciliation of adjusted operating profit to profit/loss before tax attributable to shareholders’ profits under IFRS.

Continuing operations	2014 £m	2013 £m	2012 £m
United Kingdom & Ireland Life	1,052	1,124	903
United Kingdom & Ireland GI	492	465	480
France	452	448	422
Poland	192	184	167
Italy, Spain and Other	295	314	365
Canada	191	246	277
Asia	78	87	53
Aviva Investors	63	(26)	42
Other Group activities	(642)	(793)	(783)
Adjusted operating profit before tax attributable to shareholders' profit (excluding Delta Lloyd as an associate)	2,173	2,049	1,926
Share of Delta Lloyd's adjusted operating profit (before tax) as an associate	—	—	112
Adjusted operating profit before tax attributable to shareholders' profit	2,173	2,049	2,038
Integration and restructuring costs	(140)	(363)	(461)
Adjusted operating profit before tax after integration and restructuring costs	2,033	1,686	1,577
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	72	(49)	(620)
Short-term fluctuation in return on investments on non long-term business	261	(336)	7
Economic assumption changes on general insurance and health business	(145)	33	(21)
Impairment of goodwill, associates and joint ventures and other amounts expensed	(24)	(77)	(60)
Amortisation and impairment of intangibles	(90)	(91)	(128)
Profit/(loss) on the disposal and re-measurement of subsidiaries and associates	174	115	(164)
Non-operating items before tax (excluding Delta Lloyd as an associate)	248	(405)	(986)
Share of Delta Lloyd's non-operating items (before tax) as an associate	—	—	(523)
Non-operating items before tax	248	(405)	(1,509)
Share of Delta Lloyd's tax expense, as an associate	—	—	107
Profit before tax attributable to shareholders' profits – continuing operations	2,281	1,281	175
Profit/(loss) before tax attributable to shareholders' profits – discontinued operations	58	1,538	(2,696)
Profit/(loss) before tax attributable to shareholders' profits	2,339	2,819	(2,521)

Adjusted operating profit before tax (from continuing operations)

Year ended 31 December 2014

Adjusted operating profit before tax increased by 6% to £2,173 million (2013: £2,049 million) for the reasons set out in the market performance section below.

Year ended 31 December 2013

Adjusted operating profit before tax increased by 1% to £2,049 million (2012: £2,038 million) for the reasons set out in the market performance section below.

Adjusting items (from continuing operations)

Year ended 31 December 2014

Life investment variances were £72 million positive (2013: £49 million negative) mainly driven by lower risk free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

Short-term fluctuations on non-long term business were £261 million positive (2013: £336 million negative). The favourable movement in short-term fluctuations during 2014 compared with 2013 is mainly due to a decrease in risk free rates increasing fixed income security market values and other market movements impacting Group centre investments and the centre hedging programme.

Economic assumption changes of £145 million adverse (FY13: £33 million favourable) arise mainly as a result of a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

The total charge for impairment of goodwill, joint ventures and associates for the year was £24 million (2013: £77 million). Profit on disposal and remeasurement of subsidiaries, joint ventures and associates was £174 million (2013: £115 million). See ‘IFRS Financial Statements – note 4 – Subsidiaries’ for further details.

Integration and restructuring costs from continuing operations were £140 million (2013: £363 million) and mainly included expenses associated with the Solvency II programme. Integration and restructuring costs reduced by 61%, driven by a significant reduction in transformation spend.

Further details on significant movements are outlined in the market performance sections below.

Year ended 31 December 2013

Life investment variances were £49 million negative (2012: £620 million negative). Negative variances in the UK resulting mainly from increasing the allowance for credit defaults on commercial mortgages were partly offset by narrowing spreads on government and corporate bonds in Italy and Spain.

Short term fluctuations on non-long term business of £336 million negative (2012: £7 million positive) mainly reflected lower fixed income security market values.

Goodwill impairment charges were £48 million and there were impairment charges of £29 million on joint ventures and associates. The total charge for the year was £77 million (2012: £60 million).

Profit on disposal and remeasurement of subsidiaries, joint ventures and associates was £115 million (2012: £164 million loss). See ‘IFRS Financial Statements – note 4 – Subsidiaries’ for further details.

Integration and restructuring costs from continuing operations were £363 million (2012: £461 million) and mainly included expenses associated with the Group’s transformation programme. Integration and restructuring costs reduced by 21% as the level of transformation activity in UK and Ireland’s general insurance business in 2012 was not repeated and Solvency II implementation costs reduced to £79 million (2012: £117 million).

Continuing operations	2014 £m	2013 £m	2012 £m
Income
Gross written premiums	21,670	22,035	22,744
Premiums ceded to reinsurers	(1,614)	(1,546)	(1,571)
Premiums written net of reinsurance	20,056	20,489	21,173
Net change in provision for unearned premiums	1	134	(16)
Net earned premiums	20,057	20,623	21,157
Fee and commission income	1,230	1,279	1,273
Net investment income	21,889	12,509	21,135
Share of profit/(loss) of joint ventures and associates	147	120	(255)
Profit/(loss) on the disposal and re-measurement of subsidiaries, joint ventures and associates	174	115	(164)
	43,497	34,646	43,146
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(19,474)	(22,093)	(23,601)
Change in insurance liabilities, net of reinsurance	(5,570)	2,493	(430)
Change in investment contract provisions	(6,518)	(7,050)	(4,450)
Change in unallocated divisible surplus	(3,364)	280	(6,316)
Fee and commission expense	(3,389)	(3,975)	(4,457)
Other expenses	(1,979)	(2,220)	(2,843)
Finance costs	(540)	(609)	(653)
	(40,834)	(33,174)	(42,750)
Profit before tax	2,663	1,472	396
Tax attributable to policyholders' returns	(382)	(191)	(221)
Profit before tax attributable to shareholders' profits	2,281	1,281	175

Income (from continuing operations)

Year ended 31 December 2014

Net written premiums for continuing operations decreased by £433 million, or 2%, to £20,056 million (2013: £20,489 million). Long-term insurance and savings remained broadly flat at £11,756 million (2013: £11,769 million) with lower sales in the UK and Spain (mainly due to the disposal of Aseval in 2013) offset by higher sales in France, Poland, Italy and Asia. General insurance and health premiums decreased by £420 million, or 5%, to £8,300 million (2013: £8,720 million), mainly reflecting lower sales in the UK and Ireland.

Further details on significant movements are outlined in the market performance sections below.

Year ended 31 December 2013

Net written premiums for continuing operations decreased by £684 million, or 3%, to £20,489 million (2012: £21,173 million). Long-term insurance and savings decreased by £510 million, or 4%, to £11,769 million (2012: £12,279 million) with lower sales in the UK, Ireland, Spain and Asia partly offset by higher sales in France, Poland and Italy. General insurance and health premiums decreased by £174 million, or 2%, to £8,720 million (2012: £8,894 million), mainly reflecting lower sales in the UK and Ireland, partly offset by higher sales in Canada and Europe.

Net investment income (from continuing operations)

Year ended 31 December 2014

Net investment income from continuing operations was £21,889 million (2013: £12,509 million). Compared to 2013, realised and unrealised gains were higher in 2014 primarily as a result of higher fixed income security market values due to lower interest rates.

Year ended 31 December 2013

Net investment income from continuing operations was £12,509 million (2012: £21,135 million). Compared to 2012, unrealised gains were lower in 2013 primarily as a result of lower fixed income security market values partly offsetting growth in equity markets.

Other income (from continuing operations)

Year ended 31 December 2014

Other income, which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates, increased by £37 million, or 2%, to £1,551 million in 2014 (2013: £1,514 million). This was mainly due to profits on disposal and remeasurement of subsidiaries of £174 million (2013: £115 million profit), including profits on disposal of CxG in Spain (£132 million) and River Road (£35 million) in the United States.

Fee and commission income was broadly stable and the share of profits from joint ventures and associates was £147 million (2013: £120 million).

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

Expenses (from continuing operations)

Year ended 31 December 2014

Claims and benefits paid net of reinsurance in 2014 decreased by £2,619 million, or 12% to £19,474 million (2013: £22,093 million) mainly due to lower claims payments in our life businesses and the strengthening of sterling during 2014. In particular there were lower bond and pensions claims in the UK compared with prior year.

Change in insurance liabilities in 2014 was a charge of £5,570 million (2013: £2,493 million credit), resulting from changes in economic and non-economic assumptions.

The change in investment contract provisions was a charge of £6,518 million (2013: £7,050 million charge) as a result of improved investment market conditions causing an increase in contract liabilities.

The change in unallocated divisible surplus (“UDS”) was a charge of £3,364 million (2013: £280 million credit) primarily driven by Italy and France as a result of lower corporate and government bond yields during 2014.

Fee and commission expense, other expenses and finance costs decreased by £896 million to £5,908 million (2013: £6,804 million) mainly as a result of the Group’s cost savings programme, lower fee and commission expenses primarily in the UK and lower finance costs due to the repayment of debt during the year. See ‘IFRS Financial Statements – note 7 – Details of expenses’ for further details.

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

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2014

Profit before tax attributable to shareholders was £2,281 million (2013: £1,281 million). The increase was primarily due to lower expenses and positive investment variances.

Year ended 31 December 2013

Profit before tax attributable to shareholders was £1,281 million (2012: £175 million). The increase was primarily lower expenses and positive investment variances.

Market performance

United Kingdom and Ireland

UK & Ireland life

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland long-term businesses for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Pensions	5,803	5,476	5,158
Annuities	1,948	2,327	3,211
Bonds	174	183	379
Protection	1,103	992	1,228
Equity release	696	401	434
Other	2,285	2,545	2,648
United Kingdom	12,009	11,924	13,058
Ireland	435	469	632
Long-term insurance, savings and health sales	12,444	12,393	13,690
IFRS net written premiums	3,515	4,228	5,623
Adjusted operating profit before tax
United Kingdom	1,016	930	887
Ireland	23	22	5
Life business	1,039	952	892
General insurance and health – UK health	11	18	14
Fund management	6	23	11
Other operations	(4)	131	(14)
Total adjusted operating profit before tax	1,052	1,124	903
Profit before tax attributable to shareholders' profits	980	717	107
1	Comparative has been restated to reflect changes in MCEV liquidity premium and an extension of the MCEV covered business.

Year ended 31 December 2014

On a PVNBP basis, sales in the UK long-term insurance and savings business increased by £85 million, or 1%, to £12,009 million (2013: £11,924 million). Volumes in the UK remained broadly flat year on year. There has been a significant decrease in individual annuities. This is primarily as a result of the changes announced by the UK Chancellor of the Exchequer in the Budget in March 2014 which are intended to give increased flexibility as to how customers can access their pension from April 2015. These changes are having a significant impact across the market and have seen many customers defer their decision regarding their pension, exacerbating the general market decline for individual annuities. This decrease has been partly offset by increases in bulk purchase annuities and equity release sales.

Pension sales were up 6% to £5,803 million (2013: £5,476 million). Within this, sales of group pensions decreased to £3,679 million (2013: £3,809 million) whilst sales of individual pensions were £2,124 million (2013: £1,667 million) with growth in our platform (self-invested personal pension) business more than offset by lower sales of other individual pensions products.

Sales of annuities were down 16% to £1,948 million (2013: £2,327 million) due to the reasons outlined above. Protection sales were up 11% to £1,103 million (2013: £992 million), reflecting higher sales of individual group business. Bond sales were down 5% to £174 million (2013: £183 million). Equity release sales were 74% higher at £696 million (2013: £401 million) due to higher sales as a result of a strong market. Other sales (which include investment sales) decreased 10% to £2,285 million (2013: £2,545 million), mainly as a result of the UK Retail Fund Management business being transferred from UK Life to Aviva Investors in May 2014. This was partly offset by an increase in the UK Platform business driven by new business volumes.

In Ireland, sales fell 7% to £435 million (2013: £469 million).

IFRS net written premiums were down 17% to £3,515 million (2013: £4,228 million) primarily due to the impact of lower individual annuities sales.

Life business adjusted operating profit before tax increased by 9% to £1,039 million (2013: £952 million). Within this, UK adjusted operating profit increased by 9% to £1,016 million (2013: £930 million). 2014 results saw a net additional benefit to profit from non-recurring items of £282 million (2013: £116 million), mainly from longevity assumption changes and expense reserve releases, which are partially offset by increased DAC amortisation charges on pension business. Excluding these items, profits have decreased 10%, with the benefits of cost savings offset by the impact of reduced annuity trading and lower expected returns as a result of de-risking activity. Ireland adjusted operating profit was up to £23 million (2013: £22 million) as we continue to make progress in turning the business around.

Adjusted operating profit from other operations resulted in a £4 million loss (2013: £131 million profit which included a £145 million one-off gain from plan amendments to the Ireland pension scheme).

IFRS profit before tax increased to £980 million (2013: £717 million). This includes adjusted operating profits of £1,052 million (2013: £1,124 million). The increase in profit before tax was due to lower negative economic variances of £13 million (2013: £414 million negative). Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

Year ended 31 December 2013

On a PVNBP basis, sales in the UK long-term insurance and savings business decreased by £1,134 million, or 9%, to £11,924 million (2012: £13,058 million)1. Volumes in the UK reduced significantly during the year, reflecting focus on improving value and capital efficiency.

Pension sales were up 6% to £5,476 million (2012: £5,158 million). Within this, sales of group pensions increased to £3,809 million (2012: £3,231 million) whilst sales of individual pensions were £1,667 million (2012: £1,803 million) with growth in our platform (self-invested personal pension) business more than offset by lower sales of other individual pensions products.

Sales of annuities were down 28% to £2,327 million (2012: £3,211 million), and protection sales were down 19% to £992 million (2012: £1,228 million), reflecting focus on improving value and capital efficiency. Bond sales were down 52% to £183 million (2012: £379 million). Equity release sales were 8% lower at £401 million (2012: £434 million) due to increased competition in this market segment. Other sales were £2,545 million (2012: £2,648 million).

In Ireland, sales fell 26% to £469 million (2012: £632 million). Ark Life, which was sold in April 2013, closed to new business a year earlier in April 2012. Excluding Ark Life sales of £102 million in 2012, the fall in 2013 was mainly due to a focus on sales of more profitable products.

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

Adjusted operating profit from other operations of £131 million (2012: £14 million loss) included a £145 million one-off gain from plan amendments to the Ireland pension scheme.

IFRS profit before tax increased to £717 million (2012: £107 million). This includes adjusted operating profits of £1,124 million (2012: £903 million), which have increased for the reasons set out above. It also includes negative investment variances of £414 million, which arose mainly due to an increase in the allowance for credit defaults on commercial mortgages; lower integration and restructuring costs of £59 million (2012: £71 million); and an £87 million profit arising on the sale of Ark Life.

UK & Ireland general insurance and health

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland general insurance and health businesses for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
IFRS net written premiums/sales
United Kingdom	3,663	3,823	4,062
Ireland	365	377	428
	4,028	4,200	4,490
Adjusted operating profit before tax
United Kingdom	455	431	459
Ireland	33	40	29
General insurance and health business	488	471	488
Other operations	4	(6)	(8)
Total adjusted operating profit before tax	492	465	480
Profit before tax attributable to shareholders' profits	406	387	248

Year end 31 December 2014

UK & Ireland general insurance and health NWP decreased by 4% to £4,028 million (2013: £4,200 million). Within this, UK general insurance sales fell 4% to £3,663 million (2013: £3,823 million): personal lines NWP was down 5% to £2,152 million (2013: £2,276 million) reflecting underwriting discipline in a soft market, and commercial lines NWP was down 2% to £1,511 million (2013: £1,547 million) reflecting management actions to focus on profitability. Ireland general insurance and health NWP was £365 million (2013: £377 million).

Adjusted operating profit before tax from general insurance and health business was up 4% to £488 million (2013: £471 million). An improvement in the underwriting result to £204 million (2013: £123 million), driven by expense savings and favourable prior year claims development, was partly offset by the fact that 2013 benefitted from benign large loss experience and lower interest income on an internal loan ( see ‘Other Group Activities’ below).

IFRS profit before tax has increased to £406 million (2013: £387 million). This included adjusted operating profits of £492 million (2013: £465 million), which increased for the reasons set out above.

The increase in IFRS profit before tax is mainly due to lower integration and restructuring costs of £11 million (2013: £24 million). The impact of positive short term fluctuations in investments was £82 million (2013: £74 million negative) and in 2014 this mainly arose due to a decrease in risk free rates increasing fixed income security market values. This was offset by an adverse impact from a decrease in the swap rate used to discount latent claims reserves and periodic payment orders.

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

IFRS profit before tax has increased to £387 million (2012: £248 million). This included adjusted operating profits of £465 million (2012: £480 million), which decreased for the reasons set out above. The increase in IFRS profit before tax is mainly due to lower integration and restructuring costs of £24 million (2012: £170 million). The impact of negative short-term fluctuations in investments was £74 million (2012: £17 million positive) and in 2013 this arose mainly due to an increase in risk free rates reducing fixed income security market values. This was partly offset by a favourable impact from an increase in the swap rate used to discount latent claims.

France

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in France for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	Restated[1] 2013 £m	2012 £m
Sales
Long-term insurance and savings business	4,633	4,498	3,638
General insurance and health net written premiums	1,106	1,105	1,002
Total sales	5,739	5,603	4,640
IFRS net written premiums	5,684	5,565	4,702
Adjusted operating profit before tax
Long-term insurance and savings business	394	385	335
General insurance and health	78	84	95
Other operations	(20)	(21)	(8)
Total adjusted operating profit before tax	452	448	422
Profit before tax attributable to shareholders' profits	462	457	482
1	Comparative has been restated to reflect changes in MCEV liquidity premium and extension of the MCEV covered business.

Year ended 31 December 2014

The weakening of the Euro affected all metrics from a Group perspective.

On a PVNBP basis, long-term insurance and savings business sales in France increased by £135 million, or 3%, to £4,633 million (2013: £4,498 million1), with higher sales of unit-linked products. General insurance and health sales were broadly flat year on year at £1,106 million (2013: £1,105 million). On a constant currency basis general insurance and health net written premiums increased by 5% benefitting from rating and other management actions. IFRS net written premiums were up 2% to £5,684 million (2013: £5,565 million) for similar reasons.

Adjusted operating profit before tax remained stable at £452 million (2013: £448 million) but improved by 6% on a constant currency basis. Within this, life profits increased by 2% to £394 million (2013: £385 million), mainly reflecting increased margins. General insurance and health profits decreased to £78 million (2013: £84 million) largely due to adverse weather events and higher healthcare claims costs.

IFRS profit before tax increased to £462 million (2013: £457 million), which includes the higher adjusted operating profits discussed above. The increase in IFRS profit includes lower integration and restructuring costs of £15 million (2013: £25 million) which offset less favourable investment variances of £41 million (2013: £55 million).

Year ended 31 December 2013

On a PVNBP basis, long-term insurance and savings business sales in France increased by £860 million, or 24%, to £4,498 million (2012: £3,638 million), with higher sales in both savings (particularly unit-linked) and protection products. General insurance and health sales were up 10% to £1,105 million (2012: £1,002 million), benefiting from rating and other management actions. IFRS net written premiums were up 18% to £5,565 million (2012: £4,702 million) for similar reasons.

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

Poland

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Poland for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
Sales
Long-term insurance and savings business	573	486	373
General insurance and health net written premiums	57	69	65
Total sales	630	555	438
IFRS net written premiums	482	475	433
Adjusted operating profit before tax
Long-term insurance and savings business	180	164	153
General insurance and health	9	9	9
Other operations	3	11	5
Total adjusted operating profit before tax	192	184	167
Profit before tax attributable to shareholders' profits	196	178	176

Year ended 31 December 2014

Life and pensions sales on a PVNBP basis were up 18% to £573 million (2013: £486 million), mainly benefitting from changes in pensions legislation in Lithuania and an increase in sales of higher margin protection products. General insurance net written premiums were £57 million (2013: £69 million). Total net written premiums increased 1% to £482 million (2013: £475 million) due to improved sales of life products partially offset by decreased sales in general insurance business.

Adjusted operating profit increased by 4% to £192 million (2013: £184 million). Life profits increased by 10% to £180 million (2013: £164 million) mainly due to a one-off regulatory pension change of £39 million. General insurance profits remained flat at £9 million (2013: £9 million). Profit before tax attributable to shareholders was £196 million, an increase of 10% (2013: £178 million).

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

Adjusted operating profit increased by 10% to £184 million (2012: £167 million). Life profits increased by 7% to £164 million (2012: £153 million) due to lower expenses and higher assets under management. General insurance profits were stable at £9 million (2012: £9 million).

Profit before tax attributable to shareholders was £178 million, an increase of 1% (2012: £176 million).

Italy, Spain and Other

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Italy, Spain and Other for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
Sales
Long-term insurance and savings business
Italy – excluding Eurovita	2,473	1,975	1,805
Spain – excluding Aseval & CxG	1,054	1,055	991
Other	495	544	470
Eurovita, Aseval & CxG	224	429	470
Total long-term insurance and savings business	4,246	4,003	3,736
General insurance and health
Italy & Other	393	427	446
Total sales	4,639	4,430	4,182
IFRS net written premiums	3,444	3,193	3,036
Adjusted operating profit before tax
Long-term insurance and savings business
Spain	126	150	215
Italy	142	142	159
Other	10	10	7
	278	302	381
General insurance and health
Italy & other	26	19	(6)
Other operations	(9)	(7)	(10)
Total adjusted operating profit before tax	295	314	365
Profit/(loss) before tax attributable to shareholders' profits	489	509	273

Year ended 31 December 2014

The weakening of the Euro affected all metrics from a Group perspective.

Total long-term insurance and savings sales increased by £243 million, or 6%, to £4,246 million (2013: £4,003 million) mainly due to increased sales in Italy.

In Italy (excluding Eurovita), life sales increased by £498 million, or 25%, to £2,473 million (2013: £1,975 million) driven by higher sales of with-profits products.

In Spain (excluding Aseval & CxG), life sales remained relatively stable at £1,054 million (2013: £1,055 million).

Other life sales, which mainly includes sales in our Turkey Life joint venture, decreased by £49 million, or 9%, to £495 million (2013: £544 million).

General insurance sales decreased by £34 million, or 8%, to £393 million (2013: £427 million) driven by lower sales in Turkey. Premiums in Italy were broadly stable.

IFRS net written premiums for the segment increased £251 million, or 8%, to £3,444 million (2013: £3,193 million) for the reasons described above.

Total adjusted operating profit decreased by £19 million, or 6%, to £295 million (2013: £314 million). This was mainly due to lower life profits in Spain (mainly reflecting the Aseval and CxG disposals). In Italy, excluding Eurovita, life profits were up 13% (19% in constant currency) driven by improved product mix.

Profit before tax attributable to shareholders’ profits decreased by £20 million to £489 million (2013: £509 million). This includes lower adjusted operating profits described above and positive life investment variances, which were lower than prior year, at £101 million (2013: £267 million) arising from narrowing spreads on government and corporate bonds. It also included profit on disposal of subsidiaries, including CxG and Eurovita, of £125 million and impairment charges of £nil (2013: £48 million).

Year ended 31 December 2013

Total long-term insurance and savings sales increased by £267 million, or 7%, to £4,003 million (2012: £3,736 million).

In Italy (excluding Eurovita), life sales increased by £170 million, or 9%, to £1,975 million (2012: £1,805 million) driven by higher sales of unit-linked and with-profits products.

In Spain (excluding Aseval, CxG), life sales increased by £64 million, or 6%, to £1,055 million (2012: £991 million).

Other life sales, which mainly include sales in our Turkey Life joint venture, increased £74 million, or 16%, to £544 million (2012: £470 million).

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

Canada

The table below presents sales, net written premiums, adjusted operating profit and IFRS profit before tax attributable to shareholders for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
IFRS net written premiums/sales	2,104	2,250	2,176

Adjusted operating profit before tax
General insurance	189	246	277
Other operations	2	—	—
Total adjusted operating profit before tax	191	246	277
Profit before tax attributable to shareholders' profits	253	104	245

Year ended 31 December 2014

The weakening of the Canadian dollar affected all metrics from a Group perspective.

General insurance net written premiums decreased by 6% to £2,104 million (2013: £2,250 million). On a constant currency basis, net written premiums increased by 6% mainly due to new business growth in Western Canada along with rating increases on commercial lines and improved retention on personal lines.

Adjusted operating profit was £191 million (2013: £246 million), a 22% reduction compared to the prior year. On a constant currency basis, profit decreased by 12%. The reduction in profits included lower underwriting profits of £83 million (2013: £117 million), reflecting higher large losses and lower prior year reserve releases partly offset by expense savings in all lines and an improvement in the underwriting result for commercial lines. In addition weather experience, although better than 2013, impacted profits, with a harsher winter in the first quarter of the year followed by hail storms in Alberta in August.

Profit before tax attributable to shareholders was £253 million (2013: £104 million). Lower adjusted operating profits were more than offset by positive short-term investment variances of £65 million (2013: £122 million negative) reflecting higher fixed income security market values.

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

Asia

The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	Restated[1] 2013 £m	2012 £m
Sales
Long-term insurance, savings and health business
Singapore	1,336	914	688
Other Asia – excluding Malaysia	615	809	1,018
Malaysia	—	16	59
Total long-term savings sales	1,951	1,739	1,765
General insurance and health (excluding long-term health)
Singapore	56	70	88
Other Asia	9	19	32
Total general insurance and health sales (excluding long-term health)	65	89	120
Investment sales	146	152	129
Total sales	2,162	1,980	2,014
IFRS net written premiums	781	532	636
Adjusted operating profit before tax
Long-term insurance and savings business
Singapore	82	83	64
Other Asia	5	13	5
General insurance and health
Singapore	(3)	(3)	(4)
Other Asia	1	4	(1)
Other operations	(7)	(10)	(11)
Total adjusted operating profit before tax	78	87	53
Profit before tax attributable to shareholders' profits	38	98	62
1	Comparative has been restated to reflect changes in MCEV liquidity premium and extension of the MCEV covered business.

Year ended 31 December 2014

Long term insurance and savings sales in Asia (excluding Malaysia) increased by 12% to £1,951 million (2013: £1,739 million) due to higher health sales in Singapore and higher protection sales in China partly offset by lower sales in other markets. General insurance and health net written premiums excluding long-term health were £65 million (2013: £89 million), down 27%.

Total net written premiums were £781 million (2013: £532 million), up £249 million or 47%, for the same reasons.

Adjusted operating profits decreased by 10% to £78 million (2013: £87 million), mainly due to the disposal of the Group’s South Korean business and investment in the Group’s Indonesian joint venture.

Profit before tax attributable to shareholders was £38 million (2013: £98 million) including negative investment variances of £11 million (2013: £29 million positive).

Year ended 31 December 2013

Long term insurance and savings sales in Asia decreased by 1% to £1,739 million (2012: £1,765 million). Higher sales in Singapore were more than offset by lower sales in other Asian markets. General insurance and health net written premiums were £89 million (2012: £120 million), down 26%, with the decrease reflecting the withdrawal of some unprofitable health products in Singapore and the disposal of our Sri Lankan business in 2012. Total net written premiums were £532 million (2012: £636 million), down £104 million or 16%, for the same reasons.

Adjusted operating profits increased by 64% to £87 million (2012: £53 million), mainly due to higher life profits of £96 million (2012: £69 million) driven by higher earnings on the in-force portfolio and favourable experience in China.

Profit before tax attributable to shareholders was £98 million (2012: £62 million).

Aviva Investors

The table below presents the sales, adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and assets under management of Aviva Investors for the three years ended 31 December 2014, 2013 and 2012. As set out in ‘IFRS Financial statements – note 4 – Subsidiaries’, River Road was sold during 2014. The results of the internal asset management operations of Aviva Investors North America which were sold during 2013 with the US life business have been classified within discontinued operations.

	2014 £m	2013 £m	2012 £m
Sales[1]
Long-term insurance and saving business (including UK retail collectives)[1]	881	58	92
Investment sales (excluding UK retail collectives)[1]	2,225	2,683	2,727
Total sales	3,106	2,741	2,819
Adjusted operating profit before tax
Fund management[1]	79	68	39
Long-term insurance and savings business – Pooled Pensions	2	2	3
Other operations	(18)	(96)	—
Total adjusted operating profit/(loss) before tax	63	(26)	42
Profit before tax attributable to shareholders' profits	83	(89)	2
Assets under management (continuing operations)	245,898	240,507	236,336
1	The UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

Year ended 31 December 2014

Fund management adjusted operating profits were £79 million (2013: £68 million), mainly due to the transfer of UK retail fund management business from UK Life and higher performance fees, partly offset by the impact of the disposal of River Road. Assets under management increased by £5.4 billion to £245.9 billion, driven by favourable market returns which more than offset net redemptions and the impact of the disposal of River Road. Profit before tax was £83 million (2013: £89 million loss), which included a £35 million profit on disposal of River Road and lower integration and restructuring costs.

In February 2015, Aviva Investors reached a settlement with the Financial Conduct Authority (FCA) for certain systems and controls failings that happened between 2005-2013 and agreed to pay a fine of £17.6 million. Provision for this expected cost was made at the year end and is fully reflected within Aviva Investors’ adjusted operating profit from other operations.

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

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. This occurred between 2005- 2013. These breaches of our dealing policy involved late allocation of trades which favoured external hedge funds to the detriment of certain Aviva UK Life funds. The relevant regulatory authorities were notified at an early stage and have been kept fully apprised of the issue. A thorough review of internal control processes relating to the dealing policy was carried out by management and reviewed by PwC. Measures to improve controls were implemented.

The total adverse impact on Group adjusted operating profit from this activity was £132 million. This reflected the compensation of £126 million expected to be claimed in respect of these breaches and other associated costs of £6 million. Of this total, £96 million reflected compensation expected to be claimed from, and other associated costs within, Aviva Investors. Compensation of £36 million relating to this matter was expected to be claimed from a group holding company. These amounts are shown in 2013 adjusted operating profit in ‘Other operations’.

Other Group activities (from continuing operations)

The table below presents net written premiums, adjusted operating losses and loss before tax attributable to shareholders’ profits from other group activities for the three years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
IFRS net written premiums	18	46	77

Adjusted operating profit before tax
General Insurance	9	(51)	22
Corporate centre	(132)	(150)	(136)
Group debt costs and other interest	(463)	(502)	(537)
Delta Lloyd Associate	—	—	112
Other Group operations	(56)	(90)	(132)
Total adjusted operating loss before tax	(642)	(793)	(671)
Profit/(loss) before tax attributable to shareholder's profits	(626)	(1,080)	(1,420)

Year ended 31 December 2014

Net written premiums from our reinsurance business were £18 million (2013: £46 million). This is primarily as a result of reinsurance previously written with Aviva Re being written in the external market.

Adjusted operating profit from general insurance was £9 million (2013: £51 million loss). The improvement compared to prior year was mainly due to the impact of the floods in Canada on our reinsurance business in prior year.

Corporate centre costs were £132 million (2013: £150 million). Group debt costs and other interest decreased to £463 million (2013: £502 million), mainly due to lower internal debt costs. The impact of this is neutral at an overall Group level.

Losses from other operations were £56 million (2013: £90 million). 2013 included a non-recurring amount of £36 million for compensation expected to be claimed from a group holding company (see Aviva Investors above).

Loss before tax attributable to shareholders’ profits was £626 million (2012: £1,080 million loss). The improvement in 2014 was mainly due to lower operating losses, lower integration and restructuring costs, and positive investment variances.

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

Losses from other operations were £90 million (2012: £132 million), which included £36 million of compensation claimed from a group holding company (see Aviva Investors above).

Loss before tax attributable to shareholders’ profits was £1,080 million (2012: £1,420 million). The improvement in 2013 was mainly due to the disposal of the Delta Lloyd Associate.

Discontinued operations

United States

The table below presents IFRS net written premiums, adjusted operating profit and profit/(loss) before tax attributable to shareholders for the three years ended 31 December 2014, 2013 and 2012.

On 2 October 2013 the Group completed the sale of its United States life and related internal asset management businesses (US Life) to Athene Holding. See ‘IFRS Financial Statements – note 4 – Subsidiaries’ for further details. The results of US Life are presented as discontinued operations for all periods presented.

	2014 £m	2013 £m	2012 £m
IFRS net written premiums	—	1,489	3,589
Adjusted operating profit before tax
Long-term insurance and savings business	—	272	200
Other operations	—	(13)	(16)
Fund management	—	31	55
Total adjusted operating profit before tax	—	290	239
Profit/(loss) before tax attributable to shareholders' profits	58	1,538	(2,696)

Year ended 31 December 2014

In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions resulted in a net £58 million gain.

Year ended 31 December 2013

The results for 2013 were for the 9 month period to 2 October 2013. 2012 represents a full year’s results. Net written premiums were £1,489 million (2012: £3,589 million). Adjusted operating profit before tax was £290 million (2012: £239 million), driven mainly by higher life profits of £272 million (2012: £200 million).

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

On 2 October 2013 the Group completed the sale of its US Life and related internal asset management operations, which have been shown as discontinued operations in the income statement, statement of comprehensive income and statement of cash flows. In 2014, the Group paid a settlement related to the purchase price adjustment, which in conjunction with the aggregate development of other provisions has been presented as discontinued operations.

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

Restatements

Amendments to IAS 32 resulted in the grossing up of certain assets and liabilities related to derivatives and repurchase arrangements in the statement of financial position that were previously reported net. The statement of financial position comparatives have been restated to reflect this. There is no impact on results or total equity for any period presented as a result of the restatement. For further details please see note 1.

Income statement data

Amounts in accordance with IFRS Continuing operations	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Income
Gross written premiums	21,670	22,035	22,744	26,255	27,192
Premiums ceded to reinsurers	(1,614)	(1,546)	(1,571)	(1,548)	(1,606)
Premiums written net of reinsurance	20,056	20,489	21,173	24,707	25,586
Net change in provision for unearned premiums	1	134	(16)	(236)	(72)
Net earned premiums	20,057	20,623	21,157	24,471	25,514
Fee and commission income	1,230	1,279	1,273	1,465	1,451
Net investment income	21,889	12,509	21,135	4,373	16,746
Share of profit/(loss) after tax of joint ventures and associates	147	120	(255)	(123)	141
Profit/(loss) on the disposal and re-measurement of subsidiaries, joint ventures and associates	174	115	(164)	565	163
	43,497	34,646	43,146	30,751	44,015
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(19,474)	(22,093)	(23,601)	(24,380)	(22,240)
Change in insurance liabilities, net of reinsurance	(5,570)	2,493	(430)	(2,284)	(2,837)
Change in investment contract provisions	(6,518)	(7,050)	(4,450)	1,478	(9,212)
Change in unallocated divisible surplus	(3,364)	280	(6,316)	2,721	362
Fee and commission expense	(3,389)	(3,975)	(4,457)	(4,326)	(5,500)
Other expenses	(1,979)	(2,220)	(2,843)	(2,779)	(2,116)
Finance costs	(540)	(609)	(653)	(711)	(634)
	(40,834)	(33,174)	(42,750)	(30,281)	(42,177)
Profit before tax	2,663	1,472	396	470	1,838
Tax attributable to policyholders' returns	(382)	(191)	(221)	178	(394)
Profit before tax attributable to shareholders' profits	2,281	1,281	175	648	1,444
Tax attributable to shareholders' profits	(601)	(403)	(261)	(159)	(358)
Profit/(loss) after tax from continuing operations	1,680	878	(86)	489	1,086
Profit/(loss) after tax from discontinued operations	58	1,273	(2,848)	(357)	841
Total profit/(loss) for the year	1,738	2,151	(2,934)	132	1,927

Amounts in accordance with IFRS	Per share	Per share	Per share	Per share	Per share
Profit/(loss) per share attributable to equity shareholders:
Basic (pence per share)	50.4p	65.3p	(109.1)p	8.3p	51.7p
Diluted (pence per share)	49.6p	64.5p	(109.1)p	8.1p	50.8p
Continuing operations - Basic (pence per share)	48.4p	22.0p	(11.2)p	13.6p	38.9p
Continuing operations - Diluted (pence per share)	47.7p	21.8p	(11.2)p	13.4p	38.2p

	Per share	Per share	Per share	Per share	Per share
Dividends paid per share	18.1	15.0	19.0	26.0	25.5

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	2,950	2,947	2,946	2,906	2,820
Weighted average number of shares in issue for the year[1]	2,943	2,940	2,910	2,845	2,784
1	Weighted average number of shares in issue for the year is calculated after deducting shares owned by employee share trusts.
16

Statement of financial position data

Amounts in accordance with IFRS	2014 £m	Restated 2013 £m	Restated 2012 £m	Restated 2011 £m	Restated 2010 £m
Total assets	285,719	281,627	317,120	314,374	371,794
Gross insurance liabilities	113,445	110,555	113,091	147,379	174,742
Gross liabilities for investment contracts	117,245	116,058	110,494	113,366	120,745
Unallocated divisible surplus	9,467	6,713	6,931	650	3,428
Core structural borrowings	5,310	5,125	5,139	5,255	6,066
Other liabilities	27,976	32,159	70,105	32,361	49,088
Total liabilities	273,443	270,610	305,760	299,011	354,069
Total equity	12,276	11,017	11,360	15,363	17,725

Information on the Company

History and development of Aviva

General

Aviva plc, a public limited company incorporated under the laws of England and Wales, is the holding company of the Aviva Group. The Group provides customers with long-term insurance and savings, general and health insurance, and fund management products and services. Our purpose is to free people from fear of uncertainty, in a rapidly changing world. The long-term strategic framework for Aviva is based on our investment thesis of cash flow plus growth.

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

On 2 December 2014 Aviva plc and Friends Life Group Limited (“Friends Life”) announced they had reached agreement on the terms of a recommended all share acquisition of Friends Life by Aviva plc. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If the conditions to the proposed transaction are satisfied, it is expected to complete in the second quarter of 2015.

During 2014 the Group has undertaken a number of disposals as we have continued the process of streamlining our business. Further details of these can be found in the section 'IFRS Financial statements - note 4 - Subsidiaries'.

Business overview

Our aims and strategy

Aviva has a focused, clear, simple and differentiated business strategy. In 2013, we set out our new purpose and values and the theses that shape how we work and our priorities. These were defined as:

•	Investment thesis - cash flow plus growth for investors
•	Customer thesis - simplicity and convenience for our customers, which we called ‘simplicity your way’
•	Distribution thesis - ownership, diversity, and digital priorities for distribution
•	People thesis - achievement, potential and collaboration for our people

Our thinking was encapsulated in our Strategic Framework. This framework has helped provide clear direction for turning around our business. Our Strategic Anchor builds on this framework to provide a clear statement of our business strategy to help us make decisions to compete in our rapidly evolving world. It comprises the “what we do, how we do it and where we do it” of our business strategy.

Aviva’s long-term strategic anchor has three elements:

•	True Customer Composite

Aviva is the only composite of scale in the United Kingdom and one of the few in the world that can offer a full range of insurance and asset management products, underpinned by one of the most recognised insurance brands in the United Kingdom.

•	Digital First

This is how Aviva is capitalising on being a composite insurer. It is how customers increasingly want to do business with Aviva. If there is a choice of where to invest, it will be digital first across any channel.

•	Not everywhere

Aviva is not interested in geographic regions but individual markets where it has scale and profitability or a distinct competitive advantage. It will focus on markets, like the United Kingdom, where it believes it will win.

Our business

Overview

Our business operates across four main market sectors - life insurance and savings; general insurance, health insurance and fund management, providing services to over 29 million customers worldwide. We operate in 16 different countries and have approximately 26,000 employees.

The Group's operating segments are determined along market reporting lines. The operating segments are: UK & Ireland; France; Poland; Italy, Spain and Other; Canada; Asia; and Aviva Investors. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive Officer (CEO) for the operating segment for which they are responsible. Due to the size of the UK & Ireland segment, it has been split into separate life and general insurance segments, which undertake long-term insurance and savings business and general insurance respectively. Aviva Investors, our fund management business, operates across most markets providing fund-management services to third-party investors and to our long-term insurance businesses and general insurance operations.

In October 2013 the Group completed the sale of its United States life, savings and related internal fund management business, which has been classified as a discontinued operation for the purposes of reporting financial performance.

Life insurance and savings business

Long-term insurance and savings business accounted for approximately 78% of our total worldwide sales from continuing operations for the year ended 31 December 2014. We reported total long-term insurance and savings new business sales from continuing operations of £27.1 billion1.

Market position

In the UK we have a market share of 9.62% based on annual premium equivalent (APE) as at 30 September 2014. We also have life insurance businesses in Ireland, France, Italy, Spain, Poland, Turkey and Asia. Further details of our position in each market are set out in the market sections below.

Brands and products

We have operated under the “Aviva” brand globally since 2010.

Our long-term insurance and savings businesses offer a broad range of life insurance and savings products. Our products are split into the following categories:

•	Pensions - is a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.
•	Annuities - is a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

____________________

1	See ‘financial and operating performance’ for further details.
2	Association of British Insurers (ABI) Stats published Q3 2014.
18

•	Protection – is an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.
•	Bonds and savings – are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds and regular premium savings plans.
•	Investment sales – comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).
•	Other – includes equity release.

Some of our insurance and investment contracts contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as “participating” contracts.

General insurance and health insurance

General insurance and health insurance accounted for 22% of our total worldwide sales for the year ended 31 December 2014. In the year ended 31 December 2014, we reported general and health insurance net written premiums of £8.3 billion.

Market position

We are a leading general insurer in the United Kingdom and Canada with 10.5%3 and 7.8%4 market share respectively. We also have general insurance operations in France, Italy, Ireland, and Poland. We sell health products in the UK, Ireland, France, Singapore and Indonesia. In the year ended 31 December 2014, 50% of our total general insurance and health new business was written in the UK.

Brands and products

Our general insurance business operates under the Aviva brand globally and concentrates on the following products:

•	Personal lines - motor, household, travel and creditor;
•	Commercial lines - fleet, liability and commercial property insurance;
•	Health insurance - private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products; and
•	Corporate and specialty risks - products for large clients or where the risk is specialised.

Fund management

Aviva Investors, our fund management business, provides fund management services to Aviva's long-term insurance and savings, and general insurance operations as well as to third-party investors. The fund management operations are in the UK, Europe, Asia and North America. All sales of retail fund management products are included in our long-term insurance and savings business sales.

The sale of the Aviva Group’s U.S. based boutique asset management company, River Road Asset Management LLC, was announced in March 2014 and completed on 30 June 2014.

Market position

Aviva Investors was ranked 46th5 globally by assets under management. Total worldwide funds managed by Aviva Investors at 31 December 2014 was £246 billion. The substantial majority of this relates to Aviva's insurance and savings operations.

Brands and products

Aviva Investors operates under a single brand across the majority of the Aviva Group’s markets. Its products cover a broad range of asset classes. In Europe, this includes open-ended collective investment schemes which are domiciled in France, Luxembourg and Poland; while in the United Kingdom, this includes segregated mandates and specialist funds for pension schemes, local authorities and insurance companies, as well as retail and wholesale products. Other offerings include specialist property funds and money market funds.

Distribution

Customers can buy our products through a range of distribution channels, including:

•	Direct – In many of our markets, customers can buy our products over the telephone or via the internet. This method of distribution is most commonly available for simple, low cost products which do not require advice.
•	Direct sales force - In some of our European and Asian markets we operate direct sales forces that only sell Aviva's products and the sales forces receive commission on the products they sell.
•	Intermediaries - We offer a range of long-term insurance, savings, retirement, general insurance and health insurance products which can be bought through an intermediary, such as an independent financial adviser or an insurance broker. Intermediaries receive a commission on sales of Aviva's products.
•	Corporate partnerships, bancassurance and joint ventures - Aviva is a corporate partner for many organisations, including banks and other financial institutions, who wish to offer their customers insurance products. We have various distribution agreements with bancassurance partners and joint ventures across the markets in which we operate. In return for offering our products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed target levels of sales are met. Certain agreements have a profit sharing element based on a predetermined percentage. In some cases, if the agreed targets are not met, certain terms of the contract can be renegotiated. Under the joint venture agreements, the cost of running the venture are often split between the partners.

Further details of the distribution channels specific to each market are included in the following market analysis.

UK & Ireland Life

Business overview and strategy

The UK and Irish businesses are managed under a single management structure and work is progressing to leverage the scale and expertise that we believe exists in the UK to benefit the Irish business.

The UK business is a leading long-term insurance and savings provider with an overall market share of 9.6%2 based on annual premium equivalent (APE) data as at 30 September 2014. The Irish business is a large life and pensions provider in Ireland.

Our strategy in the UK is to continue to improve cash generation and deliver profitable growth. We will exploit what we believe is our market leading expertise in specific areas of the market which include Retirement, Corporate Benefits for SME businesses, Protection and Health.

In addition, we are managing our back book to deliver good service for customers and increased value for our shareholders.

Our Irish long-term business is now focused primarily on distribution through intermediaries. On the 1st January 2015, following approval from the High Court of Ireland in December 2014, the Irish business, (previously within Aviva Life and Pensions Ireland Ltd) was transferred to Aviva Life and Pensions UK Ltd (UKLAP) becoming a branch of UKLAP.

____________________

3	Datamonitor UK Insurance Competitor Analytics 2014.
4	Market Security Analysis & Research Inc, 2013 online database.
5	Towers Watson World 500 largest asset manager’s study 2013.
19

Market and competition

Over the last few years, the Retail Distribution Review and Auto-Enrolment have transformed the way that long-term savings products are bought and sold.

The changes to annuities announced by the UK Chancellor of the Exchequer in the Budget in March 2014 are intended to give increased flexibility as to how customers can access their pension from April 2015. These changes are having a significant impact across the market and have seen many customers defer their decision regarding their pension, exacerbating the general market decline for individual annuities.

In addition, The Department of Work and Pensions (DWP) announced a charge cap of 75 basis points from April 2015, plus the removal of active member discounts (AMDs) from April 2016. We implemented these changes in 2014, ahead of the regulatory requirement.

The UK long-term savings market is highly competitive and we consider our main competitors to be Standard Life, Prudential, Legal & General, Scottish Widows, Just Retirement and Royal London.

The growth in the life and pensions market in Ireland was evident in 2013 and has continued into 2014. The life insurance market in Ireland is relatively concentrated. We consider our main competitors to be Bank of Ireland Life, Irish Life, Zurich Life and Friends First.

Products

In the UK, we provide a comprehensive product range focused on both the consumer and corporate markets. The pensions and 'at retirement' products we offer include personal pensions, equity release, annuities and income drawdown. Our annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities. We provide a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole life insurance, and guaranteed lifelong protection plans. Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products.

In Ireland, our long-term insurance and savings business offers a wide range of products with our focus being on protection, annuities and a focused set of accumulation products. Our protection products include life insurance, mortgage protection, specified illness and guaranteed and whole life cover products. The pension range covers retirement and investment products including open market annuities, enhanced annuities and government personal retirement savings accounts (PRSA) schemes.

Distribution

We have a multi-distribution strategy, which means we sell our products through intermediaries, corporate partners, in the workplace, and directly to customers. We are a leading provider in the UK intermediary market with 10.7%2 share. The direct to consumer platform is due to be launched in early 2015, offering new retirement propositions and investment products.

In the UK, we have exclusive distribution deals for the sale of protection products with Royal Bank of Scotland, Barclays, Santander, Tesco and the Post Office.

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

We are a leading general insurer in both the UK and Ireland with market shares of 10.5%3 and 13.3%6 respectively. We employ around 7,000 people and operate from a number of locations throughout the UK and Ireland, including Norwich, Perth, Glasgow, London and Dublin.

We focus on personal and commercial insurance. In the UK we hold top three positions in the motor and property markets3. We believe our key strengths include underwriting and pricing sophistication, claims and cost management and excellent customer service. Our aim is to deliver cash and profitable growth by focussing on the fundamentals of the insurance business to maximise underwriting returns and we have a portfolio strategy to deliver greater stability of earnings.

Market and competition

The UK is the 5th largest non-life insurance market in the world7. In 2013, the top four companies had a 31.4%3 share of the general insurance market.

The UK and Ireland general insurance markets are cyclical in nature and remain very competitive, particularly in personal lines, where the market is highly commoditised.

Following significant premium rate increases in recent years in response to rising claims costs and frequencies, the UK personal motor market has continued to see rate reductions in 2014 reflecting intense competition and regulatory change. Challenging economic conditions also apply to other UK classes of business, although there are some signs of rates hardening in the commercial market. In Ireland, the market remains challenging, reflecting the economic downturn, increased competition and market contraction of 6% in 20136.

In the UK our main competitors are Direct Line Group, RSA, The Admiral Group, AXA, Zurich, LV, Allianz and Ageas. In Ireland, our competitors include RSA, AXA, Zurich, FBD, Allianz and Liberty.

Products

We provide a wide range of general insurance products both in the UK and Ireland. In the UK we have a business mix of approximately 60% personal lines and 40% commercial lines. Our UK personal products include motor, home and travel insurance. Our UK commercial products include motor, property and liability insurance for small and medium size enterprises (SMEs) and the larger UK Corporate and Specialty Risks market.

In Ireland our products include property, motor, travel, agricultural and business insurance and our health insurance business provides products for both the personal and commercial sector.

Distribution

We have a multi-distribution strategy. Our personal products are sold directly to customers over the phone and through our websites, via brokers and through corporate partnerships. Our Quotemehappy and General Accident insurance products are also available through price comparison websites. For commercial insurance, we focus on broker distribution and believe that independent brokers remain the best source of advice for business customers.

___________________

6	Irish Insurance Federation, 2013
7	Swiss Re Sigma Study (World Insurance 2013)
20

France

Business overview and strategy

France is the second largest insurance market in Europe7. We have a significant presence in the French Life insurance market and we operate through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord). On 25 February 2015, Crédit du Nord, the Group's partner in Antarius S.A (“Antarius”), exercised its call option to purchase Aviva France’s 50% share of Antarius. In accordance with the shareholders agreement, the exercise of the call option starts a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary will be classified as Held for Sale from the date when the transaction is expected to complete within 12 months.

We are ranked 10th in general insurance as measured by gross written premiums according to L’Argus de l’Assurance as at 31 December 2013. Our strategy is to deliver sustainable dividends to Group by increasing profitability in our life business and targeted growth in profitable general insurance segments.

Market and competition

The life insurance market is driven by individual savings and dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade8. We believe that customer confidence in financial markets has been affected but that over a longer period, multi-funds policies and unit-linked funds are the best insurance vehicles for performance. We believe the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions.

The general insurance market in France is mature and highly competitive. For several years, price competition was high as insurers sought market share, particularly in the personal lines market. During the last couple of years, we believe the market has entered a phase of price increases that currently makes up the majority of its marginal growth.

Products

We provide a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The products sold through our life channel are long-term savings, pensions and regular premium products, with a focus on the unit-linked market and a broad range of protection products, primarily for individuals.

We have a longstanding relationship with the Association Française d'Epargne et de Retraite (AFER) which is the largest retirement savings association in France with over 700,000 members as at December 2013, to manufacture and distribute the AFER savings product.

In the general insurance market our product range includes household, motor, health and legal protection products and also a range of insurance products for small to medium sized entities, farms, craftsmen and tradesmen, and specific products for building firms and motor fleets.

Distribution

We have developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail network sell through 900 tied agents, a direct sales force made up of approximately 1,100 Union Financiere de France (UFF) consultants and direct advisors (Aviva France also holds a majority stake in UFF), and through brokers in the life, health and construction markets. Direct distribution is managed through the Eurofil brand for personal general insurance, the Aviva Direct brand for protection and Epargne Actuelle for the AFER product. We operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings and protection products.

Poland

Business overview and strategy

As at 30 September 2014, our Polish life operation is the fourth largest life insurer in Poland, with a market share of 7% based on gross written premium9. Our general insurance business is the fourteenth largest with a market share of 1% on the same basis. Our focus in Poland is to grow the value of new business and in general insurance we aim to grow our portfolio while maintaining portfolio quality and combined operating ratio level.

Market and competition

The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low according to KNF statistics. We expect the insurance market in Poland to continue to grow as its economy matures.

In December 2013, the Polish parliament passed a new Pension Act following the government review of the Pillar II Pensions System which came in force in February 2014. This Act gave the state-run pension system a prominent role in managing the country's pension funds and has significant implications for the private pension providers which include a decrease in assets under management and lower contributions received from pension fund members. Our pension business remains second largest in the Polish market9.

Products

Our life business in Poland provides a broad range of unit-linked, annuities, bonds and savings products and health insurance. For institutions we offer group life insurance and employee pension programmes, which are both unit-linked products. We offer a standard product as part of our privately managed Pillar II pensions business. We offer general insurance products to both commercial entities and individuals. For individuals we offer home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation. For institutions we offer selected commercial lines risks.

Distribution

The direct sales force and bancassurance are the main distribution channels for most of the Polish group and is made up of over 2,000 tied insurance agents. Our biggest relationship is with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank's network of over 800 branches10. We also co-operate with independent insurance agencies and brokers. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales.

Italy, Spain and Other

Italy

Business overview and strategy

We are Italy's 10th largest life insurer, with a market share of 2.99%11 based on 2013 premiums (excluding Eurovita Assicurazioni S.p.A ("Eurovita")) and the 12th largest general insurance company with a market share of 1.37%. We have approximately 2.2 million customers across both the Life and General Insurance businesses11. In Protection, we have 11%12 market share.

During 2014 we continued with our transformation plan in order to:

•	Transform the operating and business model;
•	Improve the product pricing and mix as well as combined operating ratio; and
•	Rationalise the group structure and capital employed.

____________________

8	Fédération Française des Sociétés d'Assurance.
9	Polish Financial Supervision Authority (“KNF”)
10	BZ WBK Bank Zachodni 3Q14 results
11	Associazione Nazionale fra le Imprese Assicuratrici (“ANIA”)
12	Istituto per la Vigilanza sulle Assicurazioni (“IVASS”)

During 2014 Aviva Italy restructured its joint venture arrangements with UBI Banca and UniCredit. In addition, the respective distribution agreements with UBI and Unicredit have been renegotiated to 2020. In November 2013, Aviva announced a conditional agreement to sell its entire 39% stake in Eurovita to JC Flowers. The sale completed on 30 June 2014.

Market and competition

The Italian life market is dominated by the top 10 providers which represented around 82% of the total market share in 201311. The life insurance industry in Italy reported an increase in volumes as of 30 June 2014, with gross written premiums up by 24% compared to the same period in 201311. The general insurance segment decreased by 3.70% in the same period, mainly driven by a 7% decline in Motor11.

Products

Our long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions. In 2014 we continued to focus on less capital intensive products, with only zero minimum guarantee rate new products sold since July 2014. We have reviewed our unit-linked product range, and further improved our protection offering.

Our general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as commercial risk insurance to small businesses.

Distribution

Our products are distributed through bancassurance partnerships with UniCredit Group, Banco Popolare Group and Unione di Banche Italiane (UBI). These partnerships give us access to more than 3,500 branches. In addition, we also have approximately 1,500 active financial advisers, and 600 insurance (multi-mandate) agents and brokers as at 30 June 2014.

Spain

Business overview and strategy

We are Spain's 6th largest long-term insurer by gross written premiums with a market share of 5% as at 30 September 201413. We sell protection, long-term savings and pensions, health and accident insurance through a bancassurance network based on joint ventures with four banks. We also sell through Aviva Vida y Pensiones, the wholly-owned Aviva branded long-term insurance company and through our Spanish mutual insurance company Pelayo.

During 2014, we announced the sale of our holding in our joint venture CxG Aviva to Novacaixagalicia Banco. The transaction completed on 11 December 2014.

Our strategy is to maintain the franchise value in Spain and to further develop our retail operations with new distribution agreements. The ongoing focus in on less capital intensive products.

Market and competition

The Spanish market is significantly affected by the current economic climate and the financial sector continues to be under pressure as a result of the ongoing banking restructuring process and mergers taking place. Any opportunities arising from these will be considered on their merits. In relation to distribution agreements with bancassurance partners, we are protected financially within our contracts with Spain's savings banks (the cajas) from any detrimental effect arising from these mergers.

The top positions in the long-term life insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 69% of gross written premiums at the end of 2013 in the Spanish life insurance market13.

Customers in Spain are accustomed to receiving advice through banking channels, and we continue to use our relationship with our partners to capitalise on this whilst developing our retail agents and broker distribution network.

Products

We offer a wide range of bonds, savings, and protection products. Investment products include both unit linked and traditional plans, where profit sharing is regularly used to increase the policy return. Our traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages. We offer a flexible range of individual and group pension plans with alternative investment choices. We also offer protection products, covering both mortgages and credit loans, typically providing cover for the family.

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

•	Unicorp Vida – in conjunction with Unicaja since 2001
•	Caja España Vida – in conjunction with Caja España since 2001
•	Caja Granada Vida – in conjunction with Caja Granada since 2002
•	Cajamurcia Vida – in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (financial advisers, agents and brokers), supported by a branch office network and call centres, and through Pelayo´s network.

Other

The Italy, Spain, and Other segment includes our business in Turkey.

Aviva's business in Turkey sells life and savings products including unit-linked pensions through its life joint venture, AvivaSA, which is one of Turkey's largest private life and pensions providers. The general insurance operations in Turkey were sold on 18 December 2014.

Aviva announced in September 2014 its intention to offer to the public market a minority stake in AvivaSA and on 10 November 2014, Aviva announced the closing of the initial public offering of ordinary shares of Aviva S.A. The Company listed as "AVISA" on Borsa Istanbul from 13 November 2014.

Separately, AvivaSA and Akbank agreed to extend their exclusive 15 year bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

Canada

Business overview and strategy

We are Canada’s 2nd largest general insurer4. Through our distribution partners we provide a range of personal and commercial lines general insurance products to nearly two million policyholders. We have a 7.8% market share and a top five position in all major provinces4. We employ approximately 3,500 people and operate from a head office in Toronto, with other offices located throughout Canada.

We believe that we are well placed for continued growth and that our success is underpinned by our strategic priorities:

•	Continuing to focus and deliver on the insurance fundamentals of pricing, risk selection, distribution, claims indemnity and expense management;
•	Broadening our distribution reach and strengthening our business mix;
•	Building a 'Digital First' mindset across all aspects of our business; and
•	Better engaging all of our people in embedding our culture and values.

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

____________________

13 Investigacion Co-operativa entre Entidades Asegurados y Fordos de Pensionies (“ICEA”)

Market and competition

Canada is the 8th largest non-life insurance market7 in the world and is established and stable. The four largest provinces generate around 85% of total premiums with Ontario, the largest, representing 40% of total Canadian premiums4.

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 40% of the market and the top two companies, Intact Financial and Aviva, controlling 23% of the market4.The rest of the industry includes several national carriers as well as smaller, provincially based or niche companies.

Whilst direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for 66% of distribution4. In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products

The general insurance products that we provide through our Canadian companies are:

•	Personal, home and motor insurance;
•	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety; and
•	Niche personal insurance products including holiday and park model trailers, hobby farms, boats as well as antique, classic and custom cars.

Distribution

We operate in Canada through a distribution network focused on approximately 1,600 independent group and retail brokers who distribute our core personal and commercial line products. In addition, we work closely with both independent and wholly owned specialty brokers to distribute specialty personal line products.

Asia

Business overview and strategy

In Asia, we are focused on growth in China and South East Asia. Increasing the value of our new business remains our first priority in Asia. We are achieving this through scale benefits and by focusing our product mix on higher margin products.

In Singapore, our life business is a leading insurer in the market14, providing employee benefit and individual life insurance through diversified distribution channels. We also have general insurance operations in Singapore and are considered the market leader in online personal motor insurance15.

In China, through our 50% joint venture with COFCO Group, we are ranked number 7 among 27 foreign life insurers in terms of APE as at 30 September 201416. We have a presence in 12 provinces and over 50 branches. We operate a multi-distribution platform including agency, bancassurance, direct marketing, and brokerage channels offering a wide range of protection and savings products.

In Indonesia, we signed an agreement in January 2014 to form a 50% joint venture with PT Astra International Tbk which completed in May 2014. As part of this agreement, we entered into a bancassurance distribution arrangement with Permata Bank which was launched in December 2014.

In Hong Kong, our wholly owned subsidiary operates through the bancassurance, IFA, and agency channels, with a focus on Bancassurance through its preferred relationship with DBS Bank.

In Taiwan and Vietnam, through our joint ventures with First Financial Holding and VietinBank, respectively, we aim to grow our bancassurance businesses and diversify our distribution networks over the next few years.

In India, with a distribution network of 121 branches, we operate in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. As at 31 October 2014, we ranked 9th among the private life insurance companies in India based on Total APE (including Group Business)17.

During 2014 we completed the disposal of our South Korean business.

Market and competition

The Asian markets are strategically important to Aviva, owing to large populations in fast-growing economies, coupled with relatively low insurance penetration rates and social coverage. Life insurance penetration (as measured by insurance premium as a proportion of GDP) in most Asian countries is typically less than 5% (1.6% in China and Indonesia, 0.6% in Vietnam, and 4.4% in Singapore) 7.

The Asian markets are expected to deliver GDP growth of 6.4%18 in 2015, ranging from 3% in Singapore to 7% in China19.

Products

Our Asian businesses offer a wide range of protection, savings, and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, other savings and pensions products, and a range of accident and health insurance products.

Distribution

Across Asia, we operate a multi-distribution strategy. In Singapore, we have a core bancassurance relationship with DBS Bank and also own a majority interest in PIAS, a leading financial advisory firm. In China, our products are sold mainly through telemarketing, bancassurance, and agents. In Indonesia, group business is sold through our direct sales force and individual business is primarily sold through our bancassurance channel. In Taiwan and Vietnam, bancassurance is the main distribution channel. We are also investing in other channels such as direct marketing and digital to differentiate ourselves from competitors.

Aviva Investors

Business overview and strategy

Aviva Investors offers a range of fund management services, operating in the UK, Europe, North America and Asia and had £246 billion in assets under management as at 31 December 2014 (31 December 2013: £241 billion).

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

____________________

14	Latest available competitor results (30 June 2014)
15	The General Insurance Association of Singapore
16	APE data released by National Insurance Industry Communication Club
17	http://www.irda.gov.in/ADMINCMS/cms/frmGeneral_List.aspx?DF=MBFL&mid=3.1.8
18	Asian Development Bank, Asian Development Outlook 2014 update
19	IMF World Economic Outlook, October 2014
23

During 2014 we sold our holding in US equity manager River Road Asset Management, LLC (“River Road”).

Our strategy is to offer a range of investment propositions that deliver outcomes that our clients value. Our key objectives are to significantly improve profitability by focusing on capabilities and propositions that build on our heritage in managing long-term savings.

Market and competition

At the end of 2013, the global asset management market stood at circa USD$69 trillion in size, almost half of which was accounted for by North America, and nearly a third by Europe20. The global market is highly fragmented, with the top ten managers accounting for around a third of the total assets, and hundreds of other managers accounting for the remainder. As such, the dynamics in all large markets are highly competitive. Aviva Investors is ranked 46th in ‘The World’s 500 Largest Asset Managers’5.

Our main competitors are large global asset managers, in addition to other UK and European insurer-owned asset managers with whom we compete on a product by product basis.

Products

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

In 2014 Aviva Investors launched two funds in its Multi-Strategy range as part of a focus to deliver outcome oriented solutions that aim to meet the identified financial goals of investors.

We also have a range of specialist property funds and six money market funds, domiciled in Ireland and France.

Distribution

Aviva Investors has a Global Business Development team based in 15 locations with clients around the world. We manage relationships with a diverse range of clients including corporate and public sector pension funds, sovereign wealth funds, financial institutions, charities, insurance companies, wealth managers and national and local government bodies.

Our distribution model for our open-ended collective investment schemes focuses on wholesale distributors, asset allocators and small to mid-size institutional investors. In the UK, our retail products are promoted to investors via independent financial advisors, fund platforms, fund supermarkets and discretionary asset managers.

Our property funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and our money market funds are sold by a specialist sales team and target corporate treasury functions.

____________________

20	Boston Consulting Group, Global Asset Management 2014

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

For additional information on our financial investments, see ‘IFRS Financial statements –note 24 – Financial investments’.

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

Investments held at 31 December 2014 and 31 December 2013 are listed below:

2014	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Carrying value in the statement of financial position £m
Investment property	4,019	4,610	296	8,925	—	8,925
Loans	302	4,288	20,670	25,260	—	25,260
Financial investments
Debt securities	13,628	82,230	35,803	131,661	—	131,661
Equity securities	26,324	8,813	482	35,619	—	35,619
Other investments	27,181	6,145	2,032	35,358	—	35,358
Total	71,454	106,086	59,283	236,823	—	236,823
Total %	30.2%	44.8%	25.0%	100.0%	—	100.0%
2013 Restated	69,294	106,798	53,940	230,032	(2,675)	227,357
2013 Restated %	30.2%	46.4%	23.4%	100.0%	—	100.0%

As the table indicates, approximately 25.0% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder and participating funds contain a greater proportion of equities and other investments (e.g. unit trusts), reflecting the underlying investment mandates.

We carry investments on our statement of financial position at either fair value or amortised cost. At 31 December 2014, approximately 98% of the Group’s total investments were carried at fair value on the statement of financial position.

Financial investment balances included in the remainder of these disclosures include financial investments of operations classified as held for sale. For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see ‘IFRS Financial statements– note 24 – Financial investments’.

Debt securities

Participating fund asset and shareholder debt securities analysed by credit rating and sector

Participating fund asset and shareholder debt securities analysed by credit rating and product type as at 31 December 2014 are set out in the table below. Government and corporate debt securities are further analysed by type of issuer.

	Ratings
2014 – Participating fund assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	10,842	—	—	—	8	10,850
Non-UK Government	6,758	14,121	1,655	9,502	339	63	32,438
Corporate
Public utilities	—	48	1,575	2,252	140	192	4,207
Convertibles and bonds with warrants	—	—	—	160	—	10	170
Other corporate bonds	3,144	4,714	9,457	7,674	1,153	2,409	28,551
Certificate of deposits	—	396	175	2	61	49	683
Structured	731	65	187	81	16	1	1,081
Wrapped credit	—	13	45	21	—	—	79
Other	527	285	1,446	1,163	327	423	4,171
Total	11,160	30,484	14,540	20,855	2,036	3,155	82,230
Total %	13.6%	37.1%	17.7%	25.3%	2.5%	3.8%	100.0%
2013	10,236	27,796	13,733	23,289	2,421	3,135	80,610
2013%	12.7%	34.5%	17.0%	28.9%	3.0%	3.9%	100.0%

	Ratings
2014 – Shareholder assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	5,760	51	—	—	137	5,948
Non-UK Government	4,545	3,631	996	1,189	2	3	10,366
Corporate
Public utilities	—	59	2,600	1,060	11	298	4,028
Convertibles and bonds with warrants	—	—	—	—	—	—	—
Other corporate bonds	1,146	1,460	5,545	3,128	154	2,174	13,607
Certificate of deposits	—	8	9	—	—	125	142
Structured	308	400	136	8	56	11	919
Wrapped credit	—	5	295	68	38	47	453
Other	32	18	160	84	30	16	340
Total	6,031	11,341	9,792	5,537	291	2,811	35,803
Total %	16.8%	31.7%	27.3%	15.5%	0.8%	7.9%	100.0%
2013	5,551	9,633	8,842	6,074	472	2,788	33,360
2013%	16.6%	28.9%	26.5%	18.2%	1.4%	8.4%	100.0%

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

At 31 December 2014, the proportion of our shareholder debt securities that are investment grade increased to 91.3% (2013: 90.2%). The remaining 8.7% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

•	0.8% are debt securities that are rated as below investment grade; and
•	7.9% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (2013: £2.4 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

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

	2014				2013
	Rating with insurance guarantee		Rating without insurance guarantee		Rating with insurance guarantee		Rating without insurance guarantee
	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total
Wrapped credit
AAA	—	0.0%	—	0.0%	—	0.0%	—	0.0%
AA	18	3.3%	—	0.0%	18	3.8%	18	3.8%
A	346	64.2%	269	50.0%	293	61.8%	184	38.8%
BBB	90	16.7%	135	25.0%	83	17.5%	107	22.6%
Less than BBB	38	7.1%	—	0.0%	34	7.2%	33	7.0%
Non-rated	47	8.7%	135	25.0%	46	9.7%	132	27.8%
Not available without insurance guarantee	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	539	100.0%	539	100.0%	474	100.0%	474	100.0%
RMBS agency
AAA	—	—	—	—	—	—	—	—

Exposures to peripheral European countries

Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any change in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (2013: £4.9 billion). Gross of non-controlling interests, 98% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2014 £bn	2013 £bn	2014 £bn	2013 £bn	2014 £bn	2013 £bn
Greece	—	—	—	—	—	—
Ireland	0.6	0.4	0.2	—	0.8	0.4
Portugal	0.2	0.2	—	—	0.2	0.2
Italy	4.8	4.5	0.1	0.4	4.9	4.9
Spain	0.9	0.9	0.4	0.5	1.3	1.4
Total Greece, Ireland, Portugal, Italy and Spain	6.5	6.0	0.7	0.9	7.2	6.9

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2014 £bn	2013 £bn	2014 £bn	2013 £bn	2014 £bn	2013 £bn
Greece	—	—	—	—	—	—
Ireland	0.6	0.4	0.2	—	0.8	0.4
Portugal	0.2	0.2	—	—	0.2	0.2
Italy	6.7	8.5	0.5	0.6	7.2	9.1
Spain	1.2	1.4	0.6	0.9	1.8	2.3
Total Greece, Ireland, Portugal, Italy and Spain	8.7	10.5	1.3	1.5	10.0	12.0

Equity securities

The table below analyses our investments in equity securities by sector.

2014	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public utilities	2,324	602	3	2,929
Banks, trusts and insurance companies	4,821	2,321	133	7,275
Industrial, miscellaneous and all other	19,101	5,881	147	25,129
Non-redeemable preferred shares	78	9	199	286
Total	26,324	8,813	482	35,619
Total %	73.9%	24.7%	1.4%	100.0%
2013	25,836	10,544	1,000	37,380
2013%	69.1%	28.2%	2.7%	100.0%

At 31 December 2014, shareholder investment in equity securities amounted to £482 million, and of our £7,275 million exposure to equity investments in banks, trusts and insurance companies, £133 million relates to shareholder investments.

Other investments

The table below analyses other investments by type.

2014	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	26,443	2,698	499	29,640
Derivative financial instruments	46	2,769	1,273	4,088
Deposits and credit institutions	373	56	110	539
Minority holdings in property management undertakings	—	609	145	754
Other	319	13	5	337
Total	27,181	6,145	2,032	35,358
Total %	76.9%	17.4%	5.7%	100.0%
2013 Restated	26,588	4,461	1,468	32,517
2013 Restated %	81.8%	13.7%	4.5%	100.0%
28

Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England, EC3P 3DQ. In addition, we have major offices in the following locations:

•	UK: UK Life, York; UK General Insurance, Norwich; Aviva Investors, London;
•	Asia: Singapore;
•	North America: Scarborough, Ontario, Canada.
•	Europe: Paris, France; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; and Milan, Italy.

As of 31 December 2014, we owned and occupied land and buildings for our own use with a total book value of £316 million (2013: £257 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £7,521 million at 31 December 2014 (2013: £8,207 million). The decrease is due mainly to deconsolidation of certain property limited partnerships in 2014.

Contractual obligations

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2014 included the following:

	Less than one year £m	Between one & three years £m	Between three & five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
– Insurance contracts - non-linked[1]	7,879	14,412	11,802	77,937	112,030
– Investment contracts - non-linked[2]	56,212	—	—	—	56,212
– Linked business[2]	75,341	—	—	—	75,341
General Insurance[3]	6,030	3,647	1,804	2,967	14,448
	145,462	18,059	13,606	80,904	258,031
Other contractual obligations[4]
Borrowings	1,227	1,016	810	12,714	15,767
Operating lease obligations	92	156	134	421	803
Capital commitments	102	3	—	—	105
Payables and other financial liabilities[5]	8,893	498	296	4,292	13,979
Net assets attributable to unit holders	9,482	—	—	—	9,482
Total	165,258	19,732	14,846	98,331	298,167

Reconciliation to the statement of financial position	£m
Total contractual obligations above	298,167
Effect of discounting contractual cash flows for insurance contracts	(27,341)
Contractual undiscounted interest payments[6]	(8,045)
Difference between carrying value of borrowings and undiscounted cash flows of principal	(344)
Contractual cash flows under operating leases and capital commitments	(908)
Difference between derivative liabilities contractual cash flows and carrying value	(1,967)
Liabilities of operations classified as held for sale	2
Unallocated divisible surplus[7]	9,467
Provisions[8]	879
Current and deferred tax liabilities	1,260
Other liabilities	2,273
Total liabilities per statement of financial position	273,443
1.	Amounts shown in respect of long-term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated divisible surplus of with-profits funds (see below).
2.	All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for linked and non-linked investment contracts is shown in the less than one year column above.
3.	Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘Financial statements IFRS – Note 38 – Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.
4.	The Group has no material finance leases for property and equipment.
5.	Includes obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £5,577 million.
6.	When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.
7.	The unallocated divisible surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities in the UK, which reflect the amount payable under the realistic Peak 2 reporting regime of the Prudential Regulatory Authority. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated divisible surplus.
8.	Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes, full details of which are provided in ‘IFRS Financial Statements – Note 46 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. The Company and trustees have agreed to a long-term funding plan where contributions, together with anticipated growth on scheme investments are expected to eliminate the funding deficits over time. Contributions to these and the other schemes are regularly reviewed in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 20 years in the main UK scheme, 19 years in the RAC scheme, 20 years in the Irish scheme and 12 years in the Canadian scheme.

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

Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group’s risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital in accordance with our risk appetite. Consequently, our risk management objectives are to:

•	Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
•	Allocate capital where it will make the highest returns on a risk-adjusted basis; and
•	Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

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

Principal risks and uncertainties

In accordance with the requirements of the FCA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 55 to the IFRS Financial statements. Our disclosures covering ‘risks relating to our business’ in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section ‘Risks relating to our business’.

Risk environment

The benign financial market conditions experienced in 2013 continued during 2014, albeit with increased volatility in the second half of the year as a result of concerns over eurozone growth and deflation, China economic slowdown, the severe fall in the price of oil and other commodities, the prospect of an end to US monetary policy easing and geopolitical concerns over Russia, Ukraine and the Middle East. These concerns are likely to continue into 2015 with the potential to cause further financial market volatility and divergence amongst developed economies (US compared to eurozone in particular) in monetary policy, interest rates and economic growth, and exacerbate macroeconomic imbalances in the global economy. However, even for those western economies (including the UK) expected to grow strongly, high levels of debt will continue to act as a brake on growth and the low interest rate environment compared to historic norms is likely to persist in the intermediate future at least.

2014 saw significant changes in UK public policy over long term savings and pension provision, most notably the announcement in March 2014 in the Budget ending compulsory annuitisation. In 2015 general elections in the UK, Poland, Spain and Canada will exacerbate uncertainty over public policy and, in the UK, uncertainty over continued membership of the European Union.

In November 2014 the Group’s designation as a Global Systemically Important Insurer (G-SII) was re-confirmed. Among other policy requirements, this will result in additional loss absorbency capital requirements, which are still under development, to be applied from January 2019, if the Group remains a G-SII.

In April 2014 the implementation date of Solvency II was finally confirmed in law as 1 January 2016, with the formal approval of the Omnibus II amendments. On-going work on the “Level 2” Delegated Acts, Implementing Technical Standards and Supervisory Guidelines, to be finalised in 2015, have reduced the level of uncertainty over the final capital impact on the Group. However, some uncertainty remains including over the outcome of the Group’s application to use an internal model to calculate its capital requirement.

Risk profile

The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 55 of the IFRS financial statements.

Reflecting Aviva’s objective of building financial strength and reducing capital volatility, the Group continued to take steps to amend its risk profile, successfully completing a number of management actions in progress at the 2013 year-end. These include the disposal of the Group’s interest in Eurovita resulting in a reduction in exposure to Italian sovereign and corporate debt, partly offset by an increase in exposures due to a reduction in minority interests in the Group’s remaining Italian businesses following their restructure during the year, and in addition the disposal of our Turkish general insurance business, South Korean Life business and one of our Spanish joint ventures, CxG. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place. However, in light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during the year. As described in note 55 to the IFRS Financial statements, a number of foreign exchange, credit and equity hedges are also in place. These are used to mitigate the Group’s credit and equity exposure, and enable the Group to accept other credit risks offering better risk adjusted returns while remaining within appetite. In addition, the Group reduced its exposure to longevity risk as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014.

During 2014, the Group continued to pay-down the inter-company loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings (AGH) from £4.8 billion at 31 December 2013 to £3.2 billion at 31 December 2014. At the end of February 2015, the balance of the loan stood at £2.8 billion with plans to reduce the balance by end of 2015 to the level at which we estimate AIL would no longer rely on the loan to meet its stressed liabilities, equating currently to a balance of approximately £2.2 billion.

In 2014, the Group established Aviva International Insurance Limited (AII) as its primary on-shore internal reinsurance mixing vehicle with the conclusion of 10% and 5% quota share internal reinsurance treaties covering the Group’s UK annuity and general insurance businesses respectively. The Group has plans to significantly increase the amount of business ceded to AII. The objective of these plans is to promote capital efficiency and realise the benefits of group diversification of risk through lower solo capital requirements in the ceding entities.

The successful completion of the sale of Eurovita in Italy and our general insurance business in Turkey means that the Group has largely completed its strategy set out in 2012 of focusing on fewer businesses, allowing capital to be redeployed to businesses that enhance the Group’s return on risk based capital.

On 2 December 2014, the Group and Friends Life Group Limited (“Friends Life”) announced they had reached agreement on the terms of the recommended all share acquisition of Friends Life by Aviva plc. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If completed, the principal impact on the Group’s risk profile of the transaction will be to increase our exposure to equity price risk and UK life insurance risks, in particular lapse risk.

During 2014 the Group has continued to reduce its financial leverage consistent with the requirements for achieving the Group’s target credit rating of AA. We expect a further reduction following the completion of the proposed acquisition of Friends Life (though clearly execution risk remains).

Low interest rate environment

The Group continues to be adversely impacted by the low interest rate environment in a number of markets around the world. This has resulted in reduced interest spread on participating contracts (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts), and current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. As a result we continue to rebalance the Group’s revenues towards product lines, such as protection, that are not significantly sensitive to interest rate or market movements. Further information on the Group’s exposure to low interest rates is included in the sensitivity analysis in Note 55 of the IFRS Financial Statements.

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

In managing capital we seek to:

•	maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;
•	optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
•	retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
•	allocate capital rigorously across the Group, to drive value adding growth through optimising risk and return; and
•	declare dividends with reference to factors including growth in cash flows and earnings.

In line with these objectives, the capital generated and invested by the Group’s businesses is a key management focus. Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Accounting basis:

Capital employed by segment and financing of capital

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2014 £m	2013 £m
Long-term savings	10,579	11,224
General insurance and health	6,007	5 ,986
Fund management	298	237
Corporate and other business[1]	702	(1,305)
Total capital employed	17,586	16,142
Financed by:
Equity shareholders’ funds	10,018	7,964
Non-controlling interests	1,166	1,471
Direct capital instruments and fixed rate tier 1 notes	892	1,382
Preference shares	200	200
Subordinated debt	4,594	4,370
Senior debt	716	755
Total capital employed	17,586	16,142
1	Corporate and other business includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation include the formal loan agreement between Aviva Group Holdings and Aviva Insurance Limited (AIL).
2	Internal capital management mechanisms in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
3	Certain subsidiaries, subject to satisfying stand-alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 2014 we had £17.6 billion (2013: £16.1 billion) of total capital employed in our trading operations measured on an IFRS basis.

In July 2014 we issued €700 million of Lower Tier 2 subordinated debt. This bond has a 30 year term and may be called from July 2024. The proceeds were used to redeem a €700 million Direct Capital Instrument at its first call date in November 2014.

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

Regulatory capital – Group

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	31 December 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	6.0	8.4	14.4	14.4
Less: capital resources requirement	(6.0)	(5.2)	(11.2)	(10.8)
Insurance Group Directive (IGD) excess solvency	—	3.2	3.2	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.4 billion since FY13 to £3.2 billion. This total includes an adverse impact of £0.4 billion from recognising the proposed final dividend for 2014 that was announced on 2 December 2014 as part of the announcement of the Group’s offer to acquire Friends Life Group Limited. The dividend is subject to approval by shareholders at the AGM, but is considered foreseeable and is therefore deducted from the 31 December 2014 IGD surplus. In contrast, the 2013 final dividend of £0.3 billion was not foreseeable as at 31 December 2013, and was not deducted from the 2013 year-end IGD surplus.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Adjusted Operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.6)
Market movements including foreign exchange[1]	0.2
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.3)
Pension scheme funding	(0.2)
Acquisitions and disposals	0.2
Increase in capital resources requirement	(0.3)
Estimated IGD solvency surplus at 31 December 2014 (excluding foreseeable dividend)	3.6
Foreseeable dividend	(0.4)
Estimated IGD solvency surplus at 31 December 2014	3.2
1	Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. In the period market movements also include positive variances in the UK due to a change in the model used to value certain equity release assets and the consequential impact on the liabilities that they back, offset by the higher cost of replacing mortgages after a fall in the risk free interest rate.

Regulatory capital – UK Life with-profits fund

The available capital of the with-profits funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profits funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub-Fund (OWPSF), New With-Profit Sub-Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 31 December 2014 and 31 December 2013.

						31 December 2014	31 December 2013
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.8	(14.8)	—	2.1	(0.2)	1.9	0.9
OWPSF	2.8	(2.5)	0.3	—	(0.1)	0.2	0.3
WPSF[4]	17.1	(15.5)	1.6	—	(0.3)	1.3	1.2
Aggregate	34.7	(32.8)	1.9	2.1	(0.6)	3.4	2.4
1	These realistic liabilities include the shareholders' share of accrued bonuses of £(0.2) billion (31 December 2013: £0.1 billion). Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £33.1 billion (31 December 2013: £33.4 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively (31 December 2013: £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2013 was £nil, £0.4 billion and £1.5 billion for NWPSF, OWPSF and WPSF respectively.
3	The support arrangement represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2014 (31 December 2013: £1.1 billion). The increase arises mainly from the transfer of non-profit business from RIEESA to NWPSF and recognition of the value of this business in RIEESA.
4	The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

Investment mix

The aggregate investment mix of the assets in the three main with-profits funds at 31 December 2014 was:

	31 December 2014%	31 December 2013%
Equity	24%	29%
Property	10%	12%
Fixed interest	59%	49%
Other	7%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 66% in NWPSF and OWPSF, and 66% in WPSF.

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

Solvency II

In April 2014, the implementation date of Solvency II was confirmed in law as 1 January 2016, with the formal approval of the Omnibus II amendments.

Following the approval of Omnibus II in a plenary vote of the European Parliament on 11 March 2014, Solvency II is fully expected to come into effect on 1 January 2016. The text of the Solvency II Delegated Act (Level 2) was published in the Official Journal of the European Union on 17 January 2015 and the regulation entered into force on the following day.

Aviva continues to actively participate in the consultation on the Level 3 text through the key European industry working groups and respond on the relevant PRA consultation papers through the ABI, whilst engaging with the PRA and HM Treasury throughout. This includes consideration of the role of transitionals once Solvency II comes into effect.

Rating agency

Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, liquidity, leverage and fixed charge cover ratios) and non-financial factors (e.g. strategy, competitive position, and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.

The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard and Poor’s is A+ (strong) with a Stable outlook; A1 (good) with a Stable outlook1 from Moody’s; and A (excellent) with the outlook under review with developing implications from A.M. Best. These ratings incorporate the rating agency views on the proposed acquisition of Friends Life.

Financial flexibility

The Group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £0.8 billion, the majority of which was held within Aviva Group Holdings Limited at the 2014 year end, the Group also has access to unutilised committed credit facilities of £1.6 billion provided by a range of leading international banks.

____________________

[1]	Note that Moody’s assign a Negative outlook to Aviva Life & Pensions UK Limited.

Governance

In this section
Chairman’s governance letter	36
Board of directors	38
Group executive	42
Directors’ and corporate governance report	44
Directors’ remuneration report	64

Chairman’s governance letter

Dear shareholder

Your Board firmly believes that a sound governance framework is essential in supporting management in delivering the Group’s strategy to drive business success

Our governance responsibilities … are particularly important when significant transactions are being considered — John McFarlane, Chairman

This ensures that your investment and the assets of the Company are protected. As a Board we take these governance responsibilities seriously and they are particularly important when significant or transformational transactions are being considered.

This is clearly the case in respect of the proposed acquisition of Friends Life. Given the materiality of the transaction, the Board as a whole carefully deliberated the merits of the transaction, ensured that a robust due diligence process was followed and fully considered the risks, mitigations and opportunities presented by the transaction. If the proposed acquisition completes successfully the Board will oversee the integration to ensure that robust systems of internal control and risk management are implemented throughout the enlarged Group to support its long-term success. I believe management has a clear plan to achieve the strategy agreed by the Board and this will continue to evolve as we integrate Friends Life if the proposed acquisition completes.

Key activities during 2014

—

Board

Reflecting on the results of the Board and committees’ effectiveness evaluation conducted at the end of 2013, the Board considered the balance of skills, knowledge and experience on the Board and its committees. The committees were all considered effective, however the Board agreed there was merit in making some changes to the membership of some of the committees.

Governance Committee

We further refined the Governance Committee’s remit during the year to include oversight responsibility for conduct risk, in particular in relation to those risks that may impact customer outcomes and have a potential reputational impact. This has been a key focus of the committee during the year with a push for consistent management information on conduct risk. The committee also became responsible for talent management and development programmes, and during the year implemented initiatives to ensure robust succession plans are in place and a sustainable future workforce is created.

Audit Committee

The Audit Committee continued to monitor the internal control environment and the nine key control topics identified by management (see the Audit Committee’s report for further details). In particular, new protocols are being developed to improve oversight of the Group’s joint ventures. The committee is also overseeing the rollout of the Integrated Assurance Framework (IAF) across the Group. In time this will provide a central mechanism to further improve the monitoring and management of the Group’s control environment.

The committee also continued to monitor the integrity of the Group’s financial reporting, focussing on their fair presentation, the reasonableness of financial assumptions and judgement factors and the appropriate application of accounting policies.

In the 2013 Annual report and accounts we reported that we had identified controls failings in Aviva Investors that happened between August 2005 to June 2013. In February 2015, Aviva Investors reached a settlement with the FCA in relation to this and agreed to pay a fine of £17.6 million. Aviva Investors has committed significant resources to enhancing its control environment. Aviva Investors has fixed the issues,  improved the systems and controls and made substantial changes to the management team.

Risk Committee

During the year the Risk Committee closely scrutinised the Group’s work towards compliance with Solvency II (SII), reviewing and approving interim measures on the path to compliance, including an Internal Model Validation Business Standard and, later in the year, the methodology and assumptions for the Individual Capital Adequacy submission to be made in 2015.

With the Group’s designation as a Global Systemically Important Insurer (GSII), it was important for the committee to scrutinise the GSII recovery and resolution plans. The committee also reviewed management plans to address potential future capital requirements that might be required as a result of either being classified as a GSII or the transition to Solvency II.

Remuneration Committee

As advised in last year’s Annual report, during 2014 the Remuneration Committee undertook a strategic review of executive remuneration to ensure the Directors’ remuneration policy remained fit for purpose, aligned to the achievement of strategy, competitive, consistent with good governance and regulatory practice and compliant with relevant regulation. It was recognised at the time that such a strategic review might require the Company to propose changes to the policy at the 2015 Annual General Meeting (2015 AGM). Details of the review process, consultation and conclusions reached by the committee can be found in the Directors’ remuneration report, as can detail of the proposed revised policy. We are confident that we now have a fair and balanced set of policy changes, which align the interests of executives with the long term success of the Company, and hope you support these at this year’s AGM.

Nomination Committee

The principal role of the Nomination Committee is to keep under review the composition of the Board to ensure that it has the right balance of skills, knowledge, experience and diversity. Increasing female representation on the Board to at least 25% remains our firm aim; however appointments will not be made on the basis of gender alone and will be made on merit and have regard to other criteria identified by the committee.

During the year, Scott Wheway chaired committee meetings to consider candidates to be appointed as Chairman upon my retirement following the 2015 AGM. Details regarding the process by which Sir Adrian Montague was recommended to the Board are set out in the Nomination Committee’s report.

The proposed acquisition of Friends Life gave the committee an opportunity to consider the composition of the Board of the enlarged Group. As a result, the committee recommended to the Board that Andy Briggs and Sir Malcolm Williamson be appointed as directors of the Board following successful completion of the transaction.

Having considered each Non-Executive Director’s independence, each director’s contribution to the Board, and their suitability for re-election, the committee supports the re-election of all Board members standing for re-election at the 2015 AGM.

UK Corporate Governance Code

During the year the Company has been compliant with all relevant provisions of the 2012 UK Corporate Governance Code (the Code). A new version of the Code was published in September 2014 and the Company intends to be compliant with all new relevant provisions in the timeframes dictated by the Code. We disclose details of how we comply with the Code throughout the Directors’ and corporate governance report and the Directors’ remuneration report in the Annual report and accounts.

John McFarlane

Chairman
4 March 2015

Board of directors

Board of directors

We have a strong, experienced and diverse Board with a good balance of skills

01 . John McFarlane

Chairman

02. Mark Wilson

Group Chief Executive Officer

03. Tom Stoddard

Chief Financial Officer

04. Sir Adrian Montague, CBE

Senior Independent Director

05. Glyn Barker

Independent Non-Executive Director

06. Patricia Cross

Independent Non-Executive Director

07. Michael Hawker, AM

Independent Non-Executive Director

08. Gay Huey Evans

Independent Non-Executive Director

09. Michael Mire

Independent Non-Executive Director

10. Bob Stein

Independent Non-Executive Director

11. Scott Wheway

Independent Non-Executive Director

John McFarlane

Chairman
b.1947

—

John was appointed to the Board in September 2011 and became Chairman on 1 July 2012. He chairs the Nomination Committee. He is Chairman of FirstGroup plc (transport operator), and is a Non-Executive Director of Barclays plc (banking), Westfield Corporation (retail mall developer and operator) and Old Oak Holdings Ltd (financial holding company).

Previously, John was Chief Executive Officer of Australia and New Zealand Banking Group Ltd (banking), Executive Director at Standard Chartered plc (banking), head of Citicorp Investment Bank Ltd and later head of Citicorp and Citibank in the United Kingdom and Ireland (banking). Formerly a Non-Executive Director of The Royal Bank of Scotland Group plc (banking) and Capital Radio plc (media) and a director and council member of the London Stock Exchange. He was also a Non-Executive Director of the Securities Association (UK securities regulator), the Auditing Practices Board (auditing regulator) and the Business Council of Australia. He has extensive experience in banking, including investment, corporate and retail banking, and in general management, insurance, strategy, risk and cultural change.

On 12 September 2014, it was announced that John McFarlane would step down as Chairman of the Aviva Group. John will remain as Chairman of the Aviva Group until the conclusion of the 2015 AGM, at which point Sir Adrian Montague will be appointed in his place, subject to his re-election.

Mark Wilson

Group Chief Executive Officer
b.1966

—

Mark joined the Board in December 2012 and became the Group Chief Executive Officer on 1 January 2013. He was formerly Chief Executive Officer and President of AIA Group (insurance) which he repositioned into the leading pan-Asian insurance company, improved its market valuation, successfully navigated the company through the global financial crisis and prepared it for an IPO. The company emerged as a stronger and significantly more valuable independent entity, leading to the largest IPO in corporate history in Hong Kong.

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

Tom Stoddard

Chief Financial Officer
b.1966

—

Tom joined Aviva in April 2014 as Chief Financial Officer and a member of the Aviva Group Executive. He has worked primarily as an investment banker, including advising Aviva. He also has experience as a corporate lawyer and an asset based lender. From 2008 to 2014, Tom was Senior Managing Director, Head of Global Financial Institutions Advisory, at the investment and advisory firm Blackstone Advisory Partners LP with responsibility for successfully driving Blackstone’s business of advising banks, insurers and other financial institutions globally on M&A and restructuring.

He also held senior investment banking positions at Donaldson, Lufkin & Jenrette (investment company) and its successor, Credit Suisse (financial services holding company), where he led the global insurance group as Managing Director. Tom also practiced corporate and securities law with Cravath, Swaine & Moore LLP (U.S. law firm) from 1992 to 1994.

Sir Adrian Montague, CBE

Senior Independent Director
b.1948

—

Sir Adrian was appointed to the Board in January 2013 and became Senior Independent Director in May 2013. He is a member of the Audit, Governance and Nomination Committees. He is currently Chairman of 3i Group plc (private equity), The Manchester Airport Group plc and The Point of Care Foundation (charity) and a Non-Executive Director of Skanska AB (construction) and Cellmark Holdings AB (forest products).

He was formerly Chairman of Anglian Water Group Ltd (utilities), Friends Provident plc (life insurance), British Energy Group plc (utilities), Michael Page International plc (recruitment), and Cross London Rail Links Ltd (Crossrail) and was formerly Deputy Chairman of Network Rail Ltd (railway network provider), Partnerships UK plc (public private partnership) and UK Green Investment Bank plc (investment bank).

He was also previously Chief Executive of the Treasury Taskforce and a trustee of Historic Royal Palaces. Sir Adrian has significant experience in the financial services industry and in government and regulatory circles. He is a qualified solicitor and was formerly a partner at Linklaters & Paines.

On 12 September 2014, it was announced that John McFarlane would step down as Chairman of the Aviva Group. John will remain as Chairman of the Aviva Group until the conclusion of the 2015 AGM, at which point Sir Adrian Montague will be appointed in his place, subject to his re-election.

Glyn Barker

Independent Non-Executive Director
b.1953

—

Glyn was appointed to the Board in February 2012 and is Chairman of the Audit Committee and a member of the Risk and Nomination Committees. He is currently Chairman of Irwin Mitchell (law firm), a Non-Executive Director of Transocean Limited (offshore drilling), Berkeley Group Holdings plc (construction) and a trustee of English National Opera. He was formerly Vice Chairman, UK of PricewaterhouseCoopers LLP with responsibility for leading the executive team for Europe, Middle East, Africa and India region following a long and successful career with the firm. Glyn has extensive experience as a business leader and a trusted adviser to FTSE100 companies and their boards on a wide variety of corporate and finance issues. He possesses a deep understanding of accounting and regulatory issues together with in-depth transactional and financial services experience.

Patricia Cross

Independent Non-Executive Director
b.1959

—

Patricia joined the Board in December 2013. She chairs the Remuneration Committee and is a member of the Audit and Nomination Committees. She is currently a Non-Executive Director of Macquarie Group Limited (banking) and Macquarie Bank Ltd (banking) and Chairman of the Commonwealth Superannuation Corporation (Federal Government pension fund).

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

Patricia has significant experience as both an Executive and Non-Executive Director across a wide range of financial services and other regulated industries in the U.S., Europe and Australia.

Michael Hawker, AM

Independent Non-Executive Director
b.1959

—

Michael was appointed to the Board in January 2010 and is Chairman of the Risk Committee and a member of the Audit and Nomination Committees. He is currently Non-Executive Director of Macquarie Group Limited, Macquarie Bank Limited (banking) and Washington H Soul Pattinson and Company Ltd (investment). Michael is Independent Non-Executive Chairman of the Australian Rugby Union, Non-Executive Director of SANZAR Pty Ltd and is Non-Executive of the International Rugby Board (rugby union). With respect to medical research, Michael is Chairman of The George Institute for Global Health (research institution). He was formerly Chief Executive and Managing Director of Insurance Australia Group (insurance), Group Chief Executive of business and consumer banking at Westpac Banking Corporation (banking) and Chairman of the Insurance Council of Australia (insurance representative body).

Michael brings to the Board a wealth of knowledge and experience gained over a long career in the banking and insurance industries, in both executive and non-executive roles in Europe, Asia and Australia.

Gay Huey Evans

Independent Non-Executive Director
b.1954

—

Gay was appointed to the Board in October 2011, is a member of the Risk, Remuneration and Nomination Committees, and chaired the Governance Committee until February 2014. She is currently a Non-Executive Director of ConocoPhillips (exploration and production), Bank Itau BBA International Ltd (banking), and the Financial Reporting Council.

Gay is also a member of the management board of the panel of finance experts of the Panel of Recognised International Market Experts in Finance and a Trustee of Wellbeing of Women (UK). She was formerly Vice Chairman of the Board of International Swaps and Derivatives Association, Inc. (ISDA), Vice Chairman, Investment Banking & Investment Management at Barclays Capital (banking), a Non-Executive Director of The London Stock Exchange Group plc (stock exchange) and a trustee of The Wigmore Hall Trust (charity). Prior to that, Gay held senior management positions at Citi Alternative Investments (investments) and Bankers Trust Company (banking).

Gay has over 30 years of experience within the financial services industry, having held key positions in government and in a number of global financial and banking institutions and the Financial Services Authority (regulatory predecessor to the PRA and FCA).

Gay will retire from the Board from the conclusion of the 2015 AGM.

Michael Mire

Independent Non-Executive Director
b.1948

—

Michael was appointed to the Board in September 2013 and is a member of the Governance, Risk and Nomination Committees. He is currently the Senior Independent Director at the Care Quality Commission (the UK Government body which regulates the quality of health and adult social care and gives ratings to all hospitals, whether public or private, adult social care homes and services, and primary medical care practices).

Michael was a Senior Partner at McKinsey & Company (consultancy) where he worked for more than 30 years until July 2013. Initially an Associate in the financial services practice at McKinsey, he became a Partner in 1984 and Senior Partner in 1991 and his career focused on financial services, retail and transformation programmes.

He started his career at Rothschild (financial advisors) in 1970 as an Analyst and then a Foreign Exchange Dealer and spent three years seconded to the Central Policy Review Staff (now the Number 10 Policy Unit) to work on major initiatives including industrial policy and social security reform. Michael has extensive experience of advising companies on the implementation of transformation programmes and also has an in-depth understanding of the financial services sector.

Bob Stein

Independent Non-Executive Director
b.1949

—

Bob was appointed to the Board in January 2013 and is a member of the Nomination, Risk and Remuneration Committees. He is currently a Non-Executive Director and Chair of the Audit Committee of Assurant, Inc (US specialty insurance), is a Director and Chair of the Audit Committee of Resolution Life Holdings, Inc. and is a trustee emeritus of the Board of trustees of the US Actuarial Foundation.

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

—

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

Group Executive

Group executive

01. Mark Wilson

Group Chief Executive Officer

—

Go to page 40 to read Mark’s biography.

02. Tom Stoddard

Chief Financial Officer

—

Go to page 40 to read Tom’s biography.

03. Nick Amin

Chief Operations and Transformation Officer

—

Nick joined Aviva in 2013 and has a strong international background in consumer banking and insurance; and significant experience of general management, business operations and transformation projects over a 40 year career. Nick is responsible for driving the transformation programme across the Group, to improve profitability and efficiency.

04. David Barral

Chief Executive Officer, Aviva UK & Ireland Life Insurance

—

David joined Aviva in 1999 and has spearheaded the UK Life business’ activities to champion the customer. He is a Board representative of the Association of British Insurers as well as chairman of the ABI Retirement and savings committee. In 2015, David’s priorities include continuing to adapt to changes to the UK annuities market, launching a new retirement solutions direct to customer platform and maximising the opportunity of auto-enrolment.

05. Paul Boyle

Chief Audit Officer

—

Paul joined Aviva in 2010 and leads the Internal Audit function which independently assesses the effectiveness of the Group’s systems and controls for managing risk. Paul has been a catalyst for a number of improvements in those systems and controls. Paul is a Chartered Accountant and was previously Chief Executive of the Financial Reporting Council.

06. Andrew Brem

Chief Digital Officer

—

Andrew joined Aviva in late 2014 and is accountable for Aviva’s digital product innovation and transformation as our customers increasingly choose digital as their preferred way of dealing with us. Andrew has held significant e-commerce and digital leadership roles in international and retail consumer businesses.

07. Kirstine Cooper

Group General Counsel and Company Secretary

—

Kirstine joined Aviva in 1991 and is the Group General Counsel and Company Secretary. She is responsible for providing legal and company secretarial services to the Board and Group; legal risk management; corporate responsibility and public policy. She has held a number of legal roles across the Group.

08. Christine Deputy

Group HR Director

—

Christine joined Aviva in 2013 and is responsible for Human Resources and communications. She aims to support employees to reach their full potential, to better serve our customers and to enable Aviva to achieve outstanding performance. Christine has a proven track record of leading HR functions and delivering cultural change programmes.

09. Khor Hock Seng

Chief Executive Officer, Aviva Asia

—

Khor joined Aviva in 2013 and is responsible for Aviva’s Asian businesses including our new joint venture in Indonesia, Astra Aviva Life. He has over 30 years of experience within the insurance market in Asia and uses his deep business understanding and extensive knowledge of the Asian market and culture to drive Aviva’s success in the region.

10. John Lister

Group Chief Risk Officer

—

John joined Aviva in 1986 and leads Aviva’s Risk function, regulatory compliance and Solvency II implementation. The function challenges and oversees the Group’s management of risks, and develops and maintains the risk management framework. A qualified fellow of the Institute of Actuaries, he has held a number of senior roles in the UK Life business, including Finance Director.

11. David McMillan

Chairman Global Health Insurance and Chief Executive Officer, Aviva Europe

—

David joined Aviva in 2002 and is responsible for Aviva’s European and Indian businesses and oversees all Health businesses across the Group – a key growth area and part of our composite offering. David recently led the restructuring of our Italian business as well as the IPO of Aviva’s Turkish Life joint venture. He has held a number of senior roles at Aviva.

12. Euan Munro

Chief Executive Officer, Aviva Investors

—

Euan joined Aviva in early 2014 and recently launched a multi-strategy funds range. In 2015 he aims to widen Aviva Investors’ distribution network, harness scalability within the organisation and develop investment propositions for customers. Prior to joining Aviva in January 2014, Euan held a number of senior leadership roles at Standard Life, with responsibility for fixed income and multi-asset management.

13. Monique Shivanandan

Chief Information Officer

—

Monique joined Aviva in 2014. To achieve the Digital First strategy her priorities are to transform the Group’s IT estate, ensure that the Group maximises digital capability and that our customers’ digital experience is in a secure environment. She has held senior technology positions in both the telecommunications and banking sectors.

14. Maurice Tulloch

Chairman Global General Insurance and Chief Executive Officer, Aviva UK & Ireland General Insurance

—

Maurice joined Aviva in 1992 and oversees the general insurance businesses globally, and leads the UK & Ireland General Insurance business. He is at the forefront of change to the industry and is Chairman of the Association of British Insurers’ General Insurance Management Committee. He was formerly Chief Executive Officer of Aviva Canada.

15. Chris Wei

CEO Global Life Insurance and Chairman Asia

—

Chris joined Aviva in October 2014 and is responsible for the overall growth and profitability of Aviva’s Life Insurance businesses. He aims to achieve this by providing excellent customer service and expanding our multi-distribution platforms. Prior to joining Aviva Chris was Group CEO of Great Eastern Holdings Ltd, a leading insurance company in Asia.

16. Jason Windsor

Chief Capital and Investments Officer

—

Jason joined Aviva in 2010 and is responsible for capital management and allocation, investments, treasury and reinsurance. His aim is to achieve better returns on capital and investments across the Group, consistent with the strategic anchor and risk appetite. He was previously a Managing Director in the Financial Institutions Group at Morgan Stanley.

Directors’ and corporate governance report

Directors’ and corporate governance report

This report sets out the role and activities of the Board and explains how the Group is governed.

The UK Corporate Governance Code

—

As a UK premium listed company, Aviva seeks to comply with the UK Corporate Governance Code 2012 (the Code). The 2014 version of the Code will apply to Aviva’s 2015 financial year and work is underway to ensure full compliance with the new requirements.

Further details of how the Company applied the Code principles and complied with its provisions, are set out in this report and the Directors’ remuneration report.

Further information on the Code can be found on the Financial Reporting Council’s website at www.frc.org.uk.

The Board’s view is that the Company was fully compliant throughout the accounting period with the relevant provisions of the Code.

The Board

—

The Board’s role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board believes that a strong system of governance throughout the Group is essential in ensuring that the business runs smoothly, to aid effective decision making and support the achievement of the Group’s objectives.

The Board is responsible to shareholders for promoting the long-term success of the Company and, in particular, for setting the Group’s strategic aims, monitoring management’s performance against those strategic aims, setting the Group’s risk appetite, ensuring the Group is adequately resourced, and that effective controls are in place. The Board also sets the values and supports the culture of the Group.

The specific duties of the Board are clearly set out in its terms of reference which address a wide range of corporate governance matters and list those items that are specifically reserved for decision by the Board. Matters reserved for Board approval include:

•	Group strategy and business plans
•	Financial reporting and controls, capital structure and dividend policy
•	Group risk appetite and framework
•	Remuneration policy
•	Significant transactions and expenditure
•	Corporate governance issues (e.g. appointment and removal of the Group Company Secretary and Chief Risk Officer (CRO), Board and committee succession planning and the constitution of Board committees)

The Board’s Terms of Reference also set out those matters that must be reported to the Board, such as senior leadership changes, significant litigation or material regulatory breaches, and explain how matters that arise between scheduled meetings should be dealt with.

The directors

As at the date of this report the Board comprised the Chairman, Group Chief Executive Officer (Group CEO), Chief Financial Officer (CFO) and eight Independent Non-Executive Directors (NEDs). A number of changes to the Board are due to take place after the 2015 AGM, some of which are subject to the successful completion of the proposed acquisition of Friends Life. This will result in the Board comprising the Chairman, three executive directors and seven NEDs and the Board will still have a sufficient balance between executive and non-executives. The following charts show the balance of the Board between executive and non-executive representation, length of tenure and the diversity of the Board in terms of gender and nationality.

The Board’s policy is to appoint and retain NEDs who can apply their wider business knowledge and experiences to their oversight of the Group and to review and progressively refresh the skills on the Board. The report of the Nomination Committee sets out the work carried out during the year on succession planning for the Board. Committee membership is also regularly refreshed.

NEDs are required to be able to present objective, rigorous and constructive challenge to management, drawing on their wider experiences to question assumptions and viewpoints and, where necessary, defend a given position. The NEDs should also assist management in the development of the Company’s strategy. To be effective, it is our view that the majority of our NEDs should have a sound understanding of the insurance industry so as to be able to evaluate properly the information provided.

All of the current directors were subject to a formal performance evaluation in respect of 2014. The Board, having considered the matter carefully, is of the opinion that all of the current NEDs remain independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Scott Wheway, who has served on the Board for seven years, was subject to a particularly rigorous review of his independence and the Board was satisfied that he remains independent and that his presence on the Board provides continuity given the number of changes to the Board during the previous two years. He makes a considerable contribution to the Board, through his knowledge of the Company and wide skill set.

Accordingly, over half of the Board members, excluding the Chairman, are independent NEDs. Biographical details including a summary of the skills and experience the directors bring to the Board are set out in their biographies above.

Each NED must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively. On average, the NEDs spend at least 72 days a year on Company business, with the Chairmen of the Audit, Risk, Governance and Remuneration Committees spending substantially more time. This is significantly higher than previous years due to consideration of the proposed acquisition of Friends Life. The Chairman has recently resigned as Chairman of the Group and Sir Adrian Montague, the current Senior Independent Director, will become Chairman from the conclusion of the 2015 AGM, subject to re-election by shareholders. The Nomination Committee reviewed the time commitment required for the role and Sir Adrian’s significant other commitments and noted that Sir Adrian intended to reduce his external commitments to give him sufficient time to dedicate to the role. In light of this the Nomination Committee supported his appointment and Sir Adrian has since retired as Chairman of Anglian Water Group Ltd and intends to further reduce his external commitments during 2015 including retiring from Skanska AB.

In connection with the proposed acquisition of Friends Life, Sir Malcolm Williamson and Andy Briggs, respectively the current Chairman and CEO of Friends Life, will join the Board following the 2015 AGM (subject to regulatory approval and successful completion of the acquisition). Sir Malcolm will replace Sir Adrian as Senior Independent Director and Andy Briggs will become CEO of the enlarged UK & Ireland Life business. This will provide continuity to the enlarged business. The Board considers Sir Malcolm to be independent as he was considered independent upon his appointment as Chairman of Friends Life and is independent in character and judgement and meets the Code criteria. Gay Huey Evans will also be retiring from the Board from the conclusion of the 2015 AGM.

The Chairman and Group CEO

Role profiles are in place for the Chairman and the Group CEO which clearly set out the duties of each role. The Chairman’s priority is to lead the Board and ensure its effectiveness; the Group CEO’s priority is the management of the Group. The Board has delegated the day-to-day running of the Group to the Group CEO within certain limits, above which matters must be escalated to the Board for determination.

Senior Independent Director

The Senior Independent Director’s role is to act as a sounding board for the Chairman, to serve as an intermediary for the other directors where necessary and to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. During the year the NEDs, led by Sir Adrian Montague, met several times without the Chairman present and Sir Adrian Montague led the review of the Chairman’s performance during the year.

Board activities during 2014

The work of the Board follows an agreed annual work plan and the following chart shows how the Board allocated its time during 2014.

The Board monitored the performance of the Group and its compliance with the governance framework described below through regular:

•	Group CEO reports, which included updates on the implementation of the Group’s strategy and theses; updates on ongoing corporate transactions and disposals; reports on financial performance; changes in senior management; regulatory developments; and the control environment
•	CFO reports, which included the financial results and forecasts; reports on the operational plan and performance; competitor results; treasury activities; and progress against Solvency II (SII)
•	Reports from the CRO on the Group’s significant risks and regulatory issues; risk appetite; and compliance with business standards and controls
•	Reports from the Chief Capital & Investments Officer on the Group’s capital and liquidity position
•	Reports and recommendations from each Board committee
•	Presentations and reports from business units and functions

As part of its annual work plan, the Board reviewed and approved all financial results announcements, the Annual report and accounts, the operational plan and dividend payments, all changes to the composition of the Board and its committees, and received regular updates on progress against the Group’s strategy.

In addition, the Board undertook the following specific activities during the year:

•	Approved the restructure of the Group’s Italian Life Insurance joint ventures with UBI Banca and Unicredit to simplify the structure and facilitate cash remittances
•	Approved the redemption of three hybrid debt instruments and the re-financing of one of these instruments as part of the Group’s deleveraging plans
•	Approved a proposal that significantly reduced the Group’s exposure to longevity through the transfer of payment funding basis liabilities in the Aviva Staff Pension Scheme to external reinsurers resulting in less volatility in the Aviva Staff Pension Scheme
•	Discussed and reviewed the impact of the pension legislation changes in the UK on the UK annuities market
•	Approved the use of a Group entity as a captive reinsurer for the Group
•	Approved a proposal to launch an initial public offering of 20% of the shares in the Group’s life and pensions joint venture in Turkey
•	Approved the Group’s recovery plan and liquidity risk management plan required due to its status as a GSII
•	Considered the results of the employee engagement survey – Voice of Aviva
•	Considered and approved the proposed acquisition of Friends Life

The Board held one meeting in Italy during the year to gain a deeper understanding of the operations of the Italian business.

Proposed acquisition of Friends Life

Following careful consideration of the potential benefits and risks of the transaction and reviewing the due diligence, the Board approved the proposed acquisition of Friends Life and on 19 January 2015 the Company published a prospectus and circular in relation to the recommended all share acquisition of Friends Life Group Limited by the Company as announced on 2 December 2014. It is proposed that up to 1,105,000,000 new ordinary shares of 25 pence each will be issued by the Company in connection with the proposed acquisition of the entire issued and to be issued ordinary share capital of Friends Life. The proposed acquisition will be implemented by way of a scheme of arrangement under Part VIII of the Companies (Guernsey) Law 2008.

Board effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation review each year in order to assess how well the Board, its committees, the directors and the Chairman are performing. The aim is to continually improve the Board’s effectiveness and the Group’s overall performance. For the 2014 evaluation an internal review was conducted with the use of questionnaires and the responses analysed and results discussed by the Board and each of the committees and actions agreed. Overall the Board was found to function well with a collaborative and professional atmosphere around the board table. The Board agreed that its priorities for 2015 should include closely monitoring any risks associated with the completion of the proposed acquisition of Friends Life and its integration into the business; capital and liquidity strength; conduct risk oversight; monitoring global economic risks; and assessing the changing customer preferences for the Group’s products. The focus for the Board committees in 2015 are detailed in each committee’s report.

Independent Board Evaluation conducted an external and independent valuation in 2013 and is carrying out a follow up review in 2015, the results of which will be published in the 2015 Annual report.

The review of the performance of the Chairman, led by the Senior Independent Director, concluded that the Chairman continued to operate to a high level, exhibiting positive leadership and ensuring that the necessary conditions for effective discussion both on an individual, and at Board level, were met.

The Chairman and Senior Independent Director assessed the performance of the NEDs and the Executive Directors in their capacity as directors. The Chairman concluded that each director contributes effectively and demonstrates full commitment to his/her duties. To assess the Group CEO in respect of his executive duties a separate process was carried out by the Chairman and in respect of the CFO, by the Group CEO. The process involved measuring performance against each Executive Director’s role objectives.

Induction, training and development

The Board and the Chairman believe strongly in the development of all of its employees and directors and it is a requirement of each director’s appointment that they commit to continuing their professional development.

During the year, directors attended a number of internal training sessions, including sessions on various aspects of SII, Aviva’s UK defined benefit pension scheme, remuneration, Aviva’s investment process and asset portfolio, and information security. Training sessions have been built into the Board’s and committees’ work plans for 2015.

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

Further or follow-up meetings are arranged where a director requires a deeper understanding of a particular issue. All new directors also receive induction materials, which include, but are not limited to, the current strategic and operational plan; recent Board and committee minutes and meeting packs; organisation structure charts; role profiles; a history of the Group; and relevant policies, procedures and governance material. Any knowledge or skills gaps identified during the director’s approved person application process are also addressed through their induction programme.

Directors’ attendance

The Company requires directors to attend all meetings of the Board and the committees on which they serve and to devote sufficient time to the Company in order to effectively perform their duties. The attendance of the directors at the Board meetings held in 2014 is shown in the following table and the attendance at committee meetings is shown in the committee reports.

Board attendance 2014
Director	Number of meetings attended	Percentage Attendance[1]
Glyn Barker	14	100%
Patricia Cross	14	100%
Michael Hawker	14	100%
Gay Huey Evans	14	100%
John McFarlane	14	100%
Michael Mire	14	100%
Sir Adrian Montague[2]	12	92%
Patrick Regan[3]	2	67%
Bob Stein	14	100%
Tom Stoddard[4]	10	100%
Scott Wheway	14	100%
Mark Wilson	14	100%

1	This shows the percentage of meetings which the director attended during the year whilst a member of the Board.
2	Sir Adrian did not attend one meeting where the agenda was to approve his appointment as Chairman. There was also one ad hoc meeting that he was unable to attend due to technological difficulties but he did receive the papers for the meeting.
3	Pat Regan resigned with effect from 28 March 2014. He did not attend one meeting which was called at short notice to discuss plans for his succession.
4	Tom Stoddard was appointed on 28 April 2014.

During 2014, 14 Board meetings were held, of which, nine were scheduled Board meetings and five were additional Board meetings called at short notice. In addition the Board delegated responsibility for certain items, such as giving final approval to proposals broadly agreed by the full Board, to specially created committees of the Board which met 14 times during 2014.

The Chairman and the NEDs met several times in the absence of the executive directors and the NEDs met in the absence of the Chairman, including one meeting chaired by the Senior Independent Director to appraise the Chairman’s performance.

Members of senior management regularly attend Board meetings to present items of business.

Conflicts of interest

In line with the Companies Act 2006, the Company’s Articles of Association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success for the benefit of its shareholders as a whole. The Board’s procedure to regularly review and approve actual and potential conflicts of interest as they arise, and prior to the appointment of new directors, operated effectively during the year.

Governance structure

—

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

In-depth monitoring of the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations is delegated to the Audit, Risk and Governance Committees which report regularly to the Board. However, the Board retains ultimate responsibility for the Group’s systems of internal control and risk management and their effectiveness and has carried out a review of the systems during the year.

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

Risk Management Framework

The Risk Management Framework (RMF) is designed to identify, measure, manage, monitor and report the significant risks to the achievement of the Group’s business objectives and is embedded throughout the Group. The RMF has been in place for the year under review and up to the date of approval of the Annual report and accounts. It is codified through risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group’s worldwide operations. Further detail is in note 55.

Internal controls

Internal controls facilitate effective and efficient business operations, the development of robust and reliable internal reporting and compliance with laws and regulations.

A Group reporting manual including International Financial Reporting Standards (IFRS) requirements and a Financial Reporting Control Framework (FRCF) are in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with applicable accounting standards and with the requirements of the Sarbanes-Oxley Act of 2002. The FRCF process follows a risk-based approach, with management identification, assessment (documentation and testing), remediation (as required), reporting and certification over key financial reporting-related controls. Management regularly undertakes quality assurance procedures over the application of the FRCF process and FRCF controls.

The Board delegates to the Group CEO the day-to-day management of the Company and approval of specific issues up to set financial limits, including limits on revenue and capital expenditure, reinsurance spend and the settlement of claims. In turn the Group CEO delegates some of his authority to his direct reports. There is a similar delegated authority framework in place throughout the Group.

First line

Management are responsible for the application of the RMF, for implementing and monitoring the operation of the system of internal control and for providing assurance to the Audit Committee, the Risk Committee, the Governance Committee and the Board.

The Group Executive members and each business unit Chief Executive Officer are responsible for the implementation of Group strategies, plans and policies, the monitoring of operational and financial performance, the assessment and control of financial, business and operational risks and the maintenance and ongoing development of a robust control framework and environment in their areas of responsibility. Chaired by the Chief Risk Officer (CRO), the Asset Liability Committee (ALCO) assists the CFO with the discharge of his responsibilities in relation to management of the Group’s Balance Sheet within risk appetite and provides financial and insurance risk management oversight.

The Operational Risk Committee is also chaired by the CRO. It supports the first line owners of key operations and franchise risks in the discharge of their responsibilities in relation to operational risk management.

The Disclosure Committee is chaired by the CFO and reports to the Audit Committee. It oversees the design and effectiveness of the Group’s disclosure controls, for both financial and non-financial information, evaluates the Group’s disclosure controls and reviews and endorses the Group’s key periodic external reports, including the consolidated financial statements. The results of the FRCF process are signed off by business unit Chief Executive Officers and Chief Financial Officers and compliance with the FRCF is reported to the Disclosure and the Audit Committees.

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

The second line Risk function as a whole also includes the Compliance and Actuarial functions. The Actuarial function is accountable for Group wide actuarial methodology, reporting to the relevant governing body on the adequacy of reserves and capital requirements, and on the adequacy of underwriting and reinsurance arrangements. The Compliance function supports and advises the business on the identification, measurement and management of its regulatory, financial crime and conduct risks. It is accountable for maintaining the compliance standards and framework within which the Group operates, and monitoring and reporting on its compliance risk profile.

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

The Governance Committee also works closely with the Risk Committee and is responsible for assisting the Board in its oversight of operational risk across the Group, particularly in respect of the risk of not delivering good customer outcomes.

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

—

To support an assessment of the effectiveness of the Group’s governance, internal control and risk management requirements, the chief executive officer of each business unit is required to certify that:

•	There are sound risk management and internal control systems that are effective and fit for purpose in place across the business
•	Material existing or emerging risks within the business have been identified and assessed and the business operates in a manner which conforms to the minimum requirements outlined in Group risk policies and business standards

The Chief Risk Officer of each business unit must certify that:

•	The Risk function has reviewed and challenged the process supporting the business unit Chief Executive Officer’s certification and is satisfied that it can provide reasonable assurance of the material accuracy and completeness of the business unit Chief Executive Officer’s assessment
•	No material gaps exist in the RMF, as it applies to the business unit

Any material risks not previously identified, control weaknesses or non-compliance with the Group’s risk policies and business standards or local delegations of authority, must be highlighted as part of this process. This is then supplemented by investigations carried out at Group level and ultimately a Group CEO and CRO certification for Aviva plc.

The effectiveness assessment also draws on the regular cycle of assurance activity carried out during the year. The results of the certification process and details of any significant failings or weaknesses are reported to the Audit Committee and the Board annually to enable them to carry out an effectiveness assessment.

The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last carried out a review of the effectiveness of the systems of internal control and risk management in March 2015, covering all material controls, including financial, operational and compliance controls and the RMF and processes. The necessary actions have been or are being taken to remedy any significant failings and weaknesses identified from these reviews.

Communication with shareholders

—

The Company places considerable importance on communication with shareholders and engages with them on a wide range of issues.

The directors have an ongoing dialogue and a programme of meetings with institutional investors, fund managers and analysts which are managed by the Company’s investor relations function. At these meetings a wide range of issues are discussed including strategy, financial performance, management, remuneration and governance, within the constraints of information already made public, to understand any issues of concern to investors. Shareholders’ views are regularly shared with the Board through the Group CEO’s and CFO’s reports and the Company’s corporate brokers also periodically brief the Board on investor views.

During the year, the Chairman and the Senior Independent Director met with the Company’s major institutional investors. This included consultation on the appointment of Sir Adrian Montague as Chairman and in respect of the proposed Friends Life acquisition. In addition, the Senior Independent Director was available to meet with major investors to discuss any areas of concern that could not be resolved through normal channels of investor communication.

The AGM also provides a valuable opportunity for the Board to communicate with private shareholders. All serving directors attended the 2014 AGM. There is a dedicated email address which shareholders can use to ask questions on the business of the AGM at aviva.shareholders@aviva.com. This address is included in the shareholder information section of the Notice of AGM. A presentation on the Group’s performance is given at the AGM and is made available on the Company’s website after the meeting at www.aviva.com/agm. Whenever possible, all directors attend the AGM and shareholders are invited to ask questions related to the business of the meeting at the AGM and have an opportunity to meet with the directors following the conclusion of the meeting.

The Company is also holding a General Meeting on 26 March 2015 to request shareholder approval for the proposed acquisition of Friends Life. Further details are available on the Company’s website at www.aviva.com/friendsoffer and the results of the vote will be published after the meeting.

Nomination Committee report

John McFarlane
Chair of the Nomination
Committee

In this, my final report to you as Chairman of the Nomination Committee, I am pleased to report on how the committee has continued to undertake its role during 2014. The principal purpose of the committee is to monitor the balance of skills, knowledge, experience and diversity on the Board and recommend any changes to the composition of the Board. The committee has focused on ensuring that your Board has strong and responsible leadership together with a wide range of skills, knowledge and experience, which are critical to creating long-term shareholder value and business success.

As previously reported, I will be stepping down as both Chairman of the Board and of the committee following the Group’s AGM in April 2015. I am delighted that Sir Adrian Montague will replace me in both capacities. Further details regarding his appointment follow later in this report.

Committee role and responsibilities

—

The committee assists the Board by regularly reviewing the composition of the Board and conducting a rigorous and transparent process when recommending or renewing the appointment of directors to the Board. The main responsibilities of the committee are to:

•	Evaluate and review the structure, size and composition of the Board including the balance of skills, knowledge, experience and diversity of the Board, taking into account the Company’s risk appetite and strategy
•	Identify and nominate suitable candidates for appointment to the Board, including chairmanship of the Board and its committees, and appointment of the Senior Independent Director, against a specification of the role and capabilities required for the position, including relevant financial experience for Audit Committee members
•	Assess the independence of each of the NEDs
•	Assess directors’ conflicts of interest as they arise
•	Review the external interests and time commitments of the directors to ensure that each has sufficient time to undertake his/her duties to the Company
•	Monitor succession plans for the appointment of executive directors and NEDs to the Board
•	Approve a report on the committee’s activities for inclusion in the Company’s Annual report and accounts

Revised committee Terms of Reference were adopted in February 2015 following an annual refresh. Oversight responsibility for talent management and development programmes, now lies with the Governance Committee. The full Terms of Reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee membership and attendance

—

The committee comprises the Chairman and all the Company’s NEDs. The table below shows the committee members during the year and their attendance at committee meetings:

Membership and attendance
Committee member	Number of meetings attended	Percentage attendance[1]
John McFarlane (Chairman)[2]	3	75%
Glyn Barker	4	100%
Patricia Cross	4	100%
Michael Hawker	4	100%
Gay Huey Evans	4	100%
Michael Mire	4	100%
Sir Adrian Montague[3]	3	75%
Bob Stein	4	100%
Scott Wheway	4	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	John McFarlane did not attend a meeting at which his retirement from the Board and as Chairman, and consequential succession planning, was the only agenda item. Scott Wheway chaired this meeting.
3	Sir Adrian Montague did not attend a meeting at which the only agenda item was the process for identifying and shortlisting candidates for the role of Chairman.

The committee met on four occasions in 2014, of which three were ad hoc meetings called at short notice to consider the Chairman’s succession and possible new Board appointments following the successful completion of the Friends Life acquisition. During the year the committee also recommended for approval by the Board changes to the membership of the Risk, Audit, Governance and Remuneration Committees, and the appointment of a new Chairman to each of the Governance and Remuneration Committees.

The Group Company Secretary acts as the Secretary to the committee. Members of the committee took no part in any discussions concerning their own membership of the Board, but were involved in the recommendation on committee membership changes. The Chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

Committee activities during 2014

—

During 2014 the committee continued its focus on maintaining an appropriate balance of skills, knowledge and experience on the Board. The work of the committee evolved throughout the year in response to the retirement plans of the Chairman and to the proposed acquisition of Friends Life. These issues are discussed in detail below. The Group Company Secretary assisted the committee chairman in planning the committee’s work, and ensured that the committee received information and papers in a timely manner.

The chart below shows how the committee allocated its time during 2014.

Chairman succession

On being advised that John McFarlane would be stepping down as Chairman and retiring from the Board of the Company, the committee agreed to form a sub-committee led by Scott Wheway, Chairman of the Governance Committee, and comprising Gay Huey Evans and Glyn Barker, to manage the process of identifying and recommending a successor to the Board.

Sir Adrian Montague had indicated his interest in the appointment and his candidature was considered alongside a high level review of potential external candidates. The sub-committee also took account of the succession planning that had been put in place for the role of Chairman which also identified Sir Adrian as a suitable candidate. Taking into consideration the job specification, capabilities, experience and time commitments required for the role, and the results of the review of external candidates, the committee concluded that Sir Adrian Montague had the requisite skills and capabilities to undertake the role of Chairman, was the best candidate for the role and recommended his appointment to the Board subject to Sir Adrian reducing his external time commitments during 2015. In particular, an internal appointment provides continuity and stability to the Board. His appointment has received approval from the PRA and FCA. Given the well developed succession plan in place the Committee decided not to use an external search consultancy or open advertising on this occasion.

Board appointments and diversity

The committee led the process to find a new CFO following Pat Regan’s resignation and appointed Spencer Stuart to assist in the search process. A role profile was agreed by the committee and a shortlist of internal and external candidates considered. The final candidates were interviewed by Spencer Stuart, the Chairman, Group CEO, HR Director, Group General Counsel & Company Secretary and members of the committee and the committee then met to review feedback and, after due consideration, recommended to the Board that Tom Stoddard was the best candidate and that he be appointed to the Board as CFO. Spencer Stuart is a signatory to the Voluntary Code for Executive Search Firms and is also used by the Group for other senior executive searches.

In connection with the proposed acquisition of Friends Life, discussions were held with the current Chairman and Group Chief Executive of Friends Life and it was proposed that Andy Briggs, the current Group Chief Executive of Friends Life, join the Board and be appointed as CEO of the Group’s combined UK & Ireland Life business. The committee discussed this proposal and its potential impact and after due consideration recommended to the Board that Andy Briggs be appointed as an Executive Director of the Board. The committee also considered whether any of the Friends Life Non-Executive Directors would be suitable for appointment to the Board given their experience and knowledge of the Friends Life group, which would be invaluable in integrating the Friends Life business into the Group following the completion of the proposed acquisition. After due consideration, the committee recommended to the Board that Sir Malcolm Williamson, current Chairman of Friends Life, be appointed as a Non-Executive Director of the Board and that he become the Company’s Senior Independent Director once Sir Adrian Montague becomes Chairman. These appointments are subject to regulatory approval and the successful completion of the proposed acquisition. Due to the circumstances surrounding these appointments it was not appropriate to use an external search consultancy or open advertising for these appointments. The committee considered Sir Malcolm to be independent as he was considered independent upon his appointment as Chairman of Friends Life and is independent in character and judgement and meets the Code criteria.

The Board approved these appointments and intend that they will become effective following the 2015 AGM subject to regulatory approval and successful completion of the proposed acquisition. The new directors would stand for election by shareholders at the 2016 AGM. The Company Secretary will implement induction plans for the new directors.

All appointments to the Board are made on merit, against the criteria identified by the committee, having regard to the benefits of diversity on the Board, including gender. The committee strongly believes that diversity throughout the Group and at Board and senior management level is a driver of business success. Diversity brings a broader, more rounded perspective to decision-making and risk management, making the Board and senior management more effective.

Whilst the Board is currently below its target of 25% female representation at 18% it remains committed to achieving that goal as soon as possible.

At the date of this Report, 19% (2013: 21%) of Group Executive members and 21% (2013: 21%) of senior executives in the Company were female. It is the Company’s intention to increase this number as it is recognised that a greater number of women in senior management positions will create a stronger talent pipeline and is better for business.

Other activities

During the year the committee reviewed the composition of the Board’s committees and recommended changes to the Board for approval.

The committee also reviewed the independence of each NED; carried out an annual review of each director’s conflicts of interest and the balance of skills, knowledge, experience and diversity on the Board. In doing so, the committee noted that a member of Glyn Barker’s family works for the Company’s External Auditor, but that this person did not have any involvement in work carried out for the Group; and the cross-directorships of Michael Hawker and Patricia Cross on Macquarie Group Limited and Macquarie Bank Limited. Consideration of Glyn’s former employment by PwC is considered in the Audit Committee report. Scott Wheway has served on the Board for seven years and the committee was satisfied that he remains independent. His presence on the Board provides continuity given the number of changes to the Board during the previous two years and he makes a considerable contribution to the Board, through his knowledge of the Company and wide skill set. Over the last year the Chairman’s external commitments have increased with appointments to FirstGroup, Westfield Corporation and Barclays plc. The Chairman has commenced an orderly handover of his duties to Sir Adrian Montague and the committee was therefore satisfied that Mr McFarlane continued to devote sufficient time to fulfil his role at Aviva.

Following consideration of these issues the committee concluded that it considered each NED to be independent in character and judgement and that there are no circumstances that are likely to affect their judgement and recommended that each NED standing for re-election at the 2015 AGM be re-elected.

Taking into account the time commitments and any potential conflicts involved, the committee reviewed and recommended that the Board agree the appointments of Glyn Barker as a Non-Executive Director of Auctus Industries plc, Gay Huey Evans as Deputy Chairman of the Financial Reporting Council and Bob Stein as a director of Resolution Life Holdings Inc in the US, in advance of such appointments being taken up.

Committee performance and effectiveness

—

The Board undertook an annual review of the committee’s performance and effectiveness as part of the Board effectiveness review and the results of the review will be incorporated into the committee’s processes and activities for 2015. In particular it was agreed that the committee would review its processes for recommending appointments to the Board and hold additional meetings on succession planning for Executive Directors.

Audit Committee report

Glyn Barker
Chair of the Audit
Committee

I am pleased to present the Audit Committee’s report for the year ended 31 December 2014.

The principal purpose of the committee is to assist the Board in discharging its responsibilities for monitoring the integrity of the Group’s financial statements. In addition, we review the adequacy and effectiveness of the Group’s systems of internal control and monitor the effectiveness, performance and objectivity of the internal and external auditors.

During the year the committee welcomed Scott Wheway as a member and the committee is now comprised of five independent NEDs. I have been Chairman of the committee since May 2013.

Committee responsibilities

—

The committee acts independently of management, to ensure that the interests of shareholders are properly protected in relation to the financial reporting and the effectiveness of the Group’s systems of internal control.

The main responsibilities of the committee are to:

•	Review the significant issues and judgements of management, and the methodology and assumptions used in relation to the Group’s financial statements and formal announcements on the Group’s financial performance, including the reserving position relating to the Group’s life assurance and general insurance operations
•	Review the Group’s going concern assumptions
•	Assess the effectiveness of the Group’s systems of internal control, including financial reporting, financial controls and the Internal Audit function
•	Consider and review the performance of the Chief Audit Officer (CAO), and agree his remuneration
•	Consider and make recommendations to the Board on the appointment, reappointment, dismissal or resignation, effectiveness and remuneration of the external auditor
•	Assess the independence and objectivity of the External Auditor
•	Approve and monitor the application of the External Auditor Business Standard
•	Approve and monitor the application of the Internal Audit Charter and Business Standard

Revised committee Terms of Reference were adopted in February 2015 following an annual refresh. The full Terms of Reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference, and are also available from the Group Company Secretary.

Committee membership and attendance

—

The table below shows the committee members during the year and their attendance at committee meetings.

Membership and attendance
Committee member	Number of meetings attended	Percentage attendance[1]
Glyn Barker (Chairman)	11	100%
Patricia Cross[2]	10	91%
Michael Hawker	11	100%
Sir Adrian Montague[3]	10	91%
Scott Wheway[4]	7	78%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Patricia Cross was unable to attend one meeting called at short notice due to a prior commitment.
3	Sir Adrian was unable to attend one ad hoc meeting due to technological difficulties but did receive the papers for the meeting.
4	Scott Wheway joined the committee on 20 February 2014 and had prior commitments which prevented him being able to attend meetings in late March and April 2014.

The committee met on 11 occasions in 2014 of which one meeting was called at short notice. The Chairman of the Company, Group CEO, CFO, CAO, the Chief Accounting Officer and a representative of the external auditor regularly attended committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. During the year the committee regularly held private sessions to discuss issues to be raised with management in the main meeting, and met separately with senior management, the CAO and the external auditor without management present. The Group Company Secretary acted as the Secretary to the committee.

The committee Chairman reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

There is cross-membership between each of the Board committees to ensure that audit issues were appropriately communicated and taken into account in the decisions of each committee.

In performing its duties, the committee had access to the services of the CAO, the Group Company Secretary, senior financial management and external professional advisers.

During the year committee members attended meetings of business unit Audit Committees in Poland, France and Spain.

In November 2014, the committee Chairman together with the Chairmen of the Risk and Governance Committees co-hosted a two-day conference for the Chairmen of the Board, Risk, Governance and Audit Committees of the Group’s principal subsidiaries, their Chief Risk Officers, Chief Audit Officers and Chief Financial Officers. In addition the Non-Executive Directors of the Company were invited, together with representatives of the External Auditor. The agenda included discussions on Aviva’s strategy; Aviva’s control environment and the role of Internal Audit; Aviva’s ‘Digital First’ strategy; and the Integrated Assurance Implementation (IAI) programme.

Committee expertise and independence

—

The Board is satisfied that Glyn Barker, Michael Hawker and Patricia Cross each meet the US requirements to be an audit committee financial expert.

Glyn Barker is a chartered accountant and has held a number of senior positions at PricewaterhouseCoopers LLP (PwC) where, most recently, he was UK-Vice Chairman. The committee is satisfied that Glyn Barker meets the US Securities and Exchange Commission’s and Auditing Practices Board’s Ethical Standards on auditor independence. In addition the Board is satisfied that he has recent and relevant financial experience in accordance with the Code and satisfies the requirements for competence in accounting and/or auditing under the FCA Disclosure and Transparency Rules (DTRs).

Michael Hawker, a senior fellow of the Financial Services Institute of Australasia, is a former Chief Executive Officer and Managing Director of Insurance Australia Group, and therefore has the necessary financial expertise to meet the US requirements.

Patricia Cross has financial experience gained through a number of senior executive roles at National Australia Bank, Chase Manhattan Bank and Banque Nationale de Paris and non-executive roles at a number of financial services companies. She has also held honorary roles on the Australian Financial Centre Forum and Financial Sector Advisory Council and meets the US financial expertise requirements.

Sir Adrian Montague has significant financial services industry experience through his former roles as Chairman of Friends Provident plc and Deputy Chairman of UK Green Investment Bank plc.

Scott Wheway was appointed to the committee during 2014, is currently a Non-Executive Director of Santander UK plc and has held a number of senior roles at Best Buy Europe, Boots Company plc, the British Retail Consortium and Tesco plc.

Committee activities during 2014

The work of the committee followed an agreed annual work plan and fell under four main areas: financial statements and accounting policies, internal controls, oversight of the internal audit function and oversight of external audit. The committee’s work in each of these areas is described below. The chart below shows how the committee allocated its time during 2014.

Financial statements and accounting policies

The committee reviewed the Group’s financial announcements, the Annual report and accounts and associated documentation, the half year results and the interim management statements, and the going concern assumptions in relation to the Annual report and accounts and half year results. The committee placed particular emphasis on their fair presentation, the reasonableness of the judgement factors applied and the appropriateness of significant accounting policies used in their preparation.

The committee considered a number of significant issues in relation to the financial statements which are described in more detail below.

Key Financial Assumptions

The committee reviewed the key assumptions used in calculating long-term business contract liabilities, including the annuitant mortality assumptions and credit default allowance on the corporate bond portfolio adopted by the UK Life business. For annuitant mortality and corporate bond credit default, an external benchmarking exercise indicated that Aviva’s assumptions were within a reasonable range relative to its peers. The committee was satisfied with management’s review of these assumptions.

During the year the committee challenged the assumption for credit default in respect of UK commercial mortgages and was satisfied with management’s review at Full Year 2014 that the allowance was appropriate.

An ad hoc meeting was held in December 2014 at the request of the committee to give further insight into the judgements for the demographic assumptions and economic methodology adopted by the Aviva UK & Ireland Life business for the Full Year 2014.

The committee also reviewed the prudence requirements around the margins on IFRS assumptions for the life and pensions business.

The Group’s general insurance reserves were reviewed including understanding the key developments, risks and uncertainties and providing appropriate challenge. The committee was satisfied with management’s analysis and that the methodology and assumptions applied in calculating the year end liabilities are appropriate.

The committee considered a change in the model used to value equity release mortgage loans held by the UK Life Annuity business. The new methodology incorporates more explicit assumptions for property growth and the risk around future cash flows. The committee was satisfied with the change including the valuation at Full Year 2014.

Other matters

The Group adopted amendments to IAS 32 Financial Instruments: Presentation regarding the offsetting of financial assets and financial liabilities during the year. The committee was satisfied that the restated presentation of the financial position for the Full Year 2013 was appropriate.

The committee considered management’s best estimate for the completion adjustments relating to the sale of Aviva USA.

The committee considered the carrying value of the goodwill in the Group’s Spanish business and was satisfied with the impairment testing. The committee also considered the held for sale classification of a number of businesses.

With regard to the Group’s accounts prepared on a Market Consistent Embedded Value basis, the committee considered and challenged the key assumptions presented by management.

In the 2013 Annual report and accounts we reported that we had identified controls failings in Aviva Investors that happened between August 2005 to June 2013. In February 2015, Aviva Investors reached a settlement with the FCA in relation to this and agreed to pay a fine of £17.6 million. Aviva Investors has committed significant resources to enhancing its control environment. Aviva Investors has fixed the issues, improved the systems and controls and made substantial changes to the management team.

Other significant issues

The committee considered the impact of a number of changes in legal and regulatory requirements on the Group, including: the UK Government’s 2014 budget announcements on annuities and the requirement for the directors to state that the Group’s financial statements are fair, balanced and understandable for the Group’s 2013 financial statements onwards.

The committee reviewed the impact of the launch of the initial phase of a project to use Aviva International Insurance Limited as the primary reinsurance vehicle for the Group.

Internal control

The committee received quarterly updates on the effectiveness of the FRCF framework and discussed rectification of any deficiencies in controls. The committee continued to challenge management to improve the quality of the overall control environment across the Group and re-emphasised management’s role in identifying and addressing control issues. In this context, management identified the following nine major control improvement topics requiring focus in 2014, each topic being sponsored by a member of the Group Executive: IT security; underwriting risk accumulation for the General Insurance business; data governance/protection; Aviva Investors (including Group oversight); UK Commercial Finance; fraud management; second line effectiveness; Turkey Life and governance arrangements for business units that have been identified for disposal. Management reported to the committee throughout the year on their progress in addressing the major control improvement topics and Internal Audit provided their view of management’s assessment. Whilst progress has been made in addressing the nine topics, further work remains to be completed. Two new topics have also been added to monitor in 2015; disaster recovery in the UK data centres and outsourcing. The committee will continue to monitor progress in addressing all these topics in 2015. The committee considered the potential impact on the control environment by the proposed acquisition of Friends Life and will monitor this during integration should the transaction complete.

The roll out of the Integrated Assurance Implementation (IAI) programme has continued during the year. The IAI provides a basis for a common understanding of the respective responsibilities of first, second and third lines of defence for controls and a common approach to identifying, documenting and testing the key controls in the Group. Progress has been made to embed the IAF into the Group. The IAF is a mechanism to bring together all the information on the operation of the control environment from management, Internal Audit and the Risk function; to provide a holistic view of the status and quality of controls and identify common themes and expedite action to remediate deficiencies.

The committee reported to the Board regarding the effectiveness of the Group’s overall risk management and internal control systems including the risk management system in relation to the financial reporting process. The committee worked closely with the Risk Committee in its overall review of the Company’s systems of risk management and internal controls.

The systems of internal control extend to the Group’s business units, each of which has an Audit Committee that provides an oversight role for its business. Membership of these business unit Audit Committees is largely comprised of Non-Executive Directors of subsidiary companies. The CAO attended business unit Audit Committee meetings throughout the year and reported back on their effectiveness to the committee.

The committee’s Terms of Reference require it to establish and monitor procedures for dealing with complaints from employees in relation to accounting issues. The committee reviews the procedures annually and received regular updates from the CAO however, no significant complaints were received during the year. A description of the Company’s systems of internal control and the Group’s risk management framework is included on pages 47 to 48.

Regular reports were provided to the committee of any malpractice reported through the Group’s malpractice reporting service. None of the reports lodged in 2014 made allegations of financial malpractice.

Internal audit

The Internal Audit function reports to the Board (primarily via the committee), and to management on the effectiveness of the Group’s systems of internal control and the adequacy of these systems to manage business risks and to safeguard the Group’s assets and resources.

Internal Audit Charter and Business Standard

The Charter sets out the purpose, functions, scope and responsibilities of the Internal Audit function and how it maintains independence from the first and second line management of the Group. The four main functions of Internal Audit are to:

•	Assess and report on the effectiveness of the design and operation of the framework of controls which enable risk to be assessed and managed
•	Assess and report on the effectiveness of management actions to address deficiencies in the framework of controls
•	Investigate and report on cases of suspected financial crime and employee fraud and malpractice
•	Undertake designated advisory projects for management provided that they do not threaten the function’s actual or perceived independence from management

The Internal Audit Business Standard sets out the requirements for management across the Group to support Internal Audit in achieving its objectives. It requires businesses to design and operate processes and controls to satisfy the mandatory requirements in the standard based on the size and complexity of the business and the nature of the risks and challenges it faces. Any breaches of the Standard must be reported to the CAO and others as appropriate. The committee reviewed and approved the updated Internal Audit Charter and Business Standard in late 2014.

Annual plan and focus of reviews in 2014

The Internal Audit Plan for 2014 was reviewed and approved by the committee on a half-yearly basis in January and July 2014. Planned reviews reflected the priorities in the Group’s 2014-2016 Operational Plan and were prioritised following a risk-based assessment of the business and a review against the Group’s risk policies. The reviews carried out covered an extensive sample of controls over all risk types, business units and regulated entities and covered ‘business as usual’ activities and an assessment of change programmes. The plan covered the implementation of corporate and commercial decisions; maintenance of adequate financial strength and resilience; the effectiveness of governance, decision making and risk management; legal and regulatory obligations; the availability, security and recoverability of IT systems; management of relationships with key partners and the effectiveness of oversight of risk management in the Group’s joint ventures and investments. The committee received quarterly reports from the CAO on audit reviews carried out, management’s response to the findings and progress in addressing identified issues. In November the committee considered and approved the Internal Audit Functional Plan for the period 2015 to 2017.

Effectiveness of the internal audit function

The function made significant progress in implementing the recommendations to improve effectiveness which were made as part of the independent review of the function commissioned in the previous year. As a result the audit planning process was enhanced to increase management involvement and a significantly more structured approach to assessing and communicating audit coverage was introduced. Audit reporting was enhanced to assess and recognise management awareness of risk and control issues and reinforce first and second line responsibility. The approach to stakeholder management was strengthened through the development of a stakeholder management tool, together with a range of resources to help manage stakeholders and promote the function across the Group. The reward approach was reviewed to ensure that it was in line with industry and regulatory developments and the function successfully achieved a high level of movement of staff both into and from other parts of the Group. Work was also completed to improve efficiency through developing and implementing a range of initiatives, in particular through increasing the effectiveness of the function’s data analytics capabilities. In addition, an annual programme of internal quality assurance was completed and actions arising were implemented to continue to improve the effectiveness of the function.

Chief Audit Officer

The CAO had direct access to the Board Chairman, the committee Chairman and the committee members. The committee worked with the Group CEO to determine the CAO’s objectives and evaluate his levels of achievement, and to approve the CAO’s remuneration. His annual performance related bonus was unconnected to the Group’s financial performance. The CAO reported to the Group CEO during the year.

Although he is a member of the Group Executive, the committee is satisfied that the CAO’s independence has been maintained as adequate safeguards are in place to maintain his independence, authority and standing. The committee remained satisfied that the Internal Audit function had sufficient resources during the year to undertake its duties.

External Auditor

PwC was appointed as the Group’s External Auditor (Auditor) in 2012 following a formal tender process. The external audit contract will be put out to tender at least once every ten years.

The committee performed its annual review of the independence, effectiveness and objectivity of the Auditor. The process was conducted by means of a questionnaire, completed Group-wide by members of senior management and members of the Group’s finance community and the committee. The questionnaire sought opinions on the importance of certain criteria and the performance of the Auditor against those criteria. Based on this review, the committee concluded that the audit service of PwC was fit for purpose although some efficiencies were identified in relation to the audit process which were fully addressed during the year.

The Company has an External Auditor Business Standard in place which is aimed at safeguarding and supporting the independence and objectivity of the Auditor. The Standard is in full compliance with all UK, US and International Federation of Accountants (IFAC) rules and takes into account the Auditing Practices Board Ethical Standards for Auditors.

The Standard regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the principal Auditor. It distinguishes between (i) those services where an independent view is required and services that should be performed by the Auditor (such as statutory and non-statutory audit and assurance work); (ii) prohibited services where the independence of the Auditor could be threatened and the Auditor must not be used; and (iii) other non-audit services where the Auditor may be used. Non-audit services where the external auditor may be used include: non-recurring internal controls (such as the work commissioned in relation to Aviva Investors referred to below) and risk management reviews (excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services. During the year the committee received quarterly reports of compliance against the Standard.

The Group paid £14.7 million to PwC for audit and audit-related assurance services in 2014, relating to the statutory audit of the Group and Company’s financial statements, the audit of Group subsidiaries, additional fees relating to the prior year audit of Group subsidiaries and audit-related assurance services (2013: £16.6 million).

The fees for other services, which are in compliance with applicable UK, US and International Federation of Accountants independence rules, included MCEV supplementary reporting, advice on accounting risk and regulatory matters, reporting on internal controls, reporting on the Group’s Individual Capital Assessment and Economic Capital and work in relation to preparing the business for SII implementation, were £11.5 million (2013: £7.6 million), giving a total fee to PwC of £26.2 million (2013: £24.2 million). The SII assurance fees included in this were £6.4 million (2013: £1.5 million). SII implementation is a major project requiring substantial model validation assurance that the Company believes is most appropriately performed by the principal Auditor. In view of the significance and scale of this work, the committee specifically assessed the suitability of PwC to provide this service.

In addition the Group paid PwC £0.2 million (2013: £0.2 million) in relation to the audit of Group occupational pension schemes.

The Group paid £1.5 million to PwC in relation to other non-audit services. This included £0.5 million relating to a controls review at Aviva Investors and £1.0 million for a number of other, individually smaller services. In line with the External Auditor Business Standard, the committee satisfied itself that for these engagements, robust controls (including appropriate levels of review) were in place to ensure that PwC’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from PwC due to their specific expertise. Further details are provided in note 10.

Committee performance and effectiveness

—

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties. The committee agreed that its priorities for 2015 should include: monitoring implementation of compliance with the requirements of SII; continuing to monitor improvements in the control environment; and increasing the level of reporting from business unit Audit Committees.

Risk Committee report Michael Hawker Chair of the Risk Committee

As Chairman of the committee, I am pleased to present the Risk Committee’s report for the year ended 31 December 2014.

The principal purpose of the committee is to assist the Board in its oversight of risk within the Group, with particular focus on the Group’s risk appetite, risk profile and the effectiveness of the Group’s RMF. We review the risks inherent in both our investment portfolios and in the insurance products we offer our clients. In addition to the risks inherent in investing and in providing assurance, we review the strength of our capital base and our liquidity position, the level of our operational risk, and the significant ongoing changes to the regulatory framework. The capital implications of SII and the Group’s GSII status pose risks to the Group and the committee has monitored development of these issues closely during the year and will continue to do so throughout 2015. The committee ensures that due diligence appraisals are carried out on strategic or material transactions, and also works with the Remuneration Committee to ensure that risk management is properly considered in setting the Group’s Remuneration Policy.

During the year the committee welcomed Gay Huey Evans as a member and the committee is now comprised of five independent NEDs. I have been Chairman of the Committee since September 2011.

Committee responsibilities

—

The committee oversees all aspects of risk management in the Group, save for conduct and financial crime risk, and brand and reputation risk (oversight responsibility for which lies with the Governance Committee). Consequently the committee’s particular focus is on market, credit, liquidity, insurance and operational risk, and in considering their impact on both the financial and non-financial goals of the Group.

The key responsibilities of the committee are to:

•	Review the Group's future risk strategy and its risk appetite, particularly in relation to capital and liquidity and to make recommendations on risk appetite to the Board
•	Review the implementation of management actions and strategic decisions required to meet the capital implications of the new SII and GSII regulations
•	Review the Group's investment risk strategy, credit limit framework and approve individual counterparty exposures in excess of limits
•	Review the design, completeness and effectiveness of the RMF relative to the Group's activities and to assess the adequacy and quality of the risk management function and effectiveness of risk reporting within the Group
•	Review the methodology and assumptions used in the Group's model for determining its economic and regulatory capital requirements and satisfy itself that the assumptions and calibrations used reflect the Group's forward-looking risk profile
•	Review and approve risk policies and any relevant Group business standards, and to monitor compliance with these and management's actions to remedy any breaches
•	Satisfy itself that risks to the Group's business plan and any capital implications are adequately identified and assessed by management through appropriate stress-testing, and that mitigating actions are implemented
•	Satisfy itself that risk-based information is used effectively by management
•	Ensure that a due diligence appraisal of strategic or significant transactions due to be proposed to the Board is undertaken before the Board takes a decision on whether to proceed
•	Review the effectiveness of operational controls
•	Work with the Remuneration Committee to ensure that risk is considered in setting the overall remuneration policy for the Group
•	Review relationships with prudential regulatory authorities in relevant jurisdictions and developments in the prudential regulatory environment, and review significant actual or potential breaches of prudential regulation and actions being taken to address these
•	Review and recommend to the Board for approval any material regulatory filings
•	Review the security and resilience of the IT infrastructure of the Group

Revised committee Terms of Reference were adopted in February 2015 following an annual refresh. The full Terms of Reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference, and are also available from the Group Company Secretary.

Committee membership and attendance

—

The table below shows the committee members during the year and their attendance at committee meetings.

Membership and attendance
Committee member	Number of meetings attended	Percentage attendance[1]
Michael Hawker (Chairman)	6	100%
Glyn Barker	6	100%
Gay Huey Evans[2]	5	100%
Michael Mire	6	100%
Bob Stein	6	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Gay Huey Evans joined the committee on 19 February 2014.

The committee met on 6 occasions in 2014. The Chairman of the Company, Group CEO, CRO, CFO and the CAO regularly attended committee meetings. Other members of senior management were also invited to attend as appropriate to present reports. The committee holds regular private sessions with the CRO and the CAO to enable them to raise any matters of concern to them without any other members of management present. The Group Company Secretary acted as the secretary to the committee.

The Chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the CRO’s report, the meeting agenda and the minutes of each meeting of the committee. Throughout the year both the committee Chairman and Glyn Barker were also members of the Audit Committee (the latter as chairman of the Audit Committee), ensuring that risk considerations were appropriately communicated and taken into account in the decisions of that committee.

There is cross-membership between each of the Board committees to ensure that risk issues were appropriately communicated and taken into account in the decisions of each committee.

In performing its duties, the committee had access to the services of the CRO, CAO, the Group Company Secretary and external professional advisers.

The Chairman followed a programme of attending meetings in Canada, France, Spain, Poland and Turkey.

In November 2014, the Chairman of the committee together with the Chairmen of the Governance and Audit Committees co-hosted a two-day conference for the chairmen of the Board, Risk, Governance and Audit Committees of the Group’s principal subsidiaries, their Chief Risk Officers, Chief Audit officers and Chief Financial Officers.

The committee Chairman, with the CRO, holds a series of semi-annual conference calls with the major subsidiary board risk committee chairmen and their Chief Risk Officers, to ensure that there are no significant risks occurring in the business that have not been raised through normal reporting routes.

Committee activities during 2014

—

The work of the committee followed an agreed annual work plan, which evolved throughout the year in response to the changing macro-economic and regulatory environment and changes in the Company’s strategy. The committee appraised all strategic or significant transactions due to be proposed to the Board, prior to the Board’s consideration of such transactions, to ensure that sufficient due diligence had been carried out and any risks identified and mitigated so far as possible or sufficient explanation given as to why a risk should be accepted. These are discussed in more detail below.

Given the materiality of the transaction, the due diligence carried out, and risks in relation to, the proposed acquisition of Friends Life was discussed as a full Board and more detail can be found in the Directors’ and corporate governance report on page 46. The Group Company Secretary and the CRO assisted the committee Chairman in planning the committee’s work, and ensured that the committee received information and papers in a timely manner.

The chart below shows how the committee allocated its time during 2014.

During the year the committee focused on the following areas:

Risk appetite monitoring

The committee received regular detailed reports on key risk exposures, emerging and potential risks, and the drivers of risk throughout the Group. It assessed and challenged the appropriateness of the Group’s overall risk appetite. The committee monitored the Group’s exposure against this appetite, particularly in relation to the liquidity appetite, the Individual Capital Adequacy (ICA) and Group Regulatory Capital (IGD) surplus, and how the Group’s business plan affects the Group’s capital position over time. In December 2014 the committee reviewed the Group’s Business Plan for 2015-2017 and the Capital and Liquidity Plan for the same period and challenged management on a number of areas, particularly in relation to growth targets, and to ensure that further proposed expense reductions were achieved without compromising the control environment and in conjunction with re-engineering business processes to deliver efficiencies. The plans were recommended to the Board for approval with a number of items for consideration and it was noted that the plans had been prepared on the basis of the current Group and would be re-worked following the successful completion of the proposed acquisition of Friends Life.

Capital and liquidity management

Throughout the year the committee closely monitored and stress tested the Group’s economic capital and liquidity positions against risk appetite and targets for the Group and for material subsidiaries. The Group’s liquidity position and ICA and IGD surplus has increased due to a programme of strategic, economic and operational actions, approved by the committee and the Board, designed to strengthen and provide greater resilience to the Group’s capital and liquidity position.

Actions taken by the committee included a detailed review of vulnerability of the Group’s liquidity position to certain stress event scenarios and an assessment of management’s mitigation proposals. The committee considered the transformation of Aviva International Insurance Limited into a Group internal captive reinsurer and challenged managements’ assumptions of the benefits that it would bring. The committee continues to monitor the progress of the second phase of this project and the interaction with relevant regulators in the UK and overseas. The committee reviewed management’s proposal to redeem £200 million and €50 million lower tier two hybrid debt instruments and the Group’s plans to reduce leverage.

The committee received regular liquidity forecasts and closely monitored the Group’s ability to satisfy the 2013 final, 2014 interim and 2014 final dividends.

The committee reviewed management’s plan to address potential future capital requirements and the impacts associated with being classified as a GSII and the transition to SII, as well as the contingent actions that could or should be taken.

Solvency II

The Group continues to work towards compliance with the requirements of the SII Directive based on currently available guidance from the European Insurance and Occupational Pensions Authority. As it is strategically important for Aviva to have a view of its businesses on an economic capital basis to inform business decisions, the Group intends to move to an enhanced economic capital model ahead of SII implementation. The committee has received regular updates on the progress of the Group’s internal model application and is required to approve any material changes to the internal model. The committee has also approved an Internal Model Validation Business Standard and received regular reports on the external work carried out on the internal model to ensure that it is robust and fit for purpose. This work has been supported by both the Auditor and Internal Audit. The Board has received tailored training on SII with the committee members receiving more detailed training on specific areas. In late 2014 the committee considered and approved the methodology and assumptions for the 2015 ICA submission.

Risk management and governance

The committee has an ongoing programme of receiving reports from local risk committee Chairmen or Chief Executive Officers on the risk environment and issues arising in the Group’s businesses and in respect of particular product lines. During the year, the committee received reports on the UK and Ireland General Insurance and Aviva Investors businesses, as well as a detailed review of the business in Canada.

IT risks are increasingly high profile and, following the appointment of a new Chief Information Officer during the year, the committee received detailed updates on IT, data and cyber security issues and the committee endorsed management’s proposed actions to reduce risk in these areas.

The committee reviewed and recommended to the Board a proposal that significantly reduced the Group’s exposure to longevity through the transfer of payment funding basis liabilities in the Aviva Staff Pension Scheme to external reinsurers. This transaction also resulted in less volatility in the Aviva Staff Pension Scheme, enabling the trustees to de-risk the Scheme and provide greater certainty in respect of future pension contributions. The committee received regular reports from the CRO and monitored the effectiveness of the Company’s RMF which is described in more detail in the Directors’ and corporate governance report and in note 55.

During the year the committee, in conjunction with the Governance Committee, reviewed their respective roles and responsibilities and agreed changes to each committee’s Terms of Reference including moving oversight of conduct risk from the Risk Committee to the Governance Committee.

The committee reviewed how businesses across the Group had performed against risk objectives set for 2014.

Regulatory oversight

The committee monitored the regulatory environment and relationship with the PRA and the FCA as well as the relationship with regulators across the Group and discussed the specific management actions identified to address or mitigate issues which arose during the year. As discussed above, the Company has been designated as a GSII which will have a number of implications for the Group if it is still classified as a GSII in 2017. As a GSII, the Group has been required to draft a number of additional risk management plans covering liquidity risk management, recovery, and systemic risk management and the PRA is drafting the requirements for a resolution plan. The purpose of these plans is to ensure that the Group has credible plans to recover from financial stress, but, if those plans were to fail, that regulators have the tools to resolve the Group’s issues in a way that reduces recourse to taxpayer funds and limits the impact on the financial system. The plans would only come into effect in a severe stress scenario. The committee continues to monitor management’s plans to meet potential capital requirements and will regularly review the plans, particularly in light of becoming an enlarged Group if the proposed acquisition of Friends Life is completed successfully.

Asset portfolio review

Throughout the year the committee carried out a review of the Group’s asset and investment portfolio to gain a more detailed understanding of the Group’s asset portfolio and the adequacy of the investment decision process, in the context of the RMF, asset allocation framework and relevant risk policies. The committee further scrutinised the processes and controls in place for investment in new asset classes and exposure to new country risks. The committee also received regular updates on Aviva Investors’ view of the global economic outlook in the short and medium term and the actions that could be taken to protect the Group’s and clients’ asset portfolios in different scenarios such as Eurozone deflation; the impact of the world’s ageing population; and political instability in Russia and Ukraine and the potential impact on other Eastern European countries.

Risk and remuneration

The committee approved the CRO’s objectives for 2014 and reviewed his performance against his 2013 objectives. The committee also assessed senior management’s performance against the agreed common risk objective and considered the appropriateness of the risk metrics when setting senior management remuneration policy.

Internal controls

Working with the Audit Committee, the committee monitored the adequacy of the RMF. During the year an updated RMF policy with associated revised Business Standards was reviewed and recommended for approval by the Board.

Throughout the year, the Group’s Internal Audit function continued to provide the committee with independent and objective reports on the appropriateness, effectiveness and sustainability of the Company’s system of internal controls. Key control issues reported by Internal Audit to management and to the committee members were monitored on a quarterly basis until the related risk exposures had been properly mitigated. These reports include summaries of any whistle-blowing allegations and the progress of investigations into such claims.

More detail on the management of risk is contained in note 55.

Committee performance and effectiveness

—

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties.

In addition to undertaking its agreed annual programme of activities, the committee agreed that its priorities for 2015 should be to continue monitoring the Group’s preparedness for SII; monitor the risks associated with completion of the proposed acquisition of Friends Life and its integration into the Group; capital and liquidity strength; IT security and resilience, and reviewing risks associated with different product lines.

Governance Committee report

Scott Wheway
Chair of the Governance
Committee

As Chairman of the committee, I am pleased to present the Governance Committee’s report for the year ended 31 December 2014.

The Board strongly believes that good governance and strong, responsible, balanced leadership by the Board are critical to creating long-term shareholder value and business success. Our role as a committee is to assist the Board in shaping the culture and ethical values of the Group through overseeing and advising on conduct, reputation, community, people and financial crime matters.

Following the separation of the Financial Services Authority into the PRA and the FCA, the committee reviewed its responsibilities and terms of reference. All aspects of conduct risk which impact on customer outcomes (including marketing and competition issues) or are covered by the FCA’s remit, now form part of this committee’s Terms of Reference. Accordingly the committee’s activities in 2014 were heavily focused on conduct-related matters.

This report provides details of the role of the Governance Committee and the work it has undertaken during the year.

Committee responsibilities

—

The key responsibilities of the committee are to:

•	Take a leadership role in shaping the corporate governance principles, culture and ethical values of the Group in line with the Group’s strategic priorities
•	Set the Group’s conduct and financial crime risk appetites and oversee the Group’s profile against them
•	Oversee the brand and reputation of the Group, ensuring that reputational risk is consistent with the risk appetite approved by the Board and the creation of long term shareholder value
•	Oversee the Group’s conduct in relation to its corporate and societal obligations, including setting the guidance, direction and policies for the Group’s customer and corporate responsibility (CR) agenda and related activities and advising the Board and management on these matters
•	Review employee talent management and development programmes ensuring they take into account diversity, including gender
•	Monitor talent management and development programmes.

The full Terms of Reference of the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group Company Secretary.

Committee membership and attendance

—

The committee comprises independent NEDs only. On 19 February 2014, Gay Huey Evans stepped down as a member and Chairman of the committee and Scott Wheway was appointed as Chairman. The table below shows the committee members during the year and their attendance at committee meetings.

Membership and attendance
Committee member	Number of meetings attended	Percentage attendance[1]
Scott Wheway (Chairman)[2]	6	100%
Gay Huey Evans[3]	1	100%
Michael Mire	6	100%
Sir Adrian Montague	6	100%
1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Scott Wheway was appointed as Chairman of the committee on 19 February 2014.
3	Gay Huey Evans stepped down as a member and Chairman of the committee on 19 February 2014.

The committee met on six occasions in 2014. The Group Company Secretary or her nominee acted as the Secretary to the committee.

The Chairman of the Board, Group Chief Executive Officer and members of senior management attended meetings by invitation, where appropriate, or to present reports. The Chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee. There is cross-membership between each of the Board committees to ensure that governance issues were appropriately communicated and taken into account in the decisions of each committee.

Committee activities during 2014

—

Whilst they are not mutually exclusive, the following categories have been developed for the committee meeting agendas to ensure that sufficient coverage is given to each element of the committee’s remit: conduct; governance; regulatory and financial crime; reputation; customer; people and CR.

The following chart shows how the committee allocated its time during 2014, with key activities set out below:

Conduct

The committee reviewed conduct issues which had the potential to have a material impact on the Group and the management responses and actions in response to these.

Following the extension of its remit, the committee now has oversight of those aspects of conduct risk which impact customer outcomes, including marketing and competition issues. A comprehensive review of the Group’s compliance with regulatory conduct issues was undertaken and a new conduct risk policy and conduct risk appetite were approved and a Group-wide framework for the consistent management and reporting of conduct risk was implemented.

The committee requested that certain material subsidiaries establish separate conduct committees to ensure sufficient board time is given to this area and received updates from those committees on the implementation of the new conduct risk framework.

Governance

The committee continued to focus on strengthening the Group’s subsidiary board framework to ensure implementation of best practice corporate governance throughout the Group, being mindful of local laws, regulations and customs. This included presentations from Business Units on their governance structures and approving template Terms of Reference for subsidiary boards.

The committee also maintained oversight of appointments of NEDs and succession planning for material company subsidiary boards and received copies of the board effectiveness reviews undertaken by its subsidiaries and the actions implemented as a result of these reviews. In addition, committee members attended several subsidiary board meetings in Spain, Poland and Turkey.

The committee received a regular summary of the Group’s legal issues and litigation which had the potential to impact the reputation of the Group. Updates on corporate governance developments were also provided and, where appropriate, actions were considered and implemented.

Regulatory and financial crime

The committee received regular updates on regulatory developments which had the potential to materially impact the Group and reviewed and advised on management’s responses and actions in response to regulatory issues. The committee also ensured that the FCA was updated on the new conduct risk framework and maintained an overview of the Group’s relationships with regulatory authorities in the UK and in other jurisdictions where the Group has a significant presence. The committee considered the Group’s annual report on financial crime (which included a report from the Money Laundering Reporting Officer) and maintained oversight of actions being taken to mitigate the Group’s exposure to financial crime, including implementation of the new Group-wide framework for reporting financial crime and conduct risks.

Reputation

The committee received regular reports concerning reputational, brand and franchise risks affecting the Group and considered issues arising from developments in the media and in areas of public policy which could potentially impact the Group.

Customer

The committee continues to have oversight over the Group’s treatment of its customers and the impact of its products on its customer base. The committee initiated a detailed review of conduct issues arising from particular product lines, including annuities, protection, equity release and investment business, and considered actions which could be taken to mitigate these risks and improve the Group’s products for its customers.

The committee received a regular report on the Group’s key customer metrics relating to customer retention, complaints, conduct and values.

People

Throughout the year the committee reviewed progress with regard to embedding Aviva’s values, the engagement of our people and the cultural development of Aviva, including employee diversity. In early 2015, the committee's remit was extended to include employee talent management and development programmes including reviewing proposals from management to create a sustainable future workforce to meet current and projected business needs.

The committee also continues to oversee the implementation of the People Thesis and the work in relation to the culture and values programme and received a summary of the 2014 Voice of Aviva employee survey results.

Corporate Responsibility

The committee continued to oversee the Group’s conduct in relation to its corporate and societal obligations. The committee reviewed and approved the Group’s community, social, human rights, environmental and employee-related information.

The committee received progress reports on all the Group’s corporate responsibility key performance indicators and received an in-depth review of the business ethics code completion rates across all markets.

The committee also received a report on the Group’s cluster munition and anti-personnel mines policy and approved actions to be taken in relation to the application of this policy. The committee received and considered updates on health and safety issues within the Group and on the issue of stranded assets.

Assurance

In respect of the 2014 reporting year, independent assurance on the Group’s CR and related activities and reporting was provided to the committee by PwC. Members of the committee were interviewed as part of the external assurance process and management’s resultant action plan was reviewed by the committee to assist in strengthening and setting the future direction of the CR programme.

Corporate responsibility report

The committee approved the Group’s CR non-financial metrics and the Company’s full CR report that can be found at www.aviva.com/corporate-responsibility/reports.

Committee performance and effectiveness

—

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties.

The committee agreed a number of actions including: to refine its remit to remove any potential overlap with the Risk Committee’s responsibilities; to provide clearer guidance to subsidiaries on the standards of governance expected; and to further build relationships with subsidiary Chairmen.

Other statutory information

The directors submit their Annual report and accounts for Aviva plc, together with the consolidated financial statements of the Aviva group of companies, for the year ended 31 December 2014.

Results

The Group’s results for the year are shown in the consolidated income statement.

Dividends

The directors are recommending a final dividend of 12.25 pence per ordinary share (2013: 9.4 pence), which, together with the interim dividend of 5.85 pence per ordinary share paid on 17 November 2014 (2013: 5.6 pence), produces a total dividend for the year of 18.1 pence per ordinary share (2013: 15.00 pence). The total cost of ordinary dividends paid in 2014 was £449 million (2013: £429 million). Subject to shareholder approval at the 2015 AGM, the final dividend for 2014 will become due and payable on 15 May 2015 to all holders of ordinary shares on the Register of Members at the close of business on 9 April 2015 (approximately five business days later for holders of the Company’s American Depositary Receipts). Details of any dividend waivers are disclosed in note 30.

Share capital and control

—

The issued ordinary share capital of the Company was increased by 3,547,718 ordinary shares during the year which were allotted under the Group’s employee share and incentive plans. At 31 December 2014 the issued ordinary share capital totalled 2,950,487,340 shares of 25 pence each and the issued preference share capital totalled 200,000,000 shares of £1 each. Accordingly, the issued and paid-up ordinary share capital constituted 79% of the Company’s total issued share capital and the issued preference share capital constituted 21% of the Company’s total issued share capital at 31 December 2014. All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a Premium and Standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2014 and shares issued during the year are given in notes 28 to 31.

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

A General Meeting will be held on 26 March 2015 to approve the proposed acquisition of Friends Life. At this meeting shareholders will be asked to authorise the directors to allot ordinary shares of 25 pence each up to an aggregate nominal amount of £276,250,000 in relation to the acquisition. Details are contained in the Notice of General Meeting.

At the 2015 AGM, shareholders will be asked to renew the directors’ authority to allot new securities. Details are contained in the 2015 Notice of Annual General Meeting (Notice of AGM).

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

Authority to purchase own shares

—

At the Company’s 2014 AGM, shareholders renewed the Company’s authorities to make market purchases of up to 294 million ordinary shares, up to 100 million 8¾% preference shares and up to 100 million 8 3/8% preference shares. These authorities were not used during the year or up to the date of this report. At the 2015 AGM, shareholders will be asked to renew these authorities for another year and the resolution will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this report.

Major shareholdings

—

The table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the DTRS as at 31 December 2014 and 3 March 2015.

Shareholding interest
	At 31 December 2014		At 3 March 2015
Shareholder	Notified holdings	Nature of holding	Notified holdings	Nature of holding
BlackRock, Inc[1]	Above 5%	Indirect	Above 5%	Indirect

1	Holding includes holdings of subsidiaries.

Directors

—

The directors as at the date of this report are shown together with their biographical details above. During the year and up to the date of this report, the following Board appointments, resignations and retirements occurred:

•	Tom Stoddard – appointed Group CFO on 28 April 2014
•	Patrick Regan – resigned as Group CFO with effect from 28 March 2014.

The Chairman and Gay Huey Evans have also tendered their resignation which will take effect from the conclusion of the AGM on 29 April 2015.

Under the Company’s Articles of Association, the Board can appoint additional directors or appoint a director to fill a casual vacancy. The new director must retire at the first AGM following their appointment and can only continue as a director if they are elected by shareholders at the AGM. The Board has announced its intention to appoint Andy Briggs as an Executive Director and Sir Malcolm Williamson as Senior Independent Non-Executive Director following the successful completion of the proposed acquisition of Friends Life and subject to regulatory approval. Their appointment is expected to commence after the 2015 AGM and they will therefore first stand for election by shareholders at the 2016 AGM.

Directors’ interests and indemnity arrangements

—

At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than an indemnity provision between each director and the Company and employment contracts between each executive director and a Group company. The Company has purchased and maintained throughout the year directors’ and officers’ liability insurance in respect of itself and its directors. The Company has also executed deeds of indemnity for the benefit of each director of the Company, and each person who was a director of the Company during the year, in respect of liabilities that may attach to them in their capacity as directors of the Company or of associated companies. The Articles of Association allow such indemnities to be granted.

These indemnities were granted at different times according to the law in place at the time and where relevant are qualifying third-party indemnity provisions as defined by section 234 of the Companies Act 2006. These indemnities were in force throughout the year and are currently in force. Details of directors’ remuneration, service contracts, employment contracts and interests in the shares of the Company are set out in the Directors’ remuneration report. There is no arrangement or understanding with any shareholder, customer, supplier, or any other external party, to appoint a director or a member of the Group Executive (save in connection with the proposed acquisition of Friends Life).

Financial instruments

—

Group companies use financial instruments to manage certain types of risks, including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the Risk and Capital management section, the Shareholder information section and an indication of the exposure of Group companies to such risks is contained in note 55.

Political donations

—

At the 2014 AGM, shareholders passed a resolution, on a precautionary basis, to authorise the Company and its subsidiaries to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate. As the authority granted will expire at the 2015 AGM, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM. The definitions of political donations and political expenditure used in the Companies Act 2006 are broad in nature and this authority is sought to ensure that any activities undertaken throughout the Group, which could otherwise be construed to fall within these provisions, can be undertaken without inadvertently infringing the rules. It is not the policy of the Company to make donations to EU political organisations or to incur any other political expenditure.

Aviva did not make any political donations during 2014.

Disclosure of information to the auditor

—

In accordance with section 418 of the Companies Act 2006, the directors in office at the date of approval of this report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s External Auditor, PwC, is unaware and each director has taken all reasonable steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that PwC is aware of that information.

Annual General Meeting

—

The 2015 AGM of the Company will be held on Wednesday, 29 April 2015 at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11 am. The Notice of AGM convening the meeting describes the business to be conducted thereat. Further details can be found in the Shareholder services section.

Related party transactions

—

Details of related party transactions are disclosed in note 58 which is incorporated into this report by reference.

Articles of Association

—

Unless expressly stated to the contrary in the Article of Association, the Company’s Articles of Association may only be amended by special resolution of the shareholders. The Company’s current Articles of Association were adopted on 3 May 2012. Shareholders will be asked to adopt new Articles of Association at the 2015 AGM and further details can be found in the Notice of AGM.

Going concern

—

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Performance review section. The performance review includes the Risk and capital management section. In addition, the financial statements sections include notes on the Group’s borrowings (note 47); its contingent liabilities and other risk factors (note 50); its capital structure and position (note 52); management of its risks including market, credit and liquidity risk (note 55); and derivative financial instruments (note 56).

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

Post Balance Sheet events

—

Details of significant events that occurred subsequent to 31 December 2014 are disclosed in notes 4 and 60.

Fair, balanced and understandable

—

To support the directors’ statement below that the Annual report and accounts, taken as a whole, is fair, balanced and understandable, the Board considered the process followed to draft the Annual report and accounts:

•	each section of the Annual report and accounts is prepared by a member of management with appropriate knowledge, seniority and experience. Each preparer receives guidance on the requirement for content included in the Annual report and accounts to be fair, balanced and understandable
•	the overall co-ordination of the production of the Annual report and accounts is overseen by the Chief Accounting Officer to ensure consistency across the document
•	an extensive verification process is undertaken to ensure factual accuracy
•	comprehensive reviews of drafts of the Annual report and accounts are undertaken by members of the Group Executive and, other members of senior management, external legal advisers and the external auditor
•	an advanced draft is considered and reviewed by the Disclosure Committee and legal advisers
•	the final draft is reviewed by the Audit Committee prior to consideration by the Board
•	our Board members also receive drafts of the Annual report and accounts in sufficient time to facilitate their review and input. This includes the opportunity to discuss the draft Annual report and accounts with both management and the external auditor and where appropriate challenging disclosures as appropriate
61

Directors’ responsibilities

—

The directors are responsible for preparing the Annual report, the Directors’ remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group and parent company financial statements in accordance with IFRSs as adopted by the European Union. In preparing these financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently
•	make judgements and accounting estimates that are reasonable and prudent
•	state whether applicable IFRSs as adopted by the European Union and IFRSs issued by IASB have been followed, subject to any material departures disclosed and explained in the financial statements
•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

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

The directors are responsible for the maintenance and integrity of the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors consider that the Annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s and the company’s performance, business model and strategy.

Each of the directors, whose names and functions are listed in the Directors’ and corporate governance report confirm that, to the best of their knowledge:

•	the group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and
•	the Performance Review and the Directors’ and corporate governance report in this Annual report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By order of the Board on 4 March 2015.

Mark Wilson	Tom Stoddard
Group Chief	Chief Financial Officer
Executive Officer

New York Stock Exchange listing requirements

—

The Company’s ordinary shares are admitted to the NYSE and are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the differences between the Company’s corporate governance practices and NYSE corporate governance rules applicable to US companies listed on NYSE. The Company complied with the Code in respect of its 2014 financial year and other relevant best practice principles and guidelines. The main differences between UK and US requirements are summarised below together with Aviva’s approach to compliance:

NYSE Listing Rules	UK Corporate Governance Code	Aviva approach
Independence criteria for directors
Independent directors must form the majority of the board of directors. A director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company. NYSE rules prescribe a list of specific factors and tests that US -listed companies must use for determining independence.	At least half the Board, excluding the Chairman, should comprise independent Non-Executive Directors, as determined by the Board. The Code sets out its own criteria that may be relevant to the independence determination, but the Board is permitted to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.	The majority of the Board comprises independent Non-Executive Directors who are deemed independent under the Code and meet the independence criteria in the NYSE rules.
Non-executive director meetings
Non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors.	The Chairman should hold meetings with the Non-Executive Directors without the Executive Directors present.	The independent Non-Executive Directors meet without Executive Directors present at least once annually.
Committees
US companies are required to have a Nominating/Corporate Governance Committee comprised of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles and oversee the evaluation of the Board and management.	The Company is required to have a Nomination Committee but not a Corporate Governance Committee. A majority of the members of the Nomination Committee should be independent NEDs. The Board is required to undertake a formal and rigorous annual appraisal of its own performance.	The Company has a Nomination Committee and a Governance Committee, each of which are comprised of Independent NEDs. The Governance Committee assists the Board in shaping the culture and values of the Group, however the Board as a whole is ultimately responsible for the corporate governance of the Group and oversees this through reports to the Board and its committees. The Board conducts an annual appraisal of its own performance, as well as the performance of each of its committees and of individual directors.
US companies are required to have a Compensation Committee made up entirely of independent directors.	The Company is required to have a Remuneration Committee and under the Companies Act 2006 is required to obtain shareholder approval of the remuneration policy for Executive Directors. The Committee should be comprised of independent NEDs.	The Company has a Remuneration Committee comprised of independent NEDs which covers all NYSE and Code requirements and recommends the remuneration policy for Executive Directors to the Board and shareholders for approval.
US companies are required to have an audit committee comprised of independent directors and that one member must meet the requirements to be an Audit Committee financial expert. The Audit Committee should also cover risk matters.	The Company must have an Audit Committee and at least one member must have recent and relevant financial experience. The Committee should be comprised of independent NEDs.	The Company has an Audit Committee comprised of independent NEDs and at least one member meets both the NYSE and Code requirements on financial experience. The Audit Committee does not review risk management as this is covered by the Risk and Governance Committees.
Code of business conduct and ethics
Companies are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Not required under the Code.	The Company has adopted a Business Ethics Code to which all employees are bound and a Code of Ethics for senior management, which complies with the Sarbanes-Oxley Act of 2002.
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

By order of the Board

John McFarlane

Chairman

4 March 2015

Directors’ remuneration report

Dear shareholder

On behalf of the Board, the Remuneration Committee is pleased to present the Directors’ Remuneration Report (DRR) for the year ended 31 December 2014.

Remuneration policy and Strategic Reward Review (SRR) undertaken in 2014

Last year, in presenting our remuneration policy, we committed to undertake a strategic review during 2014 of our remuneration framework, policies and practices.

This review has given us the opportunity to consider the continuously changing regulatory environment, and to have extensive dialogue with shareholders and governance advisory bodies.

The remuneration policy now being presented in the DRR, if approved, is to apply from the conclusion of the 2015 Annual General Meeting (AGM), and it incorporates a number of changes that we believe improves its effectiveness as a core pillar of good governance, an enabler for Aviva’s challenging strategic agenda and as a driver of reward outcomes that are fair for both shareholders and executives.

Reward objectives

The creation of long-term wealth for our shareholders is the guiding principle that underpins the work and decisions of the committee, and the policy we are proposing here for the next three years.

A clear Group strategy has been defined to achieve long-term sustainable growth, based on the three anchors of:

•	True Customer Composite
•	Digital First; and
•	Not Everywhere

Delivery against this strategy should result in deeper and even more valued relationships with our customers as well as benefits in terms of the experience of shareholders.

For the Company - it is important to have a reward framework that supports and enables this – and which protects against the risk of not having people with the talent needed to maintain momentum and deliver on the plans.

For the participants – it is important that reward outcomes are fair in view of the results achieved and of the effective and constructive commitment of the individual.

There is also a strong and evolving regulatory element that mandates aspects of governance concerning how remuneration policies should operate. It is assumed in our remuneration policy that, as a company, we will comply with the spirit and requirements of regulation on pay, and maintain a strong governance focus - but it is also a critical part of our reward approach that we identify, recognise and reward behaviours and performance that are consistent with the Aviva values of:

•	Care more
•	Kill complexity
•	Never rest
•	Create legacy

Proposed changes

The dialogue we have had with many key stakeholders over the past year concerning the SRR has been consistently constructive. The response overall to the combination of changes we have proposed has been very supportive.

The key changes we are proposing to the remuneration policy are:

•	Clawback – Implementation of “clawback” provisions to apply to vested annual bonus or Aviva Long Term Incentive Plan 2011 (LTIP) awards made after the approval of this policy (this is additional to the current “malus” provisions that already apply to unvested awards)

•	Shareholding requirement – Increase requirement from 200% to 300% of basic salary for the Group Chief Executive Officer (Group CEO)

•	Annual bonus – Three changes to the existing approach are proposed. They relate to:
-	Bonus opportunity;
-	The addition of a quality of earnings assessment in determining outcomes; and
-	The disclosure of performance targets

Bonus opportunity – An increase is proposed in the “at target” opportunity - from 75% to 100% of basic salary for all Executive Directors (EDs), as well as an increase in the maximum opportunity from 150% to 200% of basic salary for the Group CEO only. This is intended to recognise outstanding execution against annual business objectives and also exemplary leadership and demonstration of the Aviva values in circumstances where these occur to the benefit of shareholders.

It is not the intention to “pay more for the same performance” – it is about proper calibration of the reward opportunity to the increasingly stretching year-on-year challenges required to deliver on our strategy.

Quality of earnings assessment – The committee this year implemented a “checkpoint” step focusing on quality of earnings in the assessment it undertakes of performance against the financial targets. This is intended to provide further assurance that the performance assessment reflects sustainable value for shareholders. It could, for example, involve the identification and exclusion of extraordinary gains in earnings attributable to matters beyond the direct control of management.

Disclosure of performance targets – The disclosure of annual bonus targets was discussed in depth in various shareholder consultation sessions.

The committee considers that meaningful disclosure of targets is a key feature of good reward governance, and that it is in the interests of shareholders that these should be disclosed retrospectively, and at the earliest time when considerations of commercial sensitivity make it prudent to do so.

For Aviva, the financial Key Performance Indicators (KPIs) used in the reward plans will usually be the same measures that are critical to managing the business – and there is a genuine possibility that disclosing the targets used individually and in combination to drive performance for the most recently completed period could be detrimental to Aviva and its shareholders.

Certain non-financial targets (e.g. customer and some employee targets) may have continuing commercial sensitivity which makes disclosure against the interests of the Company.

The committee believes, therefore that the appropriate and balanced approach for Aviva is to disclose the financial targets with a one year delay in relation to the reward outcomes that are being reported, i.e. this year, reward outcomes are being reported for the 2014 annual bonus, and financial targets are being disclosed for 2013.

•	Long Term Incentive Plan – Extend the plan with the addition of a two year compulsory holding period after vesting. Along with the existing three year performance period, the LTIP will now have five years’ duration.

The LTIP vesting process was made more rigorous during 2014, so that once the financial return performance is determined (at end of year three), that vesting calculation is now subject to a further structured assessment to ensure that vesting levels are not inflated by windfall items or outcomes of accounting treatment that are clearly not a result of management performance.

Shareholder approval

The Remuneration Committee is seeking approval from shareholders for the remuneration policy that will result from these changes set out in the DRR at pages 74 to 84. If approved, the new policy will be effective for three years from the conclusion of the 2015 AGM.

In combination, the changes are intended to:

•	Extend the period over which reward is delivered;
•	Provide appropriate incentive and retention during a critical time strategically for Aviva;
•	Reflect the commitment required of the EDs as Aviva’s leaders; and
•	Demonstrate the level of alignment with shareholders and of concern for shareholder outcomes that the committee considers appropriate.

We consider that the new policy achieves a good balance between rewarding success and demonstrating good governance, and we seek the support of shareholders for it.

Remuneration outcomes for 2014

The outcomes for 2014 detailed on pages 76 to 80 of this document have been determined under the existing remuneration policy – and the current annual bonus opportunities and incentive plan conditions.

•	Basic salary – No change in basic salary is proposed for either of the EDs. This may be reviewed later in 2015 following the outcome of the proposed Friends Life Group Limited (“Friends Life”) transaction.

•	2014 Annual bonus – The 2014 annual bonus awards for the EDs reflect strong financial performance by Aviva for 2014, with 142.42% achievement overall against the annual bonus financial targets.

This was achieved in a year of great challenges in the general insurance business and the UK life business that are discussed in detail earlier in the Annual report, and at a time that a major strategic and transformational agenda is being undertaken.

For both the Group CEO and Group Chief Financial Officer (CFO) this achievement against financial targets translated to a bonus award of 106.8% of basic salary (i.e. against the current “at target” bonus level of 75% of basic salary).

The annual bonus is not awarded against financial targets alone, and the other performance factors defined under the plan structure were then also considered, i.e. customer, employee, risk and personal performance.

Whereas last year the bonus awards were impacted by disappointing results on the customer and employee measures, 2014 saw stronger performance on both. In 2013, the employee target scores were missed, so 0% was achieved on that measure and a lower bonus was awarded as a result. By contrast, in 2014 the employee engagement target was substantially exceeded and this has been a key factor in a higher bonus being awarded.

For the Group CEO, whose achievements in 2014 were a continuation of the turnaround in performance and strategic direction he has led since commencing with Aviva in 2013, the committee awarded a bonus of 130% of basic salary.

For the Group CFO, who joined in April 2014 and who since arriving has played a critical role in embedding the investment thesis and ensuring alignment of Aviva’s strategic and capital efficiency objectives, a bonus of 115% of basic salary was awarded.

In making its decision on the annual bonuses, the committee also considered:

-	The increase in shareholder wealth that occurred during 2014;
-	The quality of earnings that were achieved;
-	Significant progress made on the strategic agenda, reflected in progress on the Digital First strategy, and in the pursuit of the Friends Life transaction;
-	Outstanding leadership and demonstration of the Aviva values – in terms of taking the business forward, and as reflected in the significant turnaround in the employee engagement scores in 2014.

These decisions are detailed on page 77 of this report.

•	LTIP

Neither of the current EDs were participants in the 2012 LTIP.

Both, however, will participate in the 2015 LTIP, and it is proposed to make awards of 350% of basic salary to the Group CEO; and 250% of basic salary to the CFO.

The award to the Group CEO for this year is at the maximum for LTIP awards under the existing policy (and also under the proposed policy).

While this represents an increase from his 2014 grant, the decision to offer an increased opportunity was taken to recognise the level of achievement being displayed against the Group’s agenda and to help with retention during this critical time, strategically and in relation to the objectives of the proposed Friends Life transaction. It is the view of the committee that providing a substantial but “at risk” reward opportunity through the LTIP in this situation means there is a clear link to longer-term shareholder outcomes (i.e. via the relative total shareholder return performance measure and the five year time horizon for the award).

The award for the CFO of 250% of basic salary also represents an increase against the prior year grant (225%) but is less than the maximum that can be awarded (350%).

Use of judgment and discretion by the committee in 2014

While judgment was applied by the committee in determining achievement against the non-financial objectives under the annual bonus, the committee did not exercise the discretions available to it to increase or reduce reward outcomes outside of the normal operation of the relevant incentive plan rules.

The committee did, however, carefully assess the outcomes under both the 2014 annual bonus and the 2012 LTIP before finalising its decisions on each. The committee considers that these earnings assessments, which it has now implemented, are an important safeguard against reward outcomes that might otherwise be unreasonable and inconsistent with shareholder experience.

Patricia Cross

Chairman, Remuneration Committee

Directors’ remuneration policy

This section sets out Aviva’s remuneration policy for directors, in accordance with the requirements of the Companies Act 2006 (as amended) and the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The policy approach set out in this section incorporates changes proposed as part of our SRR.

It is intended that this policy will formally apply from the date of Aviva’s 2015 AGM, for a duration of three years, subject to shareholders approving this policy at that meeting.

Alignment of Group strategy with executive remuneration

The committee considers alignment between Group strategy and the remuneration of its EDs is critical. Our remuneration policy provides market competitive remuneration, and incentivises EDs to achieve both the annual business plan and the longer term strategic objectives of the Group. Significant levels of deferral and an aggregate shareholding requirement align EDs’ interests with those of shareholders and aid retention of key personnel. As well as rewarding the achievement of objectives, variable remuneration can be zero if performance thresholds are not met.

Table 1 below provides an overview of our proposed remuneration policy for EDs. For an overview of the remuneration policy for Non-Executive Directors (NEDs) see table 4.

Table 1: Remuneration policy for Executive Directors – overview
Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Basic salary	To provide core market related pay to attract and retain the required level of talent.

Annual review, with changes normally taking effect from 1 April each year. The review is informed by:

• Relevant pay data including market practice among relevant FTSE listed companies of comparable size to Aviva in terms of market capitalisation, large European and global insurers; and UK financial services companies

• Levels of increase for the broader UK employee population

• Individual and business performance

Current basic salaries are disclosed on page 80.

There is no maximum increase within the policy. However, basic salary increases take account of the average basic salary increase awarded to UK employees. Different levels of increase may be agreed in certain circumstances at the committee’s discretion, such as:

• An increase in job scope and responsibility

• Development of the individual in the role

• A significant increase in the size, value or complexity of the Group

Any movement in basic salary takes account of performance of the individual and the Group.
Annual bonus

To incentivise EDs to achieve the annual business plan.

To reward EDs who achieve the Company’s strategic objectives and demonstrate the Aviva values and behaviours.

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

Cash and deferred awards are subject to malus and clawback. Details of when these may be applied are set out in the notes below.

The committee retains discretion to amend annual bonus pay-outs for a range of factors, including financial, market and other considerations. The committee will exercise its discretion to reduce otherwise unreasonable reward outcomes. If extraordinary circumstances were to arise where the committee felt an adjustment upwards is warranted, it would consult with major stakeholders before making any adjustment. Any exceptional adjustment would not exceed the stated maximum.

Maximum bonus opportunity for the Group CEO is 200% of basic salary with 100% of basic salary payable for performance in line with target.

Maximum bonus opportunity for other EDs is 150% of basic salary with 100% of basic salary payable for performance in line with target.

Threshold performance would result in a bonus payment of no more than 25% of basic salary.

Performance below threshold would result in no bonus being paid.

Performance is assessed against a range of relevant financial, employee, customer and risk targets designed to incentivise the achievement of our strategy, as well as individual strategic objectives as set by the committee. Although financial performance is the major factor in considering overall expenditure on bonuses, performance against non-financial measures including behaviours in line with our values will also be taken into consideration.

Table 1: Remuneration policy for Executive Directors – overview
Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Long-term incentive plan	To motivate EDs to achieve the Company’s longer-term objectives, to align EDs’ interests with those of shareholders and to aid the retention of key personnel.

Shares are awarded which vest dependent on the achievement of performance conditions over a three year period. Additional shares are awarded at vesting in lieu of dividends on any shares which vest.

Shares are typically subject to a two year holding period after vesting, creating a total of five years between the award being granted, and the first opportunity to sell.

Awards are subject to malus and clawback. Details of when these may be applied are set out in the notes below.

The committee has discretion to amend vesting levels to prevent unreasonable outcomes, which it may use taking into account a range of factors, including the management of risk and good governance and, in all cases, the experience of shareholders.

The plan rules allow for awards to be made up to a maximum of 350% of basic salary.

Threshold performance would result in a vesting level of 20% of maximum.

Performance below threshold on both targets would result in the award lapsing in its entirety.

Currently, performance targets over three years are:

• 50% vest based on targets for absolute Return on Equity (ROE) performance

• 50% vest based on relative Total Shareholder Return (TSR) against a comparator group

Actual targets for ROE and the appropriate TSR comparator group are agreed by the committee annually and disclosed in the annual remuneration report section.

Pension	To give a market competitive level of provision for post-retirement income.	EDs are eligible to participate in a defined contribution plan up to the annual limit. Any amounts above the annual or lifetime limits are paid in cash.	If suitable employee contributions are made, employer contributes 28% of basic salary (into pension or as cash as applicable).	N/A
Benefits

To provide EDs with a suitable but reasonable package of benefits as part of a competitive remuneration package. This involves both core executive benefits, and the opportunity to participate in flexible benefits programmes offered by the Company (via salary sacrifice).

This enables us to attract and retain the right level of talent necessary to deliver the Company’s strategy.

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

Set at a level which the committee considers appropriate against comparable roles in companies of a similar size and complexity to provide a reasonable level of benefit.

Costs would normally be limited to providing a cash car allowance, private medical insurance, life insurance, and reasonable travel benefits, including the tax cost where applicable. In addition, there may be one-off or exceptional items on a case by case basis, which would be disclosed in the DRR.

N/A
Relocation & mobility	To assist with mobility across the Group to ensure the appropriate talent is available to execute strategy locally.	Employees who are relocated or reassigned from one location to another receive relevant benefits to assist them and their dependants in moving home and settling in to the new location.

Dependent on location and family size, benefits are market related and time bound. They are not compensation for performing the role but to defray costs of a relocation or residence outside the home country.

The committee would pay no more than it judged reasonably necessary, in the light of all applicable circumstances.

N/A
Shareholding requirement	To align EDs’ interests with those of shareholders.

A requirement to build a shareholding in the Company equivalent to 300% of basic salary for the Group CEO and 150% of basic salary for other EDs.

This shareholding is normally to be built up over a period not exceeding 5 years (subject to the committee’s discretion where personal circumstances dictate).

			N/A	N/A

Notes to the table:

Performance measures

For the annual bonus, performance measures are chosen to align to the Group’s KPIs and include financial, risk, employee and customer measures. Achievement against individual strategic objectives is also taken into account.

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

Changes

The notable changes from the previous policy are as shown in table 2 below:

Table 2: Proposed changes to remuneration policy for 2015 – overview
Element	Previous policy	Proposed policy from 2015
Annual Bonus	Target opportunity of 75% of basic salary and maximum opportunity of 150% of basic salary at maximum for all EDs.	Target annual bonus opportunity of 100% of basic salary for all EDs. Maximum annual bonus opportunity of 200% of basic salary for the Group CEO and 150% of basic salary for other EDs.
Holding Period	No formal holding period for EDs other than existing shareholding requirement.	Additional two year holding period for LTIPs post vesting. This increases the total period between when award is granted and the first opportunity to sell to five years.
Malus and Clawback	Malus provisions apply to deferred Aviva Annual Bonus Plan 2011(ABP) and LTIP awards.

Introduction of clawback, in addition to malus provisions, to cash and deferred elements of ABP awards and LTIP awards. The clawback will apply to the annual bonus from 2015 (paid March 2016) and the LTIP awards granted in 2015 and any future awards. The circumstances where these may apply include (but are not limited to) where the committee considers that the employee concerned has been involved in or partially or wholly responsible for:

• A materially adverse misstatement of the Company’s financial statements, or a misleading representation of performance; or

• A significant failure of risk management and/or controls; or

• A scenario or event which causes material reputational damage to the
Company; or

• Misconduct which, in the opinion of the committee, ought to result in the complete or partial lapse of an award

Clawback applied for two years from the date of vesting (or from the date of payment in the case of annual bonus awards).

Shareholding Requirement	A requirement to build a shareholding in the Company equivalent to 200% of basic salary for the Group CEO and 150% of basic salary for other EDs.	Increase in shareholding requirement from 200% to 300% of basic salary for the Group CEO. No change to shareholding requirement for other EDs. Shareholding to be built up over a five year period.

Discretions

The discretions the committee has in relation to the operation of the ABP and LTIP are set out in the plan rules. These include (but are not limited to) the ability to set additional conditions (and the discretion to change or waive those conditions) in exceptional circumstances. In relation to the LTIP, in accordance with its terms, the committee has discretion in relation to vesting and in exceptional circumstances to waive or change a performance condition if anything happens which causes the committee reasonably to consider it appropriate to do so. Any use of the discretions will be disclosed, where relevant, in the Annual report and, where appropriate be subject to consultation with Aviva’s shareholders.

Change in control

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

Differentiation in reward outcomes based on performance and behaviour that is consistent with the Aviva values is a feature of how Aviva operates its annual bonus plan for its senior leaders and managers globally. A disciplined approach is taken to moderation across the Company in order to recognise and reward the key contributors. The allocation of LTIP awards also involves strong differentiation, with expected contribution and ability to collaborate effectively in implementation of the strategy driving award levels.

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

Approach to recruitment remuneration

On hiring a new ED, the committee would align the proposed remuneration package with our remuneration policy.

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

The committee may make awards on hiring an external candidate to ‘buyout’ remuneration arrangements forfeited on leaving a previous employer. In doing so the committee would take account of relevant factors including any performance conditions attached to these awards, the form in which it was paid (e.g. cash or shares) and the timeframe of awards. The committee considers that a buyout award is a significant investment in human capital by Aviva, and any buyout decision will involve careful consideration of the contribution that is expected from the individual. Buyout awards would be awarded on a “like for like“ basis compared to remuneration being forfeited, and would be capped to reflect the value being forfeited.

The maximum level of variable pay which could be awarded to a new ED, excluding any buyouts, would be in line with the policy set out above and would therefore be no more than 550% of basic salary for the Group CEO (200% of basic salary annual bonus opportunity and 350% of basic salary as the face value of a LTIP grant) and 500% of basic salary for other EDs (150% of basic salary annual bonus opportunity and 350% of basic salary as the face value of a LTIP grant).

All other elements of remuneration will also be in line with the policy set out above.

Should the Company have any prior commitments outside of this policy in respect of an employee promoted internally to an ED position, the committee may continue to honour these for a period of time. Where an ED is appointed from within the organisation, the normal policy of the Company is that any legacy arrangements would be honoured in line with the original terms and conditions. Similarly, if an ED is appointed following Aviva’s acquisition of, or merger with, another company, legacy terms and conditions may be honoured.

On hiring a new NED, the committee would align the remuneration package with the remuneration policy for NEDs, outlined in table 4, including fees and travel benefits.

Illustration of the policy

The charts below illustrate how much EDs could earn under different performance scenarios in one financial year:

•	Minimum – basic salary, pension or cash in lieu of pension and benefits, no bonus and no vesting of the LTIP
•	Target – basic salary, pension or cash in lieu of pension, benefits, and:
-	A bonus of 100% and an LTIP of 350% of basic salary (with notional LTIP vesting at 50% of maximum) for the Group CEO;
-	A bonus of 100% and an LTIP of 250% of basic salary (with notional LTIP vesting at 50% of maximum) for the CFO.
•	Maximum – basic salary, pension or cash in lieu of pension, benefits, and:
-	A bonus of 200% and an LTIP of 350% of basic salary (with notional LTIP vesting at maximum) for the Group CEO;
-	A bonus of 150% and an LTIP of 250% of basic salary (with notional LTIP vesting at maximum) for the CFO.

Notes to the charts

1	Fixed pay consists of basic salary, pension as described in table 1, and estimated value of benefits provided under the remuneration policy, excluding any one offs. This therefore excludes the relocation assistance for Mr Stoddard, in connection with his relocation to the UK. Actual figures may vary in future years.
2	The value of the LTIP and deferred element of the annual bonus assumes a constant share price and does not include additional shares awarded in lieu of dividends, that may have been accrued during the vesting period.
3	LTIP as awarded in 2015.

Employment contracts and letters of appointment

ED employment contracts and NED letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s 2015 AGM from 10.45 am on 29 April 2015 until the close of the meeting.

The key employment terms and conditions of the current EDs, and those who served during the year, as stipulated in their employment contracts, are set out in table 3 below.

Table 3: Executive Directors’ conditions of employment
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

In the case of Mr Wilson, if his employment were to be terminated by the Company, other than for cause, by the end of 2015 then he would be entitled to be reimbursed against evidenced expenditure for reasonable and appropriate costs incurred in relocating outside the UK up to a maximum of £100,000, inclusive of any tax liability.

Remuneration and benefits	The operation of the annual bonus and LTIP is at the Company’s discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Car allowance	A cash car allowance is received, as varied from time to time.
Holiday entitlement	30 working days plus public holidays.
Private medical insurance	Private medical insurance is provided for the ED and his family. The ED can choose to opt out of this benefit or take a lower level of cover. However, no payments are made in lieu of reduced or no cover.
Other benefits	Other benefits include private medical insurance and participation in the Company’s staff pension scheme.
Sickness	100% of basic salary for 52 weeks, and 75% thereafter for a further 52 weeks.
Non-compete	During employment and for six months after leaving (less any period of garden leave) without the prior written consent of the Company.
Contract dates	Director: Mark Wilson Tom Stoddard Patrick Regan[1]	Date current contract commenced: 1 January 2013 28 April 2014 22 February 2010

Notes

1 Mr Regan tendered his resignation as CFO on 22 January 2014 and left the Company on 28 March 2014.

Policy on payment for loss of office

There are no pre-determined ED special provisions for compensation for loss of office. The committee has the ability to exercise its discretion on the final amount actually paid. Any compensation would be based on basic salary, pension entitlement and other contractual benefits during the notice period, or a payment made in lieu of notice, depending on whether the notice is worked.

Where notice of termination of a contract is given, payments to the ED would continue for the period worked during the notice period. Alternatively, the contract may be terminated and phased monthly payments made in lieu of notice for, or for the balance of, the 12 months’ notice period. During this period, EDs would be expected to mitigate their loss by seeking alternative employment. Payments in lieu of notice would be reduced by the salary received from any alternative employment, potentially to zero. The Company would typically make a reasonable contribution towards an ED’s legal fees in connection with advice on the terms of their departure.

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

The treatment of leavers under our ABP and LTIP is determined by the rules of the relevant plans. Good leaver status under these plans would be granted in the event of, for example, the death of an ED, or their departure on ill health grounds. Good leaver status for other leaving reasons is at the discretion of the committee, taking into account the circumstances of the individual’s departure, but would typically include planned retirement. In circumstances where good leaver status has been granted, awards may still be subject to malus and clawback in the event that inappropriate conduct of the ED is subsequently discovered post departure. If good leaver status is not granted, all outstanding awards will lapse.

In the case of LTIPs, where the committee determines EDs to be good leavers, vesting is normally based on the extent to which performance conditions have been met at the end of the relevant performance period, and the proportion of the award that vests is pro-rated for the time from the date of grant to final date of service (unless the committee decides otherwise). Any decision not to apply this would only be made in exceptional circumstances, and would be fully disclosed. It is not the practice to allow such treatment.

Consideration of wider employee pay and shareholder views

When determining the remuneration policy and arrangements for our EDs, the committee considers:

•	Pay and employment conditions elsewhere in the Group to ensure that pay structures are suitably aligned and that levels of remuneration remain appropriate. The committee reviews levels of basic salary increases for other employees and executives based in the UK. It reviews changes in overall bonus pool funding and long term incentive grants. The committee does not directly consult with employees on pay issues but it does consider feedback from sources including the employee opinion survey. The committee also takes into account information provided by the HR function and external advisers
•	Its ongoing dialogue with shareholders. It seeks shareholder views and takes them into account when any significant changes are being proposed to remuneration arrangements and when formulating and implementing remuneration policy. For example, during 2014 and continuing in 2015, the committee has had detailed engagement with our largest shareholders to discuss the remuneration policy proposals as set out in this report Topics covered included:
-	Appropriate benchmarking group
-	Measures of short-term and long-term performance
-	Decisions on annual bonus and LTIP opportunities, performance measures, and deferral or holding periods
-	Malus and clawback
-	Shareholding requirements and holding periods

Non-Executive Directors

Table 4 below, sets out details of our remuneration policy for NEDs.

Table 4: Remuneration policy for Non-Executive Directors – overview
Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance measures
Chairman and NEDs’ fees	To attract individuals with the required range of skills and experience to serve as a Chairman and as a NED.

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

NEDs are reimbursed for reasonable expenses, and any tax arising on those expenses is settled directly by Aviva. To the extent that these are deemed taxable benefits, they will be included in the annual remuneration report, as required.

			The Company’s Articles of Association provide that the total aggregate remuneration paid to the Chairman of the Company and NEDs will be determined by the Board within the limits set by shareholders and detailed in the Company’s Articles of Association.	N/A
Chairman’s Travel Benefits	To provide the Chairman with suitable travel arrangements for him to discharge his duties effectively.	The Chairman has access to a company car and driver for business use. Where these are deemed a taxable benefit, the tax is paid by the Company.	N/A	N/A
NED Travel and Accommodation	To reimburse NEDs for appropriate business travel and accommodation, including attending Board and committee meetings.	Reasonable costs of travel and accommodation for business purposes are reimbursed to NEDs. On the limited occasions when it is appropriate for a NED’s spouse or partner to attend, such as to a business event, the Company will meet these costs. The Company will meet any tax liabilities that may arise on such expenses.	N/A	N/A
72

The NEDs, including the Chairman of the Company, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in table 5 below.

Table 5: Non-Executive Directors’ key terms of appointment
Provision	Policy
Period	In line with the requirement of the UK Corporate Governance Code, all NEDs, including the Chairman, are subject to annual re-election by shareholders at each AGM.
Termination	By the director or the Company at their discretion without compensation upon giving one month’s written notice for NEDs and three months’ written notice for the Chairman of the Company.
Fees	As set out in table 11.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively.

Appointment dates	Director	Committee appointments	Date of last appointment on letter of appointment[1]	Appointment end date in accordance with letter of appointment
	Glyn Barker		3 May 2012	AGM 2015
	Patricia Cross		1 December 2013	AGM 2015
	Michael Hawker		3 May 2012	AGM 2015
	Gay Huey Evans[2]		3 May 2012	AGM 2015
	John McFarlane[2]		3 May 2012	AGM 2015
	Michael Mire		12 September 2013	AGM 2015
	Sir Adrian Montague		15 January 2013	AGM 2015
	Bob Stein		15 January 2013	AGM 2015
	Scott Wheway		3 May 2012	AGM 2015

Key

Audit Committee member	Risk Committee member
Remuneration Committee member	Nomination Committee member
Governance Committee member	Denotes chair of committee

Notes

1	The dates shown above reflect actual appointment dates where agreed following signature of the letter as all appointments are subject to regulatory approval.
2	Ms Huey Evans and Mr McFarlane will be retiring from the Board from the conclusion of the 2015 AGM.

Annual remuneration report

This section of the report sets out how Aviva has implemented its remuneration policies for directors in the course of 2014 and how the proposed remuneration policy will be implemented for 2015. This is in accordance with the requirements of the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). Where new requirements have been introduced, Aviva has taken account of the guidance produced by the GC100 and Investor Group and emerging good practice.

Remuneration Committee membership and attendance

The committee comprises independent NEDs only. Table 6 below shows the committee members during the year and their attendance at committee meetings.

Table 6: Committee membership and attendance
Committee member	Number of meetings attended	Percentage attendance[1]
Patricia Cross[2,3] (Chairman)	8	89%
Scott Wheway[4]	1	100%
Gay Huey Evans	9	100%
Bob Stein	9	100%

Notes

1	This shows the percentage of meetings which the committee member attended during the year whilst a member of the committee.
2	Patricia Cross became Chairman of the committee on 19 February 2014.
3	Patricia Cross was not able to attend one of the committee meetings due to a family bereavement.
4	Scott Wheway ceased to be Chairman and a member of the committee on 19 February 2014.

Committee responsibilities

The committee is responsible for reviewing and making recommendations to the Board regarding the remuneration policy of the Group and for reviewing compliance with the remuneration policy in so far as it relates to EDs and senior managers. The committee is also responsible for recommending to the Board to seek shareholder approval for the directors’ remuneration policy. A revised directors’ remuneration policy will be presented to shareholders for approval at the 2015 AGM and thereafter will be subject to a shareholder vote at least every three years, in accordance with the Companies Act 2006. Any change to the approved remuneration policy will only become effective if approved by the shareholders at a general meeting.

The key responsibilities of the committee are to:

•	Make recommendations to the Board regarding the Group remuneration policy in respect of the Board Chairman, EDs, members of the Group Executive (GE) and members of senior management, taking account of all legal and regulatory requirements and provisions of best practice
•	Work with the Risk Committee to ensure that risk and risk appetite are considered in setting the remuneration policy
•	Obtain information about remuneration in other companies and, in this regard, select, appoint and determine the terms of reference for independent remuneration consultants, to advise on remuneration policy and levels of remuneration
•	Review and determine the remuneration of the Board Chairman and the terms of employment and remuneration of individual EDs and GE members, including any specific recruitment or severance terms
•	Review and recommend to management the level and structure of senior management remuneration
•	Approve the Aviva Investors' reward strategy, including any changes to the strategy
•	Recommend to the Board the establishment of any employee share plans; exercise all the Board’s powers in relation to the operation of all share and incentive plans and the Group’s Savings Related Share Option Scheme (SAYE) share option plan and all employee share ownership plan
•	Have regard to remuneration trends across the Group when setting remuneration policy for EDs
•	Ensure that remuneration arrangements for all employees are commensurate with promoting ethical behaviour
•	Approve the list of Code Staff and any severance packages for Code Staff under the relevant regulatory remuneration code and the remuneration for employees in control functions and those whose remuneration exceeds an agreed limit
•	Monitor and recommend to management the level and structure of remuneration for senior management and, other than in respect of Board members, approve exceptional remuneration activity for employees outside agreed policy

The full terms of reference for the committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group General Counsel and Company Secretary.

Consideration by the committee of matters relating to directors remuneration

The committee met nine times during 2014 of which six were scheduled committee meetings and three were additional committee meetings.

The Group Chairman generally attended all meetings of the committee. The Group General Counsel and Company Secretary acted as secretary to the committee. The Chairman of the committee reported to subsequent meetings of the Board on the committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the committee.

The committee received material assistance in considering executive remuneration from the Group Chairman, the Group CEO, the Group HR Director, the HR Director – Reward, the Chief Accounting Officer, the Chief Capital & Investments Officer, the CEO – Aviva Investors and the Chief Audit Officer. These people attended meetings by invitation during the year. No person was present during any discussion relating to their own remuneration.

During the year, the committee received advice on executive remuneration matters from Deloitte LLP which is a member of the Remuneration Consultants Group and adheres to its Code of Conduct. Deloitte LLP was appointed by the committee as its adviser with effect from 4 December 2012 following a competitive tender process and reappointed with effect from 4 November 2013 following an assessment by the committee of the quality of the advice provided. In addition, the Group received advice on remuneration matters, taxation and other consulting services (including advice in relation to Solvency II) from Deloitte LLP during the year.

Deloitte LLP were paid fees totaling £137,245, during the year for the provision to the committee of advice on general HR and remuneration matters, benchmarking advice on market practice and views on shareholder perspectives. Fees were charged on a time plus expenses basis.

The committee reflects on the quality of the advice provided and whether this properly addresses the issues under consideration as part of its normal deliberations. The committee is satisfied that the advice received during the year was objective and independent.

Committee activities during 2014

Whilst not mutually exclusive the categories shown on the chart to the right were areas of focus for the committee during the year. The chart also shows how the committee dedicated its time to these activities.

As previously set out in this report, a significant part of the committee’s work programme during the year was dedicated to the SRR and consideration of shareholder feedback following consultation. Other significant committee activities included:

Executive Directors and Group Executive Remuneration

The committee benchmarked, reviewed and set salaries for the Group CEO, CFO and GE members from 1 April 2014. An assessment was conducted on the achievement of targets for 2013 for annual bonus calculation and the performance conditions were tested and reviewed for LTIP awards vesting in 2014.

A report from Internal Audit was received and considered by the committee following an internal review of the adequacy and effectiveness of controls over the preparation, validation and evaluation of financial and non-financial bonus metrics and noted that no material issues had been identified. The 2014 LTIP performance conditions and awards were approved. The committee also considered annual bonus targets for 2015

Aviva Investors

The committee reviewed the detail and methodology for assessing the 2013 bonus pool for Aviva Investors, approving the maximum bonus pool and allocations. Remuneration proposals for 2014 were considered and approved, including formal approval of the bonus targets and consideration of a new Aviva Investors LTIP.

Directors’ remuneration report

The committee reviewed the DRR for the year ended 2013 prior to its approval by the Board and subsequent approval by shareholders at the 2014 AGM.

Hires and departures during 2014

During the year the committee also considered and reviewed the remuneration and buyout packages of senior hires, including GE members, Aviva Investors senior management, and senior members of staff designated as Code Staff. The committee also reviewed severance terms for members of senior management.

Chief Financial Officer

Patrick Regan tendered his resignation as CFO on 22 January 2014 and left the Board and the Group on 28 March 2014.

•	Mr Regan continued to receive basic salary and benefits up to his agreed departure date. There was no payment in lieu of any balance of his notice period
•	He received no bonus in respect of 2013 or 2014. No LTIP award was made for 2014
•	The deferred element of Mr Regan’s 2010 and 2011 bonuses lapsed on termination of his employment
•	His 2011, 2012 and 2013 LTIP awards also lapsed on termination of his employment

Following Mr Regan’s departure, Mr Stoddard joined the Group and Board on 28 April 2014. Details of his remuneration were announced in the 2013 DRR and are as follows:

•	Basic salary – £675,000 per annum next subject to review in 2015
•	Annual bonus – 75% of basic salary for target performance and up to 150% of basic salary for maximum performance. Two thirds of any bonus awarded is currently required to be deferred into Aviva shares for three years. The bonus payable for target performance will increase to 100% of basic salary for 2015, assuming the 2015 remuneration policy is approved
•	LTIP – Eligible for an LTIP grant with a face value of up to 350% of basic salary. The LTIP is subject to performance conditions and vests after three years to the extent that those conditions have been met. His 2014 grant will be at 225% of basic salary
•	Buyout – On a strict “like for like” basis he will be eligible to receive a buyout up to a maximum level of £1 million gross to replace deferred compensation he has forfeited on resignation from his previous employer
•	Relocation expenses – He may claim reasonable relocation expenses up to a maximum of £200,000 (inclusive of any benefit in kind liability that may arise) in respect of relocation from the US to the UK
•	Benefits – A cash car allowance and Private Medical Insurance (PMI) cover for himself and his family

The LTIP and buyout awards mentioned above have not been made during 2014 as Mr Stoddard has been subject to share dealing restrictions, due to the proposed Friends Life transaction. The awards will be made during 2015 once these restrictions have been lifted.

Committee performance and effectiveness

The committee undertook an annual review of its performance and effectiveness which concluded that overall the committee was effective in carrying out its duties.

•	As indicated above, during 2014 the committee formalised its approach to assuring that reward outcomes under incentive plans are fair and consistent with the experience of shareholders
•	For the annual bonus, a checkpoint process has been adopted in reviewing performance at year end against the key financial KPIs and to provide assurance as to the quality of earnings, and the exclusion of extraordinary gains in earnings attributable to matters beyond the direct control of management
•	For the LTIP, a structured assessment of the earnings based performance measure (e.g. ROE under the current LTIP design) was developed and has been implemented
•	Scrutiny on buyout proposals submitted to the committee for approval has been increased, with a range of valuation estimates (performed independently from Aviva) being obtained where appropriate, and a suitably robust business case being required in support of the buyout investment, including a clear statement of the contribution expected from the proposed appointment

Single total figures of remuneration for 2014 – Executive Directors (audited information)

Table 7 below sets out in the required form the total 2014 remuneration for each of our EDs who served with the Company during 2014.

Table 7: Total 2014 remuneration – Executive Directors
	Executive Directors Mark Wilson		Tom Stoddard		Former Executive Director Patrick Regan[1]		Total emoluments of Executive Directors
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013[4] £000
Basic salary	980	980	458	—	175	720	1,613	1,700
Benefits	54	239	83	—	5	37	142	276
Annual bonus[2]	1,274	1,103	526	—	—	—	1,800	1,103
LTIP	—	—	—	—	—	—	—	—
Pension[3]	292	293	120	—	48	199	460	492
Total	2,600	2,615	1,187	—	228	956	4,015	3,571

Notes

1	Mr Regan tendered his resignation as CFO on 22 January 2014 and left the Board and the Group on 28 March 2014, and so received no bonus award for 2013 or 2014.
2	Bonus payable in respect of the financial year including any deferred element at face value at date of award.
3	Pension contributions consist of employer contributions into the defined contribution section of the Aviva Staff Pension Scheme, excluding salary exchange contributions made by the employees, plus payments in lieu of pension above the lifetime or annual allowance caps.
4	The prior year total has been recalculated to show the directors that continued in office during all or part of the current year and excludes remuneration of directors that left in the prior year

Additional disclosures in respect of the single total figure of remuneration table
(audited information)

Benefits

The benefits disclosure includes the cost where relevant of private medical insurance, life insurance, accommodation, travel and car benefits. In the case of Mr Wilson this also includes benefits resulting from the SAYE Scheme, as described below, which has been valued based on the monthly savings amount (£250) and the discount provided (20%) for two months of 2014. All the numbers disclosed include the tax charged on the benefits, where applicable. As disclosed in the 2013 DRR, Mr Stoddard is eligible to claim benefits of £200,000 inclusive of benefit-in-kind charges, against appropriate receipts or other evidence of expenditure, in respect of his relocation from the US to the UK. In respect of Mr Wilson, as indicated in the 2013 DRR, the committee has approved reimbursement of limited additional expenses over and above the £200,000 disclosed in the 2013 DRR to assist his family to complete their relocation to the UK.

Annual bonus

The bonus awards made to EDs for 2014 are based on an assessment of performance against financial and non financial KPIs, with financial performance being the major factor in considering overall expenditure on bonuses, and performance against non financial targets and strategic goals being used to modify bonuses up or down. A summary of performance against these factors, can be seen in table 8 below.

Based on the outcomes against the KPIs, and an assessment of Mr Wilson’s and Mr Stoddard’s individual strategic performance, the committee approved:

•	A bonus of 130% of basic salary for Mr Wilson (87% of the maximum bonus available), with a total value of £1,274,000
•	A bonus of 115% of basic salary for Mr Stoddard (77% of the maximum bonus available). This will be prorated based on the date Mr Stoddard joined the Group and the Board, resulting in a total value of £526,457

In agreeing these bonus awards, the committee considered the wider performance of Aviva and the experience of shareholders during the year, and is satisfied that the bonus awards above are a fair reflection of performance and shareholder value delivered during 2014.

One third of the bonus award for Mr Wilson and Mr Stoddard will be delivered in cash, with two thirds being deferred into shares for three years.

Table 8: Assessment of 2014 ED performance and impact on bonus

Financial Element	Assessment	Bonus Award (% of Salary)
Financial • Gross Cash Remittances • IFRS Profit Before Tax • IFRS ROCE • MCEV Value of New Business (VNB)[1] • Combined Operating Ratio (COR) • Operating Expense Ratio

Overall performance against financial targets resulted in an outcome of 142.42% of target. All key metrics have moved in the right direction.

Cash remittances have increased by 11% to £1,412 million.

Adjusted operating profit has increased by 6% due to expense reduction and an improved result in UK Life, despite the negative impact of currency and other challenges.

VNB grew 15% to a record £1,009 million.

COR improved 1.6 percentage points to 95.7%. Strong results in the UK and Ireland and an improvement in Europe were offset by poor weather in Canada.

Operating expense ratio has reduced significantly in 2014, moving from 54.1% to 51.5%. There remains significant opportunity to improve this in order to reach our target of an expense ratio below 50% in 2016.

	CEO 106.8%	CFO 106.8%
Non Financial Element	Assessment
Employee Engagement and Enablement scores	2014 saw employee engagement improve by 9 percentage points to 65% across the Group.

Customer

Performance against Relationship Net Promoter Score (RNPS) targets and, if these are met, against Average Product Holding (APH) targets reflecting progress against True Customer Composite strategic goal

Reasonable progress against the customer measures. Against the key measure of RNPS, the majority of businesses achieved the targeted improvement, with good results in the UK, Canada and Asia.

APH targets were set for each market. Whilst these were achieved in some markets including Asia and Canada, they were not achieved in all markets across the Group.

Risk & Controls

Aviva’s reward strategy includes specific risk and control objectives for senior management and Directors. The aim is to help drive and reward effective risk management and a robust control environment across the Group.

Based on independent assessment performed by the Risk Function, Directors’ performance against the 2014 risk and control objectives was deemed in line with expectations. This reflected a generally robust and mature risk management framework in place, with well-established risk governance and adequate use of capital and risk tools. The assessment also reflected satisfactory progress during the year in preparing for Solvency II and the new requirements for Aviva as a global systemically important insurer (G-SII). The assessment also noted the continued need to manage and improve both the control environment and the risk aware culture of the business.

Personal performance, • Progress against Group strategic objectives: - True Customer Composite - Digital First - Not Everywhere

Group CEO – continued leadership and pursuit of opportunities consistent with the strategic objectives, following on from the progress made in 2013.

Group CFO – since joining the Board in April 2014, has provided significant input into shaping the strategic direction of the Group.

• Leadership and demonstration of the Aviva values: - Care more - Kill complexity - Never rest - Create legacy

Group CEO – provided exceptional leadership and embedding of the Aviva values within the Group. The committee considers him to have been instrumental in re-invigorating the Company and in aligning the interests of the Group with those of shareholders.

Group CFO – played a key role in embedding the investment thesis and ensuring alignment of Aviva’s strategic and capital efficiency objectives.

Bonus Award (% of Salary)
Overall impact of performance against non-financial targets on annual bonus (can result in [+} positive or [-] negative adjustment under operation of the annual bonus)	CEO +23.2%	CFO +8.2%
2014 bonus as a % of basic salary	130.0%	115.0%
2014 bonus as a % of maximum	86.7%	76.7%

1.	MCEV value of new business (VNB) is a non-GAAP measure (as defined by the glossary). The Directors believe this figure is one of the important financial elements in the assessment of bonus awards. VNB is provided above in the unaltered form contained in the Annual Report and Accounts 2014 in accordance with the home country’s disclosure requirements and pursuant to Item 6.B of Form 20-F.

Details of financial targets impacting the annual bonus for the 2013 financial year, and performance against them (which were not disclosed in the 2013 DRR) are disclosed in table 9 below. This also shows the relative outcomes of financial and non-financial targets on the Group CEO’s bonus for 2013. Strong financial outcomes against targets suggested a bonus outcome of over 90% of maximum but the effect of failing to meet customer and employee targets saw the final outcome reduced to 75% of maximum.

2013 Annual bonus – disclosure of performance against targets

Table 9: 2013 Performance against targets Group CEO
Financial KPI	Threshold £m	Maximum £m	Outcome £m	2013 bonus as a % of basic salary	2013 bonus as a % of maximum
Net Capital Returns[1]	£1,123	£1,305	£1,274	18.71%	90.69%
IFRS Profit Before Tax[2]	£1,515	£1,775	£1,796	30.00%	100%
VNB[3]	£713	£829	£836	11.63%	100%
COR	96.3%	94.3%	97.3%	—	—
Total Expenses[4]	£3,861	£3,581	£3,571	7.50%	100%
Financial KPIs				67.83%	90.44%
Customer (measures commercially sensitive )				3.48%	23.20%
Employee (measures commercially sensitive and different definition to 2014)				—	—
Company performance				71.31%	67.91%
Personal performance				41.19%	91.53%
Total bonus % outcomes				112.50%	75.00%
1	Net capital returns represents cash remittances received from subsidiaries and joint ventures and loan repayments from subsidiaries.
2	IFRS profit before tax is calculated as adjusted operating profit before tax attributable to shareholders’ profits (continuing and discontinued operations) after integration and restructuring costs, impairment of goodwill, joint ventures and associates and other amounts expensed and amortisation and impairment of intangibles.
3	MCEV value of new business (VNB) is a non-GAAP measure (as defined in the glossary). The Directors believe this figure is one of the important financial elements in the assessment of bonus awards. VNB is provided above in the unaltered form contained in the Annual Report and Accounts 2014 in accordance with the home country’s disclosure requirements and pursuant to Item 6.B of Form 20-F.
4	Total expenses include operating expenses and integration and restructuring costs for both continuing and discontinuing operations.

2014 targets have not been disclosed as the committee considers them to be commercially sensitive, and that disclosing them so soon after the end of the relevant financial year may adversely impact the Group’s business. As stated above in the committee Chairman’s letter to shareholders, the committee believes it is in the interests of shareholders that targets should be disclosed retrospectively, and at the earliest time when considerations of commercial sensitivity make it prudent to do so.

2012 LTIP award vesting in respect of performance period 2012-2014

Although no current EDs will receive a vesting amount from this award, 50% of the award is expected to vest in March 2015. The performance conditions for this award are set out in table 10 below.

Table 10: 2012 LTIP award - performance conditions
	Weighting	Threshold (20% vests)	Maximum (100% vests)	Outcome	Vesting (% of maximum)
ROE performance over 3 years	50%	30.0%	37.5%	43%	50%
Relative TSR performance	50%	Median	Upper quintile and above	Below median	0%

Pension

For 2014, under the prevailing remuneration policy, EDs were eligible to participate in a defined contribution plan under which they could elect to receive 31% of basic salary from the Company minus a personal contribution of 8% of basic salary up to the scheme specific earnings cap (£145,800 in 2014/2015). For any contribution above the HMRC annual or life time allowance cap, a cash alternative in lieu of pension contribution was offered subject to the same limit of 31% of basic salary minus the personal contribution.

Subject to the approval of the remuneration policy by shareholders, pension contributions will be amended and simplified from 2015, as set out in the policy section of this report.

All employee share plans

EDs are eligible to participate in two HMRC approved all employee share plans on the same basis as other eligible employees.

These plans include a partnership share element of the All Employee Share Option Plan (AESOP) under which eligible employees can invest up to the statutory limits, currently £150 per month, out of their gross salary in the Company’s ordinary shares. The Company matches every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. Matching shares are subject to forfeiture if the purchased shares are withdrawn from the AESOP within three years of purchase, as long as the participant remains employed by the Company. Participants are eligible to receive dividend shares through the AESOP.

The Aviva 2007 SAYE Scheme allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a 3, 5 or 7 year HMRC approved savings contract. Savings are subject to a statutory savings limit, which in 2014 increased from £250 to £500 per month although the allowed increase has not so far been applied but will continue to be reviewed in line with the market. From 2012, only 3 and 5 year contracts have been offered. Details of options granted to EDs under these schemes are included in table 22.

Single total figure of remuneration for 2014 – Non-Executive Directors (audited information)

Table 11 below sets out the total remuneration earned by each NED who served during 2014.

Table 11: Total 2014 remuneration – Non-Executive Directors
	Fees		Benefits		Total
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013[1] £000
Chairman
John McFarlane	550	550	61	101	611	651
Current non-executive directors
Glyn Barker	136	122	1	-	137	122
Patricia Cross	123	8	1	1	124	9
Michael Hawker	136	137	1	1	137	138
Gay Huey Evans	104	105	1	1	105	106
Michael Mire	103	29	1	1	104	30
Sir Adrian Montague	138	113	15	2	153	115
Bob Stein	104	89	1	1	105	90
Scott Wheway	124	118	1	1	125	119
Total emoluments of NEDs	1,518	1,271	83	109	1,601	1,380
1	The prior year total has been recalculated to show the directors that continued in office during all or part of the current year and excludes remuneration of directors that left in the prior year.

The total amount paid to NEDs in 2014 was £1,601,000 which is within the limits set in the Company’s articles of association, which have previously been approved by shareholders.

Share awards made during the financial year (audited information)

Awards are made in shares which vest conditionally, and upon performance targets being met in the case of LTIP awards. The number of conditional shares granted is based on a percentage of basic salary. The following table sets out details of LTIP and ABP awards of conditional shares made during the year.

Table 12: Discretionary awards granted during the year
					Amount vesting
	Date of award	Award Type	Face value (% of basic salary)	Face value (£)	Threshold performance (% of face value)	Maximum performance (% of face value)	End of performance period
Mark Wilson	24.03.2014	LTIP	300%	£2,940,000	20%	100%	31.12.2016
Mark Wilson	24.03.2014	ABP	75%	£735,000			N/A

Face value has been calculated using the average of the middle-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of grant, on 24 March 2014. Accordingly 601,226 LTIP shares and 150,306 ABP shares were awarded to the Group CEO based on a share price of 489 pence per share.

The LTIP vests subject to the achievement of two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests. Details of the performance measures and targets are set out below. The ABP vesting is not subject to formal performance conditions.

The LTIP and buyout awards mentioned previously in respect of Mr Stoddard have not been made during 2014 as Mr Stoddard has been subject to share dealing restrictions, due to the proposed Friends Life transaction.

ROE targets

ROE targets determine the vesting of 50% of the LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three year period against a target return. The 2014 LTIP award ROE targets are set out in table 13 below.

Table 13: 2014 LTIP ROE targets
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

TSR targets (audited information)

Relative TSR determines the vesting of the other 50% of the LTIP award. Performance of the 2014 grant will be assessed against the following companies: Aegon, Allianz, Axa, CNP Assurances, Direct Line Group, Friends Life Group, Generali, Legal & General, MetLife, Old Mutual, Prudential, RSA, Standard Life and Zurich.

TSR vesting operates as set out in table 14 below.

Table 14: TSR vesting schedule for the 2014 LTIP award
TSR position over the three-year performance period	Percentage of shares in award that vests based on achievement of TSR targets
Below median	0%
Median	10%
Between median and upper quintile	Pro rata between 10% and 50% on a straight line basis
Upper quintile and above	50%

Payments to past directors (audited information)

Trevor Matthews resigned from the Board with effect from 8 May 2013 and left the Company on 6 June 2013.

•	As disclosed in the 2013 Annual Report and Accounts, Mr Matthews’ 2011 and 2012 LTIP awards were pro-rated to reflect his service during the performance period and vest the extent to which the performance conditions have been achieved at the end of the period
•	There was a maximum of 302,431 (not inclusive of shares awarded in lieu of dividends accrued) phantom shares available to vest in March 2014. The value realised was £566,166 (based on 118,693 phantom shares, inclusive of shares awarded in lieu of dividends accrued), vesting at a share price of 477.00 pence and a vesting percentage of 34.48%
•	The 2012 award will vest in March 2015 to the extent to which the performance conditions have been achieved at the end of the period. Therefore it is expected that 115,036 of the 230,073 (not inclusive of shares awarded in lieu of dividends accrued) shares will vest

Russell Walls retired from the Board with effect from 8 May 2013. Mr Walls was appointed as Chairman and NED of Aviva Insurance Limited on 1 May 2013. Mr Walls was also appointed a NED of Aviva Italia Holdings S.p.A on 4 December 2014. Both are subsidiary companies of Aviva plc and the emoluments he received in respect of these directorships for the 2014 financial year were £115,067.

Richard Karl Goeltz retired from the Board with effect from 8 May 2013. Mr Goeltz was appointed as Chairman and NED of Aviva Life Holdings UK Limited on 14 May 2013, a subsidiary company of Aviva plc and the emoluments he received in respect of this directorship for the 2014 financial year were £105,000. On 13 February 2014, Mr Goeltz was also appointed as a NED of Aviva Life & Pensions UK Limited, Aviva Annuity UK Limited and Aviva Life Services UK Limited, each of which are subsidiary companies of Aviva plc.

Payments for loss of office (audited information)

There were no payments for loss of office during the year.

Implementation of remuneration policy in 2015

The implementation of the policy will be consistent with that outlined in the policy report.

Basic salaries

The basic salary for the Group CEO will remain unchanged at £980,000 per annum.

The basic salary for the CFO will remain unchanged at £675,000 per annum.

Annual bonus

The maximum annual bonus opportunity will be in line with the levels set out in the policy section of this report. Annual bonus performance measures and weightings will be broadly in line with those for 2014.

Whilst 2015 bonus targets are not being disclosed due to commercial sensitivity, an explanation of 2015 bonus payments and how they align to performance against measures and targets will be provided in the 2015 report. Details of performance against targets and disclosure of those targets will be provided at the earliest opportunity, taking into account the committee’s view of the extent to which these targets remain commercially sensitive.

LTIP

LTIP grants in 2015 will be in line with the levels set out in the policy report. The LTIP will vest subject to the degree of achievement of two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests. The specific ROE targets which apply to this award will be reviewed following the completion of any proposed corporate activity in 2015 and disclosed in the 2015 DRR.

Approach to Non-Executive Directors’ fees for 2015

NED fees were last reviewed in March 2015. No changes are made to the current fee levels, as set out in Table 15, below:

Table 15: Non-Executive Directors’ fees
Role	Fee from 1 April 2015	Fee from 1 April 2014
Chairman of the Company[1]	£550,000	£550,000
Board membership fee	£70,000	£70,000
Additional fees are paid as follows:
Senior Independent Director	£35,000	£35,000
Committee Chairman (inclusive of committee membership fee)
– Audit	£45,000	£45,000
– Governance	£35,000	£35,000
– Remuneration	£35,000	£35,000
– Risk	£45,000	£45,000
Committee membership
– Audit	£15,000	£15,000
– Governance	£12,500	£12,500
– Nomination	£7,500	£7,500
– Remuneration	£12,500	£12,500
– Risk	£15,000	£15,000

Notes

1	Inclusive of Board membership fee and any committee membership fees.

Historical TSR performance and Group CEO remuneration outcomes

Table 16 below compares the TSR performance of the Company over the past six years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index of which Aviva is a member. The companies which comprise the current LTIP comparator group for TSR purposes are listed in the ‘TSR Targets’ section above.

Table 16: Aviva plc six-year TSR performance against the FTSE 100 return index and the median of the comparator group

Table 17: Historical Group CEO remuneration outcomes

Summarises the Group CEO single figure for total remuneration, annual bonus pay-out and LTIP vesting as a percentage of maximum opportunity over this period.

	Group CEO	2009	2010	2011	2012	2013	2014
Annual bonus payout (as a % of maximum opportunity)	Mark Wilson	—	—	—	—	75%	86.7%
	Andrew Moss	74.2%	74.3%	81.0%	—	—	—
LTIP vesting (as a % of maximum opportunity)	Mark Wilson	—	—	—	—	—	—
	Andrew Moss	50%	72.3%	81.7%	—	—	—
Group CEO Single figure of remuneration (£000)	Mark Wilson[1]	—	—	—	—	2,615	2,600
	Andrew Moss[2]	2,591	2,748	3,477	554	—	—

Notes

1	Mr Wilson joined the Board as an ED with effect from 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012.
2	Mr Moss resigned from the Board with effect from 8 May 2012 and left the Company on 31 May 2012.

Percentage change in remuneration of Group CEO

The table below would ordinarily set out the increase in the basic salary, bonus and benefits of the Group CEO and that of the wider UK workforce. The UK employee workforce was chosen as a suitable comparator group, as all EDs are based in the UK (albeit with a global role and responsibilities), and pay changes across the Group vary widely depending on local market conditions.

Table 18: Percentage change in remuneration of Group CEO
	% change in basic salary 2013 – 2014	% change in bonus 2013 - 2014	% change in benefits 2013 - 2014
Group CEO	—	15.56%	(77.41)%
All UK-based employees	4.01%	(15.72)%[1]	5.51%

Notes

1	The decrease in bonus awards for all UK based employees in 2014 was expected given the exceptional performance and hence high level of bonuses of the UK businesses against their targets in 2013. Although performance in 2014 was also strong, as flagged in the 2013 DRR, it was anticipated that, given the high level of payout in 2013, bonus awards for 2014 were not likely to remain at this level.

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

Table 19: Relative importance of spend on pay
	Year end 31 December 2013 £m	Year end 31 December 2014 £m	% change
Adjusted operating profit before tax[1]	1,686	2,033	21%
Dividends paid[2]	429	449	5%
Share buybacks[3]	—	—	—
Total staff costs[4]	1,671	1,534	(8)%

Notes

1	Adjusted operating profit before tax attributable to shareholders’ profits for continuing operations after integration and restructuring costs.
2	The total cost of ordinary dividends paid to shareholders.
3	There were no share buybacks in 2013 or 2014.
4	Total staff costs from continuing operations includes wages and salaries, social security costs, post-retirement obligations, profit sharing and incentive plans, equity compensation plans and termination benefits. The average number of employees in continuing operations was 29,970 (2013) and 26,937 (2014).

External Board appointments

Tom Stoddard is a Trustee of Trout Unlimited (non profit conservation organisation). Mr Stoddard does not receive any fees or other compensation for this appointment.

Pat Regan continued with his NED appointment within Delta Lloyd N.V. Mr Regan received €31,113.45 between 1 January and 28 March 2014 (the time he was a director at Aviva).

Statement of directors’ shareholdings and share interests (audited information)

Executive directors’ share ownership requirements

The Company requires the Group CEO to build a shareholding in the Company equivalent to 200% of basic salary and each ED to build a shareholding in the Company equivalent to 150% of basic salary. From 2015, subject to shareholder approval, the Group CEO will be required to build a stake equivalent to 300% of salary.

The EDs are required to retain 50% of the net shares released from deferred annual bonuses and LTIPs until the shareholding requirement is met.

Shareholding requirements will need to be built up over a five year period.

Unvested share awards including shares held in connection with bonus deferrals are not taken into account in applying this test.

Table 20: Executive Directors – share ownership requirements
	Shares held			Options held
Executive Directors	Owned outright[1]	Unvested and subject to performance conditions[2]	Unvested and subject to continued employment[3]	Unvested and subject to continued employment	Vested but not exercised[4]	Shareholding requirement (% of salary)	Current shareholding[5] (% of salary)	Requirement met
Mark Wilson	150,000	1,584,503	150,306	3,615	—	200[6]	74	No
Tom Stoddard	—	—	—	—	—	150	0[7]	No
Patrick Regan[8]	236,583	—	—	—	—	—	—	—
Other PDMRs[9]	576,971	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes

1	Shares ‘Owned outright’ are the directors’ beneficial holdings in the ordinary shares of the Company. This information includes holdings of any connected persons.
2	Shares ‘Unvested and subject to performance conditions’ are awards granted under the Aviva LTIP which vest only if the performance conditions are achieved.
3	Shares ‘Unvested and subject to continued employment’ are awards arising through the ABP. Under this plan, some of the earned bonuses are paid in the form of conditional shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but the shares can be forfeited if the ED leaves service before the end of the period.
4	‘Options vested but not exercised’ are options over shares granted under the Aviva SAYE Scheme.
5	Based on the closing middle-market price of an ordinary share of the Company on 31 December 2014 of 484.5 pence. The closing middle-market price of an ordinary share of the Company during the year ranged from 436.7 pence to 539 pence.
6	As part of the SRR, it is proposed the Group CEO shareholding requirement be increased to 300% with a 5 year time limit to build the shareholding. Currently 50% of the net quantity of shares from any award vesting is retained, until the shareholding requirement is met.

7 The LTIP and buyout awards mentioned previously have not been made during 2014 as Mr Stoddard has been subject to share dealing restrictions, due to the proposed Friends Life transaction. This has also prevented him from being able to purchase shares.

8	Shares held on 28 March 2014 (the date Mr Regan ceased to be a director of the Company).
9	Persons Discharging Managerial Responsibility (PDMRs) under the UK Listing Rules includes the directors of Aviva plc and other senior managers. Table 20 shows the aggregate shareholding of PDMRs other than the directors at 31 December 2014. A PDMR also holds 19,909 7 7/8% preference shares and 17,634 8 7/8% preference shares as at 13 March 2015.

There were no changes to the current directors’ interests in Aviva shares during the period 1 January 2015 to 13 March 2015. In the same period the interests of Other PDMRs has increased by 114 ordinary shares as a result of monthly purchases under the AESOP.

Non-Executive Directors’ shareholdings (audited information)

Table 21: Non-Executive Directors’ shareholdings[1]
	1 January 2014	31 December 2014
Glyn Barker	11,700	11,700
Patricia Cross	—	7,000
Michael Hawker	10,000	20,000
Gay Huey Evans	5,000	5,000
John McFarlane	10,000	10,000
Michael Mire	7,500	7,500
Sir Adrian Montague	21,503	22,068
Bob Stein	7,000	17,000
Scott Wheway	13,579	13,579

Notes

1	This information includes holdings of any connected persons.

Share awards and Share Options (audited information)

Details of the EDs who were in office for any part of the 2014 financial year and hold or held outstanding share awards or options over ordinary shares of the Company pursuant to the Company’s share based incentive plans are set out in Table 22 below. Savings-related share options refer to options granted under the HMRC approved Aviva 2007 SAYE Scheme and are normally exercisable during the six month period following the end of the relevant (3, 5 or 7 year) savings contract.

Table 22: LTIP, ABP, options over Aviva Shares
	At 1 January 2014 Number	Options/ Awards granted during year[1] Number	Options/ Awards exercised/ vesting during year Number	Options/ Awards lapsing during year[2] Number	At 31 December 2014[3] Number	Market price at date awards granted[4] Pence	Exercise Price(Options) Pence	Market price at date awards vested/ option exercised Pence	Normal Vesting Date/ Exercise Period[7]
Patrick Regan
Aviva long term incentive plan5, [6]
2011	311,059	—	—	311,059	—	435.60		—	Mar-14
2012	425,223	—	—	425,223	—	331.50		—	Mar-15
2013	541,806	—	—	541,806	—	294.20		—	Apr-16
Aviva annual bonus plan
2011	102,741	—	—	102,741	—	435.60		—	Mar-14
2012	151,700	—	—	151,700	—	331.50		—	Mar-15
Savings-related options 2010[8]	2,903	—	2,903	—	—	—	310.00	523.00[9]	Dec 13 – May 14
Mark Wilson
Aviva long term incentive plan5, [6]
2013	983,277	—	—	—	983,277	294.20		—	Apr-16
2014	—	601,226	—	—	601,226	476.40		—	Mar-17
Aviva annual bonus plan
2014	—	150,306	—	—	150,306	476.40		—	Mar-17
Savings-related options 2014[8]	—	3,615	—	—	3,615	—	419.00	—	Dec 19 – May 20
Other PDMRs [10]	3,806,365	1,891,143	429,872	304,905	4,962,731	n/a	n/a	n/a	n/a

Notes

1	The aggregate net value of share awards granted to the directors in the period was £3.6 million (2013: £4.5 million). The net value has been calculated by reference to the closing middle-market price of an ordinary share of the Company at the date of grant.
2	Awards lapsed during the year further to Mr Regan’s resignation from the Company effective 28 March 2014.
3	The information given in this column is at 31 December 2014 or the date on which a director ceased to be a director of the Company (Mr Regan: 28 March 2014).
4	The actual price used to calculate the ABP and LTIP awards is based on a three day average closing middle-market price of an ordinary share of the Company, prior to grant date. These were in 2011: 434 pence, 2012: 336 pence, 2013: 299 pence and 2014: 489 pence.
5	For the 2013 and 2014 LTIP grant, the TSR comparator group consisted of the following companies: Aegon, Allianz, Assicurazioni Generali , Axa, CNP Assurances, Direct Line Group, Friends Life Group, Legal & General, Met Life, Old Mutual, Prudential, RSA Insurance Group, Standard Life and Zurich Financial. For the 2011 and 2012 LTIP grants the TSR comparator group consisted of the following companies: Aegon, Allianz, Assicurazioni Generali, Axa, Ageas, Friends Life Group, ING Groep, Legal & General, Lloyds Banking Group, Prudential, RSA, Royal Bank of Scotland Group, Standard Life and Zurich Financial.
6	The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
7	Any unexercised options will lapse at the end of the exercise period.
8	Options are not subject to performance conditions (the savings related options being granted under the SAYE plan). The option price was fixed by reference to a three day average closing middle-market price of an ordinary share of the Company, prior to grant date, with a discount of 20% as permitted under the SAYE plan.
9	Mr Regan exercised his options on 12 March 2014.

10 See note 9 of Table 20 for the definition of Other PDMRs. Table 22 shows the aggregate share awards for PDMRs other than the directors for the period in which they were designated as PDMRs during 2014. The market prices on the day these awards were granted were in 2011: 435.6 pence, 2012: 331.5 pence, 2013: 294.2 pence, 2014: 476.40 pence and the actual prices used to calculate the ABP and LTIP awards were in 2011: 434 pence, 2012: 336 pence, 2013: 299 pence, 2014: 489 pence and for the Conditional Share Award Plan (granted to a PDMR in 2014) the market price on the day the award was granted was 504.00 pence and the actual price used to calculate the award was 465 pence. The exercise prices for the Executive Share Option Plan and SAYE were in 2004: 526 pence, 2011: 268 pence, 2013: 312 pence, 2014: 419.00 pence.

Dilution

Awards granted under the Aviva all employee share plans are currently met by issuing new shares as agreed by the Board. Shares are still held in employee trusts, details of which are set out in note 30.

The Company monitors the number of shares issued under the Aviva employee share plans and their impact on dilution limits. The Company’s usage of shares compared to the relevant dilution limits set by the Investment Association in respect of all share plans (10% in any rolling ten-year period) and executive share plans (5% in any rolling ten-year period) was 2.95% and 1.86% respectively on 31 December 2014.

Governance

Regulatory remuneration code

The Financial Conduct Authority’s (FCA) remuneration code applies to Aviva Investors and one small ‘firm’ (as defined by the FCA) within the UK & Ireland Life business. From 1 January 2014 the majority of these firms are now subject to the Capital Requirements Directive IV (CRD IV) and the subsequent revised Remuneration Code, having previously been subject to the Capital Requirements Directive III (which is still the active regulatory directive for ORN Capital Ltd within Aviva Investors as it remains registered as a BIPRU firm unlike the other regulated Aviva Investors firms which, following CRD IV, became IFPRU firms). Additionally in May 2014 Aviva Investors UK Funds Services Ltd became registered and therefore subject to the Alternative Investment Fund Management Directive (AIFMD). The remuneration requirements of AIFMD take effect in the first full performance year following registration i.e. January – December 2015. Remuneration Code requirements include an annual disclosure. For Aviva Investors this can be found in the Chapter 4 of the Pillar 3 Disclosure which can be found at http://www.avivainvestors.com/about_us/our_corporate_governance/index.htm and for the UK & Ireland Life firms at http://www.aviva.com/media/news/item/fsa-remuneration-code-disclosure-17350/.

Aviva’s reward principles and arrangements are designed to incentivise and reward employees for achieving stated business goals in a manner that is consistent with the Company’s approach to sound and effective risk management.

Statement of voting at AGM

The result of the shareholder vote at the Company’s 2014 AGM in respect of the 2013 DRR is set out in table 23 below.

Table 23: Result of the vote at 2014 AGM
	Percentage of Votes Cast
	For	Against	Votes withheld
Directors’ Remuneration Policy	96.88%	3.12%	5,851,008
Directors’ Remuneration Report	98.09%	1.91%	70,711,167

Following the result of the 2014 vote, the committee has continued to engage with institutional shareholders in the course of 2014/15, in particular seeking their views on our proposed remuneration policy to apply from the 2015 AGM, and to address any concerns regarding remuneration of our EDs.

Patricia Cross

Chairman, Remuneration Committee

Shareholder information

In this section
Company address	86
Share capital	86
Related party disclosures	88
Dividend data	88
Guarantees, securitised assets and off-balance sheet arrangements	89
Liquidity and capital resources	89
Regulation	93
Risks relating to our business	99

Shareholder information

Company address

The Company’s registered office is St Helens, 1 Undershaft, London, EC3P 3DQ.

The Company’s telephone number is +44 (0)20 7283 2000.

Share capital

The Company has two classes of shares in issue:

•	Ordinary shares of £0.25 each which constitute equity security and hold voting rights;
•	Cumulative irredeemable preference shares of £1 each, which entitle holders to attend and vote at general meetings only when dividends on such shares are in arrears. Cumulative irredeemable preference shareholders may also attend general meetings and vote on particular proposals when such proposals relate to an alteration of the rights attaching to such shares, a reduction of capital (other than through a redemption or repurchase of shares) or a winding up of business. On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares.

Issued share capital

The Company had an aggregate issued and outstanding ordinary share capital of £737 million as of 31 December 2014. The following table sets out information about the issued and outstanding classes of equity as of 31 December 2014.

	Shares issued and outstanding			Shares covered by outstanding options
Share class	2014 Million	2013 Million	2012 Million	2014 Million	2013 Million	2012 Million
Ordinary shares, nominal value 25p	2,950	2,947	2,946	17	20	25
8.375% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative irredeemable preference shares, nominal value £1	100	100	100	—	—	—

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

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of any outstanding awards under these schemes are set out in ‘IFRS Financial statements – note 29 – Group’s share plans’. Details of any discretionary plans are set out in Note 29 and/or the Directors’ remuneration report.

The matching share plan

Under the Aviva all employee share ownership plan (AESOP), eligible employees can invest up to statutory limits, currently £150 per month out of their gross salary in the Company’s shares. A matching element was introduced in April 2013 through which the Company matches every purchased share with two matching shares for the first £40 of a participant’s monthly contribution. Matching shares are subject to forfeiture if purchased shares are withdrawn from the AESOP within three years of purchase, as long as the employee remains employed by the Company. Participants are also eligible to receive dividend shares through the AESOP.

Aviva Group employee share ownership scheme

Aviva Group operates an Irish Revenue approved share scheme for employees of the Aviva Group in Ireland. Under the Aviva Group Employee Share Ownership Scheme, eligible employees can elect to forego some of their gross bonus and gross salary (up to a maximum of €12,700 per tax year) in exchange for the Company’s shares. The shares are held in trust for three years.

Aviva France employee profit sharing scheme

Aviva France operates an employee profit sharing scheme where employees are given an award based on a percentage of salary, which can be either received in cash or invested in one of four mutual funds. One of the four mutual funds is invested solely in Aviva plc ordinary shares. Any investment in a mutual fund must be held for at least five years.

Save as you earn scheme

The Aviva savings related share option scheme 2007 allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a 3, 5 or 7 year tax-advantaged savings contract, subject to a statutory savings limit, currently £500 per month. From 2012, only 3 and 5 year contracts have been offered and Aviva’s current policy is to apply a savings limit of £250 per month.

An Aviva Ireland save as you earn scheme allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must have saved through a 3 or 5 year tax-approved savings contract, subject to a statutory savings limit, currently €500 per month.

Shares to satisfy options and awards

From July 2008 until 2014, it was the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations made it necessary to issue new shares. During 2014 the Company has moved to a general practice of issuing new shares except where it is necessary to use shares held by an employee share trust.

At 31 December 2014, 2,585,824 shares were held by the employee share trusts as compared to 8,561,382 at 31 December 2013, in both instances following the share purchases and distributions to individual employees throughout the year. These shares have an aggregate nominal value of £646,456 and market value £12,528,317 as of 31 December 2014, compared to £2,140,346 and £38,500,535 at 31 December 2013, respectively. Shares held by separate employee share trusts on behalf of specific individuals have not been included in these amounts. Further details are given in ‘IFRS Financial statements – Note 30 – Shares held by employee trusts.’

Additional information

For the purposes of Listing Rule (LR) 9.8.4C R, the information required to be disclosed by LR 9.8.4 R can be found in the following locations:

Section in LR 9.8.4C R	Topic	Location in the annual report and accounts
1	Interest capitalised	N/A
2	Publication of unaudited financial information	N/A
3	Requirement deleted from the listing rules
4	Details of long-term incentive schemes	N/A
5	Waiver of emoluments by a director	N/A
6	Waiver of future emoluments by a director	N/A
7	Non pre-emptive issues of equity for cash	N/A
8	Item (7) in relation to major subsidiary undertakings	N/A
9	Parent participation in a placing by a listed subsidiary	N/A
10	Contracts of significance	N/A
11	Provision of services by a controlling shareholder	N/A
12	Shareholder waivers of dividends	IFRS Financial Statements – note 30
13	Shareholder waivers of future dividends	IFRS Financial Statements – note 30
14	Agreements with controlling shareholders	N/A

History of share capital

The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 1 January 2012	2,905,712,938
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	3,335,566
Shares issued in lieu of dividends[2]	36,923,757
At 31 December 2012	2,945,972,261
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	967,361
At 31 December 2013	2,946,939,622
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	3,547,718
At 31 December 2014	2,950,487,340

1. For more information on our various option schemes, see note 29 in the financial statements.

2. The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

There were no changes to the voting rights of any class of shares during 2012, 2013 and 2014, other than issuances in connection with our various employee option schemes and under the Company’s scrip dividend scheme. The Company did not issue shares for consideration other than cash during 2012, 2013 and 2014. In addition, at the Company’s general meetings in 2012, 2013 and 2014, shareholders authorised the limited dis-application of section 561 of the Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

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

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2014 £m	2013 £m	2012 £m
Salary and other short-term benefits	8.9	6.7	6.0
Other long term benefits	4.1	1.6	0.8
Post-employment benefits	1.0	1.1	1.9
Equity compensation plans	1.9	3.3	4.8
Termination benefits	—	1.1	1.5
Total	15.9	13.8	15.0

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

Services provided to other related parties

		2014		2013		2012
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	7	—	3	11	—	9
Joint ventures	28	154	51	56	23	54
Employee pension schemes	11	3	12	9	12	6
	46	157	66	76	35	69

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2014 amounts payable at year-end were £nil (2013: £nil), and expenses incurred during the period were £2 million (2013: £3 million).

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 16(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 16(a)(i).

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

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘IFRS Financial Statements – Note 16 – Interests in, and loans to, joint ventures’. Total loans at 31 December 2014 and at the end of each of the last three financial years are shown in the table below:

	2014 £m	2013 £m	2012 £m
Loans to joint ventures	73	24	43

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

From the 2009 interim dividend to the 2012 interim dividend, shareholders on record were provided the opportunity to elect to receive dividends in the form of newly issued ordinary shares through the Aviva Scrip Dividend Scheme. For the 2012 final and subsequent dividends, the Aviva Scrip Dividend Scheme has been withdrawn.

An interim dividend is generally paid in November of each year. A final dividend is typically proposed by the Company’s Board after the end of the relevant year and generally paid in May1. The following table shows certain information regarding the dividends that we paid on ordinary shares for the periods indicated in pounds sterling and converted into US dollars at the noon buying rate in effect on each payment date.

____________________

1	In December 2014, the directors proposed a final dividend subject to shareholder approval.

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80
2011	10.00	15.70	16.00	25.27
2012	10.00	15.85	9.00	13.67
2013	5.60	9.01	9.40	15.79
2014	5.85	9.15	12.25	na

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in note 40 to the IFRS Financial Statements. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in note 51(b) to the IFRS Financial Statements.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries, joint ventures and associates to third parties. As of 31 December 2014, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Principal warranties include the accuracy and completeness of the statement of financial position at an agreed specified date, details of outstanding litigation, regulatory matters, material contractual commitments, the position on tax filings and other customary matters together with any specific items identified during due diligence. In addition, specific clauses cover such items as regulatory approvals and licences, the basis of calculation regarding actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

We have received notice of a number of claims on recent disposals, and where appropriate, hold provisions in respect of such claims. There are also open claim periods on other recent disposals in respect of which we have neither received, nor have any reason to believe we will receive, any claims. Accordingly, as of 31 December 2014, we believe that appropriate provisions have been made regarding known and expected material warranty and indemnity claims relating to recent disposal activity.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities in our UK Life business, as set out in note 22 to the IFRS Financial Statements. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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

Note 16 to the IFRS Financial Statements provides a list of the principal PLPs accounted for as joint ventures, as well as summarised information on the income, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2014, we had £70 million capital commitments to these PLP joint ventures.

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

At 31 December 2014, total consolidated cash and cash equivalents net of bank overdrafts amounted to £22,564 million, a decrease of £3,425 million from £25,989 million in 2013.

Processes for monitoring and managing liquidity risk, including liquidity stress models, have been enhanced to take into account the extraordinary market conditions, including the impact on policyholder and counterparty behaviour, the ability to sell various investment assets and the ability to raise incremental funding from various sources. Management has taken steps to strengthen liquidity in light of its assessment of the impact of market conditions and intends to continue to monitor liquidity closely.

Management of capital resources

We seek to maintain an efficient capital structure using a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. This structure is consistent with our risk profile and the regulatory and market requirements of our business.

In managing our capital, we seek to:

•	Match the profile of our assets and liabilities, taking into account the risks inherent in each business;
•	maintain financial strength to support new business growth whilst still satisfying the requirements of policyholders, regulators and rating agencies;
•	retain financial flexibility by maintaining strong liquidity, access to a range of capital markets and significant unutilised committed credit lines;
•	allocate capital efficiently to support growth and repatriate excess capital where appropriate; and
•	manage exposures to movements in exchange rates by aligning the deployment of capital by currency with our capital requirements by currency.

We are subject to a number of regulatory capital tests and employ realistic scenario tests to allocate capital and manage risk. The impact of these regulatory capital tests on our ability to transfer capital around the Group through dividends and capital injections is discussed later in this section under the headings ‘Sources of liquidity’ and ‘Capital injections’.

At 31 December 2014, the Group had £17.6 billion (31 December 2013: £16.1 billion) of total capital employed on an IFRS basis in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, a direct capital instrument, subordinated debt and internal and external borrowings.

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

In July 2014, we issued €700 million of Lower Tier 2 subordinated debt callable in 2024. In November 2014, we repaid a €700 million direct capital instrument at its first call date.

At 31 December 2014, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £7.4 billion (2013: £7.8 billion). Of the total borrowings, £5.3 billion (2013: £5.1 billion) are considered to be core borrowings and are included within the Group’s capital employed. The balance of £2.1 billion (2013: £2.7 billion) represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2014, we had undrawn committed credit facilities expiring within one year of £0.4 billion (2013: £0.4 billion) and £1.2 billion in credit facilities expiring after more than one year (2013: £1.1 billion). Of these facilities, £750 million was allocated in 2014 (2013: £750 million) to support our commercial paper programme.

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘IFRS Financial statements – note 47 – Borrowings’. Commercial paper is issued for terms up to 12 months and is generally reissued at maturity. The earliest repayment date for other debt instruments is a €500 million subordinated debt instrument with a first call date of 29 September 2015 at the option of the Company. At this time Aviva will have the option of repaying the debt or accepting a step-up in the coupon credit margin and deferring repayment until future coupon dates. This debt is perpetual, with no fixed redemption date.

The table below presents our debt position for the periods indicated:

	2014 £m	2013 £m
Core structural borrowings
Subordinated debt	4,594	4,370
Debenture loans	200	199
Commercial paper	516	556
	5,310	5,125
Operating borrowings
Operational borrowings at amortised cost	696	1,410
Operational borrowings at fair value	1,372	1,313
	2,068	2,723
	7,378	7,848
Less: Amounts classified as held for sale	—	(29)
Total	7,378	7,819

In the UK, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,372 million (2013: £1,313 million). We continue to receive fees from these special purpose entities in respect of loan administration services.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘IFRS Financial statements – note 22 – Securitised mortgages and related assets’.

Undrawn borrowings

At 31 December 2014, we had £1.6 billion (2013: £1.5 billion) undrawn committed central borrowing facilities available to us, provided by a range of leading international banks, all of which have investment grade credit ratings. We have allocated £750 million to support the credit rating of Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2014 £m	2013 £m
Expiring within one year	350	400
Expiring beyond one year	1,200	1,100
Total	1,550	1,500

Our committed central borrowing facilities have two financial covenants:

•	Borrowings (excluding non-recourse indebtedness) may not exceed total shareholders’ funds. The definition of borrowings is specified in each credit facility. At 31 December 2014 borrowings were no more than 45% of total shareholders’ funds for all facilities.
•	Total shareholders’ funds to exceed 32% of non-life net written premiums for the previous 12 months. At 31 December 2014, total shareholders funds were 190% of non-life net written premiums.

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

The table below shows liquid resources provided by the business units to Group centre holding companies during the year. Cash remittances include amounts received from UKGI in February 2015 in respect of 2014 activity:

Amounts received in respect of 2014 activity	£m
UK & Ireland life	437
France	245
Poland	106
Italy	32
Spain	68
Other Europe	3
Canada	138
Asia	23
Other[1]	66
1,118
UK & Ireland general insurance & health[2]	294
Total	1,412
1	Other includes Aviva Investors and Group Reinsurance.
2	Cash remittances include amounts of £273 million received from UKGI in February 2015 in respect of 2014 activity.

Excess centre cash flow represents cash remitted by business units to Group centre holding companies less central operating expenses and debt financing costs paid by the Group centre holding companies. It is an important internal measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections. It is a measure at the Group centre holding companies level and differs from the Group and parent company operating cash flow on an IFRS basis. The Group consolidated operating cash flow is discussed on page 92.

	2014 £m	2013 £m
Dividends received	1,412	1,269
External interest paid	(425)	(445)
Internal interest paid	(151)	(202)
Central spend	(199)	(233)
Other operating cash flows[1]	55	31
Excess centre cash flow[2]	692	420
1	Other operating cash flows include central investment income and group tax relief payments.
2	Before non-operating items and capital injections.

The increase of £272 million in excess centre cash flow is primarily driven by higher remittances across the majority of businesses, a decrease in internal interest from the reduction of the intercompany loan and lower expenses.

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2014, Aviva plc itself had distributable reserves of £3,137 million, which would have covered four years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading ‘Regulatory capital position’. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

The Group has received and expects to receive proceeds on completion of the disposals as disclosed in ‘IFRS Financial statements – note 4 – Subsidiaries’.

Aviva plc maintains two £2 billion commercial paper programmes, one of which is guaranteed by Aviva Insurance Limited, which allow debt to be issued in a range of currencies. At 31 December 2014, outstanding debt issued under the unguaranteed programme was £516 million (2013: £556 million). No commercial paper has been issued under the guaranteed programme in 2013 or 2014. More details of movements in debt can be found in the ‘Management of debt section’.

Aviva plc has also issued longer term debt under a Euro Medium Term Note (EMTN) programme. Debt issued under this programme may be senior debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2014, the outstanding debt (including equity accounted fixed rate tier 1 notes) issued under this programme was £2,860 million (2013: £2,626 million).

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.

In 2014, total cash paid by the Company as ordinary and preference dividends and coupon payments on direct capital instruments and Fixed Rate Tier 1 notes amounted to £554 million, compared with £538 million in 2013.

In 2014, our total interest costs on central borrowings were £310 million. This compared with £328 million of interest paid on central borrowings in 2013. Total corporate centre expenses in 2014 were £132 million compared with £150 million in 2013.

An additional application of our funds is the acquisition of businesses. In 2014, cash paid for the acquisition of subsidiaries, joint ventures and associates from continuing operations net of cash acquired amounted to £79 million, compared with cash paid of £29 million in 2013.

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

Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £567 million and £157 million in 2014 and 2013 respectively. Payments during the year include initial capitalisation of the Group’s internal reinsurance vehicle and other restructuring activity.

Consolidated cash flows2

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

Year ended 31 December 2014

Net cash from operating activities

Total net cash from operating activities (continuing operations) decreased by £2,643 million to a £544 million outflow in 2014 (2013: £2,099 million inflow restated for IAS 32). The net operating cash outflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group’s participation in these funds.

Net cash from investing activities

Net cash used in investing activities (continuing operations) decreased by £562 million to £228 million outflow (2013: £334 million inflow restated for IAS 32). The decrease in cash is mainly due to lower inflows from disposals and higher purchases of property and equipment.

Net cash outflow on financing activities

Net cash used in financing activities (continuing operations) increased by £407 million to an outflow of £1,955 million (2013: £1,548 million outflow). The increase is mainly due to the redemption of a direct capital instrument.

Net cash and cash equivalents

At 31 December 2014, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £22,564 million, a decrease of £3,425 million over £25,989 million in 2013 (restated for IAS 32).

Year ended 31 December 2013

Net cash from operating activities

Total net cash from operating activities increased by £408 million to a £4,018 million inflow in 2013 (2012 restated: £3,610 million inflow). The increase was primarily due to an increase in operating cash flows in US Life prior to disposal, partly offset by changes in working capital.

Net cash from investing activities

Net cash used in investing activities increased by £1,239 million to £1,254 million outflow (2012: £15 million outflow). The movement is mainly a result of the disposal of the US Life business.

Net cash outflow on financing activities

Net cash used in financing activities increased by £410 million to an outflow of £1,529 million (2012: £1,119 million outflow). The increase in cash used is due to repayment of borrowings, a lower dividend payment and 2012 benefitting from the issue of fixed rate tier 1 notes.

Net cash and cash equivalents

At 31 December 2013, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £25,989 million, an increase of £1,425 million over £24,564 million in 2012 (restated for IAS 32).

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

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	31 December 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	6.0	8.4	14.4	14.4
Less: capital resources requirement	(6.0)	(5.2)	(11.2)	(10.8)
Insurance Group Directive (IGD) excess solvency	—	3.2	3.2	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

____________________

[2]	Comparatives have been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.4 billion since FY13 to £3.2 billion. This total includes an adverse impact of £0.4 billion from recognising the proposed final dividend for 2014 that was announced on 2 December 2014 as part of the announcement of the Group’s offer to acquire Friends Life Group Limited. The dividend is subject to approval by shareholders at the AGM, but is considered foreseeable and is therefore deducted from the 31 December 2014 IGD surplus. In contrast, the 2013 final dividend of £0.3 billion was not foreseeable as at 31 December 2013, and was not deducted from the 2013 year-end IGD surplus.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Adjusted operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.6)
Market movements including foreign exchange[1]	0.2
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.3)
Pension scheme funding	(0.2)
Acquisitions and disposals	0.2
Increase in capital resources requirement	(0.3)
Estimated IGD solvency surplus at 31 December 2014 (excluding foreseeable dividend)	3.6
Foreseeable dividend	(0.4)
Estimated IGD solvency surplus at 31 December 2014	3.2
1	Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. In the period market movements also include positive variances in the UK due to a change in the model used to value certain equity release assets and the consequential impact on the liabilities that they back, offset by the higher cost of replacing mortgages after a fall in the risk free interest rate.

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2014 £m	2013 £m	2012 £m
Investment property	97	3	6
Property and equipment	8	24	36
Total	105	27	42

Contractual obligations for future repairs and maintenance on investment properties are £nil (2013: £nil, 2012: £nil). We have capital commitments to joint ventures of £70 million (2013: £140 million, 2012: £41 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

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

Overview of regulation as it affects our business

Our principal insurance and fund management operations are in the UK, Europe, Canada and the Asia Pacific region. We are therefore subject to financial services regulation and local regulatory supervision in all these areas, as individually covered below.

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

The EU operates by promulgating directives that must be implemented into local national legislation within each EU member country. These directives can either be framed as minimum or maximum harmonisation for the standards for national legislatures to meet. National governments may not pass laws which fail to meet the standards set out in a directive, but are generally free to impose legal requirements which go beyond those required other than where a directive on a maximum harmonisation basis applies. Even greater detail may be imposed through the rules and regulations of national regulators and, for financial services businesses these rules can be extensive.

The EU may also impose requirements directly on countries through regulation. EU financial services regulation is based on the principle of ‘home country control’, which makes the home country regulator responsible for monitoring compliance with all applicable regulation.

Key directives of particular relevance to the financial services industry, and so to Aviva’s businesses in the EU include:

European System for Financial Supervision

The European System for Financial Supervision comprises European Supervisory Authorities, including the European Insurance and Occupational Pensions Authority (EIOPA). Its aims include achieving consistent regulation and supervision within the European Union. In this respect it is able to issue supervisory guidelines on a comply or explain basis to National Competent Authorities and where European Directives provide Delegated Acts, it may propose Regulatory Technical Standards to the Commission.

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

Insurance Groups Directive (IGD)

The IGD required member states to introduce the following measures to strengthen supervision of insurance companies which are part of a group:

•	An adjustment margin to the solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate ‘double-gearing’ (the use of the same regulatory capital in more than one entity of a group).
•	An additional parent undertaking solvency margin calculation analogous to the adjusted margin test referred to above, to be applied at the level of the parent undertaking.
•	The introduction of solo supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the Group and the supervision of intra-group transactions.
•	Further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

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

Solvency II

From 1 January 2016 the Solvency II will replace the directives listed above (Third Life and non Life Directives, Insurance Groups Directive and Reinsurance Directive). Solvency II will be a new harmonised European prudential framework that reflects risk management practices to define required capital and manage risk.

The framework has three main pillars:

•	Pillar 1 consists of the quantitative requirements (for example the amount of capital an insurer should hold);
•	Pillar 2 sets out requirements for the governance and risk management of insurers, as well as their supervision; and
•	Pillar 3 focuses on disclosure and transparency requirements.

Distance Marketing Directive

Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:

•	setting minimum standards for information that must be provided to consumers before entering into a financial services contract by ‘distance means’; and
•	for certain products and services, giving a cooling-off period in which a consumer may cancel a contract without penalty.

Insurance Mediation Directive

This requires EU member states to establish a framework to:

•	ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements;
•	ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch; and
•	impose requirements on insurance intermediaries to provide specified minimum information to potential customers.

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

Systemic Risk

In July 2013 the Financial Stability Board (FSB) designated nine insurance groups as Global Systemically Important Insurers G-SIIs. As an international insurer, Aviva is one of the firms that has been designated as a G-SII. Alongside the FSB’s designation the International Association of Insurance Supervisors (IAIS) published policy measures that will apply to G-SIIs. The policy measures include enhanced supervision, recovery and resolution planning, the preparation of systemic risk management and liquidity risk management plans. The policy measures also include higher loss absorbency requirements (HLA). In the absence of a global capital framework for insurers, the IAIS has developed a Basic Capital Requirement (BCR) to provide a comparable foundation for the application of HLA to G-SIIs. The IAIS plans to develop its approach to HLA during 2015 which will be applicable to G-SIIs from 2019.

Insurance Capital Standard (ICS)

The Financial Stability Board (FSB) has stated that a sound capital and supervisory framework for the insurance sector is essential for supporting financial stability. In this respect the IAIS will develop a work plan to develop a comprehensive, group wide supervisory and regulatory framework for Internationally Active Insurance Groups (IAIGs), including a quantitative capital standard. The ICS will be incorporated into the global framework for the supervision of internationally active insurance groups (ComFrame) that the IAIS is developing. The IAIS plans to develop the ICS by 2016 for implementation from 2019 along with the rest of ComFrame.

Future EU developments

There are a number of European dossiers that are expected to continue to progress during 2015, including Packaged Retail and Insurance-based Investment Products (PRIIPs) that will introduce common product disclosure standards, the review of the Insurance Mediation Directive (IMD) and MiFID.

United Kingdom

The regulatory structure

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

The PRA has two statutory objectives:

•	to promote the safety and soundness of regulated firms; and
•	in the case of insurers, to contribute to securing an appropriate degree of protection for policyholders.

The FCA is a company limited by guarantee, accountable to the UK Treasury, and through the Treasury, to the UK Parliament. It is operationally independent of government and entirely funded by the firms it regulates. The FCA’s strategic objective as set out in the FS Act is to ensure that markets “function well” and it is responsible for the conduct regulation of all financial services firms (including those prudentially regulated by the PRA, such as insurers). In addition, the FCA prudentially regulates those financial services firms not supervised by the PRA, including most asset managers. The FCA has three operational objectives:

•	securing an appropriate degree of protection for consumers;
•	protecting and enhancing the integrity of the UK financial system; and
•	promoting effective competition in the interests of consumers in the markets for financial services.

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

Authorised Firms must at all times meet specified threshold conditions, including possession of adequate resources for the carrying on of their business, and being fit and proper to conduct that business, having regard to all the circumstances. Authorised Firms must also operate in accordance with the FCA’s Principles for Business if solo regulated and the PRA’s Fundamental Rules and FCA’s Principles for Business if dual regulated. The FCA has 11 high level principles for conducting financial services business in the UK, including maintenance of adequate systems and controls, treating customers fairly, and communicating with customers in a manner that is clear, fair and not misleading. The PRA has 9 Fundamental Rules including organising and controlling its affairs responsibly and effectively and acting in a prudent manner.

The PRA and FCA regulatory regimes are based on the principle that firms should have effective systems and controls, including robust risk management, which are appropriate to the size, complexity and diversity of their business.

UK Regulation of the Aviva Group

A number of the Groups’ UK subsidiaries are “dual regulated” (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation)) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation).

Aviva plc, although not directly authorised, does come within the scope of some regulation as the ultimate insurance holding company in the Group. The PRA and FCA have powers under the FS Act in relation to unregulated parent undertakings (“qualifying parent undertakings”) that control and exert influence over regulated firms. The powers include the ability to make directions imposing requirements on parent undertakings, take enforcement action where such directions are breached and gather information from parent undertakings.

As Aviva is a UK-based group, the PRA has the responsibility of acting as lead regulator (i.e. the cross-sector supervisory co-ordinator) for the Group within the EU.

Aviva was designated as a Global Systemically Important Insurer G-SII by the IAIS. The IAIS has developed a framework of policy measures for G-SIIs. The policy framework includes:

•	The recovery and resolution planning requirements under the Financial Stability Board’s Key Attributes of Effective Resolution Regimes;
•	Enhanced group-wide supervision; and
•	Higher loss absorbency requirements (HLA).

The enhanced group wide supervision of G-SIIs introduces more tailored regulation, greater supervisory resources and more thorough use of existing supervisory tools compared to the supervision of non-systemically important insurers. For G-SIIs, the group-wide supervisor has specific powers over holding companies to ensure that a direct approach to group-wide supervision can be applied. In addition, other involved supervisors may have direct or indirect powers over holding companies in their jurisdiction.

UK regulated entities within Aviva plc

DUAL REGULATED	SOLO REGULATED
Aviva Annuity UK Ltd	Aviva Equity Release UK Ltd
Aviva Health UK Ltd	Aviva Insurance Services UK Ltd
Aviva Insurance Ltd	Aviva Investors London Ltd
Aviva International Insurance Ltd	Aviva Investors Global Services Ltd
Aviva Investors Pensions Ltd	Aviva Investors UK Fund Services Ltd
Aviva Life & Pensions UK Ltd	Aviva Investors UK Funds Ltd
Gresham Insurance Company Ltd	Aviva Life International Ltd
The Ocean Marine Insurance Company Ltd	Aviva Life Services UK Ltd
Aviva Pension Trustees UK Ltd
Aviva Wrap UK Ltd
ORN Capital LLP
TenetConnect Ltd
TenetConnect Services Ltd
TenetLime Ltd

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

Control over a UK Authorised Firm is acquired if the acquirer:

•	holds 10% (or 20% if the Authorised Firm is an insurance intermediary) or more of the shares, or voting power, in that firm, or a parent undertaking of the firm; or
•	is able to exercise significant influence over the management of the firm by virtue of the acquirer’s shares or voting power in that company or a parent undertaking of the firm.

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

Determination of the ECR involves the comparison of two separate measurements of the Authorised Firm’s financial resources requirements, which the PRA refers to as the ‘twin peaks’ approach. The two separate peaks are:

•	the requirement comprised by the mathematical reserves plus the ‘long term insurance capital requirement’ (the LTICR), together known as the ‘regulatory peak’; and
•	a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

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

The regulators’ enforcement powers, which may be exercised against both Authorised Firms and Approved Persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or of an Approved Person’s status. The FCA may also vary or revoke an Authorised Firm’s permissions to protect the interests of consumers or potential consumers if the Authorised Firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FCA has further powers to obtain injunctions against Authorised Persons and to impose or seek restitution orders where consumers have suffered loss.

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

The FSCS levy is to split into twelve broad classes:

•	the deposits class;
•	the life and pensions provision class;
•	the general insurance provision class;
•	the investment provision class;
•	the life and pensions intermediation class;
•	the home finance intermediation class;
•	the investment intermediation class;
•	the general insurance intermediation class;
•	the deposit acceptor’s contribution class;
•	the insurers – life contribution class;
•	the insurers – general contribution class; and
•	the home finance providers and administrators’ contribution class.

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

In addition, at least once a year the AVLAP Board must consider whether a distribution is required to be made from the Old with-profits sub-fund (“Old WPSF”) inherited estate. Such a distribution will ordinarily be required if the level of the inherited estate of the Old WPSF exceeds the Required Distribution Threshold as described in the Reattribution Scheme of Transfer effective from 1 October 2009 (‘The Scheme’) on any such annual investigation from the third such investigation after 1 October 2009. The Scheme permits distributions from the Old WPSF inherited estate earlier than required by The Scheme where the AVLAP Board determines that a distribution is necessary for the fair treatment of Old WPSF customers. The AVLAP Board has set aside £89 million as at 31 December 2014 to be applied to enhance the with-profits benefits of customers as they leave the Old WPSF. An Annual investigation may also be carried out to determine if a Release to shareholders can be made from the RIEESA. Releases can only be made:

•	if the Reattributed Inherited Estate exceeds the Permitted Release Threshold as defined in the Scheme;
•	the AVLAP Board (based on appropriate actuarial advice including that of the With-Profits Actuary) are of the opinion that the Release will not give rise to a significant risk that the New with-profits sub-fund (including the RIEESA) would be unable to meet its obligations to policyholders and its capital requirements or the Old WPSF would be unable to meet its obligations to policyholders; and
•	following the sixth annual investigation after 1 October 2009 or later investigation and provided that investigation and investigations made in the previous 2 years determined that the Reattributed Inherited Estate exceeded the Permitted Release Threshold.

Reporting requirements

PRA rules require insurance companies to submit annually their audited annual accounts, statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function with the regulator. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The PRA uses the annual return to monitor the solvency (i.e. the ability to meet current and future obligations such as claims payments to policyholders) of the insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether they have complied in all material respects with the requirements of Senior Management Arrangements, Systems and Controls (SYSC), Principles for Businesses (PRIN), Interim Prudential Sourcebook for Insurers (IPRU (INS)), General Prudential Sourcebook (GENPRU) and Prudential Sourcebook for Insurers (INSPRU). The directors must also certify that the company has completed its return to the PRA properly in accordance with the PRA’s instructions, and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the PRA rules.

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

United States

Aviva plc reached agreement, in December 2012, to sell Aviva USA Corporation (Aviva USA) and its subsidiaries and the sale was completed in October 2013. Aviva USA was domiciled in Iowa and was the holding company for Aviva Life and Annuity Company which was licensed to conduct business in all states except New York and Washington D.C. In New York it operated a wholly owned subsidiary, Aviva Life Insurance Company of New York. Further details of the sale of Aviva USA and the settlement in 2014 of the purchase price adjustments related to the sale can be found in the sections “Financial and operating performance - Discontinued Operations, United States”.

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

There are wholly owned businesses in Singapore and Hong Kong. During 2014 Aviva also operated businesses in China, India, Taiwan, South Korea, Indonesia and Vietnam which, depending on the nature and extent of the control exerted by Aviva, were accounted for as subsidiaries, joint ventures or associates. In 2014, our business in Indonesia was restructured into a 50-50 joint venture with Indonesia’s largest listed company, PT Astra International Tbk to sell and distribute life insurance products in Indonesia. The business in South Korea was sold in 2014. The business in Malaysia was sold in April 2013. The Asia area is made up of a number of widely differing and independent markets. The markets tend to be at different stages in their development but each has its own regulatory structures and Aviva complies with the local regulation in each of the countries in which it operates.

Industry regulation typically focuses on financial stability and market conduct i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets regulators have the power to revoke operating licences, regulate shareholder structures and the participation in and the payment of dividends. Asia markets are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

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

Our results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth, high sovereign debt within, and to a lesser degree outside, the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in, and emanating from, the Middle East, Russia, Ukraine and North Africa, have contributed to increased volatility in the financial markets in recent years and have diminished growth expectations for the global economy going forward. Global fixed income markets continue to experience periods of both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.

Factors relating to general economic conditions (such as consumer spending, business investment, government spending, exchange rates and commodity prices) uncertainty over the United Kingdom’s continued membership of and influence in the European Union (“EU”), the volatility and strength of both debt and equity markets, and inflation, all affect the profitability of our business. In a sustained economic phase of low growth and high public debt, characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies or claims of mis-selling. Any potential material adverse effect will also be dependent upon customer behaviour and confidence.

As a result of these market exposures, our financial position and results of operations may be subject to significant volatility, and there can be no assurance as to the effects of this volatility, particularly if it is prolonged, on our financial position or results of operations. Such effects may include, inter alia: (i) a general reduction in business activity and market volumes which affects fees, commissions and margins from customer-driven transactions and revenues, and from sales of insurance products; (ii) market downturns which are likely to reduce the volume and valuations of assets managed on behalf of clients, thereby reducing asset-based and performance-based fees; (iii) reduced market liquidity, limiting trading and arbitrage opportunities and presenting impediments for managing risks, impacting both trading income and performance-based fees; (iv) a reduced value in assets held for our own account as trading positions could continue to fall in value; (v) increased impairments and defaults on credit exposures and on trading and investment positions, which losses may be exacerbated by falling collateral values; (vi) increased collateral requirements under derivative and other financial instruments; (vii) increased costs of hedging against market risks such as equity or interest rate exposure; (viii) pressure to reduce equity and/or debt investments or maintain additional capital in respect of such holdings; (ix) an increase in technical provisions and capital requirements in response to market-related stress tests; and (x) a requirement to hold a larger proportion of liquid assets in order to off-set the impact of a reduction in market liquidity on a company’s ability to meet payment obligations.

The interdependence of global financial institutions means that the failure of a sufficiently large and influential financial institution could materially disrupt global securities markets or clearance and settlement systems in the markets. This could cause severe market decline or volatility. Such a failure could also lead to a chain of defaults by counterparties that could materially adversely affect the Group. This risk, known as “systemic risk”, could adversely impact our future product sales as a result of reduced confidence in the financial services industry. It could also adversely impact our results because of market declines and write-downs of assets.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.

We offer our products and services in Europe (including the United Kingdom (“UK”)), North America and the Asia Pacific region through wholly owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which we are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities which we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions.

Credit risks relating to Aviva’s business

Market developments and government actions regarding the sovereign debt crisis in Europe, particularly in Greece, Cyprus, Ireland, Italy, Portugal and Spain, could have a material adverse effect on our results of operations, financial condition and liquidity.

The continued uncertainty over the outcome of various EU and international financial support programmes, and the possibility that other EU member states may experience similar financial pressures, could further disrupt global markets. In particular, this crisis has disrupted, and could further disrupt, equity and fixed income markets, and has resulted in volatile bond yields on the sovereign debt of EU members.

The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and U.S. based financial institutions, the stability of the global financial markets and any economic recovery. We hold investments in both UK and non-UK securities.

If an EU member state were to default on our obligations or to seek to leave the eurozone, or if the eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group. Past political negotiations in the United States over raising the U.S. debt ceiling indicate that a risk of sovereign debt default and the potential adverse impact on global markets which could result from this is not limited to the eurozone. Such events could adversely affect our business and results of operations, financial condition and liquidity.

Credit spread volatility may adversely affect the net unrealised value of our investment portfolio and the results of our operations.

Our exposure to credit spreads primarily relates to market price variability associated with changes in credit spreads in our investment portfolio, which is largely held to maturity. Credit spread moves may be caused by changes in the perception of the creditworthiness of a company, or from market factors such as the market’s risk appetite and liquidity. A widening of credit spreads will generally reduce the value of fixed income securities we hold. Conversely, credit spread tightening will generally increase the value of fixed income securities we hold. It can be difficult to value certain of our securities if trading becomes less liquid. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes that could have a material adverse effect on our consolidated results of operations or financial condition. Downturns in the net unrealised value of our investment portfolio may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive and under the Individual Capital Assessment required by the Prudential Regulation Authority (“PRA”) in the UK. Although our financial statements reflect the market value of assets, our priority remains the management of assets and liabilities over the longer term.

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

We are also susceptible to an adverse financial outcome from a change in third-party credit standing. As well as having a potential impact on asset values and, as a result, our financial condition and results of operations, credit rating movements can also impact our solvency position where regulatory capital requirements are linked to the credit rating of the investments held. Such movements could impact on the Group’s solvency, profitability and shareholders’ equity.

Market risks relating to Aviva’s business

Changes in interest rates may cause policyholders to surrender their contracts, reduce the value of our investment portfolio and may have an adverse impact on our asset and liability matching, which could adversely affect our results of operation and financial condition.

Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations, inflationary factors, fiscal deficits, trade surpluses or deficits, regulatory requirements and other factors beyond our control.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability of assets and liabilities associated with changes in interest rates.

Some of our products, principally traditional participating products, universal life insurance and annuities expose us to the risk that changes in interest rates will reduce our ‘spread’, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our spread is a key component of our net income. As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment return. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates, which increases this risk. Lowering interest crediting or policyholder bonus rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or by contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortisation of policy acquisition costs and significantly lower spreads may cause us to accelerate amortisation, thereby reducing net income in the affected reporting period. In addition, during periods of declining interest rates, the guarantees within existing life insurance and annuity products may be more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. Accordingly, during periods of declining interest rates, profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

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

Our mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of our estimated liability cash flow profile. However, it may not be possible to hold assets that will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with less developed bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk that can be managed but not eliminated. In addition, our estimate of the liability cash flow profile may be inaccurate for other reasons, such as varying mortality, morbidity or general insurance claims, and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Such a loss could have a material adverse effect on our results of operations and financial condition.

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

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our unit-linked, participating and fund management business. The unit-linked and fund management business depends on fees related primarily to the value of assets under management and would therefore be reduced by declines in equity and property markets. Profit could also be reduced as a result of current investors withdrawing funds or reducing their rates of on-going investment with our fund management companies, or switching to lower risk funds generating lower income, or as a result of our fund management companies failing to attract funds from new investors. Similarly, bonuses credited to participating policyholders will reduce following declines in equity and property markets and this will generally also lead to reductions in transfers to shareholders.

Downturns in equity markets may also have a material adverse effect on our regulatory capital surplus as measured under the EU Insurance Groups Directive and under the Individual Capital Assessment required by the PRA in the UK.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefit and policyholder account balances, negatively affecting net income. For property investment, we are subject to counterparty, valuation and liquidity risks. These investments may be adversely affected by weakness in property markets and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities and commercial mortgage-backed securities and covered bonds. There is the risk that the underlying collateral may fall in value causing the investment in securities to fall in value. The markets for these property investments and instruments can become illiquid, and issues relating to counterparty credit ratings and other factors may increase pricing and valuation uncertainties. We are indirectly exposed to property risk through our UK commercial finance lending.

Fluctuations in currency exchange rates may adversely affect our results of operations and financial condition.

We operate internationally and are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2014, more than half of our premium income from continuing operations arose in currencies other than sterling, and our net assets were denominated in a variety of currencies, of which the largest are the euro, sterling and Canadian dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on our regulatory capital surplus based on the EU Insurance Groups Directive and under the Individual Capital Assessment required by the PRA in the UK.

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

Asset management risks relating to Aviva’s business

Our fund management business may be affected by the poor investment performance of the funds we manage

Poor investment returns in our investment management business, due either to general market conditions or underperformance (relative to competitors or to benchmarks) by funds or accounts that we manage, may adversely affect our ability to retain existing assets and to attract new clients or additional assets from existing clients. The ability of our investment team to deliver strong investment performance depends in large part on our ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of our strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions. This could adversely affect the management and incentive fees that we earn on assets under management.

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

Liquidity risks relating to Aviva’s business

Adverse capital and credit market conditions may adversely affect our financial flexibility in addressing liquidity needs, as well as access to and the cost of capital which could adversely affect our results of operations or financial condition.

At Group level, we need some of our invested assets to be liquid to pay our operating expenses, taxes, interest on our debt, dividends on our capital stock and to repay maturing debt. At an operational level we also need liquidity to meet insurance claims. Without sufficient liquidity, we could be forced to curtail our operations and our business would suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, junior subordinated debt, securities, capital securities and stockholders’ equity.

We hold certain investments that may lack liquidity such as privately placed fixed-maturity securities, and unlisted equities. The valuations of such assets are based on inputs which are not directly observable in the market. The inputs used reflect the assumptions that we consider market participants would normally use based on a combination of independent third party evidence and internally developed models, intended to be calibrated to market observable data where possible. These are known as Level 3 asset classes in our fair value hierarchy and represented 17% of total financial assets and investment properties held at fair value as of 31 December 2014. As has been the case across the industry, even some higher-quality assets have been more illiquid as a result of the recent challenging market conditions.

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

We may refinance existing financing arrangements and may, in exceptional circumstances, need to seek additional financing to supplement liquidity available from internal resources. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry and the market’s perception of our financial condition. Disruptions and uncertainty or volatility in the capital and credit markets, as has been experienced in the last few years, in particular throughout the eurozone, may exert downward pressure on availability of liquidity and credit capacity for certain issuers and, if access to liquidity is constrained for a prolonged period of time, may limit our access to capital required to operate and grow our business at a sustainable cost. Although we do not currently anticipate any severe disruptions to the capital and credit markets, there can be no assurance that any disruption will not arise. Such market conditions may limit our ability to replace, in a timely manner, maturing debt, satisfy statutory capital requirements and generate fee income and market related revenue to meet liquidity needs.

As such, we may be forced to reduce our dividends, delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease profitability and reduce financial flexibility. Our results of operations, financial condition and cash flows could be materially adversely affected.

As a holding company, Aviva plc is dependent over the medium to long term on its operating subsidiaries to cover operating expenses and dividend payments.

As a holding company, Aviva plc has no substantial operations of its own. Our principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends and could prompt a decision to inject capital, which in some more adverse circumstances and over the longer term could limit our ability to pay dividends to shareholders. This could have a material adverse impact on our business.

A requirement to pay down intercompany indebtedness early could have negative consequences for our business and results of operations.

An intercompany loan from Aviva Group’s UK general insurance company, Aviva Insurance Limited, to the Aviva Group’s holding company, Aviva Group Holdings Limited, was established in February 2013 (the balance of which was £3.2 billion as at 31 December 2014 and £2.8 billion at the end of February 2015). The Aviva Group has agreed with the board of Aviva Insurance Limited an appropriate target for the long-term level of this loan as part of Aviva Insurance Limited’s capital structure. That level has been set such that Aviva Insurance Limited places no reliance on the loan to meet its stressed insurance liabilities, as assessed on a 1:200 basis. The Aviva Group’s prudential regulator, the PRA, has agreed to this approach. This objective is not expected to change as a result of the proposed acquisition of Friends Life by Aviva (the “Proposed Acquisition”) and plans to reduce the internal loan to approximately £2.2 billion by the end of 2015 currently satisfy this objective. However, a requirement to reduce the loan more rapidly or to a greater extent than planned, including accelerating the cash repayment of the loan, for example following a loss or deterioration in the capital position of Aviva Insurance Limited, could have negative consequences for our business and results of operations and, in particular, could impact on the ability of Aviva Insurance Limited to remit dividends to Aviva plc.

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

Our life insurance companies are required to make a number of assumptions in relation to the business written, including the mortality and morbidity rates of our customers (the proportion of customers dying or falling sick or recovering from illness), the development of interest rates, persistency rates (the proportion of customers retaining existing policies and continuing to pay premiums up to their maturity dates), the exercise by customers of options included within their policies and future levels of expenses. By their nature, these assumptions may prove to be incorrect.

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

A strengthening in the longevity assumption, either to reflect changes in the underlying life expectancy (for example, as a result of healthier lifestyles, improved screening programmes or increased availability or effectiveness of medical treatments) of the population or of our particular portfolio used to calculate our long-term business liabilities, would result in an increase in these reserves and reduce shareholders’ equity.

If our business does not perform well or if actual experience versus management estimates used in valuing and amortising Deferred Acquisition Costs (“DAC”) and Acquired value of in-force business (“AVIF”) varies significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect the results of operations or financial condition.

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

Our business is exposed to volatile natural and man-made disasters such as pandemics, hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Such events may not only affect insurance claims, but could also adversely impact investment markets and cause declines in the value of our investment portfolio. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure.

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

Our systems and processes on which we are dependent to serve our customers are designed to identify appropriately and address the operational risks associated with our activities. However, they, together with the Friends Life Group’s equivalent systems and processes if the Proposed Acquisition is completed, may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems by third parties, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results of operations and financial condition. Although we have taken steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact our business, nor, if the Proposed Acquisition is completed, can we anticipate the possible operational and systems failures that may arise in the context of the Friends Life Group’s equivalent systems and processes, including those which are outsourced by the Friends Life Group.

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

Our risk management methods may leave us exposed to unidentified, unanticipated or incorrectly quantified risks, which could lead to material losses or material increases in liabilities. In particular, our risk mitigation strategies may prove less effective than anticipated, including in relation to our reinsurance arrangements.

We have in place risk management policies, procedures and assessment methods to identify, assess and control risks to avoid or limit potential losses or liabilities. However, such policies, procedures and assessment methods may not be fully effective in identifying and mitigating the risk exposure of such businesses in all market environments or against all types of risk. Unanticipated or incorrectly quantified risk exposures and/or inadequate or incorrect responses to these risk exposures could result in a material adverse effect on our business, results of operations and/or financial condition.

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

We currently use the reinsurance markets primarily to limit our risk, to support growth and to manage our capital more efficiently. We are exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. We operate a policy to manage our reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall counterparty risk is within appetite. Our asset and liability management and risk functions have an active monitoring role with escalation to the Chief Financial Officer, the Group’s asset liability committee and the Board’s risk committee as appropriate. Our largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries). At 31 December 2014, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £2,048 million.

Reductions in risk appetite among reinsurers may result in changes in price or willingness to reinsure certain risks, which could have a material adverse effect on our results of operations or financial condition. If reinsurers do not offer to renew their products and services, in whole or in part, for any reason, there is a risk that we may be unable to procure replacement cover for any reinsurance agreements terminated at rates equivalent to those of the terminated cover, or at all, and we may be exposed to un-reinsured losses during any interim period between termination of the existing agreements and the start of any replacement cover.

While reinsurance makes the assuming reinsurer liable to the Group to the extent of the risk ceded, it does not discharge us from our primary obligation to pay under an insurance policy for losses incurred. We are therefore subject to credit risk with respect to our current and future reinsurers. The insolvency of any reinsurers or their inability or refusal to pay claims under the terms of any of their agreements with us could therefore have a material adverse effect on the Group. Collectability of reinsurance is largely a function of the solvency of reinsurers. Significant reinsurance purchases are reviewed annually by us to verify that the levels of protection being bought reflect any developments in exposure and our risk appetite.

There is a risk that customer data could be lost or misused.

As a financial services group, we maintain significant amounts of sensitive customer data. Despite the controls put in place, there remains a risk that this data could be lost and or misused as a result of an intentional or unintentional act by parties internal or external to us. This could result in fines, the need to compensate customers, the cost of remediation and a negative impact on our reputation with the consequential impact on sales volumes, persistency levels, and third party managed funds, and hence adversely impact our results of operations.

We operate in several markets through arrangements with third parties, and this may expose us to additional risks.

Our ability to exercise management control over our partnership operations, our joint ventures and our investment in them depends on the terms of the legal agreements. In particular, the relationships depend on the allocation of control among, and continued co-operation between, the participants.

We may also face financial or other exposure in the event that any of our partners fail to meet their obligations under the agreement or encounter financial difficulty. Partnership agreements may also be terminated on certain dates or subject to certain conditions and could be subject to renewal on less favourable terms. In addition, a significant proportion of our product distribution, such as bancassurance, is carried out through arrangements with third parties not controlled by us and is dependent upon the continuation of these relationships. For example, DBS Bank is a significant distribution partner of the Group in Hong Kong and Singapore and the current agreement with DBS Bank, which is subject to renewal in 2015, is not guaranteed to be renewed. A temporary or permanent disruption to these distribution arrangements could affect our financial condition. Some of these arrangements require our third-party partners to participate in and provide capital to our joint venture, associate and subsidiary undertakings. Our partners may change their strategic priorities or encounter financial difficulties preventing them from providing the necessary capital to promote future growth.

In addition, we outsource certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. If we do not effectively develop, implement and maintain our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition to or between such providers, we may not realise the full extent of productivity improvements or administration and cost efficiencies and, as a result, may experience operational difficulties, increased costs and a loss of business. In particular, failings by our outsource partners to perform outsourced functions, or to perform them to the required standards, may adversely affect our reputation and lead to the loss of customers and adjusted operating profit or to regulatory fines.

Our fund management operation depends on a number of key vendors, for various fund administration, accounting, valuations, custody and transfer agent roles and other operational needs. The failure or inability to diversify sources for key services or the failure of any key vendors to fulfil their obligations could lead to operational issues for us and in certain products, which could result in financial losses for us and our clients.

The failure to attract or retain the necessary personnel could have a material adverse effect on our results and/or financial condition.

As a global financial services organisation with a decentralised management structure, we rely to a considerable extent on the quality of local management in the countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional employees. Competition for such key employees is intense. Our ability to attract and retain key employees is dependent on a number of factors, including prevailing market conditions, working environment and compensation packages offered by companies competing for the same talent.

There are inherent funding risks associated with our participation in defined benefit staff pension schemes.

We operate both defined benefit and defined contribution staff pension schemes. In the UK, we operate two main pension schemes: the Aviva Staff Pension Scheme (“ASPS”) and the RAC (2003) Pension Scheme. The defined benefit section of the ASPS was closed to new members in 2002 other than on an exceptional basis, and closed to future accruals for all existing members from 1 April 2011. The defined benefit section of the RAC (2003) Pension Scheme was also closed to new members and closed to future accrual in April 2011.

Closure of the defined benefit schemes removes some of the volatility associated with additional future accrual for active members.

There are still inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and may result in a materially increased deficit between the pension scheme’s assets and liabilities. The factors that affect the scheme’s position include: poor performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates or inflation or discount rates; and other events occurring that increase the costs of past service benefits over the amounts predicted in the actuarial assumptions. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises, the position will be discussed with the scheme trustees to agree appropriate actions. This may include a plan to fund the deficit over a period of years. Any surplus or deficit in the defined benefit pension scheme will affect shareholders’ equity, although the IFRS position may diverge from the scheme funding position.

The UK pension schemes are subject to statutory requirements with regards to funding and other matters relating to the administration of the schemes. Compliance with these requirements is subject to regular review. A determination that we have failed to comply with applicable regulations could have an adverse impact on our results of operations or our relationship with current and potential contributors and employees, and adverse publicity.

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

We value our fair value securities using designated methodologies, estimations and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS 13: Fair Value Measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). At 31 December 2014, 17% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £40,459 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, intended to be calibrated to market observable data where possible.

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

A significant proportion of our product sales are unit-linked contracts, where product benefit are linked to the prices of underlying unit funds. While comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds due to human error in data entry, IT-related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these can give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact our results of operations or financial condition.

Moves to simplify the operating structure and activities of the Group increases the reliance placed on core businesses and is subject to execution risk.

As part of our move to a more simplified structure, a number of business disposals and operational restructures have taken place, and may continue to occur in the future. This includes the potential sale of a number of non-core businesses. These changes are expected to reduce the operational costs of the Group and allow resources to be re-deployed in more capital efficient businesses. There is a risk that these expected benefits may not be realised. These changes may reduce adjusted operating profit in the short-term and will lead to changes in the geographical and product risk profile of the Group. The execution risk including the risks relating to securing the regulatory approvals necessary to complete our planned business disposals, could result in the failure to achieve cost savings, the loss of key staff, and disruption to core business activities and governance structures which could have a material adverse effect on our business, results of operations and financial condition.

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

Key IT initiatives may not deliver what is required either on time or within budget or provide the performance levels required to support the current and future needs of the business. Significant resources are devoted to maintaining and developing IT systems to keep pace with developments within the insurance and fund management industries and to maintain service levels and availability at acceptable levels. Failure to do so could result in the inability to gather information for pricing, underwriting and reserving, to attract and retain customers or meet regulatory requirements or only to do so at excessive cost.

Risk relating to the execution of our strategy, and corporate disposals and acquisitions, including specifically the Proposed Acquisition

Our acquisitions, disposals and other corporate transactions may not realise expected benefits and may divert management attention and other resources and involve risks of undisclosed liabilities and integration or separation issues.

In past years, we have completed a number of acquisitions. On 2 December 2014 we announced our proposal, yet to be completed, to acquire Friends Life Group with newly issued ordinary shares of Aviva plc, and we may undertake further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time and other resources that may be diverted from operations to pursue and complete acquisitions, or risks of undisclosed liabilities or integration or separation issues. The integration of any future acquisition may not be successful or in line with our expectations and any acquired businesses may fail to achieve, in the near or long term, the financial results projected or the strategic objectives of the relevant acquisition (such as cost savings or synergies) and, once acquired, may continue to divert further management attention and resources or necessitate changes in group strategy. The inability to realise expected benefits from such transactions may adversely affect our results of operations. In addition, we have in the past undertaken disposals of certain businesses.

We may also dispose of other businesses in the future. Any disposals are subject to execution risk and may fail to materialise, and the proceeds received from them may not reflect values that management believes are achievable and/or may cause substantial accounting losses (particularly if the disposals are done in difficult market conditions), each of which may result in our failure to realise the anticipated benefits and gains from any such disposal. In addition, disposals of businesses, which may be cash generative and profitable, may adversely affect our short term cash flows until the medium to long term strategic benefits of such disposals are realised, as well as gives rise to a corresponding potential impact on capital requirements and liquidity. Preparation of businesses for disposal, and the disposal process more generally, may divert management time and attention away from the operation of the business in the ordinary course and may be disruptive to the business. We retain a residual exposure in respect of disposed business as a result of any representations, warranties or indemnities provided.

The Proposed Acquisition may be delayed or fail to complete as it is subject to a number of conditions which may not be satisfied or waived. Alternatively a third party may be able to obtain a large enough shareholding in either Aviva or Friends Life Group to delay or prevent completion.

Completion of the Proposed Acquisition is conditional upon, among other things, obtaining the relevant regulatory clearances from the PRA, FCA and other regulators; obtaining clearances from appropriate competition authorities; the approval of the scheme of arrangement proposed to be made under Part VIII of the Guernsey Company Law (the “Scheme”) by a majority in number of the qualifying Friends Life shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting representing not less than 75% in value of the eligible Friends Life shares voted by such qualifying Friends Life shareholders; all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at any General Meeting of Friends Life or at any adjournment of that meeting; the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to us and Friends Life) by the Court; and the passing of the required resolutions at the General Meeting of Aviva.

Although the Directors of Aviva believe that the clearances should be forthcoming, it is possible that the parties may not obtain these clearances, or that they may not be obtainable within a timescale acceptable to the parties, or that they may only be obtained subject to certain conditions or undertakings which may not be acceptable to the parties. In the event that the FCA, PRA or any other required clearance is not obtained on terms reasonably satisfactory to us or if any other condition is not fulfilled or waived, the Proposed Acquisition may not be completed. Further, it is possible that the FCA, the PRA or other overseas regulators may attach conditions to their approval of the Proposed Acquisition, which might delay or prevent the realisation of certain synergies identified by the parties or otherwise impact our strategy and operations. If this were to happen it is possible that our business, results of operations and/or financial condition may be materially adversely affected.

Both the Group and Friends Life are listed companies whose ordinary shares are freely traded on the London Stock Exchange. It is possible that an existing or new shareholder with a significant shareholding in either the Group or Friends Life could use, or could threaten to use, its shareholding to vote against the Proposed Acquisition when shareholder consent is sought. Such an action could materially delay or prevent the implementation of the Scheme and therefore deprive the parties of some or all of the anticipated benefits of the Proposed Acquisition.

The implementation of our strategy may not proceed as expected.

Our strategy, which may be revised from time to time, may involve carrying on business in new markets, developing capabilities to carry out new business activities, expanding or reducing the scope of certain types of business activities or products and reorganising the Group in a manner which is appropriate for such business development changes, taking into account legal, regulatory, operational, capital and other requirements. The implementation of any strategy, changes in strategy, adoption of any new strategy and/or entry into new markets could entail significant changes in our business which may entail higher levels of risk or could adversely affect the results of operations, the financial condition and/or the credit and financial strength ratings of the Group.

We may be unable to execute, or may encounter difficulties or delays in successfully executing, our business and strategic goals which are subject to the risks set out herein and other factors that are currently unforeseen and which may be beyond their control. Failure to achieve any or all strategic goals, or the encounter of undue delay or unforeseen costs in implementing such goals, could adversely affect our results of operations and financial condition, as well as our reputation and standing in the marketplace.

If the Proposed Acquisition is completed, the Group’s success will be dependent upon its ability to integrate the two businesses; there will be numerous challenges associated with the integration and the synergies expected from the Proposed Acquisition may not be fully achieved.

If the Proposed Acquisition is completed, the current operations of the Aviva Group and the Friends Life Group will be integrated to form the combined operations of an enlarged Aviva Group over a period of two to three years. To the extent that the enlarged Group is unable to efficiently integrate the operations, realise cost reductions, transfer existing Friends Life Group asset management contracts to Aviva Investors, retain qualified personnel or customers and avoid unforeseen costs or delay, there may be an adverse effect on the business, results of operations and/or the financial condition of the enlarged Group. While Aviva believes that the costs and synergies expected to arise from the Proposed Acquisition have been reasonably estimated, unanticipated events or liabilities may arise which result in a delay or reduction in the benefits derived from the transaction, or in costs significantly in excess of those estimated. The integration of the Aviva Group and the Friends Life Group will be supported by a strong management team with experience of large integration processes. However, no assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realise such benefits in a timely manner.

If the Proposed Acquisition is completed, the enlarged Group will encounter numerous integration challenges as a consequence thereof. In particular, following completion, the enlarged Group’s management and resources may be diverted from its core business activity of administering the enlarged businesses due to personnel being required to assist in the integration process. The integration process may lead to an increase in the level of administrative errors. A decline in the service standards of the enlarged Group may result in an increase in customer complaints and customer and/or regulatory actions, which may lead to reputational damage and the loss of customers and/or distributors by the enlarged Group and have an adverse impact on financial performance and condition. Furthermore, whether as a result of a decision or action taken by a regulator with jurisdiction over the enlarged Group’s business or otherwise, it may not prove possible to achieve the expected level of synergy benefits on integration of the businesses of the Aviva Group and the Friends Life Group on time or at all and/or the cost of delivering such benefits may exceed the expected cost.

There will inevitably be a cost involved in revising the current systems and structures of the enlarged Group if the Proposed Acquisition is completed. There is a risk that these costs could exceed current estimates, which would adversely affect anticipated integration benefits.

During the integration period following admission to the Official List of Aviva’s new ordinary shares being issued in connection with the Proposed Acquisition, the enlarged Group may not be in a position to acquire other insurance and/or asset management related targets that it might otherwise have sought to acquire. In view of the demands the integration process may have on management time, it may also cause a delay in other projects currently contemplated by the Aviva Group and the Friends Life Group.

Under any of these circumstances, the business growth opportunities, overhead functions consolidation benefits, purchasing and distribution benefits and other synergies anticipated by Aviva and Friends Life to result from the Proposed Acquisition, not yet completed, may not be achieved as expected, or at all, or may be delayed materially. To the extent that the enlarged Group incurs higher integration costs or achieves lower synergy benefits than expected, its results of operations, financial condition and/or prospects, and the price of new ordinary shares being issued in connection with the Proposed Acquisition, may be adversely affected.

Brand and reputation risks relating to Aviva’s business

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services and cause our sales and earnings to decrease.

A rating downgrade, or the perceived potential for such a downgrade, of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes, particularly in Canada, where there is more focus by brokers on ratings when evaluating similar products. The ratings provided by AM Best and Standard & Poor’s (“S&P”) are considered to be the most important for distribution in Canada, and a downgrade could lead to a significant loss of sales. A significant rating downgrade may also increase our cost of borrowing or limit our access to some forms of financing.

With regard to the impact of the Proposed Acquisition of Friends Life Group on our ratings, both S&P and Moody’s affirmed Aviva’s ratings and outlooks at their current levels (on 21 November 2014 and 2 December 2014 respectively) indicating that the Proposed Acquisition of Friends Life Group would not immediately impact Aviva’s ratings, while AM Best placed Aviva’s rating “Under Review with Developing Implications” indicating that the rating could be either positively or negatively impacted. Therefore, we are not aware of any specific possibility of a downgrade from any agency at present. Given the nature of the Proposed Acquisition, a downgrade would not be expected to impact the availability of finance directly. Furthermore, neither Aviva’s issued debt instruments nor its revolving credit facilities contain restrictive covenants or other provisions that might be breached or triggered by rating downgrades. Accordingly, rating agency downgrades would not be expected to have a materially adverse impact on our existing financing arrangements.

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

There are many factors which affect our ability to sell our products, including fiscal incentives, price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, service levels to customers, fund management performance and historical bonus levels. In some of our markets, we face competitors that are comparable in size, scope and brand recognition. In some markets, competitors have greater financial resources or greater market share, offer a broader range of products, benefit from more advantageous tax treatments, or have higher bonus rates or claims paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high-growth markets, may limit our ability to grow businesses as quickly as planned. In certain non-UK markets, we face intense competition from local and international financial institutions, which may be more established in these markets and may have other competitive advantages, such as greater size and breadth, which may limit our ability to be successful in these markets. In addition, local laws and regulations may be tailored to domestic providers, which may pose additional challenges to our business.

Our principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, CNP, Generali, Prudential, Legal & General, Standard Life, Unum and Zurich. Our principal competitors in the general insurance market include Direct Line Insurance, Intact, RSA, Zurich, Axa and Allianz. Our principal competitors in the fund management market include BlackRock, State Street Global, Fidelity Investments, Schroders and Aberdeen, as well as the fund management divisions of our principal competitors in the life market.

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

Regulatory and legislative risks relating to our businesses

We may experience a decreased demand for individual annuities in the United Kingdom after proposed changes in UK law come into force.

Our sales of annuities in the UK are composed of individual annuities and bulk purchase annuities. We may experience a decreased demand for individual annuities in the UK due to proposed changes in UK law. Individual annuities have historically played a central role in most UK pensioners’ post-retirement financial arrangements due to the requirement for the benefits of defined contribution pensions to be converted to an individual annuity by the time the policyholder reached age 75 and such pension contracts offering a tax efficient method of saving for retirement.

On 19 March 2014, the UK Chancellor of the Exchequer announced in the 2014 Budget the intention to introduce new legislation that will give retirees more flexibility for accessing defined contribution pensions at retirement. Under the new system, inter alia, consumers approaching retirement would have the freedom to take their whole pension pot as cash (the first 25% remaining tax-free, with the balance taxed at the individual’s marginal rate), which will remove the compulsion for customers to buy an annuity. Although it is proposed that the main changes will not take effect until April 2015, sales of individual annuities in the United Kingdom have already been impacted. The initial impact of the announcement of the proposed legislative change was a reduction in UK individual annuity sales due to the relaxation of the income drawdown rules that has already occurred and as some customers deferred making retirement choices pending the new legislation coming into effect. Following the Chancellor’s announcement, value of new business (“VNB”) from individual annuities decreased by approximately 44% for the year ending 31 December 2014 (representing 12% of the Aviva Group’s total VNB for the year ending 31 December 2014), compared to the year to 31 December 2013 (representing 25% of Group’s total VNB for the year to 31 December 2013). In response, we have refocused our retirement solutions business to use our existing broad product universe (for example, individual annuities, investment platform and equity release products) to help customers through their retirement journey and we also seek to deliver profitable growth from our “Bulk Purchase Annuities” products. However, at this stage it remains too early to assess the full impact of these changes on our adjusted operating profit and the extent to which these impacts can be mitigated by substitution of annuity sales with alternative products offered or being developed by us.

Our regulated business is subject to extensive regulatory supervision both in the UK and internationally.

We are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental agencies, including the PRA, the FCA and other regulators. In light of wider financial and economic conditions, some of these authorities are considering, or may in the future consider, enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements.

Insurance regulation in the UK is largely based on the requirements of EU directives. Inconsistent application of directives by regulators in different EU member states may place us at a competitive disadvantage to other European financial services groups. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of our solvency position.

Our insurance subsidiaries and branches worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors.

The failure of any of our subsidiaries to meet minimum capital and surplus requirements could subject us to further examination or corrective action imposed by insurance regulators, including limitations on our ability to write additional business, increased supervision by regulators or the implementation of resolution plans. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in minimum capital and surplus amounts may also limit the ability of an insurance subsidiary to make dividend payments or distributions and could be a factor in causing rating agencies to downgrade our financial strength ratings, which could have a material adverse effect on our business, results of operations and financial condition.

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

Issues and disputes may arise from time to time from the way in which the insurance industry or fund management industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively, which may result in investigative, disciplinary or enforcement actions by the FCA or PRA or require the making of redress to customers.

There has been an increased focus in the UK on the fair treatment of customers, in particular on the way in which the insurance industry or fund management industry sells and administers insurance policies or other products. This has included the implementation of the recommendations of the Retail Distribution Review (“RDR”) from 31 December 2012. The RDR banned product providers from paying commission to advisers on new sales and also required certain changes to the way advisers describe their services to customers. The new distribution landscape has altered the way in which retail investment products are sold to customers and presents challenges to our UK distribution and advisory activities in adapting to the new rules. The European Commission is currently in the process of reviewing the Insurance Mediation Directive 2002/92/EC (the “IMD”) and has also been working on an initiative in relation to Packaged Retail and Insurance-based Investment Products (“PRIIPs”) with the aim of harmonising pre-contractual disclosures and selling practices for such products. There is a risk that the rules implementing the RDR, any new rules required in due course to implement the revised IMD and any new rules relating to PRIIPs will lead to a decline in the number and/or size of distribution firms. Among other things, this is because financial advisers may decide to consolidate or to leave the sector in response to anticipated increased compliance costs that may be realised and the higher professional standards required by the RDR. In the lead up to the introduction to the RDR, the number of retail investment advisers in the UK reduced. If a reduction in the capacity of the intermediary distribution sector does occur, this may result in fewer opportunities for our products to be distributed by intermediary firms, which could have a material adverse effect on our results, operations, and/or costs or otherwise negatively impact on our distribution arrangements.

Where larger groups or matters of public policy are concerned, the PRA and the FCA may intervene directly to provide redress to customers. There have been several industry-wide issues in recent years in which the PRA or the FCA (or previously the FSA) has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts and sale of payment protection insurance.

Outside of the UK, our businesses are regulated by local regulators that often have similar powers to the PRA and the FCA and the exercise of these powers could therefore have a similar negative impact on perceptions of our businesses or have a material adverse effect on our business.

Furthermore, various jurisdictions in which we operate, including the UK, have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of our chosen markets, circumstances could arise where we, along with other companies, may be required to make such contributions. We (like all other groups in which an entity is PRA and/or FCA regulated) contribute to the Financial Services Compensation Scheme and the levels of contribution to the Financial Services Compensation Scheme may change over time.

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

We will not always be able to predict the impact of future legislation or regulation or changes in the interpretation or operation of existing legislation or regulation on our business, results of operations and financial condition. Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which we operate, which may be applied retrospectively, may adversely affect the range of products offered, the terms and conditions applicable to these products (including retrospectively), distribution channels, capital requirements, dividends payable by subsidiaries and, consequently, results and financing requirements.

Similarly, the FCA has conducted a number of thematic reviews of the annuity market. Initially, a review was conducted by the FCA of annuity pricing data, which concluded in February 2014 that the market was not working well for most consumers. This pricing review looked at whether and to what extent prospective customers are not purchasing the best value annuities, or exercising the open market option (“OMO”) to buy their annuity from a firm other than the one providing the pension policy. The FCA conducted its own pricing research to determine which groups of consumers are most likely to be affected. This involved a pricing survey of major annuity providers, and compared the rates available through a range of distribution channels, including rates available through the OMO and those only available to existing pension policyholders.

This pricing review was followed up by the related Thematic Review of Annuity Sales Practices, which was published by the FCA on 11 December 2014. The Thematic Review of Annuity Sales Practices looked at four desired outcomes: (i) Customers are actively encouraged to shop around; (ii) Consumers are provided with relevant and timely information about the potential benefits of any guaranteed annuity rate or risks of a market value reduction that exists in their existing pension contract; (iii) Consumers are provided with appropriate and timely information about (a) the benefits of enhanced annuities and their potential eligibility (b) an enhanced annuity being available on the open market and (c) the potential for variation between different providers’ underwriting and its impact on the income offered; and (iv) Consumers are provided with appropriate information about the different annuity options available to them (for example, joint as opposed to single life, level as opposed to escalating, guaranteed periods etc.) and the implications of selecting different annuity types. The FCA has highlighted that its work on this review has revealed that firms need to make improvements in relation to the way consumers are informed about shopping around for enhanced annuities. The FCA has asked the majority of firms in the review, including the Group, to do further work to determine if its findings in relation to enhanced annuities are indicative of a more widespread problem and/or have led to poor consumer outcomes. The consequences of the review are uncertain but could include requirements to pay redress to customers who could have obtained a more favourable annuity rate by exercising their OMO or purchasing an enhanced annuity and/or the imposition of greater obligations on annuity providers to treat customers fairly and provide increased levels of information on alternative options available to customers at retirement. Regulatory action of this type could have consequences for the Group and have a material adverse effect on our business, results of operations and/or financial condition.

We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation.

The Solvency II Directive, an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. The implementation date for the Solvency II Directive is 1 January 2016. Solvency II represents a significant change in the prudential regulation of insurers and insurance groups and, as a result, generates a number of material risks including, in particular, the following: There continue to be material uncertainties around the impact of the more detailed technical requirements of Solvency II and around the approval of internal models and there is a risk that this could lead to a significant increase in the capital required to support our business. There is also a risk that certain of the financial instruments issued by the Group will no longer be viewed as capital by regulators resulting in either a lower regulatory capital position or the need to refinance those financial instruments. In addition, there is the risk that part or all of the Group is found not to be compliant with the new regulations or that the implementation programmes absorb excessive amounts of management time and attention with the consequent risks for the rest of the businesses’ operations.

In July 2013 the Group was designated by the Financial Stability Board (“FSB”) as a global systemically important insurer (“G-SII”). The initial list of nine insurance groups that have been designated as G-SIIs also includes a number of our competitors. The list will be updated annually and was reconfirmed in November 2014. If the proposed acquisition of Friends Life Group is completed, the enlarged Group will have an increased likelihood of remaining on the list, due to its increased business scale. For so long as it is designated as a G-SII, the Group is within the scope of policy requirements issued by the International Association of Insurance Supervision (“IAIS”), including: enhanced supervision requiring the maintenance of a “Systemic Risk Management Plan”; a liquidity risk management plan; a recovery plan; a resolution plan; and higher loss absorbency capital requirements, which will apply from January 2019 for those insurers still designated as G-SIIs in November 2017. Details of the higher loss absorbency capital requirements are still being developed by the IAIS leading to uncertainty over their impact. There is a risk that, if we continue to be designated as a G-SII, this could lead to a significant increase in capital required to support our business which may give rise to a need for us to delay deleveraging plans or to issue additional debt. Similarly we could be required to reduce or discontinue activities which contribute to systemic riskiness, restructure to facilitate resolvability and/or remove or reduce (or accelerate the planned reduction of) intercompany debts or guarantees within the Group. Such requirements could have negative consequences for our business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to Aviva and consequently on Aviva’s ability to remit dividends to shareholders.

The IAIS is also developing a common framework for the supervision of internationally active insurance groups (“ComFrame”). The framework is designed to develop common principles for supervision and so may result in more extensive regulation, particularly at group level, in those jurisdictions which do not currently employ group-wide supervision. In addition, it is not clear how ComFrame will interact with existing regimes of group-wide supervision. On 9 October 2013, the IAIS announced a commitment to develop a risk-based global insurance standard (“ICS”) by 2016. The intention is that the ICS will ultimately form part of ComFrame. A revised draft ComFrame proposal was published in September 2014 and ComFrame, including the final ICS, is expected to be adopted in 2018.

We are involved in various legal proceedings, regulatory investigations and examinations and may be involved in more in the future.

We have been named as defendants in lawsuits, including class actions and individual lawsuits. We have been subject to regulatory investigations or examinations in the various jurisdictions in which we operate. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investment manager, investor and taxpayer.

Lawsuits and investigations may also arise which could seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business.

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

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Examples of emerging claims and coverage issues include adverse changes in loss trends, judicial expansion of policy coverage and the impact of new theories of liability; growth of claims culture; legislative or judicial action that affects policy coverage or interpretation, claim quantification, or pricing; a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling and other practices; new causes of liability or mass claims; claims in respect of directors’ and officers’ coverage, professional indemnity and other liability covers; and climate change-related litigation.

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

We may face increased compliance costs as a result of legislation passed in the United States

The U.S. Foreign Account Tax Compliance Act (“FATCA”) requires 30% withholding on payments of U.S. source dividends, interest, and other fixed payments (including, after December 31, 2016, payments of gross proceeds) made to a non-United States financial institution (“FFI”) unless the FFI has entered into an agreement with the Internal Revenue Service to report account information for any of the FFI’s U.S. accountholders. An intergovernmental agreement between the U.S. and certain other jurisdictions will allow FFIs in those jurisdictions to report U.S. accountholder information only to local revenue authorities, rather than to the IRS.

On 1 September 2013, regulations were introduced in the United Kingdom (the ‘‘Regulations’’) to give effect to the intergovernmental agreement entered into between the United Kingdom and the United States to improve tax compliance, dated 12 September 2012 (the ‘‘UK-US IGA’’). Under the UK-US IGA, UK-based financial institutions should not be subject to a 30% withholding on US source income, unless they fail to meet the requirements set out in the UK-US IGA and the Regulations. A number of other jurisdictions, in which we operate, have introduced or announced that they intend to introduce similar measures. There can be no assurance as to the nature of such measures, or extensions to existing measures, that may be introduced.

Changes to IFRS generally or specifically for insurance companies may materially adversely affect the reporting of our financial results

Changes to IFRS for insurance companies have been proposed in recent years and further changes may be proposed in the future. The International Accounting Standards Board published proposals that would introduce significant changes to the statutory reporting of insurance entities that prepare financial statements according to IFRS. The accounting proposals, which are not expected to be finalised until later in 2015 at the earliest with an effective date still to be determined, will change the presentation and measurement of insurance contracts, including the effect of technical reserves and reinsurance on the value of insurance contracts. It is uncertain whether and how the proposals may affect the Group should they become definitive standards. Current proposals may have an adverse effect on the manner in which we report insurance provisions and, therefore, identify and report revenues, costs and distributable reserves. The changes could, therefore, have an adverse effect on our financial performance and condition (including through changes affecting the calculation of taxation). These and any other changes to IFRS, that may be proposed in the future, whether or not specifically targeted at insurance companies, could materially adversely affect our reported results of operations and their financial position.

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

Fluctuations in the exchange rate for converting pound sterling into US dollars may affect the value of our ADRs. Specifically, as the relative value of the pound sterling against the US dollar declines, each of the following values will also decline:

•	the US dollar equivalent of the pound sterling trading price of our ordinary shares on the London Stock Exchange which may consequently cause the trading price of our ADRs in the US to also decline;
•	the US dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the UK of any of our ordinary shares withdrawn from the depositary; and
•	the US dollar equivalent of cash dividends paid in pound sterling on our ordinary shares represented by our ADSs.

If the Proposed Acquisition is completed, ADR holders and ordinary shareholders in the enlarged Group may earn a negative or no return on their investment in the Company.

If the Proposed Acquisition is completed, the Company’s results of operations and financial condition will be dependent on the trading performance of the members of the enlarged Group. There can be no assurance that the Company will pay dividends in the future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions, the Company’s and the enlarged Group’s financial position, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors the Directors deem significant from time to time. The ability of the enlarged Group to pay dividends on the ordinary shares or ADRs of the enlarged Group will be dependent upon the availability of distributable reserves and therefore, amongst other things, upon receipt by it of dividends and other distributions of value from its subsidiaries and companies in which it has an investment.

The issue of additional shares in the Company in connection with the Proposed Acquisition or future acquisitions, any share incentive or share option plan or otherwise may dilute all other holdings.

The enlarged Group is issuing ordinary shares of the Company in connection with the Proposed Acquisition and may seek to raise financing to fund future acquisitions and other growth opportunities. The Company may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional equity or convertible equity securities. As a result, the Company’s existing shareholders and ADR holders would suffer dilution in their percentage ownership.

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

The share price of our ADRs and ordinary shares has been volatile in the past and the share price and trading volume of our ADRs may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfill the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;
•	investor perceptions of the success and impact of our strategies;
•	a downgrade or review of our credit ratings;
•	potential litigation or regulatory action involving Aviva or sectors we have exposure to through our insurance and fund management activities;
•	the operations, accounting practices or regulatory investigations, and share price performance of other companies in the insurance and fund management markets in which we operate;
•	conjecture about our business in the press, media or investment communities.
•	strategic actions by competitors, including acquisitions and/or restructurings;
•	changes in market conditions and regulatory changes in any number of countries, whether or not the Company derives significant revenue therefrom; and
•	shifts in macro-economic or geopolitical conditions generally.

If the Proposed Acquisition is completed, the value of the ordinary shares or ADRs of the enlarged Group may fluctuate significantly as a result of a large number of factors, including, but not limited to, those referred to above, as well as period-to-period variations in operating results or change in revenue or profit estimates by the Company, industry participants or financial analysts.

Substantial future sales of ordinary shares of the enlarged Group, if the Proposed Acquisition is completed, could impact their market price.

The Company cannot predict what effect, if any, future sales of ordinary shares or ADRs of the enlarged Group, or the availability of ordinary shares or ADRs of the enlarged Group for future sale, if the Proposed Acquisition is completed, will have on the market price of the ordinary shares of the enlarged Group. Sales of substantial amounts of ordinary shares or ADRs of the enlarged Group in the public market following the Proposed Acquisition, if completed, or the perception or any announcement that such sales could occur, could adversely affect the market price of the ordinary shares of the enlarged Group and may make it more difficult for investors to sell their ordinary shares or ADRs of the enlarged Group at a time and price which they deem appropriate, or at all.

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

Individual shareholders of an English company (including US persons) have the right under English law to bring a lawsuit on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. English law does not permit class action lawsuits by shareholders, except in limited circumstances.

IFRS financial statements

In this section
Report of Independent Registered Public Accounting Firm		116	32	Direct capital instruments and fixed rate tier 1 notes	184
Accounting policies		117	33	Merger reserve	185
			34	Other reserves	186
Consolidated financial statements		130	35	Retained earnings	187
Consolidated income statement		131	36	Non-controlling interests	187
Consolidated statement of comprehensive income		132	37	Contract liabilities and associated reinsurance	188
Consolidated statement of changes in equity		134	38	Insurance liabilities	188
Consolidated statement of financial position		135	39	Liability for investment contracts	197
Consolidated statement of cash flows			40	Financial guarantees and options	198
		136	41	Reinsurance assets	200
Notes to the consolidated financial statements		137	42	Effect of changes in assumptions and estimates during the year	202
1	Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group	137	43	Unallocated divisible surplus	203
2	Exchange rates	138	44	Tax assets and liabilities	204
3	Presentation of discontinued operations	142	45	Provisions	205
4	Subsidiaries	152	46	Pension obligations	205
5	Segmental information	153	47	Borrowings	211
6	Details of income	154	48	Payables and other financial liabilities	214
7	Details of expenses	154	49	Other liabilities	215
8	Finance costs	155	50	Contingent liabilities and other risk factors	215
9	Employee information	156	51	Commitments	216
10	Auditors’ remuneration	158	52	Group capital structure	217
11	Tax	159	53	Statement of cash flows	218
12	Earnings per share	159	54	Capital statement	220
13	Dividends and appropriations	162	55	Risk management	223
14	Goodwill	163	56	Derivative financial instruments and hedging	234
15	Acquired value of in-force business (AVIF) and intangible assets	164	57	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	235
16	Interests in, and loans to, joint ventures	165	58	Related party transactions	237
17	Interests in, and loans to, associates	166	59	Organisational structure	238
18	Property and equipment	166	60	Subsequent events	239
19	Investment property	166
20	Fair value methodology	166	Financial statement schedule
21	Loans	172	Financial statements of the Company		240
22	Securitised mortgages and related assets	173
23	Interest in structured entities	173
24	Financial investments	175
25	Receivables	179
26	Deferred acquisition costs, other assets, prepayments and accrued income	179
27	Assets held to cover linked liabilities	180
28	Ordinary share capital	180
29	Group’s share plans	181
30	Shares held by employee trusts	184
31	Preference share capital	184

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, changes in equity and cash flows present fairly, in all material respects , the financial position of Aviva plc and its subsidiaries at 31 December 2014, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. In addition, in our opinion, the Financial Statement Schedule – Financial Statements of the Company presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’ appearing on page 269 of the Annual Report on Form 20-F 2014. Our responsibility is to express opinions on these financial statements, the Financial Statement Schedule – Financial Statements of the Company and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

London, United Kingdom

16 March 2015

Accounting policies

Aviva plc (the ‘Company’), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the ‘Group’ or ‘Aviva’) transacts life assurance and long-term savings business, fund management and most classes of general insurance and health business through its subsidiaries, joint ventures, associates and branches in the UK, Ireland, continental Europe, Canada, Asia and other countries throughout the world.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

(A) Basis of preparation

The consolidated financial statements and those of the Company have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the EU, the Group and the Company have also complied with IFRS as issued by the IASB and applicable at 31 December 2014. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, investment property, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In accordance with IFRS 4 Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in accounting policy G.

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company’s functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). The separate financial statements of the Company are on pages 240 to 248.

New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following new standards or amendments to standards which became effective for financial years beginning on or after 1 January 2014.

(i)

Amendments to IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

These amendments clarify the meaning of ‘currently legally enforceable right to set-off’ to reinforce that a right to set-off must not be contingent on any future event, including counterparty default or bankruptcy. Additionally, amendments to IAS 32 clarify that a settlement mechanism must be in place to ensure settlement in practice that is either simultaneous or sufficient to result in insignificant credit and liquidity risk. The amendments to IAS 32 have been applied retrospectively in accordance with the transitional provisions of the standard. The primary impact of the application of the amendments has resulted in the grossing up of certain assets and liabilities related to derivatives and repurchase arrangements in the statement of financial position that were previously reported net. There is no impact on the profit or loss or equity for any period presented. The effect on amounts previously reported at 1 January 2013 and 31 December 2013 is set out in note 1.

(ii)

Amendments to IAS 39, Financial Instruments

Novation of Derivatives and Continuation of Hedge Accounting The amendments provide an exemption from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on the Group’s consolidated financial statements in the current or prior period as the Group has not novated its derivatives to a central counterparty.

(iii)

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities Exception

The amendments provide an exemption from consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities which meet the definition of an 'investment entity', such as certain investment funds. There are no implications for the Group’s consolidated financial statements as the Group does not meet the definition of an investment entity.

(iv)

IFRIC 21, Levies

The interpretation clarifies when an entity recognises a liability for a levy imposed by government in accordance with legislation (other than taxes and fines or other penalties). The adoption of the amendment has no impact for the Group’s consolidated financial statements.

(v)

Annual Improvements to IFRSs 2010-2012

These improvements to IFRSs consist of amendments to seven IFRSs including IFRS 2 Share-based Payment, IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement. The amendments clarify existing guidance and there is no significant impact on the Group’s consolidated financial statements.

Standards, interpretations and amendments to published standards that are not yet effective and have not been adopted early by the Group

The following new standards, amendments to existing standards and interpretations have been issued, are not yet effective and have not been adopted early by the Group:

(i)	Amendments to IAS 19, Employee Benefits – Employee Contributions
These narrow scope amendments simplify accounting for contributions from employees or third parties to defined benefit plans. It is not expected to have a significant impact on the Group’s consolidated financial statements. The amendments apply to annual reporting periods beginning on or after 1 July 2014 and have been endorsed by the EU.
(ii)

Annual Improvements to IFRSs 2011-2013

These improvements to IFRSs consist of amendments to four IFRSs including IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement. The amendments clarify existing guidance. The adoption of these amendments is not expected to have a significant impact on the Group’s profit or loss or equity. The amendments are effective for annual periods beginning on or after 30 June 2015 and have been endorsed by the EU.

(iii)	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IFRS 10 and IAS 28 clarify that for transactions between an investor and its associate or joint venture, full gains are to be recognised where the assets sold or contributed constitute a business as defined in IFRS 3 Business Combinations. Where the assets sold or contributed do not constitute a business, gains and losses are recognised only to the extent of other investors’ interests in the associate or joint venture.

The adoption of these amendments is not expected to have significant implications for the Group’s consolidated financial statements. These amendments will be effective on annual reporting periods beginning on or after 1 January 2016 and have yet to be endorsed by the EU.

(iv)

Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation

These amendments provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. The amendments to IAS 16 and IAS 38 prohibit the use of revenue-based depreciation for property, plant and equipment and significantly limit the use of revenue-based amortisation for intangible assets. The adoption of these amendments is not expected to have significant impact for the Group’s consolidated financial statements. They are effective for annual reporting periods beginning on or after 1 January 2016 and have yet to be endorsed by the EU.

(v)

Amendments to IAS 27, Equity Method in Separate Financial Statements

The amendments to IAS 27 allow investments in subsidiaries to be accounted for using the equity method within the Company’s financial statements. The Company has not completed the assessment of the impact of the adoption of the amendments on its financial statements. The amendments to IAS 27 are effective for annual reporting periods beginning on or after 1 January 2016 and have not yet been endorsed by the EU.

(vi)

Narrow scope amendments to IFRS 10, IFRS 12 and IAS 28 – Applying the Consolidation Exception

These narrow-scope amendments clarify the application of the requirements for investment entities to measure subsidiaries at fair value instead of consolidating them. There are no implications for the Group’s consolidated financial statements as the Group does not meet the definition of an investment entity. These amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have not yet been endorsed by the EU.

(vii)

Amendments to IAS 1 – Disclosure Initiative

These amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments form part of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The adoption of these amendments will have no impact for the Group’s profit or loss or equity. The amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have not yet been endorsed by the EU.

(viii)	Annual Improvements to IFRSs 2012-2014
These improvements consist of amendments to five IFRSs including IFRS 5 Non-current Assets Held for Sale and Discontinued Operations and IAS 19 Employee Benefits. The amendments clarify existing guidance. The adoption of these amendments is not expected to have a significant impact on the Group’s profit or loss or equity. The amendments are effective for annual reporting periods beginning on or after 30 June 2016 and have yet to be endorsed by the EU.
(ix)	IFRS 15, Revenue from Contracts with Customers

IFRS 15 will replace IAS 18, Revenue and establishes a principle based five-step model to be applied to all contracts with customers, except for insurance contracts, financial instruments and lease contracts. IFRS 15 also includes enhanced disclosure requirements.

The impact of the adoption of the new standard has yet to be fully assessed by the Group. This standard applies to annual reporting periods beginning on or after 1 January 2017 and has not yet been endorsed by the EU.

(x)

IFRS 9, Financial Instruments

In July 2014, the IASB published IFRS 9, Financial Instruments which will replace IAS 39, Financial Instruments: Recognition and Measurement. The finalised standard incorporates new classification and measurements requirements for financial assets, the introduction of an expected credit loss impairment model which will replace the incurred loss model of IAS 39, and new hedge accounting requirements. Under IFRS 9, all financial assets will be measured at either amortised cost or fair value. The basis of classification will depend on the business model and the contractual cash flow characteristics of the financial assets. The standard retains most of IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value changes attributable to own credit is to be recognised in other comprehensive income instead of the income statement. The hedge accounting requirements are more closely aligned with risk management practices and follow a more principle based approach. The mandatory effective date of the new standard is annual reporting periods beginning on or after 1 January 2018, with earlier adoption permitted.

The impact of the adoption of IFRS 9 on the Group’s consolidated financial statements, to a large extent, will need to take into account the interaction of the requirements with the IASB’s ongoing insurance contracts accounting project. IFRS 9 has not been endorsed by the EU.

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

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	G&L
Goodwill, AVIF and intangible assets	O
Fair values of financial investments	F&T
Impairment of financial investments	T
Fair value of derivative financial instruments	F&U
Deferred acquisition costs and other assets	X
Provisions and contingent liabilities	AA
Pension obligations	AB
Deferred income taxes	AC

(D) Consolidation principles

Subsidiaries

Subsidiaries are those entities over which the Group has control. The Group controls an investee if and only if the Group has all of the following:

•	power over the investee,
•	exposure, or rights, to variable returns from its involvement with the investee, and
•	the ability to use its power over the investee to affect its returns.

The Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: the purpose and design of an investee, relevant activities, substantive and protective rights, and voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date the Group obtains control and are excluded from consolidation from the date the Group loses control. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. Accounting policies of subsidiaries are aligned on acquisition to ensure consistency with the Group policies.

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

Investment vehicles

In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day to day according to the Group’s and third-party participation in them. When assessing control over investment vehicles, the Group considers the scope of its decision-making authority including its ability to direct the relevant activities of the fund and exposure to variability of returns from the perspective of an investor in the fund and of the asset manager. In addition, the Group assesses rights held by other parties including substantive removal rights that may affect the Group’s ability to direct the relevant activities and indicate that the Group does not have power. Where Group companies are deemed to control such vehicles, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as ‘Net asset value attributable to unitholders’ in the consolidated statement of financial position. Where the Group does not control such vehicles, and these investments are held by its insurance or investment funds, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position, in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

As part of their investment strategy, the UK and certain European and Asian long-term business policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The PLPs are managed by general partners (GPs), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary.

Accounting for the PUTs and PLPs as subsidiaries, joint ventures, associates or other financial investments depends on whether the Group is deemed to have control or joint control over the PUTs and PLPs’ shareholdings in the GPs and the terms of each partnership agreement are considered along with other factors that determine control, as outlined above. Where the Group exerts control over a PUT or a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by an agreement such that there is joint control between the parties, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be lower or higher than 50%, such PUTs and PLPs have been classified as joint ventures. Where the Group has significant influence over the PUT or PLP, as defined in the following section, the PUT or PLP is classified as an associate. Where the Group holds non-controlling interests in PLPs, with no significant influence or control over their associated GPs, the relevant investments are carried at fair value through profit or loss within financial investments.

Associates and joint ventures

Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control. Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are joint arrangements whereby the Group and other parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. In a number of these, the Group’s share of the underlying assets and liabilities may be greater or less than 50% but the terms of the relevant agreements make it clear that control is not exercised. Such jointly controlled entities are referred to as joint ventures in these financial statements.

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

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price i.e. the fair value of the consideration given or received. In certain circumstances, the fair value at initial recognition may differ from the transaction price. If the fair value is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging), or is based on a valuation technique whose variables include only data from observable markets, then the difference between the fair value at initial recognition and the transaction price is recognised as a gain or loss in the income statement. When unobservable market data has a significant impact on the valuation of financial instruments, the difference between the fair value at initial recognition and the transaction price is not recognised immediately in the income statement, but deferred and recognised in the income statement on an appropriate basis over the life of the instrument but no later than when the valuation is supported wholly by observable market data or the transaction is closed out or otherwise matured.

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

(K) Net investment income

Investment income consists of dividends, interest and rents receivable for the year, movements in amortised cost on debt securities, realised gains and losses, and unrealised gains and losses on fair value through profit or loss investments (as defined in accounting policy T). Dividends on equity securities are recorded as revenue on the ex-dividend date. Interest income is recognised as it accrues, taking into account the effective yield on the investment. It includes the interest rate differential on forward foreign exchange contracts. Rental income is recognised on an accruals basis, and is recognised on a straight line basis unless there is compelling evidence that benefits do not accrue evenly over the period of the lease.

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

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 38(b). For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Prudential Regulation Authority (PRA), adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. On 1 April 2013 the rules made by the FSA were designated by the PRA.

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

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

• Properties under construction	No depreciation
• Owner-occupied properties, and related mechanical and electrical equipment	25 years
• Motor vehicles	Three years, or lease term (up to useful life) if longer
• Computer equipment	Three to five years
• Other assets	Three to five years

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

(R) Impairment of non-financial assets

Property and equipment and other non-financial assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Non-financial assets except goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(S) Derecognition and offset of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	The rights to receive cash flows from the asset have expired.
•	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement.
•	The Group has transferred its rights to receive cash flows from the asset and has either transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a currently enforceable legal right to set off the recognised amounts and there is the ability and intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

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

The Group has collateral agreements in place between the individual Group entities and relevant counterparties. Accounting policy W covers collateral, both received and pledged, in respect of these derivatives.

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

Interest rate futures, forwards and options contracts

Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC contracts in which two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the potential obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to gain or loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. Certain contracts, known as swaptions, contain features which can act as swaps or options. These contracts are categorised according to the type of contract they most closely resemble in practice.

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

At each reporting date, we review loans carried at amortised cost for objective evidence that they are impaired and uncollectable, either at the level of an individual security or collectively within a group of loans with similar credit risk characteristics. To the extent that a loan is uncollectable, it is written down as impaired to its recoverable amount, measured as the present value of expected future cash flows discounted at the original effective interest rate of the loan, taking into account the fair value of the underlying collateral through an impairment provision account. Subsequent recoveries in excess of the loan’s written-down carrying value are credited to the income statement.

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

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 57). However, where the Group has a currently enforceable legal right of set-off and the ability and intent to net settle, the collateral liability and associated derivative balances are shown net, in line with market practice. Non-cash collateral received is not recognised in the statement of financial position unless the Group either (a) sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability; or (b) the counterparty to the arrangement defaults, at which point the collateral is seized and recognised as an asset.

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

(Y) Statement of cash flows

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are those with less than three months’ maturity from the date of acquisition, or which are redeemable on demand with only an insignificant change in their fair values.

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

The Group determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability/(asset). Net interest expense is charged to finance costs, whereas, net interest income is credited to investment income.

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

Deferred taxes are not provided in respect of temporary differences arising from the initial recognition of goodwill, or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit or loss at the time of the transaction.

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

Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2014

		2014 £m	2013 £m		2012 £m
	Note	Continuing operations	Continuing operations	Discontinued operations[1]	Continuing operations	Discontinued operations[1]
Income	6
Gross written premiums		21,670	22,035	1,589	22,744	3,796
Premiums ceded to reinsurers		(1,614)	(1,546)	(100)	(1,571)	(207)
Premiums written net of reinsurance		20,056	20,489	1,489	21,173	3,589
Net change in provision for unearned premiums		1	134	—	(16)	—
Net earned premiums	H	20,057	20,623	1,489	21,157	3,589
Fee and commission income	I & J	1,230	1,279	28	1,273	23
Net investment income	K	21,889	12,509	2,340	21,135	2,241
Share of profit/(loss) after tax of joint ventures and associates		147	120	—	(255)	—
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	4b	174	115	808	(164)	(2,359)
		43,497	34,646	4,665	43,146	3,494
Expenses	7
Claims and benefits paid, net of recoveries from reinsurers		(19,474)	(22,093)	(2,037)	(23,601)	(2,721)
Change in insurance liabilities, net of reinsurance	38a(ii)	(5,570)	2,493	(312)	(430)	(1,566)
Change in investment contract provisions		(6,518)	(7,050)	(31)	(4,450)	(77)
Change in unallocated divisible surplus	43	(3,364)	280	—	(6,316)	—
Fee and commission expense		(3,389)	(3,975)	(438)	(4,457)	(498)
Other expenses		(1,979)	(2,220)	(293)	(2,843)	(1,307)
Finance costs	8	(540)	(609)	(16)	(653)	(21)
		(40,834)	(33,174)	(3,127)	(42,750)	(6,190)
Profit/(loss) before tax		2,663	1,472	1,538	396	(2,696)
Tax attributable to policyholders' returns	11d	(382)	(191)	—	(221)	—
Profit/(loss) before tax attributable to shareholders' profits		2,281	1,281	1,538	175	(2,696)
Tax expense	AC & 11	(983)	(594)	(265)	(482)	(152)
Less: tax attributable to policyholders' returns	11d	382	191	—	221	—
Tax attributable to shareholders' profits		(601)	(403)	(265)	(261)	(152)
Profit/(loss) after tax		1,680	878	1,273	(86)	(2,848)
Profit/(loss) from discontinued operations		58	1,273		(2,848)
Profit/(loss) for the year		1,738	2,151		(2,934)

Attributable to:
Equity shareholders of Aviva plc		1,569	2,008		(3,102)
Non-controlling interests	36	169	143		168
Profit/(loss) for the year		1,738	2,151		(2,934)
Earnings/(loss) per share	AG & 12
Basic (pence per share)		50.4p	65.3p		(109.1)p
Diluted (pence per share)		49.6p	64.5p		(109.1)p

Continuing operations – Basic (pence per share)		48.4p	22.0p		(11.2)p
Continuing operations – Diluted (pence per share)		47.7p	21.8p		(11.2)p

1	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note 4 for further details.

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December 2014

	Note	2014 £m	2013 £m	2012 £m
Profit/(loss) for the year from continuing operations		1,680	878	(86)
Profit/(loss) for the year from discontinued operations[1]		58	1,273	(2,848)
Total profit/(loss) for the year		1,738	2,151	(2,934)

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains		62	19	27
Fair value (losses)/gains transferred to profit on disposals		(7)	1	1
Share of other comprehensive income of joint ventures and associates		22	(37)	14
Foreign exchange rate movements		(396)	(35)	(200)
Aggregate tax effect – shareholder tax on items that may be reclassified subsequently to the income statement		(9)	(14)	8

Items that will not be reclassified to income statement
Owner-occupied properties -fair value gains/(losses)		7	(2)	(3)
Remeasurements of pension schemes	46b(i)	1,662	(674)	(980)
Aggregate tax effect – shareholder tax on items that will not be reclassified subsequently to the income statement		(347)	125	189
Other comprehensive income, net of tax from continuing operations		994	(617)	(944)
Other comprehensive income, net of tax from discontinued operations[1]		—	(319)	68
Total other comprehensive income, net of tax		994	(936)	(876)
Total comprehensive income for the year from continuing operations		2,674	261	(1,030)
Total comprehensive income for the year from discontinued operations[1]		58	954	(2,780)
Total comprehensive income for the year		2,732	1,215	(3,810)

Attributable to:
Equity shareholders of Aviva plc		2,642	1,038	(3,942)
Non-controlling interests		90	177	132
		2,732	1,215	(3,810)
1	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note 4 for further details.

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Consolidated statement of changes in equity

For the year ended 31 December 2014

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and fixed rate tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
Profit for the year	—	—	—	—	—	—	1,569	1,569	—	169	1,738
Other comprehensive income	—	—	—	—	—	(242)	1,315	1,073	—	(79)	994
Total comprehensive income for the year	—	—	—	—	—	(242)	2,884	2,642	—	90	2,732
Owner-occupied properties fair value gains transferred to retained earnings on disposals	—	—	—	—	—	(2)	2	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	(551)	(551)	—	—	(551)
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(189)	(189)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(13)	2	(11)	—	—	(11)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	(36)	(36)	—	(206)	(242)
Shares distributed by employee trusts	—	—	—	—	23	—	(18)	5	—	—	5
Reserves credit for equity compensation plans	—	—	—	—	—	39	—	39	—	—	39
Shares issued under equity compensation plans	1	—	7	—	—	(28)	24	4	—	—	4
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	19	19	—	—	19
Redemption of direct capital instrument[2]	—	—	—	—	—	—	(57)	(57)	(490)	—	(547)
Balance at 31 December	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276
1	Refer to note 34 for further details of balances included in Other reserves.
2	£57 million relates to the foreign exchange loss on redemption of €700 million direct capital instrument on 28 November 2014. See note 32 for further detail.

For the year ended 31 December 2013

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and fixed rate tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
Profit for the year	—	—	—	—	—	—	2,008	2,008	—	143	2,151
Other comprehensive income	—	—	—	—	—	(421)	(549)	(970)	—	34	(936)
Total comprehensive income for the year	—	—	—	—	—	(421)	1,459	1,038	—	177	1,215
Dividends and appropriations	—	—	—	—	—	—	(538)	(538)	—	—	(538)
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	1	1
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(134)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(803)	1	(802)	—	—	(802)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(147)	(147)
Shares acquired by employee trusts	—	—	—	—	(32)	—	—	(32)	—	—	(32)
Shares distributed by employee trusts	—	—	—	—	33	—	(28)	5	—	—	5
Reserves credit for equity compensation plans	—	—	—	—	—	37	—	37	—	—	37
Shares issued under equity compensation plans	—	—	—	—	—	(43)	43	—	—	—	—
Aggregate tax effect – shareholder tax	—	—	—	—	—	30	22	52	—	—	52
Balance at 31 December	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
1	Refer to note 34 for further details of balances included in Other reserves.

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2012

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and fixed rate tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	726	200	1,173	3,271	(43)	1,562	5,954	12,843	990	1,530	15,363
Profit/(loss) for the year	—	—	—	—	—	—	(3,102)	(3,102)	—	168	(2,934)
Other comprehensive income	—	—	—	—	—	(48)	(792)	(840)	—	(36)	(876)
Total comprehensive income for the year	—	—	—	—	—	(48)	(3,894)	(3,942)	—	132	(3,810)
Dividends and appropriations	—	—	—	—	—	—	(847)	(847)	—	—	(847)
Shares issued in lieu of dividends	9	—	(9)	—	—	—	127	127	—	—	127
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	20	20
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(102)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	187	—	187	—	—	187
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(6)	(6)
Shares acquired by employee trusts	—	—	—	—	(33)	—	—	(33)	—	—	(33)
Shares distributed by employee trusts	—	—	—	—	44	—	(36)	8	—	—	8
Reserves credit for equity compensation plans	—	—	—	—	—	42	—	42	—	—	42
Shares issued under equity compensation plans	1	—	1	—	—	(68)	67	1	—	—	1
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	18	18	—	—	18
Issue of fixed rate tier 1 notes	—	—	—	—	—	—	—	—	392	—	392
Balance at 31 December	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
1	Refer to note 34 for further details of balances included in Other reserves.

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Consolidated statement of financial position

As at 31 December 2014

	Note	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Assets
Goodwill	O & 14	1,302	1,476	1,520
Acquired value of in-force business and intangible assets	O & 15	1,028	1,068	1,084
Interests in, and loans to, joint ventures	D & 16	1,140	1,200	1,390
Interests in, and loans to, associates	D & 17	404	267	265
Property and equipment	P & 18	357	313	391
Investment property	Q & 19	8,925	9,451	9,939
Loans	V & 21	25,260	23,879	24,537
Financial investments	S, T, U & 24	202,638	194,027	189,651
Reinsurance assets	N & 41	7,958	7,220	6,684
Deferred tax assets	AC	76	244	188
Current tax assets		27	76	67
Receivables	25	5,933	7,476	8,034
Deferred acquisition costs and other assets	X & 26	5,091	3,051	3,778
Prepayments and accrued income		2,466	2,635	2,776
Cash and cash equivalents	Y & 53d	23,105	26,131	24,213
Assets of operations classified as held for sale	B & 4c	9	3,113	42,603
Total assets		285,719	281,627	317,120
Equity
Capital	AE
Ordinary share capital	28	737	736	736
Preference share capital	31	200	200	200
		937	936	936
Capital reserves
Share premium	28b	1,172	1,165	1,165
Merger reserve	D & 33	3,271	3,271	3,271
		4,443	4,436	4,436
Shares held by employee trusts	30	(8)	(31)	(32)
Other reserves	34	229	475	1,675
Retained earnings	35	4,617	2,348	1,389
Equity attributable to shareholders of Aviva plc		10,218	8,164	8,404
Direct capital instruments and fixed rate tier 1 notes	32	892	1,382	1,382
Non-controlling interests	36	1,166	1,471	1,574
Total equity		12,276	11,017	11,360
Liabilities
Gross insurance liabilities	L & 38	113,445	110,555	113,091
Gross liabilities for investment contracts	M & 39	117,245	116,058	110,494
Unallocated divisible surplus	L & 43	9,467	6,713	6,931
Net asset value attributable to unitholders	D	9,482	10,362	9,983
Provisions	AA, AB & 45	879	984	1,119
Deferred tax liabilities	AC	1,091	563	547
Current tax liabilities		169	116	112
Borrowings	AD & 47	7,378	7,819	8,179
Payables and other financial liabilities	S & 48	12,012	11,945	12,051
Other liabilities	49	2,273	2,472	1,842
Liabilities of operations classified as held for sale	B & 4c	2	3,023	41,411
Total liabilities		273,443	270,610	305,760
Total equity and liabilities		285,719	281,627	317,120
1	The statement of financial position has been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

.

Approved by the Board on 16 March 2015.

Thomas D. Stoddard

Chief Financial Officer

Company number: 2468686

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Consolidated statement of cash flows

For the year ended 31 December 2014

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2014 £m	Restated[2] 2013 £m	Restated[2] 2012 £m
Cash flows from operating activities
Cash (used in)/generated from continuing operations	53a	(87)	2,562	3,992
Tax paid		(457)	(463)	(428)
Net cash (used in)/from operating activities – continuing operations		(544)	2,099	3,564
Net cash from operating activities – discontinued operations[1]		—	1,919	46
Total net cash (used in)/from operating activities		(544)	4,018	3,610
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	53b	(79)	(29)	(129)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	53c	110	377	421
New loans to joint ventures and associates	16a(i)	(73)	(6)	(4)
Repayment of loans to joint ventures and associates	16 & 17	33	25	12
Net new loans to joint ventures and associates		(40)	19	8
Purchases of property and equipment	18	(116)	(30)	(220)
Proceeds on sale of property and equipment	18	19	56	43
Other cash flow related to intangible assets		(122)	(59)	(128)
Net cash (used in)/from investing activities – continuing operations		(228)	334	(5)
Net cash (used in)/from investing activities – discontinued operations[1]		(20)	(1,588)	(10)
Total net cash (used in)/from investing activities		(248)	(1,254)	(15)
Cash flows from financing activities
Redemption of direct capital instrument		(547)	—	—
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs		8	—	392
Treasury shares purchased for employee trusts		—	(32)	(33)
New borrowings drawn down, net of expenses		2,383	2,201	2,529
Repayment of borrowings		(2,442)	(2,441)	(2,513)
Net (repayment)/drawdown of borrowings	47e	(59)	(240)	16
Interest paid on borrowings		(527)	(605)	(665)
Preference dividends paid	13	(17)	(17)	(17)
Ordinary dividends paid[3]	13	(447)	(429)	(630)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	13	(88)	(92)	(73)
Capital contributions from non-controlling interests of subsidiaries	36	—	1	20
Dividends paid to non-controlling interests of subsidiaries	36	(189)	(134)	(102)
Changes in controlling interest in subsidiaries[4]		(89)	—	—
Net cash used in financing activities – continuing operations		(1,955)	(1,548)	(1,092)
Net cash from financing activities – discontinued operations[1]		—	19	(27)
Total net cash used in financing activities		(1,955)	(1,529)	(1,119)
Total net (decrease)/increase in cash and cash equivalents		(2,747)	1,235	2,476
Cash and cash equivalents at 1 January		25,989	24,564	22,401
Effect of exchange rate changes on cash and cash equivalents		(678)	190	(313)
Cash and cash equivalents at 31 December	53d	22,564	25,989	24,564
1	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note 4 for further details.
2	The statement of cash flows has been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details.
3	Ordinary dividends paid in 2014 amounted to £449 million. £2 million of unclaimed and waived dividends has been set off against this above. See note 13 for further detail.
4	Changes in controlling interests in subsidiaries primarily relate to Italy where we increased our ownership interest in certain existing subsidiaries during 2014.

The accounting policies (identified alphabetically) on pages 117 to 129 and notes (identified numerically) on pages 136 to 239 are an integral part of the financial statements.

Notes to the consolidated financial statements

1 – Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group

Impact of amendments to accounting standards on the consolidated statement of financial position

	1 January 2013			31 December 2013
	As previously reported £m	Effect of amendments to IAS 32 £m	Restated £m	As previously reported £m	Effect of amendments to IAS 32 £m	Restated £m
Total assets	314,467	2,653	317,120	278,876	2,751	281,627
Effect analysed as:
Financial investments	188,743	908	189,651	192,961	1,066	194,027
Receivables	7,476	558	8,034	7,060	416	7,476
Prepayments and accrued income	2,700	76	2,776	2,498	137	2,635
Cash and cash equivalents	23,102	1,111	24,213	24,999	1,132	26,131
Total equity and liabilities	314,467	2,653	317,120	278,876	2,751	281,627
Total liabilities	303,107	2,653	305,760	267,859	2,751	270,610
Effect analysed as:
Payables and other financial liabilities	9,398	2,653	12,051	9,194	2,751	11,945

The change in cash and cash equivalents of £1,132 million at 31 December 2013 has been presented in the consolidated statement of cash flows as an increase of opening cash and cash equivalents of £1,111 million as at 1 January 2013, a decrease in net cash flows from operating activities for the year then ended of £8 million and an increase in the effect of exchange rate changes of £29 million. The change in cash and cash equivalents of £1,111 million at 31 December 2012 has been presented in the consolidated statement of cash flows as an increase in net cash flows from operating activities for the year then ended, with no change to opening cash and cash equivalents as at 1 January 2012.

There is no impact from the adoption of these amendments on the consolidated income statement, consolidated statement of comprehensive income or consolidated statement of changes in equity for the year ended 31 December 2013 and 31 December 2012.

2 – Exchange rates

The Group’s principal overseas operations during the year were located within the eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2014	2013	2012
Eurozone
Average rate (€1 equals)	£0.81	£0.85	£0.81
Period end rate (€1 equals)	£0.78	£0.83	£0.81
Canada
Average rate ($CAD1 equals)	£0.55	£0.62	£0.63
Period end rate ($CAD1 equals)	£0.55	£0.57	£0.62
Poland
Average rate (PLN1 equals)	£0.19	£0.20	£0.19
Period end rate (PLN1 equals)	£0.18	£0.20	£0.20
United States
Average rate ($US1 equals)	£0.61	£0.64	£0.63
Period end rate ($US1 equals)	£0.64	£0.60	£0.62

3 – Presentation of discontinued operations

The sale of the Group’s US Life and annuity business and related internal investment management operations (“US Life”), as described in note 4(b)(viii), has been classified as discontinued operations together with the results of US Life for preceding years, as the Group exited from a major geographical area of operation. This is consistent with the presentation in the 2013 Annual Report on Form 20-F.

4 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions

There have been no material acquisitions during the year.

On 2 December 2014 Aviva plc and Friends Life Group Limited (“Friends Life”) announced they had reached agreement on the terms of a recommended all share acquisition of Friends Life by Aviva plc. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If the conditions to the proposed transaction are satisfied, it is expected to complete in the second quarter of 2015.

(b) Disposal and re-measurements of subsidiaries, joint ventures and associates

The profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:

	2014 £m	2013 £m	2012 £m
Spain – long-term business (see (vi) below)	132	197	—
Italy – long-term business (see (iii) below)	(6)	(178)	—
Korea (see (ii) below)	2	(20)	—
Turkey – general insurance (see (vii) below)	(16)	(9)	—
Aviva Investors (see (iv) below)	35	—	—
Turkey – long-term business (see (v) below)	15	—	—
Indonesia (see (i) below)	(3)	—	—
Ireland – long-term business	—	87	—
Malaysia	—	39	—
Russia	—	1	—
Czech Republic, Hungary and Romania	—	1	7
Poland	—	(4)	—
United Kingdom – RAC Limited	—	—	(21)
Delta Lloyd Associate	—	—	(129)
Sri Lanka	—	—	12
Other small operations	15	1	(33)
Profit on disposal and remeasurement from continuing operations	174	115	(164)
Profit on disposal and remeasurement from discontinued operations (see (viii) below)	58	808	(2,359)
Total profit on disposal and remeasurement	232	923	(2,523)

(i) Indonesia

In the second half of 2013, management decided to restructure existing operations in Indonesia and establish a new joint venture. The Indonesian operations were classified as held for sale at 31 December 2013 as Aviva’s holding was to change from a 60% controlling interest, which was consolidated as a subsidiary, to a 50% joint venture accounted for using the equity method.

On 17 January 2014, Aviva and PT Astra International Tbk (“Astra”) signed an agreement to form the 50-50 joint venture (Astra Aviva Life) which completed in May 2014. As of that date, Aviva and Astra began to share joint control and the Group’s holding in Astra Aviva Life was reclassified as a joint venture (refer to note 16).

A net gain of £1 million was recognised during 2014. Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net loss on disposal of £3 million.

(ii) Korea

In 2013, management determined that the value of our long-term business joint venture in South Korea, Woori Aviva Life Insurance Co. Ltd, would be principally recovered through sale and it was classified as held for sale and re-measured at fair value, based on expected sales proceeds less costs to sell of £19 million.

On 27 June 2014 the Group completed its disposal of the 47% interest for consideration of £17 million, after transaction costs. Net assets disposed of were £19 million resulting in a loss of £2 million (2013: £20 million loss on re-measurement). Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net gain in 2014 of £2 million.

4 – Subsidiaries continued

(iii) Italy – long-term business – Eurovita

In the first half of 2013, the Italian long-term business Eurovita Assicurazioni S.p.A (“Eurovita”) was classified as held for sale, as a result of management determining that the value of the business would be principally recovered through sale. Finoa Srl (“Finoa”), an Italian holding company in which Aviva owns a 50% share, owned a 77.55% share of Eurovita. Following classification as held for sale, Eurovita was re-measured at fair value based on expected sales proceeds less costs to sell of £39 million with a re-measurement loss of £178 million (Aviva share: £74 million loss) in 2013.

On 30 June 2014 Finoa disposed of its entire interest in Eurovita for gross cash consideration of £36 million. The overall loss on the sale of Finoa’s 77.55% stake in Eurovita was £6 million analysed as:

2014 £m
Loss on disposal attributable to:
Aviva	4
Non-controlling interest	(10)
Total loss on disposal	(6)

Aviva’s £4 million gain was calculated as follows:

2014 £m
Assets
Financial Investments	2,857
Other assets	4
Cash and cash equivalents	175
Total assets	3,036
Liabilities
Insurance liabilities	103
Liability for investment contracts	2,687
Unallocated divisible surplus	123
External borrowings	28
Other liabilities	23
Total liabilities	2,964
Net assets	72
Non-controlling interests before disposal	(44)
Group's share of net assets disposed of	28
Cash consideration received	18
Less: transaction costs attributable to Aviva	(4)
Net cash consideration	14
Loan settlement[1]	9
Currency translation reserve recycled to the income statement	9
Profit on disposal	4

1 A loan between Aviva and Eurovita had been provided against in 2013 as its repayment was uncertain as of 31 December 2013. However, this provision was reversed in 2014 as the loan was repaid in full upon the closing of the sale.

(iv) Aviva Investors – River Road

On 28 March 2014 Aviva Investors announced its agreement to sell US equity manager River Road Asset Management, LLC (“River Road”) to Affiliated Managers Group, Inc. The sale was completed on 30 June 2014 for consideration of £75 million, after transaction costs. Assets disposed of were £40 million, comprised of £38 million of goodwill and intangibles and £2 million of other investments, resulting in a £35 million gain on disposal.

(v) Turkey – long-term business – initial public offering

On 13 November 2014 Aviva and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSA Emeklilik ve Hayat A.S (“Aviva SA”), reducing the Group’s holding in Aviva SA from 49.8% to 41.3%. Sabanci and the Group continue to share contractual joint control of Aviva SA and it continues to be equity accounted for as a joint venture. The Group received cash proceeds of £40 million, net of transaction costs, from the share sale resulting in a gain of £23 million. Recycling of currency translation reserves of £8 million on completion resulted in an overall net gain of £15 million.

4 – Subsidiaries continued

(vi) Spain – long-term business

On 19 September 2014 Aviva announced the sale of its 50% holding in CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros, S.A. (“CxG”) a Spanish life assurance company to NCG Corporacion Industrial S.L. (“NCG Banco”) following a decision by the Spanish Arbitration Tribunal which concluded legal proceedings between Aviva and NCG Banco.
On 11 December 2014 the Group transferred its entire holding in CxG for cash consideration of £221 million resulting in a net profit on disposal of £132 million, calculated as follows:

2014 £m
Assets
Goodwill	56
Intangible assets	3
Financial investments	806
Receivables and other assets	5
Prepayments and accrued income	13
Cash and cash equivalents	23
Total assets	906
Liabilities
Insurance liabilities	718
Payables and other financial liabilities	24
Other liabilities	7
Total liabilities	749
Net assets	157
Non-controlling interests before disposal	(51)
Group's share of net assets disposed of	106
Cash consideration received	221
Less: transaction costs attributable to Aviva	(1)
Net cash consideration	220
Currency translation reserve recycled to the income statement	18
Profit on disposal	132

(vii) Turkey general insurance

In the second half of 2013 management committed to sell the Turkey general insurance subsidiary Aviva Sigorta S.A. (“Turkey GI”). At 31 December 2013 the business was remeasured to fair value based on an expected sales price less costs to sell of £2 million resulting in a loss on remeasurement of £9 million in FY13 following its classification as held for sale.

In 2014 the underlying carrying value decreased from £11 million to £(2) million. On 18 December 2014 Aviva completed the sale of Turkey GI resulting in a loss on sale of £17 million after transaction costs and post completion adjustments.

The net loss recognised within “Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates” in 2014 is calculated as follows:

2014 £m
Loss on sale	(17)
Reversal of 2013 impairment	9
Currency translation reserve recycled to the income statement	(8)
Net loss on disposal	(16)

(viii) Discontinued operations – US Life

On 21 December 2012, the Group announced that it had agreed to sell US Life for consideration of £1.0 billion including the shareholder loan. Following classification as held for sale, US Life was remeasured to fair value less costs to sell in 2012 resulting in an impairment loss of £2,359 million recognised as a loss on remeasurement of subsidiaries.

The sale of US Life completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price was subject to customary completion adjustments. A profit on disposal of £808 million was recorded in 2013, reflecting management’s best estimate of the completion adjustments as of 31 December 2013.

In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

4 – Subsidiaries continued

(c) Assets and liabilities of operations classified as held for sale

During 2014 it was determined that the value of the Group’s Taiwan joint venture, First-Aviva Life Insurance Co. Ltd. (“Taiwan”), would no longer be recovered principally through a sale. As a result, the business was reclassified out of “Assets of operations classified as held for sale” and into “Interests in, and loans to, joint ventures”. As the recoverable amount at the date it ceased to be held for sale was lower than its carrying value when it was classified as held for sale, no remeasurement gain or loss was recorded following this reclassification.

The assets and liabilities of operations classified as held for sale as at 31 December 2014 are as follows:

	2014 £m	2013 £m
Assets
Goodwill	—	4
Interests in, and loans to, joint ventures and associates	—	29
Financial investments	—	2,675
Reinsurance assets	—	37
Deferred acquisition costs	—	6
Other assets	—	196
Cash and cash equivalents	9	351
	9	3,298
Additional impairment to write down the disposal group to fair value less costs to sell	—	(185)
Total assets	9	3,113
Liabilities
Insurance liabilities	(1)	(238)
Liability for investment contracts	—	(2,710)
Unallocated divisible surplus	—	4
Provisions	—	(3)
Deferred tax liabilities	—	(1)
External borrowings	—	(29)
Other liabilities	(1)	(46)
Total liabilities	(2)	(3,023)
Net assets	7	90

Assets and liabilities held for sale at 31 December 2014 relate to small reinsurance operations in the Group.

(d) Subsequent events

On 25 February 2015, Crédit du Nord, the Group's partner in Antarius S.A. (“Antarius”), exercised its call option to purchase Aviva France’s 50% share of Antarius. In accordance with the shareholders agreement, the exercise of the call option starts a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary will be classified as Held for Sale from the date when the transaction is expected to complete within 12 months.

(e) Significant restrictions

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

United Kingdom & Ireland

The United Kingdom and Ireland comprises two operating segments – Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business. UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers’ liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France

The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland

Activities in Poland comprise long-term business and general insurance operations, including our long-term business in Lithuania.

Italy, Spain and Other

These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy (including Eurovita up until the date of disposal in June 2014) and Spain (including Aseval and CxG up until the dates of their disposals in April 2013 and December 2014 respectively). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey (including our reduced joint venture share following IPO in November 2014) and our Turkish general insurance business (up until the date of disposal in December 2014). This segment also includes the results of our Russian and Romanian businesses until the date of their disposals in 2013.

Canada

The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.

Asia

Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia and Taiwan. This segment also includes the results of Sri Lanka, Malaysia and Korea until the date of their disposals (in December 2012, April 2013 and June 2014, respectively). Asia also includes general insurance and health operations in Singapore and health operations in Indonesia.

Aviva Investors

Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France, North America, Asia Pacific and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes the results of River Road Asset Management LLC until the date of its disposal in June 2014.

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

Discontinued operations and Delta Lloyd

In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation for the comparative periods in the income statement, statement of comprehensive income and statement of cash flows. As described in note 4(b)(viii) the settlement of the purchase price adjustment, in conjunction with the aggregate development of other provisions is presented as profit from discontinued operations in 2014.

The Group’s share of the results of its associate interest in Delta Lloyd until 5 July 2012 and, from 6 July 2012 until disposed in January 2013, as a financial investment, are shown within other activities within continuing operations.

5 – Segmental information continued

(a) (i) Segmental income statement for the year ended 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Total £m
Gross written premiums	4,306	4,484	5,756	490	3,514	2,176	942	—	2	21,670
Premiums ceded to reinsurers	(784)	(454)	(70)	(7)	(68)	(70)	(161)	—	—	(1,614)
Internal reinsurance revenue	(7)	(2)	(2)	(1)	(2)	(2)	—	—	16	—
Premiums written net of reinsurance	3,515	4,028	5,684	482	3,444	2,104	781	—	18	20,056
Net change in provision for unearned premiums	23	43	(27)	6	10	(54)	(3)	—	3	1
Net earned premiums	3,538	4,071	5,657	488	3,454	2,050	778	—	21	20,057
Fee and commission income	398	160	203	87	115	15	9	243	—	1,230
	3,936	4,231	5,860	575	3,569	2,065	787	243	21	21,287
Net investment income/(expense)	13,301	362	5,174	147	2,392	180	125	267	(59)	21,889
Inter-segment revenue	—	—	—	—	—	—	—	158	—	158
Share of profit/(loss) of joint ventures and associates	139	—	7	4	9	—	(12)	—	—	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	—	—	—	125	14	(1)	35	1	174
Segmental income[1]	17,376	4,593	11,041	726	6,095	2,259	899	703	(37)	43,655
Claims and benefits paid, net of recoveries from reinsurers	(7,522)	(2,745)	(4,594)	(331)	(2,572)	(1,276)	(362)	—	(72)	(19,474)
Change in insurance liabilities, net of reinsurance	(3,955)	88	(1,119)	(70)	(212)	(70)	(294)	—	62	(5,570)
Change in investment contract provisions	(3,036)	—	(1,881)	8	(1,347)	—	—	(262)	—	(6,518)
Change in unallocated divisible surplus	(62)	—	(2,182)	(6)	(1,055)	—	(59)	—	—	(3,364)
Fee and commission expense	(462)	(1,294)	(564)	(65)	(289)	(570)	(60)	(24)	(61)	(3,389)
Other expenses	(674)	(228)	(232)	(59)	(127)	(81)	(61)	(332)	(185)	(1,979)
Inter-segment expenses	(137)	(4)	(4)	(7)	—	(4)	—	—	(2)	(158)
Finance costs	(191)	(4)	(3)	—	(4)	(5)	—	(2)	(331)	(540)
Segmental expenses	(16,039)	(4,187)	(10,579)	(530)	(5,606)	(2,006)	(836)	(620)	(589)	(40,992)
Profit/(loss) before tax from continuing operations	1,337	406	462	196	489	253	63	83	(626)	2,663
Tax attributable to policyholders' returns	(357)	—	—	—	—	—	(25)	—	—	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	980	406	462	196	489	253	38	83	(626)	2,281
Profit from discontinued operations[4,5]									58	58
Adjusted for non-operating items from continuing operations:
Reclassification of corporate costs and unallocated interest	—	11	16	—	1	—	—	—	(28)	—
Investment return variances and economic assumption changes on long-term business	13	—	9	(4)	(101)	—	11	—	—	(72)
Short-term fluctuation in return on investments backing non-long-term business	—	(82)	(50)	(1)	13	(65)	—	—	(76)	(261)
Economic assumption changes on general insurance and health business	—	145	—	—	—	3	—	—	(3)	145
Impairment of goodwill, joint ventures and associates and other amounts expensed	—	—	—	—	—	—	24	—	—	24
Amortisation and impairment of intangibles	31	1	—	—	17	10	3	11	17	90
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	—	—	—	(125)	(14)	1	(35)	(1)	(174)
Integration and restructuring costs	28	11	15	1	1	4	1	4	75	140
Adjusted for non-operating items from discontinued operations[5]	—	—	—	—	—	—	—	—	(58)	(58)
Adjusted operating profit/(loss) before tax attributable to shareholders[6]	1,052	492	452	192	295	191	78	63	(642)	2,173
1	Total reported income, excluding inter-segment revenue, includes £20,816 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). For further details, see note 4.
5	In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment relating to the disposal of the US Life business in 2013. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.
6	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (ii) Segmental income statement for the year ended 31 December 2013

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued operations[4] £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	—	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	—	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	—	(9)	(6)	(3)	(5)	(8)	—	—	31	—	—	—
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	—	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	—	—	134	—	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	—	46	20,623	1,489	22,112
Fee and commission income	424	198	190	60	115	40	14	238	—	1,279	28	1,307
	4,643	4,583	5,730	533	3,339	2,236	554	238	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,332	180	1,628	17	40	148	(27)	12,509	2,340	14,849
Inter-segment revenue	—	—	—	—	—	—	—	143	—	143	49	192
Share of (loss)/profit of joint ventures and associates	88	—	8	3	6	—	15	—	—	120	—	120
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	—	—	(4)	13	—	19	—	—	115	808	923
Segmental income[1]	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	—	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	—	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	—	(1,725)	34	(386)	—	—	(144)	—	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	—	426	16	(363)	—	2	—	—	280	—	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	—	(7)	—	(3)	—	—	—	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	—	(4)	(6)	—	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders' returns	(190)	—	—	—	—	—	(1)	—	—	(191)	—	(191)
Profit/(loss) before tax attributable to shareholders' profits	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	7	21	—	—	—	—	—	(28)	—	—	—
Investment return variances and economic assumption changes on long-term business	414	—	(70)	1	(267)	—	(29)	—	—	49	(452)	(403)
Short-term fluctuation in return on investments on non-long-term business	—	74	15	—	12	122	—	—	113	336	—	336
Economic assumption changes on general insurance and health business	—	(28)	—	—	—	(4)	—	—	(1)	(33)	—	(33)
Impairment of goodwill, joint ventures and associates and other amounts expensed	—	—	—	—	48	—	29	—	—	77	—	77
Amortisation and impairment of intangibles	21	1	—	—	17	15	1	22	14	91	9	100
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	—	—	4	(13)	—	(19)	—	—	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	1,124	465	448	184	314	246	87	(26)	(793)	2,049	290	2,339

1	Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (iii) Segmental income statement for the year ended 31 December 2012

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued Operations[4] £m	Total £m
Gross written premiums	6,363	4,951	4,763	441	3,195	2,248	740	—	43	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(6)	(150)	(63)	(101)	—	(6)	(1,571)	(207)	(1,778)
Internal reinsurance revenue	—	(11)	(6)	(2)	(9)	(9)	(3)	—	40	—	—	—
Premiums written net of reinsurance	5,623	4,490	4,702	433	3,036	2,176	636	—	77	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(3)	3	(31)	(5)	—	—	(16)	—	(16)
Net earned premiums	5,608	4,553	4,674	430	3,039	2,145	631	—	77	21,157	3,589	24,746
Fee and commission income	448	180	121	57	131	42	10	279	5	1,273	23	1,296
	6,056	4,733	4,795	487	3,170	2,187	641	279	82	22,430	3,612	26,042
Net investment income/(expense)	8,561	514	8,047	401	3,136	140	283	(8)	61	21,135	2,241	23,376
Inter-segment revenue	—	—	—	—	—	—	—	134	—	134	75	209
Share of (loss)/profit of joint ventures and associates	(15)	—	8	2	2	—	(3)	7	(256)	(255)	—	(255)
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	(21)	—	—	7	—	12	—	(160)	(164)	(2,359)	(2,523)
Segmental income[1]	14,600	5,226	12,850	890	6,315	2,327	933	412	(273)	43,280	(3,569)	46,849
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,915)	(5,272)	(341)	(3,934)	(1,268)	(589)	—	(58)	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(30)	(880)	(241)	359	(40)	(17)	—	15	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	—	(983)	19	(296)	—	—	(39)	—	(4,450)	(77)	(4,527)
Change in unallocated divisible surplus	(347)	—	(4,359)	(30)	(1,491)	—	(89)	—	—	(6,316)	—	(6,316)
Fee and commission expense	(854)	(1,544)	(604)	(60)	(362)	(611)	(86)	(24)	(312)	(4,457)	(498)	(4,955)
Other expenses	(749)	(465)	(268)	(56)	(316)	(151)	(67)	(342)	(429)	(2,843)	(1,307)	(4,150)
Inter-segment expenses	(122)	(3)	—	(5)	—	(4)	—	—	—	(134)	(75)	(209)
Finance costs	(252)	(21)	(2)	—	(2)	(8)	—	(5)	(363)	(653)	(21)	(674)
Segmental expenses	(14,295)	(4,978)	(12,368)	(714)	(6,042)	(2,082)	(848)	(410)	(1,147)	(42,884)	(6,265)	(49,149)
Profit/(loss) before tax	305	248	482	176	273	245	85	2	(1,420)	396	(2,696)	(2,300)
Tax attributable to policyholders' returns	(198)	—	—	—	—	—	(23)	—	—	(221)	—	(221)
Profit/(loss) before tax attributable to shareholders' profits	107	248	482	176	273	245	62	2	(1,420)	175	(2,696)	(2,521)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	32	25	—	6	—	—	1	(71)	—	—	—
Investment return variances and economic assumption changes on long-term business	663	—	(28)	(13)	—	—	(2)	—	—	620	(342)	278
Short-term fluctuation in return on investments on non-long-term business	—	(17)	(68)	(1)	(43)	10	—	—	112	(7)	—	(7)
Economic assumption changes on general insurance and health business	—	20	—	—	—	—	—	—	1	21	—	21
Impairment of goodwill, joint ventures and associates and other amounts expensed	(1)	—	—	—	108	—	—	—	(47)	60	782	842
Amortisation and impairment of intangibles	54	6	—	—	16	11	1	6	34	128	129	257
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	21	—	—	(7)	—	(12)	—	160	164	2,359	2,523
Integration and restructuring costs	71	170	11	5	12	11	4	33	144	461	7	468
Share of Delta Lloyd’s non-operating items (before tax) as an associate	—	—	—	—	—	—	—	—	523	523	—	523
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	—	—	—	—	—	(107)	(107)	—	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	903	480	422	167	365	277	53	42	(671)	2,038	239	2,277

1	Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2012). For further details see note 4.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(a) (iv) Segmental statement of financial position as at 31 December 2014

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	—	1,031	—	8	190	23	50	—	—	1,302
Acquired value of in-force business and intangible assets	127	103	96	5	581	60	2	25	29	1,028
Interests in, and loans to, joint ventures and associates	953	—	145	10	82	2	352	—	—	1,544
Property and equipment	74	33	214	3	6	9	4	1	13	357
Investment property	5,558	95	1,758	—	1	—	—	1,120	393	8,925
Loans	24,178	84	788	—	58	122	30	—	—	25,260
Financial investments	97,410	5,415	66,484	2,829	19,959	3,483	3,192	660	3,206	202,638
Deferred acquisition costs	1,310	438	227	23	89	280	4	7	—	2,378
Other assets	19,092	4,895	10,009	171	1,585	937	459	784	4,346	42,278
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—	9	9
Total assets	148,702	12,094	79,721	3,049	22,551	4,916	4,093	2,597	7,996	285,719
Insurance liabilities
Long-term business and outstanding claims provisions	71,619	5,515	16,179	2,444	8,414	2,317	2,598	—	36	109,122
Unearned premiums	225	2,038	402	34	247	1,114	46	—	1	4,107
Other insurance liabilities	—	79	46	—	—	89	—	—	2	216
Liability for investment contracts	57,201	—	48,316	10	9,867	—	—	1,851	—	117,245
Unallocated divisible surplus	1,879	—	6,104	71	1,202	—	211	—	—	9,467
Net asset value attributable to unitholders	19	—	2,928	—	317	—	—	—	6,218	9,482
External borrowings	2,016	—	—	—	52	—	—	—	5,310	7,378
Other liabilities, including inter-segment liabilities	9,539	(1,787)	3,673	120	662	404	388	377	3,048	16,424
Liabilities of operations classified as held for sale	—	—	—	—	—	—	—	—	2	2
Total liabilities	142,498	5,845	77,648	2,679	20,761	3,924	3,243	2,228	14,617	273,443
Total equity										12,276
Total equity and liabilities										285,719

5 – Segmental information continued

(a) (v) Segmental statement of financial position as at 31 December 2013 – (Restated)1

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	—	1,039	—	9	303	49	49	27	—	1,476
Acquired value of in-force business and intangible assets	148	2	122	8	637	58	2	48	43	1,068
Interests in, and loans to, joint ventures and associates	1,001	—	153	9	94	—	210	—	—	1,467
Property and equipment	22	20	229	2	5	12	4	1	18	313
Investment property	6,364	7	1,545	—	2	—	—	982	551	9,451
Loans	22,629	270	852	—	23	76	29	—	—	23,879
Financial investments	90,646	4,696	65,601	3,045	20,469	3,402	2,756	687	2,725	194,027
Deferred acquisition costs	1,316	456	229	23	100	268	4	—	1	2,397
Other assets	19,620	4,167	11,051	220	1,967	1,081	343	532	5,455	44,436
Assets of operations classified as held for sale	—	—	—	—	3,042	—	62	—	9	3,113
Total assets	141,746	10,657	79,782	3,316	26,642	4,946	3,459	2,277	8,802	281,627
Insurance liabilities
Long-term business and outstanding claims provisions	67,484	5,657	16,185	2,640	9,575	2,372	2,142	—	45	106,100
Unearned premiums	248	2,094	404	43	298	1,088	50	—	1	4,226
Other insurance liabilities	—	84	50	—	1	92	—	—	2	229
Liability for investment contracts	54,679	—	49,856	14	9,750	—	—	1,759	—	116,058
Unallocated divisible surplus	1,857	—	4,292	72	342	—	150	—	—	6,713
Net asset value attributable to unitholders	287	—	3,032	—	324	—	—	—	6,719	10,362
External borrowings	2,620	—	—	—	72	—	—	—	5,127	7,819
Other liabilities, including inter-segment liabilities	8,489	(3,337)	3,782	114	963	411	354	272	5,032	16,080
Liabilities of operations classified as held for sale	—	—	—	—	3,003	—	20	—	—	3,023
Total liabilities	135,664	4,498	77,601	2,883	24,328	3,963	2,716	2,031	16,926	270,610
Total equity										11,017
Total equity and liabilities										281,627

1	The statement of financial position has been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details. There is no impact on the result or the total equity for any period presented as a result of this statement.

(b) Further analysis by products and services

The Group’s results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business. Long-term business also includes our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health

Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

Fund management

Our fund management business invests policyholders’ and shareholders’ funds and provides investment management services for institutional pension fund mandates. It manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other

Other includes service companies, head office expenses such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations and Delta Lloyd

In the products and services analysis, the results of US Life (including the related internal asset management business) for comparative periods are presented as discontinued operations up to the date of disposal in October 2013.

The Group’s share of the results of its associate interest in Delta Lloyd until 5 July 2012 and, from 6 July 2012 until disposal in January 2013, as a financial investment, are shown within other activities within continuing operations.

5 – Segmental information continued

(b) (i) Segmental income statement – products and services for the year ended 31 December 2014

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	12,727	8,943	—	—	21,670
Premiums ceded to reinsurers	(971)	(643)	—	—	(1,614)
Premiums written net of reinsurance	11,756	8,300	—	—	20,056
Net change in provision for unearned premiums	—	1	—	—	1
Net earned premiums	11,756	8,301	—	—	20,057
Fee and commission income	705	54	256	215	1,230
	12,461	8,355	256	215	21,287
Net investment income/(expense)	21,295	666	5	(77)	21,889
Inter-segment revenue	—	—	158	—	158
Share of profit of joint ventures and associates	144	3	—	—	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	140	(16)	35	15	174
Segmental income	34,040	9,008	454	153	43,655
Claims and benefits paid, net of recoveries from reinsurers	(13,861)	(5,613)	—	—	(19,474)
Change in insurance liabilities, net of reinsurance	(5,604)	34	—	—	(5,570)
Change in investment contract provisions	(6,518)	—	—	—	(6,518)
Change in unallocated divisible surplus	(3,364)	—	—	—	(3,364)
Fee and commission expense	(977)	(2,247)	(26)	(139)	(3,389)
Other expenses	(920)	(402)	(321)	(336)	(1,979)
Inter-segment expenses	(148)	(10)	—	—	(158)
Finance costs	(191)	(11)	(2)	(336)	(540)
Segmental expenses	(31,583)	(8,249)	(349)	(811)	(40,992)
Profit/(loss) before tax from continuing operations	2,457	759	105	(658)	2,663
Tax attributable to policyholder returns	(382)	—	—	—	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	2,075	759	105	(658)	2,281
Adjusted for:
Non-operating items from continuing operations	(96)	49	(19)	(42)	(108)
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations[3]	1,979	808	86	(700)	2,173
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[3]	1,979	808	86	(700)	2,173
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £164 million, of which £81 million relates to property and liability insurance and £83 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,146 million relating to health business. The remaining business relates to property and liability insurance.
3	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(b) (ii) Segmental income statement – products and services for the year ended 31 December 2013

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	12,674	9,361	—	—	22,035
Premiums ceded to reinsurers	(905)	(641)	—	—	(1,546)
Premiums written net of reinsurance	11,769	8,720	—	—	20,489
Net change in provision for unearned premiums	—	134	—	—	134
Net earned premiums	11,769	8,854	—	—	20,623
Fee and commission income	656	80	292	251	1,279
	12,425	8,934	292	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	—	—	143	—	143
Share of profit of joint ventures and associates	117	3	—	—	120
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	—	—	115
Segmental income	24,851	9,276	438	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	—	—	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	—	—	2,493
Change in investment contract provisions	(7,050)	—	—	—	(7,050)
Change in unallocated divisible surplus	280	—	—	—	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	—	—	(143)
Finance costs	(219)	(11)	(4)	(375)	(609)
Segmental expenses	(22,779)	(8,793)	(407)	(1,338)	(33,317)
Profit/(loss) before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	—	—	—	(191)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations	20	314	62	372	768
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations[4]	1,901	797	93	(742)	2,049
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[3,4]	272	—	31	(13)	290
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[4]	2,173	797	124	(755)	2,339
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note 4.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(b) (iii) Segmental income statement – products and services for the year ended 31 December 2012

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	13,209	9,535	—	—	22,744
Premiums ceded to reinsurers	(930)	(641)	—	—	(1,571)
Premiums written net of reinsurance	12,279	8,894	—	—	21,173
Net change in provision for unearned premiums	—	(16)	—	—	(16)
Net earned premiums	12,279	8,878	—	—	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income	20,236	823	6	70	21,135
Inter-segment revenue	—	—	127	—	127
Share of (loss)/profit of joint ventures and associates	(5)	1	3	(254)	(255)
Loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(6)	(21)	—	(137)	(164)
Segmental income	33,136	9,746	467	(76)	43,273
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	—	—	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	—	—	(430)
Change in investment contract provisions	(4,450)	—	—	—	(4,450)
Change in unallocated divisible surplus	(6,316)	—	—	—	(6,316)
Fee and commission expense	(1,522)	(2,523)	(32)	(380)	(4,457)
Other expenses	(1,251)	(715)	(368)	(509)	(2,843)
Inter-segment expenses	(116)	(11)	—	—	(127)
Finance costs	(198)	(28)	(56)	(371)	(653)
Segmental expenses	(32,051)	(9,110)	(456)	(1,260)	(42,877)
Profit/(loss) before tax from continuing operations	1,085	636	11	(1,336)	396
Tax attributable to policyholder returns	(221)	—	—	—	(221)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	864	636	11	(1,336)	175
Adjusted for:
Non-operating items from continuing operations	967	258	40	182	1447
Share of Delta Lloyd’s non-operating items (before tax) as an associate	—	—	—	523	523
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	(107)	(107)
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from continuing operations[4]	1,831	894	51	(738)	2,038
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[3,4]	200	—	55	(16)	239
Adjusted operating profit/(loss) before tax attributable to shareholders' profits[4]	2,031	894	106	(754)	2,277
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2012). For further details see note 4.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

5 – Segmental information continued

(b) (iv) Segmental statement of financial position – products and services as at 31 December 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	216	1,043	—	43	1,302
Acquired value of in-force business and intangible assets	691	270	25	42	1,028
Interests in, and loans to, joint ventures and associates	1,526	16	—	2	1,544
Property and equipment	230	100	1	26	357
Investment property	8,310	223	—	392	8,925
Loans	25,053	207	—	—	25,260
Financial investments	188,094	11,435	23	3,086	202,638
Deferred acquisition costs	1,519	852	7	—	2,378
Other assets	29,839	6,270	657	5,512	42,278
Assets of operations classified as held for sale	—	9	—	—	9
Total assets	255,478	20,425	713	9,103	285,719
Gross insurance liabilities	99,453	13,992	—	—	113,445
Gross liabilities for investment contracts	117,245	—	—	—	117,245
Unallocated divisible surplus	9,467	—	—	—	9,467
Net asset value attributable to unitholders	3,264	—	—	6,218	9,482
External borrowings	2,068	—	—	5,310	7,378
Other liabilities, including inter-segment liabilities	12,689	(952)	354	4,333	16,424
Liabilities of operations classified as held for sale	—	2	—	—	2
Total liabilities	244,186	13,042	354	15,861	273,443
Total equity					12,276
Total equity and liabilities					285,719

(b) (v) Segmental statement of financial position – products and services as at 31 December 2013 – (Restated)1

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	328	1,048	27	73	1,476
Acquired value of in-force business and intangible assets	791	160	48	69	1,068
Interests in, and loans to, joint ventures and associates	1,462	5	—	—	1,467
Property and equipment	187	91	1	34	313
Investment property	8,760	140	—	551	9,451
Loans	23,523	346	—	10	23,879
Financial investments	180,694	10,742	35	2,556	194,027
Deferred acquisition costs	1,525	862	10	—	2,397
Other assets	31,328	4,845	459	7,804	44,436
Assets of operations classified as held for sale	2,949	164	—	—	3,113
Total assets	251,547	18,403	580	11,097	281,627
Gross insurance liabilities	96,153	14,402	—	—	110,555
Gross liabilities for investment contracts	116,058	—	—	—	116,058
Unallocated divisible surplus	6,713	—	—	—	6,713
Net asset value attributable to unitholders	3,643	—	—	6,719	10,362
External borrowings	2,678	—	—	5,141	7,819
Other liabilities, including inter-segment liabilities	12,019	(2,574)	346	6,289	16,080
Liabilities of operations classified as held for sale	2,881	142	—	—	3,023
Total liabilities	240,145	11,970	346	18,149	270,610
Total equity					11,017
Total equity and liabilities					281,627
1	The statement of financial position has been restated following the adoption of amendments to IAS 32 “Financial Instruments: Presentation’ – see note 1 for details. There is no impact on the result or the total equity for any period presented as a result of this statement.
151

6 – Details of income

This note gives further detail on the items appearing in the income section of the consolidated income statement.

Continuing operations	2014 £m	2013 £m	2012 £m
Gross written premiums (note 5a and 5b)
Long-term:
Insurance contracts	7,898	8,749	9,683
Participating investment contracts	4,829	3,925	3,526
General insurance and health	8,943	9,361	9,535
	21,670	22,035	22,744
Less: premiums ceded to reinsurers (note 5a and 5b)	(1,614)	(1,546)	(1,571)
Gross change in provision for unearned premiums (note 38e)	(8)	136	(21)
Reinsurers’ share of change in provision for unearned premiums (note 41ciii)	9	(2)	5
Net change in provision for unearned premiums	1	134	(16)
Net earned premiums	20,057	20,623	21,157
Fee and commission income
Fee income from investment contract business	459	465	461
Fund management fee income	320	347	330
Other fee income	344	294	304
Reinsurance commissions receivable	81	90	92
Other commission income	13	45	41
Net change in deferred revenue	13	38	45
	1,230	1,279	1,273
Total revenue	21,287	21,902	22,430
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	4,945	5,488	5,735
From AFS investments and financial instruments at amortised cost	36	75	83
	4,981	5,563	5,818
Dividend income	1,444	1,527	1,652
Other income from investments designated as trading
Realised gains/(losses)on disposals	208	(202)	(667)
Unrealised gains and losses (policy K)
Gains/(Losses) arising in the year	795	(67)	(686)
(Gains)/Losses recognised in prior periods and now realised	(208)	202	667
	587	135	(19)
	795	(67)	(686)
Other income from investments designated as other than trading
Realised gains on disposals	2,829	3,250	1,844
Unrealised gains and losses (see policy K)
Gains arising in the year	13,403	4,639	14,244
Gains recognised in prior periods and now realised	(2,829)	(3,250)	(1,844)
	10,574	1,389	12,400
	13,403	4,639	14,244
Realised gains and losses on AFS investments
Losses/(gains) recognised in prior periods as unrealised in equity	7	(1)	(1)

Net income from investment properties
Rent	521	647	551
Expenses relating to these properties	(42)	(42)	(47)
Realised (losses)/gains on disposal	49	(2)	7
Fair value gains/(losses) on investment properties (note 19)	678	184	(475)
	1,206	787	36
Realised losses on loans	(4)	—	(9)
Foreign exchange gains and losses on investments other than trading	146	109	132
Other investment expenses	(89)	(48)	(51)
Net investment income	21,889	12,509	21,135
Share of profit/(loss) after tax of joint ventures (note 16)	129	140	(15)
Share of profit/(loss) after tax of associates (note 17)	18	(20)	(240)
Share of profit after tax of joint ventures and associates	147	120	(255)
Profit/ (loss) on disposal and remeasurement of subsidiaries, joint ventures and associates (note 4b)	174	115	(164)
Income from continuing operations	43,497	34,646	43,146
Income from discontinued operations	58	4,665	3,494
Total income	43,555	39,311	46,640

7 – Details of expenses

This note gives further detail on the items appearing in the expenses section of the consolidated income statement.

Continuing operations	2014 £m	2013 £m	2012 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	10,085	11,899	12,382
Participating investment contracts	4,431	5,089	6,500
Non-participating investment contracts	27	61	33
Claims and benefits paid to policyholders on general insurance and health business	5,917	6,082	6,050
	20,460	23,131	24,965
Less: Claim recoveries from reinsurers
Insurance contracts	(933)	(975)	(1,197)
Participating investment contracts	(53)	(63)	(167)
Claims and benefits paid, net of recoveries from reinsurers	19,474	22,093	23,601
Change in insurance liabilities
Change in insurance liabilities (note 38)	5,890	(2,396)	688
Change in reinsurance asset for insurance provisions (note 38)	(320)	(97)	(258)
Change in insurance liabilities, net of reinsurance	5,570	(2,493)	430
Change in investment contract provisions
Investment income allocated to investment contracts	2,629	4,406	3,178
Other changes in provisions
Participating investment contracts (note 39)	3,218	2,244	759
Non-participating investment contracts	678	409	525
Change in reinsurance asset for investment contract provisions	(7)	(9)	(12)
Change in investment contract provisions	6,518	7,050	4,450
Change in unallocated divisible surplus (note 43)	3,364	(280)	6,316
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,103	2,264	2,393
Change in deferred acquisition costs for insurance and participating investment contracts	(59)	184	131
Deferrable costs for non-participating investment contracts	63	82	126
Other acquisition costs	828	872	970
Change in deferred acquisition costs for non-participating investment contracts	38	(93)	85
Investment income attributable to unitholders	112	347	441
Reinsurance commissions and other fee and commission expense	304	319	311
	3,389	3,975	4,457
Other expenses
Other operating expenses
Staff costs	848	841	1,122
Central costs and sharesave schemes	132	150	136
Depreciation	19	31	42
Impairment of goodwill on subsidiaries (note 14)	—	48	109
Amortisation of acquired value of in-force business on insurance contracts	32	37	43
Amortisation of intangible assets	81	81	96
Impairment of acquired value of in-force business	—	—	73
Impairment of intangible assets	10	14	49
Integration and restructuring costs (see below)	140	363	461
Other expenses	773	701	662
	2,035	2,266	2,793
Impairments
Net impairment on loans	(9)	30	43
Net impairment on financial investments	1	2	—
Net impairment on receivables and other financial assets	5	—	3
	(3)	32	46
Other net foreign exchange (gains)/losses	(53)	(78)	4
Finance costs (note 8)	540	609	653
Expenses from continuing operations	40,834	33,174	42,750
Expenses from discontinued operations	—	3,127	6,190
Total expenses	40,834	36,301	48,940

Integration and restructuring costs

Integration and restructuring costs from continuing operations were £140 million (2013: £363 million; 2012: £461 million) and mainly include £94 million of expenses associated with the Solvency II programme (2013: £79 million; 2012: £117 million). Compared to the prior year, integration and restructuring costs have reduced by £223 million principally driven by a significant reduction in transformation spend.

8 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 47) and similar charges.

Finance costs comprise:

Continuing operations	2014 £m	2013 £m	2012 £m
Interest expense on core structural borrowings
Subordinated debt	289	305	294
Long term senior debt	19	21	19
Commercial paper	2	2	4
	310	328	317
Interest expense on operational borrowings
Amounts owed to financial institutions	48	70	94
Securitised mortgage loan notes at fair value	87	89	90
	135	159	184
Interest on collateral received	18	20	27
Net finance charge on pension schemes	13	20	19
Unwind of discount on GI reserves	6	5	21
Other similar charges	58	77	85
Total finance costs from continuing operations	540	609	653
Total finance costs from discontinued operations	—	16	21
Total finance costs	540	625	674

9 – Employee information

This note shows where our staff are employed throughout the world, excluding staff employed by our joint ventures and associates.

Employee numbers

The number of persons employed by the Group, including directors under a service contract, was:

	At 31 December			Average for the year[1]
Continuing operations	2014 Number	2013 Number	2012 Number	2014 Number	2013 Number	2012 Number
United Kingdom & Ireland	14,324	14,886	17,580	14,617	16,751	18,695
France	4,082	4,134	4,272	4,135	4,177	4,261
Poland	1,380	1,260	1,162	1,342	1,230	1,207
Italy, Spain and Other	932	1,239	1,624	1,169	1,392	1,817
Canada	3,461	3,582	3,758	3,455	3,685	3,729
Asia	999	1,081	1,118	1,021	1,128	1,913
Aviva Investors	953	923	1,056	957	979	1,134
Other Group Activities	233	613	641	241	628	833
Employees in continuing operations	26,364	27,718	31,211	26,937	29,970	33,589
Employees in discontinued operations	—	—	1,911	—	1,552	1,941
Total employee numbers	26,364	27,718	33,122	26,937	31,522	35,530
1	Average employee numbers have been calculated using a monthly average that takes into account recruitment, leavers, transfers and disposals of businesses during the year.

.

10 – Auditors’ remuneration

This note shows the total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to our principal auditors, PricewaterhouseCoopers LLP.

Continuing operations	2014 £m	2013 £m	2012 £m
Fees payable to PwC LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	2.5	2.4	2.2
Fees payable to PwC LLP and its associates for other services Audit of Group subsidiaries	9.8	10.1	9.6
Additional fees related to the prior year audit of Group subsidiaries	0.1	0.7	—
Total audit fees	12.4	13.2	11.8
Audit related assurance	2.3	2.2	2.3
Other assurance services	9.8	6.1	7.2
Total audit and assurance fees	24.5	21.5	21.3
Tax compliance services	0.1	0.1	0.4
Tax advisory services	0.1	0.1	0.1
Services relating to corporate finance transactions	—	0.1	0.3
Other non audit services not covered above	1.5	1.1	7.7
Fees payable to PwC LLP and its associates for services to Group companies classified as continuing operations	26.2	22.9	29.8
Discontinued operations
Fees payable to PwC LLP and its associates for audit of Group subsidiaries	—	1.2	1.7
Fees payable to PwC LLP and its associates for other non-audit services to Group subsidiaries	—	0.1	0.3
Total fees payable to PwC LLP and its associates for services to Group companies	26.2	24.2	31.8

The tables above reflect the disclosure requirements of SI2011/2198 – The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

In addition to the fees shown above, during 2014 the Group paid PwC £0.2 million (2013: £0.2 million; 2012: £0.2 million) in relation to the audit of Group occupational pension schemes.

Fees payable for the audit of the Group’s subsidiaries include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by the principal auditors in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Total audit fees (excluding additional fees relating to the prior year audits of group subsidiaries), audit-related assurance fees and fees for the audit of the Group’s MCEV reporting were £15.8 million (2013: £15.8 million; 2012: £15.4 million). This includes favourable foreign exchange movements of £0.3 million, giving an underlying increase of £0.3 million.

Audit related assurance comprises services in relation to statutory and regulatory filings. These include audit services for the audit of regulatory returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for other assurance services comprise non-statutory assurance work which is customarily performed by the external auditor, including the audit of the Group’s MCEV reporting. Although embedded value is a primary management reporting basis and our disclosures require a full audit, the relevant fees are not classified as being for statutory audit.

Other assurance services in 2014 includes fees relating to the audit of the Group’s MCEV reporting of £1.2 million, £1.4 million for examination of the Group Individual Capital Assessment and Economic Capital and £6.4 million associated with assurance services to prepare the businesses for Solvency II implementation. Solvency II implementation is a major project requiring substantial model validation assurance that the Company believes is most appropriately performed by the principal auditors. In view of the significance and scale of this work, the Audit Committee specifically assessed the suitability of PwC to provide this service.

The 2014 fees for other non-audit services of £1.5 million includes £0.5 million relating to a controls review at Aviva Investors and £1.0 million for a number of other, individually smaller services.

Details of the Group’s process for safeguarding and supporting the independence and objectivity of the external auditors are given in the Audit Committee report.

11 – Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged to the income statement

(i) The total tax charge comprises:

	2014 £m	2013 £m	2012 £m
Current tax
For the year	680	517	531
Prior year adjustments	12	13	(47)
Total current tax from continuing operations	692	530	484
Deferred tax
Origination and reversal of temporary differences	315	63	(33)
Changes in tax rates or tax laws	(17)	(13)	(12)
Write-(back)/down of deferred tax assets	(7)	14	43
Total deferred tax from continuing operations	291	64	(2)
Total tax charged to income statement from continuing operations	983	594	482
Total tax charged to income statement from discontinued operations	—	265	152
Total tax charged to income statement	983	859	634

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholder returns included in the charge above is £382 million (2013: £191 million; 2012: £221 million).

(iii) The tax charge can be analysed as follows:

	2014 £m	2013 £m	2012 £m
UK tax	462	76	(1)
Overseas tax	521	783	635
	983	859	634

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £5 million and £nil (2013: £3 million and £57 million; 2012: £7 million and £11 million), respectively.

(v) Deferred tax charged to the income statement represents movements on the following items:

	2014 £m	2013 £m	2012 £m
Long-term business technical provisions and other insurance items	(1,209)	(24)	(1,868)
Deferred acquisition costs	34	(90)	254
Unrealised gains/(losses) on investments	1,254	145	2,312
Pensions and other post-retirement obligations	7	6	12
Unused losses and tax credits	32	112	(30)
Subsidiaries, associates and joint ventures	5	(2)	—
Intangibles and additional value of in-force long-term business	(7)	(6)	(12)
Provisions and other temporary differences	175	(77)	(670)
Deferred tax charged/(credited) to income statement from continuing operations	291	64	(2)
Deferred tax charged to income statement from discontinued operations	—	187	143
Total deferred tax charged to income statement	291	251	141
156

11 – Tax continued

(b) Tax charged/(credited) to other comprehensive income

(i) The total tax charge/(credit) comprises:

	2014 £m	2013 £m	2012 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(77)	(15)	(28)
In respect of foreign exchange movements	(12)	6	(17)
	(89)	(9)	(45)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	424	(110)	(160)
In respect of fair value gains on owner-occupied properties	—	—	(1)
In respect of unrealised gains on investments	21	8	9
	445	(102)	(152)
Tax charged/(credited) to other comprehensive income arising from continuing operations	356	(111)	(197)
Tax (credited)/charged to other comprehensive income arising from discontinued operations	—	(169)	107
Total tax charged/(credited) to other comprehensive income	356	(280)	(90)

(ii) The tax charge attributable to policyholders’ returns included above is £nil (2013: £nil; 2012: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £19 million (2013: £52 million; 2012: £18 million). This comprises £19 million in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes (2013: £22 million; 2012; £18 million). In 2013, £30 million related to the currency translation reserve recycled to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2014 £m	Shareholder £m	Policyholder £m	2013 £m	Shareholder £m	Policyholder £m	2012 £m
Total profit/(loss) before tax	2,339	382	2,721	2,819	191	3,010	(2,521)	221	(2,300)

Tax calculated at standard UK corporation tax rate of 21.5% (2013: 23.25%; 2012: 24.5%)	503	82	585	656	44	700	(618)	54	(564)
Reconciling items
Different basis of tax – policyholders	—	302	302	—	147	147	—	170	170
Adjustment to tax charge in respect of prior periods	(36)	—	(36)	(18)	—	(18)	(20)	—	(20)
Non-assessable income and items not taxed at the full statutory rate	(22)	—	(22)	(54)	—	(54)	(86)	—	(86)
Non-taxable (profit)/loss on sale of subsidiaries and associates	(31)	—	(31)	(154)	—	(154)	872	—	872
Disallowable expenses	76	—	76	98	—	98	418	—	418
Different local basis of tax on overseas profits	138	(2)	136	184	—	184	(142)	(3)	(145)
Change in future local statutory tax rates	(17)	—	(17)	(9)	—	(9)	(13)	—	(13)
Movement in deferred tax not recognised	3	—	3	(21)	—	(21)	(69)	—	(69)
Tax effect of profit from joint ventures and associates	(4)	—	(4)	(10)	—	(10)	75	—	75
Other	(9)	—	(9)	(4)	—	(4)	(4)	—	(4)
Total tax charged to income statement	601	382	983	668	191	859	413	221	634

The charge attributable to policyholder returns is removed from the Group’s total profit/(loss) before tax in arriving at the Group’s profit/(loss) before tax attributable to shareholders’ profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group’s pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge and the impact of this item in the tax reconciliation can be explained as follows:

	2014 £m	2013 £m	2012 £m
Tax attributable to policyholder returns	382	191	221
UK corporation tax at a rate of 21.5% (2013: 23.25%; 2012: 24.5%) in respect of the policyholder tax deduction	(82)	(44)	(54)
Different local basis of tax of overseas profits	2	—	3
Different basis of tax – policyholders per tax reconciliation	302	147	170

UK legislation was substantively enacted in July 2013 to reduce the main rate of corporation tax from 23% to 21% from 1 April 2014, resulting in an effective rate for the year ended 31 December 2014 of 21.5%. A further reduction to 20% was also enacted with effect from 1 April 2015. The 20% rate has been used in the calculation of the UK’s deferred tax assets and liabilities as at 31 December 2014.

12 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i) The profit/(loss) attributable to ordinary shareholders is:

Continuing operations	2014 £m	2013 £m	2012 £m
Profit before tax attributable to shareholders' profits	2,281	1,281	68
Share of Delta Lloyd’s tax expense as an associate	—	—	107
Profit for the year	2,281	1,281	175
Tax attributable to shareholders' profit	(601)	(403)	(261)
Profit/(loss) for the year	1,680	878	(86)
Amount attributable to non-controlling interests	(169)	(143)	(168)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(69)	(70)	(55)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,425	648	(326)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	58	1,273	(2,848)
Profit/(loss) attributable to ordinary shareholders	1,483	1,921	(3,174)

(ii) Basic earnings per share is calculated as follows:

			2014			2013			2012
	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p
Profit/(loss) attributable to ordinary shareholders from continuing operations	2,281	1,425	48.4	1,281	648	22.0	175	(326)	(11.2)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	58	58	2.0	1,538	1,273	43.3	(2,696)	(2,848)	(97.9)
Profit/(loss) attributable to ordinary shareholders	2,339	1,483	50.4	2,819	1,921	65.3	(2,521)	(3,174)	(109.1)
1	DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 2,943 million (2013: 2,940 million; 2012: 2,910 million) ordinary shares in issues, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2014 was 2,950 million (2013: 2,947 million; 2012: 2,946 million) and 2,948 million (2013: 2,938 million; 2012: 2,936 million) excluding shares owned by the employee share trusts.

(b) Diluted earnings per share

(i) Diluted earnings per share is calculated as follows:

			2014			2013			2012
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	1,425	2,943	48.4	648	2,940	22.0	(326)	2,910	(11.2)
Dilutive effect of share awards and options	—	44	(0.7)	—	39	(0.2)	—	44	—
Diluted earnings per share from continuing operations[1]	1,425	2,987	47.7	648	2,979	21.8	(326)	2,954	(11.2)
Profit/(loss) attributable to ordinary shareholders	58	2,943	2.0	1,273	2,940	43.3	(2,848)	2,910	(97.9)
Dilutive effect of share awards and options	—	44	(0.1)	—	39	(0.6)	—	44	—
Diluted earnings/(loss) per share from discontinued operations[1]	58	2,987	1.9	1,273	2,979	42.7	(2,848)	2,954	(97.9)
Diluted earnings/(loss) per share	1,483	2,987	49.6	1,921	2,979	64.5	(3,174)	2,954	(109.1)
1	Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for period where the result was a loss remain the same.
158

13 – Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed in December 2014 because it is not accrued in these financial statements.

	2014 £m	2013 £m	2012 £m
Ordinary dividends declared and charged to equity in the year
Final 2013 – 9.40 pence per share, paid on 16 May 2014	277	—	—
Final 2012 – 9.00 pence per share, paid on 17 May 2013	—	264	—
Final 2011 – 16.00 pence per share, paid on 17 May 2012	—	—	465
Interim 2014 – 5.85 pence per share, paid on 17 November 2014	172	—	—
Interim 2013 – 5.60 pence per share, paid on 15 November 2013	—	165	—
Interim 2012 – 10 pence per share, paid on 16 November 2012	—	—	292
	449	429	757
Dividends waived/unclaimed returned to the company	(3)	—	—
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	88	92	73
	551	538	847

In December 2014, the directors proposed a final dividend for 2014 of 12.25 pence per ordinary share (2013: 9.40 pence; 2012: 9.0 pence), amounting to £361 million (2013: £277 million; 2012: £264 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 15 May 2015 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2015.

Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 21.50% (2013: 23.25%; 2012: 24.5%).

14 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2014 £m	2013 £m
Gross amount
At 1 January	1,770	2,774
Acquisitions and additions	3	6
Disposals	(191)	(1,034)
Movements in contingent consideration	(39)	—
Foreign exchange rate movements	(40)	24
At 31 December	1,503	1,770
Accumulated impairment
At 1 January	(290)	(1,071)
Impairment losses charged to expenses	—	(48)
Disposals	73	842
Foreign exchange rate movements	16	(13)
At 31 December	(201)	(290)
Carrying amount at 1 January	1,480	1,703
Carrying amount at 31 December	1,302	1,480
Less: Assets classified as held for sale	—	(4)
Carrying amount at 31 December	1,302	1,476

Goodwill from acquisitions and additions arose on the acquisition of a small insurance broker in Canada.

There were no goodwill impairment charges on subsidiaries recognised in the income statement. The total charge for impairment of goodwill, joint ventures, and associates for the year was £24 million, comprising an impairment charge recognised in respect of goodwill within interests in associates (refer to note 17).

Goodwill disposed of during the year primarily relates to CxG, a Spanish long-term business, and River Road, a US equity manager. See note 4 for further details.

Movements in contingent consideration in 2014 relate to contingent consideration received in respect of acquisitions of subsidiaries made prior to 1 January 2010.

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 15)		Total
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
United Kingdom – general insurance and health	924	924	—	—	924	924
Ireland – general insurance and health	107	115	—	—	107	115
France – long-term business	—	—	48	52	48	52
Poland – long-term business	8	9	—	—	8	9
Italy
Long-term business	14	15	—	—	14	15
General insurance and health	28	30	—	—	28	30
Spain – long-term business	148	259	—	—	148	259
Aviva Investors – fund management	—	27	—	—	—	27
Canada	23	49	—	—	23	49
Asia	50	52	—	—	50	52
	1,302	1,480	48	52	1,350	1,532

Goodwill in all business units is tested for impairment by comparing the carrying value of the cash generating unit to which the goodwill relates, to the recoverable value of that cash generating unit. The recoverable amount is the value in use of the cash generating unit unless otherwise stated.

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

14 – Goodwill continued

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

Key Assumptions

	Embedded value basis		Future new business profits growth rate		Future new business profits discount rate
	2014	2013	2014%	2013%	2014%	2013%
Italy long-term business	MCEV	MCEV	2.0	2.0	8.4	10.5
Spain long-term business	MCEV	MCEV	1.5	1.5	10.0	10.0

General insurance, health, fund management and other businesses

Value in use is calculated as the discounted value of expected future profits of each business. The calculation uses cash flow projections based on business plans approved by management covering a three year period. These plans reflect management’s best estimate of future profits based on both historical experience and expected growth rates for the relevant cash generating unit. The underlying assumptions of these projections include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates.

Cash flows beyond that three year period are extrapolated using a steady growth rate. Growth rates and expected future profits are set with regards to past experience and relevant available market statistics.

Future profits are discounted using a risk adjusted discount rate.

Key assumptions

	Extrapolated future profits growth rate		Future profits discount rate
	2014%	2013%	2014%	2013%
United Kingdom general insurance and health	1.3	1.3	6.7	7.7
Ireland general insurance and health	1.3	1.3	5.9	8.4
Italy general insurance and health	2.0	2.0	6.8 – 7.9	8.7 – 10.2

France – indefinite life intangible asset

The recoverable amount of the indefinite life intangible asset has been assessed based on the fair value less costs to sell of the cash generating unit to which it relates. The fair value less costs to sell was determined based on the quoted market value of Aviva’s share of the subsidiary to which it relates.

Results of impairment testing

The recoverable amount exceeds the carrying value of the cash generating units including goodwill.

15 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost, amortisation and impairment of the acquired value of in-force business and intangible assets during the year.

	AVIF on insurance contracts[1] £m	AVIF on investment contracts[2] £m	Other intangible assets with finite useful lives (b) £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2013	2,261	288	1,737	114	4,400
Additions	—	—	110	—	110
Disposals	(1,850)	(158)	(477)	—	(2,485)
Movement in shadow adjustment	133	—	—	—	133
Foreign exchange rate movements	18	10	8	4	40
At 31 December 2013	562	140	1,378	118	2,198
Additions	—	—	161	—	161
Disposals	(70)	(21)	(67)	—	(158)
Foreign exchange rate movements	(27)	(1)	(51)	(8)	(87)
At 31 December 2014	465	118	1,421	110	2,114
Accumulated amortisation
At 1 January 2013	(1,547)	(165)	(682)	—	(2,394)
Amortisation for the year	(133)	(8)	(73)	—	(214)
Disposals	1,308	102	314	—	1,724
Foreign exchange rate movements	(11)	(7)	8	—	(10)
At 31 December 2013	(383)	(78)	(433)	—	(894)
Amortisation for the year	(32)	(5)	(76)	—	(113)
Disposals	30	21	34	—	85
Foreign exchange rate movements	22	1	7	—	30
At 31 December 2014	(363)	(61)	(468)	—	(892)
Accumulated Impairment
At 1 January 2013	(144)	(39)	(185)	(63)	(431)
Impairment losses charged to expenses	—	—	(24)	—	(24)
Disposals	61	15	151	—	227
Foreign exchange rate movements	(2)	—	(3)	(3)	(8)
At 31 December 2013	(85)	(24)	(61)	(66)	(236)
Impairment losses charged to expenses	—	—	(10)	—	(10)
Disposals	40	—	6	—	46
Foreign exchange rate movements	2	—	—	4	6
At 31 December 2014	(43)	(24)	(65)	(62)	(194)
Carrying amount
At 1 January 2013[3]	570	84	870	51	1,575
At 31 December 2013	94	38	884	52	1,068
At 31 December 2014	59	33	888	48	1,028
1	On insurance and participating investment contracts.
2	On non-participating investment contracts.
3	The carrying amount of acquired value of in-force business and intangible assets at 1 January 2013 includes held for sale assets of £491 million.

(a)	Intangible assets with indefinite useful lives comprise the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification. Impairment testing of these intangible assets is covered in note 14(b).

(b)	Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.

Additions relate to intangible assets with finite lives including capitalised software in the UK and Canadian general insurance business.

The intangible assets with finite lives disposed of in the year relate primarily to River Road and a Canadian broker. Disposals also comprise the derecognition of exhausted assets which are fully amortised or impaired with nil carrying value.

Impairment losses on intangible assets with finite lives of £10 million arose principally from impairments of capitalised software in the UK long-term business and other Group activities. Impairment tests were conducted as described in note 14(b).

AVIF on insurance and investment contracts is generally recoverable in more than one year. Of the total AVIF of £92 million (£59 million on insurance contracts, £33 million on investment contracts), £74 million (2013: £93 million) is expected to be recovered more than one year after the statement of financial position date.

16 – Interests in, and loans to, joint ventures

In several businesses, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount and details of joint ventures

(i) The movements in the carrying amount comprised:

				2014				2013
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	60	1,145	24	1,229	132	1,341	43	1,516
Share of results before tax	—	138	—	138	—	161	—	161
Share of tax	—	(3)	—	(3)	—	(16)	—	(16)
Share of results after tax	—	135	—	135	—	145	—	145
Amortisation of intangibles[1]	(6)	—	—	(6)	(5)	—	—	(5)
Share of (loss)/profit after tax	(6)	135	—	129	(5)	145	—	140
Reclassification from subsidiary	43	21	—	64	—	—	—	—
Additions	—	7	73	80	—	149	6	155
Disposals	—	(311)	—	(311)	(54)	(378)	—	(432)
Reduction in Group interest	(10)	(26)	—	(36)	—	(37)	—	(37)
Share of gains/(losses) taken to other comprehensive income	—	22	—	22	—	(37)	—	(37)
Loans repaid	—	—	(25)	(25)	—	—	(21)	(21)
Dividend received	—	(22)	—	(22)	—	(37)	—	(37)
Foreign exchange rate movements	—	9	1	10	(13)	(1)	(4)	(18)
At 31 December	87	980	73	1,140	60	1,145	24	1,229
Less: Amounts classified as held for sale	—	—	—	—	—	(29)	—	(29)
At 31 December	87	980	73	1,140	60	1,116	24	1,200
1	Comprises amortisation of AVIF on insurance contracts of £3 million (2013: £3 million) and other intangibles of £3 million (2013: £2 million).

‘Reclassification from subsidiary’ relates to the recognition of the Group’s joint venture holdings in Indonesia, which was previously a fully consolidated subsidiary (refer to note 4(b)(i) for further detail). Additions relate to additional investments in, and loans to, property management undertakings.

Disposals relate to the disposal of all or a portion of the Group’s holdings in various property management undertakings. Reductions in Group interest in 2014 relate to the sale of the South Korean joint venture, Woori Aviva Life Insurance Co. Ltd, and the IPO share sale of AvivaSA Emeklilik ve Hayat A.S. See note 4 for further details.

The Group’s share of total comprehensive income related to joint venture entities is £151 million (2013: £103 million; 2012: £6 million).

(ii) The carrying amount at 31 December comprised:

				2014				2013
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	692	73	765	—	893	24	917
Long-term business undertakings	87	278	—	365	60	252	—	312
General insurance and health undertakings	—	10	—	10	—	—	—	—
Total	87	980	73	1,140	60	1,145	24	1,229

The property management undertakings perform property ownership and management activities, and are incorporated and operate in the UK. All such investments are held by subsidiary entities. The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

The long-term business undertakings perform life insurance activities. All investments in such undertakings are unlisted with the exception of Aviva SA Emklilik ve Hayat A.S. which has issued a minority portion of shares publically (refer to note 4(b)(v)). All investments in such undertakings are held by subsidiaries, except for the shares in the Chinese joint venture, Aviva-COFCO Life Insurance Co. Limited, which are held by Aviva plc. The Group’s share of net assets of that company is £208 million (2013: £177 million) and has a fair value of £208 million (2013: £177 million).

The investment in general insurance and health undertakings relates to the health insurance operations in our Indonesian joint venture.

(iii) No joint ventures are considered to be material from a Group perspective (2013: none). The Group’s principal joint ventures are as follows:

Name	Nature of activities	Principal place of business	Proportion of ownership interest
			2014	2013
The Southgate Limited Partnership	Property management	UK	50.00%	50.00%
Airport Property Partnership	Property management	UK	50.00%	50.00%
First-Aviva Life Insurance Co. Ltd	Life insurance	Taiwan	49.00%	49.00%
Aviva-COFCO Life Insurance Co. Ltd	Life insurance	China	50.00%	50.00%
PT Astra Aviva Life	Life insurance	Indonesia	50.00%	60.00%[1]
AvivaSA Emeklilik ve Hayat A.S	Life insurance	Turkey	41.28%	49.83%

1 Operations reclassified as a joint venture in 2014 upon change in control, refer to note 4(b)(i).

16 – Interests in, and loans to, joint ventures continued

Additionally, the Group has one property limited partnership joint venture, 2-10 Mortimer Limited Partnership, whose non-controlling interest (NCI) is material on the basis of their share of profit/(loss), as follows:

	2014	2013	2012
Proportion of interests held by NCI	54.5%	61.9%	72.7%
Proportion of voting rights held by NCI	50%	50%	50%
Profit allocated to NCI (£m)	62	41	—
Accumulated NCI (£m)	102	46	5

(iv) The joint ventures have no significant contingent liabilities to which the Group is exposed. The Group has commitments to provide funding to property management joint ventures of £70 million (2013: £140 million).

In certain jurisdictions the ability of joint ventures to transfer funds in the form of cash dividends or to repay loans and advances made by the Group is subject to local corporate or insurance laws and regulations and solvency requirements.

b) Impairment testing

Joint ventures are tested for impairment by comparing the carrying value of the cash generating unit to which the goodwill or intangible relates to the recoverable value of that cash generating unit.

The recoverable amount of long-term business undertakings is the value in use of the joint venture. This is calculated according to the methodology for the calculation of the value in use of long-term business cash generating units for the impairment testing of goodwill, as set out in note 14(b).

The recoverable amount of property management undertakings is the fair value less costs to sell of the joint venture, measured in accordance with the Group’s accounting policy for Investment Property (see accounting policy Q).

There is no impairment in the goodwill and intangible amounts within the joint ventures.

17 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

Carrying amount and details of associates

(i) The movements in the carrying amount comprised:

				2014				2013
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	—	262	5	267	—	256	9	265
Share of results before tax	—	44	—	44	—	10	—	10
Share of tax	—	(2)	—	(2)	—	(1)	—	(1)
Share of results after tax	—	42	—	42	—	9	—	9
Impairment	(24)	—	—	(24)	(29)	—	—	(29)
Share of results after tax	(24)	42	—	18	(29)	9	—	(20)
Additions	24	34	—	58	29	14	—	43
Loans repaid	—	—	(8)	(8)	—	—	(4)	(4)
Reduction in group interest	—	(43)	—	(43)	—	(8)	—	(8)
Reclassification from subsidiary	—	125	—	125	—	—	—	—
Reclassification from investment	—	25	—	25	—	—	—	—
Dividends received	—	(30)	—	(30)	—	(10)	—	(10)
Foreign exchange rate movements	—	(11)	3	(8)	—	1	—	1
Movements in carrying amount	—	142	(5)	137	—	6	(4)	2
At 31 December	—	404	—	404	—	262	5	267

Impairment testing

Management has determined that the goodwill in Aviva Life Insurance Company India Limited is fully impaired. An impairment of £24 million (2013: £29 million; 2012: £147 million) has been recognised in respect of this associate, reducing its goodwill to £nil.

The recoverable amount of property management undertakings is the fair value less costs to sell of the associate, measured in accordance with the Group’s accounting policy for Investment Property (see accounting policy Q).

Other movements

Additions of equity interests and reduction in group interests relate to the purchase and sale of portions of the Group’s holdings in various property management undertakings. Reclassification from subsidiary relates primarily to the reclassification of property management undertakings following reductions in the Group’s stakes in 2014. The Group’s share of total comprehensive income related to associates is £18 million (2013: loss of £20 million; 2012: loss of £247 million).

(ii) No associates are considered to be material from a Group perspective (2013: none). All investments in principal associates are held by subsidiaries. The Group’s principal associates are as follows:

Name	Nature of activities	Principal place of business	Proportion of ownership interest
			2014	2013
Aviva Life Insurance Company India	Life insurance	India	26.00%	26.00%
SCPI Ufifrance Immobilier	Property Management	France	20.40%	20.40%
Ashtenne Industrial Fund (A.I.F)	Property Management	UK	20.10%	32.17%
Encore +[1]	Property Management	UK	10.82%	12.32%

1. The Group has significant influence over Encore + and it is therefore accounted for as an associate.

17 – Interests in, and loans to, associates continued

(iii) The associates have no significant contingent liabilities to which the Group is exposed.

In certain jurisdictions the ability of associates to transfer funds in the form of cash dividends or to repay loans and advances made by the Group is subject to local corporate or insurance laws and regulations and solvency requirements.

18 – Property and equipment

This note analyses our property and equipment, which are primarily properties occupied by Group companies.

	Properties under construction £m	Owner - occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2013	74	337	3	608	219	1,241
Additions	—	12	—	9	9	30
Disposals[1]	(44)	(96)	—	(19)	(61)	(220)
Transfers (to)/from investment property (note 19)	(25)	1	—	—	—	(24)
Fair value losses	3	(2)	—	—	—	1
Foreign exchange rate movements	—	6	—	(2)	(1)	3
At 31 December 2013	8	258	3	596	166	1,031
Additions	—	100	—	9	7	116
Disposals	(13)	(4)	—	(39)	(5)	(61)
Transfers (to)/from investment property (note 19)	—	—	—	—	—	—
Fair value gains/(losses)	5	4	—	—	—	9
Foreign exchange rate movements	—	(15)	—	(3)	(9)	(27)
At 31 December 2014	—	343	3	563	159	1,068
Depreciation and impairment
At 1 January 2013	—	(92)	(2)	(559)	(195)	(848)
Charge for the year	—	—	—	(22)	(12)	(34)
Disposals[1]	—	91	—	12	59	162
Foreign exchange rate movements	—	—	—	—	2	2
At 31 December 2013	—	(1)	(2)	(569)	(146)	(718)
Charge for the year	—	—	—	(13)	(6)	(19)
Disposals	—	—	—	37	5	42
Impairment charge	—	(26)	—	—	—	(26)
Foreign exchange rate movements	—	—	—	5	5	10
At 31 December 2014	—	(27)	(2)	(540)	(142)	(711)

Carrying amount
At 31 December 2013	8	257	1	27	20	313
At 31 December 2014	—	316	1	23	17	357

1 Disposals include property and equipment sold as part of the disposal of the US Life business in 2013.

Total net fair value gains of £4 million on owner occupied properties consist of £7 million gains (2013: £2 million losses) which have been taken to other comprehensive income and £3 million losses which have been taken to the income statement.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers. These values are assessed in accordance with the relevant parts of the current Royal Institute of Chartered Surveyors Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment is in accordance with UK Valuations Standards (“Red book”), and is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably and without compulsion, on the basis of the highest and best use of asset that is physically possible, legally permissible and financially feasible. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

Similar considerations apply to properties under construction, where an estimate is made of valuation when complete, adjusted for anticipated costs to completion, profit and risk, reflecting market conditions at the valuation date.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £329 million (2013: £255 million).

The Group has no material finance leases for property and equipment.

19 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

			2014			2013
	Freehold £m	Leasehold £m	Total £m	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January	8,207	1,244	9,451	8,552	1,405	9,957
Additions	606	56	662	332	10	342
Capitalised expenditure on existing properties	57	6	63	26	2	28
Fair value gains/(losses)	545	133	678	111	73	184
Disposals[1]	(1,733)	(29)	(1,762)	(888)	(248)	(1,136)
Transfers from property and equipment (note 18)	—	—	—	24	—	24
Foreign exchange rate movements	(161)	(6)	(167)	50	2	52
At 31 December	7,521	1,404	8,925	8,207	1,244	9,451

1 Disposals in 2014 relate primarily to the deconsolidation of certain property limited partnerships (PLPs). Disposals in 2013 include property sold as part of the disposal of the US Life business.

Please refer to note 20 ‘Fair value methodology’ for further information on the fair value measurement and valuation techniques of investment property.

The fair value of investment properties leased to third parties under operating leases at 31 December 2014 was £8,917 million (2013: £9,447 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 51(b)(i).

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

Level 2

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets.
•	Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.
•	Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads).
•	Market-corroborated inputs.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:

•	Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2.
•	In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3.

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

20 – Fair value methodology continued

The majority of the Group’s assets and liabilities measured at fair value are based on quoted market information or observable market data. 17.4% of assets and 2.4% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Changes to valuation techniques

There were no changes in the valuation techniques during the year compared to those described in the 2013 annual consolidated financial statements, other than those noted below.

(c) Comparison of the carrying amount and fair values of financial instruments

Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities, excluding those classified as held for sale. These amounts may differ where the asset or liability is carried on a measurement basis other than fair value, e.g. amortised cost.

	2014		Restated 2013[1]
	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m
Financial assets
Loans[2] (note 21)	25,135	25,260	23,811	23,879
Financial Investments (note 24)	202,638	202,638	194,027	194,027
Fixed maturity securities	131,661	131,661	124,385	124,385
Equity securities	35,619	35,619	37,326	37,326
Other investments (including derivatives)	35,358	35,358	32,316	32,316

Financial liabilities
Non-participating investment contracts (note 39(a))	50,013	50,013	48,140	48,140
Net asset value attributable to unitholders	9,482	9,482	10,362	10,362
Borrowings[2] (note 47)	8,080	7,378	8,222	7,819
Derivative liabilities (note 48)	3,481	3,481	2,251	2,251
1	Restated following the adoption of amendments to IAS 32 ‘Financial instruments: Presentation’ – see note 1 for details.
2	Within the fair value total, the estimated fair value has been provided for the portion of loans and borrowings that are carried at amortised cost as disclosed in note 20 (d).

Fair value of the following assets and liabilities approximate to their carrying amounts:

•	Receivables
•	Cash and cash equivalents
•	Payables and other financial liabilities
•	The equivalent assets to those above, which are classified as held for sale

(d) Fair value hierarchy analysis

An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below.

Financial instruments relating to operations classified as held for sale have been excluded from the individual asset and liability line items and have been disclosed separately.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property (note 19)	—	—	8,925	8,925	—	8,925
Loans (note 21)	—	3,895	17,000	20,895	4,365	25,260
Financial investments measured at fair value (note 24)
Fixed maturity securities	75,078	45,274	11,309	131,661	—	131,661
Equity securities	35,460	—	159	35,619	—	35,619
Other investments (including derivatives)	25,139	7,153	3,066	35,358	—	35,358
Total	135,677	56,322	40,459	232,458	4,365	236,823
Financial liabilities measured at fair value
Non-participating investment contracts[1] (note 39(a))	49,791	222	—	50,013	—	50,013
Net asset value attributable to unit holders	9,463	—	19	9,482	—	9,482
Borrowings (note 47)	—	812	560	1,372	6,006	7,378
Derivative liabilities (note 48)	180	2,310	991	3,481	—	3,481
Total	59,434	3,344	1,570	64,348	6,006	70,354
1	In addition to the balances in this table, included within Reinsurance assets in the Statement of financial position and note 41 are £2,533 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

20 – Fair value methodology continued

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurement[1]
Properties occupied by group companies	—	—	316	316
Total	—	—	316	316
1	Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers in line with the Group’s policy. Further details on the valuation of these properties can be found in note 18.

	Fair value hierarchy
2013 (Restated)[1]	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property (note 19)	—	—	9,451	9,451	—	9,451
Loans (note 21)	—	3,115	15,362	18,477	5,402	23,879
Financial investments measured at fair value (note 24)
Fixed maturity securities	74,904	40,602	8,879	124,385	—	124,385
Equity securities	36,783	102	441	37,326	—	37,326
Other investments (including derivatives)	24,129	5,170	3,017	32,316	—	32,316
Financial assets of operations classified as held for sale	2,245	282	148	2,675	—	2,675
Total	138,061	49,271	37,298	224,630	5,402	230,032
Financial liabilities measured at fair value
Non-participating investment contracts[2] (note 39(a))	47,889	251	—	48,140	—	48,140
Net asset value attributable to unit holders	10,183	179	—	10,362	—	10,362
Borrowings (note 47)	—	831	482	1,313	6,506	7,819
Derivative liabilities (note 48)	220	1,830	201	2,251	—	2,251
Financial liabilities of operations classified as held for sale	—	—	—	—	29	29
Total	58,292	3,091	683	62,066	6,535	68,601
1	Restated following the adoption of amendments to IAS 32 ‘Financial instruments: Presentation’ – see note 1 for details.
2	In addition to the balances in this table, included within Reinsurance assets in the Statement of financial position and note 41 are £2,048 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as level 1 assets.

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurement[1]
Properties occupied by group companies	—	—	257	257
Total	—	—	257	257
1.	Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

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

(e) Transfers between levels of the fair value hierarchy

For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period.

Transfers between Level 1 and Level 2

For the year ended 31 December 2014, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £3.4 billion. These arose primarily in the UK and Ireland (£3.1 billion) as a result of the enhanced understanding of pricing vendor methodologies for the fair value hierarchy level classification of certain debt securities. The remaining £0.3 billion were transferred as a result of a decline in the level of market activity for certain debt securities.

Transfers from Level 2 to Level 1 of £0.2 billion followed changes in the level of market activity of certain investments.

20 – Fair value methodology continued

Transfer to/from Level 3

Transfers out of Level 3 of £0.5 billion principally related to debt securities held by our business in France resulting from improvements in the market liquidity or changes in the availability of observable market inputs.

Transfers of assets into Level 3 of £3.4 billion included:

•	£1.8 billion of privately placed notes held in the UK Life business. The discounted cash flow model used to fair value the notes was refined to incorporate asset specific counterparty credit ratings. Where these inputs have been deemed to be unobservable notes have been classified as Level 3.
•	£1.4 billion of debt securities held in the UK and France and £0.2 billion of loans held in the UK have been transferred into Level 3 either due to the unavailability of significant observable market data or sufficiently significant differences between the valuation provided by the counterparty and broker quotes and the validation models.

For the year to 31 December 2014, transfers of financial liabilities between fair value hierarchies included the transfer of £0.3 billion of derivative liabilities in the UK from Level 2 to Level 3 due to the unavailability of observable market inputs.

(f) Further information on Level 3 assets and liabilities:

The table below shows movement in the Level 3 assets and liabilities measured at fair value:

	Assets						Liabilities
2014	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Net asset value attributable to unitholders £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2014	9,451	15,362	8,879	441	3,017	148	—	(201)	(482)
Total net (losses)/gains recognised in the income statement[2]	727	829	209	(2)	74	—	—	(135)	(92)
Total net (losses)/gains recognised in other comprehensive income	—	—	—	—	—	—	—	—	—
Purchases	725	1,675	1,550	28	1,017	—	—	(400)	—
Issuances	—	—	—	—	—	—	—	(20)	—
Disposals	(1,811)	(1,049)	(1,482)	(292)	(998)	(148)	—	56	12
Transfers into Level 3	—	183	3,169	2	19	—	(19)	(292)	—
Transfers out of Level 3	—	—	(469)	—	—	—	—	—	2
Reclassification to held for sale	—	—	—	—	—	—	—	—	—
Foreign exchange rate movements	(167)	—	(547)	(18)	(63)	—	—	1	—
Balance at 31 December 2014	8,925	17,000	11,309	159	3,066	—	(19)	(991)	(560)

	Assets						Liabilities
2013 (Restated)[1]	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Non- participating investment contracts £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2013	—	—	9,962	473	2,503	516	(443)	(231)	—
Total net (losses)/gains recognised in the income statement[2]	—	—	(36)	(39)	305	4	—	22	—
Total net (losses)/gains recognised in other comprehensive income	—	—	—	—	1	19	—	—	—
Purchases	—	—	1,983	11	832	187	—	(50)	—
Issuances	—	—	—	—	—	—	(11)	—	—
Disposals	—	—	(1,527)	(11)	(910)	(737)	270	58	—
Transfers into Level 3	9,482	15,362	301	—	545	—	—	—	(482)
Transfers out of Level 3	—	—	(2,089)	—	(119)	—	184	—	—
Reclassification to held for sale	—	—	—	(3)	(159)	162	—	—	—
Foreign exchange rate movements	(31)	—	285	10	19	(3)	—	—	—
Balance at 31 December 2013	9,451	15,362	8,879	441	3,017	148	—	(201)	(482)
1	Restated following the adoption of amendments to IAS 32 ‘Financial instruments: Presentation’ – see note 1 for details. Changes in the total net (losses)/gains recognised in the income statement relating to Level 3 derivative financial instruments were offset by corresponding changes to other derivative financial instruments held by the same counterparty but classified as Level 2. There is no net impact on the consolidated income statement.
2	Total net (losses)/gains recognised in the income statement includes realised gains/(losses) on disposals.

20 – Fair value methodology continued

Total net gains recognised in the income statement in the year ended 31 December 2014 in respect of Level 3 assets measured at fair value amounted to £1,837 million (restated 2013: £234 million), with net losses in respect of liabilities of £227 million (restated 2013: gains £22 million). Included in this balance are net gains of £1,733 million (restated 2013: £199 million) attributable to those assets and net losses of £227 million (restated 2013: gains £22 million) attributable to those liabilities still held at the end of the year.

The principal assets classified as Level 3, and the valuation techniques applied to them, are:

•	Commercial mortgage loans held by our UK Life business amounting to £10.4 billion (2013: £9.9 billion), valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumption for the liquidity premium. The mortgage loans have been classified as Level 3 as the liquidity premium is deemed to be non-market observable. The illiquidity premium used in the discount rate ranges between 140 bps to 180 bps.
•	Equity release and securitised mortgage loans held by our UK life business amounting to £5.9 billion (2013: £4.7 billion) comprise:
–	£3.6 billion (2013: £2.6 billion) of equity release mortgages held by our UK Life annuity business valued using an internal model which has been refined during 2014 (see note 38(b)(iii) for further details). Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium. These mortgage loans continue to be classified as Level 3 as these inputs are not deemed to be market observable. The assumed property growth ranges between 1.4% to 1.7% per annum.
–	£2.3 billion (2013: £2.1 billion) of securitised and equity release mortgages are valued using a DCF model. The inputs include liquidity risk and property risk premium which are deemed unobservable. The liquidity risk premium used ranges between 140 bps to 180 bps.
•	Investment property amounting to £8.9 billion (2013: £9.5 billion). In the UK, investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by local qualified staff of the Group or external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.
•	Structured bond-type and non-standard debt products held by our business in France amounting to £7.4 billion (2013: £7.1 billion) and bonds held by our UK business of £1.0 billion (2013: £0.5 billion), for which there is no active market. These bonds are valued either using counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2014, the values reported in respect of these products were the lower of counterparty and broker quotes and internally modelled valuations.
•	Privately placed notes held by our UK Life business of £1.8 billion transferred in during 2014 have been valued by an internal DCF model using discount factors comprising the yield on a sovereign gilt of similar maturity, plus spreads for credit and liquidity risk. The DCF model used was refined during the year to incorporate asset specific counterparty credit ratings. Where credit spreads have been derived internally these inputs have been deemed to be unobservable and notes have been classified as Level 3.
•	Private equity investment funds amounting to £1.0 billion (2013: £1.1 billion), together with external hedge funds held principally by businesses in the UK and France amounting to £1.4 billion (2013: £1.1 billion), and property funds amounting to £0.3 billion (2013: £0.5 billion) are valued based on external reports received from the fund manager. Where these valuations are at a date other than balance sheet date, as in the case of some private equity funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager’s carried interest.
•	Level 3 investments including a collateralised loan obligation of £0.4 billion (2013: £0.4 billion) and UK non-recourse loans of £0.5 billion (2013: £0.8 billion) have been valued using internally developed discounted cash flow models.
•	Investments including debt securities held by our French business of £0.3 billion (2013: £0.7 billion) have been valued using third party or counterparty valuations.
•	Other Level 3 investments amount to £1.2 billion (restated 2013: £1.0 billion) and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

20 – Fair value methodology continued

Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. Valuations for Level 3 investments are sourced from independent third parties when available and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

•	For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.
•	For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security’s contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £39.3 billion of the Group’s Level 3 assets. For these Level 3 assets, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by + £1.5 billion / - £1.6 billion. Of the £1.2 billion Level 3 assets for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation downwards of these assets would result in a change in fair value of approximately £120 million.

The principal liabilities classified as Level 3, and the valuation techniques applied to them, are:

•	£0.6 billion (2013: £0.5 billion) of securitised mortgage loan notes are valued using a similar technique to the related Level 3 securitised mortgage assets.
•	Derivative liabilities of £1.0 billion (restated 2013: £0.2 billion) comprising of over the counter derivatives such as credit default swaps and inflation swaps. These swaps are valued using either a Discounted Cash Flow (DCF) models or other valuation models. Cash flows within these models may be adjusted based on assumptions reflecting the underlying credit risk and liquidity risk and these assumptions are deemed to be not market observable.

Where possible, the Group tests the sensitivity of the fair values of Level 3 liabilities to changes in unobservable inputs to reasonable alternatives. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £0.5 billion of the Group’s Level 3 liabilities. For these Level 3 liabilities, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by approximately ± £30 million. Of the £1.1 billion Level 3 investments for which sensitivity analysis is not provided it is estimated that a 10% change in valuation downwards of these liabilities would result in a change in fair value of approximately £110 million.

(g) Assets and liabilities not carried at fair value for which fair value is disclosed

The table below shows the fair value and fair value hierarchy for those assets and liabilities not carried at fair value. These exclude any assets or liabilities held for sale.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Asset and liabilities not carried at fair value
Loans	—	984	3,256	4,240
Borrowings	5,928	402	378	6,708

	Fair value hierarchy
2013	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Asset and liabilities not carried at fair value
Loans	—	1,021	4,313	5,334
Borrowings	5,499	383	1,027	6,909
171

21 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2014 and 2013 were as follows:

			2014			2013
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	1	835	836	1	888	889
Loans to banks	599	3,164	3,763	757	4,087	4,844
UK securitised mortgage loans (see note 22)	2,406	—	2,406	2,169	—	2,169
Non-securitised mortgage loans	17,889	77	17,966	15,550	192	15,742
Loans to brokers and other intermediaries	—	123	123	—	78	78
Other loans	—	166	166	—	157	157
Total	20,895	4,365	25,260	18,477	5,402	23,879
Less: Amounts classified as sale	—	—	—	—	—	—
	20,895	4,365	25,260	18,477	5,402	23,879

Of the above loans, £23,771 million (2013: £21,850 million) are due to be recovered in more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 20.

The change in fair value of these loans during the year, attributable to a change in credit risk, was £361 million loss (2013: £43 million loss). This amount has been determined as the amount that is not attributable to changes in market conditions that give rise to market risk. The cumulative change attributable to changes in credit risk to 31 December 2014 was £3,070 million loss (2013: £2,709 million loss).

Non-securitised mortgage loans include £4.6 billion (2013: £4.1 billion) relating to UK primary healthcare and PFI businesses which are secured against General Practitioner premises, other primary health-related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Loans at amortised cost

The fair value of these loans at 31 December 2014 was £4,240 million (2013: £5,334 million).

(b) Analysis of loans carried at amortised cost

			2014			2013
	Amortised Cost £m	Impairment £m	Carrying Value £m	Amortised Cost £m	Impairment £m	Carrying Value £m
Policy loans	835	—	835	888	—	888
Loans to banks	3,164	—	3,164	4,087	—	4,087
Non-securitised mortgage loans	138	(61)	77	343	(151)	192
Loans to brokers and other intermediaries	123	—	123	78	—	78
Other loans	166	—	166	157	—	157
Total	4,426	(61)	4,365	5,553	(151)	5,402

The movements in the impairment provisions on these loans for the years ended 31 December 2014 and 2013 were as follows:

	2014 £m	2013 £m
At 1 January	(151)	(128)
Decrease / (increase) during the year	9	(30)
Write back following sale or reimbursement	81	3
Write back following recovery in value	—	4
At 31 December	(61)	(151)

(c) Collateral

Loans to banks include cash collateral received under stock lending arrangements (see note 57 for further discussion regarding these collateral positions). The obligation to repay this collateral is included in payables and other financial liabilities (note 48).

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

(b) Carrying values

The following table summarises the securitisation arrangements:

		2014		2013
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
Securitised mortgage loans
At fair value (note 21)	2,406	(1,539)	2,169	(1,493)
Other securitisation assets/(liabilities)	319	(1,186)	301	(977)
	2,725	(2,725)	2,470	(2,470)

Loan notes held by third parties are as follows:

	2014 £m	2013 £m
Total loan notes issued, as above	1,539	1,493
Less: Loan notes held by Group companies	(167)	(180)
Loan notes held by third parties (note 47(c)(i))	1,372	1,313

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

The Group holds redeemable shares or units in investment vehicles, which consist of:

•	Debt securities comprising securitisation vehicles that Aviva does not originate. These investments are comprised of a variety of debt instruments, including asset-backed securities and other structured securities.
•	Investment funds which include: hedge funds, liquidity funds, private equity funds, unit trusts, mutual funds and Private Finance Initiative (PFIs).
•	Specialised investment vehicles include Open Ended Investment Companies (OEICs), Property Limited Partnerships (PLPs), Sociétés d'Investissement a Capital Variable (SICAVs) and other investment vehicles.

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

23 – Interests in structured entities continued

(a) Interests in consolidated structured entities

The Group has determined that where it has control over investment vehicles, these investments are consolidated structured entities. As at 31 December 2014 the Group has granted loans to consolidated PLPs for a total of £210 million (2013: £371 million). The purpose of these loans is to assist the consolidated PLPs to purchase or construct properties within the funds business activity. The Group has also provided support, without having a contractual obligation to do so, to certain consolidated PLPs via letters of support amounting to £124 million (2013: £39 million). The Group has commitments to provide funding to consolidated PLPs of £9 million (2013: £34 million).

The Group has also given support to the consolidated structured entity Aviva Equity Release UK Limited (AER). As discussed in note 22, at the inception of the securitisation vehicle, the UK subsidiary, Aviva Equity Release UK Limited (AER), has granted subordinated loan facilities to some of the ERF companies. AER receives various fees in return for the services provided to the entities. Aviva receives cash management fees based on the outstanding loan balance at the start of each quarter for the administration of the loan note liabilities. AER receives portfolio administration fees as compensation for managing the mortgage assets.

As at the reporting date, the Group has no intentions to provide financial or other support in relation to any other investment vehicles.

(b) Interests in unconsolidated structured entities

As part of its investment activities, the Group invests in unconsolidated structured entities. As at 31 December 2014, the Group’s total interest in unconsolidated structured entities was £34,406 million on the Group’s statement of financial position, which are classified as financial investments held at fair value through profit or loss.

The Group does not sponsor any of the unconsolidated structured entities.

As at 31 December 2014, a summary of the Group’s interest in unconsolidated structured entities is as follows:

				2014 £m				2013[2] £m
	Interest in, and loans to, joint ventures	Interest in, and loans to, associates	Financial investments	Total assets	Interest in, and loans to, joint ventures	Interest in, and loans to, associates	Financial investments	Total assets
Structured debt securities[1]	—	—	2,549	2,549	—	—	2,122	2,122
Other investments	765	361	30,731	31,857	917	237	29,792	30,946
Analysed as:
Unit trust and other investment vehicles	—	—	29,640	29,640	—	—	28,606	28,606
PLPs and property funds	765	361	754	1,880	917	237	796	1,950
Other funds	—	—	337	337	—	—	390	390
Total	765	361	33,280	34,406	917	237	31,914	33,068

1 Reported within “other debt securities” in note 24a.

2 The Group has refined the definition of unconsolidated structured entities to include other investments that are held within consolidated structured entities. Consistent with this, FY13 comparatives have been restated totaling £33.1 billion, an increase of £6.6 billion.

The Group’s maximum exposure to loss related to the interests presented above is the carrying amount of the Group’s investments.

The majority of debt securities above are investment grade securities held by the UK business. In some cases, the Group may be required to absorb losses from an unconsolidated structured entity before other parties when and if Aviva’s interest is more subordinated with respect to other owners of the same security.

At 31 December 2014 the Group has granted loans to PLPs classified as joint ventures and associates totaling £73 million (2013: £29 million). This amount has been provided for the purpose of short term liquidity funding. For commitments to property management joint ventures, please refer to note 16.

In relation to risk management, disclosures on debt securities and investment vehicles are given in note 55(b)(iii).

The Group has not provided any other financial or other support in addition to that described above as at the reporting date, and there are no intentions to provide support in relation to any other unconsolidated structured entities in the foreseeable future.

In relation to other guarantees and commitments that the Group provides in the course of its business, please refer to note 50 (f) ‘Contingent liabilities and other risk factors’.

Aviva’s interest in unconsolidated structured debt securities at 31 December 2014 is £2.5 billion (2013: £2.1 billion) and the total issuance balance relating to these securities totals £51.2 billion (2013: £44.7 billion).

Aviva’s interest in unconsolidated structured entities that it also manages at 31 December 2014 is £2.1 billion (2013: £2.2 billion) and the total funds under management relating to these investments at 31 December 2014 is £16.1 billion (2013: £12.2 billion).

(c) Other interests in unconsolidated structured entities

The Group receives management fees and other fees in respect of its asset management businesses. The Group does not sponsor any of the funds or investment vehicles from which it receives fees. Management fees received for investments that the Group manages but does not have a holding in also represent an interest in unconsolidated structured entities. As these investments are not held by the Group, the investment risk is borne by the external investors and therefore the Group’s maximum exposure to loss relates to future management fees. The table below shows the assets under management of entities that the Group manages but does not have a holding of and the fees earned from those entities.

23 – Interests in structured entities continued

		2014		2013[2]
	Assets Under Management £m	Investment Management Fees £m	Assets Under Management £m	Investment Management Fees £m
Investment funds[1]	10,251	92	23,730	94
Specialised investment vehicles:	2,831	12	2,301	9
Analysed as:
OEICs	1,185	5	1,211	3
PLPs	1,609	7	1,051	5
SICAVs	37	—	39	1
Total	13,082	104	26,031	103
1	Investment funds relate to the Group’s Spanish and Polish pension funds. 31 December 2013 AUM includes funds managed by the Group’s US external mutual fund management business which was sold in 2014.
2	2013 figures have been restated to include certain externally owned funds which had been excluded from this disclosure in the prior year. The net impact on assets under management has been an increase of £805 million.

24 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

				2014				Restated[1] 2013
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	20,590	—	20,590	—	17,297	—	17,297
UK local authorities	—	18	—	18	—	133	—	133
Non-UK government (note 24e)	—	44,140	815	44,955	—	43,113	781	43,894
Corporate bonds
Public utilities	—	8,419	24	8,443	—	7,988	25	8,013
Other corporate	—	47,003	182	47,185	—	48,820	255	49,075
Convertibles and bonds with warrants attached	—	170	—	170	—	310	79	389
Other	—	8,177	—	8,177	—	7,070	—	7,070
	—	128,517	1,021	129,538	—	124,731	1,140	125,871
Certificates of deposit	—	2,123	—	2,123	—	934	—	934
	—	130,640	1,021	131,661	—	125,665	1,140	126,805
Equity securities
Ordinary shares
Public utilities	—	2,929	—	2,929	—	3,716	—	3,716
Banks, trusts and insurance companies	—	7,267	8	7,275	—	7,968	39	8,007
Industrial miscellaneous and all other	—	25,127	2	25,129	—	25,258	2	25,260
	—	35,323	10	35,333	—	36,942	41	36,983
Non-redeemable preference shares	—	286	—	286	—	397	—	397
	—	35,609	10	35,619	—	37,339	41	37,380
Other investments
Unit trusts and other investment vehicles	—	29,636	4	29,640	—	28,599	7	28,606
Derivative financial instruments (note 56)	4,088	—	—	4,088	2,124	—	—	2,124
Deposits with credit institutions	—	539	—	539	—	598	3	601
Minority holdings in property management undertakings	—	754	—	754	—	796	—	796
Other investments – long-term	—	335	1	336	—	386	3	389
Other investments – short-term	—	1	—	1	—	1	—	1
	4,088	31,265	5	35,358	2,124	30,380	13	32,517
Total financial investments	4,088	197,514	1,036	202,638	2,124	193,384	1,194	196,702
Less assets classified as held for sale
Fixed maturity securities	—	—	—	—	—	(2,413)	(7)	(2,420)
Equity securities	—	—	—	—	—	(54)	—	(54)
Other investments	—	—	—	—	—	(201)	—	(201)
	—	—	—	—	—	(2,668)	(7)	(2,675)
	4,088	197,514	1,036	202,638	2,124	190,716	1,187	194,027
1	The statement of financial position has been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details. There is no impact on the result or the total equity for any period presented as a result of this restatement

Of the above total, £120,743 million (2013 restated: £115,278 million) is due to be recovered in more than one year after the statement of financial position date.

Other debt securities of £8,177 million (2013: £7,070 million) include residential and commercial mortgage-backed securities, as well as other structured credit securities.

24 – Financial investments continued

(b) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

				2014				Restated[1] 2013
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m	Cost amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	118,245	14,130	(714)	131,661	120,316	8,164	(1,675)	126,805
Equity securities	29,701	7,114	(1,196)	35,619	31,164	7,775	(1,559)	37,380
Other investments
Unit trusts and specialised investment vehicles	27,304	2,152	184	29,640	26,880	1,881	(155)	28,606
Derivatives financial instruments	917	3,660	(489)	4,088	912	1,630	(418)	2,124
Deposits with credit institutions	539	—	—	539	601	—	—	601
Minority holdings in property management undertakings	740	120	(106)	754	774	130	(108)	796
Other long-term investments	344	22	(30)	336	405	12	(28)	389
Other investments – short-term	1	—	—	1	1	—	—	1
	177,791	27,198	(2,351)	202,638	181,053	19,592	(3,943)	196,702
These are further analysed as follows:
At fair value through profit or loss	176,843	27,098	(2,339)	201,602	179,802	19,539	(3,833)	195,508
Available for sale	948	100	(12)	1,036	1,251	53	(110)	1,194
	177,791	27,198	(2,351)	202,638	181,053	19,592	(3,943)	196,702
1	The statement of financial position has been restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details. There is no impact on the result or the total equity for any period presented as a result of this restatement

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Gains and losses on financial investments from continuing operations classified as at fair value through profit or loss recognised in the income statement in the year were a net gain of £11,161 million (2013: £1,524 million net gain). Of this, £587 million net gain (2013: £135 million net gain) related to financial investments designated as trading and £10,574 million net gain (2013: £1,389 million net gain) related to investments designated as other than trading.

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

Total impairments of financial investments classified as available for sale (AFS) in the income statement in the year were £2 million. £5 million previously recognised impairment on equity securities was recovered through sale during 2014.

The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £9 million (2013: £13 million). Movements in this AFS provision are shown in section (c) below.

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2014 and 2013 were as follows:

				2014				2013
	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m
At 1 January	—	(5)	(8)	(13)	(84)	(4)	(9)	(97)
Charge for the year taken to the income statement	—	—	(2)	(2)	(12)	—	(1)	(13)
Write back following sale or reimbursement	—	5	—	5	101	—	—	101
Foreign exchange rate movements	—	—	1	1	(5)	(1)	2	(4)
At 31 December	—	—	(9)	(9)	—	(5)	(8)	(13)

24 – Financial investments continued

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

The Group receives collateral in order to reduce the credit risk of these arrangements, either in the form of securities or cash. See note 57 for further discussion regarding collateral positions held by the Group.

(ii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2014 £1,447 million (2013: £1,201 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

(e) Non UK Government Debt Securities (gross of non-controlling interests)

The following is a summary of non UK government debt by issuer as at 31 December 2014 analysed by policyholder, participating and shareholder funds.

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Austria	11	9	705	636	107	133	823	778
Belgium	28	29	1,368	1,475	165	154	1,561	1,658
France	103	108	11,182	9,714	1,950	1,909	13,235	11,731
Germany	142	146	1,590	1,922	591	763	2,323	2,831
Greece	—	—	—	1	—	—	—	1
Ireland	5	21	613	364	155	28	773	413
Italy	330	255	6,666	8,458	485	628	7,481	9,341
Netherlands	43	43	1,336	1,222	414	399	1,793	1,664
Poland	571	649	823	885	443	490	1,837	2,024
Portugal	6	—	173	187	—	—	179	187
Spain	104	101	1,263	1,355	694	930	2,061	2,386
European Supranational debt	61	89	2,952	2,612	1,826	1,583	4,839	4,284
Other European countries	133	91	1,040	587	473	359	1,646	1,037
Europe	1,537	1,541	29,711	29,418	7,303	7,376	38,551	38,335
Canada	16	7	164	171	2,376	2,198	2,556	2,376
United States	94	112	48	32	347	280	489	424
North America	110	119	212	203	2,723	2,478	3,045	2,800
Singapore	11	8	598	450	277	288	886	746
Other	493	330	1,917	1,623	63	60	2,473	2,013
Asia Pacific and other	504	338	2,515	2,073	340	348	3,359	2,759
Total	2,151	1,998	32,438	31,694	10,366	10,202	44,955	43,894
Less: assets of operations classified as held for sale	—	13	—	1,649	—	201	—	1,863
Total (excluding assets held for sale)	2,151	1,985	32,438	30,045	10,366	10,001	44,955	42,031

At 31 December 2014, the Group’s total government (non-UK) debt securities stood at £45.0 billion (2013: £43.9 billion), an increase of £1.1 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £10.4 billion (2013: £10.2 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to Canadian (23%), French (19%), Spanish (7%), German (6%) and Italian (5%) government debt securities.

The participating funds exposure to (non-UK) government debt amounts to £32.4 billion (2013: £31.7 billion), an increase of £0.7 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (35%), Italy (21%), Germany (5%), Belgium (4%), Netherlands (4%) and Spain (4%).

24 – Financial investments continued

(f) Exposure to worldwide banks – debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	—	—	—	0.1	—	0.1
France	0.2	—	0.2	3.1	0.8	3.9
Germany	—	—	—	0.6	0.5	1.1
Ireland	—	—	—	—	—	—
Italy	0.1	—	0.1	0.4	—	0.4
Netherlands	0.2	0.2	0.4	1.4	0.2	1.6
Spain	0.7	—	0.7	0.7	0.1	0.8
United Kingdom	0.7	0.3	1.0	1.0	0.7	1.7
United States	0.6	0.1	0.7	1.2	0.1	1.3
Other	0.4	0.2	0.6	1.9	0.5	2.4
Total	2.9	0.8	3.7	10.4	2.9	13.3
2013 Total	2.8	1.1	3.9	10.5	3.2	13.7

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.7 billion. The majority of our holding (78%) is in senior debt. The primary exposures are to UK (27%), Spanish (19%) and US (19%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £75 million.

Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £13.3 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (29%), UK (13%) and Dutch (12%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	—	—	—	0.1	—	0.1
France	0.2	—	0.2	3.5	0.8	4.3
Germany	—	—	—	0.6	0.5	1.1
Ireland	—	—	—	—	—	—
Italy	0.1	—	0.1	0.5	—	0.5
Netherlands	0.2	0.2	0.4	1.4	0.2	1.6
Spain	0.8	—	0.8	0.9	0.1	1.0
United Kingdom	0.7	0.3	1.0	1.1	0.8	1.9
United States	0.6	0.1	0.7	1.3	0.1	1.4
Other	0.5	0.2	0.7	2.4	0.6	3.0
Total	3.1	0.8	3.9	11.8	3.1	14.9
2013 Total	3.3	1.2	4.5	12.1	3.5	15.6

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.9 billion. The majority of our holding (79%) is in senior debt. The primary exposures are to UK (26%), Spanish (21%) and US (18%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £75 million.

Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £14.9 billion. The majority of the exposure (79%) is in senior debt. Participating funds are the most exposed to French (29%), UK (13%) and Dutch (11%) banks.

25 – Receivables

This note analyses our total receivables.

	2014 £m	Restated[1] 2013 £m
Amounts owed by contract holders	1,512	1,762
Amounts owed by intermediaries	1,100	1,222
Deposits with ceding undertakings	1,322	1,479
Amounts due from reinsurers	277	335
Amounts due from brokers for investment sales	69	149
Amounts receivable for cash collateral pledged	512	577
Amounts due from government, social security and taxes	415	475
Dividends receivable	6	4
Other receivables	720	1,549
Total	5,933	7,552
Less: Amounts classified as held for sale	—	(76)
	5,933	7,476
Expected to be recovered in less than one year	5,833	7,334
Expected to be recovered in more than one year	100	142
	5,933	7,476
1	Restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details.

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

26 – Deferred acquisition costs, other assets, prepayments and accrued income

(a) Deferred acquisition costs and other assets – carrying amount

The carrying amount comprises:

	2014 £m	2013 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	529	485
Insurance contracts – General insurance and health business	852	868
Participating investment contracts – Long-term business	22	27
Non-participating investment contracts – Long-term business	968	1,013
Retail fund management business	7	10
Total deferred acquisition costs	2,378	2,403
Surpluses in the staff pension schemes (note 46)	2,695	606
Other assets	18	49
Total	5,091	3,058
Less: Amounts classified as held for sale	—	(7)
	5,091	3,051

Deferred acquisition costs (DAC) on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year. Of the above total, £1,277 million (2013: £1,285 million) is expected to be recovered more than one year after the statement of financial position date. For long-term business where amortisation of the DAC balance depends on projected profits, the amount expected to be recovered is estimated and actual experience will differ.

Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

(b) Deferred acquisition costs – movements in the year

The movements in deferred acquisition costs (DAC) during the year were:

				2014				2013
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	1,525	868	10	2,403	3,088	939	14	4,041
Acquisition costs deferred during the year	173	2,107	—	2,280	407	2,276	—	2,683
Amortisation	(81)	(2,102)	(3)	(2,186)	(466)	(2,327)	(4)	(2,797)
Impact of assumption changes	(73)	—	—	(73)	(213)	—	—	(213)
Effect of portfolio transfers, acquisitions and disposals[1]	—	(4)	—	(4)	(2,418)	—	—	(2,418)
Foreign exchange rate movements	(25)	(17)	—	(42)	(22)	(20)	—	(42)
Shadow adjustment	—	—	—	—	1,149	—	—	1,149
Carrying amount at 31 December	1,519	852	7	2,378	1,525	868	10	2,403
Less: Amounts classified as held for sale	—	—	—	—	—	(6)	—	(6)
	1,519	852	7	2,378	1,525	862	10	2,397
1	Disposals in 2013 include the disposal of US Life (£2,344 million), and the disposal of Ark Life (£67 million).

26 – Deferred acquisition costs, other assets, prepayments and accrued income continued

The balance of deferred acquisition costs for long-term business remained broadly flat over 2014, as acquisition costs deferred during the year were offset by amortisation, the effect of assumption changes and exchange rate movements. Assumption changes mainly reflect the announcement in March 2014 of a 0.75% charge cap for default funds and removal of active member discounts on auto-enrolment pension schemes in the UK.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in the DAC balance would reduce profit by £18 million (2013: £2 million) if market yields on fixed income investments were to increase by 1% and increase profit by £31 million (2013: £8 million) if yields were to reduce by 1%. The sensitivity to yields on fixed interest investments has increased particularly in the UK. As at 31 December 2014 the DAC balance has been restricted by the value of projected future profits. This was not the case in prior periods, therefore the DAC balance is now more sensitive to changes in the value of those projected profits.

In the comparative period, the shadow adjustments related to deferred acquisition costs on business in the US backed by investments classified as available for sale (AFS), movements in which were recognised directly in other comprehensive income.

(c) Other assets

Other assets include £1 million (2013: £1 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £2,466 million (2013 restated: £2,635 million), includes £81 million (2013: £103 million) that is expected to be recovered more than one year after the statement of financial position date.

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

	2014 £m	Restated[1] 2013 £m
Loans	302	471
Debt securities	13,628	12,835
Equity securities	26,324	25,836
Reinsurance assets	2,536	2,043
Cash and cash equivalents	3,514	4,725
Other	31,777	30,729
	78,081	76,639
Less: Assets classified as held for sale	—	(44)
	78,081	76,595

1 Restated following the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details.

28 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2014 £m	2013 £m
The allotted, called up and fully paid share capital of the Company at 31 December 2014 was: 2,950,487,340 (2013: 2,946,939,622) ordinary shares of 25 pence each	737	736

(b) During 2014, a total of 3,547,718 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

			2014			2013
	Number of shares	Share Capital £m	Share Premium £m	Number of shares	Share Capital £m	Share Premium £m
At 1 January	2,946,939,622	736	1,165	2,945,972,261	736	1,165
Shares issued under the Group’s Employee and Executive Share Option Schemes	3,547,718	1	7	967,361	—	—
At 31 December	2,950,487,340	737	1,172	2,946,939,622	736	1,165

Ordinary shares in issue in the Company rank pari passu with any new ordinary shares issued in the Company. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

29 – Group’s share plans

This note describes various equity compensation plans operated by the Group, and shows how the Group values the options and awards of shares in the Company. Details of other share plans where shares are acquired and held in trust for the participant from the outset are not set out here but described in the shareholder information section of page 86.

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s share plans). These are as follows:

(i) Savings-related options

These are options granted under the tax-advantaged save as you earn (SAYE) share option scheme in the UK and Irish revenue-approved SAYE share option scheme in Ireland. Options are normally exercisable during the six-month period following either the 3rd, 5th or 7th anniversary of the start of the relevant savings contract. Options granted from 2012 are normally exercisable following the 3rd or 5th anniversary.

(ii) Aviva long-term incentive plan awards

These awards have been made under the Aviva long term incentive plan 2011, and are described in section (b) below and in the directors’ remuneration report.

(iii) Aviva annual bonus plan awards

These awards have been made under the Aviva annual bonus plan 2011, and are described in section (b) below and in the directors’ remuneration report.

(iv) Aviva recruitment and retention share plan awards

These are conditional awards granted under the Aviva recruitment and retention share award plan in relation to the recruitment or retention of senior managers excluding executive directors. The awards vest in tranches on various dates and vesting is conditional upon the participant being employed by the Group on the vesting date and not having served notice of resignation. Some awards can be subject to performance conditions. If a participant’s employment is terminated due to resignation or dismissal, any tranche of the award which has vested within the 12 months prior to the termination date will be subject to clawback and any unvested tranches of the award will lapse in full.

(v) Aviva Investors long-term incentive plan awards

These awards have been made under the Aviva Investors Holdings Limited 2009 long term incentive plan, a long term profit sharing arrangement for key Aviva Investors’ employees. Awards will vest on the 3rd anniversary of grant, subject to achieving performance conditions.

(vi) Aviva Investors deferred share award plan awards

These awards have been made under the Aviva Investors deferred share award plan, where employees can choose to have the deferred element of their bonus deferred into awards over Aviva shares. The awards vest in three equal tranches on the 2nd, 3rd and 4th year following the year of grant.

No new Aviva plc ordinary shares will be issued to satisfy awards made under plans iv, v or vi.

(b) Outstanding options and awards

(i) Share options

At 31 December 2014, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva savings related share option scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	563	33,636	2014	268	4,912,279	2014, 2016 or 2018
	410	66,338	2015	266	4,094,187	2015 or 2017
	316	655,255	2014 or 2016	312	2,416,509	2016 or 2018
	310	604,620	2015 or 2017	419	3,864,102	2017 or 2019

Aviva Ireland savings related share option scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	360	49,843	2014	336	167,783	2015 or 2017
	374	3,110	2015	369	99,156	2016 or 2018
	304	174,130	2014 or 2016	527	100,586	2017 or 2019

29 – Group’s share plans continued

The following table summarises information about options outstanding at 31 December 2014:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.75	13,176,872	2	280.26
£3.76 – £4.84	4,031,026	4	418.85
£4.85 – £5.93	33,636	0	563.00

The comparative figures as at 31 December 2013 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.75	19,454,698	3	280.05
£3.76 – £4.84	275,117	1	410.00
£4.85 – £5.93	340,033	1	536.89

(ii) Share awards

At 31 December 2014, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva long term incentive plan 2011	Number of shares	Year of vesting
	7,743,045	2015
	10,376,329	2016
	8,473,727	2017

Aviva annual bonus plan 2011	Number of shares	Year of vesting
	2,458,393	2015
	3,173,502	2016
	2,442,587	2017

Aviva recruitment and retention share award plan	Number of shares	Year of vesting
	588,478	2015
	293,436	2016
	69,704	2017
	12,708	2018
	3,992	2019

Aviva Investors Holdings Limited 2009 long term incentive plan	Number of shares	Year of vesting
	387,194	2015

Aviva Investors deferred share award plan	Number of shares	Year of vesting
	26,096	2015
	26,096	2016
	26,097	2017

The vesting of awards under the Aviva long term incentive plan 2011 is subject to the attainment of performance conditions as described in the directors’ remuneration report. Shares which do not vest will lapse.

No performance conditions are attached to the awards under the Aviva annual bonus plan 2011, Aviva Investors deferred share award plan or some of the awards under the Aviva recruitment and retention share award plan except as outlined below.

275,254 of the shares which vest in 2015 under the Aviva recruitment and retention share award plan are subject to the attainment of the same performance conditions that apply to the 2012 grant under the Aviva long term incentive plan 2011. 196,328 of the shares which vest in 2016 are subject to the attainment of the same performance conditions that apply to the 2013 grant under the Aviva long term incentive plan 2011. 12,828 of the shares which vest in 2017 are subject to the attainment of the same performance conditions that apply to the 2014 grant under the Aviva long term incentive plan 2011. These performance conditions are as outlined in the relevant year’s directors’ remuneration report.

26,044 of the shares awarded which vest in 2015 are subject to the performance conditions relating to the performance of the participant’s previous employer. 22,493 of the shares awarded which vest in 2015 are subject to performance conditions relating to the performance of the UK general insurance business.

The vesting of the awards under the Aviva Investors Holdings Limited 2009 long term incentive plan are subject to Aviva Investors Holdings Limited achieving a return on capital employed (ROCE) of 27% per annum over a three year performance period.

Shares which do not vest will lapse.

(iii) Shares to satisfy awards and options

From July 2008 to 2014, it was the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations made it necessary to issue new shares. During 2014, this practice has changed and new issue shares are now generally used to satisfy all awards and options granted under plans that have received shareholder approval and where local regulations permit. Further details are given in note 30.

29 – Group’s share plans continued

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2013 and 2014, and changes during the years ended on those dates, is shown below.

	2014		2013
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	20,069,848	286.18	25,212,210	298.40
Granted during the year	3,994,548	419.00	2,986,293	312.00
Exercised during the year	(4,626,781)	282.30	(2,442,874)	304.57
Forfeited during the year	(1,028,382)	277.24	(1,171,735)	274.84
Cancelled during the year	(490,267)	298.10	(1,355,364)	274.74
Expired during the year	(677,432)	412.83	(3,158,682)	403.02
Outstanding at 31 December	17,241,534	313.21	20,069,848	286.18
Exercisable at 31 December	2,277,929	283.83	846,226	410.53

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2014 £m	2013 £m	2012 £m
Equity-settled expense	39	37	42
Cash-settled expense	1	2	5
Total	40	39	47

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Binomial option pricing model and Monte Carlo Simulation model, were £1.47 and £4.19 (2013: £1.26 and £2.15) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2014	2013
Share price	524p	408p
Exercise price	419p	312p
Expected volatility	32%	38%
Expected life	3.73 years	3.66 years
Expected dividend yield	2.91%	3.58%
Risk-free interest rate	1.42%	0.92%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the option prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options. 4,626,781 options granted after 7 November 2002 were exercised during the year (2013: 2,442,874).

(ii) Share awards

The fair value of the awards was estimated on the date of grant based on the following weighted average assumptions:

Weighted average assumption	2014	2013
Share price	484.87p	295.37p
Expected volatility[1]	33%	35%
Expected volatility of comparator companies’ share price[1]	29%	31%
Correlation between Aviva and comparator competitors’ share price[1]	58%	67%
Expected life[1]	2.83 years	3.00 years
Expected dividend yield[2]	2.94%	—
Risk-free interest rate[1]	0.75%	0.29%
1	For awards with market-based performance conditions.
2	The majority of awards with market based performance conditions include additional shares being provided to employees equal to dividend rights before vesting. As a result, no dividend yield assumption is required on these awards.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the share award prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the share awards.

30 – Shares held by employee trusts

Prior to 2014, we satisfied awards and options granted under the Group’s share plans primarily through shares purchased in the market and held by employee share trusts. During 2014 we have moved to a general practice of issuing new shares except where it is necessary to use shares held by an employee share trust. This note gives details of the shares held in these trusts. Movements in the carrying value of shares held by employee trusts comprise:

		2014		2013		2012
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders' funds
At 1 January	8,561,382	31	10,053,515	32	13,284,476	43
Acquired in the year	19,603	—	7,863,726	32	10,269,904	33
Distributed in the year	(5,995,161)	(23)	(9,355,859)	(33)	(13,500,865)	(44)
Balance at 31 December	2,585,824	8	8,561,382	31	10,053,515	32

The shares are owned by employee share trusts with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the directors’ remuneration report and/or in note 29.

These shares were purchased in the market and are carried at weighted average cost. At 31 December 2014, they had an aggregate nominal value of £646,456 (2013: £2,140,346) and a market value of £12,528,317 (2013: £38,500,535). The trustees have waived their rights to dividends on the shares held in the trusts.

31 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December was:

	2014 £m	2013 £m
Issued and paid up
100,000,000 8.375% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8.75% cumulative irredeemable preference shares of £1 each	100	100
	200	200

The issued preference shares are non-voting except where their dividends are in arrears, on a winding up or where their rights are altered.

On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares. Holders are entitled to receive dividends out of the profits available for distribution and resolved to be distributed in priority to the payment of dividends to holders of ordinary shares. The Company does not have a contractual obligation to deliver cash or other financial assets to the preference shareholders and therefore the directors may make dividend payments at their discretion.

32 – Direct capital instruments and fixed rate tier 1 notes

Notional amount	2014 £m	2013 £m
Issued November 2004
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	—	490
	500	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	392
	892	1,382

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’. On 28 November 2014 the Company exercised its option to redeem the euro DCI on its first redemption date. The remaining sterling DCI has no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the principal amount on 27 July 2020, at which date the interest rate changes to a variable rate, or on any respective coupon payment date thereafter. The sterling DCI variable rate will be the six month sterling deposit rate plus margin.

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

On the occurrence of a Capital Disqualification Event as defined in the terms and conditions of the issue for both the DCI and FxdRNs, the Company may at its sole option substitute at any time not less than all of the DCI or FxdRNs for, or vary the terms of the DCI so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities.

In addition, on the occurrence of a Substitution Event as defined in the terms and conditions of the issue for the DCI, the Company may at its sole option substitute not less than all of the DCI for fully paid non-cumulative preference shares in the Company. These preference shares can only be redeemed on 27 July 2020, or on any dividend payment date thereafter. For the FxdRNs, having given the required notice, the Company has the right to substitute not less than all of the notes for fully paid non-cumulative preference shares at any time. These preference shares can only be redeemed on 3 November 2017, or on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

32 – Direct capital instruments and fixed rate tier 1 notes continued

The Company has the option to defer coupon payments on the DCI or FxdRNs on any relevant payment date.

In relation to the DCI, deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

•	Redemption; or
•	Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
•	Substitution by preference shares.

In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs only in the following circumstances:

•	Redemption; or
•	Substitution by preference shares.

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

The balance on the reserve of £3,271 million (2013: £3,271 million) has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc (“RAC”) in 2005. Because RAC ownership was immediately transferred from Aviva plc to a subsidiary company, this reserve is unaffected by the disposal of RAC in 2011.

34 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity and shows the movements during the year net of non-controlling interests:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy P) £m	Investment valuation reserve (see accounting policy T) £m	Hedging instruments reserve (see accounting policy U) £m	Equity compensation reserve (see accounting policy AB) £m	Total £m
Balance at 1 January 2012	1,530	79	530	(663)	86	1,562
Arising in the year through other comprehensive income:
Fair value (losses)/gains	—	(3)	554	—	—	551
Fair value gains transferred to profit on disposals	—	—	(234)	—	—	(234)
Share of other comprehensive income of joint ventures and associates	—	—	14	—	—	14
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	12	—	—	12
Foreign exchange rate movements	(367)	—	—	74	—	(293)
Aggregate tax effect – shareholders’ tax	18	1	(117)	—	—	(98)
Total other comprehensive income for the year	(349)	(2)	229	74	—	(48)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	91	—	96	—	—	187
Reserves credit for equity compensation plans	—	—	—	—	42	42
Shares issued under equity compensation plans	—	—	—	—	(68)	(68)
Balance at 1 January 2013	1,272	77	855	(589)	60	1,675
Arising in the year through other comprehensive income:
Fair value losses	—	(2)	(196)	—	—	(198)
Fair value gains transferred to profit on disposals	—	—	(280)	—	—	(280)
Share of other comprehensive income of joint ventures and associates	—	—	(37)	—	—	(37)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	12	—	—	12
Foreign exchange rate movements	(34)	—	—	(39)	—	(73)
Aggregate tax effect – shareholders’ tax	(6)	—	161	—	—	155
Total other comprehensive income for the year	(40)	(2)	(340)	(39)	—	(421)
Tax transferred to income statement	30	—	—	—	—	30
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(355)	(1)	(497)	50	—	(803)
Reserves credit for equity compensation plans	—	—	—	—	37	37
Shares issued under equity compensation plans	—	—	—	—	(43)	(43)
Balance at 31 December 2013	907	74	18	(578)	54	475
Arising in the year through other comprehensive income:
Fair value gains	—	7	62	—	—	69
Fair value gains transferred to profit on disposals	—	—	(7)	—	—	(7)
Share of other comprehensive income of joint ventures and associates	—	—	22	—	—	22
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	—	—	—	—
Foreign exchange rate movements	(373)	—	—	56	—	(317)
Aggregate tax effect – shareholders’ tax	12	—	(21)	—	—	(9)
Total other comprehensive income for the year	(361)	7	56	56	—	(242)
Tax transferred to income statement	—	—	—	—	—	—
Fair value gains transferred to retained earnings on disposals	—	(2)	—	—	—	(2)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(12)	(2)	1	—	—	(13)
Reserves credit for equity compensation plans	—	—	—	—	39	39
Shares issued under equity compensation plans	—	—	—	—	(28)	(28)
Balance at 31 December 2014	534	77	75	(522)	65	229

35 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2014 £m	2013 £m	2012 £m
Balance at 1 January	2,348	1,389	5,954
Profit/(loss) for the year attributable to equity shareholders	1,569	2,008	(3,102)
Remeasurements of pension schemes	1,662	(674)	(980)
Dividends and appropriations (note 13)	(551)	(538)	(847)
Shares issued in lieu of dividends	—	—	127
Shares issued under equity compensation plans	24	43	67
Shares distributed by employee trusts	(18)	(28)	(36)
Realised loss on redemption of direct capital instrument	(57)	—	—
Effect of changes in non-controlling interests in existing subsidiaries	(36)	—	—
Fair value gains transferred from other reserves	2	—	—
Transfer from other reserves on disposal of subsidiaries, joint ventures and associates	2	1	—
Aggregate tax effect	(328)	147	206
Balance at 31 December	4,617	2,348	1,389

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

36 – Non-controlling interests

This note gives details of the Group’s non-controlling interests and shows the movements during the year.

Non-controlling interests at 31 December comprised:

	2014 £m	2013 £m	2012 £m
Equity shares in subsidiaries	472	641	424
Share of earnings	202	321	643
Share of other reserves	242	259	257
	916	1,221	1,324
Preference shares in General Accident plc	250	250	250
	1,166	1,471	1,574

Movements in the year comprised:

	2014 £m	2013 £m	2012 £m
Balance at 1 January	1,471	1,574	1,530
Profit for the year attributable to non-controlling interests	169	143	168
Non-controlling interests share of movements in other reserves	—	—	1
Foreign exchange rate movements	(79)	34	(37)
Total comprehensive income attributable to non-controlling interests	90	177	132
Capital contributions from non-controlling interests	—	1	20
Non-controlling interests share of dividends declared in the year	(189)	(134)	(102)
Changes in non-controlling interest in subsidiaries	(206)	(147)	(6)
Balance at 31 December	1,166	1,471	1,574

The Group has no subsidiaries whose non-controlling interest (NCI) is material on the basis of their share of profit or loss in 2014.

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

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

	2014			2013
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(98,110)	4,032	(94,078)	(94,972)	3,734	(91,238)
Participating investment contracts	(67,232)	3	(67,229)	(70,628)	2	(70,626)
Non-participating investment contracts	(50,013)	2,533	(47,480)	(48,140)	2,048	(46,092)
	(215,355)	6,568	(208,787)	(213,740)	5,784	(207,956)
Outstanding claims provisions
Long-term business	(1,343)	43	(1,300)	(1,287)	53	(1,234)
General insurance and health	(7,298)	724	(6,574)	(7,730)	849	(6,881)
	(8,641)	767	(7,874)	(9,017)	902	(8,115)
Provisions for claims incurred but not reported	(2,578)	373	(2,205)	(2,568)	315	(2,253)
	(226,574)	7,708	(218,866)	(225,325)	7,001	(218,324)
Provision for unearned premiums	(4,107)	250	(3,857)	(4,226)	256	(3,970)
Provision arising from liability adequacy tests	(10)	—	(10)	(10)	—	(10)
Totals	(230,691)	7,958	(222,733)	(229,561)	7,257	(222,304)
Less: Amounts classified as held for sale	1	—	1	2,948	(37)	2,911
	(230,690)	7,958	(222,732)	(226,613)	7,220	(219,393)
38 – Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2014			2013
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	44,834	—	44,834	45,098	—	45,098
Unit-linked non-participating	7,963	—	7,963	8,714	—	8,714
Other non-participating	45,313	—	45,313	41,160	—	41,160
	98,110	—	98,110	94,972	—	94,972
Outstanding claims provisions	1,343	7,298	8,641	1,287	7,730	9,017
Provision for claims incurred but not reported	—	2,578	2,578	—	2,568	2,568
	1,343	9,876	11,219	1,287	10,298	11,585
Provision for unearned premiums	—	4,107	4,107	—	4,226	4,226
Provision arising from liability adequacy tests	—	10	10	—	10	10
Total	99,453	13,993	113,446	96,259	14,534	110,793
Less: Amounts classified as held for sale	—	(1)	(1)	(106)	(132)	(238)
	99,453	13,992	113,445	96,153	14,402	110,555

(ii) Change in insurance liabilities recognised as an expense

The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation, as within the income statement, this is included within earned premiums.

38 – Insurance liabilities continued

2014	Gross £m	Reinsurance £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note 38b(iv))	5,847	(376)	5,471
Change in provision for outstanding claims	128	4	132
	5,975	(372)	5,603
General insurance and health liabilities
Change in insurance liabilities (note 38c(iv) and 41c(ii))	(76)	49	(27)
Less: Unwind of discount on GI reserves and other	(9)	3	(6)
	(85)	52	(33)
Total change in insurance liabilities (note 7)	5,890	(320)	5,570

	Continuing Operations			Discontinued Operations			Total
2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business liabilities
Change in long term business provisions (note 38b(iv))	(2,423)	(164)	(2,587)	331	(19)	312	(2,092)	(183)	(2,275)
Change in provision for outstanding claims	75	(7)	68	(11)	11	—	64	4	68
	(2,348)	(171)	(2,519)	320	(8)	312	(2,028)	(179)	(2,207)
General insurance and health liabilities
Change in insurance liabilities (note 38c(iv) and 41 c(ii))	(33)	64	31	—	—	—	(33)	64	31
Less: Unwind of discount on GI reserves and other	(15)	10	(5)	—	—	—	(15)	10	(5)
	(48)	74	26	—	—	—	(48)	74	26
Total change in insurance liabilities (note 7)	(2,396)	(97)	(2,493)	320	(8)	312	(2,076)	(105)	(2,181)

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

•	In the UK mainly in:
–	New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).
–	Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.
–	‘Non-profit’ funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.
–	The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the ‘lock-in’ criteria set by the Reattribution Scheme have been met. The RIEESA has been used to write non-profit business and also to provide capital support to NWPSF.
•	In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.
•	In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

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

38 – Insurance liabilities continued

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

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

•	Maturity Guarantees;
•	Guarantees on surrender, including no-MVR (Market Value Reduction) Guarantees and Guarantees linked to inflation
•	Guaranteed Annuity Options;
•	GMP (Guaranteed Minimum Pension) underpin on Section 32 transfers; and
•	Expected payments under Mortgage Endowment Promise.

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

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK swaps is used for the valuation of With-Profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2014 of 1.88% (2013: 3.11%) for a policy with ten years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2014	2013
Equity returns	22.3%	22.1%
Property returns	15.0%	15.0%
Fixed interest yields	27.2%	16.3%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses

Annual bonus assumptions for 2015 have been set consistently with the year-end 2014 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2014	2013
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

38 – Insurance liabilities continued

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

Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2014	2013
Assurances
Life conventional non-profit	1.7%	2.5%
Pensions conventional non-profit	2.1%	3.2%
Annuities
Conventional immediate and deferred annuities	1.3% to 3.3%	3.2% to 4.7%
Non-unit reserves on Unit Linked business
Life	1.7%	2.8%
Pensions	2.1%	3.5%
Income Protection
Active lives	1.8%	2.9%
Claims in payment – level	1.8%	3.1%
Claims in payment – index linked	(0.9)%	(0.6)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating, and short-term supplementary allowances for higher expected defaults during the current economic conditions. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 55 bps and 87 bps respectively at 31 December 2014 (2013: 48 bps and 124 bps respectively). For corporate bonds, the allowance represented c.40% of the average credit spread for the portfolio (2013: 44%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.9 billion (2013: £2.0 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £34 billion at 31 December 2014 (2013: £30 billion).

During 2014 there has been a change to the model and assumptions used to value certain equity release assets and the consequential impact on the liabilities that they back. The revised model derives a best estimate view on property growth and explicitly calculates the additional return that would be demanded by investors due to uncertainties in the asset cash flows. This results in a lower value of assets and a corresponding lower value of liabilities due to changes in the valuation interest rate. Changes in the Aviva Annuity UK Limited net asset value are driven by changes in the “No Negative Equity Guarantee” (NNEG) as any changes to asset values that are not driven by NNEG result in a corresponding offset to the liability values through a revised valuation interest rate. As a result the annuity liabilities have reduced by £452 million and the backing equity release mortgages have reduced by £278 million during the year.

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2014	2013
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

38 – Insurance liabilities continued

For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 101.5% of PCMA00 (2013: 102.0% of PCMA00) with base year 2000; for Females the underlying mortality assumptions are 96.5% of PCFA00 (2013: 97.5% of PCFA00) with base year 2000. Improvements are materially unchanged from prior year and are based on CMI_2013 with a long-term improvement rate of 1.75% for males and 1.5% for females, both with an addition of 0.5% to all future annual improvement. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

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

	Valuation discount rates	Mortality tables used
	2014 and 2013	2014 and 2013
Life assurances	0% to 4.5%	TD73-77, TD88-90,TH00-02 TF00-02, H_AVDBS, F_AVDBS H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

(c) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the gross long-term business provisions during the year:

	2014 £m	2013[1] £m
Carrying amount at 1 January	94,972	131,190
Provisions in respect of new business	4,796	5,671
Expected change in existing business provisions	(5,806)	(8,015)
Variance between actual and expected experience	1,383	2,871
Impact of operating assumption changes	(1,118)	428
Impact of economic assumption changes	6,819	(2,812)
Other movements	(227)	(235)
Change in liability recognised as an expense	5,847	(2,092)
Effect of portfolio transfers, acquisitions and disposals[2]	(805)	(34,441)
Foreign exchange rate movements	(1,904)	509
Other movements	—	(194)
Carrying amount at 31 December	98,110	94,972
1	The 2013 comparatives include US Life in each line of the analysis up to the “effect of portfolio transfers, acquisitions and disposals” item.
2	The movement during 2014 includes £103 million related to the disposal of Eurovita, £696 million related to the disposal of CxG and £6 million related to the restructuring of our operations in Indonesia.

The variance between actual and expected experience of £1.4 billion in 2014 is primarily due to the impact of favourable property returns on liabilities for unit-linked and participating contracts in the UK and Ireland. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Less significant variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors in Italy and Spain.

The impact of operating assumption changes of £1.1 billion in 2014 reduces the carrying value of insurance liabilities and relates mainly to longevity and expense releases in the UK business (with the impact on profit significantly offset by a corresponding reduction in reinsurance assets).

The £6.8 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK.

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

38 – Insurance liabilities continued

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

		As at 31 December 2014			As at 31 December 2013
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,510	1,130	4,640	3,724	1,001	4,725
Property	1,402	67	1,469	1,493	180	1,673
Liability	1,916	1,224	3,140	2,035	1,208	3,243
Creditor	25	21	46	26	18	44
Other	445	136	581	452	161	613
	7,298	2,578	9,876	7,730	2,568	10,298

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2014	2013	2014	2013
Reinsured London Market business	2.1%	2.5%	10 years	12 years
Latent claims	0.16% to 2.75%	0.36% to 3.76%	6 to 15 years	6 to 15 years
Structured settlements	2.0%	2.8%	35 years	35 years

The gross outstanding claims provision before discounting was £10,326 million (2013: £10,914 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected outside of adjusted operating profit as an economic assumption change.

During 2014, the Group has seen a reduction in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

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

38 – Insurance liabilities continued

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

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £245 million (2013: £235 million) greater than the best estimate, or £75 million (2013: £70 million) lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2014, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £120 million (2013: £90 million), excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 55.

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

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is under review. The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a change in the Ogden discount rates. A reduction in the Ogden discount rates would increase lump sum payments to UK bodily injury claimants.

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2014 £m	2013 £m
Carrying amount at 1 January	10,298	10,554
Impact of changes in assumptions	211	(80)
Claim losses and expenses incurred in the current year	5,950	6,337
Decrease in estimated claim losses and expenses incurred in prior years	(329)	(237)
Incurred claims losses and expenses	5,832	6,020
Less:
Payments made on claims incurred in the current year	(3,253)	(3,352)
Payments made on claims incurred in prior years	(2,933)	(3,001)
Recoveries on claim payments	269	285
Claims payments made in the year, net of recoveries	(5,917)	(6,068)
Unwind of discounting	9	15
Changes in claims reserve recognised as an expense	(76)	(33)
Effect of portfolio transfers, acquisitions and disposals	(121)	(44)
Foreign exchange rate movements	(222)	(178)
Other movements	(3)	(1)
Carrying amount at 31 December	9,876	10,298

The effect of changes in the main assumptions is given in note 42.

38 – Insurance liabilities continued

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2005 to 2014. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2005, by the end of 2014 £6,537 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £7,106 million was re-estimated to be £6,612 million at 31 December 2014.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. The Group establishes strong reserves in respect of the current accident year (2014) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2014 were:

•	£112 million release from UK & Ireland due to favourable development in UK & Ireland on personal and commercial motor, and commercial property claims.
•	£97 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
•	£15 million release from Europe mainly due to favourable development in France and Italy, partly offset by strengthening of motor third party claims in Turkey.

Key elements of the movement in prior accident year general insurance and health net provisions during 2013 were:

•	£32 million release from UK & Ireland, including Group reinsurance business, mainly due to favourable development in health, commercial motor and commercial liability in Ireland, slightly offset by a small strengthening in the UK.
•	£160 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
•	£9 million release from Europe mainly due to favourable development across a number of lines of business in France.

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)	(3,102)
One year later		(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)	(4,476)
Two years later		(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)	(4,812)
Three years later		(5,784)	(6,272)	(7,513)	(8,304)	(6,393)	(6,163)	(5,457)
Four years later		(6,001)	(6,531)	(7,836)	(8,607)	(6,672)	(6,405)
Five years later		(6,156)	(6,736)	(8,050)	(8,781)	(6,836)
Six years later		(6,311)	(6,936)	(8,144)	(8,906)
Seven years later		(6,467)	(7,015)	(8,224)
Eight years later		(6,496)	(7,062)
Nine years later		(6,537)
Estimate of gross ultimate claims
At end of accident year		7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122	5,896
One year later		6,938	7,318	8,468	9,322	7,297	7,006	6,330	6,028	6,039
Two years later		6,813	7,243	8,430	9,277	7,281	6,950	6,315	6,002
Three years later		6,679	7,130	8,438	9,272	7,215	6,914	6,292
Four years later		6,603	7,149	8,409	9,235	7,204	6,912
Five years later		6,605	7,167	8,446	9,252	7,239
Six years later		6,591	7,167	8,381	9,213
Seven years later		6,596	7,176	8,381
Eight years later		6,604	7,184
Nine years later		6,612
Estimate of gross ultimate claims		6,612	7,184	8,381	9,213	7,239	6,912	6,292	6,002	6,039	5,896
Cumulative payments		(6,537)	(7,062)	(8,224)	(8,906)	(6,836)	(6,405)	(5,457)	(4,812)	(4,476)	(3,102)
	2,575	75	122	157	307	403	507	835	1,190	1,563	2,794	10,528
Effect of discounting	(447)	3	1	—	(4)	(3)	—	—	—	—	—	(450)
Present value	2,128	78	123	157	303	400	507	835	1,190	1,563	2,794	10,078
Cumulative effect of foreign exchange movements	—	8	12	7	(25)	(30)	(42)	(50)	(51)	(38)	—	(209)
Effect of acquisitions	2	1	4	—	—	—	—	—	—	—	—	7
Present value recognised in the statement of financial position	2,130	87	139	164	278	370	465	785	1,139	1,525	2,794	9,876

38 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	Total £m
Net cumulative claim payments
At end of accident year		(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)	(2,972)
One year later		(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)	(4,240)
Two years later		(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)	(4,575)
Three years later		(5,671)	(6,181)	(7,356)	(8,094)	(6,177)	(5,905)	(5,263)
Four years later		(5,892)	(6,434)	(7,664)	(8,356)	(6,410)	(6,137)
Five years later		(6,039)	(6,625)	(7,852)	(8,515)	(6,568)
Six years later		(6,188)	(6,724)	(7,942)	(8,626)
Seven years later		(6,245)	(6,789)	(8,004)
Eight years later		(6,294)	(6,831)
Nine years later		(6,318)
Estimate of net ultimate claims
At end of accident year		6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838	5,613
One year later		6,818	7,197	8,302	9,104	7,067	6,751	6,103	5,765	5,745
Two years later		6,688	7,104	8,244	9,028	7,036	6,685	6,095	5,728
Three years later		6,544	6,996	8,249	9,007	6,978	6,644	6,077
Four years later		6,476	6,980	8,210	8,962	6,940	6,634
Five years later		6,448	6,992	8,221	8,949	6,977
Six years later		6,397	6,939	8,149	8,926
Seven years later		6,372	6,938	8,143
Eight years later		6,385	6,947
Nine years later		6,384
Estimate of net ultimate claims		6,384	6,947	8,143	8,926	6,977	6,634	6,077	5,728	5,745	5,613
Cumulative payments		(6,318)	(6,831)	(8,004)	(8,626)	(6,568)	(6,137)	(5,263)	(4,575)	(4,240)	(2,972)
	1,623	66	116	139	300	409	497	814	1,153	1,505	2,641	9,263
Effect of discounting	(287)	3	1	—	(4)	(3)	—	—	—	—	—	(290)
Present value	1,336	69	117	139	296	406	497	814	1,153	1,505	2,641	8,973
Cumulative effect of foreign exchange movements	—	7	12	7	(25)	(29)	(40)	(48)	(50)	(35)	—	(201)
Effect of acquisitions	2	1	4	—	—	—	—	—	—	—	—	7
Present value recognised in the statement of financial position	1,338	77	133	146	271	377	457	766	1,103	1,470	2,641	8,779

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

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2005. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2014 were £984 million (2013: £976 million). The movement in the year reflects reclassification from other commercial liability provisions of £65 million partly offset by favourable claims development of £12 million in the UK (2013: £5 million strengthening), other decreases in undiscounted provisions of £12 million (2013: £2 million), claim payments net of reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2014 £m	2013 £m
Carrying amount at 1 January	4,226	4,441
Premiums written during the year	8,943	9,361
Less: Premiums earned during the year	(8,935)	(9,497)
Change in UPR recognised as income	8	(136)
Gross portfolio transfers and disposals	(31)	—
Foreign exchange rate movements	(96)	(79)
Carrying amount at 31 December	4,107	4,226

39 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

The liability for investment contracts (gross of reinsurance) at 31 December comprised:

Long-term business	2014 £m	2013 £m
Participating contracts	67,232	70,628
Non-participating contracts at fair value	50,013	48,140
Non-participating contracts at amortised cost	—	—
	50,013	48,140
Total	117,245	118,768
Less: Amounts classified as held for sale	—	(2,710)
	117,245	116,058

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

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost. Following the disposal of US Life we currently have no non-participating investment contracts measured at amortised cost.

Of the non-participating investment contracts measured at fair value, £49,737 million in 2014 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number of units in issue, and any non-unit reserve is insignificant.

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

For non-participating investment contracts, deposits collected and amounts withdrawn are not shown on the income statement, but are accounted for directly through the statement of financial position as an adjustment to the gross liabilities for investment contracts. The associated change in investment contract provisions shown on the income statement consists of the attributed investment return. Participating investment contracts are treated consistently with insurance contracts with the change in investment contract provisions primarily consisting of the movement in participating investment contract liabilities (net of reinsurance) over the reporting period.

(c) Movements in the year

The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2014 £m	2013 £m
Carrying amount at 1 January	70,628	66,849
Provisions in respect of new business	4,144	3,421
Expected change in existing business provisions	(1,972)	(2,243)
Variance between actual and expected experience	713	1,085
Impact of operating assumption changes	14	329
Impact of economic assumption changes	303	(301)
Other movements	16	(47)
Change in liability recognised as an expense	3,218	2,244
Effect of portfolio transfers, acquisitions and disposals[1]	(2,671)	(39)
Foreign exchange rate movements	(3,943)	1,380
Other movements[2]	—	194
Carrying amount at 31 December	67,232	70,628
1	The movements during 2014 related to the disposal of Eurovita.
2	Other movements (outside change in liability recognised as an expense) in 2013 of £194 million represented the reclassification of liabilities from insurance to participating investment in Eurovita.

39 – Liability for investment contracts continued

For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.

The variance between actual and expected experience of £0.7 billion is driven by favourable property returns on liabilities in the UK. Additionally, minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 42, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2014 £m	2013[1] £m
Carrying amount at 1 January	48,140	47,699
Provisions in respect of new business	2,273	3,386
Expected change in existing business provisions	(1,442)	(2,698)
Variance between actual and expected experience	1,575	3,122
Impact of operating assumption changes	2	4
Impact of economic assumption changes	11	1
Other movements	8	46
Change in liability	2,427	3,861
Effect of portfolio transfers, acquisitions and disposals[2]	(20)	(3,785)
Foreign exchange rate movements	(534)	365
Carrying amount at 31 December	50,013	48,140

1 The 2013 comparatives include US business in each line of the analysis up to the effect of portfolio transfers, acquisitions and disposals item.

2	The movements during 2014 relate primarily to the disposal of Eurovita. 2013 related to the disposals of US Life and Ark Life.

For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. The variance between actual and expected experience of £1.6 billion is primarily driven by the impact of favourable movements in property returns on liabilities for unit linked contracts in UK and Ireland. In addition there are variances in Italy due to lower lapses than expected.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impacts of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note 42, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

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

Realistic liabilities for GAOs in the UK with-profit funds were £1,198 million at 31 December 2014 (2013: £921 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £197 million at 31 December 2014 (2013: £149 million).

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

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £33 million at 31 December 2014 (2013: £31 million).

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

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at full year 2014.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £32 billion at 31 December 2014 (2013: £34 billion). The guaranteed minimum bonus is agreed between Aviva France and the AFER association at the end of each year, in respect of the following year. The bonus was 3.20% for 2014 (2013: 3.36%) compared with an accounting income from the fund of 3.69% (2013: 3.85%).

Non-AFER contracts with guaranteed surrender values had liabilities of £16 billion at 31 December 2014 (2013: £15 billion) and all guaranteed annual bonus rates are between 0% and 4.5%. For non-AFER business the accounting income return exceeded guaranteed bonus rates in 2014.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2014 for this guarantee is £28 million (2013: £20 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2014, total sums at risk for these contracts were £70 million (2013: £101 million) out of total unit-linked funds of £15 billion (2013: £15 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £36 million (2013: £22 million) if yields were to decrease by 1% per annum and by £12 million (2013: £8 million) if equity markets were to decline by 10% from year end 2014 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Ireland

Guaranteed annuity options

Products with GAOs similar to those offered in the UK have been issued in Ireland. The net provision as at 31 December 2014 for such options is £273 million (2013: £202 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are “in the money” at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of derivatives (receiver swaps and payer swaptions).

40 – Financial guarantees and options continued

‘No MVR’ guarantees

Certain unitised with-profit policies containing “no MVR” guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees as at 31 December 2014 are “in-the-money” by £0.1 million (2013: £0.2 million “in-the-money”). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies.

(iii) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and up to 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2014, total liabilities for the Spanish business were £1 billion (2013: £1 billion) with a further reserve of £6.1 million (2013: £0.1 million) for guarantees. Total liabilities for the Italian business were £13.9 billion (2013: £11 billion), with a further provision of £42 million (2013: £43 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £34 million (2013: £7 million) in Spain and £nil (2013: £nil) in Italy if interest rates fell by 1% from end 2014 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 1.37% and no lapses or premium discontinuances. In the local valuation there is no allowance for stochastic modelling of guarantees and options.

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

41 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2014 £m	2013 £m
Long-term business
Insurance contracts	4,032	3,734
Participating investment contracts	3	2
Non-participating investment contracts[1]	2,533	2,048
	6,568	5,784
Outstanding claims provisions	43	53
	6,611	5,837
General insurance and health
Outstanding claims provisions	724	849
Provisions for claims incurred but not reported	373	315
	1,097	1,164
Provisions for unearned premiums	250	256
	1,347	1,420
	7,958	7,257
Less: Amounts classified as held for sale	—	(37)
Total	7,958	7,220
1	Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.

Of the above total, £5,974 million (2013: £5,553 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

41 – Reinsurance assets continued

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2014 £m	2013 £m
Carrying amount at 1 January	5,784	5,972
Asset in respect of new business	316	268
Expected change in existing business asset	7	19
Variance between actual and expected experience	536	454
Impact of operating assumption changes	(585)	247
Impact of economic assumption changes	554	(426)
Other movements	34	81
Change in asset	862	643
Effect of portfolio transfers, acquisitions and disposals[1]	(13)	(873)
Foreign exchange rate movements	(65)	42
Carrying amount at 31 December	6,568	5,784
1	The movement during 2014 includes £12 million related to the disposal of Eurovita and £1 million related to the disposal of CxG. Prior year movements primarily relates to the disposal of US Life in 2013.

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

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2014 £m	2013 £m
Carrying amount at 1 January	1,164	1,254
Impact of changes in assumptions	65	(45)
Reinsurers’ share of claim losses and expenses
Incurred in current year	292	312
Incurred in prior years	(105)	(32)
Reinsurers’ share of incurred claim losses and expenses	187	280
Less:
Reinsurance recoveries received on claims
Incurred in current year	(131)	(169)
Incurred in prior years	(173)	(140)
Reinsurance recoveries received in the year	(304)	(309)
Unwind of discounting	3	10
Change in reinsurance asset recognised as income	(49)	(64)
Effect of portfolio transfers, acquisitions and disposals	(31)	(9)
Foreign exchange rate movements	8	(11)
Other movements	5	(6)
Carrying amount at 31 December	1,097	1,164

(iii) Reinsurers’ share of the provision for UPR

	2014 £m	2013 £m
Carrying amount at 1 January	256	248
Premiums ceded to reinsurers in the year	643	641
Less: Reinsurers’ share of premiums earned during the year	(634)	(643)
Change in reinsurance asset recognised as income	9	(2)
Reinsurers’ share of portfolio transfers and acquisitions	(2)	7
Foreign exchange rate movements	(10)	—
Other movements	(3)	3
Carrying amount at 31 December	250	256

42 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2013 to 2014, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2014 £m	Effect on profit 2013 £m	Effect on profit 2012 £m
Assumptions
Long-term insurance business
Interest rates	(4,578)	1,389	(515)
Expenses	75	3	11
Persistency rates	15	(1)	—
Mortality for assurance contracts	20	8	—
Mortality for annuity contracts	283	85	241
Tax and other assumptions	75	20	(207)
Investment contracts
Interest rates	(2)	—	(2)
Expenses	—	—	(1)
Persistency rates	—	—	—
Tax and other assumptions	—	—	—
General insurance and health business
Change in loss ratio assumptions	—	3	—
Change in discount rate assumptions	(145)	33	(21)
Change in expense ratio and other assumptions	1	—	(21)
Total	(4,256)	1,540	(515)

The impact of interest rates on long-term business relates primarily to UK annuities, where a reduction in the valuation interest rates has increased liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

There has been a release of expense reserves for the UK annuity business as a result of continuing restructuring and process improvements, reducing the current and long term cost base and a release of mortality reserves following the annual review of experience, most of which relates to annuitant mortality.

Tax and other assumptions in 2014 includes the effect of changes in the equity release default assumptions used to derive the valuation interest rate for UK annuities resulting in a £163 million reduction in annuity liabilities (changes in other default risk assumptions are included within “interest rate” changes). This is partially offset by a write down of DAC in the UK in part to include the impact of the DWP announcement of a 0.75% charge cap and ban on active member discounts.

The adverse change in discount rate assumptions on general insurance and health business of £145 million (2013: £33 million favourable; 2012: £21 million adverse) arises mainly as a result of a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

43 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.

This note shows the movements in the UDS during the year.

	2014 £m	2013 £m
Carrying amount at 1 January	6,709	6,986
Change in participating contract assets	3,087	(262)
Change in participating contract liabilities	299	(22)
Other movements	(22)	4
Change in liability recognised as an expense	3,364	(280)
Effect of portfolio transfers, acquisitions and disposals	(131)	(115)
Foreign exchange rate movements	(444)	118
Other movements	(31)	—
Carrying amount at 31 December	9,467	6,709
Less: Amounts classified as held for sale	—	4
	9,467	6,713

The amount of UDS has increased to £9.5 billion at 31 December 2014 (2013: £6.7 billion) driven primarily by positive investment market movements in Continental Europe. These have mainly been caused by the significant appreciation of assets due to the fall in Eurozone government and corporate bond yields during the year.

Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.

Following the reversal of previous losses, all Italian participating funds at 31 December 2014 had positive UDS balances with the exception of one very small fund. The method for estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 5.00% (2013: 6.60%). The embedded value method includes an implicit allowance for the time value of options and guarantees. The negative UDS balance in Italy was tested for recoverability and £0.1 million of negative UDS was considered irrecoverable (2013: £42 million, of which £39 million was for Eurovita). Following this there are no longer any negative UDS balances in Italy at 31 December 2014. The total UDS balance in Italy was £953 million positive at 31 December 2014 (2013: £205 million positive).

In Spain, all participating funds had positive UDS balances at 31 December 2014, and consequently testing of negative UDS was not required. The carrying value of UDS was £248 million positive (2013: £132 million positive).

44 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £15 million and £13 million (2013: £42 million and £1 million), respectively.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2014 £m	2013 £m
Deferred tax assets	76	252
Deferred tax liabilities	(1,091)	(564)
Net deferred tax liability	(1,015)	(312)
Less: Amounts classified as held for sale	—	(7)
	(1,015)	(319)

(ii) The net deferred tax liability arises on the following items:

	2014 £m	2013 £m
Long-term business technical provisions and other insurance items	2,263	1,276
Deferred acquisition costs	(251)	(220)
Unrealised gains on investments	(2,885)	(1,856)
Pensions and other post-retirement obligations	(499)	(78)
Unused losses and tax credits	227	296
Subsidiaries, associates and joint ventures	(12)	(8)
Intangibles and additional value of in-force long-term business	(170)	(190)
Provisions and other temporary differences	312	468
Net deferred tax liability	(1,015)	(312)
Less: Amounts classified as held for sale	—	(7)
	(1,015)	(319)

(iii) The movement in the net deferred tax liability was as follows:

	2014 £m	2013 £m
Net liability at 1 January	(312)	(1,007)
Acquisition and disposal of subsidiaries[1]	5	682
Amounts charged to income statement (note 11a)	(291)	(251)
Amounts (charged)/credited to other comprehensive income (note 11b)	(445)	271
Foreign exchange rate movements	28	(8)
Other movements	—	1
Net liability at 31 December	(1,015)	(312)
1	Disposals in 2013 mainly relate to the disposal of US Life of £720 million.

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

The Group has unrecognised tax losses and other temporary differences of £694 million (2013: £777 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £48 million will expire within the next 20 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised capital losses of £434 million (2013: £438 million). These have no expiry date.

There are no temporary differences in respect of unremitted overseas retained earnings for which deferred tax liabilities have not been recognised at 31 December 2014 (2013: £nil).

45 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2014 £m	2013 £m
Total IAS 19 obligations to main staff pension schemes (Note 46(a))	391	367
Deficits in other staff pension schemes	43	43
Total IAS 19 obligations to staff pension schemes	434	410
Restructuring provisions	97	140
Other provisions	348	437
Total provisions	879	987
Less: Amounts classified as held for sale	—	(3)
	879	984

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation and staff entitlements.

Of the total, £493 million (2013: £532 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

			2014			2013
	Restructuring provisions £m	Other provisions £m	Total £m	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	140	437	577	144	423	567
Additional provisions	74	150	224	222	219	441
Unused amounts reversed	—	(118)	(118)	—	(22)	(22)
Change in the discounted amount arising from passage of time	—	2	2	—	1	1
Charge to income statement	74	34	108	222	198	420
Utilised during the year	(115)	(112)	(227)	(210)	(72)	(282)
Disposal of subsidiaries	—	(7)	(7)	(17)	(116)	(133)
Foreign exchange rate movements	(2)	(4)	(6)	1	4	5
At 31 December	97	348	445	140	437	577

46 – Pension obligations

(a) Introduction

The Group operates a number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2014 are shown below.

				2014				2013
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets (see b(ii) below)	14,733	483	258	15,474	11,734	431	233	12,398
Present value of defined benefit obligation	(12,079)	(748)	(343)	(13,170)	(11,185)	(640)	(334)	(12,159)
Net surpluses/(deficits) in the schemes	2,654	(265)	(85)	2,304	549	(209)	(101)	239

Surpluses included in other assets (note 26)	2,695	—	—	2,695	606	—	—	606
Deficits included in provisions (note 45)	(41)	(265)	(85)	(391)	(57)	(209)	(101)	(367)
	2,654	(265)	(85)	2,304	549	(209)	(101)	239

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

46 – Pension obligations continued

The number of scheme members was as follows:

	United Kingdom		Ireland		Canada
	2014 Number	2013 Number	2014 Number	2013 Number	2014 Number	2013 Number
Deferred members	51,239	56,009	1,957	2,017	784	919
Pensioners	32,360	30,945	763	747	1,360	1,364
Total members	83,599	86,954	2,720	2,764	2,144	2,283

All schemes are closed to future accrual. Closure of the schemes has removed the volatility associated with additional future accrual for active members.

(i) UK schemes

In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme which was retained after the sale of RAC Limited in September 2011. As the defined benefit section of both UK schemes is now closed to both new members and future accrual, existing deferred members in active service and new entrants participate in the defined contribution section of the ASPS. Both schemes operate within the UK pensions’ regulatory framework.

(ii) Other schemes

Future accruals for the Irish and Canadian defined benefit schemes ceased with effect from 30 April 2013 and 31 December 2011 respectively. The Irish scheme is regulated by the Pensions Authority in Ireland. The main Canadian plan is Registered Pension Plan in Canada and as such is registered with the Canada Revenue Agency and Financial Services Commission of Ontario and is required to comply with the Income Tax of Canada and the various provincial Pension Acts within Canada.

(b) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, Ireland and Canada, are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions.

(i) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ surpluses and deficits comprise:

2014	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus/ (deficits) £m
Net surplus in the schemes at 1 January	12,398	(12,159)	239
Administrative expenses[1]	—	(27)	(27)
Total pension cost charged to expenses	—	(27)	(27)
Net interest credited/(charged) to investment income/(finance costs)[2]	542	(522)	20
Total recognised in income from continuing operations	542	(549)	(7)

Remeasurements:
Actual return on scheme assets	3,135	—	3,135
Less: Interest income on scheme assets	(542)	—	(542)
Return on scheme assets excluding amounts in interest income	2,593	—	2,593
Losses from change in financial assumptions	—	(1,063)	(1,063)
Gains from change in demographic assumptions	—	150	150
Experience losses	—	(18)	(18)
Total remeasurements recognised in other comprehensive income from continuing operations	2,593	(931)	1,662

Employer contributions	391	—	391
Employee contributions	—	—	—
Benefits paid	(385)	385	—
Administrative expenses paid from scheme assets[1]	(27)	27	—
Foreign exchange rate movements	(38)	57	19
Net surplus in the schemes at 31 December	15,474	(13,170)	2,304
1	Administrative expenses are expensed as incurred.
2	Net interest income of £33 million has been credited to investment income and net interest expense of £13 million has been charged to finance costs (see note 8).
3	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

The present value of unfunded post-retirement benefit obligations included in the table above is £120 million at 31 December 2014 (2013: £118 million).

The increase in the net surplus in the pension schemes was primarily due to positive asset performance driven by a fall in interest rates. This was partially offset by an increase in the defined benefit obligation due to a fall in discount rate. Within the discount rate the adverse impact from the fall in interest rates was partly countered by the benefit from a widening of the spread between UK corporate bond yields and gilt yields.

46 – Pension obligations continued

2013	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus/ (deficits) £m
Net surplus in the schemes at 1 January	12,281	(11,675)	606
Current service costs	—	(4)	(4)
Past service costs – amendments[1]	—	142	142
Past service costs – curtailment gain	—	5	5
Administrative expenses[2]	—	(18)	(18)
Total pension cost charged to net operating expenses	—	125	125
Net interest credited/(charged) to investment income/(finance costs)[3]	543	(506)	37
Total recognised in income from continuing operations	543	(381)	162

Remeasurements:
Actual return on scheme assets	366	—	366
Less: Interest income on scheme assets	(543)	—	(543)
Return on scheme assets excluding amounts in interest income	(177)	—	(177)
Losses from change in financial assumptions	—	(730)	(730)
Gains from change in demographic assumptions	—	186	186
Experience gains	—	47	47
Total remeasurements recognised in other comprehensive income from continuing operations	(177)	(497)	(674)

Employer contributions	149	—	149
Employee contributions	1	(1)	—
Benefits paid	(371)	371	—
Administrative expenses paid from scheme assets[2]	(18)	18	—
Foreign exchange rate movements	(10)	6	(4)
Net surplus in the schemes at 31 December	12,398	(12,159)	239
1	Includes £145 million gain relating to plan amendments in Ireland.
2	Administrative expenses are expensed as incurred.
3	Net interest income of £57 million has been credited to investment income and net interest expense of £20 million has been charged to finance costs (see note 8).
4	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

2012	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus/ (deficits) £m
Net surplus in the schemes at 1 January	11,791	(10,527)	1,264
Current service costs	—	(6)	(6)
Past service costs – curtailment gain	—	15	15
Administrative expenses[1]	—	(13)	(13)
Total pension cost charged to net operating expenses	—	(4)	(4)
Net interest credited/(charged) to investment income/(finance costs)[2]	577	(509)	68
Total recognised in income from continuing operations	577	(513)	64

Remeasurements:
Actual return on scheme assets	611	—	611
Less: Interest income on scheme assets	(577)	—	(577)
Return on scheme assets excluding amounts in interest income	34	—	34
Losses from change in financial assumptions	—	(914)	(914)
Experience losses	—	(100)	(100)
Total remeasurements recognised in other comprehensive income from continuing operations	34	(1,014)	(980)

Employer contributions	250	—	250
Employee contributions	2	(2)	—
Benefits paid	(344)	344	—
Administrative expenses paid from scheme assets[1]	(13)	13	—
Foreign exchange rate movements	(16)	24	8
Net surplus in the schemes at 31 December	12,281	(11,675)	606
1	Administrative expenses are expensed as incurred.
2	Net interest income of £87 million has been credited to investment income and net interest expense of £19 million has been charged to finance costs (see note 8).
3	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

46 – Pension obligations continued

(ii) Scheme assets

Scheme assets are stated at their fair values at 31 December 2014.

Total scheme assets are comprised by scheme as follows:

	2014				2013
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest[1]	5,519	213	130	5,862	4,022	149	106	4,277
Index-linked	5,568	122	—	5,690	4,502	112	—	4,614
Equities[1]	98	—	—	98	291	63	81	435
Property[1]	328	9	—	337	305	7	—	312
Pooled investment vehicles[1]	2,010	137	110	2,257	1,632	42	23	1,697
Derivatives	584	1	—	585	225	55	—	280
Cash and other[2]	626	1	18	645	757	3	23	783
Total fair value of assets	14,733	483	258	15,474	11,734	431	233	12,398

Total scheme assets are analysed by those that have a quoted market price in active market and other as follows:

	2014			2013
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest[1]	2,907	2,955	5,862	818	3,459	4,277
Index-linked	5,240	450	5,690	3,864	750	4,614
Equities[1]	74	24	98	378	57	435
Property[1]	—	337	337	—	312	312
Pooled investment vehicles[1]	130	2,127	2,257	31	1,666	1,697
Derivatives	(22)	607	585	88	192	280
Cash and other[2]	432	213	645	540	243	783
Total fair value of assets	8,761	6,713	15,474	5,719	6,679	12,398
1	A total of £1,697 million, which was previously disclosed in 2013 as £277 million of fixed interest bonds, £645 million of equities, and £775 million of property has been reclassified to pooled investment vehicles.
2	Cash and other assets comprise cash at bank, insurance policies, receivables and payables.

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £905 million (2013: £868 million) and transferrable insurance policies with other Group companies of £189 million (2013: £177 million) in ASPS. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in ‘Cash and other’.

(iii) Assumptions on scheme liabilities

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of the standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2014.

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

Financial assumptions

The main financial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK		Ireland		Canada
	2014	2013	2014	2013	2014	2013
Inflation rate[1]	3.1%/2.0%	3.4%/2.3%	1.5%	2.0%	2.5%	2.5%
General salary increases [2]	4.9%	5.2%	3.0%	3.5%	3.0%	3.0%
Pension increases[1]	3.1%/2.0%	3.4%/2.3%	0.4%	0.5%	1.25%	1.25%
Deferred pension increases[1]	3.1%/2.0%	3.4%/2.3%	1.5%	2.0%	—	—
Discount rate	3.7%	4.4%	2.1%	3.6%	4.0%	4.75%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds		AA-rated corporate bonds
1	For UK schemes, assumption provided for RPI/CPI.
2	In the UK, the only remaining linkage between pension benefits and general salary increases is in respect of a small amount of Guaranteed Minimum Pension benefits, in line with National Average Earnings.

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

The mortality tables, average life expectancy and pension duration used at 31 December 2014 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK – ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.5	91.4	90.6	92.4
			(29.5)	(31.4)	(30.6)	(32.4)
– RAC	SAPS series 1, including allowances for future improvement	65	87.5	90.1	89.3	91.6
			(22.5)	(25.1)	(24.3)	(26.6)
Ireland	89% PNA00 with allowance for future improvements	61	87.8	91.1	90.7	94.0
			(26.8)	(30.1)	(29.7)	(33.0)
Canada	Canadian Pensioners’ Mortality 2014 Private Table	65	86.5	87.6	89.0	90.0
			(21.5)	(22.6)	(24.0)	(25.0)

The assumptions above are based on commonly used mortality tables. The tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgment is required in setting this assumption. In the UK schemes, which are the most material to the Group, the allowance for future mortality improvement is per the actuarial professions CMI 2013 model, with assumed long term rates of improvement of 1.75% p.a. for males, and 1.50% p.a. for females.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, inflation rate and mortality. The sensitivities analyses below have been determined based on reasonably possible changes of the respective assumptions, holding all other assumptions constant. The following table summarises how the defined benefit obligation would have increased/ (decreased) as a result of the change in the respective assumptions:

Impact on present value of defined benefit obligation

	Increase in discount rate +1% £m	Decrease in discount rate -1% £m	Increase in inflation rate +1% £m	Decrease in inflation rate -1% £m	1 year younger[1] £m
Impact on present value of defined benefit obligation at 31 December 2014	(2,170)	2,911	2,747	(2,081)	367
Impact on present value of defined benefit obligation at 31 December 2013	(1,968)	2,616	2,388	(1,824)	324
1	The effect of assuming all members in the schemes were one year younger.

The sensitivity analyses presented above may not be representative as in practice it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, the present value of the defined benefit obligation has been calculated using the projected unit credit method, which is the same as that applied in calculating the defined benefit obligation liability recognised within the consolidated statement of financial position. In addition, the sensitivities shown are for liabilities only and ignore the impact on assets, which would significantly mitigate the net interest rate and inflation sensitivity impact on the net surplus.

46 – Pension obligations continued

Maturity profile of the defined benefit obligation

The discounted scheme liabilities have an average duration of 20 years in ASPS, 19 years in the RAC scheme, 20 years in the Irish scheme and 12 years in the Canadian scheme. The expected undiscounted benefits payable from the main UK defined benefit scheme, ASPS, is shown in the chart below:

(iv) Risk management and asset allocation strategy

As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, the schemes’ assets are invested in a portfolio, consisting primarily (approximately 75%) of debt securities as detailed in section (b)(ii). The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rates on the funding basis.

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

For ASPS, following the latest formal actuarial valuation (with an effective date of 31 March 2012) deficit recovery plan was agreed, to make good the deficit over a period of time, consistent with the requirements of the UK pension regulations. As at 31 December 2014, the funding deficit was estimated at £30 million. The deficit funding payment for 2015 is estimated to be £180 million, however, contributions will depend on the funding position of the scheme and the outcome of the triennial actuarial valuation as at 31 March 2015.

Total employer contributions for all schemes in 2015 are currently expected to be £298 million.

46 – Pension obligations continued

(c) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 2% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2015. The amount recognised as an expense for defined contribution schemes is shown section (d) below.

(d) Charge to staff costs in the income statement

The total pension charge/ (credit) to staff costs for all of the Group’s defined benefit and defined contribution schemes were:

	2014 £m	2013 £m	2012 £m
Continuing operations
UK defined benefit schemes	31	19	12
Overseas defined benefit schemes	(1)	(147)	7
Total defined benefit schemes	30	(128)	19
UK defined contribution schemes	94	90	91
Overseas defined contribution schemes	16	17	11
Total defined contribution schemes	110	107	102
Total charge/(credit) from continuing operations	140	(21)	121
Total charge from discontinuing operations	—	9	5
Total charge/(credit) for Pension Schemes	140	(12)	126

There were no significant contributions payable or prepaid in the consolidated statement of financial position as at either 31 December 2014 or 2013.

47 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2014 £m	2013 £m
Core structural borrowings, at amortised cost	5,310	5,125
Operational borrowings, at amortised cost	696	1,410
Operational borrowings, at fair value	1,372	1,313
	2,068	2,723
	7,378	7,848
Less: Amounts classified as held for sale	—	(29)
	7,378	7,819

47 – Borrowings continued

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

				2014				2013
	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	692	—	692	—	692	—	692
5.700% €500 million undated subordinated notes	387	—	—	387	415	—	—	415
6.125% £800 million undated subordinated notes	794	—	—	794	793	—	—	793
6.125% €650 million subordinated notes 2043	—	502	—	502	—	537	—	537
6.875% £600 million subordinated notes 2058	—	594	—	594	—	594	—	594
6.875% €500 million subordinated notes 2018	—	387	—	387	—	415	—	415
10.6726% £200 million subordinated notes 2019	—	—	—	—	—	200	—	200
10.464% €50 million subordinated notes 2019	—	—	—	—	—	42	—	42
8.25% $400 million subordinated notes 2041	—	252	—	252	—	236	—	236
6.625% £450 million subordinated notes 2041	—	447	—	447	—	446	—	446
3.875% €700 million subordinated debt 2044	—	539	—	539	—	—	—	—
	1,181	3,413	—	4,594	1,208	3,162	—	4,370
Debenture Loans
9.5% guaranteed bonds 2016	—	—	200	200	—	—	199	199
	—	—	200	200	—	—	199	199
Commercial paper	—	—	516	516	—	—	556	556
Total	1,181	3,413	716	5,310	1,208	3,162	755	5,125

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’. All the above borrowings are stated at amortised cost.

As described in note 56, the Group has designated a portion of its euro denominated debt as a hedge of the net investment in its European subsidiaries. The carrying value of the debt, included in the table above, at 31 December 2014 was £1,292 million (2013: £1,428 million).

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2014			2013
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	516	304	820	556	314	870
1 to 5 years	200	1,149	1,349	200	1,204	1,404
5 to 10 years	—	1,340	1,340	242	1,348	1,590
10 to 15 years	1,188	1,322	2,510	—	1,341	1,341
Over 15 years	3,442	2,924	6,366	4,165	2,950	7,115
Total contractual undiscounted cash flows	5,346	7,039	12,385	5,163	7,157	12,320

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million (2013: £73 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2014 £m	2013 £m
Amounts owed to financial institutions
Loans	696	1,410
Securitised mortgage loan notes
UK lifetime mortgage business	1,372	1,313
Total	2,068	2,723

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,372 million (2013: £1,313 million). These loan notes are carried at fair value, their values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as either ‘Level 2’ or ‘Level 3’ in the fair value hierarchy, depending on whether observable market prices are available for the loan note. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 22.

47 – Borrowings continued

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2014			2013
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	342	65	407	558	81	639
1 to 5 years	199	278	477	659	330	989
5 to 10 years	508	307	815	437	396	833
10 to 15 years	702	212	914	707	306	1,013
Over 15 years	625	144	769	766	125	891
Total contractual undiscounted cash flows	2,376	1,006	3,382	3,127	1,238	4,365

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
£600 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million[1]	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million[1]	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%
£450 million	26 May 2011	3 June 2041	3 June 2021	6 Month LIBOR + 4.136%
$400 million	22 November 2011	1 December 2041	1 December 2016	8.25%(fixed)
€650 million	5 July 2013	5 July 2043	5 July 2023	5 year EUR mid-swaps + 5.13%
€700 million	3 July 2014	3 July 2044	3 July 2024	5 year EUR mid-swaps + 3.48%
1	The £200 million and €50 million subordinated notes were redeemed at their first call dates on 1 April and 30 April 2014 respectively.

Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of notes at 31 December 2014 was £5,188 million (2013: £4,707 million), calculated with reference to quoted prices.

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

All these borrowings are at fixed rates and their fair value at 31 December 2014 was £223 million (2013: £236 million), calculated with reference to quoted prices.

(iii) Commercial paper

The commercial paper consists of £516 million issued by the Company (2013: £556 million) and is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Loans

Loans comprise:

	2014 £m	2013 £m
Non-recourse
Loans to property partnerships (see (a) below)	199	804
Loans to Irish investment funds (see (b) below)	—	7
UK Life reassurance (see (c) below)	178	208
Other non-recourse loans (see (d) below)	219	288
	596	1,307
Other loans (see (e) below)	100	103
	696	1,410

(a) As explained in accounting policy D, the UK long-term business policyholder funds have invested in a number of property funds and structures (the “Property Funds”), some of which have raised external debt, secured on the relevant Property Fund’s property portfolio. The lenders are only entitled to obtain payment of interest and principal to the extent there are sufficient resources in the relevant Property Fund and they have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Group. Loans of £199 million (2013: £804 million) included in the table relate to those Property Funds which have been consolidated as subsidiaries.

(b) External borrowings raised by one Irish policyholder investment fund, which has been fully consolidated in accordance with accounting policy D, were repaid in full in 2014.

47 – Borrowings continued

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

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK. Details are given in note 22.

(e) Movements during the year

Movements in borrowings during the year were:

			2014			2013
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, excluding commercial paper, net of expenses	552	1	553	554	184	738
Repayment of borrowings, excluding commercial paper	(241)	(372)	(613)	(546)	(347)	(893)
Movement in commercial paper[1]	1	—	1	(50)	—	(50)
Net cash inflow/(outflow)	312	(371)	(59)	(42)	(163)	(205)
Foreign exchange rate movements	(132)	(5)	(137)	24	(42)	(18)
Borrowings acquired/(loans repaid) for non-cash consideration[2]	—	(321)	(321)	—	(183)	(183)
Fair value movements	—	70	70	—	(4)	(4)
Amortisation of discounts and other non-cash items	5	(29)	(24)	5	(21)	(16)
Movements in debt held by Group companies[3]	—	1	1	(1)	(49)	(50)
Movements in the year	185	(655)	(470)	(14)	(462)	(476)
Balance at 1 January	5,125	2,723	7,848	5,139	3,185	8,324
Balance at 31 December	5,310	2,068	7,378	5,125	2,723	7,848
1	Gross issuances of commercial paper were £1,830 million in 2014 (2013: £1,583 million), offset by repayments of £1,829 million (2013: £1,633 million).
2	Includes borrowings disposed of / repaid as part of the disposal of US Life in 2013 of £179 million.
3	Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2013 and 2014 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to them, of which £750 million (2013: £750 million) is used to support the commercial paper programme:

	2014 £m	2013 £m
Expiring within one year	350	400
Expiring beyond one year	1,200	1,100
	1,550	1,500

48 – Payables and other financial liabilities

This note analyses our payables and other financial liabilities at the end of the year.

	2014 £m	Restated[1] 2013 £m
Payables arising out of direct insurance	948	1,115
Payables arising out of reinsurance operations	358	440
Deposits and advances received from reinsurers	92	145
Bank overdrafts (see below)	550	493
Derivative liabilities (note 56)	3,481	2,251
Amounts due to brokers for investment purchases	73	164
Obligations for repayment of cash collateral received	5,577	5,604
Other financial liabilities	933	1,747
Total	12,012	11,959
Less: Amounts classified as held for sale	—	(14)
	12,012	11,945
Expected to be settled within one year	10,731	10,337
Expected to be settled in more than one year	1,281	1,608
	12,012	11,945
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details.

Bank overdrafts amount to £95 million (2013: £77 million) in life business operations and £455 million (2013: £416 million) in general insurance business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

49 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2014 £m	2013 £m
Deferred income	159	177
Reinsurers’ share of deferred acquisition costs	12	11
Accruals	1,167	1,386
Other liabilities	935	930
Total	2,273	2,504
Less: Amounts classified as held for sale	—	(32)
	2,273	2,472
Expected to be settled within one year	1,756	2,145
Expected to be settled in more than one year	517	327
	2,273	2,472

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

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. A number of the Group’s UK subsidiaries are “dual regulated” (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation). Between them, the PRA and FCA have broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers, but in some cases they also operate a system of ‘prior product approval’.

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

50 – Contingent liabilities and other risk factors continued

(e) Structured settlements

The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfill their obligations. The Company's maximum exposure to credit risk for these types of arrangements is approximately $1,224 million as at 31 December 2014 (2013: $1,119 million). Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the life insurance industry compensation plan. As at 31 December 2014, no information has come to the Company's attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

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

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property and property and equipment, which have not been recognised in the financial statements, are as follows:

	2014 £m	2013 £m
Investment property	97	3
Property and equipment	8	24
	105	27

Contractual obligations for future repairs and maintenance on investment properties are £nil (2013: £nil). Note 16 sets out the commitments the Group has to its joint ventures.

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2014 £m	2013 £m
Within 1 year	234	252
Later than 1 year and not later than 5 years	732	807
Later than 5 years	1,203	1,307
	2,169	2,366

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2014 £m	2013 £m
Within 1 year	92	111
Later than 1 year and not later than 5 years	290	357
Later than 5 years	421	575
	803	1,043
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	47	45

52 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2014 Capital employed	2013 Capital employed
	IFRS basis £m	IFRS basis £m
Long-term business
United Kingdom	5,135	5,237
Ireland	533	595
United Kingdom & Ireland	5,668	5,832
France	2,234	2,366
Poland	318	380
Italy	929	1,108
Spain	557	769
Other Europe	82	93
Europe	4,120	4,716
Asia	791	676
	10,579	11,224
General insurance & health
United Kingdom	3,775	3,725
Ireland	370	421
United Kingdom & Ireland	4,145	4,146
France	556	570
Italy	276	269
Other Europe	32	43
Europe	864	882
Canada	969	925
Asia	29	33
	6,007	5,986
Fund Management	298	237
Corporate & Other Business[1]	702	(1,305)
Total capital employed	17,586	16,142
Financed by
Equity shareholders' funds	10,018	7,964
Non-controlling interests	1,166	1,471
Direct capital instruments & fixed rate tier 1 notes	892	1,382
Preference shares	200	200
Subordinated debt	4,594	4,370
Senior debt	716	755
Total capital employed	17,586	16,142
Less: Goodwill	(1,327)	(1,510)
Total tangible capital employed[2]	16,259	14,632
Total debt[3]	6,652	6,957
Tangible debt leverage	41%	48%
1	‘Corporate’ and ‘other Business’ includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
2	The definition of tangible capital employed has been adjusted in 2014 to deduct only goodwill to calculate “tangible capital”. Goodwill includes £1,302 million (2013: £1,480 million including £4 million within assets held for sale) of goodwill in subsidiaries and £25 million (2013: £30 million) of goodwill in joint ventures. AVIF and other intangibles are maintained within the capital base. As the end of 2014, AVIF and other intangibles comprise £1,028 million (2013: £1,068 million) of intangibles in subsidiaries and £62 million (2013: £30 million) of intangibles in joint ventures, net of deferred tax liabilities of £(180) million (2013: £(189) million) and the non-controlling interest share of intangibles of £(198) million (2013: £(215) million).
3	Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva plc preference share capital and core structural borrowings. In addition preference share capital of GA plc of £250 million within non-controlling interests has been included.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings. At the end of 2014 the Group had £17.6 billion (2013: £16.1 billion) of total capital employed in our trading operations measured on an IFRS basis.

In April 2014 the Group redeemed £200 million and €50 million of Lower Tier 2 subordinated debt at their first call dates.

In July 2014 the Group issued €700 million of Lower Tier 2 subordinated debt callable in 2024. This was used to repay a €700 million direct capital instrument at its first call date, in November 2014. On a net basis, these transactions did not impact on Group IGD solvency and Economic Capital measures. Tangible debt leverage, the ratio of external senior and subordinated debt to tangible capital employed, is 41% (2013: 48%).

At the end of 2014 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,511 million (2013: £7,573 million).

53 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Profit before tax from continuing operations	2,663	1,472	396
Adjustments for:
Share of (profit)/loss of joint ventures and associates	(147)	(120)	255
Dividends received from joint ventures and associates	52	47	48
(Profit)/loss on sale of:
Investment property	(49)	2	(7)
Property and equipment	(4)	—	—
Subsidiaries, joint ventures and associates	(174)	(115)	164
Investments	(3,040)	(3,047)	(1,167)
	(3,267)	(3,160)	(1,010)
Fair value (gains)/losses on:
Investment property	(678)	(184)	475
Investments	(11,228)	(1,525)	(12,418)
Borrowings	70	(4)	43
	(11,836)	(1,713)	(11,900)
Depreciation of property and equipment	19	31	42
Equity compensation plans, equity settled expense	39	37	42
Impairment and expensing of:
Goodwill on subsidiaries	—	48	109
Financial investments, loans and other assets	(3)	32	46
Acquired value of in-force business and intangibles	10	14	122
Non-financial assets	26	—	—
	33	94	277
Amortisation of:
Premium or discount on debt securities	255	144	105
Premium or discount on borrowings	(24)	(16)	(12)
Premium or discount on non participating investment contracts	5	8	20
Financial instruments	12	194	64
Acquired value of in-force business and intangibles	108	110	121
	356	440	298
Change in unallocated divisible surplus	3,364	(280)	6,316
Interest expense on borrowings	525	589	634
Net finance charge on pension schemes	(20)	(37)	(68)
Foreign currency exchange gains	(199)	(187)	(128)

Changes in working capital
Increase in reinsurance assets	(818)	(571)	(416)
Increase in deferred acquisition costs	(21)	90	216
Increase in insurance liabilities and investment contracts	11,552	3,983	4,325
Increase in other assets	(1,495)	5,135	3,132
	9,218	8,637	7,257
Net purchases of operating assets
Purchases of investment property	(725)	(370)	(839)
Proceeds on sale of investment property	1,811	1,115	1,141
Net sales of financial investments	(1,973)	(4,033)	1,231
	(887)	(3,288)	1,533
Cash (used in)/generated from operating activities – continuing operations	(87)	2,562	3,992
Cash generated from operating activities – discontinued operations	—	1,950	46
Total cash (used in)/generated from operating activities	(87)	4,512	4,038
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details.

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.

During the year the net operating cash outflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

(b) Cash flows in respect of, and additions to, the acquisition of subsidiaries, joint ventures and associates comprised:

	2014 £m	2013 £m	2012 £m
Cash consideration for subsidiaries, joint ventures and associates acquired and additions	79	1	136
Less: Cash and cash equivalents acquired with subsidiaries	—	28	(7)
Total cash flow on acquisitions and additions	79	29	129

53 – Statement of cash flows continued

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates comprised:

	2014 £m	2013 £m	2012 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	349	817	442
Less: Net cash and cash equivalents divested with subsidiaries	(239)	(440)	(21)
Cash flows on disposals – continuing operations	110	377	421
Cash flows on disposal – discontinued operations	(20)	(1,582)	—
Total cash flow on disposals	90	(1,205)	421

The above figures form part of cash flows from investing activities.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Cash at bank and in hand	2,855	4,103	3,478
Cash equivalents	20,259	22,379	21,652
	23,114	26,482	25,130
Bank overdrafts	(550)	(493)	(566)
	22,564	25,989	24,564
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details. In addition, following a review of the classification of cash and cash equivalents, £8,211 million in 2013 and £9,420 million in 2012 have been reclassified from cash at bank and in hand to cash equivalents. The net impact of this reclassification on cash and cash equivalents is £nil.

Cash and cash equivalents reconciles to the statement of financial position as follows:

	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Cash and cash equivalents (excluding bank overdrafts)	23,114	26,482	25,130
Less: Assets classified as held for sale	(9)	(351)	(917)
	23,105	26,131	24,213
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details

54 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources, which includes available capital resources of subsidiaries classified as held for sale in the Group IFRS statement of financial position still included in the Group’s available capital resources at 31 December 2014.

Available capital resources

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund[5] £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations[6] £m	2014 Total £m	2013 Total £m
Total shareholders' funds	—	(37)	24	(13)	5,131	5,118	5,339	10,457	1,819	12,276	11,017
Other sources of capital[1]	—	—	—	—	200	200	29	229	4,394	4,623	4,413
Unallocated divisible surplus[2]	221	(19)	1,530	1,732	—	1,732	7,735	9,467	—	9,467	6,709
Adjustments onto a regulatory basis:
Shareholders' share of accrued bonus	(37)	445	(181)	227	—	227	—	227	—	227	(89)
Goodwill and other intangibles[3]	—	—	—	—	(126)	(126)	(855)	(981)	(1,436)	(2,417)	(2,608)
Regulatory valuation and admissibility restrictions[4]	69	1,722	210	2,001	(2,521)	(520)	1,021	501	(2,519)	(2,018)	(886)
Total available capital resources	253	2,111	1,583	3,947	2,684	6,631	13,269	19,900	2,258	22,158	18,556
Analysis of liabilities:
Participating insurance liabilities	1,766	12,111	9,870	23,747	95	23,842	20,992	44,834	—	44,834	45,098
Unit-linked liabilities	—	—	—	—	3,327	3,327	4,636	7,963	—	7,963	8,714
Other non-participating life insurance	372	3,588	509	4,469	37,476	41,945	4,711	46,656	—	46,656	42,447
Amounts classified as held for sale	—	—	—	—	—	—	—	—	—	—	(106)
Total insurance liabilities	2,138	15,699	10,379	28,216	40,898	69,114	30,339	99,453	—	99,453	96,153
Participating investment liabilities	717	3,115	6,227	10,059	2,612	12,671	54,561	67,232	—	67,232	70,628
Non-participating investment liabilities	(2)	(7)	—	(9)	40,804	40,795	9,218	50,013	—	50,013	48,140
Amounts classified as held for sale	—	—	—	—	—	—	—	—	—	—	(2,710)
Total investment liabilities	715	3,108	6,227	10,050	43,416	53,466	63,779	117,245	—	117,245	116,058
Total liabilities	2,853	18,807	16,606	38,266	84,314	122,580	94,118	216,698	—	216,698	212,211
1	Other sources of capital include Subordinated debt of £4,594 million issued by Aviva and £29 million of other qualifying capital issued by Italian and Spanish subsidiary and associate undertakings.
2	Unallocated divisible surplus for overseas life operations is included gross of minority interest and amounts disclosed include balances classified as held for sale.
3	Includes goodwill and other intangibles of £87 million in joint ventures and associates, and amounts disclosed include balances classified as held for sale.
4	Includes an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
5	Includes the Provident Mutual with-profit fund.
6	Other operations include general insurance and fund management business.

54 – Capital statement continued

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2014

	Old with-profit sub-fund £m	New with-profit sub-fund £m	With-profit sub-fund £m	Total UK life with- profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	363	1,298	1,510	3,171	2,793	5,964	10,732	16,696
Effect of new business	—	(36)	(1)	(37)	127	90	(150)	(60)
Expected change in available capital resources	(4)	(1)	70	65	306	371	653	1,024
Variance between actual and expected experience	(6)	70	31	95	(71)	24	3,176	3,200
Effect of operating assumption changes	(6)	5	48	47	156	203	59	262
Effect of economic assumption changes	(8)	(139)	(26)	(173)	(45)	(218)	51	(167)
Effect of changes in management policy[1]	(87)	926	—	839	308	1,147	3	1,150
Transfers, acquisitions and disposals[2]	—	—	—	—	(491)	(491)	(61)	(552)
Foreign exchange movements	—	—	—	—	—	—	(792)	(792)
Other movements	1	(12)	(49)	(60)	(399)	(459)	(402)	(861)
Available capital resources at 31 December	253	2,111	1,583	3,947	2,684	6,631	13,269	19,900
1	New with-profit sub-fund (NWPSF) changes in management policy include increase in the value of the reattributed estate (RIEESA) as a result of the transfer of the non-profit business from RIEESA to NWPSF of £1.1 billion.
2	Included within transfers, acquisitions and disposals is £550 million of cash consideration paid from life operations to other non-life operations within the Group for the sale of Aviva Life & Pensions Ireland Limited and Aviva Powszechne Towarzystwo Emerytalne BZ WBK S.A.

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

NWPSF is fully supported by the reattributed estate of £2,111 million (this is known as RIEESA) at 31 December 2014 (31 December 2013: £1,105 million) held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations) in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis, therefore it forms part of the NWPSF available capital resources.

The with-profit funds and the RIEESA use internal hedging to limit the impacts of equity market volatility.

In aggregate, the Group has at its disposal total available capital of £22.2 billion (2013: £18.6 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.9 billion (2013: £3.2 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital (including RIEESA) is comfortably in excess of the required capital margin, and therefore no further support is required by shareholders.

For the remaining life and general insurance operations, the total available capital amounting to £18.3 billion (2013: £15.4 billion) is higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

The total available capital of £22.2 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently and includes the Group’s unallocated divisible surplus of overseas life operations. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

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

54 – Capital statement continued

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

						31 December 2014	31 December 2013
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.8	(14.8)	—	2.1	(0.2)	1.9	0.9
OWPSF	2.8	(2.5)	0.3	—	(0.1)	0.2	0.3
WPSF[4]	17.1	(15.5)	1.6	—	(0.3)	1.3	1.2
Aggregate	34.7	(32.8)	1.9	2.1	(0.6)	3.4	2.4
1	These realistic liabilities include the shareholders’ share of accrued bonuses of £(0.2) billion (31 December 2013: £0.1 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of accrued bonuses are £33.0 billion (31 December 2013: £33.4 billion).These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively (31 December 2013: £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2013 was £nil, £0.4 billion and £1.5 billion for NWPSF, OWPSF and WPSF respectively.
3	This represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2014 (31 December 2013: £1.1 billion).The increase arises mainly from the transfer of non-profit business from RIEESA to NWPSF and recognition of the value of this business in RIEESA.
4	The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

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

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

•	(i) UK with-profits fund – (NWPSF, OWPSF and WPSF) – any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund.
•	(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
•	(iii) Overseas life operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. In several business units, Group companies and other parties jointly control certain entities; these joint venture operations may constrain management’s ability to utilise the capital in other parts of the Group. Any transfer of available capital may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
•	(iv) General insurance operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge, subject to availability of tax relief elsewhere in the Group.

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

For the purposes of risk identification and measurement, and aligned to Aviva’s risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.

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

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group’s position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

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

55 – Risk management continued

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

As at 31 December 2014	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661	—	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958	—	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358	—	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260	—	25,260
Total							200,237	—	200,237

As at 31 December 2013 restated [1]	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	126,805	(2,420)	124,385
Reinsurance assets	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	7,257	(37)	7,220
Other investments	0.0%	0.2%	0.7%	1.0%	0.1%	98.0%	32,517	(201)	32,316
Loans	3.8%	12.1%	1.2%	0.0%	0.3%	82.6%	23,879	—	23,879
Total							190,458	(2,658)	187,800
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details

The majority of non-rated debt securities within shareholder assets are held by our businesses in the UK. Of these securities most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (2013: £2.4 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure, and has increased these hedges during 2014. The Group's maximum exposure to credit risk of financial assets, without taking collateral or these hedges into account, is represented by the carrying value of the financial instruments in the statement of financial position. These comprise debt securities, reinsurance assets, derivative assets, loans and receivables. The carrying values of these assets are disclosed in the relevant notes: financial investments (note 24), reinsurance assets (note 41), loans (note 21) and receivables (note 25). The collateral in place for these credit exposures is disclosed in note 57; Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

(ii) Financial exposures to peripheral European countries and worldwide banks

Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2014 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain, which has benefitted from an increase in market values. The completion of the disposal of the Group’s interest in Eurovita has resulted in a reduction of our exposure to Italian sovereign and corporate debt. In light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during 2014. Information on our exposures to peripheral European sovereigns and banks is provided in notes 24(e) and 24(f). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

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

(iv) Loans

The Group loan portfolio principally comprises:

•	Policy loans which are generally collateralised by a lien or charge over the underlying policy;
•	Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions.These loans are fully collateralised by other securities; and
•	Mortgage loans collateralised by property assets.

55 – Risk management continued

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk

The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is approximately 1.6% of the total shareholder assets (gross of ‘held for sale’).

(vi) Reinsurance credit exposures

The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.

The Group’s largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2014, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £2,048 million.

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

(x) Impairment of financial assets

In assessing whether financial assets carried at amortised cost or classified as available for sale are impaired, due consideration is given to the factors outlined in accounting policies (T) and (V). The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss or ‘held for sale’.

		Financial assets that are past due but not impaired
At 31 December 2014	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months–1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	—	—	—	—	—	1,021
Reinsurance assets	5,425	—	—	—	—	—	5,425
Other investments	1	—	—	—	—	4	5
Loans	4,286	2	2	—	—	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	—	5,933

		Financial assets that are past due but not impaired
At 31 December 2013 Restated[1]	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months–1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,133	—	—	—	—	—	1,133
Reinsurance assets	5,172	—	—	—	—	—	5,172
Other investments	7	—	—	—	—	6	13
Loans	5,263	—	—	—	—	139	5,402
Receivables and other financial assets	7,350	56	26	18	22	4	7,476
1	Restated for the adoption of amendments to IAS32 ‘Financial Instruments – Presentation’ – see note 1 for details. In addition, restated to exclude reinsurance assets measured at fair value through profit or loss.

Excluded from the tables above are financial and reinsurance assets carried at fair value through profit or loss that are not subject to impairment testing, as follows: £130.6 billion of debt securities (2013: £125.7 billion), £35.4 billion of other investments (2013 restated: £32.5 billion), £20.9 billion of loans (2013: £18.5 billion) and £2.5 billion of reinsurance assets (2013: £2.0 billion).

55 – Risk management continued

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

The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.

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

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2014 the Group’s shareholder funds held £2 billion notional of equity hedge put spreads, with up to 9 months to maturity with an average strike of 81-61% of the prevailing market levels on 31 December 2014.

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

As at 31 December 2014, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

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

55 – Risk management continued

The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.

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

Details of material guarantees and options are given in note 40. In addition, the following table summarises the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2014 for our Italian and French participating contracts, where the Group’s key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.79%	3.91%	61,983
Italy	1.77%	3.74%	8,873
Other[1]	N/A	N/A	41,210
Total	N/A	N/A	112,066

1. “Other” includes UK participating business

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

	Portfolio investment yield[1]	Average assets £m
2012	3.70%	18,802
2013	3.10%	18,352
2014	2.76%	17,200
1	Before realised and unrealised gains and losses and investment expenses

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

55 – Risk management continued

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

At 31 December 2014 and 2013, the Group’s total equity deployment by currency including assets ‘held for sale’ was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2014	8,050	2,392	1,016	818	12,276
Capital 31 December 2013	4,942	4,178	987	910	11,017

A 10% change in sterling to euro/Canada$ (CAD) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling / euro rate £m	10% decrease in sterling / euro rate £m	10% increase in sterling / CAD$ rate £m	10% decrease in sterling / CAD$ rate £m
Net assets at 31 December 2014	(78)	210	(96)	91
Net assets at 31 December 2013	(260)	360	(81)	99

A 10% change in sterling to euro/ Canada$ (CAD) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, excluding ‘discontinued operations’.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20
Impact on profit before tax 31 December 2013 (restated) [1]	(3)	(1)	(8)	2
1	Restated to disclose the impact of a 10% change in the average exchange rate applied to translate foreign currency profits into sterling. In previous years, the sensitivity of profit before tax to changes in foreign exchange rates was calculated on the basis of a 10% change in the period-end exchange rate which was used to calculate the average exchange rate applied to translate foreign currency profits. We consider the change in basis of calculation better reflects the sensitivity of profit before tax to foreign currency risk.

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

(vi) Derivatives risk

Derivatives are used by a number of the businesses. Activity is overseen by the Group ALM and Group Risk teams, which monitor exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.

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

(d) Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,550 million) from a range of leading international banks to further mitigate this risk.

55 – Risk management continued

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

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2014 and 2013 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the ‘within 1 year’ column below, and previously the total liability for linked business was shown in the ‘within 1 year’ column. Changes in durations between 2013 and 2014 reflect evolution of the portfolio, and changes to the models for projecting cash-flows. This table includes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	85,723	7,980	25,318	32,534	19,891
Investment contracts – non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	81,458	7,900	25,223	29,620	18,715
Investment contracts – non-linked	60,111	2,098	10,422	17,594	29,997
Linked business	73,458	6,244	16,403	23,483	27,328
General insurance and health	14,534	6,350	5,591	2,197	396
Total contract liabilities	229,561	22,592	57,639	72,894	76,436

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	—	—	—	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalents	23,105	23,105	—	—	—
	251,003	72,702	40,861	99,808	37,632

At 31 December 2013 Restated[1]	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	124,385	15,146	35,624	73,613	2
Equity securities	37,326	—	—	—	37,326
Other investments	32,316	28,227	812	1,382	1,895
Loans	23,879	2,029	3,909	17,920	21
Cash and cash equivalents	26,131	26,131	—	—	—
	244,037	71,533	40,345	92,915	39,244
1	Restated for the adoption of amendments to IAS 32 ‘Financial Instruments: Presentation’ – see note 1 for details

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

55 – Risk management continued

(e) Life insurance risk

Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policy holder options and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.

The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2014, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014, while any significant reduction in individual annuity new business volumes as a result of the UK budget changes to compulsory annuitisation will also reduce our longevity risks exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. Despite this longevity risk remains the Group’s most significant life insurance risk due to the Group’s existing annuity portfolio. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

•	Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.
•	Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.
•	Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve the retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.
•	Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

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

Examples of each type of embedded derivative affecting the Group are:

•	Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.
•	Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
•	Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework. Further disclosure on financial guarantees and options embedded in contracts and their inclusion in insurance and investment contract liabilities is provided in note 40.

(f) General insurance risk

Types of risk

General insurance risk in the Group arises from:

•	Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
•	Unexpected claims arising from a single source or cause;
•	Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
•	Inadequate reinsurance protection or other risk transfer techniques.

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

55 – Risk management continued

Management of general insurance risks

Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.

Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by the General Insurance Council which provides technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

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

The Group cedes much of its worldwide catastrophe risk to third-party reinsurers. The total Group potential loss from its most concentrated catastrophe exposure peril (Northern Europe Windstorm) is approximately £150 million, for a one in ten year annual loss scenario, compared to approximately £260 million when measured on a one in a hundred year annual loss scenario.

(g) Asset management risk

Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2014 despite some positions being impacted by the volatility of global markets.

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

The FCA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

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

55 – Risk management continued

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

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Credit spreads	The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations
Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	—	(10)	—	—	(5)	—	—
Investment non-participating	(40)	30	(10)	55	(60)	(35)	—	—
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	—	—	—
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	—	(10)	—	—	(5)	—	—
Investment non-participating	(40)	30	(10)	55	(60)	(35)	—	—
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	—	—	—
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	—	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	—	—
Investment non-participating	(20)	20	(5)	5	(5)	(15)	—	—
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	—	—	—
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

55 – Risk management continued

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	—	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	—	—
Investment non-participating	(20)	20	(5)	5	(5)	(15)	—	—
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	—	—	—
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Changes in sensitivities between 2014 and 2013 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities. Similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest Rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	5	(15)	25

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	5	(15)	25

55 – Risk management continued

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest Rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	20	(5)	15

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	20	(5)	15

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

This note gives details of the various financial instruments we use to mitigate risk.

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

The fair values do not provide an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA (International Swaps and Derivatives Association, Inc.) master agreements or their equivalent. Such agreements are designed to provide a legally enforceable set-off in the event of default, which reduces credit exposure. In addition, the Group has collateral agreements in place between the individual Group entities and relevant counterparties, refer to note 57 for further information on collateral and net credit risk of derivative instruments.

(a) Instruments qualifying for hedge accounting

The Group has formally assessed and documented the effectiveness of its instruments qualifying for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

To reduce its exposure to foreign currency risk, the Group has designated a portion of its euro denominated debt as a hedge of the net investment in its European subsidiaries. The carrying value of the debt at 31 December 2014 was £1,292 million (2013: £1,428 million) and its fair value at that date was £1,359 million (2013: £1,516 million).

The foreign exchange gain of £94 million (2013: loss of £40 million; 2012: gain of £74 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

There were no cash flow or fair value hedges designated in the year.

(b) Derivatives not qualifying for hedge accounting

Certain derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken. These are referred to below as non-hedge derivatives.

56 – Derivative financial instruments and hedging continued

(i) The Group’s non-hedge derivative activity at 31 December 2014 and 2013 was as follows:

			2014			Restated[1] 2013
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	5,999	54	(42)	6,906	90	(12)
Interest rate and currency swaps	2,237	141	(153)	1,411	217	(130)
Options	14,741	92	(48)	7,000	54	(20)
Total	22,977	287	(243)	15,317	361	(162)
Interest rate contracts
OTC
Forwards	356	—	(42)	333	22	—
Swaps	35,579	2,845	(2,087)	28,051	803	(1,627)
Options	36,195	312	(26)	53,925	92	—
Exchange traded
Futures	1,943	13	(33)	2,723	111	(36)
Total	74,073	3,170	(2,188)	85,032	1,028	(1,663)
Equity/Index contracts
OTC
Options	1,132	6	(6)	12	1	—
Exchange traded
Futures	3,764	88	(46)	3,186	117	(13)
Options	4,429	336	(18)	5,015	256	(91)
Total	9,325	430	(70)	8,213	374	(104)
Credit contracts	8,950	14	(89)	6,071	18	(72)
Other	16,393	187	(891)	12,354	343	(250)
Totals at 31 December	131,718	4,088	(3,481)	126,987	2,124	(2,251)
1	Restated for the adoption of amendments to IAS32 – Financial Instruments: Presentation’ – See note 1 for details

Swap option (“swaption”) contracts are included within interest rate options above as management’s intention in entering into and subsequent managing of the interest rate related swaption contracts most closely resembles option-type contracts.

Fair value assets are recognised as ‘Derivative financial instruments’ in note 24(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 48.

The Group’s derivative risk management policies are outlined in note 55.

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2014 £m	Restated[1] 2013 £m
Within 1 year	336	272
Between 1 and 2 years	698	168
Between 2 and 3 years	313	123
Between 3 and 4 years	240	96
Between 4 and 5 years	234	35
After 5 years	3,627	1,709
	5,448	2,403
1	Restated for the adoption of amendments to IAS32 – Financial Instruments: Presentation’ – See note 1 for details

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of cash and non-cash collateral. The amounts of cash collateral receivable or repayable are included in notes 25 and 48 respectively. Collateral received and pledged by the Group is detailed in note 57.

57 – Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar arrangements

(a) Offsetting arrangements

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

Derivative transactions requiring Aviva or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit default swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities. The derivative assets and liabilities in the table below are made up of the contracts described in detail in note 56.

57 – Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar arrangements continued

Aviva participates in a number of stock lending and repurchase arrangements. In some of these arrangements cash is exchanged by Aviva for securities and a related receivable is recognised within ‘Loans to Banks’ (note 21). These arrangements are reflected in the tables below. In instances where the collateral is recognised on the statement of financial position, the obligation for its return is included within ‘payables and other financial liabilities’.

In other arrangements, securities are exchanged for other securities. The collateral received must be in a readily realisable form such as listed securities and is held in segregated accounts. Transfer of title always occurs for the collateral received. In many instances, however, no market risk or economic benefit is exchanged and these transactions are not recognised on the statement of financial position in accordance with our accounting policies, and accordingly not included in the tables below.

	Amounts subject to enforceable netting arrangements
	Offset under IAS 32			Amounts under a master netting agreement but not offset under IAS 32
	Gross Amounts	Amounts offset	Net amounts reported in the statement of financial position	Financial Instruments	Cash Collateral	Securities Collateral Received / Pledged	Net Amount
2014
Financial Assets
Derivative Financial Assets	4,467	(1,065)	3,402	(1,846)	(931)	(404)	221
Loans to banks and repurchase arrangements	3,763	—	3,763	—	—	(3,763)	—
Total Financial Assets	8,230	(1,065)	7,165	(1,846)	(931)	(4,167)	221

Financial Liabilities
Derivative Financial Liabilities	(3,725)	1,065	(2,660)	2,108	338	146	(68)
Other Financial Liabilities	(1,859)	—	(1,859)	—	—	1,859	—
Total Financial Liabilities	(5,584)	1,065	(4,519)	2,108	338	2,005	(68)

	Amounts subject to enforceable netting arrangements
	Offset under IAS 32			Amounts under a master netting agreement but not offset under IAS 32
	Gross Amounts	Amounts offset	Net amounts reported in the statement of financial position	Financial Instruments	Cash Collateral	Securities Collateral Received / Pledged	Net Amount
2013 Restated[1]
Financial Assets
Derivative Financial Assets	3,032	(1,556)	1,476	(945)	(270)	(182)	79
Loans to banks and repurchase arrangements	4,844	—	4,844	—	—	(4,844)	—
Other Financial Assets	435	—	435	—	(1)	(202)	232
Total Financial Assets	8,311	(1,556)	6,755	(945)	(271)	(5,228)	311

Financial Liabilities
Derivative Financial Liabilities	(3,190)	1,556	(1,634)	1,198	79	211	(146)
Other Financial Liabilities	(1,119)	—	(1,119)	—	—	1,119	—
Total Financial Liabilities	(4,309)	1,556	(2,753)	1,198	79	1,330	(146)

1	Restated for the adoption of amendments to IAS32 – Financial Instruments: Presentation’ – See note 1 for details

Derivative assets are recognised as ‘Derivative financial instruments’ in note 24(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 48. £686 million (2013: £648 million) of derivative assets and £821 million (2013: £617 million) of derivative liabilities are not subject to master netting agreements and are therefore excluded from the table above.

Amounts receivable related to securities lending and reverse-repurchase arrangements totalling £3,763 million (2013: £4,844 million) is recognised within ‘Loans to Banks’ in note 21(a).

Other financial liabilities presented above represent liabilities related to repurchase arrangements recognised within “Obligations for repayment of cash collateral received” in note 48.

(b) Collateral

In the tables above, the amounts of assets or liabilities presented in the consolidated statement of financial position are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables above in the case of over collateralisation.

The total amount of collateral received which the Group is permitted to sell or repledge in the absence of default was £20,566 million (2013: £16,914 million), all of which other than £2,896 million (2013: £203 million) is related to securities lending arrangements. £4,036 million (2013: £5,310 million) of collateral has been received related to balances recognised within ‘Loans to Banks’ (refer to note 21). The value of collateral that was actually sold or repledged in the absence of default was £nil (2013: £nil).

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

Services provided to, and by related parties

				2014				2013				2012
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	7	(2)	—	—	3	(3)	—	11	—	(4)	—	9
Joint ventures	28	—	—	154	51	—	—	56	23	(1)	—	54
Employee pension schemes	11	—	—	3	12	—	—	9	12	—	—	6
	46	(2)	—	157	66	(3)	—	76	35	(5)	—	69

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 16(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 16(a)(i).

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

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2014 £m	2013 £m	2012 £m
Salary and other short-term benefits	8.9	6.7	6.0
Other long-term benefits	4.1	1.6	0.8
Post-employment benefits	1.0	1.1	1.9
Equity compensation plans	1.9	3.3	4.8
Termination benefits	—	1.1	1.5
Total	15.9	13.8	15.0

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

59 – Organisational structure

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2014. Aviva plc is the holding company of the Group.

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

Bermuda

Aviva Re Limited

Canada

Aviva Canada Inc. and its principal subsidiaries:

Aviva Insurance Company of Canada

Elite Insurance Company

Pilot Insurance Company

Scottish & York Insurance Co. Limited

S&Y Insurance Company

Traders General Insurance Company

France

Aviva France SA (99.99%) and its principal subsidiaries:

Antarius S.A. (50%)

Aviva Assurances S.A. (99.9%)

Aviva Investors France S.A. (99.9%)

Aviva Vie SA (99.9%)

Aviva Epargne Retraite (99.9%)

Union Financière de France Banque (Banking) (75.9%)

Hong Kong

Aviva Life Insurance Company Limited

Ireland

Aviva Health Group Ireland Limited (71%)

Aviva Life & Pensions Ireland Limited[1]

__________

1 On 1 January 2015, following approval from the High Court of Ireland in December 2014, the Ireland life business previously with Aviva Life & Pensions Ireland Limited was transferred to Aviva Life & Pensions UK Limited.

59 – Organisational structure continued

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Avipop Assicurazioni S.p.A (50%)

Avipop Vita S.p.A (50%)

Aviva S.p.A (51%)

Aviva Assicurazioni Vita S.p.A (80%)

Aviva Italia S.p.A

Aviva Vita S.p.A (80%)

Lithuania

Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė “Aviva Lietuva”

Poland

Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (90%)

Aviva Towarzystwo Ubezpieczen na Zycie SA (90%)

Aviva Towarzystwo Ubezpieczen Ogolnych SA (90%)

Singapore

Aviva Ltd

Navigator Investment Services Limited

Spain

Aviva Vida y Pensiones, SA de seguros y reaseguros

Caja Espana Vida, Compania de Seguros y Reaseguros (50%)

Caja Granada Vida, de Seguros y Reaseguros, S.A. (25%)

Unicorp Vida, Compania de Seguros y Reaseguros (50%)

Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50%)

Associates and joint ventures

The Group has ongoing interests in operations that are classified as associates or joint ventures. Further details of those operations that were most significant in 2014 are set out in notes 16 and 17 to the financial statements.

United Kingdom

The Group has interests in several property limited partnerships. Further details are provided in notes 16, 17 and 23 to the financial statements.

China

Aviva-COFCO Life Insurance Co. Limited (50%)

India

Aviva Life Insurance Company India Limited (26%)

Indonesia

PT Astra Aviva Life (50%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (41.3%)

Vietnam

Vietinbank Aviva Life Insurance Company Limited (50%)

60 – Subsequent events

In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013 and agreed to pay a fine of £17.6 million. The impact of this has been fully provided for within the FY14 result.

Note 4 details subsequent events relating to the acquisition and disposal of subsidiaries.

Financial statements of the Company

Income statement

For the year ended 31 December 2014

	Note	2014 £m	2013 £m	2012 £m
Income
Dividends received from subsidiaries	I	1,172	1,450	1,585
Interest receivable from Group companies	I	60	103	107
		1,232	1,553	1,692
Expenses
Net investment (expense)/income		(2)	(5)	28
Operating expenses		(162)	(326)	(333)
Interest payable to Group companies	I	(258)	(326)	(402)
Interest payable on borrowings		(314)	(332)	(347)
Realised loss on loan		—	(78)	—
Impairment of subsidiaries		—	—	(254)
		(736)	(1,067)	(1,308)
Profit for the year before tax		496	486	384
Tax credit	C	67	116	232
Profit for the year after tax		563	602	616

Statement of comprehensive income

For the year ended 31 December 2014

	Note	2014 £m	2013 £m	2012 £m
Profit for the year		563	602	616

Other comprehensive income
Items that may be reclassified subsequently to income statement
Fair value gains on investments in subsidiaries and joint ventures	E	866	2,108	2,126
Impairment losses on assets previously revalued through other comprehensive income now taken to income statement		—	—	254

Items that will not be reclassified to income statement
Remeasurements of pension schemes	E	(1)	(2)	—
Other comprehensive income, net of tax		865	2,106	2,380
Total comprehensive income for the year		1,428	2,708	2,996

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 117 to 129. The notes identified alphabetically on pages 244 to 248 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 136 to 239.

Statement of changes in equity

For the year ended 31 December 2014

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instruments and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January		736	200	1,165	735	8,902	54	3,158	14,950	1,382	16,332
Profit for the year		—	—	—	—	—	—	563	563	—	563
Other comprehensive income		—	—	—	—	866	—	(1)	865	—	865
Total comprehensive income for the year		—	—	—	—	866	—	562	1,428	—	1,428
Dividends and appropriations	13	—	—	—	—	—	—	(551)	(551)	—	(551)
Employee trust shares distributed in the year		—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	39	—	39	—	39
Shares issued under equity compensation plans		1	—	7	—	—	(28)	24	4	—	4
Redemption of direct capital instrument		—	—	—	—	—	—	(57)	(57)	(490)	(547)
Aggregate tax effect		—	—	—	—	—	—	19	19	—	19
Balance at 31 December		737	200	1,172	735	9,768	65	3,137	15,814	892	16,706

For the year ended 31 December 2013

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instruments and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132
Profit for the year		—	—	—	—	—	—	602	602	—	602
Other comprehensive income		—	—	—	—	2,108	—	(2)	2,106	—	2,106
Total comprehensive income for the year		—	—	—	—	2,108	—	600	2,708	—	2,708
Dividends and appropriations	13	—	—	—	—	—	—	(538)	(538)	—	(538)
Employee trust shares distributed in the year		—	—	—	—	—	—	(33)	(33)	—	(33)
Reserves credit for equity compensation plans		—	—	—	—	—	37	—	37	—	37
Shares issued under equity compensation plans		—	—	—	—	—	(43)	47	4	—	4
Aggregate tax effect		—	—	—	—	—	—	22	22	—	22
Balance at 31 December		736	200	1,165	735	8,902	54	3,158	14,950	1,382	16,332

For the year ended 31 December 2012

	Note	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Investment valuation reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity £m	Direct capital instruments and fixed rate tier 1 notes £m	Total equity £m
Balance at 1 January		726	200	1,173	735	4,414	86	3,116	10,450	990	11,440
Profit for the year		—	—	—	—	—	—	616	616	—	616
Other comprehensive income		—	—	—	—	2,380	—	—	2,380	—	2,380
Total comprehensive income for the year		—	—	—	—	2,380	—	616	2,996	—	2,996
Dividends and appropriations	13	—	—	—	—	—	—	(847)	(847)	—	(847)
Shares issued in lieu of dividends		9	—	(9)	—	—	—	127	127	—	127
Employee trust shares distributed in the year		—	—	—	—	—	—	(44)	(44)	—	(44)
Reserves credit for equity compensation plans		—	—	—	—	—	42	—	42	—	42
Shares issued under equity compensation plans		1	—	1	—	—	(68)	74	8	—	8
Issue of fixed rate tier 1 notes		—	—	—	—	—	—	—	—	392	392
Aggregate tax effect		—	—	—	—	—	—	18	18	—	18
Balance at 31 December		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 117 to 129. The notes identified alphabetically on pages 244 to 248 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 136 to 239.

Statement of financial position

At 31 December 2014

		2014 £m	2013 £m
Assets
Non-current assets
Investments in subsidiaries	A	33,930	33,095
Investment in joint venture		208	177
Loans owed by subsidiaries	I	1,330	1,040
Deferred tax assets	C	201	205
Current tax assets	C	65	93
		35,734	34,610
Current assets
Loans owed by subsidiaries	I	388	42
Other amounts owed by subsidiaries	I	274	624
Other assets	D	18	347
Cash and cash equivalents		33	223
Total assets		36,447	35,846
Equity
Ordinary share capital	28	737	736
Preference share capital	31	200	200
Called up capital		937	936
Share premium account	28b	1,172	1,165
Merger reserve	E	735	735
Investment valuation reserve	E	9,768	8,902
Equity compensation reserve	E	65	54
Retained earnings	E	3,137	3,158
Direct capital instruments and fixed rate tier 1 notes	32	892	1,382
Total equity		16,706	16,332
Liabilities
Non-current liabilities
Borrowings	F	4,794	4,569
Loans owed to subsidiaries	I	10,366	563
Provisions		48	39
		15,208	5,171
Current liabilities
Borrowings	F	516	556
Loans owned to subsidiaries	I	—	9,975
Other amounts owed to subsidiaries	I	3,885	3,722
Other creditors		132	90
Total liabilities		19,741	19,514
Total equity and liabilities		36,447	35,846

Approved by the Board on 16 March 2015.

Thomas D. Stoddard

Chief Financial Officer

Company number: 2468686

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 117 to 129. The notes identified alphabetically on pages 244 to 248 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 136 to 239.

Statement of cash flows

For the year ended 31 December 2014

All the Company’s operating cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing and investing activities, the following items pass through the Company’s own bank accounts.

	2014 £m	2013 £m	2012 £m
Cash flows from investing activities
Sale/(purchase) of financial investments	290	(294)	—
Interest received	7	—	—
Net cash generated from/(used in) investing activities	297	(294)	—

Cash flows from financing activities
Funding provided from subsidiaries	597	1,283	887
New borrowings, net of expenses	2,382	2,137	2,200
Repayment of borrowings	(2,070)	(2,179)	(2,295)
Net advance/(repayment) of borrowings	312	(42)	(95)
Redemption of direct capital instrument	(547)	—	—
Proceeds from issue of fixed rate tier 1 notes, net of expenses	—	—	392
Preference dividends paid	(17)	(17)	(17)
Ordinary dividends paid[1]	(447)	(429)	(630)
Interest paid on direct capital instruments and fixed rate tier 1 notes	(88)	(92)	(73)
Interest paid on borrowings	(301)	(328)	(310)
Receipts under equity compensation plans	5	7	7
Treasury shares purchased for employee trusts	—	(32)	(32)
Proceeds from issue of ordinary shares	8	—	1
Net cash (used in)/generated from financing activities	(478)	350	130
Net (decrease)/increase in cash and cash equivalents	(181)	56	130
Cash and cash equivalents at 1 January	223	152	17
Exchange (losses)/gains on cash and cash equivalents	(9)	15	5
Cash and cash equivalents at 31 December	33	223	152
1	Ordinary dividends paid amounted to £449 million. £2 million of unclaimed and waived dividends has been set off against this above. See note 13 within the Group consolidated financial statements for further detail.

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 117 to 129. The notes identified alphabetically on pages 244 to 248 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 136 to 239.

Notes to the Company’s financial statements

A – Investments in subsidiaries

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2014 £m	2013 £m
Fair value as at 1 January	33,095	31,023
Movement in fair value	835	2,072
At 31 December	33,930	33,095

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 20 to the Group consolidated financial statements.

(ii) At 31 December 2014, the Company has two wholly owned subsidiaries, both incorporated in the UK. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc has preference shares listed on the London Stock Exchange. The principal subsidiaries of the Aviva Group at 31 December 2014 are set out in note 59 to the Group consolidated financial statements.

B – Statement of cash flows

Following a review of the classification of the cash flows, additional disclosure in respect of the receipts under equity compensation plans has been provided and comparative amounts have been amended from amounts previously reported. This has no impact on the total cash and cash equivalents balance.

C – Tax

(i) Tax credited to the income statement

The total tax charge comprises:

	2014 £m	2013 £m	2012 £m
Current tax
For this year	(64)	(84)	(46)
Prior year adjustments	(7)	(7)	(6)
Total current tax	(71)	(91)	(52)
Deferred tax
Origination and reversal of temporary differences	4	(49)	(180)
Changes in tax rates or tax laws	—	24	—
Total deferred tax	4	(25)	(180)
Total tax credited to income statement	(67)	(116)	(232)

(ii) Tax charged/(credited) to other comprehensive income

No tax was charged or credited to other comprehensive income in 2014, 2013 or 2012.

(iii) Tax credited to equity

Tax credited to equity comprises £19 million (2013: £22 million; 2012: £18 million) in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes.

(iv) Tax reconciliation

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2014 £m	2013 £m	2012 £m
Profit before tax	496	486	384
Tax calculated at standard UK corporation tax rate of 21.5% (2013: 23.25%; 2012: 24.5%)	107	113	94
Adjustment to tax charge in respect of prior years	(5)	(7)	(6)
Non-assessable dividend income	(252)	(337)	(388)
Disallowable expenses	9	13	76
Non-taxable loss on settlement of intra-group loan	—	17	—
Movement in deferred tax not recognised	(2)	—	(118)
Different local basis of tax on overseas profits	2	—	—
Change in future local statutory tax rates	—	32	4
Losses surrendered intra-group for nil value	74	53	106
Total tax credited to income statement	(67)	(116)	(232)

UK legislation was substantively enacted in July 2013 to reduce the main rate of corporation tax from 23% to 21% from 1 April 2014, resulting in an effective rate for the year ended 31 December 2014 of 21.5%. A further reduction to 20% was also enacted with effect from 1 April 2015.  The 20% rate has been used in the calculation of the Company’s deferred tax assets and liabilities as at 31 December 2014.

(v) Deferred tax

A deferred tax asset of £201 million (2013: £205 million), principally arising in respect of deferred interest has been recognised at 31 December 2014 at 20%. The Company has unrecognised temporary differences of £45 million (2013: £54 million) to carry forward indefinitely against future taxable income.

(vi) Current tax assets

Current tax assets recoverable in more than one year are £65 million (2013: £93 million).

D – Other assets

In 2013, other assets included financial investments of £297 million, made up of UK Government Bonds which were subsequently sold during 2014. These financial investments were valued as Level 1 in the fair value hierarchy described in note 20 to the Group consolidated financial statements and were classified as other than trading as described in note 24.

E – Reserves

	Merger Reserve £m	Investment valuation reserve £m	Equity- compensation reserve £m	Retained earnings £m
Balance at 1 January 2012	735	4,414	86	3,116
Arising in the year:
Profit for the year	—	—	—	616
Fair value gains on investments in subsidiaries and joint ventures	—	2,126	—	—
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	—	254	—	—
Dividends and appropriations	—	—	—	(847)
Reserves credit for equity compensation plans	—	—	42	—
Shares issued in lieu of dividends	—	—	—	127
Trust shares distributed in the year	—	—	—	(44)
Issue of share capital under equity compensation scheme	—	—	(68)	74
Aggregate tax effect	—	—	—	(18)
Balance at 1 January 2013	735	6,794	60	3,060
Arising in the year:
Profit for the year	—	—	—	602
Fair value gains on investments in subsidiaries and joint ventures	—	2,108	—	—
Remeasurements of pension schemes	—	—	—	(2)
Dividends and appropriations	—	—	—	(538)
Reserves credit for equity compensation plans	—	—	37	—
Trust shares distributed in the year	—	—	—	(33)
Issue of share capital under equity compensation scheme	—	—	(43)	47
Aggregate tax effect	—	—	—	22
Balance at 31 December 2013	735	8,902	54	3,158
Arising in the year:
Profit for the year	—	—	—	563
Fair value gains on investments in subsidiaries and joint ventures	—	866	—	—
Remeasurements of pension schemes	—	—	—	(1)
Dividends and appropriations	—	—	—	(551)
Reserves credit for equity compensation plans	—	—	39	—
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(28)	24
Redemption of direct capital instrument	—	—	—	(57)
Aggregate tax effect	—	—	—	19
Balance at 31 December 2014	735	9,768	65	3,137

Tax of £19 million (2013: £22 million; 2012: £18 million) is deductible in respect of coupon payments of £88 million (2013: £92 million; 2012: £73 million) on the direct capital instruments and fixed rate tier 1 notes.

Details of the Merger reserve are given in the Group consolidated financial statements, note 33.

The remeasurement of pension schemes relates to a small unfunded defined benefit scheme which is closed to new entrants.

F – Borrowings

The Company’s borrowings comprise:

	2014 £m	2013 £m
Subordinated debt	4,594	4,370
9.5% guaranteed bonds 2016	200	199
Commercial paper	516	556
	5,310	5,125

Maturity analysis of contractual undiscounted cash flows:

			2014			2013
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	516	304	820	556	314	870
1 - 5 years	200	1,149	1,349	200	1,204	1,404
5 - 10 years	—	1,340	1,340	242	1,348	1,590
10 - 15 years	1,188	1,322	2,510	—	1,341	1,341
Over 15 years	3,442	2,924	6,366	4,165	2,950	7,115
Total contractual undiscounted cash flows	5,346	7,039	12,385	5,163	7,157	12,320

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £72 million (2013: £73 million).

F – Borrowings continued

The fair value of the subordinated debt at 31 December 2014 was £5,188 million (2013: £4,707 million), calculated with reference to quoted prices. The fair value of the 9.5% guaranteed bonds 2016 at 31 December 2014 was £223 million (2013: £236 million), calculated with reference to quoted prices. The fair value of the commercial paper is considered to be the same as its carrying value.

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

The fair values of the subsidiaries and joint ventures are estimated using applicable valuation models, underpinned by the Company’s market capitalisation. This uses the Company’s closing share price at year end. Given that the key input into the valuation model is based on an observable current share price, and therefore sensitive to movements in that price, the valuation process is not sensitive to non-observable market assumptions.

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

The effect of a 100 basis point increase/decrease in interest rates on floating rate loans due to and from subsidiaries and on refinancing short term commercial paper as it matures would be a decrease / increase in profit before tax of £100 million (2013: decrease / increase of £109 million). The net asset value of the Company’s financial resources is not materially affected by fluctuations in interest rates.

Currency risk

The Company’s direct subsidiaries are exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 55.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in Euros. However, most of these borrowings have been on-lent to a subsidiary which holds investments in Euros, generating the net investment hedge described in the Group consolidated financial statements, note 56(a).

Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The Company’s main sources of liquidity are liquid assets held within the Company and its subsidiary Aviva Group Holdings Limited (AGH), and dividends received from the Group’s insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Company maintains significant undrawn committed borrowing facilities (£1,550 million) from a range of leading international banks to further mitigate this risk.

Maturity analysis of external borrowings and amounts due to and by subsidiaries are provided in notes F and I respectively.

I – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

Maturity analysis	2014 £m	2013 £m	2012 £m
Within 1 year	388	42	1,240
1 – 5 years	1,136	832	446
Over 5 years	194	208	608
Total	1,718	1,082	2,294

I – Related party transactions continued

Loans owed to subsidiaries

Maturity analysis of contractual undiscounted cash flows:			2014			2013			2012
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	—	132	132	9,975	218	10,193	794	336	1,130
1 – 5 years	10,366	264	10,630	563	34	597	11,333	506	11,839
Over 5 years	—	—	—	—	—	—	1,820	83	1,903
Total	10,366	396	10,762	10,538	252	10,790	13,947	925	14,872

Other related party balances comprise dividends and interest receivable and payable, as well as intercompany balances for fees and other transactions in the normal course of business.

During the year the facility with General Accident plc was renewed, giving a total loan principal of £10,210 million with a maturity date of December 2017.

Dividends, loans, interest

Services provided to related parties

		2014		2013		2012
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Subsidiaries	1,232	1,992	1,553	1,706	1,692	5,313

The Company incurred expenses in the year of £179,000 (2013: £130,000; 2012: £120,000) representing audit fees paid by the Company on behalf of subsidiaries. The Company did not recharge subsidiaries for these expenses.

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

Services provided by related parties

		2014		2013		2012
	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m	Expense incurred in year £m	Payable at year end £m
Subsidiaries	258	14,251	326	14,260	402	17,516

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

J – Subsequent event

Refer to note 4(a) for further details on the proposed acquisition of Friends Life.

Additional disclosures for SEC

In this section
Exchange rate information	250
Record holders	250
Listing and markets	250
Major shareholders	250
Significant changes	250
General insurance and health claims reserves	251
IFRS critical accounting policies	255
Articles of Association	260
Exchange controls and other limitations affecting security holders	265
Taxation	265
Dividends and paying agents	267
Where you can find more information	267
Description of securities other than equity securities	268
Purchase of equity securities by Aviva plc and affiliated purchasers	269
Statement of differences from NYSE corporate governance practices	269
Legal proceedings	269
Employees	269
Controls and procedures	269
Code of ethics	270

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

Year ended 31 December
2010	1.5458
2011	1.6043
2012	1.6255
2013	1.5849
2014	1.6458

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2014	1.6644	1.6052
October 2014	1.6252	1.5875
November 2014	1.6023	1.5590
December 2014	1.5786	1.5486
January 2015	1.5590	1.4952
February 2015	1.5552	1.4989

On 13 March 2015, the closing exchange rate as quoted by Bloomberg was £1.00 = $1.4744.

Record holders

On 13 March 2015, 399,041 of the Company's ordinary shares, representing 0.01 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,182 ordinary shareholders of record in the United States. In addition, 33,304,064 ordinary shares, representing 1.13 per cent of the issued and outstanding ordinary shares of such date, were held by 21 registered American Depositary Receipt holders.

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

The following table sets forth, for the periods indicated, the reported highest and lowest closing prices for the Company’s ordinary shares on the London Stock Exchange and ADSs on the NYSE:

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2010	423.5	294.2	13.95	8.74
2011	477.9	275.3	15.80	8.60
2012	384.0	255.3	12.63	7.86
2013	449.7	294.1	15.15	9.05
2014	539.0	436.7	17.93	13.77

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2012	High	382.6	333.1	363.1	384.0	11.95	10.73	11.85	12.63
	Low	299.0	255.3	268.3	320.0	9.23	7.86	8.39	10.33
2013	High	388.4	346.5	419.8	449.7	12.63	10.78	13.61	15.15
	Low	296.2	294.1	342.5	407.5	9.09	9.05	10.44	13.26
2014	High	523.5	534.0	535.5	539.0	16.85	17.94	17.94	16.76
	Low	436.7	487.8	483.2	463.9	13.77	15.91	16.30	14.50

Ordinary shares (pence)	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015
High	535.5	521.0	539.0	507.0	540.5	551.0
Low	516.0	476.1	507.0	463.9	463.3	528.0

Aviva ADS (US dollars)	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015
High	17.26	16.76	16.76	15.86	16.45	17.15
Low	16.66	15.24	15.90	14.50	14.05	16.03

Major shareholders

DTRs provide that a person or corporate entity that acquires an interest of 3% or more in Aviva ordinary shares is required to notify us of that interest, whether it is held beneficially or not. Any subsequent increase or decrease of 1% or more must also be notified. Similarly, a notification is required once the interest falls below 3%.

We have set out in the tables below the holdings of each major shareholder as notified to the Company under the DTRs or filed with the SEC as at the latest practicable date for the last three financial years. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

As at 13 March 2015	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	150,571,371	5.1%
BlackRock, Inc and its subsidiaries	190,285,115	over 5%

As at 21 March 2014	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	213,911,420	7.3%
BlackRock, Inc and its subsidiaries	147,549,063	over 5%
Legal & General Group plc	90,203,524	3.06%
The Capital Group Companies Inc	90,225,692	3.06%

As at 21 March 2013	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	196,288,968	6.80%
BlackRock, Inc and its subsidiaries	149,521,223	5.15%
Legal & General Group plc	110,128,385	3.98%

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2014	2013	2014	2013
Reinsured London Market business	2.1%	2.5%	10 years	12 years
Latent claims	0.16% to 2.75%	0.36% to 3.76%	6 to 15 years	6 to 15 years
Structured settlements	2.0%	2.8%	35 years	35 years

The gross outstanding claims provision before discounting was £10,326 million (2013: £10,914 million) and after discounting was £9,876 million (2013: £10,298 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

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

During 2014, the Group has seen a reduction in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for Non-life claims at 31 December 2014 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country. The adequacy of loss reserves is assessed and reported locally and is aggregated and reported to the Chief Financial Officer (CFO) on a quarterly basis.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see ”Financial statements IFRS – note 38 – Insurance liabilities”. The effect on profit of changes in the main assumptions for the general insurance and health business can be found within “Financial statements IFRS – note 42 – Effect of changes in assumptions and estimates during the year”.

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

At 31 December 2014, the total reinsurance asset recoverable in respect of life, general and health insurance was £7,958 million, representing 3.4% of the total gross technical provisions of £230,690 million. In respect of premium income written during 2014, £1,614 million was ceded to reinsurers, representing 7.4% of the total gross written premium of £21,670 million.

The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group Asset Liability Management (ALM) and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group Asset Liability Committee (ALCO) and the Board Risk Committee as appropriate.

Our largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2014, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £2,048 million.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk can be found within “Financial statements IFRS – note 55 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2005 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2014. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. The year-end balances in the tables should not be added as they include amounts in respect of both the current and prior years.

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

31 December	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m	2014 £m
Initial net reserves per statement of financial position	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134	8,779
Effect of discounting	204	223	216	447	451	501	302	293	373	290
Initial net reserves for unpaid losses and LAE	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507	9,069
Initial retroceded reserves	2,159	2,050	1,946	2,020	2,072	1,973	1,742	1,411	1,407	1,257
Initial gross reserves for unpaid losses and LAE	13,136	13,061	13,439	15,061	13,576	13,179	11,420	11,004	10,914	10,326

Paid (cumulative) as of:
One year later	3,327	3,433	4,017	4,474	3,645	4,579	3,421	2,922	2,992
Two years later	4,925	5,053	5,836	6,462	6,274	6,673	5,034	4,548
Three years later	6,111	6,275	7,190	8,535	7,939	7,905	6,237
Four years later	7,057	7,240	8,470	9,917	8,856	8,834
Five years later	7,792	8,087	9,494	10,555	9,547
Six years later	8,449	8,875	9,905	11,095
Seven years later	9,047	9,170	10,300
Eight years later	9,268	9,476
Nine years later	9,538

Reserve re-estimated as of:
One year later	12,667	12,146	13,349	14,653	13,380	13,110	11,368	10,945	10,646
Two years later	11,992	12,114	13,149	14,505	13,213	13,156	11,470	10,763
Three years later	12,007	12,006	13,086	14,343	13,314	13,262	11,317
Four years later	12,013	11,956	12,974	14,509	13,445	13,143
Five years later	11,952	11,893	13,178	14,643	13,337
Six years later	11,867	12,069	13,308	14,498
Seven years later	12,046	12,260	13,223
Eight years later	12,226	12,180
Nine years later	12,144

Cumulative redundancy/(deficiency)	992	881	216	563	239	36	103	241	268
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated gross loss development for the last ten individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided within “Financial statements IFRS – note 38 – Insurance liabilities”.

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m	2014 £m
Initial net reserves per statement of financial position	10,773	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134	8,779
Effect of discounting	204	223	216	447	451	501	302	293	373	290
Initial net reserves for unpaid losses and LAE	10,977	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507	9,069

Paid (cumulative) as of:
One year later	3,030	3,221	3,783	4,267	3,386	4,232	2,811	2,728	2,726
Two years later	4,452	4,674	5,485	6,041	5,773	5,779	4,310	4,158
Three years later	5,476	5,795	6,647	7,900	6,908	6,896	5,344
Four years later	6,317	6,595	7,771	8,751	7,734	7,658
Five years later	6,888	7,315	8,306	9,346	8,259
Six years later	7,427	7,643	8,695	9,723
Seven years later	7,665	7,924	8,943
Eight years later	7,885	8,104
Nine years later	8,029

Reserve re-estimated as of:
One year later	10,368	10,115	11,334	12,480	11,264	11,112	9,425	9,456	9,270
Two years later	9,728	10,055	10,959	12,269	11,076	10,999	9,494	9,316
Three years later	9,733	9,786	10,848	12,104	11,033	11,025	9,393
Four years later	9,752	9,678	10,744	12,118	11,090	10,953
Five years later	9,483	9,628	10,804	12,205	11,041
Six years later	9,420	9,679	10,920	12,116
Seven years later	9,525	9,867	10,875
Eight years later	9,711	9,832
Nine years later	9,672

Cumulative redundancy/(deficiency)	1,305	1,179	618	925	463	253	285	277	237
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided under “Financial statements IFRS – Note 38 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2005. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2014 were £984 million (2013: £976 million). The movement in the year reflects reclassification from other commercial liability provisions of £65 million partly offset by favourable claims development of £12 million in the UK (2013: £5 million strengthening), other decreases in undiscounted provisions of £12 million (2013: £2 million), claim payments net of reinsurance recoveries and foreign exchange rate movements.

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

During 2003 reserve strength was significantly increased, and has been maintained by establishing strong reserves for each new year. This has resulted in the reserve releases shown above.

Following the partial disposal on 6 May 2011, Delta Lloyd was not consolidated in the loss reserve development tables shown above for financial years 2011 onwards. The Group disposed of its remaining share of Delta Lloyd during 2013.

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves as at 31 December 2012 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

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

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2014 £m	2013 £m	2012 £m
Initial net reserves per statement of financial position	736	648	684
Effect of discounting	248	328	319
Initial net reserves for unpaid losses and LAE	984	976	1,003
Initial retroceded reserves	594	682	670
Initial gross reserves for unpaid losses and LAE	1,578	1,658	1,673

Paid (cumulative) as of:
One year later		57	25
Two years later			82

Reserve re-estimated as of:
One year later		1,637	1,685
Two years later			1,664

Cumulative redundancy/(deficiency)		21	9

The following table presents the development of our A&E reserves after reinsurance measured on an IFRS basis.

31 December	2014 £m	2013 £m	2012 £m
Initial net reserves per statement of financial position	736	648	684
Effect of discounting	248	328	319
Initial net reserves for unpaid losses and LAE	984	976	1,003

Paid (cumulative) as of:
One year later		38	28
Two years later			66

Reserve re-estimated as of:
One year later		1,023	1,006
Two years later			1,053

Cumulative redundancy/(deficiency)		(47)	(50)

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

Item	Accounting policy	IFRS Note
Insurance and participating investment contract liabilities	G & L	38, 39, 40, 42 & 43
Goodwill, AVIF and intangible assets	O	14 & 15
Fair values of financial investments	F & T	20 & 24
Impairment of financial investments	T	21, 24 & 55
Fair value of derivative financial instruments	F & U	20, 24 & 56
Deferred acquisition costs and other assets	X	26
Provisions and contingent liabilities	AA	45 & 50
Pension obligations	AB	46
Deferred income taxes	AC	11 & 44

Additional information on Investments

For an overview of our investments, see “Performance review – Analysis of investments”. See “IFRS Financial statements – Note 20 – Fair value methodology” for further details on fair value methodology.

The fair values of financial investments are primarily based on prices obtained from third parties, using market standard valuation methodologies based on observable market data where possible.

Valuations obtained from third party sources are often the proprietary information of the third party provider, and therefore, while the third party providers may discuss with us their methodologies and sources of inputs, we are unable to re-perform their valuations. However, these valuations are subject to a number of monitoring controls, which include, but are not limited to reviewing the bid/ask spreads to assess activity, stale price reviews and determination of the observability of inputs used in estimating fair values. Where we believe uncertainty exists over the reliability of the third party valuation, we validate third party valuations against other third party pricing providers, broker quotes or our own internal models.

Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, we believe that changing one or more of the assumptions for reasonably possible alternative assumptions would not change fair value significantly. Sensitivity analysis for Level 3 investments is detailed in ‘IFRS Financial Statements – note 20(f) – Fair Value Methodology”.

The fair values of our financial investments are subject to market risk and credit risks, primarily interest rate, equity price, property price and foreign currency exchange risks. “IFRS Financial statements – note 55 – Risk Management” provides disclosure and discussion of the impact of changes in market assumptions and information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Fixed maturity securities – Valuation techniques

The table below provides an analysis at 31 December 2014 of debt securities by pricing source.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	75,078	44,613	8,834	128,525
Internal models	—	661	2,475	3,136
	75,078	45,274	11,309	131,661

The majority of our fixed maturity securities are valued based on the prices obtained from third parties. Variations in the proportion of securities classified as Levels 1, 2 and 3 in different countries reflect different valuation sources used and different levels of liquidity. 92% of Level 2 fixed maturity securities are held by our businesses in the UK and Ireland, France and Canada, of which the UK and Ireland represent 76%. 99% of Level 3 fixed maturity securities are held by our businesses in France and the UK.

Valuations sourced from third parties

Valuations obtained from third party sources, classified as Level 1, are unadjusted.

Structured bond-type and non-standard products held by our business in France amounting to £7.4 billion and bonds held by our UK Life business of £1.0 billion, are valued either using counterparty or third-party broker quotes. Where possible, they are validated against internal or third-party models. They have been classified as Level 3 because either (i) the third-party model included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2014, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.

Internal valuations models

In our UK Life business, we used internal models to value private placement notes of £1.8 billion at 31 December 2014 where the credit spread inputs have been derived internally. These inputs have been deemed unobservable and as a result the notes have been classified as Level 3.

A collateralised loan obligation of £0.4 billion, held by our UK business, was also valued using an internally developed cash flow model with inputs that are considered to be unobservable and therefore classified as Level 3.

Adjustments for credit and liquidity risk

Our internal models and the models used by third-party pricing vendor services incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observable market information, where available. These models also incorporate liquidity premiums by adjusting the market spread above the yield curve for the appropriate amount of liquidity risk for each issuer, based on observable market information, where available.

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2014 of equity securities by pricing source.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	35,460	—	120	35,580
Internal models	—	—	39	39
	35,460	—	159	35,619

Valuations obtained from third party sources, classified as Level 1 above, are unadjusted.

Equity securities classified as Level 3 are principally direct private equity investments held by our French business. Level 3 valuations are based on third-party independent appraisals, or where internally modelled, are based on discounted cash flow approach and valuation multiples, using public and internal management information that is deemed to be unobservable.

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2014 of other investments by pricing source.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	25,139	7,150	2,191	34,480
Internal models	—	3	875	878
	25,139	7,153	3,066	35,358

Valuations obtained from third party sources, classified as Level 1 above, are unadjusted.

Other investments classified as Level 2 principally relate to derivative financial instruments amounting to £3.7 billion and unit trusts and other investment vehicles amounting to £3.1 billion.

All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models where possible, or source prices from a third-party vendor and corroborate these prices to non-binding broker quotes. Credit risk is considered in the valuation but the presence of collateral usually mitigates any non-performance risk related to the derivatives. Refer to ‘IFRS Financial Statements – note 57 - Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements” for further details regarding the net credit exposures related to derivatives. Unit trust and other investment vehicles classified as Level 2 are valued based on third party sources supported by observable market data.

Other investments classified as Level 3 include external hedge funds held by businesses in the UK and France amounting to £1.4 billion and property funds amounting to £0.3 billion. In valuing its interest in hedge funds and property funds, the Group utilises net asset values or valuations received from fund managers, which are based on the market value of the underlying fund assets. In certain instances, the market values of the underlying assets may be determined by the hedge fund managers using internal, proprietary models.

In addition other investments classified as Level 3 include private equity investment funds of £0.8 billion held within our UK Life business. These funds are valued using internal models based on investment valuation reports received from fund managers, and significantly adjusted for items such as subsequent draw downs and distributions between the date of the report and the balance sheet date.

Loans – Valuation techniques

The table below provides an analysis at 31 December 2014 of loans carried at fair value by pricing source.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	49	180	229
Internal models	—	3,846	16,820	20,666
	—	3,895	17,000	20,895

The majority of our loans carried at fair value are valued using internal models. These loans in our UK Life business include:

Commercial property and healthcare property mortgages of £10.4 billion are valued using a Portfolio Credit Risk Model (PCRM) which calculates a Credit Risk Adjusted Value (CRAV) for each mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve and global assumption for the liquidity premium. The liquidity premium is deemed to be non-market observable and therefore these loans are classified as Level 3 in the fair value hierarchy.

Equity release and securitised mortgage loans amounting to £6.5 billion are valued using internal models. Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium. £5.9 billion of these mortgage loans are classified as Level 3 where these inputs are not deemed to be market observable.

Public Finance Initiative mortgages of £3.2 billion are valued using a discounted cash flow model, with contractual loan cash flows discounted at a risk free rate plus a margin based on observable new business reinvestment margins; these are classified as Level 2 in the fair value hierarchy.

Non-recourse loans of £0.5 billion are bespoke arrangements with no direct market price, and are valued using a discounted cash flow model, considering the likelihood of counterparty default along with the performance of underlying collateral. A number of non-market observable inputs are used, including a liquidity premium, and these loans are classified as Level 3 in the fair value hierarchy.

Investment Property – Valuation techniques

The table below provides an analysis at 31 December 2014 of investment property carried at fair value, by pricing source.

	Fair value hierarchy
2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	—	8,925	8,925
Internal models	—	—	—	—
	—	—	8,925	8,925

Valuations sourced from third parties

Valuations obtained from third party sources, disclosed above, are unadjusted. In the UK, investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by local qualified staff of the Group or external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.

Duration and amount of unrealised losses on available-for-sale securities

	0 - 6 months		7 - 12 months		more than 12 months		Total
2014	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	9	—	11	—	17	(1)	37	(1)
Equity securities	—	—	—	—	3	—	3	—
Other investments	—	—	—	—	1	—	1	—
	9	—	11	—	21	(1)	41	(1)
20%-50% loss position:
Debt securities	—	—	—	—	3	(2)	3	(2)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Total
Debt securities	9	—	11	—	20	(3)	40	(3)
Equity securities	—	—	—	—	3	—	3	—
Other investments	—	—	—	—	1	—	1	—
	9	—	11	—	24	(3)	44	(3)
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—
Total (excluding assets held for sale)	9	—	11	—	24	(3)	44	(3)
1	Only includes AFS classified securities that are in an unrealised loss position.

	0 - 6 months		7 - 12 months		more than 12 months	Total
2013	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	25	—	9	—	279	(6)	313	(6)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	3	—	3	—
	25	—	9	—	282	(6)	316	(6)
20%-50% loss position:
Debt securities	—	—	—	—	3	(2)	3	(2)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Total
Debt securities	25	—	9	—	282	(8)	316	(8)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	3	—	3	—
	25	—	9	—	285	(8)	319	(8)
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—
Total (excluding assets held for sale)	25	—	9	—	285	(8)	319	(8)
1	Only includes AFS classified securities that are in an unrealised loss position.

Where factors specific to an issuer have resulted in an unrealised loss, we have considered whether the security is impaired and recognised an impairment charge where necessary.

The impairment expense during FY14 relating to AFS debt securities and other investments was £nil million (FY13: £12 million) and £2 million (FY13: £1 million) respectively. The AFS impairment expense in FY13 related to corporate bonds that were not yet in default but showed continued deterioration in market value from the previous impairment value.

At 31 December 2014, the AFS debt securities above were held by our businesses in France and Poland.

Receivables and other financial assets

We manage the credit quality of receivables and other financial assets at the level of each subsidiary entity. Each subsidiary entity reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced to the recoverable amount and a corresponding impairment charge is recognised in the income statement.

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

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 to designate investment contracts of £50,013 million (2013: £48,140 million) and securitised borrowings of £1,372 million (2013: £1,313 million) as fair value through profit or loss, as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition, IFRS requires us to fair value derivative liabilities of £3,481 million (2013: £2,251 million) through profit or loss.

Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed life and annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:

■	In the case of derivative contracts they are mostly fully collaterised;
■	In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default; and
■	In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

Articles of Association

The Company adopted a new set of Articles of Association with effect from the conclusion of the annual general meeting (“AGM”) held on 3 May 2012. The following is a summary of the rights of the holders of our shares and of certain significant provisions of our Articles of Association and relevant laws and regulations of various regulatory bodies. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our Articles of Association. A complete copy of our Articles of Association can be obtained from our website on www.aviva.com/investor-relations/corporate-governance/articles-of-association.

The deposit agreement between us, Citibank N.A. and the registered holders from time to time of the ADSs, will govern the rights of holders of ADSs as described in “Description of securities other than equity securities” below. You should be aware that these rights are different from the rights of the holders of our ordinary shares.

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

Powers of our Board and election of directors

Our Board manages the business and affairs of the Company. However, our shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to our Articles of Association. At every AGM, all the directors will be subject to re-election as provided in the UK Corporate Governance Code.

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

Directors’ interests

Section 175 of the UK Companies Act 2006 (the Act) states that a director of a company must avoid a situation in which the director has a direct or indirect interest that conflicts with the interests of the company. However, in accordance with that legislation, and as provided by the Articles of Association, the Board may authorise any matter proposed or declared to it which would, if not so authorised, have resulted in the director being in breach of that duty.

Section 177 of the Act provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to us or any of our subsidiaries must declare the nature of his interest at a meeting of our Board. In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of our Board at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of our Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of our Board held after the director becomes so interested.

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

Forfeiture of shares

If the whole or any part of any call or instalment of a call in regard to a share is not paid by the date fixed for payment, our Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the shareholder in whose name the share is registered requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued by reason of such Non-payment.

Should the notice not be complied with, the Board may resolve that the shares in respect of which the notice was given shall be forfeited.

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

Equity share capital – rights of purchase and redemption

Under English law, a company may issue redeemable shares if authorised by its Articles of Association and subject to the conditions stated therein. Our Articles of Association authorise the issue of redeemable shares. Although our cumulative irredeemable preference shares are not subject to redemption like our ordinary shares, our Articles of Association permit the purchase of our own shares and we may purchase our cumulative irredeemable preference shares. An English company may purchase its own shares, including any redeemable shares, if so authorised by its Articles of Association and provided that the purchase must be previously approved by a general or specific ordinary resolution of its shareholders in the case of an on-market purchase (although the Investment Association prefers a special resolution), or a special resolution in the case of an off-market purchase. The shares may be redeemed or repurchased only if fully paid and, in the case of public companies such as us, only out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase or redemption.

As with many other companies listed on the Official List of the UK Listing Authority, we regularly seek authority at AGMs to approve on-market purchases of our ordinary shares subject to specified limitations. When a company purchases its own shares wholly out of profits, an amount equal to the nominal amount of the shares purchased and subsequently cancelled must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable by the company on purchase of its shares in excess of the par value may be paid out of the proceeds of a new issue of shares up to an amount equal to whichever is the lesser of (i) the aggregate of the original premiums received by the company on the issue of those shares or (ii) the amount of the company’s share premium account as at the time of the repurchase, including any sum transferred to that account in respect of premiums on the new issue. The UK Listing Authority usually requires that on-market purchases of 15% or more of a company’s equity share capital pursuant to a general shareholder authority must be made through either a tender or partial offer to all shareholders (or to all shareholders of the relevant class), and in the case of a tender offer, at a stated maximum or fixed price. Purchases pursuant to a general shareholder authority below the 15% threshold may be made through the market in the ordinary way, provided that the price is not more than 5% above the average of the market value of the company’s shares for the five business days before the purchase date.

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

General meetings

We hold an AGM within six months following our accounting reference date. English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Our Articles of Association require that we hold a general meeting annually to declare dividends, to receive and consider the statutory accounts and the reports by the auditor and the directors, to elect directors, approve the appointment and remuneration of the auditor and approve the Directors’ remuneration report. The quorum required for a general meeting is ten shareholders present in person or by proxy.

Convening and notice of meetings

Our Board may convene a general meeting as our AGM. Our Board may convene a general meeting whenever it thinks fit. The time and place of any AGM or other general meeting called by our Board shall be decided by our Board.

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

Our Board will call any AGM by at least twenty one days' notice in accordance with our Articles of Association. Any other general meeting will be called by at least fourteen days’ notice also in accordance with our Articles of Association. The notice period calculation under our Articles of Association excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by our Articles of Association to the auditor, the directors and to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by such shareholder in respect of all shares held by such shareholder.

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

Voting

Under English law, the voting rights of shareholders are governed by the Company’s Articles of Association, and are subject to the statutory rights of shareholders, including the right to demand a poll. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote. On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held. Subject to any special rights or restrictions attached to any class of shares and to the provisions of our Articles of Association, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each Ordinary Share of 25 pence each held by such shareholder. A person entitled to more than one vote on a poll need not use all his or her votes or cast all his or her votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling New Preference Shares and Euro New Preference Shares. Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

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

A copy of our annual accounts and reports is, not less than twenty-one clear days before the date of the AGM, sent or supplied to every shareholder and to every holder of debentures or debenture or loan stock and every person entitled to receive notice of general meeting. The required number of printed copies of every such document is at the same time sent to the London Stock Exchange and to any other stock exchange which has granted a quotation for, or a listing of, any of the shares, as required by their regulations.

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

The basic disclosure requirement under English law and the DTRs promulgated by the FCA imposes an obligation on a person to notify the FCA and us of the percentage of the voting rights in Aviva such person holds or controls directly or indirectly. The DTRs set out the circumstances in which an obligation of disclosure arises as well as certain exemptions from those obligations for specified persons. This obligation is triggered if the percentage of voting rights reaches, exceeds or falls below three percent and any subsequent whole percentage figure as a result of an acquisition or disposal reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to our shares. The DTRs also deal with the disclosure by certain persons including directors, of interests in shares of the listed companies of which they are directors, and in derivatives and other financial instruments relating to those shares. We may, under English law require a person that we know or have cause to believe is or was during the three years preceding the date of notice interested in our shares to indicate whether or not that is the case and to provide certain information as is permitted under the law.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Exchange controls and other limitations affecting security holders

So far as the company is aware, other than requirements to report designated events and transactions under sanctions and other laws in effect from time to time, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to Non-UK residents or to US holders of our securities except as otherwise set forth in “–Taxation” below. There are no limitations under our Articles of Association restricting voting or shareholding.

Taxation

This section discusses certain material US federal income tax and UK tax consequences to a US Holder that owns Aviva ordinary shares and ADSs.

For the purposes of this description, a “US Holder” includes any beneficial owner of the Aviva ordinary shares or ADSs that is, for US federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or organised under the laws of any state thereof, or the District of Columbia; or
•	an estate the income of which is subject to US federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for US federal income tax purposes.

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

UK Taxation of Capital Gains

Subject to the comments in the following paragraph (‘temporary not resident’), a holder of Aviva ordinary shares or ADSs who, for UK capital gains tax purposes, is considered not resident in the UK will not be liable for UK taxation on capital gains realised on the disposal of Aviva ordinary shares or ADSs unless at the time of the disposal:

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

However, a holder of Aviva ordinary shares or ADSs acquired before leaving the UK and who is considered a ‘temporary not resident’ individual, will continue to be liable to UK Capital Gains Tax on disposal of these shares or ADSs following leaving the UK. This applies where the following four conditions are satisfied:

•	the individual has become resident in the UK for at least some part of a tax year and is not Treaty Non-resident (‘referred to as the year of return’);
•	the individual was previously resident and not Treaty Non-resident at some earlier time before he became not resident (referred to as the year of departure’);
•	there are fewer than five complete tax years between the year of departure from and year of return to the UK. These years are referred to as intervening years;
•	the individual was resident and not Treaty Non-resident in the UK for any part of at least four out of the seven tax years before the year of departure.

Where this applies, gains and losses which arise in a tax year during the whole of which an individual was considered not resident in the UK (an intervening year) are treated as arising, and therefore taxed or allowable, in the year of return. Strictly, if you leave or arrive in the UK part way through a tax year then because you were resident for part of the tax year you can be taxed on all gains which arise in that year, even if you were not resident in the UK when the gains arose. Subject to certain conditions, ‘Split year’ treatment allows gains which arise after you cease to be resident, or before you become resident, not to be taxed. This applies only to the tax year in which you arrive in or depart from the UK.

Different countries may have different fiscal years and residency rules, so an individual may be resident in the UK under its domestic law as well as resident in another country under its laws. Where an individual is a resident of both countries, the Double Taxation Agreement between the countries will provide tie-breaker rules to enable residence for the purposes of the agreement to be determined. If the tie-breaker rules determine the residence to be in the other country for a period, this is a period of Treaty Non-residence in the UK.

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

Where you can find more information

As a result of filing a registration statement with respect to our ADSs and ordinary shares, we are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. You may read and copy this information at the following location: Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room and are available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Our ADSs are listed on the NYSE, and consequently, our periodic reports and other information filed by us with the SEC can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, and on the NYSE’s website at http://www.nyse.com.

We also file reports and other documents with the London Stock Exchange. This information may be viewed on the London Stock Exchange’s website at http://www.londonstockexchange.com and is also available for public inspection on the National Storage Mechanism at http://www.morningstar.co.uk/uk/NSM. All reports and other documents filed with the London Stock Exchange are also published on our website at http://www.aviva.com.

Description of securities other than equity securities

The ordinary shares underlying our “ADSs” were registered under the Exchange Act in October 2009. The ADSs are represented by “ADRs” for trading on the NYSE under the symbol “AV”. One ADR represents two ordinary shares.

Fees and expenses for ADS holders

ADS holders are required to pay the following fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US 5c per ADS issued
Cancellation of ADSs	Up to US 5c per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US 2c per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US 5c per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US 5c per ADS held
Depositary Services	Up to US 5c per ADS held on the applicable record date(s) established by the Depositary

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in England and Wales (i.e., upon deposit and withdrawal of ordinary shares);
•	Expenses incurred for converting foreign currency into US dollars;
•	Expenses for cable, telex and fax transmissions and for delivery of securities;
•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit);
•	Fees and expenses incurred in connection with compliance with exchange control regulations or other regulatory requirements applicable to the ordinary shares; and
•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Depositary payment to Aviva plc

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. In respect of the year from 1 January 2014 to 31 December 2014, we received from the depositary bank sums totaling US$594,516.72 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our AGM, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

The depositary bank has agreed to reimburse us for expenses as they occur in the future that are related to establishment and maintenance expenses of the ADR programme. The depositary bank has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing for the AGM, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘‘affiliated purchasers’’ (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act of Aviva’s ordinary shares or ADSs for the year ended 31 December 2014.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	216,049	4.77	n/a	n/a
February	231,127	4.63	n/a	n/a
March	236,691	5.24	n/a	n/a
April	629,797	5.05	n/a	n/a
May	257,795	5.23	n/a	n/a
June	151,818	5.29	n/a	n/a
July	234,326	4.96	n/a	n/a
August	222,589	5.00	n/a	n/a
September	184,621	5.27	n/a	n/a
October	234,760	4.95	n/a	n/a
November	268,507	5.27	n/a	n/a
December	257,350	4.79	n/a	n/a
1	The shares listed in this column were acquired by employee benefit trusts or nominees during the year to satisfy future obligations to deliver shares under the Company’s executive and employee share plans.
2	This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

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

The Company’s statement of differences is set out in the Governance section of this report.

Legal proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “Financial Statements – note 50 – Contingent liabilities and other risk factors”.

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

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group CEO and CFO, the effectiveness of the disclosure controls and procedures as at 31 December 2014. Based upon Aviva’s evaluation, the Group CEO and CFO concluded that, as of 31 December 2014, Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorisation of management and directors of Aviva Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Aviva Group’s assets that could have a material effect on the financial statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2014 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework (2013)’. Based on its assessment, management concluded that, as at 31 December 2014, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria. The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 116.

Changes in internal control over financial reporting

There have been no changes in Aviva Group’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, Aviva Group’s internal control over financial reporting. See the Audit Committee report for further details.

Code of ethics

The Company has adopted a Code of Ethics for Senior Management (Ethics Code), including the Board, the Group Executive and the Group Chief Accounting Officer as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no waivers from the Ethics Code relating to any of those officers during the year. The Ethics Code was amended in October 2014 to make a number of other administrative amendments. The current Ethics Code can be found on the website at http://www.aviva.com/investor-relations/corporate-governance/code-ethics/ and copies may be obtained free of charge from the Group Company Secretary at the Company’s registered office address. The Ethics Code is exhibited to this Form 20-F.

Other information

In this section
Glossary	272
Signatures	274
Exhibits	275

Glossary

Product definitions

Annuity

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

Deferred annuity

An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Equity Release

Equity Release Mortgages allow a homeowner to receive a lump sum in return for a mortgage secured on their house. No interest is payable on the loan; instead, interest is rolled-up on the loan and the loan and accrued interest are repayable at redemption (upon death or moving into long term care).

General insurance

Also known as Non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage to the property of others.

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

Big Data

Large volumes of data which are a valuable source of information used to identify customer behaviours.

Cash remittances

Dividends paid by our operating businesses to the Group.

Deferred acquisition costs (DAC)

The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Excess centre cash flow

A measure of excess cash flow at the Group centre holding companies level, calculated by deducting operating expenses and debt financing costs paid by the Group centre holding companies from cash remitted by business units to the Group centre holding companies. It therefore differs from the Group and parent company operating cash flows on an IFRS basis.

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

Independent Financial Advisers (IFAs)

A person or organisation, authorised under the FCA, to give advice on financial matters.

International financial reporting standards (IFRS)

These are accounting regulations designed to ensure comparable financial statements preparation and disclosure issued by the International Accounting Standards Board (IASB), and are the standards that all publicly listed companies in the European Union are required to use.

Adjusted operating profit

It is a non-GAAP measure based on expected investment returns, and stated before tax and before non-operating items including, impairment of goodwill, exceptional and other items.

Inherited estate

In the UK, the assets of the long-term with-profit funds less the realistic reserves for Non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Latent claims

General insurance claims that are often not made until many years after the period of cover provided, due to the impact of perils or causes not becoming evident for a number of years. Sources of latent claims include asbestos-related diseases, environmental pollution and industrial deafness.

Long-term and savings business

Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums

Total gross written premiums for the given period, less premiums paid over or ‘ceded’ to reinsurers.

Operating expenses

The day-to-day expenses involved in running a business, such as sales and administration, as opposed to production costs.

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

Solvency II

These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II becomes effective from 1 January 2016.

Total shareholder return

A measure of company performance based on the overall value to shareholders of their investment in a stock over a given period of time. Includes movement in the share price and dividends paid and reinvested, expressed as a percentage of the initial value of the investment or share price at the beginning of the period.

UK Corporate Governance Code

The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Value of new business (VNB)

Value of new business (VNB) is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic and operating assumptions which are the same as those used to determine the embedded value at the end of the reporting period and is stated after the effect of any frictional costs.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc

(Registrant)

Dated 16 March 2015

Mark Wilson

Group Chief Executive Officer

Exhibits

Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 3 May 2012 (incorporated by reference to Exhibit 1.1 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)
Exhibit 2.1	Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)
Exhibit 2.2	The total amount of long term debt securities of Aviva plc authorised under any instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed
Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)
Exhibit 4.1.1	Addendum Aviva Capital Accumulation plan rules dated 22 December 2010 (incorporated by reference to Exhibit 4.1.1 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)
Exhibit 4.1.2	Addendum Aviva Capital Accumulation plan rules dated 8 December 2010 (incorporated by reference to Exhibit 4.1.2 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)
Exhibit 4.2	Aviva Long Term Incentive Plan 2011 rules (amended March 2015)
Exhibit 4.3	Aviva Annual Bonus Plan 2011 rules (amended March 2015)
Exhibit 4.4	Aviva Recruitment and Retention Share Award Plan rules (amended March 2015)
Exhibit 4.5	Aviva Chief Financial Officer Award 2014 rules rules (as at 13 March 2015 no awards have yet been granted under this plan)
Exhibit 8.1	Schedule of subsidiaries of Aviva plc
Exhibit 11.1	Code of ethics (amended October 2014)
Exhibit 12.1	Certification of the Company’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of the Company’s Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
Exhibit 13.2	Certification of the Company’s Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

