Form 20-F/A
period 2014-12-31
AVIVA PLC
filed 2015-03-16
CIK 1140022

As filed with the Securities and Exchange Commission on March 16, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F/A
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

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Aviva plc. (the “Company”) for the fiscal year ended December 31, 2014 as filed with the SEC on March 16, 2015 (the “Annual Report”), is being filed solely to file the following revised exhibits, to include the conformed signatures which were inadvertently omitted from the original filings and to include the conformed signature to the Report of Independent Registered Public Accounting Firm, dated 16 March 2015 and to the Annual Report:

-	Exhibit 12.1. Certification of the Company’s Chief Executive Officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002
-	Exhibit 12.2. Certification of the Company’s Chief Financial Officer pursuant to Section 302 of The Sarbanes-Oxley Act Of 2002
-	Exhibit 13.1. Certification of the Company’s Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002
-	Exhibit 13.2. Certification of the Company’s Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002.

This Amendment No. 1 does not amend, modify or update any other portion of this Annual Report. Additionally, except as specifically referenced herein, this Amendment No. 1 does not reflect any event occurring after the time this Annual Report was filed on March 16, 2015.

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

/s/ Mark Wilson

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

