Form 20-F
period 2015-12-31
AVIVA PLC
filed 2016-03-29
CIK 1140022

As filed with the Securities and Exchange Commission on March 29, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was:

Ordinary Shares, 25 pence par value each                    4,048,465,173

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares.

Cross reference to Form 20-F 2015

Page
Item 1.	Identity of Directors, Senior Management and Advisors		n/a
Item 2.	Offer Statistics and Expected Timetable		n/a
Item 3.	Key Information
	A.	Selected financial data	18 – 19, 98 – 99, 262
	B.	Capitalisation and indebtedness	n/a
	C.	Reason for the offer and use of proceeds	n/a
	D.	Risk factors	(ii), 32 – 33, 110 – 125, 233 – 244
Item 4.	Information on the Company
	A.	History and development of the company	2 – 5, 20, 51-52, 68, 96 – 97
	B.	Business overview	2 – 17, 20 – 26, 27 – 30, 103 – 109, 263 – 266
	C.	Organisational structure	248 – 249
	D.	Property, plants and equipment	30,176
Item 4A.	Unresolved Staff Comments		n/a
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	2 – 17
	B.	Liquidity and capital resources	2 – 3, 32 – 35, 99 – 103, 222 – 224, 230 – 232, 238 – 239, 258 - 259
	C.	Research and development, patents and licences, etc.	n/a
	D.	Trend information	2 – 19, 20 – 26, 99, 262
	E.	Off-balance sheet arrangements	99
	F.	Tabular disclosure of contractual arrangements	31
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	40 – 45
	B.	Compensation	72 – 94, 98, 215 – 221
	C.	Board practices	46 – 54, 61 – 64, 68 – 71, 72 – 94
	D.	Employees	164, 282
	E.	Share ownership	80 – 81, 84 – 86, 88 – 89, 96, 191 – 195
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	68, 262
	B.	Related Party Transactions	98, 247, 259 – 260
	C.	Interests of Experts and Counsel	n/a
Item 8.	Financial information
	A.	Consolidated statements and other financial information	2 – 19, 98 – 99, 127 – 260
	B.	Significant changes	151, 167, 184, 214, 250, 255 – 256, 262
Item 9.	The Offer and Listing		262
Item 10.	Additional Information
	A.	Share capital	68, 96 – 97, 191, 195
	B.	Articles of association	69, 273 – 278
	C.	Material contracts	5, 192 – 194
	D.	Exchange controls	278
	E.	Taxation	278 – 280
	F.	Dividends and paying agents	280
	G.	Statements by experts	n/a
	H.	Documents on display	280
	I.	Subsidiary information	n/a
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		32 – 33, 110 – 114, 236 – 238
Item 12.	Description of Securities Other Than Equity Securities		281
Item 13.	Defaults, Dividend Arrearages and Delinquencies		n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a
Item 15.	Controls and Procedures		282 – 283
Item 16A.	Audit Committee Financial Expert		62
Item 16B.	Code of Ethics		283
Item 16C.	Principal Accountant Fees and Services		62, 165
Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		282
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		71, 282
Item 16H.	Mine Safety Disclosure		n/a
Item 17.	Financial Statements		n/a
Item 18.	Financial Statements		127 – 260
Item 19.	Exhibits		289

Glossary			285 – 287
Signatures			288

Main contents

In this Form 20F
Performance review	1
Governance	37
Shareholder information	95
IFRS Financial statements	127
Additional disclosures for SEC	261
Other information	284

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

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but are not limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our most recent Annual Report on Form 20-F as filed with the SEC, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

•	the impact of ongoing difficult conditions in the global financial markets and the economy generally;
•	the impact of simplifying our operating structure and activities;
•	the impact of various local political, regulatory and economic conditions, including market developments and government actions regarding the referendum on UK membership of the European Union;
•	the effect of credit spread volatility on the net unrealised value of the investment portfolio;
•	the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments and, where we use the reinsurance markets to limit our risk, the inability of reinsures to meet obligations or unavailability of reinsurance coverage;
•	the impact of changes or fluctuations in short or long term inflation, currency exchange rates, equity or property prices or interest rates (including the risks of policyholders surrendering their contracts, a reduction in the value of our portfolio, impact to our asset and liability matching and effect on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves);
•	the impact of poor investment returns in our investment management business, including from the failure of our fund management controls to mitigate risks in operating securities lending programmes and changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
•	the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital and changes in, or restrictions on, our ability to initiate capital management initiatives;
•	changes to the insurance industry, including those arising from a cyclical downturn, increased competition in the countries in which we have material operations and changes demand for products (including individual annuities in the UK due to recent changes in UK law);
•	changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;
•	the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);
•	the impact of natural and man-made catastrophic events on our business activities and results of operations;
•	our reliance on information and technology and third-party service providers for our operations and systems and the operational risks associated with those systems (including cyber attack);
•	risks associated with arrangements with third parties, including joint ventures and our reliance on third party distribution channels to deliver our products;
•	the failure to attract or retain the necessary key personnel;
•	funding risks associated with our participation in defined benefit staff pension schemes;
•	the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;
•	the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers;
•	failure by key IT initiatives to deliver what is required either on time or within budget or provide required performance levels
•	the timing/regulatory approval impact, integration risk and other uncertainties such as non-realisation of expected benefits or diversion of management attention and other resources or the effect of undisclosed liabilities, relating to our acquisitions and disposals;
•	changes to our brand and reputation, including arising from our inability to protect our intellectual property and ratings downgrades;
•	regulatory approval of extension of use of the Group’s internal model for calculation of regulatory capital under the European Union’s Solvency II rules;
•	the effect of legal proceedings and regulatory investigations;
•	changes in government regulations or tax laws in jurisdictions where we conduct business;
•	the impact of any changes to accounting methodologies for insurance companies, including the amount of allowances and impairments taken on our investments and changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;
•	the effect of fluctuations in share price as a result of general market conditions or otherwise; and
•	delays to our ADS holders being able to exercise their voting rights, limited recourse of ADS holders if we or the Depositary fails to meet our obligations, and the ineligibility in the part of ADS holders to participate in certain securities offerings.

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

ii

Performance review

Financial and operating performance

Overview

In 2015 we successfully navigated regulatory change and turbulent external conditions to deliver a stronger, cleaner balance sheet and continued operating momentum.

Under the new Solvency II capital rules, we ended the year with an estimated £9.7 billion surplus1, which translates to a 180% cover ratio1, at the top end of our working range. Our transition to Solvency II has avoided surprises and sudden changes. Aviva strengthened the methodology of its economic capital models over the course of the year, resulting in what we believe to be a conservatively stated cover ratio under both our economic capital model (181%)2 and the new rules (180%)1.

We have benefitted from the £6 billion acquisition of Friends Life in April 2015. IFRS net asset value per share (NAV) increased 14% to 389p at year end, largely as a result of this acquisition.

In 2015, adjusted operating profit3,4 increased 20% to £2,665 million, with a significant contribution from Friends Life. In 2015, management changed the definition of adjusted operating profit to exclude amortisation and impairment of acquired value of in-force business (‘AVIF’), aligning the presentation of this item with the amortisation and impairment of intangible assets as non-operating items. This change in presentation had no impact on reported profit or loss or equity, the statement of financial position or the statement of cash flows. As a result of this change comparative information in ‘IFRS financial statements – note 3 – Segmental information’ has been restated.

Adjusted operating profit3,4 after integration and restructuring costs was up 10% from £2,073 million to £2,286 million. Integration and restructuring costs were much higher in 2015, at £379 million reflecting the Friends Life acquisition, Solvency II costs and other restructuring, primarily in the UK. IFRS profit after tax, after economic variances and the expense of amortising AVIF, was down 38% to £1,079 million from £1,738 million.

Excess centre cash flow5 of £699 million in 2015 did not show improvement from the £692 million in 2014, but this also reflects our decision to retain cash in Canada, rather than pay a planned dividend, to partly fund the proposed acquisition of Royal Bank of Canada General Insurance Company.

Based on our overall stronger capital, cash flow and liquidity position this year, we increased the shareholder total dividend by 15% to 20.8p, following last year’s 21% increase to 18.1p.

Profit before tax

The overall result for the year was a total profit before tax of £1,390 million (2014: £2,339 million). Within this, adjusted operating profit was £2,665 million (2014: £2,213 million). Non-operating profit items were a charge of £1,275 million (2014: £68 million profit). The adverse movement includes higher integration and restructuring costs of £379 million (2014: £140 million) and AVIF and intangible asset amortisation charges of £653 million (2014: £130 million). It also includes a charge of £53 million relating to a UK reinsurance transaction which provides significant protection against claims volatility, lower profits from disposal of subsidiaries and negative investment variances (2014: positive variances).

Balance sheet

In addition to transitioning to Solvency II at year end, during 2015 we took a number of steps to reduce risk and free up under-utilised capital, further improving our balance sheet.

In UK Life, we sold £2.2 billion of non-core commercial mortgages. As a result, the average mortgage loan-to-value ratio in our portfolio decreased 24 points from 85% a year ago to 61% at 31 December 2015. In UK general insurance we transferred out £0.7 billion of latent exposures by purchasing an adverse development cover. We also undertook additional equity and credit risk hedging activity during the year, which has moderated the impact of recent market volatility on our capital position.

Through a series of non-cash and cash actions, we reduced the balance of the intercompany loan between our main UK general insurance legal entity, Aviva Insurance Limited, and the Group, from £2.8 billion as at the end of February 2015 down to £1.5 billion as at the end of February 2016, below our target of £2.2 billion. Our external debt leverage improved slightly and remains within our target range of being comparable to an AA level. Liquidity at the centre is £1.3 billion as at the end of February 2016 (February 2015: £1.1 billion) and within our risk appetite.

Efficiency gains

We hit our operating expense ratio6 target of 50% in 2015, a year earlier than expected. On a constant currency basis and excluding Friends Life, operating expenses reduced by 1%. In our business segments, our expense ratios improved in general insurance to 13.9% (FY14: 14.8%) and in health to 14.5% (FY14: 15.7%). However, the impact of the Friends Life acquisition increased the life insurance expense ratio3 for the life segment to 32.2% (FY14: 29.7%). Operating expenses have increased in Aviva Investors and Asia as we have funded growth in those businesses and our group expenses include a significant investment in digital.

Capital generation

Although Solvency II did not apply during 2015, we estimate, based on unaudited figures, that Aviva generated approximately £2.7 billion of economic surplus in 2015, primarily from management actions and operating activity, partly offset by adverse economic variances. This estimated figure is before dividends paid, centre costs and external interest paid, and excludes the impact of both hybrid debt financing in 2015 and the impact of the Friends Life acquisition

Dividend policy

Our commitment is to deliver on the Aviva investment thesis of cash flow plus growth. After rebasing the shareholder dividend in 2013, we have increased it by 21% and 15% over the last two years.

In 2014 our dividend cover was 2.7x3 and our payout ratio was 37.5%. In 2015 we improved this to a payout ratio of 42.3% with a cover ratio of 2.4x. As we reduce spending on Solvency II costs, integration and other restructuring costs in the coming years, this cover ratio should move towards our target of approximately 2:1 coverage.

Cash Flow

Cash remittances5 relating to 2015 activity were £1,507 million (2014: £1,431 million) including dividends and interest remitted on internal loans. The increase was primarily driven by the UK and Ireland life and general insurance businesses as a result of management actions during the year and the benefit from the

1	The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) – these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.
2	The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva’s own internal assessment and capital management policies. The term ‘economic capital’ does not imply capital as required by regulators or other third parties.
3	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.
4	Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL)
5	For further information see Shareholder information – Sources of liquidity.
6	Refer to the glossary for the definition of the operating expense ratio.

internal interest received on Friends Life intercompany loans following its acquisition in April 2015. Cash generated in Canada was largely retained in the business to part-fund the proposed acquisition of Royal Bank of Canada General Insurance Company, which is expected to close in the third quarter of 2016. In addition, lower Europe cash remittances mainly reflect the impact of adverse foreign exchange movements.

Financial and operating performance

Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general, accident and health insurance.

Factors affecting results of operations

Our financial results are affected by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. See ‘Other information – Risk and capital management’ for more information on these and other risk factors. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

During the year, sterling strengthened against the euro, Canadian dollar and Polish zloty which has impacted the overall results and performance. See IFRS financial statements – note 1 – Exchange rates. In addition, the Group undertook the following actions which impacted the overall results and performance:

•	On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited (‘Friends Life’) through an all share exchange. See ‘IFRS Financial statements – note 2 – Subsidiaries’ for further details.
•	The Group continued to undertake restructuring and transformation activity to align our business operations with our strategy, and in connection with the Friends Life acquisition. Integration and restructuring costs were £379 million (2014: £140 million), principally driven by transaction and integration activity in relation to the acquisition of Friends Life, and expenses associated with the Solvency II programme of £82 million (2014: £94 million).
•	The Group’s UK general insurance business completed an outwards reinsurance contract that provides significant protection against claims volatility from mesothelioma, industrial deafness and other long-tail risks. This gave rise to a day one loss of £53 million, comprising £712 million in premiums ceded less £659 million in reinsurance recoverables recognised.
•	There was an adverse movement of £235 million (2014: £1,662 million favourable) relating to the Group’s staff pension schemes which has been recognised in other comprehensive income. This was principally due to the main UK staff pension scheme. The surplus has decreased over the period largely as a result of a rise in interest rates and narrowing credit spreads. See ‘IFRS Financial statements – note 44 – Pension obligations’ for further details.

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

2015 saw continued uneven global economic activity, leading to subdued global growth overall.

The economies where the Group has operations that were impacted in 2015 by estimated low growth include: Italy 0.8%7, France 1.1%7 and Canada 1.2%7. Economic growth in the UK was 2.2%7. Some of our other markets experienced stronger growth, for example c.3%8 in Turkey, c.3.5%8 in Poland, and 6.9%7 in China.

The world economy is expected to grow c.3.4%7 in 2016 and 3.6%7 in 2017, slightly higher than the previous two years (growth was 3.1%7 in 2015 and 3.3% in 2014). Advanced economies, led by the US and UK, are expected to continue their modest and uneven recovery, with the eurozone continuing to grow slowly. Growth in emerging markets is expected to be mixed, impacted by the slowdown in China, lower commodity prices and strains in some large emerging economies. Risks remain weighted to the downside.

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

With-profits business

With-profits products are mainly written in our UK & Ireland operating segment, with small funds in France and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profits funds and any declared bonuses. Further details on the policyholder and shareholder participation in with-profits funds in the UK is set out in ‘IFRS Financial Statements – Note 36 – Insurance Liabilities’.

7	International Monetary Fund world economic outlook (January 2016)
8	International Monetary Fund world economic outlook (October 2015)

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

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2015, general insurance and health sales accounted for 39% of Group net written premiums (NWP) from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition, however, drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market whilst others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Our various general insurance markets are not always at the same stage of the underwriting cycle.

During 2015, the UK personal motor market saw prices start to rise, following 3 years of premium reductions which had resulted from intense competition combined with regulatory changes designed to reduce the cost of claims. Challenging market conditions apply to other UK classes of business as insurers seek opportunities to gain share in segments with better margin, putting pressure on rates and extent of cover.

We expect the underwriting cycle to continue in the future but to be less pronounced than in the past. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, and the adoption of more advanced pricing methods, is expected to make the underwriting cycle less pronounced in the future.

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

In 2015 our UK general insurance business suffered losses due to severe flooding in December 2015 (see ‘Market performance – United Kingdom and Ireland’ below for further details).

Government policy and legislation

Changes in government policy and legislation are applicable to our business in many of the markets in which we operate, particularly in the UK and may affect the results of our operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, requiring us to change our range of products and services, causing customers to cancel existing policies, requiring us to redesign our technology, requiring us to retrain our staff or increase our tax liability. As a global business, we are exposed to various local political, regulatory and economic conditions, and business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section ‘Shareholder information – Regulation’.

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

During 2015, sterling strengthened against a number of currencies including the euro and the Canadian dollar. This resulted in a foreign currency loss in other comprehensive income of £378 million (2014: £396 million loss).

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

Activity in 2015

On 10 April 2015, the Group completed the acquisition of 100% of the outstanding shares of Friends Life Group Limited (‘Friends Life‘) through an all share exchange. 1,086,326,606 Group shares were issued for a consideration of £5,975 million. During 2015 the Group also completed other minor acquisitions, undertook a further sale of shares in our Turkey Life business, and sold some small reinsurance operations in Asia.

Further details can be found in the section ‘IFRS Financial statements – note 2 – Subsidiaries’.

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

Also on 30 June 2014, the Group completed the sale of US equity manager River Road Asset Management, LLC (‘River Road‘) to Affiliated Managers Group, Inc. for consideration of £75 million.

In October 2013, the Group completed the sale of its US Life subsidiary. In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

On 13 November 2014 the Group and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSA Emeklilik ve Hayat A.s (‘Aviva SA’). The sale reduced the Group’s holding in Aviva SA from 49.8% to 41.3% which continued to be recognised as a joint venture. The Group received cash proceeds of £40 million from the share sale resulting in a £23 million gain.

On 11 December 2014, the Group completed the disposal of its 50% holding in Spanish subsidiary CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros, S.A. for cash consideration of £221 million.

On 18 December 2014, the Group completed the sale of its Turkish general insurance operations resulting in a £17 million loss on sale.

Further details can be found in the section ‘IFRS Financial statements – note 2 – Subsidiaries’.

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

UK with-profits business

With-profits products are designed to pay policyholders smoother investment returns through a combination of regular bonuses and final bonuses. Shareholders’ profit emerges from this business in direct proportion to policyholder bonuses as shareholders receive up to one-ninth of the value of each year’s bonus declaration to policyholders. Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders’ profit from this business. The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns. Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund, which in turn is influenced by the extent of the inherited estate within the with-profits fund.

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

The unallocated divisible surplus consists of future (as yet undetermined) policyholder benefits, associated shareholders’ profit and the inherited estate. The inherited estate serves as working capital for our with-profits funds. It affords the with-profits funds a degree of freedom to invest a substantial portion of the funds’ assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to demonstrate solvency.

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

Other operations

Other operations include our operations other than insurance and fund management, including Group Centre expenses.

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

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of:

•	Insurance and participating investment business
–	This includes traditional life insurance, long-term health, annuity business and with-profits business.
–	There is an element of insurance risk borne by the Group therefore, under IFRS, these are reported within net written premiums.
•	Non-participating investment business
–	This includes unit-linked business and pensions business.
–	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited.
–	For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.
•	Non-covered business or investment sales:
–	These include retail sales of mutual fund type products.
–	There is no insurance risk borne by the Group therefore, under IFRS, these are treated as deposits and an investment management fee income is earned on the funds deposited.

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

General insurance and health sales

General insurance and health (excluding long-term health business) sales are defined as IFRS net written premiums2, which are premiums written during the year net of amounts reinsured with third parties. For sales reporting, we use the GAAP measure for this business.

The table below presents our consolidated sales for the three years ended 31 December 2015, 2014 and 2013 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

Continuing operations	2015 £m	2014 £m	2013 £m
Long-term insurance, savings and health new business sales	33,122	27,099	26,012
General insurance and health sales (excluding long-term health)	7,510	7,760	8,173
Total sales	40,632	34,859	34,185
Less: Effect of capitalisation factor on regular premium long-term business	(10,357)	(7,314)	(6,807)
Share of long-term new business sales from JVs and associates	(427)	(473)	(660)
Annualisation impact of regular premium long-term business	(451)	(214)	(203)
Deposits taken on non-participating investment contracts and equity release contracts	(6,560)	(5,641)	(4,389)
Retail sales of mutual fund type products (investment sales)	(6,437)	(4,977)	(4,875)
Add: IFRS gross written premiums from existing long-term business	4,876	4,787	4,143
Less: long-term insurance and savings business premiums ceded to reinsurers	(1,529)	(971)	(905)
Less: outward reinsurance premium relating to general insurance business[1]	(712)	—	—
Total IFRS net written premiums	19,035	20,056	20,489
Analysed as:
Long-term insurance and savings net written premiums	11,658	11,756	11,769
General insurance and health net written premiums	7,377	8,300	8,720
	19,035	20,056	20,489
1	2015 represents a reinsurance premium ceded of £712 million relating to an outwards reinsurance contract completed by the UK General Insurance business.
•	Effect of capitalisation factor on regular premium long-term business
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
Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ‘fees and commissions received’ and are not included in statutory premiums.

•	IFRS gross written premiums from existing long-term business
The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review whilst the IFRS income statement includes premiums received from all business, both new and existing.

Consolidated results of operations

The table below presents our consolidated sales from continuing operations for the three years ended 31 December 2015, 2014 and 2013.

Continuing operations	2015 £m	2014 £m	2013 £m
United Kingdom & Ireland Life	16,797	12,444	12,393
United Kingdom & Ireland GI2	4,051	4,028	4,200
France	5,835	5,739	5,603
Poland	514	630	555
Italy, Spain and Other	3,559	4,639	4,430
Canada	1,992	2,104	2,250
Asia	2,879	2,162	1,980
Aviva Investors	5,005	3,106	2,741
Other Group activities	—	7	33
Total sales[2]	40,632	34,859	34,185
2	2015 excludes a reinsurance premium ceded of £712 million relating to an outwards reinsurance contract completed by the UK General Insurance business.

Sales (from continuing operations)

Year ended 31 December 2015

Total sales from continuing operations increased to £40,632 million (2014: £34,859 million) for the reasons set out in the market performance sections below.

Year ended 31 December 2014

Total sales from continuing operations increased to £34,859 million (2013: £34,185 million) for the reasons set out in the market performance sections below.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a non-GAAP financial performance measure we refer to as ‘adjusted operating profit’. Management has changed the definition of adjusted operating profit during 2015 to exclude amortisation and impairment of acquired value of in-force business and comparatives have been restated accordingly. We now define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, associates, and joint ventures and other amounts expensed, amortisation and impairment of acquired value of in-force business, amortisation and impairment of other intangibles, profit or loss on the disposal and remeasurement of subsidiaries, joint ventures and associates and integration and restructuring costs and other items.

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

The table below presents our consolidated adjusted operating profit for the three years ended 31 December 2015, 2014 and 2013, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

Continuing operations	2015 £m	Restated[1] 2014 £m	Restated[1] 2013 £m
United Kingdom & Ireland Life	1,424	1,062	1,139
United Kingdom & Ireland GI	414	492	465
France	449	470	467
Poland	141	195	187
Italy, Spain and Other	268	304	325
Canada	214	191	246
Asia	223	78	87
Aviva Investors	106	63	(26)
Other Group activities	(574)	(642)	(793)
Adjusted operating profit before tax attributable to shareholders’ profit	2,665	2,213	2,097
Integration and restructuring costs	(379)	(140)	(363)
Adjusted operating profit before tax after integration and restructuring costs	2,286	2,073	1,734
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	14	72	(49)
Short-term fluctuation in return on investments on non long-term business	(84)	261	(336)
Economic assumption changes on general insurance and health business	(100)	(145)	33
Impairment of goodwill, associates and joint ventures and other amounts expensed	(22)	(24)	(77)
Amortisation and impairment of intangibles	(155)	(90)	(91)
Amortisation and impairment of acquired value of in-force business	(498)	(40)	(48)
Profit on the disposal and re-measurement of subsidiaries and associates	2	174	115
Other	(53)	—	—
Non-operating items before tax	(896)	208	(453)
Profit before tax attributable to shareholders’ profits – continuing operations	1,390	2,281	1,281
Profit before tax attributable to shareholders’ profits – discontinued operations	—	58	1,538
Profit before tax attributable to shareholders’ profits	1,390	2,339	2,819
1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Adjusted operating profit before tax (from continuing operations)

Year ended 31 December 2015

Adjusted operating profit before tax increased by £452 million to £2,665 million (2014: £2,213 million1) for the reasons set out in the market performance section below.

Year ended 31 December 2014

Adjusted operating profit before tax increased by 6% to £2,213 million (2013: £2,097 million1) for the reasons set out in the market performance section below.

Adjusting items (from continuing operations)

Year ended 31 December 2015

Integration and restructuring costs from continuing operations were £379 million (2014: £140 million), principally driven by transaction and integration activities in relation to the acquisition of Friends Life. It also includes expenses associated with the Solvency II programme of £82 million (2014: £94 million).

Life investment variances were £14 million positive (2014: £72 million positive) mainly driven by realised bond gains and equity outperformance in France and positive variances in Asia, partially offset by widening credit spreads in Italy. The investment variance in the UK was broadly neutral.

Short-term fluctuations on non-long term business were £84 million negative (2014: £261 million positive). The adverse movement in short-term fluctuations during 2015 compared with 2014 is mainly due to an increase in risk-free rates reducing fixed income security market values.

Economic assumption changes of £100 million adverse (2014: £145 million adverse) arise as a result of an increase in the expected future inflation rates used to calculate reserves for periodic payment orders (PPOs), and a decrease in the swap rates used to discount latent claims reserves and PPOs.

The total charge for impairment of goodwill, associates and joint ventures and other amounts expensed for the year was £22 million (2014: £24 million).

Amortisation and impairment of intangibles was a charge of of £155 million (2014: £90 million charge), and amortisation and impairment of acquired value of in-force business (AVIF) was a charge of £498 million (2014: £40 million). The higher charges during 2015 were driven by amortisation of the AVIF and intangibles arising on the acquisition of Friends Life.

Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates was £2 million (2014: £174 million). See ‘IFRS Financial Statements – note 2 – Subsidiaries’ for further details.

Other items, a charge of £53 million, represents a day one loss upon the completion of an outwards reinsurance contract by the UK General Insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

Further details on significant movements are outlined in the market performance sections below.

Year ended 31 December 2014

Integration and restructuring costs from continuing operations were £140 million (2013: £363 million) and mainly included expenses associated with the Solvency II programme. Integration and restructuring costs reduced by 61%, driven by a significant reduction in transformation spend.

Life investment variances were £72 million positive (2013: £49 million negative) mainly driven by lower risk-free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

Short-term fluctuations on non-long-term business were £261 million positive (2013: £336 million negative). The favourable movement in short-term fluctuations during 2014 compared with 2013 is mainly due to a decrease in risk-free rates increasing fixed income security market values and other market movements impacting Group centre investments and the centre hedging programme.

Economic assumption changes of £145 million adverse (2013: £33 million favourable) arose mainly as a result of a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

The total charge for impairment of goodwill, joint ventures and associates for the year was £24 million (2013: £77 million).

Profit on disposal and remeasurement of subsidiaries, joint ventures and associates was £174 million (2013: £115 million). See ‘IFRS Financial Statements – note 2 – Subsidiaries’ for further details.

Continuing operations	2015 £m	2014 £m	2013 £m
Income
Gross written premiums	21,925	21,670	22,035
Premiums ceded to reinsurers	(2,890)	(1,614)	(1,546)
Premiums written net of reinsurance	19,035	20,056	20,489
Net change in provision for unearned premiums	(111)	1	134
Net earned premiums	18,924	20,057	20,623
Fee and commission income	1,797	1,230	1,279
Net investment income	2,825	21,889	12,509
Share of profit of joint ventures and associates	180	147	120
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	2	174	115
	23,728	43,497	34,646
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(21,985)	(19,474)	(22,093)
Change in insurance liabilities, net of reinsurance	6,681	(5,570)	2,493
Change in investment contract provisions	(1,487)	(6,518)	(7,050)
Change in unallocated divisible surplus	984	(3,364)	280
Fee and commission expense	(3,347)	(3,389)	(3,975)
Other expenses	(2,784)	(1,979)	(2,220)
Finance costs	(618)	(540)	(609)
	(22,556)	(40,834)	(33,174)
Profit before tax	1,172	2,663	1,472
Tax attributable to policyholders’ returns	218	(382)	(191)
Profit before tax attributable to shareholders’ profits	1,390	2,281	1,281

Net Written Premiums (from continuing operations)

Year ended 31 December 2015

Net written premiums for continuing operations were £19,035 million (2014: £20,056 million) which includes a reinsurance premium ceded of £712 million relating to an outwards reinsurance contract completed by the UK General Insurance business. Excluding this, net written premiums decreased by £309 million, or 2%, to £19,747 million (2014: £20,056 million).

Long-term insurance and savings premiums decreased by £98 million, or 1% to £11,658 million (2014: £11,756 million). Higher sales in France and the UK (mainly due to the contribution from Friends Life) were more than offset by lower premiums in Italy and Spain (mainly due to the effect of disposals in the prior period and adverse foreign exchange), and Ireland.

General insurance and health premiums were £7,377 million (2014: £8,300 million). Excluding the outwards reinsurance premium described above, premiums decreased by £211 million, or 3%, to £8,089 million (2014: £8,300 million). Higher sales in the UK were more than offset by lower premiums in Europe and Canada mainly due to adverse foreign exchange.

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

Net investment income (from continuing operations)

Year ended 31 December 2015

Net investment income from continuing operations was £2,825 million (2014: £21,889 million). Compared to 2014, unrealised gains were significantly lower in 2015 reflecting market movements, including lower fixed income security market values arising from higher risk-free interest rates.

Year ended 31 December 2014

Net investment income from continuing operations was £21,889 million (2013: £12,509 million). Compared to 2013, realised and unrealised gains were higher in 2014 primarily as a result of higher fixed income security market values due to lower interest rates.

Other income (from continuing operations)

Year ended 31 December 2015

Other income, which consists of fee and commission income, share of profit after tax of joint ventures and associates, and profit on disposal and remeasurement of subsidiaries, joint ventures and associates, increased by £428 million, or 28%, to £1,979 million in 2015 (2014: £1,551 million).

Fee and commission income increased by £567 million, or 46% to £1,797 million (2014: £1,230 million), mainly due to the contribution from the acquired Friends Life businesses.

Profit on disposal and remeasurement of subsidiaries, joint ventures and associates was £2 million (2014: £174 million profit) and the share of profits from joint ventures and associates was £180 million (2014: £147 million).

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

Expenses (from continuing operations)

Year ended 31 December 2015

Claims and benefits paid net of reinsurance in 2015 increased by £2,511 million, or 13% to £21,985 million (2014: £19,474 million). This was mainly due to higher claims payments in UK Life following the acquisition of Friends Life, partly offset by lower claims in our European life businesses due in part to the weakening of the euro during 2015. General insurance and health claims decreased by £437 million, or 8% to £5,176 million (2014: £5,613 million) mainly due to lower claims in UK & Ireland GI.

Change in insurance liabilities in 2015 was a credit of £6,681 million (2014: £5,570 million charge), resulting mainly from changes in economic and non-economic assumptions on long-term business.

The change in investment contract provisions was a charge of £1,487 million (2014: £6,518 million charge) as a result of investment market conditions causing an increase in contract liabilities.

The change in unallocated divisible surplus (‘UDS’) was a credit of £984 million (2014: £3,364 million charge) primarily driven by adverse market movements in Europe as a result of higher interest rates and corporate bond yields during 2015.

Fee and commission expense, other expenses and finance costs increased by £841 million, or 14% to £6,749 million (2014: £5,908 million) mainly as a result of increased amortisation of acquired value of in-force business following the acquisition of Friends Life, and higher integration and restructuring costs principally driven by transaction and integration activities in relation to the Friends Life acquisition. See ‘IFRS Financial Statements – note 5 – Details of expenses’ for further details.

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

The change in unallocated divisible surplus (‘UDS’) was a charge of £3,364 million (2013: £280 million credit) primarily driven by Italy and France as a result of lower corporate and government bond yields during 2014.

Fee and commission expense, other expenses and finance costs decreased by £896 million to £5,908 million (2013: £6,804 million) mainly as a result of the Group’s cost savings programme, lower fee and commission expenses primarily in the UK and lower finance costs due to the repayment of debt during the year. See ‘IFRS Financial Statements – note 5 – Details of expenses’ for further details.

Profit before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2015

Profit before tax attributable to shareholders was £1,390 million (2014: £2,281 million) mainly due to the reasons set out in the sections ‘net written premiums’, ‘net investment income’, ‘other income’ and ‘expenses’ above.

It also includes a credit of £218 million (2014: £382 million charge) in relation to tax attributable to policyholders’ returns. See ‘IFRS Financial Statements – note 9 – Tax’ for further details.

Year ended 31 December 2014

Profit before tax attributable to shareholders was £2,281 million (2013: £1,281 million). The increase was primarily due to lower expenses and positive investment variances.

Market performance

United Kingdom and Ireland

UK & Ireland life

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland long-term businesses for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	Restated[1] 2014 £m	Restated[1] 2013 £m
Pensions	8,950	5,803	5,476
Annuities	2,945	1,948	2,327
Bonds	139	174	183
Protection	1,586	1,103	992
Equity release	699	696	401
Others	1,917	2,285	2,545
United Kingdom	16,236	12,009	11,924
Ireland	561	435	469
Long-term insurance, savings and health sales	16,797	12,444	12,393
IFRS net written premiums	4,042	3,515	4,228
Adjusted operating profit before tax
United Kingdom	1,408	1,025	941
Ireland	24	24	26
Life business	1,432	1,049	967
General insurance and health – UK health	21	11	18
Fund management	—	6	23
Other operations	(29)	(4)	131
Total adjusted operating profit before tax	1,424	1,062	1,139
Profit before tax attributable to shareholders’ profits	717	980	717
1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.

Year ended 31 December 2015

On a PVNBP basis, sales in the UK long-term insurance and savings business increased by £4,227 million to £16,236 million (2014: £12,009 million). This included a contribution from Friends Life of £4,477 million following the acquisition in April 2015. Excluding Friends Life, UK long-term insurance and savings business decreased by £250 million, or 2%, to £11,759 million (2014: £12,009 million). Within this, growth in sales of pensions and bulk purchase annuities was more than offset by lower sales of individual annuities following the pension reforms announced in March 2014 together with the impact of the transfer of the retail fund management business to Aviva Investors in 2014.

In Ireland, sales increased 29% to £561 million (2014: £435 million) mainly reflecting higher sales of pensions and annuities.

UK and Ireland IFRS net written premiums were up 15% to £4,042 million (2014: £3,515 million) mainly due to the post acquisition contribution from Friends Life.

Overall UK & Ireland Life adjusted operating profit increased to £1,432 million (2014 (restated): £1,049 million). UK life adjusted operating profit was £1,408 million (2014 (restated): £1,025 million), including a contribution of £358 million from Friends Life following its acquisition in April 2015. Excluding Friends Life, UK profits increased 2% to £1,050 million (2014 (restated): £1,025 million), benefitting from lower operating expenses as well as improved new business profitability. In Ireland, adjusted operating profit was stable at £24 million (2014 (restated): £24 million).

In UK Health, adjusted operating profit was up £10 million to £21 million (2014: £11 million) due to lower expenses and the benefit of pricing actions.

Adjusted operating profit from other operations resulted in a £29 million loss (2014: £4 million loss) reflecting continued investment into the UK Life Platform business.

IFRS profit before tax attributable to shareholders’ profits decreased to £717 million (2014: £980 million). This includes higher adjusted operating profits which increased for the reasons set out above. It also includes a higher amortisation of acquired value of in-force business charge of £350 million (2014: £10 million charge) following the acquisition of Friends Life, higher integration and restructuring costs of £215 million (2014: £28 million) and a higher amortisation of intangibles charge of £84 million (2014: £31 million charge).

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

Life business adjusted operating profit before tax increased by 8% to £1,049 million (2013 (restated): £967 million). Within this, UK adjusted operating profit increased by 9% to £1,025 million (2013 (restated): £941 million). 2014 results saw a net additional benefit to profit from non-recurring items of £282 million (2013: £116 million), mainly from longevity assumption changes and expense reserve releases, which are partially offset by increased DAC amortisation charges on pension business. Excluding these items, profits have decreased 10%, with the benefits of cost savings offset by the impact of reduced annuity trading and lower expected returns as a result of de-risking activity. Ireland adjusted operating profit was down to £24 million (2013 (restated): £26 million) as we continue to make progress in turning the business around.

Adjusted operating profit from other operations resulted in a £4 million loss (2013: £131 million profit which included a £145 million one-off gain from plan amendments to the Ireland pension scheme).

IFRS profit before tax increased to £980 million (2013: £717 million). This includes adjusted operating profits of £1,062 million (2013 (restated): £1,139 million). The increase in profit before tax was due to lower negative economic variances of £13 million (2013: £414 million negative). Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

UK & Ireland general insurance and health

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our UK and Ireland general insurance and health businesses for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
Total Sales[1]	4,051	4,028	4,200
IFRS net written premiums
United Kingdom	2,972	3,663	3,823
Ireland	367	365	377
	3,339	4,028	4,200
Adjusted operating profit before tax
United Kingdom	368	455	431
Ireland	41	33	40
General insurance and health business	409	488	471
Other operations	5	4	(6)
Total adjusted operating profit before tax	414	492	465
Profit before tax attributable to shareholders’ profits	140	406	387
1	2015 excludes a reinsurance premium ceded of £712 million relating to an outwards reinsurance contract.

Year end 31 December 2015

UK & Ireland general insurance and health NWP decreased to £3,339 million (2014: £4,028 million), which includes a reinsurance premium ceded of £712 million relating to an outwards reinsurance contract completed in the year by the UK business. Excluding this, net written premiums increased by £23 million, or 1%, to £4,051 million (2014: £4,028 million). In the UK, general insurance NWP increased 1% to £3,684 million (2014: £3,663 million) primarily driven by growth in personal motor, partly offset by selected exits in personal property lines. Ireland general insurance and health NWP was stable at £367 million (2014: £365 million).

Adjusted operating profit before tax from general insurance and health business was down 16% to £409 million (2014: £488 million).

In the UK, adjusted operating profit was £368 million (2014: £455 million). Within this, longer term investment return reduced by £45 million to £215 million (2014: £260 million) mainly as a result of the lower intercompany loan balance (which is neutral at an overall Group level). The underwriting result was £154 million (2014: £199 million) with the adverse weather experience due to the December floods in the UK being partly offset by the benefit of expense savings and more favourable prior year claims development.

In Ireland, general insurance and health adjusted operating profit increased to £41 million (2014: £33 million) mainly driven by favourable weather experience partly offset by lower prior year claims reserve releases.

IFRS profit before tax has decreased to £140 million (2014: £406 million). This included adjusted operating profits of £414 million (2014: £492 million), which decreased for the reasons set out above.

The remaining decrease in IFRS profit before tax attributable to shareholders’ profits is due to higher integration and restructuring costs of £26 million (2014: £11 million), adverse short-term investment variances of £84 million (2014: £82 million positive), lower adverse economic assumption changes of £98 million (2014: £145 million adverse) and the day one loss arising from the completion of the outwards reinsurance contract of £53 million.

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

Adjusted operating profit before tax from general insurance and health business was up 4% to £488 million (2013: £471 million). An improvement in the underwriting result to £204 million (2013: £123 million), driven by expense savings and favourable prior year claims development, was partly offset by the fact that 2013 benefitted from benign large loss experience and lower interest income on the internal loan ( see ‘Other Group Activities’ below).

IFRS profit before tax increased to £406 million (2013: £387 million). This included adjusted operating profits of £492 million (2013: £465 million), which increased for the reasons set out above.

The increase in IFRS profit before tax is mainly due to lower integration and restructuring costs of £11 million (2013: £24 million). The impact of positive short-term fluctuations in investments was £82 million (2013: £74 million negative) and in 2014 this mainly arose due to a decrease in risk-free rates increasing fixed income security market values. This was offset by an adverse impact from a decrease in the swap rate used to discount latent claims reserves and periodic payment orders.

France

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in France for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	Restated[1] 2014 £m	Restated[1] 2013 £m
Sales
Long-term insurance and savings business	4,821	4,633	4,498
General insurance and health net written premiums	1,014	1,106	1,105
Total sales	5,835	5,739	5,603
IFRS net written premiums	5,702	5,684	5,565
Adjusted operating profit before tax
Long-term insurance and savings business	395	412	404
General insurance and health	71	78	84
Other operations	(17)	(20)	(21)
Total adjusted operating profit before tax	449	470	467
Profit before tax attributable to shareholders’ profits	420	462	457
1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.

Year ended 31 December 2015

The weakening of the euro affected all metrics from a Group perspective.

On a PVNBP basis, long-term insurance and savings business sales in France increased by £188 million to £4,821 million (2014: £4,633 million), with higher sales of unit-linked, with-profit and protection products. General insurance and health sales decreased by £92 million to £1,014 million (2014: £1,106 million), but increased by 2% on a constant currency basis, with increases across both personal and commercial lines of business. IFRS net written premiums remained stable at £5,702 million (2014: £5,684 million), but were up 12% on a constant currency basis.

Adjusted operating profit before tax was 4% lower at £449 million (2014 (restated): £470 million) but improved by 6% on a constant currency basis. Within this, life adjusted operating profit decreased by 4% to £395 million (2014 (restated): £412 million) but improved by 7% on a constant currency basis, mainly from portfolio growth and a change in mix towards unit-linked products and protection products, together with strong results from UFF, our majority owned broker business. General insurance and health adjusted operating profit was lower at £71 million (2014: £78 million), but up 2% on a constant currency basis due to better weather experience compared with the prior year, partly offset by higher large losses and lower investment returns.

Profit before tax attributable to shareholders’ profits decreased to £420 million (2014: £462 million), which includes the lower adjusted operating profits discussed above, lower favourable investment variances of £15 million (2014: £41 million favourable) and higher integration and restructuring costs of £19 million (2014: £15 million) partially offset by a lower amortisation and impairment of AVIF charge of £5 million (2014: £18 million).

Year ended 31 December 2014

The weakening of the euro affected all metrics from a Group perspective.

On a PVNBP basis, long-term insurance and savings business sales in France increased by £135 million, or 3%, to £4,633 million (2013: £4,498 million), with higher sales of unit-linked products. General insurance and health sales were broadly flat year on year at £1,106 million (2013: £1,105 million). On a constant currency basis general insurance and health net written premiums increased by 5% benefitting from rating and other management actions. IFRS net written premiums were up 2% to £5,684 million (2013: £5,565 million) for similar reasons.

Adjusted operating profit before tax (restated) remained stable at £470 million (2013 (restated): £467 million) but improved by 6% on a constant currency basis. Within this, life profits increased by 2% to £412 million (2013 (restated): £404 million), mainly reflecting increased margins. General insurance and health profits decreased to £78 million (2013: £84 million) largely due to adverse weather events and higher healthcare claims costs.

IFRS profit before tax increased to £462 million (2013: £457 million), which includes the higher adjusted operating profits discussed above. The increase in IFRS profit includes lower integration and restructuring costs of £15 million (2013: £25 million) which offset less favourable investment variances of £41 million (2013: £55 million).

Poland

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Poland for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	Restated[1] 2014 £m	Restated[1] 2013 £m
Sales
Long-term insurance and savings business	448	573	486
General insurance and health net written premiums	66	57	69
Total sales	514	630	555
IFRS net written premiums	477	482	475
Adjusted operating profit before tax
Long-term insurance and savings business	129	183	167
General insurance and health	10	9	9
Other operations	2	3	11
Total adjusted operating profit before tax	141	195	187
Profit before tax attributable to shareholders’ profits	139	196	178
1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.

Year ended 31 December 2015

The weakening of the zloty affected all metrics from a Group perspective.

Life and pensions sales on a PVNBP basis were down 22% to £448 million (2014: £573 million). Excluding the one-off benefit in 2014 from regulatory pension change in Lithuania, PVNBP was broadly stable. General insurance net written premiums were £66 million (2014: £57 million) with increases mainly in personal lines. Total net written premiums decreased 1% to £477 million (2014: £482 million).

Adjusted operating profit decreased by 28% to £141 million (2014 (restated): £195 million). Within this, Life adjusted operating profit was lower at £129 million (2014 (restated): £183 million) largely due to a £39 million one-off regulatory pension change which benefitted the prior year. General insurance adjusted operating profit was £10 million (2014: £9 million).

Profit before tax attributable to shareholders’ profits was £139 million (2014: £196 million), a decrease of 29%, for the reasons described above.

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

Adjusted operating profit (restated) increased by 4% to £195 million (2013 (restated): £187 million). Life profits increased by 10% to £183 million (2013 (restated): £167 million) mainly due to a one-off regulatory pension change of £39 million. General insurance profits remained flat at £9 million (2013: £9 million). Profit before tax attributable to shareholders was £196 million, an increase of 10% (2013: £178 million).

Italy, Spain and Other

The table below presents sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS from our operations in Italy, Spain and Other for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	Restated[1] 2014 £m	Restated[1] 2013 £m
Sales
Long-term insurance and savings business
Italy – excluding Eurovita	2,147	2,473	1,975
Spain – excluding Aseval & CxG	622	1,054	1,055
Other	460	495	544
Eurovita, Aseval & CxG	—	224	429
Total long-term insurance and savings business	3,229	4,246	4,003
General insurance and health
Italy & Other	330	393	427
Total sales	3,559	4,639	4,430
IFRS net written premiums	2,687	3,444	3,193
Adjusted operating profit before tax
Long-term insurance and savings business
Italy	139	148	150
Spain	92	126	150
Other	11	13	13
	242	287	313
General insurance and health
Italy & Other	33	26	19
Other operations	(7)	(9)	(7)
Total adjusted operating profit before tax	268	304	325
Profit before tax attributable to shareholders’ profits	191	489	509
1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.

Year ended 31 December 2015

The weakening of the euro affected all metrics from a Group perspective.

Total long-term insurance and savings sales were £3,229 million (2014: £4,246 million) mainly due to lower sales in Italy and Spain.

In Italy (excluding Eurovita), life sales decreased by £326 million, or 13%, to £2,147 million (2014: £2,473 million) or 3% on a constant currency basis, reflecting lower unit linked and with-profit sales.

In Spain (excluding Aseval & CxG), life sales decreased by £432 million, or 41%, to £622 million (2014: £1,054 million) mainly reflecting reduced with-profit sales.

Other life sales, which relates to sales in our Turkey Life joint venture, decreased by £35 million, or 7%, to £460 million (2014: £495 million), but increased 7% on a constant currency basis driven by increased sales of pensions offset by the impact of a reduction in our share of the business following the partial IPO in 2014.

General insurance sales which in 2015 were only made by our operation in Italy decreased by £63 million, or 16%, to £330 million (2014: £393 million) mainly due to the sale of our Turkish general insurance operations in late 2014. Excluding this disposal, premiums grew by 3% on a constant currency basis mainly due to growth in the creditor business in Italy.

IFRS net written premiums decreased £757 million, or 22%, to £2,687 million (2014: £3,444 million) mainly reflecting 2014 disposals in Italy, Spain and Turkey.

Total adjusted operating profit decreased by £36 million, or 12%, to £268 million (2014 (restated): £304 million). This was mainly due to the 2014 disposals in Italy and Spain. Within this, life adjusted operating profit in Italy, excluding Eurovita, increased to £139 million (2014: £135 million), up 15% on a constant currency basis, mostly due to improved margins on with-profits business driven by management actions to reduce the cost of guarantees. In Spain (excluding CxG), life adjusted operating profit decreased to £92 million (2014: £101 million) but was 2% higher on a constant currency basis.

General insurance and health adjusted operating profit increased to £33 million (2014: £26 million) mainly driven by the disposal of the loss-making Turkey GI business in December 2014.

Profit before tax attributable to shareholders’ profits decreased by £298 million to £191 million (2014: £489 million). This includes lower adjusted operating profit as described above and adverse investment variances of £45 million (2014: £88 million positive). The prior year also included profit on disposal of subsidiaries, including CxG and Eurovita, of £125 million.

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

Total adjusted operating profit (restated) decreased by £21 million, or 6%, to £304 million (2013 (restated): £325 million). This was mainly due to lower life profits in Spain (mainly reflecting the Aseval and CxG disposals). In Italy, excluding Eurovita, life profits were up 13% (19% in constant currency) driven by improved product mix.

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

Canada

The table below presents sales, net written premiums, adjusted operating profit and IFRS profit before tax attributable to shareholders for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
IFRS net written premiums	1,992	2,104	2,250

Adjusted operating profit before tax
General insurance	214	189	246
Other operations	—	2	—
Total adjusted operating profit before tax	214	191	246
Profit before tax attributable to shareholders’ profits	142	253	104

Year ended 31 December 2015

The weakening of the Canadian dollar has affected all metrics from a Group perspective.

General insurance net written premiums decreased by 5% to £1,992 million (2014: £2,104 million). On a constant currency basis, net written premiums increased by 1%, mainly due to improved rates and retention on personal lines.

Adjusted operating profit was £214 million (2014: £191 million), a 12% increase compared to the prior year. On a constant currency basis, profit increased by 21%. The increase in profits included higher underwriting profits of £120 million (2014: £83 million) and benefitted from more benign weather conditions compared to prior year and higher positive prior year reserve releases in personal lines. Longer-term investment return reduced 13% to £98 million (2014: £112 million), down 6% on a constant currency basis, primarily as a result of lower reinvestment yields.

Profit before tax attributable to shareholders’ profits was £142 million (2014: £253 million) including higher adjusted operating profits more than offset by adverse short-term investment variances of £47 million (2014: £65 million positive) reflecting lower investment values.

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

Asia

The table below presents the sales, net written premiums, adjusted operating profit and profit before tax attributable to shareholders’ profits under IFRS for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
Sales
Long-term insurance, savings and health business
Singapore	1,498	1,336	914
Other Asia – excluding Malaysia & South Korea	1,196	518	494
Malaysia & South Korea	—	97	331
Total long-term savings sales	2,694	1,951	1,739
General insurance and health (excluding long-term health)
Singapore	56	56	70
Other Asia	—	9	19
Total general insurance and health sales	56	65	89
Investment sales	129	146	152
Total sales	2,879	2,162	1,980
IFRS net written premiums	783	781	532
Adjusted operating profit before tax
Long-term insurance and savings business
Singapore	94	82	83
Other Asia	150	5	13
Total	244	87	96
General insurance and health
Singapore	(6)	(3)	(3)
Other Asia	—	1	4
Other operations	(15)	(7)	(10)
Total adjusted operating profit before tax	223	78	87
Profit before tax attributable to shareholders’ profits	70	38	98

Year ended 31 December 2015

Long-term insurance and savings sales in Asia increased by 38% to £2,694 million (2014: £1,951 million) mainly reflecting higher protection sales in Singapore and China and £582 million sales contributed by Friends Provident International (‘FPI’), following the Friends Life acquisition in April 2015. General insurance and health net written premiums, excluding long-term health, were £56 million (2014: £65 million).

Total net written premiums were stable at £783 million (2014: £781 million).

Adjusted operating profits were £223 million (2014: £78 million) including a £151 million contribution from FPI (£15 million adjusted operating profit net of amortisation of acquired value of in-force business). Excluding FPI, adjusted operating profit was £72 million (2014: £78 million). Within this, higher life adjusted operating profits were more than offset by lower non-life profits.

Profit before tax attributable to shareholders’ profits was £70 million (2014: £38 million). As described above, this included adjusted operating profits partly offset by a higher AVIF amortisation charge. In addition, there were favourable life investment variances of £11 million (2014: £11 million adverse) and lower goodwill impairment charges.

Year ended 31 December 2014

Long-term insurance and savings sales in Asia (excluding Malaysia) increased by 12% to £1,951 million (2013: £1,739 million) due to higher health sales in Singapore and higher protection sales in China partly offset by lower sales in other markets. General insurance and health net written premiums excluding long-term health were £65 million (2013: £89 million), down 27%.

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

Aviva Investors

The table below presents the sales, adjusted operating profit, profit before tax attributable to shareholders’ profits under IFRS and assets under management of Aviva Investors for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
Sales[1]
Long-term insurance and saving business (including UK retail collectives)	1,647	881	58
Investment sales (excluding UK retail collectives)	3,358	2,225	2,683
Total sales	5,005	3,106	2,741
Adjusted operating profit before tax
Fund management[1]	105	79	68
Long-term insurance and savings business – Pooled Pensions[1]	1	2	2
Other operations	—	(18)	(96)
Total adjusted operating profit/(loss) before tax	106	63	(26)
Profit/(loss) before tax attributable to shareholders’ profits	81	83	(89)
Assets under management (continuing operations)	289,910	245,898	240,507
1	The UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

Year ended 31 December 2015

Total sales increased by 61% to £5,005 million (2014: £3,106 million). Long-term insurance and savings business increased to £1,647 million following the transfer of the UK retail fund management business from UK Life in May 2014. Investment sales increased to £3,358 million reflecting higher sales of European funds.

Fund management adjusted operating profit was £105 million (2014: £79 million), including a contribution of £9 million from Friends Life Investments (FLI). Excluding FLI, the increase of £17 million was driven by increased performance fees partly offset by higher operating expenses.

Assets under management increased by £44.0 billion to £289.9 billion (2014: £245.9 billion). This was driven by acquisitions partly offset by net outflows and adverse market and other movements including adverse euro exchange rate movements.

Profit before tax attributable to shareholders’ profits was broadly flat at £81 million (2014: £83 million profit). This included higher fund management adjusted operating profits and higher integration and restructuring costs of £11 million (2014: £4 million). The 2014 result included a profit on disposal of River Road of £35 million and the provision for the FCA fine of £17.6 million as described below.

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

In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between 2005-2013 and agreed to pay a fine of £17.6 million. Provision for this expected cost was made at the year end and is fully reflected within Aviva Investors’ adjusted operating profit from other operations.

Other Group activities (from continuing operations)

The table below presents net written premiums, adjusted operating losses and loss before tax attributable to shareholders’ profits from other Group activities for the three years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
IFRS net written premiums	13	18	46

Adjusted operating profit before tax
General Insurance	13	9	(51)
Corporate centre	(180)	(132)	(150)
Group debt costs and other interest	(361)	(463)	(502)
Other Group operations	(46)	(56)	(90)
Total adjusted operating loss before tax	(574)	(642)	(793)
Loss before tax attributable to shareholder’s profits	(510)	(626)	(1,080)

Year ended 31 December 2015

Net written premiums from our reinsurance business were £13 million (2014: £18 million).

Adjusted operating profit from general insurance was £13 million (2014: £9 million).

Corporate centre costs were £180 million (2014: £132 million) mainly as a result of increased spend on digital initiatives across the Group as well as the inclusion of Friends Life costs following the acquisition of this business.

Group debt costs and other interest decreased to £361 million (2014: £463 million), mainly due to lower internal debt costs of £92 million (2014: £186 million) and an increase in the net finance income on the main UK pension scheme to £94 million (2014: £33 million), partially offset by higher external debt costs reflecting the inclusion of Friends Life external debt. The impact of internal debt costs is neutral at an overall Group level.

Losses from other operations were £46 million (2014: £56 million).

Loss before tax attributable to shareholders’ profits was £510 million (2014: £626 million loss). The lower loss in 2015 was mainly due to lower operating losses and higher positive short term investment variances, partially offset by higher integration and restructuring costs.

Year ended 31 December 2014

Net written premiums from our reinsurance business were £18 million (2013: £46 million). The decrease is primarily as a result of reinsurance previously written with Aviva Re being written in the external market.

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

Loss before tax attributable to shareholders’ profits was £626 million (2013: £1,080 million loss). The improvement in 2014 was mainly due to lower operating losses, lower integration and restructuring costs, and positive investment variances.

Selected consolidated financial data

This data is derived from our consolidated financial statements which have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited (‘Friends Life’) through an all share exchange which gave Friends Life shareholders 0.74 Group shares for every Friends Life share held. In total 1,086 million Group shares were issued for a consideration of £5,975 million.

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

The results presented as discontinued operations for 2011 also include the results of Delta Lloyd N.V., which was deconsolidated during 2011. Between May 2011 and July 2012 Delta Lloyd was accounted for as an associate within continuing operations. In July 2012, following a further sell-down, the Group’s shareholding fell below 20% and from July 2012 Delta Lloyd was treated as a financial investment within continuing operations at fair value through profit and loss. The Group sold its remaining shareholding in Delta Lloyd in January 2013.

Income statement data
Amounts in accordance with IFRS Continuing operations	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Income
Gross written premiums	21,925	21,670	22,035	22,744	26,255
Premiums ceded to reinsurers	(2,890)	(1,614)	(1,546)	(1,571)	(1,548)
Premiums written net of reinsurance	19,035	20,056	20,489	21,173	24,707
Net change in provision for unearned premiums	(111)	1	134	(16)	(236)
Net earned premiums	18,924	20,057	20,623	21,157	24,471
Fee and commission income	1,797	1,230	1,279	1,273	1,465
Net investment income	2,825	21,889	12,509	21,135	4,373
Share of profit/(loss) after tax of joint ventures and associates	180	147	120	(255)	(123)
Profit/(loss) on the disposal and re-measurement of subsidiaries, joint ventures and associates	2	174	115	(164)	565
	23,728	43,497	34,646	43,146	30,751
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(21,985)	(19,474)	(22,093)	(23,601)	(24,380)
Change in insurance liabilities, net of reinsurance	6,681	(5,570)	2,493	(430)	(2,284)
Change in investment contract provisions	(1,487)	(6,518)	(7,050)	(4,450)	1,478
Change in unallocated divisible surplus	984	(3,364)	280	(6,316)	2,721
Fee and commission expense	(3,347)	(3,389)	(3,975)	(4,457)	(4,326)
Other expenses	(2,784)	(1,979)	(2,220)	(2,843)	(2,779)
Finance costs	(618)	(540)	(609)	(653)	(711)
	(22,556)	(40,834)	(33,174)	(42,750)	(30,281)
Profit before tax	1,172	2,663	1,472	396	470
Tax attributable to policyholders’ returns	218	(382)	(191)	(221)	178
Profit before tax attributable to shareholders’ profits	1,390	2,281	1,281	175	648
Tax attributable to shareholders’ profits	(311)	(601)	(403)	(261)	(159)
Profit/(loss) after tax from continuing operations	1,079	1,680	878	(86)	489
Profit/(loss) after tax from discontinued operations	—	58	1,273	(2,848)	(357)
Total profit/(loss) for the year	1,079	1,738	2,151	(2,934)	132

Amounts in accordance with IFRS	Per share	Per share	Per share	Per share	Per share
Profit/(loss) per share attributable to equity shareholders:
Basic (pence per share)	22.6p	50.4p	65.3p	(109.1)p	8.3p
Diluted (pence per share)	22.3p	49.6p	64.5p	(109.1)p	8.1p
Continuing operations – Basic (pence per share)	22.6p	48.4p	22.0p	(11.2)p	13.6p
Continuing operations – Diluted (pence per share)	22.3p	47.7p	21.8p	(11.2)p	13.4p

	Per share	Per share	Per share	Per share	Per share
Dividends paid per share	20.8	18.1	15.0	19.0	26.0

	Millions	Millions	Millions	Millions	Millions
Number of shares in issue at 31 December	4,048	2,950	2,947	2,946	2,906
Weighted average number of shares in issue for the year[1]	3,741	2,943	2,940	2,910	2,845
1	Weighted average number of shares in issue for the year is calculated after deducting treasury shares.

Statement of financial position data
Amounts in accordance with IFRS	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Total assets	387,874	285,719	281,627	317,120	314,374
Gross insurance liabilities	140,556	113,445	110,555	113,091	147,379
Gross liabilities for investment contracts	181,173	117,245	116,058	110,494	113,366
Unallocated divisible surplus	8,811	9,467	6,713	6,931	650
Core structural borrowings	6,912	5,310	5,125	5,139	5,255
Other liabilities	32,190	27,976	32,159	70,105	32,361
Total liabilities	369,642	273,443	270,610	305,760	299,011
Total equity	18,232	12,276	11,017	11,360	15,363

Information on the Company

History and development of Aviva

General

Aviva plc, a public limited company incorporated under the laws of England and Wales, is the holding company of the Aviva Group. The Group provides customers with long-term insurance and savings, general and health insurance, and fund management products and services. Our purpose is to free people from fear of uncertainty. The long-term strategic framework for Aviva is based on our investment thesis of cash flow plus growth.

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

On 10 April 2015, the Group completed the acquisition of Friends Life Group Limited through an all share exchange. Further details can be found in ‘IFRS Financial Statements – Note 2 – Subsidiaries’.

Business overview

Our strategic framework

Our strategic framework increases the focus on the things that really matter and put the customer clearly at the centre. It provides clear direction across all our markets for how we run our business. Our overarching purpose is to free people from the fear of uncertainty. And we have a clear strategy to deliver our investment thesis of cash flow growth by always putting our customers first. Our Strategic Anchor is the ‘what we do, how we do it and where we do it’ of our strategy – True Customer Composite, Digital First and Not Everywhere.

•	True Customer Composite Meeting all customer needs across life, general, accident and health insurance and asset management.
•	Digital First Emphasising customer experience driven by digital – online and mobile.
•	Not everywhere Focusing only in markets and segments where we can win.

This is all underpinned by our values of kill complexity, care more, never rest and create legacy, the core beliefs at the heart of how we do business.

Our business

Overview

Our business operates across four main market sectors – life insurance and savings; general insurance, accident and health insurance and fund management, providing services to over 33 million customers worldwide. We operate in 16 different countries and have approximately 29,600 employees.

The Group’s operating segments are determined along market reporting lines. The operating segments are: UK & Ireland; France; Poland; Italy, Spain and Other; Canada; Asia; and Aviva Investors. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive Officer (CEO) for the operating segment for which they are responsible. Due to the size of the UK & Ireland segment, it has been split into separate life and general insurance segments, which undertake long-term insurance and savings business and general and health insurance respectively. Aviva Investors, our fund management business, operates across most markets providing fund-management services to third-party investors and to our long-term and general insurance businesses.

The activities of the acquired Friends Life business are included within the UK & Ireland Life, Asia and Aviva Investors segments.

Life insurance and savings business

Long-term insurance and savings business accounted for approximately 82% of our total worldwide sales from continuing operations for the year ended 31 December 2015. We reported total long-term insurance, savings and health new business sales from continuing operations of £33.1 billion1.

Market position

In the UK we have a market share of 13.32% based on annual premium equivalent (APE) data as at 30 September 2015. We also have life insurance businesses in Ireland, France, Italy, Spain, Poland, Turkey and Asia. Further details of our position in each market are set out in the market sections below.

Brands and products

In 2010, we brought all our businesses together under the Aviva brand, which remains the case for the vast majority of our products and services.

Our long-term insurance and savings businesses offer a broad range of life insurance and savings products. Our products are split into the following categories:

•	Pensions – a means of providing income in retirement for an individual and possibly his or her dependants. Our pension products include personal and group pensions, stakeholder pensions and income drawdown.
•	Annuities – a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.
•	Protection – an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole of life and critical illness cover and group schemes.
•	Bonds and savings – accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds and regular premium savings plans.
•	Investment sales – retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).
•	Other – includes equity release contracts.

[1]	See ‘financial and operating performance’ for further details.
[2]	Association of British Insurers (ABI) Stats published Q3 2015.

Some of our insurance and investment contracts contain a discretionary participation feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as ‘participating’ contracts.

General insurance and health insurance

General insurance and health insurance accounted for 18% of our total worldwide sales for the year ended 31 December 2015. In the year ended 31 December 2015, we reported general and health insurance net written premiums of £7.5 billion1, 5.

Market position

We are a leading general insurer in the United Kingdom and Canada with 12.4%3 and 8.4%4 market share respectively. We also have general insurance operations in France, Italy, Ireland, and Poland. We sell health products in the UK, Ireland, France, Singapore and Indonesia. In the year ended 31 December 2015, 52%5 of our total general insurance and health new business was written in the UK.

Brands and products

Our general insurance business operates under the Aviva brand globally and concentrates on the following products:

•	Personal lines – motor, household, travel and creditor;
•	Commercial lines – fleet, liability and commercial property insurance;
•	Health insurance – private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products; and
•	Corporate and specialty risks – products for large clients or where the risk is specialised.

Fund management

Aviva Investors, our fund management business, provides fund management services to Aviva’s long-term insurance and savings, and general insurance operations as well as to third-party investors. The fund management operations are in the UK, Europe, North America and Asia. All sales of retail fund management products are included in our long-term insurance and savings business sales.

Market position

Aviva Investors was ranked 48th globally by assets under management6. Total worldwide funds managed by Aviva Investors, at 31 December 2015, was £290 billion. The substantial majority of this relates to Aviva’s insurance and savings operations.

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

Distribution

Customers can buy our products through a range of distribution channels, including:

•	Direct – in many of our markets, customers can buy our products over the telephone or via the internet. This method of distribution is most commonly available for simple products which do not require advice.
•	Direct sales force – in some of our European and Asian markets we operate direct sales forces that only sell Aviva’s products and the sales forces receive commission on the products they sell.
•	Intermediaries – we offer a range of long-term insurance, savings, retirement, general insurance and health insurance products which can be bought through an intermediary, such as an independent financial adviser or an insurance broker. Subject to regulatory requirements, intermediaries receive a commission on sales of Aviva’s products.
•	Corporate partnerships, bancassurance and joint ventures – Aviva is a corporate partner for many organisations, including banks and other financial institutions, who wish to offer their customers insurance products. We have various distribution agreements with bancassurance partners and joint ventures across the markets in which we operate. In return for offering our products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed target levels of sales are met. Certain agreements have a profit sharing element based on a predetermined percentage. In some cases, if the agreed targets are not met, certain terms of the contract can be renegotiated. Under the joint venture agreements, the cost of running the venture are often split between the partners.

Further details of the distribution channels specific to each market are included in the following market analysis.

UK & Ireland Life

Business overview and strategy

On 10 April 2015, the Group completed the acquisition of Friends Life Group. Integration of the Friends Life UK business is in progress.

The UK business is a leading long-term insurance and savings provider with an overall market share of 13.3%7, based on annual premium equivalent (APE) data as at 30 September 2015. The Irish business is a large life and pensions provider in Ireland.

Our strategy in the UK is to offer great value to our customers through our market leading expertise in Retirement, Corporate Benefits, Protection and Health products, continue to improve cash generation and deliver profitable growth whilst continuing to integrate Friends Life and realise synergies.

Our Irish long-term business is now focused primarily on distribution through intermediaries. On 1 January 2015, following approval from the High Court of Ireland in December 2014, the Irish business, (previously within Aviva Life and Pensions Ireland Ltd) was transferred to Aviva Life and Pensions UK Ltd (UKLAP) becoming a branch of UKLAP.

Market and competition

Over the last few years, Auto-Enrolment, pension freedoms and the Department of Work and Pensions (DWP) charge cap have transformed the way that long-term savings products are bought and sold in the UK.

The changes to annuities announced by the UK Chancellor of the Exchequer in the Budget in March 2014 have given increased flexibility to how customers can access their pension since coming into effect in April 2015. These changes are having a significant impact across the market and have seen many customers defer their decision regarding their pension, driving a general decline in the market for individual annuities.

[3]	Datamonitor UK Insurance Competitor Analytics 2015.
[4]	Market Security Analysis & Research Inc, 2014 online database.
[5]	Excludes the impact of an outwards quote share reinsurance agreement in the UK.
[6]	Towers Watson World 500 largest asset manager’s study 2014.
[7]	Association of British Insurers (ABI) Stats published Q3 2015.

The Department of Work and Pensions (DWP) charge cap of 75 basis points came into force in April 2015, and the removal of active member discounts (AMDs) commences from April 2016. We implemented these changes in 2014, ahead of the regulatory requirement.

The UK long-term savings market is highly competitive and we consider our main competitors to be Standard Life, Prudential, Legal & General, Scottish Widows, JRP Group and Royal London.

Since the return to growth in the life and pensions market in Ireland in 2013, there has been continued and increasing growth in 2014 and 2015. The life insurance market in Ireland is relatively concentrated. We consider our main competitors to be Bank of Ireland Life, Irish Life, Zurich Life and Friends First.

Products

In the UK, we provide a comprehensive product range focused on both the consumer and corporate markets. The pensions and retirement products we offer include personal pensions, equity release, annuities and income drawdown. Our annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities. We provide a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole of life insurance, over 50s life cover and income protection. Our savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products. A direct to consumer platform was launched in June 2015, offering new retirement propositions and investment products

In Ireland, our long-term insurance and savings business offers a wide range of products with our focus being on protection, annuities and pensions and savings products. Our protection products include life insurance, mortgage protection and specified illness. The pensions and savings range covers retirement and investment products and is delivered by taking advantage of the Aviva Investors fund propositions.

Distribution

We have a multi-distribution strategy, which means we sell our products through intermediaries, corporate partners, in the workplace, and directly to customers.

Our direct to consumer platform was launched in June 2015, offering new retirement propositions and investment products.

In the UK, we have exclusive distribution deals for the sale of protection products with Royal Bank of Scotland, Barclays, Santander, Tesco, the Post Office, Connells, Countrywide, and LSL estate agents.

We remain committed to building on our existing relationships and distribution partnerships as well as growing our workplace and direct channels.

In 2015 we also launched Aviva Life Protection Solutions to advisers and customers in the UK, which offers flexible cover with all policy documents stored online.

UK & Ireland General Insurance

Business overview and strategy

We are a leading general insurer in both the UK and Ireland with market shares of 12.4%8 and 13.3%9 respectively. We employ around 6,700 people and operate from a number of locations throughout the UK and Ireland, including Norwich, Perth, Glasgow, London and Dublin.

We focus on personal and commercial insurance. In the UK we hold top three positions in the motor and property markets8. We believe our key strengths include underwriting and pricing sophistication, claims and cost management and excellent customer service. Our aim is to deliver cash and profitable growth by focusing on the fundamentals of the insurance business to maximise underwriting returns and we have a portfolio strategy to deliver greater stability of earnings.

Market and competition

The UK is the 4th largest non-life insurance market in the world10. In 2014, the top four companies had a 36.9%8 share of the UK general insurance market.

The UK and Ireland general insurance markets are cyclical in nature and remain very competitive, particularly in personal lines, where the market is highly commoditised.

During 2015, the UK personal motor market saw prices start to rise, following 3 years of premium reductions which had resulted from intense competition combined with regulatory changes designed to reduce the cost of claims. However, market conditions continue to be challenging in other UK classes of business as insurers seek opportunities to gain share in segments with better margin, putting pressure on rates and extent of cover. In Ireland, the market remains challenging, with low market growth at 3.2% in 20149 and continued market-wide pressure on profitability.

In the UK our main competitors are Direct Line Group, RSA, The Admiral Group, AXA, Zurich, LV, Allianz, Ageas and NFU. In Ireland, our competitors include RSA, AXA, Zurich, FBD, Allianz, Liberty and AIG.

Products

We provide a wide range of general insurance products both in the UK and Ireland. In the UK we have a business mix of approximately 60% personal lines and 40% commercial lines.

Our UK personal products include motor, home and travel insurance. Our UK commercial products include motor, property and liability insurance for small and medium size enterprises (SMEs) and larger UK corporate customers as well as products in the specialty risks market.

In Ireland our products include property, motor, travel, agricultural and business insurance and our health insurance business products for both the personal and commercial sector.

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

We are expanding our digital capability through allowing customers to view their policies as well as purchase new products using the MyAviva app. In addition, we have made major investments in Fast Trade, our online tool for brokers and implemented Guidewire, which is a new policy and claims system, across our commercial lines business.

France

Business overview and strategy

France is the second largest insurance market in Europe11. We have a significant presence in the French Life insurance market and we operate through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord). On 25 February 2015, Crédit du Nord, the Group’s partner in Antarius S.A (‘Antarius’), exercised its call option to purchase Aviva France’s 50% share of Antarius. In accordance with the shareholders agreement, the exercise of the call option starts a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary will be classified as held for sale from the date when the transaction is expected to complete within 12 months.

[8]	Datamonitor UK Insurance Competitor Analytics 2015.
[9]	Irish Insurance Federation, 2015.
[10]	Swiss Re Sigma Study (World Insurance 2014).
[11]	Insurance Europe: European Insurance — Key Facts , August 2015.

We are ranked 11th in general insurance, as measured by gross written premiums, according to L’Argus de l’Assurance, as at 31 December 2014. Our strategy is to deliver sustainable dividends to Group by increasing profitability in our life business and targeted growth in profitable general insurance segments.

Market and competition

The life insurance market is driven by individual savings and dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade according to FFSA12. We believe the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions. We also believe that multi-funds policies and unit-linked funds are the best saving vehicles for performance over a longer period.

The general insurance market in France is mature. In personal lines, the digital transformation occurring in the market is increasing competition through multi-access and direct distribution models, whereas in commercial lines the market still mainly relies on local physical distribution networks.

Products

We provide a wide range of insurance solutions: life and long-term savings, general and health insurance and asset management through Aviva Investors France. The products sold through our life channel are long-term savings, pensions and regular premium products, with a focus on the unit-linked market and a broad range of protection products, primarily for individuals.

We have a longstanding relationship with the Association Française d’Epargne et de Retraite (AFER) which is the largest retirement savings association in France with over 720,000 members as at December 2014, to manufacture and distribute the AFER savings product.

In the general insurance market our product range includes household, motor, health and legal protection products and also a range of insurance products for small to medium sized entities, farms, craftsmen and tradesmen, and specific products for building firms and motor fleets.

Distribution

We have developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Our retail network sells through over 920 tied agents, a direct sales force made up of approximately 1,200 Union Financière de France (UFF) consultants and direct advisors (Aviva France also holds a majority stake in UFF), and through brokers in the life, health and construction markets. Direct distribution is managed through the Eurofil brand for personal general insurance, the Aviva Direct brand for protection and Epargne Actuelle for the AFER product. We operate in the bancassurance market through our partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings and protection products.

Poland

Business overview and strategy

Aviva is the second largest insurer in the Life individual market in terms of gross written premiums13 with a market share of 8%. Our general insurance business is the 14th largest with a market share of 1% on the same basis14. Our focus in Poland is to grow the value of life new business and in general insurance we aim to grow our portfolio whilst maintaining the portfolio quality and combined operating ratio.

Market and competition

The key forces shaping the insurance market in Poland are:

•	Regulatory changes driven by the Polish government, including a new Insurance Act that implements Solvency II into the local regulatory framework, as well as introducing other changes designed to strengthen policyholder protection and extend the powers of the regulator.
•	Increasing regulatory focus from governmental agencies, such as the Financial Supervisory Authority (KNF) and the Office of Competition and Consumer Protection (UOKiK) on unit-linked products.
•	At the beginning of 2016, the introduction of a levy on finance sector assets of 0.44% per annum.

Products

Our life business in Poland provides a broad range of protection, savings and pension products as well as health insurance. For institutions we offer group life insurance and employee pension programmes, which are both unit-linked products. We offer a standard product as part of our privately managed Pillar II pensions business. We offer general insurance products to both commercial entities and individuals. For individuals, our offer consists of home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through our direct operation. For institutions, we offer selected commercial lines risks.

Distribution

The direct sales force and bancassurance are the main distribution channels for most of the Polish business and is made up of over 2,100 tied insurance agents. Our biggest relationship is with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank’s network of 723 branches14. In addition, on 3 July 2015, we acquired Expander Advisors, the second largest network of IFAs in Poland15. We also co-operate with independent insurance agencies and brokers. Our mutual funds are also sold in brokerage houses and our individual products are supported by call centre and website sales.

Italy, Spain and Other

Italy

Business overview and strategy

Aviva is Italy’s 10th largest Life insurer, with a market share of 2.9%16 based on 2014 premiums and the 13th largest General Insurance company with a market share of 1.28%16. We have approximately 2.2 million customers across both the Life and General Insurance businesses.

During 2015 we continued to develop our business, the focus of which is to:

•	Renew and refocus our distribution agreements with UBI Banca and Unicredit to maintain the level of value of new business and, extend our product range (protection, accident and health) with Banco Popolare.

[12]	Fédération Française des Sociétés d’Assurance (dated 12 June 2015).
[13]	Polish Financial Supervision Authority (‘KNF’) report as at 30 June 2015.
[14]	BZ WBK bank Zachodni 31 December 2015 results.
[15]	Association of Polish intermediaries.
[16]	Associazione Nazionale fra le Imprese Assicuratrici (‘ANIA’).

•	Boost the IFA distribution channel especially in unit linked and protection products.
•	Accelerate general insurance organic growth of our Agents network with specific focus on protection and accident and health.
•	Implement our Digital strategy, with new digital services provided to customers and distributors through MyAviva and Telematics.

Market and competition

The Italian life and general insurance markets are dominated by the top 3 providers, which accounted for c.54% and c.48% market share respectively. The life insurance industry in Italy reported another year of increased volumes as of 30 June 2015 with gross written premiums up by c.15% compared to the same period in 201416. The general insurance segment decreased by 1.8% in the first half 2015 compared to the previous year, mainly driven by a 5.9% decline in Motor16 due to lower average prices.

Products

Our Life business offers a wide range of products covering protection, savings and pensions, with a continued focus on less capital intensive products, to optimise the product mix. We have reviewed our Unit Linked product range, and further improved our protection offering for both retail and bancassurance networks.

In 2015, as part of our household insurance offering, we launched a new ‘connected house’ product sold by agents which includes a ‘white box’ capable of alerting the client in case of water damage, presence of gas or smoke etc. In addition, we launched a new health product sold both through Banco Popolare and our retail network.

Distribution

Our products are distributed through bancassurance partnerships with Unicredit Group (life), Banco Popolare Group (life and general insurance) and UBI Banca (life). These partnerships give us access to more than 3,500 branches. In addition, we also have approximately 1,500 active financial advisors (life), and a retail network of c.700 insurance (multi-mandate) agents and brokers (general insurance and life) as at 30 June 2015.

Spain

Business overview and strategy

We are Spain’s 11th largest long-term insurer by gross written premiums with a market share of 3% as at 30 September 201517. We sell protection, long-term savings and pensions, health and accident insurance through a bancassurance network based on four joint ventures with three banks. We also sell through Aviva Vida y Pensiones, the wholly-owned Aviva branded long-term insurance company and through our Spanish mutual insurance company Pelayo.

Our strategy is to maintain the franchise value in Spain and to develop our retail operations with new distribution agreements. The ongoing focus is on less capital intensive products.

Market and competition

We have seen the Spanish insurance market recover with improved lending conditions, and expect this to benefit our credit linked insurance product sales.

The top positions in the long-term life insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 65% of gross written premiums at the end of 2014 in the Spanish life insurance market17.

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

Distribution

Through bancassurance partnerships we have established subsidiaries to distribute our products with each of the banks as set out below:

•	Unicorp Vida – in conjunction with Unicaja since 2001.
•	Caja España Vida – in conjunction with Caja España since 2001
•	Caja Granada Vida – in conjunction with Caja Granada (now part of Banco Mare Nostrum (BMN)) since 2002
•	Cajamurcia Vida – in conjunction with Cajamurcia (now part of Banco Mare Nostrum (BMN)) since 2007

Aviva Vida y Pensiones distributes our products through professional intermediaries (agents and brokers), supported by a branch office network and call centres, and through Pelayo´s network.

Other

The Italy, Spain, and Other segment includes our business in Turkey.

Aviva’s business in Turkey sells life and savings products including unit-linked pensions through its life joint venture, AvivaSA, which is listed as ‘AVISA’ on Borsa Istanbul.

AvivaSA has an exclusive bancassurance agreement with Akbank until 2029. Akbank sells AvivaSA’s life and pensions products on an exclusive basis through its banking network in Turkey.

Canada

Business overview and strategy

We are Canada’s second largest general insurer18. Through our distribution partners we provide a range of personal and commercial lines general insurance products to 2.8 million policyholders. We have an 8.4% market share and a top five position in all major provinces18. We employ over 3,300 people and operate from a head office in Toronto, with other offices located throughout Canada.

We believe that we are well placed for continued growth and that our success is underpinned by our focus on the insurance fundamentals of pricing, risk selection, distribution, claims indemnity and expense management. We are broadening our distribution reach and strengthening our business mix, as well as taking a ‘Digital First’ approach to our business.

On 21 January 2016, Aviva Group announced that Aviva Canada will acquire RBC General Insurance Company and enter into an exclusive 15 year strategic agreement with RBC Insurance. The proposed transaction is subject to customary closing conditions, including receipt of required regulatory approvals and is expected to complete in the third quarter of 2016.

[17]	Investigación Co-operativa entre Entidades Asegurados y Fordos de Pensionies (‘ICEA’).
[18]	Market Security Analysis & Research Inc, 2014 online database.

We believe the transformation of our commercial lines business over the last few years has ensured the business is highly competitive. We expect that continued refinement to our models will allow us to leverage this position to positively react to market opportunities. We will continue to address increasing customer demand for choice, simplicity and self-service by working with our broker partners on processes and technology solutions in order to help them compete with other channels.

Market and competition

Canada is the 8th largest non-life insurance market19 in the world and is established and stable. The four largest provinces generate around 88% of total premiums with Ontario, the largest, representing 46% of total Canadian premiums18.

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 42% of the market and the top two companies, Intact Financial and Aviva, controlling 23% of the market18.The rest of the industry includes several national carriers as well as smaller, provincially based or niche companies.

Whilst direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for a high proportion of distribution (personal lines and commercial lines). In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products

The general insurance products that we provide through our Canadian companies are:

•	Personal, home and motor insurance;
•	Small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety; and
•	Niche personal insurance products including holiday trailers, boats as well as antique, classic and custom cars.

Distribution

Independent brokers are our largest distribution channel, with 1,500 independent group and retail brokers distributing our core personal and commercial line products. We also built our own direct distribution capability and, with the proposed acquisition of RBC General Insurance Company, we will have exposure to customers who choose to deal directly with their insurer.

Asia

Business overview and strategy

In Asia, we are focused on growth. Increasing the value of our new business remains our first priority in Asia. We are achieving this through scale benefits and by focusing our product mix on higher margin products.

In Singapore, our life business is a leading insurer in the market20, providing employee benefit and individual life insurance through diversified distribution channels. We also have general insurance and health operations in Singapore and are considered the market leader in online personal motor insurance21.

In China, through our 50% joint venture with COFCO Capital Investment Co., Ltd, we are ranked number 7 among 27 foreign life insurers in terms of APE as at 30 September 201522. We have a presence in 12 provinces and over 50 branches. We operate a multi-distribution platform including agency, bancassurance, direct marketing, and brokerage channels offering a wide range of protection and savings products.

In Indonesia, through our 50% joint venture with PT Astra International Tbk, we distribute our products primarily through our bancassurance arrangement with Permata Bank that launched in December 2014.

In Taiwan and Vietnam, through our joint ventures with First Financial Holdings Co., Ltd and Vietnam Joint Stock Commercial Bank for Industry and Trade, respectively, we aim to grow our bancassurance businesses and continue the diversification of our distribution networks.

In Hong Kong, our wholly owned subsidiary operates primarily through IFA distribution networks.

In India, with a distribution network of 121 branches, we operate in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. As at 31 October 2015, we ranked 13th among the private life insurance companies in India based on total APE (including Group Business)23.

Friends Provident International Limited (‘FPIL’), an Isle of Man-based company with operations in Asia, was acquired in April 2015 as part of the acquisition of Friends Life.

Market and competition

The Asian markets are strategically important to Aviva, owing to large populations in fast-growing economies, coupled with relatively low insurance penetration rates and social insurance coverage. Life insurance penetration (as measured by insurance premium as a proportion of GDP) in most Asian countries is typically less than 6% (1.7% in China, 1.1% in Indonesia, 0.7% in Vietnam, and 5% in Singapore)24. The Asian markets are expected to deliver GDP growth of 6.2%25 in 2016, ranging from 3.4%25 in Singapore to 6.8%25 in China.

Products

Our Asian businesses offer a wide range of protection, savings, and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, and a range of accident and health insurance products.

FPIL offers a range of products including single premium investment products, regular premium savings plans, and individual assurance policies.

Distribution

Across Asia, we operate a multi-distribution strategy. In Singapore, we operate across multiple proprietary and affinity channels, and also own a majority interest in Professional Investment Advisory Services Pte Ltd, a leading financial advisory firm. In China, our products are sold mainly through agents, telemarketing, and bancassurance. In Indonesia, individual business is primarily sold through our bancassurance channel and group business is sold through our direct sales force. In Taiwan, bancassurance is our main distribution channel and our products are also sold through direct marketing. In Vietnam, our products are sold through bancassurance and agents. We are also investing in other channels such as direct marketing and digital to differentiate ourselves from competitors. In Hong Kong, we operate primarily through IFA networks.

[19]	Swiss Re Sigma Study (World Insurance 2014).
[20]	Latest available competitor results (30 June 2015).
[21]	The General Insurance Association of Singapore (30 September 2015).
[22]	National Insurance Industry Communication Club (30 September 2015).

23 Insurance Regulatory and Development Authority of India (31 October 2015).

24 Swiss Re Sigma Study (World Insurance 2014).

[25]	Asian Development Bank, Asian Development Outlook 2015 update.

On 31 December 2015, our 15 year regional bancassurance agreement with DBS Bank Ltd expired and was not renewed. Aviva retains the existing book of business, associated profits, and customer rights and relationships which were purchased in the original transaction with DBS in 2001.

FPIL’s products are targeted towards affluent expatriate individuals and are sold via distribution hubs in Hong Kong, Singapore and the United Arab Emirates.

Aviva Investors

Business overview and strategy

Aviva Investors offers a range of fund management services, operating in the UK, Europe, North America and Asia and had £290 billion in assets under management as at 31 December 2015 (31 December 2014: £246 billion), including assets managed by Friends Life Investments (‘FLI’), as a result of the acquisition of Friends Life.

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

Our strategy is to offer a range of investment propositions to deliver the specific outcomes that our clients value.

Market and competition

At the end of 2014, the global asset management market stood at circa USD$74 trillion in size, almost half of which was accounted for by North America, and nearly a third by Europe26. The global market is highly fragmented, with the top ten managers accounting for around a third of the total assets, and hundreds of other managers accounting for the remainder. As such, the dynamics in all large markets are highly competitive. Aviva Investors is ranked 48th in ‘The World’s 500 Largest Asset Managers27.

Our main competitors are large global asset managers including Blackrock, State Street Global, Fidelity Investments, Schroders and Aberdeen, in addition to other UK and European insurer-owned asset managers with whom we compete on a product by product basis.

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

In the UK, we largely sell segregated mandates and specialist funds to pension schemes, local authorities and insurance companies. We also supply products to the retail and wholesale markets, principally through UK domiciled bond, real estate, equity, multi-asset and multi-strategy OEIC funds. The Aviva Investors Multi-Strategy (‘AIMS’) range of funds focuses on meeting the needs of our customers to achieve better outcomes with their investments. In addition, we have a range of pooled pension funds which are aimed at the smaller pension fund market, normally defined benefit schemes. We also have a range of specialist property funds, six money market funds domiciled in Dublin and Paris, and also offer feeder funds domiciled in the Cayman Islands for US and Australian investors.

Distribution

Aviva Investors has a Global Business Development team based in 16 locations with clients around the world. We manage relationships with a diverse range of clients including corporate and public sector pension funds, sovereign wealth funds, financial institutions, charities, insurance companies, wealth managers and national and local government bodies.

Our distribution model for our open-ended collective investment schemes focuses on wholesale distributors, asset allocators and small to mid-size institutional investors. In the UK, our retail products are promoted to investors via independent financial advisors, fund platforms, fund supermarkets and discretionary asset managers. In the United States, we have a strategic partnership with Virtus Investment Partners which provides Aviva Investors’ strategies to US customers in US open-ended mutual funds.

Our property funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and our money market funds are sold by a specialist sales team and target corporate treasury functions.

[26]	Boston Consulting Group, Global Asset Management 2014.
[27]	Towers Watson World 500 largest asset managers study 2014.

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

For additional information on our financial investments, see ‘IFRS Financial statements – Note 22 – Financial investments’.

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

Property partnerships

As part of their investment strategy, the UK and certain European policyholder funds have invested in a number of property limited partnerships (‘PLPs’), either directly or via property unit trusts (‘PLPs’), through a mix of capital and loans. The nature of our involvement in property partnerships is set out in the second and third paragraphs of the Investment vehicles section of ‘IFRS Financial Statements – Accounting policies – (D) Consolidation principles’. Property partnerships are accounted for as subsidiaries, joint ventures or financial investments depending on our participation and the terms of each partnership agreement. For each property partnership accounted for as a subsidiary, joint venture or financial investment, we are exposed to falls in the value of the underlying properties which are reflected as unrealised gains/losses on investment properties, our share of joint venture results and unrealised gains/losses on financial investments, respectively. However, the majority of these are in policyholder funds (rather than shareholder funds) so such losses are offset by changes in the amounts due to policyholders or unitholders, or UDS.

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

Investments held at 31 December 2015 and 31 December 2014 are listed below:

2015	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Carrying value in the statement of financial position £m
Investment property	6,647	4,116	538	11,301
Loans	83	3,386	18,964	22,433
Financial investments
Debt securities	24,022	91,006	47,936	162,964
Equity securities	47,394	15,627	537	63,558
Other investments	39,795	5,739	2,161	47,695
Total	117,941	119,874	70,136	307,951
Total %	38.3%	38.9%	22.8%	100.0%
2014	71,454	106,086	59,283	236,823
2014%	30.2%	44.8%	25.0%	100.0%

As the table indicates, approximately 22.8% of total investments can be directly attributed to shareholders. The apportionment of our shareholder assets is predominantly weighted towards debt securities and loans. In comparison, policyholder assets contain a greater proportion of equities and other investments (e.g. unit trusts), and participating funds contain a greater proportion of debt and equity securities, reflecting the underlying investment mandates.

We carry investments on our statement of financial position at either fair value or amortised cost. At 31 December 2015, approximately 99% of the Group’s total investments were carried at fair value on the statement of financial position.

For more information about financial investments analysed according to their accounting classification and valuation approach, as well as the cost, unrealised gains and losses, impairments, fair value and other information concerning financial investments, see ‘IFRS Financial statements − Note 22 − Financial investments’.

Debt securities

Participating fund asset and shareholder debt securities analysed by credit rating and sector

Participating fund asset and shareholder debt securities analysed by credit rating and product type as at 31 December 2015 are set out in the tables below. Government and corporate debt securities are further analysed by type of issuer.

					Ratings
2015 – Participating fund assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	13,715	—	—	—	8	13,723
Non-UK Government	6,526	13,604	2,069	7,821	389	56	30,465
Corporate
Public utilities	—	85	1,503	2,743	193	94	4,618
Convertibles and bonds with warrants	—	—	—	150	—	8	158
Other corporate bonds	4,877	4,634	10,068	9,843	2,244	2,945	34,611
Certificate of deposits	—	357	326	12	35	10	740
Structured	732	302	322	207	39	1	1,603
Wrapped credit	—	9	99	46	16	—	170
Other	318	87	620	1,996	995	902	4,918
Total	12,453	32,793	15,007	22,818	3,911	4,024	91,006
Total %	13.7%	36.0%	16.5%	25.1%	4.3%	4.4%	100.0%
2014	11,160	30,484	14,540	20,855	2,036	3,155	82,230
2014%	13.6%	37.1%	17.7%	25.3%	2.5%	3.8%	100.0%

					Ratings
2015 – Shareholder assets	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	—	8,940	50	—	—	199	9,189
Non-UK Government	4,138	3,489	850	1,085	2	2	9,566
Corporate
Public utilities	—	170	3,106	1,892	4	232	5,404
Convertibles and bonds with warrants	—	—	—	—	—	—	—
Other corporate bonds	2,227	2,959	8,109	5,095	481	2,127	20,998
Certificate of deposits	—	9	16	8	33	—	66
Structured	388	686	510	103	58	10	1,755
Wrapped credit	—	13	416	49	51	45	574
Other	17	5	88	115	62	97	384
Total	6,770	16,271	13,145	8,347	691	2,712	47,936
Total %	14.1%	34.0%	27.4%	17.4%	1.4%	5.7%	100.0%
2014	6,031	11,341	9,792	5,537	291	2,811	35,803
2014%	16.8%	31.7%	27.3%	15.5%	0.8%	7.9%	100.0%

Debt securities are graded according to external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the median rating of the available ratings from the major credit rating agencies. If a credit rating is available from only one of these rating agencies then this rating is used. If an individual security has not been given a credit rating by any of the major rating agencies, the security is classified as ‘non-rated’.

For the table above we have expressed our rating using a rating scale whereby investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. This rating scale is analogous with that used by major rating agencies.

At 31 December 2015, the proportion of our shareholder debt securities that are investment grade increased to 92.9% (2014: 91.3%). The remaining 7.1% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

•	1.4% are debt securities that are rated as below investment grade; and
•	5.7% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (2014: £2.5 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

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

				2015				2014
	Rating with insurance guarantee		Rating without insurance guarantee		Rating with insurance guarantee		Rating without insurance guarantee
	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total	Fair value £m	% of total
Wrapped credit
AAA	—	0.0%	—	0.0%	—	0.0%	—	0.0%
AA	24	3.1%	24	3.1%	18	3.3%	—	0.0%
A	543	69.8%	516	66.3%	346	64.2%	269	50.0%
BBB	98	12.6%	120	15.4%	90	16.7%	135	25.0%
Less than BBB	68	8.7%	68	8.7%	38	7.1%	—	0.0%
Non-rated	45	5.8%	50	6.5%	47	8.7%	135	25.0%
Not available without insurance guarantee	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	778	100.0%	778	100.0%	539	100.0%	539	100.0%

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

Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.7 billion (2014: £4.9 billion).

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

		Participating		Shareholder		Total
	2015 £bn	2014 £bn	2015 £bn	2014 £bn	2015 £bn	2014 £bn
Greece	—	—	—	—	—	—
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	—	—	0.1	0.2
Italy	4.4	4.8	0.3	0.1	4.7	4.9
Spain	0.8	0.9	0.4	0.4	1.2	1.3
Total Greece, Ireland, Portugal, Italy and Spain	5.9	6.5	0.8	0.7	6.7	7.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

		Participating		Shareholder		Total
	2015 £bn	2014 £bn	2015 £bn	2014 £bn	2015 £bn	2014 £bn
Greece	—	—	—	—	—	—
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	—	—	0.1	0.2
Italy	6.1	6.7	0.5	0.5	6.6	7.2
Spain	1.1	1.2	0.6	0.6	1.7	1.8
Total Greece, Ireland, Portugal, Italy and Spain	7.9	8.7	1.2	1.3	9.1	10.0

Equity securities

The table below analyses our investments in equity securities by sector.

2015	Policyholder £m	Participating £m	Shareholder £m	Total £m
Public utilities	2,674	688	5	3,367
Banks, trusts and insurance companies	10,603	3,270	153	14,026
Industrial, miscellaneous and all other	34,087	11,662	215	45,964
Non-redeemable preferred shares	30	7	164	201
Total	47,394	15,627	537	63,558
Total %	74.6%	24.6%	0.8%	100.0%
2014	26,324	8,813	482	35,619
2014%	73.9%	24.7%	1.4%	100.0%

Other investments

The table below analyses other investments by type:

2015	Policyholder £m	Participating £m	Shareholder £m	Total £m
Unit trusts and other investment vehicles	39,002	2,852	787	42,641
Derivative financial instruments	52	2,262	1,014	3,328
Deposits and credit institutions	327	28	105	460
Minority holdings in property management undertakings	114	597	249	960
Other	300	—	6	306
Total	39,795	5,739	2,161	47,695
Total %	83.5%	12.0%	4.5%	100.0%
2014	27,181	6,145	2,032	35,358
2014%	76.9%	17.4%	5.7%	100.0%

Property

Our global headquarters are located in St. Helen’s, 1 Undershaft, London, England, EC3P 3DQ. In addition, we have major offices in the following locations:

•	UK: UK Life, York and Bristol; UK General Insurance, Norwich; Aviva Investors, London;
•	Asia: Singapore;
•	North America: Scarborough, Ontario, Canada.
•	Europe: Paris, France; Dublin, Ireland; Madrid, Spain; Warsaw, Poland; and Milan, Italy.

As of 31 December 2015, we owned and occupied land and buildings for our own use with a total book value of £337 million (2014: £316 million). We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties, both directly and indirectly, for investment purposes, valued at £9,372 million at 31 December 2015 (2014: £7,521 million). The increase is primarily as a result of the acquisition of the Friends Life business.

Contractual obligations

Contractual obligations

Contractual obligations with specified payment dates at 31 December 2015 included the following:

	Less than one year £m	Between one & three years £m	Between three & five years £m	After five years £m	Total £m
Insurance and investment contracts
Long-term business
– Insurance contracts – non-linked[1]	9,048	17,676	14,614	95,303	136,641
– Investment contracts – non-linked[2]	64,735	—	—	—	64,735
– Linked business[2]	130,184	—	—	—	130,184
General Insurance[3]	5,858	3,507	1,654	2,955	13,974
	209,825	21,183	16,268	98,258	345,534
Other contractual obligations[4]
Borrowings	1,143	1,068	982	15,496	18,689
Operating lease obligations	95	178	151	493	917
Capital commitments	100	90	25	119	334
Payables and other financial liabilities[5]	9,146	291	348	3,212	12,997
Net assets attributable to unit holders	11,415	—	—	—	11,415
Total	231,724	22,810	17,774	117,578	389,886

Reconciliation to the statement of financial position	£m
Total contractual obligations above	389,886
Effect of discounting contractual cash flows for insurance contracts	(23,805)
Contractual undiscounted interest payments[6]	(9,795)
Difference between carrying value of borrowings and undiscounted cash flows of principle	(124)
Contractual cash flows under operating leases and capital commitments	(1,251)
Difference between derivative liabilities contractual cash flows and carrying value	(549)
Unallocated divisible surplus[7]	8,811
Provisions[8]	1,416
Current and deferred tax liabilities	2,251
Other liabilities	2,802
Total liabilities per statement of financial position	369,642
1	Amounts shown in respect of long-term insurance contracts represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of the contractual payments reflect either surrender, death or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing insurance and investment contract liabilities. The projected cash flows exclude the unallocated divisible surplus of with-profits funds (see below).
2	All linked contracts and almost all non-linked investment contracts may be surrendered or transferred on demand. For such contracts the earliest contractual maturity is therefore at the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. Although we expect surrenders, transfers and maturities to occur over many years, the total liability for linked and non-linked investment contracts is shown in the less than one year column above.
3	Amounts shown in respect of general insurance contracts are based on undiscounted estimates of future claim payments, including for those classes of business for which discounted provisions are held, see ‘IFRS Financial Statements– Note 36 – Insurance liabilities’. The timing of cash flows reflects a best estimate of when claims will be settled.
4	The Group has no material finance leases for property and equipment.
5	Includes obligations for repayment of collateral received under stock lending arrangements and derivative transactions amounting to £4,855 million.
6	When subordinated debt is undated or loan notes perpetual, the interest payments have not been included beyond 15 years. Annual interest payments in future years for these borrowings are £79 million. Contractual undiscounted interest payments are calculated using fixed interest rates or prevailing market floating rates as applicable.
7	The unallocated divisible surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities in the UK, which reflect the amount payable under the realistic Peak 2 reporting regime of the Prudential Regulatory Authority. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated divisible surplus.
8	Provisions include pension obligations, which have been excluded from the contractual obligations table above, due to the uncertainty of the amount and timing of future cash flows. The Group operates both funded defined benefit and funded defined contribution pension schemes, full details of which are provided in ‘IFRS Financial Statements – Note 44 – Pension obligations’. We have a contractual obligation to fund these schemes. However, the amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Our cash funding of defined contribution schemes is based on percentages of salary. Our cash contribution to defined benefit schemes is agreed in advance with scheme trustees. The Company and trustees have agreed to a long-term funding plan where contributions, together with anticipated growth on scheme investments are expected to eliminate the funding deficits over time. Contributions to these and the other schemes are regularly reviewed in light of changes in expectations of investment returns and other assumptions. The discounted scheme liabilities have an average duration of 19 years in the main UK scheme, 19 years in the RAC scheme, 19 years in the Irish scheme, 12 years in the Canadian scheme and 21 years in the Friends Provident Pension Scheme (FPPS).

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

Aviva’s risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing. These elements are expanded in the IFRS Financial statements – Note 53 – Risk management.

Principal risks and uncertainties

In accordance with the requirements of the FCA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 53 to the IFRS Financial statements. Our disclosures covering ‘risks relating to our business’ in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section ‘Risks relating to our business’.

Risk environment

The first half of 2015 saw strengthening economic growth in Europe, benefitting from accommodative monetary policy, a weak euro, continued low oil prices, while economic growth in the UK and US remained robust. Up until April, a combination of a positive macroeconomic outlook and the launch of the European Central Bank’s (ECB) quantitative easing programme in March led to global equity markets reaching all-time highs, weakening euro against the US dollar and pounds sterling, and reduced yields on eurozone sovereign bonds.

In the latter half of the year concerns over the sustainability of current growth rates in developed economies, growing evidence of an economic slowdown in China and other emerging economies, further severe falls in the price of oil and other commodities and geopolitical concerns over the Middle East have depressed equity markets reversing earlier gains. Despite these concerns the US Federal Reserve were sufficiently confident on the strength of the US economy to raise interest rates for the first time since 2006, which has underpinned the current strong US dollar.

These concerns are likely to continue into 2016 with the potential to depress equity markets and cause further financial market volatility and divergence amongst developed economies (US compared to eurozone in particular) in monetary policy, interest rates and economic growth, and exacerbate macroeconomic imbalances in the global economy. In the UK concerns over the outcome of the referendum on EU membership may depress sterling and the price of gilts. Despite the recent increase in interest rates by the US Federal Reserve the current low interest rate environment compared to historical norms is likely to persist in the intermediate future at least.

2015 also saw a number of high profile cyber security breaches for corporates in the UK and elsewhere and this risk is expected to increase in the future.

Continuing on from 2014, 2015 saw further change in UK public policy on pensions and from April 2016 annuitants will have the option to sell their annuity income to a third party for a cash lump sum. While in most of our markets conduct regulation and enforcement has received increased focus from national supervisors, as well as international supervisory bodies such as EIOPA and IAIS. This is expected to continue into the future.

In November 2015 the Group’s designation as a Global Systemically Important Insurer (G-SII) was re-confirmed. Among other policy requirements, this will result in new higher loss absorbency (HLA) capital requirements, which are still under development, to be applied from January 2019, if the Group remains a G-SII.

On 1 January 2016, Solvency II the new capital regime became effective. In December 2015, the PRA approved use of the Group’s internal model to calculate the regulatory capital requirement under Solvency II for much of the Group’s businesses. Over the next year or two the Group plans to apply to extend use of the internal model to other businesses within the Group, with a beneficial impact (if approved by the PRA and the relevant national supervisory authorities) on the Group’s capital requirement.

Risk profile

The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 53 of the IFRS financial statements.

The Group continues to manage its risk profile to reflect Aviva’s objective of maintaining financial strength and reducing capital volatility. In April 2015, the Group completed the acquisition of Friends Life. The principal impact of the acquisition on the Group’s risk profile has been to increase our exposure to equity price risk and UK life insurance risks, in particular lapse risk, as well as reducing the Group’s external leverage. Work was undertaken during 2015 to adopt the Aviva risk management framework in the former Friends Life businesses.

The Group continued to take steps to amend its risk profile, successfully completing a number of management actions. These include: the disposal of £2.2 billion of non-core commercial mortgages, the reinsurance of £0.7 billion of latent exposures to historical UK employer’s liability business (with conditional agreement to extend coverage to £0.8 billion); the purchase of interest swaps to better cash flow match our annuity portfolio; reducing exposure to longevity risk as a result of the RAC staff pension scheme entering into a longevity swap covering £0.6 billion of pensioner in payment liabilities; and reducing our operational risk exposures through investment in our Security Transformation programme in response to the increasing cyber security risk and on-going investment in simplifying our technology estate to improve resilience and reliability of our systems. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place. As described in note 53 to the IFRS Financial statements, a number of foreign exchange, credit and equity hedges are also in place. These are used to mitigate the Group’s credit and equity exposure, and enable the Group to accept other credit risks offering better risk adjusted returns while remaining within appetite. In addition, we renewed our catastrophe reinsurance programme to reduce the Group’s potential loss to an extreme insurance loss event.

During 2015, the Group continued to pay-down the inter-company loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings (AGH). By the end of February 2016, the balance of the loan had been reduced to £1.5 billion, below the level at which we estimate AIL would no longer rely on the loan to meet its stressed liabilities.

In 2015, the Group further enhanced the operating capability of its primary on-shore internal reinsurance mixing vehicle, Aviva International Insurance Limited (AII), and in December, AII received approval to use Aviva’s internal model to calculate its capital requirement. These steps now successfully concluded should enable the Group to significantly increase the amount of business ceded to AII, with the objective of promoting greater capital efficiency and realising the benefits of group diversification of risk through lower solo capital requirements in the ceding entities.

During 2015 the Group has continued to maintain its external leverage at a level commensurate with a AA rating.

Low interest rate environment

The Group continues to be adversely impacted by the low interest rate environment in a number of markets around the world. This has resulted in reduced interest spread on participating contracts (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts), and current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. As a result we continue to rebalance the Group’s revenues towards product lines, such as protection, that are not significantly sensitive to interest rate or market movements. Further information on the Group’s exposure to low interest rates is included in the sensitivity analysis in Note 53 of the IFRS Financial Statements.

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

Overall capital risk appetite, which is reviewed and approved by the Aviva Board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes a Solvency II capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis. Our risk appetite is consistent with a AA range credit rating.

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

Accounting basis:

Capital employed by segment and financing of capital

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2015 £m	2014 £m
Long-term savings	16,326	10,579
General insurance and health	5,870	6,007
Fund management	411	298
Corporate and other business[1]	2,537	702
Total capital employed	25,144	17,586
Financed by:
Equity shareholders’ funds	15,764	10,018
Non-controlling interests	1,145	1,166
Direct capital instrument and tier 1 notes	1,123	892
Preference shares	200	200
Subordinated debt	6,427	4,594
Senior debt	485	716
Total capital employed	25,144	17,586
1	Corporate and other business includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan agreement between Aviva Group Holdings and Aviva Insurance Limited (AIL).
2	Internal capital management mechanisms in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
3	Certain subsidiaries, subject to satisfying stand-alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and other borrowings.

At the end of 2015 we had £25.1 billion (2014: £17.6 billion) of total capital employed in our trading operations measured on an IFRS basis.

Regulatory capital – overview

Solvency II, the new Europe-wide prudential regulatory framework, came into force on 1 January 2016. This new regime puts in place a consistent solvency framework for insurers across Europe. 2015 was an important year for Aviva as it prepared for formal implementation of Solvency II on 1 January 2016. The Group has used a risk based capital model to assess economic capital requirements for a number of years which helped prepare for the new regime. Aviva’s Group Solvency II partial internal model was approved in December 2015 by the Prudential Regulation Authority (PRA). Whilst Solvency II is applicable from 1 January 2016, during 2015 and as at the year end the European Insurance Groups Directive (IGD) was still applicable.

Under the Solvency I regime effective until 31 December 2015, individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the PRA. These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times.

This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency I Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our business in Canada a risk charge on assets and liabilities approach is used.

From 1 January 2016 EU-based insurance groups are no longer required to disclose their solvency position under the European Insurance Groups Directive, as the regulatory framework has been replaced by the new Solvency II regime. As such, after 31 December 2015 Aviva will no longer disclose its solvency surplus under the IGD rules.

Regulatory capital – Group

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	31 December 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	11.8	10.8	22.6	14.4
Less: capital resources requirement	(11.8)	(4.8)	(16.6)	(11.2)
Insurance Groups Directive (IGD) excess solvency	—	6.0	6.0	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.2 times	1.6 times

The IGD regulatory capital solvency surplus has increased by £2.8 billion since 31 December 2014 to £6.0 billion. The key drivers of the increase are the acquisition of Friends Life (£1.6 billion), adjusted operating profits (£1.6 billion) and the net issue of hybrid debt (£0.4 billion), offset by dividend payments and pension scheme funding (£0.5 billion).

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2014	3.2
Acquisition of Friends Life	1.6
Adjusted operating profits net of integration and restructuring costs	1.6
Net hybrid debt issue[1]	0.4
Dividends and appropriations	(0.3)
Pension scheme funding	(0.2)
Outward reinsurance of latent reserves[2]	0.2
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.4)
Estimated IGD solvency surplus at 31 December 2015	6.0
1	Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments redeemed in the second half of 2015.
2	Outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).

Regulatory capital – UK Life with-profits fund

The available capital of the with-profits funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profits funds less the realistic liabilities for non-profits policies within the funds, less asset shares aggregated across the with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the four main UK with-profits funds: New With-Profits Sub-Fund (NWPSF), Old With-Profits Sub-Fund (OWPSF), With-Profits Sub-Fund (WPSF) and Friends Provident With-Profits Fund (FP WPF). Realistic balance sheet information for the five Friends Life (FL) with-profits funds that are closed to new business have been disclosed as ‘Other FL WPFs’ including: FPLAL With-Profits Fund (FPLAL WPF), FLC New With-Profits Fund (FLC New WPF), Old With-Profits Fund (FLC Old WPF), FLAS With-Profits Fund (FLAS WPF) and WL With-Profits Fund (WL WPF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group’s IFRS Statement of financial position at 31 December 2015 and 31 December 2014, with comparatives at 31 December 2014 including NWPSF, OWPSF and WPSF only.

						31 December 2015	31 December 2014
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.0	(14.0)	—	2.1	(0.2)	1.9	1.9
OWPSF	2.6	(2.4)	0.2	—	—	0.2	0.2
WPSF[4]	16.7	(15.2)	1.5	—	(0.3)	1.2	1.3
FP WPF[5]	7.2	(7.0)	0.2	—	(0.2)	—	—
Other FL WPFs[6]	10.7	(10.7)	—	—	—	—	—
Aggregate	51.2	(49.3)	1.9	2.1	(0.7)	3.3	3.4
1	Realistic liabilities include the shareholders’ share of accrued bonuses of £0.8 billion (31 December 2014: £(0.2) billion). Realistic liabilities adjusted to eliminate the shareholders’ share of accrued bonuses are £48.5 billion (31 December 2014: £33.0 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion, £3.2 billion, and £0.8 billion for NWPSF, OWPSF, WPSF and FP WPF respectively (31 December 2014: £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2014 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3	The support arrangement represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2015 (31 December 2014: £2.1 billion).
4	The WPSF fund includes the Ireland With-Profits Sub-Fund (IWPSF) and the Provident Mutual (PM) Fund which have realistic assets and liabilities of £2.4 billion in total, and therefore do not contribute to the realistic inherited estate.
5	For FP WPF the realistic inherited estate is restricted to the estimated risk capital margin with excess available capital used to enhance asset shares.
6	Includes FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF. For these funds it is assumed that the entire estimated realistic inherited estate is distributed to policyholders.

Investment mix

The aggregate investment mix of the assets in the four main with-profit funds at 31 December 2015 and three main with-profit funds at 31 December 2014 was:

	31 December 2015%	31 December 2014%
Equity	30%	24%
Property	10%	10%
Fixed interest	54%	59%
Other	6%	7%

The equity backing ratios, including property, supporting with-profit asset shares are 75% in NWPSF and OWPSF, 72% in WPSF and 45% in FP WPF.

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

The Group’s overall financial strength is reflected in our credit ratings. The Group’s rating from Standard and Poor’s is A+ (strong) with a Stable outlook; A1 (good) with a Stable outlook from Moody’s; AA- (very strong) with a Stable outlook from Fitch Ratings; and A (excellent) with a Stable outlook from A.M. Best.

Financial flexibility

The Group’s borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.0 billion, the majority of which was held within Aviva Group Holdings Limited at the 2015 year end, the Group also has access to unutilised committed credit facilities of £1.7 billion provided by various highly rated international banks.

This page is intentionally left blank

Governance

37

Chairman’s governance letter

Dear shareholder

I am pleased to present this year’s directors’ and corporate governance report, which is my first as Chairman

As Chairman and as a Board, we take our governance responsibilities extremely seriously: we take pride not only in what we do but also in the way that we conduct our business and deliver our strategy. Our governance structure is key to this: good governance helps to deliver value for customers and shareholders and to manage the inherent risks of the business prudently.

Governance in 2015

During the year, we have sought to ensure that our governance structures at Board, committee and subsidiary company levels continue to be appropriate for the businesses and the markets in which we operate around the world, while supporting our overall strategy and culture. It is important that our approach to governance matches our values: Care More; Kill Complexity; Never Rest; and Create Legacy.

In 2015, we have strengthened governance within the Group by codifying the principles for subsidiary governance and issuing specific guidance for individual legal entities. This has supported effective decision-making by providing clarity on the relationship between Aviva plc, as ultimate shareholder and subsidiary boards. These principles also articulate our governance expectations at every level in our corporate structure.

In other areas of the business, we have announced our desire to maximise our competitive advantage as a composite insurer and asset manager by launching UK Digital, a new business structure to develop our digital service and capability. UK Digital has required an evolution in our governance processes. An example of how our governance structure has adapted over the year to support our work on UK Digital is contained within this report. Other areas of business focus which have featured on our governance agenda have included Solvency II readiness, IT infrastructure, conduct risk and the integration of Friends Life.

Board changes and succession planning

There were several changes to the composition of the Board in 2015 which are detailed in the directors’ and corporate governance report in this report. During the year, the Nomination Committee discussed matters relating to Board composition, succession and talent planning at executive level and this is an area that will continue to be part of its agenda during 2016. In addition to those changes made in 2015, on 8 February 2016 we were pleased to announce the appointment of Claudia Arney to the Board as an Independent Non-Executive Director. Our Board and executive team have a wide and diverse range of skills as indicated in the charts opposite. Gender diversity is considered as one aspect of those discussions: we have made progress towards achieving our target of 25% female representation on the Board, and we remain committed to improving this position further when the appropriate opportunity arises. The Nomination Committee report contains further information on our approach.

Effectiveness and evaluation

As Chairman it is my role to provide leadership to ensure that it is possible to make high-quality decisions and ensure the operation of an effective Board. I am supported by all the directors but particularly by Sir Malcolm Williamson, the Senior Independent Director, who meets independently with the other directors and with the Company’s major shareholders when required. This report contains an interview with Sir Malcolm who reflects on his impressions of Aviva since joining the Board in April 2015.

During 2015, the Board and each committee conducted its annual evaluation of its own performance. This was externally facilitated and the findings provided a clear agenda for us to continue to improve as a Board, including the opportunity to focus on succession planning and on the quantity and quality of information being presented to the Board. Further detail on the results of the Board evaluation can be found in this report.

Governance framework

This year the Board and each of its committees have applied the revised UK Corporate Governance Code (the Code), to the Group for the 2015 financial year.

The directors’ and corporate governance report and the directors’ remuneration report have been prepared in order to provide shareholders with a comprehensive understanding of how the Board and its committees operate within Aviva’s governance framework. The reports demonstrate how we meet the requirements of the Code and other guidance and how we structure ourselves to meet the changing regulatory environment and deliver value for customers and shareholders.

Communication with shareholders is extremely important to the Board and I very much look forward to discussing the Group’s progress with you at our forthcoming Annual General Meeting.

Sir Adrian Montague CBE

Chairman

9 March 2016

Board of directors: Biographies

Board of Directors

We have a strong, experienced and diverse Board with a good balance of skills

Nationality: British Appointment date: 14 January 2013 8 May 2013 as Senior Independent Director 29 April 2015 as Chairman Committee membership: Nomination Committee (Chair)	Nationality: New Zealander Appointment date: 1 December 2012 1 January 2013 as Chief Executive Officer Committee membership: N/A	Nationality: American Appointment date: 28 April 2014 Committee membership: N/A	Nationality: British Appointment date: 29 April 2015 Committee membership: N/A

Skills and Experience:

Sir Adrian’s previous experience as a Board member and as Senior Independent Director brings continuity to the Board and a deep knowledge of the Company and its businesses.

Sir Adrian has significant experience of the financial services industry, government affairs and regulatory matters. He has previously been the chairman of a number of companies across a variety of sectors including Friends Provident plc, Anglian Water Group Ltd, British Energy Group plc, Michael Page International plc, UK Green Investment Bank plc, 3i Group plc and Cross London Rail Links Ltd.

He was formerly a partner at Linklaters & Paines.

External Appointments:

Sir Adrian is currently chairman of The Manchester Airports Group plc and The Point of Care Foundation (charity) and non-executive director of Cellmark Holdings AB (forest products).

Skills and Experience:

Mark has extensive experience of leading major international insurance companies and has an excellent track record as a focused and inspirational business leader.

Under his leadership, Aviva has emerged with a strong financial position and a clear strategy to fully maximise the potential of the business. In 2015 Mark led the £6 billion acquisition by Aviva of the Friends Life Group and the subsequent integration which is progressing ahead of schedule.

Mark continues to lead campaigns on issues of importance to Aviva’s customers and has emerged as a major commentator in debates about the role of business in society.

Previously, Mark worked for 14 years in Asia, including as chief executive officer of AIA Group, based in Hong Kong. He repositioned AIA into the leading pan-Asian insurance company, creating a stronger and significantly more valuable independent entity, leading to the largest initial public offering in the corporate history of Hong Kong.

External Appointments:

None.

Skills and Experience:

Tom brings to his position as Chief Financial Officer diverse experience, having held senior positions in highly respected US firms including his role as head of Global Financial Institutions Advisory at the investment and advisory firm Blackstone Advisory Partners LP.

Tom has played a fundamental role in our strategic decision making and has continued to drive forward our investment thesis of cash flow plus growth. Tom’s considerable experience and financial expertise has also been invaluable in the Board’s deliberations concerning the acquisition of the Friends Life business and in our preparations for Solvency II.

Prior to joining the Company, Tom worked primarily as an investment banker, which included advising Aviva. He also has experience as a corporate lawyer and as an asset based lender. His other senior positions were at Credit Suisse; Donaldson, Lufkin & Jenrette; and Cravath, Swaine & Moore LLP.

External Appointments:

Tom is a trustee of Trout Unlimited (conservation).

Skills and Experience:

Andy joined the Board to lead Aviva’s enlarged UK Life business following the acquisition of Friends Life where he was group chief executive.

He has more than 25 years of operational and executive experience across life assurance and general insurance, both in the UK and overseas. He has extensive knowledge of the UK regulated environment combined with experience in capital and risk management. At Friends Life he led the transformation of the three acquired businesses and brings his strategic and business skills, experience of organisational change, and knowledge of the Friends Life business, to the Board.

Andy was formerly chief executive officer of Scottish Widows plc, the life insurance business of Lloyds Banking Group plc and the Prudential Group’s retirement income business.

External Appointments:

Andy is deputy chair of the board of the Association of British Insurers (ABI) and represents the ABI at the Financial Conduct Authority Practitioner Panel. He is also a member of the NSPCC’s fundraising committee.

Nationality: British Appointment date: 29 April 2015 Committee membership: Audit Committee Governance Committee Nomination Committee Remuneration Committee	Nationality: British Appointment date: 8 February 2016 Committee membership: Nomination Committee	Nationality: British Appointment date: 27 February 2012 Committee membership: Audit Committee (Chair) Nomination Committee Risk Committee

Skills and Experience:

Sir Malcolm brings to the Board more than 50 years’ leadership experience in the insurance and banking sectors and has extensive knowledge of the UK life insurance market. Sir Malcolm also brings a detailed knowledge of Friends Life, providing vital continuity during the integration of the businesses.

Sir Malcolm gained extensive experience while fulfilling a number of senior positions including his role as chairman of Clydesdale Bank plc, group chief executive of Standard Chartered plc and deputy chairman of Resolution plc.

External Appointments:

Sir Malcolm is currently chairman of Cass Business School’s Strategy and Development Board, the Board of Trustees of Youth Business International Ltd, the Governing Council of the Centre for the Study of Financial Innovation and NewDay Group Ltd (banking).

Skills and Experience:

Claudia has a wide range of experience as both an executive and non-executive director across a number of sectors including financial services, digital and government.

Previously Claudia was deputy chairman and senior independent director of Telecity plc, chairman of the Public Data Group and a non-executive director of Which?, Doctors.net.uk, Transport for London and Partnerships UK. In her executive career, Claudia was group managing director of Emap and was responsible for transforming the predominantly print trade publishing business into a digital data and information business.

External Appointments:

Currently Claudia is a non-executive director of Derwent London plc (commercial real estate), Halfords Group plc and the Premier League. She is also a member of the Advisory Board of the Shareholder Executive.

Skills and Experience:

Glyn has extensive experience as a business leader and a trusted adviser to FTSE100 companies and their boards on a wide variety of corporate and finance issues. He possesses a deep understanding of accounting and regulatory issues together with in-depth transactional and financial services experience.

Glyn was formerly vice chairman, UK of PricewaterhouseCoopers LLP with responsibility for leading the executive team for the Europe, Middle East, Africa and India regions.

External Appointments:

Currently Glyn is chairman of Interserve plc (support services and construction), Irwin Mitchell (law firm) and Transocean Partners LLC (offshore drilling); non-executive director of Transocean Ltd and Berkeley Group Holdings plc (construction); and a trustee of English National Opera.

Nationality: Australian Appointment date: 1 December 2013 Committee membership: Remuneration Committee (Chair) Audit Committee Nomination Committee	Nationality: Spanish Appointment date: 26 June 2015 Committee membership: Governance Committee Nomination Committee Risk Committee	Nationality: Australian Appointment date: 1 January 2010 Committee membership: Risk Committee (Chair) Audit Committee Nomination Committee	Nationality: British Appointment date: 12 September 2013 Committee membership: Governance Committee Nomination Committee Remuneration Committee Risk Committee

Skills and Experience:

Patricia brings a broad range of experience and skills to the Board, gained over more than 30 years across financial services and other regulated industries in the United States, Europe and Australia.

She was previously group executive, wholesale banking and finance at National Australia Bank Ltd and has worked in senior roles with JP Morgan Chase and BNP Paribas.

Patricia was formerly a non-executive director at Suncorp-Metway Ltd (insurance and banking), AMP Ltd (insurance), Westfarmers Ltd (ASX10 conglomerate including insurance), Qantas Airways Ltd and National Australia Bank Ltd.

External Appointments:

Patricia is currently chair of the Commonwealth Superannuation Corporation and a non-executive director of Macquarie Group Ltd and Macquarie Bank Ltd. She is an ambassador for the Australian Indigenous Education Foundation.

Skills and Experience:

Belén brings to the Board significant experience of the financial services industry, including a detailed knowledge of insurance and European regulation.

As a former Spanish civil servant, Belén has held senior positions at the Spanish Treasury, the International Monetary Fund, the European Central Bank, the Organisation for Economic
Co-operation and Development and the European Commission.

Belén has held non-executive positions at Ageas (insurance), Acerinox (stainless steel manufacturing conglomerate) and Banesto (banking).

External Appointments:

Belén is currently an independent non-executive director of Banco Santander.

Skills and Experience:

Michael brings to the Board a wealth of knowledge and experience gained over a long career in the banking and insurance industries, in both executive and non-executive roles in Europe, Asia and Australia.

He was formerly chief executive and managing director of Insurance Australia Group, group chief executive of business and consumer banking at Westpac Banking Corporation and chairman of the Insurance Council of Australia.

External Appointments:

Michael is currently a non-executive director of Macquarie Group Ltd, Macquarie Bank Ltd and Washington H Soul Pattinson Pty and Company Ltd (investment).

Michael is chairman of The George Institute for Global Health.

Skills and Experience:

Michael has extensive experience of implementing transformation programmes and also brings an in-depth understanding of the financial services sector.

He has more than 30 years of experience in the financial services and retail sectors. He was formerly a senior partner at McKinsey & Company and started his career at N M Rothschild as an analyst.

Michael also gained governmental experience at the Central Policy Review Staff (now the Number 10 Policy Unit).

External Appointments:

Michael is currently the senior independent director at the Care Quality Commission.

Nationality: American Appointment date: 28 January 2013 Committee membership: Audit Committee Nomination Committee Remuneration Committee Risk Committee	Nationality: British Appointment date: 5 December 2007 Committee membership: Governance Committee (Chair) Nomination Committee Risk Committee	Nationality: British Appointment date: 22 December 2010 Committee membership: N/A

Skills and Experience:

Bob brings significant accounting and financial services experience to the Board from his roles in actuarial, insurance and financial services practices.

He has had a number of managing partner roles at Ernst & Young, culminating in being managing partner, Global Actuarial Practice.

Bob is a certified public accountant and a fellow of the Society of Actuaries. He is a member of the American Institute of Certified Public Accountants and a member of the American Academy of Actuaries.

External Appointments:

Bob is currently a non-executive director of Assurant, Inc (US specialty insurance), a director of Resolution Life Holdings, Inc. and is a trustee emeritus of the board of trustees of the US Actuarial Foundation.

Skills and Experience:

Scott has a wealth of business experience in the retail sector and a good understanding of customer priorities. He brings expertise in driving excellence in customer service within the business.

Scott has served on the Board for more than eight years giving him extensive historical knowledge of the Company and providing valuable continuity to the Board.

He was former chief executive officer of Best Buy Europe, director of The Boots Company plc (now known as The Boots Company Ltd), managing director and retail director of Boots the Chemist at Alliance Boots plc, and director of the British Retail Consortium. He formerly held a number of senior executive positions at Tesco plc, including chief executive of Tesco in Japan.

External Appointments:

Scott is currently a non-executive director of Santander UK plc.

Skills and Experience:

Kirstine joined Aviva in 1991 and is the Group General Counsel and Company Secretary for Aviva plc and heads the Office of the Chairman.

She established the legal and secretarial function as a global team and is responsible for the provision of legal services to the Group, legal risk management, regulatory compliance, public policy and corporate responsibility. She also supports the Chairman and the Board in the discharge of their responsibilities.

Kirstine is a lawyer and held a number of legal and senior management roles within Aviva’s legacy companies before leading the Group legal function of Aviva for eight years.

External Appointments:

Kirstine is a board member of the English National Ballet, ENB Productions Ltd and English National Ballet Enterprises Ltd.

Group Executive: Biographies

Group Executive

The Group Executive focuses on our strategy, business model, financial and business performance and ensures that the Group remains committed to being a True Customer Composite

Go to page 40 to read Mark’s biography.	Go to page 40 to read Tom’s biography.	Go to page 40 to read Andy’s biography.	Go to page 43 to read Kirstine’s biography.

Joined Aviva in 2013

Nick is responsible for the transformation programme across the Group, which includes driving the integration and cost synergies associated with the Friends Life integration. Nick has a strong international background in consumer banking, insurance and transformation projects over a 40 year career.

Joined Aviva in 2001

Angela is responsible for Aviva’s risk function, providing oversight and challenge on the Group’s management of risks, and the continual development of the Solvency II internal model and risk management framework. Angela has held a variety of actuarial roles within Aviva, including UK Life chief actuary.

Joined Aviva in 2002

David is responsible for Aviva’s European, Indian and health business across the Group. David was previously group transformation director with responsibility for managing the implementation of Aviva’s strategic plan across the Group.

Joined Aviva in 2015

Sarah is responsible for the leadership of Aviva’s people and communication strategy. Sarah has significant international experience, particularly in transformation and change across a number of industries. She was most recently global human resources director for a division of Thomson Reuters.

Joined Aviva in 2014

Euan is responsible for driving Aviva Investors’ expertise in managing Aviva’s own funds, and has widened Aviva Investors’ distribution network whilst achieving scalability within the organisation. Euan has significant experience in fixed income and multi-asset management in an insurance environment.

Joined Aviva in 2014

Monique has led the transformation of Aviva’s information security capability, and established a three year programme to simplify Aviva’s IT estate, whilst continuing to deliver a high-volume of change to support the business. Monique previously worked as chief technology officer at Capital One and had responsibility for defining and driving their technology strategy.

Joined Aviva in 1992

Maurice has repositioned the global General Insurance business within the Group, whilst championing the “Road to Reform” campaign to reform the UK motor insurance market to the benefit of customers. Prior to his appointment Maurice held the role of chief executive officer of Aviva Canada.

Joined Aviva in 2014

Chris is responsible for the strategic growth of Aviva’s Asian businesses and overall leadership of Aviva’s digital product transformation. Prior to joining Aviva, Chris was group chief executive officer and executive director of Great Eastern Holdings Ltd.

Joined Aviva in 2010

Jason is responsible for the Group’s strategy, capital and insurance investments, which includes capital management and allocation, asset liability management, treasury, reinsurance and mergers & acquisitions. He was previously managing director in the Financial Institutions Group at Morgan Stanley, with management responsibility for the European asset management sector.

Directors’ and corporate governance report

Directors’
  and corporate
governance report

This report sets out the role and activities of the Board and explains how the Group is governed

The UK Corporate Governance Code

As a UK premium listed company, Aviva has adopted a governance structure based on the principles of the UK Corporate Governance Code 2014 (the Code). Further details of how the Company has applied the Code principles and complied with its provisions, are set out in this report and the directors’ remuneration report.

The Board’s view is that the Company was compliant throughout the accounting period with the relevant provisions of the Code. Further information on the Code can be found on the Financial Reporting Council’s website www.frc.org.uk

The Board

The Board’s role is to provide entrepreneurial leadership within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board believes that a strong system of governance throughout the Group is essential in ensuring that the business runs smoothly. This aids effective decision-making and supports the achievement of the Group’s objectives for the benefit of customers and shareholders.

The Board is responsible to shareholders for promoting the long-term success of the Company and, in particular, for setting the Group’s strategic aims, monitoring management’s performance against those strategic aims, setting the Group’s risk appetite, ensuring the Group is adequately resourced, and that effective controls are in place. The Board, supported by the Governance Committee, also sets the values and supports the culture of the Group.

The duties of the Board are set out in its terms of reference which address a wide range of corporate governance matters and list those items that are specifically reserved for decision by the Board. They also set out those matters that must be reported to the Board, such as senior leadership changes, significant litigation or material regulatory breaches and explain how matters that arise between scheduled meetings should be dealt with. The Board delegates clearly defined responsibilities to various committees and reports from the Audit, Governance, Nomination and Risk Committees are contained in this report. A report from the Remuneration Committee is included in the directors’ remuneration report.

The terms of reference for each of the committees can be found on the Company’s website at www.aviva.com/committees and are also available from the Group Company Secretary.

We have included a number of case studies in the report this year to highlight areas of interest. For example, later in this report you will find an interview with Sir Malcolm Williamson who joined the Aviva Board in April 2015 following the completion of the Friends Life acquisition and opposite, details of the governance oversight we are applying to the digital business.

Board Responsibilities and allocation of agenda time

People, Board effectiveness and succession planning – 5%

Ensure adequate succession planning including changes to the composition of the Board and its committees, and undertaking the annual effectiveness review.

To set and uphold the values and standards of the Company.

Financial reporting and controls, capital structure and dividend policy – 19%

Review the financial results and forecasts; reports on performance against the financial plan; competitor results and treasury activities.

Solvency II – 8%

Approve the Group’s Partial Internal Model Application Package (IMAP).

Apply Solvency II (SII) principles to manage risk and capital. Define risk management practices and measure progress.

Significant transactions and expenditure – 10% Consider, review and approve updates on transactions and expenditure.

Group strategy and business
plans – 30%

Set the Group’s strategic aims and approve the Group Plan; monitor the performance of the Group and its management against its strategic aims; receive reports on changes in senior management; regulatory developments; and the control environment.

Group risk appetite and
framework – 10%

Set the Group’s risk appetite and monitor the Group’s significant risks; the Group’s capital and liquidity position; and compliance with business standards and controls.

Corporate governance – 18%

Review and approve all financial results announcements, the Form 20-F and significant shareholder communications. Receive regular reports from each committee and updates on proposed changes to legislation and regulatory matters.

Activities during 2015

Group strategy and business plans

„	Approved the 2016-2018 Group Plan and received presentations and reports from business units in respect of strategy execution and performance against Plan
„	The Board received regular reports from the Group Chief Executive Officer which contained updates on the Group’s financial performance; discussions of any proposed corporate transactions; changes in senior management; regulatory developments; and the control environment, together with progress against the Group Plan and the Group’s strategy

Group risk appetite and framework

„	The Board received reports from the Chief Risk Officer on the Group’s significant risks and regulatory issues; monitored the Group’s risk appetite; ensured compliance with business standards and controls; and received updates on the Group’s capital and liquidity position

Corporate governance

„	The Board received regular updates from its committees and management on legislation and proposed consultations that may affect the Company’s legal and regulatory obligations
„	The Board ensured that governance structures remained appropriate for the businesses and the markets in which we operate around the world, while supporting the overall strategy and culture. The Board supported the development of the Subsidiary Governance Principles

Significant transactions and expenditure

„	The Board agreed the Aviva content of the prospectus and circular that was sent to shareholders in connection with the acquisition of Friends Life
„	Regular updates regarding the progress of the Friends Life integration were made to the Board
„	Consideration and recommendation of the proposed acquisition of RBC General Insurance Company by Aviva Canada, which was announced on 21 January 2016

Solvency II

„	The Board approved the IMAP and received tailored training on SII including Pillar 3 with Risk Committee members receiving more detailed training on specific areas

Financial reporting and controls, capital structure and dividend policy

„	As part of its annual work plan, the Board reviewed the financial performance of the Company and approved all financial results announcements, the annual report and accounts and dividend payments
„	The Board considered the Group capital and liquidity requirements arising from the Company’s strategy and Group Plan

People, Board effectiveness and succession planning

„	Succession planning was a focus for the Board in 2015 and further details are provided in the Nomination Committee report
„	The Board undertook an external evaluation of its effectiveness and the effectiveness of each committee and the individual directors during 2015. Further details are included later in this report

The directors

2015 Board changes

As at the date of this report the Board comprises the Chairman, three Executive Directors and nine Independent Non-Executive Directors (NEDs).

On 29 April 2015, the date of the 2015 Annual General Meeting (AGM), Sir Adrian Montague CBE, who was the Company’s Senior Independent Director, was appointed as Chairman of the Board in place of John McFarlane who retired on the same date. As explained in the Company’s 2014 annual report, and given the well developed succession plan that had been put in place for this position the Board decided not to use an external search consultancy or open advertising for this appointment.

Prior to Sir Adrian’s appointment as Chairman, the Nomination Committee reviewed the time commitment required for the role and noted that Sir Adrian intended to reduce his external commitments to give him sufficient time to dedicate to the role. During the year, Sir Adrian retired as Chairman of Anglian Water Group Ltd and 3i Group plc and also resigned as a non-executive director from Skanska AB.

In addition, following the acquisition of Friends Life, Sir Malcolm Williamson and Andy Briggs joined the Board on 29 April 2015. Sir Malcolm replaced Sir Adrian as the Company’s Senior Independent Director and Andy Briggs became Chief Executive Officer of the enlarged UK Life business.

Gay Huey Evans retired from the Board on 29 April 2015 and Belén Romana García was appointed as a NED on 26 June 2015. Since the year end, the Company has announced the appointment of Claudia Arney as a NED with effect from 8 February 2016.

NED appointments

The Board’s policy is to appoint and retain NEDs who can apply their wider business knowledge and experiences to their oversight of the Group and to review and progressively refresh the skills on the Board. The report of the Nomination Committee sets out the work carried out during the year on succession planning for the Board. Committee membership is also regularly refreshed.

Appointments of NEDs are made by the Board subject to the usual regulatory approvals and continued satisfactory performance following the Board’s annual performance evaluation. Their appointment is also subject to the Company’s articles of association which prescribe that all serving directors will retire and stand for re-election at each AGM.

NEDs are required to be able to present objective, rigorous and constructive challenge to management, drawing on their wider experiences to question assumptions and viewpoints. The NEDs should also assist management in the development of the Company’s strategy. To be effective, it is the Board’s view that the majority of our NEDs should have a sound understanding of the financial services industry so as to be able to evaluate properly the information provided.

Board independence

Each NED must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively.

The Board, having considered the matter carefully, is of the opinion that all of the current NEDs remain independent and free from any relationship or circumstances that could affect, or appear to affect, their independent judgement. Scott Wheway has served on the Board since his appointment in December 2007 and Mike Hawker since his appointment in January 2010, and accordingly in early 2016 their performance, including their independence, was the subject of a particularly rigorous review pursuant to the requirements of the Code. The Board remains satisfied that they remain independent and that they continue to make valuable contributions in their various roles. Scott will remain on the Board until the end of 2016 at which point he will retire.

Over half of the Board members, excluding the Chairman, are independent NEDs. Biographical details including a summary of the skills and experience the directors bring to the Board are set out in their biographies on pages 40 to 43 and in the Company’s 2016 Notice of Annual General Meeting.

Time commitment

In considering the time commitment required from directors the Board takes into account the number of other external commitments that each director has. The time commitments of the NEDs are assessed as part of the annual review of their effectiveness and each director has demonstrated that they have sufficient time to devote to their present role with Aviva. Under the Board’s policy on this matter, executive directors may hold one external directorship and must obtain the prior consent of the Board before accepting a non-executive directorship in any other company. Executive directors may retain the fees from any such directorship. Details of any external non-executive directorships held by executive directors during 2015 are shown in the directors’ remuneration report.

Board diversity

The diversity charts, that are contained within the governance letter earlier in this report, show that Aviva has a strong Board with a range of different skills. One of the benefits arising from the Friends Life acquisition was the opportunity to invite Sir Malcolm Williamson and Andy Briggs to join the Board. Both have a wide range of industry experience which is now benefiting the enlarged Group. In addition, the Group has benefitted from appointing three new NEDs, who were formerly on the Board of Friends Life, to the UK Life subsidiary boards which retains valuable knowledge and experience within the Group.

Independent advice

All directors have access to the advice and services of the Group Company Secretary and the Board has established a procedure whereby directors wishing to do so in furtherance of their duties may take independent professional advice at the Company’s expense. No such requests were made during 2015.

The Company arranges appropriate insurance cover in respect of legal actions against its directors. The Company has also entered into indemnities with its directors as described on page 69.

The Chairman and Group CEO

Role profiles are in place for the Chairman and the Group Chief Executive Officer (Group CEO), which clearly set out the duties of each role. The Chairman’s priority is to lead the Board and ensure its effectiveness; the Group CEO’s priority is the management of the Group. The Board has delegated the day-to-day running of the Group to the Group CEO within certain limits, above which matters must be escalated to the Board for determination.

Senior Independent Director

The Senior Independent Director’s (SID) role is to act as a sounding board for the Chairman, to serve as an intermediary for the other directors where necessary and to be available to shareholders should they have concerns that they have been unable to resolve through normal channels, or when such channels would be inappropriate. During the year the NEDs, led by Sir Adrian Montague prior to 29 April 2015, and following this date, by Sir Malcolm Williamson, met several times without the Chairman present. An interview with Sir Malcolm follows on the next page.

The role of the Board and role profiles for the Chairman, SID, Group CEO and NEDs can be found on the Company’s website at www.aviva.com/roles.

AN INTERVIEW WITH…

Sir Malcolm Williamson –

Senior Independent Director

Sir Malcolm discusses his initial impressions of Aviva and the importance of the Board induction process

You have joined the Aviva Board and have significant leadership experience in the financial services sector. What are your first impressions of Aviva?

Moving to Aviva has meant moving from a life insurer to a composite and the opportunities for Aviva are exciting. Some challenges are common to all insurers – sustainability, a revolution in how customers want to deal with us and issues like Solvency II.

I’ve been particularly impressed by the drive, technical expertise and strength of the workforce across the Company, and not least in the management team and amongst my Board colleagues, as well as the robustness of the governance arrangements. The new Subsidiary Governance Principles help support this and bring further clarity to our structure.

I strongly believe in effective corporate governance and see this as a definite strength in Aviva and key to its success going forward. Good succession planning, both at Board level and throughout the organisation, is also essential – these areas I am pleased to say are a focus at Aviva.

What do you think you have brought to the Aviva Board and as Aviva’s Senior Independent Director?

I bring considerable experience of the insurance sector, particularly life insurance. As its former Chairman, I specifically bring a detailed knowledge of the Friends Life business, which is also the case for Andy Briggs. I think this continuity is essential with any type of transaction and the subsequent integration of the business and the issues it faces. I am pleased my former Friends Life non-executive directors, Belinda Richards, Mel Carvill and David Allvey remain on the UK Life boards to support this. I also believe I add an independence of judgement and challenge to Board discussions which is vital to being an effective SID.

Since the acquisition I have chaired meetings of my fellow NEDs as part of the ongoing effectiveness process and reviewed the workings of the Board and of the Chairman and this is something I will continue.

Finally I bring a great enthusiasm to continue the journey we have started together!

Aviva has highlighted the importance of a comprehensive induction process for all. Have you found this valuable?

I have always believed that a good induction process is essential not just at Board level. Throughout the organisation there has been a big drive to improve this and recent efforts to recruit and develop new talent, for example through the new programmes for graduates, make this even more important.

My experience, along with Andy Briggs’, has been slightly different from the induction a member of the Board would normally receive as I had already met with Aviva’s directors and senior executives and received a lot of information about the Group as part of the due diligence undertaken on the transaction.

Nevertheless, I have received a comprehensive induction with a series of meetings with individual Board members and senior management to gain a more detailed and tailored understanding of Aviva’s business. This has included visits to several business unit operations such as Canada and Poland and meetings with the Company’s major shareholders and advisors.

What do you look forward to at Aviva in 2016?

I look forward to continuing to build the enlarged Group. As a business Aviva is well placed to seize the opportunities out there, especially as a composite insurer. I’m looking forward to working to deliver even more for our customers and shareholders.

Board membership and attendance at Board and Committee meetings

The Company requires directors to attend all meetings of the Board and the committees on which they serve and to devote sufficient time to the Company in order to effectively perform their duties. All meetings were attended unless stated in the footnotes below the table. Fuller details on the operation of each committee are contained in the committee reports.

Board and committee meetings attendance during 2015

Number of meetings held	Board 11	Audit Committee 13	Governance Committee 7	Nomination Committee 7	Remuneration Committee 5	Risk Committee 8
Chairman
John McFarlane[1]	5/5	–	–	2/2	–	–
Sir Adrian Montague[2]	10/11	6/6	3/3	7/7	–	–
Executive directors
Mark Wilson	11/11	–	–	–	–	–
Tom Stoddard	11/11	–	–	–	–	–
Andy Briggs[3]	6/6	–	–	–	–	–
Non-executive directors
Glyn Barker[4]	10/11	13/13	–	7/7		8/8
Patricia Cross	11/11	13/13	–	7/7	5/5	–
Gay Huey Evans[5]	5/5	–	–	2/2	1/1	3/3
Belén Romana García[6]	5/5	–	3/3	4/4	–	3/3
Michael Hawker[7]	11/11	11/13	–	7/7	–	8/8
Michael Mire[8]	11/11	–	7/7	7/7	4/4	8/8
Bob Stein[9]	11/11	7/7	–	7/7	5/5	8/8
Scott Wheway[10]	11/11	6/6	7/7	7/7	–	4/4
Sir Malcolm Williamson[11]	6/6	7/7	4/4	5/5	4/4	–

1	John McFarlane retired from the Board and the Nomination Committee on 29 April 2015.
2	Sir Adrian Montague was appointed as Chairman of the Company on 29 April 2015 and Chairman of the Nomination Committee on 14 May 2015. He resigned as a member of the Audit and Governance Committees on 14 May 2015. Sir Adrian was unable to participate in one ad hoc Board call due to a prior engagement which could not be altered.
3	Andy Briggs was appointed as a director on 29 April 2015.
4	Glyn Barker was unable to participate in one ad hoc Board call due to a prior engagement which could not be altered.
5	Gay Huey Evans retired as a director of the Company and as a member of the Nomination, Remuneration and Risk Committees on 29 April 2015.
6	Belén Romana García was appointed as a NED and as a member of the Nomination, Governance and Risk Committees on 26 June 2015.
7	Michael Hawker was unable to attend two meetings of the Audit Committee due to having prior engagements which could not be altered.
8	Michael Mire was appointed as a member of the Remuneration Committee on 14 May 2015.
9	Bob Stein was appointed as a member of the Audit Committee on 14 May 2015.
10	Scott Wheway stepped down from the Audit Committee and was appointed as a member of the Risk Committee on 14 May 2015.
11	Sir Malcolm Williamson was appointed as the Company’s SID on 29 April 2015 and as a member of the Audit, Governance, Nomination and Remuneration Committees on 14 May 2015.

Board and Committee evaluation and effectiveness

The effectiveness of the Board is vital to the success of the Group and the Company undertakes a rigorous evaluation process each year in order to assess how well the Board, its committees, the directors and the Chairman are performing. The aim is to continually improve the Board’s effectiveness and the Group’s overall performance.

The Board’s focus over the past year has been spent on a number of issues, notably the Friends Life acquisition, the Chairman’s succession and SII readiness. Due to these major events it was felt best practice to bring forward to early 2015 our plan to hold an external evaluation. Our normal cycle would have been to hold this in 2016; the last such external review being held in 2013.

The 2015 evaluation was conducted by Independent Board Evaluation, a specialist consultancy which undertakes no other business for the Company.

In March 2015, interviews were conducted with every then Board member. All participants were interviewed by Ffion Hague, a director of Independent Board Evaluation, according to a set agenda tailored for the Aviva Board, which had been agreed with the Chairman and the Group Company Secretary. In addition, interviews were held with senior managers and advisers together with former Board members and also Andy Briggs and Sir Malcolm Williamson to gain additional feedback. The main actions that we have taken from the evaluation in 2015 are shown in the table on the next page.

The review of the performance of John McFarlane, who was Chairman until the Company’s AGM, concluded that he continued to operate to a high level, exhibiting positive leadership and ensuring that the necessary conditions for effective discussion both on an individual and Board level were met.

The review recognised that Sir Adrian Montague would be appointed as the Company’s new Chairman following the 2015 AGM. Board members were united in welcoming Sir Adrian as the Company’s new Chairman and felt positive about the year ahead. The evaluation also recognised that following the Friends Life acquisition, the new Board would be a very visible role model to the business in terms of integration and should show a positive example by adapting quickly and embracing the ‘best of both’ principle.

The then Chairman and SID assessed the performance of the other NEDs and the Executive Directors in their capacity as directors. The Chairman concluded that each director had contributed effectively and demonstrated full commitment to their duties. To assess the Group CEO in respect of his executive duties a separate process was carried out by the Chairman and in respect of the Chief Financial Officer (CFO), by the Group CEO. The process involved measuring performance against each Executive Director’s objectives.

Board and committee evaluation and effectiveness

0B

0BOutcomes and steps taken in 2015

Board debate
„	The evaluation indicated that open and productive debate was widespread across the Board and its committees. Overall, the Board and its committees were found to be functioning well with a collaborative and professional atmosphere around the Board table
Boardroom information
„	The evaluation highlighted the significant level of agenda time and Boardroom discussion spent on the changing regulatory environment. In order to allow more strategic debate, efforts were made during the year to streamline agendas and enable deeper discussion on strategy, for example through separate off-agenda business unit reviews. Seven such sessions are currently planned for 2016
„	In addition to the structure of agendas, the content and makeup of Board and committee packs was reviewed and a new reporting approach is being implemented with the aim of improving the quality of information presented at meetings and creating more time for discussion and decision-making. This will remain a focus in 2016
Improvements in committee collaboration
„	Committee collaboration was discussed in the output of the 2014 effectiveness review, and in 2015, the Board has continued to successfully strengthen the relationship between each Board committee
„	During 2015 the collaboration between the Board and the boards of subsidiary companies continued. NED attendance at subsidiary board meetings is an example of this together with the Subsidiary Independent Non-Executive Directors’ conference which furthers the collaboration between directors. Further details on the conference can be found in the Risk Committee report
„	The Subsidiary Governance Principles were developed and launched during the year to strengthen and provide further clarity on the relationship between Aviva plc and the subsidiary boards. Further details can be found in the Governance Committee report
Succession planning
„	The response to the evaluation indicated that succession planning at both Board and executive level should remain a priority. During 2015, succession plans were further developed and discussed at the Board and Nomination Committee. This succession programme resulted in a number of appointments to the Board, including that of the Chairman
„

The Nomination Committee will continue to review the Board skills matrix during 2016 to enable the Board to enhance its support of the transformation of the business. The Nomination Committee report sets out further information on our succession planning process

Commitment to Board diversity
„	The evaluation suggested further focus on improving the representation of female NEDs on the Board was required. The appointments that have been made during the year result in 23% female representation. The Nomination Committee will retain its focus on diversity in 2016 as part of its approach to succession planning
Strengthening the Board’s connection to the Business
„	The evaluation identified that the Board’s engagement with the business had improved. The new Board appointees completed their induction programmes which included business unit visits and in 2016 the Board will continue this trend and place further emphasis on discussing areas such as customer experience and product design
Work to broaden the remit of the Governance Committee was continued during 2015
„	The changes to the remit of the Governance Committee that had been implemented in 2014, for example adding the oversight of customer outcomes, were identified as being very positive. In 2015 the Committee scope was further broadened to cover UKD, as set out in the case study at the beginning of this report

Induction, training and development

The Board and the Chairman believe strongly in the development of the directors and the Group’s employees.

It is a requirement of each director’s appointment that they commit to continuing their professional development.

During the year, directors attended a number of internal training sessions, including sessions on various aspects of SII, the Senior Insurance Managers Regime (SIMR), Pillar 3 reporting, remuneration developments and matters affecting our IT architecture and related technical platforms. In addition the Board attended in-depth sessions on Aviva France, Aviva Asia, UK and Ireland General Insurance and our digital business. Training sessions have been built into the Board’s and committees’ annual plans for 2016.

The Chairman ensures that all new directors receive a comprehensive induction programme tailored to their particular needs and which consists of several separate training sessions over a number of months. Induction programmes were put in place for Andy Briggs, Sir Malcolm Williamson and Belén Romana García on their new appointment to the Board in 2015. This comprehensive induction included meetings with Board members, presentations from key members of senior management, and visits to the Group’s main operating businesses and functions to gain a more detailed and tailored understanding of our business. In addition meetings with the External Auditor and some of the Company’s advisors were held. The SID also met with a number of the Company’s major shareholders.

Further meetings are arranged where a director requires a deeper understanding of a particular issue. All new directors also receive induction materials, which include the current strategic and operational plan; recent Board and committee minutes and meeting packs; organisation structure charts; role profiles; a history of the Group; and relevant policies, procedures and governance material. Any knowledge or skills gaps identified during the director’s approved person application process are also addressed through their induction programme.

During 2015, 11 Board meetings were held, of which, nine were scheduled Board meetings and two were additional Board meetings called at short notice. In addition the Board delegated responsibility for certain items, such as giving final approval to proposals broadly agreed by the full Board, to specially created committees of the Board which met six times during 2015.

The Chairman and the NEDs met several times in the absence of the Executive Directors and the NEDs met in the absence of the Chairman, including one meeting chaired by the SID to appraise John McFarlane’s performance as Chairman.

The Group Company Secretary assisted the Chairman of the Board and the Chair of each committee in planning the work for each meeting and ensuring that Board and committee members received information and papers in a timely manner. Members of senior management regularly attend Board meetings to present items of business.

It is the Board’s practice to visit different business units whenever it can and during 2015, one Board meeting was held in Poland and one in York. This gave the Board the opportunity to meet the senior management teams and to also gain a deeper understanding of the operations of each of the businesses. During 2016, it is planned that the Board will visit the Group’s business in Asia.

Conflicts of interest

In accordance with the Companies Act 2006, the Company’s articles of association allow the Board to authorise potential conflicts of interest that may arise and to impose such limits or conditions as it thinks fit. The decision to authorise a conflict of interest can only be made by non-conflicted directors (those who have no interest in the matter being considered) and in making such a decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success for the benefit of its shareholders as a whole. The Board’s procedure is to regularly review and approve actual and potential conflicts of interest as they arise. This procedure operated effectively during the year.

Board Priorities for 2016

2015 was a transformational year for the Company. The Board made good progress against its objectives, including the Friends Life integration, UK Life strategy, continued oversight of conduct risk, True Customer Composite, digital and the proposed acquisition of RBC General Insurance Company by Aviva Canada. This was in addition to the annual cycle of matters dealt with including risk management, financial reporting and strategic planning. Some of these areas will remain a focus for the Board during 2016, together with SII as this is embedded into the business.

As part of the 2016-2018 Plan, the Board anticipates that IT, the digital strategy and use of ‘MyAviva’ will each be areas of focus during 2016 as the Group builds on the progress in these areas achieved to date. The Audit, Governance and Risk Committees will continue to carefully consider the risks associated with each area of the business and also the quality of the Group’s cyber security. The Board will continue to provide oversight and challenge to management in its execution of the 2016-2018 Plan. As in previous years, this and future strategic priorities will be a focus of the Board Strategy day in June.

The Board has taken positive steps in the last few years to embed the purpose and values throughout the organisation and has feedback from employees through our annual, all employee survey, ‘Voice of Aviva’ and this is an area the Board will remain close to during 2016.

The Governance and Nomination Committees will continue the focus they began during 2015 in connection with succession planning and talent development both at Board and senior management level throughout the Group to ensure the right people are in place across the business to deliver on the strategic plans.

Frameworks for risk management and internal control

The Board is responsible for promoting the long-term success of the Company for the benefit of shareholders. This includes ensuring that an appropriate system of governance is in place throughout the Group. To discharge this responsibility, the Board has established frameworks for risk management and internal control using a ‘three lines of defence’ model and reserves to itself the setting of the Group’s risk appetite. Details of the Group’s approach to risk and risk management are contained in note 53 of the IFRS financial statements.

In-depth monitoring of the establishment and operation of prudent and effective controls in order to assess and manage risks associated with the Group’s operations is delegated to the Audit, Governance and Risk Committees which report regularly to the Board. However, the Board retains ultimate responsibility for the Group’s systems of internal control and risk management and has reviewed their effectiveness for the year.

A robust assessment was also conducted of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency and liquidity.

The frameworks for risk management and internal control play a key role in the management of risks that may impact the fulfilment of the Board’s objectives. They are designed to identify and manage, rather than eliminate, the risk of Aviva failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or losses. These frameworks are regularly reviewed and comply with the Financial Reporting Council’s updated guidance on Risk Management, Internal Controls and related financial and business reporting.

Risk Management Framework

The Risk Management Framework (RMF) is designed to identify, measure, manage, monitor and report the principal risks to the achievement of the Group’s business objectives and is embedded throughout the Group. The RMF has been in place for the year under review and up to the date of the approval of the annual report and accounts. It is codified through risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group’s worldwide operations. Further detail is set out in note 53.

Internal controls

Internal controls facilitate effective and efficient business operations, the development of robust and reliable internal reporting and compliance with laws and regulations.

A Group reporting manual including International Financial Reporting Standards (IFRS) requirements and a Financial Reporting Control Framework (FRCF) are in place across the Group. FRCF relates to the preparation of reliable financial reporting and preparation of local and consolidated financial statements in accordance with applicable accounting standards and with the requirements of the Sarbanes-Oxley Act of 2002. The FRCF process follows a risk-based approach, with management identification, assessment (documentation and testing), remediation (as required), reporting and certification over key financial reporting-related controls. Management regularly undertakes quality assurance procedures over the application of the FRCF process and FRCF controls. The Friends Life Group had an established framework of financial reporting controls in place at the time of acquisition and work is now underway to align this with the Aviva Group’s FRCF methodology. This work will be completed in 2016.

First line

Management are responsible for the application of the RMF, for implementing and monitoring the operation of the system of internal control and for providing assurance to the Audit, Governance and Risk Committees and the Board.

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

Board Oversight of Risk Management

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

Second line

The Risk function is accountable for the quantitative and qualitative oversight and challenge of the identification, measurement, monitoring and reporting of principal risks and for developing the RMF.

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

The second line Risk function as a whole also includes the Compliance and Actuarial functions. The Actuarial function is accountable for Group wide actuarial methodology, reporting to the relevant governing body on the adequacy of reserves and capital requirements, as well as underwriting and reinsurance arrangements. The Compliance function supports and advises the business on the identification, measurement and management of its regulatory, financial crime and conduct risks. It is accountable for maintaining the compliance standards and framework within which the Group operates, and monitoring and reporting on its compliance risk profile.

Third line

The Internal Audit function provides independent and objective assessment on the robustness of the RMF and the appropriateness and effectiveness of internal control to the Audit, Governance and Risk Committees, business unit audit committees and the Board. Further information on the activities of the Internal Audit function is contained within the Audit Committee report.

Board oversight

The Board has established and delegated responsibilities to various committees to assist in its oversight of risk management and the approach to internal controls. There is a good working practice between each committee and they make regular reports to the Board. The responsibilities and activities of each Board committee are set out in the committee reports that follow. The principal committees that oversee risk management are as follows:

(i)	The Audit Committee, working closely with the Risk Committee, is responsible for assisting the Board in discharging its responsibilities for the integrity of the Company’s financial statements, the effectiveness of the system of internal financial controls and for monitoring the effectiveness, performance and objectivity of the internal and external auditor.
(ii)	The Governance Committee also works closely with the Risk Committee and is responsible for assisting the Board in its oversight of operational risk across the Group, particularly in respect of the risk of not delivering good customer outcomes.
(iii)	The Risk Committee assists the Board in its oversight of risk and risk management across the Group and makes recommendations on risk appetite to the Board.

The Audit, Governance and Risk Committees report regularly to the Board on their activities and make recommendations and escalate significant risk exposures to the Board as appropriate. They ensure that mitigating actions are taken when risks are, or are expected to move, out of appetite.

The chart above shows the Board and committee structure that oversees the Company’s frameworks for risk management and internal control.

Further details on procedures for the management of risk operated by the Group are given in note 53.

Assessment of effectiveness

To support an assessment of the effectiveness of the Group’s governance, internal control and risk management requirements, the chief executive officer of each business unit is required to certify that:

•	there are sound risk management and internal control systems that are effective and fit for purpose in place across the business; and
•	material existing or emerging risks within the business have been identified and assessed and the business operates in a manner which conforms to the minimum requirements outlined in Group risk policies and business standards

The chief risk officer of each business unit must certify that:

•	the risk function has reviewed and challenged the process supporting the business unit chief executive officer’s certification and is satisfied that it can provide reasonable assurance of the material accuracy and completeness of the business unit chief executive officer’s assessment; and
•	no material gaps exist in the RMF as it applies to their business unit

Any material risks not previously identified, control weaknesses or non-compliance with the Group’s risk policies and business standards or local delegations of authority, must be highlighted as part of this process. This is then supplemented by investigations carried out at Group level and ultimately a Group CEO and CRO certification for Aviva plc.

The effectiveness assessment also draws on the regular cycle of assurance activity carried out during the year, as well as the results of the certification process. The results of the certification process and details of key failings or weaknesses are reported to the Audit Committee and the Board annually to enable them to carry out an effectiveness assessment.

The Audit Committee, working closely with the Risk Committee, on behalf of the Board, last carried out a full review of the effectiveness of the systems of internal control and risk management in March 2016, covering all material controls, including financial, operational and compliance controls and the RMF and processes. The review identified a number of areas for improvement and the necessary actions have been or are being taken.

The committee reports refer to a number of areas where control issues have been identified and describes the mitigating actions to address them.

The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this report. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva’s framework.

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

Prior to his retirement in April 2015, John McFarlane, as Chairman, met with the Company’s major institutional investors. This included consultation on the appointment of Sir Adrian Montague as Chairman and in respect of the proposed Friends Life acquisition. Since his appointment, Sir Adrian Montague has also met with the Company’s major shareholders. In addition, the SID was available to meet with major investors to discuss any areas of concern that could not be resolved through normal channels of investor communication.

Interim Management Statements

In November 2014, the Financial Conduct Authority removed the requirement in the Disclosure and Transparency Rules to publish quarterly interim management statements (IMS). After careful consideration, the Board has determined that Aviva should no longer provide IMS disclosures for quarter one and quarter three, with immediate effect.

2016 AGM

The 2016 AGM will be held on Wednesday 4 May 2016 and the Notice of the AGM and related papers will, unless otherwise noted, be sent to shareholders at least 20 working days before the meeting. The AGM provides a valuable opportunity for the Board to communicate with private shareholders. All directors normally attend the Company’s AGM, however, Patricia Cross was unable to attend the 2015 AGM due to illness and being unable to travel. All serving directors plan to attend the 2016 AGM.

There is a dedicated email address which shareholders can use to ask questions on the business of the AGM at aviva.shareholders@aviva.com and this address is included in the shareholder information section of the Notice of AGM.

A presentation on the Group’s performance will be given at the AGM and made available on the Company’s website after the meeting at www.aviva.com/agm.

Shareholders are invited to ask questions related to the business of the meeting at the AGM and have an opportunity to meet with the directors following the conclusion of the meeting.

Nomination
   Committee report

In my role as Chairman, I am pleased to present the Nomination Committee’s report for the year ended 31 December 2015

This year the Committee has continued to review the composition of the Board and the succession plans for executive management.

Committee Membership

Member since:
Sir Adrian Montague, Chairman	06/03/2013
Claudia Arney	08/02/2016
Glyn Barker	01/07/2012
Patricia Cross	01/12/2013
Belén Romana García	26/06/2015
Michael Hawker	01/07/2012
Michael Mire	12/09/2013
Bob Stein	06/03/2013
Scott Wheway	01/07/2012
Sir Malcolm Williamson	14/05/2015

During 2015, we welcomed Sir Malcolm Williamson and Belén Romana García to the Committee and on 8 February 2016, Claudia Arney was appointed to the Committee. John McFarlane and Gay Huey Evans retired from the Committee on 29 April 2015. I am grateful to all members for their support and dedication.

What is the main function of the Nomination Committee?

The Committee has overall responsibility for succession planning and leading the process for new appointments to the Board and the senior executive team. Its purpose is to ensure that the succession planning process and any appointments made bring a balance of skills, knowledge, experience and diversity to the Board and senior management of the Company.

What have been the main challenges faced in 2015?

2015 has been a period of significant activity and the Committee held seven meetings during the year. Its main priority was to oversee the smooth succession of the Chairman and to consider the proposed changes to the Board following the acquisition of Friends Life. The process to appoint the Chairman was led by Scott Wheway, Chairman of the Governance Committee, and I withdrew from all discussions regarding the appointment process.

The other appointments to the Board made during the year were that of Sir Malcolm Williamson as our Senior Independent Director, Andy Briggs as an Executive Director and Belén Romana García as an Independent Non-Executive Director (NED). Sir Malcolm’s and Andy’s appointments were made against the backdrop of the successful completion of the acquisition of Friends Life, and Aviva is now benefiting from the industry wide experience that they both bring to the Board. With the addition of Belén, who has strong financial and European regulatory experience, there is a good balance of skills, knowledge, experience and diversity on the Board. Subsequent to the year-end we have also appointed Claudia Arney who brings extensive digital experience to the Board. Further information on each director can be found in their biographies and on the Company’s website at www.aviva.com/board.

How does the Group consider the issue of succession planning?

The Group has a history of developing talent from within. The transition of Angela Darlington, our Chief Risk Officer whose case study is featured later in this report, is a good example of the benefits this policy can bring.

The Board takes succession planning very seriously and following the changes that were made at Board level we increased our focus to ensure that both the Board and the Committee conducted a detailed review and debate on the subject. It was agreed that further attention to executive succession planning and contingency plans for a range of situations, including key personnel loss, was required and we have developed longer-term plans that we are now implementing. The initial work we embarked upon in 2015 in relation to succession planning and development will continue to remain a focus for the Committee in 2016.

What prompted the changes to the composition of the Board committees in May 2015?

We review the membership of each Board committee annually and, following the 2015 review, recommended a number of changes for approval by the Board. This was with the intention of refreshing and strengthening the performance of each committee. Details of the members of each committee and their attendance at meetings are shown in the table in the directors’ and corporate governance report.

Will you appoint more women to the Board?

Aviva continues to have an aspiration to increase female representation on the Board and the Committee acknowledges that the Board is currently just below its policy of 25% female representation, at 23%. We are committed to improving this position as soon as is reasonably possible and have made good progress in the diversity balance at senior management level as shown in the charts earlier in my governance letter.

Having said that, diversity at Aviva includes but is not limited to gender. Within the topic of diversity there are a variety of different aspects, including professional and industry experience, understanding of different geographical regions and ethnic background as well as different perspectives and skills. Each of these components is equally important and ensuring that we have the right mix of each is also vital. In making new appointments, the Board will have regard to gender but will remain focused on recruiting, on merit, the best candidate for any future roles.

What are the steps you take to identify and appoint new directors?

The process is rigorous and transparent. The Committee identifies the skills and experience that it would like to have at both Board and executive level and these qualities are recorded into a skills matrix. The steps we took to identify Belén Romana García, whom we appointed to the Board in June 2015, were broadly as follows.

During the year the Committee expressed the desire to appoint an additional NED to the Board with financial services experience and engaged the global executive headhunting firm, JCA Group, which has no other connection to the Aviva Group and is a signatory to the Voluntary Code of Conduct for Executive Search Firms.

Following several meetings with them and after reviewing our skills matrix, we agreed a detailed candidate brief which included consideration for candidates with different backgrounds and they undertook the search process to identify a list of suitable candidates. From the initial interviews, a shortlist was submitted to the Committee for consideration.

For selected candidates further interviews were held and, for the preferred candidate, interviews with the Chairman, Group Chief Executive Officer (CEO), Chief Financial Officer (CFO) and all NEDs were held. Interviews focused on testing whether the candidates had the required skills, experience and competencies for the role as well as assessing whether candidates would be a good fit for the Board.

In view of Belén’s background and industry experience the Committee considered that Belén possessed the required skills and experience and invited her to become a NED and a member of the Governance, Nomination and Risk Committees on 26 June 2015.

A similar process, also supported by JCA Group, was followed in the appointment of Claudia Arney.

Do you think it is important to have a Board evaluation each year?

The assessment of the Board and its committees through an annual evaluation has now become a part of the normal governance cycle and we do consider it to be a very useful process.

We plan our evaluation on the basis that at least every three years we will conduct an external evaluation. External evaluations were held in both 2013 and in 2015 as we felt that it was beneficial to bring forward our external evaluation given the Board changes and the Friends Life acquisition last year.

For our evaluation in 2016, we have engaged with the external facilitator we used in both 2013 and 2015 to help us design the questionnaire that we will use for our internal evaluation to ensure that we have a level of consistency and build on the themes of previous reviews. We welcome the opportunity to assess what we do and to look at how effectively we operate. It is also useful to review the commitment of individual directors to ensure that they have enough time and energy available to devote to the job.
I am satisfied that all our directors do so.

What are the Committee’s priorities in 2016?

The Committee made a recommendation to the Board that Claudia Arney be appointed as a NED and this appointment was made on 8 February 2016. This appointment is in line with the Committee’s plans for succession that were identified during 2015 and has helped the Company move nearer to its target of having 25% of female representation on the Board.

The Committee has in place a skills matrix which it uses to review and reflect on the skills that individual directors currently possess. During 2016, the skills matrix will be integral to the Committee’s planning and discussions for developing further the Board’s succession plans.

As part of this ongoing process the Committee will consider the skills and experience of the Board, taking into account all relevant aspects of diversity, to ensure that there remains a good balance on the Board which supports the Group’s values and culture. As set out earlier in the report, Scott Wheway is due to retire from the Board on 31 December 2016 and the composition of the Board will continue to be reviewed.

The Committee will also review the outcomes of the 2016 effectiveness review in respect of its performance, agree any actions and monitor these going forward.

Sir Adrian Montague CBE

Chairman of the Nomination Committee

9 March 2016

Nomination Committee Responsibilities and allocation of agenda time

Evaluation and annual assessment – 10%

Review the results of the annual Board performance evaluation process.

Assess the independence of each of the NEDs and to make recommendations regarding the directors’ actual or potential conflicts of interest.

Succession planning – 39%

Monitor succession plans for the appointment of executive directors and NEDs to the Board and senior executives below Board level.

Ensure the Audit Committee has members with recent and relevant financial experience who meet SEC requirements.

Board composition – 18%

Evaluate and review the composition of the Board including the balance of skills, knowledge, experience and diversity taking into account the Company’s risk appetite and strategy.

Ensure that on appointment a director has sufficient time to undertake the role.

Board pipeline – 33%

Identify and nominate suitable candidates for appointment to the Board, including chairmanship of the Board and its committees, against a specification for the role and capabilities required for the position.

Activities during 2015
Board composition

„	The Committee reviewed the composition of the Board and in particular, whether the Board required additional skills and experience which would complement those of the existing Board members. It also managed the transition of the Chairman and the induction process for three new directors
Board pipeline

„	The Board appointments of Sir Adrian Montague (as Chairman), Sir Malcolm Williamson and Andy Briggs were agreed with effect from 29 April 2015. The Committee concluded that the appointments would be beneficial and complement the composition of the Board given their knowledge and experience
„	The Committee also engaged in an extensive search and interview process with the intention of appointing another NED to the Board. Belén Romana García was subsequently appointed as a NED on 26 June 2015. In addition, Claudia Arney was appointed as a NED on 8 February 2016
Succession planning

„	Succession planning at both Board level and at executive level has been an area of focus for the Committee during the year
„	In 2015 a number of senior management changes were made to strengthen the Group Executive team including the appointments of Andy Briggs and Angela Darlington
Evaluation and annual assessment
„	During the year, the effectiveness review of the Board, its committees, the Chairman and individual directors was conducted through an external evaluation process
„	As part of the year-end review, the Committee reviewed the independence of each NED including each director’s actual, potential or perceived conflicts of interest
„	The Committee concluded that each NED was independent in character and judgement and that there were no circumstances that were likely to affect their judgement

Risk
Committee

report

As Chairman of the Committee, I am pleased to present the Risk Committee’s report for the year ended 31 December 2015

The Company’s approach to risk and risk management together with the principal risk types that face the Group are explained in note 53 of the IFRS financial statements.

During the year, market conditions generally have offered some challenges and the acquisition and integration of the Friends Life business, ensuring our readiness for Solvency II (SII) and the evolving cyber risk environment have all required close attention.

Committee Membership

Member since:
Michael Hawker, Chairman	01/01/2010
Glyn Barker	02/05/2012
Belén Romana García	26/06/2015
Michael Mire	12/09/2013
Bob Stein	06/03/2013
Scott Wheway	14/05/2015

Scott Wheway was appointed to the Committee on 14 May 2015 and Belén Romana García was appointed as a member of the Committee on 26 June 2015. Gay Huey Evans served on the Committee until she retired on 29 April 2015. The members of the Committee are shown in the table above and details of members’ attendance at Committee meetings are shown in the table earlier in the directors’ and corporate governance report.

What is the main function of the Risk Committee?

The Committee oversees all aspects of risk management in the Group, save for conduct, financial crime, brand and reputation risk oversight, responsibility for which lies with the Governance Committee.

The principal purpose of the Committee is to assist the Board in its oversight of risk within the Group, with particular focus on the Group’s risk appetite, risk profile and the effectiveness of the Group’s risk management framework including the risk management function itself.

As part of our activities, we review the risks inherent in our investment portfolios and in the insurance products we offer our clients, as well as the operational risks present in the business.

We consider the effectiveness of the ways in which the risks are managed, the strength of contingency planning and the adequacy of our capital and liquidity resources in the context of the residual risks facing the Group and recommend risk appetites to the Board.

We also monitor potential changes to the prudential regulations applicable to the Group and how the Group is responding to them. In recent years this has been a significant activity due to the preparations for SII and as a result of Aviva’s designation as a Global Systemically Important Insurer, and this will continue during 2016.

The Committee oversees due diligence appraisals carried out on strategic or material transactions, such as the Friends Life acquisition, and also works with the Remuneration Committee to ensure that risk management is properly considered in setting the Group’s remuneration policy.

What have been some of the highlights from the year?

During the year the Committee spent time on the following areas:

•	strengthening the capital and liquidity position of the Group ensuring the effective implementation of the new SII framework (an undertaking which has seen the Company spend in excess of £400m), and understanding the transferability of capital and seeking to address the potential liquidity traps that the new regime creates
•	reviewing the asset portfolio for its positioning to perform in the current low growth, low interest rate and volatile market environment
•	ensuring that the strategy is sensible in light of the evolutionary changes occurring to our businesses through changing customer preferences and regulatory change
•	reviewing that our systems are fit for purpose to manage our business in the evolving digital world.

Who attends meetings of the Committee?

During 2015, the Committee met on eight occasions. The Chairman of the Company, the Group Chief Executive Officer, Chief Audit Officer (CAO), Chief Financial Officer and Chief Risk Officer (CRO) regularly attended Committee meetings. Other members of senior management were also invited to attend as appropriate to present reports, and the Committee had access to the services of regular attendees as well as external professional advisers.

The Committee holds regular private sessions with the CRO and the CAO to enable them to raise any matters of concern to them without any other members of management present. The Group Company Secretary acted as the secretary to the Committee.

How would you assess the Company’s approach and readiness for SII?

SII has been many years in the making and the Company has operated a structured, Group-wide SII programme throughout this time and the Committee has provided oversight. The approach has generally been to build on our existing, effective risk management framework and model, rather than start from scratch. This has had the benefit of leveraging several years of experience of using risk-based economic capital models to support decision-making. The outcome has been that our partial internal model has been approved by the regulators and that we are well placed to succeed in a SII world.

What action during the year has the Committee taken to review the Friends Life acquisition?

The majority of the Committee’s work in reviewing the risks associated with the transaction itself was actually carried out in 2014. Following the completion of the acquisition, the integration risks and the risks in the former Friends Life business were all included in the business as usual risk reporting that we received and discussed with management.

In addition, as Chairman of the Committee, I received all of management’s Integration Steering Committee papers in connection with the integration of Friends Life.

How does the Committee report to the Board and how does it plan its work schedule?

The work of the Committee follows an agreed annual work plan, which evolves throughout the year in response to the changing macro-economic, business and regulatory environment and changes in the Company’s strategy.

The Group Company Secretary and the CRO assisted me in planning the Committee’s work, and ensured that the Committee received information and papers in a timely manner.

As Chairman of the Committee, I reported to subsequent meetings of the Board on the Committee’s work and the Board received a copy of the CRO’s report, the meeting agenda and the minutes of each meeting of the Committee.

The Committee is satisfied that it has the resources and expertise necessary to fulfil its responsibilities.

How do you ensure that risk is appropriately managed across the various committees?

We ensure that there is cross-membership between the committees and this was reviewed during 2015 to ensure that risk issues continue to be appropriately considered in the decisions of each committee. The appointments to the Risk Committee made in May 2015 have increased the cross-membership between the Audit, Governance, Remuneration and Risk Committees.

Throughout the year both Glyn Barker and I were members of the Audit Committee (Glyn as Chairman of the Audit Committee), ensuring that there was efficient and complete coverage of the effectiveness of the systems of internal control and risk management across the two committees.

In addition, attendance by Committee members is encouraged at subsidiary risk committee meetings and there is a schedule of attendance maintained centrally to ensure equal distribution and oversight. In support of this, I annually speak to the chairs of each subsidiary risk committee and local CROs to maintain linkage to the matters being considered at subsidiary level.

We have seen the benefits of these initiatives with an increased understanding of the work of each committee and improved communication and reporting both at Group and subsidiary company level. This was also evidenced once again in November 2015 when I, together with the Chairman of the Board and the Chairmen of the Audit and Governance Committees co-hosted a two-day conference for the chairmen of the boards and audit, conduct and risk committees of the Group’s principal subsidiaries, their chief audit officers, chief financial officers and chief risk officers. Further details can be found in the case study opposite.

What are the Committee’s priorities in 2016?

Given the volatile and weak performance of the financial markets at the start of 2016, the Committee will be monitoring the positioning and performance of the Group’s investment portfolio and its hedging policy closely. This will link in with contingency planning work considering the impact of various scenarios on our investments, business and operations, including for example UK exit from the European Union (EU). In addition, against the backdrop of an ever changing cyber threat environment, our continued drive for efficiency and the Group’s strategic ambitions with respect to digital, the Committee will continue to focus on the quality of the Group’s cyber security, its disaster recovery plans, the simplification of our IT estate and the development of our digital business.

Finally, the Committee’s focus on SII did not end with it coming into force in January 2016 and the Committee will spend time reviewing plans to expand the perimeter of the Group’s approved partial internal model and ensuring that changes to the risk management framework made in response to SII are embedded within the business.

Michael Hawker

Chairman of the Risk Committee

9 March 2016

Risk Committee Responsibilities and allocation of agenda time

Regulatory, Governance and Internal Audit – 19%

Review developments in the prudential regulatory environment, the Group’s external risk and capital disclosures and the assessment of the internal control environment as it relates to risk.

Ensure due diligence appraisals are carried out on strategic or significant transactions.

External Factors – 12%

Review the external risk environment (for example macroeconomic and cyber risk), the impact on the Company’s risk profile and how those risks are being managed and mitigated with a particular focus on the impact on the Group’s asset portfolio and disaster recovery planning.

Risk Appetite, Risk Management and Risk Reporting – 14%

Review and robustly assess the design and the effectiveness of the risk management framework and any proposed changes to it including recommending updated risk appetites to the Board.

Ensure that risk management is considered in setting the Company’s overall remuneration policy.

Group Capital, Financial Plan, Liquidity and Stress Testing – 14%

Review and monitor the risks to and arising from the Company’s strategy and business plan and major transactions.

Solvency II – 41%

Satisfy itself that the SII partial internal model is fit for purpose and meets all required regulations.

Activities during 2015

Risk Appetite, Risk Management and Risk Reporting

„	The Committee reviewed and monitored how potential risks connected with increased cost efficiency were being managed; considered the risks associated with the 2016-2018 Group Plan and how management was proposing to mitigate them
„	The Committee received a report from the risk function on the performance of business units against the risk and control objectives approved by the Committee. The Committee debated an update to the Group’s liquidity risk appetite and proposed new SII capital risk appetites and recommended these to the Board
„	The Committee reviewed and approved changes to the Group-wide risk policies and selected business standards to reflect changes to the risk target operating model for SII and reflecting Financial Stability Board guidance. The Committee selected the extreme stress scenarios to be used in the Group’s recovery plan and liquidity risk management plan and reviewed and recommended those plans and the systemic risk management plan to the Board for approval
Group Capital, Financial Plan, Liquidity and Stress Testing

„	The Committee also reviewed proposals to materially increase the use of an internal composite reinsurer to enhance capital transferability and efficiency and a number of strategic transactions including the reinsurance of a block of the UK General Insurance latent reserves
„	The Committee reviewed proposed hybrid debt issuance and redemption
„	The Committee also reviewed capital and liquidity projections on a quarterly basis and the results of the Group’s stress and scenario testing
Solvency II

„	The Committee carried out a series of deep reviews of the key internal model components, reviewed proposed model changes, received independent internal model validation reports, reviewed and recommended approval of the partial internal model application and received reports on the application of the standard formula for those businesses not covered by the internal model
„	The Committee also provided oversight of the SII programme’s preparations for the implementation of SII including Pillar 2 and Pillar 3 and confirmed that the Own Risk and Solvency Assessment (ORSA) requirements had been met
External Factors

„	The Committee received regular updates on the external economic environment and considered the implications for the Group’s asset portfolio
„	The Committee conducted deeper thematic reviews into cyber security, broader IT risks, derivatives usage, outsourcing arrangements and general insurance exposure accumulation management
Regulatory, Governance and Internal Audit
„	The Committee monitored closely the developments of the more detailed SII requirements and proposals for higher loss absorbency capital requirements for Global Systemically Important Insurers as well as progress made by the International Association of Insurance Supervisors towards a Global Insurance Capital Standard
„	The Committee reviewed the effectiveness of the risk management function and approved the appointment of the CRO and the appointment of a number of subsidiary board risk committee members
„	The Committee received regular updates from the Group’s Asset and Liability Committee and Operational Risk Committee
„	The Committee monitored certain Major Control Improvement Topics identified by management namely, IT security, disaster recovery in UK datacentres, GI underwriting risk accumulation and outsourcing. Actions on these topics include the provision of more detailed controls on information security, business continuity and physical security, the completion of a GI risk accumulation data accuracy and capture project, and work to improve the management and oversight of outsourcing arrangements Group-wide

Audit
Committee

report

As Chairman of the Committee, I am pleased to present the Audit Committee’s report for the year ended 31 December 2015

The challenges of adopting Solvency II (SII) were a major focus area during the year in readiness for implementation on 1 January 2016. The Committee also continued to focus on the control environment and developing and strengthening the internal control framework, including the integration of the Friends Life entities following their acquisition in April 2015

Committee Membership

Member since:
Glyn Barker, Chairman	08/08/2012
Patricia Cross	01/12/2013
Michael Hawker	01/09/2011
Bob Stein	14/05/2015
Sir Malcolm Williamson	14/05/2015

This year we welcomed Sir Malcolm Williamson and Bob Stein to the Committee and I am grateful to all members of the Committee for their support and dedication in 2015. Sir Adrian Montague and Scott Wheway retired from the Committee on 14 May 2015. The members of the Committee are shown in the table above and details of members’ attendance at Committee meetings during the year are shown earlier in the directors’ and corporate governance report.

What is the purpose of the Committee and what is its role?

The Committee’s principal role is to assist the Board in discharging its responsibilities for monitoring the integrity of the Company’s financial statements; the oversight of internal controls and the performance of internal and external audit.

The Committee acts independently of management and works closely with the Governance, Remuneration and Risk Committees. There is cross-membership between each committee which provides better understanding and more efficient communication of the work of each committee. Details of the Committee’s responsibilities are shown later in the report.

What topics has the Committee focused on during the year?

The Committee has a number of standing items that it considers each year affecting the Company’s financial statements and policies, financial risks, internal control matters and internal and external audit. In addition, each year the Committee focuses on a number of operational matters. Some of the items the Committee spent time on during 2015 were:

•	preparing for SII
•	consideration of the financial statement assumptions and judgements in relation to the annual report and accounts and the Group’s interim results. Further details of these can be found in the table on page 64
•	significant issues such as the valuation of life insurance contract liabilities for the UK life business (UK Life). Areas of focus were the annuitant mortality, credit and expense assumptions. In addition the Committee considered the valuation of non-life insurance contract liabilities for the general insurance business, valuation of hard to value investments and the valuation of finite intangible assets and goodwill in relation to the Friends Life acquisition
•	recommending to the Board that the annual report and accounts are fair, balanced and understandable
•	the Major Control Improvement Topics (MCITs) identified by management. The MCITs that were allocated to the Committee related to control issues in Aviva UK Commercial Finance and Turkey Life. The Committee tracked the progress that has been made in connection with these issues and the remedial actions implemented by management. These included the documentation of loan management activity in the UK Commercial Finance business, and actions to enhance the core operating systems for the Turkey Life business and develop its risk and control framework. Both topics have now been closed and removed from the list of MCITs.

What has the Committee done to assess the impact of the acquisition of Friends Life on the financial reports and control environment of the Group?

Following the successful completion of the Friends Life acquisition in April 2015, the Committee has spent time considering the alignment and adoption of the Group’s Market Consistent Embedded Value (MCEV) and International Financial Reporting Standards (IFRS) accounting policies and methodologies, the restructuring provisions and the key issues and judgements which resulted from the acquisition. The Committee received reports on the Friends Life acquisition from Internal Audit in July and November which focused on the impact of the acquisition on the overall control environment of the Group and closely monitored the integration plan that was put in place.

How does the Committee satisfy itself that its members meet the requirements of the UK Corporate Governance Code, the Disclosure and Transparency Rules and the US requirements for financial expertise?

As part of the annual review of the effectiveness of the Committee, the expertise of the members is considered and reviewed based on their recent and relevant experience against each of the criteria as set out in the Code, the Disclosure and Transparency Rules and the US requirements.

Following the review in respect of 2015, a recommendation was made to the Board, which confirmed that I, as Chairman of the Audit Committee, fulfilled each of the requirements and that Patricia Cross, Michael Hawker and Bob Stein met the US requirements to be an audit committee financial expert.

How does the Committee monitor the control environment across the Group?

The Committee receives quarterly updates on the effectiveness of the Financial Reporting Control Framework (FRCF). During the year these have included updates on the progress to align financial reporting controls processes within the heritage-Friends Life businesses with the FRCF methodology. In addition, it receives regular updates on progress to embed the new approach to managing operational risks and controls (formerly Integrated Assurance Implementation) and reports on the Group’s MCITs.

The Committee also receives quarterly control reports from Internal Audit and reviews and challenges management on the actions being taken to improve the quality of the overall control environment and the control culture across the Group.

The Committee reviews and approves the semi-annual Internal Audit Plan and conducts an annual review of the Internal Audit function. The Committee concluded that for 2015 the function was performing well and it continued to deliver an objective and independent service.

Regular reports are provided to the Committee through the Group’s malpractice reporting service on issues of malpractice that have been raised and the Committee was satisfied that none of the reports received in 2015 made allegations of financial malpractice.

In response to the new regulatory requirement for whistleblowing in large financial services firms, including insurers,

I agreed to be the whistleblowers’ champion for the Group.

How does the Committee satisfy itself that the External Auditor remains independent, effective and objective?

PricewaterhouseCoopers LLP (PwC) was appointed as the Group’s External Auditor (Auditor) in 2012 following a formal tender process. The external audit contract will be put out to tender at least every ten years.

The Committee conducts an annual review of the Auditor through completion of a questionnaire by the Committee, senior management across the Group and members of the Group’s finance community. The questionnaire seeks opinions on the importance of certain criteria and the performance of the Auditor against those criteria. The Committee concluded that PwC continued to perform effectively and is recommended for re-appointment.

The Company has complied during the financial year under review and up to the date of this report with the Statutory Audit Services for Large Companies Market Investigation (Mandatory Uses of Competitive Tender Process and Audit Committee Responsibilities) Order 2014.

The Company has an External Auditor Business Standard in place which is aimed at safeguarding and supporting the independence and objectivity of the Auditor Standard. This Standard is in full compliance with all UK, US and International Federation of Accountants rules and takes into account the Auditing Practices Board Ethical Standards for Auditors.

The Standard regulates the appointment of former audit employees to senior finance positions in the Group and sets out the approach to be taken by the Group when using the non-audit services of the Auditor.

The Standard distinguishes between (i) those services where an independent view is required and services that should be performed by the Auditor (such as statutory and non-statutory audit and assurance work); (ii) prohibited services where the independence of the Auditor could be threatened and the Auditor must not be used; and (iii) other non-audit services where the Auditor may be used which include non-recurring internal controls and risk management reviews (excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals project assurance and advice, tax compliance services and employee tax services.

In 2015 the Group paid PwC £19.3 million (2014: £14.7 million) for audit and audit-related assurance services1, with the overall increase due to the fee for the audit of the acquired Friends Life subsidiaries, including the acquisition balance sheet.

In addition, PwC were paid £15.2 million (2014: £11.5 million) for other services, giving a total fee to PwC of £34.5 million (2014: £26.2 million).

This included £11.6 million relating to SII implementation assurance fees.

SII implementation is a major project requiring substantial model validation assurance that the Company believes is most appropriately performed by the principal Auditor. In view of the significance and scale of this work, the Committee specifically assessed the suitability of PwC to provide this service.

In line with the Standard, the Committee satisfied itself that for all non-audit engagements, robust controls were in place to ensure that PwC’s objectivity and independence was safeguarded, and concluded that it was in the interests of the Company to purchase these services from PwC due to their specific expertise. Further details are provided in note 8 of the financial statements.

1	Including the statutory audit of the Group and Company financial statements, the audit of Group subsidiaries, additional fees relating to the prior year audit of Group subsidiaries and audit-related assurance services.

What are the Committee’s main priorities for 2016?

During 2016 the Committee will continue to focus on the following issues:

•	the appropriateness of the significant issues and judgements and the methodology and assumptions used in relation to the Group’s financial statements
•	review of the formal announcements on the Group’s financial performance to ensure significant issues are appropriately disclosed
•	the review of the services provided by the Auditor, the ongoing independence of the Auditor, legal and regulatory developments relating to external audit services and the application and appropriateness of the External Auditor Business Standard

•	the performance of the Chief Audit Officer (CAO) and the Internal Audit function and the appropriateness of the remuneration of the CAO
•	the 2016 Internal Audit Plan
•	the review of management’s progress in addressing the MCITs, in particular the Fraud Management MCIT which has been allocated to the Committee
•	the inclusion of the heritage-Friends Life entities in the scope of Aviva’s attestation for 2016 to meet the financial control requirements for the 2002 Sarbanes-Oxley (SOx) Act for its US Listing
•	the impact of the revised model used to value equity release mortgage loans held by the UK Life Annuity business
•	in line with the focus by the regulator on increasing the level of challenge that an audit committee should pose in its review of risk management and internal controls; the Committee will consider how best it can look to improve this area of activity during 2016.

Glyn Barker

Chairman of the Audit Committee

9 March 2016

Audit Committee Responsibilities and allocation of agenda time

Internal Controls, including the financial reporting control framework and financial reporting developments – 36%

Assess the effectiveness of the Group’s system of internal control and risk management.

Internal Audit – 16%

Approve and monitor the application of the Internal Audit Charter and Business Standard.

Discuss control issues identified by Internal Audit and review reports on the Group’s malpractice reporting.

Assess the effectiveness of the Internal Audit function, review the performance of the CAO, and agree his remuneration.

Financial Statements and accounting policies – 32%

Review the significant issues and judgements of management, and the methodology and assumptions used in relation to the Group’s financial statements and formal announcements on the Group’s financial performance.

Review the Group’s going concern assumptions.

External Audit, auditor engagement and policy – 16%

Consider and make recommendations to the Board on the appointment, reappointment, dismissal or resignation, effectiveness, independence and objectivity of the External Auditor and agree their remuneration.

Consider and monitor the application and appropriateness of the External Auditor Business Standard.

Activities during 2015

Financial Statements and accounting policies

„	The Committee monitored the impact of the acquisition of Friends Life on the Group’s MCEV and IFRS Consolidated Financial Statements, including the adoption of the Group’s accounting policies and methodologies
„	Following the acquisition of Friends Life, the UK Life business now represents a significant proportion of the Group and the Committee has focused on the key issues and judgements applied in UK Life, in particular the key economic and demographic assumptions. These include expenses, longevity, pensions and bond lapses, which were considered at an ad hoc meeting of the Committee in December 2015 and the impact of the revised equity release model adopted in 2014
„	The Committee considered the implications of preparing for SII on the Company’s Financial Statements and the suitability of PwC to perform the model validation assurance
„	The provisions relating to commercial mortgages, in particular relating to credit default, and corporate bonds were fully reviewed together with the sale of a portfolio of higher risk mortgages in the second half of 2015
„	The reserving position relating to the Group’s life assurance and general insurance operations were reviewed
„	The Committee reviewed goodwill and other intangible assets
„	The Committee reviewed the going concern assumptions for 2015
External audit, auditor engagement and policy
„	A formal response was submitted to the regulator in relation to the Prudential Regulatory Authority (PRA) consultation on implementing audit committee requirements under the revised Statutory Audit Directive in the European Union
„	The Committee reviewed the effectiveness of the External Auditor and was satisfied that the services provided by the External Auditor remained effective, objective and fit for purpose
„	The Committee reviewed PwC’s compliance with the independence criteria and the steps taken by PwC to ensure that it was able to act for the larger Group following the acquisition of Friends Life
„	The Committee monitored compliance with the External Auditor Business Standard on a quarterly basis and three minor breaches of our Internal Standard were identified during the year relating to pre-approvals and an employment screening. In each case the processes were reviewed and improved to prevent reoccurrence. These were not breaches of the SEC independence rules and did not impact PwC’s formal independence of the Group
„	The Committee reviewed the Group’s External Auditor Business Standard and refreshed it in November 2015 to align the presentation with the requirements of its Group-wide operational risks and control programme
Internal Audit
„	The Committee reviewed and approved the Internal Audit Charter and Business Standard
„	The Committee concluded that the Internal Audit function was performing well, was sufficiently resourced and had demonstrated continued improvement
„	The Committee reviewed and agreed that the CAO’s independence had been maintained and was satisfied that his annual performance related bonus was unconnected to the Group’s financial performance

Internal Controls, including the financial reporting control framework

„	The Committee received quarterly updates on the effectiveness of the FRCF framework and rectification of controls
„	The Committee monitored progress to address the MCITs allocated to the Committee
„	The Committee reviewed the Internal Audit function report and the Internal Audit Plan for 2015 and 2016 to ensure adequacy of the systems of control
„	The Committee undertook a benchmarking exercise of the Group’s IT controls and assessed the impact of the integration of the heritage-Friends Life entities on the overall control environment

Governance
Committee

report

I am pleased to present the Governance Committee’s report for the year ended

31 December 2015

The Board strongly believes that good governance and strong, responsible leadership is critical to creating long-term shareholder value and business success. During the year the Committee continued its oversight of conduct risk throughout the Group and also focused on the development of the Subsidiary Governance Principles and the governance of the Company’s digital business.

0BCommittee Membership

Member since:
Scott Wheway, Chairman	05/12/2007
Belén Romana García	26/06/2015
Michael Mire	12/09/2013
Sir Malcolm Williamson	14/05/2015

This year we welcomed Sir Malcolm Williamson and Belén Romana García to the Committee and I am grateful to all members for their support and dedication in 2015. Sir Adrian Montague retired from the Committee on 14 May 2015. The members of the Committee are shown in the table above and details of members’ attendance at Committee meetings during the year are shown in the table in the directors’ and corporate governance report.

What is the main function of the Governance Committee and what is its role?

The Committee’s role is to help the Board to shape and direct the culture and ethical values of the Aviva Group by overseeing and advising on conduct, reputation, corporate responsibility and sustainability, people, regulatory and financial crime matters. The focus of the Committee adapts as the business and regulatory environment evolves – for example, in 2014 we extended the remit to oversee all forms of risk that impact customer outcomes and during 2015 to oversee the governance processes within our UK Digital business.

The Committee’s remit also includes employee talent management and development programmes to create a sustainable future workforce. The Committee receives a summary of the 2015 Voice of Aviva employee survey results.

During 2015 the Committee established the Subsidiary Governance Principles. What are the main benefits of these Principles?

We believe that effective and accountable subsidiary boards are critical to ensuring best practice corporate governance throughout the Group. In 2015 we produced the Aviva Subsidiary Governance Principles which provide a framework for the governance standards expected of subsidiary companies within the Group. They cover a range of topics including strategy and planning, remuneration, shareholder interaction and governance accountability. Our case study later in the report provides further information on the development of the Principles and their implementation.

How has the Committee reviewed and challenged the Group’s delivery of good outcomes for customers during the year?

During the year the treatment of customers has continued to be a significant focus for the Committee. Core to this has been the quarterly review by the Committee on the performance of a series of key risk indicators in relation to customer outcomes and experience in each of the Group’s business units. The Committee also receives a report from the Group Regulatory Director at each meeting in relation to any material concerns regarding the treatment of customers that may have arisen within the Group, and the adequacy of management’s response in addressing these issues.

The Group’s business units continually reassess and reappraise their performance in delivering good customer outcomes. As part of reinforcing this discipline, the Committee has reviewed the action plans developed to further embed the Conduct Risk Management Framework into each business and address any issues regarding the treatment of customers. During the year the Committee has discussed with the chief executive officers of our UK life business, UK & Ireland general insurance business, Aviva Investors business, Canada, France, Poland and Turkey their plans for further enhancing and embedding conduct risk management within their businesses.

With the development of the Group’s digital strategy and the decision to establish UK Digital to drive forward the strategy in the UK, the Committee has taken a central role in overseeing the development of UK Digital as a legal entity and monitoring the customer risks that the new business will encounter. To ensure this is achieved in a robust way the Committee has reviewed and challenged the business’s plans and progress on a regular basis. Further detail can be seen in the digital governance case study earlier in the directors’ and corporate governance report.

The Committee is responsible for the oversight of talent development within the Group. How do you view progress?

The Nomination Committee is responsible for Board and executive level recruitment and succession planning and the Governance Committee has responsibility for developing talent below this level.

The development of talent is critical to delivering the Group’s strategy. In 2015, the Committee actively supported progress in this area, including the creation and launch of a new international general management programme for graduates, with the aim of attracting and developing future talent into the Company.

We recognise that further work in this area remains to be done, especially around developing a robust talent pipeline for critical senior leadership roles. A new programme to assess and develop potential successors to these senior roles will be a focus for 2016. We believe that Aviva has a very talented pool of people from which it can develop leaders and the Committee will continue to provide appropriate oversight and guidance in this area.

The Committee agreed the refreshed Aviva Group Corporate Responsibility (CR) strategy during 2015. Why was this important?

As the Group heads into a new phase of transformation we need a CR strategy that supports our strategic anchor and helps us deliver on our purpose. We can use CR in digital channels and communications to help build life long relationships with customers, and we can use our influence to help tackle the big issues in our industry and our world such as sustainability and climate change. The new strategy builds on our historic strengths, ensures we have a strong governance foundation and focuses our attention on where we can make the biggest difference for our customers and communities.

The CR strategy was considered and approved by the Committee because CR is integral to the way we run our whole business and we recognise that our CR performance and reputation helps build the pride of our employees and win the trust of our customers. Customers are at the heart of the new CR strategy and our new Good Thinking brand. The strategy is designed to inspire good thinking that benefits our customers, wider communities and the world in which we operate.

What are the Committee’s priorities in 2016?

The Committee will retain its focus on the areas outlined earlier in the report with continued attention on the treatment of customers.

The Committee will, in addition, focus on embedding its oversight of the governance structure of the UK Digital business; monitoring the application of the Subsidiary Governance Principles; providing guidance and oversight in the area of talent development and building an internal pipeline for senior leadership roles. Furthermore, the Committee will retain its oversight of the Group’s relationship with the Financial Conduct Authority and other regulatory bodies and monitor the implementation of the Senior Insurance Managers Regime.

Scott Wheway

Chairman of the Governance Committee

9 March 2016

Governance Committee Responsibilities and allocation of agenda time

Regulatory and Financial Crime – 24%

Review relationships with the conduct regulatory and competition authorities and the actions taken in respect of regulatory developments.

Review the reporting process in respect of any material regulatory breaches.

Set and monitor the effectiveness of the Group’s procedures and controls relating to the Group’s conduct and financial crime risk appetite and the prevention of financial crime.

People – 13%

Review and approve the Business Ethics Code and the Group’s policies on diversity, employees, suppliers and the communities in which it operates to ensure these are in line with the Group’s ethical values.

Review senior and critical talent development programmes for leadership.

Review the key themes and management of action plans from the annual employee survey.

Governance – 30%

Shape the corporate governance principles, culture and ethical values of the Group in line with the Group’s strategic priorities.

Oversee subsidiary governance throughout the Group including UK Digital and review any legal or litigation risks for the Group and the associated action plans.

Customer, Conduct and
Reputational Risk – 22%

Review and monitor strategy, the Group’s risk profile and the effectiveness of the risk management control framework as it relates to customer outcomes, franchise value and reputation.

Work with the Risk Committee in respect of the impact of any material conduct and reputation risks on the Group’s capital and liquidity position.

Review the Group’s overall culture and values as they influence risk to reputation.

Corporate Responsibility – 11%

Recommend and review the Group’s CR strategy and monitor external developments and environmental regulations.

Review the Group’s Environment and Climate Change Business Standard and monitor compliance with the CR strategy.

Work with the Risk Committee

to monitor any CR risk exposures.

Activities during 2015

Customer, Conduct and Reputational Risk

„	The Committee received reports on conduct risk management at each meeting to enable it to monitor compliance with regulatory standards and to ensure good customer outcomes
„	Under the Group-wide framework for the consistent management and reporting of conduct risk, different business units were invited to attend meetings to discuss their progress in ensuring good customer outcomes. In 2015 this included the UK life, UK & Ireland general insurance, Aviva Investors, Aviva Canada, Aviva France, Aviva Poland and Aviva Turkey
„	Reports detailing ongoing and possible reputational risks and brand and franchise risks were considered by the Committee. These also included any media or public policy issues
„	The Committee received regular updates on the customer outcome metrics relating to sales, retention, claims experience and complaints
Corporate Responsibility
„	The Committee received reports from management during the year on the Aviva Community Fund, the Group’s low carbon investment strategy, the Group’s health and safety compliance and the Group’s Human Rights Policy
„	CR strategy and particularly the link to the brand strategy were regularly reviewed during the year
„	The Committee reviewed and approved the Aviva Investors’ Voting Policy and Stewardship Statement
Governance
„	The Committee received regular updates from the Group Company Secretary on governance matters, legal and litigation risks which had the potential to impact the reputation of the Group and reviewed and approved changes to the composition of the material subsidiary boards. The Committee oversaw the development of the Subsidiary Governance Principles
„	Other matters reviewed included reviewing and monitoring the Group’s compliance with the UK Corporate Governance Code and other areas of regulation and guidance; monitoring the integration of the Friends Life business with regard to governance issues; subsidiary board and committee effectiveness review outcomes and associated actions; and the governance oversight framework for the UK Digital business and specifically its application to the Financial Conduct Authority to act as a regulated intermediary
„	Monitored certain Major Control Improvement Topics – data governance/protection, fraud management and conduct risk, including the significant enhancement of the Group’s Business Protection Business Standard in 2015, the progress to improve fraud and conduct control awareness and training and the Group-wide rollout of a consistent sanction screening tool
People
„	The Committee has continued to monitor progress regarding embedding Aviva’s values and the engagement of employees and has considered regular reports on talent development and the Group’s diversity and inclusion strategy. In monitoring employee engagement the Committee reviewed the results of the annual Voice of Aviva survey prior to discussion at the Board
„	Approved the Business Ethics code
Regulatory and Financial Crime
„	Received regular regulatory updates from the Group Compliance Officer
„	The Committee was responsible for oversight of the Group’s relationship and interaction with the Financial Conduct Authority and has monitored preparations to implement the Senior Insurance Managers’ Regime
„	Reviewed regular reports on the Group’s financial crime prevention procedures and controls and any associated actions and the effectiveness of the anti-bribery controls

Other statutory information

The directors submit their annual report and accounts for Aviva plc, together with the consolidated financial statements of the Aviva group of companies, for the year ended 31 December 2015.

Our Policy on Hedging

The hedging policy can be found in note 54.

Results

The Group’s results for the year are shown in the consolidated income statement.

Related Party Transactions

Related party transactions are disclosed in note 56 which is incorporated into this report by reference.

2016 Annual general meeting (AGM)

The 2016 AGM will be held on Wednesday 4 May 2016.

Post balance sheet events that occurred subsequent to 31 December 2015

Details of significant events that have occurred subsequent to 31 December 2015 are disclosed in notes 2, 9, 20, 42, and 58.

Dividends

Dividends for ordinary shareholders of Aviva plc are as follows:

•	Paid interim dividend of 6.75 pence per ordinary share (2014: 5.85 pence)
•	Proposed final dividend of 14.05 pence per ordinary share (2014: 12.25 pence)
•	Total ordinary dividend of 20.80 pence per ordinary share (2014: 18.1 pence),
•	Total cost of ordinary dividends paid in 2015 was £635 million (2014: £449 million)

Subject to shareholder approval at the 2016 AGM, the final dividend for 2015 will become due and payable on 17 May 2016 to all holders of ordinary shares on the Register of Members at the close of business on 8 April 2016 (approximately five business days later for holders of the Company’s American Depositary Receipts).

Further details on the company’s dividend policy is set out on pages 98 to 99 and details of any dividend waivers are disclosed in note 28.

Share class and listing

All the Company’s shares in issue are fully paid up and the ordinary and preference shares have a Premium and Standard listing respectively on the London Stock Exchange. The Company is listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, referenced to ordinary shares, under a depositary agreement with Citibank. Details of the Company’s share capital and shares under option at 31 December 2015 and shares issued during the year are given in notes 26 to 29.

Share capital

The issued ordinary share capital of the Company was increased by 1,097,977,833 ordinary shares during the year which were allotted in respect of the acquisition of Friends Life and to satisfy amounts under the Group’s employee share and incentive plans.

At 31 December 2015 the:

•	issued ordinary share capital totalled 4,048,465,173 shares of 25 pence each
•	issued preference share capital totalled 200,000,000 shares of £1 each

Further details on the ordinary share capital of the Company are shown in Note 26.

Rights and obligations attaching to the Company’s ordinary shares and preference shares

Rights and obligations together with the powers of the Company’s directors are set out in the Company’s articles of association, copies of which can be obtained from Companies House and the Company’s website at www.aviva.com/articles, or by writing to the Group Company Secretary. The powers of the Company’s directors are subject to relevant legislation and, in certain circumstances (including in relation to the issue or buying back by the Company of its shares), are subject to authority being given to the directors by shareholders in general meeting.

At the 2016 AGM, shareholders will be asked to renew the directors’ authority to allot new securities. Details are contained in the 2016 Notice of Annual General Meeting (Notice of AGM).

Restrictions on transfer of securities

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

Significant agreements – change of control

There are a number of agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid, such as commercial contracts and joint venture agreements. None are considered to be significant in terms of their potential impact on the business of the Group as a whole. All of the Company’s employee share incentive plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions and pro rata reduction as may be applicable under the rules of the employee share incentive plans.

Authority to purchase own shares

At the Company’s 2015 AGM, shareholders renewed the Company’s authorities to make market purchases of up to 295 million ordinary shares, up to 100 million 8¾% preference shares and up to 100 million 8⅜% preference shares. These authorities were not used during the year or up to the date of this report. At the 2016 AGM, shareholders will be asked to renew these authorities for another year and the resolution will once again propose a maximum aggregate number of ordinary shares which the Company can purchase of less than 10% of the issued ordinary share capital. Details are contained in the Notice of AGM. The Company held no treasury shares during the year or up to the date of this report.

Disclosure and Transparency Rule 5 – major shareholders

The table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure and Transparency Rules as at 31 December 2015 and 8 March 2016.

Shareholding interest

	At 31 December 2015		At 8 March 2016
Shareholder	Notified holdings	Nature of holding	Notified holdings	Nature of holding
BlackRock, Inc[1]	Above 5%	Indirect	Above 5%	Indirect

1	Holding includes holdings of subsidiaries.

Directors

The directors as at the date of this report are shown together with their biographical details earlier in the report. During the year and up to the date of this report, the following Board appointments, resignations and retirements occurred:

Appointments:

Director	Position	Effective Date
Sir Malcolm Williamson	Senior Independent Director	29/04/2015
Andy Briggs	Chief Executive Officer of Aviva UK Life and Chairman of Global Life	29/04/2015
Belén Romana García	Independent Non-Executive Director	26/06/2015
Claudia Arney	Independent Non-Executive Director	08/02/2016

Retirement / Resignation:

Director	Position	Effective Date
John McFarlane	Chairman	29/04/2015
Gay Huey Evans	Independent Non-Executive Director	29/04/2015

The rules regarding the appointment and replacement of directors are contained in the Company’s articles of association (the articles). Under the Company’s articles, the Board can appoint additional directors or appoint a director to fill a casual vacancy. The new director must retire at the first AGM following their appointment and can only continue as a director if they are elected by shareholders at the AGM.

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

The Company has also granted indemnities by way of a deed poll to the directors of the Group’s subsidiary companies, including former directors who retired during the year.

Financial instruments

Group companies use financial instruments to manage certain types of risks, including those relating to credit, foreign currency exchange, cash flow, liquidity, interest rates, and equity and property prices. Details of the objectives and management of these instruments are contained in the risk and capital management section, the shareholder information section and an indication of the exposure of Group companies to such risks is contained in note 53.

Political donations

At the 2015 AGM, shareholders passed a resolution, on a precautionary basis, to authorise the Company and its subsidiaries to make political donations and/or incur political expenditure (as such terms are defined in sections 362 to 379 of the Companies Act 2006), in each case in amounts not exceeding £100,000 in aggregate. As the authority granted will expire at the 2016 AGM, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM. It is not the policy of the Company to make donations to European Union (EU) political organisations or to incur any other political expenditure. However, definitions of political donations and political expenditure used in the Companies Act 2006 are broad in nature and this authority is sought to ensure that any activities undertaken throughout the Group, which could otherwise be construed to fall within these provisions, can be undertaken without inadvertently infringing the rules. During the year, Aviva Canada Inc. spent a total of CA$5,650 (£2,757 based on the exchange rate as at 31 December 2015) on tickets to attend events hosted by Canadian Members of Provincial Parliament. Attendance at these events enabled representatives from Aviva Canada to engage with local parties in relation to certain issues including Ontario auto reforms, a review of the Ontario regulator and the introduction of a new auto product. No other political expenditure was incurred by the Aviva Group during 2015.

Disclosure of information to the auditor

In accordance with section 418 of the Companies Act 2006, the directors in office at the date of approval of this report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s External Auditor, PricewaterhouseCoopers (PwC), is unaware and each director has taken all reasonable steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that PwC is aware of that information.

Annual general meeting

The 2016 AGM of the Company will be held on Wednesday, 4 May 2016 at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11am. The Notice of AGM convening the meeting describes the business to be conducted thereat. Further details can be found in the shareholder information section of the Notice of AGM.

Articles of association

Unless expressly stated to the contrary in the articles, the Company’s articles may only be amended by special resolution of the shareholders. The Company’s current articles were adopted on 29 April 2015.

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

After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements. For this reason, they continue to adopt, and to consider appropriate, the going concern basis in preparing the financial statements.

Fair, balanced and understandable

To support the directors’ statement below that the Annual report and accounts, taken as a whole, is fair, balanced and understandable, the Board considered the process followed to draft the Annual report and accounts:

•	each section of the Annual report and accounts is prepared by a member of management with appropriate knowledge, seniority and experience. Each preparer receives guidance on the requirement for content included in the Annual report and accounts to be fair, balanced and understandable

•	the overall co-ordination of the production of the Annual report and accounts is overseen by the Chief Accounting Officer to ensure consistency across the document
•	an extensive verification process is undertaken to ensure factual accuracy
•	comprehensive reviews of drafts of the Annual report and accounts are undertaken by members of the Group Executive and, other members of senior management, and in relation to certain parts of the report external legal advisers and the External Auditor
•	an advanced draft is considered and reviewed by the Disclosure Committee
•	the final draft is reviewed by the Audit Committee prior to consideration by the Board
•	our Board members also receive drafts of the Annual report and accounts in sufficient time to facilitate their review and input. This includes the opportunity to discuss the draft Annual report and accounts with both management and the External Auditor and where appropriate challenging the disclosures as appropriate

Directors’ responsibilities

The directors are responsible for preparing the Annual report, the directors’ remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with IFRSs as adopted by the EU. In preparing these financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently
•	make judgements and accounting estimates that are reasonable and prudent
•	state whether applicable IFRSs as adopted by the EU and IFRSs issued by IASB have been followed, subject to any material departures disclosed and explained in the financial statements
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

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

The directors are responsible for making, and continuing to make, the Company’s Annual report and accounts available on the website maintained by the Company. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors consider that the Annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s and the Company’s position and performance, business model and strategy.

Each of the directors, whose names and functions are listed on pages 40 to 43 in the directors’ and corporate governance report confirm that, to the best of their knowledge: the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; the performance review and the directors’ and corporate governance report in this Form 20-F include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By order of the Board on 9 March 2016.

Mark Wilson	Tom Stoddard
Group Chief Executive Officer	Chief Financial Officer

New York Stock Exchange listing requirements

The Company’s ordinary shares are admitted to the NYSE and are traded as American Depositary Shares. As a foreign company listed on the NYSE, the Company is required to comply with the NYSE corporate governance rules to the extent that these rules apply to foreign private issuers. As a foreign private issuer, the Company is therefore required to comply with NYSE Rule 303A.11 by making a disclosure of the significant differences between the Company’s corporate governance practices and NYSE corporate governance rules applicable to US companies listed on NYSE. The Company complied with the UK Corporate Governance Code 2014 (the Code) in respect of its 2015 financial year and other relevant best practice principles and guidelines. The significant differences between UK and US requirements are summarised below together with Aviva’s approach to compliance:

NYSE Listing Rules	UK Corporate Governance Code	Aviva approach
Independence criteria for directors

Independent directors must form the majority of the board of directors. A director cannot qualify as independent unless the Board affirmatively determines that the director has no material relationship with the company. NYSE rules prescribe a list of specific factors and tests that US-listed companies must use for determining independence.

	At least half the Board, excluding the Chairman, should comprise independent Non-Executive Directors, as determined by the Board. The Code sets out its own criteria that may be relevant to the independence determination, but the Board is permitted to conclude affirmative independence notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, so long as it states its reasons.	The majority of the Board comprises independent Non-Executive Directors (NEDs) who are deemed independent under the Code and meet the independence criteria in the NYSE rules.
Non-executive director meetings
Non-management directors of each listed company must meet at regularly scheduled executive sessions without management and, if that group includes directors who are not independent, listed companies should at least once a year schedule an executive session including only independent directors.	The Chairman should hold meetings with the NEDs without the Executive Directors present.	The NEDs meet without Executive Directors present at least once annually.
Committees
US companies are required to have a Nominating/Corporate Governance Committee comprised of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles and oversee the evaluation of the Board and management.	The Company is required to have a Nomination Committee but not a Corporate Governance Committee. A majority of the members of the Nomination Committee should be independent NEDs. The Board is required to undertake a formal and rigorous annual appraisal of its own performance, externally facilitated at least every three years.

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

By order of the Board

Sir Adrian Montague

Chairman

9 March 2016

Directors’ remuneration report

Aligning

performance and
remuneration

Patricia Cross Chairman, Remuneration Committee

Dear shareholder, on behalf of the Remuneration Committee, I am pleased to present the Directors’ Remuneration Report (DRR) for the year ended 31 December 2015

After a thorough review of our remuneration framework, we received strong levels of shareholder support for both our Policy Report and Annual Report on Remuneration at last year’s Annual General Meeting (AGM).

Committee Membership

Member since:
Patricia Cross, Chairman	01/12/2013
Michael Mire	14/05/2015
Bob Stein	06/03/2013
Sir Malcolm Williamson	14/05/2015

We believe that ongoing engagement with all relevant stakeholders is fundamental to ensure that our remuneration framework remains fit for purpose, and delivers outcomes that are appropriate in the context of Group and individual performance. We are committed to being open and transparent on all remuneration related decisions, and therefore we continued to engage with shareholders and other key stakeholders following last year’s AGM.

Key 2015 performance highlights and acquisition of Friends Life Group (FLG)

2015 was a milestone year for the Group and saw a renewed focus on the transformation of the business, securing the balance sheet and growing profitability. Our Solvency II (SII) cover ratio is 180%, adjusted operating profit grew 20% to £2,665 million, value of new business increased for the 12th consecutive quarter, and the combined operating ratio improved 1.1 points to 94.6%. The improved financial strength, and sustained operational performance underpin the 15% increase in our final dividend.

The acquisition has improved our positioning on both liquidity and capital. The synergies associated with the acquisition are being realised ahead of schedule; a testament to the hard work undertaken by our management team on the integration. It has provided unique growth opportunities for Aviva as we continue to pursue our strategic ambitions.

New Executive Director

Andy Briggs, who had been Chief Executive Officer at FLG, was appointed to the Board of Aviva in April 2015 when he took on the role of CEO of the enlarged UK Life business (CEO UK Life). Andy did not receive an increase to his basic salary on appointment and his incentive awards granted in respect of his employment with Aviva in 2015 are in line with our Policy and pro-rated to reflect his period of employment.

Andy had long-term awards granted by FLG which vested as a result of the acquisition, for services provided to FLG. These awards were disclosed in FLG’s acquisition documents and the payments were approved by the FLG Remuneration Committee on acquisition. Details of these awards can be found on page 81.

Key decisions on remuneration in respect of 2015

2015 Long Term Incentive Plan (LTIP)

Last year, in line with our Remuneration Policy, we proposed awards of 350% of salary and 250% of salary to Mark Wilson, Group Chief Executive Officer (Group CEO) and Tom Stoddard, Chief Financial Officer (CFO), respectively, under the LTIP. Following feedback from a shareholder proxy agency on the proposed awards, the Group CEO and CFO decided not to accept these awards.

Consequently, the Committee approved new LTIP awards to be granted at 300% of salary to the Group CEO and 225% of salary to the CFO, which both individuals accepted.

Adjustment of LTIP targets

Following the acquisition of FLG in April 2015, we considered our LTIP targets for the outstanding 2013 and 2014 awards (50% based on Relative Total Shareholder Return (TSR); 50% based on Return on Equity (ROE)). After a process of shareholder consultation, we decided to re-calibrate them to reflect the enlarged Group and its increased capital base.

Shareholders indicated to us that they were satisfied with the approach of making mechanical adjustments to the ROE targets, so they would be no less challenging than those that were originally set.

Shareholders were also comfortable with the approach taken to adjusting the comparator group used for assessing relative TSR performance to take into account the de-listing of FLG. These adjustments to targets are as described on page 79.

2015 Bonus

The annual bonus awards made to the Executive Directors (EDs) reflect a strong year for the Company under their leadership. The Group exceeded target performance overall for the financial measures (adjusted operating profit, cash remittances, value of new business (VNB), economic surplus generation, operating expense ratio and combined operating ratio (COR) ). The continued progress of the integration with FLG has strengthened and stabilised our position in terms of capital and liquidity.

Performance against non-financial measures (customer, employee and risk) has also been taken into account, together with personal performance. Further information is provided on page 78.

When determining bonus payouts, the Committee also took into account the wider performance of Aviva, together with the experience of our shareholders to ensure that the payments are a fair reflection of performance achieved during the year.

The Committee awarded a bonus of 91% of maximum to the Group CEO in light of the strong financial performance and the progress on our strategic objectives achieved during the year. The CFO received an award of 87% of maximum and the CEO UK Life received a pro-rated award of 90% of maximum. The Committee recognised the critical role that all three EDs have played in the integration of FLG. The integration is ahead of schedule and at the end of 2015, we have delivered £168 million of run-rate savings and we expect to achieve the targeted £225 million of synergies one year earlier than our original plan.

To provide longer-term alignment with our shareholders, two-thirds of these awards will be deferred into shares for three years under the Annual Bonus Plan (ABP).

2013 LTIP

Given the dates of appointment of our EDs, only the Group CEO will receive shares under this award. Awards under the 2013 LTIP vested subject to Aviva’s ROE and relative TSR performance over the period 1 January 2013 to 31 December 2015. 53.0% of the maximum vested. Full details can be found on page 79.

Application of Policy in 2016

No significant changes are proposed for the 2016 financial year, and we continue to take a market leading approach in terms of the time period over which pay is earned and delivered.

The EDs’ salaries have been reviewed by the Committee and an increase of 3% will be made to the Group CEO’s salary effective from 1 April 2016; his first increase since he was appointed in 2013. Increases of 3% will also be applied to the salaries of the CFO and CEO UK Life. All increases are in line with the general increase applied across our UK-based employee population.

2016 Bonus

In line with our stated Group strategy, our progress in developing our digital capabilities and interfaces will be foundational for our future profit growth, and our ambition to provide a world class customer experience. For 2016, 25% of the annual bonus scorecard will therefore be linked to our progress on the expansion of a digital interface with our customers. The remaining 75% will continue to be based on the financial performance of the Group as set out on page 87. Non-financial modifiers, risk, conduct and individual performance will also be considered when determining payments.

2016 LTIP

In 2016, awards under the LTIP will be 300% of salary for the Group CEO and 225% of salary for the Group CFO and CEO UK Life. These awards will vest subject to Aviva’s ROE and relative TSR performance over a three year period to 31 December 2018. Any shares vesting based on long-term performance to this date will be subject to an additional two year holding period.

Committee changes during the year

Gay Huey Evans stepped down from the Board and the Committee in 2015 and I would like to thank Gay for her hard work and commitment since joining the Committee in 2011. I would also like to take this opportunity to welcome Michael Mire and Sir Malcolm Williamson to the Committee.

Committee priorities for 2016

The key priority of the Committee in 2016 is to direct the ongoing development of a remuneration system which is fair to executives and aligned to long term, sustainable growth in shareholder value.  In light of a heightened international competition for talent, the Committee faces significant challenge in this endeavour.

Other priorities will include monitoring compliance with evolving regulatory requirements, including SII provisions.

Our core values provide a compelling foundation on which to continue to shape our Policy. We continue to:

•	Care More - we care about how our executives feel about our remuneration framework just as we care about how our broad community of stakeholders view this framework
•	Kill Complexity - we have a constant task to remove undue complexity from our remuneration systems, not easy given continuing disclosure changes and regulatory requirements
•	Never Rest - because our competitors won't and all of our stakeholders require our constant engagement; and
•	Create Legacy - perhaps this is the value that resonates the most strongly with the Remuneration Committee. We want to create a Remuneration ecosystem that we can all be proud of, the Board, the executives, our staff and all of our stakeholders.

We are committed to maintaining an open and transparent dialogue with our shareholders. The objective of this report is to communicate our approach to pay in light of the Group’s performance and regulatory landscape. As always, I welcome any comments that you may have and look forward to seeing shareholders at the 2016 AGM.

Patricia Cross

Chairman, Remuneration Committee

9 March 2016

Our remuneration framework at a glance

Overview of Policy (approved in 2015)

„	Set by reference to relevant pay data, levels of increase for the broader UK employee population and individual and business performance

Remuneration in respect of 2015

„	Group CEO: £980,000 p.a.
„	CFO: £675,000 p.a.
„	CEO UK Life: £691,875 p.a. (pro-rated since appointment)

Application of Policy in 2016

„	Group CEO: £1,009,400
„	CFO: £695,250
„	CEO UK Life: £712,631

Overview of Policy (approved in 2015)

„	Maximum of 200% of salary for CEO and 150% of salary for other EDs
„	Performance is assessed against a range of relevant financial, employee, customer and risk measures designed to incentivise the achievement of our strategy, as well as individual strategic objectives as set by the Committee
„	Malus and clawback provisions apply to all awards granted from 2015

Remuneration in respect of 2015

„	Group CEO: 91% of maximum (£1,783,600)
„	CFO: 87% of maximum (£877,500)
„	CEO UK Life: 90% of maximum (£673,014) Pro-rated to reflect period of employment with Aviva during the year

Application of Policy in 2016

„	Award opportunities will be fully in line with the Policy
„	Payments will be determined after taking into consideration a scorecard based on a split of 75% on Group financial performance, and 25% on the expansion of a digital interface with our customers. Performance against non-financial modifiers and individual performance will also be taken into account

Overview of Policy (approved in 2015)

„	Maximum of 350% of salary
„	Shares vest subject to performance over a three-year period. Once vested, shares are typically subject to an additional two-year holding period
„	Malus and clawback provisions apply to all awards granted from 2015

Remuneration in respect of 2015

„	2013 LTIP award vested at 53.0% of maximum based on:
	–	Cumulative three-year ROE of 39.7% resulting in vesting of 32.3%
	–	Aviva ranked between 6 and 7 in terms of TSR against a group of international insurers, vs. median rank of 7.5, resulting in 20.7% vesting
„	Given the timing of appointment, the CEO is the only ED to receive shares in respect of this grant

Application of Policy in 2016

„	Group CEO: 300% of salary
„	CFO: 225% of salary
„	CEO UK Life: 225% of salary
„	Performance measured over 1 January 2016 to 31 December 2018
„	50% based on three-year cumulative ROE and 50% based on relative TSR against a group of international insurers
„	Two-year post vesting holding period.

Annual Report on Remuneration

This section of the report sets out how Aviva has implemented its Remuneration Policy for EDs during the course of 2015, and how the approved Policy will be implemented for 2016. This is in accordance with the requirements of the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended).

The full terms of reference for the Committee can be found on the Company’s website at www.aviva.com/terms-of-reference and are also available from the Group General Counsel and Company Secretary.

Consideration by the Committee of matters relating to directors’ remuneration

The Committee met five times during 2015. Details of attendance at Committee meetings are shown on page 50.

The Group Chairman attended all meetings of the Committee. The Group General Counsel and Company Secretary acted as secretary to the Committee. The Chairman of the Committee reported to subsequent meetings of the Board on the Committee’s work and the Board received a copy of the agenda and the minutes of each meeting of the Committee.

The Committee received assistance in considering executive remuneration from the Group Chairman, the Group CEO, the Group Chief People Officer, the Group Reward Director, the Chief Accounting Officer, the Chief Capital & Investments Officer, the CEO – Aviva Investors, the Remuneration Committee Chairman of Aviva Investors and the Chief Audit Officer. These people attended meetings by invitation during the year. No person was present during any discussion relating to their own remuneration.

During the year, the Committee received advice on executive remuneration matters from Deloitte LLP who were appointed by the Committee. They are a member of the Remuneration Consultants’ Group and adhere to its Code of Conduct. The Group received advice on remuneration matters, taxation and other consulting services (including advice in relation to SII) during the year.

Deloitte LLP were paid fees totalling £112,500, during the year for the provision of advice to the Committee on senior executive remuneration matters, and views on shareholder perspectives. Fees were charged on a time plus expenses basis.

The Committee reflects on the quality of the advice provided and whether it properly addresses the issues under consideration as part of its normal deliberations. The Committee is satisfied that the advice received during the year was objective and independent.

Committee performance and effectiveness

In March 2015, the Committee undertook an annual review of its performance and effectiveness which concluded that; overall the Committee was effective in carrying out its duties with the areas of development identified being consistent with the outcomes of the Board evaluation process, as set out earlier in the report. The 2015 review was carried out by Independent Board Evaluation as described on page 50.

In addition, the effectiveness review highlighted some areas for further consideration by the Committee:

•	there should be an on-going focus on the link between the remuneration framework and the strategic objectives of the Group. This includes taking into account non-financial and strategic measures of performance, as well as financial measures, to ensure that the right culture and behaviours are encouraged. Conduct and risk outcomes are both key considerations in the assessment of performance and the determination of bonus outcomes. A formal process for making risk adjustments at individual and business unit level was implemented for the 2015 annual bonus
•	in line with recent comments made in the external environment, it is recognised that simplicity is favoured to ensure that there is sufficient line of sight between performance and remuneration within the Group
•	the review recognised there had been a focus on the alignment of remuneration and risk, with the introduction of more formal input from Group Risk. In addition, the implementation of SII across the Group has contributed to an improvement in how risk is taken into account in remuneration related decisions, and that this would continue to be a key area of focus for the Committee in 2016.

Remuneration Committee Responsibilities and allocation of agenda time

Senior management objectives and pay decisions – 44%

Recommend to the Board the Group’s Policy in respect of remuneration of the Board Chairman, EDs, members of the Group Executive (GE) and members of senior management, taking account of all legal and regulatory requirements and provisions of best practice and remuneration trends across the Group.

Review the general principles applying to relevant employees under SII and oversee remuneration decisions relating to these employees to ensure they are aligned to the agreed Policy.

Review and recommend to management the level and structure of senior management remuneration.

Approve the Aviva Investors' reward strategy, including any changes to the strategy.

Governance, regulatory issues and reporting policy – 29%

Work with the Risk Committee to ensure that risk and risk appetite are considered in setting the Remuneration Policy and reflected appropriately in pay outcomes.

Obtain information about remuneration in other companies to act as one of many reference points considered.

Select, appoint and determine the terms of reference for independent remuneration consultants, to advise on Remuneration Policy and levels of remuneration.

Review and determine the remuneration of the Board Chairman and the terms of employment and remuneration of individual EDs and GE members, including any specific recruitment or severance terms.

Share plans, performance testing and targets operations – 27%

Recommend to the Board the establishment of any employee share plans and exercise all the Board’s powers in relation to the operation of all employee share and incentive plans.

Activities during 2015
Governance, regulatory issues and reporting
„	The Committee reviewed and agreed the Remuneration Policy, Principles and Framework Business Standard (the Framework). The Framework has been designed to take into account both the integrated assurance implementation programme framework and the SII regulations. Under SII, it is a requirement for the Group’s Remuneration Policy to be made available to all staff members, and therefore the Framework has been created as a separate document in a simple and understandable format
„	The Committee received and considered a report from Internal Audit following an internal review of the adequacy and effectiveness of controls over the preparation, validation and evaluation of financial and non-financial bonus metrics and noted that no material issues had been identified
„	The Committee received regular updates and briefings from management and the external advisor on regulatory issues
„	The Committee considered and approved the implementation of malus and clawback provisions on incentive plans
Share plans, performance testing and targets
„	The Committee approved the 2015 LTIP and considered annual bonus targets for 2016
„	The Committee reviewed and amended plan rules where necessary
„	The Committee considered the impact of the FLG acquisition on outstanding 2013 and 2014 LTIP targets and subsequently engaged with shareholders on adjustments to targets. Consideration was also given to the appropriateness of the 2015 bonus targets, in light of the acquisition
„	The Committee reviewed and approved the performance achieved for 2012 LTIP awards
Senior management objectives and pay decisions
„	The Committee benchmarked, reviewed and set salaries for the Group CEO, CFO and GE members from 1 April 2015
„	The Committee reviewed and approved the Group bonus pool for 2014, taking into account performance against financial KPIs and non-financial modifiers
„	The Committee reviewed and approved the key individual objectives for 2015 for each member of the GE
„	The Committee reviewed the detail and methodology for assessing the bonus pool for Aviva Investors, approving the maximum bonus pool and allocations. Remuneration proposals for 2015 were considered and approved, including formal approval of the bonus targets and consideration of a new Aviva Investors LTIP
„	The Committee ensured that remuneration outcomes were aligned with delivery against the strategic anchor, long-term sustainable growth, shareholder experience and the risk profile of the Group

Single total figures of remuneration for 2015 – Executive Directors (audited information)

The table below sets out the total remuneration for 2015 and 2014 for each of our EDs.

1	Total 2015 remuneration – Executive Directors
	Mark Wilson		Tom Stoddard		Andy Briggs[5]		Total emoluments of Executive Directors
	2015 £000	2014 £000	2015 £000	2014 £000	2015 £000	2014 £000	2015 £000	2014 £000
Basic salary	980	980	675	458	466	—	2,121	1,438
Benefits	65	54	152	83	30	—	247	137
Annual bonus[1]	1,783	1,274	877	526	673	—	3,333	1,800
LTIP[2]	2,562	—	—	—	—	—	2,562	—
Buyout award – CFO Award 2014[3]	—	—	1,000	—	—	—	1,000	—
Pension[4]	280	292	185	120	139	—	604	412
Total	5,670	2,600	2,889	1,187	1,308	—	9,867	3,787

Notes

1	Bonus payable in respect of the financial year including any deferred element at face value at date of award.
2	The value of the LTIP for 2015 relates to the 2013 award, which had a three-year performance period ending 31 December 2015. 53.0% of the award will vest in April 2016. An assumed share price of 491.68p has been used to determine the value of the award based on the average share price over the final quarter of the 2015 financial year.
3	As disclosed in last year’s report, Tom was eligible to receive a buyout award on a strict “like for like” basis to replace deferred compensation he had forfeited on resignation from his previous employer. This award was made in 2015 once share dealing restrictions that applied during 2014 because of the FLG acquisition had lifted.
4	Pension contributions consist of employer contributions into the defined contribution section of the Aviva Staff Pension Scheme, excluding salary exchange contributions made by the employees, plus payments in lieu of pension above the lifetime or annual allowance caps. From 1 May 2015, EDs are eligible to participate in a defined contribution plan and receive pension contributions or a cash pension allowance from the Company of 28% of basic salary. The cash pension allowance is payable where the annual or lifetime limits have been reached.
5	Remuneration in relation to services to Aviva from 29 April 2015.

Additional disclosures in respect of the single total figure of remuneration table
(audited information)

Benefits

The benefits disclosure includes the cost, where relevant, of private medical insurance, life insurance, accommodation, travel and car benefits. In the case of Mark and Andy this also includes benefits resulting from the Save As You Earn (SAYE plan), in which they participate on the same basis as all eligible employees. All numbers disclosed include the tax charged on the benefits, where applicable. In line with previous disclosure, the benefits figure for Tom includes some expenditure in respect of his relocation from the US to the UK. (£200,000 limit inclusive of benefit in kind charges against appropriate receipts or other evidence of expenditure.)

2015 annual bonus outcome

The Group’s financial performance, together with non-financial modifiers and personal performance have been used to determine ED bonuses paid in respect of 2015. As communicated to shareholders, the targets were reviewed and adjusted to take into account the impact of the FLG acquisition. The Committee is comfortable that the revised targets were no less difficult to achieve. Targets and our performance against them for 2015 will be disclosed in next year’s report when they are no longer considered commercially sensitive. The Committee believes that disclosing them so soon after the end of the relevant financial year may adversely impact the Group’s business.

We have provided an indication of performance against the performance measures for 2015 in table 2. As set out in this table, the bonuses reflect a year of strong financial performance for the Group, with performance against all financial measures (with the exception of cash remittances) exceeding target.

As initiated last year, the assessment of performance against financial targets for Annual Bonus outcomes has included a Quality of Earnings “checkpoint” step – i.e. to provide further assurance that the performance reflects sustainable value for shareholders. (Equivalent considerations are applied in assessing the ROE performance for the LTIP, i.e. to ensure that LTIP outcomes are consistent with the experience of shareholders). Shareholders approved increased “at target” and maximum annual bonus opportunities for the CEO as part of the Remuneration Policy adopted at the 2015 AGM. In proposing the changes, we undertook that we would not “pay more for the same performance” and 2015 annual bonus outcomes reported here have been achieved against appropriately challenging hurdles.

New Executive Director

Remuneration in relation to employment with Aviva

Andy Briggs joined the Group as an employee on 13 April 2015, and was appointed to the Board as an ED on 29 April 2015. His remuneration is in line with the approved Policy with details for 2015 provided below:

•	Basic salary - £691,875 p.a.
•	Benefits in line with our approved Policy, including a cash car allowance, pension contribution and the provision of Private Medical Insurance (PMI)
•	Annual bonus - 100% of basic salary for target performance and 150% of basic salary for maximum performance. Two-thirds of any bonus awarded is deferred into Aviva shares for three years
•	LTIP - eligible for an LTIP grant with a face value (at grant) of up to 350% of basic salary. The LTIP is subject to performance conditions and vests after three years to the extent that those conditions have been met. Vested shares are subject to a two-year holding period post vesting. Andy received an LTIP grant in 2015 of 225% of basic salary

2	Assessment of 2015 ED performance and impact on bonus (audited information)

Group Financial Performance

Overall achievement against Group financial scorecard	160%

Notes:

MCEV value of new business (VNB) is a non-GAAP measure (as defined by the glossary). The Directors believe this figure is one of the important financial elements in the assessment of bonus awards. VNB is provided above in the unaltered form contained in the Annual Report and Accounts in accordance with the home country’s disclosure requirements and pursuant to item 6.B of Form 20-F.

Refer to the glossary for the definition of the operating expense ratio.

Under Aviva’s Annual Bonus Plan – this outcome can be modified by the performance on the Employee, Customer and Risk and Controls modifiers.

Typically, adjustments (if made) would be in the range of +/- 15% but for major Risk or Controls or Customer issues (eg concerning Conduct) a considerably greater adjustment could be made.

Non-Financial Element	Assessment

Employee Engagement and Enablement scores.
Employee engagement improved by 1% during 2015, on a same population basis of employees who were with Aviva year-on-year, to 66%. It is recognised that there are challenges around employee engagement following the acquisition of FLG with significant change being experienced by some of our employees and the EDs recognise this is a critical area of focus.
Customer
Performance against Relationship Net Promoter Score (RNPS) targets and, if these are met, against Average Product Holding (APH) targets reflecting progress against the True Customer Composite strategic goal.

Against RNPS, upper quartile performance has been maintained in our key markets, including the UK.

The decision was taken, during the year, to coordinate our approach on APH to our progress in implementing our Digital strategy.

A system of monitoring and assessment known as Conduct Management Information has been established for reporting and monitoring on conduct issues across the Group.

Risk & Controls
Aviva’s reward strategy includes specific risk and control objectives for senior management and Directors. The aim is to help drive and reward effective risk management and a robust control environment across the Group.

In 2015, almost all business units were assessed as ‘on target’ against the goal of maintaining an appropriate and clearly effective risk management and control environment. Two business units have been identified as needing to make improvements and action has been taken within the relevant units to address this.

The signal achievement in relation to risk in 2015 was the successful implementation of SII across the Group, including the approval of the internal model. This demonstrates the importance placed on how risk is managed and reported within the Group.

For the 2015, no adjustments were made in relation to the modifier factors.
While the modified outcome against the Group Financial Scorecard provides a pool of funding for bonuses, actual bonus decisions are made based on individual contribution and achievements, how the person has assisted the Group achieve progress against its strategic objectives, the leadership they have exhibited and how the individual has demonstrated the Aviva values.

Each individual has a target and maximum bonus opportunity against which this is assessed.

Individual bonus outcomes for EDs
Mark Wilson – CEO	Tom Stoddard – CFO	Andy Briggs – CEO UK Life[1]

The Aviva Group had a strong year under Mark Wilson’s leadership.

•  The financial results for 2015 exceeded target on all metrics, except for cash remittances (primarily due to the retention of the dividend from the Canadian business to fund the acquisition of RBC General Insurance in that market).

•  The CEO was at the forefront of the Group's digital ambitions, driving the establishment of the Digital Garage operations in London and Singapore, and continuing to provide a strong strategic lead to Aviva.

•  The SII outcome and approval of the internal model was a major achievement and followed a long process of engagement with the regulator and the Government in which the CEO was prominently engaged.

•  The acquisition of FLG was another major achievement and the progress with its integration has made the Group stronger as regards capital and liquidity.

Tom Stoddard provided outstanding leadership to the Finance function and drove many initiatives to ensure Aviva is making solid progress on its strategic ambitions, including:

•  Playing a key role in the acquisition of Friends Life and in Aviva getting ahead of schedule on the integration and benefits delivery;

•  Raising £1bn hybrid capital and protecting the Group’s capital position in volatile markets through additional hedging activity and divesting £2bn of non-core commercial property assets to Lone Star;

•  Strategic acquisitions in Canada and Poland;

•  Reducing claims volatility by reinsuring £800m of UK General Insurance latent risks;

•  Launching Aviva Ventures, which made its first startup investment during the year;

•  Ranking highest in UK insurance sector for Investor Relations team; and

•  Securing PRA approval of Aviva’s internal model for SII, which went live on 1 January 2016.

Since commencing with Aviva post the acquisition of Friends Life, Andy Briggs has quickly established himself as a key member of the Group’s leadership team, making a valuable contribution across the Group and in the successful integration of the Friends Life business.

•  The UK Life business was again one of the major profit contributors for Aviva, and this has been achieved while responding to structural changes affecting the UK pensions industry.

•  UK Life has been a key partner in the development of a scalable Digital Direct strategy across the UK, along with the General insurance business and the newly formed UK Digital Board within Aviva.

Bonus award : £1,783,600 Bonus as a % of basic salary: 182% Bonus as a % of max opportunity: 91%	Bonus award : £877,500 Bonus as a % of basic salary: 130% Bonus as a % of max opportunity: 87%	Bonus award : £673,014 Bonus as a % of basic salary: 135% Bonus as a % of max opportunity: 90%

Assessment of 2015 ED performance and impact on bonus (audited information) continued

In determining the bonus awards, the Committee took into account the wider performance of Aviva and the experience of shareholders during the year, and is satisfied that the bonus awards above are fair in the light of those considerations.

One-third of the bonus award for all EDs will be delivered in cash, with two-thirds being deferred into shares for three years.

Notes to the table on the previous page

1 Andy’s bonus has been pro-rated to reflect his period of employment with Aviva.

2014 Annual bonus – disclosure of performance against targets

As stated in last year’s report, we have provided details on the targets and the achievement against these targets for the purposes of determining 2014 annual bonus awards in the table below, as they are no longer considered to be commercially sensitive.

3	2014 Performance against targets for Group CEO

Financial KPI	Threshold	Maximum	Outcome	2014 bonus as a % of basic salary	2014 bonus as a % of maximum
Cash Remittances (35% Financial KPI weighting at target)	£1,267m	£1,472m	£1,412m	30.9%	20.6%
IFRS Profit Before Tax[1] (25% weighting)	£1,832m	£2,129m	£1,919m	13.8%	9.2%
IFRS ROCE (10% weighting)	8.2%	9.5%	9.9%	15%	10%
VNB[2] (14% weighting)	£859m	£998m	£1,009m	30%	20%
COR (6% weighting)	95.6%	93.5%	95.7%	—	—
Operating Expense Ratio[3] (10% weighting)	55.1%	51.2%	51.5%	17.1%	11.4%
Financial KPIs				106.8%	71.2%
Customer and Employee[4]				+8.2%	+5.5%
Company performance				115%	76.7%
Personal performance[4]				+15%	+10%
Total bonus % outcome				130%	86.7%

1	IFRS profit before tax is calculated as IFRS adjusted operating profit before tax attributable to shareholders’ profits (continuing and discontinued operations) after integration and restructuring costs, impairment of goodwill, joint ventures and associates and other amounts expensed and amortisation and impairment of intangibles.
2	MCEV value of new business (VNB) is a non-GAAP measure (as defined by the glossary). The Directors believe this figure is one of the important financial elements in the assessment of bonus awards. VNB is provided above in the unaltered form contained in the Annual Report and Accounts in accordance with the home country’s disclosure requirements and pursuant to item 6.B of Form 20-F.
3	Refer to the glossary for the definition of the operating expense ratio.
4	Commentary on performance against these components of assessment was included in last years report.

2013 LTIP award vesting in respect of performance period 2013-2015

As mentioned in the Chairman’s letter, the targets for both the 2013 and 2014 LTIPs were adjusted to ensure that they were appropriately calibrated for the enlarged Group to support the realisation of benefits from the acquisition and the achievement of the Group’s strategic agenda.

Due to the de-listing of FLG during the performance period, for the purposes of assessing TSR performance over the period, FLG’s performance was re-invested in Aviva reflecting the subsequent conversion of FLG shares to Aviva shares. Performance for the 2013 grant was assessed against the following companies: Aegon, Allianz, Assicurazioni Generali, Axa, CNP Assurances, Direct Line Group, FLG (with performance subsequently reinvested in Aviva), Legal & General, MetLife, Old Mutual, Prudential, RSA Insurance Group, Standard Life and Zurich Financial.

The Committee are satisfied that the targets are no less challenging in the context of the enlarged Group, and shareholders were supportive during the consultation process.

Given the timing of the appointment dates of our EDs, Mark is the only ED who will receive shares under the 2013 LTIP award. As indicated in the table below, 53.0% of the award will vest in April 2016.

4	2013 LTIP award – performance conditions

	Weighting	Threshold (20% vests)	Maximum (100% vests)	Outcome	Vesting (% of maximum)
ROE performance	50%	35.5%	43%	39.7%	32.3%
Relative TSR performance	50%	Median	Upper quintile and above	Between rank 6 and 7	20.7%

Share awards made during the financial year (audited information)

Share awards granted to EDs during the year are set out in the table below.

As disclosed last year, Tom joined Aviva in April 2014. Share dealing restrictions applied during 2014 because of the FLG acquisition and as a result it was not possible to make share awards during the 2014 financial year, therefore awards were based on the following share prices:

•	A share price of 509.00 pence was used to calculate the CFO award, being the average of the middle-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding Tom’s start date.
•	A share price of 489.00 pence was used to calculate the LTIP award, being the average of the middle-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of the main grant, on 24 March 2014.

The table below therefore includes some awards made in respect of 2014, but granted in 2015.

5	Share awards granted during the year

					Amount vesting
	Date of award	Award Type	Face value (% of basic salary)	Face value (£)	Threshold performance (% of face value)	Maximum performance (% of face value)	End of performance period
Mark Wilson	18.05.2015	LTIP	300%	£2,939,997	20%	100%	31.12.2017
Mark Wilson	18.05.2015	ABP	87%	£849,333	N/A
Tom Stoddard	23.03.2015	LTIP	225%	£1,518,746	20%	100%	31.12.2016
Tom Stoddard	23.03.2015	CFO Award	148%	£999,997	N/A
Tom Stoddard	18.05.2015	LTIP	225%	£1,518,745	20%	100%	31.12.2017
Tom Stoddard	18.05.2015	ABP	52%	£350,966	N/A
Andy Briggs	18.05.2015	LTIP	225%	£1,556,719	20%	100%	31.12.2017

Due to our Remuneration Policy being put to shareholders for approval in 2015, the proposed LTIP grant for the EDs was delayed until the Policy was approved. Face value for the awards granted on 18 May 2015 has been calculated using the average of the middle-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of the main grant, on 23 March 2015 (564.00 pence).

ROE targets for awards made in 2015

ROE targets determine the vesting of 50% of the LTIP award and are set annually within the context of the Company’s three-year business plan. Vesting depends upon performance over the three-year period against a target return. The 2015 targets are provided below and have been set in the context of the enlarged Group.

6	2015 LTIP ROE targets

Achievement of ROE targets over the three-year performance period	Percentage of shares in award that vests based on achievement of ROE targets
Less than 24.5%	0%
24.5%	10%
Between 24.5% and 30%	Pro rata between 10% and 50% on a straight line basis
30% and above	50%

ROE is calculated as the IFRS profit after tax and non-controlling interest, excluding the impact of investment variances pension scheme income/charge and economic assumption changes, over average IFRS equity (excluding pension scheme net surplus/deficit) attributable to the ordinary shareholders of the Company.

TSR targets for awards made in 2015

Relative TSR determines the vesting of the other 50% of the LTIP award. Historically, FLG were a constituent of our TSR comparator group, however they de-listed in April 2015 and so will be excluded for awards from 2015. NN Group will be included in the comparator group going forward and it is considered an appropriate company for inclusion given its size, importance of life insurance within its portfolio and its mix of strong home position and multi-market presence.

Performance for the 2015 grant will therefore be assessed against the following companies: Aegon, Allianz, Assicurazioni Generali, Axa, CNP Assurances, Direct Line Group, Legal & General, MetLife, NN Group, Old Mutual, Prudential, RSA Insurance Group, Standard Life and Zurich Financial.

The performance period for the TSR performance condition will be three years beginning 1 January 2015. For the purposes of measuring the TSR performance condition, the Company’s TSR and that of the comparator group will be based on the 90-day average TSR for the period immediately preceding the start and end of the performance period.

The vesting schedule is set out in table 7 below.

7	TSR vesting schedule for the 2015 LTIP award
TSR position over the three-year performance period		Percentage of shares in award that vests based on achievement of TSR targets
Below median		0%
Median		10%
Between median and upper quintile		Pro-rata between 10% and 50% on a straight line basis
Upper quintile and above		50%

Payments to past directors (audited information)

Trevor Matthews resigned from the Board with effect from 8 May 2013 and left the Company on 6 June 2013.

•	As disclosed in the 2013 Form 20-F, Trevor’s 2012 LTIP award was pro-rated to reflect his service during the performance period and vested to the extent that the performance conditions had been achieved at the end of the period
•	There was a maximum of 230,073 shares (not inclusive of shares awarded in lieu of dividends accrued) available to vest in March 2015. The vesting percentage was 50% which resulted in 128,891 shares, (inclusive of shares awarded in lieu of dividends accrued), vesting at a share price of 549.85 pence. The value realised was £708,708.56. This is the final payment made to Trevor

Russell Walls retired from the Board with effect from 8 May 2013.

•	Russell was appointed as Chairman and Non-Executive Director (NED) of Aviva Insurance Limited on 1 May 2013 and subsequently resigned on 13 April 2015
•	He was appointed as a NED of Aviva Italia Holdings S.p.A on 4 December 2014 and on 30 April 2015 was appointed as Chairman
•	On 13 April 2015 Russell was also appointed as Chairman of Aviva Annuity UK Limited, Aviva Life Holdings UK Limited, Aviva Life Services UK Limited and Aviva Life & Pensions UK Limited each of which are subsidiary companies of Aviva plc
•	The emoluments he received in respect of these directorships for the 2015 financial year were £107,105 and €64,058

Richard Karl Goeltz retired from the Board with effect from 8 May 2013

•	Richard was appointed as Chairman and NED of Aviva Life Holdings UK Limited, a subsidiary company of Aviva plc on 14 May 2013.
•	He is a NED of Aviva Life & Pensions UK Limited, Aviva Annuity UK Limited and Aviva Life Services UK Limited, each of which are subsidiary companies of Aviva plc
•	Richard resigned from these positions on 13 April 2015
•	The emoluments he received in respect of these directorships for the 2015 financial year were £29,481

FLG Payments to current directors

Remuneration in relation to employment with FLG

In the interests of transparency with our shareholders, we are making an additional voluntary disclosure and details of awards relating to Andy's employment with FLG are set out below. This is in line with the disclosure previously made in FLG acquisition documents. All awards relate to the performance of FLG, and payments were determined by the FLG Remuneration Committee prior to the completion of the acquisition and relate to contractual arrangements between Andy and FLG.

In April 2015 Andy received an annual bonus paid by FLG in respect of services provided to FLG prior to the acquisition. It was pro-rated for the period 1 January 2015 to 10 April 2015 and amounted to £157,461 (50% of the maximum bonus available for that period taking into account achievement against performance measures).

Following the completion of the acquisition of FLG by Aviva, there were a number of long-term awards which vested as a result of the acquisition.

•	FLG Deferred Share Award Plan (DSAP) 116,362 shares - all awards vested in full (one-third of annual bonuses in respect of 2013 and 2014 were deferred into shares)
•	FLG Performance Share Plan (PSP) 82,598 shares - PSP awards vested on the acquisition. Performance was tested at the point of vesting, with 75% of the maximum paying out. The awards were subject to time pro-rating to take into account the period between grant and vesting, and therefore the number of vested shares was reduced by 70%

Whilst these awards were originally satisfied in FLG shares, they converted to Aviva shares at the point of acquisition given the structure of the transaction. As set out in the announcement to the London Stock Exchange, on 14 April 2015, Andy sold these shares in April 2015 on the open market. Andy retained a reportable interest in 222,903 Aviva shares post the acquisition and therefore met his shareholding requirement of 150% of salary at 31 December 2015. In addition, Andy retains an interest in the FLG Long Term Incentive Plan.

•	FLG Long Term Incentive Plan (FLG LTIP) - the FLG LTIP was originally implemented by Resolution Ltd in 2009 and approved by Resolution Ltd shareholders in 2013 following modification. It was structured as a private equity type arrangement to support a strategy of consolidation within the Life sector and an IPO of the consolidated businesses and, was therefore not a conventional share plan. It was instead structured to reward growth in the value of the company if a stretching threshold level of performance was achieved, and was the only long-term incentive plan operated from 2009 to May 2014

The acquisition of FLG triggered payments under the plan rules. The payments to participants were based on the offer price and achievement of a threshold level of performance (i.e. percentage of absolute total return to shareholders) and so were strongly aligned to shareholder value created. Under the terms of the FLG LTIP, Andy is due to receive a total of £5.3 million under the plan (50% paid in September 2015, with the remaining 50% to be paid in September 2016). Prior to Aviva’s acquisition of FLG, the FLG Remuneration Committee determined that payments under the plan would be in cash as permitted under the rules, and in line with the original plan design.

Single total figure of remuneration for 2015 – Non-Executive Directors (NED) (audited information)

The table below sets out the total remuneration earned by each NED who served during 2015.

8	Total 2015 remuneration – Non-Executive Directors

		Fees		Benefits		Total
	2015 £000	2014 £000	2015 £000	2014 £000	2015 £000	2014[1] £000
Chairman
Sir Adrian Montague[2]	417	138	64	15	481	153
Non-executive directors
Glyn Barker	138	136	2	1	140	137
Patricia Cross	128	123	—	1	128	124
Belén Romana García[2]	54	—	—	—	54	—
Michael Hawker	138	136	—	1	138	137
Michael Mire	113	103	—	1	113	104
Bob Stein	114	104	—	1	114	105
Scott Wheway[3]	128	124	—	1	128	125
Sir Malcolm Williamson[2]	101	—	7	—	108	—
Former non-executive directors
John McFarlane[2]	182	550	19	61	201	611
Gay Huey Evans[2]	35	104	5	1	40	105
Total emoluments of NEDs	1,548	1,518	97	83	1,645	1,601

1	The prior year total has been recalculated to show the directors that continued in office during all or part of the current year and excludes remuneration of directors that left in the prior year.
2	Sir Adrian Montague was appointed Chairman at the 2015 AGM, when John McFarlane and Gay Huey Evans stepped down from the Board. Sir Malcolm Williamson was appointed on 29 April 2015. Subsequently, Belén Romana García was appointed to the Board on 26 June 2015.
3	Scott Wheway acts as non-executive chairman to Aviva Insurance Limited and was appointed on 13 April 2015. The emoluments he received in respect of this directorship for the 2015 financial year was £75,654.

The total amount paid to NEDs in 2015 was £1,645,000, which is within the limits set in the Company’s Articles of Association, as previously approved by shareholders.

Payments for loss of office (audited information)

There were no payments for loss of office during the year.

Percentage change in remuneration of Group CEO

The table below sets out the increase in the basic salary, bonus and benefits of the Group CEO and that of the wider workforce. The UK employee workforce was chosen as a suitable comparator group, as all EDs are based in the UK (albeit with global responsibilities), and pay changes across the Group vary widely depending on local market conditions.

9	Percentage change in remuneration of Group CEO
		% change in basic salary 2014–2015	% change in bonus 2014–2015	% change in benefits 2014–2015
Group CEO		0%	40%	24%
All UK-based employees		5%	-4%	12%

Notes

Basic salary increase for the CEO was nil, whereas the average UK employee had an increase of 5%. Mark’s bonus level was increased, as approved by shareholders in 2015 and his outcome reflects strong performance across the Group. In comparison, for the major business units, performance during 2015 continued to be strong, but was not as strong as the outstanding results achieved in 2014, and the lower bonus outcomes for the individuals in these business units reflect that.

Historical TSR performance and Group CEO remuneration outcomes

Table 10 compares the TSR performance of the Company over the past seven years with the TSR of the FTSE 100 Return Index. This index has been chosen because it is a recognised equity market index of which Aviva is a member. In addition, median TSR performance for the LTIP comparator group has been shown. The companies which comprise the current LTIP comparator group for TSR purposes are listed in the ‘TSR Targets’ section on page 80.

10	Aviva plc seven-year TSR performance against the FTSE 100 Index and the median of the Comparator Group

The table below summarises the Group CEO single figure for total remuneration, annual bonus pay-out and LTIP vesting as a percentage of maximum opportunity over this period.

11	Historical Group CEO remuneration outcomes

	Group CEO	2009	2010	2011	2012	2013	2014	2015
Annual bonus payout (as a % of maximum opportunity)	Mark Wilson		—	—	—	75%	86.7%	91%
	Andrew Moss	74.2%	74.3%	81.0%	—	—	—	—

LTIP vesting (as a % of maximum opportunity)	Mark Wilson		—	—	—	—	—	53%
	Andrew Moss	50.0%	72.3%	81.7%	—	—	—	—

Group CEO Single figure of remuneration (£000)	Mark Wilson[1]		—	—	—	2,615	2,600	5,670
	Andrew Moss[2]	2,591	2,748	3,477	554	—	—	—

Notes

1	Mark joined the Board as an ED with effect from 1 December 2012, and became Group CEO on 1 January 2013. He received no emoluments in respect of 2012.
2	Andrew Moss resigned from the Board with effect from 8 May 2012 and left the Company on 31 May 2012.

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

12	Relative importance of spend on pay

	Restated Year end 31 December 2014 £m	Year end 31 December 2015 £m	% change
Adjusted operating profit before tax[1,2]	2,073	2,286	10%
Dividends paid[3]	449	635	41%
Share buybacks[4]	—	—	—
Total staff costs[5]	1,534	1,628	6%

Notes

1	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item.
2	Adjusted operating profit before tax attributable to shareholders’ profits for continuing operations after integration and restructuring costs.
3	The total cost of ordinary dividends paid to shareholders.
4	There were no share buybacks in 2014 or 2015.
5	Total staff costs from continuing operations includes wages and salaries, social security costs, post-retirement obligations, profit sharing and incentive plans, equity compensation plans and termination benefits. The average number of employees in continuing operations was 26,937 (2014) and 30,007 (2015).

External Board appointments

Tom Stoddard is a Trustee of Trout Unlimited (a non-profit conservation organisation).

Andy Briggs is a Director of the Association of British Insurers.

Neither Tom nor Andy received any fees or other compensation for these appointments.

Statement of directors’ shareholdings and share interests (audited information)

Executive directors’ share ownership requirements

The Company requires the Group CEO to build a shareholding in the Company equivalent to 300% of basic salary and each ED to build a shareholding in the Company equivalent to 150% of basic salary.

•	The EDs are required to retain 50% of the net shares released from deferred annual bonuses and LTIPs until the shareholding requirement is met
•	Shareholding requirement needs to be built up over a five-year period
•	Unvested share awards, including shares held in connection with bonus deferrals, are not taken into account in applying this test

13	Executive Directors – share ownership requirements

			Shares held		Options held
Executive Directors	Owned outright[1]	Unvested and subject to performance conditions[2]	Unvested and subject to continued employment[3]	Unvested and subject to continued employment	Vested but not exercised[4]	Shareholding requirement (% of salary)	Current shareholding[5] (% of salary)	Requirement met
Mark Wilson	150,000	2,105,779	300,897	3,615	—	300	79	No
Tom Stoddard	28,487	579,863	207,611	—	—	150	22	No
Andy Briggs	222,903	276,014	—	2,368	—	150	166	Yes
Other PDMRs[6]	742,947	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes

1	Shares ‘Owned outright’ are the directors’ beneficial holdings in the ordinary shares of the Company. This information includes holdings of any connected persons.
2	Shares ‘Unvested and subject to performance conditions’ are awards granted under the Aviva LTIP which vest only if the performance conditions are achieved.
3	Shares ‘Unvested and subject to continued employment’ are awards arising through the ABP and CFO award in the case of Tom. Under this plan, some of the earned bonuses are paid in the form of conditional shares and deferred for three years. The transfer of the shares to the director at the end of the period is not subject to the attainment of performance conditions but the shares can be forfeited if the ED leaves service before the end of the period.
4	‘Options vested but not exercised’ are options over shares granted under the Aviva SAYE Scheme.
5	Based on the closing middle-market price of an ordinary share of the Company on 31 December 2015 of 516.00 pence. The closing middle-market price of an ordinary share of the Company during the year ranged from 428.40 pence to 571.50 pence.
6	Persons Discharging Managerial Responsibility (PDMRs) under the UK Listing Rules includes the directors of Aviva plc and other senior managers. Table 13 shows the aggregate shareholding of PDMRs other than the directors at 31 December 2015. A PDMR also holds 19,909 7 7/8% preference shares and 17,634 8 7/8% preference shares as at 24 March 2016.

There was a disposal of 34,400 Aviva shares from the PDMR interest in the period 1 January 2016 to 24 March 2016. In the same period the interests of Other PDMRs has increased by 150 ordinary shares as a result of monthly purchases under the AESOP.

14	Non-Executive Directors’ shareholdings[1]

	1 January 2015	31 December 2015
Sir Adrian Montague	22,068	25,266
Sir Malcolm Williamson	—	41,421
Glyn Barker	11,700	11,700
Patricia Cross	7,000	7,000
Belén Romana García	—	—
Michael Hawker	20,000	20,000
Michael Mire	7,500	7,500
Bob Stein[2]	17,000	21,000
Scott Wheway	13,579	13,579
Former non-executive directors
John McFarlane[3]	10,000	10,000
Gay Huey Evans[3]	5,000	5,000

Notes

1	This information includes holdings of any connected persons.
2	Bob Stein’s holding includes 2,000 ADRs (representing 4,000 ordinary shares).
3	John McFarlane and Gay Huey Evans stepped down from the Board at the 2015 AGM. Shares held are as at 29 April 2015 being the date the former NEDs stepped down from the Board.

Claudia Arney was appointed to the Board on 8 February 2016 and on 14 March 2016 acquired 14,000 shares. There were no further changes to the current NEDs’ interests in Aviva shares during the period 1 January 2016 to 24 March 2016.

Share awards and share options (audited information)

Details of the EDs who were in office for any part of the 2015 financial year and hold or held outstanding share awards or options over ordinary shares of the Company pursuant to the Company’s share based incentive plans are set out in the below table. Savings-related share options refer to options granted under the HMRC tax advantaged Aviva 2007 SAYE Plan and are normally exercisable during the six month period following the end of the relevant (3, 5 or 7 year) savings contract.

15	LTIP, ABP, CFO Award and options over Aviva Shares

	At 1 January 2015 Number	Options/ Awards granted during year[1] Number	Options/ Awards exercised/ vesting during year Number	Options/ Awards lapsing during year Number	At 31 December 2015[2] Number	Market price at date awards Granted[3] Pence	Exercise Price (Options) Pence	Market price at date awards vested/option exercised Pence	Normal Vesting Date/Exercise Period[6]
Mark Wilson
Aviva long term incentive plan[4,5]
2013	983,277	—	—	—	983,277	294.20		—	Apr-16
2014	601,226	—	—	—	601,226	476.40		—	Mar-17
2015	—	521,276	—	—	521,276	535.00		—	Mar-18
Aviva annual bonus plan
2014	150,306	—	—	—	150,306	476.40		—	Mar-17
2015	—	150,591	—	—	150,591	535.00		—	Mar-18
Savings-related options 2014[7]	3,615	—	—	—	3,615	—	419.00	—	Dec 19 - May 20
Tom Stoddard
Aviva long term incentive plan[4,5]
2014	—	310,582	—	—	310,582	564.50		—	Mar-17
2015	—	269,281	—	—	269,281	535.00		—	Mar-18
Aviva annual bonus plan
2015	—	62,228	—	—	62,228	535.00		—	Mar-18
Aviva Chief Financial Officer Award 2014	—	196,463	53,033[8]	—	145,383	564.50		523.00	Jul 15 - Jul 17
Andy Briggs
Aviva long term incentive plan[4,5]
2015	—	276,014	—	—	276,014	535.00		—	Mar-18
Savings-related options 2015[7]	—	2,368	—	—	2,368	—	380.00	—	Dec 18 -May 19
Other PDMRs[9]	3,820,264	2,357,403	719,164	363,028	5,095,475	N/A	N/A	N/A	N/A

Notes

1	The aggregate net value of share awards granted to the directors in the period was £9.7 million (2014: £3.6 million). The net value has been calculated by reference to the closing middle-market price of an ordinary share of the Company at the date of grant.
2	The information given in this column is at 31 December 2015 or the date on which a director ceased to be a director of the Company.
3	The actual price used to calculate the ABP and LTIP awards is based on a three day average closing middle-market price of an ordinary share of the Company, prior to grant date. These were in 2013: 299.00 pence, 2014: 489.00 pence and 2015: 564.00 pence. The actual price used to calculate the CFO Award is based on a three day average closing middle-market price of an ordinary share of the Company, prior to employment start date, which was 509.00 pence.
4	For the 2013 and 2014 LTIP grant, the TSR comparator group consisted of the following companies: Aegon, Allianz, Assicurazioni Generali, Axa, CNP Assurances, Direct Line Group, Friends Life Group, Legal & General, Met Life, Old Mutual, Prudential, RSA Insurance Group, Standard Life and Zurich Financial. For the 2015 LTIP grant, the TSR comparator group consisted of the following companies: Aegon, Allianz, Assicurazioni Generali, Axa, CNP Assurances, Direct Line Group, Legal & General, MetLife, NN Group, Old Mutual, Prudential, RSA Insurance Group, Standard Life and Zurich Financial.
5	The performance periods for these awards begin at the commencement of the financial year in which the award is granted.
6	Any unexercised options will lapse at the end of the exercise period.
7	Options are not subject to performance conditions (the savings related options being granted under the SAYE plan). The option price was fixed by reference to a three day average closing middle-market price of an ordinary share of the Company, prior to grant date, with a discount of 20% as permitted under the SAYE plan.
8	The shares compromised in these vested awards include shares issued in lieu of dividends accrued during the deferral period.
9	See note 6, of table 13 for the definition of Other PDMRs. Table 15 shows the aggregate shares awards for PDMRs other than the directors for the period in which they were designated as PDMRs during 2015. The market prices on the day these awards were granted were as per footnote 3.

All employee share plans

EDs are eligible to participate in two HMRC tax advantaged all employee share plans on the same basis as other eligible employees.

Details of options granted to EDs under these plans are included in table 15. More information around HMRC tax advantaged plans can be found in note 27.

Dilution

Awards granted under the Aviva all employee share plans are currently met by issuing new shares as agreed by the Board. Shares are still held in employee trusts, details of which are set out in note 28.

The Company monitors the number of shares issued under the Aviva employee share plans and their impact on dilution limits. The Company’s usage of shares compared to the relevant dilution limits set by the Investment Association in respect of all share plans (10% in any rolling ten-year period) and executive share plans (5% in any rolling ten-year period) was 2.16% and 1.32% respectively on 31 December 2015.

Governance

Regulatory remuneration code

The Financial Conduct Authority’s (FCA) remuneration code applies to Aviva Investors and two small ‘firms’ (as defined by the FCA) within the UK & Ireland Life business. From 1 January 2014 the majority of these firms are subject to the Capital Requirements Directive IV (CRD IV) and the Remuneration Code (SYSC 19A), having previously been subject to the Capital Requirements Directive III (which remains the active regulatory directive for two BIPRU ‘firms’). Additionally, there are three Aviva Investors ‘firms’ subject to the Alternative Investment Fund Management Directive (AIFMD). The FCA remuneration requirements of AIFMD take effect in the first full performance year following registration i.e. January – December 2015. Remuneration Code requirements include an annual disclosure. For Aviva Investors this can be found in the Chapter 4 of the Pillar 3 Disclosure which can be found at www.avivainvestors.com/about_us/our_corporate_governance/index.htm and for the UK & Ireland Life firms at www.aviva.com/media/news/item/fsa-remuneration-code-disclosure-17350/.

Aviva’s reward principles and arrangements are designed to incentivise and reward employees for achieving stated business goals in a manner that is consistent with the Company’s approach to sound and effective risk management.

Statement of voting at AGM

The result of the shareholder vote at the Company’s 2015 AGM in respect of the 2014 DRR is set out in the table below.

16	Result of the vote at 2015 AGM

	Percentage of Votes Cast
	For	Against	Votes withheld
Directors’ Remuneration Policy	97.46%	2.54%	82,821,178
Directors’ Remuneration Report	98.68%	1.32%	12,079,913

Following the 2015 AGM, the Committee Chairman continued dialogue with major institutional shareholders, including consulting on the proposed adjustment to LTIP targets.

Implementation of Remuneration Policy in 2016

The implementation of the policy will be consistent with that outlined in the Policy Report, with no significant changes from how the Policy was implemented during 2015.

Basic salaries

The basic salary for the Group CEO £1,009,400 per annum.

The basic salary for the CFO £695,250 per annum.

The basic salary for the CEO UK Life £712,631 per annum.

Annual bonus

The maximum annual bonus opportunity will be in line with the levels set out in the Policy section of this report (i.e. 200% of salary for the Group CEO and 150% of salary for other EDs). As discussed in the Chairman’s letter, from 2016, a target is being introduced linked to our strategic progress on expanding our digital interface with our customers. The performance measures and weightings for the 2016 bonus will therefore be as follows:

•	IFRS Adjusted Earnings per Share (EPS) (22.50%)
•	Cash Remittance (18.75%)
•	Economic Surplus generation (11.25%)
•	VNB (15.00%)
•	COR (7.50%)
•	Progress on strategy – Digital (25.00%)

For the financial element, a quality of earnings assessment will be undertaken by the Remuneration Committee to provide assurance that bonus payouts appropriately reflect the shareholder experience.

Performance against a number of other non-financial measures will be considered when determining bonus payouts (employee engagement, customer and risk). In addition, each ED’s personal performance during the year will be taken into account.

LTIP

LTIP grants in 2016 will be in line with the levels set out in the Policy report. The CEO will receive an award of 300% of salary and the other two EDs will receive an award of 225% of salary. The LTIP will vest subject to performance against two equally weighted performance measures, absolute ROE and relative TSR performance, which have been chosen to reflect shareholders’ long-term interests.

Approach to Non-Executive Directors’ fees for 2016

NED fees were last reviewed in March 2016. No changes are made to the current fee levels, as set out in the table below:

17	Non-Executive Directors’ fees

Role	Fee from 1 April 2016	Fee from 1 April 2015
Chairman of the Company[1]	£550,000	£550,000
Board membership fee	£70,000	£70,000
Additional fees are paid as follows:
Senior Independent Director	£35,000	£35,000
Committee Chairman (inclusive of committee membership fee)
– Audit	£45,000	£45,000
– Governance	£35,000	£35,000
– Remuneration	£35,000	£35,000
– Risk	£45,000	£45,000
Committee membership
– Audit	£15,000	£15,000
– Governance	£12,500	£12,500
– Nomination	£7,500	£7,500
– Remuneration	£12,500	£12,500
– Risk	£15,000	£15,000

Notes

1	Inclusive of Board membership fee and any committee membership fees.

Directors’ Remuneration Policy

This section sets out Aviva’s remuneration Policy for directors, in accordance with the requirements of the Companies Act 2006 (as amended) and the Large & Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended).

This Policy was approved by shareholders at Aviva’s 2015 AGM, held on 29 April 2015. We have included the Policy below, but have updated the scenario charts and details of our Directors’ dates of appointment. The full Policy, as approved by shareholders, can be found on the Aviva plc website.

Alignment of Group strategy with executive remuneration

The Committee considers alignment between Group strategy and the remuneration of its EDs is critical. Our Remuneration Policy provides market competitive remuneration, and incentivises EDs to achieve both the annual business plan and the longer-term strategic objectives of the Group. Significant levels of deferral and an aggregate shareholding requirement align EDs’ interests with those of shareholders and aid retention of key personnel. As well as rewarding the achievement of objectives, variable remuneration can be zero if performance thresholds are not met.

Table 18 below provides an overview of our Remuneration Policy for EDs. For an overview of the Remuneration Policy for NEDs see table 20.

18	Remuneration Policy for Executive Directors – overview
Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Basic salary	To provide core market related pay to attract and retain the required level of talent.

Annual review, with changes normally taking effect from 1 April each year. The review is informed by:

•  Relevant pay data including market practice among relevant FTSE listed companies of comparable size to Aviva in terms of market capitalisation, large European and global insurers; and UK financial services companies

•  Levels of increase for the broader UK employee population

•  Individual and business performance

Current basic salaries are disclosed on page 74.

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

18	Remuneration Policy for Executive Directors – overview

Element	Purpose and link to strategy	Operation and recovery provisions (if applicable)	Maximum opportunity	Performance measures
Long-term incentive plan	To motivate EDs to achieve the Company’s longer-term objectives, to align EDs’ interests with those of shareholders and to aid the retention of key personnel.

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

N/A
Relocation and mobility	To assist with mobility across the Group to ensure the appropriate talent is available to execute strategy locally.	Employees who are relocated or reassigned from one location to another receive relevant benefits to assist them and their dependants in moving home and settling in to the new location.

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

Malus and Clawback

The circumstances when malus and clawback may apply include (but are not limited to) where the Committee considers that the employee concerned has been involved in or partially or wholly responsible for:

•	A materially adverse misstatement of the Company’s financial statements, or a misleading representation of performance; or
•	A significant failure of risk management and/or controls; or
•	A scenario or event which causes material reputational damage to the Company; or
•	Misconduct which, in the opinion of the Committee, ought to result in the complete or partial lapse of an award

The clawback period runs for two years from the date of vesting (or from the date of payment in the case of annual bonus awards).

Clawback was introduced in 2015 so applies to the annual bonus from 2015 (paid March 2016) and the LTIP awards granted in 2015 and any future awards.

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

The Committee may make awards on hiring an external candidate to ‘buyout’ remuneration arrangements forfeited on leaving a previous employer. In doing so, the Committee would take account of relevant factors including any performance conditions attached to these awards, the form in which it was paid (e.g. cash or shares) and the timeframe of awards. The Committee considers that a buyout award is a significant investment in human capital by Aviva, and any buyout decision will involve careful consideration of the contribution that is expected from the individual. Buyout awards would be awarded on a “like for like“ basis compared to remuneration being forfeited, and would be capped to reflect the value being forfeited.

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

On hiring a new NED, the Committee would align the remuneration package with the Remuneration Policy for NEDs, outlined in table 20, including fees and travel benefits.

Illustration of the Policy

The charts below illustrate how much EDs could earn under different performance scenarios in one financial year:

•	Minimum – basic salary, pension or cash in lieu of pension and benefits, no bonus and no vesting of the LTIP
•	Target – basic salary, pension or cash in lieu of pension, benefits, and:
–	A bonus of 100% and an LTIP of 300% of basic salary (with notional LTIP vesting at 50% of maximum) for the Group CEO;
–	A bonus of 100% and an LTIP of 225% of basic salary (with notional LTIP vesting at 50% of maximum) for the CFO; and
–	A bonus of 100% and an LTIP of 225% of basic salary (with notional LTIP vesting at 50% of maximum) for the CEO UK Life.
•	Maximum – basic salary, pension or cash in lieu of pension, benefits, and:
–	A bonus of 200% and an LTIP of 300% of basic salary (with notional LTIP vesting at maximum) for the Group CEO;
–	A bonus of 150% and an LTIP of 225% of basic salary (with notional LTIP vesting at maximum) for the CFO; and
–	A bonus of 150% and an LTIP of 225% of basic salary (with notional LTIP vesting at maximum) for the CEO UK Life.

Notes to the charts

•	Fixed pay consists of basic salary, pension as described in table 18, and estimated value of benefits provided under the Remuneration Policy, excluding any one offs. This therefore excludes the relocation assistance for Tom, in connection with his relocation to the UK. Actual figures may vary in future years.
•	The value of the LTIP and deferred element of the annual bonus assumes a constant share price and does not include additional shares awarded in lieu of dividends, that may have been accrued during the vesting period.
•	LTIP as awarded in 2016.

Employment contracts and letters of appointment

ED employment contracts and NED letters of appointment are available for inspection at the Company’s registered office during normal hours of business, and at the place of the Company’s 2016 AGM from 10.45am on 4 May 2016 until the close of the meeting.

The key employment terms and conditions of the current EDs, and those who served during the year, as stipulated in their employment contracts, are set out in the table 19 below.

19	Executive Directors’ conditions of employment

Provision	Policy
Notice period By the ED By the Company	6 months. 12 months, rolling. No notice or payment in lieu of notice to be paid where the Company terminates for cause.
Termination payment

Pay in lieu of notice up to a maximum of 12 months’ basic salary.

Any payment is subject to phasing and mitigation requirements. An ED would be expected to mitigate the loss of office by seeking alternative employment. Any payments in lieu of notice would be reduced, potentially to zero, by any salary received from such employment.

Remuneration and benefits	The operation of the annual bonus and LTIP is at the Company’s discretion.
Expenses	Reimbursement of expenses reasonably incurred in accordance with their duties.
Car allowance	A cash car allowance is received, as varied from time to time.
Holiday entitlement	30 working days plus public holidays.
Private medical insurance	Private medical insurance is provided for the ED and their family. The ED can choose to opt out of this benefit or take a lower level of cover. However, no payments are made in lieu of reduced or no cover.
Other benefits	Other benefits include private medical insurance and participation in the Company’s staff pension scheme.
Sickness	100% of basic salary for 52 weeks, and 75% thereafter for a further 52 weeks.
Non-compete	During employment and for six months after leaving (less any period of garden leave) without the prior written consent of the Company.
Contract dates	Director: Mark Wilson Tom Stoddard Andy Briggs	Date current contract commenced: 1 January 2013 28 April 2014 13 April 2015

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

Consideration of wider employee pay and shareholder views

When determining the Remuneration Policy and arrangements for our EDs, the Committee considers:

•	Pay and employment conditions elsewhere in the Group to ensure that pay structures are suitably aligned and that levels of remuneration remain appropriate. The Committee reviews levels of basic salary increases for other employees and executives based in the UK. It reviews changes in overall bonus pool funding and long-term incentive grants. The Committee does not directly consult with employees on pay issues but it does consider feedback from sources including the employee opinion survey. The Committee also takes into account information provided by the people function and external advisers
•	Its ongoing dialogue with shareholders. It seeks shareholder views and takes them into account when any significant changes are being proposed to remuneration arrangements and when formulating and implementing Remuneration Policy. For example, during 2014 and continuing in 2015, the Committee has had detailed engagement with our largest shareholders to discuss amendments to targets for existing LTIP awards and 2015 annual bonus plan following the acquisition of FLG

Non-Executive Directors

The table below sets out details of our Remuneration Policy for NEDs.

20	Remuneration Policy for Non-Executive Directors – overview

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance measures
Chairman and NEDs’ fees	To attract individuals with the required range of skills and experience to serve as a Chairman and as a NED.

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

The NEDs, including the Chairman of the Company, have letters of appointment which set out their duties and responsibilities. The key terms of the appointments are set out in table below.

21	Non-Executive Directors’ key terms of appointment

Provision	Policy
Period	In line with the requirement of the UK Corporate Governance Code, all NEDs, including the Chairman, are subject to annual re-election by shareholders at each AGM.
Termination	By the director or the Company at their discretion without compensation upon giving one month’s written notice for NEDs and three months’ written notice for the Chairman of the Company.
Fees	As set out in table 17.
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Each director must be able to devote sufficient time to the role in order to discharge his or her responsibilities effectively.

Appointment dates	Director	Committee appointments	Date of last appointment on letter of appointment[1]	Appointment end date in accordance with letter of appointment
	Glyn Barker		3 May 2012	AGM 2016
	Patricia Cross		1 December 2013	AGM 2016
	Michael Hawker		3 May 2012	AGM 2016
	Belén Romana García		26 June 2015	AGM 2016
	Sir Adrian Montague		15 January 2013	AGM 2016
	Michael Mire		12 September 2013	AGM 2016
	Bob Stein		15 January 2013	AGM 2016
	Scott Wheway		3 May 2012	AGM 2016
	Sir Malcolm Williamson		21 May 2015	AGM 2016

Key

Audit Committee member	Remuneration Committee member
Governance Committee member	Risk Committee member
Nomination Committee member	Denotes chair of committee

Notes

1	The dates shown above reflect actual appointment dates where agreed following signature of the letter as all appointments are subject to regulatory approval.

Patricia Cross

Chairman, Remuneration Committee

Shareholder information

Shareholder information

Company address

The Company’s registered office is St Helens, 1 Undershaft, London, EC3P 3DQ.

The Company’s telephone number is +44 (0)20 7283 2000.

Share capital

The Company has two classes of shares in issue:

•	Ordinary shares of £0.25 each which constitute equity security and hold voting rights
•	Cumulative irredeemable preference shares of £1 each, which entitle holders to attend and vote at general meetings only when dividends on such shares are in arrears. Cumulative irredeemable preference shareholders may also attend general meetings and vote on particular proposals when such proposals relate to an alteration of the rights attaching to such shares, a reduction of capital (other than through a redemption or repurchase of shares) or a winding up of business. On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares

Issued share capital

The Company had an aggregate issued and outstanding ordinary share capital of £1,012 million as of 31 December 2015. The following table sets out information about the issued and outstanding classes of equity as of 31 December 2015.

	Shares issued and outstanding			Shares covered by outstanding options
Share class	2015 Million	2014 Million	2013 Million	2015 Million	2014 Million	2013 Million
Ordinary shares, nominal value 25p	4,048	2,950	2,947	18	17	20
8.375% Cumulative irredeemable
preference shares, nominal value £1	100	100	100	—	—	—
8.75% Cumulative irredeemable
preference shares, nominal value £1	100	100	100	—	—	—

The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the Company’s current articles of association reflect this. Directors are still limited as to the number of shares they can allot, as the allotment authority continues to be required under the Act, save in respect of employee share schemes. Details of existing authorities to allot shares are set out in notes 26 and 29. Ordinary shares in issue in the Company rank pari passu. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The Company is not permitted under English law to hold its own ordinary shares. Whilst the Company is presently authorised to repurchase up to 295 million ordinary shares, any shares that are repurchased must be cancelled. Details of the Company’s dividends are set out in the section ‘Dividend data’. The Company’s preference shares rank, as to the payment of dividends and capital, as set out in note 29 of the IFRS Financial statements.

Share options and awards

The Company maintains a number of active stock option and share award schemes. Details of any outstanding awards under these schemes are set out in ‘IFRS Financial statements – note 27 – Group’s share plans’. Details of employee share schemes are set out in Note 27 and/or the Directors’ remuneration report. In addition to the share schemes mentioned in note 27 and the DRR, we operate the following share schemes:

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

Additional information

For the purposes of Listing Rule (LR) 9.8.4C R, the information required to be disclosed by LR 9.8.4 R can be found in the following locations:

Section in LR 9.8.4C R	Topic	Location in the Annual Report on Form 20-F
1	Interest capitalised	N/A
2	Publication of unaudited financial information	N/A
3	Requirement deleted from the listing rules
4	Details of long-term incentive schemes	DRR and IFRS Financial Statements – note 27
5	Waiver of emoluments by a director	N/A
6	Waiver of future emoluments by a director	N/A
7	Non pre-emptive issues of equity for cash	N/A
8	Item (7) in relation to major subsidiary undertakings	N/A
9	Parent participation in a placing by a listed subsidiary	N/A
10	Contracts of significance	N/A
11	Provision of services by a controlling shareholder	N/A
12	Shareholder waivers of dividends	IFRS Financial Statements – note 28
13	Shareholder waivers of future dividends	IFRS Financial Statements – note 28
14	Agreements with controlling shareholders	N/A

History of share capital

The following table sets out information about the history of the Company’s ordinary shares over the last three full calendar years.

Number of shares outstanding
At 31 December 2012	2,945,972,261
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	967,361
At 31 December 2013	2,946,939,622
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	3,547,718
At 31 December 2014	2,950,487,340
Shares issued under the Group’s Employee and Executive Share Option Schemes[1]	11,651,227
Shares issued in relation to the acquisition of Friends Life	1,086,326,606
At 31 December 2015	4,048,465,173
1	For more information on our various option schemes, see note 27 in the financial statements.

There were no changes to the voting rights of any class of shares during 2013, 2014 and 2015, other than issuances in connection with our various employee option schemes and in relation to the acquisition of Friends Life. The Company did not issue shares for consideration other than cash during 2013, 2014 and 2015, with the exception of the acquisition of Friends Life. Details of the acquisition through a share exchange are set out in note 2. In addition, at the Company’s general meetings in 2013, 2014 and 2015, shareholders authorised the limited dis-application of section 561 of the Companies Act 2006 to permit the Company to issue new equity securities for cash without applying shareholders’ statutory pre-emptive rights.

Related party disclosures

Related party transactions

For more information relating to related party transactions, including more information about the transactions described below, please see ‘IFRS Financial Statements – note 56 – Related party transactions’.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated on consolidation.

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2015 £m	2014 £m	2013 £m
Salary and other short-term benefits	13.3	8.9	6.7
Post-employment benefits	1.7	1.0	1.1
Equity compensation plans	10.6	1.9	3.3
Termination benefits	2.0	—	1.1
Other long-term benefits	5.2	4.1	1.6
Total	32.8	15.9	13.8

The increase in total key management compensation in 2015 mainly reflects the effect of an increase in the number of employees classified as key management compared to 2014.

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

Services provided to other related parties

		2015		2014		2013
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	9	—	7	—	3	11
Joint ventures	27	192	28	154	51	56
Employee pension schemes	13	3	11	3	12	9
	49	195	46	157	66	76

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2015 amounts payable at year-end were £nil (2014: £nil), and expenses incurred during the period were £7 million (2014: £2 million).

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 14(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 14(a)(i).

Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(b)(ii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 48(f).

Loans to joint ventures

We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in ‘IFRS Financial Statements – Note 14 – Interests in, and loans to, joint ventures’. Total loans at 31 December 2015 and at the end of each of the last three financial years are shown in the table below:

	2015 £m	2014 £m	2013 £m
Loans to joint ventures	94	73	24

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

As a holding company, the Company is dependent upon dividends and interest from our subsidiaries to pay cash dividends. Many of the Company’s subsidiaries are subject to insurance regulations that restrict the amount of dividends that they can pay to us. From 1 January 2016, the Company and its insurance subsidiaries in the UK, are also required to comply with the PRA Supervisory Statement SS2/15 in respect of the payment of dividends.

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

Year	Interim dividend per share (pence)	Interim dividend per share (cents)	Final dividend per share (pence)	Final dividend per share (cents)
2009	9.00	14.75	15.00	23.55
2010	9.50	15.20	16.00	25.80
2011	10.00	15.70	16.00	25.27
2012	10.00	15.85	9.00	13.67
2013	5.60	9.01	9.40	15.79
2014	5.85	9.15	12.25	19.21
2015	6.75	10.21	14.05	N/A

Guarantees, securitised assets and off-balance sheet arrangements

As a normal part of our operating activities, various Group companies have given financial guarantees and options, including interest rate guarantees, in respect of certain long-term assurance and fund management products, as set out in Note 38 to the IFRS Financial Statements. These are accounted for on-balance sheet as either part of the host insurance contract or as financial instruments under IFRS.

Information on operating lease commitments can be found in Note 49(b) to the IFRS Financial Statements.

It is standard business practice for our Group companies to give guarantees, indemnities and warranties in connection with disposals of subsidiaries, joint ventures and associates to third parties. As of 31 December 2015, we believe no material loss will arise in respect of these guarantees, indemnities and warranties. Principal warranties include the accuracy and completeness of the statement of financial position at an agreed specified date, details of outstanding litigation, regulatory matters, material contractual commitments, the position on tax filings and other customary matters together with any specific items identified during due diligence. In addition, specific clauses cover such items as regulatory approvals and licences, the basis of calculation regarding actuarial insurance liabilities, reinsurance contracts and the status of employee pension plans. Their exact terms are tailored to each disposal and are set out in the respective sale and purchase agreement. Similarly, the open warranty periods, within which the purchaser could claim, and limits on the maximum amount potentially recoverable will vary for each item covered in each disposal.

We have received notice of a number of claims on recent disposals, and where appropriate, hold provisions in respect of such claims. There are also open claim periods on other recent disposals in respect of which we have neither received, nor have any reason to believe we will receive, any claims. Accordingly, as of 31 December 2015, we believe that appropriate provisions have been made regarding known and expected material warranty and indemnity claims relating to recent disposal activity.

We have loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings by special purpose entities in our UK Life business, as set out in Note 20 to the IFRS Financial Statements. These special purpose entities have been consolidated and included in the statement of financial position, as we retain the residual interest in them.

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

Note 14 to the IFRS Financial Statements provides a list of the principal PLPs accounted for as joint ventures, as well as summarised information on the income, expenses, assets and liabilities of the Group’s interests in its joint ventures in aggregate. In respect of these PLPs, there are no significant contingent liabilities to which we are exposed, nor do we have any significant contingent liabilities in relation to our interests in them. External debt raised by the PLPs is secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder and shareholders’ funds of any companies in the Aviva Group. At 31 December 2015, we had £47 million capital commitments to these PLP joint ventures.

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

Our principal objective in managing our liquidity and capital resources is to maximise the return on capital to shareholders, while enabling us to pay dividends, service our debt and our holding companies’ cash flows. In the context of a financial services company where our working capital is largely representative of our liquidity, we believe that our working capital is sufficient for our present operational requirements. For additional information, see ‘IFRS Financial statements – Note 53 – Risk management – liquidity risk’.

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

At 31 December 2015, total consolidated cash and cash equivalents net of bank overdrafts amounted to £33,170 million, an increase of £10,606 million from £22,564 million in 2014.

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

At 31 December 2015, the Group had £25.1 billion (31 December 2014: £17.6 billion) of total capital employed on an IFRS basis in our trading operations which is financed by a combination of equity shareholders’ funds, preference capital, direct capital instrument and tier 1 notes, subordinated debt and internal and external borrowings.

In addition to external funding sources, we have a number of internal debt arrangements in place. All internal loans satisfy arm’s length criteria and all interest payments have been made when due.

Management of debt

Aviva plc is the principal financing vehicle in our centralised funding strategy. We aim to manage our external debt in line with rating agency limits applicable for entities with a rating in the AA range. We manage the maturity of our borrowings and our undrawn committed facilities to avoid bunching of maturities. We aim to maintain access to a range of funding sources, including the banking market, the commercial paper market and the long-term debt capital markets. We issue debt in a variety of currencies, predominantly sterling and euro, based on investor demand at the time of issuance and management of the Group’s foreign exchange translation exposures in the statement of financial position.

In June 2015 Aviva plc issued €900 million and £400 million of Lower Tier 2 subordinated debt callable in 2025 and 2030 respectively. This was used to repay the following instruments: £268 million Step-up Tier 1 Insurance Capital Securities at first call date in July 2015; €500 million undated subordinated debt at first call date in September 2015; and £200 million debenture loans in September 2015, ahead of the June 2016 maturity.

At 31 December 2015, our total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £8.8 billion (2014: £7.4 billion). Of the total borrowings, £6.9 billion (2014: £5.3 billion) are considered to be core borrowings and are included within the Group’s capital employed. The balance of £1.9 billion (2014: £2.1 billion) represents operational debt issued by operating subsidiaries. We also have substantial committed credit facilities available for our use. At 31 December 2015, we had undrawn committed credit facilities expiring within one year of £0.6 billion (2014: £0.4 billion) and £1.1 billion in credit facilities expiring after more than one year (2014: £1.2 billion).

Further information on the maturity profile, currency and interest rate structure of our borrowings is presented in ‘IFRS Financial statements – Note 45 – Borrowings’. Commercial paper is issued for terms up to 12 months and is generally reissued at maturity. The earliest repayment date for other debt instruments is a $400 million subordinated debt instrument with a first call date of 1 December 2016 at the option of the Company. At this time Aviva will have the option of repaying the debt or deferring repayment until future coupon dates.

The table below presents our debt position for the periods indicated:

	2015 £m	2014 £m
Core structural borrowings
Subordinated debt	6,469	4,594
Debenture loans	—	200
Commercial paper	485	516
	6,954	5,310
Less: Amounts held by Group Companies	(42)	—
	6,912	5,310
Operating borrowings
Operational borrowings at amortised cost	550	696
Operational borrowings at fair value	1,308	1,372
	1,858	2,068
Total	8,770	7,378

In the UK, we have raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes.

The value of the secured assets and the corresponding non-recourse funding was £1,308 million (2014: £1,372 million). We continue to receive fees from these special purpose entities in respect of loan administration services.

These special purpose entities have been consolidated as we retain the residual interest in them. The transactions and reasons for consolidation are discussed further within ‘IFRS Financial statements – Note 20 – Securitised mortgages and related assets’.

Undrawn borrowings

At 31 December 2015, we had £1.7 billion (2014: £1.6 billion) undrawn committed central borrowing facilities available to us, provided by various highly rated banks, all of which have investment grade credit ratings. These borrowings are used to support Aviva’s commercial paper programme. Undrawn borrowings are analysed below:

	2015 £m	2014 £m
Expiring within one year	575	350
Expiring beyond one year	1,075	1,200
Total	1,650	1,550

Our committed central borrowing facilities have no financial covenants following the renewal of terms undertaken in 2015.

Sources of liquidity

In managing our cash flow position, we have a number of sources of liquidity, including:

•	dividends from operating subsidiaries;
•	external debt issuance;
•	internal debt and central assets; and
•	funds generated by the sale of businesses.

Our principal source of liquidity is cash remittances in the form of dividends and debt interest receipts from our subsidiaries. The level of dividends is based on two primary factors: the financial performance and the local solvency and capital requirements of our individual business units.

The table below shows liquid resources provided by the business units to Group centre holding companies during the periods indicated. Cash remittances include amounts received from UKGI in February 2016 in respect of 2015 activity and in February 2015 in respect of 2014 activity:

Amounts received in respect of 2015 and 2014 activity	2015 £m	Restated[1] 2014 £m
UK & Ireland life	667	437
France	252	264
Poland	81	106
Italy	45	32
Spain	49	68
Other Europe	4	3
Canada[2]	6	138
Asia	21	23
Other[3]	24	66
	1,149	1,137
UK & Ireland general insurance & health[4]	358	294
Total	1,507	1,431
1	Cash remittances have been restated to include interest remitted on internal loans.
2	CAD$230 million in respect of 2015 activity has been retained at the Canadian holding company in order to part-fund the proposed RBC General Insurance Company acquisition.
3	Other includes Aviva Investors and Group Reinsurance.
4	Cash remittances include amounts of £351 million received from UKGI in February 2016 in respect of 2015 activity and £273 million received from UKGI in February 2015 in respect of 2014 activity.

Excess centre cash flow represents cash remitted by business units to Group centre holding companies less central operating expenses and debt financing costs paid by the Group centre holding companies. It is an important internal measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections. It is a measure at the Group centre holding companies level and differs from the Group and parent company operating cash flow on an IFRS basis. The Group consolidated operating cash flow is discussed on page 102.

	2015 £m	2014 £m
Dividends received[1]	1,378	1,412
Internal interest received	129	19
Cash remitted to Group	1,507	1,431
External interest paid	(554)	(425)
Internal interest paid	(138)	(170)
Central spend	(252)	(173)
Other operating cash flows[2]	136	29
Excess centre cash flow[3]	699	692
1	This excludes a £150 million dividend paid by Friends Life Holdings prior to the acquisition.
2	Other operating cash flows include central investment income and group tax relief payments and other financial cash flows previously reported under central spend.
3	Before non-operating items and capital injections.

Excess centre cash flow of £699 million has remained broadly stable compared with the prior period. Increased internal interest received driven by Friends Life intercompany loans and foreign exchange movement gains on Group centre holdings was offset by an increase in external interest, largely due to the inclusion of Friends Life external debt, as well as higher central spend mainly relating to Friends Life and investment in our digital capability. In addition, the total excess centre cash flow is reduced as a result of the dividend payment retained in Canada to part-fund the proposed acquisition of Royal Bank of Canada General Insurance Company.

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2015, Aviva plc itself had distributable reserves of £3,124 million, which would have covered four years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer’s ability to declare a dividend, the rules require maintenance of each insurance company’s solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.

The Group has received proceeds on completion of the disposals as disclosed in ‘IFRS Financial statements – note 2 – Subsidiaries’.

Aviva plc maintains two £2 billion commercial paper programmes, one of which is guaranteed by Aviva Insurance Limited, which allow debt to be issued in a range of currencies. At 31 December 2015, outstanding debt issued under the unguaranteed programme was £485 million (2014: £516 million). No commercial paper has been issued under the guaranteed programme in 2014 or 2015. More details of movements in debt can be found in the ‘Management of debt section’.

Aviva plc has also issued longer-term debt under a euro Medium Term Note (EMTN) programme. Debt issued under this programme may be senior debt or regulatory qualifying debt and may have a fixed or floating interest rate. At 31 December 2015, the outstanding debt (including equity accounted tier 1 notes) issued under this programme was £3,838 million (2014: £2,860 million).

Application of funds

We use funds to pay dividends to our shareholders, to service our debt and to pay our central Group cash flows.

In 2015, total cash paid by the Company as ordinary and preference dividends and coupon payments on the direct capital instrument and tier 1 notes amounted to £724 million, compared with £554 million in 2014.

In 2015, our total interest costs on central borrowings were £350 million. This compared with £310 million of interest paid on central borrowings in 2014. Total corporate centre expenses in 2015 were £180 million compared with £132 million in 2014.

An additional application of our funds is the acquisition of businesses. In 2015, cash received in the acquisition of subsidiaries, joint ventures and associates from continuing operations net of cash paid amounted to £7,783 million, compared with cash paid of £79 million in 2014.

Capital injections

We make capital injections into our businesses where necessary to ensure that they meet their local solvency requirements and also to support development of their operations. Capital is provided either by equity or subordinated debt, where such debt is recognised as capital by the regulator. Each capital injection is subject to central review and needs to meet our required internal rates of return. To the extent that capital injections are provided or funded by regulated entities we consider the regulatory capital impact of the capital injection.

Otherwise our ability to make capital injections into our businesses is not materially limited by applicable legal and regulatory restrictions. Total capital injections into the business units were £469 million and £567 million in 2015 and 2014 respectively. Payments during the year include capitalisation of the Group’s internal reinsurance vehicle and other restructuring activity.

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

Year ended 31 December 2015

Net cash from operating activities

Total net cash from operating activities (continuing operations) increased by £5,299 million to a £4,755 million inflow in 2015 (2014: £544 million outflow). The increase mainly reflects net cash inflows arising from purchases and sales of operating assets including financial investments.

Net cash from investing activities

Net cash from investing activities (continuing operations) was £7,641 million inflow (2014: £228 million outflow). The increase of £7,869 million is mainly due to cash balances brought into the Group following the acquisition of Friends Life.

Net cash outflow on financing activities

Net cash used in financing activities (continuing operations) decreased by £590 million to an outflow of £1,365 million (2014: £1,955 million outflow). The decrease is mainly due to the redemption of a direct capital instrument in 2014.

Net cash and cash equivalents

At 31 December 2015, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £33,170 million, an increase of £10,606 million over £22,564 million in 2014.

Year ended 31 December 2014

Net cash from operating activities

Total net cash from operating activities (continuing operations) decreased by £2,643 million to a £544 million outflow in 2014 (2013: £2,099 million inflow). The net operating cash outflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group’s participation in these funds.

Net cash from investing activities

Net cash used in investing activities (continuing operations) decreased by £562 million to £228 million outflow (2013: £334 million inflow). The decrease in cash is mainly due to lower inflows from disposals and higher purchases of property and equipment.

Net cash outflow on financing activities

Net cash used in financing activities (continuing operations) increased by £407 million to an outflow of £1,955 million (2013: £1,548 million outflow). The increase is mainly due to the redemption of a direct capital instrument.

Net cash and cash equivalents

At 31 December 2014, total consolidated net cash and cash equivalents, net of bank overdrafts, amounted to £22,564 million, a decrease of £3,425 million over £25,989 million in 2013.

Currency

Our exposures to movements in exchange rates and the management of these exposures is detailed in ‘Performance review – Financial and operating performance – Exchange rate fluctuations’.

Regulatory capital position

Under the Solvency I regime effective until 31 December 2015, individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times.

This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency I Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our business in Canada a risk charge on assets and liabilities approach is used.

From 1 January 2016 EU-based insurance groups are no longer required to disclose their solvency position under the European Insurance Groups Directive, as the regulatory framework has been replaced by the new Solvency II regime. As such, after 31 December 2015 Aviva Group will no longer disclose its capital solvency surplus under the IGD rules.

European Insurance Groups Directive

	UK life funds £bn	Other business £bn	31 December 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	11.8	10.8	22.6	14.4
Less: capital resources requirement	(11.8)	(4.8)	(16.6)	(11.2)
Insurance Groups Directive (IGD) excess solvency	—	6.0	6.0	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.2 times	1.6 times

The IGD regulatory capital solvency surplus has increased by £2.8 billion since 2014 to £6.0 billion. The key drivers of the increase are the acquisition of Friends Life (£1.6 billion), adjusted operating profits (£1.6 billion) and the net issue of hybrid debt (£0.4 billion), offset by dividend payments and pension scheme funding (£0.5 billion).

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2014	3.2
Acquisition of Friends Life	1.6
Adjusted operating profits net of integration and restructuring costs	1.6
Net hybrid debt issue[1]	0.4
Dividends and appropriations	(0.3)
Pension scheme funding	(0.2)
Outward reinsurance of latent reserves[2]	0.2
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.4)
Estimated IGD solvency surplus at 31 December 2015	6.0
1	Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments redeemed in the second half of 2015.
2	Outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).

Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in our consolidated financial statements, are as follows:

	2015 £m	2014 £m	2013 £m
Investment property	71	97	3
Property and equipment	61	8	24
Other investment vehicles	202	—	—
Total	334	105	27

Contractual obligations for future repairs and maintenance on investment properties are £nil (2014: £nil, 2013: £nil). We have capital commitments to joint ventures and associates of £62 million (2014: £91 million, 2013: £145 million). These commitments are expected to be funded through operational cash flow without recourse to core structural borrowings.

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

Overview of regulation as it affects our business

Our principal insurance and fund management operations are in the UK, Europe, Canada and Asia. We are therefore subject to financial services regulation and local regulatory supervision in all these areas, as individually covered below.

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

From 1 January 2016 EU-based insurance groups are no longer required to disclose their solvency position under the European Insurance Groups Directive, as the regulatory framework has been replaced by the new Solvency II regime. As such, after 31 December 2015 Aviva Group will no longer disclose its capital solvency surplus under the IGD rules.

Solvency II

The Solvency II Directive which governs insurance industry regulation and prudential capital requirements within the European Union, including associated Implementing Technical Standards and guidelines became effective from 1 January 2016. This replaces the directives listed above (Third Life and Non Life Directives, Reinsurance Directive and Insurance Groups Directive). Solvency II is a harmonised European prudential framework that reflects risk management practices to define required capital and manage risk. The framework has three main pillars:

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

Markets in Financial Instruments Directive (MIFID2)

MIFID2, which superseded the earlier Investment Services Directive, builds on the home country control principle, extending the range of ‘core’ investment services and activities that may be passported from one member state to another, clarifying the allocation of responsibilities between home and host country jurisdictions, and introducing greater harmonisation governing the organisation and conduct of business of investment firms.

Systemic Risk

In July 2013, the Financial Stability Board (FSB) designated nine insurance groups, including Aviva as Global Systemically Important Insurers G-SIIs. The designation is reviewed on an annual basis, with the FSB re-affirming Aviva as a G-SII in November 2015. The International Association of Insurance Supervisors (IAIS) has published policy measures that apply to G-SIIs. The policy measures include enhanced supervision, recovery and resolution planning, the preparation of systemic risk management and liquidity risk management plans. The policy measures also include higher loss absorbency requirements (HLA). In the absence of a global capital framework for insurers, the IAIS has developed a Basic Capital Requirement (BCR) to provide a comparable foundation for the application of HLA to G-SIIs. The IAIS plans that its approach to HLA will be applicable to G-SIIs from 2019.

Insurance Capital Standard (ICS)

The Financial Stability Board (FSB) has stated that a sound capital and supervisory framework for the insurance sector is essential for supporting financial stability. In this respect the IAIS will develop a work plan to develop a comprehensive, group-wide supervisory and regulatory framework for Internationally Active Insurance Groups (IAIGs), including a quantitative capital standard. The ICS will be incorporated into the global framework for the supervision of internationally active insurance groups (ComFrame) that the IAIS is developing. The IAIS plans to develop the ICS by 2016 for adoption by the IAIS in 2019 along with the rest of ComFrame.

Future EU developments

There are a number of European dossiers that are expected to continue to progress during 2016, including Packaged Retail and Insurance-based Investment Products (PRIIPs) that will introduce common product disclosure standards, the Insurance Distribution Directive (IDD) that will introduce new standards for insurance distribution and MIFID2 II that introduces new conduct and market transparency requirements.

United Kingdom

The regulatory structure

On 1 April 2013 the Financial Services Authority was replaced by the Prudential Regulation Authority (the ‘PRA’) and the Financial Conduct Authority (the ‘FCA’).

The PRA is currently a subsidiary of the Bank of England and is responsible for the micro-prudential regulation of banks, building societies, credit unions, insurers and major investment firms. The PRA has two statutory objectives:

•	to promote the safety and soundness of regulated firms; and
•	in the case of insurers, to contribute to securing an appropriate degree of protection for policyholders.

The FCA is a company limited by guarantee, accountable to the UK Treasury, and through the Treasury, to the UK Parliament. It is operationally independent of government and entirely funded by the firms it regulates. The FCA’s strategic objective as set out in the Financial Services Act 2012 is to ensure that markets “function well” and it is responsible for the conduct regulation of all financial services firms (including those prudentially regulated by the PRA, such as insurers). In addition, the FCA prudentially regulates those financial services firms not supervised by the PRA, including most asset managers. The FCA has three operational objectives:

•	securing an appropriate degree of protection for consumers;
•	protecting and enhancing the integrity of the UK financial system; and
•	promoting effective competition in the interests of consumers in the markets for financial services.

Within their respective jurisdictions, the PRA and FCA have authority to make rules and issue guidance, taking into account relevant EU directives, impacting individuals and firms authorised to conduct regulated activities (‘Authorised Persons’ and ‘Authorised Firms’).

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

UK Regulation of the Aviva Group

A number of the Groups’ UK subsidiaries are dual regulated (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation)) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation).

Aviva plc, although not directly authorised, does come within the scope of some regulation as the ultimate insurance holding company in the Group. The PRA and FCA have powers under the FS Act in relation to unregulated parent undertakings (‘qualifying parent undertakings’) that control and exert influence over regulated firms. The powers include the ability to make directions imposing requirements on parent undertakings, take enforcement action where such directions are breached and gather information from parent undertakings.

As Aviva is a UK-based group, the PRA has the responsibility of acting as lead regulator (i.e. the cross-sector supervisory coordinator) for the Group.

Aviva was designated as a Global Systemically Important Insurer (G-SII) by the IAIS. The IAIS has developed a framework of policy measures for G-SIIs. The policy framework includes:

•	The recovery and resolution planning requirements under the Financial Stability Board’s Key Attributes of Effective Resolution Regimes;
•	Enhanced group-wide supervision; and
•	Higher loss absorbency requirements (HLA).

The enhanced group-wide supervision of G-SIIs introduces more tailored regulation, greater supervisory resources and more thorough use of existing supervisory tools compared to the supervision of non-systemically important insurers. For G-SIIs, the group-wide supervisor has specific powers over holding companies to ensure that a direct approach to group-wide supervision can be applied. In addition, other involved supervisors may have direct or indirect powers over holding companies in their jurisdiction.

UK regulated entities within Aviva plc

DUAL REGULATED	SOLO REGULATED
Aviva Annuity UK Ltd	Aviva Equity Release UK Ltd
Aviva Insurance Ltd	Aviva Health UK Ltd
Aviva International Insurance Ltd	Aviva Insurance Services UK Ltd
Aviva Investors Pensions Ltd	Aviva Investors Global Services Ltd
Aviva Life & Pensions UK Ltd	Aviva Investors UK Fund Services Ltd
Friends Annuities Ltd	Aviva Investors UK Funds Ltd
Friends Life and Pensions Ltd	Aviva Life International Ltd
Friends Life FPLMA Ltd	Aviva Life Services UK Ltd
Friends Life Ltd	Aviva Pension Trustees UK Ltd
Gresham Insurance Company Ltd	Aviva Wrap UK Ltd
The Ocean Marine Insurance Company Ltd	Bankhall PMS Ltd
Friends Life Funds Ltd
Friends Life Investment Solutions Ltd
Friends Life Investments Ltd
Friends Life Marketing Ltd
Friends Life Services Ltd
Friends Provident International Ltd
Optimum Investment Management Ltd
ORN Capital LLP
Sesame Ltd
TenetConnect Ltd
TenetConnect Services Ltd
TenetLime Ltd

Approved persons and controllers

From 1 January 2016, the Approved Person regime (APER) will be replaced with Senior Insurance Managers Regime (SIMR) for the UK Solvency II firms. Although in substance similar to APER, SIMR will result in a greater transparency with a narrower focus on individuals running Solvency II companies.

Both the PRA and FCA place great emphasis on the principle of senior management responsibility. The directors of, and senior managers carrying out controlled function roles (as defined in the PRA and FCA handbooks) in, any of the Group’s regulated entities are individually registered with either the PRA or FCA under the ‘Approved Person’ regime, and can be held directly accountable to the relevant regulator for control failings in those entities. For solo regulated entities, individuals applying for approval in a controlled function make their application to the FCA and if successful, are registered with the FCA. For dual regulated entities, responsibility for applying the approved persons regime to controlled functions is split between the PRA and FCA, with the PRA having responsibility for all of the Governing Functions. However, the PRA cannot approve an application without the consent of the FCA. Each regulator can apply its Statements of Principles and Code of Practice for Approved Persons to the conduct expected of approved persons, and each can discipline an approved person who has breached a statement of principle, regardless of which regulator gave approval.

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

Conduct of business rules

The FCA’s Conduct of Business (COBS) and Insurance: Conduct of Business (ICOBS) Rules apply to every Authorised Firm carrying on relevant regulated activities, and regulate the day-to-day conduct of business standards to be observed by all Authorised Persons in carrying out regulated activities.

The COBS and ICOBS Rules are principle based, and the scope and range of obligations imposed on an Authorised Firm will vary according to the scope of its business and range of the Authorised Firm’s clients. Generally speaking, however, the obligations imposed on an Authorised Firm by the COBS and ICOBS Rules will include the need to classify its clients according to their level of sophistication, provide them with information about the Authorised Firm, meet certain standards of product disclosures (including fee and remuneration arrangements), ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, control the range and scope of advice given, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

The PRA’s COBS rule book is limited to with-profits business and linked long-term insurance business as these classes of business are regulated by both the PRA and FCA. For with-profits business the FCA is concerned with ensuring fairness between policyholders and shareholders whilst the PRA has ultimate responsibility in respect of decisions which have material consequences for both affordability and fairness. For linked long-term business, the FCA is concerned with ensuring benefits are determined by reference to an approved index, whilst the PRA is concerned with linked assets being capable of being realised in time to meet obligations to policyholders and the matching of linked assets with linked liabilities.

Capital and solvency rules for insurers

The PRA rules require that a UK insurer (including those within the Group) must hold capital resources equal to at least the Minimum Capital Requirement (MCR). Insurers with with-profits liabilities of more than £500 million (which is the case with Aviva’s with-profits funds) must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly equivalent to the previous required minimum margin, and satisfies the minimum EU standards.

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

All UK insurers must also carry out an Individual Capital Assessment (ICA) to calculate the amount of capital needed to back their business. If the PRA decides that the final ICA amount is insufficient, it may draw up its own Individual Capital Guidance (ICG) for the firm, which can be imposed as a requirement on the scope of the Authorised Firm’s permission. From 1 January 2016, Aviva is subject to the new Solvency II regulatory regime.

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

Areas of potential risk or weakness where the regulators particularly require Aviva to focus attention are formally set out in a Risk Mitigation Plan (RMP) from the FCA and key actions from the PRA.

All open actions are progressed in accordance with timescales agreed with the PRA and FCA.

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

Long-term assets and liabilities

Where a UK insurer carries on life insurance business, its long-term business assets and liabilities i.e. those assets and liabilities relating to life and health insurance policies, must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the PRA rules. Only the ‘established surplus’, which is the excess of assets over liabilities in the long-term fund as determined by actuarial investigation, may be transferred so as to be available for other purposes. Following the transition to Solvency II at 1 January 2016, only the ‘eligible own funds’, which are the funds available for covering the regulatory capital requirements of the long-term business, may be transferred so as to be available for other purposes, although a waiver from the PRA is required before any transfer is performed. Restrictions also apply to the payment of dividends by the insurance company, as described below. PRA rules also require insurers to maintain sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

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

In addition, at least once a year the AVLAP Board must consider whether a distribution is required to be made from the Old with-profits sub-fund (‘Old WPSF’) inherited estate. Such a distribution will ordinarily be required if the level of the inherited estate of the Old WPSF exceeds the Required Distribution Threshold as described in the Reattribution Scheme of Transfer effective from 1 October 2009 (‘The Scheme’) on any such annual investigation from the third such investigation after 1 October 2009. The Scheme permits distributions from the Old WPSF inherited estate earlier than required by The Scheme where the AVLAP Board determines that a distribution is necessary for the fair treatment of Old WPSF customers. The AVLAP Board set aside £89 million as at 31 December 2014 to be applied to enhance the with-profits benefits of Old WPSF customers as they leave (with effect from 1 July 2014). An Annual investigation may also be carried out to determine if a Release to shareholders can be made from the RIEESA. Releases can only be made:

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

The AVLAP Board set aside £189 million as at 31 December 2014 to enhance the with-profits benefits for customers as they leave the AVLAP With-Profits Sub Fund (“AVLAP WPSF”), with effect from 1 July 2015.

Reporting requirements

PRA rules require insurance companies to submit annually their audited annual accounts, statements of financial position and life insurers’ annual reports from the actuary performing the actuarial function with the regulator. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent.

The PRA uses the annual return to monitor the solvency (i.e. the ability to meet current and future obligations such as claims payments to policyholders) of the insurance company. For general insurance business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether they have complied in all material respects with the requirements of Senior Management Arrangements, Systems and Controls (SYSC), Principles for Businesses (PRIN), Interim Prudential Sourcebook for Insurers (IPRU (INS)), General Prudential Sourcebook (GENPRU) and Prudential Sourcebook for Insurers (INSPRU). The directors must also certify that the company has completed its return to the PRA properly in accordance with the PRA’s instructions, and that the directors are satisfied that the company has complied in all material respects with the requirements set out in the PRA rules. From 1 January 2016, Aviva is subject to the new Solvency II regulatory regime.

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

Market conduct regulation is conducted at the provincial level through ten independent provincial regulators. Those regulators derive their powers from insurance acts enacted by provincial legislatures. Market conduct regulation focuses on personal lines products and business practices, including rating formulas, underwriting and policy terms and conditions. Commercial lines insurance is not subject to as extensive regulations.

Asia

We operate in Asia through a network of subsidiary companies either wholly owned or established as a joint venture with a local partner. Our business is predominantly long-term and savings business, with small general insurance and health operations.

There are wholly owned businesses in Singapore and Hong Kong. During 2015, Aviva also operated businesses in China, India, Taiwan, Indonesia and Vietnam which, depending on the nature and extent of the control exerted by Aviva, were accounted for as joint ventures or associates. In 2015, following the acquisition of the Friends Life Group, one of its subsidiaries, Friends Provident International Limited (which is domiciled in the Isle of Man) also operates in Asia through branches in Singapore, Hong Kong and the United Arab Emirates.

The Asia area is made up of a number of widely differing and independent markets. The markets tend to be at various different stages in their economic and regulatory development but each has its own regulatory structures and Aviva must ensure it complies with the local regulation in each of the countries in which it operates.

Industry regulation typically focuses on financial stability and market conduct i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets, regulators have the power to revoke operating licences, regulate shareholder structures and the participation in and the payment of dividends. Asia markets are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct risk.

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

Our results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth (more recently in China), high sovereign debt within, and to a lesser degree outside, the eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in, and emanating from, the Middle East, Russia, Ukraine and North Africa, have contributed to increased volatility in the financial markets in recent years and have diminished growth expectations for the global economy. Global fixed income markets continue to experience periods of both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.

Factors relating to general economic conditions (such as consumer spending, business investment, government spending, and high sovereign debt levels, exchange rates and commodity prices), uncertainty over the United Kingdom’s continued membership of and influence in the European Union (‘EU’), the volatility and strength of both debt and equity markets, and inflation, all affect the profitability of our business. In a sustained economic phase of low growth and high public debt, characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims or surrenders of policies or claims of mis selling. Any potential material adverse effect on us will also be dependent upon customer behaviour and confidence.

As a result of these market exposures, our financial position and results of operations may be subject to significant volatility and negative effects, particularly if it is prolonged. Such effects may include, inter alia: (i) a general reduction in business activity and market volumes which affects fees, commissions and margins from customer driven transactions and revenues, and from sales of insurance products; (ii) market downturns which are likely to reduce the level and valuations of assets managed on behalf of clients, thereby reducing asset based and performance based fees; (iii) reduced market liquidity, limiting trading and arbitrage opportunities and presenting impediments for managing risks, impacting both trading income and performance based fees; (iv) a reduced value in assets held for our own account if trading positions fall in value; (v) increased impairments and defaults on credit exposures and on trading and investment positions, which losses may be exacerbated by falling collateral values; (vi) increased collateral requirements under derivative and other financial instruments; (vii) increased costs of hedging against market risks such as equity or interest rate exposure; (viii) pressure to reduce equity and/or debt investments or maintain additional capital in respect of such holdings; (ix) an increase in technical provisions and capital requirements in response to market related stress tests; and (x) a requirement to hold a larger proportion of liquid assets in order to offset the impact of a reduction in market liquidity on a company’s ability to meet payment obligations.

The interdependence of global financial institutions means that the failure of a sufficiently large and influential financial institution could materially disrupt global securities markets or clearance and settlement systems in the markets. This could cause severe market decline or volatility. Such a failure could also lead to a chain of defaults by counterparties that could materially adversely affect the Group. This risk, known as ‘systemic risk’, could adversely impact our future product sales as a result of reduced confidence in the financial services industry. It could also adversely impact our results because of market declines and write downs of assets.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investment portfolios and the credit quality of local counterparties.

We offer our products and services in Europe (including the United Kingdom (‘UK’)), North America and the Asia Pacific region through wholly owned and majority owned subsidiaries, joint ventures, companies in which we hold non controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, discriminatory regulation, credit risks of our counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which we are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities which we do not control. Some of our international insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. Our overall success as a global business and our results of operations depend, in part, upon our ability to succeed in different economic, social and political conditions.

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

The issues arising out of the recent sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and U.S. based financial institutions, the stability of the global financial markets and any economic recovery. We hold investments in both UK and non-UK securities.

More recently, economic conditions in affected EU member states seem to be stabilising or improving, as evidenced by the stabilisation of credit ratings, particularly in Spain, Portugal and Ireland. However, there can be no assurance that any stabilisation or improvement in economic conditions will continue or that the risk of default on the sovereign debt of certain countries will be reduced, all of which could have a material adverse effect on our financial condition and results of operations.

If an EU member state were to default on its obligations or to seek to leave the eurozone, or if the eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group. Past political negotiations in the United States over raising the U.S. debt ceiling indicate that the risks associated with record levels of government debt and sovereign debt default and the potential adverse impact on global markets which could result from this is not limited to the eurozone. Such events could adversely affect our business, results of operations, financial condition and liquidity.

Credit spread volatility may adversely affect the net unrealised value of our investment portfolio and our results of operations.

Our exposure to credit spreads primarily relates to market price variability associated with changes in credit spreads in our investment portfolio, which is largely held to maturity. Although our financial statements reflect the market value of assets, our priority remains the management of assets and liabilities over the longer-term. Credit spread moves may be caused by changes in the perception of the creditworthiness of a company, or from market factors such as the market’s risk appetite and liquidity. A widening of credit spreads will generally reduce the value of fixed income securities we hold. Conversely, credit spread tightening will generally increase the value of fixed income securities we hold. It can be difficult to value certain of our securities if trading becomes less liquid. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes that could have a material adverse effect on our consolidated results of operations or financial condition. Downturns in the net unrealised value of our investment portfolio may also have a material adverse effect on our regulatory capital surplus.

Losses due to defaults by counterparties, or changing market perceptions as to the risk of default, including potential sovereign debt defaults or restructurings, could adversely affect the value of our investments and reduce our profitability and shareholders’ equity.

We choose to take and manage credit risk through investment assets partly to increase returns to policyholders whose policies the assets back, and partly to optimise the return for shareholders.

We have a significant exposure to third parties that owe us money, securities or other assets who may not perform under their payment obligations. These parties include private sector and government (or government-backed) issuers whose debt securities we hold in our investment portfolios (including mortgage-backed, asset-backed, government bonds and other types of securities), borrowers under residential and commercial mortgages and other loans, reinsurers to which we have ceded insurance risks, customers, trading counterparties, and counterparties under swap and other derivative contracts. We also execute transactions with other counterparties in the financial services industry, including brokers and dealers, commercial and investment banks, hedge funds and other investment funds, insurance groups and institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty.

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

The Group has significant holdings of UK sovereign and corporate debt. Credit rating agencies have indicated that in the event of the UK leaving the EU as a result of the referendum on UK-EU membership, the credit rating of the UK government could be downgraded. In the event this occurred it could result in a fall in the price of UK sovereign and corporate debt, adversely impacting the Group’s solvency, profitability and shareholders’ equity.

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

We are also susceptible to an adverse financial outcome from a change in third-party credit standing. As well as having a potential impact on asset values and, as a result, our financial condition and results of operations, credit rating movements can also impact our solvency position where regulatory capital requirements are linked to the credit rating of the investments held. Such movements in the credit standing of third parties could impact on the Group’s solvency, profitability and shareholders’ equity.

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

Increases in market interest rates could also negatively affect our profitability. This could arise as the accommodative monetary policies of central banks, in particular the US Federal Reserve and the Bank of England, are wound down or stopped. Surrenders of life insurance policies and contracts may increase as policyholders seek higher returns and higher guaranteed minimum returns. Obtaining cash to satisfy these surrenders may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed which may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would also reduce our net income.

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

Changes in short or long-term inflation may cause policyholders to surrender their contracts, increase the size of our claims payments and expenses and reduce the value of our investments, which could adversely affect our results of operations and financial condition.

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

Downturns in equity markets may also have a material adverse effect on our regulatory capital surplus as measured under the EU Solvency II Insurance Directive.

Heightened uncertainty surrounding the UK referendum on EU membership and subsequent possible exit may increase market volatility and act as a drag on the relative valuations of UK equities or other companies making use of the common market from the UK, with a negative impact on insurers, such as the Group, whose assets are exposed to UK equity markets. It may also have an adverse impact on European equity markets and beyond.

We provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. In volatile or declining equity market conditions, we may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income.

For property investment, we are subject to counterparty, valuation and liquidity risks. These investments may be adversely affected by weakness in property markets and increased mortgage delinquencies. We are also subject to property risk indirectly in our investments in residential mortgage-backed securities and commercial mortgage-backed securities and covered bonds. There is the risk that the underlying collateral may fall in value causing the investment in securities to fall in value. The markets for these property investments and instruments can become illiquid, and issues relating to counterparty credit ratings and other factors may increase pricing and valuation uncertainties. We are also indirectly exposed to property risk through our UK commercial finance lending. The fall in prices of any such investments due to such risks could adversely affect our results of operations, shareholders’ equity and financial condition.

Fluctuations in currency exchange rates may adversely affect our results of operations and financial condition.

We operate internationally and are exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2015, approximately 58% of our premium income from continuing operations arose in currencies other than sterling, and our net assets were denominated in a variety of currencies, of which the largest are the euro, sterling and Canadian dollar. In managing our foreign currency exposures, we do not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in our consolidated financial statements upon translation of the results into sterling. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on our regulatory capital surplus based on the EU Solvency II Insurance Directive.

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

Interest rate guaranteed returns, such as those available on guaranteed annuity options (‘GAOs’), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefits or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. We use reinsurance and derivative instruments to mitigate some of the liability exposure and the volatility of net income associated with these liabilities, and while we believe that these and other actions mitigate the risks related to these benefits, we remain liable for the guaranteed benefit in the event that reinsurers or derivative counterparties are unable or unwilling to pay.

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

Asset management risks relating to Aviva’s business

Our fund management business may be affected by the poor investment performance of the funds we manage

Poor investment returns in our investment management business, due either to general market conditions or underperformance (relative to competitors or to benchmarks) by funds or accounts that we manage, may adversely affect our ability to retain existing assets and to attract new clients or additional assets from existing clients. The ability of our investment team to deliver strong investment performance depends in large part on our ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of our strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions. This could adversely affect the management and incentive fees that we earn on assets under management and our results of operations.

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

In operating securities lending of Group and third party client assets, our fund management operations must manage risks associated with (i) ensuring that the value of the collateral held against the securities on loan does not decline in value or become illiquid and that its nature and value complies with regulatory requirements and investment requirements; (ii) the potential that a borrower defaults or does not return a loaned security on a timely basis; and (iii) errors in the settlement of securities, daily mark-to-market valuations and collateral collection. The failure of our fund management controls to mitigate these risks could result in financial losses for us and third party clients that participate in our securities lending programmes.

Liquidity risks relating to Aviva’s business

Adverse capital and credit market conditions may adversely affect our financial flexibility in addressing liquidity needs, as well as access to and the cost of capital which could adversely affect our results of operations or financial condition.

At Group level, we need some of our invested assets to be liquid to pay our operating expenses, taxes, interest on our debt, dividends on our capital stock and to repay maturing debt. At an operational level we also need liquidity and sufficient cash flow sources to meet insurance claims. Without sufficient liquidity, we could be forced to curtail our operations and our business would suffer. The principal sources of our liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, junior subordinated debt, securities, capital securities and stockholders’ equity.

We hold certain investments that may lack liquidity such as commercial mortgages, real estate, privately placed fixed-maturity securities, and unlisted equities. The valuations of such assets are based on inputs which are not directly observable in the market. The inputs used reflect the assumptions that we consider market participants would normally use based on a combination of independent third party evidence and internally developed models, intended to be calibrated to market observable data where possible. These are known as Level 3 asset classes in our fair value hierarchy and represented 16% of total financial assets and investment properties held at fair value as of 31 December 2015. As has been the case across the industry, even some higher-quality assets have been more illiquid as a result of the recent challenging market conditions.

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

We may refinance existing financing arrangements and may, in exceptional circumstances, need to seek additional financing to supplement liquidity available from internal resources. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry and the market’s perception of our financial condition. Disruptions and uncertainty or volatility in the capital and credit markets, as has been experienced in the last few years, in particular throughout the eurozone, may exert downward pressure on availability of liquidity and credit capacity for certain issuers and, if access to liquidity is constrained for a prolonged period of time, may limit our access to capital required to operate and grow our business at a sustainable cost. Adverse market conditions may limit our ability to replace, in a timely manner, maturing debt, satisfy statutory capital requirements and generate fee income and market related revenue to meet liquidity needs.

As such, we may be forced to reduce our dividends, defer interest payments or redemptions, delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease profitability and reduce financial flexibility. Our results of operations, financial condition and cash flows could be materially adversely affected.

As a holding company, Aviva plc is dependent over the medium to long-term on its operating subsidiaries to cover operating expenses and dividend payments.

As a holding company, Aviva plc has no substantial operations of its own. Its principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. Our insurance and fund management operations are generally conducted through direct and indirect subsidiaries. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends and could prompt a decision to inject capital, which in some more adverse circumstances and over the longer-term could limit our ability to pay dividends to shareholders. This could have a material adverse impact on our business.

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

If our business does not perform well or if actual experience versus management estimates used in valuing and amortising Deferred Acquisition Costs (‘DAC’) and Acquired value of in-force business (‘AVIF’) varies significantly, we may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect the results of operations or financial condition.

We incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are driven by the production of new and renewal business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, general insurance underwriting profit and expenses to administer the business. Of these factors, investment margins and general insurance underwriting profit are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management’s estimates of gross profit or margins, which generally are used to amortise such costs. If the estimates of gross profit or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual amount is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on the results of operations or financial condition.

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

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt our business activities and results of operations.

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

Operational risks relating to Aviva’s business

All of our businesses are subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from malicious acts by third parties or external events.

Our business is dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long-term nature of the majority of our business means that accurate records have to be maintained for significant periods.

Our systems and processes on which we are dependent to serve our customers are designed to identify appropriately and address the operational risks associated with our activities. However, they may nonetheless fail due to IT malfunctions, human error, intentional disruption through the hacking of our IT systems, phishing attacks, or planting of malware by third parties or by other means, business interruptions, non-performance by third parties or other external events and failure of disaster recovery arrangements. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results of operations and financial condition. Although we have taken steps to upgrade systems and processes to reduce these operational risks, we cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact our business. The increasing sophistication of cyber criminals and the importance of digital interaction with our customers to our strategy means the inherent risk of failure of our operations due to the malicious acts of third parties is expected to increase.

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective.

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

We currently use the reinsurance markets primarily to limit our risk, to support growth and to manage our capital more efficiently. We are exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. We operate a policy to manage our reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall counterparty risk is within appetite. Our asset and liability management and risk functions have an active monitoring role with escalation to the Chief Financial Officer, the Group’s asset liability committee and the Board’s risk committee as appropriate. Our largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) arising as a result of BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £12,660 million. Whilst the risk of default is considered remote due to the nature of the arrangement and the counterparty, the Group is currently considering alternative ways to structure the agreements with BlackRock to reduce or remove this exposure. Excluding potential exposures arising from reinsurance of unit linked funds, our largest reinsurance counterparty is Swiss Reinsurance Company Ltd. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd (including subsidiaries) was £2,863 million.

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

There is a risk that customer data could be stolen, lost or misused.

As a financial services group, we maintain significant amounts of sensitive customer data. Despite the controls put in place, there remains a risk that this data could be stolen, lost and or misused as a result of an intentional or unintentional act by parties internal or external to us, including through the hacking of our IT systems and failure to adequately encrypt data. This could result in fines, the need to compensate customers, the cost of remediation and a negative impact on our reputation with the consequential impact on sales volumes, persistency levels, and third party managed funds, and hence adversely impact our results of operations.

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

Our fund management operation depends on a number of key vendors, for various fund administration, accounting, valuations, custody and transfer agent roles and other operational needs. The failure or inability to diversify sources for key services or the failure of any key vendors to fulfil their obligations could lead to operational issues for us and in certain products, which could result in financial losses for our clients and impact our results of operations.

The failure to attract or retain the necessary personnel, or to keep existing personnel’s skills up to date and in line with our strategy, could have a material adverse effect on our results of operations and/or our businesses.

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

We operate both defined benefit and defined contribution staff pension schemes. In the UK, we operate three main pension schemes: the Aviva Staff Pension Scheme (‘ASPS’), the Friends Provident Pension Scheme (‘FPPS’) and the RAC (2003) Pension Scheme. The defined benefit section of the ASPS was closed to new members in 2002 other than on an exceptional basis, and closed to future accruals for all existing members from 1 April 2011. The FPPS has been closed to new members since July 2007 and closed to active membership on 31 December 2012. The defined benefit section of the RAC (2003) Pension Scheme was also closed to new members and closed to future accrual in April 2011.

Closure of the defined benefit schemes removes some of the volatility associated with additional future accrual for active members.

There are still inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and may result in a materially increased deficit between the pension scheme’s assets and liabilities. The factors that affect the scheme’s position include: poor performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates or inflation or discount rates; and other events occurring that increase the costs of past service benefits over the amounts predicted in the actuarial assumptions. In the short-term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises, the position will be discussed with the scheme trustees to agree appropriate actions. This may include a plan to fund the deficit over a period of years. Any surplus or deficit in the defined benefit pension scheme will affect shareholders’ equity, although the IFRS position may diverge from the scheme funding position.

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

We value our fair value securities using designated methodologies, estimations and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of our total cash and invested assets. We have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS 13: Fair Value Measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that we consider market participants would normally use (Level 3). The majority of our financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). At 31 December 2015, 16% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £49,122 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third-party evidence and internally developed models, intended to be calibrated to market observable data where possible.

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

As part of our move to a more simplified structure, a number of business disposals, operating entity mergers and operational restructures have taken place, and may continue to occur in the future. This includes the potential sale of a number of non-core businesses. These changes are intended to reduce the operational costs of the Group and allow resources to be re-deployed in more capital efficient businesses. There is a risk that these expected benefits may not be realised. These changes may reduce adjusted operating profit in the short-term and will lead to changes in the geographical and product risk profile of the Group. The execution risk including the risks relating to securing the necessary regulatory approvals, could result in the failure to achieve cost savings, the loss of key staff, and disruption to core business activities and governance structures which could have a material adverse effect on our business, results of operations and financial condition.

The proceeds received from disposals may not reflect the values that management believes are achievable and/or may cause substantial accounting losses (particularly if the disposals are done in difficult market conditions), each of which may result in our failure to realise the anticipated benefits and gains from any such disposal. In addition, disposals of businesses, which may be cash generative and profitable, may adversely affect our short-term cash flows until the medium to long-term strategic benefits of such disposals are realised, as well as gives rise to a corresponding potential impact on capital requirements and liquidity. Preparation of businesses for disposal, and the disposal process more generally, may divert management time and attention away from the operation of the business in the ordinary course and may be disruptive to the business. We retain a residual exposure in respect of disposed business as a result of any representations, warranties or indemnities provided.

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

Risk relating to the execution of our strategy, and corporate disposals and acquisitions, including specifically the acquisition of Friends Life Group

Our acquisitions and other corporate transactions may not realise expected benefits and may divert management attention and other resources and involve risks of undisclosed liabilities and integration issues.

In past years, we have completed a number of acquisitions. On 10 April 2015 the Group acquired Friends Life and on 21 January 2016 the Group announced its intention to acquire RBC General Insurance Company, which is expected to complete later in 2016, and the Group may undertake further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time and other resources that may be diverted from operations to pursue and complete acquisitions, or risks of undisclosed liabilities or integration or separation issues. The integration of any future acquisition may not be successful or in line with our expectations and any acquired businesses may fail to achieve, in the near or long-term, the financial results projected or the strategic objectives of the relevant acquisition (such as cost savings or synergies) and, once acquired, may continue to divert further management attention and resources or necessitate changes in Group strategy. The inability to realise expected benefits from such transactions may adversely affect our results of operations.

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

Having acquired Friends Life Group, the Group’s success will be dependent upon its ability to integrate the two businesses; there will be numerous challenges associated with the integration and the synergies expected from the acquisition of Friends Life Group may not be fully achieved.

Following the acquisition of Friends Life Group on 10 April 2015, a process was commenced to integrate the operations of the Aviva Group and the Friends Life Group over a period expected to last two to three years. To the extent that the enlarged Group is unable to efficiently integrate operations, realise cost reductions, transfer existing Friends Life Group asset management contracts to Aviva Investors, retain qualified personnel or customers and avoid unforeseen costs or delay, there may be an adverse effect on the business, results of operations and/or the financial condition of the enlarged Group. While Aviva believes that the costs and synergies expected to arise from the acquisition have been reasonably estimated, unanticipated events or liabilities may arise which result in a delay or reduction in the benefits derived from the transaction, or in costs significantly in excess of those estimated. The integration of the Group and the Friends Life Group will be supported by a strong management team with experience of large integration processes. However, no assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realise such benefits in a timely manner.

The enlarged Group will encounter numerous integration challenges as a consequence thereof. In particular, the enlarged Group’s management and resources may be diverted from its core business activity of administering the enlarged businesses due to personnel being required to assist in the integration process. The integration process may lead to an increase in the level of administrative errors. A decline in the service standards of the enlarged Group may result in an increase in customer complaints and customer and/or regulatory actions, which may lead to reputational damage and the loss of customers and/or distributors by the enlarged Group and have an adverse impact on financial performance and condition. Furthermore, whether as a result of a decision or action taken by a regulator with jurisdiction over the enlarged Group’s business or otherwise, it may not prove possible to achieve the expected level of synergy benefits on integration of the businesses of the Group and the Friends Life Group on time or at all and/or the cost of delivering such benefits may exceed the expected cost.

There will inevitably be a cost involved in revising the current systems and structures of the enlarged Group. There is a risk that these costs could exceed current estimates, which would adversely affect anticipated integration benefits.

During the integration period the enlarged Group may not be in a position to acquire other insurance and/or asset management related targets that it might otherwise have sought to acquire. In view of the demands the integration process may have on management time, it may also cause a delay in other projects currently contemplated by the Group.

Under any of these circumstances, the business growth opportunities, overhead functions consolidation benefits, purchasing and distribution benefits and other synergies anticipated to result from the acquisition of Friends Life Group may not be achieved as expected, or at all, or may be delayed materially. To the extent that the enlarged Group incurs higher integration costs or achieves lower synergy benefits than expected, its results of operations, financial condition and/or prospects may be adversely affected.

Brand and reputation risks relating to Aviva’s business

We are rated by several rating agencies, and a decline in any of these ratings could affect our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services and cause our sales and earnings to decrease.

A rating downgrade, or the perceived potential for such a downgrade, of Aviva plc or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes, particularly in Canada, where there is more focus by brokers on ratings when evaluating similar products. The ratings provided by AM Best and Standard & Poor’s (‘S&P’) are considered to be the most important for distribution in Canada, and a downgrade could lead to a significant loss of sales and could lead to the termination of some distribution agreements. A significant rating downgrade may also increase our cost of borrowing or limit our access to some forms of financing.

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

Our primary brand in the UK (‘Aviva’) is a registered trade mark in the UK and elsewhere. We own and trade under other registered or pending trade marks in the UK and elsewhere (such as Friends Provident, General Accident and Quote Me Happy), including Community trade marks having effect in the entire EU. We rely on a combination of contractual rights, copyright and trademark laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilising certain processes, it could have a material effect on our business, results of operations and financial condition.

Our businesses are conducted in highly competitive environments.

There are many factors which affect our ability to sell our products, including fiscal incentives, price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, service levels to customers, fund management performance and historical bonus levels. In some of our markets, we face competitors that are comparable in size, scope and brand recognition. In some markets, competitors have greater financial resources or greater market share, offer a broader range of products, benefit from more advantageous tax treatments, or have higher bonus rates or claims paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high growth markets, may limit our ability to grow businesses as quickly as planned. In certain non UK markets, we face intense competition from local and international financial institutions, which may be more established in these markets and may have other competitive advantages, such as greater size and breadth, which may limit our ability to be successful in these markets. In addition, local laws and regulations may be tailored to domestic providers, which may pose additional challenges to our business.

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

Regulatory and legislative risks relating to our businesses

We may experience a decreased demand for individual annuities in the United Kingdom as a result of recent and possible further changes in UK law.

Our sales of annuities in the UK are composed of individual annuities and bulk purchase annuities. We may experience a decreased demand for individual annuities in the UK due to recent changes in UK law. Individual annuities have historically played a central role in most UK pensioners’ post retirement financial arrangements due to the requirement for the benefits of defined contribution pensions to be converted to an individual annuity by the time the policyholder reached age 75 and such pension contracts offering a tax efficient method of saving for retirement.

New legislation that took effect from April 2015, has given retirees greater flexibility in accessing defined contribution pensions at retirement. Under the new legislation, inter alia, consumers approaching retirement have the freedom to take their whole pension pot as cash (the first 25% remaining tax free, with the balance taxed at the individual’s marginal rate), which removes the compulsion for customers to buy an annuity.

Subsequent to the UK Government’s announcement of its intention to pass the new legislation in March 2014 and its coming into effect in April 2015, sales of individual annuities have been and continue to be adversely impacted, and there continues to be uncertainty over the longer-term impact, in particular with the possibility that the UK Government might further liberalise the restrictions on customers accessing their pension funds on retirement adversely impacting sales of individual annuities.

In response, within the UK, we have refocused our retirement solutions business to use our existing broad product universe (for example, individual annuities, investment platform and equity release products) to help customers through their retirement journey and we also seek to deliver profitable growth from our ‘Bulk Purchase Annuities’ products. However, at this stage it remains too early to assess the full impact of these changes on our adjusted operating profit and the extent to which these impacts can be mitigated by substitution of annuity sales with alternative products offered or being developed by us.

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

There has been an increased focus in the EU on the fair treatment of customers, in particular on the way in which the insurance industry or fund management industry sells and administers insurance policies or other products. The European Commission is currently in the process of preparing delegated regulations under the Insurance Distribution Directive (‘IDD’) and has also been working on an initiative in relation to Packaged Retail and Insurance based Investment Products (‘PRIIPs’) with the aim of harmonising pre contractual disclosures and selling practices for such products. There is a risk that any new rules required in due course to implement the IDD and any new rules relating to PRIIPs will lead to restrictions on our ability to distribute our products within the EU and additional distribution and compliance costs, which could have a material adverse effect on our results, operations, and/or costs or otherwise negatively impact on our distribution arrangements.

Where larger groups or matters of public policy are concerned, the PRA and the FCA may intervene directly to provide redress to customers. There have been several industry-wide issues in recent years in which the PRA or the FCA (or previously the Financial Services Authority) has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts and sale of payment protection insurance.

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

Similarly, the FCA has conducted a number of thematic reviews and market studies of the annuity and retirement income markets. Initially, a review was conducted by the FCA of annuity pricing data, which concluded in February 2014 that the market was not working well for most consumers. This pricing review looked at whether and to what extent prospective customers are not purchasing the best value annuities, or exercising the open market option (‘OMO’) to buy their annuity from a firm other than the one providing the pension policy. The FCA conducted its own pricing research to determine which groups of consumers are most likely to be affected. This involved a pricing survey of major annuity providers, and compared the rates available through a range of distribution channels, including rates available through the OMO and those only available to existing pension policyholders. This pricing review was followed up by the related Thematic Review of Annuity Sales Practices, which was published by the FCA on 11 December 2014. The FCA has highlighted that its work on this review has revealed that firms needed to make improvements in relation to the way consumers are informed about shopping around for enhanced annuities.

The FCA has followed-up with further work in the field of pension market reform and on 26 March 2015 published findings and proposed remedies in relation to its retirement income market study. The FCA suggested the following remedies to support consumer choice in the market: (i) requiring firms to provide an annuity quotation ranking so that consumers can easily identify if they could be getting a better deal by shopping around; (ii) redesigning and behaviourally trialling the information that consumers receive from their providers, such as wake-up packs, in the run up to their retirement; and (iii) in the longer-term, the creation of a pensions dashboard which will allow consumers to see all their pension pots in one place. In addition, the FCA noted that they want to see firms framing the options available to help consumers make good decisions, rather than to drive sales of certain products. On 1 October 2015 the FCA published a consultation paper setting out proposed changes to FCA rules and guidance in relation to pension reforms. The purpose of the paper is to consult on the FCA’s expectations about how existing rules and guidance will operate in the new environment as well as bring forward proposals for further changes to the FCA’s rules. Following receipt of feedback, the FCA is scheduled to publish its rules at the beginning of Q2 2016 which will come into effect in stages, within one year of the end of the consultation.

The consequences of the FCA’s work in this area remains uncertain but could include requirements to pay redress to customers who could have obtained a more favourable annuity rate by exercising their OMO or purchasing an enhanced annuity and/or the imposition of greater obligations on annuity providers to treat customers fairly and provide increased levels of information on alternative options available to customers at retirement. Regulatory action of this type could have consequences for the Group and have a material adverse effect on our business, results of operations and/or financial condition.

Following a market study by the Office of Fair Trading (‘OFT’) and the Department of Work and Pensions (‘DWP’), since April 2015, a 0.75% charge cap has come into effect on auto-enrolment schemes. The cap covers member-borne deductions which include all charges on member savings other than transaction costs. Other measures arising out of the recommendations from the OFT and DWP’s market study will be implemented in coming years, but how these will be implemented remains uncertain. The extent of the measures, including the impact of the charge cap on providers of workplace pensions, together with any requirement to remove commission payments, remain uncertain and the industry response to these measures could have a range of possible impacts on the Group’s trading and financial performance.

We may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation.

The Solvency II Directive, which governs insurance industry regulation and prudential capital requirements in the European Union, including associated Implementing Technical Standards and guidelines, became effective on 1 January 2016. There remains uncertainty as to how the Directive and associated standards and guidelines will be interpreted and implemented by national supervisory authorities (‘NSAs’) in individual member states, which may adversely impact the amount of capital required to support the business. There is a risk that NSAs will be inconsistent in their interpretation and application of the Directive and associated standards and guidelines, for example rules pertaining to the dynamic volatility adjustment, which could put us at competitive disadvantage in some markets by adversely impacting the Group and subsidiary capital requirements compared to domestic competitors.

In December 2015, the PRA approved use of the Group’s partial internal model to calculate the regulatory capital requirement under Solvency II for much of the Group’s businesses. Over the next year or two the Group plans to apply to extend use of the Internal model to other businesses within the Group, with a beneficial impact on the Group’s capital requirement. There is a risk that the PRA and the NSAs responsible for these businesses do not approve extension to the use of the Internal model or apply conditions that result in the anticipated capital benefits failing to materialise.

In July 2013 the Group was designated by the Financial Stability Board (‘FSB’) as a global systemically important insurer (‘G-SII’). The initial list of nine insurance groups that have been designated as G-SIIs also includes a number of our competitors. The list will be updated annually and the Group’s inclusion on the list was reconfirmed in November 2015. For so long as it is designated as a G-SII, the Group is within the scope of policy requirements issued by the International Association of Insurance Supervision (‘IAIS’), including: enhanced supervision requiring the maintenance of a ‘Systemic Risk Management Plan’; a liquidity risk management plan; a recovery plan; a resolution plan; and higher loss absorbency capital requirements, which will apply from January 2019, subject to implementation by NSAs, for those insurers still designated as G-SIIs in November 2017. Details of the higher loss absorbency capital requirements are still being developed by the IAIS leading to uncertainty over their impact. There is a risk that, if we continue to be designated as a G-SII, this could lead to a significant increase in capital required to support our business which may give rise to a need for us to delay deleveraging plans or to issue additional debt. Similarly we could be required to reduce or discontinue activities which contribute to systemic riskiness, restructure to facilitate resolvability and/or remove or reduce (or accelerate the planned reduction of) intercompany debts or guarantees within the Group. Such requirements could have negative consequences for our business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to Aviva and consequently on the Aviva’s ability to remit dividends to shareholders.

The IAIS is also developing a common framework for the supervision of internationally active insurance groups (‘ComFrame’). The framework is designed to develop common principles for supervision and so may result in more extensive regulation, particularly at Group level, in those jurisdictions which do not currently employ group-wide supervision. In addition, it is not clear how ComFrame will interact with existing regimes of group-wide supervision. The intention is that an insurance capital standard (‘ICS’), applicable to globally active insurers, will ultimately form part of ComFrame. A revised draft ComFrame proposal was published in September 2014 and ComFrame, including the final ICS, is expected to be adopted in 2019, subject to its incorporation into EU law and / or regulation.

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

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Examples of emerging claims and coverage issues include adverse changes in loss trends, judicial expansion of policy coverage and the impact of new theories of liability; growth of claims culture; legislative or judicial action that affects policy coverage or interpretation, claim quantification, or pricing; a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims handling and other practices; new causes of liability or mass claims; claims in respect of directors’ and officers’ coverage, professional indemnity and other liability covers; and climate change related litigation.

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

In 2005 the European Court Justice judgement in the case of Arthur Andersen highlighted that the UK and some other EU member states were granting a VAT exemption for wider range of insurance related services than the VAT Directive allowed. The EU Commission then initiated a project to update the insurance VAT exemption in light of current market conditions, which was discontinued in late 2015. On 23 December 2015 the EU Advocate General in the case of Aspiro SA confirmed the ECJ’s 2005 judgement. Subject to final judgement and consultation on its implementation the effect could be that services outsourced to parties who have no contractual relationship with the insured will not benefit from the VAT exemption for insurance services. Any restriction is expected to be applied prospectively and not until 2017 at the earliest, and may increase the irrecoverable VAT incurred by the Group negatively impacting our results of operations or financial condition.

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

The design of life insurance products by our life insurance companies takes into account a number of factors, including risks and taxation and is based on the tax legislation in force at that time. Changes in tax legislation or in the interpretation of tax legislation may therefore, when applied to such products, have a material adverse effect on the financial condition of the relevant long-term business fund of the company in which the business was written.

We may face increased compliance costs as a result of legislation passed in the United States and globally

The U.S. Foreign Account Tax Compliance Act (‘FATCA’) requires 30% withholding on payments of U.S. source dividends, interest, and other fixed payments (including, no earlier than 1 January 2019, payments of gross proceeds) made to a non-United States financial institution (‘FFI’) unless the FFI has entered into an agreement with the Internal Revenue Service to report account information for any of the FFI’s U.S. accountholders. An intergovernmental agreement between the U.S. and certain other jurisdictions will allow FFIs in those jurisdictions to report U.S. accountholder information only to local revenue authorities, rather than to the IRS.

A number of other jurisdictions, in which we operate, have introduced or announced that they intend to introduce similar measures requiring financial institutions in their territory to report account information. The OECD Common Reporting Standard (CRS), which was endorsed by the G20 in July 2014, calls on jurisdictions to obtain information from their financial institutions regarding non-resident account holders and automatically exchange that information with other participating jurisdictions on an annual basis. To date, over 90 jurisdictions have committed to participating in automatic exchange by reference to CRS requirements, 56 of those jurisdictions committing to implement legislation to implement CRS as of 1 January 2016 and require first reporting by financial institutions in 2017 of 2016 information. Despite commitments, certain participating jurisdictions have yet to implement domestic legislation and there is a lack of concrete domestic implementation guidance in many jurisdictions. As there remains uncertainty over the precise scope of measures, we are at risk of late changes to interpretation of implementation requirements and consequently an increase of our compliance costs, and impact to the results of operations.

Changes to IFRS generally or specifically for insurance companies may materially adversely affect the reporting of our financial results

Changes to IFRS for insurance companies have been proposed in recent years and further changes may be proposed in the future. The International Accounting Standards Board published proposals that would introduce significant changes to the statutory reporting of insurance entities that prepare financial statements according to IFRS. The accounting proposals, which are not expected to be finalised until later in 2016 at the earliest with an effective date still to be determined, will change the presentation and measurement of insurance contracts, including the effect of technical reserves and reinsurance on the value of insurance contracts. It is uncertain whether and how the proposals may affect the Group should they become definitive standards. Current proposals may have an adverse effect on the manner in which we report insurance provisions and, therefore, identify and report revenues, costs and distributable reserves. The changes could, therefore, have an adverse effect on our financial performance and condition (including through changes affecting the calculation of taxation). These and any other changes to IFRS if endorsed by the EU, that may be proposed in the future, whether or not specifically targeted at insurance companies, could materially adversely affect our reported results of operations and financial position.

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

As a ‘foreign private issuer’ we are not subject to U.S. proxy rules and we are subject to U.S. Exchange Act reporting obligations that, to some extent, are less detailed and less frequent than those of a U.S. issuer; this may afford less protection to investors in our securities than those afforded to shareholders of companies that are not ‘foreign private issuers’.

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

Aviva plc is an English company and it may be difficult to enforce judgements against us or our directors and executive officers.

Aviva plc is incorporated under the laws of England and Wales and our business is based in the UK. In addition, certain of our directors and officers reside outside the US, and a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the US. As such, it may be difficult or impossible to effect service of process within the US upon us or those persons or to recover against us or them on judgements of US courts, including judgements predicated upon civil liability provisions of the US federal securities laws.

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

This page is intentionally left blank

IFRS financial statements

In this section		Page
Report of Independent Registered Public Accounting Firm		128
Accounting policies		129
Consolidated financial statements
Consolidated income statement		143
Consolidated statement of comprehensive income		144
Consolidated statement of changes in equity		145
Consolidated statement of financial position		147
Consolidated statement of cash flows		148
Notes to the consolidated financial statements
1	Exchange rates	149
2	Subsidiaries	149
3	Segmental information	152
4	Details of income	162
5	Details of expenses	163
6	Finance costs	164
7	Employee information	164
8	Auditors’ remuneration	165
9	Tax	166
10	Earnings per share	168
11	Dividends and appropriations	169
12	Goodwill	170
13	Acquired value of in-force business (AVIF) and intangible assets	172
14	Interests in, and loans to, joint ventures	173
15	Interests in, and loans to, associates	175
16	Property and equipment	176
17	Investment property	177
18	Fair value methodology	177
19	Loans	183
20	Securitised mortgages and related assets	184
21	Interest in structured entities	184
22	Financial investments	186
23	Receivables	190
24	Deferred acquisition costs, other assets, prepayments and accrued income	190
25	Assets held to cover linked liabilities	191
26	Ordinary share capital	191
27	Group’s share plans	192
28	Treasury shares	195
29	Preference share capital	195
30	Direct capital instrument and tier 1 notes	196
31	Merger reserve	196
32	Other reserves	197
33	Retained earnings	197
34	Non-controlling interests	198
35	Contract liabilities and associated reinsurance	198
36	Insurance liabilities	199
37	Liability for investment contracts	208
38	Financial guarantees and options	209
39	Reinsurance assets	211
40	Effect of changes in assumptions and estimates during the year	213
41	Unallocated divisible surplus	213
42	Tax assets and liabilities	214
43	Provisions	215
44	Pension obligations	215
45	Borrowings	222
46	Payables and other financial liabilities	225
47	Other liabilities	225
48	Contingent liabilities and other risk factors	225
49	Commitments	227
50	Group capital structure	228
51	Statement of cash flows	229
52	Capital statement	230
53	Risk management	233
54	Derivative financial instruments and hedging	244
55	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	246
56	Related party transactions	247
57	Organisational structure	248
58	Subsequent events	250
Financial statements schedule
Financial statements of the Company		251

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Aviva plc and its subsidiaries as at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. In addition, in our opinion, the Financial Statement Schedule – Financial Statements of the Company presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’ appearing on pages 282-283 of the Annual Report on Form 20-F 2015. Our responsibility is to express opinions on these financial statements, the Financial Statement Schedule – Financial Statements of the Company and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s annual report on internal control over financial reporting’ appearing on pages 282-283 of the Annual Report on Form 20-F 2015, management has excluded Friends Life Group (‘Friends Life’) from its assessment of internal control over financial reporting as at 31 December 2015 because it was acquired by the Company in a purchase business combination during 2015. We have also excluded the acquired Friends Life business from our audit of internal control over financial reporting. The total assets and loss before tax of the Friends Life business represent £106 billion and £371 million loss, respectively, of the related Aviva Group consolidated financial statement amounts as at and for the year ended 31 December 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

29 March 2016

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

(A) Basis of preparation

The consolidated financial statements and those of the Company have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the EU, the Group and the Company have also complied with IFRS as issued by the IASB applicable at 31 December 2015. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, investment property, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In accordance with IFRS 4 Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in accounting policy G.

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company’s functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). The separate financial statements of the Company are on pages 251 to 260.

New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following amendments to standards which became effective for the annual reporting period beginning on 1 January 2015.

(i)	Amendments to IAS 19, Employee Benefits – Employee Contributions
These narrow scope amendments simplify accounting for defined benefit plans that require contributions from employees or third parties. The adoption of the amendments has no impact on the Group’s consolidated financial statements as the Group does not have defined benefit plans that require employees or third parties to contribute to the cost of the plan.
(ii)	Annual Improvements to IFRSs 2011-2013
These improvements to IFRSs consist of amendments to four IFRSs including IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement. The amendments clarify existing guidance and there is no impact on the Group’s consolidated financial statements.

Standards, interpretations and amendments to published standards that are not yet effective and have not been adopted early by the Group

The following new standards, amendments to existing standards have been issued, are not yet effective and have not been adopted early by the Group:

(i)	Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation
These amendments provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. The amendments to IAS 16 and IAS 38 prohibit the use of revenue-based depreciation for property, plant and equipment and significantly limit the use of revenue-based amortisation for intangible assets.
The adoption of these amendments is not expected to have a significant impact for the Group’s consolidated financial statements as the Group does not apply revenue-based depreciation or amortisation. These amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have been endorsed by the EU.
(ii)	Amendments to IAS 27, Equity Method in Separate Financial Statements
The amendments to IAS 27 allow investments in subsidiaries to be accounted for using the equity method within the Company’s financial statements. The Company does not intend to use the equity method in its separate financial statements. The amendments to IAS 27 are effective for annual reporting periods beginning on or after 1 January 2016 and have been endorsed by the EU.
(iii)	Narrow scope amendments to IFRS10, IFRS 12 and IAS 28 – Applying the Consolidation Exception
These narrow scope amendments clarify the application of the requirements for investment entities to measure subsidiaries at fair value instead of consolidating them. There are no implications for the Group’s consolidated financial statements as the Group does not meet the definition of an investment entity. These amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have not yet been endorsed by the EU.
(iv)	Amendments to IAS 1 – Disclosure Initiative
These amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments form part of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The adoption of these amendments will have no impact on the Group’s profit or loss or equity. The amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have been endorsed by the EU.
(v)	Annual Improvements to IFRSs 2012-2014
These improvements consist of amendments to five IFRSs including IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures and IAS 19 Employee Benefits. The amendments clarify existing guidance. The adoption of these amendments is not expected to have a significant impact on the Group’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after 1 January 2016 and have been endorsed by the EU.

(vi)	IFRS 15, Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue and establishes a principle based five-step model to be applied to all contracts with customers, except for insurance contracts, financial instruments and lease contracts. IFRS 15 also includes enhanced disclosure requirements. The impact of the adoption of the new standard has yet to be fully assessed by the Group. This standard applies to annual reporting periods beginning on or after 1 January 2018 and has not yet been endorsed by the EU.
(vii)	IFRS 9, Financial Instruments
In July 2014, the IASB published IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement. The standard incorporates new classification and measurements requirements for financial assets, the introduction of an expected credit loss impairment model which will replace the incurred loss model of IAS 39, and new hedge accounting requirements. Under IFRS 9, all financial assets will be measured at either amortised cost or fair value. The basis of classification will depend on the business model and the contractual cash flow characteristics of the financial assets. The standard retains most of IAS 39’s requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value changes attributable to own credit is to be recognised in other comprehensive income instead of the income statement. The hedge accounting requirements are more closely aligned with risk management practices and follow a more principle based approach.
In December 2015, the IASB published an Exposure Draft to consult on amendments to IFRS 4 Insurance Contracts that would address the accounting consequences of the application of IFRS 9 to insurers prior to the publication of the new accounting standard for insurance contracts. The ED introduces two alternative options to insurers: the overlay approach and the deferral approach. The deferral approach provides an entity, if eligible, with a temporary exemption from applying IFRS 9 until the earlier of the effective date of a new insurance contract standard or 2021.The overlay approach allows an entity to remove from profit or loss the effects of some of the accounting mismatches that may occur before the new insurance contracts standard is applied. These amendments are expected to be finalised and issued in 2016.
Until the forthcoming ED is finalised, and the interaction with the new insurance contracts standard is clear, it is not possible to fully assess the effect of the adoption of IFRS 9. IFRS 9 has not yet been endorsed by the EU.

(viii) Amendments to IFRS 10 and IAS 28 – Sale of Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 clarify that for transactions between an investor and its associate or joint venture, full gains are to be recognised where the assets sold or contributed constitute a business as defined in IFRS 3 Business Combinations. Where the assets sold or contributed do not constitute a business, gains and losses are recognised only to extent of other investors’ interests in associate or joint venture. The adoption of these amendments is not expected to have significant implications for the Group’s consolidated financial statements. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
(ix)	IFRS 16 Leases
In January 2016, the IASB published IFRS 16 Leases which will replace IAS 17 Leases. IFRS 16 introduces a definition of a lease with a single lessee accounting model eliminating the classification of either operating or finance leases. Lessees will be required to account for all leases in a similar manner to the current financial lease accounting recognising lease assets and liabilities on the statement of financial position. Lessor accounting remains similar to current practice. The impact of the adoption of IFRS 16 has yet to be fully assessed by the Group. This standard applies to annual reporting periods beginning on or after 1 January 2019 and has not yet been endorsed by the EU.
(x)	Narrow scope amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses
The revisions to IAS 12 Income Taxes clarify the accounting for deferred tax assets on unrealised losses and state that deferred tax assets should be recognised when an asset is measured at fair value and that fair value is below the asset’s tax base. It also provides further clarification on the estimation of probable future taxable profits that may support the recognition of deferred tax assets. The adoption of this amendment is not expected to have an impact on the consolidated financial statements as the clarifications to IAS 12 are consistent with our existing interpretation. The amendment is effective from 1 January 2017 and has not yet been endorsed by EU.
(xi)	Amendments to IAS 7 – Disclosure initiative
The amendments to IAS 7, Statement of Cash Flows, which form part of the IASB’s Disclosure Initiative, require disclosure of the movements in liabilities arising from financing activities with cash and non-cash changes presented separately. The adoption of this amendment is not expected to have an impact on the consolidated financial statements as the Group already voluntarily discloses this information in note 45. The amendment is effective from 1 January 2017 and has not yet been endorsed by EU.

(B) Operations held for sale

Assets and liabilities held for disposal as part of operations which are held for sale are shown separately in the consolidated statement of financial position. Operations held for sale are recorded at the lower of their carrying amount and their fair value less the estimated selling costs.

(C) Critical accounting policies and the use of estimates

Critical accounting policies

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

The Audit Committee reviews the reasonableness of judgements and assumptions applied and the appropriateness of significant accounting policies. Details of significant issues considered by the Committee in the year are included within the Audit Committee Report on page 61.

These major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities including consideration of its decision making authority and the rights to variable returns from the entity	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk transferred to the Group in determining whether a contract should be accounted for as insurance or investment contract	G
Financial investments	Classification of investments including the application of the fair value option	T

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items considered particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy and note disclosures.

Item	Critical accounting assumptions	Accounting policy	Note
Measurement of insurance and investment contract liabilities	Principal assumptions will include those in respect of mortality, morbidity, persistency, expense, valuation interest rates, credit default allowances on corporate bonds and valuation of guarantees	L	36(b)
Acquired value of in-force business (‘AVIF’) and intangible assets	AVIF is recognised, amortised and tested for impairment by reference to the present value of estimated future profits. Other acquired intangible assets are recognised and tested for impairment using an income approach method. Significant estimates include forecast cash flows and discount rates	O	13
Fair value of financial investments, derivative financial instruments and investment property	Where quoted market prices are not available, valuation techniques are used to value financial investments, derivatives and investment property. These include broker quotes and models using both observable and unobservable market inputs.	F,T,U	18,22
Impairment of financial assets	Factors considered when assessing whether there is objective evidence of impairment include industry risk factors, financial condition, credit rating and whether there has been a significant or prolonged decline in fair value	T,V	19,22
Deferred acquisition costs	Management use estimation techniques to determine the amortisation profile and impairment test by reference to the present value of estimated future profits	X	24
Provisions and contingent liabilities	When evaluating whether a provision or a contingent liability should be recognised the Group assesses the likelihood of a constructive or legal obligation to settle a past event and whether the amount can be reliably estimated. The amount of provision is determined based on the Group’s estimation of the expenditure required to settle the obligation at the statement of financial position date	AA	43,48
Pension obligations	The Group uses a number of estimates when calculating its pension obligations, including mortality assumptions, discount rates and inflation rates	AB	44
Deferred income taxes	Calculation and recognition of temporary differences giving rise to deferred tax balances includes estimates of the extent to which future taxable profits are available against which the temporary differences can be utilised	AC	42

(D) Consolidation principles

Subsidiaries

Subsidiaries are those entities over which the Group has control. The Group controls an investee if and only if the Group has all of the following:

•	power over the investee,
•	exposure, or rights, to variable returns from its involvement with the investee, and
•	the ability to use its power over the investee to affect its returns.

The Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: the purpose and design of an investee, relevant activities, substantive and protective rights, and voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date the Group obtains control and are excluded from consolidation from the date the Group loses control. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. Accounting policies of subsidiaries are aligned on acquisition to ensure consistency with Group policies.

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

Transactions with non-controlling interests that lead to changes in the ownership interests in a subsidiary but do not result in a loss of control are treated as equity transactions.

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

Investment vehicles

In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day to day according to the Group’s and third-party participation in them. When assessing control over investment vehicles, along with the factors determining control outlined above, the Group considers the scope of its decision-making authority including its ability to direct the relevant activities of the fund and exposure to variability of returns from the perspective of an investor in the fund and of the asset manager. In addition, the Group assesses rights held by other parties including substantive removal rights that may affect the Group’s ability to direct the relevant activities and indicate that the Group does not have power. Where the Group is deemed to control such vehicles, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as ‘Net asset value attributable to unitholders’ in the consolidated statement of financial position.

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

The Company’s investments

In the Company’s statement of financial position, subsidiaries, associates and joint ventures are stated at their fair values, estimated using applicable valuation models underpinned by the Company’s market capitalisation. These investments are classified as available for sale (AFS) financial assets, with changes in their fair value being recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

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

As noted in accounting policy A, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS (‘grandfathered’) or the date of the acquisition of the entity, in accordance with IFRS 4. IFRS accounting for insurance contracts in UK companies was grandfathered at the date of transition to IFRS and determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers (subsequently withdrawn by the ABI in 2015).

In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly. One such example is our adoption of Financial Reporting Standard 27 Life Assurance (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004 (subsequently withdrawn by the ASB in 2015). The additional requirements of FRS 27 are detailed in accounting policy L below.

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

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 36(b). For the UK with-profit funds, FRS 27 requires liabilities to be calculated on the realistic basis as set out by the UK’s Prudential Regulation Authority (PRA), adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies PRA regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business.

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

Embedded derivatives

Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and measured at fair value if they are not considered closely related to the host insurance contract or do not meet the definition of an insurance contract. Fair value reflects own credit risk to the extent the embedded derivative is not fully collateralised.

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

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period with any change in rates between the start and end of the accounting period being reflected below adjusted operating profit as an economic assumption change. The range of discount rates used is described in note 36(c)(ii). Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

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

The liability’s fair value is determined in accordance with IAS 39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be transferred in an orderly transaction between market participants at the measurement date, subject to a minimum equal to the surrender value. For unit-linked contracts, the fair value liability is equal to the current unit fund value, including any unfunded units. In addition, if required, non-unit reserves are held based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk.

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

(O) Goodwill, AVIF and intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill arising on the Group’s investments in subsidiaries is shown as a separate asset, whilst that on associates and joint ventures is included within the carrying value of those investments.

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

Non-participating investment contract AVIF is reviewed for evidence of impairment, consistent with reviews conducted for other finite life intangible assets. Insurance and participating investment contract AVIF is reviewed for impairment at each reporting date as part of the liability adequacy requirements of IFRS 4 (see accounting policy L). AVIF is reviewed for evidence of impairment and impairment tested at product portfolio level by reference to a projection of future profits arising from the portfolio.

Intangible assets

Intangible assets consist primarily of contractual relationships such as access to distribution networks, customer lists and software. The economic lives of these are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position and the period of control over the assets. These intangibles are amortised over their useful lives, which range from three to 30 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under ‘Other expenses’. For intangibles with finite lives, impairment charges will be recognised in the income statement where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing

For impairment testing, goodwill and intangible assets with indefinite useful lives have been allocated to cash-generating units. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 12. Any impairments are charged as expenses in the income statement.

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

Depreciation is calculated on the straight-line method to write down the cost of other assets to their residual values over their estimated useful lives as follows:

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

Borrowing costs directly attributable to the acquisition and construction of property and equipment are capitalised. All repair and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the most recently assessed standard of performance of the existing asset will flow to the Group and the renovation replaces an identifiable part of the asset. Major renovations are depreciated over the remaining useful life of the related asset.

(Q) Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Completed investment property is stated at its fair value. Changes in fair values are recorded in the income statement in net investment income.

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

(T) Financial investments

The Group classifies its investments as either FVTPL or AFS. The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FVTPL category has two subcategories – those that meet the definition as being held for trading and those the Group chooses to designate as FVTPL (referred to in this accounting policy as ‘other than trading’) upon initial recognition.

In general, the other than trading category is used as, in most cases, the Group’s investment or risk management strategy is to manage its financial investments on a fair value basis. Debt securities and equity securities, which the Group acquires with the intention to resell in the short-term, are classified as trading, as are non-hedge derivatives (see accounting policy U below). The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as in certain fund management and non-insurance operations.

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

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 54(b).

The Group has collateral agreements in place between the individual Group entities and relevant counterparties. Accounting policy W covers collateral, both received and pledged, in respect of these derivatives.

Interest rate and currency swaps

Interest rate swaps are contractual agreements between two parties to exchange fixed rate and floating rate interest by means of periodic payments, calculated on a specified notional amount and defined interest rates. Most interest rate swap payments are netted against each other, with the difference between the fixed and floating rate interest payments paid by one party. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Both types of swap contracts may include the net exchange of principal. Exposure to gain or loss on these contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forwards and options contracts

Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC contracts in which two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending upon what rate prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the potential obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to gain or loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. Certain contracts, known as swaptions, contain features which can act as swaps or options.

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

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 55). However, where the Group has a currently enforceable legal right of set-off and the ability and intent to net settle, the collateral liability and associated derivative balances are shown net. Non-cash collateral received is not recognised in the statement of financial position unless the Group either (a) sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability; or (b) the counterparty to the arrangement defaults, at which point the collateral is seized and recognised as an asset.

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

(X) Deferred acquisition costs and other assets

Costs relating to the acquisition of new business for insurance and participating investment contracts are deferred in line with existing local accounting practices, to the extent that they are expected to be recovered out of future margins in revenues on these contracts. For participating contracts written in the UK, acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the PRA’s realistic capital regime and FRS 27 (see accounting policy L). For non-participating investment and investment fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred.

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

(AA) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Restructuring provisions include lease termination penalties and employee termination payments. They comprise only the direct expenditures arising from the restructuring, which are those that are necessarily entailed by the restructuring; and not associated with the ongoing activities of the entity. The amount recorded as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of the time value of money is material, the provision is the present value of the expected expenditure. Provisions are not recognised for future operating losses.

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

The Group determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability/(asset). Net interest expense is charged to finance costs, whereas, net interest income is credited to investment income.

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

Shares purchased by employee share trusts to fund these awards are shown as deduction from shareholders’ equity at their weighted average cost.

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

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are similarly recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, pensions and other post-retirement obligations and other amounts charged or credited directly to other comprehensive income is recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on direct capital instruments and tier 1 notes is credited directly in equity.

In addition to paying tax on shareholders’ profits (‘shareholder tax’), the Group’s life businesses in the UK, Ireland and Singapore pay tax on policyholders’ investment returns (‘policyholder tax’) on certain products at policyholder tax rates. The incremental tax borne by the Group represents income tax on policyholder’s investment return. In jurisdictions where policyholder tax is applicable, the total tax charge in the income statement is allocated between shareholder tax and policyholder tax. The shareholder tax is the corporate tax charge calculated on shareholder profit. The difference between the total tax charge and shareholder tax is allocated to policyholder tax. The Group has decided to show separately the amounts of policyholder tax to provide a meaningful measure of the tax the Group pays on its profit.

(AD) Borrowings

Borrowings are classified as being for either core structural or operational purposes. They are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in accounting policy P.

Where loan notes have been issued in connection with certain securitised mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated liabilities and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch which would otherwise arise from using different measurement bases for these three items.

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

Treasury shares

Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. Gains and losses on own shares are charged or credited to the treasury share account in equity.

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

Earnings per share has also been calculated on the adjusted operating profit before impairment of goodwill and other adjusting items, after tax, attributable to ordinary shareholders, as the directors believe this figure provides a better indication of operating performance. Details are given in note 10.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2015

	Note	2015 £m	2014 £m		2013 £m
		Continuing operations	Continuing operations	Continuing operations	Discontinued operations[1]
Income	4
Gross written premiums		21,925	21,670	22,035	1,589
Premiums ceded to reinsurers		(2,890)	(1,614)	(1,546)	(100)
Premiums written net of reinsurance		19,035	20,056	20,489	1,489
Net change in provision for unearned premiums		(111)	1	134	—
Net earned premiums	H	18,924	20,057	20,623	1,489
Fee and commission income	I & J	1,797	1,230	1,279	28
Net investment income	K	2,825	21,889	12,509	2,340
Share of profit after tax of joint ventures and associates		180	147	120	—
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	2b	2	174	115	808
		23,728	43,497	34,646	4,665
Expenses	5
Claims and benefits paid, net of recoveries from reinsurers		(21,985)	(19,474)	(22,093)	(2,037)
Change in insurance liabilities, net of reinsurance	36a(ii)	6,681	(5,570)	2,493	(312)
Change in investment contract provisions		(1,487)	(6,518)	(7,050)	(31)
Change in unallocated divisible surplus	41	984	(3,364)	280	—
Fee and commission expense		(3,347)	(3,389)	(3,975)	(438)
Other expenses		(2,784)	(1,979)	(2,220)	(293)
Finance costs	6	(618)	(540)	(609)	(16)
		(22,556)	(40,834)	(33,174)	(3,127)
Profit before tax		1,172	2,663	1,472	1,538
Tax attributable to policyholders’ returns	9d	218	(382)	(191)	—
Profit before tax attributable to shareholders’ profits		1,390	2,281	1,281	1,538
Tax expense	AC & 9	(93)	(983)	(594)	(265)
Less: tax attributable to policyholders’ returns	9d	(218)	382	191	—
Tax attributable to shareholders’ profits	9d	(311)	(601)	(403)	(265)
Profit after tax		1,079	1,680	878	1,273
Profit from discontinued operations[1]		—	58	1,273
Profit for the year		1,079	1,738	2,151

Attributable to:
Equity holders of Aviva plc		918	1,569	2,008
Non-controlling interests	34	161	169	143
Profit for the year		1,079	1,738	2,151
Earnings per share	AG & 10
Basic (pence per share)		22.6p	50.4p	65.3p
Diluted (pence per share)		22.3p	49.6p	64.5p

Continuing operations – Basic (pence per share)		22.6p	48.4p	22.0p
Continuing operations – Diluted (pence per share)		22.3p	47.7p	21.8p
1	Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December 2015

	Note	2015 £m	2014 £m	2013 £m
Profit for the year from continuing operations		1,079	1,680	878
Profit for the year from discontinued operations[1]		—	58	1,273
Total profit for the year		1,079	1,738	2,151

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value (losses)/gains		(9)	62	19
Fair value (losses)/gains transferred to profit on disposals		—	(7)	1
Share of other comprehensive income of joint ventures and associates		(14)	22	(37)
Foreign exchange rate movements		(378)	(396)	(35)
Aggregate tax effect – shareholder tax on items that may be reclassified subsequently to the income statement		13	(9)	(14)

Items that will not be reclassified to income statement
Owner-occupied properties – fair value gains/(losses)		27	7	(2)
Remeasurements of pension schemes	44b(i)	(235)	1,662	(674)
Aggregate tax effect – shareholder tax on items that will not be reclassified subsequently to the income statement		93	(347)	125
Other comprehensive income, net of tax from continuing operations		(503)	994	(617)
Other comprehensive income, net of tax from discontinued operations[1]		—	—	(319)
Total other comprehensive income, net of tax		(503)	994	(936)
Total comprehensive income for the year from continuing operations		576	2,674	261
Total comprehensive income for the year from discontinued operations[1]		—	58	954
Total comprehensive income for the year		576	2,732	1,215

Attributable to:
Equity holders of Aviva plc		460	2,642	1,038
Non-controlling interests		116	90	177
		576	2,732	1,215
1	Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Consolidated statement of changes in equity

For the year ended 31 December 2015

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Treasury shares £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276
Profit for the year	—	—	—	—	—	—	918	918	—	161	1,079
Other comprehensive income	—	—	—	—	—	(316)	(142)	(458)	—	(45)	(503)
Total comprehensive income for the year	—	—	—	—	—	(316)	776	460	—	116	576
Issue of share capital - acquisition of Friends Life	272	—	—	5,703	—	—	—	5,975	—	—	5,975
Non-controlling interests in acquired subsidiaries[2]	—	—	—	—	—	—	—	—	—	504	504
Reclassification of non-controlling interests to financial liabilities[3]	—	—	—	—	—	—	—	—	—	(272)	(272)
Reclassification of non-controlling interests to tier 1 notes[4]	—	—	—	—	—	—	—	—	231	(231)	—
Owner-occupied properties fair value gains transferred to retained earnings on disposals	—	—	—	—	—	(33)	33	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	(724)	(724)	—	—	(724)
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(142)	(142)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	1	—	1	—	—	1
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	5	5
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(1)	(1)
Treasury shares held by subsidiary companies	—	—	—	—	(27)	—	—	(27)	—	—	(27)
Reserves credit for equity compensation plans	—	—	—	—	—	40	—	40	—	—	40
Shares issued under equity compensation plans	3	—	13	—	6	(35)	19	6	—	—	6
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	15	15	—	—	15
Balance at 31 December	1,012	200	1,185	8,974	(29)	(114)	4,736	15,964	1,123	1,145	18,232
1	Refer to note 32 for further details of balances included in Other reserves.
2	Includes Friends Life’s Step up Tier one Insurance Capital Securities (‘STICS’) issuances classified as equity instruments within non-controlling interests at the date of acquisition. See Note 2a for further detail.
3	On 29 May 2015, notification was given that the Group would redeem the 2005 STICS issuance. At that date the instrument was reclassified as a financial liability. The instrument was redeemed on 1 July 2015, £272 million represents the fair value of instruments recognised on acquisition, made up of the £268 million outstanding principal redeemed on 1 July 2015 and £4 million amortised subsequent to the reclassification and included within finance costs in the income statement.
4	On 1 October 2015 Aviva plc replaced Friends Life Holdings plc as issuer of the 2003 STICS issuance which resulted in a reclassification of the STICS from non-controlling interests to DCI and tier 1 notes.

For the year ended 31 December 2014

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Treasury shares £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
Profit for the year	—	—	—	—	—	—	1,569	1,569	—	169	1,738
Other comprehensive income	—	—	—	—	—	(242)	1,315	1,073	—	(79)	994
Total comprehensive income for the year	—	—	—	—	—	(242)	2,884	2,642	—	90	2,732
Owner-occupied properties fair value gains transferred to retained earnings on disposals	—	—	—	—	—	(2)	2	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	(551)	(551)	—	—	(551)
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(189)	(189)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(13)	2	(11)	—	—	(11)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	(36)	(36)	—	(206)	(242)
Reserves credit for equity compensation plans	—	—	—	—	—	39	—	39	—	—	39
Shares issued under equity compensation plans	1	—	7	—	23	(28)	6	9	—	—	9
Aggregate tax effect – shareholder tax	—	—	—	—	—	—	19	19	—	—	19
Redemption of direct capital instrument[2]	—	—	—	—	—	—	(57)	(57)	(490)	—	(547)
Balance at 31 December	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276
1	Refer to note 32 for further details of balances included in Other reserves.
2	£57 million relates to the foreign exchange loss on redemption of €700 million direct capital instrument on 28 November 2014.

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2013

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Treasury shares £m	Other Reserves[1] £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and tier 1 notes £m	Non- controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
Profit for the year	—	—	—	—	—	—	2,008	2,008	—	143	2,151
Other comprehensive income	—	—	—	—	—	(421)	(549)	(970)	—	34	(936)
Total comprehensive income for the year	—	—	—	—	—	(421)	1,459	1,038	—	177	1,215
Dividends and appropriations	—	—	—	—	—	—	(538)	(538)	—	—	(538)
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	1	1
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	(134)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	—	—	—	—	—	(803)	1	(802)	—	—	(802)
Changes in non-controlling interests in subsidiaries	—	—	—	—	—	—	—	—	—	(147)	(147)
Reserves credit for equity compensation plans	—	—	—	—	—	37	—	37	—	—	37
Shares issued under equity compensation plans [2]	—	—	—	—	1	(43)	15	(27)	—	—	(27)
Aggregate tax effect – shareholder tax	—	—	—	—	—	30	22	52	—	—	52
Balance at 31 December	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
1	Refer to note 32 for further details of balances included in Other reserves.
2	Within shares issued under equity compensation plans are treasury shares of £1 million which includes shares distributed by employee trusts of £33 million offset by shares acquired by employee trusts of (£32) million.

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Consolidated statement of financial position

As at 31 December 2015

	Note	2015 £m	2014 £m
Assets
Goodwill	O & 12	1,955	1,302
Acquired value of in-force business and intangible assets	O & 13	5,731	1,028
Interests in, and loans to, joint ventures	D & 14	1,590	1,140
Interests in, and loans to, associates	D & 15	329	404
Property and equipment	P & 16	449	357
Investment property	Q & 17	11,301	8,925
Loans	V & 19	22,433	25,260
Financial investments	S, T, U & 22	274,217	202,638
Reinsurance assets	N & 39	20,918	7,958
Deferred tax assets	AC & 42	131	76
Current tax assets		114	27
Receivables	23	6,875	5,933
Deferred acquisition costs and other assets	X & 24	5,061	5,091
Prepayments and accrued income	X & 24	3,094	2,466
Cash and cash equivalents	Y & 51d	33,676	23,105
Assets of operations classified as held for sale	B & 2c	—	9
Total assets		387,874	285,719
Equity
Capital	AE
Ordinary share capital	26	1,012	737
Preference share capital	29	200	200
		1,212	937
Capital reserves
Share premium	26b	1,185	1,172
Merger reserve	D & 31	8,974	3,271
		10,159	4,443
Treasury shares	28	(29)	(8)
Other reserves	32	(114)	229
Retained earnings	33	4,736	4,617
Equity attributable to shareholders of Aviva plc		15,964	10,218
Direct capital instrument and tier 1 notes	30	1,123	892
Equity excluding non-controlling interests		17,087	11,110
Non-controlling interests	34	1,145	1,166
Total equity		18,232	12,276
Liabilities
Gross insurance liabilities	L & 36	140,556	113,445
Gross liabilities for investment contracts	M & 37	181,173	117,245
Unallocated divisible surplus	L & 41	8,811	9,467
Net asset value attributable to unitholders	D	11,415	9,482
Provisions	AA, AB & 43	1,416	879
Deferred tax liabilities	AC & 42	2,074	1,091
Current tax liabilities		177	169
Borrowings	AD & 45	8,770	7,378
Payables and other financial liabilities	S & 46	12,448	12,012
Other liabilities	47	2,802	2,273
Liabilities of operations classified as held for sale	B & 2c	—	2
Total liabilities		369,642	273,443
Total equity and liabilities		387,874	285,719

Approved by the Board on 29 March 2016

Thomas D. Stoddard

Chief Financial Officer

Company number: 2468686

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Consolidated statement of cash flows

For the year ended 31 December 2015

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2015 £m	2014 £m	2013 £m
Cash flows from operating activities[1]
Cash generated from/(used in) continuing operations	51a	5,197	(87)	2,562
Tax paid		(442)	(457)	(463)
Net cash from/(used in) operating activities - continuing operations		4,755	(544)	2,099
Net cash from operating activities - discontinued operations[2]		—	—	1,919
Total net cash from/(used in) operating activities		4,755	(544)	4,018
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	51b	7,783	(79)	(29)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51c	(3)	110	377
New loans to joint ventures and associates	14a(i)	(21)	(73)	(6)
Repayment of loans to joint ventures and associates	14 & 15	—	33	25
Net new loans to joint ventures and associates		(21)	(40)	19
Purchases of property and equipment		(58)	(116)	(30)
Proceeds on sale of property and equipment		51	19	56
Other cash flow related to intangible assets		(111)	(122)	(59)
Net cash from/(used in) investing activities - continuing operations		7,641	(228)	334
Net cash used in investing activities - discontinued operations[2]		—	(20)	(1,588)
Total net cash from/(used in) investing activities		7,641	(248)	(1,254)
Cash flows from financing activities
Redemption of Direct Capital Instrument		—	(547)	—
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs		16	8	—
Treasury shares purchased for employee trusts		(1)	—	(32)
New borrowings drawn down, net of expenses		2,049	2,383	2,201
Repayment of borrowings[3]		(1,979)	(2,442)	(2,441)
Net drawdown/(repayment) of borrowings	45	70	(59)	(240)
Interest paid on borrowings		(588)	(527)	(605)
Preference dividends paid	11	(17)	(17)	(17)
Ordinary dividends paid[4]	11	(635)	(447)	(429)
Coupon payments on the direct capital instruments and tier 1 notes	11	(72)	(88)	(92)
Capital contributions from non-controlling interests of subsidiaries	34	5	—	1
Dividends paid to non-controlling interests of subsidiaries[5]	34	(142)	(189)	(134)
Changes in controlling interest in subsidiaries		(1)	(89)	—
Net cash used in financing activities - continuing operations		(1,365)	(1,955)	(1,548)
Net cash from financing activities - discontinued operations[2]		—	—	19
Total net cash used in financing activities		(1,365)	(1,955)	(1,529)
Total net increase/(decrease) in cash and cash equivalents		11,031	(2,747)	1,235
Cash and cash equivalents at 1 January		22,564	25,989	24,564
Effect of exchange rate changes on cash and cash equivalents		(425)	(678)	190
Cash and cash equivalents at 31 December	51d	33,170	22,564	25,989
1	Cash flows from operating activities include interest received of £5,251 million (2014: £4,986 million; 2013: £5,637 million from continuing operations and £1,279 million from discontinued operations) and dividends received of £2,353 million (2014: £1,442 million; 2013: £1,528 million from continuting operations and £1 million from discontinued operations).
2	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) sold in 2013.
3	Includes redemption of 2005 STICS of £268 million in 2015.
4	Ordinary dividends paid in 2014 amounted to £449 million. £2 million of unclaimed and waived dividends has been set off against this above.
5	Dividends paid to non-controlling interests of subsidiaries in 2015 included £7 million on the 2003 STICS and £17 million on the 2005 STICS prior to reclassification.

The accounting policies (identified alphabetically) on pages 129 to 142 and notes (identified numerically) on pages 149 to 250 are an integral part of the financial statements.

Notes to the consolidated financial statements

1 – Exchange rates

The Group’s principal overseas operations during the year were located within the eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2015	2014	2013
Eurozone
Average rate (€1 equals)	£0.72	£0.81	£0.85
Year end rate (€1 equals)	£0.74	£0.78	£0.83
Canada
Average rate ($CAD1 equals)	£0.51	£0.55	£0.62
Year end rate ($CAD1 equals)	£0.49	£0.55	£0.57
Poland
Average rate (PLN1 equals)	£0.17	£0.19	£0.20
Year end rate (PLN1 equals)	£0.17	£0.18	£0.20
United States
Average rate ($US1 equals)	£0.65	£0.61	£0.64
Year end rate ($US1 equals)	£0.68	£0.64	£0.60

2 – Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions

(i) Friends Life

On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited (‘Friends Life’) through an all share exchange which gave Friends Life shareholders 0.74 Group shares for every Friends Life share held. In total, 1,086,326,606 Group shares were issued and commenced trading on 13 April 2015.

Friends Life is a leading insurance business which provides a range of pension, investment and insurance products and services to both individual customers and corporates. Prior to the acquisition, Friends Life operated through three distinct divisions: the Heritage division which administers products which are no longer actively marketed for new business; the UK division whose main lines of business are corporate benefits, retirement income and protection; and the International division which provides savings, investment and protection products for customers in Asia and the Middle East. The acquisition accelerates the Group’s investment thesis of cash flow plus growth and is expected to benefit the Group over time through the realisation of significant incremental capital, financial and revenue synergies as well as supporting the Group to secure its position as a leading insurance and savings business.

£768 million of the shares transferred to the shareholders of Friends Life represents the fair value of the liabilities, based on discounted cash flows substantiated against internally modelled and external market values, held by the Group related to the settlement of a pre-existing insurance contract between the Group and Friends Life held by the Friends Provident pension scheme (refer to note 44). The remaining £5,207 million represents the consideration exchanged for £4,536 million of net assets of Friends Life and £671 million of goodwill, as follows:

2 – Subsidiaries continued

	Book Value £m	Fair Value and Accounting Policy Adjustments £m	Fair Value £m
Assets
Acquired value of in-force business and intangible assets	3,055	2,219	5,274
Investment property	2,685	—	2,685
Financial investments	97,580	(11,314)	86,266
Reinsurance assets	1,254	11,251	12,505
Deferred tax assets	51	54	105
Other assets	2,619	(854)	1,765
Cash and cash equivalents	7,878	—	7,878
Total assets	115,122	1,356	116,478
Liabilities
Insurance liabilities	36,068	12	36,080
Liability for investment contracts	68,778	(129)	68,649
Unallocated divisible surplus	724	—	724
Net asset value attributable to unitholders	212	—	212
Deferred tax liabilities	1,203	240	1,443
Borrowings	1,064	243	1,307
Other liabilities	2,355	668	3,023
Total liabilities	110,404	1,034	111,438
Net assets	4,718	322	5,040
Non-controlling interests (NCI) including tier 1 notes	329	175	504
Net assets excluding NCI	4,389	147	4,536
Goodwill arising on acquisition			671
Fair value of shares exchanged for net assets			5,207
Fair value of Group liabilities related to pre-existing relationship			768
Fair value of total shares exchanged[1]			5,975
1	Fair value of consideration based on the opening market price on the date of acquisition.

The issue of new shares in the Company in exchange for shares of Friends Life has attracted merger relief under section 612 of the Companies Act 2006. Of the £5,975 million, £272 million (25 pence per ordinary share) has been credited to share capital and the remaining £5,703 million has been credited to the merger reserve within equity, increasing the reserve from £3,271 million to £8,974 million. Refer to note 31 for further detail regarding the merger reserve.

Acquired value of in-force business and intangible assets

An asset of £4,790 million was recognised upon acquisition representing the present value of future profits from the acquired in-force business (‘AVIF’) as of 10 April 2015. This will be amortised in accordance with the Group’s accounting policies. Deferred acquisition costs (‘DAC’) are not recognised upon acquisition.

Intangible assets of £484 million represent Friends Life’s distribution agreements and customer contracts. These assets have been assessed as having a useful life of between five and ten years and will be amortised over that period in accordance with the Group’s accounting policies, along with the corresponding release of the applicable deferred tax provision.

Fair value and accounting policy adjustments

A reclassification of £11.3 billion was made from financial investments to reinsurance assets to align to the Group’s presentation policy for reinsurance assets.

The adjustments to other liabilities are primarily related to a Group insurance contract held within the Friends Provident pension scheme (refer to note 44(b)(i)).

The adjustment to non-controlling interests represents the fair value adjustment of the 2003 and 2005 Step-up Tier one Insurance Capital Securities (‘STICS’) issuances based on the market quoted price which were classified as equity instruments within NCI on acquisition (refer to note 34).

Goodwill

The residual goodwill on acquisition of £671 million, none of which is expected to be deductible for tax purposes, represents future synergies expected to arise from combining the operations of Friends Life with those of the Group as well as the value of the workforce in place and other future business value. Refer to note 12 for changes to the carrying amount of goodwill during the year.

Profit and loss

In the period from 10 April 2015 to 31 December 2015 the acquired Friends Life subsidiaries contributed net earned premiums and fee and commission income of £1,338 million and a loss before tax attributable to shareholders of £371 million, including £160 million of integration and restructuring costs, to the consolidated results of the Group.

If the acquisition had been effective on 1 January 2015, on a pro-forma basis the Group’s net earned premiums and fee and commission income is estimated at £21.1 billion and profit before tax attributable to shareholders is estimated at £1,391 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2015. The pro-forma results are provided for information purposes only and do not necessarily reflect the actual results that would have occurred had the acquisition taken place on 1 January 2015, nor are they necessarily indicative of the future results of the combined Group.

2 – Subsidiaries continued

Acquisition costs of £29 million related to legal and professional fees incurred to support the transaction have been recognised within other expenses in the income statement.

(ii) Other acquisitions

The Group also completed other minor acquisitions in 2015. The aggregate consideration paid in these transactions was £97 million. Goodwill of £23 million and intangible assets of £29 million were recognised in relation to these transactions. With the exception of the acquisition of additional shares in unconsolidated Polish entities (refer to note 14) and the acquisition of an associate within Canada, the acquired entities were consolidated as subsidiaries. The acquired subsidiaries contributed no material profit or loss in 2015.

(b) Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates

The profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:

	2015 £m	2014 £m	2013 £m
Spain – long-term business	—	132	197
Italy – long-term business	—	(6)	(178)
Korea	—	2	(20)
Turkey – general insurance	—	(16)	(9)
Aviva Investors	—	35	—
Turkey – long-term business	1	15	—
Indonesia	—	(3)	—
Ireland – long-term business	—	—	87
Malaysia	—	—	39
Russia	—	—	1
Czech Republic, Hungary and Romania	—	—	1
Poland	—	—	(4)
Other small operations	1	15	1
Profit on disposal and remeasurement from continuing operations	2	174	115
Profit on disposal and remeasurement from discontinued operations	—	58	808
Total profit on disposal and remeasurement	2	232	923

The total Group profit on disposal and re-measurement of subsidiaries, joint ventures and associates from continuing operations is £2 million (2014: £174 million; 2013: £115 million). This includes a gain of £1 million (2014: £15 million; 2013: £nil) recognised on the further sale of shares in the Turkey Life business and profits on the disposal of small reinsurance operations in Asia of £1 million. There was no profit or loss recognised relating to discontinued operations in 2015 (2014: £58 million profit; 2013: £808 million profit).

(c) Assets and liabilities of operations classified as held for sale

There were no operations classified as held for sale as at 31 December 2015.

	2015 £m	2014 £m
Assets
Cash and cash equivalents	—	9
Total assets	—	9
Liabilities
Insurance liabilities	—	(1)
Other liabilities	—	(1)
Total liabilities	—	(2)
Net assets	—	7

(d) Subsequent events

On 21 January 2016, Aviva plc announced that its Canadian business Aviva Canada will acquire 100% ownership of RBC General Insurance Company, the existing home and motor insurance business of RBC Insurance, and enter into an exclusive 15 year strategic agreement with RBC Insurance. Aviva will pay £281 million ($CAD 581 million) upon completion, subject to customary completion adjustments. The proposed transaction is subject to closing conditions including receipt of required regulatory approvals and is expected to complete in the third quarter of 2016.

On 9 March 2016 the Group agreed to sell its entire 70% stake in its Irish private medical insurance business, Aviva Health Insurance Ireland Limited, to Irish Life Group Limited. The proposed transaction will be subject to customary closing conditions including receipt of required regulatory approvals and is expected to complete in the third quarter of 2016. The subsidiary has been classified as held for sale from 9 March 2016.

2 – Subsidiaries continued

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

3 – Segmental information

The Group’s results can be segmented either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.

The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

United Kingdom & Ireland

United Kingdom and Ireland comprises two operating segments – Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, and include the UK insurance operations acquired as part of the acquisition of Friends Life (refer to note 2). UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers’ liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

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

Italy, Spain and Other

These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy (including Eurovita up until the date of disposal in June 2014) and Spain (including CxG up until the date of disposal in December 2014). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey (including our reduced joint venture share following IPO in November 2014) and our Turkish general insurance business (up until the date of disposal in December 2014).

Canada

The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.

Asia

Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia, Taiwan and the international operations of Friends Life. This segment also includes general insurance and health operations in Singapore, health operations in Indonesia and the results of South Korea (until the date of disposal in June 2014).

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

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’, along with central operations of Friends Life, central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our internal reinsurance operations are also included in this segment.

Discontinued operations

In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation for the comparative periods in the income statement, statement of comprehensive income and statement of cash flows. In 2014 this represented the settlement of the purchase price adjustment, in conjunction with the aggregate development of other provisions in the year.

3 – Segmental information continued

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i) profit or loss from operations before tax attributable to shareholders

(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes.

(a) (i) Segmental income statement for the year ended 31 December 2015

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Total £m
Gross written premiums	5,402	4,503	5,777	484	2,733	2,109	917	—	—	21,925
Premiums ceded to reinsurers	(1,355)	(1,163)	(75)	(6)	(42)	(117)	(132)	—	—	(2,890)
Internal reinsurance revenue	(5)	(1)	—	(1)	(4)	—	(2)	—	13	—
Premiums written net of reinsurance	4,042	3,339	5,702	477	2,687	1,992	783	—	13	19,035
Net change in provision for unearned premiums	(1)	(53)	(11)	(13)	(7)	(15)	(14)	—	3	(111)
Net earned premiums	4,041	3,286	5,691	464	2,680	1,977	769	—	16	18,924
Fee and commission income	810	160	232	40	115	28	134	281	(3)	1,797
	4,851	3,446	5,923	504	2,795	2,005	903	281	13	20,721
Net investment income/(expense)	448	159	1,949	(1)	444	49	(325)	155	(53)	2,825
Inter-segment revenue	—	—	—	—	—	—	—	195	—	195
Share of profit of joint ventures and associates	149	—	7	5	8	—	11	—	—	180
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	—	—	—	(1)	—	1	—	—	2
Segmental income[1]	5,450	3,605	7,879	508	3,246	2,054	590	631	(40)	23,923
Claims and benefits paid, net of recoveries from reinsurers	(10,663)	(2,533)	(4,454)	(302)	(2,343)	(1,240)	(415)	—	(35)	(21,985)
Change in insurance liabilities, net of reinsurance	7,070	492	(1,093)	17	264	(12)	(68)	—	11	6,681
Change in investment contract provisions	943	—	(1,915)	18	(702)	—	328	(159)	—	(1,487)
Change in unallocated divisible surplus	22	—	841	12	93	—	16	—	—	984
Fee and commission expense	(585)	(1,195)	(623)	(57)	(252)	(571)	(114)	(26)	76	(3,347)
Other expenses	(1,369)	(223)	(205)	(51)	(111)	(81)	(250)	(365)	(129)	(2,784)
Inter-segment expenses	(169)	(5)	(9)	(6)	—	(4)	—	—	(2)	(195)
Finance costs	(214)	(1)	(1)	—	(4)	(4)	(3)	—	(391)	(618)
Segmental expenses	(4,965)	(3,465)	(7,459)	(369)	(3,055)	(1,912)	(506)	(550)	(470)	(22,751)
Profit/(loss) before tax from continuing operations	485	140	420	139	191	142	84	81	(510)	1,172
Tax attributable to policyholders’ returns	232	—	—	—	—	—	(14)	—	—	218
Profit/(loss) before tax attributable to shareholders’ profits from continuing operations	717	140	420	139	191	142	70	81	(510)	1,390
Profit from discontinued operations									—	—
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(1)	20	—	—	6	—	4	(36)	—
Investment return variances and economic assumption changes on long-term business	—	—	(17)	—	14	—	(11)	—	—	(14)
Short-term fluctuation in return on investments backing non-long-term business	53	84	2	(2)	31	47	—	—	(131)	84
Economic assumption changes on general insurance and health business	—	98	—	—	—	2	—	—	—	100
Impairment of goodwill, joint ventures and associates and other amounts expensed	—	—	—	—	9	—	13	—	—	22
Amortisation and impairment of intangibles	84	14	—	2	14	10	9	10	12	155
Amortisation and impairment of AVIF	350	—	5	2	5	—	136	—	—	498
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	—	—	—	1	—	(1)	—	—	(2)
Integration and restructuring costs	215	26	19	—	3	7	7	11	91	379
Adjusted for non-operating items from discontinued operations	—	—	—	—	—	—	—	—	—	—
Other[4]	—	53	—	—	—	—	—	—	—	53
Adjusted operating profit/(loss) before tax attributable to shareholders[5]	1,424	414	449	141	268	214	223	106	(574)	2,665
1	Total reported income, excluding inter-segment revenue, includes £9,031 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Other items represents a day one loss upon the completion of an outwards reinsurance contract by the UK General Insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. The £53 million loss comprises £712 million in premiums ceded less £659 million in reinsurance recoverables recognised.
5	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

3 – Segmental information continued

(a) (ii) Segmental income statement for the year ended 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Total £m
Gross written premiums	4,306	4,484	5,756	490	3,514	2,176	942	—	2	21,670
Premiums ceded to reinsurers	(784)	(454)	(70)	(7)	(68)	(70)	(161)	—	—	(1,614)
Internal reinsurance revenue	(7)	(2)	(2)	(1)	(2)	(2)	—	—	16	—
Premiums written net of reinsurance	3,515	4,028	5,684	482	3,444	2,104	781	—	18	20,056
Net change in provision for unearned premiums	23	43	(27)	6	10	(54)	(3)	—	3	1
Net earned premiums	3,538	4,071	5,657	488	3,454	2,050	778	—	21	20,057
Fee and commission income	398	160	203	87	115	15	9	243	—	1,230
	3,936	4,231	5,860	575	3,569	2,065	787	243	21	21,287
Net investment income/(expense)	13,301	362	5,174	147	2,392	180	125	267	(59)	21,889
Inter-segment revenue	—	—	—	—	—	—	—	158	—	158
Share of profit/(loss) of joint ventures and associates	139	—	7	4	9	—	(12)	—	—	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	—	—	—	125	14	(1)	35	1	174
Segmental income[1]	17,376	4,593	11,041	726	6,095	2,259	899	703	(37)	43,655
Claims and benefits paid, net of recoveries from reinsurers	(7,522)	(2,745)	(4,594)	(331)	(2,572)	(1,276)	(362)	—	(72)	(19,474)
Change in insurance liabilities, net of reinsurance	(3,955)	88	(1,119)	(70)	(212)	(70)	(294)	—	62	(5,570)
Change in investment contract provisions	(3,036)	—	(1,881)	8	(1,347)	—	—	(262)	—	(6,518)
Change in unallocated divisible surplus	(62)	—	(2,182)	(6)	(1,055)	—	(59)	—	—	(3,364)
Fee and commission expense	(462)	(1,294)	(564)	(65)	(289)	(570)	(60)	(24)	(61)	(3,389)
Other expenses	(674)	(228)	(232)	(59)	(127)	(81)	(61)	(332)	(185)	(1,979)
Inter-segment expenses	(137)	(4)	(4)	(7)	—	(4)	—	—	(2)	(158)
Finance costs	(191)	(4)	(3)	—	(4)	(5)	—	(2)	(331)	(540)
Segmental expenses	(16,039)	(4,187)	(10,579)	(530)	(5,606)	(2,006)	(836)	(620)	(589)	(40,992)
Profit/(loss) before tax from continuing operations	1,337	406	462	196	489	253	63	83	(626)	2,663
Tax attributable to policyholders’ returns	(357)	—	—	—	—	—	(25)	—	—	(382)
Profit/(loss) before tax attributable to shareholders’ profits from continuing operations	980	406	462	196	489	253	38	83	(626)	2,281
Profit from discontinued operations[4]									58	58
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	11	16	—	1	—	—	—	(28)	—
Investment return variances and economic assumption changes on long-term business	13	—	9	(4)	(101)	—	11	—	—	(72)
Short-term fluctuation in return on investments backing non-long-term business	—	(82)	(50)	(1)	13	(65)	—	—	(76)	(261)
Economic assumption changes on general insurance and health business	—	145	—	—	—	3	—	—	(3)	145
Impairment of goodwill, joint ventures and associates and other amounts expensed	—	—	—	—	—	—	24	—	—	24
Amortisation and impairment of intangibles	31	1	—	—	17	10	3	11	17	90
Amortisation and impairment of AVIF[5]	10	—	18	3	9	—	—	—	—	40
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	—	—	—	—	(125)	(14)	1	(35)	(1)	(174)
Integration and restructuring costs	28	11	15	1	1	4	1	4	75	140
Adjusted for non-operating items from discontinued operations[4]	—	—	—	—	—	—	—	—	(58)	(58)
Adjusted operating profit/(loss) before tax attributable to shareholders[5,6]	1,062	492	470	195	304	191	78	63	(642)	2,213
1	Total reported income, excluding inter-segment revenue, includes £20,816 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	In 2014 the Group paid a settlement of £20 million related to the purchase price adjustment relating to the disposal of the US Life business in 2013. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.
5	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. There is no impact on the result or the total equity for any period presented as a result of this restatement.
6	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
154

3 – Segmental information continued

(a) (ii) Segmental income statement for the year ended 31 December 2013

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors[2] £m	Other Group activities[3] £m	Continuing operations £m	Discontinued operations[4] £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	—	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	—	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	—	(9)	(6)	(3)	(5)	(8)	—	—	31	—	—	—
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	—	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	—	—	134	—	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	—	46	20,623	1,489	22,112
Fee and commission income	424	198	190	60	115	40	14	238	—	1,279	28	1,307
	4,643	4,583	5,730	533	3,339	2,236	554	238	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,332	180	1,628	17	40	148	(27)	12,509	2,340	14,849
Inter-segment revenue	—	—	—	—	—	—	—	143	—	143	49	192
Share of profit/(loss) of joint ventures and associates	88	—	8	3	6	—	15	—	—	120	—	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	—	—	(4)	13	—	19	—	—	115	808	923
Segmental income[1]	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	—	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	—	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	—	(1,725)	34	(386)	—	—	(144)	—	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	—	426	16	(363)	—	2	—	—	280	—	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	—	(7)	—	(3)	—	—	—	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	—	(4)	(6)	—	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax from continuing operations	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders’ returns	(190)	—	—	—	—	—	(1)	—	—	(191)	—	(191)
Profit/(loss) before tax attributable to shareholders’ profits from continuing operations	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	7	21	—	—	—	—	—	(28)	—	—	—
Investment return variances and economic assumption changes on long-term business	414	—	(70)	1	(267)	—	(29)	—	—	49	(452)	(403)
Short-term fluctuation in return on investments backing non-long-term business	—	74	15	—	12	122	—	—	113	336	—	336
Economic assumption changes on general insurance and health business	—	(28)	—	—	—	(4)	—	—	(1)	(33)	—	(33)
Impairment of goodwill, joint ventures and associates and other amounts expensed	—	—	—	—	48	—	29	—	—	77	—	77
Amortisation and impairment of intangibles	21	1	—	—	17	15	1	22	14	91	9	100
Amortisation and impairment of AVIF[5]	15	—	19	3	11	—	—	—	—	48	96	144
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	—	—	4	(13)	—	(19)	—	—	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Adjusted operating profit/(loss) before tax attributable to shareholders[5,6]	1,139	465	467	187	325	246	87	(26)	(793)	2,097	386	2,483
1	Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc’s country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2	Aviva Investors adjusted operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). The transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus from 30 June 2012 to 30 September 2013. The final purchase price was subject to customary completion adjustments. A profit on disposal of ££808 million was recorded in 2013, reflecting management’s best estimate of the completion adjustments as of 31 December 2013.
5	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. There is no impact on the result or the total equity for any period presented as a result of this restatement.
6	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
155

3 – Segmental information continued

(a) (iii) Segmental statement of financial position as at 31 December 2015

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	663	1,026	5	23	172	21	45	—	—	1,955
Acquired value of in-force business and intangible assets	3,600	139	86	12	539	69	1,206	15	65	5,731
Interests in, and loans to, joint ventures and associates	1,291	—	138	39	72	7	372	—	—	1,919
Property and equipment	130	27	225	3	5	10	8	1	40	449
Investment property	7,483	198	2,089	—	1	—	—	1,146	384	11,301
Loans	21,502	5	733	1	26	135	31	—	—	22,433
Financial investments	163,987	4,715	65,413	2,575	19,176	3,187	9,684	515	4,965	274,217
Deferred acquisition costs	1,394	418	227	32	77	255	57	4	—	2,464
Other assets	42,636	5,301	9,678	239	1,480	860	1,351	901	4,959	67,405
Total assets	242,686	11,829	78,594	2,924	21,548	4,544	12,754	2,582	10,413	387,874
Insurance liabilities
Long-term business and outstanding claims provisions	99,435	5,439	16,487	2,308	7,699	2,058	2,865	—	18	136,309
Unearned premiums	226	2,083	393	45	237	1,016	48	—	—	4,048
Other insurance liabilities	—	76	44	—	—	77	—	—	2	199
Liability for investment contracts	114,143	—	47,834	2	9,770	—	7,681	1,743	—	181,173
Unallocated divisible surplus	2,575	—	4,941	55	1,047	—	193	—	—	8,811
Net asset value attributable to unitholders	203	—	2,863	—	413	—	—	—	7,936	11,415
External borrowings	1,903	—	—	—	49	—	—	—	6,818	8,770
Other liabilities, including inter-segment liabilities	12,261	(1,240)	4,066	99	715	596	565	370	1,485	18,917
Total liabilities	230,746	6,358	76,628	2,509	19,930	3,747	11,352	2,113	16,259	369,642
Total equity										18,232
Total equity and liabilities										387,874

3 – Segmental information continued

(a) (iv) Segmental statement of financial position as at 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	—	1,031	—	8	190	23	50	—	—	1,302
Acquired value of in-force business and intangible assets	127	103	96	5	581	60	2	25	29	1,028
Interests in, and loans to, joint ventures and associates	953	—	145	10	82	2	352	—	—	1,544
Property and equipment	74	33	214	3	6	9	4	1	13	357
Investment property	5,558	95	1,758	—	1	—	—	1,120	393	8,925
Loans	24,178	84	788	—	58	122	30	—	—	25,260
Financial investments	97,410	5,415	66,484	2,829	19,959	3,483	3,192	660	3,206	202,638
Deferred acquisition costs	1,310	438	227	23	89	280	4	7	—	2,378
Other assets	19,092	4,895	10,009	171	1,585	937	459	784	4,346	42,278
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—	9	9
Total assets	148,702	12,094	79,721	3,049	22,551	4,916	4,093	2,597	7,996	285,719
Insurance liabilities
Long-term business and outstanding claims provisions	71,619	5,515	16,179	2,444	8,414	2,317	2,598	—	36	109,122
Unearned premiums	225	2,038	402	34	247	1,114	46	—	1	4,107
Other insurance liabilities	—	79	46	—	—	89	—	—	2	216
Liability for investment contracts	57,201	—	48,316	10	9,867	—	—	1,851	—	117,245
Unallocated divisible surplus	1,879	—	6,104	71	1,202	—	211	—	—	9,467
Net asset value attributable to unitholders	19	—	2,928	—	317	—	—	—	6,218	9,482
External borrowings	2,016	—	—	—	52	—	—	—	5,310	7,378
Other liabilities, including inter-segment liabilities	9,539	(1,787)	3,673	120	662	404	388	377	3,048	16,424
Liabilities of operations classified as held for sale	—	—	—	—	—	—	—	—	2	2
Total liabilities	142,498	5,845	77,648	2,679	20,761	3,924	3,243	2,228	14,617	273,443
Total equity										12,276
Total equity and liabilities										285,719

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

3 – Segmental information continued

(b) (i) Segmental income statement – products and services for the year ended 31 December 2015

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	13,187	8,738	—	—	21,925
Premiums ceded to reinsurers	(1,529)	(1,361)	—	—	(2,890)
Premiums written net of reinsurance	11,658	7,377	—	—	19,035
Net change in provision for unearned premiums	—	(111)	—	—	(111)
Net earned premiums	11,658	7,266	—	—	18,924
Fee and commission income	1,161	61	274	301	1,797
	12,819	7,327	274	301	20,721
Net investment income/(expense)	2,667	240	(5)	(77)	2,825
Inter-segment revenue	—	—	201	—	201
Share of profit of joint ventures and associates	177	3	—	—	180
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	1	1	—	—	2
Segmental income	15,664	7,571	470	224	23,929
Claims and benefits paid, net of recoveries from reinsurers	(16,809)	(5,176)	—	—	(21,985)
Change in insurance liabilities, net of reinsurance	6,205	476	—	—	6,681
Change in investment contract provisions	(1,487)	—	—	—	(1,487)
Change in unallocated divisible surplus	984	—	—	—	984
Fee and commission expense	(1,121)	(2,118)	(23)	(85)	(3,347)
Other expenses	(1,663)	(368)	(367)	(386)	(2,784)
Inter-segment expenses	(190)	(11)	—	—	(201)
Finance costs	(202)	(5)	—	(411)	(618)
Segmental expenses	(14,283)	(7,202)	(390)	(882)	(22,757)
Profit/(loss) before tax from continuing operations	1,381	369	80	(658)	1,172
Tax attributable to policyholder returns	218	—	—	—	218
Profit/(loss) before tax attributable to shareholders’ profits	1,599	369	80	(658)	1,390
Adjusted for:
Non-operating items from continuing operations	820	396	26	33	1,275
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[3]	2,419	765	106	(625)	2,665
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	2,419	765	106	(625)	2,665
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £146 million, of which £80 million relates to property and liability insurance and £66 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,092 million relating to health business. The remaining business relates to property and liability insurance.
3	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

3 – Segmental information continued

(b) (ii) Segmental income statement – products and services for the year ended 31 December 2014

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	12,727	8,943	—	—	21,670
Premiums ceded to reinsurers	(971)	(643)	—	—	(1,614)
Premiums written net of reinsurance	11,756	8,300	—	—	20,056
Net change in provision for unearned premiums	—	1	—	—	1
Net earned premiums	11,756	8,301	—	—	20,057
Fee and commission income	705	54	256	215	1,230
	12,461	8,355	256	215	21,287
Net investment income/(expense)	21,295	666	5	(77)	21,889
Inter-segment revenue	—	—	158	—	158
Share of profit of joint ventures and associates	144	3	—	—	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	140	(16)	35	15	174
Segmental income	34,040	9,008	454	153	43,655
Claims and benefits paid, net of recoveries from reinsurers	(13,861)	(5,613)	—	—	(19,474)
Change in insurance liabilities, net of reinsurance	(5,604)	34	—	—	(5,570)
Change in investment contract provisions	(6,518)	—	—	—	(6,518)
Change in unallocated divisible surplus	(3,364)	—	—	—	(3,364)
Fee and commission expense	(977)	(2,247)	(26)	(139)	(3,389)
Other expenses	(920)	(402)	(321)	(336)	(1,979)
Inter-segment expenses	(148)	(10)	—	—	(158)
Finance costs	(191)	(11)	(2)	(336)	(540)
Segmental expenses	(31,583)	(8,249)	(349)	(811)	(40,992)
Profit/(loss) before tax from continuing operations	2,457	759	105	(658)	2,663
Tax attributable to policyholder returns	(382)	—	—	—	(382)
Profit/(loss) before tax attributable to shareholders’ profits	2,075	759	105	(658)	2,281
Adjusted for:
Non-operating items from continuing operations[3]	(56)	49	(19)	(42)	(68)
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[3,4]	2,019	808	86	(700)	2,213
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits[3,4]	2,019	808	86	(700)	2,213
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £164 million, of which £81 million relates to property and liability insurance and £83 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,146 million relating to health business. The remaining business relates to property and liability insurance.
3	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. There is no impact on the result or the total equity for any period presented as a result of this restatement.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.

.

3 – Segmental information continued

(b) (ii) Segmental income statement – products and services for the year ended 31 December 2013

	Long-term business £m	General insurance and health[2] £m	Fund management £m	Other £m	Total £m
Gross written premiums[1]	12,674	9,361	—	—	22,035
Premiums ceded to reinsurers	(905)	(641)	—	—	(1,546)
Premiums written net of reinsurance	11,769	8,720	—	—	20,489
Net change in provision for unearned premiums	—	134	—	—	134
Net earned premiums	11,769	8,854	—	—	20,623
Fee and commission income	656	80	292	251	1,279
	12,425	8,934	292	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	—	—	143	—	143
Share of profit of joint ventures and associates	117	3	—	—	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	—	—	115
Segmental income	24,851	9,276	438	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	—	—	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	—	—	2,493
Change in investment contract provisions	(7,050)	—	—	—	(7,050)
Change in unallocated divisible surplus	280	—	—	—	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	—	—	(143)
Finance costs	(219)	(11)	(4)	(375)	(609)
Segmental expenses	(22,779)	(8,793)	(407)	(1,338)	(33,317)
Profit/(loss) before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	—	—	—	(191)
Profit/(loss) before tax attributable to shareholders’ profits	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations[3]	68	314	62	372	816
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations[3,4]	1,949	797	93	(742)	2,097
Adjusted operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations[3,4,5]	368	—	31	(13)	386
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits[3,4]	2,317	797	124	(755)	2,483
1	Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term business.
2	General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3	Adjusted operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. There is no impact on the result or the total equity for any period presented as a result of this restatement.
4	Adjusted operating profit is a non-GAAP measure as defined in the glossary.
5	Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013).

3 – Segmental information continued

(b) (iii) Segmental statement of financial position – products and services as at 31 December 2015

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	862	1,035	—	58	1,955
Acquired value of in-force business and intangible assets	5,369	309	15	38	5,731
Interests in, and loans to, joint ventures and associates	1,878	34	—	7	1,919
Property and equipment	299	95	1	54	449
Investment property	10,582	335	—	384	11,301
Loans	22,292	141	—	—	22,433
Financial investments	258,995	10,280	23	4,919	274,217
Deferred acquisition costs	1,647	812	5	—	2,464
Other assets	52,844	7,315	769	6,477	67,405
Assets of operations classified as held for sale	—	—	—	—	—
Total assets	354,768	20,356	813	11,937	387,874
Gross insurance liabilities	127,050	13,506	—	—	140,556
Gross liabilities for investment contracts	181,173	—	—	—	181,173
Unallocated divisible surplus	8,811	—	—	—	8,811
Net asset value attributable to unitholders	3,479	—	—	7,936	11,415
External borrowings	1,857	—	—	6,913	8,770
Other liabilities, including inter-segment liabilities	15,387	(307)	346	3,491	18,917
Liabilities of operations classified as held for sale	—	—	—	—	—
Total liabilities	337,757	13,199	346	18,340	369,642
Total equity					18,232
Total equity and liabilities					387,874

(b) (iv) Segmental statement of financial position – products and services as at 31 December 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	216	1,043	—	43	1,302
Acquired value of in-force business and intangible assets	691	270	25	42	1,028
Interests in, and loans to, joint ventures and associates	1,526	16	—	2	1,544
Property and equipment	230	100	1	26	357
Investment property	8,310	223	—	392	8,925
Loans	25,053	207	—	—	25,260
Financial investments	188,094	11,435	23	3,086	202,638
Deferred acquisition costs	1,519	852	7	—	2,378
Other assets	29,839	6,270	657	5,512	42,278
Assets of operations classified as held for sale	—	9	—	—	9
Total assets	255,478	20,425	713	9,103	285,719
Gross insurance liabilities	99,453	13,992	—	—	113,445
Gross liabilities for investment contracts	117,245	—	—	—	117,245
Unallocated divisible surplus	9,467	—	—	—	9,467
Net asset value attributable to unitholders	3,264	—	—	6,218	9,482
External borrowings	2,068	—	—	5,310	7,378
Other liabilities, including inter-segment liabilities	12,689	(952)	354	4,333	16,424
Liabilities of operations classified as held for sale	—	2	—	—	2
Total liabilities	244,186	13,042	354	15,861	273,443
Total equity					12,276
Total equity and liabilities					285,719

4 – Details of income

This note gives further detail on the items appearing in the income section of the consolidated income statement.

	2015 £m	2014 £m	2013 £m
Gross written premiums (note 3a and 3b)
Long-term:
Insurance contracts	8,577	7,898	8,749
Participating investment contracts	4,610	4,829	3,925
General insurance and health	8,738	8,943	9,361
	21,925	21,670	22,035
Less: premiums ceded to reinsurers (note 3a and 3b)	(2,890)	(1,614)	(1,546)
Gross change in provision for unearned premiums (note 36e)	(125)	(8)	136
Reinsurers’ share of change in provision for unearned premiums (note 39ciii)	14	9	(2)
Net change in provision for unearned premiums	(111)	1	134
Net earned premiums	18,924	20,057	20,623
Fee and commission income
Fee income from investment contract business	922	459	465
Fund management fee income	342	320	347
Other fee income	310	344	294
Reinsurance commissions receivable	74	81	90
Other commission income	134	13	45
Net change in deferred revenue	15	13	38
	1,797	1,230	1,279
Total revenue	20,721	21,287	21,902
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	5,219	4,945	5,488
From AFS investments and financial instruments at amortised cost	49	36	75
	5,268	4,981	5,563
Dividend income	2,238	1,444	1,527
Other income from investments designated as trading
Realised gains/(losses)on disposals	1,264	208	(202)
Unrealised gains and losses (policy K)
Gains/(Losses) arising in the year	107	795	(67)
(Gains)/Losses recognised now realised	(1,264)	(208)	202
	(1,157)	587	135
	107	795	(67)
Other income from investments designated as other than trading
Realised gains on disposals	2,150	2,829	3,250
Unrealised gains and losses (see policy K)
Gains/(Losses) arising in the year	(6,279)	13,403	4,639
(Gains) recognised now realised	(2,150)	(2,829)	(3,250)
	(8,429)	10,574	1,389
	(6,279)	13,403	4,639
Realised gains and losses on AFS investments
Losses/(gains) recognised in prior periods as unrealised in equity	—	7	(1)

Net income from investment properties
Rent	590	521	647
Expenses relating to these properties	(52)	(42)	(42)
Realised (losses)/gains on disposal	120	49	(2)
Fair value gains on investment properties (note 17)	778	678	184
	1,436	1,206	787
Realised gains/(losses) on loans	(10)	(4)	—
Foreign exchange gains and losses on investments other than trading	176	146	109
Other investment expenses	(111)	(89)	(48)
Net investment income	2,825	21,889	12,509
Share of profit after tax of joint ventures (note 14)	162	129	140
Share of profit/(loss) after tax of associates (note 15a)	18	18	(20)
Share of profit after tax of joint ventures and associates	180	147	120
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates (note 2b)	2	174	115
Income from continuing operations	23,728	43,497	34,646
Income from discontinued operations	—	58	4,665
Total income	23,728	43,555	39,311

5 – Details of expenses

This note gives further detail on the items appearing in the expenses section of the consolidated income statement.

	2015 £m	2014 £m	2013 £m
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	12,443	10,085	11,899
Participating investment contracts	5,270	4,431	5,089
Non-participating investment contracts	368	27	61
Claims and benefits paid to policyholders on general insurance and health business	5,522	5,917	6,082
	23,603	20,460	23,131
Less: Claim recoveries from reinsurers
Insurance contracts	(1,563)	(933)	(975)
Participating investment contracts	(55)	(53)	(63)
Claims and benefits paid, net of recoveries from reinsurers	21,985	19,474	22,093
Change in insurance liabilities
Change in insurance liabilities (note 36)	(6,442)	5,890	(2,396)
Change in reinsurance asset for insurance provisions (note 36)	(239)	(320)	(97)
Change in insurance liabilities, net of reinsurance	(6,681)	5,570	(2,493)
Change in investment contract provisions
Investment income allocated to investment contracts	1,958	2,629	4,406
Other changes in provisions
Participating investment contracts (note 37)	1,270	3,218	2,244
Non-participating investment contracts	(2,957)	678	409
Change in reinsurance asset for investment contract provisions	1,216	(7)	(9)
Change in investment contract provisions	1,487	6,518	7,050
Change in unallocated divisible surplus (note 41)	(984)	3,364	(280)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,220	2,103	2,264
Change in deferred acquisition costs for insurance and participating investment contracts	(127)	(59)	184
Deferrable costs for non-participating investment contracts	30	63	82
Other acquisition costs	819	828	872
Change in deferred acquisition costs for non-participating investment contracts	(11)	38	(93)
Investment income attributable to unitholders	17	112	347
Reinsurance commissions and other fee and commission expense	399	304	319
	3,347	3,389	3,975
Other expenses
Other operating expenses
Staff costs	944	848	841
Central costs and sharesave schemes	181	132	150
Depreciation	24	19	31
Impairment of goodwill on subsidiaries (note 12)	22	—	48
Amortisation of acquired value of in-force business on insurance/investment contracts	496	37	45
Amortisation of intangible assets	131	76	73
Impairment of intangible assets	18	10	14
Integration and restructuring costs (see below)	379	140	363
Other expenses	764	773	701
	2,959	2,035	2,266
Impairments
Net impairment on loans	2	(9)	30
Net impairment on financial investments	—	1	2
Net impairment on receivables and other financial assets	3	5	—
Net impairment on non-financial assets	2	—	—
	7	(3)	32
Other net foreign exchange (gains)/losses	(182)	(53)	(78)
Finance costs (note 6)	618	540	609
Expenses from continuing operations	22,556	40,834	33,174
Expenses from discontinued operations	—	—	3,127
Total expenses	22,556	40,834	36,301

Integration and restructuring costs

Integration and restructuring costs were £379 million (2014: £140 million, 2013: £363 million), principally driven by transaction and integration activities in relation to the acquisition of Friends Life. In addition, expenses associated with the Solvency II programme were £82 million (2014: £94 million, 2013: £79 million).

6 – Finance costs

This note analyses the interest costs on our borrowings (which are described in note 45) and similar charges.

Finance costs comprise:

	2015 £m	2014 £m	2013 £m
Interest expense on core structural borrowings
Subordinated debt	335	289	305
Long-term senior debt	14	19	21
Commercial paper	1	2	2
	350	310	328
Interest expense on operational borrowings
Amounts owed to financial institutions	48	48	70
Securitised mortgage loan notes at fair value	84	87	89
	132	135	159
Interest on collateral received	13	18	20
Net finance charge on pension schemes (note 44(b)(i))	25	13	20
Unwind of discount on GI reserves	2	6	5
Extinguishment of debt	13	—	—
Other similar charges	83	58	77
Total finance costs from continuing operations	618	540	609
Total finance costs from discontinued operations	—	—	16
Total finance costs	618	540	625

7 – Employee information

This note shows where our staff are employed throughout the world, excluding staff employed by our joint ventures and associates.

Employee numbers

The number of persons employed by the Group, including directors under a service contract, was:

	At 31 December		Average for the year[1]
	2015 Number	Restated[2] 2014 Number	2013 Number	2015 Number	Restated[2] 2014 Number	2013 Number
United Kingdom & Ireland	16,222	14,144	14,886	16,695	14,333	16,751
France	4,161	4,082	4,134	4,122	4,135	4,177
Poland	1,677	1,380	1,260	1,706	1,342	1,230
Italy, Spain and Other	950	932	1,239	958	1,169	1,392
Canada	3,558	3,461	3,582	3,542	3,455	3,685
Asia	1,486	999	1,081	1,517	1,021	1,128
Aviva Investors	1,204	953	923	1,095	957	979
Other Group Activities	381	413	613	372	525	628
Employees in continuing operations	29,639	26,364	27,718	30,007	26,937	29,970
Employees in discontinued operations	—	—	—	—	—	1,552
Total employee numbers	29,639	26,364	27,718	30,007	26,937	31,522

1	Average employee numbers have been calculated using a monthly average that takes into account recruitment, leavers, transfers, acquisitions and disposals of businesses during the year.
2	Following a move of certain employees within the Group, to facilitate comparison the 2014 comparatives above have been restated as follows: 180 employees (at 31 December 2014) and 284 employees (average for 2014) previously reported within United Kingdom & Ireland have been reclassified to Other Group Activities. There is no impact on total employee numbers as a result of this restatement.

8 – Auditors’ remuneration

This note shows the total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to our principal auditors, PricewaterhouseCoopers LLP.

	2015 £m	2014 £m	2013 £m
Fees payable to PwC LLP and its associates for the statutory audit of the Aviva Group and Company financial statements	3.8	2.5	2.4
Fees payable to PwC LLP and its associates for other services Audit of Group subsidiaries	12.4	9.8	10.1
Additional fees related to the prior year audit of Group subsidiaries	0.5	0.1	0.7
Total audit fees	16.7	12.4	13.2
Audit related assurance	2.6	2.3	2.2
Other assurance services	13.3	9.8	6.1
Total audit and assurance fees	32.6	24.5	21.5
Tax compliance services	0.1	0.1	0.1
Tax advisory services	0.1	0.1	0.1
Services relating to corporate finance transactions	0.2	—	0.1
Other non audit services not covered above	1.5	1.5	1.1
Fees payable to PwC LLP and its associates for services to Group companies	34.5	26.2	22.9
Discontinued operations
Fees payable to PwC LLP and its associates for audit of Group subsidiaries	—	—	1.2
Fees payable to PwC LLP and its associates for other non-audit services to Group subsidiaries	—	—	0.1
Total fees payable to Pwc LLP and its associates for services to Group companies	34.5	26.2	24.2

The table above reflects the disclosure requirements of SI2011/2198 – The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

In addition to the fees shown above, during 2015 the Group paid PwC £0.2 million (2014: £0.2 million; 2013: £0.2 million) in relation to the audit of Group occupational pension schemes.

Fees payable for the audit of the Group’s subsidiaries include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by the principal auditors in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Total audit fees (excluding additional fees relating to the prior year audits of Group subsidiaries), audit-related assurance fees and fees for the audit of the Group’s MCEV reporting were £20.2 million (2014: £15.8 million; 2013: £15.8 million). The main driver of the increase is the audit fee in respect of the acquired Friends Life subsidiaries. The fee also includes £1.1 million in respect of the audit work relating to the acquisition balance sheet.

Audit related assurance comprises services in relation to statutory and regulatory filings. These include audit services for the audit of regulatory returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for other assurance services comprise non-statutory assurance work which is customarily performed by the external auditor, including the audit of the Group’s MCEV reporting. Although embedded value is a key management reporting basis and our disclosures are audited, the relevant fees are not classified as being for statutory audit.

Other assurance services in 2015 of £13.3 million (2014: £9.8 million; 2013: £6.1 million) includes fees relating to the audit of the Group’s MCEV reporting of £1.4 million (2014: £1.2 million; 2013: £1.1 million) and £11.6 million (2014: £6.4 million; 2013: £1.5 million) associated with assurance services related to Solvency II implementation. Solvency II implementation is a major project requiring substantial model validation assurance that the Company believes is most appropriately performed by the principal auditors. In view of the significance and scale of this work, the Audit Committee specifically assessed the suitability of PwC to provide this service.

The 2015 fees for other non-audit services of £1.5 million includes £0.3 million relating to a controls review, £0.3 million relating to a regulatory advice engagement and £0.9 million for a number of other, individually smaller services.

Details of the Group’s process for safeguarding and supporting the independence and objectivity of the external auditors are given in the Audit Committee report.

9 – Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged to the income statement

(i) The total tax charge comprises:

Continuing operations	2015 £m	2014 £m	2013 £m
Current tax
For the year	500	680	517
Prior period adjustments	(68)	12	13
Total current tax	432	692	530
Deferred tax
Origination and reversal of temporary differences	(227)	315	63
Changes in tax rates or tax laws	(82)	(17)	(13)
Write (back)/down of deferred tax assets	(30)	(7)	14
Total deferred tax from continuing operations	(339)	291	64
Total tax charged to income statement from continuing operations	93	983	594
Total tax charged to income statement from discontinued operations	—	—	265
Total tax charged to income statement	93	983	859

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholder returns included in the charge above is £218 million (2014: charge of £382 million; 2013: charge of £191 million).

(iii) The tax charge above, comprising current and deferred tax, can be analysed as follows:

	2015 £m	2014 £m	2013 £m
UK tax	(294)	462	76
Overseas tax	387	521	783
	93	983	859

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £5 million and £30 million (2014: £5 million and £nil; 2013: £3 million and £57 million), respectively.

(v) Deferred tax (credited)/charged to the income statement represents movements on the following items:

	2015 £m	2014 £m	2013 £m
Long-term business technical provisions and other insurance items	517	(1,209)	(24)
Deferred acquisition costs	(46)	34	(90)
Unrealised gains/(losses) on investments	(847)	1,254	145
Pensions and other post-retirement obligations	(4)	7	6
Unused losses and tax credits	34	32	112
Subsidiaries, associates and joint ventures	4	5	(2)
Intangibles and additional value of in-force long-term business	(149)	(7)	(6)
Provisions and other temporary differences	152	175	(77)
Deferred tax (credited)/charged to income statement from continuing operations	(339)	291	64
Deferred tax charged to income statement from discontinued operations	—	—	187
Total deferred tax (credited)/charged to income statement	(339)	291	251

(b) Tax (credited)/charged to other comprehensive income

(i) The total tax (credit)/charge comprises:

	2015 £m	2014 £m	2013 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(44)	(77)	(15)
In respect of foreign exchange movements	(7)	(12)	6
	(51)	(89)	(9)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(49)	424	(110)
In respect of unrealised (losses)/gains on investments	(6)	21	8
	(55)	445	(102)
Tax (credited)/charged to other comprehensive income arising from continuing operations	(106)	356	(111)
Tax credited to other comprehensive income arising from discontinued operations	—	—	(169)
Total tax (credited)/charged to other comprehensive income	(106)	356	(280)

(ii) The tax charge attributable to policyholders’ returns included above is £nil (2014: £nil; 2013: £nil).

9 – Tax continued

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £15 million (2014: £19 million; 2013 £52 million). Of this £15 million (2014: £19 million; 2013: £22 million) is in respect of coupon payments on the direct capital instrument and tier 1 notes. In 2013, £30 million related to the currency translation reserve recycled to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation

The tax on the Group’s profit(/loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2015 £m	Shareholder £m	Policyholder £m	2014 £m	Shareholder £m	Policyholder £m	2013 £m
Total profit/(loss) before tax	1,390	(218)	1,172	2,339	382	2,721	2,819	191	3,010
Tax calculated at standard UK corporation tax rate of 20.25% (2014: 21.5%; 2013: 23.25%)	281	(44)	237	503	82	585	656	44	700
Reconciling items
Different basis of tax – policyholders	—	(174)	(174)	—	302	302	—	147	147
Adjustment to tax charge in respect of prior periods	(46)	—	(46)	(36)	—	(36)	(18)	—	(18)
Non-assessable income and items not taxed at the full statutory rate	19	—	19	(22)	—	(22)	(54)	—	(54)
Non-taxable loss/(profit) on sale of subsidiaries and associates	1	—	1	(31)	—	(31)	(154)	—	(154)
Disallowable expenses	67	—	67	76	—	76	98	—	98
Different local basis of tax on overseas profits	126	—	126	138	(2)	136	184	—	184
Change in future local statutory tax rates	(82)	—	(82)	(17)	—	(17)	(9)	—	(9)
Movement in deferred tax not recognised	(52)	—	(52)	3	—	3	(21)	—	(21)
Tax effect of profit from joint ventures and associates	(6)	—	(6)	(4)	—	(4)	(10)	—	(10)
Other	3	—	3	(9)	—	(9)	(4)	—	(4)
Total tax charged/(credited) to income statement	311	(218)	93	601	382	983	668	191	859

The (credit)/charge attributable to policyholder returns is removed from the Group’s total profit before tax in arriving at the Group’s profit before tax attributable to shareholders’ profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group’s pre-tax profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax (credit)/charge and the impact of this item in the tax reconciliation can be explained as follows:

	2015 £m	2014 £m	2013 £m
Tax attributable to policyholder returns	(218)	382	191
UK corporation tax at a rate of 20.25% (2014: 21.5%; 2013: 23.25%) in respect of the policyholder tax deduction	44	(82)	(44)
Different local basis of tax of overseas profits	—	2	—
Different basis of tax - policyholders per tax reconciliation	(174)	302	147

UK legislation was substantively enacted in July 2013 to reduce the main rate of corporation tax from 21% to 20% from 1 April 2015, resulting in an effective rate for the year ended 31 December 2015 of 20.25%.

As legislated in Finance (No 2) Act 2015, which was substantively enacted on 26 October 2015, the UK corporation tax rate will reduce further to 19% from 1 April 2017 and to 18% from 1 April 2020. The reductions in rate from 20% to 19% and then to 18% have been used in the calculation of the UK’s deferred tax assets and liabilities as at 31 December 2015. In addition, the calculation of deferred tax assets and liabilities in France and Italy reflect the reduction in corporation tax rates from 38% to 34.43% (effective 1 January 2016) and from 34.3% to 30.8% (effective 1 January 2017) respectively. The effect of the reduction in the future corporation tax rates in the UK, France and Italy on the Group’s net deferred tax liabilities is £120 million, comprising an £82 million credit included in the income statement and a £38 million credit included in the statement of comprehensive income.

On 16 March 2016, the UK Government announced that the rate of corporation tax will be 17% from 1 April 2020. A 1% reduction in the tax rate applied to the UK deferred tax liability at 31 December 2015 would reduce the liability by approximately £35 million.

The UK Government also announced changes to the legislation governing the use of brought forward losses. The proposals would restrict to 50% the amount of profits that can be offset by carried forward losses. The impact on the recognition of the Group’s deferred tax assets will be assessed when details of the proposed legislation are known.

10 – Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i) The profit attributable to ordinary shareholders is:

Continuing operations	2015 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders’ profits	1,390	2,281	1,281
Tax attributable to shareholders’ profit	(311)	(601)	(403)
Profit for the year	1,079	1,680	878
Amount attributable to non-controlling interests	(161)	(169)	(143)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax)	(57)	(69)	(70)
Profit attributable to ordinary shareholders from continuing operations	844	1,425	648
Profit attributable to ordinary shareholders from discontinued operations	—	58	1,273
Profit attributable to ordinary shareholders	844	1,483	1,921

(ii) Basic earnings per share is calculated as follows:

			2015			2014			2013
	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI[1] £m	Per share p
Profit attributable to ordinary shareholders from continuing operations	1,390	844	22.6	2,281	1,425	48.4	1,281	648	22.0
Profit attributable to ordinary shareholders from discontinued operations	—	—	—	58	58	2.0	1,538	1,273	43.3
Profit attributable to ordinary shareholders	1,390	844	22.6	2,339	1,483	50.4	2,819	1,921	65.3
1	DCI includes the direct capital instrument and tier 1 notes

(iii) The calculation of basic earnings per share uses a weighted average of 3,741 million (2014: 2,943 million; 2013: 2,940 million) ordinary shares in issues, after deducting treasury shares. The actual number of shares in issue at 31 December 2015 was 4,048 million (2014: 2,950 million; 2013: 2,947 million) and 4,042 million (2014: 2,948 million; 2013: 2,938 million) excluding treasury shares.

(b) Diluted earnings per share

(i) Diluted earnings per share is calculated as follows:

			2015			2014			2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	844	3,741	22.6	1,425	2,943	48.4	648	2,940	22.0
Dilutive effect of share awards and options	—	39	(0.3)	—	44	(0.7)	—	39	(0.2)
Diluted earnings per share from continuing operations	844	3,780	22.3	1,425	2,987	47.7	648	2,979	21.8
Profit attributable to ordinary shareholders	—	3,741	—	58	2,943	2.0	1,273	2,940	43.3
Dilutive effect of share awards and options	—	39	—	—	44	(0.1)	—	39	(0.6)
Diluted earnings per share from discontinued operations	—	3,780	—	58	2,987	1.9	1,273	2,979	42.7
Diluted earnings per share	844	3,780	22.3	1,483	2,987	49.6	1,921	2,979	64.5

11 – Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2015 £m	2014 £m	2013 £m
Ordinary dividends declared and charged to equity in the year
Final 2014 – 12.25 pence per share, paid on 15 May 2015	362	—	—
Final 2013 – 9.40 pence per share, paid on 16 May 2014	—	277	—
Final 2012 – 9.00 pence per share, paid on 17 May 2013	—	—	264
Interim 2015 – 6.75 pence per share, paid on 17 November 2015	273	—	—
Interim 2014 – 5.85 pence per share, paid on 17 November 2014	—	172	—
Interim 2013 – 5.60 pence per share, paid on 15 November 2013	—	—	165
	635	449	429
Dividends waived/unclaimed returned to the Company	—	(3)	—
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on the direct capital instruments and tier 1 notes	72	88	92
	724	551	538

Subsequent to 31 December 2015, the directors proposed a final dividend for 2015 of 14.05 pence per ordinary share (2014: 12.25 pence; 2013: 9.40 pence), amounting to £569 million (2014: £362 million; 2013: £277 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2016 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2016.

Interest on the direct capital instrument and tier 1 notes is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 20.25% (2014: 21.50%; 2013: 23.25%).

12 – Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2015 £m	2014 £m
Gross amount
At 1 January	1,503	1,770
Acquisitions and additions	694	3
Disposals	—	(191)
Movements in contingent consideration	—	(39)
Foreign exchange rate movements	(27)	(40)
At 31 December	2,170	1,503
Accumulated impairment
At 1 January	(201)	(290)
Impairment losses charged to expenses	(22)	—
Disposals	—	73
Foreign exchange rate movements	8	16
At 31 December	(215)	(201)
Carrying amount at 1 January	1,302	1,480
Carrying amount at 31 December	1,955	1,302

Goodwill from acquisitions and additions primarily arose on the acquisition of Friends Life (£671 million), a network of independent financial advisors in Poland (£15 million) and a property fund in France (£5 million).

The total impairment of goodwill in subsidiaries, joint ventures and associates is a charge of £22 million as management determined that goodwill in subsidiaries of £13 million in Hong Kong and £9 million in Italy was impaired. Impairment tests on goodwill were conducted as described in note 12(b).

Movements in contingent consideration in 2014 relate to contingent consideration received in respect of acquisitions of subsidiaries made prior to 1 January 2010.

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 13)			Total
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
United Kingdom - long-term business	663	—	—	—	663	—
United Kingdom - general insurance and health	924	924	—	—	924	924
Ireland - general insurance and health	102	107	—	—	102	107
France - long-term business	5	—	46	48	51	48
Poland	23	8	6	—	29	8
Italy - long-term business	7	14	—	—	7	14
Italy - general insurance and health	24	28	—	—	24	28
Spain - long-term business	141	148	—	—	141	148
Canada	21	23	—	—	21	23
Asia	45	50	—	—	45	50
	1,955	1,302	52	48	2,007	1,350

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

12 – Goodwill continued

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

Key Assumptions

	Embedded value basis		Future new business profits growth rate		Future new business profits discount rate
	2015	2014	2015%	2014%	2015%	2014%
Italy long-term business	MCEV	MCEV	1.3	2.0	8.1	8.4
Spain long-term business	MCEV	MCEV	1.5	1.5	10.0	10.0

For the goodwill in the UK Life long-term business that arose on the Friends Life acquisition, the embedded value of the business was sufficient to demonstrate goodwill recoverability on its own. Therefore it was not necessary to estimate the present value of expected profits from future new business.

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

Future profits are discounted using a risk adjusted discount rate.

Key assumptions

	Extrapolated future profits growth rate		Future profits discount rate
	2015%	2014%	2015%	2014%
United Kingdom general insurance and health	1.3	1.3	6.4	6.7
Ireland general insurance and health	1.3 – 2.5	1.3	6.1	5.9
Italy general insurance and health	1.3	2.0	6.5 – 7.8	6.8 – 7.9

France – indefinite life intangible asset

The recoverable amount of the indefinite life intangible asset has been assessed based on the fair value less costs to sell of the cash generating unit to which it relates. The fair value less costs to sell was determined based on the quoted market value of Aviva’s share of the subsidiary to which it relates.

Results of impairment testing

The goodwill associated with the Italian long-term and general insurance cash generating units was reviewed in the first half of the year due to prevailing economic conditions in Italy. As a result of revised estimates, management concluded that the goodwill was no longer fully recoverable. Impairments of £6 million and £3 million were recognised in the Italian long-term and general insurance cash generating units respectively reducing the carrying values to their recoverable amounts. Subsequently, management reviewed the goodwill at 31 December 2015 and concluded that no further impairment was required as the recoverable amount exceeded the carrying amount.

The goodwill of £13 million associated with Hong Kong was fully impaired in the first half of the year as management concluded that goodwill was no longer recoverable based on revised estimates.

Other than the cash generating units noted above, the recoverable amount exceeds the carrying value of the cash generating units including goodwill. Furthermore, a reasonably possible change in assumptions would not cause the carrying amount to exceed its recoverable amount.

13 – Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost, amortisation and impairment of the acquired value of in-force business and intangible assets during the year.

	AVIF on insurance contracts[1] (a) £m	AVIF on investment contracts[2] (a) £m	Other intangible assets with finite useful lives (b) £m	Intangible assets with indefinite useful lives (c) £m	Total £m
Gross amount
At 1 January 2014	562	140	1,378	118	2,198
Additions	—	—	161	—	161
Disposals	(70)	(21)	(67)	—	(158)
Foreign exchange rate movements	(27)	(1)	(51)	(8)	(87)
At 31 December 2014	465	118	1,421	110	2,114
Additions	2,205	2,585	596	6	5,392
Disposals	(21)	—	(20)	—	(41)
Foreign exchange rate movements	(18)	—	(49)	(5)	(72)
At 31 December 2015	2,631	2,703	1,948	111	7,393
Accumulated amortisation
At 1 January 2014	(383)	(78)	(433)	—	(894)
Amortisation for the year	(32)	(5)	(76)	—	(113)
Disposals	30	21	34	—	85
Foreign exchange rate movements	22	1	7	—	30
At 31 December 2014	(363)	(61)	(468)	—	(892)
Amortisation for the year	(259)	(237)	(131)	—	(627)
Disposals	21	—	13	—	34
Foreign exchange rate movements	15	—	12	—	27
At 31 December 2015	(586)	(298)	(574)	—	(1,458)
Accumulated Impairment
At 1 January 2014	(85)	(24)	(61)	(66)	(236)
Impairment losses charged to expenses	—	—	(10)	—	(10)
Disposals	40	—	6	—	46
Foreign exchange rate movements	2	—	—	4	6
At 31 December 2014	(43)	(24)	(65)	(62)	(194)
Impairment losses charged to expenses	—	—	(18)	—	(18)
Disposals	—	—	5	—	5
Foreign exchange rate movements	—	—	—	3	3
At 31 December 2015	(43)	(24)	(78)	(59)	(204)
Carrying amount
At 1 January 2014	94	38	884	52	1,068
At 31 December 2014	59	33	888	48	1,028
At 31 December 2015	2,002	2,381	1,296	52	5,731
1	On insurance and participating investment contracts.
2	On non-participating investment contracts.
(a)	Additions relate to the acquisition of Friends Life. AVIF on insurance and investment contracts is generally recoverable in more than one year. Of the total AVIF of £4,383 million (£2,002 million on insurance contracts, £2,381 million on investment contracts), £3,962 million is expected to be recovered more than one year after the statement of financial position date.

Non-participating investment contract AVIF is reviewed for evidence of impairment, consistent with reviews conducted for other finite life intangible assets. Insurance and participating investment contract AVIF is reviewed for impairment at each reporting date as part of the liability adequacy requirements of IFRS 4. AVIF is reviewed for evidence of impairment and impairment tested at product portfolio level by reference to the value of future profits. No impairment charges for AVIF were recognised in the year.

(b)	Other intangible assets with finite useful lives consist mainly of the value of bancassurance and other distribution agreements and capitalised software.

Additions of intangibles with finite lives primarily relate to distribution agreements and customer lists acquired as part of Friends Life and capitalised software in the UK and Canadian general insurance businesses.

Disposals primarily comprise the derecognition of exhausted assets which are fully amortised or impaired with nil carrying value.

Impairment losses on intangible assets with finite lives of £18 million arose from impairments of capitalised software in the UK long-term business and Aviva Investors.

(c)	Intangible assets with indefinite useful lives primarily comprise the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification. Impairment testing of these intangible assets is covered in note 12(b).

14 – Interests in, and loans to, joint ventures

In several businesses, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount and details of joint ventures

(i) The movements in the carrying amount comprised:

				2015				2014
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	87	980	73	1,140	60	1,145	24	1,229
Share of results before tax	—	174	—	174	—	138	—	138
Share of tax	—	(4)	—	(4)	—	(3)	—	(3)
Share of results after tax	—	170	—	170	—	135	—	135
Amortisation of intangibles[1]	(8)	—	—	(8)	(6)	—	—	(6)
Share of (loss)/profit after tax	(8)	170	—	162	(6)	135	—	129
Reclassification (to)/from subsidiary	—	(1)	—	(1)	43	21	—	64
Reclassification from associate	—	9	—	9	—	—	—	—
Additions	21	587	21	629	—	7	73	80
Disposals	—	(292)	—	(292)	—	(311)	—	(311)
Reduction in Group interest	(1)	(1)	—	(2)	(10)	(26)	—	(36)
Share of gains/(losses) taken to other comprehensive income	—	(14)	—	(14)	—	22	—	22
Loans repaid	—	—	—	—	—	—	(25)	(25)
Dividends received from joint ventures	—	(28)	—	(28)	—	(22)	—	(22)
Foreign exchange rate movements	(9)	(4)	—	(13)	—	9	1	10
At 31 December	90	1,406	94	1,590	87	980	73	1,140
1	Comprises amortisation of AVIF on insurance contracts of £2 million (2014: £3 million) and other intangibles of £6 million (2014: £3 million).

Additions and disposals primarily relate to the Group’s holdings in property management undertakings.

The Group also increased its holdings in two Polish operations from 34% to 51%, as a result of which the entities have been reclassified from associates to joint ventures reflecting the Group’s joint control. This transaction gave rise to £21 million of additions to goodwill and intangibles.

Reduction in Group interest in 2015 relates to the sale of a 1.28% share in our life operations in Turkey AvivaSA Emeklilik ve Hayat A.S.

The Group’s share of total comprehensive income related to joint venture entities is £148 million (2014: £151 million; 2013: £103 million).

(ii) The carrying amount at 31 December comprised:

				2015				2014
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,097	94	1,191	—	692	73	765
Long-term business undertakings	77	288	—	365	87	278	—	365
General insurance and health undertakings	13	21	—	34	—	10	—	10
Total	90	1,406	94	1,590	87	980	73	1,140

The property management undertakings perform property ownership and management activities, and are incorporated and operate in the UK. All such investments are held by subsidiary entities. The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

The long-term business undertakings perform life insurance activities. All investments in such undertakings are unlisted with the exception of Aviva SA Emklilik ve Hayat A.S. which has issued publicly a minority portion of shares. All investments in such undertakings are held by subsidiaries, except for the shares in the Chinese joint venture, Aviva-COFCO Life Insurance Co. Limited, which are held by Aviva plc. The Group’s share of net assets of that company is £214 million (2014: £208 million) and has a fair value of £322 million (2014: £208 million).

The investment in general insurance and health undertakings relates to the health insurance operations in our Indonesian joint venture and the general insurance operations in our Polish joint venture.

14 – Interests in, and loans to, joint ventures continued

(iii) No joint ventures are considered to be material from a Group perspective (2014: none). The Group’s principal joint ventures are as follows:

			Proportion of ownership interest
Name	Nature of activities	Principal place of business	2015	2014
Airport Property Partnership	Property management	UK	50.00%	50.00%
Ascot Real Estate Property LP	Property management	UK	50.00%	—
2-10 Mortimer Limited Partnership	Property management	UK	50.00%	45.54%
BZ WBK-Aviva Towarzystwo Ubezpieczen Ogolnych SA1	General insurance	Poland	51.00%	34.00%
BZ WBK-Aviva Towarzystwo Ubezpieczen na Zycie SA1	Life insurance	Poland	51.00%	34.00%
Aviva-COFCO Life Insurance Co. Ltd	Life insurance	China	50.00%	50.00%
PT Astra Aviva Life	Life and Health insurance	Indonesia	50.00%	50.00%
First-Aviva Life Insurance Co. Ltd	Life insurance	Taiwan	49.00%	49.00%
AvivaSA Emeklilik ve Hayat A.S	Life insurance	Turkey	40.00%	41.28%
Vietinbank Aviva Life Insurance Co. Ltd	Life insurance	Vietnam	50.00%	50.00%
1	During 2015, the Group increased its interest in Poland and the associate holdings were reclassified to joint ventures reflecting the Group’s joint control.

The Group has one joint venture whose non-controlling interest (NCI) is material on the basis of their share of profit/(loss), as follows:

	Proportion of ownership interests held by NCI			Proportion of voting rights held by NCI			Profit/(loss) allocated to NCI			Accumulated NCI
	2015	2014	2013	2015	2014	2013	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Airport Property Partnership	50%	50%	50%	50%	50%	50%	77	53	11	324	258	212

(iv) The joint ventures have no significant contingent liabilities to which the Group is exposed. The Group has commitments to provide funding to property management joint ventures of £47 million (2014: £70 million).

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

The recoverable amount of long-term business undertakings is the value in use of the joint venture. This is calculated according to the methodology for the calculation of the value in use of long-term business cash generating units for the impairment testing of goodwill, as set out in note 12(b).

The recoverable amount of property management undertakings is the fair value less costs to sell of the joint venture, measured in accordance with the Group’s accounting policy for Investment Property (see accounting policy Q).

There is no impairment in the goodwill and intangible amounts within the joint ventures.

15 – Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount and details of associates

(i) The movements in the carrying amount comprised:

				2015				2014
	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January	—	404	—	404	—	262	5	267
Share of results before tax	—	18	—	18	—	44	—	44
Share of tax	—	—	—	—	—	(2)	—	(2)
Share of results after tax	—	18	—	18	—	42	—	42
Impairment	—	—	—	—	(24)	—	—	(24)
Share of results after tax	—	18	—	18	(24)	42	—	18
Acquisitions	—	4	—	4	—	—	—	—
Additions	26	6	—	32	24	34	—	58
Loans repaid by associate	—	—	—	—	—	—	(8)	(8)
Reduction in Group interest	—	(94)	—	(94)	—	(43)	—	(43)
Reclassification from subsidiary	—	—	—	—	—	125	—	125
Reclassification from investment	—	—	—	—	—	25	—	25
Reclassification to joint venture	—	(9)	—	(9)	—	—	—	—
Dividends received from associate	—	(17)	—	(17)	—	(30)	—	(30)
Foreign exchange rate movements	—	(9)	—	(9)	—	(11)	3	(8)
Movements in carrying amount	26	(101)	—	(75)	—	142	(5)	137
At 31 December	26	303	—	329	—	404	—	404

b) Impairment testing

The addition of goodwill relates to Aviva Life Insurance Company India Limited (‘Aviva India‘). There is no impairment of goodwill in 2015 (2014: £24 million; 2013: £29 million).

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

Reclassification to joint venture relates to the increase in the Group’s interest in Poland from an associate.

The Group’s share of total comprehensive income related to associates is £18 million (2014: income of £18 million; 2013: loss of £20 million).

(i) No associates are considered to be material from a Group perspective (2014: none). All investments in principal associates are held by subsidiaries. The Group’s principal associates are as follows:

			Proportion of ownership interest
Name	Nature of activities	Principal place of business	2015	2014
Aviva Life Insurance Company India	Life insurance	India	26.00%	26.00%
SCPI Ufifrance Immobilier	Property Management	France	20.40%	20.40%
AI UK Commerical Real Estate Debt Fund	Property Management	UK	20.72%	26.33%
Encore+[1]	Property Management	UK	10.19%	10.82%
1	The Group has significant influence over Encore+ and it is therefore accounted for as an associate.

(ii) The associates have no significant contingent liabilities to which the Group is exposed. The Group has commitments to provide funding to property management associates of £15 million (2014: £21 million).

In certain jurisdictions the ability of associates to transfer funds in the form of cash dividends or to repay loans and advances made by the Group is subject to local corporate or insurance laws and regulations and solvency requirements.

16 – Property and equipment

This note analyses our property and equipment, which are primarily properties occupied by Group companies.

	Properties under construction £m	Owner- occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2014	8	258	3	596	166	1,031
Additions	—	100	—	9	7	116
Disposals	(13)	(4)	—	(39)	(5)	(61)
Transfers to investment property (note 17)	—	—	—	—	—	—
Fair value gains	5	4	—	—	—	9
Foreign exchange rate movements	—	(15)	—	(3)	(9)	(27)
At 31 December 2014	—	343	3	563	159	1,068
Additions	3	53	—	8	30	94
Disposals[1]	—	(51)	—	(300)	(2)	(353)
Transfers (to)/from investment property (note 17)	—	(13)	—	—	55	42
Fair value gains	—	39	—	—	—	39
Foreign exchange rate movements	—	(11)	—	(4)	(6)	(21)
At 31 December 2015	3	360	3	267	236	869
Depreciation and impairment
At 1 January 2014	—	(1)	(2)	(569)	(146)	(718)
Charge for the year	—	—	—	(13)	(6)	(19)
Disposals	—	—	—	37	5	42
Impairment charge	—	(26)	—	—	—	(26)
Foreign exchange rate movements	—	—	—	5	5	10
At 31 December 2014	—	(27)	(2)	(540)	(142)	(711)
Charge for the year	—	—	—	(11)	(13)	(24)
Disposals[1]	—	4	—	300	2	306
Impairment charge	—	—	—	—	—	—
Foreign exchange rate movements	—	—	—	3	6	9
At 31 December 2015	—	(23)	(2)	(248)	(147)	(420)

Carrying amount
At 31 December 2014	—	316	1	23	17	357
At 31 December 2015	3	337	1	19	89	449

1 Disposals of computer equipment primarily comprise exhausted assets within Aviva Corporate Services.

Total net fair value gains of £39 million on owner occupied properties consist of £27 million gains (2014: £7 million gains) which have been taken to other comprehensive income, £13 million reversal of losses taken to the income statement in previous years and £1 million of losses in the year (2014: £3 million losses) which have been taken to the income statement.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers. These values are assessed in accordance with the relevant parts of the current Royal Institute of Chartered Surveyors Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment is in accordance with UK Valuations Standards (‘Red book’), and is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably and without compulsion, on the basis of the highest and best use of asset that is physically possible, legally permissible and financially feasible. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

Similar considerations apply to properties under construction, where an estimate is made of valuation when complete, adjusted for anticipated costs to completion, profit and risk, reflecting market conditions at the valuation date.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £361 million (2014: £329 million).

The Group has no material finance leases for property and equipment.

17 – Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

			2015			2014
	Freehold £m	Leasehold £m	Total £m	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January	7,521	1,404	8,925	8,207	1,244	9,451
Additions[1]	2,813	685	3,498	606	56	662
Capitalised expenditure on existing properties	94	22	116	57	6	63
Fair value gains/(losses)	638	140	778	545	133	678
Disposals	(1,549)	(318)	(1,867)	(1,733)	(29)	(1,762)
Transfers (to)/from property and equipment (note 16)	(42)	—	(42)	—	—	—
Foreign exchange rate movements	(103)	(4)	(107)	(161)	(6)	(167)
At 31 December	9,372	1,929	11,301	7,521	1,404	8,925
1	Additions include investment property bought as part of the acquisition of Friends Life in 2015.

Please refer to note 18 ‘Fair value methodology’ for further information on the fair value measurement and valuation techniques of investment property.

The fair value of investment properties leased to third parties under operating leases at 31 December 2015 was £11,149 million (2014: £8,828 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 49(b)(i).

18 – Fair value methodology

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

18 – Fair value methodology continued

The majority of the Group’s assets and liabilities measured at fair value are based on quoted market information or observable market data. 16.1% of assets and 4.2% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Changes to valuation techniques

There were no changes in the valuation techniques during the year compared to those described in the 2014 annual consolidated financial statements, other than those noted below.

(c) Comparison of the carrying amount and fair values of financial instruments

Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities. These amounts may differ where the asset or liability is carried on a measurement basis other than fair value, e.g. amortised cost.

		2015		2014
	Fair value	Carrying amount	Fair value	Carrying amount
	£m	£m	£m	£m
Financial assets
Loans[1] (note 19(a))	22,307	22,433	25,135	25,260
Financial Investments (note 22(b))	274,217	274,217	202,638	202,638
Fixed maturity securities	162,964	162,964	131,661	131,661
Equity securities	63,558	63,558	35,619	35,619
Other investments (including derivatives)	47,695	47,695	35,358	35,358

Financial liabilities
Non-participating investment contracts (note 37(a))	103,125	103,125	50,013	50,013
Net asset value attributable to unitholders	11,415	11,415	9,482	9,482
Borrowings[1] (note 45(a))	9,091	8,770	8,080	7,378
Derivative liabilities (note 54(b))	3,881	3,881	3,481	3,481
1	Within the fair value total, the estimated fair value has been provided for the portion of loans and borrowings that are carried at amortised cost as disclosed in note 18 (h).

Fair value of the following assets and liabilities approximate to their carrying amounts:

•	Receivables
•	Cash and cash equivalents
•	Payables and other financial liabilities

(d) Fair value hierarchy analysis

An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below.

	Fair value hierarchy
	Level 1	Level 2	Level 3	Sub-total fair value	Amortised cost	Total carrying value
2015	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Investment Property (note 17)	—	—	11,301	11,301	—	11,301
Loans (note 19(a))	—	950	18,129	19,079	3,354	22,433
Financial investments measured at fair value (note 22(b))
Fixed maturity securities	89,158	59,203	14,603	162,964	—	162,964
Equity securities	62,622	—	936	63,558	—	63,558
Other investments (including derivatives)	39,485	4,057	4,153	47,695	—	47,695
Total	191,265	64,210	49,122	304,597	3,354	307,951
Financial liabilities measured at fair value
Non-participating investment contracts[1] (note 37(a))	99,459	245	3,421	103,125	—	103,125
Net asset value attributable to unit holders	11,393	—	22	11,415	—	11,415
Borrowings (note 45(a))	—	781	527	1,308	7,462	8,770
Derivative liabilities (note 54(b))	304	2,484	1,093	3,881	—	3,881
Total	111,156	3,510	5,063	119,729	7,462	127,191
1	In addition to the balances in this table, included within Reinsurance assets in the Statement of financial position and note 39 are £13,967 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

18 – Fair value methodology continued

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
2015	£m	£m	£m	£m
Non-recurring fair value measurement[1]
Properties occupied by group companies	—	—	337	337
Total	—	—	337	337
1	Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers in line with the Group’s policy. Further details on the valuation of these properties can be found in note 16.

	Fair value hierarchy
	Level 1	Level 2	Level 3	Sub-total fair value	Amortised cost	Total carrying value
2014	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Investment Property (note 17)	—	—	8,925	8,925	—	8,925
Loans (note 19(a))	—	3,895	17,000	20,895	4,365	25,260
Financial investments measured at fair value (note 22(b))
Fixed maturity securities	75,078	45,274	11,309	131,661	—	131,661
Equity securities	35,460	—	159	35,619	—	35,619
Other investments (including derivatives)	25,139	7,153	3,066	35,358	—	35,358
Total	135,677	56,322	40,459	232,458	4,365	236,823
Financial liabilities measured at fair value
Non-participating investment contracts[1] (note 37(a))	49,791	222	—	50,013	—	50,013
Net asset value attributable to unit holders	9,463	—	19	9,482	—	9,482
Borrowings (note 45(a))	—	812	560	1,372	6,006	7,378
Derivative liabilities (note 54(b))	180	2,310	991	3,481	—	3,481
Total	59,434	3,344	1,570	64,348	6,006	70,354
1	In addition to the balances in this table, included within Reinsurance assets in the Statement of financial position and note 39 are £2,533 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as level 1 assets.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
2014	£m	£m	£m	£m
Non-recurring fair value measurement[1]
Properties occupied by group companies	—	—	316	316
Total	—	—	316	316
1	Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

(e) Transfers between levels of the fair value hierarchy

For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period.

Transfers between Level 1 and Level 2

For the year ended 31 December 2015, changes in the level of market activity for certain investments funds have resulted in transfers of financial assets from Level 1 to Level 2 of £0.1 billion and transfers from Level 2 to Level 1 of approximately £20 million.

Transfer to/from Level 3

Transfers out of Level 3 of £0.6 billion relate principally to debt securities held by our businesses in the UK and France which were transferred to Level 2 as observable inputs became available.

Transfers of assets into Level 3 of £4.3 billion included:

•	£2.9 billion of Primary Healthcare, Private Finance Initiative (PFI) and infrastructure loans. During the year, these loans were valued using a Portfolio Credit Risk Model in place of the previous discounted cash flow model. As the liquidity premium input in this model has been deemed to be non-market observable and significant, the loans have been classified as Level 3 and transferred from Level 2.
•	£0.9 billion of debt securities held in the UK and £0.3 billion held in France were transferred from Level 2 due to the unavailability of significant observable market data or sufficiently significant differences between the valuation provided by the counterparty and broker quotes and the validation models.
•	The remaining £0.2 billion relate to assets transferred into Level 3 from Level 1 and Level 2 as observable prices are no available longer available.

Transfers of liabilities into and out of Level 3 (£(62) million and £13 million respectively) relate to non-participating investment contract liabilities where the underlying assets have been transferred due to a change in the observability of the inputs.

18 – Fair value methodology continued

(f) Valuation approach for fair value assets and liabilities classified as Level 2

Please see note 18(a) for a description of typical Level 2 inputs.

Debt securities, in line with market practice, are generally valued using an independent pricing service. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis. Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied. When prices are not available from pricing services, quotes are sourced from brokers.

Over the counter derivatives are valued using broker quotes or models such as option pricing models, simulation models or a combination of models. The inputs for these models include a range of factors which are deemed to be observable, including current market and contractual prices for underlying instruments, period to maturity, correlations, yield curves and volatility of the underlying instruments.

Unit Trusts and other investment funds included under the Other investments category are valued using net assets values which are not subject to a significant adjustment for restrictions on redemption or for limited trading activity.

(g) Further information on Level 3 assets and liabilities:

The table below shows movement in the Level 3 assets and liabilities measured at fair value:

						Assets				Liabilities
	Investment Property	Loans	Debt securities	Equity securities	Other investments (including derivatives)	Financial assets of operations classified as held for sale	Non participating investment contracts	Net asset value attributable to unitholders	Derivative liabilities	Borrowings
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening balance at 1 January 2015	8,925	17,000	11,309	159	3,066	—	—	(19)	(991)	(560)
Total net gains/(losses) recognised in the income statement[1]	898	(467)	172	29	236	—	42	4	26	(60)
Purchases[2]	3,627	—	4,909	993	2,227	—	(3,644)	(5)	(145)	—
Issuances	—	2,464	—	—	—	—	(79)	(2)	—	—
Disposals	(2,042)	(2,275)	(1,916)	(242)	(1,373)	—	253	—	16	1
Settlements[3]	—	(1,461)	(161)	—	—	—	69	—	—	92
Transfers into Level 3	—	2,868	1,302	6	75	—	(62)	—	—	—
Transfers out of Level 3	—	—	(624)	(2)	(22)	—	13	—	—	—
Foreign exchange rate movements	(107)	—	(388)	(7)	(56)	—	(13)	—	1	—
Balance at 31 December 2015	11,301	18,129	14,603	936	4,153	—	(3,421)	(22)	(1,093)	(527)
1	Total net gains/(losses) recognised in the income statement includes realised gains/(losses) on disposals.
2	Purchases include Friends Life’s Level 3 assets and liabilities at the date of acquisition.
3	Settlements include effective settlements of Group holdings.
						Assets				Liabilities
	Investment Property	Loans	Debt securities	Equity securities	Other investments (including derivatives)	Financial assets of operations classified as held for sale	Non participating investment contracts	Net asset value attributable to unitholders	Derivative liabilities	Borrowings
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening balance at 1 January 2014	9,451	15,362	8,879	441	3,017	148	—	—	(201)	(482)
Total net gains/(losses) recognised in the income statement[1]	727	829	209	(2)	74	—	—	—	(135)	(92)
Purchases	725	1,675	1,550	28	1,017	—	—	—	(400)	—
Issuances	—	—	—	—	—	—	—	—	(20)	—
Disposals	(1,811)	(1,049)	(1,482)	(292)	(998)	(148)	—	—	56	12
Settlements	—	—	—	—	—	—	—	—	—	—
Transfers into Level 3	—	183	3,169	2	19	—	—	(19)	(292)	—
Transfers out of Level 3	—	—	(469)	—	—	—	—	—	—	2
Foreign exchange rate movements	(167)	—	(547)	(18)	(63)	—	—	—	1	—
Balance at 31 December 2014	8,925	17,000	11,309	159	3,066	—	—	(19)	(991)	(560)
1	Total net gains/(losses) recognised in the income statement includes realised gains/(losses) on disposals.

Total net gains recognised in the income statement in the year ended 31 December 2015 in respect of Level 3 assets measured at fair value amounted to £868 million (2014: net gains of £1,837 million) with net gains in respect of liabilities of £12 million (2014: net losses of £227 million). £901 million of net gains (2014: net gains of £1,733 million) attributable to assets and £27 million net gains (2014: net losses of £227 million) attributable to liabilities relate to those still held at the end of the year.

18 – Fair value methodology continued

The principal assets classified as Level 3, and the valuation techniques applied to them, are described below.

(i) Investment property

•	Investment property amounting to £11.3 billion (2014: £8.9 billion) is valued in the UK at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. The uplift and discount rates are derived from rates implied by recent market transactions on similar properties. These inputs are deemed unobservable.

(ii) Loans

•	Commercial mortgage loans, Primary Healthcare, Infrastructure and PFI loans held by our UK Life business amounting to £10.8 billion (2014: £10.4 billion), were valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each loan. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumptions for the liquidity premium. Loans valued using this model have been classified as Level 3 as the liquidity premium is deemed to be non-market observable. The liquidity premium used in the discount rate ranges between 110 bps to 280 bps.
•	Equity release and securitised mortgage loans held by our UK Life business amounting to £6.7 billion (2014: £5.9 billion) comprise:
-	£4.3 billion (2014: £3.6 billion) of equity release mortgages held by our UK Life annuity business valued using an internal model. Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium which are not deemed to be market observable. The assumed property growth is approximately 2% per annum.
-	£2.4 billion (2014: £2.3 billion) of securitised and equity release mortgages are valued using a discounted cash flow model. The inputs include liquidity risk and property risk premium which are deemed unobservable. The liquidity premium used ranges between 158 bps to 185 bps.
•	Collateralised non-recourse loans of £0.6 billion (2014: £0.5 billion) have been valued using internally developed models incorporating a significant number of modelling assumptions including the probability of counterparty default and the expected loss in the event of counterparty default. These inputs are deemed unobservable.

(iii) Debt securities

•	Privately placed notes held by our UK Life business of £3.3 billion (2014: £1.8 billion) have been valued using broker quotes or a discounted cash flow model using discount factors based on swap curves of similar maturity, plus internally derived spreads for credit risk. As these spreads have been deemed to be unobservable these notes have been classified as Level 3.
•	Structured bond-type and non-standard debt products held by our business in France amounting to £5.8 billion (2014: £7.4 billion) and bonds held by our UK business of £2.2 billion (2014: £1.0 billion) have no active market. These debt securities are valued either using counterparty or broker quotes and validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification.
•	Collateralised loan obligations of £0.4 billion (2014: £0.4 billion) have been valued using internally developed discounted cash flow models incorporating a significant number of modelling assumptions and unobservable market data including assumptions regarding correlation among the underlying loans, a probability of default and liquidity premium.
•	Corporate debt securities held by our French business of £1.5 billion (2014: £0.3 billion) and debt securities of £0.9 billion held by our UK and Asia businesses (2014: £nil) which are not traded in an active market have been valued using third party or counterparty valuations. These prices are considered to be unobservable due to infrequent market transactions.

(iv) Equity securities

•	Equity securities which primarily comprise private equity holdings of £0.8 billion (2014: £0.1 billion) held in the UK are valued by a number of third party specialists. These are valued using a range of techniques, including earnings multiples, forecast cash flows and price/earnings ratios which are deemed to be unobservable.

(v) Other investments

•	The following Other investments are valued based on external valuation reports received from fund managers:
-	Private equity investment funds amounting to £1.4 billion (2014: £1.0 billion);
-	Other investment funds including property funds amounting to £1.0 billion (2014: £0.5 billion);
-	External hedge funds held principally by businesses in the UK and France amounting to £0.5 billion (2014: £1.2 billion); and
-	Discretionary managed funds held in Asia amounting to £1.2 billion (2014: £nil);

Where these valuations are at a date other than balance sheet date, as in the case of some private equity funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager’s carried interest.

Remaining Level 3 investments amount to £0.7 billion (2014: £1.1 billion) within debt securities, equity securities and other investments held by a number of businesses throughout the Group.

18 – Fair value methodology continued

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

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £49.0 billion of the Group’s Level 3 assets. For these Level 3 assets, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by + £2.0 billion / – £2.1 billion. Of the £0.1 billion Level 3 assets for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation assumptions downwards of these assets would result in a change in fair value of approximately £10 million.

(vi) Liabilities

The principal liabilities classified as Level 3, and the valuation techniques applied to them, are:

•	£3.4 billion (2014: £nil) of non-participating investment contract liabilities are classified as Level 3, either because the underlying unit funds are classified as Level 3 or because the liability relates to unfunded units or other non-unit adjustments which are based on a discounted cash flow analysis using unobservable market data and assumptions.
•	Derivative liabilities of £0.9 billion (2014: £1.0 billion) comprising over the counter derivatives such as credit default swaps and inflation swaps. These swaps are valued using either discounted cash flow models or other valuation models. Cash flows within these models may be adjusted based on assumptions reflecting the underlying credit risk and liquidity risk and these assumptions are deemed to be non-market observable.
•	£0.5 billion (2014: £0.6 billion) of securitised mortgage loan notes, presented within Borrowings, are valued using a similar technique to the related Level 3 securitised mortgage assets.
•	Remaining Level 3 liabilities amount to £0.3 billion (2014: £nil) and relate to a range of liabilities held by a number of businesses throughout the Group.

Where possible, the Group tests the sensitivity of the fair values of Level 3 liabilities to changes in unobservable inputs to reasonable alternatives. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £5.1 billion of the Group’s Level 3 liabilities. For these Level 3 liabilities, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by approximately ± £0.5 billion.

(h) Assets and liabilities not carried at fair value for which fair value is disclosed

The table below shows the fair value and fair value hierarchy for those assets and liabilities not carried at fair value.

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
2015	£m	£m	£m	£m
Asset and liabilities not carried at fair value
Loans	—	1,046	2,181	3,227
Borrowings	7,295	176	312	7,783

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
2014	£m	£m	£m	£m
Asset and liabilities not carried at fair value
Loans	—	984	3,256	4,240
Borrowings	5,928	402	378	6,708

Borrowings classified as Level 1 have increased by 23% due to the inclusion of Friends Life Group subordinated debt.

19 – Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2015 and 2014 were as follows:

			2015			2014
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	1	778	779	1	835	836
Loans to banks	572	2,151	2,723	599	3,164	3,763
Healthcare, infrastructure & PFI other loans[1]	1,246	—	1,246	1,107	—	1,107
UK securitised mortgage loans (see note 20)	2,452	—	2,452	2,406	—	2,406
Non-securitised mortgage loans[1]	14,808	—	14,808	16,782	77	16,859
Loans to brokers and other intermediaries	—	135	135	—	123	123
Other loans	—	290	290	—	166	166
Total	19,079	3,354	22,433	20,895	4,365	25,260
1	Following a review of classification of mortgage loans £1.1 billion in 2014 has been reclassified from Non-securitised loans to Healthcare, Infrastructure and PFI other loans. The net impact on total loans is £nil.

Of the above loans, £20,948 million (2014: £23,771 million) are due to be recovered in more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 18.

The cumulative change in fair value of loans attributable to changes in credit risk to 31 December 2015 was a £1,994 million loss (2014: £3,070 million loss). The significant reduction in this figure of £1,076 million (2014: £361 million increase) is predominantly owing to UK Life’s commercial mortgage loans restructure and recovery programme, which completed in October 2015 with the sale of £2.2 billion of commercial mortgage loans to Lone Star.

Non-securitised mortgage loans include £3.3 billion (2014 Restated1: £3.5 billion) relating to UK primary healthcare and PFI businesses which are secured against General Practitioner premises, other primary health-related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Healthcare, Infrastructure and PFI other loans of £1.2 billion (2014 Restated1: £1.1 billion) are secured against the income from healthcare and educational premises.

Loans at amortised cost

The fair value of these loans at 31 December 2015 was £3,228 million (2014: £4,240 million).

(b) Analysis of loans carried at amortised cost

			2015			2014
	Amortised Cost £m	Impairment £m	Carrying Value £m	Amortised Cost £m	Impairment £m	Carrying Value £m
Policy loans	778	—	778	835	—	835
Loans to banks	2,151	—	2,151	3,164	—	3,164
Non-securitised mortgage loans	6	(6)	—	138	(61)	77
Loans to brokers and other intermediaries	135	—	135	123	—	123
Other Loans	290	—	290	166	—	166
Total	3,360	(6)	3,354	4,426	(61)	4,365

The movements in the impairment provisions on these loans for the years ended 31 December 2015 and 2014 were as follows:

	2015	2014
	£m	£m
At 1 January	(61)	(151)
(Decrease)/increase during the year	(2)	9
Write back following sale or reimbursement	57	81
At 31 December	(6)	(61)

(c) Collateral

Loans to banks include cash collateral received under stock lending arrangements (see note 55 for further discussion regarding these collateral positions). The obligation to repay this collateral is included in payables and other financial liabilities (note 46).

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

20 – Securitised mortgages and related assets

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

On 1 January 2016 a UK subsidiary, Aviva Annuity UK Limited, securitised £4,179 million of equity release mortgages by transferring them to a wholly owned subsidiary, Aviva ERFA 15 UK Limited. In return, Aviva Annuity UK Limited received £4,154 million of loan notes issued by Aviva ERFA 15 UK Limited.

(b) Carrying values

The following table summarises the securitisation arrangements:

		2015		2014
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
Securitised mortgage loans
At fair value (note 19)	2,452	(1,564)	2,406	(1,539)
Other securitisation assets/(liabilities)	297	(1,185)	319	(1,186)
	2,749	(2,749)	2,725	(2,725)

Loan notes held by third parties are as follows:

	2015 £m	2014 £m
Total loan notes issued, as above	1,564	1,539
Less: Loan notes held by Group companies	(256)	(167)
Loan notes held by third parties (note 45(c)(i))	1,308	1,372

21 – Interests in structured entities

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

The Group holds redeemable shares or units in investment vehicles, which consist of:

•	Debt securities comprising securitisation vehicles that Aviva does not originate. These investments are comprised of a variety of debt instruments, including asset-backed securities and other structured securities.
•	Investment funds which include: hedge funds, liquidity funds, private equity funds, unit trusts, mutual funds and Private Finance Initiative (PFIs).
•	Specialised investment vehicles include Open Ended Investment Companies (OEICs), Property Limited Partnerships (PLPs), Sociétés d’Investissement a Capital Variable (SICAVs) and other investment vehicles.

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

21 – Interests in structured entities continued

(a) Interests in consolidated structured entities

The Group has determined that where it has control over investment vehicles, these investments are consolidated structured entities. As at 31 December 2015 the Group has granted loans to consolidated PLPs for a total of £174 million (2014: £210 million). The purpose of these loans is to assist the consolidated PLPs to purchase or construct properties within the funds business activity. The Group has also provided support, without having a contractual obligation to do so, to certain consolidated PLPs via letters of support amounting to £121 million (2014: £124 million). The Group has commitments to provide funding to consolidated structured entities of £53 million (2014: £9 million).

The Group has also given support to the consolidated structured entity Aviva Equity Release UK Limited (AER). As set out in note 20, at the inception of the securitisation vehicle, the UK subsidiary, Aviva Equity Release UK Limited (AER), has granted subordinated loan facilities to some of the ERF companies. AER receives various fees in return for the services provided to the entities. Aviva receives cash management fees based on the outstanding loan balance at the start of each quarter for the administration of the loan note liabilities. AER receives portfolio administration fees as compensation for managing the mortgage assets. Refer to note 20 for details of an equity release securitisation on 1 January 2016.

As at the reporting date, the Group has no intentions to provide financial or other support in relation to any other investment vehicles.

(b) Interests in unconsolidated structured entities

As part of its investment activities, the Group invests in unconsolidated structured entities. As at 31 December 2015, the Group’s total interest in unconsolidated structured entities was £49.6 billion (2014: £34.4 billion) on the Group’s statement of financial position, which are classified as financial investments held at fair value through profit or loss. The increase in the balance is due primarily to the acquisition of Friends Life.

The Group does not sponsor any of the unconsolidated structured entities.

As at 31 December 2015, a summary of the Group’s interest in unconsolidated structured entities is as follows:

				2015 £m				2014 £m
	Interest in, and loans to, joint ventures	Interest in, and loans to, associates	Financial investments	Total assets	Interest in, and loans to, joint ventures	Interest in, and loans to, associates	Financial investments	Total assets
Structured debt securities[1]	—	—	4,260	4,260	—	—	2,549	2,549
Other investments	1,191	258	43,907	45,356	765	361	30,731	31,857
Analysed as:
Unit trust and other investment vehicles	—	—	42,641	42,641	—	—	29,640	29,640
PLPs and property funds	1,191	258	960	2,409	765	361	754	1,880
Other funds	—	—	306	306	—	—	337	337
Total	1,191	258	48,167	49,616	765	361	33,280	34,406
1	Reported within ‘other debt securities’ in note 22.

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

At 31 December 2015 the Group has granted loans to PLPs classified as joint ventures and associates totalling £94 million (2014: £73 million). This amount has been provided for the purpose of short-term liquidity funding. For commitments to property management joint ventures and associates, please refer to Notes 14 and 15, respectively. The Group has not provided any other financial or other support in addition to that described above as at the reporting date, and there are no intentions to provide support in relation to any other unconsolidated structured entities in the foreseeable future.

In relation to risk management, disclosures on debt securities and investment vehicles are given in note 53(b)(iii). In relation to other guarantees and commitments that the Group provides in the course of its business, please refer to Note 48(f) ‘Contingent liabilities and other risk factors’.

Aviva’s interest in unconsolidated structured entities that it also manages at 31 December 2015 is £2.3 billion (2014: £2.1 billion) and the total funds under management relating to these investments at 31 December 2015 is £15.3 billion (2014: £16.1 billion).

21 – Interests in structured entities continued

(c) Other interests in unconsolidated structured entities

The Group receives management fees and other fees in respect of its asset management businesses. The Group does not sponsor any of the funds or investment vehicles from which it receives fees. Management fees received for investments that the Group manages but does not have a holding in also represent an interest in unconsolidated structured entities. As these investments are not held by the Group, the investment risk is borne by the external investors and therefore the Group’s maximum exposure to loss relates to future management fees. The table below shows the assets under management of entities that the Group manages but does not have a holding in and the fees earned from those entities. The reduction in total assets under management is primarily the result of a reduction in total pension fund assets managed by Poland.

		2015		2014
	Assets Under Management £m	Investment Management Fees £m	Assets Under Management £m	Investment Management Fees £m
Investment funds[1]	7,621	59	10,251	92
Specialised investment vehicles:	2,886	11	2,831	12
Analysed as:
OEICs	812	6	1,185	5
PLPs	2,042	5	1,609	7
SICAVs	32	—	37	—
Total	10,507	70	13,082	104
1	Investment funds relate primarily to the Group’s Spanish and Polish pension funds.

22 – Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

				2015				2014
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	33,279	—	33,279	—	20,590	—	20,590
UK local authorities	—	18	—	18	—	18	—	18
Non-UK government (note 22e)	—	41,952	712	42,664	—	44,140	815	44,955
Corporate bonds
Public utilities	—	10,634	19	10,653	—	8,419	24	8,443
Other corporate	—	63,012	187	63,199	—	47,003	182	47,185
Convertibles and bonds with warrants attached	—	158	—	158	—	170	—	170
Other	—	10,765	—	10,765	—	8,177	—	8,177
	—	159,818	918	160,736	—	128,517	1,021	129,538
Certificates of deposit	—	2,228	—	2,228	—	2,123	—	2,123
	—	162,046	918	162,964	—	130,640	1,021	131,661
Equity securities
Ordinary shares
Public utilities	—	3,367	—	3,367	—	2,929	—	2,929
Banks, trusts and insurance companies	—	14,016	10	14,026	—	7,267	8	7,275
Industrial miscellaneous and all other	—	45,961	3	45,964	—	25,127	2	25,129
	—	63,344	13	63,357	—	35,323	10	35,333
Non-redeemable preference shares	—	201	—	201	—	286	—	286
	—	63,545	13	63,558	—	35,609	10	35,619
Other investments
Unit trusts and other investment vehicles	—	42,641	—	42,641	—	29,636	4	29,640
Derivative financial instruments (note 54)	3,328	—	—	3,328	4,088	—	—	4,088
Deposits with credit institutions	—	460	—	460	—	539	—	539
Minority holdings in property management undertakings	—	960	—	960	—	754	—	754
Other investments – long-term	—	305	—	305	—	335	1	336
Other investments – short-term	—	1	—	1	—	1	—	1
	3,328	44,367	—	47,695	4,088	31,265	5	35,358
Total financial investments	3,328	269,958	931	274,217	4,088	197,514	1,036	202,638

Of the above total, £174,362 million (2014: £120,743 million) is due to be recovered in more than one year after the statement of financial position date.

Other debt securities of £10,765 million (2014: £8,177 million) include residential and commercial mortgage-backed securities, as well as other structured credit securities.

22 – Financial investments continued

(b) Cost, unrealised gains and fair value
The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

				2015				2014
	Cost/amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	155,247	10,864	(3,147)	162,964	118,245	14,130	(714)	131,661
Equity securities	60,124	7,663	(4,229)	63,558	29,701	7,114	(1,196)	35,619
Other investments:
Unit trusts and other investment vehicles	41,620	2,155	(1,134)	42,641	27,304	2,152	184	29,640
Derivative financial instruments	928	2,698	(298)	3,328	917	3,660	(489)	4,088
Deposits with credit institutions	460	—	—	460	539	—	—	539
Minority holdings in property management undertakings	938	132	(110)	960	740	120	(106)	754
Other investments – long-term	316	20	(31)	305	344	22	(30)	336
Other investments – short-term	1	—	—	1	1	—	—	1
	259,634	23,532	(8,949)	274,217	177,791	27,198	(2,351)	202,638
These are further analysed as follows:
At fair value through profit or loss	258,777	23,447	(8,938)	273,286	176,843	27,098	(2,339)	201,602
Available for sale	857	85	(11)	931	948	100	(12)	1,036
	259,634	23,532	(8,949)	274,217	177,791	27,198	(2,351)	202,638

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Unrealised gains and losses on financial investments classified as at fair value through profit or loss, recognised in the income statement in the year, were a net loss of £9,586 million (2014: £11,161 million net gain). Of this net loss, £1,157 million net loss (2014: £587 million net gain) related to financial investments designated as trading and £8,429 million net loss (2014: £10,574 million net gain) related to investments designated as other than trading.

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

The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £9 million (2014: £9 million).

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2015 and 2014 were as follows:

				2015				2014
	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m	Fixed maturity securities £m	Equity securities £m	Other Investments £m	Total £m
At 1 January	—	—	(9)	(9)	—	(5)	(8)	(13)
Charge for the year taken to the income statement	—	—	—	—	—	—	(2)	(2)
Write back following sale or reimbursement	—	—	—	—	—	5	—	5
Foreign exchange rate movements	—	—	—	—	—	—	1	1
At 31 December	—	—	(9)	(9)	—	—	(9)	(9)

22 – Financial investments continued

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

The Group receives collateral in order to reduce the credit risk of these arrangements, either in the form of securities or cash. See Note 55 for further discussion regarding collateral positions held by the Group.

(ii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2015, £1,501 million (2014: £1,447 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

(e) Non-UK Government Debt Securities (gross of non-controlling interests)

The following is a summary of non-UK government debt by issuer as at 31 December 2015, analysed by policyholder, participating and shareholder funds.

	Policyholder		Participating		Shareholder		Total
Non-UK Government Debt Securities	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Austria	14	11	697	705	140	107	851	823
Belgium	34	28	1,195	1,368	166	165	1,395	1,561
France	139	103	10,673	11,182	1,846	1,950	12,658	13,235
Germany	145	142	1,470	1,590	590	591	2,205	2,323
Greece	—	—	—	—	—	—	—	—
Ireland	12	5	595	613	100	155	707	773
Italy	319	330	6,090	6,666	442	485	6,851	7,481
Netherlands	31	43	1,156	1,336	302	414	1,489	1,793
Poland	559	571	689	823	399	443	1,647	1,837
Portugal	7	6	110	173	—	—	117	179
Spain	98	104	1,093	1,263	636	694	1,827	2,061
European Supranational debt	72	61	2,798	2,952	1,760	1,826	4,630	4,839
Other European countries	167	133	1,107	1,040	520	473	1,794	1,646
Europe	1,597	1,537	27,673	29,711	6,901	7,303	36,171	38,551
Canada	49	16	178	164	1,917	2,376	2,144	2,556
United States	323	94	100	48	409	347	832	489
North America	372	110	278	212	2,326	2,723	2,976	3,045
Singapore	16	11	762	598	264	277	1,042	886
Other	648	493	1,752	1,917	75	63	2,475	2,473
Asia Pacific and other	664	504	2,514	2,515	339	340	3,517	3,359
Total	2,633	2,151	30,465	32,438	9,566	10,366	42,664	44,955

At 31 December 2015, the Group’s total government (non-UK) debt securities stood at £42.7 billion (2014: £45.0 billion), a decrease of £2.3 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £9.6 billion (2014: £10.4 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to Canadian (20%), French (19%), Spanish (7%), German (6%) and Italian (5%) government debt securities.

The participating funds exposure to (non-UK) government debt amounts to £30.5 billion (2014: £32.4 billion), a decrease of £1.9 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (35%), Italy (20%), Germany (5%), Belgium (4%), Netherlands (4%) and Spain (4%).

22 – Financial investments continued

(f) Exposure to worldwide banks – debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Australia	0.2	—	0.2	0.9	0.2	1.1
Denmark	—	—	—	1.1	—	1.1
France	0.5	—	0.5	2.8	0.6	3.4
Germany	0.1	—	0.1	0.4	0.2	0.6
Ireland	—	—	—	—	—	—
Italy	0.1	—	0.1	0.2	—	0.2
Netherlands	0.3	0.2	0.5	1.2	0.3	1.5
Spain	0.7	—	0.7	0.7	0.1	0.8
Switzerland	—	—	—	1.2	—	1.2
United Kingdom	1.3	0.5	1.8	1.2	1.0	2.2
United States	1.0	0.2	1.2	1.7	0.1	1.8
Other	0.7	0.1	0.8	1.5	0.3	1.8
Total	4.9	1.0	5.9	12.9	2.8	15.7
2014	2.9	0.8	3.7	10.4	2.9	13.3

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £5.9 billion (2014: £3.7 billion). The majority of our holding (83%) is in senior debt. The primary exposures are to UK (31%), US (20%) and Spanish (12%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £99 million (2014: £75 million).

Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.7 billion (2014: £13.3 billion). The majority of the exposure (82%) is in senior debt. Participating funds are the most exposed to French (22%), UK (14%) and US (11%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Australia	0.2	—	0.2	0.9	0.3	1.2
Denmark	—	—	—	1.1	—	1.1
France	0.5	—	0.5	3.3	0.6	3.9
Germany	0.1	—	0.1	0.5	0.2	0.7
Ireland	—	—	—	—	—	—
Italy	0.1	—	0.1	0.3	—	0.3
Netherlands	0.3	0.2	0.5	1.2	0.3	1.5
Spain	0.8	—	0.8	0.8	0.1	0.9
Switzerland	—	—	—	1.3	—	1.3
United Kingdom	1.3	0.5	1.8	1.3	1.0	2.3
United States	1.0	0.2	1.2	1.9	0.1	2.0
Other	0.7	0.1	0.8	1.6	0.3	1.9
Total	5.0	1.0	6.0	14.2	2.9	17.1
2014	3.1	0.8	3.9	11.8	3.1	14.9

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.0 billion (2014: £3.9 billion). The majority of our holding (83%) is in senior debt. The primary exposures are to UK (30%), US (20%) and Spanish (13%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £100 million (2014: £75 million).

Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £17.1 billion (2014: £14.9 billion). The majority of the exposure (83%) is in senior debt. Participating funds are the most exposed to French (23%), UK (13%) and US (12%) banks.

23 – Receivables

This note analyses our total receivables.

	2015 £m	2014 £m
Amounts owed by contract holders	1,546	1,512
Amounts owed by intermediaries	1,132	1,100
Deposits with ceding undertakings	1,244	1,322
Amounts due from reinsurers	376	277
Amounts due from brokers for investment sales	223	69
Amounts receivable for cash collateral pledged	992	512
Amounts due from government, social security and taxes	437	415
Dividends receivable	56	6
Other receivables	869	720
Total	6,875	5,933
Expected to be recovered in less than one year	6,773	5,833
Expected to be recovered in more than one year	102	100
	6,875	5,933

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of provisions already recognised for doubtful receivables.

24 – Deferred acquisition costs, other assets, prepayments and accrued income

(a) Deferred acquisition costs and other assets – carrying amount

The carrying amount comprises:

	2015 £m	2014 £m
Deferred acquisition costs in respect of:
Insurance contracts – Long-term business	610	529
Insurance contracts – General insurance and health business	812	852
Participating investment contracts – Long-term business	20	22
Non-participating investment contracts – Long-term business	1,017	968
Retail fund management business	5	7
Total deferred acquisition costs	2,464	2,378
Surpluses in the staff pension schemes (note 44(a))	2,523	2,695
Other assets	74	18
Total	5,061	5,091

Deferred acquisition costs (DAC) on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year. Of the above total, £1,426 million (2014: £1,277 million) is expected to be recovered more than one year after the statement of financial position date. For long-term business where amortisation of the DAC balance depends on projected profits, the amount expected to be recovered is estimated and actual experience will differ.

Surpluses in the staff pension schemes and £1 million (2014: £1 million) of other assets are recoverable more than one year after the statement of financial position date.

(b) Deferred acquisition costs – movements in the year

The movements in deferred acquisition costs (DAC) during the year were:

				2015				2014
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	1,519	852	7	2,378	1,525	868	10	2,403
Acquisition costs deferred during the year	240	1,952	—	2,192	173	2,107	—	2,280
Amortisation	(167)	(1,950)	(2)	(2,119)	(81)	(2,102)	(3)	(2,186)
Impact of assumption changes	73	—	—	73	(73)	—	—	(73)
Effect of portfolio transfers, acquisitions and disposals	—	—	—	—	—	(4)	—	(4)
Foreign exchange rate movements	(18)	(42)	—	(60)	(25)	(17)	—	(42)
Carrying amount at 31 December	1,647	812	5	2,464	1,519	852	7	2,378

24 – Deferred acquisition costs, other assets, prepayments and accrued income continued

The balance of deferred acquisition costs for long-term business increased over 2015, as acquisition costs deferred during the year were partially offset by amortisation.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in the DAC balance would reduce profit by £26 million (2014: £18 million) if market yields on fixed income investments were to increase by 1% and increase profit by £36 million (2014: £31 million) if yields were to reduce by 1%. At both 31 December 2015 and at 31 December 2014 the DAC balance has been restricted by the value of projected future profits and hence is more sensitive to changes in the value of those projected profits.

(c) Prepayments and accrued income

Prepayments and accrued income of £3,094 million (2014: £2,466 million), includes £88 million (2014: £81 million) that is expected to be recovered more than one year after the statement of financial position date.

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

	2015 £m	2014 £m
Loans	83	302
Debt securities	24,022	13,628
Equity securities	47,394	26,324
Reinsurance assets	14,002	2,536
Cash and cash equivalents	8,705	3,514
Other	47,386	31,777
	141,592	78,081

The increase during the year to £141,592 million (2014: £78,081 million) is primarily due to the acquisition of Friends Life.

26 – Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a)	Details of the Company’s ordinary share capital are as follows:
	2015 £m	2014 £m
The allotted, called up and fully paid share capital of the Company at 31 December 2015 was: 4,048,465,173 (2014: 2,950,487,340) ordinary shares of 25 pence each	1,012	737

At the 2015 Annual General Meeting, the Company was authorised to allot up to a further maximum nominal amount of:

•	£492,022,336 of which, £246,011,168 can be in connection with an offer by way of a rights issue
•	£100 million of new ordinary shares in relation to any issue of Solvency II compliant Tier 1 instruments
(b)	During 2015, a total of 1,097,977,833 ordinary shares of 25 pence each were allotted and issued by the Company as follows:
			2015			2014
	Number of shares	Share Capital £m	Share Premium £m	Number of shares	Share Capital £m	Share Premium £m
At 1 January	2,950,487,340	737	1,172	2,946,939,622	736	1,165
Shares issued under the Group’s Employee and Executive Share Option Schemes	11,651,227	3	13	3,547,718	1	7
Shares issued in relation to the acquisition of Friends Life	1,086,326,606	272	—	—	—	—
At 31 December	4,048,465,173	1,012	1,185	2,950,487,340	737	1,172

Ordinary shares in issue in the Company rank pari passu with any new ordinary shares issued in the Company. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

27 – Group’s share plans

This note describes various equity compensation plans operated by the Group, and shows how the Group values the options and awards of shares in the Company. Details of other share plans where shares are acquired and held in trust for the participant from the outset are not set out here but described in the shareholder information section of page 96.

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s share plans). These are as follows:

(i) Savings-related options

These are options granted under the tax-advantaged save as you earn (SAYE) share option scheme in the UK and Irish revenue-approved SAYE share option scheme in Ireland. The SAYE allows eligible employees to acquire options over the Company’s shares at a discount of up to 20% of their market value at the date of grant.

Options are normally exercisable during the six-month period following either the 3rd, 5th or 7th anniversary of the start of the relevant savings contract, subject to a statutory savings limit, currently £500 per month. From 2012, only 3 and 5 year contracts have been offered and Aviva’s current policy is to apply a savings limit of £250 per month in the UK and €500 per month in Ireland.

(ii) Aviva long-term incentive plan awards

These awards have been made under the Aviva long-term incentive plan 2011 (LTIP), and are described in section (b) below and in the directors’ remuneration report.

(iii) Aviva annual bonus plan awards

These awards have been made under the Aviva annual bonus plan 2011 (ABP), and are described in section (b) below and in the directors’ remuneration report.

(iv) Aviva recruitment and retention share plan awards

These are conditional awards granted under the Aviva recruitment and retention share award plan (RRSAP) in relation to the recruitment or retention of senior managers excluding executive directors. The awards vest in tranches on various dates and vesting is conditional upon the participant being employed by the Group on the vesting date and not having served notice of resignation. Some awards can be subject to performance conditions. If a participant’s employment is terminated due to resignation or dismissal, any tranche of the award which has vested within the 12 months prior to the termination date will be subject to clawback and any unvested tranches of the award will lapse in full.

(v) Aviva Investors long-term incentive plan awards

These awards have been made under the Aviva Investors Holdings Limited 2009 Long Term Incentive Plan (AI LTIP), a long-term profit sharing arrangement for key Aviva Investors’ employees. Awards will vest on the 3rd anniversary of grant, subject to achieving performance conditions.

(vi) Aviva Investors deferred share award plan awards

These awards have been made under the Aviva Investors Deferred Share Award Plan (AI DSAP), where employees can choose to have the deferred element of their bonus deferred into awards over Aviva shares. The awards vest in three equal tranches on the 2nd, 3rd and 4th year following the year of grant.

(vii) The Aviva Chief Financial Officer Award 2014

Awards were granted to Tom Stoddard under the Aviva Chief Financial Officer Award 2014 (Aviva CFO Award) following his recruitment to compensate Mr Stoddard for the loss from his previous employer, on a like for like basis. The awards are described in section (b) below and in the directors’ remuneration report. No further awards will be made under this plan.

No new Aviva plc ordinary shares will be issued to satisfy awards made under plans iv, v, vi or vii.

(b) Outstanding options and awards

(i) Share options

At 31 December 2015, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva savings related share option scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	410	36,354	2015	268	3,051,213	2016 or 2018
	316	157,482	2016	312	2,221,690	2016 or 2018
	310	289,794	2015 or 2017	419	2,518,442	2017 or 2019
	266	1,762,817	2015 or 2017	380	7,456,710	2018 or 2020

Aviva Ireland savings related share option scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	374	2,128	2015	369	93,649	2016 or 2018
	304	111,470	2016	527	81,430	2017 or 2019
	336	69,802	2015 or 2017	518	299,418	2018 or 2020

27 – Group’s share plans continued

The following table summarises information about options outstanding at 31 December 2015:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.65	7,760,045	2	283.21
£3.66 – £4.64	10,392,354	4	389.86
£4.65 – £5.63	—	—	—

The comparative figures as at 31 December 2014 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£2.66 – £3.65	13,176,872	2	280.26
£3.66 – £4.64	4,031,026	4	418.85
£4.65 – £5.63	33,636	—	563.00

(ii) Share awards

At 31 December 2015, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva long-term incentive plan 2011	Number of shares	Year of vesting
	9,627,862	2016
	7,628,744	2017
	9,113,030	2018

Aviva annual bonus plan 2011	Number of shares	Year of vesting
	3,045,795	2016
	2,305,523	2017
	2,932,551	2018

Aviva recruitment and retention share award plan	Number of shares	Year of vesting
	830,806	2016
	879,867	2017
	106,838	2018
	3,992	2019

Aviva Investors Holdings Limited 2009 long-term incentive plan	Number of shares	Year of vesting
	346,677	2016

Aviva Investors deferred share award plan	Number of shares	Year of vesting
	37,053	2016
	37,053	2017
	11,571	2018

The Aviva Chief Financial Officer Award 2014	Number of shares	Year of vesting
	47,151	2016
	98,232	2017

The vesting of awards under the ABP is subject to the attainment of performance conditions as described in the directors’ remuneration report.

No performance conditions are attached to the awards under the ABP, AI DSAP, Aviva CFO Award or some of the awards under the RRSAP except as outlined below. Under the RRSAP, some shares are subject to the attainment of the same performance conditions that apply to the LTIP grants as follows:

•	321,330 of the shares which vest in 2016 are linked to the same performance conditions that apply to the 2013 grant.
-	96,238 of the shares which vest in 2016 are subject to the performance conditions relating to the performance of the participant’s previous employer.
•	561,887 of the shares which vest in 2017 are linked to the same performance conditions that apply to the 2014 grant
-	22,222 of the shares which vest in 2017 are subject to the performance conditions relating to the performance of the participant’s previous employer.
•	39,349 of the shares which vest in 2018 are linked to the same performance conditions that apply to the 2015 grant.
-	22,222 of the shares which vest in 2018 are subject to the performance conditions relating to the performance of the participant’s previous employer.

These performance conditions are as outlined in the relevant year’s directors’ remuneration report.

The vesting of the awards under the AI LTIP are subject to Aviva Investors Holdings Limited achieving a return on capital employed (ROCE) of 27% per annum over a three year performance period.

Shares which do not vest will lapse.

27 – Group’s share plans continued

(iii) Shares to satisfy awards and options

New issue shares are now generally used to satisfy all awards and options granted under plans that have received shareholder approval and where local regulations permit. Further details are given in note 28.

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2014 and 2015, and changes during the years ended on those dates, is shown below.

	2015			2014
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	17,241,534	313.21	20,069,848	286.18
Granted during the year	7,810,302	380.00	3,994,548	419.00
Exercised during the year	(5,011,905)	275.90	(4,626,781)	282.30
Forfeited during the year	(323,950)	341.43	(1,028,382)	277.24
Cancelled during the year	(1,446,795)	401.38	(490,267)	298.10
Expired during the year	(116,787)	383.40	(677,432)	412.83
Outstanding at 31 December	18,152,399	344.27	17,241,534	313.21
Exercisable at 31 December	1,146,249	278.53	2,277,929	283.83

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2015 £m	2014 £m	2013 £m
Equity-settled expense	40	39	37
Cash-settled expense	8	1	2
Total	48	40	39

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Binomial option pricing model and Monte Carlo Simulation model, were £0.88 and £4.49 (2014: £1.47 and £4.19) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2015	2014
Share price	453p	524p
Exercise price	380p	419p
Expected volatility	26%	32%
Expected life	3.69 years	3.73 years
Expected dividend yield	3.99%	2.91%
Risk-free interest rate	0.94%	1.42%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the option prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options. 5,011,905 options granted after 7 November 2002 were exercised during the year (2014: 4,626,781).

(ii) Share awards

The fair value of the awards was estimated on the date of grant based on the following weighted average assumptions:

Weighted average assumption	2015	2014
Share price	560p	484p
Expected volatility[1]	25%	33%
Expected volatility of comparator companies’ share price[1]	22%	29%
Correlation between Aviva and comparator competitors’ share price[1]	44%	58%
Expected life[1]	2.85 years	2.83 years
Expected dividend yield[2]	3.20%	2.94%
Risk-free interest rate[1]	0.56%	0.75%
1	For awards with market-based performance conditions.
2	The majority of awards with market based performance conditions include additional shares being provided to employees equal to dividend rights before vesting. As a result, no dividend yield assumption is required on these awards.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the share award prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the share awards.

28 – Treasury shares

The following table summarises information about treasury shares at 31 December 2015:

		2015		2014		2013
	Number	£m	Number	£m	Number	£m
Shared held by employee trusts	1,918,088	2	2,585,824	8	8,561,382	31
Shares held by subsidiary companies	5,258,525	27	—	—	—	—
	7,176,613	29	2,585,824	8	8,561,382	31

(a) Shares held by employee trusts

Prior to 2014, we satisfied awards and options granted under the Group’s share plans primarily through shares purchased in the market and held by employee share trusts. From 2014 we primarily issue new shares except where it is necessary to use shares held by an employee share trust. In 2015 however, new shares were issued to the trust, in order to facilitate the release of shares. This note gives details of the shares held in these trusts. Movements in the carrying value of shares held by employee trusts comprise:

		2015		2014		2013
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	2,585,824	8	8,561,382	31	10,053,515	32
Acquired in the year	5,790,872	1	19,603	—	7,863,726	32
Distributed in the year	(6,458,608)	(7)	(5,995,161)	(23)	(9,355,859)	(33)
Balance at 31 December	1,918,088	2	2,585,824	8	8,561,382	31

The shares are owned by employee share trusts with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the directors’ remuneration report and/or in note 27.

These shares were either purchased in the market or, in 2015, new shares were issued to the trust and are carried at weighted average cost. At 31 December 2015, they had an aggregate nominal value of £479,522 (2014: £646,456) and a market value of £9,897,334 (2014: £12,528,317). The trustees have waived their rights to dividends on the shares held in the trusts.

(b) Shares held by subsidiary companies

During 2015, the Group acquired Friends Life, which holds shares in Aviva plc. The cost of these shares is included within treasury shares and deducted from total shareholders’ equity in accordance with accounting policy AE. At 31 December 2015, the balance of 5,258,525 shares (2014: nil) had an aggregate nominal value of £1,314,631 (2014: £nil) and a market value of £27,133,991 (2014: £nil).

29 – Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December was:

	2015 £m	2014 £m
Issued and paid up
100,000,000 8.375% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8.75% cumulative irredeemable preference shares of £1 each	100	100
	200	200

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

At the 2015 Annual General Meeting, the Company was authorised to allot the following:

•	Sterling New Preference Shares, as defined in the Company’s articles of association, up to a maximum nominal value of £500 million

30 – Direct capital instrument and tier 1 notes

Notional amount	2015 £m	2014 £m
5.9021% £500 million direct capital instrument – issued November 2004	500	500
Direct capital instrument	500	500
8.25% US $650 million fixed rate tier 1 notes – issued May 2012	392	392
6.875% £210 million STICS – issued November 2003 (note 34)	231	—
Total tier 1 notes	623	392
	1,123	892

The direct capital instrument (the DCI) was issued on 25 November 2004 and qualifies as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’ as at 31 December 2015. The DCI has no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the principal amount on 27 July 2020, at which date the interest rate changes to a variable rate, or on any respective coupon payment date thereafter. The variable rate will be the six month sterling deposit rate plus margin.

The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital as at 31 December 2015. The FxdRNs are perpetual but the Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.

The Step-up Tier one Insurance Capital Securities (‘STICS’) were issued on 21 November 2003 by Friends Life Holdings plc, and also qualify as innovative tier 1 capital as at 31 December 2015. The STICS are irrevocably guaranteed on a subordinated basis by Friends Life Limited. On 1 October 2015 Aviva plc replaced Friends Life Holdings plc as issuer which resulted in a reclassification of the STICS from non-controlling interests. The STICS have no fixed redemption date but the Company may, at its sole option, redeem the instrument (in whole or in part) on 21 November 2019, or on the coupon payment date falling on successive fifth anniversaries from this date. For each coupon period beginning 21 November 2019, the STICS will bear interest reset every five years at the rate per annum which is the aggregate of 2.97% and the Gross Redemption Yield of the Benchmark Gilt.

The Company has the option to defer coupon payments on the DCI, FxdRNs or STICS on any relevant payment date.

In relation to the DCI, deferred coupons shall only be satisfied should the Company exercise its sole option to redeem the instruments.

In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs upon redemption.

In relation to the STICS, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons upon the earliest of the following:

•	Resumption of payment of coupons on the STICS; or
•	Redemption; or
•	The commencement of winding up of the issuer.

No interest will accrue on any deferred coupon on the DCI or FxdRNs. Interest will accrue on deferred coupons on the STICS at the then current rate of interest on the STICS.

Deferred coupons on the DCI, FxdRNs and the STICS will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital. These instruments have been treated as equity. Please refer to accounting policy AE.

The DCI, FxdRNs and STICS count as ‘tier 1 restricted’ capital from 1 January 2016 in accordance with the Solvency II Own Funds guidelines issued by the PRA.

31 – Merger reserve

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

During 2015, the balance of the merger reserve has increased by £5,703 million to £8,974 million (2014: £3,271 million) due to the acquisition of Friends Life which attracted merger relief under section 612 of the Companies Act 2006. Refer to note 2(a) for further details regarding the acquisition of Friends Life.

32 – Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity and shows the movements during the year net of non-controlling interests:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy P) £m	Investment valuation reserve (see accounting policy T) £m	Hedging instruments reserve (see accounting policy U) £m	Equity compensation reserve (see accounting policy AB) £m	Total £m
Balance at 1 January 2013	1,272	77	855	(589)	60	1,675
Arising in the year through other comprehensive income:
Fair value losses	—	(2)	(196)	—	—	(198)
Fair value gains transferred to profit on disposals	—	—	(280)	—	—	(280)
Share of other comprehensive income of joint ventures and associates	—	—	(37)	—	—	(37)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	12	—	—	12
Foreign exchange rate movements	(34)	—	—	(39)	—	(73)
Aggregate tax effect – shareholders’ tax	(6)	—	161	—	—	155
Total other comprehensive income for the year	(40)	(2)	(340)	(39)	—	(421)
Tax transferred to income statement	30	—	—	—	—	30
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(355)	(1)	(497)	50	—	(803)
Reserves credit for equity compensation plans	—	—	—	—	37	37
Shares issued under equity compensation plans	—	—	—	—	(43)	(43)
Balance at 1 January 2014	907	74	18	(578)	54	475
Arising in the year through other comprehensive income:
Fair value gains	—	7	62	—	—	69
Fair value gains transferred to profit on disposals	—	—	(7)	—	—	(7)
Share of other comprehensive income of joint ventures and associates	—	—	22	—	—	22
Foreign exchange rate movements	(373)	—	—	56	—	(317)
Aggregate tax effect – shareholders’ tax	12	—	(21)	—	—	(9)
Total other comprehensive income for the year	(361)	7	56	56	—	(242)
Fair value gains transferred to retained earnings on disposals	—	(2)	—	—	—	(2)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(12)	(2)	1	—	—	(13)
Reserves credit for equity compensation plans	—	—	—	—	39	39
Shares issued under equity compensation plans	—	—	—	—	(28)	(28)
Balance at 31 December 2014	534	77	75	(522)	65	229
Arising in the year through other comprehensive income:
Fair value gains	—	27	(9)	—	—	18
Fair value gains transferred to profit on disposals	—	—	—	—	—	—
Share of other comprehensive income of joint ventures and associates	—	—	(14)	—	—	(14)
Foreign exchange rate movements	(377)	—	—	44	—	(333)
Aggregate tax effect – shareholders’ tax	7	—	6	—	—	13
Total other comprehensive income for the year	(370)	27	(17)	44	—	(316)
Fair value gains transferred to retained earnings on disposals	—	(33)	—	—	—	(33)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	1	—	—	—	—	1
Reserves credit for equity compensation plans	—	—	—	—	40	40
Shares issued under equity compensation plans	—	—	—	—	(35)	(35)
Balance at 31 December 2015	165	71	58	(478)	70	(114)

33 – Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2015 £m	2014 £m	2013 £m
Balance at 1 January	4,617	2,348	1,389
Profit for the year attributable to equity shareholders	918	1,569	2,008
Remeasurements of pension schemes	(235)	1,662	(674)
Dividends and appropriations (note 11)	(724)	(551)	(538)
Net shares issued under equity compensation plans	19	6	15
Realised loss on redemption of direct capital instrument	—	(57)	—
Effect of changes in non-controlling interests in existing subsidiaries	—	(36)	—
Fair value gains realised from other reserves	33	2	—
Transfer from other reserves on disposal of subsidiaries, joint ventures and associates	—	2	1
Aggregate tax effect	108	(328)	147
Balance at 31 December	4,736	4,617	2,348

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

34 – Non-controlling interests

This note gives details of the Group’s non-controlling interests and shows the movements during the year.

Non-controlling interests at 31 December comprised:

	2015 £m	2014 £m	2013 £m
Equity shares in subsidiaries	447	472	641
Share of earnings	222	202	321
Share of other reserves	226	242	259
	895	916	1,221
Preference shares in General Accident plc	250	250	250
	1,145	1,166	1,471

Movements in the year comprised:

	2015 £m	2014 £m	2013 £m
Balance at 1 January	1,166	1,471	1,574
Profit for the year attributable to non-controlling interests	161	169	143
Foreign exchange rate movements	(45)	(79)	34
Total comprehensive income attributable to non-controlling interests	116	90	177
Capital contributions from non-controlling interests	5	—	1
Non-controlling interests share of dividends declared in the year	(142)	(189)	(134)
Non-controlling interests in acquired subsidiaries[1]	504	—	—
Reclassification of non-controlling interests to liabilities[2]	(272)	—	—
Reclassification of non-controlling interests to DCI and Tier 1 notes (note 30)	(231)	—	—
Changes in non-controlling interests in subsidiaries	(1)	(206)	(147)
Balance at 31 December	1,145	1,166	1,471
1	Includes Friends Life’s Step-up Tier one Insurance Capital Securities (‘STICS’) issuances classified as equity instruments within non-controlling interests at the date of acquisition. See Note 2a for further detail.
2	On 29 May 2015, notification was given that the Group would redeem the 2005 STICS issuance. At that date the instrument was reclassified as a financial liability. The instrument was redeemed on 1 July 2015, £272 million represents the fair value of instruments recognised on acquisition, made up of the £268 million outstanding principal redeemed on 1 July 2015 and £4 million amortised subsequent to the reclassification and included within finance costs in the income statement.

The Group has no subsidiaries whose non-controlling interest (NCI) is material on the basis of their share of profit or loss.

35 – Contract liabilities and associated reinsurance

The following notes explain how the Group calculates its liabilities to policyholders for insurance and investment products it has sold to them. Notes 36 and 37 cover these liabilities and note 38 details the financial guarantees and options given for some of these products. Note 39 details the reinsurance recoverables on these liabilities while note 40 shows the effects of changes in the assumptions.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

			2015			2014
	Gross provisions[1] £m	Reinsurance assets[2] £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(125,348)	5,018	(120,330)	(98,110)	4,032	(94,078)
Participating investment contracts	(78,048)	11	(78,037)	(67,232)	3	(67,229)
Non-participating investment contracts	(103,125)	13,967	(89,158)	(50,013)	2,533	(47,480)
	(306,521)	18,996	(287,525)	(215,355)	6,568	(208,787)
Outstanding claims provisions
Long-term business	(1,702)	38	(1,664)	(1,343)	43	(1,300)
General insurance and health	(7,063)	988	(6,075)	(7,298)	724	(6,574)
	(8,765)	1,026	(7,739)	(8,641)	767	(7,874)
Provisions for claims incurred but not reported	(2,383)	607	(1,776)	(2,578)	373	(2,205)
	(317,669)	20,629	(297,040)	(226,574)	7,708	(218,866)
Provision for unearned premiums	(4,048)	289	(3,759)	(4,107)	250	(3,857)
Provision arising from liability adequacy tests[3]	(12)	—	(12)	(10)	—	(10)
Total	(321,729)	20,918	(300,811)	(230,691)	7,958	(222,733)
Less: Amounts classified as held for sale	—	—	—	1	—	1
	(321,729)	20,918	(300,811)	(230,690)	7,958	(222,732)
1	Total gross provisions at 31 December 2015 for long-term business includes £95,338 million for Friends Life business.
2	Reinsurance assets at 31 December 2015 for General insurance and health business include the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. Reinsurance assets at 31 December 2015 for long-term business include £11,927 million for Friends Life business.
3	Provision arising from liability adequacy tests relates to general insurance business only. Liability adequacy test provisions for life operations are included in other line items.

36 – Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2015			2014
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	53,875	—	53,875	44,834	—	44,834
Unit-linked non-participating	14,768	—	14,768	7,963	—	7,963
Other non-participating	56,705	—	56,705	45,313	—	45,313
	125,348	—	125,348	98,110	—	98,110
Outstanding claims provisions	1,702	7,063	8,765	1,343	7,298	8,641
Provision for claims incurred but not reported	—	2,383	2,383	—	2,578	2,578
	1,702	9,446	11,148	1,343	9,876	11,219
Provision for unearned premiums	—	4,048	4,048	—	4,107	4,107
Provision arising from liability adequacy tests	—	12	12	—	10	10
Total	127,050	13,506	140,556	99,453	13,993	113,446
Less: Amounts classified as held for sale	—	—	—	—	(1)	(1)
	127,050	13,506	140,556	99,453	13,992	113,445

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

2015	Gross £m	Reinsurance[1] £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note 36b(iv))	(6,640)	252	(6,388)
Change in provision for outstanding claims	179	4	183
	(6,461)	256	(6,205)
General insurance and health liabilities
Change in insurance liabilities (note 36c(iv) and 39c(ii))	29	(504)	(475)
Less: Unwind of discount on GI reserves and other	(10)	9	(1)
	19	(495)	(476)
Total change in insurance liabilities (note 5)	(6,442)	(239)	(6,681)
1	The change in reinsurance assets for general insurance and health business includes the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.
2014	Gross £m	Reinsurance £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note 36b(iv))	5,847	(376)	5,471
Change in provision for outstanding claims	128	4	132
	5,975	(372)	5,603
General insurance and health liabilities
Change in insurance liabilities (note 36c(iv) and 39c(ii))	(76)	49	(27)
Less: Unwind of discount on GI reserves and other	(9)	3	(6)
	(85)	52	(33)
Total change in insurance liabilities (note 5)	5,890	(320)	5,570

36 – Insurance liabilities continued

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

•	In the UK mainly in:
-	New With-Profits Sub-Fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, with the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).
-	Old With-Profits Sub-Fund (OWPSF), With-Profits Sub-Fund (WPSF) and Provident Mutual Sub-Fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, with the shareholders receiving the balance.
-	‘Non-profit’ funds of Aviva Annuity UK, UKLAP, Friends Life Limited and Friends Life and Pensions Limited, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.
-	The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the ‘lock-in’ criteria set by the Reattribution Scheme have been met. The RIEESA has been used to write non-profit business and also to provide capital support to NWPSF.
-	The Friends Provident With-Profits Fund (FP WPF) where shareholders are entitled to 10% of the distributed profits, plus 60% of the surplus arising on pre-demutualisation non-profit and unitised business and non-investment sources of surplus on policies held by post-demutualisation policyholders. The Friends Provident demutualisation occurred in 2001.
-	The Friends Provident Life Assurance Limited With-Profits Fund (FPLAL WPF), which is closed to new business and where policyholders are entitled to 100% of the distributed profits.
-	The Friends Life Company Limited New With-Profits Fund (FLC New WPF), the Friends Life Company Limited Old With-Profits Fund (FLC Old WPF), the Friends Life WL Limited (formally known as Winterthur Life UK Limited) With-Profits Fund (WL WPF) and Friends Life Assurance Society With-Profits Fund (FLAS WPF) which are closed to new business and where policyholders are entitled to 90% of the distributed profits aside from certain policies in the FLC New WPF and the FLC Old WPF with guaranteed bonus rates, where the shareholders do not receive one-ninth of the bonus.
•	In France, the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.
•	In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

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

For UK with-profit life funds falling within the scope of the PRA realistic capital regime, and hence FRS 27, an amount is recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our UK with-profit funds, other than FLAS, FLC and WL WPFs, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus. For FLAS, FLC and WL WPFs the non-profit PVFP is offset against the related participating insurance and investment contract liabilities.

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

36 – Insurance liabilities continued

(a) UK

With-profit business

The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders’ share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities, which includes the value of any ‘planned enhancements’ to benefits agreed by the company. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

•	Maturity Guarantees;
•	Guarantees on surrender, including no-MVR (Market Value Reduction) Guarantees and Guarantees linked to inflation;
•	Guaranteed Annuity Options;
•	GMP (Guaranteed Minimum Pension) underpin on Section 32 transfers; and
•	Expected payments under Mortgage Endowment Promise.

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

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK swaps is used for the valuation of With-Profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2015 of 2.04% (2014: 1.88%) for a policy with ten years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2015	2014
Equity returns	22.6%	22.3%
Property returns	16.0%	15.0%
Fixed interest yields	30.6%	27.2%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses

Annual bonus assumptions for 2016 have been set consistently with the year-end 2015 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2015	2014
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

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

Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2015	2014
Assurances
Life conventional non-profit	1.8%	1.7%
Pensions conventional non-profit	2.3%	2.1%
Annuities
Conventional immediate and deferred annuities	0.9% to 3.6%	1.3% to 3.3%
Non-unit reserves on Unit Linked business
Life	1.8%to 2.9%	1.7%
Pensions	1.8% to 3.5%	2.1%
Income Protection
Active lives	2.0%	1.8%
Claims in payment – level	2.0%	1.8%
Claims in payment – index linked	0.0%	(0.9)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 58bps and 59bps respectively at 31 December 2015 (2014: 55 bps and 87 bps respectively). For corporate bonds, the allowance represented approximately 32% of the average credit spread for the portfolio (2014: 40%). The reduction in the credit allowance for mortgages is primarily driven by UK Life’s commercial mortgage loans restructure and recovery programme which completed in 2015 with the sale of £2.2 billion of commercial mortgage loans to Lone Star. The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.5 billion (2014: £1.9 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £47 billion at 31 December 2015 (2014: £34 billion), with the £13 billion increase mainly due to the acquisition of Friends Life business.

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2015	2014
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

36 – Insurance liabilities continued

For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 101.5% of PCMA00 (2014: 101.5% of PCMA00) with base year 2000; for Females the underlying mortality assumptions are 96.5% of PCFA00 (2014: 96.5% of PCFA00) with base year 2000. Improvements are based on CMI_2013 with a long-term improvement rate of 1.75% (2014:1.75%) for males and 1.5% (2014: 1.5%) for females, both with an addition of 0.5% (2014: 0.5%) to all future annual improvement. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

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

	Valuation discount rates	Mortality tables used
	2015 and 2014	2015 and 2014
TD73-77, TD88-90,TH00-02
TF00-02, H_AVDBS, F_AVDBS
Life assurances	0% to 4.5%	H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

(c) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the gross long-term business provisions during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	98,110	94,972
Provisions in respect of new business	4,059	4,796
Expected change in existing business provisions	(8,180)	(5,806)
Variance between actual and expected experience	428	1,383
Impact of operating assumption changes	(735)	(1,118)
Impact of economic assumption changes	(2,242)	6,819
Other movements	30	(227)
Change in liability recognised as an expense (note 36a(ii))	(6,640)	5,847
Effect of portfolio transfers, acquisitions and disposals[1,2]	35,099	(805)
Foreign exchange rate movements	(1,221)	(1,904)
Carrying amount at 31 December	125,348	98,110
1	The movement during 2015 relates to Friends Life, as at the acquisition date.
2	The movement during 2014 includes £103 million related to the disposal of Eurovita, £696 million related to the disposal of CxG and £6 million related to the restructuring of our operations in Indonesia.

For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.

The impact of operating assumption changes of £(0.7) billion in 2015 reduces the carrying value of insurance liabilities and relates mainly to expense and mortality releases in the UK business (with the impact on profit significantly offset by a corresponding reduction in reinsurance assets).

The £(2.2) billion impact of economic assumption changes reflects an increase in valuation interest rates in response to increased interest rates and widening spreads, primarily in respect of immediate annuity and participating insurance contracts in the UK.

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

36 – Insurance liabilities continued

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

	As at 31 December 2015			As at 31 December 2014
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,509	1,055	4,564	3,510	1,130	4,640
Property	1,339	158	1,497	1,402	67	1,469
Liability	1,776	1,106	2,882	1,916	1,224	3,140
Creditor	23	18	41	25	21	46
Other	416	46	462	445	136	581
	7,063	2,383	9,446	7,298	2,578	9,876

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2015	2014	2015	2014
Reinsured London Market business	2.0%	2.1%	9 years	10 years
Latent claims	0.00% to 2.30%	0.16% to 2.75%	6 to 15 years	6 to 15 years
Structured settlements	2.1%	2.0%	38 years	35 years

The gross outstanding claims provision before discounting was £9,911 million (2014: £10,326 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

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

During 2015, the propensity for new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis, has remained fairly stable.

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

36 – Insurance liabilities continued

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

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £30 million (2014: £245 million) greater than the best estimate, or £60 million (2014: £75 million) lower than the best estimate. The upper scenario has reduced significantly during 2015 due to reinsurance purchased by the UK general insurance business to cover a large proportion of these liabilities. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2015, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £60 million (2014: £120 million), excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact has reduced significantly during 2015 due to reinsurance purchased by the UK general insurance business to cover a large proportion of these liabilities. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 53.

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

The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However, an allowance has been included in provisions to reflect the potential for a change in the Ogden discount rates. A reduction in the Ogden discount rates would increase lump sum payments to UK bodily injury claimants.

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	9,876	10,298
Impact of changes in assumptions	115	211
Claim losses and expenses incurred in the current year	5,889	5,950
Decrease in estimated claim losses and expenses incurred in prior periods	(463)	(329)
Incurred claims losses and expenses	5,541	5,832
Less:
Payments made on claims incurred in the current year	(3,153)	(3,253)
Payments made on claims incurred in prior periods	(2,650)	(2,933)
Recoveries on claim payments	281	269
Claims payments made in the period, net of recoveries	(5,522)	(5,917)
Unwind of discounting	10	9
Changes in claims reserve recognised as an expense (note 36a(ii))	29	(76)
Effect of portfolio transfers, acquisitions and disposals	(64)	(121)
Foreign exchange rate movements	(395)	(222)
Other movements	—	(3)
Carrying amount at 31 December	9,446	9,876

The effect of changes in the main assumptions is given in note 40.

36 – Insurance liabilities continued

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2006 to 2015. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2006, by the end of 2015 £7,077 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £7,533 million was re-estimated to be £7,207 million at 31 December 2015.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. The Group establishes strong reserves in respect of the current accident year (2015) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2015 were:

•	£166 million release from UK & Ireland due to favourable development on personal and commercial motor, commercial liability and commercial property claims.
•	£109 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
•	£52 million release from Europe mainly due to favourable development in France and Italy.

There was also a £659 million reduction in net claim reserves due to the reinsurance purchased during 2015 covering a large proportion of the Group’s latent claim liabilities.

Key elements of the movement in prior accident year general insurance and health net provisions during 2014 were:

•	£112 million release from UK & Ireland due to favourable development on personal and commercial motor, and commercial property claims.
•	£97 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
•	£15 million release from Europe mainly due to favourable development in France and Italy, partly offset by strengthening of motor third party claims in Turkey.

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)	(3,102)	(2,991)
One year later		(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)	(4,476)	(4,295)
Two years later		(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)	(4,812)	(4,916)
Three years later		(6,272)	(7,513)	(8,304)	(6,393)	(6,163)	(5,457)	(5,118)
Four years later		(6,531)	(7,836)	(8,607)	(6,672)	(6,405)	(5,712)
Five years later		(6,736)	(8,050)	(8,781)	(6,836)	(6,564)
Six years later		(6,936)	(8,144)	(8,906)	(6,958)
Seven years later		(7,015)	(8,224)	(8,986)
Eight years later		(7,062)	(8,257)
Nine years later		(7,077)
Estimate of gross ultimate claims
At end of accident year		7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122	5,896	5,851
One year later		7,318	8,468	9,322	7,297	7,006	6,330	6,028	6,039	5,833
Two years later		7,243	8,430	9,277	7,281	6,950	6,315	6,002	6,029
Three years later		7,130	8,438	9,272	7,215	6,914	6,292	5,952
Four years later		7,149	8,409	9,235	7,204	6,912	6,262
Five years later		7,167	8,446	9,252	7,239	6,906
Six years later		7,167	8,381	9,213	7,217
Seven years later		7,176	8,381	9,207
Eight years later		7,184	8,378
Nine years later		7,207
Estimate of gross ultimate claims		7,207	8,378	9,207	7,217	6,906	6,262	5,952	6,029	5,833	5,851
Cumulative payments		(7,077)	(8,257)	(8,986)	(6,958)	(6,564)	(5,712)	(5,118)	(4,916)	(4,295)	(2,991)
	2,329	130	121	221	259	342	550	834	1,113	1,538	2,860	10,297
Effect of discounting	(407)	(12)	(1)	(4)	(19)	(17)	3	(6)	(2)	—	—	(465)
Present value	1,922	118	120	217	240	325	553	828	1,111	1,538	2,860	9,832
Cumulative effect of foreign exchange movements	—	5	(1)	(28)	(32)	(47)	(65)	(76)	(77)	(76)	—	(397)
Effect of acquisitions	7	4	—	—	—	—	—	—	—	—	—	11
Present value recognised in the statement of financial position	1,929	127	119	189	208	278	488	752	1,034	1,462	2,860	9,446

36 – Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	Total £m
Net cumulative claim payments
At end of accident year		(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)	(2,972)	(2,867)
One year later		(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)	(4,240)	(4,079)
Two years later		(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)	(4,575)	(4,649)
Three years later		(6,181)	(7,356)	(8,094)	(6,177)	(5,905)	(5,263)	(4,870)
Four years later		(6,434)	(7,664)	(8,356)	(6,410)	(6,137)	(5,485)
Five years later		(6,625)	(7,852)	(8,515)	(6,568)	(6,278)
Six years later		(6,724)	(7,942)	(8,626)	(6,657)
Seven years later		(6,789)	(8,004)	(8,682)
Eight years later		(6,831)	(8,033)
Nine years later		(6,853)
Estimate of net ultimate claims
At end of accident year		7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838	5,613	5,548
One year later		7,197	8,302	9,104	7,067	6,751	6,103	5,765	5,745	5,575
Two years later		7,104	8,244	9,028	7,036	6,685	6,095	5,728	5,752
Three years later		6,996	8,249	9,007	6,978	6,644	6,077	5,683
Four years later		6,980	8,210	8,962	6,940	6,634	6,034
Five years later		6,992	8,221	8,949	6,977	6,614
Six years later		6,939	8,149	8,926	6,908
Seven years later		6,938	8,143	8,894
Eight years later		6,947	8,133
Nine years later		6,948
Estimate of net ultimate claims		6,948	8,133	8,894	6,908	6,614	6,034	5,683	5,752	5,575	5,548
Cumulative payments		(6,853)	(8,033)	(8,682)	(6,657)	(6,278)	(5,485)	(4,870)	(4,649)	(4,079)	(2,867)
	761	95	100	212	251	336	549	813	1,103	1,496	2,681	8,397
Effect of discounting	(116)	(12)	(1)	(4)	(19)	(17)	3	(6)	(2)	—	—	(174)
Present value	645	83	99	208	232	319	552	807	1,101	1,496	2,681	8,223
Cumulative effect of foreign exchange movements	—	5	(1)	(28)	(31)	(45)	(62)	(74)	(74)	(73)	—	(383)
Effect of acquisitions	7	4	—	—	—	—	—	—	—	—	—	11
Present value recognised in the statement of financial position	652	92	98	180	201	274	490	733	1,027	1,423	2,681	7,851

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

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2006. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2015 were £237 million (2014: £984 million). The movement in the year reflects a reduction of £705 million due to the reinsurance purchased by the UK general insurance business during 2015 covering a large proportion of these liabilities, favourable claims development of £22 million, claim payments net of reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2015 £m	2014 £m
Carrying amount at 1 January	4,107	4,226
Premiums written during the year	8,738	8,943
Less: Premiums earned during the year	(8,613)	(8,935)
Changes in UPR recognised as an (income)/expense	125	8
Gross portfolio transfers and acquisitions	—	(31)
Foreign exchange rate movements	(184)	(96)
Carrying amount at 31 December	4,048	4,107

37 – Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount

The liability for investment contracts (gross of reinsurance) at 31 December comprised:

	2015 £m	2014 £m
Long-term business
Participating contracts	78,048	67,232
Non-participating contracts at fair value	103,125	50,013
Total	181,173	117,245

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

Of the non-participating investment contracts measured at fair value, £101,216 million in 2015 are unit-linked in structure and the fair value liability is equal to the current unit fund value, including any unfunded units, plus if required, additional non-unit reserves based on a discounted cash flow analysis. These contracts are generally classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number of units in issue, and any non-unit reserve is insignificant.

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

For non-participating investment contracts acquired in a business combination, an acquired value of in-force business asset is recognised in respect of the fair value of the investment management services component of the contracts, which is amortised on a systematic basis over the useful lifetime of the related contracts. The amount of the acquired value of in-force business asset is shown in note 13, which relates primarily to the acquisition of Friends Life in 2015.

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

(c) Movements in the year

The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2015 £m	2014 £m
Carrying amount at 1 January	67,232	70,628
Provisions in respect of new business	3,710	4,144
Expected change in existing business provisions	(4,219)	(1,972)
Variance between actual and expected experience	1,590	713
Impact of operating assumption changes	43	14
Impact of economic assumption changes	97	303
Other movements	49	16
Change in liability recognised as an expense	1,270	3,218
Effect of portfolio transfers, acquisitions and disposals[1]	12,245	(2,671)
Foreign exchange rate movements	(2,699)	(3,943)
Carrying amount at 31 December	78,048	67,232
1	The movement during 2015 relates to Friends Life, as at the acquisition date and the movement during 2014 relates to the disposal of Eurovita.
208

37 – Liability for investment contracts continued

For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.

The variance between actual and expected experience of £1.6 billion is primarily driven by favourable equity returns in Europe.

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

(ii) Non-participating investment contracts

	2015 £m	2014 £m
Carrying amount at 1 January	50,013	48,140
Provisions in respect of new business	2,644	2,273
Expected change in existing business provisions	(2,726)	(1,442)
Variance between actual and expected experience	(2,906)	1,575
Impact of operating assumption changes	32	2
Impact of economic assumption changes	3	11
Other movements	38	8
Change in liability	(2,915)	2,427
Effect of portfolio transfers, acquisitions and disposals[1]	56,401	(20)
Foreign exchange rate movements	(374)	(534)
Carrying amount at 31 December	103,125	50,013
1	The movement during 2015 relates to Friends Life, as at the acquisition date and the movement during 2014 relates to the disposal of Eurovita.

For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. The variance between actual and expected experience of £2.9 billion is primarily driven by the impact of adverse equity returns in the UK.

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

(a) UK and Ireland Life with-profit business

In the UK, life insurers are required to comply with the PRA’s realistic reporting regime for their with-profit funds for the calculation of PRA liabilities. Under the PRA’s rules, provision for guarantees and options within realistic liabilities are measured at fair value, using market-consistent stochastic models. A stochastic approach includes measuring the time value of guarantees and options, which represents the additional cost arising from uncertainty surrounding future economic conditions.

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

These guarantees as at 31 December 2015 are ‘out-of-the-money’ (2014: £0.1 million ‘in-the-money’). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies.

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

Realistic liabilities for GAOs in the UK with-profit funds were £2,043 million at 31 December 2015, which includes £968 million relating to the recently acquired Friends Life business (2014: £1,198 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £196 million at 31 December 2015 (2014: £197 million).

Products with GAOs similar to those offered in the UK have been issued in Ireland. The net provision as at 31 December 2015 for such options is £317 million (2014: £273 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs in Ireland are ‘in-the-money’ at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of derivatives (receiver swaps and payer swaptions).

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

(i) Guaranteed annuity options

Similar options to those written on with-profit business have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £112 million at 31 December 2015, which includes £86 million relating to the recently acquired Friends Life business (2014: £33 million).

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

(c) Overseas life businesses

In addition to guarantees written in the Group’s UK and Ireland life businesses, our overseas businesses have also written contracts containing guarantees and options. Details of the significant guarantees and options provided by overseas life businesses are set out below.

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at full year 2015.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £31 billion at 31 December 2015 (2014: £32 billion). The guaranteed minimum bonus is agreed between Aviva France and the AFER association at the end of each year, in respect of the following year. The bonus was 3.05% for 2015 (2014: 3.20%) compared with an accounting income from the fund of 3.54% (2014: 3.69%).

Non-AFER contracts with guaranteed surrender values had liabilities of £16 billion at 31 December 2015 (2014: £16 billion) and all guaranteed annual bonus rates are between 0% and 4.5%. For non-AFER business the accounting income return exceeded guaranteed bonus rates in 2015.

38 – Financial guarantees and options continued

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2015 for this guarantee is £29 million (2014: £28 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2015, total sums at risk for these contracts were £44 million (2014: £70 million) out of total unit-linked funds of £16 billion (2014: £15 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £45 million (2014: £36 million) if yields were to decrease by 1% per annum and by £10 million (2014: £12 million) if equity markets were to decline by 10% from year end 2015 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and up to 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2015, total liabilities for the Spanish business were £1 billion (2014: £1 billion) with a further reserve of £14 million (2014: £6 million) for guarantees.

Total liabilities for the Italian business were £13.8 billion (2014: £13.9 billion), with a further provision of £41 million (2014: £42 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £12 million (2014: £34 million) in Spain and £nil (2014: £nil) in Italy if interest rates fell by 1% (subject to a minimum of 0%) from end 2015 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 0.91% and no lapses or premium discontinuances. In the local valuation there is no allowance for stochastic modelling of guarantees and options.

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

39 – Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2015 £m1	2014 £m
Long-term business
Insurance contracts	5,018	4,032
Participating investment contracts	11	3
Non-participating investment contracts[2]	13,967	2,533
	18,996	6,568
Outstanding claims provisions	38	43
	19,034	6,611
General insurance and health
Outstanding claims provisions[3]	988	724
Provisions for claims incurred but not reported[3]	607	373
	1,595	1,097
Provisions for unearned premiums	289	250
	1,884	1,347
Total	20,918	7,958
1	Reinsurance assets at 31 December 2015 for long-term non-participating investment contracts includes £11,927 million for Friends Life business.
2	Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.
3	Reinsurance assets at 31 December 2015 for General insurance and health business include the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

Of the above total, £16,341 million (2014: £5,974 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

39 – Reinsurance assets continued

(c) Movements

The following movements have occurred in the reinsurance assets during the year:

(i) In respect of long-term business provisions

	2015 £m	2014 £m
Carrying amount at 1 January	6,568	5,784
Assets in respect of new business	664	316
Expected change in existing business assets	197	7
Variance between actual and expected experience	(1,007)	536
Impact of operating assumption changes	(351)	(585)
Impact of economic assumption changes	(177)	554
Other movements[1]	636	34
Change in assets	(38)	862
Effect of portfolio transfers, acquisitions and disposals[2]	12,504	(13)
Foreign exchange rate movements	(38)	(65)
Carrying amount at 31 December	18,996	6,568
1	The other movements in 2015 include the reclassification of the UK Life staff pension scheme investments in Blackrock and Schroder life insurance funds from investments to reinsurance assets.
2	The movement during 2015 relates to Friends Life, as at the acquisition date. The movement during 2014 includes £12 million related to the disposal of Eurovita and £1 million related to the disposal of CxG.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets and mainly relates to business in the UK, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related liabilities and other non-financial assets.

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2015 £m	2014 £m
Carrying amount at 1 January	1,097	1,164
Impact of changes in assumptions	14	65
Reinsurers’ share of claim losses and expenses
Incurred in current year	301	292
Incurred in prior years[1]	527	(105)
Reinsurers’ share of incurred claim losses and expenses	828	187
Less:
Reinsurance recoveries received on claims
Incurred in current year	(121)	(131)
Incurred in prior years	(225)	(173)
Reinsurance recoveries received in the year	(346)	(304)
Unwind of discounting	8	3
Change in reinsurance asset recognised as income (note 36a(ii))	504	(49)
Effect of portfolio transfers, acquisitions and disposals	(4)	(31)
Foreign exchange rate movements	(2)	8
Other movements	—	5
Carrying amount at 31 December	1,595	1,097
1	The change in reinsurance assets includes the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

(iii) Reinsurers’ share of the provision for UPR

	2015 £m	2014 £m
Carrying amount at 1 January	250	256
Premiums ceded to reinsurers in the year[1]	1,360	643
Less: Reinsurers’ share of premiums earned during the year[1]	(1,346)	(634)
Changes in reinsurance asset recognised as income	14	9
Reinsurers’ share of portfolio transfers and acquisitions	33	(2)
Foreign exchange rate movements	(8)	(10)
Other movements	—	(3)
Carrying amount at 31 December	289	250
1	Includes £712 million of premiums ceded on completion of the outward reinsurance contract taken out by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.
212

40 – Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2014 to 2015, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2015 £m	Effect on profit 2014 £m	Effect on profit 2013 £m
Assumptions
Long-term insurance business
Interest rates	2,053	(4,578)	1,389
Expenses	248	75	3
Persistency rates	(2)	15	(1)
Mortality for assurance contracts	1	20	8
Mortality for annuity contracts	17	283	85
Tax and other assumptions	48	75	20
Investment contracts
Interest rates	—	(2)	—
Expenses	(4)	—	—
General insurance and health business
Change in discount rate assumptions	(100)	(145)	33
Change in loss ratio assumptions	—	—	3
Change in expense ratio and other assumptions	1	1	—
Total	2,262	(4,256)	1,540

The impact of interest rates on long-term business relates primarily to UK annuities, where an increase in the valuation interest rates, reflecting an increase in risk-free rates and widening of spreads, has reduced liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

There has been a release of expense reserves for the UK Life business following actions to reduce the current and long-term cost base. There has been a release of the annuitant mortality reserves following the annual review of experience in UK Life.

Tax and other assumptions in 2015 includes an impact of £48 million driven by a reduction in the best estimate allowance for the cost of the Mortgage Protection Guarantee in the UK.

The adverse change in discount rate assumptions on general insurance and health business of £100 million arises as a result of a decrease in the swap rates used to discount latent claim reserves, and a decrease in the swap rates, net of expected future inflation, used to value periodic payment orders. In 2014 discount rate assumption changes were £145 million adverse (2013: £33 million favourable) due to a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

41 – Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.

This note shows the movements in the UDS during the year.

	2015 £m	2014 £m
Carrying amount at 1 January	9,467	6,709
Change in participating contract assets	(935)	3,087
Change in participating contract liabilities	(36)	299
Other movements	(13)	(22)
Change in liability recognised as an expense	(984)	3,364
Effect of portfolio transfers, acquisition and disposals	724	(131)
Foreign exchange rate movements	(396)	(444)
Other movements	—	(31)
	8,811	9,467

The amount of UDS has decreased to £8.8 billion at 31 December 2015 (2014: £9.5 billion), despite the acquisition of Friends Life in April 2015 which increased the UDS balance by £724 million. The reduction is driven primarily by adverse investment market movements in Continental Europe, mainly caused by the increase in interest rates and corporate bond yields during the year. In addition, the UDS has reduced by £396 million due predominantly to the weakening of the euro.

Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.

In both Italy and Spain, all participating funds had positive UDS balances at 31 December 2015, and consequently testing of negative UDS was not required. In Italy, the carrying value of UDS was £840 million positive (2014: £953 million positive); in Spain, the carrying value of UDS was £207 million positive (2014: £248 million positive).

42 – Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £4 million and £50 million (2014: £15 million and £13 million), respectively.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2015 £m	2014 £m
Deferred tax assets	131	76
Deferred tax liabilities	(2,074)	(1,091)
Net deferred tax liability	(1,943)	(1,015)

(ii) The net deferred tax liability arises on the following items:

	2015 £m	2014 £m
Long-term business technical provisions and other insurance items	1,433	2,263
Deferred acquisition costs	(205)	(251)
Unrealised gains on investments	(2,571)	(2,885)
Pensions and other post-retirement obligations	(354)	(499)
Unused losses and tax credits	247	227
Subsidiaries, associates and joint ventures	(16)	(12)
Intangibles and additional value of in-force long-term business	(814)	(170)
Provisions and other temporary differences	337	312
Net deferred tax liability	(1,943)	(1,015)

(iii) The movement in the net deferred tax liability was as follows:

	2015 £m	2014 £m
Net liability at 1 January	(1,015)	(312)
Acquisition and disposal of subsidiaries[1]	(1,338)	5
Amounts credited/(charged) to income statement (note 9a)	339	(291)
Amounts credited/(charged) to other comprehensive income (note 9b)	55	(445)
Foreign exchange rate movements	20	28
Other movements	(4)	—
Net liability at 31 December	(1,943)	(1,015)
1	The movement during 2015 relates to the acquisition of Friends Life.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future taxable profits will be available. Where this is the case, the directors have relied on business plans supporting future profits.

The Group has unrecognised gross tax losses (excluding capital losses) and other temporary differences of £562 million (2014: £694 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £51 million will expire within the next 20 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised gross capital losses of £509 million (2014: £434 million). These have no expiry date.

There are no temporary differences in respect of unremitted overseas retained earnings for which deferred tax liabilities have not been recognised at 31 December 2015 (2014: £nil).

As legislated in Finance (No 2) Act 2015, which was substantively enacted on 26 October 2015, the UK corporation tax rate will reduce to 19% from 1 April 2017 and to 18% from 1 April 2020. The reductions in rate from 20% to 19% and then to 18% have been used in the calculation of the UK’s deferred tax assets and liabilities as at 31 December 2015. In addition, the calculation of deferred tax assets and liabilities in France and Italy reflect the reduction in corporation tax rates from 38% to 34.43% (effective 1 January 2016) and from 34.3% to 30.8% (effective 1 January 2017) respectively. The reduction in the future corporation tax rates in the UK, France and Italy has resulted in a reduction in the Group’s net deferred tax liabilities of £120 million, comprising a £82 million credit included in the income statement and a £38 million credit included in the statement of comprehensive income.

On 16 March 2016, the UK Government announced that the rate of corporation tax will be 17% from 1 April 2020. A 1% reduction in the tax rate applied to the UK deferred tax liability at 31 December 2015 would reduce the liability by approximately £35 million.

The UK Government also announced changes to the legislation governing the use of brought forward losses. The proposals would restrict to 50% the amount of profits that can be offset by carried forward losses. The impact on the recognition of the Group’s deferred tax assets will be assessed when details of the proposed legislation are known.

43 – Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2015 £m	2014 £m
Total IAS 19 obligations to main staff pension schemes (note 44(a))	686	391
Deficits in other staff pension schemes	46	43
Total IAS 19 obligations to staff pension schemes	732	434
Restructuring provisions	166	97
Other provisions	518	348
Total provisions	1,416	879

Other provisions comprise provisions throughout the Group for obligations such as costs of compensation, litigation and staff entitlements.

(b) Movements on restructuring and other provisions

			2015			2014
	Restructuring provisions £m	Other provisions £m	Total £m	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	97	348	445	140	437	577
Additional provisions	382	112	494	74	150	224
Unused amounts reversed	(7)	(130)	(137)	—	(118)	(118)
Change in the discounted amount arising from passage of time	1	1	2	—	2	2
Charge/(release) to income statement	376	(17)	359	74	34	108
Utilised during the year	(307)	(108)	(415)	(115)	(112)	(227)
Acquisition/(disposal) of subsidiaries	—	297	297	—	(7)	(7)
Foreign exchange rate movements	—	(2)	(2)	(2)	(4)	(6)
At 31 December	166	518	684	97	348	445

Movements during 2015 primarily relate to the acquisition of Friends Life.

Of the total restructuring and other provisions, £199 million (2014: £103 million) is expected to be settled more than one year after the statement of financial position date.

44 – Pension obligations

(a) Introduction

The Group operates a number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2015 are shown below.

				2015				2014
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets (see b(ii) below)	15,445	484	232	16,161	14,733	483	258	15,474
Present value of defined benefit obligation	(13,344)	(673)	(307)	(14,324)	(12,079)	(748)	(343)	(13,170)
Net IAS19 surpluses/(deficits) in the schemes	2,101	(189)	(75)	1,837	2,654	(265)	(85)	2,304

Surpluses included in other assets (note 24)	2,523	—	—	2,523	2,695	—	—	2,695
Deficits included in provisions (note 43)	(422)	(189)	(75)	(686)	(41)	(265)	(85)	(391)
Net IAS19 surpluses/(deficits) in the schemes	2,101	(189)	(75)	1,837	2,654	(265)	(85)	2,304

This note gives full IAS 19, Employee Benefits, disclosures for the above material schemes. The smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 43). Similarly, while the charges to the income statement for the main schemes are shown in section (b)(i) below, the total charges for all pension schemes are disclosed in section (d) below.

The assets of the UK, Irish and Canadian schemes are held in separate trustee-administered funds to meet long-term pension liabilities to past and present employees. In all schemes, the appointment of trustees of the funds is determined by their trust documentation, and they are required to act in the best interests of the schemes’ beneficiaries. The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long-term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes.

A full actuarial valuation of each of the defined benefit schemes is carried out at least every three years for the benefit of scheme trustees and members. Actuarial reports have been submitted for each scheme within this period, using appropriate methods for the respective countries on local funding bases.

44 – Pension obligations continued

The number of scheme members was as follows:

	United Kingdom			Ireland		Canada
	2015 Number	2014 Number	2015 Number	2014 Number	2015 Number	2014 Number
Deferred members	56,130	51,239	1,937	1,957	715	784
Pensioners	36,799	32,360	771	763	1,344	1,360
Total members	92,929[1]	83,599	2,708	2,720	2,059	2,144
1	The net increase in members in the UK is primarily due to the Friend Provident Pension Scheme, which as at 31 December 2015 has 9,688 deferred members and 4,125 pensioners.

All schemes are closed to future accrual. Closure of the schemes has removed the volatility associated with additional future accrual for active members.

(i) UK schemes

In the UK, the Group operates three main pension schemes, the Aviva Staff Pension Scheme (ASPS), the smaller RAC (2003) Pension Scheme which was retained after the sale of RAC Limited in September 2011 and the Friends Provident Pension Scheme (FPPS) which was acquired during the year as part of the Friends Life acquisition. As the defined benefit section of the UK schemes is now closed to both new members and future accrual, existing deferred members in active service and new entrants participate in the defined contribution section of the ASPS. The UK schemes operate within the UK pensions’ regulatory framework.

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

(i) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ surpluses and deficits comprise:

	Fair Value of Scheme Assets	Present Value of defined benefit obligation	IAS 19 Pensions net surplus/ (deficits)
2015	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	15,474	(13,170)	2,304
Past service costs – amendments	—	1	1
Administrative expenses[1]	—	(15)	(15)
Total pension cost charged to net operating expenses	—	(14)	(14)
Net interest credited/(charged) to investment income /(finance costs)[2]	584	(504)	80
Total recognised in income	584	(518)	66

Remeasurements:
Actual return on these assets	99	—	99
Less: Interest income on scheme assets	(584)	—	(584)
Return on scheme assets excluding amounts in interest income	(485)	—	(485)
Gains from change in financial assumptions	—	234	234
Gains from change in demographic assumptions	—	3	3
Experience gains	—	13	13
Total recognised in other comprehensive income	(485)	250	(235)

Acquisitions – gross surplus	1,701	(1,633)	68
Acquisitions – consolidation elimination for non-transferable Group insurance policy[3]	(631)	—	(631)
Acquisitions – net deficit	1,070	(1,633)	(563)
Employer contributions	240	—	240
Plan participant contributions	3	(3)	—
Benefits paid	(656)	656	—
Administrative expenses paid from scheme assets[1]	(15)	15	—
Foreign exchange rate movements	(54)	79	25
Net IAS 19 surplus in the schemes at 31 December	16,161	(14,324)	1,837
1	Administrative expenses are expensed as incurred.
2	Net interest income of £105 million has been credited to investment income and net interest expense of £25 million has been charged to finance costs (see Note 6).
3	The gross surplus of £68 million on acquisition relates to the FPPS. As the FPPS assets include an insurance policy of £631 million at acquisition date, issued by a Group company that is not transferable under IAS 19, it is eliminated from the scheme assets.

The present value of unfunded post-retirement benefit obligations included in the table above is £111 million at 31 December 2015 (2014: £120 million).

44 – Pension obligations continued

The net surplus at 31 December 2015 includes FPPS following the acquisition of Friends Life. Remeasurements recognised in other comprehensive income reflect reduced asset values driven by a rise in interest rates in the UK partly offset by a decrease in the defined benefit obligation due to an increase in the UK discount rate. These impacts were offset in the net surplus by employer contributions.

	Fair Value of Scheme Assets	Present Value of defined benefit obligation	IAS 19 Pensions net surplus/ (deficits)
2014	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	12,398	(12,159)	239
Administrative expenses[1]	—	(27)	(27)
Total pension cost charged to net operating expenses	—	(27)	(27)
Net interest credited/(charged) to investment income /(finance costs)[2]	542	(522)	20
Total recognised in income from continuing operations	542	(549)	(7)

Remeasurements:
Actual return on these assets	3,135	—	3,135
Less: Interest income on scheme assets	(542)	—	(542)
Return on scheme assets excluding amounts in interest income	2,593	—	2,593
Losses from change in financial assumptions	—	(1,063)	(1,063)
Gains from change in demographic assumptions	—	150	150
Experience losses	—	(18)	(18)
Total recognised in other comprehensive income from continuing operations	2,593	(931)	1,662

Employer contributions	391	—	391
Plan participant contributions	—	—	—
Benefits paid	(385)	385	—
Administrative expenses paid from scheme assets[1]	(27)	27	—
Foreign exchange rate movements	(38)	57	19
Net IAS 19 surplus in the schemes at 31 December	15,474	(13,170)	2,304
1	Administrative expenses are expensed as incurred.
2	Net interest income of £33 million has been credited to investment income and net interest expense of £13 million has been charged to finance costs (see note 6).
	Fair Value of Scheme Assets	Present Value of defined benefit obligation	IAS 19 Pensions net surplus/ (deficits)
2013	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	12,281	(11,675)	606
Current service costs	—	(4)	(4)
Past service costs – amendments[1]	—	142	142
Past service costs – curtailment gain	—	5	5
Administrative expenses[2]	—	(18)	(18)
Total pension cost charged to net operating expenses	—	125	125
Net interest credited/(charged) to investment income /(finance costs)[3]	543	(506)	37
Total recognised in income from continuing operations	543	(381)	162

Remeasurements:
Actual return on these assets	366	—	366
Less: Interest income on scheme assets	(543)	—	(543)
Return on scheme assets excluding amounts in interest income	(177)	—	(177)
Losses from change in financial assumptions	—	(730)	(730)
Gains from change in demographic assumptions	—	186	186
Experience gains	—	47	47
Total recognised in other comprehensive income from continuing operations	(177)	(497)	(674)

Employer contributions	149	—	149
Plan participant contributions	1	(1)	—
Benefits paid	(371)	371	—
Administrative expenses paid from scheme assets[2]	(18)	18	—
Foreign exchange rate movements	(10)	6	(4)
Net IAS 19 surplus in the schemes at 31 December	12,398	(12,159)	239
1	Includes £145 million gain relating to plan amendments in Ireland.
2	Administrative expenses are expensed as incurred.
3	Net interest income of £57 million has been credited to investment income and net interest expense of £20 million has been charged to finance costs (see note 6).
4	Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

44 – Pension obligations continued

(ii) Scheme assets

Scheme assets are stated at their fair values at 31 December 2015.

Total scheme assets are comprised by scheme as follows:

				2015				2014
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest	5,542	216	133	5,891	5,519	213	130	5,862
Index-linked	5,758	114	—	5,872	5,568	122	—	5,690
Equities	70	—	—	70	98	—	—	98
Property	377	7	—	384	328	9	—	337
Pooled investment vehicles	2,904	143	96	3,143	2,010	137	110	2,257
Derivatives	96	—	—	96	584	1	—	585
Cash and other[1]	1,244	4	3	1,251	626	1	18	645
Total fair value of assets	15,991	484	232	16,707	14,733	483	258	15,474
Less: consolidation elimination for non-transferable Group insurance policy[2]	(546)	—	—	(546)	—	—	—	—
Total IAS 19 fair value of scheme assets	15,445	484	232	16,161	14,733	483	258	15,474

1	Cash and other assets comprise cash at bank, insurance policies, receivables and payables.
2	FPPS assets are included in the UK balances. As at 31 December 2015, the FPPS’s cash and other balances includes an insurance policy of £546 million issued by a Group company that is not transferable under IAS 19 and is consequently eliminated from the Group’s IAS 19 scheme assets.

Total scheme assets are analysed by those that have a quoted market price in active market and other as follows:

			2015			2014
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest	2,796	3,095	5,891	2,907	2,955	5,862
Index-linked	5,436	436	5,872	5,240	450	5,690
Equities	70	—	70	74	24	98
Property	—	384	384	—	337	337
Pooled investment vehicles	291	2,852	3,143	130	2,127	2,257
Derivatives	6	90	96	(22)	607	585
Cash and other[1]	532	719	1,251	432	213	645
Total fair value of assets	9,131	7,576	16,707	8,761	6,713	15,474
Less: consolidation elimination for non-transferable Group insurance policy[2]	—	(546)	(546)	—	—	—
Total IAS 19 fair value of scheme assets	9,131	7,030	16,161	8,761	6,713	15,474
1	Cash and other assets comprise cash at bank, insurance policies, receivables and payables.
2	FPPS assets are included in the UK balances. As at 31 December 2015, the FPPS’s cash and other balances includes an insurance policy of £546 million issued by a Group company that is not transferable under IAS 19 and is consequently eliminated from the Group’s IAS 19 scheme assets.

IAS 19 plan assets include investments in Group-managed funds in the consolidated statement of financial position of £1,115 million (2014: £905 million) and transferable insurance policies with other Group companies of £163 million (2014: £189 million) in ASPS. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in ‘Cash and other’.

44 – Pension obligations continued

(iii) Assumptions on scheme liabilities

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of the standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2015.

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

Financial assumptions

The main financial assumptions used to calculate scheme liabilities under IAS 19 are:

		UK		Ireland		Canada
	2015	2014	2015	2014	2015	2014
Inflation rate[1]	3.15%/2.05%	3.1%/2.0%	1.6%	1.5%	2.5%	2.5%
General salary increases[2]	4.95%	4.9%	3.1%	3.0%	3.0%	3.0%
Pension increases[3]	3.15%/2.05%	3.1%/2.0%	0.4%	0.4%	1.25%	1.25%
Deferred pension increases[3]	3.15%/2.05%	3.1%/2.0%	1.6%	1.5%	—	—
Discount rate[4]	3.75%/ 3.6%(pensioners)/ 3.8%(deferred)	3.7%	2.3%	2.1%	3.75%	4.0%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds		AA-rated corporate bonds

1	For the UK schemes, assumptions provided for RPI/CPI. In the UK, the assumptions for the ASPS and RAC schemes are the single rates for RPI/CPI; for FPPS, relevant RPI/CPI swap curves are used, which are broadly equivalent to these single rates.
2	In the UK, the only remaining linkage between pension benefits and general salary increases is in respect of a small amount of Guaranteed Minimum Pension benefits, in line with National Average Earnings.
3	For the UK schemes, assumptions provided for RPI/CPI. In the UK, the assumptions for the ASPS and RAC schemes are single rates for RPI/CPI; for FPPS, relevant RPI/CPI swap curves are used, which are broadly equivalent to these single rates. The assumptions are also adjusted to reflect the relevant caps/floors and the inflation volatility.
4	To calculate scheme liabilities in the UK, a single discount rate is used in ASPS/RAC, whereas in FPPS, separate discount rates are used for the defined benefit obligation for pensioners and deferred.

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

The mortality tables, average life expectancy and pension duration used at 31 December 2015 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/ (pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK– ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.8	91.7	90.8	92.6
			(29.8)	(31.7)	(30.8)	(32.6)
– RAC	SAPS, including allowances for future improvement	65	87.5	90.1	89.3	91.6
			(22.5)	(25.1)	(24.3)	(26.6)
– FPPS	SAPS, including allowances for future improvement	60	88.6	90.2	89.6	91.9
			(28.6)	(30.2)	(29.6)	(31.9)
Ireland	89% PNA00 with allowance for future improvements	61	88.0	91.3	90.9	94.1
			(27.0)	(30.3)	(29.9)	(33.1)
Canada	Canadian Pensioners’ Mortality 2014 Private Table	65	86.5	87.6	89.0	90.0
			(21.5)	(22.6)	(24.0)	(25.0)

The assumptions above are based on commonly used mortality tables. The tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In ASPS, which is the most material to the Group, the allowance for mortality improvement is per the actuarial professions’ CMI 2013 model, with assumed long-term rates of improvement of 1.75% p.a. for males, and 1.50% p.a. for females.

44 – Pension obligations continued

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, inflation rate and mortality. The sensitivities analyses below have been determined based on reasonably possible changes of the respective assumptions, holding all other assumptions constant. The following table summarises how the defined benefit obligation would have increased/(decreased) as a result of the change in the respective assumptions:

Impact on present value of defined benefit obligation

	Increase in discount rate +1% £m	Decrease in discount rate -1% £m	Increase in inflation rate +1% £m	Decrease in inflation rate -1% £m	1 year younger[1] £m
Impact on present value of defined benefit obligation at 31 December 2015	(2,398)	3,112	2,592	(2,064)	396
Impact on present value of defined benefit obligation at 31 December 2014	(2,170)	2,911	2,747	(2,081)	367
1	The effect of assuming all members in the schemes were one year younger.

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

Maturity profile of the defined benefit obligation

The discounted scheme liabilities have an average duration of 19 years in ASPS, 21 years in FPPS, 19 years in the RAC scheme, 19 years in the Irish scheme and 12 years in the Canadian scheme. The expected undiscounted benefits payable from the main UK defined benefit scheme, ASPS, is shown in the chart below:

(iv) Risk management and asset allocation strategy

As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long-term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, the schemes’ assets are invested in a portfolio, consisting primarily (approximately 75%) of debt securities as detailed in section (b)(ii). The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rate risk relative to the funding basis.

Main UK scheme

The Company works closely with the trustee, who is required to consult it on the investment strategy.

Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. In 2014, ASPS entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities.

44 – Pension obligations continued

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme. During the year, the RAC pension scheme entered into a longevity swap covering approximately £600 million of pensioner in payment scheme liabilities.

(v) Funding

Formal actuarial valuations normally take place every three years and where there is a deficit, the Company and the trustee would agree a deficit recovery plan. The assumptions adopted for triennial actuarial valuations are determined by the trustee and agreed with the Company and are normally more prudent than the assumptions adopted for IAS19 purposes, which are best estimate.

For ASPS, following the latest formal actuarial valuation (with an effective date of 31 March 2012) a deficit recovery plan was agreed, to make good the deficit over a period of time, consistent with the requirements of the UK pension regulations. As at 31 December 2015, the ASPS was fully funded. The Company is currently undergoing a triennial actuarial valuation as at 31 March 2015.

Total employer contributions for all schemes in 2016 are currently expected to be £130 million.

(c) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 2% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2016. The amount recognised as an expense for defined contribution schemes is shown section (d) below.

(d) Charge to staff costs in the income statement

The total pension charge to staff costs for all of the Group’s defined benefit and defined contribution schemes were:

	2015	2014	2013
	£m	£m	£m
Continuing operations
UK defined benefit schemes	12	31	19
Overseas defined benefit schemes	1	(1)	(147)
Total defined benefit schemes	13	30	(128)
UK defined contribution schemes	108	94	90
Overseas defined contribution schemes	15	16	17
Total defined contribution schemes	123	110	107
Total charge/(credit) from continuing operations	136	140	(21)
Total charge from discontinued operations	—	—	9
Total charge/(credit) for pension schemes	136	140	(12)

There were no significant contributions payable or prepaid in the consolidated statement of financial position as at either 31 December 2015 or 2014.

45 – Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2015 £m	2014 £m
Core structural borrowings, at amortised cost	6,912	5,310
Operational borrowings, at amortised cost	550	696
Operational borrowings, at fair value	1,308	1,372
	1,858	2,068
	8,770	7,378

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

				2015				2014
	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	693	—	693	—	692	—	692
5.700% €500 million undated subordinated notes	—	—	—	—	387	—	—	387
6.125% £800 million undated subordinated notes	795	—	—	795	794	—	—	794
6.875% £600 million subordinated notes 2058	—	594	—	594	—	594	—	594
6.875% €500 million subordinated notes 2018	—	368	—	368	—	387	—	387
12.00% £162 million subordinated notes 2021	—	221	—	221	—	—	—	—
8.25% £500 million subordinated notes 2022	—	615	—	615	—	—	—	—
6.625% £450 million subordinated notes 2041	—	447	—	447	—	447	—	447
8.25% $400 million subordinated notes 2041	—	269	—	269	—	252	—	252
7.875% $575 million undated subordinated notes	430	—	—	430	—	—	—	—
6.125% €650 million subordinated notes 2043	—	477	—	477	—	502	—	502
3.875% €700 million subordinated notes 2044	—	512	—	512	—	539	—	539
5.125% £400 million subordinated notes 2050	—	394	—	394	—	—	—	—
3.375% €900 million subordinated notes 2045	—	654	—	654	—	—	—	—
	1,225	5,244	—	6,469	1,181	3,413	—	4,594
Debenture Loans
9.5% guaranteed bonds 2016	—	—	—	—	—	—	200	200
	—	—	—	—	—	—	200	200
Commercial paper	—	—	485	485	—	—	516	516
	1,225	5,244	485	6,954	1,181	3,413	716	5,310
Less: Amount held by Group companies	(17)	(25)	—	(42)	—	—	—	—
Total	1,208	5,219	485	6,912	1,181	3,413	716	5,310

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the PRA in GENPRU Annex 1 ‘Capital Resources’. The Upper Tier 2 and Lower Tier 2 instruments count as ‘Tier 1 restricted’ and ‘Tier 2’ capital respectively from 1 January 2016 under the Solvency II Own Funds guidelines issued by the PRA.

All the above borrowings are stated at amortised cost.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2015			2014
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	485	394	879	516	304	820
1 to 5 years	—	1,577	1,577	200	1,149	1,349
5 to 10 years	662	1,731	2,393	—	1,340	1,340
10 to 15 years	1,190	1,668	2,858	1,188	1,322	2,510
Over 15 years	4,448	3,496	7,944	3,442	2,924	6,366
Total contractual undiscounted cash flows	6,785	8,866	15,651	5,346	7,039	12,385

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments in future years for these borrowings are £79 million (2014: £72 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

45 – Borrowings continued

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2015 £m	2014 £m
Amounts owed to financial institutions
Loans	550	696
Securitised mortgage loan notes
UK lifetime mortgage business	1,308	1,372
Total	1,858	2,068

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,308 million (2014: £1,372 million). These loan notes are carried at fair value, their values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as either ‘Level 2’ or ‘Level 3’ in the fair value hierarchy, depending on whether observable market prices are available for the loan note. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 20.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

			2015			2014
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within one year	204	60	264	342	65	407
1 to 5 years	204	269	473	199	278	477
5 to 10 years	551	283	834	508	307	815
10 to 15 years	652	185	837	702	212	914
Over 15 years	498	132	630	625	144	769
Total contractual undiscounted cash flows	2,109	929	3,038	2,376	1,006	3,382

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€500 million[1]	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
£600 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£162 million	21 May 2009	21 May 2021	N/A	N/A
£500 million	21 April 2011	21 April 2022	N/A	N/A
£450 million	26 May 2011	3 June 2041	3 June 2021	6 Month LIBOR + 4.136%
$400 million	22 November 2011	1 December 2041	1 December 2016	8.25%(fixed)
$575 million	8 November 2012	Undated	8 November 2018	6 year USD mid-swaps + 6.828%
€650 million	5 July 2013	5 July 2043	5 July 2023	5 year EUR mid-swaps + 5.13%
€700 million	3 July 2014	3 July 2044	3 July 2024	5 year EUR mid-swaps + 3.48%
£400 million	4 June 2015	4 June 2050	4 December 2030	3 month Euribor + 4.022%
€900 million	4 June 2015	4 December 2045	4 December 2025	3 month Euribor + 3.55%
1	The €500 million subordinated notes were redeemed at their first call date on 29 September 2015.

Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of notes at 31 December 2015 was £6,810 million (2014: £5,188 million), calculated with reference to quoted prices.

(ii) Debenture loans

The 9.5% guaranteed bonds were redeemed in full on 18 September 2015, ahead of their 20 June 2016 maturity date, at a redemption price of £218 million including accrued interest.

The guaranteed bonds were issued by the Company in 1996 at a discount of £1.1 million.

(iii) Commercial paper

The commercial paper consists of £485 million issued by the Company (2014: £516 million) and is considered core structural funding.

The fair value of the commercial paper is considered to be the same as its carrying value and all issuances are repayable within one year.

45 – Borrowings continued

(iv) Loans

Loans comprise:

	2015 £m	2014 £m
Non-recourse
Loans to property partnerships (see (a) below)	62	199
UK Life reassurance (see (b) below)	160	178
Other non-recourse loans (see (c) below)	208	219
	430	596
Other loans (see (d) below)	120	100
	550	696

(a) As explained in accounting policy D, the UK long-term business policyholder funds have invested in a number of property funds and structures (the ‘Property Funds’), some of which have raised external debt, secured on the relevant Property Fund’s property portfolio. The lenders are only entitled to obtain payment of interest and principal to the extent there are sufficient resources in the relevant Property Fund and they have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Group. Loans of £62 million (2014: £199 million) included in the table relate to those Property Funds which have been consolidated as subsidiaries.

(b) The UK long-term business entered into a financial reassurance agreement with Swiss Re in 2008, under which up-front payments are received from Swiss Re in return for 90% of future surpluses arising. The loan will be repaid as profits emerge on the business.

(c) Other non-recourse loans primarily include external debt raised by special purpose vehicles in the UK long-term business. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Group.

(d) Other loans include external debt raised by overseas long-term businesses to fund operations.

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK. Details are given in note 20.

(e) Movements during the year

Movements in borrowings during the year were:

			2015			2014
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, excluding commercial paper, net of expenses	1,045	22	1,067	552	1	553
Repayment of borrowings, excluding commercial paper	(833)	(161)	(994)	(241)	(372)	(613)
Movement in commercial paper[1]	(3)	—	(3)	1	—	1
Net cash inflow/(outflow)	209	(139)	70	312	(371)	(59)
Foreign exchange rate movements	(106)	(2)	(108)	(132)	(5)	(137)
Borrowings acquired/(loans repaid) for non-cash consideration	1,568	11	1,579	—	(321)	(321)
Fair value movements	—	37	37	—	70	70
Amortisation of discounts and other non-cash items	(27)	(17)	(44)	5	(29)	(24)
Movements in debt held by Group companies[2]	(42)	(100)	(142)	—	1	1
Movements in the year	1,602	(210)	1,392	185	(655)	(470)
Balance at 1 January	5,310	2,068	7,378	5,125	2,723	7,848
Balance at 31 December	6,912	1,858	8,770	5,310	2,068	7,378
1	Gross issuances of commercial paper were £982 million in 2015 (2014: £1,830 million), offset by repayments of £985 million (2014: £1,829 million).
2	Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2014 and 2015 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

(f) Undrawn borrowings

The Group has the following undrawn committed central borrowing facilities available to them, which are used to support the commercial paper programme:

	2015 £m	2014 £m
Expiring within one year	575	350
Expiring beyond one year	1,075	1,200
	1,650	1,550

46 – Payables and other financial liabilities

This note analyses our payables and other financial liabilities at the end of the year.

	2015 £m	2014 £m
Payables arising out of direct insurance	1,106	948
Payables arising out of reinsurance operations	443	358
Deposits and advances received from reinsurers	110	92
Bank overdrafts (see below)	506	550
Derivative liabilities (note 54)	3,881	3,481
Amounts due to brokers for investment purchases	341	73
Obligations for repayment of cash collateral received	4,855	5,577
Other financial liabilities	1,206	933
Total	12,448	12,012
Expected to be settled within one year	9,300	10,731
Expected to be settled in more than one year	3,148	1,281
	12,448	12,012

Bank overdrafts amount to £113 million (2014: £95 million) in life business operations and £393 million (2014: £455 million) in general insurance business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

47 – Other liabilities

This note analyses our other liabilities at the end of the year.

	2015 £m	2014 £m
Deferred income	175	159
Reinsurers’ share of deferred acquisition costs	18	12
Accruals	1,159	1,167
Other liabilities	1,450	935
Total	2,802	2,273
Expected to be settled within one year	2,277	1,756
Expected to be settled in more than one year	525	517
	2,802	2,273

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

(b) Asbestos, pollution and social environmental hazards

In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising there from, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims and substantial reinsurance cover now in place, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

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

48 – Contingent liabilities and other risk factors continued

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. A number of the Group’s UK subsidiaries are dual regulated (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation). Between them, the PRA and FCA have broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers, but in some cases they also operate a system of ‘prior product approval’.

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

(e) Structured settlements

The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfill their obligations. The Company’s maximum exposure to credit risk for these types of arrangements is approximately CAD$1,212 million as at 31 December 2015 (2014: CAD$1,224 million). Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. As at 31 December 2015, no information has come to the Company’s attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

(f) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material unprovisioned loss will arise in respect of these guarantees, indemnities and warranties.

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

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property and property and equipment, which have not been recognised in the financial statements, are as follows:

	2015 £m	2014 £m
Investment property	71	97
Property and equipment	61	8
Other investment vehicles[1]	202	—
	334	105
1	Represents commitments for further investment in certain private equity vehicles. Such commitments do not expose the Group to the risk of future losses in excess of its investment.

Contractual obligations for future repairs and maintenance on investment properties are £nil (2014: £nil). Note 14 sets out the commitments the Group has to its joint ventures.

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2015 £m	2014 £m
Within 1 year	318	234
Later than 1 year and not later than 5 years	996	732
Later than 5 years	1,382	1,203
	2,696	2,169

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2015 £m	2014 £m
Within 1 year	95	92
Later than 1 year and not later than 5 years	329	290
Later than 5 years	493	421
	917	803
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	45	47

50 – Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2015	2014
	Capital employed	Capital employed
	IFRS basis £m	IFRS basis £m
Life business
United Kingdom & Ireland	11,088	5,668
France	2,151	2,234
Poland	305	318
Italy	849	929
Spain	506	557
Other Europe	72	82
Europe	3,883	4,120
Asia	1,355	791
	16,326	10,579
General insurance & health
United Kingdom & Ireland	4,089	4,145
France	506	556
Italy	231	276
Other Europe	63	32
Europe	800	864
Canada	957	969
Asia	24	29
	5,870	6,007
Fund Management	411	298
Corporate & Other Business[1]	2,537	702
Total capital employed	25,144	17,586
Financed by
Equity shareholders’ funds	15,764	10,018
Non-controlling interests	1,145	1,166
Direct capital instrument & tier 1 notes[2]	1,123	892
Preference shares	200	200
Subordinated debt[3]	6,427	4,594
Senior debt	485	716
Total capital employed	25,144	17,586
1	‘Corporate’ and ‘other Business’ includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.
2	On 1 October 2015 Friends Life Holdings plc was replaced by Aviva plc as the issuer of the 2003 Step-up Tier 1 Insurance Capital Securities of £231 million. Following this, these have been included within direct capital instrument & tier 1 notes.
3	Subordinated debt excludes amounts held by Group companies of £42 million.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and other borrowings. At the end of 2015 the Group had £25.1 billion (2014: £17.6 billion) of total capital employed in our trading operations measured on an IFRS basis. The increase in capital employed is driven mainly by the acquisition of Friends Life (see note 2 for further details).

In June 2015 Aviva plc issued €900 million and £400 million of Lower Tier 2 subordinated debt callable in 2025 and 2030 respectively. The proceeds were used in part to repay the following instruments: £268 million Step-up Tier 1 Insurance Capital Securities at first call date in July 2015; €500 million undated subordinated debt at first call date in September 2015; and £200 million debenture loans in September 2015, ahead of the June 2016 maturity.

At the end of 2015 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instrument and tier 1 notes was £9,094 million (2014: £7,511 million).

51 – Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2015 £m	2014 £m	2013 £m
Profit before tax from continuing operations	1,172	2,663	1,472
Adjustments for:
Share of profits of joint ventures and associates	(180)	(147)	(120)
Dividends received from joint ventures and associates	45	52	47
(Profit)/loss on sale of:
Investment property	(120)	(49)	2
Property and equipment	(1)	(4)	—
Subsidiaries, joint ventures and associates	(2)	(174)	(115)
Investments	(3,404)	(3,040)	(3,047)
	(3,527)	(3,267)	(3,160)
Fair value (gains)/losses on:
Investment property	(778)	(678)	(184)
Investments	9,538	(11,228)	(1,525)
Borrowings	37	70	(4)
	8,797	(11,836)	(1,713)
Depreciation of property and equipment	24	19	31
Equity compensation plans, equity settled expense	40	39	37
Impairment and expensing of:
Goodwill on subsidiaries	22	—	48
Financial investments, loans and other assets	7	(3)	32
Acquired value of in-force business and intangibles	18	10	14
Non-financial assets	—	26	—
	47	33	94
Amortisation of:
Premium / discount on debt securities	104	255	144
Premium / discount on borrowings	(44)	(24)	(16)
Premium / discount on non participating investment contracts	237	5	8
Financial instruments	12	12	194
Acquired value of in-force business and intangibles	390	108	110
	699	356	440
Change in unallocated divisible surplus	(984)	3,364	(280)
Interest expense on borrowings	588	525	589
Net finance charge on pension schemes	(80)	(20)	(37)
Foreign currency exchange gains	(358)	(199)	(187)

Changes in working capital
(Increase) / Decrease in reinsurance assets	180	(818)	(571)
(Increase) / Decrease in deferred acquisition costs	(139)	(21)	90
Increase / (Decrease) in insurance liabilities and investment contracts	(7,950)	11,552	3,983
(Increase) / Decrease in other assets	(1,133)	(1,495)	5,135
	(9,042)	9,218	8,637
Net sales/(purchases) of operating assets
Net purchases of investment property	(929)	(725)	(370)
Net proceeds on sale of investment property	1,953	1,811	1,115
Net sales / (purchases) of financial investments	6,932	(1,973)	(4,033)
	7,956	(887)	(3,288)
Cash generated from / (used in) operating activities - continuing operations	5,197	(87)	2,562
Cash generated from operating activities - discontinued operations	—	—	1,950
Cash generated from/(used in) operating activities	5,197	(87)	4,512

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.

During the year the net operating cash inflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

(b) Cash flows in respect of, and additions to, the acquisition of subsidiaries, joint ventures and associates comprised:

	2015 £m	2014 £m	2013 £m
Cash consideration for subsidiaries, joint ventures and associates acquired and additions	97	79	1
Less: Cash and cash equivalents acquired with subsidiaries	(7,880)	—	28
Total cash flow on acquisitions and additions	(7,783)	79	29

51 – Statement of cash flows continued

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates comprised:

	2015 £m	2014 £m	2013 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	6	349	817
Less: Net cash and cash equivalents divested with subsidiaries	(9)	(239)	(440)
Cash flows on disposals – continuing operations	(3)	110	377
Cash flows on disposal – discontinued operations	—	(20)	(1,582)
Total cash flow on disposals	(3)	90	(1,205)

The above figures form part of cash flows from investing activities.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2015 £m	2014 £m	2013 £m
Cash at bank and in hand	4,496	2,855	4,103
Cash equivalents	29,180	20,259	22,379
	33,676	23,114	26,482
Bank overdrafts	(506)	(550)	(493)
	33,170	22,564	25,989

Cash and cash equivalents reconciles to the statement of financial position as follows:

	2015 £m	2014 £m	2013 £m
Cash and cash equivalents (excluding bank overdrafts)	33,676	23,114	26,482
Less: Assets classified as held for sale	—	(9)	(351)
	33,676	23,105	26,131

52 – Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

From 1 January 2016 EU-based insurance groups are no longer required to disclose their solvency position under the Insurance Groups Directive, as the regulatory framework has been replaced by the new Solvency II regime. As such, after 31 December 2015 Aviva Group will no longer disclose its capital statement under FRS 27.

The analysis below sets out the Group’s available capital resources at 31 December 2015.

Available capital resources

	Old with- profits sub-fund £m	New with-profits sub-fund £m	With- profits sub- fund[5] £m	Friends Life FP with-profits fund £m	Other Friends Life with- profits funds[6] £m	Total UK life with -profits funds £m	Other UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations[7] £m	2015 Total £m	2014 Total £m
Total shareholders’ funds	—	(1,174)	9	—	—	(1,165)	12,226	5,203	16,264	1,968	18,232	12,276
Other sources of capital[1]	—	—	—	—	—	—	200	36	236	6,003	6,239	4,623
Unallocated divisible surplus[2]	221	—	1,685	186	484	2,576	(2)	6,237	8,811	—	8,811	9,467
Adjustments onto a regulatory basis:
Shareholders’ share of accrued bonus	(38)	419	(119)	(34)	(447)	(219)	—	—	(219)	—	(219)	227
Goodwill and other intangibles[3]	—	—	—	(8)	—	(8)	(4,255)	(2,038)	(6,301)	(1,501)	(7,802)	(2,417)
Regulatory valuation and admissibility restrictions[4]	55	2,828	(36)	8	(33)	2,822	(4,123)	2,003	702	(1,799)	(1,097)	(2,018)
Total available capital resources	238	2,073	1,539	152	4	4,006	4,046	11,441	19,493	4,671	24,164	22,158
Analysis of liabilities:
Participating insurance liabilities	1,652	11,325	9,395	4,493	3,215	30,080	3,400	20,395	53,875	—	53,875	44,834
Unit-linked liabilities	—	—	—	—	—	—	10,482	4,286	14,768	—	14,768	7,963
Other non-participating life insurance	363	3,366	559	26	—	4,314	50,712	3,381	58,407	—	58,407	46,656
Total insurance liabilities	2,015	14,691	9,954	4,519	3,215	34,394	64,594	28,062	127,050	—	127,050	99,453
Participating investment liabilities	719	3,049	6,096	3,584	5,214	18,662	5,000	54,386	78,048	—	78,048	67,232
Non-participating investment liabilities	—	—	97	—	—	97	89,721	13,307	103,125	—	103,125	50,013
Total investment liabilities	719	3,049	6,193	3,584	5,214	18,759	94,721	67,693	181,173	—	181,173	117,245
Total liabilities	2,734	17,740	16,147	8,103	8,429	53,153	159,315	95,755	308,223	—	308,223	216,698
1	Other sources of capital include subordinated debt of £6,203 million issued by Aviva – as reflected in the capital resources of the underlying legal entities, which may differ to the Group’s carrying value – and £36 million of other qualifying capital issued by Italian and Spanish subsidiary and associate undertakings.
2	Unallocated divisible surplus for overseas life operations is included gross of minority interest.
3	Includes goodwill and other intangibles of £116 million in joint ventures and associates.
4	Includes an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).
5	Includes the Provident Mutual With-Profits Fund and the Ireland With-Profits Sub-Fund.
6	Includes FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF.
7	Other operations include general insurance and fund management business.

52 – Capital statement continued

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2015

	Old with- profits sub-fund £m	New with-profits sub-fund £m	With- profits sub-fund £m	Friends Life FP with -profits fund £m	Other Friends Life with-profits funds £m	Total UK life with -profits funds £m	Other UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	253	2,111	1,583	—	—	3,947	2,684	13,269	19,900
Effect of new business	—	6	(4)	—	—	2	127	(96)	33
Expected change in available capital resources	7	85	159	3	4	258	630	587	1,475
Variance between actual and expected experience	(3)	(84)	(59)	11	114	(21)	250	(1,075)	(846)
Effect of operating assumption changes	2	12	(29)	(165)	(118)	(298)	495	88	285
Effect of economic assumption changes	(15)	(70)	14	(5)	71	(5)	90	(11)	74
Effect of changes in management policy[1]	1	5	(191)	—	—	(185)	(1,352)	2	(1,535)
Transfers, acquisitions and disposals[2]	—	—	164	183	3	350	2,196	(398)	2,148
Foreign exchange movements	—	—	12	—	—	12	(31)	(625)	(644)
Other movements	(7)	8	(110)	125	(70)	(54)	(1,043)	(300)	(1,397)
Available capital resources at 31 December	238	2,073	1,539	152	4	4,006	4,046	11,441	19,493
1	Changes in management policy in other UK life operations include £(1,356) million of internal subordinated debt reclassified from capital to liabilities during the year.
2	Included within transfers, acquisitions and disposals is £2,076 million reflecting the available capital resources of Friends Life at acquisition.

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

The negative shareholders’ funds balance within the UK with-profits funds arises in NWPSF as a result of regulatory valuation and admissibility differences in the reattributed estate which is valued on a realistic regulatory basis compared to the disclosure on an IFRS basis.

NWPSF is fully supported by the reattributed estate of £2,073 million (this is known as RIEESA) at 31 December 2015 (31 December 2014: £2,111 million) held within NPSF (Non-Profit Sub-Fund within UKLAP included within other UK life operations) in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis, therefore it forms part of the NWPSF available capital resources.

The with-profits funds and the RIEESA use internal hedging to limit the impacts of equity market volatility.

In aggregate, the Group has at its disposal total available capital of £24.2 billion (2014: £22.2 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year end transfers to shareholders, the UK with-profits funds have available capital of £4.0 billion (2014: £3.9 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profits business. The capital (including RIEESA) is comfortably in excess of the required capital margin, and therefore no further support is required by shareholders.

For the remaining life and general insurance operations, the total available capital amounting to £20.2 billion (2014: £18.3 billion) is higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

The total available capital of £24.2 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently and includes the Group’s unallocated divisible surplus of overseas life operations. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from Aviva Life Holdings UK Limited to Aviva Annuity Limited to provide capital to support the writing of new business.

The available capital of the Group’s with-profits funds is determined in accordance with the ‘Realistic balance sheet’ regime prescribed by the PRA’s regulations, under which liabilities to policyholders include both declared bonuses and the constructive obligation for future bonuses not yet declared. The available capital resources include an estimate of the value of their respective estates, included as part of the unallocated divisible surplus. The estate represents the surplus in the fund that is in excess of any constructive obligation to policyholders. It represents capital resources of the individual with-profits fund to which it relates and is available to meet regulatory and other solvency requirements of the fund and, in certain circumstances, additional liabilities may arise.

The liabilities included in the balance sheet for the with-profits funds do not include the amount representing the shareholders’ portion of future bonuses. However, the shareholders’ portion is treated as a deduction from capital that is available to meet regulatory requirements and is therefore shown as a separate adjustment in the capital statement.

In accordance with the PRA’s regulatory rules under its realistic capital regime, the Group is required to hold sufficient capital in its UK life with-profits funds to meet the PRA capital requirements, based on the risk capital margin (RCM). The determination of the RCM depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of particular adverse changes in market conditions.

52 – Capital statement continued

						31 December 2015	31 December 2014
	Estimated realistic assets £bn	Estimated realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Capital support arrangement[3] £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.0	(14.0)	—	2.1	(0.2)	1.9	1.9
OWPSF	2.6	(2.4)	0.2	—	—	0.2	0.2
WPSF[4]	16.7	(15.2)	1.5	—	(0.3)	1.2	1.3
FP WPF[5]	7.2	(7.0)	0.2	—	(0.2)	—	—
Other Friends Life WPFs[6]	10.7	(10.7)	—	—	—	—	—
Aggregate	51.2	(49.3)	1.9	2.1	(0.7)	3.3	3.4
1	Realistic liabilities include the shareholders’ share of accrued bonuses of £0.8 billion (31 December 2014: £(0.2) billion). Realistic liabilities adjusted to eliminate the shareholders’ share of accrued bonuses are £48.5 billion (31 December 2014: £33.0 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion, £3.2 billion, and £0.8 billion for NWPSF, OWPSF, WPSF and FP WPF respectively (31 December 2014: £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively).
2	Estimated realistic inherited estate at 31 December 2014 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3	The support arrangement represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2015 (31 December 2014: £2.1 billion).
4	The WPSF fund includes the Ireland With-Profits Sub-Fund (IWPSF) and the Provident Mutual (PM) Fund which have realistic assets and liabilities of £2.4 billion in total, and therefore do not contribute to the realistic inherited estate.
5	For FP WPF the realistic inherited estate is restricted to the estimated risk capital margin with excess available capital used to enhance asset shares.
6	Includes FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF. For these funds it is assumed that the entire estimated realistic inherited estate is distributed to policyholders.

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

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

•	(i) UK with-profits funds – (NWPSF, OWPSF, WPSF, FP WPF and Other Friends Life WPFs) – any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profits policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund. In the FP WPF, shareholders are additionally entitled to 60% of surplus arising in respect of the pre-demutualisation non-profit and unitised business written in the fund (excluding the investment elements). Also, post-demutualisation policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders. In the FPLAL WPF the surplus may only be distributed to policyholders.
•	(ii) UK non-participating funds – any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund or, in FLL, the 2013 scheme in relation to support arrangements for the with-profits funds. Under the scheme, the FP WPF and Other Friends Life WPFs are subject to support arrangements which require the Friends Life shareholder and non-profit fund to retain £0.9 billion of capital support assets. Of this, £0.6 billion needs to be held in the form of tangible assets which could be transferred to the various Friends Life with-profits funds on a temporary basis if necessary. These assets and related investment income would remain attributable to the shareholders as they would be returned when they are no longer required to support the capital requirements of the with-profits funds, under the tests of the 2013 scheme. In the case of the FLC WPFs if all or part of the assets transferred were unlikely to be returned in the foreseeable future, then the relevant part of the transfer would be designated permanent. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
•	(iii) Overseas life operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. In several business units, Group companies and other parties jointly control certain entities; these joint venture operations may constrain management’s ability to utilise the capital in other parts of the Group. Any transfer of available capital may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.
•	(iv) General insurance operations – the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge, subject to availability of tax relief elsewhere in the Group.

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

For the purposes of risk identification and measurement, and aligned to Aviva’s risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance (including long-term health), general insurance (including short-term health), asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.

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

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital and liquidity at Group and in the business units.

Economic capital risk appetites are also set for each risk type, calculated on the basis of the Solvency II balance sheet. The Group’s position against risk appetite is monitored and reported to the Board on a regular basis. Long-term sustainability depends upon the protection of franchise value and good customer relationships. As such, Aviva has a risk preference that we will not accept risks that materially impair the reputation of the Group and requires that customers are always treated with integrity. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

Further information on the types and management of specific risk types is given in sections (b) to (j) below.

The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva’s framework. Aviva completed the acquisition of Friends Life in April 2015. The Friends Life risk management framework was very similar to that of Aviva, but a formal gap analysis was carried out and the former Friends Life businesses formally adopted the Aviva risk policies and business standards at the end of 2015.

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

53 – Risk management continued

(i) Financial exposures by credit ratings

Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings. ‘Not rated’ assets capture assets not rated by external ratings agencies.

As at 31 December 2015	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value including held for sale £m	Carrying value £m
Debt securities	12.4%	37.4%	19.8%	21.2%	4.0%	5.2%	162,964	162,964
Reinsurance assets	0.1%	88.2%	8.0%	0.0%	0.0%	3.7%	20,918	20,918
Other investments	0.0%	0.1%	0.8%	0.0%	0.0%	99.1%	47,695	47,695
Loans	0.0%	8.2%	1.3%	0.1%	0.0%	90.4%	22,433	22,433
Total							254,010	254,010

As at 31 December 2014	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value including held for sale £m	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260	25,260
Total							200,237	200,237

The majority of non-rated debt securities within shareholder assets are held by our businesses in the UK. Of these securities most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.2 billion (2014: £2.5 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure, and has increased these hedges during 2015. The Group’s maximum exposure to credit risk of financial assets, without taking collateral or these hedges into account, is represented by the carrying value of the financial instruments in the statement of financial position. These comprise debt securities, reinsurance assets, derivative assets, loans and receivables. The carrying values of these assets are disclosed in the relevant notes: financial investments (note 22), reinsurance assets (note 39), loans (note 19) and receivables (note 23). The collateral in place for these credit exposures is disclosed in note 55; Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.

To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.
(ii) Financial exposures to peripheral European countries and worldwide banks

Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2015 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain. Information on our exposures to peripheral European sovereigns and banks is provided in notes 22(e) and 22(f). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

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

53 – Risk management continued

(v) Credit concentration risk

The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is to the Swiss Reinsurance Company Limited (including subsidiaries), representing approximately 2.2% of the total shareholder assets.

(vi) Reinsurance credit exposures

The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group Capital and ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.

The Group’s largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £12,660 million (2014: £2,048 million), which has increased significantly during the year as a result of the acquisition of Friends Life. Whilst the risk of default is considered remote due to the nature of the arrangement and the counterparty, the Group is currently considering alternative ways to structure the agreements with BlackRock Life Ltd to reduce or remove this exposure.

(vii) Securities finance

The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements.

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

(x) Impairment of financial assets

In assessing whether financial assets carried at amortised cost or classified as available for sale are impaired, due consideration is given to the factors outlined in accounting policies (T) and (V). The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss.

		Financial assets that are past due but not impaired
At 31 December 2015	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	918	—	—	—	—	—	918
Reinsurance assets	6,951	—	—	—	—	—	6,951
Other investments	—	—	—	—	—	—	—
Loans	3,353	—	—	—	—	1	3,354
Receivables and other financial assets	6,775	84	5	7	3	1	6,875

		Financial assets that are past due but not impaired
At 31 December 2014	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	—	—	—	—	—	1,021
Reinsurance assets	5,425	—	—	—	—	—	5,425
Other investments	1	—	—	—	—	4	5
Loans	4,286	2	2	—	—	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	—	5,933

Excluded from the tables above are financial and reinsurance assets carried at fair value through profit or loss that are not subject to impairment testing, as follows: £162.0 billion of debt securities (2014: £130.6 billion), £47.7 billion of other investments (2014: £35.4 billion), £19.1 billion of loans (2014: £20.9 billion) and £14.0 billion of reinsurance assets (2014: £2.5 billion).

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

The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Capital and ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.

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

We continue to limit our direct equity exposure in line with our risk preferences, albeit the acquisition of Friends Life has resulted in an increase in our equity price risk exposure relative to other risk types. At a business unit level, investment limits and local investment regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2015 the Group continues to hold a series of macro equity hedges to reduce the overall shareholder equity risk exposure, and has increased these hedges during 2015.

Sensitivity to changes in equity prices is given in section ‘(j) risk and capital management’ below.

(ii) Property price risk

The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on investments, liquidity requirements and the expectations of policyholders.

As at 31 December 2015, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

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

The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where such investments are available. In particular, a key objective is to at least match the duration of our annuity liabilities with assets of the same duration, and in some cases where appropriate cash flow matching has been used. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.

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

53 – Risk management continued

Certain of the Group’s product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short-term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.

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

Details of material guarantees and options are given in note 38. In addition, the following table summarises the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2015 for our Italian and French participating contracts, where the Group’s key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.79%	3.67%	61,871
Italy	1.38%	3.69%	9,072
Other[1]	N/A	N/A	60,980
Total	N/A	N/A	131,923
1	‘Other’ includes UK participating business

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

	Portfolio investment yield[1]	Average assets £m
2013	3.10%	18,352
2014	2.76%	17,200
2015	2.58%	15,268
1	Before realised and unrealised gains and losses and investment expenses

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

(v) Currency risk

The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or hedging.

The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately 58% of the Group’s premium income arises in currencies other than sterling and the Group’s net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements.

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

53 – Risk management continued

At 31 December 2015 and 2014, the Group’s total equity deployment by currency including assets ‘held for sale’ was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2015	14,333	2,011	979	909	18,232
Capital 31 December 2014	8,050	2,392	1,016	818	12,276

A 10% change in sterling to euro/Canada$ (CAD$) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling / euro rate £m	10% decrease in sterling / euro rate £m	10% increase in sterling / CAD$ rate £m	10% decrease in sterling / CAD$ rate £m
Net assets at 31 December 2015	(166)	128	(33)	67
Net assets at 31 December 2014	(78)	210	(96)	91

A 10% change in sterling to euro/Canada$ (CAD$) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, including resulting gains and losses on foreign exchange hedges and excluding ‘discontinued operations’.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2015	8	23	25	(46)
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20

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

(vi) Derivatives risk

Derivatives are used by a number of the businesses. Activity is overseen by the Group Capital and ALM and Group Risk teams, which monitor exposure levels and approve large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.

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

(d) Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,650 million) from a range of leading international banks to further mitigate this risk.

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets held to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 45 and 54, respectively. Contractual obligations under operating leases and capital commitments are given in note 49.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2015 and 2014 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. However, we expect surrenders, transfers and maturities to occur over many years, and therefore the tables below reflect the expected cash flows for these contracts, rather than their contractual maturity date.

53 – Risk management continued

This table includes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	114,533	9,847	30,715	43,513	30,458
Investment contracts – non-linked	63,505	4,506	13,666	25,477	19,856
Linked business	130,185	15,221	41,442	51,368	22,154
General insurance and health	13,506	5,844	5,160	1,992	510
Total contract liabilities	321,729	35,418	90,983	122,350	72,978

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts – non-linked	85,723	7,980	25,318	32,534	19,891
Investment contracts – non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	162,964	21,912	46,551	93,753	748
Equity securities	63,558	—	—	—	63,558
Other investments	47,695	42,733	940	2,464	1,558
Loans	22,433	1,485	2,404	18,540	4
Cash and cash equivalents	33,676	33,676	—	—	—
	330,326	99,806	49,895	114,757	65,868

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	—	—	—	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalents	23,105	23,105	—	—	—
	251,003	72,702	40,861	99,808	37,632

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

(e) Life and health insurance risk

Life insurance risk in the Group arises through its exposure to mortality risk and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policy holder options and management and administration expenses. The Group’s health insurance business (including private health insurance, critical illness cover, income protection and personal accident insurance, as well as a range of corporate healthcare products) exposes the Group to morbidity risk (the proportion of our customers falling sick) and medical expense inflation. The Group chooses to take measured amounts of life and health insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.

53 – Risk management continued

The acquisition of Friends Life has resulted in an increase in the Group’s relative exposure to UK Life insurance risks, in particular persistency risk. Adjusting for the impact of the Friends Life acquisition, the underlying risk profile of our life and health insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2015, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the RAC Staff Pension Scheme entering into a longevity swap covering £0.6 billion of pensioner in payment scheme liabilities during 2015, while any significant reduction in individual annuity new business volumes as a result of the UK Government’s pension reforms, including changes to compulsory annuitisation, will reduce our longevity risks exposure over the longer-term to the extent not offset by increased bulk purchase annuity volumes. Despite this, longevity risk remains the Group’s most significant life insurance risk due to the Group’s existing annuity portfolio.

Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life and health insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life and health insurance risks are managed as follows:

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

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework. Further disclosure on financial guarantees and options embedded in contracts and their inclusion in insurance and investment contract liabilities is provided in note 38.

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

53 – Risk management continued

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

Detailed actuarial analysis is used to calculate the Group’s extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using our own internal probabilistic catastrophe model which is benchmarked against external catastrophe models widely used by the rest of the (re)insurance industry.

The Group cedes much of its worldwide catastrophe risk to third-party reinsurers through excess of loss and aggregate excess of loss structures. The Group purchases a group-wide catastrophe reinsurance programme to protect against catastrophe losses exceeding a 1 in 200 year return period. The total Group potential retained loss from its most concentrated catastrophe exposure peril (Northern Europe Windstorm) is approximately £150 million on a per occurrence basis and £175 million on an annual aggregate basis. Any losses above these levels are covered by the group-wide catastrophe reinsurance programme to a level in excess of a 1 in 200 year return period. In addition the Group purchases a number of GI business line specific reinsurance programmes with various retention levels to protect both capital and earnings. In September 2015 the Group reinsured £0.7 billion of latent exposures to its historic UK employers’ liability business with conditional agreement to extend coverage to £0.8 billion.

(g) Asset management risk

Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2015 despite some positions being impacted by the volatility of global markets.

A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors’ Chief Risk Officer.

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

53 – Risk management continued

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

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Credit spreads	The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.
Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	—	—	—	(5)	—	—
Investment non-participating	(20)	20	(5)	35	(35)	(20)	—	—
Assets backing life shareholders’ funds	(140)	85	(65)	40	(40)	—	—	—
Total	(200)	115	(595)	(35)	30	(205)	(125)	(775)

2015 Impact on shareholders’ equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	—	—	—	(5)	—	—
Investment non-participating	(20)	20	(5)	35	(35)	(20)	—	—
Assets backing life shareholders’ funds	(175)	120	(70)	40	(40)	—	—	—
Total	(235)	150	(600)	(35)	30	(205)	(125)	(775)

53 – Risk management continued

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	—	(10)	—	—	(5)	—	—
Investment non-participating	(40)	30	(10)	55	(60)	(35)	—	—
Assets backing life shareholders’ funds	(75)	45	(60)	20	(20)	—	—	—
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 Impact on shareholders’ equity before tax (£m)	Interest Rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	—	(10)	—	—	(5)	—	—
Investment non-participating	(40)	30	(10)	55	(60)	(35)	—	—
Assets backing life shareholders’ funds	(115)	80	(65)	20	(20)	—	—	—
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Changes in sensitivities between 2015 and 2014 reflect inclusion of Friends Life in 2015 for the first time and movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	65	(65)	(100)	(270)

Net of reinsurance	(305)	300	(130)	65	(65)	(100)	(260)

2015 Impact on shareholders’ equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	70	(70)	(20)	(270)

Net of reinsurance	(305)	300	(130)	70	(70)	(20)	(260)

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2014 Impact on shareholders’ equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

53 – Risk management continued

Fund management and non-insurance business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	10	(30)	45

2015 Impact on shareholders’ equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	10	(30)	45

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	5	(15)	25

2014 Impact on shareholders’ equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	—	—	5	(15)	25

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

The Group uses a variety of derivative financial instruments, including both exchange traded and over-the-counter instruments, in line with our overall risk management strategy. The objectives include managing exposure to market, foreign currency and/or interest rate risk on existing assets or liabilities, as well as planned or anticipated investment purchases.

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

The fair values do not provide an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA (International Swaps and Derivatives Association, Inc.) master agreements or their equivalent. Such agreements are designed to provide a legally enforceable set-off in the event of default, which reduces credit exposure. In addition, the Group has collateral agreements in place between the individual Group entities and relevant counterparties. Refer to note 55 for further information on collateral and net credit risk of derivative instruments.

(a) Instruments qualifying for hedge accounting

The Group has formally assessed and documented the effectiveness of its instruments qualifying for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

(i) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has designated a portion of its euro denominated debt as a hedge of the net investment in its European subsidiaries. The carrying value of the debt at 31 December 2015 was £368 million (2014: £1,292 million) and its fair value at that date was £413 million (2014: £1,359 million).

The foreign exchange gain of £42 million (2014: gain of £94 million; 2013: loss of £40 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

54 – Derivative financial instruments and hedging continued

(ii)	Cash flow hedges

At the end of 2015 the Group entered into a cash flow hedge using a foreign exchange forward to hedge the currency exposure related to the acquisition of additional shares in its associate Aviva Life Insurance Company India expected to be completed in the first half of 2016. The fair value of the hedge as of 31 December 2015 was a £2 million derivative asset. The gain of £2 million has been recognised in the hedging instruments reserve in shareholders’ equity. The hedge was fully effective in the year.

There were no fair value hedges designated in the year.

(b) Derivatives not qualifying for hedge accounting

Certain derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken. These are referred to below as non-hedge derivatives.

(i) The Group’s non-hedge derivative activity at 31 December 2015 and 2014 was as follows:

			2015			2014
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	7,791	50	(186)	5,999	54	(42)
Interest rate and currency swaps	5,152	133	(346)	2,237	141	(153)
Options	4,800	28	(16)	14,741	92	(48)
Total	17,743	211	(548)	22,977	287	(243)
Interest rate contracts
OTC
Forwards	66	—	(1)	356	—	(42)
Swaps	48,682	1,907	(1,826)	35,579	2,845	(2,087)
Options	675	110	—	2,675	186	—
Swaptions	2,828	151	(22)	33,520	126	(26)
Exchange traded
Futures	2,581	18	(16)	1,943	13	(33)
Total	54,832	2,186	(1,865)	74,073	3,170	(2,188)
Equity/Index contracts
OTC
Options	1,225	114	(15)	1,132	6	(6)
Exchange traded
Futures	6,175	87	(113)	3,764	88	(46)
Options	4,414	370	(19)	4,429	336	(18)
Total	11,814	571	(147)	9,325	430	(70)
Credit contracts	12,968	10	(155)	8,950	14	(89)
Other	21,861	348	(1,166)	16,393	187	(891)
Total at 31 December	119,218	3,326	(3,881)	131,718	4,088	(3,481)

Fair value assets made up of £2 million in hedge derivatives and £3,326 million in non-hedge derivatives are recognised as ‘Derivative financial instruments’ in note 22(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 46.

The Group’s derivative risk management policies are outlined in note 53.

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2015 £m	2014 £m
Within 1 year	484	336
Between 1 and 2 years	564	698
Between 2 and 3 years	251	313
Between 3 and 4 years	227	240
Between 4 and 5 years	291	234
After 5 years	2,613	3,627
	4,430	5,448

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of cash and non-cash collateral. The amounts of cash collateral receivable or repayable are included in notes 23 and 46 respectively. Collateral received and pledged by the Group is detailed in note 55.

55 – Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar arrangements

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

Derivative transactions requiring Aviva or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit default swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities. The derivative assets and liabilities in the table below are made up of the contracts described in detail in note 54.

Aviva participates in a number of stock lending and repurchase arrangements. In some of these arrangements cash is exchanged by Aviva for securities and a related receivable is recognised within ‘Loans to Banks’ (note 19). These arrangements are reflected in the tables below. In instances where the collateral is recognised on the statement of financial position, the obligation for its return is included within ‘Payables and other financial liabilities’.

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

	Amounts subject to enforceable netting arrangements
	Offset under IAS 32			Amounts under a master netting agreement but not offset under IAS 32
2015	Gross amounts	Amounts offset	Net amounts reported in the statement of financial position	Financial instruments	Cash collateral	Securities collateral received / pledged	Net amount
Financial assets
Derivative financial assets	3,660	(836)	2,824	(1,793)	(640)	(243)	148
Loans to banks and repurchase arrangements	2,723	—	2,723	—	—	(2,723)	—
Total financial assets	6,383	(836)	5,547	(1,793)	(640)	(2,966)	148

Financial liabilities
Derivative financial liabilities	(4,030)	836	(3,194)	1,884	388	543	(379)
Other financial liabilities	(2,219)	—	(2,219)	—	—	2,219	—
Total financial liabilities	(6,249)	836	(5,413)	1,884	388	2,762	(379)

	Amounts subject to enforceable netting arrangements
	Offset under IAS 32			Amounts under a master netting agreement but not offset under IAS 32
2014	Gross amounts	Amounts offset	Net amounts reported in the statement of financial position	Financial instruments	Cash collateral	Securities collateral received / pledged	Net amount
Financial assets
Derivative financial assets	4,467	(1,065)	3,402	(1,846)	(931)	(404)	221
Loans to banks and repurchase arrangements	3,763	—	3,763	—	—	(3,763)	—
Total financial assets	8,230	(1,065)	7,165	(1,846)	(931)	(4,167)	221

Financial liabilities
Derivative financial liabilities	(3,725)	1,065	(2,660)	2,108	338	146	(68)
Other financial liabilities	(1,859)	—	(1,859)	—	—	1,859	—
Total financial liabilities	(5,584)	1,065	(4,519)	2,108	338	2,005	(68)

Derivative assets are recognised as ‘Derivative financial instruments’ in note 22(a), while fair value liabilities are recognised as ‘Derivative liabilities’ in note 46. £504 million (2014: £686 million) of derivative assets and £687 million (2014: £821 million) of derivative liabilities are not subject to master netting agreements and are therefore excluded from the table above.

Amounts receivable related to securities lending and reverse-repurchase arrangements totalling £2,723 million (2014: £3,763 million) are recognised within ‘Loans to banks’ in note 19(a).

Other financial liabilities presented above represent liabilities related to repurchase arrangements recognised within ‘Obligations for repayment of cash collateral received’ in note 46.

55 – Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar arrangements continued

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

The total amount of collateral received which the Group is permitted to sell or repledge in the absence of default was £22,424 million (2014: £20,566 million), all of which other than £2,588 million (2014: £2,896 million) is related to securities lending arrangements. £2,915 million (2014: £4,036 million) of collateral has been received related to balances recognised within ‘Loans to banks’ (refer to note 19). The value of collateral that was actually sold or repledged in the absence of default was £nil (2014: £nil).

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

Services provided to, and by related parties

				2015				2014				2013
	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m
Associates	9	(7)	—	—	7	(2)	—	—	3	(3)	—	11
Joint ventures	27	—	—	192	28	—	—	154	51	—	—	56
Employee pension schemes	13	—	—	3	11	—	—	3	12	—	—	9
	49	(7)	—	195	46	(2)	—	157	66	(3)	—	76

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 14(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 14(a)(i). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Key management personnel of the Company may from time to time purchase insurance, savings, asset management or annuity products marketed by Group Companies on equivalent terms to those available to all employees of the Group. In 2015 and 2014, other transactions with key management personnel were not deemed to be significant either by size or in the context of their individual financial positions.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(b)(ii). As at 31 December 2015, the Friends Provident Pension Scheme (“FPPS”), acquired during the year as part of the acquisition of the Friends Life business, held an insurance policy of £546 million issued by a Group Company, which eliminates on consolidation.

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 48(f).

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2015 £m	2014 £m	2013 £m
Salary and other short-term benefits	13.3	8.9	6.7
Other long-term benefits	5.2	4.1	1.6
Post-employment benefits	1.7	1.0	1.1
Equity compensation plans	10.6	1.9	3.3
Termination benefits	2.0	—	1.1
Total	32.8	15.9	13.8

The increase in total key management compensation in 2015 mainly reflects the effect of an increase in the number of employees classified as key management compared to 2014.

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

57 – Organisational structure

The following chart shows, in simplified form, the organisational structure of the Group as at 31 December 2015. Aviva plc is the holding company of the Group.

Parent company

Aviva plc

Subsidiaries

The principal subsidiaries of the Company are listed below by country of incorporation.

United Kingdom

Aviva Annuity UK Limited

Aviva Central Services UK Limited

Aviva Employment Services Limited

Aviva Equity Release UK Limited

Aviva Health UK Limited

Aviva Insurance Limited

Aviva International Insurance Limited

Aviva Investors Global Services Limited

Aviva Investors Pensions Limited

Aviva Investors UK Fund Services Limited

Aviva Investors UK Funds Limited

Aviva Life & Pensions UK Limited

Aviva Life Services UK Limited

Aviva Pensions Trustees UK Limited

Aviva UK Digital Limited

Aviva Wrap UK Limited

Gresham Insurance Company Limited

The Ocean Marine Insurance Company Limited

Friends Life Limited

Friends Life and Pensions Limited

Friends Life Management Services Limited

Friends Life Services Limited

Friends Provident International Limited

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

Aviva Investors France S.A. (99.9%)

Aviva Vie SA (99.9%)

Aviva Epargne Retraite (99.9%)

Union Financière de France Banque (Banking) (74.3%)

Hong Kong

Aviva Life Insurance Company Limited

Ireland

Aviva Health Group Ireland Limited (70%)

57 – Organisational structure continued

Italy

Aviva Italia Holding S.p.A and its principal subsidiaries:

Avipop Assicurazioni S.p.A (50%)

Avipop Vita S.p.A (50%)

Aviva S.p.A (51%)

Aviva Assicurazioni Vita S.p.A (80%)

Aviva Italia S.p.A

Aviva Life S.p.A

Aviva Vita S.p.A (80%)

Lithuania

Uždaroji akcinė gyvybės draudimo ir pensijų bendrovė ‘Aviva Lietuva’

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

Caja Espana Vida, Compania de Seguros y Reaseguros (50%)

Caja Granada Vida, de Seguros y Reaseguros, S.A. (25%)

Unicorp Vida, Compania de Seguros y Reaseguros (50%)

Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50%)

Associates and joint ventures

The Group has ongoing interests in the following operations that are classified as joint ventures or associates. Further details of those operations that were most significant in 2015 are set out in notes 14 and 15 to the financial statements.

United Kingdom

The Group has interests in several property limited partnerships. Further details are provided in notes 14, 15 and 21 to the financial statements.

China

Aviva-COFCO Life Insurance Co. Limited (50%)

India

Aviva Life Insurance Company India Limited (26%)

Indonesia

PT Astra Aviva Life (50%)

Taiwan

First-Aviva Life Insurance Co. Limited (49%)

Turkey

AvivaSA Emeklilik ve Hayat A.S (40%)

Vietnam

Vietinbank Aviva Life Insurance Company Limited (50%)

58 – Subsequent events

Note 20 details subsequent events relating to securitised mortgages. Subsequent events relating to the acquisition and disposal of subsidiaries are detailed in Note 2. Subsequent events relating to tax are detailed in Note 9 and Note 42.

Income statement

For the year ended 31 December 2015

		2015	2014	2013
	Note	£m	£m	£m
Income
Dividends received from subsidiaries	I	1,250	1,172	1,450
Interest receivable from group companies	I	57	60	103
		1,307	1,232	1,553
Expenses
Net investment expense		(3)	(2)	(5)
Operating expenses		(224)	(162)	(326)
Interest payable to group companies	I	(174)	(258)	(326)
Interest payable on borrowings		(344)	(314)	(332)
Realised loss on loan		—	—	(78)
		(745)	(736)	(1,067)
Profit for the year before tax		562	496	486
Tax credit	C	115	67	116
Profit for the year after tax		677	563	602

Statement of comprehensive income

For the year ended 31 December 2015

		2015	2014	2013
	Note	£m	£m	£m
Profit for the year		677	563	602

Other comprehensive income
Items that may be reclassified subsequently to income statement
Fair value gains on investments in subsidiaries and joint ventures	E	1,095	866	2,108

Items that will not be reclassified to income statement
Remeasurements of pension schemes	E	—	(1)	(2)
Other comprehensive income, net of tax		1,095	865	2,106
Total comprehensive income for the year		1,772	1,428	2,708

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 129 to 142. The notes identified alphabetically on pages 255 to 260 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 250.

Statement of changes in equity

For the year ended 31 December 2015

		Ordinary share capital	Preference share capital	Share premium	Merger reserve	Investment valuation reserve	Equity compensation reserve	Retained earnings	Equity	Direct capital instrument and tier 1 notes	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January		737	200	1,172	735	9,768	65	3,137	15,814	892	16,706
Profit for the year		—	—	—	—	—	—	677	677	—	677
Other comprehensive income		—	—	—	—	1,095	—	—	1,095	—	1,095
Total comprehensive income for the year		—	—	—	—	1,095	—	677	1,772	—	1,772
Dividends and appropriations	11	—	—	—	—	—	—	(724)	(724)	—	(724)
Reserves credit for equity compensation plans		—	—	—	—	—	40	—	40	—	40
Shares issued under equity compensation plans		3	—	13	—	—	(35)	19	—	—	—
Novation of subsidiary company’s tier 1 notes	D	—	—	—	—	—	—	—	—	224	224
Issue of share capital – acquisition of Friends Life		272	—	—	5,703	—	—	—	5,975	—	5,975
Redemption of direct capital instrument		—	—	—	—	—	—	—	—	—	—
Aggregate tax effect		—	—	—	—	—	—	15	15	—	15
Balance at 31 December		1,012	200	1,185	6,438	10,863	70	3,124	22,892	1,116	24,008

For the year ended 31 December 2014

		Ordinary share capital	Preference share capital	Share premium	Merger reserve	Investment valuation reserve	Equity compensation reserve	Retained earnings	Equity	Direct capital instrument tier and 1 notes	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January		736	200	1,165	735	8,902	54	3,158	14,950	1,382	16,332
Profit for the year		—	—	—	—	—	—	563	563	—	563
Other comprehensive income/(expense)		—	—	—	—	866	—	(1)	865	—	865
Total comprehensive income for the year		—	—	—	—	866	—	562	1,428	—	1,428
Dividends and appropriations	11	—	—	—	—	—	—	(551)	(551)	—	(551)
Employee trust shares distributed in the year		—	—	—	—	—	—	(18)	(18)	—	(18)
Reserves credit for equity compensation plans		—	—	—	—	—	39	—	39	—	39
Shares issued under equity compensation plans		1	—	7	—	—	(28)	24	4	—	4
Redemption of direct capital instrument		—	—	—	—	—	—	(57)	(57)	(490)	(547)
Aggregate tax effect		—	—	—	—	—	—	19	19	—	19
Balance at 31 December		737	200	1,172	735	9,768	65	3,137	15,814	892	16,706

For the year ended 31 December 2013

		Ordinary share capital	Preference share capital	Share premium	Merger reserve	Investment valuation reserve	Equity compensation reserve	Retained earnings	Equity	Direct capital instrument tier and 1 notes	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January		736	200	1,165	735	6,794	60	3,060	12,750	1,382	14,132
Profit for the year		—	—	—	—	—	—	602	602	—	602
Other comprehensive income/(expense)		—	—	—	—	2,108	—	(2)	2,106	—	2,106
Total comprehensive income for the year		—	—	—	—	2,108	—	600	2,708	—	2,708
Dividends and appropriations	11	—	—	—	—	—	—	(538)	(538)	—	(538)
Employee trust shares distributed in the year		—	—	—	—	—	—	(33)	(33)	—	(33)
Reserves credit for equity compensation plans		—	—	—	—	—	37	—	37	—	37
Shares issued under equity compensation plans		—	—	—	—	—	(43)	47	4	—	4
Aggregate tax effect		—	—	—	—	—		22	22	—	22
Balance at 31 December		736	200	1,165	735	8,902	54	3,158	14,950	1,382	16,332

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 129 to 142. The notes identified alphabetically on pages 255 to 260 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 250.

Statement of financial position

At 31 December 2015

		2015	2014
	Note	£m	£m
Assets
Non-current assets
Investments in subsidiaries	A	42,452	33,930
Investment in joint venture	14a, A	322	208
Loans owed by subsidiaries	I	553	1,330
Deferred tax assets	C	188	201
Current tax assets	C	130	65
		43,645	35,734
Current assets
Loans owed by subsidiaries	I	—	388
Other amounts owed by subsidiaries	I	233	274
Other assets		12	18
Cash and cash equivalents		188	33
Total assets		44,078	36,447
Equity
Ordinary share capital	26	1,012	737
Preference share capital	29	200	200
Called up capital		1,212	937
Share premium	26b	1,185	1,172
Merger reserve	E	6,438	735
Investment valuation reserve	E	10,863	9,768
Equity compensation reserve	E	70	65
Retained earnings	E	3,124	3,137
Direct capital instrument and tier 1 notes	30	1,116	892
Total equity		24,008	16,706
Liabilities
Non-current liabilities
Borrowings	F	5,202	4,794
Loans owed to subsidiaries	I	10,256	10,366
Provisions		40	48
		15,498	15,208
Current liabilities
Borrowings	F	485	516
Other amounts owed to subsidiaries	I	3,962	3,885
Other creditors		125	132
Total liabilities		20,070	19,741
Total equity and liabilities		44,078	36,447

Approved by the Board on 29 March 2016.

Thomas D. Stoddard

Chief Financial Officer

Company number: 2468686

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 129 to 142. The notes identified alphabetically on pages 255 to 260 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 250.

Statement of cash flows

For the year ended 31 December 2015

All the Company’s operating cash requirements are met by subsidiary companies and settled through intercompany loan accounts. As the direct method of presentation has been adopted for these activities, no further disclosure is required. In respect of financing and investing activities, the following items pass through the Company’s own bank accounts.

	2015	2014	2013
	£m	£m	£m
Cash flows from investing activities
(Purchase)/sale of financial investments	(5)	290	(294)
Interest received	—	7	—
Net cash (used in)/generated from investing activities	(5)	297	(294)

Cash flows from financing activities
Funding provided from subsidiaries	721	597	1,283
New borrowings drawn down, net of expenses	2,027	2,382	2,137
Repayment of borrowings	(1,554)	(2,070)	(2,179)
Net drawdown of borrowings	473	312	(42)
Redemption of direct capital instrument	—	(547)	—
Preference dividend paid	(17)	(17)	(17)
Ordinary dividend paid	(635)	(447)	(429)
Interest paid on the direct capital instrument and tier 1 notes	(72)	(88)	(92)
Interest paid on borrowings	(328)	(301)	(328)
Receipts under equity compensation plans	—	5	7
Proceeds from issue of ordinary shares	16	8	—
Treasury shares purchased for employee trusts	(1)	—	(32)
Net cash generated/(used in) from financing activities	157	(478)	350
Net increase/(decrease) in cash and cash equivalents	152	(181)	56
Cash and cash equivalents at 1 January	33	223	152
Exchange gains/(losses) on cash and cash equivalents	3	(9)	15
Cash and cash equivalents at 31 December	188	33	223

Where applicable, the accounting policies of the Company are the same as those of the Group on pages 129 to 142. The notes identified alphabetically on pages 255 to 260 are an integral part of these separate financial statements. Where the same items appear in the Group financial statements, reference is made to the notes (identified numerically) on pages 149 to 250.

A – Investments in subsidiaries and joint venture

(i) Movements in the Company’s investments in its subsidiaries are as follows:

	2015	2014
	£m	£m
Fair value as at 1 January	33,930	33,095
Acquisition of Friends Life	5,975	—
Issuance of shares in Aviva Group Holdings	1,566	—
Movement in fair value	981	835
At 31 December	42,452	33,930

Fair values are estimated using applicable valuation models underpinned by the Company’s market capitalisation, and are classified as Level 2 in the fair value hierarchy described in note 18 to the Group consolidated financial statements.

(ii) At 31 December 2015, the Company has two wholly owned subsidiaries, both incorporated in the UK. These are General Accident plc and Aviva Group Holdings Limited. Aviva Group Holdings Limited is an intermediate holding company, whilst General Accident plc has preference shares listed on the London Stock Exchange. The principal subsidiaries of the Aviva Group at 31 December 2015 are set out in note 57 to the Group consolidated financial statements.

(iii) At 31 December 2015, the Company’s investment in the joint venture, Aviva-COFCO Life Insurance Co. Limited has a fair value of £322 million (2014: £208 million).

B – Subsequent events

Subsequent events relating to tax are detailed in Note C.

C – Tax

(i) Tax credited to the income statement

The total tax charge comprises:

	2015	2014	2013
	£m	£m	£m
Current tax
For this year	(129)	(64)	(84)
Prior year adjustments	1	(7)	(7)
Total current tax	(128)	(71)	(91)
Deferred tax
Origination and reversal of temporary differences	1	4	(49)
Changes in tax rates or tax laws	20	—	24
Write back of deferred tax assets	(8)	—	—
Total deferred tax	13	4	(25)
Total tax credited to income statement	(115)	(67)	(116)

Unrecognised tax losses and temporary differences of previous years were used to reduce the deferred tax expense by £8 million (2014: £nil; 2013: £nil).

(ii) Tax charged/(credited) to other comprehensive income

No tax was charged or credited to other comprehensive income in 2015, 2014 or 2013.

(iii) Tax credited to equity

Tax credited directly to equity in the year amounted to £15 million (2014: £19 million; 2013: £22 million). This comprises coupon payments on the direct capital instrument and tier 1 notes.

(iv) Tax reconciliation

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2015	2014	2013
	£m	£m	£m
Profit before tax	562	496	486
Tax calculated at standard UK corporation tax rate of 20.25% (2014: 21.5%; 2013: 23.25%)	114	107	113
Adjustment to tax charge in respect of prior years	1	(5)	(7)
Non-assessable dividend income	(253)	(252)	(337)
Disallowable expenses	10	9	13
Non-taxable loss on settlement of intra group loan	—	—	17
Movement in deferred tax not recognised	(8)	(2)	—
Different local basis of tax on overseas profits	1	2	—
Change in future local statutory tax rates	20	—	32
Losses surrendered intra-group for nil value	—	74	53
Total tax credited to income statement	(115)	(67)	(116)

UK legislation was substantively enacted in July 2013 to reduce the UK corporation tax rate from 21% to 20% from 1 April 2015, resulting in an effective rate for the year ended 31 December 2015 of 20.25%. The 20.25% corporation tax rate has been used in the calculation of the UK’s current tax liability for the year ended 31 December 2015.

As legislated in Finance (No 2) Act 2015, which was substantively enacted on 26 October 2015, the UK corporate rate will reduce further to 19% from 1 April 2017 and to 18% from 1 April 2020. The reductions in rate from 20% to 19% and then to 18% have been used in the calculation of the company’s deferred tax asset as at 31 December 2015. The reduction in the future corporation tax rates has resulted in a reduction to the company’s net deferred tax asset of £20 million charged to the income statement.

On 16 March 2016, the UK Government announced that the rate of corporation tax will be 17% from 1 April 2020. A 1% reduction in the tax rate applied to the company’s deferred tax asset at 31 December 2015 would reduce the asset by £10 million.

(v) Deferred tax

A deferred tax asset of £188 million (2014: £201 million), principally arising in respect of deferred interest has been recognised at 31 December 2015 at 18%. The Company has unrecognised temporary differences of £nil million (2014: £45 million) to carry forward indefinitely against future taxable income.

(vi) Current tax assets

Current tax assets recoverable in more than one year are £130 million (2014: £65 million).

D – Direct capital instrument and tier 1 notes

Details of the direct capital instrument and tier 1 notes are given in the Group consolidated financial statements, note 30. The 6.875% £210 million STICS are reflected in the Company financial statements at a value of £224 million following the transfer at fair value from Friends Life Holdings plc on 1 October 2015.

E – Reserves

	Merger Reserve	Investment valuation reserve	Equity- compensation reserve	Retained earnings
	£m	£m	£m	£m
Balance at 1 January 2013	735	6,794	60	3,060
Arising in the year:
Profit for the year	—	—	—	602
Fair value gains on investments in subsidiaries and joint ventures	—	2,108	—	—
Actuarial gains on pension provision	—	—	—	(2)
Dividends and appropriations	—	—	—	(538)
Reserves credit for equity compensation plans	—	—	37	—
Trust shares distributed in the year	—	—	—	(33)
Issue of share capital under equity compensation scheme	—	—	(43)	47
Aggregate tax effect	—	—	—	22
Balance at 1 January 2014	735	8,902	54	3,158
Arising in the year:
Profit for the year	—	—	—	563
Fair value gains on investments in subsidiaries and joint ventures	—	866	—	—
Actuarial gains on pension provision	—	—	—	(1)
Dividends and appropriations	—	—	—	(551)
Reserves credit for equity compensation plans	—	—	39	—
Trust shares distributed in the year	—	—	—	(18)
Issue of share capital under equity compensation scheme	—	—	(28)	24
Redemption of direct capital instrument	—	—	—	(57)
Aggregate tax effect	—	—	—	19
Balance at 31 December 2014	735	9,768	65	3,137
Arising in the year:
Profit for the year	—	—	—	677
Fair value gains on investments in subsidiaries and joint ventures	—	1,095	—	—
Premium gained as part of Friends Life acquisition	5,703	—	—	—
Dividends and appropriations	—	—	—	(724)
Reserves credit for equity compensation plans	—	—	40	—
Trust shares distributed in the year	—	—	—	—
Issue of share capital under equity compensation scheme	—	—	(35)	19
Redemption of direct capital instrument	—	—	—	—
Aggregate tax effect	—	—	—	15
Balance at 31 December 2015	6,438	10,863	70	3,124

Tax of £15 million (2014: £19 million; 2013: £22 million) is deductible in respect of coupon payments of £72 million (2014: £88 million; 2013: £92 million) on the direct capital instrument and tier 1 notes.

The issue of new shares in the Company in exchange for shares of Friends Life has attracted merger relief under section 612 of the Companies Act 2006. Of the £5,975 million, £272 million (25 pence per ordinary share) has been credited to share capital and the remaining £5,703 million has been credited to the merger reserve within equity, increasing the reserve from £735 million to £6,438 million.

Further details of the Merger reserve are given in the Group consolidated financial statements, note 31.

F – Borrowings

The Company’s borrowings comprise:

	2015	2014
	£m	£m
Subordinated debt	5,202	4,594
9.5% guaranteed bonds 2016	—	200
Commercial paper	485	516
	5,687	5,310

Maturity analysis of contractual undiscounted cash flows:

			2015			2014
	Principal	Interest	Total	Principal	Interest	Total
	£m	£m	£m	£m	£m	£m
Within 1 year	485	303	788	516	304	820
1 – 5 years	—	1,212	1,212	200	1,149	1,349
5 – 10 years	—	1,514	1,514	—	1,340	1,340
10 – 15 years	800	1,514	2,314	1,188	1,322	2,510
Over 15 years	4,448	3,496	7,944	3,442	2,924	6,366
Total contractual undiscounted cash flows	5,733	8,039	13,772	5,346	7,039	12,385

Where subordinated debt is undated, the interest payments have not been included beyond 15 years. Annual interest payments in future years for these borrowings are £79 million (2014: £72 million).

The fair value of the subordinated debt at 31 December 2015 was £5,504 million (2014: £5,188 million), calculated with reference to quoted prices. The 9.5% guaranteed bond 2016 was repaid during 2015. The fair value of the commercial paper is considered to be the same as its carrying value.

Further details of these borrowings and undrawn committed facilities can be found in the Group consolidated financial statements, note 45, with details of the fair value hierarchy in relation to these borrowings in note 18.

G – Contingent liabilities

Details of the Company’s contingent liabilities are given in the Group consolidated financial statements, note 48.

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

All the Company’s long-term external borrowings are at fixed rates of interest and are therefore not exposed to changes in these rates. However, for short-term commercial paper, the Company is affected by changes in these rates to the extent the redemption of these borrowings is funded by the issuance of new commercial paper or other borrowings. Further details of the Company’s borrowings are provided in note F and the Group consolidated financial statements, note 45.

The effect of a 100 basis point increase/decrease in interest rates on floating rate loans due to and from subsidiaries and on refinancing short-term commercial paper as it matures would be a decrease/increase in profit before tax of £106 million (2014: decrease/increase of £100 million). The net asset value of the Company’s financial resources is not materially affected by fluctuations in interest rates.

Currency risk

The Company’s direct subsidiaries are exposed to foreign currency risk arising from fluctuations in exchange rates during the course of providing insurance and asset management services around the world. The exposure of the subsidiaries to currency risk is considered from a Group perspective in the Group consolidated financial statements, note 53.

The Company faces exposure to foreign currency risk through some of its borrowings which are denominated in euro. However, most of these borrowings have been on-lent to a subsidiary which holds investments in euro, generating the net investment hedge described in the Group consolidated financial statements, note 54(a).

Liquidity risk

Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The Company’s main sources of liquidity are liquid assets held within the Company and its subsidiaries Aviva Group Holdings Limited (AGH) and Friends Life Holdings plc, and dividends received from the Group’s insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Company maintains significant undrawn committed borrowing facilities (£1,650 million) from a range of leading international banks to further mitigate this risk.

Maturity analysis of external borrowings and amounts due to and by subsidiaries are provided in notes F and I respectively.

I – Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and fee expense to those subsidiaries in the normal course of business. These activities are reflected in the table below.

Loans to and from subsidiaries are made on normal arm’s-length commercial terms. The maturity analysis of the related party loans is as follows:

Loans owed by subsidiaries

	2015	2014	2013
Maturity analysis	£m	£m	£m
Within 1 year	—	388	42
1-5 years	369	1,136	832
Over 5 years	184	194	208
Total	553	1,718	1,082

I – Related party transactions continued

Loans owed to subsidiaries

Maturity analysis of contractual undiscounted cash flows:			2015			2014			2013
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Within 1 year	—	132	132	—	132	132	9,975	218	10,193
1-5 years	10,256	132	10,388	10,366	264	10,630	563	34	597
Over 5 years	—	—	—	—	—	—	—	—	—
Total	10,256	264	10,520	10,366	396	10,762	10,538	252	10,790

Other related party balances comprise dividends and interest receivable and payable, as well as intercompany balances for fees and other transactions in the normal course of business.

Dividends, loans, interest

Services provided to related parties

		2015		2014		2013
	Income earned in year	Receivable at year end	Income earned in year	Receivable at year end	Income earned in year	Receivable at year end
	£m	£m	£m	£m	£m	£m
Subsidiaries	1,307	786	1,232	1,992	1,553	1,706

The Company incurred expenses in the year of £212,750 (2014: £179,000; 2013: £130,000) representing audit fees paid by the Company on behalf of subsidiaries. The Company did not recharge subsidiaries for these expenses.

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

Services provided by related parties

		2015		2014		2013
	Expense incurred in year	Payable at year end	Expense incurred in year	Payable at year end	Expense incurred in year	Payable at year end
	£m	£m	£m	£m	£m	£m
Subsidiaries	174	14,218	258	14,251	326	14,260

The related parties’ payables are not secured and no guarantees were received in respect thereof. The payables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties given by the Company on behalf of related parties are given in note 48(f).

Following the acquisition of Friends Life, Aviva plc transferred 100% of its newly acquired shares to Aviva Group Holdings Ltd in exchange for an issue of £5,975 million in ordinary shares of AGH.

On 31 December 2015, Aviva Group Holdings Ltd issued 155,685 additional ordinary shares with a par value of £10,000 per share to Aviva plc, in exchange for the full settlement of the intercompany balance.

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

Year ended 31 December
2011	1.6043
2012	1.6255
2013	1.5849
2014	1.6458
2015	1.5249

The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for the last six months:

	High	Low
September 2015	1.5659	1.5108
October 2015	1.5509	1.5108
November 2015	1.5497	1.4994
December 2015	1.5252	1.4727
January 2016	1.4816	1.4080
February 2016	1.4668	1.3836

On 24 March 2016, the closing exchange rate as quoted by Bloomberg was £1.00 = $1.4181.

Record holders

On 24 March 2016, 394,939 of the Company’s ordinary shares, representing 0.01 per cent of the issued and outstanding ordinary shares as of such date, were held by 1,199 ordinary shareholders of record in the United States. In addition, 40,524,624 ordinary shares, representing 1.0 per cent of the issued and outstanding ordinary shares of such date, were held by 20 registered American Depositary Receipt holders.

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

	Ordinary Shares (pence)		Aviva ADS (US dollars)
Year	High	Low	High	Low
2011	477.9	275.3	15.80	8.60
2012	384.0	255.3	12.63	7.86
2013	449.7	294.1	15.15	9.05
2014	539.0	436.7	17.93	13.77
2015	571.5	428.4	17.52	13.17

		Ordinary shares (pence)				Aviva ADS (US dollars)
Pence		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2013	High	388.4	346.5	419.8	449.7	12.63	10.78	13.61	15.15
	Low	296.2	294.1	342.5	407.5	9.09	9.05	10.44	13.26
2014	High	523.5	534.0	535.5	539.0	16.85	17.94	17.94	16.76
	Low	436.7	487.8	483.2	463.9	13.77	15.91	16.30	14.50
2015	High	571.5	561.5	535.5	521.0	17.52	17.10	16.80	15.65
	Low	463.3	492.5	428.4	449.7	14.05	15.54	13.17	13.72

Ordinary shares (pence)	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016
High	477.4	486.0	514.0	521.0	516.0	475.5
Low	428.4	449.7	478.3	482.0	450.3	400.5

Aviva ADS (US dollars)	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016
High	14.73	14.90	15.56	15.65	15.21	13.77
Low	13.17	13.72	14.55	14.77	13.01	11.63

Major shareholders

The disclosure of certain major shareholdings in the share capital of the Company is governed by the Companies Act 2006, the Financial Conduct Authority’s Disclosure and Transparency Rules (DTR) and the US Securities Exchange Act of 1934.

We have set out in the tables below the holdings of each major shareholder as notified to the Company under the DTRs or filed with the SEC as at the latest practicable date for the last three financial years. Our major shareholders as listed below have the same voting rights as all our ordinary shareholders.

As at 24 March 2016	Total number of shares held	% of total issued shares/ % of voting rights
BlackRock, Inc and its subsidiaries	277,469,941	6.9%

As at 13 March 2015	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	150,571,371	5.1%
BlackRock, Inc and its subsidiaries	190,285,115	over 5%

As at 21 March 2014	Total number of shares held	% of total issued shares/ % of voting rights
Franklin Resources, Inc and its subsidiaries and affiliates	213,911,420	7.3%
BlackRock, Inc and its subsidiaries	147,549,063	over 5%
Legal & General Group plc	90,203,524	3.06%
The Capital Group Companies Inc	90,225,692	3.06%

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

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2015	2014	2015	2014
Reinsured London Market business	2.0%	2.1%	9 years	10 years
Latent claims	0.00% to 2.30%	0.16% to 2.75%	6 to 15 years	6 to 15 years
Structured settlements	2.1%	2.0%	38 years	35 years

The gross outstanding claims provision before discounting was £9,911 million (2014: £10,326 million) and after discounting was £9,446 million (2014: £9,876 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

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

During 2015, the propensity for new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis, has remained fairly stable.

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. We have adopted a reserve estimation basis for non-life claims at 31 December 2015 that is calculated as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty targets a minimum confidence level that provisions will be sufficient for all business in each country. The adequacy of loss reserves is assessed and reported locally and is aggregated and reported to the Chief Financial Officer (CFO) on a quarterly basis.

For additional information on the assumptions and changes that have occurred related to the general insurance and health claims provisions, see ”IFRS Financial statements – note 36 – Insurance liabilities”. The effect on profit of changes in the main assumptions for the general insurance and health business can be found within “IFRS Financial statements – note 40 – Effect of changes in assumptions and estimates during the year”.

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

At 31 December 2015, the total reinsurance asset recoverable in respect of life, general and health insurance was £20,918 million, representing 6.5% of the total gross technical provisions of £321,729 million. In respect of premium income written during 2015, £2,890 million was ceded to reinsurers, representing 13.2% of the total gross written premium of £21,925 million.

The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group Capital and Asset Liability Management (ALM) and Group Risk teams have an active monitoring role with escalation to the CFO, Chief Risk Officer (CRO), Group Asset Liability Committee (ALCO) and the Board Risk Committee as appropriate.

The Group’s largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £12,660 million (2014: £2,048 million), which has increased significantly during the year as a result of the acquisition of Friends Life. Whilst the risk of default is considered remote due to the nature of the arrangement and the counterparty, the Group is currently considering alternative ways to structure the agreements with BlackRock Life Ltd to reduce or remove this exposure.

Additional information on our reinsurance strategy and a discussion on concentration risk and reinsurance credit risk can be found within “IFRS Financial statements – note 53 – Risk management”.

Loss Reserve Development

The loss reserve development tables below present the historical development of the property & casualty reserves that we established in 2006 and subsequent years.

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

The “Cumulative redundancy/(deficiency)” line represents the overall change in the estimate since the initial reserve was established, and is equal to the initial reserve less the re-estimated liability as at 31 December 2015. Reserves for losses and LAE at each statement of financial position date represent the amounts necessary to settle all outstanding claims as at that date. The year-end balances in the tables should not be added as they include amounts in respect of both the current and prior years.

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

31 December	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m	2014 £m	2015 £m
Initial net reserves per statement of financial position	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134	8,779	7,851
Effect of discounting	223	216	447	451	501	302	293	373	290	174
Initial net reserves for unpaid losses and LAE	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507	9,069	8,025
Initial retroceded reserves	2,050	1,946	2,020	2,072	1,973	1,742	1,411	1,407	1,257	1,886
Initial gross reserves for unpaid losses and LAE	13,061	13,439	15,061	13,576	13,179	11,420	11,004	10,914	10,326	9,911

Paid (cumulative) as of:
One year later	3,433	4,017	4,474	3,645	4,579	3,421	2,922	2,992	2,803
Two years later	5,053	5,836	6,462	6,274	6,673	5,034	4,548	4,634
Three years later	6,275	7,190	8,535	7,939	7,905	6,237	5,769
Four years later	7,240	8,470	9,917	8,856	8,834	7,161
Five years later	8,087	9,494	10,555	9,547	9,511
Six years later	8,875	9,905	11,095	10,057
Seven years later	9,170	10,300	11,483
Eight years later	9,476	10,595
Nine years later	9,731

Reserve re-estimated as of:
One year later	12,146	13,349	14,653	13,380	13,110	11,368	10,945	10,646	10,176
Two years later	12,114	13,149	14,505	13,213	13,156	11,470	10,763	10,556
Three years later	12,006	13,086	14,343	13,314	13,262	11,317	10,678
Four years later	11,956	12,974	14,509	13,445	13,143	11,278
Five years later	11,893	13,178	14,643	13,337	13,132
Six years later	12,069	13,308	14,498	13,330
Seven years later	12,260	13,223	14,513
Eight years later	12,180	13,248
Nine years later	12,209

Cumulative redundancy/(deficiency)	852	191	548	246	47	142	326	358	150
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.

Tables showing the consolidated gross loss development for the last ten individual accident years, as opposed to loss development of total gross reserves for claims at the end of each of the last ten financial years above, are provided within “IFRS Financial statements – note 36 – Insurance liabilities”.

The following table presents our consolidated loss development after reinsurance of reserves measured on an IFRS basis for the last ten financial years.

31 December	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011[1] £m	2012 £m	2013 £m	2014 £m	2015[2] £m
Initial net reserves per statement of financial position	10,788	11,277	12,594	11,053	10,705	9,376	9,300	9,134	8,779	7,851
Effect of discounting	223	216	447	451	501	302	293	373	290	174
Initial net reserves for unpaid losses and LAE	11,011	11,493	13,041	11,504	11,206	9,678	9,593	9,507	9,069	8,025

Paid (cumulative) as of:
One year later	3,221	3,783	4,267	3,386	4,232	2,811	2,728	2,726	3,159
Two years later	4,674	5,485	6,041	5,773	5,779	4,310	4,158	4,806
Three years later	5,795	6,647	7,900	6,908	6,896	5,344	5,847
Four years later	6,595	7,771	8,751	7,734	7,658	6,747
Five years later	7,315	8,306	9,346	8,259	8,846
Six years later	7,643	8,695	9,723	9,300
Seven years later	7,924	8,943	10,675
Eight years later	8,104	9,832
Nine years later	8,960

Reserve re-estimated as of:
One year later	10,115	11,334	12,480	11,264	11,112	9,425	9,456	9,270	8,816
Two years later	10,055	10,959	12,269	11,076	10,999	9,494	9,316	9,043
Three years later	9,786	10,848	12,104	11,033	11,025	9,393	9,078
Four years later	9,678	10,744	12,118	11,090	10,953	9,198
Five years later	9,628	10,804	12,205	11,041	10,799
Six years later	9,679	10,920	12,116	10,907
Seven years later	9,867	10,875	12,050
Eight years later	9,832	10,847
Nine years later	9,817

Cumulative redundancy/(deficiency)	1,194	646	991	597	407	480	515	464	253
1	Delta Lloyd not consolidated from financial year 2011 onwards following the partial disposal on 6 May 2011.
2	In 2015 the UK general insurance business completed an outward reinsurance contract which covers a large proportion of its claims in respect of mesothelioma, industrial deafness and other long tail risks.

Tables showing the consolidated loss development, net of reinsurance, for the last ten individual accident years, as opposed to loss development of total net reserves for claims at the end of each of the last ten financial years above, are provided under “IFRS Financial statements – Note 36 – Insurance liabilities”.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2006. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2015 were £237 million (2014: £984 million). The movement in the year reflects a reduction of £705 million due to the reinsurance purchased by the UK general insurance business during 2015 covering a large proportion of these liabilities, favourable claims development of £22 million, claim payments net of reinsurance recoveries and foreign exchange rate movements.

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

Reserves for Asbestos and Environmental Losses

The tables below show the historical development of the asbestos and environmental (“A&E”) reserves as at 31 December 2013 and subsequent years. The tables include all indemnity claims arising from injuries and diseases due to asbestos and all claims arising from injuries due to toxic waste, hazardous substances and other environmental pollutants, including damages in respect of hazardous waste site clean-up costs. Litigation costs in relation to these claims are also included in the tables. Claims relating to smoking, physical abuse, silicon implants and other health hazards and latent injuries are not included as our exposure is not material.

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

A large proportion of our gross A&E liabilities relate to the London Market business we wrote and are therefore covered by our reinsurance with National Indemnity. As of 31 December 2000, management of these claims transferred to Berkshire Hathaway. During 2015 our UK general insurance business completed an outward reinsurance contract which provides cover for a large proportion of its remaining A&E liabilities. Our net A&E reserves mainly relate to asbestos production and handling in various jurisdictions, including the United Kingdom, Canada, Ireland and Australia.

The following table presents the development of our asbestos and environmental reserves before reinsurance measured on an IFRS basis.

31 December	2015 £m	2014 £m	2013 £m
Initial net reserves per statement of financial position	135	736	648
Effect of discounting	102	248	328
Initial net reserves for unpaid losses and LAE	237	984	976
Initial retroceded reserves	1,150	594	682
Initial gross reserves for unpaid losses and LAE	1,387	1,578	1,658

Paid (cumulative) as of:
One year later		72	57
Two years later			129

Reserve re-estimated as of:
One year later		1,555	1,637
Two years later			1,613

Cumulative redundancy/(deficiency)		23	45

The following table presents the development of our A&E reserves after reinsurance measured on an IFRS basis.

31 December	2015 £m	2014 £m	2013 £m
Initial net reserves per statement of financial position	135	736	648
Effect of discounting	102	248	328
Initial net reserves for unpaid losses and LAE	237	984	976

Paid (cumulative) as of:
One year later		17	38
Two years later			54

Reserve re-estimated as of:
One year later		962	1,023
Two years later			1,000

Cumulative redundancy/(deficiency)		22	(24)

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

Critical accounting policies

The major areas of judgement on policy application are summarised below:

Item	Critical accounting judgement assumption	Accounting policy
Consolidation	Assessment of whether the Group controls the underlying entities including consideration of its decision making authority and the rights to variable returns from the entity	D
Insurance and participating investment contract liabilities	Assessment of the significance of insurance risk transferred to the Group in determining whether a contract should be accounted for as insurance or investment contract	G
Financial investments	Classification of investments including the application of the fair value options	T

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

Item	Critical accounting assumptions	Accounting policy	IFRS Note
Measurement of insurance and participating investment contract liabilities	Principal assumptions will include those in respect of mortality, morbidity, persistency, expense, valuation interest rates, credit default allowances on corporate bonds and valuation of guarantees	L	36(b)
AVIF and intangible assets	AVIF is recognised, amortised and tested for impairment by reference to the present value of estimated future profits. Other acquired intangible assets are recognised and tested for impairment using an income approach method. Significant estimates include forecast cash flows and discount rates.	O	13
Fair value of financial investments, derivative financial instruments and investment property	Where quoted market prices are not available, valuation techniques are used to value financial investments, derivatives and investment property. These include broker quotes and models using both observable and unobservable market inputs.	F,T,U	18,22
Impairment of financial investments	Factors considered when assessing whether there is objective evidence of impairment include industry risk factors, financial condition, credit rating and whether there has been a significant or prolonged decline in fair value.	T,V	19,22
Deferred acquisition costs	Management use estimation techniques to determine the amortisation profile and impairment test by reference to the present value of estimated future profits.	X	24
Provisions and contingent liabilities	When evaluating whether a provision or a contingent liability should be recognised the Group assesses the likelihood of a constructive or legal obligation to settle a past event and whether the amount can be reliably estimated. The amount of provision is determined based on the Group’s estimation of the expenditure required to settle the obligation at the statement of financial position date.	AA	43,48
Pension obligations	The Group uses a number of estimates when calculating its pension obligations, including mortality assumptions, discount rates and inflation rates.	AB	44
Deferred income taxes	Calculation and recognition of temporary differences giving rise to deferred tax balances includes estimates of the extent to which future taxable profits are available against which the temporary differences can be utilised.	AC	42

Additional information on Investments

For an overview of our investments, see “Performance review – Analysis of investments”. See “IFRS Financial statements – note 18 – Fair value methodology” for further details on fair value methodology.

The fair values of financial investments are primarily based on prices obtained from third parties, who use market standard valuation methodologies based on observable market data where possible.

Valuations obtained from third party sources are often the proprietary information of the third party provider, and therefore, while the third party providers may discuss with us their methodologies and sources of inputs, we are unable to re-perform their valuations. However, these valuations are subject to a number of monitoring controls, which include, but are not limited to reviewing the bid/ask spreads to assess activity, stale price reviews and determination of the observability of inputs used in estimating fair values. Where we believe uncertainty exists over the reliability of the third party valuation, we validate third party valuations against other third party pricing providers, broker quotes or our own internal models where possible.

Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible. Whilst such valuations are sensitive to estimates, we believe that changing one or more of the assumptions for reasonably possible alternative assumptions would not change fair value significantly. Sensitivity analysis for Level 3 investments is detailed in “IFRS Financial Statements – note 18(g) – Fair value methodology”.

The fair values of our financial investments are subject to market risk and credit risks, primarily interest rate, equity price, property price and foreign currency exchange risks. “IFRS Financial statements – note 53 – Risk management” provides disclosure and discussion of the impact of changes in market assumptions and information regarding the aggregated credit risk exposure of the Group’s financial assets with external credit ratings.

Fixed maturity securities – Valuation techniques

The table below provides an analysis at 31 December 2015 of debt securities by pricing source.

	Fair value hierarchy
2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	89,158	58,638	11,894	159,690
Internal models	—	565	2,709	3,274
	89,158	59,203	14,603	162,964

The majority of our fixed maturity securities are valued based on the prices obtained from third parties. Variations in the proportion of securities classified as Levels 1, 2 and 3 in different countries reflect different valuation sources used and different levels of liquidity. 90% of Level 2 fixed maturity securities are held by our businesses in the UK and Ireland, France and Canada, of which the UK and Ireland represent 81%. 98% of Level 3 fixed maturity securities are held by our businesses in France and the UK.

Valuations sourced from third parties

Valuations obtained from third party sources, classified as Level 1, are unadjusted.

Structured bond-type and non-standard products held by our business in France amounting to £5.8 billion and bonds held by our UK business of £2.2 billion, are valued either using counterparty or third-party broker quotes. Where possible, they are validated against internal or third-party models. They have been classified as Level 3 because either (i) the third-party model included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2015, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.

Corporate debt securities held by our French business of £1.5 billion and debt securities of £0.9 billion held by our UK and Asia businesses are also valued using third-party or counterparty valuation. These prices are considered to be unobservable due to infrequent market transactions.

Private placement notes amounting to £1.5 billion are valued using third-party broker quotes. As the observability inputs used by the third-party is unavailable, these notes have been classified as Level 3.

Internal valuations models

In our UK Life business, we used internal models to value private placement notes of £1.8 billion at 31 December 2015 where the credit spread inputs have been derived internally. These inputs have been deemed unobservable and as a result the notes have been classified as Level 3.

A collateralised loan obligation of £0.4 billion and bonds of £0.5 billion, held by our UK business, were valued using an internally developed cash flow model with inputs that are considered to be unobservable and therefore classified as Level 3.

Adjustments for credit and liquidity risk

Our internal models and the models used by third-party pricing vendor services incorporate credit risk by adjusting the spread above swap curves or yield curves for government treasury securities of similar maturity for the appropriate amount of credit risk for each issuer, based on observable market information, where available. These models also incorporate liquidity premiums by adjusting the market spread above the yield curve for the appropriate amount of liquidity risk for each issuance, based on observable market information, where available.

Equity securities – Valuation techniques

The table below provides an analysis at 31 December 2015 of equity securities by pricing source.

	Fair value hierarchy
2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	62,622	—	897	63,519
Internal models	—	—	39	39
	62,622	—	936	63,558

Valuations obtained from third party sources, classified as Level 1 above, are unadjusted.

Equity securities classified as Level 3 are principally direct private equity investments held by our UK business. The majority of Level 3 valuations are based on third-party specialists. Where internally modelled, valuations are based on discounted cash flow approach and valuation multiples using inputs which are deemed to be unobservable.

Other investments (including derivatives) – Valuation techniques

The table below provides an analysis at 31 December 2015 of other investments by pricing source.

	Fair value hierarchy
2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	39,485	4,057	3,471	47,013
Internal models	—	—	682	682
	39,485	4,057	4,153	47,695

Valuations obtained from third party sources, classified as Level 1 above, are unadjusted.

Other investments classified as Level 2 principally relate to derivative financial instruments amounting to £2.7 billion and unit trusts and other investment vehicles amounting to £1.4 billion.

All valuations for derivatives are sourced from third parties. For most non-exchange traded derivatives, we either obtain prices from derivative counterparties and corroborate these prices using internal models where possible, or source prices from a third-party vendor and corroborate these prices to non-binding broker quotes. Credit risk is considered in the valuation but the presence of collateral usually mitigates any non-performance risk related to the derivatives. Refer to “IFRS Financial Statements – note 55 - Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements” for further details regarding the net credit exposures related to derivatives. Unit trust and other investment vehicles classified as Level 2 are valued based on third party sources supported by observable market data.

Other investments classified as Level 3 include discretionary managed funds held in Asia amounting to £1.2 billion, other investment funds including property funds amounting to £1.0 billion and external hedge funds amounting to £0.5 billion. In valuing its interest in these funds, the Group utilises net asset values or valuations received from fund managers, which are based on the market value of the underlying fund assets. In certain instances, the market values of the underlying assets may be determined by the hedge fund managers using internal, proprietary models.

In addition other investments classified as Level 3 include private equity investment funds of £1.4 billion. These funds are valued based on investment valuation reports received from fund managers or internal models based on these reports. Where these valuations are at a date other than balance sheet date, we make adjustments for items such as subsequent draw-downs, distributions and the fund manager’s carried interest.

Loans – Valuation techniques

The table below provides an analysis at 31 December 2015 of loans carried at fair value by pricing source.

	Fair value hierarchy
2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	—	—	—
Internal models	—	950	18,129	19,079
	—	950	18,129	19,079

All of our loans carried at fair value are valued using internal models. These loans in our UK Life business include:

Commercial mortgage loans, Primary Healthcare, PFI and infrastructure loans of £10.8 billion are valued using a Portfolio Credit Risk Model (PCRM) which calculates a Credit Risk Adjusted Value (CRAV) for each mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve and global assumptions for the liquidity premium. The liquidity premium is deemed to be non-market observable and therefore these loans are classified as Level 3 in the fair value hierarchy.

Equity release and securitised mortgage loans amounting to £7.3 billion are valued using internal models. Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium. £6.7 billion of these mortgage loans are classified as Level 3 where these inputs are not deemed to be market observable.

Collateralised non-recourse loans of £0.6 billion have been valued using internally developed models incorporating a significant number of modelling assumptions including the probability of counterparty default and the expected loss in the event of counterparty default. These inputs are deemed to be unobservable.

Investment Property – Valuation techniques

The table below provides an analysis at 31 December 2015 of investment property carried at fair value, by pricing source.

	Fair value hierarchy
2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Third party sources	—	—	11,301	11,301
Internal models	—	—	—	—
	—	—	11,301	11,301

Valuations sourced from third parties

Valuations obtained from third party sources, disclosed above, are unadjusted. In the UK, investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.

Duration and amount of unrealised losses on available-for-sale securities

	0 - 6 months		7 - 12 months		more than 12 months		Total
2015	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	5	—	8	—	34	(1)	47	(1)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	5	—	8	—	34	(1)	47	(1)
20%-50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Greater than 50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Total
Debt securities	5	—	8	—	34	(1)	47	(1)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	5	—	8	—	34	(1)	47	(1)
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—
Total (excluding assets held for sale)	5	—	8	—	34	(1)	47	(1)
1	Only includes AFS securities that are in unrealised loss positions.
	0 - 6 months		7 - 12 months		more than 12 months		Total
2014	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	9	—	11	—	17	(1)	37	(1)
Equity securities	—	—	—	—	3	—	3	—
Other investments	—	—	—	—	1	—	1	—
	9	—	11	—	21	(1)	41	(1)
20%-50% loss position:
Debt securities	—	—	—	—	3	(2)	3	(2)
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Total
Debt securities	9	—	11	—	20	(3)	40	(3)
Equity securities	—	—	—	—	3	—	3	—
Other investments	—	—	—	—	1	—	1	—
	9	—	11	—	24	(3)	44	(3)
Assets of operations classified as held for sale	—	—	—	—	—	—	—	—
Total (excluding assets held for sale)	9	—	11	—	24	(3)	44	(3)
1	Only includes AFS securities that are in unrealised loss positions.

Where factors specific to an issuer have resulted in an unrealised loss, we have considered whether the security is impaired and recognised an impairment charge where necessary.

The impairment expense during FY15 relating to AFS debt securities and other investments was £nil (FY14: £nil) and £nil (FY14: £2 million) respectively.

At 31 December 2015, the AFS debt securities above were held by our businesses in France and Poland.

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

Financial liabilities fair valued through profit or loss

We have made use of the fair value option under IAS 39 to designate non-participating investment contracts of £103,125 million and securitised borrowings of £1,308 million as fair value through profit or loss, as these are managed with associated financial assets and derivatives as a portfolio on a fair value basis. We believe such a presentation provides more relevant information and eliminates any accounting mismatch. In addition, IFRS requires us to fair value derivative liabilities of £3,881 million through profit or loss.

Under IFRS, we are required to reflect own credit risk in valuations for those financial liabilities fair valued through profit or loss where this risk would be considered by market participants. Other than the embedded option in indexed life and annuity contracts, we have not included own credit risk as a factor in fair valuing these liabilities for the following reasons:

•	In the case of derivative contracts they are mostly fully collaterised;
•	In the case of investment contracts which are unit-linked in structure, our liability to policyholders is linked to a segregated pool of assets, and have priority over other creditors in event of default; and
•	In the case of securitised borrowing, the issued loan notes are secured on ring-fenced mortgage assets which effectively act as collateral. Noteholders are only entitled to obtain payment, of both principle and interest, to the extent that the available resources of the special purpose securitisation companies are sufficient. Noteholders have no recourse whatsoever to other companies in the Aviva Group.

Articles of Association

The Company adopted a new set of Articles of Association with effect from the conclusion of the annual general meeting (“AGM”) held on 29 April 2015. The following is a summary of the rights of the holders of our shares and of certain significant provisions of our Articles of Association and relevant laws and regulations of various regulatory bodies. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our Articles of Association. A complete copy of our Articles of Association can be obtained from our website on www.aviva.com/investor-relations/corporate-governance/articles-of-association.

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

On 10 April 2015, the Group completed the acquisition of Friends Life Group Limited through an all share exchange.

Directors

The number of our directors is not less than two, nor more than twenty. We may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors. Our Articles of Association do not contain an age restriction applicable to directors.

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

Directors’ remuneration

A director is not required to hold any shares by way of qualification. However, under internal guidelines the Group Chief Executive Officer (Group CEO) is required to build up a shareholding in the Company equivalent to 300% of annual base salary, Executive Directors are required to build up a shareholding in the Company equivalent to 150% of annual base salary and other Group Executive members are required to build up a shareholding in the Company equivalent to 50% of annual base salary. In addition, the Executive Directors, including the Group CEO, are required to retain 50% of the net shares released from deferred annual bonuses and Long Term Incentive Plan awards until the shareholding requirements have been met. The shareholding requirement needs to be built up over a five-year period.

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

We may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms as may be attached by our Board prior to allotment. Sterling new preference shares, new preference shares and euro new preference shares will have such rights and terms as the Board may determine in accordance with the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue. For details on the rights of our preference shares, see “IFRS Financial statements – note 29 – Preference share capital”.

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

We generally pay any dividends on our ordinary shares twice a year following the announcement of our full year and half year results. We normally pay a final dividend in May and an interim dividend in November on our ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque from our registrar. We may declare dividends but no dividend may exceed the amount recommended by our Board. Our Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to our Board to be justified by our profits and, provided that our Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company. All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. Our Articles of Association do not contain any sinking fund provisions. Further details regarding dividends for our ADSs are set out in “Description of securities other than equity securities” and for our preference shares within “IFRS Financial statements – note 29 – Preference Share Capital”.

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

Voting

Under English law, the voting rights of shareholders are governed by the Company’s Articles of Association, and are subject to the statutory rights of shareholders, including the right to demand a poll. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote. On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held. Subject to any special rights or restrictions attached to any class of shares and to the provisions of our Articles of Association, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each Ordinary Share of 25 pence each held by such shareholder. A person entitled to more than one vote on a poll need not use all his or her votes or cast all his or her votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling New Preference Shares. Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

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

In addition under Section 13 of the US Securities Exchange Act of 1934 (“Exchange Act”), investment managers that have discretion or beneficially own more than certain amounts of US equity securities registered under the Exchange Act, may have to report these holdings to the US Securities and Exchange Commissions.

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

However, a holder of Aviva ordinary shares or ADSs acquired before leaving the UK and who is considered a ‘temporary not resident’ individual, will continue to potentially be liable to UK Capital Gains Tax on disposal of these shares or ADSs following leaving the UK. This applies where the following four conditions are satisfied:

•	the individual has become resident in the UK for at least some part of a tax year and is not Treaty Non-resident (‘referred to as the year of return’);
278

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

Where this applies, gains and losses which arise in a tax year during the whole of which an individual was considered not resident in the UK (an intervening year) are treated as arising, and therefore taxable or allowable, in the year of return.

Strictly, if you leave or arrive in the UK part way through a tax year then because you were resident for part of the tax year you can be taxed on all gains which arise in that year, even if you were not resident in the UK when the gains arose. Subject to certain conditions, ‘Split year’ treatment allows gains which arise after you cease to be resident, or before you become resident, not to be taxable. This applies only to the tax year in which you arrive in or depart from the UK.

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

Furthermore, UK stamp duty reserve tax is payable upon the transfer of Aviva ordinary shares to a nominee or agent of the depositary in exchange for Aviva ADRs representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration given for the Aviva ordinary shares or, in some circumstances, to the value of the Aviva ordinary shares at the time of transfer. The Finance Bill 2016 is expected to provide that shares transferred to a clearance service or depositary receipt issuer as a result of the exercise of an option will be subject to stamp duty or stamp duty reserve tax at a rate of 1.5% of the higher market value of the shares or the option strike price. To the extent that such stamp duty is paid on any such transfer of Aviva ordinary shares, no stamp duty reserve tax should be payable on that transfer. Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no UK stamp duty will be required to be paid on any transfer of Aviva ADRs representing ADSs. An agreement to transfer Aviva ADRs will not give rise to a liability to stamp duty reserve tax.

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

Depositary payment to Aviva plc

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR programme established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time. In respect of the year from 1 January 2015 to 31 December 2015, we received from the depositary bank sums totaling US$954,106.38 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing for our AGM, calculation of dividend payments, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls) and legal fees.

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

Purchase of equity securities by Aviva plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Aviva plc or any ‘affiliated purchasers’, as that term is defined in Rule 10b-18(a)(3) under the Exchange Act of Aviva’s ordinary shares or ADSs for the year ended 31 December 2015.

Period	Total Number of Shares Purchased[1,2]	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programmes
January	224,475	4.91	n/a	n/a
February	209,756	5.40	n/a	n/a
March	196,560	5.55	n/a	n/a
April	377,172	5.51	n/a	n/a
May	274,861	5.25	n/a	n/a
June	204,254	5.14	n/a	n/a
July	214,308	5.28	n/a	n/a
August	221,004	5.11	n/a	n/a
September	232,213	4.67	n/a	n/a
October	245,600	4.72	n/a	n/a
November	275,516	4.97	n/a	n/a
December	225,555	4.93	n/a	n/a
1	The shares listed in this column were acquired by employee benefit trusts or nominees during the year to satisfy future obligations to deliver shares under the Company’s executive and employee share plans.
2	This table excludes Aviva plc shares purchased by investment funds managed by Aviva Investors in accordance with investment strategies that are established by Aviva Investors acting independently of Aviva plc.

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

Legal proceedings

We are involved in litigation in the ordinary course of business, including litigation in which plaintiffs seek compensatory or punitive damages and mass or class relief. Information on various legal proceedings is set out in “IFRS Financial Statements – note 48 – Contingent liabilities and other risk factors”.

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

Controls and procedures

Disclosure controls and procedures

Management has evaluated, with the participation of Aviva’s Group CEO and CFO, the effectiveness of the disclosure controls and procedures as at 31 December 2015. Based upon Aviva’s evaluation, the Group CEO and CFO concluded that, as of 31 December 2015, Aviva’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Aviva in the reports which Aviva files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Aviva’s management, including the Group CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorisation of management and directors of Aviva Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Aviva Group’s assets that could have a material effect on the financial statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2015 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework (2013)’. Based on its assessment, management concluded that, as at 31 December 2015, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria. The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 128.

In April 2015, the Group completed the acquisition of the Friends Life Group (“Friends Life”). In accordance with the SEC’s published guidance, the acquired Friends Life business has been excluded from management’s assessment of the effectiveness of internal control over financial reporting as of 31 December 2015. Friends Life had an established framework of financial reporting controls in place at the time of acquisition and work is now underway to align this with the Aviva Group’s Financial Reporting Controls Framework (“FRCF”). This work will be completed in 2016 in advance of management’s assessment of the effectiveness of the internal controls over financial reporting as of 31 December 2016. Within Aviva Group’s consolidated financial statements Friends Life contributed adjusted operating profit and loss before tax attributable to shareholders for the period 10 April 2015 to 31 December 2015 of £554 million and £371 million loss respectively and total assets of £106 billion at 31 December 2015.

Changes in internal control over financial reporting
There have been no changes in Aviva Group’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, Aviva Group’s internal control over financial reporting. See the Audit Committee report for further details.

Code of ethics

The Company has adopted a Code of Ethics for Senior Management (Ethics Code), including the Board, the Group Executive and the Group Chief Accounting Officer as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no waivers from the Ethics Code relating to any of those officers during the year. The Ethics Code was amended in October 2014 to make a number of other administrative amendments. The current Ethics Code can be found on the website at http://www.aviva.com/investor-relations/corporate-governance/code-of-ethics/ and copies may be obtained free of charge from the Group Company Secretary at the Company’s registered office address. The Ethics Code is incorporated by reference to Exhibit 11.1 of the Aviva plc 2014 Annual Report filed on Form 20-F on 16 March 2015.

.

Other information

In this section	Page
Glossary	285
Signatures	288
Exhibits	289

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

Equity Release

Equity Release Mortgages allow a homeowner to receive a lump sum in return for a mortgage secured on their house. No interest is payable on the loan; instead, interest is rolled-up on the loan, and the loan and accrued interest are repayable at redemption (upon death or moving into long-term care).

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

General terms

Adjusted operating profit

It is a non-GAAP measure based on expected investment returns and stated before tax and before non-operating items including impairment of goodwill and amortisation and impairment of acquired value of in-force business and other items.

Annual premium equivalent (APE)

Used as a measure of annual sales, taking the annual premium of regular premium contracts plus 10% of single premium contracts.

Available for sale (AFS)

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)

A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force business (AVIF)

The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance

An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Best Estimate Liabilities (BEL)

The expected present value of future cash flows for a company’s current insurance obligations, calculated using best estimate assumptions, projected over the contract’s run-off period, taking into account all up-to-date financial market and actuarial information.

Cash remittances

Amounts paid by our businesses to the Group, comprising dividends and interest on internal loans.

Deferred acquisition costs (DAC)

The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Economic capital

A measure of the financial strength of the business; an economic capital surplus represents the excess of available economic capital over required economic capital where the capital requirement is capital where the capital requirement is based on Aviva’s own internal assessment and capital management policies; the term “economic capital” does not imply capital as required by regulators or third parties.

Excess centre cash flow

A measure of excess cash flow at the Group centre holding companies level, calculated by deducting operating expenses and debt financing costs paid by the Group centre holding companies from cash remitted by business units to the Group centre holding companies. It therefore differs from the Group and parent company operating cash flows on an IFRS basis.

Fair value

The price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Conduct Authority (FCA)

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

Financial Reporting Council Guidance on Internal Control

The Guidance on Risk Management, Internal Control and Related Financial and Business Reporting sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

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

Internal rate of Return (IRR)

A discount rate used to measure profitability. The rate used is that which will bring a series of cash flows to a net present value of nil.

International financial reporting standards (IFRS)

These are accounting regulations designed to ensure comparable financial statements preparation and disclosure issued by the International Accounting Standards Board (IASB) and are the standards that all publicly listed companies in the European Union are required to use.

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

Minimum capital requirement (MCR)

The Minimum Capital Requirement is the minimum amount of capital that an insurer needs to hold to cover its risks under the Solvency II regulatory framework. If an insurer's capital falls below the MCR then authorisation will be withdrawn by the regulator unless a firm is able to meet the MCR within a short period of time.

Net written premiums

Total gross written premiums for the given period, minus premiums paid over or ‘ceded’ to reinsurers.

Operating expenses

The day-to-day expenses involved in running a business, such as sales and administration, as opposed to production costs.

Operating expense ratio

The Group operating expense ratio is calculated as the Group’s operating expenses from continuing operations expressed as a percentage of the Group’s adjusted operating profit from continuing operations before Group debt costs and operating expenses.

Own Funds

The amount of capital a firm actually holds under Solvency II on a market value basis. This is the sum of the economic value of assets less the economic value of liabilities. Basic own funds are calculated as the difference between the assets (including transitional measure on technical provisions) and liabilities (including subordinated liabilities) calculated on a combination of best estimate and market consistent assumptions. Available own funds are calculated as basic own funds with any adjustments including off-balance sheet own funds approved by the regulator (known as ancillary own funds). Eligible own funds reflect any tiering restrictions and are the amount of own funds eligible to cover the SCR and MCR.

Present value of new business premiums (PVNBP)

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

Risk Margin

The amount an insurance company would require, in excess of best estimate liabilities, in order to take over and meet the whole portfolio of insurance and reinsurance obligations. It reflects the cost of providing capital equal to the solvency capital requirement for non-hedgable risks necessary to support the insurance obligations over their lifetime. Risk Margin represents the value of deviation risk of the actual outcome compared with the best estimate, expressed in terms of a defined risk measure.

Solvency II

These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II became effective from 1 January 2016.

Solvency Capital Requirement (SCR)

The Solvency Capital Requirement is the amount of capital the Regulator requires an insurer to hold to meet the requirements under the Solvency II regulatory framework. Holding capital in excess of the SCR demonstrates an insurer has adequate financial resources in place to meet all its liabilities as and when they fall due and that there is sufficient capital to absorb significant losses. Firms may use their own internal model, the European Insurance and Occupational Pensions Authority (EIOPA) prescribed standard formula or a partial internal model to determine SCR.

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

Value of new business (VNB)

Value of new business is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic assumptions set at the start of each quarter or more frequently and the same operating assumptions as those used to determine the embedded value at the end of the reporting period and is stated after the effect of any frictional costs.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Aviva plc

(Registrant)

Dated 29 March 2016

/s/ Mark Wilson

Mark Wilson

Group Chief Executive Officer

Exhibits

Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of Aviva plc adopted by special resolution passed on 29 April 2015
Exhibit 2.1	Form of Deposit Agreement among Aviva plc, Citibank, as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit 2.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)
Exhibit 2.2	The total amount of long term debt securities of Aviva plc authorised under any instrument does not exceed 10 percent of the total assets of the Company on a consolidated basis. Aviva plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Aviva plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed
Exhibit 4.1	Aviva Capital Accumulation plan rules (incorporated by reference to Exhibit 4.1 of the Aviva plc Registration Statement on Form 20-F filed on 7 October 2009)
Exhibit 4.1.1	Addendum Aviva Capital Accumulation plan rules dated 22 December 2010 (incorporated by reference to Exhibit 4.1.1 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)
Exhibit 4.1.2	Addendum Aviva Capital Accumulation plan rules dated 8 December 2010 (incorporated by reference to Exhibit 4.1.2 of the Aviva plc 2012 Annual Report filed on Form 20-F on 25 March 2013)
Exhibit 4.2	Aviva Long Term Incentive Plan 2011 rules (amended November 2015)
Exhibit 4.3	Aviva Annual Bonus Plan 2011 rules (amended November 2015)
Exhibit 4.4	Aviva Recruitment and Retention Share Award Plan rules (amended March 2015) (incorporated by reference to Exhibit 4.4 of the Aviva plc 2014 Annual Report filed on Form 20-F on 16 March 2015)
Exhibit 4.5	Aviva Chief Financial Officer Award 2014 rules (amended March 2015) (incorporated by reference to Exhibit 4.5 of the Aviva plc 2014 Annual Report filed on Form 20-F on 16 March 2015)
Exhibit 4.6	Rules of the Friends Life Group plc long term incentive plan
Exhibit 8.1	Schedule of subsidiaries of Aviva plc
Exhibit 11.1	Code of ethics (amended October 2014) (incorporated by reference to Exhibit 11.1 of the Aviva plc 2014 Annual Report filed on Form 20-F on 16 March 2015)
Exhibit 12.1	Certification of the Company’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification of the Company’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of the Company’s Chief Executive Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
Exhibit 13.2	Certification of the Company’s Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

